Form 10-K, Exhibit 13
period 1993-12-31
UNITED TECHNOLOGIES CORP /DE/
filed 1994-03-31
CIK 101829

                                                                   EXHIBIT 13
Financial Section

27   Five-Year Summary
28   Management's Discussion and Analysis
35   Comparative Stock Data
36   Management's Responsibility for
     Financial Statements
36   Report of Independent Accountants
37   Consolidated Financial Statements
     and Notes
55   Selected Quarterly Financial Data

Five-Year Summary
In Millions of Dollars (except per share amounts)            1993       1992       1991       1990       1989
- --------------------------------------------------------------------------------------------------------------
For the Year
  Sales                                                  $ 20,736   $ 21,641   $ 20,840   $ 21,442   $ 19,532
          Percent to United States Government                  19%        21%        21%        22%        24%
  Research and development                                  1,137      1,221      1,133      1,028      1,030
  Restructuring provision                                       -         85      1,275          -          -
  Income (loss) before cumulative effect of accounting
          principle changes                                   487         35     (1,021)       751        702
  Net income (loss)                                           487       (287)    (1,021)       751        702
  Earnings (loss) applicable to Common Stock                  444       (329)    (1,083)       715        687
  Earnings (loss) per share before cumulative effect of
          accounting principle changes:
          Primary                                            3.53       (.05)     (8.91)      5.91       5.34
          Fully diluted                                      3.30       (.05)     (8.91)      5.53       5.20
  Earnings (loss) per share:
          Primary                                            3.53      (2.67)     (8.91)      5.91       5.34
          Fully diluted                                      3.30      (2.67)     (8.91)      5.53       5.20
  Cash dividends on Common Stock                              224        222        219        218        206
          Per share                                          1.80       1.80       1.80       1.80       1.60
  Average number of shares of Common Stock
          outstanding (thousands):
          Primary                                         125,997    123,238    121,537     120,845   128,693
          Fully diluted                                   139,614    137,157    136,012     133,192   133,840
  Return on average common shareowners' equity, after tax   13.1%     (8.7)%    (20.9)%       14.5%     14.2%

At Year End
  Net working capital                                    $    786   $  1,064   $  2,354   $  3,061   $  2,131
          Current asset ratio                            1.1 to 1   1.2 to 1   1.4 to 1   1.5 to 1   1.3 to 1
  Total assets                                             15,618     15,928     15,985     15,918     14,598
  Short-term borrowings                                       780        377        292        342      1,281
  Long-term debt, including current portion                 2,179      2,769      3,101      3,220      2,312
          Debt to total capitalization                        45%        48%        46%        40%        43%
  ESOP Preferred Stock, net                                   176        151        126         81          -
  Shareowners' equity                                       3,598      3,370      3,961      5,343      4,739
  Equity per common share                                   28.54      27.23      32.49      44.10      39.14
  Business backlog                                         18,414     21,175     20,700     20,875     20,125
  Number of employees:
          United States                                    81,700     91,400     98,000     108,100   115,100
          International:
               Europe                                      40,300     40,600     41,800      38,200    38,300
               Other                                       46,600     46,000     45,300      46,300    48,000
          Total                                           168,600    178,000    185,100     192,600   201,400
  Number of common shareowners                             30,000     32,600     35,400      37,200    39,500

Equity per common share is based on shares outstanding at each year end.
See Note 2 of Notes to Financial Statements for discussion of 1992 accounting changes.
For Pratt and Whitney, backlog is based on the terms of firm orders received and does not include discounts granted directly to airline and other customers.

Management's Discussion and Analysis

Management's Discussion and Analysis of Results of
Operations and Financial Position
     The following discussion and analysis sets forth major factors affecting the Corporation's results of operations during the three-year period ended December 31, 1993. It also comments on the Corporation's financial position at that date as presented in the accompanying financial statements. Operating results for the Corporation's business segments are shown in the Consolidated Summary of Business Segment Financial Data on pages 51 through 54 of this Annual Report.

Business Environment
     The Corporation's major business units serve government and commercial aerospace, commercial property and residential housing, and automotive manufacturing customers. Like many businesses, these operations are increasingly affected by global, as well as regional, economic cycles.
     In 1993, the U.S. economy continued to strengthen while key international economies were mixed and will continue to exert a negative influence on the Corporation's results of operations in the near term. In the U.S., residential housing starts increased for the second consecutive year, up 14% over 1992 which itself was up 18% over 1991, but U.S. commercial vacancy rates improved only marginally to 17% from the 1992 all-time high of 18% and commercial construction starts remained weak. Construction activity in Europe and Japan remained weak while China and other Pacific Rim countries showed continued strength.
     North American car and light truck production surged 12% in 1993 to 12.8 million units, only slightly below the recent peak of 12.9 million units in 1988. However, European car production, an increasingly important market to the Corporation, was adversely affected by the recession in Europe with production declining 14% in 1993 to the lowest levels since 1985.
     The financial performance of the Corporation's Pratt & Whitney segment, and to a lesser extent, the Flight Systems segment, is directly tied to the commercial airline industry. The Pratt & Whitney segment is a major supplier of commercial engines and spare parts. The Flight Systems segment, through Hamilton Standard, provides fuel and environmental control systems and propellers for commercial aircraft.
     The poor financial condition of the commercial airline industry has had a significant impact on the Corporation's 1992 and 1993 results. However, during 1993, the commercial airline industry experienced moderate, but distinct financial improvement, and traffic for the U.S. domestic airlines increased approximately 5% over 1992. Some airlines recorded operating profits for the first time in several years. This improvement over prior years' performance principally resulted from restructuring actions and other adjustments in airline operating strategies, rather than significant improvement in the economic conditions which caused the current decline in the industry.
     Beginning in 1992, in response to the depressed levels of business, several major domestic and foreign airlines negotiated extensions in delivery schedules of aircraft on firm order and, in some cases, canceled existing orders and options for future delivery. Changes in engine contract terms and schedules generally involve economic concessions by the airline and more favorable financial terms to the supplier. However, these actions adversely affect the production schedules for new engines and exacerbate the already significant engine pricing competition for new engine orders. Pratt & Whitney's large commercial engine shipments totaled 442 in 1993, down from 610 in 1992 and 692 in 1991. In addition, the mix of engine sales has continued to shift to newer, lower margin engines.
     The follow-on spare parts sales for Pratt & Whitney engines in service has traditionally been an important source of profit to the Corporation, and its decline has had a significantly adverse impact on operating results of Pratt & Whitney. Spare parts sales in 1993 were somewhat lower than 1992 which had been flat against the depressed levels of 1991. However, sales in the fourth quarter 1993 were higher than prior quarters and higher than the prior year fourth quarter. In addition, orders for spare parts in 1993 were higher than those received in 1992.
     The development of commercial aircraft engines requires substantial investment by the Corporation. Over the past decade, Pratt & Whitney has developed three new families of engines which are in production and airline service today; the V2500, the PW2000 and the PW4000. Presently, the PW4084 and PW4168 engines, derivatives of the PW4000 family of engines, are being introduced for the Boeing 777 and Airbus A330 aircraft, respectively. Pratt & Whitney's research and development expense in 1993 was $632 million compared to $723 million in 1992. With the PW4168 engine certified in August 1993 and the PW4084 scheduled for certification in April 1994, Pratt & Whitney's research and development expenses are expected to continue to decline.

BAR CHART DESCRIPTION:
Revenues ($ Billions)
    1989 - $19.8
    1990 - $21.8
    1991 - $21.3
    1992 - $22.0
    1993 - $21.1

     In view of the global nature of the commercial aircraft industry and the risk and cost associated with launching new engine development programs, Pratt & Whitney has developed strategic alliances and collaboration arrangements on commercial engine programs. These alliances also facilitate access to international markets and technology. At December 31, 1993, other participants in these alliances represented 29% and 20% of the PW2000 and PW4000 programs, respectively, and 30% of the PW4084. Also, Pratt & Whitney has a 33% interest in International Aero Engines, an international consortium of five partners for the V2500 commercial aircraft engine.
     The Corporation's aerospace and defense businesses continue to respond to a changing global political environment. The defense industry is downsizing further as the U.S. Defense budget shrinks and as the threat of large scale conflict between superpowers has diminished. However, management believes the Corporation is well positioned as a major supplier for key domestic and foreign defense programs that will be important to military needs in the 1990's and beyond.
     The Corporation will continue to supply Black Hawk helicopters to the U.S. and foreign governments under contracts extending to 1997 and 1998. The Corporation is also well positioned on three major U.S. Defense programs of the future, the F-22 fighter, powered by the Pratt & Whitney F119 engine, and RAH-66 Comanche helicopter, both in development, and the C-17 airlifter, powered by Pratt & Whitney's F117 engine, which became operational with the Air Force in 1993. While these programs are expected to retain support by the U.S. military and Congress, these and other U.S. military programs will continue to compete for available defense funds.
     The Corporation has, however, continued to reduce its reliance on U.S. Defense contracts over the past few years and its exposure to loss from fixed-price development contracts. This trend has been partially offset by increased foreign military sales. Business derived from the U.S. Government declined from 24% of total sales in 1989 to 19% in 1993.
     While the changing world political climate has reduced defense spending, ongoing changes in the former Soviet Union and the People's Republic of China, where potentially enormous markets for aircraft engines are developing, present significant opportunities for the commercial aircraft industry. The Corporation has been developing strategic alliances in these markets and believes it is well positioned to take advantage of these opportunities.
     Pratt & Whitney is aggressively reducing manufacturing costs to remain competitive and regain the profit margins commensurate with the risks and investment this industry requires. From 1991 to December 31, 1993, Pratt & Whitney's workforce was reduced from 44,600 to 33,700 employees and manufacturing space has been reduced by 1.1 million square feet. Pratt & Whitney plans to reduce its workforce to no more than 30,000 during 1994, and further reductions may be required if commercial engine volumes continue to decline.

Restructuring and Other Actions
     In December 1992 the Corporation recorded charges of $447 million for credit and other exposures related to the airline industry, $169 million for various contract matters and $85 million for restructuring actions. The 1992 restructuring actions were incremental to the $1.275 billion pre-tax restructuring charge recorded in 1991. The 1991 restructuring program included eliminating jobs, closing or consolidating facilities, and improving design, engineering and manufacturing processes.
     Program to date workforce reductions total 24,710 positions. Workforce reductions during 1993 totaled 11,690 positions. Manufacturing floor space totaling 2.8 million and 5.6 million square feet has been eliminated during 1993 and program to date, respectively. This represents 57% of the goal to eliminate
9.9 million square feet of manufacturing space by 1995.

Results of Operations
Revenues:
     Decreased 4% or $951 million from 1992 to 1993;
     Increased 4% or $770 million from 1991 to 1992.

In Millions of Dollars                 1993       1992       1991
- -------------------------------------------------------------------------------
Product sales                       $16,671    $17,559    $17,054
Service sales                         4,065      4,082      3,786
Financing revenues and other            345        391        422
- -------------------------------------------------------------------------------

     The negative impact of the commercial airline industry and unfavorable foreign currency translation impacts are the principal causes for the overall reduction in 1993 sales.
     It is estimated that increases in selling prices to customers averaged approximately 2% in 1993 and were not significant in 1992. The net impact of translating sales of foreign subsidiaries decreased sales by 3% in 1993 and was not significant in 1992, indicating that the real volume of sales decreased 3% in 1993 and increased 4% in 1992.
     Financing revenues and other income, less other deductions, decreased $46 million and $31 million in 1993 and 1992, respectively. The 1993 decrease resulted primarily from lower royalties and interest income partially offset by an increase in the amount of commercial aircraft engine participation fees. The decrease in 1992 resulted primarily from lower commercial aircraft engine participation fees partially offset by higher licensing and royalty fees.
     Revenues of the Corporation's principal business segments for the years ended December 31 were:

In Millions of Dollars                 1993       1992       1991
- -------------------------------------------------------------------------------
Pratt & Whitney                      $5,942     $6,894     $7,133
Flight Systems                        3,930      4,045      4,024
Carrier                               4,480      4,328      3,843
Otis                                  4,418      4,512      4,304
Automotive                            2,382      2,378      2,084
- -------------------------------------------------------------------------------

     Pratt & Whitney segment revenues decreased $952 million (14%) in 1993 and $239 million (3%) in 1992. The decrease in 1993 reflects decreases in commercial and government engine and spare parts sales. Although commercial spare parts sales were lower than the depressed levels of 1992, sales during the second half of 1993 showed modest growth and exceeded the comparable 1992 period. The overall decrease was partially offset by revenues resulting from the renegotiation of certain aircraft leases during the second quarter of 1993. The decrease in 1992 resulted from reductions in commercial and government engine sales offset somewhat by a slight increase in government spare parts sales.
     Flight Systems segment revenues for 1993 decreased $115 million (3%) compared to 1992. As a result of substantially increased international Black Hawk shipments, helicopter business revenues in 1993 contributed 59% of Flight Systems segment revenues (51% in 1992 and 50% in 1991). This increase was more than offset by reductions in defense electronics and commercial aerospace volumes in the segment's other businesses. Flight Systems segment revenues in 1992 remained essentially unchanged from 1991.
     Carrier segment revenues increased $152 million (4%) in 1993 and $485 million (13%) in 1992. The translation impact of a stronger U.S. dollar negatively impacted 1993 revenues by approximately $115 million (3%). Revenues for 1992 were positively impacted by approximately $30 million (1%) as a result of foreign currency translation. Both 1993 and 1992 revenues reflect continuing volume increases in the North American and Asia-Pacific regions as well as the transportation refrigeration business. Revenues were also positively impacted by increased Latin American volumes during 1993. These increases were partially offset by the effects of the continuing recession in Europe, particularly affecting the Spanish and Italian operations.
      Otis segment revenues decreased $94 million (2%) in 1993 and increased $208 million (5%) in 1992. The impact of currency exchange rates versus the U.S. dollar reduced revenues by approximately $278 million (6%) in 1993 and increased revenues by approximately $107 million (2%) in 1992. Revenues in 1993 and 1992, exclusive of the translation impact, reflect the continuing increase in service volumes in all regions. In addition, new equipment revenues were slightly higher in 1993 primarily due to higher volumes in the European and Latin American regions offset partially by lower North American volume. New equipment revenues in 1992 were lower than 1991 levels primarily due to decreases in the North American and Latin American regions.
     Automotive segment revenues were essentially unchanged from 1992. Revenues in 1992 were $294 million (14%) higher than 1991. During 1993 and 1992, the segment was positively impacted by increased North American car and light truck production and European market penetration. North American car and light truck production increased 12% in 1993 over 1992 and 9% in 1992 over 1991. During 1993, these increases were substantially offset by the overall reduction in European vehicle production, the negative translation impact of the stronger U.S. dollar of approximately $112 million (5%), and the absence of sales in 1993 from certain automotive business units divested in the third quarter of 1992.

Cost of products and services sold as a percent of sales decreased:
     1% from 1992 to 1993;
     1% from 1991 to 1992.

In Millions of Dollars                 1993       1992       1991
- -------------------------------------------------------------------------------
Cost of products sold               $13,666    $14,642    $14,331
Product margin %                      18.0%      16.6%      16.0%
Cost of services sold               $ 2,571    $ 2,591    $ 2,408
Service margin %                      36.8%      36.5%      36.4%
- -------------------------------------------------------------------------------

     The cost of products sold as a percentage of sales, excluding the impact of special charges recorded in 1992 and 1991, remained relatively constant in 1993 and 1992 from the respective prior years. The on-going efforts of the Corporation's cost reduction programs were offset by a shift in the mix of commercial aircraft engines sold to newer, lower margin en-gines and lower spare parts sales in the commercial aircraft and general avia-tion businesses.
- --------------------------------------------------------------------------------
Research and development expenses:
     decreased 7% or $84 million from 1992 to 1993;
     increased 8% or $88 million from 1991 to 1992.
- --------------------------------------------------------------------------------
     Gross research and development expenditures in 1993 and 1992, before the reductions described below, were 5% lower and 2% higher than in 1992 and 1991, respectively. The reduction in expenditures during 1993 occurred primarily at Pratt & Whitney where the PW4084 and PW4168 commercial engine development programs are reaching maturity. Overall, expenditures for military aircraft engine programs during 1993 and 1992 were substantially lower than in previous years and in 1992 were offset by higher expenditures for commercial engine programs, as well as increased expenditures at Carrier and Otis.
     Billings to participants for certain advanced commercial aircraft engine program expenditures and partial sponsorship of military aircraft engine programs aggregating $84 million, $67 million, and $134 million in 1993, 1992, and 1991, respectively, have been applied as reductions of research and development expenses. While billings remained relatively constant in 1993, the decrease in billings during 1992 is the result of lower fees from reduced sponsorship of military aircraft engine programs, partially offset by higher commercial engine program fees.

BAR CHART DESCRIPTION:
R&D Expenses ($ Millions)
    1989 - $1,030
    1990 - $1,028
    1991 - $1,133
    1992 - $1,221
    1993 - $1,137

- -------------------------------------------------------------------------------
Selling, general and administrative expenses:
     decreased 15% or $464 million from 1992 to 1993;
     increased 13% or $344 million from 1991 to 1992.
- -------------------------------------------------------------------------------
    The decrease from 1992 to 1993 results from the effects of the Corporation's restructuring efforts initiated in the first quarter of 1992 which have increasingly reduced ongoing general and administrative expenses and the absence of the $360 million charges recorded during the fourth quarter of 1992 for commercial airline industry exposures and other contract matters. The effects of the restructuring efforts were overshadowed in 1992 primarily from the $360 million charges as well as the incremental 1992 impact of FAS 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions."

BAR CHART DESCRIPTION:
SG&A Expenses ($ Millions)
    1989 - $2,811
    1990 - $3,094
    1991 - $2,667
    1992 - $3,011
    1993 - $2,547

- -------------------------------------------------------------------------------
Operating profits increased:
     123% or $725 million from 1992 to 1993;
     $1,086 million from 1991 to 1992.
- -------------------------------------------------------------------------------
     Operating profits (losses) of the Corporation's principal business segments for the years ended December 31 were:

In Millions of Dollars                 1993       1992       1991
- -------------------------------------------------------------------------------
Pratt & Whitney                        $156      $(288)     $(282)
Flight Systems                          385        275       (224)
Carrier                                 226        152       (159)
Otis                                    377        313        163
Automotive                              148        111          2
- -------------------------------------------------------------------------------

     In the first quarter of 1993, the Corporation changed its presentation of general corporate expenses to report those costs which do not directly benefit the reporting segments as general corporate items. This change in presentation is consistent with the manner in which the individual operating units are both managed and measured from an internal profitability perspective. Operating profits (losses) for 1992 are shown below on both the current and former bases of presentation. The comparisons below of operating results between 1993 and 1992 are based on the current presentation while comparisons between 1992 and 1991 are based on the former presentation. In addition, the operating profits (losses) above include the restructuring provisions recorded in 1992 and 1991 and discussed previously. For purposes of analysis and comparison, the operating profits (losses) below exclude these amounts.

                                    1992           1992
In Millions of Dollars   1993      Current        Former         1991
- -------------------------------------------------------------------------------
Pratt & Whitney          $156        $(171)        $(218)        $406
Flight Systems            385          316           290          (82)
Carrier                   226          183           152           31
Otis                      377          346           313          296
Automotive                148          128           111           61
- -------------------------------------------------------------------------------

     Pratt & Whitney segment operating profits increased $327 million in 1993. The 1992 results include the impact of the special charges recorded during the fourth quarter for commercial airline exposures. Excluding the impact of these charges, the 1993 results decreased due to lower commercial and government engine and spare parts sales, partially offset by an increase in a partner's interest in the PW4000 engine program during 1993. In addition, Pratt & Whitney reduced research and development expenditures during 1993 as the PW4084 and PW4168 commercial engine programs reach maturity. The decrease in 1992 resulted from the previously discussed charges recorded in the fourth quarter of 1992, reduced commercial engine shipments, lower margins on the mix of sales, and lower commercial aircraft engine participation fees.
     Flight Systems segment operating profits increased $69 million (22%) and $372 million in 1993 and 1992, respectively. The increase in 1993 results primarily from improved operating performance and increased Black Hawk shipments by Sikorsky and better than expected contract performance related principally to Norden's Multi Mode Radar System contract. These increases were partially offset by declines in commercial aerospace volumes at Hamilton Standard and the absence of the favorable impacts of the settlement of several government contracting claims recorded in 1992. The 1992 increase in profitability resulted primarily from improved operating performance at Sikorsky, the absence of the 1991 $148 million charge relating to Norden's Multi Mode Radar System and other contract matters, and the absence of the $148 million charge for environmental remediation activities recorded in 1991.
     Carrier segment operating profits increased $43 million (23%) in 1993 and $121 million (390%) in 1992. Improved operating profits resulting from increased volumes and margins in the Asia-Pacific and Latin American regions were partially offset by the effects of the continuing recession in Europe. The 1992 increase was primarily a result of increased new equipment volumes, most notably in the North American region and the transportation refrigeration business, as well as a more profitable mix of sales.
     Otis segment operating profits increased $31 million (9%) and $17 million (6%) in 1993 and 1992, respectively. The translation impact of the stronger U.S. dollar negatively impacted segment operating profits in 1993 by $38 million. The improved operating profits reflect the effect of continued growth in service volumes during both 1992 and 1993. During 1993, increases in Latin American and European new equipment volumes and improvement in Latin American new equipment margins contributed to the growth. New equipment revenues in 1992 were lower than 1991 levels primarily due to decreases in the North American and Latin American regions.
     Automotive segment operating profits increased $20 million (16%) and $50 million (82%) in 1993 and 1992, respectively. Operating profits during 1993 and 1992 reflect the impact of increased North American production volumes and European market penetration. During 1993, these increases were partially offset by the reduction in European vehicle production and the absence of the operating results of certain automotive business units divested during the third quarter of 1992. In addition, 1992 results include the gain on sale of these units.
- -------------------------------------------------------------------------------
Interest expense decreased:
     11% or $31 million from 1992 to 1993;
     17% or $57 million from 1991 to 1992.
- -------------------------------------------------------------------------------
     The Corporation's interest expense continues to be favorably impacted by reductions in the amount of debt outstanding during 1993 and 1992 combined with reductions in interest rate levels for both years.
     The weighted-average interest rate on the Corporation's short-term borrowings in 1993 was 5.5% (8.9% in 1992 and 11.4% in 1991), and the average composite rate for short-term borrowings and long-term debt, excluding the ESOP debt guarantee, for 1993 was 7.2% (7.8% in 1992 and 8.9% in 1991). The average rate applicable to debt outstanding at December 31, 1993 was 5.4% for short-term borrowings, and the average composite rate, including all long-term debt other than the ESOP debt guarantee, was 6.8%.
- -------------------------------------------------------------------------------
Net income increased $774 million from 1992 to 1993;
Net loss decreased $734 million from 1991 to 1992.
- -------------------------------------------------------------------------------
     In addition to the matters previously discussed, the Corporation adopted
FAS 106 in the fourth quarter of 1992 with effect from January 1, 1992. The transition obligation at that date of $482 million, net of tax, was recorded as a charge to earnings. The incremental expense associated with FAS 106 was $23 million and $71 million in 1993 and 1992, respectively. This reduction was attributable to revisions in the Corporation's substantive postretirement medical plan for certain of its employee population.
     The Corporation also adopted the provisions of FAS 109, "Accounting for Income Taxes," in the fourth quarter of 1992, with effect from January 1, 1992, resulting in a credit to earnings of $160 million representing recognition of previously unrecognized tax benefits. This standard requires, among other things, recognition of deferred tax assets (representing future tax benefits) attributable to deductible temporary differences between financial statement and income tax bases of assets and liabilities and to tax carryforwards to the extent that realization of these benefits is more likely than not. If the more likely than not threshold cannot be met, valuation allowances must be recorded to reduce the deferred tax assets to amounts expected to be realized.
     Deductible and taxable temporary differences in the same taxing jurisdiction are offset for presentation in the Consolidated Balance Sheet. The following table summarizes the future income tax benefits arising from net deductible temporary differences and tax carryforwards at December 31, 1993:

In Millions of Dollars
- -------------------------------------------------------------------------------
Net deductible temporary differences                             $1,463
Tax carryforwards:
     Acquired loss carryforwards                                     18
     Foreign and state loss carryforwards                           155
     Foreign and state tax credit carryforwards                      69
     Alternative minimum tax credits (MTC)                           84
                                                                 -------
                                                                  1,789
Valuation allowance                                                (297)
                                                                --------
Total future income tax benefits                                 $1,492
                                                                ========

     The future tax benefit arising from net deductible temporary differences of $1,463 million relates to expenses recognized for financial reporting purposes which will result in tax deductions over varying future periods. The realization of this amount is dependent upon the generation of sufficient taxable income, primarily in the United States, over the varying future periods in which the tax deductions will be recognized, including applicable carryforward periods. Future tax benefits of $368 million attributable to postretirement benefits will be realized as paid over a period of forty years or more based on the Corporation's healthcare plans for retirees. Conversely, expenses associated with the Corporation's restructuring program (tax benefits of $182 million) are expected to result in tax deductions primarily within two years. Other future tax benefits of $913 million relate to such matters as environmental accruals, warranty provisions and the timing of inventory and contract cost recognition which are expected to result in tax deductions in periods up to generally ten years.
     Prior to 1992, the Corporation's U.S. operations consistently produced taxable income, averaging $300 million of domestic source taxable income per year for the five years ending in 1991. In 1992 and 1993, primarily as a result of depressed conditions in the commercial airline industry and actual expenditures relating to the 1991 restructuring provision, domestic tax losses were incurred which have been utilized by carryback to prior years.
     Based on the Corporation's business plans, including the benefits of the cost reductions resulting from the restructuring program, and the tax planning strategies available, management believes that the Corporation's domestic earnings during the periods identified above will be sufficient to realize these future income tax benefits.
     Minimum tax credit and certain state tax credit carryforwards have no expiration date. Foreign and state tax loss carryforwards arise in a number of different taxing jurisdictions with expiration dates ranging from 1994 to 2008. For those jurisdictions where the expiration date or the projected operating results indicate that realization is not likely, a valuation allowance has been provided. Foreign tax credit carryforwards, which require future foreign source income to be utilized, expire after five years and generally are fully reserved through valuation allowances.

Liquidity and Financing Commitments
     Management assesses the Corporation's liquidity in terms of its overall ability to generate cash to fund its operating and investing activities. Of particular importance in the management of liquidity are cash flows generated from operating activities, capital expenditure levels, adequate bank lines of credit, and financial flexibility to attract long-term capital on satisfactory terms.
     Set forth below is selected key cash flow data from the Consolidated Statement of Cash Flows:

In Millions of Dollars                 1993       1992       1991
- -------------------------------------------------------------------------------
Net Cash Flows from
   Operating Activities             $ 1,508    $ 1,203    $ 1,890
                                    =======    =======    =======
Purchases of fixed assets           $  (846)   $  (920)   $(1,048)
(Acquisitions) dispositions
     of business units, net               -         64         (7)
Other investing activities             (180)       (70)        27
                                    -------    -------    -------
Net Cash Flows from
     Investing Activities           $(1,026)   $  (926)   $(1,028)
                                    =======    =======    =======
Net Cash Flows from
     Financing Activities           $  (379)   $  (435)   $  (517)
                                    =======    =======    =======

     Net cash flows from operating activities in 1993 improved over 1992 primarily due to operating results. Operating cash flows remain lower than the 1991 level primarily because of the impact of the Corporation's restructuring activities.

BAR CHART DESCRIPTION:
Operating Cash Flows ($ Millions)
    1989 - $1,129
    1990 - $1,333
    1991 - $1,890
    1992 - $1,203
    1993 - $1,508

     The substantial fixed asset additions during the period 1991 through 1993, while decreasing in each year, have been necessary to increase productivity, to modernize certain of the Corporation's facilities and to provide for expansion of some product lines. The great majority of these expenditures were for machinery and equipment and were made across all business segments. Cash used for financing activities during the period included dividends to preferred and common shareowners.

BAR CHART DESCRIPTION:
Capital Expenditures and Depreciation ($ Millions)

                    Capital
                  Expenditures          Depreciation
    1989 -          $1,023                  $591
    1990 -          $1,200                  $675
    1991 -          $1,048                  $735
    1992 -          $  920                  $777
    1993 -          $  846                  $777

     During the years ended December 31, 1993 and 1992, the Corporation met its net financing requirements by adjusting its level of short-term borrowings as required and issuing long-term debt when conditions were considered favorable. The results of the foregoing activities upon the Corporation's financial structure are shown in the following tabulation:

In Millions of Dollars                            1993       1992
- -------------------------------------------------------------------------------
Short-term borrowings and current
     portion of long-term debt                 $ 1,020    $  788
Long-term debt                                   1,560     1,964
Capital lease obligations                          379       394
Shareowners' equity                              3,598     3,370
Debt to total capitalization                        45%       48%

     The Corporation's ratio of debt to total capitalization reflects a three percentage point decrease from 1992. Operating results in 1993 combined with the improved cash flow caused the decrease in this ratio. The impact of fourth quarter charges combined with the net charge taken as a result of the adoption of FAS 106 and FAS 109 caused a decrease in shareowners' equity which more than offset the effect of debt reductions and increased the Corporation's debt to total capitalization ratio two percentage points at December 31, 1992. The Corporation expects the costs of the restructuring actions will be funded from operations and from the cash flow benefits associated with the restructuring. Consequently, the Corporation's restructuring actions are not expected to result in significant increases in borrowing levels.
      The Corporation believes that existing sources of liquidity are adequate to meet anticipated short-term borrowing needs at similar risk-based interest rates for the foreseeable future. While Moody's Investor Services reduced the Corporation's debt rating from A1 to A2 in 1993, Standard & Poor's reaffirmed the Corporation's debt rating at A+. Accordingly, the Corporation does not believe its long-term borrowing costs will be materially impacted.
     At December 31, 1993, the Corporation had credit commitments from banks totaling $1.0 billion under two Revolving Credit Agreements. Each agreement provides for borrowings of $500 million at interest rates up to the prime rate. One commitment expires October 14, 1994 and the other on January 1, 1996. At December 31, 1993, there were no borrowings under either Revolving Credit Agreement. Long-term financing will continue to be considered in the future if conditions are advantageous, and in that regard, under an effective Registration Statement on file with the Securities and Exchange Commission at December 31, 1993, up to $871 million of medium-term and long-term debt of the Corporation might be issued.
      In addition to the requirements discussed above, the Corporation had commitments to finance or arrange financing for customers at December 31, 1993 of approximately $1.3 billion of commercial aircraft, of which $174 million may be required to be disbursed in 1994.

New FASB Pronouncement
     The Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 112 (FAS 112), "Employers' Accounting for Postemployment Benefits," in November 1992. FAS 112 requires that the liability for certain postemployment benefits, including salary continuation, supplemental unemployment benefits and job training, be recognized over the employees' service lives when certain conditions are met. Liabilities for FAS 112 type benefits have already been recorded pursuant to FAS 106 and other pre-existing policies of the Corporation.

Environmental Matters
     The Corporation's operations are subject to environmental regulation by federal, state, and local authorities in the United States and regulatory authorities with jurisdiction over its foreign operations.
     The Corporation has been identified as a potentially responsible party under the Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA" or Superfund) for environmental remediation at 84 federal Superfund sites, many of which relate to formerly-owned businesses. To date, the Corporation has made expenditures of $37 million for remediation at these Superfund sites and its share of future expenditures at these Superfund sites is estimated to be in the range of $110-$140 million. Additionally, the Corporation is potentially responsible for remediation under federal, state and/or local regulations at other sites. The Corporation has adequately provided for its share of future remediation and related expenditures at Superfund and other known sites for which it may have some remediation responsibility.

     The Corporation had expenditures related to remediation at Superfund and other sites of $64 million in 1993, $58 million in 1992 and $57 million in 1991. These expenditures are not expected to exceed $100 million in each of the next two years.
     Since environmental laws are becoming increasingly more stringent, the Corporation's capital expenditures and costs for environmental compliance may increase in the future.
     The Corporation has instituted legal proceedings against its insurers seeking insurance coverage for remediation and related expenditures. These proceedings are expected to last several years. As no prediction can be made as to the outcome of these proceedings, potential insurance reimbursements are not recorded. The above uncertainties notwithstanding, the Corporation believes that expenditures necessary to comply with the present regulations governing environmental protection will not have a material effect upon its capital expenditures, competitive position, financial position or results of operations.

Other Contingencies
     In June 1989, Sikorsky Aircraft submitted a voluntary disclosure report to the Department of Defense describing the conditions that gave rise to a $75 million downward adjustment of progress payments in April 1988 and related matters. An employee filed a "qui tam" action under the Civil False Claims Act based on matters that he learned while working on the Corporation's investigation of the matter. The Civil Division of the Department of Justice has stated that it would accept $150 million in full settlement of the matter, which compensates the Government for damages it has suffered, but the terms and conditions of such a settlement are the subject of continuing negotiations. The Corporation has accrued its estimated liability for this matter based on available information. If the Corporation is unable to negotiate a satisfactory settlement, it intends to litigate.
     The Corporation is now and believes that, in light of the current government contracting environment, it will be the subject of one or more government investigations. If the Corporation or one of its business units were charged with wrongdoing as a result of any of these investigations, the Corporation or one of its business units could be suspended from bidding on or receiving awards of new government contracts pending the completion of legal proceedings. If convicted or found liable, the Corporation could be fined and debarred from new government contracting for a period generally not to exceed three years. Any contracts found to be tainted by fraud could be voided by the Government.

Subsequent Event
     On January 19, 1994, the Corporation filed a registration statement with the Securities and Exchange Commission pursuant to its plan to sell to the public a 40 to 44 percent equity interest in UT Automotive, the Corporation's Automotive segment. The Corporation has not made decisions regarding the use of proceeds, which for purposes of the filing were estimated at $470 million.

Comparative Stock Data               1993                        1992
- ----------------------------------------------------  -------------------------
Common Stock               High     Low    Dividend    High     Low    Dividend
  First Quarter          49 7/8     43 3/4     $.45  56 5/8     49         $.45
  Second Quarter         55 7/8     46 1/4      .45  56         50 1/4      .45
  Third Quarter          59 3/8     51 1/2      .45  57 1/4     47 3/4      .45
  Fourth Quarter         66 1/8     56 1/2      .45  49         42 1/4      .45

The Corporation's Common Stock is listed on the New York Stock Exchange. The high and low prices are based on the Composite Tape. There were 30,000 common shareowners of record at December 31, 1993.

Management's Responsibility for Financial Statements

The financial statements of United Technologies Corporation and subsidiaries, and all other information presented in this Annual Report, are the responsibility of the management of the Corporation. The financial statements have been prepared in accordance with generally accepted accounting principles.
     Management is responsible for the integrity and objectivity of the financial statements, including estimates and judgments reflected in them. It fulfills this responsibility primarily by establishing and maintaining accounting systems and practices adequately supported by internal accounting controls. These controls include the selection and training of management and supervisory personnel; maintenance of an organizational structure providing for delegation of authority and establishment of responsibilities; communication of requirements for compliance with approved accounting, control and business practices throughout the organization; business planning and review; and a program of internal audit. Management believes the internal accounting controls in use provide reasonable assurance that the Corporation's assets are safeguarded, that transactions are executed in accordance with management's authorizations, and that the financial records are reliable for the purpose of preparing financial statements.
     Independent accountants are elected annually by the Corporation's shareowners to audit the financial statements in accordance with generally accepted auditing standards. Their report appears in this Annual Report. Their audits, as well as those of the Corporation's internal audit department, include a review of internal accounting controls and selective tests of transactions.
     The Audit Review Committee of the Board of Directors, consisting of six directors who are not officers or employees of the Corporation, meets regularly with management, the independent accountants and the internal auditors, to review matters relating to financial reporting, internal accounting controls and auditing.

/s/ Robert F. Daniell             /s/ George David
Robert F. Daniell                 George David
Chairman and                      President and
Chief Executive Officer           Chief Operating Officer

/s/ Stephen F. Page
Stephen F. Page
Executive Vice President
and Chief Financial Officer

Report of Independent Accountants

To the Shareowners of United Technologies Corporation

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations, of changes in shareowners' equity and of cash flows present fairly, in all material respects, the financial position of United Technologies Corporation and its subsidiaries at December 31, 1993 and 1992, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1993, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Corporation's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.
     As discussed in Note 2, the Corporation changed its methods of accounting for postretirement benefits other than pensions and for income taxes in 1992.

/s/ Price Waterhouse
One Financial Plaza
Hartford, Connecticut
January 26, 1994

Consolidated Statement of Operations                                     United Technologies Corporation
                                                                              Years Ended December 31,
                                                                            ----------------------------
In Millions of Dollars (except per share amounts)                               1993      1992      1991
- --------------------------------------------------------------------------------------------------------
Revenues
 Product sales                                                              $ 16,671  $ 17,559  $ 17,054
 Service sales                                                                 4,065     4,082     3,786
 Financing revenues and other income, less other deductions                      345       391       422
                                                                            --------  --------  --------
                                                                              21,081    22,032    21,262
                                                                            --------  --------  --------
Costs and Expenses
 Cost of products sold                                                        13,666    14,642    14,331
 Cost of services sold                                                         2,571     2,591     2,408
 Research and development                                                      1,137     1,221     1,133
 Selling, general and administrative                                           2,547     3,011     2,667
 Interest                                                                        251       282       339
 Restructuring provision                                                           -        85     1,275
                                                                            --------  --------  --------
                                                                              20,172    21,832    22,153
                                                                            --------  --------  --------
 Income (loss) before income taxes and minority interests                        909       200      (891)
 Income taxes                                                                    336        77        75
                                                                            --------  --------  --------
 Income (loss) before minority interests                                         573       123      (966)
 Less-Minority interests in subsidiaries' earnings                                86        88        55
                                                                            --------  --------  --------
 Income (loss) before cumulative effect of accounting principle changes          487        35    (1,021)
 Cumulative effect of changes in accounting principles for:
  Income taxes                                                                     -       160         -
  Postretirement benefits other than pensions                                      -      (482)        -
                                                                            --------  --------  --------
 Net Income (Loss)                                                          $    487  $   (287) $ (1,021)
                                                                            ========  ========  ========
 Preferred Stock Dividend Requirement                                       $     43  $     42  $     62
                                                                            --------  --------  --------
 Earnings (Loss) Applicable to Common Stock                                 $    444  $   (329) $ (1,083)
                                                                            --------  --------  --------
 Per Share of Common Stock:
  Primary:
   Earnings (loss) before cumulative effect of accounting principle changes $   3.53  $  (0.05) $  (8.91)
   Cumulative effect of changes in accounting principles for:
     Income taxes                                                                  -      1.29         -
     Postretirement benefits other than pensions                                   -     (3.91)        -
                                                                            --------  --------  --------
   Earnings (Loss)                                                          $   3.53  $  (2.67) $  (8.91)
                                                                            ========  ========  ========
  Fully Diluted:
   Earnings (loss) before cumulative effect of accounting principle changes $   3.30  $  (0.05) $  (8.91)
   Cumulative effect of changes in accounting principles for:
     Income taxes                                                                  -      1.29         -
     Postretirement benefits other than pensions                                   -     (3.91)        -
                                                                            --------  --------  --------
   Earnings (Loss)                                                          $   3.30  $  (2.67) $  (8.91)
                                                                            ========  ========  ========

See accompanying Notes to Financial Statements

Consolidated Balance Sheet                                      United Technologies Corporation

                                                                                  December 31,
                                                                              -----------------
In Millions of Dollars                                                           1993      1992
- -----------------------------------------------------------------------------------------------
Assets
 Cash and short-term cash investments                                         $   421   $   354
 Accounts receivable (net of allowance for doubtful accounts of $336 and $447)  2,981     3,135
 Future income tax benefits                                                       794       802
 Inventories and contracts in progress                                          4,635     5,095
  Less-Progress payments and billings on contracts in progress                 (1,482)   (1,587)
 Prepaid expenses                                                                 357       302
                                                                              -------   -------
    Total Current Assets                                                        7,706     8,101
                                                                              -------   -------
 Investments and receivables due after one year                                   457       416
                                                                              -------   -------
 Customer financing assets                                                        914       647
                                                                              -------   -------
 Fixed assets (net of accumulated depreciation of $5,231 and $4,928)            4,565     4,602
                                                                              -------   -------
 Future income tax benefits                                                       698       783
                                                                              -------   -------
 Deferred charges:
  Costs in excess of net assets of acquired companies (net of accumulated
    amortization of $254 and $230)                                                544       577
  Prepaid pension costs and other                                                 734       802
                                                                              -------   -------
                                                                                1,278     1,379
                                                                              -------   -------
    Total Assets                                                              $15,618   $15,928
                                                                              =======   =======
Liabilities and Shareowners' Equity
 Short-term borrowings                                                        $   780   $   377
 Accounts payable                                                               1,815     2,097
 Accrued salaries, wages and employee benefits                                    912       945
 Accrued restructuring costs                                                      245       435
 Other accrued liabilities                                                      2,053     2,056
 Long-term debt - currently due                                                   240       411
 Income taxes currently payable                                                   314       232
 Advances on sales contracts                                                      561       484
                                                                              -------   -------
    Total Current Liabilities                                                   6,920     7,037
                                                                              -------   -------
 Future income taxes payable                                                      177       186
                                                                              -------   -------
 Long-term debt                                                                 1,939     2,358
                                                                              -------   -------
 Future pension and postretirement benefit obligations                          1,440     1,395
                                                                              -------   -------
 Other long-term liabilities                                                      999     1,085
                                                                              -------   -------
 Commitments and contingent liabilities (Notes 5 and 13)
 Minority interests in subsidiary companies                                       369       346
                                                                              -------   -------
 Series A ESOP Convertible Preferred Stock, $1 par value (Authorized -
     20,000,000 shares)
  Outstanding-12,459,932 and 12,661,738 shares                                    822       836
 ESOP deferred charge and note receivable                                        (646)     (685)
                                                                              -------   -------
                                                                                  176       151
                                                                              -------   -------
 Shareowners' Equity:
  Capital Stock:
   Preferred Stock, $1 par value (Authorized - 230,000,000 shares; none issued
     and outstanding)                                                               -         -
   Common Stock, $5 par value (Authorized - 500,000,000 shares)
    Issued-138,712,505 and 136,438,880 shares                                   2,075     1,965
  Cost of 12,665,188 and 12,664,188 common shares in treasury                    (677)     (677)
  Retained earnings                                                             2,466     2,247
  Deferred foreign currency translation adjustments                              (227)     (135)
  Minimum pension liability adjustment                                            (39)      (30)
                                                                              -------   -------
    Total Shareowners' Equity                                                   3,598     3,370
                                                                              -------   -------
    Total Liabilities and Shareowners' Equity                                 $15,618   $15,928
                                                                              =======   =======

See accompanying Notes to Financial Statements

Consolidated Statement of Cash Flows                                                  United Technologies Corporation

                                                                                            Years Ended December 31,
                                                                                          ---------------------------
In Millions of Dollars                                                                       1993      1992      1991
- ---------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
 Net income (loss)                                                                        $   487   $  (287)  $(1,021)
 Adjustments to reconcile net income (loss) to net cash flows from operating activities:
  Restructuring provision                                                                       -        85     1,275
  Environmental remediation provision, less portion in current liabilities                     30        39       291
  Depreciation and amortization                                                               815       852       764
  (Increase) decrease in:
    Accounts receivable                                                                        45       239       302
    Inventories, net of progress payments                                                     335       328       168
    Prepaid expenses                                                                          (55)     (135)       96
  Increase (decrease) in:
    Accounts and taxes payable, and accrued liabilities                                       (25)      359       501
    Future income taxes payable and future income tax benefits                                 33      (626)     (346)
    Noncurrent postretirement benefit obligation                                               37       808         -
    Advances on sales contracts                                                                77      (133)       84
    Restructuring liabilities                                                               (393)      (354)     (208)
    Environmental liabilities                                                                (54)       (52)      (41)
  Minority interests in subsidiaries' earnings                                                86         88        55
  Gains from dispositions of business units                                                    -        (16)        -
  Other, net                                                                                  90          8       (30)
                                                                                         -------    -------   -------
    Net Cash Flows from Operating Activities                                               1,508      1,203     1,890
Cash flows from investing activities:                                                    -------    -------   -------
 Purchases of fixed assets                                                                  (846)      (920)   (1,048)
 Sales of fixed assets                                                                        47         95        64
 Increase in customer financing assets                                                      (356)      (202)      (81)
 Decrease in customer financing assets                                                       148          -        74
 Investments - other companies                                                               (20)        29       (31)
 Acquisitions of business units                                                                -          -        (7)
 Dispositions of business units                                                                -         64         -
 Other, net                                                                                    1          8         1
                                                                                         -------    -------   -------
    Net Cash Flows from Investing Activities                                               (1,026)      (926)   (1,028)
Cash flows from financing activities:                                                    -------    -------   -------
 Issuance of long-term debt                                                                   27         13       509
 Repayments of long-term debt                                                               (636)      (355)     (690)
 Increase (decrease) in short-term borrowings                                                403         85       (64)
 Decrease in ESOP note receivable and debt guarantee, net of $14 million,
    $16 million and $7 million ESOP Preferred Stock retirements                               25         25        45
 Common Stock issued for employee stock plans and other                                      110         87        28
 Dividends paid on Common and ESOP Preferred Stocks                                         (267)      (264)     (281)
 Other, net                                                                                  (41)       (26)      (64)
                                                                                         -------    -------   -------
    Net Cash Flows from Financing Activities                                                (379)      (435)     (517)
                                                                                         -------    -------   -------
Effect of foreign exchange rate changes on cash and short-term cash investments              (36)       (11)      (23)
                                                                                         -------    -------   -------
    Net Increase (Decrease) in Cash and Short-Term Cash Investments                           67       (169)      322
Cash and Short-Term Cash Investments, Beginning of year                                      354        523       201
                                                                                         -------    -------   -------
Cash and Short-Term Cash Investments, End of year                                        $   421    $   354   $   523
Supplemental Disclosure of Cash Flow Information:                                        =======    =======   =======
Interest paid, net of amounts capitalized                                                $   239    $   293   $   330
Income taxes paid, net of refunds                                                            179        403       436
Non-cash investing and financing activities:
 Assets of businesses acquired                                                                 -          -       191
 Liabilities of businesses acquired                                                            -          -       155
 Assets of businesses sold                                                                     -         64         -
 Liabilities of businesses sold                                                                -         16         -

See accompanying Notes to Financial Statements

Consolidated Statement of Changes in Shareowners' Equity                              United Technologies Corporation

                                                                                         In Millions of Dollars
                                                                                  -----------------------------------
                                                                                  Common  Treasury  Retained
                                                                                   Stock     Stock  Earnings    Other
- ---------------------------------------------------------------------------------------------------------------------
Balance December 31, 1990                                                         $1,850    $(677)    $4,089    $  81
Issued under employee incentive plans, with no tax benefit (742,147 shares
  of Common Stock, net of 25,761 shares purchased and reissued)                       28
Net loss                                                                                              (1,021)
Dividends on -Common Stock ($1.80 per share)                                                            (219)
             -ESOP Preferred Stock ($4.80 per share), with no tax benefit                                (62)
Deferred foreign currency translation adjustments:
 Translation and hedging adjustments, with no tax benefit                                                        (107)
 Sale of foreign investments                                                                                       (1)
- ---------------------------------------------------------------------------------------------------------------------
Balance December 31, 1991                                                          1,878     (677)     2,787      (27)
Issued under employee incentive plans, and related tax benefit (1,868,645 shares
  of Common Stock, net of 160,002 shares purchased and reissued)                      87                  (1)
Redemption of Common Stock Rights                                                                        (12)
Net loss                                                                                                (287)
Dividends on -Common Stock ($1.80 per share)                                                            (222)
             -ESOP Preferred Stock ($4.80 per share), net of
              income tax benefits of $19 million                                                         (42)
             -Recognition of previously unrecognized tax benefit on
              ESOP Preferred Stock dividends                                                              24
Deferred foreign currency translation adjustments:
  Translation and hedging adjustments, including income taxes of $12 million                                     (108)
Minimum pension liability adjustment, net of income tax benefits of $19 million                                   (30)
- ---------------------------------------------------------------------------------------------------------------------
Balance December 31, 1992                                                          1,965     (677)     2,247     (165)
Issued under employee incentive plans, and related tax benefit (2,273,625 shares
  of Common Stock, net of 21,409 shares purchased and reissued)                      110                  (1)
Net income                                                                                               487
Dividends on -Common Stock ($1.80 per share)                                                            (224)
             -ESOP Preferred Stock ($4.80 per share), net of
              income tax benefits of $18 million                                                         (43)
Deferred foreign currency translation adjustments:
  Translation and hedging adjustments, including income taxes of $4 million                                       (92)
Minimum pension liability adjustment, net of income tax benefits of $7 million                                     (9)
- ---------------------------------------------------------------------------------------------------------------------
Balance December 31, 1993                                                         $2,075    $(677)    $2,466    $(266)

See accompanying Notes to Financial Statements

Notes to Financial Statements

Note 1
Summary of Accounting Principles
     Principles of Consolidation: The consolidated financial statements include the accounts of the Corporation and its subsidiaries. International operating subsidiaries are included generally on the basis of fiscal years ending November
30. All material intercompany transactions have been eliminated. Certain reclassifications have been made to 1992 and 1991 amounts to conform with 1993 presentation.
     Revenue Recognition: Sales under government and commercial fixed-price contracts and government fixed-price-incentive contracts are recorded at the time deliveries are made or, in some cases, on a percentage of completion basis. Sales under cost-reimbursement contracts are recorded as work is performed and billed. Sales of commercial aircraft engines sometimes require significant participation by the Corporation in aircraft financing arrangements; when appropriate, such sales are accounted for as operating leases. Sales under elevator and escalator installation and modernization contracts are accounted for under the percentage of completion method.
     Prospective losses, if any, on contracts are provided for when the losses become anticipated. Loss provisions are based upon any anticipated excess of inventoriable manufacturing or engineering cost and estimated warranty costs over the net revenue from the products contemplated by the specific order.
     Service sales, representing aftermarket repair and maintenance activities performed on produced or similar use equipment, are recognized over the contractual period or as services are performed.
     Inventories and Contracts in Progress: Inventories and contracts in progress are stated at the lower of cost or estimated realizable value. Inventories consist primarily of raw materials and work in process. Materials in excess of requirements for contracts and orders currently in effect or anticipated have been eliminated. A considerable portion of inventories is based on cost standards which are adjusted to reflect approximate current costs. The remainder of inventories is stated either at average cost or at actual cost accumulated against specific contracts or orders or, in the case of a sub-stantial portion of inventories in the Carrier and Automotive businesses, at last-in, first-out (LIFO) cost. Manufacturing tooling costs are charged to inventories or to fixed assets depending upon their nature, general applicability and useful lives. Tooling costs included in inventory are charged to cost of sales based on usage, generally within two years after they enter productive use. All other manufacturing costs are allocated to current production; no such costs are deferred and assigned to future production.
     Contracts in progress relate to elevator and escalator contracts and include standard cost of manufactured components, accumulated installation costs and estimated earnings on uncompleted contracts.
     Depreciation and Amortization: Provisions for depreciation of plant and equipment related to the Corporation's aerospace operations have generally been made using accelerated methods. Provisions for depreciation of other plant and equipment have primarily been made using the straight-line method. Estimated useful lives principally range from 30 to 50 years for buildings and improvements, from 8 to 20 years for machinery and equipment, and from 5 to 10 years for office equipment. Improvements to leased property are amortized over the life of the lease.
     Environmental Activities: Provisions for environmental remediation activities are recorded when assessments are made, remedial efforts are probable and related amounts can be reasonably estimated; potential insurance reimbursements are not recorded. The Corporation periodically assesses its environmental liabilities through reviews of contractual commitments, site assessments, feasibility studies and formal remedial design and action plans.
     Research and Development and Other Costs: Research and development costs not specifically covered by contracts and those related to the Corporation-sponsored share of research and development activity in connection with cost-sharing arrangements are charged to operations as incurred. General and administrative expenses also are charged to operations as incurred. Costs pertaining to fulfillment of the Corporation's warranty and service policies and product guarantees are estimated on the basis of past experience and current product performance and, where believed to be significant and reasonably predictable in amount, are accrued at the time products are sold.
     Goodwill: Costs in excess of values assigned to the underlying net assets of acquired companies are included in deferred charges and are generally being amortized over periods ranging from 25 to 40 years.
     Hedging Activity: The Corporation enters into a variety of interest rate futures, options, currency swaps and forward contracts in its management of interest rate and foreign currency exposures. Realized and unrealized gains and losses are deferred and either recognized as interest expense over the borrowing period or recognized in shareowners' equity, depending on the exposure hedged.
     The Corporation enters into forward foreign exchange contracts to hedge foreign currency denominated receivables and payables. Such contracts generally have maturities of one year or less and the counterparties are typically major international financial institutions.

Cash flows attributable to the forward foreign exchange contracts are generally included with the cash flows from the associated hedged receivables or payables.
     Income Taxes: Provisions for income taxes are based upon income and expenses recorded in accordance with the Corporation's regular accounting practices and as shown in the financial statements. The income tax effects of differences in the time when items of income and expense are reflected in accordance with such regular accounting practices and the time they are recognized for income tax purposes are shown in the balance sheet as future income tax benefits or as future income taxes payable, as appropriate.
     Earnings Per Share: Primary earnings per share computations are based on the average number of shares of Common Stock outstanding during the year. Fully diluted earnings per share reflect the maximum dilution of per share earnings, if applicable, which would have occurred if all the ESOP Convertible Preferred Stock of the Corporation had been converted as of the date of issue. Each share of the ESOP Preferred Stock is convertible into one share of Common Stock. A reduction in earnings applicable to common shares is required in the calculation of fully diluted earnings per share representing the Corporation's assumed additional contribution to the ESOP to enable it to meet its debt repayment responsibilities were the preferred dividends not available for this purpose.
     Cash and Cash Equivalents: Short-term cash investments are highly liquid in nature and have original maturities of three months or less.

Note 2
Accounting and Reporting Changes
     Effective January 1, 1992, the Corporation adopted Statement of Financial Accounting Standards No. 106 (FAS 106), "Employers' Accounting for Postretirement Benefits Other Than Pensions," using the immediate recognition transition option. The after-tax cumulative effect attributable to prior years as of January 1, 1992 for this change in accounting for retiree health care and life insurance benefits reduced 1992 earnings by $482 million ($3.91 per share). Prior to 1992 the Corporation recognized the cost of providing these benefits as premiums were incurred. The incremental expense associated with FAS 106 was $23 million and $71 million in 1993 and 1992, respectively. This reduction was attributable to revisions in the Corporation's substantive postretirement medical plan for certain of its employee population.
     Effective January 1, 1992, the Corporation adopted Statement of Financial Accounting Standards No. 109 (FAS 109), "Accounting for Income Taxes." The Statement requires the liability method of accounting for income taxes rather than the deferred method previously used. The cumulative effect attributable to prior years as of January 1, 1992 for this change in accounting for income taxes increased 1992 earnings by $160 million ($1.29 per share).
     Prior years' financial statements were not restated.

Note 3
Restructuring and Employee Severance Plans
     On January 20, 1992, the Corporation's Board of Directors approved restructuring plans which resulted in a $1.275 billion pre-tax ($1.21 billion after-tax, or $10.06 per share) charge to 1991 operations. The restructuring actions included eliminating jobs, closing or consolidating facilities, and improving design, engineering and manufacturing processes.
     As a result of the continued worsening of the commercial airline industry, the Corporation recorded additional restructuring provisions of $85 million in the fourth quarter of 1992 to reflect the need for further workforce reductions in the Pratt & Whitney and Flight Systems segments.

Note 4
International Operations
     A substantial portion of the Corporation's revenues and assets is attributable to international operations. The Corporation has significant manufacturing facilities in Canada, Italy, France, Japan, South Korea, Spain, Australia, Mexico, the United Kingdom, Brazil, China, Ireland, Singapore, and Germany and operations of lesser size in a number of other countries. At December 31, 1993, the investment (identifiable assets) in any single country outside the United States did not exceed 5% of the Corporation's total identifiable assets, other than investments in Canada which amounted to slightly more than 5% of total identifiable assets.
     Amounts included in the accompanying consolidated financial statements associated with operations outside the United States consist of the following:

In Millions of Dollars                 1993       1992       1991
- -------------------------------------------------------------------------------
Sales                                $7,854     $8,396     $7,720
Net income                              264        254        179
Assets                                4,722      4,999      5,096
Liabilities                           2,076      2,395      2,758
Minority interests                      364        340        328
- -------------------------------------------------------------------------------

     The financial position and results of operations of substantially all of the Corporation's significant foreign subsidiaries are measured using local currency as the functional currency. The aggregate effects of translating the financial statements of these subsidiaries are deferred as a separate component of shareowners' equity.
     At December 31, 1993, the Corporation had $667 million notional principal amount of outstanding currency swaps and forward exchange contracts to hedge its foreign net investment exposures. In addition, at December 31, 1993 and 1992, the

Corporation had $1.6 billion and $1.7 billion, respectively, of forward foreign exchange contracts hedging other foreign currency exposures.
     Earnings were credited or charged with foreign exchange gains (losses), including gains and losses of operations in highly inflationary economies, of $3 million, $6 million and $(22) million in 1993, 1992 and 1991, respectively.

Note 5
Airline Industry and Customer Financing Assets
     The Corporation has significant receivables and other financing assets which result from its business activities with commercial airline industry customers totaling $2,235 million and $2,219 million at December 31, 1993 and 1992, respectively. The commercial airline industry and customer financing asset amounts primarily include assets of Pratt & Whitney, Hamilton Standard and UT Finance Corporation.
     Customer financing assets consist of the following:

In Millions of Dollars                           1993        1992
- -------------------------------------------------------------------------------
Notes receivable                                 $570        $365
Leases receivable, less unearned income
   of $311 and $13                                367          73
Products under lease                               19         255
                                                 ----        ----
                                                  956         693
Less: receivables due within one year              42          46
                                                 ----        ----
                                                 $914        $647
                                                 ====        ====
- -------------------------------------------------------------------------------

     Scheduled maturities of amounts included in notes and leases receivable due after one year for the next five years are $40 million in 1995, $49 million in 1996, $105 million in 1997, $58 million in 1998 and $643 million in 1999 and thereafter.
     Customer aircraft financing activities are conducted principally through UT Finance Corporation, its consolidated subsidiaries and certain other customer financing operations.
     The competitive commercial aircraft engine market often requires customer financing commitments. These commitments may be in the form of guarantees, secured debt or lease financing. At December 31, 1993, the Corporation had commitments to finance or arrange financing for approximately $1.3 billion of commercial aircraft. The Corporation cannot currently predict the extent to which these commitments will be utilized, since certain customers may be able to obtain more favorable terms using traditional financing sources. From time to time, the Corporation also arranges for third party investors to assume a portion of its commitments. However, should all current commitments be exercised as scheduled, the maximum amounts that will be disbursed are as follows: $174 million in 1994, $280 million in 1995, $204 million in 1996, $440 million in 1997, $112 million in 1998 and $67 million in 1999 and beyond. If exercised, the financing arrangements will be secured by assets with fair values exceeding the financed amounts.
     The Corporation's customer financing activities include leasing aircraft and subleasing the aircraft to customers. In some instances, customers have cancellation provisions which may result in sublease periods shorter than the Corporation's lease obligation. At December 31, 1993, the Corporation's rental commitments under long-term noncancelable operating leases aggregated $290 million ($25 million in each of the years 1994 through 1998). At December 31, 1993, the Corporation also had approximately $421 million of residual value and other guarantees related to various commercial aircraft engine customer financing arrangements. These guarantees may extend for up to twenty-two years and may be used by the customers to obtain more favorable financing terms than would otherwise be available. Where applicable, the estimated fair market values of the assets securing these guarantees and operating lease obligations equaled or exceeded the related guarantees and obligations, after considering existing reserves. As with financing commitments, the Corporation may arrange for third party investors to assume a portion of its guarantees or operating lease obligations.
     Allowances for possible losses relating to financing activities with commercial airline customers total $374 million and $409 million at December 31, 1993 and 1992, respectively.

Note 6
Inventories and Contracts in Progress
     Inventories and contracts in progress at December 31, 1993 consist of inventories of $3,629 million ($4,018 million at December 31, 1992) and elevator and escalator contracts in progress of $1,006 million ($1,077 million at December 31, 1992).
     The methods of accounting followed by the Corporation do not permit classification of inventories by categories of finished goods, work in process and raw materials. The Corporation's sales contracts in many cases are long-term contracts expected to be performed over periods exceeding twelve months. Approximately 58% (60% at December 31, 1992) of the total inventories and contracts in progress has been acquired or manufactured under such long-term contracts. It is impracticable for the Corporation to determine the amounts of inventory scheduled for delivery under long-term contracts within the next twelve months.
     The principal elements of cost included in inventories are materials, purchased components, direct labor and manufacturing overhead (engineering overhead in the case of engineering contracts). Tooling and other costs are an insignificant portion of inventories.
     A substantial portion of the Corporation's inventories in its Carrier and Automotive businesses is valued under the LIFO method. If these inventories had been valued at the lower of replacement value or cost under the first-in, first-out method, they would have been higher by $137 million at December 31, 1993 ($148 million at December 31, 1992).
  The book basis of LIFO inventories exceeded the tax basis of such inventories by approximately $57 million at December 31, 1993 and 1992 resulting from the assignment of fair value to inventories acquired in a business acquisition accounted for under the purchase method of accounting.
     At December 31, 1993, progress payments, secured by lien, on United States Government contracts and billings on contracts in progress amounted to $347 million ($333 million at December 31, 1992) and $1,135 million ($1,254 million at December 31, 1992), respectively.

Note 7
Investments and Receivables Due After One Year
     Investments and receivables due after one year consist of the following:

In Millions of Dollars                            1993       1992
- -------------------------------------------------------------------------------
Receivables due after one year                    $239       $216
Investments                                        218        200
                                                  ----       ----
                                                  $457       $416
                                                  ====       ====
- -------------------------------------------------------------------------------

     Current and long-term accounts receivable at December 31, 1993 and 1992 include approximately $105 million and $144 million, respectively, representing retainage under contract provisions and amounts which are not presently billable because of lack of funding or final prices or contractual documents under government contracts or for other reasons. These items are expected to be collected in the normal course of business.

Note 8
Fixed Assets

In Millions of Dollars                            1993       1992
- -------------------------------------------------------------------------------
Fixed assets, at cost:
  Land                                         $   158    $   161
  Buildings and improvements                     2,754      2,620
  Machinery, tools and equipment                 6,427      6,206
  Under construction                               457        543
                                               -------    -------
                                                 9,796      9,530
  Accumulated depreciation                      (5,231)    (4,928)
                                               -------    -------
                                               $ 4,565    $ 4,602
                                               =======    =======
- -------------------------------------------------------------------------------

     Depreciation expense was $777 million in 1993 and 1992, and $735 million in 1991.

Note 9
Borrowings and Lines of Credit
     The following summarizes the short-term borrowings, lines of credit and long-term debt of the Corporation and its subsidiaries. Short-term borrowings:

In Millions of Dollars                               1993       1992
- -------------------------------------------------------------------------------
Foreign bank borrowings                           $204       $253
Commercial paper and notes                         576        124
                                                  ----       ----
                                                  $780       $377
                                                  ====       ====
- -------------------------------------------------------------------------------

     At December 31, 1993, the Corporation had credit commitments from banks totaling $1.0 billion under two Revolving Credit Agreements. Each agreement provides for borrowings of $500 million at interest rates up to the prime rate. The termination date for one agreement is January 1, 1996 with a facility fee not to exceed 1/4% per year on the aggregate commitment. The other is effective through October 14, 1994 and has a facility fee not to exceed 3/16% per annum on the aggregate commitment. There were no borrowings under either Revolving Credit Agreement during the two years ended December 31, 1993.

Long-term debt:
                                                                 In Millions
                                         1993 Debt                of Dollars
                               -----------------------------   ----------------
                               Weighted Average
Type of Issue                   Interest Rate       Maturity     1993     1992
- -------------------------------------------------------------------------------
Denominated in U.S. Dollars:
  Notes and other debt                   6.3%      1995-2021   $1,003   $1,316
Denominated in foreign currency:
  Notes and other debt                   8.0%      1995-2030       40       95
Capital lease obligations                9.5%      1995-2013      379      394
ESOP debt guarantee                      7.5%      1995-2009      517      553
                                                               ------   ------
                                                               $1,939   $2,358
                                                               ======   ======

     Principal payments required on long-term debt for the next five years are $240 million in 1994, $148 million in 1995, $119 million in 1996, $185 million in 1997 and $80 million in 1998.
     The terms of the indentures relating to certain issues of long-term debt include provisions intended to restrict, under certain conditions, the availability of retained earnings for payment of dividends on the Common Stock. At December 31, 1993, all of the Corporation's retained earnings were free of such restrictions.
     At December 31, 1993, the Corporation had entered into various interest rate swap contracts (including options thereon) related to approximately $805 million of its outstanding borrowings. The expiration dates of the various contracts are tied to scheduled debt and capital lease obligation payment dates and extend to 2002.
     Capitalized Interest: During 1993, the Corporation and its consolidated subsidiaries capitalized $29 million ($52 million in 1992 and $70 million in 1991) of interest, to be depreciated over the lives of the related fixed assets.

Note 10
Taxes on Income
     The provision for income taxes for the years ended December 31 comprises the following:

In Millions of Dollars                 1993       1992       1991*
- -------------------------------------------------------------------------------
Current:
 United States:
   Federal                            $   6      $(145)      $138
   State                                 22          9         48
 Foreign                                226        263        246
                                      -----      -----       ----
                                        254        127        432
Future:                               -----      -----       ----
 United States:
   Federal                                4        (19)      (275)
   State                                 22        (44)       (31)
 Foreign                                 27        (24)       (51)
                                      -----      -----       ----
                                         53        (87)      (357)
                                      -----      -----       ----
                                        307         40         75
Benefits attributable to items
   credited to equity                    29         37          -
                                      -----      -----       ----
                                      $ 336      $  77       $ 75
                                      =====      =====       ====

* 1991 amounts have not been restated for FAS109.

     As discussed in Note 2, the Corporation adopted FAS 109 as of January 1, 1992, and the cumulative effect of this change is reported in the 1992 Consolidated Statement of Operations.
     Future income taxes represent the tax effects of transactions which are reported in different periods for financial and tax reporting purposes. These temporary differences are determined in accordance with FAS 109 and are more inclusive in nature than "timing differences" as determined under previously applicable accounting principles. Temporary differences and carryforwards which gave rise to future income tax benefits and payables at December 31, 1993 and 1992 are as follows:

In Millions of Dollars                            1993       1992
- -------------------------------------------------------------------------------
Future income tax benefits:
 Tax depreciation and foreign capital
   allowances                                   $ (129)    $ (147)
 Capitalization of interest cost, less
   related depreciation                            (99)      (105)
 Adjustment of inventories and
   contract losses to tax basis                    393        304
 Provisions for warranty                           286        306
 Insurance and employee benefits                   554        468
 Restructuring provisions                          182        351
 Alternative minimum tax credits                    84         51
 Environmental remediation provisions              195        199
 Federal, foreign and state tax loss
   carryforwards                                   173        123
 Foreign and state tax credit
   carryforwards                                    69         31
 Other items, net                                   81        221
 Valuation allowance                              (297)      (217)
                                                ------     ------
                                                 1,492      1,585
Future income taxes payable:                    ------     ------
 Use of completed-contract method
   for reporting taxable income                     11         17
 Tax depreciation and foreign capital
   allowances                                      104        109
 Capitalization of interest cost, less
   related depreciation                             21         23
 Insurance and employee benefits                    42         34
 Lease transactions, finance subsidiaries           23         21
 Other items, net                                    9         69
                                                ------     ------
                                                   210        273
                                                ------     ------
Net future income tax benefits                  $1,282     $1,312
                                                ======     ======

     Current and non-current future income tax benefits and payables within the same tax jurisdiction are offset for presentation in the Consolidated Balance Sheet. Valuation allowances have been established for state and foreign tax credit and tax loss carryforwards to reduce the future income tax benefits to amounts expected to be realized. Federal loss carryforwards arise from business acquisitions with significant restrictions as to their future realization and consequently are fully reserved.

     Deferred U.S. federal, state and foreign income taxes shown in the income tax provision for 1991 are comprised principally of the income tax effects of insurance and employee benefit items $(107) million, restructuring provisions $(59) million, and environmental remediation provisions $(102) million.
     The sources of income (loss) before income taxes and minority interests were:

In Millions of Dollars                 1993       1992       1991
- -------------------------------------------------------------------------------
United States                          $291      $(374)   $(1,311)
Foreign                                 618        574        420
                                       ----      -----    -------
                                       $909      $ 200    $  (891)
                                       ====      =====    =======

     Future income taxes payable generally have not been provided on undistributed earnings of international subsidiaries, of $1,288 million, which are included in consolidated retained earnings at December 31, 1993. A substantial portion of the undistributed earnings of the international subsidiaries has been reinvested, and the Corporation believes that income taxes otherwise payable upon repatriation of earnings not reinvested would not be significant.
     Differences between effective income tax rates and the statutory U.S. federal income tax rates are as follows:

                                       1993       1992       1991*
- -------------------------------------------------------------------------------
Statutory U.S. federal income
  tax rate                             35.0%      34.0%     (34.0)%
State and local income taxes,
  net of federal tax benefit            3.4       (9.6)       1.3
Varying tax rates of consolidated
  subsidiaries (including Foreign
  Sales Corporation)                   (1.0)      (5.7)       7.1
Amortization of excess purchase
  accounting and goodwill
  adjustments, without tax effect       0.5        3.4        0.4
Foreign tax credits                    (0.4)      15.6       33.5
Other                                  (0.5)       0.7        0.1
                                       ----       ----       ----
Effective income tax rates             37.0%      38.4%       8.4%
                                       ====       ====       ====

* 1991 amounts have not been restated for FAS109.

     Foreign and state tax credit carryforwards total $69 million at December 31, 1993, $27 million of which expire in 1998. Federal, state and foreign tax loss carryforwards total $1,418 million at December 31, 1993 and expire as follows:

In Millions of Dollars                 Federal    State      Foreign
- -------------------------------------------------------------------------------
1994-1998                                $   -     $640         $120
1999-2003                                   51      107            2
2004-2008                                    1      455            -
Indefinite                                   -        -           42

Note 11
Employee Benefit Plans
     Employee Pension Benefits: The Corporation and its domestic subsidiaries have a number of defined benefit pension plans covering substantially all U.S. employees. Plan benefits are generally based on years of service and the employee's compensation during the last several years of employment. The Corporation's funding policy is based on an actuarially determined cost method allowable under Internal Revenue Service regulations. The funds are invested either in various securities by trustees or in insurance annuity contracts. Certain foreign subsidiaries have defined benefit pension plans or severance indemnity plans covering their employees. The Corporation accounts for the cost of its defined benefit plans in accordance with Statement of Financial Accounting Standards No. 87 (FAS 87), "Employers' Accounting for Pensions."
     In addition to the defined benefit plans covering U.S. and foreign employees discussed above, the Corporation makes contributions to multiemployer plans (predominantly defined benefit plans) covering certain employees in some of its U.S. operations. Certain additional employees, primarily located in foreign countries, are covered by retirement arrangements which do not meet the reporting requirements of FAS 87.
     Summarized below are the components of net periodic pension cost for defined benefit plans, net pension cost for multiemployer plans and other costs for pension and severance indemnity plans:

In Millions of Dollars                 1993       1992       1991
- -------------------------------------------------------------------------------
Defined benefit plans:
Service cost-benefits earned
   during the period                $   204      $ 195    $   210
Interest cost on projected
   benefit obligation                   573        551        524
Actual return on assets              (1,024)      (286)    (1,198)
Net amortization and deferral
   of actuarial gains (losses)          305       (433)       508
                                    -------      -----    -------
Net periodic pension cost           $    58      $  27    $    44
                                    =======      =====    =======
Net pension cost:
   Multiemployer plans              $    19      $  17    $    21
   Other costs                           20         11         22

     Summarized below is the funded status of the defined benefit pension plans and the related amounts that are recognized in the Consolidated Balance Sheet at December 31:


                                                                 December 31, 1993          December 31, 1992
                                                             ------------------------   ------------------------
                                                             Assets Exceed Accumulated  Assets Exceed Accumulated
                                                              Accumulated    Benefits    Accumulated   Benefits
Millions of Dollars                                             Benefits  Exceed Assets   Benefits    Exceed Assets
- --------------------------------------------------------------------------------------------------------------
Actuarial present value of benefit obligations:
 Vested                                                           $4,894         $1,702     $4,176     $1,566
 Nonvested                                                           615            128        223        147
                                                                  ------         ------     ------     ------
 Accumulated benefit obligation                                    5,509          1,830      4,399      1,713
 Effect of projected future salary increases                         834            106      1,081        130
                                                                  ------         ------     ------     ------
Projected benefit obligation for services rendered to date         6,343          1,936      5,480      1,843
Plan assets available for benefits                                 5,937          1,532      5,283      1,475
                                                                  ------         ------     ------     ------
Plan assets less than projected benefit obligation                  (406)          (404)      (197)      (368)
Unrecognized net loss (gain)                                         609            195        363        166
Prior service cost not yet recognized in net periodic pension cost    58            128         88        146
Unrecognized net (asset) obligation at transition                   (112)           (25)      (148)       (11)
Additional minimum liability recognized                                -           (207)         -       (207)
Prepaid pension cost (pension liability) included in deferred     ------         ------     ------     ------
 charges (future pension and postretirement benefit obligations)  $  149         $ (313)    $  106     $ (274)
                                                                  ======         ======     ======     ======

     The pension funds are valued at September 30 of the respective years in the table above. Major assumptions used in the accounting for the defined benefit pension plans are shown in the following table. Net periodic pension cost is determined using these factors as of the end of the prior year, whereas the funded status of the plans uses only the first two factors as of the end of the current year.

                                                 December 31,
                                    -------------------------------------
                                    1993       1992       1991       1990
- -------------------------------------------------------------------------------
Weighted-average
 discount rate                      7.3%       8.1%       8.6%       9.0%
Rate of increase in future
 compensation                       5.1%       5.2%       6.1%       7.0%
Expected long-term rate
 of return on assets                9.7%      10.5%      10.5%      10.5%

     In accordance with the provisions of FAS 87, the Corporation was required to record an additional minimum pension liability at December 31, 1993 and 1992. This amount represents the excess of the accumulated benefit obligations over the fair value of plan assets and accrued pension liabilities. The liabilities have been offset by intangible assets to the extent possible. Because the asset recognized may not exceed the amount of unrecognized prior service cost, the balance of the liability at the end of each period is reported as a separate reduction to shareowners' equity, net of tax benefits.
     Amounts are summarized as follows:

                                                 December 31,
                                               ---------------
In Millions of Dollars                         1993       1992
- -------------------------------------------------------------------------------
Additional minimum liability                   $207       $207
                                               ====       ====
Intangible assets                              $142       $158
Reduction of shareowners' equity                 39         30
Tax benefits                                     26         19

     Certain of the Corporation's international subsidiaries generally do not determine the actuarial value of accumulated benefits and the value of net assets on the basis shown above. For these plans, unfunded vested benefits as of December 31, 1993 and 1992 were insignificant. Unfunded liabilities for pension plans of certain international subsidiaries and for employee severance benefits, including those accruing to employees under foreign government regulations, are included in future pension and postretirement benefit obligations in the accompanying balance sheet.

     Employee Health Care and Insurance Benefits: As discussed in Note 2, the Corporation adopted FAS 106 as of January 1, 1992.
     The Corporation expects to continue funding postretirement health care and insurance benefit costs principally on a pay-as-you-go basis. Substantially all domestic full-time employees who retire from the Corporation between age 55 and age 65, and certain foreign employees, are eligible to receive postretirement health care and life insurance benefits. Beginning in the first quarter of 1993 and continuing through the year, the Corporation revised its substantive postretirement medical plan for certain of its employee population. The revised plan calls for defined dollar benefits for all domestic salaried employees and certain domestic hourly employees. Most other employees who retire from the Corporation between ages 55 and 65, are eligible to receive, at a cost to the retiree equal to the Corporation's cost for an active employee, certain health care benefits identical to those available to active employees. After attaining age 65, an eligible retiree's health care benefit coverage becomes coordinated with Medicare, with the retiree paying substantially all of the cost of the coverage. Certain retired employees of businesses acquired by the company are covered under other health care plans that differ from current plans in coverage, deductibles, and retiree contributions. In addition, certain retirees may elect, at retirement, to continue life insurance coverage of up to twice their annual base pay as of that date.
     Summary information on the Corporation's plans is as follows:

                                                 December 31,
                                               ---------------
In Millions of Dollars                         1993       1992
- -------------------------------------------------------------------------------
Accumulated postretirement benefit obligation:
 Retirees                                     $ 505     $  433
 Fully eligible, active plan participants        32         32
 Other active participants                      341        565
                                              -----     ------
                                                878      1,030
Less: plan assets at fair value                 107        118
                                              -----     ------
Postretirement benefit obligation in
 excess of plan assets                          771        912
Unrecognized net loss                           (73)        (4)
Unrecognized net reduction in prior
 service costs                                  222          -
                                              -----     ------
Accrued postretirement benefit cost           $ 920     $  908
                                              =====     ======

     The components of net periodic postretirement benefit cost are as follows:

                                                 December 31,
                                               ---------------
In Millions of Dollars                         1993       1992
- -------------------------------------------------------------------------------
Service cost of benefits earned                $ 17       $ 35
Interest cost on accumulated postretirement
 benefit obligation                              65         80
Actual return on plan assets                     (7)       (10)
Net amortization and deferral of actuarial
 (gains) losses                                 (17)         -
                                               ----       ----
Net periodic postretirement benefit cost       $ 58       $105
                                               ====       ====

     The discount rate used in determining the APBO was 7.4% and 8.1% for 1993 and 1992, respectively. The expected long-term rate of return on plan assets used in determining the net periodic postretirement benefit cost was 8.5% and 8.35% in 1993 and 1992, respectively. The assumed health care cost trend rate used in measuring the accumulated postretirement benefit obligation was 14.25% and 15% in 1993 and 1992, respectively, declining by .75% per year to an ultimate rate of 8%.
     If the health care cost trend rate assumptions were increased by 1%, the APBO as of December 31, 1993 would be increased by 5%. The December 31, 1992 APBO would have been increased by 10% for the change. The effect of this change on the sum of the service cost and interest cost components of the net periodic postretirement benefit cost for 1993 and 1992 would be an increase of 5% and 13%, respectively. The impact of changes in expected health care trend rates was substantially reduced during 1993 as a result of postretirement medical plan revisions calling for defined dollar benefits for many domestic employees.

     Curtailment: During 1993 and 1991, the Corporation recognized net curtailment losses of $56 million and $54 million, respectively, in accordance with FAS 88 and FAS 106. These losses resulted from the net increase in the Corporation's benefit obligation for pension and postretirement benefits for certain employees affected by workforce reductions at several operating units and from enhanced early retirement benefits.

     Employee Savings Plans: In 1989, the Corporation established an Employee Stock Ownership Plan (ESOP) to serve as the vehicle for the Corporation's match of employee contributions within one of its existing savings plans. The Corporation's Board of Directors authorized 20,000,000 shares of Series A ESOP Convertible Preferred Stock, par value $1.00 per share, having a 7.38% dividend rate per annum. Each share of ESOP Preferred Stock is convertible into one share of Common Stock. In 1990 and 1989, the ESOP Trust acquired 2,900,000 and 10,153,847 shares of this new series of ESOP Preferred Stock, respectively, in exchange for individual promissory notes aggregating $202 million and $660 million, respectively. In 1990, the ESOP Trust arranged $660 million of permanent financing guaranteed by the Corporation and repaid the note issued in 1989. The Corporation has no intention at this time of arranging permanent financing for the remaining balance of the 10.5% $202 million promissory note.
     The guarantee of the ESOP's debt resulted in the Corporation recording such debt in its Consolidated Balance Sheet with a corresponding offset to the ESOP Preferred Stock. The Corporation is required to contribute sufficient funds, when combined with dividends paid on the ESOP Preferred Stock, to meet the ESOP Trust's debt service requirements on the permanent financing and promissory note. In 1993 and 1992, the ESOP incurred interest expense aggregating $54 million and $58 million, respectively, on its outstanding indebtedness. In 1993, the ESOP made principal payments of $34 million and $5 million on its permanent financing and promissory note, respectively.
     Shares of ESOP Preferred Stock are held by the ESOP Trustee with the number of shares allocated to each employee determined annually in accordance with a method approved by the Internal Revenue Service. To the extent that allocated shares are not sufficient to meet the matching requirement of the savings plan, the Corporation will contribute additional ESOP Preferred Stock, Common Stock or cash.

     Shares allocated to employees generally may not be withdrawn until the employee's termination, disability, retirement or death. Upon withdrawal, shares of ESOP Preferred Stock must be converted into one share of the Corporation's Common Stock or, if the value of the Common Stock is less than the original cost of the ESOP Preferred Stock, the ESOP Trustee may require the Corporation to repurchase the ESOP Preferred Stock at its original cost. Because of the guaranteed value, the ESOP Preferred Stock is classified outside of permanent equity. In conjunction with the establishment of the ESOP, the Corporation purchased approximately 1.7 million shares and 10.4 million shares of its Common Stock in 1990 and 1989, respectively, at a combined average cost of $53.48 per share to substantially provide for the conversion feature of the ESOP Preferred Stock.
     Dividends on ESOP Preferred Stock are deductible for U.S. income tax purposes. Tax benefits available to the Corporation resulting from such dividends are applied as a reduction of the ESOP Preferred Stock dividends in the financial statements.
     The ESOP Preferred Stock is redeemable, in whole or in part, generally at the option of the Corporation at redemption prices ranging from $67.88-$69.77 per share plus accrued and unpaid dividends. At December 31, 1993, the aggregate redemption value of the ESOP Preferred Stock was $851 million.
     Contributions to the ESOP together with the value of additional ESOP Preferred Stock, Common Stock or cash necessary to satisfy the savings plan matching requirement are charged to expense. The Corporation and a number of its subsidiaries have additional savings plans in which a portion of employee contributions is matched in cash by the employer. The amount expensed related to all savings plans totaled $77 million in 1993 ($77 million in 1992 and $88 million in 1991).

     Employee Incentive Plans: On April 24, 1989, the Corporation's shareowners approved the Long-Term Incentive Plan (1989 Plan) under which shares of Common Stock may be sold or awarded to officers and key employees. The 1989 Plan in effect replaced the 1979 Long-Term Incentive Plan (1979 Plan). The 1989 Plan also had the effect of amending the terms of all grants and awards under the 1979 Plan that remain outstanding inasmuch as they shall be administered in accordance with the terms and provisions of the 1989 Plan.
     The 1989 Plan authorized various types of market-based incentive and performance-based awards. The exercise price of an option, which will be set at the time of the grant, will not be less than the fair market value of the shares subject thereto on the date of grant. The maximum number of shares which may be utilized for awards granted during a given calendar year may not exceed 2% of the aggregate shares of Common Stock, common stock equivalents and treasury shares as reported outstanding in the Annual Report on Form 10-K for the preceding fiscal year.
     At December 31, 1993, stock options for 5,338,917 shares of Common Stock were exercisable at an average price of $46.41 per share.
     At December 31, 1993, 7,983,128 shares of Common Stock were reserved for issuance under various employee incentive plans.
     For 1993, $67 million ($58 million in 1992 and $54 million in 1991) was charged to income with respect to employee incentive plans of the Corporation and certain of its subsidiaries, of which $32 million ($35 million in 1992 and $24 million in 1991) relates to the Corporation's principal incentive compensation plan, and the remainder to the 1989 Plan and other plans.
     A summary of the transactions under all Plans for the three years ended December 31 follows:

                                         Stock Options
                                                   Average      Other Incentive
                                      Shares         Price               Awards
- -------------------------------------------------------------------------------
Outstanding - December 31, 1990    8,164,005        $42.32             247,099
 Granted                           1,438,054        $48.92             654,816
 Exercised/earned                   (705,691)       $33.21             (68,157)
 Cancelled                          (192,996)       $47.88            (149,197)
                                  ----------                          --------
Outstanding - December 31, 1991    8,703,372        $44.03             684,561
 Granted                           1,618,726        $50.28             640,595
 Exercised/earned                 (1,698,513)       $38.26            (468,209)
 Cancelled                          (179,832)       $48.49            (266,622)
                                  ----------                          --------
Outstanding - December 31, 1992    8,443,753        $46.30             590,325
 Granted                           1,395,273        $47.36             438,865
 Exercised/earned                 (2,103,123)       $44.62            (338,681)
 Cancelled                          (180,846)       $48.21             (74,017)
                                  ----------                          --------
Outstanding - December 31, 1993    7,555,057        $46.92             616,492
                                  ==========                          ========

Note 12
Fair Value of Financial Instruments
     FAS 107, "Disclosures about Fair Value of Financial Instruments," requires the determination of fair value for certain of the Corporation's assets, liabilities and contingent liabilities. When practicable, the following methods and assumptions were used to estimate the fair value of those financial instruments included in the following categories:
     Cash and short-term cash investments: The carrying amount approximates fair value because of the short maturity of those instruments.
     Investments and receivables due after one year: The fair values of some investments and receivables are estimated based on quoted market prices for those or similar instruments. For other investments and receivables for which there are no quoted market prices, an approximation of fair value is based upon projected cash flows discounted at an estimated current market rate of interest.
     Customer financing assets: The fair values of customer financing assets are estimated based upon projected cash flows discounted at an estimated current market rate of interest.
     Long-term debt: The fair value of the Corporation's long-term debt is estimated based on the quoted market prices for the same or similar issues or on the current rates offered to the Corporation for debt of the same remaining maturities.
     Interest rate swap agreements: The fair value of interest rate swaps (used for hedging purposes) is the estimated amount that the Corporation would receive or pay to terminate the swap agreements at the reporting date, taking into account current interest rates and the current credit worthiness of the swap counterparties.
     Foreign currency contracts: The fair value of foreign currency contracts (used for hedging purposes) is estimated by obtaining quotes from brokers.
     Financing commitments: It was not practicable, without incurring excessive cost, to estimate the fair value of the Corporation's financing commitments totaling $1.3 billion at December 31, 1993. The fair value of such commitments would be based upon the amount a third party would charge for assuming the Corporation's obligation under the commitments. Additional information pertaining to these commitments is included in Note 5.
     Except for the financing commitments described above and long-term debt, it is estimated that the carrying value of all of the Corporation's financial instruments approximate fair value at December 31, 1993. Based upon market conditions at December 31, 1993, the fair value of the Corporation's long-term debt exceeded the carrying value by approximately $180 million.

Note 13
Commitments and Contingent Liabilities
     The Corporation and its consolidated subsidiaries occupy space and use certain equipment under lease arrangements. Rent expense in 1993, 1992 and 1991 under such arrangements totaled $344 million, $405 million and $389 million, respectively. Rental commitments at December 31, 1993 under long-term noncancelable operating leases are as follows (See Note 5 for lease commitments associated with customer financing arrangements):

                                       Land,      Machinery,
                               Buildings and      Tools and
In Millions of Dollars          Office Space      Equipment
- -------------------------------------------------------------------------------
1994                                    $127           $ 58
1995                                      99             37
1996                                      76             20
1997                                      60              9
1998                                      49              7
After 1998                               122              2
                                        ----           ----
                                        $533           $133
                                        ====           ====

     The Corporation extends performance and operating cost guarantees, which are beyond its normal warranty and service policies, for extended periods on some of its products, particularly commercial aircraft engines. Liability under such guarantees is contingent upon future product performance and durability. The Corporation has accrued its estimated liability that may result under these guarantees.
     The Corporation has been identified as a potentially responsible party under the Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA" or Superfund) for environmental remediation at 84 federal Superfund sites, many of which relate to formerly-owned businesses. Additionally, the Corporation is potentially responsible for remediation under federal, state and/or local regulations at other sites. The Corporation has adequately provided for its share of future remediation and related expenditures at Superfund and other known sites for which it may have some remediation responsibility.
     The Corporation has instituted legal proceedings against its insurers seeking insurance coverage for remediation and related expenditures. These proceedings are expected to last several years. As no prediction can be made as to the outcome of these proceedings, potential insurance reimbursements are not recorded. The above uncertainties notwithstanding, the Corporation believes that expenditures necessary to comply with the present regulations governing environmental protection will not have a material effect upon its capital expenditures, competitive position, financial position or results of operations.

     In June 1989, Sikorsky Aircraft submitted a voluntary disclosure report to the Department of Defense describing the conditions that gave rise to a $75 million downward adjustment of progress payments in April 1988 and related matters. An employee filed a "qui tam" action under the Civil False Claims Act based on matters that he learned while working on the Corporation's investigation of the matter. The Civil Division of the Department of Justice has stated that it would accept $150 million in full settlement of the matter, which compensates the Government for damages it has suffered, but the terms and conditions of such a settlement are the subject of continuing negotiations. The Corporation has accrued its estimated liability for this matter based on available information. If the Corporation is unable to negotiate a satisfactory settlement, it intends to litigate.
     The Corporation is now and believes that, in light of the current government contracting environment, it will be the subject of one or more government investigations. If the Corporation or one of its business units were charged with wrongdoing as a result of any of these investigations, the Corporation or one of its business units could be suspended from bidding on or receiving awards of new government contracts pending the completion of legal proceedings. If convicted or found liable, the Corporation could be fined and debarred from new government contracting for a period generally not to exceed three years. Any contracts found to be tainted by fraud could be voided by the Government.
     The Corporation also has other commitments and contingent liabilities related to legal proceedings and matters arising out of the normal course of business.
     Management believes that resolution of these matters will not have a material adverse effect upon either results of operations, cash flows, or financial position of the Corporation.

Note 14
Subsequent Event
     On January 19, 1994, the Corporation filed a registration statement with the Securities and Exchange Commission pursuant to its plan to sell to the public a 40 to 44 percent equity interest in UT Automotive, the Corporation's Automotive segment. The Corporation has not made decisions regarding the use of proceeds, which for purposes of the filing were estimated at $470 million.

Note 15
Business Segment Financial Data
     The Corporation and its subsidiaries design, develop, manufacture and sell high-technology products, classified in five principal industry segments or lines of business.
     Pratt & Whitney products are principally aircraft engines and substantial spare parts sold to a diversified customer base including international and domestic commercial airlines and aircraft leasing companies, aircraft manufacturers, regional and commuter airlines, and U.S. and non-U.S. governments. Modified aircraft engines used for electrical power generation and other applications are also included.
     Flight Systems products include helicopters and spare parts, propellers, rocket motors, and fuel control, environmental, radar, cockpit and integrated display and other airborne and space systems sold primarily to U.S. and non-U.S. governments, aerospace and defense prime contractors, and airframe and jet engine manufacturers. Products also include fuel cells and the design and manu-facture of microelectronic circuits.
     Carrier products include air conditioning equipment, substantial service, maintenance and spare parts sold to a diversified international customer base in commercial and residential real estate development.
     Otis products include elevators and escalators, substantial service, maintenance and spare parts sold to a diversified international customer base in commercial real estate development.
     Automotive products include electrical wiring systems, electromechanical and hydraulic devices, electric motors, car and truck interior trim components, steering wheels, instrument panels and other products for the automotive industry principally in the United States and Canada.
     Activities classified as "Other" consist of a variety of business and developmental activities.
     Business segment information for the three years ended December 31, 1993 appears in the Consolidated Summary of Business Segment Financial Data on pages 52 through 54.

Consolidated Summary of Business Segment       United Technologies Corporation
Financial Data

Industry Segments                                     Years Ended December 31,
In Millions of Dollars                                1993      1992      1991
- -------------------------------------------------------------------------------
Revenues
 Pratt & Whitney                                   $ 5,942   $ 6,894   $ 7,133
 Flight Systems                                      3,930     4,045     4,024
 Carrier                                             4,480     4,328     3,843
 Otis                                                4,418     4,512     4,304
 Automotive                                          2,382     2,378     2,084
 Other                                                  43        40        33
 Corporate items and eliminations                     (114)     (165)     (159)
                                                   -------   -------   -------
 Consolidated revenues                             $21,081   $22,032   $21,262
                                                   =======   =======   =======
Operating Profits (Losses)
 Pratt & Whitney                                   $   156   $  (288)  $  (282)
 Flight Systems                                        385       275      (224)
 Carrier                                               226       152      (159)
 Otis                                                  377       313       163
 Automotive                                            148       111         2
 Other                                                  22        25        (3)
 Eliminations                                            -         1         6
                                                   -------   -------   -------
 Operating profits (losses)                          1,314       589      (497)
 Financing revenues and other income,
    less other deductions                               15         4        50
 Interest expense                                     (251)     (282)     (339)
 General corporate expenses                           (169)     (111)     (105)
                                                   -------   -------   -------
 Consolidated income (loss) before income taxes    $   909   $   200   $  (891)
                                                   =======   =======   =======
Identifiable Assets
 Pratt & Whitney                                   $ 4,270   $ 4,483   $ 5,122
 Flight Systems                                      2,011     2,170     2,323
 Carrier                                             2,639     2,616     2,619
 Otis                                                1,689     1,821     1,827
 Automotive                                          1,557     1,537     1,625
 General corporate assets and other                  3,452     3,301     2,469
                                                   -------   -------   -------
 Consolidated assets                               $15,618   $15,928   $15,985
                                                   =======   =======   =======
Capital Expenditures
 Pratt & Whitney                                   $   252   $   274   $   351
 Flight Systems                                        139       159       196
 Carrier                                               176       175       203
 Otis                                                  124       139       128
 Automotive                                            141       136       113
General corporate assets and other                      14        37        57
                                                   -------   -------   -------
Consolidated additions to fixed assets             $   846   $   920   $ 1,048
                                                   =======   =======   =======

See accompanying Notes to Consolidated Summary of Business Segment Financial
Data

Consolidated Summary of Business Segment       United Technologies Corporation
Financial Data (Continued)

Geographic Areas                                       Years Ended December 31,
In Millions of Dollars                                1993      1992      1991
- -------------------------------------------------------------------------------
Revenues
 United States operations                          $13,818   $14,403   $14,201
 International operations:
    Europe                                           4,018     4,572     4,121
    Other                                            4,130     4,131     3,908
 Corporate items and eliminations                     (885)   (1,074)     (968)
                                                   -------   -------   -------
 Consolidated revenues                             $21,081   $22,032   $21,262
                                                   =======   =======   =======
Operating Profits (Losses)
 United States operations                          $   663   $   (83)  $(1,034)
 International operations:
    Europe                                             375       469       370
    Other                                              333       272       184
 Eliminations                                          (57)      (69)      (17)
                                                   -------   -------   --------
 Operating profits (losses)                          1,314       589      (497)
 Financing revenues and other income,
    less other deductions                               15         4        50
 Interest expense                                     (251)     (282)     (339)
 General corporate expenses                           (169)     (111)     (105)
                                                   -------   -------   -------
 Consolidated income (loss) before income taxes    $   909   $   200   $  (891)
                                                   =======   =======   =======
Identifiable Assets
United States operations                           $ 7,934   $ 8,200   $ 8,959
 International operations:
    Europe                                           1,883     2,247     2,392
    Other                                            2,520     2,311     2,255
 General corporate assets and other                  3,281     3,170     2,379
                                                   -------   -------   -------
 Consolidated assets                               $15,618   $15,928   $15,985
                                                   =======   =======   =======

See accompanying Notes to Consolidated Summary of Business Segment Financial
Data

Notes to Consolidated Summary Of Business Segment
Financial Data

     Revenues: Revenues by industry segment and geographic area include inter-segment sales and transfers between geographic areas. Generally, such sales and transfers are made at prices approximating those which the selling or transferring entity is able to obtain on sales of similar products to unaffiliated customers.
     Revenues include sales under prime contracts and subcontracts to the U.S. Government, for the most part Pratt & Whitney and Flight Systems products, as follows:

In Millions of Dollars                 1993       1992       1991
- -------------------------------------------------------------------------------
Pratt & Whitney                      $1,556     $1,905     $1,922
Flight Systems                        2,416      2,616      2,511

     Revenues from United States operations include export sales of $3,503 million in 1993, $3,451 million in 1992 and $3,587 million in 1991. Export sales to Europe were $932 million, $1,114 million and $1,375 million of the 1993, 1992 and 1991 amounts, respectively. Export sales include direct sales to commercial customers outside the United States and sales to the U.S. Government, commercial and affiliated customers which are known to be for resale to customers outside the United States.
     Operating Profits: The Corporation changed its presentation of general corporate expenses in 1993 to reflect in each segment's results only those expenses which directly benefit the segment. As required by generally accepted accounting principles, 1992 and 1991 operating profits have not been restated for the 1993 change in presentation. Operating profits for 1993 on the old basis of presentation of general corporate expenses would be as follows: Pratt & Whitney - $121 million; Flight Systems - $362 million; Carrier - $199 million; Otis - $350 million; and Automotive - $134 million.
     Identifiable Assets: Identifiable assets are those which are specifically identified with the industry segments and geographic areas in which operations are conducted. General corporate assets consist principally of short-term cash investments, customer financing subsidiaries, future income tax benefits, and investments in other companies.
     Depreciation and amortization charges are as follows:

In Millions of Dollars                 1993       1992       1991
- -------------------------------------------------------------------------------
Pratt & Whitney                        $304       $322       $306
Flight Systems                          157        168        138
Carrier                                 132        132        121
Otis                                     97         92         76
Automotive                               96         95         91

     Eliminations: Eliminations made in reconciling industry and geographic area data with the related consolidated amounts include intersegment sales and transfers between geographic areas, unrealized profits in inventory and similar items.
     Restructuring: The Corporation recorded charges of $85 million and $1,275 million to operations for restructuring actions in 1992 and 1991, respectively. Restructuring provisions, by business segment and in total, were as follows:

In Millions of Dollars                            1992       1991
- -------------------------------------------------------------------------------
Pratt & Whitney                                   $ 70     $  688
Flight Systems                                      15        142
Carrier                                              -        190
Otis                                                 -        133
Automotive                                           -         59
Other                                                -         16
                                                  ----     ------
                                                    85      1,228
Financing revenues and other income,
  less other deductions                              -          6
General corporate expenses                           -         41
                                                  ----     ------
                                                  $ 85     $1,275
                                                  ====     ======

     The Summary of Business Segment Financial Data should be read in conjunction with the consolidated financial statements of the Corporation and notes thereto appearing elsewhere in this Annual Report.

Selected Quarterly Financial Data                                                  United Technologies Corporation

In Millions of Dollars (except per share amounts)
                                                                               Quarter Ended
                                                            ------------------------------------------------------
1993                                                         March 31     June 30     September 30     December 31
- ------------------------------------------------------------------------------------------------------------------
Sales                                                          $4,725      $5,508           $5,056          $5,447
Financing revenues and other income, less other deductions        139          62               72              72
Gross profit                                                      976       1,188            1,142           1,193
Net income                                                         64         130              157             136
Earnings per share-primary                                        .43         .95             1.16             .98
                  -fully diluted                                  .42         .89             1.08             .92

1992
- ------------------------------------------------------------------------------------------------------------------
Sales                                                          $5,058      $5,635           $5,287          $5,661
Financing revenues and other income, less other deductions        108         101               88              94
Gross profit                                                    1,107       1,202            1,199             900
Income (loss) before cumulative effect of accounting
       principle changes                                           94         148              126            (333)
Net income (loss)                                                (228)        148              126            (333)
Primary earnings (loss) per share before cumulative
   effect of accounting principle changes                         .68        1.11              .94           (2.77)
Primary earnings (loss) per share                               (1.95)       1.11              .94           (2.77)
Fully diluted earnings (loss) per share before cumulative
   effect of accounting principle changes                         .68        1.03              .87           (2.77)
Fully diluted earnings (loss) per share                         (1.95)       1.03              .87           (2.77)

The cumulative effect of the accounting principle changes appears in the Corporation's Consolidated Statement of Operations on page 37 of this Annual Report.

In the fourth quarter of 1992, the Corporation recorded charges of $447 million for credit and other exposures related to the commercial airline industry, $169 million for various contract matters, and $85 million for additional restructuring.