Form 10-K, Exhibit 13
UNITED TECHNOLOGIES CORP /DE/
filed 1995-03-29
CIK 101829

                                                                   EXHIBIT 13
FINANCIAL SECTION


        15      Five Year Summary
        16      Management's Discussion and Analysis
        26      Management's Responsibility for Financial Statements
        26      Report of Independent Accountants
        27      Consolidated Financial Statements and Notes
        46      Selected Quarterly Financial Data
        46      Comparative Stock Data

FIVE-YEAR SUMMARY                                                                                 UNITED TECHNOLOGIES CORPORATION
In Millions of Dollars (except per share amounts)            1994            1993            1992            1991            1990
-----------------------------------------------------------------------------------------------------------------------------------
FOR THE YEAR
Sales                                                   $  20,801       $  20,736       $  21,641       $  20,840       $  21,442
Research and development                                      978           1,137           1,221           1,133           1,028
Net income (loss) before cumulative effect of
  accounting principle changes                                585             487              35          (1,021)            751
Net income (loss)                                             585             487            (287)         (1,021)            751
Earnings (loss) applicable to Common Stock                    563             444            (329)         (1,083)            715
Earnings (loss) per share before cumulative effect of
  accounting principle changes:
  Primary                                                    4.40            3.53            (.05)          (8.91)           5.91
  Fully diluted                                              4.40            3.30            (.05)          (8.91)           5.53
Earnings (loss) per share:
  Primary                                                    4.40            3.53           (2.67)          (8.91)           5.91
  Fully diluted                                              4.40            3.30           (2.67)          (8.91)           5.53
Cash dividends per common share                              1.90            1.80            1.80            1.80            1.80
Average number of shares of Common Stock
  outstanding (thousands):
  Primary                                                 131,793         125,997         123,238         121,537         120,845
  Fully diluted                                           131,793         139,614         137,157         136,012         133,192
Return on average common shareowners' equity, after tax     15.4%           13.1%          (8.7)%         (20.9)%           14.5%

AT YEAR END
Net working capital                                     $   1,675       $     786       $   1,064       $   2,354       $   3,061
  Current asset ratio                                    1.3 to 1        1.1 to 1        1.2 to 1        1.4 to 1        1.5 to 1
Total assets                                               15,624          15,618          15,928          15,985          15,918
Long-term debt, including current portion                   2,041           2,179           2,769           3,101           3,220
Total debt                                                  2,443           2,959           3,146           3,393           3,562
  Debt to total capitalization                                39%             45%             48%             46%             40%
Net debt (total debt less cash)                             2,057           2,538           2,792           2,870           3,361
  Net debt to total capitalization                            35%             41%             45%             42%             39%
ESOP Preferred Stock, net                                     339             176             151             126              81
Shareowners' equity                                         3,752           3,598           3,370           3,961           5,343
Equity per common share                                     30.47           28.54           27.23           32.49           44.10
Business backlog                                           18,328          18,414          21,175          20,700          20,875
Number of employees:
  United States                                            75,900          81,700          91,400          98,000         108,100
  Europe                                                   41,500          40,300          40,600          41,800          38,200
  Asia Pacific                                             21,000          15,900          17,300          17,000          14,100
  Other                                                    33,100          30,700          28,700          28,300          32,200
  Total                                                   171,500         168,600         178,000         185,100         192,600

Equity per common share is based on shares outstanding at each year end.
See Note 2 of Notes to Financial Statements for discussion of 1992 and 1994 accounting changes.
For Pratt and Whitney, backlog is based on the terms of firm orders received and does not include discounts granted directly to airline and other customers.
1991 results include the effect of $1,275 million of restructuring charges.

MANAGEMENT'S DISCUSSION AND ANALYSIS

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF
OPERATIONS AND FINANCIAL POSITION
The following discussion and analysis sets forth major factors affecting the Corporation's results of operations during the three-year period ended December 31, 1994. It also comments on the Corporation's financial position at that date as presented in the accompanying financial statements. Operating results for the Corporation's business segments are shown in the Consolidated Summary of Business Segment Financial Data on pages 42 through 45 of this Annual Report.

BUSINESS ENVIRONMENT
The Corporation's Otis, Carrier and UT Automotive subsidiaries serve customers in the commercial property, residential housing and automotive businesses. Additionally, the Corporation's Pratt & Whitney, Sikorsky and Hamilton Standard businesses serve commercial and government customers in the aerospace industry. As world-wide businesses, these operations are affected by global as well as regional economic factors.
  The combined revenue of Otis, Carrier and UT Automotive increased 9% in 1994, while continued softness in the aerospace industry resulted in an 8% decline in revenue for UTC's aerospace segments. During 1994, the Corporation's sales to the U.S. Government declined from $4,007 million or 19% of total sales in 1993 to $3,809 million or 18% of sales in 1994.
  The Corporation has been expanding its commercial and industrial business operations in Europe and the Asia Pacific region in recent years while the aerospace industry has been in recession. For example, during 1994 the Corporation's commercial and industrial units signed five new business ventures with local partners in the People's Republic of China (PRC), bringing the total to thirteen.
  The Corporation's investments in the People's Republic of China, the former Soviet Union and other emerging nations carry a higher level of currency, political and economic risks. The Corporation also has investments in Mexico, which has recently experienced economic and currency volatility. At
December 31, 1994, the Corporation's net investments in any of these countries is less than 3% of consolidated equity.
  The Corporation's 1994 revenues in the Asia Pacific region, including U.S. export sales, were $4,187 million (including $414 million in the People's Republic of China), or 20% of consolidated revenues, up from 18% in 1993. Revenues in Europe during 1994, including U.S. export sales, were $4,856 million or 23% of consolidated revenues, unchanged from 1993. Revenues from outside the United States, including U.S. export sales, were 55% of consolidated revenues in 1994 and 1993.
  While the U.S. economy strengthened at an increasing rate in 1994, with GDP growth estimated at 3.9% versus 3.1% in 1993, rising interest rates in the U.S. are expected to cause the U.S. growth rates to moderate.

OTIS is the world's largest elevator and escalator manufacturing and service company. Otis' business is impacted by global and regional economic factors, particularly commercial construction which impacts new equipment installations, and labor costs which can impact service and maintenance margins on installed elevators and escalators. Additionally, because of the global scope of Otis' business operations (85% of 1994 revenues were outside the U.S.), changes in foreign currency rates affect the translation of Otis' revenue and profits into U.S. dollars for financial reporting purposes.
  While new construction has remained weak in the U.S., commercial vacancy rates in some cities have made modest improvements. In Europe, new equipment sales have been sluggish, but the growing base of service business has enabled Otis to maintain solid performance. Otis continues to benefit from its investment strategy in Asia Pacific where, except for Japan, construction activity and economic growth rates remain strong. During 1994, Otis increased its ownership percentage in China Tianjin Otis Elevator Company (CTOEC), the largest Otis company in the PRC, from 44% to 51% resulting in the consolidation of CTOEC's financial results in 1994. Otis also acquired, during the past year, the minority interest of one of its major European subsidiaries, Otis Italia.

CARRIER is the world's largest manufacturer of commercial and residential heat-ing, ventilating and air conditioning (HVAC) systems and equipment. Carrier is also an important supplier of ship container and trailer transportation cooling equipment, which has been a growing worldwide market with particular strength in Asia Pacific. As 48% of sales are outside the U.S., Carrier's business is impacted by commercial and residential construction activity worldwide, as well as changes in foreign currency rates, which impact the translation of Carrier's operating results into U.S. dollars for financial reporting purposes.
  In 1994, U.S. residential housing starts increased for the third consecutive year, up over 10% following strong growth rates in 1993 and 1992. Additionally, unusually warm weather in North

America in 1994 favorably impacted Carrier's sales, although construction activity remained weak in Europe. In 1994, Carrier signed three new business ventures in the People's Republic of China to produce absorption chillers and room air conditioners and to consolidate marketing efforts throughout the People's Republic of China. Carrier also reacquired a substantial portion of the minority interest in its subsidiary in Spain.

UT AUTOMOTIVE (UTA) develops and manufactures a wide variety of systems and components for original equipment manufacturers (OEMs) in the automotive industry. Sales to Ford Motor Company, UTA's largest customer, comprised approximately 38% of UTA's revenues in 1994. UTA also has important relationships with Chrysler Corporation and General Motors as well as Renault, PSA, and Fiat in Europe and the New American Manufacturing divisions of Japanese automotive OEMs. In 1994 UTA began construction of a plant in Honduras, formed two joint ventures in the People's Republic of China to produce wire harnesses and cooling modules for the rapidly developing PRC automotive industry, and transitioned it operations in Hungary to full production.
  The automotive OEMs apply significant pricing pressures on their suppliers such as UTA and have required suppliers to bear an increasing portion of engineering, development and tooling expenditures. During 1994 UTA experienced an unusually heavy new product launch schedule as its largest unit, North American Wiring Systems, launched new and replacement business for six new North American car and light truck models for delivery in 1995 and beyond.
  One of the strongest growth sectors in the U.S. economy during 1994 was the automotive industry where North American car and light truck production grew 11% to 14.2 million units in 1994 on top of the 12% growth rate in 1993. Additionally, European car production increased 5% to 11.9 million units following a 14% downturn in 1993.

COMMERCIAL AEROSPACE
The financial performance of the Corporation's Pratt & Whitney segment, and to a lesser extent, the Flight Systems segment, is directly tied to the commercial airline industry. The Pratt & Whitney segment is a major supplier of commercial engines and spare parts. The Flight Systems segment, through Hamilton Standard, provides fuel and environmental control systems and propellers for commercial aircraft. The poor financial condition of the commercial airline industry has had a significant impact on the Corporation's results since 1991.
  Worldwide airline profits in 1994 were nominal despite load factors at historical high levels. Competitive pricing strategies and disparate cost structures continue to make it difficult for the U.S. airlines to achieve the financial condition necessary to make significant investments in new aircraft. For many international airlines, increasing competition, higher cost structures and privatization initiatives will strain financial results and resources in the near term. While airlines have historically begun ordering new equipment approximately 18 months after returning to profitability, management believes the current recovery may be slower.
  Pratt & Whitney's large commercial engine shipments totaled 318 in 1994, down from 442 in 1993 and 610 in 1992. Additionally, Pratt & Whitney's mix of large commercial engine shipments has been shifting to newer higher thrust engines for wide-bodied aircraft. This market is very competitive and the newer engines, through technological improvements and fewer parts, will have less spare parts requirements than older engines. Hamilton Standard has also continued to experience volume declines throughout this period.
  The aircraft manufacturers offer many commercial jet aircraft with a choice of engines. Accordingly, the airlines compete their engine orders directly with the engine manufacturers during airframe selection. In addition to price, performance and operating costs, customer financing can be an important element of competition in a commercial engine order.
  Customer financing can be in the form of secured loans and leased aircraft or guarantees of customer financing obligations. The Corporation's airline industry receivables and customer financing assets totaled $2,290 million and $2,235 million at December 31, 1994 and 1993 respectively. In addition, the Corporation had commitments to finance or arrange financing for approximately $1.3 billion of commercial aircraft at December 31, 1994.
  The follow-on spare parts sales for Pratt & Whitney engines in service has traditionally been an important source of profit to the Corporation, and its decline has adversely impacted the operating results of Pratt & Whitney. During 1994 spare parts sales continued the improvement that began in the second half of 1993 following periods of depressed sales dating back to 1991.
  The development of commercial aircraft engines requires substantial investment by the Corporation. Over the past decade, Pratt & Whitney has developed three new families of engines which are in production and airline service today; the V2500, the PW2000

BAR CHART DESCRIPTION:
Revenues ($ Billions)
   1990 - $21.8
   1991 - $21.3
   1992 - $22.0
   1993 - $21.1
   1994 - $21.2

BAR CHART DESCRIPTION:
Backlog ($ Billions)
   1990 - $20.9
   1991 - $20.7
   1992 - $21.2
   1993 - $18.4
   1994 - $18.3
and the PW4000. Presently, the PW4084 and PW4168 engines, derivatives of the PW4000 family of engines, are being introduced for the Boeing 777 and Airbus A330 aircraft, respectively. With the PW4168 engine certified in 1993 and the PW4084 certified in early 1994, Pratt & Whitney's research and development expense as a percent of its segment revenues in 1994 was 8% compared to 10% in 1993 and 1992. Pratt & Whitney's research and development expenses are expected to remain in the range of 8-9% of revenues.
  In view of the global nature of the commercial aircraft industry and the risk and cost associated with launching new engine development programs, Pratt & Whitney has developed strategic alliances and collaboration arrangements on commercial engine programs. At December 31, 1994, other participants in these alliances represented 29% and 21% of the PW2000 and PW4000 programs, respectively, and 31% of the PW4084. Also, Pratt & Whitney has a 33% interest in International Aero Engines AG, an international consortium of five shareholders for the V2500 commercial aircraft engine program.

DEFENSE BUSINESS
The defense portion of the Corporation's aerospace businesses continues to respond to a changing global political environment. The U.S. Defense industry is continuing its downsizing as the U.S. Defense budget declines. International orders for defense programs have also declined and some important foreign orders have been delayed.
  Sikorsky will continue to supply Black Hawk helicopters to the U.S. and foreign governments under contracts extending to 1997 and beyond. The program plan for the development of the U.S. Army Comanche helicopter now supports completion of the prototype development and flight testing. A commitment to production has been deferred.
  The significant decrease in the U.S. Defense procurement of helicopters in recent years has placed the four U.S. helicopter manufacturers under some of the same pressures that have led to industry consolidation in other segments of the U.S. Defense industry. It is not clear if or when such consolidation will occur or the form it will take. Sikorsky expects to maintain its market leadership by improving its products for continued procurement by both U.S. and foreign governments. In addition, the S-92, a large cabin derivative of the Black Hawk family, is being considered for development for commercial and military markets by an international consortium to be led by Sikorsky.
  Pratt & Whitney continues to deliver F100 engines and military spare parts to the U.S. and foreign governments, albeit at lower volumes than in the past. Pratt & Whitney's engines will power two U.S. Air Force programs of the future, the F-22 fighter, powered by the Pratt & Whitney F119 engine and the C-17 air-lifter, powered by the Pratt & Whitney F117 engine. While these programs are expected to retain support by the U.S. Military and Congress, these and other U.S. Military programs will continue to compete for available defense funds.
  While the changing world political climate has reduced defense spending, ongoing changes in the People's Republic of China and the former Soviet Union, where potentially enormous markets for aircraft engines are developing, present significant opportunities for the commercial aircraft industry. Pratt & Whitney has been developing strategic alliances in these markets and believes it is well positioned to take advantage of these opportunities.

COST REDUCTION ACTIONS
Cost reduction continues to be a Corporate-wide imperative. Manufacturing costs must be reduced to remain competitive, to improve profit margins and to absorb the significant volume declines in the aerospace segments. In 1991 the Corporation recorded a $1.275 billion charge for a major restructuring program that included workforce reductions, closing facilities and improving design, engineering and manufacturing processes. Since that time, continuous improvement and cost reduction have been and will continue to be an integral part of the Corporation's on-going business activities.
  Additional downsizing actions were taken in 1992 resulting in charges that year of $85 million, $70 million at Pratt & Whitney and $15 million at Hamilton Standard. As a result of continued reductions in aerospace volumes, in the 1994 second quarter management initiated further volume related downsizing actions at Pratt & Whitney and Hamilton Standard. These actions resulted in charges of $50 million and $35 million, respectively, in the Pratt & Whitney and Flight Systems operating results for 1994.
  As a result of these cost reduction measures, from 1991 to December 31, 1994, Pratt & Whitney's workforce was reduced from 44,600 to 30,300 employees and manufacturing space has been reduced by 2.7 million square feet. Additionally, during that period, Hamilton Standard's workforce has been reduced from 11,500 to 7,400 employees. Further reductions may be required if commercial aerospace volumes do not improve.
  Corporate-wide workforce reductions since 1991 total 31,600 positions. Workforce reductions totaled 6,890 and 11,690 positions

BAR CHART DESCRIPTION:
SG&A Expenses ($ Millions)
   1990 - $3,094
   1991 - $2,667
   1992 - $3,011
   1993 - $2,547
   1994 - $2,536

BAR CHART DESCRIPTION:
R&D Expenses ($ Millions)
   1990 - $1,028
   1991 - $1,133
   1992 - $1,221
   1993 - $1,137
   1994 - $  978
during 1994 and 1993, respectively. Manufacturing floor space totaling 2.6 million and 8.2 million square feet has been eliminated during 1994 and program to date, respectively. This represents 83% of the goal to eliminate 9.9 million square feet of manufacturing space by the end of 1995.

RESULTS OF OPERATIONS
-------------------------------------------------------------------------------
REVENUES:
  Increased 1% or $116 million from 1993 to 1994.
  Decreased 4% or $951 million from 1992 to 1993.
-------------------------------------------------------------------------------

In Millions of Dollars                    1994            1993            1992
-------------------------------------------------------------------------------
Product sales                          $16,670         $16,671         $17,559
Service sales                            4,131           4,065           4,082
Financing revenues and other               396             345             391
-------------------------------------------------------------------------------

  Revenues increased 9% during 1994 in the Carrier, Otis and Automotive segments, partially offset by an 8% reduction in revenues in Pratt & Whitney and Flight Systems. The negative impact of the commercial airline industry and unfavorable foreign currency translation impacts are the principal causes for the overall reduction in 1993 sales as compared to 1992. It is estimated that increases in selling prices to customers averaged approximately 1% in 1994 and 2% in 1993. The net impact of translating sales of foreign subsidiaries decreased sales by 1% in 1994 and 3% in 1993, indicating that the real volume of sales was essentially unchanged in 1994 and decreased 3% in 1993.
  Financing revenues and other income, less other deductions increased $51 million in 1994 and decreased $46 million in 1993. Other income in 1994 includes $87 million realized in the Flight Systems segment on the sale of the equity share holdings in Westland Group plc in April 1994. The 1993 decrease resulted primarily from lower royalties and interest income partially offset by an increase in the amount of commercial aircraft engine participation fees.

COST OF PRODUCTS AND SERVICES SOLD AS A PERCENT OF SALES:
In Millions of Dollars                    1994            1993            1992
-------------------------------------------------------------------------------
Cost of products sold                  $13,773         $13,666         $14,727
Product margin %                          17.4%           18.0%           16.1%
Cost of services sold                  $ 2,559         $ 2,571         $ 2,591
Service margin %                          38.1%           36.8%           36.5%
-------------------------------------------------------------------------------

  The product margin as a percentage of sales, excluding the impact of down-sizing charges recorded in 1994 and downsizing and special charges in 1992, was 17.9% in 1994 and 18.0% in 1992, respectively. The Corporation's cost reduction programs have enabled product margins to remain relatively constant despite a reduction in Pratt & Whitney and Flight Systems revenues of 10% in 1993 and an additional 8% in 1994. These segments' margins have been further affected by a shift in the mix of commercial aircraft engines sold, to newer lower margin engines and, in 1994, higher costs associated with the introduction of new products and lower production volumes at Hamilton Standard. During 1993, lower spare parts sales in the commercial aircraft and general aviation businesses also had a negative impact on product margins. The Corporation recorded special charges during the fourth quarter of 1992 for credit and other exposures related to the airline industry ($447 million) and various contract matters ($169 million). Of these 1992 special charges, $250 million was charged as product cost of sales and $360 million as selling, general and administrative expenses.

RESEARCH AND DEVELOPMENT EXPENSES:
In Millions of Dollars                    1994            1993            1992
-------------------------------------------------------------------------------
Research and development                  $978          $1,137          $1,221
Percent of sales                           4.7%            5.5%            5.6%
-------------------------------------------------------------------------------

Research and development expenses decreased $159 million (14%) and $84 million (7%) in 1994 and 1993, respectively, from each of the prior years. The decreases in research and development expenses have occurred principally at Pratt & Whitney due to the completion of the development phases of the PW4168 and PW4084 commercial engines which were certified in 1993 and 1994, respectively.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES:
In Millions of Dollars                    1994            1993            1992
-------------------------------------------------------------------------------
Selling, general and administrative     $2,536          $2,547          $3,011
Percent of sales                          12.2%           12.3%           13.9%
-------------------------------------------------------------------------------

  Selling, general and administrative expenses decreased $11 million and $464 million (15%) in 1994 and 1993, respectively, from each of the prior years. During 1994 these expenses increased in the Corporation's Otis, Carrier and Automotive segments and decreased in the aerospace segments generally in line with the relative increases and decreases, respectively, in sales. The decreases resulted principally from the effects of the Corporation's cost reduction efforts initiated in the first quarter of 1992 and the absence of the $360 million charges recorded during the fourth quarter of 1992 for commercial airline industry exposures and other contract matters.
-------------------------------------------------------------------------------
OPERATING PROFITS:
  Increased 19% or $251 million from 1993 to 1994.
  Increased 126% or $722 million from 1992 to 1993.
-------------------------------------------------------------------------------
  Segment revenues and operating profits in the Corporation's principal business segments for each of the three years ending December 31, 1994, 1993 and 1992 and analysis of the variations for the periods are presented below. The segment results shown below include the impact of the 1994 and 1992 downsizing actions and 1992 special charges described above.

                                      Revenues                    Operating Profits (Losses)           Operating Profit Margin
                         -------------------------------        -----------------------------        ------------------------------
In Millions of Dollars      1994        1993        1992        1994        1993        1992*        1994        1993        1992
-----------------------------------------------------------------------------------------------------------------------------------
Otis                      $4,644      $4,418      $4,512        $421        $377        $346          9.1%        8.5%       7.7%
Carrier                    4,919       4,480       4,328         278         226         183          5.7%        5.0%       4.2%
Automotive                 2,683       2,378       2,370         182         148         135          6.8%        6.2%       5.7%
Pratt & Whitney            5,846       6,317       7,393         380         186        (212)         6.5%        2.9%      (2.9)%
Flight Systems             3,218       3,555       3,546         282         355         272          8.8%       10.0%       7.7%
-----------------------------------------------------------------------------------------------------------------------------------

* Operating profits (losses) for 1992 conform to the current basis of presentation for general corporate expenses.
  See Note 15 of Notes to Financial Statements for operating profits presented on the former basis.

SEGMENT REVIEW
1994 COMPARED TO 1993
OTIS segment revenues for 1994 increased $226 million (5%) over 1993. Increased revenues in Asia Pacific and North America were partially offset by slightly lower revenues in Europe and Latin America. Revenue increases in Asia Pacific were particularly significant during 1994, in part from the increased investment made in the People's Republic of China earlier in the year which allowed for full consolidation. While lower new equipment volumes negatively affected revenues in Europe and Latin America, the reduction was partially offset by higher service revenues. The impact of the translation of foreign currency revenues into U.S. dollars was a negative $19 million for 1994.
  Segment operating profits for Otis in 1994 increased $44 million (12%), improving in all regions with the exception of Latin America. Increases in Asia Pacific resulted primarily from the consolidation of the PRC operations and the growth of the Asian market. European results improved due to the higher service volumes.

CARRIER segment revenues for 1994 increased $439 million (10%) over 1993. Revenues were higher at Carrier Transicold and in all geographic regions except Europe where volumes were lower. Revenue increases were particularly strong in North America reflecting the impact of significant volume increases. The impact of the translation of foreign currency revenues into U.S. dollars was not significant during 1994.
  Carrier segment operating profits for 1994 increased $52 million (23%) primarily due to improved results in North America and at Carrier's Transicold business. Operations in the People's Republic of China also showed continued strength and accounted for approximately 15% of Carrier's operating profits over the last three years.

AUTOMOTIVE segment revenues increased $305 million (13%) in 1994 primarily due to higher North American industry volumes and increased European market penetration.
  Automotive segment operating profits for 1994 increased $34 million (23%) over 1993. The increase is primarily attributable to higher sales volumes and the absence of the 1993 charges to rationalize certain manufacturing operations in Europe. Partially offsetting the 1994 increases were higher launch costs in support of new model awards in North America.

PRATT & WHITNEY segment revenues for 1994 decreased $471 million (8%). During 1994, shipments of commercial engines and sales of government spare parts were lower than those in the previous year. These reductions during 1994 were partially offset by higher commercial airline spare parts sales and military engine shipments. Also, the 1993 results included revenues resulting from the renegotiation of certain aircraft leases.
  Pratt & Whitney segment operating profits increased $194 million (104%) from 1993. Despite the reduction in revenue, Pratt's operating profit increased as a result of the benefits of continuing cost reduction programs, lower research and development spending driven by engine certification schedules and higher commercial spare parts sales. The impact of higher manufacturing cost estimates on commercial engine contracts in the 1994 second quarter, principally related to higher initial production costs on the PW4084 engine, partially offset these improvements. In addition, Pratt & Whitney recorded approximately $50 million of charges during the second quarter of 1994 for certain volume related downsizing actions.

FLIGHT SYSTEMS segment revenues for 1994 decreased $337 million (10%) from 1993. Excluding the 1994 second quarter gain on the sale of the equity share holdings in Westland Group plc, segment revenues decreased $424 million (12%) from 1993. Revenues decreased primarily as a result of lower international helicopter shipments at Sikorsky, continuing reductions in commercial aerospace volumes at Hamilton Standard, and the absence of Norden revenues after its sale in May 1994.
  Flight Systems operating profits decreased $73 million (21%) in 1994. Excluding the gain on the equity share holdings in Westland Group plc, segment operating profits decreased $160 million (45%) from 1993. Operating profits decreased primarily as a result of higher costs associated with the introduction of new products and continuing lower commercial aerospace volumes at Hamilton Standard, and the absence of Norden results. In addition, Hamilton Standard recorded approximately $35 million of charges during the second quarter of 1994 for certain volume related downsizing actions.

1993 COMPARED TO 1992
OTIS segment revenues decreased $94 million (2%) in 1993. The impact of currency exchange rates versus the U.S. dollar reduced revenues by approximately $278 million (6%) in 1993. Revenues in 1993, exclusive of the translation impact, increased due to higher service volumes in all regions. In addition, new equipment revenues were slightly higher in 1993 primarily due to higher volumes in the European and Latin American regions partially offset by lower North American volume.
  Otis segment operating profits increased $31 million (9%) in 1993. The translation impact of the stronger U.S. dollar negatively impacted operating profits by $38 million. The improved operating profits reflect the growth in service volumes during 1993. During 1993, increases in Latin American and European new equipment volumes and improvement in Latin American new equipment margins also contributed to the growth.

CARRIER segment revenues increased $152 million (4%) in 1993. The translation of a stronger U.S. dollar negatively impacted 1993 revenues by approximately $115 million (3%). 1993 revenues reflect volume increases in the North American, Asia Pacific and Latin American regions as well as the transportation refrigeration business. These increases were partially offset by the effects of the continuing recession in Europe, particularly affecting the Spanish and Italian operations.
  Carrier segment operating profits increased $43 million (23%) in 1993. Improved operating profits resulting from increased volumes and margins in the Asia Pacific and Latin American regions were partially offset by the effects of the continuing recession in Europe.

AUTOMOTIVE segment revenues were essentially unchanged from 1992. During 1993 the segment was positively impacted by increased North American car and light truck production and European market penetration. These increases were substantially offset by the overall reduction in European vehicle production, the negative translation impact of the stronger U.S. dollar of approximately $112 million (5%), and the absence of sales in 1993 from certain automotive business units divested in the third quarter of 1992.
  Automotive segment operating profits increased $13 million (10%) in 1993. Operating profits during 1993 reflect the impact of increased North American production volumes and European market penetration. During 1993, these increases were partially offset by the reduction in European vehicle production, charges to rationalize certain manufacturing operations in Europe and the absence of the operating results of certain automotive business units divested during the third quarter of 1992. In addition, 1992 results include the gain on sale of these units.

PRATT & WHITNEY segment revenues decreased $1,076 million (15%) in 1993. The decrease in 1993 reflects decreases in commercial and government engine and spare parts sales. Although commercial spare parts were lower than the depressed levels of 1992, sales during the second half of 1993 showed modest growth and exceeded the comparable 1992 period. The overall decrease was partially offset by revenues resulting from the renegotiation of certain aircraft leases during the second quarter of 1993.
  Pratt & Whitney segment operating profits increased $398 million in 1993. The 1992 results include the impact of the charges recorded for commercial airline exposures, as well as restructuring actions. Excluding the impact of these charges, the 1993 results decreased $198 million (52%), primarily due to lower commercial and government engine and spare parts sales, partially offset by the sale of a participant share in the PW4000 engine program during 1993. In addition, Pratt & Whitney reduced research and development expenditures during 1993 as the development phase of the PW4084 and PW4168 commercial engine programs approached completion.

FLIGHT SYSTEMS segment revenues were essentially unchanged from 1992. As a result of substantially increased international Black Hawk shipments, helicopter business revenues in 1993 contributed 65% to Flight Systems segment revenues. This increase was substantially offset by reductions in defense electronics and commercial aerospace volumes in the segment's other businesses.
  Flight Systems segment operating profits increased $83 million (31%) in 1993. The 1992 results include the impact of the charges and restructuring actions recorded during the fourth quarter. Excluding the impact of these charges, the 1993 results increased $53 million (18%). The increase resulted primarily from improved operating performance and increased Black Hawk shipments by Sikorsky and better than expected contract performance related principally to Norden's Multi Mode Radar System contract. These increases were partially offset by declines in commercial aerospace volumes at Hamilton Standard and the absence of the favorable impacts of the settlement of several government contracting claims recorded in 1992.
-------------------------------------------------------------------------------
INTEREST EXPENSE:
  Increased 10% or $24 million from 1993 to 1994.
  Decreased 11% or $31 million from 1992 to 1993.
-------------------------------------------------------------------------------
  Interest expense in 1994 includes $41 million of expense resulting from the 1994 change in accounting for the Corporation's ESOP. Excluding this effect, interest expense decreased $17 million or 7% in 1994 compared to 1993.

  Interest expense continues to be favorably impacted by the Corporation's cash management, working capital and debt reduction programs. While lower average interest rates had a favorable impact on interest expense in 1993, slightly higher interest rates in 1994 partially offset the impact of the reduced debt during 1994.

                                              1994          1993          1992
-------------------------------------------------------------------------------
Weighted-average interest rate on
  short-term borrowings                        6.3%          5.5%          8.9%
Weighted-average interest rate on
  total debt (including the effect of
  interest rate swaps)                         7.6%          7.2%          7.8%
-------------------------------------------------------------------------------

  The average rate applicable to debt outstanding at December 31, 1994 was 8.5% for short-term borrowings and 8.0% for total debt including the effect of interest rate swaps.

INCOME TAXES:
                                              1994          1993          1992
-------------------------------------------------------------------------------
Effective income tax rate                     35.7%         37.0%         38.4%
-------------------------------------------------------------------------------

  The Corporation has reduced its effective income tax rate over the last three years by implementing tax planning strategies throughout its operations worldwide.
  The following table summarizes the future income tax benefits arising from net deductible temporary differences and tax carryforwards which are recorded as an asset at December 31, 1994:

In Millions of Dollars
-------------------------------------------------------------------------------
Net deductible temporary differences                                    $1,504
Tax carryforwards:
  Acquired loss carryforwards                                               11
  Foreign and state loss carryforwards                                     142
  Tax credit carryforwards                                                 221
-------------------------------------------------------------------------------
                                                                         1,878
Valuation allowance                                                       (355)
-------------------------------------------------------------------------------
Total future income tax benefits                                        $1,523
===============================================================================

  The future tax benefit arising from net deductible temporary differences of $1,504 million relates to expenses recognized for financial reporting purposes which will result in tax deductions over varying future periods. The realization of this amount is dependent upon the generation of sufficient taxable income, primarily in the United States, over these future periods, including applicable carryforward periods. Future tax benefits of $376 million attributable to postretirement benefits will be realized as paid over a period of fifty years or more based on the Corporation's healthcare plans for retirees. Other future tax benefits relate to such matters as environmental accruals, warranty provisions and the timing of inventory and contract cost recognition which are expected to result in tax deductions in periods from one to ten years.
  Prior to 1992, the Corporation's U.S. operations consistently produced taxable income. In 1992 and 1993, primarily as a result of depressed conditions in the commercial airline industry and actual expenditures relating to the 1991 restructuring provision, domestic tax losses were incurred which have been utilized by carryback to prior years. In 1994 the Corporation had domestic taxable income.
  Based on the Corporation's business plans, including the benefits of the cost reductions resulting from the restructuring program, and the tax planning strategies available, management believes that the Corporation's domestic earnings during the periods when the temporary differences turn around will be sufficient to realize those future income tax benefits.
  Minimum tax credit and certain state tax credit carryforwards have no expiration date. Foreign and state tax loss carryforwards arise in a number of different taxing jurisdictions with expiration dates ranging from 1995 to 2009. For those jurisdictions where the expiration date or the projected operating results indicate that realization is not likely, a valuation allowance has been provided. U.S. foreign tax credit carryforwards, which require future foreign source income to be utilized, expire after five years and are reserved through valuation allowances.
-------------------------------------------------------------------------------
NET INCOME:
  Increased 20% or $98 million from 1993 to 1994.
  Increased $774 million from 1992 to 1993.
-------------------------------------------------------------------------------
  The Corporation adopted AICPA Statement of Position (SOP) 93-6, "Employers' Accounting for Employee Stock Ownership Plans" in the fourth quarter of 1994, effective January 1, 1994. The principal impact of the accounting change on ongoing results is to consider as outstanding only those ESOP Convertible Preferred shares committed to employee accounts, to report as interest expense all interest on the debt of the ESOP trust and to report preferred stock dividends only on those shares considered as outstanding. As a result of this change, net income for 1994 was reduced by $59 million, including a $31 million one-time cumulative after tax charge ($.23 per share). The reductions to net income, preferred stock dividend requirements, and ESOP shares considered outstanding (8.5 million shares) in 1994 have the combined effect of increasing 1994 earnings per share by $.18, excluding the one-time charge. Overall, earnings per share in 1994 was reduced by $.05 as a result of this accounting change. Excluding the impact of the accounting change, 1994 net income increased $157 million (32%), while earnings per share increased $1.15 (35%). See Note 2 of Notes to Financial Statements for additional information on the ESOP accounting change.

LIQUIDITY AND FINANCING COMMITMENTS
Management assesses the Corporation's liquidity in terms of its overall ability to generate cash to fund its operating and investing activities. Of particular importance in the management of liquidity are cash flows generated from operating activities, capital expenditure levels, customer financing requirements, adequate bank lines of credit, and financial flexibility to attract long-term capital on satisfactory terms. The following discussion includes references to net debt (total debt less cash) to be consistent with certain internal and external measures of the Corporation's cash flows. The Corporation's strategies for financing investments in various regional markets, however, result in cash balances that are not expected to be used to pay down debt.
  Set forth below is selected key cash flow data:

In Millions of Dollars                        1994          1993          1992
-------------------------------------------------------------------------------
Net Cash Flows from
  Operating Activities                      $1,357        $1,508        $1,203
===============================================================================
Capital expenditures                        $ (759)       $ (846)       $ (920)
(Increase) decrease in customer
  financing assets, net                        297          (208)         (202)
===============================================================================
Common Stock repurchase                     $ (270)       $   --        $   --
Change in total debt                          (516)         (187)         (247)
Change in net debt                            (481)         (254)          (78)
-------------------------------------------------------------------------------

  Cash flows from operating activities declined $151 million in 1994 compared to 1993. Included in this decline is a $150 million payment made during the second quarter of 1994 to the U.S. Government for a previously recorded settlement by Sikorsky Aircraft. Improved operating results and working capital management programs in 1994 were partially offset by an increase in accounts receivable. The increase in receivables was primarily due to the timing of payments on engine shipments at Pratt & Whitney and the increased sales volumes in the commercial businesses.
  Cash used for investing activities decreased in 1994 as compared to 1993. Purchases of fixed assets have declined over the past three years both in absolute dollars and as a percentage of sales. While reducing the level of fixed asset purchases, the Corporation continues to focus its capital investments in productivity improvements, facility modernization and expansion of certain product lines. The Corporation expects 1995 capital spending to remain at approximately the same level as 1994. Customer financing activity was a net source of funds during 1994 as compared to a use of funds in 1993. This change was a result of both lower funding requirements in 1994 as compared to 1993 and the sale of certain of these assets to third parties in 1994. The Corporation expects that customer financing will be a net use of funds in 1995. Acquisitions and dispositions of business interests was also a net source of investment funds during 1994. The Corporation received $282 million of proceeds from the dispositions of business units, primarily from the sales of the equity share holdings in Westland Group plc and the net operating assets of its Norden subsidiary. Also during 1994, the Corporation invested $125 million for acquisitions, principally to acquire minority shareowners' interests in Otis and Carrier subsidiaries in Europe and additional investments in the PRC.
  Financing cash flows for 1994 include the use of $270 million for the repurchase, commencing in April 1994, of approximately 4.4 million shares of the Corporation's Common Stock. This stock repurchase program was undertaken to counter the dilutive effects of shares issued under employee compensation and benefit programs. In February 1995, the Corporation's Board of Directors approved a similar program which allows for the repurchase of up to 5.0 million shares of Common Stock within the next two years.
  The Corporation's financial structure at the end of 1994 and 1993 was as follows:

In Millions of Dollars                                      1994          1993
-------------------------------------------------------------------------------
Cash and cash equivalents                                $   386       $   421
Total debt                                                 2,443         2,959
Net debt (total debt less cash)                            2,057         2,538
Shareowners' equity                                        3,752         3,598
Debt to total capitalization                                39.4%         45.1%
Net debt to total capitalization                            35.4%         41.4%
-------------------------------------------------------------------------------

  The debt and net debt to total capitalization ratios decreased 5.7% and 6.0% respectively in 1994. This decrease is due to improved operating results and increased cash flows as outlined above, which more than offset the 4.4% increase in the total debt to capitalization ratio due to the stock repurchase program.
  The Corporation filed a registration statement with the Securities and Exchange Commission in January 1994 pursuant to its plan to sell to the public a 40% equity interest in UT Automotive, the Corporation's Automotive segment. Due to market conditions the offering was subsequently withdrawn.
  At December 31, 1994, the Corporation had credit commitments from banks totaling $1.1 billion under a Revolving Credit Agreement. The agreement provides for borrowings at prevailing interest rates up to the prime rate and expires September 30, 1999. At December 31, 1994, there were no borrowings under the Revolving Credit Agreement. Long-term financing will continue to

BAR CHART DESCRIPTION:
Operating Cash Flows ($ Millions)
   1990 - $1,333
   1991 - $1,890
   1992 - $1,203
   1993 - $1,508
   1994 - $1,357

BAR CHART DESCRIPTION:
Net Debt ($ Millions)
   1990 - $3,361
   1991 - $2,870
   1992 - $2,792
   1993 - $2,538
   1994 - $2,057
be considered in the future if conditions are advantageous, and in that regard, under an effective Registration Statement on file with the Securities and Exchange Commission at December 31, 1994, up to $871 million of medium-term and long-term debt of the Corporation could be issued.
  The Corporation's ratio of floating-rate debt to total debt, after taking interest rate hedges into account, was 42% at December 31, 1994 compared to 47% at December 31, 1993. The Corporation maintains a portfolio of interest rate hedge instruments for the purpose of decreasing funding costs, as more fully explained in Note 9 of Notes to Financial Statements.
  In addition to the requirements discussed above, the Corporation had commitments to finance or arrange financing for customers at December 31, 1994 of approximately $1.3 billion of commercial aircraft, of which as much as $406 million may be required to be disbursed in 1995.
  The Corporation believes that existing sources of liquidity are adequate to meet anticipated short-term borrowing needs at comparable risk-based interest rates for the foreseeable future.

ENVIRONMENTAL MATTERS
The Corporation's operations are subject to environmental regulation by federal, state, and local authorities in the United States and regulatory authorities with jurisdiction over its foreign operations. As a result of this, the Corporation has established certain policies and is currently establishing additional policies relating to environmental standards of performance for its operations worldwide.
  The Corporation has identified approximately 340 locations, most of which are in the United States, at which it may have some liability for remediating contamination. The Corporation does not believe that any single location's exposure is individually material to the Corporation. Sites in the investigation or remediation stage represent approximately 94% of the Corporation's recorded liability. The remaining 6% of the recorded liability consists of sites identified where the Corporation may have some liability but investigation is in the initial stages or has not begun. The Corporation's estimates of liability for investigation or remediation at these sites are updated quarterly based on an evaluation of currently available facts with respect to each individual site and take into account factors such as existing technology, presently enacted laws and regulations, and prior experience in remediation of contaminated sites. Since the knowledge of these sites generally increases through the investigation and remediation process, actual costs to be incurred in future periods can be expected to vary from estimates. Expenditures for environmental remediation activities at these sites were $57 million in 1994, $64 million in 1993 and $58 million in 1992. It is estimated that expenditures in each of the next two years will not exceed $100 million in the aggregate for these sites.
  Included within the sites known to the Corporation are those sites at which the Corporation has been identified as a potentially responsible party under the Comprehensive Environmental Response, Compensation and Liability ACT ("CERCLA" or Superfund). Under the provisions of this statute, the Corporation may be held liable for all costs for environmental remediation without regard to the legality of the Corporation's disposal of material at the site or the Corporation's contribution to the contamination. The Corporation has been identified as a potentially responsible party at approximately 90 such federal Superfund sites. The number of Superfund sites in and of itself does not represent a relevant measure of liability, because the nature and extent of environmental concerns vary from site to site and the Company's share of responsibility varies from sole responsibility to very little responsibility. In estimating its liability for remediation, the Corporation considers its likely proportionate share of the anticipated remediation expense and the ability of other potentially responsible parties to fulfill their obligations.
  Some of the Corporation's liabilities, including certain Superfund liabilities, relate to facilities that were acquired by the Corporation with indemnities from the sellers or former owners. In estimating the potential liability at these sites, the Corporation has considered the indemnification separately from the liability.
  The Corporation has instituted legal proceedings against its insurers seeking insurance coverage for liability to third parties for remediation costs, defense costs, physical loss or damage to the Corporation's property, and related costs. Settlements to date, which have not been material, have been recorded upon receipt. It is expected that one or more of these cases will last several years. Environmental liabilities are not reduced by potential insurance reimbursements.
  Notwithstanding the uncertainties discussed above, and taking into account the Corporation's policies, standards of performance and programs related to the environment, the Corporation believes that expenditures necessary to comply with the present regulations governing environmental protection will not have a material effect upon its capital expenditures, competitive position, financial position or results of operations.

U.S. GOVERNMENT
The Corporation is now and believes that, in light of the current government contracting environment, it will be the subject of one or more government investigations. If the Corporation or one of its business units were charged with wrongdoing as a result of any of these investigations, the Corporation or one of its business units could be suspended from bidding on or receiving awards of new government contracts pending the completion of legal proceedings. If convicted or found liable, the Corporation could be fined and debarred from new government contracting for a period generally not to exceed three years. Any contracts found to be tainted by fraud could be voided by the Government.
  The Corporation's contracts with the U.S. Government are also subject to audits. Like many defense contractors, the Corporation has received audit reports which recommend that certain contract prices should be reduced to comply with various government regulations. Some of these audit reports involve substantial amounts. The Corporation has made voluntary refunds in those cases it believes appropriate.

DERIVATIVE FINANCIAL INSTRUMENTS
The Corporation uses derivative financial instruments to manage foreign currency and interest rate exposures in the following four areas: foreign currency transactions, foreign net assets, customer financing assets, and debt. Derivative financial instruments utilized by the Corporation in its foreign currency and interest rate hedging activities are Over The Counter instruments and involve little complexity. The Corporation has policies to monitor the concentration and credit risks of counterparties, which are a diversified group of major investment grade financial institutions.
  International operations, including export sales, constitute a significant portion of the revenues and identifiable assets of the Corporation, averaging approximately $11.8 billion and $4.6 billion, respectively, for each of the last three years. These operations result in a large volume of foreign currency commitment and transaction exposures and significant foreign currency net asset exposures. Foreign currency commitment and transaction exposures are managed at the operating unit level as an integral part of the business. To the extent that foreign currency exposures cannot be offset or managed to an insignificant amount, it is the Corporation's policy to hedge these residual foreign currency commitment and transaction exposures. These hedges are scheduled to mature coincident with the timing of the underlying foreign currency commitments and transactions. It has been the Corporation's policy to hedge a portion of the impact of fluctuations in foreign currency exchange rates associated with these foreign investments. During 1994 the Corporation substantially changed this policy and generally will not hedge foreign net asset exposures. Certain hedge contracts from the prior policy are still outstanding and may be held until their scheduled maturity.
  The Corporation also has financing assets with commercial airline industry customers in connection with engine sale agreements. The Corporation may sell customer financing assets from time to time based on current market conditions and other factors. To mitigate the exposure on certain fixed rate customer financing assets, the Corporation has entered into interest rate swaps.
  It has been the Corporation's practice to manage the relative proportions of its fixed rate and floating rate debt in the context of the interest rate environment, expected cash flow and anticipated debt retirements. While the hedging strategies on both debt and customer financing assets are an integral portion of the Corporation's risk management, the impact on earnings during the periods were not material.

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS

The financial statements of United Technologies Corporation and its subsidiaries are the responsibility of the Corporation's management and have been prepared in accordance with generally accepted accounting principles.
  Management is responsible for the integrity and objectivity of the financial statements, including estimates and judgments reflected in them. It fulfills this responsibility primarily by establishing and maintaining accounting systems and practices adequately supported by internal accounting controls. These controls are designed to provide reasonable assurance that the Corporation's assets are safeguarded, that transactions are executed in accordance with management's authorizations, and that the financial records are reliable for the purpose of preparing financial statements. Self-monitoring mechanisms are also a part of the control environment whereby, as deficiencies are identified, corrective actions are taken. Even an effective internal control system, no matter how well designed, has inherent limitations -- including the possibility of the circumvention or overriding of controls -- and, therefore, can provide only reasonable assurance with respect to financial statement preparation and such safeguarding of assets. Further, because of changes in conditions, internal control system effectiveness may vary over time.
  The Corporation assessed its internal control system as of December 31, 1994. Based on this assessment, management believes the internal accounting controls in use provide reasonable assurance that the Corporation's assets are safeguarded, that transactions are executed in accordance with management's authorizations, and that the financial records are reliable for the purpose of preparing financial statements.
  Independent accountants are appointed annually by the Corporation's shareowners to audit the financial statements in accordance with generally accepted auditing standards. Their report appears in this Annual Report. Their audits, as well as those of the Corporation's internal audit department, include a review of internal accounting controls and selective tests of transactions.
  The Audit Review Committee of the Board of Directors, consisting of six directors who are not officers or employees of the Corporation, meets regularly with management, the independent accountants, and the internal auditors, to review matters relating to financial reporting, internal accounting controls and auditing.

/s/ ROBERT F. DANIELL                  /s/ GEORGE DAVID
Robert F. Daniell                      George David
Chairman                               President and Chief Executive Officer

/s/ STEPHEN F. PAGE
Stephen F. Page
Executive Vice President and Chief Financial Officer


REPORT OF INDEPENDENT ACCOUNTANTS

To the Shareowners of United Technologies Corporation

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations, of changes in shareowners' equity and of cash flows present fairly, in all material respects, the financial position of United Technologies Corporation and its subsidiaries at December 31, 1994 and 1993, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Corporation's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstate-ment. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.
  As discussed in Note 2, the Corporation changed its methods of accounting for its Employee Stock Ownership Plan in 1994 and for postretirement benefits other than pensions and for income taxes in 1992.

/s/ PRICE WATERHOUSE LLP
One Financial Plaza
Hartford, Connecticut
January 26, 1995

CONSOLIDATED STATEMENT OF OPERATIONS                                                              UNITED TECHNOLOGIES CORPORATION
                                                                                                   Years Ended December 31,
In Millions of Dollars (except per share amounts)                                            1994            1993            1992
-----------------------------------------------------------------------------------------------------------------------------------
REVENUES
Product sales                                                                             $16,670         $16,671         $17,559
Service sales                                                                               4,131           4,065           4,082
Financing revenues and other income, less other deductions                                    396             345             391
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                           21,197          21,081          22,032
-----------------------------------------------------------------------------------------------------------------------------------
COSTS AND EXPENSES
Cost of products sold                                                                      13,773          13,666          14,727
Cost of services sold                                                                       2,559           2,571           2,591
Research and development                                                                      978           1,137           1,221
Selling, general and administrative                                                         2,536           2,547           3,011
Interest                                                                                      275             251             282
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                           20,121          20,172          21,832
-----------------------------------------------------------------------------------------------------------------------------------
Income before income taxes and minority interests                                           1,076             909             200
Income taxes                                                                                  384             336              77
-----------------------------------------------------------------------------------------------------------------------------------
Net income before minority interests                                                          692             573             123
Less-Minority interests in subsidiaries' earnings                                             107              86              88
-----------------------------------------------------------------------------------------------------------------------------------
Net income before cumulative effect of accounting principle changes                           585             487              35
Cumulative effect of changes in accounting principles for income taxes
  and postretirement benefits other than pensions                                              --              --            (322)
-----------------------------------------------------------------------------------------------------------------------------------
NET INCOME (LOSS)                                                                         $   585         $   487         $  (287)
===================================================================================================================================
Preferred Stock Dividend Requirement                                                      $    22         $    43         $    42
-----------------------------------------------------------------------------------------------------------------------------------
Earnings (Loss) Applicable to Common Stock                                                $   563         $   444         $  (329)
===================================================================================================================================

PER SHARE OF COMMON STOCK:
  Primary:
    Earnings (loss) before cumulative effect of accounting principle changes              $  4.40         $  3.53         $ (0.05)
    Cumulative effect of changes in accounting principles for income taxes
      and postretirement benefits other than pensions                                          --              --           (2.62)
-----------------------------------------------------------------------------------------------------------------------------------
    Earnings (Loss)                                                                       $  4.40         $  3.53         $ (2.67)
===================================================================================================================================
  Fully Diluted:
    Earnings (loss) before cumulative effect of accounting principle changes              $  4.40         $  3.30         $ (0.05)
    Cumulative effect of changes in accounting principles for income taxes
      and postretirement benefits other than pensions                                          --              --           (2.62)
-----------------------------------------------------------------------------------------------------------------------------------
    Earnings (Loss)                                                                       $  4.40         $  3.30         $ (2.67)
===================================================================================================================================

See accompanying Notes to Financial Statements

CONSOLIDATED BALANCE SHEET                                                                        UNITED TECHNOLOGIES CORPORATION
                                                                                                                  December 31,
In Millions of Dollars                                                                                         1994          1993
-----------------------------------------------------------------------------------------------------------------------------------
ASSETS
Cash and cash equivalents                                                                                 $   386         $   421
Accounts receivable (net of allowance for doubtful accounts of $336 in each year)                           3,745           2,981
Inventories and contracts in progress (net of progress payments and billings on contracts in progress)      2,955           3,153
Future income tax benefits                                                                                    929             794
Other current assets                                                                                          213             357
-----------------------------------------------------------------------------------------------------------------------------------
    Total Current Assets                                                                                    8,228           7,706
Customer financing assets                                                                                     620             914
Future income tax benefits                                                                                    594             698
Fixed assets                                                                                                4,532           4,565
Other assets                                                                                                1,650           1,735
-----------------------------------------------------------------------------------------------------------------------------------
    TOTAL ASSETS                                                                                          $15,624         $15,618
===================================================================================================================================
LIABILITIES AND SHAREOWNERS' EQUITY
Short-term borrowings                                                                                     $   402         $   780
Accounts payable                                                                                            1,924           1,815
Accrued liabilities                                                                                         4,071           4,085
Long-term debt - currently due                                                                                156             240
-----------------------------------------------------------------------------------------------------------------------------------
    Total Current Liabilities                                                                               6,553           6,920
Long-term debt                                                                                              1,885           1,939
Future pension and postretirement benefit obligations                                                       1,389           1,440
Future income taxes payable                                                                                   196             177
Other long-term liabilities                                                                                 1,110             999
Commitments and contingent liabilities (Notes 4 and 14)
Minority interests in subsidiary companies                                                                    400             369
Series A ESOP Convertible Preferred Stock, $1 par value (Authorized - 20,000,000 shares)
  Outstanding - 13,619,115 and 12,459,932 shares                                                              905             822
ESOP deferred compensation                                                                                   (566)           (646)
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                              339             176
-----------------------------------------------------------------------------------------------------------------------------------
SHAREOWNERS' EQUITY:
  Capital Stock:
    Preferred Stock, $1 par value (Authorized - 230,000,000 shares; none issued or outstanding)                --              --
    Common Stock, $5 par value (Authorized - 500,000,000 shares)
    Issued- 140,154,766 and 138,712,505 shares                                                              2,148           2,075
  Treasury Stock (17,018,899 and 12,665,188 common shares at cost)                                           (947)           (677)
  Retained earnings                                                                                         2,790           2,466
  Currency translation and pension liability adjustments                                                     (239)           (266)
-----------------------------------------------------------------------------------------------------------------------------------
    TOTAL SHAREOWNERS' EQUITY                                                                               3,752           3,598
-----------------------------------------------------------------------------------------------------------------------------------
    TOTAL LIABILITIES AND SHAREOWNERS' EQUITY                                                             $15,624         $15,618
===================================================================================================================================

See accompanying Notes to Financial Statements

CONSOLIDATED STATEMENT OF CASH FLOWS                                                              UNITED TECHNOLOGIES CORPORATION
                                                                                                     Years Ended December 31,
In Millions of Dollars                                                                           1994          1993          1992
-----------------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income (loss)                                                                          $    585      $    487      $   (287)
  Adjustments to reconcile net income (loss) to net cash flows from operating activities:
    Depreciation and amortization                                                                 840           815           852
    Minority interests in subsidiaries' earnings                                                  107            86            88
    Gain on sale of Westland Group plc                                                            (87)           --            --
    Change in:
      Accounts receivable                                                                        (756)           45           239
      Inventories and contracts                                                                   290           335           328
      Other current assets                                                                        161           (55)         (135)
      Accounts payable and accrued liabilities                                                    239            73           202
      Future income taxes payable and future income tax benefits                                  (16)           33          (626)
      Noncurrent postretirement benefit obligation                                                 11            37           808
      Restructuring liabilities                                                                  (233)         (393)         (269)
      ESOP deferred compensation                                                                  119            --            --
    Other, net                                                                                     97            45             3
-----------------------------------------------------------------------------------------------------------------------------------
      NET CASH FLOWS FROM OPERATING ACTIVITIES                                                  1,357         1,508         1,203
-----------------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Capital expenditures                                                                           (759)         (846)         (920)
  Increase in customer financing assets                                                          (248)         (356)         (202)
  Decrease in customer financing assets                                                           545           148            --
  Acquisitions of business units                                                                 (125)           --            --
  Dispositions of business units                                                                  282            --            64
  Sales of fixed assets and other                                                                  16            28           132
-----------------------------------------------------------------------------------------------------------------------------------
      NET CASH FLOWS FROM INVESTING ACTIVITIES                                                   (289)       (1,026)         (926)
-----------------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Issuance of long-term debt                                                                       25            27            13
  Repayments of long-term debt                                                                   (207)         (636)         (355)
  Increase (decrease) in short-term borrowings                                                   (379)          403            85
  Common Stock issued for employee stock plans and other                                           73           110            87
  Dividends paid on Common and ESOP Preferred Stocks                                             (238)         (267)         (264)
  Common Stock repurchase                                                                        (270)           --            --
  Dividends to minority interests and other, net                                                 (102)          (16)           (1)
-----------------------------------------------------------------------------------------------------------------------------------
      NET CASH FLOWS FROM FINANCING ACTIVITIES                                                 (1,098)         (379)         (435)
-----------------------------------------------------------------------------------------------------------------------------------
Effect of foreign exchange rate changes on cash and cash equivalents                               (5)          (36)          (11)
-----------------------------------------------------------------------------------------------------------------------------------
      Net Increase (Decrease) in Cash and Cash Equivalents                                        (35)           67          (169)
Cash and Cash Equivalents, Beginning of year                                                      421           354           523
-----------------------------------------------------------------------------------------------------------------------------------
Cash and Cash Equivalents, End of year                                                       $    386      $    421      $    354
===================================================================================================================================
Supplemental Disclosure of Cash Flow Information:
Interest paid, net of amounts capitalized                                                    $    237      $    239      $    293
Income taxes paid, net of refunds                                                                 248           179           403
-----------------------------------------------------------------------------------------------------------------------------------

See accompanying Notes to Financial Statements

CONSOLIDATED STATEMENT OF CHANGES IN SHAREOWNERS' EQUITY                                          UNITED TECHNOLOGIES CORPORATION
                                                                                                            Equity Adjustments
                                                                                                        -------------------------
                                                                      Common  Treasury     Retained        Currency       Pension
In Millions of Dollars (except per share amounts)                      Stock     Stock     Earnings     Translation     Liability
-----------------------------------------------------------------------------------------------------------------------------------
BALANCE DECEMBER 31, 1991                                             $1,878    $ (677)      $2,787          $  (27)       $   --
Issued under employee incentive plans, and related tax benefit
  (1,868,645 shares of Common Stock, net of 160,002 shares purchased
  and reissued)                                                           87                     (1)
Redemption of Common Stock Rights                                                               (12)
Net loss                                                                                       (287)
Dividends on -- Common Stock ($1.80 per share)                                                 (222)
             -- ESOP Preferred Stock ($4.80 per share), net of
                income tax benefits of $19 million                                              (42)
             -- Recognition of previously unrecognized tax benefit on
                ESOP Preferred Stock dividends                                                   24
Deferred foreign currency translation and hedging adjustments,
  including income taxes of $12 million                                                                        (108)
Minimum pension liability adjustment, net of income tax benefits of
  $19 million                                                                                                                 (30)
-----------------------------------------------------------------------------------------------------------------------------------
BALANCE DECEMBER 31, 1992                                              1,965      (677)       2,247            (135)          (30)
Issued under employee incentive plans, and related tax benefit
  (2,273,625 shares of Common Stock, net of 21,409 shares purchased
  and reissued)                                                          110                     (1)
Net income                                                                                      487
Dividends on -- Common Stock ($1.80 per share)                                                 (224)
             -- ESOP Preferred Stock ($4.80 per share), net of
                income tax benefits of $18 million                                              (43)
Deferred foreign currency translation and hedging adjustments,
  including income taxes of $4 million                                                                          (92)
Minimum pension liability adjustment, net of income tax benefits of
  $7 million                                                                                                                   (9)
-----------------------------------------------------------------------------------------------------------------------------------
BALANCE DECEMBER 31, 1993                                              2,075      (677)       2,466            (227)          (39)
Issued under employee incentive plans, and related tax benefit
  (1,442,261 shares of Common Stock, net of 200,774 shares purchased
  and reissued)                                                           73                     (1)
Net income                                                                                      585
Dividends on -- Common Stock ($1.90 per share)                                                 (238)
             -- ESOP Preferred Stock ($4.80 per share)                                          (22)
Purchase of 4,360,000 shares of Common Stock                                      (270)
Deferred foreign currency translation and hedging adjustments,
  including income tax benefits of $25 million                                                                    8
Minimum pension liability adjustment, net of income taxes of
  $13 million                                                                                                                  19
-----------------------------------------------------------------------------------------------------------------------------------
BALANCE DECEMBER 31, 1994                                             $2,148    $ (947)      $2,790          $ (219)       $  (20)
===================================================================================================================================

See accompanying Notes to Financial Statements

NOTES TO FINANCIAL STATEMENTS

1   SUMMARY OF ACCOUNTING PRINCIPLES
PRINCIPLES OF CONSOLIDATION: The consolidated financial statements include the accounts of the Corporation and its subsidiaries. International operating subsidiaries are included generally on the basis of fiscal years ending
November 30. Intercompany transactions have been eliminated. Certain reclassifications have been made to prior year amounts to conform to the current year presentation.

CASH AND CASH EQUIVALENTS: Cash and cash equivalents includes cash on hand, demand deposits and short-term cash investments which are highly liquid in nature and have original maturities of three months or less.

INVENTORIES AND CONTRACTS IN PROGRESS: Inventories and contracts in progress are stated at the lower of cost or estimated realizable value. Inventories consist primarily of raw materials and work in process. Materials in excess of requirements for contracts and orders currently in effect or anticipated have been written off. A considerable portion of inventories is based on first-in, first out (FIFO) cost. The remainder of inventories is stated either at average cost or at actual cost accumulated against specific contracts or orders or, in the case of a substantial portion of inventories in the Carrier and Automotive businesses, at last-in, first-out (LIFO) cost.
  Manufacturing tooling costs are charged to inventories or to fixed assets depending upon their nature, general applicability and useful lives. Tooling costs included in inventory are charged to cost of sales based on usage, generally within two years after they enter productive use. All other manufacturing costs are allocated to current production and firm contracts. General and administrative expenses are charged to expense as incurred.
  Contracts in progress relate to elevator and escalator contracts and include costs of manufactured components, accumulated installation costs and estimated earnings on incomplete contracts.

FIXED ASSETS: Fixed assets are stated at cost. Depreciation is computed over the assets' useful lives using accelerated methods for aerospace operations and the straight-line method for other operations.

GOODWILL: Costs in excess of values assigned to the underlying net assets of acquired companies are included in other assets and are generally being amortized over periods ranging up to 40 years. On a periodic basis, the Corporation estimates the future undiscounted cash flows of the businesses to which goodwill relates to ensure that the carrying value of such goodwill has not been impaired.

REVENUE RECOGNITION: Sales under government and commercial fixed-price contracts and government fixed-price-incentive contracts are recorded at the time deliveries are made or, in some cases, on a percentage of completion basis. Sales under cost-reimbursement contracts are recorded as work is performed and billed. Sales of commercial aircraft engines sometimes require significant participation by the Corporation in aircraft financing arrangements; when appropriate, such sales are accounted for as operating leases. Sales under elevator and escalator installation and modernization contracts are accounted for under the percentage of completion method.
  Prospective losses, if any, on contracts are provided for when the losses become anticipated. Loss provisions are based upon any anticipated excess of inventoriable manufacturing or engineering costs and estimated warranty and product guarantee costs over the net revenue from the products contemplated by the specific order.
  Service sales, representing aftermarket repair and maintenance activities, are recognized over the contractual period or as services are performed.

RESEARCH AND DEVELOPMENT: Research and development costs not specifically covered by contracts and those related to the Corporation-sponsored share of research and development activity in connection with cost-sharing arrangements are charged to operations as incurred.

HEDGING ACTIVITY: The Corporation uses derivative financial instruments, including futures, options, swaps and forward contracts, to manage foreign currency and interest rate exposures in the following four areas: foreign currency transactions (Note 12), foreign net assets (Note 12), customer financing assets (Note 4), and debt (Note 9). These derivative financial instruments are accounted for on an accrual basis and income and expense is generally recorded in the same category as that arising from the related asset or liability.
  Gains and losses on hedges of foreign currency exposure of net investments in subsidiaries are recorded in the currency translation account in shareowners' equity.
  For derivatives that hedge firm commitments, gains and losses are deferred and recognized when the associated hedged transaction occurs. For derivative instruments that hedge foreign currency denominated receivables and payables, gains and losses offset the effects of foreign exchange gains and losses from the associated hedged receivables and payables.

EARNINGS PER SHARE: In 1994, primary earnings per share and fully diluted earnings per share computations are based on the average number of shares of common stock and common stock equivalents outstanding during the year. ESOP Convertible Preferred shares of the Corporation are considered common stock equivalents when committed to employees savings plan accounts. See Note 2 below for discussion of the ESOP accounting change.
  In 1993 and 1992, primary earnings per share is computed on the average number of shares of common stock and common stock equivalents outstanding. However, ESOP Convertible Preferred shares were not considered common stock equivalents. Fully diluted earnings per share reflects the maximum dilution of earnings per share where all of the ESOP Convertible Preferred shares of the Corporation (both committed and uncommitted) are treated as if-converted as of the later of the beginning of the year or the date of issue. A reduction in earnings applicable to common shareholders is required in the computation of fully diluted earnings per share, in 1993 and 1992, representing the Corporation's assumed additional contribution to the ESOP to enable it to meet its debt repayment responsibilities were the preferred dividends not available for this purpose.

2   ACCOUNTING AND REPORTING CHANGES
In the fourth quarter of 1994 the Corporation adopted, effective January 1, 1994, AICPA Statement of Position (SOP) 93-6, "Employers' Accounting for Employee Stock Ownership Plans." The principal impact of the accounting change on ongoing results is to consider as outstanding only those ESOP Convertible Preferred shares committed to employee accounts, to report as interest expense all interest on the debt of the ESOP trust and to report preferred stock dividends only on those shares considered as outstanding.
  As a result of this change, the Corporation's pretax income for 1994 was reduced by $95 million, including a one-time charge of $51 million ($31 million after tax or $.23 per share). This one-time charge represents the cumulative difference between the expense determined under the new accounting method and that previously recognized from inception of the ESOP through January 1, 1994. The one-time charge has been recorded in Financing revenues and other income, less other deductions in the Consolidated Statement of Operations.
  The 1994 ESOP accounting change, excluding the one-time charge, reduced 1994 pretax income by $44 million or $28 million after tax, and reduced 1994 reported preferred stock dividends by $22 million. Those reductions in net income and preferred stock dividend requirements, and the reduction in ESOP shares considered outstanding of 8.5 million shares in 1994, have the combined effect of increasing 1994 earnings per share by $.18, excluding the one time charge. Overall, earnings per share in 1994 was reduced by $.05 as a result of this accounting change.
  As this accounting change was adopted in the fourth quarter of 1994, previously reported 1994 quarterly information has been restated to reflect the change effective January 1, 1994.
  Effective January 1, 1992, the Corporation adopted Statement of Financial Accounting Standards No. 106 (FAS 106), "Employers' Accounting for Postretirement Benefits Other Than Pensions," using the immediate recognition transition option. The after-tax cumulative effect attributable to years prior to January 1, 1992 for this change in accounting for retiree health care and life insurance benefits reduced 1992 earnings by $482 million ($3.91 per share).
  Effective January 1, 1992, the Corporation adopted Statement of Financial Accounting Standards No. 109 (FAS 109), "Accounting for Income Taxes." The cumulative effect attributable to years prior to January 1, 1992 for this change in accounting for income taxes increased 1992 earnings by $160 million ($1.29 per share).

3   BUSINESS DISPOSITIONS
During the second quarter of 1994, the Corporation sold its equity share holdings in Westland Group plc and the net operating assets (excluding real property) of its Norden subsidiary for proceeds totaling approximately $227 million. The Corporation recorded a pretax gain of $87 million on the Westland sale which is included in Financing revenues and other income, less other deductions in the Consolidated Statement of Operations. The impact of the Norden sale on the Corporation's results was not significant.

4   AIRLINE INDUSTRY AND CUSTOMER FINANCING ASSETS
The Corporation has significant receivables and other financing assets which result from its business activities with commercial airline industry customers totaling $2,290 million and $2,235 million at December 31, 1994 and 1993, respectively. These amounts primarily relate to Pratt & Whitney, Hamilton Standard and UT Finance Corporation.
  Customer financing assets consist of the following:

In Millions of Dollars                                      1994          1993
-------------------------------------------------------------------------------
Notes receivable                                            $274          $570
Leases receivable, less unearned income of $265 and $311     288           367
Products under lease                                          92            19
-------------------------------------------------------------------------------
                                                             654           956
Less: receivables due within one year                         34            42
-------------------------------------------------------------------------------
                                                            $620          $914
===============================================================================

  Scheduled maturities of notes and leases receivable due after one year are as follows: $49 million in 1996, $64 million in 1997, $30 million in 1998, $23 million in 1999 and $362 million in 2000 and thereafter.
  Customer aircraft financing activities are conducted principally through UT Finance Corporation, its consolidated subsidiaries and certain other customer financing operations.

  The Corporation may sell customer financing assets from time to time based on current market conditions and other factors. To mitigate the exposure on certain fixed rate customer financing assets, the Corporation has entered into interest rate swap contracts related to receivables of $206 million at December 31, 1994. The expiration dates of the swap contracts are tied to the specific customer financing assets and extend to 2011.
  The competitive commercial aircraft engine market often requires customer financing commitments. These commitments may be in the form of guarantees, secured debt or lease financing. At December 31, 1994, the Corporation had commitments to finance or arrange financing for approximately $1.3 billion of commercial aircraft. The Corporation cannot currently predict the extent to which these commitments will be utilized, since certain customers may be able to obtain more favorable terms from other financing sources. From time to time, the Corporation also arranges for third party investors to assume a portion of its commitments. However, should all current commitments be exercised as scheduled, the maximum amounts that will be disbursed are as follows: $406 million in 1995, $227 million in 1996, $361 million in 1997, $222 million in 1998, $86 million in 1999 and $14 million in 2000 and beyond. If exercised, the financing arrangements will be secured by assets with fair values exceeding the financed amounts. The interest rates on the financing commitments are established at the time they are funded.
  The Corporation's customer financing activities also include leasing aircraft and subleasing the aircraft to customers. At December 31, 1994, the Corporation's rental commitments under long-term noncancelable operating leases aggregated $265 million ($25 million in each of the years 1995 through 1999, and $140 million through 2008). In some instances, customers have minimum lease terms which may result in sublease periods shorter than the Corporation's lease obligation.
  At December 31, 1994, the Corporation also had approximately $273 million of residual value and other guarantees related to various commercial aircraft engine customer financing arrangements. Where applicable, the estimated fair market value of the assets securing these guarantees equaled or exceeded the related guarantees, after considering existing reserves.
  The Corporation has a 33% interest in International Aero Engines AG (IAE), an international consortium of five shareholders for the V2500 commercial aircraft engine program. The other four shareholders are Rolls-Royce, Japanese Aero Engines Corporation, Motoren-und-Turbinen-Union and FiatAvio. IAE may offer customer financing in support of V2500 engine sales. As of December 31, 1994, IAE has lease obligations under long-term noncancelable leases of approximately $400 million through 2020. These lease obligations are secured by aircraft which are subleased to customers under long-term leases, with short-term cancellation provisions, and whose fair values exceed the financed amounts. IAE has remaining commitments to provide approximately $400 million of similar lease financing. The shareholders of IAE have guaranteed IAE's lease obligations to the extent of their respective ownership interests. In the event any shareholder were to default on such guarantees, the other shareholders would be proportionately responsible. The Corporation's share of IAE lease commitments and guarantees is approximately $250 million at December 31, 1994.
  Allowances for possible losses relating to financing activities with commercial airline customers are $373 million and $374 million at December 31, 1994 and 1993, respectively.

5   INVENTORIES AND CONTRACTS IN PROGRESS
Inventories and contracts in progress consist of the following:

In Millions of Dollars                                      1994          1993
-------------------------------------------------------------------------------
Inventories                                              $ 3,357       $ 3,629
Elevator and escalator contracts in progress               1,023         1,006
-------------------------------------------------------------------------------
                                                           4,380         4,635
Less:
  Progress payments, secured by lien, on
    United States Government contracts                      (204)         (347)
  Billings on contracts in progress                       (1,221)       (1,135)
-------------------------------------------------------------------------------
                                                         $ 2,955       $ 3,153
===============================================================================

  The methods of accounting followed by the Corporation do not permit classification of inventories by categories of finished goods, work in process and raw materials. The Corporation's sales contracts in many cases are long-term contracts expected to be performed over periods exceeding twelve months. At December 31, 1994 and 1993, approximately 58% of the total inventories and contracts in progress has been acquired or manufactured under such long-term contracts. It is impracticable for the Corporation to determine the amounts of inventory scheduled for delivery under long-term contracts within the next twelve months.
  A substantial portion of the Corporation's inventories in its Carrier and Automotive businesses is valued under the LIFO method. If these inventories had been valued under the first-in, first-out method, they would have been higher by $138 million at December 31, 1994 ($137 million at December 31, 1993).

6   FIXED ASSETS
Fixed assets consist of the following:

In Millions of Dollars                                      1994          1993
-------------------------------------------------------------------------------
   Land                                                 $    164      $    158
   Buildings and improvements                              2,988         2,754
   Machinery, tools and equipment                          6,690         6,427
   Under construction                                        351           457
-------------------------------------------------------------------------------
                                                          10,193         9,796
   Accumulated depreciation                               (5,661)       (5,231)
-------------------------------------------------------------------------------
                                                        $  4,532      $  4,565
===============================================================================

  Depreciation expense was $793 in 1994 and $777 million in 1993 and 1992.

7   OTHER ASSETS
Other assets consist of the following:

In Millions of Dollars                                      1994          1993
-------------------------------------------------------------------------------
Goodwill (net of accumulated amortization
  of $300 and $254)                                       $  582        $  544
Receivables due after one year                               227           239
Investments                                                  204           218
Prepaid pension costs and other                              637           734
-------------------------------------------------------------------------------
                                                          $1,650        $1,735
===============================================================================

  Current and long-term accounts receivable at December 31, 1994 and 1993 include approximately $96 million and $105 million, respectively, representing retainage under contract provisions and amounts which are not presently billable because of lack of funding, final prices or contractual documents under government contracts or for other reasons. These items are expected to be collected in the normal course of business.

8   ACCRUED LIABILITIES
Accrued liabilities consist of the following:

In Millions of Dollars                                    1994            1993
-------------------------------------------------------------------------------
Accrued salaries, wages and employee benefits           $  938          $  912
Service and warranty accruals                              519             567
Advances on sales contracts                                608             561
Income taxes payable                                       445             314
Accrued restructuring costs                                107             245
Other                                                    1,454           1,486
-------------------------------------------------------------------------------
                                                        $4,071          $4,085
===============================================================================

9   BORROWINGS AND LINES OF CREDIT
Short-term borrowings consist of the following:

In Millions of Dollars                                    1994            1993
-------------------------------------------------------------------------------
Foreign bank borrowings                                   $243            $204
Commercial paper and notes                                 159             576
-------------------------------------------------------------------------------
                                                          $402            $780
===============================================================================

  The weighted-average interest rates applicable to short-term borrowings outstanding at December 31, 1994 and 1993 were 8.5% and 5.4%, respectively.
  At December 31, 1994, the Corporation had credit commitments from banks totaling $1.1 billion under a Revolving Credit Agreement. The agreement provides for borrowings at prevailing interest rates up to the prime rate. The expiration date for the agreement is September 30, 1999 with a facility fee of .1% per year on the aggregate commitment. There were no borrowings under Revolving Credit Agreements during the two years ended December 31, 1994.
  Principal payments required on long-term debt for the next five years are $156 million in 1995, $120 million in 1996, $185 million in 1997, $83 million in 1998 and $268 million in 1999. Long-term debt consists of the following:

                                     1994 Debt           In Millions of Dollars
                          -----------------------------  ----------------------
                          Weighted Average
Type of Issue                Interest Rate     Maturity        1994       1993
-------------------------------------------------------------------------------
Denominated in U.S. Dollars:
  Notes and other debt               7.5%     1995-2021      $1,025     $1,091
Denominated in foreign currency:
  Notes and other debt               8.5%     1995-2030          42         95
Capital lease obligations            9.3%     1995-2029         457        440
ESOP debt guarantee                  7.5%     1995-2009         517        553
-------------------------------------------------------------------------------
                                                              2,041      2,179
Less: long-term debt currently due                              156        240
-------------------------------------------------------------------------------
                                                             $1,885     $1,939
===============================================================================

  The Corporation enters into interest rate contracts to decrease funding costs by managing the relative proportion of fixed and floating rate debt, to diversify sources of funding and to manage the scheduled maturities of debt.
  At December 31, 1994, the Corporation had $621 million of interest rate contracts which swap fixed interest rates for floating rates. At December 31, 1993, the Corporation had $630 million of interest rate contracts which swap fixed rates for floating rates and $75 million of contracts which swap floating rates for fixed rates. The expiration dates of the various contracts are tied to scheduled debt and capital lease obligation payment dates and extend to 2002. At December 31, 1994 and 1993, the Corporation had a $100 million outstanding option which gives the counterparty the right to receive a fixed rate and pay a floating rate, from the exercise date in 1996 to the maturity date in 1999. This option mirrors the call provision in one of the Corporation's outstanding debt issues and effectively fixes the interest rate to the stated final maturity of the related debt.
  The percentage of total debt at floating interest rates after taking effect of the interest rate contracts is 42% and 47% at December 31, 1994 and 1993, respectively. The weighted average interest rates on long-term debt presented above include the effect of interest rate swap agreements.

CAPITALIZED INTEREST: During 1994, the Corporation and its consolidated subsidiaries capitalized $19 million ($29 million in 1993 and $52 million in 1992) of interest, to be depreciated over the lives of the related fixed assets.

10   TAXES ON INCOME
Significant components of income taxes (benefits) for each year are as follows:

In Millions of Dollars                        1994          1993          1992
-------------------------------------------------------------------------------
Current:
  United States:
    Federal                                  $ 112         $   6         $(145)
    State                                       25            22             9
  Foreign                                      351           226           263
-------------------------------------------------------------------------------
                                               488           254           127
-------------------------------------------------------------------------------
Future:
  United States:
    Federal                                   (133)            4           (19)
    State                                        2            22           (44)
  Foreign                                        1            27           (24)
-------------------------------------------------------------------------------
                                              (130)           53           (87)
-------------------------------------------------------------------------------
                                               358           307            40
Benefits attributable to items
  credited to equity and goodwill               26            29            37
-------------------------------------------------------------------------------
                                             $ 384         $ 336         $  77
===============================================================================

  As discussed in Note 2, the Corporation adopted FAS 109 as of January 1, 1992, and the cumulative effect of this change is reported in the 1992 Consolidated Statement of Operations.
  Future income taxes represent the tax effects of transactions which are reported in different periods for financial and tax reporting purposes. These differences consist of temporary differences, which are the tax effects of differences between the tax and financial reporting balance sheets, and tax carryforwards. The tax effects of temporary differences and carryforwards which gave rise to future income tax benefits and payables at December 31, 1994 and 1993 are as follows:

In Millions of Dollars                                      1994          1993
-------------------------------------------------------------------------------
Future income tax benefits:
  Inventories and contracts                               $  443        $  393
  Fixed assets                                              (211)         (228)
  Insurance and employee benefits                            604           554
  Warranty liability                                         217           286
  Environmental and restructuring liabilities                258           377
  Other items, net                                           193            81
  Tax loss carryforwards                                     153           173
  Tax credit carryforwards                                   221           153
  Valuation allowance                                       (355)         (297)
-------------------------------------------------------------------------------
                                                          $1,523        $1,492
===============================================================================
Future income taxes payable:
  Insurance and employee benefits                         $   37        $   42
  Fixed assets                                               117           125
  Other items, net                                            62            43
-------------------------------------------------------------------------------
                                                          $  216        $  210
===============================================================================

Current and non-current future income tax benefits and payables within the same tax jurisdiction are offset for presentation in the Consolidated Balance Sheet. Valuation allowances have been established for tax credit and tax loss carryforwards to reduce the future income tax benefits to amounts expected to be realized. Federal loss carryforwards arise from business acquisitions with significant restrictions as to their future realization and consequently are fully reserved.
  The sources of income (loss) before income taxes and minority interests were:

In Millions of Dollars                        1994          1993          1992
-------------------------------------------------------------------------------
United States                               $  244         $291          $(374)
Foreign                                        832          618            574
-------------------------------------------------------------------------------
                                            $1,076         $909          $ 200
===============================================================================

  United States income taxes have not been provided on undistributed earnings of international subsidiaries. The Corporation's intention is to reinvest these earnings permanently or to repatriate the earnings only when it is tax effective to do so. Accordingly, the Corporation believes that any United States tax on repatriated earnings would be substantially offset by U.S. foreign tax credits.

  Differences between effective income tax rates and the statutory U.S. federal income tax rates are as follows:

                                             1994           1993          1992
-------------------------------------------------------------------------------
Statutory U.S. federal income
  tax rate                                   35.0%          35.0%         34.0%
State and local income taxes,
  net of federal tax benefit                  1.8            3.4          (9.6)
Varying tax rates of consolidated
  subsidiaries (including Foreign
  Sales Corporation)                         (4.7)          (1.0)         (5.7)
Amortization of excess purchase
  accounting and goodwill
  adjustments, without tax effect             0.6            0.5           3.4
Foreign tax credits                           1.3           (0.4)         15.6
Other                                         1.7           (0.5)          0.7
-------------------------------------------------------------------------------
Effective income tax rates                   35.7%          37.0%         38.4%
===============================================================================

  Tax credit carryforwards at December 31, 1994 are $221 million and expire as follows: $27 million in 1998, $15 million in 1999 and $179 over an indefinite carryforward period. Tax loss carryforwards at December 31, 1994 are $1,314 million and expire as follows:

In Millions of Dollars                Federal         State           Foreign
-------------------------------------------------------------------------------
1995-1999                               $  --          $686               $82
2000-2004                                  31           142                 2
2005-2009                                  --           306                --
Indefinite                                 --            --                65
-------------------------------------------------------------------------------

11   EMPLOYEE BENEFIT PLANS
EMPLOYEE PENSION BENEFITS: The Corporation and its domestic subsidiaries have a number of defined benefit pension plans covering substantially all U.S. employees. Plan benefits are generally based on years of service and the employee's compensation during the last several years of employment. The Corporation's funding policy is based on an actuarially determined cost method allowable under Internal Revenue Service regulations. The funds are invested either in various securities by trustees or in insurance annuity contracts. Certain foreign subsidiaries have defined benefit pension plans or severance indemnity plans covering their employees.
  In addition to the defined benefit plans covering U.S. and foreign employees discussed above, the Corporation makes contributions to multiemployer plans (predominantly defined benefit plans) covering certain employees in some of its U.S. operations.
  Summarized below are the components of pension expense for defined benefit plans and multiemployer plans:

In Millions of Dollars                        1994          1993          1992
-------------------------------------------------------------------------------
Defined benefit plans:
Service expense                              $ 192       $   204         $ 195
Interest expense                               586           573           551
Actual return on assets                       (193)       (1,024)         (286)
Net amortization and deferral
  of actuarial gains (losses)                 (506)          305          (433)
-------------------------------------------------------------------------------
Pension expense                              $  79       $    58         $  27
===============================================================================
Pension expense of multiemployer plans       $  21       $    19         $  17
-------------------------------------------------------------------------------

  The following table summarizes the funded status of the defined benefit pension plans:

                                                                          December 31, 1994               December 31, 1993
                                                                   -----------------------------   -----------------------------
                                                                   Assets Exceed     Accumulated   Assets Exceed     Accumulated
                                                                     Accumulated        Benefits     Accumulated        Benefits
In Millions of Dollars                                                  Benefits   Exceed Assets        Benefits   Exceed Assets
-----------------------------------------------------------------------------------------------------------------------------------
Actuarial present value of benefit obligations:
  Vested                                                                  $4,536          $1,619          $4,894          $1,702
  Nonvested                                                                  557             107             615             128
-----------------------------------------------------------------------------------------------------------------------------------
  Accumulated benefit obligation                                           5,093           1,726           5,509           1,830
  Effect of projected future salary increases                                830              87             834             106
-----------------------------------------------------------------------------------------------------------------------------------
Projected benefit obligation for services rendered to date                 5,923           1,813           6,343           1,936
Plan assets available for benefits                                         5,786           1,443           5,937           1,532
-----------------------------------------------------------------------------------------------------------------------------------
Projected benefit obligation in excess of plan assets                       (137)           (370)           (406)           (404)
Unrecognized net loss (gain)                                                 321             127             609             195
Unrecognized prior service cost                                               49             126              58             128
Unrecognized net (asset) obligation at transition                            (93)            (21)           (112)            (25)
Additional minimum liability recognized                                       --            (163)             --            (207)
-----------------------------------------------------------------------------------------------------------------------------------
Pension asset (liability) included in the Consolidated Balance Sheet      $  140          $ (301)         $  149          $ (313)
===================================================================================================================================

  The pension funds are valued at September 30 of the respective years in the table above. Major assumptions used in the accounting for the defined benefit pension plans are shown in the following table as weighted averages.

                                                        December 31,
                                              1994          1993          1992
-------------------------------------------------------------------------------
Discount rate                                 8.3%          7.3%          8.1%
Salary scale                                  4.9%          5.1%          5.2%
Expected return on assets                     9.7%          9.7%         10.5%
-------------------------------------------------------------------------------

  In accordance with the provisions of FAS 87, the Corporation was required to record an additional minimum pension liability at December 31, 1994 and 1993. This amount represents the excess of the accumulated benefit obligations over the fair value of plan assets and accrued pension liabilities. The liabilities have been offset by intangible assets to the extent possible. Because the asset recognized may not exceed the amount of unrecognized prior service cost, the balance of the liability at the end of each period is reported as a separate reduction to shareowners' equity, net of tax benefits.
  Amounts are summarized as follows:

                                                               December 31,
In Millions of Dollars                                      1994          1993
-------------------------------------------------------------------------------
Intangible assets                                           $130          $142
Reduction of shareowners' equity                              20            39
Tax benefits                                                  13            26
-------------------------------------------------------------------------------
Additional minimum liability                                $163          $207
===============================================================================

EMPLOYEE HEALTH CARE AND INSURANCE BENEFITS: As discussed in Note 2, the Corporation adopted FAS 106 as of January 1, 1992.
  Substantially all domestic full-time employees who retire from the Corporation between age 55 and age 65, and certain foreign employees, are eligible to receive postretirement health care and life insurance benefits under various plans. Certain of these plans which were revised during 1993 call for defined dollar benefits. Other plans are contributory defined benefit plans and include certain cost sharing features such as deductibles and co-payments. These benefits are generally funded on a pay-as-you-go basis. Certain retired employees of businesses acquired by the company are covered under other health care plans that differ from current plans in coverage, deductibles, and retiree contributions.
  Summary information on the Corporation's plans is as follows:

                                                               December 31,
In Millions of Dollars                                      1994          1993
-------------------------------------------------------------------------------
Accumulated postretirement benefit
  obligation (APBO):
    Retirees                                                $517          $505
    Fully eligible, active participants                       27            32
    Other active participants                                244           341
-------------------------------------------------------------------------------
                                                             788           878
Less: plan assets at fair value                               85           107
-------------------------------------------------------------------------------
Postretirement benefit obligation in
  excess of plan assets                                      703           771
Unrecognized net gain (loss)                                  18           (73)
Unrecognized net reduction in prior
  service expense                                            210           222
-------------------------------------------------------------------------------
Accrued postretirement benefit liability                    $931          $920
===============================================================================

  The components of postretirement benefit expense are as follows:

In Millions of Dollars                        1994          1993          1992
-------------------------------------------------------------------------------
Service expense                               $ 12          $ 17          $ 35
Interest expense                                60            65            80
Actual return on plan assets                    (7)           (7)          (10)
Net amortization and deferral of
  actuarial (gains) losses                     (17)          (17)           --
-------------------------------------------------------------------------------
Net postretirement benefit expense            $ 48          $ 58          $105
===============================================================================

  The following assumptions are used to project changes in the accumulated postretirement benefit obligation and plan assets:

                                                        December 31,
                                              1994          1993          1992
-------------------------------------------------------------------------------
Discount rate                                 8.4%          7.4%          8.1%
Expected return on assets                     8.5%          8.5%          8.4%
-------------------------------------------------------------------------------

  The assumed health care cost trend rate used in measuring the accumulated postretirement benefit obligation was 13.75% in 1994, declining by .75% per year to an ultimate rate of 8.25%.
  If the health care cost trend rate assumptions were increased by 1% per year, the APBO as of December 31, 1994 would be increased by approximately 5%. The effect of this change on the sum of the service expense and interest expense components of the postretirement benefit expense for 1994 would be an increase of 6%.

CURTAILMENT: During 1994 and 1993, the Corporation recognized net pension and postretirement benefit curtailment losses of $7 million and $56 million, respectively. These losses resulted from the net increase in the Corporation's benefit obligation for pension and postretirement benefits for certain employees affected by workforce reductions at several operating units and from enhanced early retirement benefits.

EMPLOYEE SAVINGS PLANS: In 1989, the Corporation established an Employee Stock Ownership Plan (ESOP) to fund the Corporation's match of employee contributions within its savings plan covering substantially all nonunion domestic employees. At that time, the Corporation's Board of Directors authorized 20,000,000 shares of Series A ESOP Convertible Preferred Stock (ESOP Preferred Stock), par value $1.00 per share, having a $4.80 dividend per year. Each share is convertible into one share of Common Stock and has a guaranteed value of $65. Because of the guaranteed value, the ESOP Preferred Stock is classified outside of permanent equity in the Consolidated Balance Sheet. The ESOP Preferred Stock is currently redeemable, at the option of the Corporation, at a price of $67.40 per share plus accrued and unpaid dividends.
  Since its inception, the ESOP has purchased approximately 14.5 million shares of Preferred Stock to fulfill the Corporation's current and estimated future matching requirements. External borrowing, guaranteed by the Corporation, was obtained for a portion of the share purchases and is reported as debt on the Consolidated Balance Sheet. Shares of ESOP Preferred Stock are committed to each employee based upon fair value at the date earned. To the extent that shares are not sufficient to fulfill the matching commitment, the Corporation must contribute additional ESOP Preferred Stock, Common Stock or cash. The ESOP compensation expense is equal to the Corporation's matching requirement. At December 31, 1994, 5.1 million shares had been committed to employees, leaving
8.5 million uncommitted shares in the ESOP trust.
  Shares committed to employees generally may not be withdrawn until the employee's termination, disability, retirement or death. Upon withdrawal, shares of the ESOP Preferred Stock must be converted into the Corporation's Common Stock or, if the value of the Common Stock is less than the guaranteed value of the ESOP Preferred Stock, the Corporation must repurchase the shares at their guaranteed value.
  The Corporation is required to contribute sufficient funds, when combined with dividends paid on the ESOP Preferred Stock, to meet ESOP's debt service requirements. Before the change in ESOP accounting in 1994, contributions to the ESOP together with the value of additional ESOP Preferred Stock necessary to satisfy the savings plan matching requirement were charged to expense.
  The Corporation and a number of its subsidiaries have additional savings plans in which a portion of employee contributions is matched in cash by the employer. The amount expensed related to all savings plans totaled $84 million, $77 million and $77 million for 1994, 1993 and 1992, respectively.

LONG-TERM INCENTIVE PLAN: The Corporation has a Long-Term Incentive Plan (1989
Plan) under which shares of Common Stock may be sold or awarded to officers and key employees. This plan essentially superceded all previous plans.
  The 1989 Plan authorizes various types of market-based incentive and performance-based awards. The exercise price of a stock option, as set at the time of the grant, will not be less than the fair market value of the shares on the date of grant. The maximum number of shares which may be utilized for awards granted during a given calendar year may not exceed 2% of the aggregate shares of Common Stock, common stock equivalents and treasury shares for the preceding fiscal year.
  At December 31, 1994, stock options for 5,110,132 shares of Common Stock were exercisable at an average price of $47.18 per share.
  A summary of the transactions under all Plans for the three years ended December 31 follows:

                                           Stock Options
                                    -------------------------
                                                      Average  Other Incentive
                                       Shares           Price           Awards
-------------------------------------------------------------------------------
Outstanding - December 31, 1991     8,703,372          $44.03          684,561
              Granted               1,618,726          $50.28          640,595
              Exercised/earned     (1,698,513)         $38.26         (468,209)
              Cancelled              (179,832)         $48.49         (266,622)
-------------------------------------------------------------------------------
Outstanding - December 31, 1992     8,443,753          $46.30          590,325
              Granted               1,395,273          $47.36          438,865
              Exercised/earned     (2,103,123)         $44.62         (338,681)
              Cancelled              (180,846)         $48.21          (74,017)
-------------------------------------------------------------------------------
Outstanding - December 31, 1993     7,555,057          $46.92          616,492
              Granted               2,187,250          $65.93               --
              Exercised/earned     (1,559,085)         $45.17         (493,388)
              Cancelled               (87,086)         $58.04          (49,029)
-------------------------------------------------------------------------------
Outstanding - December 31, 1994     8,096,136          $52.27           74,075
===============================================================================

12   FOREIGN EXCHANGE
The Corporation conducts business in many different currencies and, accordingly, has risk associated with foreign exchange rate movements. The financial position and results of operations of substantially all of the Corporation's significant foreign subsidiaries are measured using the local currency as the functional currency. The aggregate effects of translating the financial statements of these subsidiaries are deferred as a separate component of shareowners' equity. The Corporation had foreign currency net asset exposures in more than forty currencies, aggregating $2.2 billion and $2.1 billion at December 31, 1994 and 1993, respectively. The primary foreign currency net asset exposures, each five percent or more of the Corporation's shareowners' equity, are set forth below:

In Millions of Dollars                                      1994          1993
-------------------------------------------------------------------------------
Currency:
  Canadian dollar                                           $625          $590
  French franc                                               215           285
  Japanese yen                                               190           165
-------------------------------------------------------------------------------

  It has been the Corporation's policy to hedge a portion of the impact of fluctuations in foreign currency exchange rates associated with these foreign investments. During 1994 the Corporation substantially changed this policy and generally will not hedge foreign net assets exposures. Certain hedge contracts from the prior policy are still outstanding and may be held until their scheduled maturity. At December 31, 1994 and 1993, the Corporation had $469 million and $667 million notional principal amount of outstanding currency swaps and forward exchange contracts to hedge its foreign net asset exposures. These foreign currency hedges mature ratably over the period 1995 - 2001.
  Foreign currency commitment and transaction exposures are managed at the operating unit level as an integral part of the business. To the extent that foreign currency exposures cannot be offset or managed to an insignificant amount, then it is the Corporation's policy to hedge these residual foreign currency commitment and transaction exposure. These hedges are executed by authorized management at the operating units and are scheduled to mature coincident with the timing of the underlying foreign currency commitments and transactions. Certain of these hedges involve the exchange of two foreign currencies according to local needs at foreign operations. Transactions that are hedged include foreign currency denominated receivables and payables on the balance sheet, firm purchase orders and firm sales commitments.
  At December 31, 1994, and 1993, the Corporation had the following amounts related to forward foreign exchange contracts hedging foreign currency transaction and firm commitment exposures:

In Millions of Dollars                                      1994          1993
-------------------------------------------------------------------------------
Notional amount:
  Buy contracts                                           $1,909        $1,252
  Sell contracts                                             485           379
-------------------------------------------------------------------------------
Gains and losses explicitly deferred as
  a result of hedging firm commitments:
    Gains deferred                                        $    6        $    7
    Losses deferred                                          (25)          (17)
-------------------------------------------------------------------------------
                                                          $  (19)       $  (10)
===============================================================================

  The deferred gains and losses are expected to be recognized in income over the next two years as these transactions are realized.

13   FINANCIAL INSTRUMENTS
The Corporation operates internationally and, in the normal course of business, is exposed to continuous fluctuations in interest rates and changes in currency values. These fluctuations can increase the cost of financing, investing, and operating the business. The Corporation manages this risk to acceptable limits through the use of derivatives to create offsetting positions in foreign currency and interest rate markets. The Corporation does not hold or issue derivative financial instruments for trading purposes, and is not party to leveraged derivatives.
  The notional amounts of derivative contracts are presented in the applicable note to which the derivatives relate. The notional amounts do not represent the amounts exchanged by the parties, and thus are not a measure of the exposure of the Corporation through its use of derivatives. The amounts exchanged by the parties are normally based on the notional amounts and other terms of the derivatives, which relate to interest rates or exchange rates. The value of derivatives is derived from those underlying parameters and changes in the relevant rates or prices.
  By nature, all financial instruments involve risk, generally market risk arising from changes in interest rates or currency exchange rates, and credit risk, the risk that a counterparty will default on an agreed-upon transaction. The Corporation enters into derivative financial instruments with major investment grade financial institutions. The credit exposure is represented by the fair value of contracts with a positive value in the table below.
  The Corporation has policies to monitor its credit risks of counterparties to derivative financial instruments. Pursuant to these policies the Corporation periodically performs mark-to-market valuations of its derivative instruments. Guidelines have been established to avoid the concentration of risk with any single counterparty. Credit risk is assessed prior to entering into transactions and periodically thereafter. The Corporation does not anticipate nonperformance by any of these counterparties.
  The following table presents the carrying amounts and fair values of the Corporation's financial instruments at December 31, 1994 and 1993. FASB Statement No. 107, Disclosures about Fair Value of Financial Instruments, defines the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. Significant differences can arise between the fair value and carrying amount of financial instruments at historic cost.
  The carrying amount and fair value of financial instruments is as follows:

                                        December 31, 1994    December 31, 1993
                                      -------------------  --------------------
                                       Carrying     Fair    Carrying      Fair
In Millions of Dollars                   Amount    Value      Amount     Value
-------------------------------------------------------------------------------
Financial assets:
  Long-term receivables                  $  154   $  136      $  179    $  162
  Customer financing assets                 263      256         548       548
Financial liabilities:
  Short-term borrowings                     402      398         780       771
  Long-term debt                          1,584    1,569       1,739     1,920
Derivative Financial Instruments:
  Customer Financing Interest Rate
    Swaps (Note 4):
    In a receivable position                 --        3          --        --
    In a payable position                     1      (18)          1        15
  Debt Interest Rate Swaps (Note 9):
    In a receivable position                  3       (1)          6        59
    In a payable position                     7        7           7        22
  Forward Exchange Contracts (Note 12):
    In a receivable position                 36       49          11        23
    In a payable position                    37       39          31        30
  Currency Swaps (Note 12):
    In a receivable position                  1       (2)         13         4
    In a payable position                    80       77          36        39
-------------------------------------------------------------------------------

  The following methods and assumptions were used to estimate the fair value of those financial instruments included in the following categories:

CASH AND CASH EQUIVALENTS: The carrying amount approximates fair value because of the short maturity of those instruments.

INVESTMENTS, RECEIVABLES AND CUSTOMER FINANCING ASSETS: The fair values are based on quoted market prices for those or similar instruments. When quoted market prices are not available, an approximation of fair value is based upon projected cash flows discounted at an estimated current market rate of interest.

DEBT: The fair value of the Corporation's debt is estimated based on the quoted market prices for the same or similar issues or on the current rates offered to the Corporation for debt of the same remaining maturities.

INTEREST RATE SWAP AGREEMENTS AND FOREIGN CURRENCY CONTRACTS: The fair value is the estimated amount that the Corporation would receive or pay to terminate the agreements at the reporting date.

FINANCING COMMITMENTS: The Corporation had outstanding financing commitments totaling approximately $1.3 billion at December 31, 1994 and 1993. Risks associated with changes in interest rates are negated by the fact that interest rates are variable during the commitment term and are set at the date of funding based on current market conditions, the fair value of the underlying collateral and the credit worthiness of the customers. As a result, the fair value of these financings is expected to equal the amounts funded. The fair value of the Commitment itself is not readily determinable and is not considered significant. Additional information pertaining to these commitments is included in Note 4.

14   COMMITMENTS AND CONTINGENT LIABILITIES
LEASES
The Corporation and its consolidated subsidiaries occupy space and use certain equipment under lease arrangements. Rent expense in 1994, 1993 and 1992 under such arrangements was $302 million, $344 million and $405 million, respectively. Rental commitments at December 31, 1994 under long-term noncancelable operating leases are as follows (See Note 4 for lease commitments associated with customer financing arrangements):

In Millions of Dollars
---------------------------------------------------------------------
1995                                                            $201
1996                                                             152
1997                                                             109
1998                                                              81
1999                                                              71
After 1999                                                       221
---------------------------------------------------------------------
                                                                $835
=====================================================================

ENVIRONMENTAL
The Corporation's operations are subject to environmental regulation by federal, state, and local authorities in the United States and regulatory authorities with jurisdiction over its foreign operations.
  It is the Corporation's policy to accrue environmental investigatory and remediation costs when it is probable that a liability has been incurred by the Corporation for known sites and the amount of loss can be reasonably estimated. Where no amount within a range of estimates is more likely, the minimum is accrued. Otherwise, the most likely cost to be incurred is accrued. The measurement of the liability is based on an evaluation of currently available facts with respect to each individual site and takes into account factors such as existing technology, presently enacted laws and regulations, and prior experience in remediation of contaminated sites.
  Where the Corporation is not the only party responsible for the remediation of a site, the Corporation considers its likely proportionate share of the anticipated remediation expense in establishing a provision for those costs. Included within the sites known to the Corporation are those sites at which the Corporation has been identified as a potentially responsible party under the Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA" or Superfund). Under the provisions of this statute, the Corporation may be held liable for all costs of environmental remediation without regard to the legality of the Corporation's actions resulting in the contamination. In estimating its liability for remediation, the Corporation considers its likely proportionate share of the anticipated remediation expense and the ability of the other potentially responsible parties to fulfill their obligations.
  Some of the Corporation's liabilities, including certain Superfund liabilities, relate to facilities that were acquired by the Corporation with indemnities from the sellers or former owners. In estimating the potential liability at these sites, the Corporation has considered the indemnification separately from the liability.
  The Corporation has instituted legal proceedings against its insurers seeking insurance coverage for liability to third parties for remediation costs, defense costs, physical loss or damage to the Corporation's property, and related costs. Settlements to date, which have not been material, have been recorded upon receipt. It is expected that one or more of these cases will last several years. Environmental liabilities are not reduced by potential insurance reimbursements.

U.S. GOVERNMENT
The Corporation is now and believes that, in light of the current government contracting environment, it will be the subject of one or more government investigations. If the Corporation or one of its business units were charged with wrongdoing as a result of any of these investigations, the Corporation or one of its business units could be suspended from bidding on or receiving awards of new government contracts pending the completion of legal proceedings. If convicted or found liable, the Corporation could be fined and debarred from new government contracting for a period generally not to exceed three years. Any contracts found to be tainted by fraud could be voided by the Government.
  The Corporation's contracts with the U.S. Government are also subject to audits. Like many defense contractors, the Corporation has received audit reports which recommend that certain contract prices should be reduced to comply with various government regulations. Some of these audit reports involve substantial amounts. The Corporation has made voluntary refunds in those cases it believes appropriate.

OTHER
The Corporation extends performance and operating cost guarantees, which are beyond its normal warranty and service policies, for extended periods on some of its products, particularly commercial aircraft engines. Liability under such guarantees is contingent upon future product performance and durability. The Corporation has accrued its estimated liability that may result under these guarantees.
  The Corporation also has other commitments and contingent liabilities related to legal proceedings and matters arising out of the normal course of business.
  The Corporation has accrued its liability for environmental investigation and remediation, performance guarantees, and other litigation and claims based on management's estimate of the probable outcome of these matters. While it is possible that the outcome of these matters may differ from the recorded liability, management believes that resolution of these matters will not have a material adverse effect upon either results of operations, cash flows, or financial position of the Corporation.

15   BUSINESS SEGMENT FINANCIAL DATA
The Corporation and its subsidiaries design, develop, manufacture and sell high-technology products, classified in five principal industry segments or lines of business.
  Otis products include elevators and escalators, substantial service, maintenance and spare parts sold to a diversified international customer base in commercial real estate development.
  Carrier products include air conditioning equipment, substantial service, maintenance and spare parts sold to a diversified international customer base in commercial and residential real estate development.
  Automotive products include electrical wiring systems, electromechanical and hydraulic devices, electric motors, car and truck interior trim components, steering wheels, instrument panels and other products for the automotive industry principally in North America and Europe.
  Pratt & Whitney products are principally aircraft engines and substantial spare parts sold to a diversified customer base including international and domestic commercial airlines and aircraft leasing companies, aircraft manufacturers, regional and commuter airlines, and U.S. and non-U.S. governments. Pratt & Whitney also produces modified aircraft engines which are used for electrical power generation and other applications.
  The Flight Systems segment includes Sikorsky Aircraft and Hamilton Standard, as well as Norden Systems through May 31, 1994. Sikorsky Aircraft products include helicopters and spare parts sold primarily to U.S. and non-U.S. governments. Hamilton Standard products include propellers, rocket motors, and fuel and environmental control systems sold primarily to U.S. and non-U.S. governments, aerospace and defense prime contractors, and airframe and jet engine manufacturers. Hamilton Standard products also include fuel cells sold primarily to commercial manufacturers. Norden Systems products include cockpit and integrated display systems sold primarily to the U.S. government.
  Business segment information for the three years ended December 31, 1994 appears in the Consolidated Summary of Business Segment Financial Data on pages 43 through 45.

CONSOLIDATED SUMMARY OF BUSINESS SEGMENT        UNITED TECHNOLOGIES CORPORATION
FINANCIAL DATA
Industry Segments
                                                  Years Ended December 31,
In Millions of Dollars                        1994          1993          1992
-------------------------------------------------------------------------------
REVENUES
Otis                                      $  4,644      $  4,418      $  4,512
Carrier                                      4,919         4,480         4,328
Automotive                                   2,683         2,378         2,370
Pratt & Whitney                              5,846         6,317         7,393
Flight Systems                               3,218         3,555         3,546
Corporate items and eliminations              (113)          (67)         (117)
-------------------------------------------------------------------------------
Consolidated revenues                     $ 21,197      $ 21,081      $ 22,032
===============================================================================
OPERATING PROFITS (LOSSES)
Otis                                      $    421      $    377      $    313
Carrier                                        278           226           152
Automotive                                     182           148           118
Pratt & Whitney                                380           186          (262)
Flight Systems                                 282           355           249
Eliminations                                     1             1             1
-------------------------------------------------------------------------------
Operating profits                            1,544         1,293           571
Financing revenues and other income,
  less other deductions                        (17)           36            22
Interest expense                              (275)         (251)         (282)
General corporate expenses                    (176)         (169)         (111)
-------------------------------------------------------------------------------
Consolidated income before income
  taxes and minority interests            $  1,076      $    909      $    200
===============================================================================
IDENTIFIABLE ASSETS
Otis                                      $  2,068      $  1,689      $  1,821
Carrier                                      2,776         2,639         2,616
Automotive                                   1,818         1,548         1,527
Pratt & Whitney                              4,221         4,437         4,697
Flight Systems                               1,720         1,844         1,956
General corporate assets and other           3,021         3,461         3,311
-------------------------------------------------------------------------------
Consolidated total assets                 $ 15,624      $ 15,618      $ 15,928
===============================================================================
CAPITAL EXPENDITURES
Otis                                      $    101      $    124      $    139
Carrier                                        134           176           175
Automotive                                     151           141           135
Pratt & Whitney                                226           256           284
Flight Systems                                 130           135           149
General corporate assets and other              17            14            38
-------------------------------------------------------------------------------
Consolidated capital expenditures         $    759      $    846      $    920
===============================================================================

See accompanying Notes to Consolidated Summary of Business Segment
  Financial Data

CONSOLIDATED SUMMARY OF BUSINESS SEGMENT        UNITED TECHNOLOGIES CORPORATION
FINANCIAL DATA
Geographic Areas
                                                  Years Ended December 31,
In Millions of Dollars                        1994          1993          1992
-------------------------------------------------------------------------------
REVENUES
United States operations                   $13,384       $13,786       $14,323
International operations:
  Europe                                     4,119         3,988         4,543
  Asia Pacific                               2,415         2,094         1,715
  Other (primarily Canada and
    Latin America)                           2,069         2,064         2,424
Corporate items and eliminations              (790)         (851)         (973)
-------------------------------------------------------------------------------
Consolidated revenues                      $21,197       $21,081       $22,032
===============================================================================
OPERATING PROFITS (LOSSES)
United States operations                   $   746       $   619       $  (136)
International operations:
  Europe                                       399           348           443
  Asia Pacific                                 200           177           126
  Other (primarily Canada and
    Latin America)                             204           156           146
Eliminations                                    (5)           (7)           (8)
-------------------------------------------------------------------------------
Operating profits                            1,544         1,293           571
Financing revenues and other income,
  less other deductions                        (17)           36            22
Interest expense                              (275)         (251)         (282)
General corporate expenses                    (176)         (169)         (111)
-------------------------------------------------------------------------------
Consolidated income before income taxes
  and minority interests                   $ 1,076       $   909       $   200
===============================================================================
IDENTIFIABLE ASSETS
United States operations                   $ 7,912       $ 7,849       $ 8,108
International operations:
  Europe                                     2,199         1,839         2,238
  Asia Pacific                               1,524         1,397         1,211
  Other (primarily Canada and
    Latin America)                           1,022         1,123         1,100
General corporate assets and other           2,967         3,410         3,271
-------------------------------------------------------------------------------
Consolidated total assets                  $15,624       $15,618       $15,928
===============================================================================

See accompanying Notes to Consolidated Summary of Business Segment
  Financial Data

NOTES TO CONSOLIDATED SUMMARY OF BUSINESS SEGMENT
FINANCIAL DATA

REVENUES: Revenues by industry segment and geographic area include intersegment sales and transfers between geographic areas. Generally, such sales and transfers are made at prices approximating those which the selling or transferring entity is able to obtain on sales of similar products to unaffiliated customers.
  Revenues include sales under prime contracts and subcontracts to the U.S. Government, for the most part Pratt & Whitney and Flight Systems products, as follows:

In Millions of Dollars                       1994          1993          1992
-------------------------------------------------------------------------------
Pratt & Whitney                            $1,830        $1,930        $2,399
Flight Systems                              1,948         2,042         2,122
-------------------------------------------------------------------------------

  Revenues from United States operations include export sales as follows:

In Millions of Dollars                       1994          1993          1992
-------------------------------------------------------------------------------
Europe                                     $  737        $  932        $1,114
Asia Pacific                                1,772         1,677         1,696
Other (primarily Canada
  and Latin America)                          599           894           641
-------------------------------------------------------------------------------
                                           $3,108        $3,503        $3,451
===============================================================================

  Export sales include direct sales to commercial customers outside the United States and sales to the U.S. Government, commercial and affiliated customers which are known to be for resale to customers outside the United States.

OPERATING PROFITS: The Corporation changed its presentation of general corporate expenses in 1993 to reflect in each segment's results only those expenses which directly benefit the segment. As required by generally accepted accounting principles, 1992 operating profits have not been restated for the 1993 change in presentation.

IDENTIFIABLE ASSETS: Identifiable assets are those which are specifically identified with the industry segments and geographic areas in which operations are conducted. General corporate assets consist principally of short-term cash investments, customer financing subsidiaries, future income tax benefits, and investments in other companies.
  Depreciation and amortization charges are as follows:

In Millions of Dollars                       1994          1993          1992
-------------------------------------------------------------------------------
Otis                                         $103          $ 97          $ 92
Carrier                                       136           132           132
Automotive                                    106            96            94
Pratt & Whitney                               323           320           344
Flight Systems                                140           141           146
-------------------------------------------------------------------------------

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

SELECTED QUARTERLY FINANCIAL DATA                                                       UNITED TECHNOLOGIES CORPORATION
                                                                          Quarter Ended
                                                         --------------------------------------------------------------
In Millions of Dollars (except per share amounts)        March 31     June 30    September 30    December 31
-----------------------------------------------------------------------------------------------------------------------
1994
Sales                                                      $4,745      $5,306          $5,135         $5,615
=======================================================================================================================
Gross profit                                                1,010       1,104           1,124          1,231
=======================================================================================================================
Net income as originally reported                             106         172             194            165
    Effect of restatement for accounting principle change     (39)         (7)             (6)            --
-----------------------------------------------------------------------------------------------------------------------
Net income                                                     67         165             188            165
=======================================================================================================================
Primary earnings per share as originally reported            0.73        1.25            1.43           1.26
    Effect of restatement for accounting principle change   (0.23)      (0.02)          (0.02)            --
-----------------------------------------------------------------------------------------------------------------------
Primary earnings per share                                   0.50        1.23            1.41           1.26
=======================================================================================================================
Fully diluted earnings per share as originally reported      0.71        1.18            1.35           1.26
    Effect of restatement for accounting principle change   (0.21)       0.05            0.06             --
-----------------------------------------------------------------------------------------------------------------------
Fully diluted earnings per share                           $ 0.50      $ 1.23          $ 1.41         $  1.26
=======================================================================================================================

1993
-----------------------------------------------------------------------------------------------------------------------
Sales                                                      $4,725      $5,508          $5,056         $5,447
Gross profit                                                  976       1,188           1,142          1,193
Net income                                                     64         130             157            136
Earnings per share - primary                                  .43         .95            1.16            .98
                   - fully diluted                            .42         .89            1.08            .92
-----------------------------------------------------------------------------------------------------------------------

The effect of the restatement for the accounting principle change appears in Note 2 on page 32 of this Annual Report.

COMPARATIVE STOCK DATA                                 1994                                      1993
----------------------------------------------------------------------------        -----------------------------------
Common Stock                               High        Low        Dividend           High        Low         Dividend
  First Quarter                             72         58            $.45             49 7/8     43 3/4         $.45
  Second Quarter                            68 1/4     60 3/4         .45             55 7/8     46 1/4          .45
  Third Quarter                             67 3/4     59 3/4         .50             59 3/8     51 1/2          .45
  Fourth Quarter                            64 1/2     55             .50             66 1/8     56 1/2          .45
-----------------------------------------------------------------------------------------------------------------------

The Corporation's Common Stock is listed on the New York Stock Exchange. The high and low prices are based on the
Composite Tape of the New York Stock Exchange. There were 28,000 common shareowners of record at December 31, 1994.