Form 10-K, Exhibit 13
period 1995-12-31
UNITED TECHNOLOGIES CORP /DE/
filed 1996-03-28
CIK 101829

                                                                      EXHIBIT 13

                            FINANCIAL
                             SECTION

                               19
                        FIVE YEAR SUMMARY

                               20
                          MANAGEMENT'S
                     DISCUSSION AND ANALYSIS

                               28
                          MANAGEMENT'S
                       RESPONSIBILITY FOR
                      FINANCIAL STATEMENTS

                               28
                      REPORT OF INDEPENDENT
                           ACCOUNTANTS

                               29
                           CONSOLIDATED
                       FINANCIAL STATEMENTS
                            AND NOTES

                               46
                        SELECTED QUARTERLY
                          FINANCIAL DATA

                               46
                        COMPARATIVE STOCK
                              DATA

                                                        FIVE YEAR SUMMARY


In Millions of Dollars (except per share amounts)              1995           1994           1993           1992           1991
---------------------------------------------------------------------------------------------------------------------------------
FOR THE YEAR
Sales                                                      $ 22,624       $ 20,801       $ 20,736       $ 21,641       $ 20,840
Research and development                                        963            978          1,137          1,221          1,133
Net income (loss) before cumulative effect
   of accounting principle changes                              750            585            487             35         (1,021)
Net income (loss)                                               750            585            487           (287)        (1,021)
Earnings (loss) per share before cumulative effect of
   accounting principle changes:
   Primary                                                     5.70           4.40           3.53           (.05)         (8.91)
   Fully diluted                                               5.70           4.40           3.30           (.05)         (8.91)
Earnings (loss) per share:
   Primary                                                     5.70           4.40           3.53          (2.67)         (8.91)
   Fully diluted                                               5.70           4.40           3.30          (2.67)         (8.91)
Cash dividends per common share                                2.05           1.90           1.80           1.80           1.80
Average number of shares of Common Stock
   outstanding (thousands):
   Primary                                                  130,478        131,793        125,997        123,238        121,537
   Fully diluted                                            130,478        131,793        139,614        137,157        136,012
Return on average common shareowners'
   equity, after tax                                          18.6%          15.4%          13.1%         (8.7)%        (20.9)%

AT YEAR END
Net working capital                                        $  2,293       $  1,675       $    786       $  1,064       $  2,354
   Current asset ratio                                     1.3 to 1       1.3 to 1       1.1 to 1       1.2 to 1       1.4 to 1
Total assets                                                 15,958         15,624         15,618         15,928         15,985
Long-term debt, including current portion                     1,747          2,041          2,179          2,769          3,101
Total debt                                                    2,041          2,443          2,959          3,146          3,393
   Debt to total capitalization                                 34%            39%            45%            48%            46%
Net debt (total debt less cash)                               1,141          2,057          2,538          2,792          2,870
   Net debt to total capitalization                             22%            35%            41%            45%            42%
ESOP Preferred Stock, net                                       398            339            176            151            126
Shareowners' equity                                           4,021          3,752          3,598          3,370          3,961
Equity per common share                                       32.94          30.47          28.54          27.23          32.49
Business backlog                                             17,736         18,328         18,414         21,175         20,700
Number of employees:
   United States                                             70,900         75,900         81,700         91,400         98,000
   Europe                                                    40,700         41,500         40,300         40,600         41,800
   Asia Pacific                                              25,600         21,000         15,900         17,300         17,000
   Other                                                     33,400         33,100         30,700         28,700         28,300
   Total                                                    170,600        171,500        168,600        178,000        185,100

Equity per common share is based on shares outstanding at each year end.
See Note 2 of Notes to Consolidated Financial Statements for discussion of 1994 accounting change.
For Pratt and Whitney, backlog is based on the terms of firm orders received and does not include discounts granted directly to airline and other customers.
1991 results include the effect of $1,275 million of restructuring charges.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

MANAGEMENT'S DISCUSSION
AND ANALYSIS OF RESULTS OF
OPERATIONS AND FINANCIAL POSITION
The Corporation's Otis, Carrier and UT Automotive subsidiaries serve customers in the commercial property, residential housing and automotive businesses. Additionally, the Corporation's Pratt & Whitney, Sikorsky and Hamilton Standard businesses serve commercial and government customers in the aerospace industry. See Note 16 of Notes to Consolidated Financial Statements for the operating results of the Corporation's business segments.

BUSINESS ENVIRONMENT
A principal strategic objective of the Corporation has been to expand its business operations overseas to gain market access and to extend global market leadership. Growth has been particularly strong in the Asia Pacific region as the Corporation continues to see the benefits of early investment in this area. As worldwide businesses, the Corporation's operations are affected by global as well as regional economic factors. Revenues from outside the U.S., including U.S. export sales, and as a percentage of consolidated revenues are as follows:


In Millions of
Dollars                1995      1994      1993    1995    1994    1993
-------------------------------------------------------------------------
Europe              $ 4,599   $ 3,975   $ 3,896     20%     19%     18%
Asia Pacific          2,707     2,281     1,935     12%     11%      9%
Other                 2,042     1,825     1,796      9%      8%      9%
U.S. Exports          3,267     3,108     3,503     14%     15%     17%
-------------------------------------------------------------------------
International
   Revenues         $12,615   $11,189   $11,130     55%     53%     53%


        As part of its overseas initiatives, the Corporation has increased its investments in the People's Republic of China (PRC), the former Soviet Union and other emerging nations which carry higher levels of currency, political and economic risks. At December 31, 1995, the Corporation's net investment in any of these countries is less than 3% of consolidated equity. The Corporation's com-bined revenues in the PRC and Hong Kong, including U.S. export sales, were $901 million, $742 million and $566 million in 1995, 1994 and 1993, respectively.

OTIS is the world's largest elevator and escalator manufacturing and service company. Otis' business is impacted by global and regional economic factors, particularly fluctuations in commercial construction which impact new equipment installations, and labor costs which can impact service and maintenance margins on installed elevators and escalators. Additionally, because of the global scope of Otis' business operations (85% of 1995 revenues were outside the U.S.), changes in foreign currency rates affect the translation of Otis' operating results into U.S. dollars for financial reporting purposes.
        While commercial construction starts during 1995 in the U.S. were higher than last year, they remain weak. Commercial vacancy rates in some cities have made modest improvements. In Europe, new equipment sales have been sluggish, but a growing base of service business has enabled Otis to maintain solid performance. Otis continues to benefit from its investment strategy in the Asia Pacific region where, except for Japan, construction activity and economic growth rates remain strong.

CARRIER is the world's largest manufacturer of commercial and residential heat-ing, ventilating and air conditioning (HVAC) systems and equipment. Carrier is also an important supplier of ship container and trailer transportation cooling equipment. With 55% of its sales outside the U.S., Carrier is impacted by commercial and residential construction activity worldwide, as well as changes in foreign currency rates, which impact the translation of Carrier's operating results into U.S. dollars for financial reporting purposes.
        U.S. residential housing starts in 1995 decreased approximately 7% from 1994 after three consecutive years of strong growth. Commercial construction starts in the U.S. are higher than last year, however, they remain historically weak. Construction activity in Europe remained weak.

UT AUTOMOTIVE (UTA) develops and manufactures a wide variety of systems and com-ponents for original equipment manufacturers (OEMs) in the automotive industry. Sales to Ford Motor Company, UTA's largest customer, comprised approximately 40% of UTA's revenues in 1995. UTA also has important relationships with Chrysler Corporation and General Motors Corporation as well as Renault, PSA, Volvo and Fiat in Europe and the New American Manufacturing divisions of Japanese automotive OEMs.

        The automotive OEMs apply significant pricing pressures on their suppliers such as UTA, and have required suppliers to bear an increasing portion of engineering, development and tooling expenditures. During 1995 UTA continued to experience an unusually heavy new product launch schedule, which began in 1994, as its largest unit, North American Wiring Systems, launched new and replacement business for new North American car and light truck models for delivery in 1995 and beyond.
        North American car and light truck production and European car sales were essentially flat for 1995 compared to 1994. UTA's revenues benefited from higher content per vehicle and increased market penetration.

COMMERCIAL AEROSPACE
The financial performance of the Corporation's Pratt & Whitney and Flight Systems segments is directly tied to the aviation industry. The Pratt & Whitney segment is a major supplier of commercial, general aviation and military air-craft engines, along with spare parts, and product support. The Flight Systems segment, through Hamilton Standard, provides fuel and environmental control systems and propellers for commercial aircraft. The poor financial condition of the commercial airline industry has had an adverse impact on the Corporation's results since 1991.
        Worldwide airline profits improved during 1995 as a result of increased load factors. Competitive pricing strategies and disparate cost structures continue to make it difficult for the U.S. airlines to achieve the financial condition necessary to make significant investments in new aircraft. For many European airlines, increasing competition, higher cost structures and privatiza-tion initiatives will strain financial results and resources in the near term. Strong economic growth in the Asia Pacific region has contributed to an increase in new aircraft orders from that market that began in 1994 and has continued through 1995.
        Pratt & Whitney's mix of large commercial engine shipments has shifted to newer, higher thrust engines for wide-bodied aircraft. This market is very competitive and the newer engines, through technological improvements and fewer parts, will have fewer spare parts requirements than older engines.
        The follow-on spare parts sales for Pratt & Whitney engines in service have traditionally been an important source of profit to the Corporation. The large investment required for new aircraft, performance improvements, and hush-kit upgrades to older aircraft and engines have resulted in lengthened lives of older aircraft in operation, including those with Pratt & Whitney engines.

GOVERNMENT BUSINESS
During 1995, the Corporation's sales to the U.S. Government were $3,651 million or 16% of sales, a decline from $3,809 million or 18% of total sales in 1994 and $4,007 million or 19% of total sales in 1993.
        The defense portion of the Corporation's aerospace businesses continues to respond to a changing global political environment. The U.S. defense industry is continuing its downsizing in response to the reductions in the U.S. defense budget. International orders for defense programs have also declined and some important foreign orders have been delayed.
        Sikorsky will continue to supply Black Hawk helicopters to the U.S. and foreign governments under contracts extending through 1997, albeit at lower volumes than in the past. The program plan for the development of the U.S. Army Comanche helicopter now supports completion of the prototype development and flight testing. A commitment to production has been deferred.
        The significant decrease in the U.S. defense procurement of helicopters in recent years has placed the four U.S. helicopter manufacturers under some of the same pressures that have led to industry consolidation in other segments of the U.S. defense industry. It is not clear if or when such consolidation will occur or the form it will take. Sikorsky expects to maintain its market position by improving its products for the continued procurement by both the U.S. and foreign governments. In addition, development on the S-92, a large cabin deriva-tive of the Black Hawk family for commercial and military markets was started in 1995 by an international team led by Sikorsky.
        Pratt & Whitney continues to deliver F100 engines and military spare parts to both U.S. and foreign governments. Pratt & Whitney's engines will power the two primary U.S. Air Force programs of the future, the F-22 fighter, powered by the Pratt & Whitney F119 engine and the C-17 airlifter, powered by the Pratt & Whitney F117 engine. During 1995 the U.S. Air Force Defense Acquisition Board announced its decision to order 80 additional C-17 aircraft to bring the total fleet to 120 aircraft. While these programs are expected to retain support by the U.S. military and Congress, these and other U.S. military programs will continue to compete for available defense funds.

[Bar Charts - Page 21]
                                      1991    1992    1993    1994    1995
GLOBAL GROWTH ($ Billions)
     International Revenues          $11.0   $11.4   $11.1   $11.2   $12.6
          Domestic Revenues          $10.3   $10.6   $10.0   $10.0   $10.2

GROSS MARGIN (% of Sales)
              Product Sales          16.0%   16.6%   18.0%   17.4%   17.7%
              Service Sales          36.4%   36.5%   36.8%   38.1%   39.7%

COST REDUCTION ACTIONS
Cost reduction continues to be a corporate-wide imperative, implemented by each business unit. Manufacturing costs must continue to be reduced to remain competitive in all of our businesses, but particularly in the aerospace segments where these cost reductions are needed to offset the effects of lower volumes. As a result of cost reduction measures since 1991, Pratt & Whitney's workforce was reduced from 44,600 to 29,900 employees and floor space has been reduced by
4.5 million square feet. Additionally, during that period, the workforce of the Hamilton Standard and Sikorsky businesses of the Flight Systems segment has been reduced from 23,500 to 16,400 employees. Since 1991, 33,300 workforce positions have been eliminated corporate-wide, partially offset by the addition of positions through acquisitions and internal growth, principally in the Asia Pacific region and Mexico. Floor space totaling 1.9 million and 10.1 million square feet has been eliminated during 1995 and from 1991 to date, respectively. These reductions exceed our goals established in 1991.

RESULTS OF OPERATIONS
Revenues:
Increased 8% or $1,605 million from 1994 to 1995.
Increased 1% or $116 million from 1993 to 1994.


In Millions of Dollars       1995      1994      1993
-------------------------------------------------------
Product sales             $17,972   $16,670   $16,671
Service sales               4,652     4,131     4,065
Financing revenues
   and other                  178       396       345


        Revenues increased 13% during 1995 in the combined Otis, Carrier and Automotive segments, while combined revenues in the Pratt & Whitney and Flight Systems segments were essentially flat. It is estimated that increases in sell-ing prices to customers averaged approximately 2% in 1995 and 1% in 1994. The net impact of translating sales of foreign subsidiaries increased sales by 2% in 1995 and decreased sales by 1% in 1994, indicating that the real volume of sales increased 5% in 1995 and was essentially unchanged in 1994.
        Financing revenues and other income, less other deductions decreased $218 million in 1995 and increased $51 million in 1994. Financing revenues and other income decreased in 1995 principally as a result of the absence of the $87 million gain realized on the 1994 sale of the interest in Westland Group plc, the sale of an additional participation interest in the PW4000 engine program by Pratt & Whitney and insurance litigation settlements, partially offset by a $51 million charge relating to the adoption of AICPA Statement of Position (SOP) 93-6, "Employers' Accounting for Employee Stock Ownership Plans," which all occurred in 1994. Financing revenues were also lower in 1995 due to a lower customer financing asset base. Financing revenues and other income, less other deductions increased $51 million in 1994 from 1993, principally due to the $87 million gain realized on the sale of the equity share holdings in Westland
Group plc.


In Millions of Dollars       1995      1994      1993
-------------------------------------------------------
Cost of products sold     $14,793   $13,773   $13,666
Product margin %            17.7%     17.4%     18.0%
Cost of services sold     $ 2,807   $ 2,559   $ 2,571
Service margin %            39.7%     38.1%     36.8%


        The 1994 product margin as a percentage of sales, excluding the impact of $85 million in downsizing charges recorded during that year, was 17.9%. Product margins as a percent of sales are relatively flat over the three year period with lower margins in Flight Systems offset by improvements at Pratt & Whitney. The Corporation's cost reduction programs have enabled product margins to remain relatively constant despite an 8% reduction in combined Pratt & Whitney and Flight Systems revenues in each of the years 1995 and 1994 from 1993 levels. Service margins as a percentage of sales improved in most of the Corporation's businesses.


In Millions of Dollars       1995      1994      1993
-------------------------------------------------------
Research and development     $963      $978    $1,137
Percent of sales             4.3%      4.7%      5.5%


        Research and development expenses decreased $15 million (2%) and $159 million (14%) in 1995 and 1994, respectively, from each of the prior years. The decrease in 1995 occurred principally in the Flight Systems segment as several development programs at Hamilton Standard reached completion, while the 1994 decrease occurred principally at Pratt & Whitney due to the completion of the development phases of the PW4084 commercial engine which was certified in 1994. Research and development expenses in 1996 are expected to remain between 4% and 5% of sales.


In Millions of Dollars       1995      1994      1993
-------------------------------------------------------
Selling, general and
   administrative          $2,651    $2,536    $2,547
Percent of sales            11.7%     12.2%     12.3%


        Selling, general and administrative expenses decreased one-half of a percentage point as a percent of sales during 1995 and decreased one-tenth of a percentage point during 1994 from each of the prior years. Selling, general and administrative expense as a percent of sales decreased in most of the Corporation's businesses. The decreases resulted principally from the effects of the Corporation's cost reduction efforts and the leveraging of current cost structures on increased volumes in certain of the businesses.

                                    Revenues                  Operating Profits         Operating Profit Margin
-------------------------------------------------------------------------------------------------------------------
In Millions of Dollars      1995      1994      1993      1995      1994      1993      1995      1994      1993
-------------------------------------------------------------------------------------------------------------------
Otis                      $5,287    $4,644    $4,418      $511      $421      $377      9.7%      9.1%      8.5%
Carrier                    5,456     4,919     4,480       354       278       226      6.5%      5.7%      5.0%
Automotive                 3,061     2,683     2,378       180       182       148      5.9%      6.8%      6.2%
Pratt & Whitney            6,170     5,846     6,317       530       380       186      8.6%      6.5%      2.9%
Flight Systems             2,947     3,218     3,555       209       282       355      7.1%      8.8%     10.0%

SEGMENT REVIEW
1995 COMPARED TO 1994
OTIS segment revenues for 1995 increased $643 million (14%) over 1994. Excluding the favorable impact of foreign exchange translation effects, 1995 revenues increased approximately 8% over 1994 with all geographic regions showing an increase compared to last year, led by the Asia Pacific region.
        Segment operating profits for Otis in 1995 increased $90 million (21%) compared to 1994. Approximately one-third of the increase was due to favorable foreign exchange translation effects with the balance due to improved performance, principally in the service businesses. All geographic regions registered increases over the prior year with the strongest gain coming from the Asia Pacific region.

CARRIER segment revenues for 1995 increased $537 million (11%) over 1994. Excluding the favorable impact of foreign exchange translation effects, 1995 revenues increased approximately 8% over 1994. Revenues increased in all businesses led by strong growth in the Asia Pacific region and a strong summer selling season in North America.
        Carrier segment operating profits for 1995 increased $76 million (27%) compared to 1994. Approximately one-fourth of the increase was due to favorable foreign exchange translation effects with the balance due to improved perform-ance in all businesses compared to last year. Results also include a gain from selling a joint venture interest in its Arkadelphia scroll compressor plant, which was substantially offset by charges for closure and consolidation of certain facilities and start-up costs of four new joint ventures in the PRC.

AUTOMOTIVE segment revenues increased $378 million (14%) in 1995, on relatively flat industry volumes, primarily due to higher vehicle content and new vehicle launches in North America and increased European market penetration.
        Automotive segment operating profits for 1995 decreased $2 million from 1994. The positive effects of higher revenues in Europe and North America were partially offset by global increases in raw material costs and continuing costs in support of new vehicle model awards in North America. Segment results are lower year to year due to a fourth quarter 1995 provision for cost reduction actions, including consolidation of certain production facilities to enhance Automotive's cost structure and competitive position. The cost reduction actions should help mitigate the effect of future price reductions under long-term agreements with OEM customers.

PRATT & WHITNEY segment revenues for 1995 increased $324 million (6%) from 1994. The increase reflects higher volumes in Pratt & Whitney's commercial and general aviation businesses.
        Pratt & Whitney segment operating profits increased $150 million (39%) from 1994, $50 million being attributable to the absence of the 1994 downsizing charge. Excluding the 1994 downsizing charge, the increase was $100 million or 23%, reflecting higher revenues and improved margins. Improved results were partially offset by increases to manufacturing cost estimates on commercial engine contracts, principally higher than anticipated production costs on the PW4084 engine, and the absence of the 1994 sale of a participation interest in the PW4000 engine program.

FLIGHT SYSTEMS segment revenues for 1995 decreased $271 million (8%) from 1994. The decrease reflects the absence of the 1994 sale of shares of Westland Group plc, the 1994 Norden divestiture and lower 1995 revenues at Sikorsky.
        Flight Systems operating profits decreased $73 million (26%) in 1995. The 1994 results include an $87 million gain realized on the sale of shares of Westland Group plc and $35 million in downsizing charges at Hamilton Standard. Operating profits excluding those items decreased $21 million. The 1995 results reflect improved operating performance at Hamilton Standard, offset by a service and warranty provision for a Hamilton Standard propeller, costs associated with selling the wafer fabrication facility of Hamilton Standard's Microelectronics Center and

[Bar Charts - Page 23]
                                      1991    1992    1993    1994    1995
RESEARCH AND DEVELOPMENT
(% of Sales)                          5.4%    5.6%    5.5%    4.7%    4.3%

SELLING, GENERAL AND ADMINISTRATIVE
(% of Sales)                         12.8%   13.9%   12.3%   12.2%   11.7%
lower helicopter volumes and workforce reduction charges at Sikorsky.

1994 COMPARED TO 1993
OTIS segment revenues for 1994 increased $226 million (5%) over 1993. Increased revenues in the Asia Pacific region and North America were partially offset by slightly lower revenues in Europe and Latin America. Revenue increases in the Asia Pacific region were particularly significant during 1994, in part from the increased investment made in the PRC earlier in the year which allowed for full consolidation. While lower new equipment volumes negatively affected revenues in Europe and Latin America, the reduction was partially offset by higher service revenues. The impact of the translation of foreign currency revenues into U.S. dollars was a negative $19 million for 1994.
        Segment operating profits for Otis in 1994 increased $44 million (12%), improving in all regions with the exception of Latin America. Increases in the Asia Pacific region resulted primarily from the consolidation of the PRC opera-tions and the growth of the Asian market. European results improved due to the higher service volumes.

CARRIER segment revenues for 1994 increased $439 million (10%) over 1993. Revenues were higher at Carrier Transicold and in all geographic regions except Europe where volumes were lower. Revenue increases were particularly strong in North America reflecting the impact of significant volume increases. The impact of the translation of foreign currency revenues into U.S. dollars was not significant during 1994.
        Carrier segment operating profits for 1994 increased $52 million (23%) primarily due to improved results in North America and at Carrier's Transicold business. Operations in the PRC also showed continued strength and accounted for approximately 15% of Carrier's operating profits over the last three years.

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

PRATT & WHITNEY segment revenues for 1994 decreased $471 million (8%). During 1994, shipments of commercial engines and sales of government spare parts were lower than those in the previous year. These reductions during 1994 were partially offset by higher commercial airline spare part sales and military engine shipments. Also, the 1993 results included revenues resulting from the renegotiation of certain aircraft leases.
        Pratt & Whitney segment operating profits increased $194 million (104%) from 1993. Despite the reduction in revenue, Pratt's operating profit increased as a result of the benefits of continuing cost reduction programs, lower research and development spending driven by engine certification schedules and higher commercial spare parts sales. The impact of higher manufacturing cost estimates on commercial engine contracts in the 1994 second quarter, principally related to higher initial production costs on the PW4084 engine, partially offset these improvements. In addition, Pratt & Whitney recorded approximately $50 million of charges during the second quarter of 1994 for certain volume related downsizing actions.

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

Interest expense:
Decreased 11% or $31 million from 1994 to 1995.
Increased 10% or $24 million from 1993 to 1994.

        The decrease in interest expense in 1995 is mainly due to a reduced average borrowing level compared to last year as the Corporation continued to retire or extinguish debt with its improved cash flow, partially offset by increased interest rates. Interest expense includes $39 million and $41 million of expense in 1995 and 1994, respectively, resulting from the 1994 change in accounting for the Corporation's ESOP. Excluding this effect, interest expense decreased $17 million or 7% in 1994 compared to 1993.

                                  1995    1994    1993
----------------------------------------------------------
Weighted-average interest
   rate on short-term
   borrowings                     8.8%    6.3%    5.5%
Weighted-average interest
   rate on total debt
   (including the effect of
   interest rate swaps)           8.5%    7.6%    7.2%


        The average rate applicable to debt outstanding at December 31, 1995 was 10.5% for short-term borrowings and 8.2% for total debt including the effect of interest rate hedges. Short-term borrowing rates exceed those of total debt due to higher short-term borrowing rates in certain foreign operations.


                                  1995    1994    1993
----------------------------------------------------------
Effective income tax rate        34.5%   35.7%   37.0%


        The Corporation has reduced its effective income tax rate over the last three years by implementing tax reduction strategies.
        The future tax benefit arising from net deductible temporary differences is $1,505 million and relates to expenses recognized for financial reporting purposes which will result in tax deductions over varying future periods. The realization of this amount is dependent upon the generation of sufficient taxable income, primarily in the United States, over these future periods, including applicable carryforward periods. Based on the Corporation's business plans, and the tax planning strategies available, management believes that the Corporation's earnings during the periods when the temporary differences turn around will be sufficient to realize those future income tax benefits.
        Minimum tax credit and certain state tax credit carryforwards have no expiration date. Foreign and state tax loss carryforwards arise in a number of different taxing jurisdictions with expiration dates ranging from 1996 to 2010. For those jurisdictions where the expiration date or the projected operating results indicate that realization is not likely, a valuation allowance has been provided. U.S. foreign tax credit carryforwards, which require future foreign source income to be utilized, expire after five years and are reserved through valuation allowances.
        The Corporation believes, based upon a review of prior period income tax returns, that it is entitled to income tax refunds for prior periods. These potential refunds will be reviewed as part of the examination of the Corporation's income tax returns by the Internal Revenue Service and the impact on the Corporation's liability for income taxes for these years cannot presently be determined.

Net income:
Increased 28% or $165 million from 1994 to 1995.
Increased 20% or $98 million from 1993 to 1994.

        The Corporation adopted AICPA Statement of Position (SOP) 93-6, "Employers' Accounting for Employee Stock Ownership Plans," in the fourth quarter of 1994, effective January 1, 1994. As a result of this change, net income for 1994 was reduced by $59 million, including a $31 million one-time cumulative after tax charge. The reductions to net income, preferred stock dividend requirements, and ESOP shares considered outstanding (8.5 million shares) in 1994 have the combined effect of decreasing 1994 earnings per share by $.05. See Note 2 of Notes to Consolidated Financial Statements for additional information on the ESOP accounting change.

LIQUIDITY AND FINANCING COMMITMENTS
Management assesses the Corporation's liquidity in terms of its overall ability to generate cash to fund its operating and investing activities. Of particular importance in the management of liquidity are cash flows generated from operating activities, capital expenditure levels, customer financing require-ments, adequate bank lines of credit, and financial flexibility to attract long-term capital with satisfactory terms.


In Millions of Dollars              1995            1994            1993
----------------------------------------------------------------------------
Net Cash Flows from
   Operating Activities           $2,044          $1,357          $1,508
Capital expenditures                (780)           (759)           (846)
(Increase) decrease in
   customer financing
   assets, net                       235             297            (208)
Common Stock repurchase             (221)           (270)             --
Change in total debt                (402)           (516)           (187)
Change in net debt                  (916)           (481)           (254)


        Cash flows from operating activities increased $687 million in 1995 compared to 1994. The improvement resulted primarily from improved operating performance and working capital management, and the absence of a $150 million payment to the U.S. Government made in the second quarter of 1994 for a previously recorded settlement by Sikorsky Aircraft.
        Cash flows from investing activities were a use of funds of $654 million during 1995 compared to a $289 million use in 1994. Purchases of fixed assets in 1995 increased slightly from 1994, however, as a percentage of sales they have declined over the past three years. The Corporation expects 1996 capital spend-ing to be comparable to 1995. Customer financing activity was a net source of funds during 1995. This was a result of both lower funding requirements in 1995 and the sale of certain of these assets to third parties. The Corporation expects that customer financing will be a net use of funds in 1996. Acquisitions and dispositions of business units were a net use of investment funds in 1995 compared to a net source of funds in 1994. Proceeds from the disposition of business units in 1994 primarily included the sale of shares of Westland Group plc and the net operating assets of Norden. Proceeds in 1995 primarily include the sale of a joint venture interest in Arkadelphia. The increase in funding for acquisitions in 1995 is primarily attributable to the acquisition of Boral Building Technologies, an Australian elevator company.
        Financing cash flows include the Corporation's repurchase of $221 million of Common Stock during 1995, representing 2.8 million shares, under previously announced stock repurchase programs. These stock repurchase programs were undertaken to counter the dilutive effects of shares issued under employee compensation and benefit programs.


In Millions of Dollars                    1995      1994
----------------------------------------------------------
Cash and cash equivalents               $  900    $  386
Total debt                               2,041     2,443
Net debt (total debt less cash)          1,141     2,057
Shareowners' equity                      4,021     3,752
Debt to total capitalization             33.7%     39.4%
Net debt to total capitalization         22.1%     35.4%


        The Corporation manages its worldwide cash requirements with considera-tion of available funds among the many subsidiaries through which it conducts its business and the cost effectiveness with which those funds can be accessed. The repatriation of cash balances from certain of the Corporation's subsidiaries could have adverse tax consequences, however, those balances are generally available without legal restrictions to fund ordinary business operations. The Corporation has and will continue to transfer cash from those subsidiaries to the parent and to other international subsidiaries as it is cost effective to do so.
        At December 31, 1995, the Corporation had credit commitments from banks totaling $1.1 billion under a Revolving Credit Agreement. The agreement provides for borrowings at prevailing interest rates up to the prime rate and expires September 30, 1999. At December 31, 1995, there were no borrowings under the Revolving Credit Agreement. Long-term financing will continue to be considered in the future if conditions are advantageous, and in that regard, under an effective Registration Statement on file with the Securities and Exchange Commission at December 31, 1995, up to $871 million of medium-term and long-term debt of the Corporation could be issued.
        During 1995, the Corporation canceled $600 million of outstanding interest rate swap contracts to fix interest rates on the Corporation's debt at favorable rates. As a result of debt reduction and these contract cancellations, the Corporation's ratio of floating-rate debt to total debt, after taking interest rate hedges into account, was 18% at December 31, 1995 compared to 42% at December 31, 1994.
        In addition to the requirements discussed above, at December 31, 1995, the Corporation had commitments to finance or arrange financing for approxi-mately $990 million of commercial aircraft, of which as much as $342 million may be required to be disbursed in 1996. The Corporation cannot currently predict the extent to which these commitments will be utilized, since certain customers may be able to obtain more favorable terms from other financing sources. From time to time, the Corporation also arranges for third party investors to assume a portion of its commitments.
        The Corporation believes that existing sources of liquidity are adequate to meet anticipated short-term borrowing needs at comparable risk-based interest rates for the foreseeable future.

ENVIRONMENTAL MATTERS
The Corporation's operations are subject to environmental regulation by federal, state, and local authorities in the United States and regulatory authorities with jurisdiction over its foreign operations. As a result of this, the Corpora-tion has established certain policies and continually updates its policies relating to environmental standards of performance for its operations worldwide.
        The Corporation has identified approximately 350 locations, most of which are in the United States, at which it may have some liability for remediating contamination. The Corporation does not believe that any single location's exposure is individually material to the Corporation. Sites in the investigation or remediation stage represent approximately 97% of the Corporation's recorded liability. The remaining 3% of the recorded liability consists of sites identified where the Corporation may have some liability but investigation is in the initial stages or has not begun. Expenditures for environmental remediation activities were $40 million in 1995, $57 million in 1994 and $64 million in 1993. It is estimated that expenditures in each of the next two years will not exceed $75 million in the aggregate for these sites.
        Included within the sites known to the Corporation are those sites at which the Corporation has been identified as a potentially responsible party under the Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA" or Superfund). The Corporation has been identified as a potentially responsible party at approximately 88 such federal Superfund sites. The number of Superfund sites in and of itself does not represent a relevant measure of liability, because the nature and extent of environmental concerns vary from site to site and the Corporation's share of responsibility varies from sole responsibility to very little responsibility. In estimating its liability for remediation, the Corporation considers its likely proportionate share of the anticipated remediation expense and the ability of other potentially responsible parties to fulfill their obligations.
        Some of the Corporation's liabilities, including certain Superfund liabilities, relate to facilities that were acquired by the Corporation with indemnities from the sellers or former owners. In estimating the potential liability at these sites, the Corporation has considered the indemnification separately from the liability.
        The Corporation has had liability and property insurance in force over its history with a number of insurance companies, and the Corporation has commenced litigation, seeking indemnity and defense under these insurance policies in relation to its environmental liabilities. Settlements to date, which have not been material, have been recorded upon receipt. While litigation against the Corporation's historic liability insurers has concluded, it is expected that the case against the Corporation's property insurers will last several years. Environmental liabilities are not reduced by potential insurance reimbursements.
        Notwithstanding the uncertainties discussed above, and taking into account the Corporation's policies, standards of performance and programs related to the environment, the Corporation believes that expenditures necessary to comply with the present regulations governing environmental protection will not have a material effect upon its capital expenditures, competitive position, financial position or results of operations.

U.S. GOVERNMENT
The Corporation's contracts with the U.S. Government are subject to audits. Like many defense contractors, the Corporation has received audit reports which recommend that certain contract prices should be reduced to comply with various government regulations. Some of these audit reports involve substantial amounts. The Corporation has made voluntary refunds in those cases it believes appropriate.

DERIVATIVE FINANCIAL INSTRUMENTS
The Corporation uses derivative financial instruments to manage foreign currency, interest rate and raw material price exposures in the following five areas: foreign currency transactions, foreign net assets, customer financing assets, debt and raw material requirements. Derivative financial instruments utilized by the Corporation in its hedging activities are Over The Counter instruments, involve little complexity and are viewed as risk management tools. The Corporation prohibits the use of derivative financial instruments for speculative purposes. The Corporation diversifies the counterparties used and monitors the concentration of risk to limit its counterparty exposure.
        International operations, including U.S. export sales, constitute a sig-nificant portion of the revenues and identifiable assets of the Corporation, averaging approximately $11.6 billion and $5.0 billion, respectively, over the last three years. These operations result in a large volume of foreign currency commitment and transaction exposures and significant foreign currency net asset exposures. Foreign currency commitment and transaction exposures are managed at the operating unit level as an integral part of the business. To the extent that foreign currency exposures cannot be offset or managed to an insignificant amount, it is the Corporation's policy to hedge these residual foreign currency commitment and transaction exposures. These hedges are scheduled to mature coincident with the timing of the underlying foreign currency commitments and transactions.
        The Corporation manages the relative proportions of its fixed rate and floating rate debt in the context of the interest rate environment, expected cash flow and anticipated debt retirements. While the hedging strategies on both debt and customer financing assets are an integral portion of the Corporation's risk management, the impact on earnings during the periods was not material.

FUTURE ACCOUNTING CHANGES
In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123 (FAS 123), "Accounting for Stock-Based Compensation." The Corporation does not intend to adopt the new compensation expense provisions of FAS 123 but will adopt the disclosure provisions in 1996.

[Bar Charts - Page 27]
                                      1991    1992    1993    1994    1995
CAPITAL EXPENDITURES
AND DEPRECIATION ($ Millions)
               Depreciation           $735    $777    $777    $793    $792
       Capital Expenditures         $1,048    $920    $846    $759    $780

OPERATING CASH FLOWS
($ Billions)                          $1.9    $1.2    $1.5    $1.4    $2.0

                          MANAGEMENT'S RESPONSIBILITY
                            FOR FINANCIAL STATEMENTS

The financial statements of United Technologies Corporation and its subsidiaries are the responsibility of the Corporation's management and have been prepared in accordance with generally accepted accounting principles.
        Management is responsible for the integrity and objectivity of the financial statements, including estimates and judgments reflected in them. It fulfills this responsibility primarily by establishing and maintaining accounting systems and practices adequately supported by internal accounting controls. These controls are designed to provide reasonable assurance that the Corporation's assets are safeguarded, that transactions are executed in accor-dance with management's authorizations, and that the financial records are reliable for the purpose of preparing financial statements. Self-monitoring mechanisms are also a part of the control environment whereby, as deficiencies are identified, corrective actions are taken. Even an effective internal control system, no matter how well designed, has inherent limitations -- including the possibility of the circumvention or overriding of controls -- and, therefore, can provide only reasonable assurance with respect to financial statement preparation and such safeguarding of assets. Further, because of changes in conditions, internal control system effectiveness may vary over time.
        The Corporation assessed its internal control system as of December 31, 1995. Based on this assessment, management believes the internal accounting controls in use provide reasonable assurance that the Corporation's assets are safeguarded, that transactions are executed in accordance with management's authorizations, and that the financial records are reliable for the purpose of preparing financial statements.
        Independent accountants are appointed annually by the Corporation's shareowners to audit the financial statements in accordance with generally accepted auditing standards. Their report appears in this Annual Report. Their audits, as well as those of the Corporation's internal audit department, include a review of internal accounting controls and selective tests of transactions.
        The Audit Review Committee of the Board of Directors, consisting of six directors who are not officers or employees of the Corporation, meets regularly with management, the independent accountants, and the internal auditors, to review matters relating to financial reporting, internal accounting controls and auditing.

/s/ GEORGE DAVID
George David
President and Chief Executive Officer

/s/ STEPHEN F. PAGE
Stephen F. Page
Executive Vice President and Chief Financial Officer


                             REPORT OF INDEPENDENT
                                  ACCOUNTANTS

To the Shareowners of
United Technologies Corporation

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations and of cash flows present fairly, in all material respects, the financial position of United Technologies Corporation and its subsidiaries at December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Corporation's manage-ment; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.
        As discussed in Note 2, the Corporation changed its method of accounting for its Employee Stock Ownership Plan in 1994.


/s/ PRICE WATERHOUSE LLP
One Financial Plaza
Hartford, Connecticut
January 24, 1996

                                              CONSOLIDATED STATEMENT OF OPERATIONS


In Millions of Dollars (except per share amounts)           Years Ended December 31           1995          1994          1993
---------------------------------------------------------------------------------------------------------------------------------
REVENUES
Product sales                                                                              $17,972       $16,670       $16,671
Service sales                                                                                4,652         4,131         4,065
Financing revenues and other income, less other deductions                                     178           396           345
---------------------------------------------------------------------------------------------------------------------------------
                                                                                            22,802        21,197        21,081
---------------------------------------------------------------------------------------------------------------------------------
COSTS AND EXPENSES
Cost of products sold                                                                       14,793        13,773        13,666
Cost of services sold                                                                        2,807         2,559         2,571
Research and development                                                                       963           978         1,137
Selling, general and administrative                                                          2,651         2,536         2,547
Interest                                                                                       244           275           251
---------------------------------------------------------------------------------------------------------------------------------
                                                                                            21,458        20,121        20,172
---------------------------------------------------------------------------------------------------------------------------------
Income before income taxes and minority interests                                            1,344         1,076           909
Income taxes                                                                                   464           384           336
Minority interests in subsidiaries' earnings                                                   130           107            86
---------------------------------------------------------------------------------------------------------------------------------
NET INCOME                                                                                 $   750       $   585       $   487
---------------------------------------------------------------------------------------------------------------------------------
PER SHARE OF COMMON STOCK
Primary earnings                                                                           $  5.70       $  4.40       $  3.53
Fully diluted earnings                                                                        5.70          4.40          3.30


See accompanying Notes to Consolidated Financial Statements

                                                   CONSOLIDATED BALANCE SHEET


In Millions of Dollars                                                  December 31                 1995             1994
---------------------------------------------------------------------------------------------------------------------------------
ASSETS
Cash and cash equivalents                                                                        $   900          $   386
Accounts receivable (net of allowance for doubtful accounts of $347 and $336)                      3,682            3,745
Inventories and contracts in progress (net of progress payments and billings)                      2,954            2,955
Future income tax benefits                                                                           950              929
Other current assets                                                                                 466              213
---------------------------------------------------------------------------------------------------------------------------------
   Total Current Assets                                                                            8,952            8,228
Customer financing assets                                                                            321              620
Future income tax benefits                                                                           552              594
Fixed assets                                                                                       4,420            4,532
Other assets                                                                                       1,713            1,650
---------------------------------------------------------------------------------------------------------------------------------
      TOTAL ASSETS                                                                               $15,958          $15,624
---------------------------------------------------------------------------------------------------------------------------------

LIABILITIES AND SHAREOWNERS' EQUITY
Short-term borrowings                                                                            $   294          $   402
Accounts payable                                                                                   2,084            1,924
Accrued liabilities                                                                                4,183            4,071
Long-term debt currently due                                                                          98              156
---------------------------------------------------------------------------------------------------------------------------------
   Total Current Liabilities                                                                       6,659            6,553
Long-term debt                                                                                     1,649            1,885
Future pension and postretirement benefit obligations                                              1,399            1,389
Future income taxes payable                                                                          130              196
Other long-term liabilities                                                                        1,233            1,110
Commitments and contingent liabilities (Notes 4 and 15)
Minority interests in subsidiary companies                                                           469              400
Series A ESOP Convertible Preferred Stock, $1 par value (Authorized-20,000,000 shares)
   Outstanding-13,407,056 and 13,619,115 shares                                                      892              905
ESOP deferred compensation                                                                          (494)            (566)
                                                                                                ----------       ----------
                                                                                                     398              339
Shareowners' Equity:
   Capital Stock:
      Preferred Stock, $1 par value (Authorized-230,000,000 shares; none issued or outstanding)       --               --
      Common Stock, $5 par value (Authorized-500,000,000 shares)
         Issued-141,919,740 and 140,154,766 shares                                                 2,249            2,148
   Treasury Stock (19,848,487 and 17,018,899 common shares at cost)                               (1,168)            (947)
   Retained earnings                                                                               3,252            2,790
   Currency translation and pension liability adjustments                                           (312)            (239)
---------------------------------------------------------------------------------------------------------------------------------
      TOTAL SHAREOWNERS' EQUITY                                                                    4,021            3,752
---------------------------------------------------------------------------------------------------------------------------------
      TOTAL LIABILITIES AND SHAREOWNERS' EQUITY                                                  $15,958          $15,624


See accompanying Notes to Consolidated Financial Statements

                                              CONSOLIDATED STATEMENT OF CASH FLOWS


In Millions of Dollars                                      Years Ended December 31           1995          1994          1993
---------------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
   Net income                                                                              $   750       $   585       $   487
   Adjustments to reconcile net income
      to net cash flows from operating activities:
         Depreciation and amortization                                                         844           840           815
         Minority interests in subsidiaries' earnings                                          130           107            86
         Gain on sale of Westland Group plc                                                     --           (87)           --
      Change in:
         Accounts receivable                                                                   149          (756)           45
         Inventories and contracts                                                               2           290           335
         Other current assets                                                                 (179)          161           (55)
         Accounts payable and accrued liabilities                                              283           239            73
         Restructuring liabilities                                                            (106)         (233)         (393)
         ESOP deferred compensation                                                             45           119            --
      Other, net                                                                               126            92           115
---------------------------------------------------------------------------------------------------------------------------------
      NET CASH FLOWS FROM OPERATING ACTIVITIES                                               2,044         1,357         1,508
---------------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES
   Capital expenditures                                                                       (780)         (759)         (846)
   Increase in customer financing assets                                                      (138)         (248)         (356)
   Decrease in customer financing assets                                                       373           545           148
   Acquisitions of business units                                                             (204)         (125)           --
   Dispositions of business units                                                              103           282            --
   Other                                                                                        (8)           16            28
---------------------------------------------------------------------------------------------------------------------------------
      NET CASH FLOWS FROM INVESTING ACTIVITIES                                                (654)         (289)       (1,026)
---------------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES
   Issuance of long-term debt                                                                   --            25            27
   Repayment of long-term debt                                                                (299)         (207)         (636)
   Increase (decrease) in short-term borrowings                                                (92)         (379)          403
   Common Stock issued for employee stock plans and other                                      101            73           110
   Dividends paid on Common and ESOP Preferred Stock                                          (252)         (238)         (267)
   Common Stock repurchase                                                                    (221)         (270)           --
   Dividends to minority interests and other                                                  (111)         (102)          (16)
---------------------------------------------------------------------------------------------------------------------------------
      NET CASH FLOWS FROM FINANCING ACTIVITIES                                                (874)       (1,098)         (379)
---------------------------------------------------------------------------------------------------------------------------------
Effect of foreign exchange rate changes on cash and cash equivalents                            (2)           (5)          (36)
---------------------------------------------------------------------------------------------------------------------------------
      Net Increase (Decrease) in Cash and Cash Equivalents                                     514           (35)           67
Cash and Cash Equivalents, Beginning of year                                                   386           421           354
---------------------------------------------------------------------------------------------------------------------------------
Cash and Cash Equivalents, End of year                                                     $   900       $   386       $   421
---------------------------------------------------------------------------------------------------------------------------------

Supplemental Disclosure of Cash Flow Information:
Interest paid, net of amounts capitalized                                                  $   220       $   237       $   239
Income taxes paid, net of refunds                                                              461           248           179


See accompanying Notes to Consolidated Financial Statements

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF ACCOUNTING PRINCIPLES
The consolidated financial statements include the accounts of the Corporation and its subsidiaries. International operating subsidiaries are included generally on the basis of fiscal years ending November 30. Intercompany transactions have been eliminated. Certain reclassifications have been made to prior year amounts to conform to the current year presentation. The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS: Cash and cash equivalents includes cash on hand, demand deposits and short-term cash investments which are highly liquid in nature and have original maturities of three months or less.

INVENTORIES AND CONTRACTS IN PROGRESS: Inventories and contracts in progress are stated at the lower of cost or estimated realizable value and are primarily based on first-in, first-out (FIFO) cost or average cost methods; however, certain subsidiaries use the last-in, first-out (LIFO) method. Costs accumulated against specific contracts or orders are at actual costs. Materials in excess of requirements for contracts and orders currently in effect or anticipated have been written off.
        Manufacturing tooling costs are charged to inventories or to fixed assets depending upon their nature, general applicability and useful lives. Tooling costs included in inventory are charged to cost of sales based on usage, generally within two years after they enter productive use.
        Manufacturing costs are allocated to current production and firm con-tracts. General and administrative expenses are charged to expense as incurred.

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

REVENUE RECOGNITION: Sales under government and commercial fixed-price contracts and government fixed-price-incentive contracts are recorded at the time deliveries are made or, in some cases, on a percentage of completion basis. Sales under cost-reimbursement contracts are recorded as work is performed and billed. Sales of commercial aircraft engines sometimes require significant participation by the Corporation in aircraft financing arrangements; when appropriate, such sales are accounted for as operating leases. Sales under elevator and escalator installation and modernization contracts are accounted for under the percentage of completion method.
        Prospective losses, if any, on contracts are provided for when the losses become anticipated. Loss provisions are based upon any excess of inventoriable manufacturing or engineering costs and estimated warranty and product guarantee costs over the net revenue from the products contemplated by the specific order. Contract accounting requires estimates of future costs over the performance period of the contract. These estimates are subject to change which can result in adjustments to margins on contracts in progress.
        Service sales, representing aftermarket repair and maintenance activ-ities, are recognized over the contractual period or as services are performed.

RESEARCH AND DEVELOPMENT: Research and development costs not specifically covered by contracts and those related to the Corporation-sponsored share of research and development activity in connection with cost-sharing arrangements are charged to operations as incurred.

HEDGING ACTIVITY: The Corporation uses derivative financial instruments, including swaps, forward contracts, and options, to manage foreign currency, interest rate, and raw material price exposures in the following five areas: foreign currency transactions (Note 13), foreign net assets (Note 13), customer financing assets (Note 4), debt (Note 9), and raw material requirements
(Note 5). These derivative financial instruments are accounted for on an accrual basis and income and expense is generally recorded in the same category as that arising from the related asset or liability. Derivative financial instruments are viewed by the Corporation as risk management tools and are not used for speculative purposes.

        Gains and losses on hedges of foreign currency exposure of net invest-ments in subsidiaries are recorded in the currency translation account in Shareowners' equity.
        For derivatives that hedge firm commitments, gains and losses are deferred and recognized when the associated hedged transaction occurs. For derivative instruments that hedge foreign currency denominated receivables and payables, gains and losses offset the effects of foreign exchange gains and losses from the associated hedged receivables and payables.

EARNINGS PER SHARE: In 1995 and 1994, primary earnings per share and fully diluted earnings per share computations are based on the average number of shares of Common Stock and common stock equivalents outstanding during the year. ESOP Convertible Preferred shares of the Corporation are considered common stock equivalents when committed to employees' savings plan accounts. See Note 2 below for discussion of the 1994 ESOP accounting change.
        In 1993, primary earnings per share is computed on the average number of shares of Common Stock and common stock equivalents outstanding, with ESOP Convertible Preferred shares excluded from common stock equivalents. Fully diluted earnings per share reflects the maximum dilution of earnings per share where all of the ESOP Convertible Preferred shares of the Corporation are treated as if-converted.

2. ACCOUNTING AND REPORTING CHANGES
In the fourth quarter of 1994 the Corporation adopted, effective January 1, 1994, AICPA Statement of Position (SOP) 93-6, "Employers' Accounting for Employee Stock Ownership Plans." The principal impact of the accounting change on ongoing results is to consider as outstanding only those ESOP Convertible Preferred shares committed to employee accounts, to report as interest expense all interest on the debt of the ESOP trust and to report preferred stock dividends only on those shares considered as outstanding.
        As a result of this change, the Corporation's pretax income for 1994 was reduced by $95 million, including a one-time charge of $51 million ($31 million after tax or $.23 per share). This one-time charge represents the cumulative difference between the expense determined under the new accounting method and that previously recognized from inception of the ESOP through January 1, 1994. The one-time charge has been recorded in Financing revenues and other income, less other deductions in the Consolidated Statement of Operations.
        The 1994 ESOP accounting change, excluding the one-time charge, reduced 1994 pretax income by $44 million or $28 million after tax and reduced 1994 reported preferred stock dividends by $22 million. Those reductions in net income and preferred stock dividend requirements, and the reduction in ESOP shares considered outstanding of 8.5 million shares in 1994, have the combined effect of increasing 1994 earnings per share by $.18, excluding the one-time charge. Overall, earnings per share in 1994 was reduced by $.05 as a result of this accounting change.

3. BUSINESS DISPOSITIONS
During the second quarter of 1994, the Corporation sold its equity share holdings in Westland Group plc and the net operating assets (excluding real property) of its Norden subsidiary for proceeds totaling approximately $227 million. The Corporation recorded a pretax gain of $87 million on the Westland sale which is included in Financing revenues and other income, less other deductions in the Consolidated Statement of Operations. The impact of the Norden sale on the Corporation's results was not significant.

4. AIRLINE INDUSTRY AND CUSTOMER FINANCING ASSETS
The Corporation has significant receivables and other financing assets which result from its business activities with commercial airline industry customers totaling $1,637 million and $2,290 million at December 31, 1995 and 1994, respectively. These amounts primarily relate to Pratt & Whitney, UT Finance Corporation and Hamilton Standard.
        Customer financing assets consist of the following:


In Millions of Dollars                      1995    1994
-----------------------------------------------------------
Notes receivable                            $193    $274
Leases receivable, less unearned
   income of $42 and $265                     63     288
Products under lease                         150      92
-----------------------------------------------------------
                                             406     654
Less: receivables due within one year         85      34
-----------------------------------------------------------
                                            $321    $620


        Scheduled maturities of notes and leases receivable due after one year are as follows: $74 million in 1997, $26 million in 1998, $17 million in 1999, $16 million in 2000 and $38 million in 2001 and thereafter.
        Customer aircraft financing activities are conducted principally through UT Finance Corporation, its consolidated subsidiaries and certain other customer financing operations.
        The Corporation may sell customer financing assets from time to time based on current market conditions and other factors. To mitigate the exposure on certain fixed rate customer financing assets, the Corporation had entered into interest rate swap contracts related to receivables of $206 million at December 31, 1994. The expiration dates of the swap contracts were tied to the specific customer financing assets. The Corporation has no interest rate swap contracts related to customer financing assets at December 31, 1995.
        The competitive commercial aircraft engine market often requires customer financing commitments. These commitments may be in the form of guarantees, secured debt or lease financing. At December 31, 1995, the Corporation had commitments to finance or arrange financing for approximately $990 million of commercial aircraft. The Corporation cannot currently predict the extent to which these commitments will be utilized, since certain customers may be able to obtain more favorable terms from other financing sources. From time to time, the Corporation also arranges for third party investors to assume a portion of its commitments. However, should all current commitments be exercised as scheduled, the maximum amounts that will be disbursed are as follows: $342 million in 1996, $357 million in 1997, $168 million in 1998 and $123 million in 1999. If exercised, the financing arrangements will be secured by assets with fair values exceeding the financed amounts. The interest rates on the financing commitments are established at the time they are funded.
        The Corporation's customer financing activities also include leasing aircraft and subleasing the aircraft to customers. At December 31, 1995, the Corporation's rental commitments under long-term noncancelable operating leases aggregated $133 million ($10 million in each of the years 1996 through 2000, and $83 million through 2008) and $265 million at December 31, 1994. In some instances, customers have minimum lease terms which may result in sublease periods shorter than the Corporation's lease obligation.
        At December 31, 1995, the Corporation also had approximately $176 million ($273 million at December 31, 1994) of residual value and other guarantees related to various commercial aircraft engine customer financing arrangements. Where applicable, the estimated fair market value of the assets securing these guarantees equaled or exceeded the related guarantees, after considering existing reserves.
        The Corporation has a 33% interest in International Aero Engines AG
(IAE), an international consortium of five shareholders for the V2500 commercial aircraft engine program. IAE may offer customer financing in support of V2500 engine sales. As of December 31, 1995, IAE has lease obligations under long-term noncancelable leases of approximately $365 million through 2021. These lease obligations are secured by aircraft which are subleased to customers under long-term leases, with short-term cancellation provisions, and whose fair values exceed the financed amounts. IAE has remaining commitments to provide approximately $400 million of similar lease financing. The shareholders of IAE have guaranteed IAE's lease obligations to the extent of their respective ownership interests. In the event any shareholder were to default on such guarantees, the other shareholders would be proportionately responsible. The Corporation's share of IAE lease commitments and guarantees is approximately $250 million at December 31, 1995 and 1994.
        Allowances for possible losses relating to financing activities with commercial airline customers decreased to $274 million at December 31, 1995, from $373 million at December 31, 1994. The reduction is primarily due to the realization in 1995 of previously reserved losses on the disposition of customer financing assets and lease obligations.

5. INVENTORIES AND CONTRACTS IN PROGRESS
Inventories and contracts in progress consist of the following:


In Millions of Dollars                  1995            1994
---------------------------------------------------------------
Inventories                          $ 3,278         $ 3,357
Elevator and escalator
   contracts in progress               1,203           1,023
---------------------------------------------------------------
                                       4,481           4,380
Less:
   Progress payments, secured
     by lien, on United States
     Government contracts               (154)           (204)
   Billings on contracts in progress  (1,373)         (1,221)
---------------------------------------------------------------
                                     $ 2,954         $ 2,955

        The methods of accounting followed by the Corporation do not permit classification of inventories by categories, however, inventories consist primarily of raw materials and work in process. Contracts in progress relate to elevator and escalator contracts and include costs of manufactured components, accumulated installation costs and estimated earnings on incomplete contracts.
        The Corporation's sales contracts in many cases are long-term contracts expected to be performed over periods exceeding twelve months. Approximately 55% and 58% of the total inventories and contracts in progress have been acquired or manufactured under such long-term contracts at December 31, 1995 and 1994, respectively. It is impracticable for the Corporation to determine the amounts of inventory scheduled for delivery under long-term contracts within the next twelve months.
        If inventories which are valued using the LIFO method had been valued under the FIFO method, they would have been higher by $135 million at December 31, 1995 ($138 million at December 31, 1994).
        To mitigate the exposure to certain raw material price changes, the Corporation has entered into raw material swap and option contracts of $136 million at December 31, 1995, that mature in 1996 and 1997.

6. FIXED ASSETS
Fixed assets consist of the following:


In Millions of Dollars                   1995      1994
---------------------------------------------------------
Land                                  $   180   $   164
Buildings and improvements              3,075     2,988
Machinery, tools and equipment          6,753     6,690
Under construction                        318       351
---------------------------------------------------------
                                       10,326    10,193
Accumulated depreciation               (5,906)   (5,661)
---------------------------------------------------------
                                      $ 4,420   $ 4,532


        Depreciation expense was $792 million in 1995, $793 million in 1994 and $777 million in 1993.

7. OTHER ASSETS
Other assets consist of the following:


In Millions of Dollars                   1995      1994
---------------------------------------------------------
Goodwill (net of accumulated
   amortization of $337 and $300)      $  587    $  582
Receivables due after one year            220       227
Investments                               261       204
Prepaid pension costs and other           645       637
---------------------------------------------------------
                                       $1,713    $1,650


        Current and long-term accounts receivable at December 31, 1995 and 1994 include approximately $103 million and $96 million, respectively, representing retainage under contract provisions and amounts which are not presently billable because of lack of funding, final prices or contractual documents under govern-ment contracts or for other reasons. These items are expected to be collected in the normal course of business.

8. ACCRUED LIABILITIES
Accrued liabilities consist of the following:


In Millions of Dollars                   1995      1994
---------------------------------------------------------
Accrued salaries, wages and
   employee benefits                   $  994    $  938
Service and warranty accruals             510       519
Advances on sales contracts               611       608
Income taxes payable                      435       445
Other                                   1,633     1,561
---------------------------------------------------------
                                       $4,183    $4,071


9. BORROWINGS AND LINES OF CREDIT
Short-term borrowings consist of the following:


In Millions of Dollars                   1995      1994
---------------------------------------------------------
Foreign bank borrowings                  $219      $243
Commercial paper and notes                 75       159
---------------------------------------------------------
                                         $294      $402


        The weighted-average interest rates applicable to short-term borrowings outstanding at December 31, 1995 and 1994 were 10.5% and 8.5%, respectively.
        At December 31, 1995, the Corporation had credit commitments from banks totaling $1.1 billion under a Revolving Credit Agreement. The agreement provides for borrowings at prevailing interest rates up to the prime rate. The expiration date for the agreement is September 30, 1999 with a facility fee of .1% per year on the aggregate commitment. There were no borrowings under Revolving Credit Agreements during the two years ended December 31, 1995.
        Principal payments required on long-term debt for the next five years are $98 million in 1996, $174 million in 1997, $91 million in 1998, $158 million in 1999 and $209 million in 2000. Long-term debt consists of the following:


                                             1995 Debt
                                  Weighted Average
In Millions of Dollars             Interest Rate    Maturity      1995     1994
-------------------------------------------------------------------------------
Notes and other debt:
   Denominated in U.S. dollars         8.2%        1996-2021    $  828   $1,025
   Denominated in foreign currency     7.7%        1996-2030        28       42
Capital lease obligations              7.4%        1996-2029       409      457
ESOP debt                              7.5%        1996-2009       482      517
-------------------------------------------------------------------------------
                                                                 1,747    2,041
Less: long-term debt currently due                                  98      156
-------------------------------------------------------------------------------
                                                                $1,649   $1,885

        During 1995 the Corporation executed in-substance defeasances relating to $130 million of its debt. The Corporation deposited U.S. Government Securities into irrevocable trusts to cover the interest and principal payments on this debt. For financial reporting purposes, the debt has been considered extinguished, and the loss on these transactions, which was immaterial, is included in Financing revenues and other income, less other deductions.
        The Corporation enters into interest rate contracts to decrease funding costs by managing the relative proportion of fixed and floating rate debt, to diversify sources of funding and to manage the scheduled maturities of debt. The Corporation had $18 million and $621 million of interest rate contracts which swap fixed interest rates for floating rates at December 31, 1995 and 1994, respectively. The expiration dates of the various contracts are tied to scheduled debt and capital lease obligation payment dates and extend to 2002.
        In 1991, the Corporation entered into a $75 million structured financing arrangement. Under this arrangement, noteholders are entitled to receive the original principal plus an amount based on the appreciation in the Standard & Poors Pharmaceutical Index. The Corporation has hedged the appreciation portion of this obligation through an option and a swap which effectively converts the payments to floating short-term interest rates at a discount to that of commercial paper.
        At December 31, 1994, the Corporation had a $100 million outstanding option which gave the counterparty the right to receive a fixed rate and pay a floating rate. This option mirrored the call provision in one of the Corpora-tion's outstanding debt issues and effectively fixed the interest rate to the stated final maturity of the related debt. The option was terminated in 1995 when the underlying debt instrument was extinguished through an in-substance defeasance.
        The percentage of total debt at floating interest rates after taking effect of the interest rate contracts is 18% and 42% at December 31, 1995 and 1994, respectively. The weighted average interest rates on long-term debt presented in the table include the effect of interest rate swap agreements.

CAPITALIZED INTEREST: During 1995, the Corporation and its consolidated subsid-iaries capitalized $16 million ($19 million in 1994 and $29 million in 1993) of interest, to be depreciated over the lives of the related fixed assets.

10. TAXES ON INCOME
Significant components of income taxes (benefits) for each year are as follows:


In Millions of Dollars                1995     1994    1993
-------------------------------------------------------------
Current:
   United States:
      Federal                         $105    $ 112    $  6
      State                             21       25      22
   Foreign                             360      351     226
-------------------------------------------------------------
                                       486      488     254
-------------------------------------------------------------
Future:
   United States:
      Federal                          (78)    (133)      4
      State                             (6)       2      22
   Foreign                               5        1      27
-------------------------------------------------------------
                                       (79)    (130)     53
-------------------------------------------------------------
                                       407      358     307
Benefits attributable to
   items credited to
   equity and goodwill                  57       26      29
-------------------------------------------------------------
                                      $464    $ 384    $336


        Future income taxes represent the tax effects of transactions which are reported in different periods for financial and tax reporting purposes. These differences consist of temporary differences, which are the tax effects of differences between the tax and financial reporting balance sheets, and tax carryforwards. The tax effects of temporary differences and carryforwards which gave rise to future income tax benefits and payables at December 31, 1995 and 1994 are as follows:


In Millions of Dollars                        1995    1994
------------------------------------------------------------
Future income tax benefits:
   Inventories and contracts                $  393  $  443
   Fixed assets                               (221)   (211)
   Insurance and employee benefits             596     604
   Warranty liability                          191     217
   Environmental and restructuring
     liabilities                               238     258
   Other items, net                            308     193
   Tax loss carryforwards                      125     153
   Tax credit carryforwards                    224     221
   Valuation allowance                        (352)   (355)
------------------------------------------------------------
                                            $1,502  $1,523
------------------------------------------------------------
Future income taxes payable:
   Insurance and employee benefits          $    7  $   37
   Fixed assets                                 99     117
   Other items, net                             36      62
------------------------------------------------------------
                                            $  142  $  216

        Current and non-current future income tax benefits and payables within the same tax jurisdiction are offset for presentation in the Consolidated Balance Sheet. Valuation allowances have been established primarily for tax credit and tax loss carryforwards to reduce the future income tax benefits to amounts expected to be realized. Federal loss carryforwards arise from business acquisitions with significant restrictions as to their future realization and consequently are fully reserved.
        The sources of income before income taxes and minority interests were:


In Millions of Dollars                1995     1994   1993
------------------------------------------------------------
United States                       $  346   $  244   $291
Foreign                                998      832    618
------------------------------------------------------------
                                    $1,344   $1,076   $909


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


                                      1995    1994    1993
------------------------------------------------------------
Statutory U.S. federal
   income tax rate                   35.0%   35.0%   35.0%
State and local income
   taxes, net of federal
   tax benefit                        1.3     1.8     3.4
Varying tax rates of
   consolidated
   subsidiaries (including
   Foreign Sales
   Corporation)                      (3.7)   (4.7)   (1.0)
Amortization of
   goodwill, without
   tax effect                         0.5     0.6     0.5
Foreign tax credits                  (1.7)    1.3    (0.4)
Other                                 3.1     1.7    (0.5)
------------------------------------------------------------
Effective income tax rates           34.5%   35.7%   37.0%


        Tax credit carryforwards at December 31, 1995 are $224 million and expire as follows: $21 million in 1998, $8 million in 1999, $1 million in 2000 and $194 million over an indefinite carry-forward period. Tax loss carryforwards at December 31, 1995 are $804 million and expire as follows:


In Millions of Dollars         Federal   State   Foreign
------------------------------------------------------------
1996-2000                          $ 5    $349       $60
2001-2005                           26      99         2
2006-2010                           --     205        --
Indefinite                          --      --        58


11. EMPLOYEE BENEFIT PLANS
EMPLOYEE PENSION BENEFITS: The Corporation and its domestic subsidiaries have a number of defined benefit pension plans covering substantially all U.S. employees. Plan benefits are generally based on years of service and the employee's compensation during the last several years of employment. The Corporation's funding policy is based on an actuarially determined cost method allowable under Internal Revenue Service regulations. The funds are invested either in various securities by trustees or in insurance annuity contracts. Certain foreign subsidiaries have defined benefit pension plans or severance indemnity plans covering their employees.
        In addition to the defined benefit plans covering U.S. and foreign employees discussed above, the Corporation makes contributions to multiemployer plans (predominantly defined benefit plans) covering certain employees in some of its U.S. operations.
        Summarized below are the components of pension expense for defined benefit plans and multiemployer plans:


In Millions of Dollars               1995      1994        1993
-----------------------------------------------------------------
Defined benefit plans:
   Service expense                $   181     $ 192     $   204
   Interest expense                   621       586         573
   Actual return on assets         (1,279)     (193)     (1,024)
   Net amortization and
      deferral of actuarial
      gains (losses)                  576      (506)        305
-----------------------------------------------------------------
Pension expense                   $    99     $  79     $    58
-----------------------------------------------------------------
Pension expense of
   multiemployer plans            $    25     $  21     $    19

        The following table summarizes the funded status of the defined benefit pension plans:

                                                                        December 31, 1995               December 31, 1994
                                                                 Assets Exceed     Accumulated   Assets Exceed     Accumulated
                                                                   Accumulated        Benefits     Accumulated        Benefits
In Millions of Dollars                                                Benefits   Exceed Assets        Benefits   Exceed Assets
--------------------------------------------------------------------------------------------------------------------------------
Actuarial present value of benefit obligations:
   Vested                                                               $5,311          $1,851          $4,536          $1,619
   Nonvested                                                               467             157             557             107
--------------------------------------------------------------------------------------------------------------------------------
   Accumulated benefit obligation                                        5,778           2,008           5,093           1,726
   Effect of projected future salary increases                             930             128             830              87
--------------------------------------------------------------------------------------------------------------------------------
Projected benefit obligation for services rendered to date               6,708           2,136           5,923           1,813
Plan assets available for benefits                                       6,537           1,584           5,786           1,443
--------------------------------------------------------------------------------------------------------------------------------
Projected benefit obligation in excess of plan assets                     (171)           (552)           (137)           (370)
Unrecognized net loss                                                      416             226             321             127
Unrecognized prior service cost                                             43             141              49             126
Unrecognized net asset at transition                                       (78)            (16)            (93)            (21)
Additional minimum liability recognized                                     --            (245)             --            (163)
--------------------------------------------------------------------------------------------------------------------------------
Pension asset (liability) included in the Consolidated Balance Sheet    $  210          $ (446)         $  140          $ (301)

        The pension funds are valued at September 30 of the respective years in the table above. Major assumptions used in the accounting for the defined benefit pension plans are shown in the following table as weighted averages.


December 31                     1995    1994    1993
------------------------------------------------------
Discount rate                   7.6%    8.3%    7.3%
Salary scale                    5.0%    4.9%    5.1%
Expected return on assets       9.7%    9.7%    9.7%


EMPLOYEE HEALTH CARE AND INSURANCE BENEFITS: Substantially all domestic full-time employees who retire from the Corporation between age 55 and age 65, and certain foreign employees, are eligible to receive postretirement health care and life insurance benefits under various plans. Certain of these plans call for defined dollar benefits. Other plans are contributory defined benefit plans and include certain cost sharing features such as deductibles and co-payments. These benefits are generally funded on a pay-as-you-go basis. Certain retired employees of businesses acquired by the Corporation are covered under other health care plans that differ from current plans in coverage, deductibles, and retiree contributions.
        Summary information on the Corporation's plans is as follows:


In Millions of Dollars          December 31     1995    1994
--------------------------------------------------------------
Accumulated postretirement
   benefit obligation (APBO):
      Retirees                                  $461    $517
      Fully eligible, active participants         11      27
      Other active participants                  216     244
--------------------------------------------------------------
                                                 688     788
Less: plan assets at fair value                   85      85
--------------------------------------------------------------
Postretirement benefit obligation in
   excess of plan assets                         603     703
Unrecognized net gain                             57      18
Unrecognized net reduction
   in prior service expense                      244     210
--------------------------------------------------------------
Accrued postretirement
   benefit liability                            $904    $931

        The components of postretirement benefit expense are as follows:


In Millions of Dollars                  1995    1994    1993
--------------------------------------------------------------
Service expense                         $  9    $ 12    $ 17
Interest expense                          57      60      65
Actual return on
   plan assets                            (6)     (7)     (7)
Net amortization and
   deferral of actuarial
   (gains) losses                        (17)    (17)    (17)
--------------------------------------------------------------
Net postretirement
   benefit expense                      $ 43    $ 48    $ 58


        Discount rates of 7.7%, 8.4% and 7.4% were used to calculate the accumulated postretirement benefit obligation at December 31, 1995, 1994 and 1993, respectively. The assumed health care cost trend rate used in measuring the accumulated postretirement benefit obligation was 13.00% in 1995, declining by .75% per year to an ultimate rate of 8.25%. If the health care cost trend rate assumptions were increased by 1% per year, the APBO as of December 31, 1995 would be increased by approximately 7%. The effect of this change on the sum of the service expense and interest expense components of the postretirement benefit expense for 1995 would also be an increase of 7%.

CURTAILMENT: During 1995, 1994 and 1993, the Corporation recognized net pension and postretirement benefit curtailment losses of $10 million, $7 million and $56 million, respectively. These losses resulted from the net increase in the Corporation's benefit obligation for pension and postretirement benefits for certain employees affected by workforce reductions at several operating units and from enhanced early retirement benefits.

EMPLOYEE SAVINGS PLANS: In 1989, the Corporation established an Employee Stock Ownership Plan (ESOP) to fund the Corporation's match of employee contributions within its savings plan covering substantially all nonunion domestic employees. At that time, the Corporation's Board of Directors authorized 20,000,000 shares of Series A ESOP Convertible Preferred Stock (ESOP Preferred Stock), par value $1.00 per share, having a $4.80 dividend per year. Each share is convertible into one share of Common Stock and has a guaranteed value of $65. Because of the guaranteed value, the ESOP Preferred Stock is classified outside of permanent equity in the Consolidated Balance Sheet. The ESOP Preferred Stock is redeemable, by the Corporation, at a price of $66.92 per share. Upon notice of redemption, the ESOP Trustee has the right to convert each share of ESOP Preferred Stock into one share of Common Stock.
        Since its inception, the ESOP has purchased approximately 14.5 million shares of Preferred Stock to fulfill the Corporation's current and estimated future matching requirements. External borrowing, guaranteed by the Corporation, was obtained for a portion of the share purchases and is reported as debt on the Consolidated Balance Sheet. Shares of ESOP Preferred Stock are committed to each employee based upon fair value at the date earned. To the extent that shares are not sufficient to fulfill the matching commitment, the Corporation must contribute additional ESOP Preferred Stock, Common Stock or cash. At
December 31, 1995, 5.9 million shares had been committed to employees, leaving
7.5 million uncommitted shares in the ESOP trust, with an approximate fair value of $700 million.
        Shares committed to employees generally may not be withdrawn until the employee's termination, disability, retirement or death. Upon withdrawal, shares of the ESOP Preferred Stock must be converted into the Corporation's Common Stock or, if the value of the Common Stock is less than the guaranteed value of the ESOP Preferred Stock, the Corporation must repurchase the shares at their guaranteed value.
        The Corporation and a number of its subsidiaries have additional savings plans in which a portion of employee contributions is matched in cash by the employer. The amount expensed relating to contributions for all savings plans totaled $72 million, $84 million and $77 million for 1995, 1994, and 1993, respectively.

LONG-TERM INCENTIVE PLANS: The Corporation has a Long-Term Incentive Plan (1989
Plan) under which shares of Common Stock may be sold or awarded to officers and key employees.
        The 1989 Plan authorizes various types of market-based incentive and performance-based awards. The exercise price of a stock option, as set at the time of the grant, will not be less than the fair market value of the shares on the date of grant. The maximum number of shares which may be utilized for awards granted during a given calendar year may not exceed 2% of the aggregate shares of Common Stock, common stock equivalents and treasury shares for the preceding year.
        In 1995 the Board of Directors established the Special Retention and Stock Appreciation Program (the 1995 Plan) for certain key employees whose continued performance and retention is deemed to be important to the Corporation. Up to 1,000,000 award units can be granted under the 1995 Plan in any calendar year.
        In June 1995 the Corporation granted a key group of senior executives 600,000 stock appreciation units under the 1995 Plan and 600,000 market-based incentive awards under the 1989 Plan, with a ten year term. The grant price of $78.25 represents the market value per share at the date of grant. They become exercisable only if the closing price of the Corporation's Common Stock averages $114.00 or higher for thirty consecutive days.
        At December 31, 1995, stock options for 3,569,923 shares of Common Stock were exercisable at an average price of $47.73 per share.
        A summary of the transactions under all Plans for the three years ended December 31, 1995 follows:

                                Stock Options             Other
                                         Average      Incentive
                              Shares       Price         Awards
-----------------------------------------------------------------
OUTSTANDING AT:
   DECEMBER 31, 1992       8,443,753      $46.30        590,325
      Granted              1,395,273       47.36        438,865
      Exercised/earned    (2,103,123)      44.62       (338,681)
      Cancelled             (180,846)      48.21        (74,017)
                         -------------               ------------
   DECEMBER 31, 1993       7,555,057       46.92        616,492
      Granted              2,187,250       65.93             --
      Exercised/earned    (1,559,085)      45.17       (493,388)
      Cancelled              (87,086)      58.04        (49,029)
                         -------------               ------------
   DECEMBER 31, 1994       8,096,136       52.27         74,075
      Granted              2,193,500       66.94        984,500
      Exercised/earned    (2,061,590)      47.30        (42,325)
      Cancelled             (193,710)      62.98        (11,000)
                         -------------               ------------
   DECEMBER 31, 1995       8,034,336       57.29      1,005,250


12. CHANGES IN SHAREOWNERS' EQUITY


In Millions of Dollars           1995        1994        1993
---------------------------------------------------------------
COMMON STOCK
Balance at January 1          $ 2,148     $ 2,075     $ 1,965
   Issued under employee
     plans (a)                    101          73         110
---------------------------------------------------------------
BALANCE AT DECEMBER 31        $ 2,249     $ 2,148     $ 2,075
---------------------------------------------------------------
TREASURY STOCK
Balance at January 1          $  (947)    $  (677)    $  (677)
   Purchase of shares (b)        (221)       (270)         --
---------------------------------------------------------------
BALANCE AT DECEMBER 31        $(1,168)    $  (947)    $  (677)
---------------------------------------------------------------
RETAINED EARNINGS
Balance at January 1          $ 2,790     $ 2,466     $ 2,247
   Net income                     750         585         487
   Dividends on Common
     Stock (c)                   (252)       (238)       (224)
   Dividends on ESOP
     Preferred Stock (d)          (27)        (22)        (43)
   Other                           (9)         (1)         (1)
---------------------------------------------------------------
BALANCE AT DECEMBER 31        $ 3,252     $ 2,790     $ 2,466
---------------------------------------------------------------
CURRENCY TRANSLATION
   ADJUSTMENT
Balance at January 1          $  (219)    $  (227)    $  (135)
   Deferred foreign
     currency translation and
     hedging adjustments          (36)        (17)        (88)
   Income (taxes) benefits          9          25          (4)
---------------------------------------------------------------
BALANCE AT DECEMBER 31        $  (246)    $  (219)    $  (227)
---------------------------------------------------------------
MINIMUM PENSION LIABILITY
   ADJUSTMENT
Balance at January 1          $   (20)    $   (39)    $   (30)
   Pension adjustment             (76)         32         (16)
   Income (taxes) benefits         30         (13)          7
---------------------------------------------------------------
BALANCE AT DECEMBER 31        $   (66)    $   (20)    $   (39)

(a) 1,764,974, 1,442,261 and 2,273,625 shares issued, net of 227,561, 200,774, and 21,409 shares purchased and reissued in 1995, 1994 and 1993, respectively.
(b) 2,829,588 and 4,360,000 shares of Common Stock purchased in 1995 and 1994, respectively.
(c) $2.05, $1.90 and $1.80 per share in 1995, 1994 and 1993, respectively.
(d) $4.80 per share, net of income tax benefits of $18 million in 1993.


13. FOREIGN EXCHANGE

The Corporation conducts business in many different currencies and, accordingly, is subject to the inherent risks associated with foreign exchange rate move-ments. The financial position and results of operations of substantially all of the Corporation's significant foreign subsidiaries are measured using the local currency as the functional currency. The aggregate effects of translating the financial statements of these subsidiaries are deferred as a separate component of

Shareowners' equity. The Corporation had foreign currency net assets in nearly forty currencies, aggregating $1.5 billion and $1.6 billion at December 31, 1995 and 1994, respectively. The primary foreign currency net assets, each five percent or more of the Corporation's Shareowners' equity, are set forth below:


In Millions of Dollars          1995    1994
----------------------------------------------
Currency:
   Canadian dollar              $299    $319
   Spanish peseta                240     155
   Japanese yen                  191     190


        In addition, the Corporation has net assets in the People's Republic of China and Hong Kong combined of $156 million and $136 million at December 31, 1995 and 1994, respectively.
        At December 31, 1995 and 1994, the Corporation had $244 million and $469 million notional principal amount of outstanding currency swaps and forward exchange contracts to hedge its foreign net assets. These foreign currency hedges mature ratably over the period 1996 -- 2001.
        Foreign currency commitment and transaction exposures are managed at the operating unit level as an integral part of the business. To the extent that foreign currency exposures cannot be offset or managed to an insignificant amount, then it is the Corporation's policy that these residual foreign currency commitment and transaction exposures be hedged. These hedges are executed by authorized management at the operating units and are scheduled to mature coincident with the timing of the underlying foreign currency commitments and transactions. Certain of these hedges involve the exchange of two foreign currencies according to local needs at foreign operations. Transactions that are hedged include foreign currency denominated receivables and payables on the balance sheet, firm purchase orders and firm sales commitments.
        At December 31, 1995 and 1994, the Corporation had the following amounts related to forward foreign exchange contracts hedging foreign currency transaction and firm commitments:


In Millions of Dollars                        1995       1994
---------------------------------------------------------------
Notional amount:
   Buy contracts                            $2,011     $1,909
   Sell contracts                              495        485
---------------------------------------------------------------
Gains and losses explicitly deferred
   as a result of hedging firm
   commitments:
      Gains deferred                        $   24     $    6
      Losses deferred                           (9)       (25)
---------------------------------------------------------------
                                            $   15     $  (19)


        The deferred gains and losses are expected to be recognized in income over the next two years as these transactions are realized.

14. FINANCIAL INSTRUMENTS
The Corporation operates internationally and, in the normal course of business, is exposed to continuous fluctuations in interest rates, currency values and raw material prices. These fluctuations can increase the costs of financing, invest-ing, and operating the business. The Corporation manages this risk to acceptable limits through the use of derivatives to create offsetting positions in foreign currency, interest rate and raw materials markets. The Corporation views deriva-tive financial instruments as risk management tools and is not party to any leveraged derivatives. The Corporation's policies prohibit speculation in derivatives.
        The notional amounts of derivative contracts are presented in the applicable note to which the derivatives relate. The notional amounts do not represent the amounts exchanged by the parties, and thus are not a measure of the exposure of the Corporation through its use of derivatives. The amounts exchanged by the parties are normally based on the notional amounts and other terms of the derivatives, which relate to exchange rates, interest rates or raw material prices. The value of derivatives is derived from those underlying parameters and changes in the relevant rates or prices.
        By nature, all financial instruments involve market risk and credit risk. The Corporation enters into derivative financial instruments with major investment grade financial institutions. The credit exposure is represented by the fair value of contracts with a positive value in the table below.
        The Corporation has policies to monitor its credit risks of counter-parties to derivative financial instruments. Pursuant to these policies the Corporation periodically performs mark-to-market valuations of its derivative instruments. The Corporation diversifies the counterparties used as a means to limit counterparty exposure and concentration of risk. Credit risk is assessed prior to entering into transactions and periodically thereafter. The Corporation does not anticipate nonperformance by any of these counterparties.
        The following table presents the carrying amounts and fair values of the Corporation's financial instruments at December 31, 1995 and 1994. The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. Significant differences can arise between the fair value and carrying amount of financial instruments at historic cost.

        The carrying amount and fair value of financial instruments is as follows:

                                                                 December 31, 1995               December 31, 1994
                                                              Carrying           Fair         Carrying           Fair
In Millions of Dollars                                          Amount          Value           Amount          Value
-----------------------------------------------------------------------------------------------------------------------
Financial assets:
   Long-term receivables                                        $  126         $  121           $  154         $  136
   Customer financing assets                                       154            153              263            256
Financial liabilities:
   Short-term borrowings                                           294            288              402            398
   Long-term debt                                                1,338          1,588            1,584          1,569
Derivative Financial Instruments:
   Customer Financing Interest Rate Swaps (Note 4):
     In a receivable position                                       --             --               --              3
     In a payable position                                          --             --                1            (18)
   Raw Materials Hedges (Note 5):
     In a receivable position                                       11             (1)              --             --
     In a payable position                                           4              3               --             --
   Debt Interest Rate Hedges (Note 9):
     In a receivable position                                       23             30                3             (1)
     In a payable position                                          23             29                7              7
   Forward Exchange Contracts (Note 13):
     In a receivable position                                       45             65               36             49
     In a payable position                                          18             14               37             39
   Currency Swaps (Note 13):
     In a receivable position                                        1            (16)               1             (2)
     In a payable position                                          89             65               80             77

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

INTEREST RATE HEDGES, FOREIGN CURRENCY CONTRACTS AND RAW MATERIALS HEDGE AGREE-
MENTS: The fair value is the estimated amount that the Corporation would receive or pay to terminate the agreements at the reporting date.

FINANCING COMMITMENTS: The Corporation had outstanding financing commitments totaling approximately $1.0 billion and $1.3 billion at December 31, 1995 and 1994, respectively. Risks associated with changes in interest rates are negated by the fact that interest rates are variable during the commitment term and are set at the date of funding based on current market conditions, the fair value of the underlying collateral and the credit worthiness of the customers. As a result, the fair value of these financings is expected to equal the amounts funded. The fair value of the commitment itself is not readily determinable and is not considered significant. Additional information pertaining to these commitments is included in Note 4.

15. COMMITMENTS AND CONTINGENT LIABILITIES
LEASES
The Corporation and its consolidated subsidiaries occupy space and use certain equipment under lease arrangements. Rent expense in 1995, 1994 and 1993 under such arrangements was $265 million, $302 million and $344 million, respectively. Rental commitments at December 31, 1995 under long-term noncancelable operating leases are as follows (see Note 4 for lease commitments associated with customer financing arrangements):

In Millions of Dollars
----------------------------------------------
1996                                    $184
1997                                     133
1998                                      92
1999                                      70
2000                                      55
After 2000                               190
----------------------------------------------
                                        $724


ENVIRONMENTAL
The Corporation's operations are subject to environmental regulation by federal, state, and local authorities in the United States and regulatory authorities with jurisdiction over its foreign operations.
        It is the Corporation's policy to accrue environmental investigatory and remediation costs when it is probable that a liability has been incurred by the Corporation for known sites and the amount of loss can be reasonably estimated. Where no amount within a range of estimates is more likely, the minimum is accrued. Otherwise, the most likely cost to be incurred is accrued. The measure-ment of the liability is based on an evaluation of currently available facts with respect to each individual site and takes into account factors such as existing technology, presently enacted laws and regulations, and prior experience in remediation of contaminated sites.
        Where the Corporation is not the only party responsible for the remedia-tion of a site, the Corporation considers its likely proportionate share of the anticipated remediation expense in establishing a provision for those costs. Included within the sites known to the Corporation are those sites at which the Corporation has been identified as a potentially responsible party under the Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA" or Superfund). Under the provisions of this statute, the Corporation may be held liable for all costs of environmental remediation without regard to the legality of the Corporation's actions resulting in the contamination. In estimating its liability for remediation, the Corporation considers its likely proportionate share of the anticipated remediation expense and the ability of the other potentially responsible parties to fulfill their obligations.
        Some of the Corporation's liabilities, including certain Superfund liabilities, relate to facilities that were acquired by the Corporation with indemnities from the sellers or former owners. In estimating the potential liability at these sites, the Corporation has considered the indemnification separately from the liability.
        The Corporation has had liability and property insurance in force over its history with a number of insurance companies, and the Corporation has com-menced litigation seeking indemnity and defense under these insurance policies in relation to its environmental liabilities. Settlements to date, which have not been material, have been recorded upon receipt. While the litigation against the Corporation's historic liability insurers has concluded, it is expected that the case against the Corporation's property insurers will last several years. Environmental liabilities are not reduced by potential insurance reimbursements.

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

        The Corporation has accrued its liability for environmental investiga-tion and remediation, performance guarantees, and other litigation and claims based on management's estimate of the probable outcome of these matters. While it is possible that the outcome of these matters may differ from the recorded liability, management believes that resolution of these matters will not have a material adverse effect upon either results of operations, cash flows, or financial position of the Corporation.

16. BUSINESS SEGMENT FINANCIAL DATA
The Corporation and its subsidiaries design, develop, manufacture and sell high-technology products, classified in five principal business segments.
        Otis products include elevators and escalators, substantial service, maintenance and spare parts sold to a diversified international customer base in commercial real estate development.
        Carrier products include heating, ventilating and air conditioning equipment, and transport and commercial refrigeration equipment and service to a diversified international customer base in commercial and residential real estate development.
        Automotive products include electrical wiring systems, electromechanical and hydraulic devices, electric motors, car and truck interior trim components, steering wheels, instrument panels and other products for the automotive industry principally in North America and Europe.
        Pratt & Whitney products are principally aircraft engines and substan-tial spare parts sold to a diversified customer base including international and domestic commercial airlines and aircraft leasing companies, aircraft manufac-turers, regional and commuter airlines, and U.S. and non-U.S. governments. Pratt & Whitney also produces modified aircraft engines which are used for electrical power generation and other applications.
        The Flight Systems segment includes Sikorsky Aircraft and Hamilton Standard, as well as Norden Systems through May 31, 1994. Sikorsky Aircraft products include helicopters and spare parts sold primarily to U.S. and non-U.S. governments. Hamilton Standard products include propellers and fuel and environmental control systems sold primarily to U.S. and non-U.S. governments, aerospace and defense prime contractors, and airframe and jet engine manufacturers. Hamilton Standard products also include fuel cells sold primarily to commercial manufacturers. Norden Systems products included cockpit and integrated display systems sold primarily to the U.S. Government.
        Business segment information for the three years ended December 31, 1995 follows:

BUSINESS SEGMENTS

                                                Total Revenues                                 Operating Profits
In Millions of Dollars                1995            1994            1993            1995            1994            1993
----------------------------------------------------------------------------------------------------------------------------
Otis                               $ 5,287         $ 4,644         $ 4,418          $  511          $  421          $  377
Carrier                              5,456           4,919           4,480             354             278             226
Automotive                           3,061           2,683           2,378             180             182             148
Pratt & Whitney                      6,170           5,846           6,317             530             380             186
Flight Systems                       2,947           3,218           3,555             209             282             355
Corporate items and eliminations      (119)           (113)            (67)              2               1               1
----------------------------------------------------------------------------------------------------------------------------
Total                              $22,802         $21,197         $21,081           1,786           1,544           1,293
----------------------------------------------------------------------------------------------------------------------------
Financing revenues and other
   income, net                                                                         (23)            (17)             36
Interest expense                                                                      (244)           (275)           (251)
General corporate expenses                                                            (175)           (176)           (169)
----------------------------------------------------------------------------------------------------------------------------
Consolidated income before income
   taxes and minority interests                                                     $1,344          $1,076          $  909

                                       Identifiable Assets             Capital Expenditures          Depreciation and Amortization
In Millions of Dollars             1995       1994       1993       1995       1994       1993       1995        1994         1993
-----------------------------------------------------------------------------------------------------------------------------------
Otis                            $ 2,613    $ 2,068    $ 1,689       $115       $101       $124       $108        $103         $ 97
Carrier                           2,959      2,776      2,639        151        134        176        134         136          132
Automotive                        1,875      1,818      1,548        140        151        141        122         106           96
Pratt & Whitney                   4,215      4,221      4,437        240        226        256        314         323          320
Flight Systems                    1,425      1,720      1,844        106        130        135        127         140          141
Corporate items
   and eliminations               2,871      3,021      3,461         28         17         14         39          32           29
-----------------------------------------------------------------------------------------------------------------------------------
Consolidated total              $15,958    $15,624    $15,618       $780       $759       $846       $844        $840         $815

 GEOGRAPHIC AREAS

                                         Total Revenues              Intergeographic Revenues             External Revenues
In Millions of Dollars             1995       1994       1993       1995       1994       1993       1995       1994         1993
-----------------------------------------------------------------------------------------------------------------------------------
United States operations        $13,968    $13,545    $13,786    $   534    $   457      $ 427    $13,434    $13,088      $13,359
International operations:
   Europe                         4,769      4,119      3,988        170        144         92      4,599      3,975        3,896
   Asia Pacific                   3,024      2,461      2,094        317        180        159      2,707      2,281        1,935
   Other                          2,463      2,210      2,064        421        385        268      2,042      1,825        1,796
Corporate items
   and eliminations              (1,422)    (1,138)      (851)    (1,442)    (1,166)      (946)        20         28           95
-----------------------------------------------------------------------------------------------------------------------------------
Total                           $22,802    $21,197    $21,081    $    --    $    --      $  --    $22,802    $21,197      $21,081

                                        Operating Profits               Identifiable Assets
In Millions of Dollars            1995        1994       1993       1995       1994       1993
------------------------------------------------------------------------------------------------
United States operations        $  773     $   746    $   619    $ 7,110    $ 7,912    $ 7,849
International operations:
   Europe                          457         399        348      2,540      2,199      1,839
   Asia Pacific                    235         200        177      2,078      1,524      1,397
   Other                           321         204        156      1,357      1,022      1,123
Corporate items
   and eliminations                 --          (5)        (7)     2,873      2,967      3,410
------------------------------------------------------------------------------------------------
Total                           $1,786      $1,544     $1,293    $15,958    $15,624    $15,618

REVENUES: Total revenues by business segment and geographic area include inter-segment and intergeographic sales and transfers between geographic areas. Generally, such sales and transfers are made at prices approximating those which the selling or transferring entity is able to obtain on sales of similar products to unaffiliated customers.
        Revenues include sales under prime contracts and subcontracts to the U.S. Government, for the most part Pratt & Whitney and Flight Systems products, as follows:


In Millions of Dollars            1995      1994      1993
------------------------------------------------------------
Pratt & Whitney                 $1,841    $1,830    $1,930
Flight Systems                   1,780     1,948     2,042


        Sales to Ford Motor Company, Automotive's largest customer, comprised approximately 40%, 37% and 41% of Automotive's revenues in 1995, 1994 and 1993, respectively.
        Revenues from United States operations include export sales as follows:


In Millions of Dollars            1995      1994      1993
------------------------------------------------------------
Europe                          $  869    $  737    $  932
Asia Pacific                     1,686     1,772     1,677
Other                              712       599       894
------------------------------------------------------------
                                $3,267    $3,108    $3,503


        Export sales include direct sales to commercial customers outside the United States and sales to the U.S. Government, commercial and affiliated cus-tomers which are known to be for resale to customers outside the United States.

IDENTIFIABLE ASSETS: Identifiable assets are those which are specifically iden-tified with the business segments and geographic areas in which operations are conducted. General corporate assets consist principally of customer financing subsidiaries, future income tax benefits, and investments in other companies.

ELIMINATIONS: Eliminations made in reconciling business and geographic area data with the related consolidated amounts include intersegment sales and transfers between geographic areas, unrealized profits in inventory and similar items.

SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)


In Millions of Dollars (except per share amounts)    Quarter Ended     March 31      June 30      September 30      December 31
---------------------------------------------------------------------------------------------------------------------------------
1995
Sales                                                                    $5,318       $5,774            $5,604           $5,928
Gross profit                                                              1,135        1,288             1,279            1,322
Net income                                                                  135          218               210              187
Earnings per share of Common Stock and
   common stock equivalents                                                1.03         1.65              1.60             1.42

1994
Sales                                                                    $4,745       $5,306            $5,135           $5,615
Gross profit                                                              1,010        1,104             1,124            1,231
Net income                                                                   67          165               188              165
Earnings per share of Common Stock and
   common stock equivalents                                                0.50         1.23              1.41             1.26


COMPARATIVE STOCK DATA


                                    1995                                               1994
Common Stock            High         Low       Dividend                   High          Low           Dividend
----------------------------------------------------------------------------------------------------------------
  First Quarter       69 1/2      62 1/4      $     .50                 72           58              $     .45
  Second Quarter      79 3/8      67 1/2            .50                 68 1/4       60 3/4                .45
  Third Quarter       88 5/8      78                .50                 67 3/4       59 3/4                .50
  Fourth Quarter      97 3/4      82 7/8            .55                 64 1/2       55                    .50

The Corporation's Common Stock is listed on the New York Stock Exchange. The high and low prices are based on the Composite
Tape of the New York Stock Exchange. There were approximately 24,000 common shareowners of record at December 31, 1995.