Form 10-K, Exhibit 13
period 1996-12-31
UNITED TECHNOLOGIES CORP /DE/
filed 1997-02-07
CIK 101829

                                                                     EXHIBIT 13


FIVE YEAR SUMMARY

In Millions of Dollars (except per share amounts)             1996            1995            1994            1993            1992
------------------------------------------------------------------------------------------------------------------------------------
FOR THE YEAR
Sales                                                   $   23,273      $   22,624      $   20,801      $   20,736      $   21,641
Research and development                                     1,122             963             978           1,137           1,221
Income before cumulative effect
  of accounting principle changes                              906             750             585             487              35
Net income (loss)                                              906             750             585             487            (287)
Earnings (loss) per share before cumulative effect of
  accounting principle changes:
  Primary                                                     3.45            2.85            2.20            1.77            (.03)
  Fully diluted                                               3.45            2.85            2.20            1.65            (.03)
Earnings (loss) per share:
  Primary                                                     3.45            2.85            2.20            1.77           (1.34)
  Fully diluted                                               3.45            2.85            2.20            1.65           (1.34)
Cash dividends per common share                               1.10           1.025             .95             .90             .90
Average number of shares of Common Stock
  outstanding (thousands):
  Primary                                                  261,123         260,956         263,586         251,994         246,476
  Fully diluted                                            261,123         260,956         263,586         279,228         274,314
Return on average common shareowners'
  equity, after tax                                          21.1%           18.6%           15.4%           13.1%          (8.7)%

AT YEAR END
Net working capital                                     $    2,221      $    2,293      $    1,675      $      786      $    1,064
  Current asset ratio                                     1.3 to 1        1.3 to 1        1.3 to 1        1.1 to 1        1.2 to 1
Total assets                                                16,745          15,958          15,624          15,618          15,928
Long-term debt, including current portion                    1,534           1,747           2,041           2,179           2,769
Total debt                                                   1,785           2,041           2,443           2,959           3,146
  Debt to total capitalization                                 29%             34%             39%             45%             48%
Net debt (total debt less cash)                                658           1,141           2,057           2,538           2,792
  Net debt to total capitalization                             13%             22%             35%             41%             45%
ESOP Preferred Stock, net                                      434             398             339             176             151
Shareowners' equity                                          4,306           4,021           3,752           3,598           3,370
Equity per common share                                      18.09           16.47           15.24           14.27           13.62
Number of employees:
  United States                                             69,800          70,900          75,900          81,700          91,400
  Europe                                                    42,400          40,700          41,500          40,300          40,600
  Asia Pacific                                              27,600          25,600          21,000          15,900          17,300
  Other                                                     34,000          33,400          33,100          30,700          28,700
  Total                                                    173,800         170,600         171,500         168,600         178,000

Equity per common share is based on shares outstanding at each year end.
1992 through 1995 common share and per share amounts are adjusted to give retroactive effect to the 2-for-1 stock split.


MANAGEMENT'S DISCUSSION AND ANALYSIS


MANAGEMENT'S DISCUSSION AND ANALYSIS OF
RESULTS OF OPERATIONS AND FINANCIAL POSITION
The Corporation's Otis, Carrier and UT Automotive subsidiaries serve customers in the commercial property, residential housing and automotive businesses. Additionally, the Corporation's Pratt & Whitney, Sikorsky and Hamilton Standard businesses serve commercial and government customers in the aerospace industry. See Note 15 of Notes to Consolidated Financial Statements for the operating results of the Corporation's business segments.

BUSINESS ENVIRONMENT
A principal strategic objective of the Corporation has been to expand its business operations overseas to gain market access and extend global market leadership. Growth has been particularly strong in the Asia Pacific region as the Corporation continues to benefit from early investment in this area. As worldwide businesses, the Corporation's operations are affected by global and regional economic factors. Revenues from outside the U.S., including U.S. export sales, in dollars and as a percentage of consolidated revenues are as follows:

In Millions of Dollars          1996     1995     1994    1996    1995    1994
--------------------------------------------------------------------------------
Europe                       $ 4,800  $ 4,599  $ 3,975     20%     20%     19%
Asia Pacific                   3,042    2,707    2,281     13%     12%     11%
Other                          2,238    2,042    1,825     10%      9%      8%
U.S. Exports                   3,124    3,267    3,108     13%     14%     15%
                           -----------------------------------------------------
International
  Revenues                   $13,204  $12,615  $11,189     56%     55%     53%
                           -----------------------------------------------------

   As part of its globalization strategy, the Corporation has increased its investments in the People's Republic of China (PRC), the former Soviet Union and other emerging nations which carry higher levels of currency, political and economic risks. At December 31, 1996, the Corporation's net investment in any one of these countries was less than 4% of consolidated equity. The Corporation's combined revenues in the PRC and Hong Kong, including U.S. export sales, were $1,005 million, $901 million and $742 million in 1996, 1995 and 1994, respectively.

OTIS is the world's largest elevator and escalator manufacturing and service company. Otis' business is impacted by global and regional economic factors, particularly fluctuations in commercial construction which affect new equipment installations, and labor costs which can impact service and maintenance margins on installed elevators and escalators. The elevator and escalator service market remains an important aspect of Otis' business. Eighty-five percent of Otis' revenues were generated outside the U.S. in 1996. Accordingly, changes in foreign currency rates affect the translation of Otis' operating results into U.S. dollars for financial reporting purposes.
   During 1996, U.S. office building construction starts were higher than the prior year and commercial vacancy rates continued to improve. In Europe, new equipment sales remain flat, but a growing base of service business has enabled Otis to maintain solid performance. Otis continues to benefit from its investment strategy in the Asia Pacific region where construction activity and economic growth rates remain strong.

CARRIER is the world's largest manufacturer of commercial and residential heating, ventilating and air conditioning (HVAC) systems and equipment. Carrier is also an important supplier of ship container and trailer transportation cooling equipment. During 1996, 55% of Carrier's revenues were generated by international operations and U.S. exports. Accordingly, Carrier is impacted by commercial and residential construction activity worldwide, as well as changes in foreign currency rates which affect the translation of Carrier's operating results into U.S. dollars for financial reporting purposes.
   U.S. residential housing starts increased approximately 9% over 1995, while commercial construction starts in the U.S. were lower than in 1995. Construction activity in Asia remained strong, while Europe remained weak.

UT AUTOMOTIVE (UTA) develops and manufactures a wide variety of electrical and interior trim systems and components for original equipment manufacturers (OEMs) in the automotive industry. Sales to Ford Motor Company, UTA's largest customer, comprised approximately 38% of UTA's revenues in 1996. UTA also has important relationships with Chrysler Corporation and General Motors Corporation as well as PSA, Renault, Volvo and Fiat in Europe and the New American Manufacturing divisions of Japanese automotive OEMs.
   North American car and light truck production was essentially flat in 1996, while European car sales were higher, compared to 1995. UTA's revenues benefited from higher vehicle content in North America and higher volumes in Europe. However, the automotive OEMs apply significant pricing pressures on UTA and their other suppliers and have required suppliers to bear an increasing portion of engineering, development and tooling expenditures.

COMMERCIAL AEROSPACE
The financial performance of the Corporation's Pratt & Whitney and Flight Systems segments is directly tied to the aviation industry. Pratt & Whitney is a major supplier of commercial, general aviation and military aircraft engines, along with spare parts, product support and a full range of overhaul and repair services. The Flight Systems segment provides fuel, environmental and flight control systems and propellers for commercial aircraft through Hamilton Standard and helicopters through Sikorsky Aircraft.
   Worldwide airline profits continue to improve as a result of increased load factors and lower costs. U.S. airlines remain disciplined with moderate expansion plans as near term profitability is primarily being used to improve financial condition from historically weak levels. Strong economic growth continues to drive new aircraft orders from the Asia Pacific region, while European airline financial resources remain constrained in the near term by increasing competition, higher cost structures and privatization.
   Pratt & Whitney's mix of large commercial engine shipments has shifted to newer, higher thrust engines for wide-bodied aircraft. This market is very price and product competitive and the newer engines, through technological improvements and fewer parts, will require fewer spare parts than older engines.

   The follow-on spare parts sales for Pratt & Whitney engines in service have traditionally been an important source of profit for the Corporation. The large investment required for new aircraft, coupled with performance improvements and hush-kit upgrades to older aircraft and engines, have resulted in lengthened lives of older aircraft in operation, including those with Pratt & Whitney engines.

GOVERNMENT BUSINESS
During 1996, the Corporation's sales to the U.S. Government were $3,382 million or 15% of total sales, a decline from $3,651 million or 16% of total sales in 1995 and $3,809 million or 18% of total sales in 1994.
   The defense portion of the Corporation's aerospace businesses continues to respond to a changing global political environment. The U.S. defense industry continues to downsize and consolidate in response to continued pressure on U.S. defense spending. As a result, the Corporation has continued to reduce its reliance on U.S. defense contracts.
   Sikorsky will continue to supply Black Hawk helicopters to the U.S. and foreign governments under contracts extending through 1998, albeit at lower volumes than in the past. The program plan for the development of the U.S. Army Comanche helicopter now supports completion of the prototype development and flight testing. A commitment to production has not been made.
   The significant decrease in the U.S. defense procurement of helicopters in recent years has placed the U.S. helicopter manufacturers under some of the same pressures that have led to consolidation in other segments of the U.S. defense industry. Sikorsky expects to maintain its market position by improving its products for both its U.S. and foreign government customers. In addition, an international team led by Sikorsky is developing the S-92, a large cabin derivative of the Black Hawk family, for commercial and military markets.
   Pratt & Whitney continues to deliver F100 engines and military spare parts to both U.S. and foreign governments. Pratt & Whitney's engines will power two of the primary U.S. Air Force programs of the future: the C-17 airlifter which is currently in production, and the F-22 fighter which is currently being developed. In 1996, derivatives of Pratt & Whitney's F119 engine were chosen to provide power for the Joint Strike Fighter demonstration aircraft. The Joint Strike Fighter program is intended to lead to the development of a single aircraft and engine that, with minor modifications, would satisfy future strike requirements of the U.S. Navy, Air Force, and Marine Corps and the United Kingdom Royal Navy.

RESULTS OF OPERATIONS
Revenues:
Increased 3% or $710 million from 1995 to 1996.
Increased 8% or $1,605 million from 1994 to 1995.

In Millions of Dollars           1996          1995          1994
-------------------------------------------------------------------
Product sales                 $18,247       $17,972       $16,670
Service sales                   5,026         4,652         4,131
Financing revenues
  and other                       239           178           396

   During 1996, UTC's commercial and industrial revenues increased 7% and aerospace and defense revenues increased 2%, excluding the impact of Pratt & Whitney's change in classification of sales as described in Note 1 of the Notes to Consolidated Financial Statements. The Corporation estimates that increases in selling prices to customers averaged approximately 1% and 2% in 1996 and 1995, respectively. Foreign currency translation had an unfavorable effect on 1996 revenue; excluding this effect, consolidated revenues would have increased by 4% and 6% in 1996 and 1995, respectively, indicating that the real volume of revenues increased 3% in 1996 and 4% in 1995.
   Financing revenues and other income, less other deductions increased $61 million in 1996 and decreased $218 million in 1995. Financing revenues and other income, less other deductions increased in 1996 principally due to a gain on the sale of UT Automotive's steering wheels business in the fourth quarter. The gain was partially offset by lower financing revenues in 1996, associated with a lower customer financing asset base. In addition, 1995 included gains realized on the sale of customer financing assets and the sale of a joint venture interest in Carrier's Arkadelphia scroll compressor plant. Financing revenues and other income, less other deductions decreased $218 million in 1995 from 1994, in part due to lower financing revenues associated with a lower customer financing asset base. In addition, 1994 included an $87 million gain on the sale of the interest in Westland Group plc, the sale of an additional participation interest in the PW4000 engine program by Pratt & Whitney and insurance litigation settlements, partially offset by a $51 million charge relating to the adoption of AICPA Statement of Position 93-6, "Employers' Accounting for Employee Stock Ownership Plans."

In Millions of Dollars           1996          1995          1994
-------------------------------------------------------------------
Cost of products
  sold                        $14,625       $14,793       $13,773
Product margin %                19.8%         17.7%         17.4%
Cost of services
  sold                        $ 3,112       $ 2,807       $ 2,559
Service margin %                38.1%         39.7%         38.1%

   Product margin as a percentage of sales increased 2.1 percentage points compared to 1995 primarily as a result of improved margin percentages at Pratt & Whitney, Carrier, and Flight Systems as a result of the Corporation's continuing efforts to reduce manufacturing costs and floor space. Service margin as a percentage of sales decreased 1.6 percentage points compared to 1995 with Otis, Carrier, and Pratt & Whitney all experiencing declines.

In Millions of Dollars           1996          1995          1994
-------------------------------------------------------------------
Research and
  development                  $1,122          $963          $978
Percent of sales                 4.8%          4.3%          4.7%

   Research and development expenses increased $159 million (17%) in 1996 while decreasing $15 million in 1995. The 1996 increase occurred in most segments, but principally at Pratt & Whitney's general aviation and power generation businesses. The decrease in 1995 occurred principally in the Flight Systems segment as several development programs at Hamilton Standard reached completion. Research and development expenses in 1997 are expected to remain between 4% and 5% of sales.

[Bar Charts - Page 23]
                                      1992    1993    1994    1995    1996
GLOBAL GROWTH ($ Billions)
     International Revenues          $11.4   $11.1   $11.2   $12.6   $13.2
          Domestic Revenues          $10.6   $10.0   $10.0   $10.2   $10.3

GROSS MARGIN (% of Sales)
              Product Sales          16.6%   18.0%   17.4%   17.7%   19.8%
              Service Sales          36.5%   36.8%   38.1%   39.7%   38.1%

In Millions of Dollars           1996          1995          1994
-------------------------------------------------------------------
Selling, general and
  administrative               $2,872        $2,651        $2,536
Percent of sales                12.3%         11.7%         12.2%

   Selling, general and administrative expenses increased six-tenths of a percentage point as a percentage of sales during 1996 and decreased one-half of a percentage point during 1995. The 1996 increase, although somewhat mitigated by ongoing cost reduction efforts, was attributable to higher expenses for incentive based compensation plans and litigation costs. The 1995 decrease resulted principally from the effects of the Corporation's cost reduction efforts.

In Millions of Dollars           1996          1995          1994
-------------------------------------------------------------------
Interest expense                 $221          $244          $275

   Interest expense decreased 9% in 1996 and 11% in 1995 mainly due to reduced average borrowing levels as the Corporation continued to retire or extinguish debt with its improved cash flow.

                                 1996          1995          1994
-------------------------------------------------------------------
Average interest
  rate on short-term
  borrowings                    11.8%          8.8%          6.3%
Average interest
  rate on total debt
  (including the effect of
  interest rate hedges)          8.7%          8.5%          7.6%

   The weighted-average rate applicable to debt outstanding at December 31, 1996 was 9.6% for short-term borrowings and 7.9% for total debt, including the effect of interest rate hedges. The average interest rate on short-term borrowings increased 3 percentage points in 1996 primarily due to the reduction in lower rate domestic debt. Short-term borrowing rates exceed those of total debt due to higher short-term borrowing rates in certain foreign operations.

                                 1996          1995          1994
-------------------------------------------------------------------
Effective income tax rate       33.5%         34.5%         35.7%

   The Corporation has reduced its effective income tax rate over the last three years by implementing tax reduction strategies.
   The future tax benefit arising from net deductible temporary differences is $1,561 million and relates to expenses recognized for financial reporting purposes which will result in tax deductions over varying future periods. Management believes that the Corporation's earnings during the periods when the temporary differences turn around will be sufficient to realize those future income tax benefits.
   While some tax credit and loss carryforwards have no expiration date, certain foreign and state tax loss carryforwards arise in a number of different taxing jurisdictions with expiration dates beginning in 1997. For those jurisdictions where the expiration date or the projected operating results indicate that realization is not likely, a valuation allowance has been provided. U.S. foreign tax credit carryforwards, which require future foreign source income to be utilized, expire after five years and are reserved through valuation allowances.
   The Corporation believes, based upon a review of prior period income tax returns, that it is entitled to income tax refunds for prior periods. These potential refunds will be reviewed as part of the examination of the Corporation's income tax returns by the Internal Revenue Service and the impact on the Corporation's liability for income taxes for these years cannot presently be determined.

Net income:
Increased 21% or $156 million from 1995 to 1996.
Increased 28% or $165 million from 1994 to 1995.

   On September 30, 1996, the Corporation announced a two-for-one stock split which was paid on December 10, 1996 in the form of a stock dividend. All common share and per share amounts in this report reflect the stock split.

SEGMENT REVIEW

                                       Revenues                 Operating Profits          Operating Profit Margin
In Millions of Dollars         1996      1995      1994      1996      1995      1994      1996      1995      1994
---------------------------------------------------------------------------------------------------------------------
Otis                         $5,595    $5,287    $4,644      $524      $511      $421      9.4%      9.7%      9.1%
Carrier                       5,958     5,456     4,919       422       354       278      7.1%      6.5%      5.7%
Automotive                    3,233     3,061     2,683       196       180       182      6.1%      5.9%      6.8%
Pratt & Whitney               6,201     6,170     5,846       637       530       380     10.3%      8.6%      6.5%
Flight Systems                2,651     2,947     3,218       234       209       282      8.8%      7.1%      8.8%

1996 COMPARED TO 1995
OTIS segment revenues for 1996 increased $308 million (6%) over 1995. Excluding the unfavorable impact of foreign currency translation, 1996 revenues would have increased approximately 9% over 1995 with all geographic regions showing an increase compared to last year. Acquisitions in 1996 and 1995 had a positive impact on 1996 revenues.
   Segment operating profits for Otis in 1996 increased $13 million (3%) compared to 1995. Excluding the effect of foreign currency translation, Otis' operating profits would have increased 6% compared to 1995. North America, Latin America and Asia Pacific regions showed an increase over 1995. European operations were flat as a result of 1996 charges related to headcount reductions and the closure of a manufacturing facility.

CARRIER segment revenues for 1996 increased $502 million (9%) over 1995.
Foreign currency translation had a minimal impact on 1996 revenues. Revenues increased in all geographic regions led by strong growth in the Asia Pacific region and a strong summer selling season in North America.
   Carrier segment operating profits for 1996 increased $68 million (19%) compared to 1995, with foreign currency translation having little effect. Improvements were driven by strong demand for residential and commercial packaged air conditioning in North America, continued growth in the Asia Pacific region and strong performance in Latin America, while European operations remained essentially flat. Carrier Transicold results were lower in 1996 due to softness in the transport refrigeration business in the second half of the year.

AUTOMOTIVE segment revenues increased $172 million (6%) in 1996, primarily due to higher vehicle content in North America, higher industry volumes in Europe and a fourth quarter gain realized on the sale of the steering wheels business.
   Automotive segment operating profits for 1996 increased $16 million (9%) compared to 1995. The increase is due to the fourth quarter gain of $78 million on the sale of the steering wheels business, which was largely offset by fourth quarter 1996 charges for cost reduction and other actions, including the discontinuance of certain product lines and the consolidation of certain production facilities. These actions were taken in response to changing industry conditions and to enhance Automotive's cost structure and competitive position. In addition, the Interiors business continues to experience manufacturing problems and higher costs to implement turn around strategies. The 1996 results also include costs associated with the agreement reached with Ford Motor Company regarding UT Automotive's participation in the costs of a Ford recall program in the second quarter of 1996. 1995 results also include a fourth quarter provision for cost reduction actions.

PRATT & WHITNEY segment revenues for 1996 increased $31 million compared to 1995. Revenues for 1996 reflect the impact of the change in classification of sales associated with Pratt & Whitney's strategic alliances and related collaborative arrangements on its engine programs as described in Note 1 of the Notes to Consolidated Financial Statements. This reclassification did not affect operating profits or assets. While 1995 amounts were not reclassified, the impact would have been a reduction of revenues and cost of sales of approximately $400 million. 1996 benefited from increases in the commercial and government after-market and general aviation businesses.
   Pratt & Whitney segment operating profits increased $107 million (20%) compared to 1995. The increase reflects continued margin improvements in the commercial and government after-market and general aviation businesses, more than offsetting planned increases in research and development spending and higher selling, general and administrative expenses.

FLIGHT SYSTEMS segment revenues for 1996 decreased $296 million (10%) from 1995 due to fewer helicopter shipments.
   Flight Systems operating profits increased $25 million (12%) in 1996. The 1996 results reflect continuing performance improvements at Hamilton Standard partially offset by lower 1996 helicopter volume at Sikorsky. In addition, 1995 results include costs associated with selling the wafer fabrication facility of Hamilton Standard's Microelectronics Center and a service and warranty provision for a Hamilton Standard propeller.

1995 COMPARED TO 1994
OTIS segment revenues for 1995 increased $643 million (14%) over 1994. Excluding the favorable impact of foreign exchange translation effects, 1995 revenues increased approximately 8% over 1994 with all geographic regions showing an increase compared to the prior year, led by the Asia Pacific region.
   Segment operating profits for Otis in 1995 increased $90 million (21%) compared to 1994. Approximately one-third of the increase was due to favorable foreign exchange translation effects with the balance due to improved performance, principally in the service businesses. All geographic regions registered increases over the prior year with the strongest gain coming from the Asia Pacific region.

CARRIER segment revenues for 1995 increased $537 million (11%) over 1994. Excluding the favorable impact of foreign exchange translation effects, 1995 revenues increased approximately 8% over 1994. Revenues increased in all businesses led by strong growth in the Asia Pacific region and a strong summer selling season in North America.
   Carrier segment operating profits for 1995 increased $76 million (27%) compared to 1994. Approximately one-fourth of the increase was due to favorable foreign exchange translation effects with the balance due to improved performance in all businesses compared to 1994. 1995 results also include a gain from selling a joint venture interest in its Arkadelphia scroll compressor plant, which was substantially offset by charges for closure and consolidation of certain facilities and start-up costs of four new joint ventures in the PRC.

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

PRATT & WHITNEY segment revenues for 1995 increased $324 million (6%) from 1994. The increase reflects higher volumes in Pratt & Whitney's commercial and general aviation businesses.
   Pratt & Whitney segment operating profits increased $150 million (39%) from 1994, $50 million attributable to a 1994 downsizing charge. Excluding the 1994 downsizing charge, the 1995 increase over 1994 was $100 million or 23%, reflecting higher revenues and improved margins. Improved results were partially offset by increases to manufacturing cost estimates on commercial engine contracts, principally higher than anticipated production costs on the PW4084 engine, and the absence of the 1994 sale of a participation interest in the PW4000 engine program.

FLIGHT SYSTEMS segment revenues for 1995 decreased $271 million (8%) from 1994. The decrease is the result of lower 1995 revenues at Sikorsky due to lower helicopter sales as well as the 1994 sale of shares of Westland Group plc, and the 1994 Norden divestiture.
   Flight Systems operating profits decreased $73 million (26%) in 1995. The 1994 results include an $87 million gain realized on the sale of shares of Westland Group plc and $35 million in downsizing charges at Hamilton Standard. Operating profits excluding those items decreased $21 million. The 1995 results reflect improved operating performance at Hamilton Standard, offset by a service and warranty provision for a Hamilton Standard propeller, costs associated with selling the wafer fabrication facility of Hamilton Standard's Microelectronics Center and lower helicopter volumes and workforce reduction charges at Sikorsky.

[Bar Charts - Page 25]
                                      1992    1993    1994    1995    1996
RESEARCH AND DEVELOPMENT
(% of Sales)                          5.6%    5.5%    4.7%    4.3%    4.8%

SELLING, GENERAL AND ADMINISTRATIVE
(% of Sales)                         13.9%   12.3%   12.2%   11.7%   12.3%

LIQUIDITY AND FINANCING COMMITMENTS
Management assesses the Corporation's liquidity in terms of its overall ability to generate cash to fund its operating and investing activities. Significant factors affecting the management of liquidity are cash flows generated from operating activities, capital expenditures, customer financing requirements, adequate bank lines of credit, and financial flexibility to attract long-term capital with satisfactory terms.

In Millions of Dollars           1996          1995          1994
-------------------------------------------------------------------
Net Cash Flows from
  Operating Activities         $2,095        $2,044        $1,357
Capital expenditures             (794)         (780)         (759)
Decrease in
  customer financing
  assets, net                      48           235           297
Common Stock repurchase          (459)         (221)         (270)
Change in total debt             (256)         (402)         (516)
Change in net debt               (483)         (916)         (481)

   Cash flows from operating activities increased $51 million in 1996 compared to 1995. The improvement resulted primarily from improved operating performance.
   Cash flows from investing activities were a net use of funds of $802 million during 1996 compared to a $654 million net use of funds in 1995. While capital expenditures in 1996 were comparable to 1995, the Corporation expects 1997 capital spending to be moderately higher than 1996. Customer financing activity was a net source of funds of $48 million and $235 million in 1996 and 1995, respectively. 1996 results reflect lower customer financing asset sales than in 1995. While the Corporation expects that customer financing will be a net use of funds in 1997, actual funding is subject to usage under existing customer financing commitments. Acquisitions and dispositions of business units were a net use of investment funds in 1996 and 1995. The increase in funding for acquisitions in 1996 is attributable to the acquisition of a UK elevator company by Otis, UT Automotive's ownership increase in a European subsidiary and the purchase of a European transportation air conditioning company and a French commercial refrigeration distribution company by Carrier. Acquisition funding in 1995 included the acquisition of Boral Building Technologies, an Australian elevator company. Proceeds from the disposition of business units in 1996 included the sale of UT Automotive's steering wheels business. Proceeds in 1995 included the sale of a joint venture interest in Carrier's Arkadelphia scroll compressor plant.
   Financing cash flows include the Corporation's repurchase of $459 million of Common Stock during 1996, representing eight million shares, under previously announced stock repurchase programs. These stock repurchase programs were undertaken, in part, to counter the dilutive effects of shares issued under employee compensation and benefit programs.

In Millions of Dollars                         1996          1995
-------------------------------------------------------------------
Cash and cash equivalents                    $1,127        $  900
Total debt                                    1,785         2,041
Net debt (total debt less cash)                 658         1,141
Shareowners' equity                           4,306         4,021
Debt to total capitalization                    29%           34%
Net debt to total capitalization                13%           22%

   The Corporation manages its worldwide cash requirements considering available funds among the many subsidiaries through which it conducts its business and the cost effectiveness with which those funds can be accessed. The repatriation of cash balances from certain of the Corporation's subsidiaries could have adverse tax consequences; however, those balances are generally available without legal restrictions to fund ordinary business operations. The Corporation has and will continue to transfer cash from those subsidiaries to the parent and to other international subsidiaries when it is cost effective to do so.
   At December 31, 1996, the Corporation had credit commitments from banks totaling $1.1 billion under a Revolving Credit Agreement. The agreement provides for borrowings at prevailing interest rates up to the prime rate and expires September 30, 1999. At December 31, 1996, there were no borrowings under the Revolving Credit Agreement. Long-term financing will continue to be considered in the future if conditions are advantageous, and in that regard, under an effective Registration Statement on file with the Securities and Exchange Commission at December 31, 1996, up to $871 million of medium-term and long-term debt of the Corporation could be issued.
   During 1995, the Corporation cancelled $600 million of outstanding interest rate swap contracts to fix interest rates on the Corporation's debt at favorable rates. As a result of debt reduction and these contract cancellations, the Corporation's ratio of floating-rate debt to total debt, after taking interest rate hedges into account, was 18% at December 31, 1996 and 1995.
   In addition, at December 31, 1996, the Corporation had commitments to finance or arrange financing for approximately $1.6 billion of commercial aircraft, of which as much as $550 million may be required to be disbursed in 1997. The Corporation cannot currently predict the extent to which these commitments will be utilized, since certain customers may be able to obtain more favorable terms from other financing sources. From time to time, the Corporation also arranges for third party investors to assume a portion of its commitments.
Refer to Note 3 of the Notes to Consolidated Financial Statements for additional discussion of the Corporation's airline industry and customer financing assets.
   The Corporation believes that existing sources of liquidity are adequate to meet anticipated short-term borrowing needs at comparable risk-based interest rates for the foreseeable future.

ENVIRONMENTAL MATTERS
The Corporation's operations are subject to environmental regulation by federal, state, and local authorities in the United States and regulatory authorities with jurisdiction over its foreign operations. As a result of this, the Corporation has established certain policies and continually updates its policies relating to environmental standards of performance for its operations worldwide.
   The Corporation has identified approximately 360 locations, most of which are in the United States, at which it may have some liability for remediating contamination. The Corporation does not believe that any single location's exposure is individually material to the Corporation. Sites in the investigation or remediation stage represent approximately 97% of the Corporation's recorded liability. The remaining 3% of the recorded liability consists of sites identified where the Corporation may have some liability but investigation is in the initial stages or has not begun. Expenditures for environmental remediation activities were $30 million in 1996, $40 million in 1995 and $57 million in 1994. The Corporation estimates that expenditures in each of the next two years will not exceed $75 million in the aggregate for these sites.
   Included within the sites known to the Corporation are those sites at which the Corporation has been identified as a potentially responsible party under the Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA" or Superfund). The Corporation has been identified as a potentially responsible party at approximately 90 such federal Superfund sites. The number of Superfund sites in and of itself does not represent a relevant measure of liability, because the nature and extent of environmental concerns vary from site to site and the Corporation's share of responsibility varies from sole responsibility to very little responsibility. In estimating its liability for remediation, the Corporation considers its likely proportionate share of the anticipated remediation expense and the ability of other potentially responsible parties to fulfill their obligations.
   Notwithstanding the uncertainties discussed above, and taking into account the Corporation's policies, standards of performance and programs related to the environment, the Corporation believes that expenditures necessary to comply with the present regulations governing environmental protection will not have a material effect upon its capital expenditures, competitive position, financial position or results of operations.
   Refer to Note 14 of the Notes to Consolidated Financial Statements for additional discussion of the Corporation's commitments and contingencies, including those related to environmental matters.

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

DERIVATIVE FINANCIAL INSTRUMENTS
The Corporation uses derivative financial instruments to manage foreign currency, interest rate and raw material price exposures in the following five areas: foreign currency transactions, foreign net assets, customer financing assets, debt and raw material requirements. Derivative financial instruments utilized by the Corporation in its hedging activities involve little complexity and are viewed as risk management tools. The Corporation prohibits the use of derivative financial instruments for speculative purposes. The Corporation diversifies the counterparties used and monitors the concentration of risk to limit its counterparty exposure.
   International operations, including U.S. export sales, constitute a significant portion of the revenues and identifiable assets of the Corporation, averaging approximately $12 billion and $6 billion, respectively, over the last three years. These operations result in a large volume of foreign currency commitment and transaction exposures and significant foreign currency net asset exposures. Foreign currency commitment and transaction exposures are managed at the operating unit level as an integral part of the business. To the extent that foreign currency exposures cannot be offset or managed to an insignificant amount, it is the Corporation's policy to hedge these residual foreign currency commitment and transaction exposures. These hedges are scheduled to mature coincident with the timing of the underlying foreign currency commitments and transactions.
   The Corporation manages the relative proportions of its fixed rate and floating rate debt in the context of the interest rate environment, expected cash flow and anticipated debt retirements. While the hedging strategies on both debt and customer financing assets are an integral portion of the Corporation's risk management, the impact on earnings during the periods was not material.
   Refer to Notes 12 and 13 of the Notes to Consolidated Financial Statements for additional discussion of the Corporation's foreign exchange and financial instruments risks.

FUTURE ACCOUNTING CHANGES
In June 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." The Corporation will adopt the new standard in 1997. The most significant aspect of this standard affecting the Corporation will be the elimination of in-substance defeasances as a tool to extinguish debt in future periods.
   In October 1996, the American Institute of Certified Public Accountants issued Statement of Position 96-1, "Environmental Remediation Liabilities." The Corporation will adopt this new statement in 1997. The most significant aspect of this statement affecting the Corporation will be the accrual of incremental operating and maintenance costs for environmental remediation activities. Management does not believe this change will have a material effect on the Corporation as a whole.

SAFE HARBOR STATEMENT
This annual report contains statements which, to the extent they are not historical fact, constitute "forward looking statements" within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All forward looking statements involve risks and opportunities. The forward looking statements in this document are intended to be subject to the safe harbor protection provided by Section 27A and 21E.

   For a discussion identifying some important factors that could cause actual results to vary materially from those anticipated in the forward looking statements, such as the economic, political, climatic, currency, regulatory, technological and competitive changes which may affect the Corporation's operations, products, and markets, see the Corporation's Securities and Exchange Commission filings.

[Bar Charts - Page 27]
                                      1992    1993    1994    1995    1996
CAPITAL EXPENDITURES
AND DEPRECIATION ($ Millions)
       Capital Expenditures           $920    $846    $759    $780    $794
               Depreciation           $777    $777    $793    $792    $786

OPERATING CASH FLOWS
($ Billions)                          $1.2    $1.5    $1.4    $2.0    $2.1

MANAGEMENT'S RESPONSIBILITY
FOR FINANCIAL STATEMENTS


The financial statements of United Technologies Corporation and its subsidiaries are the responsibility of the Corporation's management and have been prepared in accordance with generally accepted accounting principles.
   Management is responsible for the integrity and objectivity of the financial statements, including estimates and judgments reflected in them. It fulfills this responsibility primarily by establishing and maintaining accounting systems and practices adequately supported by internal accounting controls. These controls are designed to provide reasonable assurance that the Corporation's assets are safeguarded, that transactions are executed in accordance with management's authorizations, and that the financial records are reliable for the purpose of preparing financial statements. Self-monitoring mechanisms are also a part of the control environment whereby, as deficiencies are identified, corrective actions are taken. Even an effective internal control system, no matter how well designed, has inherent limitations - including the possibility of the circumvention or overriding of controls - and, therefore, can provide only reasonable assurance with respect to financial statement preparation and such safeguarding of assets. Further, because of changes in conditions, internal control system effectiveness may vary over time.
   The Corporation assessed its internal control system as of December 31, 1996. Based on this assessment, management believes the internal accounting controls in use provide reasonable assurance that the Corporation's assets are safeguarded, that transactions are executed in accordance with management's authorizations, and that the financial records are reliable for the purpose of preparing financial statements.
   Independent accountants are appointed annually by the Corporation's shareowners to audit the financial statements in accordance with generally accepted auditing standards. Their report appears in this Annual Report. Their audits, as well as those of the Corporation's internal audit department, include a review of internal accounting controls and selective tests of transactions.
   The Audit Review Committee of the Board of Directors, consisting of seven directors who are not officers or employees of the Corporation, meets regularly with management, the independent accountants, and the internal auditors, to review matters relating to financial reporting, internal accounting controls and auditing.


/s/ GEORGE DAVID
George David
President and Chief Executive Officer


/s/ STEPHEN F. PAGE
Stephen F. Page
Executive Vice President and Chief Financial Officer


REPORT OF INDEPENDENT
ACCOUNTANTS


To the Shareowners of
United Technologies Corporation

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations and of cash flows present fairly, in all material respects, the financial position of United Technologies Corporation and its subsidiaries at December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Corporation's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


/s/ PRICE WATERHOUSE LLP
One Financial Plaza
Hartford, Connecticut
January 23, 1997


CONSOLIDATED STATEMENT OF OPERATIONS

In Millions of Dollars (except per share amounts)              Years Ended December 31    1996            1995            1994
--------------------------------------------------------------------------------------------------------------------------------
REVENUES
Product sales                                                                          $18,247         $17,972         $16,670
Service sales                                                                            5,026           4,652           4,131
Financing revenues and other income, less other deductions                                 239             178             396
                                                                                     -------------------------------------------
                                                                                        23,512          22,802          21,197

COSTS AND EXPENSES
Cost of products sold                                                                   14,625          14,793          13,773
Cost of services sold                                                                    3,112           2,807           2,559
Research and development                                                                 1,122             963             978
Selling, general and administrative                                                      2,872           2,651           2,536
Interest                                                                                   221             244             275
                                                                                     -------------------------------------------
                                                                                        21,952          21,458          20,121
Income before income taxes and minority interests                                        1,560           1,344           1,076
Income taxes                                                                               523             464             384
Minority interests in subsidiaries' earnings                                               131             130             107
                                                                                     -------------------------------------------
NET INCOME                                                                             $   906         $   750         $   585
                                                                                     -------------------------------------------

EARNINGS PER SHARE OF COMMON STOCK                                                     $  3.45         $  2.85         $  2.20


See accompanying Notes to Consolidated Financial Statements



CONSOLIDATED BALANCE SHEET

In Millions of Dollars                                                                     December 31    1996            1995
--------------------------------------------------------------------------------------------------------------------------------
ASSETS
Cash and cash equivalents                                                                              $ 1,127         $   900
Accounts receivable (net of allowance for doubtful accounts of $331 and $347)                            3,717           3,682
Inventories and contracts in progress (net of progress payments and billings)                            3,342           2,954
Future income tax benefits                                                                                 946             950
Other current assets                                                                                       479             466
                                                                                                     ---------------------------
  Total Current Assets                                                                                   9,611           8,952
Customer financing assets                                                                                  296             321
Future income tax benefits                                                                                 615             552
Fixed assets                                                                                             4,371           4,420
Other assets                                                                                             1,852           1,713
                                                                                                     ---------------------------
  TOTAL ASSETS                                                                                         $16,745         $15,958
                                                                                                     ---------------------------

LIABILITIES AND SHAREOWNERS' EQUITY
Short-term borrowings                                                                                  $   251         $   294
Accounts payable                                                                                         2,186           2,084
Accrued liabilities                                                                                      4,856           4,183
Long-term debt currently due                                                                                97              98
                                                                                                     ---------------------------
  Total Current Liabilities                                                                              7,390           6,659
Long-term debt                                                                                           1,437           1,649
Future pension and postretirement benefit obligations                                                    1,247           1,399
Future income taxes payable                                                                                155             130
Other long-term liabilities                                                                              1,298           1,233
Commitments and contingent liabilities (Notes 3 and 14)
Minority interests in subsidiary companies                                                                 478             469
Series A ESOP Convertible Preferred Stock, $1 par value (Authorized-20,000,000 shares)
  Outstanding-13,259,750 and 13,407,056 shares                                                             880             892
ESOP deferred compensation                                                                                (446)           (494)
                                                                                                     ---------------------------
                                                                                                           434             398
Shareowners' Equity:
  Capital Stock:
    Preferred Stock, $1 par value (Authorized-230,000,000 shares; none issued or outstanding)               --              --
    Common Stock, $5 par value (Authorized-500,000,000 shares)
      Issued-285,624,723 and 283,839,480 shares                                                          2,345           2,249
  Treasury Stock (47,650,110 and 39,696,974 common shares at cost)                                      (1,626)         (1,168)
  Retained earnings                                                                                      3,849           3,252
  Currency translation and minimum pension liability                                                      (262)           (312)
                                                                                                     ---------------------------
    TOTAL SHAREOWNERS' EQUITY                                                                            4,306           4,021
                                                                                                     ---------------------------
    TOTAL LIABILITIES AND SHAREOWNERS' EQUITY                                                          $16,745         $15,958
                                                                                                     ---------------------------


See accompanying Notes to Consolidated Financial Statements



CONSOLIDATED STATEMENT OF CASH FLOWS

In Millions of Dollars                                         Years Ended December 31    1996            1995            1994
--------------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
Net income                                                                             $   906         $   750         $   585
Adjustments to reconcile net income
  to net cash flows from operating activities:
    Depreciation and amortization                                                          853             844             840
    Minority interests in subsidiaries' earnings                                           131             130             107
  Change in:
    Accounts receivable                                                                      1             149            (756)
    Inventories and contracts                                                             (364)              2             290
    Other current assets                                                                   (23)           (179)            161
    Accounts payable and accrued liabilities                                               618             177               6
    ESOP deferred compensation                                                              18              45             119
  Other, net                                                                               (45)            126               5
                                                                                     -------------------------------------------
  NET CASH FLOWS FROM OPERATING ACTIVITIES                                             $ 2,095         $ 2,044         $ 1,357
                                                                                     -------------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES
Capital expenditures                                                                      (794)           (780)           (759)
Increase in customer financing assets                                                     (137)           (138)           (248)
Decrease in customer financing assets                                                      185             373             545
Acquisitions of business units                                                            (317)           (204)           (125)
Dispositions of business units                                                             177             103             282
Other, net                                                                                  84              (8)             16
                                                                                     -------------------------------------------
  NET CASH FLOWS FROM INVESTING ACTIVITIES                                             $  (802)        $  (654)        $  (289)
                                                                                     -------------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of long-term debt                                                                  30              --              25
Repayment of long-term debt                                                               (273)           (299)           (207)
Decrease in short-term borrowings                                                          (93)            (92)           (379)
Common Stock issued for employee stock plans and other                                      96             101              73
Dividends paid on Common Stock                                                            (265)           (252)           (238)
Common Stock repurchase                                                                   (459)           (221)           (270)
Dividends to minority interests and other                                                  (91)           (111)           (102)
                                                                                     -------------------------------------------
  NET CASH FLOWS FROM FINANCING ACTIVITIES                                             $(1,055)        $  (874)        $(1,098)
                                                                                     -------------------------------------------
Effect of foreign exchange rate changes on Cash and cash equivalents                       (11)             (2)             (5)
  Net increase (decrease) in Cash and cash equivalents                                     227             514             (35)
Cash and cash equivalents, beginning of year                                               900             386             421
                                                                                     -------------------------------------------
Cash and cash equivalents, end of year                                                 $ 1,127         $   900         $   386
                                                                                     -------------------------------------------

Supplemental Disclosure of Cash Flow Information:
  Interest paid, net of amounts capitalized                                            $   187         $   220         $   237
  Income taxes paid, net of refunds                                                        480             461             248


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

CASH AND CASH EQUIVALENTS
Cash and cash equivalents includes cash on hand, demand deposits and short-term cash investments which are highly liquid in nature and have original maturities of three months or less.

INVENTORIES AND CONTRACTS IN PROGRESS
Inventories and contracts in progress are stated at the lower of cost or estimated realizable value and are primarily based on first-in, first-out (FIFO) cost or average cost methods; however, certain subsidiaries use the last-in, first-out (LIFO) method. Costs accumulated against specific contracts or orders are at actual costs. Materials in excess of requirements for contracts and orders currently in effect or anticipated have been written off.
   Manufacturing tooling costs are charged to inventories or to fixed assets depending upon their nature, general applicability and useful lives. Tooling costs included in inventory are charged to cost of sales based on usage, generally within two years after they enter productive use.
   Manufacturing costs are allocated to current production and firm contracts. General and administrative expenses are charged to expense as incurred.

FIXED ASSETS
Fixed assets are stated at cost. Depreciation is computed over the assets' useful lives generally using accelerated methods for aerospace operations and the straight-line method for other operations.

GOODWILL
Costs in excess of values assigned to the underlying net assets of acquired companies are included in other assets and are generally being amortized over periods ranging up to 40 years. On a periodic basis, the Corporation estimates the future undiscounted cash flows of the businesses to which goodwill relates to ensure that the carrying value of such goodwill has not been impaired.

REVENUE RECOGNITION
Sales under government and commercial fixed-price contracts and government fixed-price-incentive contracts are recorded at the time deliveries are made or, in some cases, on a percentage of completion basis. Sales under cost-reimbursement contracts are recorded as work is performed and billed.
Sales of commercial aircraft engines sometimes require significant participation by the Corporation in aircraft financing arrangements; when appropriate, such sales are accounted for as operating leases. Sales under elevator and escalator installation and modernization contracts are accounted for under the percentage of completion method.
   Prospective losses, if any, on contracts are provided for when the losses are anticipated. Loss provisions are based upon any excess of inventoriable manufacturing or engineering costs and estimated warranty and product guarantee costs over the net revenue from the products contemplated by the specific order. Contract accounting requires estimates of future costs over the performance period of the contract. These estimates are subject to change, which can result in adjustments to margins on contracts in progress.
   Service sales, representing after-market repair and maintenance activities, are recognized over the contractual period or as services are performed.
   In 1996, the Corporation changed its classification of sales associated with Pratt & Whitney's strategic alliances and related collaborative arrangements on its engine programs. Collaboration participants' share of revenue, previously included in cost of sales, has been reclassified as a reduction of sales in the Consolidated Statement of Operations for the year ended December 31, 1996. This reclassification was made to more clearly present Pratt & Whitney's production costs and operating activities. This reclassification did not affect net income or assets. While 1995 and 1994 amounts were not reclassified, the impact would have been a reduction of revenues and cost of sales of approximately $400 million and $300 million, respectively.

RESEARCH AND DEVELOPMENT
Research and development costs not specifically covered by contracts and those related to the Corporation-sponsored share of research and development activity in connection with cost-sharing arrangements are charged to operations as incurred.

HEDGING ACTIVITY
The Corporation uses derivative financial instruments, including swaps, forward contracts, and options, to manage foreign currency, interest rate, and raw material price exposures in the following five areas: foreign currency transactions (Note 12), foreign net assets (Note 12), customer financing assets (Note 3), debt (Note 8), and raw material requirements (Note 4). These derivative financial instruments are accounted for on an accrual basis and income and expense is generally recorded in the same category as that arising from the related asset or liability. Derivative financial instruments are viewed by the Corporation as risk management tools and are not used for speculative purposes.
   Gains and losses on hedges of foreign currency exposure of net investments in subsidiaries are recorded in the currency translation account in Shareowners' equity.
   For derivatives that hedge firm commitments, gains and losses are deferred and recognized when the associated hedged transaction occurs. For derivative instruments that hedge foreign currency denominated receivables and payables, gains and losses offset the effects of foreign exchange gains and losses from the associated hedged receivables and payables.

EARNINGS PER SHARE
Earnings per share computations are based on the average number of shares of Common Stock and common stock equivalents outstanding during the year. Shares of ESOP Convertible Preferred Stock are considered common stock equivalents when committed to employees' savings plan accounts.

STOCK SPLIT
On September 30, 1996, the Corporation announced a two-for-one stock split which was paid on December 10, 1996 in the form of a stock dividend to shareowners of record at the close of business on November 22, 1996. All common share and per share amounts in this report reflect the stock split.

2. BUSINESS DISPOSITIONS
During the fourth quarter of 1996, the Corporation sold UT Automotive's steering wheels business for proceeds of approximately $140 million. The Corporation recorded a pretax gain of approximately $78 million which is included in Financing revenues and other income, less other deductions in the Consolidated Statement of Operations.
   During the second quarter of 1994, the Corporation sold its equity share holdings in Westland Group plc and the net operating assets (excluding real property) of its Norden subsidiary for proceeds totaling approximately $227 million. The Corporation recorded a pretax gain of $87 million on the Westland sale which is included in Financing revenues and other income, less other deductions in the Consolidated Statement of Operations. The impact of the Norden sale on the Corporation's results was not significant.

3. AIRLINE INDUSTRY AND CUSTOMER FINANCING ASSETS
The Corporation has significant receivables and other financing assets, which result from its business activities with commercial airline industry customers, totaling $1,669 million and $1,637 million at December 31, 1996 and 1995, respectively. These amounts primarily relate to Pratt & Whitney, UT Finance Corporation and Hamilton Standard.
   Customer financing assets consist of the following:

In Millions of Dollars                         1996          1995
-------------------------------------------------------------------
Notes receivable                               $136          $193
Leases receivable, less unearned
  income of $3 and $42                           16            63
Products under lease                            214           150
                                             ----------------------
                                                366           406
Less: receivables due within one year            70            85
                                             ----------------------
                                               $296          $321
                                             ----------------------

   Scheduled maturities of notes and leases receivable due after one year are as follows: $20 million in 1998, $20 million in 1999, $20 million in 2000, $13 million in 2001 and $9 million in 2002 and thereafter.
   Customer aircraft financing activities are conducted principally through UT Finance Corporation, its consolidated subsidiaries and certain other customer financing operations. The Corporation may sell customer financing assets from time to time based on current market conditions and other factors.
   The competitive commercial aircraft engine market often requires customer financing commitments. These commitments may be in the form of guarantees, secured debt or lease financing. At December 31, 1996, the Corporation had commitments to finance or arrange financing for approximately $1.6 billion of commercial aircraft and related equipment. The Corporation cannot currently predict the extent to which these commitments will be utilized, since certain customers may be able to obtain more favorable terms from other financing sources. From time to time, the Corporation also arranges for third party investors to assume a portion of its commitments. However, should all current commitments be exercised as scheduled, the maximum amounts that will be disbursed are as follows: $550 million in 1997, $367 million in 1998, $193 million in 1999, $43 million in 2000, $50 million in 2001, and $350 million in 2002 and thereafter. If exercised, any such financing arrangements contemplating debt financing will be secured by assets with fair market values equal to or exceeding the financed amounts. The interest rates on the financing commitments are established at the time they are funded.
   The Corporation's customer financing activities also include leasing aircraft and subleasing the aircraft to customers. At December 31, 1996, the Corporation's rental commitments under long-term noncancelable operating leases aggregated $123 million ($10 million in each of the years 1997 through 2001, and $73 million through 2008) and $133 million at December 31, 1995. In some instances, customers may have minimum lease terms which result in sublease periods shorter than the Corporation's lease obligation.
   At December 31, 1996, the Corporation also had approximately $127 million ($176 million at December 31, 1995) of residual value and other guarantees related to various commercial aircraft engine customer financing arrangements. Where applicable, the estimated fair market values of the assets against which such guarantees have been provided, equal or exceed the value of the related guarantees, after considering existing reserves.
   The Corporation has a 33% interest in International Aero Engines AG (IAE), an international consortium of five shareholders for the V2500 commercial aircraft engine program. IAE may offer customer financing in support of V2500 engine sales. As of December 31, 1996, IAE has lease obligations under long-term noncancelable leases of approximately $370 million through 2021. These lease obligations relate to aircraft which are subleased to customers under long-term leases, with short-term cancellation provisions, and whose fair market values exceed the financed amounts. IAE has remaining commitments to provide approximately $280 million of similar lease financing. In addition, IAE has commitments to provide secured debt financing or guarantees for approximately $400 million of commercial aircraft. The shareholders of IAE have guaranteed IAE's lease obligations and other financing commitments to the extent of their respective ownership interests. In the event any shareholder were to default on certain of these guarantees and other financing commitments, the other shareholders would be proportionately responsible. The Corporation's share of IAE lease commitments, guarantees and other financing commitments was approximately $350 million and $250 million at December 31, 1996 and 1995, respectively.
   Allowances for possible losses relating to financing activities with commercial airline customers decreased to $254 million at December 31, 1996, from $274 million at December 31, 1995.

4. INVENTORIES AND CONTRACTS IN PROGRESS
Inventories and contracts in progress consist of the following:

In Millions of Dollars                         1996          1995
-------------------------------------------------------------------
Inventories                                 $ 3,701       $ 3,278
Elevator and escalator
  contracts in progress                       1,434         1,203
                                          -------------------------
                                              5,135         4,481
Less:
  Progress payments, secured
    by lien, on United States
    Government contracts                       (230)         (154)
  Billings on contracts in progress          (1,563)       (1,373)
                                          -------------------------
                                            $ 3,342       $ 2,954
                                          -------------------------

   The methods of accounting followed by the Corporation do not permit classification of inventories by categories; however, inventories consist primarily of raw materials and work in process. Contracts in progress relate to elevator and escalator contracts and include costs of manufactured components, accumulated installation costs and estimated earnings on incomplete contracts.
   The Corporation's sales contracts in many cases are long-term contracts expected to be performed over periods exceeding twelve months. Approximately 58% and 55% of total inventories and contracts in progress have been acquired or manufactured under such long-term contracts at December 31, 1996 and 1995, respectively. It is impracticable for the Corporation to determine the amounts of inventory scheduled for delivery under long-term contracts within the next twelve months.
   If inventories which were valued using the LIFO method had been valued under the FIFO method, they would have been higher by $140 million at December 31, 1996 ($135 million at December 31, 1995).
   To mitigate the exposure to certain raw material price changes, the Corporation has entered into raw material swap and option contracts of $162 million at December 31, 1996 ($136 million at December 31, 1995), that mature in 1997 and 1998.

5. FIXED ASSETS
Fixed assets consist of the following:

In Millions of Dollars                         1996          1995
-------------------------------------------------------------------
Land                                        $   175      $    180
Buildings and improvements                    3,157         3,075
Machinery, tools and equipment                7,011         6,753
Under construction                              318           318
                                          -------------------------
                                             10,661        10,326
Accumulated depreciation                     (6,290)       (5,906)
                                          -------------------------
                                            $ 4,371       $ 4,420
                                          -------------------------

   Depreciation expense was $786 million in 1996, $792 million in 1995 and $793 million in 1994.

6. OTHER ASSETS
Other assets consist of the following:

In Millions of Dollars                         1996          1995
-------------------------------------------------------------------
Goodwill (net of accumulated
  amortization of $381 and $337)             $  682        $  587
Receivables due after one year                  210           220
Investments                                     310           261
Prepaid pension costs and other                 650           645
                                           ------------------------
                                             $1,852        $1,713
                                           ------------------------

   Current and long-term accounts receivable at December 31, 1996 and 1995 include approximately $117 million and $103 million, respectively, representing retainage under contract provisions and amounts which are not presently billable because of lack of funding, final prices or contractual documents under government contracts or for other reasons. These items are expected to be collected in the normal course of business.

7. ACCRUED LIABILITIES
Accrued liabilities consist of the following:

In Millions of Dollars                         1996          1995
-------------------------------------------------------------------
Accrued salaries, wages and
  employee benefits                          $  956        $  994
Service and warranty accruals                   594           510
Advances on sales contracts                     694           611
Income taxes payable                            526           435
Other                                         2,086         1,633
                                           ------------------------
                                             $4,856        $4,183
                                           ------------------------

8. BORROWINGS AND LINES OF CREDIT
Short-term borrowings consist of the following:

In Millions of Dollars                         1996          1995
-------------------------------------------------------------------
Foreign bank borrowings                        $219          $219
Notes payable                                    32            75
                                             ----------------------
                                               $251          $294
                                             ----------------------

   The weighted-average interest rates applicable to short-term borrowings outstanding at December 31, 1996 and 1995 were 9.6% and 10.5%, respectively, including the effect of interest rate hedges.
   At December 31, 1996, the Corporation had credit commitments from banks totaling $1.1 billion under a Revolving Credit Agreement. The agreement provides for borrowings at prevailing interest rates up to the prime rate. The expiration date for the agreement is September 30, 1999 with a facility fee of .1% per year on the aggregate commitment. There were no borrowings under the Revolving
Credit Agreement during the two years ended December 31, 1996.

Long-term debt consists of the following:

                                                        1996 Debt
                                          --------------------------------------
                                            Weighted Average
In Millions of Dollars                         Interest Rate          Maturity        1996        1995
----------------------------------------  --------------------------------------  ----------------------
Notes and other debt:
  Denominated in U.S. dollars                           8.4%         1997-2021      $  642      $  828
  Denominated in foreign currency                       7.2%         1997-2030          82          28
Capital lease obligations                               7.3%         1997-2013         365         409
ESOP debt                                               7.7%         1997-2009         445         482
                                                                                  ----------------------
                                                                                     1,534       1,747
Less: long-term debt currently due                                                      97          98
                                                                                  ----------------------
                                                                                    $1,437      $1,649
                                                                                  ----------------------

   Principal payments required on long-term debt for the next five years are $97 million in 1997, $98 million in 1998, $112 million in 1999, $202 million in 2000, and $92 million in 2001.
   During 1996 and 1995 the Corporation executed in-substance defeasances of $166 million and $130 million, respectively. The Corporation deposited U.S. Government Securities into irrevocable trusts to cover the interest and principal payments on this debt. For financial reporting purposes, the debt has been considered extinguished, and the loss on these transactions, which was immaterial, is included in Financing revenues and other income, less other deductions in the Consolidated Statement of Operations.
   The Corporation enters into interest rate contracts to decrease funding costs by managing the relative proportion of fixed and floating rate debt, to diversify sources of funding and to manage the scheduled maturities of debt.
The Corporation had $16 million and $18 million of interest rate contracts which swap fixed interest rates for floating rates at December 31, 1996 and 1995, respectively. The expiration dates of the various contracts are tied to scheduled debt and capital lease obligation payment dates and extend to 2002.
   In 1991, the Corporation entered into a $75 million structured financing arrangement. Under this arrangement, noteholders are entitled to receive the original principal plus an amount based on the appreciation in the Standard & Poors Pharmaceutical Index. The Corporation has hedged the appreciation portion of this obligation through an option and a swap which effectively converts the payments to floating short-term interest rates at a discount to that of commercial paper. During 1996, the Corporation repurchased $48 million of the principal of these notes and cancelled an equivalent amount of the option and swap which hedged the appreciation portion of the obligation. The Corporation is obligated to repurchase these notes from time to time, until maturity in 1997.
   The percentage of total debt at floating interest rates after taking effect of the interest rate hedges was 18% at December 31, 1996 and 1995. The weighted-average interest rates on long-term debt presented in the table include the effect of interest rate swap agreements.

CAPITALIZED INTEREST
During 1996, the Corporation capitalized $16 million ($16 million in 1995 and $19 million in 1994) of interest, to be depreciated over the lives of the related fixed assets.

9. TAXES ON INCOME
Significant components of income taxes (benefits) for each year are as follows:

In Millions of Dollars           1996          1995          1994
-------------------------------------------------------------------
Current:
  United States:
    Federal                      $174          $105         $ 112
    State                          19            21            25
  Foreign                         371           360           351
                               ------------------------------------
                                  564           486           488
Future:
  United States:
    Federal                       (12)          (78)         (133)
    State                           5            (6)            2
  Foreign                         (13)            5             1
                               ------------------------------------
                                  (20)          (79)         (130)
                               ------------------------------------
                                  544           407           358
Attributable to items
  credited (charged) to
  equity and goodwill             (21)           57            26
                               ------------------------------------
                                 $523          $464         $ 384
                               ------------------------------------

   Future income taxes represent the tax effects of transactions which are reported in different periods for tax and financial reporting purposes. These amounts consist of the tax effects of temporary differences between the tax and financial reporting balance sheets, and tax carryforwards. The tax effects of temporary differences and tax carryforwards which gave rise to future income tax benefits and payables at December 31, 1996 and 1995 are as follows:

In Millions of Dollars                         1996          1995
-------------------------------------------------------------------
Future income tax benefits:
  Inventories and contracts                  $  340        $  393
  Fixed assets                                 (162)         (221)
  Insurance and employee benefits               569           596
  Warranty liability                            265           191
  Environmental and restructuring
    liabilities                                 233           238
  Other items, net                              348           308
  Tax loss carryforwards                        142           125
  Tax credit carryforwards                      160           224
  Valuation allowance                          (334)         (352)
                                           ------------------------
                                             $1,561        $1,502
                                           ------------------------
Future income taxes payable:
  Insurance and employee benefits            $   11        $    7
  Fixed assets                                  109            99
  Other items, net                               48            36
                                           ------------------------
                                             $  168        $  142
                                           ------------------------

   Current and non-current future income tax benefits and payables within the same tax jurisdiction are generally offset for presentation in the Consolidated Balance Sheet. Valuation allowances have been established primarily for tax credit and tax loss carryforwards to reduce the future income tax benefits to amounts expected to be realized.
   The sources of income before income taxes and minority interests were:

In Millions of Dollars           1996          1995          1994
-------------------------------------------------------------------
United States                  $  488        $  346        $  244
Foreign                         1,072           998           832
                             --------------------------------------
                               $1,560        $1,344        $1,076
                             --------------------------------------

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

                                 1996          1995          1994
-------------------------------------------------------------------
Statutory U.S. federal
  income tax rate               35.0%         35.0%         35.0%
State and local income
  taxes, net of federal
  tax benefit                    0.9           1.3           1.8
Varying tax rates of
  consolidated subsidiaries
  (including Foreign Sales
  Corporation)                  (3.9)         (3.7)         (4.7)
Amortization of goodwill,
  without tax effect             0.7           0.5           0.6
Foreign tax credits             (1.6)         (1.7)          1.3
Other                            2.4           3.1           1.7
                             --------------------------------------
Effective income tax rate       33.5%         34.5%         35.7%
                             --------------------------------------

   Tax credit carryforwards at December 31, 1996 are $160 million and expire as follows: $1 million in 1999, $1 million in 2000, $1 million in 2001 and $157 million over an indefinite carry-forward period. Tax loss carryforwards at December 31, 1996 are $790 million and expire as follows:

In Millions of Dollars        Federal         State       Foreign
-------------------------------------------------------------------
1997-2001                         $27          $260          $106
2002-2006                           4            94            11
2007-2011                          23           159            --
Indefinite                         --            --           106

10. EMPLOYEE BENEFIT PLANS
EMPLOYEE PENSION BENEFITS
The Corporation and its domestic subsidiaries have a number of defined benefit pension plans covering substantially all U.S. employees. Plan benefits are generally based on years of service and the employee's compensation during the last several years of employment. The Corporation's funding policy is based on an actuarially determined cost method allowable under Internal Revenue Service regulations. The funds are invested either in various securities by trustees or in insurance annuity contracts. Certain foreign subsidiaries have defined benefit pension plans or severance indemnity plans covering their employees.
   In addition to the defined benefit plans covering U.S. and foreign employees discussed above, the Corporation makes contributions to multiemployer plans (predominantly defined benefit plans) covering certain employees in some of its U.S. operations.
   Summarized below are the components of pension expense for defined benefit plans and multiemployer plans:

In Millions of Dollars           1996          1995          1994
-------------------------------------------------------------------
Defined benefit plans:
  Service expense              $   213      $   181         $ 192
  Interest expense                 648          621           586
  Actual return on assets       (1,130)      (1,279)         (193)
  Net amortization and
    deferral of actuarial
    gains (losses)                 399          576          (506)
                             --------------------------------------
Pension expense                $   130      $    99         $  79
                             --------------------------------------
Pension expense of
  multiemployer plans          $    24      $    25         $  21

The following table summarizes the funded status of the defined benefit pension plans:

                                                                December 31, 1996                  December 31, 1995
                                                        ---------------------------------  ---------------------------------
                                                          Assets Exceed     Accumulated      Assets Exceed     Accumulated
                                                            Accumulated        Benefits        Accumulated        Benefits
In Millions of Dollars                                         Benefits   Exceed Assets           Benefits   Exceed Assets
------------------------------------------------------  ---------------------------------  ---------------------------------
Actuarial present value of benefit obligations:
  Vested                                                         $7,199          $  227             $5,311          $1,851
  Nonvested                                                         569              37                467             157
                                                        ---------------------------------  ---------------------------------
  Accumulated benefit obligation                                  7,768             264              5,778           2,008
  Effect of projected future salary increases                     1,057             106                930             128
                                                        ---------------------------------  ---------------------------------
Projected benefit obligation for services
  rendered to date                                                8,825             370              6,708           2,136
Plan assets available for benefits                                8,952               4              6,537           1,584
                                                        ---------------------------------  ---------------------------------
Projected benefit obligation in excess of plan assets               127            (366)              (171)           (552)
Unrecognized net loss                                               104              78                416             226
Unrecognized prior service cost                                     173              40                 43             141
Unrecognized net (asset)/obligation at transition                   (98)             22                (78)            (16)
Additional minimum liability recognized                              --             (48)                --            (245)
                                                        ---------------------------------  ---------------------------------
Pension asset (liability) included in the Consolidated
  Balance Sheet                                                  $  306          $ (274)            $  210          $ (446)
                                                        ---------------------------------  ---------------------------------

   The pension funds are valued at September 30 of the respective years in the table above. Major assumptions used in the accounting for the defined benefit pension plans are shown in the following table as weighted averages.

December 31                      1996          1995          1994
-------------------------------------------------------------------
Discount rate                    7.5%          7.6%          8.3%
Salary scale                     5.0%          5.0%          4.9%
Expected return on assets        9.7%          9.7%          9.7%

EMPLOYEE HEALTH CARE AND INSURANCE BENEFITS
Substantially all domestic full-time employees who retire from the Corporation between age 55 and age 65, and certain foreign employees, are eligible to receive postretirement health care and life insurance benefits under various plans. Certain of these plans call for defined dollar benefits. Other plans are contributory defined benefit plans and include certain cost sharing features such as deductibles and co-payments. These benefits are generally funded on a pay-as-you-go basis. Certain retired employees of businesses acquired by the Corporation are covered under other health care plans that differ from current plans in coverage, deductibles, and retiree contributions.
   Summary information on the Corporation's plans is as follows:

In Millions of Dollars          December 31    1996          1995
-------------------------------------------------------------------
Accumulated postretirement
  benefit obligation (APBO):
    Retirees                                   $476          $461
    Fully eligible, active participants           9            11
    Other active participants                   218           216
                                             ----------------------
                                                703           688
Less: plan assets at fair value                  83            85
                                             ----------------------
Postretirement benefit obligation in
  excess of plan assets                         620           603
Unrecognized net gain                            53            57
Unrecognized net reduction
  in prior service expense                      229           244
                                             ----------------------
Accrued postretirement
  benefit liability                            $902          $904
                                             ----------------------

   The components of postretirement benefit expense are as follows:

In Millions of Dollars           1996          1995          1994
-------------------------------------------------------------------
Service expense                  $ 10          $  9          $ 12
Interest expense                   52            57            60
Actual return on
  plan assets                      (6)           (6)           (7)
Net amortization and
  deferral of actuarial
  gains                           (20)          (17)          (17)
                               ------------------------------------
Net postretirement
  benefit expense                $ 36          $ 43          $ 48
                               ------------------------------------

   Discount rates of 7.6%, 7.7% and 8.4% were used to calculate the accumulated postretirement benefit obligation at December 31, 1996, 1995 and 1994, respectively. The assumed health care cost trend rate used in measuring the accumulated postretirement benefit obligation was 12.25% in 1996, declining by
 .75% per year to an ultimate rate of 7.50%. If the health care cost trend rate assumptions were increased by 1% per year, the APBO as of December 31, 1996 would be increased by approximately 4%. The effect of this change on the service expense and interest expense components of the postretirement benefit expense for 1996 would be an increase of 10%.

EMPLOYEE SAVINGS PLANS
In 1989, the Corporation established an Employee Stock Ownership Plan (ESOP) to fund the Corporation's match of employee contributions within its savings plan covering substantially all nonunion domestic employees. At that time, the Corporation's Board of Directors authorized 20,000,000 shares of Series A ESOP Convertible Preferred Stock (ESOP Preferred Stock), par value $1.00 per share, having a $4.80 dividend per year. Each share is convertible into two shares of Common Stock and has a guaranteed value of $65. Because of the guaranteed value, the ESOP Preferred Stock is classified outside of permanent equity in the Consolidated Balance Sheet. The ESOP Preferred Stock is redeemable, by the Corporation, at a price of $66.44 per share. Upon notice of redemption, the ESOP Trustee has the right to convert each share of ESOP Preferred Stock into two shares of Common Stock.
   Since its inception, the ESOP has purchased approximately 14.5 million shares of Preferred Stock to fulfill the Corporation's current and estimated future matching requirements. External borrowing, guaranteed by the Corporation, was obtained for a portion of the share purchases and is reported as debt on the Consolidated Balance Sheet. Shares of ESOP Preferred Stock are committed to each employee based upon fair value at the date earned. To the extent that shares are not sufficient to fulfill the matching commitment, the Corporation must contribute additional ESOP Preferred Stock, Common Stock or cash. At December 31, 1996, 6.5 million shares had been committed to employees, leaving
6.8 million uncommitted shares in the ESOP trust, with an approximate fair value of $900 million.
   Shares committed to employees generally may not be withdrawn until the employee's termination, disability, retirement or death. Upon withdrawal, shares of the ESOP Preferred Stock must be converted into the Corporation's Common Stock or, if the value of the Common Stock is less than the guaranteed value of the ESOP Preferred Stock, the Corporation must repurchase the shares at their guaranteed value.
   The Corporation and a number of its subsidiaries have additional savings plans in which a portion of employee contributions is matched in cash by the employer. The amount expensed relating to contributions for all savings plans totaled $75 million, $72 million and $84 million for 1996, 1995 and 1994, respectively.

LONG-TERM INCENTIVE PLANS
The Corporation has a Long-Term Incentive Plan (1989 Plan) under which shares of Common Stock may be sold or awarded to officers and key employees.
   The 1989 Plan authorizes various types of market-based incentive and performance-based awards. The exercise price of a stock option, as set at the time of the grant, will not be less than the fair market value of the shares on the date of grant. The maximum number of shares which may be utilized for awards granted during a given calendar year may not exceed 2% of the aggregate shares of Common Stock, common stock equivalents and treasury shares for the preceding year.
   In 1995, the Board of Directors established the Special Retention and Stock Appreciation Program (1995 Plan) for certain key employees whose continued performance and retention is deemed to be important to the Corporation. Up to 2,000,000 award units can be granted under the 1995 Plan in any calendar year.
   In June 1995, the Corporation granted a key group of senior executives 1,200,000 stock appreciation units under the 1995 Plan and 1,200,000 market-based incentive awards under the 1989 Plan, with a ten year term. The grant price of $39.125 represented the market value per share at the date of grant. These awards became exercisable in September, 1996 when the closing price of the Corporation's Common

Stock averaged more than $57.00 for thirty consecutive days.
   A summary of the transactions under all Plans for the three years ended December 31, 1996 follows:

                                        Stock Options
                                 ---------------------------       Other
                                                   Average      Incentive
                                       Shares        Price         Awards
-------------------------------  --------------  -----------  -------------
OUTSTANDING AT:
  DECEMBER 31, 1993                15,110,114       $23.46      1,232,984
    Granted                         4,374,500        32.97             --
    Exercised/earned               (3,118,170)       22.59       (986,776)
    Cancelled                        (174,172)       29.02        (98,058)
                                 --------------               -------------
  DECEMBER 31, 1994                16,192,272        26.14        148,150
    Granted                         4,387,000        33.47      1,969,000
    Exercised/earned               (4,123,180)       23.65        (84,650)
    Cancelled                        (387,420)       31.49        (22,000)
                                 --------------               -------------
  DECEMBER 31, 1995                16,068,672        28.65      2,010,500
    Granted                         4,392,350        51.10         12,800
    Exercised/earned               (2,139,178)       24.09       (236,000)
    Cancelled                        (242,166)       39.56             --
                                 --------------               -------------
  DECEMBER 31, 1996                18,079,678       $34.49      1,787,300
                                 --------------               -------------

   The Corporation applies APB Opinion 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for its Plans. Accordingly, no compensation cost has been recognized for its fixed stock option plans. The compensation cost that has been charged against income for stock-based performance awards was $45 million, $22 million and $4 million for 1996, 1995 and 1994, respectively.
   The following table summarizes information about stock options outstanding at December 31, 1996:

                        Options Outstanding           Options Exercisable
                 ---------------------------------  ------------------------
     Exercise                   Average                            Average
        Price         Shares      Price     Term         Shares      Price
---------------  ---------------------------------  ------------------------
$15.01-$30.00      5,802,278     $23.88     4.44      5,742,278     $23.82
$30.01-$45.00      7,997,850      33.27     7.68        751,350      36.95
$45.01-$60.00      4,199,550      50.99     9.11             --         --
$60.01-$75.00         80,000      60.13     9.74             --         --

   Had compensation cost for the Corporation's stock-based compensation plans been determined based on the fair value at the grant date for awards under those plans consistent with the requirements of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," the Corporation's net income and earnings per share would have been reduced to the pro forma amounts indicated below:

In Millions of Dollars (except per share amounts)        1996         1995
----------------------------------------------------------------------------
Net income                As reported                   $ 906        $ 750
                            Pro forma                     894          746

Earnings per share        As reported                   $3.45        $2.85
                            Pro forma                    3.40         2.84

   The fair value of each stock option grant has been estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions:

                                                         1996         1995
----------------------------------------------------------------------------
Risk-free interest rate                                  5.3%         7.5%
Expected life                                         6 years      6 years
Expected volatility                                       17%          21%
Expected dividend yield                                    2%           3%

   The weighted-average grant date fair values of options granted during 1996 and 1995 were $11.91 and $8.80, respectively.

11. CHANGES IN SHAREOWNERS' EQUITY

In Millions of Dollars              1996          1995          1994
----------------------------------------------------------------------
COMMON STOCK
Balance at January 1             $ 2,249       $ 2,148       $ 2,075
  Issued under employee
    plans (a)                         96           101            73
                               ---------------------------------------
BALANCE AT DECEMBER 31           $ 2,345       $ 2,249       $ 2,148
                               ---------------------------------------
TREASURY STOCK
Balance at January 1             $(1,168)      $  (947)      $  (677)
  Purchase of shares (b)            (458)         (221)         (270)
                               ---------------------------------------
BALANCE AT DECEMBER 31           $(1,626)      $(1,168)      $  (947)
                               ---------------------------------------
RETAINED EARNINGS
Balance at January 1             $ 3,252       $ 2,790       $ 2,466
  Net income                         906           750           585
  Dividends on Common
    Stock (c)                       (265)         (252)         (238)
  Dividends on ESOP
    Preferred Stock (d)              (30)          (27)          (22)
  Other                              (14)           (9)           (1)
                               ---------------------------------------
BALANCE AT DECEMBER 31           $ 3,849       $ 3,252       $ 2,790
                               ---------------------------------------
CURRENCY TRANSLATION
Balance at January 1             $  (246)      $  (219)      $  (227)
  Deferred foreign currency
    translation and hedging
    adjustments                        2           (36)          (17)
  Income (taxes) benefits             (9)            9            25
                               ---------------------------------------
BALANCE AT DECEMBER 31           $  (253)      $  (246)      $  (219)
                               ---------------------------------------
MINIMUM PENSION LIABILITY
Balance at January 1             $   (66)      $   (20)      $   (39)
  Pension adjustment                  94           (76)           32
  Income (taxes) benefits            (37)           30           (13)
                               ---------------------------------------
BALANCE AT DECEMBER 31           $    (9)      $   (66)      $   (20)
                               ---------------------------------------

(a) 1.8 million, 3.5 million and 2.9 million shares issued, net of shares purchased and reissued in 1996, 1995 and 1994, respectively.
(b) 8 million, 5.7 million and 8.7 million shares of Common Stock purchased, net of shares reissued in 1996, 1995 and 1994, respectively.
(c) $1.10, $1.025 and $.95  per share in 1996, 1995 and 1994, respectively.
(d) $4.80 per share.

12. FOREIGN EXCHANGE
The Corporation conducts business in many different currencies and, accordingly, is subject to the inherent risks associated with foreign exchange rate movements. The financial position and results of operations of substantially all of the Corporation's significant foreign subsidiaries are measured using the local currency as the functional currency. The aggregate effects of translating the financial statements of these subsidiaries are deferred as a separate component of Shareowners' equity. The Corporation had foreign currency net assets in more than forty currencies, aggregating $1.8 billion and $1.5 billion at December 31, 1996 and 1995, respectively. The primary foreign currency net assets, each five percent or more of the Corporation's Shareowners' equity, are set forth below:

In Millions of Dollars                         1996          1995
-------------------------------------------------------------------
Currency:
  Canadian dollar                              $460          $299
  Spanish peseta                                209           240

   In addition, the Corporation had net assets in the People's Republic of China and Hong Kong combined of $158 million and $156 million at December 31, 1996 and 1995, respectively.
   At December 31, 1996 and 1995, the Corporation had $139 million and $244 million notional principal amount of outstanding currency swap contracts to hedge its foreign net assets. These foreign currency hedges mature ratably over the period 1997 - 2001.
   Foreign currency commitment and transaction exposures are managed at the operating unit level as an integral part of the business. To the extent that foreign currency exposures cannot be offset or managed to an insignificant amount, it is the Corporation's policy that these residual foreign currency commitment and transaction exposures be hedged. These hedges are executed by authorized management at the operating units and are scheduled to mature coincident with the timing of the underlying foreign currency commitments and transactions. Certain of these hedges involve the exchange of two foreign currencies according to local needs at foreign operations. Transactions that are hedged include foreign currency denominated receivables and payables on the balance sheet, firm purchase orders and firm sales commitments.
   At December 31, 1996 and 1995, the Corporation had the following amounts related to forward foreign exchange contracts hedging foreign currency transactions and firm commitments:

In Millions of Dollars                         1996          1995
-------------------------------------------------------------------
Notional amount:
  Buy contracts                              $1,928        $2,011
  Sell contracts                                780           495

Gains and losses explicitly deferred
  as a result of hedging firm
  commitments:
    Gains deferred                           $   14        $   24
    Losses deferred                             (14)           (9)
                                           ------------------------
                                             $   --        $   15
                                           ------------------------

   The deferred gains and losses are expected to be recognized in income over the next two years as these transactions are realized.

13. FINANCIAL INSTRUMENTS
The Corporation operates internationally and, in the normal course of business, is exposed to continuous fluctuations in interest rates, currency values and raw material prices. These fluctuations can increase the costs of financing, investing, and operating the business. The Corporation manages this risk to acceptable limits through the use of derivatives to create offsetting positions in foreign currency, interest rate and raw materials markets. The Corporation views derivative financial instruments as risk management tools and is not party to any leveraged derivatives. The Corporation's policies prohibit speculation in derivatives.
   The notional amounts of derivative contracts are presented in the applicable note to which the derivatives relate. The notional amounts do not represent the amounts exchanged by the parties, and thus are not a measure of the exposure of the Corporation through its use of derivatives. The amounts exchanged by the parties are normally based on the notional amounts and other terms of the derivatives, which relate to exchange rates, interest rates or raw material prices. The value of derivatives is derived from those underlying parameters and changes in the relevant rates or prices.
    By nature, all financial instruments involve market risk and credit risk. The Corporation enters into derivative financial instruments with major investment grade financial institutions. The credit exposure is represented by the fair value of contracts in the table below.
   The Corporation has policies to monitor its credit risks of counterparties to derivative financial instruments. Pursuant to these policies the Corporation periodically performs mark-to-market valuations of its derivative instruments. The Corporation diversifies the counterparties used as a means to limit counterparty exposure and concentration of risk. Credit risk is assessed prior to entering into transactions and periodically thereafter. The Corporation does not anticipate nonperformance by any of these counterparties.
   The following table presents the carrying amounts and fair values of the Corporation's financial instruments at December 31, 1996 and 1995. The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. Significant differences can arise between the fair value and carrying amount of financial instruments at historic cost.

The carrying amount and fair value of financial instruments is as follows:

                                             December 31, 1996         December 31, 1995
                                          ------------------------  ------------------------
                                            Carrying        Fair      Carrying        Fair
In Millions of Dollars                        Amount       Value        Amount       Value
----------------------------------------  ------------------------  ------------------------
Financial assets:
  Long-term receivables                       $  118      $  118        $  126      $  121
  Customer financing assets                      136         133           154         153
Financial liabilities:
  Short-term borrowings                          251         250           294         288
  Long-term debt                               1,169       1,339         1,338       1,588
Derivative Financial Instruments:
   Raw Materials Hedges (Note 4):
     In a receivable position                     10           2            11          (1)
     In a payable position                         6           5             4           3
   Debt Interest Rate Hedges (Note 8):
     In a receivable position                     16          18            23          30
     In a payable position                        16          17            23          29
   Forward Exchange Contracts (Note 12):
     In a receivable position                     24          29            45          65
     In a payable position                        29          (1)           18          14
   Currency Swaps (Note 12):
     In a payable position                        30          30            89          81


   The following methods and assumptions were used to estimate the fair value of those financial instruments included in the following categories:

CASH AND CASH EQUIVALENTS
The carrying amount approximates fair value because of the short maturity of those instruments.

LONG-TERM RECEIVABLES AND CUSTOMER FINANCING ASSETS
The fair values are based on quoted market prices for those or similar instruments. When quoted market prices are not available, an approximation of fair value is based upon projected cash flows discounted at an estimated current market rate of interest.

DEBT
The fair value of the Corporation's debt is estimated based on the quoted market prices for the same or similar issues or on the current rates offered to the Corporation for debt of the same remaining maturities.

INTEREST RATE HEDGES, FOREIGN CURRENCY CONTRACTS
AND RAW MATERIALS HEDGE AGREEMENTS
The fair value is the estimated amount that the Corporation would receive or pay to terminate the agreements at the reporting date.

FINANCING COMMITMENTS
The Corporation had outstanding financing commitments totaling approximately $1.6 billion and $1.0 billion at December 31, 1996 and 1995, respectively.
Risks associated with changes in interest rates are negated by the fact that interest rates are variable during the commitment term and are set at the date of funding based on current market conditions, the fair value of the underlying collateral and the credit worthiness of the customers. As a result, the fair value of these financings is expected to equal the amounts funded. The fair value of the commitment itself is not readily determinable and is not considered significant. Additional information pertaining to these commitments is included in Note 3.

14. COMMITMENTS AND CONTINGENT LIABILITIES
LEASES
The Corporation occupies space and uses certain equipment under lease arrangements. Rent expense in 1996, 1995 and 1994 under such arrangements was $262 million, $265 million and $302 million, respectively. Rental commitments at December 31, 1996 under long-term noncancelable operating leases are as follows (see Note 3 for lease commitments associated with customer financing arrangements):

In Millions of Dollars
------------------------------------------------------
1997                                            $176
1998                                             129
1999                                              91
2000                                              68
2001                                              60
After 2001                                       186
                                              --------
                                                $710
                                              --------

ENVIRONMENTAL
The Corporation's operations are subject to environmental regulation by federal, state, and local authorities in the United States and regulatory authorities with jurisdiction over its foreign operations.
   It is the Corporation's policy to accrue environmental investigatory and remediation costs when it is probable that a liability has been incurred by the Corporation for known sites and the amount of loss can be reasonably estimated. Where no amount within a range of estimates is more likely, the minimum is accrued. Otherwise, the most likely cost to be incurred is accrued. The measurement of the liability is based on an evaluation of currently available facts with respect to each individual site and takes into account factors such as existing technology, presently enacted laws and regulations, and prior experience in remediation of contaminated sites.
   Where the Corporation is not the only party responsible for the remediation of a site, the Corporation considers its likely proportionate share of the anticipated remediation expense in establishing a provision for those costs. Included within the sites known to the Corporation are those sites at which the Corporation has been identified as a potentially responsible party under the Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA" or Superfund). Under the provisions of this statute, the Corporation may be held liable for all costs of environmental remediation without regard to the legality of the Corporation's actions resulting in the contamination. In estimating its liability for remediation, the Corporation considers its likely proportionate share of the anticipated remediation expense and the ability of the other potentially responsible parties to fulfill their obligations.
   Some of the Corporation's liabilities, including certain Superfund liabilities, relate to facilities that were acquired by the Corporation with indemnities from the sellers or former owners. In estimating the potential liability at these sites, the Corporation has considered the indemnification separately from the liability.
   The Corporation has had liability and property insurance in force over its history with a number of insurance companies, and the Corporation has commenced litigation seeking indemnity and defense under these insurance policies in relation to its environmental liabilities. Settlements to date, which have not been material, have been recorded upon receipt. While the litigation against the Corporation's historic liability insurers has concluded, it is expected that the case against the Corporation's property insurers will last several years. Environmental liabilities are not reduced by potential insurance reimbursements.

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

15. BUSINESS SEGMENT FINANCIAL DATA
The Corporation and its subsidiaries design, develop, manufacture and sell high-technology products, classified in five principal business segments.
   Otis products include elevators and escalators, substantial service, maintenance and spare parts sold to a diversified international customer base in commercial real estate development.
   Carrier products include heating, ventilating and air conditioning equipment, and transport and commercial refrigeration equipment and service for a diversified international customer base in commercial and residential real estate development.
   Automotive products include electrical distribution systems, electromechanical and hydraulic devices, electric motors, car and truck interior trim components, steering wheels (through October 1996), instrument panels and other products for the automotive industry principally in North America and Europe.
   Pratt & Whitney products are principally aircraft engines and substantial spare parts sold to a diversified customer base including international and domestic commercial airlines and aircraft leasing companies, aircraft manufacturers, regional and commuter airlines, and U.S. and non-U.S. governments. Pratt & Whitney also produces modified aircraft engines which are used for electrical power generation and other applications.

   The Flight Systems segment includes Sikorsky Aircraft and Hamilton Standard, as well as Norden Systems through May 31, 1994. Sikorsky Aircraft products include helicopters and spare parts sold primarily to U.S. and non-U.S. governments. Hamilton Standard products include fuel, environmental and flight control systems and propellers sold primarily to U.S. and non-U.S. governments, aerospace and defense prime contractors, and airframe and jet engine manufacturers. Hamilton Standard products also include fuel cells sold primarily to commercial manufacturers. Norden Systems products included cockpit and integrated display systems sold primarily to the U.S. Government.
   Business segment information for the three years ended December 31, 1996 follows:

BUSINESS SEGMENTS

                                                           Total Revenues                            Operating Profits
In Millions of Dollars                           1996           1995           1994          1996          1995          1994
-------------------------------------------------------------------------------------------------------------------------------
Otis                                          $ 5,595        $ 5,287        $ 4,644        $  524        $  511        $  421
Carrier                                         5,958          5,456          4,919           422           354           278
Automotive                                      3,233          3,061          2,683           196           180           182
Pratt & Whitney                                 6,201          6,170          5,846           637           530           380
Flight Systems                                  2,651          2,947          3,218           234           209           282
Corporate items and eliminations                 (126)          (119)          (113)          (21)            2             1
                                            -----------------------------------------------------------------------------------
Total                                         $23,512        $22,802        $21,197         1,992         1,786         1,544
                                            -----------------------------------------
Financing revenues and other income, net                                                      (23)          (23)          (17)
Interest expense                                                                             (221)         (244)         (275)
General corporate expenses                                                                   (188)         (175)         (176)
                                                                                         --------------------------------------
Consolidated income before income taxes and
  minority interests                                                                       $1,560        $1,344        $1,076
                                                                                         --------------------------------------

                                Identifiable Assets                 Capital Expenditures           Depreciation and Amortization
In Millions of Dollars      1996        1995        1994        1996        1995        1994        1996        1995        1994
----------------------------------------------------------------------------------------------------------------------------------
Otis                     $ 2,712     $ 2,613     $ 2,068        $132        $115        $101        $116        $108        $103
Carrier                    3,387       2,959       2,776         169         151         134         145         134         136
Automotive                 1,856       1,875       1,818         138         140         151         128         122         106
Pratt & Whitney            4,261       4,215       4,221         248         240         226         296         314         323
Flight Systems             1,416       1,425       1,720          86         106         130         123         127         140
Corporate items
  and eliminations         3,113       2,871       3,021          21          28          17          45          39          32
                       -----------------------------------------------------------------------------------------------------------
Consolidated total       $16,745     $15,958     $15,624        $794        $780        $759        $853        $844        $840
                       -----------------------------------------------------------------------------------------------------------

GEOGRAPHIC AREAS

                                      Total Revenues                 Intergeographic Revenues               External Revenues
In Millions of Dollars         1996        1995        1994        1996        1995        1994        1996        1995       1994
------------------------------------------------------------------------------------------------------------------------------------
United States operations    $14,007     $13,968     $13,545     $   592     $   534     $   457     $13,415     $13,434    $13,088
International operations:
  Europe                      4,977       4,769       4,119         177         170         144       4,800       4,599      3,975
  Asia Pacific                3,395       3,024       2,461         353         317         180       3,042       2,707      2,281
  Other                       2,668       2,463       2,210         430         421         385       2,238       2,042      1,825
Corporate items
  and eliminations           (1,535)     (1,422)     (1,138)     (1,552)     (1,442)     (1,166)         17          20         28
                          ----------------------------------------------------------------------------------------------------------
Total                       $23,512     $22,802     $21,197     $    --     $    --     $    --     $23,512     $22,802    $21,197
                          ----------------------------------------------------------------------------------------------------------

                                                          Operating Profits                        Identifiable Assets
In Millions of Dollars                           1996           1995           1994          1996          1995          1994
-------------------------------------------------------------------------------------------------------------------------------
United States operations                       $  965         $  773         $  746       $ 7,252       $ 7,110       $ 7,912
International operations:
  Europe                                          461            457            399         2,749         2,540         2,199
  Asia Pacific                                    272            235            200         2,171         2,078         1,524
  Other                                           310            321            204         1,454         1,357         1,022
Corporate items
  and eliminations                                (16)            --             (5)        3,119         2,873         2,967
                                             ----------------------------------------------------------------------------------
Total                                          $1,992         $1,786         $1,544       $16,745       $15,958       $15,624
                                             ----------------------------------------------------------------------------------

REVENUES
Total revenues by business segment and geographic area include intersegment and intergeographic sales and transfers between geographic areas. Generally, such sales and transfers are made at prices approximating those which the selling or transferring entity is able to obtain on sales of similar products to unaffiliated customers.
   Revenues include sales under prime contracts and subcontracts to the U.S. Government, for the most part Pratt & Whitney and Flight Systems products, as follows:

In Millions of Dollars              1996          1995          1994
----------------------------------------------------------------------
Pratt & Whitney                   $1,857        $1,841        $1,830
Flight Systems                     1,498         1,780         1,948

   Sales to Ford Motor Company, Automotive's largest customer, comprised approximately 38%, 40% and 37% of Automotive's revenues in 1996, 1995 and 1994, respectively.
   Revenues from United States operations include export sales as follows:

In Millions of Dollars              1996          1995          1994
----------------------------------------------------------------------
Europe                            $  854        $  869        $  737
Asia Pacific                       1,478         1,686         1,772
Other                                792           712           599
                                --------------------------------------
                                  $3,124        $3,267        $3,108
                                --------------------------------------

   Export sales include direct sales to commercial customers outside the United States and sales to the U.S. Government, commercial and affiliated customers which are known to be for resale to customers outside the United States.

IDENTIFIABLE ASSETS
Identifiable assets are those which are specifically identified with the business segments and geographic areas in which operations are conducted. General corporate assets consist principally of customer financing subsidiaries, future income tax benefits, and investments in other companies.

ELIMINATIONS
Eliminations made in reconciling business and geographic area data with the related consolidated amounts include intersegment sales and transfers between geographic areas, unrealized profits in inventory and similar items.

SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)


In Millions of Dollars (except per share amounts)    Quarter Ended    March 31    June 30    September 30    December 31
--------------------------------------------------------------------------------------------------------------------------
1996
Sales                                                                   $5,348     $6,002          $5,908         $6,015
Gross Profit                                                             1,240      1,444           1,432          1,420
Net income                                                                 164        259             254            229
Earnings per share of Common Stock and
  common stock equivalents                                                 .62        .98             .97            .87

1995
Sales                                                                   $5,318     $5,774          $5,604         $5,928
Gross Profit                                                             1,135      1,288           1,279          1,322
Net income                                                                 135        218             210            187
Earnings per share of Common Stock and
  common stock equivalents                                                 .51        .82             .80            .71

Beginning January 1, 1997, international operating subsidiaries which have generally been included in the consolidated financial statements based on fiscal years ending November 30, will be included in the consolidated financial statements based on fiscal years ending December 31. The pattern of future quarterly results may differ from the past due in part to seasonality in some business segments. If this change had been made effective January 1, 1996, the estimated impact would have been an increase in first quarter results and a decrease in fourth quarter results, with no significant impact on the full year.

COMPARATIVE STOCK DATA

                                                               1996                                   1995
                                               -------------------------------------  -------------------------------------
Common Stock                                         High         Low     Dividend          High         Low     Dividend
---------------------------------------------  -------------------------------------  -------------------------------------
First Quarter                                    59           45 1/4         $.275      34  3/4      31 1/8         $.25
Second Quarter                                   58  1/8      50 3/16        $.275      39 11/16     33 3/4         $.25
Third Quarter                                    60 13/16     50 3/4         $.275      44  5/16     39             $.25
Fourth Quarter                                   70  7/16     59 3/4         $.275      48  7/8      41 7/16        $.275

The Corporation's Common Stock is listed on the New York Stock Exchange. The high and low prices are based on the Composite Tape of the New York Stock Exchange.  There were approximately 23,000 common shareowners of record at December 31, 1996.

Amounts are adjusted to give retroactive effect to the 2-for-1 stock split in 1996.