Form 10-K, Exhibit 13
period 1997-12-31
UNITED TECHNOLOGIES CORP /DE/
filed 1998-02-17
CIK 101829

                                                                      EXHIBIT 13

                               FIVE YEAR SUMMARY

IN MILLIONS OF DOLLARS (EXCEPT PER SHARE AMOUNTS)               1997          1996          1995          1994          1993
----------------------------------------------------------------------------------------------------------------------------
FOR THE YEAR
Revenues                                                    $ 24,713      $ 23,512      $ 22,802      $ 21,197      $ 21,081
Research and development                                       1,187         1,122           963           978         1,137
Segment operating profit margin                                 8.8%          8.5%          7.8%          7.3%          6.1%
Net income                                                     1,072           906           750           585           487
Earnings per share:
     Basic                                                      4.44          3.63          2.94          2.24          1.78
     Diluted                                                    4.21          3.48          2.87          2.20          1.66
Cash dividends per common share                                 1.24          1.10         1.025           .95           .90
Average number of shares of Common Stock
     outstanding (thousands):
     Basic                                                   234,443       241,454       245,642       251,077       249,264
     Diluted                                                 253,555       258,606       259,506       262,992       277,039
Return on average common shareowners' equity, after tax        24.5%         21.1%         18.6%         15.4%         13.1%

AT YEAR END
Working capital                                             $  1,937      $  2,398      $  2,395      $  1,799      $    902
Total assets                                                  16,719        16,745        15,958        15,624        15,618
Long-term debt, including current portion                      1,398         1,534         1,747         2,041         2,179
Total debt                                                     1,615         1,785         2,041         2,443         2,959
     Debt to total capitalization                                28%           29%           34%           39%           45%
Net debt (total debt less cash)                                  860           658         1,141         2,057         2,538
     Net debt to total capitalization                            17%           13%           22%           35%           41%
ESOP Preferred Stock, net                                        450           434           398           339           176
Shareowners' equity                                            4,073         4,306         4,021         3,752         3,598
Equity per common share                                        17.78         18.08         16.47         15.24         14.27
Number of employees:
     United States                                            72,300        69,800        70,900        75,900        81,700
     Europe                                                   43,900        42,400        40,700        41,500        40,300
     Asia Pacific                                             28,100        27,600        25,600        21,000        15,900
     Other                                                    35,800        34,000        33,400        33,100        30,700
     Total                                                   180,100       173,800       170,600       171,500       168,600


                      MANAGEMENT'S DISCUSSION AND ANALYSIS

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF
OPERATIONS AND FINANCIAL POSITION
The Corporation's operations are classified into five principal business segments. Otis, Carrier and UT Automotive serve customers in the commercial property, residential housing and automotive industries. Pratt & Whitney and the Flight Systems segment, which includes Sikorsky and Hamilton Standard, serve commercial and government customers in the aerospace industry. See Note 15 of Notes to Consolidated Financial Statements for the operating results of the Corporation's business segments.


BUSINESS ENVIRONMENT
As worldwide businesses, the Corporation's operations are affected by global and regional economic factors. However, the diversity of the Corporation's businesses and global market presence has helped limit the impact of any one industry or the economy of any single country on the consolidated results. Revenues from outside the U.S., including U.S. export sales, in dollars and as a percentage of consolidated revenues, are as follows:

IN MILLIONS OF DOLLARS        1997        1996        1995        1997         1996         1995
-------------------------------------------------------------------------------------------------
Europe                     $ 4,788     $ 4,800     $ 4,599          19%          20%          20%
Asia Pacific                 2,952       3,042       2,707          12%          13%          12%
Other                        2,380       2,238       2,042          10%          10%           9%
U.S. Exports                 4,022       3,124       3,267          16%          13%          14%
                           ----------------------------------------------------------------------
International
     Revenues              $14,142     $13,204     $12,615          57%          56%          55%
                           ----------------------------------------------------------------------

     As part of its globalization strategy, the Corporation has invested in businesses in emerging markets, which include the People's Republic of China
(PRC), the former Soviet Union and other emerging nations, which carry higher levels of currency, political and economic risks than investments in developed markets. At December 31, 1997, the Corporation's net investment in any one of these countries was less than 4% of consolidated equity.
     Economic growth rates in the Asia Pacific region slowed during the latter part of 1997. Tightening of credit in Asia is likely to affect available financing for new construction activities, resulting in lower or, in some cases, no growth in the near-term compared to recent years. While recognizing that the Asian economic downturn could continue in 1998, and possibly beyond, management believes the long-term economic growth prospects of the region remain intact. Therefore, the Corporation's Asian investment strategy continues to focus on the long-term infrastructure requirements of the region.

OTIS is the world's largest elevator and escalator manufacturing and service company. The elevator and escalator service market is an important aspect of Otis' business. Otis is impacted by global and regional economic factors, particularly fluctuations in commercial construction which affect new equipment installations, and labor costs which can impact service and maintenance margins on installed elevators and escalators. In 1997, 83% of Otis' revenues were generated outside the U.S. Accordingly, changes in foreign currency exchange rates can significantly affect the translation of Otis' operating results into U.S. dollars for financial reporting purposes.
     During 1997, U.S. office building construction starts were higher than the prior year and commercial vacancy rates continued to improve. In Europe, Otis' new equipment activity increased along with a growing base of service business. Otis maintains a significant presence in the Asia Pacific region where economic growth weakened in 1997.

CARRIER is the world's largest manufacturer of commercial and residential heating, ventilating and air conditioning (HVAC) systems and equipment. Carrier is also a supplier of transport and commercial refrigeration equipment, as well as after-market service and component sales. During 1997, 58% of Carrier's revenues were generated by international operations and U.S. exports. Accordingly, Carrier's results are impacted by commercial and residential construction activity worldwide, regional weather conditions and changes in foreign currency exchange rates.
     U.S. residential housing starts were flat in 1997, compared to 1996, while commercial construction starts in the U.S. improved. Asian economies weakened in 1997 while Europe remained weak.

UT AUTOMOTIVE (UTA) develops and manufactures a wide variety of electrical and interior trim systems and components for original equipment manufacturers (OEMs) in the automotive industry. Sales to Ford Motor Company, UTA's largest customer, were 38% of UTA's revenues in 1997. UTA also has important relationships with Chrysler Corporation and General Motors Corporation as well as PSA, Renault, Volvo, Austin Rover/BMW and Fiat in Europe and the U.S. manufacturing divisions of Japanese automotive OEMs.
     North American car and light truck production and European car sales were higher in 1997, compared to 1996. UTA's revenues were impacted by lower sales of high content vehicles in North America and benefited from higher volumes in Europe. The automotive OEMs apply significant cost reduction and performance pressures on suppliers and continue to require suppliers to bear an increasing portion of engineering, design, development, tooling and warranty expenditures.
     During 1997, 39% of UTA's revenues were generated by international operations and U.S. exports. Accordingly, UTA's results are impacted by changes in foreign currency exchange rates.

COMMERCIAL AEROSPACE
The financial performance of the Corporation's Pratt & Whitney and Flight Systems segments is directly tied to the aviation industry. Pratt & Whitney is a major supplier of commercial, general aviation and military aircraft engines, along with spare parts, product support and a full range of overhaul, repair and fleet management services. The Flight Systems segment provides environmental, flight and fuel control systems and propellers for commercial and military aircraft through Hamilton Standard, and commercial and military helicopters, along with after-market products and services, through Sikorsky Aircraft.
     Worldwide airline profits have been a reliable indicator for new aircraft and after-market orders. U.S. and European airlines are experiencing strong levels of profitability driven primarily by higher traffic growth, improved yields and major cost reduction programs. Airlines in the Asia Pacific region, with the exception of the PRC, have suffered recent erosion in operating results reflecting weaker local economies. This recent erosion in earnings could result in a decrease in new orders for aerospace products and cancelations or deferrals of existing orders. Airlines in the PRC (excluding Hong Kong) are benefiting from a relatively stable currency and strong domestic economic growth.
     Pratt & Whitney's mix of large commercial engine shipments has shifted to newer, higher thrust engines for wide-bodied aircraft in a market which is very price and product competitive.
     The follow-on spare parts sales for Pratt & Whitney engines in service have traditionally been an important source of profit for the Corporation. The large investment required for new aircraft, coupled with performance improvements and hush-kit upgrades to older aircraft and engines, have resulted in lengthened lives of older aircraft in operation, including those with Pratt & Whitney engines.
     Technological improvement to newer generation engines that increase reliability, as well as vertical integration of OEMs in the overhaul and maintenance business, may alter the market environment in the after-market business.

GOVERNMENT BUSINESS
During 1997, the Corporation's sales to the U.S. Government were $3,311 million or 14% of total sales, a decline from $3,382 million or 15% of total sales in 1996 and $3,651 million or 16% of total sales in 1995.
     The defense portion of the Corporation's aerospace businesses continues to respond to a changing global political environment. The U.S. defense industry continues to downsize and consolidate in response to continued pressure on U.S. defense spending.
     Sikorsky will continue to supply Black Hawk helicopters to the U.S. and foreign governments under contracts extending into 2002, albeit at lower volumes than in the past. The U.S. Army Comanche helicopter contract, awarded to a Sikorsky/Boeing joint venture, supports completion of prototype development, flight testing and aircraft for initial field tests.
     The significant decrease in the U.S. defense procurement of helicopters in recent years has placed the U.S. helicopter manufacturers under some of the same pressures that have led to consolidation in other segments of the U.S. defense industry. Sikorsky is responding to these pressures by improving its products and increasing sales to foreign government customers. In addition, an international team led by Sikorsky is developing the S-92, a large cabin derivative of the Black Hawk family, for commercial and military markets.
     Pratt & Whitney continues to deliver F100 engines and military spare parts to both U.S. and foreign governments. Pratt & Whitney's engines have been selected to power two of the primary U.S. Air Force programs of the future: the C-17 airlifter which is currently in production and the F-22 fighter which is currently being developed. In 1996, derivatives of Pratt & Whitney's F119 engine were chosen to provide power for the Joint Strike Fighter demonstration aircraft. The Joint Strike Fighter program is intended to lead to the development of a single aircraft, with two configurations, to satisfy future requirements of the U.S. Navy, Air Force and Marine Corps and the United Kingdom Royal Navy.


RESULTS OF OPERATIONS

IN MILLIONS OF DOLLARS           1997        1996        1995
-------------------------------------------------------------
Sales                         $24,495     $23,273     $22,624
Financing revenues and
   other income, net              218         239         178
                              -------------------------------
Revenues                      $24,713     $23,512     $22,802
                              -------------------------------

     Consolidated revenues increased 5% in 1997 and 3% in 1996. Excluding the unfavorable impact of foreign currency translation, consolidated revenues would have increased by 8% and 4% in 1997 and 1996. The Corporation estimates that increases in selling prices to customers averaged approximately 1% in 1997 and 1996, indicating that the real volume of revenues increased 7% in 1997 and 3% in 1996.
     Financing revenues and other income, net, decreased $21 million in 1997 and increased $61 million in 1996. The 1996 increase was principally due to the gain on the sale of UT Automotive's steering wheels business which was partially offset by lower financing revenues associated with a lower customer financing asset base.

IN MILLIONS OF DOLLARS        1997         1996         1995
------------------------------------------------------------
Cost of sales              $18,652      $17,737      $17,600
Gross margin %               23.9%        23.8%        22.2%

     Gross margin as a percentage of sales increased one-tenth of a percentage point in 1997. Gross margin as a percentage of sales increased 1.6 percentage points in 1996 reflecting improved margin percentages at Pratt & Whitney, Carrier and Flight Systems. Gross margin in both years benefited from the Corporation's continuing cost reduction efforts.

IN MILLIONS OF DOLLARS         1997        1996      1995
---------------------------------------------------------
Research and development     $1,187      $1,122      $963
Percent of sales               4.8%        4.8%      4.3%

     Research and development expenses increased $65 million (6%) and $159 million (17%) in 1997 and 1996. The increases in 1997 and 1996 occurred in all segments. Research and development expenses in 1998 are expected to remain between 4% and 5% of sales.

IN MILLIONS OF DOLLARS        1997        1996        1995
----------------------------------------------------------
Selling, general and
   administrative           $2,915      $2,872      $2,651
Percent of sales             11.9%       12.3%       11.7%

     Selling, general and administrative expenses, as a percentage of sales, decreased four-tenths of a percentage point in 1997 while increasing six-tenths of a percentage point in 1996. The 1997 decrease was primarily due to decreases at Pratt & Whitney and Flight Systems. The 1996 increase, although somewhat mitigated by ongoing cost reduction efforts, was attributable to higher expenses for incentive based compensation plans and litigation costs.

IN MILLIONS OF DOLLARS      1997      1996      1995
----------------------------------------------------
Interest expense           $ 195     $ 221     $ 244

     Interest expense decreased 12% and 9% in 1997 and 1996 mainly due to reduced average borrowing levels.

YEARS ENDED DECEMBER 31           1997        1996        1995
--------------------------------------------------------------
Average interest rate:
   Short-term borrowings         11.7%       11.8%        8.8%
   Total debt                     8.3%        8.7%        8.5%

     The weighted-average rate applicable to debt outstanding at December 31, 1997 was 9.8% for short-term borrowings and 8.3% for total debt. Short-term borrowing rates exceed those of total debt due to higher short-term borrowing rates in certain foreign operations.

                                  1997      1996        1995
------------------------------------------------------------
Effective income tax rate        32.5%     33.5%       34.5%

     The Corporation has reduced its effective income tax rate by implementing tax reduction strategies.
     The future tax benefit arising from net deductible temporary differences is $2,075 million and relates to expenses recognized for financial reporting purposes which will result in tax deductions over varying future periods. Management believes that the Corporation's earnings during the periods when the temporary differences become deductible will be sufficient to realize those future income tax benefits.
     While some tax credit and loss carryforwards have no expiration date, certain foreign and state tax loss carryforwards arise in a number of different tax jurisdictions with expiration dates beginning in 1998. For those jurisdictions where the expiration date or the projected operating results indicate that realization is not likely, a valuation allowance has been provided. U.S. foreign tax credit carryforwards, which require future foreign source income to be utilized, expire after five years and are reserved through valuation allowances.
     The Corporation believes, based upon a review of prior period income tax returns, that it is entitled to income tax refunds for prior periods. These potential refunds are reviewed as part of the examination of the Corporation's income tax returns by the Internal Revenue Service and the impact on the Corporation's liability for income taxes for these years cannot presently be determined.

Net income:
Increased 18% or $166 million from 1996 to 1997.
Increased 21% or $156 million from 1995 to 1996.

                    [GRAPHIC  OMITTED:   Bar  Chart  showing
                    Effective Tax Rate (%) from 1993-1997]

                    Data Points as follows:
                         1993      37.0%
                         1994      35.7%
                         1995      34.5%
                         1996      33.5%
                         1997      32.5%


SEGMENT REVIEW

                                        Revenues                    Operating Profits                 Operating Profit Margin
IN MILLIONS OF DOLLARS         1997       1996       1995       1997       1996       1995          1997        1996        1995
--------------------------------------------------------------------------------------------------------------------------------
Otis                         $5,548     $5,595     $5,287     $  465     $  524     $  511          8.4%        9.4%        9.7%
Carrier                       6,056      5,958      5,456        458        422        354          7.6%        7.1%        6.5%
UT Automotive                 2,987      3,233      3,061        173        196        180          5.8%        6.1%        5.9%
Pratt & Whitney               7,402      6,201      6,170        816        637        530         11.0%       10.3%        8.6%
Flight Systems                2,862      2,651      2,947        285        234        209         10.0%        8.8%        7.1%


1997 COMPARED TO 1996
OTIS revenues decreased $47 million (1%) in 1997. Excluding the unfavorable impact of foreign currency translation, 1997 revenues would have increased 7% with all regions showing growth.
     Otis operating profits decreased $59 million (11%) in 1997. Excluding the unfavorable impact of foreign currency translation, 1997 operating profits would have decreased 2%. The 1997 results include the impact of salaried workforce reductions designed to lower costs and streamline the organization. North American, South American and European operations improved in 1997, partially offset by a decline in Asia Pacific operations. Otis expects additional charges in 1998 associated with the closure of certain facilities in order to further streamline operations.

CARRIER revenues increased $98 million (2%) in 1997. Excluding the unfavorable impact of foreign currency translation, 1997 revenues would have increased 5%, primarily due to the impact of European acquisitions and increases at Carrier Transicold. Revenue increases were partially offset by declines due to sluggish economic conditions in Europe, unseasonably cool summer selling seasons in Europe and North America and an economic downturn in the Asia Pacific region, particularly Southeast Asia.
     Carrier operating profits increased $36 million (9%) in 1997. Excluding the unfavorable impact of foreign currency translation, 1997 operating profits would have increased 12%. The increase in 1997 results reflects improvements at Carrier Transicold and the impact of acquisitions which more than offset declines in Asia Pacific and European operations and the weather related weakness noted above.

UT AUTOMOTIVE revenues decreased $246 million (8%) in 1997. Foreign currency translation reduced 1997 revenues by 3%. The comparative decrease in 1997 revenues is also the result of the sale of the steering wheels business in the fourth quarter of 1996 and lower volumes at most businesses.
     UT Automotive operating profits decreased $23 million (12%) in 1997. Foreign currency translation reduced 1997 operating profits by 7%. The comparative results were also impacted by lower volumes, domestic administrative workforce reductions, a provision for a European plant closure in 1997 and the fourth quarter 1996 sale of the steering wheels business, which more than offset improvements at the interiors business and in Europe.

PRATT & WHITNEY revenues increased $1,201 million (19%) in 1997, reflecting higher volumes in both the after-market and new engine businesses.
     Pratt & Whitney operating profits increased $179 million (28%), reflecting strong after-market results partially offset by higher research and development spending. 1997 operating results also benefited from continued cost reduction efforts which more than offset raw material price increases and costs associated with staff reductions.

FLIGHT SYSTEMS revenues increased $211 million (8%) in 1997 due to increases at both Hamilton Standard and Sikorsky.
     Flight Systems operating profits increased $51 million (22%) in 1997, as a result of continuing operating performance improvement at both Hamilton Standard and Sikorsky, partially offset by higher research and development spending.

                    [GRAPHIC  OMITTED:  Bar  Chart  showing
                    Segment Operating Profits ($ Billions) from 1993 - 1997 ]

                    Data Points as follows:
                    1993      $1.293
                    1994      $1.544
                    1995      $1.786
                    1996      $1.992
                    1997      $2.174


                    [GRAPHIC  OMITTED: Bar  Chart  showing
                    Operating  Cash Flows ($ Billions)  from
                    1993-1997]

                    Data Points as follows:
                    1993      $1.508
                    1994      $1.357
                    1995      $2.044
                    1996      $2.095
                    1997      $2.131


1996 COMPARED TO 1995
OTIS revenues increased $308 million (6%) in 1996. Excluding the unfavorable impact of foreign currency translation, 1996 revenues would have increased approximately 9% with all geographic regions showing increases. Acquisitions in 1996 and 1995 had a positive impact on 1996 revenues.
     Otis operating profits increased $13 million (3%) in 1996. Excluding the unfavorable impact of foreign currency translation, 1996 operating profits would have increased 6%. North America, Latin America and Asia Pacific regions showed increases in 1996. European operations were flat as a result of 1996 charges related to headcount reductions and the closure of a manufacturing facility.

CARRIER revenues increased $502 million (9%) in 1996, reflecting increases in all geographic regions led by strong growth in the Asia Pacific region and a strong summer selling season in North America.
     Carrier operating profits increased $68 million (19%) in 1996. Improvements were driven by strong demand for residential and commercial packaged air conditioning in North America, continued growth in the Asia Pacific region and strong performance in Latin America, while European operations remained essentially flat. Carrier Transicold results were lower in 1996 due to softness in the transport refrigeration business in the second half of the year.

UT AUTOMOTIVE revenues increased $172 million (6%) in 1996, primarily due to higher vehicle content in North America, higher industry volumes in Europe and a fourth quarter gain realized on the sale of the steering wheels business.
     UT Automotive operating profits increased $16 million (9%) in 1996. The increase is due to the fourth quarter gain of $78 million on the sale of the steering wheels business, which was largely offset by charges for cost reduction and other actions, including the discontinuance of certain product lines and the consolidation of certain production facilities. These actions were taken in response to changing industry conditions and to enhance cost structure and competitive position. In addition, the interiors business experienced manufacturing problems and higher costs to implement turn around strategies. The 1996 results also include a provision related to UT Automotive's participation in the costs of a customer recall program.

PRATT & WHITNEY revenues increased $31 million in 1996. The 1996 revenues reflect the impact of the change in classification of sales associated with Pratt & Whitney's strategic alliances and related collaborative arrangements on its engine programs, as described in Note 1 of Notes to Consolidated Financial Statements. This reclassification did not affect operating profits or assets. While 1995 amounts were not reclassified, the impact would have been a reduction of revenues and cost of sales of approximately $400 million. 1996 benefited from increases in the commercial and government after-market and general aviation businesses.
     Pratt & Whitney operating profits increased $107 million (20%) in 1996. The increase reflects continued margin improvements in the commercial and government after-market and general aviation businesses, more than offsetting planned increases in research and development spending and higher selling, general and administrative expenses.

FLIGHT SYSTEMS revenues decreased $296 million (10%) in 1996 due to fewer helicopter shipments.
     Flight Systems operating profits increased $25 million (12%) in 1996. The 1996 results reflect performance improvements at Hamilton Standard, partially offset by lower helicopter volume at Sikorsky. In addition, 1995 results include costs associated with selling the wafer fabrication facility of Hamilton Standard's Microelectronics Center and a service and warranty provision for a Hamilton Standard propeller issue.


LIQUIDITY AND FINANCING COMMITMENTS
Management assesses the Corporation's liquidity in terms of its overall ability to generate cash to fund its operating and investing activities. Significant factors affecting the management of liquidity are cash flows generated from operating activities, capital expenditures, customer financing requirements, adequate bank lines of credit and financial flexibility to attract long-term capital with satisfactory terms.

IN MILLIONS OF DOLLARS            1997         1996         1995
-----------------------------------------------------------------
Net Cash Flows provided by
   Operating Activities        $ 2,131      $ 2,095      $ 2,044
Capital expenditures              (843)        (794)        (780)
Decrease in customer
   financing assets, net            39           48          235
Acquisition funding               (584)        (317)        (204)
Common Stock repurchase           (849)        (459)        (221)
Change in total debt              (170)        (256)        (402)
Change in net debt                 202         (483)        (916)

     Cash flows provided by operating activities remained at levels comparable to 1996 and 1995.
     Cash flows used in investing activities were $1,185 million during 1997 compared to $802 million in 1996. Capital expenditures in 1997 were $843 million, a $49 million increase over 1996. The Corporation expects 1998 capital spending to be moderately higher than 1997. Customer financing activity provided cash of $39 million and $48 million in 1997 and 1996, respectively. Both 1997 and 1996 results reflect lower customer financing asset sales than in 1995. While the Corporation expects that customer financing activity will be a net use of cash in 1998, actual funding is subject to usage under existing customer financing commitments. Acquisitions in 1997 primarily include Carrier's domestic acquisitions of two commercial refrigeration businesses and Pratt & Whitney's acquisition of component repair operations. Acquisitions in 1996 included a U.K. elevator company by Otis, UT Automotive's ownership increase in a European subsidiary and the purchase of a European transportation air conditioning company and a French commercial refrigeration distribution company by Carrier. Proceeds from the disposition of business units in 1996 primarily included the sale of UT Automotive's steering wheels business.
     The Corporation repurchased $849 million of Common Stock during 1997, representing 11.2 million shares, under previously announced share repurchase programs. Share repurchase continues to be a significant use of the Corporation's strong cash flows and serves to offset the dilutive effect resulting from the issuance of stock under stock-based employee benefit programs.

                    [GRAPHIC  OMITTED:  Bar  Chart  showing
                    Acquisitions ($ Millions) from 1993-1997]

                    Data Points as follows:
                    1993         $ --
                    1994          125
                    1995          204
                    1996          317
                    1997          584

                    [GRAPHIC  OMITTED: Bar Chart showing  Share
                    Repurchase ($ Millions) from 1993-1997]

                    Data Points as follows:
                    1993      $ --
                    1994       270
                    1995       221
                    1996       459
                    1997       849


IN MILLIONS OF DOLLARS             1997        1996
---------------------------------------------------
Cash and cash equivalents        $  755      $1,127
Total debt                        1,615       1,785
Net debt (total debt less
   cash)                            860         658
Shareowners' equity               4,073       4,306
Debt to total capitalization        28%         29%
Net debt to total
   capitalization                   17%         13%

     At December 31, 1997, the Corporation had credit commitments from banks totaling $1.5 billion under a Revolving Credit Agreement, which also serves as back-up for an uncommitted commercial paper facility. At December 31, 1997, there were no borrowings under the Revolving Credit Agreement. In addition, at December 31, 1997, approximately $1.2 billion was available under short-term lines of credit with local banks at the Corporation's various international subsidiaries.
     At December 31, 1997, up to $871 million of medium-term and long-term debt could be issued under a Registration Statement on file with the Securities and Exchange Commission.
     At December 31, 1997, the Corporation had commitments to finance or arrange financing for approximately $934 million of commercial aircraft, of which as much as $220 million may be required to be disbursed in 1998. The Corporation cannot currently predict the extent to which these commitments will be utilized, since certain customers may be able to obtain more favorable terms from other financing sources. The Corporation may also arrange for third-party investors to assume a portion of its commitments. Refer to Note 4 of Notes to Consolidated Financial Statements for additional discussion of the Corporation's airline industry and customer financing assets.
     The Corporation believes that existing sources of liquidity are adequate to meet anticipated short-term borrowing needs at comparable risk-based interest rates for the foreseeable future.


DERIVATIVE AND OTHER FINANCIAL INSTRUMENTS
The Corporation is exposed to changes in foreign currency exchange and interest rates primarily in its cash, debt and foreign currency transactions. The Corporation holds derivative instruments, including swaps, forward contracts and options, to manage certain foreign currency exposures. Derivative instruments utilized by the Corporation in its hedging activities are viewed as risk management tools, involve little complexity and are not used for trading or speculative purposes. The Corporation diversifies the counterparties used and monitors the concentration of risk to limit its counterparty exposure.
     International operations, including U.S. export sales, constitute a significant portion of the revenues and identifiable assets of the Corporation, which averaged approximately $13 billion and $7 billion, respectively, over the last three years. These operations result in a large volume of foreign currency commitment and transaction exposures and significant foreign currency net asset exposures. Foreign currency commitment and transaction exposures are managed at the operating unit level as an integral part of the business and residual exposures that cannot be offset to an insignificant amount are hedged. These hedges are scheduled to mature coincident with the timing of the underlying foreign currency commitments and transactions. Currently, the Corporation does not hold any derivative contracts that hedge its foreign currency net asset exposures.
     The Corporation's cash position includes amounts denominated in foreign currencies. The Corporation manages its worldwide cash requirements considering available funds among its many subsidiaries and the cost effectiveness with which these funds can be accessed. The repatriation of cash balances from certain of the Corporation's subsidiaries could have adverse tax consequences. However, those balances are generally available without legal restrictions to fund ordinary business operations. The Corporation has and will continue to transfer cash from those subsidiaries to the parent and to other international subsidiaries when it is cost effective to do so.
     The Corporation's long-term debt portfolio consists mostly of fixed-rate instruments in order to minimize earnings volatility related to interest expense. The Corporation currently does not hold interest rate derivative contracts.
     The Corporation has evaluated its exposure to changes in foreign currency exchange and interest rates in its market risk sensitive instruments using a value at risk analysis. The value at risk model uses a variance/covariance methodology which applies statistical analysis to the Corporation's market risk sensitive instruments, primarily cash, debt and derivative instruments, utilizing historical market data, volatilities and correlations. Based on a

95% confidence level and a one-day holding period, at December 31, 1997, the potential loss in fair value of the Corporation's market risk sensitive instruments was not material in relation to the Corporation's financial position, results of operations or cash flows. The Corporation's calculated value at risk exposure represents an estimate of reasonably possible net losses based on historical market rates, volatilities and correlations and is not necessarily indicative of actual results.
     Refer to Notes 1, 12 and 13 of Notes to Consolidated Financial Statements for additional discussion of the Corporation's foreign exchange and financial instruments.


ENVIRONMENTAL MATTERS
The Corporation's operations are subject to environmental regulation by federal, state and local authorities in the United States and regulatory authorities with jurisdiction over its foreign operations. As a result, the Corporation has established, and continually updates, policies relating to environmental standards of performance for its operations worldwide. The Corporation believes that expenditures necessary to comply with the present regulations governing environmental protection will not have a material effect upon its cash flows, competitive position, financial position or results of operations.
     The Corporation has identified approximately 375 locations, mostly in the United States, at which it may have some liability for remediating contamination. The Corporation does not believe that any individual location's exposure is material to the Corporation. Sites in the investigation or remediation stage represent approximately 93% of the Corporation's recorded liability. The remaining 7% of the recorded liability consists of sites where the Corporation may have some liability but investigation is in the initial stages or has not begun.
     The Corporation has been identified as a potentially responsible party under the Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA" or Superfund) at approximately 90 sites. The number of Superfund sites, in and of itself, does not represent a relevant measure of liability because the nature and extent of environmental concerns vary from site to site and the Corporation's share of responsibility varies from sole responsibility to very little responsibility. In estimating its liability for remediation, the Corporation considers its likely proportionate share of the anticipated remediation expense and the ability of other potentially responsible parties to fulfill their obligations.
     Environmental remediation expenditures were $35 million in 1997, $30 million in 1996 and $40 million in 1995. The Corporation estimates that expenditures in each of the next two years will not exceed $50 million in the aggregate for these sites.
     Additional discussion of the Corporation's environmental matters is included in Notes 1 and 14 of Notes to Consolidated Financial Statements.


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


FUTURE ACCOUNTING CHANGES
In June 1997, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 130, "Reporting Comprehensive Income," and No. 131, "Disclosures about Segments of an Enterprise and Related Information". In July 1997, the Emerging Issues Task Force (EITF) issued EITF 96-16, "Investor's Accounting for an Investee When the Investor Has a Majority of the Voting Interest but the Minority Shareholder or Shareholders Have Certain Approval or Veto Rights". The Corporation will adopt these new requirements in 1998. Management believes adoption of these requirements will not have a material impact on the Corporation's reported financial position, results of operations or cash flows.


YEAR 2000
The Corporation continues to assess its exposure related to the impact of the Year 2000 date issue. The Year 2000 date issue arises from the fact that many computer programs use only two digits to identify a year in a date field. The Corporation's products and key financial and operational systems are being reviewed and, where required, detailed plans have been, or are being, developed and implemented on a schedule intended to permit the Corporation's computer systems and products to continue to function properly. The Year 2000 date conversion effort is expected to increase costs in 1998 and 1999. While final cost estimates are not complete, management does not expect these costs will have a material adverse impact on the Corporation's financial position, results of operations or cash flows. However, the Corporation could be adversely impacted by the Year 2000 date issue if suppliers, customers and other businesses do not address this issue successfully. Management continues to assess these risks in order to reduce the impact on the Corporation.


SAFE HARBOR STATEMENT
This annual report contains statements which, to the extent they are not historical fact, constitute "forward looking statements" under the securities laws. All forward looking statements involve risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Corporation to differ materially from those contemplated or projected, forecasted, estimated, budgeted, expressed or implied by or in such forward looking statements. The forward looking statements in this document are intended to be subject to the safe harbor protection provided under the securities laws.

     For additional information identifying economic, political, climatic, currency, regulatory, technological, competitive and some other important factors which may affect the Corporation's operations, products and markets and could cause actual results to vary materially from those anticipated in the forward looking statements, see the Corporation's Securities and Exchange Commission filings, including but not limited to, the discussion included in the Business section of the Corporation's Annual Report on Form 10-K under the headings "Description of Business by Industry Segment" and "Other Matters Relating to the Corporation's Business as a Whole".

              MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS

The financial statements of United Technologies Corporation and its subsidiaries are the responsibility of the Corporation's management and have been prepared in accordance with generally accepted accounting principles.
     Management is responsible for the integrity and objectivity of the financial statements, including estimates and judgments reflected in them and fulfills this responsibility primarily by establishing and maintaining accounting systems and practices adequately supported by internal accounting controls. These controls are designed to provide reasonable assurance that the Corporation's assets are safeguarded, that transactions are executed in accordance with management's authorizations and that the financial records are reliable for the purpose of preparing financial statements. Self-monitoring mechanisms are also a part of the control environment whereby, as deficiencies are identified, corrective actions are taken. Even an effective internal control system, no matter how well designed, has inherent limitations -- including the possibility of the circumvention or overriding of controls -- and, therefore, can provide only reasonable assurance with respect to financial statement preparation and such safeguarding of assets. Further, because of changes in conditions, internal control system effectiveness may vary over time.
     The Corporation assessed its internal control system as of December 31, 1997. Based on this assessment, management believes the internal accounting controls in use provide reasonable assurance that the Corporation's assets are safeguarded, that transactions are executed in accordance with management's authorizations, and that the financial records are reliable for the purpose of preparing financial statements.
     Independent accountants are appointed annually by the Corporation's shareowners to audit the financial statements in accordance with generally accepted auditing standards. Their report appears below. Their audits, as well as those of the Corporation's internal audit department, include a review of internal accounting controls and selective tests of transactions.
     The Audit Review Committee of the Board of Directors, consisting of seven directors who are not officers or employees of the Corporation, meets regularly with management, the independent accountants and the internal auditors, to review matters relating to financial reporting, internal accounting controls and auditing.

/s/ George David
George David
Chairman and Chief Executive Officer


/s/ Jay L. Haberland
Jay L. Haberland
Vice President, Controller and
Acting Chief Financial Officer


                       REPORT OF INDEPENDENT ACCOUNTANTS


To the Shareowners of
United Technologies Corporation

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations, of changes in shareowners' equity and of cash flows present fairly, in all material respects, the financial position of United Technologies Corporation and its subsidiaries at December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Corporation's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


/s/ Price Waterhouse
One Financial Plaza
Hartford, Connecticut
January 22, 1998

                      CONSOLIDATED STATEMENT OF OPERATIONS

                                                          YEARS ENDED DECEMBER 31
IN MILLIONS OF DOLLARS (EXCEPT PER SHARE AMOUNTS)        1997        1996        1995
-------------------------------------------------------------------------------------
REVENUES
Product sales                                         $19,337     $18,247     $17,972
Service sales                                           5,158       5,026       4,652
Financing revenues and other income, net                  218         239         178
                                                      -------------------------------
                                                       24,713      23,512      22,802

COSTS AND EXPENSES
Cost of products sold                                  15,415      14,625      14,793
Cost of services sold                                   3,237       3,112       2,807
Research and development                                1,187       1,122         963
Selling, general and administrative                     2,915       2,872       2,651
Interest                                                  195         221         244
                                                      -------------------------------
                                                       22,949      21,952      21,458
Income before income taxes and minority interests       1,764       1,560       1,344
Income taxes                                              573         523         464
Minority interests in subsidiaries' earnings              119         131         130
                                                      -------------------------------
NET INCOME                                            $ 1,072     $   906     $   750
                                                      -------------------------------


EARNINGS PER SHARE OF COMMON STOCK:
        Basic                                         $  4.44     $  3.63     $  2.94
        Diluted                                          4.21        3.48        2.87

See accompanying Notes to Consolidated Financial Statements

                           CONSOLIDATED BALANCE SHEET

                                                                        DECEMBER 31
IN MILLIONS OF DOLLARS, SHARES IN THOUSANDS                         1997          1996
---------------------------------------------------------------------------------------
ASSETS
Cash and cash equivalents                                       $    755      $  1,127
Accounts receivable (net of allowance for doubtful
   accounts of $347 and $331)                                      3,789         3,717
Inventories and contracts in progress                              3,173         3,342
Future income tax benefits                                         1,111           946
Other current assets                                                 420           479
                                                                -----------------------
   Total Current Assets                                            9,248         9,611
Customer financing assets                                            216           296
Future income tax benefits                                           964           615
Fixed assets                                                       4,262         4,371
Other assets                                                       2,029         1,852
                                                                -----------------------
   TOTAL ASSETS                                                 $ 16,719      $ 16,745
                                                                -----------------------

LIABILITIES AND SHAREOWNERS' EQUITY
Short-term borrowings                                           $    217      $    251
Accounts payable                                                   1,978         2,186
Accrued liabilities                                                4,993         4,679
Long-term debt currently due                                         123            97
                                                                -----------------------
   Total Current Liabilities                                       7,311         7,213
Long-term debt                                                     1,275         1,437
Future pension and postretirement benefit obligations              1,267         1,247
Future income taxes payable                                          133           155
Other long-term liabilities                                        1,779         1,475
Commitments and contingent liabilities (Notes 4 and 14)
Minority interests in subsidiary companies                           431           478
Series A ESOP Convertible Preferred Stock, $1 par value
   (Authorized-20,000 shares)
   Outstanding-13,042 and 13,260 shares                              865           880
ESOP deferred compensation                                          (415)         (446)
                                                                -----------------------
                                                                     450           434
Shareowners' Equity:
   Capital Stock:
      Preferred Stock, $1 par value (Authorized-
         230,000 shares;  none issued or outstanding)                 --            --
      Common Stock, $1 par value
         (Authorized-1,000,000 shares)
         Issued-287,837 and 285,760 shares                         2,488         2,345
   Treasury Stock (58,766 and 47,650 common shares at cost)       (2,472)       (1,626)
   Retained earnings                                               4,558         3,849
   Currency translation and minimum pension liability               (501)         (262)
                                                                -----------------------
   TOTAL SHAREOWNERS' EQUITY                                       4,073         4,306
                                                                -----------------------
   TOTAL LIABILITIES AND SHAREOWNERS' EQUITY                    $ 16,719      $ 16,745
                                                                -----------------------

See accompanying Notes to Consolidated Financial Statements

                      CONSOLIDATED STATEMENT OF CASH FLOWS

                                                                       YEARS ENDED DECEMBER 31
IN MILLIONS OF DOLLARS                                             1997         1996         1995
--------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Net income                                                      $ 1,072      $   906      $   750
Adjustments to reconcile net income
   to net cash flows provided by operating activities:
      Depreciation and amortization                                 848          853          844
      Deferred income tax benefit                                  (526)         (20)         (79)
      Minority interests in subsidiaries' earnings                  119          131          130
   Change in:
      Accounts receivable                                          (204)           1          149
      Inventories and contracts in progress                         174         (364)           2
      Other current assets                                          (13)         (23)        (179)
      Accounts payable and accrued liabilities                      285          544          199
   Other, net                                                       376           67          228
                                                                ----------------------------------
   NET CASH FLOWS PROVIDED BY OPERATING ACTIVITIES                2,131        2,095        2,044
                                                                ----------------------------------

INVESTING ACTIVITIES
Capital expenditures                                               (843)        (794)        (780)
Increase in customer financing assets                              (132)        (137)        (138)
Decrease in customer financing assets                               171          185          373
Acquisitions of business units                                     (584)        (317)        (204)
Dispositions of business units                                       37          177          103
Other, net                                                          166           84           (8)
                                                                ----------------------------------
   NET CASH FLOWS USED IN INVESTING ACTIVITIES                   (1,185)        (802)        (654)
                                                                ----------------------------------

FINANCING ACTIVITIES
Issuance of long-term debt                                           12           30           --
Repayment of long-term debt                                        (148)        (273)        (299)
Increase (decrease) in short-term borrowings                          3          (93)         (92)
Common Stock issued under employee stock plans                      143           96          101
Dividends paid on Common Stock                                     (291)        (265)        (252)
Common Stock repurchase                                            (849)        (459)        (221)
Dividends to minority interests and other                          (139)         (91)        (111)
                                                                ----------------------------------
   NET CASH FLOWS USED IN FINANCING ACTIVITIES                   (1,269)      (1,055)        (874)
                                                                ----------------------------------

Effect of foreign exchange rate changes on
   Cash and cash equivalents                                        (49)         (11)          (2)
   Net (decrease) increase in Cash and cash equivalents            (372)         227          514
Cash and cash equivalents, beginning of year                      1,127          900          386
                                                                ----------------------------------
Cash and cash equivalents, end of year                          $   755      $ 1,127      $   900
                                                                ----------------------------------

Supplemental Disclosure of Cash Flow Information:
   Interest paid, net of amounts capitalized                    $   171      $   187      $   220
   Income taxes paid, net of refunds                                929          480          461

See accompanying Notes to Consolidated Financial Statements

            CONSOLIDATED STATEMENT OF CHANGES IN SHAREOWNERS' EQUITY

                                                                                                          Other
                                                                      Common   Treasury     Retained    Changes
IN MILLIONS OF DOLLARS (EXCEPT PER SHARE AMOUNTS)                      Stock      Stock     Earnings  in Equity
----------------------------------------------------------------------------------------------------------------
DECEMBER 31, 1994                                                     $2,148    $  (947)      $2,790      $(239)

Common Stock issued under employee  plans (3.5 million  shares)          101
Common Stock repurchased (5.7 million shares)                                      (221)
Net income                                                                                       750
Dividends on Common Stock ($1.025 per share)                                                    (252)
Dividends on ESOP Stock ($4.80 per share)                                                        (27)
Currency translation:
   Deferred foreign currency translation and hedging adjustments                                            (36)
   Income tax benefits                                                                                        9
Minimum pension liability:
   Pension adjustment                                                                                       (76)
   Income tax benefits                                                                                       30
Other                                                                                             (9)
                                                                      ------------------------------------------
DECEMBER 31, 1995                                                      2,249     (1,168)       3,252       (312)

Common Stock issued under employee plans (1.8 million shares)             96          1
Common Stock repurchased (8.0 million shares)                                      (459)
Net income                                                                                       906
Dividends on Common Stock ($1.10 per share)                                                     (265)
Dividends on ESOP Stock ($4.80 per share)                                                        (30)
Currency translation:
   Deferred foreign currency translation and hedging adjustments                                              2
   Income taxes                                                                                              (9)
Minimum pension liability:
   Pension adjustment                                                                                        94
   Income taxes                                                                                             (37)
Other                                                                                            (14)
                                                                      ------------------------------------------
DECEMBER 31, 1996                                                      2,345     (1,626)       3,849       (262)

Common Stock issued under employee plans (2.2 million shares)            143          3
Common Stock repurchased (11.2 million shares)                                     (849)
Net income                                                                                     1,072
Dividends on Common Stock ($1.24 per share)                                                     (291)
Dividends on ESOP Stock ($4.80 per share)                                                        (32)
Currency translation:
   Deferred foreign currency translation and hedging adjustments                                           (225)
   Income taxes                                                                                              (6)
Minimum pension liability:
   Pension adjustment                                                                                       (12)
   Income tax benefits                                                                                        4
Other                                                                                            (40)
                                                                      ------------------------------------------
DECEMBER 31, 1997                                                     $2,488    $(2,472)      $4,558      $(501)
                                                                      ------------------------------------------

See accompanying Notes to Consolidated Financial Statements

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.   SUMMARY OF ACCOUNTING PRINCIPLES
The consolidated financial statements include the accounts of the Corporation and its subsidiaries. Intercompany transactions have been eliminated. Certain reclassifications have been made to prior year amounts to conform to the current year presentation. The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could differ from those estimates.
     Beginning January 1, 1997, international operating subsidiaries, which had generally been included in the consolidated financial statements based on fiscal years ending November 30, are now included in the consolidated financial statements based on fiscal years ending December 31. December 1996 results from these international subsidiaries, which were not significant, are included in retained earnings.

CASH AND CASH EQUIVALENTS
Cash and cash equivalents includes cash on hand, demand deposits and short-term cash investments which are highly liquid in nature and have original maturities of three months or less.

INVENTORIES AND CONTRACTS IN PROGRESS
Inventories and contracts in progress are stated at the lower of cost or estimated realizable value and are primarily based on first-in, first-out (FIFO) cost or average cost methods; however, certain subsidiaries use the last-in, first-out (LIFO) method. Costs accumulated against specific contracts or orders are at actual costs. Materials in excess of requirements for contracts and orders currently in effect or anticipated have been reserved and written off when appropriate.
     Manufacturing tooling costs are charged to inventories or to fixed assets depending upon their nature, general applicability and useful lives. Tooling costs included in inventory are charged to cost of sales based on usage, generally within two years after they enter productive use.
     Manufacturing costs are allocated to current production and firm contracts. General and administrative expenses are charged to expense as incurred.

FIXED ASSETS
Fixed assets are stated at cost. Depreciation is computed over the assets' useful lives, ranging from 3 to 12 years for machinery, tools and equipment and 20 to 40 years for buildings and improvements, generally using accelerated methods for aerospace operations and the straight-line method for other operations.

GOODWILL AND OTHER LONG-LIVED ASSETS
Goodwill, which represents costs in excess of fair values assigned to the underlying net assets of acquired companies, is included in other assets and is generally being amortized over periods ranging up to 40 years.
     The Corporation evaluates potential impairment of goodwill on an ongoing basis and other long-lived assets when appropriate. If the carrying amount of an asset exceeds the sum of its undiscounted expected future cash flows, the asset's carrying value is written down to fair value.

REVENUE RECOGNITION
Sales under government and commercial fixed-price contracts and government fixed-price-incentive contracts are recorded at the time deliveries are made or, in some cases, on a percentage of completion basis. Sales under cost-reimbursement contracts are recorded as work is performed and billed. Sales of commercial aircraft engines sometimes require significant participation by the Corporation in aircraft financing arrangements; when appropriate, such sales are accounted for as operating leases. Sales under elevator and escalator installation and modernization contracts are accounted for under the percentage of completion method.
     Prospective losses, if any, on contracts are provided for when the losses are anticipated. Loss provisions are based upon any excess of inventoriable manufacturing or engineering costs and estimated warranty and product guarantee costs over the net revenue from the products contemplated by the specific order. Contract accounting requires estimates of future costs over the performance period of the contract. These estimates are subject to change, which can result in adjustments to margins on contracts in progress.
     Service sales, representing after-market repair and maintenance activities, are recognized over the contractual period or as services are performed.
     In 1996, the Corporation changed its classification of sales associated with Pratt & Whitney's strategic alliances and related collaborative arrangements on its engine programs. Collaboration participants' share of revenue, previously included in cost of sales, has been reported as a reduction of sales in the Consolidated Statement of Operations for the years ended December 31, 1997 and 1996. This reclassification was made to more clearly present Pratt & Whitney's production costs and operating activities and did not affect net income or assets. While 1995 amounts were not reclassified, the impact would have been a reduction of revenues and cost of sales of approximately $400 million.

RESEARCH AND DEVELOPMENT
Research and development costs not specifically covered by contracts and those related to the Corporation-sponsored share of research and development activity in connection with cost- sharing arrangements are charged to expense as incurred.

HEDGING ACTIVITY
The Corporation holds derivative instruments, including swaps, forward contracts and options, to manage certain foreign currency exposures. Derivative instruments are viewed by the Corporation as risk management tools and are not used for trading or speculative purposes. Derivatives used for hedging purposes must be designated as, and effective as, a hedge of the identified risk exposure at the inception of the contract. Accordingly, changes in the market value of the derivative contract must be highly corre-
lated with changes in the market value of the underlying hedged item at inception of the hedge and over the life of the hedge contract. Any derivative instrument designated but no longer effective as a hedge would be reported at market value and the related gains and losses would be recognized in earnings. Cash flows from derivative instruments designated as hedges are classified consistent with the items being hedged.
     Derivatives that are designated as, and effective as, a hedge of firm foreign currency commitments are accounted for using the deferral method. Gains and losses from instruments that hedge firm commitments are deferred and recognized as part of the economic basis of the transactions underlying the commitments when the associated hedged transaction occurs. Gains and losses from instruments that hedge foreign-currency-denominated receivables, payables and debt instruments are reported in earnings and offset the effects of foreign exchange gains and losses from the associated hedged items. Carrying amounts of foreign exchange contracts are included in other assets and accrued liabilities. Gains and losses on terminations of foreign exchange contracts are deferred and amortized over the remaining period of the original contract to the extent the underlying transaction is still likely to occur. Gains and losses on terminations of foreign exchange contracts are recognized in earnings when terminated in conjunction with the cancelation of the related commitment or transaction.
     If a foreign currency hedge amount were to exceed the amount of the commitment or transaction to be hedged, gains and losses on the excess amount would be recognized in earnings.

ENVIRONMENTAL
Environmental investigatory, remediation, operating and maintenance costs are accrued when it is probable that a liability has been incurred and the amount can be reasonably estimated. Where no amount within a range of estimates is more likely, the minimum is accrued. Otherwise, the most likely cost to be incurred is accrued based on an evaluation of currently available facts with respect to each individual site including existing technology, current laws and regulations and prior remediation experience. For sites with multiple responsible parties, the Corporation considers its likely proportionate share of the anticipated remediation costs and the ability of the other parties to fulfill their obligations in establishing a provision for those costs. Liabilities with fixed or reliably determinable future cash payments are discounted. Environmental liabilities are not reduced by potential insurance reimbursements.

EARNINGS PER SHARE
In the fourth quarter of 1997, the Corporation adopted Statement of Financial Accounting Standards No. 128, "Earnings per Share," for all periods presented. Basic earnings per share computations are based on the average number of shares of Common Stock outstanding during the year. Diluted earnings per share reflects the assumed exercise and conversion of all securities, including stock options and Series A Employee Stock Ownership Plan Convertible Preferred Stock (ESOP Stock) committed to employees' savings plan accounts.


2.   BUSINESS DISPOSITIONS
During the fourth quarter of 1996, the Corporation sold UT Automotive's steering wheels business for proceeds of approximately $140 million. The Corporation recorded a pretax gain of approximately $78 million which is included in Financing revenues and other income, net.


3.   EARNINGS PER SHARE
                                            Average
                                Income       Shares    Per Share
                             (MILLIONS)  (THOUSANDS)      Amount
----------------------------------------------------------------
DECEMBER 31, 1997
Net Income                     $ 1,072
Less: ESOP Stock dividends         (32)
                               --------
BASIC EARNINGS PER SHARE       $ 1,040      234,443     $   4.44
Stock awards                                  5,878
ESOP Stock adjustment               27       13,234
                               --------     -------
DILUTED EARNINGS PER SHARE     $ 1,067      253,555     $   4.21
                               --------     -------

DECEMBER 31, 1996
Net Income                     $   906
Less: ESOP Stock dividends         (30)
                               --------
BASIC EARNINGS PER SHARE       $   876      241,454     $   3.63
Stock awards                                  4,877
ESOP Stock adjustment               24       12,275
                               --------     -------
DILUTED EARNINGS PER SHARE     $   900      258,606     $   3.48
                               --------     -------

DECEMBER 31, 1995
Net Income                     $   750
Less: ESOP Stock dividends         (27)
                               --------
BASIC EARNINGS PER SHARE       $   723      245,642     $   2.94
Stock awards                                  2,975
ESOP Stock adjustment               21       10,889
                               --------     -------
DILUTED EARNINGS PER SHARE     $   744      259,506     $   2.87
                               --------     -------


4.   AIRLINE INDUSTRY AND CUSTOMER FINANCING ASSETS
The Corporation has receivables and other financing assets with commercial airline industry customers, totaling $1,235 million and $1,415 million at December 31, 1997 and 1996, net of allowances of $257 million and $254 million, respectively.

     Customer financing assets consist of the following:

IN MILLIONS OF DOLLARS                    1997     1996
-------------------------------------------------------
Notes and leases receivable               $139     $152
Products under lease                       129      214
                                          -------------
                                           268      366
Less: receivables due within one year       52       70
                                          -------------
                                          $216     $296
                                          -------------

     Scheduled maturities of notes and leases receivable due after one year are as follows: $19 million in 1999, $22 million in 2000, $10 million in 2001, $2 million in 2002 and $34 million in 2003 and thereafter.
     Financing commitments, in the form of secured debt, guarantees or lease financing, may be required by commercial aircraft engine customers. The extent to which the financing commitments will be utilized cannot currently be predicted, since customers may be able to obtain more favorable terms from other financing sources. The Corporation may also arrange for third-party investors to assume a portion of its commitments. If financing commitments are exercised, debt financing is generally secured by assets with fair market values equal to or exceeding the financed amounts with interest rates established at the time of funding. The Corporation also may lease aircraft and sublease the aircraft to customers under long-term noncancelable operating leases. In some instances, customers may have minimum lease terms which result in sublease periods shorter than the Corporation's lease obligation. Lastly, the Corporation has residual value and other guarantees related to various commercial aircraft engine customer financing arrangements. The estimated fair market values of the guaranteed assets equal or exceed the value of the related guarantees, net of existing reserves.
     The following tables summarize the airline industry commitments and related maturities of the Corporation's financing and rental commitments as of December 31, 1997 should all commitments be exercised as scheduled:

IN MILLIONS OF DOLLARS              Commitments
-----------------------------------------------
Financing                                  $934
Rental                                      112
Residual value and other                    117


                                       Maturities
IN MILLIONS OF DOLLARS        Financing        Rental
-----------------------------------------------------
      1998                         $220          $ 10
      1999                          233            10
      2000                           82            10
      2001                           50            10
      2002                           51            10
      Thereafter                    298            62

     The Corporation has a 33% interest in International Aero Engines (IAE), an international consortium of four shareholders organized to support the V2500 commercial aircraft engine program. IAE may offer customer financing in the form of guarantees, secured debt or lease financing in connection with V2500 engine sales. At December 31, 1997, IAE has financing commitments of $360 million. In addition, IAE has lease obligations under long-term noncancelable leases of approximately $370 million through 2021 related to aircraft which are subleased to customers under long-term leases. These aircraft have fair market values which exceed the financed amounts. The shareholders of IAE have guaranteed IAE's financing arrangements to the extent of their respective ownership interests. In the event any shareholder were to default on certain of these financing arrangements, the other shareholders would be proportionately responsible. The Corporation's share of IAE's financing arrangements was approximately $240 million and $350 million at December 31, 1997 and 1996.


5.   INVENTORIES AND CONTRACTS IN PROGRESS

IN MILLIONS OF DOLLARS                             1997              1996
--------------------------------------------------------------------------
Inventories                                     $ 3,525           $ 3,701
Contracts in progress                             1,382             1,434
                                                --------------------------
                                                  4,907             5,135
Less:
   Progress payments, secured by lien,
      on U.S. Government contracts                 (144)             (230)
   Billings on contracts in progress             (1,590)           (1,563)
                                                --------------------------
                                                $ 3,173           $ 3,342
                                                --------------------------

     The methods of accounting followed by the Corporation do not permit classification of inventories by category; however, inventories consist primarily of raw materials and work in process. Contracts in progress principally relate to elevator and escalator contracts and include costs of manufactured components, accumulated installation costs and estimated earnings on incomplete contracts.
     The Corporation's sales contracts in many cases are long-term contracts expected to be performed over periods exceeding twelve months. Approximately 58% of total inventories and contracts in progress have been acquired or manufactured under such long-term contracts at December 31, 1997 and 1996. It is impracticable for the Corporation to determine the amounts of inventory scheduled for delivery under long-term contracts within the next twelve months.
     If inventories which were valued using the LIFO method had been valued under the FIFO method, they would have been higher by $132 million at December 31, 1997 ($140 million at December 31, 1996).


6. FIXED ASSETS

IN MILLIONS OF DOLLARS                      1997               1996
--------------------------------------------------------------------
Land                                    $    157           $    175
Buildings and improvements                 3,097              3,157
Machinery, tools and equipment             7,117              7,011
Under construction                           284                318
                                        ----------------------------
                                          10,655             10,661
Accumulated depreciation                  (6,393)            (6,290)
                                        ----------------------------
                                        $  4,262           $  4,371
                                        ----------------------------

     Depreciation expense was $754 million in 1997, $786 million in 1996 and $792 million in 1995.


7.   OTHER ASSETS

IN MILLIONS OF DOLLARS                       1997            1996
-----------------------------------------------------------------
Goodwill (net of accumulated
   amortization of $398 and $381)          $  983          $  682
Receivables due after one year                170             210
Investments                                   265             310
Prepaid pension costs and other               611             650
                                           ----------------------
                                           $2,029          $1,852
                                           ----------------------

     Current and long-term accounts receivable at December 31, 1997 and 1996 included approximately $142 million and $117 million, respectively, representing retainage under contract provisions and amounts which are not presently billable because of lack of final prices or contractual documents under government contracts or other reasons. These items are expected to be collected in the normal course of business.


8. ACCRUED LIABILITIES

IN MILLIONS OF DOLLARS                   1997            1996
-------------------------------------------------------------
Accrued salaries, wages and
   employee benefits                   $  915          $  956
Service and warranty accruals             431             417
Advances on sales contracts               713             694
Income taxes payable                      659             526
Other                                   2,275           2,086
                                       ----------------------
                                       $4,993          $4,679
                                       ----------------------

9.   BORROWINGS AND LINES OF CREDIT

Short-term borrowings consist of the following:

IN MILLIONS OF DOLLARS           1997          1996
---------------------------------------------------
Foreign bank borrowings          $217          $219
Notes payable                      --            32
                                 ------------------
                                 $217          $251
                                 ------------------

     The weighted-average interest rates applicable to short-term borrowings outstanding at December 31, 1997 and 1996 were 9.8% and 9.6%, respectively. At December 31, 1997, the Corporation had approximately $1.2 billion available under various short-term lines of credit with local banks related principally to international subsidiaries.
     At December 31, 1997, the Corporation had credit commitments from banks totaling $1.5 billion under a Revolving Credit Agreement, which also serves as back-up for an uncommitted commercial paper facility. There were no borrowings under the Revolving Credit Agreement.
     Long-term debt consists of the following:

                                     1997 Debt
                              Weighted
                               Average
IN MILLIONS OF DOLLARS   Interest Rate      Maturity      1997    1996
----------------------------------------------------------------------
Notes and other debt
   denominated in:
      U.S. dollars                8.6%     1998-2021    $  620  $  642
      Foreign currency            7.7%     1998-2030        58      82
Capital lease obligations         7.3%     1998-2016       311     365
ESOP debt                         7.7%     1998-2009       409     445
                                                        --------------
                                                        $1,398  $1,534
Less: Long-term debt
      currently due                                        123      97
                                                        --------------
                                                        $1,275  $1,437
                                                        --------------

     Principal payments required on long-term debt for the next five years are $123 million in 1998, $95 million in 1999, $183 million in 2000, $94 million in 2001 and $41 million in 2002.
     During 1996 and 1995, the Corporation executed in-substance defeasances by depositing U.S. Government Securities into irrevocable trusts to cover the interest and principal payments on $296 million of its debt. For financial reporting purposes, the debt has been considered extinguished. As of December 31, 1997, the amount outstanding on these debt instruments was $178 million.
     The percentage of total debt at floating interest rates was 16% and 18% at December 31, 1997 and 1996, respectively.


10.  TAXES ON INCOME
Significant components of income taxes (benefits) for each year are as follows:

IN MILLIONS OF DOLLARS               1997              1996              1995
------------------------------------------------------------------------------
Current:
   United States:
      Federal                     $   599           $   174           $   105
      State                            41                19                21
   Foreign                            424               371               360
                                  --------------------------------------------
                                    1,064               564               486
Future:
   United States:
      Federal                        (406)              (12)              (78)
      State                           (82)                5                (6)
   Foreign                            (38)              (13)                5
                                  --------------------------------------------
                                     (526)              (20)              (79)
                                  --------------------------------------------
                                      538               544               407
Attributable to items
   credited (charged) to
   equity                              35               (21)               57
                                  --------------------------------------------
                                  $   573           $   523           $   464
                                  --------------------------------------------

     Future income taxes represent the tax effects of transactions which are reported in different periods for tax and financial reporting purposes. These amounts consist of the tax effects of temporary differences between the tax and financial reporting balance sheets and tax carryforwards. The tax effects of temporary differences and tax carryforwards which gave rise to future income tax benefits and payables at December 31, 1997 and 1996 are as follows:

IN MILLIONS OF DOLLARS                           1997              1996
------------------------------------------------------------------------
Future income tax benefits:
   Insurance and employee benefits            $   566           $   569
   Other asset basis differences                  569               289
   Other liability basis differences              999               735
   Tax loss carryforwards                         123               142
   Tax credit carryforwards                       112               160
   Valuation allowance                           (294)             (334)
                                              --------------------------
                                              $ 2,075           $ 1,561
                                              --------------------------
Future income taxes payable:
   Fixed assets                               $    95           $   109
   Other items, net                                50                59
                                              --------------------------
                                              $   145           $   168
                                              --------------------------

     Current and non-current future income tax benefits and payables within the same tax jurisdiction are generally offset for presentation in the Consolidated Balance Sheet. Valuation allowances have been established primarily for tax credit and tax loss carryforwards to reduce the future income tax benefits to amounts expected to be realized.

     The sources of income before income taxes and minority interests were:

IN MILLIONS OF DOLLARS            1997            1996            1995
----------------------------------------------------------------------
United States                   $  704          $  488          $  346
Foreign                          1,060           1,072             998
                                --------------------------------------
                                $1,764          $1,560          $1,344
                                --------------------------------------

     United States income taxes have not been provided on undistributed earnings of international subsidiaries. The Corporation's intention is to reinvest these earnings permanently or to repatriate the earnings only when it is tax effective to do so. Accordingly, the Corporation believes that any U.S. tax on repatriated earnings would be substantially offset by U.S. foreign tax credits.
     Differences between effective income tax rates and the statutory U.S. federal income tax rates are as follows:

                                        1997            1996            1995
-----------------------------------------------------------------------------
Statutory U.S. federal
   income tax rate                      35.0%           35.0%           35.0%
Varying tax rates of
   consolidated subsidiaries
   (including Foreign Sales
   Corporation)                         (4.4)           (5.5)           (5.4)
Other                                    1.9             4.0             4.9
                                       --------------------------------------
Effective income tax rate               32.5%           33.5%           34.5%
                                       --------------------------------------

     Tax credit carryforwards at December 31, 1997 are $112 million and expire as follows: $1 million in 1999, $1 million in 2000, $2 million in 2001, $1 million in 2002 and $107 million over an indefinite carry-forward period.

     Tax loss carryforwards at December 31, 1997 are $597 million and expire as follows:

IN MILLIONS OF DOLLARS          Federal         State       Foreign
-------------------------------------------------------------------
1998-2002                          $ 31          $ 90          $ 94
2003-2007                            --           112             5
2008-2012                            34           126            --
Indefinite                           --            --           105


11.  EMPLOYEE BENEFIT PLANS
EMPLOYEE PENSION BENEFITS
The Corporation and its domestic subsidiaries have a number of defined benefit pension plans covering substantially all U.S. employees. Plan benefits are generally based on years of service and the employee's compensation during the last several years of employment. The Corporation's funding policy is based on an actuarially determined cost method allowable under Internal Revenue Service regulations. The funds are invested either in various securities by trustees or in insurance annuity contracts. Certain foreign subsidiaries have defined benefit pension plans or severance indemnity plans covering their employees.
     In addition to the defined benefit plans covering U.S. and foreign employees discussed above, the Corporation makes contributions to multiemployer plans (predominantly defined benefit plans) covering certain employees in some of its U.S. operations.
     Summarized below are the components of pension expense for defined benefit plans and multiemployer plans:

IN MILLIONS OF DOLLARS                1997            1996            1995
---------------------------------------------------------------------------
Defined benefit plans:
   Service expense                 $   228         $   213         $   181
   Interest expense                    664             648             621
   Actual return on assets          (2,073)         (1,130)         (1,279)
   Net amortization and
      deferral of actuarial
      gains                          1,300             399             576
                                   ----------------------------------------
Pension expense                    $   119         $   130         $    99
                                   ----------------------------------------
Pension expense of
   multiemployer plans             $    26         $    24         $    25
                                   ----------------------------------------

The following table summarizes the funded status of the defined benefit pension plans:

                                                      DECEMBER 31, 1997            DECEMBER 31, 1996
                                                Assets Exceed    Accumulated  Assets Exceed    Accumulated
                                                  Accumulated       Benefits    Accumulated       Benefits
IN MILLIONS OF DOLLARS                               Benefits  Exceed Assets       Benefits  Exceed Assets
-----------------------------------------------------------------------------------------------------------
Actuarial present value of benefit obligations:
   Vested                                            $  7,573       $    244       $  7,199       $    227
   Nonvested                                              625             34            569             37
                                                     ------------------------------------------------------
   Accumulated benefit obligation                       8,198            278          7,768            264
   Effect of projected future salary increases          1,077            113          1,057            106
                                                     ------------------------------------------------------
Projected benefit obligation (PBO)
   for services rendered to date                        9,275            391          8,825            370
Plan assets available for benefits                     10,567              3          8,952              4
                                                     ------------------------------------------------------
PBO less than (greater than) plan assets                1,292           (388)           127           (366)
Unrecognized net (gain) loss                           (1,070)            97            104             78
Unrecognized prior service cost                           162             34            173             40
Unrecognized net (asset) obligation
   at transition                                          (74)            17            (98)            22
Additional minimum liability recognized                    --            (55)            --            (48)
                                                     ------------------------------------------------------
Pension asset (liability) included in
   the Consolidated Balance Sheet                    $    310       $   (295)      $    306       $   (274)
                                                     ------------------------------------------------------

     The pension funds are valued at September 30 of the respective years in the preceding table. Major assumptions used in the accounting for the defined benefit pension plans are shown in the following table as weighted averages:

                                       1997             1996             1995
------------------------------------------------------------------------------
Discount rate                           7.4%             7.5%             7.6%
Salary scale                            4.9%             5.0%             5.0%
Expected return on assets               9.7%             9.7%             9.7%


EMPLOYEE HEALTH CARE AND INSURANCE BENEFITS
Substantially all domestic full-time employees who retire from the Corporation between age 55 and age 65, and certain foreign employees, are eligible to receive postretirement health care and life insurance benefits under various plans. Certain of these plans call for defined dollar benefits. Other plans are contributory defined benefit plans and include certain cost sharing features such as deductibles and co-payments. These benefits are generally funded on a pay-as-you-go basis. Certain retired employees of businesses acquired by the Corporation are covered under other health care plans that differ from current plans in coverage, deductibles and retiree contributions.
     Summary information on the Corporation's plans is as follows:

IN MILLIONS OF DOLLARS                                        1997         1996
-------------------------------------------------------------------------------
Accumulated postretirement benefit obligation (APBO):
      Retirees                                                $470         $476
      Fully eligible, active participants                       13            9
      Other active participants                                217          218
                                                              -----------------
                                                               700          703
Less: plan assets at fair value                                 82           83
                                                              -----------------
Postretirement benefit obligation
   in excess of plan assets                                    618          620
Unrecognized net gain                                           67           53
Unrecognized net reduction
   in prior service expense                                    204          229
                                                              -----------------
Accrued postretirement
   benefit liability                                          $889         $902
                                                              -----------------

     The components of postretirement benefit expense are as follows:

IN MILLIONS OF DOLLARS                  1997           1996           1995
---------------------------------------------------------------------------
Service expense                         $ 10           $ 10           $  9
Interest expense                          52             52             57
Actual return on plan assets              (6)            (6)            (6)
Net amortization and
   deferral of actuarial gains           (18)           (20)           (17)
                                        -----------------------------------
Net postretirement benefit
   expense                              $ 38           $ 36           $ 43
                                        -----------------------------------

     Discount rates of 7.5%, 7.6% and 7.7% were used to calculate the APBO at December 31, 1997, 1996 and 1995, respectively. The assumed health care cost trend rate used in measuring the APBO was 11.50% in 1997, declining by .75% per year to an ultimate rate of 7.50%. If the health care cost trend rate assumptions were increased by 1% per year, the APBO as of December 31, 1997 would be increased by approximately 4%. The effect of this change on the service expense and interest expense components of the postretirement benefit expense for 1997 would be an increase of 6%.

EMPLOYEE SAVINGS PLANS
The Corporation and certain subsidiaries sponsor various employee savings plans. Total contribution expenses were $80 million, $75 million and $72 million for 1997, 1996 and 1995.
     The Corporation's nonunion domestic employee savings plan uses an ESOP for employer contributions. External borrowings, guaranteed by the Corporation and reported as debt on the Consolidated Balance Sheet, were used by the ESOP to fund a portion of its purchase of ESOP Stock from the Corporation. Each share of ESOP Stock is convertible into two shares of Common Stock, has a guaranteed value of $65, a $4.80 annual dividend and is redeemable at any time for $65.96 per share. Upon notice of redemption by the Corporation, the Trustee has the right to convert the ESOP Stock into Common Stock. Because of its guaranteed value, the ESOP Stock is classified outside of permanent equity.
     Shares of ESOP Stock are committed to employees at fair value on the date earned. The ESOP Stock's cash dividends are used for debt service payments. Participants receive shares in lieu of the cash dividends. As debt service payments are made, ESOP Stock is released from an unreleased shares account. If share releases do not meet share commitments, the Corporation will contribute additional ESOP Stock, Common Stock or cash. At December 31, 1997, 6.7 million shares had been committed to employees, leaving 6.3 million unreleased shares in the ESOP Trust, with an approximate fair value of $915 million based on equivalent common shares.
     Upon withdrawal, shares of the ESOP Stock must be converted into the Corporation's Common Stock or, if the value of the Common Stock is less than the guaranteed value of the ESOP Stock, the Corporation must repurchase the shares at their guaranteed value.

LONG-TERM INCENTIVE PLANS
The Corporation has long-term incentive plans authorizing various types of market-based incentive and performance-based awards, including stock options, which may be awarded to officers and employees. The exercise price of stock options, as set at the time of the grant, is not less than the fair market value per share at the date of grant. Under the Corporation's Long-Term Incentive Plan (1989 Plan), the number of shares which may be utilized for awards granted during a given calendar year may not exceed 2% of the aggregate shares of Common Stock, treasury shares and potentially dilutive common shares for the preceding year. In addition, up to 1 million options on Common Stock may be granted annually under the Corporation's Employee Stock Option Plan.
     In 1995, the Board of Directors established the Special Retention and Stock Appreciation Program (1995 Plan) for certain key employees whose continued performance and retention is deemed to be important to the Corporation. Up to 2 million award units can be granted under the 1995 Plan in any calendar year.
     In June 1995, the Corporation granted a key group of senior executives 1.2 million stock appreciation units under the 1995 Plan and 1.2 million market-based incentive awards under the 1989

Plan. The grant price of $39.125 represented the market value per share at the date of grant. These awards became exercisable in September 1996 when the closing price of the Corporation's Common Stock averaged more than $57 for thirty consecutive trading days.
     In February 1997, the Corporation granted a key group of senior executives 850,000 stock options under the 1989 Plan. The grant price of $75.875 represents the market value per share at the date of grant. The options become exercisable at the earlier of the closing stock price of the Corporation's Common Stock averaging $125 or higher for thirty consecutive trading days or nine years.
     A summary of the transactions under all plans for the three years ended December 31, 1997 follows:

                                         Stock Options                 Other
SHARES AND UNITS                                      Average      Incentive
IN THOUSANDS                       Shares               Price   Shares/Units
----------------------------------------------------------------------------
OUTSTANDING AT:
DECEMBER 31, 1994                  16,192           $   26.14           148
        Granted                     4,387               33.47         1,969
        Exercised/earned           (4,123)              23.65           (85)
        Canceled                     (387)              31.49           (22)
                                   -------                            ------
DECEMBER 31, 1995                  16,069               28.65         2,010
        Granted                     4,392               51.10            13
        Exercised/earned           (2,139)              24.09          (236)
        Canceled                     (242)              39.56            --
                                   -------                            ------
DECEMBER 31, 1996                  18,080               34.49         1,787
        Granted                     4,723               71.38            87
        Exercised/earned           (2,211)              26.70          (578)
        Canceled                     (565)              59.04           (33)
                                   -------                            ------
DECEMBER 31, 1997                  20,027           $   43.36         1,263
                                   -------                            ------

     The Corporation applies APB Opinion 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for its long-term incentive plans. Accordingly, no compensation cost has been recognized for its fixed stock options. The compensation cost that has been recorded for stock-based performance awards was $22 million, $45 million and $22 million for 1997, 1996 and 1995, respectively.
     The following table summarizes information about stock options outstanding (in thousands) at December 31, 1997:

                       Options Outstanding         Options Exercisable
EXERCISE                      Average                          Average
PRICE            Shares         Price     Term    Shares         Price
----------------------------------------------------------------------
$15.01-$30.00     4,358     $   24.29     3.76     4,358     $   24.29
$30.01-$45.00     7,176         33.30     6.72     4,238         33.68
$45.01-$60.00     3,996         50.99     8.11       398         52.27
$60.01-$75.00     3,017         68.76     9.08         7         69.00
$75.01-$90.00     1,480         75.89     9.16        --            --

     Had compensation cost for the Corporation's stock-based compensation plans been determined based on the fair value at the grant date for awards under those plans consistent with the requirements of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," the Corporation's net income and earnings per share would have been reduced to the following pro forma amounts:

IN MILLIONS OF DOLLARS
(EXCEPT PER SHARE AMOUNTS)               1997             1996             1995
-------------------------------------------------------------------------------
Net income             As reported  $   1,072         $    906         $    750
                       Pro forma        1,042              894              746

Basic earnings
  per share            As reported  $    4.44         $   3.63         $   2.94
                       Pro forma         4.31             3.58             2.93

Diluted earnings
  per share            As reported  $    4.21         $   3.48         $   2.87
                       Pro forma         4.09             3.43             2.86

     The fair value of each stock option grant has been estimated on the date of
grant  using  the   Black-Scholes   option  pricing  model  with  the  following
weighted-average assumptions:

                                         1997              1996             1995
--------------------------------------------------------------------------------
Risk-free interest rate                  6.3%              5.3%             7.5%
Expected life                         6 years           6 years          6 years
Expected volatility                       18%               17%              21%
Expected dividend yield                    2%                2%               3%

     The weighted-average grant date fair values of options granted during 1997, 1996 and 1995 were $18.56, $11.91 and $8.80, respectively.


12.  FOREIGN EXCHANGE
The Corporation conducts business in many different currencies and, accordingly, is subject to the inherent risks associated with foreign exchange rate movements. The financial position and results of operations of substantially all of the Corporation's foreign subsidiaries are measured using the local currency as the functional currency. The aggregate effects of translating the financial statements of these subsidiaries are deferred as a separate component of shareowners' equity. The Corporation had foreign currency net assets in more than forty currencies, aggregating $1.4 billion and $1.8 billion at December 31, 1997 and 1996, including Canadian dollar net assets of $420 million and $460 million, respectively. The Corporation's net assets in the Asia Pacific region were $441 million and $524 million at December 31, 1997 and 1996, respectively.
     At December 31, 1996, the Corporation had $139 million notional principal amount of outstanding currency swap contracts, to hedge its foreign net assets, which were terminated in 1997.
     Foreign currency commitment and transaction exposures are managed at the operating unit level as an integral part of the business and residual exposures that cannot be offset to an insignificant amount are hedged. These hedges are executed by authorized management at the operating units and are scheduled to mature coincident with the timing of the underlying foreign currency commitments and transactions. Hedged items include foreign currency denominated receivables and payables on the balance sheet, firm purchase orders and firm sales commitments.

     At December 31, the Corporation had the following amounts related to foreign exchange contracts hedging foreign currency transactions and firm commitments:

IN MILLIONS OF DOLLARS            1997            1996
-------------------------------------------------------
Notional amount:
        Buy contracts           $1,747          $1,928
        Sell contracts           1,062             780


Gains and losses explicitly
    deferred as a result of
    hedging firm commitments:
        Gains deferred          $   14          $   14
        Losses deferred            (69)            (14)
                                -----------------------
                                $  (55)         $   --
                                -----------------------

     The deferred gains and losses are expected to be recognized in earnings over the next two years, as these transactions are realized, along with the offsetting gains and losses on the underlying commitments.


13.  FINANCIAL INSTRUMENTS
The Corporation operates internationally and, in the normal course of business, is exposed to fluctuations in interest rates and currency values. These fluctuations can increase the costs of financing, investing and operating the business. The Corporation manages this risk to acceptable limits through the use of derivatives to create offsetting positions in foreign currency markets. The Corporation views derivative financial instruments as risk management tools and is not party to any leveraged derivatives.
     The notional amounts of derivative contracts do not represent the amounts exchanged by the parties, and thus are not a measure of the exposure of the Corporation through its use of derivatives. The amounts exchanged by the parties are normally based on the notional amounts and other terms of the derivatives, which relate to exchange rates. The value of derivatives is derived from those underlying parameters and changes in the relevant rates.
     By nature, all financial instruments involve market and credit risk. The Corporation enters into derivative financial instruments with major investment grade financial institutions. The Corporation has policies to monitor its credit risks of counterparties to derivative financial instruments. Pursuant to these policies the Corporation periodically determines the fair value of its derivative instruments in order to identify its credit exposure. The Corporation diversifies the counterparties used as a means to limit counterparty exposure and concentration of risk. Credit risk is assessed prior to entering into transactions and periodically thereafter. The Corporation does not anticipate nonperformance by any of these counterparties.
     The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. Significant differences can arise between the fair value and carrying amount of financial instruments at historic cost.
     The carrying amounts and fair values of financial instruments are as follows:

                                     DECEMBER 31, 1997       DECEMBER 31, 1996
                                   Carrying        Fair    Carrying        Fair
IN MILLIONS OF DOLLARS               Amount       Value      Amount       Value
--------------------------------------------------------------------------------
Financial assets:
   Long-term receivables            $    91     $    89     $   118     $   118
   Customer financing assets            117         117         136         133
Financial liabilities:
   Short-term borrowings                217         217         251         250
   Long-term debt                     1,087       1,260       1,169       1,339
Foreign exchange contracts:
   In a receivable position              21          20          24          29
   In a payable position                 97          69          29          (1)

     The following methods and assumptions were used to estimate the fair value of financial instruments:

CASH, CASH EQUIVALENTS AND SHORT-TERM BORROWINGS
The carrying amount approximates fair value because of the short maturity of those instruments.

LONG-TERM RECEIVABLES AND CUSTOMER FINANCING ASSETS
The fair values are based on quoted market prices for those or similar instruments. When quoted market prices are not available, an approximation of fair value is based upon projected cash flows discounted at an estimated current market rate of interest.

DEBT
The fair values are estimated based on the quoted market prices for the same or similar issues or on the current rates offered to the Corporation for debt of the same remaining maturities.

FOREIGN EXCHANGE CONTRACTS
The fair values are estimated based on the amount that the Corporation would receive or pay to terminate the agreements at the reporting date.

FINANCING COMMITMENTS
The Corporation had outstanding financing commitments totaling approximately $934 million and $1,553 million at December 31, 1997 and 1996. Risks associated with changes in interest rates are negated by the fact that interest rates are variable during the commitment term and are set at the date of funding based on current market conditions, the fair value of the underlying collateral and the credit worthiness of the customers. As a result, the fair value of these financings is expected to equal the amounts funded. The fair value of the commitment itself is not readily determinable and is not considered significant. Additional information pertaining to these commitments is included in Note 4.

14.  COMMITMENTS AND CONTINGENT LIABILITIES
LEASES
The Corporation occupies space and uses certain equipment under lease arrangements. Rent expense in 1997, 1996 and 1995 under such arrangements was $261 million, $262 million and $265 million, respectively. Rental commitments at December 31, 1997 under long-term noncancelable operating leases are as follows:

IN MILLIONS OF DOLLARS
-----------------------------------
1998                           $171
1999                            126
2000                             86
2001                             72
2002                             60
Thereafter                      153
                               ----
                               $668
                               ----

     See Note 4 for lease commitments associated with customer financing arrangements.

ENVIRONMENTAL
The Corporation's operations are subject to environmental regulation by federal, state and local authorities in the United States and regulatory authorities with jurisdiction over its local operations. As described in Note 1, the Corporation has accrued for the costs of environmental remediation activities and periodically reassesses these amounts. Management believes that losses materially  in  excess of  amounts  accrued  are not  reasonably  possible.
     The Corporation has had insurance in force over its history with a number of insurance companies and has commenced litigation seeking indemnity and defense under these insurance policies in relation to its environmental liabilities. The litigation is expected to last several years. Environmental liabilities are not reduced by potential insurance reimbursements.

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

     The Corporation has accrued its liability for environmental investigatory, remediation, operating and maintenance costs, performance guarantees and other litigation and claims based on management's estimate of the probable outcome of these matters. While it is possible that the outcome of these matters may differ from the recorded liability, management believes that resolution of these matters will not have a material adverse effect upon either results of operations, cash flows or the financial position of the Corporation.


15.  BUSINESS SEGMENT FINANCIAL DATA
The Corporation and its subsidiaries design, develop, manufacture and sell high-technology products, classified in five principal business segments.
     Otis products include elevators and escalators, service, maintenance and spare parts sold to a diversified international customer base in commercial real estate development.
     Carrier products include heating, ventilating and air conditioning systems and equipment, transport and commercial refrigeration equipment and service for a diversified international customer base principally in commercial and residential real estate development.
     UT Automotive products include electrical distribution systems, electromechanical and hydraulic devices, electric motors, car and truck interior trim components, steering wheels (through October 1996), instrument panels and other products for the automotive industry principally in North America and Europe.
     Pratt & Whitney products include aircraft engines and spare parts sold to a diversified customer base including international and domestic commercial airlines and aircraft leasing companies, aircraft manufacturers, regional and commuter airlines, and U.S. and non-U.S. governments. Pratt & Whitney also provides product support and a full range of overhaul, repair and fleet management services and produces land based power generation equipment which is used for electrical power generation and other applications.
     The Flight Systems segment includes Sikorsky Aircraft and Hamilton Standard. Sikorsky Aircraft products include helicopters and spare parts sold primarily to U.S. and non-U.S. governments. Hamilton Standard products include environmental, flight and fuel control systems and propellers sold primarily to U.S. and non-U.S. governments, aerospace and defense prime contractors, and airframe and jet engine manufacturers. Hamilton Standard products also include fuel cells sold primarily to commercial manufacturers.

Business  segment  information  for the three  years  ended  December  31,  1997 follows:

BUSINESS SEGMENTS

                                                  Total Revenues                           Operating Profits
IN MILLIONS OF DOLLARS                     1997          1996          1995          1997          1996          1995
----------------------------------------------------------------------------------------------------------------------
Otis                                   $  5,548      $  5,595      $  5,287      $    465      $    524      $    511
Carrier                                   6,056         5,958         5,456           458           422           354
UT Automotive                             2,987         3,233         3,061           173           196           180
Pratt & Whitney                           7,402         6,201         6,170           816           637           530
Flight Systems                            2,862         2,651         2,947           285           234           209
Corporate items and eliminations           (142)         (126)         (119)          (23)          (21)            2
                                       -------------------------------------------------------------------------------
Total segment                          $ 24,713      $ 23,512      $ 22,802         2,174         1,992         1,786
                                       -------------------------------------------------------------------------------
General corporate expenses
   and other                                                                         (215)         (211)         (198)
Interest expense                                                                     (195)         (221)         (244)
                                                                                 -------------------------------------
Consolidated income before  income
   taxes and minority interests                                                  $  1,764      $  1,560      $  1,344
                                                                                 -------------------------------------


                                                                                                            Depreciation and
                                  Identifiable Assets                 Capital Expenditures                    Amortization
IN MILLIONS OF DOLLARS        1997        1996        1995        1997        1996        1995        1997        1996        1995
----------------------------------------------------------------------------------------------------------------------------------
Otis                       $ 2,434     $ 2,712     $ 2,613     $   143     $   132     $   115     $   134     $   116     $   108
Carrier                      3,618       3,387       2,959         143         169         151         148         145         134
UT Automotive                1,875       1,856       1,875         163         138         140         128         128         122
Pratt & Whitney              4,165       4,261       4,215         285         248         240         286         296         314
Flight Systems               1,544       1,416       1,425          92          86         106         121         123         127
Corporate items and
   eliminations              3,083       3,113       2,871          17          21          28          31          45          39
                           -------------------------------------------------------------------------------------------------------
Total                      $16,719     $16,745     $15,958     $   843     $   794     $   780     $   848     $   853     $   844
                           -------------------------------------------------------------------------------------------------------

GEOGRAPHIC AREAS

                                      Total Revenues                  Intergeographic Revenues              External Revenues
IN MILLIONS OF DOLLARS          1997        1996        1995        1997        1996        1995        1997       1996       1995
----------------------------------------------------------------------------------------------------------------------------------
United States operations    $ 15,127    $ 14,007    $ 13,968    $    559    $    592    $    534    $ 14,568   $ 13,415   $ 13,434
International operations:
   Europe                      4,961       4,977       4,769         173         177         170       4,788      4,800      4,599
   Asia Pacific                3,330       3,395       3,024         378         353         317       2,952      3,042      2,707
   Other                       2,809       2,668       2,463         429         430         421       2,380      2,238      2,042
Corporate items
   and eliminations           (1,514)     (1,535)     (1,422)     (1,539)     (1,552)     (1,442)         25         17         20
                            ------------------------------------------------------------------------------------------------------
Total                       $ 24,713    $ 23,512    $ 22,802    $     --    $     --    $     --    $ 24,713   $ 23,512   $ 22,802
                            ------------------------------------------------------------------------------------------------------

                                       Operating Profits                   Identifiable Assets
IN MILLIONS OF DOLLARS           1997         1996         1995        1997        1996        1995
---------------------------------------------------------------------------------------------------
United States operations      $ 1,176      $   965      $   773     $ 7,752     $ 7,252     $ 7,110
International operations:
   Europe                         453          461          457       2,596       2,749       2,540
   Asia Pacific                   225          272          235       1,814       2,171       2,078
   Other                          343          310          321       1,467       1,454       1,357
Corporate items
   and eliminations               (23)         (16)          --       3,090       3,119       2,873
                              ---------------------------------------------------------------------
Total                         $ 2,174      $ 1,992      $ 1,786     $16,719     $16,745     $15,958
                              ---------------------------------------------------------------------

REVENUES

Total revenues by business segment and geographic area include intersegment and intergeographic sales. Generally, such sales and transfers are made at prices approximating those which the selling or transferring entity is able to obtain on sales of similar products to unaffiliated customers.
     Revenues include sales under prime contracts and subcontracts to the U.S. Government, for the most part Pratt & Whitney and Flight Systems products, as follows:

IN MILLIONS OF DOLLARS            1997            1996            1995
----------------------------------------------------------------------
Pratt & Whitney                 $1,935          $1,857          $1,841
Flight Systems                   1,346           1,498           1,780

     Sales to Ford Motor Company, UT Automotive's largest customer, comprised approximately 38%, 38% and 40% of UT Automotive's revenues in 1997, 1996 and 1995, respectively.

     Revenues from United States operations include export sales as follows:

IN MILLIONS OF DOLLARS            1997            1996            1995
----------------------------------------------------------------------
Europe                          $  944          $  854          $  869
Asia Pacific                     1,862           1,478           1,686
Other                            1,216             792             712
                                --------------------------------------
                                $4,022          $3,124          $3,267
                                --------------------------------------

     Export sales include direct sales to commercial customers outside the United States and sales to the U.S. Government, commercial and affiliated customers which are known to be for resale to customers outside the United States.

IDENTIFIABLE ASSETS
Identifiable assets are those which are specifically identified with the business segments and geographic areas in which operations are conducted. General corporate assets consist principally of customer financing subsidiaries, future income tax benefits and investments in other companies.

ELIMINATIONS
Eliminations made in reconciling business and geographic area data with the related consolidated amounts include intersegment and intergeographic sales, unrealized profits in inventory and similar items.


SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

IN MILLIONS OF DOLLARS (EXCEPT                                  QUARTER ENDED
PER SHARE AMOUNTS)                         March 31         June 30    September 30     December 31
---------------------------------------------------------------------------------------------------
1997
Sales                                        $5,886          $6,432          $5,936          $6,241
Gross margin                                  1,350           1,544           1,453           1,496
Net income                                      224             304             300             244
Earnings per share of Common Stock:
   Basic                                     $  .91          $ 1.26          $ 1.25          $ 1.02
   Diluted                                   $  .87          $ 1.19          $ 1.18          $  .97

1996
Sales                                        $5,348          $6,002          $5,908          $6,015
Gross margin                                  1,240           1,444           1,432           1,420
Net income                                      164             259             254             229
Earnings per share of Common Stock:
   Basic                                     $  .64          $ 1.04          $ 1.02          $  .93
   Diluted                                   $  .63          $  .99          $  .98          $  .88

As a result of the change in the reporting period for international operating subsidiaries discussed in Note 1, the pattern of 1997 quarterly results differs from the past due in part to seasonality in some business segments.

COMPARATIVE STOCK DATA

                                          1997                                    1996
COMMON STOCK                 High          Low     Dividend         High           Low      Dividend
----------------------------------------------------------------------------------------------------
First Quarter            79 1/2         65 1/8         $.31      59             45 1/4         $.275
Second Quarter           87 3/4         70 1/4         $.31      58 1/8         50 3/16        $.275
Third Quarter            88 15/16       76 3/4         $.31      60 13/16       50 3/4         $.275
Fourth Quarter           81 13/16       66 3/4         $.31      70 7/16        59 3/4         $.275

The Corporation's Common Stock is listed on the New York Stock Exchange. The high and low prices are based on the Composite Tape of the New York Stock Exchange. There were approximately 23,000 common shareowners of record at December 31, 1997.
                                                                              43