Form 10-K, Exhibit 13
period 1998-12-31
UNITED TECHNOLOGIES CORP /DE/
filed 1999-02-16
CIK 101829

                                                                      EXHIBIT 13

FIVE-YEAR SUMMARY

IN MILLIONS OF DOLLARS (EXCEPT PER SHARE AMOUNTS)                       1998        1997        1996        1995        1994
-------------------------------------------------------------------------------------------------------------------------------
FOR THE YEAR
Revenues                                                            $ 25,715    $ 24,222    $ 23,051    $ 22,428    $ 20,934
Research and development                                               1,315       1,187       1,122         963         978
Segment operating profit margin                                         9.6%        8.9%        8.6%        7.8%        7.3%
Net income                                                             1,255       1,072         906         750         585
Earnings per share:
  Basic                                                                 5.36        4.44        3.63        2.94        2.24
  Diluted                                                               5.05        4.21        3.48        2.87        2.20
Cash dividends per common share                                         1.39        1.24        1.10       1.025         .95
Average number of shares of Common Stock outstanding (thousands):
  Basic                                                              227,767     234,443     241,454     245,642     251,077
  Diluted                                                            247,380     253,555     258,606     259,506     262,992
Return on average common shareowners' equity, after tax                28.6%       24.5%       21.1%       18.6%       15.4%

AT YEAR END
Working capital                                                     $  1,620    $  1,905    $  2,287    $  2,282    $  1,701
Total assets                                                          18,375      16,440      16,412      15,596      15,403
Long-term debt, including current portion                              1,675       1,398       1,534       1,747       2,041
Total debt                                                             2,187       1,587       1,750       2,012       2,439
  Debt to total capitalization                                           33%         28%         29%         33%         39%
Net debt (total debt less cash)                                        1,637         932         752       1,273       2,167
  Net debt to total capitalization                                       27%         19%         15%         24%         37%
ESOP Preferred Stock, net                                                456         450         434         398         339
Shareowners' equity                                                    4,378       4,073       4,306       4,021       3,752
Equity per common share                                                19.45       17.78       18.08       16.47       15.24
Number of employees                                                  178,800     168,900     163,000     160,600     161,500

MANAGEMENT'S DISCUSSION
AND ANALYSIS

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF
OPERATIONS AND FINANCIAL POSITION
The Corporation's operations are classified into five principal operating segments. Otis, Carrier and UT Automotive serve customers in the commercial property, residential housing and automotive industries. Pratt & Whitney and the Flight Systems segment, which includes Sikorsky Aircraft and Hamilton Standard, serve commercial and government customers in the aerospace industry. The Corporation's segment operating results are discussed in the Segment Review and
Note 15 of Notes to Consolidated Financial Statements.

BUSINESS ENVIRONMENT
As worldwide businesses, the Corporation's operations are affected by global and regional economic factors. However, the diversity of the Corporation's businesses and global market presence has helped limit the impact of any one industry or the economy of any single country on the consolidated results. Revenues from outside the U.S., including U.S. export sales, in dollars and as a percentage of total segment revenues, are as follows:

in millions of dollars        1998     1997     1996     1998    1997    1996
-------------------------------------------------------------------------------
Europe                     $ 5,240  $ 4,788  $ 4,800      20%     19%     20%
Asia Pacific                 2,508    2,952    3,042      10%     12%     13%
Other                        2,559    2,380    2,238      10%     10%     10%
U.S. Exports                 4,310    4,022    3,124      16%     16%     13%
                         ------------------------------------------------------
International
  Revenues                 $14,617  $14,142  $13,204      56%     57%     56%
                         ------------------------------------------------------

  As part of its globalization strategy, the Corporation has invested in businesses in emerging markets, including the People's Republic of China (PRC), the former Soviet Union and other emerging nations, which carry higher levels of currency, political and economic risks than investments in developed markets. At December 31, 1998, the Corporation's net investment in any one of these countries was less than 3% of consolidated equity.
  The Asian economic crisis has significantly slowed growth in the region since the latter part of 1997. Tightening of credit in Asia has restricted available financing for new construction and slowed the completion of projects currently underway, resulting in less activity compared to recent years. While recognizing that the Asian economic downturn will continue beyond 1998, management believes the long-term economic growth prospects of the region remain intact. Therefore, the Corporation's Asian investment strategy continues to focus on the long-term infrastructure requirements of the region.

OTIS is the world's largest elevator and escalator manufacturing and service company. The elevator and escalator service market is an important aspect of Otis' business. Otis is impacted by global and regional economic factors, particularly fluctuations in commercial construction which affect new equipment installations, and labor costs which can impact service and maintenance margins on installed elevators and escalators. In 1998, 81% of Otis' revenues were generated outside the U.S. Accordingly, changes in foreign currency exchange rates can significantly affect the translation of Otis' operating results into U.S. dollars for financial reporting purposes.
  During 1998, U.S. office building construction starts were higher than the prior year and commercial vacancy rates continued to improve. In Europe, Otis' new equipment activity increased along with a growing base of service business. Otis maintains a significant presence in the Asia Pacific region where economies remained weak.

CARRIER is the world's largest manufacturer of commercial and residential heating, ventilating and air conditioning (HVAC) systems and equipment. Carrier also produces transport and commercial refrigeration equipment, and provides after-market service and component sales. In late 1997, Carrier formed the Refrigeration Operations group from the former Carrier Transicold business and the newly acquired Commercial Refrigeration Operations. During 1998, 52% of Carrier's revenues were generated by international operations and U.S. exports. Accordingly, Carrier's results are impacted by a number of external factors including commercial and residential construction activity worldwide, regional economic and weather conditions and changes in foreign currency exchange rates.
  U.S. residential housing and commercial construction starts increased in 1998, compared to 1997. Asian economies remained weak in 1998 while European economies strengthened.

UT AUTOMOTIVE (UTA) develops and manufactures a wide variety of electrical and interior trim systems and components for original equipment manufacturers (OEMs) in the automotive industry. Sales to Ford Motor Company, UTA's largest customer, were 33% of UTA's revenues in 1998. UTA also has important relationships with DaimlerChrysler and General Motors as well as European manufacturers PSA, Renault, Volvo, Austin Rover/BMW, SAAB and Fiat and the U.S. manufacturing divisions of Japanese automotive OEMs.
  North American car and light truck production was lower while European car sales were higher in 1998, compared to 1997. UTA was unfavorably impacted by a strike at General Motors, during 1998, while benefiting from higher volumes in Europe. The automotive OEMs require significant cost reduction and performance improvements from suppliers and require suppliers to bear an increasing portion of engineering, design, development, tooling and warranty expenditures.
  During 1998, 43% of UTA's revenues were generated by international operations and U.S. exports. Accordingly, UTA's results can be impacted by changes in foreign currency exchange rates.


"Earnings per share has grown 20% or more for the past five years" [Quotation at the bottom of the page]

"Declining effective tax rate contributes to improved bottom line" [Quotation at the top of the page]

  In response to the rapid consolidation of OEM suppliers, the Corporation has engaged an investment banking firm to explore various strategic alternatives for UT Automotive, including possible divestiture of all or part of the business.

COMMERCIAL AEROSPACE
The financial performance of the Corporation's Pratt & Whitney and Flight Systems segments is directly tied to the aviation industry. Pratt & Whitney is a major supplier of commercial, general aviation and military aircraft engines, along with spare parts, product support and a full range of overhaul, repair and fleet management services. The Flight Systems segment provides environmental, flight and fuel control systems and propellers for commercial and military aircraft through Hamilton Standard, and commercial and military helicopters, along with after-market products and services, through Sikorsky Aircraft.
  Worldwide airline profits, traffic growth and load factors have been reliable indicators for new aircraft and after-market orders. During 1998, U.S. and European airlines experienced continued profitability driven primarily by low fuel prices and the effect of cost reduction programs. Airlines in the Asia Pacific region have suffered declines in operating results reflecting weaker local economies. This erosion in earnings has resulted in a decrease in new orders for aerospace products and cancelations or deferrals of existing orders throughout the industry. The impact of the Asian economic downturn or a slowdown in the aviation industry, as a whole, will result in lower manufacturing volumes in the near term.
  Over the past several years, Pratt & Whitney's mix of large commercial engine shipments has shifted to newer, higher thrust engines for wide-bodied aircraft in a market which is very price and product competitive. In order to update and further diversify its product base, Pratt & Whitney began development of the PW6000, a 16,000 to 23,000 pound-thrust engine designed specifically for the short-to-medium haul, 100 to 120 passenger, narrow-bodied aircraft market. The PW6000 is expected to enter service in 2002, with delivery to the first of two major customers.
  The follow-on spare parts sales for Pratt & Whitney engines in service have traditionally been an important source of profit for the Corporation. The large investment required for new aircraft, coupled with performance improvements and hush-kit upgrades to older aircraft and engines, have resulted in lengthened lives of older aircraft in operation, including those with Pratt & Whitney engines.
  Technological improvements to newer generation engines that increase reliability, as well as vertical integration of engine manufacturers in the overhaul and maintenance business, may change the market environment in the after-market business.

GOVERNMENT BUSINESS
During 1998, the Corporation's sales to the U.S. Government were $3,264 million or 13% of total sales, compared with $3,311 million or 14% of total sales in 1997 and $3,382 million or 15% of total sales in 1996.
  The defense portion of the Corporation's aerospace businesses continues to respond to a changing global political environment. The U.S. defense industry continues to downsize and consolidate in response to continued pressure on U.S. defense spending.
  Sikorsky will continue to supply Black Hawk helicopters and derivatives thereof to the U.S. and foreign governments under contracts extending into 2002 at lower volumes than in the past. The U.S. Army Comanche helicopter contract, awarded to a Sikorsky/Boeing joint venture, supports completion of prototype development, flight testing and aircraft for initial field tests.
  The significant decrease in the U.S. defense procurement of helicopters in recent years and the resulting overcapacity has led to some consolidation of U.S. helicopter manufacturers. Sikorsky is responding to these continued consolidation pressures by improving its products and concentrating on increasing its after-market and foreign government sales. In addition, an international team led by Sikorsky is developing the S-92, a large cabin derivative of the Black Hawk family, for commercial and military markets. This aircraft made its first flight in December 1998.
  Pratt & Whitney continues to deliver F100 engines and military spare parts to both U.S. and foreign governments. Pratt & Whitney engines have been selected to power two of the primary U.S. Air Force programs of the future: the C-17 airlifter which is currently in production and the F-22 fighter (F119 engine) which is currently being developed. Derivatives of Pratt & Whitney's F119 engine were chosen to provide power for the Joint Strike Fighter demonstration aircraft. The Joint Strike Fighter program is intended to lead to the development of a single aircraft, with two configurations, to satisfy future requirements of the U.S. Navy, Air Force and Marine Corps and the United Kingdom Royal Navy.

RESULTS OF OPERATIONS

IN MILLIONS OF DOLLARS               1998        1997        1996
------------------------------------------------------------------
Sales                             $25,687     $23,989     $22,788
Financing revenues and
  other income, net                    28         233         263
                                 ---------   ---------   ---------
Revenues                          $25,715     $24,222     $23,051
                                 ---------   ---------   ---------

  Consolidated revenues increased 6% in 1998 and 5% in 1997. Excluding the unfavorable impact of foreign currency translation, consolidated revenues increased by 8% in both years. The Corporation estimates that increases in selling prices to customers averaged approximately 1% each year.
  Financing revenues and other income, net, decreased $205 million in 1998 and $30 million in 1997. The 1998 decrease is primarily due to the costs of Pratt & Whitney's repurchases of participant interests in commercial engine programs, partially offset by the favorable settlement of a contract dispute with the U.S. Government.


IN MILLIONS OF DOLLARS               1998        1997        1996
------------------------------------------------------------------
Cost of sales                     $19,276     $18,288     $17,415
Gross margin %                      25.0%       23.8%       23.6%

  Gross margin as a percentage of sales increased 1.2 percentage points in 1998 and two-tenths of a percentage point in 1997. The 1998 increase is primarily due to improved margin percentages at Pratt & Whitney. Gross margin in both years benefited from the Corporation's continuing cost reduction efforts.


IN MILLIONS OF DOLLARS               1998        1997        1996
------------------------------------------------------------------
Research and development           $1,315      $1,187      $1,122
Percent of sales                     5.1%        4.9%        4.9%

  Research and development spending increased $128 million (11%) and $65 million (6%) in 1998 and 1997. The increases were primarily due to increases at Pratt & Whitney and UT Automotive. Research and development expenses in 1999 are expected to remain at approximately 5% of sales.


IN MILLIONS OF DOLLARS               1998        1997        1996
-------------------------------------------------------------------
Selling, general and
  administrative                  $ 2,957     $ 2,820     $ 2,796
Percent of sales                    11.5%       11.8%       12.3%

  Selling, general and administrative expenses, as a percentage of sales, decreased three-tenths of a percentage point in 1998 and five-tenths of a percentage point in 1997. The 1998 decrease was primarily due to Otis, while the 1997 decrease was due to Pratt &Whitney and Flight Systems.


IN MILLIONS OF DOLLARS               1998        1997        1996
-------------------------------------------------------------------
Interest expense                    $ 204       $ 191       $ 217

  Interest expense increased 7% in 1998, due to increased short-term borrowing needs and the issuance of $400 million of 6.7% notes in August. Interest expense decreased 12% in 1997 due to reduced average borrowing levels.


YEARS ENDED DECEMBER 31               1998        1997        1996
--------------------------------------------------------------------
Average interest rate for the year:
  Short-term borrowings              10.3%       11.7%       11.8%
  Total debt                          8.3%        8.3%        8.7%

  The average interest rate, for the year, on short-term borrowings exceed those of total debt due to higher short-term borrowing rates in certain foreign operations.
  The weighted-average interest rate applicable to debt outstanding at December 31, 1998 was 6.7% for short-term borrowings and 7.3% for total debt. Weighted-average short-term borrowing rates are lower than those of total debt at December 31, 1998, due to the addition of commercial paper borrowings in the latter part of the year.


                                      1998        1997        1996
--------------------------------------------------------------------
Effective income tax rate            31.7%       32.5%       32.9%

  The Corporation has reduced its effective income tax rate by implementing tax reduction strategies.
  The future tax benefit arising from net deductible temporary differences is $2,352 million and relates to expenses recognized for financial reporting purposes which will result in tax deductions over varying future periods. Management believes that the Corporation's earnings during the periods when the temporary differences become deductible will be sufficient to realize those future income tax benefits.
  While some tax credit and loss carryforwards have no expiration date, certain foreign and state tax loss carryforwards arise in a number of different tax jurisdictions with expiration dates beginning in 1999. For those jurisdictions where the expiration date or the projected operating results indicate that realization is not likely, a valuation allowance has been provided.
  The Corporation believes, based upon a review of prior period income tax returns, it is entitled to income tax refunds for prior periods. The Internal Revenue Service reviews these potential refunds as part of the examination of the Corporation's income tax returns and the impact on the Corporation's liability for income taxes for these years cannot presently be determined.

  Minority interest expense decreased $14 million (14%) in 1998 and $2 million (2%) in 1997. The 1998 decrease is due to the level of the Corporation's earnings in less than wholly-owned subsidiaries, principally in Asia, and recent purchases of minority-shareholder interests.

Net income:
Increased 17% or $183 million from 1997 to 1998.
Increased 18% or $166 million from 1996 to 1997.

                    [GRAPHIC  OMITTED:   Bar  Chart  Showing
                    Effective Tax Rate (%) from 1994-1998]

                    Data Points as follows:
                         1994      35.7%
                         1995      34.5%
                         1996      32.9%
                         1997      32.5%
                         1998      31.7%

SEGMENT REVIEW
Operating segment and geographic data include the results of all majority-owned subsidiaries, consistent with the management of these businesses. For certain of these subsidiaries, minority shareholders have rights which, under the provisions of Emerging Issues Task Force Issue No. 96-16, "Investor's Accounting for an Investee When the Investor Has a Majority of the Voting Interest but the Minority Shareholder or Shareholders Have Certain Approval or Veto Rights" (EITF 96-16), overcome the presumption of consolidation. In the Corporation's consolidated results, these subsidiaries are accounted for using the equity method of accounting.


                                    Revenues                 Operating Profits     Operating Profit Margin
IN MILLIONS OF DOLLARS       1998     1997     1996     1998     1997     1996      1998    1997    1996
-----------------------------------------------------------------------------------------------------------
Otis                       $5,572   $5,548   $5,595   $  533   $  465   $  524      9.6%    8.4%    9.4%
Carrier                     6,922    6,056    5,958      495      458      422      7.2%    7.6%    7.1%
UT Automotive               2,962    2,987    3,233      169      173      196      5.7%    5.8%    6.1%
Pratt & Whitney             7,876    7,402    6,201    1,024      816      637     13.0%   11.0%   10.3%
Flight Systems              2,891    2,804    2,596      287      301      244      9.9%   10.7%    9.4%

"Operating cash flows remained strong"
[Quotation at the bottom of the page]

"Segment opertaing profit continued to improve despite the Asian economic crisis and cost reduction charges"
[Quotation at the top of the page]

1998 COMPARED TO 1997
OTIS revenues increased $24 million in 1998. Excluding the unfavorable impact of foreign currency translation, 1998 revenues increased 3% with increases in Europe, North America and Latin America, partially offset by declines in Asia.
  Otis operating profits increased $68 million (15%) in 1998. Excluding the unfavorable impact of foreign currency translation, 1998 operating profits increased 17%. European, North American and Latin American operations improved in 1998, partially offset by declines in Asian operations and higher charges related to workforce reductions and the consolidation of manufacturing and engineering facilities.

CARRIER revenues increased $866 million (14%) in 1998. Excluding the unfavorable impact of foreign currency translation, 1998 revenues increased 17% due to the impact of acquisitions, as well as, increases in the Refrigeration Operations, North America, Europe and Latin America, partially offset by declines in Asia.
  Carrier operating profits increased $37 million (8%) in 1998. Excluding the unfavorable impact of foreign currency translation, 1998 operating profits increased 11%. The 1998 increase reflects improvements in the Refrigeration Operations, North America, Latin America and Europe and the impact of acquisitions which more than offset declines in Asia. The 1998 results include charges related to workforce reductions and plant closures.

UT AUTOMOTIVE revenues decreased $25 million (1%) in 1998, reflecting declines in the electrical and interiors businesses, which were primarily due to lower selling prices and a strike at General Motors. These declines were partially offset by increases in Europe.
  UT Automotive operating profits decreased $4 million (2%) in 1998 due to higher research and development spending in connection with new programs, higher selling, general and administrative expenses, lower selling prices and a strike at General Motors. The 1997 results include charges related to administrative workforce reductions and a provision for a plant closure.

PRATT & WHITNEY revenues increased $474 million (6%) in 1998, reflecting higher after-market revenues, resulting primarily from acquisitions, as well as, increased commercial engine shipments and U.S. military development revenues. The 1998 results also reflect the favorable settlement of a contract dispute with the U.S. Government and costs to repurchase interests from participants in commercial engine programs.
  Pratt & Whitney operating profits increased $208 million (25%), reflecting higher engine margins, increased U.S. military development volumes, higher after-market volumes and productivity improvements. These items were partially offset by costs to repurchase interests from participants in commercial engine programs, charges related to workforce reduction efforts in the U.S. and Canada, higher research and development spending and selling, general and administrative expenses. The 1998 results also reflect the favorable settlement of a contract dispute with the U.S. Government and favorable resolution of customer contract issues.


FLIGHT SYSTEMS revenues increased $87 million (3%) in 1998 primarily due to increased revenues at Hamilton Standard, which were favorably impacted by the first quarter 1998 acquisition of a French aerospace components manufacturer, partly offset by lower volumes at Sikorsky.
  Flight Systems operating profits decreased $14 million (5%) in 1998 due to lower volumes at Sikorsky and cost reduction charges taken at both units. The 1998 decline was partly offset by improvements at Hamilton Standard, mostly due to the first quarter acquisition of a French aerospace components manufacturer.

                    [GRAPHIC OMITTED:  Bar  Chart  showing
                    Segment Operating Profits ($ Billions)
                    from 1994-1998]

                    Data Points as follows:
                    1994      $1.554
                    1995       1.795
                    1996       2.023
                    1997       2.213
                    1998       2.508

                    [GRAPHIC OMITTED:  Bar  Chart  showing
                    Operating Cash Flows ($ Billions) from
                    1994-1998]

                    Data Points as follows:
                    1994      $1.357
                    1995       2.044
                    1996       2.079
                    1997       2.090
                    1998       2.509

1997 COMPARED TO 1996
OTIS revenues decreased $47 million (1%) in 1997. Excluding the unfavorable impact of foreign currency translation, 1997 revenues increased 7% with all regions showing growth.
  Otis operating profits decreased $59 million (11%) in 1997. Excluding the unfavorable impact of foreign currency translation, 1997 operating profits decreased 2%. The 1997 results include the impact of salaried workforce reductions designed to lower costs and streamline the organization. North American, Latin American and European operations improved in 1997, while Asian operations declined.

CARRIER revenues increased $98 million (2%) in 1997. Excluding the unfavorable impact of foreign currency translation, 1997 revenues increased 5%, primarily due to the impact of European acquisitions and increases at Carrier Transicold. Revenue increases were partially offset by declines due to sluggish economic conditions in Europe, unseasonably cool summer selling seasons in Europe and North America and an economic downturn in the Asia Pacific region, particularly Southeast Asia.
  Carrier operating profits increased $36 million (9%) in 1997. Excluding the unfavorable impact of foreign currency translation, 1997 operating profits increased 12%. The 1997 increase reflects improvements at Carrier Transicold and the impact of acquisitions which more than offset declines in the Asian and European operations and the weather related weakness noted above.

UT AUTOMOTIVE revenues decreased $246 million (8%) in 1997. Foreign currency translation reduced 1997 revenues by 3%. The comparative decrease in 1997 revenues is also the result of the sale of the steering wheels business in the fourth quarter of 1996 and lower volumes at most businesses.
  UT Automotive operating profits decreased $23 million (12%) in 1997. For-eign currency translation reduced 1997 operating profits by 7%. The comparative results were also impacted by lower volumes, domestic administrative workforce reductions, a provision for a European plant closure in 1997 and the fourth quarter 1996 sale of the steering wheels business, which more than offset improvements at the interiors business and in Europe.

PRATT & WHITNEY revenues increased $1,201 million (19%) in 1997, reflecting higher volumes in both the after-market and new engine businesses.
  Pratt & Whitney operating profits increased $179 million (28%), reflecting strong after-market results partially offset by higher research and development spending. Operating results in 1997 also benefited from continued cost reduction efforts which more than offset raw material price increases and costs associated with staff reductions.

FLIGHT SYSTEMS revenues increased $208 million (8%) in 1997 due to increases at both Hamilton Standard and Sikorsky.
  Flight Systems operating profits increased $57 million (23%) in 1997 as a result of continuing operating performance improvement at both Hamilton Standard and Sikorsky, partially offset by higher research and development spending.

LIQUIDITY AND FINANCING COMMITMENTS
Management assesses the Corporation's liquidity in terms of its overall ability to generate cash to fund its operating and investing activities. Significant factors affecting the management of liquidity are cash flows generated from operating activities, capital expenditures, customer financing requirements, adequate bank lines of credit and the ability to attract long-term capital with satisfactory terms.


IN MILLIONS OF DOLLARS               1998        1997        1996
-------------------------------------------------------------------
Net cash flows provided by
  operating activities           $  2,509     $ 2,090     $ 2,079
Capital expenditures                 (866)       (819)       (770)
(Increase) decrease in customer
  financing assets, net              (213)         39          48
Acquisition funding                (1,241)       (584)       (317)
Common Stock repurchase              (650)       (849)       (459)
Change in total debt                  600        (163)       (262)
Change in net debt                    705         180        (521)

Cash flows provided by operating activities were $2,509 million during 1998 compared to $2,090 million in 1997. The increase resulted from improved operating and working capital performance. Cash flows used in investing activities were $2,269 million during 1998 compared to $1,167 million in 1997. Capital expenditures in 1998 were $866 million, a $47 million increase over 1997. The Corporation expects 1999 capital spending to approximate that of 1998. Customer financing activity was a net use of cash of $213 million in 1998 compared to a net source of cash of $39 million in 1997, primarily as a result of first quarter 1998 funding for an airline customer. While the Corporation expects that customer financing activity will be a net use of cash in 1999, actual funding is subject to usage under existing customer financing commitments. In 1998, the Corporation invested $1,241 million in the acquisition of businesses including Pratt & Whitney's investment in an overhaul and repair joint venture in Singapore, Hamilton Standard's acquisition of a French aerospace components manufacturer, Carrier's investment in a United States based distributor of HVAC equipment and Otis' purchase of the outstanding minority shares of a European subsidiary. The Corporation repurchased $650 million and $849 million of Common Stock during 1998 and 1997, representing 7.4 million and
11.2 million shares, under previously announced share repurchase programs. Share repurchase continues to be a significant use of the Corporation's strong cash flows and has more than offset the dilutive effect resulting from the issuance of stock under stock-based employee benefit programs. In October 1998, the Corporation's Board of Directors authorized the acquisition of an additional 15 million shares under the Corporation's share repurchase program.

                     [GRAPHIC OMITTED:  Bar Chart showing
                     Acquisitions ($ Millions) from 1994-1998]

                     Data Points as follows:
                     1994         $  125
                     1995            204
                     1996            317
                     1997            584
                     1998          1,241

                     [GRAPHIC OMITTED:  Bar Chart showing Share
                     Repurchase ($ Millions) from 1994-1998]

                     Data Points as follows:
                     1994         $270
                     1995          221
                     1996          459
                     1997          849
                     1998          650


IN MILLIONS OF DOLLARS               1998        1997
-------------------------------------------------------
Cash and cash  equivalents        $   550     $   655
Total debt                          2,187       1,587
Net debt (total debt less cash)     1,637         932
Shareowners' equity                 4,378       4,073
Debt to total capitalization          33%         28%
Net debt to total capitalization      27%         19%

  At December 31, 1998, the Corporation had credit commitments from banks totaling $1.5 billion under a Revolving Credit Agreement, which serves as back-up for a commercial paper facility. At December 31, 1998, there were no borrowings under the Revolving Credit Agreement. In addition, at December 31, 1998, approximately $1.1 billion was available under short-term lines of credit with local banks at the Corporation's various international subsidiaries.
  As described in Note 8 of Notes to Consolidated Financial Statements, the Corporation issued $400 million of unsubordinated, unsecured, nonconvertible notes in August 1998. The proceeds were used for general corporate purposes, including acquisitions and repurchases of the Corporation's Common Stock. At December 31, 1998, up to $471 million of additional medium-term and long-term debt could be issued under a registration statement on file with the Securities and Exchange Commission.
  At December 31, 1998, the Corporation had commitments of $1,420 million to finance or arrange financing related to commercial aircraft, of which as much as $600 million may be required to be disbursed in 1999. The Corporation cannot currently predict the extent to which these commitments will be utilized, since certain customers may be able to obtain more favorable terms from other financing sources. The Corporation may also arrange for third-


"Acquisitions exceeded $1.2 billion for the year"
[Quotation at the bottom of the page]

"Share repurchase contributes to increased shareholder value"
[Quotation at the top of the page]

party investors to assume a portion of its commitments. Refer to Note 4 of Notes to Consolidated Financial Statements for additional discussion of the Corporation's commercial airline industry assets and commitments.
  The Corporation believes that existing sources of liquidity are adequate to meet anticipated borrowing needs at comparable risk-based interest rates for the foreseeable future. Management anticipates the level of debt to capital will increase moderately in order to satisfy its various cash flow requirements, including acquisition spending and continued share repurchases.

DERIVATIVE AND OTHER FINANCIAL INSTRUMENTS
The Corporation is exposed to changes in foreign currency exchange and interest rates primarily in its cash, debt and foreign currency transactions. The Corporation uses derivative instruments, including swaps, forward contracts and options, to manage certain foreign currency exposures. Derivative instruments utilized by the Corporation in its hedging activities are viewed as risk management tools, involve little complexity and are not used for trading or speculative purposes. The Corporation diversifies the counterparties used and monitors the concentration of risk to limit its counterparty exposure.
  International revenues, including U.S. export sales, averaged approximately $14 billion over the last three years, resulting in a large volume of foreign currency commitment and transaction exposures and significant foreign currency net asset exposures. Foreign currency commitment and transaction exposures are managed at the operating unit level as an integral part of the business and residual exposures that cannot be offset to an insignificant amount are hedged. These hedges are initiated by the operating units, with execution coordinated on a corporate-wide basis, and are scheduled to mature coincident with the timing of the underlying foreign currency commitments and transactions. Currently, the Corporation does not hold any derivative contracts that hedge its foreign currency net asset exposures.
  The Corporation's cash position includes amounts denominated in foreign currencies. The Corporation manages its worldwide cash requirements considering available funds among its many subsidiaries and the cost effectiveness with which these funds can be accessed. The repatriation of cash balances from certain of the Corporation's subsidiaries could have adverse tax consequences. However, those balances are generally available without legal restrictions to fund ordinary business operations. The Corporation has and will continue to transfer cash from those subsidiaries to the parent and to other international subsidiaries when it is cost effective to do so.
  The Corporation's long-term debt portfolio consists mostly of fixed-rate instruments in order to minimize earnings volatility related to interest expense. The Corporation currently does not hold interest rate derivative contracts.
  The Corporation has evaluated its exposure to changes in foreign currency exchange and interest rates in its market risk sensitive instruments, primarily cash, debt and derivative instruments, using a value at risk analysis. Based on a 95% confidence level and a one-day holding period, at December 31, 1998 and 1997, the potential loss in fair value of the Corporation's market risk sensitive instruments was not material in relation to the Corporation's financial position, results of operations or cash flows. The Corporation's calculated value at risk exposure represents an estimate of reasonably possible net losses based on historical market rates, volatilities and correlations and is not necessarily indicative of actual results.
  Refer to Notes 1, 12 and 13 of Notes to Consolidated Financial Statements for additional discussion of the Corporation's foreign exchange and financial instruments.

ENVIRONMENTAL MATTERS
The Corporation's operations are subject to environmental regulation by federal, state and local authorities in the United States and regulatory authorities with jurisdiction over its foreign operations. As a result, the Corporation has established, and continually updates, policies relating to environmental standards of performance for its operations worldwide. The Corporation believes that expenditures necessary to comply with the present regulations governing environmental protection will not have a material effect upon its cash flows, competitive position, financial position or results of operations.
  The Corporation has identified approximately 380 locations, mostly in the United States, at which it may have some liability for remediating contamination. The Corporation does not believe that any individual location's exposure is material to the Corporation. Sites in the investigation or remediation stage represent approximately 98% of the Corporation's recorded liability. The remaining 2% of the recorded liability consists of sites where the Corporation may have some liability but investigation is in the initial stages or has not begun.
  The Corporation has been identified as a potentially responsible party under the Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA" or Superfund) at approximately 90 sites. The number of Superfund sites, in and of itself, does not represent a relevant measure of liability because the nature and extent of environmental concerns vary from site to site and the Corporation's share of responsibility varies from sole responsibility to very little responsibility. In estimating its liability for remediation, the Corporation considers its likely proportionate share of the anticipated remediation expense and the ability of other potentially responsible parties to fulfill their obligations.
  Environmental remediation expenditures were $37 million in 1998, $35 million in 1997 and $30 million in 1996. The Corporation estimates that environmental remediation expenditures in each of the next two years will not exceed $50 million in the aggregate.
  Additional discussion of the Corporation's environmental matters is included in Notes 1 and 14 of Notes to Consolidated Financial Statements.

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

FUTURE ACCOUNTING CHANGES
In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" which is effective January 1, 2000. Also in

June 1998,  the  American  Institute  of  Certified  Public  Accountants  issued
Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use", which the Corporation will adopt in 1999. Management believes adoption of these requirements will not have a material impact on the Corporation's financial position, results of operations or cash flows.

YEAR 2000
The Corporation has developed a project plan to address the impact of the Year 2000 on its internal systems, products and facilities, as well as, its key suppliers and customers. The project has strong executive sponsorship and has been reviewed by an independent third party. The project consists of the following phases: awareness, assessment, remediation, testing and contingency planning.
  The Corporation has substantially completed the awareness and assessment phases, with respect to its internal systems, products and facilities. The Corporation is in the process of carrying out the remediation and testing phases, which are expected to be substantially completed by September 1999.
  The Corporation has been assessing its Year 2000 risks related to significant relationships with third parties via ongoing communication with its critical suppliers and customers. As part of the process, the Corporation has requested written assurances from these suppliers and customers that they have Year 2000 readiness programs in place, as well as an affirmation that they will be compliant when necessary. Responses to these inquiries are currently being gathered and reviewed. Further analysis, including site visits, will be conducted as necessary. Activities related to third parties are scheduled to be completed by September 1999. Despite these efforts, the Corporation can provide no assurance that supplier and customer Year 2000 compliance plans will be successfully completed in a timely manner.
  The Corporation is taking steps to prevent major interruptions in the business due to Year 2000 problems using both internal and external resources to identify and correct problems and to test for readiness. The estimated external costs of the project, including equipment costs and consultant and software licensing fees, are expected to be approximately $140 million. Internal costs, which are primarily payroll related, are expected to be approximately $55 million. These costs are being funded through operating cash flows with amounts that would normally be budgeted for the Corporation's information systems and production and facilities equipment. As of December 31, 1998, total costs of external and internal resources incurred amounted to approximately $75 million and relate primarily to internal systems, products and facilities. Although the Corporation has been working on its Year 2000 readiness efforts for several years, costs incurred prior to 1997 have not been separately tracked and are generally not included in the estimate of total costs.
  The schedule for completion and the estimated associated costs are based on management's estimates, which include assumptions of future events. There can be no assurance that the Corporation, its suppliers and customers will be fully Year 2000 compliant by January 1, 2000. The Corporation, therefore, could be adversely impacted by such things as loss of revenue, production delays, product failures, lack of third party readiness and other business interruptions. Accordingly, the Corporation has begun developing contingency plans to address potential issues which include, among other actions, development of backup procedures and identification of alternate suppliers. Contingency planning is expected to be substantially completed by September 1999. The ultimate effects on the Corporation or its suppliers or customers of not being fully Year 2000 compliant are not reasonably estimable. However, the Corporation believes its Year 2000 remediation efforts, together with the diverse nature of its businesses, help reduce the potential impact of non-compliance to levels which will not have a material adverse impact on its financial position, results of operations or cash flows.

EURO  CONVERSION
On January 1, 1999, the European Economic and Monetary Union (EMU) entered a three-year transition phase during which a common currency, the "euro", was introduced in participating countries. Initially, the euro is being used for wholesale financial transactions and it will replace the legacy currencies that will be withdrawn between January 1, 2002 and July 1, 2002. The Corporation has been preparing for the euro since December of 1996 and has identified issues and developed implementation plans associated with the conversion, including technical adaptation of information technology and other systems, continuity of long-term contracts, foreign currency considerations, long-term competitive implications of the conversions and the effect on the market risk inherent in financial instruments. These implementation plans are expected to be completed within a timetable that is consistent with the transition phases of the euro.
  Based on its evaluation to date, management believes that the introduction of the euro, including the total costs for the conversion, will not have a material adverse impact on the Corporation's financial position, results of operations or cash flows. However, uncertainty exists as to the effects the euro will have on the marketplace and there is no guarantee that all issues will be foreseen and corrected or that other third parties will address the conversion successfully.

CAUTIONARY NOTE CONCERNING FACTORS THAT MAY AFFECT FUTURE RESULTS
This Annual Report contains statements which, to the extent they are not statements of historical or present fact, constitute "forward-looking statements" under the securities laws. These forward-looking statements are intended to provide management's current expectations or plans for the future operating and financial performance of the Corporation, based on assumptions currently believed to be valid. Forward-looking statements can be identified by the use of words such as "believe", "expect", "plans", "strategy", "prospects", "estimate", "project", "anticipate" and other words of similar meaning in connection with a discussion of future operating or financial performance.
These include, among others, statements relating to:

  o the effect of economic downturns or growth in particular regions
  o the effect of changes in the level of activity in particular industries or markets
  o the anticipated uses of cash
  o the scope or nature of acquisition activity
  o prospective product developments
  o cost  reduction  efforts
  o the outcome of contingencies
  o the impact of Year 2000 conversion efforts and
  o the transition to the use of the euro as a currency.

  From time to time, oral or written forward-looking statements may also be included in other materials released to the public.
  All forward-looking statements involve risks and uncertainties that may cause actual results to differ materially from those expressed or implied in the forward-looking statements. For additional information identifying factors that may cause actual results to vary materially from those stated in the forward-looking statements, see the Corporation's reports on Forms 10-K, 10-Q and 8-K filed with the Securities and Exchange Commission from time to time. The Corporation's Annual Report on Form 10-K for 1998 includes important information as to risk factors in the "Business" section under the headings "Description of Business by Operating Segment" and "Other Matters Relating to the Corporation's Business as a Whole".

MANAGEMENT'S RESPONSIBILITY
FOR FINANCIAL STATEMENTS


The financial statements of United Technologies Corporation and its subsidiaries are the responsibility of the Corporation's management and have been prepared in accordance with generally accepted accounting principles.
  Management is responsible for the integrity and objectivity of the financial statements, including estimates and judgments reflected in them and fulfills this responsibility primarily by establishing and maintaining accounting systems and practices adequately supported by internal accounting controls. These controls are designed to provide reasonable assurance that the Corporation's assets are safeguarded, that transactions are executed in accordance with management's authorizations and that the financial records are reliable for the purpose of preparing financial statements. Self-monitoring mechanisms are also a part of the control environment whereby, as deficiencies are identified, corrective actions are taken. Even an effective internal control system, no matter how well designed, has inherent limitations -- including the possibility of the circumvention or overriding of controls -- and, therefore, can provide only reasonable assurance with respect to financial statement preparation and such safeguarding of assets. Further, because of changes in conditions, internal control system effectiveness may vary over time.
  The Corporation assessed its internal control system as of December 31, 1998. Based on this assessment, management believes the internal accounting controls in use provide reasonable assurance that the Corporation's assets are safeguarded, that transactions are executed in accordance with management's authorizations, and that the financial records are reliable for the purpose of preparing financial statements.
  Independent accountants are appointed annually by the Corporation's shareowners to audit the financial statements in accordance with generally accepted auditing standards. Their report appears below. Their audits, as well as those of the Corporation's internal audit department, include a review of internal accounting controls and selective tests of transactions.
  The Audit Review Committee of the Board of Directors, consisting of directors who are not officers or employees of the Corporation, meets regularly with management, the independent accountants and the internal auditors, to review matters relating to financial reporting, internal accounting controls and auditing.



/S/GEORGE DAVID
   George David
   Chairman and Chief Executive Officer



/S/DAVID J. FITZPATRICK
   David J. FitzPatrick
   Senior Vice President and Chief Financial Officer





REPORT OF INDEPENDENT
ACCOUNTANTS


To the Shareowners of
United Technologies Corporation
                                                                    [PwC Logo]


In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations, of changes in shareowners' equity and of cash flows present fairly, in all material respects, the financial position of United Technologies Corporation and its subsidiaries at December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Corporation's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


/S/PRICEWATERHOUSECOOPERS LLP
   PricewaterhouseCoopers LLP

One Financial Plaza
Hartford, Connecticut
January 21, 1999

CONSOLIDATED STATEMENT
OF OPERATIONS


                                                        YEARS ENDED DECEMBER 31
IN MILLIONS OF DOLLARS (EXCEPT PER SHARE AMOUNTS)      1998      1997      1996
--------------------------------------------------------------------------------
REVENUES
Product sales                                       $20,248   $18,873   $17,799
Service sales                                         5,439     5,116     4,989
Financing revenues and other income, net                 28       233       263
                                                 ------------------------------
                                                     25,715    24,222    23,051
COSTS AND EXPENSES
Cost of products sold                                15,815    15,080    14,327
Cost of services sold                                 3,461     3,208     3,088
Research and development                              1,315     1,187     1,122
Selling, general and administrative                   2,957     2,820     2,796
Interest                                                204       191       217
                                                 ------------------------------
                                                     23,752    22,486    21,550
Income before income taxes and minority interests     1,963     1,736     1,501
Income taxes                                            623       565       494
Minority interests in subsidiaries' earnings             85        99       101
                                                 ------------------------------
NET INCOME                                          $ 1,255   $ 1,072   $   906
                                                 ------------------------------
EARNINGS PER SHARE OF COMMON STOCK:
  Basic                                             $  5.36   $  4.44   $  3.63
  Diluted                                              5.05      4.21      3.48


See accompanying Notes to Consolidated Financial Statements


CONSOLIDATED BALANCE
SHEET

                                                                      DECEMBER 31
IN MILLIONS OF DOLLARS, SHARES IN THOUSANDS                        1998        1997
--------------------------------------------------------------------------------------
ASSETS
Cash and cash equivalents                                      $    550    $    655
Accounts receivable (net of allowance for doubtful
  accounts of $321 and $304)                                      3,993       3,742
Inventories and contracts in progress                             3,362       3,113
Future income tax benefits                                        1,276       1,098
Other current assets                                                174         410
                                                             -------------------------
  Total Current Assets                                            9,355       9,018
Customer financing assets                                           498         216
Future income tax benefits                                        1,076         963
Fixed assets                                                      4,265       4,127
Goodwill (net of accumulated amortization of $503 and $398)       1,750         982
Other assets                                                      1,431       1,134
                                                             -------------------------
  TOTAL ASSETS                                                 $ 18,375    $ 16,440

LIABILITIES AND SHAREOWNERS' EQUITY
Short-term borrowings                                          $    512    $    189
Accounts payable                                                  2,237       1,889
Accrued liabilities                                               4,886       4,912
Long-term debt currently due                                        100         123
                                                             -------------------------
  Total Current Liabilities                                       7,735       7,113
Long-term debt                                                    1,575       1,275
Future pension and postretirement benefit obligations             1,685       1,266
Future income taxes payable                                         162         133
Other long-term liabilities                                       1,961       1,779
Commitments and contingent liabilities (Notes 4 and 14)
Minority interests in subsidiary companies                          423         351
Series A ESOP Convertible Preferred Stock, $1 par value
  (Authorized-20,000 shares)
  Outstanding-12,629 and 13,042 shares                              836         865
ESOP deferred compensation                                         (380)       (415)
                                                             -------------------------
                                                                    456         450
Shareowners' Equity:
  Capital Stock:
   Preferred Stock, $1 par value (Authorized-230,000 shares;
     none issued or outstanding)                                     --          --
   Common Stock, $1 par value (Authorized-1,000,000 shares)
     Issued--291,080 and 287,837 shares                           2,708       2,488
  Treasury Stock (66,028 and 58,766 common shares at cost)       (3,117)     (2,472)
  Retained earnings                                               5,411       4,558
  Accumulated other non-shareowner changes in equity:
   Foreign currency translation adjustments                        (487)       (484)
   Minimum pension liability                                       (137)        (17)
                                                             -------------------------
                                                                   (624)       (501)
                                                             -------------------------
  TOTAL SHAREOWNERS' EQUITY                                       4,378       4,073
                                                             -------------------------
  TOTAL LIABILITIES AND SHAREOWNERS' EQUITY                    $ 18,375    $ 16,440
                                                             -------------------------

See accompanying Notes to Consolidated Financial Statements



CONSOLIDATED STATEMENT
OF CASH FLOWS

                                                              YEARS ENDED DECEMBER 31
IN MILLIONS OF DOLLARS                                       1998      1997       1996
-----------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Net income                                               $ 1,255    $ 1,072    $   906
Adjustments to reconcile net income
  to net cash flows provided by operating activities:
   Depreciation and amortization                             854        834        841
   Deferred income tax benefit                              (252)      (521)       (11)
   Minority interests in subsidiaries' earnings               85         99        101
  Change in:
   Accounts receivable                                        14       (217)       (46)
   Inventories and contracts in progress                     (99)       121       (341)
   Other current assets                                      208        (17)       (21)
   Accounts payable and accrued liabilities                  162        297        584
  Other, net                                                 282        422         66
                                                        ---------------------------------
  NET CASH FLOWS PROVIDED BY OPERATING ACTIVITIES          2,509      2,090      2,079
                                                        ---------------------------------

INVESTING ACTIVITIES
Capital expenditures                                        (866)      (819)      (770)
Increase in customer financing assets                       (356)      (132)      (137)
Decrease in customer financing assets                        143        171        185
Acquisitions of businesses                                (1,241)      (584)      (317)
Dispositions of businesses                                    --         37        177
Other, net                                                    51        160         83
                                                        ---------------------------------
  NET CASH FLOWS USED IN INVESTING ACTIVITIES             (2,269)    (1,167)      (779)
                                                        ---------------------------------

FINANCING ACTIVITIES
Issuance of long-term debt                                   402         12         30
Repayment of long-term debt                                 (149)      (148)      (273)
Increase (decrease) in short-term borrowings                 289         11        (98)
Common Stock issued under employee stock plans               220        143         96
Dividends paid on Common Stock                              (316)      (291)      (265)
Common Stock repurchase                                     (650)      (849)      (459)
Dividends to minority interests and other                   (137)       (95)       (61)
                                                        ---------------------------------
  NET CASH FLOWS USED IN FINANCING ACTIVITIES               (341)    (1,217)    (1,030)
                                                        ---------------------------------

Effect of foreign exchange rate changes on
  Cash and cash equivalents                                   (4)       (49)       (11)

  Net (decrease) increase in cash and cash equivalents      (105)      (343)       259

Cash and cash equivalents, beginning of year                 655        998        739
                                                        ---------------------------------
Cash and cash equivalents, end of year                   $   550    $   655    $   998
                                                        ---------------------------------

Supplemental Disclosure of Cash Flow Information:
  Interest paid, net of amounts capitalized              $   177    $   166    $   184
  Income taxes paid, net of refunds                          959        910        453

See accompanying Notes to Consolidated Financial Statements



CONSOLIDATED STATEMENT
OF CHANGES IN SHAREOWNERS'
EQUITY
                                                                                            Accumulated         Non-
                                                                                             Other Non-   Shareowner
                                                                                              Shareowner  Changes in
                                                                 Common   Treasury   Retained Changes in  Equity for
IN MILLIONS OF DOLLARS (EXCEPT PER SHARE AMOUNTS)                 Stock      Stock   Earnings     Equity  the Period
---------------------------------------------------------------------------------------------------------------------
DECEMBER 31, 1995                                               $ 2,249    $(1,168)   $ 3,252    $  (312)

Common Stock issued under employee plans (1.8 million shares)        96          1        (14)
Common Stock repurchased (8.0 million shares)                                 (459)
Dividends on Common Stock ($1.10 per share)                                              (265)
Dividends on ESOP Stock ($4.80 per share)                                                 (30)
NON-SHAREOWNER CHANGES IN EQUITY:
   Net income                                                                             906               $   906
   Foreign currency translation:
     Foreign currency translation adjustments                                                          2          2
     Income taxes                                                                                     (9)        (9)
   Minimum pension liability:
     Pension adjustment                                                                               94         94
     Income taxes                                                                                    (37)       (37)
                                                               ------------------------------------------------------
DECEMBER 31, 1996                                                 2,345     (1,626)     3,849       (262)   $   956
                                                                                                          -----------

Common Stock issued under employee plans (2.2 million shares)       143          3        (26)
Common Stock repurchased (11.2 million shares)                                (849)
Dividends on Common Stock ($1.24 per share)                                              (291)
Dividends on ESOP Stock ($4.80 per share)                                                 (32)
NON-SHAREOWNER CHANGES IN EQUITY:
   Net income                                                                           1,072               $ 1,072
   Foreign currency translation:
     Foreign currency translation adjustments                                                       (225)      (225)
     Income taxes                                                                                     (6)        (6)
   Minimum pension liability:
     Pension adjustment                                                                              (12)       (12)
     Income tax benefits                                                                               4          4
   Other                                                                                  (14)                  (14)
                                                               ------------------------------------------------------
DECEMBER 31, 1997                                                 2,488     (2,472)     4,558       (501)   $   819
                                                                                                          -----------

Common Stock issued under employee plans (3.3 million shares)       220          5        (53)
Common Stock repurchased (7.4 million shares)                                 (650)
Dividends on Common Stock ($1.39 per share)                                              (316)
Dividends on ESOP Stock ($4.80 per share)                                                 (33)
NON-SHAREOWNER CHANGES IN EQUITY:
   Net income                                                                           1,255               $ 1,255
   Foreign currency translation:
     Foreign currency translation adjustments                                                          4          4
     Income taxes                                                                                     (7)        (7)
   Minimum pension liability:
     Pension adjustment                                                                             (187)      (187)
     Income tax benefits                                                                              67         67
                                                               ------------------------------------------------------
DECEMBER 31, 1998                                               $ 2,708    $(3,117)   $ 5,411    $  (624)   $ 1,132
                                                               ------------------------------------------------------

See accompanying Notes to Consolidated Financial Statements


NOTES TO
CONSOLIDATED FINANCIAL
STATEMENTS


NOTE 1
SUMMARY OF ACCOUNTING PRINCIPLES
The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could differ from those estimates.
   Certain reclassifications have been made to prior year amounts to conform to the current year presentation.

CONSOLIDATION
The consolidated financial statements include the accounts of the Corporation and its controlled subsidiaries. Intercompany transactions have been eliminated. In the fourth quarter of 1998, the Corporation adopted the provisions of EITF 96-16. Accordingly, majority-owned subsidiaries in which the minority shareowners have rights that overcome the presumption for consolidation are accounted for on the equity method. Adoption of EITF 96-16 resulted in the restatement of certain prior period amounts.
  Beginning January 1, 1997, international operating subsidiaries, which had generally been included in the consolidated financial statements based on fiscal years ending November 30, are included in the consolidated financial statements based on fiscal years ending December 31. December 1996 results from these international subsidiaries, which were not significant, are included in retained earnings.

CASH AND CASH EQUIVALENTS
Cash and cash equivalents includes cash on hand, demand deposits and short-term cash investments which are highly liquid in nature and have original maturities of three months or less.

ACCOUNTS RECEIVABLE
Current and long-term accounts receivable include retainage and unbilled costs of approximately $103 million and $142 million at December 31, 1998 and 1997. Retainage represents amounts which, pursuant to the contract, are due upon project completion and acceptance by the customer. Unbilled costs represent revenues that are not currently billable to the customer under the terms of the contract. These items are expected to be collected in the normal course of business. Long-term accounts receivable are included in Other Assets on the Consolidated Balance Sheet.

INVENTORIES AND CONTRACTS IN PROGRESS
Inventories and contracts in progress are stated at the lower of cost or estimated realizable value and are primarily based on first-in, first-out (FIFO) or average cost methods; however, certain subsidiaries use the last-in, first-out (LIFO) method. Costs accumulated against specific contracts or orders are at actual cost. Materials in excess of requirements for contracts and orders currently in effect or anticipated have been reserved and written-off when appropriate.
  Manufacturing tooling costs are charged to inventories or to fixed assets depending upon their nature, general applicability and useful lives. Tooling costs included in inventory are charged to cost of sales based on usage, generally within two years after they enter productive use.
  Manufacturing costs are allocated to current production and firm contracts. General and administrative expenses are charged to expense as incurred.

FIXED ASSETS
Fixed assets are stated at cost. Depreciation is computed over the assets' useful lives generally using accelerated methods for aerospace operations and the straight-line method for other operations.

GOODWILL AND OTHER LONG-LIVED ASSETS
Goodwill represents costs in excess of fair values assigned to the underlying net assets of acquired companies and is generally being amortized using the straight-line method over periods ranging from 10 to 40 years.
  The Corporation evaluates potential impairment of goodwill on an ongoing basis and other long-lived assets when appropriate. If the carrying amount of an asset exceeds the sum of its undiscounted expected future cash flows, the asset's carrying value is written down to fair value.

REVENUE RECOGNITION
Sales under government and commercial fixed-price contracts and government fixed-price-incentive contracts are recorded at the time deliveries are made or, in some cases, on a percentage-of-completion basis. Sales under cost-reimbursement contracts are recorded as work is performed and billed. Sales of commercial aircraft engines sometimes require participation by the Corporation in aircraft financing arrangements; when appropriate, such sales are accounted for as operating leases. Sales under elevator and escalator installation and modernization contracts are accounted for under the percentage-of-completion method.
  Losses, if any, on contracts are provided for when anticipated. Loss provisions are based upon excess inventoriable manufacturing, engineering, estimated warranty and product guarantee costs over the net revenue from the products contemplated by the specific order. Contract accounting requires estimates of future costs over the performance period of the contract. These estimates are subject to change and result in adjustments to margins on contracts in progress.
  Service sales, representing after-market repair and maintenance activities, are recognized over the contractual period or as services are performed.

RESEARCH AND DEVELOPMENT
Research and development costs, not specifically covered by contracts and those related to the Corporation-sponsored share of research and development activity in connection with cost-sharing arrangements, are charged to expense as incurred.

HEDGING ACTIVITY
The Corporation uses derivative instruments, including swaps, forward contracts and options, to manage certain foreign currency exposures. Derivative instruments are viewed by the Corporation as risk management tools and are not used for trading or speculative purposes. Derivatives used for hedging pur-poses must be designated as, and effective as, a hedge of the identified risk exposure at the inception of the contract. Accordingly, changes in the market value of the derivative contract must be highly correlated with changes in the market value of the underlying hedged item at inception of the hedge and over the life of the hedge contract.
  Gains and losses from instruments that are effective hedges of firm commitments are deferred and recognized as part of the economic basis of the transactions underlying the commitments when the associated hedged transaction occurs. Gains and losses from instruments that are effective hedges of foreign-currency-denominated transactions are reported in earnings and offset the effects of foreign exchange gains and losses from the associated hedged transactions. Gains and losses on the excess of foreign currency hedge amounts over the related hedged commitment or transaction would be recognized in earnings. Cash flows from derivative instruments designated as hedges are classified consistent with the items being hedged.
  Derivative instruments designated but no longer effective as a hedge would be reported at market value and the related gains and losses would be recognized in earnings.
  Gains and losses on terminations of foreign exchange contracts are deferred and amortized over the remaining period of the original contract to the extent the underlying hedged commitment or transaction is still likely to occur. Gains and losses on terminations of foreign exchange contracts are recognized in earnings when terminated in conjunction with the cancelation of the related commitment or transaction.
  Carrying amounts of foreign exchange contracts are included in accounts receivable, other assets and accrued liabilities.
  In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" which is effective January 1, 2000. Management believes adoption of this standard will not have a material impact on the Corporation's financial position, results of operations or cash flows.

ENVIRONMENTAL
Environmental investigatory, remediation, operating and maintenance costs are accrued when it is probable that a liability has been incurred and the amount can be reasonably estimated. The most likely cost to be incurred is accrued based on an evaluation of currently available facts with respect to each individual site, including existing technology, current laws and regulations and prior remediation experience. Where no amount within a range of estimates is more likely, the minimum is accrued. For sites with multiple responsible parties, the Corporation considers its likely proportionate share of the anticipated remediation costs and the ability of the other parties to fulfill their obligations in establishing a provision for those costs. Liabilities with fixed or reliably determinable future cash payments are discounted. Environmental liabilities are not reduced by potential insurance reimbursements.

NOTE 2
ACQUISITIONS AND DISPOSITIONS
The Corporation completed acquisitions in 1998, 1997 and 1996 for cash consideration of $1,241 million, $584 million and $317 million. The assets and liabilities of the acquired businesses accounted for under the purchase method are recorded at their fair values at the dates of acquisition. The excess of the purchase price over the estimated fair values of the net assets acquired, of $856 million in 1998, $372 million in 1997 and $141 million in 1996, has been recorded as goodwill and is being amortized over its estimated useful life.
  The results of operations of acquired businesses have been included in the Consolidated Statement of Operations beginning on the effective date of acquisition. The pro forma results for 1998, 1997 and 1996, assuming these acquisitions had been made at the beginning of the year, would not be materially different from reported results.
  During the fourth quarter of 1996, the Corporation sold UT Automotive's steering wheels business for proceeds of approximately $140 million. The Corporation recorded a pretax gain of approximately $78 million which is included in Financing revenues and other income, net.

NOTE 3
EARNINGS PER SHARE
                                                      Average
                                      Income           Shares         Per Share
                                   (MILLIONS)      (THOUSANDS)           Amount
--------------------------------------------------------------------------------
DECEMBER 31, 1998
Net Income                          $ 1,255
Less: ESOP Stock dividends              (33)
                                    --------
BASIC EARNINGS PER SHARE            $ 1,222           227,767          $   5.36
Stock awards                                            5,972
ESOP Stock adjustment                    28            13,641
                                    --------------------------
DILUTED EARNINGS PER SHARE          $ 1,250           247,380          $   5.05
                                    --------------------------
DECEMBER 31, 1997
Net Income                          $ 1,072
Less: ESOP Stock dividends              (32)
                                    --------
BASIC EARNINGS PER SHARE            $ 1,040           234,443          $   4.44
Stock awards                                            5,878
ESOP Stock adjustment                    27            13,234
                                    --------------------------
DILUTED EARNINGS PER SHARE          $ 1,067           253,555          $   4.21
                                    --------------------------
DECEMBER 31, 1996
Net Income                          $   906
Less: ESOP Stock dividends              (30)
                                    --------
BASIC EARNINGS PER SHARE            $   876           241,454          $   3.63
Stock awards                                            4,877
ESOP Stock adjustment                    24            12,275
                                    --------------------------
DILUTED EARNINGS PER SHARE          $   900           258,606          $   3.48
                                    --------------------------


NOTE 4
COMMERCIAL AIRLINE INDUSTRY ASSETS AND COMMITMENTS
The Corporation has receivables and other financing assets with commercial airline industry customers totaling $1,361 million and $1,235 million at December 31, 1998 and 1997, net of allowances of $237 million and $257 million, respectively.
  Customer financing assets consist of the following:

IN MILLIONS OF DOLLARS                         1998          1997
-------------------------------------------------------------------
Notes and leases receivable                    $337          $139
Products under lease                            248           129
                                             ----------------------
                                                585           268
Less: receivables due within one year            87            52
                                             ----------------------
                                               $498          $216
                                             ----------------------

  Scheduled maturities of notes and leases receivable due after one year are as follows: $110 million in 2000, $85 million in 2001, $5 million in 2002, $3 million in 2003 and $47 million in 2004 and thereafter.
  Financing commitments, in the form of secured debt, guarantees or lease financing, are provided to commercial aircraft engine customers. The extent to which the financing commitments will be utilized cannot currently be predicted, since customers may be able to obtain more favorable terms from other financing sources. The Corporation may also arrange for third-party investors to assume a portion of its commitments. If financing commitments are exercised, debt financing is generally secured by assets with fair market values equal to or exceeding the financed amounts with interest rates established at the time of funding. The Corporation also may lease aircraft and subsequently sublease the aircraft to customers under long-term noncancelable operating leases. In some instances, customers may have minimum lease terms which result in sublease periods shorter than the Corporation's lease obligation. Lastly, the Corporation has residual value and other guarantees related to various commercial aircraft engine customer financing arrangements. The estimated fair market values of the guaranteed assets equal or exceed the value of the related guarantees, net of existing reserves.
  The following table summarizes the airline industry commitments and related maturities of the Corporation's financing and rental commitments as of December 31, 1998 should all commitments be exercised as scheduled:

                                             Maturities
IN MILLIONS OF DOLLARS             Financing          Rental
--------------------------------------------------------------
1999                                    $545             $ 9
2000                                      50               9
2001                                      36               9
2002                                       3               9
2003                                      90               9
Thereafter                               236              50
                                ------------------------------
Total commitments                       $960             $95
                                ------------------------------

  In addition, the Corporation has residual value and other guarantees of $159 million as of December 31, 1998.
  The Corporation has a 33% interest in International Aero Engines (IAE), an international consortium of four shareholders organized to support the V2500 commercial aircraft engine program. IAE may offer customer financing in the form of guarantees, secured debt or lease financing in connection with V2500 engine sales. At December 31, 1998, IAE has financing commitments of $1,390 million. In addition, IAE has lease obligations under long-term noncancelable leases of approximately $360 million through 2021 related to aircraft which are subleased to customers under long-term leases. These aircraft have fair market values which exceed the financed amounts. The shareholders of IAE have guaranteed IAE's financing arrangements to the extent of their respective ownership interests. In the event any shareholder was to default on certain of these financing arrangements, the other shareholders would be proportionately responsible. The Corporation's share of IAE's financing commitments was approximately $460 million at December 31, 1998.

NOTE 5
INVENTORIES AND CONTRACTS IN PROGRESS

IN MILLIONS OF DOLLARS                            1998              1997
--------------------------------------------------------------------------
Inventories                                    $ 3,624           $ 3,399
Contracts in progress                            1,411             1,275
                                             -----------------------------
                                                 5,035             4,674
Less:
  Progress payments, secured by lien,
   on U.S. Government contracts                   (124)             (144)
  Billings on contracts in progress             (1,549)           (1,417)
                                             -----------------------------
                                               $ 3,362           $ 3,113
                                             -----------------------------

  The  methods  of  accounting   followed  by  the  Corporation  do  not  permit
classification of inventories by category. Contracts in progress principally relate to elevator and escalator contracts and include costs of manufactured components, accumulated installation costs and estimated earnings on incomplete contracts.
  The Corporation's sales contracts in many cases are long-term contracts expected to be performed over periods exceeding twelve months. Approximately 57% of total inventories and contracts in progress have been acquired or manufactured under such long-term contracts at December 31, 1998 and 1997. It is impracticable for the Corporation to determine the amounts of inventory scheduled for delivery under long-term contracts within the next twelve months.
  If inventories which were valued using the LIFO method had been valued under the FIFO method, they would have been higher by $133 million at December 31, 1998 ($132 million at December 31, 1997).

NOTE 6
FIXED ASSETS

                                      Estimated
IN MILLIONS OF DOLLARS             Useful Lives        1998           1997
----------------------------------------------------------------------------
Land                                    --         $    166       $    157
Buildings and improvements          20-40 years       3,202          3,039
Machinery, tools and equipment       3-12 years       7,215          7,009
Other, including under
  construction                          --              317            267
                                                 ---------------------------
                                                     10,900         10,472
Accumulated depreciation                             (6,635)        (6,345)
                                                 ---------------------------
                                                   $  4,265       $  4,127
                                                 ---------------------------

  Depreciation expense was $724 million in 1998, $740 million in 1997 and $774 million in 1996.

NOTE 7
ACCRUED LIABILITIES

IN MILLIONS OF DOLLARS                   1998            1997
---------------------------------------------------------------
Accrued salaries, wages and
  employee benefits                    $  913          $  900
Service and warranty accruals             463             429
Advances on sales contracts               638             699
Income taxes payable                      421             644
Other                                   2,451           2,240
                                     --------------------------
                                       $4,886          $4,912
                                     --------------------------

NOTE 8
BORROWINGS AND LINES OF CREDIT
Short-term borrowings consist of the following:

IN MILLIONS OF DOLLARS                   1998            1997
---------------------------------------------------------------
Foreign bank borrowings                  $191            $189
Commercial paper                          321              --
                                     --------------------------
                                         $512            $189
                                     --------------------------

  The weighted-average interest rates applicable to short-term borrowings outstanding at December 31, 1998 and 1997 were 6.7% and 9.6%, reflecting the addition of commercial paper borrowings in the latter part of 1998. At December 31, 1998, approximately $1.1 billion was available under short-term lines of credit with local banks at the Corporation's various international subsidiaries.
  At December 31, 1998, the Corporation had credit commitments from banks totaling $1.5 billion under a Revolving Credit Agreement, which serves as back-up for a commercial paper facility. There were no borrowings under the Revolving Credit Agreement.
  Long-term debt consists of the following:

                                    1998 Debt
                               Weighted
                                Average
IN MILLIONS OF DOLLARS    Interest Rate    Maturity       1998            1997
-------------------------------------------------------------------------------
Notes and other debt
  denominated in:
   U.S. dollars                    7.7%   1999-2028     $1,013          $  641
   Foreign currency                6.9%   1999-2012         39              37
Capital lease obligations          6.6%   1999-2017        250             311
ESOP debt                          7.7%   1999-2009        373             409
                                                       -------------------------
                                                        $1,675          $1,398
Less: Long-term debt
  currently due                                            100             123
                                                       -------------------------
                                                        $1,575          $1,275
                                                       -------------------------

  Principal payments required on long-term debt for the next five years are $100 million in 1999, $193 million in 2000, $98 million in 2001, $42 million in 2002 and $43 million in 2003.
  In August 1998, the Corporation issued $400 million of 6.7% unsubordinated, unsecured, nonconvertible notes (the "Notes") under a shelf registration statement previously filed with the Securities and Exchange Commission. The Notes are due August 1, 2028, with interest payable semiannually commencing February 1, 1999. The Notes are not redeemable at the option of the Corporation or repayable at the option of the holder prior to maturity, and do not provide for any sinking fund payments. At December 31, 1998, up to $471 million of additional medium-term and long-term debt could be issued under this registration statement.
  Prior to 1997, the Corporation executed in-substance defeasances by depositing U.S. Government Securities into irrevocable trusts to cover the interest and principal payments on $296 million of its debt. For financial reporting purposes, the debt has been considered extinguished. As of December 31, 1998, the amount outstanding on these debt instruments was $68 million, which matures in 1999.
  The percentage of total debt at floating interest rates was 26% and 15% at December 31, 1998 and 1997, respectively.

NOTE 9
TAXES ON INCOME
Significant components of income taxes (benefits) for each year are as follows:


IN MILLIONS OF DOLLARS              1998              1997              1996
------------------------------------------------------------------------------
Current:
  United States:
   Federal                       $   357           $   598           $   171
   State                              24                41                19
  Foreign                            369               412               336
                                ----------------------------------------------
                                     750             1,051               526
Future:
  United States:
   Federal                          (211)             (406)              (12)
   State                             (25)              (82)                5
  Foreign                            (16)              (33)               (4)
                                ----------------------------------------------
                                    (252)             (521)              (11)
                                ----------------------------------------------
                                     498               530               515
Attributable to items
  credited (charged) to
  equity                             125                35               (21)
                                ----------------------------------------------
                                 $   623           $   565           $   494
                                ----------------------------------------------

  Future income taxes represent the tax effects of transactions which are reported in different periods for tax and financial reporting purposes. These amounts consist of the tax effects of temporary differences between the tax and financial reporting balance sheets and tax carryforwards. The tax effects of temporary differences and tax carryforwards which gave rise to future income tax benefits and payables at December 31, 1998 and 1997 are as follows:


IN MILLIONS OF DOLLARS                          1998              1997
------------------------------------------------------------------------
Future income tax benefits:
  Insurance and employee benefits            $   706           $   565
  Other asset basis differences                  634               558
  Other liability basis differences            1,017               997
  Tax loss carryforwards                         113               117
  Tax credit carryforwards                       112               112
  Valuation allowance                           (230)             (288)
                                           -----------------------------
                                             $ 2,352           $ 2,061
                                           -----------------------------
Future income taxes payable:
  Fixed assets                               $    62           $    95
  Other items, net                               122                50
                                           -----------------------------
                                             $   184           $   145
                                           -----------------------------

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


IN MILLIONS OF DOLLARS                 1998            1997            1996
-----------------------------------------------------------------------------
United States                        $  965          $  702          $  483
Foreign                                 998           1,034           1,018
                                   ------------------------------------------
                                     $1,963          $1,736          $1,501
                                   ------------------------------------------

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


                                       1998            1997            1996
-----------------------------------------------------------------------------
Statutory U.S. federal
  income tax rate                      35.0%           35.0%           35.0%
Varying tax rates of
  consolidated subsidiaries
  (including Foreign Sales
  Corporation)                         (4.5)           (4.4)           (6.2)
Other                                   1.2             1.9             4.1
                                   ------------------------------------------
Effective income tax rate              31.7%           32.5%           32.9%
                                   ------------------------------------------

  Tax credit carryforwards at December 31, 1998 are $112 million of which $1 million expires annually in each of the next three years.
  Tax loss carryforwards, principally state and foreign, at December 31, 1998 are $553 million of which $438 million expire as follows: $194 million from 1999-2003, $124 million from 2004-2008, $120 million from 2009-2018.

NOTE 10
EMPLOYEE BENEFIT PLANS
The Corporation and its subsidiaries sponsor many domestic and foreign defined benefit pension and other postretirement plans whose balances are as follows:

                                                                    Other
                                     Pension Benefits   Postretirement Benefits
IN MILLIONS OF DOLLARS                1998        1997        1998        1997
--------------------------------------------------------------------------------
CHANGE IN BENEFIT
  OBLIGATION:
Beginning balance                 $  9,666    $  9,195    $    700    $    703
Service cost                           222         228          10          10
Interest cost                          695         664          51          52
Actuarial loss (gain)                  978         218          21         (23)
Total benefits paid                   (601)       (570)        (57)        (65)
Other                                  115         (69)         46          23
                                ------------------------------------------------
Ending balance                    $ 11,075    $  9,666    $    771    $    700
                                ------------------------------------------------

CHANGE IN PLAN ASSETS:
Beginning balance                 $ 10,570    $  8,956    $     82    $     83
Actual return on plan assets          (143)      2,073           5           6
Employer contributions                 139          85          --          --
Benefits paid from plan assets        (572)       (549)        (10)        (11)
Other                                  (49)          5           4           4
                                ------------------------------------------------
Ending balance                    $  9,945    $ 10,570    $     81    $     82
                                ------------------------------------------------

Funded status                     $ (1,130)   $    904    $   (690)   $   (618)
Unrecognized net actuarial
  loss (gain)                          999        (973)        (26)        (67)
Unrecognized prior service cost        235         196        (181)       (204)
Unrecognized net asset
  at transition                        (35)        (57)         --          --
                                ------------------------------------------------
Net amount recognized             $     69    $     70    $   (897)   $   (889)
                                ------------------------------------------------

AMOUNTS RECOGNIZED IN
  THE CONSOLIDATED
  BALANCE SHEET CONSIST OF:
Prepaid benefit cost              $    360    $    310    $     --    $     --
Accrued benefit liability             (712)       (295)       (897)       (889)
Intangible asset                       207          28          --          --
Accumulated other
  non-shareowner changes
  in equity                            214          27          --          --
                                ------------------------------------------------
Net amount recognized             $     69    $     70    $   (897)   $   (889)
                                ------------------------------------------------

  The pension funds are valued at September 30 of the respective years in the preceding table. Major assumptions used in the accounting for the employee benefit plans are shown in the following table as weighted-averages:


                                     1998         1997        1996
--------------------------------------------------------------------
Pension Benefits:
  Discount rate                       6.6%        7.4%        7.5%
  Expected return on plan assets      9.6%        9.7%        9.7%
  Salary scale                        4.8%        4.9%        5.0%

Other Postretirement Benefits:
  Discount rate                       6.7%        7.5%        7.6%
  Expected return on plan assets      9.6%        7.0%        7.0%
  Salary scale                          --          --          --

  For measurement purposes, a 10% annual rate of increase in the per capita cost of covered health care benefits was assumed for 1999. The rate was assumed to decrease gradually to 6.75% for 2001 and remain at that level thereafter.


IN MILLIONS OF DOLLARS                  1998     1997     1996
----------------------------------------------------------------
COMPONENTS OF NET
  PERIODIC BENEFIT COST:
Pension Benefits:
  Service cost                         $ 222    $ 228    $ 213
  Interest cost                          695      664      648
  Expected return on plan assets        (856)    (783)    (737)
  Amortization of prior service cost      26       26       24
  Amortization of unrecognized net
   transition asset                      (23)     (23)     (23)
  Recognized actuarial net loss            8        7        5
  Net settlement and curtailment
   loss                                   73        6       10
                                     ---------------------------
  Net periodic benefit cost            $ 145    $ 125    $ 140
                                     ---------------------------

  Net periodic benefit cost
   of multiemployer plans              $  25    $  26    $  24
                                     ---------------------------

Other Postretirement Benefits:
  Service cost                         $  10    $  10    $  10
  Interest cost                           51       52       52
  Expected return on plan assets          (6)      (6)      (6)
  Amortization of prior service cost     (18)     (18)     (19)
  Recognized actuarial net gain           --       --       (1)
  Net settlement and
   curtailment loss                       10       --        1
                                     ---------------------------
  Net periodic benefit cost            $  47    $  38    $  37
                                     ---------------------------

  The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets were $2,826 million, $2,688 million and $2,194 million, respectively as of December 31, 1998, and $391 million, $278 million and $3 million, respectively as of December 31, 1997.

  Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plan. A one-percentage-point change in assumed health care cost trend rates would change the accumulated postretirement benefit obligation as of December 31, 1998 by approximately 2%. The effects of this change on the service expense and the interest expense components of the net postretirement benefit expense for 1998 would be 3%.

EMPLOYEE SAVINGS PLANS
The Corporation and certain subsidiaries sponsor various employee savings plans. Total contribution expenses were $85 million, $80 million and $75 million for 1998, 1997 and 1996.
  The Corporation's nonunion domestic employee savings plan uses an Employee Stock Ownership Plan ("ESOP") for employer contributions. External borrowings, guaranteed by the Corporation and reported as debt on the Consolidated Balance Sheet, were used by the ESOP to fund a portion of its purchase of ESOP Stock from the Corporation. Each share of ESOP Stock is convertible into two shares of Common Stock, has a guaranteed value of $65, a $4.80 annual dividend and is redeemable at any time for $65.48 per share. Upon notice of redemption by the Corporation, the Trustee has the right to convert the ESOP Stock into Common Stock. Because of its guaranteed value, the ESOP Stock is classified outside of permanent equity.
  Shares of ESOP Stock are committed to employees at fair value on the date earned. The ESOP Stock's cash dividends are used for debt service payments. Participants receive shares in lieu of the cash dividends. As debt service payments are made, ESOP Stock is released from an unreleased shares account. If share releases do not meet share commitments, the Corporation will contribute additional ESOP Stock, Common Stock or cash. At December 31, 1998, 6.9 million shares had been committed to employees, leaving 5.7 million shares in the ESOP Trust, with an approximate fair value of $1,256 million based on equivalent common shares.
  Upon withdrawal, shares of the ESOP Stock must be converted into the Corporation's Common Stock or, if the value of the Common Stock is less than the guaranteed value of the ESOP Stock, the Corporation must repurchase the shares at their guaranteed value.

LONG-TERM INCENTIVE PLANS
The Corporation has long-term incentive plans authorizing various types of market and performance based incentive awards, which may be granted to officers and employees. The 1989 Long-Term Incentive Plan provides for the annual grant of awards in an amount not to exceed 2% of the aggregate shares of Common Stock, treasury shares and potentially dilutive common shares for the preceding year. The 1995 Special Retention and Stock Appreciation Program Plan permits up to 2 million award units to be granted in any calendar year. In addition, up to 1 million options on Common Stock may be granted annually under the Corporation's Employee Stock Option Plan. The exercise price of stock options, set at the time of the grant, is not less than the fair market value per share at the date of grant. Options have a term of ten years and generally vest after three years.
  In February 1997, the Corporation granted a key group of senior executives 850,000 stock options under the 1989 Plan. The grant price of $75.875 represents the market value per share at the date of grant. The options become exercisable at the earlier of the closing stock price of the Corporation's Common Stock averaging $125 or higher for thirty consecutive trading days or nine years.

  A summary of the transactions under all plans for the three years ended December 31, 1998 follows:

                                        Stock Options
                                --------------------------               Other
                                                 Average             Incentive
SHARES AND UNITS IN THOUSANDS      Shares          Price          Shares/Units
--------------------------------------------------------------------------------
OUTSTANDING AT:
DECEMBER 31, 1995                  16,069      $   28.65                 2,010
  Granted                           4,392          51.10                    13
  Exercised/earned                 (2,139)         24.09                  (236)
  Canceled                           (242)         39.56                    --
                                 -----------                      --------------
DECEMBER 31, 1996                  18,080          34.49                 1,787
  Granted                           4,723          71.38                    87
  Exercised/earned                 (2,211)         26.70                  (578)
  Canceled                           (565)         59.04                   (33)
                                 -----------                      --------------
DECEMBER 31, 1997                  20,027          43.36                 1,263
  Granted                           4,324          77.85                    26
  Exercised/earned                 (3,354)         29.88                  (275)
  Canceled                           (386)         64.68                    (4)
                                 -----------                      --------------
DECEMBER 31, 1998                  20,611      $   52.40                 1,010

  The Corporation applies APB Opinion 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for its long-term incentive plans. Accordingly, no compensation cost has been recognized for its fixed stock options. The compensation cost that has been recorded for stock-based performance awards was $31 million, $22 million and $45 million for 1998, 1997 and 1996.
  The following table summarizes information about stock options outstanding (in thousands) at December 31, 1998:

                     Options Outstanding             Options Exercisable
---------------------------------------------------------------------------
   Exercise                  Average  Remaining                   Average
      Price       Shares       Price       Term      Shares         Price
---------------------------------------------------------------------------
$20.01-$ 40.00     8,380     $ 30.50       4.85       8,380       $ 30.50
$40.01-$ 60.00     3,691       50.96       7.11         518         51.92
$60.01-$ 80.00     7,532       72.01       8.49         185         71.85
$80.01-$100.00     1,008       93.27       9.42          --            --

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


IN MILLIONS OF DOLLARS (EXCEPT PER SHARE AMOUNTS)         1998          1997        1996
------------------------------------------------------------------------------------------
Net income:
  As reported                                        $   1,255     $   1,072     $   906
  Pro forma                                              1,208         1,042         894

Basic earnings per share:
  As reported                                        $    5.36     $    4.44     $  3.63
  Pro forma                                               5.16          4.31        3.58

Diluted earnings per share:
  As reported                                        $    5.05     $    4.21     $  3.48
  Pro forma                                               4.87          4.09        3.43

  The fair value of each stock  option  grant has been  estimated on the date of
grant  using  the   Black-Scholes   option-pricing   model  with  the  following
weighted-average assumptions:


                                  1998         1997         1996
-------------------------------------------------------------------
Risk-free interest rate           5.4%         6.3%         5.3%
Expected life                  6 years      6 years      6 years
Expected volatility                23%          18%          17%
Expected dividend yield           1.5%         1.8%         2.1%

  The weighted-average grant date fair values of options granted during 1998, 1997 and 1996 were $22.65, $18.56 and $11.91.

NOTE 11
1998 COST REDUCTION EFFORTS
During 1998, the Corporation recorded pre-tax charges totaling $330 million related to ongoing efforts to reduce costs in response to an increasingly competitive business environment. Charges were recorded in each of the Corporation's business segments, with the majority relating to the Pratt & Whitney, Otis and Carrier operations. The amounts were primarily recorded in cost of sales and relate to workforce reductions of approximately 8,000 employees, plant closings and charges associated with asset impairments. Approximately 3,900 employees were terminated by the end of 1998. The remaining terminations and plant closings are planned to be completed by December 31, 1999.
  The following table summarizes the costs associated with these actions:

                            Severance      Other      Asset
                          and Related       Exit     Write-
IN MILLIONS OF DOLLARS          Costs      Costs      Downs      Total
------------------------------------------------------------------------
1998 Charges                    $ 271        $ 7        $52      $ 330
Utilized in 1998                  146          1         52        199
                          ----------------------------------------------
Remaining                       $ 125        $ 6        $--      $ 131
                          ----------------------------------------------

  In 1997 and 1996, the Corporation recorded charges which were similar in nature to those noted above. However, the amounts were not material and the related actions have been substantially completed.

NOTE 12
FOREIGN EXCHANGE
The Corporation conducts business in many different currencies and, accordingly, is subject to the inherent risks associated with foreign exchange rate movements. The financial position and results of operations of substantially all of the Corporation's foreign subsidiaries are measured using the local currency as the functional currency. The aggregate effects of translating the balance sheets of these subsidiaries are deferred as a separate component of shareowners' equity. The Corporation had foreign currency net assets in more than forty currencies, aggregating $1.7 billion and $1.4 billion at December 31, 1998 and 1997, including Canadian dollar net assets of $259 million and $420 million, respectively. The Corporation's net assets in the Asia Pacific region were $499 million and $441 million at December 31, 1998 and 1997.
  Foreign  currency  commitment  and  transaction  exposures  are managed at the operating unit level as an integral part of the business. Residual exposures that cannot be offset to an insignificant amount are hedged. These hedges are initiated by the operating units, with execution coordinated on a corporate-wide basis, and are scheduled to mature coincident with the timing of the underlying foreign currency commitments and transactions. Hedged items include foreign-currency-denominated receivables and payables on the balance sheet, and commitments for purchases and sales.
  At December 31, the Corporation had the following amounts related to foreign exchange contracts hedging foreign currency transactions and firm commitments:


IN MILLIONS OF DOLLARS                   1998       1997
----------------------------------------------------------
Notional amount:
  Buy contracts                        $1,694     $1,710
  Sell contracts                        1,042      1,062
                                     ---------------------

Gains and losses explicitly deferred
  as a result of hedging firm
  commitments:
   Gains deferred                      $    6     $   12
   Losses deferred                        (83)       (68)
                                     ---------------------
                                       $  (77)    $  (56)
                                     ---------------------

  The deferred gains and losses are expected to be recognized in earnings over the next three years along with the offsetting gains and losses on the underlying commitments.

NOTE 13
FINANCIAL INSTRUMENTS
The Corporation operates internationally and, in the normal course of business, is exposed to fluctuations in interest rates and currency values. These fluctuations can increase the costs of financing, investing and operating the business. The Corporation manages its transaction risks to acceptable limits through the use of derivatives to create offsetting positions in foreign currency markets. The Corporation views derivative financial instruments as risk management tools and is not party to any leveraged derivatives.
  The notional amounts of derivative contracts do not represent the amounts exchanged by the parties, and thus are not a measure of the exposure of the Corporation through its use of derivatives. The amounts exchanged by the parties are normally based on the notional amounts and other terms of the derivatives, which relate to exchange rates. The value of derivatives is derived from those underlying parameters and changes in the relevant rates.
  By nature, all financial instruments involve market and credit risk. The Corporation enters into derivative financial instruments with major investment grade financial institutions. The Corporation has policies to monitor its credit risks of counterparties to derivative financial instruments. Pursuant to these policies, the Corporation periodically determines the fair value of its derivative instruments in order to identify its credit exposure. The Corporation diversifies the counterparties used as a means to limit counterparty exposure and concentration of risk. Credit risk is assessed prior to entering into transactions and periodically thereafter. The Corporation does not anticipate nonperformance by any of these counterparties.
  The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. Significant differences can arise between the fair value and carrying amount of financial instruments at historic cost.
  The carrying amounts and fair values of financial instruments are as follows:

                               DECEMBER 31, 1998     DECEMBER 31, 1997
                              Carrying       Fair   Carrying       Fair
IN MILLIONS OF DOLLARS          Amount      Value     Amount      Value
------------------------------------------------------------------------
Financial assets:
  Long-term receivables         $   60     $   59     $   86     $   84
  Customer financing notes         311        304        117        117
Financial liabilities:
  Short-term borrowings            512        512        189        189
  Long-term debt                 1,425      1,676      1,087      1,260
Foreign exchange contracts:
  In a receivable position          16         21         18         17
  In a payable position            105         96         96         68

  The following methods and assumptions were used to estimate the fair value of financial instruments:

CASH, CASH EQUIVALENTS AND SHORT-TERM BORROWINGS
The carrying amount approximates fair value because of the short maturity of those instruments.

LONG-TERM RECEIVABLES AND CUSTOMER FINANCING NOTES
The fair values are based on quoted market prices for those or similar instruments. When quoted market prices are not available, an approximation of fair value is based upon projected cash flows discounted at an estimated current market rate of interest.

DEBT
The fair values are estimated based on the quoted market prices for the same or similar issues or on the current rates offered to the Corporation for debt of the same remaining maturities.

FOREIGN EXCHANGE CONTRACTS
The fair values are estimated based on the amount that the Corporation would receive or pay to terminate the agreements at the reporting date.

FINANCING COMMITMENTS
The Corporation had outstanding financing commitments totaling $1,420 million at December 31, 1998. Risks associated with changes in interest rates are negated by the fact that interest rates are variable during the commitment term and are set at the date of funding based on current market conditions, the fair value of the underlying collateral and the credit worthiness of the customers. As a result, the fair value of these financings is expected to equal the amounts funded. The fair value of the commitment itself is not readily determinable and is not considered significant. Additional information pertaining to these commitments is included in Note 4.

NOTE 14
COMMITMENTS AND CONTINGENT LIABILITIES
LEASES
The  Corporation   occupies  space  and  uses  certain   equipment  under  lease
arrangements.   Rental   commitments  at  December  31,  1998  under   long-term
noncancelable operating leases are as follows:

IN MILLIONS OF DOLLARS
------------------------------------------
1999                                $ 179
2000                                  128
2001                                   92
2002                                   74
2003                                   62
Thereafter                            195
                                 ---------
                                    $ 730
                                 ---------

  Rent expense in 1998, 1997 and 1996 was $252 million, $260 million and $260 million.
  See  Note  4  for  lease  commitments   associated  with  customer   financing
arrangements.

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

OTHER
The Corporation extends performance and operating cost guarantees beyond its normal warranty and service policies for extended periods on some of its products, particularly commercial aircraft engines. Liability under such guarantees is contingent upon future product performance and durability. The Corporation has accrued its estimated liability that may result under these guarantees.
  The Corporation also has other commitments and contingent liabilities related to legal proceedings and matters arising out of the normal course of business.

  The Corporation has accrued for environmental investigatory, remediation, operating and maintenance costs, performance guarantees and other litigation and claims based on management's estimate of the probable outcome of these matters. While it is possible that the outcome of these matters may differ from the recorded liability, management believes that resolution of these matters will not have a material impact on the Corporation's financial position, results of operations or cash flows.

NOTE 15
SEGMENT FINANCIAL DATA
The Corporation and its subsidiaries design, develop, manufacture, sell and provide service on products, classified in five principal operating segments. The Corporation's operating segments were generally determined on the basis of separate operating companies, each with general operating autonomy over diversified products and services.
  Otis products include elevators and escalators, service, maintenance and spare parts sold to a diversified international customer base in commercial real estate development.
  Carrier products include heating, ventilating and air conditioning systems and equipment, transport and commercial refrigeration equipment and service for a diversified international customer base principally in commercial and residential real estate development.
  UT Automotive products include electrical distribution systems, electromechanical and hydraulic devices, electric motors, car and truck interior trim components, steering wheels (through October 1996), instrument panels and other products for the automotive industry principally in North America and Europe.
  Pratt & Whitney products include aircraft engines and spare parts sold to a diversified customer base including international and domestic commercial airlines and aircraft leasing companies, aircraft manufacturers, regional and commuter airlines, and U.S. and non-U.S. governments. Pratt & Whitney also provides product support and a full range of overhaul, repair and fleet management services and produces land based power generation equipment which is used for electrical power generation and other applications.
  The Flight Systems segment includes Sikorsky Aircraft and Hamilton Standard. Sikorsky Aircraft products include helicopters and spare parts sold primarily to U.S. and non-U.S. governments. Hamilton Standard products include environmental, flight and fuel control systems and propellers sold primarily to U.S. and non-U.S. governments, aerospace and defense prime contractors, and airframe and jet engine manufacturers.
  Operating segment and geographic data include the results of all majority-owned subsidiaries, consistent with the management reporting of these businesses. For certain of these subsidiaries, minority shareholders have rights which, under the provisions of EITF 96-16, overcome the presumption of consolidation. In the Corporation's consolidated results, these subsidiaries are accounted for using the equity method of accounting. Adjustments to reconcile segment reporting to consolidated results are included in "Eliminations and other", which also includes certain small subsidiaries.

Operating segment information for the years ended December 31 follows:


OPERATING SEGMENTS
                                                                           Total Revenues                  Operating Profits
IN MILLIONS OF DOLLARS                                               1998       1997       1996       1998       1997        1996
-----------------------------------------------------------------------------------------------------------------------------------
Otis                                                             $  5,572   $  5,548   $  5,595   $    533   $    465    $    524
Carrier                                                             6,922      6,056      5,958        495        458         422
UT Automotive                                                       2,962      2,987      3,233        169        173         196
Pratt & Whitney                                                     7,876      7,402      6,201      1,024        816         637
Flight Systems                                                      2,891      2,804      2,596        287        301         244
                                                               --------------------------------------------------------------------
Total segment                                                    $ 26,223   $ 24,797   $ 23,583   $  2,508   $  2,213    $  2,023
Eliminations and other                                               (508)      (575)      (532)       (98)       (64)       (117)
General corporate expenses                                             --         --         --       (243)      (222)       (188)
                                                               --------------------------------------------------------------------
Consolidated                                                     $ 25,715   $ 24,222   $ 23,051   $  2,167   $  1,927    $  1,718
                                                               ---------------------------------
Interest expense                                                                                      (204)      (191)       (217)
                                                                                                -----------------------------------
Consolidated income before income taxes and minority interests                                    $  1,963   $  1,736    $  1,501
                                                                                                -----------------------------------


                                                                                                          Depreciation and
                                                                        Capital Expenditures                 Amortization
IN MILLIONS OF DOLLARS                                               1998       1997       1996       1998       1997        1996
-----------------------------------------------------------------------------------------------------------------------------------
Otis                                                                $  93      $ 143      $ 132      $ 139      $ 134       $ 116
Carrier                                                               190        143        169        184        148         145
UT Automotive                                                         195        163        138        126        128         128
Pratt & Whitney                                                       254        285        248        278        286         296
Flight Systems                                                        105         91         84        118        118         121
                                                                 ------------------------------------------------------------------
Total segment                                                       $ 837      $ 825      $ 771      $ 845      $ 814       $ 806
Eliminations and other                                                 29         (6)        (1)         9         20          35
                                                                 ------------------------------------------------------------------
Consolidated                                                        $ 866      $ 819      $ 770      $ 854      $ 834       $ 841
                                                                -------------------------------------------------------------------


SEGMENT REVENUES AND OPERATING PROFIT
Total revenues by operating segment include intersegment sales, which are generally made at prices approximating those that the selling entity is able to obtain on external sales. Operating profits by segment includes income before interest expense, income taxes and minority interest.


GEOGRAPHIC AREAS

                                      External Revenues                   Operating Profits                  Long-Lived Assets
IN MILLIONS OF DOLLARS          1998        1997        1996        1998        1997       1996        1998        1997       1996
------------------------------------------------------------------------------------------------------------------------------------
United States operations    $ 15,763    $ 14,510    $ 13,360    $  1,396    $  1,192   $    980    $  3,688    $  3,120   $  2,911
International operations:
  Europe                       5,240       4,788       4,800         607         453        461         993         913        950
  Asia Pacific                 2,508       2,952       3,042         150         225        272         778         511        573
  Other                        2,559       2,380       2,238         355         343        310         561         593        495
Eliminations and other          (355)       (408)       (389)       (341)       (286)      (305)         (5)        (27)        (3)
                          ----------------------------------------------------------------------------------------------------------
Consolidated                $ 25,715    $ 24,222    $ 23,051    $  2,167    $  1,927   $  1,718    $  6,015    $  5,110   $  4,926
                          ----------------------------------------------------------------------------------------------------------

GEOGRAPHIC EXTERNAL REVENUES AND OPERATING PROFIT
Geographic external revenues and operating profits are attributed to the geographic regions based on their location of origin. United States external revenues include export sales to commercial customers outside the U.S. and sales to the U.S. Government, commercial and affiliated customers, which are known to be for resale to customers outside the U.S.

Revenues from United States operations include export sales as follows:


IN MILLIONS OF DOLLARS               1998        1997        1996
-------------------------------------------------------------------
Europe                            $ 1,030      $  944      $  854
Asia Pacific                        1,916       1,862       1,478
Other                               1,364       1,216         792
                                -----------------------------------
                                  $ 4,310      $4,022      $3,124
                                -----------------------------------


GEOGRAPHIC LONG-LIVED ASSETS
Long-lived assets include net fixed assets and net goodwill, which can be attributed to the specific geographic regions.


MAJOR CUSTOMERS
Revenues include sales under prime contracts and subcontracts to the U.S. Government, primarily related to Pratt & Whitney and Flight Systems products, as follows:


IN MILLIONS OF DOLLARS               1998        1997        1996
-------------------------------------------------------------------
Pratt & Whitney                    $1,941      $1,935      $1,857
Flight Systems                      1,273       1,317       1,471


  Sales to Ford Motor Company, UT Automotive's largest customer, comprised approximately 33%, 38% and 38% of UT Automotive's revenues in 1998, 1997 and 1996, respectively.


SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

                                                                          QUARTER ENDED
IN MILLIONS OF DOLLARS (EXCEPT PER SHARE AMOUNTS)         March 31     June 30    September 30     December 31
----------------------------------------------------------------------------------------------------------------
1998
Sales                                                       $5,936      $6,587          $6,341          $6,823
Gross margin                                                 1,393       1,674           1,632           1,712
Net income                                                     260         360             348             287
Earnings per share of Common Stock:
  Basic                                                     $ 1.10      $ 1.54          $ 1.50          $ 1.23
  Diluted                                                   $ 1.04      $ 1.44          $ 1.41          $ 1.16

1997
Sales                                                       $5,768      $6,264          $5,825          $6,132
Gross margin                                                 1,320       1,492           1,420           1,469
Net income                                                     224         304             300             244
Earnings per share of Common Stock:
  Basic                                                     $  .91      $ 1.26          $ 1.25          $ 1.02
  Diluted                                                   $  .87      $ 1.19          $ 1.18          $  .97

Restated to reflect application of EITF 96-16.



COMPARATIVE STOCK DATA

                                                              1998                                   1997
COMMON STOCK                                  High             Low      Dividend         High         Low     Dividend
------------------------------------------------------------------------------------------------------------------------
First Quarter                                 93 15/16        67            $.31        79 1/2       65 1/8       $.31
Second Quarter                               100 1/8          84 1/16       $.36        87 3/4       70 1/4       $.31
Third Quarter                                 99 1/8          71 3/4        $.36        88 15/16     76 3/4       $.31
Fourth Quarter                               112 1/2          72            $.36        81 13/16     66 3/4       $.31

The Corporation's Common Stock is listed on the New York Stock Exchange. The high and low prices are based on the Composite Tape of the New York Stock Exchange. There were approximately 22,000 common shareowners of record at December 31, 1998.
                                                                              25