Form 10-K, Exhibit 13
period 1999-12-31
UNITED TECHNOLOGIES CORP /DE/
filed 2000-02-14
CIK 101829

                                                                    EXHIBIT 13


                                                           FIVE YEAR
                                                            SUMMARY

IN MILLIONS OF DOLLARS, EXCEPT PER SHARE AND EMPLOYEE AMOUNTS             1999        1998        1997        1996        1995
------------------------------------------------------------------------------------------------------------------------------
For the year
Revenues                                                              $ 24,127    $ 22,809    $ 21,288    $ 19,872    $ 19,418
Research and development                                                 1,292       1,168       1,069       1,014         865
Income from continuing operations                                          841       1,157         962         788         651
Net income                                                               1,531       1,255       1,072         906         750
Earnings per share:
  Basic:
    Continuing operations                                                 1.74        2.47        1.98        1.57        1.27
    Net earnings                                                          3.22        2.68        2.22        1.81        1.47
  Diluted:
    Continuing operations                                                 1.65        2.33        1.89        1.51        1.24
    Net earnings                                                          3.01        2.53        2.10        1.74        1.43
Cash dividends per common share                                            .76        .695         .62         .55       .5125
Average number of shares of Common Stock outstanding:
  Basic                                                                  465.6       455.5       468.9       482.9       491.3
  Diluted                                                                506.7       494.8       507.1       517.2       519.0
Return on average common shareowners' equity, after tax                  24.6%       28.6%       24.5%       21.1%       18.6%

At year end
Working capital, excluding net investment in discontinued operation   $  1,412    $  1,359    $  1,712    $  2,168    $  2,065
Total assets                                                            24,366      17,768      15,697      15,566      14,819
Long-term debt, including current portion                                3,419       1,669       1,389       1,506       1,713
Total debt                                                               4,321       2,173       1,567       1,709       1,975
  Debt to total capitalization                                             38%         33%         28%         28%         33%
Net debt (total debt less cash)                                          3,364       1,623         912         711       1,229
  Net debt to total capitalization                                         32%         27%         18%         14%         23%
ESOP Preferred Stock, net                                                  449         456         450         434         398
Shareowners' equity                                                      7,117       4,378       4,073       4,306       4,021
------------------------------------------------------------------------------------------------------------------------------
Number of employees - continuing operations                            148,300     134,400     130,400     123,800     119,800


                                                         UNITED TECHNOLOGIES   1

                                  MANAGEMENT'S
                             DISCUSSION AND ANALYSIS

Management's Discussion and Analysis of Results of
Operations and Financial Position

The Corporation's operations are classified into four operating segments. Carrier and Otis serve customers in the commercial property and residential housing industries. Pratt & Whitney and the Flight Systems segment serve commercial and government customers in the aerospace industry. The Flight Systems segment includes the former Hamilton Standard division and the former Sundstrand Corporation ("Sundstrand"), collectively known as Hamilton Sundstrand, and Sikorsky Aircraft. The Corporation's segment operating results are discussed in the Segment Review and Note 15 of the Notes to Consolidated Financial Statements.

Business Environment

As worldwide businesses, the Corporation's operations are affected by global and regional economic factors. However, the diversity of the Corporation's businesses and global market presence have helped limit the impact of any one industry or the economy of any single country on the consolidated results.

      Revenues from outside the U.S., including U.S. export sales, in dollars and as a percentage of total segment revenues, are as follows:

IN MILLIONS OF DOLLARS        1999      1998      1997    1999     1998     1997
--------------------------------------------------------------------------------

Europe                     $ 4,433   $ 4,252   $ 3,857     18%      18%      18%
Asia Pacific                 2,615     2,487     2,943     11%      11%      13%
Other                        2,472     2,517     2,348     10%      11%      11%
U.S. Exports                 3,642     4,097     3,840     15%      17%      18%
--------------------------------------------------------------------------------
International
  Segment Revenues         $13,162   $13,353   $12,988     54%      57%      60%
================================================================================

      The deterioration of economic conditions in Asia appears to have subsided. The countries involved in the 1997 Asian economic collapse are now beginning to experience positive economic growth. Overall, however, growth is proceeding at a slower pace than experienced before the 1997 crisis and production levels in several countries are below their pre-crisis output. Credit availability is less restrictive than experienced immediately following the crisis, but slower growth is resulting in lower demand for construction. Management believes the long-term economic growth prospects of the region remain intact and, consequently, the Corporation's Asian investment strategy continues to focus on the long-term infrastructure requirements of the region.

      As part of its globalization strategy, the Corporation has invested in businesses in other markets, including the People's Republic of China, the former Soviet Union, Brazil and South Korea, which carry higher levels of currency, political and economic risk. At December 31, 1999, the Corporation's net investment in any one of these countries was less than 5% of consolidated equity.

      In early 1999, the Brazilian Real devalued significantly, negatively impacting the translation of Real denominated operating results into U.S. dollars and contributing to a slowing of regional economic activity.

OTIS is the world's largest elevator and escalator manufacturing, installation and service company. Otis is impacted by global and regional economic factors, particularly fluctuations in commercial construction, which affect new equipment installations, and labor costs, which can impact service and maintenance margins on installed elevators and escalators. In 1999, 78% of Otis' revenues were generated outside the U.S. Accordingly, changes in foreign currency exchange rates can significantly affect the translation of Otis' operating results into U.S. dollars for financial reporting purposes.

      During 1999, U.S. office building construction starts remained strong with commercial vacancy rates at some of the lowest levels of the decade. In Europe, Otis' new equipment activity increased along with a growing base of service business. Otis maintains a significant presence in the Asia Pacific region where construction activity remained weak, though conditions have improved since 1998.

CARRIER is the world's largest manufacturer of commercial and residential heating, ventilating and air conditioning ("HVAC") systems and equipment. Carrier also produces transport and commercial refrigeration equipment and provides after-market service and components for both the HVAC and refrigeration industries. During 1999, 48% of Carrier's revenues were generated by international operations and U.S. exports. Carrier's results are impacted by a number of external factors including commercial and residential construction activity worldwide, regional economic and weather conditions and changes in foreign currency exchange rates.

      U.S. residential housing and commercial construction starts increased in 1999 compared to 1998. European construction activity increased in 1999 while construction activity in Asia remained weak.

PRATT & WHITNEY and the FLIGHT SYSTEMS segment produce commercial and government aerospace products, and government defense products.

      The financial performance of those segments is directly tied to the aviation industry. Pratt & Whitney is a major supplier of commercial, general aviation and military aircraft engines, along with spare parts, product support and a full range of overhaul, repair and fleet management services. The Flight Systems segment provides power generation, distribution and management systems; environmental, flight and fuel control systems; propellers for commercial and military aircraft; and space life support systems through Hamilton Sundstrand, and commercial and military helicopters, along with after-market products and services, through Sikorsky Aircraft.

Commercial Aerospace

Worldwide airline profits, traffic growth and load factors have been reliable indicators for new aircraft and after-market orders. During 1999, some airline earnings were adversely impacted by rising fuel prices and higher labor costs, among other factors. This erosion in earnings has resulted in a decrease in new orders for aerospace products. The impact of a continued slowdown in the aviation industry will likely result in lower manufacturing volumes and after-market orders in the near term.

      Over the past several years, Pratt & Whitney's mix of large commercial engine shipments has shifted to newer, higher thrust engines for wide-bodied aircraft in a market which is very price and product competitive. However, during 1998, to diversify its product base, Pratt & Whitney launched the PW6000 engine, a 16,000 to 24,000 pound-thrust engine designed specifically for the short-to-medium haul, 90 to 130 passenger, narrow-bodied aircraft market. This new engine was


2   UNITED TECHNOLOGIES
chosen by Airbus to power its new 100 passenger A318 aircraft, which is currently under development. The PW6000 engine is expected to enter service in 2002.

      Other areas of focus for Pratt & Whitney are the follow-on spare parts sales for engines in service and the overhaul and maintenance after-market business. Spare parts sales trends are impacted by many factors, including usage, pricing, regulatory changes and retirement of older aircraft. The after-market business is being impacted by technological improvements to newer generation engines that increase reliability and by the increased presence of engine manufacturers in the overhaul and maintenance business. Pratt & Whitney continued to build its after-market business in 1999 with four acquisitions, including the acquisition of Cade Industries.

      Hamilton Sundstrand continues to concentrate its commercial business on nose-to-tail systems and support for its aircraft manufacturing customers. As those customers have reduced supplier bases and sought lower cost packages, Hamilton Sundstrand has focused on developing new product offerings, acquiring businesses with complimentary products and expanding its customer and after-market business.

      The growth in the general aviation market is closely tied to the overall health of the economy and is correlated to corporate profits. While there continues to be backlog in the general aviation market, prospects for growth in this market will likely be contingent on future corporate earnings strength.

Government Business

During 1999, the Corporation's sales to the U.S. Government were $3,342 million or 14% of total sales, compared with $3,264 million or 14% of total sales in 1998 and $3,311 million or 16% of total sales in 1997.

      The defense portion of the Corporation's aerospace businesses continues to respond to a changing global political environment. The U.S. defense industry continues to downsize and consolidate in response to continued pressure on U.S. and global defense spending. Customers, both U.S. and global, have ongoing efforts to review and reprioritize research and procurement initiatives.

      Sikorsky is the primary supplier of transport helicopters to the U.S. Army. Sikorsky will continue to supply Black Hawk helicopters and derivatives thereof to the U.S. and foreign governments under contracts extending into 2002. A Sikorsky-Boeing joint venture is also under contract with the U.S. Army to develop prototypes, flight test and field test Comanche helicopters, the U.S. Army's 21st century combat helicopter. The first two prototype aircraft are currently undergoing flight testing.

      The significant decrease in the U.S. defense procurement of helicopters in recent years has resulted in overcapacity among U.S. helicopter manufacturers. Sikorsky is responding by lowering its cost structure, improving its existing products, concentrating on increasing its after-market and foreign government sales and developing new products. In addition to the Comanche, Sikorsky is leading an international team in developing the S-92, a large cabin derivative of the Black Hawk family, for the commercial and military markets. This aircraft made its first flight in December 1998 and two test aircraft are currently being flown.

      Pratt & Whitney engines have been selected to power two of the primary U.S. Air Force programs of the future: the C-17 airlifter (F117 engine), which is currently in production, and the F-22 fighter (F119 engine), which is currently being developed. Derivatives of Pratt & Whitney's F119 engine were chosen to provide power for the Joint Strike Fighter demonstration aircraft. The Joint Strike Fighter program is intended to lead to the development of a single aircraft, with two configurations, to satisfy future requirements of the U.S. Navy, Air Force and Marine Corps and the United Kingdom Royal Navy. In addition, Pratt & Whitney continues to deliver F100 engines and military spare parts to both U.S. and foreign governments. Over time, the mix of Pratt & Whitney's business is expected to shift from the F100 engine to the F119 engine.

      Hamilton Sundstrand supplies systems for fixed and rotary wing aircraft used in military applications that are incorporated into current production aircraft. Hamilton Sundstrand's military businesses have been negatively impacted by reductions in U.S. defense procurement and delays of foreign military programs.

Results of Continuing Operations

IN MILLIONS OF DOLLARS                        1999           1998           1997
--------------------------------------------------------------------------------
Sales                                      $23,844        $22,787        $21,062
Financing revenues and
  other income, net                            283             22            226
--------------------------------------------------------------------------------
Revenues                                   $24,127        $22,809        $21,288
================================================================================

Consolidated revenues increased 6% in 1999 and 7% in 1998. The revenue growth in 1999 was primarily due to an increase in revenues at Carrier and Otis and the acquisition of Sundstrand in the Flight Systems segment, which more than offset a decrease at Pratt & Whitney. Excluding the unfavorable impact of foreign currency translation, consolidated revenues increased by 7% in 1999 and 9% in 1998.

      Financing revenues and other income, net, increased $261 million in 1999 and decreased $204 million in 1998. The fluctuations were primarily related to 1998 costs associated with Pratt & Whitney's repurchases of participant interests in commercial engine programs, partially offset by the favorable settlement of a contract dispute with the U.S. Government.

IN MILLIONS OF DOLLARS                       1999           1998           1997
-------------------------------------------------------------------------------
Cost of sales                             $18,185        $16,897        $15,846
Gross margin percent                        23.7%          25.8%          24.8%

      Gross margin as a percentage of sales decreased 2.1 percentage points in 1999 and increased 1 percentage point in 1998. The 1999 decrease was primarily related to restructuring and other charges of $865 million recorded in cost of sales (3.6 percentage point decrease), while the 1998 increase was primarily due to improved margin percentages at Pratt & Whitney. Cost of sales and gross margin will continue to be impacted in 2000, though to a lesser extent, by additional costs associated with the 1999 restructuring actions that were not accruable in 1999.

IN MILLIONS OF DOLLARS                         1999          1998          1997
-------------------------------------------------------------------------------
Research and development                     $1,292        $1,168        $1,069
Percent of sales                               5.4%          5.1%          5.1%

      Research and development spending increased $124 million (11%) in 1999 and $99 million (9%) in 1998. The 1999 increase related principally to the acquisition of Sundstrand and increases at Pratt & Whitney for product development and aircraft systems integration. The 1998 increase related primarily to increases at Pratt & Whitney. Research and development expenses in 2000 are expected to remain at approximately 5% of sales.


                                                         UNITED TECHNOLOGIES   3

IN MILLIONS OF DOLLARS                             1999        1998        1997
-------------------------------------------------------------------------------
Selling, general and administrative              $3,133      $2,737      $2,611
Percent of sales                                  13.1%       12.0%       12.4%

      Selling, general and administrative expenses as a percentage of sales increased 1.1 percentage points in 1999 and decreased four-tenths of a percentage point in 1998. The 1999 increase was primarily due to restructuring and other charges of $151 million (six-tenths of a percentage point increase) and the impact of acquisitions, primarily Sundstrand. The 1998 decrease was primarily due to a decrease at Otis.

IN MILLIONS OF DOLLARS                          1999          1998          1997
--------------------------------------------------------------------------------
Interest expense                               $ 260         $ 197         $ 188

      Interest expense increased 32% in 1999 due to increased short-term borrowing levels and the issuance of $400 million of 6.5% notes in May 1999, $1 billion of 6.4% to 7.5% notes in September 1999 and $325 million of 6.625% notes in November 1999. Interest expense in 1998 increased 5% due to increased short-term borrowing needs and the issuance of $400 million of 6.7% notes in August 1998. Interest expense is expected to increase in the future given the increased levels of debt.

                                                   1999        1998        1997
-------------------------------------------------------------------------------
Average interest rate:
  Short-term borrowings                            8.7%       10.4%       11.9%
  Total debt                                       7.7%        8.3%        8.3%

      The average interest rate, for the year, on short-term borrowings exceeded that of total debt due to higher short-term borrowing rates in certain foreign operations.

      The weighted-average interest rate applicable to debt outstanding at December 31, 1999 was 7.5% for short-term borrowings and 7.2% for total debt.

                                                 1999         1998         1997
-------------------------------------------------------------------------------
Effective income tax rate                       25.9%        31.4%        32.7%

      The Corporation has continued to reduce its effective income tax rate by implementing tax reduction strategies. The 1999 effective tax rate includes the impact of the Corporation's 1999 restructuring actions. Excluding restructuring, the 1999 effective tax rate was 30.9%.

      The future tax benefit arising from net deductible temporary differences is $2,436 million and relates to expenses recognized for financial reporting purposes which will result in tax deductions over varying future periods. Management believes that the Corporation's earnings during the periods when the temporary differences become deductible will be sufficient to realize those future income tax benefits.

      While some tax credit and loss carryforwards have no expiration date, certain foreign and state tax loss carryforwards arise in a number of different tax jurisdictions with expiration dates beginning in 2000. For those jurisdictions where the expiration date or the projected operating results indicate that realization is not likely, a valuation allowance has been provided.

      The Corporation believes, based upon a review of prior period income tax returns, it is entitled to income tax refunds for prior periods. The Internal Revenue Service reviews these potential refunds as part of the examination of the Corporation's income tax returns and the impact on the Corporation's liability for income taxes for these years cannot presently be determined.

                                    Effective
                                    Tax Rate

   [The following table was depicted as a bar chart in the printed material.]

                            1999        1998        1997        1996        1995

PERCENT                     25.9        31.4        32.7        32.6        33.5

Net income:
      Increased 22% or $276 million from 1998 to 1999.
      Increased 17% or $183 million from 1997 to 1998.

Stock Split

On April 30, 1999, the Corporation announced a two-for-one stock split paid in the form of a stock dividend to shareowners of record at the close of business on May 7, 1999. All common share and per share amounts reflect the stock split.

Acquisitions of Businesses

During 1999, the Corporation invested approximately $6.3 billion, including debt assumed, in acquisitions of businesses. In June 1999, the Corporation completed its acquisition of Sundstrand Corporation, a global producer of aerospace and industrial products, for approximately $4.3 billion. Other significant 1999 acquisition activity included:

      o Carrier's acquisition of International Comfort Products, a North American manufacturer and marketer of heating and air conditioning equipment

      o Carrier's global strategic alliance with Toshiba Corporation, a Japanese producer of residential and light commercial air conditioning, ventilation and refrigeration equipment, and compressors

      o Otis' acquisition, through LG Otis Elevator, of LG Industrial Systems' Building Facilities Group, a South Korean based company that manufactures, sells, installs and maintains elevators, escalators and related equipment

      o Pratt & Whitney's purchase of Cade Industries, a North American aerospace composite component and engine test cell manufacturer and service provider.

      For additional discussion of 1999 acquisitions, see Liquidity and Financing Commitments and Note 2 of the Notes to Consolidated Financial Statements.

Dispositions of Businesses

In May 1999, the Corporation sold its UT Automotive unit to Lear Corporation for $2.3 billion, which resulted in an after-tax gain of $650 million. UT Automotive results, through the date of disposition, appear as income from operations of the discontinued UT Automotive unit in the Consolidated Statement of Operations for all years presented.

Restructuring and Other Costs

During 1999, the Corporation's operating segments initiated a variety of actions aimed at further strengthening their future profitability and competitive position. Those actions focused principally on rationalizing manufacturing processes, resulting in the closure of facilities, and improving the overall level of organizational efficiency, including the removal of management layers. Restructuring charges accrued in 1999 were $842 million before income taxes and minority interests and will result in net reductions of approximately 15,000 salary and hourly


4   UNITED TECHNOLOGIES
employees and approximately 8 million square feet of facilities. The charges were associated with severance and related costs, exit and lease termination costs, plant shutdown related asset write-downs and site restoration and other costs. The Corporation also incurred additional charges of $141 million associated with the restructuring actions that were not accruable when the actions were initiated.

      In addition to restructuring, the Corporation undertook other actions associated with product development and aircraft systems integration and non-product purchasing. The total 1999 expenses that resulted from accrued restructuring and related charges and charges associated with these other actions were $1,120 million and were recorded across the Corporation's operating segments as follows:

IN MILLIONS OF DOLLARS
--------------------------------------------------------------------------------
Otis                                                                      $  186
Carrier                                                                      196
Pratt & Whitney                                                              534
Flight Systems                                                               161
Other                                                                         43
--------------------------------------------------------------------------------
                                                                          $1,120
--------------------------------------------------------------------------------

Net cash outflows in 1999 resulting from these actions were $366 million pre-tax. In 2000, the Corporation expects to have additional pre-tax cash outflows of approximately $750 million, to be paid out of normal operations, including up to $300 million of additional costs associated with the 1999 actions that were not accruable when the actions were initiated. The 1999 restructuring and other actions are expected to result in savings that should offset additional costs incurred, resulting in a modest benefit in 2000. Recurring savings, associated primarily with net reduction in workforce and facility closures, are expected to increase over a three-year period to approximately $750 million pre-tax annually, and are expected to be reported primarily as part of cost of sales.

      For additional discussion of restructuring, see Footnote 11 of the Notes to Consolidated Financial Statements.

=====================================================================================================
                                 Revenues             Operating Profits      Operating Profit Margin

IN MILLIONS OF DOLLARS     1999     1998     1997   1999     1998   1997    1999      1998      1997
-----------------------------------------------------------------------------------------------------
Otis                     $5,654   $5,572   $5,548   $493   $  533   $465     8.7%      9.6%      8.4%
Carrier                   7,353    6,922    6,056    459      495    458     6.2%      7.2%      7.6%
Pratt & Whitney           7,674    7,876    7,402    634    1,024    816     8.3%     13.0%     11.0%
Flight Systems            3,810    2,891    2,804    247      287    301     6.5%      9.9%     10.7%
-----------------------------------------------------------------------------------------------------

Segment Review

Operating segment and geographic data include the results of all majority-owned subsidiaries, consistent with the management of these businesses. For certain of these subsidiaries, minority shareholders have rights which overcome the presumption of consolidation. In the Corporation's consolidated results, these subsidiaries are accounted for using the equity method of accounting.

                                   Net Income

   [The following table was depicted as a bar chart in the printed material.]

                              1999        1998        1997       1996       1995

$ MILLIONS                   1,531       1,255       1,072        906        750

1999 Compared to 1998

OTIS revenues increased $82 million (1%) in 1999. Excluding the unfavorable impact of foreign currency translation, 1999 revenues increased 3%, reflecting increases in North American and European operations, partially offset by a decrease in Asia Pacific operations.

      Otis operating profits decreased $40 million (8%) in 1999. Excluding the unfavorable impact of foreign currency translation, 1999 operating profits decreased 6%, due primarily to 1999 restructuring and other charges of $186 million that were in excess of 1998 restructuring charges. Restructuring charges in 1999 were associated with worldwide facility consolidations and workforce reductions. Restructuring charges in 1998 were associated with workforce reductions and the consolidation of manufacturing and engineering facilities. The 1999 charges were partially offset by improved operating performance, particularly in North American operations, which benefited from increased orders and an increase in construction activity, and in Asia Pacific and European operations. Operating profits suffered in Latin American operations, which continued to face pressure from the devaluation of the Real in Brazil. Excluding restructuring in 1999 and 1998, operating profits increased.

CARRIER revenues increased $431 million (6%) in 1999. Excluding the unfavorable impact of foreign currency translation, 1999 revenues increased 8%. The 1999 increase reflects the positive impact of acquisitions, as well as increases in the North American, European and Refrigeration operations, partially offset by declines in Asia Pacific and Latin American operations.

      Carrier operating profits decreased $36 million (7%) in 1999. Excluding the unfavorable impact of foreign currency translation, 1999 operating profits decreased 1% due to 1999 restructuring and other charges of $196 million, which surpassed those in 1998. The 1999 charges were partially offset by the impact of acquisitions and increased operating performance in most segments, with particularly strong performance in the North American, European and Refrigeration operations. The 1999 and 1998 restructuring charges related to worldwide facility closures and workforce reductions. Excluding restructuring in 1999 and 1998, operating profits increased.

PRATT & WHITNEY revenues decreased $202 million (3%) in 1999. The decrease reflects fewer military and commercial engine shipments and lower commercial spare parts volumes, partially offset by increases in the commercial overhaul and repair business, military after-market and Pratt & Whitney Canada. The 1998 revenues included a favorable settlement of a contract dispute with the U.S. Government and costs to repurchase interests from participants in commercial engine programs.

      Pratt & Whitney operating profits decreased $390 million (38%), primarily reflecting 1999 restructuring and other charges of $534 million that exceeded those in 1998. Lower military and commercial engine and commercial spare parts


                                                         UNITED TECHNOLOGIES   5
volumes and the absence of a nonrecurring 1998 gain were partially offset by higher overhaul and repair and military after-market volume, improved operating profits at Pratt & Whitney Canada and the absence of 1998 costs to repurchase interests from participants in commercial engine programs. The 1999 restructuring and other charges were associated with workforce reductions; consolidation of military engine operations, manufacturing operations and the component repair business; and costs associated with product development and aircraft systems integration. The 1998 restructuring charges related to workforce reductions in the U.S. and Canada.

FLIGHT SYSTEMS revenues increased $919 million (32%) in 1999, reflecting the inclusion of Sundstrand's operations for the second half of 1999, partially offset by the effects of fewer helicopter deliveries at Sikorsky.

      Flight Systems operating profits decreased $40 million (14%) in 1999, due primarily to 1999 restructuring and other charges at Sikorsky and Hamilton Sundstrand of $161 million, which were in excess of charges recorded in 1998, and fewer helicopter deliveries at Sikorsky. These items were partially offset by the inclusion of Sundstrand results for the second half of 1999. The 1999 restructuring charges related to closing facilities, consolidating functions, reducing workforce and rationalizing customer support.

1998 Compared to 1997

OTIS revenues increased $24 million in 1998. Excluding the unfavorable impact of foreign currency translation, 1998 revenues increased 3%, with increases in European, North American and Latin American operations, partially offset by declines in Asia Pacific operations.

      Otis operating profits increased $68 million (15%) in 1998. Excluding the unfavorable impact of foreign currency translation, 1998 operating profits increased 17%. European, North American and Latin American operations improved in 1998, partially offset by declines in Asia Pacific operations and higher charges related to workforce reductions and the consolidation of manufacturing and engineering facilities.

CARRIER revenues increased $866 million (14%) in 1998. Excluding the unfavorable impact of foreign currency translation, 1998 revenues increased 17%, due to the impact of acquisitions, as well as increases in the Refrigeration, North American, European and Latin American operations, partially offset by declines in Asia Pacific operations.

      Carrier operating profits increased $37 million (8%) in 1998. Excluding the unfavorable impact of foreign currency translation, 1998 operating profits increased 11%. The 1998 increase reflects improvements in the Refrigeration, North American, Latin American and European operations and the impact of acquisitions which more than offset declines in Asia Pacific operations. The 1998 results include charges related to workforce reductions and plant closures.

PRATT & WHITNEY revenues increased $474 million (6%) in 1998, reflecting higher after-market revenues, resulting primarily from acquisitions, as well as increased commercial engine shipments and U.S. military development revenues. The 1998 results also reflect the favorable settlement of a contract dispute with the U.S. Government and costs to repurchase interests from participants in commercial engine programs.

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

Liquidity and Financing Commitments

Management assesses the Corporation's liquidity in terms of its overall ability to generate cash to fund its operating and investing activities. Significant factors affecting the management of liquidity are cash flows generated from operating activities, capital expenditures, customer financing requirements, acquisitions, Common Stock repurchases, adequate bank lines of credit and the ability to attract long-term capital with satisfactory terms.

IN MILLIONS OF DOLLARS                             1999        1998        1997
-------------------------------------------------------------------------------
Net cash flows provided by
  operating activities                          $ 2,310     $ 2,314     $ 1,903
Capital expenditures                               (762)       (673)       (658)
(Increase) decrease in customer
  financing assets, net                            (188)       (213)         39
Acquisitions of businesses                       (3,547)     (1,228)       (547)
Repurchase of Common Stock                         (822)       (650)       (849)
Increase (decrease) in total debt                 2,148         606        (142)
Increase in net debt                              1,741         711         201
Net cash flows provided by (used in)
  discontinued operation                          2,159          (9)          2

      Net cash flows provided by operating activities in 1999 were impacted by a $366 million cash outflow related to 1999 restructuring and other actions. Cash flows used in investing activities were $4,411 million during 1999 compared to $2,071 million during 1998, reflecting increased acquisition activity, primarily for the acquisition of Sundstrand. Capital expenditures in 1999 were $762 million, an $89 million increase over 1998. The Corporation expects 2000 capital spending to increase moderately.

      Customer financing activity was a net use of cash of $188 million in 1999, compared to a net use of cash of $213 million in 1998. While the Corporation expects that customer financing activity will be a net use of cash in 2000, actual funding is subject to usage under existing customer financing commitments. At December 31, 1999, the Corporation had financing and rental commitments of $1,228 million related to commercial aircraft, of which as much as $359 million may be required to be disbursed in 2000. The Corporation may also arrange for third-party investors to assume a portion of its commitments. Refer to Note 4 of the Notes to Consolidated Financial Statements for additional discussion of the Corporation's commercial airline industry assets and commitments.

                                    Operating
                                   Cash Flows

   [The following table was depicted as a bar chart in the printed material.]

                                1999       1998       1997       1996       1995

$ BILLIONS                       2.3        2.3        1.9        1.9        1.9


6   UNITED TECHNOLOGIES

      The Corporation invested $6.3 billion in the acquisition of businesses in 1999, consisting of approximately $3.5 billion of cash, $900 million of assumed debt and $1.9 billion of Common Stock issued from treasury. Of that amount, $4.3 billion related to the acquisition of Sundstrand Corporation. The remainder related to other acquisitions, the most significant of which included Carrier's acquisition of International Comfort Products, Carrier's global strategic alliance with Toshiba, Otis' acquisition of the Building Facilities Group of LG Industrial Systems and Pratt & Whitney's purchase of Cade Industries.

                                  Acquisitions

   [The following table was depicted as a bar chart in the printed material.]

                               1999        1998       1997       1996       1995

$ MILLIONS                    3,547       1,228        547        277        179


      The Corporation repurchased $822 million and $650 million of Common Stock during 1999 and 1998, representing 13.2 million and 14.8 million shares, under previously announced share repurchase programs. Share repurchase continues to be a significant use of the Corporation's strong cash flows and has more than offset the dilutive effect resulting from the issuance of stock under stock-based employee benefit programs. In April 1999, the Corporation's Board of Directors doubled the outstanding authorization for the repurchase of the Corporation's Common Stock consistent with their approval in April 1999 of a two-for-one stock split paid in the form of a stock dividend. At December 31, 1999, 24.9 million shares remained available for repurchase under this authorization.

                                      Share
                                   Repurchase

   [The following table was depicted as a bar chart in the printed material.]

                                1999       1998       1997       1996       1995

$ MILLIONS                       822        650        849        459        221


      As described in Note 2 of the Notes to Consolidated Financial Statements, on May 4, 1999, the Corporation sold its UT Automotive unit to Lear Corporation. The discontinued UT Automotive operation and its subsequent sale provided $2,159 million of cash in 1999.

IN MILLIONS OF DOLLARS                                     1999            1998
-------------------------------------------------------------------------------
Cash and cash equivalents                                $  957          $  550
Total debt                                                4,321           2,173
Net debt (total debt less cash)                           3,364           1,623
Shareowners' equity                                       7,117           4,378
Debt to total capitalization                                38%             33%
Net debt to total capitalization                            32%             27%

      At December 31, 1999, the Corporation had credit commitments from banks totaling $1.5 billion under a Revolving Credit Agreement, which serves as back-up for a commercial paper facility. At December 31, 1999, there were no borrowings under the Revolving Credit Agreement. In addition, at December 31, 1999, approximately $1.4 billion was available under short-term lines of credit with local banks at the Corporation's various international subsidiaries.

      As described in Note 8 of the Notes to Consolidated Financial Statements, the Corporation issued a total of $1,725 million of unsubordinated, unsecured, nonconvertible notes in 1999. The proceeds were used to finance a portion of the Sundstrand acquisition and for general corporate purposes, including other acquisitions and repurchases of the Corporation's Common Stock. At December 31, 1999, up to $1 billion of additional medium-term and long-term debt could be issued under a shelf registration statement on file with the Securities and Exchange Commission.

      The Corporation's shareowners' equity is impacted by a variety of factors, including those items that are not reported in earnings but are reported directly in equity, such as foreign currency translation and minimum pension liability adjustments and unrealized holding gains and losses on available-for-sale securities. See the Statement of Changes in Shareowners' Equity for information on such non-shareowners' changes.

      The Corporation believes that existing sources of liquidity are adequate to meet anticipated borrowing needs at comparable risk-based interest rates for the foreseeable future. Management anticipates that, excluding those items that are not reported in earnings but are reported directly in equity, the level of debt to capital will increase moderately in order to satisfy its various cash flow requirements, including acquisition spending and continued share repurchases.

Foreign Currency and Interest Rate Risk Management

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

      The Corporation has a large volume of foreign currency commitment and transaction exposures, and significant foreign currency net asset exposures, that result from its international sales, purchases, investments, borrowings and other transactions. International segment revenues from continuing operations, including U.S. export sales, averaged approximately $13 billion over the last three years. Foreign currency commitment and transaction exposures are managed at the operating unit level as an integral part of the business. Exposures that cannot be naturally offset within the business to an insignificant amount are hedged with foreign currency derivatives. Those hedges are initiated by the operating units, with execution coordinated on a corporate-wide basis, and are scheduled to mature coincident with the timing of the underlying foreign currency commitments and transactions. Currently, the Corporation does not hold any derivative contracts that hedge its foreign currency net asset exposures.

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

      The Corporation has evaluated its exposure to changes in foreign currency exchange and interest rates in its market risk sensitive instruments, which are primarily cash, debt and derivative instruments, using a value at risk analysis. Based on a 95% confidence level and a one-day holding period, at December 31, 1999 and 1998, the potential loss in fair value of the Corporation's market risk sensitive instruments was not material in relation to the Corporation's financial position, results of operations or cash flows. The Corporation's calculated value at risk exposure represents an estimate of reasonably possible net losses based on historical market rates, volatilities and correlations and is not necessarily indicative of actual results.


                                                         UNITED TECHNOLOGIES   7

      Refer to Notes 1, 12 and 13 of the Notes to Consolidated Financial Statements for additional discussion of foreign exchange and financial instruments.

Environmental Matters

The Corporation's operations are subject to environmental regulation by federal, state and local authorities in the United States and regulatory authorities with jurisdiction over its foreign operations. As a result, the Corporation has established, and continually updates, policies relating to environmental standards of performance for its operations worldwide. The Corporation believes that expenditures necessary to comply with the present regulations governing environmental protection will not have a material effect upon its competitive position, financial position, results of operations or cash flows.

      The Corporation has identified approximately 430 locations, mostly in the United States, at which it may have some liability for remediating contamination. The Corporation does not believe that any individual location's exposure will have a material effect on the results of operations of the Corporation. Sites in the investigation or remediation stage represent approximately 98% of the Corporation's recorded liability. The remaining 2% of the recorded liability consists of sites where the Corporation may have some liability but investigation is in the initial stages or has not begun.

      The Corporation has been identified as a potentially responsible party under the Comprehensive Environmental Response Compensation and Liability Act ("CERCLA" or Superfund) at approximately 97 sites. The number of Superfund sites, in and of itself, does not represent a relevant measure of liability because the nature and extent of environmental concerns vary from site to site and the Corporation's share of responsibility varies from sole responsibility to very little responsibility. In estimating its liability for remediation, the Corporation considers its likely proportionate share of the anticipated remediation expense and the ability of other potentially responsible parties to fulfill their obligations.

      At December 31, 1999, the Corporation had $436 million reserved for environmental remediation. Cash outflows for environmental remediation were $36 million in 1999, $36 million in 1998 and $34 million in 1997. The Corporation estimates that ongoing environmental remediation expenditures in each of the next two years will not exceed $50 million.

      Additional discussion of the Corporation's environmental matters is included in Notes 1 and 14 of the Notes to Consolidated Financial Statements.

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

New Accounting Pronouncement

In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," which, as amended, is currently effective January 1, 2001 for the Corporation. Management believes adoption of this standard will not have a material impact on the Corporation's consolidated financial position, results of operations or cash flows.

Year 2000

The Corporation's program to address the Year 2000 issue consisted of the following phases: awareness, assessment, remediation, testing and contingency planning. As of December 31, 1999, all phases were completed. The Corporation did not experience any significant disruption as a result of the Year 2000 issue.

      The Corporation's program was initiated and executed to prevent major interruptions in the business due to Year 2000 problems using both internal and external resources to identify and correct problems and to test for readiness. The external costs of the project, including equipment costs and consultant and software licensing fees, were approximately $100 million. Internal costs, which were primarily payroll related, were approximately $40 million. These costs were funded through operating cash flows with amounts that would normally have been budgeted for the Corporation's information systems and production and facilities equipment. Although the Corporation worked on its Year 2000 readiness efforts for several years, costs incurred prior to 1997 were not separately tracked and are generally not included in the estimate of total costs.

      The Corporation completed its assessment of its Year 2000 risks related to significant relationships with its critical third-party suppliers and customers. Despite these efforts, the Corporation can provide no assurance that all supplier and customer Year 2000 compliance plans were successfully completed in a timely manner, although it is not currently aware of any problems which would significantly impact its operations.

Euro Conversion

On January 1, 1999, the European Economic and Monetary Union (EMU) entered a three-year transition phase during which a common currency, the "euro," was introduced in participating countries. The euro is currently used for wholesale financial transactions and will replace the legacy currencies that will be withdrawn between January 1, 2002 and July 1, 2002. The Corporation has been preparing for the euro since December 1996 and has identified issues and developed implementation plans associated with the conversion, including technical adaptation of information technology and other systems, continuity of long-term contracts, foreign currency considerations, long-term competitive implications of the conversions and the effect on the market risk inherent in financial instruments. These implementation plans are expected to be completed within a timetable that is consistent with the transition phases of the euro.

      Based on its evaluation to date, management believes that the introduction of the euro, including the total costs for the conversion, will not have a material adverse impact on the Corporation's financial position, results of operations or cash flows. However, uncertainty exists as to the effects the euro will have on the marketplace and there is no guarantee that all issues will be foreseen and corrected or that third parties will address the conversion successfully.


8   UNITED TECHNOLOGIES

Cautionary Note Concerning Factors That May Affect Future Results

This Annual Report contains statements which, to the extent they are not statements of historical or present fact, constitute "forward-looking statements" under the securities laws. From time to time, oral or written forward-looking statements may also be included in other materials released to the public. These forward-looking statements are intended to provide management's current expectations or plans for the future operating and financial performance of the Corporation, based on assumptions currently believed to be valid. Forward-looking statements can be identified by the use of words such as "believe," "expect," "plans," "strategy," "prospects," "estimate," "project," "anticipate" and other words of similar meaning in connection with a discussion of future operating or financial performance. These include, among others, statements relating to:

      o     Future earnings and other measurements of financial performance

      o     Future cash flow and uses of cash

      o     The effect of economic downturns or growth in particular regions

      o The effect of changes in the level of activity in particular industries or markets

      o     The scope, nature or impact of acquisition activity

      o     Product developments and new business opportunities

      o     Restructuring costs and savings

      o     The outcome of contingencies

      o     The impact of Year 2000 issues

      o     The transition to the use of the euro as a currency.

      All forward-looking statements involve risks and uncertainties that may cause actual results to differ materially from those expressed or implied in the forward-looking statements. For additional information identifying factors that may cause actual results to vary materially from those stated in the forward-looking statements, see the Corporation's reports on Forms 10-K, 10-Q and 8-K filed with the Securities and Exchange Commission from time to time. The Corporation's Annual Report on Form 10-K for 1999 includes important information as to risk factors in the "Business" section under the headings "Description of Business by Operating Segment" and "Other Matters Relating to the Corporation's Business as a Whole."


                                                         UNITED TECHNOLOGIES   9

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

      The Corporation assessed its internal control system as of December 31, 1999. Based on this assessment, management believes the internal accounting controls in use provide reasonable assurance that the Corporation's assets are safeguarded, that transactions are executed in accordance with management's authorizations, and that the financial records are reliable for the purpose of preparing financial statements.

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


/s/ Karl Krapek

Karl Krapek
President and Chief Operating Officer


/s/ David J. FitzPatrick

David J. FitzPatrick
Senior Vice President and Chief Financial Officer


                                     Report
                           OF INDEPENDENT ACCOUNTANTS

To the Shareowners of United Technologies Corporation

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations, of changes in shareowners' equity and of cash flows present fairly, in all material respects, the financial position of United Technologies Corporation and its subsidiaries at December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Corporation's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Hartford, Connecticut
January 19, 2000


10   UNITED TECHNOLOGIES

                            CONSOLIDATED STATEMENT OF
                                   OPERATIONS

                                                                   YEARS ENDED DECEMBER 31,

IN MILLIONS OF DOLLARS, EXCEPT PER SHARE AMOUNTS                    1999      1998      1997
--------------------------------------------------------------------------------------------
Revenues

Product sales                                                    $18,021   $17,348   $15,946
Service sales                                                      5,823     5,439     5,116
Financing revenues and other income, net                             283        22       226
--------------------------------------------------------------------------------------------
                                                                  24,127    22,809    21,288

Costs and Expenses

Cost of products sold                                             14,500    13,436    12,638
Cost of services sold                                              3,685     3,461     3,208
Research and development                                           1,292     1,168     1,069
Selling, general and administrative                                3,133     2,737     2,611
Interest                                                             260       197       188
--------------------------------------------------------------------------------------------
                                                                  22,870    20,999    19,714
Income from continuing operations
  before income taxes and minority interests                       1,257     1,810     1,574
Income taxes                                                         325       568       514
Minority interests in subsidiaries' earnings                          91        85        98
--------------------------------------------------------------------------------------------
Income from continuing operations                                    841     1,157       962
Discontinued operation:
  Income from operations of discontinued UT Automotive
    unit (net of applicable income tax provisions
    of $28, $55 and $51 in 1999, 1998 and 1997)                       40        98       110
  Gain on sale of UT Automotive unit (net of applicable income
    tax provision of $112)                                           650        --        --
--------------------------------------------------------------------------------------------
Net Income                                                       $ 1,531   $ 1,255   $ 1,072
============================================================================================

Earnings per Share of Common Stock

Basic:
  Continuing operations                                          $  1.74   $  2.47   $  1.98
  Discontinued operation                                             .08       .21       .24
  Gain on sale of discontinued operation                            1.40        --        --
============================================================================================
  Net earnings                                                   $  3.22   $  2.68   $  2.22
============================================================================================

Diluted:
  Continuing operations                                          $  1.65   $  2.33   $  1.89
  Discontinued operation                                             .08       .20       .21
  Gain on sale of discontinued operation                            1.28        --        --
============================================================================================
  Net earnings                                                   $  3.01   $  2.53   $  2.10
============================================================================================

See accompanying Notes to Consolidated Financial Statements


                                                        UNITED TECHNOLOGIES   11

                                  CONSOLIDATED
                                  BALANCE SHEET

                                                                                                    DECEMBER 31,

IN MILLIONS OF DOLLARS, EXCEPT PER SHARE (SHARES IN THOUSANDS)                                    1999       1998
-------------------------------------------------------------------------------------------------------------------
Assets

Cash and cash equivalents                                                                        $   957    $   550
Accounts receivable (net of allowance for doubtful accounts of $406 and $316)                      4,337      3,417
Inventories and contracts in progress                                                              3,504      3,191
Future income tax benefits                                                                         1,563      1,222
Other current assets                                                                                 266        161
Net investment in discontinued operation                                                              --      1,287
-------------------------------------------------------------------------------------------------------------------
  Total Current Assets                                                                            10,627      9,828
Customer financing assets                                                                            553        498
Future income tax benefits                                                                           873      1,093
Fixed assets                                                                                       4,460      3,555
Goodwill (net of accumulated amortization of $507 and $388)                                        5,641      1,417
Other assets                                                                                       2,212      1,377
-------------------------------------------------------------------------------------------------------------------
  Total Assets                                                                                   $24,366    $17,768
===================================================================================================================

Liabilities and Shareowners' Equity

Short-term borrowings                                                                            $   902    $   504
Accounts payable                                                                                   1,957      1,860
Accrued liabilities                                                                                6,023      4,719
Long-term debt currently due                                                                         333         99
-------------------------------------------------------------------------------------------------------------------
  Total Current Liabilities                                                                        9,215      7,182
Long-term debt                                                                                     3,086      1,570
Future pension and postretirement benefit obligations                                              1,601      1,682
Future income taxes payable                                                                          126        143
Other long-term liabilities                                                                        2,245      1,936
Commitments and contingent liabilities (Notes 4 and 14)
Minority interests in subsidiary companies                                                           527        421

Series A ESOP Convertible Preferred Stock, $1 par value
  Authorized-20,000 shares
  Outstanding-12,237 and 12,629 shares                                                               808        836
ESOP deferred compensation                                                                          (359)      (380)
-------------------------------------------------------------------------------------------------------------------
                                                                                                     449        456
Shareowners' Equity:
  Capital Stock:
    Preferred Stock, $1 par value; Authorized-230,000 shares; None issued or outstanding              --         --
    Common Stock, $1 par value; Authorized-1,000,000 shares; Issued-588,737 and 582,160 shares     4,227      2,708
  Treasury Stock-114,191 and 132,056 common shares at cost                                        (3,182)    (3,117)
  Retained earnings                                                                                6,463      5,411
  Accumulated other non-shareowners' changes in equity:
    Foreign currency translation                                                                    (563)      (487)
    Minimum pension liability                                                                        (41)      (137)
    Unrealized holding gain on marketable equity securities                                          213         --
-------------------------------------------------------------------------------------------------------------------
                                                                                                    (391)      (624)
-------------------------------------------------------------------------------------------------------------------
  Total Shareowners' Equity                                                                        7,117      4,378
-------------------------------------------------------------------------------------------------------------------
  Total Liabilities and Shareowners' Equity                                                      $24,366    $17,768
===================================================================================================================

See accompanying Notes to Consolidated Financial Statements


12   UNITED TECHNOLOGIES

                            CONSOLIDATED STATEMENT OF
                                   CASH FLOWS

                                                                                    YEARS ENDED DECEMBER 31,

IN MILLIONS OF DOLLARS                                                              1999       1998       1997
--------------------------------------------------------------------------------------------------------------
Operating Activities

Income from continuing operations                                                $   841    $ 1,157    $   962
Adjustments to reconcile income from continuing operations
  to net cash flows provided by operating activities:
    Depreciation and amortization                                                    844        730        707
    Deferred income tax provision (benefit)                                            4       (264)      (525)
    Minority interests in subsidiaries' earnings                                      91         85         98
  Change in:
    Accounts receivable                                                             (256)        44       (182)
    Inventories and contracts in progress                                            331       (113)       113
    Other current assets                                                             (66)       213        (19)
    Accounts payable and accrued liabilities                                         595        135        331
  Other, net                                                                         (74)       327        418
--------------------------------------------------------------------------------------------------------------
  Net Cash Flows Provided by Operating Activities                                  2,310      2,314      1,903

Investing Activities

Capital expenditures                                                                (762)      (673)      (658)
Increase in customer financing assets                                               (383)      (356)      (132)
Decrease in customer financing assets                                                195        143        171
Acquisitions of businesses                                                        (3,547)    (1,228)      (547)
Dispositions of businesses                                                            43         --         36
Other, net                                                                            43         43        125
--------------------------------------------------------------------------------------------------------------
  Net Cash Flows Used in Investing Activities                                     (4,411)    (2,071)    (1,005)

Financing Activities

Issuance of long-term debt                                                         1,727        402         12
Repayment of long-term debt                                                         (557)      (146)      (129)
Increase in short-term borrowings                                                    185        293         12
Common Stock issued under employee stock plans                                       354        220        143
Dividends paid on Common Stock                                                      (353)      (316)      (291)
Repurchase of Common Stock                                                          (822)      (650)      (849)
Dividends to minority interests and other                                           (159)      (138)       (95)
--------------------------------------------------------------------------------------------------------------
  Net Cash Flows Provided by (Used in) Financing Activities                          375       (335)    (1,197)

  Net Cash Flows Provided by (Used in) Discontinued Operation                      2,159         (9)         2

Effect of foreign exchange rate changes on Cash and cash equivalents                 (26)        (4)       (46)

  Net increase (decrease) in Cash and cash equivalents                               407       (105)      (343)
Cash and cash equivalents, beginning of year                                         550        655        998
--------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of year                                           $   957    $   550    $   655
==============================================================================================================

Supplemental Disclosure of Cash Flow Information:
  Interest paid, net of amounts capitalized                                      $   217    $   170    $   162
  Income taxes paid, net of refunds                                                  368        888        859
Non-cash investing activities:
  The Corporation issued $1.9 billion of Treasury Stock in connection with the acquisition of Sundstrand Corporation

See accompanying Notes to Consolidated Financial Statements


                                                        UNITED TECHNOLOGIES   13

                      CONSOLIDATED STATEMENT OF CHANGES IN
                               SHAREOWNERS' EQUITY

                                                                                                        Accumulated           Non-
                                                                                                         Other Non-   Shareowners'
                                                                                                       Shareowners'     Changes In
                                                                 Common      Treasury      Retained         Changes     Equity For
IN MILLIONS OF DOLLARS, EXCEPT PER SHARE AMOUNTS                  Stock         Stock      Earnings       In Equity     The Period
----------------------------------------------------------------------------------------------------------------------------------
December 31, 1996                                                $2,345       $(1,626)       $3,849           $(262)

Common Stock issued under employee plans (4.4 million shares)       143             3           (26)
Common Stock repurchased (22.4 million shares)                                   (849)
Dividends on Common Stock ($.62 per share)                                                     (291)
Dividends on ESOP Stock ($4.80 per share)                                                       (32)

Non-Shareowners' Changes in Equity:
  Net income                                                                                  1,072                         $1,072
  Foreign currency translation:
    Foreign currency translation adjustments                                                                   (225)          (225)
    Income taxes                                                                                                 (6)            (6)
  Minimum pension liability:
    Pension adjustment                                                                                          (12)           (12)
    Income tax benefits                                                                                           4              4
  Other                                                                                         (14)                           (14)
----------------------------------------------------------------------------------------------------------------------------------
December 31, 1997                                                 2,488        (2,472)        4,558            (501)          $819
                                                                                                                            ======
Common Stock issued under employee plans (6.6 million shares)       220             5           (53)
Common Stock repurchased (14.8 million shares)                                   (650)
Dividends on Common Stock ($.695 per share)                                                    (316)
Dividends on ESOP Stock ($4.80 per share)                                                       (33)

Non-Shareowners' Changes in Equity:
  Net income                                                                                  1,255                         $1,255
  Foreign currency translation:
    Foreign currency translation adjustments                                                                      4              4
    Income taxes                                                                                                 (7)            (7)
  Minimum pension liability:
    Pension adjustment                                                                                         (187)          (187)
    Income tax benefits                                                                                          67             67
----------------------------------------------------------------------------------------------------------------------------------
December 31, 1998                                                 2,708        (3,117)        5,411            (624)        $1,132
                                                                                                                            ======
Common Stock issued under employee plans (7.2 million shares)       354            16           (93)
Common Stock issued in conjunction with a business combination
  (30.4 million shares)                                           1,165           741
Common Stock repurchased (13.2 million shares)                                   (822)
Dividends on Common Stock ($.76 per share)                                                     (353)
Dividends on ESOP Stock ($4.80 per share)                                                       (33)

Non-Shareowners' Changes in Equity:
  Net income                                                                                  1,531                         $1,531
  Foreign currency translation:
    Foreign currency translation adjustments                                                                    (92)           (92)
    Income tax benefits                                                                                          16             16
  Minimum pension liability:
    Pension adjustment                                                                                          150            150
    Income taxes                                                                                                (54)           (54)
  Unrealized holding gain on marketable equity securities:
    Unrealized holding gain                                                                                     328            328
    Income taxes                                                                                               (115)          (115)
----------------------------------------------------------------------------------------------------------------------------------
December 31, 1999                                                $4,227       $(3,182)       $6,463           $(391)        $1,764
==================================================================================================================================

See accompanying Notes to Consolidated Financial Statements


14   UNITED TECHNOLOGIES

                                      NOTES
                      TO CONSOLIDATED FINANCIAL STATEMENTS

1 Summary of Accounting Principles

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could differ from those estimates.

      Certain reclassifications have been made to prior year amounts to conform to the current year presentation.

CONSOLIDATION. The consolidated financial statements include the accounts of the Corporation and its controlled subsidiaries. Intercompany transactions have been eliminated.

CASH AND CASH EQUIVALENTS. Cash and cash equivalents includes cash on hand, demand deposits and short-term cash investments which are highly liquid in nature and have original maturities of three months or less.

ACCOUNTS RECEIVABLE. Current and long-term accounts receivable include retainage and unbilled costs of approximately $72 million and $103 million at December 31, 1999 and 1998. Retainage represents amounts which, pursuant to the contract, are not due until project completion and acceptance by the customer. Unbilled costs represent revenues that are not currently billable to the customer under the terms of the contract. These items are expected to be collected in the normal course of business. Long-term accounts receivable are included in Other assets on the Consolidated Balance Sheet.

MARKETABLE EQUITY SECURITIES. Equity securities that have a readily determinable fair value are classified as available for sale and are carried at fair value. Unrealized holding gains and losses are recorded as a separate component of shareowners' equity, net of the deferred income tax effect.

INVENTORIES AND CONTRACTS IN PROGRESS. Inventories and contracts in progress are stated at the lower of cost or estimated realizable value and are primarily based on first-in, first-out ("FIFO") or average cost methods; however, certain subsidiaries use the last-in, first-out ("LIFO") method. Costs accumulated against specific contracts or orders are at actual cost. Materials in excess of requirements for contracts and orders currently in effect or anticipated have been reserved and written-off when appropriate.

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

FIXED ASSETS. Fixed assets are stated at cost. Depreciation is computed over the assets' useful lives generally using the straight-line method, except for aerospace assets acquired prior to January 1, 1999, which are depreciated using accelerated methods.

      In 1999, the Company adopted AICPA Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use," which requires capitalization of certain costs incurred in the development of internal-use software. Adoption of that statement and the change to straight-line depreciation for aerospace assets did not have a material impact on the Corporation's financial position, results of operations or cash flows.

GOODWILL AND OTHER LONG-LIVED ASSETS. Goodwill represents costs in excess of fair values assigned to the underlying net assets of acquired companies and is generally amortized using the straight-line method over periods ranging from 10 to 40 years.

      The Corporation evaluates potential impairment of goodwill on an ongoing basis and of other long-lived assets when appropriate. If the carrying amount of an asset exceeds the sum of its undiscounted expected future cash flows, the asset's carrying value is written down to fair value.

REVENUE RECOGNITION. Sales under government and commercial fixed-price contracts and government fixed-price-incentive contracts are recorded at the time deliveries are made or, in some cases, on a percentage-of-completion basis. Sales under cost-reimbursement contracts are recorded as work is performed and billed. Sales of commercial aircraft engines sometimes require participation by the Corporation in aircraft financing arrangements; when appropriate, such sales are accounted for as operating leases. Sales under elevator and escalator installation and modernization contracts are accounted for under the percentage-of-completion method.

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

RESEARCH AND DEVELOPMENT. Research and development costs, not specifically covered by contracts and those related to the Corporation-sponsored share of research and development activity in connection with cost-sharing arrangements, are charged to expense as incurred.

HEDGING ACTIVITY. The Corporation uses derivative instruments, including swaps, forward contracts and options, to manage certain foreign currency exposures. Derivative instruments are viewed by the Corporation as risk management tools and are not used for trading or speculative purposes. Derivatives used for hedging purposes must be designated as, and effective as, a hedge of the identified risk exposure at the inception of the contract. Accordingly, changes in the market value of the derivative contract must be highly correlated with changes in the market value of the underlying hedged item at inception of the hedge and over the life of the hedge contract.

      Gains and losses from instruments that are effective hedges of firm commitments are deferred and recognized as part of the economic basis of the transactions underlying the commitments when the associated


                                                        UNITED TECHNOLOGIES   15
hedged transaction occurs. Gains and losses from instruments that are effective hedges of foreign-currency-denominated transactions are reported in earnings and offset the effects of foreign exchange transaction gains and losses from the associated hedged transactions. Gains and losses on the excess of foreign currency derivative amounts over the related hedged commitment or transaction would be recognized in earnings. Cash flows from derivative instruments designated as hedges are classified consistent with the items being hedged.

      Gains and losses on derivative instruments designated but no longer effective as a hedge would be recognized in earnings.

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

      The Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," in June 1998 which, as amended, is currently effective January 1, 2001 for the Corporation. Management believes adoption of this standard will not have a material impact on the Corporation's consolidated financial position, results of operations or cash flows.

ENVIRONMENTAL. Environmental investigatory, remediation, operating and maintenance costs are accrued when it is probable that a liability has been incurred and the amount can be reasonably estimated. The most likely cost to be incurred is accrued based on an evaluation of currently available facts with respect to each individual site, including existing technology, current laws and regulations and prior remediation experience. Where no amount within a range of estimates is more likely, the minimum is accrued. For sites with multiple responsible parties, the Corporation considers its likely proportionate share of the anticipated remediation costs and the ability of the other parties to fulfill their obligations in establishing a provision for those costs. Liabilities with fixed or reliably determinable future cash payments are discounted. Environmental liabilities are not reduced by potential insurance reimbursements.

STOCK SPLIT. In April 1999, the Corporation announced a two-for-one stock split which was paid in May 1999 in the form of a stock dividend to shareowners of record at the close of business on May 7, 1999. All common share and per share information in the Consolidated Financial Statements reflect the stock split.

2 Acquisitions and Dispositions of Businesses

ACQUISITIONS. In June 1999, the Corporation completed the acquisition of Sundstrand Corporation, a global producer of aerospace and industrial products for diversified markets, for approximately $4.3 billion, including debt assumed. Under the terms of the merger agreement, each outstanding share of Sundstrand Common Stock was exchanged for $35 in cash and .5580 shares of the Corporation's Common Stock. The acquisition has been accounted for as a purchase.

      In connection with the acquisition of Sundstrand, the Corporation is undertaking actions to combine the operations of Sundstrand and Hamilton Standard, including consolidating headquarters, closing facilities, relocating salary and hourly employees and reducing salary and hourly workforce. Costs accrued to date amounted to $25 million, relating to those actions that directly impact Sundstrand facilities and employees, and are being accounted for as an adjustment to the purchase price.

      The Corporation's unaudited consolidated results of operations on a pro forma basis for the Sundstrand transaction, assuming it had occurred at the beginning of 1999 and 1998, are as follows:

                                                         YEAR ENDED DECEMBER 31,
IN MILLIONS OF DOLLARS, EXCEPT PER SHARE AMOUNTS             1999         1998
--------------------------------------------------------------------------------
Revenues                                                  $24,996      $24,799
Net Income                                                  1,558        1,363
Net Income per basic common share                            3.18         2.74
Net Income per diluted common share                          2.99         2.58

      The unaudited pro forma financial information is presented for informational purposes only and is not necessarily indicative of the operating results that would have occurred had the Sundstrand acquisition been consummated as of the above dates, nor is it necessarily indicative of future operating results.

      In addition to acquiring Sundstrand, the Corporation completed acquisitions in 1999, 1998 and 1997 for $1,989 million, $1,237 million and $602 million, including debt assumed. Those amounts included cash consideration of $1,662 million, $1,228 million and $547 million.

      The assets and liabilities of the acquired businesses accounted for under the purchase method are recorded at their fair values at the dates of acquisition. The excess of the purchase price over the estimated fair values of the net assets acquired, of $4,396 million in 1999, $855 million in 1998 and $353 million in 1997, has been recorded as goodwill and is being amortized over estimated useful lives that range from 10 to 40 years.

      The results of operations of acquired businesses have been included in the Consolidated Statement of Operations beginning on the effective date of acquisition.

      The cost of 1999 acquisitions and allocations of cost may require adjustment based upon information that may come to the attention of the Corporation which is not currently available. Adjustments are not expected to be material and were not material for 1998 and 1997 acquisitions.

      The pro forma results for acquisitions other than Sundstrand, for 1999, 1998 and 1997, assuming these acquisitions had been made at the beginning of the year, would not be materially different from reported results.

DISPOSITIONS. In May 1999, the Corporation sold its UT Automotive unit to Lear Corporation for $2.3 billion, which resulted in a source of cash of $2.2 billion and an after-tax gain of $650 million. UT Automotive net assets appear in the Consolidated Balance Sheet at December 31, 1998 as a net investment in a discontinued operation. Related results, through the date of disposition, appear as income from operations of the discontinued UT Automotive unit in the Consolidated Statement of Operations for 1999, 1998 and 1997. UT Automotive revenues prior to the disposition were $1,115 million, $2,962 million and $2,987 million in 1999, 1998 and 1997.


16   UNITED TECHNOLOGIES

3 Earnings per Share

                                                             Average
                                                 Income      Shares    Per Share
                                               (MILLIONS)  (THOUSANDS)  Amount
--------------------------------------------------------------------------------
December 31, 1999

Income from
 continuing operations                           $  841
Less: ESOP Stock dividends                          (33)
-------------------------------------------------------
Basic earnings from
 continuing operations                              808       465.6      $1.74
Stock awards                                                   13.8
ESOP Stock adjustment                                28        27.3
-------------------------------------------------------------------
Diluted earnings from
 continuing operations                           $  836       506.7      $1.65
===================================================================

Net Income                                       $1,531
Less: ESOP Stock dividends                          (33)
-------------------------------------------------------
Basic earnings                                    1,498       465.6      $3.22
Stock awards                                                   13.8
ESOP Stock adjustment                                28        27.3
-------------------------------------------------------------------
Diluted earnings                                 $1,526       506.7      $3.01
===================================================================
December 31, 1998

Income from
 continuing operations                           $1,157
Less: ESOP Stock dividends                          (33)
-------------------------------------------------------
Basic earnings from
 continuing operations                            1,124       455.5      $2.47
Stock awards                                                   12.0
ESOP Stock adjustment                                28        27.3
-------------------------------------------------------------------
Diluted earnings from
 continuing operations                           $1,152       494.8      $2.33
===================================================================

Net Income                                       $1,255
Less: ESOP Stock dividends                          (33)
-------------------------------------------------------
Basic earnings                                    1,222       455.5      $2.68
Stock awards                                                   12.0
ESOP Stock adjustment                                28        27.3
-------------------------------------------------------------------
Diluted earnings                                 $1,250       494.8      $2.53
===================================================================
December 31, 1997

Income from
 continuing operations                           $  962
Less: ESOP Stock dividends                          (32)
-------------------------------------------------------
Basic earnings from
 continuing operations                              930       468.9      $1.98
Stock awards                                                   11.7
ESOP Stock adjustment                                27        26.5
-------------------------------------------------------------------
Diluted earnings from
 continuing operations                           $  957       507.1      $1.89
===================================================================

Net Income                                       $1,072
Less: ESOP Stock dividends                          (32)
-------------------------------------------------------
Basic earnings                                    1,040       468.9      $2.22
Stock awards                                                   11.7
ESOP Stock adjustment                                27        26.5
-------------------------------------------------------------------
Diluted earnings                                 $1,067       507.1      $2.10
===================================================================

4 Commercial Airline Industry Assets and Commitments

The Corporation has receivables and other financing assets with commercial airline industry customers totaling $1,562 million and $1,361 million at December 31, 1999 and 1998, net of allowances of $279 million and $237 million.

      Customer financing assets consist of products under lease of $265 million and notes and leases receivable of $425 million. The notes and leases receivable are scheduled to mature as follows: $137 million in 2000, $91 million in 2001, $17 million in 2002, $29 million in 2003, $25 million in 2004 and $126 million thereafter.

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

      The Corporation's financing and rental commitments as of December 31, 1999 were $808 million and are excercisable as follows: $298 million in 2000, $50 million in 2001, $56 million in 2002, $19 million in 2003, $107 million in 2004 and $278 million thereafter.

      In addition, the Corporation had net residual value and other guarantees of $117 million as of December 31, 1999.

      The Corporation has a 33% interest in International Aero Engines ("IAE"), an international consortium of four shareholders organized to support the V2500 commercial aircraft engine program. IAE may offer customer financing in the form of guarantees, secured debt or lease financing in connection with V2500 engine sales. At December 31, 1999, IAE had financing commitments of $1,278 million. The Corporation's share of IAE's financing commitments was approximately $420 million at December 31, 1999. In addition, IAE had lease obligations under long-term noncancelable leases of approximately $360 million through 2021 related to aircraft which are subleased to customers under long-term leases. These aircraft have fair market values which approximate the financed amounts. The shareholders of IAE have guaranteed IAE's financing arrangements to the extent of their respective ownership interests. In the event any shareholder was to default on certain of these financing arrangements, the other shareholders would be proportionately responsible.


                                                        UNITED TECHNOLOGIES   17

5 Inventories and Contracts in Progress

IN MILLIONS OF DOLLARS                                      1999           1998
-------------------------------------------------------------------------------
Inventories consist of the following:
 Raw material                                            $   702        $   537
 Work-in-process                                           1,158          1,122
 Finished goods                                            1,871          1,795
 Contracts in progress                                     1,561          1,410
-------------------------------------------------------------------------------
                                                           5,292          4,864
Less:
 Progress payments, secured by lien,
  on U.S. Government contracts                               (87)          (124)
 Billings on contracts in progress                        (1,701)        (1,549)
-------------------------------------------------------------------------------
                                                         $ 3,504        $ 3,191
===============================================================================

Contracts in progress principally relate to elevator and escalator contracts and include costs of manufactured components, accumulated installation costs and estimated earnings on incomplete contracts.

      The Corporation's sales contracts in many cases are long-term contracts expected to be performed over periods exceeding twelve months. Approximately 51% and 58% of total inventories and contracts in progress have been acquired or manufactured under such long-term contracts at December 31, 1999 and 1998. It is impracticable for the Corporation to determine the amounts of inventory scheduled for delivery under long-term contracts within the next twelve months.

      If inventories which were valued using the LIFO method had been valued under the FIFO method, they would have been higher by $111 million and $110 million at December 31, 1999 and 1998.

6 Fixed Assets

                                               Estimated
IN MILLIONS OF DOLLARS                        Useful Lives     1999        1998
-------------------------------------------------------------------------------
Land                                                --      $   207     $   149
Buildings and improvements                     20-40 years    3,072       2,977
Machinery, tools and equipment                 3-12 years     6,869       6,153
Other, including under construction                 --          307         270
-------------------------------------------------------------------------------
                                                             10,455       9,549
Accumulated depreciation                                     (5,995)     (5,994)
-------------------------------------------------------------------------------
                                                            $ 4,460     $ 3,555
===============================================================================

Depreciation expense was $658 million in 1999, $613 million in 1998 and $625 million in 1997.

7 Accrued Liabilities

IN MILLIONS OF DOLLARS                                      1999            1998
--------------------------------------------------------------------------------
Accrued salaries, wages and
 employee benefits                                        $  861          $  841
Accrued restructuring costs                                  525             131
Service and warranty accruals                                480             462
Advances on sales contracts                                  964             637
Income taxes payable                                         602             415
Other                                                      2,591           2,233
--------------------------------------------------------------------------------
                                                          $6,023          $4,719
================================================================================

8 Borrowings and Lines of Credit

Short-term borrowings consist of the following:

IN MILLIONS OF DOLLARS                                      1999            1998
--------------------------------------------------------------------------------
Foreign bank borrowings                                     $629            $183
Commercial paper                                             273             321
--------------------------------------------------------------------------------
                                                            $902            $504
================================================================================

      The weighted-average interest rates applicable to short-term borrowings outstanding at December 31, 1999 and 1998 were 7.5% and 6.8%. At December 31, 1999, approximately $1.4 billion was available under short-term lines of credit with local banks at the Corporation's various international subsidiaries.

      At December 31, 1999, the Corporation had credit commitments from banks totaling $1.5 billion under a Revolving Credit Agreement, which serves as back-up for a commercial paper facility. There were no borrowings under the Revolving Credit Agreement at December 31, 1999.

      Long-term debt consists of the following:

                                  Weighted-
                                   Average
IN MILLIONS OF DOLLARS          Interest Rate      Maturity       1999      1998
--------------------------------------------------------------------------------
Notes and other debt
  denominated in:
    U.S. dollars                     7.2%          2000-2029    $2,844    $1,013
    Foreign currency                 4.6%          2000-2011        15        37
Capital lease obligations            5.9%          2000-2017       223       246
ESOP debt                            7.7%          2000-2009       337       373
--------------------------------------------------------------------------------
                                                                 3,419     1,669
Less: Long-term debt
  currently due                                                    333        99
--------------------------------------------------------------------------------
                                                                $3,086    $1,570
================================================================================

      Principal payments required on long-term debt for the next five years are:
$333 million in 2000, $309 million in 2001, $41 million in 2002, $44 million in 2003 and $363 million in 2004.

      In 1999, the Corporation issued a total of $1,725 million of unsubordinated, unsecured, nonconvertible notes under shelf registration statements previously filed with the Securities and Exchange Commission. The weighted-average interest rate on those notes is 6.9%. Proceeds from the debt issuances were used for general corporate purposes, including financing a portion of the Sundstrand acquisition, funding other acquisitions and repurchasing the Corporation's Common Stock.

      In 1998, the Corporation issued $400 million of 6.7% unsubordinated, unsecured, nonconvertible notes.

      At December 31, 1999, up to $1 billion of additional medium-term and long-term debt could be issued under a shelf registration statement on file with the Securities and Exchange Commission.

      The percentage of total debt at floating interest rates was 24% and 26% at December 31, 1999 and 1998.


18   UNITED TECHNOLOGIES

9 Taxes on Income

Significant components of income taxes (benefits) for each year are as follows:

IN MILLIONS OF DOLLARS                             1999        1998        1997
-------------------------------------------------------------------------------
Current:
 United States:
  Federal                                        $   32      $  347      $  607
  State                                              26          23          38
 Foreign                                            323         337         359
-------------------------------------------------------------------------------
                                                    381         707       1,004
Future:
 United States:
  Federal                                            67        (214)       (414)
  State                                             (61)        (25)        (82)
 Foreign                                             (2)        (25)        (29)
-------------------------------------------------------------------------------
                                                      4        (264)       (525)
                                                    385         443         479
Attributable to items
 (charged) credited to equity                       (60)        125          35
-------------------------------------------------------------------------------
                                                 $  325      $  568      $  514
===============================================================================

      Future income taxes represent the tax effects of transactions which are reported in different periods for tax and financial reporting purposes. These amounts consist of the tax effects of temporary differences between the tax and financial reporting balance sheets and tax carryforwards. The tax effects of temporary differences and tax carryforwards which gave rise to future income tax benefits and payables at December 31, 1999 and 1998 are as follows:

IN MILLIONS OF DOLLARS                                         1999        1998
-------------------------------------------------------------------------------
Future income tax benefits:
 Insurance and employee benefits                             $  669      $  693
 Other asset basis differences                                  263         651
 Other liability basis differences                            1,413         974
 Tax loss carryforwards                                         169         106
 Tax credit carryforwards                                       155         110
 Valuation allowance                                           (233)       (219)
-------------------------------------------------------------------------------
                                                             $2,436      $2,315
===============================================================================
Future income taxes payable:
 Fixed assets                                                $   94      $   47
 Other items, net                                                55         116
-------------------------------------------------------------------------------
                                                             $  149      $  163
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

      The sources of income from continuing operations before income taxes and minority interests are:

IN MILLIONS OF DOLLARS                          1999          1998          1997
--------------------------------------------------------------------------------
United States                                 $  352        $  924        $  659
Foreign                                          905           886           915
--------------------------------------------------------------------------------
                                              $1,257        $1,810        $1,574
================================================================================

      United States income taxes have not been provided on undistributed earnings of international subsidiaries. The Corporation's intention is to reinvest these earnings permanently or to repatriate the earnings only when it is tax effective to do so. Accordingly, the Corporation believes that any U.S. tax on repatriated earnings would be substantially offset by U.S. foreign tax credits.

      Differences between effective income tax rates and the statutory U.S. federal income tax rates are as follows:

                                                    1999       1998       1997
------------------------------------------------------------------------------
Statutory U.S. federal
 income tax rate                                    35.0%      35.0%      35.0%
Varying tax rates of consolidated
 subsidiaries (including Foreign
 Sales Corporation)                                 (7.8)      (4.8)      (4.5)
Goodwill                                             2.5        0.4        0.2
Other                                               (3.8)       0.8        2.0
------------------------------------------------------------------------------
Effective income tax rate                           25.9%      31.4%      32.7%
==============================================================================

      The 1999 effective tax rate includes the impact of the Corporation's 1999 restructuring actions. Excluding restructuring, the 1999 effective tax rate was 30.9%.

      Tax credit carryforwards at December 31, 1999 were $155 million of which $1 million expires annually in each of the next two years, and $4 million expires in 2003.

      Tax loss carryforwards, principally state and foreign, at December 31, 1999 were $661 million of which $471 million expire as follows: $237 million from 2000-2004, $130 million from 2005-2009, $104 million from 2010-2019.

10 Employee Benefit Plans

The Corporation and its subsidiaries sponsor numerous domestic and foreign employee benefit plans. Those plans are discussed below.

EMPLOYEE SAVINGS PLANS. The Corporation and certain subsidiaries sponsor various employee savings plans. Total contribution expenses were $87 million, $81 million and $76 million for 1999, 1998 and 1997.

      The Corporation's nonunion domestic employee savings plan uses an Employee Stock Ownership Plan ("ESOP") for employer contributions. External borrowings, guaranteed by the Corporation and reported as debt on the Consolidated Balance Sheet, were used by the ESOP to fund a portion of its purchase of ESOP Stock from the Corporation. Each share of ESOP Stock is convertible into four shares of Common Stock, has a guaranteed value of $65, a $4.80 annual dividend and is redeemable at any time for $65 per share. Upon notice of redemption by the Corporation, the Trustee has the right to convert the ESOP Stock into Common Stock. Because of its guaranteed value, the ESOP Stock is classified outside of permanent equity.

      Shares of ESOP Stock are committed to employees at fair value on the date earned. The ESOP Stock's cash dividends are used for debt service payments. Participants receive shares in lieu of the cash dividends. As debt service payments are made, ESOP Stock is released from an unreleased shares account. If share releases do not meet share commitments, the Corporation will contribute additional ESOP Stock, Common Stock or cash. At December 31, 1999, 6.8 million shares had been committed to employees, leaving 5.5 million shares in the ESOP Trust, with an approximate fair value of $1,417 million based on equivalent common shares.

      Upon withdrawal, shares of the ESOP Stock must be converted into the Corporation's Common Stock or, if the value of the Common Stock


                                                        UNITED TECHNOLOGIES   19
is less than the guaranteed value of the ESOP Stock, the Corporation must repurchase the shares at their guaranteed value.

PENSION AND OTHER POSTRETIREMENT PLANS. The Corporation and its subsidiaries sponsor many domestic and foreign defined benefit pension and other postretirement plans whose balances are as follows:

                                                                 Other
                                    Pension Benefits     Postretirement Benefits

IN MILLIONS OF DOLLARS                1999        1998        1999        1998
--------------------------------------------------------------------------------
Change in Benefit
  Obligation:
Beginning balance                 $ 11,075    $  9,666    $    771    $    700
Service cost                           264         222          13          10
Interest cost                          727         695          56          51
Actuarial (gain) loss                 (495)        978         (75)         21
Total benefits paid                   (687)       (601)        (73)        (57)
Net settlement and
  curtailment loss                      73          23         106          35
Acquisitions                           800           3         312           5
Other                                   73          89           8           6
--------------------------------------------------------------------------------
Ending balance                    $ 11,830    $ 11,075    $  1,118    $    771
================================================================================

Change in Plan Assets:
Beginning balance                 $  9,945    $ 10,570    $     81    $     82
Actual return on plan assets         1,989        (143)          5           5
Employer contributions                  46         139           1          --
Benefits paid from plan
  assets                              (657)       (572)        (11)        (10)
Acquisitions                           965           3          --          --
Other                                  (92)        (52)          2           4
--------------------------------------------------------------------------------
Ending balance                    $ 12,196    $  9,945    $     78    $     81
================================================================================

Funded status                     $    366    $ (1,130)   $ (1,040)   $   (690)
Unrecognized net actuarial
  (gain) loss                         (529)        999         (19)        (26)
Unrecognized prior
  service cost                         292         235        (127)       (181)
Unrecognized net asset at
  transition                           (12)        (35)         --          --
--------------------------------------------------------------------------------
Net amount recognized             $    117    $     69    $ (1,186)   $   (897)
================================================================================

Amounts Recognized in
  the Consolidated
  Balance Sheet
  Consist of:
Prepaid benefit cost              $    422    $    360    $     --    $     --
Accrued benefit liability             (398)       (712)     (1,186)       (897)
Intangible asset                        29         207          --          --
Accumulated other non-
  shareowners' changes
  in equity                             64         214          --          --
--------------------------------------------------------------------------------
Net amount recognized             $    117    $     69    $ (1,186)   $   (897)
================================================================================

      The pension funds are valued at September 30 of the respective years in the preceding table. Major assumptions used in the accounting for the employee benefit plans are shown in the following table as weighted-averages:

                                                     1999       1998       1997
-------------------------------------------------------------------------------
Pension Benefits:
 Discount rate                                       7.3%       6.6%       7.4%
 Expected return on plan assets                      9.6%       9.6%       9.7%
 Salary scale                                        4.8%       4.8%       4.9%

Other Postretirement Benefits:
 Discount rate                                       7.5%       6.7%       7.5%
 Expected return on plan assets                      9.6%       9.6%       7.0%

      For measurement purposes, an 8.5% annual rate of increase in the per capita cost of covered health care benefits was assumed for 2000. The rate is assumed to decrease to 7.5% for 2001 and remain at that level thereafter.

IN MILLIONS OF DOLLARS                               1999       1998       1997
-------------------------------------------------------------------------------
Components of Net
 Periodic Benefit Cost:
Pension benefits:
 Service cost                                       $ 264      $ 222      $ 228
 Interest cost                                        727        695        664
 Expected return on plan assets                      (926)      (856)      (783)
 Amortization of prior service cost                    33         26         26
 Amortization of unrecognized net
    transition asset                                  (23)       (23)       (23)
 Recognized actuarial net loss                         16          8          7
 Net settlement and curtailment loss                   82         73          6
 Discontinued operation benefit (cost)                 16         (4)        (8)
-------------------------------------------------------------------------------
 Net periodic pension benefit cost-
  continuing operations                             $ 189      $ 141      $ 117
===============================================================================

 Net periodic pension benefit cost
  of multiemployer plans                            $  33      $  25      $  26
===============================================================================

Other postretirement benefits:
 Service cost                                       $  13      $  10      $  10
 Interest cost                                         56         51         52
 Expected return on plan assets                        (7)        (6)        (6)
 Amortization of prior service cost                   (18)       (18)       (18)
 Net settlement and curtailment
    (gain) loss                                       (13)        10         --
 Discontinued operation benefit (cost)                  5         (2)        (3)
-------------------------------------------------------------------------------
 Net periodic other postretirement
  benefit cost-continuing operations                $  36      $  45      $  35
===============================================================================

      The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets were $699 million, $556 million and $173 million, as of December 31, 1999 and $2,826 million, $2,688 million and $2,194 million, as of December 31, 1998.

      Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plan. A one-percentage-point change in assumed health care cost trend rates would change the accumulated postretirement benefit obligation as of December 31, 1999 by approximately 2%. The effects of this change on the service expense and the interest expense components of the net postretirement benefit expense for 1999 would be 6%.


20   UNITED TECHNOLOGIES

LONG-TERM INCENTIVE PLANS. The Corporation has long-term incentive plans authorizing various types of market and performance based incentive awards, which may be granted to officers and employees. The 1989 Long-Term Incentive Plan provides for the annual grant of awards in an amount not to exceed 2% of the aggregate shares of Common Stock, treasury shares and potentially dilutive common shares for the preceding year. The 1995 Special Retention and Stock Appreciation Program Plan permits up to 4 million award units to be granted in any calendar year. In addition, up to 2 million options on Common Stock may be granted annually under the Corporation's Employee Stock Option Plan. The exercise price of stock options, set at the time of the grant, is not less than the fair market value per share at the date of grant. Options have a term of ten years and generally vest after three years.

      In February 1997, the Corporation granted a key group of senior executives 1,700,000 stock options under the 1989 Plan. The grant price of $37.938 represents the market value per share at the date of grant. The options became exercisable when the closing stock price of the Corporation's Common Stock averaged $62.50 or higher for thirty consecutive trading days.

      A summary of the transactions under all plans for the three years ended December 31, 1999 follows:

                                            Stock Options
                                       -------------------------       Other
                                                        Average      Incentive
SHARES AND UNITS IN THOUSANDS          Shares            Price      Shares/Units
-------------------------------------------------------------------------------
OUTSTANDING AT:
DECEMBER 31, 1996                      36,160          $   17.25        3,574
 Granted                                9,446              35.69          174
 Exercised/earned                      (4,422)             13.35       (1,156)
 Canceled                              (1,130)             29.52          (66)
-----------------------------------------------------             -------------
DECEMBER 31, 1997                      40,054              21.68        2,526
 Granted                                8,648              38.93           52
 Exercised/earned                      (6,708)             14.94         (550)
 Canceled                                (772)             32.34           (8)
-----------------------------------------------------             -------------
DECEMBER 31, 1998                      41,222              26.20        2,020
 Granted                               12,259              52.49          139
 Exercised/earned                      (7,385)             21.59         (880)
 Canceled                              (1,428)             47.51          (29)
-----------------------------------------------------             -------------
DECEMBER 31, 1999                      44,668          $   33.49        1,250

      Granted options in the above table include options issued in connection with business combinations. The 1999 grant amount includes the issuance of 2.6 million options associated with the purchase of Sundstrand in exchange for vested Sundstrand options.

      The Corporation applies APB Opinion 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for its long-term incentive plans. Accordingly, no compensation cost has been recognized for its fixed stock options. The compensation cost that has been recorded for stock-based performance awards was $26 million, $31 million and $22 million for 1999, 1998 and 1997.

      The following table summarizes information about stock options outstanding (in thousands) at December 31, 1999:

                                Options Outstanding          Options Exercisable
--------------------------------------------------------------------------------
                                      Average  Remaining                Average
Exercise Price              Shares     Price      Term        Shares     Price
--------------------------------------------------------------------------------
$10.01-$25.00               17,297    $18.02      4.60        17,297    $18.02
$25.01-$40.00               15,636     35.15      7.34         5,003     33.64
$40.01-$55.00                9,043     51.51      8.82         1,190     46.43
$55.01-$70.00                1,950     59.09      9.68            22     58.01
$70.01-$85.00                  742     72.33      9.34            --        --

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

IN MILLIONS OF DOLLARS, EXCEPT PER SHARE AMOUNTS          1999     1998     1997
--------------------------------------------------------------------------------
Net income:
 As reported                                            $1,531   $1,255   $1,072
 Pro forma                                               1,470    1,208    1,042

Basic earnings per share:
 As reported                                            $ 3.22   $ 2.68   $ 2.22
 Pro forma                                                3.09     2.58     2.16

Diluted earnings per share:
 As reported                                            $ 3.01   $ 2.53   $ 2.10
 Pro forma                                                2.89     2.44     2.05


      The fair value of each stock option grant has been estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

                                                    1999        1998        1997
--------------------------------------------------------------------------------
Risk-free interest rate                             4.8%        5.4%        6.3%
Expected life                                    6 years     6 years     6 years
Expected volatility                                  25%         23%         18%
Expected dividend yield                             1.2%        1.5%        1.8%

      The weighted-average grant date fair values of options granted during 1999, 1998 and 1997 were $17.20, $11.33 and $9.28.

11 Restructuring

1999 ACTIONS. During 1999, the Corporation's operating segments initiated a variety of actions aimed at further strengthening their future profitability and competitive position. Those actions focused principally on rationalizing manufacturing processes and improving the overall level of organizational efficiency, including the removal of management layers. Restructuring charges accrued in 1999 were $842 million before income taxes and minority interests and will result in net reductions of approximately 15,000 salary and hourly employees and approximately 8 million square feet of facilities. Significant 1999 actions by operating segment included:

      o     Otis: Worldwide facility consolidations and workforce reductions

      o     Carrier: Worldwide facility closures and workforce reductions


                                                        UNITED TECHNOLOGIES   21

      o Pratt & Whitney: Workforce reductions; consolidation of military engine operations, manufacturing operations and the component repair business

      o Flight Systems: Facility closures and consolidation of functions in Connecticut; workforce reductions; rationalization of customer support.

      The 1999 accrued costs were recorded across each of the Corporation's operating segments as follows:

IN MILLIONS OF DOLLARS
--------------------------------------------------------------------------------
Otis                                                                        $178
Carrier                                                                      182
Pratt & Whitney                                                              345
Flight Systems                                                               131
Other                                                                          6
--------------------------------------------------------------------------------
                                                                            $842
================================================================================

      The following table summarizes the accrued costs associated with the 1999 restructuring actions by type:

                                                                               Accrued
                                  Accrued                    Accrued Exit       Site
                                 Severance        Asset         & Lease      Restoration
                                and Related       Write-      Termination      & Other
IN MILLIONS OF DOLLARS             Costs          downs          Costs          Costs          Total
----------------------------------------------------------------------------------------------------
1999 Charges:
 Staff reductions                   $433           $ --           $ --           $ --           $433
 Facility closures                   149            160             44             56            409
----------------------------------------------------------------------------------------------------
Total accrued charges                582            160             44             56            842
Utilized in 1999:
 Cash                                137             --              2             12            151
 Non-cash                             34            160             --             --            194
----------------------------------------------------------------------------------------------------
Balance at
 December 31, 1999                  $411            $--           $ 42           $ 44           $497
====================================================================================================

      The 1999 accrued costs were recorded in cost of sales (87%) and selling, general and administrative expenses (13%) and relate to:

      o Workforce reductions of approximately 15,000 employees, primarily at Pratt & Whitney (5,200 employees), Otis (4,000 employees) and Carrier (3,200 employees)

      o Plant closings that will result in the reduction of approximately 8 million square feet of facilities, primarily at Pratt & Whitney (3 million square feet) and Carrier (2.9 million square feet) and charges associated with the write-down of property, plant and equipment to fair value, where fair value is based on appraised value, primarily at Pratt & Whitney ($70 million) and Carrier ($41 million).

      As of December 31, 1999, approximately 5,800 employees were terminated and approximately 230,000 square feet were eliminated. The remaining terminations and plant closings are planned to be substantially completed within the next twelve months.

      In 1999, the Corporation incurred additional charges of $141 million associated with the restructuring actions that were not accruable when the actions were initiated.

1998 AND 1997 ACTIONS. During 1998, the Corporation accrued pre-tax charges totaling $320 million related to ongoing efforts to reduce the costs of its continuing operations in response to an increasingly competitive business environment. Charges were recorded in each of the Corporation's operating segments with the majority relating to the Pratt & Whitney, Otis and Carrier operations. The amounts were primarily recorded in cost of sales and related to workforce reductions of approximately 7,500 employees, plant closings and charges associated with asset impairments. Substantially all 7,500 employees were terminated as of December 31, 1999.

      The following table summarizes the costs associated with these actions:

                                   Accrued
                                  Severance     Accrued      Asset
                                 and Related  Other Exit    Write-
IN MILLIONS OF DOLLARS              Costs        Costs       downs        Total
-------------------------------------------------------------------------------
1998 Charges                        $ 266        $   5       $  49        $ 320
Adjustments                           (13)          --          (6)         (19)
-------------------------------------------------------------------------------
1998 adjusted                         253            5          43          301
Utilized:
  Cash                                226            4          --          230
  Non-cash                             --           --          43           43
-------------------------------------------------------------------------------
Balance at
 December 31, 1999                  $  27        $   1       $  --        $  28
===============================================================================

      The adjustments to the 1998 restructuring liability result from finalization of actions for amounts lower than originally estimated. These adjustments were partially offset by additional restructuring charges associated with the 1998 actions that were not originally accruable.

      In 1997, the Corporation recorded charges which were similar in nature to those noted above. However, the amounts were not material and the related actions have been completed.

12 Foreign Exchange

The Corporation conducts business in many different currencies and, accordingly, is subject to the inherent risks associated with foreign exchange rate movements. The financial position and results of operations of substantially all of the Corporation's foreign subsidiaries are measured using the local currency as the functional currency. The aggregate effects of translating the balance sheets of these subsidiaries are deferred as a separate component of shareowners' equity. The Corporation had foreign currency net assets in more than forty currencies, aggregating $2.1 billion and $1.4 billion at December 31, 1999 and 1998. The Corporation's net assets in the Asia Pacific region were $1.0 billion and $489 million at December 31, 1999 and 1998.

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

      At December 31, the Corporation had the following amounts related to foreign exchange contracts hedging foreign currency transactions and firm commitments:


22   UNITED TECHNOLOGIES

IN MILLIONS OF DOLLARS                                      1999          1998
------------------------------------------------------------------------------
Notional amount                                           $2,569        $2,731
Gains and losses explicitly deferred
 as a result of hedging firm commitments:
  Gains deferred                                          $   15        $    6
  Losses deferred                                            (26)          (83)
------------------------------------------------------------------------------
                                                          $  (11)       $  (77)
==============================================================================

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

      The carrying amounts and fair values of financial instruments are as follows:

                                           DECEMBER 31, 1999   DECEMBER 31, 1998
                                           Carrying    Fair    Carrying    Fair
IN MILLIONS OF DOLLARS                      Amount     Value    Amount     Value
--------------------------------------------------------------------------------
Financial assets:
  Marketable equity securities              $  355    $  355    $   --    $   --
  Long-term receivables                         54        53        54        53
  Customer financing notes                     270       267       311       304
Financial liabilities:
  Short-term borrowings                        902       902       504       504
  Long-term debt                             3,196     3,163     1,423     1,674
Foreign exchange contracts:
  In a receivable position                      38        45        16        21
  In a payable position                         38        32       105        96
================================================================================

      The following methods and assumptions were used to estimate the fair value of financial instruments:

CASH, CASH EQUIVALENTS AND SHORT-TERM BORROWINGS. The carrying amount approximates fair value because of the short maturity of those instruments.

MARKETABLE EQUITY SECURITIES. The carrying value and fair value at December 31, 1999 represent the Corporation's investment in common stock that is classified as available for sale and is accounted for at fair value, where fair value is based on the quoted market price. In addition to the above, the Corporation holds shares of unregistered common stock that are considered restricted stock and are, therefore, not classified as available for sale. Those shares are reported as a long-term asset at their cost of $11 million and have an estimated fair value based on the quoted market price of approximately $355 million at December 31, 1999.

LONG-TERM RECEIVABLES AND CUSTOMER FINANCING NOTES. The fair values are based on quoted market prices for those or similar instruments. When quoted market prices are not available, an approximation of fair value is based upon projected cash flows discounted at an estimated current market rate of interest.

DEBT. The fair values are estimated based on the quoted market prices for the same or similar issues or on the current rates offered to the Corporation for debt of the same remaining maturities.

FOREIGN EXCHANGE CONTRACTS. The fair values are estimated based on the amount that the Corporation would receive or pay to terminate the agreements at the reporting date.

FINANCING COMMITMENTS. The Corporation had outstanding financing and rental commitments totaling $1,228 million at December 31, 1999. Risks associated with changes in interest rates are negated by the fact that interest rates are variable during the commitment term and are set at the date of funding based on current market conditions, the fair value of the underlying collateral and the credit worthiness of the customers. As a result, the fair value of these financings is expected to equal the amounts funded. The fair value of the commitment itself is not readily determinable and is not considered significant. Additional information pertaining to these commitments is included in Note 4.

14 Commitments and Contingent Liabilities

LEASES. The Corporation occupies space and uses certain equipment under lease arrangements. Rental commitments at December 31, 1999 under long-term noncancelable operating leases are as follows:

IN MILLIONS OF DOLLARS
--------------------------------------------------------------------------------
2000                                                                        $171
2001                                                                         126
2002                                                                          96
2003                                                                          68
2004                                                                          58
Thereafter                                                                   143
--------------------------------------------------------------------------------
                                                                            $662
================================================================================

  Rent expense was $234 million in 1999, $230 million in 1998 and $240 million in 1997.


                                                        UNITED TECHNOLOGIES   23

ENVIRONMENTAL. The Corporation's operations are subject to environmental regulation by federal, state and local authorities in the United States and regulatory authorities with jurisdiction over its foreign operations. As described in Note 1, the Corporation has accrued for the costs of environmental remediation activities and periodically reassesses these amounts. Management believes that losses materially in excess of amounts accrued are not reasonably possible.

      The Corporation has had insurance in force over its history with a number of insurance companies and has commenced litigation seeking indemnity and defense under these insurance policies in relation to its environmental liabilities. The litigation is expected to last several years. Environmental liabilities are not reduced by potential insurance reimbursements.

U.S. GOVERNMENT. The Corporation is now, and believes that, in light of the current government contracting environment, it will be the subject of one or more government investigations. If the Corporation or one of its business units were charged with wrongdoing as a result of any of these investigations, the Corporation or one of its business units could be suspended from bidding on or receiving awards of new government contracts pending the completion of legal proceedings. If convicted or found liable, the Corporation could be fined and debarred from new government contracting for a period generally not to exceed three years. Any contracts found to be tainted by fraud could be voided by the Government.

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

OTHER. The Corporation extends performance and operating cost guarantees beyond its normal warranty and service policies for extended periods on some of its products, particularly commercial aircraft engines. Liability under such guarantees is contingent upon future product performance and durability. The Corporation has accrued its estimated liability that may result under these guarantees.

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

15 Segment Financial Data

The Corporation and its subsidiaries design, develop, manufacture, sell and provide service on products, classified in four principal operating segments. The Corporation's operating segments were generally determined on the management of the businesses and on the basis of separate operating companies, each with general operating autonomy over diversified products and services.

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

      Pratt & Whitney products include aircraft engines and spare parts sold to a diversified customer base, including international and domestic commercial airlines and aircraft leasing companies, aircraft manufacturers, regional and commuter airlines, and U.S. and non-U.S. governments. Pratt & Whitney also provides product support and a full range of overhaul, repair and fleet management services and produces land-based power generation equipment which is used for electrical power generation and other applications.

      The Flight Systems segment includes Hamilton Sundstrand and Sikorsky Aircraft. Hamilton Sundstrand products include environmental, flight and fuel control systems and propellers sold primarily to U.S. and non-U.S. governments, aerospace and defense contractors, and airframe and jet engine manufacturers and power generation, distribution and management systems. Sikorsky Aircraft products include helicopters and spare parts sold primarily to U.S. and non-U.S. governments.

      Operating segment and geographic data include the results of all majority-owned subsidiaries, consistent with the management reporting of these businesses. For certain of these subsidiaries, minority shareholders have rights which, under the provisions of EITF 96-16, overcome the presumption of control. In the Corporation's consolidated results, these subsidiaries are accounted for using the equity method of accounting. Adjustments to reconcile segment reporting to consolidated results are included in "Eliminations and other," which also includes certain small subsidiaries.

      Operating segment information for the years ended December 31 follows:


24   UNITED TECHNOLOGIES

Operating Segments

                                 Total Revenues                Operating Profits

IN MILLIONS OF DOLLARS      1999       1998       1997      1999      1998      1997
------------------------------------------------------------------------------------
Otis                     $ 5,654    $ 5,572    $ 5,548    $  493    $  533    $  465
Carrier                    7,353      6,922      6,056       459       495       458
Pratt & Whitney            7,674      7,876      7,402       634     1,024       816
Flight Systems             3,810      2,891      2,804       247       287       301
------------------------------------------------------------------------------------
Total segment            $24,491    $23,261    $21,810    $1,833    $2,339    $2,040
Eliminations and other      (364)      (452)      (522)      (85)      (89)      (56)
General corporate
  expenses                    --         --         --      (231)     (243)     (222)
------------------------------------------------------------------------------------
Consolidated             $24,127    $22,809    $21,288    $1,517    $2,007    $1,762
Interest expense              --         --         --      (260)     (197)     (188)
------------------------------------------------------------------------------------
Income from continuing
  operations before
  income taxes and
  minority interests                                      $1,257    $1,810    $1,574
====================================================================================

                                 Total Assets               Capital Expenditures        Depreciation and Amortization

IN MILLIONS OF DOLLARS      1999      1998      1997       1999      1998      1997       1999      1998      1997
---------------------------------------------------------------------------------------------------------------------
Otis                     $ 4,036   $ 3,049   $ 2,666       $ 84      $ 93      $143       $145      $139      $134
Carrier                    5,592     4,556     4,012        237       190       143        195       184       148
Pratt & Whitney            5,660     5,863     5,617        243       254       285        250       278       286
Flight Systems             7,677     2,154     1,714        166       105        91        241       118       118
---------------------------------------------------------------------------------------------------------------------
Total segment            $22,965   $15,622   $14,009       $730      $642      $662       $831      $719      $686
Eliminations and other     1,401     2,146     1,688         32        31        (4)        13        11        21
---------------------------------------------------------------------------------------------------------------------
Consolidated             $24,366   $17,768   $15,697       $762      $673      $658       $844      $730      $707
=====================================================================================================================

SEGMENT REVENUES AND OPERATING PROFIT. Total revenues by operating segment include intersegment sales, which are generally made at prices approximating those that the selling entity is able to obtain on external sales. Operating profits by segment includes income before interest expense, income taxes and minority interest.

Geographic Areas

                                   External Revenues                   Operating Profits                  Long-Lived Assets

IN MILLIONS OF DOLLARS         1999        1998        1997       1999        1998        1997         1999      1998       1997
--------------------------------------------------------------------------------------------------------------------------------
United States
  operations                $14,814     $13,852     $12,494     $  757      $1,340      $1,123      $ 7,465    $3,026     $2,443
International operations:
  Europe                      4,433       4,252       3,857        473         516         364        1,028       842        772
  Asia Pacific                2,615       2,487       2,943        206         130         210        1,464       812        557
  Other                       2,472       2,517       2,348        396         353         343          514       501        541
Eliminations and
  other                        (207)       (299)       (354)      (315)       (332)       (278)          28        --        (23)
--------------------------------------------------------------------------------------------------------------------------------
Consolidated                $24,127     $22,809     $21,288     $1,517      $2,007      $1,762      $10,499    $5,181     $4,290
================================================================================================================================


                                                        25   UNITED TECHNOLOGIES

GEOGRAPHIC EXTERNAL REVENUES AND OPERATING PROFIT. Geographic external revenues and operating profits are attributed to the geographic regions based on their location of origin. United States external revenues include export sales to commercial customers outside the U.S. and sales to the U.S. Government, commercial and affiliated customers, which are known to be for resale to customers outside the U.S.

      Revenues from United States operations include export sales as follows:

IN MILLIONS OF DOLLARS                          1999          1998          1997
--------------------------------------------------------------------------------
Europe                                        $1,303        $  967        $  870
Asia Pacific                                   1,389         1,910         1,854
Other                                            950         1,220         1,116
--------------------------------------------------------------------------------
                                              $3,642        $4,097        $3,840
================================================================================

GEOGRAPHIC LONG-LIVED ASSETS. Long-lived assets include net fixed assets and intangibles which can be attributed to the specific geographic regions.

MAJOR CUSTOMERS. Revenues include sales under prime contracts and subcontracts to the U.S. Government, primarily related to Pratt & Whitney and Flight Systems products, as follows:

IN MILLIONS OF DOLLARS                          1999          1998          1997
--------------------------------------------------------------------------------
Pratt & Whitney                               $2,116        $1,941        $1,935
Flight Systems                                 1,174         1,273         1,317
================================================================================

Selected Quarterly Financial Data (Unaudited)

                                                            Quarter Ended

IN MILLIONS OF DOLLARS,
EXCEPT PER SHARE AMOUNTS                March 31         June 30    September 30     December 31
------------------------------------------------------------------------------------------------
1999
Sales                                     $5,382          $5,984          $6,068          $6,410
Gross margin                               1,405           1,637           1,211           1,406
Income from continuing operations            278             417              90              56
Net income                                   308           1,077              90              56
Earnings per share of Common Stock:
  Basic:
    Continuing operations                 $  .60          $  .89          $  .17          $  .10
    Net earnings                          $  .67          $ 2.33          $  .17          $  .10
  Diluted:
    Continuing operations                 $  .57          $  .83          $  .16          $  .10
    Net earnings                          $  .63          $ 2.15          $  .16          $  .10

1998
Sales                                     $5,220          $5,848          $5,710          $6,009
Gross margin                               1,259           1,539           1,508           1,584
Income from continuing operations            229             333             326             269
Net income                                   260             360             348             287
Earnings per share of Common Stock:
  Basic:
    Continuing operations                 $  .48          $  .71          $  .70          $  .58
    Net earnings                          $  .55          $  .77          $  .75          $  .62
  Diluted:
    Continuing operations                 $  .46          $  .67          $  .66          $  .55
    Net earnings                          $  .52          $  .72          $  .70          $  .58
================================================================================================

Comparative Stock Data

                                     1999                                          1998
------------------------------------------------------------------------------------------------------
Common Stock            High         Low       Dividend               High          Low      Dividend
First quarter         67 13/16     54            $.18               46 31/32      33 1/2       $.155
Second quarter        74 11/16     61 3/4        $.18               50 1/16       42 1/32      $.18
Third quarter         71 3/16      56            $.20               49 9/16       35 7/8       $.18
Fourth quarter        65           52 5/16       $.20               56 1/4        36           $.18
------------------------------------------------------------------------------------------------------

The Corporation's Common Stock is listed on the New York Stock Exchange. The high and low prices are based on the Composite Tape of the New York Stock Exchange. There were approximately 25,000 common shareowners of record at December 31, 1999.


26   UNITED TECHNOLOGIES