Form 10-K, Exhibit 13
period 2000-12-31
UNITED TECHNOLOGIES CORP /DE/
filed 2001-02-12
CIK 101829

                                                                    EXHIBIT 13

Five Year Summary

IN MILLIONS OF DOLLARS, EXCEPT PER SHARE AMOUNTS             2000       1999       1998       1997       1996
-------------------------------------------------------  --------  ------------------------------------------
For the year
Revenues                                                 $ 26,583   $ 24,127   $ 22,809   $ 21,288   $ 19,872
Research and development                                    1,302      1,292      1,168      1,069      1,014
Income from continuing operations                           1,808        841      1,157        962        788
Net income                                                  1,808      1,531      1,255      1,072        906
Earnings per share:
  Basic:
    Continuing operations                                    3.78       1.74       2.47       1.98       1.57
    Net earnings                                             3.78       3.22       2.68       2.22       1.81
  Diluted:
    Continuing operations                                    3.55       1.65       2.33       1.89       1.51
    Net earnings                                             3.55       3.01       2.53       2.10       1.74
Cash dividends per common share                              .825        .76       .695        .62        .55
Average number of shares of Common Stock outstanding:
  Basic                                                     470.1      465.6      455.5      468.9      482.9
  Diluted                                                   508.0      506.7      494.8      507.1      517.2
Return on average common shareowners' equity, after tax     24.4%      24.6%      28.6%      24.5%      21.1%
Operating cash flows                                        2,503      2,310      2,314      1,903      1,886
Acquisitions, including debt assumed                        1,340      6,268      1,237        605        335
Share repurchase                                              800        822        650        849        459

At year end
Working capital, continuing operations                   $  1,318   $  1,412   $  1,359   $  1,712   $  2,168
Total assets                                               25,364     24,366     17,768     15,697     15,566
Long-term debt, including current portion                   3,772      3,419      1,669      1,389      1,506
Total debt                                                  4,811      4,321      2,173      1,567      1,709
  Debt to total capitalization                                39%        38%        33%        28%        28%
ESOP Preferred Stock, net                                     432        449        456        450        434
Shareowners' equity                                         7,662      7,117      4,378      4,073      4,306
-------------------------------------------------------  --------  ------------------------------------------
Number of employees - continuing operations               153,800    148,300    134,400    130,400    123,800
-------------------------------------------------------  --------  ------------------------------------------


                                                          UNITED TECHNOLOGIES  1

Management's Discussion and Analysis

>  Management's Discussion and Analysis of Results of
   Operations and Financial Position

The Corporation's operations are classified into four principal operating segments: Otis, Carrier, Pratt & Whitney and Flight Systems. Otis and Carrier serve customers in the commercial and residential property industries. Carrier also serves commercial and transport refrigeration customers. Pratt & Whitney and the Flight Systems segment, which includes Sikorsky Aircraft ("Sikorsky") and Hamilton Sundstrand, primarily serve commercial and government customers in the aerospace industry. The Corporation's segment operating results are discussed in the Segment Review and Note 15 of the Notes to Consolidated Financial Statements.

>  Business Environment

As worldwide businesses, the Corporation's operations are affected by regional and industry economic factors. However, the Corporation's geographic and industry diversity has helped limit the impact of any one industry or the economy of any single country on the consolidated results.

  Revenues from outside the U.S., including U.S. export sales, in dollars and as a percentage of total segment revenues, are as follows:

IN MILLIONS OF DOLLARS       2000     1999     1998  2000  1999  1998
------------------------- -------  -------  -------  ----  ----  ----
Europe                    $ 4,413  $ 4,433  $ 4,252   17%   18%   18%
Asia Pacific                3,319    2,615    2,487   12%   11%   11%
Other foreign               2,820    2,472    2,517   11%   10%   11%
U.S. Exports                4,134    3,642    4,097   15%   15%   17%
------------------------- -------  -------  -------  ----  ----  ----
International
 Segment Revenues         $14,686  $13,162  $13,353   55%   54%   57%
------------------------- -------  -------  -------  ----  ----  ----

      The economic recovery in the Asia Pacific region continued during 2000, however, the recovery has varied by industry. In particular, growth in the construction and related industries proceeded at a slower pace than overall growth in the region. Vacancy rates generally remain high and it may take several years for the market to absorb the excess space. Although substantial projects have recently been initiated, overall construction spending in the region remains below the levels experienced immediately before the 1997 economic downturn. Management believes that the long-term economic growth prospects of the region remain intact and, consequently, the Corporation's Asia Pacific investment strategy continues to focus on the long-term infrastructure requirements of the region.

      As part of its globalization strategy, the Corporation has invested in businesses in other countries, including the People's Republic of China, Russia, Brazil and South Korea, which carry higher levels of currency, political and economic risk. At December 31, 2000, the Corporation's net investment in any one of these countries was less than 5% of consolidated equity.

      During 2000, the decline in the euro had a negative impact on the translation of euro-denominated operating results into U.S. dollars.

OTIS is the world's largest elevator and escalator manufacturing and service company. It serves an international customer base, principally in commercial real estate. In 2000, 77% of its revenues were generated outside the U.S. Otis' results can be impacted by various economic factors, including fluctuations in commercial construction (which can affect new equipment installations), labor costs (which can impact service and maintenance margins on installed elevators and escalators), interest rates and foreign currency exchange rates.

      During 2000, U.S. office building construction starts continued to gradually decline from their 1998 peak, but remained at high levels. In response to tight market conditions and the resulting demand for space, construction order activity remained strong but showed some signs of slowing. National office vacancy rates remained low, but increased slightly as market conditions eased.

CARRIER is the world's largest manufacturer of commercial and residential heating, ventilating and air conditioning ("HVAC") systems and equipment. Carrier is also a leading producer of commercial and transport refrigeration equipment and provides aftermarket service and components for both the HVAC and refrigeration industries. During 2000, 48% of Carrier's revenues were generated outside the U.S. and by U.S. exports. Carrier's results can be impacted by a number of external factors, including commercial and residential construction activity, production and utilization of transport equipment, weather conditions, fuel prices, interest rates and foreign currency exchange rates.

      During 2000, a cooler summer selling season in many regions of the U.S. adversely impacted North American residential operations during a portion of the year. U.S. residential housing and commercial construction starts decreased slightly in 2000 compared to 1999. Higher fuel prices and interest rates contributed to a weakness in the North American truck/trailer transport refrigeration market during 2000 that is expected to continue into 2001.

PRATT & WHITNEY and the FLIGHT SYSTEMS segments comprise the Corporation's aerospace businesses and produce commercial and government aerospace and defense products. The financial performance of those segments is directly tied to the aviation and defense industries. Traffic growth, load factors, worldwide airline profits and general economic activity have been reliable indicators for new aircraft and aftermarket orders. Spare part sales and aftermarket service trends can be impacted by many factors, including usage, pricing, regulatory changes and retirement of older aircraft. Growth in the general aviation sector has been closely tied to the overall health of the economy and is positively correlated to corporate profits.

      During 2000, traffic growth and load factors increased. Airlines discussed potential consolidation as worldwide airline profits decreased, in part due to rising fuel costs and labor issues. Aircraft manufacturers and airlines continued to reduce supplier bases and seek lower cost packages. Backlog in the general aviation and corporate sectors continued to grow. Future growth in those sectors is expected to slow.

      The defense portion of the Corporation's aerospace businesses continues to respond to a changing global political environment. The U.S. and European defense industries continue to reduce costs and consolidate in response to continued pressure on U.S. and global defense spending. Customers have ongoing efforts to review and reprioritize research and procurement initiatives and foreign


2  UNITED TECHNOLOGIES
military programs have been delayed. During 2000, the Corporation's total sales to the U.S. Government were $2,875 million or 11% of total sales, compared with $3,342 million or 14% of total sales in 1999 and $3,264 million or 14% of total sales in 1998.

PRATT & WHITNEY is a major supplier of commercial, general aviation and military aircraft engines, along with spare parts, product support and a full range of aftermarket and fleet management services. Pratt & Whitney is responding to market pressures by diversifying its product base for large commercial engines from the wide-bodied aircraft market to include engines designed specifically for the narrow-bodied aircraft market. In addition, the aftermarket business is being impacted by technological improvements to newer generation engines that increase reliability and by increased competition. In response, Pratt & Whitney continues to enhance its aftermarket business through acquisitions and repositioning actions aimed at improving efficiency.

      Pratt & Whitney continues to provide engines and aftermarket products and services to both U.S. and foreign governments. Pratt & Whitney's engines have been selected to power the Air Force's F22 fighter aircraft and demonstration aircraft of the Joint Strike Fighter program. The Joint Strike Fighter program is intended to lead to the development of a single aircraft, with configurations for conventional and short take off and landing, for the U.S. Navy, Air Force and Marine Corps and the United Kingdom Royal Navy.

FLIGHT SYSTEMS SEGMENT provides global products and service through Hamilton Sundstrand and Sikorsky. Hamilton Sundstrand provides aerospace and industrial products and aftermarket services for diversified industries. Aerospace products include aircraft power generation management and distribution systems, and environmental, flight and fuel control systems. Hamilton Sundstrand has been responding to industry pressures by focusing on the development of new product and service offerings, acquisitions and actions aimed at improving efficiency.

      Sikorsky manufactures commercial and military helicopters, and provides aftermarket products and services. It has responded to continued overcapacity among helicopter manufacturers by improving its cost structure, expanding the capabilities of its existing products and developing new product and service offerings. Sikorsky is leading an international team in developing the S-92, a large cabin derivative of the Black Hawk. In its government business, Sikorsky will continue to supply Black Hawk helicopters and derivatives thereof to the U.S. and foreign governments extending into 2004. A Sikorsky-Boeing joint venture is also under contract with the U.S. Army to develop the RAH-66 Comanche, thirteen of which are contracted for delivery in 2004-2005 under the current phase of the program.

>  Results of Continuing Operations

In Millions of Dollars                       2000     1999     1998
----------------------------------------  -------  ----------------
Sales                                     $26,206  $23,844  $22,787
Financing revenues and other income, net      377      283       22
----------------------------------------  -------  ----------------
Revenues                                  $26,583  $24,127  $22,809
----------------------------------------  -------  ----------------

Consolidated revenues increased 10% in 2000 and 6% in 1999. Excluding the unfavorable impact of foreign currency translation, consolidated revenues increased by 13% in 2000 and 7% in 1999. Revenue growth in 2000 reflects the impact of acquisitions as well as growth at Otis and Carrier. The 1999 increase was primarily due to revenue increases at Carrier and Otis and the acquisition of Sundstrand Corporation ("Sundstrand") in the Flight Systems segment. The increases in both years more than offset decreases at Pratt & Whitney.

      Financing revenues and other income, net, increased $94 million and $261 million in 2000 and 1999. Included in 2000 is interest income on prior period income tax credits resulting from an industry related court decision. Included in 1998 were costs associated with Pratt & Whitney's repurchases of participant interests in commercial engine programs, partially offset by the favorable settlement of a contract dispute with the U.S. Government.

IN MILLIONS OF DOLLARS                       2000     1999     1998
----------------------------------------  -------  ----------------
Cost of sales                             $18,970  $18,185  $16,897
Gross margin percent                        27.6%    23.7%    25.8%
----------------------------------------  -------  ----------------

      Gross margin as a percentage of sales increased 3.9 percentage points in 2000 and decreased 2.1 percentage points in 1999 due primarily to restructuring and other charges of $865 million recorded in cost of sales in 1999. Modest benefits in 2000 resulted from restructuring savings that were offset by costs not originally accruable.

IN MILLIONS OF DOLLARS                       2000     1999     1998
----------------------------------------  -------  ----------------
Research and development                   $1,302   $1,292   $1,168
Percent of sales                             5.0%     5.4%     5.1%
----------------------------------------  -------  ----------------

      Research and development spending increased $10 million (1%) in 2000 and $124 million (11%) in 1999 primarily due to the inclusion of the operations of Sundstrand in the Flight Systems segment beginning in the second quarter of 1999. The 1999 increase also included costs related to product development and aircraft systems integration at Pratt & Whitney. Both years include the Corporation's continued funding of research and development at its fuel cell unit, with increased funding in 2000. Total research and development expenses are expected to remain at approximately 5% of sales in 2001.

IN MILLIONS OF DOLLARS                       2000     1999     1998
----------------------------------------  -------  ----------------
Selling, general and administrative        $3,171   $3,133   $2,737
Percent of sales                            12.1%    13.1%    12.0%
----------------------------------------  -------  ----------------

      Selling, general and administrative expenses as a percentage of sales decreased 1 percentage point in 2000 and increased 1.1 percentage points in 1999 primarily due to 1999 restructuring and other charges of $151 million. The decrease in 2000 also reflects cost reductions resulting from restructuring actions, partially offset by the impact of acquisitions.

IN MILLIONS OF DOLLARS                       2000     1999     1998
----------------------------------------  -------  ----------------
Interest expense                             $382     $260     $197
----------------------------------------  -------  ----------------


                                                          UNITED TECHNOLOGIES  3

      Interest expense increased 47% in 2000 and 32% in 1999 primarily related to the impact of the issuance of $500 million of 7.125% notes in November 2000, $325 million of 6.625% notes in November 1999, $1 billion of 6.4% notes in September 1999 and $400 million of 6.5% notes in May 1999 and an increased level of foreign borrowing, partially offset by debt repayments of $435 million in 2000 and $557 million in 1999. Interest expense is expected to increase in 2001 as a result of the full year impact of the 2000 debt issuances.

                                             2000     1999     1998
----------------------------------------  -------  ----------------
Average interest rate:
  Short-term borrowings                      9.9%      8.7%   10.4%
  Total debt                                 8.1%      7.7%    8.3%
----------------------------------------  -------  ----------------

      The average interest rate for the year on short-term borrowings exceeded that of total debt due to higher short-term borrowing rates in certain foreign operations. The weighted-average interest rate applicable to debt outstanding at December 31, 2000 was 7.6% for short-term borrowings and 7.5% for total debt.

                                             2000     1999     1998
----------------------------------------  -------  ----------------
Effective income tax rate                   30.9%    25.9%    31.4%
----------------------------------------  -------  ----------------

      The 2000 effective tax rate includes the impact of two discrete items: the revaluation of the Corporation's state deferred tax asset resulting from the enactment of Connecticut tax law changes and the benefits of income tax credits for prior periods associated with an industry related court decision. The Internal Revenue Service is reviewing all of the Corporation's claims for prior periods' benefits as part of the routine examination of the Corporation's income tax returns and any additional impact on the Corporation's liability for income taxes cannot presently be determined.

      Excluding the discrete tax items in 2000 discussed above and the 1999 restructuring actions, the effective tax rate for 2000 decreased to 30.5% from 30.9% for 1999. The Corporation has continued to lower its effective tax rate by implementing tax reduction strategies.

      The future tax benefit arising from net deductible temporary differences and tax carryforwards is $2,504 million. The net deductible temporary differences relate to expenses recognized for financial reporting purposes which will result in tax deductions over varying future periods. Management believes that the Corporation's earnings during the periods when the temporary differences become deductible will be sufficient to realize the related future income tax benefits. While some tax credit and loss carryforwards have no expiration date, certain foreign and state tax loss carryforwards arise in a number of different tax jurisdictions with expiration dates beginning in 2001. For those jurisdictions where the expiration date or the projected operating results indicate that realization is not likely, a valuation allowance has been provided.

      For additional discussion of income taxes, see Note 9 of the Notes to Consolidated Financial Statements.

>  Business Acquisitions

During 2000, the Corporation invested $1,340 million, including debt assumed, in the acquisition of more than 30 businesses. The largest acquisition was Carrier's purchase of Specialty Equipment Companies, a North American based company that designs, manufactures and markets a broad array of refrigeration and food service products globally, for $708 million.

      During 1999, the Corporation invested $6,268 million, including debt assumed, in business acquisitions. That amount includes the acquisition of Sundstrand for approximately $4.3 billion.

      For additional discussion of 2000 acquisitions, see Liquidity and Financing Commitments and Note 2 of the Notes to Consolidated Financial Statements.

>  Dispositions of Businesses

In May 1999, the Corporation sold its UT Automotive unit to Lear Corporation for $2.3 billion, which resulted in an after-tax gain of $650 million. UT Automotive results, through the date of disposition, appear as income from operations of the discontinued UT Automotive unit in the Consolidated Statement of Operations.

>  Restructuring and Other Costs

As described in Note 11 of the Notes to Consolidated Financial Statements, the Corporation's operating segments initiated a variety of actions in 1999 aimed at further strengthening their future profitability and competitive position. The 1999 actions totaled $1,120 million, before income taxes and minority interests, and included accrued restructuring charges of $842 million, related charges of $141 million that were not accruable when initiated, and charges associated with product development and aircraft systems integration and non-product purchasing. Those amounts were recorded at each of the Corporation's operating segments as follows:

IN MILLIONS OF DOLLARS
--------------------------------------------
Otis                                  $  186
Carrier                                  196
Pratt & Whitney                          534
Flight Systems                           161
Other                                     43
------------------------------------  ------
                                      $1,120
------------------------------------  ------

      In February 2000, a Federal District Court issued an injunction relative to certain restructuring actions planned by Pratt & Whitney that would move work from Connecticut to Arkansas, Texas and Oklahoma. After a subsequent ruling by the Second Circuit Court of Appeals, the injunction remains in place until the end of the Collective Bargaining Agreement in December 2001. The Corporation does not believe that this resolution of the litigation will materially impact the Corporation's restructuring program.

      During 2000, the Corporation incurred and recognized $317 million of additional costs that were not accruable or contemplated when the 1999 actions were initiated. Those additional costs have been more than offset by savings relating to this program and adjustments to the 1999 restructuring liability, resulting in a modest benefit at the end of 2000. Net restructuring savings are expected to increase in 2001. Recurring savings, associated primarily with a net reduction in workforce and facility closures, are expected to increase over the next two years to approximately $750 million pre-tax annually, primarily benefitting cost of sales.

      The Corporation had pre-tax cash outflows related to these programs of $537 million, including $302 million of additional costs that were not accruable or contemplated when the actions were initiated. The Corporation expects to incur as much as $100 million in non-accruable costs in the next year associated with finalization of the 1999 restructuring and other actions.

      For additional discussion of restructuring, see Note 11 of the Notes to Consolidated Financial Statements.


4  UNITED TECHNOLOGIES

>  Segment Review

                                         Revenues           Operating Profits     Operating Profit Margin
IN MILLIONS OF DOLLARS             2000    1999    1998      2000  1999    1998     2000    1999    1998
-------------------------------- ------  --------------   -------  ------------  -------  --------------
Otis                             $6,153  $5,654  $5,572    $  798  $493  $  533    13.0%   8.7%     9.6%
Carrier                           8,430   7,353   6,922       795   459     495     9.4%   6.2%     7.2%
Pratt & Whitney                   7,366   7,674   7,876     1,200   634   1,024    16.3%   8.3%    13.0%
Flight Systems                    4,992   3,810   2,891       614   247     287    12.3%   6.5%     9.9%
-------------------------------- ------  --------------   -------  ------------  -------  --------------

Operating segment and geographic data of the Corporation's principal operating segments include the results of all majority-owned subsidiaries, consistent with the management of these businesses. For certain of these subsidiaries, minority shareholders have rights which overcome the presumption of consolidation. In the Corporation's consolidated results, these subsidiaries are accounted for using the equity method of accounting.

>  2000 Compared to 1999

OTIS revenues increased $499 million (9%) in 2000. Excluding the unfavorable impact of foreign currency translation, 2000 revenues increased 14%, reflecting the impact of the acquisition of LG Industrial Systems' Building Facilities Group in the fourth quarter of 1999 and increased sales in all regions, led by North America where construction activity remained strong.

      Otis operating profits increased $305 million (62%) in 2000 largely due to restructuring charges of $186 million recorded during 1999. Excluding restructuring charges and the unfavorable impact of foreign currency translation, operating profits increased 27%, reflecting profit improvements in all regions resulting from cost reduction actions as well as the impact of the acquisition of LG Industrial Systems' Building Facilities Group.

CARRIER revenues increased $1,077 million (15%) in 2000. Excluding the unfavorable impact of foreign currency translation, 2000 revenues increased 17%, reflecting the impact of the acquisitions of International Comfort Products ("ICP") during the third quarter of 1999 and the commercial refrigeration business of Electrolux AB early in 2000 as well as growth in the North American commercial businesses. A decline in the North American truck/trailer transport refrigeration operation associated with higher fuel prices and interest rates partially offset the increase.

      Carrier operating profits increased $336 million (73%) compared to 1999 in part due to 1999 restructuring charges of $196 million. Excluding restructuring charges and the unfavorable impact of foreign currency translation, operating profits increased 24%. That increase is primarily due to the impact of the acquisition of ICP and improved operating performance in the North American commercial and residential HVAC businesses. The increase was partially offset by a decrease in the North American truck/trailer transport refrigeration operation associated with higher fuel prices and interest rates and by the transaction impact of a weaker euro.

PRATT & WHITNEY revenues decreased $308 million (4%) in 2000. The decrease was due primarily to fewer commercial and large military engine shipments and lower revenues in government funded development programs, partially offset by higher sales in the small engine business at Pratt & Whitney Canada.

      Pratt & Whitney operating profits increased $566 million (89%) in 2000, primarily due to 1999 restructuring and other charges of $534 million. Excluding restructuring and other charges, operating profit increased 3%, reflecting improved performance and lower costs in the commercial engine business, favorable volume at Pratt & Whitney Canada and a slight increase in the aftermarket businesses, due primarily to military spares. Those increases were partially offset by lower military engine volume.

FLIGHT SYSTEMS revenues increased $1,182 million (31%) and operating profits increased $367 million in 2000. Both increases are largely the result of including the full year results of Sundstrand, acquired in the second quarter of 1999. Revenues also include growth at Sikorsky associated with increased helicopter shipments. Operating profit also increased due to 1999 restructuring and other charges of $161 million.

>  1999 Compared to 1998

OTIS revenues increased $82 million (1%) in 1999. Excluding the unfavorable impact of foreign currency translation, 1999 revenues increased 3%, reflecting increases in North American and European operations, partially offset by a decrease in Asia Pacific operations.

      Otis operating profits decreased $40 million (8%) in 1999. Excluding the unfavorable impact of foreign currency translation, 1999 operating profits decreased 6%, due primarily to 1999 restructuring and other charges of $186 million that were in excess of 1998 restructuring charges. Restructuring charges were associated with facility consolidations and workforce reductions. The 1999 charges were partially offset by improved operating performance, particularly in North American operations, which benefited from increased orders and an increase in construction activity, and in Asia Pacific and European operations. Operating profits suffered in Latin American operations, which continued to face pressure from the devaluation of the Real in Brazil. Excluding restructuring in 1999 and 1998, operating profits increased.

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


                                                          UNITED TECHNOLOGIES  5

PRATT & WHITNEY revenues decreased $202 million (3%) in 1999. The decrease reflects fewer military and commercial engine shipments and lower commercial spare parts volumes, partially offset by increases in the commercial overhaul and repair business, military aftermarket and Pratt & Whitney Canada. In addition, the 1998 revenues included a favorable settlement of a contract dispute with the U.S. Government and costs to repurchase interests from participants in commercial engine programs.

      Pratt & Whitney operating profits decreased $390 million (38%), primarily reflecting 1999 restructuring and other charges of $534 million that exceeded those in 1998. Lower military and commercial engine and commercial spare parts volumes and the absence of a nonrecurring 1998 gain were partially offset by higher overhaul and repair and military aftermarket volume, improved operating profits at Pratt & Whitney Canada and the absence of 1998 costs to repurchase interests from participants in commercial engine programs. The 1999 restructuring and other charges were associated with workforce reductions, consolidation of facilities and costs associated with product development and aircraft systems integration. The 1998 restructuring charges related to workforce reductions in the U.S. and Canada.

FLIGHT SYSTEMS revenues increased $919 million (32%) in 1999, reflecting the inclusion of Sundstrand's operations for the second half of 1999, partially offset by the effects of fewer helicopter deliveries at Sikorsky.

      Flight Systems operating profits decreased $40 million (14%) in 1999, due primarily to 1999 restructuring and other charges of $161 million, which were in excess of charges recorded in 1998, and fewer helicopter deliveries at Sikorsky. Those items were partially offset by the inclusion of Sundstrand results for the second half of 1999. The 1999 restructuring charges related to closing facilities, consolidating functions, reducing workforce and rationalizing customer support.

>  Liquidity and Financing Commitments

IN MILLIONS OF DOLLARS                     2000    1999
---------------------------------------- ------  ------
Cash and cash equivalents                $  748  $  957
Total debt                                4,811   4,321
Net debt (total debt less cash)           4,063   3,364
Shareowners' equity                       7,662   7,117
Debt to total capitalization                39%     38%
Net debt to total capitalization            35%     32%
---------------------------------------- ------  ------

Management assesses the Corporation's liquidity in terms of its overall ability to generate cash to fund its operating and investing activities. Significant factors affecting the management of liquidity are: cash flows generated from operating activities, capital expenditures, customer financing requirements, acquisitions, dividends, Common Stock repurchases, adequate bank lines of credit and the ability to attract long-term capital with satisfactory terms.

      Net cash provided by operating activities in 2000 was $2,503 million compared to $2,310 million in 1999. The increase resulted primarily from improved operating performance, in part due to lower restructuring charges in 2000. Pre-tax cash outflows associated with the 1999 restructuring and other actions, including costs not accruable or contemplated when the actions were initiated, were $537 million in 2000 and $366 million in 1999.

      Cash used in investing activities was $2,101 million in 2000 compared to $4,411 million in 1999. The most significant component of investing cash flows related to business acquisitions. In 2000, the Corporation invested $1,340 million in the acquisition of businesses, consisting of $1,168 million of cash and $172 million of assumed debt. The most significant acquisition was Carrier's acquisition of Specialty Equipment Companies for $601 million of cash and $107 million of debt assumed. The Corporation invested $6.3 billion in the acquisition of businesses in 1999, consisting of approximately $3.5 billion of cash, $900 million of assumed debt and $1.9 billion of common stock issued from Treasury. That amount includes the acquisition of Sundstrand for approximately $4.3 billion. Capital expenditures increased $175 million to $937 million in 2000. The Corporation expects 2001 capital spending to remain comparable to 2000. Customer financing activities used cash of $40 million in 2000, compared to $188 million in 1999, and reflect decreased demands for customer financing. While the Corporation expects that customer financing will be a use of cash in 2001, actual funding is subject to usage under existing customer financing requirements. At December 31, 2000, the Corporation had financing and rental commitments of $1,218 million related to commercial aircraft, of which as much as $268 million may be required to be disbursed in 2001. The Corporation may also arrange for third-party investors to assume a portion of its commitments. Refer to Note 4 of the Notes to Consolidated Financial Statements for additional discussion of the Corporation's commercial airline industry assets and commitments.

      Financing cash outflows include the Corporation's repurchase of $800 million and $822 million of Common Stock during 2000 and 1999, representing 13.6 million and 13.2 million shares, under previously announced share repurchase programs. Share repurchase continues to be a significant use of the Corporation's strong cash flows and has more than offset the dilutive effect resulting from the issuance of stock under stock-based employee benefit programs. At December 31, 2000, 11.3 million shares remained available for repurchase under the announced program.

      As described in Note 2 of the Notes to Consolidated Financial Statements, on May 4, 1999, the Corporation sold its UT Automotive unit to Lear Corporation. The discontinued UT Automotive operation and its subsequent sale provided $2,159 million of cash in 1999.

      At December 31, 2000, the Corporation had credit commitments from banks totaling $1.5 billion under a Revolving Credit Agreement, which serves as a back-up facility for issuance of commercial paper. At December 31, 2000, there were no borrowings under the Revolving Credit Agreement. In addition, at December 31, 2000, approximately $1.2 billion was available under short-term lines of credit with local banks at the Corporation's various international subsidiaries.

      As described in Note 8 of the Notes to Consolidated Financial Statements, the Corporation issued $500 million of notes in 2000 and $1,725 million in 1999. The proceeds of those issuances were used to finance acquisitions, including Specialty Equipment Companies in 2000 and Sundstrand in 1999, and for general corporate purposes, including repurchases of the Corporation's Common Stock. At December 31, 2000, up to $1 billion of additional medium-term and long-term debt could be issued under a shelf registration statement on file with the Securities and Exchange Commission.

      The Corporation's shareowners' equity is impacted by a variety of factors, including those items that are not reported in earnings but are reported directly in equity, such as foreign currency translation, minimum pension liability adjustments and unrealized holding


6  UNITED TECHNOLOGIES
gains and losses on available-for-sale securities. See the Consolidated Statement of Changes in Shareowners' Equity for information on such non-shareowners' changes.

      The Corporation believes that existing sources of liquidity are adequate to meet anticipated borrowing needs at comparable risk-based interest rates for the foreseeable future. Although uncertainties in acquisition spending could cause modest variations at times, management anticipates that the level of debt to capital will remain generally consistent with recent levels. The anticipated level of debt to capital is expected to be sufficient to satisfy the Corporation's various cash flow requirements, including acquisition spending and continued share repurchases.

>  Market Risk and Risk Management

The Corporation is exposed to fluctuations in foreign currency exchange rates, interest rates and commodity prices. To manage certain of those exposures, the Corporation uses derivative instruments, including swaps, forward contracts and options. Derivative instruments utilized by the Corporation in its hedging activities are viewed as risk management tools, involve little complexity and are not used for trading or speculative purposes. The Corporation diversifies the counterparties used and monitors the concentration of risk to limit its counterparty exposure.

      The Corporation has evaluated its exposure to changes in foreign currency exchange, interest rates and commodity prices in its market risk sensitive instruments, which are primarily cash, debt and derivative instruments, using a value at risk analysis. Based on a 95% confidence level and a one-day holding period, at December 31, 2000, the potential loss in fair value of the Corporation's market risk sensitive instruments was not material in relation to the Corporation's financial position, results of operations or cash flows. The Corporation's calculated value at risk exposure represents an estimate of reasonably possible net losses based on historical market rates, volatilities and correlations and is not necessarily indicative of actual results. Refer to Notes 1, 12 and 13 of the Notes to Consolidated Financial Statements for additional discussion of foreign exchange and financial instruments.

FOREIGN CURRENCY EXPOSURES. The Corporation has a large volume of foreign currency exposures that result from its international sales, purchases, investments, borrowings and other international transactions. International segment revenues from continuing operations, including U.S. export sales, averaged approximately $14 billion over the last three years. The Corporation actively manages foreign currency exposures that are associated with committed foreign currency purchases and sales and other assets and liabilities created in the normal course of business at the operating unit level. Exposures that cannot be naturally offset within an operating unit to an insignificant amount are hedged with foreign currency derivatives. The Corporation also has a significant amount of foreign currency net asset exposures. Currently, the Corporation does not hold any derivative contracts that hedge its foreign currency net asset exposures but may consider such strategies in the future.

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

INTEREST RATE EXPOSURES. The Corporation's long-term debt portfolio consists mostly of fixed-rate instruments in order to minimize earnings volatility related to interest expense. From time to time the Corporation issues commercial paper, which exposes the Corporation to changes in interest rates. The Corporation currently does not hold interest rate derivative contracts.

COMMODITY PRICE EXPOSURES. The Corporation is exposed to volatility in the prices of raw materials used in some of its products and uses forward contracts in limited circumstances to manage some of those exposures.

>  Environmental Matters

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

      The Corporation has identified approximately 450 locations, mostly in the United States, at which it may have some liability for remediating contamination. The Corporation does not believe that any individual location's exposure will have a material effect on the results of operations of the Corporation. Sites in the investigation or remediation stage represent approximately 98% of the Corporation's recorded liability. The remaining 2% of the recorded liability consists of sites where the Corporation may have some liability but investigation is in the initial stages or has not begun.

      The Corporation has been identified as a potentially responsible party under the Comprehensive Environmental Response Compensation and Liability Act ("CERCLA" or Superfund) at approximately 100 sites. The number of Superfund sites, in and of itself, does not represent a relevant measure of liability because the nature and extent of environmental concerns vary from site to site and the Corporation's share of responsibility varies from sole responsibility to very little responsibility. In estimating its liability for remediation, the Corporation considers its likely proportionate share of the anticipated remediation expense and the ability of other potentially responsible parties to fulfill their obligations.

      At December 31, 2000, the Corporation had $459 million reserved for environmental remediation. Cash outflows for environmental remediation were $54 million in 2000, $36 million in 1999 and $36 million in 1998. The Corporation estimates that ongoing environmental remediation expenditures in each of the next two years will not exceed $65 million.

      Additional discussion of the Corporation's environmental matters is included in Notes 1 and 14 of the Notes to Consolidated Financial Statements.


                                                          UNITED TECHNOLOGIES  7

>  U.S. Government

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

>  New Accounting Pronouncements

Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended, is currently effective January 1, 2001 for the Corporation. The standard requires that all derivative instruments be recorded on the balance sheet at fair value. Gains and losses on derivatives used to hedge foreign-currency-denominated balance sheet items will be reported directly in earnings along with the offsetting transaction gains and losses on the item being hedged. Derivatives used to hedge forecasted cash flows associated with committed foreign currency transactions or forecasted commodity purchases will be accounted for as cash flow hedges. Gains and losses on derivatives designated as cash flow hedges will be recorded in other comprehensive income. Those gains and losses will be reclassified to earnings in a manner that matches the timing of the earnings impact of the hedged transactions. The ineffective portion of all hedges will be recognized currently in earnings.

      Management believes adoption of this standard and related transition adjustments will not have a material impact on the Corporation's consolidated financial position, results of operations or cash flows.

>  Euro Conversion

On January 1, 1999, the European Economic and Monetary Union entered a three-year transition phase during which the euro was introduced as a common currency in participating countries. The euro is currently used for wholesale financial transactions and will replace the legacy currencies that will be withdrawn between January 1, 2002 and July 1, 2002. The Corporation began preparing for the euro in December 1996 and plans to complete its transition to the euro by the end of 2001.

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

>  Cautionary Note Concerning Factors
   That May Affect Future Results

This Annual Report contains statements which, to the extent they are not statements of historical or present fact, constitute "forward-looking statements" under the securities laws. From time to time, oral or written forward-looking statements may also be included in other materials released to the public. These forward-looking statements are intended to provide management's current expectations or plans for the future operating and financial performance of the Corporation, based on assumptions currently believed to be valid. Forward-looking statements can be identified by the use of words such as: "believe," "expect," "plans," "strategy," "prospects," "estimate," "project," "anticipate" and other words of similar meaning in connection with a discussion of future operating or financial performance. These include, among others, statements relating to:

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

      All forward-looking statements involve risks and uncertainties that may cause actual results to differ materially from those expressed or implied in the forward-looking statements. For additional information identifying factors that may cause actual results to vary materially from those stated in the forward-looking statements, see the Corporation's reports on Forms 10-K, 10-Q and 8-K filed with the Securities and Exchange Commission from time to time. The Corporation's Annual Report on Form 10-K for 2000 includes important information as to risk factors in the "Business" section under the headings "Description of Business by Operating Segment" and "Other Matters Relating to the Corporation's Business as a Whole."


8  UNITED TECHNOLOGIES

Management's Responsibility
for Financial Statements

The financial statements of United Technologies Corporation and its subsidiaries are the responsibility of the Corporation's management and have been prepared in accordance with generally accepted accounting principles.

      Management is responsible for the integrity and objectivity of the financial statements, including estimates and judgments reflected in them and fulfills this responsibility primarily by establishing and maintaining accounting systems and practices adequately supported by internal accounting controls. These controls are designed to provide reasonable assurance that the Corporation's assets are safeguarded, that transactions are executed in accordance with management's authorizations and that the financial records are reliable for the purpose of preparing financial statements. Self-monitoring mechanisms are also a part of the control environment whereby, as deficiencies are identified, corrective actions are taken. Even an effective internal control system, no matter how well designed, has inherent limitations including the possibility of the circumvention or overriding of controls and, therefore, can provide only reasonable assurance with respect to financial statement preparation and such safeguarding of assets. Further, because of changes in conditions, internal control system effectiveness may vary over time.

      The Corporation assessed its internal control system as of December 31, 2000. Based on this assessment, management believes the internal accounting controls in use provide reasonable assurance that the Corporation's assets are safeguarded, that transactions are executed in accordance with management's authorizations, and that the financial records are reliable for the purpose of preparing financial statements.

      Independent accountants are appointed annually by the Corporation's shareowners to audit the financial statements in accordance with generally accepted auditing standards. Their report appears below. Their audits, as well as those of the Corporation's internal audit department, include a review of internal accounting controls and selective tests of transactions.

      The Audit Committee of the Board of Directors, consisting of directors who are not officers or employees of the Corporation, meets regularly with management, the independent accountants and the internal auditors, to review matters relating to financial reporting, internal accounting controls and auditing.

/s/ George David

George David
Chairman and Chief Executive Officer


/s/ Karl Krapek

Karl Krapek
President and Chief Operating Officer


/s/ David J. FitzPatrick

David J. FitzPatrick
Senior Vice President,
Chief Financial Officer and Treasurer


Report of Independent Accountants

To the Shareowners of United Technologies Corporation

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations, of changes in shareowners' equity and of cash flows present fairly, in all material respects, the financial position of United Technologies Corporation and its subsidiaries at December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Corporation's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Hartford, Connecticut
January 18, 2001


                                                          UNITED TECHNOLOGIES  9

Consolidated Statement of Operations

IN MILLIONS OF DOLLARS, EXCEPT PER SHARE AMOUNTS                   2000     1999     1998
--------------------------------------------------------------  -------  ----------------
Revenues
Product sales                                                   $20,174  $18,021  $17,348
Service sales                                                     6,032    5,823    5,439
Financing revenues and other income, net                            377      283       22
--------------------------------------------------------------  -------  -------  -------
                                                                 26,583   24,127   22,809
Costs and Expenses
Cost of products sold                                            15,227   14,500   13,436
Cost of services sold                                             3,743    3,685    3,461
Research and development                                          1,302    1,292    1,168
Selling, general and administrative                               3,171    3,133    2,737
Interest                                                            382      260      197
--------------------------------------------------------------  -------  -------  -------
                                                                 23,825   22,870   20,999
Income from continuing operations
  before income taxes and minority interests                      2,758    1,257    1,810
Income taxes                                                        853      325      568
Minority interests in subsidiaries' earnings                         97       91       85
--------------------------------------------------------------  -------  -------  -------
Income from continuing operations                                 1,808      841    1,157
Discontinued operation:
  Income from operations of discontinued UT Automotive
    unit (net of applicable income tax provisions
    of $28 and $55 in 1999 and 1998)                                 --       40       98
  Gain on sale of UT Automotive unit (net of applicable income
    tax provision of $112)                                           --      650       --
--------------------------------------------------------------  -------  -------  -------
Net Income                                                      $ 1,808  $ 1,531  $ 1,255
--------------------------------------------------------------  -------  -------  -------

Earnings per Share of Common Stock
Basic:
  Continuing operations                                         $  3.78  $  1.74  $  2.47
  Discontinued operation                                             --      .08      .21
  Gain on sale of discontinued operation                             --     1.40       --
--------------------------------------------------------------  -------  -------  -------
  Net Earnings                                                  $  3.78  $  3.22  $  2.68
--------------------------------------------------------------  -------  -------  -------

Diluted:
  Continuing operations                                         $  3.55  $  1.65  $  2.33
  Discontinued operation                                             --      .08      .20
  Gain on sale of discontinued operation                             --     1.28       --
--------------------------------------------------------------  -------  -------  -------
  Net Earnings                                                  $  3.55  $  3.01  $  2.53
--------------------------------------------------------------  -------  ----------------

See accompanying Notes to Consolidated Financial Statements


10  UNITED TECHNOLOGIES

Consolidated Balance Sheet

IN MILLIONS OF DOLLARS, EXCEPT PER SHARE (shares in thousands)                                     2000      1999
----------------------------------------------------------------------------------------------  -------   -------
Assets
Cash and cash equivalents                                                                       $   748   $   957
Accounts receivable (net of allowance for doubtful accounts of $412 and $406)                     4,445     4,337
Inventories and contracts in progress                                                             3,756     3,504
Future income tax benefits                                                                        1,439     1,563
Other current assets                                                                                274       266
----------------------------------------------------------------------------------------------  -------   -------
  Total Current Assets                                                                           10,662    10,627
Customer financing assets                                                                           550       553
Future income tax benefits                                                                        1,065       873
Fixed assets                                                                                      4,487     4,460
Goodwill (net of accumulated amortization of $681 and $507)                                       6,771     5,641
Other assets                                                                                      1,829     2,212
----------------------------------------------------------------------------------------------  -------   -------
  Total Assets                                                                                  $25,364   $24,366
----------------------------------------------------------------------------------------------  -------   -------

Liabilities and Shareowners' Equity
Short-term borrowings                                                                           $ 1,039   $   902
Accounts payable                                                                                  2,261     1,957
Accrued liabilities                                                                               5,748     6,023
Long-term debt currently due                                                                        296       333
----------------------------------------------------------------------------------------------  -------   -------
  Total Current Liabilities                                                                       9,344     9,215
Long-term debt                                                                                    3,476     3,086
Future pension and postretirement benefit obligations                                             1,636     1,601
Future income taxes payable                                                                         112       126
Other long-term liabilities                                                                       2,205     2,245
Commitments and contingent liabilities (Notes 4 and 14)
Minority interests in subsidiary companies                                                          497       527

Series A ESOP Convertible Preferred Stock, $1 par value
  Authorized-20,000 shares
  Outstanding-11,642 and 12,237 shares                                                              767       808
ESOP deferred compensation                                                                         (335)     (359)
----------------------------------------------------------------------------------------------  -------   -------
                                                                                                    432       449
Shareowners' Equity:
  Capital Stock:
    Preferred Stock, $1 par value; Authorized-230,000 shares; None issued or outstanding             --        --
    Common Stock, $1 par value; Authorized-1,000,000 shares; Issued 597,213 and 588,737 shares    4,665     4,227
  Treasury Stock-126,907 and 114,191 common shares at cost                                       (3,955)   (3,182)
  Retained earnings                                                                               7,743     6,463
  Accumulated other non-shareowners' changes in equity:
    Foreign currency translation                                                                   (747)     (563)
    Minimum pension liability                                                                       (44)      (41)
    Unrealized holding gain on marketable equity securities                                          --       213
----------------------------------------------------------------------------------------------  -------   -------
                                                                                                   (791)     (391)
----------------------------------------------------------------------------------------------  -------   -------
  Total Shareowners' Equity                                                                       7,662     7,117
----------------------------------------------------------------------------------------------  -------   -------
  Total Liabilities and Shareowners' Equity                                                     $25,364   $24,366
----------------------------------------------------------------------------------------------  -------   -------

See accompanying Notes to Consolidated Financial Statements


                                                         UNITED TECHNOLOGIES  11

Consolidated Statement of Cash Flows

IN MILLIONS OF DOLLARS                                                             2000      1999      1998
------------------------------------------------------------------------------  -------   -----------------
Operating Activities
Income from continuing operations                                               $ 1,808   $   841   $ 1,157
Adjustments to reconcile income from continuing operations
  to net cash flows provided by operating activities:
    Depreciation and amortization                                                   859       819       730
    Deferred income tax provision (benefit)                                         108         4      (264)
    Minority interests in subsidiaries' earnings                                     97        91        85
  Change in:
    Accounts receivable                                                             (69)     (256)       44
    Inventories and contracts in progress                                          (184)      331      (113)
    Other current assets                                                             19       (66)      213
    Accounts payable and accrued liabilities                                       (184)      595       135
  Other, net                                                                         49       (49)      327
------------------------------------------------------------------------------  -------   -------   -------
  Net Cash Provided by Operating Activities                                       2,503     2,310     2,314

Investing Activities
Capital expenditures                                                               (937)     (762)     (673)
Increase in customer financing assets                                              (339)     (383)     (356)
Decrease in customer financing assets                                               299       195       143
Business acquisitions                                                            (1,168)   (3,547)   (1,228)
Dispositions of businesses                                                           --        43        --
Other, net                                                                           44        43        43
------------------------------------------------------------------------------  -------   -------   -------
  Net Cash Used in Investing Activities                                          (2,101)   (4,411)   (2,071)

Financing Activities
Issuance of long-term debt                                                          712     1,727       402
Repayment of long-term debt                                                        (435)     (557)     (146)
Increase in short-term borrowings                                                    83       185       293
Common Stock issued under employee stock plans                                      438       354       220
Dividends paid on Common Stock                                                     (387)     (353)     (316)
Repurchase of Common Stock                                                         (800)     (822)     (650)
Dividends to minority interests and other                                          (193)     (159)     (138)
------------------------------------------------------------------------------  -------   -------   -------
  Net Cash (Used in) Provided by Financing Activities                              (582)      375      (335)

  Net Cash Provided by (Used in) Discontinued Operation                              --     2,159        (9)

Effect of foreign exchange rate changes on Cash and cash equivalents                (29)      (26)       (4)

  Net (decrease) increase in Cash and cash equivalents                             (209)      407      (105)
Cash and cash equivalents, beginning of year                                        957       550       655
------------------------------------------------------------------------------  -------   -------   -------
Cash and cash equivalents, end of year                                          $   748   $   957   $   550
------------------------------------------------------------------------------  -------   -------   -------

Supplemental Disclosure of Cash Flow Information:
  Interest paid, net of amounts capitalized                                     $   432   $   217   $   170
  Income taxes paid, net of refunds                                                 496       368       888
Non-cash investing activities:
  The Corporation issued $1.9 billion of Treasury Stock in connection with the acquisition of Sundstrand Corporation in 1999
------------------------------------------------------------------------------  -------   -----------------

See accompanying Notes to Consolidated Financial Statements


12  UNITED TECHNOLOGIES

Consolidated Statement of Changes in Shareowners' Equity

                                                                                               Accumulated           Non-
                                                                                                Other Non-   Shareowners'
                                                                                              Shareowners'     Changes in
                                                                Common  Treasury   Retained        Changes     Equity for
IN MILLIONS OF DOLLARS, EXCEPT PER SHARE AMOUNTS                 Stock     Stock   Earnings      in Equity     the Period
--------------------------------------------------------------- ---------------------------------------------------------
December 31, 1997                                                $2,488  $(2,472)    $4,558          $(501)
Common Stock issued under employee plans (6.6 million shares)       220        5        (53)
Common Stock repurchased (14.8 million shares)                              (650)
Dividends on Common Stock ($.695 per share)                                            (316)
Dividends on ESOP Stock ($4.80 per share)                                               (33)

Non-Shareowners' Changes in Equity:
  Net income                                                                          1,255                        $1,255
  Foreign currency translation:
    Foreign currency translation adjustments                                                             4              4
    Income taxes                                                                                        (7)            (7)
  Minimum pension liability:
    Pension adjustment                                                                                (187)          (187)
    Income tax benefits                                                                                 67             67
---------------------------------------------------------------  -----------------------------------------         ------
December 31, 1998                                                 2,708   (3,117)     5,411           (624)        $1,132
---------------------------------------------------------------                                                    ------
Common Stock issued under employee plans (7.2 million shares)       354       16        (93)
Common Stock issued in conjunction with
  a business combination (30.4 million shares)                    1,165      741
Common Stock repurchased (13.2 million shares)                              (822)
Dividends on Common Stock ($.76 per share)                                             (353)
Dividends on ESOP Stock ($4.80 per share)                                               (33)
Non-Shareowners' Changes in Equity:
  Net income                                                                          1,531                        $1,531
  Foreign currency translation:
    Foreign currency translation adjustments                                                           (92)           (92)
    Income tax benefits                                                                                 16             16
  Minimum pension liability:
    Pension adjustment                                                                                 150            150
    Income taxes                                                                                       (54)           (54)
  Unrealized holding gain on marketable equity securities:
    Unrealized holding gain                                                                            328            328
    Income taxes                                                                                      (115)          (115)
---------------------------------------------------------------  -----------------------------------------         ------
December 31, 1999                                                 4,227   (3,182)     6,463           (391)        $1,764
---------------------------------------------------------------

Common Stock issued under employee plans (9.4 million shares)       438       27       (109)
Common Stock repurchased (13.6 million shares)                              (800)
Dividends on Common Stock ($.825 per share)                                            (387)
Dividends on ESOP Stock ($4.80 per share)                                               (32)
Non-Shareowners' Changes in Equity:
  Net income                                                                          1,808                        $1,808
  Foreign currency translation:
    Foreign currency translation adjustments                                                          (202)          (202)
    Income tax benefits                                                                                 18             18
  Minimum pension liability:
    Pension adjustment                                                                                  (8)            (8)
    Income tax benefits                                                                                  5              5
  Unrealized holding loss on marketable equity securities:
    Unrealized holding loss                                                                           (328)          (328)
    Income tax benefits                                                                                115            115
---------------------------------------------------------------  -----------------------------------------         ------
December 31, 2000                                                $4,665  $(3,955)    $7,743          $(791)        $1,408
---------------------------------------------------------------  --------------------------------------------------------

See accompanying Notes to Consolidated Financial Statements


                                                         UNITED TECHNOLOGIES  13

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

ACCOUNTS RECEIVABLE. Current and long-term accounts receivable include retainage and unbilled costs of approximately $169 million and $149 million at December 31, 2000 and 1999. Retainage represents amounts which, pursuant to the contract, are not due until project completion and acceptance by the customer. Unbilled costs represent revenues that are not currently billable to the customer under the terms of the contract. These items are expected to be collected in the normal course of business. Long-term accounts receivable are included in Other assets in the Consolidated Balance Sheet.

MARKETABLE EQUITY SECURITIES. Equity securities that have a readily determinable fair value and management does not intend to hold are classified as available for sale and carried at fair value. Unrealized holding gains and losses are recorded as a separate component of shareowners' equity, net of the deferred income tax effect.

INVENTORIES AND CONTRACTS IN PROGRESS. Inventories and contracts in progress are stated at the lower of cost or estimated realizable value and are primarily based on first-in, first-out ("FIFO") or average cost methods; however, certain subsidiaries use the last-in, first-out ("LIFO") method. Costs accumulated against specific contracts or orders are at actual cost. Materials in excess of requirements for contracts and current or anticipated orders have been reserved and written-off when appropriate.

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

HEDGING ACTIVITY. The Corporation uses derivative instruments, including swaps, forward contracts and options, to manage certain foreign currency and commodity price exposures. Derivative instruments are viewed by the Corporation as risk management tools and are not used for trading or speculative purposes. Derivatives used for hedging purposes must be designated as, and effective as, a hedge of the identified risk exposure at the inception of the contract. Accordingly, changes in the fair value of the derivative contract must be highly correlated with changes in the fair value of the underlying hedged item at inception of the hedge and over the life of the hedge contract.

      Gains and losses from instruments that are effective hedges of foreign currency firm commitments or anticipated commodity transactions are deferred and recognized as part of the economic basis of the transactions underlying the commitments when the


14  UNITED TECHNOLOGIES
associated hedged transaction occurs. Gains and losses from instruments that hedge foreign-currency-denominated assets or liabilities are reported in earnings and offset the effects of foreign exchange transaction gains and losses from the associated hedged assets or liabilities. Cash flows from derivative instruments designated as hedges are classified consistent with the items being hedged. Gains and losses on derivatives no longer effective as a hedge are recognized in earnings.

      Carrying amounts of foreign exchange contracts are included in accounts receivable, other current assets, other assets, accrued liabilities and other long-term liabilities.

      Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended, is currently effective January 1, 2001 for the Corporation. The standard requires that all derivative instruments be recorded on the balance sheet at fair value. Gains and losses on derivatives used to hedge foreign-currency-denominated assets or liabilities will be reported directly in earnings along with the offsetting transaction gains and losses on the item being hedged. Derivatives used to hedge forecasted cash flows associated with foreign currency commitments or forecasted commodity purchases will be accounted for as cash flow hedges. Gains and losses on derivatives designated as cash flow hedges will be recorded in other comprehensive income and will be reclassified to earnings in a manner that matches the timing of the earnings impact of the hedged transactions. The ineffective portion of all hedges will be recognized currently in earnings.

      Management believes adoption of this standard and related transition adjustments will not have a material impact on the Corporation's consolidated financial position, results of operations or cash flows.

ENVIRONMENTAL. Environmental investigatory, remediation, operating and maintenance costs are accrued when it is probable that a liability has been incurred and the amount can be reasonably estimated. The most likely cost to be incurred is accrued based on an evaluation of currently available facts with respect to each individual site, including existing technology, current laws and regulations and prior remediation experience. Where no amount within a range of estimates is more likely, the minimum is accrued. For sites with multiple responsible parties, the Corporation considers its likely proportionate share of the anticipated remediation costs and the ability of the other parties to fulfill their obligations in establishing a provision for those costs. Liabilities with fixed or reliably determinable future cash payments are discounted. Accrued environmental liabilities are not reduced by potential insurance reimbursements.

Note 2   Business Acquisitions and Dispositions

ACQUISITIONS. The Corporation completed acquisitions in 2000, 1999, and 1998 for $1,340 million, $6,268 million, and $1,237 million, including debt assumed of $172 million, $900 million, and $9 million. The 2000 amount includes the acquisition of Specialty Equipment Companies for $708 million, including debt assumed. The 1999 amounts include the acquisition of Sundstrand Corporation for approximately $4.3 billion, including debt assumed.

      In connection with the acquisition of Sundstrand, the Corporation has undertaken actions to combine the operations of Sundstrand and Hamilton Standard, including consolidating headquarters, closing facilities, relocating salary and hourly employees and reducing workforce. Costs relating to those actions that directly impact Sundstrand facilities and employees amounted to approximately $53 million, including $28 million recorded in 2000, and were accounted for as a purchase price adjustment.

      The Corporation's unaudited consolidated results of operations on a pro forma basis for the Sundstrand transaction, assuming it had occurred at the beginning of 1999 and 1998, respectively, are: revenues of $24,996 million and $24,799 million, net income of $1,558 million and $1,363 million, net income per basic common share of $3.18 and $2.74 and net income per diluted common share of $2.99 and $2.58. The pro forma results are for information purposes only and are not necessarily indicative of the operating results that would have occurred had the Sundstrand acquisition been consummated at the beginning of the year or of future operating results. The 2000, 1999 and 1998 pro forma results for acquisitions other than Sundstrand, assuming those acquisitions had been made at the beginning of the year, would not be materially different from reported results.

      The assets and liabilities of the acquired businesses accounted for under the purchase method are recorded at their fair values at the dates of acquisition. The excess of the purchase price over the estimated fair values of the net assets acquired was recorded as an increase in goodwill of $1,412 million in 2000, $4,396 million in 1999, and $855 million in 1998, and is being amortized over estimated useful lives that range from 10 to 40 years. The results of operations of acquired businesses have been included in the Consolidated Statement of Operations beginning on the effective date of acquisition.

      The cost of 2000 acquisitions and allocations of cost may require adjustment based upon information that may come to the attention of the Corporation which is not currently available.

DISPOSITIONS. In May 1999, the Corporation sold its UT Automotive unit to Lear Corporation for $2.3 billion, resulting in a $2.2 billion source of cash and a $650 million after tax gain. Related results, through the date of disposition, appear as income from operations of the discontinued UT Automotive unit in the Consolidated Statement of Operations for 1999 and 1998. UT Automotive revenues prior to the disposition were $1,115 million and $2,962 million in 1999 and 1998.


                                                         UNITED TECHNOLOGIES  15

Note 3   Earnings Per Share

                                                            Average
                                                Income      Shares     Per Share
                                              (MILLIONS)  (THOUSANDS)   Amount
--------------------------------------------- ----------------------------------
December 31, 2000
Income from continuing operations
 and net income                                   $1,808
Less: ESOP Stock dividends                           (32)
---------------------------------------------     ------
Basic earnings from
 continuing operations and net earnings            1,776        470.1      $3.78
Stock awards                                          --         11.3
ESOP Stock adjustment                                 28         26.6
---------------------------------------------     ------        -----
Diluted earnings from
 continuing operations and net earnings           $1,804        508.0      $3.55
--------------------------------------------- ----------------------------------

December 31, 1999
Income from continuing operations                 $  841
Less: ESOP Stock dividends                           (33)
---------------------------------------------     ------
Basic earnings from
 continuing operations                               808        465.6      $1.74
Stock awards                                          --         13.8
ESOP Stock adjustment                                 28         27.3
---------------------------------------------     ------        -----
Diluted earnings from
 continuing operations                            $  836        506.7      $1.65
---------------------------------------------     ------        -----

Net income                                        $1,531
Less: ESOP Stock dividends                           (33)
---------------------------------------------     ------
Basic earnings                                     1,498        465.6      $3.22
Stock awards                                          --         13.8
ESOP Stock adjustment                                 28         27.3
---------------------------------------------     ------        -----
Diluted earnings                                  $1,526        506.7      $3.01
--------------------------------------------- ----------------------------------

December 31, 1998
Income from continuing operations                 $1,157
Less: ESOP Stock dividends                           (33)
---------------------------------------------     ------
Basic earnings from
 continuing operations                             1,124        455.5      $2.47
Stock awards                                          --         12.0
ESOP Stock adjustment                                 28         27.3
---------------------------------------------     ------        -----
Diluted earnings from
 continuing operations                            $1,152        494.8      $2.33
---------------------------------------------     ------        -----

Net income                                        $1,255
Less: ESOP Stock dividends                           (33)
---------------------------------------------     ------
Basic earnings                                     1,222        455.5      $2.68
Stock awards                                          --         12.0
ESOP Stock adjustment                                 28         27.3
---------------------------------------------     ------        -----
Diluted earnings                                  $1,250        494.8      $2.53
--------------------------------------------- ----------------------------------

Note 4   Commercial Airline Industry Assets
         and Commitments

The Corporation has receivables and other financing assets with commercial airline industry customers totaling $1,614 million and $1,598 million at December 31, 2000 and 1999, net of allowances of $226 million and $243 million.

      Customer financing assets consist of products under lease of $333 million and notes and leases receivable of $385 million. The notes and leases receivable are scheduled to mature as follows: $168 million in 2001, $45 million in 2002, $52 million in 2003, $37 million in 2004, $28 million in 2005 and $55 million thereafter.

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

      The Corporation's financing and rental commitments as of December 31, 2000 were $804 million and are exercisable as follows: $229 million in 2001, $42 million in 2002, $97 million in 2003, $93 million in 2004, $75 million in 2005 and $268 million thereafter. The Corporation's financing obligations with customers are contingent upon maintenance of certain levels of financial condition by the customers.

      In addition, the Corporation had net residual value and other guarantees of $133 million as of December 31, 2000.

      The Corporation has a 33% interest in International Aero Engines AG ("IAE"), an international consortium of four shareholders organized to support the V2500 commercial aircraft engine program. IAE may offer customer financing in the form of guarantees, secured debt or lease financing in connection with V2500 engine sales. At December 31, 2000, IAE had financing commitments of $1,205 million. The Corporation's share of IAE's financing commitments was approximately $414 million at December 31, 2000. In addition, IAE had lease obligations under long-term noncancelable leases of approximately $352 million through 2021 related to aircraft which are subleased to customers under long-term leases. These aircraft have fair market values which approximate the financed amounts. The shareholders of IAE have guaranteed IAE's financing arrangements to the extent of their respective ownership interests. In the event any shareholder was to default on certain of these financing arrangements, the other shareholders would be proportionately responsible.


16  UNITED TECHNOLOGIES

Note 5   Inventories and Contracts in Progress

IN MILLIONS OF DOLLARS                             2000      1999
----------------------------------------------- -------   -------
Inventories consist of the following:
  Raw material                                  $   738   $   702
  Work-in-process                                 1,179     1,158
  Finished goods                                  2,099     1,871
  Contracts in progress                           1,849     1,561
----------------------------------------------- -------   -------
                                                  5,865     5,292
Less:
  Progress payments, secured by lien,
  on U.S. Government contracts                     (137)      (87)
  Billings on contracts in progress              (1,972)   (1,701)
----------------------------------------------- -------   -------
                                                $ 3,756   $ 3,504
----------------------------------------------- -------   -------

Contracts in progress principally relate to elevator and escalator contracts and include costs of manufactured components, accumulated installation costs and estimated earnings on incomplete contracts.

      The Corporation's sales contracts in many cases are long-term contracts expected to be performed over periods exceeding twelve months. Approximately 54% and 51% of total inventories and contracts in progress have been acquired or manufactured under such long-term contracts at December 31, 2000 and 1999, a portion of which is not scheduled for delivery under long-term contracts within the next twelve months.

      If inventories which were valued using the LIFO method had been valued under the FIFO method, they would have been higher by $106 million and $111 million at December 31, 2000 and 1999.

Note 6   Fixed Assets

                                            Estimated
IN MILLIONS OF DOLLARS                     Useful Lives      2000        1999
--------------------------------------------------------   ------      ------
Land                                                 --    $  193      $  218
Buildings and improvements                  20-40 years     3,403       3,225
Machinery, tools and equipment               3-12 years     6,292       6,645
Other, including under construction                  --       467         367
--------------------------------------------------------   ------      ------
                                                           10,355      10,455
Accumulated depreciation                                   (5,868)     (5,995)
--------------------------------------------------------   ------      ------
                                                           $4,487      $4,460
--------------------------------------------------------   ------      ------

Depreciation expense was $608 million in 2000, $633 million in 1999 and $613 million in 1998.

Note 7   Accrued Liabilities

IN MILLIONS OF DOLLARS                           2000    1999
---------------------------------------------  ------  ------
Accrued salaries, wages and employee benefits  $  923  $  861
Accrued restructuring costs                       145     525
Service and warranty accruals                     453     480
Advances on sales contracts                       959     964
Income taxes payable                              659     602
Other                                           2,609   2,591
---------------------------------------------  ------  ------
                                               $5,748  $6,023
---------------------------------------------  ------  ------

Note 8   Borrowings and Lines of Credit

Short-term borrowings consist of the following:

IN MILLIONS OF DOLLARS                           2000    1999
---------------------------------------------  ------  ------
Domestic borrowings                            $   65    $ --
Foreign bank borrowings                           361     629
Commercial paper                                  613     273
---------------------------------------------  ------  ------
                                               $1,039    $902
---------------------------------------------  ------  ------

      The weighted-average interest rates applicable to short-term borrowings outstanding at December 31, 2000 and 1999 were 7.6% and 7.5%. At December 31, 2000, approximately $1.2 billion was available under short-term lines of credit with local banks at the Corporation's various international subsidiaries.

      At December 31, 2000, the Corporation had credit commitments from banks totaling $1.5 billion under a Revolving Credit Agreement, which serves as a back-up facility for issuance of commercial paper. There were no borrowings under the Revolving Credit Agreement at December 31, 2000.

      Long-term debt consists of the following:

                                         Weighted-
                                           Average
IN MILLIONS OF DOLLARS                  Interest Rate  Maturity     2000    1999
----------------------------------------------------------------  ------  ------
Notes and other debt denominated in:
  U.S. dollars                                   7.3%  2001-2029  $3,195  $2,844
  Foreign currency                              10.6%  2001-2018     212      15
Capital lease obligations                        7.1%  2001-2015      64     223
ESOP debt                                        7.7%  2001-2009     301     337
----------------------------------------------------------------  ------  ------
                                                                   3,772   3,419
Less: Long-term debt
 currently due                                                       296     333
----------------------------------------------------------------  ------  ------
                                                                  $3,476  $3,086
----------------------------------------------------------------  ------  ------

      Principal payments required on long-term debt for the next five years are:
$296 million in 2001, $141 million in 2002, $140 million in 2003, $364 million in 2004, and $35 million in 2005.

      The Corporation issued a total of $500 million and $1,725 million of notes under shelf registration statements previously filed with the Securities and Exchange Commission in 2000 and 1999. The 2000 notes carry an interest rate of 7.125%. The weighted-average interest rate on the 1999 notes is 6.9%. Proceeds from the debt issuances were used for general corporate purposes, including financing a portion of the 2000 acquisition of Specialty Equipment Companies and the 1999 acquisition of Sundstrand, funding other acquisitions and repurchasing the Corporation's Common Stock.

      At December 31, 2000, up to $1 billion of additional medium-term and long-term debt could be issued under a shelf registration statement on file with the Securities and Exchange Commission. The percentage of total debt at floating interest rates was 22% and 24% at December 31, 2000 and 1999.


                                                         UNITED TECHNOLOGIES  17

Note 9   Taxes on Income

Significant components of income tax provision (benefit) for each year are as follows:

IN MILLIONS OF DOLLARS          2000  1999  1998
-----------------------------  -----  ----  ----
Current:
  United States:
    Federal                    $  55  $ 32  $347
    State                         37    26    23
  Foreign                        387   323   337
-----------------------------  -----  ----  ----
                                 479   381   707
Future:
  United States:
    Federal                        8    67  (214)
    State                         73   (61)  (25)
  Foreign                         27    (2)  (25)
-----------------------------  -----  ----  ----
                                 108     4  (264)
-----------------------------  -----  ----  ----
                                 587   385   443
Attributable to items
 credited (charged) to equity    266   (60)  125
-----------------------------  -----  ----  ----
                               $ 853  $325  $568
-----------------------------  -----  ----  ----

      Future income taxes represent the tax effects of transactions which are reported in different periods for tax and financial reporting purposes. These amounts consist of the tax effects of temporary differences between the tax and financial reporting balance sheets and tax carryforwards. The tax effects of temporary differences and tax carryforwards which gave rise to future income tax benefits and payables at December 31, 2000 and 1999 are as follows:

IN MILLIONS OF DOLLARS                     2000    1999
---------------------------------------- ------  ------
Future income tax benefits:
  Insurance and employee benefits        $  685  $  669
  Other asset basis differences             313     263
  Other liability basis differences       1,332   1,413
  Tax loss carryforwards                    165     169
  Tax credit carryforwards                  217     155
  Valuation allowance                      (208)   (233)
---------------------------------------- ------  ------
                                         $2,504  $2,436
---------------------------------------- ------  ------
Future income taxes payable:
  Fixed assets                           $   67  $   94
  Other items, net                           81      55
---------------------------------------- ------  ------
                                         $  148  $  149
---------------------------------------- ------  ------

      Current and non-current future income tax benefits and payables within the same tax jurisdiction are generally offset for presentation in the Consolidated Balance Sheet. Valuation allowances have been established primarily for tax credit and tax loss carryforwards to reduce the future income tax benefits to amounts expected to be realized.

      The sources of income from continuing operations before income taxes and minority interests are:

IN MILLIONS OF DOLLARS                2000    1999    1998
----------------------------------- ------  ------  ------
United States                       $1,511  $  352  $  924
Foreign                              1,247     905     886
----------------------------------- ------  ------  ------
                                    $2,758  $1,257  $1,810
----------------------------------- ------  ------  ------

      United States income taxes have not been provided on undistributed earnings of international subsidiaries. The Corporation's intention is to reinvest these earnings permanently or to repatriate the earnings only when it is tax effective to do so. Accordingly, the Corporation believes that any U.S. tax on repatriated earnings would be substantially offset by U.S. foreign tax credits.

      Differences between effective income tax rates and the statutory U.S. federal income tax rates are as follows:

                                           2000    1999    1998
----------------------------------------- -----   -------------
Statutory U.S. federal income tax rate 35.0% 35.0% 35.0% Varying tax rates of consolidated subsidiaries (including Foreign
 Sales Corporation)                       (6.0)   (7.5)   (4.9)
Goodwill                                   1.7     2.5      .4
Enacted tax law changes                    1.9     (.3)     .1
Other                                     (1.7)   (3.8)     .8
----------------------------------------- -----   -----   -----
Effective income tax rate                 30.9%   25.9%   31.4%
----------------------------------------- -----   -------------

      The 2000 effective tax rate includes the impact of two discrete items: the revaluation of the Corporation's state deferred tax asset resulting from the enactment of the Connecticut tax law changes and the benefits of income tax credits for prior periods associated with an industry related court decision. Excluding the discrete items, the 2000 effective tax rate was 30.5%.

      The 1999 effective tax rate includes the impact of the Corporation's 1999 restructuring actions. Excluding restructuring, the 1999 effective tax rate was 30.9%.

      Tax credit carryforwards at December 31, 2000 were $217 million of which $24 million expires as follows: $16 million from 2001-2005 and $8 million in 2015.

      Tax loss carryforwards, principally state and foreign, at December 31, 2000 were $818 million of which $548 million expire as follows: $206 million from 2001-2005, $175 million from 2006-2010, $167 million from 2011-2020.

Note 10   Employee Benefit Plans

The Corporation and its subsidiaries sponsor numerous domestic and foreign employee benefit plans. Those plans are discussed below.

EMPLOYEE SAVINGS PLANS. The Corporation and certain subsidiaries sponsor various employee savings plans. Total contribution expenses were $90 million, $87 million and $81 million for 2000, 1999 and 1998.

      The Corporation's nonunion domestic employee savings plan uses an Employee Stock Ownership Plan ("ESOP") for employer contributions. External borrowings, guaranteed by the Corporation and reported as debt in the Consolidated Balance Sheet, were used by the ESOP to fund a portion of its purchase of ESOP Stock from the Corporation. Each share of ESOP Stock is convertible into four shares of Common Stock, has a guaranteed value of $65, a $4.80 annual dividend and is redeemable at any time for $65 per share. Upon notice of redemption by the Corporation, the Trustee has the right to convert the ESOP Stock into Common Stock. Because of its guaranteed value, the ESOP Stock is classified outside of permanent equity.

      Shares of ESOP Stock are committed to employees at fair value on the date earned. The ESOP Stock's cash dividends are used for debt service payments. Participants receive shares in lieu of the cash


18  UNITED TECHNOLOGIES
dividends. As debt service payments are made, ESOP Stock is released from an unreleased shares account. If share releases do not meet share commitments, the Corporation will contribute additional ESOP Stock, Common Stock or cash. At December 31, 2000, 6.5 million shares had been committed to employees, leaving
5.1 million shares in the ESOP Trust, with an approximate fair value of $1,602 million based on equivalent common shares.

      Upon withdrawal, shares of the ESOP Stock must be converted into the Corporation's Common Stock or, if the value of the Common Stock is less than the guaranteed value of the ESOP Stock, the Corporation must repurchase the shares at their guaranteed value.

PENSION AND POSTRETIREMENT PLANS. The Corporation and its subsidiaries sponsor many domestic and foreign defined benefit pension and other postretirement plans with balances as follows:

                                                           Other
                                                      Postretirement
                                 Pension Benefits        Benefits

IN MILLIONS OF DOLLARS             2000      1999      2000      1999
------------------------------- -------   -------   -------   -------

Change in Benefit
 Obligation:
Beginning balance               $11,830   $11,075   $ 1,118   $   771
Service cost                        238       264        13        13
Interest cost                       839       727        82        56
Actuarial loss (gain)               133      (495)        8       (75)
Total benefits paid                (830)     (687)     (100)      (73)
Net settlement and
 curtailment (gain) loss             (6)       73        --       106
Acquisitions                         84       800        39       312
Other                               (56)       73        15         8
------------------------------- -------   -------   -------   -------
Ending balance                  $12,232   $11,830   $ 1,175   $ 1,118
------------------------------- -------   -------   -------   -------

Change in Plan Assets:
Beginning balance               $12,196   $ 9,945   $    78   $    81
Actual return on plan assets      1,669     1,989         4         5
Employer contributions               47        46         1         1
Benefits paid from plan assets     (798)     (657)      (11)      (11)
Acquisitions                         52       965        --        --
Other                               (47)      (92)        4         2
------------------------------- -------   -------   -------   -------
Ending balance                  $13,119   $12,196   $    76   $    78
------------------------------- -------   -------   -------   -------

Funded status                   $   887   $   366   $(1,099)  $(1,040)
Unrecognized net actuarial
(gain)                           (1,035)     (529)       (9)      (19)
Unrecognized prior
 service cost                       284       292      (111)     (127)
Unrecognized net liability
 (asset) at transition                6       (12)       --        --
------------------------------- -------   -------   -------   -------
Net amount recognized           $   142   $   117   $(1,219)  $(1,186)
------------------------------- -------   -------   -------   -------

Amounts Recognized in
 the Consolidated
 Balance Sheet
 Consist of:
Prepaid benefit cost            $   482      $422   $    --   $    --
Accrued benefit liability          (449)     (398)   (1,219)   (1,186)
Intangible asset                     37        29        --        --
Accumulated other
 non-shareowners'
 changes in equity                   72        64        --        --
------------------------------- -------   -------   -------   -------
Net amount recognized           $   142   $   117   $(1,219)  $(1,186)
------------------------------- -------   -------   -------   -------

      The pension funds are valued at September 30 of the respective years in the preceding table. Major assumptions used in the accounting for the employee benefit plans are shown in the following table as weighted-averages:

                                    2000  1999  1998
---------------------------------- -----  ----------
Pension Benefits:
  Discount rate                     7.4%  7.3%  6.6%
  Expected return on plan assets    9.7%  9.6%  9.6%
  Salary scale                      4.9%  4.8%  4.8%

Other Postretirement Benefits:
  Discount rate                     7.5%  7.5%  6.7%
  Expected return on plan assets    9.6%  9.6%  9.6%
---------------------------------- -----  ----------

      For measurement purposes, a 7.5% annual rate of increase in the per capita cost of covered health care benefits was assumed for 2001. The rate is assumed to remain at that level thereafter.

IN MILLIONS OF DOLLARS                      2000    1999    1998
---------------------------------------- -------   -------------
Components of Net
 Periodic Benefit Cost:
Pension Benefits:
  Service cost                           $   238   $ 264   $ 222
  Interest cost                              839     727     695
  Expected return on plan assets          (1,060)   (926)   (856)
  Amortization of prior service cost          34      33      26
  Amortization of unrecognized net
   transition asset                          (20)    (23)    (23)
  Recognized actuarial net loss               11      16       8
  Net settlement and curtailment
   (gain) loss                                (2)     82      73
  Discontinued operation benefit (cost)       --      16      (4)
---------------------------------------- -------   -----   -----
  Net periodic pension benefit cost -
   continuing operations                 $    40   $ 189   $ 141
---------------------------------------- -------   -----   -----

  Net periodic pension benefit cost
   of multiemployer plans                $    30   $  33   $  25
---------------------------------------- -------   -----   -----

Other Postretirement Benefits:
  Service cost                           $    13   $  13   $  10
  Interest cost                               82      56      51
  Expected return on plan assets              (7)     (7)     (6)
  Amortization of prior service cost         (16)    (18)    (18)
  Net settlement and curtailment
   (gain) loss                                --     (13)     10
  Discontinued operation benefit (cost)       --       5      (2)
---------------------------------------- -------   -----   -----
  Net periodic other postretirement
   benefit cost - continuing operations  $    72   $  36   $  45
---------------------------------------- -------   -------------

      The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets were $810 million, $653 million and $236 million, as of December 31, 2000 and $699 million, $556 million and $173 million, as of December 31, 1999.

      Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plan. A one-percentage-point change in assumed health care cost trend rates would change the accumulated postretirement benefit obligation as of December 31, 2000 by approximately 6%. The effects of this change on the service expense and the interest expense components of the net postretirement benefit expense for 2000 would be 8%.


                                                         UNITED TECHNOLOGIES  19

LONG-TERM INCENTIVE PLANS. The Corporation has long-term incentive plans authorizing various types of market and performance based incentive awards, which may be granted to officers and employees. The 1989 Long-Term Incentive Plan provides for the annual grant of awards in an amount not to exceed 2% of the aggregate shares of Common Stock, treasury shares and potentially dilutive common shares for the preceding year. In addition, up to 3 million options on Common Stock may be granted annually under the Corporation's Employee Stock Option Plan. The exercise price of stock options, set at the time of the grant, is not less than the fair market value per share at the date of grant. Options have a term of ten years and generally vest after three years.

      A summary of the transactions under all plans for the three years ended December 31, 2000 follows:

                                     Stock Options
                                    ---------------     Other
                                            Average   Incentive
SHARES AND UNITS IN THOUSANDS       Shares   Price   Shares/Units
--------------------------------- -------------------------------
Outstanding at:
December 31, 1997                   40,054   $21.68        2,526
  Granted                            8,648    38.93           52
  Exercised/earned                  (6,708)   14.94         (550)
  Canceled                            (772)   32.34           (8)
---------------------------------   ------    -----        -----
December 31, 1998                   41,222    26.20        2,020
  Granted                           12,259    52.49          139
  Exercised/earned                  (7,385)   21.59         (880)
  Canceled                          (1,428)   47.51          (29)
---------------------------------   ------    -----        -----
December 31, 1999                   44,668    33.49        1,250
  Granted                            8,167    64.55           86
  Exercised/earned                  (9,412)   24.99         (840)
  Canceled                          (1,031)   51.55          (13)
---------------------------------   ------    -----        -----
December 31, 2000                   42,392   $40.93          483
--------------------------------- -------------------------------

      Granted options in the above table include options issued in connection with business combinations. The 1999 grant amount includes the issuance of 2.6 million options associated with the purchase of Sundstrand in exchange for vested Sundstrand options.

      The Corporation applies APB Opinion 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for its long-term incentive plans. Accordingly, no compensation cost has been recognized for its fixed stock options. The compensation cost that has been recorded for stock-based performance awards was $10 million, $26 million and $31 million for 2000, 1999 and 1998.

      The following table summarizes information about stock options outstanding (in thousands) at December 31, 2000:

                                 Options Outstanding   Options Exercisable
                        --------------------------------------------------
                                  Average   Remaining            Average
Exercise Price           Shares    Price      Term      Shares    Price
------------------------ -------------------------------------------------
$10.01-$25.00            11,677   $18.50      3.81      11,675   $18.50
$25.01-$40.00            12,146    35.31      6.40       7,486    34.51
$40.01-$55.00             8,284    51.58      7.78       1,396    48.58
$55.01-$70.00             7,057    61.51      8.73         309    60.15
$70.01-$85.00             3,228    70.92      9.55          --       --
------------------------ -------------------------------------------------

      Had compensation cost for the Corporation's stock-based compensation plans been determined based on the fair value at the grant date for awards under those plans consistent with the requirements of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," the Corporation's net income and earnings per share would have been reduced as follows:

IN MILLIONS OF DOLLARS, EXCEPT PER SHARE AMOUNTS          2000     1999     1998
------------------------------------------------------- ------   ---------------
Net income:
  As reported                                           $1,808   $1,531   $1,255
  Pro forma                                              1,734    1,470    1,208

Basic earnings per share:
  As reported                                           $ 3.78   $ 3.22   $ 2.68
  Pro forma                                               3.62     3.09     2.58

Diluted earnings per share:
  As reported                                           $ 3.55   $ 3.01   $ 2.53
  Pro forma                                               3.41     2.89     2.44
------------------------------------------------------- ------   ---------------

      The fair value of each stock option grant has been estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

                                                          2000     1999     1998
------------------------------------------------------- ------   ---------------
Risk-free interest rate                                   6.1%     4.8%     5.4%
Expected life                                          5 years  6 years  6 years
Expected volatility                                        30%      25%      23%
Expected dividend yield                                   1.0%     1.2%     1.5%
------------------------------------------------------- ------   ---------------

      The weighted-average grant date fair values of options granted during 2000, 1999 and 1998 were $21.33, $17.20 and $11.33.

Note 11   Restructuring

1999 ACTIONS. During 1999, the Corporation's operating segments initiated a variety of actions aimed at further strengthening their future profitability and competitive position. Those actions focused principally on rationalizing manufacturing processes and improving the overall level of organizational efficiency, including the removal of management layers. Restructuring charges accrued in 1999 were $842 million before income taxes and minority interests and were planned to result in net reductions of approximately 15,000 salary and hourly employees and approximately 8 million square feet of facilities. Significant 1999 actions by operating segment included:

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


20  UNITED TECHNOLOGIES

      The 1999 accrued costs were recorded at each of the Corporation's operating segments as follows:

IN MILLIONS OF DOLLARS
--------------------------------------------
Otis                                  $  178
Carrier                                  182
Pratt & Whitney                          345
Flight Systems                           131
Other                                      6
----------------------------------    ------
                                      $  842
----------------------------------    ------

      The following table summarizes the accrued costs associated with the 1999 restructuring actions by type and related activity through December 31, 2000:

                                                              Accrued
                          Accrued             Accrued Exit     Site
                         Severance   Asset      & Lease     Restoration
                        and Related  Write-   Termination     & Other
IN MILLIONS OF DOLLARS    Costs      downs       Costs          Costs     Total
----------------------- ---------------------------------------------------------
1999 Charges:
  Staff reductions         $ 433     $  --       $ --           $ --      $ 433
  Facility closures          149       160         44             56        409
-----------------------    -----     -----       ----           ----      -----
Total accrued
 charges                     582       160         44             56        842
Adjustments                  (49)       --        (10)             1        (58)
Utilized to date:
  Cash                      (348)       --        (15)           (23)      (386)
  Non-cash                  (111)     (160)        (8)            --       (279)
-----------------------    ----------------------------------------------------
Balance at
 December 31, 2000         $  74     $  --       $ 11           $ 34      $ 119
-----------------------    ----------------------------------------------------

      The 1999 accrued costs were recorded in cost of sales (87%) and selling, general and administrative expenses (13%) and related to:

      o Workforce reductions of approximately 15,000 employees, primarily at Pratt & Whitney (5,200 employees), Otis (4,000 employees) and Carrier (3,200 employees)

      o Plant closings that were planned to result in the reduction of approximately 8 million square feet of facilities, primarily at Pratt & Whitney (3 million square feet) and Carrier (2.9 million square feet) and charges associated with the write-down of property, plant and equipment to fair value, where fair value is based on appraised value, primarily at Pratt & Whitney ($70 million) and Carrier ($41 million).

      The adjustments to the 1999 restructuring liability result from completion of actions for amounts lower than originally estimated and revision of several of the original programs. These adjustments were more than offset by additional restructuring charges in 2000 associated with the 1999 actions that were not accruable or contemplated when the actions were initiated.

      As of December 31, 2000, workforce reductions of approximately 12,200 employees were completed and approximately 4.4 million square feet were eliminated. The remaining actions are expected to be substantially complete in early 2001.

      In total the Corporation incurred and recognized costs of $317 million and $141 million in 2000 and 1999 associated with the restructuring actions that were not accruable or contemplated when the actions were initiated.

1998 ACTIONS. During 1998, the Corporation accrued pre-tax charges totaling $320 million related to ongoing efforts to reduce the costs of its continuing operations in response to an increasingly competitive business environment. Charges were recorded in each of the Corporation's operating segments with the majority relating to the Pratt & Whitney, Otis and Carrier operations. The amounts were primarily recorded in cost of sales and related to workforce reductions of approximately 7,500 employees, plant closings and charges associated with asset impairments. As of December 31, 2000 these actions have been completed, substantially as planned.

Note 12   Foreign Exchange

The Corporation conducts business in many different currencies and, accordingly, is subject to the inherent risks associated with foreign exchange rate movements. The financial position and results of operations of substantially all of the Corporation's foreign subsidiaries are measured using the local currency as the functional currency. The aggregate effects of translating the balance sheets of these subsidiaries are deferred as a separate component of shareowners' equity. The Corporation had foreign currency net assets in more than forty currencies, aggregating $2.5 billion and $2.1 billion at December 31, 2000 and 1999. The Corporation's net assets in the Asia Pacific region were $1 billion at December 31, 2000 and 1999.

      At December 31, the Corporation had the following amounts related to foreign exchange contracts hedging foreign currency transactions:

IN MILLIONS OF DOLLARS                     2000   1999
---------------------------------------- ------ ------
Notional amount                          $2,709 $2,569
Gains and losses explicitly deferred
 as a result of hedging firm commitments:
  Gains deferred                         $  32  $   15
  Losses deferred                          (55)    (26)
---------------------------------------- ------ ------
                                         $ (23) $  (11)
---------------------------------------- ------ ------

Note 13   Financial Instruments

The Corporation operates internationally and, in the normal course of business, is exposed to fluctuations in interest rates, foreign exchange rates and commodity prices. These fluctuations can increase the costs of financing, investing and operating the business. The Corporation manages its foreign currency transaction risks and some commodity exposures to acceptable limits through the use of derivatives designated as hedges.

      By nature, all financial instruments involve market and credit risks. The Corporation enters into derivative and other financial instruments with major investment grade financial institutions and has policies to monitor the credit risk of those counterparties. The Corporation limits counterparty exposure and concentration of risk by diversifying counterparties. The Corporation does not anticipate nonperformance by any of these counterparties.


                                                         UNITED TECHNOLOGIES  21

      The carrying amounts and fair values of financial instruments are as follows:

                                DECEMBER 31, 2000          DECEMBER 31, 1999

                               Carrying      Fair         Carrying      Fair
IN MILLIONS OF DOLLARS           Amount     Value           Amount     Value
----------------------------- ----------------------------------------------
Financial assets:
  Marketable equity securities  $    48   $    48          $   355   $   355
  Long-term receivables              58        54               54        53
  Customer financing notes          343       340              270       267
Financial liabilities:
  Short-term borrowings          (1,039)   (1,039)            (902)     (902)
  Long-term debt                 (3,708)   (3,879)          (3,196)   (3,163)
Foreign exchange contracts:
  Receivables                        40        40               38        45
  Payables                          (77)      (70)             (38)      (32)
Commodity forward contracts:
  Receivables                         2         2                8        11
  Payables                           (3)       (3)              --        --
----------------------------- ----------------------------------------------

      The above fair values were computed based on comparable transactions, quoted market prices, discounted future cash flows or an estimate of the amount to be received or paid to terminate or settle the agreement, as applicable.

      The values of marketable equity securities represent the Corporation's investment in common stock that is classified as available for sale and is accounted for at fair value.

      The Corporation had outstanding financing and rental commitments totaling $1,218 million at December 31, 2000. Risks associated with changes in interest rates on these commitments are negated by the fact that interest rates are variable during the commitment term and are set at the date of funding based on current market conditions, the fair value of the underlying collateral and the credit worthiness of the customers. As a result, the fair value of these financings is expected to equal the amounts funded. The fair value of the commitment itself is not readily determinable and is not considered significant. Additional information pertaining to these commitments is included in Note 4.

Note 14   Commitments and Contingent Liabilities

LEASES. The Corporation occupies space and uses certain equipment under lease arrangements. Rental commitments of $690 million at December 31, 2000 under long-term noncancelable operating leases are as follows: $169 million in 2001, $133 million in 2002, $101 million in 2003, $76 million in 2004, $56 million in 2005 and $155 million thereafter.

      Rent expense was $193 million in 2000, $193 million in 1999 and $230 million in 1998.

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

      The Corporation has had insurance in force over its history with a number of insurance companies and has commenced litigation seeking indemnity and defense under these insurance policies in relation to its environmental liabilities. The litigation is expected to last several years. Accrued environmental liabilities are not reduced by potential insurance reimbursements.

U.S. GOVERNMENT. The Corporation is now, and believes that in light of the current government contracting environment it will be, the subject of one or more government investigations. If the Corporation or one of its business units were charged with wrongdoing as a result of any of these investigations, they could be suspended from bidding on or receiving awards of new government contracts pending the completion of legal proceedings. If convicted or found liable, the Corporation could be fined and debarred from new government contracting for a period generally not to exceed three years. Any contracts found to be tainted by fraud could be voided by the Government.

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

Note 15   Segment Financial Data

The Corporation's operations are classified in four principal operating segments. Those segments were generally determined based on the management of the businesses and on the basis of separate groups of operating companies, each with general operating autonomy over diversified products and services.

      OTIS products include elevators, escalators, service, automated people movers and spare parts sold to a diversified international customer base in commercial real estate development.

      CARRIER products include heating, ventilating and air conditioning systems and equipment, commercial and transport refrigeration equipment and service for a diversified international customer base principally in commercial and residential real estate development.


22  UNITED TECHNOLOGIES

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

      FLIGHT SYSTEMS SEGMENT provides global aerospace and industrial products and services through Hamilton Sundstrand and Sikorsky Aircraft. Hamilton Sundstrand provides aerospace and industrial products for diversified industries. Aerospace products include aircraft power generation management and distribution systems, and environmental, flight and fuel control systems. Sikorsky Aircraft products include commercial and military helicopters, aftermarket products and service.

      Operating segment and geographic data include the results of all majority-owned businesses, consistent with the management reporting of these businesses. For certain of these subsidiaries, minority shareholders have rights which, under the provisions of EITF 96-16, overcome the presumption of control. In the Corporation's consolidated results, these subsidiaries are accounted for using the equity method of accounting. Adjustments to reconcile segment reporting to consolidated results are included in "Eliminations and other," which also includes certain small subsidiaries.

      Operating segment information for the years ended December 31 follows:

>  Operating Segments

                                             Total Revenues                  Operating Profits

IN MILLIONS OF DOLLARS                 2000       1999       1998       2000       1999       1998
----------------------------------- -------    ------------------    -------    ------------------
Otis                                $ 6,153    $ 5,654    $ 5,572    $   798    $   493    $   533
Carrier                               8,430      7,353      6,922        795        459        495
Pratt & Whitney                       7,366      7,674      7,876      1,200        634      1,024
Flight Systems                        4,992      3,810      2,891        614        247        287
----------------------------------- -------    -------    -------    -------    --------   -------
Total segment                       $26,941    $24,491    $23,261    $ 3,407    $ 1,833    $ 2,339
Eliminations and other                 (358)      (364)      (452)       (39)       (85)       (89)
General corporate expenses               --         --         --       (228)      (231)      (243)
----------------------------------- -------    -------    -------    -------    --------   -------
Consolidated                        $26,583    $24,127    $22,809    $ 3,140    $ 1,517    $ 2,007
----------------------------------- -------    -------    -------    -------    --------   -------
Interest expense                                                        (382)      (260)      (197)
------------------------------------------------------------------   -------    --------   -------
Income from continuing operations
  before income taxes and
  minority interests                                                 $ 2,758    $ 1,257    $ 1,810
------------------------------------------------------------------   -------    ------------------

                                 Total Assets               Capital Expenditures     Depreciation & Amortization

IN MILLIONS OF DOLLARS      2000      1999      1998      2000      1999      1998      2000      1999      1998
-----------------------  -------   -----------------   -------   -----------------   -------   -----------------
Otis                     $ 3,753   $ 4,036   $ 3,049   $   108   $    84   $    93   $   165   $   145   $   139
Carrier                    6,907     5,592     4,556       231       237       190       206       195       184
Pratt & Whitney            5,951     5,660     5,863       369       243       254       217       250       278
Flight Systems             7,750     7,677     2,154       195       166       105       261       216       118
-----------------------  -------   -------   -------   -------   -------   -------   -------   -------   -------
Total segment            $24,361   $22,965   $15,622   $   903   $   730   $   642   $   849   $   806   $   719
Eliminations and other     1,003     1,401     2,146        34        32        31        10        13        11
-----------------------  -------   -------   -------   -------   -------   -------   -------   -------   -------
Consolidated             $25,364   $24,366   $17,768   $   937   $   762   $   673   $   859   $   819   $   730
-----------------------  -------   -----------------   -------   -----------------   -------   -----------------

SEGMENT REVENUES AND OPERATING PROFIT. Total revenues by operating segment include intersegment sales, which are generally made at prices approximating those that the selling entity is able to obtain on external sales. Operating profits by segment includes income before interest expense, income taxes and minority interest.

>  Geographic Areas

                                  External Revenues                Operating Profits                Long-Lived Assets

IN MILLIONS OF DOLLARS         2000       1999       1998       2000       1999       1998       2000      1999      1998
--------------------------  -------    ------------------    -------    ------------------    -------   -----------------
United States operations    $16,231    $14,814    $13,852    $ 1,950    $   757    $ 1,340    $ 8,535   $ 7,465   $ 3,026
International operations:
  Europe                      4,413      4,433      4,252        606        473        516      1,030     1,028       842
  Asia Pacific                3,319      2,615      2,487        368        206        130      1,418     1,464       812
  Other                       2,820      2,472      2,517        483        396        353        534       514       501
Eliminations and other         (200)      (207)      (299)      (267)      (315)      (332)        71        28        --
--------------------------  -------    -------    -------    -------    -------    -------    -------   -------   -------
Consolidated                $26,583    $24,127    $22,809    $ 3,140    $ 1,517    $ 2,007    $11,588   $10,499   $ 5,181
--------------------------  -------    ------------------    -------    ------------------    -------   -----------------


                                                         UNITED TECHNOLOGIES  23

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

      Revenues from United States operations include export sales as follows:

IN MILLIONS OF DOLLARS     2000     1999     1998
-----------------------  ------   ---------------
Europe                   $1,606   $1,303   $  967
Asia Pacific              1,632    1,389    1,910
Other                       896      950    1,220
-----------------------  ------   ------   ------
                         $4,134   $3,642   $4,097
-----------------------  ------   ---------------

GEOGRAPHIC LONG-LIVED ASSETS. Long-lived assets include net fixed assets and intangibles which can be attributed to the specific geographic regions.

MAJOR CUSTOMERS. Revenues include sales under prime contracts and subcontracts to the U.S. Government, primarily related to Pratt & Whitney and Flight Systems products, as follows:

IN MILLIONS OF DOLLARS     2000     1999     1998
-----------------------  ------   ---------------
Pratt & Whitney          $1,616   $2,116   $1,941
Flight Systems            1,207    1,174    1,273
-----------------------  ------   ---------------

>  Selected Quarterly Financial Data (Unaudited)

                                                            2000 Quarters                       1999 Quarters

IN MILLIONS OF DOLLARS, EXCEPT PER SHARE AMOUNTS   First   Second    Third   Fourth    First   Second    Third   Fourth
------------------------------------------------  ---------------------------------   ---------------------------------
Sales                                             $6,307   $6,871   $6,339   $6,689   $5,382   $5,984   $6,068   $6,410
Gross margin                                       1,679    1,884    1,814    1,859    1,405    1,637    1,211    1,406
Income from continuing operations                    377      509      496      426      278      417       90       56
Net income                                           377      509      496      426      308    1,077       90       56
Earnings per share of Common Stock:
  Basic:
    Continuing operations                         $  .78   $ 1.07   $ 1.04   $  .89   $  .60   $  .89   $  .17   $  .10
    Net earnings                                  $  .78   $ 1.07   $ 1.04   $  .89   $  .67   $ 2.33   $  .17   $  .10
  Diluted:
    Continuing operations                         $  .74   $ 1.00   $  .98   $  .84   $  .57   $  .83   $  .16   $  .10
    Net earnings                                  $  .74   $ 1.00   $  .98   $  .84   $  .63   $ 2.15   $  .16   $  .10
------------------------------------------------  ---------------------------------   ---------------------------------

>  Comparative Stock Data

                                  2000                         1999
--------------------  ---------------------------  ---------------------------
Common Stock           High       Low    Dividend    High       Low   Dividend
First quarter         65 1/4    48 1/16    $.20    67 13/16   54        $.18
Second quarter        66 3/16   54 1/2     $.20    74 11/16   61 3/4    $.18
Third quarter         71 1/2    56 11/16   $.20    71 3/16    56        $.20
Fourth quarter        79 3/4    63 1/2     $.225   65         52 5/16   $.20
--------------------  ---------------------------  ---------------------------

The Corporation's Common Stock is listed on the New York Stock Exchange. The high and low prices are based on the Composite Tape of the New York Stock Exchange. There were approximately 24,000 common shareowners of record at December 31, 2000.


24  UNITED TECHNOLOGIES