Form 10-K, Exhibit 13
period 2001-12-31
UNITED TECHNOLOGIES CORP /DE/
filed 2002-02-11
CIK 101829

EXHIBIT 13

FIVE YEAR SUMMARY

IN MILLIONS OF DOLLARS, EXCEPT PER SHARE AMOUNTS	2001	2000	1999	1998	1997
For the year
Revenues	$27,897	$26,583	$24,127	$22,809	$21,288
Research and development	1,254	1,302	1,292	1,168	1,069
Income from continuing operations	1,938	1,808	841	1,157	962
Net income	1,938	1,808	1,531	1,255	1,072
Earnings per share:
Basic:
Continuing operations	4.06	3.78	1.74	2.47	1.98
Net earnings	4.06	3.78	3.22	2.68	2.22
Diluted:
Continuing operations	3.83	3.55	1.65	2.33	1.89
Net earnings	3.83	3.55	3.01	2.53	2.10
Cash dividends per common share	.90	.825	.76	.695	.62
Average number of shares of Common Stock outstanding:
Basic	470.2	470.1	465.6	455.5	468.9
Diluted	505.4	508.0	506.7	494.8	507.1
Return on average common shareowners’ equity, after tax	23.6%	24.4%	24.6%	28.6%	24.5%
Operating cash flows	2,885	2,503	2,310	2,314	1,903
Acquisitions, including debt assumed	525	1,340	6,268	1,237	605
Share repurchase	599	800	822	650	849

At year end
Working capital, continuing operations	$2,892	$1,318	$1,412	$1,359	$1,712
Total assets	26,969	25,364	24,366	17,768	15,697
Long-term debt, including current portion	4,371	3,772	3,419	1,669	1,389
Total debt	4,959	4,811	4,321	2,173	1,567
Debt to total capitalization	37%	39%	38%	33%	28%
ESOP Preferred Stock, net	429	432	449	456	450
Shareowners’ equity	8,369	7,662	7,117	4,378	4,073

Number of employees - continuing operations	152,000	153,800	148,300	134,400	130,400

MANAGEMENT’S DISCUSSION AND ANALYSIS

Management’s Discussion and Analysis of Results of Operations and Financial Position   The Corporation’s operations are classified into four principal segments: Otis, Carrier, Pratt & Whitney and Flight Systems. Otis and Carrier serve customers in the commercial and residential property industries. Carrier also serves commercial and transport refrigeration customers. Pratt & Whitney and the Flight Systems segment, which includes Sikorsky Aircraft (“Sikorsky”) and Hamilton Sundstrand, primarily serve commercial and government customers in the aerospace industry. The Corporation’s segment operating results are discussed in the Segment Review and Note 15 of the Notes to Consolidated Financial Statements.

Business Environment   As worldwide businesses, the Corporation’s operations are affected by global, regional and industry economic and political factors. However, the Corporation’s geographic and industry diversity has helped limit the impact of any one industry or the economy of any single country on the consolidated results. The downturn in the North American economy in 2001, including conditions in the commercial airline industry, global refrigeration industry, and commercial heating, ventilating and air conditioning markets, had a negative impact on the Corporation’s consolidated results and will continue to present challenges to its businesses.
      The Corporation’s growth strategy contemplates acquisitions in its core businesses. The rate and extent to which acquired businesses are integrated and anticipated synergies or cost savings are achieved can affect the Corporation’s operations and results.
      Revenues from outside the U.S., including U.S. export sales, in dollars and as a percentage of total segment revenues, are as follows:

IN MILLIONS OF DOLLARS	2001	2000	1999	2001	2000	1999
Europe	$ 4,716	$ 4,413	$ 4,433	17%	17%	18%
Asia Pacific	3,420	3,319	2,615	12%	12%	11%
Other Foreign	2,785	2,820	2,472	10%	11%	10%
U.S. Exports	3,947	4,134	3,642	14%	15%	15%
International
Segment Revenues	$14,868	$14,686	$13,162	53%	55%	54%

      As part of its globalization strategy, the Corporation has invested in businesses in certain countries, including Brazil, the People’s Republic of China, Russia, Argentina, India and South Korea, which carry higher levels of currency, political and economic risk. At December 31, 2001, the Corporation’s net investment in any one of these countries was less than 5% of consolidated equity.
      During 2001, the strength of the U.S. dollar in relation to Asian and European currencies had a negative impact on the translation of foreign-denominated operating results into U.S. dollars. In the fourth quarter of 2001, the euro began to recover in relation to the U.S. dollar, which continued to strengthen in relation to Asian currencies.

OTIS is the world’s largest elevator and escalator manufacturing, installation and service company. It serves an international customer base, principally in commercial real estate. In 2001, 76% of its revenues were generated outside the U.S. Otis’ results can be impacted by various economic factors, including fluctuations in commercial construction (which can affect new equipment installations and service contract revenues), labor costs (which can impact service margins on installed elevators and escalators), interest rates, foreign currency exchange rates and raw material costs.
      During 2001, U.S. office building construction starts continued to decline from their 1998 peak, but remained at historically high levels. Construction order activity slowed and national office vacancy rates increased slightly, as market conditions softened.

CARRIER is the world’s largest manufacturer of commercial and residential heating, ventilating and air conditioning (“HVAC”) systems and equipment. Carrier is also a leading producer of commercial and transport refrigeration equipment and provides aftermarket services and components for its products and those of other manufacturers in both the HVAC and refrigeration industries. During 2001, 47% of Carrier’s revenues were generated outside the U.S. and by U.S. exports. Carrier’s results can be impacted by a number of external factors, including commercial and residential construction activity, production and utilization of transport equipment, weather conditions, fuel prices, interest rates and foreign currency exchange rates.
      During 2001, U.S. commercial construction starts decreased and investment in replacement refrigeration and HVAC equipment declined compared to 2000. The weakness in the North American transport refrigeration market continued in 2001, despite stabilizing fuel prices and favorable trends in interest rates. A warmer summer selling season in many regions of the U.S. and strength in housing starts favorably impacted North American residential operations during a portion of the year and international construction markets remained strong. Declines in economic activity following the September 2001 attacks are expected to continue this year’s trend of declining North American HVAC sales into 2002.

PRATT & WHITNEY and the FLIGHT SYSTEMS segments comprise the Corporation’s aerospace businesses and produce commercial and government aerospace and defense products. The financial performance of these segments is directly tied to the aerospace and defense industries. Traffic growth, load factors, worldwide airline profits, influenced in part by fuel prices and labor issues, and general economic activity have been reliable indicators for new aircraft and aftermarket orders. Spare part sales and aftermarket service trends can be impacted by many factors, including usage, pricing, regulatory changes and retirement of older aircraft. Performance in the general aviation sector has been closely tied to the overall health of the economy and is positively correlated to corporate profits.
      During 2001, airline operations were negatively impacted by the disruption caused by the September 2001 attacks and the downturn in the North American economy. These conditions have resulted in reduced flight schedules worldwide, an increased number of idle aircraft, workforce reductions and declining financial performance within the airline industry, as well as an industry-wide request for government financial assistance. The airlines and aircraft manufacturers have continued to reduce their supplier bases and seek lower cost packages. These conditions have resulted in decreased commercial aerospace volume and orders in the Corporation’s aerospace businesses in 2001, which is expected to continue into 2002.
      The Corporation’s total sales to the U.S. Government increased in 2001 to $3,798 million or 14% of total sales, compared with $2,875 million or 11% of total sales in 2000 and $3,342 million or 14% of total sales in 1999. The defense portion of the Corporation’s aerospace businesses is affected by changes in market demand and the global political environment. The U.S. and European defense industries continue to reduce costs and consolidate in response to continued evaluation of global defense spending. Customers have continued their efforts to review and reprioritize research and procurement initiatives and foreign military programs have been delayed.

MANAGEMENT’S DISCUSSION AND ANALYSIS

PRATT & WHITNEY is among the world’s leading suppliers of commercial, general aviation and military aircraft engines. Pratt & Whitney provides spare parts and a full range of aftermarket and fleet management services for the engines it produces, along with power generation and rocket propulsion systems. These products and services are regulated by strict safety and performance standards, particularly in the commercial engine business. These standards can create uncertainty regarding the profitability of commercial engine programs. Pratt & Whitney is responding to market pressures by diversifying its product base for large commercial engines from the wide-bodied aircraft market to include engines designed specifically for the narrow-bodied aircraft market. In addition, the aftermarket business is being impacted by technological improvements to newer generation engines that increase reliability and by increased competition. In response to these market factors, Pratt & Whitney continues to pursue ventures to share in new engine program development and aftermarket growth opportunities. Pratt & Whitney continues to enhance its aftermarket business through acquisitions and repositioning actions aimed at improving efficiency.
      Pratt & Whitney provides engines and aftermarket products and services to both U.S. and foreign governments. Pratt & Whitney’s engines have been selected to power the Air Force’s F22 and Joint Strike Fighter aircraft. The Joint Strike Fighter program is intended to lead to the development of a single aircraft, with configurations for conventional and short take off and landing, for the U.S. Navy, Air Force and Marine Corps and the United Kingdom Royal Navy.

FLIGHT SYSTEMS SEGMENT provides global products and service through Hamilton Sundstrand and Sikorsky. Hamilton Sundstrand provides aerospace and industrial products and aftermarket services for diversified industries worldwide. Aerospace products include aircraft power generation management and distribution systems, and environmental, flight and fuel control systems. Hamilton Sundstrand has been responding to industry pressures by focusing on development of new product and service offerings, acquisitions and actions aimed at improving efficiency and aftermarket growth opportunities.
      Sikorsky is one of the world’s largest manufacturers of commercial and military helicopters, and provides aftermarket products and services. It has responded to continued overcapacity among helicopter manufacturers by improving its cost structure, expanding the capabilities of its existing products and developing new product and service offerings. Sikorsky is leading an international team in developing the S/H-92, a large cabin derivative of the Black Hawk. In its government business, Sikorsky will continue to supply Black Hawk helicopters and derivatives thereof to the U.S. and foreign governments under contracts extending into 2004. A Sikorsky-Boeing joint venture is also under contract with the U.S. Army to develop the RAH-66 Comanche, thirteen of which are contracted for delivery in 2004-2005 under the current phase of the program.

Results of Continuing Operations

IN MILLIONS OF DOLLARS	2001	2000	1999
Sales	$27,486	$26,206	$23,844
Financing revenues and other income, net	411	377	283
Revenues	$27,897	$26,583	$24,127

     Consolidated revenues increased 5% in 2001 and 10% in 2000. Excluding the unfavorable impact of foreign currency translation, consolidated revenues increased 7% in 2001 and 13% in 2000. Sales growth in 2001 reflects growth in the base businesses of Pratt & Whitney, Flight Systems and Otis and acquisitions at Carrier. The sales growth in 2000 reflects the impact of acquisitions as well as growth at Otis and Carrier, which more than offset a decrease at Pratt & Whitney.
      Financing revenues and other income, net, increased $34 million and $94 million in 2001 and 2000, respectively. The 2001 increase reflects interest income associated with the favorable settlement of certain prior year tax audits. In 2000, interest income on prior period income tax credits resulting from an industry related court decision and modification of a product support agreement contributed to the increase.

IN MILLIONS OF DOLLARS	2001	2000	1999
Cost of sales	$20,087	$18,970	$18,185
Gross margin percent	26.9%	27.6%	23.7%

     Gross margin decreased in 2001 to 26.9% from 27.6% in 2000. The 2001 decrease is due primarily to restructuring and related charges of $224 million recorded in cost of sales in 2001. Gross margin increased 3.9 percentage points in 2000 due primarily to restructuring and other charges of $865 million recorded in cost of sales in 1999. Excluding restructuring, gross margin increased one-tenth and two-tenths of a percentage point in 2001 and 2000, respectively, reflecting savings from prior restructuring actions that were partially offset by associated costs not originally accruable.

IN MILLIONS OF DOLLARS	2001	2000	1999
Research and development	$1,254	$1,302	$1,292
Percent of sales	4.6%	5.0%	5.4%

     Research and development spending decreased $48 million (4%) in 2001 and increased $10 million (1%) in 2000. The 2001 decrease is due primarily to decreased spending at Pratt & Whitney due to timing of development schedules. The increase in 2000 is primarily due to the inclusion of the operations of Sundstrand in the Flight Systems segment since its acquisition in the second quarter of 1999. The above years include the Corporation’s continued funding of research and development at its fuel cell unit. Total research and development expenses in 2002 are expected to approximate 2001 levels.

IN MILLIONS OF DOLLARS	2001	2000	1999
Selling, general and administrative	$3,323	$3,171	$3,133
Percent of sales	12.1%	12.1%	13.1%

     Selling, general and administrative expenses as a percentage of sales remained flat in 2001 and decreased 1 percentage point in 2000. The 2001 amount reflects $124 million of charges associated with 2001 restructuring actions. Excluding 2001 restructuring charges, selling, general and administrative expenses as a percent of sales decreased five-tenths of a percentage point in 2001. The decreases in 2001 and 2000 reflect savings resulting from prior cost reduction actions, partially offset by the impact of acquisitions, primarily at Carrier.

IN MILLIONS OF DOLLARS	2001	2000	1999
Interest expense	$426	$382	$260

MANAGEMENT’S DISCUSSION AND ANALYSIS

     Interest expense increased 12% in 2001 and 47% in 2000. The 2001 increase is primarily related to the October 2001 issuance of $400 million of 4.875% notes, the February 2001 issuance of $500 million of 6.35% notes, and the November 2000 issuance of $500 million of 7.125% notes. The 2000 increase reflects the 1999 issuances of an aggregate of $1.725 billion notes at interest rates ranging from 6.4% to 7.5%, and an increased level of foreign borrowings. These increases were partially offset by debt repayments of $354 million in 2001 and $435 million in 2000. Interest expense in 2002 is expected to remain comparable to 2001.

	2001	2000	1999
Average interest rate
during the year:
Short-term borrowings	7.0%	9.9%	8.7%
Total debt	7.3%	8.1%	7.7%

     The average interest rate during the year on total debt exceeded that of short-term borrowings due to lower interest rates on commercial paper. The weighted-average interest rate applicable to debt outstanding at December 31, 2001 was 5.6% for short-term borrowings and 6.8% for total debt.

	2001	2000	1999
Effective income tax rate	26.9%	30.9%	25.9%

     The 2001 effective tax rate reflects the impact of the favorable settlement of certain prior year tax audits. The 2000 effective tax rate includes the impact of two discrete items: the revaluation of the Corporation’s state deferred tax asset resulting from the enactment of Connecticut tax law changes and the benefits from income tax credits for prior periods associated with an industry related court decision. Excluding the favorable settlement in 2001 of certain prior year tax audits and the discrete tax items in 2000 discussed above, the effective tax rate for 2001 decreased to 30.0% from 30.5% in 2000. The Corporation has continued to lower its effective tax rate by implementing tax reduction strategies.
      The Internal Revenue Service is reviewing the Corporation’s claims for prior periods’ benefits as part of its routine examinations of the Corporation’s income tax returns and any additional impact on the Corporation’s liability for income taxes cannot presently be determined.
      The future tax benefit arising from net deductible temporary differences and tax carryforwards is $2,583 million. The net deductible temporary differences relate to expenses recognized for financial reporting purposes, which will result in tax deductions over varying future periods. Management believes that the Corporation’s earnings during the periods when the temporary differences become deductible will be sufficient to realize the related future income tax benefits. While some tax credit and loss carryforwards have no expiration date, certain foreign and state tax loss carryforwards arise in a number of different tax jurisdictions with expiration dates beginning in 2002. For those jurisdictions where the expiration date or the projected operating results indicate that realization is not likely, a valuation allowance has been provided.
      For additional discussion of income taxes, see Note 9 of the Notes to Consolidated Financial Statements.

Business Acquisitions   During 2001, the Corporation invested $525 million, including debt assumed, in the acquisition of more than 30 businesses. Those investments included Pratt & Whitney and Hamilton Sundstrand’s acquisitions of aerospace aftermarket businesses and a number of small acquisitions in the commercial businesses. During 2000, the Corporation invested $1,340 million, including debt assumed, in business acquisitions. That amount includes Carrier’s purchase of Specialty Equipment Companies for $708 million in the fourth quarter of 2000. For additional discussion of 2001 acquisitions, see Liquidity and Financing Commitments and Note 2 of the Notes to Consolidated Financial Statements.
      Effective July 1, 2001, the Corporation adopted the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 141 “Business Combinations” and SFAS No. 142, “Goodwill and Other Intangible Assets” applicable to business combinations completed after June 30, 2001. Effective January 1, 2002, additional provisions of SFAS Nos. 141 and 142, relating to business combinations completed prior to June 30, 2001, are effective for the Corporation. These standards require the use of the purchase method of accounting for business combinations, set forth the accounting for the initial recognition of acquired intangible assets and goodwill, and describe the accounting for intangible assets and goodwill subsequent to initial recognition. Under the provisions of these standards, intangible assets deemed to have indefinite lives and goodwill are no longer subject to amortization. All other intangible assets are to be amortized over their estimated useful lives. Intangible assets and goodwill are subject to annual impairment testing using the specific guidance and criteria described in the standards.
      The impact of goodwill amortization recorded in the Corporation’s segments, and the effect that discontinuing amortization would have on certain income statement amounts is as follows:

IN MILLIONS OF DOLLARS	2001	2000
Otis	$ 30	$ 29
Carrier	74	57
Pratt & Whitney	23	21
Flight Systems	103	99

Total segment goodwill amortization	230	206
Income taxes	(16)	(14)
Minority interest in subsidiaries’ earnings	(2)	(2)

Net Income Impact	$212	$190

For additional discussion, see Notes 1 and 2 of the Notes to Consolidated Financial Statements.

Dispositions of Businesses   In May 1999, the Corporation sold its UT Automotive unit to Lear Corporation for $2.3 billion, which resulted in an after-tax gain of $650 million. UT Automotive results, through the date of disposition, appear as income from operations of the discontinued UT Automotive unit in the Consolidated Statement of Operations.

Restructuring and Other Costs
2001 Actions   As described in Note 11 of the Notes to Consolidated Financial Statements, during the second half of 2001, the Corporation recorded pre-tax restructuring and related charges of $348 million associated with ongoing efforts to reduce costs in its segments in a continually challenging business environment and to address current conditions in the commercial airline industry. The restructuring actions focus principally on improving the overall level of organizational efficiency and consolidation of manufacturing, sales and service facilities. These charges were recorded in the Corporation’s segments as follows: Otis $83 million, Carrier $172 million, Pratt & Whitney $63 million and Flight Systems $30 million. The charges include accruals of $256 million for severance and related employment termination costs, $53 million for asset write-downs and $19 million for facility exit and lease termination costs.
      The amounts include $224 million recorded in cost of sales and $124 million in selling, general and administrative expenses, and relate to net workforce reductions of approximately 8,700 salaried and hourly employees, the elimination of approximately 2.3 million square feet of facilities and the disposal of assets associated with exited facilities. Savings are expected to build over a two-year period resulting in recurring pre-tax savings of approximately $300 million and are expected to mitigate the effects of lower commercial aerospace volume.
      Approximately 70% of the total pre-tax charge will require cash payments, which will be funded by cash generated from operations. During the year, the Corporation incurred pre-tax cash outflows of approximately $86 million associated with this program. As of December 31, 2001, approximately 4,600 positions were eliminated. The balance of the workforce and facility related cost reduction actions are targeted to be completed in 2002. As of December 31, 2001 approximately $180 million of severance and related costs and $17 million of facility exit and lease termination accruals remain.

1999 Actions   As described in Note 11 of the Notes to Consolidated Financial Statements, the Corporation’s segments initiated a variety of actions in 1999 aimed at further strengthening their future profitability and competitive position. The 1999 actions totaled $1,120 million, before income taxes and minority interests, and included accrued restructuring charges of $842 million, related charges of $141 million that were not accruable when initiated, and charges associated with product development and aircraft systems integration and non-product purchasing. Those amounts were recorded at each of the Corporation’s segments as follows: Otis $186 million, Carrier $196 million, Pratt & Whitney $534 million, Flight Systems $161 million and other $43 million.
      Under the terms of a new, three-year collective bargaining agreement signed in December 2001, Pratt & Whitney agreed to retain certain part repair work within the bargaining unit, absent unanticipated changes in business conditions. This resolved a disagreement concerning a restructuring related relocation of work that was the subject of a February 2001 injunction. Resolution of this matter did not materially impact the Corporation’s restructuring program.
      In addition to the actions discussed above, during 2001, the Corporation incurred and recognized $134 million of additional costs associated with the 1999 actions, that were not accruable or contemplated when the 1999 actions were initiated. In the current year, the Corporation has incurred pre-tax cash outflows of approximately $217 million associated with the 1999 program accruals and additional costs. Those additional costs have been more than offset by savings relating to this program and adjustments to the 1999 restructuring liability. Recurring savings, associated primarily with a net reduction in workforce and facility closures, are expected to increase through 2002 to approximately $750 million pre-tax annually, primarily benefiting cost of sales.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Segment Review

	Revenues			Operating Profits			Operating Profit Margin
IN MILLIONS OF DOLLARS	2001	2000	1999	2001	2000	1999	2001	2000	1999
Otis	$6,338	$6,153	$5,654	$ 847	$ 798	$493	13.4%	13.0%	8.7%
Carrier	8,895	8,430	7,353	590	795	459	6.6%	9.4%	6.2%
Pratt & Whitney	7,679	7,366	7,674	1,308	1,200	634	17.0%	16.3%	8.3%
Flight Systems	5,292	4,992	3,810	670	614	247	12.7%	12.3%	6.5%

     Revenues, operating profits and operating profit margins of the Corporation’s principal segments include the results of all majority-owned subsidiaries, consistent with the management reporting of these businesses. For certain of these subsidiaries, minority shareholders have rights which overcome the presumption of consolidation. In the Corporation’s consolidated results, these subsidiaries are accounted for using the equity method of accounting.

2001 Compared to 2000
OTIS revenues increased $185 million (3%) in 2001. Excluding the unfavorable impact of foreign currency translation, 2001 revenues increased 7%, reflecting increases in all regions and growth in both new equipment and service sales. The negative foreign currency impact was primarily due to the strengthening of the U.S. dollar in relation to European and Asian currencies.
      Otis operating profits increased $49 million (6%) in 2001. Excluding 2001 restructuring charges and the unfavorable impact of foreign currency translation, operating profits increased 20%, reflecting profit improvements in all regions resulting from volume increases and cost reduction actions.

CARRIER revenues increased $465 million (6%) in 2001. Excluding the unfavorable impact of foreign currency translation, 2001 revenues increased 8% almost entirely due to acquisitions, including the acquisition of Specialty Equipment Companies during the fourth quarter of 2000, and growth in the European and Asian HVAC markets. The improvements were largely offset by continued weakness in several of the global refrigeration businesses. The negative foreign currency impact was primarily due to the strength of the U.S. dollar in relation to Asian and European currencies.
      Carrier operating profits decreased $205 million (26%) compared to 2000 in part due to 2001 restructuring charges of $172 million. Excluding 2001 restructuring charges and the unfavorable impact of foreign currency translation, operating profits decreased 1%. The decrease is primarily due to poor market conditions in refrigeration, North American commercial HVAC and Latin America, as well as performance issues in some of the acquired entities, particularly global refrigeration businesses. The 2001 operating profit decrease was partially offset by the acquisition of Specialty Equipment Companies in the fourth quarter of 2000 and the performance in Carrier’s European and Asian HVAC businesses.

PRATT & WHITNEY revenues increased $313 million (4%) in 2001. The increase was due primarily to increased shipments of industrial gas turbines at Pratt & Whitney Power Systems and higher volume in the small engine business at Pratt & Whitney Canada, partially offset by lower commercial aerospace aftermarket volume in the fourth quarter of 2001.
      Pratt & Whitney operating profits increased $108 million (9%) in 2001. Excluding 2001 restructuring charges, operating profit increased 14%, reflecting favorable volume at Pratt & Whitney Canada and Pratt & Whitney Power Systems and cost reduction actions throughout the segment. These increases are partially offset by lower commercial aerospace aftermarket volume in the fourth quarter.

FLIGHT SYSTEMS revenues increased $300 million (6%) in 2001. The increase was due primarily to increased original equipment sales and aftermarket revenues at Hamilton Sundstrand’s aerospace business and increased helicopter shipments at Sikorsky. Flight Systems operating profits increased $56 million (9%) in 2001. Excluding 2001 restructuring charges, operating profits increased 14% in 2001, reflecting growth in Hamilton Sundstrand’s aerospace business and increased helicopter shipments at Sikorsky.

2000 Compared to 1999
OTIS revenues increased $499 million (9%) in 2000. Excluding the unfavorable impact of foreign currency translation, 2000 revenues increased 14%, reflecting the impact of the acquisition of LG Industrial Systems’ Building Facilities Group in the fourth quarter of 1999 and increased sales in all regions, led by North America where construction activity remained strong.
      Otis operating profits increased $305 million (62%) in 2000 largely due to restructuring charges of $186 million recorded during 1999. Excluding restructuring charges and the unfavorable impact of foreign currency translation, operating profits increased 27%, reflecting profit improvements in all regions resulting from cost reduction actions as well as the impact of the acquisition of LG Industrial Systems’ Building Facilities Group.

CARRIER revenues increased $1,077 million (15%) in 2000. Excluding the unfavorable impact of foreign currency translation, 2000 revenues increased 17%, reflecting the impact of the acquisitions of International Comfort Products (“ICP”) during the third quarter of 1999 and the commercial refrigeration business of Electrolux AB early in 2000, as well as growth in the North American commercial businesses. A decline in the North American truck/trailer transport refrigeration operation associated with higher fuel prices and interest rates partially offset the increase.
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

MANAGEMENT’S DISCUSSION AND ANALYSIS

Liquidity and Financing Commitments

IN MILLIONS OF DOLLARS	2001	2000
Cash and cash equivalents	$1,558	$ 748
Total debt	4,959	4,811
Net debt (total debt less cash)	3,401	4,063
Shareowners’ equity	8,369	7,662
Debt to total capitalization	37%	39%
Net debt to total capitalization	29%	35%

     Management assesses the Corporation’s liquidity in terms of its ability to generate cash to fund its operating and investing activities. Significant factors affecting the management of liquidity are: cash flows generated from operating activities, capital expenditures, customer financing requirements, investments in businesses, dividends, Common Stock repurchases, adequacy of available bank lines of credit and the ability to attract long-term capital with satisfactory terms.
      Net cash provided by operating activities in 2001 was $2,885 million compared to $2,503 million in 2000. The increase resulted primarily from improved operating performance, partially offset by higher levels of working capital, due in part to investment in power generation assets. Pre-tax cash outflows associated with restructuring and other actions, including costs not accruable or contemplated when the actions were initiated, were $303 million in 2001 and $537 million in 2000.
      Cash used in investing activities was $1,277 million in 2001 compared to $2,101 million in 2000. The most significant components of investing cash flows are capital expenditures and business acquisitions. Capital expenditures decreased $144 million to $793 million in 2001 and are expected to decline in 2002, reflecting a reprioritization of capital projects. In 2001, the Corporation invested $525 million in the acquisition of businesses, consisting of $439 million of cash and $86 million of assumed debt, while in 2000 acquisitions totaled $1,340 million, consisting of $1,168 million of cash and $172 million of assumed debt.
      Customer financing activities used cash of $123 million in 2001, compared to $40 million in 2000, reflecting increased customer requirements for financing. While the Corporation expects that customer financing will be a net use of cash in 2002, actual funding is subject to usage under existing customer financing requirements. At December 31, 2001, the Corporation had financing and rental commitments of $1.6 billion related to commercial aircraft, of which as much as $272 million may be required to be disbursed in 2002. The Corporation may also arrange for third-party investors to assume a portion of its commitments. Refer to Note 4 of the Notes to Consolidated Financial Statements for additional discussion of the Corporation’s commercial aerospace industry assets and commitments.
      Financing cash outflows for 2001 and 2000 include the Corporation’s repurchase of 8.5 million and 13.6 million shares of Common Stock for $599 million and $800 million, respectively. Share repurchase continues to be a use of the Corporation’s cash flows and has more than offset the dilutive effect resulting from the issuance of stock under stock-based employee benefit programs in each of the last three years. In June 2001, the Corporation announced that the Board of Directors authorized the repurchase of up to 20 million shares. The new authorization replaces previous share repurchase authority. At December 31, 2001, 15.8 million shares remained available for repurchase under the authorized program.
      At December 31, 2001, the Corporation had credit commitments from banks totaling $1.5 billion under a Revolving Credit Agreement, which serves as a back-up facility for issuance of commercial paper. At December 31, 2001, there were no borrowings under the Revolving Credit Agreement. In addition, at December 31, 2001, approximately $1.1 billion was available under short-term lines of credit with local banks at the Corporation’s various international subsidiaries.
      As described in Note 8 of the Notes to Consolidated Financial Statements, the Corporation issued $900 million and $500 million of long-term notes payable in 2001 and 2000, respectively. The proceeds of those issuances were used for the repayment of commercial paper during 2001, to finance acquisitions, including Specialty Equipment Companies in 2000, and for general corporate purposes, including repurchases of the Corporation’s Common Stock. At December 31, 2001, up to $1.6 billion of additional medium-term and long-term debt could be issued under shelf registration statements on file with the Securities and Exchange Commission.
      The Corporation contributed $247 million of Treasury Stock to its defined benefit pension plans in December 2001. An independent manager will be appointed with authority to hold and dispose of the shares from time to time in public markets or otherwise. An additional contribution may be made in 2002, reflecting a total authorization by the Board of Directors of $500 million. As of December 31, 2001, the total investment by the defined benefit pension plans in the Corporation’s securities, including the Treasury Stock transaction described above, is less than 3% of total plan assets.
      The Corporation’s shareowners’ equity is impacted by a variety of factors, including those items that are not reported in earnings but are reported directly in equity, such as foreign currency translation, minimum pension liability adjustments, unrealized holding gains and losses on available-for-sale securities and cash flow hedging transactions. The Corporation recorded an additional minimum pension liability of $1,070 million, including a net of tax charge to equity of $519 million, in its December 31, 2001 balance sheet, representing the Corporation’s unfunded accumulated benefit obligation. See the Consolidated Statement of Changes in Shareowners’ Equity for information on such non-shareowners’ changes.
      The Corporation believes that existing sources of liquidity are adequate to meet anticipated borrowing needs at comparable risk-based interest rates for the foreseeable future. Although uncertainties in acquisition spending could cause modest variations at times, management anticipates that the level of debt to capital will remain generally consistent with recent levels. The anticipated level of debt to capital is expected to be sufficient to satisfy the Corporation’s various cash flow requirements, including acquisition spending and continued share repurchases.

MANAGEMENT’S DISCUSSION AND ANALYSIS

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
      The Corporation has evaluated its exposure to changes in foreign currency exchange, interest rates and commodity prices in its market risk sensitive instruments, which are primarily cash, debt and derivative instruments, using a value at risk analysis. Based on a 95% confidence level and a one-day holding period, at December 31, 2001, the potential loss in fair value of the Corporation’s market risk sensitive instruments was not material in relation to the Corporation’s financial position, results of operations or cash flows. The Corporation’s calculated value at risk exposure represents an estimate of reasonably possible net losses based on historical market rates, volatilities and correlations and is not necessarily indicative of actual results. Refer to Notes 1, 8, 12 and 13 of the Notes to Consolidated Financial Statements for additional discussion of foreign exchange, interest rates and financial instruments.

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
      The Corporation’s cash position includes amounts denominated in foreign currencies. The Corporation manages its worldwide cash requirements considering available funds among its many subsidiaries and the cost effectiveness with which these funds can be accessed. The repatriation of cash balances from certain of the Corporation’s subsidiaries could have adverse tax consequences. However, those balances are generally available without legal restrictions to fund ordinary business operations. The Corporation has and will continue to transfer cash from those subsidiaries to the parent and to other international subsidiaries when it is cost effective to do so.

INTEREST RATE EXPOSURES. The Corporation’s long-term debt portfolio consists mostly of fixed-rate instruments. Due to recent declines in market interest rates, a portion of that portfolio is hedged with interest rate swaps. The hedges are designated as fair value hedges and the gains and losses on the swaps are reported in interest expense, reflecting that portion of interest expense at a variable rate. From time to time the Corporation issues commercial paper, which exposes the Corporation to changes in interest rates.

COMMODITY PRICE EXPOSURES. The Corporation is exposed to volatility in the prices of raw materials used in some of its products and uses forward contracts in limited circumstances to manage some of those exposures. The forward contracts are designated as hedges of the cash flow variability that results from the forecasted purchases. Gains and losses on those derivatives are deferred in shareowners’ equity to the extent they are effective as hedges and reclassified into cost of products sold in the period in which the hedged transaction impacts earnings.

Environmental Matters   The Corporation’s operations are subject to environmental regulation by federal, state and local authorities in the United States and regulatory authorities with jurisdiction over its foreign operations. As a result, the Corporation has established, and continually updates, policies relating to environmental standards of performance for its operations worldwide. The Corporation believes that expenditures necessary to comply with the present regulations governing environmental protection will not have a material effect upon its competitive position, financial position, results of operations or cash flows.
      The Corporation has identified approximately 465 locations, mostly in the United States, at which it may have some liability for remediating contamination. The Corporation does not believe that any individual location’s exposure will have a material effect on the results of operations of the Corporation. Sites in the investigation or remediation stage represent approximately 96% of the Corporation’s accrued environmental liability. The remaining 4% of the recorded liability consists of sites where the Corporation may have some liability but investigation is in the initial stages or has not begun.
      The Corporation has been identified as a potentially responsible party under the Comprehensive Environmental Response Compensation and Liability Act (“CERCLA” or Superfund) at approximately 100 sites. The number of Superfund sites, in and of itself, does not represent a relevant measure of liability because the nature and extent of environmental concerns vary from site to site and the Corporation’s share of responsibility varies from sole responsibility to very little responsibility. In estimating its liability for remediation, the Corporation considers its likely proportionate share of the anticipated remediation expense and the ability of other potentially responsible parties to fulfill their obligations.
      At December 31, 2001, the Corporation had $456 million reserved for environmental remediation. Cash outflows for environmental remediation were $61 million in 2001, $54 million in 2000 and $36 million in 1999. The Corporation estimates that ongoing environmental remediation expenditures in each of the next two years will not exceed $60 million.
      The Corporation has had insurance in force over its history with a number of insurance companies and has pursued litigation seeking indemnity and defense under these insurance policies in relation to its environmental liabilities. In January 2002, the Corporation settled the last of these lawsuits under an agreement providing for the Corporation to receive payments totaling approximately $100 million.

MANAGEMENT’S DISCUSSION AND ANALYSIS

U.S. Government   The Corporation’s contracts with the U.S. Government are subject to audits. Like many defense contractors, the Corporation has received audit reports which recommend that certain contract prices should be reduced to comply with various government regulations. Some of these audit reports involve substantial amounts. The Corporation has made voluntary refunds in those cases it believes appropriate. In addition, the Corporation accrues for liabilities associated with those matters that are probable and can be reasonably estimated.
      Additional discussion of the Corporation’s environmental and U.S. Government contract matters is included in Notes 1 and 14 of the Notes to Consolidated Financial Statements.

Other   The Corporation extends performance and operating cost guarantees beyond its normal warranty and service policies for extended periods on some of its products, particularly commercial aircraft engines. Liability under such guarantees is contingent upon future product performance and durability. In addition, the Corporation incurs discretionary costs to service its products in connection with product performance issues. The Corporation has accrued its estimated liability that may result under these guarantees and for service costs which are probable and can be reasonably estimated.

New Accounting Pronouncements   Effective January 1, 2001, the Corporation adopted Statement of Financial Accounting Standards (“SFAS”) No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended. Additional discussion of the Corporation’s derivative and hedging activity is included in Notes 1 and 13 of the Notes to Consolidated Financial Statements.
      In June 2001, the Financial Accounting Standards Board issued SFAS No. 141, “Business Combinations” and SFAS No. 142, “Goodwill and Other Intangible Assets.” Description of these standards is included in the “Business Acquisitions” discussion.
      In June 2001, SFAS No. 143, “Accounting for Asset Retirement Obligations” was issued. The standard requires that legal obligations associated with the retirement of tangible long-lived assets be recorded at fair value when incurred and will be effective for the Corporation on January 1, 2003. The Corporation is currently reviewing the provisions of SFAS No. 143 to determine the standard’s impact upon adoption.
      In August 2001, SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” was issued. This statement provides guidance on the accounting for the impairment or disposal of long-lived assets and was effective for the Corporation on January 1, 2002. Management believes that the adoption of SFAS No. 144 will not have a material impact on its consolidated financial position, results of operations or cash flows.

Euro Conversion   On January 1, 1999, the European Economic and Monetary Union entered a three-year transition phase during which the euro was introduced as a common currency in participating countries. The euro is currently used for wholesale financial transactions and will replace the legacy currencies that will be withdrawn between January 1, 2002 and July 1, 2002. The Corporation began preparing for transition to the euro in December 1996 and was substantially completed at the end of 2001.
      Management believes that the introduction of the euro, including the total costs for the conversion, will not have a material adverse impact on the Corporation’s financial position, results of operations or cash flows. However, uncertainty exists as to the effects the euro will have on the marketplace and there is no guarantee that all issues will be foreseen and corrected or that third parties will address the conversion successfully.

Cautionary Note Concerning Factors That May Affect Future Results   This Annual Report contains statements which, to the extent they are not statements of historical or present fact, constitute “forward-looking statements” under the securities laws. From time to time, oral or written forward-looking statements may also be included in other materials released to the public. These forward-looking statements are intended to provide management’s current expectations or plans for the future operating and financial performance of the Corporation, based on assumptions currently believed to be valid. Forward-looking statements can be identified by the use of words such as: “believe,” “expect,” “plans,” “strategy,” “prospects,” “estimate,” “project,” “anticipate” and other words of similar meaning in connection with a discussion of future operating or financial performance. These include, among others, statements relating to:

  Future earnings and other measurements of financial performance
  Future cash flow and uses of cash
  The effect of economic downturns or growth in particular regions
  The effect of changes in the level of activity in particular industries or markets
  The scope, nature or impact of acquisition activity and integration into the Corporation’s businesses
  Product developments and new business opportunities
  Restructuring costs and savings
  The outcome of contingencies
  The transition to the use of the euro as a currency.

     All forward-looking statements involve risks and uncertainties that may cause actual results to differ materially from those expressed or implied in the forward-looking statements. For additional information identifying factors that may cause actual results to vary materially from those stated in the forward-looking statements, see the Corporation’s reports on Forms 10-K, 10-Q and 8-K filed with the Securities and Exchange Commission from time to time. The Corporation’s Annual Report on Form 10-K for 2001 includes important information as to risk factors in the “Business” section under the headings “Description of Business by Segment” and “Other Matters Relating to the Corporation’s Business as a Whole,” and in the “Legal Proceedings” section.

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL STATEMENTS

The financial statements of United Technologies Corporation and its subsidiaries are the responsibility of the Corporation’s management and have been prepared in accordance with generally accepted accounting principles in the United States of America.
      Management is responsible for the integrity and objectivity of the financial statements, including estimates and judgments reflected in them and fulfills this responsibility primarily by establishing and maintaining accounting systems and practices adequately supported by internal accounting controls. These controls are designed to provide reasonable assurance that the Corporation’s assets are safeguarded, that transactions are executed in accordance with management’s authorizations and that the financial records are reliable for the purpose of preparing financial statements. Self-monitoring mechanisms are also a part of the control environment whereby, as deficiencies are identified, corrective actions are taken. Even an effective internal control system, no matter how well designed, has inherent limitations including the possibility of the circumvention or overriding of controls and, therefore, can provide only reasonable assurance with respect to financial statement preparation and such safeguarding of assets. Further, because of changes in conditions, internal control system effectiveness may vary over time.
      The Corporation assessed its internal control system as of December 31, 2001. Based on this assessment, management believes the internal accounting controls in use provide reasonable assurance that the Corporation’s assets are safeguarded, that transactions are executed in accordance with management’s authorizations, and that the financial records are reliable for the purpose of preparing financial statements.
      Independent accountants are appointed annually by the Corporation’s shareowners to audit the financial statements in accordance with generally accepted auditing standards. Their report appears below. Their audits, as well as those of the Corporation’s internal audit department, include a review of internal accounting controls and selective tests of transactions.
      The Audit Committee of the Board of Directors, consisting of directors who are not officers or employees of the Corporation, meets regularly with management, the independent accountants and the internal auditors, to review matters relating to financial reporting, internal accounting controls and auditing.

/s/ George David George David Chairman and Chief Executive Officer	/s/ David J. FitzPatrick David J. FitzPatrick Senior Vice President, Chief Financial Officer

REPORT OF INDEPENDENT ACCOUNTANTS

To the Shareowners of United Technologies Corporation

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations, of changes in shareowners’ equity and of cash flows present fairly, in all material respects, the financial position of United Technologies Corporation and its subsidiaries at December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Corporation’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/  PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Hartford, Connecticut
January 17, 2002

CONSOLIDATED STATEMENT OF OPERATIONS

IN MILLIONS OF DOLLARS, EXCEPT PER SHARE AMOUNTS	2001	2000	1999

Revenues
Product sales	$20,988	$20,174	$18,021
Service sales	6,498	6,032	5,823
Financing revenues and other income, net	411	377	283
	27,897	26,583	24,127
Costs and Expenses
Cost of products sold	15,878	15,146	14,500
Cost of services sold	4,209	3,824	3,685
Research and development	1,254	1,302	1,292
Selling, general and administrative	3,323	3,171	3,133
Interest	426	382	260
	25,090	23,825	22,870
Income from continuing operations
before income taxes and minority interests	2,807	2,758	1,257
Income taxes	755	853	325
Minority interests in subsidiaries’ earnings	114	97	91
Income from continuing operations	1,938	1,808	841
Discontinued operation:
Income from operations of discontinued UT Automotive
unit (net of income tax provision of $28)	—	—	40
Gain on sale of UT Automotive unit (net of income tax provision of $112)	—	—	650
Net Income	$1,938	$1,808	$1,531

Earnings per Share of Common Stock
Basic:
Continuing operations	$4.06	$3.78	$1.74
Discontinued operation	—	—	.08
Gain on sale of discontinued operation	—	—	1.40
Net Earnings	$4.06	$3.78	$3.22

Diluted:
Continuing operations	$3.83	$3.55	$1.65
Discontinued operation	—	—	.08
Gain on sale of discontinued operation	—	—	1.28
Net Earnings	$3.83	$3.55	$3.01

See accompanying Notes to Consolidated Financial Statements

CONSOLIDATED BALANCE SHEET

IN MILLIONS OF DOLLARS, EXCEPT PER SHARE (SHARES IN THOUSANDS)	2001	2000

Assets
Cash and cash equivalents	$1,558	$748
Accounts receivable (net of allowance for doubtful accounts of $452 and $412)	4,093	4,445
Inventories and contracts in progress	3,973	3,756
Future income tax benefits	1,378	1,439
Other current assets	261	274
Total Current Assets	11,263	10,662
Customer financing assets	665	550
Future income tax benefits	1,205	1,065
Fixed assets	4,549	4,487
Goodwill (net of accumulated amortization of $910 and $681)	6,802	6,771
Other assets	2,485	1,829
Total Assets	$26,969	$25,364

Liabilities and Shareowners’ Equity
Short-term borrowings	$588	$1,039
Accounts payable	2,156	2,261
Accrued liabilities	5,493	5,748
Long-term debt currently due	134	296
Total Current Liabilities	8,371	9,344
Long-term debt	4,237	3,476
Future pension and postretirement benefit obligations	2,703	1,636
Other long-term liabilities	2,310	2,317
Commitments and contingent liabilities (Notes 4 and 14)
Minority interests in subsidiary companies	550	497

Series A ESOP Convertible Preferred Stock, $1 par value
Authorized-20,000 shares
Outstanding-11,307 and 11,642 shares	743	767
ESOP deferred compensation	(314)	(335)
	429	432
Shareowners’ Equity:
Capital Stock:
Preferred Stock, $1 par value; Authorized-250,000 shares; None issued or outstanding	—	—
Common Stock, $1 par value; Authorized-2,000,000 shares; Issued 603,076 and 597,213 shares	5,090	4,665
Treasury Stock-130,917 and 126,907 common shares at cost	(4,404)	(3,955)
Retained earnings	9,149	7,743
Accumulated other non-shareowners’ changes in equity:
Foreign currency translation	(889)	(747)
Minimum pension liability	(563)	(44)
Other	(14)	—
	(1,466)	(791)
Total Shareowners’ Equity	8,369	7,662
Total Liabilities and Shareowners’ Equity	$26,969	$25,364

See accompanying Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENT OF CASH FLOWS

IN MILLIONS OF DOLLARS	2001	2000	1999
Operating Activities
Income from continuing operations	$1,938	$1,808	$841
Adjustments to reconcile income from continuing operations
to net cash flows provided by operating activities:
Depreciation and amortization	905	859	819
Deferred income tax (benefit) provision	(5)	108	4
Minority interests in subsidiaries’ earnings	114	97	91
Change in:
Accounts receivable	337	(69)	(256)
Inventories and contracts in progress	(154)	(184)	331
Other current assets	46	19	(66)
Accounts payable and accrued liabilities	(447)	(184)	595
Other, net	151	49	(49)
Net Cash Provided by Operating Activities	2,885	2,503	2,310

Investing Activities
Capital expenditures	(793)	(937)	(762)
Increase in customer financing assets	(360)	(339)	(383)
Decrease in customer financing assets	237	299	195
Business acquisitions	(439)	(1,168)	(3,547)
Dispositions of businesses	17	—	43
Other, net	61	44	43
Net Cash Used in Investing Activities	(1,277)	(2,101)	(4,411)

Financing Activities
Issuance of long-term debt	904	712	1,727
Repayment of long-term debt	(354)	(435)	(557)
(Decrease) increase in short-term borrowings	(465)	83	185
Common Stock issued under employee stock plans	315	438	354
Dividends paid on Common Stock	(423)	(387)	(353)
Repurchase of Common Stock	(599)	(800)	(822)
Dividends to minority interests and other	(147)	(193)	(159)
Net Cash (Used in) Provided by Financing Activities	(769)	(582)	375

Net Cash Provided by Discontinued Operation	—	—	2,159

Effect of foreign exchange rate changes on Cash and cash equivalents	(29)	(29)	(26)

Net increase (decrease) in Cash and cash equivalents	810	(209)	407
Cash and cash equivalents, beginning of year	748	957	550
Cash and cash equivalents, end of year	$1,558	$748	$957

Supplemental Disclosure of Cash Flow Information:
Interest paid, net of amounts capitalized	$420	$381	$217
Income taxes paid, net of refunds	497	496	368
Non-cash investing and financing activities include:
The 2001 Treasury Stock contribution of $247 million to defined benefit pension plans and the 1999 issuance of $1.9
billion of Treasury Stock in connection with the
Sundstrand acquisition.

See accompanying Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENT OF CHANGES IN SHAREOWNERS' EQUITY

IN MILLIONS OF DOLLARS, EXCEPT PER SHARE AMOUNTS	Common Stock	Treasury Stock	Retained Earnings	Accumulated Other Non- Shareowners’ Changes In Equity	Non- Shareowners’ Changes in Equity for the Period

December 31, 1998	$2,708	$(3,117)	$5,411	$(624)
Common Stock issued under employee plans (7.2 mil. shares)	354	16	(93)
Common Stock issued in conjunction with a
business combination (30.4 million shares)	1,165	741
Common Stock repurchased (13.2 million shares)		(822)
Dividends on Common Stock ($.76 per share)			(353)
Dividends on ESOP Preferred Stock ($4.80 per share)			(33)
Non-Shareowners’ Changes in Equity:
Net income			1,531		$1,531
Foreign currency translation adjustments, net of
income tax benefits of $16				(76)	(76)
Minimum pension liability adjustments, net of
income taxes of $54				96	96
Unrealized holding gain on marketable equity securities,
net of income taxes of $115				213	213
December 31, 1999	4,227	(3,182)	6,463	(391)	$1,764
Common Stock issued under employee plans (9.4 mil. shares)	438	27	(109)
Common Stock repurchased (13.6 million shares)		(800)
Dividends on Common Stock ($.825 per share)			(387)
Dividends on ESOP Preferred Stock ($4.80 per share)			(32)
Non-Shareowners’ Changes in Equity:
Net income			1,808		$1,808
Foreign currency translation adjustments, net of
income tax benefits of $18				(184)	(184)
Minimum pension liability adjustments, net of
income tax benefits of $5				(3)	(3)
Unrealized holding loss on marketable equity securities,
net of income tax benefits of $115				(213)	(213)
December 31, 2000	4,665	(3,955)	7,743	(791)	$1,408
Common Stock issued under employee plans (6.2 mil. shares)	315	13	(78)
Common Stock contributed to defined benefit
pension plans (4.1 million shares)	110	137
Common Stock repurchased (8.5 million shares)		(599)
Dividends on Common Stock ($.90 per share)			(423)
Dividends on ESOP Preferred Stock ($4.80 per share)			(31)
Non-Shareowners’ Changes in Equity:
Net income			1,938		$1,938
Foreign currency translation adjustments,
net of income tax benefits of $1				(142)	(142)
Minimum pension liability adjustments, net of
income tax benefits of $303				(519)	(519)
Unrealized holding gain on marketable equity
securities, net of income taxes of $5				9	9
Unrealized cash flow hedging loss, net of
income benefits of $12				(23)	(23)
December 31, 2001	$5,090	$(4,404)	$9,149	$(1,466)	$1,263

See accompanying Notes to Consolidated Financial Statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1	Summary of Accounting Principles

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

ACCOUNTS RECEIVABLE. Current and long-term accounts receivable include retainage and unbilled costs of approximately $153 million and $169 million at December 31, 2001 and 2000, respectively. Retainage represents amounts which, pursuant to the contract, are not due until project completion and acceptance by the customer. Unbilled costs represent revenues that are not currently billable to the customer under the terms of the contract. These items are expected to be collected in the normal course of business. Long-term accounts receivable are included in Other assets in the Consolidated Balance Sheet.

MARKETABLE EQUITY SECURITIES. Equity securities that have a readily determinable fair value and management does not intend to hold are classified as available for sale and carried at fair value. Unrealized holding gains and losses are recorded as a separate component of shareowners’ equity, net of deferred income taxes.

INVENTORIES AND CONTRACTS IN PROGRESS. Inventories and contracts in progress are stated at the lower of cost or estimated realizable value and are primarily based on first-in, first-out (“FIFO”) or average cost methods; however, certain subsidiaries use the last-in, first-out (“LIFO”) method. Costs accumulated against specific contracts or orders are at actual cost. Materials in excess of requirements for contracts and current or anticipated orders have been reserved and written-off as appropriate.
      Manufacturing costs are allocated to current production and firm contracts. General and administrative expenses are charged to expense as incurred.

FIXED ASSETS. Fixed assets are stated at cost. Depreciation is computed over the assets’ useful lives generally using the straight-line method, except for aerospace assets acquired prior to January 1, 1999, which are depreciated using accelerated methods. The change to straight-line depreciation for aerospace assets did not have a material impact on the Corporation’s financial position, results of operations or cash flows.

GOODWILL AND OTHER INTANGIBLE ASSETS. Goodwill represents costs in excess of fair values assigned to the underlying net assets of acquired companies and has generally been amortized using the straight-line method of amortization over periods ranging from 10 to 40 years. Effective July 1, 2001, the Corporation adopted the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 141, “Business Combinations” and SFAS No. 142, “Goodwill and Other Intangible Assets,” applicable to business combinations completed after June 30, 2001. In accordance with these standards, goodwill acquired after June 30, 2001 was not amortized.
      During 2001, the Corporation evaluated potential impairment of goodwill on an ongoing basis and of other long-lived assets when appropriate. This evaluation compared the carrying value of an asset to the sum of its undiscounted expected future cash flows. If an asset’s carrying value exceeded the cash flows, the asset was written down to fair value.
      As of January 1, 2002, the remaining provisions of SFAS No. 141 and No. 142, are effective for the Corporation. These standards require the use of the purchase method of accounting for business combinations, set forth the accounting for the initial recognition of acquired intangible assets and goodwill, and describe the accounting for intangible assets and goodwill subsequent to initial recognition. Under the provisions of these standards intangible assets deemed to have indefinite lives and goodwill are no longer subject to amortization. All other intangible assets are to be amortized over their estimated useful lives. Intangible assets and goodwill are subject to annual impairment testing using the specific guidance and criteria described in the standards. This testing compares carrying values to fair values and when appropriate, the carrying value of these assets will be reduced to fair value.

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

RESEARCH AND DEVELOPMENT. Research and development costs not specifically covered by contracts and those related to the Corporation-sponsored share of research and development activity in connection with cost-sharing arrangements are charged to expense as incurred.

HEDGING ACTIVITY. The Corporation uses derivative instruments, including swaps, forward contracts and options, to manage certain foreign currency, interest rate and commodity price exposures. Derivative instruments are viewed as risk management tools by the Corporation and are not used for trading or speculative purposes. Derivatives used for hedging purposes must be designated and effective as a hedge of the identified risk exposure at the inception of the contract. Accordingly, changes in fair value of the derivative contract must be highly correlated with changes in the fair value of the underlying hedged item at inception of the hedge and over the life of the hedge contract.
      Effective January 1, 2001, the Corporation adopted SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended. The standard requires that all derivative instruments be recorded on the balance sheet at fair value. Derivatives used to hedge foreign-currency-denominated balance sheet items are reported directly in earnings along with offsetting transaction gains and losses on the items being hedged. Derivatives used to hedge forecasted cash flows associated with foreign currency commitments or forecasted commodity purchases are accounted for as cash flow hedges. Gains and losses on derivatives designated as cash flow hedges are recorded in other comprehensive income and reclassified to earnings in a manner that matches the timing of the earnings impact of the hedged transactions. The ineffective portion of all hedges, if any, is recognized currently in earnings.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2	Business Acquisitions and Dispositions

ACQUISITIONS. The Corporation completed acquisitions in 2001, 2000, and 1999 for $525 million, $1,340 million, and $6,268 million, including debt assumed of $86 million, $172 million, and $900 million, respectively. The 2001 amount includes Hamilton Sundstrand’s acquisition of Claverham Group LTD, Hamilton Sundstrand’s and Pratt & Whitney’s acquisitions of aerospace aftermarket businesses and a number of small acquisitions in the commercial businesses. The 2000 amount includes the acquisition of Specialty Equipment Companies for $708 million, including debt assumed. The 1999 amount includes the acquisition of Sundstrand Corporation for approximately $4.3 billion, including debt assumed.
      The Corporation’s 1999 unaudited consolidated results of operations on a pro forma basis for the Sundstrand transaction, assuming it had occurred at the beginning of 1999 are: revenues of $24,996 million, net income of $1,558 million, net income per basic common share of $3.18 and net income per diluted common share of $2.99. The pro forma results are for information purposes only and are not necessarily indicative of the operating results that would have occurred had the Sundstrand acquisition been consummated at the beginning of the year or of future operating results. The 2001, 2000 and 1999 pro forma results for acquisitions other than Sundstrand, assuming those acquisitions had been made at the beginning of the year, would not be materially different from reported results.
      The assets and liabilities of the acquired businesses accounted for under the purchase method are recorded at their fair values at the dates of acquisition. The excess of the purchase price over the estimated fair values of the net assets acquired was recorded as an increase in goodwill of $307 million in 2001, $1,412 million in 2000, and $4,396 million in 1999. Goodwill resulting from business combinations completed prior to June 30, 2001 is being amortized over estimated useful lives that range from 10 to 40 years, and in accordance with the provisions of SFAS No. 142, goodwill resulting from business combinations completed after June 30, 2001 is not amortized. The results of operations of acquired businesses have been included in the Consolidated Statement of Operations beginning on the effective date of acquisition.
      The cost of acquisitions, including finalization of restructuring plans, and allocations of cost may require adjustment based upon information that may come to the attention of the Corporation which is not currently available.

DISPOSITIONS. In May 1999, the Corporation sold its UT Automotive unit to Lear Corporation for $2.3 billion, resulting in a $2.2 billion source of cash and a $650 million after tax gain. Related results, through the date of disposition, appear as income from operations of the discontinued UT Automotive unit in the Consolidated Statement of Operations for 1999. UT Automotive revenues prior to the disposition were $1,115 million in 1999.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 3	Earnings Per Share

IN MILLIONS, EXCEPT PER SHARE AMOUNTS	Income	Average Shares	Per Share Amount

December 31, 2001
Income from continuing operations
and net income	$1,938
Less: ESOP Stock dividends	(31)
Basic earnings from
continuing operations and net earnings	1,907	470.2	$4.06
Stock awards	—	9.2
ESOP Stock adjustment	28	26.0
Diluted earnings from
continuing operations and net earnings	$1,935	505.4	$3.83

December 31, 2000
Income from continuing operations and net income	$1,808
Less: ESOP Stock dividends	(32)
Basic earnings from
continuing operations and net earnings	1,776	470.1	$3.78
Stock awards	—	11.3
ESOP Stock adjustment	28	26.6
Diluted earnings from
continuing operations and net earnings	$1,804	508.0	$3.55

December 31, 1999
Income from continuing operations	$ 841
Less: ESOP Stock dividends	(33)
Basic earnings from
continuing operations	808	465.6	$1.74
Stock awards	—	13.8
ESOP Stock adjustment	28	27.3
Diluted earnings from
continuing operations	$ 836	506.7	$1.65

Net income	$1,531
Less: ESOP Stock dividends	(33)
Basic earnings	1,498	465.6	$3.22
Stock awards	—	13.8
ESOP Stock adjustment	28	27.3
Diluted earnings	$1,526	506.7	$3.01

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 4	Commercial Aerospace Industry Assets and Commitments

The Corporation has receivables and other financing assets with commercial aerospace industry customers totaling $1,438 million and $1,614 million at December 31, 2001 and 2000, net of allowances of $192 million and $226 million.
      Customer financing assets related to commercial aerospace industry customers consist of products under lease of $346 million and notes and leases receivable of $355 million. The notes and leases receivable are scheduled to mature as follows: $114 million in 2002, $109 million in 2003, $62 million in 2004, $20 million in 2005, $11 million in 2006 and $39 million thereafter.
      Financing commitments, in the form of secured debt, guarantees or lease financing, are provided to commercial aerospace customers. The extent to which the financing commitments will be utilized cannot currently be predicted, since customers may be able to obtain more favorable terms from other financing sources. The Corporation may also arrange for third-party investors to assume a portion of its commitments. If financing commitments are exercised, debt financing is generally secured by assets with fair market values equal to or exceeding the financed amounts with interest rates established at the time of funding. The Corporation also may lease aircraft and subsequently sublease the aircraft to customers under long-term noncancelable operating leases. In some instances, customers may have minimum lease terms, which result in sublease periods shorter than the Corporation’s lease obligation. Lastly, the Corporation has residual value and other guarantees related to various commercial aircraft engine customer financing arrangements. The estimated fair market values of the guaranteed assets equal or exceed the value of the related guarantees, net of existing reserves.
      The Corporation’s commercial aerospace financing and rental commitments as of December 31, 2001 were $1,264 million and are exercisable as follows: $197 million in 2002, $115 million in 2003, $80 million in 2004, $60 million in 2005, $60 million in 2006 and $752 million thereafter. The Corporation’s financing obligations with customers are contingent upon maintenance of certain levels of financial condition by the customers.
      In addition, the Corporation had net residual value and other guarantees of $161 million as of December 31, 2001.
      The Corporation has a 33% interest in International Aero Engines AG (“IAE”), an international consortium of four shareholders organized to support the V2500 commercial aircraft engine program. IAE may offer customer financing in the form of guarantees, secured debt or lease financing in connection with V2500 engine sales. At December 31, 2001, IAE had financing commitments of $897 million. The Corporation’s share of IAE’s financing commitments was approximately $291 million at December 31, 2001. In addition, IAE had lease obligations under long-term noncancelable leases of approximately $347 million through 2021 related to aircraft, which are subleased to customers under long-term leases. These aircraft have fair market values which approximate the financed amounts. The shareholders of IAE have guaranteed IAE’s financing arrangements to the extent of their respective ownership interests. In the event of default by a shareholder on certain of these financing arrangements, the other shareholders would be proportionately responsible.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 5	Inventories and Contracts in Progress

IN MILLIONS OF DOLLARS	2001	2000
Inventories consist of the following:
Raw material	$ 728	$ 738
Work-in-process	1,208	1,179
Finished goods	2,176	2,099
Contracts in progress	2,106	1,849
	6,218	5,865
Less:
Progress payments, secured by lien, on U.S. Government contracts	(146)	(137)
Billings on contracts in progress	(2,099)	(1,972)
	$ 3,973	$ 3,756

Contracts in progress principally relate to elevator and escalator contracts and include costs of manufactured components, accumulated installation costs and estimated earnings on incomplete contracts.
      The Corporation’s sales contracts in many cases are long-term contracts expected to be performed over periods exceeding twelve months. Approximately 58% and 54% of total inventories and contracts in progress have been acquired or manufactured under such long-term contracts at December 31, 2001 and 2000, a portion of which is not scheduled for delivery under long-term contracts within the next twelve months.
      If inventories which were valued using the LIFO method had been valued under the FIFO method, they would have been higher by $103 million and $106 million at December 31, 2001 and 2000.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 6	Fixed Assets

IN MILLIONS OF DOLLARS	Estimated Useful Lives	2001	2000
Land	–	$ 188	$ 193
Buildings and improvements	20-40 years	3,373	3,403
Machinery, tools and equipment	3-12 years	6,524	6,292
Other, including under construction	–	320	467
		10,405	10,355
Accumulated depreciation		(5,856)	(5,868)
		$ 4,549	$ 4,487

Depreciation expense was $616 million in 2001, $608 million in 2000 and $633 million in 1999.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 7	Accrued Liabilities

IN MILLIONS OF DOLLARS	2001	2000
Accrued salaries, wages and employee benefits	$ 984	$ 923
Accrued restructuring costs	197	145
Service and warranty accruals	555	529
Advances on sales contracts	994	959
Income taxes payable	508	659
Other	2,255	2,533
	$ 5,493	$ 5,748

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 8	Borrowings and Lines of Credit

Short-term borrowings consist of the following:

IN MILLIONS OF DOLLARS	2001	2000
Domestic borrowings	$ 2	$ 65
Foreign bank borrowings	273	361
Commercial paper	313	613
	$588	$1,039

     The weighted-average interest rates applicable to short-term borrowings outstanding at December 31, 2001 and 2000 were 5.6% and 7.7%. At December 31, 2001, approximately $1.1 billion was available under short-term lines of credit with local banks at the Corporation’s various international subsidiaries.
     At December 31, 2001, the Corporation had credit commitments from banks totaling $1.5 billion under a Revolving Credit Agreement, which serves as a back-up facility for issuance of commercial paper. There were no borrowings under the Revolving Credit Agreement at December 31, 2001.
      Long-term debt consists of the following:

IN MILLIONS OF DOLLARS	Weighted Average Interest Rate	Maturity	2001	2000
Notes and other debt denominated in:
U.S. dollars	6.8%	2002-2029	$3,890	$3,195
Foreign currency	10.7%	2002-2018	199	212
Capital lease obligations	8.2%	2002-2015	16	64
ESOP debt	7.7%	2002-2009	266	301
			4,371	3,772
Less: Long-term debt currently due			134	296
			$4,237	$3,476

     Principal payments required on long-term debt for the next five years are: $134 million in 2002, $138 million in 2003, $366 million in 2004, $35 million in 2005, and $695 million in 2006.
      In 2001, the Corporation entered into $325 million of interest rate contracts which swap fixed interest rates for floating rates. The expiration dates of the various contracts are tied to scheduled debt payment dates and extend to 2004.
      The Corporation issued a total of $900 million and $500 million of notes in 2001 and 2000, respectively, under shelf registration statements previously filed with the Securities and Exchange Commission. The weighted-average interest rate on the 2001 notes is 5.694%. The 2000 notes carry an interest rate of 7.125%. Proceeds from the debt issuances were used for general corporate purposes, including repayment of commercial paper in 2001, financing a portion of the 2000 acquisition of Specialty Equipment Companies, funding other acquisitions and repurchasing the Corporation’s Common Stock.
      At December 31, 2001, up to $1.6 billion of additional medium-term and long-term debt could be issued under shelf registration statements on file with the Securities and Exchange Commission.
      The percentage of total debt at floating interest rates was 18% and 22% at December 31, 2001 and 2000.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 9	Taxes on Income

Significant components of income tax provision (benefit) for each year are as follows:

IN MILLIONS OF DOLLARS	2001	2000	1999
Current:
United States:
Federal	$(65)	$ 55	$ 32
State	21	37	26
Foreign	403	387	323
	359	479	381
Future:
United States:
Federal	23	8	67
State	(18)	73	(61)
Foreign	(10)	27	(2)
	(5)	108	4
	354	587	385

Attributable to items credited (charged) to equity and goodwill	401	266	(60)
	$755	$853	$325

     Future income taxes represent the tax effects of transactions which are reported in different periods for tax and financial reporting purposes. These amounts consist of the tax effects of temporary differences between the tax and financial reporting balance sheets and tax carryforwards. The tax effects of temporary differences and tax carryforwards which gave rise to future income tax benefits and payables at December 31, 2001 and 2000 are as follows:

IN MILLIONS OF DOLLARS	2001	2000
Future income tax benefits:
Insurance and employee benefits	$840	$685
Other asset basis differences	300	313
Other liability basis differences	1,219	1,332
Tax loss carryforwards	176	165
Tax credit carryforwards	228	217
Valuation allowance	(180)	(208)
	$2,583	$2,504
Future income taxes payable:
Fixed assets	$64	$67
Other items, net	130	81
	$194	$148

     Current and non-current future income tax benefits and payables within the same tax jurisdiction are generally offset for presentation in the Consolidated Balance Sheet. Valuation allowances have been established primarily for tax credit and tax loss carryforwards to reduce the future income tax benefits to amounts expected to be realized.
      The sources of income from continuing operations before income taxes and minority interests are:

IN MILLIONS OF DOLLARS	2001	2000	1999
United States	$1,619	$1,511	$ 352
Foreign	1,188	1,247	905
	$2,807	$2,758	$1,257

    United States income taxes have not been provided on undistributed earnings of international subsidiaries. The Corporation’s intention is to reinvest these earnings permanently or to repatriate the earnings only when it is tax effective to do so. Accordingly, the Corporation believes that any U.S. tax on repatriated earnings would be substantially offset by U.S. foreign tax credits.
      Differences between effective income tax rates and the statutory U.S. federal income tax rates are as follows:

	2001	2000	1999
Statutory U.S. federal income tax rate	35.0%	35.0%	35.0%
Varying tax rates of consolidated subsidiaries (including Foreign Sales Corporation)	(6.2)	(6.0)	(7.5)
Goodwill	1.8	1.7	2.5
Enacted tax law changes	—	1.9	(0.3)
Tax audit settlement	(3.1)	—	—
Other	(0.6)	(1.7)	(3.8)
Effective income tax rate	26.9%	30.9%	25.9%

    The 2001 effective tax rate includes the impact of the favorable settlement of certain prior year tax audits. Excluding this settlement, the 2001 effective tax rate was 30.0%.
      The 2000 effective tax rate includes the impact of two discrete items: the revaluation of the Corporation’s state deferred tax asset resulting from the enactment of the Connecticut tax law changes and the benefits of income tax credits for prior periods associated with an industry related court decision. Excluding the discrete items, the 2000 effective tax rate was 30.5%.
      The 1999 effective tax rate includes the impact of the Corporation’s 1999 restructuring actions. Excluding restructuring, the 1999 effective tax rate was 30.9%.
      Tax credit carryforwards at December 31, 2001 were $228 million of which $16 million expires from 2002-2005.
      Tax loss carryforwards, principally state and foreign, at December 31, 2001 were $722 million of which $420 million expire as follows: $156 million from 2002-2006, $158 million from 2007-2011, $106 million from 2012-2021.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 10	Employee Benefit Plans

The Corporation and its subsidiaries sponsor numerous domestic and foreign employee benefit plans. Those plans are discussed below.

EMPLOYEE SAVINGS PLANS. The Corporation and certain subsidiaries sponsor various employee savings plans. Total contribution expenses were $123 million, $107 million and $98 million for 2001, 2000 and 1999.
      The Corporation’s nonunion domestic employee savings plan uses an Employee Stock Ownership Plan (“ESOP”) for employer contributions. External borrowings, guaranteed by the Corporation and reported as debt in the Consolidated Balance Sheet, were used by the ESOP to fund a portion of its purchase of ESOP Stock from the Corporation. Each share of ESOP Stock is convertible into four shares of Common Stock, has a guaranteed value of $65, a $4.80 annual dividend and is redeemable at any time for $65 per share. Upon notice of redemption by the Corporation, the Trustee has the right to convert the ESOP Stock into Common Stock. Because of its guaranteed value, the ESOP Stock is classified outside of permanent equity.
      Shares of ESOP Stock are committed to employees at fair value on the date earned. The ESOP Stock’s cash dividends are used for debt service payments. Participants receive shares in lieu of the cash dividends. As debt service payments are made, ESOP Stock is released from an unreleased shares account. If share releases do not meet share commitments, the Corporation will contribute additional ESOP Stock, Common Stock or cash. At December 31, 2001, 6.5 million shares had been committed to employees, leaving 4.8 million shares in the ESOP Trust, with an approximate fair value of $1,235 million based on equivalent common shares.
      Upon withdrawal, shares of the ESOP Stock must be converted into the Corporation’s Common Stock or, if the value of the Common Stock is less than the guaranteed value of the ESOP Stock, the Corporation must repurchase the shares at their guaranteed value.

PENSION AND POSTRETIREMENT PLANS. The Corporation and its subsidiaries sponsor many domestic and foreign defined benefit pension and other postretirement plans with balances as follows:

	Pension Benefits		Other Postretirement Benefits
IN MILLIONS OF DOLLARS	2001	2000	2001	2000

Change in Benefit Obligation:
Beginning balance	$12,232	$11,830	$1,175	$1,118
Service cost	250	238	15	13
Interest cost	869	839	85	82
Actuarial (gain) loss	(239)	133	(152)	8
Total benefits paid	(796)	(830)	(106)	(100)
Net settlement and curtailment loss (gain)	13	(6)	8	—
Acquisitions	3	84	—	39
Other	22	(56)	15	15
Ending balance	$12,354	$12,232	$1,040	$1,175

Change in Plan Assets:
Beginning balance	$13,119	$12,196	$76	$78
Actual return on plan assets	(2,338)	1,669	(7)	4
Employer contributions	51	47	1	1
Benefits paid from plan assets	(755)	(798)	(11)	(11)
Acquisitions	1	52	—	—
Other	(53)	(47)	3	4
Ending balance	$10,025	$13,119	$62	$76

Funded status	$(2,329)	$887	$(978)	$(1,099)
Unrecognized net actuarial loss (gain)	2,173	(1,035)	(138)	(9)
Unrecognized prior service cost	287	284	(105)	(111)
Unrecognized net liability at transition	7	6	18	—
Net amount recognized	$138	$142	$(1,203)	$(1,219)

Amounts Recognized in the Consolidated Balance Sheet Consist of:
Prepaid benefit cost	$492	$482	$—	$—
Accrued benefit liability	(1,534)	(449)	(1,203)	(1,219)
Intangible asset	286	37	—	—
Accumulated other non-shareowners’ changes in equity	894	72	—	—
Net amount recognized	$138	$142	$(1,203)	$(1,219)

     The pension funds are valued at September 30 of the respective years in the preceding table. The Corporation contributed $247 million of Treasury Stock to its pension plans in December 2001. Major assumptions used in the accounting for the employee benefit plans are shown in the following table as weighted-averages:

	2001	2000	1999
Pension Benefits:
Discount rate	7.4%	7.4%	7.3%
Expected return on plan assets	9.6%	9.7%	9.6%
Salary scale	4.7%	4.9%	4.8%

Other Postretirement Benefits:
Discount rate	7.5%	7.5%	7.5%
Expected return on plan assets	9.6%	9.6%	9.6%

     For measurement purposes, a 7.5% annual rate of increase in the per capita cost of covered health care benefits was assumed for 2001. The rate is assumed to remain at that level thereafter.

IN MILLIONS OF DOLLARS	2001	2000	1999
Components of Net Periodic Benefit Cost:
Pension Benefits:
Service cost	$ 250	$ 238	$ 264
Interest cost	869	839	727
Expected return on plan assets	(1,135)	(1,060)	(926)
Amortization of prior service cost	36	34	33
Amortization of unrecognized net transition asset	(2)	(20)	(23)
Recognized actuarial net loss	14	11	16
Net settlement and curtailment loss (gain)	46	(2)	82
Discontinued operation benefit	—	—	16
Net periodic pension benefit cost – continuing operations	$ 78	$ 40	$ 189
Net periodic pension benefit cost of multiemployer plans	$ 45	$ 30	$ 33

Other Postretirement Benefits:
Service cost	$ 15	$ 13	$ 13
Interest cost	85	82	56
Expected return on plan assets	(7)	(7)	(7)
Amortization of prior service cost	(13)	(16)	(18)
Net settlement and curtailment gain	(3)	—	(13)
Discontinued operation benefit	—	—	5
Net periodic other postretirement benefit cost – continuing operations	$ 77	$ 72	$ 36

     The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets were $11,551 million, $10,596 million and $9,560 million, as of December 31, 2001 and $810 million, $653 million and $236 million, as of December 31, 2000.
      Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plan. A one-percentage-point change in assumed health care cost trend rates would change the accumulated postretirement benefit obligation as of December 31, 2001 by approximately $50 million. The effects of this change on the service expense and the interest expense components of the net postretirement benefit expense for 2001 would be $5 million.

LONG-TERM INCENTIVE PLANS. The Corporation has long-term incentive plans authorizing various types of market and performance based incentive awards, which may be granted to officers and employees. The 1989 Long-Term Incentive Plan provides for the annual grant of awards in an amount not to exceed 2% of the aggregate shares of Common Stock, treasury shares and potentially dilutive common shares for the preceding year. In addition, up to 4 million options on Common Stock may be granted annually under the Corporation’s Employee Stock Option Plan. The exercise price of stock options, set at the time of the grant, is not less than the fair market value per share at the date of grant. Options have a term of ten years and generally vest after three years.
     A summary of the transactions under all plans for the three years ended December 31, 2001 follows:

	Stock Options		Other Incentive Shares/Units
SHARES AND UNITS IN THOUSANDS	Shares	Average Price
Outstanding at:
December 31, 1998	41,222	$26.20	2,020
Granted	12,259	52.49	139
Exercised/earned	(7,385)	21.59	(880)
Canceled	(1,428)	47.51	(29)
December 31, 1999	44,668	33.49	1,250
Granted	8,167	64.55	86
Exercised/earned	(9,412)	24.99	(840)
Canceled	(1,031)	51.55	(13)
December 31, 2000	42,392	40.93	483
Granted	8,255	75.60	78
Exercised/earned	(6,206)	26.83	(127)
Canceled	(1,292)	66.33	(40)
December 31, 2001	43,149	$48.85	394

    Granted options in the above table include options issued in connection with business combinations. The 1999 grant amount includes the issuance of 2.6 million options associated with the purchase of Sundstrand in exchange for vested Sundstrand options.
      The Corporation applies APB Opinion 25, “Accounting for Stock Issued to Employees,” and related interpretations in accounting for its long-term incentive plans. Accordingly, no compensation cost has been recognized for its fixed stock options. The compensation (benefit) cost that has been recorded for stock-based performance awards was $(2) million, $10 million and $26 million for 2001, 2000 and 1999.
     The following table summarizes information about stock options outstanding (in thousands) at December 31, 2001:

	Options Outstanding			Options Exercisable
Exercise Price	Shares	Average Price	Remaining Term	Shares	Average Price
$10.01-$25.00	8,236	$18.81	2.98	8,236	$18.81
$25.01-$40.00	9,847	35.22	5.36	9,787	35.20
$40.01-$55.00	7,534	51.76	6.86	2,887	48.20
$55.01-$70.00	6,853	61.45	7.96	797	61.27
$70.01-$85.00	10,679	74.46	8.95	2,250	71.11

     Had compensation cost for the Corporation’s stock-based compensation plans been determined based on the fair value at the grant date for awards under those plans consistent with the requirements of SFAS No. 123, “Accounting for Stock-Based Compensation,” the Corporation’s net income and earnings per share would have been reduced as follows:

IN MILLIONS OF DOLLARS, EXCEPT PER SHARE AMOUNTS	2001	2000	1999
Net income:
As reported	$1,938	$1,808	$1,531
Pro forma	1,836	1,734	1,470

Basic earnings per share:
As reported	$ 4.06	$ 3.78	$ 3.22
Pro forma	3.84	3.62	3.09

Diluted earnings per share:
As reported	$ 3.83	$ 3.55	$ 3.01
Pro forma	3.64	3.41	2.89

     The fair value of each stock option grant has been estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	2001	2000	1999
Risk-free interest rate	4.8%	6.1%	4.8%
Expected life	5 years	5 years	6 years
Expected volatility	36%	30%	25%
Expected dividend yield	1.3%	1.0%	1.2%

     The weighted-average grant date fair values of options granted during 2001, 2000 and 1999 were $24.83, $21.33 and $17.20.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 11	Restructuring

2001 ACTIONS. During the second half of 2001, the Corporation recorded pre-tax charges totaling $348 million associated with ongoing efforts to reduce costs in its segments in a continually challenging business environment and to address current conditions in the commercial aerospace industry. The actions focus principally on improving the level of organizational efficiency and consolidation of manufacturing, sales and service facilities. The charges were recorded in the Corporation’s segments as follows: Otis $83 million, Carrier $172 million, Pratt & Whitney $63 million and Flight Systems $30 million. The charges include accruals of $256 million for severance and related employment termination costs, $53 million for asset write-downs and $19 million for facility exit and lease termination costs.
      The amounts include $224 million recorded in cost of sales and $124 million in selling, general and administrative expenses, and relate to net workforce reductions of approximately 8,700 salaried and hourly employees, the elimination of approximately 2.3 million square feet of facilities and the disposal of assets associated with exited facilities.
      During 2001, approximately 4,600 positions were eliminated. The balance of the workforce and facility related cost reduction actions are targeted to be completed in 2002. As of December 31, 2001 approximately $180 million of severance and related costs and $17 million of facility exit and lease termination accruals remain.

1999 ACTIONS. During 1999, the Corporation’s segments initiated a variety of actions aimed at further strengthening their future profitability and competitive position. These actions were focused principally on rationalizing manufacturing processes and improving the level of organizational efficiency, including the removal of management layers, and facility closures and consolidation. Restructuring charges accrued in 1999 were $842 million before income taxes and minority interests and were planned to result in net reductions of approximately 15,000 salaried and hourly employees and approximately 8 million square feet of facilities.
      The 1999 accrued costs were recorded in the Corporation’s segments as follows: Otis $178 million, Carrier $182 million, Pratt & Whitney $345 million, Flight Systems $131 million and other $6 million. The 1999 accrued costs were recorded in cost of sales (87%) and selling, general and administrative expenses (13%).
      The following table summarizes the accrued costs associated with the 1999 restructuring actions by type and related activity through December 31, 2001:

IN MILLIONS OF DOLLARS	Accrued Severance and Related Costs	Asset Write-downs	Accrued Exit & Lease Termination Costs	Accrued Site Restoration & Other Costs	Total
1999 Charges:
Staff reductions	$ 433	$ –	$ –	$ –	$ 433
Facility closures	149	160	44	56	409
Total accrued charges	582	160	44	56	842
Adjustments	(84)	–	(14)	1	(97)
Utilized to date:
Cash	(377)	–	(22)	(27)	(426)
Non-cash	(121)	(160)	(8)	(30)	(319)
Balance at December 31, 2001	$ –	$ –	$ –	$ –	$ –

     The adjustments to the 1999 restructuring liability result from completion of actions for amounts lower than originally estimated and revision of several of the original programs. These adjustments were more than offset by additional restructuring charges associated with the 1999 actions that were not accruable or contemplated when the actions were initiated, which totaled $134 million, $317 million and $141 million in 2001, 2000 and 1999.
      As of December 31, 2001, these actions have been completed, substantially as planned.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 12	Foreign Exchange

The Corporation conducts business in many different currencies and, accordingly, is subject to the inherent risks associated with foreign exchange rate movements. The financial position and results of operations of substantially all of the Corporation’s foreign subsidiaries are measured using the local currency as the functional currency. The aggregate effects of translating the balance sheets of these subsidiaries are deferred as a separate component of shareowners’ equity. The Corporation had foreign currency net assets in more than forty currencies, aggregating $3.7 billion and $3.2 billion at December 31, 2001 and 2000.
      At December 31, the Corporation had the following amounts related to foreign exchange contracts hedging foreign currency transactions:

IN MILLIONS OF DOLLARS	2001	2000
Notional amount	$ 3,033	$ 2,709
Gains and losses explicitly deferred as a result of hedging firm commitments:
Gains deferred	$ 13	$ 32
Losses deferred	(50)	(55)
	$ (37)	$ (23)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 13	Financial Instruments

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
      The adoption of SFAS No. 133 effective January 1, 2001 resulted in a $3 million pre-tax transition gain, recorded in “Financing revenues and other income, net” and reduced shareowners’ equity by $7 million, net of tax. The income statement gain recorded at transition was largely offset by a net loss in the first quarter of 2001 associated primarily with derivatives and embedded derivatives that are not designated as hedges and do not cover balance sheet exposures.
      During the year ended December 31, 2001, $55 million of net derivative losses were deferred in shareowners’ equity related to cash flow hedges and $32 million of accumulated derivative losses were reclassified out of shareowners’ equity into sales or cost of products sold. At December 31, 2001, the net accumulated derivative losses in shareowners’ equity were $23 million.
      Of the amount recorded in shareowners’ equity, a $28 million pre-tax loss is expected to be reclassified into sales or cost of products sold to reflect the fixed prices obtained from hedging within the next twelve months. Gains and losses recognized in earnings related to the discontinuance of cash flow hedges and ineffectiveness of cash flow hedges for the year ended December 31, 2001 were immaterial. All open derivative contracts mature by December 2005.
      The carrying amounts and fair values of financial instruments are as follows:

	DECEMBER 31, 2001		DECEMBER 31, 2000
IN MILLIONS OF DOLLARS	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets and liabilities
Marketable equity securities	$ 53	$ 53	$ 48	$ 48
Long-term receivables	56	57	58	54
Customer financing note receivables	377	374	343	340
Short-term borrowings	(588)	(588)	(1,039)	(1,039)
Long-term debt	(4,355)	(4,586)	(3,708)	(3,879)
Derivative Instruments
Foreign Exchange Contracts:
Receivables	24	24	40	40
Payables	(63)	(63)	(77)	(70)
Commodity Forward Contracts:
Receivables	—	—	2	2
Payables	(11)	(11)	(3)	(3)
Interest Rate Swaps:
Receivables	4	4	—	—
Payables	(2)	(2)	—	—

     The above fair values were computed based on comparable transactions, quoted market prices, discounted future cash flows or an estimate of the amount to be received or paid to terminate or settle the agreement, as applicable.
      The values of marketable equity securities represent the Corporation’s investment in common stock that is classified as available for sale and is accounted for at fair value.
      The Corporation had outstanding financing and rental commitments totaling $1,555 million at December 31, 2001. Risks associated with changes in interest rates on these commitments are negated by the fact that interest rates are variable during the commitment term and are set at the date of funding based on current market conditions, the fair value of the underlying collateral and the credit worthiness of the customers. As a result, the fair value of these financings is expected to equal the amounts funded. The fair value of the commitment itself is not readily determinable and is not considered significant. Additional information pertaining to these commitments is included in Note 4.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 14	Commitments and Contingent Liabilities

LEASES. The Corporation occupies space and uses certain equipment under lease arrangements. Rental commitments of $661 million at December 31, 2001 under long-term noncancelable operating leases are payable as follows: $179 million in 2002, $135 million in 2003, $98 million in 2004, $73 million in 2005, $50 million in 2006 and $126 million thereafter.
      Rent expense was $204 million in 2001, $194 million in 2000 and $194 million in 1999.
      Additional information pertaining to commercial aerospace rental commitments is included in Note 4.

ENVIRONMENTAL. The Corporation’s operations are subject to environmental regulation by federal, state and local authorities in the United States and regulatory authorities with jurisdiction over its foreign operations. As described in Note 1, the Corporation has accrued for the costs of environmental remediation activities and periodically reassesses these amounts. Management believes that the likelihood of incurring losses materially in excess of amounts accrued is remote.
      The Corporation has had insurance in force over its history with a number of insurance companies and has pursued litigation seeking indemnity and defense under these insurance policies in relation to its environmental liabilities. In January 2002, the Corporation settled the last of these lawsuits under an agreement providing for the Corporation to receive payments totaling approximately $100 million. Accrued environmental liabilities are not reduced by potential insurance reimbursements.

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
     The Corporation’s contracts with the U.S. Government are also subject to audits. Like many defense contractors, the Corporation has received audit reports which recommend that certain contract prices should be reduced to comply with various government regulations. Some of these audit reports involve substantial amounts. The Corporation has made voluntary refunds in those cases it believes appropriate. In addition, the Corporation accrues for liabilities associated with those matters that are probable and can be reasonably estimated.

OTHER. The Corporation extends performance and operating cost guarantees beyond its normal warranty and service policies for extended periods on some of its products, particularly commercial aircraft engines. Liability under such guarantees is contingent upon future product performance and durability. In addition, the Corporation incurs discretionary costs to service its products in connection with product performance issues. The Corporation has accrued its estimated liability that may result under these guarantees and for service costs which are probable and can be reasonably estimated.
      The Corporation also has other commitments and contingent liabilities related to legal proceedings and matters arising out of the normal course of business.
      The Corporation has accrued for environmental investigatory, remediation, operating and maintenance costs, performance guarantees and other litigation and claims based on management’s estimate of the probable outcome of these matters. While it is possible that the outcome of these matters may differ from the recorded liability, management believes that resolution of these matters will not have a material impact on the Corporation’s financial position, results of operations or cash flows.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 15	Segment Financial Data

The Corporation’s operations are classified in four principal segments. Those segments were generally determined based on the management of the businesses and on the basis of separate groups of operating companies, each with general operating autonomy over diversified products and services.

OTIS products include elevators, escalators, service, automated people movers and spare parts sold to a diversified international customer base principally in commercial real estate development.

CARRIER products include heating, ventilating and air conditioning systems and equipment, commercial and transport refrigeration equipment and service for a diversified international customer base principally in commercial and residential real estate development.

PRATT & WHITNEY products include aircraft engines and spare parts sold to a diversified customer base, including international and domestic commercial airlines and aircraft leasing companies, aircraft manufacturers, and U.S. and non-U.S. governments. Pratt & Whitney also provides product support and a full range of overhaul, repair and fleet management services and produces land-based power generation equipment and rocket propulsion systems.

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
      Segment and geographic data include the results of all majority-owned businesses, consistent with the management reporting of these businesses. For certain of these subsidiaries, minority shareholders have rights which, under the provisions of EITF 96-16, overcome the presumption of control. In the Corporation’s consolidated results, these subsidiaries are accounted for using the equity method of accounting. Adjustments to reconcile segment reporting to consolidated results are included in “Eliminations and other,” which also includes certain small subsidiaries.
      Segment information for the years ended December 31 follows:

Segment Information

	Total Revenues			Operating Profits
IN MILLIONS OF DOLLARS	2001	2000	1999	2001	2000	1999
Otis	$ 6,338	$ 6,153	$ 5,654	$ 847	$ 798	$ 493
Carrier	8,895	8,430	7,353	590	795	459
Pratt & Whitney	7,679	7,366	7,674	1,308	1,200	634
Flight Systems	5,292	4,992	3,810	670	614	247
Total segment	$28,204	$26,941	$24,491	$3,415	$3,407	$1,833
Eliminations and other	(307)	(358)	(364)	25	(39)	(85)
General corporate expenses	—	—	—	(207)	(228)	(231)
Consolidated	$27,897	$26,583	$24,127	$3,233	$3,140	$1,517
Interest expense				(426)	(382)	(260)
Income from continuing operations before income taxes and minority interests				$2,807	$2,758	$1,257

	Total Assets			Capital Expenditures			Depreciation & Amortization
IN MILLIONS OF DOLLARS	2001	2000	1999	2001	2000	1999	2001	2000	1999
Otis	$ 3,777	$ 3,753	$ 4,036	$ 80	$108	$ 84	$159	$165	$145
Carrier	7,202	6,907	5,592	226	231	237	248	206	195
Pratt & Whitney	6,049	5,951	5,660	343	369	243	223	217	250
Flight Systems	7,724	7,750	7,677	125	195	166	259	261	216
Total segment	$24,752	$24,361	$22,965	$774	$903	$730	$889	$849	$806
Eliminations and other	2,217	1,003	1,401	19	34	32	16	10	13
Consolidated	$26,969	$25,364	$24,366	$793	$937	$762	$905	$859	$819

SEGMENT REVENUES AND OPERATING PROFIT. Total revenues by segment include intersegment sales, which are generally made at prices approximating those that the selling entity is able to obtain on external sales. Operating profits by segment include income before interest expense, income taxes and minority interest.

Geographic Areas

	External Revenues			Operating Profits			Long-Lived Assets
IN MILLIONS OF DOLLARS	2001	2000	1999	2001	2000	1999	2001	2000	1999
United States operations	$17,109	$16,231	$14,814	$1,987	$1,950	$ 757	$ 8,489	$ 8,535	$ 7,465
International operations:
Europe	4,716	4,413	4,433	570	606	473	1,188	1,030	1,028
Asia Pacific	3,420	3,319	2,615	416	368	206	1,404	1,418	1,464
Other	2,785	2,820	2,472	442	483	396	574	534	514
Eliminations and other	(133)	(200)	(207)	(182)	(267)	(315)	72	71	28
Consolidated	$27,897	$26,583	$24,127	$3,233	$3,140	$1,517	$11,727	$11,588	$10,499

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
      Revenues from United States operations include export sales as follows:

IN MILLIONS OF DOLLARS	2001	2000	1999
Europe	$1,314	$1,606	$1,303
Asia Pacific	1,484	1,632	1,389
Other	1,149	896	950
	$3,947	$4,134	$3,642

GEOGRAPHIC LONG-LIVED ASSETS. Long-lived assets include net fixed assets and intangibles which can be attributed to the specific geographic regions.

MAJOR CUSTOMERS. Revenues include sales under prime contracts and subcontracts to the U.S. Government, primarily related to Pratt & Whitney and Flight Systems products, as follows:

IN MILLIONS OF DOLLARS	2001	2000	1999
Pratt & Whitney	$1,708	$1,616	$2,116
Flight Systems	2,037	1,207	1,174

Selected Quarterly Financial Data (Unaudited)

	2001 Quarters				2000 Quarters
IN MILLIONS OF DOLLARS, EXCEPT PER SHARE AMOUNTS	First	Second	Third	Fourth	First	Second	Third	Fourth
Sales	$6,597	$7,260	$6,734	$6,895	$6,307	$6,871	$6,339	$6,689
Gross margin	1,785	2,076	1,811	1,727	1,679	1,884	1,814	1,859
Income from continuing operations	440	588	565	345	377	509	496	426
Net income	440	588	565	345	377	509	496	426
Earnings per share of Common Stock:
Basic:
Continuing operations	$ .92	$ 1.23	$ 1.19	$ .72	$ .78	$ 1.07	$ 1.04	$ .89
Net earnings	$ .92	$ 1.23	$ 1.19	$ .72	$ .78	$ 1.07	$ 1.04	$ .89
Diluted:
Continuing operations	$ .86	$ 1.16	$ 1.12	$ .69	$ .74	$ 1.00	$ .98	$ .84
Net earnings	$ .86	$ 1.16	$ 1.12	$ .69	$ .74	$ 1.00	$ .98	$ .84

Comparative Stock Data

	2001			2000
Common Stock	High	Low	Dividend	High	Low	Dividend
First quarter	82.08	67.00	$.225	65.25	48.06	$ .20
Second quarter	87.21	70.83	$.225	66.19	54.50	$ .20
Third quarter	76.56	41.64	$.225	71.50	56.69	$ .20
Fourth quarter	65.56	47.25	$.225	79.75	63.50	$.225

The Corporation’s Common Stock is listed on the New York Stock Exchange. The high and low prices are based on the Composite Tape of the New York Stock Exchange. There were approximately 24,000 common shareowners of record at December 31, 2001.