Form 10-K, Exhibit 13
period 2002-12-31
UNITED TECHNOLOGIES CORP /DE/
filed 2003-02-10
CIK 101829

EXHIBIT 13

Five Year Summary

IN MILLIONS OF DOLLARS, EXCEPT PER SHARE AMOUNTS	2002	2001	2000	1999	1998

For the year
Revenues	$28,212	$27,897	$26,583	$24,127	$22,809
Research and development	1,191	1,254	1,302	1,292	1,168
Income from continuing operations(1)	2,236	1,938	1,808	841	1,157
Net income	2,236	1,938	1,808	1,531	1,255
Earnings per share:
Basic:
Continuing operations	4.67	4.06	3.78	1.74	2.47
Net earnings	4.67	4.06	3.78	3.22	2.68
Net earnings adjusted for SFAS No. 142		4.51	4.18	3.51	2.84
Diluted:
Continuing operations	4.42	3.83	3.55	1.65	2.33
Net earnings	4.42	3.83	3.55	3.01	2.53
Net earnings adjusted for SFAS No. 142		4.25	3.92	3.27	2.67
Cash dividends per common share	.98	.90	.825	.76	.695
Average number of shares of Common Stock outstanding:
Basic	472.4	470.2	470.1	465.6	455.5
Diluted	505.6	505.4	508.0	506.7	494.8
Return on average common shareowners' equity, after tax	26.8%	23.6%	24.4%	24.6%	28.6%
Operating cash flows	2,853	2,976	2,631	2,401	2,376
Capital expenditures	586	793	937	762	673
Acquisitions, including debt assumed	424	525	1,340	6,268	1,237
Share repurchase	700	599	800	822	650

At year end
Working capital, continuing operations	$3,848	$2,892	$1,318	$1,412	$1,359
Total assets	29,090	27,010	25,364	24,366	17,768
Long-term debt, including current portion	4,676	4,371	3,772	3,419	1,669
Total debt	4,873	4,959	4,811	4,321	2,173
Debt to total capitalization	37%	37%	39%	38%	33%
ESOP Preferred Stock, net	428	429	432	449	456
Shareowners' equity	8,355	8,369	7,662	7,117	4,378

Number of employees - continuing operations	155,000	152,000	153,800	148,300	134,400

(1) 1999 and 1998 Income from continuing operations excludes the results of UT Automotive which was sold in 1999 and reflected in discontinued operations.

      The 1999 amount reflects restructuring and related charges of $1.1 billion.

Management's Discussion and Analysis

Management's Discussion and Analysis of Financial Condition and Results of Operations
The Corporation's operations are classified into four principal segments: Otis, Carrier, Pratt & Whitney and Flight Systems. Otis and Carrier serve customers in the commercial and residential property industries. Carrier also serves commercial and transport refrigeration customers. Pratt & Whitney and the Flight Systems segment, which includes Hamilton Sundstrand and Sikorsky Aircraft ("Sikorsky"), primarily serve commercial and government customers in the aerospace industry. The Corporation's segment operating results are discussed in the Segment Review and Note 17 of the Notes to Consolidated Financial Statements.

Business Environment
As worldwide businesses, the Corporation's operations are affected by global, regional and industry economic and political factors. However, the Corporation's geographic and industry diversity, as well as the diversity of its product sales and service, has helped limit the impact of any one industry or the economy of any single country on the consolidated results. Current economic conditions in the commercial airline industry, global refrigeration industry, and commercial heating, ventilating and air conditioning markets had a negative impact on the Corporation's consolidated results and are expected to continue to present challenges to its businesses.
     The Corporation's growth strategy contemplates acquisitions in its core businesses. The rate and extent to which appropriate acquisition opportunities are available and to which acquired businesses are integrated and anticipated synergies or cost savings are achieved can affect the Corporation's operations and results.
     Revenues from outside the U.S., including U.S. export sales, in dollars and as a percentage of total segment revenues, are as follows:

IN MILLIONS OF DOLLARS	2002	2001	2000	2002	2001	2000
Europe	$ 5,573	$ 4,716	$ 4,413	19%	17%	17%
Asia Pacific	3,647	3,420	3,319	13%	12%	12%
Other Foreign	2,581	2,785	2,820	9%	10%	11%
U.S. Exports	4,053	3,947	4,134	14%	14%	15%
International Segment Revenues	$15,854	$14,868	$14,686	55%	53%	55%

     As part of its globalization strategy, the Corporation has invested in businesses in certain countries, including Argentina, Brazil, the People's Republic of China, Russia and South Korea, which carry higher levels of currency, political and economic risk. At December 31, 2002, the Corporation's net investment in any one of these countries was less than 6% of consolidated equity.
     During 2002, the strengthening of the euro had a favorable impact on the translation of foreign currency-denominated operating results into U.S. dollars. The favorable impact of the euro was partially offset by weakening Latin America currencies.

OTIS is the world's largest elevator and escalator manufacturing, installation and service company. Otis designs, manufactures, sells and installs a wide range of passenger and freight elevators, and produces a broad line of escalators. In addition to new equipment, Otis provides modernization products and services to upgrade elevators and escalators as well as maintenance services for a substantial portion of the products it sells, and those of other manufacturers. It serves an international customer base, principally in the commercial and residential property industries. In 2002, 77% of its revenues were generated outside the U.S. Otis' results can be impacted by various economic factors, including fluctuations in commercial construction, labor costs, interest rates, foreign currency exchange rates and raw material costs.
     During 2002, construction activity in Europe was mixed but declined overall, and in Asia, activity was strong in both China and South Korea, but remained weak in Japan. U.S. office building construction starts continued to decline. Construction order activity slowed and national office vacancy rates increased as market conditions softened.

CARRIER is the world's largest manufacturer of commercial and residential heating, ventilating and air conditioning ("HVAC") systems and equipment. Carrier is also a leading producer of commercial and transport refrigeration equipment and provides aftermarket services and components for its products and those of other manufacturers in both the HVAC and refrigeration industries. During 2002, 48% of Carrier's revenues were generated outside the U.S. and by U.S. exports. Carrier's results can be impacted by a number of external factors, including commercial and residential construction activity, production and utilization of transport equipment, weather conditions, fuel prices, interest rates, foreign currency exchange rates, raw material costs and industry capacity.
     During 2002, U.S. commercial construction starts decreased and investment in replacement refrigeration and HVAC equipment declined compared to 2001. The global transport refrigeration market improved in 2002, due in part to stabilizing fuel prices and favorable trends in interest rates. A warmer summer selling season in many regions of the U.S. and strength in housing starts favorably impacted North American residential HVAC operations, while international construction markets weakened. Slow economic growth and global pricing trends are expected to continue to present challenges to the North American and international HVAC and commercial refrigeration markets in 2003.

Management's Discussion and Analysis

PRATT & WHITNEY and the FLIGHT SYSTEMS segments comprise the Corporation's aerospace businesses and produce and service commercial and government aerospace and defense products. The financial performance of these segments is directly tied to the aerospace and defense industries. Traffic growth, load factors, worldwide airline profits, influenced in part by fuel prices and labor issues, and general economic activity have been reliable indicators for new aircraft and aftermarket orders in the aerospace industry. Spare part sales and aftermarket service trends are impacted by many factors including usage, pricing, regulatory changes, and retirement of older aircraft. Performance in the general aviation sector is closely tied to the overall health of the economy and is positively correlated to corporate profits.
     Current conditions in the airline industry include reduced flight schedules, an increased number of idle aircraft, workforce reductions, and declining financial performance, including recent airline bankruptcies. Airlines and aircraft manufacturers continue to reduce supplier bases and seek lower cost packages. These conditions have resulted in decreased aerospace volume and orders in the Corporation's commercial aerospace businesses and are expected to continue in 2003.
     The Corporation's total sales to the U.S. Government increased in 2002 to $4,554 million or 16% of total sales, compared with $3,798 million or 14% of total sales in 2001 and $2,875 million or 11% of total sales in 2000. The defense portion of the Corporation's aerospace businesses is affected by changes in market demand and the global political environment. The Corporation's participation in long-term production and development programs for the U.S. Government has contributed positively to the Corporation's results in 2002 and is expected to remain at high levels in 2003.

PRATT & WHITNEY is among the world's leading suppliers of commercial, general aviation and military aircraft engines. Pratt & Whitney provides spare parts and aftermarket and fleet management services for the engines it produces, along with power generation systems. These products and services are regulated by strict safety and performance standards which can create uncertainty regarding the profitability of commercial engine programs. Pratt & Whitney is responding to market pressures by diversifying its product base for large commercial engines from the wide-bodied aircraft market to include engines designed specifically for the narrow-bodied aircraft market. In addition, the aftermarket business is being impacted by technological improvements to newer generation engines that increase reliability and by increased competition. Pratt & Whitney continues to enhance its aftermarket business through repositioning actions aimed at improving efficiency and through selective acquisitions and ventures.
     Pratt & Whitney provides engines and aftermarket products and services to both the U.S. and foreign governments. Pratt & Whitney's engines have been selected to power the Air Force's F/A-22 and F-35 Joint Strike Fighter aircraft. In 2002, the F119 engine that powers the F/A-22 was approved for operational use by the U.S. Air Force. The F-35 Joint Strike Fighter program is intended to lead to the development of a single aircraft, with configurations for conventional and short take off and landing, for the U.S. Navy, Air Force and Marine Corps, the United Kingdom Royal Navy and other international customers.

FLIGHT SYSTEMS SEGMENT provides global products and services through Hamilton Sundstrand and Sikorsky. Hamilton Sundstrand provides aerospace and industrial products and aftermarket services for diversified industries worldwide. Aerospace products include aircraft power generation management and distribution systems, and environmental, flight and fuel control systems. Industrial products include air compressors, metering devices, fluid handling equipment and gear drives. Hamilton Sundstrand is responding to industry conditions by focusing on development of new product and service offerings, acquisitions and actions aimed at improving efficiency and aftermarket growth opportunities.
     Sikorsky is one of the world's largest manufacturers of military and commercial helicopters, and provides aftermarket helicopter and aircraft products and services. It has responded to continued overcapacity among helicopter manufacturers by improving its cost structure, expanding the capabilities of its existing products and developing new product and service offerings. During 2002, Sikorsky expanded its aftermarket business base by acquiring Derco Holding, a supplier of military aircraft logistics, component distribution and repairs and aftermarket program management. In its government business, Sikorsky will continue to supply Black Hawk helicopters and their derivatives to the U.S. and foreign governments under contracts extending into 2006. A Sikorsky-Boeing joint venture is under contract with the U.S. Army to develop the RAH-66 Comanche, nine of which are contracted for delivery in 2005-2006. Sikorsky is also leading an international team in developing the S/H-92, a large cabin derivative of the Black Hawk, for the commercial and military markets. Type certification of the S-92 was obtained from the Federal Aviation Administration in December 2002.

Management's Discussion and Analysis

Critical Accounting Estimates
Preparation of the Corporation's financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Note 1 to the Consolidated Financial Statements describes the significant accounting policies used in preparation of the Consolidated Financial Statements. Management believes the most complex and sensitive judgments, because of their significance to the Consolidated Financial Statements, result primarily from the need to make estimates about the effects of matters that are inherently uncertain. The most significant areas involving management judgments and estimates are described below. Actual results in these areas could differ from management's estimates.

LONG-TERM CONTRACT ACCOUNTING. The Corporation utilizes percentage of completion accounting on certain of its long-term contracts. The percentage of completion method requires estimates of future revenues and costs over the full term of product delivery.
     Losses, if any, on long-term contracts are provided for when anticipated. Loss provisions are based upon excess inventoriable manufacturing, engineering, estimated product warranty and product performance guarantee costs in excess of the revenue from the products contemplated under the contractual arrangement. Revenue used in determining contract loss provisions is based upon an estimate of the quantity, pricing and timing of future product deliveries. The extent of progress toward completion on the Corporation's long-term commercial aerospace and helicopter contracts is measured using units of delivery. In addition, the Corporation uses the cost-to-cost method for long-term aftermarket and development contracts in the aerospace businesses and for elevator and escalator installation and modernization contracts. Contract accounting also requires estimates of future costs over the performance period of the contract as well as an estimate of award fees and other sources of revenue.
     Contract costs are incurred over a period of several years, and the estimation of these costs requires management's judgment. The long-term nature of these contracts, the complexity of the products, and the strict safety and performance standards under which they are regulated can affect the Corporation's ability to estimate costs precisely. As a result, the Corporation reviews and updates its cost estimates on significant contracts on a quarterly basis, and no less than annually for all others, or when circumstances change and warrant a modification to a previous estimate. Adjustments to contract loss provisions are recorded in earnings upon identification.

INCOME TAXES. The future tax benefit arising from net deductible temporary differences and tax carryforwards is $3.1 billion at December 31, 2002 and $2.6 billion at December 31, 2001. Management believes that the Corporation's earnings during the periods when the temporary differences become deductible will be sufficient to realize the related future income tax benefits. For those jurisdictions where the expiration date of tax carryforwards or the projected operating results indicate that realization is not likely, a valuation allowance is provided.
     In assessing the need for a valuation allowance, the Corporation estimates future taxable income, considering the feasibility of ongoing tax planning strategies and the realizability of tax loss carryforwards. Valuation allowances related to deferred tax assets can be impacted by changes to tax laws, changes to statutory tax rates and future taxable income levels. In the event the Corporation were to determine that it would not be able to realize all or a portion of its deferred tax assets in the future, the Corporation would reduce such amounts through a charge to income in the period that such determination was made. Conversely, if the Corporation were to determine that it would be able to realize its deferred tax assets in the future in excess of the net carrying amounts, the Corporation would decrease the recorded valuation allowance through an increase to income in the period that such determination was made. See Note 10 to the Consolidated Financial Statements for further discussion.

BUSINESS ACQUISITIONS. The Corporation completed acquisitions in 2002 of $424 million, including $22 million of debt assumed in the acquisition of businesses. The assets and liabilities of acquired businesses are recorded under the purchase method at their estimated fair values at the dates of acquisition. Goodwill represents costs in excess of fair values assigned to the underlying net assets of acquired businesses. The Corporation has recorded goodwill of $7 billion at December 31, 2002 and $6.8 billion at December 31, 2001.
     In accordance with Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets," goodwill and intangible assets deemed to have indefinite lives are not amortized, but are subject to annual impairment testing. The identification and measurement of goodwill impairment involves the estimation of the fair value of reporting units. The estimates of fair value of reporting units are based on the best information available as of the date of the assessment, which primarily incorporate management assumptions about expected future cash flows and contemplate other valuation techniques. Future cash flows can be affected by changes in industry or market conditions or the rate and extent to which anticipated synergies or cost savings are realized with newly acquired entities. Although no goodwill impairment has been recorded to date, there can be no assurances that future goodwill impairments will not occur. See Note 7 to the Consolidated Financial Statements for further discussion.

PRODUCT PERFORMANCE. The Corporation extends performance and operating cost guarantees beyond its normal service and warranty policies for extended periods on some of its products, particularly commercial aircraft engines. Liability under such guarantees is based upon future product performance and durability. In addition, the Corporation incurs discretionary costs to service its products in connection with product performance issues. The Corporation accrues for such costs that are probable and can be reasonably estimated. The costs associated with these product performance and operating cost guarantees require estimates over the full terms of the agreements, and require management to consider factors such as the extent of future maintenance requirements and the future cost of material and labor to perform the services. These cost estimates are largely based upon historical experience. See Note 15 to the Consolidated Financial Statements for further discussion.

Management's Discussion and Analysis

CONTRACTING WITH THE U.S. GOVERNMENT. The Corporation's contracts with the U.S. Government are subject to government investigations and audits. Like many defense contractors, the Corporation has received audit reports which recommend that certain contract prices should be reduced to comply with various government regulations. Some of these audit reports involve substantial amounts. The Corporation has made voluntary refunds in those cases it believes appropriate. In addition, the Corporation accrues for liabilities associated with those government contracting matters that are probable and can be reasonably estimated. The inherent uncertainty related to the outcome of these matters can result in amounts materially different from any provisions made with respect to their resolution. The Corporation recorded sales to the U.S. Government of $4.6 billion in 2002 and $3.8 billion in 2001.

EMPLOYEE BENEFIT PLANS. The Corporation and its subsidiaries sponsor domestic and foreign defined benefit pension and other postretirement plans. Major assumptions used in the accounting for these employee benefit plans include the discount rate, expected return on plan assets, rate of increase in employee compensation levels and health care cost increase projections. Assumptions are determined based on Company data and appropriate market indicators, and are evaluated each year as of the plans' measurement date. A change in any of these assumptions would have an effect on net periodic pension and postretirement benefit costs reported in the Consolidated Financial Statements.
     Lower market interest rates and plan asset returns have resulted in declines in pension plan asset performance and funded status. As a result, the discount rate was lowered to 6.75% and expected return on plan assets was lowered to 8.50%, reflecting current economic conditions. Pension expense in 2003 is expected to be negatively impacted by these changes. See Note 11 to the Consolidated Financial Statements for further discussion.

Results of Operations

IN MILLIONS OF DOLLARS	2002	2001	2000
Sales	$27,980	$27,486	$26,206
Financing revenues and other income, net	232	411	377
Revenues	$28,212	$27,897	$26,583

     Consolidated revenues increased 1% in 2002 and 5% in 2001. Foreign currency translation had a minimal favorable impact in 2002 and decreased revenues 2% in 2001.
     Sales in 2002 reflect growth at Otis and Sikorsky, largely offset by lower volume at Carrier and Pratt & Whitney. Sales growth in 2001 reflects growth in base businesses at Pratt & Whitney, Flight Systems and Otis, and growth from acquisitions, primarily at Carrier.
     Financing revenues and other income, net, decreased $179 million and increased $34 million in 2002 and 2001, respectively. The 2002 decrease reflects interest income associated with the settlement of prior year tax audits recorded in 2001. The 2001 increase reflects the settlement of prior year tax audits recorded in 2001, largely offset by interest income on prior year income tax credits resulting from an industry-related court decision and modification of a product support agreement recorded in 2000.

IN MILLIONS OF DOLLARS	2002	2001	2000
Cost of sales	$20,161	$20,087	$18,970
Gross margin percent	27.9%	26.9%	27.6%

     Gross margin increased in 2002 to 27.9% from 26.9% in 2001 due primarily to $230 million of goodwill amortization in 2001 which was discontinued in 2002 and the approximate $100 million settlement of environmental claims in 2002. These items contributed 1.2 percentage points to gross margin in 2002. Gross margin decreased in 2001 to 26.9% from 27.6% due primarily to restructuring and related charges of $224 million recorded in cost of sales in 2001.

IN MILLIONS OF DOLLARS	2002	2001	2000
Research and development — company funded	$1,191	$1,254	$1,302
Percent of sales	4.3%	4.6%	5.0%

     Research and development spending decreased $63 million (5%) in 2002 and decreased $48 million (4%) in 2001. The 2002 decrease is primarily associated with the variable nature of engineering development program schedules at Pratt & Whitney and cost reduction actions at Carrier partially offset by increased spending on Sikorsky's S/H-92 program. The 2001 decrease is due primarily to decreased spending at Pratt & Whitney associated with the timing of development schedules. The above years include the Corporation's continued funding of research and development at its fuel cell unit. Total research and development expenses are expected to approximate 4% to 5% of sales in 2003.
     In addition to company funded programs, customer funded research and development was $1,189 million in 2002, $846 million in 2001, and $865 million in 2000. The 2002 increase of $343 million is primarily attributable to increases in Pratt & Whitney's military business. Customer funded research and development decreased $19 million (2%) in 2001.

IN MILLIONS OF DOLLARS	2002	2001	2000
Selling, general and administrative	$ 3,203	$ 3,323	$ 3,171
Percent of sales	11.4%	12.1%	12.1%

Management's Discussion and Analysis

     Selling, general and administrative expenses as a percentage of sales decreased seven-tenths of a percent in 2002 and were flat in 2001. The 2002 decrease reflects the benefits of cost reduction actions, primarily at Carrier, and $43 million lower restructuring charges in 2002. The 2001 amount reflects $124 million of charges associated with 2001 restructuring actions and the impact of acquisitions, primarily at Carrier. These increases were offset by savings from prior cost reduction actions across the business.

IN MILLIONS OF DOLLARS	2002	2001	2000
Interest expense	$381	$426	$382

     Interest expense decreased 11% in 2002 and increased 12% in 2001. The 2002 decrease is due primarily to lower short-term borrowings partially offset by the issuance of $500 million of 6.10% notes in April 2002. The 2001 increase is primarily related to the October 2001 issuance of $400 million of 4.875% notes, the February 2001 issuance of $500 million of 6.35% notes, and the November 2000 issuance of $500 million of 7.125% notes.

	2002	2001	2000
Average interest rate during the year:
Short-term borrowings	9.4%	7.0%	9.9%
Total debt	6.9%	7.3%	8.1%

     The average interest rate during the year on short-term borrowings exceeded that of total debt due to lower commercial paper balances and higher short-term borrowing rates in certain foreign operations. The weighted-average interest rate applicable to debt outstanding at December 31, 2002 was 7.0% for short-term borrowings and 6.5% for total debt.

	2002	2001	2000
Effective income tax rate	27.1%	26.9%	30.9%

     The effective tax rate in 2002 reflects the benefit of increased use of certain tax planning strategies, including utilization of a capital loss carryback, and reflects the increase in pre-tax income from discontinuing amortization of non-deductible goodwill in accordance with SFAS No. 142. The 2001 effective tax rate reflects the impact of the favorable settlement of certain prior year tax audits. Excluding this settlement the effective rate was 30.0%. The effective income tax rate for 2001, adjusted for the impact of SFAS No. 142 and excluding the favorable settlement of prior year tax audits in 2001, was 28.2%. The 2000 effective tax rate includes the impact of two discrete items: the revaluation of the Corporation's state deferred tax asset resulting from the enactment of Connecticut tax law changes and the benefits from income tax credits for prior periods associated with an industry related court decision. Excluding discrete items and adjusting for the impact of SFAS No. 142, the 2000 effective income tax rate was 28.8%. The Corporation has continued to lower its effective tax rate by implementing tax reduction strategies. The Corporation expects its effective tax rate to increase in 2003 to a rate that is more consistent with the prior year effective tax rate before discrete items and the impact of SFAS No. 142.
     In the normal course, the Corporation and its subsidiaries are examined by various tax authorities, including the Internal Revenue Service ("IRS"). The IRS is reviewing the Corporation's claims for prior periods' benefits as part of its routine examinations of the Corporation's income tax returns. Any additional impact on the Corporation's liability for income taxes cannot presently be determined, but the Corporation believes adequate provision has been made for any adjustments arising from these examinations.
     For additional discussion of income taxes, see "Critical Accounting Estimates – Income Taxes" and Note 10 to the Consolidated Financial Statements.

     Effective January 1, 2002, the Corporation ceased the amortization of goodwill in accordance with SFAS No. 142. As more fully described in Note 7 to the Consolidated Financial Statements, net income in 2001 and 2000 adjusted to exclude amounts no longer being amortized was $2,150 and $1,998, respectively. On that basis, diluted earnings per share were $4.25 in 2001 and $3.92 in 2000.
     The impact of goodwill amortization recorded in the Corporation's segments, and the effect that discontinuing amortization would have had on certain income statement line item amounts is as follows:

IN MILLIONS OF DOLLARS	2001	2000
Otis	$ 30	$ 29
Carrier	74	57
Pratt & Whitney	23	21
Flight Systems	103	99
Total segment goodwill amortization	230	206
Income taxes	(16)	(14)
Minority interest in subsidiaries' earnings	(2)	(2)
Net income impact	$212	$190
Diluted earnings per share	$ .42	$ .37

     For additional discussion, see Notes 1, 2 and 7 to the Consolidated Financial Statements.

Management's Discussion and Analysis

Business Acquisitions
During 2002, the Corporation invested $424 million, including debt assumed, in business acquisitions. That amount includes Sikorsky's second quarter purchase of Derco Holding and acquisitions at Pratt & Whitney. During 2001, the Corporation invested $525 million, including debt assumed, in the acquisition of more than 30 businesses. Those investments included Pratt & Whitney and Hamilton Sundstrand's acquisitions of aftermarket businesses and a number of small acquisitions in the commercial businesses. For additional discussion of acquisitions, see "Liquidity and Financing Commitments" and Note 2 to the Consolidated Financial Statements.
     Under SFAS No. 142, intangible assets deemed to have indefinite lives and goodwill are no longer subject to amortization. All other intangible assets are to be amortized over their estimated useful lives. Intangible assets and goodwill are subject to annual impairment testing using the guidance and criteria described in the standard.

Restructuring and Other Costs
2002 Actions  As described in Note 12 to the Consolidated Financial Statements, during 2002, the Corporation recorded pre-tax restructuring and related charges totaling $321 million. These charges relate to ongoing cost reduction efforts, including workforce reductions and consolidation of manufacturing, sales and service facilities, and include $237 million recorded in cost of sales and $81 million in selling, general and administrative expenses.
     The charges were recorded in the Corporation's segments as follows: Otis $73 million, Carrier $114 million, Pratt & Whitney $80 million and Flight Systems $55 million. The charges included accruals of $203 million for severance and related employee termination costs, $48 million for asset write-downs, largely related to the disposal of manufacturing assets and facilities that will no longer be utilized, and $19 million for facility exit and lease termination costs. Additional charges associated with these restructuring actions totaling $51 million that were not accruable at the time were also recorded in 2002, primarily in the Carrier segment.
     The 2002 actions are expected to result in net workforce reductions of approximately 7,000 salaried and hourly employees, the elimination of approximately 2.0 million square feet of facilities and the disposal of assets associated with exited facilities. Approximately 75% of the total pre-tax charge will require cash payments, which will be funded by cash generated from operations. During the year, the Corporation made pre-tax cash outflows of approximately $104 million related to the 2002 programs. Savings are expected to increase over a two-year period resulting in recurring pre-tax savings of approximately $285 million annually. As of December 31, 2002, approximately 4,900 employees and 200,000 square feet of facilities have been eliminated. The balance of the remaining workforce and facility related cost reduction actions are targeted to be completed in 2003. A significant portion of the remaining square footage to be eliminated under the 2002 actions relates to one domestic manufacturing facility. Operations were ceased at this facility late in 2002, and activities to ready the facility for sale are expected to be completed in early 2003. As of December 31, 2002, approximately $133 million of severance and related costs and $11 million of facility exit and lease termination accruals remain.

2001 Actions  As described in Note 12 to the Consolidated Financial Statements, during the second half of 2001, the Corporation recorded pre-tax restructuring and related charges of $348 million associated with ongoing efforts to reduce costs in its segments in a continually challenging business environment and to address current conditions in the commercial airline industry. The restructuring actions focus principally on improving the overall level of organizational efficiency and consolidation of manufacturing, sales and service facilities. These charges were recorded in the Corporation's segments as follows: Otis $83 million, Carrier $172 million, Pratt & Whitney $63 million and Flight Systems $30 million. The charges included accruals of $256 million for severance and related employment termination costs, $53 million for asset write-downs and $19 million for facility exit and lease termination costs.
     The amounts included $224 million recorded in cost of sales and $124 million in selling, general and administrative expenses, and relate to net workforce reductions of approximately 8,700 salaried and hourly employees, the elimination of approximately 2.3 million square feet of facilities and the disposal of assets associated with exited facilities. Savings are expected to build over a two-year period resulting in recurring pre-tax savings of approximately $300 million annually.
     Approximately 70% of the total pre-tax charge will require cash payments, which will be funded by cash generated from operations. During 2002, the Corporation made pre-tax cash outflows of approximately $122 million associated with this program. As of December 31, 2002, workforce reductions of approximately 7,900 employees were completed and approximately 2.1 million square feet of facilities were eliminated. The balance of the workforce and facility related cost reduction actions are expected to be substantially complete in early 2003. As of December 31, 2002, approximately $37 million of severance and related costs and $1 million of facility exit and lease termination accruals remain.
     The Corporation may initiate additional restructuring actions in 2003 in its ongoing efforts to reduce costs. No significant actions have been approved at this time.

Segment Review

	Revenues			Operating Profits			Operating Profit Margin
IN MILLIONS OF DOLLARS	2002	2001	2000	2002	2001	2000	2002	2001	2000
Otis	$6,811	$6,338	$6,153	$1,057	$ 847	$ 798	15.5%	13.4%	13.0%
Carrier	8,773	8,895	8,430	779	590	795	8.9%	6.6%	9.4%
Pratt & Whitney	7,645	7,679	7,366	1,282	1,308	1,200	16.8%	17.0%	16.3%
Flight Systems	5,571	5,292	4,992	741	670	614	13.3%	12.7%	12.3%

Revenues, operating profits and operating profit margins of the Corporation's principal segments include the results of all majority-owned subsidiaries, consistent with the management reporting of these businesses. For certain of these subsidiaries, minority shareholders have rights which overcome the presumption of control as described in Note 17 to the Consolidated Financial Statements. In the Corporation's consolidated results, these subsidiaries are accounted for using the equity method of accounting.

2002 Compared to 2001
OTIS revenues increased $473 million (7%) in 2002 reflecting increases in all geographic regions and growth in both new equipment and service sales. Foreign currency translation increased revenues 2% in 2002, largely reflecting the strength of the euro in relation to the U.S. dollar. The 2002 increase also includes approximately two percentage points of organic growth, as well as the impact of acquisitions.
     Otis operating profits increased $210 million (25%) in 2002. The operating profit increase reflects profit improvement in all geographic regions, primarily in Asia and Europe. The increase was due primarily to the profit impact of increased revenues, including those from recent acquisitions, productivity improvements and the absence of goodwill amortization in 2002. Foreign currency translation increased operating profits by 3% in 2002.

CARRIER revenues decreased $122 million (1%) in 2002. The decrease reflects continued weakness in the North American and European commercial HVAC markets, the commercial refrigeration business, and in Latin America, partially offset by increased volume in the transport refrigeration business. Foreign currency translation had a minimal impact in 2002, reflecting the strength of the U.S. dollar in relation to Latin American currencies, largely offset by the strengthening of the euro.
     Carrier's operating profits increased $189 million (32%) in 2002. Excluding 2002 and 2001 restructuring charges, operating profit increased $131 million (17%) reflecting the benefit of cost reduction actions and the absence of goodwill amortization, partially offset by the profit impact of decreased volume, competitive pricing and continued performance issues in some of the acquired entities.

PRATT & WHITNEY revenues decreased $34 million, less than one percentage point, in 2002. The decrease was due primarily to lower volume at Pratt & Whitney Power Systems, declines in commercial spare parts sales, reflecting current conditions in the commercial airline industry, and lower engine volume at Pratt & Whitney Canada. These decreases were partially offset by increases in military engine and commercial overhaul and repair revenue. Consistent with the Corporation's expectations, commercial spare parts orders declined approximately 10% in 2002.
     Pratt & Whitney operating profits decreased $26 million (2%) in 2002, reflecting lower profits from Pratt & Whitney Canada, commercial spare parts and Pratt & Whitney Power Systems. The decreases were partially offset by higher military engine and commercial overhaul and repair profits. The results also reflect the favorable impact of commercial engine contract changes offset by estimated costs to support product warranties to certain customers and costs associated with the PW6000 program.

FLIGHT SYSTEMS revenues increased $279 million (5%) in 2002. The increase was due to higher value helicopter shipments and increased aftermarket revenues at Sikorsky, resulting in part from the acquisition of Derco Holding in the second quarter of 2002. These increases were partially offset by lower commercial aerospace aftermarket and industrial volume at Hamilton Sundstrand.
     Flight Systems operating profits increased $71 million (11%) in 2002. The increase was due primarily to the discontinuance of goodwill amortization. Excluding goodwill amortization, operating profits decreased $32 million (4%) due primarily to lower commercial aerospace aftermarket and industrial volume at Hamilton Sundstrand and increased research and development spending at Sikorsky related to S-92 certification.

2001 Compared to 2000
OTIS revenues increased $185 million (3%) in 2001, reflecting increases in all regions and growth in both new equipment and service sales. The strengthening of the U.S. dollar in relation to European and Asian currencies during the year had the effect of reducing reported revenues by 4%.
     Otis operating profits increased $49 million (6%) in 2001 reflecting profit improvements in all regions which resulted from volume increases and cost reduction actions. The 2001 restructuring charges and foreign currency translation reduced reported operating profits by 14% during the year.

CARRIER revenues increased $465 million (6%) in 2001, almost entirely due to acquisitions, including the acquisition of Specialty Equipment Companies during the fourth quarter of 2000, and growth in the European and Asian HVAC markets. The improvements were largely offset by continued weakness in several of the global refrigeration businesses and the negative foreign currency impact due primarily to the strength of the U.S. dollar in relation to Asian and European currencies, which reduced revenues by 2%.
     Carrier operating profits decreased $205 million (26%) compared to 2000 in part due to 2001 restructuring charges of $172 million and the unfavorable impact of foreign currency translation. The decrease is primarily due to poor market conditions in refrigeration, North American commercial HVAC and Latin America, as well as performance issues in some of the acquired entities, particularly global refrigeration businesses. The 2001 operating profit decrease was partially offset by the acquisition of Specialty Equipment Companies in the fourth quarter of 2000 and improved performance in Carrier's European and Asian HVAC businesses.

PRATT & WHITNEY revenues increased $313 million (4%) in 2001. The increase was due primarily to increased shipments at Pratt & Whitney Power Systems and higher volume at Pratt & Whitney Canada, partially offset by lower commercial aerospace aftermarket volume in the fourth quarter of 2001.
     Pratt & Whitney operating profits increased $108 million (9%) in 2001, reflecting favorable volume at Pratt & Whitney Canada and Pratt & Whitney Power Systems and cost reduction actions throughout the segment. These increases were partially offset by restructuring charges and lower commercial aerospace aftermarket volume in the fourth quarter.

FLIGHT SYSTEMS revenues increased $300 million (6%) in 2001. The increase was due primarily to increased original equipment sales and aftermarket revenues at Hamilton Sundstrand's aerospace business and increased helicopter shipments at Sikorsky. Flight Systems operating profits increased $56 million (9%) in 2001, reflecting growth in Hamilton Sundstrand's aerospace business and increased helicopter shipments at Sikorsky. Operating profits in 2001 included restructuring charges of $30 million.

Segment Review

Liquidity and Financing Commitments

IN MILLIONS OF DOLLARS	2002	2001
Cash and cash equivalents	$ 2,080	$ 1,558
Total debt	4,873	4,959
Net debt (total debt less cash)	2,793	3,401
Shareowners' equity	8,355	8,369
Total capitalization (debt plus equity)	13,228	13,328
Debt to total capitalization	37%	37%
Net debt to total capitalization	25%	29%

Management assesses the Corporation's liquidity in terms of its ability to generate cash to fund its operating, investing and financing activities. Significant factors affecting the management of liquidity are: cash flows generated from operating activities, capital expenditures, customer financing requirements, investments in businesses, dividends, Common Stock repurchases, adequacy of available bank lines of credit and the ability to attract long-term capital with satisfactory terms.
     Net cash provided by operating activities in 2002 was $2,853 million compared to $2,976 million in 2001. The decrease reflects a $500 million cash contribution to the Corporation's domestic pension plans partially offset by improved operating and working capital performance. Pre-tax cash outflows associated with restructuring and other actions, including costs not accruable or contemplated when the actions were initiated, were $226 million in 2002 and $303 million in 2001.
     Cash used in investing activities was $1,088 million in 2002 compared to $1,277 million in 2001. The most significant components of investing cash flows are capital expenditures and business acquisitions. Capital expenditures decreased $207 million to $586 million in 2002, reflecting a reprioritization of capital projects. Capital expenditures are expected to increase in 2003 to approximate anticipated depreciation levels. In 2002, the Corporation invested $424 million in the acquisition of businesses, consisting of $402 million of cash and $22 million of assumed debt. In 2001 acquisitions totaled $525 million, consisting of $439 million of cash and $86 million of assumed debt. Cash spending for investments in 2002 includes Sikorsky's acquisition of Derco Holding and acquisitions at Pratt & Whitney. Acquisition activity in 2003 is expected to approximate $1.5 billion and is dependent upon the availability of appropriate acquisition opportunities.
     Customer financing activities used net cash of $164 million in 2002, compared to $123 million in 2001, reflecting increased customer requirements for financing. While the Corporation expects that customer financing will be a net use of cash in 2003, actual funding is subject to usage under existing customer financing arrangements. At December 31, 2002, the Corporation had financing and rental commitments of $1.6 billion related to commercial aircraft, of which as much as $434 million may be required to be disbursed in 2003. The Corporation may also arrange for third-party investors to assume a portion of its commitments. Refer to Note 4 to the Consolidated Financial Statements for additional discussion of the Corporation's commercial aerospace industry assets and commitments.
     Financing cash outflows for 2002 and 2001 include the Corporation's repurchase of 10.9 million and 8.5 million shares of Common Stock for $700 million and $599 million, respectively. Share repurchase continues to be a use of the Corporation's cash flows and has more than offset the dilutive effect resulting from the issuance of stock under stock-based employee benefit programs in each of the last three years. In October 2002, the Corporation announced that the Board of Directors authorized the repurchase of up to 30 million shares. The new authorization replaces the previous share repurchase authority. At December 31, 2002, 25.3 million shares remained available for repurchase under the authorized program.

Segment Review

     At December 31, 2002, the Corporation had credit commitments from banks totaling $1.5 billion under a Revolving Credit Agreement, which serves as a back-up facility for issuance of commercial paper. At December 31, 2002, there were no borrowings under the Revolving Credit Agreement. In addition, at December 31, 2002, approximately $800 million was available under short-term lines of credit with local banks at the Corporation's various international subsidiaries.
     As described in Note 9 to the Consolidated Financial Statements, the Corporation issued $500 million and $900 million of long-term notes payable in 2002 and 2001, respectively. The proceeds of those issuances were used for the repayment of commercial paper, to support investment activities, and for general corporate purposes, including repurchases of the Corporation's Common Stock. At December 31, 2002, up to $1.1 billion of additional debt and equity securities could be issued under a shelf registration statement on file with the Securities and Exchange Commission.
     The funded status of the Corporation's pension plans is dependent upon many factors, including returns on invested assets and the level of market interest rates. Recent declines in the value of securities traded in equity markets coupled with declines in long-term interest rates have had a negative impact on the funded status of the plans. During 2002, the Corporation contributed $753 million to its domestic pension plans, including $253 million of Treasury Stock in August and a $500 million voluntary cash contribution in October. During 2001, the Corporation contributed $247 million of Treasury Stock to its domestic pension plans. These contributions are reported as an increase in other assets in the Consolidated Balance Sheet. An independent manager has been appointed to hold and dispose of the shares from time to time in the open markets or otherwise. The Corporation can contribute cash to these plans at its discretion and made a $500 million cash contribution in January 2003. As of December 31, 2002, the total investment by the defined benefit pension plans in the Corporation's securities, including the Treasury Stock transactions described above, is approximately 6% of total plan assets.
     The Corporation's shareowners' equity is impacted by a variety of factors, including those items that are not reported in earnings but are reported directly in equity, such as foreign currency translation, minimum pension liability adjustments, unrealized holding gains and losses on available-for-sale securities and cash flow hedging transactions. The Corporation recorded a $1.6 billion after-tax charge to equity, reflecting the increase in the additional minimum liability under its pension plans of $2.4 billion, which is included in future pension and postretirement benefit obligations in the December 31, 2002 Consolidated Balance Sheet. See the Consolidated Statement of Changes in Shareowners' Equity for information on such non-shareowners' changes.
     The Corporation believes that existing sources of liquidity are adequate to meet anticipated borrowing needs at comparable risk-based interest rates for the foreseeable future. Although uncertainties in acquisition spending could cause modest variations at times, management anticipates that the level of debt to capital will remain generally consistent with recent levels. The anticipated level of debt to capital is expected to be sufficient to satisfy the Corporation's various cash flow requirements, including acquisition spending, continued Common Stock repurchases and pension funding as needed.
     A summary of the Corporation's contractual obligations and commitments as of December 31, 2002 is as follows:

		Payments Due by Period
IN MILLIONS OF DOLLARS Contractual Obligations	Total	Less than 1 Year	1-3 Years	4-5 Years	After 5 Years
Long-term debt	$4,676	$ 44	$421	$740	$3,471
Operating leases	766	212	274	146	134
Total contractual obligations	$5,442	$256	$695	$886	$3,605

See Notes 9 and 16 for additional information on contractual obligations.

		Amount of Commitment Expiration per Period
IN MILLIONS OF DOLLARS Commercial Commitments	Committed	Less than 1 Year	1-3 Years	4-5 Years	After 5 Years
Commercial aerospace financing and rental commitments	$1,365	$314	$286	$629	$136
IAE financing arrangements	1,232	388	268	85	491
Unconsolidated subsidiary debt guarantees	259	97	90	—	72
Commercial aerospace financing arrangements	164	7	39	8	110
Commercial customer financing arrangements	62	46	16	—	—
Total commercial commitments	$3,082	$852	$699	$722	$809

See Notes 4, 15 and 16 for additional information on commercial commitments.

Segment Review

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
     The Corporation has evaluated its exposure to changes in foreign currency exchange rates, interest rates and commodity prices in its market risk sensitive instruments, which are primarily cash, debt and derivative instruments, using a value at risk analysis. Based on a 95% confidence level and a one-day holding period, at December 31, 2002, the potential loss in fair value of the Corporation's market risk sensitive instruments was not material in relation to the Corporation's financial position, results of operations or cash flows. The Corporation's calculated value at risk exposure represents an estimate of reasonably possible net losses based on historical market rates, volatilities and correlations and is not necessarily indicative of actual results. Refer to Notes 1, 9, 13 and 14 to the Consolidated Financial Statements for additional discussion of foreign exchange, interest rates and financial instruments.

FOREIGN CURRENCY EXPOSURES. The Corporation has a large volume of foreign currency exposures that result from its international sales, purchases, investments, borrowings and other international transactions. International segment revenues, including U.S. export sales, averaged approximately $15 billion over the last three years. The Corporation actively manages foreign currency exposures that are associated with committed foreign currency purchases and sales and other assets and liabilities created in the normal course of business at the operating unit level. Exposures that cannot be naturally offset within an operating unit to an insignificant amount are hedged with foreign currency derivatives. The Corporation also has a significant amount of foreign currency net asset exposures. Currently, the Corporation does not hold any derivative contracts that hedge its foreign currency net asset exposures but may consider such strategies in the future.
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

INTEREST RATE EXPOSURES. The Corporation's long-term debt portfolio consists mostly of fixed-rate instruments. Due to recent declines in market interest rates, a portion of that portfolio is hedged with fixed for floating interest rate swaps. The hedges are designated as fair value hedges and the gains and losses on the swaps are reported in interest expense, reflecting that portion of interest expense at a variable rate. From time to time the Corporation issues commercial paper, which exposes the Corporation to changes in interest rates.

COMMODITY PRICE EXPOSURES. The Corporation is exposed to volatility in the prices of raw materials used in some of its products and uses forward contracts in limited circumstances to manage some of those exposures. The forward contracts are designated as hedges of the cash flow variability that results from the forecasted purchases. Gains and losses on those derivatives are deferred in other comprehensive income to the extent they are effective as hedges and reclassified into cost of products sold in the period in which the hedged transaction impacts earnings.

Environmental Matters
The Corporation's operations are subject to environmental regulation by federal, state and local authorities in the United States and regulatory authorities with jurisdiction over its foreign operations. As a result, the Corporation has established, and continually updates, policies relating to environmental standards of performance for its operations worldwide. The Corporation believes that expenditures necessary to comply with the present regulations governing environmental protection will not have a material effect upon its competitive position, consolidated financial position, results of operations or cash flows.
     The Corporation has identified approximately 470 locations, mostly in the United States, at which it may have some liability for remediating contamination. The Corporation does not believe that any individual location's exposure will have a material effect on the results of operations of the Corporation. Sites in the investigation or remediation stage represent approximately 95% of the Corporation's accrued environmental liability. The remaining 5% of the recorded liability consists of sites where the Corporation may have some liability but investigation is in the initial stages or has not begun.
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
     At December 31, 2002, the Corporation had $438 million reserved for environmental remediation. Cash outflows for environmental remediation were $42 million in 2002, $61 million in 2001 and $54 million in 2000. The Corporation estimates that ongoing environmental remediation expenditures in each of the next two years will not exceed $50 million.
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

Segment Review

U.S. Government
The Corporation's contracts with the U.S. Government are subject to audits. Like many defense contractors, the Corporation has received audit reports which recommend that certain contract prices should be reduced to comply with various government regulations. Some of these audit reports involve substantial amounts. The Corporation has made voluntary refunds in those cases it believes appropriate. In addition, the Corporation accrues for liabilities associated with those government contracting matters that are probable and can be reasonably estimated.
     Additional discussion of the Corporation's environmental and U.S. Government contract matters is included in "Critical Accounting Estimates – Contracting with the Federal Government" and Notes 1 and 16 to the Consolidated Financial Statements.

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

New Accounting Pronouncements
In June 2001, SFAS No. 143, "Accounting for Asset Retirement Obligations" was issued. The standard requires that legal obligations associated with the retirement of tangible long-lived assets be recorded at fair value when incurred and is effective for the Corporation on January 1, 2003. Adoption of this standard will not have a material impact on the Corporation's consolidated financial position, results of operations or cash flows.
     In September 2002, SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" was issued. This statement provides guidance on the recognition and measurement of liabilities associated with exit or disposal activities and requires that such liabilities be recognized when incurred. This statement is effective for exit or disposal activities initiated on or after January 1, 2003 and does not impact recognition of costs under the Corporation's existing programs. Adoption of this standard may impact the timing of recognition of costs associated with future exit and disposal activities, depending upon the nature of the actions initiated.
     In November 2002, FASB Interpretation ("FIN") No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" was issued. The interpretation provides guidance on the guarantor's accounting and disclosure requirements for guarantees, including indirect guarantees of indebtedness of others. The Corporation has adopted the disclosure requirements of the interpretation as of December 31, 2002. The accounting guidelines are applicable to guarantees issued after December 31, 2002 and require that the Corporation record a liability for the fair value of such guarantees in the balance sheet.
     In January 2003, FIN No. 46, "Consolidation of Variable Interest Entities" was issued. The interpretation provides guidance on consolidating variable interest entities and applies immediately to variable interests created after January 31, 2003. The guidelines of the interpretation will become applicable for the Corporation in its third quarter 2003 financial statements for variable interest entities created before February 1, 2003. The interpretation requires variable interest entities to be consolidated if the equity investment at risk is not sufficient to permit an entity to finance its activities without support from other parties or the equity investors lack certain specified characteristics. The Corporation is reviewing FIN No. 46 to determine its impact, if any, on future reporting periods, and does not currently anticipate any material accounting or disclosure requirement under the provisions of the interpretation.

Segment Review

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
  The effect of economic downturns or growth in particular regions
  The effect of changes in the level of activity in particular industries or markets
  The scope, nature or impact of acquisition activity and integration into the Corporation's businesses
  Product developments and new business opportunities
  Restructuring costs and savings
  The outcome of contingencies
  Future repurchases of Common Stock
  Future levels of indebtedness and capital spending
  Pension plan assumptions and future contributions.

     All forward-looking statements involve risks and uncertainties that may cause actual results to differ materially from those expressed or implied in the forward-looking statements. For additional information identifying factors that may cause actual results to vary materially from those stated in the forward-looking statements, see the Corporation's reports on Forms 10-K, 10-Q and 8-K filed with the Securities and Exchange Commission from time to time. The Corporation's Annual Report on Form 10-K for 2002 includes important information as to risk factors in the "Business" section under the headings "Description of Business by Segment" and "Other Matters Relating to the Corporation's Business as a Whole," and in the "Legal Proceedings" section.

Management's Responsibility
for Financial Statements and Controls

We believe it is critical to provide investors and other users of our financial statements with information that is relevant, objective, understandable and timely, so that they can make informed decisions. As a result, we have established and we maintain accounting systems and practices and internal control processes designed to provide reasonable assurance that transactions are properly executed and recorded and that our policies and procedures are carried out appropriately.

Core Values
We are committed to performance and improving shareowner value. We communicate honestly to investors and strive to deliver what we promise. We conduct our business in accordance with the Corporation's Code of Ethics, which is distributed to employees across the Corporation and is published in 16 languages. Through our Business Practices Office, we have long-standing programs in place that allow employees, customers, suppliers and others to identify situations, on a confidential or anonymous basis, that may be in violation of the Corporation's Code of Ethics.

Financial Controls and Transparency
Our internal controls are designed to ensure that assets are safeguarded, transactions are executed according to management authorization and that our financial systems and records can be relied upon for preparing our financial statements and related disclosures. Our system of internal controls includes continuous review of our financial policies and procedures to ensure accounting and regulatory issues have been appropriately addressed, recorded and disclosed. We execute periodic on-site accounting control and compliance reviews in each of our businesses to ensure policies and procedures are being followed. Our internal auditors test the adequacy of internal controls and compliance with policies, as well as perform a number of financial audits across the businesses throughout the year. The independent auditors perform audits of our financial statements, in which they examine evidence supporting the amounts and disclosures in our financial statements, and also consider our system of internal controls and procedures in planning and performing their audits. Their report appears on page 15.

Management Controls
Our management team is committed to providing high-quality, relevant and timely information about our businesses. Management performs reviews of each of our businesses throughout the year, addressing issues ranging from financial performance and strategy to personnel and compliance. We require that each business unit president, chief financial officer and controller certify the accuracy of that business unit's financial information and its system of internal accounting and disclosure controls and procedures on a quarterly and annual basis. We also require each finance executive worldwide to acknowledge adherence to a series of principles and responsibilities governing the professional and ethical conduct expected within the UTC finance organization, as modeled after the Financial Executives International code of conduct.
     Our Board of Directors normally meets seven times per year to provide oversight, to review corporate strategies and operations, and to assess management's conduct of the business. The Audit Committee of our Board of Directors is comprised of five individuals who are not employees or officers of the company and normally meets eight times per year. The Audit Committee is responsible for the appointment and oversight of the audit work performed by the independent auditors, as well as overseeing our financial reporting practices and internal control systems. The Audit Committee meets regularly with our internal auditors and independent auditors, as well as management. Both the internal auditors and independent auditors have full, unlimited access to the Audit Committee.
     Management is responsible for implementing and maintaining adequate systems of internal and disclosure controls and procedures and for monitoring their effectiveness. We strive to recruit, train and retain high performance individuals to ensure that our controls are designed, implemented and maintained in a high-quality, reliable manner. We evaluated the systems of internal and disclosure controls and procedures as of December 31, 2002. Based on that evaluation, management believes the internal accounting controls provide reasonable assurance that the Corporation's assets are safeguarded, transactions are executed in accordance with management's authorizations, and the financial records are reliable for the purpose of preparing financial statements.

/s/ George David	/s/ Stephen F. Page
George David Chairman and Chief Executive Officer	Stephen F. Page Vice Chairman and Chief Financial Officer

Report of Independent Auditors

To the Shareowners of United Technologies Corporation

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations, of changes in shareowners' equity and of cash flows present fairly, in all material respects, the financial position of United Technologies Corporation and its subsidiaries at December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Corporation's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     As discussed in Note 7 to the Consolidated Financial Statements, effective January 1, 2002, the Corporation adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets".

/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP
Hartford, Connecticut
January 16, 2003

Consolidated Statement of Operations

IN MILLIONS OF DOLLARS, EXCEPT PER SHARE AMOUNTS	2002	2001	2000

Revenues
Product sales	$21,189	$20,907	$20,174
Service sales	6,791	6,579	6,032
Financing revenues and other income, net	232	411	377
	28,212	27,897	26,583
Costs and Expenses
Cost of products sold	15,717	15,826	15,146
Cost of services sold	4,444	4,261	3,824
Research and development	1,191	1,254	1,302
Selling, general and administrative	3,203	3,323	3,171
Interest	381	426	382
	24,936	25,090	23,825

Income before income taxes and minority interests	3,276	2,807	2,758
Income taxes	887	755	853
Minority interests in subsidiaries' earnings	153	114	97
Net Income	$2,236	$1,938	$1,808

Earnings per Share of Common Stock
Basic	$4.67	$4.06	$3.78
Diluted	$4.42	$3.83	$3.55

See accompanying Notes to Consolidated Financial Statements

Consolidated Balance Sheet

IN MILLIONS OF DOLLARS, EXCEPT PER SHARE (SHARES IN THOUSANDS)	2002	2001

Assets
Cash and cash equivalents	$2,080	$1,558
Accounts receivable (net of allowance for doubtful accounts of $380 and $404)	4,277	4,141
Inventories and contracts in progress	3,719	3,966
Future income tax benefits	1,431	1,378
Other current assets	244	261
Total Current Assets	11,751	11,304
Customer financing assets	771	665
Future income tax benefits	1,658	1,205
Fixed assets	4,587	4,549
Goodwill	6,981	6,802
Other assets	3,342	2,485
Total Assets	$29,090	$27,010

Liabilities and Shareowners' Equity
Short-term borrowings	$197	$588
Accounts payable	2,095	2,156
Accrued liabilities	5,567	5,534
Long-term debt currently due	44	134
Total Current Liabilities	7,903	8,412
Long-term debt	4,632	4,237
Future pension and postretirement benefit obligations	5,088	2,703
Other long-term liabilities	2,095	2,310
Commitments and contingent liabilities (Notes 4 and 16)
Minority interests in subsidiary companies	589	550

Series A ESOP Convertible Preferred Stock, $1 par value
Authorized-20,000 shares
Outstanding-10,945 and 11,307 shares	718	743
ESOP deferred compensation	(290)	(314)
	428	429
Shareowners' Equity:
Capital Stock:
Preferred Stock, $1 par value; Authorized-250,000 shares; None issued or outstanding	—	—
Common Stock, $1 par value; Authorized-2,000,000 shares; Issued 607,038 and 603,076 shares	5,447	5,090
Treasury Stock-137,418 and 130,917 common shares at cost	(4,951)	(4,404)
Retained earnings	10,836	9,149
Accumulated other non-shareowners' changes in equity:
Foreign currency translation	(832)	(889)
Minimum pension liability	(2,151)	(563)
Other	6	(14)
	(2,977)	(1,466)
Total Shareowners' Equity	8,355	8,369
Total Liabilities and Shareowners' Equity	$29,090	$27,010

See accompanying Notes to Consolidated Financial Statements

Consolidated Statement of Cash Flows

IN MILLIONS OF DOLLARS	2002	2001	2000
Operating Activities
Net income	$2,236	$1,938	$1,808
Adjustments to reconcile net income to net cash
flows provided by operating activities:
Depreciation and amortization	727	905	859
Deferred income tax provision	318	297	246
Minority interests in subsidiaries' earnings	153	114	97
Change in:
Accounts receivable	80	289	(69)
Inventories and contracts in progress	327	(147)	(184)
Other current assets	10	46	19
Accounts payable and accrued liabilities	(301)	(406)	(184)
Contribution to domestic pension plans	(500)	—	—
Other, net	(197)	(60)	39
Net Cash Provided by Operating Activities	2,853	2,976	2,631

Investing Activities
Capital expenditures	(586)	(793)	(937)
Increase in customer financing assets	(386)	(360)	(339)
Decrease in customer financing assets	222	237	299
Business acquisitions	(402)	(439)	(1,168)
Dispositions of businesses	26	17	—
Other, net	38	61	44
Net Cash Used in Investing Activities	(1,088)	(1,277)	(2,101)

Financing Activities
Issuance of long-term debt	500	904	712
Repayment of long-term debt	(231)	(354)	(435)
(Decrease) increase in short-term borrowings	(357)	(465)	83
Common Stock issued under employee stock plans	183	224	310
Dividends paid on Common Stock	(462)	(423)	(387)
Repurchase of Common Stock	(700)	(599)	(800)
Dividends to minority interests and other	(184)	(147)	(193)
Net Cash Used in Financing Activities	(1,251)	(860)	(710)

Effect of foreign exchange rate changes on Cash and cash equivalents	8	(29)	(29)

Net increase (decrease) in Cash and cash equivalents	522	810	(209)
Cash and cash equivalents, beginning of year	1,558	748	957
Cash and cash equivalents, end of year	$2,080	$1,558	$748

Supplemental Disclosure of Cash Flow Information:
Interest paid, net of amounts capitalized	$368	$420	$381
Income taxes paid, net of refunds	$396	$497	$496
Non-cash investing and financing activities include:
The 2002 and 2001 Treasury Stock contributions of $253 million and
$247 million, respectively, to domestic defined benefit pension plans

See accompanying Notes to Consolidated Financial Statements

Consolidated Statement of Changes
in Shareowners' Equity

IN MILLIONS OF DOLLARS, EXCEPT PER SHARE AMOUNTS	Common Stock	Treasury Stock	Retained Earnings	Accumulated Other Non- Shareowners' Changes In Equity	Non- Shareowners' Changes in Equity for the Period
December 31, 1999	$4,227	$(3,182)	$6,463	$ (391)
Common Stock issued under employee plans
(9.4 million shares), including tax benefit of $128	438	27	(109)
Common Stock repurchased (13.6 million shares)		(800)
Dividends on Common Stock ($.825 per share)			(387)
Dividends on ESOP Preferred Stock ($4.80 per share)			(32)
Non-Shareowners' Changes in Equity:
Net income			1,808		$1,808
Foreign currency translation adjustments				(184)	(184)
Minimum pension liability adjustments, net of
income tax benefits of $5				(3)	(3)
Unrealized holding loss on marketable equity securities,
net of income tax benefits of $115				(213)	(213)
December 31, 2000	$4,665	$(3,955)	$7,743	$ (791)	$1,408
Common Stock issued under employee plans
(6.2 million shares), including tax benefit of $91	315	13	(78)
Common Stock contributed to defined benefit
pension plans (4.1 million shares)	110	137
Common Stock repurchased (8.5 million shares)		(599)
Dividends on Common Stock ($.90 per share)			(423)
Dividends on ESOP Preferred Stock ($4.80 per share)			(31)
Non-Shareowners' Changes in Equity:
Net income			1,938		$1,938
Foreign currency translation adjustments				(142)	(142)
Minimum pension liability adjustments, net of
income tax benefits of $303				(519)	(519)
Unrealized holding gain on marketable equity
securities, net of income taxes of $5				9	9
Unrealized cash flow hedging loss, net of
income tax benefits of $12				(23)	(23)
December 31, 2001	$5,090	$(4,404)	$9,149	$(1,466)	$1,263
Common Stock issued under employee plans
(4.2 million shares), including tax benefit of $45	247	10	(56)
Common Stock contributed to defined benefit
pension plans (4.1 million shares)	110	143
Common Stock repurchased (10.9 million shares)		(700)
Dividends on Common Stock ($.98 per share)			(462)
Dividends on ESOP Preferred Stock ($4.80 per share)			(31)
Non-Shareowners' Changes in Equity:
Net income			2,236		$2,236
Foreign currency translation adjustments				57	57
Minimum pension liability adjustments, net of
income tax benefits of $927				(1,588)	(1,588)
Unrealized holding loss on marketable equity securities,
net of income tax benefits of $4				(7)	(7)
Unrealized cash flow hedging gain, net of
income taxes of $14				27	27
December 31, 2002	$5,447	$(4,951)	$10,836	$(2,977)	$ 725

See accompanying Notes to Consolidated Financial Statements

Notes to Consolidated Financial Statements

[note 1] Summary of Accounting Principles
The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could differ from those estimates.

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

ACCOUNTS RECEIVABLE. Current and long-term accounts receivable include:

IN MILLIONS OF DOLLARS	2002	2001
Retainage	$ 40	$ 26
Unbilled receivables	$180	$150

     Retainage represents amounts which, pursuant to the contract, are not due until project completion and acceptance by the customer. Unbilled receivables represent revenues that are not currently billable to the customer under the terms of the contract. These items are expected to be collected in the normal course of business. Long-term accounts receivable are included in Other assets in the Consolidated Balance Sheet.
     In 2002, the Corporation reclassified $48 million of prior year amounts provided for aerospace customer financing exposures from the allowance for doubtful accounts primarily to accrued liabilities.

MARKETABLE EQUITY SECURITIES. Equity securities that have a readily determinable fair value and management does not intend to hold are classified as available for sale and carried at fair value. Unrealized holding gains and losses are recorded as a separate component of shareowners' equity, net of deferred income taxes.

INVENTORIES AND CONTRACTS IN PROGRESS. Inventories and contracts in progress are stated at the lower of cost or estimated realizable value and are primarily based on first-in, first-out ("FIFO") or average cost methods; however, certain subsidiaries use the last-in, first-out ("LIFO") method. If inventories which were valued using the LIFO method had been valued under the FIFO method, they would have been $103 million higher at December 31, 2002 and 2001.
     Costs accumulated against specific contracts or orders are at actual cost. Materials in excess of requirements for contracts and current or anticipated orders have been reserved as appropriate.
     Manufacturing costs are allocated to current production and firm contracts.

FIXED ASSETS. Fixed assets are stated at cost. Depreciation is computed over the assets' useful lives using the straight-line method, except for aerospace assets acquired prior to January 1, 1999, which are depreciated using accelerated methods.

GOODWILL AND OTHER INTANGIBLE ASSETS. Goodwill represents costs in excess of fair values assigned to the underlying net assets of acquired businesses and was historically amortized using the straight-line method of amortization over periods that ranged from 10 to 40 years. Effective July 1, 2001, the Corporation adopted the provisions of Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets," applicable to business combinations completed after June 30, 2001. In accordance with these standards, goodwill acquired after June 30, 2001 is not amortized.
     As of January 1, 2002, the remaining provisions of SFAS No. 141 and No. 142 were effective for the Corporation. These standards require the use of the purchase method of accounting for business combinations, set forth the accounting for the initial recognition of acquired intangible assets and goodwill, and describe the accounting for intangible assets and goodwill subsequent to initial recognition. Under the provisions of these standards, goodwill and intangible assets deemed to have indefinite lives are no longer subject to amortization. All other intangible assets are amortized over their estimated useful lives. Goodwill and intangible assets are subject to annual impairment testing using the guidance and criteria described in the standards. This testing compares carrying values to fair values and when appropriate, the carrying value of these assets is required to be reduced to fair value.
     Prior to the adoption of SFAS No. 142, the Corporation evaluated potential impairment of goodwill on an ongoing basis and of other intangible assets when appropriate. This evaluation compared the carrying value of assets to the sum of the undiscounted expected future cash flows. If an asset's carrying value exceeded the expected cash flows, the asset was written down to fair value.

OTHER LONG-LIVED ASSETS. The Corporation evaluates the potential impairment of other long-lived assets when appropriate. If the carrying value of assets exceeds the sum of the undiscounted expected future cash flows, the carrying value of the asset is written down to fair value.

REVENUE RECOGNITION. Sales under government and commercial fixed-price contracts and government fixed-price-incentive contracts are recorded at the time deliveries are made or, in some cases, on a percentage-of-completion basis. Sales under cost-reimbursement contracts are recorded as work is performed.
     Sales under elevator and escalator installation and modernization contracts are accounted for under the percentage-of-completion method.
     Losses, if any, on contracts are provided for when anticipated. Loss provisions are based upon excess inventoriable manufacturing, engineering, estimated product warranty and product performance guarantee costs in excess of the revenue from products contemplated under the contractual arrangement. Contract accounting requires estimates of future costs over the performance period of the contract as well as estimates of award fees and other sources of revenue. These estimates are subject to change and result in adjustments to margins on contracts in progress. The extent of progress toward completion on the Corporation's long-term commercial aerospace and helicopter contracts is measured using units of delivery. In addition, the Corporation uses the cost-to-cost method for long-term aftermarket and development contracts in the aerospace businesses and for elevator and escalator installation and modernization contracts. The Corporation reviews its cost estimates on significant contracts on a quarterly basis, and for others, no less frequently than annually, or when circumstances change and warrant a modification to a previous estimate. Adjustments to contract loss provisions are recorded in earnings upon identification.
     Service sales, representing aftermarket repair and maintenance activities, are recognized over the contractual period or as services are performed.
     Revenues from engine programs under collaboration agreements are recorded as earned and the collaborator share of revenue is recorded as a reduction of revenue at that time. Costs associated with engine programs under collaboration agreements are expensed as incurred. The collaborator share of program costs is recorded as a reduction of the related expense item at that time.

RESEARCH AND DEVELOPMENT. Research and development costs not specifically covered by contracts and those related to the Corporation-sponsored share of research and development activity in connection with cost-sharing arrangements are charged to expense as incurred.
     Research and development costs incurred under contracts with customers are reported as a component of cost of products sold. Revenue from such contracts is recognized as product sales when earned.

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
     Effective January 1, 2001, the Corporation adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended. The standard requires that all derivative instruments be recorded on the balance sheet at fair value. Derivatives used to hedge foreign-currency-denominated balance sheet items are reported directly in earnings along with offsetting transaction gains and losses on the items being hedged. Derivatives used to hedge forecasted cash flows associated with foreign currency commitments or forecasted commodity purchases are accounted for as cash flow hedges. Gains and losses on derivatives designated as cash flow hedges are recorded in other comprehensive income and reclassified to earnings in a manner that matches the timing of the earnings impact of the hedged transactions. The ineffective portion of all hedges, if any, is recognized currently in earnings.
     The adoption of SFAS No. 133 did not have a material impact on the Corporation's consolidated results of operations, financial position or cash flows.

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

LONG-TERM INCENTIVE PLANS. As more fully described in Note 11, the Corporation has long-term incentive plans authorizing various types of market and performance based incentive awards that may be granted to officers and employees. The Corporation applies APB Opinion 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for its long-term incentive plans. The exercise price of stock options, set at the time of the grant, is not less than the fair market value per share at the date of grant. Options have a term of ten years and generally vest after three years.
     The following table illustrates the effect on net income and earnings per share as if the Black-Scholes fair value method described in SFAS No. 123, "Accounting for Stock-Based Compensation" had been applied to the Corporation's long-term incentive plans.

	Year Ended December 31
IN MILLIONS OF DOLLARS EXCEPT PER SHARE AMOUNTS	2002	2001	2000
Net income, as reported	$2,236	$1,938	$1,808
Add: Stock-based employee compensation expense (benefit) included in net income, net of related tax effects	3	(1)	6
Less: Total stock-based employee compensation expense deter- mined under Black-Scholes option pricing model, net of related tax effects	(121)	(101)	(80)
Pro forma net income	$2,118	$1,836	$1,734
Earnings per share:
Basic – as reported	$ 4.67	$ 4.06	$ 3.78
Basic – pro forma	$ 4.42	$ 3.84	$ 3.62

Diluted – as reported	$ 4.42	$ 3.83	$ 3.55
Diluted – pro forma	$ 4.19	$ 3.64	$ 3.41

Notes to Consolidated Financial Statements

[note 2] Business Acquisitions
ACQUISITIONS. The Corporation completed acquisitions in 2002, 2001, and 2000 for $424 million, $525 million, and $1,340 million, including debt assumed of $22 million, $86 million, and $172 million, respectively. The 2002 amount includes Sikorsky's acquisition of Derco Holding and acquisitions at Pratt & Whitney. The 2001 amount includes Hamilton Sundstrand's acquisition of Claverham Group LTD, Hamilton Sundstrand's and Pratt & Whitney's acquisitions of aftermarket businesses and a number of small acquisitions in the commercial businesses. The 2000 amount includes the acquisition of Specialty Equipment Companies for $708 million, including debt assumed.
     The assets and liabilities of the acquired businesses are accounted for under the purchase method and recorded at their fair values at the dates of acquisition. The excess of the purchase price over the estimated fair values of the net assets acquired was recorded as an increase in goodwill of $156 million in 2002, $307 million in 2001, and $1,412 million in 2000. The results of operations of acquired businesses have been included in the Consolidated Statement of Operations beginning as of the effective date of acquisition.
     The cost of acquisitions, including finalization of restructuring plans, and allocations of cost may require adjustment based upon information that may come to the attention of the Corporation which is not currently available.

Notes to Consolidated Financial Statements

[note 3] Earnings Per Share

IN MILLIONS OF DOLLARS, EXCEPT PER SHARE AMOUNTS	Income	Average Shares	Per Share Amount
December 31, 2002
Net income	$ 2,236
Less: ESOP Stock dividends	(31)
Net income - basic	2,205	472.4	$ 4.67
Stock awards	–	7.1
ESOP Stock adjustment	29	26.1
Net income - diluted	$ 2,234	505.6	$ 4.42
December 31, 2001
Net income	$ 1,938
Less: ESOP Stock dividends	(31)
Net income - basic	1,907	470.2	$ 4.06
Stock awards	–	9.2
ESOP Stock adjustment	28	26.0
Net income - diluted	$ 1,935	505.4	$ 3.83
December 31, 2000
Net income	$ 1,808
Less: ESOP Stock dividends	(32)
Net income - basic	1,776	470.1	$ 3.78
Stock awards	–	11.3
ESOP Stock adjustment	28	26.6
Net income - diluted	$ 1,804	508.0	$ 3.55

Notes to Consolidated Financial Statements

[note 4] Commercial Aerospace Industry Assets and Commitments
The Corporation has receivables and other financing assets with commercial aerospace industry customers totaling $1,974 million and $1,630 million at December 31, 2002 and 2001, respectively.
     Customer financing assets related to commercial aerospace industry customers consist of products under lease of $357 million and notes and leases receivable of $317 million. The notes and leases receivable are scheduled to mature as follows: $110 million in 2003, $47 million in 2004, $26 million in 2005, $19 million in 2006, $14 million in 2007 and $101 million thereafter.
     Financing commitments, in the form of secured debt, guarantees or lease financing, are provided to commercial aerospace customers. The extent to which the financing commitments will be utilized is not currently known, since customers may be able to obtain more favorable terms from other financing sources. The Corporation may also arrange for third-party investors to assume a portion of its commitments. If financing commitments are exercised, debt financing is generally secured by assets with fair market values equal to or exceeding the financed amounts with interest rates established at the time of funding. The Corporation also may lease aircraft and subsequently sublease the aircraft to customers under long-term noncancelable operating leases. In some instances, customers may have minimum lease terms, which result in sublease periods shorter than the Corporation's lease obligation. Lastly, the Corporation has residual value and other guarantees related to various commercial aircraft engine customer financing arrangements. The estimated fair market values of the guaranteed assets equal or exceed the value of the related guarantees, net of existing reserves.
     The Corporation's commercial aerospace financing and rental commitments as of December 31, 2002 were $1,365 million and are exercisable as follows: $314 million in 2003, $137 million in 2004, $149 million in 2005, $158 million in 2006, $471 million in 2007 and $136 million thereafter. The Corporation's financing obligations with customers are contingent upon maintenance of certain levels of financial condition by the customers.
     In addition, the Corporation had residual value and other guarantees of $164 million as of December 31, 2002.
     The Corporation has a 33% interest in International Aero Engines AG ("IAE"), an international consortium of four shareholders organized to support the V2500 commercial aircraft engine program. The Corporation's interest in IAE is accounted for under the equity method of accounting. IAE may offer customer financing in the form of guarantees, secured debt or lease financing in connection with V2500 engine sales. At December 31, 2002, IAE had financing commitments of $736 million and asset value guarantees of $55 million. The Corporation's share of IAE's financing commitments and asset value guarantees was approximately $257 million at December 31, 2002. In addition, IAE had lease obligations under long-term noncancelable leases of approximately $441 million, on an undiscounted basis, through 2021 related to aircraft which are subleased to customers under long-term leases. These aircraft have fair market values which approximate the financed amounts, net of reserves. The shareholders of IAE have guaranteed IAE's financing arrangements to the extent of their respective ownership interests. In the event of default by a shareholder on certain of these financing arrangements, the other shareholders would be proportionately responsible.
     Total reserves related to receivables and financing assets, financing commitments and guarantees were $241 million and $228 million at December 31, 2002 and 2001, respectively.

Notes to Consolidated Financial Statements

[note 5] Inventories and Contracts in Progress

IN MILLIONS OF DOLLARS	2002	2001
Inventories consist of the following:
Raw material	$ 740	$ 738
Work-in-process	1,026	1,208
Finished goods	2,329	2,159
Contracts in progress	2,093	2,106
	6,188	6,211
Less:
Progress payments, secured by lien, on U.S. Government contracts	(123)	(146)
Billings on contracts in progress	(2,346)	(2,099)
	$ 3,719	$ 3,966

     Raw materials, work-in-process and finished goods are net of valuation reserves of $699 million and $578 million as of December 31, 2002 and 2001, respectively.
     Contracts in progress principally relate to elevator and escalator contracts and include costs of manufactured components, accumulated installation costs and estimated earnings on incomplete contracts.
     The Corporation's sales contracts in many cases are long-term contracts expected to be performed over periods exceeding twelve months at December 31, 2002 and 2001. Approximately 58% of total inventories and contracts in progress have been acquired or manufactured under such long-term contracts, a portion of which is not scheduled for delivery under long-term contracts within the next twelve months.

Notes to Consolidated Financial Statements

[note 6] Fixed Assets

IN MILLIONS OF DOLLARS	Estimated Useful Lives	2002	2001
Land	–	$ 196	$ 188
Buildings and improvements	20-40 years	3,552	3,373
Machinery, tools and equipment	3-20 years	6,904	6,524
Other, including under construction	–	217	320
		10,869	10,405
Accumulated depreciation		(6,282)	(5,856)
		$ 4,587	$ 4,549

Depreciation expense was $640 million in 2002, $616 million in 2001 and $608 million in 2000.

Notes to Consolidated Financial Statements

[note 7] Goodwill and Other Intangible Assets
Effective January 1, 2002, the Corporation ceased the amortization of goodwill in accordance with SFAS No. 142. Results adjusted to exclude amounts no longer being amortized, are as follows:

IN MILLIONS OF DOLLARS, EXCEPT PER SHARE AMOUNTS	2002	2001	2000
Reported net income	$ 2,236	$ 1,938	$ 1,808
Adjustments:
Goodwill amortization	–	230	206
Income taxes	–	(16)	(14)
Minority interest in subsidiaries' earnings	–	(2)	(2)
Adjusted net income	$ 2,236	$ 2,150	$ 1,998
Basic earnings per share
Reported	$ 4.67	$ 4.06	$ 3.78
Adjusted	$ 4.67	$ 4.51	$ 4.18

Diluted earnings per share
Reported	$ 4.42	$ 3.83	$ 3.55
Adjusted	$ 4.42	$ 4.25	$ 3.92

The changes in the carrying amount of goodwill for the year ended December 31, 2002, by segment, are as follows:

IN MILLIONS OF DOLLARS	Otis	Carrier	Pratt & Whitney	Flight Systems	Total Segments	Eliminations and Other	Total
Balance as of January 1, 2002	$ 727	$ 2,012	$ 367	$ 3,696	$ 6,802	–	$ 6,802
Goodwill resulting from business combinations completed or finalized	(5)	15	86	60	156	–	156
Foreign currency translation and other	31	(27)	(2)	25	27	$ (4)	23
Balance as of December 31, 2002	$ 753	$ 2,000	$ 451	$ 3,781	$ 6,985	$ (4)	$ 6,981

The increase in goodwill during 2002 resulted principally from business combinations completed or finalized in the period, including acquisitions at Pratt & Whitney and Sikorsky's acquisition of Derco Holding. Goodwill is subject to annual impairment testing as required under SFAS No. 142. As of December 31, 2002, the Corporation was not required to recognize any goodwill impairment. There can be no assurance that goodwill impairment will not occur in the future.
     Identifiable intangible assets as of December 31, 2002 are recorded in Other assets in the Consolidated Balance Sheet and are comprised of the following:

IN MILLIONS OF DOLLARS	Gross Amount	Accumulated Amortization	Net Intangible Assets
Amortized intangible assets
Purchased service contracts	$ 684	$ (199)	$ 485
Patents and trademarks	152	(26)	126
Other, principally customer relationships	60	(17)	43
	$ 896	$ (242)	$ 654

     Amortization of intangible assets for the year ended December 31, 2002 was $53 million. Amortization of these intangible assets during each of the next five years is expected to approximate $50 million.
     During 2002, the Corporation acquired intangible assets of $135 million primarily related to service contracts. The weighted-average amortization period for these service contracts is 14 years.

Notes to Consolidated Financial Statements

[note 8] Accrued Liabilities

IN MILLIONS OF DOLLARS	2002	2001
Accrued salaries, wages and employee benefits	$1,056	$ 984
Accrued restructuring costs	182	197
Service and warranty accruals	690	555
Advances on sales contracts	795	994
Income taxes payable	584	508
Other	2,260	2,296
	$5,567	$5,534

Notes to Consolidated Financial Statements

[note 9] Borrowings and Lines of Credit
Short-term borrowings consist of the following:

IN MILLIONS OF DOLLARS	2002	2001
Domestic borrowings	$ 9	$ 2
Foreign bank borrowings	188	273
Commercial paper	-	313
	$197	$588

     The weighted-average interest rates applicable to short-term borrowings outstanding at December 31, 2002 and 2001 were 7.0% and 5.6%. At December 31, 2002, approximately $800 million was available under short-term lines of credit with local banks at the Corporation's various international subsidiaries.
     At December 31, 2002, the Corporation had credit commitments from banks totaling $1.5 billion under a Revolving Credit Agreement, which serves as a back-up facility for issuance of commercial paper. There were no borrowings under the Revolving Credit Agreement at December 31, 2002.
     Long-term debt consists of the following:

IN MILLIONS OF DOLLARS	Weighted Average Interest Rate	Maturity	2002	2001
Notes and other debt denominated in:
U.S. dollars	6.6%	2003-2029	$4,425	$3,901
Foreign currency	4.5%	2003-2018	19	204
ESOP debt	7.7%	2003-2009	232	266
			4,676	4,371
Less: Long-term debt currently due			44	134
			$4,632	$4,237

     Principal payments required on long-term debt for the next five years are: $44 million in 2003, $384 million in 2004, $37 million in 2005, $705 million in 2006, and $35 million in 2007.
     The Corporation has entered into $125 million and $325 million of interest rate contracts in 2002 and 2001, respectively, which swap fixed interest rates for floating rates. The expiration dates of the various contracts are tied to scheduled debt payment dates and extend to 2006.
     The Corporation issued a total of $500 million and $900 million of notes in 2002 and 2001, respectively, under shelf registration statements previously filed with the Securities and Exchange Commission. The 2002 notes carry an interest rate of 6.10%. The weighted-average interest rate on the 2001 notes is 5.694%. Proceeds from the debt issuances were used for general corporate purposes, including repayment of commercial paper, to support investment activities and repurchasing the Corporation's Common Stock.
     At December 31, 2002, up to $1.1 billion of additional debt and equity securities could be issued under a shelf registration statement on file with the Securities and Exchange Commission.
     The percentage of total debt at floating interest rates was 13% and 18% at December 31, 2002 and 2001, respectively.

Notes to Consolidated Financial Statements

[note 10] Taxes on Income
Significant components of income tax provision (benefit) for each year are as follows:

IN MILLIONS OF DOLLARS	2002	2001	2000
Current:
United States:
Federal	$ 116	$ 18	$ 164
State	15	29	56
Foreign	438	411	387
	569	458	607
Future:
United States:
Federal	321	314	143
State	19	(18)	76
Foreign	(22)	1	27
	318	297	246
Income tax expense	$ 887	$ 755	$ 853
Attributable to items credited to equity and goodwill	$ 912	$ 401	$ 266

     Future income taxes represent the tax effects of transactions which are reported in different periods for tax and financial reporting purposes. These amounts consist of the tax effects of temporary differences between the tax and financial reporting balance sheets and tax carryforwards. The tax effects of temporary differences and tax carryforwards which gave rise to future income tax benefits and payables at December 31, 2002 and 2001 are as follows:

IN MILLIONS OF DOLLARS	2002	2001
Future income tax benefits:
Insurance and employee benefits	$ 1,445	$ 840
Other asset basis differences	376	300
Other liability basis differences	1,017	1,219
Tax loss carryforwards	230	176
Tax credit carryforwards	257	228
Valuation allowance	(236)	(180)
	$ 3,089	$ 2,583
Future income taxes payable:	230	176
Fixed assets	$ 84	$ 64
Other items, net	109	130
	$ 193	$ 194

     Current and non-current future income tax benefits and payables within the same tax jurisdiction are generally offset for presentation in the Consolidated Balance Sheet. Valuation allowances have been established primarily for tax credit and tax loss carryforwards to reduce the future income tax benefits to amounts expected to be realized.
     The sources of income from continuing operations before income taxes and minority interests are:

IN MILLIONS OF DOLLARS	2002	2001	2000
United States	$ 1,899	$ 1,619	$ 1,511
Foreign	1,377	1,188	1,247
	$ 3,276	$ 2,807	$ 2,758

     United States income taxes have not been provided on undistributed earnings of international subsidiaries. The Corporation's intention is to reinvest these earnings permanently or to repatriate the earnings only when it is tax effective to do so. Accordingly, the Corporation believes that any U.S. tax on repatriated earnings would be substantially offset by U.S. foreign tax credits.
     Differences between effective income tax rates and the statutory U.S. federal income tax rates are as follows:

	2002	2001	2000
Statutory U.S. federal income tax rate	35.0%	35.0%	35.0%
Tax on international activities including exports	(7.0)	(6.2)	(6.0)
Goodwill	–	1.8	1.7
Enacted tax law changes	–	–	1.9
Tax audit settlement	–	(3.1)	–
Other	(0.9)	(0.6)	(1.7)
Effective income tax rate	27.1%	26.9%	30.9%

     The effective tax rate for 2002 reflects the benefit of increased use of certain tax-planning strategies, including utilization of a capital loss carryback, and the increase in pre-tax income from discontinuing amortization of non-deductible goodwill in accordance with SFAS No. 142.
     The 2001 effective tax rate includes the impact of the favorable settlement of certain prior year tax audits. Excluding this settlement, the 2001 effective tax rate was 30.0%. The effective income tax rate adjusted for the impact of SFAS No. 142 and excluding the favorable settlement of prior year tax audits in 2001 was 28.2%.
     The 2000 effective tax rate includes the impact of two discrete items: the revaluation of the Corporation's state deferred tax asset resulting from the enactment of Connecticut tax law changes and the benefits of income tax credits for prior periods associated with an industry related court decision. Excluding the discrete items and adjusting for the impact of SFAS No. 142, the 2000 effective tax rate was 28.8%.
     Tax credit carryforwards at December 31, 2002 were $257 million of which $47 million expires from 2003-2017.
     Tax loss carryforwards, principally state and foreign, at December 31, 2002 were $961 million of which $640 million expire as follows: $207 million from 2003-2007, $203 million from 2008-2012, $230 million from 2013-2022.

Notes to Consolidated Financial Statements

[note 11] Employee Benefit Plans
The Corporation and its subsidiaries sponsor numerous domestic and foreign employee benefit plans. Those plans are discussed below.

EMPLOYEE SAVINGS PLANS. The Corporation and certain subsidiaries sponsor various employee savings plans. Total employer contributions were $133 million, $123 million and $107 million for 2002, 2001 and 2000, respectively.
     The Corporation's nonunion domestic employee savings plans use an Employee Stock Ownership Plan ("ESOP") for employer contributions. External borrowings, guaranteed by the Corporation and reported as debt in the Consolidated Balance Sheet, were used by the ESOP to fund a portion of its purchase of ESOP Stock from the Corporation. Each share of ESOP Stock is convertible into four shares of Common Stock, has a guaranteed value of $65, a $4.80 annual dividend and is redeemable at any time for $65 per share. Upon notice of redemption by the Corporation, the Trustee has the right to convert the ESOP Stock into Common Stock. Because of its guaranteed value, the ESOP Stock is classified outside of Shareowners' Equity.
     Shares of ESOP Stock are committed to employees at fair value on the date earned. The ESOP Stock's cash dividends are used for debt service payments. Participants receive shares in lieu of the cash dividends. As debt service payments are made, ESOP Stock is released from an unreleased shares account. If share releases do not meet share commitments, the Corporation will contribute additional ESOP Stock, Common Stock or cash. At December 31, 2002, 6.5 million shares had been committed to employees, leaving 4.4 million shares in the ESOP Trust, with an approximate fair value of $1.1 billion based on equivalent common shares.
     Upon withdrawal, shares of the ESOP Stock must be converted into the Corporation's Common Stock or, if the value of the Common Stock is less than the guaranteed value of the ESOP Stock, the Corporation must repurchase the shares at their guaranteed value.

PENSION PLANS. The Corporation and its subsidiaries sponsor many domestic and foreign defined benefit pension and other postretirement plans.
     The 2001 amounts in the following tables are valued at September 30. In 2002, the Corporation changed the measurement date for its domestic defined benefit pension and postretirement plans from September 30 to November 30 to more closely align the measurement date of these plans with the Corporation's year-end financial reporting date. The impact of this change was not material.

IN MILLIONS OF DOLLARS	2002	2001
Change in Benefit Obligation:
Beginning balance	$ 12,354	$ 12,232
Service cost	255	250
Interest cost	884	869
Actuarial loss (gain)	1,272	(239)
Total benefits paid	(839)	(796)
Net settlement and curtailment (gain) loss	(11)	13
Acquisitions	–	3
Other	10	22
Ending balance	$ 13,925	$ 12,354
Change in Plan Assets:
Beginning balance	$ 10,025	$ 13,119
Actual return on plan assets	(295)	(2,338)
Employer contributions	1,060	51
Benefits paid from plan assets	(808)	(755)
Acquisitions	–	1
Other	43	(53)
Ending balance	$ 10,025	$ 10,025
Funded status	$(3,900)	$ (2,329)
Unrecognized net actuarial loss	4,891	2,173
Unrecognized prior service cost	143	287
Unrecognized net obligation at transition	5	7
Net amount recognized	$ 1,139	$ 138
Amounts Recognized in the Consolidated Balance Sheet Consist of:
Prepaid benefit cost	$ 1,537	$ 492
Accrued benefit liability	(3,985)	(1,534)
Intangible asset	180	286
Accumulated other non-shareowners' changes in equity	3,407	894
Net amount recognized	$ 1,139	$ 138

     Major assumptions used in accounting for pension plans are presented in the following table as weighted-averages:

	2002	2001	2000
Pension Benefits:
Discount rate	6.6%	7.4%	7.4%
Expected return on plan assets	9.2%	9.6%	9.7%
Salary scale	4.4%	4.7%	4.9%

     The expected return on plan assets for determining 2003 net periodic benefit cost was lowered to 8.5%.
     At December 31, 2002 and 2001, the Corporation recorded an increase to the minimum pension liability of $2.4 billion and $1.1 billion, respectively, resulting in a net of tax charge to equity of $1.6 billion and $519 million, respectively.
     Qualified domestic pension plan benefits comprise approximately 86% of the projected benefit obligation and are generally based on an employee's years of service and compensation near retirement or, if a union plan, on a stated amount for each year of service. Certain foreign plans, which comprise approximately 12% of the projected benefit obligation, are considered defined benefit plans for accounting purposes. Non-qualified domestic pension plans provide supplementary retirement benefits to certain employees and are not a meaningful component of the projected benefit obligation.
     During 2002, the Corporation contributed $253 million of Treasury Stock and made a $500 million voluntary cash contribution to its domestic pension plans. In December 2001, the Corporation contributed $247 million of Treasury Stock to its domestic pension plans. Plan assets at December 31, 2002 and 2001 are comprised primarily of equity securities (67% and 69%, respectively) and fixed income securities (24% and 21%, respectively). Common Stock of the Corporation, included in the equities amounts above, amounted to approximately 6% and 3% of domestic plan assets at December 31, 2002 and 2001, respectively.
     Market performance can have a significant impact on the funded status of the plans and contributed to the underfunded status in 2002. Qualified domestic plans comprised 73% of the total unfunded status and domestic non-qualified plans, which have no assets, were 7% of the total unfunded status.
     The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets were $13,853 million, $12,399 million and $9,960 million, as of December 31, 2002 and $11,551 million, $10,596 million and $9,560 million, as of December 31, 2001.

IN MILLIONS OF DOLLARS	2002	2001	2000
Components of Net Periodic Benefit Cost:
Pension Benefits:
Service cost	$ 255	$ 250	$ 238
Interest cost	884	869	839
Expected return on plan assets	(1,116)	(1,135)	(1,060)
Amortization of prior service cost	39	36	34
Amortization of unrecognized net transition obligation (asset)	2	(2)	(20)
Recognized actuarial net loss	4	14	11
Net settlement and curtailment loss (gain)	37	46	(2)
Net periodic pension benefit cost – employer	$ 105	$ 78	$ 40
Net periodic pension benefit cost – multiemployer plans	$ 55	$ 45	$ 30

POSTRETIREMENT PLANS

IN MILLIONS OF DOLLARS	2002	2001
Change in Benefit Obligation:
Beginning balance	$ 1,040	$ 1,175
Service cost	11	15
Interest cost	73	85
Actuarial loss (gain)	16	(152)
Total benefits paid	(114)	(106)
Net settlement and curtailment (gain) loss	(59)	8
Other	30	15
Ending balance	$ 997	$ 1,040
Change in Plan Assets:
Beginning balance	$ 62	$ 76
Actual return on plan assets	(1)	(7)
Employer contributions	1	1
Benefits paid from plan assets	(13)	(11)
Other	4	3
Ending balance	$ 53	$ 62
Funded status	$ (944)	$ (978)
Unrecognized net actuarial gain	(102)	(138)
Unrecognized prior service cost	(94)	(105)
Unrecognized net obligation at transition	–	18
Net amount recognized	$ (1,140)	$ (1,203)
Amounts Recognized in the Consolidated Balance Sheet Consist of:
Accrued benefit liability	$ (1,140)	$ (1,203)

     Major assumptions used in accounting for postretirement plans are presented in the following table as weighted-averages:

	2002	2001	2000
Other Postretirement Benefits:
Discount rate	6.7%	7.5%	7.5%
Expected return on plan assets	9.1%	9.6%	9.6%

     For measurement purposes, a 10% annual rate of increase in the per capita cost of covered health care benefits was assumed for 2002. The rate is assumed to decrease 0.5% per year to 5% in 2013.

IN MILLIONS OF DOLLARS	2002	2001	2000
Components of Net Periodic Benefit Cost:
Other Postretirement Benefits:
Service cost	$ 11	$ 15	$ 13
Interest cost	73	85	82
Expected return on plan assets	(5)	(7)	(7)
Amortization of prior service cost	(19)	(13)	(16)
Net settlement and curtailment gain	(57)	(3)	–
Net periodic other postretirement benefit cost	$ 3	$ 77	$ 72

     During 2002, the Corporation modified the postretirement medical and life insurance benefits provided to certain employees resulting in the recognition of a $43 million curtailment gain. The gain was recorded in segment cost of products sold and selling, general and administrative expenses.
     Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plan. A one-percentage-point change in assumed health care cost trend rates would change the accumulated postretirement benefit obligation as of December 31, 2002 by approximately $45 million. The effects of this change on the service cost and the interest cost components of the net postretirement benefit expense for 2002 would total approximately $4 million.

LONG-TERM INCENTIVE PLANS. The Corporation has long-term incentive plans authorizing various types of market and performance based incentive awards, which may be granted to officers and employees. The 1989 Long-Term Incentive Plan provides for the annual grant of awards in an amount not to exceed 2% of the aggregate shares of Common Stock, treasury shares and potentially dilutive common shares for the preceding year. In addition, up to 4 million options on Common Stock may be granted annually under the Corporation's Employee Stock Option Plan.
     A summary of the transactions under all plans for the three years ended December 31, 2002 follows:

	Stock Options
SHARES AND UNITS IN THOUSANDS	Shares	Average Price	Other Incentive Shares/Units
Outstanding at:
December 31, 1999	44,668	$ 33.49	1,250
Granted	8,167	64.55	86
Exercised/earned	(9,412)	24.99	(840)
Canceled	(1,031)	51.55	(13)
December 31, 2000	42,392	$ 40.93	483
Granted	8,255	75.60	78
Exercised/earned	(6,206)	26.83	(127)
Canceled	(1,292)	66.33	(40)
December 31, 2001	43,149	$ 48.85	394
Granted	10,313	65.18	280
Exercised/earned	(4,031)	32.01	(88)
Canceled	(1,383)	68.99	(16)
December 31, 2002	48,048	$ 53.19	570

     Granted options in the above table include options issued in connection with business combinations.
     The following table summarizes information about stock options outstanding and exercisable (in thousands) at December 31, 2002:

	Outstanding Options			Options Exercisable
Exercise Price	Shares	Average Price	Remaining Term	Shares	Average Price
$10.01-$25.00	6,516	$19.02	2.07	6,516	$19.02
$25.01-$40.00	8,656	35.18	4.34	8,656	35.18
$40.01-$55.00	6,587	51.95	5.87	6,552	51.95
$55.01-$70.00	16,136	63.81	8.19	2,808	60.09
$70.01-$85.00	10,153	74.36	7.95	1,166	73.31

     In accordance with SFAS No. 123, "Accounting for Stock Issued to Employees," the fair value of each stock option grant has been estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	2002	2001	2000
Risk-free interest rate	4.4%	4.8%	6.1%
Expected life	5 years	5 years	5 years
Expected volatility	39%	36%	30%
Expected dividend yield	1.6%	1.3%	1.0%

     A table illustrating the effect on net income and earnings per share as if the Black-Scholes fair value method had been applied to long-term incentive plans is presented in Note 1.
     The weighted-average grant date fair values of options granted during 2002, 2001 and 2000 were $23.30, $24.83 and $21.33.

Notes to Consolidated Financial Statements

[note 12] Restructuring
2002 ACTIONS. During 2002, the Corporation recorded pre-tax restructuring and related charges totaling $321 million. These charges relate to ongoing cost reduction efforts, including workforce reductions and consolidation of manufacturing, sales and service facilities, and include $237 million recorded in cost of sales, $81 million in selling, general and administrative expenses.
     The charges were recorded in the Corporation's segments as follows: Otis $73 million, Carrier $114 million, Pratt & Whitney $80 million and Flight Systems $55 million. The charges included accruals of $203 million for severance and related employee termination costs, $48 million for asset write-downs, largely related to the disposal of manufacturing assets and facilities that will no longer be utilized, and $19 million for facility exit and lease termination costs. Additional charges associated with these restructuring actions totaling $51 million that were not accruable at the time were also recorded in 2002, primarily in the Carrier segment.
     The 2002 actions are expected to result in net workforce reductions of approximately 7,000 salaried and hourly employees, the elimination of approximately 2.0 million square feet of facilities and the disposal of assets associated with exited facilities. As of December 31, 2002, approximately 4,900 employees and 200,000 square feet of facilities have been eliminated. The balance of the remaining workforce and facility related cost reduction actions are targeted to be completed in 2003. A significant portion of the remaining square footage to be eliminated under the 2002 actions relates to one domestic manufacturing facility. Operations were ceased at this facility late in 2002 and activities to ready the facility for sale are expected to be completed in early 2003. As of December 31, 2002, approximately $133 million of severance and related costs and $11 million of facility exit and lease termination accruals remain.

2001 ACTIONS. During the second half of 2001, the Corporation recorded pre-tax charges totaling $348 million associated with ongoing efforts to reduce costs in its segments in a continually challenging business environment and to address current conditions in the commercial airline industry. The restructuring actions focus principally on improving the overall level of organizational efficiency and consolidation of manufacturing, sales and service facilities. These charges were recorded in the Corporation's segments as follows: Otis $83 million, Carrier $172 million, Pratt & Whitney $63 million and Flight Systems $30 million. The charges included accruals of $256 million for severance and related employment termination costs, $53 million for asset write-downs and $19 million for facility exit and lease termination costs.
     The amounts included $224 million recorded in cost of sales and $124 million in selling, general and administrative expenses, and relate to net workforce reductions of approximately 8,700 salaried and hourly employees, the elimination of approximately 2.3 million square feet of facilities and the disposal of assets associated with exited facilities.
     As of December 31, 2002, workforce reductions of approximately 7,900 employees were completed and approximately 2.1 million square feet of facilities were eliminated. The balance of the workforce and facility related cost reduction actions are expected to be substantially complete in early 2003. As of December 31, 2002, approximately $37 million of severance and related costs and $1 million of facility exit and lease termination accruals remain.

Notes to Consolidated Financial Statements

[note 13] Foreign Exchange
The Corporation conducts business in many different currencies and, accordingly, is subject to the inherent risks associated with foreign exchange rate movements. The financial position and results of operations of substantially all of the Corporation's foreign subsidiaries are measured using the local currency as the functional currency. Foreign currency denominated assets and liabilities are translated into U.S. dollars at the exchange rates existing at the respective balance sheet dates, and income and expense items are translated at the average exchange rates during the respective periods. The aggregate effects of translating the balance sheets of these subsidiaries are deferred as a separate component of shareowners' equity. The Corporation had foreign currency net assets in more than forty currencies, aggregating $4.2 billion and $3.7 billion at December 31, 2002 and 2001.
     The notional amount of foreign exchange contracts hedging foreign currency transactions was $2.9 billion and $3.0 billion at December 31, 2002 and 2001, respectively.

Notes to Consolidated Financial Statements

[note 14] Financial Instruments
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
     By nature, all financial instruments involve market and credit risks. The Corporation enters into derivative and other financial instruments with major investment grade financial institutions and has policies to monitor the credit risk of those counterparties. The Corporation limits counterparty exposure and concentration of risk by diversifying counterparties. The Corporation does not anticipate non-performance by any of these counterparties.

     The non-shareowner changes in equity associated with hedging activity for the twelve months ended December 31, 2002 and 2001 were as follows:

IN MILLIONS OF DOLLARS	2002	2001
Balance at January 1	$(23)	–
Cash flow hedging loss, net	(6)	$(55)
Net loss reclassified to sales
or cost of products sold	33	32
Balance at December 31	$ 4	$(23)

     Of the amount recorded in shareowners' equity, a $3 million pre-tax gain is expected to be reclassified into sales or cost of products sold to reflect the fixed prices obtained from hedging within the next twelve months. Gains and losses recognized in earnings related to the discontinuance or the ineffectiveness of cash flow and fair value hedges were immaterial for the years ended December 31, 2002 and 2001. At December 31, 2002, all derivative contracts accounted for as cash flow hedges mature by December 2005.
     Following the adoption of SFAS No. 133, all derivative instruments are recorded on the balance sheet at fair value. At December 31, 2002 and 2001, the fair value of derivatives recorded as assets is $58 million and $28 million, respectively, and the fair value of derivatives recorded as liabilities is $39 million and $76 million, respectively. The Corporation uses derivatives to hedge forecasted cash flows associated with foreign currency commitments or forecasted commodity purchases which are accounted for as cash flow hedges. In addition, the Corporation uses derivatives, such as interest rate swaps and currency swaps which are accounted for as fair value hedges.
     The carrying amounts and fair values of financial instruments at December 31, are as follows:

	2002		2001
IN MILLIONS OF DOLLARS	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial Assets and
Liabilities
Marketable equity
securities	$ 17	$ 17	$ 53	$ 53
Long-term receivables	155	151	56	57
Customer financing
note receivables	301	299	377	374
Short-term borrowings	(197)	(197)	(588)	(588)
Long-term debt	(4,657)	(5,374)	(4,355)	(4,586)

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
     The Corporation had outstanding financing and rental commitments totaling $1.6 billion at December 31, 2002. Risks associated with changes in interest rates on these commitments are mitigated by the fact that interest rates are variable during the commitment term and are set at the date of funding based on current market conditions, the fair value of the underlying collateral and the credit worthiness of the customers. As a result, the fair value of these financings is expected to equal the amounts funded. The fair value of the commitment itself is not readily determinable and is not considered significant. Additional information pertaining to these commitments is included in Note 4.

Notes to Consolidated Financial Statements

[note 15] Guarantees
The Corporation extends a variety of financial, market value and product performance guarantees to third parties. As of December 31, 2002 the following were outstanding:

IN MILLIONS OF DOLLARS	Maximum Potential Payment	Carrying Amount of Liability
Environmetal remediation
indemnification (See Note 16)	No limit	$186
Financial guarantees:
Credit facilities and debt
obligations – unconsolidated
subsidiaries (expire 2003 to 2010)	$ 259	$ –
IAE's financing arrangements
(See Note 4)	$1,232	$ 22
Commercial aerospace financing
arrangements (See Note 4)	$ 164	$ 26
Commercial customer financing
arrangements	$ 62	$ –

     The Corporation accrues for costs associated with guarantees when it is probable that a liability has been incurred and the amount can be reasonably estimated. The most likely cost to be incurred is accrued based on an evaluation of currently available facts, and where no amount within a range of estimates is more likely, the minimum is accrued.
     The Corporation provides service and warranty policies on its products and extends performance and operating cost guarantees beyond its normal service and warranty policies on some of its products, particularly commercial aircraft engines. Liability under service and warranty policies is based upon a review of historical warranty and service claim experience. Liability for performance and operating cost guarantees is based upon future product performance and durability, and is estimated largely based upon historical experience. Adjustments are made to accruals as claim data and historical experience warrant. In addition, the Corporation incurs discretionary costs to service its products in connection with product performance issues.

     The changes in the carrying amount of service and product warranties and product performance guarantees for the year ended December 31, 2002, are as follows:

IN MILLIONS OF DOLLARS
Balances as of January 1, 2002	$ 1,090
Warranties and guarrantees issued	355
Settlements made	(475)
Adjustments to provision	54
Balance as of December 31, 2002	$1,024

Notes to Consolidated Financial Statements

[note 16] Commitments and Contingent Liabilities
LEASES. The Corporation occupies space and uses certain equipment under lease arrangements. Rental commitments of $766 million at December 31, 2002 under long-term noncancelable operating leases are payable as follows: $212 million in 2003, $159 million in 2004, $115 million in 2005, $87 million in 2006, $59 million in 2007 and $134 million thereafter.
     Rent expense was $214 million in 2002, $204 million in 2001 and $194 million in 2000.
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

Notes to Consolidated Financial Statements

[note 17] Segment Financial Data
The Corporation's operations are classified in four principal segments. Those segments were generally determined based on the management of the businesses and on the basis of separate groups of operating companies, each with general operating autonomy over diversified products and services.

OTIS products include elevators, escalators, service, automated people movers and spare parts sold to a diversified international customer base principally in the commercial and residential property industries.

CARRIER products include heating, ventilating and air conditioning systems and equipment, commercial and transport refrigeration equipment and service for a diversified international customer base principally in commercial and residential real estate development.

PRATT & WHITNEY products include aircraft engines and spare parts sold to a diversified customer base, including international and domestic commercial airlines and aircraft leasing companies, aircraft manufacturers, and U.S. and non-U.S. governments. Pratt & Whitney also provides product support and a full range of overhaul, repair and fleet management services and produces land-based power generation equipment.

FLIGHT SYSTEMS SEGMENT provides global aerospace and industrial products and services through Hamilton Sundstrand and Sikorsky. Hamilton Sundstrand provides aerospace and industrial products for diversified industries. Aerospace products include aircraft power generation management and distribution systems, and environmental, flight and fuel control systems. Sikorsky products include military and commercial helicopters, aftermarket products and service.

     Segment and geographic data include the results of all majority-owned businesses, consistent with the management reporting of these businesses. For certain of these subsidiaries, minority shareholders have rights which, under the provisions of EITF 96-16 "Investor's Accounting for an Investee When the Investor Has a Majority of the Voting Interest but the Minority Shareholder or Shareholders Have Certain Approval or Veto Rights", overcome the presumption of control. In the Corporation's consolidated results, these subsidiaries are accounted for using the equity method of accounting. The participating rights granted by contract to minority shareholders that overcome the presumption of control include minority participation in the appointment, dismissal and compensation of senior management, approval of organizational structure changes, policies, annual operating and capital plans, including approval of merger and acquisition investment activities, and annual dividend plans. These and other participating rights that allow the minority shareholder to participate in decisions that occur as part of the ordinary course of business are represented through the minority shareholder's ability to block actions proposed by the majority interest. Adjustments to reconcile segment reporting to consolidated results are included in "Eliminations and other," which also includes certain small subsidiaries.
     Segment information for the years ended December 31 follows:

Segment Information

	Total Revenues			Operating Profits
IN MILLIONS OF DOLLARS	2002	2001	2000	2002	2001	2000
Otis	$ 6,811	$ 6,338	$ 6,153	$1,057	$ 847	$ 798
Carrier	8,773	8,895	8,430	779	590	795
Pratt & Whitney	7,645	7,679	7,366	1,282	1,308	1,200
Flight Systems	5,571	5,292	4,992	741	670	614
Total Segment	$28,800	$28,204	$26,941	$3,859	$3,415	$3,407
Eliminations and other	(558)	(307)	(358)	(27)	25	(39)
General corporate expenses	—	—	—	(175)	(207)	(228)
Consolidated	$28,212	$27,897	$26,583	$3,657	$3,233	3,140
Interest income				(381)	(426)	(382)
Income before income taxes and minority interests				$3,276	$2,807	$2,758

     Goodwill amortization recorded in segment operating profits for the year ended December 31, 2001 is as follows: Otis – $30, Carrier – $74, Pratt & Whitney – $23, and Flight Systems – $103. Excluding goodwill amortization, segment operating profits for the year ended December 31, 2001 are as follows: Otis – $877, Carrier – $664, Pratt & Whitney – $1,331, and Flight Systems – $773.
     Goodwill amortization recorded in segment operating profits for the year ended December 31, 2000 is as follows: Otis – $29, Carrier – $57, Pratt & Whitney – $21, and Flight Systems – $99. Excluding goodwill amortization, segment operating profits for the year ended December 31, 2000 are as follows: Otis – $827, Carrier – $852, Pratt & Whitney – $1,221, and Flight Systems – $713.

	Total Assets			Capital Expenditures			Depreciation & Amortization
IN MILLIONS OF DOLLARS	2002	2001	2000	2002	2001	2000	2002	2001	2000
Otis	$ 4,060	$ 3,777	$ 3,753	$ 81	$ 80	$108	$138	$159	$165
Carrier	7,431	7,202	6,907	94	226	231	189	248	206
Pratt & Whitney	6,082	6,090	5,951	257	343	369	209	223	217
Flight Systems	8,005	7,724	7,750	127	125	195	169	259	261
Total segment	$25,578	$24,793	$24,361	$559	$774	$903	$705	$889	$849
Eliminations and other	3,512	2,217	1,003	27	19	34	22	16	10
Consolidated	$29,090	$27,010	$25,364	$586	$793	$937	$727	$905	$859

SEGMENT REVENUES AND OPERATING PROFIT. Total revenues by segment include intersegment sales, which are generally made at prices approximating those that the selling entity is able to obtain on external sales. Operating profits by segment include income before interest expense, income taxes and minority interest.

Geographic Areas

	External Revenues			Operating Profits			Long-Lived Assets
IN MILLIONS OF DOLLARS	2002	2001	2000	2002	2001	2000	2002	2001	2000
United States operations	$16,760	$17,109	$16,231	$2,289	$1,987	$1,950	$ 8,648	$ 8,489	$ 8,535
International operations
Europe	5,573	4,716	4,413	690	570	606	1,547	1,188	1,030
Asia Pacific	3,647	3,420	3,319	573	416	368	1,428	1,404	1,418
Other	2,581	2,785	2,820	307	442	483	521	574	534
Eliminations and other	(349)	(133)	(200)	(202)	(182)	(267)	78	72	71
Consolidated	$28,212	$27,897	$26,583	$3,657	$3,233	$3,140	$12,222	$11,727	$11,588

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
     Revenues from United States operations include export sales as follows:

IN MILLIONS OF DOLLARS	2002	2001	2000
Europe	$1,422	$1,314	1,606
Asia Pacific	1,594	1,484	1,632
Other	1,037	1,149	896
	$4,053	$3,947	$4,134

GEOGRAPHIC LONG-LIVED ASSETS. Long-lived assets include net fixed assets and intangibles which can be attributed to the specific geographic regions.

MAJOR CUSTOMERS. Revenues include sales under prime contracts and subcontracts to the U.S. Government, primarily related to Pratt & Whitney and Flight Systems products, as follows:

IN MILLIONS OF DOLLARS	2002	2001	2000
Pratt & Whitney	$2,489	$1,708	1,616
Flight Systems	2,015	2,037	1,207

Selected Quarterly Financial Data (Unaudited)

	2002 Quarters				2001 Quarters
IN MILLIONS OF DOLLARS, EXCEPT PER SHARE AMOUNTS	First	Second	Third	Fourth	First	Second	Third	Fourth
Sales	$6,321	$7,271	$7,250	$7,138	$6,597	$7,260	$6,734	$6,895
Gross Margin	1,836	2,081	2,012	1,890	1,785	2,076	1,811	1,727
Net income	467	624	612	533	440	588	565	345
Net income adjusted for SFAS No. 142					492	641	619	398
Earnings per share of Common Stock:
Basic	$ .97	$ 1.30	$ 1.28	$ 1.11	$ .92	$ 1.23	$ 1.19	$ .72
Diluted	$ .92	1.23	$ 1.21	$ 1.06	$ .86	$ 1.16	$ 1.12	$ .69
Earnings per share of Common Stock:
adjusted for SFAS No. 142
Basic					$ 1.03	$ 1.34	$ 1.31	$ .83
Diluted					$ .96	$ 1.26	$ 1.23	$ .80

Comparative Stock Data

	2002			2001
Common Stock	High	Low	Dividend	High	Low	Dividend
First Quarter	$77.25	$59.37	$.245	$82.08	$67.00	$.225
Second Quarter	$75.00	$64.85	$.245	$87.21	$70.83	$.225
Third Quarter	$71.00	$55.98	$.245	$76.56	$41.64	$.225
Fourth Quarter	$65.83	$49.19	$.245	$65.56	$47.25	$.225

The Corporation's Common Stock is listed on the New York Stock Exchange. The high and low prices are based on the Composite Tape of the New York Stock Exchange. There were approximately 24,100 common shareowners of record at December 31, 2002.

Directors

Board of Directors

George David
Chairman and
Chief Executive Officer

Jean-Pierre Garnier
Chief Executive Officer
GlaxoSmithKline plc
(Pharmaceuticals)

Jamie S. Gorelick
Vice Chair, Fannie Mae
(Mortgage Funding)

Charles R. Lee
Non-Executive Chairman
of the Board of Directors
Verizon Communications
(Telecommunications)

Richard D. McCormick
Immediate Past Chairman
International Chamber of
Commerce (ICC)

Stephen F. Page
Vice Chairman
and Chief Financial Officer

Frank P. Popoff
Retired Chairman and
Chief Executive Officer
The Dow Chemical Company
(Chemicals and Chemical Products)

H. Patrick Swygert
President
Howard University

André Villeneuve
Retired Chairman
Instinet Corporation
(Electronic Agency Stockbroker)

H. A. Wagner
Retired Chairman
Air Products and Chemicals, Inc.
(Industrial Gases and Chemicals)

Sanford I. Weill
Chairman and
Chief Executive Officer
Citigroup Inc.
(Financial Services)

Permanent Committees

Audit Committee
Frank P. Popoff, Chairman
Jamie S. Gorelick
Richard D. McCormick
André Villeneuve
H. A. Wagner

Compensation &
Executive Development
H. A. Wagner, Chairman
Jean-Pierre Garnier
Charles R. Lee
Richard D. McCormick
Frank P. Popoff

Executive Committee
George David, Chairman
Charles R. Lee
Sephen F. Page
Frank P. Popoff
H. A. Wagner

Finance Committee
Charles R. Lee, Chairman
George David
Jamie S. Gorelick
Sephen F. Page
Frank P. Popoff
H. Patrick Swygert
André Villeneuve
Sanford I. Weill

Committee on Nominations
and Governance
Richard D. McCormick, Chairman
Jean-Pierre Garnier
Charles R. Lee
H. Patrick Swygert
H. A. Wagner
Sanford I. Weill

Public Issues Review Committee
Jean-Pierre Garnier, Chairman
Jamie S. Gorelick
H. Patrick Swygert
André Villeneuve
Sanford I. Weill

Leadership

Mario Abajo
President,
South Europe and
Middle East, Otis

David Adler
Senior Vice President,
Worldwide Customer Service,
Sikorsky

Tesfaye Aklilu
Vice President, Quality

Ted F. Amyuni
Senior Vice President,
Operations, Carrier

Alain M. Bellemare
President,
Pratt & Whitney Canada

Richard H. Bennett, Jr.
Vice President, Environment,
Health & Safety

Todd Bluedorn
President, North
America Commercial,
Carrier

Dean C. Borgman
President, Sikorsky Aircraft

Ari Bousbib
President, Otis

John W. Boyd
Vice President, Operations,
Hamilton Sunstrand

Kent L. Brittan
Vice President,
Supply Management

William M. Brown
President, Transicold,
Carrier

William R. Brown
President, Asia-Pacific, Carrier

William L. Bucknall, Jr.
Senior Vice President, Human
Resources and Organization

John F. Cassidy, Jr.
Senior Vice President,
Science and Technology
and Vice President,
United Technologies
Research Center

Louis R. Chênevert
President, Pratt & Whitney

Halsey Cook
President, North America
Residential, Carrier

Geraud Darnis
President, Carrier

George David
Chairman and
Chief Executive Officer

G. Sandy Diehl
President, Escalator
Systems Division, Otis

John Doucette
Vice President and
Chief Information Officer

Stephen N. Finger
Executive Vice President,
Engineering, Operations
and President,
Military Engines,
Pratt & Whitney

James L. Gingrich
President,
Flight Systems and Services,
Hamilton Sundstrand

Patrick J. Gnazzo
Vice President,
Business Practices

Bruno Grob
President,
North Europe, Otis

Anthony J. Guzzi
President, North America
Distribution and Services,
Carrier

Ruth R. Harkin
Senior Vice President,
International Affairs
and Government Relations

David P. Hess
President, Aerospace
Power Systems,
Hamilton Sundstrand

Tadayuki Inoue
President, Japan, Otis

George H. Jamison
Vice President,
Communications

Larry D. Knauer
President, Space & Russian
Programs,
Pratt & Whitney

Edwin W. Laprade
President, Industrial,
Hamilton Sunstrand

John P. Leary
Vice President,
Employee Relations

Robert Leduc
Executive Vice President &
Chief Operating Officer,
Pratt & Whitney and President,
Large Commercial Engines

Patrick L’Hostis
President, Europe,
Middle East and Africa,
Carrier

Jeanne M. Liedtka
Vice President,
Chief Learning Officer

Arthur W. Lucas
Senior Vice President,
Engineering,
Pratt & Whitney

Paul W. Martin
Senior Vice President, U.S.
Government & Advanced
Development Programs,
Sikorsky

Ronald F. McKenna
President,
Hamilton Sundstrand

Raymond J. Moncini
President, North and South
America, Otis

Larry O. Moore
Senior Vice President,
Module Centers and
Operations, Pratt & Whitney

Robert R. Moore
Senior Vice President,
Operations, Sikorsky

David G. Nord
Vice President, Controller

Joseph R. Ornelas
Vice President,
Engineering & Technology,
Hamilton Sundstrand

Gilles P. Ouimet
Chairman,
Pratt & Whitney Canada

Stephen F. Page
Vice President and
Chief Financial Officer

Jeffrey P. Pino
Senior Vice President,
Marketing & Commercial
Programs, Sikorsky

Carlos Renck
President, Latin America,
Carrier

Jürgen Reuning
President, Central and East
Europe, Otis

Jeffrey P. Rhodenbaugh
President, Commercial
Refrigeration, Carrier

Olivier J. Robert
Senior Vice President,
Engineering & Operations,
Otis

Thnomas I. Rogan
Vice President, Treasurer

Ellen S. Smith
President, Power Systems,
Pratt & Whitney

William H. Trachsel
Senior Vice President,
General Counsel and
Secretary

Joseph E. Triompo
President, Engine and
Control Systems,
Hamilton Sundstrand

Jan van Dokkum
President, UTC Power

Charles M. Vo
President
North Asia Pacific, Otis

Randall E. Wilcox
President,
South Asia Pacific, Otis

Shareowner Information
Corporate Office

United Technologies Corporation
One Financial Plaza
Hartford, Connecticut 06103
Telephone 1-860-728-7000

This annual report is made available to shareowners in advance of the annual meeting of shareowners to be held at 2:00 p.m., April 9, 2003, in New York, New York. The proxy statement will be made available to shareowners on or about February 21, 2003, at which time proxies for the meeting will be requested.

Information about UTC, including financial information, can be found at our Website: www.utc.com.

Stock Listing
New York, London, Paris, Frankfurt, Brussels and Swiss Stock Exchanges

Ticker Symbol: UTX

Transfer Agent and Registrar
EquiServe Trust Company, N.A., is the transfer agent, registrar and dividend disbursing agent for UTC's Common Stock. Questions and communications regarding transfer of stock, replacement of lost certificates, dividends and address changes should be directed to:

EquiServe Trust Company, N.A.
P.O. Box 43069
Providence, RI
02940-3069
Telephone: 1-800-519-3111
Website: www.equiserve.com

Dividends
Dividends are usually declared the first month of each calendar quarter and are usually paid on the 10th day of March, June, September and December. The dividend-disbursing agent for the Common Stock is:

EquiServe Trust Company, N.A.
P.O. Box 43069
Providence, RI
02940-3069

Dividend and Transfer inquiries:
1-800-519-3111
TDD: 1-800-952-9245
Telecommunications device for the hearing impaired.

Electronic Access
Shareowners of record may sign up at the following Website for electronic access to future annual reports and proxy materials, rather than receiving mailed copies:
www.econsent.com

Your enrollment is revocable until each year's record date for the annual meeting. Beneficial shareowners may be able to request electronic access by contacting your broker or bank, or ADP at
www.utc.com/investor/econsent/ics.htm.

Shareowner Dividend Reinvestment and Stock Purchase Plan
The Corporation has adopted a Shareowner Dividend Reinvestment and Stock Purchase Plan that provides eligible holders with a simple and convenient method of investing cash dividends and voluntary cash payments in additional shares of Common Stock without payment of a brokerage commission or service charge. Shareowners should carefully review the Plan Prospectus before investing. For more information and a Plan Prospectus, contact EquiServe Trust Company, N.A. at 1-800-519-3111.

Additional Information
Shareowners may obtain a copy of the United Technologies Report on Form 10-K for 2002 filed with the Securities and Exchange Commission by writing to:

Corporate Secretary
United Technologies Corporation
One Financial Plaza
Hartford, Connecticut 06103

For additional information about the Corporation please contact Investor Relations at the above corporate office address, or visit our Website at
www.utc.com.

Shareowner Information Services
Our Internet and telephone services give shareowners fast access to UTC financial results. The 24-hour-a-day, toll-free telephone service includes recorded summaries of UTC's quarterly earnings information and other company news. Callers also may request copies of our quarterly earnings and news releases, by either fax or mail, and obtain copies of the UTC Annual Report and Form 10-K.

To access the service, dial 1-800-881-1914 from any touch-tone phone and follow the recorded instructions.

Direct Registration System
If your shares are held in street name through a broker and you are interested in participating in the Direct Registration System, you may have your broker transfer the shares to EquiServe Trust Company, N.A., electronically through the Direct Registration System. Interested investors can request a description of this book-entry form of registration by calling Shareowner Information Services at 1-800-881-1914.

Environmentally Friendly Report This annual report is printed on recycled and recyclable paper.

WWW.UTC.COM
WWW.PRATT-WHITNEY.COM WWW.OTIS.COM WWW.CARRIER.COM WWW.HAMILTONSUNDSTRAND.COM WWW.SIKORSKY.COM WWW.UTCFUELCELLS.COM