Form 10-K/A, Exhibit 13
period 2002-12-31
UNITED TECHNOLOGIES CORP /DE/
filed 2003-03-03
CIK 101829

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

     The non-shareowner changes in equity associated with hedging activity for the twelve months ended December 31, 2002 and 2001 were as follows:

IN MILLIONS OF DOLLARS	2002	2001
Balance at January 1	$ (23)	–
Cash flow hedging loss, net	(6)	$ (55)
Net loss reclassified to sales
or cost of products sold	33	32
Balance at December 31	$ 4	$ (23)

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
Environmental remediation
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

     The changes in the carrying amount of service and product warranties and product performance guarantees for the year ended December 31, 2002, are as follows:

IN MILLIONS OF DOLLARS
Balances as of January 1, 2002	$ 1,090
Warranties and guarantees issued	355
Settlements made	(475)
Adjustments to provision	54
Balance as of December 31, 2002	$1,024

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
     Segment information for the years ended December 31 follows:

Segment Information

	Total Revenues			Operating Profits
IN MILLIONS OF DOLLARS	2002	2001	2000	2002	2001	2000
Otis	$ 6,811	$ 6,338	$ 6,153	$1,057	$ 847	$ 798
Carrier	8,773	8,895	8,430	779	590	795
Pratt & Whitney	7,645	7,679	7,366	1,282	1,308	1,200
Flight Systems	5,571	5,292	4,992	741	670	614
Total segment	$28,800	$28,204	$26,941	$3,859	$3,415	$3,407
Eliminations and other	(588)	(307)	(358)	(27)	25	(39)
General corporate expenses	—	—	—	(175)	(207)	(228)
Consolidated	$28,212	$27,897	$26,583	$3,657	$3,233	$3,140
Interest expense				(381)	(426)	(382)
Income before income taxes and minority interests				$3,276	$2,807	$2,758

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
International operations:
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

MAJOR CUSTOMERS. Revenues include sales under prime contracts and subcontracts to the U.S. Government, primarily related to Pratt & Whitney and Flight Systems products, as follows:

IN MILLIONS OF DOLLARS	2002	2001	2000
Pratt & Whitney	$2,489	$1,708	$1,616
Flight Systems	2,015	2,037	1,207

Selected Quarterly Financial Data (Unaudited)

	2002 Quarters				2001 Quarters
IN MILLIONS OF DOLLARS, EXCEPT PER SHARE AMOUNTS	First	Second	Third	Fourth	First	Second	Third	Fourth
Sales	$6,321	$7,271	$7,250	$7,138	$6,597	$7,260	$6,734	$6,895
Gross Margin	1,836	2,081	2,012	1,890	1,785	2,076	1,811	1,727
Net income	467	624	612	533	440	588	565	345
Net income adjusted for SFAS No. 142					492	641	619	398
Earnings per share of Common Stock:
Basic	$ .97	$ 1.30	$ 1.28	$ 1.11	$ .92	$ 1.23	$ 1.19	$ .72
Diluted	$ .92	$ 1.23	$ 1.21	$ 1.06	$ .86	$ 1.16	$ 1.12	$ .69
Earnings per share of Common Stock
adjusted for SFAS No. 142
Basic					$ 1.03	$ 1.34	$ 1.31	$ .83
Diluted					$ .96	$ 1.26	$ 1.23	$ .80

Comparative Stock Data

	2002			2001
Common Stock	High	Low	Dividend	High	Low	Dividend
First Quarter	$77.25	$59.37	$.245	$82.08	$67.00	$.225
Second Quarter	$75.00	$64.85	$.245	$87.21	$70.83	$.225
Third Quarter	$71.00	$55.98	$.245	$76.56	$41.64	$.225
Fourth Quarter	$65.83	$49.19	$.245	$65.56	$47.25	$.225

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
Stephen F. Page
Frank P. Popoff
H. A. Wagner

Finance Committee
Charles R. Lee, Chairman
George David
Jamie S. Gorelick
Stephen F. Page
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

Ari Bousbib
President, Otis

John W. Boyd
Vice President, Operations,
Hamilton Sundstrand

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
Hamilton Sundstrand

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
Vice Chairman and
Chief Financial Officer

Jeffrey P. Pino
Senior Vice President,
Marketing & Commercial
Programs, Sikorsky

Carlos Renck
President, Latin America,
Carrier

Jürgen Reuning
President, Central and East
Europe, Otis

Jeffrey P. Rhodenbaugh
President, Commercial
Refrigeration, Carrier

Olivier J. Robert
Senior Vice President,
Engineering & Operations,
Otis

Thomas I. Rogan
Vice President, Treasurer

Ellen S. Smith
President, Power Systems,
Pratt & Whitney

William H. Trachsel
Senior Vice President,
General Counsel and
Secretary

Joseph E. Triompo
President, Engine and
Control Systems,
Hamilton Sundstrand

Jan van Dokkum
President, UTC Power

Charles M. Vo
President
North Asia Pacific, Otis

Randal E. Wilcox
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