Form 10-K, Exhibit 13
period 2003-12-31
UNITED TECHNOLOGIES CORP /DE/
filed 2004-02-05
CIK 101829

Exhibit 13

Five Year Summary

IN MILLIONS OF DOLLARS, EXCEPT PER SHARE AMOUNTS	2003	2002	2001	2000	1999
For the year
Revenues	$31,034	$28,212	$27,897	$26,583	$24,127
Research and development	1,027	1,191	1,254	1,302	1,292
Income from continuing operations(1)	2,361	2,236	1,938	1,808	841
Net income	2,361	2,236	1,938	1,808	1,531
Earnings per share:
Basic:
Continuing operations	4.93	4.67	4.06	3.78	1.74
Net earnings	4.93	4.67	4.06	3.78	3.22
Net earnings adjusted for SFAS No. 142			4.51	4.18	3.51
Diluted:
Continuing operations	4.69	4.42	3.83	3.55	1.65
Net earnings	4.69	4.42	3.83	3.55	3.01
Net earnings adjusted for SFAS No. 142			4.25	3.92	3.27
Cash dividends per common share	1.14	.98	.90	.825	.76
Average number of shares of Common Stock outstanding:
Basic	473.8	472.4	470.2	470.1	465.6
Diluted	502.9	505.6	505.4	508.0	506.7
Return on average common shareowners’ equity, after tax	24.2%	24.9%	23.6%	24.4%	24.6%
Cash flow from operations	2,875	2,853	2,976	2,631	2,401
Capital expenditures	530	586	793	937	762
Acquisitions, including debt assumed	2,305	424	525	1,340	6,268
Share repurchase	401	700	599	800	822

At year end
Working capital, continuing operations	$2,069	$4,050	$3,094	$1,864	$1,898
Total assets	34,648	29,194	27,030	25,369	24,366
Long-term debt, including current portion	4,632	4,676	4,371	3,772	3,419
Total debt	5,301	4,873	4,959	4,811	4,321
Debt to total capitalization	31%	37%	37%	39%	38%
ESOP Preferred Stock, net (2)		428	429	432	449
Shareowners’ equity	11,707	8,355	8,369	7,662	7,117

Number of employees - continuing operations	203,300	155,000	152,000	153,800	148,300

Note: During 2003, the Corporation acquired Chubb plc which is reported as a separate segment.

(1)	1999 Income from continuing operations excludes the results of UT Automotive which was sold in 1999 and reflected in discontinued operations. The 1999 amount reflects restructuring and related charges of $1.1 billion.
(2)	During 2003, the Corporation converted all of its outstanding shares of ESOP Preferred Stock into Common Stock.

Certain reclassifications have been made to prior years amounts to conform to the current year presentation.

Management’s Discussion and Analysis

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Business Overview

The Corporation is a global provider of high technology products and services to the building systems and aerospace industries. Its operations are classified into five principal segments: Otis, Carrier, Chubb, Pratt & Whitney and Flight Systems. Otis, Carrier and Chubb serve customers in the commercial and residential property industries worldwide. Carrier also serves commercial and transport refrigeration customers. Pratt & Whitney and the Flight Systems segment, which includes Hamilton Sundstrand and Sikorsky Aircraft (“Sikorsky”), primarily serve commercial and government customers in the aerospace industry and also serve customers in industrial markets. The percentage of consolidated revenues contributed in 2003 and 2002 by the Corporation’s businesses is as follows:

	2003	2002
Commercial and industrial	61%	57%
Military aerospace	20%	20%
Commercial aerospace	19%	23%

	100%	100%

In 2003 and 2002, approximately 57% and 58%, respectively, of the Corporation’s sales were generated from original equipment sales and 43% and 42%, respectively, were generated from aftermarket sales. The Corporation’s segment operating results are discussed in the Segment Review and Note 17 of the Notes to Consolidated Financial Statements.

Business Environment

As worldwide businesses, the Corporation’s operations are affected by global, regional and industry economic and political factors. However, the Corporation’s geographic and industry diversity, as well as the diversity of its product sales and services, has helped limit the impact of any one industry or the economy of any single country on the consolidated operating results. Economic conditions in the commercial airline industry, global refrigeration industries, and commercial heating, ventilating and air conditioning (“HVAC”) and construction markets negatively impacted the Corporation’s consolidated operating results in 2003 for a portion of the year. Strength in commercial and residential construction markets and a recovery in commercial HVAC markets and commercial aviation are expected to contribute positively to the Corporation’s results in 2004.

The Corporation’s growth strategy contemplates acquisitions. The rate and extent to which appropriate acquisition opportunities are available and to which acquired businesses are integrated and anticipated synergies and cost savings are achieved can affect the Corporation’s operations and results.

Revenues from outside the U.S., including U.S. export sales, in dollars and as a percentage of total segment revenues, are as follows:

IN MILLIONS OF DOLLARS	2003	2002	2001	2003	2002	2001
Europe	$7,150	$5,573	$4,716	23%	19%	17%
Asia Pacific	4,505	3,647	3,420	14%	13%	12%
Other Foreign	2,602	2,581	2,785	8%	9%	10%
U.S. Exports	3,329	4,053	3,947	11%	14%	14%

International Segment Revenues	$17,586	$15,854	$14,868	56%	55%	53%

As part of its globalization strategy, the Corporation has invested in businesses in certain countries, including Argentina, Brazil, the People’s Republic of China, Russia and South Africa, which carry higher levels of currency, political and economic risk. At December 31, 2003, the Corporation’s net investment in any one of these countries was less than 3% of consolidated equity.

During 2003, the strengthening of the euro had a significant favorable impact on the translation of foreign currency-denominated operating results into U.S. dollars. The favorable impact of foreign currency translation contributed $.23 of diluted earnings per share in 2003.

OTIS is the world’s largest elevator and escalator manufacturing, installation and service company. Otis designs, manufactures, sells and installs a wide range of passenger and freight elevators, escalators and moving walkways. In addition to new equipment, Otis provides modernization products and services to upgrade elevators and escalators as well as maintenance services for the products it sells and those of other manufacturers. It serves an international customer base, principally in the commercial and residential property industries. In 2003, 79% of its revenues were generated outside the U.S. Otis’ results can be impacted by various economic factors, including fluctuations in commercial construction, labor costs, interest rates, foreign currency exchange rates and raw material costs.

During 2003, building construction activity in Europe was mixed but remained essentially flat, and in Asia, activity was strong in both China and South Korea, but remained weak in Japan. U.S. office building construction starts continued to decline and national office vacancy rates increased as market conditions remained soft.

CARRIER is the world’s largest manufacturer and distributor of commercial and residential HVAC systems and refrigeration and equipment. Carrier provides aftermarket services and components for its products and those of other manufacturers in both the HVAC and refrigeration industries. During 2003, 48% of Carrier’s revenues were generated outside the U.S. and by U.S. exports. Carrier’s results can be impacted by a number of external factors, including commercial and residential construction activity, production and utilization of transport equipment, weather conditions, fuel prices, interest rates, foreign currency exchange rates, raw material costs and industry capacity.

During 2003, U.S. commercial construction starts continued to decrease as did investment in replacement refrigeration, negatively impacting commercial HVAC and refrigeration equipment. The global transport refrigeration market improved in 2003, due in part to stabilizing fuel prices and favorable trends in interest rates. Strength in housing starts favorably impacted North American residential HVAC operations, while global commercial construction markets were weak for a portion of the year, and showed some improvement in the fourth quarter of 2003. Global pricing trends are expected to continue to present challenges to the North American and international HVAC and commercial refrigeration markets in 2004.

CHUBB is a global provider of security and fire protection products and services and was acquired by the Corporation on July 28, 2003. In the fire protection industry, Chubb provides system integration, installation and service of portable and fixed suppression systems and fire detection systems. In the electronic security industry, Chubb provides system integration, installation and service of intruder alarms, access control systems and video surveillance. Chubb also provides monitoring, response and security personnel services to complement both the fire and electronic security equipment businesses. Chubb’s operations are predominantly outside the U.S. and Chubb is a leading provider of products and services in the U.K., France, Hong Kong, South Africa, Australia and Canada. For the five-month period ended December 31, 2003, 96% of Chubb’s revenues were generated outside the U.S. Chubb’s results can be impacted by a number of external factors, such as customer attrition, interest rates, foreign currency exchange rates, labor costs, commercial construction activity and other global economic and political factors.

PRATT & WHITNEY and the FLIGHT SYSTEMS segments comprise the Corporation’s aerospace businesses and produce and service commercial and government aerospace and defense products and also serve customers in the industrial markets. The financial performance of these segments is directly tied to the aerospace and defense industries. Traffic growth, load factors, worldwide airline profits, and general economic activity have been reliable indicators for new aircraft and aftermarket orders in the aerospace industry. Spare part sales and aftermarket service trends are impacted by many factors including usage, pricing, regulatory changes and retirement of older aircraft. Performance in the general aviation sector is closely tied to the overall health of the economy and is positively correlated to corporate profits.

Conditions in the airline industry stabilized in the second half of 2003, but continue to remain at low levels in areas such as flight schedules and employment. The number of idle aircraft continues to be at historically high levels. The airline industry continues to experience poor financial performance. Airlines and aircraft manufacturers continue to reduce supplier bases and seek lower cost packages. These conditions have resulted in decreased aerospace volume and orders in the Corporation’s commercial aerospace businesses for a portion of 2003 but are expected to improve in 2004.

The Corporation’s total sales to the U.S. Government increased in 2003 to $5.3 billion or 17% of total sales, compared with $4.6 billion or 16% of total sales in 2002 and $3.8 billion or 14% of total sales in 2001. The defense portion of the Corporation’s aerospace businesses is affected by changes in market demand and the global political environment. The Corporation’s participation in long-term production and development programs for the U.S. Government has contributed positively to the Corporation’s results in 2003 and is expected to continue to benefit results in 2004.

PRATT & WHITNEY is among the world’s leading suppliers of commercial, general aviation and military aircraft engines. Pratt & Whitney provides spare parts and aftermarket and fleet management services for the engines it produces, along with power generation and space propulsion systems. These products and services must adhere to strict regulatory and market-driven safety and performance standards which can create uncertainty regarding engine program profitability. The aftermarket business is impacted by competition and technological improvements to newer generation engines that increase reliability. Pratt & Whitney continues to enhance its programs through performance improvement measures and product base expansion. Manufacturing and aftermarket operations are benefiting from repositioning actions aimed at improving efficiency and from selective acquisitions and ventures.

Product base expansion includes Pratt & Whitney’s development of large commercial engines for the narrow-bodied and wide-bodied aircraft markets and small commercial engines that have already been selected for new light jet aircraft programs. Investments in new commercial engines involve significant financial risk due to the size of the investment required and the technical issues surrounding new engine development. Pratt & Whitney is also positioned to deliver engines and aftermarket products and services for next generation fighter aircraft to both the U.S. and foreign governments. Pratt & Whitney’s engines have been selected to power the Air Force’s F/A-22 and F-35 Joint Strike Fighter aircraft. The F119 engine that powers the F/A-22 has been approved for operational use by the U.S. Air Force. The F-35 Joint Strike Fighter program is intended to lead to the development of a single aircraft, with configurations for conventional and short takeoff and landing, for the U.S. Navy, Air Force and Marine Corps, the United Kingdom Royal Navy and other international customers.

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

Sikorsky is one of the world’s largest manufacturers of military and commercial helicopters and provides aftermarket helicopter and aircraft products and services. It has responded to continued overcapacity among helicopter manufacturers by improving its cost structure, increasing the capabilities of its existing products, developing new products and expanding its aftermarket business. In its government business, Sikorsky will continue to supply Black Hawk helicopters and their derivatives to the U.S. and foreign governments under contracts extending into 2007. A Sikorsky-Boeing joint venture is under contract with the U.S. Army to develop the RAH-66 Comanche, nine of which are contracted for delivery in 2005-2006. Sikorsky is also leading an international team in developing the S-92, a large cabin derivative of the Black Hawk, for the commercial markets. Type certification of the S-92 was obtained from the U.S. Federal Aviation Administration in December 2002. Production of the S-92 began in 2003 and deliveries are scheduled to begin in 2004. Variants of the S-92 for military markets are currently in development.

Critical Accounting Estimates

Preparation of the Corporation’s financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Note 1 to the Consolidated Financial Statements describes the significant accounting policies used in preparation of the Consolidated Financial Statements. Management believes the most complex and sensitive judgments, because of their significance to the Consolidated Financial Statements, result primarily from the need to make estimates about the effects of matters that are inherently uncertain. The most significant areas involving management judgments and estimates are described below. Actual results in these areas could differ from management’s estimates.

LONG-TERM CONTRACT ACCOUNTING. The Corporation utilizes percentage of completion accounting on certain of its long-term contracts. The percentage of completion method requires estimates of future revenues and costs over the full term of product delivery.

Losses, if any, on long-term contracts are provided for when anticipated. Loss provisions are based upon excess inventoriable manufacturing, engineering, estimated product warranty and product performance guarantee costs in excess of the revenue from the products contemplated under the contractual arrangement. Revenue used in determining contract loss provisions is based upon an estimate of the quantity, pricing and timing of future product deliveries. The extent of progress toward completion on the Corporation’s long-term commercial aerospace and helicopter contracts is measured using units of delivery. In addition, the Corporation uses the cost-to-cost method for development contracts in the aerospace businesses and for elevator and escalator installation and modernization contracts. For long-term aftermarket contracts revenue is recognized over the contract period in proportion to the costs expected to be incurred in performing services under the contract. Contract accounting also requires estimates of future costs over the performance period of the contract as well as an estimate of award fees and other sources of revenue.

Contract costs are incurred over a period of several years, and the estimation of these costs requires management’s judgment. The long-term nature of these contracts, the complexity of the products, and the strict safety and performance standards under which they are regulated can affect the Corporation’s ability to estimate costs precisely. As a result, the Corporation reviews and updates its cost estimates on significant contracts on a quarterly basis, and no less than annually for all others, or when circumstances change and warrant a modification to a previous estimate. Adjustments to contract loss provisions are recorded in earnings upon identification.

INCOME TAXES. The future tax benefit arising from net deductible temporary differences and tax carryforwards is $2.7 billion at December 31, 2003 and $3.1 billion at December 31, 2002. Management believes that the Corporation’s earnings during the periods when the temporary differences become deductible will be sufficient to realize the related future income tax benefits. For those jurisdictions where the expiration date of tax carryforwards or the projected operating results indicate that realization is not likely, a valuation allowance is provided.

In assessing the need for a valuation allowance, the Corporation estimates future taxable income, considering the feasibility of ongoing tax planning strategies and the realizability of tax loss carryforwards. Valuation allowances related to deferred tax assets can be impacted by changes to tax laws, changes to statutory tax rates and future taxable income levels. In the event the Corporation were to determine that it would not be able to realize all or a portion of its deferred tax assets in the future, the Corporation would reduce such amounts through a charge to income in the period in which that determination is made. Conversely, if the Corporation were to determine that it would be able to realize its deferred tax assets in the future in excess of the net carrying amounts, the Corporation would decrease the recorded valuation allowance through an increase to income in the period in which that determination is made. Subsequently recognized tax benefits associated with valuation allowances recorded in a business combination will be recorded as an adjustment to goodwill. See Note 10 to the Consolidated Financial Statements for further discussion.

GOODWILL AND INTANGIBLE ASSETS. The Corporation completed acquisitions in 2003 of $2.3 billion, including approximately $1.2 billion of debt assumed. In July 2003, the Corporation completed its acquisition of Chubb plc, a global provider of security and fire protection equipment and services for approximately $2.0 billion, including debt assumed. The assets and liabilities of acquired businesses are recorded under the purchase method of accounting at their estimated fair values at the dates of acquisition. Goodwill represents costs in excess of fair values assigned to the underlying net assets of acquired businesses. The Corporation has recorded goodwill of $9.3 billion at December 31, 2003 and $7.0 billion at December 31, 2002. See Note 2 to the Consolidated Financial Statements for further discussion.

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

PRODUCT PERFORMANCE. The Corporation extends performance and operating cost guarantees beyond its normal service and warranty policies for extended periods on some of its products, particularly commercial aircraft engines. Liability under such guarantees is based upon future product performance and durability. In addition, the Corporation incurs discretionary costs to service its products in connection with product performance issues. The Corporation accrues for such costs that are probable and can be reasonably estimated. The estimation of costs associated with these product performance and operating cost guarantees requires estimates over the full terms of the agreements, and requires management to consider factors such as the extent of future maintenance requirements and the future cost of material and labor to perform the services. These cost estimates are largely based upon historical experience. See Note 15 to the Consolidated Financial Statements for further discussion.

CONTRACTING WITH THE U.S. GOVERNMENT. The Corporation’s contracts with the U.S. Government are subject to government investigations and audits. Like many defense contractors, the Corporation has received audit reports which recommend that certain contract prices should be reduced to comply with various government regulations. Some of these audit reports involve substantial amounts. The Corporation has made voluntary refunds in those cases it believes appropriate. In addition, the Corporation accrues for liabilities associated with those government contracting matters that are probable and can be reasonably estimated. The inherent uncertainty related to the outcome of these matters can result in amounts materially different from any provisions made with respect to their resolution. See Note 16 to the Consolidated Financial Statements for further discussion. The Corporation recorded sales to the U.S. Government of $5.3 billion in 2003 and $4.6 billion in 2002.

EMPLOYEE BENEFIT PLANS. The Corporation and its subsidiaries sponsor domestic and foreign defined benefit pension and other postretirement plans. Major assumptions used in the accounting for these employee benefit plans include the discount rate, expected return on plan assets, rate of increase in employee compensation levels and health care cost increase projections. Assumptions are determined based on Company data and appropriate market indicators, and are evaluated each year as of the plans’ measurement date. A change in any of these assumptions would have an effect on net periodic pension and postretirement benefit costs reported in the Consolidated Financial Statements.

Market interest rates declined in 2003 and as a result, the discount rate used to measure pension liabilities and costs was lowered to 6.25%. Pension expense in 2004 is expected to be negatively impacted by these changes and the amortization of prior investment losses. See Note 11 to the Consolidated Financial Statements for further discussion.

Results of Operations

IN MILLIONS OF DOLLARS	2003	2002	2001
Sales	$30,723	$27,980	$27,486
Financing revenues and other income, net	311	232	411

Revenues	$31,034	$28,212	$27,897

Consolidated revenues increased 10% in 2003 and 1% in 2002. Foreign currency translation contributed approximately 40% of the 2003 revenue increase and had a minimal favorable impact in 2002.

Sales growth in 2003 reflects revenue contributed from the acquisition of Chubb and growth at Otis and Carrier, and higher military revenues at Pratt & Whitney and Hamilton Sundstrand. These increases were partially offset by lower commercial aerospace volume and fewer helicopter shipments at Sikorsky. Sales in 2002 reflect growth at Otis and Sikorsky, largely offset by lower volume at Carrier and Pratt & Whitney.

Financing revenues and other income, net, increased $79 million in 2003 and decreased $179 million in 2002, respectively. The 2003 increase reflects a non-cash gain at Otis associated with an exchange of equity interests in China. The 2002 decrease reflects interest income associated with the settlement of prior year tax audits recorded in 2001.

IN MILLIONS OF DOLLARS	2003	2002	2001
Cost of sales	$22,508	$20,161	$20,087
Gross margin percent	26.7%	27.9%	26.9%

Gross margin decreased 1.2 percentage points in 2003 to 26.7% from 27.9% in 2002 primarily due to lower commercial aerospace spares volume and the absence of the approximate $100 million gain on the environmental insurance settlement recorded in 2002. These decreases were partially offset by margin improvement at Otis and $111 million lower restructuring charges in 2003. Gross margin increased to 27.9% in 2002 from 26.9% in 2001 due primarily to $230 million of goodwill amortization in 2001 which was discontinued in 2002 and the approximate $100 million gain on the environmental insurance settlement in 2002. These items contributed 1.2 percentage points to gross margin in 2002.

IN MILLIONS OF DOLLARS	2003	2002	2001
Research and development — company funded	$1,027	$1,191	$1,254
Percent of sales	3.3%	4.3%	4.6%

The Corporation’s research and development spending includes both company and customer funded programs. Total research and development spending for the Corporation increased $227 million (10%) in 2003 to $2.6 billion and $280 million (13%) in 2002 to $2.4 billion.

Company funded research and development decreased $164 million (14%) in 2003 and $63 million (5%) in 2002. The 2003 decrease is primarily due to lower spending in the commercial aerospace businesses. The 2003 decrease also reflects a technology funding agreement at Pratt & Whitney Canada and lower spending on Sikorsky’s S-92 program which received U.S. Federal Aviation Administration type certification during the fourth quarter of 2002. The 2002 decrease reflects the variable nature of engineering development program schedules at Pratt & Whitney and cost reduction actions at Carrier partially offset by increased spending on Sikorsky’s S/H-92 program. Company funded research and development spending is subject to the variable nature of program development schedules. Company funded research and development spending in 2004 is expected to increase approximately $100 million over 2003 levels.

In addition to company funded programs, customer funded research and development was $1,580 million in 2003, $1,189 million in 2002, and $846 million in 2001. The 2003 and 2002 increases of $391 million and $343 million, respectively, are primarily attributable to the Corporation’s Joint Strike Fighter program.

IN MILLIONS OF DOLLARS	2003	2002	2001
Selling, general and administrative	$3,654	$3,203	$3,323
Percent of sales	11.9%	11.4%	12.1%

Selling, general and administrative expenses as a percentage of sales increased five-tenths of a percent in 2003 and decreased seven-tenths of a percent in 2002. The 2003 increase was due primarily to the July 2003 acquisition of Chubb partially offset by $50 million lower restructuring charges in 2003. The 2002 decrease reflects the benefits of cost reduction actions, primarily at Carrier, and $43 million lower restructuring charges in 2002, when compared to 2001.

IN MILLIONS OF DOLLARS	2003	2002	2001
Interest expense	$375	$381	$426

Interest expense decreased 2% in 2003 and 11% in 2002. The decline in interest expense in 2002 is due primarily to lower short-term borrowings partially offset by the issuance of $500 million of 6.10% notes in April 2002.

	2003	2002	2001
Average interest rate during the year:
Short-term borrowings	5.2%	9.4%	7.0%
Total debt	6.5%	6.9%	7.3%

The average interest rate during 2003 on short-term borrowings was less than that of total debt due to higher commercial paper balances partially offset by higher short-term borrowing rates in certain foreign operations. The weighted-average interest rate applicable to debt outstanding at December 31, 2003 was 3.2% for short-term borrowings and 6.1% for total debt.

	2003	2002	2001
Effective income tax rate	27.1%	27.1%	26.9%

The effective tax rate for 2003, 2002 and 2001 reflects the tax benefit associated with the lower tax rate on international earnings which the Corporation intends to permanently reinvest outside the United States. The 2003 rate also benefits from the tax loss associated with a non-core business partially offset by a reduced benefit from international activities attributable to recognition of foreign taxes as deductions instead of credits for U.S. tax purposes.

The 2002 rate reflects the benefit of increased use of certain tax planning strategies, including utilization of a capital loss carryback, and reflects the increase in pre-tax income from discontinuing amortization of non-deductible goodwill in accordance with SFAS No. 142. The 2001 effective tax rate reflects the impact of the favorable settlement of certain prior year tax audits. Excluding this settlement, the effective rate was 30.0%. The effective income tax rate for 2001, adjusted for the impact of SFAS No. 142 and excluding the favorable settlement of prior year tax audits in 2001, was 28.2%. The Corporation has generally continued to lower its effective tax rate by implementing tax reduction strategies. The Corporation expects its effective income tax rate in 2004 to approximate 28%, before the impact of the anticipated tax settlement described below.

In the normal course of business, the Corporation and its subsidiaries are examined by various tax authorities, including the Internal Revenue Service (“IRS”). The IRS is reviewing the Corporation’s claims for prior periods’ benefits as part of its routine examinations of the Corporation’s income tax returns. In 2004, the Corporation expects to resolve its claims and to settle other disputed issues related to prior open tax years from 1986 to 1993. Although the outcome of these matters cannot presently be determined, management believes that it may reach favorable settlement of these claims upon completion of the reviews by the IRS and U.S. Congress Joint Committee on Taxation. Any additional impact on the Corporation’s liability for income taxes cannot presently be determined, but the Corporation believes adequate provision has been made for potential adjustments.

For additional discussion of income taxes, see “Critical Accounting Estimates – Income Taxes” and Note 10 to the Consolidated Financial Statements.

IN MILLIONS OF DOLLARS	2003	2002	2001
Net income	$2,361	$2,236	$1,938
Diluted earnings per share	$4.69	$4.42	$3.83

Net income and diluted earnings per share increased $125 million (6%) and $.27 (6%) in 2003 compared to the same period of 2002. The favorable impact of foreign currency translation contributed $.23 per share in 2003.

Net income and diluted earnings per share increased $298 million (15%) and $.59 (15%) in 2002 compared to the same period in 2001. The favorable impact of foreign currency translation contributed $.05 per share in 2002.

Effective January 1, 2002, the Corporation ceased the amortization of goodwill in accordance with SFAS No. 142. As more fully described in Note 7 to the Consolidated Financial Statements, net income in 2001, adjusted to exclude amounts no longer being amortized, was $2,150 million. On that basis, diluted earnings per share would have been $4.25 in 2001.

The impact of goodwill amortization recorded in the Corporation’s segments, and the effect that discontinuing amortization would have had on certain income statement line item amounts in 2001 is as follows:

IN MILLIONS OF DOLLARS	2001
Otis	$30
Carrier	74
Pratt & Whitney	23
Flight Systems	103

Total segment goodwill amortization	230
Income taxes	(16)
Minority interest in subsidiaries’ earnings	(2)

Net income impact	$212

Diluted earnings per share	$.42

For additional discussion, see Notes 1, 2 and 7 to the Consolidated Financial Statements.

Business Acquisitions

During 2003, the Corporation invested $2.3 billion, including $1.2 billion of debt assumed, in the acquisition of businesses, primarily reflecting the Corporation’s acquisition of Chubb plc. During 2002, the Corporation invested $424 million, including debt assumed, in business acquisitions. That amount includes Sikorsky’s second quarter purchase of Derco Holding and acquisitions at Pratt & Whitney. For additional discussion of acquisitions, see “Liquidity and Financing Commitments” and Note 2 to the Consolidated Financial Statements.

Restructuring and Other Costs

2003 Actions As described in Note 12 to the Consolidated Financial Statements, during 2003, the Corporation recorded net pre-tax restructuring and related charges of $182 million. These charges relate to ongoing cost reduction efforts, including workforce reductions and the consolidation of manufacturing facilities including Carrier’s Syracuse, New York-based container refrigeration and compressor manufacturing operations and Otis’ Bloomington, Indiana-based manufacturing, distribution and field tool operations. Those operations will be consolidated into facilities in growing Asian and other markets. The charges included $126 million recorded in cost of sales, $31 million in selling, general and administrative expenses and $25 million in other income.

These charges were recorded in the Corporation’s segments as follows: Otis $65 million, Carrier $65 million, Pratt & Whitney $19 million, Flight Systems $23 million and Eliminations and other $10 million. The charges included $133 million for severance and related employee termination costs, $8 million for asset write-downs, largely related to manufacturing assets and exiting facilities that will no longer be utilized, and $41 million for facility exit and lease termination costs.

The 2003 actions are expected to result in net workforce reductions of approximately 4,000 hourly and salaried employees, the exiting of approximately 2.1 million square feet of facilities and the disposal of assets associated with the exited facilities. Approximately 75% of the total pre-tax charge will require cash payments which will be primarily funded by cash generated from operations. During 2003, the Corporation made pre-tax cash outflows of approximately $75 million related to the 2003 programs. Savings are expected to increase over a two year period resulting in recurring pre-tax savings of approximately $165 million annually. As of December 31, 2003, net workforce reductions of approximately 2,500 employees have been completed and one hundred thousand square feet of facilities have been exited. The majority of the remaining workforce and facility related cost reduction actions are targeted to be completed in 2004. A significant portion of the remaining square footage to be eliminated under the 2003 actions relates to the Syracuse, New York and Bloomington, Indiana facilities. Additional restructuring and related charges of $118 million are expected to be incurred to complete these actions, primarily in 2004. As of December 31, 2003, approximately $92 million of severance and related costs and $8 million of facility exit and lease termination accruals remain.

2002 Actions As described in Note 12 to the Consolidated Financial Statements, during 2002, the Corporation recorded net pre-tax restructuring and related charges totaling $321 million. These charges related to ongoing cost reduction efforts, including workforce reductions and consolidation of manufacturing, sales and service facilities, and included $237 million recorded in cost of sales and $81 million in selling, general and administrative expenses.

The charges were recorded in the Corporation’s segments as follows: Otis $73 million, Carrier $114 million, Pratt & Whitney $80 million and Flight Systems $55 million. The charges included accruals of $203 million for severance and related employee termination costs, $48 million for asset write-downs, largely related to manufacturing assets and exiting facilities that will no longer be utilized, and $19 million for facility exit and lease termination costs. Additional charges associated with these restructuring actions totaling $51 million, that were not accruable at the time, were also recorded in 2002, primarily in the Carrier segment.

As of December 31, 2003, the 2002 actions have been completed substantially as planned having resulted in net workforce reductions of approximately 6,800 salaried and hourly employees, the exiting of approximately 1.6 million square feet of facilities and the disposal of assets associated with exited facilities. During 2002 and 2003, the Corporation made pre-tax cash outflows of approximately $251 million related to the 2002 programs. Savings are expected to increase over a two-year period resulting in recurring pre-tax savings of approximately $285 million annually.

2004 Actions In January 2004, the Corporation received a $250 million payment from DaimlerChrysler. In consideration for this payment, the Corporation has released DaimlerChrysler from certain commitments previously made in support of MTU Aero Engines GmbH. The Corporation expects to use this first quarter gain for additional cost reduction actions across the businesses. In addition, the Corporation may initiate other actions later in 2004 should the Corporation reach a favorable settlement of the 1986 to 1993 open tax years with the IRS and receive approval by the U.S. Congress Joint Committee on Taxation.

In February 2004, Carrier announced its intent to close its McMinnville, Tennessee manufacturing facility. The total cost of this action is expected to be approximately $120 million. During the first quarter of 2004, the Corporation expects to record charges of approximately $60 million related to this action primarily attributable to severance related costs and accelerated depreciation and asset writeoffs.

Segment Review

	Revenues			Operating Profits			Operating Profit Margin
IN MILLIONS OF DOLLARS	2003	2002	2001	2003	2002	2001	2003	2002	2001
Otis	$7,927	$6,811	$6,338	$1,377	$1,057	$847	17.4%	15.5%	13.4%
Carrier	9,246	8,773	8,895	911	779	590	9.9%	8.9%	6.6%
Chubb	1,136	—	—	55	—	—	4.8%	—	—
Pratt & Whitney	7,505	7,645	7,679	1,125	1,282	1,308	15.0%	16.8%	17.0%
Flight Systems	5,708	5,571	5,292	785	741	670	13.8%	13.3%	12.7%

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

2003 Compared to 2002

OTIS revenues increased $1,116 million (16%) in 2003 reflecting increases in all geographic regions, particularly Asia and Europe. Foreign currency translation contributed approximately 50% of the increase, reflecting the continued strength of the euro in relation to the U.S. dollar.

Otis operating profits increased $320 million (30%) in 2003. The operating profit increase reflects strong profit improvement in Asia and Europe and the favorable impact of foreign currency translation, which contributed approximately one-third of the operating profit growth. Otis operating profit also includes a non-cash gain of approximately $50 million associated with an exchange of equity interests in China. Restructuring and related charges at Otis were comparable in 2003 and 2002.

CARRIER revenues increased $473 million (5%) in 2003. The increase primarily reflects growth in transport refrigeration and North American residential HVAC partially offset by weakness in global commercial HVAC and North American commercial refrigeration. Foreign currency translation contributed approximately 70% of the reported revenue increase, primarily reflecting the strength of the euro in relation to the U.S. dollar.

Carrier’s operating profits increased $132 million (17%) in 2003. The increase reflects higher volume in the transport refrigeration business and benefits of cost reduction and productivity actions, partially offset by lower profits in commercial refrigeration and continued unfavorable pricing trends in global commercial HVAC. The increase is also due to lower restructuring charges in 2003, which were $65 million in 2003 and $114 million in 2002. Approximately 30% of the reported operating profit increase is due to the favorable impact of foreign currency translation.

PRATT & WHITNEY revenues decreased $140 million, (2%) in 2003. The decrease was due primarily to declines in commercial aerospace spare parts volume and large commercial engine and aftermarket volume, largely offset by increased military revenues.

Pratt & Whitney operating profits decreased $157 million (12%) in 2003, reflecting declines in commercial aerospace spare parts volume and costs associated with a collaboration accounting matter, partially offset by the profit impact of increased military revenues, and lower research and development costs, reflecting a technology funding agreement at Pratt & Whitney Canada. The 2002 operating profit also includes PW6000 costs which were partially offset by the favorable impact of commercial engine contract changes, both recorded in the first quarter of 2002.

FLIGHT SYSTEMS revenues increased $137 million (2%) in 2003. The increase was due to higher military and industrial revenues at Hamilton Sundstrand and increased aftermarket revenues at Sikorsky, resulting in part from the acquisition of Derco Holding, largely offset by lower helicopter shipments at Sikorsky.

Flight Systems operating profits increased $44 million (6%) in 2003 due to higher operating profits at both Hamilton Sundstrand and Sikorsky. The operating profit increase was due primarily to lower restructuring charges in 2003, primarily at Hamilton Sundstrand. The 2003 results for Hamilton Sundstrand also reflect the favorable impact of a third quarter 2003 commercial contract termination and the estimated cost of a pending commercial litigation matter, the net impact of which were not material. The increase at Sikorsky was due primarily to aftermarket growth and lower post-certification S-92 spending, partially offset by fewer helicopter shipments.

CHUBB revenues and operating profits were $1,136 million and $55 million, respectively, for the five-month period ended December 31, 2003. Security services in Australia, the United Kingdom and Europe represent the majority of the reported revenue and operating profit for 2003.

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

Carrier’s operating profits increased $189 million (32%) in 2002 reflecting $58 million lower restructuring charges in 2002, the benefit of cost reduction actions and the absence of goodwill amortization, partially offset by the profit impact of decreased volume, competitive pricing and continued performance issues in some of the acquired entities.

PRATT & WHITNEY revenues decreased $34 million, less than one percentage point, in 2002. The decrease was due primarily to lower volume at Pratt & Whitney Power Systems, declines in commercial spare parts sales, reflecting current conditions in the commercial airline industry, and lower engine volume at Pratt &

Whitney Canada. These decreases were partially offset by increases in military engine and commercial overhaul and repair revenue. Consistent with the Corporation’s expectations, commercial spare parts orders declined approximately 10% in 2002.

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

Liquidity and Financing Commitments

IN MILLIONS OF DOLLARS	2003	2002
Cash and cash equivalents	$1,623	$2,080
Total debt	5,301	4,873
Net debt (total debt less cash)	3,678	2,793
Shareowners’ equity	11,707	8,355
Total capitalization (debt plus equity)	17,008	13,228
Debt to total capitalization	31%	37%
Net debt to total capitalization	24%	25%

Management assesses the Corporation’s liquidity in terms of its ability to generate cash to fund its operating, investing and financing activities. Significant factors affecting the management of liquidity are: cash flows generated from operating activities, capital expenditures, customer financing requirements, investments in businesses, dividends, Common Stock repurchases, adequacy of available bank lines of credit, pension funding requirements and the ability to attract long-term capital with satisfactory terms.

Net cash provided by operating activities in 2003 was $2,875 million compared to $2,853 million in 2002. The increase is primarily due to improved operating performance largely offset by an increase in voluntary cash contributions to the Corporation’s pension plans. Pre-tax cash outflows associated with restructuring and other actions, including costs not accruable or contemplated when the actions were initiated, were $246 million in 2003 and $226 million in 2002.

INVESTING CASH FLOWS. Cash used in investing activities was $1,761 million in 2003 compared to $1,088 million in 2002. The increase from 2002 is primarily due to investments in businesses, partially offset by lower capital expenditures. Cash spending for investments in businesses in 2003 was $1.1 billion, primarily reflecting the Corporation’s acquisition of Chubb plc for approximately $900 million cash and the assumption of approximately $1.1 billion of debt. Capital expenditures decreased $56 million in 2003, reflecting the Corporation’s focus on capacity, productivity improvements and sharing of investments with vendors. Capital expenditures are expected to increase in 2004 to approximate anticipated depreciation levels. In 2002, the Corporation invested $424 million in the acquisition of businesses, consisting of $402 million of cash and $22 million of assumed debt. Cash spending for investments in 2002 includes Sikorsky’s acquisition of Derco Holding and acquisitions at Pratt & Whitney. Acquisition activity in 2004 is expected to approximate $2.0 billion and is dependent upon the availability of appropriate acquisition opportunities.

Customer financing activities used net cash of $233 million in 2003, compared to $164 million in 2002, reflecting increased customer requirements for financing. While the Corporation expects that customer financing will be a net use of cash in 2004, actual funding is subject to usage under existing customer financing arrangements. At December 31, 2003, the Corporation had financing and rental commitments of $1.2 billion related to commercial aircraft, of which as much as $403 million may be required to be disbursed in 2004. The Corporation may also arrange for third-party investors to assume a portion of its commitments. Refer to Note 4 to the Consolidated Financial Statements for additional discussion of the Corporation’s commercial aerospace industry assets and commitments.

FINANCING CASH FLOWS. Financing cash outflows for 2003 and 2002 include the Corporation’s repurchase of 5.9 million and 10.9 million shares of Common Stock for $401 million and $700 million, respectively. Share repurchase continues to be a use of the Corporation’s cash flows and has more than offset the dilutive effect resulting from the issuance of stock and options under stock-based employee benefit programs in 2001 and 2002. In October 2002, the Corporation announced that the Board of Directors authorized the repurchase of up to 30 million shares. The new authorization replaced the previous share repurchase authority. At December 31, 2003, 19.4 million shares remained available for repurchase under the authorized program. The Corporation expects total share repurchases in 2004 to approximate $600 million, however, total repurchases may vary depending upon the level of other investing activities.

At December 31, 2003, the Corporation had credit commitments from banks totaling $1.5 billion under a Revolving Credit Agreement, which serves as a back-up facility for issuance of commercial paper. At December 31, 2003, there were no borrowings under the Revolving Credit Agreement. In addition, at

December 31, 2003, approximately $1.3 billion was available under short-term lines of credit with local banks at the Corporation’s various international subsidiaries.

As described in Note 9 to the Consolidated Financial Statements, the Corporation issued $500 million of long-term notes payable in 2002. The proceeds of the issuance were used for the repayment of commercial paper, to support investment activities, and for general corporate purposes, including repurchases of the Corporation’s Common Stock. At December 31, 2003, up to approximately $1.1 billion of additional debt and equity securities could be issued under a shelf registration statement on file with the Securities and Exchange Commission.

The Board of Directors announced a 10% and a 30% increase in the dividend payable in the second and fourth quarters of 2003 to 27 and 35 cents per common share, respectively.

During the fourth quarter of 2003, all of the 10.6 million convertible preferred shares held in the Employee Stock Ownership Plan (ESOP) were converted to 42.5 million of common shares. The conversion had no effect on diluted earnings per share and slightly decreased the debt-to-capital ratio as shares were reclassified as equity.

The funded status of the Corporation’s pension plans is dependent upon many factors, including returns on invested assets, level of market interest rates and levels of voluntary contributions to the plans. In connection with the acquisition of Chubb, the Corporation acquired defined benefit pension plans with an aggregate unfunded liability of approximately $650 million. Declines in long-term interest rates have had a negative impact on the funded status of the plans. During 2003, the Corporation made voluntary cash contributions of $994 million to its pension plans. During 2002, the Corporation made voluntary contributions of $783 million to its pension plans, including $253 million of Treasury Stock. These contributions are reported as an increase in other assets in the Consolidated Balance Sheet. An independent manager has been appointed to hold and dispose of the shares from time to time in the open markets or otherwise. The Corporation can contribute cash to these plans at its discretion and plans to make an additional $500 million of contributions in 2004. As of December 31, 2003, the total investment by the defined benefit pension plans in the Corporation’s securities, including the Treasury Stock transactions described above, is approximately 6% of total plan assets.

The Corporation’s shareowners’ equity is impacted by a variety of factors, including those items that are not reported in earnings but are reported directly in equity, such as foreign currency translation, minimum pension liability adjustments, unrealized holding gains and losses on available-for-sale securities and cash flow hedging transactions. The Corporation recorded a $570 million after-tax credit to equity, reflecting a decrease in the additional minimum liability under its pension plans of approximately $900 million, which is included in future pension and postretirement benefit obligations in the December 31, 2003 Consolidated Balance Sheet. See the Consolidated Statement of Changes in Shareowners’ Equity for information on such non-shareowners’ changes.

The Corporation manages its worldwide cash requirements considering available funds among the many subsidiaries through which it conducts its business and the cost effectiveness with which those funds can be accessed. The repatriation of cash balances from certain of the Corporation’s subsidiaries could have adverse tax consequences; however, those balances are generally available without legal restrictions to fund ordinary business operations. The Corporation has and will continue to transfer cash from those subsidiaries to the parent and to other international subsidiaries when it is cost effective to do so.

The Corporation believes that existing sources of liquidity are adequate to meet anticipated borrowing needs at comparable risk-based interest rates for the foreseeable future. Although uncertainties in acquisition spending could cause modest variations at times, management anticipates that the level of debt to capital will remain generally consistent with recent levels. The anticipated level of debt to capital is expected to be sufficient to satisfy the Corporation’s various cash flow requirements, including acquisition spending, continued Common Stock repurchases and pension funding as needed.

Off-Balance Sheet Arrangements

The Corporation extends a variety of financial guarantees to third parties in support of unconsolidated affiliates and for potential financing requirements of commercial aerospace customers.

The Corporation also has obligations arising from sales of certain businesses and assets, including representations and warranties and related indemnities for environmental, health and safety, tax and employment matters. Circumstances that could cause the contingent obligations and liabilities arising from these arrangements to become due are changes in an underlying transaction (e.g., hazardous waste discoveries, adverse tax audit, etc.), non-performance under a contract, customer requests for financing or deterioration in the financial condition of the guaranteed party.

A summary of the Corporation’s contractual obligations and commitments as of December 31, 2003 is as follows:

IN MILLIONS OF DOLLARS		Payments Due by Period
Contractual Obligations	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Long-term debt	$4,632	$375	$749	$69	$3,439
Operating leases	1,059	292	390	190	187
Purchase obligations	6,145	2,483	1,460	602	1,600
Other long-term liabilities	1,639	591	302	204	542

Total contractual obligations	$13,475	$3,741	$2,901	$1,065	$5,768

Purchase obligations include amounts committed under legally enforceable contracts or purchase orders for goods and services with defined terms as to price, quantity, delivery and termination liability. To the extent separately identifiable, purchase orders for products to be delivered under firm contracts with the U.S. Government and for which the Corporation has full recourse under normal contract termination clauses, have been excluded. In addition, as disclosed in Note 11 to the Consolidated Financial Statements, the Corporation expects to make $500 million of voluntary contributions to its pension plans in 2004 which have been excluded from the table above.

Other long-term liabilities primarily include those amounts on the Corporation’s December 31, 2003 balance sheet representing obligations under product service and warranty policies, performance and operating cost guarantees and estimated environmental remediation costs. The timing of cash flows associated with these obligations are based upon management’s estimates over the terms of these agreements and are largely based upon historical experience.

IN MILLIONS OF DOLLARS	Committed	Amount of Commitment Expiration per Period
Commercial Commitments		Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Commercial aerospace financing and rental commitments	$1,203	$403	$459	$259	$82
IAE financing arrangements	1,406	389	270	60	687
Unconsolidated subsidiary debt guarantees	191	46	103	—	42
Commercial aerospace financing arrangements	160	33	4	53	70
Commercial customer financing arrangements	66	42	24	—	—

Total commercial commitments	$3,026	$913	$860	$372	$881

Refer to Notes 4, 9, 15 and 16 to the Consolidated Financial Statements for additional discussion on commercial commitments.

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

The Corporation has evaluated its exposure to changes in foreign currency exchange rates, interest rates and commodity prices in its market risk sensitive instruments, which are primarily cash, debt and derivative instruments, using a value at risk analysis. Based on a 95% confidence level and a one-day holding period, at December 31, 2003, the potential loss in fair value of the Corporation’s market risk sensitive instruments was not material in relation to the Corporation’s financial position, results of operations or cash flows. The Corporation’s calculated value at risk exposure represents an estimate of reasonably possible net losses based on volatilities and correlations and is not necessarily indicative of actual results. Refer to Notes 1, 9, 13 and 14 to the Consolidated Financial Statements for additional discussion of foreign currency exchange, interest rates and financial instruments.

FOREIGN CURRENCY EXPOSURES. The Corporation has a large volume of foreign currency exposures that result from its international sales, purchases, investments, borrowings and other international transactions. International segment revenues, including U.S. export sales, averaged approximately $16 billion over the last three years. The Corporation actively manages foreign currency exposures that are associated with committed foreign currency purchases and sales and other assets and liabilities created in the normal course of business at the operating unit level. Exposures that cannot be naturally offset within an operating unit to an insignificant amount are hedged with foreign currency derivatives. The Corporation also has a significant amount of foreign currency net asset exposures. Currently, the Corporation does not hold any derivative contracts that hedge its foreign currency net asset exposures but may consider such strategies in the future.

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

Environmental Matters

The Corporation’s operations are subject to environmental regulation by federal, state and local authorities in the U.S. and regulatory authorities with jurisdiction over its foreign operations. As a result, the Corporation has established, and continually updates, policies relating to environmental standards of performance for its operations worldwide. The Corporation believes that expenditures necessary to comply with the present regulations governing environmental protection will not have a material effect upon its competitive position, consolidated financial position, results of operations or cash flows.

The Corporation has identified approximately 480 locations, mostly in the United States, at which it may have some liability for remediating contamination. The Corporation does not believe that any individual location’s exposure will have a material effect on the results of operations of the Corporation. Sites in the investigation or remediation stage represent approximately 95% of the Corporation’s accrued environmental liability. The remaining 5% of the recorded liability consists of sites where the Corporation may have some liability but investigation is in the initial stages or has not begun.

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

At December 31, 2003, the Corporation had $449 million reserved for environmental remediation. Cash outflows for environmental remediation were $32 million in 2003, $42 million in 2002 and $61 million in 2001. The Corporation estimates that ongoing environmental remediation expenditures in each of the next two years will not exceed $60 million.

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

As described in Note 16 to the Consolidated Financial Statements, in the fourth quarter of 2003, the Corporation received a demand notice for $755 million from the U.S. Department of Defense (DoD) relating to an ongoing dispute over Pratt & Whitney’s government cost accounting practices for engine parts received from its partners on certain commercial engine collaboration programs from 1984 to the present.

In July 2001, the U.S. Armed Services Board of Contract Appeals (ASBCA) ruled that Pratt & Whitney’s accounting for these parts was in compliance with government Cost Accounting Standards (CAS). The DoD appealed the ruling to the Court of Appeals for the Federal Circuit and in January 2003, the Court reversed the ASBCA’s decision and remanded the case back to the ASBCA. The case is currently pending before the ASBCA.

Should the DoD ultimately prevail with respect to one or more of the significant government contracting matters, the outcome could result in a material effect on the Corporation’s results of operations in the period the matter is resolved. However, the Corporation believes that the resolution of these matters will not have a material adverse effect on the Corporation’s results of operations, competitive position, cash flows or financial condition.

Additional discussion of the Corporation’s environmental and U.S. Government contract matters is included in “Critical Accounting Estimates – Contracting with the Federal Government” and Notes 1 and 16 to the Consolidated Financial Statements.

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

New Accounting Pronouncements

In January 2003, FASB Interpretation No. 46, “Consolidation of Variable Interest Entities” (FIN No. 46) was issued. The interpretation requires variable interest entities to be consolidated if the equity investment at risk is not sufficient to permit an entity to finance its activities without support from other parties or the equity investors lack certain specified characteristics of a controlling financial interest. The guidelines of the interpretation will become applicable for the Corporation in its first quarter 2004 financial statements. The Corporation is reviewing FIN No. 46 to determine its impact, if any, on future reporting periods, and does not currently anticipate any material accounting or disclosure requirement under the provisions of the interpretation.

Cautionary Note Concerning Factors That May Affect Future Results

This Annual Report contains statements which, to the extent they are not statements of historical or present fact, constitute “forward-looking statements” under the securities laws. From time to time, oral or written forward-looking statements may also be included in other materials released to the public. These forward-looking statements are intended to provide management’s current expectations or plans for the future operating and financial performance of the Corporation, based on assumptions currently believed to be valid. Forward-looking statements can be identified by the use of words such as: “believe,” “expect,” “plans,” “strategy,” “prospects,” “estimate,” “project,” “target,” “anticipate” and other words of similar meaning in connection with a discussion of future operating or financial performance. These include, among others, statements relating to:

•	Future earnings and other measurements of financial performance

•	Future cash flow and uses of cash

•	The effect of economic downturns or growth in particular regions

•	The effect of changes in the level of activity in particular industries or markets

•	The scope, nature or impact of acquisition activity and integration into the Corporation’s businesses

•	Product developments and new business opportunities

•	Restructuring costs and savings

•	The outcome of contingencies

•	Future repurchases of Common Stock

•	Future levels of indebtedness and capital spending

•	Pension plan assumptions and future contributions.

All forward-looking statements involve risks and uncertainties that may cause actual results to differ materially from those expressed or implied in the forward-looking statements. For additional information identifying factors that may cause actual results to vary materially from those stated in the forward-looking statements, see the Corporation’s reports on Forms 10-K, 10-Q and 8-K filed with the Securities and Exchange Commission from time to time. The Corporation’s Annual Report on Form 10-K for 2003 includes important information as to risk factors in the “Business” section under the headings “Description of Business by Segment” and “Other Matters Relating to the Corporation’s Business as a Whole,” and in the “Legal Proceedings” section.

Management’s Responsibility for Financial Statements and Controls

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

Core Values

We are committed to performance and improving shareowner value. We communicate honestly to investors and strive to deliver what we promise. We conduct our business in accordance with the Corporation’s Code of Ethics, which is distributed to employees across the Corporation and is published in 16 languages. Through our Business Practices Office, we have long-standing programs in place that allow employees, customers, suppliers and others to identify situations, on a confidential or anonymous basis, that may be in violation of the Corporation’s Code of Ethics.

Financial Controls and Transparency

Our internal controls are designed to ensure that assets are safeguarded, transactions are executed according to management authorization and our financial systems and records can be relied upon for preparing our financial statements and related disclosures. Our system of internal controls includes continuous review of our financial policies and procedures to ensure accounting and regulatory issues have been appropriately addressed, recorded and disclosed. We execute periodic on-site accounting control and compliance reviews in each of our businesses to ensure policies and procedures are being followed. Our internal auditors test the adequacy of internal controls and compliance with policies, as well as perform a number of financial audits across the businesses throughout the year. The independent auditors perform audits of our financial statements, in which they examine evidence supporting the amounts and disclosures in our financial statements, and also consider our system of internal controls and procedures in planning and performing their audits. Their report appears on page 17.

Management Controls

Our management team is committed to providing high-quality, relevant and timely information about our businesses. Management performs reviews of each of our businesses throughout the year, addressing issues ranging from financial performance and strategy to personnel and compliance. We require that each business unit president, chief financial officer and controller certify the accuracy of that business unit’s financial information and its system of internal accounting and disclosure controls and procedures on a quarterly and annual basis. We also require each finance executive worldwide to acknowledge adherence to a series of principles and responsibilities governing the professional and ethical conduct expected within the UTC finance organization, as modeled after the Financial Executives International code of conduct.

Our Board of Directors normally meets seven times per year to provide oversight, to review corporate strategies and operations, and to assess management’s conduct of the business. The Audit Committee of our Board of Directors is comprised of six individuals who are not employees or officers of the company and normally meets eight times per year. The Audit Committee is responsible for the appointment and oversight of the audit work performed by the independent auditors, as well as overseeing our financial reporting practices and internal control systems. The Audit Committee meets regularly with our internal auditors and independent auditors, as well as management. Both the internal auditors and independent auditors have full, unlimited access to the Audit Committee.

Management is responsible for implementing and maintaining adequate systems of internal and disclosure controls and procedures and for monitoring their effectiveness. We strive to recruit, train and retain high performance individuals to ensure that our controls are designed, implemented and maintained in a high-quality, reliable manner. We evaluated the systems of internal and disclosure controls and procedures as of December 31, 2003. Based on that evaluation, management believes the internal accounting controls provide reasonable assurance that the Corporation’s assets are safeguarded, transactions are executed in accordance with management’s authorizations, and the financial records are reliable for the purpose of preparing financial statements.

George David Chairman and Chief Executive Officer	Stephen F. Page Vice Chairman and Chief Financial Officer

Report of Independent Auditors

To the Shareowners of United Technologies Corporation

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations, of cash flows and of changes in shareowners’ equity present fairly, in all material respects, the financial position of United Technologies Corporation and its subsidiaries at December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Corporation’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 7 to the Consolidated Financial Statements, effective January 1, 2002, the Corporation adopted Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets.”

PricewaterhouseCoopers LLP

Hartford, Connecticut

January 20, 2004

Consolidated Statement of Operations

IN MILLIONS OF DOLLARS, EXCEPT PER SHARE AMOUNTS	2003	2002	2001
Revenues
Product sales	$22,363	$21,189	$20,907
Service sales	8,360	6,791	6,579
Financing revenues and other income, net	311	232	411

	31,034	28,212	27,897
Costs and Expenses
Cost of products sold	17,084	15,717	15,826
Cost of services sold	5,424	4,444	4,261
Research and development	1,027	1,191	1,254
Selling, general and administrative	3,654	3,203	3,323
Interest	375	381	426

	27,564	24,936	25,090

Income before income taxes and minority interests	3,470	3,276	2,807
Income taxes	941	887	755
Minority interests in subsidiaries’ earnings	168	153	114

Net Income	$2,361	$2,236	$1,938

Earnings per Share of Common Stock
Basic	$4.93	$4.67	$4.06
Diluted	$4.69	$4.42	$3.83

See accompanying Notes to Consolidated Financial Statements

Consolidated Balance Sheet

IN MILLIONS OF DOLLARS, EXCEPT PER SHARE AMOUNTS (SHARES IN THOUSANDS)	2003	2002
Assets
Cash and cash equivalents	$1,623	$2,080
Accounts receivable (net of allowance for doubtful accounts of $421 and $380)	5,187	4,277
Inventories and contracts in progress	3,794	3,803
Future income tax benefits	1,372	1,431
Other current assets	388	244

Total Current Assets	12,364	11,835
Customer financing assets	1,031	771
Future income tax benefits	1,283	1,678
Fixed assets	5,080	4,587
Goodwill	9,329	6,981
Other assets	5,561	3,342

Total Assets	$34,648	$29,194

Liabilities and Shareowners’ Equity
Short-term borrowings	$669	$197
Accounts payable	2,867	2,095
Accrued liabilities	6,384	5,449
Long-term debt currently due	375	44

Total Current Liabilities	10,295	7,785
Long-term debt	4,257	4,632
Future pension and postretirement benefit obligations	4,752	5,088
Other long-term liabilities	2,928	2,317
Commitments and contingent liabilities (Notes 4 and 16)
Minority interests in subsidiary companies	709	589
Series A ESOP Convertible Preferred Stock, $1 par value (Note 11)	—	718
ESOP deferred compensation	—	(290)

	—	428

Shareowners’ Equity:
Capital Stock:
Preferred Stock, $1 par value; Authorized-250,000 shares; None issued or outstanding	—	—
Common Stock, $1 par value; Authorized-2,000,000 shares; Issued 656,911 and 607,038 shares	6,587	5,447
Treasury Stock-142,849 and 137,418 common shares at cost	(5,335)	(4,951)
Retained earnings	12,527	10,836
Unearned ESOP shares	(273)	—
Accumulated other non-shareowners’ changes in equity:
Foreign currency translation	(304)	(832)
Minimum pension liability	(1,581)	(2,151)
Other	86	6

	(1,799)	(2,977)

Total Shareowners’ Equity	11,707	8,355

Total Liabilities and Shareowners’ Equity	$34,648	$29,194

See accompanying Notes to Consolidated Financial Statements

Consolidated Statement of Cash Flows

IN MILLIONS OF DOLLARS	2003	2002	2001
Operating Activities
Net income	$2,361	$2,236	$1,938
Adjustments to reconcile net income to net cash flows provided by operating activities:
Depreciation and amortization	799	727	905
Deferred income tax provision	254	318	297
Minority interests in subsidiaries’ earnings	168	153	114
Change in:
Accounts receivable	(26)	80	289
Inventories and contracts in progress	77	243	(147)
Other current assets	(14)	10	46
Accounts payable and accrued liabilities	19	(217)	(64)
Voluntary contributions to pension plans	(994)	(530)	—
Other, net	231	(167)	(402)

Net Cash Provided by Operating Activities	2,875	2,853	2,976

Investing Activities
Capital expenditures	(530)	(586)	(793)
Increase in customer financing assets	(458)	(386)	(360)
Decrease in customer financing assets	225	222	237
Business acquisitions	(1,097)	(402)	(439)
Dispositions of businesses	15	26	17
Other, net	84	38	61

Net Cash Used in Investing Activities	(1,761)	(1,088)	(1,277)

Financing Activities
Issuance of long-term debt	—	500	904
Repayment of long-term debt	(1,092)	(231)	(354)
Increase (decrease) in short-term borrowings	286	(357)	(465)
Common Stock issued under employee stock plans	331	183	224
Dividends paid on Common Stock	(533)	(462)	(423)
Repurchase of Common Stock	(401)	(700)	(599)
Dividends to minority interests and other	(287)	(184)	(147)

Net Cash Used in Financing Activities	(1,696)	(1,251)	(860)

Effect of foreign exchange rate changes on Cash and cash equivalents	125	8	(29)

Net (decrease) increase in Cash and cash equivalents	(457)	522	810

Cash and cash equivalents, beginning of year	2,080	1,558	748

Cash and cash equivalents, end of year	$1,623	$2,080	$1,558

Supplemental Disclosure of Cash Flow Information:
Interest paid, net of amounts capitalized	$372	$368	$420
Income taxes paid, net of refunds	$378	$396	$497
Non-cash investing and financing activities include:
The 2002 and 2001 Treasury Stock contributions of $253 million and $247 million, respectively, to domestic defined benefit pension plans
The 2003 conversion of the ESOP convertible preferred shares of $698 million into Common Shares

See accompanying Notes to Consolidated Financial Statements

Consolidated Statement of Changes in Shareowners’ Equity

IN MILLIONS OF DOLLARS, EXCEPT PER SHARE AMOUNTS	Common Stock	Treasury Stock	Retained Earnings	Unearned ESOP Shares	Accumulated Other Non- Shareowners’ Changes in Equity	Non- Shareowners’ Changes in Equity for the Period
December 31, 2000	$4,665	$(3,955)	$7,743		$(791)	$1,408

Common Stock issued under employee plans (6.2 million shares), including tax benefit of $91	315	13	(78)
Common Stock contributed to defined benefit pension plans (4.1 million shares)	110	137
Common Stock repurchased (8.5 million shares)		(599)
Dividends on Common Stock ($.90 per share)			(423)
Dividends on ESOP Preferred Stock ($4.80 per share)			(31)
Non-Shareowners’ Changes in Equity:
Net income			1,938			$1,938
Foreign currency translation adjustments					(142)	(142)
Minimum pension liability adjustments, net of income tax benefits of $303					(519)	(519)
Unrealized holding gain on marketable equity securities, net of income taxes of $5					9	9
Unrealized cash flow hedging loss, net of income tax benefits of $12					(23)	(23)

December 31, 2001	$5,090	$(4,404)	$9,149		$(1,466)	$1,263

Common Stock issued under employee plans (4.2 million shares), including tax benefit of $45	247	10	(56)
Common Stock contributed to defined benefit pension plans (4.1 million shares)	110	143
Common Stock repurchased (10.9 million shares)		(700)
Dividends on Common Stock ($.98 per share)			(462)
Dividends on ESOP Preferred Stock ($4.80 per share)			(31)
Non-Shareowners’ Changes in Equity:
Net income			2,236			$2,236
Foreign currency translation adjustments					57	57
Minimum pension liability adjustments, net of income tax benefits of $927					(1,588)	(1,588)
Unrealized holding loss on marketable equity securities, net of income tax benefits of $4					(7)	(7)
Unrealized cash flow hedging gain, net of income taxes of $14					27	27

December 31, 2002	$5,447	$(4,951)	$10,836		$(2,977)	$725

Common Stock issued under employee plans (7.9 million shares), including tax benefit of $111	442	17	(104)	1
Common Stock – ESOP conversion (42.5 million shares)	698			(274)
Common Stock repurchased (5.9 million shares)		(401)
Dividends on Common Stock ($1.14 per share)			(533)
Dividends on ESOP Preferred and Common Stock ($3.60 and $.35 per share, respectively)			(33)
Non-Shareowners’ Changes in Equity:
Net income			2,361			$2,361
Foreign currency translation adjustments					528	528
Minimum pension liability adjustments, net of income taxes of $332					570	570
Unrealized holding gain on marketable equity securities, net of income taxes of $18					29	29
Unrealized cash flow hedging gain, net of income taxes of $23					51	51

December 31, 2003	$6,587	$(5,335)	$12,527	$(273)	$(1,799)	$3,539

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

ACCOUNTS RECEIVABLE. Current and long-term accounts receivable include:

IN MILLIONS OF DOLLARS	2003	2002
Retainage	$53	$40
Unbilled receivables	$199	$180

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

INVENTORIES AND CONTRACTS IN PROGRESS. Inventories and contracts in progress are stated at the lower of cost or estimated realizable value and are primarily based on first-in, first-out (“FIFO”) or average cost methods; however, certain subsidiaries use the last-in, first-out (“LIFO”) method. If inventories which were valued using the LIFO method had been valued under the FIFO method, they would have been higher by $96 million and $103 million at December 31, 2003 and 2002, respectively.

Costs accumulated against specific contracts or orders are at actual cost. Materials in excess of requirements for contracts and current or anticipated orders have been reserved as appropriate.

Manufacturing costs are allocated to current production and firm contracts.

FIXED ASSETS. Fixed assets are stated at cost. Depreciation is computed over the assets’ useful lives using the straight-line method, except for aerospace assets acquired prior to January 1, 1999, which are depreciated using accelerated methods.

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

Prior to the adoption of SFAS No. 142, the Corporation evaluated potential impairment of goodwill on an ongoing basis and of other intangible assets when appropriate. This evaluation compared the carrying value of assets to the sum of the undiscounted expected future cash flows. If an asset’s carrying value exceeded the expected cash flows, the asset was written down to fair value.

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

Losses, if any, on contracts are provided for when anticipated. Loss provisions are based upon excess inventoriable manufacturing, engineering, estimated product warranty and product performance guarantee costs in excess of the revenue from products contemplated under the contractual arrangement. Contract accounting requires estimates of future costs over the performance period of the contract as well as estimates of award fees and other sources of revenue. These estimates are subject to change and result in adjustments to margins on contracts in progress. The extent of progress toward completion on the Corporation’s long-term commercial aerospace and helicopter contracts is measured using units of delivery. In addition, the Corporation uses the cost-to-cost method for development contracts in the aerospace businesses and for elevator and escalator installation and modernization contracts. For long-term aftermarket contracts revenue is recognized over the contract period in proportion to the costs expected to be incurred in performing services under the contract. The Corporation reviews its cost estimates on significant contracts on a quarterly basis, and for others, no less frequently than annually, or when circumstances change and warrant a modification to a previous estimate. Adjustments to contract loss provisions are recorded in earnings upon identification.

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

All derivative instruments are recorded on the balance sheet at fair value. Derivatives used to hedge foreign-currency-denominated balance sheet items are reported directly in earnings along with offsetting transaction gains and losses on the items being hedged. Derivatives used to hedge forecasted cash flows associated with foreign currency commitments or forecasted commodity purchases are accounted for as cash flow hedges. Gains and losses on derivatives designated as cash flow hedges are recorded in other comprehensive income and reclassified to earnings in a manner that matches the timing of the earnings impact of the hedged transactions. The ineffective portion of all hedges, if any, is recognized currently in earnings.

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

STOCK-BASED COMPENSATION. As more fully described in Note 11, the Corporation has long-term incentive plans authorizing various types of market and performance based incentive awards that may be granted to officers and employees. The Corporation applies APB Opinion 25, “Accounting for Stock Issued to Employees,” and related interpretations in accounting for its long-term incentive plans. The exercise price of stock options is set on the grant date and may not be less than the fair market value per share on that date. Stock options have a term of ten years and generally vest after three years.

The following table illustrates the effect on net income and earnings per share as if the Black-Scholes fair value method described in SFAS No. 123, “Accounting for Stock-Based Compensation” had been applied to the Corporation’s long-term incentive plans.

	Year Ended December 31
IN MILLIONS OF DOLLARS EXCEPT PER SHARE AMOUNTS	2003	2002	2001
Net income, as reported	$2,361	$2,236	$1,938
Add: Stock-based employee compensation expense (benefit) included in net income, net of related tax effects	8	3	(1)
Less: Total stock-based employee compensation expense determined under Black-Scholes option pricing model, net of related tax effects	(133)	(121)	(101)

Pro forma net income	$2,236	$2,118	$1,836

Earnings per share:
Basic – as reported	$4.93	$4.67	$4.06
Basic – pro forma	$4.67	$4.42	$3.84

Diluted – as reported	$4.69	$4.42	$3.83
Diluted – pro forma	$4.44	$4.19	$3.64

[note 2] Business Acquisitions

ACQUISITIONS. The Corporation completed acquisitions in 2003, 2002 and 2001 for $2.3 billion, $424 million and $525 million, including debt assumed of $1.2 billion, $22 million and $86 million, respectively. The 2003 amount includes the acquisition of Chubb plc, a global provider of security and fire protection products and services on July 28, 2003. Under the terms of the purchase agreement, the Corporation acquired 100% of the outstanding shares of Chubb for approximately $900 million in cash and assumed approximately $1.1 billion of debt. As part of the Chubb acquisition, the Corporation recorded approximately $1.0 billion of identifiable intangible assets including trade names and customer related intangibles. Certain of the acquired trade names and the customer related intangibles, representing approximately half of the identifiable intangible assets, will be amortized over periods ranging from 7 to 30 years with a weighted average life of 11.4 years, and the remainder, primarily the Chubb trade name, has been assigned an indefinite life. The 2002 amount includes Sikorsky’s acquisition of Derco Holding and acquisitions at Pratt & Whitney. The 2001 amount includes Hamilton Sundstrand’s acquisition of Claverham Group LTD, Hamilton Sundstrand’s and Pratt & Whitney’s acquisitions of aftermarket businesses and a number of small acquisitions in the commercial businesses.

The assets and liabilities of the acquired businesses are accounted for under the purchase method of accounting and recorded at their fair values at the dates of acquisition. The excess of the purchase price over the estimated fair values of the net assets acquired was recorded as an increase in goodwill of $2.1 billion in 2003, $156 million in 2002, and $307 million in 2001. The results of operations of acquired businesses have been included in the Consolidated Statement of Operations beginning as of the effective date of acquisition.

The final purchase price allocation for acquisitions is subject to the finalization of the valuation of certain assets and liabilities, plans for consolidation of facilities and relocation of employees and other integration activities. As a result, preliminary amounts assigned to assets and liabilities may be subject to revision in future periods. The Corporation is also evaluating the potential disposition of certain of the acquired Chubb businesses.

[note 3] Earnings Per Share

IN MILLIONS OF DOLLARS, EXCEPT PER SHARE AMOUNTS	Income	Average Shares	Per Share Amount
December 31, 2003
Net income	$2,361
Less: ESOP Stock dividends	(24)

Net income - basic	2,337	473.8	$4.93
Stock awards	—	7.0
ESOP Stock adjustment	23	22.1

Net income - diluted	$2,360	502.9	$4.69

December 31, 2002
Net income	$2,236
Less: ESOP Stock dividends	(31)

Net income - basic	2,205	472.4	$4.67
Stock awards	—	7.1
ESOP Stock adjustment	29	26.1

Net income - diluted	$2,234	505.6	$4.42

December 31, 2001
Net income	$1,938
Less: ESOP Stock dividends	(31)

Net income - basic	1,907	470.2	$4.06
Stock awards	—	9.2
ESOP Stock adjustment	28	26.0

Net income - diluted	$1,935	505.4	$3.83

[note 4] Commercial Aerospace Industry Assets and Commitments

The Corporation has receivables and other financing assets with commercial aerospace industry customers totaling $2,003 million and $1,974 million at December 31, 2003 and 2002, respectively.

Customer financing assets related to commercial aerospace industry customers consist of products under lease of $415 million and notes and leases receivable of $483 million. The notes and leases receivable are scheduled to mature as follows: $91 million in 2004, $58 million in 2005, $41 million in 2006, $39 million in 2007, $30 million in 2008, and $224 million thereafter.

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

The Corporation’s commercial aerospace financing and rental commitments as of December 31, 2003 were $1,203 million and are exercisable as follows: $403 million in 2004, $307 million in 2005, $152 million in 2006, $16 million in 2007, $243 million in 2008, and $82 million thereafter. The Corporation’s financing obligations with customers are contingent upon maintenance of certain levels of financial condition by the customers.

In addition, the Corporation had residual value and other guarantees of $160 million as of December 31, 2003.

The Corporation has a 33% interest in International Aero Engines AG (“IAE”), an international consortium of four shareholders organized to support the V2500 commercial aircraft engine program. The Corporation’s interest in IAE is accounted for under the equity method of accounting. IAE may offer customer financing in the form of guarantees, secured debt or lease financing in connection with V2500 engine sales. At December 31, 2003, IAE had financing commitments of $936 million and asset value guarantees of $51 million. The Corporation’s share of IAE’s financing commitments and asset value guarantees was approximately $321 million at December 31, 2003. In addition, IAE had lease obligations under long-term noncancelable leases of approximately $419 million, on an undiscounted basis, through 2022 related to aircraft which are subleased to customers under long-term leases. These aircraft have fair market values which approximate the financed amounts, net of reserves. The shareholders of IAE have guaranteed IAE’s financing arrangements to the extent of their respective ownership interests. In the event of default by a shareholder on certain of these financing arrangements, the other shareholders would be proportionately responsible.

Total reserves related to receivables and financing assets, financing commitments and guarantees were $288 million and $241 million at December 31, 2003 and 2002, respectively.

[note 5] Inventories and Contracts in Progress

IN MILLIONS OF DOLLARS	2003	2002
Inventories consist of the following:
Raw material	$743	$740
Work-in-process	1,118	1,026
Finished goods	2,221	2,329
Contracts in progress	2,363	2,177

	6,445	6,272
Less:
Progress payments, secured by lien, on U.S. Government contracts	(110)	(123)
Billings on contracts in progress	(2,541)	(2,346)

	$3,794	$3,803

Raw materials, work-in-process and finished goods are net of valuation reserves of $692 million and $699 million as of December 31, 2003 and 2002, respectively.

Contracts in progress principally relate to elevator and escalator contracts and include costs of manufactured components, accumulated installation costs and estimated earnings on incomplete contracts.

The Corporation’s sales contracts in many cases are long-term contracts expected to be performed over periods exceeding twelve months at December 31, 2003 and 2002. Approximately 53% of total inventories and contracts in progress have been acquired or manufactured under such long-term contracts, a portion of which is not scheduled for delivery under long-term contracts within the next twelve months.

[note 6] Fixed Assets

IN MILLIONS OF DOLLARS	Estimated Useful Lives	2003	2002
Land		$217	$196
Buildings and improvements	20-40 years	4,026	3,552
Machinery, tools and equipment	3-20 years	7,597	6,904
Other, including under construction		242	217

		12,082	10,869
Accumulated depreciation		(7,002)	(6,282)

		$5,080	$4,587

Depreciation expense was $677 million in 2003, $640 million in 2002 and $616 million in 2001.

[note 7] Goodwill and Other Intangible Assets

Effective January 1, 2002, the Corporation ceased the amortization of goodwill in accordance with SFAS No. 142. Results adjusted to exclude amounts no longer being amortized, are as follows:

IN MILLIONS OF DOLLARS EXCEPT PER SHARE AMOUNTS	2003	2002	2001
Reported net income	$2,361	$2,236	$1,938
Adjustments:
Goodwill amortization	—	—	230
Income taxes	—	—	(16)
Minority interest in subsidiaries’ earnings	—	—	(2)

Adjusted net income	$2,361	$2,236	$2,150

Basic earnings per share
Reported	$4.93	$4.67	$4.06
Adjusted	$4.93	$4.67	$4.51
Diluted earnings per share
Reported	$4.69	$4.42	$3.83
Adjusted	$4.69	$4.42	$4.25

The changes in the carrying amount of goodwill for the year ended December 31, 2003, by segment, are as follows:

IN MILLIONS OF DOLLARS	Otis	Carrier	Chubb	Pratt & Whitney	Flight Systems	Total Segments	Eliminations and Other	Total
Balance as of January 1, 2003	$753	$2,000	$—	$451	$3,781	$6,985	$(4)	$6,981
Goodwill resulting from business combinations completed or finalized	141	11	1,922	5	(1)	2,078	(6)	2,072
Foreign currency translation and other	17	48	174	6	27	272	4	276

Balance as of December 31, 2003	$911	$2,059	$2,096	$462	$3,807	$9,335	$(6)	$9,329

The increase in goodwill during 2003 resulted principally from business combinations completed or finalized in the period. Effective July 28, 2003, the Corporation acquired Chubb plc. Under the terms of the purchase agreement, the Corporation acquired 100% of the outstanding shares of Chubb for approximately $900 million in cash and assumed approximately $1.1 billion of debt. As part of the Chubb acquisition, the Corporation recorded approximately $1 billion of identifiable intangible assets, including trade names and customer related intangibles. Certain of the acquired trade names and the customer related intangibles, representing approximately half of the identifiable intangible assets, will be amortized over periods ranging from 7 to 30 years with a weighted average life of 11.4 years, and the remainder, primarily the Chubb trade name, has been assigned an indefinite life. The excess of the purchase price over the estimated fair values of the net assets acquired of $2.1 billion, including foreign currency translation of $174 million, has been recorded as goodwill. The final purchase price allocation is subject to the finalization of the valuation of certain assets and liabilities, plans for consolidation of facilities and relocation of employees and other integration activities. As a result, preliminary amounts assigned to assets and liabilities will be subject to revision in future periods. The Corporation is also evaluating potential disposition of certain of the acquired Chubb businesses. Goodwill is subject to annual impairment testing as required under SFAS No. 142. As of December 31, 2003, the Corporation was not required to recognize any goodwill impairment. There can be no assurance that goodwill impairment will not occur in the future.

Identifiable intangible assets as of December 31, 2003 are recorded in Other assets in the Consolidated Balance Sheet and are comprised of the following:

	2003		2002
IN MILLIONS OF DOLLARS	Gross Amount	Accumulated Amortization	Gross Amount	Accumulated Amortization
Amortized intangible assets
Purchased service contracts	$894	$(275)	$684	$(199)
Patents and trademarks	197	(34)	152	(26)
Other, principally customer relationships	581	(51)	60	(17)

	$1,672	$(360)	$896	$(242)

Unamortized intangible assets
Trademarks	$583	$—	$—	$—

Amortization of intangible assets for the year ended December 31, 2003 was $86 million. Amortization of these intangible assets during each of the next five years is expected to approximate $100 million.

[note 8] Accrued Liabilities

IN MILLIONS OF DOLLARS	2003	2002
Accrued salaries, wages and employee benefits	$1,291	$1,056
Accrued restructuring costs	100	182
Service and warranty accruals	534	690
Advances on sales contracts	917	795
Income taxes payable	521	381
Other	3,021	2,345

	$6,384	$5,449

[note 9] Borrowings and Lines of Credit

Short-term borrowings consist of the following:

IN MILLIONS OF DOLLARS	2003	2002
Domestic borrowings	$8	$9
Foreign bank borrowings	321	188
Commercial paper	340	—

	$669	$197

The weighted-average interest rates applicable to short-term borrowings outstanding at December 31, 2003 and 2002 were 3.2% and 7.0%, respectively. At December 31, 2003, approximately $1.3 billion was available under short-term lines of credit with local banks at the Corporation’s various international subsidiaries.

At December 31, 2003, the Corporation had credit commitments from banks totaling $1.5 billion under a Revolving Credit Agreement, which serves as a back-up facility for issuance of commercial paper. There were no borrowings under the Revolving Credit Agreement at December 31, 2003.

Long-term debt consists of the following:

IN MILLIONS OF DOLLARS	Weighted Average Interest Rate	Maturity	2003	2002
Notes and other debt denominated in:
U.S. dollars	6.4%	2004-2029	$4,407	$4,425
Foreign currency	5.4%	2004-2018	27	19
ESOP debt	7.7%	2004-2009	198	232

			4,632	4,676
Less: Long-term debt currently due			375	44

			$4,257	$4,632

Principal payments required on long-term debt for the next five years are: $375 million in 2004, $44 million in 2005, $705 million in 2006, $35 million in 2007, and $34 million in 2008.

The Corporation has entered into $225 million and $125 million of interest rate contracts in 2003 and 2002, respectively, which swap fixed interest rates for floating rates. The expiration dates of the various contracts are tied to scheduled debt payment dates and extend to 2006.

The Corporation issued $500 million of notes in 2002 under shelf registration statements previously filed with the Securities and Exchange Commission. The 2002 notes carry an interest rate of 6.10%. Proceeds from the debt issuances were used for general corporate purposes, including repayment of commercial paper, to support investment activities and repurchasing the Corporation’s Common Stock.

At December 31, 2003, approximately $1.1 billion of additional debt and equity securities could be issued under a shelf registration statement on file with the Securities and Exchange Commission.

The percentage of total debt at floating interest rates was 19% and 13% at December 31, 2003 and 2002, respectively.

[note 10] Taxes on Income

Significant components of income tax provision (benefit) for each year are as follows:

IN MILLIONS OF DOLLARS	2003	2002	2001
Current:
United States:
Federal	$125	$116	$18
State	47	15	29
Foreign	515	438	411

	687	569	458
Future:
United States:
Federal	290	321	314
State	(77)	19	(18)
Foreign	41	(22)	1

	254	318	297

Income tax expense	$941	$887	$755

Attributable to items (charged) credited to equity and goodwill	$(240)	$912	$401

Future income taxes represent the tax effects of transactions which are reported in different periods for tax and financial reporting purposes. These amounts consist of the tax effects of temporary differences between the tax and financial reporting balance sheets and tax carryforwards. The tax effects of temporary differences and tax carryforwards which gave rise to future income tax benefits and payables at December 31, 2003 and 2002 are as follows:

IN MILLIONS OF DOLLARS	2003	2002
Future income tax benefits:
Insurance and employee benefits	$1,024	$1,445
Other asset basis differences	285	376
Other liability basis differences	1,092	1,037
Tax loss carryforwards	287	230
Tax credit carryforwards	444	257
Valuation allowance	(477)	(236)

	$2,655	$3,109

Future income taxes payable:
Fixed and intangible assets	$376	$84
Other items, net	173	79

	$549	$163

Current and non-current future income tax benefits and payables within the same tax jurisdiction are generally offset for presentation in the Consolidated Balance Sheet. Valuation allowances have been established primarily for tax credit, tax loss carryforwards, and certain foreign temporary differences to reduce the future income tax benefits to expected realizable amounts. Of the total valuation allowance amount of $477 million, $272 million was established in purchase accounting, relating primarily to the purchase of Chubb. Subsequently recognized tax benefits associated with a valuation allowance recorded in a business combination will be recorded as an adjustment to goodwill.

The sources of income from continuing operations before income taxes and minority interests are as follows:

IN MILLIONS OF DOLLARS	2003	2002	2001
United States	$1,582	$1,899	$1,619
Foreign	1,888	1,377	1,188

	$3,470	$3,276	$2,807

United States income taxes have not been provided on undistributed earnings of international subsidiaries. It is not practicable to estimate the amount of tax that might be payable. The Corporation’s intention is to reinvest these earnings permanently or to repatriate the earnings only when it is tax effective to do so. Accordingly, the Corporation believes that any U.S. tax on repatriated earnings would be substantially offset by U.S. foreign tax credits.

Differences between effective income tax rates and the statutory U.S. federal income tax rates are as follows:

	2003	2002	2001
Statutory U.S. federal income tax rate	35.0%	35.0%	35.0%
Tax on international activities including exports	(4.2)	(7.0)	(6.2)
Goodwill	—	—	1.8
Benefit from non-core business losses	(3.9)	(0.7)	—
Tax audit settlement	—	—	(3.1)
Other	0.2	(0.2)	(0.6)

Effective income tax rate	27.1%	27.1%	26.9%

The 2003 effective tax rate reflects the tax benefit associated with a tax loss on a non-core business partially offset by a reduced benefit from international activities attributable to recognition of foreign taxes as deductions and not credits for U.S. tax purposes.

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

Tax credit carryforwards at December 31, 2003 were $444 million of which $13 million expire from 2004-2008 and $165 million from 2014-2023.

Tax loss carryforwards, principally state and foreign, at December 31, 2003 were $1,799 million of which $1,396 million expire as follows: $232 million from 2004-2008, $145 million from 2009-2013, and $1,019 million from 2014-2023.

[note 11] Employee Benefit Plans

The Corporation and its subsidiaries sponsor numerous domestic and foreign employee benefit plans. Those plans are discussed below.

EMPLOYEE SAVINGS PLANS. The Corporation and certain subsidiaries sponsor various employee savings plans. Total employer contributions were $155 million, $133 million and $123 million for 2003, 2002 and 2001, respectively.

The Corporation’s nonunion domestic employee savings plan uses an Employee Stock Ownership Plan (“ESOP”) for employer contributions. External borrowings, guaranteed by the Corporation and reported as debt in the Consolidated Balance Sheet, were used by the ESOP to fund a portion of its purchase of ESOP Convertible Preferred Stock (ESOP Preferred Stock) from the Corporation. On November 6, 2003, the Corporation and Trustee effected the conversion of all 10.6 million outstanding shares of ESOP Preferred Stock into 42.5 million shares of Common Stock. At the time of the conversion, each share of ESOP Preferred Stock was convertible into four shares of Common Stock, had a guaranteed minimum value of $65, a $4.80 annual dividend and was redeemable by the Corporation at any time for $65 per share. The Preferred guarantee and dividend were equivalent to $16.25 and $1.20, respectively, per share of Common Stock. Upon withdrawal, shares of the ESOP Preferred Stock were convertible into Common Stock or, if the value of the Common Stock was less than the guaranteed value of ESOP Preferred Stock, redeemable at their guaranteed value. Because of its guaranteed value, the ESOP Preferred Stock was classified outside of Shareowners’ Equity. In the December 31, 2003 balance sheet, Common Stock held by the ESOP is now classified as permanent equity because it no longer has a guaranteed value. Common Stock held by the ESOP is included in the average number of Common Shares outstanding for both basic and diluted earnings per share.

Shares of Common Stock are credited to employees’ ESOP accounts at fair value on the date earned. Cash dividends on Common Stock held by the ESOP are used for debt service payments. Participants receive additional shares in lieu of cash dividends. As ESOP debt service payments are made, Common Stock is released from an unreleased shares account. ESOP debt may be prepaid or re-amortized to either increase or decrease the number of shares released so that the value of released shares equals the value of plan benefit. The Corporation may also, at its option, contribute additional Common Stock or cash to the ESOP. At December 31, 2003, 26 million common shares had been committed to employees, leaving 16.8 million common shares in the ESOP Trust, with an approximate fair value of $1.6 billion.

PENSION PLANS. The Corporation and its subsidiaries sponsor both funded and unfunded domestic and foreign defined benefit pension plans that cover the majority of its employees.

As more fully described in Note 2, on July 28, 2003, the Corporation acquired Chubb plc, including its defined benefit pension plans. The impact of the acquisition of those plans on the Corporation’s funded status is reflected as acquisitions in the following table.

The Corporation uses a November 30 measurement date for a majority of its pension plans.

IN MILLIONS OF DOLLARS	2003	2002
Change in Benefit Obligation:
Beginning balance	$13,925	$12,354
Service cost	285	255
Interest cost	910	884
Actuarial loss	727	1,272
Total benefits paid	(862)	(839)
Net settlement and curtailment loss (gain)	3	(11)
Acquisitions	1,846	—
Other	392	10

Ending balance	$17,226	$13,925

Change in Plan Assets:
Beginning balance	$10,025	$10,025
Actual return on plan assets	1,979	(295)
Employer contributions	1,009	1,060
Benefits paid from plan assets	(837)	(808)
Acquisitions	1,176	—
Other	146	43

Ending balance	$13,498	$10,025

Funded status	$(3,728)	$(3,900)
Unrecognized net actuarial loss	4,867	4,891
Unrecognized prior service cost	225	143
Unrecognized net obligation at transition	4	5

Net amount recognized	$1,368	$1,139

Amounts Recognized in the Consolidated Balance Sheet Consist of:
Prepaid benefit cost	$2,365	$1,537
Accrued benefit cost	(3,594)	(3,985)
Intangible assets	78	180
Accumulated other non-shareowners’ changes in equity	2,519	3,407

Net amount recognized	$1,368	$1,139

The amounts included in Other in the preceding table reflect the impact of foreign exchange translation, primarily for plans in England and Canada, and amendments to certain domestic plans.

The accumulated benefit obligation for all defined benefit pension plans was $15.6 billion and $12.4 billion at December 31, 2003 and 2002, respectively.

Qualified domestic pension plan benefits comprise approximately 76% of the projected benefit obligation. Benefits for unionized employees are generally based on a stated amount for each year of service. For non-unionized employees, benefits are generally based on an employee’s years of service and compensation near retirement. A cash balance formula was recently adopted for newly hired non-unionized employees and for other non-unionized employees who made a one-time voluntary election to have future benefit accruals determined under this formula. Certain foreign plans, which comprise approximately 22% of the projected benefit obligation, are considered defined benefit plans for accounting purposes. Non-qualified domestic pension plans provide supplementary retirement benefits to certain employees and are not a material component of the projected benefit obligation.

During 2003 and 2002, the Corporation voluntarily contributed cash of $994 million and $530 million, respectively, to its defined benefit pension plans. During 2002, the Corporation also contributed $253 million of Treasury Stock to these plans.

IN MILLIONS OF DOLLARS	2003	2002
(Decrease) increase in minimum pension liability included in comprehensive income (net of tax)	$(570)	$1,588

Information for pension plans with accumulated benefit obligation in excess of plan assets:

IN MILLIONS OF DOLLARS	2003	2002
Projected benefit obligation	$14,460	$13,853
Accumulated benefit obligation	12,800	12,399
Fair value of plan assets	10,657	9,960

IN MILLIONS OF DOLLARS	2003	2002	2001
Components of Net Periodic Benefit Cost:
Pension Benefits:
Service cost	$293	$255	$250
Interest cost	948	884	869
Expected return on plan assets	(1,140)	(1,116)	(1,135)
Amortization of prior service cost	49	39	36
Amortization of unrecognized net transition obligation (asset)	2	2	(2)
Recognized actuarial net loss	28	4	14
Net settlement and curtailment loss	49	37	46

Net periodic pension benefit cost – employer	$229	$105	$78

Net periodic pension benefit cost – multiemployer plans	$76	$55	$45

Major assumptions used in determining the benefit obligation and net cost for pension plans are presented in the following table as weighted-averages:

	Benefit Obligation		Net Cost
	2003	2002	2003	2002	2001
Discount rate	6.1%	6.6%	6.6%	7.4%	7.4%
Salary scale	4.0%	4.4%	4.4%	4.7%	4.9%
Expected return on plan assets	—	—	8.4%	9.6%	9.7%

In determining the expected return on plan assets, the Corporation considers the relative weighting of plan assets, the historical performance of total plan assets and individual asset classes and economic and other indicators of future performance. In addition, the Corporation may consult with and consider the opinions of financial and other professionals in developing appropriate return benchmarks.

Asset management objectives include maintaining an adequate level of diversification to reduce interest rate and market risk and providing adequate liquidity to meet immediate and future benefit payment requirements.

The allocation of pension plan assets is as follows:

Asset Category	Target Allocation	Percentage of Plan Assets
	2004	2003	2002
Equity securities	65%-75%	72%	62%
Debt securities	15%-25%	20%	29%
Real estate	0%-5%	3%	4%
Other	0%-5%	5%	5%

		100%	100%

Equity securities include approximately 6% of the Corporation’s Common Stock at December 31, 2003 and 2002. Assets are rebalanced to the target asset allocation at least once per calendar quarter.

Estimated Future Contributions and Benefit Payments

The Corporation expects to contribute approximately $500 million in cash to its defined benefit pension plans in 2004. Contributions do not reflect benefits to be paid directly from corporate assets.

Benefit payments, including amounts to be paid from corporate assets, and reflecting expected future service, as appropriate, are expected to be paid as follows:

IN MILLIONS OF DOLLARS
2004	$959
2005	976
2006	994
2007	1,019
2008	1,048
2009-2013	5,751

POSTRETIREMENT BENEFIT PLANS. The Corporation and its subsidiaries also sponsor a number of postretirement benefit plans that provide health and life benefits to eligible retirees. Such benefits are provided primarily from domestic plans which comprise approximately 90% of the benefit obligation. The other postretirement plans are primarily unfunded. The allocation of assets in funded plans is approximately 70% equity and 30% fixed income.

During 2002, the Corporation modified the postretirement medical and life insurance benefits provided to certain employees resulting in the recognition of a $43 million curtailment gain. The gain was recorded in segment cost of products sold and selling, general and administrative expenses.

In December 2003, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the “Act”) was signed into law. The Act introduced a plan sponsor subsidy based on a percentage of a beneficiary’s annual prescription drug benefits, within defined limits, and the opportunity for a retiree to obtain prescription drug benefits under Medicare.

Certain employees are covered under legacy benefit provisions that include prescription drug coverage for Medicare-eligible retirees. In order to coordinate this coverage with the Act, the Corporation plans to complete a strategic review of its postretirement plans during the two year transitional period provided in the Act. In accordance with FASB Staff Position FAS 106-1, the benefit obligation and net periodic benefit cost do not reflect any potential effects of the Act. Since the Corporation has already taken steps to limit its postretirement medical benefits, any reductions in postretirement benefit costs resulting from the Act are not expected to be material.

The Corporation uses a November 30 measurement date for a majority of its postretirement benefit plans.

IN MILLIONS OF DOLLARS	2003	2002
Change in Benefit Obligation:
Beginning balance	$997	$1,040
Service cost	8	11
Interest cost	65	73
Actuarial loss	77	16
Total benefits paid	(127)	(114)
Net settlement and curtailment loss (gain)	8	(59)
Other	37	30

Ending balance	$1,065	$997

Change in Plan Assets:
Beginning balance	$53	$62
Actual return on plan assets	4	(1)
Employer contributions	7	1
Benefits paid from plan assets	(14)	(13)
Other	5	4

Ending balance	$55	$53

Funded status	$(1,010)	$(944)
Unrecognized net actuarial gain	(8)	(102)
Unrecognized prior service cost	(74)	(94)
Unrecognized net obligation at transition	—	—

Net amount recognized	$(1,092)	$(1,140)

Amounts Recognized in the Consolidated Balance Sheet Consist of:
Accrued benefit liability	$(1,092)	$(1,140)

IN MILLIONS OF DOLLARS	2003	2002	2001
Components of Net Periodic Benefit Cost:
Other Postretirement Benefits:
Service cost	$8	$11	$15
Interest cost	64	73	85
Expected return on plan assets	(4)	(5)	(7)
Amortization of prior service cost	(21)	(19)	(13)
Net settlement and curtailment gain	(15)	(57)	(3)

Net periodic other postretirement benefit cost	$32	$3	$77

Major assumptions used in determining the benefit obligation and net cost for postretirement plans are presented in the following table as weighted-averages:

	Benefit Obligation		Net Cost
	2003	2002	2003	2002	2001
Discount rate	6.3%	6.7%	6.7%	7.5%	7.5%
Expected return on plan assets	—	—	8.3%	9.6%	9.6%

Assumed health care cost trend rates are as follows:

	2003	2002
Health care cost trend rate assumed for next year	10%	10%
Rate that the cost trend rate gradually declines to	5%	5%
Year that the rate reaches the rate it is assumed to remain at	2014	2013

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

	2003 One-Percentage-Point
	Increase	Decrease
Effect on total service and interest cost	3	(3)
Effect on postretirement benefit obligation	38	(36)

Estimated Future Benefit Payments. Benefit payments, including net amounts to be paid from corporate assets, and reflecting expected future service, as appropriate, are expected to be paid as follows:

IN MILLIONS OF DOLLARS
2004	$93
2005	86
2006	85
2007	83
2008	79
2009-2013	346

STOCK-BASED COMPENSATION. The Corporation has long-term incentive plans authorizing various types of market and performance-based incentive awards, which may be granted to officers and employees. The Corporation’s Long-Term Incentive Plan provides for the annual grant of awards in an amount not to exceed 2% of the aggregate shares of Common Stock, treasury shares and potentially dilutive common shares for the preceding year. The Long-Term Incentive Plan has a ten year term from the date of the most recent shareowner approval and will expire April 24, 2005 unless extended by a majority vote of shareowners. In addition, up to 4 million options on Common Stock may be granted annually under the Corporation’s Employee Stock Option Plan. No more than 20 million shares, in the aggregate, may be granted after June 30, 2003 unless the plan is extended by a majority vote of shareowners.

A summary of the transactions under all plans for the three years ended December 31, 2003 follows:

	Stock Options		Other Incentive Shares/Units
SHARES AND UNITS IN THOUSANDS	Shares	Average Price
Outstanding at:
December 31, 2000	42,392	$40.93	483
Granted	8,255	75.60	78
Exercised/earned	(6,206)	26.83	(127)
Canceled	(1,292)	66.33	(40)

December 31, 2001	43,149	$48.85	394
Granted	10,313	65.18	280
Exercised/earned	(4,031)	32.01	(88)
Canceled	(1,383)	68.99	(16)

December 31, 2002	48,048	$53.19	570
Granted	6,612	62.75	47
Exercised/earned	(8,577)	36.58	(292)
Canceled	(993)	62.14	(3)

December 31, 2003	45,090	$57.55	322

Options in the above table include options issued in connection with business combinations.

The following table summarizes information about stock options outstanding and exercisable (in thousands) at December 31, 2003:

	Options Outstanding			Options Exercisable
Exercise Price	Shares	Average Price	Remaining Term	Shares	Average Price
$10.01-$25.00	3,032	$19.91	1.40	3,032	$19.91
$25.01-$40.00	6,722	35.01	3.10	6,722	35.01
$40.01-$55.00	5,095	52.00	4.40	5,082	47.09
$55.01-$70.00	20,506	63.86	7.60	5,223	58.00
$70.01-$85.00	9,733	74.43	6.50	3,385	70.52
$85.01-$100.00	2	85.80	9.80	—	—

In accordance with SFAS No. 123, “Accounting for Stock Issued to Employees,” the fair value of each stock option has been estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	2003	2002	2001
Risk-free interest rate	3.0%	4.4%	4.8%
Expected life	5 years	5 years	5 years
Expected volatility	39%	39%	36%
Expected dividend yield	1.8%	1.6%	1.3%

A table illustrating the effect on net income and earnings per share as if the Black-Scholes fair value method had been applied to long-term incentive plans is presented in Note 1.

The weighted-average grant date fair values of options granted during 2003, 2002 and 2001 were $20.82, $23.30 and $24.83, respectively.

[note 12] Restructuring

The Corporation may initiate restructuring actions which could involve workforce reductions, the consolidation of facilities or other actions the Corporation considers necessary in its ongoing efforts to reduce costs.

The accounting for costs associated with restructuring actions is dependent upon the nature of such costs. As a matter of practice, the Corporation provides severance and other termination benefits in the event of a workforce reduction. As appropriate, such costs are accrued at the time it becomes probable that a workforce reduction will occur and affected employees will collect benefits as required by SFAS No. 112, “Employers’ Accounting for Postemployment Benefits.”

2003 ACTIONS. During 2003, the Corporation recorded net pre-tax restructuring and related charges totaling $182 million in the Corporation’s segments as follows: Otis $65 million, Carrier $65 million, Pratt & Whitney $19 million, Flight Systems $23 million and Eliminations and other $10 million. These charges relate to ongoing cost reduction efforts, including workforce reductions and the consolidation of manufacturing facilities including Carrier’s

Syracuse, New York-based container refrigeration and compressor manufacturing operations and Otis’ Bloomington, Indiana-based manufacturing, distribution and field tool operations. Those operations will be consolidated into facilities in growing Asian and other markets. The charges included $126 million recorded in cost of sales, $31 million in selling, general and administrative expenses and $25 million in other income.

The 2003 actions are expected to result in net workforce reductions of approximately 4,000 hourly and salaried employees, the exiting of approximately 2.1 million square feet of facilities and the disposal of assets associated with the exited facilities. As of December 31, 2003, net workforce reductions of approximately 2,500 employees have been completed and one hundred thousand square feet of facilities have been exited. The majority of the remaining workforce and facility related cost reduction actions are targeted to be completed in 2004. A significant portion of the remaining square footage to be eliminated under the 2003 actions relates to the Syracuse, New York and Bloomington, Indiana facilities.

The following tables summarize the 2003 restructuring actions accrued by type and related activity and by total costs expected to be incurred by type and by segment:

IN MILLIONS OF DOLLARS	Severance and Related Costs	Asset Write- downs	Facility Exit and Lease Termination Costs	Total
Total accrued charges	$150	$8	$22	$180
Non-accruable costs	—	—	19	19
Prior period reversals	(17)	—	—	(17)

Net pre-tax restructuring charges	133	8	41	182
Utilization	(41)	(8)	(33)	(82)

Restructuring accruals at December 31, 2003	$92	$—	$8	$100

Prior period reversals are related to restructuring actions initiated in 2002 and 2001, primarily due to foreign currency translation.

Expected costs for the 2003 programs by type are as follows:

IN MILLIONS OF DOLLARS	Severance and Related Costs	Asset Write- downs	Facility Exit and Lease Termination Costs	Total
Expected costs	$182	$8	$127	$317
Costs incurred	(150)	(8)	(41)	(199)

Remaining costs	$32	$—	$86	$118

Expected costs for the 2003 programs by segment are as follows:

IN MILLIONS OF DOLLARS	Otis	Carrier	Pratt & Whitney	Flight Systems	Eliminations & Other	Total
Expected costs	$106	$124	$46	$31	$10	$317
Costs incurred	(71)	(65)	(27)	(26)	(10)	(199)

Remaining cost	$35	$59	$19	$5	$—	$118

2002 ACTIONS. During 2002, the Corporation recorded net pre-tax restructuring and related charges totaling $321 million. These charges related to ongoing cost reduction efforts, including workforce reductions and consolidation of manufacturing, sales and service facilities, and included $237 million recorded in cost of sales and $81 million in selling, general and administrative expenses.

The charges were recorded in the Corporation’s segments as follows: Otis $73 million, Carrier $114 million, Pratt & Whitney $80 million and Flight Systems $55 million. The charges included accruals of $203 million for severance and related employee termination costs, $48 million for asset write-downs, largely related to manufacturing assets and exiting facilities that will no longer be utilized, and $19 million for facility exit and lease termination costs. Additional charges associated with these restructuring actions totaling $51 million that were not accruable at the time were also recorded in 2002, primarily in the Carrier segment.

As of December 31, 2003, the 2002 actions have been completed substantially as planned having resulted in net workforce reductions of approximately 6,800 salaried and hourly employees, the exiting of approximately 1.6 million square feet of facilities and the disposal of assets associated with exited facilities.

[note 13] Foreign Exchange

The Corporation conducts business in many different currencies and, accordingly, is subject to the inherent risks associated with foreign exchange rate movements. The financial position and results of operations of substantially all of the Corporation’s foreign subsidiaries are measured using the local currency as the functional currency. Foreign currency denominated assets and liabilities are translated into U.S. dollars at the exchange rates existing at the respective balance sheet dates, and income and expense items are translated at the average exchange rates during the respective periods. The aggregate effects of translating the balance sheets of these subsidiaries are deferred as a separate component of shareowners’ equity. The Corporation had foreign currency net assets in more than forty currencies, aggregating $6.5 billion and $4.2 billion at December 31, 2003 and 2002, respectively.

The notional amount of foreign exchange contracts hedging foreign currency transactions was $4.9 billion and $2.9 billion at December 31, 2003 and 2002, respectively.

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

The non-shareowner changes in equity associated with hedging activity for the twelve months ended December 31, 2003 and 2002 were as follows:

IN MILLIONS OF DOLLARS	2003	2002
Balance at January 1	$4	$(23)
Cash flow hedging gain (loss), net	66	(6)
Net (gain) loss reclassified to sales or cost of products sold	(15)	33

Balance at December 31	$55	$4

Of the amount recorded in shareowners’ equity, a $75 million pre-tax gain is expected to be reclassified into sales or cost of products sold to reflect the fixed prices obtained from hedging within the next twelve months. Gains and losses recognized in earnings related to fair value hedges and the discontinuance or the ineffectiveness of cash flow hedges were immaterial for the years ended December 31, 2003 and 2002. At December 31, 2003, all derivative contracts accounted for as cash flow hedges mature by March 2006.

All derivative instruments are recorded on the balance sheet at fair value. At December 31, 2003 and 2002, the fair value of derivatives recorded as assets is $162 million and $58 million, respectively, and the fair value of derivatives recorded as liabilities is $56 million and $39 million, respectively. The Corporation uses derivatives to hedge forecasted cash flows associated with foreign currency commitments or forecasted commodity purchases which are accounted for as cash flow hedges. In addition, the Corporation uses derivatives, such as interest rate swaps which are accounted for as fair value hedges.

The carrying amounts and fair values of financial instruments at December 31 are as follows:

	2003		2002
IN MILLIONS OF DOLLARS	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial Assets and Liabilities
Marketable equity securities	$79	$79	$17	$17
Long-term receivables	128	125	155	151
Customer financing note receivables	439	425	301	299
Short-term borrowings	(669)	(669)	(197)	(197)
Long-term debt	(4,614)	(5,363)	(4,657)	(5,374)

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

The Corporation had outstanding financing and rental commitments totaling $1.2 billion at December 31, 2003. Risks associated with changes in interest rates on these commitments are mitigated by the fact that interest rates are variable during the commitment term and are set at the date of funding based on current market conditions, the fair value of the underlying collateral and the credit worthiness of the customers. As a result, the fair value of these financings is expected to equal the amounts funded.

The fair value of the commitment itself is not readily determinable and is not considered significant. Additional information pertaining to these commitments is included in Note 4.

[note 15] Guarantees

The Corporation extends a variety of financial guarantees to third parties. As of December 31, 2003 and 2002 the following financial guarantees were outstanding:

	2003		2002
IN MILLIONS OF DOLLARS	Maximum Potential Payment	Carrying Amount of Liability	Maximum Potential Payment	Carrying Amount of Liability
Credit facilities and debt obligations - unconsolidated subsidiaries (expire 2004 - 2011)	$191	$9	$259	$—
IAE’s financing arrangements (See Note 4)	1,406	22	1,232	22
Commercial aerospace financing arrangements (See Note 4)	160	36	164	26
Commercial customer financing arrangements	66	1	62	—

The Company also has obligations arising from sales of certain businesses and assets, including representations and warranties and related indemnities for environmental, health and safety, tax and employment matters. The maximum potential payment related to these obligations is not a specified amount as a number of the obligations do not contain financial caps. The carrying amount of liabilities related to these obligations was $191 million and $186 million at December 31, 2003 and 2002, respectively. For additional information regarding the environmental indemnifications see Note 16.

The Corporation accrues for costs associated with guarantees when it is probable that a liability has been incurred and the amount can be reasonably estimated. The most likely cost to be incurred is accrued based on an evaluation of currently available facts, and where no amount within a range of estimates is more likely, the minimum is accrued. In accordance with FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others,” for guarantees issued after December 31, 2002, the Corporation records a liability for the fair value of such guarantees in the balance sheet.

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

The changes in the carrying amount of service and product warranties and product performance guarantees for the years ended December 31, 2003 and 2002, are as follows:

IN MILLIONS OF DOLLARS	2003	2002
Balance as of January 1	$1,116	$1,177
Warranties and guarantees issued	448	385
Settlements made	(405)	(500)
Adjustments to provision	2	54

Balance as of December 31	$1,161	$1,116

[note 16] Commitments and Contingent Liabilities

LEASES. The Corporation occupies space and uses certain equipment under lease arrangements. Rental commitments of $1,059 million at December 31, 2003 under long-term noncancelable operating leases are payable as follows: $292 million in 2004, $227 million in 2005, $163 million in 2006, $114 million in 2007, $76 million in 2008 and $187 million thereafter.

Rent expense was $261 million in 2003, $214 million in 2002 and $204 million in 2001.

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

U.S. GOVERNMENT. The Corporation is now, and believes that in light of the current government contracting environment it will be, the subject of one or more government investigations. If the Corporation or one of its business units were charged with wrongdoing as a result of any of these investigations or other government investigations (including violations and certain environmental or export laws) it could be suspended from bidding on or receiving awards of new government contracts pending the completion of legal proceedings. If convicted or found liable, the Corporation could be fined and debarred from new government contracting for a period generally not to exceed three years. Any contracts found to be tainted by fraud could be voided by the Government.

The Corporation’s contracts with the U.S. Government are also subject to audits. Like many defense contractors, the Corporation has received audit reports which recommend that certain contract prices should be reduced to comply with various government regulations. Some of these audit reports involve substantial amounts. The Corporation has made voluntary refunds in those cases it believes appropriate and continues to litigate certain cases. In addition, the Corporation accrues for liabilities associated with those matters that are probable and can be reasonably estimated.

In the fourth quarter of 2003, the Corporation received a demand notice for $755 million from the U.S. Department of Defense (DoD) relating to an on-going dispute over Pratt & Whitney’s government cost accounting practices for engine parts received from its partners on certain commercial engine collaboration programs from 1984 to the present. The case is currently pending before the Armed Services Board of Contract Appeals (ASBCA).

Should the DoD ultimately prevail with respect to one or more of the significantly government contracting matters, the outcome could result in a material effect on the Corporation’s results of operations in the period the matter is resolved. However, the Corporation believes that the resolution of these matters will not have a material adverse effect on the Corporation’s results of operations, competitive position, cash flows or financial condition.

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

[note 17] Segment Financial Data

The Corporation’s operations are classified in five principal segments. During 2003, Chubb plc was acquired and added as one of the five segments. Those segments were generally determined based on the management of the businesses and on the basis of separate groups of operating companies, each with general operating autonomy over diversified products and services.

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

CHUBB products include fire suppression and detection systems, electronic security systems and service for a diversified international customer base principally in the commercial and residential property industries.

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

FLIGHT SYSTEMS provides global aerospace and industrial products and services through Hamilton Sundstrand and Sikorsky. Hamilton Sundstrand provides aerospace and industrial products for diversified industries. Aerospace products include aircraft power generation management and distribution systems, and environmental, flight and fuel control systems. Sikorsky products include military and commercial helicopters, aftermarket products and service.

Segment and geographic data include the results of all majority-owned businesses, consistent with the management reporting of these businesses. For certain of these subsidiaries, minority shareholders have rights which, under the provisions of EITF 96-16 “Investor’s Accounting for an Investee When the Investor Has a Majority of the Voting Interest but the Minority Shareholder or Shareholders Have Certain Approval or Veto Rights,” overcome the presumption of control. In the Corporation’s consolidated results, these subsidiaries are accounted for using the equity method of accounting. The participating rights granted by contract to minority shareholders that overcome the presumption of control include minority participation in the appointment, dismissal and compensation of senior management, approval of organizational structure changes, policies, annual operating and capital plans, including approval of merger and acquisition investment activities, and annual dividend plans. These and other participating rights that allow the minority shareholder to participate in decisions that occur as part of the ordinary course of business are represented through the minority shareholder’s ability to block actions proposed by the majority interest. Adjustments to reconcile segment reporting to consolidated results are included in “Eliminations and other,” which also includes certain small subsidiaries.

Segment information for the years ended December 31 follows:

Segment Information

	Total Revenues			Operating Profits
IN MILLIONS OF DOLLARS	2003	2002	2001	2003	2002	2001
Otis	$7,927	$6,811	$6,338	$1,377	$1,057	$847
Carrier	9,246	8,773	8,895	911	779	590
Chubb	1,136	—	—	55	—	—
Pratt & Whitney	7,505	7,645	7,679	1,125	1,282	1,308
Flight Systems	5,708	5,571	5,292	785	741	670

Total segment	31,522	28,800	28,204	4,253	3,859	3,415
Eliminations and other	(488)	(588)	(307)	(174)	(27)	25
General corporate expenses	—	—	—	(234)	(175)	(207)

Consolidated	$31,034	$28,212	$27,897	3,845	3,657	3,233

Interest expense				(375)	(381)	(426)

Income before income taxes and minority interests				$3,470	$3,276	$2,807

Goodwill amortization recorded in segment operating profits for the year ended December 31, 2001 is as follows: Otis – $30 million, Carrier – $74 million, Pratt & Whitney – $23 million, and Flight Systems – $103 million.

	Total Assets			Capital Expenditures			Depreciation & Amortization
IN MILLIONS OF DOLLARS	2003	2002	2001	2003	2002	2001	2003	2002	2001
Otis	$4,946	$4,144	$3,777	$77	$81	$80	$154	$138	$159
Carrier	7,720	7,431	7,202	89	94	226	182	189	248
Chubb	4,396	—	—	16	—	—	44	—	—
Pratt & Whitney	6,648	6,082	6,090	192	257	343	214	209	223
Flight Systems	8,478	8,005	7,724	138	127	125	167	169	259

Total segment	32,188	25,662	24,793	512	559	774	761	705	889
Eliminations and other	2,460	3,532	2,237	18	27	19	38	22	16

Consolidated	$34,648	$29,194	$27,030	$530	$586	$793	$799	$727	$905

SEGMENT REVENUES AND OPERATING PROFIT. Total revenues by segment include intersegment sales, which are generally made at prices approximating those that the selling entity is able to obtain on external sales. Operating profits by segment include income before interest expense, income taxes and minority interest.

Geographic Areas

	External Revenues			Operating Profits			Long-Lived Assets
IN MILLIONS OF DOLLARS	2003	2002	2001	2003	2002	2001	2003	2002	2001
United States operations	$16,988	$16,760	$17,109	$2,156	$2,289	$1,987	$8,675	$8,648	$8,489
International operations
Europe	7,150	5,573	4,716	970	690	570	4,984	1,547	1,188
Asia Pacific	4,505	3,647	3,420	722	573	416	1,663	1,428	1,404
Other	2,602	2,581	2,785	404	307	442	682	521	574
Eliminations and other	(211)	(349)	(133)	(407)	(202)	(182)	300	78	72

Consolidated	$31,034	$28,212	$27,897	$3,845	$3,657	$3,233	$16,304	$12,222	$11,727

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

Revenues from United States operations include export sales as follows:

IN MILLIONS OF DOLLARS	2003	2002	2001
Europe	$1,171	$1,422	$1,314
Asia Pacific	1,145	1,594	1,484
Other	1,013	1,037	1,149

	$3,329	$4,053	$3,947

GEOGRAPHIC LONG-LIVED ASSETS. Long-lived assets include net fixed assets and intangibles which can be attributed to the specific geographic regions.

MAJOR CUSTOMERS. Revenues include sales under prime contracts and subcontracts to the U.S. Government, primarily related to Pratt & Whitney and Flight Systems products, as follows:

IN MILLIONS OF DOLLARS	2003	2002	2001
Pratt & Whitney	$3,025	$2,489	$1,708
Flight Systems	$2,196	$2,015	$2,037

[note 18] Subsequent Events (Unaudited)

In January 2004, the Corporation received a $250 million payment from DaimlerChrysler. In consideration for this payment, the Corporation has released DaimlerChrysler from certain commitments previously made in support of MTU Aero Engines GmbH. The Corporation expects to use this first quarter gain for additional cost reduction actions across the businesses.

In February 2004, Carrier announced its intent to close its McMinnville, Tennessee manufacturing facility. The total cost of this action is expected to be approximately $120 million. During the first quarter of 2004, the Corporation expects to record charges of approximately $60 million related to this action primarily attributable to severance related costs and accelerated depreciation and asset writeoffs.

Selected Quarterly Financial Data (Unaudited)

	2003 Quarters				2002 Quarters
IN MILLIONS OF DOLLARS, EXCEPT PER SHARE AMOUNTS	First	Second	Third	Fourth	First	Second	Third	Fourth
Sales	$6,653	$7,708	$7,875	$8,487	$6,321	$7,271	$7,250	$7,138
Gross margin	1,787	2,089	2,162	2,177	1,836	2,081	2,012	1,890
Net income	502	632	639	588	467	624	612	533
Earnings per share of Common Stock:
Basic	$1.05	$1.33	$1.34	$1.21	$.97	$1.30	$1.28	$1.11
Diluted	$1.00	$1.26	$1.27	$1.16	$.92	$1.23	$1.21	$1.06

Comparative Stock Data

	2003			2002
	High	Low	Dividend	High	Low	Dividend
Common Stock
First quarter	$66.21	$54.15	$.245	$77.25	$59.37	$.245
Second quarter	$73.51	$58.75	$.270	$75.00	$64.85	$.245
Third quarter	$80.25	$71.29	$.270	$71.00	$55.98	$.245
Fourth quarter	$95.54	$79.88	$.350	$65.83	$49.19	$.245

The Corporation’s Common Stock is listed on the New York Stock Exchange. The high and low prices are based on the Composite Tape of the New York Stock Exchange. There were approximately 26,000 common shareowners of record at December 31, 2003.

DIRECTORS

Board of Directors		Permanent Committees

Betsy J. Bernard Former President AT&T Corporation (Telecommunications)	Stephen F. Page Vice Chairman and Chief Financial Officer	Audit Committee Frank P. Popoff, Chairman Jamie S. Gorelick Richard D. McCormick Harold McGraw III André Villeneuve H. A. Wagner

George David Chairman and Chief Executive Officer	Frank P. Popoff Retired Chairman and Chief Executive Officer The Dow Chemical Company (Chemicals and Chemical Products)	Compensation & Executive Development H. A. Wagner, Chairman Jean-Pierre Garnier Charles R. Lee Richard D. McCormick Frank P. Popoff

Jean-Pierre Garnier Chief Executive Officer GlaxoSmithKline plc (Pharmaceuticals)	H. Patrick Swygert President Howard University	Executive Committee George David, Chairman Charles R. Lee Stephen F. Page Frank P. Popoff H. A. Wagner

Jamie S. Gorelick Partner Wilmer Cutler Pickering LLP	André Villeneuve Chairman Euronext.LIFFE (London Futures and Derivatives Exchange)	Finance Committee Charles R. Lee, Chairman George David Jamie S. Gorelick Stephen F. Page Frank P. Popoff H. Patrick Swygert André Villeneuve Christine Todd Whitman

Charles R. Lee Retired Chairman and Co-Chief Executive Officer Verizon Communications (Telecommunications)	H. A. Wagner Retired Chairman Air Products and Chemicals, Inc. (Industrial Gases and Chemicals)	Committee on Nominations and Governance Richard D. McCormick, Chairman Betsy J. Bernard Jean-Pierre Garnier Charles R. Lee H. Patrick Swygert H. A. Wagner

Richard D. McCormick Honorary Chairman International Chamber of Commerce (ICC)	Christine Todd Whitman Former EPA Administrator and Former Governor of New Jersey	Public Issues Review Committee Jean-Pierre Garnier, Chairman Betsy J. Bernard Jamie S. Gorelick Harold McGraw III H. Patrick Swygert André Villeneuve Christine Todd Whitman
Harold McGraw III Chairman, President and Chief Executive Officer The McGraw-Hill Companies (Global Information Services)

LEADERSHIP

Mario Abajo President, South Europe, Middle East and Western Asia, Otis	Jean Colpin Director, United Technologies Research Center	George H. Jamison Vice President, Communications	Joseph R. Ornelas Vice President, Engineering & Technology, Hamilton Sundstrand

David Adler Senior Vice President, Worldwide Customer Service, Sikorsky	Halsey Cook President, North America Residential, Carrier	Todd Kallman Vice President, Corporate Strategy & Development	Stephen F. Page Vice Chairman and Chief Financial Officer

Tesfaye Aklilu Vice President, Quality	Geraud Darnis President, Carrier	Edwin W. Laprade President, Industrial, Hamilton Sundstrand	Eric Patry President, Continental Europe, Chubb

Ted F. Amyuni Senior Vice President, Operations, Carrier	George David Chairman and Chief Executive Officer	John P. Leary Vice President, Employee Relations	Jeffrey P. Pino Senior Vice President, Marketing & Commercial Programs, Sikorsky

Alain M. Bellemare President, Pratt & Whitney Canada	John Doucette Vice President and Chief Information Officer	Robert Leduc Executive Vice President and Chief Operating Officer, Pratt & Whitney and President, Large Commercial Engines	Carlos Renck President, Latin America, Carrier

Richard H. Bennett, Jr. Vice President, Environment, Health & Safety	Thomas E. Farmer President, Military Engines, Pratt & Whitney	Patrick L’Hostis President, Europe, Middle East and Africa, Carrier	Jürgen Reuning President, Central and East Europe, Otis

Todd Bluedorn President, North America Commercial, Carrier	Stephen N. Finger President, Sikorsky	Richard Laubenstein President, Carrier Transicold	Jeffrey P. Rhodenbaugh President, Commercial Refrigeration, Carrier

Ari Bousbib President, Otis	James E. Geisler Vice President, Finance	Arthur W. Lucas Senior Vice President, Engineering, Pratt & Whitney	Olivier J. Robert President, Chubb

John W. Boyd Vice President, Operations, Hamilton Sundstrand	James L. Gingrich President, Flight Systems and Services, Hamilton Sundstrand	Paul W. Martin Senior Vice President, U.S. Government & Advanced Programs, Sikorsky	Thomas I. Rogan Vice President, Treasurer

Kent L. Brittan Vice President, Supply Management	Patrick J. Gnazzo Vice President, Business Practices	Ronald F. McKenna President, Hamilton Sundstrand	William H. Trachsel Senior Vice President and General Counsel

William M. Brown President, Asia Pacific, Carrier	Bruno Grob President, North Europe, Otis	Raymond J. Moncini President, North and South America, Otis	Tobin J. Treichel Vice President, Tax

William L. Bucknall, Jr. Senior Vice President, Human Resources and Organization	Anthony J. Guzzi President, Carrier Distribution & Service	Larry O. Moore Senior Vice President, Module Centers and Operations, Pratt & Whitney	Joseph E. Triompo President, Engine and Control Systems, Hamilton Sundstrand

John F. Cassidy, Jr. Senior Vice President, Science and Technology	Ruth R. Harkin Senior Vice President, International Affairs and Government Relations	Robert R. Moore Senior Vice President, Production Operations, Sikorsky	Debra A. Valentine Vice President, Secretary and Associate General Counsel

Tony Chamberlain President, Australasia, Chubb	Gregory J. Hayes Vice President, Accounting and Control		Jan van Dokkum President, UTC Power

Louis R. Chênevert President, Pratt & Whitney	David P. Hess President, Aerospace Power Systems, Hamilton Sundstrand		Charles M. Vo President, North Asia Pacific, Otis

	Darryl Hughes President, Security Business, United Kingdom, Ireland & South Africa, Chubb		Randal E. Wilcox President, South Asia Pacific, Otis

Tadayuki Inoue President, Japan, Otis

SHAREOWNER INFORMATION

Corporate Office

United Technologies Corporation One Financial Plaza Hartford, Connecticut 06103 Telephone 1-860-728-7000	Dividends Dividends if declared are usually paid on the 10th day of March, June, September and December.

Shareowner Information Services

Our Internet and telephone services give shareowners fast access to UTC financial results. The 24-hour-a-day, toll-free telephone service includes recorded summaries of UTC’s quarterly earnings information and other company news. Callers also may request copies of our quarterly earnings and news releases, by either fax or mail, and obtain copies of the UTC Annual Report and Form 10-K.

This annual report is made available to shareowners in advance of the annual meeting of shareowners to be held at 2:00 p.m., April 14, 2004, at the Pratt & Whitney Space Propulsion facility in Jupiter, Florida. The proxy statement will be made available to shareowners on or about February 27, 2004, at which time proxies for the meeting will be requested.

Electronic Access

Shareowners of record may sign up at the following Website for electronic access to future annual reports and proxy materials, rather than receiving mailed copies:http://www.econsent.com/utx

To access the service, dial 1-800-881-1914 from any touch-tone phone and follow the recorded instructions.

Information about UTC, including financial information, can be found at our Website: http://www.utc.com.	Your enrollment is revocable until each year’s record date for the annual meeting. Beneficial shareowners may be able to request electronic access by contacting your broker or bank, or ADP at www.utc.com/investors/econsent/ics.htm.

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

Stock Listing New York, London, Paris, Frankfurt, Brussels and Swiss Stock Exchanges	Additional Information Shareowners may obtain a copy of the United Technologies Report on Form 10-K for 2003 filed with the Securities and Exchange Commission by writing to:	Environmentally Friendly Report This annual report is printed on recycled and recyclable paper.

Ticker Symbol: UTX	Corporate Secretary United Technologies Corporation One Financial Plaza Hartford, Connecticut 06103

Transfer Agent and Registrar

EquiServe Trust Company, N.A., is the transfer agent, registrar and dividend disbursing agent for UTC’s Common Stock. Questions and communications regarding transfer of stock, replacement of lost certificates, dividends and address changes and the Dividend Reinvestment and Stock Purchase Plan should be directed to:

	For additional information about the Corporation please contact Investor Relations at the above corporate office address, or visit our Website at http://www.utc.com.	WWW.UTC.COM WWW.CARRIER.COM WWW.CHUBBPLC.COM WWW.HAMILTONSUNDSTRANDCORP.COM WWW.OTIS.COM WWW.PRATT-WHITNEY.COM WWW.SIKORSKY.COM WWW.UTC POWER.COM

EquiServe Trust Company, N.A. P.O. Box 43069 Providence, RI 02940-3069 Telephone: 1-800-519-3111 Website: http://www.equiserve.com

TDD: 1-800-952-9245 Telecommunications device for the hearing impaired.