Form 10-K, Exhibit 13
period 2004-12-31
UNITED TECHNOLOGIES CORP /DE/
filed 2005-02-10
CIK 101829

Exhibit 13

Five Year Summary

IN MILLIONS OF DOLLARS, EXCEPT PER SHARE AMOUNTS	2004	2003	2002	2001	2000
For the year
Revenues	$37,445	$31,034	$28,212	$27,897	$26,583
Research and development	1,256	1,027	1,191	1,254	1,302
Net income	2,788	2,361	2,236	1,938	1,808
Earnings per share:
Basic:
Net earnings	5.62	4.93	4.67	4.06	3.78
Net earnings adjusted for SFAS No. 142				4.51	4.18
Diluted:
Net earnings	5.52	4.69	4.42	3.83	3.55
Net earnings adjusted for SFAS No. 142				4.25	3.92
Cash dividends per common share	1.40	1.14	.98	.90	.825
Average number of shares of Common Stock outstanding:
Basic	496.4	473.8	472.4	470.2	470.1
Diluted	505.4	502.9	505.6	505.4	508.0
Cash flow from operations	3,699	2,875	2,853	2,976	2,631
Voluntary pension contributions (1)	906	994	530
Capital expenditures	795	530	586	793	937
Acquisitions, including debt assumed	1,295	2,305	424	525	1,340
Share repurchase	992	401	700	599	800
Dividends on Common Stock (3)	660	533	462	423	387

At year end
Working capital	$2,575	$2,069	$4,050	$3,094	$1,864
Total assets	40,035	35,274	29,784	27,571	25,861
Long-term debt, including current portion	4,271	4,632	4,676	4,371	3,772
Total debt	5,591	5,301	4,873	4,959	4,811
Debt to total capitalization	29%	31%	37%	37%	39%
ESOP Preferred Stock, net (2)			428	429	432
Shareowners’ equity	14,008	11,707	8,355	8,369	7,662

Number of employees	209,700	203,300	155,000	152,000	153,800

Note: During 2003, UTC acquired Chubb plc, which is reported as a separate segment.

(1)	Represents cash contributions, in addition, during 2002 and 2001, UTC contributed Treasury Stock of $253 million and $247 million, respectively, to its domestic defined benefit pension plans.

(2)	During 2003, UTC converted all of its outstanding shares of ESOP Preferred Stock into Common Stock.

(3)	Excludes dividends paid on ESOP stock.

Certain reclassifications have been made to prior year amounts to conform to the current year presentation.

Management’s Discussion and Analysis

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Business Overview

UTC is a global provider of high technology products and services to the building systems and aerospace industries. Its operations are classified into six principal segments: Otis, Carrier, Chubb, Pratt & Whitney, Hamilton Sundstrand and Sikorsky Aircraft (Sikorsky). Otis, Carrier and Chubb serve customers in the commercial and residential property industries worldwide. Carrier also serves commercial and transport refrigeration customers. Pratt & Whitney, Hamilton Sundstrand and Sikorsky primarily serve commercial and government customers in the aerospace industry and also serve customers in industrial markets. Revenues from industrial markets are included in “commercial and industrial” in the table below. The percentage of consolidated revenues contributed in 2004 and 2003 by UTC’s businesses is as follows:

	2004	2003
Commercial and industrial	64%	61%
Military aerospace	18%	20%
Commercial aerospace	18%	19%

	100%	100%

In 2004 and 2003, approximately 58% and 57%, respectively, of UTC’s sales were generated from original equipment sales and 42% and 43%, respectively, were generated from aftermarket sales. UTC’s segment operating results are discussed in the Segment Review and Note 16 of the Notes to Consolidated Financial Statements.

UTC’s earnings growth strategy contemplates organic revenue growth, investments in acquisitions, new product development and product improvements.

In December 2004, UTC announced its offer to purchase 100% of the outstanding shares of Kidde plc for approximately $3.0 billion. Kidde is a U.K.– based provider of fire safety products and services, including aircraft fire protection systems, with operations in 29 countries. Kidde distributes products and services globally to commercial, industrial, aerospace and retail customers and reported 2003 revenue of approximately $1.5 billion. UTC’s offer is subject to customary conditions, including acceptance of the offer by Kidde shareholders, approval by relevant regulatory agencies and compliance with applicable filing requirements and other regulations. The transaction is expected to close at the end of the first quarter 2005. In 2004 and 2003, UTC invested $1.3 billon and $2.3 billion, including debt assumed of $220 million and $1.2 billion, respectively, in the acquisition of businesses. UTC invested in acquisitions across all its operations in 2004, including its initial purchases of Kidde shares ($450 million) and the acquisition of the commercial refrigeration business of Linde AG (Linde) ($324 million). Linde, headquartered in Germany, has annual sales of approximately $1 billion and its operations include manufacturing facilities in Europe, Asia and South America. In 2003, UTC acquisitions consisted primarily of its $2.0 billion acquisition of Chubb. The rate and extent to which appropriate acquisition opportunities are available and the rate at which acquired businesses are integrated and anticipated synergies and cost savings are achieved can affect UTC’s operations and results.

In addition, UTC invested $632 million and $182 million in 2004 and 2003, respectively, in restructuring actions across its businesses. For additional discussion of acquisitions and restructuring, see “Liquidity and Financing Commitments”, “Restructuring and Other Costs” and Notes 2 and 11 to the Consolidated Financial Statements.

Business Environment

As worldwide businesses, UTC’s operations are affected by global, regional and industry economic and political factors. However, UTC’s geographic and industry diversity, as well as the diversity of its product sales and services, has helped limit the impact of any one industry or the economy of any single country on the consolidated operating results. Economic conditions in the commercial airline industry, global refrigeration industries, commercial heating, ventilating and air conditioning (HVAC) and commercial construction markets improved and had an overall positive impact on UTC’s consolidated operating results in 2004. Strength in commercial construction markets and continued growth in the airline revenue passenger miles are expected to contribute positively to UTC’s results in 2005.

Revenues from outside the U.S., including U.S. export sales, in dollars and as a percentage of total segment revenues, are as follows:

IN MILLIONS OF DOLLARS	2004	2003	2002	2004	2003	2002
Europe	$9,396	$7,150	$5,573	25%	23%	19%
Asia Pacific	5,723	4,505	3,647	15%	14%	13%
Other Foreign	3,296	2,602	2,581	9%	8%	9%
U.S. Exports	3,563	3,329	4,053	10%	11%	14%

International Segment Revenues	$21,978	$17,586	$15,854	59%	56%	55%

As part of its globalization strategy, UTC has invested in businesses in certain countries, including Argentina, Brazil, China, Russia and South Africa, that carry high levels of currency, political and economic risk. At December 31, 2004, UTC’s net investment in any one of these countries was less than 3% of consolidated shareowners’ equity.

During 2004, the favorable impact of translation of foreign currency-denominated operating results into U.S. dollars contributed $.18 of diluted earnings per share, largely due to the continued strengthening of the euro in relation to the U.S. dollar.

Government legislation, policies and regulations can have an impact on UTC’s worldwide operations. Government regulation of refrigerants and energy efficiency standards, elevator safety codes and fire protection regulations are important to the businesses of Carrier, Otis and Chubb, respectively. Government and market-driven safety and performance regulations, restrictions on aircraft engine noise and emissions and government procurement practices can impact UTC’s aerospace and defense businesses.

The OTIS, CARRIER and CHUBB segments comprise UTC’s commercial businesses and supply building system products and services globally. The financial performance of these segments can be influenced by a number of external factors including fluctuations in residential and commercial construction activity, interest rates, labor costs, foreign currency exchange rates, customer attrition, raw material costs and other global and political factors. Carrier’s financial performance can also be influenced by fuel prices, industry capacity, production and utilization of transport equipment, and in its residential business, weather conditions in seasonal periods.

During 2004, overall commercial construction starts in North America improved modestly over 2003 levels with continued growth expected in 2005. Building construction activity in Europe was mixed across the region but remained essentially flat overall. In Asia, construction activity continued to grow in China, but at a slightly slower pace, showed signs of weakening in South Korea, and remained essentially flat overall in the rest of the Asia Pacific region. Commodity costs increased in 2004 and these cost pressures are expected to continue into 2005.

OTIS is the world’s largest elevator and escalator manufacturing, installation and service company. Otis designs, manufactures, sells and installs a wide range of passenger and freight elevators, escalators and moving walkways. In addition to new equipment, Otis provides modernization products to upgrade elevators and escalators as well as maintenance services for the products it sells and those of other manufacturers. Otis serves an international customer base, principally in the commercial and residential property industries. In 2004, 79% of its revenues were generated outside the U.S.

CARRIER is the world’s largest manufacturer and distributor of heating, ventilating and air conditioning (HVAC) systems, refrigeration and food service equipment, and related controls, for residential, commercial, industrial and transportation applications. Carrier also provides aftermarket services and components for the products it sells and those of other manufacturers in both the HVAC and refrigeration industries. During 2004, 51% of Carrier’s revenues were generated outside the U.S. and by U.S. exports. In 2004, strength in housing starts favorably impacted North American residential operations and the transport refrigeration business remained strong. Global pricing trends and increased commodity costs are expected to continue to present challenges to the North American and international HVAC and commercial refrigeration markets in 2005. In response to commodity cost increases, Carrier has announced price increases on many of its products.

CHUBB is a global provider of security and fire protection products and services and was acquired by UTC on July 28, 2003. In the electronic security industry, Chubb provides system integration, installation and service of intruder alarms, access control systems and video surveillance systems. In the fire protection industry, Chubb provides system integration, installation and service of portable and fixed suppression systems and fire detection systems. Chubb also provides monitoring, response and security personnel services, including cash-in-transit security, to complement both the fire and electronic security equipment businesses. Chubb’s operations are predominantly outside the U.S. and Chubb holds significant business positions in the U.K., France, Hong Kong, Australia, Canada and South Africa. During 2004, 96% of Chubb’s revenues were generated outside the U.S.

The PRATT & WHITNEY, HAMILTON SUNDSTRAND and SIKORSKY segments comprise UTC’s aerospace businesses and produce and service commercial and government aerospace and defense products and also serve customers in industrial markets. The financial performance of these segments is directly tied to the aerospace and defense industries. Traffic growth, load factors, worldwide airline profits, and general economic activity have been reliable indicators for new aircraft and aftermarket orders in the aerospace industry. Spare part sales and aftermarket service trends are impacted by many factors including usage, pricing, regulatory changes and retirement of older aircraft. Performance in the general aviation sector is closely tied to the overall health of the economy and is positively correlated to corporate profits.

Conditions in the airline industry improved overall in 2004, with increased revenue passenger miles and increased large commercial and business jet new equipment demand. The commercial airline industry, however, continues to experience poor financial performance. As such, airlines and aircraft manufacturers will continue to pursue lower cost packages from their suppliers. Revenue passenger miles are expected to increase in 2005 and result in increased commercial aerospace volume in 2005.

UTC’s total sales to the U.S. Government increased in 2004 to $5.5 billion or 15% of total sales, compared with $5.3 billion or 17% of total sales in 2003 and $4.6 billion or 16% of total sales in 2002. The defense portion of UTC’s aerospace businesses is affected by changes in market demand and the global political environment. UTC’s participation in long-term production and development programs for the U.S. Government has contributed positively to UTC’s results in 2004 and is expected to continue to benefit results in 2005, but at lower levels than in 2004.

PRATT & WHITNEY is among the world’s leading suppliers of commercial, general aviation and military aircraft engines. Pratt & Whitney provides spare parts and aftermarket and fleet management services primarily for the engines it produces, along with power generation and space propulsion systems. These products and services must adhere to strict regulatory and market driven safety and performance standards. These standards, along with the long duration of aircraft engine programs, create uncertainty regarding engine program profitability. The aftermarket business is impacted by competition and technological improvements to newer generation engines that increase reliability. Pratt & Whitney continues to enhance its programs through performance improvement measures and product base expansion. Manufacturing and aftermarket operations are benefiting from restructuring actions aimed at improving efficiency and from selective acquisitions and ventures. Product base expansion includes Pratt & Whitney’s development of large commercial engines for the narrow-bodied and wide-bodied aircraft markets and small commercial engines that have already been selected for new light jet aircraft programs. Investments in new commercial engines involve significant financial risk due to the size of the investment required and the technical issues surrounding new engine development. In order to lessen its risk on engine development programs and to improve program economics, Pratt & Whitney has entered into collaboration arrangements. Pratt & Whitney is also positioned to deliver engines and aftermarket products and services for next generation fighter aircraft to both U.S. and foreign governments, including the Air Force’s F/A-22 and F-35 Joint Strike Fighter aircraft.

HAMILTON SUNDSTRAND is among the world’s leading suppliers of technologically advanced aerospace and industrial products and aftermarket services for diversified industries worldwide. Aerospace products include systems for power generation, management and distribution, and for flight, engine, fuel and environmental controls, auxiliary power units and propeller systems. Industrial products include air compressors, metering devices, fluid handling equipment and gear drives. Hamilton Sundstrand is responding to industry conditions by focusing on development of new product and service offerings, acquisitions and actions aimed at improving efficiency and aftermarket growth opportunities. Hamilton Sundstrand is engaged in development programs for a variety of new commercial and military aircraft platforms, including the design and development of significant systems for the Boeing 787 aircraft, as well as for the Airbus A380 commercial aircraft and the A400M military aircraft. Hamilton Sundstrand is also engaged in development contracts for NASA and its prime contractors for a variety of products for international space programs.

SIKORSKY is one of the world’s largest manufacturers of military and commercial helicopters and provides aftermarket helicopter and aircraft products and services. Sikorsky has responded to continued overcapacity among helicopter manufacturers by improving its cost structure, increasing the capabilities of its existing products, developing new products and expanding its aftermarket business. In its government business, Sikorsky continues to supply Black Hawk helicopters and their derivatives to the U.S. and foreign governments. In February 2004, Sikorsky, in a joint venture arrangement with Boeing, received notice of the U.S. Army’s decision to terminate the RAH-66 Comanche helicopter program as part of its reassessment of the Army’s aviation needs. Sikorsky began deliveries of the S-92 medium lift helicopter for the commercial market in 2004. Sikorsky is also developing the H-92, a military derivative of the S-92. In November 2004, Sikorsky signed contracts with the Canadian government for delivery and logistical support of 28 H-92 helicopters beginning in 2008.

Critical Accounting Estimates

Preparation of UTC’s financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Note 1 to the Consolidated Financial Statements describes the significant accounting policies used in preparation of the Consolidated Financial Statements. Management believes the most complex and sensitive judgments, because of their significance to the Consolidated Financial Statements, result primarily from the need to make estimates about the effects of matters that are inherently uncertain. The most significant areas involving management judgments and estimates are described below. Actual results in these areas could differ from management’s estimates.

LONG-TERM CONTRACT ACCOUNTING. UTC utilizes percentage of completion accounting on certain of its long-term contracts. The percentage of completion method requires estimates of future revenues and costs over the full term of product delivery.

Losses, if any, on long-term contracts are provided for when anticipated. Loss provisions on original equipment contracts are recognized to the extent that estimated inventoriable manufacturing, engineering, estimated product warranty and product performance guarantee costs exceed the projected revenue from the products contemplated under the contractual arrangement. Products contemplated under the contractual arrangement include products purchased under the contract and, in the aerospace businesses, required replacement parts that are purchased separately and subsequently for incorporation into the original equipment. Revenue projections used in determining contract loss provisions are based upon estimates of the quantity, pricing and timing of future product deliveries. Losses are recognized on shipment to the extent that inventoriable manufacturing costs, estimated warranty costs and product performance guarantee costs exceed revenue realized. The extent of progress toward completion on UTC’s long-term commercial aerospace equipment and helicopter contracts is measured using units of delivery. In addition, UTC uses the cost-to-cost method for development contracts in the aerospace businesses and for elevator and escalator installation and modernization contracts. For long-term aftermarket contracts revenue is recognized over the contract period in proportion to the costs expected to be incurred in performing services under the contract. Contract accounting also requires estimates of future costs over the performance period of the contract as well as an estimate of award fees and other sources of revenue.

Contract costs are incurred over a period of time, which can be several years, and the estimation of these costs requires management’s judgement. The long-term nature of these contracts, the complexity of the products, and the strict safety and performance standards under which they are regulated can affect UTC’s ability to estimate costs precisely. As a result, UTC reviews and updates its cost estimates on significant contracts on a quarterly basis, and no less than annually for all others, or when circumstances change and warrant a modification to a previous estimate. Adjustments to contract loss provisions are recorded in earnings upon identification.

INCOME TAXES. The future tax benefit arising from net deductible temporary differences and tax carryforwards is $2.6 billion at December 31, 2004 and $2.7 billion at December 31, 2003. Management believes that UTC’s earnings during the periods when the temporary differences become deductible will be sufficient to realize the related future income tax benefits. For those jurisdictions where the expiration date of tax carryforwards or the projected operating results indicate that realization is not likely, a valuation allowance is provided.

In assessing the need for a valuation allowance, UTC estimates future taxable income, considering the feasibility of ongoing tax planning strategies and the realizability of tax loss carryforwards. Valuation allowances related to deferred tax assets can be impacted by changes to tax laws, changes to statutory tax rates and future taxable income levels. In the event UTC were to determine that it would not be able to realize all or a portion of its deferred tax assets in the future, UTC would reduce such amounts through a charge to income in the period in which that determination is made. Conversely, if UTC were to determine that it would be able to realize its deferred tax assets in the future in excess of the net carrying amounts, UTC would decrease the recorded valuation allowance through an increase to income in the period in which that determination is made. Subsequently recognized tax benefits associated with valuation allowances recorded in a business combination will be recorded as an adjustment to goodwill.

UTC has exposures related to tax filings in the ordinary course of business. UTC periodically assesses its liabilities and contingencies for all tax years under audit based upon the latest information available. For those matters where it is probable that an adjustment will be asserted, UTC has recorded its best estimate of the tax liability, including related interest charges, in its Consolidated Financial Statements. See Notes 2 and 9 to the Consolidated Financial Statements for further discussion.

GOODWILL AND INTANGIBLE ASSETS. UTC’s investments in businesses in 2004 totaled $1.3 billion, including approximately $220 million of debt assumed. The assets and liabilities of acquired businesses are recorded under the purchase method of accounting at their estimated fair values at the dates of acquisition. Goodwill represents costs in excess of fair values assigned to the underlying net assets of acquired businesses. UTC has recorded goodwill of $10.1 billion at December 31, 2004 and $9.3 billion at December 31, 2003.

Goodwill and intangible assets deemed to have indefinite lives are not amortized, but are subject to annual impairment testing. The identification and measurement of goodwill impairment involves the estimation of the fair value of reporting units. The estimates of fair value of reporting units are based on the best information available as of the date of the assessment, which primarily incorporate management assumptions about expected future cash flows and contemplate other valuation techniques. Future cash flows can be affected by changes in industry or market conditions or the rate and extent to which anticipated synergies or cost savings are realized with newly acquired entities. Although no goodwill impairment has been recorded to date, there can be no assurances that future goodwill impairments will not occur. See Note 2 to the Consolidated Financial Statements for further discussion.

PRODUCT PERFORMANCE. UTC extends performance and operating cost guarantees beyond its normal service and warranty policies for extended periods on some of its products, particularly commercial aircraft engines. Liability under such guarantees is based upon future product performance and durability. In addition, UTC incurs discretionary costs to service its products in connection with product performance issues. UTC accrues for such costs that are probable and can be reasonably estimated. The costs associated with these product performance and operating cost guarantees require estimates over the full terms of the agreements, and require management to consider factors such as the extent of future maintenance requirements and the future cost of material and labor to perform the services. These cost estimates are largely based upon historical experience. See Note 14 to the Consolidated Financial Statements for further discussion.

CONTRACTING WITH THE U.S. GOVERNMENT. UTC’s contracts with the U.S. Government are subject to government oversight and audit. Like many defense contractors, UTC has received audit reports, which recommend that certain contract prices should be reduced to comply with various government regulations. Some of these audit reports have involved substantial amounts. UTC has made voluntary refunds in those cases it believes appropriate. In addition, UTC accrues for liabilities associated with those government contracting matters that are probable and can be reasonably estimated. The inherent uncertainty related to the outcome of these matters can result in amounts materially different from any provisions made with respect to their resolution. See Note 15 to the Consolidated Financial Statements

for further discussion. UTC recorded sales to the U.S. Government of $5.5 billion in 2004 and $5.3 billion in 2003.

EMPLOYEE BENEFIT PLANS. UTC and its subsidiaries sponsor domestic and foreign defined benefit pension and other postretirement plans. Major assumptions used in the accounting for these employee benefit plans include the discount rate, expected return on plan assets, rate of increase in employee compensation levels and health care cost increase projections. Assumptions are determined based on company data and appropriate market indicators, and are evaluated each year as of the plans’ measurement date. A change in any of these assumptions would have an effect on net periodic pension and postretirement benefit costs reported in the Consolidated Financial Statements.

Market interest rates declined in 2004 and as a result, the weighted-average discount rate used to measure pension liabilities and costs declined to 5.90%. Pension expense in 2005 is expected to be negatively impacted by this change and the amortization of prior investment losses. See Note 10 to the Consolidated Financial Statements for further discussion.

Results of Operations

IN MILLIONS OF DOLLARS	2004	2003	2002
Sales	$36,700	$30,723	$27,980
Financing revenues and other income, net	745	311	232

Revenues	$37,445	$31,034	$28,212

Consolidated revenues increased 21% in 2004 to $37.4 billion and increased 10% in 2003 to $31.0 billion. The 2004 and 2003 revenue increases reflect revenue contributed from acquisitions, (8% and 4%, respectively), primarily reflecting the July 2003 acquisition of Chubb, and the favorable impact of foreign currency translation (3% and 4%, respectively), primarily due to the continued strength of the euro in relation to the U.S. dollar.

The sales increase in 2004 reflects growth at Otis, Carrier, Pratt & Whitney, Hamilton Sundstrand and Sikorsky. Sales growth in 2003 reflects growth at Otis and Carrier and higher military revenues at Pratt & Whitney and Hamilton Sundstrand, partially offset by lower commercial aerospace volume and fewer helicopter shipments at Sikorsky.

Financing revenues and other income, net, increased $434 million (140%) in 2004 to $745 million and increased $79 million (34%) to $311 million in 2003. The 2004 increase reflects a $250 million payment from DaimlerChrysler in consideration for UTC’s release of DaimlerChrysler from certain commitments previously made in support of MTU Aero Engines GmBH, approximately $170 million of pretax interest income associated with the favorable settlement of claims and other disputed items related to the 1986 to 1993 U.S. Federal tax audits, and an approximate $60 million gain associated with the disposition of an interest in a joint venture. The 2003 increase reflects a $50 million gain at Otis associated with the exchange of equity interests in China.

IN MILLIONS OF DOLLARS	2004	2003	2002
Gross margin	$9,479	$8,215	$7,819
Gross margin percent	25.8%	26.7%	27.9%

Gross margin (gross margin represents product and service sales less cost of product and services sold) decreased nine-tenths of a percentage point in 2004 to 25.8% due primarily to higher restructuring charges ($420 million) in 2004. Gross margin also reflects the impact of increased commodity costs ($200 million), primarily at Carrier and Otis, partially offset by margin improvement from higher commercial aerospace volume. Gross margin decreased 1.2 percentage points in 2003 to 26.7% due primarily to lower commercial aerospace spares volume and the absence of the approximately $100 million gain on the environmental insurance settlement recorded in 2002. These decreases were partially offset by margin improvement at Otis and lower restructuring charges ($111 million) in 2003.

IN MILLIONS OF DOLLARS	2004	2003	2002
Research and development — company funded	$1,256	$1,027	$1,191
Percent of sales	3.4%	3.3%	4.3%

UTC’s research and development spending includes both company and customer funded programs. Total research and development spending for UTC increased $234 million (9%) in 2004 to $2.8 billion and $227 million (10%) in 2003 to $2.6 billion.

        Company funded research and development increased $229 million (22%) in 2004 and decreased $164 million (14%) in 2003. Approximately 75% of the 2004 increase is due to increased spending on commercial engine programs at Pratt & Whitney. The remainder primarily reflects increases at Carrier and Hamilton Sundstrand. The 2003 decrease is primarily due to lower spending in the commercial aerospace businesses, a technology funding arrangement at Pratt & Whitney Canada and lower spending on Sikorsky’s S-92 program, which received U.S. Federal Aviation Administration type certification during the fourth quarter of 2002. Company funded research and development spending is subject to the variable nature of program development schedules.

In addition to company funded programs, customer funded research and development was $1,585 million in 2004, $1,580 million in 2003, and $1,189 million in 2002. The 2003 increase of $391 million is primarily attributable to UTC’s Joint Strike Fighter program.

Company funded research and development spending for the full year 2005 is expected to increase slightly over 2004 levels. Combined company and customer funded research and development spending in 2005 is expected to be slightly lower than 2004.

IN MILLIONS OF DOLLARS	2004	2003	2002
Selling, general and administrative	$4,498	$3,654	$3,203
Percent of sales	12.3%	11.9%	11.4%

Selling, general and administrative expenses increased $844 million (23%) in 2004 and $451 million (14%) in 2003. The 2004 increase primarily reflects the July 2003 acquisition of Chubb (12%), the impact of foreign currency translation, primarily at Carrier and Otis, and higher restructuring charges (1%). The 2003 increase reflects the acquisition of Chubb (9%), partially offset by approximately $50 million (2%) lower restructuring charges.

IN MILLIONS OF DOLLARS	2004	2003	2002
Interest expense	$363	$375	$381

Interest expense decreased $12 million (3%) in 2004 and $6 million (2%) in 2003. The decrease in 2004 is due primarily to lower average long-term borrowings in 2004.

	2004	2003	2002
Average interest rate during the year:
Short-term borrowings	4.9%	5.2%	9.4%
Total debt	6.3%	6.5%	6.9%

The average interest rate during 2004 on short-term borrowings was less than that of total debt primarily due to higher commercial paper balances. The weighted-average interest rate applicable to debt outstanding at December 31, 2004 was 3.3% for short-term borrowings and 5.9% for total debt.

	2004	2003	2002
Effective income tax rate	26.4%	27.1%	27.1%

The effective tax rate for 2004, 2003 and 2002 reflects the tax benefit associated with the lower tax rate on international earnings, which UTC intends to permanently reinvest outside the United States. In 2004, UTC reached a settlement with the Internal Revenue Service (IRS) and obtained final review by the U.S. Congress Joint Commission on Taxation related to claims and other disputed items related to the 1986 to 1993 Federal tax audits. The 2004 effective tax rate reflects an approximate $80 million reduction in tax expense as a result of this settlement.

As described in Note 9 to the Consolidated Financial Statements, the 2003 rate also benefits from a $448 million tax loss associated with a non-core business (3.9%) substantially offset by a reduced benefit (3.8%) from international activities attributable to a recognition of foreign taxes as deductions and not credits for U.S. income tax purposes. The tax loss was attributable to a worthless stock deduction UTC was entitled to in 2003, relating primarily to a diminution in value of its subsidiary, International Comfort Products, USA (ICP, USA) and other events that fixed the loss in 2003, which included the transfer of certain of ICP, USA’s assets to Carrier and the sale of ICP, USA to a third party. The third party sale of the ICP, USA assets did not result in a significant loss for financial accounting purposes.

The 2002 rate reflects the benefit of increased use of certain tax planning strategies, including utilization of a capital loss carryback.

In the normal course of business, UTC and its subsidiaries are examined by various tax authorities, including the IRS. The IRS is currently auditing UTC’s Federal income tax returns for the tax years 1994 to 1999. UTC expects the examination phase of these audits to be completed in 2005. However, timing of final settlement of these periods is contingent upon resolution of any disputed issues that may arise from the examination. Although the outcome of these matters cannot presently be determined, UTC believes adequate provision has been made for any potential unfavorable financial statement impact.

The American Jobs Creation Act, signed into law in October of 2004, provides UTC an opportunity to repatriate up to $500 million of reinvested foreign earnings and to claim an 85% dividend received deduction against the repatriated amount. UTC is evaluating the effects of the repatriation provision and expects to make a decision on implementation later in 2005.

UTC expects its effective income tax rate in 2005 to approximate 28%, before any impact from ongoing tax examinations or repatriation under the American Jobs Creation Act.

For additional discussion of income taxes, see “Critical Accounting Estimates – Income Taxes” and Note 9 to the Consolidated Financial Statements.

IN MILLIONS OF DOLLARS	2004	2003	2002
Net income	$2,788	$2,361	$2,236
Diluted earnings per share	$5.52	$4.69	$4.42

Net income and diluted earnings per share increased $427 million (18%) and $.83 per share (18%) in 2004 compared to the full year 2003 and increased $125 million (6%) and $.27 per share (6%) in 2003 compared to the full year 2002. The favorable impact of foreign currency translation contributed $.18 per share and $.23 per share in 2004 and 2003, respectively.

Restructuring and Other Costs

During 2004, UTC recorded net pre-tax restructuring and related charges totaling $632 million for new and ongoing restructuring actions. UTC recorded these charges in the segments as follows: Otis $144 million, Carrier $241 million, Pratt & Whitney $152 million, Hamilton Sundstrand $71 million, Sikorsky $9 million and Eliminations and other $15 million. The charges include $546 million in cost of sales, $74 million in selling, general and administrative expenses and $12 million in other income. As described below, these charges relate to actions initiated during 2004 and 2003. For a discussion of restructuring actions associated with business acquisitions, see Note 2 to the Consolidated Financial Statements.

2004 Actions During 2004, UTC initiated restructuring actions relating to ongoing cost reduction efforts, including workforce reductions and the consolidation of manufacturing, sales and service facilities including Carrier’s McMinnville, Tennessee commercial air conditioning and ventilation product manufacturing facility, Otis’ Stadthagen, Germany escalator manufacturing facility and Pratt & Whitney’s Space Propulsion facility located in San Jose, California. During 2004, net pre-tax restructuring and related charges, totaling $542 million, included $458 million recorded in cost of sales, $72 million in selling, general and administrative expenses and $12 million in other income. These charges were recorded in UTC’s segments as follows: Otis $120 million, Carrier $179 million, Pratt & Whitney $149 million, Hamilton Sundstrand $70 million, Sikorsky $9 million and Eliminations and other $15 million. These charges included $324 million for severance and related employee termination costs, $79 million for asset write-downs, including impairments, largely related to manufacturing assets and exiting facilities that will no longer be utilized, and $139 million for facility exit and lease termination costs.

The 2004 actions are expected to result in net workforce reductions of approximately 5,700 hourly and salaried employees, the exiting of approximately 5.9 million net square feet of facilities and the disposal of assets associated with the exited facilities. Approximately 60% of the total pre-tax charge will require cash payments, which will be primarily funded by cash generated from operations. UTC had pre-tax cash outflows related to the 2004 programs of approximately $136 million. Savings are expected to increase over a two-year period resulting in recurring pre-tax savings of approximately $290 million annually. As of December 31, 2004, net workforce reductions of approximately 3,500 employees have been completed and 1.0 million net square feet of facilities have been exited. The remaining workforce and facility related cost reduction actions are targeted for completion in 2005 and early 2006. A significant portion of the remaining square footage to be eliminated under the 2004 actions relates to facilities at Carrier and Pratt & Whitney. Additional restructuring and related charges of $128 million are expected to be incurred to complete these actions. As of December 31, 2004, $206 million of severance and related costs and $11 million of facility exit and lease termination accruals remain.

2003 Actions During 2004, UTC recorded net pre-tax restructuring and related charges of $90 million for actions initiated in 2003. These charges relate to ongoing cost reduction efforts, including workforce reductions and the consolidation of manufacturing, sales and service facilities including Carrier’s Syracuse, New York–based container refrigeration and compressor manufacturing operations and Otis’ Bloomington, Indiana-based manufacturing, distribution and field tool operations. The charges included $88 million recorded in cost of sales and $2 million in selling, general and administrative expenses. These charges were recorded in UTC’s segments as follows: Otis $24 million, Carrier $62 million, Pratt & Whitney $3 million and Hamilton Sundstrand $1 million. The charges included $21 million for severance and related employee termination costs and $69 million for facility exit and lease termination costs.

The 2003 actions are expected to result in net workforce reductions of approximately 4,200 hourly and salaried employees, the exiting of approximately 1.9 million net square feet of facilities and the disposal of assets associated with the exited facilities. Approximately 60% of the total pre-tax charge will require cash payments, which will be primarily funded by cash generated from operations. UTC had pre-tax cash outflows of approximately $94 million related to the 2003 programs during 2004. Savings are expected to increase over a two-year period resulting in recurring pre-tax savings of approximately $165 million annually. As of December 31, 2004, net workforce reductions of approximately 4,000 employees have been completed and 1.5 million net square feet of facilities have been exited. The balance of the remaining workforce and facility related cost reduction actions are targeted for completion through early 2005. As of December 31, 2004, the 2003 actions have been completed substantially as planned with approximately $6 million of expected costs remaining to be incurred during 2005. As of December 31, 2004, $13 million of severance and related costs and $7 million of facility exit and lease termination accruals remain.

2005 Actions UTC may initiate additional restructuring actions in 2005 through its continuing cost reduction efforts. No specific plans for significant new actions have been finalized at this time.

Segment Review

	Revenues			Operating Profits			Operating Profit Margin
IN MILLIONS OF DOLLARS	2004	2003	2002	2004	2003	2002	2004	2003	2002
Otis	$8,999	$7,927	$6,811	$1,504	$1,377	$1,057	16.7%	17.4%	15.5%
Carrier	10,636	9,246	8,773	879	911	779	8.3%	9.9%	8.9%
Chubb	2,881	1,136	—	138	55	—	4.8%	4.8%	—
Pratt & Whitney	8,303	7,505	7,645	1,143	1,125	1,282	13.8%	15.0%	16.8%
Hamilton Sundstrand	3,928	3,605	3,453	610	582	565	15.5%	16.1%	16.4%
Sikorsky	2,506	2,184	2,179	213	203	176	8.5%	9.3%	8.1%

Revenues, operating profits and operating profit margins of UTC’s principal segments include the results of all majority-owned subsidiaries, consistent with the management reporting of these businesses. For certain of these subsidiaries, minority shareholders have rights, which overcome the presumption of control. In UTC’s consolidated results, these subsidiaries are accounted for using the equity method of accounting. As a result of the adoption of FASB Interpretation No. 46R “Consolidation of Variable Interest Entities – an Interpretation of ARB No. 51,” certain of these subsidiaries are now consolidated. See Note 16 to the Consolidated Financial Statements for further discussion. Adjustments to reconcile segment reporting to consolidated results are included in “Eliminations and other,” which also includes certain small subsidiaries.

In the fourth quarter of 2004, UTC began to separately report Hamilton Sundstrand and Sikorsky. All prior periods have been restated to conform with the new reporting structure.

2004 Compared to 2003

OTIS revenues increased $1,072 million (14%) in 2004 reflecting increases in all geographic regions. The 2004 increase reflects the favorable impact of foreign currency translation (6%), new equipment and aftermarket volume growth (6%) and the impact of acquisitions (2%).

Otis operating profits increased $127 million (9%) in 2004 compared to 2003. The operating profit increase reflects profit improvement at constant currency (12%), primarily in Europe and Asia, and the favorable impact of foreign currency translation (7%), partially offset by higher restructuring charges (6%) and the absence in 2004 of an approximate $50 million (4%) non-cash gain in 2003 associated with an exchange of equity interests in China.

CARRIER revenues increased $1,390 million (15%). The 2004 increase reflects volume growth (9%), with North America HVAC contributing 45% of the increase, Asia-25%, transport refrigeration-20%, and Europe-10%, the favorable impact of foreign currency translation (3%) and the impact of acquisitions (3%), primarily reflecting the fourth quarter acquisition of Linde.

Carrier’s operating profits decreased $32 million (4%) in 2004. Higher restructuring costs (19%) and unfavorable commodity pricing (13%) in 2004 more than offset profit improvements from higher volume and factory productivity (24%), primarily attributable to the transport refrigeration, Europe and North America HVAC businesses, and the favorable impact of foreign currency translation (4%).

CHUBB revenues and operating profit for the full year of 2004 totaled $2,881 million and $138 million, respectively, compared to $1,136 million and $55 million reported for five months of 2003. Approximately 80% of the reported revenues and operating profit in 2004 and 2003 were contributed by fire and security services in Australasia, the United Kingdom and Continental Europe. Fire protection revenues increased in the last five months of 2004 compared to the same period in 2003, due largely to the favorable impact of foreign currency translation. Operating profit margin was relatively flat for the last five months of 2004 compared to the same period of 2003.

PRATT & WHITNEY revenues increased $798 million (11%) in 2004. The 2004 increase is due primarily to higher commercial aerospace revenues (9%), mainly related to higher engine shipments at Pratt & Whitney Canada and higher commercial aftermarket volume. Military aerospace revenues were relatively flat in 2004 compared to 2003.

Pratt & Whitney operating profits increased $18 million (2%) in 2004 due primarily to increased commercial aerospace profits (28%), reflecting higher volume at Pratt & Whitney Canada and higher volume, cost reduction and productivity in the commercial aftermarket business, partially offset by higher company funded research and development spending (15%) and higher restructuring charges (12%). The 2004 and 2003 results each reflect approximately $40 million of costs associated with a collaboration accounting matter.

HAMILTON SUNDSTRAND revenues increased $323 million (9%) in 2004. The increase was due to higher aerospace revenues (4%), and higher industrial revenues (4%), and the favorable impact of foreign currency translation of approximately 2%. The aerospace revenues reflect both higher original equipment and aftermarket volumes.

Hamilton Sundstrand operating profit increased $28 million (5%) in 2004. The operating profit increase was due primarily to higher aerospace profits (9%), and higher industrial profits (4%), partially offset by higher restructuring charges in 2004 (8%). The aerospace results reflect higher aftermarket volumes.

SIKORSKY revenues increased $322 million (15%) in 2004. The increase was due primarily to higher helicopter program revenues (11%) and aftermarket revenues (6%), partially offset by lower Comanche revenues (2%).

Sikorsky’s operating profit increased $10 million (5%) in 2004. The increase reflects the profit impact of the increased helicopter and aftermarket revenues (18%), offset by lower Comanche profits (9%) and higher restructuring charges (4%).

2003 Compared to 2002

OTIS revenues increased $1,116 million (16%) in 2003 reflecting increases in all geographic regions, particularly Asia and Europe. The revenue increase reflects the favorable impact of foreign currency translation (9%), the impact of acquisitions (2%), and volume growth within the businesses (5%). The favorable impact of foreign currency translation reflects the continued strength of the euro in relation to the U.S. dollar.

Otis operating profits increased $320 million (30%) in 2003. The operating profit increase reflects strong profit improvement in Asia and Europe, at constant currency, and the favorable impact of foreign currency translation (12%). Otis’ operating profit in 2003 also includes a non-cash gain of approximately $50 million (5%) associated with an exchange of certain equity interests in China. Restructuring and related charges at Otis were comparable in 2003 and 2002.

CARRIER revenues increased $473 million (5%) in 2003. The increase primarily reflects the favorable impact of foreign currency translation (4%) and growth in transport refrigeration (2%), which were partially offset by weakness in global commercial HVAC and North American commercial refrigeration. The favorable impact of foreign currency translation primarily reflects the strengthening of the euro in relation to the U.S. dollar.

Carrier’s operating profits increased $132 million (17%) in 2003. The increase reflects lower restructuring charges (6%), the favorable impact of foreign currency translation (5%) and (6%) attributable to higher volume in the transport refrigeration business and the benefits of cost reduction and productivity actions, partially offset by lower profits in commercial refrigeration and continued unfavorable pricing trends in global commercial HVAC.

CHUBB revenues and operating profits were $1,136 million and $55 million, respectively, for the five-month period ended December 31, 2003. Security services in Australasia, United Kingdom and Europe represent the majority of the reported revenue and operating profit for 2003.

PRATT & WHITNEY revenues decreased $140 million (2%) in 2003. The decrease was due primarily to decreased commercial aerospace volume (8%), reflecting lower commercial aftermarket and engine volume, which was largely offset by higher military aerospace revenues (8%), due primarily to higher development revenues.

Pratt & Whitney operating profits decreased $157 million (12%) in 2003, reflecting lower commercial aerospace profits (28%), due primarily to lower commercial aftermarket volume, and costs associated with a collaboration accounting matter (3%). These decreases were partially offset by the profit impact of increased military aerospace revenues (9%), and lower research and development costs (8%) primarily reflecting a technology funding arrangement at Pratt & Whitney Canada. The 2002 commercial aerospace profit also includes PW6000 costs which were partially offset by the favorable impact of commercial engine contract changes, both recorded in the first quarter of 2002.

HAMILTON SUNDSTRAND revenues increased $152 million (4%) in 2003. The increase reflects the favorable impact of foreign currency translation (3%) and higher industrial revenues (1%).

Hamilton Sundstrand operating profit increased $17 million (3%) in 2003. The operating profit increase reflects lower restructuring charges in 2003 (3%). The 2003 results also reflect lower aftermarket volumes, the favorable impact of a third quarter 2003 commercial contract termination and the estimated cost of a pending commercial litigation matter, the net impact of which were not material, and the favorable impact of foreign currency translation (2%).

SIKORSKY revenues increased $5 million (less than 1%) in 2003. The increase was due to higher aftermarket revenues (11%), resulting in part from the acquisition of Derco largely offset by lower helicopter program revenues (11%), primarily military.

Sikorsky’s operating profit increased $27 million (15%) in 2003. The increase was due to lower research and development spending, primarily reflecting lower S-92 post-certification spending.

Liquidity and Financing Commitments

IN MILLIONS OF DOLLARS	2004	2003
Cash and cash equivalents	$2,265	$1,623
Total debt	5,591	5,301
Net debt (total debt less cash)	3,326	3,678
Shareowners’ equity	14,008	11,707
Total capitalization (debt plus equity)	19,599	17,008
Net capitalization (debt plus equity less cash and cash equivalents)	17,334	15,385
Debt to total capitalization	29%	31%
Net debt to net capitalization	19%	24%

Management assesses UTC’s liquidity in terms of its ability to generate cash to fund its operating, investing and financing activities. Significant factors affecting the management of liquidity are: cash flows generated from operating activities, capital expenditures, customer financing requirements, investments in businesses, dividends, Common Stock repurchases, pension funding, adequacy of available bank lines of credit, and the ability to attract long-term capital with satisfactory terms.

OPERATING CASH FLOWS. Net cash provided by operating activities in 2004 was $3,699 million compared to $2,875 million in 2003. The increase is primarily due to improved operating performance in 2004, and a $250 million payment from the settlement with DaimlerChrysler in the first quarter of 2004 and lower cash contributions to UTC’s pension plans. Pre-tax cash outflows associated with restructuring and other actions, including costs not accruable or contemplated when the actions were initiated, were $230 million in 2004 and $246 million in 2003. UTC expects pre-tax cash outflows associated with restructuring actions to increase approximately 20% in 2005. In addition, pre-tax cash outflows associated with liabilities established in connection with acquisitions are expected to increase in 2005.

The funded status of UTC’s pension plans is dependent upon many factors, including returns on invested assets, level of market interest rates and levels of voluntary contributions to the plans. Declines in long-term interest rates have had a negative impact on the funded status of the plans. During 2004 and 2003, UTC made voluntary cash contributions of $906 million and $994 million, respectively, to its defined benefit pension plans. These contributions are reported as an increase in other assets in the Consolidated Balance Sheet. UTC can contribute cash or stock to these plans at its discretion within certain limits, and plans to make an additional $500 million of cash contributions in 2005. As of December 31, 2004, the total investment by the defined benefit pension plans in UTC’s securities is approximately 4% of total plan assets.

INVESTING CASH FLOWS. Cash used in investing activities was $1,762 million in 2004 compared to $1,761 million in 2003. The 2004 activity reflects investments in businesses of $1.1 billion, consistent with 2003 levels, a decrease in net customer financing requirements and higher capital expenditures. Cash spending for investments included spending across the businesses in 2004 and primarily included UTC’s initial purchase of slightly less than 20% of the outstanding shares of Kidde ($450 million) and Carrier’s fourth quarter acquisition of the Linde commercial refrigeration business ($324 million). The final purchase price of Linde is subject to many factors including finalization of the value of certain assets and liabilities and integration investments necessary to leverage scale across complementary refrigeration products and platforms. As of February 10, 2005, UTC continued to own slightly less than 20% of the outstanding shares of Kidde. UTC owned and had received valid tenders or agreements to tender as of February 10, 2005 with respect to approximately 79.82 percent of the issued Kidde shares. Cash spending for acquisitions in 2003 totaled $1.1 billion, primarily reflecting UTC’s acquisition of Chubb for approximately $900 million of cash and $1.1 billion of debt assumed. UTC expects total investments in businesses in 2005 to approximate $4 billion, including $2.5 billion for acquisition of the remaining shares of Kidde and $1.5 billion for other potential acquisitions. However, actual acquisition spending may vary depending upon the timing and availability of appropriate acquisition opportunities.

Capital expenditures increased $265 million in 2004 to $795 million and are expected to further increase in 2005 to again approximate depreciation levels.

Customer financing activities used net cash of $51 million in 2004, compared to $233 million in 2003, reflecting decreased customer requirements for financing. While UTC expects that customer financing will be a net use of cash in 2005, actual funding is subject to usage under existing customer financing arrangements. At December 31, 2004, UTC had financing and rental commitments of $838 million related to commercial aircraft, of which as much as $292 million may be required to be disbursed in 2005. UTC may also arrange for third-party investors to assume a portion of its commitments. Refer to Note 4 to the Consolidated Financial Statements for additional discussion of UTC’s commercial aerospace industry assets and commitments.

FINANCING CASH FLOWS. Net cash flow used in financing was $1,402 million in 2004 compared to $1,696 million in 2003, primarily reflecting lower debt repayments, due in part to repayment in 2003 of $1.1 billion of debt assumed in the Chubb acquisition, and increased commercial paper borrowings, partially offset by higher share repurchases. Financing cash outflows for 2004 and 2003 include UTC’s repurchase of 10.9 million and 5.9 million shares of Common Stock for $992 million and $401 million, respectively. Share repurchase continues to be a significant use of UTC’s cash flows and is expected to offset the dilutive effect of the issuance of stock and options under the stock-based employee benefit programs. In October 2002, UTC announced that the Board of Directors authorized the repurchase of up to 30 million shares. At December 31, 2004, approximately 8.5 million shares remain available for repurchase under the authorized program. UTC expects total share repurchases in 2005 to approximate $600 million; however, total repurchases may vary depending upon the level of other investing activities.

At December 31, 2004, UTC had credit commitments from banks under two revolving agreements. The first commitment, which totals $1.5 billion, serves as a back-up facility for issuance of commercial paper. In December 2004, UTC entered into a second 364 day revolving credit agreement for $2.5 billion in support of UTC’s offer to acquire Kidde in 2005. At December 31, 2004, there were no borrowings under the revolving credit agreements. In addition, at December 31, 2004, approximately $1.7 billion was available under short-term lines of credit with local banks at UTC’s various domestic and international subsidiaries.

At December 31, 2004, up to approximately $2 billion of additional debt and equity securities could be issued under shelf registration statements on file with the Securities and Exchange Commission.

Dividends paid on Common Stock increased in 2004 reflecting in part the Board of Directors’ approvals of a 10% and a 30% increase in its dividend payable, effective in the second and fourth quarters of 2003, to 27 and 35 cents per common share, respectively. In February 2005, the Board of Directors approved a 26% increase in its dividend payable in the first quarter of 2005.

During the fourth quarter of 2003, the 10.6 million convertible preferred shares held in the Employee Stock Ownership Plan (ESOP) were converted to 42.5 million of common shares. The conversion had no effect on diluted earnings per share and slightly decreased the debt-to-capital ratio as shares were reclassified as equity.

UTC’s shareowners’ equity is impacted by a variety of factors, including those items that are not reported in earnings but are reported directly in equity, such as foreign currency translation, minimum pension liability adjustments, unrealized holding gains and losses on available-for-sale securities and cash flow hedging transactions. See the Consolidated Statement of Changes in Shareowners’ Equity for information on such non-shareowners’ changes.

UTC manages its worldwide cash requirements considering available funds among the many subsidiaries through which it conducts its business and the cost effectiveness with which those funds can be accessed. The repatriation of cash balances from certain of UTC’s subsidiaries could have adverse tax consequences; however, those balances are generally available without legal restrictions to fund ordinary business operations. UTC has and will continue to transfer cash from those subsidiaries to the parent and to other international subsidiaries when it is cost effective to do so.

UTC believes that existing sources of liquidity are adequate to meet anticipated borrowing needs at comparable risk-based interest rates for the foreseeable future. Although uncertainties in acquisition spending could cause modest variations at times, management anticipates that the level of debt to capital will remain generally consistent with recent levels. The anticipated level of debt to capital is expected to be sufficient to satisfy UTC’s various cash flow requirements, including acquisition spending, continued Common Stock repurchases and pension funding as needed.

Off-Balance Sheet Arrangements and Contractual Obligations

UTC extends a variety of financial guarantees to third parties in support of unconsolidated affiliates and for potential financing requirements of commercial aerospace customers. UTC also has obligations arising from sales of certain businesses and assets, including representations and warranties and related indemnities for environmental, health and safety, tax and employment matters. Circumstances that could cause the contingent obligations and liabilities arising from these arrangements to come to fruition are changes in an underlying transaction (e.g., hazardous waste discoveries, adverse tax audit, etc.), non-performance under a contract, customer requests for financing or deterioration in the financial condition of the guaranteed party.

A summary of UTC’s consolidated contractual obligations and commitments as of December 31, 2004 is as follows:

IN MILLIONS OF DOLLARS		Payments Due by Period
Contractual Obligations	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Long-term debt	$4,271	$40	$741	$472	$3,018
Operating leases	1,138	330	420	199	189
Purchase obligations	6,495	3,239	1,262	676	1,318
Other long-term liabilities	3,229	686	734	611	1,198

Total contractual obligations	$15,133	$4,295	$3,157	$1,958	$5,723

Purchase obligations include amounts committed under legally enforceable contracts or purchase orders for goods and services with defined terms as to price, quantity, delivery and termination liability. Approximately 38% of the purchase obligations disclosed above represent purchase orders for products to be delivered under firm contracts with the U.S. Government for which UTC has full recourse under normal contract termination clauses. In addition, as disclosed in Note 10 to the Consolidated Financial Statements, UTC expects to make $500 million of voluntary contributions to its pension plans in 2005, which have been excluded from the table above.

Other long-term liabilities primarily include those amounts on UTC’s December 31, 2004 balance sheet representing obligations under product service and warranty policies, performance and operating cost guarantees, estimated environmental remediation costs and payments under employee benefit programs. The timing of cash flows associated with these obligations are based upon management’s estimates over the terms of these agreements and are largely based upon historical experience.

IN MILLIONS OF DOLLARS		Amount of Commitment Expiration per Period
Commercial Commitments	Committed	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Commercial aerospace financing and rental commitments	$838	$292	$208	$253	$85
IAE financing arrangements	1,224	417	88	55	664
Unconsolidated subsidiary debt guarantees	160	127	8	—	25
Commercial aerospace financing arrangements	163	39	7	3	114
Commercial customer financing arrangements	61	61	—	—	—
Performance guarantees	111	29	55	27	—

Total commercial commitments	$2,557	$965	$366	$338	$888

Refer to Notes 4, 8, 14 and 15 to the Consolidated Financial Statements for additional discussion on contractual and commercial commitments.

Market Risk and Risk Management

UTC is exposed to fluctuations in foreign currency exchange rates, interest rates and commodity prices. To manage certain of those exposures, UTC uses derivative instruments, including swaps, forward contracts and options. Derivative instruments utilized by UTC in its hedging activities are viewed as risk management tools, involve little complexity and are not used for trading or speculative purposes. UTC diversifies the counterparties used and monitors the concentration of risk to limit its counterparty exposure.

UTC has evaluated its exposure to changes in foreign currency exchange rates, interest rates and commodity prices in its market risk sensitive instruments, which are primarily cash, debt and derivative instruments, using a value at risk analysis. Based on a 95% confidence level and a one-day holding period, at December 31, 2004, the potential loss in fair value of UTC’s market risk sensitive instruments was not material in relation to UTC’s financial position, results of operations or cash flows. UTC’s calculated value at risk exposure represents an estimate of reasonably possible net losses based on volatilities and correlations and is not necessarily indicative of actual results. Refer to Notes 1, 8, 12 and 13 to the Consolidated Financial Statements for additional discussion of foreign currency exchange, interest rates and financial instruments.

FOREIGN CURRENCY EXPOSURES. UTC has a large volume of foreign currency exposures that result from its international sales, purchases, investments, borrowings and other international transactions. International segment revenues, including U.S. export sales, averaged approximately $18 billion over the last three years. UTC actively manages foreign currency exposures that are associated with committed foreign currency purchases and sales and other assets and liabilities created in the normal course of business at the operating unit level. Exposures that cannot be naturally offset within an operating unit to an insignificant amount are hedged with foreign currency derivatives. UTC also has a significant amount of foreign currency net asset exposures. Currently, UTC does not hold any derivative contracts that hedge its foreign currency net asset exposures but may consider such strategies in the future.

UTC’s cash position includes amounts denominated in foreign currencies. UTC manages its worldwide cash requirements considering available funds among its many subsidiaries and the cost effectiveness with which these funds can be accessed. The repatriation of cash balances from certain of UTC’s subsidiaries could have adverse tax consequences. However, those balances are generally available without legal restrictions to fund ordinary business operations. UTC has and will continue to transfer cash from those subsidiaries to the parent and to other international subsidiaries, when it is cost effective to do so.

INTEREST RATE EXPOSURES. UTC’s long-term debt portfolio consists mostly of fixed-rate instruments. Due to recent declines in market interest rates, a portion of that portfolio is hedged with fixed for floating interest rate swaps. The hedges are designated as fair value hedges and the gains and losses on the swaps are reported in interest expense, reflecting that portion of interest expense at a variable rate. From time to time UTC issues commercial paper, which exposes UTC to changes in interest rates.

COMMODITY PRICE EXPOSURES. UTC is exposed to volatility in the prices of raw materials used in some of its products and uses forward contracts in limited circumstances to manage some of those exposures. The forward contracts are designated as hedges of the cash flow variability that results from the forecasted purchases. Gains and losses on those derivatives are deferred in other comprehensive income to the extent they are effective as hedges and reclassified into cost of products sold in the period in which the hedged transaction impacts earnings.

Environmental Matters

UTC’s operations are subject to environmental regulation by federal, state and local authorities in the U.S. and regulatory authorities with jurisdiction over its foreign operations. As a result, UTC has established, and continually updates, policies relating to environmental standards of performance for its operations worldwide. UTC believes that expenditures necessary to comply with the present regulations governing environmental protection will not have a material effect upon its competitive position, consolidated financial position, results of operations or cash flows.

UTC has identified approximately 494 locations, mostly in the United States, at which it may have some liability for remediating contamination. UTC does not believe that any individual location’s exposure will have a material effect on the results of operations of UTC. Sites in the investigation or remediation stage represent approximately 96% of UTC’s accrued environmental liability.

UTC has been identified as a potentially responsible party under the Comprehensive Environmental Response Compensation and Liability Act (CERCLA or Superfund) at approximately 106 sites. The number of Superfund sites, in and of itself, does not represent a relevant measure of liability because the nature and extent of environmental concerns vary from site to site and UTC’s share of responsibility varies from sole responsibility to very little responsibility. In estimating its liability for remediation, UTC considers its likely proportionate share of the anticipated remediation expense and the ability of other potentially responsible parties to fulfill their obligations.

At December 31, 2004, UTC had $436 million reserved for environmental remediation. Cash outflows for environmental remediation were $49 million in 2004, $32 million in 2003 and $42 million in 2002. UTC estimates that ongoing environmental remediation expenditures in each of the next two years will not exceed $60 million.

Government Matters

As described in the “Critical Accounting Estimates – Contracting with the U. S. Government,” UTC’s contracts with the U.S. Government are subject to audits. Such audits may recommend that certain contract prices should be reduced to comply with various government regulations. UTC is also the subject of one or more investigations and legal proceedings initiated by the U.S. Government with respect to government contract matters.

In one of these legal proceedings, UTC received a demand notice in 2003 for $755 million from the U.S. Department of Defense (DoD) relating to an ongoing dispute over Pratt & Whitney’s government cost accounting practices for engine parts received from its partners on certain commercial engine collaboration programs from 1984 to the present. This matter was previously disclosed by UTC and is described in Note 15 to the Consolidated Financial Statements. In July 2001, the U.S. Armed Services Board of Contract Appeals (ASBCA) ruled that Pratt & Whitney’s accounting for these parts was in compliance with U.S. Government Cost Accounting Standards (CAS). The DoD appealed the ruling to the Court of Appeals for the Federal Circuit and in January 2003, the Court reversed the ASBCA’s decision and remanded the case back to the ASBCA. The case is currently pending before the ASBCA.

In addition, and as previously disclosed, the U.S. Department of Justice (DOJ) filed a complaint against UTC in 1999 under the civil False Claims Act and other theories related to the “Fighter Engine Competition” between Pratt & Whitney’s F100 engine and GE’s F110 engine. The DOJ alleges that the Government overpaid for engines because Pratt & Whitney inflated certain costs and withheld data. The Government claims damages of $624 million. UTC believes this estimate is substantially overstated, denies any liability and is vigorously defending the matter. Trial of this matter was completed in December 2004 and a decision is expected in 2005. This matter is described in Note 15 to the Consolidated Financial Statements.

Should the U.S. Government ultimately prevail with respect to one or more of the significant government contracting matters, the outcome could result in a material effect on UTC’s results of operations in the period the matter is resolved. However, UTC believes that the resolution of these matters will not have a material adverse effect on UTC’s results of operations, competitive position, cash flows or financial condition.

As previously disclosed, the European Commission’s competition directorate conducted inspections in early 2004 at offices of UTC’s Otis subsidiary in Berlin, Brussels, Luxembourg and Paris. The inspections relate to the Commission’s ongoing investigation of possible unlawful collusive arrangements involving the elevator and escalator industry in Europe. UTC is cooperating fully with the Commission’s investigation. Based on the results of its own internal investigation, UTC believes that some Otis employees in limited European locations engaged in activities at a local level in violation of Otis and UTC policies, and may have violated applicable competition law. It is still too early in the Commission’s investigation for UTC to reasonably estimate the civil fines to which it would likely be subject. The aggregate amount of such fines, if ultimately imposed, could be material to UTC’s operating results for the period in which the liability would be recognized or cash flows for the period in which the fines would be paid. UTC does not believe that any such fines would have a material adverse effect on UTC’s financial condition, or that the resolution of this matter would have a material adverse effect on Otis’ competitive position.

Additional discussion of UTC’s environmental, U.S. Government contract matters, product performance and other contingent liabilities is included in “Critical Accounting Estimates” and Notes 1, 14 and 15 to the Consolidated Financial Statements. For additional discussion of UTC’s legal proceedings, see Item 3 “Legal Proceedings,” in UTC’s Form 10-K for 2004.

New Accounting Pronouncements

In December 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-Based Payment” (“SFAS 123R”). The standard, which is effective for awards issued after June 15, 2005, requires that all equity-based compensation be recorded in the financial statements at the grant date fair value. UTC has elected to adopt the standard as of January 1, 2005 as permitted by the early adoption provisions in the standard. UTC will utilize the modified retrospective transition alternative and will restate its financial statements in 2005 for all periods presented.

The impact of recording stock option expense on UTC and its segments, and the impact on certain line items on the Statement of Operations is as follows:

IN MILLIONS OF DOLLARS, EXCEPT PER SHARE AMOUNTS
	2004	2003
Otis	$29	$31
Carrier	33	44
Chubb	6	1
Pratt & Whitney	38	41
Hamilton Sundstrand	20	21
Sikorsky	13	13

Total segment option expense	139	151
Eliminations & other	3	6
General corporate expenses	27	41

Impact on income before income taxes and minority interest	169	198
Income taxes	54	73

Net income impact	$115	$125
Diluted earnings per share	$.23	$.25

The increase to stock option expense described in the above table was determined using the Black-Scholes valuation model as disclosed, on a pro forma basis, in Note 1 to UTC’s consolidated financial statements. UTC will utilize the binomial lattice fair value method, described in SFAS 123R, to value stock-based compensation beginning with awards granted in 2005. UTC expects its 2005 stock option expense to approximate 2004 levels. UTC does not expect the adoption of SFAS 123R to have a material impact on its cash flows or financial condition.

Cautionary Note Concerning Factors

That May Affect Future Results

This Annual Report contains statements which, to the extent they are not statements of historical or present fact, constitute “forward-looking statements” under the securities laws. From time to time, oral or written forward-looking statements may also be included in other materials released to the public. These forward-looking statements are intended to provide management’s current expectations or plans for the future operating and financial performance of UTC, based on assumptions currently believed to be valid. Forward-looking statements can be identified by the use of words such as: “believe,” “expect,” “plans,” “strategy,” “prospects,” “estimate,” “project,” “target,” “anticipate” and other words of similar meaning in connection with a discussion of future operating or financial performance. These include, among others, statements relating to:

•	Future earnings and other measurements of financial performance

•	Future cash flow and uses of cash

•	The effect of economic downturns or growth in particular regions

•	The effect of changes in the level of activity in particular industries or markets

•	The availability and cost of materials, components, services and supplies

•	The scope, nature or impact of acquisition activity and integration into UTC’s businesses

•	Product developments and new business opportunities

•	Restructuring costs and savings

•	The outcome of contingencies

•	Future repurchases of Common Stock

•	Future levels of indebtedness and capital spending

•	Pension plan assumptions and future contributions

All forward-looking statements involve risks and uncertainties that may cause actual results to differ materially from those expressed or implied in the forward-looking statements. For additional information identifying factors that may cause actual results to vary materially from those stated in the forward-looking statements, see UTC’s reports on Forms 10-K, 10-Q and 8-K filed with the Securities and Exchange Commission from time to time. UTC’s Annual Report on Form 10-K for 2004 includes important information as to risk factors in the “Business” section under the headings “Description of Business by Segment” and “Other Matters Relating to UTC’s Business as a Whole,” and in the “Legal Proceedings” section.

Management’s Report on Internal Control Over Financial Reporting

The management of UTC is responsible for establishing and maintaining an adequate system of internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Management has assessed the effectiveness of UTC’s internal control over financial reporting as of December 31, 2004. In making its assessment, management has utilized the criteria set forth by the Committee of Sponsoring Organizations (COSO) of the Treadway Commission in Internal Control – Integrated Framework. Management concluded that based on its assessment, UTC’s internal control over financial reporting was effective as of December 31, 2004. UTC management’s assessment of the effectiveness of UTC’s internal control over financial reporting as of December 31, 2004 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which appears on page 17.

/s/ George David	/s/ James E. Geisler
George David Chairman and Chief Executive Officer	James E. Geisler Vice President, Finance

/s/ Gregory J. Hayes
Gregory J. Hayes Vice President, Accounting & Control

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareowners of United Technologies Corporation:

We have completed an integrated audit of United Technologies Corporation’s 2004 consolidated financial statements and of its internal control over financial reporting as of December 31, 2004 and audits of its 2003 and 2002 consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Consolidated financial statements

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of cash flows and of changes in shareowners’ equity present fairly, in all material respects, the financial position of United Technologies Corporation and its subsidiaries at December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Corporation’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Internal control over financial reporting

Also, in our opinion, management’s assessment, included in the accompanying Management’s Report on Internal Control Over Financial Reporting, that the Corporation maintained effective internal control over financial reporting as of December 31, 2004 based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control—Integrated Framework issued by the COSO. The Corporation’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management’s assessment and on the effectiveness of the Corporation’s internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A corporation’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A corporation’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the corporation; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the corporation are being made only in accordance with authorizations of management and directors of the corporation; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the corporation’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PRICEWATERHOUSECOOPERS LLP

Hartford, CT

February 10, 2005

Consolidated Statement of Operations

IN MILLIONS OF DOLLARS, EXCEPT PER SHARE AMOUNTS	2004	2003	2002
Revenues
Product sales	$26,209	$22,363	$21,189
Service sales	10,491	8,360	6,791
Financing revenues and other income, net	745	311	232

	37,445	31,034	28,212

Costs and Expenses
Cost of products sold	20,385	17,084	15,717
Cost of services sold	6,836	5,424	4,444
Research and development	1,256	1,027	1,191
Selling, general and administrative	4,498	3,654	3,203

Operating Profit	4,470	3,845	3,657

Interest	363	375	381

Income before income taxes and minority interests	4,107	3,470	3,276
Income taxes	1,085	941	887
Minority interests in subsidiaries’ earnings	234	168	153

Net Income	$2,788	$2,361	$2,236

Earnings per Share of Common Stock
Basic	$5.62	$4.93	$4.67
Diluted	$5.52	$4.69	$4.42

See accompanying Notes to Consolidated Financial Statements

Consolidated Balance Sheet

IN MILLIONS OF DOLLARS, EXCEPT PER SHARE (SHARES IN THOUSANDS)	2004	2003
Assets
Cash and cash equivalents	$2,265	$1,623
Accounts receivable (net of allowance for doubtful accounts of $368 and $421)	6,315	5,187
Inventories and contracts in progress	5,006	4,420
Future income tax benefits	1,441	1,372
Other current assets	495	388

Total Current Assets	15,522	12,990
Customer financing assets	1,090	1,031
Future income tax benefits	1,124	1,283
Fixed assets	5,231	5,080
Goodwill	10,111	9,329
Intangible assets	2,016	1,895
Other assets	4,941	3,666

Total Assets	$40,035	$35,274

Liabilities and Shareowners’ Equity
Short-term borrowings	$1,320	$669
Accounts payable	3,490	2,612
Accrued liabilities	8,097	7,265
Long-term debt currently due	40	375

Total Current Liabilities	12,947	10,921
Long-term debt	4,231	4,257
Future pension and postretirement benefit obligations	4,595	4,752
Other long-term liabilities	3,344	2,928
Commitments and contingent liabilities (Notes 4 and 15)
Minority interests in subsidiary companies	910	709

Total Liabilities	26,027	23,567

Shareowners’ Equity:
Capital Stock:
Preferred Stock, $1 par value; Authorized- 250,000 shares; None issued or outstanding	—	—
Common Stock, $1 par value; Authorized- 2,000,000 shares; Issued 664,420 and 656,911 shares	7,159	6,587
Treasury Stock 153,322 and 142,849 common shares at cost	(6,312)	(5,335)
Retained earnings	14,569	12,527
Unearned ESOP shares	(256)	(273)
Accumulated other non-shareowners’ changes in equity:
Foreign currency translation	210	(304)
Minimum pension liability	(1,549)	(1,581)
Other	187	86

Total Accumulated Other Non-Shareowners’ Changes in Equity	(1,152)	(1,799)

Total Shareowners’ Equity	14,008	11,707

Total Liabilities and Shareowners’ Equity	$40,035	$35,274

See accompanying Notes to Consolidated Financial Statements

Consolidated Statement of Cash Flows

IN MILLIONS OF DOLLARS	2004	2003	2002
Operating Activities
Net income	$2,788	$2,361	$2,236
Adjustments to reconcile net income to net cash flows provided by operating activities:
Depreciation and amortization	978	799	727
Deferred income tax provision	209	254	318
Minority interests in subsidiaries’ earnings	234	168	153
Change in:
Accounts receivable	(346)	(26)	80
Inventories and contracts in progress	(144)	41	194
Other current assets	23	(14)	10
Accounts payable and accrued liabilities	380	55	(168)
Voluntary contributions to pension plans	(906)	(994)	(530)
Other, net	483	231	(167)

Net Cash Provided by Operating Activities	3,699	2,875	2,853

Investing Activities
Capital expenditures	(795)	(530)	(586)
Increase in customer financing assets	(309)	(458)	(386)
Decrease in customer financing assets	258	225	222
Business acquisitions	(1,075)	(1,097)	(402)
Dispositions of businesses	27	15	26
Other, net	132	84	38

Net Cash Used in Investing Activities	(1,762)	(1,761)	(1,088)

Financing Activities
Issuance of long-term debt	—	—	500
Repayment of long-term debt	(535)	(1,092)	(231)
Increase (decrease) in short-term borrowings	577	286	(357)
Common Stock issued under employee stock plans	431	331	183
Dividends paid on Common Stock	(660)	(533)	(462)
Repurchase of Common Stock	(992)	(401)	(700)
Dividends to minority interests and other	(223)	(287)	(184)

Net Cash Used in Financing Activities	(1,402)	(1,696)	(1,251)

Effect of foreign exchange rate changes on Cash and cash equivalents	107	125	8

Net increase (decrease) in Cash and cash equivalents	642	(457)	522

Cash and cash equivalents, beginning of year	1,623	2,080	1,558

Cash and cash equivalents, end of year	$2,265	$1,623	$2,080

Supplemental Disclosure of Cash Flow Information:
Interest paid, net of amounts capitalized	$522	$372	$368
Income taxes paid, net of refunds	$758	$378	$396
Non-cash investing and financing activities include:
The 2002 Treasury Stock contribution of $253 million to domestic defined benefit pension plans
The 2003 conversion of the ESOP convertible preferred shares of $698 million into Common Shares

See accompanying Notes to Consolidated Financial Statements

Consolidated Statement of Changes in Shareowners’ Equity

IN MILLIONS OF DOLLARS, EXCEPT PER SHARE AMOUNTS	Common Stock	Treasury Stock	Retained Earnings	Unearned ESOP Shares	Accumulated Other Non- Shareowners’ Changes in Equity	Non-Shareowners’ Changes in Equity for the Period
December 31, 2001	$5,090	$(4,404)	$9,149	$—	$(1,466)	$1,263
Common Stock issued under employee plans (4.2 million shares), including tax benefit of $45	247	10	(56)
Common Stock contributed to defined benefit pension plans (4.1 million shares)	110	143
Common Stock repurchased (10.9 million shares)		(700)
Dividends on Common Stock ($.98 per share)			(462)
Dividends on ESOP Preferred Stock ($4.80 per share)			(31)
Non-Shareowners’ Changes in Equity:
Net income			2,236			$2,236
Foreign currency translation adjustments					57	57
Minimum pension liability adjustments, net of income tax benefits of $927					(1,588)	(1,588)
Unrealized holding loss on marketable equity securities, net of income tax benefits of $4					(7)	(7)
Unrealized cash flow hedging gain, net of income taxes of $14					27	27

December 31, 2002	$5,447	$(4,951)	$10,836	$—	$(2,977)	$725

Common Stock issued under employee plans (7.9 million shares), including tax benefit of $111	442	17	(104)	1
Common Stock – ESOP conversion (42.5 million shares)	698			(274)
Common Stock repurchased (5.9 million shares)		(401)
Dividends on Common Stock ($1.14 per share)			(533)
Dividends on ESOP Preferred and Common Stock ($3.60 and $.35 per share, respectively)			(33)
Non-Shareowners’ Changes in Equity:
Net income			2,361			$2,361
Foreign currency translation adjustments					528	528
Minimum pension liability adjustments, net of income taxes of $332					570	570
Unrealized holding gain on marketable equity securities, net of income taxes of $18					29	29
Unrealized cash flow hedging gain, net of income taxes of $23					51	51

December 31, 2003	$6,587	$(5,335)	$12,527	$(273)	$(1,799)	$3,539

Common Stock issued under employee plans (7.9 million shares), including tax benefit of $141	572	15	(51)	17
Common Stock repurchased (10.9 million shares)		(992)
Dividends on Common Stock ($1.40 per share)			(660)
Dividends on ESOP Common Stock ($1.40 per share)			(35)
Non-Shareowners’ Changes in Equity:
Net income			2,788			$2,788
Foreign currency translation adjustments					514	514
Minimum pension liability adjustments, net of income taxes of $46					32	32
Unrealized holding gain on marketable equity securities, net of income taxes of $57					91	91
Unrealized cash flow hedging gain, net of income taxes of $7					10	10

December 31, 2004	$7,159	$(6,312)	$14,569	$(256)	$(1,152)	$3,435

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

CONSOLIDATION. The consolidated financial statements include the accounts of UTC and its controlled subsidiaries. Intercompany transactions have been eliminated.

CASH AND CASH EQUIVALENTS. Cash and cash equivalents includes cash on hand, demand deposits and short-term cash investments which are highly liquid in nature and have original maturities of three months or less.

ACCOUNTS RECEIVABLE. Current and long-term accounts receivable include:

IN MILLIONS OF DOLLARS	2004	2003
Retainage	$67	$53
Unbilled receivables	$454	$199

Retainage represents amounts, which, pursuant to the contract, are not due until project completion and acceptance by the customer. Unbilled receivables represent revenues that are not currently billable to the customer under the terms of the contract. These items are expected to be collected in the normal course of business. Long-term accounts receivable are included in Other assets in the Consolidated Balance Sheet.

MARKETABLE EQUITY SECURITIES. Equity securities that have a readily determinable fair value and management does not intend to trade are classified as available for sale and carried at fair value. Unrealized holding gains and losses are recorded as a separate component of shareowners’ equity, net of deferred income taxes.

INVENTORIES AND CONTRACTS IN PROGRESS. Inventories and contracts in progress are stated at the lower of cost or estimated realizable value and are primarily based on first-in, first-out (“FIFO”) or average cost methods; however, certain subsidiaries use the last-in, first-out (“LIFO”) method. If inventories which were valued using the LIFO method had been valued under the FIFO method, they would have been higher by $114 million and $96 million at December 31, 2004 and 2003, respectively.

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

GOODWILL AND OTHER INTANGIBLE ASSETS. Goodwill represents costs in excess of fair values assigned to the underlying net assets of acquired businesses. Goodwill and intangible assets deemed to have indefinite lives are not amortized. All other intangible assets are amortized over their estimated useful lives. Goodwill and indefinite-lived intangible assets are subject to annual impairment testing using the guidance and criteria described in Statement of Financial Accounting Standard No. 142, “Goodwill and Other Intangible Assets”. This testing compares carrying values to fair values and, when appropriate, the carrying value of these assets is reduced to fair value. During 2004, UTC was not required to record any impairment on goodwill or indefinite-lived intangibles.

OTHER LONG-LIVED ASSETS. UTC evaluates the potential impairment of other long-lived assets when appropriate. If the carrying value of assets exceeds the sum of the undiscounted expected future cash flows, the carrying value of the asset is written down to fair value.

INCOME TAXES. UTC has exposures related to tax filings in the ordinary course of business. UTC periodically assesses its liabilities and contingencies for all tax years under audit based upon the latest information available. For those matters where it is probable that an adjustment will be asserted, UTC has recorded its best estimate of tax liability, including related interest charges, in its consolidated financial statements.

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

Losses, if any, on contracts are provided for when anticipated. Loss provisions on original equipment contracts are recognized to the extent that estimated inventoriable manufacturing, engineering, estimated product warranty and product performance guarantee costs exceed the projected revenue from the products contemplated under the contractual arrangement. Products contemplated under the contractual arrangement include products purchased under the contract and, in the aerospace business, required replacement parts that are purchased separately and subsequently for incorporation into the original equipment. Revenue projections used in determining contract loss provisions are based upon estimates of the quantity, pricing and timing of future product deliveries. Losses are recognized on shipment to the extent that inventoriable manufacturing costs, estimated warranty costs and product performance guarantee costs exceed revenue realized. Contract accounting requires estimates of future costs over the performance period of the contract as well as estimates of award fees and other sources of revenue. These estimates are subject to change and result in adjustments to margins on contracts in progress. The extent of progress toward completion on UTC’s long-term commercial aerospace equipment and helicopter contracts is measured using units of delivery. In addition, UTC uses the cost-to-cost method for development contracts in the aerospace businesses and for elevator and escalator installation and modernization contracts. For long-term aftermarket contracts revenue is recognized over the contract period in proportion to the costs expected to be incurred in performing services under the contract. UTC reviews its cost estimates on significant contracts on a quarterly basis, and for others, no less frequently than annually, or when circumstances change and warrant a modification to a previous estimate. Adjustments to contract loss provisions are recorded in earnings upon identification.

Service sales, representing aftermarket repair and maintenance activities, are recognized over the contractual period or as services are performed.

Revenues from engine programs under collaboration agreements are recorded as earned and the collaborator share of revenue is recorded as a reduction of revenue at that time. The collaborator share of revenues under Pratt & Whitney’s engine programs was approximately $583 million, $542 million and $595 million for 2004, 2003 and 2002, respectively. Costs associated with engine programs under collaboration agreements are expensed as incurred. The collaborator share of program costs is recorded as a reduction of the related expense item at that time.

RESEARCH AND DEVELOPMENT. Research and development costs not specifically covered by contracts and those related to UTC-sponsored share of research and development activity in connection with cost-sharing arrangements are charged to expense as incurred.

Research and development costs incurred under contracts with customers are expensed as incurred and are reported as a component of cost of products sold. Revenue from such contracts is recognized as product sales when earned.

HEDGING ACTIVITY. UTC uses derivative instruments, including swaps, forward contracts and options, to manage certain foreign currency, interest rate and commodity price exposures. Derivative instruments are viewed as risk management tools by UTC and are not used for trading or speculative purposes. Derivatives used for hedging purposes must be designated and effective as a hedge of the identified risk exposure at the inception of the contract. Accordingly, changes in fair value of the derivative contract must be highly correlated with changes in the fair value of the underlying hedged item at inception of the hedge and over the life of the hedge contract.

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

ENVIRONMENTAL. Environmental investigatory, remediation, operating and maintenance costs are accrued when it is probable that a liability has been incurred and the amount can be reasonably estimated. The most likely cost to be incurred is accrued based on an evaluation of currently available facts with respect to each individual site, including existing technology, current laws and regulations and prior remediation experience. Where no amount within a range of estimates is more likely, the minimum is accrued. For sites with multiple responsible parties, UTC considers its likely proportionate share of the anticipated remediation costs and the ability of the other parties to fulfill their obligations in establishing a provision for those costs. Liabilities with fixed or reliably determinable future cash payments are discounted. Accrued environmental liabilities are not reduced by potential insurance reimbursements.

STOCK-BASED COMPENSATION. As more fully described in Note 10, UTC has long-term incentive plans authorizing various types of market and performance based incentive awards that may be granted to officers and employees. UTC applies APB Opinion 25, “Accounting for Stock Issued to Employees,” and related interpretations in accounting for its long-term incentive plans. The exercise price of stock options is set on the grant date and may not be less than the fair market value per share on that date. Stock options have a term of ten years and generally vest after three years.

The following table illustrates the effect on net income and earnings per share as if the Black-Scholes fair value method described in SFAS No. 123, “Accounting for Stock-Based Compensation” had been applied to UTC’s long-term incentive plans:

	Year Ended December 31
IN MILLIONS OF DOLLARS, EXCEPT PER SHARE AMOUNTS	2004	2003	2002
Net income, as reported	$2,788	$2,361	$2,236
Add: Stock-based employee compensation expense included in net income, net of related tax effects	4	8	3
Less: Total stock-based employee compensation expense determined under Black-Scholes option pricing model, net of related tax effects	(119)	(133)	(121)

Pro forma net income	$2,673	$2,236	$2,118

Earnings per share:
Basic – as reported	$5.62	$4.93	$4.67
Basic – pro forma	$5.39	$4.67	$4.42
Diluted – as reported	$5.52	$4.69	$4.42
Diluted – pro forma	$5.29	$4.44	$4.19

[note 2] Business Acquisitions, Goodwill and Intangible Assets

BUSINESS ACQUISITIONS. UTC’s investments in businesses in 2004, 2003 and 2002 totaled $1.3 billion, $2.3 billion and $424 million, including debt assumed of $220 million, $1.2 billion and $22 million, respectively.

The 2004 amount consisted of acquisitions at Carrier, Hamilton Sundstrand and the purchase of slightly less than 20% of Kidde shares for $450 million. Carrier’s 2004 acquisitions include its fourth quarter acquisition of Linde AG’s refrigeration division (“Linde”) for $324 million, including assumed debt of $162 million, of which the majority has been repaid as of December 31, 2004. As part of the Linde acquisition, UTC recorded approximately $60 million of goodwill and $36 million of intangible assets. Linde, a commercial refrigeration business headquartered in Germany, has annual sales of approximately $1 billion. Its operations include manufacturing facilities in Europe, Asia and South America. The final purchase price allocation of Linde is subject to many factors, including finalization of the valuation of certain tangible and intangible assets, liabilities, and integration investments necessary to leverage scale across complementary refrigeration product platforms and geographies. These investments are likely to include manufacturing consolidations.

The 2003 amount includes the acquisition of Chubb plc, on July 28, 2003. Under the terms of the tender offer, UTC acquired 100% of the outstanding shares of Chubb for approximately $900 million in cash and assumed approximately $1.1 billion of debt. Because UTC provides equipment and services for many buildings worldwide, the acquisition of Chubb expands UTC’s building system offerings globally. The following table summarizes the estimated fair values of assets acquired and liabilities assumed at the July 28, 2003 acquisition date:

IN MILLIONS OF DOLLARS
Current assets	$887
Property, plant and equipment	260
Intangible assets	962
Goodwill	1,979

Total assets acquired	$4,088

Accounts payable and accrued liabilities	$1,042
Short-term borrowings	103
Long-term debt	1,039
Pension and postretirement obligations	573
Other liabilities	295

Total liabilities assumed	$3,052

Net assets acquired	$1,036

In connection with the acquisition of Chubb, UTC recorded $962 million of identifiable intangible assets. The Chubb trademark, valued at $535 million, was assigned an indefinite life. The amortized intangible assets and the related weighted average amortization periods are as follows: trademarks - $32 million (30 years), customer relationships - $389 million (10 years) and completed technology – $6 million (7 years).

The 2002 amount includes Sikorsky’s acquisition of Derco Holding and acquisitions at Pratt & Whitney.

The assets and liabilities of the acquired businesses are accounted for under the purchase method of accounting and recorded at their fair values at the dates of acquisition. The excess of the purchase price over the estimated fair values of the net assets acquired was recorded as an increase in goodwill of $471 million in 2004, $2.1 billion in 2003, and $156 million in 2002. The results of operations of acquired businesses have been included in the Consolidated Statement of Operations beginning as of the effective date of acquisition. The final purchase price allocation for acquisitions is subject to the finalization of the valuation of certain assets and liabilities, plans for consolidation of facilities and relocation of employees and other integration activities. As a result, preliminary amounts assigned to assets and liabilities will be subject to revision in future periods.

GOODWILL. The changes in the carrying amount of goodwill, by segment, are as follows:

IN MILLIONS OF DOLLARS	Balance as of January 1, 2004	Goodwill resulting from business combinations	Foreign currency translation and other	Balance as of December 31, 2004
Otis	$911	$26	$51	$988
Carrier	2,059	141	31	2,231
Chubb	2,096	202	192	2,490
Pratt & Whitney	462	10	3	475
Hamilton Sundstrand	3,678	(20)	27	3,685
Sikorsky	129	25	—	154

Total Segments	9,335	384	304	10,023
Eliminations & Other	(6)	87	7	88

Total	$9,329	$471	$311	$10,111

The increase in goodwill during 2004 was due primarily to acquisitions by Carrier and finalization of purchase accounting for the July 2003 acquisition of Chubb. Estimated costs relating to restructuring actions that directly impact Chubb’s operations and employees were $162 million as of December 31, 2004, and were accounted for as purchase accounting adjustments. Approximately half of the restructuring was related to severance with the remainder related to asset write-downs and other facility exit costs. In addition, UTC settled open claims and other disputed items with the IRS with respect to the pre-acquisition tax years of Sundstrand Corporation, which was acquired by UTC in 1999. The effects of the Sundstrand settlement were recorded as a reduction to goodwill recorded as part of UTC’s 1999 acquisition of Sundstrand.

INTANGIBLE ASSETS. Identifiable intangible assets are comprised of the following:

	2004		2003
IN MILLIONS OF DOLLARS	Gross Amount	Accumulated Amortization	Gross Amount	Accumulated Amortization
Amortized intangible assets
Purchased service contracts	$997	$(349)	$894	$(275)
Patents and trademarks	254	(44)	197	(34)
Other, principally customer relationships	682	(122)	581	(51)

	$1,933	$(515)	$1,672	$(360)

Unamortized intangible assets
Trademarks	$598	$—	$583	$—

Amortization of intangible assets for the year ended December 31, 2004 was $133 million. Amortization of these intangible assets for 2005 through 2009 is expected to approximate $130 million per year.

[note 3] Earnings Per Share

IN MILLIONS OF DOLLARS, EXCEPT PER SHARE AMOUNTS	Income	Average Shares	Per Share Amount
December 31, 2004
Net income	$2,788
Net income - basic	2,788	496.4	$5.62
Stock awards	—	9.0

Net income – diluted	$2,788	505.4	$5.52

December 31, 2003
Net income	$2,361
Less: ESOP Stock dividends	(24)

Net income - basic	2,337	473.8	$4.93
Stock awards	—	7.0
ESOP Stock adjustment	23	22.1

Net income – diluted	$2,360	502.9	$4.69

December 31, 2002
Net income	$2,236
Less: ESOP Stock dividends	(31)

Net income - basic	2,205	472.4	$4.67
Stock awards	—	7.1
ESOP Stock adjustment	29	26.1

Net income – diluted	$2,234	505.6	$4.42

[note 4] Commercial Aerospace Industry Assets and Commitments

UTC has receivables and other financing assets with commercial aerospace industry customers totaling $2,358 million and $2,003 million at December 31, 2004 and 2003, respectively.

Customer financing assets related to commercial aerospace industry customers consist of products under lease of $530 million and notes and leases receivable of $555 million. The notes and leases receivable are scheduled to mature as follows: $93 million in 2005, $38 million in 2006, $27 million in 2007, $23 million in 2008, $14 million in 2009, and $360 million thereafter.

Financing commitments, in the form of secured debt, guarantees or lease financing, are provided to commercial aerospace customers. The extent to which the financing commitments will be utilized is not currently known, since customers may be able to obtain more favorable terms from other financing sources. UTC may also arrange for third-party investors to assume a portion of its commitments. If financing commitments are exercised, debt financing is generally secured by assets with fair market values equal to or exceeding the financed amounts with interest rates established at the time of funding. UTC also may lease aircraft and subsequently sublease the aircraft to customers under long-term noncancelable operating leases. In some instances, customers may have minimum lease terms, which result in sublease periods shorter than UTC’s lease obligation. Lastly, UTC has made residual value and other guarantees related to various commercial aerospace customer-financing arrangements. The estimated fair market values of the guaranteed assets equal or exceed the value of the related guarantees, net of existing reserves.

UTC’s commercial aerospace financing and rental commitments as of December 31, 2004 were $838 million and are exercisable as follows: $292 million in 2005, $106 million in 2006, $102 million in 2007, $244 million in 2008, $9 million in 2009, and $85 million thereafter. UTC’s financing obligations with customers are contingent upon maintenance of certain levels of financial condition by the customers.

In addition, UTC had residual value and other guarantees of $163 million as of December 31, 2004.

UTC has a 33% interest in International Aero Engines AG (IAE), an international consortium of four shareholders organized to support the V2500 commercial aircraft engine program. UTC’s interest in IAE is accounted for under the equity method of accounting. IAE may offer customer financing in the form of guarantees, secured debt or lease financing in connection with V2500 engine sales. At December 31, 2004, IAE had financing commitments of $743 million and asset value guarantees of $85 million. UTC’s share of IAE’s financing commitments and asset value guarantees was approximately $269 million at December 31, 2004. In addition, IAE had lease obligations under long-term noncancelable leases of approximately $396 million, on an undiscounted basis, through 2020 related to aircraft, which are subleased to customers under long-term leases. These aircraft have fair market values, which approximate the financed amounts, net of reserves. The shareholders of IAE have guaranteed IAE’s financing arrangements to the extent of their respective ownership interests. In the event of default by a shareholder on certain of these financing arrangements, the other shareholders would be proportionately responsible.

Total reserves related to receivables and financing assets, financing commitments and guarantees were $284 million and $288 million at December 31, 2004 and 2003, respectively.

[note 5] Inventories and Contracts in Progress

IN MILLIONS OF DOLLARS	2004	2003
Inventories consist of the following:
Raw material	$844	$743
Work-in-process	1,283	1,118
Finished goods	2,603	2,221
Contracts in progress	2,643	2,363

	7,373	6,445
Less:
Progress payments, secured by lien, on U.S. Government contracts	(128)	(110)
Billings on contracts in progress	(2,239)	(1,915)

	$5,006	$4,420

Raw materials, work-in-process and finished goods are net of valuation reserves of $686 million and $692 million as of December 31, 2004 and 2003, respectively. In 2004, UTC reclassified approximately $626 million of prior year amounts from inventory to accrued liabilities.

Contracts in progress principally relate to elevator and escalator contracts and include costs of manufactured components, accumulated installation costs and estimated earnings on incomplete contracts.

UTC’s sales contracts in many cases are long-term contracts expected to be performed over periods exceeding twelve months at December 31, 2004 and 2003. Approximately 53% of total inventories and contracts in progress have been acquired or manufactured under such long-term contracts, a portion of which is not scheduled for delivery under long-term contracts within the next twelve months.

[note 6] Fixed Assets

IN MILLIONS OF DOLLARS	Estimated Useful Lives	2004	2003
Land		$240	$217
Buildings and improvements	20-40 years	4,143	4,026
Machinery, tools and equipment	3-20 years	7,959	7,597
Other, including under construction		394	242

		12,736	12,082
Accumulated depreciation		(7,505)	(7,002)

		$5,231	$5,080

Depreciation expense was $793 million in 2004, $677 million in 2003 and $640 million in 2002.

[note 7] Accrued Liabilities

IN MILLIONS OF DOLLARS	2004	2003
Advances on sales contracts and service billings	$2,208	$1,808
Accrued salaries, wages and employee benefits	1,627	1,291
Litigation and contract matters	823	825
Service and warranty	465	534
Income taxes payable	351	521
Accrued restructuring costs	380	100
Other	2,243	2,186

	$8,097	$7,265

[note 8] Borrowings and Lines of Credit

Short-term borrowings consist of the following:

IN MILLIONS OF DOLLARS	2004	2003
Domestic borrowings	$14	$8
Foreign bank borrowings	302	321
Commercial paper	1,004	340

	$1,320	$669

The weighted-average interest rates applicable to short-term borrowings outstanding at December 31, 2004 and 2003 were 3.3% and 3.2%, respectively. At December 31, 2004, approximately $1.7 billion was available under short-term lines of credit with local banks at UTC’s various domestic and international subsidiaries.

At December 31, 2004, UTC had credit commitments from banks under two revolving credit agreements, the first of which for $1.5 billion serves as back-up facility for issuance of commercial paper. The second, for $2.5 billion, is in support of UTC’s offer to acquire Kidde. There were no borrowings under these revolving credit agreements at December 31, 2004.

Long-term debt consists of the following:

IN MILLIONS OF DOLLARS	Weighted Average Interest Rate	Maturity	2004	2003
Notes and other debt denominated in:
U.S. dollars	6.7%	2005-2029	$4,063	$4,407
Foreign currency	5.0%	2005-2018	44	27
ESOP debt	7.7%	2005-2009	164	198

			4,271	4,632
Less: Long-term debt currently due			40	375

			$4,231	$4,257

Principal payments required on long-term debt for the next five years are: $40 million in 2005, $704 million in 2006, $37 million in 2007, $37 million in 2008, and $435 million in 2009.

UTC has entered into $200 million and $225 million of interest rate contracts in 2004 and 2003, respectively, which swap fixed interest rates for floating rates. The expiration dates of the various contracts are tied to scheduled debt payment dates and extend to 2006.

At December 31, 2004, approximately $2 billion of additional debt and equity securities could be issued under shelf registration statements on file with the Securities and Exchange Commission.

The percentage of total debt at floating interest rates was 34% and 26% at December 31, 2004 and 2003, respectively.

[note 9] Taxes on Income

Significant components of income tax provision (benefit) for each year are as follows:

IN MILLIONS OF DOLLARS	2004	2003	2002
Current:
United States:
Federal	$186	$125	$116
State	52	47	15
Foreign	638	515	438

	876	687	569
Future:
United States:
Federal	295	290	321
State	(39)	(77)	19
Foreign	(47)	41	(22)

	209	254	318

Income tax expense	$1,085	$941	$887

Attributable to items credited (charged) to equity and goodwill	$150	$(240)	$912

Future income taxes represent the tax effects of transactions, which are reported in different periods for tax and financial reporting purposes. These amounts consist of the tax effects of temporary differences between the tax and financial reporting balance sheets and tax carryforwards. The tax effects of temporary differences and tax carryforwards which gave rise to future income tax benefits and payables at December 31, 2004 and 2003 are as follows:

IN MILLIONS OF DOLLARS	2004	2003
Future income tax benefits:
Insurance and employee benefits	$771	$1,024
Other asset basis differences	343	285
Other liability basis differences	1,143	1,092
Tax loss carryforwards	387	287
Tax credit carryforwards	388	444
Valuation allowance	(467)	(477)

	$2,565	$2,655

Future income taxes payable:
Fixed and intangible assets	$381	$376
Other items, net	322	173

	$703	$549

Current and non-current future income tax benefits and payables within the same tax jurisdiction are generally offset for presentation in the Consolidated Balance Sheet. Valuation allowances have been established primarily for tax credit, tax loss carryforwards, and certain foreign temporary differences to reduce the future income tax benefits to expected realizable amounts. Of the total valuation allowance amount of $467 million, $244 million was established in purchase accounting, relating primarily to the purchase of Chubb. Subsequently recognized tax benefits associated with a valuation allowance recorded in a business combination will be recorded as an adjustment to goodwill.

The sources of income from continuing operations before income taxes and minority interests are:

IN MILLIONS OF DOLLARS	2004	2003	2002
United States	$1,952	$1,582	$1,899
Foreign	2,155	1,888	1,377

	$4,107	$3,470	$3,276

United States income taxes have not been provided on undistributed earnings of international subsidiaries. It is not practicable to estimate the amount of tax that might be payable. UTC’s intention is to reinvest these earnings permanently or to repatriate the earnings only when it is tax effective to do so. Accordingly, UTC believes that any U.S. tax on repatriated earnings would be substantially offset by U.S. foreign tax credits.

The American Jobs Creation Act, signed into law in October of 2004, provides UTC an opportunity to repatriate up to $500 million of reinvested foreign earnings and to claim an 85% dividend received deduction against the repatriated amount. UTC is evaluating the effects of the repatriation provision and expects to make a decision on implementation later in 2005.

Differences between effective income tax rates and the statutory U.S. federal income tax rates are as follows:

	2004	2003	2002
Statutory U.S. federal income tax rate	35.0%	35.0%	35.0%
Tax on international activities including exports	(7.8)	(4.2)	(7.0)
Benefit from non-core business losses	—	(3.9)	(0.7)
Tax audit settlement	(1.8)	—	—
Other	1.0	0.2	(0.2)

Effective income tax rate	26.4%	27.1%	27.1%

The effective tax rate for 2004, 2003 and 2002 reflects the tax benefit associated with the lower tax rate on international earnings.

The 2004 rate includes the favorable impact of the settlement of federal tax claims and other disputed items related to tax years 1986 to 1993.

The 2003 rate also benefits from a tax loss associated with a non-core business (3.9%) substantially offset by a reduced benefit (3.8%) from international activities attributable to recognition of foreign taxes as deductions and not credits for U.S. income tax purposes. The tax loss was attributable to a worthless stock deduction UTC was entitled to in 2003, relating primarily to a diminution in value of its subsidiary, International Comfort Products, USA (ICP, USA) and other events that fixed the loss in 2003, which included the transfer of certain of ICP, USA’s assets to Carrier and the sale of ICP, USA to a third party. The third party sale of the ICP assets did not result in a significant loss for financial accounting purposes.

The effective tax rate for 2002 reflects the benefit of increased use of certain tax-planning strategies, including utilization of a capital loss carryback.

Tax credit carryforwards at December 31, 2004 were $388 million, of which $147 million expire as follows: $12 million expire from 2005 – 2009, $4 million from 2010 – 2014, and $131 million from 2015 – 2024.

Tax loss carryforwards, principally state and foreign, at December 31, 2004 were $2,013 million of which $1,388 million expire as follows: $376 million from 2005-2009, $145 million from 2010-2014, and $867 million from 2015-2024.

[note 10] Employee Benefit Plans

UTC and its subsidiaries sponsor numerous domestic and foreign employee benefit plans, which are discussed below.

EMPLOYEE SAVINGS PLANS. UTC and certain subsidiaries sponsor various employee savings plans. UTC’s contributions to employer sponsored defined contribution plans were $145 million, $122 million and $111 million for 2004, 2003 and 2002, respectively.

UTC’s non-union domestic employee savings plan uses an Employee Stock Ownership Plan (ESOP) for employer contributions. External borrowings, guaranteed by UTC and reported as debt in the Consolidated Balance Sheet, were used by the ESOP to fund a portion of its purchase of ESOP Convertible Preferred Stock (ESOP Preferred Stock) from UTC. On November 6, 2003, UTC and Trustee effected the conversion of all 10.6 million outstanding shares of ESOP Preferred Stock into 42.5 million shares of Common Stock. At the time of the conversion, each share of ESOP Preferred Stock was convertible into four shares of Common Stock, had a guaranteed minimum value of $65, a $4.80 annual dividend and was redeemable by UTC at any time for $65 per share. Because of its guaranteed value, the ESOP Preferred Stock was classified outside of Shareowners’ Equity. In the December 31, 2003 balance sheet, Common Stock held by the ESOP and committed to employees is classified as permanent equity because it no longer has a guaranteed value. Common Stock held by the ESOP is included in the average number of Common Shares outstanding for both basic and diluted earnings per share.

Shares of Common Stock are credited to employees’ ESOP accounts at fair value on the date earned. Cash dividends on Common Stock held by the ESOP are used for debt service payments. Participants receive additional shares in lieu of cash dividends. As ESOP debt service payments are made, Common Stock is released from an unreleased shares account. ESOP debt may be prepaid or re-amortized to either increase or decrease the number of shares released so that the value of released shares equals the value of plan benefit. UTC may also, at its option, contribute additional Common Stock or cash to the ESOP. At December 31, 2004, 24.3 million common shares had been committed to employees, leaving 15.6 million common shares in the ESOP Trust, with an approximate fair value of $1.6 billion.

PENSION PLANS. UTC and its subsidiaries sponsor both funded and unfunded domestic and foreign defined benefit pension plans that cover the majority of its employees.

UTC uses a November 30 measurement date for a majority of its pension plans.

IN MILLIONS OF DOLLARS	2004	2003
Change in Benefit Obligation:
Beginning balance	$17,226	$13,925
Service cost	347	293
Interest cost	1,032	948
Actuarial loss	629	727
Total benefits paid	(1,009)	(862)
Net settlement and curtailment (gain) loss	(25)	3
Acquisitions	236	1,800
Other	375	392

Ending balance	$18,811	$17,226

Change in Plan Assets:
Beginning balance	$13,498	$10,025
Actual return on plan assets	1,872	1,979
Employer contributions	1,016	1,009
Benefits paid from plan assets	(958)	(837)
Acquisitions	63	1,176
Other	181	146

Ending balance	$15,672	$13,498

Funded status	$(3,139)	$(3,728)
Unrecognized net actuarial loss	4,791	4,867
Unrecognized prior service cost	244	225
Unrecognized net transition obligation	17	4

Net amount recognized	$1,913	$1,368

Amounts Recognized in the Consolidated Balance Sheet Consist of:
Prepaid benefit cost	$2,756	$2,365
Accrued benefit cost	(3,377)	(3,594)
Intangible assets	75	78
Accumulated other non-shareowners’ changes in equity	2,459	2,519

Net amount recognized	$1,913	$1,368

The amounts included in Other in the preceding table reflect the impact of foreign exchange translation, primarily for plans in England and Canada, and amendments to certain domestic plans.

The accumulated benefit obligation for all defined benefit pension plans was $17.2 billion and $15.6 billion at December 31, 2004 and 2003, respectively.

Qualified domestic pension plan benefits comprise approximately 74% of the projected benefit obligation. Benefits for union employees are generally based on a stated amount for each year of service. For non-union employees, benefits are generally based on an employee’s years of service and compensation near retirement. A cash balance formula was adopted in 2003 for newly hired non-union employees and for other non-union employees who made a one-time voluntary election to have future benefit accruals determined under this formula. Certain foreign plans, which comprise approximately 25% of the projected benefit obligation, are considered defined benefit plans for accounting purposes. Non-qualified domestic pension plans provide supplementary retirement benefits to certain employees and are not a material component of the projected benefit obligation.

During 2004 and 2003, UTC voluntarily contributed cash of $906 million and $994 million, respectively, to its defined benefit pension plans.

IN MILLIONS OF DOLLARS	2004	2003
Decrease in minimum pension liability included in comprehensive income (net of tax)	$(32)	$(570)

Information for pension plans with accumulated benefit obligation in excess of plan assets:

IN MILLIONS OF DOLLARS	2004	2003
Projected benefit obligation	$15,455	$14,460
Accumulated benefit obligation	13,942	12,800
Fair value of plan assets	12,151	10,657

IN MILLIONS OF DOLLARS	2004	2003	2002
Components of Net Periodic Benefit Cost:
Pension Benefits:
Service cost	$347	$293	$255
Interest cost	1,032	948	884
Expected return on plan assets	(1,261)	(1,140)	(1,116)
Amortization of prior service cost	27	28	39
Amortization of unrecognized net transition obligation	3	2	2
Recognized actuarial net loss	145	49	4
Net settlement and curtailment loss	53	49	37

Net periodic pension benefit cost – employer	$346	$229	$105

Contributions to multiemployer plans were $101 million, $76 million and $55 million for 2004, 2003 and 2002, respectively.

Major assumptions used in determining the benefit obligation and net cost for pension plans are presented in the following table as weighted-averages:

	Benefit Obligation		Net Cost
	2004	2003	2004	2003	2002
Discount rate	5.9%	6.1%	6.1%	6.6%	7.4%
Salary scale	4.0%	4.0%	4.0%	4.4%	4.7%
Expected return on plan assets	—	—	8.3%	8.4%	9.6%

In determining the expected return on plan assets, UTC considers the relative weighting of plan assets, the historical performance of total plan assets and individual asset classes and economic and other indicators of future performance. In addition, UTC may consult with and consider the opinions of financial and other professionals in developing appropriate return benchmarks.

Asset management objectives include maintaining an adequate level of diversification to reduce interest rate and market risk and providing adequate liquidity to meet immediate and future benefit payment requirements.

The allocation of pension plan assets is as follows:

Asset Category	Target Allocation	Percentage of Plan Assets
	2005	2004	2003
Equity securities	65%-75%	72%	72%
Debt securities	15%-25%	20%	20%
Real estate	0%-5%	4%	3%
Other	0%-7%	4%	5%

		100%	100%

Total plan assets include approximately 4% and 5% of UTC’s Common Stock at December 31, 2004 and 2003, respectively. Assets are rebalanced to the target asset allocation at least once per calendar quarter.

Estimated Future Contributions and Benefit Payments

UTC expects to make voluntary contributions of approximately $500 million in cash to its defined benefit pension plans in 2005. Contributions do not reflect benefits to be paid directly from corporate assets.

Benefit payments, including amounts to be paid from corporate assets, and reflecting expected future service, as appropriate, are expected to be paid as follows:

IN MILLIONS OF DOLLARS
2005	2006	2007	2008	2009	2010-2014
$992	$1,011	$1,038	$1,067	$1,104	$5,928

POSTRETIREMENT BENEFIT PLANS. UTC and its subsidiaries also sponsor a number of postretirement benefit plans that provide health and life benefits to eligible retirees. Such benefits are provided primarily from domestic plans, which comprise approximately 90% of the benefit obligation. The postretirement plans are primarily unfunded. The allocation of assets in funded plans is approximately 70% equity and 30% fixed income.

Certain employees are covered under legacy benefit provisions that include prescription drug coverage for Medicare-eligible retirees. In December 2003, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the Act) was signed into law. The Act introduced a plan sponsor subsidy based on a percentage of a beneficiary’s annual prescription drug benefits, within defined limits, and the opportunity for a retiree to obtain prescription drug benefits under Medicare. The impact of the subsidy on the postretirement benefit obligation and net periodic cost was not material in 2004.

UTC uses a November 30 measurement date for a majority of its postretirement benefit plans.

IN MILLIONS OF DOLLARS	2004	2003
Change in Benefit Obligation:
Beginning balance	$1,065	$997
Service cost	7	8
Interest cost	61	65
Actuarial (gain) loss	(35)	77
Total benefits paid	(98)	(94)
Net settlement and curtailment loss	6	8
Other	(5)	4

Ending balance	$1,001	$1,065

Change in Plan Assets:
Beginning balance	$55	$53
Actual return on plan assets	10	4
Employer contributions	2	7
Benefits paid from plan assets	(9)	(11)
Other	1	2

Ending balance	$59	$55

Funded status	$(942)	$(1,010)
Unrecognized net actuarial gain	(39)	(8)
Unrecognized prior service cost	(65)	(74)

Net amount recognized	$(1,046)	$(1,092)

Amounts Recognized in the Consolidated Balance Sheet Consist of:
Accrued benefit liability	$(1,046)	$(1,092)

IN MILLIONS OF DOLLARS	2004	2003	2002
Components of Net Periodic Benefit Cost:
Other Postretirement Benefits:
Service cost	$7	$8	$11
Interest cost	61	64	73
Expected return on plan assets	(4)	(4)	(5)
Amortization of prior service cost	(23)	(21)	(19)
Net settlement and curtailment gain	(5)	(15)	(57)

Net periodic other postretirement benefit cost	$36	$32	$3

During 2002, UTC modified the postretirement medical and life insurance benefits provided to certain employees, resulting in the recognition of a $43 million curtailment gain. The gain was recorded in segment cost of products sold and selling, general and administrative expenses.

Major assumptions used in determining the benefit obligation and net cost for postretirement plans are presented in the following table as weighted-averages:

	Benefit Obligation		Net Cost
	2004	2003	2004	2003	2002
Discount rate	6.0%	6.3%	6.3%	6.7%	7.5%
Expected return on plan assets	—	—	7.5%	8.3%	9.6%

Assumed health care cost trend rates are as follows:

	2004	2003
Health care cost trend rate assumed for next year	10%	10%
Rate that the cost trend rate gradually declines to	5%	5%
Year that the rate reaches the rate it is assumed to remain at	2015	2014

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

	2004 One-Percentage-Point
	Increase	Decrease
Effect on total service and interest cost	3	(3)
Effect on postretirement benefit obligation	40	(38)

Estimated Future Benefit Payments. Benefit payments, including net amounts to be paid from corporate assets, and reflecting expected future service, as appropriate, are expected to be paid as follows:

IN MILLIONS OF DOLLARS
2005	2006	2007	2008	2009	2010-2014
$96	$94	$93	$90	$86	$374

STOCK-BASED COMPENSATION. UTC has long-term incentive plans authorizing various types of market and performance-based incentive awards, which may be granted to officers and employees. UTC’s Long-Term Incentive Plan provides for the annual grant of awards in an amount not to exceed 2% of the aggregate shares of Common Stock, treasury shares and potentially dilutive common shares for the preceding year. The Long-Term Incentive Plan has a ten year term from the date of the most recent shareowner approval and will expire April 24, 2005. In addition, up to 4 million options on Common Stock may be granted annually under UTC’s Employee Stock Option Plan. No more than 20 million shares, in the aggregate, may be granted after June 30, 2003.

A summary of the transactions under all plans for the three years ended December 31, 2004 follows:

	Stock Options
SHARES AND UNITS IN THOUSANDS	Shares	Average Price	Other Incentive Shares/Units
Outstanding at:
December 31, 2001	43,149	$48.85	394
Granted	10,313	65.18	280
Exercised/earned	(4,031)	32.01	(88)
Canceled	(1,383)	68.99	(16)

December 31, 2002	48,048	$53.19	570
Granted	6,612	62.75	47
Exercised/earned	(8,577)	36.58	(292)
Canceled	(993)	62.14	(3)

December 31, 2003	45,090	$57.55	322

Granted	8,074	93.36	387
Exercised/earned	(8,472)	44.09	(109)
Canceled	(953)	69.06	(249)

December 31, 2004	43,739	$66.51	351

Granted options in the above table include options issued in connection with business combinations.

The following table summarizes information about stock options outstanding and exercisable (in thousands) at December 31, 2004:

	Options Outstanding			Options Exercisable
Exercise Price	Shares	Average Price	Remaining Term	Shares	Average Price
$15.01-$30.00	1,255	$24.73	1.0	1,255	$24.73
$30.01-$45.00	3,956	$36.37	2.5	3,956	$36.37
$45.01-$60.00	4,786	$52.99	3.9	4,751	$52.95
$60.01-$75.00	20,264	$64.96	6.6	6,294	$65.51
$75.01-$90.00	5,892	$76.12	5.9	5,813	$75.94
$90.01-$105.00	7,586	$94.36	9.1	5	$94.92

In accordance with SFAS No. 123, “Accounting for Stock Issued to Employees,” the fair value of each stock option has been estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	2004	2003	2002
Risk-free interest rate	3.1%	3.0%	4.4%
Expected life	5 years	5 years	5 years
Expected volatility	38%	39%	39%
Expected dividend yield	1.5%	1.8%	1.6%

A table illustrating the effect on net income and earnings per share as if the Black-Scholes fair value method had been applied to long-term incentive plans is presented in Note 1.

The weighted-average grant date fair values of options granted during 2004, 2003 and 2002 were $30.88, $20.82 and $23.30, respectively.

In December 2004, the FASB issued SFAS No. 123 (revised 2004), “Share-Based Payment.” The standard requires that the cost of stock options be measured at fair value on the grant date and recognized in the statement of operations. UTC has elected to adopt the standard effective January 1, 2005 using the modified retrospective method described in the standard. Accordingly, beginning with the first quarter of 2005, all periods prior to January 1, 2005 will be restated to reflect the impact of the standard as if it had been adopted on January 1, 1995, the original effective date of SFAS No. 123. In accordance with the standard, the amounts that will be reported in the statement of operations for the restated periods will be the pro forma amounts previously reported under SFAS No. 123 using a Black-Scholes valuation. Awards granted after January 1, 2005 will be valued using a binomial lattice model.

[note 11] Restructuring

During 2004, UTC recorded net pre-tax restructuring and related charges totaling $632 million for new and ongoing restructuring actions. UTC recorded charges in the segments as follows: Otis $144 million, Carrier $241 million, Pratt & Whitney $152 million, Hamilton Sundstrand $71 million, Sikorsky $9 million and Eliminations and other $15 million. The charges include $546 million in cost of sales, $74 million in selling, general and administrative expenses and $12 million in other income. As described below, these charges relate to actions initiated during 2004 and 2003. For a discussion of restructuring actions associated with business acquisitions, see Note 2.

2004 Actions. During 2004, UTC initiated restructuring actions relating to ongoing cost reduction efforts, including global workforce reductions and the consolidation of manufacturing, sales and service facilities including Carrier’s McMinnville, Tennessee commercial air conditioning and ventilation product manufacturing facility, Otis’ Stadthagen, Germany escalator manufacturing facility and Pratt & Whitney’s Space Propulsion facility located in San Jose, California. During 2004, net pre-tax restructuring and related charges, totaling $542 million, included $458 million recorded in cost of sales, $72 million in selling, general and administrative expenses and $12 million in other income.

The 2004 actions that have occurred during the year resulted in net workforce reductions of approximately 3,500 employees and the exiting of 1.0 million net square feet of facilities. The remaining workforce and facility related cost reductions are targeted for completion during 2005 and early 2006.

The following table summarizes the restructuring accrual balances and utilization by cost type for the 2004 programs:

IN MILLIONS OF DOLLARS	Severance	Asset Write-downs	Facility Exit and Lease Termination Costs	Total
Net pre-tax charges	$324	$79	$139	$542
Utilization	(118)	(79)	(128)	(325)

Balance at December 31, 2004	$206	$—	$11	$217

The following table summarizes expected, incurred and remaining costs for the 2004 programs by type:

IN MILLIONS OF DOLLARS	Severance	Asset Write-downs	Facility Exit and Lease Termination Costs	Total
Expected costs	$341	$79	$249	$669
Costs incurred through December 31, 2004	(324)	(79)	(139)	(542)

Remaining costs at December 31, 2004	$17	$—	$110	$127

The following table summarizes expected, incurred and remaining costs for the 2004 programs by segment:

IN MILLIONS OF DOLLARS	Expected Costs	Costs Incurred through December 31, 2004	Remaining Costs at December 31, 2004
Otis	$126	$(120)	$6
Carrier	205	(179)	26
Pratt & Whitney	179	(149)	30
Hamilton Sundstrand	135	(70)	65
Sikorsky	9	(9)	—
Eliminations & Other	15	(15)	—

Total	$669	$(542)	$127

2003 Actions. During 2004, UTC recorded net pre-tax restructuring and related charges of $90 million for actions initiated during 2003. The charges relate to ongoing cost reduction efforts, including workforce reductions and the consolidation of manufacturing, sales and service facilities including Carrier’s Syracuse, New York-based container refrigeration and compressor manufacturing operations and Otis’ Bloomington, Indiana-based manufacturing, distribution and field tool operations. The charges included $88 million recorded in cost of sales and $2 million in selling, general and administrative expenses.

As of December 31, 2004, net workforce reductions of approximately 4,000 employees have been completed and 1.5 million net square feet of facilities have been exited since the actions were initiated. The balance of the remaining workforce and facility related cost reduction actions are targeted for completion through early 2005.

The following table summarizes the restructuring accrual balances and utilization by cost type for the 2003 programs:

IN MILLIONS OF DOLLARS	Severance	Facility Exit and Lease Termination Costs	Total
Balance at January 1, 2004	$92	$8	$100
Net pre-tax charges	21	69	90
Utilization	(100)	(70)	(170)

Balance at December 31, 2004	$13	$7	$20

The following table summarizes expected, incurred and remaining costs for the 2003 programs by type:

IN MILLIONS OF DOLLARS	Severance	Asset Write- downs	Facility Exit and Lease Termination Costs	Total
Expected costs	$171	$8	$116	$295
Costs incurred through December 31, 2003	(150)	(8)	(41)	(199)
Costs incurred through December 31, 2004	(21)	(—)	(69)	(90)

Remaining costs at December 31, 2004	$—	$—	$6	$6

The following table summarizes expected, incurred and remaining costs for the 2003 programs by segment:

IN MILLIONS OF DOLLARS	Expected Costs	Costs Incurred through December 31, 2003	Costs Incurred through December 31, 2004	Remaining Costs at December 31, 2004
Otis	$97	$(71)	$(24)	$2
Carrier	130	(65)	(62)	3
Pratt & Whitney	31	(27)	(3)	1
Hamilton Sundstrand	27	(26)	(1)	—
Eliminations & Other	10	(10)	—	—

Total	$295	$(199)	$(90)	$6

[note 12] Foreign Exchange

UTC conducts business in many different currencies and, accordingly, is subject to the inherent risks associated with foreign exchange rate movements. The financial position and results of operations of substantially all of UTC’s foreign subsidiaries are measured using the local currency as the functional currency. Foreign currency denominated assets and liabilities are translated into U.S. dollars at the exchange rates existing at the respective balance sheet dates, and income and expense items are translated at the average exchange rates during the respective periods. The aggregate effects of translating the balance sheets of these subsidiaries are deferred as a separate component of Shareowners’ Equity. UTC had foreign currency net assets in more than forty currencies, aggregating $8.5 billion and $6.5 billion at December 31, 2004 and 2003, respectively.

The notional amount of foreign exchange contracts hedging foreign currency transactions was $5.7 billion and $4.9 billion at December 31, 2004 and 2003, respectively.

[note 13] Financial Instruments

UTC operates internationally and, in the normal course of business, is exposed to fluctuations in interest rates, foreign exchange rates and commodity prices. These fluctuations can increase the costs of financing, investing and operating the business. UTC manages its foreign currency transaction risks and some commodity exposures to acceptable limits through the use of derivatives designated as hedges.

By nature, all financial instruments involve market and credit risks. UTC enters into derivative and other financial instruments with major investment grade financial institutions and has policies to monitor the credit risk of those counterparties. UTC limits counterparty exposure and concentration of risk by diversifying counterparties. UTC does not anticipate non-performance by any of these counterparties.

The non-shareowner changes in equity associated with hedging activity for the twelve months ended December 31, 2004 and 2003 were as follows:

IN MILLIONS OF DOLLARS	2004	2003
Balance at January 1	$55	$4
Cash flow hedging gain, net	86	66
Net (gain) reclassified to sales or cost of products sold	(76)	(15)

Balance at December 31	$65	$55

Of the amount recorded in Shareowners’ Equity, a $67 million pre-tax gain is expected to be reclassified into sales or cost of products sold to reflect the fixed prices obtained from hedging within the next twelve months. Gains and losses recognized in earnings related to the discontinuance or the ineffectiveness of cash flow and fair value hedges were immaterial for the years ended December 31, 2004 and 2003. At December 31, 2004, all derivative contracts accounted for as cash flow hedges mature by October 2009.

All derivative instruments are recorded on the balance sheet at fair value. At December 31, 2004 and 2003, the fair value of derivatives recorded as assets is $165 million and $162 million, respectively, and the fair value of derivatives recorded as liabilities is $43 million and $56 million, respectively. UTC uses derivatives to hedge forecasted cash flows associated with foreign currency commitments or forecasted commodity purchases, which are accounted for as cash flow hedges. In addition, UTC uses derivatives, such as interest rate swaps, which are accounted for as fair value hedges.

The carrying amounts and fair values of financial instruments at December 31 are as follows:

	2004		2003
IN MILLIONS OF DOLLARS	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial Assets and Liabilities
Marketable equity securities	$746	$746	$79	$79
Long-term receivables	170	166	128	125
Customer financing note receivables	483	465	439	425
Short-term borrowings	(1,320)	(1,320)	(669)	(669)
Long-term debt	(4,243)	(4,941)	(4,614)	(5,363)

The above fair values were computed based on comparable transactions, quoted market prices, discounted future cash flows or an estimate of the amount to be received or paid to terminate or settle the agreement, as applicable.

The values of marketable equity securities represent UTC’s investment in common stock that is classified as available for sale and is accounted for at fair value. The increase in marketable equity securities primarily reflects the initial purchase of Kidde shares.

UTC had outstanding financing and rental commitments totaling $838 million at December 31, 2004. Risks associated with changes in interest rates on these commitments are mitigated by the fact that interest rates are variable during the commitment term and are set at the date of funding based on current market conditions, the fair value of the underlying collateral and the credit worthiness of the customers. As a result, the fair value of these financings is expected to equal the amounts funded.

The fair value of the commitment itself is not readily determinable and is not considered significant. Additional information pertaining to these commitments is included in Note 4.

[note 14] Guarantees

UTC extends a variety of financial guarantees to third parties. As of December 31, 2004 and 2003 the following financial guarantees were outstanding:

	2004		2003
IN MILLIONS OF DOLLARS	Maximum Potential Payment	Carrying Amount of Liability	Maximum Potential Payment	Carrying Amount of Liability
Credit facilities and debt obligations - unconsolidated subsidiaries (expire 2005 to 2010)	$160	$4	$191	$9
IAE’s financing arrangements (See Note 4)	1,224	22	1,406	22
Commercial aerospace financing arrangements (See Note 4)	163	31	160	36
Commercial customer financing arrangements	61	1	66	1
Performance guarantees	111	—	—	—

UTC also has obligations arising from sales of certain businesses and assets, including representations and warranties and related indemnities for environmental, health and safety, tax and employment matters. The maximum potential payment related to these obligations is not a specified amount as a number of the obligations do not contain financial caps. The carrying amount of liabilities related to these obligations was $156 million and $191 million at December 31, 2004 and 2003, respectively. For additional information regarding the environmental indemnifications, see Note 15.

UTC accrues for costs associated with guarantees when it is probable that a liability has been incurred and the amount can be reasonably estimated. The most likely cost to be incurred is accrued based on an evaluation of currently available facts, and where no amount within a range of estimates is more likely, the minimum is accrued. In accordance with FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others,” for guarantees issued after December 31, 2002, UTC records a liability for the fair value of such guarantees in the balance sheet.

UTC provides service and warranty policies on its products and extends performance and operating cost guarantees beyond its normal service and warranty policies on some of its products, particularly commercial aircraft engines. In addition, UTC incurs discretionary costs to service its products in connection with product performance issues. Liability for performance and operating cost guarantees is based upon future product performance and durability, and is estimated largely based upon historical experience. Adjustments are made to accruals as claim data and historical experience warrant. The changes in the carrying amount of service and product warranties and product performance guarantees for the years ended December 31, 2004 and 2003, are as follows:

IN MILLIONS OF DOLLARS	2004	2003
Balance as of January 1	$1,161	$1,116
Warranties and guarantees issued	453	448
Settlements made	(433)	(405)
Adjustments to provision	4	2

Balance as of December 31	$1,185	$1,161

[note 15] Commitments and Contingent Liabilities

LEASES. UTC occupies space and uses certain equipment under lease arrangements. Rental commitments of $1,138 million at December 31, 2004 under long-term noncancelable operating leases are payable as follows: $330 million in 2005, $248 million in 2006, $172 million in 2007, $116 million in 2008, $83 million in 2009 and $189 million thereafter.

Rent expense was $321 million in 2004, $261 million in 2003 and $214 million in 2002.

Additional information pertaining to commercial aerospace rental commitments is included in Note 4.

ENVIRONMENTAL. UTC’s operations are subject to environmental regulation by federal, state and local authorities in the United States and regulatory authorities with jurisdiction over its foreign operations. As described in Note 1, UTC has accrued for the costs of environmental remediation activities and periodically reassesses these amounts. Management believes that the likelihood of incurring losses materially in excess of amounts accrued is remote.

GOVERNMENT. UTC is the subject of one or more investigations and legal proceedings initiated by the U.S. Government with respect to government contract matters. UTC believes that in light of the current U.S. Government contracting environment it will be the subject of one or more U.S. Government investigations. If UTC or one of its business units were charged with wrongdoing as a result of any of these investigations or other government investigations (including violations of certain environmental or export laws) it could be suspended from bidding on or receiving awards of new U.S. Government contracts pending the completion of legal proceedings. If convicted or found liable, UTC could be fined and debarred from new U.S. Government contracting for a period generally not to exceed three years. Any contracts found to be tainted by fraud could be voided by the U.S. Government.

UTC’s contracts with the U.S. Government are also subject to audits. Like many defense contractors, UTC has received audit reports, which recommend that certain contract prices should be reduced to comply with various government regulations. Some of these audit reports have involved substantial amounts. UTC has made voluntary refunds in those cases it believes appropriate and continues to litigate certain cases. In addition, UTC accrues for liabilities associated with those matters that are probable and can be reasonably estimated.

As previously disclosed, in the fourth quarter of 2003, UTC received a demand notice for $755 million from the U.S. Department of Defense relating to an on-going dispute over Pratt & Whitney’s government cost accounting practices for engine parts received from its partners on certain commercial engine collaboration programs from 1984 to the present. The case is currently pending before the Armed Services Board of Contract Appeals (ASBCA).

In addition, and as previously disclosed, the U.S. Department of Justice (DOJ) filed a complaint against UTC in 1999 under the civil False Claims Act and other theories related to the “Fighter Engine Competition” between Pratt & Whitney’s F100 engine and GE’s F110 engine. The DOJ alleges that the Government overpaid for engines because Pratt & Whitney inflated certain costs and withheld data. The Government claims damages of $624 million. UTC believes this estimate is substantially overstated, denies any liability and is vigorously defending the matter. Trial of this matter was completed in December 2004 and a decision is expected in 2005.

Should the U.S. Government ultimately prevail with respect to one or more of the significant government contracting matters discussed above the outcome could result in a material effect on UTC’s results of operations in the period the matter is resolved. However, UTC believes that the resolution of these matters will not have a material adverse effect on UTC’s results of operations, competitive position, cash flows or financial condition.

As previously disclosed, the European Commission’s competition directorate (the Commission) conducted inspections in early 2004 at offices of UTC’s Otis subsidiary in Berlin, Brussels, Luxembourg and Paris. The inspections relate to the Commission’s ongoing investigation of possible unlawful collusive arrangements involving the elevator and escalator industry in Europe. UTC is cooperating fully with the Commission’s investigation. Based on the results of its own internal investigation, UTC believes that some Otis employees in limited European locations engaged in activities at a local level in violation of Otis and UTC policies, and may have violated applicable competition law. It is still too early in the Commission’s investigation for UTC to reasonably estimate the civil fines to which it would likely be subject. The aggregate amount of such fines, if ultimately imposed, could be material to UTC’s operating results for the period in which the liability would be recognized or cash flows for the period in which the fines would be paid. UTC does not believe that any such fines would have a material adverse effect on UTC’s financial condition, or that the resolution of this matter would have a material adverse effect on Otis’ competitive position.

OTHER. As described in Note 14, UTC extends performance and operating cost guarantees beyond its normal warranty and service policies for extended periods on some of its products. UTC has accrued its estimated liability that may result under these guarantees and for service costs, which are probable and can be reasonably estimated.

UTC has accrued for environmental investigatory, remediation, operating and maintenance costs, performance guarantees and other litigation and claims based on management’s estimate of the probable outcome of these matters. While it is possible that the outcome of these matters may differ from the recorded liability, management believes that resolution of these matters will not have a material impact on UTC’s financial position, results of operations or cash flows.

UTC also has other commitments and contingent liabilities related to legal proceedings, self insurance programs and matters arising out of the normal course of business.

[note 16] Segment Financial Data

UTC’s operations are classified in six principal segments. During the fourth quarter, Hamilton Sundstrand and Sikorsky, formerly aggregated within the Flight Systems segment, are now reported as separate segments. Those segments were generally determined based on the management of the businesses and on the basis of separate groups of operating companies, each with general operating autonomy over diversified products and services.

OTIS products include elevators, escalators, moving walkways, service and spare parts sold to a diversified international customer base principally in the commercial and residential property industries.

CARRIER products include commercial, industrial and residential heating, ventilating and air conditioning (HVAC) systems and equipment, commercial and transport refrigeration systems and equipment, building controls and energy management and air quality systems, and aftermarket service and components.

CHUBB products include electronic security systems and fire detection and suppression, monitoring and rapid response systems, security personnel services and service for a diversified international customer base principally in the commercial and residential property industries.

PRATT & WHITNEY products include commercial, general aviation and military aircraft engines, parts and service, industrial gas turbines and space propulsion sold to a diversified customer base, including international and domestic commercial airlines and aircraft leasing companies, aircraft manufacturers, and U.S. and foreign governments. Pratt & Whitney also provides product support and a full range of overhaul, repair and fleet management services and produces land-based power generation equipment.

HAMILTON SUNDSTRAND provides aerospace and industrial products for diversified industries. Aerospace products include power generation, management and distribution systems, and flight, engine and environmental control systems, auxiliary power units and propeller systems. Industrial products include air compressors, metering devices, fluid handling equipment and gear drives.

SIKORSKY products include military and commercial helicopters, aftermarket helicopter and aircraft parts and service.

Segment and geographic data include the results of all majority-owned businesses, consistent with the management reporting of these businesses. For certain of these subsidiaries, minority shareholders have rights which, under the provisions of EITF 96-16 “Investor’s Accounting for an Investee When the Investor Has a Majority of the Voting Interest but the Minority Shareholder or Shareholders Have Certain Approval or Veto Rights,” overcome the presumption of control. The participating rights granted by contract to minority shareholders that overcome the presumption of control include minority participation in the appointment, dismissal and compensation of senior management, approval of organizational structure changes, policies, annual operating and capital plans, including approval of merger and acquisition investment activities, and annual dividend plans. These and other participating rights that allow the minority shareholder to participate in decisions that occur as part of the ordinary course of business are represented through the minority shareholder’s ability to block actions proposed by the majority interest. In UTC’s consolidated results, through the year ended December 31, 2003, these entities were accounted for under the equity method of accounting.

Effective January 1, 2004, UTC adopted the provisions of FASB Interpretation No. 46R “Consolidation of Variable Interest Entities – an Interpretation of ARB No. 51” (“FIN 46”). This interpretation requires consolidation of variable interest entities if the equity investment at risk is not sufficient to permit an entity to finance its activities without support from other parties or the equity investors lack certain characteristics. While the adoption of FIN 46 did not have a material impact on UTC’s results of operations, financial condition or cash flows in 2004, it did result in the consolidation of certain entities that were previously accounted for under the equity method of accounting under the provisions of EITF 96-16. Adjustments to reconcile segment reporting to consolidated results are included in “Eliminations and other,” which also includes certain small subsidiaries.

Segment information for the years ended December 31 is as follows:

Segment Information

	Total Revenues			Operating Profits
IN MILLIONS OF DOLLARS	2004	2003	2002	2004	2003	2002
Otis	$8,999	$7,927	$6,811	$1,504	$1,377	$1,057
Carrier	10,636	9,246	8,773	879	911	779
Chubb	2,881	1,136	—	138	55	—
Pratt & Whitney	8,303	7,505	7,645	1,143	1,125	1,282
Hamilton Sundstrand	3,928	3,605	3,453	610	582	565
Sikorsky	2,506	2,184	2,179	213	203	176

Total segment	37,253	31,603	28,861	4,487	4,253	3,859

Eliminations and other	192	(569)	(649)	262	(174)	(27)
General corporate expenses	—	—	—	(279)	(234)	(175)

Consolidated	$37,445	$31,034	$28,212	$4,470	$3,845	$3,657

	Total Assets			Capital Expenditures			Depreciation & Amortization
IN MILLIONS OF DOLLARS	2004	2003	2002	2004	2003	2002	2004	2003	2002
Otis	$5,939	$5,572	$4,734	$79	$77	$81	$175	$154	$138
Carrier	9,166	7,720	7,431	176	89	94	200	182	189
Chubb	4,974	4,396	—	69	16	—	95	44	—
Pratt & Whitney	7,366	6,648	6,082	244	192	257	273	214	209
Hamilton Sundstrand	7,473	6,905	6,675	134	103	85	129	130	127
Sikorsky	1,965	1,573	1,330	46	35	41	42	37	42

Total segment	36,883	32,814	26,252	748	512	558	914	761	705
Eliminations and other	3,152	2,460	3,532	47	18	28	64	38	22

Consolidated	$40,035	$35,274	$29,784	$795	$530	$586	$978	$799	$727

SEGMENT REVENUES AND OPERATING PROFIT. Total revenues by segment include intersegment sales, which are generally made at prices approximating those that the selling entity is able to obtain on external sales.

Geographic Areas

	External Revenues			Operating Profits			Long-Lived Assets
IN MILLIONS OF DOLLARS	2004	2003	2002	2004	2003	2002	2004	2003	2002
United States operations	$18,519	$16,988	$16,760	$2,091	$2,156	$2,289	$8,680	$8,675	$8,648
International operations
Europe	9,396	7,150	5,573	1,187	970	690	4,888	4,984	1,547
Asia Pacific	5,723	4,505	3,647	796	722	573	2,287	1,663	1,428
Other	3,296	2,602	2,581	414	404	307	1,062	682	521
Eliminations and other	511	(211)	(349)	(18)	(407)	(202)	441	300	78

Consolidated	$37,445	$31,034	$28,212	$4,470	$3,845	$3,657	$17,358	$16,304	$12,222

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

Revenues from United States operations include export sales as follows:

IN MILLIONS OF DOLLARS	2004	2003	2002
Europe	$1,126	$1,171	$1,422
Asia Pacific	1,309	1,145	1,594
Other	1,128	1,013	1,037

	$3,563	$3,329	$4,053

GEOGRAPHIC LONG-LIVED ASSETS. Long-lived assets include net fixed assets, goodwill and intangibles, which can be attributed to the specific geographic regions.

MAJOR CUSTOMERS. Revenues include sales under prime contracts and subcontracts to the U.S. Government, primarily related to Pratt & Whitney, Hamilton Sundstrand and Sikorsky products, as follows:

IN MILLIONS OF DOLLARS	2004	2003	2002
Pratt & Whitney	$2,990	$3,025	$2,489
Hamilton Sundstrand	761	681	592
Sikorsky	1,692	1,515	1,423
Other	62	48	50

	$5,505	$5,269	$4,554

Selected Quarterly Financial Data (Unaudited)

	2004 Quarters				2003 Quarters
IN MILLIONS OF DOLLARS, EXCEPT PER SHARE AMOUNTS	First	Second	Third	Fourth	First	Second	Third	Fourth
Sales	$8,357	$9,455	$9,248	$9,640	$6,653	$7,708	$7,875	$8,487
Gross margin	2,087	2,484	2,451	2,457	1,787	2,089	2,162	2,177
Net income	579	837	722	650	502	632	639	588
Earnings per share of Common Stock:
Basic	$1.16	$1.69	$1.46	$1.31	$1.05	$1.33	$1.34	$1.21
Diluted	$1.14	$1.66	$1.43	$1.29	$1.00	$1.26	$1.27	$1.16

Comparative Stock Data

	2004			2003
	High	Low	Dividend	High	Low	Dividend
Common Stock
First quarter	$97.50	$84.05	$.350	$66.21	$54.15	$.245
Second quarter	$91.48	$81.50	$.350	$73.51	$58.75	$.270
Third quarter	$95.79	$88.31	$.350	$80.25	$71.29	$.270
Fourth quarter	$105.52	$89.90	$.350	$95.54	$79.88	$.350

UTC’s Common Stock is listed on the New York Stock Exchange. The high and low prices are based on the Composite Tape of the New York Stock Exchange. There were approximately 26,000 common shareowners of record at December 31, 2004.

Board of Directors	Permanent Committees

Betsy J. Bernard

Former President

AT&T Corporation

(Telecommunications)

George David

Chairman and

Chief Executive Officer

Jean-Pierre Garnier

Chief Executive Officer

GlaxoSmithKline plc

(Pharmaceuticals)

Jamie S. Gorelick

Partner

Wilmer Cutler Pickering

Hale and Dorr LLP

Charles R. Lee

Retired Chairman

and Co-Chief Executive Officer

Verizon Communications

(Telecommunications)

Richard D. McCormick

Retired Chairman, President

and Chief Executive Officer

US West, Inc.

Harold McGraw III

Chairman, President and

Chief Executive Officer

The McGraw-Hill Companies

(Global Information Services)

Frank P. Popoff

Retired Chairman and

Chief Executive Officer

The Dow Chemical Company

(Chemicals and Chemical Products)

H. Patrick Swygert

President

Howard University

André Villeneuve

Chairman

Euronext.LIFFE

(London Futures and Derivatives

Exchange)

H. A. Wagner

Retired Chairman

Air Products and Chemicals, Inc.

(Industrial Gases and Chemicals)

Christine Todd Whitman

President

The Whitman Strategy Group

Audit Committee

Frank P. Popoff, Chairman

Jamie S. Gorelick

Richard D. McCormick

H. Patrick Swygert

André Villeneuve

H. A. Wagner

Compensation &

Executive Development

H. A. Wagner, Chairman

Jean-Pierre Garnier

Charles R. Lee

Richard D. McCormick

Frank P. Popoff

Executive Committee

George David, Chairman

Charles R. Lee

Frank P. Popoff

H. A. Wagner

Finance Committee

Charles R. Lee, Chairman

George David

Jamie S. Gorelick

Harold McGraw III

Frank P. Popoff

André Villeneuve

Christine Todd Whitman

Committee on Nomination

and Governance

Richard D. McCormick, Chairman

Betsy J. Bernard

Jean-Pierre Garnier

Charles R. Lee

H. Patrick Swygert

H. A. Wagner

Public Issues Review Committee

Jean-Pierre Garnier, Chairman

Betsy J. Bernard

Jamie S. Gorelick

Harold McGraw III

H. Patrick Swygert

André Villeneuve

Christine Todd Whitman

Leadership

Mario Abajo

President, South Europe

and Middle East, Otis

David Adler

Senior Vice President,

Worldwide Customer Service,

Sikorsky

Tesfaye Aklilu

Vice President, Quality

and Manufacturing

Ted F. Amyuni

Senior Vice President,

Operations, Carrier

Alain M. Bellemare

President,

Pratt & Whitney Canada

Richard H. Bennett, Jr.

Vice President, Environment,

Health & Safety

Todd Bluedorn

President, North and South

America, Otis

Ari Bousbib

President, Otis

Kent L. Brittan

Vice President,

Supply Management

William M. Brown

President, Asia Pacific, Carrier

William L. Bucknall, Jr.

Senior Vice President, Human

Resources and Organization

John F. Cassidy, Jr.

Senior Vice President,

Science and Technology

Tony Chamberlain

President, Australasia, Chubb

Louis R. Chênevert

President, Pratt & Whitney

Jean Colpin

Director, United Technologies

Research Center

Halsey Cook

President, North America

Residential, Carrier

Geraud Darnis

President, Carrier

George David

Chairman and

Chief Executive Officer

John Doucette

Vice President and

Chief Information Officer

Michael R. Dumais

Vice President and General

Manager, Customer Service,

Hamilton Sundstrand

Thomas E. Farmer

President, Military Engines,

Pratt & Whitney

Stephen N. Finger

President, Sikorsky

Kenneth P. Fox

President, North America

Commercial, Carrier

James E. Geisler

Vice President, Finance

Bruno Grob

President, North and East

Europe, Otis

Gregory J. Hayes

Vice President, Accounting

and Control

Stephen N. Heath

President, Commercial Engines,

Pratt & Whitney

David P. Hess

President, Hamilton Sundstrand

Darryl Hughes

President, U.K., Ireland &

S. Africa, Chubb

Tadayuki Inoue

President, Japan, Otis

George H. Jamison

Vice President, Communications

Todd Kallman

Vice President, Corporate

Strategy & Development

James E. Keenan

Senior Vice President and

General Manager, Aftermarket

Services, Pratt & Whitney

Edwin W. Laprade

President, Industrial,

Hamilton Sundstrand

Richard Laubenstein

President, Carrier Transicold

John P. Leary

Vice President, Employee

Relations

Robert Leduc

President, Flight Systems,

Hamilton Sundstrand

Patrick L’Hostis

President, Europe, Middle East

and Africa, Carrier

Arthur W. Lucas

Senior Vice President,

Engineering, Pratt & Whitney

Paul W. Martin

Senior Vice President,

U.S. Government & Advanced

Development Programs,

Sikorsky

Ronald F. McKenna

Chairman, Hamilton Sundstrand

Didier Michaud

President, U.K. & Central

Europe Area, Otis

Raymond J. Moncini

Senior Vice President,

Operations, Otis

Michael Monts

Vice President,

Business Practices

Larry O. Moore

Senior Vice President,

Module Centers and Operations,

Pratt & Whitney

Timothy M. Morris

President, Aerospace Power

Systems, Hamilton Sundstrand

Eric Patry

President, Europe, Chubb

Jeffrey P. Pino

Senior Vice President,

Marketing & Commercial

Programs, Sikorsky

Olivier J. Robert

President, Chubb

Thomas I. Rogan

Vice President, Treasurer

Kelly A. Romano

President, Carrier Distribution,

Americas

Richard J. Sanfrey

President,

North America Commercial

Refrigeration, Carrier

William H. Trachsel

Senior Vice President

and General Counsel

Tobin J. Treichel

Vice President, Tax

Joseph E. Triompo

President, Engine and Control

Systems, Hamilton Sundstrand

Debra A. Valentine

Vice President, Secretary

and Associate General Counsel

Jan van Dokkum

President, UTC Power

Charles Vo

President,

North Asia Pacific, Otis

Randal E. Wilcox

President,

South Asia Pacific, Otis

Shareowner Information

Corporate Office

United Technologies Corporation

United Technologies Building

Hartford, Connecticut 06101

Telephone 860.728.7000

This report is made available to share-owners in advance of the annual meeting of shareowners to be held at 2:00 p.m., April 13, 2005, in New York, New York. The proxy statement will be made available to shareowners on or about February 25, 2005, at which time proxies for the meeting will be requested.

Information about UTC, including financial information, can be found at our Web site:

www.utc.com

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

EquiServe Trust Company, N.A.

P.O. Box 43069

Providence, RI 02940-3069

Telephone: 1.800.519.3111

Web site: http://www.equiserve.com

TDD: 1.800.952.9245

Telecommunications device for the hearing impaired.

Certifications

UTC has included as Exhibit 31 to its

Annual Report on Form 10-K for fiscal year 2004 filed with the Securities and Exchange Commission certificates of its Chief Executive Officer and principal financial officers certifying, among other things, the information contained in the Form 10-K. UTC has also submitted to the New York Stock Exchange (NYSE) a certificate of UTC’s Chief Executive Officer certifying that he was not aware of any violation by UTC of NYSE corporate governance listing standards as of the date of the certification.

Dividends

Dividends are usually paid on the 10th day of March, June, September and December.

Electronic Access

Shareowners of record may sign up at the following Web site for electronic access to future annual reports and proxy materials, rather than receiving mailed copies:

http://www.econsent.com/utx

Your enrollment is revocable until each year’s record date for the annual meeting. Beneficial shareowners may be able to request electronic access by contacting your broker or bank, or ADP at:

www.utc.com/investors/econsent/ics.htm.

Additional Information

Shareowners may obtain a copy of the United Technologies Report on Form 10-K for 2004 filed with the Securities and Exchange Commission by writing to:

Corporate Secretary

United Technologies Corporation

United Technologies Building

Hartford, Connecticut 06101

For additional information about the corporation please contact Investor Relations at the above corporate office address, or visit our Web site at

http://www.utc.com.

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

To access the service, dial 1.800.881.1914 from any touch-tone phone and follow the recorded instructions.

Direct Registration System

If your shares are held in street name through a broker and you are interested in participating in the Direct Registration System, you may have your broker transfer the shares to EquiServe Trust Company, N.A., electronically through the Direct Registration System. Interested investors can request a description of this book-entry form of registration by calling Shareowner Information Services at 1.800.881.1914.

Environmentally Friendly Report

This annual report is printed on recycled and recyclable paper.

WWW.UTC.COM

WWW.CARRIER.COM

WWW.CHUBBPLC.COM

WWW.HAMILTONSUNDSTRAND.COM

WWW.OTIS.COM

WWW.PRATT-WHITNEY.COM

WWW.SIKORSKY.COM

WWW.UTCPOWER.COM