Form 10-K, Exhibit 13
period 2005-12-31
UNITED TECHNOLOGIES CORP /DE/
filed 2006-02-09
CIK 101829

Exhibit 13

FIVE-YEAR SUMMARY

(in millions, except per share amounts)	2005	2004	2003	2002	2001
For the year
Revenues	$42,725	$37,445	$31,034	$28,212	$27,897
Research and development	1,367	1,267	1,040	1,203	1,264
Income before cumulative effect of a change in accounting principle [1]	3,164	2,673	2,236	2,118	1,836
Net income	3,069	2,673	2,236	2,118	1,836
Earnings per share:
Basic:
Income before cumulative effect of a change in accounting principle [1]	3.19	2.69	2.33	2.21	1.92
Cumulative effect of a change in accounting principle [1]	(.09)	—	—	—	—
Net income	3.10	2.69	2.33	2.21	1.92
Net earnings adjusted for SFAS No. 142					2.15
Diluted:
Income before cumulative effect of a change in accounting principle [1]	3.12	2.64	2.22	2.09	1.81
Cumulative effect of a change in accounting principle [1]	(.09)	—	—	—	—
Net income	3.03	2.64	2.22	2.09	1.81
Net earnings adjusted for SFAS No. 142					2.03
Cash dividends per common share	.88	.70	.57	.49	.45
Average number of shares of Common Stock outstanding:
Basic	991	993	948	945	940
Diluted	1,014	1,011	1,006	1,011	1,011
Cash flow from operations	4,334	3,596	2,827	2,829	2,917
Voluntary pension contributions [2]	663	906	994	530	—
Capital expenditures	929	795	530	586	793
Acquisitions, including debt assumed	4,583	1,295	2,305	424	525
Share repurchase	1,181	992	401	700	599
Dividends on Common Stock [3]	832	660	533	462	423
At year end
Working capital	$1,861	$2,575	$2,069	$4,050	$3,094
Total assets	45,925	40,441	35,674	30,254	28,060
Long-term debt, including current portion	6,628	4,271	4,632	4,676	4,371
Total debt	8,240	5,591	5,301	4,873	4,959
Debt to total capitalization	33%	28%	31%	36%	37%
ESOP Preferred Stock, net [4]	—	—	—	428	429
Shareowners’ equity	16,991	14,266	11,953	8,557	8,515

Number of employees	222,200	209,700	203,300	155,000	152,000

Note 1:	During 2005, we acquired Kidde, which in conjunction with Chubb (acquired during 2003) forms the newly created UTC Fire & Security segment.
Note 2:	During 2005, a 2-for-1 split of our Common Stock was effected in the form of a share dividend. All common share and per share amounts have been adjusted to reflect the split for all periods shown.
[1]	During 2005, we adopted the provisions of FIN 47, “Accounting for Conditional Asset Retirement Obligations” and SFAS 123R, “Share-Based Payment”.
[2]	Principally represents cash contributions. In addition, during 2005, 2002 and 2001 we contributed Treasury Stock of $157, $253 and $247, respectively.
[3]	Excludes dividend paid on ESOP stock.
[4]	During 2003, we converted all of our outstanding shares of ESOP Preferred Stock into Common Stock.

Certain reclassifications have been made to prior year amounts to conform to the current year presentation.

Management’s Discussion and Analysis

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Business Overview

We are a global provider of high technology products and services to the building systems and aerospace industries. Our operations are classified into six principal business segments: Otis, Carrier, UTC Fire & Security, Pratt & Whitney, Hamilton Sundstrand and Sikorsky Aircraft. The UTC Fire & Security segment was created in the second quarter of 2005 upon the acquisition of Kidde plc and includes our former Chubb segment and the acquired Kidde business, excluding the aircraft fire protection systems business, which is included in the Hamilton Sundstrand segment. Otis, Carrier and UTC Fire & Security are collectively referred to as the “commercial businesses”, while Pratt & Whitney, Hamilton Sundstrand and Sikorsky are collectively referred to as the “aerospace businesses”. The commercial businesses generally serve customers in the worldwide commercial and residential property industries, although Carrier also serves customers in the commercial and transport refrigeration industries. The aerospace businesses serve both commercial and government aerospace customers. In addition, a portion of these businesses serve customers in the industrial markets. Our 2005 and 2004 consolidated revenues were derived from the commercial and aerospace businesses as follows (revenues from Hamilton Sundstrand’s and Pratt & Whitney’s industrial markets are included in “commercial and industrial”):

	2005	2004
Commercial and industrial	64%	64%
Military aerospace	16%	18%
Commercial aerospace	20%	18%

	100%	100%

In both 2005 and 2004, approximately 58% of our consolidated sales were original equipment and 42% aftermarket parts and services.

Organic revenue growth for 2005 was 7%, which reflected the positive economics in many of our underlying markets including residential and commercial construction, transportation refrigeration and commercial aerospace. These beneficial conditions are expected to continue in 2006, contributing to an anticipated additional 5% organic growth. Our geographic diversity also benefited organic growth as worldwide economic conditions were generally favorable across all regions in 2005, including the emerging markets, where we have continued to invest. This geographic diversity as well as our industry, product sales and services diversity, has helped limit the impact of any one industry or the economy of any single country on the consolidated operating results. As part of our strategy, we have invested in businesses in certain countries, including Argentina, China and Russia, that carry high levels of currency, political and economic risk. At December 31, 2005, our investment in any one of these countries did not exceed 2% of consolidated shareowners’ equity. Revenues from outside the U.S., including United States export sales, in dollars and as a percentage of total segment revenues, were as follows:

(in millions of dollars)	2005	2004	2003	2005	2004	2003
Europe	$11,255	$9,389	$7,143	26%	25%	23%
Asia Pacific	6,525	5,717	4,499	15%	15%	14%
Other Foreign	4,137	3,288	2,588	10%	9%	8%
U.S. Exports	4,124	3,563	3,329	10%	10%	11%

International Segment Revenues	$26,041	$21,957	$17,559	61%	59%	56%

During 2005, the effect of translation of foreign currency-denominated operating results into U.S. dollars was not material and did not impact diluted earnings per share. With the gain in the strength of the U.S. dollar against certain currencies such as the euro in the later part of 2005, we are anticipating a potentially adverse impact to operating results from the translation of foreign currency-denominated operating results into U.S. dollars in 2006.

Our earnings growth strategy contemplates investments in acquisitions as well as organic revenue growth, including growth from new product development and product improvements. In 2005 and 2004, we invested $4.6 billion and $1.3 billion, including debt assumed of $523 million and $220 million, respectively, in the acquisition of businesses across all our operations. These acquisitions, which contributed approximately half of our revenue growth in 2005, included Kidde (acquired for $3.1 billion), Rocketdyne Power & Propulsion (acquired for $700 million) and Lenel Systems International, Inc. (acquired for $440 million). Kidde is a U.K – based provider of fire safety products and services, including aircraft fire protection systems, with operations in 29 countries. The addition of Kidde’s fire suppression products and services to our existing fire safety business establishes UTC Fire & Security as a global leader within the fire safety industry. Kidde’s aerospace business complements the existing Hamilton Sundstrand business by providing additional integrated systems for many of the same aircraft for which Hamilton Sundstrand is a key supplier. In 2005, Kidde contributed approximately $1.4 billion in combined revenues to the UTC Fire & Security and Hamilton Sundstrand segments. The Rocketdyne business, acquired from The Boeing Company in the third quarter of 2005, strengthens our existing space propulsion, space power and energy businesses by increasing product breadth and leveraging complementary technologies. In 2005, Rocketdyne contributed approximately $200 million in combined revenues to the Pratt & Whitney and Hamilton Sundstrand segments. Lenel is being integrated into the UTC Fire & Security segment and will augment existing technology by providing high-end, integrated electronic security solutions. Lenel did not contribute significantly to consolidated revenues in 2005. In 2004, acquisitions consisted primarily of the initial purchases of Kidde shares for $450 million and the acquisition of the commercial refrigeration business of Linde AG for $324 million.

In addition to the investments in acquisitions, we also invested $267 million and $632 million in 2005 and 2004, respectively, in restructuring actions across our businesses. These restructuring actions, as well as ongoing acquisition integration efforts, cost control and operating efficiencies helped lead to an operating margin improvement in 2005. This improvement was partially offset by dilutive effects of the Kidde and Linde acquisitions, and the adverse impact of commodity and energy cost increases. After a partial recovery through price increases, commodity and energy cost increases had a net negative impact on operating results for 2005 of approximately $150 million. These cost increases are expected to have a further adverse impact of approximately $100 million in 2006.

For additional discussion of acquisitions and restructuring, see “Liquidity and Financing Commitments”, “Restructuring and Other Costs” and Notes 2 and 11 to the Consolidated Financial Statements.

Results of Operations

Revenues

(in millions of dollars)	2005	2004	2003
Sales	$42,278	$36,700	$30,723
Financing revenues and other income, net	447	745	311

Revenues	$42,725	$37,445	$31,034

The consolidated revenue increase of 14% in 2005 to $42.7 billion reflects revenues from acquisitions of 7% and organic growth of 7%. Acquisition revenues principally resulted from the acquisition of Kidde in the second quarter of 2005, and Carrier’s acquisition of Linde in the fourth quarter of 2004. All segments experienced organic sales growth in 2005. Within the commercial businesses, generally favorable worldwide economic conditions resulted in growth across all geographic regions. Otis also benefited from a strong order backlog coming into 2005. North American construction activity and favorable weather conditions generated growth in Carrier’s North American heating, ventilating and air conditioning (HVAC) business, which helped to offset the decline in European HVAC revenues resulting from a cool summer selling season. Strong commercial aerospace original equipment market (OEM) and aftermarket volume across all segments have led the growth in aerospace revenues. Military aerospace volume was generally flat as lower aftermarket revenues at Hamilton Sundstrand and the loss of the Comanche program at Sikorsky were offset by growth in OEM revenues at Hamilton Sundstrand and Pratt & Whitney, as well as aftermarket revenues at Pratt & Whitney and Sikorsky.

The consolidated revenue increase of 21% in 2004 to $37.4 billion reflected organic growth of 8%, revenues from acquisitions of 8% and a 3% contribution from the favorable impact of foreign currency translation primarily due to the strength of the euro in relation to the U.S. dollar.

The decrease in financing revenues and other income, net, results primarily from the inclusion of a $250 million payment from DaimlerChrysler associated with the release of DaimlerChrysler from commitments made in support of MTU Aero Engines GmBH in other income in the first quarter of 2004. The decrease is also attributable to higher tax adjustments in 2004 (approximately $200 million pretax interest income) associated with the settlement of the 1986 to 1993 U.S. federal tax audits compared to the approximately $45 million of pretax interest income primarily associated with the reevaluation of liabilities and contingencies in light of the completion of the examinations of the 1994 through 1999 tax years and commencement of the 2000-2003 tax years, recorded in the second quarter of 2005. The decrease was partially offset by gains of approximately $110 million recognized in 2005 on shares held in Snecma, a French aerospace company. The 2004 increase as compared to 2003 is due principally to the same aforementioned items.

Gross Margin

(in millions of dollars)	2005	2004	2003
Gross margin	$11,343	$9,458	$8,192
Percentage of sales	26.8%	25.8%	26.7%

The 100 basis point improvement in gross margin (product and service sales less cost of product and services sold) in 2005, is primarily the result of lower restructuring costs of $365 million (approximately 90 basis points). After a partial recovery through pricing, increased commodity and energy costs had a net adverse impact on gross margin of approximately $150 million (approximately 40 basis points), which was effectively offset by the savings realized on current and prior year restructuring actions, operational efficiencies and a better mix in the aerospace businesses including higher commercial aftermarket sales. Gross margin decreased

90 basis points in 2004, due primarily to higher restructuring charges of $420 million (approximately 110 basis points) and increased commodity costs of $200 million (approximately 50 basis points) partially offset by margin improvement from higher commercial aerospace volume.

Research and Development

(in millions of dollars)	2005	2004	2003
Company funded	$1,367	$1,267	$1,040
Percentage of sales	3.2%	3.5%	3.4%

Customer funded	$1,478	$1,585	$1,580
Percentage of sales	3.5%	4.3%	5.1%

The 8% increase in company funded research and development in 2005 is primarily attributable to spending on the Boeing 787 program at Hamilton Sundstrand (3%), H-92 program spending at Sikorsky (2%) and to spending at companies acquired by Carrier and UTC Fire & Security (combined 3%). Approximately 75% of the 2004 increase was due to increased spending on commercial engine programs at Pratt & Whitney. The remainder primarily reflects increases at Carrier and Hamilton Sundstrand. Company funded research and development spending is subject to the variable nature of program development schedules.

The 2005 decrease in customer funded research and development was principally the result of the Comanche program termination at Sikorsky (15%), offset partially by increased space development spending at Hamilton Sundstrand associated with ongoing efforts at acquired companies.

Company funded research and development spending for the full year 2006 is expected to increase slightly over 2005 levels due principally to continued spending on aircraft programs such as the Boeing 787. Combined company and customer funded research and development spending in 2006 is expected to approximate 2005 levels.

Selling, General and Administrative

(in millions of dollars)	2005	2004	2003
Selling, general and administrative	$5,241	$4,635	$3,816
Percentage of sales	12.4%	12.6%	12.4%

The 2005 increase in selling, general and administrative expenses is due principally to the acquisitions of Kidde and Linde (10%), with the balance largely incurred in support of volume increases across the businesses. The reduction as a percent of sales is attributable to cost control initiatives and to the savings from prior restructuring actions. The 2004 increase primarily reflects the July 2003 acquisition of Chubb (12%), the impact of foreign currency translation, primarily at Carrier and Otis, and higher restructuring charges (1%).

Interest Expense

(in millions of dollars)	2005	2004	2003
Interest expense	$498	$363	$375
Average interest rate during the year:
Short-term borrowings	5.5%	4.9%	5.2%
Total debt	6.3%	6.3%	6.5%

Interest expense increased in 2005, primarily as a result of the $2.4 billion of long-term debt issuance and higher average commercial paper balance in connection with the acquisitions of Kidde, Rocketdyne and Lenel, as well as higher average interest rates on short-term borrowings. The decrease in 2004 was due primarily to lower average long-term borrowings in 2004 as compared to 2003.

The average interest rate for commercial paper increased in 2005 as compared to 2004 generating the increase in the average short-term borrowing rate. The weighted-average interest rate applicable to debt outstanding at December 31, 2005 was 5.2% for short-term borrowings and 6.1% for total debt as compared to 3.3% and 5.9%, respectively, at December 31, 2004.

Income Taxes

	2005	2004	2003
Effective income tax rate	26.8%	26.2%	26.5%

The effective tax rate for 2005, 2004 and 2003 reflects the tax benefit associated with the lower tax rate on international earnings, which we intend to permanently reinvest outside the United States. The 2005 effective rate reflects a benefit of approximately $135 million related to an amended return, filed in 2005, which claimed credits for 2003 foreign taxes previously recognized as deductions.

The 2005 effective tax rate reflects a tax benefit of approximately $19 million associated with noncore business divestitures. We recognized a tax cost related to the tax gain from the sale of a Hamilton Sundstrand division and tax benefits related to tax losses from the sale of a Carrier refrigeration operation and from the sale and liquidation of a Pratt & Whitney subsidiary. The third-party sales did not result in significant pretax gains or losses for financial reporting purposes.

In the normal course of business, various tax authorities examine us, including the IRS. In 2005, the IRS substantially completed its examination of tax years 1994 through 1999 and commenced its examination of tax years 2000 through 2003. The 2005 effective tax rate reflects an approximately $66 million reduction in tax expense primarily as a result of the reevaluation of our liabilities and contingencies in light of the completion and commencement of exam cycles. We are pursuing the resolution of a disputed issue related to the 1999 disposition of a business segment with the Appeals Division of the IRS. We expect to resolve the Appeals matter in 2006 and to complete the examination phase of the 2000 through 2003 audit in 2007. Although the outcome of these matters cannot currently be determined, we believe adequate provision has been made for any potential unfavorable financial statement impact.

The 2004 effective tax rate reflects an approximately $80 million reduction in tax expense as a result of a settlement with the IRS and final review by the U.S. Congress Joint Commission on Taxation with respect to claims and other disputed items related to the 1986 to 1993 tax years.

As described in Note 9 to the Consolidated Financial Statements, the 2003 rate also benefited from a $448 million tax loss associated with a noncore business (4.1%) substantially offset by a reduced benefit (4.0%) from international activities attributable to recognition of foreign taxes as deductions and not credits for U.S. income tax purposes. The tax loss was attributable to a worthless stock deduction we were entitled to in 2003, relating primarily to a diminution in value of our subsidiary, International Comfort Products, USA (ICP, USA) and other events that fixed the loss in 2003, which included the transfer of certain of ICP, USA’s assets to Carrier and the sale of ICP, USA to a third party. The third-party sale of the ICP, USA assets did not result in a significant loss for financial accounting purposes.

The American Jobs Creation Act, signed into law in October 2004, provided an opportunity in 2005 to repatriate up to $500 million of reinvested foreign earnings and to claim an 85% dividend received deduction against the repatriated amount. We have evaluated the potential effects of the repatriation provision and have decided not to repatriate earnings under the provision.

We expect our effective income tax rate in 2006 to approximate 28%, before any impact from ongoing tax examinations.

For additional discussion of income taxes, see “Critical Accounting Estimates – Income Taxes” and Note 9 to the Consolidated Financial Statements.

Net Income and Earnings Per Share

(in millions of dollars, except per share amounts)	2005	2004	2003
Income before cumulative effect of a change in accounting principle	$3,164	$2,673	$2,236
Cumulative effect of a change in accounting principle	95	—	—

Net income	$3,069	$2,673	$2,236

Diluted Earnings per Share:
Income before cumulative effect of a change in accounting principle	$3.12	$2.64	$2.22
Cumulative effect of a change in accounting principle	.09	—	—

Net income	$3.03	$2.64	$2.22

The impact of foreign currency translation did not have an impact on earnings per share in 2005. For 2004 and 2003, the favorable impact of foreign currency translation contributed $.09 and $.12 per share, respectively. As discussed in Note 1 to the Consolidated Financial Statements, we adopted the provisions of Financial Accounting Standards Board (FASB) Interpretation No. 47, “Accounting for

Conditional Asset Retirement Obligations (an interpretation of FASB Statement No. 143)” effective December 31, 2005. The cumulative effect of this adoption reduced 2005 diluted earnings per share by $.09 and is not expected to have a significant impact to future operating results.

Restructuring and Other Costs

We recorded net pretax restructuring and related charges totaling $267 million in 2005 and $632 million in 2004 for new and ongoing restructuring actions. We recorded these charges in the segments as follows:

(in millions of dollars)	2005	2004
Otis	$52	$144
Carrier	80	241
UTC Fire & Security	21	—
Pratt & Whitney	39	152
Hamilton Sundstrand	66	71
Sikorsky	3	9
Eliminations and Other	6	15

The 2005 charges include $180 million in cost of sales, $73 million in selling, general and administrative expenses and $14 million in other income. The 2004 charges include $546 million in cost of sales, $74 million in selling, general and administrative expenses and $12 million in other income. As described below, these charges relate to actions initiated during 2005 and 2004. For a discussion of restructuring actions associated with business acquisitions, see Note 2 to the Consolidated Financial Statements.

Restructuring actions are an essential component of our operating margin improvement efforts and relate to both existing operations and those recently acquired. We have acquired certain businesses at beneficial values, such as Linde, Chubb and Kidde, with the expectation of restructuring the underlying cost structure in order to bring operating margins up to expected levels. Restructuring actions focus on streamlining costs through workforce reductions, the consolidation of manufacturing, sales and service facilities, and the transfer of work to more cost-

effective locations. For acquisitions, the costs of restructuring actions are recorded under purchase accounting for the first year after acquisition. Actions initiated subsequently are recorded through operating results.

In 2005, the more significant actions relate to the consolidation of manufacturing operations at Hamilton Sundstrand, including the closure of a portion of Rockford Manufacturing, and general overhead reduction efforts principally at Carrier and Otis. These actions, when complete, will provide for workforce reductions of approximately 3,000 hourly and salaried employees, the exiting of approximately 1.7 million net square feet of facilities and the disposal of assets associated with the exited facilities. Savings are expected to increase over the two-year period subsequent to initiating the actions, resulting in recurring pretax savings of approximately $110 million. We expect pre-tax cash outflows on these programs to be approximately $130 million, of which $57 million has been funded to date.

During 2004, we focused on a reduction of manufacturing footprint with the announced closures of Carrier’s McMinnville, Tennessee, commercial air conditioning and ventilation product manufacturing facility, Otis’ Stadthagen, Germany, escalator manufacturing facility and Pratt & Whitney’s Space Propulsion facility in San Jose, California. These actions, when complete, will provide for workforce reductions of approximately 5,400 hourly and salaried employees, the exiting of approximately 5.7 million net square feet of facilities and the disposal of assets associated with the exited facilities. Savings are expected to increase over the two-year period subsequent to initiating the actions, resulting in recurring pretax savings of approximately $295 million annually. We expect pretax cash outflows on these programs to be approximately $385 million, of which $320 million has been funded to date. As of December 31, 2005, the 2004 actions have been completed substantially as planned.

We may initiate additional restructuring actions in 2006 through our continuing cost-reduction efforts. No specific plans for significant new actions have been finalized at this time. However, it is management’s expectation that when significant favorable items are recorded in a period, restructuring actions will also be initiated in that period when practical.

Segment Review

	Revenues			Operating Profits			Operating Profit Margin
(in millions of dollars)	2005	2004	2003	2005	2004	2003	2005	2004	2003
Otis	$9,575	$8,937	$7,882	$1,712	$1,413	$1,301	17.9%	15.8%	16.5%
Carrier	12,512	10,620	9,232	1,104	830	853	8.8%	7.8%	9.2%
UTC Fire & Security	4,250	2,879	1,135	235	130	53	5.5%	4.5%	4.7%
Pratt & Whitney	9,295	8,281	7,484	1,449	1,083	1,063	15.6%	13.1%	14.2%
Hamilton Sundstrand	4,382	3,921	3,598	675	583	554	15.4%	14.9%	15.4%
Sikorsky	2,802	2,506	2,184	250	200	190	8.9%	8.0%	8.7%

Commercial Businesses

The financial performance of our commercial businesses can be influenced by a number of external factors including fluctuations in residential and commercial construction activity, interest rates, labor costs, foreign currency exchange rates, customer attrition, raw material and energy costs and other global and political factors. Carrier’s financial performance can also be influenced by production and utilization of transport equipment, and in its residential business, weather conditions in seasonal periods. In 2005, 69% of total commercial business revenues was generated outside the U.S., as compared to 68% in 2004. The following table shows revenues generated outside the U.S. for each of the segments in our commercial businesses:

	2005	2004
Otis	80%	79%
Carrier	55%	51%
UTC Fire & Security	87%	96%

OTIS is the world’s largest elevator and escalator manufacturing, installation and service company. Otis designs, manufactures, sells and installs a wide range of passenger and freight elevators, escalators and moving walkways. In addition to new equipment, Otis provides modernization products to upgrade elevators and escalators as well as maintenance services for both its products and those of other manufacturers. Otis serves an international customer base, principally in the commercial and residential property industries.

In 2005, North American office and residential building construction starts were flat compared with 2004; modest growth is expected in 2006. The elevator new equipment market in Europe experienced growth in 2005; however, this growth is not expected to continue in 2006. In Asia, strong growth in the new equipment market in China was partially offset by a decline in Korea and soft conditions in Japan. Continued growth in China is anticipated in 2006, while Korean and Japanese markets are expected to remain soft.

Otis revenues increased $638 million (7%) in 2005, reflecting growth in all geographic regions. The 2005 increase reflects volume growth (5%) and the favorable impact of foreign currency translation (2%). The 2004 increase of $1,055 million (13%) reflects the favorable impact of foreign currency translation (6%), higher volume (5%) and the impact of acquisitions (2%).

Otis operating profits increased $299 million (21%) in 2005 compared with 2004. The operating profit increase reflects profit improvement at constant currency due to higher volume, product cost reduction and operational efficiencies (12%); lower restructuring charges (7%) and the favorable impact of foreign currency translation (2%). Operating profits increased $112 million (9%) in 2004 compared to 2003. The operating profit increase reflects profit improvement at constant currency (12%), primarily in Europe and Asia, and the favorable impact of foreign currency translation (7%), partially offset by higher restructuring charges (6%) and the absence in 2004 of an approximate $50 million (4%) non-cash gain in 2003 associated with an exchange of equity interests in China.

CARRIER is the world’s largest manufacturer and distributor of HVAC systems; and also offers refrigeration and food service equipment, and related controls, for residential, commercial, industrial and transportation applications. Carrier also provides aftermarket services and components for the products it sells and those of other manufacturers in both the HVAC and refrigeration industries. During 2005, a warm summer combined with additional 10 SEER volume in advance of the new U.S. minimum efficiency standard resulted in higher demand for the North American residential HVAC business, which helped to offset the earlier adverse effects of an unseasonably cool spring. Conversely, Europe experienced cool temperatures throughout the selling season, which weakened demand there for residential HVAC compared to the prior year. As of December 31, 2005, inventory levels in the North American and European HVAC distribution channels were higher than market averages driven by the weaker than anticipated selling season in Europe in both 2004 and 2005, and higher customer orders in advance of the aforementioned U.S. efficiency standard change and the related factory ramp-up in the first quarter of 2006. Transport refrigeration remained solid, primarily driven by the strong truck and trailer business. The commercial HVAC market rebounded in North America, but was flat in Europe and down in the Asia Pacific region. Finally, the integration of Linde and resulting productivity improvements had a favorable impact on 2005 results.

As a result of commodity cost increases in 2004 and 2005, Carrier implemented price increases in 2005 on many of its products, which helped to mitigate the impact. Cost pressures from commodity price increases are expected to continue in 2006.

Carrier revenues increased $1,892 million (18%) in 2005 compared to 2004. The increase primarily resulted from acquisitions (9%), principally Linde, and growth in the North American HVAC business (6%). Revenues in 2004 increased $1,388 million (15%) reflecting volume growth (9%), with North American HVAC contributing 45% of the increase, Asia-25%, transport refrigeration-20%, and Europe-10%, the favorable impact of foreign currency translation (3%) and the impact of acquisitions (3%), primarily reflecting the fourth quarter acquisition of Linde.

Carrier’s operating profits increased $274 million (33%) in 2005 compared to 2004 due in large part to a reduction in restructuring charges of $161 million (19%). The net impact of higher volumes and restructuring benefits (15%), Linde (8%), and favorable foreign currency translation (1%) was partially offset by higher commodity costs including a related LIFO charge, net of price increases (6%) and the expenses related to a new 13 SEER platform (4%). Operating profits decreased $23 million (3%) in 2004. Higher restructuring costs (21%) and unfavorable commodity pricing (14%) in 2004 more than offset profit improvements from higher volume and factory productivity (28%), primarily attributable to the transport refrigeration, Europe and North American HVAC businesses, and the favorable impact of foreign currency translation (4%).

UTC FIRE & SECURITY is a global provider of security and fire safety products and services. We created the UTC Fire & Security segment in the second quarter of 2005 upon acquiring Kidde. The UTC Fire & Security segment includes our former Chubb segment, and Kidde’s industrial, residential and commercial fire safety businesses. In the electronic security industry, UTC Fire & Security provides system integration, installation and service of intruder alarms, access control systems and video surveillance systems. In the fire safety industry, UTC Fire & Security designs, integrates, installs and services fire detection and fixed suppression systems and manufactures, sells and services portable fire extinguishers and other fire fighting equipment. UTC Fire & Security also provides monitoring, response and security personnel services, including cash-in-transit security, to complement both the fire and electronic security equipment businesses. UTC Fire & Security’s operations are predominantly outside the U.S.

UTC Fire & Security revenues increased $1,371 million (48%) in 2005 as compared with 2004 due largely to the acquisition of Kidde (43%) in the second quarter. Volume and pricing increases (combined 3%) and foreign currency translation (2%), contributed the remainder. Revenues for the full year of 2004 totaled $2,879 million compared to $1,135 million reported for five months of 2003. Approximately 80% of the reported revenues in 2004 and 2003 were contributed by fire and security services in Australasia, the United Kingdom and Continental Europe. Fire protection revenues increased in the last five months of 2004 compared to the same period in 2003, due largely to the favorable impact of foreign currency translation.

Operating profit increased $105 million (81%) in 2005 as compared with 2004, with acquisitions (63%) contributing the majority. The balance of the operating profit increase, in the legacy Chubb business, was generated principally from increased volume, pricing and net cost reductions from previous restructuring actions (combined 27%), offset partially by additional restructuring charges (16%). Operating profit was $130 million in 2004 compared to $53 million reported for five months of 2003. Operating profit margin was relatively flat for the last five months of 2004 compared to the same period of 2003.

Aerospace Businesses

The financial performance of Pratt & Whitney, Hamilton Sundstrand and Sikorsky is directly tied to the economic conditions of the commercial aerospace and defense industries. Traffic growth, load factors, worldwide airline profits, general economic activity and global defense spending have been reliable indicators for new aircraft and aftermarket orders in the aerospace industry. Spare part sales and aftermarket service trends are affected by many factors including usage, pricing, regulatory changes and retirement of older aircraft. Performance in the general aviation sector is closely tied to the overall health of the economy and is positively correlated to corporate profits.

The continued growth in revenue passenger miles (RPMs) is benefiting both commercial aircraft production as well as aftermarket service and spares revenue levels. The commercial airline industry, however, continues to experience poor financial performance, which was exacerbated in 2005 by escalating fuel prices. As such, airlines and aircraft manufacturers will continue to pursue lower-cost packages from their suppliers. The bankruptcy filings of major U.S. airlines during 2005 did not have a significant impact on our operating results. Notwithstanding the health of the airlines, strong production levels at airframers, as well as the continued high usage of aircraft, as evidenced by the growth in RPMs, drove growth in the aerospace businesses in 2005. Growth was further augmented by strong commercial helicopter sales, which are benefiting from higher corporate profits and increased oil industry activity. Further increases in RPMs and continued positive global economic conditions are expected to result in increased commercial aerospace volume in 2006.

Our total sales to the U.S. government increased in 2005 to $5.8 billion or 14% of total sales, compared with $5.5 billion or 15% of total sales in 2004 and $5.3 billion or 17% of total sales in 2003. The defense portion of our aerospace business is affected by changes in market demand and the global political environment. Our participation in long-term production and development programs for the U.S. government has contributed positively to our results in 2005 and is expected to continue to benefit results in 2006.

PRATT & WHITNEY is among the world’s leading suppliers of commercial, general aviation and military aircraft engines. Pratt & Whitney provides spare parts, aftermarket and fleet management services, primarily for the engines it produces, along with space propulsion and power generation systems. These products and services must adhere to strict regulatory and market-driven safety and performance standards. These standards, along with the long duration of aircraft engine programs, create uncertainty regarding engine program profitability. The aftermarket business is affected by competition and technological improvements to newer generation engines that increase reliability. Pratt & Whitney continues to enhance its programs through performance improvement measures and product base expansion. Manufacturing and aftermarket operations are benefiting from restructuring actions aimed at improving efficiency and from selective acquisitions and ventures. Product base expansion includes Pratt & Whitney’s development of large commercial engines for the narrow-bodied and wide-bodied aircraft markets and small commercial engines that have been selected for new light-jet aircraft programs. Pratt & Whitney is also positioned to deliver engines and aftermarket products and services for next generation fighter aircraft to both U.S. and foreign governments, including the Air Force’s F-22A and F-35 Joint Strike Fighter aircraft.

Investments in new commercial engines involve significant risk due to the size of the investment required and the technical issues surrounding new engine development. In order to lessen its risk on engine development and to improve program economics, Pratt & Whitney has also entered into collaboration agreements.

Pratt & Whitney revenues increased $1,014 million (12%) in 2005 as compared with 2004. This increase is primarily attributable to higher aftermarket services and commercial engine revenues (6%) and higher Pratt & Whitney Canada volume (5%), including engine sales, spares and service. Acquisitions, principally Rocketdyne, contributed approximately $200 million (3%) of the increase. Military aerospace revenues were relatively flat in 2005 compared to 2004. Revenues increased $797 million (11%) in 2004. The 2004 increase is due primarily to higher commercial aerospace revenues (9%), mainly related to higher engine shipments at Pratt & Whitney Canada and higher commercial aftermarket volume.

Pratt & Whitney operating profits increased $366 million (34%) in 2005 as compared with 2004. This increase is primarily attributable to higher aftermarket services and commercial engine volumes (10%), increased volume at Pratt & Whitney Canada (6%), lower restructuring costs (10%) and $42 million (4%) of first quarter 2004 costs associated with a collaboration accounting litigation matter.

Operating profits increased $20 million (2%) in 2004 due primarily to increased commercial aerospace profits (29%), reflecting higher volume at Pratt & Whitney Canada and higher volume, cost reduction and productivity in the commercial aftermarket business, partially offset by higher company funded research and development spending (15%) and higher restructuring charges (13%).

HAMILTON SUNDSTRAND is among the world’s leading suppliers of technologically advanced aerospace and industrial products and aftermarket services for diversified industries worldwide. Aerospace products include systems for power generation, management and distribution, and for flight, engine, fuel, fire detection and protection and environmental controls, auxiliary power units and propeller systems. Industrial products include air compressors, metering pumps and fluid handling equipment. Hamilton Sundstrand is responding to industry conditions by focusing on development of new product and service offerings, acquisitions and actions aimed at improving efficiency and aftermarket growth opportunities. Hamilton Sundstrand is engaged in development programs for a variety of new commercial and military aircraft platforms, including the design and development of significant systems for the Boeing 787 aircraft, as well as for the Airbus A380 commercial aircraft and the A400M military aircraft. Hamilton Sundstrand is also engaged in development contracts for NASA and its prime contractors for a variety of products for international space programs.

Hamilton Sundstrand revenues increased $461 million (12%) as compared with 2004 due principally to the net impact of acquisitions and divestitures (5%), and volume growth in both the aerospace (4%) and industrial (2%) businesses. Within aerospace, increased commercial aftermarket volume was partially offset by continued declines in military aftermarket volume. Revenues increased $323 million (9%) in 2004. The increase was due to higher aerospace revenues (4%), higher industrial revenues (4%), and the favorable impact of foreign currency translation of approximately 2%. The aerospace revenues reflect both higher original equipment and aftermarket volumes.

Hamilton Sundstrand operating profit increased $92 million (16%) as compared with 2004 due principally to the net impact of acquisitions and divestitures (11%), and volume growth in both the commercial aftermarket (6%) and industrial businesses (2%). This operating profit improvement was partially offset by the effects of increased development spending, net of gains on the disposition of noncore businesses, principally Falk. Operating profits increased $29 million (5%) in 2004. The operating profit increase was due primarily to higher aerospace profits (9%), and higher industrial profits (4%), partially offset by higher restructuring charges in 2004 (8%). The aerospace results reflect higher aftermarket volumes.

SIKORSKY is one of the world’s largest manufacturers of military and commercial helicopters and provides aftermarket helicopter and aircraft products and services. Sikorsky has focused on improving its cost structure, increasing the capabilities of its existing products, developing new products and expanding its aftermarket business. In its government business, Sikorsky continues to supply Black Hawk helicopters and their derivatives to the U.S. and foreign governments.

Sikorsky revenues increased $296 million (12%) in 2005 as compared to 2004 with commercial aircraft deliveries (10%) and strong aftermarket sales (10%) offsetting the loss of Comanche revenues (10%). Revenues increased $322 million (15%) in 2004. The increase was due primarily to higher helicopter program revenues (11%) and aftermarket revenues (6%), partially offset by lower Comanche revenues (2%).

Sikorsky’s operating profit increased $50 million (25%) in 2005 as compared to 2004 due principally to higher aircraft and aftermarket volume (47%). The balance of the operating profit change primarily reflects the termination of the Comanche program (12%) and an increase in development spending (11%), offset by lower restructuring charges (3%). Operating profit increased $10 million (5%) in 2004. The increase reflects the profit impact of the increased helicopter and aftermarket revenues (18%), offset by lower Comanche profits (9%) and higher restructuring charges (4%).

Liquidity and Financing Commitments

(in millions of dollars)	2005	2004
Cash and cash equivalents	$2,247	$2,265
Total debt	8,240	5,591
Net debt (total debt less cash and cash equivalents)	5,993	3,326
Shareowners’ equity	16,991	14,266
Total capitalization (debt plus equity)	25,231	19,857
Net capitalization (debt plus equity less cash and cash equivalents)	22,984	17,592
Debt to total capitalization	33%	28%
Net debt to net capitalization	26%	19%

We assess our liquidity in terms of our ability to generate cash to fund our operating, investing and financing activities. Significant factors affecting the management of liquidity include: cash flows generated from operating activities, capital expenditures, customer financing requirements, investments in businesses, dividends, Common Stock repurchases, pension funding, adequacy of available bank lines of credit, and the ability to attract long-term capital at satisfactory terms.

OPERATING CASH FLOWS. Net cash provided by operating activities in 2005 was $4,334 million compared to $3,596 million in 2004. Net income growth of $396 million and $243 million of benefit from lower 2005 voluntary pension contributions were partially offset by a growth in working capital components of $350 million. The utilization of various restructuring reserves and higher receivable balances at UTC Fire & Security and Pratt & Whitney drove the unfavorable working capital changes. Pretax cash outflows associated with restructuring and other actions were $242 million in 2005 and $230 million in 2004. In addition, we expect pre-tax cash outflows associated with restructuring and other actions, including restructuring actions initiated in connection with acquisitions, to be in excess of $250 million in 2006.

The funded status of our pension plans is dependent upon many factors, including returns on invested assets, level of market interest rates and levels of voluntary contributions to the plans. Declines in long-term interest rates have had a negative impact on the funding obligation. However, better than projected investment returns and additional voluntary pension contributions have improved the funded status of all plans, helping to minimize future funding requirements. As such, we plan to make up to $500 million in voluntary cash contributions to these defined benefit pension plans in 2006, versus the voluntary cash contributions of $663 million and $906 million, in 2005 and 2004, respectively. We also contributed an additional $157 million in UTC stock to these plans during 2005. These contributions are reported as an increase in other assets in the Consolidated Balance Sheet. As of December 31, 2005, the total investment by the defined benefit pension plans in our securities is approximately 4% of total plan assets.

INVESTING CASH FLOWS. Cash used in investing activities was $4,649 million in 2005, compared with $1,762 million in 2004. The 2005 activity primarily reflects a net investment in businesses of $3.8 billion and capital expenditures of $929 million. The $3.8 billion in acquisition spending largely relates to the acquisitions of Kidde, Rocketdyne, Lenel and the buyout of the remaining minority interest in Otis LG Elevator Company, net of the proceeds from the dispositions of businesses (principally Falk) of $308 million. We purchased our initial interest in Kidde of slightly less than 20% in late 2004 for approximately $450 million. The remaining balance of the approximately $2.6 billion cash purchase price was paid in the second quarter of 2005. The acquisitions of Rocketdyne, Lenel and Otis LG Elevator Company for approximately $700 million, $440 million and $315 million, respectively, comprise the majority of the remaining acquisition spending. We expect total investments in businesses in 2006 to approximate $2 billion, however, actual acquisition spending may vary depending upon the timing and availability of appropriate acquisition opportunities.

Capital expenditures increased $134 million in 2005 to $929 million largely reflecting investments by Carrier in production modifications for its new 13 SEER product line and by Pratt & Whitney Canada in their PW600 line. Capital expenditure levels are expected to approximate depreciation expense in 2006.

Customer financing activities used net cash of $70 million in 2005, compared to $51 million in 2004. While we expect that customer financing will be a net use of cash in 2006 of approximately $250 million, actual funding is subject to usage under existing customer financing arrangements. At December 31, 2005, we had financing and rental commitments of $880 million related to commercial aircraft, of which as much as $355 million may be required to be disbursed in 2006. We may also arrange for third-party investors to assume a portion of our commitments. Refer to Note 4 to the Consolidated Financial Statements for additional discussion of our commercial aerospace industry assets and commitments.

FINANCING CASH FLOWS. Net cash flow provided by financing activities was $335 million in 2005 compared to a use of $1,299 million in 2004. Cash provided by financing activities during 2005 was driven by our issuance of long-term debt and additional commercial paper in 2005. In April 2005, we issued $2.4 billion of long-term debt, the proceeds of which were used to fund the Kidde and Lenel acquisitions, and for general corporate purposes. In the third quarter of 2005, we issued an additional $700 million of commercial paper primarily to fund the acquisition of Rocketdyne.

Financing cash outflows for 2005 and 2004 include the repurchase of 22.6 million and 21.8 million shares of our Common Stock for $1,181 million and $992 million, respectively. Share repurchase continues to be a significant use of our cash flow. In addition to management’s view that the repurchase of our Common Stock is a beneficial investment, we also repurchase to offset the dilutive effect of the issuance of stock and options under the stock-based employee benefit programs. In March 2005, we announced that the Board of Directors authorized the renewal of our 60 million common share repurchase program. Amounts that were available for repurchase under the previous program lapsed and are no longer available. At December 31, 2005, approximately 38.7 million shares remain available for repurchase under the program authorized in 2005. We expect total share repurchases in 2006 to approximate $1.5 billion; however, total repurchases may vary depending upon the level of other investing activities.

At December 31, 2005, we had credit commitments from banks totaling $1.5 billion under a revolving credit agreement, which serves as a backup facility for the issuance of commercial paper. There were no borrowings under this revolving credit agreement at December 31, 2005. An additional $2.5 billion revolving credit agreement established in 2004 was voluntarily terminated in 2005. In addition, at December 31, 2005, approximately $1.6 billion was available under short-term lines of credit with local banks at our various domestic and international subsidiaries.

At December 31, 2005, up to approximately $2 billion of additional debt and equity securities could be issued under a shelf registration statement on file with the Securities and Exchange Commission.

On April 13, 2005, the Board of Directors approved a 2-for-1 split of our common stock in the form of a stock dividend. The stock dividend was issued June 10, 2005 to shareowners of record at the close of business on May 20, 2005. In the first quarter of 2005, the Board of Directors approved a 26% increase in the quarterly dividends payable to $.22 per share. During 2005, $832 million of cash dividends were paid to shareholders.

Our shareowners’ equity is affected by a variety of factors, including those items that are not reported in earnings but are reported directly in equity, such as foreign currency translation, minimum pension liability adjustments, unrealized holding gains and losses on available-for-sale securities and cash flow hedging transactions. See the Consolidated Statement of Changes in Shareowners’ Equity for information on such non-shareowners’ changes.

We manage our worldwide cash requirements considering available funds among the many subsidiaries through which we conduct our business and the cost effectiveness with which those funds can be accessed. The repatriation of cash balances from certain of our subsidiaries could have adverse tax consequences; however, those balances are generally available without legal restrictions to fund ordinary business operations. We have and will continue to transfer cash from those subsidiaries to the parent and to other international subsidiaries when it is cost effective to do so.

We believe that existing sources of liquidity are adequate to meet anticipated borrowing needs at comparable risk-based interest rates for the foreseeable future. The extent and timing of acquisition spending can cause variations in our debt to capital levels. The issuance of $2.4 billion in long-term debt to finance acquisitions increased the level of debt to total capitalization to 33% from 28%; however, we believe that our existing cash position and other sources of liquidity are sufficient to satisfy our cash flow requirements, including further acquisition spending, continued common stock repurchases and pension funding, as needed.

Critical Accounting Estimates

Preparation of our financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Note 1 to the Consolidated Financial Statements describes the significant accounting policies used in preparation of the Consolidated Financial Statements. Management believes the most complex and sensitive judgments, because of their significance to the Consolidated Financial Statements, result primarily from the need to make estimates about the effects of matters that are inherently uncertain. The most significant areas involving management judgments and estimates are described below. Actual results in these areas could differ from management’s estimates.

LONG-TERM CONTRACT ACCOUNTING. We utilize percentage of completion accounting on certain of our long-term contracts. The percentage of completion method requires estimates of future revenues and costs over the full term of product delivery.

Losses, if any, on long-term contracts are provided for when anticipated. We recognize loss provisions on original equipment contracts to the extent that estimated inventoriable manufacturing, engineering, estimated product warranty and product performance guarantee costs exceed the projected revenue from the products contemplated under the contractual arrangement. Products contemplated under the contractual arrangement include products purchased under the contract and, in the aerospace businesses, required replacement parts that are purchased separately and subsequently for incorporation into the original equipment. Revenue projections used in determining contract loss provisions are based upon estimates of the quantity, pricing and timing of future product deliveries. We recognize losses on shipment to the extent that inventoriable manufacturing costs, estimated warranty costs and product performance guarantee costs exceed revenue realized. We measure the extent of progress toward completion on our long-term commercial aerospace equipment and helicopter contracts using units of delivery. In addition, we use the cost-to-cost method for development contracts in the aerospace businesses and for elevator and escalator sales, installation and modernization contracts in the commercial businesses. For long-term aftermarket contracts, we recognize revenue over the contract period in proportion to the costs expected to be incurred in performing services under the contract. Contract accounting also requires estimates of future costs over the performance period of the contract as well as an estimate of award fees and other sources of revenue.

Contract costs are incurred over a period of time, which can be several years, and the estimation of these costs requires management’s judgment. The long-term nature of these contracts, the complexity of the products, and the strict safety and performance standards under which they are regulated can affect our ability to estimate costs precisely. As a result, we review and update our cost estimates on significant contracts on a quarterly basis, and no less than annually for all others, or when circumstances change and warrant a modification to a previous estimate. We record adjustments to contract loss provisions in earnings when identified.

INCOME TAXES. The future tax benefit arising from net deductible temporary differences and tax carryforwards is $2.1 billion at December 31, 2005 and $2.8 billion at December 31, 2004. Management believes that our earnings during the periods when the temporary differences become deductible will be sufficient to realize the related future income tax benefits. For those jurisdictions where the expiration date of tax carryforwards or the projected operating results indicate that realization is not likely, a valuation allowance is provided.

In assessing the need for a valuation allowance, we estimate future taxable income, considering the feasibility of ongoing tax planning strategies and the realizability of tax loss carryforwards. Valuation allowances related to deferred tax assets can be affected by changes to tax laws, changes to statutory tax rates and future taxable income levels. In the event we were to determine that we would not be able to realize all or a portion of our deferred tax assets in the future, we would reduce such amounts through a charge to income in the period in which that determination is made. Conversely, if we were to determine that we would be able to realize our deferred tax assets in the future in excess of the net carrying amounts, we would decrease the recorded valuation allowance through an increase to income in the period in which that determination is made. Subsequently recognized tax benefits associated with valuation allowances recorded in a business combination will be recorded as an adjustment to goodwill.

We have exposures related to tax filings in the ordinary course of business. We periodically assess our liabilities and contingencies for all tax years under audit based upon the latest information available. For those matters where it is probable that an adjustment will be asserted, we have recorded our best estimate of the tax liability, including related interest charges, in our Consolidated Financial Statements. See Notes 2 and 9 to the Consolidated Financial Statements for further discussion.

GOODWILL AND INTANGIBLE ASSETS. Our net investments in businesses in 2005 totaled $4.6 billion, including approximately $523 million of debt assumed. The assets and liabilities of acquired businesses are recorded under the purchase method of accounting at their estimated fair values at the dates of acquisition. Goodwill represents costs in excess of fair values assigned to the underlying net assets of acquired businesses. We have recorded goodwill of $13.0 billion at December 31, 2005 and $10.1 billion at December 31, 2004.

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

PRODUCT PERFORMANCE. We extend performance and operating cost guarantees beyond our normal service and warranty policies for extended periods on some of our products, particularly commercial aircraft engines. Liability under such guarantees is based upon future product performance and durability. In addition, we incur discretionary costs to service our products in connection with product performance issues. We accrue for such costs that are probable and can be reasonably estimated. The costs associated with these product performance and operating cost guarantees require estimates over the full terms of the agreements, and require management to consider factors such as the extent of future maintenance requirements and the future cost of material and labor to perform the services. These cost estimates are largely based upon historical experience. See Note 14 to the Consolidated Financial Statements for further discussion.

CONTRACTING WITH THE U.S. GOVERNMENT. Our contracts with the U.S. government are subject to government oversight and audit. Like many defense contractors, we have received audit reports, which recommend that certain contract prices should be reduced to comply with various government regulations. Some of these audit reports have involved substantial amounts. We have made voluntary refunds in those cases we believe appropriate. In addition, we accrue for liabilities associated with those government contracting matters that are probable and can be reasonably estimated. The inherent uncertainty related to the outcome of these matters can result in amounts materially different from any provisions made with respect to their resolution. See Note 15 to the Consolidated Financial Statements for further discussion. We recorded sales to the U.S. government of $5.8 billion in 2005 and $5.5 billion in 2004.

EMPLOYEE BENEFIT PLANS. We and our subsidiaries sponsor domestic and foreign defined benefit pension and other postretirement plans. Major assumptions used in the accounting for these employee benefit plans include the discount rate, expected return on plan assets, rate of increase in employee compensation levels, and health care cost increase projections. Assumptions are determined based on company data and appropriate market indicators, and are evaluated each year as of the plans’ measurement date. A change in any of these assumptions would have an effect on net periodic pension and postretirement benefit costs reported in the Consolidated Financial Statements.

The weighted-average discount rate used to measure pension liabilities and costs is set by reference to published high-quality bond indices. However, these indices give only an indication of the appropriate discount rate because the cash flows of the bonds comprising the indices do not match the projected benefit payment stream of the plan precisely. For this reason, we also consider the individual characteristics of the plan, such as projected cash flow patterns and payment durations, when setting the discount rate. Market interest rates declined in both 2005 and 2004 and, as a result, the weighted-average discount rate used to measure pension liabilities and costs declined to 5.5% and 5.9%, respectively. Pension expense in 2006 is expected to be negatively affected by this change and the amortization of prior investment losses. See Note 10 to the Consolidated Financial Statements for further discussion.

Off-Balance Sheet Arrangements and Contractual Obligations

We extend a variety of financial guarantees to third parties in support of unconsolidated affiliates and for potential financing requirements of commercial aerospace customers. We also have obligations arising from sales of certain businesses and assets, including representations and warranties and related indemnities for environmental, health and safety, tax, and employment matters. Circumstances that could cause the contingent obligations and liabilities arising from these arrangements to come to fruition are changes in an underlying transaction (e.g., hazardous waste discoveries, adverse tax audit, etc.), nonperformance under a contract, customer requests for financing, or deterioration in the financial condition of the guaranteed party.

A summary of our consolidated contractual obligations and commitments as of December 31, 2005 is as follows:

		Payments Due by Period
(in millions of dollars)	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Long-term debt *	$6,628	$693	$79	$1,540	$4,316
Operating leases	1,208	341	439	222	206
Purchase obligations	8,052	4,331	1,818	759	1,144
Other long-term liabilities	3,591	749	835	683	1,324

Total contractual obligations	$19,479	$6,114	$3,171	$3,204	$6,990

*	Principal only; excludes associated interest payments

Purchase obligations include amounts committed under legally enforceable contracts or purchase orders for goods and services with defined terms as to price, quantity, delivery and termination liability. Approximately 21% of the purchase obligations disclosed above represent purchase orders for products to be delivered under firm contracts with the U.S. government for which we have full recourse under normal contract termination clauses. In addition, as disclosed in Note 10 to the Consolidated Financial Statements, we expect to make up to $500 million of voluntary contributions to our pension plans in 2006, which have been excluded from the table above.

Other long-term liabilities primarily include those amounts on our December 31, 2005 balance sheet representing obligations under product service and warranty policies, performance and operating cost guarantees, estimated environmental remediation costs and payments under employee benefit programs. The timing of cash flows associated with these obligations is based upon management’s estimates over the terms of these agreements and is largely based upon historical experience.

Commercial Commitments

		Amount of Commitment Expiration per Period
(in millions of dollars)	Committed	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Commercial aerospace financing and rental commitments	$880	$355	$422	$8	$95
IAE financing arrangements	1,186	474	343	56	313
Unconsolidated subsidiary debt guarantees	148	89	—	59	—
Commercial aerospace financing arrangements	175	36	6	2	131
Commercial customer financing arrangements	85	85	—	—	—
Performance guarantees	100	41	59	—	—

Total commercial commitments	$2,574	$1,080	$830	$125	$539

Refer to Notes 4, 8, 14 and 15 to the Consolidated Financial Statements for additional discussion on contractual and commercial commitments.

Market Risk and Risk Management

We are exposed to fluctuations in foreign currency exchange rates, interest rates and commodity prices. To manage certain of those exposures, we use derivative instruments, including swaps, forward contracts and options. Derivative instruments utilized by us in our hedging activities are viewed as risk management tools, involve little complexity and are not used for trading or speculative purposes. We diversify the counterparties used and monitor the concentration of risk to limit our counterparty exposure.

We have evaluated our exposure to changes in foreign currency exchange rates, interest rates and commodity prices in our market risk sensitive instruments, which are primarily cash, debt and derivative instruments, using a value at risk analysis. Based on a 95% confidence level and a one-day holding period, at

December 31, 2005, the potential loss in fair value on our market risk sensitive instruments was not material in relation to our financial position, results of operations or cash flows. Our calculated value at risk exposure represents an estimate of reasonably possible net losses based on volatilities and correlations and is not necessarily indicative of actual results. Refer to Notes 1, 8, 12 and 13 to the Consolidated Financial Statements for additional discussion of foreign currency exchange, interest rates and financial instruments.

FOREIGN CURRENCY EXPOSURES. We have a large volume of foreign currency exposures that result from our international sales, purchases, investments, borrowings and other international transactions. International segment revenues, including U.S. export sales, averaged approximately $22 billion over the last three years. We actively manage foreign currency exposures that are associated with committed foreign currency purchases and sales and other assets and liabilities created in the normal course of business at the operating unit level. Exposures that cannot be naturally offset within an operating unit to an insignificant amount are hedged with foreign currency derivatives. We also have a significant amount of foreign currency net asset exposures. Currently, we do not hold any derivative contracts that hedge our foreign currency net asset exposures but may consider such strategies in the future.

Our cash position includes amounts denominated in foreign currencies. We manage our worldwide cash requirements considering available funds among our many subsidiaries and the cost effectiveness with which these funds can be accessed. The repatriation of cash balances from certain of our subsidiaries could have adverse tax consequences. However, those balances are generally available without legal restrictions to fund ordinary business operations. We have and will continue to transfer cash from those subsidiaries to the parent and to other international subsidiaries, when it is cost effective to do so.

INTEREST RATE EXPOSURES. Our long-term debt portfolio consists mostly of fixed-rate instruments. Due to recent declines in market interest rates, a portion of that portfolio is hedged with fixed for floating interest rate swaps. The hedges are designated as fair value hedges and the gains and losses on the swaps are reported in interest expense, reflecting that portion of interest expense at a variable rate. From time to time we issue commercial paper, which exposes us to changes in interest rates.

COMMODITY PRICE EXPOSURES. We are exposed to volatility in the prices of raw materials used in some of our products and use forward contracts in limited circumstances to manage some of those exposures. The forward contracts are designated as hedges of the cash flow variability that results from the forecasted purchases. Gains and losses on those derivatives are deferred in other comprehensive income to the extent they are effective as hedges and reclassified into cost of products sold in the period in which the hedged transaction affects earnings.

Environmental Matters

Our operations are subject to environmental regulation by federal, state and local authorities in the U.S. and regulatory authorities with jurisdiction over our foreign operations. As a result, we have established, and continually update, policies relating to environmental standards of performance for our operations worldwide. We believe that expenditures necessary to comply with the present regulations governing environmental protection will not have a material effect upon our competitive position, consolidated financial position, results of operations or cash flows.

We have identified approximately 543 locations, mostly in the United States, at which we may have some liability for remediating contamination. We do not believe that any individual location’s exposure will have a material effect on the results of our operations. Sites in the investigation or remediation stage represent approximately 93% of our accrued environmental liability.

We have been identified as a potentially responsible party under the Comprehensive Environmental Response Compensation and Liability Act (CERCLA or Superfund) at approximately 106 sites. The number of Superfund sites, in and of itself, does not represent a relevant measure of liability because the nature and extent of environmental concerns vary from site to site and our share of responsibility varies from sole responsibility to very little responsibility. In estimating our liability for remediation, we consider our likely proportionate share of the anticipated remediation expense and the ability of other potentially responsible parties to fulfill their obligations.

At December 31, 2005, we had $546 million reserved for environmental remediation. Cash outflows for environmental remediation were $43 million in 2005, $49 million in 2004 and $32 million in 2003. We estimate that ongoing environmental remediation expenditures in each of the next two years will not exceed $65 million.

Government Matters

As described in the “Critical Accounting Estimates – Contracting with the U. S. government,” our contracts with the U.S. government are subject to audits. Such audits may recommend that certain contract prices should be reduced to comply with various government regulations. We are also the subject of one or more investigations and legal proceedings initiated by the U.S. government with respect to government contract matters.

In one of these legal proceedings, we received a demand notice in 2003 for $755 million from the U.S. Department of Defense (DoD) relating to an ongoing dispute over Pratt & Whitney’s government cost accounting practices for engine parts received from its partners on certain commercial engine collaboration programs from 1984 to the present. This matter was previously disclosed by us and is described in Note 15 to the Consolidated Financial Statements. In 2001, the U.S. Armed Services

Board of Contract Appeals (ASBCA) ruled that Pratt & Whitney’s accounting for these parts was in compliance with U.S. Government Cost Accounting Standards (CAS). The DoD appealed the ruling to the Court of Appeals for the Federal Circuit and in January 2003, the Court reversed the ASBCA’s decision and remanded the case back to the ASBCA. The case is currently pending before the ASBCA.

In addition, and as previously disclosed, the U.S. Department of Justice (DoJ) sued us in 1999 under the civil False Claims Act and other theories related to the “Fighter Engine Competition” between Pratt & Whitney’s F100 engine and GE’s F110 engine. The DoJ alleges that the government overpaid for engines because Pratt & Whitney inflated certain costs and withheld data. The government claims damages of $624 million. We believe this estimate is substantially overstated, deny any liability and are vigorously defending the matter. Trial of this matter was completed in December 2004, and a decision is expected in 2006. This matter is described in Note 15 to the Consolidated Financial Statements.

Should the U.S. government ultimately prevail with respect to either of the foregoing government contracting matters, the outcome could result in a material effect on our results of operations in the period in which a liability would be recognized or cash flows for the period in which damages would be paid. However, we believe that the resolution of these matters will not have a material adverse effect on our results of operations, competitive position, cash flows or financial condition.

As previously reported, the European Commission’s Directorate (the “EU Commission”) conducted inspections in early 2004 at offices of our Otis subsidiary in Berlin, Brussels, Luxembourg and Paris relating to an investigation of possible unlawful collusive arrangements involving the European elevator and escalator industry. Based on the result of our own internal investigation, we believe that some of Otis’ employees engaged in activities at a local level in Belgium, Luxembourg, The Netherlands and Germany in violation of Otis and UTC policies and European competition law. On October 13, 2005, we received a Statement of Objections from the EU Commission relating to this investigation. The Statement of Objections, an administrative complaint, alleges infringements of EU competition rules by certain elevator companies, including Otis, in Belgium, Luxembourg, The Netherlands and Germany. We are carefully reviewing the Statement of Objections and will respond timely to the EU Commission. As we have from the start, we continue to cooperate fully with the EU Commission. As previously disclosed, we believe it is still too early in the EU Commission’s investigation for us to reasonably estimate the range of civil fines to which we or Otis would likely be subject. The aggregate amount of such fines, if ultimately imposed, could be material to our operating results for the period in which the liability would be recognized or cash flows for the period in which the fines would be paid. We do not believe that any such fines would have a material adverse effect on our financial condition, or that the resolution of this matter would have a material adverse effect on Otis’ competitive position.

Additional discussion of our environmental, U.S. Government contract matters, product performance and other contingent liabilities is included in “Critical Accounting Estimates” and Notes 1, 14 and 15 to the Consolidated Financial Statements. For additional discussion of our legal proceedings, see Item 3, “Legal Proceedings,” in our 2005 Form 10-K.

New Accounting Pronouncements

In December 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-Based Payment” (SFAS 123(R)). We elected to adopt the standard as of January 1, 2005 as permitted by the early adoption provisions in the standard. We utilized the modified retrospective transition alternative in 2005 and restated our financial statements for all periods presented.

Financial Accounting Standards Board (FASB) Interpretation No. 47, “Accounting for Conditional Asset Retirement Obligations (an interpretation of FASB Statement No. 143)” was issued in March 2005. This Interpretation provides clarification with respect to the timing of liability recognition for legal obligations associated with the retirement of tangible long-lived assets when the timing and/or method of settlement of the obligation is conditional on a future event. This Interpretation requires that the fair value of a liability for a conditional asset retirement obligation be recognized in the period in which it occurred if a reasonable estimate of fair value can be made. We have determined that conditional legal obligations exist for certain of our worldwide owned and leased facilities related primarily to building materials. We adopted the provision of this Interpretation on December 31, 2005 and recorded a non-cash transition impact of $95 million, net of taxes, which is reported as a Cumulative Effect of a Change in Accounting Principle, Net of Tax in the Statement of Operations, and a liability for conditional asset retirement obligations of approximately $160 million. The adoption of this Interpretation will not have a material impact on our future cash flows or operating results. See Note 1 to the Consolidated Financial Statements for additional discussion of the effects of adopting this Interpretation.

Cautionary Note Concerning Factors That May Affect Future Results

This annual report contains statements which, to the extent they are not statements of historical or present fact, constitute “forward-looking statements” under the securities laws. From time to time, oral or written forward-looking statements may also be included in other materials released to the public. These forward-looking statements are intended to provide management’s current expectations or plans for our future operating and financial performance, based on assumptions currently believed to be valid. Forward-looking statements can be identified by the use of words such as “believe,” “expect,” “plans,” “strategy,” “prospects,” “estimate,” “project,” “target,” “anticipate” and other words of similar meaning in connection with a discussion of future operating or financial performance. These include, among others, statements relating to:

•	Future earnings and other measurements of financial performance

•	Future cash flow and uses of cash

•	The effect of economic downturns or growth in particular regions

•	The effect of changes in the level of activity in particular industries or markets

•	The availability and cost of materials, components, services and supplies

•	The scope, nature or impact of acquisition activity and integration into our businesses

•	Product developments and new business opportunities

•	Restructuring costs and savings

•	The effective negotiation of collective bargaining agreements

•	The outcome of contingencies

•	Future repurchases of Common Stock

•	Future levels of indebtedness and capital spending

•	Pension plan assumptions and future contributions

All forward-looking statements involve risks and uncertainties that may cause actual results to differ materially from those expressed or implied in the forward-looking statements. For additional information identifying factors that may cause actual results to vary materially from those stated in the forward-looking statements, see our reports on Forms 10-K, 10-Q and 8-K filed with the Securities and Exchange Commission from time to time. Our Annual Report on Form 10-K for 2005 includes important information as to these factors in the “Business” section under the headings “General”, “Description of Business by Segment” and “Other Matters Relating to our Business as a Whole” and in the “Risk Factors” and “Legal Proceedings” sections.

Management’s Report on Internal Control Over Financial Reporting

The management of UTC is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with accounting principles generally accepted in the United States of America. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Management has assessed the effectiveness of UTC’s internal control over financial reporting as of December 31,

/s/ George David
George David Chairman and Chief Executive Officer

2005. In making its assessment, management has utilized the criteria set forth by the Committee of Sponsoring Organizations (COSO) of the Treadway Commission in Internal Control – Integrated Framework. Management concluded that based on its assessment, UTC’s internal control over financial reporting was effective as of December 31, 2005. UTC management’s assessment of the effectiveness of UTC’s internal control over financial reporting as of December 31, 2005 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which appears on page 19.

/s/ James E. Geisler
James E. Geisler Vice President, Finance

/s/ Gregory J. Hayes
Gregory J. Hayes Vice President, Accounting & Control

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareowners of United Technologies Corporation:

We have completed integrated audits of United Technologies Corporation’s 2005 and 2004 consolidated financial statements and of its internal control over financial reporting as of December 31, 2005 and an audit of its 2003 consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions on United Technologies Corporation’s 2005, 2004 and 2003 consolidated financial statements and on its internal control over financial reporting as of December 31, 2005, based on our audits, are presented below.

Consolidated financial statements

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of cash flows and of changes in shareowners’ equity present fairly, in all material respects, the financial position of United Technologies Corporation and its subsidiaries at December 31, 2005 and 2004, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Corporation’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 1 of the consolidated financial statements, as of December 31, 2005, the Corporation has recognized conditional asset retirement obligations to conform with the provisions of FASB Interpretation No. 47, Accounting for Conditional Asset Retirement Obligations.

Internal control over financial reporting

Also, in our opinion, management’s assessment, included in the accompanying Management’s Report on Internal Control Over Financial Reporting, that the Corporation maintained effective internal control over financial reporting as of December 31, 2005 based on criteria established in Internal Control —

Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control — Integrated Framework issued by the COSO. The Corporation’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management’s assessment and on the effectiveness of the Corporation’s internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

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

/s/ PRICEWATERHOUSECOOPERS LLP

Hartford, Connecticut

February 9, 2006

CONSOLIDATED STATEMENT OF OPERATIONS

(in millions of dollars, except per share amounts)	2005	2004	2003
Revenues
Product sales	$30,641	$26,209	$22,363
Service sales	11,637	10,491	8,360
Financing revenues and other income, net	447	745	311

	42,725	37,445	31,034

Costs and Expenses
Cost of products sold	23,320	20,404	17,105
Cost of services sold	7,615	6,838	5,426
Research and development	1,367	1,267	1,040
Selling, general and administrative	5,241	4,635	3,816

Operating Profit	5,182	4,301	3,647
Interest	498	363	375

Income before income taxes and minority interests	4,684	3,938	3,272
Income taxes	1,253	1,031	868
Minority interests in subsidiaries’ earnings	267	234	168

Income before cumulative effect of a change in accounting principle	3,164	2,673	2,236
Cumulative effect of a change in accounting principle, net of tax (Note 1)	95	—	—

Net Income	$3,069	$2,673	$2,236

Earnings per Share of Common Stock
Basic:
Income before cumulative effect of a change in accounting principle	$3.19	$2.69	$2.33
Cumulative effect of a change in accounting principle	$0.09	$—	$—
Net income	$3.10	$2.69	$2.33
Diluted:
Income before cumulative effect of a change in accounting principle	$3.12	$2.64	$2.22
Cumulative effect of a change in accounting principle	$0.09	$—	$—
Net income	$3.03	$2.64	$2.22

See accompanying Notes to Consolidated Financial Statements

CONSOLIDATED BALANCE SHEET

(in millions of dollars, except per share amounts— shares in thousands)	2005	2004
Assets
Cash and cash equivalents	$2,247	$2,265
Accounts receivable (net of allowance for doubtful accounts of $318 and $368)	7,240	6,315
Inventories and contracts in progress	5,659	5,078
Future income tax benefits	1,427	1,441
Other current assets	633	571

Total Current Assets	17,206	15,670
Customer financing assets	1,152	1,090
Future income tax benefits	719	1,382
Fixed assets	5,623	5,231
Goodwill	13,007	10,111
Intangible assets	3,059	2,016
Other assets	5,159	4,941

Total Assets	$45,925	$40,441

Liabilities and Shareowners’ Equity
Short-term borrowings	$1,612	$1,320
Accounts payable	3,820	3,490
Accrued liabilities	9,220	8,245
Long-term debt currently due	693	40

Total Current Liabilities	15,345	13,095
Long-term debt	5,935	4,231
Future pension and postretirement benefit obligations	2,813	4,595
Other long-term liabilities	4,063	3,344

Total Liabilities	28,156	25,265

Commitments and Contingent Liabilities (Notes 4 and 15)
Minority interests in subsidiary companies	778	910
Shareowners’ Equity:
Capital Stock:
Preferred Stock, $1 par value; Authorized—250,000 shares; None issued or outstanding	—	—
Common Stock, $1 par value; Authorized—2,000,000 shares; Issued 1,339,444 and 1,328,840 shares	8,793	8,106
Treasury Stock 325,591 and 306,644 common shares at cost	(7,418)	(6,312)
Retained earnings	16,051	13,880
Unearned ESOP shares	(241)	(256)
Accumulated other non-shareowners’ changes in equity:
Foreign currency translation	20	210
Minimum pension liability	(344)	(1,549)
Other	130	187

Total Accumulated Other Non-Shareowners’ Changes in Equity	(194)	(1,152)

Total Shareowners’ Equity	16,991	14,266

Total Liabilities and Shareowners’ Equity	$45,925	$40,441

See accompanying Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENT OF CASH FLOWS

(in millions of dollars)	2005	2004	2003
Operating Activities
Net income	$3,069	$2,673	$2,236
Adjustments to reconcile net income to net cash flows provided by operating activities:
Depreciation and amortization	984	978	799
Deferred income tax provision	262	196	212
Minority interests in subsidiaries’ earnings	267	234	168
Stock compensation cost	153	169	198
Change in:
Accounts receivable	(830)	(368)	(46)
Inventories and contracts in progress	(430)	(106)	193
Other current assets	(39)	15	(34)
Accounts payable and accrued liabilities	862	372	(57)
Voluntary contributions to global pension plans	(663)	(906)	(994)
Other, net	699	339	152

Net Cash Provided by Operating Activities	4,334	3,596	2,827

Investing Activities
Capital expenditures	(929)	(795)	(530)
Increase in customer financing assets	(285)	(309)	(458)
Decrease in customer financing assets	215	258	225
Business acquisitions	(4,063)	(1,075)	(1,097)
Dispositions of businesses	308	27	15
Other, net	105	132	84

Net Cash Used in Investing Activities	(4,649)	(1,762)	(1,761)

Financing Activities
Issuance of long-term debt	2,373	—	—
Repayment of long-term debt	(504)	(535)	(1,092)
Increase in short-term borrowings	237	577	286
Common Stock issued under employee stock plans	282	343	277
Dividends paid on Common Stock	(832)	(660)	(533)
Repurchase of Common Stock	(1,181)	(992)	(401)
Dividends to minority interests and other	(40)	(32)	(185)

Net Cash Provided by (Used in) Financing Activities	335	(1,299)	(1,648)

Effect of foreign exchange rate changes on Cash and cash equivalents	(38)	107	125

Net (decrease) increase in Cash and cash equivalents	(18)	642	(457)

Cash and cash equivalents, beginning of year	2,265	1,623	2,080

Cash and cash equivalents, end of year	$2,247	$2,265	$1,623

Supplemental Disclosure of Cash Flow Information:
Interest paid, net of amounts capitalized	$509	$522	$372
Income taxes paid, net of refunds	$932	$758	$378
Non-cash investing and financing activities include:
The 2003 conversion of the ESOP convertible preferred shares of $698 into Common Shares
The 2005 Treasury Stock contribution of $157 to domestic defined benefit pension plans

See accompanying Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENT OF CHANGES IN SHAREOWNERS’ EQUITY

(in millions of dollars, except per share amounts)	Common Stock	Treasury Stock	Retained Earnings	Unearned ESOP Shares	Accumulated Other Non-Shareowners’ Changes in Equity	Non-Shareowners’ Changes in Equity for the Period
December 31, 2002	$6,098	$(4,951)	$10,387	$—	$(2,977)	$607

Common Stock issued under employee plans (15.8 million shares), including tax benefit of $111	611	17	(104)	1
Common Stock — ESOP conversion (85.0 million shares)	698			(274)
Common Stock repurchased (11.8 million shares)		(401)
Dividends on Common Stock ($0.57 per share)			(533)
Dividends on ESOP Preferred and Common Stock ($3.60 and $ 0.18 per share, respectively)			(33)
Non-Shareowners’ Changes in Equity:
Net income			2,236			$2,236
Foreign currency translation adjustments					528	528
Minimum pension liability adjustments, net of income taxes of $332					570	570
Unrealized holding gain on marketable equity securities, net of income taxes of $18					29	29
Unrealized cash flow hedging gain, net of income taxes of $23					51	51

December 31, 2003	$7,407	$(5,335)	$11,953	$(273)	$(1,799)	$3,414

Common Stock issued under employee plans (15.8 million shares), including tax benefit of $141	699	15	(51)	17
Common Stock repurchased (21.8 million shares)		(992)
Dividends on Common Stock ($0.70 per share)			(660)
Dividends on ESOP Common Stock ($0.70 per share)			(35)
Non-Shareowners’ Changes in Equity:
Net income			2,673			$2,673
Foreign currency translation adjustments					514	514
Minimum pension liability adjustments, net of income taxes of $46					32	32
Unrealized holding gain on marketable equity securities, net of income taxes of $57					91	91
Unrealized cash flow hedging gain, net of income taxes of $7					10	10

December 31, 2004	$8,106	$(6,312)	$13,880	$(256)	$(1,152)	$3,320

Common Stock issued under employee plans (11.2 million shares), including tax benefit of $59	592	13	(25)	15
Common Stock contributed to defined benefit pension plans (3.0 million shares)	95	62
Common Stock repurchased (22.6 million shares)		(1,181)
Dividends on Common Stock ($0.88 per share)			(832)
Dividends on ESOP Common Stock ($0.88 per share)			(41)
Non-Shareowners’ Changes in Equity:
Net income			3,069			$3,069
Foreign currency translation adjustments					(190)	(190)
Minimum pension liability adjustments, net of income taxes of $711					1,205	1,205
Unrealized holding gain on marketable equity securities, including tax benefit of $32					(49)	(49)
Unrealized cash flow hedging gain, including tax benefit of $ 2					(8)	(8)

December 31, 2005	$8,793	$(7,418)	$16,051	$(241)	$(194)	$4,027

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

CONSOLIDATION. The Consolidated Financial Statements include the accounts of UTC and our controlled subsidiaries. Intercompany transactions have been eliminated.

CASH AND CASH EQUIVALENTS. Cash and cash equivalents includes cash on hand, demand deposits and short-term cash investments that are highly liquid in nature and have original maturities of three months or less.

ACCOUNTS RECEIVABLE. Current and long-term accounts receivable include:

(in millions of dollars)	2005	2004
Retainage	$117	$67
Unbilled receivables	$537	$454

Retainage represents amounts that, pursuant to the contract, are not due until project completion and acceptance by the customer. Unbilled receivables represent revenues that are not currently billable to the customer under the terms of the contract. These items are expected to be collected in the normal course of business. Long-term accounts receivable are included in Other assets in the Consolidated Balance Sheet.

MARKETABLE EQUITY SECURITIES. Equity securities that have a readily determinable fair value and that we do not intend to trade are classified as available for sale and carried at fair value. Unrealized holding gains and losses are recorded as a separate component of shareowners’ equity, net of deferred income taxes.

INVENTORIES AND CONTRACTS IN PROGRESS. Inventories and contracts in progress are stated at the lower of cost or estimated realizable value and are primarily based on first-in, first-out (FIFO) or average cost methods; however, certain subsidiaries use the last-in, first-out (LIFO) method. If inventories that were valued using the LIFO method had been valued under the FIFO method, they would have been higher by $137 million and $114 million at December 31, 2005 and 2004, respectively.

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

GOODWILL AND OTHER INTANGIBLE ASSETS. Goodwill represents costs in excess of fair values assigned to the underlying net assets of acquired businesses. Goodwill and intangible assets deemed to have indefinite lives are not amortized. All other intangible assets are amortized over their estimated useful lives. Goodwill and indefinite-lived intangible assets are subject to annual impairment testing using the guidance and criteria described in Statement of Financial Accounting Standard No. 142, “Goodwill and Other Intangible Assets”. This testing compares carrying values to fair values and, when appropriate, the carrying value of these assets is reduced to fair value. During 2005, we were not required to record any impairment on goodwill or indefinite-lived intangibles.

OTHER LONG-LIVED ASSETS. We evaluate the potential impairment of other long-lived assets when appropriate. If the carrying value of assets exceeds the sum of the undiscounted expected future cash flows, the carrying value of the asset is written down to fair value.

INCOME TAXES. We have exposures related to tax filings in the ordinary course of business. We periodically assess our liabilities and contingencies for all tax years under audit based upon the latest information available. For those matters where it is probable that an adjustment will be asserted, we have recorded our best estimate of tax liability, including related interest charges, in our Consolidated Financial Statements.

REVENUE RECOGNITION. Sales under government and commercial fixed-price contracts and government fixed-price-incentive contracts are recorded at the time deliveries are made or, in some cases, on a percentage-of-completion basis. Sales under cost-reimbursement contracts are recorded as work is performed.

Sales under elevator and escalator sales, installation and modernization contracts are accounted for under the percentage-of-completion method.

Losses, if any, on contracts are provided for when anticipated. Loss provisions on original equipment contracts are recognized to the extent that estimated inventoriable manufacturing, engineering, estimated product warranty and product performance guarantee costs exceed the projected revenue from the products contemplated under the contractual arrangement. Products contemplated under the contractual arrangement include products purchased under the contract and, in the aerospace business, required replacement parts that are purchased separately and subsequently for incorporation into the original equipment. Revenue projections used in determining contract loss provisions are based upon estimates of the quantity, pricing and timing of future product deliveries. Losses are recognized on shipment to the extent that inventoriable manufacturing costs, estimated warranty costs and product performance guarantee costs exceed revenue realized. Contract accounting requires estimates of future costs over the performance period of the contract as well as estimates of award fees and other sources of revenue. These estimates are subject to change and result in adjustments to margins on contracts in progress. The extent of progress toward completion on our long-term commercial aerospace equipment and helicopter contracts is measured using units of delivery. In addition, we use the cost-to-cost method for development contracts in the aerospace businesses and for elevator and escalator sales, installation and modernization contracts. For long-term aftermarket contracts, revenue is recognized over the contract period in proportion to the costs expected to be incurred in performing services under the contract. We review our cost estimates on significant contracts on a quarterly basis, and for others, no less frequently than annually, or when circumstances change and warrant a modification to a previous estimate. Adjustments to contract loss provisions are recorded in earnings upon identification.

Service sales, representing aftermarket repair and maintenance activities, are recognized over the contractual period or as services are performed.

Revenues from engine programs under collaboration agreements are recorded as earned and the collaborator share of revenue is recorded as a reduction of revenue at that time. The collaborator share of revenues under Pratt & Whitney’s engine programs was approximately $664 million, $583 million and $542 million for 2005, 2004 and 2003, respectively. Costs associated with engine programs under collaboration agreements are expensed as incurred. The collaborator share of program costs is recorded as a reduction of the related expense item at that time.

RESEARCH AND DEVELOPMENT. Research and development costs not specifically covered by contracts and those related to the company sponsored share of research and development activity in connection with cost-sharing arrangements are charged to expense as incurred. Government research and development support, not associated with specific contracts, is recorded as a reduction to research and development expense in the period earned. Repayment, if any, is in the form of future royalties and is conditioned upon the achievement of certain program targets.

Research and development costs incurred under contracts with customers are expensed as incurred and are reported as a component of cost of products sold. Revenue from such contracts is recognized as product sales when earned.

HEDGING ACTIVITY. We use derivative instruments, including swaps, forward contracts and options, to manage certain foreign currency, interest rate and commodity price exposures. Derivative instruments are viewed as risk management tools by us and are not used for trading or speculative purposes. Derivatives used for hedging purposes must be designated and effective as a hedge of the identified risk exposure at the inception of the contract. Accordingly, changes in fair value of the derivative contract must be highly correlated with changes in the fair value of the underlying hedged item at inception of the hedge and over the life of the hedge contract.

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

ENVIRONMENTAL. Environmental investigatory, remediation, operating and maintenance costs are accrued when it is probable that a liability has been incurred and the amount can be reasonably estimated. The most likely cost to be incurred is accrued based on an evaluation of currently available facts with respect to each individual site, including existing technology, current laws and regulations and prior remediation experience. Where no amount within a range of estimates is more likely, the minimum is accrued. For sites with multiple responsible parties, we consider our likely proportionate share of the anticipated remediation costs and the ability of the other parties to fulfill their obligations in establishing a provision for those costs. Liabilities with fixed or reliably determinable future cash payments are discounted. Accrued environmental liabilities are not reduced by potential insurance reimbursements.

ASSET RETIREMENT OBLIGATIONS. Financial Accounting Standards Board (FASB) Interpretation No. 47, “Accounting for Conditional Asset Retirement Obligations (an interpretation of FASB Statement No. 143)” was issued in March 2005. This Interpretation provides clarification with respect to the timing of liability recognition for legal obligations associated with the retirement of tangible long-lived assets when the timing and/or method of settlement of the obligation is conditional on a future event. This Interpretation requires that the fair value of a liability for a conditional asset retirement obligation be recognized in the period in which it occurred if a reasonable estimate of fair value can be made. We have determined that conditional legal obligations exist for certain of our worldwide owned and leased facilities related primarily to building materials. We adopted this Interpretation on December 31, 2005 and recorded a non-cash transition impact of $95 million, net of taxes, which is reported as a Cumulative Effect of a Change in Accounting Principle, Net of Tax in the Statement of Operations, and a liability for conditional asset retirement obligations of approximately $160 million.

The following table illustrates the effect on net income and earnings per share as if this Interpretation had been applied during the periods presented:

(in millions of dollars, except per share amounts)	Year Ended December 31,
	2005	2004	2003
Net income, as reported	$3,164	$2,673	$2,236
Less: Total depreciation and interest accretion costs, net of tax	(7)	(7)	(6)

Pro forma net income	$3,157	$2,666	$2,230

Earnings per share:
Basic – as reported	$3.19	$2.69	$2.33
Basic – pro forma	$3.19	$2.69	$2.33
Diluted – as reported	$3.12	$2.64	$2.22
Diluted – pro forma	$3.11	$2.64	$2.22

[note 2] Business Acquisitions, Goodwill and Intangible Assets

BUSINESS ACQUISITIONS. Our investments in businesses in 2005, 2004 and 2003 totaled $4.6 billion, $1.3 billion and $2.3 billion, including debt assumed of $523 million, $220 million and $1.2 billion, respectively.

The 2005 investments in businesses include Kidde plc for $2.6 billion, Rocketdyne Power & Propulsion for $700 million, Lenel Systems International, Inc. for $440 million and acquisition of the remaining minority interest in Otis LG Elevator Company for $315 million.

On April 1, 2005, we completed the acquisition of Kidde, a global provider of fire and safety products and services, including aircraft fire protection systems to commercial, industrial, aerospace and retail customers. The purchase price of $3.1 billion included approximately $520 million of debt assumed net of approximately $150 million of cash acquired. In December 2004, we announced our offer to purchase 100% of the outstanding shares of Kidde. We purchased an initial interest of slightly less than 20% of the outstanding shares of Kidde in 2004 for approximately

$450 million. Payment for the remaining outstanding shares of Kidde was completed in the second quarter of 2005, and we assumed control. The following table summarizes the estimated fair values of assets acquired and liabilities assumed from Kidde as of April 1, 2005, the effective date of the acquisition:

(in millions of dollars)
Current assets	$942
Property, plant and equipment	201
Intangible assets	966
Goodwill	2,046
Other assets	56

Total assets acquired	$4,211

Accounts payable and accrued liabilities	$465
Long-term debt and short-term borrowings	523
Deferred taxes	389
Pension and postretirement obligations	100
Other liabilities	43

Total liabilities assumed	$1,520

Net assets acquired	$2,691

In connection with the acquisition of Kidde, we recorded $966 million of identifiable intangible assets. The Kidde trademark, valued at $132 million, was assigned an indefinite life. The amortized intangible assets and the weighted average amortization periods are as follows: trademarks - $73 million (15 years), customer relationships - $696 million (3-32 years) and completed technology - $65 million (10 years).

Beginning in the second quarter of 2005, Kidde’s aircraft fire protection systems business was included in our Hamilton Sundstrand segment, while Kidde’s industrial fire protection and residential and commercial fire safety businesses were consolidated with Chubb in the newly named UTC Fire & Security segment.

Rocketdyne was acquired on August 2, 2005 for a purchase price of $700 million in cash. Rocketdyne is a leader in sophisticated aerospace propulsion systems including the space shuttle main engine and engines used on the Delta rocket programs. We recorded approximately $439 million of goodwill and $87 million of intangible assets in connection with this acquisition. The addition of Rocketdyne strengthens our core space propulsion, power and exploration business by increasing product breadth and leveraging complementary technologies. The Rocketdyne business is being integrated into our existing space propulsion, space power and energy businesses within the Pratt & Whitney and Hamilton Sundstrand segments.

In May 2005, we completed the acquisition of Lenel for approximately $440 million. Lenel provides software and integrated systems for the corporate and government security markets and will provide us with high-end technological access to these markets as part of UTC’s Fire & Security segment. We recorded approximately $380 million of goodwill and $80 million of intangible assets in connection with this acquisition.

In October 2005, we acquired the remaining 19.9% minority interest in our joint venture, Otis LG Elevator Company for $315 million and renamed the company Otis Elevator Korea. As part of the acquisition, we recorded $168 million of goodwill and $27 million of other identifiable intangible assets.

The 2004 investments in businesses consisted of acquisitions at Carrier and the purchase of slightly less than 20% of Kidde shares for $450 million. Carrier’s 2004 acquisitions include the acquisition of Linde AG’s refrigeration division for $324 million, including assumed debt of $162 million. As part of the Linde acquisition, we recorded approximately $60 million of goodwill and $36 million of intangible assets. Linde is a commercial refrigeration business that has annual sales of approximately $1 billion. Its operations include manufacturing facilities in Europe, Asia and South America.

The 2003 investments in businesses includes the acquisition of Chubb plc for approximately $900 million of cash and approximately $1.1 billion of assumed debt.

The assets and liabilities of the acquired businesses are accounted for under the purchase method of accounting and recorded at their fair values at the dates of acquisition. The excess of the purchase price over the estimated fair values of the net assets acquired was recorded as an increase in goodwill of $3.3 billion in 2005, $471 million in 2004, and $2.1 billion in 2003. The results of operations of acquired businesses have been included in the Consolidated Statement of Operations beginning as of the effective date of acquisition. The final purchase price allocation for acquisitions is subject to the finalization of the valuation of certain assets and liabilities, plans for consolidation of facilities and relocation of employees and other integration activities. As a result, preliminary amounts assigned to assets and liabilities will be subject to revision in future periods.

GOODWILL. The changes in the carrying amount of goodwill, by segment, are as follows:

(in millions of dollars)	Balance as of January 1, 2005	Goodwill resulting from business combinations	Foreign currency translation and other	Balance as of December 31, 2005
Otis	$988	$171	$6	$1,165
Carrier	2,231	178	(25)	2,384
UTC Fire & Security	2,490	1,676	(246)	3,920
Pratt & Whitney	475	455	(2)	928
Hamilton Sundstrand	3,685	861	(185)	4,361
Sikorsky	154	7	—	161

Total Segments	10,023	3,348	(452)	12,919
Eliminations & Other	88	—	—	88

Total	$10,111	$3,348	$(452)	$13,007

The increase in goodwill during 2005 was due primarily to the acquisition of Kidde by UTC Fire & Security and Hamilton Sundstrand, the acquisition of Rocketdyne by Pratt & Whitney and Hamilton Sundstrand, the acquisition of Lenel by UTC Fire & Security, the acquisition of the minority interest in Otis Elevator Korea and the finalization of the purchase accounting for the 2004 acquisition of Linde AG’s refrigeration division by Carrier. Costs of $133 million for Linde restructuring actions were accounted for as purchase accounting adjustments. As of December 31, 2005, $122 million of severance and related costs and $5 million of facility exit and lease termination costs remain. In addition, we expect Kidde restructuring costs to be recorded through purchase accounting during 2006 as we finalize our plans for the consolidation of facilities and relocation of employees.

The foreign currency translation and other reduction in goodwill of $452 million during 2005 was due primarily to Hamilton Sundstrand’s disposition of Falk ($121 million) during the second quarter, and to foreign currency translation ($310 million).

INTANGIBLE ASSETS. Identifiable intangible assets comprise the following:

	2005		2004
(in millions of dollars)	Gross Amount	Accumulated Amortization	Gross Amount	Accumulated Amortization
Amortized:
Purchased service contracts	$1,126	$(392)	$997	$(349)
Patents and trademarks	315	(58)	254	(44)
Other, principally customer relationships	1,631	(248)	682	(122)

	$3,072	$(698)	$1,933	$(515)

Unamortized:
Trademarks	$685	$—	$598	$—

Amortization of intangible assets for the year ended December 31, 2005 was $214 million. Amortization of these intangible assets for 2006 through 2010 is expected to approximate $225 million per year.

[note 3] Earnings Per Share

(in millions of dollars, except per share amounts)	Income	Average Shares	Per Share Amount
December 31, 2005
Income before cumulative effect of a change in accounting principle	$3,164	991.2	$3.19
Cumulative effect of a change in accounting principle, net	(95)	991.2	(.09)

Net income – basic	3,069	991.2	3.10

Income before cumulative effect of a change in accounting principle	3,164	991.2	3.19
Stock awards	—	23.3

Diluted - Income before cumulative effect of a change in accounting principle	3,164	1,014.5	3.12
Cumulative effect of a change in accounting principle, net	(95)	1,014.5	(.09)

Net income – diluted	$3,069	1,014.5	$3.03

December 31, 2004
Net income	$2,673
Net income - basic	2,673	992.8	$2.69
Stock awards	—	18.0

Net income - diluted	$2,673	1,010.8	$2.64

December 31, 2003
Net income	$2,236
Less: ESOP Stock dividends	(24)

Net income - basic	2,212	947.6	$2.33
Stock awards	—	14.0
ESOP Stock adjustment	23	44.2

Net income – diluted	$2,235	1,005.8	$2.22

[note 4] Commercial Aerospace Industry Assets and Commitments

We have receivables and other financing assets with commercial aerospace industry customers totaling $2,697 million and $2,358 million at December 31, 2005 and 2004, respectively.

Customer financing assets related to commercial aerospace industry customers consist of products under lease of $602 million and notes and leases receivable of $529 million. The notes and leases receivable are scheduled to mature as follows: $75 million in 2006, $31 million in 2007, $26 million in 2008, $14 million in 2009, $13 million in 2010, and $370 million thereafter.

Financing commitments, in the form of secured debt, guarantees or lease financing, are provided to commercial aerospace customers. The extent to which the financing commitments will be utilized is not currently known, since customers may be able to obtain more favorable terms from other financing sources. We may also arrange for third-party investors to assume a portion of these commitments. If financing commitments are exercised, debt financing is generally secured by assets with fair market values equal to or exceeding the financed amounts with interest rates established at the time of funding. We also may lease aircraft and subsequently sublease the aircraft to customers under long-term noncancelable operating leases. In some instances, customers may have minimum lease terms, which result in sublease periods shorter than our lease obligation. Lastly, we have made residual value and other guarantees related to various commercial aerospace customer-financing arrangements. The estimated fair market values of the guaranteed assets equal or exceed the value of the related guarantees, net of existing reserves.

Our commercial aerospace financing and rental commitments as of December 31, 2005 were $880 million and are exercisable as follows: $355 million in 2006, $183 million in 2007, $239 million in 2008, $4 million in 2009, $4 million in 2010 and $95 million thereafter. Our financing obligations with customers are contingent upon maintenance of certain levels of financial condition by the customers.

In addition, we have residual value and other guarantees of $175 million as of December 31, 2005.

We have a 33% interest in International Aero Engines AG (IAE), an international consortium of four shareholders organized to support the V2500 commercial aircraft engine program. Our interest in IAE is accounted for under the equity method of accounting. IAE may offer customer financing in the form of guarantees, secured debt or lease financing in connection with V2500 engine sales. At December 31, 2005, IAE had financing commitments of $740 million and asset value guarantees of $73 million. Our share of IAE’s financing commitments and asset value guarantees was approximately $265 million at December 31, 2005. In addition, IAE had lease obligations under long-term noncancelable leases of approximately

$373 million, on an undiscounted basis, through 2020 related to aircraft, which are subleased to customers under long-term leases. These aircraft have fair market values, which approximate the financed amounts, net of reserves. The shareholders of IAE have guaranteed IAE’s financing arrangements to the extent of their respective ownership interests. In the event of default by a shareholder on certain of these financing arrangements, the other shareholders would be proportionately responsible.

Total reserves related to receivables and financing assets, financing commitments and guarantees were $287 million and $284 million at December 31, 2005 and 2004, respectively.

[note 5] Inventories and Contracts in Progress

(in millions of dollars)	2005	2004
Inventories consist of the following:
Raw material	$1,000	$844
Work-in-process	1,752	1,355
Finished goods	2,640	2,603
Contracts in progress	2,971	2,643

	8,363	7,445
Less:
Progress payments, secured by lien, on U.S. Government contracts	(133)	(128)
Billings on contracts in progress	(2,571)	(2,239)

	$5,659	$5,078

Raw materials, work-in-process and finished goods are net of valuation reserves of $391 million and $675 million as of December 31, 2005 and 2004, respectively. The reduction in net valuation reserves is the result of a program undertaken to scrap excess and obsolete inventories.

Contracts in progress principally relate to elevator and escalator contracts and include costs of manufactured components, accumulated installation costs and estimated earnings on incomplete contracts.

Our sales contracts in many cases are long-term contracts expected to be performed over periods exceeding twelve months. At December 31, 2005 and 2004, approximately 57% and 53%, respectively, of total inventories and contracts in progress have been acquired or manufactured under such long-term contracts, a portion of which is not scheduled for delivery within the next twelve months.

[note 6] Fixed Assets

(in millions of dollars)	Estimated Useful Lives	2005	2004
Land		$356	$240
Buildings and improvements	20-40 years	4,331	4,143
Machinery, tools and equipment	3-20 years	8,060	7,959
Other, including under construction		581	394

		13,328	12,736
Accumulated depreciation		(7,705)	(7,505)

		$5,623	$5,231

Depreciation expense was $709 million in 2005, $793 million in 2004 and $677 million in 2003.

[note 7] Accrued Liabilities

(in millions of dollars)	2005	2004
Advances on sales contracts and service billings	$2,642	$2,208
Accrued salaries, wages and employee benefits	1,623	1,627
Litigation and contract matters	862	823
Service and warranty	478	465
Income taxes payable	545	351
Accrued restructuring costs	269	380
Other	2,801	2,391

	$9,220	$8,245

[note 8] Borrowings and Lines of Credit

Short-term borrowings consist of the following:

(in millions of dollars)	2005	2004
Domestic borrowings	$5	$14
Foreign bank borrowings	548	302
Commercial paper	1,059	1,004

	$1,612	$1,320

The weighted-average interest rates applicable to short-term borrowings outstanding at December 31, 2005 and 2004 were 5.2% and 3.3%, respectively. At December 31, 2005, approximately $1.6 billion was available under short-term lines of credit with local banks at our various domestic and international subsidiaries.

At December 31, 2005, we had credit commitments from banks totaling $1.5 billion under a revolving credit agreement, which serves as a back-up facility for the issuance of commercial paper. There were no borrowings under this revolving credit agreement at December 31, 2005. An additional $2.5 billion revolving credit agreement established in 2004 was voluntarily terminated during 2005.

In April 2005, we issued $2.4 billion of long-term debt, the proceeds of which were used primarily to support the funding of the Kidde acquisition. The long-term debt is comprised of three series of notes as follows:

(in millions of dollars)
Principal	Rate	Maturity
$600	4.375%	May 1, 2010
$1,200	4.875%	May 1, 2015
$600	5.400%	May 1, 2035

Total long-term debt consists of the following:

(in millions of dollars)	Weighted Average Interest Rate	Maturity	2005	2004
Notes and other debt denominated in:
U.S. dollars	6.2%	2006-2035	$6,455	$4,063
Foreign currency	5.1%	2006-2019	42	44
ESOP debt	7.7%	2006-2009	131	164

			6,628	4,271
Less: Long-term debt currently due			693	40

			$5,935	$4,231

Principal payments required on long-term debt for the next five years are: $693 million in 2006, $41 million in 2007, $38 million in 2008, $437 million in 2009, and $1,103 million in 2010.

We entered into $200 million of interest rate contracts in 2004, which swap fixed interest rates for floating rates. The expiration dates of the various contracts are tied to scheduled debt payment dates and extend to 2006. We did not enter into any additional contracts in 2005.

At December 31, 2005, up to approximately $2 billion of additional debt and equity securities could be issued under a shelf registration statement on file with the Securities and Exchange Commission.

The percentage of total debt at floating interest rates was 26% and 34% at December 31, 2005 and 2004, respectively.

[note 9] Taxes on Income

(in millions of dollars)	2005	2004	2003
Current:
United States:
Federal	$230	$149	$97
State	64	48	44
Foreign	697	638	515

	991	835	656

Future:
United States:
Federal	135	283	251
State	6	(40)	(80)
Foreign	121	(47)	41

	262	196	212

Income tax expense	$1,253	$1,031	$868

Attributable to items (charged) credited to equity and goodwill	$(597)	$109	$(270)

Future income taxes represent the tax effects of transactions, which are reported in different periods for tax and financial reporting purposes. These amounts consist of the tax effects of temporary differences between the tax and financial reporting balance sheets and tax carryforwards. Pursuant to SFAS 109, current and non-current future income tax benefits and payables within the same tax jurisdiction are generally offset for presentation in the Consolidated Balance Sheet.

The tax effects of net temporary differences and tax carryforwards which gave rise to future income tax benefits and payables at December 31, 2005 and 2004 are as follows:

(in millions of dollars)	2005	2004
Future income tax benefits:
Insurance and employee benefits	$576	$1,029
Other asset basis differences	420	283
Other liability basis differences	780	1,203
Tax loss carryforwards	444	387
Tax credit carryforwards	422	388
Valuation allowance	(496)	(467)

	$2,146	$2,823

Future income taxes payable:
Fixed assets	$472	$103
Other items, net	678	600

	$1,150	$703

Valuation allowances have been established primarily for tax credit, tax loss carryforwards, and certain foreign temporary differences to reduce the future income tax benefits to expected realizable amounts. Of the total valuation allowance amount of $496 million, $264 million was established in purchase accounting, relating primarily to the purchase of Chubb. Subsequently recognized tax benefits associated with a valuation allowance recorded in a business combination will be recorded as an adjustment to goodwill.

The sources of income from continuing operations before income taxes and minority interests are:

(in millions of dollars)	2005	2004	2003
United States	$1,936	$1,808	$1,414
Foreign	2,748	2,130	1,858

	$4,684	$3,938	$3,272

United States income taxes have not been provided on undistributed earnings of international subsidiaries. It is not practicable to estimate the amount of tax that might be payable. Our intention is to reinvest these earnings permanently or to repatriate the earnings only when it is tax effective to do so. Accordingly, we believe that any U.S. tax on repatriated earnings would be substantially offset by U.S. foreign tax credits.

The American Jobs Creation Act, signed into law in October of 2004, provided an opportunity in 2005 to repatriate up to $500 million of reinvested foreign earnings and to claim an 85% dividend received deduction against the repatriated amount. We evaluated the potential effects of the repatriation provision and determined not to repatriate earnings under this provision.

Differences between effective income tax rates and the statutory U.S. federal income tax rates are as follows:

	2005	2004	2003
Statutory U.S. federal income tax rate	35.0%	35.0%	35.0%
Tax on international activities including exports	(4.9)	(7.9)	(4.1)
Benefit of prior period foreign tax credits	(2.9)	—	—
Impact of noncore business transactions	(0.4)	—	(4.1)
Tax audit settlements	(1.4)	(1.9)	—
Other	1.4	1.0	(0.3)

Effective income tax rate	26.8%	26.2%	26.5%

The effective tax rate for 2005, 2004 and 2003 reflects the tax benefit associated with the lower tax rate on international earnings, which we intend to permanently reinvest outside the United States. The 2005 effective rate reflects a benefit of approximately $135 million related to an amended return, filed in 2005, which claimed credits for 2003 foreign taxes previously recognized as deductions.

The 2005 effective tax rate reflects a tax benefit of $19 million associated with noncore business divestitures. We recognized a tax cost related to the tax gain from the sale of a Hamilton Sundstrand division and tax benefits related to tax losses from the sale of a Carrier refrigeration operation and from the liquidation and sale of a Pratt & Whitney subsidiary. The third-party sales did not result in significant pretax gains or losses for financial reporting purposes.

In 2005, the Internal Revenue Service (IRS) substantially completed its examination of tax years 1994 through 1999 and commenced its examination of tax years 2000 through 2003. The 2005 effective tax rate reflects an approximately $66 million reduction in tax expense primarily as a result of the reevaluation of our liabilities and contingencies in light of the completion and commencement of exam cycles. The 2004 effective tax rate reflects an approximately $80 million reduction in tax expense as a result of a settlement with the IRS and final review by the U.S. Congress Joint Commission on Taxation with respect to claims and other disputed items related to the 1986 to 1993 tax years.

The 2003 rate also benefited from a $448 million tax loss associated with a noncore business (4.1%) substantially offset by a reduced benefit (4.0%) from international activities attributable to recognition of foreign taxes as deductions and not credits for U.S. income tax purposes. The tax loss was attributable to a worthless stock deduction we were entitled to in 2003, relating primarily to a diminution in value of our subsidiary, International Comfort Products, USA (ICP, USA) and other events that fixed the loss in 2003, which included the transfer of certain of ICP, USA’s assets to Carrier and the sale of ICP, USA to a third party. The third party sale of the ICP, USA assets did not result in a significant loss for financial accounting purposes.

Tax credit carryforwards, principally state and federal, at December 31, 2005 were $536 million, of which $228 million expire as follows: $18 million expire from 2006 – 2010, $121 million from 2011 – 2015, and $89 million from 2016 – 2025.

Tax loss carryforwards, principally state and foreign, at December 31, 2005 were $2,106 million, of which $1,070 million expire as follows: $261 million from 2006-2010, $59 million from 2011-2015, and $750 million from 2016-2025.

[note 10] Employee Benefit Plans

We and our subsidiaries sponsor numerous domestic and foreign employee benefit plans, which are discussed below.

EMPLOYEE SAVINGS PLANS. We and certain of our subsidiaries sponsor various employee savings plans. Our contributions to employer sponsored defined contribution plans were $165 million, $145 million and $122 million for 2005, 2004 and 2003, respectively.

Our non-union domestic employee savings plan uses an Employee Stock Ownership Plan (ESOP) for employer contributions. External borrowings, guaranteed by us and reported as debt in the Consolidated Balance Sheet, were used by the ESOP to fund a portion of its purchase of ESOP Convertible Preferred Stock (ESOP Preferred Stock) from us. On November 6, 2003, the Trustee and us effected the conversion of all 10.6 million outstanding shares of ESOP Preferred Stock into 85 million shares of Common Stock. At the time of the conversion, each share of ESOP Preferred Stock was convertible into four shares of Common Stock, had a guaranteed minimum value of $65, a $4.80 annual dividend and was redeemable by us at any time for $65 per share. Because of its guaranteed value, the ESOP Preferred Stock was classified outside of Shareowners’ Equity. In the December 31, 2003 balance sheet, Common Stock held by the ESOP and committed to employees is classified as permanent equity because it no longer has a guaranteed value. Common Stock held by the ESOP is included in the average number of Common Shares outstanding for both basic and diluted earnings per share.

Shares of Common Stock are allocated to employees’ ESOP accounts at fair value on the date earned. Cash dividends on Common Stock held by the ESOP are used for debt service payments. Participants receive additional shares in lieu of cash dividends. As ESOP debt service payments are made, Common Stock is released from an unreleased shares account. ESOP debt may be prepaid or re-amortized to either increase or decrease the number of shares released so that the value of released shares equals the value of plan benefit. We may also, at our option, contribute additional Common Stock or cash to the ESOP. At December 31, 2005, 46.1 million common shares had been allocated to employees, leaving 29.5 million unallocated common shares in the ESOP Trust, with an approximate fair value of $1.6 billion.

PENSION PLANS. We and our subsidiaries sponsor both funded and unfunded domestic and foreign defined benefit pension plans that cover the majority of our employees.

We use a November 30 measurement date for a majority of our pension plans.

(in millions of dollars)	2005	2004
Change in Benefit Obligation:
Beginning balance	$18,811	$17,226
Service cost	389	347
Interest cost	1,101	1,032
Actuarial loss	1,238	629
Total benefits paid	(1,059)	(1,009)
Net settlement and curtailment gain	(44)	(25)
Acquisitions	746	236
Other	(245)	375

Ending balance	$20,937	$18,811

Change in Plan Assets:
Beginning balance	$15,672	$13,498
Actual return on plan assets	2,090	1,872
Employer contributions	865	1,016
Benefits paid from plan assets	(992)	(958)
Acquisitions	665	63
Other	(169)	181

Ending balance	$18,131	$15,672

Funded status	$(2,806)	$(3,139)
Unrecognized net actuarial loss	5,036	4,791
Unrecognized prior service cost	242	244
Unrecognized net transition obligation	14	17

Net amount recognized	$2,486	$1,913

Amounts Recognized in the Consolidated Balance Sheet Consist of:
Prepaid benefit cost	$3,152	$2,756
Accrued benefit cost	(1,275)	(3,377)
Intangible assets	65	75
Accumulated other non-shareowners’ changes in equity	544	2,459

Net amount recognized	$2,486	$1,913

The amounts included in Other in the preceding table reflect the impact of foreign exchange translation, primarily for plans in England and Canada, and amendments to certain domestic plans.

Qualified domestic pension plan benefits comprise approximately 73% of the projected benefit obligation. Benefits for union employees are generally based on a stated amount for each year of service. For nonunion employees, benefits are generally based on an employee’s years of service and compensation near retirement. A cash balance formula was adopted in 2003 for newly hired nonunion employees and for other nonunion employees who made a one-time voluntary election to have future benefit accruals determined under this formula. Certain foreign plans, which comprise approximately 25% of the projected benefit obligation, are considered defined benefit plans for accounting purposes. Nonqualified domestic pension plans provide supplementary retirement benefits to certain employees and are not a material component of the projected benefit obligation.

During 2005 and 2004, we voluntarily contributed cash of $663 million and $906 million, respectively, to our defined benefit pension plans.

(in millions of dollars)	2005	2004
Decrease in minimum pension liability included in comprehensive income (net of tax)	$(1,205)	$(32)

Information for pension plans with accumulated benefit obligation in excess of plan assets:

(in millions of dollars)	2005	2004
Projected benefit obligation	$5,664	$15,455
Accumulated benefit obligation	4,863	13,942
Fair value of plan assets	3,653	12,151

During 2005, the additional voluntary contributions and better-than-projected investment returns on plan assets, resulted in the full funding of the nonrepresented domestic plan’s accumulated benefit obligation. As a result, there was a substantial decrease in the accumulated other comprehensive income balance as noted in the above table. Additionally, with the fully funded status, the total obligation and fair value of assets has been removed from the summary of information on plans with accumulated benefit obligations in excess of plan assets resulting in the large decrease shown.

The accumulated benefit obligation for all defined benefit pension plans was $18.9 billion and $17.2 billion at December 31, 2005 and 2004, respectively.

The components of the Net Periodic Benefit Cost are as follows:

(in millions of dollars)	2005	2004	2003
Pension Benefits:
Service cost	$389	$347	$293
Interest cost	1,101	1,032	948
Expected return on plan assets	(1,349)	(1,261)	(1,140)
Amortization of prior service cost	31	27	28
Amortization of unrecognized net transition obligation	2	3	2
Recognized actuarial net loss	240	145	49
Net settlement and curtailment loss	3	53	49

Net periodic pension benefit cost – employer	$417	$346	$229

Contributions to multiemployer plans were $126 million, $123 million and $76 million for 2005, 2004 and 2003, respectively.

Major assumptions used in determining the benefit obligation and net cost for pension plans are presented in the following table as weighted averages:

	Benefit Obligation		Net Cost
	2005	2004	2005	2004	2003
Discount rate	5.5%	5.9%	5.9%	6.1%	6.6%
Salary scale	4.0%	4.0%	4.0%	4.0%	4.4%
Expected return on plan assets	—	—	8.4%	8.3%	8.4%

In determining the expected return on plan assets, we consider the relative weighting of plan assets, the historical performance of total plan assets and individual asset classes and economic and other indicators of future performance. In addition, we may consult with and consider the opinions of financial and other professionals in developing appropriate return benchmarks.

Asset management objectives include maintaining an adequate level of diversification to reduce interest rate and market risk and providing adequate liquidity to meet immediate and future benefit payment requirements.

The allocation of pension plan assets is as follows:

	Target Allocation	Percentage of Plan Assets
Asset Category	2006	2005	2004
Equity securities	67% - 75%	71%	72%
Debt securities	17% -25%	21%	20%
Real estate	1% - 9%	4%	4%
Other	1% - 8%	4%	4%

		100%	100%

Total plan assets include approximately 4% of our Common Stock at both December 31, 2005 and 2004. Assets are rebalanced to the target asset allocation at least once per calendar quarter.

Estimated Future Contributions and Benefit Payments

We expect to make voluntary contributions of up to $500 million in cash to our defined benefit pension plans in 2006. Contributions do not reflect benefits to be paid directly from corporate assets.

Benefit payments, including amounts to be paid from corporate assets, and reflecting expected future service, as appropriate, are expected to be paid as follows:

(in millions of dollars)
2006	2007	2008	2009	2010	2011-2015
$1,071	$1,081	$1,092	$1,103	$1,115	$5,757

POSTRETIREMENT BENEFIT PLANS. We and our subsidiaries also sponsor a number of postretirement benefit plans that provide health and life benefits to eligible retirees. Such benefits are provided primarily from domestic plans, which comprise approximately 90% of the benefit obligation. The postretirement plans are primarily unfunded. The allocation of assets in funded plans is approximately 40% equity and 60% fixed income.

Certain employees are covered under legacy benefit provisions that include prescription drug coverage for Medicare-eligible retirees. In December 2003, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the Act) was signed into law. The Act introduced a plan sponsor subsidy based on a percentage of a beneficiary’s annual prescription drug benefits, within defined limits, and the opportunity for a retiree to obtain prescription drug benefits under Medicare. The impact of the subsidy on the postretirement benefit obligation and net periodic cost was not material.

We use a November 30 measurement date for a majority of our postretirement benefit plans.

(in millions of dollars)	2005	2004
Change in Benefit Obligation:
Beginning balance	$1,001	$1,065
Service cost	7	7
Interest cost	59	61
Actuarial loss (gain)	17	(35)
Total benefits paid	(102)	(98)
Net settlement and curtailment loss	7	6
Acquisitions	91	2
Other	(1)	(7)

Ending balance	$1,079	$1,001

Change in Plan Assets:
Beginning balance	$59	$55
Actual return on plan assets	4	10
Employer contributions	7	2
Benefits paid from plan assets	(9)	(9)
Other	(3)	1

Ending balance	$58	$59

Funded status	$(1,021)	$(942)
Unrecognized net actuarial gain	(15)	(39)
Unrecognized prior service cost	(28)	(65)

Net amount recognized	$(1,064)	$(1,046)

Amounts Recognized in the Consolidated Balance Sheet Consist of:
Accrued benefit liability	$(1,064)	$(1,046)

(in millions of dollars)	2005	2004	2003
Components of Net Periodic Benefit Cost:
Other Postretirement Benefits:
Service cost	$7	$7	$8
Interest cost	59	61	64
Expected return on plan assets	(4)	(4)	(4)
Amortization of prior service cost	(26)	(23)	(21)
Net settlement and curtailment gain	(8)	(5)	(15)

Net periodic other postretirement benefit cost	$28	$36	$32

Major assumptions used in determining the benefit obligation and net cost for postretirement plans are presented in the following table as weighted-averages:

	Benefit Obligation		Net Cost
	2005	2004	2005	2004	2003
Discount rate	5.5%	6.0%	6.0%	6.3%	6.7%
Expected return on plan assets	—	—	7.4%	7.5%	8.3%

Assumed health care cost trend rates are as follows:

	2005	2004
Health care cost trend rate assumed for next year	10%	10%
Rate that the cost trend rate gradually declines to	5%	5%
Year that the rate reaches the rate it is assumed to remain at	2016	2015

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

	2005 One-Percentage-Point
(in millions of dollars)	Increase	Decrease
Effect on total service and interest cost	$3	$(3)
Effect on postretirement benefit obligation	$41	$(38)

Estimated Future Benefit Payments

Benefit payments, including net amounts to be paid from corporate assets, and reflecting expected future service, as appropriate, are expected to be paid as follows:

(in millions of dollars)
2006	2007	2008	2009	2010	2011-2015
$101	$102	$103	$104	$105	$537

STOCK-BASED COMPENSATION. We have long-term incentive plans authorizing various types of market and performance-based incentive awards that may be granted to officers and employees. Prior to April 13, 2005, our long-term incentive plan provided for the annual grant of awards in an amount not to exceed 2% of the aggregate number of shares of outstanding Common Stock, treasury shares and potential Common Stock (as determined by us in the calculation of earnings per share on a diluted basis) for the preceding year. Under the 2005 Long Term Incentive Plan (LTIP), which was approved by shareowners at our annual meeting of shareowners and became effective on April 13, 2005, a maximum of 38 million shares of common stock may be awarded and does not contain an annual award limit. We expect that the shares awarded on an annual basis will range from 1% to 1.5% of shares outstanding. The 2005 LTIP will expire after all shares have been awarded or April 30, 2010, whichever is sooner. Upon the approval of the 2005 LTIP on April 13, 2005, we may not grant any new awards under previously existing equity compensation plans. Under all long-term incentive plans, the exercise price of stock option awards is set on the grant date and may not be less than the fair market value per share on that date. Generally, awards have a term of ten years and a minimum three-year vesting schedule. In the event of retirement, awards held for more than one year shall immediately become vested and exercisable. Additionally, under the 2005 LTIP, awards with performance-based vesting will also generally be subject to a three-year performance measurement period. In the event of retirement before completion of the three-year performance measurement period, awards may remain eligible to vest. We have historically repurchased shares in an amount at least equal to the number of shares issued under our equity compensation arrangements and expect to continue this policy.

We adopted SFAS No. 123(R), “Share-Based Payment”, (SFAS No. 123(R)) as of January 1, 2005 using the modified retrospective method described in the standard. This standard requires the cost of all share-based payments, including stock options, to be measured at fair value on the grant date and recognized in the statement of operations. In accordance with the standard, all periods prior to January 1, 2005 were restated to reflect the impact of the standard as if it had been adopted on January 1, 1995, the original effective date of SFAS No. 123, “Accounting for Stock-Based

Compensation”. Also in accordance with the standard, the amounts that are reported in the statement of operations for the restated periods are the pro forma amounts previously disclosed under SFAS No. 123.

For the years ended December 31, 2005, 2004 and 2003, $153 million, $169 million and $198 million, respectively, of compensation cost was recognized in operating results. The associated future income tax benefit recognized was $49 million, $54 million and $73 million for the years ended December 31, 2005, 2004 and 2003, respectively.

For the years ended December 31, 2005, 2004 and 2003, the amount of cash received from the exercise of stock options was $282 million, $343 million and $277 million, respectively, with an associated tax benefit realized of $90 million, $147 million and $79 million, respectively. Also, in accordance with SFAS No. 123(R), for the years ended December 31, 2005, 2004 and 2003, $61 million, $103 million and $48 million, respectively, of certain tax benefits have been reported as operating cash outflows with corresponding cash inflows from financing activities.

At December 31, 2005, there was $119 million of total unrecognized compensation cost related to non-vested awards granted under long-term incentive plans. This cost is expected to be recognized ratably over a weighted-average period of 1.4 years.

A summary of the transactions under all long-term incentive plans for the three years ended December 31, 2005 follows:

(shares and units in thousands)	Stock Options		Other Incentive Shares/Units
	Shares	Average Price*
Outstanding at:
December 31, 2002	96,096	$26.60	1,140
Granted	13,224	31.38	94
Exercised/earned	(17,154)	18.29	(584)
Canceled	(1,986)	31.07	(6)

December 31, 2003	90,180	$28.78	644
Granted	16,148	46.68	774
Exercised/earned	(16,944)	22.05	(218)
Canceled	(1,906)	34.53	(498)

December 31, 2004	87,478	$33.26	702
Granted	11,464	51.30	128
Exercised/earned	(11,549)	26.75	(216)
Canceled	(1,607)	42.36	(28)

December 31, 2005	85,786	$36.37	586

*	weighted-average exercise price

The weighted-average grant date fair value of options granted during 2005, 2004 and 2003 was $14.03, $15.44 and $10.41, respectively. The total fair value of options vested during the years ended December 31, 2005, 2004 and 2003 was $208 million, $185 million and $154 million, respectively. The total intrinsic value (which is the amount by which the stock price exceeded the exercise price of the options on the date of exercise) of options exercised during the years ended December 31, 2005, 2004 and 2003 was $298 million, $397 million and $216 million, respectively.

The following table summarizes information about stock options outstanding that are expected to vest and stock options outstanding that are exercisable at December 31, 2005:

(Shares in thousands, aggregate intrinsic value in millions)

Options Outstanding Expected to Vest				Options Outstanding That Are Exercisable
Shares	Average Price*	Aggregate Intrinsic Value	Remaining Term**	Shares	Average Price*	Aggregate Intrinsic Value	Remaining Term**
84,118	$36.13	$1,664	5.9	50,189	$30.95	$1,253	4.5
*	weighted-average exercise price per share
**	weighted-average contractual remaining term in years

As of January 1, 2005, the fair value of each option award is estimated on the date of grant using a binomial lattice model. Prior to January 1, 2005, the fair value of each option award was estimated on the grant date using a Black-Scholes valuation model. The following table indicates the assumptions used in estimating fair value for the years ended December 31, 2005, 2004 and 2003. Because lattice-based options models incorporate ranges of assumptions for inputs, those ranges are as follows:

	2005 (Binomial Lattice)	2004 (Black-Scholes)	2003 (Black-Scholes)
Expected volatility	20% to 23%	38%	39%
Weighted-average volatility	22%	n/a	n/a
Expected term (in years)	7.4 to 8.5	5	5
Expected dividends	1.5%	1.5%	1.8%
Risk-free rate	2.0% to 4.3%	3.1%	3.0%

Expected volatilities are based on the returns of our stock, including its historical volatility for the Black-Scholes valuation model and implied volatilities from traded options on our stock for the binomial lattice model. We use historical data to estimate option exercise and employee termination behavior within the valuation model. Separate employee groups and option characteristics are considered separately for valuation purposes. The expected term represents an estimate of the period of time options are expected to remain outstanding. The range provided in the above table represents expected behavior for certain groups of employees who have historically exhibited different behavior. The risk-free rate is based on the term structure of interest rates at the time of option grant.

[note 11] Restructuring

During 2005, we recorded net pretax restructuring and related charges totaling $267 million for new and ongoing restructuring actions. We recorded charges in the segments as follows: Otis $52 million, Carrier $80 million, UTC Fire & Security $21 million, Pratt & Whitney $39 million, Hamilton Sundstrand $66 million, Sikorsky $3 million and Eliminations & Other $6 million. The charges include $180 million in cost of sales, $73 million in selling, general and administrative expenses and $14 million in other income. As described below, these charges relate to actions initiated during 2005 and 2004. For a discussion of restructuring actions associated with business acquisitions, see Note 2.

2005 Actions During 2005, we initiated restructuring actions relating to cost reduction efforts, including global workforce reductions and the consolidation of manufacturing, sales and service facilities. The more significant actions relate to the consolidation of manufacturing operations at Hamilton Sundstrand, including the closure of a portion of Rockford manufacturing, and general overhead reduction efforts principally at Carrier and Otis. We recorded net pre-tax restructuring and related charges totaling $179 million, including $93 million in cost of sales, $72 million in selling, general and administrative expenses and $14 million in other income.

As of December 31, 2005, net workforce reductions of approximately 1,300 employees of an expected 3,000 employees have been completed, and 360,000 net square feet of facilities of an expected 1.7 million square feet have been exited. The remaining workforce and facility-related cost reductions are targeted for completion through 2006.

The following table summarizes the restructuring accrual balances and utilization by cost type for the 2005 programs:

(in millions of dollars)	Severance	Asset Write-downs	Facility Exit and Lease Termination Costs	Total
Net pretax charges	$134	$30	$15	$179
Utilization	(62)	(30)	(8)	(100)

Balance at December 31, 2005	$72	$—	$7	$79

The following table summarizes expected, incurred and remaining costs for the 2005 programs by type:

(in millions of dollars)	Severance	Asset Write-downs	Facility Exit and Lease Termination Costs	Total
Expected costs	$146	$30	$85	$261
Costs incurred through December 31, 2005	(134)	(30)	(15)	(179)

Remaining costs at December 31, 2005	$12	$—	$70	$82

The following table summarizes expected, incurred and remaining costs for the 2005 programs by segment:

(in millions of dollars)	Expected Costs	Costs Incurred through December 31, 2005	Remaining Costs at December 31, 2005
Otis	$57	$(52)	$5
Carrier	66	(63)	3
UTC Fire & Security	21	(21)	—
Pratt & Whitney	43	(9)	34
Hamilton Sundstrand	64	(25)	39
Sikorsky	3	(3)	—
Eliminations & Other	7	(6)	1

Total	$261	$(179)	$82

2004 Actions During 2005, we recorded net pretax restructuring and related charges in the business segments totaling $88 million for restructuring actions initiated in 2004, including $87 million in cost of sales and $1 million in selling, general and administrative expenses. The 2004 actions relate to ongoing cost reduction efforts, including global workforce reductions and the consolidation of manufacturing, sales and service facilities including Carrier’s McMinnville, Tennessee, commercial air conditioning and ventilation product manufacturing facility, Otis’ Stadthagen, Germany, escalator manufacturing facility and Pratt & Whitney’s Space Propulsion facility located in San Jose, California.

As of December 31, 2005, net workforce reductions of approximately 5,200 employees of an expected 5,400 employees have been completed, and 3.4 million net square feet of facilities of an expected 5.7 million square feet have been exited. The remaining workforce and facility related cost reductions are targeted for completion during early 2006.

The following table summarizes the restructuring accrual balances and utilization by cost type for the 2004 programs:

(in millions of dollars)	Severance	Asset Write-downs	Facility Exit and Lease Termination Costs	Total
Restructuring accruals at January 1, 2005	$206	$—	$11	$217
Net pretax charges	(11)	4	95	88
Utilization	(143)	(4)	(95)	(242)

Remaining costs at December 31, 2005	$52	$—	$11	$63

The following table summarizes expected, incurred and remaining costs for the 2004 programs by type:

(in millions of dollars)	Severance	Asset Write-downs	Facility Exit and Lease Termination Costs	Total
Expected costs	$316	$83	$247	$646
Costs incurred through December 31, 2004	(324)	(79)	(139)	(542)
Costs incurred through December 31, 2005	11	(4)	(95)	(88)

Remaining costs at December 31, 2005	$3	$—	$13	$16

The following table summarizes expected, incurred and remaining costs for the 2004 programs by segment:

(in millions of dollars)	Expected Costs	Costs Incurred through December 31, 2004	Costs Incurred through December 31, 2005	Remaining Costs at December 31, 2005
Otis	$120	$(120)	$—	$—
Carrier	199	(179)	(17)	3
Pratt & Whitney	180	(149)	(30)	1
Hamilton Sundstrand	122	(70)	(41)	11
Sikorsky	10	(9)	—	1
Eliminations & Other	15	(15)	—	—

Total	$646	$(542)	$(88)	$16

[note 12] Foreign Exchange

We conduct business in many different currencies and, accordingly, are subject to the inherent risks associated with foreign exchange rate movements. The financial position and results of operations of substantially all of our foreign subsidiaries are measured using the local currency as the functional currency. Foreign currency denominated assets and liabilities are translated into U.S. dollars at the exchange rates existing at the respective balance sheet dates, and income and expense items are translated at the average exchange rates during the respective periods. The aggregate effects of translating the balance sheets of these subsidiaries are deferred as a separate component of Shareowners’ Equity. At December 31, 2005, we had foreign currency net assets in more than 40 currencies, which amounted to approximately 80% of consolidated net assets.

The notional amount of foreign exchange contracts hedging foreign currency transactions was $8.4 billion and $5.7 billion at December 31, 2005 and 2004, respectively.

[note 13] Financial Instruments

We operate internationally and, in the normal course of business, are exposed to fluctuations in interest rates, foreign exchange rates and commodity prices. These fluctuations can increase the costs of financing, investing and operating the business. We manage our foreign currency transaction risks and some commodity exposures to acceptable limits through the use of derivatives designated as hedges.

By nature, all financial instruments involve market and credit risks. We enter into derivative and other financial instruments with major investment grade financial institutions and have policies to monitor the credit risk of those counterparties. We limit counterparty exposure and concentration of risk by diversifying counterparties. We do not anticipate non-performance by any of these counterparties.

The non-shareowner changes in equity associated with hedging activity for the 12 months ended December 31, 2005 and 2004 were as follows:

(in millions of dollars)	2005	2004
Balance at January 1	$65	$55
Cash flow hedging gain, net	42	86
Net gain reclassified to sales or cost of products sold	(50)	(76)

Balance at December 31	$57	$65

Of the amount recorded in Shareowners’ Equity, a $73 million pre-tax gain is expected to be reclassified into sales or cost of products sold to reflect the fixed prices obtained from hedging within the next 12 months. Gains and losses recognized in earnings related to the discontinuance or the ineffectiveness of cash flow and fair value hedges were immaterial for the years ended December 31, 2005 and 2004. At December 31, 2005, all derivative contracts accounted for as cash flow hedges mature by December 2009.

All derivative instruments are recorded on the balance sheet at fair value. At December 31, 2005 and 2004, the fair value of derivatives recorded as assets was $150 million and $165 million, respectively, and the fair value of derivatives recorded as liabilities was $56 million and $43 million, respectively. We use derivatives to hedge forecasted cash flows associated with foreign currency commitments or forecasted commodity purchases, which are accounted for as cash flow hedges. In addition, we use derivatives, such as interest rate swaps, which are accounted for as fair value hedges.

The carrying amounts and fair values of financial instruments at December 31 are as follows:

	2005		2004
(in millions of dollars)	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial Assets and Liabilities
Marketable equity securities	$283	$283	$746	$746
Long-term receivables	178	174	170	166
Customer financing note receivables	502	478	483	465
Short-term borrowings	(1,612)	(1,612)	(1,320)	(1,320)
Long-term debt	(6,602)	(7,156)	(4,243)	(4,941)

The above fair values were computed based on comparable transactions, quoted market prices, discounted future cash flows or an estimate of the amount to be received or paid to terminate or settle the agreement, as applicable.

The values of marketable equity securities represent our investment in common stock that is classified as available for sale and is accounted for at fair value.

We have outstanding financing and rental commitments totaling $880 million at December 31, 2005. Risks associated with changes in interest rates on these commitments are mitigated by the fact that interest rates are variable during the commitment term and are set at the date of funding based on current market conditions, the fair value of the underlying collateral and the credit worthiness of the customers. As a result, the fair value of these financings is expected to equal the amounts funded.

The fair value of the commitment itself is not readily determinable and is not considered significant. Additional information pertaining to these commitments is included in Note 4.

[note 14] Guarantees

We extend a variety of financial guarantees to third parties. As of December 31, 2005 and 2004 the following financial guarantees were outstanding:

	2005		2004
(in millions of dollars)	Maximum Potential Payment	Carrying Amount of Liability	Maximum Potential Payment	Carrying Amount of Liability
Credit facilities and debt obligations - unconsolidated subsidiaries (expire 2006 to 2010)	$148	$1	$160	$4
IAE’s financing arrangements (See Note 4)	1,186	17	1,224	22
Commercial aerospace financing arrangements (See Note 4)	175	40	163	31
Commercial customer financing arrangements	85	1	61	1
Performance guarantees	100	—	111	—

We also have obligations arising from sales of certain businesses and assets, including representations and warranties and related indemnities for environmental, health and safety, tax and employment matters. The maximum potential payment related to these obligations is not a specified amount as a number of the obligations do not contain financial caps. The carrying amount of liabilities related to these obligations was $186 million and $156 million at December 31, 2005 and 2004, respectively. For additional information regarding the environmental indemnifications, see Note 15.

We accrue for costs associated with guarantees when it is probable that a liability has been incurred and the amount can be reasonably estimated. The most likely cost to be incurred is accrued based on an evaluation of currently available facts, and where no amount within a range of estimates is more likely, the minimum is accrued. In accordance with FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others,” for guarantees issued after December 31, 2002, we record a liability for the fair value of such guarantees in the balance sheet.

We provide service and warranty policies on our products and extend performance and operating cost guarantees beyond our normal service and warranty policies on some of our products, particularly commercial aircraft engines. In addition, we incur discretionary costs to service our products in connection with product performance issues. Liability for performance and operating cost guarantees is based upon future product performance and durability, and is estimated largely based upon historical experience. Adjustments are made to accruals as claim data and historical experience warrant. The changes in the carrying amount of service and product warranties and product performance guarantees for the years ended December 31, 2005 and 2004, are as follows:

(in millions of dollars)	2005	2004
Balance as of January 1	$1,185	$1,161
Warranties and guarantees issued	463	453
Settlements made	(459)	(433)
Adjustments to provision	(6)	4

Balance as of December 31	$1,183	$1,185

[note 15] Commitments and Contingent Liabilities

LEASES. We occupy space and use certain equipment under lease arrangements. Rental commitments of $1,208 million at December 31, 2005 under long-term noncancelable operating leases are payable as follows: $341 million in 2006, $257 million in 2007, $182 million in 2008, $132 million in 2009, $90 million in 2010 and $206 million thereafter. Rent expense was $299 million in 2005, $321 million in 2004 and $261 million in 2003.

Additional information pertaining to commercial aerospace rental commitments is included in Note 4.

ENVIRONMENTAL. Our operations are subject to environmental regulation by federal, state and local authorities in the United States and regulatory authorities with jurisdiction over our foreign operations. As described in Note 1, we have accrued for the costs of environmental remediation activities and periodically reassess these amounts. We believe that the likelihood of incurring losses materially in excess of amounts accrued is remote.

GOVERNMENT. We are the subject of one or more investigations and legal proceedings initiated by the U.S. government with respect to government contract matters. We believe that in light of the current U.S. government contracting environment we will be the subject of one or more U.S. government investigations. If we or one of our business units were charged with wrongdoing as a result of any of these investigations or other government investigations (including violations of certain environmental or export laws) we could be suspended from bidding on or receiving awards of new U.S. government contracts pending the completion of legal proceedings. If convicted or found liable, we could be fined and debarred from new U.S. government contracting for a period generally not to exceed three years. Any contracts found to be tainted by fraud could be voided by the U.S. government.

Our contracts with the U.S. government are also subject to audits. Like many defense contractors, we have received audit reports, which recommend that certain contract prices should be reduced to comply with various government regulations. Some of these audit reports have involved substantial amounts. We have made voluntary refunds in those cases we believe appropriate and continue to litigate certain cases. In addition, we accrue for liabilities associated with those matters that are probable and can be reasonably estimated.

As previously disclosed, we received a demand notice in 2003 for $755 million from the U.S. Department of Defense (DoD) relating to an ongoing dispute over Pratt & Whitney’s government cost accounting practices for engine parts received from its partners on certain commercial engine collaboration programs from 1984 to the present. In 2001, the U.S. Armed Services Board of Contract Appeals (ASBCA) ruled that Pratt & Whitney’s accounting for these parts was in compliance with U.S. Government Cost Accounting Standards (CAS). The DoD appealed the ruling to the Court of Appeals for the Federal Circuit and in January 2003, the Court reversed the ASBCA’s decision and remanded the case back to the ASBCA. The case is currently pending before the ASBCA.

In addition, and as previously disclosed, the U.S. Department of Justice (DoJ) sued us in 1999 under the civil False Claims Act and other theories related to the “Fighter Engine Competition” between Pratt & Whitney’s F100 engine and GE’s F110 engine. The DoJ alleges that the Government overpaid for engines because Pratt & Whitney inflated certain costs and withheld data. The Government claims damages of $624 million. We believe this estimate is substantially overstated, deny any liability and are vigorously defending the matter. Trial of this matter was completed in December 2004 and a decision is expected in 2006.

Should the U.S. government ultimately prevail with respect to either of the foregoing government contracting matters, the outcome could result in a material effect on our results of operations in the period in which a liability would be recognized or cash flows for the period in which damages would be paid. However, we believe that the resolution of these matters will not have a material adverse effect on our results of operations, competitive position, cash flows or financial condition.

As previously reported, the European Commission’s Directorate (the “EU Commission”) conducted inspections in early 2004 at offices of our Otis subsidiary in Berlin, Brussels, Luxembourg and Paris relating to an investigation of possible unlawful collusive arrangements involving the European elevator and escalator industry. Based on the result of our own internal investigation, we believe that some of Otis’ employees engaged in activities at a local level in Belgium, Luxembourg, the Netherlands and Germany in violation of Otis and UTC policies and European competition law. On October 13, 2005, we received a Statement of Objections from the EU Commission relating to this investigation. The Statement of Objections, an administrative complaint, alleges infringements of EU competition rules by certain elevator companies, including Otis, in Belgium, Luxembourg, the Netherlands and Germany. We are carefully reviewing the Statement of Objections and will respond timely to the EU Commission. As we have from the start, we continue to cooperate fully with the EU Commission. As previously disclosed, we believe it is still too early in the EU Commission’s investigation for us to reasonably estimate the range of civil fines to which we or Otis would likely be subject. The aggregate amount of such fines, if ultimately imposed, could be material to our operating results for the period in which the liability would be recognized or cash flows for the period in which the fines would be paid. We do not believe that any such fines would have a material adverse effect on our financial condition, or that the resolution of this matter would have a material adverse effect on Otis’ competitive position.

OTHER. As described in Note 14, we extend performance and operating cost guarantees beyond our normal warranty and service policies for extended periods on some of our products. We have accrued our estimate of the liability that may result under these guarantees and for service costs, which are probable and can be reasonably estimated.

We have accrued for environmental investigatory, remediation, operating and maintenance costs, performance guarantees and other litigation and claims based on our estimate of the probable outcome of these matters. While it is possible that the outcome of these matters may differ from the recorded liability, we believe the resolution of these matters will not have a material impact on our financial position, results of operations or cash flows.

We also have other commitments and contingent liabilities related to legal proceedings, self-insurance programs and matters arising out of the normal course of business.

[note 16] Segment Financial Data

Our operations are classified in six principal segments. Our UTC Fire & Security segment was created in the second quarter of 2005 upon the acquisition of Kidde plc and includes our former Chubb segment and the acquired Kidde business, excluding the aircraft and fire protection systems business, which is included in the Hamilton Sundstrand segment. The segments are generally determined based on the management of the businesses and on the basis of separate groups of operating companies, each with general operating autonomy over diversified products and services.

OTIS products include elevators, escalators, moving walkways and service sold to a diversified international customer base principally in the commercial and residential property industries.

CARRIER products include commercial, industrial and residential HVAC systems and equipment, commercial and transport refrigeration systems and equipment, building controls and energy management and air quality systems, and aftermarket service and components.

UTC FIRE & SECURITY products and services include electronic security monitoring and rapid response systems and service, security personnel services, fire detection, protection and suppression systems and fire fighting equipment for a diversified international customer base principally in the industrial, commercial and residential property sectors.

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

HAMILTON SUNDSTRAND provides aerospace and industrial products for diversified industries. Aerospace products include power generation, management and distribution systems, flight, engine, fire protection and detection, and environmental control systems, auxiliary power units and propeller systems. Industrial products include air compressors, metering pumps and fluid handling equipment.

SIKORSKY products include military and commercial helicopters, aftermarket helicopter and aircraft parts and service.

Segment information for the years ended December 31 is as follows:

	Total Revenues			Operating Profits
(in millions of dollars)	2005	2004	2003	2005	2004	2003
Otis	$9,575	$8,937	$7,882	$1,712	$1,413	$1,301
Carrier	12,512	10,620	9,232	1,104	830	853
UTC Fire & Security	4,250	2,879	1,135	235	130	53
Pratt & Whitney	9,295	8,281	7,484	1,449	1,083	1,063
Hamilton Sundstrand	4,382	3,921	3,598	675	583	554
Sikorsky	2,802	2,506	2,184	250	200	190

Total segment	42,816	37,144	31,515	5,425	4,239	4,014
Eliminations & Other	(91)	301	(481)	81	368	(92)
General corporate expenses	—	—	—	(324)	(306)	(275)

Consolidated	$42,725	$37,445	$31,034	$5,182	$4,301	$3,647

	Total Assets			Capital Expenditures			Depreciation & Amortization
(in millions of dollars)	2005	2004	2003	2005	2004	2003	2005	2004	2003
Otis	$6,094	$5,939	$5,572	$79	$79	$77	$165	$175	$154
Carrier	9,433	9,166	7,720	243	176	89	169	200	182
UTC Fire & Security	7,595	4,974	4,396	79	69	16	150	95	44
Pratt & Whitney	9,515	7,514	6,802	303	244	192	255	273	214
Hamilton Sundstrand	8,986	7,473	6,905	137	134	103	149	129	130
Sikorsky	2,592	1,965	1,573	49	46	35	42	42	37

Total segment	44,215	37,031	32,968	890	748	512	930	914	761
Eliminations & Other	1,710	3,410	2,706	39	47	18	54	64	38

Consolidated	$45,925	$40,441	$35,674	$929	$795	$530	$984	$978	$799

SEGMENT REVENUES AND OPERATING PROFIT. Total revenues by segment include intersegment sales, which are generally made at prices approximating those that the selling entity is able to obtain on external sales.

Geographic Areas

	External Revenues			Operating Profits			Long-Lived Assets
(in millions of dollars)	2005	2004	2003	2005	2004	2003	2005	2004	2003
United States operations	$20,505	$18,512	$16,983	$2,498	$1,972	$2,031	$2,882	$2,540	$2,680
International operations
Europe	11,255	9,389	7,143	1,457	1,167	949	1,020	1,036	888
Asia Pacific	6,525	5,717	4,499	968	781	705	733	758	742
Other	4,137	3,288	2,588	502	401	384	646	558	460
Eliminations & Other	303	539	(179)	(243)	(20)	(422)	342	339	310

Consolidated	$42,725	$37,445	$31,034	$5,182	$4,301	$3,647	$5,623	$5,231	$5,080

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

Revenues from United States operations include export sales as follows:

(in millions of dollars)	2005	2004	2003
Europe	$1,273	$1,126	$1,171
Asia Pacific	1,480	1,309	1,145
Other	1,371	1,128	1,013

	$4,124	$3,563	$3,329

GEOGRAPHIC LONG-LIVED ASSETS. Long-lived assets are net fixed assets attributed to the specific geographic regions.

MAJOR CUSTOMERS. Revenues include sales under prime contracts and subcontracts to the U.S. government, primarily related to Pratt & Whitney, Hamilton Sundstrand and Sikorsky products, as follows:

(in millions of dollars)	2005	2004	2003
Pratt & Whitney	$3,278	$2,990	$3,025
Hamilton Sundstrand	868	761	681
Sikorsky	1,546	1,692	1,515
Other	60	62	48

	$5,752	$5,505	$5,269

Selected Quarterly Financial Data (Unaudited)

	2005 Quarters				2004 Quarters
(in millions of dollars, except per share amounts)	First	Second	Third	Fourth	First	Second	Third	Fourth
Sales	$9,309	$10,974	$10,823	$11,172	$8,357	$9,455	$9,248	$9,640
Gross margin	2,494	2,984	2,932	2,933	2,082	2,479	2,445	2,452
Income before cumulative effect of a change in accounting principle	651	971	821	721	551	817	693	612
Net income	651	971	821	626	551	817	693	612
Earnings per share of Common Stock:
Basic – income before cumulative effect of a change in accounting principle	$.66	$.98	$.83	$.73	$.55	$.82	$.70	$.62
Basic – net income	$.66	$.98	$.83	$.64	$.55	$.82	$.70	$.62
Diluted – income before cumulative effect of a change in accounting principle	$.64	$.95	$.81	$.71	$.54	$.81	$.68	$.61
Diluted – net income	$.64	$.95	$.81	$.62	$.54	$.81	$.68	$.61

Comparative Stock Data

	2005			2004
Common Stock	High	Low	Dividend	High	Low	Dividend
First quarter	$52.35	$49.03	$.220	$48.75	$42.02	$.175
Second quarter	$54.00	$48.43	$.220	$45.74	$40.75	$.175
Third quarter	$52.60	$49.20	$.220	$47.89	$44.15	$.175
Fourth quarter	$58.89	$49.29	$.220	$52.76	$44.95	$.175

Our common stock is listed on the New York Stock Exchange. The high and low prices are based on the Composite Tape of the New York Stock Exchange. There were approximately 34,000 common shareowners of record at December 31, 2005.

BOARD OF DIRECTORS	PERMANENT COMMITTEES

George David

Chairman and

Chief Executive Officer

United Technologies Corporation

(Diversified Manufacturer)

John V. Faraci

Chairman and Chief Executive Officer

International Paper

(Paper, Packaging and Wood Products)

Jean-Pierre Garnier

Chief Executive Officer

GlaxoSmithKline plc

(Pharmaceuticals)

Jamie S. Gorelick

Partner

WilmerHale

(Law Firm)

Charles R. Lee

Retired Chairman

and Co-Chief Executive Officer

Verizon Communications

(Telecommunications)

Richard D. McCormick

Retired Chairman, President and
Chief Executive Officer

US West, Inc.

(Telecommunications)

Harold McGraw III

Chairman, President and

Chief Executive Officer

The McGraw-Hill Companies

(Global Information Services)

Frank P. Popoff

Retired Chairman and

Chief Executive Officer

The Dow Chemical Company

(Chemicals and Chemical Products)

H. Patrick Swygert

President

Howard University

(Educational Institution)

André Villeneuve

Chairman

Euronext.LIFFE

(London Futures and Derivatives

Exchange)

H. A. Wagner

Retired Chairman

Air Products and Chemicals, Inc.

(Industrial Gases and Chemicals)

Christine Todd Whitman

President

The Whitman Strategy Group

(Management Consulting Firm)

Former EPA Administrator

Former Governor of New Jersey

Audit Committee

Frank P. Popoff, Chairman

John V. Faraci

Richard D. McCormick

H. Patrick Swygert

André Villeneuve

H. A. Wagner

Christine Todd Whitman

Compensation &

Executive Development

H. A. Wagner, Chairman

Jean-Pierre Garnier

Charles R. Lee

Richard D. McCormick

Harold McGraw III

Frank P. Popoff

Executive Committee

George David, Chairman

Charles R. Lee

Frank P. Popoff

H. A. Wagner

Finance Committee

Charles R. Lee, Chairman

George David

Jamie S. Gorelick

Harold McGraw III

Frank P. Popoff

André Villeneuve

Committee on Nomination

and Governance

Richard D. McCormick, Chairman

John V. Faraci

Jean-Pierre Garnier

Charles R. Lee

H. Patrick Swygert

H. A. Wagner

Christine Todd Whitman

Public Issues Review Committee

Jean-Pierre Garnier, Chairman

Jamie S. Gorelick

Harold McGraw III

H. Patrick Swygert

André Villeneuve

Christine Todd Whitman

LEADERSHIP

Mario Abajo

President, South Europe

and Middle East, Otis

David Adler

Senior Vice President,

Worldwide Customer Service,

Sikorsky

Ted F. Amyuni

President,

Refrigeration, Carrier

Alain M. Bellemare

President,

Pratt & Whitney Canada

Richard H. Bennett, Jr.

Vice President, Environment,

Health & Safety

Todd Bluedorn

President, North and South

America, Otis

Ari Bousbib

President, Otis

Kent L. Brittan

Chairman, United Technologies

International Operations

William M. Brown

President, UTC Fire & Security

William L. Bucknall, Jr.

Senior Vice President, Human

Resources and Organization

Tony Chamberlain

President, Fire & Security

Australasia, UTC Fire & Security

Louis R. Chênevert

President, Pratt & Whitney

Jean Colpin

Director, United Technologies Research Center

Halsey M. Cook

President, Residential and Light Commercial North America,

Carrier

Geraud Darnis

President, Carrier

George David

Chairman and

Chief Executive Officer

John Doucette

Vice President and

Chief Information Officer

Michael R. Dumais

Vice President and General

Manager, Customer Service,

Hamilton Sundstrand

Thomas E. Farmer

President, Military Engines,

Pratt & Whitney

Stephen N. Finger

President, Sikorsky

James E. Geisler

Vice President, Finance

Bruno Grob

President, North and East

Europe, Otis

Gregory J. Hayes

Vice President, Accounting

and Control

Stephen N. Heath

President, Commercial Engines,

Pratt & Whitney

David P. Hess

President, Hamilton Sundstrand

Darryl Hughes

President, Security Services Europe, Middle East and Africa,

UTC Fire & Security

Robert Isaman

President, Fire Safety Americas,

UTC Fire & Security

Todd Kallman

Vice President, Corporate

Strategy & Development

Alison Kaufman

Senior Vice President,

Government & International Affairs

James E. Keenan

Senior Vice President and

General Manager, Global

Service Partners, Pratt & Whitney

John P. Leary

Vice President,

Employee Relations

Robert Leduc

President, Flight Systems,

Hamilton Sundstrand

Patrick L’Hostis

President, Residential and Light Commercial International,

Carrier

Nancy Lintner

Vice President, Communications

Arthur W. Lucas

Senior Vice President,

Engineering, Pratt & Whitney

Paul W. Martin

Senior Vice President,

U.S. Government & Advanced

Development Programs,

Sikorsky

Didier Michaud President, U.K. & Central Europe

Area, Otis

Raymond J. Moncini

Senior Vice President,

Operations, Otis

Michael Monts

Vice President,

Business Practices

Larry O. Moore

Senior Vice President,

Module Centers and Operations,

Pratt & Whitney

Timothy M. Morris

President, Aerospace Power

Systems, Hamilton Sundstrand

Stephen G. Oswald

President, Industrial,

Hamilton Sundstrand

Eric Patry

President, Fire Safety Europe,

Middle East and Africa,

UTC Fire & Security

Jeffrey P. Pino

Senior Vice President,

Marketing & Commercial

Programs, Sikorsky

Jothi Purushotaman

Vice President,

Operations

Thomas I. Rogan

Vice President, Treasurer

Kelly Romano

President, Building Systems and

Services, Carrier

William H. Trachsel

Senior Vice President

and General Counsel

Tobin J. Treichel

Vice President, Tax

Joseph E. Triompo

President, Engine and Control

Systems, Hamilton Sundstrand

Debra A. Valentine

Vice President, Secretary and

Associate General Counsel

Jan van Dokkum

President, UTC Power

Charles Vo

President,

North Asia Pacific, Otis

Randal E. Wilcox

President,

South Asia Pacific, Otis

Byron Wood

President,

Pratt & Whitney Rocketdyne

Shareowner Information

Corporate Office

United Technologies Corporation

United Technologies Building

Hartford, Connecticut 06101

Telephone 860.728.7000

This report is made available to shareowners in advance of the annual meeting of shareowners to be held at 2:00 p.m., April 12, 2006, in New York, New York. The proxy statement will be made available to shareowners on or about February 27, 2006, at which time proxies for the meeting will be requested.

Information about UTC, including financial information, can be found at our Web site:

www.utc.com

Stock Listing

New York, London, Paris, Frankfurt, Brussels and Swiss Stock Exchanges

Ticker Symbol: UTX

Transfer Agent and Registrar

Computershare Trust Company, N.A., is the transfer agent, registrar and dividend disbursing agent for UTC’s Common Stock. Questions and communications regarding transfer of stock, replacement of lost certificates, dividends and address changes and the Dividend Reinvestment and Stock Purchase Plan should be directed to:

Computershare Trust Company, N.A.

P.O. Box 43069

Providence, RI 02940-3069

Telephone: 1.800.488.9281

Web site: www.computershare.com/equiserve

TDD: 1.800.952.9245

Telecommunications device for the hearing impaired.

Certifications

UTC has included as Exhibit 31 to its Annual Report on Form 10-K for fiscal year 2005 filed with the Securities and Exchange Commission certificates of its Chief Executive Officer and principal financial officers certifying, among other things, the information contained in the Form 10-K. UTC has also submitted to the New York Stock Exchange (NYSE) a certificate of UTC’s Chief Executive Officer certifying that he was not aware of any violation by UTC of NYSE corporate governance listing standards as of the date of the certification.

Dividends

Dividends are usually paid on the 10th day of March, June, September and December.

Electronic Access

Shareowners of record may sign up at the following Web site for electronic access to future annual reports and proxy materials, rather than receiving mailed copies:

http://www.econsent.com/utx.

Your enrollment is revocable until each year’s record date for the annual meeting. Beneficial shareowners may be able to request electronic access by contacting your broker or bank, or ADP at:

www.utc.com/investors/econsent/ics.htm

Additional Information

Shareowners may obtain a copy of the United Technologies Report on Form 10-K for 2005 filed with the Securities and Exchange Commission by writing to:

Corporate Secretary

United Technologies Corporation

United Technologies Building

Hartford, Connecticut 06101

For additional information about UTC please contact Investor Relations at the above corporate office address, or visit our Web site at

http://www.utc.com

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

Direct Registration System

If your shares are held in street name through a broker and you are interested in participating in the Direct Registration System, you may have your broker transfer the shares to Computershare Trust Company, N.A., electronically through the Direct Registration System. Interested investors can request a description of this book-entry form of registration by calling Shareowner Information Services at 1.800.881.1914.

Environmentally Friendly Report

This annual report is printed on recycled and recyclable paper.

WWW.UTC.COM

WWW.CARRIER.COM

WWW.HAMILTONSUNDSTRAND.COM

WWW.OTIS.COM

WWW.PRATT-WHITNEY.COM

WWW.SIKORSKY.COM

WWW.UTCFIREANDSECURITY.COM

WWW.UTCPOWER.COM