Form 10-K, Exhibit 13
period 2006-12-31
UNITED TECHNOLOGIES CORP /DE/
filed 2007-02-08
CIK 101829

Exhibit 13

FIVE-YEAR SUMMARY

(in millions, except per share amounts)	2006	2005	2004	2003	2002
For the year
Revenues	$47,829	$42,725	$37,445	$31,034	$28,212
Research and development	1,529	1,367	1,267	1,040	1,203
Income before cumulative effect of a change in accounting principle [1]	3,732	3,164	2,673	2,236	2,118
Net income	3,732	3,069	2,673	2,236	2,118
Earnings per share:
Basic:
Income before cumulative effect of a change in accounting principle [1]	3.81	3.19	2.69	2.33	2.21
Cumulative effect of a change in accounting principle [1]	—	(.09)	—	—	—
Net income	3.81	3.10	2.69	2.33	2.21
Diluted:
Income before cumulative effect of a change in accounting principle [1]	3.71	3.12	2.64	2.22	2.09
Cumulative effect of a change in accounting principle [1]	—	(.09)	—	—	—
Net income	3.71	3.03	2.64	2.22	2.09
Cash dividends per common share	1.02	.88	.70	.57	.49
Average number of shares of Common Stock outstanding:
Basic	980	991	993	948	945
Diluted	1,006	1,014	1,011	1,006	1,011
Cash flow from operations	4,803	4,334	3,596	2,827	2,829
Voluntary pension contributions [2]	190	663	906	994	530
Capital expenditures	954	929	795	530	586
Acquisitions, including debt assumed	1,049	4,583	1,295	2,305	424
Share repurchase	2,068	1,181	992	401	700
Dividends on Common Stock [3]	951	832	660	533	462
At year end
Working capital	$3,636	$1,861	$2,575	$2,069	$4,050
Total assets [4]	47,141	45,925	40,441	35,674	30,254
Long-term debt, including current portion	7,074	6,628	4,271	4,632	4,676
Total debt	7,931	8,240	5,591	5,301	4,873
Debt to total capitalization [4]	31%	33%	28%	31%	36%
ESOP Preferred Stock, net [5]	—	—	—	—	428
Shareowners’ equity [4]	17,297	16,991	14,266	11,953	8,557

Number of employees	214,500	218,200	209,700	203,300	155,000

Note 1:	During 2005, we acquired Kidde, which in conjunction with Chubb (acquired during 2003) forms the UTC Fire & Security segment.
Note 2:	During 2005, a 2-for-1 split of our common stock was effected in the form of a share dividend. All common share and per share amounts for periods prior to the split have been adjusted to reflect the split.

[1]	During 2005, we adopted the provisions of FIN 47, “Accounting for Conditional Asset Retirement Obligations” and SFAS 123R, “Share-Based Payment”.
[2]	Represents the cash contribution amount. In addition, during 2006, 2005 and 2002 we contributed UTC common stock of $150, $157 and $253, respectively.
[3]	Excludes dividends paid on Employee Stock Ownership Plan (ESOP) common stock.
[4]

During 2006, we adopted the provisions of SFAS 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87,88,106 and 132(R),” which resulted in an approximately $1.8 billion non-cash charge to equity and a $2.4 billion non-cash reduction to total assets.

[5]	During 2003, we converted all of our outstanding shares of ESOP Preferred Stock into common stock.

Management’s Discussion and Analysis

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Business Overview

We are a global provider of high technology products and services to the building systems and aerospace industries. Our operations are classified into six principal business segments: Otis, Carrier, UTC Fire & Security, Pratt & Whitney, Hamilton Sundstrand and Sikorsky Aircraft. Otis, Carrier and UTC Fire & Security are collectively referred to as the “commercial businesses”, while Pratt & Whitney, Hamilton Sundstrand and Sikorsky are collectively referred to as the “aerospace businesses”. The commercial businesses generally serve customers in the worldwide commercial and residential property industries, although Carrier also serves customers in the commercial and transport refrigeration industries. The aerospace businesses serve both commercial and government aerospace customers. In addition, a portion of these businesses serve customers in the industrial markets. Our consolidated revenues were derived from the commercial and aerospace businesses as follows (revenues from Hamilton Sundstrand’s and Pratt & Whitney’s industrial markets are included in “commercial and industrial”):

	2006	2005	2004
Commercial and industrial	63%	64%	64%
Military aerospace and space	16%	16%	18%
Commercial aerospace	21%	20%	18%

	100%	100%	100%

In 2006, approximately 59% of our consolidated sales were original equipment and 41% aftermarket parts and services. For both 2005 and 2004 the amounts were 58% and 42%, respectively.

Our strategy is to maintain balance across our businesses in order to limit the impact of any one industry or the economy of any single country on our consolidated operating results. This balance is managed, in part, through the commercial and aerospace revenue split noted above, as well as through the geographic diversity that has evolved with the continued globalization of world economies. The composition of total revenues from outside the United States, including U.S. export sales, in dollars and as a percentage of total segment revenues, was as follows:

(in millions of dollars)	2006	2005	2004	2006	2005	2004
Europe	$12,069	$11,255	$9,389	25%	26%	25%
Asia Pacific	7,056	6,525	5,717	15%	15%	15%
Other Non-U.S.	4,809	4,137	3,288	10%	10%	9%
U.S. Exports	4,848	4,124	3,563	10%	10%	10%

International segment revenues	$28,782	$26,041	$21,957	60%	61%	59%

As part of our growth strategy, we invest in businesses in certain countries, such as Argentina, Brazil, China, India, Russia and South Africa that carry high levels of currency, political and/or economic risk. At December 31, 2006, our investment in any one of these countries did not exceed 2.5% of consolidated shareowners’ equity.

The strength and value of our business balance manifested itself in the 2006 operating results. The strong aerospace market generated better than expected commercial aftermarket volumes. This volume, coupled with strong performance at Otis and generally positive worldwide economic conditions, generated solid organic revenue growth of 9% in 2006, and more than offset the lower than expected results at Carrier and Sikorsky. A downturn in the U.S. housing market in the second half of 2006 resulted in a decline in shipments of Carrier’s split systems of approximately 30% in the third quarter and 50% in the fourth quarter of 2006 as compared with the same periods in the prior year. While a market impact resulting from the additional 2005 shipments that occurred in advance of the January 2006 13 SEER minimum efficiency standard change (13 SEER pre-buy) was expected, the significant downturn in the U.S. housing industry and its effect on the residential heating, ventilating and air conditioning (HVAC) market was not anticipated. In addition, operating results were adversely impacted by supplier issues and manufacturing inefficiencies associated with the production ramp up of the completely new 13 SEER product line. The commercial HVAC market remained strong throughout 2006. Although the weakness in the U.S. housing market is expected to continue into 2007, the impact of the 13 SEER pre-buy compare issue will phase out in the second quarter. Global commercial construction is expected to remain strong in 2007.

Operating results were also impacted by a strike of Sikorsky’s union workforce at its Connecticut and Florida facilities in February through early April 2006. Although manufacturing efforts continued to some extent during the strike, the strike had an adverse impact on operating results due to lower volumes and higher than average manufacturing costs as manufacturing operations ramped back up to full production levels. Although helicopter deliveries improved significantly following the resumption of full production, Sikorsky continues to incur additional manufacturing costs as it works to accommodate the steep ramp up required to meet production requirements for more complex helicopters and a record backlog. This ramp up will require a near doubling of Sikorsky’s helicopter unit volume over the next two years. Complicating the recovery from the strike and the increasing production requirements has been the concurrent effort for the reconfiguration of Sikorsky’s manufacturing processes including the sourcing of certain activities and the transfer of work to other manufacturing facilities to increase capacity. Progress on these matters will continue throughout 2007 with deliveries projected to be back on schedule towards the end of 2007.

In addition to revenue growth, an improvement in consolidated operating profit margin also contributed to the strong growth in earnings per share. Operating profit margin increased 70 basis points to 12.8% in 2006 as compared with 2005. Savings from previous restructuring actions, ongoing acquisition integration efforts and continued cost containment measures contributed to the operating margin improvement. Further improvement was generated by various gains and other benefits realized during 2006 including an approximately $80 million reserve reversal on the settlement of a Department of Defense (DoD) claim against Pratt & Whitney related to cost accounting practices for commercial engine parts on collaboration programs, and an approximately $60 million gain on Carrier’s sale of its interest in a compressor manufacturing joint venture. These operating profit improvements were partially offset by the adverse impact of commodity and energy cost increases, increased manufacturing costs associated with the previously noted Sikorsky and Carrier production issues as well as the market declines in Carrier’s North American residential market. Increases in energy and certain commodity prices seen over the last two years continued in 2006. After a partial recovery through price increases, commodity and energy cost increases had a net negative impact on operating results for 2006 of approximately $280 million. Continuing cost increases are expected to have a further adverse impact of approximately $150 million in 2007. To help generate future margin growth, we also invested an additional $288 million and $267 million in 2006 and 2005, respectively, in restructuring actions across our businesses.

In addition to organic revenue growth, including growth from new product development and product improvements, our earnings growth strategy also contemplates investments in acquisitions. We invested $1.0 billion and $4.6 billion, including debt assumed of $138 million and $520 million, in the acquisition of businesses across all our operations in 2006 and 2005, respectively. Acquisitions in 2006 consisted principally of a number of smaller acquisitions including Red Hawk Industries by UTC Fire & Security, Page Group Ltd. by Hamilton Sundstrand and Longville Group Ltd. and Sensitech, Inc. by Carrier. The 2005 acquisitions, which contributed approximately half of our revenue growth in 2005, included Kidde (acquired for $3.1 billion), Rocketdyne Power & Propulsion (acquired for $700 million) and Lenel Systems International, Inc. (acquired for $440 million). These acquisitions helped contribute to both revenue and operating profit growth in 2006 and 2005.

For additional discussion of acquisitions and restructuring, see “Liquidity and Financing Commitments”, “Restructuring and Other Costs” and Notes 2 and 11 to the Consolidated Financial Statements.

Results of Operations

Revenues

(in millions of dollars)	2006	2005	2004
Sales	$47,118	$42,278	$36,700
Financing revenues and other income, net	711	447	745

Revenues	$47,829	$42,725	$37,445

The consolidated revenue increase of 12% in 2006 to $47.8 billion reflects organic growth of 9%, revenues from acquisitions of 2%, and the favorable impact of foreign currency translation of 1%. All segments experienced organic sales growth in 2006 led by the aerospace businesses, which benefited from strong commercial volumes, particularly aftermarket, and helicopter and aftermarket services demand. Military original equipment market (OEM) revenue growth was also strong at Pratt & Whitney and Sikorsky, while military aftermarket growth at Sikorsky was offset partially by declines at Pratt & Whitney. Within the commercial businesses, generally favorable worldwide economic conditions for most of the year resulted in revenue increases across all geographic regions. Otis also benefited from a strong order backlog coming into 2006. Carrier’s revenues increased as a result of generally strong North American and international commercial HVAC markets, price increases, and the transition to the higher value 13 SEER product, which was offset in part by significantly lower unit shipments of U.S. residential product.

The consolidated revenue increase of 14% in 2005 to $42.7 billion reflected organic growth of 7% and revenues from acquisitions of 7%. Acquisition revenues principally resulted from the acquisition of Kidde in the second quarter of 2005, and Carrier’s acquisition of Linde in the fourth quarter of 2004. Similar to 2006, all segments experienced organic growth in 2005 due principally to a strong commercial aerospace market and generally favorable worldwide economic conditions.

The increase in financing revenues and other income, net, consisted partially of gains realized on the sale of certain non-core assets, including a gain of approximately $60 million on Carrier’s sale of its interest in a compressor manufacturing joint venture, and a gain of $25 million on Pratt & Whitney’s sale of a partnership interest in a small engine line. The remaining increase consisted of higher joint venture income, higher interest income and the benefit from lower hedging costs associated with our cash management activities (combined $131 million). The increase in interest income resulted principally from the approximately $30 million associated with the final 1994 through 1999 tax settlement with the Appeals Division of the Internal Revenue Service (IRS).

Gross Margin

(in millions of dollars)	2006	2005	2004
Gross margin	$12,378	$11,343	$9,458
Percentage of sales	26.3%	26.8%	25.8%

Gross margin (product and service sales less cost of product and services sold) increases in 2006 resulted from higher commercial aerospace aftermarket volume, savings from previously initiated restructuring actions, and net operational efficiencies. Gross margin also included a benefit from an approximately $80 million reserve reversal (approximately 20 basis points) on the settlement of the DoD claim against Pratt & Whitney. However, gross margin as a percentage of sales declined 50 basis points as these benefits were more than offset by the adverse impact of higher commodity and energy prices (approximately 60 basis points), higher manufacturing costs at Sikorsky related to the strike, subsequent ramp up to full production and an unfavorable mix (approximately 20 basis points), and supplier issues and manufacturing inefficiencies associated with the ramp up of 13 SEER production (approximately 10 basis points).

The improvement in gross margin in 2005 as compared with 2004 is primarily the result of lower restructuring costs of $365 million (approximately 90 basis points). After a partial recovery through pricing, increased commodity and energy costs had a net adverse impact on gross margin of approximately $150 million (approximately 40 basis points), which was effectively offset by the savings realized on current and prior year restructuring actions, operational efficiencies and a better mix in the aerospace businesses including higher commercial aftermarket sales.

Research and Development

(in millions of dollars)	2006	2005	2004
Company funded	$1,529	$1,367	$1,267
Percentage of sales	3.2%	3.2%	3.5%

Customer funded	$1,621	$1,478	$1,585
Percentage of sales	3.4%	3.5%	4.3%

The 12% increase in company funded research and development in 2006 is primarily attributable to spending on the Boeing 787 program at Hamilton Sundstrand (5%), new platform spending at Pratt & Whitney Canada for small engines (3%) and spending at Pratt & Whitney (2%), including the next generation single aisle aircraft. The increase in company funded research and development in 2005 as compared with 2004 is primarily attributable to spending on the Boeing 787 program (3%), the H-92 program (2%) and to spending at companies acquired by Carrier and UTC Fire & Security (combined 3%). Company funded research and development spending is subject to the variable nature of program development schedules.

The 2006 increase in customer funded research and development is primarily attributable to military and space programs at Pratt & Whitney, Hamilton Sundstrand and Sikorsky. The 2005 decrease in customer funded research and development was principally the result of the Comanche program termination at Sikorsky (15%), offset partially by increased space development spending at Hamilton Sundstrand associated with ongoing efforts at acquired companies.

Company funded research and development spending for the full year 2007 is expected to approximate 2006 levels due principally to continued spending on aircraft programs such as the Boeing 787 and the next generation single aisle aircraft.

Selling, General and Administrative

(in millions of dollars)	2006	2005	2004
Selling, general and administrative	$5,462	$5,241	$4,635
Percentage of sales	11.6%	12.4%	12.6%

Both the 2006 and 2005 increase in selling, general and administrative expenses is due principally to acquisitions and general increases across the businesses in support of higher volumes. The reduction as a percent of sales is attributable to cost control initiatives and to the savings from prior restructuring actions.

Interest Expense

(in millions of dollars)	2006	2005	2004
Interest expense	$606	$498	$363
Average interest rate during the year:
Short-term borrowings	6.2%	5.5%	4.9%
Total debt	6.4%	6.3%	6.3%

Interest expense increased in 2006, primarily as a result of the $2.4 billion issuance of long-term debt in April 2005 in connection with the acquisitions of Kidde, Rocketdyne and Lenel, higher average commercial paper balances, as well as higher average interest rates on short-term borrowings, and the additional $1.1 billion long-term debt issuance in May 2006. The increase in 2005 as compared to 2004 was also due to the April 2005 long-term debt issuance, a higher average commercial paper balance and higher average interest rates on short-term borrowings.

The average interest rate for commercial paper increased in 2006 as compared to 2005 generating the increase in the average short-term borrowing rate. The weighted-average interest rate applicable to debt outstanding at December 31, 2006 was 5.9% for short-term borrowings and 6.1% for total debt as compared to 5.2% and 6.1%, respectively, at December 31, 2005.

Income Taxes

	2006	2005	2004
Effective income tax rate	27.2%	26.8%	26.2%

The effective tax rate for 2006, 2005 and 2004 reflects the tax benefit associated with lower tax rates on international earnings, which we intend to permanently reinvest outside the United States.

In the normal course of business, various tax authorities examine us, including the IRS. The 2005 effective tax rate reflects an approximately $66 million reduction in tax expense primarily as a result of the reevaluation of our liabilities and contingencies in light of the completion and commencement of exam cycles. In 2006, a residual disputed issue related to the 1999 disposition of a business segment was settled with the Appeals Division of the IRS and was reviewed by the U.S. Congress Joint Committee on Taxation. The settlement resulted in an approximately $35 million reduction in tax expense. The 2004 effective tax rate reflects an approximately $80 million reduction in tax expense as a result of a settlement with the IRS with respect to claims and other disputed items related to the 1986 to 1993 tax years. In 2007, we expect that the IRS will complete the examination phase of the 2000 through 2003 audit and commence examination of 2004 and 2005. Although the outcome of these matters cannot currently be determined, we believe adequate provision has been made for any potentially unfavorable financial statement impact.

The 2005 effective rate reflects a benefit of approximately $135 million related to an amended return, filed in 2005, which claimed credits for 2003 foreign taxes previously recognized as deductions. The 2005 effective tax rate also reflects a tax benefit of approximately $19 million associated with noncore business divestitures. We recognized a tax cost related to the tax gain from the sale of a Hamilton Sundstrand division, and tax benefits related to tax losses from the sale of a Carrier refrigeration operation and the sale and liquidation of a Pratt & Whitney subsidiary. The third-party sales did not result in significant pre-tax gains or losses for financial reporting purposes.

The American Jobs Creation Act, signed into law in October 2004, provided an opportunity in 2005 to repatriate up to $500 million of reinvested foreign earnings and to claim an 85% dividend received deduction against the repatriated amount. We evaluated the potential effects of the repatriation provision and decided not to repatriate earnings under the provision.

We expect our effective income tax rate in 2007 to be approximately 28%, before the impacts of any discrete events.

For additional discussion of income taxes, see “Critical Accounting Estimates – Income Taxes” and Note 9 to the Consolidated Financial Statements.

Net Income and Earnings Per Share

(in millions of dollars, except per share amounts)	2006	2005	2004
Income before cumulative effect of a change in accounting principle	$3,732	$3,164	$2,673
Cumulative effect of a change in accounting principle	—	(95)	—

Net income	$3,732	$3,069	$2,673

Diluted Earnings per Share:
Income before cumulative effect of a change in accounting principle	$3.71	$3.12	$2.64
Cumulative effect of a change in accounting principle	—	(.09)	—

Diluted Earnings per Share	$3.71	$3.03	$2.64

Foreign currency translation had a favorable impact of $.01 per share in 2006, did not have a significant impact on earnings per share in 2005 and had a favorable impact of $.09 per share in 2004. As discussed in Note 1 to the Consolidated Financial Statements, we adopted the provisions of Financial Accounting Standards Board (FASB) Interpretation No. 47, “Accounting for Conditional Asset Retirement Obligations (an interpretation of FASB Statement No. 143)” effective December 31, 2005. The cumulative effect of this adoption reduced 2005 diluted earnings per share by $.09 and did not have a significant impact to 2006 operating results.

Restructuring and Other Costs

We recorded net pre-tax restructuring and related charges totaling $288 million in 2006 and $267 million in 2005 for new and ongoing restructuring actions. We recorded these charges in the segments as follows:

(in millions of dollars)	2006	2005
Otis	$46	$52
Carrier	69	80
UTC Fire & Security	44	21
Pratt & Whitney	68	39
Hamilton Sundstrand	40	66
Sikorsky	21	3
Eliminations and Other	—	6

The 2006 charges include $223 million in cost of sales, $64 million in selling, general and administrative expenses and $1 million in other income. The 2005 charges include $180 million in cost of sales, $73 million in selling, general and administrative expenses and $14 million in other income. As described below, these charges relate to actions initiated during 2006, 2005 and certain actions initiated in the fourth quarter of 2004.

Restructuring actions are an essential component of our operating margin improvement efforts and relate to both existing operations and those recently acquired. We have acquired certain businesses at beneficial values, such as Linde, Chubb and Kidde, with the expectation of restructuring the underlying cost structure in order to bring operating margins up to expected levels. Restructuring actions focus on streamlining costs through workforce reductions, the consolidation of manufacturing, sales and service facilities, and the transfer of work to more cost-effective locations. For acquisitions, the costs of restructuring actions, contemplated at the date of acquisition, are recorded under purchase accounting. Actions initiated subsequently are recorded through operating results.

2006 Actions. During 2006, we initiated restructuring actions relating to ongoing cost reduction efforts, including selling, general and administrative reductions, principally at Carrier and UTC Fire & Security; workforce reductions, principally in Korea at Otis and Carrier and voluntary separations at Sikorsky; and the consolidation of manufacturing facilities. These actions, when complete, will provide for workforce reductions of approximately 3,800 hourly and salaried employees, the exiting of approximately 500,000 net square feet of facilities and the disposal of assets associated with the exited facilities. Savings are expected to increase over the two-year period subsequent to initiating the actions, resulting in recurring pre-tax savings of approximately $150 million. We expect pre-tax cash outflows on these programs to be approximately $230 million, of which $130 million has been funded to date.

2005 Actions. During 2005, the more significant actions related to the consolidation of manufacturing operations at Hamilton Sundstrand, including the closure of a portion of Rockford manufacturing, and general overhead reduction efforts principally at Pratt & Whitney and Carrier. These actions, when complete, will provide for workforce reductions of approximately 2,900 hourly and salaried employees, the exiting of approximately 1.2 million net square feet of facilities and the disposal of assets associated with the exited facilities. Savings are expected to increase over the two-year period subsequent to initiating the actions, resulting in recurring pretax savings of approximately $115 million. We expect pre-tax cash outflows on these programs to be approximately $145 million, of which $135 million has been funded to date.

2004 Actions. During 2004, we focused on a reduction of our manufacturing footprint. Two of the more significant announced closures, Carrier’s McMinnville, Tennessee commercial air conditioning and ventilation product manufacturing facility and Hamilton Sundstrand’s Rockford,

Illinois electronics manufacturing facility, were completed during the first quarter of 2006. All other actions were completed during 2005. The 2004 actions resulted in workforce reductions of approximately 5,400 hourly and salaried employees, the exiting of approximately 5.5 million net square feet of facilities and the disposal of assets associated with the exited facilities. These actions resulted in recurring pre-tax savings of approximately $295 million annually. Pre-tax cash outflows on these programs were approximately $370 million.

We may initiate additional restructuring actions in 2007 through our continuing cost-reduction efforts. No specific plans for significant new actions have been finalized at this time. However, it is management’s expectation that when significant favorable items are recorded in a period, restructuring actions may also be initiated in that period when practical.

For additional discussion of restructuring, see Note 11 to the Consolidated Financial Statements.

Segment Review

	Revenues			Operating Profits			Operating Profit Margin
(in millions of dollars)	2006	2005	2004	2006	2005	2004	2006	2005	2004
Otis	$10,290	$9,575	$8,937	$1,888	$1,712	$1,413	18.3%	17.9%	15.8%
Carrier	13,481	12,512	10,620	1,237	1,104	830	9.2%	8.8%	7.8%
UTC Fire & Security	4,747	4,250	2,879	301	235	130	6.3%	5.5%	4.5%
Pratt & Whitney	11,112	9,295	8,281	1,817	1,449	1,083	16.4%	15.6%	13.1%
Hamilton Sundstrand	4,995	4,382	3,921	832	675	583	16.7%	15.4%	14.9%
Sikorsky	3,230	2,802	2,506	173	250	200	5.4%	8.9%	8.0%

Commercial Businesses

The financial performance of our commercial businesses can be influenced by a number of external factors including fluctuations in residential and commercial construction activity, interest rates, labor costs, foreign currency exchange rates, customer attrition, raw material and energy costs and other global and political factors. Carrier’s financial performance can also be influenced by production and utilization of transport equipment, and in its residential business, weather conditions. In 2006, 68% of total commercial business revenues was generated outside the U.S., as compared to 69% in 2005. The following table shows revenues generated outside the U.S. for each of the segments in our commercial businesses:

	2006	2005
Otis	80%	80%
Carrier	54%	55%
UTC Fire & Security	84%	87%

OTIS is the world’s largest elevator and escalator manufacturing, installation and service company. Otis designs, manufactures, sells and installs a wide range of passenger and freight elevators for low-, medium- and high-speed applications, as well as a broad line of escalators and moving walkways. In addition to new equipment, Otis provides modernization products to upgrade elevators and escalators as well as maintenance services for both its products and those of other manufacturers. Otis serves customers in the commercial and residential property industries around the world. Sales are made both directly to customers and, to a limited extent, through sales representatives and distributors.

New equipment orders remained strong throughout 2006, with double digit increases in North America and Asia resulting in an increased closing backlog. Within Asia, strong order growth in China was partially offset by Korea, and pricing remained under significant pressure. These conditions are expected to continue into 2007.

In 2006, Otis revenues increased $715 million (7%), reflecting growth in all geographic regions aided by a strong opening backlog in North America, Europe and China. The 2006 increase reflects volume growth (6%) and the favorable impact of foreign currency translation (1%). The 2005 increase of $638 million (7%) reflects volume growth (5%) in all geographic regions, and the favorable impact of foreign currency translation (2%).

Otis operating profits increased $176 million (10%) in 2006 compared with 2005. The operating profit increase reflects profit improvement at constant currency due to higher volume, product cost reduction and operational efficiencies (9%) and the favorable impact of foreign currency translation (1%). Operating profits increased $299 million (21%) in 2005 compared to 2004. The operating profit increase reflects profit improvement at constant currency due to higher volume, product cost reduction and operational efficiencies (12%), lower restructuring charges (7%) and the favorable impact of foreign currency translation (2%).

CARRIER is the world’s largest manufacturer and distributor of HVAC and refrigeration systems. It also produces food service equipment and HVAC and refrigeration related controls for residential, commercial, industrial and transportation applications. Carrier also provides installation, retrofit and aftermarket services and components for the products it sells and those of other manufacturers in the HVAC and refrigeration industries. Sales are made both directly to the end customer and through manufacturers’ representatives, distributors, wholesalers, dealers and retail outlets.

In the first half of 2006, strong demand in the commercial HVAC and refrigeration business, a positive North American construction market and a transition in the U.S. residential market to the higher value 13 SEER product, all contributed to generate strong organic growth. Volume growth within transport refrigeration was generated primarily in the truck/trailer refrigeration business as the container refrigeration market was essentially flat. While both the North American and international commercial HVAC and refrigeration markets remained strong throughout the balance of the year, a significant downturn in the North American residential housing industry and difficult compares from the 2005 13 SEER pre-buy led to declining orders and shipments in Carrier’s residential business in the second half of 2006. Carrier’s residential split system unit shipments dropped by approximately 30% in the third quarter and 50% in the fourth quarter. Further contributing to the second-half reduction in North American residential revenues was a decline in gas furnace shipments due to the softening housing market and the unseasonably mild weather at the end of 2006.

As a result of commodity cost increases in 2006 and 2005, Carrier implemented price increases on many of its products, which partially offset the impact in both years. Cost pressures from commodity price increases are expected to continue in 2007, however, we expect to offset these increases through additional price increases. Certain of Carrier’s HVAC businesses are seasonal and are impacted by weather. Carrier customarily offers its customers incentives to purchase products to ensure adequate supply of our products in the distribution channel.

Carrier’s revenues increased $969 million (8%) in 2006 compared to 2005. Organic revenue growth for the year was 5%, driven primarily by the commercial and international HVAC businesses. Unit orders in the North American residential market declined substantially due to a market downturn and the 13 SEER pre-buy activity. However, revenues increased overall as a result of higher value 13 SEER product and pricing increases. Revenues from acquisitions (1%), the favorable impact of foreign currency translation (1%) and gains from dispositions (1%), principally the third quarter 2006 sale of Carrier’s interest in a compressor manufacturing joint venture, generated the remaining revenue growth. Revenues increased $1,892 million (18%) in 2005 compared to 2004. The increase primarily resulted from acquisitions (9%), principally Linde, and growth in the North American HVAC business (6%).

Carrier’s operating profits increased $133 million (12%) in 2006 compared to 2005. The operating profit improvement was generated principally by higher volumes and the benefits from previous restructuring actions, partially offset by manufacturing inefficiencies associated with the ramp up of 13 SEER production and the decline in North American residential volume (net 7%). Gains from dispositions (6%), principally the third quarter 2006 sale of Carrier’s interest in a compressor manufacturing joint venture, lower restructuring charges (1%) and the favorable impact of foreign currency translation (1%) were partially offset by the impact of higher commodity and energy costs, net of price increases (3%). Carrier’s operating profits increased $274 million (33%) in 2005 compared to 2004 due in large part to a reduction in restructuring charges of $161 million (19%). The net impact of higher volumes and restructuring benefits (15%), Linde (8%), and favorable currency translation (1%) was partially offset by higher commodity costs including a related last-in, first-out (LIFO) charge, net of price increases (6%) and the expenses related to the new 13 SEER platform (4%).

UTC FIRE & SECURITY is a global provider of security and fire safety products and services. We created the UTC Fire & Security segment in the second quarter of 2005 upon acquiring Kidde. The UTC Fire & Security segment includes our former Chubb segment, Kidde’s industrial, retail and commercial fire safety businesses and Lenel, a leader in the development and delivery of scalable, integrated security software systems and business solutions. In the electronic security industry, UTC Fire & Security provides system integration, installation and service of intruder alarms, access control systems and video surveillance systems. In the fire safety industry, UTC Fire & Security designs, manufactures, integrates, installs and services fire and specialty hazard detection and fixed suppression systems and manufactures, sells and services portable fire extinguishers and other fire fighting equipment. UTC Fire & Security also provides monitoring, response and security personnel services, including cash-in-transit security, to complement its electronic security and fire safety businesses. UTC Fire & Security’s operations are predominantly outside the U.S. UTC Fire & Security sells directly to the customer as well as through manufacturers’ representatives, distributors and dealers.

UTC Fire & Security’s revenues increased $497 million (12%) in 2006 as compared with 2005 due largely to acquisitions (10%), principally Kidde, with volume, price increases and foreign exchange translation (combined 2%) contributing the remainder. Revenues increased $1,371 million (48%) in 2005 as compared with 2004 due largely to the acquisition of Kidde (43%) in the second quarter. Volume and pricing increases (combined 3%) and foreign currency translation (2%), contributed the remainder.

Operating profit increased $66 million (28%) in 2006 as compared with 2005. The majority of the operating profit increase was generated principally from the cost reductions realized on previous restructuring actions and some slight volume related impact (combined 35%), in line with management’s focus on integration efforts and margin expansion. Further operating profit increases from acquisitions (9%), principally Kidde, were offset by additional restructuring charges (10%) and the adverse impact of higher commodity costs (4%). Operating profit increased $105 million (81%) in 2005 as compared with 2004, with acquisitions (63%) contributing the majority. The balance of the operating profit increase was generated principally from increased volume, pricing and net cost reductions from previous restructuring actions (combined 27%), offset partially by additional restructuring charges (16%).

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

The continued growth in revenue passenger miles (RPMs) is benefiting both commercial aircraft production as well as aftermarket service and spares revenue levels. However, as the commercial airline industry continues its recovery after years of poor financial performance, which was exacerbated by escalating fuel prices, airlines and aircraft manufacturers will continue to pursue lower-cost products and services from their suppliers. The bankruptcy filings of major U.S. airlines during 2005 did not have a significant impact on our operating results. Notwithstanding the poor health of the airlines, strong production levels at airframers, as well as the continued high usage of aircraft, as evidenced by the growth in RPMs, drove growth in the aerospace businesses in 2006. Growth was further augmented by strong commercial helicopter sales, resulting partially from higher corporate profits and increased oil industry activity, and record military helicopter orders. Further increases in RPMs and continued positive global economic conditions are expected to result in additional increases to commercial aerospace volume in 2007. However, the rate of growth in the commercial aerospace aftermarket realized in 2006 is not expected to be sustainable and is projected to decline in 2007 to approximately half of the 2006 levels.

Our total sales to the U.S. government increased in 2006 to $6.4 billion or 14% of total sales, compared with $5.8 billion or 14% of total sales in 2005 and $5.5 billion or 15% of total sales in 2004. The defense portion of our aerospace business is affected by changes in market demand and the global political environment. Our participation in long-term production and development programs for the U.S. government has contributed positively to our results in 2006 and is expected to continue to benefit results in 2007.

PRATT & WHITNEY is among the world’s leading suppliers of commercial, general aviation and military aircraft engines. Pratt & Whitney’s Global Service Partners provides maintenance, repair and overhaul services, including the sale of spare parts, as well as fleet management services. Pratt & Whitney produces families of engines for wide, narrow body and military aircraft that power both Boeing and Airbus aircraft. Pratt & Whitney also sells engines for auxiliary power units, industrial applications and space propulsion systems. Pratt & Whitney Canada (P&WC) is a world leader for engines powering business, regional, light jet, utility and military aircraft and helicopters. Pratt & Whitney Rocketdyne (PWR) is a leader in the design, development and manufacture of sophisticated aerospace propulsion systems for military and commercial applications, including the space shuttle. Pratt & Whitney’s products are sold principally to aircraft manufacturers, airlines and other aircraft operators, aircraft leasing companies, space launch vehicle providers and U.S. and foreign governments. During 2006, Pratt & Whitney launched Global Material Solutions, a new business that intends to engineer, certify, manufacture, sell, distribute and service new OEM caliber parts, including life limited parts, for CFM56-3® engines. Pratt &

Whitney’s products and services must adhere to strict regulatory and market driven safety and performance standards. These standards, along with the long duration of aircraft engine programs, create uncertainty regarding engine program profitability. The vast majority of sales are made directly to the customer and, to a limited extent, through independent distributors or foreign sales representatives.

In view of the risk and cost associated with developing new engines, Pratt & Whitney has entered into collaboration agreements in which revenues, costs and risks are shared. At December 31, 2006, the interests of participants in current Pratt & Whitney-directed commercial jet engine production programs ranged from 14 to 29% . In addition, Pratt & Whitney has interests in other programs. These include a 33% interest in the International Aero Engines (IAE) collaboration that sells and supports V2500 engines for the A320 family of aircraft and a 50% interest in the Engine Alliance (EA) with GE Aviation to develop, market and manufacture the GP7000 engine for the A380 aircraft. At December 31, 2006, other participants held interests totaling 40% of Pratt & Whitney’s share of the EA. Flight testing of the GP7000 commenced in 2006. European Aviation Safety Agency certification of the A380 aircraft with the GP7000 engines is expected in 2007, with entry into service expected in 2008.

Pratt & Whitney’s revenues increased $1,817 million (20%) in 2006 as compared with 2005. This increase is primarily attributable to higher commercial aftermarket services and spare parts revenues (7%) and higher Pratt & Whitney Canada engine, spares and service revenues (5%). Military and power systems (combined 4%), and acquisitions, principally Rocketdyne (4%) generated the remainder of the increase. Revenues increased $1,014 million (12%) in 2005 as compared with 2004. The increase is primarily attributable to higher aftermarket services and commercial engine revenues (6%) and higher Pratt & Whitney Canada volume (5%), including engine sales, spares and service. Acquisitions, principally Rocketdyne, contributed 3% of the increase. Military aerospace revenues were relatively flat in 2005 compared to 2004.

Pratt & Whitney’s operating profits increased $368 million (25%) in 2006 as compared with 2005. This increase is primarily attributable to higher aftermarket services, including spare parts (26%), and Pratt & Whitney Canada (7%), partially offset by increased research and development spending (5%), and the net impact of increased commodity and energy prices (10%). The favorable impact of the settlement of a government litigation matter (6%) and a gain realized on the sale of a partnership interest in a small engine product line (2%), partially offset by higher restructuring charges (2%) and the adverse impact of foreign currency translation (2%), contributed the majority of the remaining operating profit increase. Operating profits increased $366 million (34%) in 2005 as compared with 2004. This increase is primarily attributable to higher aftermarket services and commercial engine volumes (10%), increased volume at Pratt & Whitney Canada (6%), lower restructuring charges (10%) and $42 million (4%) of first quarter 2004 costs associated with a collaboration accounting litigation matter.

HAMILTON SUNDSTRAND is among the world’s leading suppliers of technologically advanced aerospace and industrial products and aftermarket services for diversified industries worldwide. Hamilton Sundstrand’s aerospace products, such as power generation management and distribution systems, flight systems, engine control systems, environmental control systems, fire protection and detection systems, auxiliary power units and propeller systems, serve commercial, military, regional, business and general aviation, as well as space and undersea applications. Aftermarket services include spare parts, overhaul and repair, engineering and technical support and fleet maintenance programs. Hamilton Sundstrand sells aerospace products to airframe manufacturers, the U.S. and foreign governments, aircraft operators and independent distributors. Hamilton Sundstrand’s principal industrial products, such as air compressors, metering pumps and fluid handling equipment, serve industries involved with raw material processing, bulk material handling, construction, hydrocarbon and chemical processing, and water and wastewater treatment. These products are sold under the Sullair, Sundyne, Milton Roy and other brand names directly to end-users through manufacturers’ representatives and distributors.

Hamilton Sundstrand’s revenues increased $613 million (14%) as compared with 2005 due principally to volume growth in both the aerospace (7%) and industrial (6%) businesses. The net impact of acquisitions and divestitures contributed the remainder of the increase. Within aerospace, both commercial OEM and commercial aftermarket contributed to the volume increase. Military OEM and aftermarket volumes increased modestly. Industrial revenues benefited from strong compressor and pump demand as well as growth in the emerging markets. Revenues increased $461 million (12%) in 2005 as compared with 2004, due principally to the net impact of acquisitions and divestitures (5%), and volume growth in both the aerospace (4%) and industrial (2%) businesses. Within aerospace, increased commercial aftermarket volume was partially offset by continued declines in military aftermarket volume.

Hamilton Sundstrand’s operating profits increased $157 million (23%) as compared with 2005 due principally to volume growth in both the commercial aftermarket (13%) and industrial businesses (8%). Operating profit increases from the commercial OEM revenue growth (10%) were offset by the increased company funded research and development costs, primarily associated with the Boeing 787 program (9%) and higher commodity costs net of price increases (5%). The net impact of acquisitions and divestitures (2%) and lower restructuring charges (4%) contributed to the remainder of the growth.

Operating profits increased $92 million (16%) in 2005 as compared with 2004 due principally to the net impact of acquisitions and divestitures (11%) and volume growth in both the commercial aftermarket (6%) and industrial businesses (2%). This operating profit improvement was partially offset by the effects of increased development spending, net of gains on the disposition of noncore businesses, principally Falk.

SIKORSKY is one of the world’s largest manufacturers of military and commercial helicopters and also provides aftermarket helicopter and aircraft parts and services. Current production programs at Sikorsky include the UH-60L and UH-60M Black Hawk medium-transport helicopters for the U.S. and foreign governments, the MH-60S and MH-60R helicopters for the U.S. Navy, the International Naval Hawk for multiple naval missions, and the S-76 and the S-92 helicopters for commercial operations. Sikorsky is also developing the U.S. Marine Corps CH-53K next generation heavy lift helicopter. Sikorsky’s aftermarket business includes spare parts sales, overhaul and repair services, maintenance contracts, and logistics support programs for helicopters and other aircraft. Sales are made directly by Sikorsky and by its subsidiaries and joint ventures. Sikorsky is increasingly engaging in logistics support programs and partnering with its government and commercial customers to manage and provide maintenance and repair services.

As discussed previously, Sikorsky’s operating results were adversely impacted by a strike of its union workforce from February through early April 2006. Although helicopter deliveries improved significantly following the resumption of full production after settlement of the strike, Sikorsky incurred additional manufacturing costs as it worked to accommodate the steep ramp up needed to meet the requirements of both a record backlog and more complex helicopters. Concurrently, Sikorsky also worked to reconfigure its manufacturing processes, including the sourcing of certain manufacturing activities.

Sikorsky’s revenues increased $428 million (15%) in 2006 as compared to 2005. Increases in commercial and military aircraft deliveries (2%), strong aftermarket sales (5%) and acquisitions (5%) contributed the majority of the increase in revenues. The remainder of the revenue increase was attributable to program support and development efforts. Revenues increased $296 million (12%) in 2005 as compared to 2004 with commercial aircraft deliveries (10%) and strong aftermarket sales (10%), offsetting the loss of Comanche revenues (10%).

Sikorsky’s operating profit decreased $77 million (31%) in 2006 as compared to 2005. The profit contribution from higher revenues was more than offset by higher manufacturing costs at Sikorsky related to the strike and subsequent ramp up to full production (net 16%). The adverse impact of commodity and energy prices (10%) and an increase in restructuring costs (7%), offset in part by the contribution from acquisitions (2%), comprised the remainder. Operating profit increased $50 million (25%) in

2005 as compared to 2004 due principally to higher aircraft and aftermarket volume (47%). The balance of the operating profit change primarily reflects the termination of the Comanche program (12%) and an increase in development spending (11%), offset by lower restructuring charges (3%).

Liquidity and Financing Commitments

(in millions of dollars)	2006	2005
Cash and cash equivalents	$2,546	$2,247
Total debt	7,931	8,240
Net debt (total debt less cash and cash equivalents)	5,385	5,993
Shareowners’ equity	17,297	16,991
Total capitalization (debt plus equity)	25,228	25,231
Net capitalization (debt plus equity less cash and cash equivalents)	22,682	22,984
Debt to total capitalization	31%	33%
Net debt to net capitalization	24%	26%

We adopted the provisions of Statement of Financial Accounting Standards No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106 and 132(R)” (SFAS 158) on December 31, 2006. The adoption resulted in a decrease in total assets by approximately $2.4 billion, an increase of total liabilities by approximately $549 million and a reduction of total shareowners’ equity by approximately $1.8 billion, net of tax. The impact of the adoption had an adverse impact on our debt to total capitalization and net debt to net capitalization of two percentage points in 2006.

We assess our liquidity in terms of our ability to generate cash to fund our operating, investing and financing activities. Our principal source of liquidity is operating cash flows, which, after netting out capital expenditures, we target to equal or exceed net income. In addition to operating cash flows, other significant factors that affect our overall management of liquidity include: capital expenditures, customer financing requirements, investments in businesses, dividends, common stock repurchases, pension funding, adequacy of available bank lines of credit, and the ability to attract long-term capital at satisfactory terms.

Most of our cash is denominated in foreign currencies. We manage our worldwide cash requirements considering available funds among the many subsidiaries through which we conduct our business and the cost effectiveness with which those funds can be accessed. The repatriation of cash balances from certain of our subsidiaries could have adverse tax consequences; however, those balances are generally available without legal restrictions to fund ordinary business operations. We have and will continue to transfer cash from those subsidiaries to us and to other international subsidiaries when it is cost effective to do so.

The timing and levels of certain cash flow activities, such as acquisitions, have resulted in the issuance of both long-term and short-term debt. Commercial paper borrowings provide short-term liquidity to supplement operating cash flows and are used for general corporate purposes as well as the potential funding of certain acquisitions. We had $450 million of commercial paper outstanding at December 31, 2006, all of which matured in less than one week.

In May 2006, we issued $1.1 billion of long-term debt, the proceeds of which were used to repay commercial paper borrowings. In April 2005, we issued $2.4 billion of long-term debt, the proceeds of which were used primarily to support the funding of the Kidde acquisition.

Our ability to obtain debt financing at comparable risk-based interest rates is partly a function of our existing debt to capitalization levels as well as our current credit standing. The issuance of $2.4 billion in long-term debt in 2005 increased our level of debt to total capitalization to 33% from 28%. Conversely, the repayment of a significant portion of the commercial paper borrowings in 2006, partially offset by the issuance of $1.1 billion in long-term debt in May 2006, and the funding of second half 2006 debt maturities of $650 million with internal cash flows, reduced our level of debt to total capitalization to 31% as of December 31, 2006. Our credit ratings are reviewed regularly by major debt rating agencies such as Standard and Poor’s and Moody’s Investor Service. In 2006, Standard and Poor’s affirmed our long-term and short-term debt ratings as A and A-1, respectively. Similarly, Moody’s Investor Service also affirmed its corporate rating on our long-term and short-term debt as A2 and P-1, respectively.

We believe our future operating cash flows will be sufficient to meet our future operating cash needs. Further, our ability to obtain debt or equity financing, as well as the availability under committed credit lines, provides additional potential sources of liquidity should they be required.

OPERATING CASH FLOWS. Net cash provided by operating activities in 2006 was $4,803 million compared to $4,334 million in 2005. Net income growth of $663 million, $473 million of benefit from lower 2006 voluntary pension contributions, and a reduction in working capital components of $628 million were the principal contributors to the increase in operating cash flows.

These were partially offset by a $283 million payment to the U.S. Department of Defense to settle the commercial engine collaboration program litigation, and an increase in other net operating assets of $611 million. Other operating asset activity principally reflects the elimination of non-cash gains and the foreign exchange impact on intercompany lending. During 2006, inventory levels increased approximately $800 million as a result of the strong organic revenue growth, the ramp up in volume at Sikorsky and the aerospace supply chain capacity issues brought about by the high demand throughout the industry. Additionally, approximately $300 million of the increase pertains to capitalized contract research and development costs on certain aerospace programs which will be subsequently recovered through production aircraft shipments. The increase in inventory was effectively offset by a commensurate increase in accounts payable and accrued liabilities which reflected the volume growth and the timing and amount of additional customer advances. The working capital improvement, therefore, resulted largely from accounts receivable remaining flat compared to the approximately $800 million increase in 2005. The improvement in accounts receivable was attributable to a concerted focus by all businesses on maintaining collection levels and reducing delinquent amounts.

The funded status of our pension plans is dependent upon many factors, including returns on invested assets, level of market interest rates and levels of voluntary contributions to the plans. Better than projected investment returns and additional voluntary pension contributions have improved the funded status of all plans, helping to minimize future funding requirements. As such, we plan to make up to $250 million in voluntary contributions to these defined benefit pension plans in 2007, versus the voluntary cash contributions of $190 million and $663 million, in 2006 and 2005, respectively. We also contributed $150 million in UTC common stock to these plans during 2006. As of December 31, 2006, the total investment by the defined benefit pension plans in our securities is approximately 3% of total plan assets.

INVESTING CASH FLOWS. Cash used in investing activities was $1,261 million in 2006, compared with $4,649 million in 2005. The 2006 activity primarily reflects a net investment in businesses of $460 million and capital expenditures of $954 million. This compares with a net investment in businesses in 2005 of $3,755 million and capital expenditures of $929 million. Acquisitions in 2006 consisted principally of a number of small businesses including Red Hawk Industries by UTC Fire & Security, Page Group by Hamilton Sundstrand and Longville Group and Sensitech by Carrier. Dispositions in 2006 consisted of the sale of certain non-core businesses including CalPeak and Scroll Technologies. The $3.8 billion in acquisition spending in 2005 largely relates to the acquisitions of Kidde, Rocketdyne, Lenel and the buyout of the remaining minority interest in Otis LG Elevator Company, net of the proceeds from the dispositions of businesses (principally Falk) of $308 million. We purchased our initial interest in Kidde of slightly less than 20% in late 2004 for approximately $450 million. The remaining balance of the approximately $2.6 billion cash purchase price was paid in the second quarter of 2005. The acquisitions of Rocketdyne, Lenel and Otis LG Elevator Company for approximately $700 million, $440 million and $315 million, respectively, comprise the majority of the remaining acquisition spending. We expect total investments in businesses in 2007 to approximate $2 billion, however, actual acquisition spending may vary depending upon the timing, availability and appropriate value of acquisition opportunities.

Capital expenditures increased $25 million in 2006 to $954 million. An approximately $100 million reduction in capital spending at Carrier was offset by increases across all other businesses. Investments by Carrier in production modifications for its new 13 SEER product line were essentially completed in 2005, which led to a substantial decline in Carrier’s capital expenditures in 2006 compared to 2005. Capital expenditure increases in the remaining businesses largely related to restructuring and facility changes. Capital expenditure levels are expected to increase in 2007 by approximately $100 million from 2006 levels and approximate depreciation and amortization expense in 2007.

Customer financing activities provided net cash of $68 million in 2006, compared to a use of $70 million in 2005. While we expect that customer financing will be a net use of cash in 2007, actual funding is subject to usage under existing customer financing arrangements. At December 31, 2006, we had financing and rental commitments of $1,126 million related to commercial aircraft, of which as much as $446 million may be required to be disbursed in 2007. We may also arrange for third-party investors to assume a portion of our commitments. Refer to Note 4 to the Consolidated Financial Statements for additional discussion of our commercial aerospace industry assets and commitments.

FINANCING CASH FLOWS. Net cash flows used in financing activities was $3,342 million in 2006 compared to a source of $335 million in 2005. In both 2006 and 2005, cash was primarily used to return value to shareowners through dividends and share repurchases. In May 2006, we issued $1.1 billion of long-term debt, the proceeds of which were used to repay commercial paper borrowings. In April 2005, we issued $2.4 billion of long-term debt, the proceeds of which were used to fund the Kidde and Lenel acquisitions, and for general corporate purposes. In the third quarter of 2005, we issued an additional $700 million of commercial paper primarily to fund the acquisition of Rocketdyne.

At December 31, 2006, we had credit commitments from banks totaling $2.5 billion. We had a credit commitment of $1.5 billion under a revolving credit agreement, which serves as a backup facility for the issuance of commercial paper. This revolving credit agreement was renewed in October 2006 and will expire in October 2011. In November 2006, we entered into a $1.0 billion multi-currency revolving credit agreement that is to be used for general corporate funding purposes, including acquisitions. There were no borrowings under either of these revolving credit agreements at December 31, 2006. In addition, at December 31, 2006, approximately $1.9 billion was available under short-term lines of credit with local banks at our various domestic and international subsidiaries.

At December 31, 2006, up to approximately $900 million of additional debt and equity securities could be issued under a shelf registration statement on file with the Securities and Exchange Commission.

Financing cash outflows for 2006 and 2005 included the repurchase of 33.3 million and 22.6 million shares of our common stock for $2,068 million and $1,181 million, respectively. Share repurchase continues to be a significant use of our cash flow. In addition to management’s view that the repurchase of our common stock is a beneficial investment, we also repurchase to offset the dilutive effect of the issuance of stock and options under the stock-based employee benefit programs. On December 13, 2006, the Board of Directors authorized the renewal of our 60 million common share repurchase program. Authority for repurchase under the previous program lapsed. At December 31, 2006, we had remaining authority to repurchase approximately 58 million shares under the current program. We expect total share repurchases in 2007 to approximate $1.5 billion; however, total repurchases may vary depending upon the level of other investing activities.

On April 13, 2005, the Board of Directors approved a 2-for-1 split of our common stock in the form of a stock dividend which was issued June 10, 2005. In April 2006, the Board of Directors approved a 20% increase in the quarterly dividend payable to $.265 per share. During 2006, $951 million of cash dividends were paid to shareowners.

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

Losses, if any, on long-term contracts are provided for when anticipated. We recognize loss provisions on original equipment contracts to the extent that estimated inventoriable manufacturing, engineering, product warranty and product performance guarantee costs exceed the projected revenue from the products contemplated under the contractual arrangement. Products contemplated under the contractual arrangement include products purchased under the contract and, in the aerospace businesses, required replacement parts that are purchased separately and subsequently for incorporation into the original equipment. Revenue projections used in determining contract loss provisions are based upon estimates of the quantity, pricing and timing of future product deliveries. We recognize losses on shipment to the extent that inventoriable manufacturing costs, estimated warranty costs and product performance guarantee costs exceed revenue realized. We measure the extent of progress toward completion on our long-term commercial aerospace equipment and helicopter contracts using units of delivery. In addition, we use the cost-to-cost method for development contracts in the aerospace businesses and for elevator and escalator sales, installation and modernization contracts in the commercial businesses. For long-term aftermarket contracts, we recognize revenue over the contract period in proportion to the costs expected to be incurred in performing services under the contract. Contract accounting also requires estimates of future costs over the performance period of the contract as well as an estimate of award fees and other sources of revenue.

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

INCOME TAXES. The future tax benefit arising from net deductible temporary differences and tax carryforwards is $3.0 billion at December 31, 2006 and $2.1 billion at December 31, 2005. Management believes that our earnings during the periods when the temporary differences become deductible will be sufficient to realize the related future income tax benefits. For those jurisdictions where the expiration date of tax carryforwards or the projected operating results indicate that realization is not likely, a valuation allowance is provided.

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

We have exposures related to tax filings in the ordinary course of business. We periodically assess our liabilities and contingencies for all tax years under audit based upon the latest information available. For those matters where it is probable that an adjustment will be asserted, we have recorded our best estimate of the tax liability, including related interest charges, in our Consolidated Financial Statements. See Notes 1 and 9 to the Consolidated Financial Statements for further discussion.

GOODWILL AND INTANGIBLE ASSETS. Our net investments in businesses in 2006 totaled $1.0 billion, including approximately $138 million of debt assumed. The assets and liabilities of acquired businesses are recorded under the purchase method of accounting at their estimated fair values at the dates of acquisition. Goodwill represents costs in excess of fair values assigned to the underlying net assets of acquired businesses. We have recorded goodwill of $14.1 billion at December 31, 2006 and $13.0 billion at December 31, 2005.

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

PRODUCT PERFORMANCE. We extend performance and operating cost guarantees beyond our normal service and warranty policies for extended periods on some of our products, particularly commercial aircraft engines. Liability under such guarantees is based upon future product performance and durability. In addition, we incur discretionary costs to service our products in connection with product performance issues. We accrue for such costs that are probable and can be reasonably estimated. The costs associated with these product performance and operating cost guarantees require estimates over the full terms of the agreements, and require management to consider factors such as the extent of future maintenance requirements and the future cost of material and labor to perform the services. These cost estimates are largely based upon historical experience. See Note 13 to the Consolidated Financial Statements for further discussion.

CONTRACTING WITH THE U.S. GOVERNMENT. Our contracts with the U.S. government are subject to government oversight and audit. Like many defense contractors, we have received audit reports, which recommend that certain contract prices should be reduced to comply with various government regulations. Some of these audit reports have involved substantial amounts. We have made voluntary refunds in those cases we believe appropriate. In addition, we accrue for liabilities associated with those government contracting matters that are probable and can be reasonably estimated. The inherent uncertainty related to the outcome of these matters can result in amounts materially different from any provisions made with respect to their resolution. See Note 14 to the Consolidated Financial Statements for further discussion. We recorded sales to the U.S. government of $6.4 billion in 2006 and $5.8 billion in 2005.

EMPLOYEE BENEFIT PLANS. We sponsor domestic and foreign defined benefit pension and other postretirement plans. Major assumptions used in the accounting for these employee benefit plans include the discount rate, expected return on plan assets, rate of increase in employee compensation levels, and health care cost increase projections. Assumptions are determined based on company data and appropriate market indicators, and are evaluated each year as of the plans’ measurement date. A change in any of these assumptions would have an effect on net periodic pension and postretirement benefit costs reported in the Consolidated Financial Statements.

The weighted-average discount rate used to measure pension liabilities and costs is set by reference to published high-quality bond indices. However, these indices give only an indication of the appropriate discount rate because the cash flows of the bonds comprising the indices do not match the projected benefit payment stream of the plan precisely. For this reason, we also consider the individual characteristics of the plan, such as projected cash flow patterns and payment durations, when setting the discount rate. Market interest rates were essentially flat in 2006 as compared with 2005 and, as a result, the weighted-average discount rate used to measure pension liabilities and costs essentially remained flat at 5.4%. Pension expense in 2007 is expected to decline as the amortization of prior investment losses begins to be replaced with the amortization of prior investment gains. See Note 10 to the Consolidated Financial Statements for further discussion.

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

A summary of our consolidated contractual obligations and commitments as of December 31, 2006 is as follows:

		Payments Due by Period
(in millions of dollars)	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Long-term debt *	$7,074	$37	$998	$1,639	$4,400
Operating leases	1,382	372	504	256	250
Purchase obligations	11,388	6,558	3,059	807	964
Other long-term liabilities	3,450	774	814	673	1,189

Total contractual obligations	$23,294	$7,741	$5,375	$3,375	$6,803

*	Principal only; excludes associated interest payments

Purchase obligations include amounts committed under legally enforceable contracts or purchase orders for goods and services with defined terms as to price, quantity, delivery and termination liability. Approximately 23% of the purchase obligations disclosed above represent purchase orders for products to be delivered under firm contracts with the U.S. government for which we have full recourse under normal contract termination clauses.

Other long-term liabilities primarily include those amounts on our December 31, 2006 balance sheet representing obligations under product service and warranty policies, performance and operating cost guarantees, estimated environmental remediation costs and payments under employee benefit programs. The timing of expected cash flows associated with these obligations is based upon management’s estimates over the terms of these agreements and is largely based upon historical experience.

Commercial Commitments

		Amount of Commitment Expiration per Period
(in millions of dollars)	Committed	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Commercial aerospace financing and rental commitments	$1,126	$446	$436	$43	$201
IAE financing arrangements	1,208	291	586	97	234
Unconsolidated subsidiary debt guarantees	191	81	20	36	54
Commercial aerospace financing arrangements	194	37	23	32	102
Commercial customer financing arrangements	123	123	—	—	—
Performance guarantees	73	—	59	14	—

Total commercial commitments	$2,915	$978	$1,124	$222	$591

Refer to Notes 4, 8, 13 and 14 to the Consolidated Financial Statements for additional discussion on contractual and commercial commitments.

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

We have evaluated our exposure to changes in foreign currency exchange rates, interest rates and commodity prices in our market risk sensitive instruments, which are primarily cash, debt and derivative instruments, using a value at risk analysis. Based on a 95% confidence level and a one-day holding period, at December 31, 2006, the potential loss in fair value on our market risk sensitive instruments was not material in relation to our financial position, results of operations or cash flows. Our calculated value at risk exposure represents an estimate of reasonably possible net losses based on volatilities and correlations and is not necessarily indicative of actual results. Refer to Notes 1, 8 and 12 to the Consolidated Financial Statements for additional discussion of foreign currency exchange, interest rates and financial instruments.

FOREIGN CURRENCY EXPOSURES. We have a large volume of foreign currency exposures that result from our international sales, purchases, investments, borrowings and other international transactions. International segment revenues, including U.S. export sales, averaged approximately $26 billion over the last three years. We actively manage foreign currency exposures that are associated with committed foreign currency purchases and sales and other assets and liabilities created in the normal course of business at the operating unit level. Exposures that cannot be naturally offset within an operating unit to an insignificant amount are hedged with foreign currency derivatives. We also have a significant amount of foreign currency net asset exposures. Currently, we do not hold any derivative contracts that hedge our foreign currency net asset exposures but may consider such strategies in the future.

INTEREST RATE EXPOSURES. Our long-term debt portfolio consists mostly of fixed-rate instruments. From time-to-time, we may hedge to floating rates using interest rate swaps. The hedges are designated as fair value hedges and the gains and losses on the swaps are reported in interest expense, reflecting that portion of interest expense at a variable rate. We issue commercial paper, which exposes us to changes in interest rates.

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

We have identified approximately 556 locations, mostly in the United States, at which we may have some liability for remediating contamination. We do not believe that any individual location’s exposure will have a material effect on our results of operations. Sites in the investigation, remediation or operation and maintenance stage represent approximately 93% of our accrued environmental liability.

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

At December 31, 2006, we had $539 million reserved for environmental remediation. Cash outflows for environmental remediation were $79 million in 2006, $43 million in 2005 and $49 million in 2004. We estimate that ongoing environmental remediation expenditures in each of the next two years will approximate $75 million.

Government Matters

As described in the “Critical Accounting Estimates – Contracting with the U.S. government,” our contracts with the U.S. government are subject to audits. Such audits may recommend that certain contract prices should be reduced to comply with various government regulations. We are also the subject of one or more investigations and legal proceedings initiated by the U.S. government with respect to government contract matters.

As previously disclosed and described in Note 14 to the Consolidated Financial Statements, we were in litigation with the Department of Defense (DoD) as to whether Pratt & Whitney’s government cost accounting practices for engine parts produced by foreign companies under commercial collaboration programs since 1984 were acceptable. In 2001, the U.S. Armed Services Board of Contract Appeals (ASBCA) ruled in our favor, but the U.S. Court of Appeals for the Federal Circuit reversed in 2003 and remanded the case to the ASBCA to determine the appropriate accounting. The U.S. Supreme Court declined to review that decision. In November 2003, the DoD supplemented its claim to add damages and interest for the period after 1996, bringing the DoD’s claim to approximately $367 million in damages through 2002 and approximately $388 million in interest through 2001. Our appeal of this supplemental claim was consolidated with the original matter. On June 5, 2006, we entered into an agreement with the DoD to pay $283 million in settlement of this litigation and paid the entire settlement amount in July 2006.

In addition and as previously disclosed, the U.S. Department of Justice (DoJ) sued us in 1999 under the civil False Claims Act and other theories related to the “Fighter Engine Competition” between Pratt & Whitney’s F100 engine and GE’s F110 engine. The DoJ alleges that the government overpaid for engines because Pratt & Whitney inflated certain costs and withheld data. The government claims damages of $624 million. We believe this estimate is substantially overstated, deny any liability and are vigorously defending the matter. Trial of this matter was completed in December 2004, and a decision is pending. This matter is described in Note 14 to the Consolidated Financial Statements. Should the U.S. government ultimately prevail with respect to the foregoing government contracting matter, the outcome could result in a material effect on our results of operations in the period in which a liability would be recognized or cash flows for the period in which damages would be paid. However, we believe that the resolution of this matter will not have a material adverse effect on our results of operations, competitive position, cash flows or financial condition.

As previously reported, the European Commission’s Competition Directorate (EU Commission) conducted inspections in early 2004 at offices of our Otis subsidiary in Berlin, Brussels, Luxembourg and Paris relating to an investigation of possible unlawful collusive arrangements involving the European elevator and escalator industry. Based on the result of our own internal investigation, we believe that some Otis employees engaged in activities at a local level in Belgium,

Luxembourg, the Netherlands and Germany in violation of Otis and UTC policies and European competition law. On October 13, 2005, we received a Statement of Objections (SO) from the EU Commission relating to this investigation. The SO, an administrative complaint, alleges infringements of EU competition rules by certain elevator companies, including Otis, in Belgium, Luxembourg, the Netherlands and Germany. We responded to the SO on February 21, 2006 and have cooperated fully with the EU Commission. We expect the EU Commission to issue a decision in the near term, but cannot reasonably estimate the range of civil fines to which we or Otis would likely be subject. The aggregate amount of such fines could be material to our operating results for the period in which the liability would be recognized or cash flows for the period in which the fines would be paid. We do not believe that any such fines would have a material adverse effect on our financial condition, or that resolution of this matter would have a material adverse effect on Otis’ competitive position.

Since the EU Commission’s investigation became public, class action lawsuits were filed in various federal district courts in the United States alleging that we, Otis and other elevator manufacturers engaged in violations of Sections 1 and 2 of the Sherman Act. Those lawsuits were transferred to and consolidated in the U.S. District Court for the Southern District of New York. On June 6, 2006, the district court judge granted our motion to dismiss without leave to replead. On June 30, 2006, the plaintiffs appealed this decision to the U.S. Court of Appeals for the Second Circuit. We expect a decision in the second or third quarter of 2007. We continue to believe that this litigation is without merit.

Additional discussion of our environmental, U.S. Government contract matters, product performance and other contingent liabilities is included in “Critical Accounting Estimates” and Notes 1, 13 and 14 to the Consolidated Financial Statements. For additional discussion of our legal proceedings, see Item 3, “Legal Proceedings,” in our 2006 Form 10-K.

New Accounting Pronouncements

In September 2005, the Financial Accounting Standards Board (FASB) issued a Proposed Statement of Financial Accounting Standards which amends FASB Statement No. 128, “Earnings per Share”. The proposed statement is intended to clarify guidance on the computation of earnings per share for certain items such as mandatorily convertible instruments, the treasury stock method, and contingently issuable shares. We have evaluated the proposed statement as presently drafted and have determined that if adopted in its current form it would not have a significant impact on the computation of our earnings per share.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements” which is effective for fiscal years beginning after November 15, 2007 and for interim periods within those years. This statement defines fair value, establishes a framework for measuring fair value and expands the related disclosure requirements. We have evaluated the new statement and have determined that it will not have a significant impact on the determination or reporting of our financial results.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106 and 132(R)” (SFAS 158). This statement requires balance sheet recognition of the overfunded or underfunded status of pension and postretirement benefit plans. Under SFAS 158, actuarial gains and losses, prior service costs or credits, and any remaining transition assets or obligations that have not been recognized under previous accounting standards must be recognized in Accumulated Other Non-Shareowners’ Changes in Equity, net of tax effects, until they are amortized as a component of net periodic benefit cost. In addition, the measurement date (the date at which plan assets and the benefit obligation are measured) is required to be the Company’s fiscal year end. Presently, we use a November 30 measurement date for a majority of our pension and postretirement benefit plans. We adopted the recognition provisions of SFAS 158 effective December 31, 2006, except for the measurement date provisions, which are not effective until fiscal years ending after December 15, 2008. However, we have early-adopted the measurement date provisions effective January 1, 2007. The non-cash effect of the adoption resulted in a decrease to total assets of approximately $2.4 billion, an increase to total liabilities of approximately $549 million and a reduction to total shareowners’ equity of approximately $1.8 billion, net of tax. The adoption of SFAS 158 did not affect our results of operations.

In June 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109” which is effective for fiscal years beginning after December 15, 2006. This interpretation was issued to clarify the accounting for uncertainty in income taxes recognized in the financial statements by prescribing a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. We are evaluating our tax positions and anticipate that the Interpretation will not have a significant impact on our results of operations.

Cautionary Note Concerning Factors That May Affect Future Results

This annual report contains statements which, to the extent they are not statements of historical or present fact, constitute “forward-looking statements” under the securities laws. From time to time, oral or written forward-looking statements may also be included in other materials released to the public. These forward-looking statements are intended to provide management’s current expectations or plans for our future operating and financial performance, based on assumptions currently believed to be valid. Forward-looking statements can be identified by the use of words such as “believe,” “expect,” “plans,” “strategy,” “prospects,” “estimate,” “project,” “target,” “anticipate” and other words of similar meaning in connection with a discussion of future operating or financial performance. These include, among others, statements relating to:

•	Future earnings and other measures of financial performance

•	Future cash flow and uses of cash

•	The effect of economic downturns or growth in particular regions

•	The effect of changes in the level of activity in particular industries or markets

•	The availability and cost of materials, components, services and supplies

•	The scope, nature or impact of acquisition activity and integration into our businesses

•	The development, production and support of advanced technologies and new products and services

•	New business opportunities

•	Restructuring costs and savings

•	The effective negotiation of collective bargaining agreements

•	The outcome of contingencies

•	Future repurchases of common stock

•	Future levels of indebtedness and capital spending

•	Pension plan assumptions and future contributions

All forward-looking statements involve risks and uncertainties that may cause actual results to differ materially from those expressed or implied in the forward-looking statements. For additional information identifying factors that may cause actual results to vary materially from those stated in the forward-looking statements, see our reports on Forms 10-K, 10-Q and 8-K filed with the Securities and Exchange Commission from time to time. Our Annual Report on Form 10-K for 2006 includes important information as to these factors in the “Business” section under the headings “General”, “Description of Business by Segment” and “Other Matters Relating to our Business as a Whole” and in the “Risk Factors” and “Legal Proceedings” sections.

Management’s Report on Internal Control Over Financial Reporting

The management of UTC is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with accounting principles generally accepted in the United States of America. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Management has assessed the effectiveness of UTC’s internal control over financial reporting as of December 31, 2006. In making its assessment, management has utilized the criteria set forth by the Committee of Sponsoring Organizations (COSO) of the Treadway Commission in Internal Control – Integrated Framework. Management concluded that based on its assessment, UTC’s internal control over financial reporting was effective as of December 31, 2006. UTC management’s assessment of the effectiveness of UTC’s internal control over financial reporting, as of December 31, 2006, has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which appears on page 21.

/s/ George David
George David Chairman and Chief Executive Officer

/s/ Louis R. Chênevert
Louis R. Chênevert President and Chief Operating Officer

/s/ James E. Geisler
James E. Geisler Vice President, Finance

/s/ Gregory J. Hayes
Gregory J. Hayes Vice President, Accounting & Finance

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareowners of United Technologies Corporation:

We have completed integrated audits of United Technologies Corporation’s consolidated financial statements and of its internal control over financial reporting as of December 31, 2006 in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Consolidated financial statements

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of cash flows and of changes in shareowners’ equity present fairly, in all material respects, the financial position of United Technologies Corporation and its subsidiaries at December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Corporation’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 1 of the consolidated financial statements, the Corporation has recognized conditional asset retirement obligations to conform with the provisions of FASB Interpretation No. 47, Accounting for Conditional Asset Retirement Obligations as of December 31, 2005, and recognized the funded status of its benefit plans in accordance with the provisions of FASB Statement No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans — an amendment of FASB Statements No. 87, 88, 106, and 132(R), as of December 31, 2006.

Internal control over financial reporting

Also, in our opinion, management’s assessment, included in the accompanying Management’s Report on Internal Control Over Financial Reporting, that the Corporation maintained effective internal control over financial reporting as of December 31, 2006 based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control — Integrated Framework issued by the COSO. The Corporation’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management’s assessment and on the effectiveness of the Corporation’s internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

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

/s/ PRICEWATERHOUSECOOPERS LLP

Hartford, Connecticut

February 8, 2007

CONSOLIDATED STATEMENT OF OPERATIONS

(in millions of dollars, except per share amounts)	2006	2005	2004
Revenues
Product sales	$34,271	$30,641	$26,209
Service sales	12,847	11,637	10,491
Financing revenues and other income, net	711	447	745

	47,829	42,725	37,445

Costs and Expenses
Cost of products sold	26,089	23,320	20,404
Cost of services sold	8,651	7,615	6,838
Research and development	1,529	1,367	1,267
Selling, general and administrative	5,462	5,241	4,635

Operating Profit	6,098	5,182	4,301
Interest	606	498	363

Income before income taxes and minority interests	5,492	4,684	3,938
Income taxes	1,494	1,253	1,031
Minority interests in subsidiaries’ earnings	266	267	234

Income before cumulative effect of a change in accounting principle	3,732	3,164	2,673
Cumulative effect of a change in accounting principle, net of tax (Note 1)	—	95	—

Net Income	$3,732	$3,069	$2,673

Earnings per Share of Common Stock
Basic:
Income before cumulative effect of a change in accounting principle	$3.81	$3.19	$2.69
Cumulative effect of a change in accounting principle	$—	$0.09	$—
Net income	$3.81	$3.10	$2.69
Diluted:
Income before cumulative effect of a change in accounting principle	$3.71	$3.12	$2.64
Cumulative effect of a change in accounting principle	$—	$0.09	$—
Net income	$3.71	$3.03	$2.64

See accompanying Notes to Consolidated Financial Statements

CONSOLIDATED BALANCE SHEET

(in millions of dollars, except per share amounts— shares in thousands)	2006	2005
Assets
Cash and cash equivalents	$2,546	$2,247
Accounts receivable (net of allowance for doubtful accounts of $324 and $318)	7,679	7,240
Inventories and contracts in progress	6,657	5,659
Future income tax benefits	1,261	1,427
Other current assets	701	633

Total Current Assets	18,844	17,206
Customer financing assets	1,073	1,152
Future income tax benefits	1,690	719
Fixed assets	5,725	5,623
Goodwill	14,146	13,007
Intangible assets	3,216	3,059
Other assets	2,447	5,159

Total Assets	$47,141	$45,925

Liabilities and Shareowners’ Equity
Short-term borrowings	$857	$1,612
Accounts payable	4,263	3,820
Accrued liabilities	10,051	9,220
Long-term debt currently due	37	693

Total Current Liabilities	15,208	15,345
Long-term debt	7,037	5,935
Future pension and postretirement benefit obligations	2,926	2,813
Other long-term liabilities	3,837	4,063

Total Liabilities	29,008	28,156

Commitments and Contingent Liabilities (Notes 4 and 14)
Minority interests in subsidiary companies	836	778
Shareowners’ Equity:
Capital Stock:
Preferred Stock, $1 par value; Authorized—250,000 shares; None issued or outstanding	—	—
Common Stock, $1 par value; Authorized—4,000,000 shares; Issued 1,351,471 and 1,339,444 shares	9,622	8,793
Treasury Stock 355,771 and 325,591 common shares at cost	(9,413)	(7,418)
Retained earnings	18,754	16,051
Unearned ESOP shares	(227)	(241)
Accumulated other non-shareowners’ changes in equity:
Foreign currency translation	633	20
Minimum pension liability	—	(344)
Other	(2,072)	130

Total Accumulated Other Non-Shareowners’ Changes in Equity	(1,439)	(194)

Total Shareowners’ Equity	17,297	16,991

Total Liabilities and Shareowners’ Equity	$47,141	$45,925

See accompanying Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENT OF CASH FLOWS

(in millions of dollars)	2006	2005	2004
Operating Activities
Net income	$3,732	$3,069	$2,673
Adjustments to reconcile net income to net cash flows provided by operating activities:
Depreciation and amortization	1,033	984	978
Deferred income tax (benefit) provision	(214)	262	196
Minority interests in subsidiaries’ earnings	266	267	234
Stock compensation cost	180	153	169
Change in:
Accounts receivable	(35)	(830)	(368)
Inventories and contracts in progress	(789)	(430)	(106)
Other current assets	25	(39)	15
Accounts payable and accrued liabilities	990	862	372
Voluntary contributions to global pension plans	(190)	(663)	(906)
Other, net	(195)	699	339

Net Cash Provided by Operating Activities	4,803	4,334	3,596

Investing Activities
Capital expenditures	(954)	(929)	(795)
Increase in customer financing assets	(314)	(285)	(309)
Decrease in customer financing assets	382	215	258
Business acquisitions	(911)	(4,063)	(1,075)
Dispositions of businesses	451	308	27
Other, net	85	105	132

Net Cash Used in Investing Activities	(1,261)	(4,649)	(1,762)

Financing Activities
Issuance of long-term debt	1,109	2,373	—
Repayment of long-term debt	(825)	(504)	(535)
(Decrease) increase in short-term borrowings	(817)	237	577
Common Stock issued under employee stock plans	346	282	343
Dividends paid on Common Stock	(951)	(832)	(660)
Repurchase of Common Stock	(2,068)	(1,181)	(992)
Dividends to minority interests and other	(136)	(40)	(32)

Net Cash (Used in) Provided by Financing Activities	(3,342)	335	(1,299)

Effect of foreign exchange rate changes on Cash and cash equivalents	99	(38)	107

Net increase (decrease) in Cash and cash equivalents	299	(18)	642

Cash and cash equivalents, beginning of year	2,247	2,265	1,623

Cash and cash equivalents, end of year	$2,546	$2,247	$2,265

Supplemental Disclosure of Cash Flow Information:
Interest paid, net of amounts capitalized	$575	$509	$522
Income taxes paid, net of refunds	$1,347	$932	$758
Non-cash investing and financing activities include:
Contributions of UTC common stock of $150 and $157 in 2006 and 2005, respectively, to domestic defined benefit pension plans

See accompanying Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENT OF CHANGES IN SHAREOWNERS’ EQUITY

(in millions of dollars, except per share amounts)	Common Stock	Treasury Stock	Retained Earnings	Unearned ESOP Shares	Accumulated Other Non-Shareowners’ Changes in Equity	Non-Shareowners’ Changes in Equity for the Period
December 31, 2003	$7,407	$(5,335)	$11,953	$(273)	$(1,799)	$3,414

Common Stock issued under employee plans (15.8 million shares), including tax benefit of $141	699	15	(51)	17
Common Stock repurchased (21.8 million shares)		(992)
Dividends on Common Stock ($0.70 per share)			(660)
Dividends on ESOP Common Stock ($0.70 per share)			(35)
Non-Shareowners’ Changes in Equity:
Net income			2,673			2,673
Foreign currency translation adjustments					514	514
Minimum pension liability adjustments, net of income taxes of $46					32	32
Unrealized holding gain on marketable equity securities, net of income taxes of $57					91	91
Unrealized cash flow hedging gain, net of income taxes of $7					10	10

December 31, 2004	$8,106	$(6,312)	$13,880	$(256)	$(1,152)	$3,320

Common Stock issued under employee plans (11.2 million shares), including tax benefit of $59	592	13	(25)	15
Common Stock contributed to defined benefit pension plans (3.0 million shares)	95	62
Common Stock repurchased (22.6 million shares)		(1,181)
Dividends on Common Stock ($0.88 per share)			(832)
Dividends on ESOP Common Stock ($0.88 per share)			(41)
Non-Shareowners’ Changes in Equity:
Net income			3,069			3,069
Foreign currency translation adjustments					(190)	(190)
Minimum pension liability adjustments, net of income taxes of $711					1,205	1,205
Unrealized holding loss on marketable equity securities, including tax benefit of $32					(49)	(49)
Unrealized cash flow hedging loss, including tax benefit of $2					(8)	(8)

December 31, 2005	$8,793	$(7,418)	$16,051	$(241)	$(194)	$4,027

Common Stock issued under employee plans (12.6 million shares), including tax benefit of $101	738	14	(34)	14
Common Stock contributed to defined benefit pension plans (2.5 million shares)	91	59
Common Stock repurchased (33.3 million shares)		(2,068)
Dividends on Common Stock ($1.02 per share)			(951)
Dividends on ESOP Common Stock ($1.02 per share)			(44)
Adjustment to initially apply SFAS No. 158, including tax benefit of $1,145					(1,831)
Non-Shareowners’ Changes in Equity:
Net income			3,732			3,732
Foreign currency translation adjustments					613	613
Minimum pension liability adjustment, net of income taxes of $8					20	20
Unrealized holding gain on marketable equity securities, net of income taxes of $4					6	6
Unrealized cash flow hedging loss, including tax benefit of $28					(53)	(53)

December 31, 2006	$9,622	$(9,413)	$18,754	$(227)	$(1,439)	$4,318

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

ACCOUNTS RECEIVABLE. Current and long-term accounts receivable include retainage of $108 million and $117 million in 2006 and 2005, respectively, and unbilled receivables of $487 million and $537 million in 2006 and 2005, respectively.

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

INVENTORIES AND CONTRACTS IN PROGRESS. Inventories and contracts in progress are stated at the lower of cost or estimated realizable value and are primarily based on first-in, first-out (FIFO) or average cost methods; however, certain subsidiaries use the last-in, first-out (LIFO) method. If inventories that were valued using the LIFO method had been valued under the FIFO method, they would have been higher by $170 million and $137 million at December 31, 2006 and 2005, respectively.

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

GOODWILL AND OTHER INTANGIBLE ASSETS. Goodwill represents costs in excess of fair values assigned to the underlying net assets of acquired businesses. Goodwill and intangible assets deemed to have indefinite lives are not amortized. All other intangible assets are amortized over their estimated useful lives. Goodwill and indefinite-lived intangible assets are subject to annual impairment testing using the guidance and criteria described in Statement of Financial Accounting Standard No. 142, “Goodwill and Other Intangible Assets.” This testing compares carrying values to fair values and, when appropriate, the carrying value of these assets is reduced to fair value. During 2006, we were not required to record any impairment on goodwill or indefinite-lived intangibles.

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

Losses, if any, on contracts are provided for when anticipated. Loss provisions on original equipment contracts are recognized to the extent that estimated inventoriable manufacturing, engineering, product warranty and product performance guarantee costs exceed the projected revenue from the products contemplated under the contractual arrangement. Products contemplated under the contractual arrangement include products purchased under the contract and, in the aerospace business, required replacement parts that are purchased separately and subsequently for incorporation into the original equipment. Revenue projections used in determining contract loss provisions are based upon estimates of the quantity, pricing and timing of future product deliveries. Losses are recognized on shipment to the extent that inventoriable manufacturing costs, estimated warranty costs and product performance guarantee costs exceed revenue realized. Contract accounting requires estimates of future costs over the performance period of the contract as well as estimates of award fees and other sources of revenue. These estimates are subject to change and result in adjustments to margins on contracts in progress. The extent of progress toward completion on our long-term commercial aerospace equipment and helicopter contracts is measured using units of delivery. In addition, we use the cost-to-cost method for development contracts in the aerospace businesses and for elevator and escalator sales, installation and modernization contracts. For long-term aftermarket contracts, revenue is recognized over the contract period in proportion to the costs expected to be incurred in performing services under the contract. We review our cost estimates on significant contracts on a quarterly basis, and for others, no less frequently than annually or when circumstances change and warrant a modification to a previous estimate. Adjustments to contract loss provisions are recorded in earnings upon identification.

Service sales, representing aftermarket repair and maintenance activities, are recognized over the contractual period or as services are performed.

Revenues from engine programs under collaboration agreements are recorded as earned and the collaborator share of revenue is recorded as a reduction of revenue at that time. The collaborator share of revenues under Pratt & Whitney’s engine programs was approximately $795 million, $664 million and $583 million for 2006, 2005 and 2004, respectively. Costs associated with engine programs under collaboration agreements are expensed as incurred. The collaborator share of program costs is recorded as a reduction of the related expense item at that time.

RESEARCH AND DEVELOPMENT. Research and development costs not specifically covered by contracts and those related to the company sponsored share of research and development activity in connection with cost-sharing arrangements are charged to expense as incurred. Government research and development support, not associated with specific contracts, is recorded as a reduction to research and development expense in the period earned. Repayment, if any, is in the form of future royalties and is conditioned upon the achievement of certain financial targets.

Research and development costs incurred under contracts with customers are expensed as incurred and are reported as a component of cost of products sold. Revenue from such contracts is recognized as product sales when earned.

FOREIGN EXCHANGE AND HEDGING ACTIVITY. We conduct business in many different currencies and, accordingly, are subject to the inherent risks associated with foreign exchange rate movements. The financial position and results of operations of substantially all of our foreign subsidiaries are measured using the local currency as the functional currency. Foreign currency denominated assets and liabilities are translated into U.S. dollars at the exchange rates existing at the respective balance sheet dates, and income and expense items are translated at the average exchange rates during the respective periods. The aggregate effects of translating the balance sheets of these subsidiaries are deferred as a separate component of Shareowners’ Equity.

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

ASSET RETIREMENT OBLIGATIONS. Financial Accounting Standards Board (FASB) Interpretation No. 47, “Accounting for Conditional Asset Retirement Obligations (an interpretation of FASB Statement No. 143)” was issued in March 2005. This Interpretation provides clarification with respect to the timing of liability recognition for legal obligations associated with the retirement of tangible long-lived assets when the timing and/or method of settlement of the obligation is conditional on a future event. This Interpretation requires that the fair value of a liability for a conditional asset retirement obligation be recognized in the period in which it occurred if a reasonable estimate of fair value can be made. We have determined that conditional legal obligations exist for certain of our worldwide owned and leased facilities related primarily to building materials. We adopted this Interpretation on December 31, 2005 and recorded a non-cash transition impact of $95 million, net of taxes, which was reported as a Cumulative Effect of a Change in Accounting Principle, Net of Tax in the Statement of Operations, and a liability for conditional asset retirement obligations of approximately $160 million. As of December 31, 2006, the outstanding liability for asset retirement obligation was $188 million.

PENSION AND POSTRETIREMENT OBLIGATIONS. In September 2006, the FASB issued Statement of Financial Accounting Standards No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106 and 132(R)” (SFAS 158). This statement requires balance sheet recognition of the overfunded or underfunded status of pension and postretirement benefit plans. Under SFAS 158, actuarial gains and losses, prior service costs or credits, and any remaining transition assets or obligations that have not been recognized under previous accounting standards must be recognized in Accumulated Other Non-Shareowners’ Changes in Equity, net of tax effects, until they are amortized as a component of net periodic benefit cost. In addition, the measurement date (the date at which plan assets and the benefit obligation are measured) is required to be the company’s fiscal year end. Presently, we use a November 30 measurement date for a majority of our pension and postretirement benefit plans. SFAS 158 is effective for publicly-held companies for fiscal years ending after December 15, 2006, except for the measurement date provisions, which are effective for fiscal years ending after December 15, 2008. However, we early-adopted the measurement date provisions of SFAS 158 effective January 1, 2007. Based on the funded status of our plans as of December 31, 2006, the adoption of SFAS 158 decreased total assets by approximately $2.4 billion, decreased total liabilities by approximately $549 million and reduced total shareowners’ equity by approximately $1.8 billion, net of taxes. The adoption of SFAS 158 did not affect our results of operations.

[note 2] Business Acquisitions, Goodwill and Intangible Assets

BUSINESS ACQUISITIONS. Our investments in businesses in 2006, 2005 and 2004 totaled $1.0 billion, $4.6 billion and $1.3 billion, including debt assumed of $138 million, $520 million and $220 million, respectively.

The 2006 investments in businesses consisted principally of a number of smaller acquisitions including Red Hawk Industries by UTC Fire & Security, Page Group Ltd. by Hamilton Sundstrand and Longville Group Ltd. and Sensitech, Inc. by Carrier.

The 2005 investments in businesses included Kidde plc for $2.6 billion, Rocketdyne Power & Propulsion for approximately $700 million, Lenel Systems International, Inc. for $440 million and acquisition of the remaining minority interest in Otis LG Elevator Company for $315 million.

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

In connection with the acquisition of Kidde, we recorded $966 million of identifiable intangible assets. The Kidde trademark, valued at $132 million, was assigned an indefinite life. The amortized intangible assets and the weighted-average amortization periods are as follows: trademarks - $73 million (15 years), customer relationships - $696 million (3-32 years) and completed technology - $65 million (10 years).

Beginning in the second quarter of 2005, Kidde’s aircraft fire protection systems business was included in our Hamilton Sundstrand segment, while Kidde’s industrial fire protection and residential and commercial fire safety businesses were consolidated with Chubb creating the UTC Fire & Security segment.

Rocketdyne was acquired on August 2, 2005 for a purchase price of approximately $700 million in cash. Rocketdyne is a leader in sophisticated aerospace propulsion systems including the space shuttle main engine and engines used on the Delta rocket programs. We recorded approximately $439 million of goodwill and $87 million of intangible assets in connection with this acquisition. The addition of Rocketdyne strengthens our core space propulsion, power and exploration business by increasing product breadth and leveraging complementary technologies. The Rocketdyne business has been integrated into our existing space propulsion, space power and energy businesses within the Pratt & Whitney and Hamilton Sundstrand segments.

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

The 2004 investments in businesses include the purchase of slightly less than 20% of Kidde shares for $450 million and Carrier’s acquisition of Linde AG’s refrigeration division for $324 million, including assumed debt of $162 million.

The assets and liabilities of the acquired businesses are accounted for under the purchase method of accounting and recorded at their fair values at the dates of acquisition. The excess of the purchase price over the estimated fair values of the net assets acquired was recorded as an increase in goodwill of $646 million in 2006, $3.3 billion in 2005, and $471 million in 2004. The results of operations of acquired businesses have been included in the Consolidated Statement of Operations beginning as of the effective date of acquisition. The final purchase price allocation for acquisitions is subject to the finalization of the valuation of certain assets and liabilities, plans for consolidation of facilities and relocation of employees and other integration activities. As a result, preliminary amounts assigned to assets and liabilities will be subject to revision in future periods.

GOODWILL. The changes in the carrying amount of goodwill, by segment, are as follows:

(in millions of dollars)	Balance as of January 1, 2006	Goodwill resulting from business combinations	Foreign currency translation and other	Balance as of December 31, 2006
Otis	$1,165	$28	$112	$1,305
Carrier	2,384	166	54	2,604
UTC Fire & Security	3,920	232	278	4,430
Pratt & Whitney	928	76	(2)	1,002
Hamilton Sundstrand	4,361	113	51	4,525
Sikorsky	161	31	—	192

Total Segments	12,919	646	493	14,058
Eliminations & Other	88	—	—	88

Total	$13,007	$646	$493	$14,146

Contributing to the $1,139 million increase in goodwill during 2006, are the impacts of changes in foreign currency exchange rates and the finalization of purchase accounting, which includes approximately $100 million of Kidde restructuring costs.

INTANGIBLE ASSETS. Identifiable intangible assets are comprised of the following:

	2006		2005
(in millions of dollars)	Gross Amount	Accumulated Amortization	Gross Amount	Accumulated Amortization
Amortized:
Service portfolios	$1,304	$(507)	$1,126	$(392)
Patents and trademarks	362	(79)	315	(58)
Other, principally customer relationships	1,845	(421)	1,631	(248)

	$3,511	$(1,007)	$3,072	$(698)

Unamortized:
Trademarks and other	$712	$—	$685	$—

Amortization of intangible assets for the year ended December 31, 2006 was $250 million. Amortization of these intangible assets for 2007 through 2011 is expected to approximate $225 million per year.

[note 3] Earnings Per Share

(in millions, except per share amounts)	Income	Average Shares	Per Share Amount
December 31, 2006
Net income	$3,732
Net income – basic	3,732	980.0	$3.81
Stock awards	—	25.7

Net income – diluted	$3,732	1,005.7	$3.71

December 31, 2005
Income before cumulative effect of a change in accounting principle	$3,164	991.2	$3.19
Cumulative effect of a change in accounting principle, net	(95)	991.2	(.09)

Net income – basic	3,069	991.2	3.10

Income before cumulative effect of a change in accounting principle	3,164	991.2
Stock awards	—	23.3

Diluted - Income before cumulative effect of a change in accounting principle	3,164	1,014.5	3.12
Cumulative effect of a change in accounting principle, net	(95)	1,014.5	(.09)

Net income – diluted	$3,069	1,014.5	$3.03

December 31, 2004
Net income	$2,673
Net income - basic	2,673	992.8	$2.69
Stock awards	—	18.0

Net income - diluted	$2,673	1,010.8	$2.64

[note 4] Commercial Aerospace Industry Assets and Commitments

We have receivables and other financing assets with commercial aerospace industry customers totaling $2,437 million and $2,697 million at December 31, 2006 and 2005, respectively.

Customer financing assets related to commercial aerospace industry customers consist of products under lease of $640 million and notes and leases receivable of $351 million. The notes and leases receivable are scheduled to mature as follows: $36 million in 2007, $26 million in 2008, $10 million in 2009, $10 million in 2010, $10 million in 2011, and $259 million thereafter.

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

Our commercial aerospace financing and rental commitments as of December 31, 2006 were $1,126 million and are exercisable as follows: $446 million in 2007, $305 million in 2008, $131 million in 2009, $22 million in 2010, $21 million in 2011 and $201 million thereafter. Our financing obligations with customers are contingent upon maintenance of certain levels of financial condition by the customers.

In addition, we have residual value and other guarantees of $194 million as of December 31, 2006.

We have a 33% interest in International Aero Engines AG (IAE), an international consortium of four shareholders organized to support the V2500 commercial aircraft engine program. Our interest in IAE is accounted for under the equity method of accounting. IAE may offer customer financing in the form of guarantees, secured debt or lease financing in connection with V2500 engine sales. At December 31, 2006, IAE had financing commitments of $815 million and asset value guarantees of $45 million. Our share of IAE’s financing commitments and asset value guarantees was approximately $280 million at December 31, 2006. In addition, IAE had lease obligations under long-term noncancelable leases of approximately $348 million, on an undiscounted basis, through 2020 related to aircraft, which are subleased to customers under long-term leases. These aircraft have fair market values, which approximate the financed amounts, net of reserves. The shareholders of IAE have guaranteed IAE’s financing arrangements to the extent of their respective ownership interests. In the event of default by a shareholder on certain of these financing arrangements, the other shareholders would be proportionately responsible.

Total reserves related to receivables and financing assets, financing commitments and guarantees were $287 million at December 31, 2006 and 2005.

[note 5] Inventories and Contracts in Progress

(in millions of dollars)	2006	2005
Inventories consist of the following:
Raw material	$1,082	$1,000
Work-in-process	2,409	1,752
Finished goods	2,956	2,640
Contracts in progress	3,603	2,971

	10,050	8,363
Less:
Progress payments, secured by lien, on U.S. Government contracts	(259)	(133)
Billings on contracts in progress	(3,134)	(2,571)

	$6,657	$5,659

Raw materials, work-in-process and finished goods are net of valuation reserves of $422 million and $391 million as of December 31, 2006 and 2005, respectively.

Contracts in progress principally relate to elevator and escalator contracts and include costs of manufactured components, accumulated installation costs and estimated earnings on incomplete contracts.

Our sales contracts in many cases are long-term contracts expected to be performed over periods exceeding twelve months. At December 31, 2006 and 2005, approximately 63% and 57%, respectively, of total inventories and contracts in progress have been acquired or manufactured under such long-term contracts, a portion of which is not scheduled for delivery within the next twelve months.

[note 6] Fixed Assets

(in millions of dollars)	Estimated Useful Lives	2006	2005
Land		$344	$356
Buildings and improvements	20-40 years	4,306	4,331
Machinery, tools and equipment	3-20 years	8,561	8,060
Other, including under construction		527	581

		13,738	13,328
Accumulated depreciation		(8,013)	(7,705)

		$5,725	$5,623

Depreciation expense was $724 million in 2006, $709 million in 2005 and $793 million in 2004.

[note 7] Accrued Liabilities

(in millions of dollars)	2006	2005
Advances on sales contracts and service billings	$3,552	$2,642
Accrued salaries, wages and employee benefits	1,626	1,623
Litigation and contract matters	560	862
Service and warranty	508	478
Income taxes payable	748	545
Interest payable	228	197
Accrued property, sales and use taxes	191	169
Accrued restructuring costs	178	269
Accrued workers compensation	156	118
Other	2,304	2,317

	$10,051	$9,220

[note 8] Borrowings and Lines of Credit

Short-term borrowings consist of the following:

(in millions of dollars)	2006	2005
Domestic borrowings	$6	$5
Foreign bank borrowings	401	548
Commercial paper	450	1,059

	$857	$1,612

The weighted-average interest rates applicable to short-term borrowings outstanding at December 31, 2006 and 2005 were 5.9% and 5.2%, respectively. At December 31, 2006, approximately $1.9 billion was available under short-term lines of credit with local banks at our various domestic and international subsidiaries.

At December 31, 2006, we had credit commitments from banks totaling $2.5 billion. We had a credit commitment of $1.5 billion under a revolving credit agreement, which serves as a backup facility for the issuance of commercial paper. This revolving credit agreement was renewed in October 2006 and will expire in October 2011. In November 2006, we entered into a $1.0 billion multi-currency revolving credit agreement that is to be used for general corporate funding purposes, including acquisitions. There were no borrowings under either of these revolving credit agreements at December 31, 2006.

In May 2006, we issued $1.1 billion of long-term debt, the proceeds of which were used to repay commercial paper borrowings. We generally use our commercial paper borrowings for general corporate purposes including financing acquisitions and the repurchase of our stock. The long-term debt issued in May 2006 is comprised of two series of notes as follows:

(in millions of dollars)
Principal	Rate	Maturity
$600	6.05%	June 1, 2036
$500	LIBOR + .07%	June 1, 2009

We may redeem the notes due in 2009, in whole or in part, at any time after June 1, 2007 at a redemption price in U.S. dollars equal to 100% of the principal amount, plus interest accrued.

In April 2005, we issued $2.4 billion of long-term debt, the proceeds of which were used primarily to support the funding of the Kidde acquisition. The long-term debt is comprised of three series of notes as follows:

(in millions of dollars)
Principal	Rate	Maturity
$600	4.375%	May 1, 2010
$1,200	4.875%	May 1, 2015
$600	5.400%	May 1, 2035

Total long-term debt consists of the following:

(in millions of dollars)	Weighted- Average Interest Rate	Maturity	2006	2005
Notes and other debt denominated in:
U.S. dollars	6.1%	2007-2036	$6,947	$6,455
Foreign currency	5.7%	2007-2019	29	42
ESOP debt	7.7%	2008-2009	98	131

			7,074	6,628
Less: Long-term debt currently due			37	693

			$7,037	$5,935

Principal payments required on long-term debt for the next five years are: $37 million in 2007, $48 million in 2008, $950 million in 2009, $1,104 million in 2010, and $535 million in 2011.

At December 31, 2006, up to approximately $900 million of additional debt and equity securities could be issued under a shelf registration statement on file with the Securities and Exchange Commission.

The percentage of total debt at floating interest rates was 17% and 26% at December 31, 2006 and 2005, respectively.

[note 9] Taxes on Income

(in millions of dollars)	2006	2005	2004
Current:
United States:
Federal	$667	$230	$149
State	11	64	48
Foreign	1,030	697	638

	1,708	991	835

Future:
United States:
Federal	(82)	135	283
State	38	6	(40)
Foreign	(170)	121	(47)

	(214)	262	196

Income tax expense	$1,494	$1,253	$1,031

Attributable to items credited (charged) to equity and goodwill	$1,287	$(597)	$109

Future income taxes represent the tax effects of transactions, which are reported in different periods for tax and financial reporting purposes. These amounts consist of the tax effects of temporary differences between the tax and financial reporting balance sheets and tax carryforwards. Pursuant to SFAS 109, “Accounting for Income Taxes”, current and non-current future income tax benefits and payables within the same tax jurisdiction are generally offset for presentation in the Consolidated Balance Sheet.

The tax effects of net temporary differences and tax carryforwards which gave rise to future income tax benefits and payables at December 31, 2006 and 2005 are as follows:

(in millions of dollars)	2006	2005
Future income tax benefits:
Insurance and employee benefits	$1,279	$576
Other asset basis differences	(303)	420
Other liability basis differences	1,339	780
Tax loss carryforwards	523	444
Tax credit carryforwards	638	422
Valuation allowance	(525)	(496)

	$2,951	$2,146

Future income taxes payable:
Fixed assets	$330	$472
Other items, net	272	678

	$602	$1,150

Valuation allowances have been established primarily for tax credit, tax loss carryforwards, and certain foreign temporary differences to reduce the future income tax benefits to expected realizable amounts. Of the total valuation allowance amount of $542 million, $307 million was established in purchase accounting, relating primarily to the purchase of Chubb. Subsequently recognized tax benefits associated with a valuation allowance recorded in a business combination will be recorded as an adjustment to goodwill.

The sources of income from continuing operations before income taxes and minority interests are:

(in millions of dollars)	2006	2005	2004
United States	$2,410	$1,936	$1,808
Foreign	3,082	2,748	2,130

	$5,492	$4,684	$3,938

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

Differences between effective income tax rates and the statutory U.S. federal income tax rates are as follows:

	2006	2005	2004
Statutory U.S. federal income tax rate	35.0%	35.0%	35.0%
Tax on international activities including exports	(7.8)	(4.9)	(7.9)
Benefit of prior period foreign tax credits	—	(2.9)	—
Impact of noncore business transactions	—	(0.4)	—
Tax audit settlements	(0.6)	(1.4)	(1.9)
Other	0.6	1.4	1.0

Effective income tax rate	27.2%	26.8%	26.2%

The effective tax rate for 2006, 2005 and 2004 reflects the tax benefit associated with lower tax rates on international earnings, which we intend to permanently reinvest outside the United States.

In the normal course of business, various tax authorities examine us, including the Internal Revenue Service (IRS). The 2005 effective tax rate reflects an approximately $66 million reduction in tax expense primarily as a result of the reevaluation of our liabilities and contingencies in light of the completion and commencement of exam cycles. In 2006, a residual disputed issue related to the 1999 disposition of a business segment was settled with the Appeals Division of the IRS and was reviewed by the U.S. Congress Joint Committee on Taxation. The settlement resulted in an approximately $35 million reduction in tax expense. The 2004 effective tax rate reflects an approximately $80 million reduction in tax expense as a result of a settlement with the IRS with respect to claims and other disputed items related to the 1986 to 1993 tax years. In 2007, we expect that the IRS will complete the examination phase of the 2000 through 2003 audit and commence examination of 2004 and 2005. Although the outcome of these matters cannot currently be determined, we believe adequate provision has been made for any potential unfavorable financial statement impact.

The 2005 effective tax rate also reflects a benefit of approximately $135 million related to an amended return filed in 2005, which claimed credits for 2003 foreign taxes previously recognized as deductions. The 2005 effective tax rate further reflects a tax benefit of approximately $19 million associated with noncore business divestitures. We recognized a tax cost related to the tax gain from the sale of a Hamilton Sundstrand division and tax benefits related to tax losses from the sale of a Carrier refrigeration operation and from the sale and liquidation of a Pratt & Whitney subsidiary. The third-party sales did not result in significant pre-tax gains or losses for financial reporting purposes.

Tax credit carryforwards, principally state and federal, at December 31, 2006 were $638 million, of which $314 million expire as follows: $21 million expire from 2007–2011, $195 million from 2012–2016, and $98 million from 2017–2026.

Tax loss carryforwards, principally state and foreign, at December 31, 2006 were $2,229 million, of which $1,114 million expire as follows: $374 million from 2007-2011, $100 million from 2012-2016, and $640 million from 2017-2026.

[note 10] Employee Benefit Plans

We sponsor numerous domestic and foreign employee benefit plans, which are discussed below.

As discussed in Note 1, we have adopted the balance sheet recognition requirements of SFAS 158 on December 31, 2006 and will early adopt the measurement date requirements effective January 1, 2007.

EMPLOYEE SAVINGS PLANS. We sponsor various employee savings plans. Our contributions to employer sponsored defined contribution plans were $205 million, $165 million and $145 million for 2006, 2005 and 2004, respectively.

Our non-union domestic employee savings plan uses an Employee Stock Ownership Plan (ESOP) for employer contributions. External borrowings, guaranteed by us and reported as debt in the Consolidated Balance Sheet, were used by the ESOP to fund a portion of its purchase of ESOP Convertible Preferred Stock (ESOP Preferred Stock) from us. On November 6, 2003, the Trustee and we effected the conversion of all 10.6 million outstanding shares of ESOP Preferred Stock into 85 million shares of common stock. At the time of the conversion, each share of ESOP Preferred Stock was convertible into four shares of common stock, had a guaranteed minimum value of $65, a $4.80 annual dividend and was redeemable by us at any time for $65 per share. Because of its guaranteed value, the ESOP Preferred Stock was classified outside of Shareowners’ Equity. In the December 31, 2003 balance sheet, common stock held by the ESOP and committed to employees is classified as permanent equity because it no longer has a guaranteed value. Common stock held by the ESOP is included in the average number of common shares outstanding for both basic and diluted earnings per share.

Shares of common stock are allocated to employees’ ESOP accounts at fair value on the date earned. Cash dividends on common stock held by the ESOP are used for debt service payments. Participants receive additional shares in lieu of cash dividends. As ESOP debt service payments are made, common stock is released from an unreleased shares account. ESOP debt may be prepaid or re-amortized to either increase or decrease the number of shares released so that the value of released shares equals the value of plan benefit. We may also, at our option, contribute additional common stock or cash to the ESOP. At December 31, 2006, 42.8 million common shares had been allocated to employees, leaving 27.8 million unallocated common shares in the ESOP Trust, with an approximate fair value of $1.7 billion.

PENSION PLANS. We sponsor both funded and unfunded domestic and foreign defined benefit pension plans that cover the majority of our employees.

We use a November 30 measurement date for a majority of our pension plans.

(in millions of dollars)	2006	2005
Change in Benefit Obligation:
Beginning balance	$20,937		$18,811
Service cost	432		389
Interest cost	1,128		1,101
Actuarial loss	103		1,238
Total benefits paid	(1,055)		(1,059)
Net settlement and curtailment gain	(51)		(44)
Acquisitions	2		746
Other	452		(245)

Ending balance	$21,948		$20,937

Change in Plan Assets:
Beginning balance	$18,131		$15,672
Actual return on plan assets	2,763		2,090
Employer contributions	508		865
Benefits paid from plan assets	(1,032)		(992)
Acquisitions	—		665
Other	223		(169)

Ending balance	$20,593		$18,131

Funded status	$(1,355)		$(2,806)
Unrecognized net actuarial loss	*		4,793
Unrecognized prior service cost	*		242
Unrecognized net transition obligation	*		14
Post-measurement date contributions	174		243

Net amount recognized	$(1,181)		$2,486

Amounts Recognized in the Consolidated Balance Sheet Consist of:
Noncurrent assets	$641	$	*
Current liability	(23)		*
Noncurrent liability	(1,799)		*
Prepaid benefit cost	*		3,152
Accrued benefit cost	*		(1,275)
Intangible assets	*		65
Accumulated other non-shareowners’ changes in equity	*		544

Net amount recognized	$(1,181)		$2,486

Amounts Recognized in Accumulated Other Comprehensive Income Consist of:
Net actuarial loss	$3,253	$	*
Prior service cost	247		*
Transition obligation	14		*

Net amount recognized	$3,514	$	*

*	Not applicable due to change in accounting standard.

The amounts included in Other in the preceding table reflect the impact of foreign exchange translation, primarily for plans in England and Canada, and amendments to certain domestic plans.

Qualified domestic pension plan benefits comprise approximately 72% of the projected benefit obligation. Benefits for union employees are generally based on a stated amount for each year of service. For non-union employees, benefits are generally based on an employee’s years of service and compensation near retirement. A cash balance formula was adopted in 2003 for newly hired non-union employees and for other non-union employees who made a one-time voluntary election to have future benefit accruals determined under this formula. Certain foreign plans, which comprise approximately 26% of the projected benefit obligation, are considered defined benefit plans for accounting purposes. Nonqualified domestic pension plans provide supplementary retirement benefits to certain employees and are not a material component of the projected benefit obligation.

During 2006 and 2005, we voluntarily contributed cash of $190 million and $663 million, respectively, to our defined benefit pension plans. We also contributed $150 million and $157 million of common stock to our defined benefit pension plans in 2006 and 2005, respectively. The decrease in our minimum pension liability included in comprehensive income, net of tax, was $20 million and $1,205 million in 2006 and 2005, respectively.

Information for pension plans with accumulated benefit obligation in excess of plan assets:

(in millions of dollars)	2006	2005
Projected benefit obligation	$6,002	$5,664
Accumulated benefit obligation	5,210	4,863
Fair value of plan assets	4,292	3,653

The accumulated benefit obligation for all defined benefit pension plans was $19.9 billion and $18.9 billion at December 31, 2006 and 2005, respectively.

The components of the Net Periodic Benefit Cost are as follows:

(in millions of dollars)	2006	2005	2004
Pension Benefits:
Service cost	$432	$389	$347
Interest cost	1,128	1,101	1,032
Expected return on plan assets	(1,413)	(1,349)	(1,261)
Amortization of prior service cost	36	31	27
Amortization of unrecognized net transition obligation	1	2	3
Recognized actuarial net loss	325	240	145
Net settlement and curtailment loss	10	3	53

Net periodic pension benefit cost – employer	$519	$417	$346

The estimated amount that will be amortized from accumulated other comprehensive income into Net Periodic Benefit Cost in 2007 is as follows:

(in millions of dollars)
Net actuarial loss	$301
Prior service cost	37
Transition obligation	1

$339

Contributions to multiemployer plans were $132 million, $126 million and $123 million for 2006, 2005 and 2004, respectively.

Major assumptions used in determining the benefit obligation and net cost for pension plans are presented in the following table as weighted-averages:

	Benefit Obligation		Net Cost
	2006	2005	2006	2005	2004
Discount rate	5.4%	5.5%	5.5%	5.9%	6.1%
Salary scale	4.0%	4.0%	4.0%	4.0%	4.0%
Expected return on plan assets	—	—	8.3%	8.4%	8.3%

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

The allocation of pension plan assets is as follows:

	Target Allocation	Percentage of Plan Assets
Asset Category	2007	2006	2005
Equity securities	62% - 71%	65%	71%
Debt securities	12% - 22%	18%	21%
Real estate	1% - 9%	5%	4%
Other	5% - 15%	12%	4%

		100%	100%

Our common stock represents approximately 3% and 4% of total plan assets at December 31, 2006 and 2005, respectively. Assets are rebalanced to the target asset allocation at least once per calendar quarter.

Estimated Future Contributions and Benefit Payments

We expect to make voluntary contributions of up to $250 million to our defined benefit pension plans in 2007. Contributions do not reflect benefits to be paid directly from corporate assets.

Benefit payments, including amounts to be paid from corporate assets, and reflecting expected future service, as appropriate, are expected to be paid as follows: $1,093 million in 2007, $1,124 million in 2008, $1,162 million in 2009, $1,201 million in 2010, $1,241 million in 2011, and $6,888 million from 2012 through 2016.

POSTRETIREMENT BENEFIT PLANS. We sponsor a number of postretirement benefit plans that provide health and life benefits to eligible retirees. Such benefits are provided primarily from domestic plans, which comprise approximately 86% of the benefit obligation. The postretirement plans are primarily unfunded. The allocation of assets in funded plans is approximately 31% equity and 69% fixed income.

We use a November 30 measurement date for a majority of our postretirement benefit plans.

(in millions of dollars)	2006	2005
Change in Benefit Obligation:
Beginning balance	$1,079		$1,001
Service cost	8		7
Interest cost	57		59
Actuarial loss	15		17
Total benefits paid	(81)		(102)
Net settlement and curtailment loss	—		7
Acquisitions	—		91
Other	(4)		(1)

Ending balance	$1,074		$1,079

Change in Plan Assets:
Beginning balance	$58		$59
Actual return on plan assets	13		4
Employer contributions	3		7
Benefits paid from plan assets	(12)		(9)
Other	3		(3)

Ending balance	$65		$58

Funded status	$(1,009)		$(1,021)
Unrecognized net actuarial gain	*		(25)
Unrecognized prior service cost	*		(28)
Postmeasurement date contributions	15		10

Net amount recognized	$(994)		$(1,064)

Amounts Recognized in the Consolidated Balance Sheet Consist of:
Current liability	$(67)	$	*
Noncurrent liability	(927)		(1,064)

	$(994)		$(1,064)

Amounts Recognized in the Accumulated Other Comprehensive Income Consist of:
Net actuarial gain	$(26)	$	*
Prior service cost	(14)		*

	$(40)	$	*

*	Not applicable due to change in accounting standard.

(in millions of dollars)	2006	2005	2004
Components of Net Periodic Benefit Cost:
Other Postretirement Benefits:
Service cost	$8	$7	$7
Interest cost	57	59	61
Expected return on plan assets	(4)	(4)	(4)
Amortization of prior service cost	(26)	(26)	(23)
Net settlement and curtailment gain	(1)	(8)	(5)

Net periodic other postretirement benefit cost	$34	$28	$36

The estimated amounts that will be amortized from accumulated other comprehensive income into Net Periodic Benefit Cost in 2007 include net actuarial losses of $1 million and prior service credits of $9 million.

Major assumptions used in determining the benefit obligation and net cost for postretirement plans are presented in the following table as weighted-averages:

	Benefit Obligation		Net Cost
	2006	2005	2006	2005	2004
Discount rate	5.6%	5.5%	5.5%	6.0%	6.3%
Expected return on plan assets	—	—	6.0%	7.4%	7.5%

Assumed health care cost trend rates are as follows:

	2006	2005
Health care cost trend rate assumed for next year	9.5%	10%
Rate that the cost trend rate gradually declines to	5%	5%
Year that the rate reaches the rate it is assumed to remain at	2016	2016

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

	2006 One-Percentage- Point
(in millions of dollars)	Increase	Decrease
Effect on total service and interest cost	$3	$(2)
Effect on postretirement benefit obligation	$43	$(41)

Estimated Future Benefit Payments

Benefit payments, including net amounts to be paid from corporate assets, and reflecting expected future service, as appropriate, are expected to be paid as follows: $82 million in 2007, $80 million in 2008, $79 million in 2009, $79 million in 2010, $76 million in 2011, and $343 million from 2012 through 2016.

STOCK-BASED COMPENSATION. We have long-term incentive plans authorizing various types of market and performance-based incentive awards that may be granted to officers and employees. Prior to April 13, 2005, our long-term incentive plan provided for the annual grant of awards in an amount not to exceed 2% of the aggregate number of shares of outstanding common stock, treasury shares and potential common stock (as determined by us in the calculation of earnings per share on a diluted basis) for the preceding year. Under the 2005 Long Term Incentive Plan (LTIP), which was approved by shareowners at our annual meeting of shareowners and became effective on April 13, 2005, a maximum of 38 million shares of common stock may be awarded and the LTIP does not contain an annual award limit. We expect that the shares awarded on an annual basis will range from 1% to 1.5% of shares outstanding. The 2005 LTIP will expire after all shares have been awarded or April 30, 2010, whichever is sooner. Upon the approval of the 2005 LTIP on April 13, 2005, we may not grant any new awards under previously existing equity compensation plans. Under all long-term incentive plans, the exercise price of awards is set on the grant date and may not be less than the fair market value per share on that date. Generally, awards have a term of ten years and a minimum three-year vesting schedule. In the event of retirement, awards held for more than one year shall immediately become vested and exercisable. Additionally, under the 2005 LTIP, awards with performance-based vesting will also generally be subject to a three-year performance measurement period. In the event of retirement before completion of the three-year performance measurement period, awards may remain eligible to vest. We have historically repurchased shares in an amount at least equal to the number of shares issued under our equity compensation arrangements and expect to continue this policy.

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

For the years ended December 31, 2006, 2005 and 2004, $180 million, $153 million and $169 million, respectively, of compensation cost was recognized in operating results. The associated future income tax benefit recognized was $58 million, $49 million and $54 million for the years ended December 31, 2006, 2005 and 2004, respectively.

For the years ended December 31, 2006, 2005 and 2004, the amount of cash received from the exercise of stock options was $346 million, $282 million and $343 million, respectively, with an associated tax benefit realized of $137 million, $90 million and $147 million, respectively. Also, in accordance with SFAS No. 123(R), for the years ended December 31, 2006, 2005 and 2004, $101 million, $61 million and $103 million, respectively, of certain tax benefits have been reported as operating cash outflows with corresponding cash inflows from financing activities.

At December 31, 2006, there was $115 million of total unrecognized compensation cost related to non-vested equity awards granted under long-term incentive plans. This cost is expected to be recognized ratably over a weighted-average period of 1.3 years.

A summary of the transactions under all long-term incentive plans for the three years ended December 31, 2006 follows:

(shares and units in thousands)	Stock Options		Stock Appreciation Rights		Performance Share Units		Other Incentive Shares /Units
	Shares	Average Price*	Shares	Average Price**	Units	Average Price**
Outstanding at:
December 31, 2003	90,180	$28.78	—	—	—	—	644
Granted	16,148	46.68	—	—	—	—	774
Exercised/earned	(16,944)	22.05	—	—	—	—	(218)
Cancelled	(1,906)	34.53	—	—	—	—	(498)

December 31, 2004	87,478	$33.26	—	—	—	—	702
Granted	11,464	51.30	—	—	—	—	128
Exercised/earned	(11,549)	26.75	—	—	—	—	(216)
Cancelled	(1,607)	42.36	—	—	—	—	(28)

December 31, 2005	85,786	$36.37	—	—	—	—	586
Granted	220	56.46	7,110	$56.78	1,185	$56.53	234
Exercised/earned	(13,069)	28.47	—	—	—	—	(234)
Cancelled	(961)	47.76	(250)	56.78	(44)	56.53	(37)

December 31, 2006	71,976	$37.71	6,860	$56.78	1,141	$56.53	549

*	weighted-average exercise price
**	weighted-average grant stock price

The weighted-average grant date fair value of stock options and stock appreciation rights granted during 2006, 2005 and 2004 was $15.84, $14.03 and $15.44, respectively. The weighted-average grant date fair value of performance share units, which vest upon achieving certain performance metrics, granted during 2006 was $63.96. There were no similar equity awards prior to 2006. The total fair value of options vested during the years ended December 31, 2006, 2005 and 2004 was $121 million, $208 million and $185 million, respectively. The total intrinsic value (which is the amount by which the stock price exceeded the exercise price of the options on the date of exercise) of options exercised during the years ended December 31, 2006, 2005 and 2004 was $443 million, $298 million and $397 million, respectively.

The following table summarizes information about stock options outstanding that are expected to vest and stock options outstanding that are exercisable at December 31, 2006:

(shares in thousands, aggregate intrinsic value in millions)

Equity Awards Outstanding Expected to Vest				Equity Awards Outstanding That Are Exercisable
Shares	Average Price*	Aggregate Intrinsic Value	Remaining Term**	Shares	Average Price*	Aggregate Intrinsic Value	Remaining Term**
80,080	$38.63	$1,913	5.7	48,473	$32.21	$1,469	4.2
*	weighted-average exercise price per share
**	weighted-average contractual remaining term in years

As of January 1, 2005, the fair value of each option award is estimated on the date of grant using a binomial lattice model. Prior to January 1, 2005, the fair value of each option award was estimated on the grant date using a Black-Scholes valuation model. The following table indicates the assumptions used in estimating fair value for the years ended

December 31, 2006, 2005 and 2004. Because lattice-based options models incorporate ranges of assumptions for inputs, those ranges are as follows:

	2006 (Binomial Lattice)	2005 (Binomial Lattice)	2004 (Black-Scholes)
Expected volatility	21%	20% to 23%	38%
Weighted-average volatility	21%	22%	n/a
Expected term (in years)	7.6 to 7.9	7.4 to 8.5	5
Expected dividends	1.7%	1.5%	1.5%
Risk-free rate	4.0% to 4.4%	2.0% to 4.3%	3.1%

Expected volatilities are based on the returns of our stock, including its historical volatility for the Black-Scholes valuation model and implied volatilities from traded options on our stock for the binomial lattice model. We use historical data to estimate equity award exercise and employee termination behavior within the valuation model. Separate employee groups and equity award characteristics are considered separately for valuation purposes. The expected term represents an estimate of the period of time equity awards are expected to remain outstanding. The range provided in the above table represents expected behavior for certain groups of employees who have historically exhibited different behavior. The risk-free rate is based on the term structure of interest rates at the time of equity award grant.

[note 11] Restructuring

During 2006, we recorded net pre-tax restructuring and related charges totaling $288 million for new and ongoing restructuring actions. We recorded charges in the segments as follows: Otis $46 million, Carrier $69 million, UTC Fire & Security $44 million, Pratt & Whitney $68 million, Hamilton Sundstrand $40 million and Sikorsky $21 million. The charges include $223 million in cost of sales, $64 million in selling, general and administrative expenses and $1 million in other income. As described below, these charges relate to actions initiated during 2006 and 2005 and for certain actions initiated in the fourth quarter of 2004.

2006 Actions. During 2006, we initiated restructuring actions relating to ongoing cost reduction efforts including selling, general and administrative reductions principally at Carrier and UTC Fire & Security; workforce reductions, principally in Korea at Otis and Carrier and voluntary separations at Sikorsky; and the consolidation of manufacturing facilities. We recorded net pre-tax restructuring and related charges totaling $220 million, including $159 million in cost of sales, $60 million in selling, general and administrative expenses and $1 million in other income.

As of December 31, 2006, net workforce reductions of approximately 1,900 employees of an expected 3,800 employees have been completed, and 100,000 net square feet of facilities of an expected 500,000 net square feet have been exited. The remaining workforce and facility reduction actions are targeted for completion during 2007.

The following table summarizes the restructuring accrual balances and utilization by cost type for the 2006 programs:

(in millions of dollars)	Severance	Asset Write-downs	Facility Exit and Lease Termination Costs	Total
Net pre-tax charges	$179	$12	$29	$220
Utilization	(130)	(12)	(23)	(165)

Balance at December 31, 2006	$49	$—	$6	$55

The following table summarizes expected, incurred and remaining costs for the 2006 programs by type:

(in millions of dollars)	Severance	Asset Write-downs	Facility Exit and Lease Termination Costs	Total
Expected costs	$185	$12	$76	$273
Costs incurred during 2006	(179)	(12)	(29)	(220)

Remaining costs at December 31, 2006	$6	$—	$47	$53

The following table summarizes expected, incurred and remaining costs for the 2006 programs by segment:

(in millions of dollars)	Expected Costs	Costs Incurred during 2006	Remaining Costs at December 31, 2006
Otis	$48	$(47)	$1
Carrier	65	(61)	4
UTC Fire & Security	54	(40)	14
Pratt & Whitney	79	(46)	33
Hamilton Sundstrand	6	(5)	1
Sikorsky	21	(21)	—

Total	$273	$(220)	$53

2005 Actions. During 2006, we recorded net pre-tax restructuring and related charges in the business segments totaling $62 million for restructuring actions initiated in 2005, including $58 million in cost of sales and $4 million in selling, general and administrative expenses. The 2005 actions relate to ongoing cost reduction efforts, including global workforce reductions and the consolidation of manufacturing, sales and service facilities. The more significant actions relate to the consolidation of manufacturing operations at Hamilton Sundstrand, including the closure of a portion of Rockford manufacturing, and general overhead reduction efforts principally at Pratt & Whitney and Carrier.

As of December 31, 2006, net workforce reductions of approximately 2,200 employees of an expected 2,900 employees have been completed, and 500,000 net square feet of facilities of an expected 1.2 million square feet have been exited. The remaining facility-related cost reductions will be completed through 2008 as a result of aerospace supply chain issues.

The following table summarizes the restructuring accrual balances and utilization by cost type for the 2005 programs:

(in millions of dollars)	Severance	Asset Write-downs	Facility Exit and Lease Termination Costs	Total
Restructuring accruals at January 1, 2006	$72	$—	$7	$79
Net pre-tax charges	5	8	49	62
Utilization	(62)	(8)	(39)	(109)

Balance at December 31, 2006	$15	$—	$17	$32

The following table summarizes expected, incurred and remaining costs for the 2005 programs by type:

(in millions of dollars)	Severance	Asset Write-downs	Facility Exit and Lease Termination Costs	Total
Expected costs	$141	$38	$85	$264
Costs incurred during 2005	(134)	(30)	(15)	(179)
Costs incurred during 2006	(5)	(8)	(49)	(62)

Remaining costs at December 31, 2006	$2	$—	$21	$23

The following table summarizes expected, incurred and remaining costs for the 2005 programs by segment:

(in millions of dollars)	Expected Costs	Costs Incurred During 2005	Costs Incurred During 2006	Remaining Costs at December 31, 2006
Otis	$52	$(52)	$1	$1
Carrier	69	(63)	(6)	—
UTC Fire & Security	25	(21)	(4)	—
Pratt & Whitney	36	(9)	(22)	5
Hamilton Sundstrand	73	(25)	(31)	17
Sikorsky	3	(3)	—	—
Eliminations & Other	6	(6)	—	—

Total	$264	$(179)	$(62)	$23

2004 Actions. During 2006, we recorded net pre-tax restructuring and related charges in the business segments totaling $6 million for restructuring actions initiated in the fourth quarter of 2004, all of which were in cost of sales. The 2004 actions relate to ongoing cost reduction efforts, including workforce reductions and the consolidation of manufacturing, sales and service facilities, including Carrier’s McMinnville, Tennessee, commercial air conditioning and ventilation product manufacturing facility and Hamilton Sundstrand’s Rockford electronics manufacturing facility.

As of December 31, 2006, net workforce reductions of approximately 5,400 employees have been completed, and 5.5 million net square feet of facilities of an expected 5.6 million net square feet of facilities have been exited.

[note 12] Financial Instruments

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

The non-shareowner changes in equity associated with hedging activity for the 12 months ended December 31, 2006 and 2005 were as follows:

(in millions of dollars)	2006	2005
Balance at January 1	$57	$65
Cash flow hedging gain, net	80	42
Net gain reclassified to sales or cost of products sold	(133)	(50)

Balance at December 31	$4	$57

Of the amount recorded in Shareowners’ Equity, a $43 million pre-tax gain is expected to be reclassified into sales or cost of products sold to reflect the fixed prices obtained from hedging within the next 12 months. Gains and losses recognized in earnings related to the discontinuance or the ineffectiveness of cash flow and fair value hedges were immaterial for the years ended December 31, 2006 and 2005. At December 31, 2006, all derivative contracts accounted for as cash flow hedges mature by December 2010.

All derivative instruments are recorded on the balance sheet at fair value. At December 31, 2006 and 2005, the fair value of derivatives recorded as assets was $93 million and $150 million, respectively, and the fair value of derivatives recorded as liabilities was $98 million and $56 million, respectively. We use derivatives to hedge forecasted cash flows associated with foreign currency commitments or forecasted commodity purchases, which are accounted for as cash flow hedges. In addition, from time to time we use derivatives, such as interest rate swaps, which are accounted for as fair value hedges.

The notional amount of foreign exchange contracts hedging foreign currency transactions was $11.3 billion and $8.4 billion at December 31, 2006 and 2005, respectively. The carrying amounts and fair values of financial instruments at December 31 are as follows:

45

	2006		2005
(in millions of dollars)	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial Assets and Liabilities
Marketable equity securities	$323	$323	$283	$283
Long-term receivables	197	194	178	174
Customer financing notes receivable	347	328	502	478
Short-term borrowings	(857)	(857)	(1,612)	(1,612)
Long-term debt	(7,022)	(7,496)	(6,602)	(7,156)

The above fair values were computed based on comparable transactions, quoted market prices, discounted future cash flows or an estimate of the amount to be received or paid to terminate or settle the agreement, as applicable.

The values of marketable equity securities represent our investment in common stock that is classified as available for sale and is accounted for at fair value.

We have outstanding financing and rental commitments totaling $1,126 million at December 31, 2006. Risks associated with changes in interest rates on these commitments are mitigated by the fact that interest rates are variable during the commitment term and are set at the date of funding based on current market conditions, the fair value of the underlying collateral and the credit worthiness of the customers. As a result, the fair value of these financings is expected to equal the amounts funded. The fair value of the commitment itself is not readily determinable and is not considered significant. Additional information pertaining to these commitments is included in Note 4.

[note 13] Guarantees

We extend a variety of financial guarantees to third parties. As of December 31, 2006 and 2005 the following financial guarantees were outstanding:

	2006		2005
(in millions of dollars)	Maximum Potential Payment	Carrying Amount of Liability	Maximum Potential Payment	Carrying Amount of Liability
Credit facilities and debt obligations - unconsolidated subsidiaries (expire 2007 to 2034)	$191	$1	$148	$1
IAE’s financing arrangements (See Note 4)	1,208	15	1,186	17
Commercial aerospace financing arrangements (See Note 4)	194	37	175	40
Commercial customer financing arrangements	123	1	85	1
Performance guarantees	73	—	100	—

We also have obligations arising from sales of certain businesses and assets, including representations and warranties and related indemnities for environmental, health and safety, tax and employment matters. The maximum potential payment related to these obligations is not a specified amount as a number of the obligations do not contain financial caps. The carrying amount of liabilities related to these obligations was $171 million and $186 million at December 31, 2006 and 2005, respectively. For additional information regarding the environmental indemnifications, see Note 14.

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

We provide service and warranty policies on our products and extend performance and operating cost guarantees beyond our normal service and warranty policies on some of our products, particularly commercial aircraft engines. In addition, we incur discretionary costs to service our products in connection with product performance issues. Liability for performance and operating cost guarantees is based upon future product performance and durability, and is estimated largely based upon historical experience. Adjustments are made to accruals as claim data and historical experience warrant. The changes in the carrying amount of service and product warranties and product performance guarantees for the years ended December 31, 2006 and 2005, are as follows:

(in millions of dollars)	2006	2005
Balance as of January 1	$1,183	$1,185
Warranties and guarantees issued	533	463
Settlements made	(396)	(459)
Adjustments to provision	1	(6)

Balance as of December 31	$1,321	$1,183

[note 14] Commitments and Contingent Liabilities

LEASES. We occupy space and use certain equipment under lease arrangements. Rental commitments of $1,382 million at December 31, 2006 under long-term noncancelable operating leases are payable as follows: $372 million in 2007, $289 million in 2008, $215 million in 2009, $153 million in 2010, $103 million in 2011 and $250 million thereafter. Rent expense was $373 million in 2006, $299 million in 2005 and $321 million in 2004.

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

GOVERNMENT. We are now, and believe that in light of the current U.S. government contracting environment we will continue to be, the subject of one or more U.S. government investigations. If we or one of our business units were charged with wrongdoing as a result of any of these investigations or other government investigations (including violations of certain environmental or export laws) the U.S. government could suspend us from bidding on or receiving awards of new U.S. government contracts pending the completion of legal proceedings. If convicted or found liable, the U.S. government could fine and debar us from new U.S. government contracting for a period generally not to exceed three years. The U.S. government could void any contracts found to be tainted by fraud.

Our contracts with the U.S. government are also subject to audits. Like many defense contractors, we have received audit reports, which recommend that certain contract prices should be reduced to comply with various government regulations. Some of these audit reports involved substantial amounts. We have made voluntary refunds in those cases we believe appropriate and continue to litigate certain cases. In addition, we accrue for liabilities associated with those matters that are probable and can be reasonably estimated.

As previously disclosed, we had been in litigation with the Department of Defense (DoD) as to whether Pratt & Whitney’s government cost accounting practices for engine parts produced by foreign companies under commercial collaboration programs since 1984 were acceptable. In 2001, the U.S. Armed Services Board of Contract Appeals (ASBCA) ruled in our favor, but the U.S. Court of Appeals for the Federal Circuit reversed in 2003 and remanded the case to the ASBCA to determine the appropriate accounting. The U.S. Supreme Court declined to review that decision. In November 2003, the DoD supplemented its claim to add damages and interest for the period after 1996, bringing the DoD’s claim to approximately $367 million in damages through 2002 and approximately $388 million in interest through 2001. Our appeal of this supplemental claim was consolidated with the original matter. On June 5, 2006 we entered into an agreement with the DoD to pay $283 million in settlement of this litigation and paid the entire settlement amount in July 2006.

In addition and as previously disclosed, the U.S. Department of Justice (DoJ) sued us in 1999 under the civil False Claims Act and other theories related to the “Fighter Engine Competition” between Pratt & Whitney’s F100 engine and GE’s F110 engine. The DoJ alleges that the Government overpaid for engines because Pratt & Whitney inflated certain costs and withheld data. The Government claims damages of $624 million. We believe this estimate is substantially overstated, deny any liability and are vigorously defending the matter. Trial of this matter was completed in December 2004 and a decision is pending. Should the U.S. government ultimately prevail with respect to the foregoing government contracting matter, the outcome could result in a material effect on our results of operations in the period in which a liability would be recognized or cash flows for the period in which damages would be paid. However, we believe that the resolution of this matter will not have a material adverse effect on our results of operations, competitive position, cash flows or financial condition.

As previously reported, the European Commission’s Competition Directorate (EU Commission) conducted inspections in early 2004 at offices of our Otis subsidiary in Berlin, Brussels, Luxembourg and Paris relating to an investigation of possible unlawful collusive arrangements involving the European elevator and escalator industry. Based on the result of our own internal investigation, we believe that some Otis employees engaged in activities at a local level in Belgium, Luxembourg, the Netherlands and Germany in violation of Otis and UTC policies and European competition law. On

October 13, 2005, we received a Statement of Objections (SO) from the EU Commission relating to this investigation. The SO, an administrative complaint, alleges infringements of EU competition rules by certain elevator companies, including Otis, in Belgium, Luxembourg, the Netherlands and Germany. We responded to the SO on February 21, 2006 and have cooperated fully with the EU Commission. We expect the EU Commission to issue a decision in the near term, but cannot reasonably estimate the range of civil fines to which we or Otis would likely be subject. The aggregate amount of such fines could be material to our operating results for the period in which the liability would be recognized or cash flows for the period in which the fines would be paid. We do not believe that any such fines would have a material adverse effect on our financial condition, or that the resolution of this matter would have a material adverse effect on Otis’ competitive position.

Since the EU Commission’s investigation became public, class action lawsuits were filed in various federal district courts in the United States alleging that we, Otis and other elevator manufacturers engaged in violations of Sections 1 and 2 of the Sherman Act. Those lawsuits were transferred to and consolidated in the U.S. District Court for the Southern District of New York. On June 6, 2006, the district court judge granted our motion to dismiss without leave to replead. On June 30, 2006, the plaintiffs appealed this decision to the U.S. Court of Appeals for the Second Circuit. We expect a decision in the second or third quarter of 2007. We continue to believe this litigation is without merit.

OTHER. As described in Note 13, we extend performance and operating cost guarantees beyond our normal warranty and service policies for extended periods on some of our products. We have accrued our estimate of the liability that may result under these guarantees and for service costs, which are probable and can be reasonably estimated.

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

[note 15] Segment Financial Data

Our operations are classified in six principal segments. Our UTC Fire & Security segment was created in the second quarter of 2005 upon the acquisition of Kidde and includes our former Chubb segment and the acquired Kidde business, excluding the aircraft fire protection systems business, which is included in the Hamilton Sundstrand segment. The segments are generally determined based on the management of the businesses and on the basis of separate groups of operating companies, each with general operating autonomy over diversified products and services.

OTIS products include elevators, escalators, moving walkways and service sold to customers in the commercial and residential property industries around the world.

CARRIER products include residential, commercial and industrial heating, ventilating, air conditioning and refrigeration systems and equipment, food service equipment, building automation and controls, HVAC and refrigeration components and installation, retrofit and aftermarket services.

UTC FIRE & SECURITY products include fire and special hazard and suppression systems and fire fighting equipment, electronic security, monitoring and rapid response systems and service and security personnel for a diversified international customer base principally in the industrial, commercial and residential property sectors.

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

HAMILTON SUNDSTRAND provides aerospace and industrial products and aftermarket services for diversified industries worldwide. Aerospace products include power generation, management and distribution systems, flight systems, engine control systems, environmental control systems, fire protection and detection systems, auxiliary power units and propeller systems. Industrial products include air compressors, metering pumps and fluid handling equipment.

SIKORSKY products include military and commercial helicopters, aftermarket helicopter and aircraft parts and services.

Segment information for the years ended December 31 is as follows:

	Total Revenues			Operating Profits
(in millions of dollars)	2006	2005	2004	2006	2005	2004
Otis	$10,290	$9,575	$8,937	$1,888	$1,712	$1,413
Carrier	13,481	12,512	10,620	1,237	1,104	830
UTC Fire & Security	4,747	4,250	2,879	301	235	130
Pratt & Whitney	11,112	9,295	8,281	1,817	1,449	1,083
Hamilton Sundstrand	4,995	4,382	3,921	832	675	583
Sikorsky	3,230	2,802	2,506	173	250	200

Total segment	47,855	42,816	37,144	6,248	5,425	4,239
Eliminations & Other	(26)	(91)	301	187	81	368
General corporate expenses	—	—	—	(337)	(324)	(306)

Consolidated	$47,829	$42,725	$37,445	$6,098	$5,182	$4,301

	Total Assets			Capital Expenditures			Depreciation & Amortization
(in millions of dollars)	2006	2005	2004	2006	2005	2004	2006	2005	2004
Otis	$6,973	$6,094	$5,939	$93	$79	$79	$183	$165	$175
Carrier	10,127	9,433	9,166	148	243	176	157	169	200
UTC Fire & Security	8,518	7,595	4,974	106	79	69	176	150	95
Pratt & Whitney	9,828	9,515	7,514	335	303	244	280	255	273
Hamilton Sundstrand	9,418	8,986	7,473	142	137	134	142	149	129
Sikorsky	3,145	2,592	1,965	66	49	46	47	42	42

Total segment	48,009	44,215	37,031	890	890	748	985	930	914
Eliminations & Other	(868)	1,710	3,410	64	39	47	48	54	64

Consolidated	$47,141	$45,925	$40,441	$954	$929	$795	$1,033	$984	$978

SEGMENT REVENUES AND OPERATING PROFIT. Total revenues by segment include intersegment sales, which are generally made at prices approximating those that the selling entity is able to obtain on external sales.

Geographic Areas

	External Revenues			Operating Profits			Long-Lived Assets
(in millions of dollars)	2006	2005	2004	2006	2005	2004	2006	2005	2004
United States operations	$23,524	$20,505	$18,512	$3,067	$2,498	$1,972	$2,939	$2,882	$2,540
International operations
Europe	12,069	11,255	9,389	1,731	1,457	1,167	1,130	1,020	1,036
Asia Pacific	7,056	6,525	5,717	814	968	781	717	733	758
Other	4,809	4,137	3,288	637	502	401	698	646	558
Eliminations & Other	371	303	539	(151)	(243)	(20)	241	342	339

Consolidated	$47,829	$42,725	$37,445	$6,098	$5,182	$4,301	$5,725	$5,623	$5,231

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

Revenues from United States operations include export sales as follows:

(in millions of dollars)	2006	2005	2004
Europe	$1,448	$1,273	$1,126
Asia Pacific	1,629	1,480	1,309
Other	1,771	1,371	1,128

	$4,848	$4,124	$3,563

GEOGRAPHIC LONG-LIVED ASSETS. Long-lived assets are net fixed assets attributed to the specific geographic regions.

MAJOR CUSTOMERS. Revenues include sales under prime contracts and subcontracts to the U.S. government, primarily related to Pratt & Whitney, Hamilton Sundstrand and Sikorsky products, as follows:

(in millions of dollars)	2006	2005	2004
Pratt & Whitney	$3,652	$3,278	$2,990
Hamilton Sundstrand	934	868	761
Sikorsky	1,819	1,546	1,692
Other	40	60	62

	$6,445	$5,752	$5,505

Selected Quarterly Financial Data (Unaudited)

	2006 Quarters				2005 Quarters
(in millions of dollars, except per share amounts)	First	Second	Third	Fourth	First	Second	Third	Fourth
Sales	$10,446	$12,046	$11,972	$12,654	$9,309	$10,974	$10,823	$11,172
Gross margin	2,796	3,271	3,178	3,133	2,494	2,984	2,932	2,933
Income before cumulative effect of a change in accounting principle	768	1,103	996	865	651	971	821	721
Net income	768	1,103	996	865	651	971	821	626
Earnings per share of Common Stock:
Basic – income before cumulative effect of a change in accounting principle	$.78	$1.12	$1.02	$.89	$.66	$.98	$.83	$.73
Basic – net income	$.78	$1.12	$1.02	$.89	$.66	$.98	$.83	$.64
Diluted – income before cumulative effect of a change in accounting principle	$.76	$1.09	$.99	$.87	$.64	$.95	$.81	$.71
Diluted – net income	$.76	$1.09	$.99	$.87	$.64	$.95	$.81	$.62

Comparative Stock Data (Unaudited)

	2006			2005
Common Stock	High	Low	Dividend	High	Low	Dividend
First quarter	$59.94	$54.20	$.220	$52.35	$49.03	$.220
Second quarter	$66.39	$56.58	$.265	$54.00	$48.43	$.220
Third quarter	$64.74	$57.45	$.265	$52.60	$49.20	$.220
Fourth quarter	$67.47	$61.80	$.265	$58.89	$49.29	$.220

Our common stock is listed on the New York Stock Exchange. The high and low prices are based on the Composite Tape of the New York Stock Exchange. There were approximately 21,000 registered shareholders at December 31, 2006.

Performance Graph (Unaudited)

The following graph presents the cumulative total shareholder return for the five years ending December 31, 2006 for our common stock, as compared to the Standard & Poor’s 500 Stock Index and to the Dow Jones 30 Industrial Average. Our common stock price is a component of both indices. These figures assume that all dividends paid over the five-year period were reinvested, and that the starting value of each index and the investment in common stock was $100.00 on December 31, 2001.

	December
	2001	2002	2003	2004	2005	2006
United Technologies Corporation	$100.00	$97.28	$151.17	$167.39	$184.21	$209.37
S&P 500 Index	$100.00	$77.90	$100.25	$111.15	$116.61	$135.03
Dow Jones Industrial Average	$100.00	$84.99	$109.05	$115.11	$117.12	$139.41

Board of Directors	Permanent Committees

Louis R. Chênevert

President and Chief Operating Officer

United Technologies Corporation

(Diversified Manufacturer)

George David

Chairman and Chief Executive Officer

United Technologies Corporation

(Diversified Manufacturer)

John V. Faraci

Chairman and Chief Executive Officer

International Paper

(Paper, Packaging and Wood Products)

Jean-Pierre Garnier

Chief Executive Officer

GlaxoSmithKline plc

(Pharmaceuticals)

Jamie S. Gorelick

Partner

WilmerHale

(Law Firm)

Charles R. Lee

Retired Chairman and

Co-Chief Executive Officer

Verizon Communications

(Telecommunications)

Richard D. McCormick

Retired Chairman, President and

Chief Executive Officer

US West, Inc.

(Telecommunications)

Harold McGraw III

Chairman, President and

Chief Executive Officer

The McGraw-Hill Companies

(Global Information Services)

Richard B. Myers

General, U.S. Air Force (Ret.)

and former Chairman of the

Joint Chiefs of Staff

Frank P. Popoff

Retired Chairman and

Chief Executive Officer

The Dow Chemical Company

(Chemicals and Chemical Products)

H. Patrick Swygert

President

Howard University

(Educational Institution)

André Villeneuve

Non-Executive Chairman

Euronext.liffe

(London Futures and

Derivatives Exchange)

H.A. Wagner

Retired Chairman

Air Products and Chemicals, Inc.

(Industrial Gases and Chemicals)

Christine Todd Whitman

President

The Whitman Strategy Group

(Management Consulting Firm)

Former EPA Administrator

Former Governor of New Jersey

Audit Committee

Frank P. Popoff, Chairman

John V. Faraci

Richard D. McCormick

Richard B. Myers

H. Patrick Swygert

André Villeneuve

H.A. Wagner

Committee on Compensation

& Executive Development

H.A. Wagner, Chairman

Jean-Pierre Garnier

Charles R. Lee

Richard D. McCormick

Harold McGraw III

Frank P. Popoff

Executive Committee

George David, Chairman

Charles R. Lee

Frank P. Popoff

H.A. Wagner

Finance Committee

Charles R. Lee, Chairman

Louis R. Chênevert

George David

Jamie S. Gorelick

Harold McGraw III

Richard B. Myers

Frank P. Popoff

André Villeneuve

Committee on Nominations

and Governance

Richard D. McCormick, Chairman

John V. Faraci

Jean-Pierre Garnier

Charles R. Lee

H. Patrick Swygert

H.A. Wagner

Christine Todd Whitman

Public Issues Review Committee

Jean-Pierre Garnier, Chairman

Jamie S. Gorelick

Harold McGraw III

H. Patrick Swygert

André Villeneuve

Christine Todd Whitman

Leadership

Mario Abajo

President, South Europe

and Middle East, Otis

Paul R. Adams

Vice President, Engineering,

Pratt & Whitney

David Adler

Senior Vice President,

Worldwide Customer

Service, Sikorsky

Ted F. Amyuni

President, Refrigeration,

Carrier

Alain M. Bellemare

President,

Pratt & Whitney Canada

Richard H. Bennett, Jr.

Vice President, Environment,

Health & Safety

Todd Bluedorn

President, North and South

America, Otis

Ari Bousbib

President, Otis

J. Thomas Bowler, Jr.

Vice President, Human

Resources

William M. Brown

President, UTC Fire &

Security

William L. Bucknall, Jr.

Senior Vice President,

Human Resources and

Organization

Tony Chamberlain

President, Security Services

Australasia, UTC Fire &

Security

Louis R. Chênevert

President and Chief

Operating Officer

Jean Colpin

Director, United

Technologies

Research Center

Halsey M. Cook

President, Residential and

Light Commercial North

America, Carrier

Geraud Darnis

President, Carrier

George David

Chairman and Chief

Executive Officer

John J. Doucette

Vice President

and Chief Information Officer

Michael R. Dumais

Vice President and General

Manager, Customer Service,

Hamilton Sundstrand

Thomas E. Farmer

President, Military Engines,

Pratt & Whitney

Stephen N. Finger

President, Pratt & Whitney

James E. Geisler

Vice President, Finance

Bruno Grob

President, North and East

Europe, Otis

Gregory J. Hayes

Vice President, Accounting

and Finance

David P. Hess

President, Hamilton

Sundstrand

Darryl Hughes

President, Security Services

Europe, Middle East and

Africa, UTC Fire & Security

Todd J. Kallman

President, Commercial

Engines, Pratt & Whitney

Alison Kaufman

Senior Vice President,

Government & International

Affairs

James E. Keenan

Senior Vice President and

General Manager, Global

Service Partners, Pratt &

Whitney

Robert F. Leduc

President, Flight Systems,

Hamilton Sundstrand

Patrick L’Hostis

President, Residential

and Light Commercial

International, Carrier

Nancy T. Lintner

Vice President,

Communications

Paul W. Martin

Senior Vice President,

U.S. Government &

Advanced Development

Programs, Sikorsky

J. Michael McQuade

Senior Vice President,

Science & Technology

Didier Michaud-Daniel

President, U.K. & Central

Europe, Otis

Raymond J. Moncini

Senior Vice President,

Operations, Otis

Michael A. Monts

Vice President, Business

Practices

Larry O. Moore

Senior Vice President,

Module Centers and

Operations, Pratt & Whitney

Timothy M. Morris

President, Aerospace

Power Systems, Hamilton

Sundstrand

Stephen G. Oswald

President, Industrial,

Hamilton Sundstrand

Eric Patry

President, Fire Safety

Europe, Middle East and

Africa, UTC Fire & Security

Jeffrey P. Pino

President, Sikorsky

Jothi Purushotaman

Vice President, Operations

Thomas I. Rogan

Vice President, Treasurer

Kelly Romano

President, Building Systems

and Services, Carrier

William H. Trachsel

Senior Vice President

and General Counsel

Tobin J. Treichel

Vice President, Tax

Joseph E. Triompo

President, Engine and

Control Systems, Hamilton

Sundstrand

Debra A. Valentine

Vice President, Secretary

and Associate General

Counsel

Jan van Dokkum

President, UTC Power

Charles Vo

President, North Asia

Pacific, Otis

Randal E. Wilcox

President, South Asia

Pacific, Otis

Shareowner Information

Corporate Office

United Technologies Corporation

United Technologies Building

Hartford, Connecticut 06101

Telephone 860.728.7000

This report is made available to shareowners in advance of the annual meeting of shareowners to be held at 2:00 p.m., April 11, 2007, in New York, New York. The proxy statement will be made available to shareowners on or about February 23, 2007, at which time proxies for the meeting will be requested.

Information about UTC, including financial information, can be found at our Web site: www.utc.com

Stock Listing

New York Stock Exchange

Ticker Symbol

UTX

Transfer Agent and Registrar

Computershare Trust Company, N.A., is the transfer agent, registrar and dividend disbursing agent for UTC’s Common Stock. Questions and communications regarding transfer of stock, replacement of lost certificates, dividends and address changes, and the Direct Stock Purchase and Dividend Reinvestment Plan should be directed to:

Computershare Trust Company, N.A.

250 Royall Street

Canton, Massachusetts 02021

Telephone:

within the U.S.: 1.800.488.9281

outside the U.S.: 1.781.575.2724

Web site: www.computershare.com/investor

TDD: 1.800.952.9245

Telecommunications device for the hearing impaired.

Certifications

UTC has included as Exhibit 31 to its Annual Report on Form 10-K for fiscal year 2006 filed with the Securities and Exchange Commission certificates of its principal executive officers and principal financial officers certifying, among other things, the information contained in the Form 10-K. Annually UTC submits to the New York Stock Exchange (NYSE) a certificate of UTC’s Chief Executive Officer certifying that he was not aware of any violation by UTC of NYSE corporate governance listing standards as of the date of the certification.

Dividends

Dividends are usually paid on the 10th day of March, June, September and December.

Electronic Access

Shareowners of record may sign up at the following Web site for electronic access to future annual reports and proxy materials, rather than receiving mailed copies:

www.computershare.com/us/ecomms

Your enrollment is revocable until each year’s record date for the annual meeting. Beneficial shareowners may be able to request electronic access by contacting their broker or bank, or ADP at:

www.utc.com/investors/econsent/ics.htm

Additional Information

Shareowners may obtain a copy of the UTC Annual Report on Form 10-K for 2006 filed with the Securities and Exchange Commission by writing to:

Corporate Secretary

United Technologies Corporation

United Technologies Building

Hartford, Connecticut 06101

For additional information about UTC please contact Investor Relations at the above corporate office address, or visit our Web site at www.utc.com

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

To access the service, dial 1.800.881.1914 from any touchtone phone and follow the recorded instructions.

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