Form 10-K, Exhibit 13
period 2007-12-31
UNITED TECHNOLOGIES CORP /DE/
filed 2008-02-07
CIK 101829

Exhibit 13

FIVE-YEAR SUMMARY

(in millions, except per share amounts)	2007	2006	2005	2004	2003
For the year
Revenues	$54,759	$47,829	$42,725	$37,445	$31,034
Research and development	1,678	1,529	1,367	1,267	1,040
Income before cumulative effect of a change in accounting principle [1]	4,224	3,732	3,164	2,673	2,236
Net income	4,224	3,732	3,069	2,673	2,236
Earnings per share:
Basic:
Income before cumulative effect of a change in accounting principle [1]	4.38	3.81	3.19	2.69	2.33
Cumulative effect of a change in accounting principle [1]	—	—	(.09)	—	—
Net income	4.38	3.81	3.10	2.69	2.33
Diluted:
Income before cumulative effect of a change in accounting principle [1]	4.27	3.71	3.12	2.64	2.22
Cumulative effect of a change in accounting principle [1]	—	—	(.09)	—	—
Net income	4.27	3.71	3.03	2.64	2.22
Cash dividends per common share	1.17	1.02	.88	.70	.57
Average number of shares of Common Stock outstanding:
Basic	964	980	991	993	948
Diluted	989	1,006	1,014	1,011	1,006
Cash flow from operations	5,330	4,803	4,334	3,596	2,827
Capital expenditures	1,153	954	929	795	530
Acquisitions, including debt assumed	2,336	1,049	4,583	1,295	2,305
Share repurchase	2,001	2,068	1,181	992	401
Dividends on Common Stock [2]	1,080	951	832	660	533
At year end
Working capital	$4,602	$3,636	$1,861	$2,575	$2,069
Total assets [3]	54,575	47,141	45,925	40,441	35,674
Long-term debt, including current portion	8,063	7,074	6,628	4,271	4,632
Total debt	9,148	7,931	8,240	5,591	5,301
Debt to total capitalization [3]	30%	31%	33%	28%	31%
Shareowners’ equity [3]	21,355	17,297	16,991	14,266	11,953
Number of employees	225,600	214,500	218,200	209,700	203,300

Note 1:	During 2005, we acquired Kidde, which in conjunction with Chubb (acquired during 2003) forms the UTC Fire & Security segment.
Note 2:	During 2005, a 2-for-1 split of our common stock was effected in the form of a share dividend. All common share and per share amounts for periods prior to the split have been adjusted to reflect the split.
[1]

During 2005, we adopted the provisions of Financial Accounting Standards Board (FASB) Interpretation No. 47, “Accounting for Conditional Asset Retirement Obligations (an interpretation of FASB Statement No. 143)” (FIN 47) and Statement of Financial Accounting Standards (SFAS) 123R, “Share-Based Payment.”

[2]	Excludes dividends paid on Employee Stock Ownership Plan common stock.
[3]

During 2006, we adopted the provisions of SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of SFAS Nos. 87, 88, 106 and 132(R),” (SFAS 158) which resulted in an approximately $1.8 billion non-cash charge to equity and a $2.4 billion non-cash reduction to total assets. In addition, we early-adopted the measurement date provisions of SFAS 158 effective January 1, 2007, which increased shareowners’ equity by approximately $425 million and decreased long-term liabilities by approximately $620 million.

Management’s Discussion and Analysis

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Business Overview

We are a global provider of high technology products and services to the building systems and aerospace industries. Our operations are classified into six principal business segments: Otis, Carrier, UTC Fire & Security, Pratt & Whitney, Hamilton Sundstrand and Sikorsky. Otis, Carrier and UTC Fire & Security are collectively referred to as the “commercial businesses,” while Pratt & Whitney, Hamilton Sundstrand and Sikorsky are collectively referred to as the “aerospace businesses.” The commercial businesses generally serve customers in the worldwide commercial and residential property industries, although Carrier also serves customers in the commercial and transport refrigeration industries. The aerospace businesses serve both commercial and government aerospace customers. In addition, a portion of these businesses serve customers in the industrial markets. Our consolidated revenues were derived from the commercial and aerospace businesses as follows (revenues from Hamilton Sundstrand’s and Pratt & Whitney’s industrial markets are included in “commercial and industrial”):

	2007	2006	2005
Commercial and industrial	63%	63%	64%
Military aerospace and space	16%	16%	16%
Commercial aerospace	21%	21%	20%

	100%	100%	100%

In 2007, approximately 60% of our consolidated sales were original equipment and 40% were aftermarket parts and services, while in 2006 the amounts were 59% and 41%, respectively, and in 2005 the amounts were 58% and 42%, respectively.

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

(in millions of dollars)	2007	2006	2005	2007	2006	2005
Europe	$14,341	$12,069	$11,255	26%	25%	26%
Asia Pacific	7,991	7,056	6,525	15%	15%	15%
Other Non-U.S.	5,605	4,809	4,137	10%	10%	10%
U.S. Exports	6,228	4,848	4,124	11%	10%	10%

International segment revenues	$34,165	$28,782	$26,041	62%	60%	61%

As part of our growth strategy, we invest in businesses in certain countries, such as Argentina, Brazil, China, India, Russia and South Africa that carry high levels of currency, political and/or economic risk. At December 31, 2007, our investment in any one of these countries did not exceed 2.5% of consolidated shareowners’ equity.

Strong global economic conditions, ongoing strength in the commercial aerospace markets and positive growth in most commercial markets, with the exception of the U.S. residential market, generated strong organic growth of 9% in 2007. Organic growth levels also benefited from the absence of the labor strike that adversely affected Sikorsky’s operating results during 2006. As previously disclosed, Sikorsky’s union workforce in its Connecticut and Florida facilities were on strike for six weeks during the first quarter of 2006. This resulted in a substantial reduction in aircraft deliveries, spares and overhaul and repair volumes along with a corresponding adverse impact on operating results due to the lower volumes and higher than average manufacturing costs through the first half of 2006. Although volumes substantially increased in the third quarter of 2006, Sikorsky was still working to ramp up to the full production levels that were needed to meet demand requirements. The 2007 revenue growth reflects the resumption of full production at Sikorsky as well as a significant increase in volume associated with the strong demand for both commercial and military helicopters and services.

The deterioration of the U.S. residential market that was first noted in the second half of 2006 continued throughout 2007. The sharp declines in new construction starts, escalating levels of housing inventories and the degradation of the sub-prime credit markets have continued to adversely impact Carrier’s North American residential heating, ventilating and air conditioning (HVAC) business. Despite the approximately 10% decline in 2007 revenues derived from the North American residential market from the prior year, Carrier experienced overall revenue growth of 9% for the year as a result of the strength in its building systems, international residential and light commercial, and refrigeration businesses. Overall positive economic conditions in other markets and regions across UTC, increasing backlogs, strong product acceptance and a solid presence in emerging markets also contributed to the 9% organic revenue growth in 2007. This organic growth follows the 9% and 7% organic growth realized in the same periods in 2006 and 2005, respectively. Although 2008 may be a tougher economic environment, we expect mid-single digit organic revenue growth in 2008. Contributing to this growth is the continued expansion of emerging markets, strong current order levels in the commercial construction markets, and strength in the commercial aerospace markets, even as aftermarket growth moderates. While the current credit crisis has not had an impact on us to date, we remain alert to the impact of the credit crisis and its potential spillover impact on these markets.

The increase in revenue was accompanied by improvements in operational efficiencies, including savings from previously initiated restructuring actions, cost containment efforts, lower restructuring charges and the favorable impact of foreign currency translation. These operating profit improvements were partially offset by the adverse impact of higher research and development spending and higher commodity and energy costs to generate a 16% increase in operating profit in 2007 as compared to 2006. Increases in energy and certain commodity prices experienced over the last two years continued to adversely impact earnings in 2007. After a partial recovery through pricing, the net adverse impact to earnings for 2007 was approximately $290 million. To help partially offset this impact and generate future margin growth, we invested an additional $166 million and $288 million in 2007 and 2006, respectively, in restructuring actions across our businesses.

Operating profit for 2007 was also adversely impacted by the previously disclosed civil fine, net of existing reserves, of $216 million levied against Otis. The European Commission’s Competition Directorate assessed a civil fine of approximately $300 million (EU Fine) against Otis, its relevant local entities and UTC, as a result of certain Otis subsidiaries in Europe violating European Union competition rules. Gains from the sale of marketable securities and certain non-core assets and lower restructuring charges in 2007 helped to offset the adverse impact of this fine, as discussed further in “Results of Operations.”

In addition to organic revenue growth, including the growth from new product development and product improvements, our earnings growth strategy also contemplates investments in acquisitions. We invested $2.3 billion and $1.0 billion, including debt assumed of $300 million and $138 million, in the acquisition of businesses across all of our operations in 2007 and 2006, respectively. Acquisitions in 2007 consisted principally of investments in the UTC Fire & Security segment including the acquisitions of Initial Electronic Security Group (IESG) for approximately $1.2 billion and Marioff Corporation, Oy (Marioff) for approximately $348 million. The remaining investments in 2007 included a number of smaller acquisitions across our businesses. Acquisitions in 2006 included a number of smaller acquisitions including Red Hawk Industries by UTC Fire & Security, Page Group Ltd. by Hamilton Sundstrand and Longville Group Ltd. and Sensitech, Inc. by Carrier. These acquisitions helped contribute to both revenue and operating profit growth in 2007 and 2006.

For additional discussion of acquisitions and restructuring, see “Liquidity and Financing Commitments,” “Restructuring and Other Costs” and Notes 2 and 11 to the Consolidated Financial Statements.

Results of Operations

Revenues

(in millions of dollars)	2007	2006	2005
Sales	$53,919	$47,118	$42,278
Other income, net	840	711	447

Revenues	$54,759	$47,829	$42,725

All segments experienced organic sales growth in 2007, led by the aerospace businesses which benefited from the general strength of the commercial aerospace markets, overall helicopter demand, and the absence of the impact of the 2006 Sikorsky strike. Commercial aerospace aftermarket growth rates were significantly in excess of general industry growth levels while military Original Equipment Manufacturer (OEM) revenue growth was driven by government military demand for helicopters. The commercial businesses benefited from generally favorable worldwide economic conditions throughout most of the year. Otis’ growth included increases in all geographic regions, led by new equipment sales as a result of the strong backlog entering the year and continued order strength throughout the year. Carrier’s revenues increased as a result of generally strong international residential and commercial HVAC markets, partially offset by significantly lower unit shipments of U.S. residential product due to the continued weakness in the North American residential market. The consolidated revenue increase of $6.9 billion or 14% in 2007 also included acquisition growth of 2% and the favorable impact of foreign currency translation of 3% resulting from the weakness of the U.S. dollar relative to other currencies including the Euro and the Pound Sterling.

The consolidated revenue increase of 12% in 2006 to $47.8 billion reflected organic growth of 9%, revenues from acquisitions of 2%, and the favorable impact of foreign currency translation of 1%. All segments experienced organic sales growth in 2006 led by the aerospace businesses, which benefited from strong commercial volumes, particularly aftermarket, and helicopter and aftermarket services demand. Within the commercial businesses, generally favorable worldwide economic conditions for most of the year, and a strong opening order backlog at Otis, resulted in revenue increases across all geographic regions. Although Carrier benefited from generally strong North American and international commercial HVAC markets, price increases and the transition to a higher value 13 SEER product, they were also adversely impacted by significantly lower unit shipments of U.S. residential products as a result of the deterioration in the U.S. housing market which began in the second half of 2006.

Other income for 2007 included approximately $150 million in gains resulting from the sale of marketable securities, an approximately $80 million gain recognized on the sale of land by Otis, gains of approximately $83 million on the disposal of certain non-core businesses, and approximately $28 million in pre-tax interest income relating to a re-evaluation of our tax liabilities and contingencies based on global tax examination activity during the year, including completion of our review of the 2000 to 2003 Internal Revenue Service (IRS) audit report and our related protest filing. Remaining activity includes interest and joint venture income, royalties and other miscellaneous operating activities. Other income for 2006 consisted partially of gains realized on the sale of certain non-core assets, including a gain of approximately $60 million on Carrier’s sale of its interest in a compressor manufacturing joint venture, and a gain of $25 million on Pratt & Whitney’s sale of a partnership interest in a small engine line. The remaining increase in 2006 consisted of higher joint venture income, higher interest income and the benefit from lower hedging costs associated with our cash management activities (combined $131 million). The increase in interest income resulted principally from the approximately $30 million associated with the final 1994 through 1999 tax settlement with the Appeals Division of the IRS.

Gross Margin

(in millions of dollars)	2007	2006	2005
Gross margin	$13,997	$12,378	$11,343
Percentage of sales	26.0%	26.3%	26.8%

Gross margin (product and service sales less the cost of product and services sold) in 2007 as a percentage of sales decreased 30 basis points as compared to 2006. The decline was primarily the result of the adverse impact of the previously noted EU Fine of approximately $216 million, net of existing reserves (approximately 40 basis points), the absence of an approximately $80 million benefit (approximately 20 basis points) from a reserve reversal associated with the 2006 settlement of a Department of Defense collaboration accounting claim against Pratt & Whitney and higher commodity and energy costs in 2007. After partial recovery through pricing, the net adverse impact to earnings of higher commodity and energy costs was approximately $290 million (approximately 50 basis points). All of these adverse impacts were partially offset by lower restructuring charges in 2007 (approximately 20 basis points), higher volumes, the impact of recent acquisitions, savings from previously initiated restructuring actions, net operational efficiencies and the favorability of foreign exchange translation.

The gross margin increase in 2006 as compared to 2005 included the aforementioned benefit from settlement of the Department of Defense claim against Pratt & Whitney. However, gross margin as a percentage of sales declined 50 basis points because these benefits were more than offset by the adverse impact of higher commodity and energy prices (approximately 60 basis points), higher manufacturing costs at Sikorsky related to the strike, subsequent ramp up to full production and an unfavorable mix (approximately 20 basis points), and supplier issues and manufacturing inefficiencies associated with the ramp up of 13 SEER production (approximately 10 basis points).

Research and Development

(in millions of dollars)	2007	2006	2005
Company funded	$1,678	$1,529	$1,367
Percentage of sales	3.1%	3.2%	3.2%

Customer funded	$1,872	$1,621	$1,478
Percentage of sales	3.5%	3.4%	3.5%

The approximately 10% increase in company funded research and development in 2007 was driven largely by continued efforts on the Boeing 787 program at Hamilton Sundstrand (4%) and Pratt & Whitney’s next generation product family (3%), which includes the Geared TurbofanTM(GTF) engine. Increases in company funded research and development costs at Hamilton Sundstrand on the Boeing 787 program were primarily the result of 787 aircraft program delays. It is now expected that the first flight of the 787 will be near the end of the second quarter of 2008. The 12% increase in company funded research and development in 2006 as compared to 2005 is primarily attributable to spending on the Boeing 787 program at Hamilton Sundstrand (5%), new platform spending at Pratt & Whitney Canada for small engines (3%) and spending at Pratt & Whitney (2%), including the GTF program. Company funded research and development spending is subject to the variable nature of program development schedules.

The 2007 increase in customer funded research and development in 2007 is primarily attributable to increased spending at Sikorsky on the CH-53K program. The 2006 increase in customer funded research and development is primarily attributable to military and space programs at Pratt & Whitney, Hamilton Sundstrand and Sikorsky.

Company funded research and development spending for the full year 2008 is expected to increase approximately $200 million, led by Pratt & Whitney’s engineering investments on aerospace programs such as the GTF.

Selling, General and Administrative

(in millions of dollars)	2007	2006	2005
Selling, general and administrative	$6,109	$5,462	$5,241
Percentage of sales	11.3%	11.6%	12.4%

Both the 2007 and 2006 increases in selling, general and administrative expenses are due principally to general increases across the businesses in support of higher volumes and the adverse impact of foreign currency translation. However, the continued strong control of spending coupled with the significant growth in revenues has led to a 30 basis point reduction in selling, general and administrative expenses as a percentage of sales from 2006 to 2007, following the 80 basis point reduction from 2005 to 2006.

Interest Expense

(in millions of dollars)	2007	2006	2005
Interest expense	$666	$606	$498
Average interest rate during the year:
Short-term borrowings	6.2%	6.2%	5.5%
Total debt	6.2%	6.4%	6.3%

Interest expense increased in 2007 primarily as a result of the full year impact of the issuance of $1.1 billion of long-term debt in May 2006, an increase in short-term borrowings to fund acquisition activity, and interest accrued on unrecognized tax benefits. The decrease in the average interest rate on total debt corresponded to the full year impact of the May 2006 long-term debt issuances which bear interest at 6.05% and LIBOR + .07%. The three month LIBOR rate as of December 31, 2007 was approximately 4.7%. The issuance of $1.0 billion of long-term debt in December 2007 bearing interest at 5.375% did not have a significant impact to interest expense in 2007. Interest expense increased in 2006, primarily as a result of the $2.4 billion issuance of long-term debt in April 2005 in connection with the acquisitions of Kidde, Rocketdyne and Lenel, higher average commercial paper balances, as well as higher average interest rates on short-term borrowings, and the additional $1.1 billion long-term debt issuance in May 2006.

The average interest rate for commercial paper in 2007 is comparable to 2006. The weighted-average interest rate applicable to debt outstanding at December 31, 2007 was 7.2% for short-term borrowings and 6.2% for total debt as compared to 5.9% and 6.1%, respectively, at December 31, 2006.

Income Taxes

	2007	2006	2005
Effective income tax rate	28.8%	27.2%	26.8%

The effective tax rates for 2007, 2006 and 2005 reflect tax benefits associated with lower tax rates on international earnings, which we intend to permanently reinvest outside the United States. The 2007 effective tax rate reflects approximately $80 million of tax expense reductions, principally relating to re-evaluation of our liabilities and contingencies based upon global examination activity, including the IRS’s completion of 2000 through 2003 examination fieldwork and our related protest filing, and development of claims for research and development tax credits. Principal adverse tax impacts to the 2007 effective tax rate related to the previously noted EU Fine and enacted tax law changes outside the United States.

The 2005 effective tax rate reflects an approximately $66 million reduction in tax expense primarily as a result of the re-evaluation of our liabilities and contingencies in light of the completion and commencement of exam cycles. In 2006, a residual disputed issue related to the 1999 disposition of a business segment was settled with the Appeals Division of the IRS and was reviewed by the U.S. Congress Joint Committee on Taxation. The settlement resulted in an approximately $35 million reduction in tax expense.

The 2005 effective rate reflects a benefit of approximately $135 million related to an amended return, filed in 2005, which claimed credits for 2003 foreign taxes previously recognized as deductions. The 2005 effective tax rate also reflects a tax benefit of approximately $19 million associated with non-core business divestitures. We recognized a tax cost related to the tax gain from the sale of a Hamilton Sundstrand division, and tax benefits related to tax losses from the sale of a Carrier refrigeration operation and the sale and liquidation of a Pratt & Whitney subsidiary. The third-party sales did not result in significant pre-tax gains or losses for financial reporting purposes.

The American Jobs Creation Act, signed into law in October 2004, provided an opportunity in 2005 to repatriate up to $500 million of reinvested foreign earnings and to claim an 85% dividend received deduction against the repatriated amount. We evaluated the potential effects of the repatriation provision and decided not to repatriate earnings under the provision.

We expect our effective income tax rate in 2008 to be approximately 28.5%, before the impacts of any discrete events.

For additional discussion of income taxes, see “Critical Accounting Estimates – Income Taxes” and Note 9 to the Consolidated Financial Statements.

Net Income and Earnings Per Share

(in millions of dollars, except per share amounts)	2007	2006	2005
Income before cumulative effect of a change in accounting principle	$4,224	$3,732	$3,164
Cumulative effect of a change in accounting principle	—	—	(95)

Net income	$4,224	$3,732	$3,069

Diluted Earnings per Share:
Income before cumulative effect of a change in accounting principle	$4.27	$3.71	$3.12
Cumulative effect of a change in accounting principle	—	—	(.09)

Diluted Earnings per Share	$4.27	$3.71	$3.03

Foreign currency translation had a favorable impact of $.09 per share in 2007, a favorable impact of $.01 per share in 2006, and did not have a significant impact on earnings per share in 2005. As discussed in Note 1 to the Consolidated Financial Statements, we adopted the provisions of FIN 47, effective December 31, 2005. The cumulative effect of this adoption reduced 2005 diluted earnings per share by $.09 and did not have a significant impact to subsequent operating results.

Restructuring and Other Costs

We recorded net pre-tax restructuring and related charges/(credits) totaling $166 million in 2007 and $288 million in 2006 for new and ongoing restructuring actions. We recorded these charges in the segments as follows:

(in millions of dollars)	2007	2006
Otis	$21	$46
Carrier	33	69
UTC Fire & Security	39	44
Pratt & Whitney	53	68
Hamilton Sundstrand	23	40
Sikorsky	(3)	21

The 2007 charges include $110 million in cost of sales, $55 million in selling, general and administrative expenses and $1 million in other income. The 2006 charges include $223 million in cost of sales, $64 million in selling, general and administrative expenses and $1 million in other income. These charges relate principally to actions initiated during 2007 and 2006 and, to a lesser extent, residual trailing costs related to certain 2005 actions.

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

2007 Actions. During 2007, we initiated restructuring actions relating to ongoing cost reduction efforts, including workforce reductions and the consolidation of manufacturing facilities. We recorded net pre-tax restructuring and related charges in the business segments totaling $109 million as follows: Otis $20 million, Carrier $33 million, UTC Fire & Security $27 million, Pratt & Whitney $25 million and Hamilton Sundstrand $4 million. The charges included $52 million in cost of sales, $55 million in selling, general and administrative expenses and $2 million in other income. Those costs included $67 million for severance and related employee termination costs, $21 million for asset write-downs, and $21 million for facility exit and lease termination costs.

We expect the 2007 actions to result in net workforce reductions of approximately 1,900 hourly and salaried employees, the exiting of approximately 750,000 net square feet of facilities and the disposal of assets associated with the exited facilities. As of December 31, 2007, we have completed net workforce reductions of approximately 1,100 employees. We are targeting the majority of the remaining workforce and all facility related cost reduction actions for completion during 2008. Approximately 70% of the total pre-tax charge will require cash payments, which we will primarily fund with cash generated from operations. During 2007, we had cash outflows of approximately $40 million related to the 2007 programs. We expect to incur additional restructuring and related charges of $33 million to complete these actions. We expect recurring pre-tax savings to increase over the two-year period subsequent to initiating the actions to approximately $110 million annually.

2006 Actions. During 2007, we recorded net pre-tax restructuring and related charges/(credits) of $30 million for actions initiated in 2006. The 2006 actions relate to ongoing cost reduction efforts, selling, general and administrative reductions, workforce reductions and the consolidation of manufacturing facilities. We recorded the charges/(credits) in 2007 in our segments as follows: Otis $1 million, Carrier $2 million, UTC Fire & Security $12 million, Pratt & Whitney $18 million and Sikorsky $(3) million.

The charges included $26 million in cost of sales and $4 million in selling, general and administrative expenses. Those costs included $30 million for facility exit and lease termination costs and $1 million for asset write-downs. There were reversals of $(1) million for severance and related employee termination costs.

We expect the 2006 actions to result in net workforce reductions of approximately 3,800 hourly and salaried employees, the exiting of approximately 600,000 net square feet of facilities and the disposal of assets associated with the exited facilities. As of December 31, 2007, we have completed net workforce reductions of approximately 2,900 employees and exited 100,000 square feet of facilities. We target the remaining workforce and facility actions for completion during 2008. Approximately 90% of the total pre-tax charges will require cash payments, which we will primarily fund with the cash generated from operations. We expect pre-tax cash outflows on these programs to be approximately $230 million, of which $210 million has been funded to date. We expect recurring pre-tax savings to increase over the two-year period subsequent to initiating the actions to approximately $140 million.

2005 Actions. During 2007, we recorded net pre-tax restructuring and related charges/(credits) in the business segments totaling $27 million for the residual trailing costs associated with restructuring actions initiated in the fourth quarter of 2005, including $32 million in cost of sales, $(4) million in selling, general and administrative expenses and $(1) million in other income. As of December 31, 2007 there were no remaining costs on these actions.

For additional discussion of restructuring, see Note 11 to the Consolidated Financial Statements.

Segment Review

	Revenues			Operating Profits			Operating Profit Margin
(in millions of dollars)	2007	2006	2005	2007	2006	2005	2007	2006	2005
Otis	$11,885	$10,290	$9,575	$2,321	$1,888	$1,712	19.5%	18.3%	17.9%
Carrier	14,644	13,481	12,512	1,381	1,237	1,104	9.4%	9.2%	8.8%
UTC Fire & Security	5,754	4,747	4,250	443	301	235	7.7%	6.3%	5.5%
Pratt & Whitney	12,129	11,112	9,295	2,011	1,817	1,449	16.6%	16.4%	15.6%
Hamilton Sundstrand	5,636	4,995	4,382	967	832	675	17.2%	16.7%	15.4%
Sikorsky	4,789	3,230	2,802	373	173	250	7.8%	5.4%	8.9%

Commercial Businesses

The financial performance of our commercial businesses can be influenced by a number of external factors including fluctuations in residential and commercial construction activity, interest rates, labor costs, foreign currency exchange rates, customer attrition, raw material and energy costs and other global and political factors. Carrier’s financial performance can also be influenced by production and utilization of transport equipment, and in its residential business, weather conditions. Geographic and industry diversity across the commercial businesses help to balance the impact of such factors on our consolidated operating results. As seen in 2007, positive worldwide economic conditions and strength in the commercial construction markets offset the adverse impact of a significant decline in the U.S. residential market.

In 2007, 71% of total commercial business revenues was generated outside the United States, as compared to 68% in 2006. At UTC Fire & Security, a higher rate of domestic revenue growth in 2007 has led to a slight decrease in foreign revenues as a percent of their total 2007 revenues. The following table shows revenues generated outside the United States for each of the segments in our commercial businesses:

	2007	2006
Otis	81%	80%
Carrier	59%	54%
UTC Fire & Security	82%	84%

OTIS is the world’s largest elevator and escalator manufacturing, installation and service company. Otis designs, manufactures, sells and installs a wide range of passenger and freight elevators for low-, medium- and high-speed applications, as well as a broad line of escalators and moving walkways. In addition to new equipment, Otis provides modernization products to upgrade elevators and escalators as well as maintenance services for both its products and those of other manufacturers. Otis serves customers in the commercial and residential property industries around the world. Otis sells directly to the end customer and, to a limited extent, through sales representatives and distributors.

Organic revenue growth of 8% in 2007 was aided by a strong opening new equipment backlog and revenue increases in all geographic regions, led by Asia Pacific and North America. New equipment orders remained strong in 2007, resulting in a 27% increase in closing new equipment backlog over 2006, with particular strength in North America and Asia Pacific. Within Asia Pacific, pricing remained under significant pressure in most markets, which is expected to continue into 2008.

In 2007, Otis revenues increased $1,595 million (16%) compared to 2006, reflecting organic growth (8%), the favorable impact of foreign currency translation (6%) and gains on the sale of land and a non-core business (combined 1%). Organic growth included increases in all geographic regions, led by new equipment sales. The 2006 increase of $715 million (7%), reflected growth in all geographic regions aided by a strong opening backlog in North America, Europe and China. The 2006 increase reflects volume growth (6%) and the favorable impact of foreign currency translation (1%).

Otis operating profits increased $433 million (23%) in 2007 compared to 2006 as a result of higher revenues and cost containment actions partially offset by escalating commodity and labor costs (net 9%), the favorable impact of foreign currency translation (7%), gains realized on the sale of land and a non-core business (combined 6%), and lower restructuring charges (1%). Operating margins expanded despite the continued shift in sales mix towards new equipment, which has lower contribution margins than services. Operating profits increased $176 million (10%) in 2006 compared to 2005. The operating profit increase reflects profit improvement at constant currency due to higher volume, product cost reduction and operational efficiencies (9%) and the favorable impact of foreign currency translation (1%).

CARRIER is the world’s largest manufacturer and distributor of HVAC and refrigeration systems. It also produces food service equipment and HVAC and refrigeration related controls for residential, commercial, industrial and transportation applications. Carrier also provides installation, retrofit and aftermarket services and components for the products it sells and those of other manufacturers in the HVAC and refrigeration industries. Sales are made both directly to the end customer and through manufacturers’ representatives, distributors, wholesalers, dealers and retail outlets. Certain of Carrier’s HVAC businesses are seasonal and can be impacted by weather. Carrier customarily offers its customers incentives to purchase products to ensure adequate supply of our products in the distribution channel.

Strong performance in commercial HVAC, international residential HVAC and the refrigeration businesses offset weakness in the North American residential business to generate organic growth of 4% in 2007. The deterioration of the North American residential market that was first evident in the second half of 2006 continued throughout 2007 and is now not expected to recover until early 2009. As a result of these market conditions, 2007 North American residential revenues declined approximately 10% from 2006 levels.

As a result of commodity cost increases in 2007 and 2006, Carrier implemented price increases on many of its products. Although this helped to partially mitigate the impact, commodity cost increases still had a net adverse impact to operating profit in 2007 and 2006 of $79 million and $37 million, respectively.

Carrier’s revenues increased $1,163 million (9%) in 2007 compared to 2006. Revenue growth was led by Building Systems and Services (3%), Refrigeration (2%), and Residential and Light Commercial International HVAC (2%), partially offset by a decline in the Residential and Light Commercial Systems business in North America (2%) as a result of the continued weakness in the U.S. housing market. The year-over-year impact from a gain on the disposition of Carrier’s Fincoil-teollisuus Oy (Fincoil), a heat exchanger business, in 2007 was offset by the impact of a gain in 2006 on Carrier’s sale of its interest in a compressor manufacturing joint venture. The favorable impact of foreign currency translation (4%) comprised the majority of the remaining revenue increase in 2007. In 2006, Carrier’s revenue increased $969 million (8%) as compared to 2005. Organic revenue growth for the year was 5%, driven primarily by the commercial and international HVAC businesses. Unit orders in the North American residential market declined substantially in the second half of the year due to a market downturn and the 13 SEER pre-buy activity. However, revenues increased overall as a result of higher value 13 SEER product and pricing increases. Revenues from acquisitions (1%), the favorable impact of foreign currency translation (1%) and gains from dispositions (1%), principally the third quarter 2006 sale of Carrier’s interest in a compressor manufacturing joint venture, generated the remaining revenue growth.

Carrier’s operating profits increased $144 million (12%) in 2007 compared to 2006. Earnings growth in Building Systems and Services, Residential and Light Commercial International HVAC, and Refrigeration more than offset declining earnings in the Residential and Light Commercial Systems North America to generate a combined increase in operating profits (14%). Lower restructuring charges (3%), the absence of manufacturing inefficiencies associated with the ramp up of the 13 SEER production in 2006, and the favorable impact of foreign currency translation (4%) were partially offset by the adverse impact of higher commodity costs, net of price realization (6%). The adverse impact of the settlement of a furnace litigation matter ($36 million) was more than offset by a gain generated on the disposition of Fincoil, to generate the remaining operating profit increase. Carrier’s operating profits increased $133 million (12%) in 2006 compared to 2005. The operating profit improvement was generated principally by higher volumes and the benefits from previous restructuring actions, partially offset by manufacturing inefficiencies associated with the ramp up of 13 SEER production and the decline in North American residential volume (net 7%). Gains from dispositions (6%), principally the third quarter sale of Carrier’s interest in a compressor manufacturing joint venture, lower restructuring charges (1%) and the favorable impact of foreign currency translation (1%) were partially offset by the impact of higher commodity and energy costs, net of price increases (3%).

UTC FIRE & SECURITY is a global provider of security and fire safety products and services. The UTC Fire & Security segment was created in the second quarter of 2005 upon acquiring Kidde, adding the Kidde industrial, retail and commercial fire safety businesses to the former Chubb segment. In the electronic security industry, UTC Fire & Security provides system integration, installation and service of intruder alarms, access control systems and video surveillance systems under several brand names including Chubb. In the fire safety industry, UTC Fire & Security designs, manufactures, integrates, installs, sells and services a wide range of specialty hazard detection and fixed suppression products and systems and manufactures, sells and services portable fire extinguishers and other fire fighting equipment under several brand names including Kidde. UTC Fire & Security also provides monitoring, response and security personnel services, including cash-in-transit security, to complement its electronic security and fire safety businesses. UTC Fire & Security’s operations are predominantly outside the United States. UTC Fire & Security sells directly to the customer as well as through manufacturers’ representatives, distributors, dealers and U.S. retail distribution.

UTC Fire & Security’s revenues increased $1,007 million (21%) in 2007 as compared to 2006 due to acquisitions (12%), the favorable impact of foreign currency translation (7%) and organic growth (2%). Revenues increased $497 million (12%) in 2006 as compared to 2005 due largely to acquisitions (10%), principally Kidde, with volume, price increases and foreign currency translation (combined 2%) contributing the remainder.

Operating profits increased $142 million (47%) in 2007 as compared to 2006. The majority of the increase in operating profits was generated from increased volume, net cost reductions from previous restructuring actions (combined 19%), net acquisitions (19%), lower restructuring costs (2%), the favorable impact of foreign currency translation (9%) and the net adverse impact of higher commodity costs (3%). Operating profits increased $66 million (28%) in 2006 compared to 2005. The majority of the operating profit increase was generated principally from the cost reductions realized on previous restructuring actions and some slight volume related impact (combined 35%), in line with management’s focus on integration efforts and margin expansion. Further operating profit increases from acquisitions (9%), principally Kidde, were offset by additional restructuring charges (10%) and the adverse impact of higher commodity costs (4%).

Aerospace Businesses

The financial performance of Pratt & Whitney, Hamilton Sundstrand and Sikorsky is directly tied to the economic conditions of the commercial aerospace and defense industries. In particular, Pratt & Whitney experiences intense competition for new commercial airframe/engine combinations. Engine suppliers may offer substantial discounts and other financial incentives, performance and operating cost guarantees, participation in financing arrangements and maintenance agreements. At times, the aerospace businesses also enter into firm fixed-price development contracts, which may require the company to bear cost overruns related to unforeseen technical and design challenges that arise during the development stage of the program. Customer selections of engines and components can also have a significant impact on later sales of parts and service. Traffic growth, load factors, worldwide airline profits, general economic activity and global defense spending have been reliable indicators for new aircraft and aftermarket orders within the aerospace industry. Spare part sales and aftermarket service trends are affected by many factors including usage, pricing, regulatory changes and retirement of older aircraft. Performance in the general aviation sector is closely tied to the overall health of the economy and is positively correlated to corporate profits.

The continued growth in revenue passenger miles (RPMs) is benefiting both commercial aircraft production as well as aftermarket service and spares revenue levels. Although the commercial airline industry continues to recover after years of poor financial performance, as evidenced by the emergence of several airlines from bankruptcy, soaring fuel prices are placing renewed financial pressure on the airlines which have led them, and aircraft manufacturers, to continue to pursue lower-cost products and services from their suppliers in order to become more efficient. With the current volatility in crude oil prices, this trend is expected to continue. Strong production levels at airframe manufacturers, as well as the continued high usage of aircraft, as evidenced by the growth in RPMs, drove growth in the aerospace businesses in 2007. The aerospace industry also saw growth in emerging markets in 2007, specifically in the Middle East and Asia, where aircraft manufacturers experienced a significant increase in orders. Growth was further augmented by strong commercial helicopter sales, resulting partially from higher corporate profits and increased oil industry activity, and record military helicopter orders. Our projections of approximately 6% RPM growth combined with strong overall commercial aerospace markets and continued global economic growth are expected to result in additional increases to commercial aerospace volume in 2008. However, the rate of growth in the commercial aerospace aftermarket realized in 2008 is expected to moderate to a more sustainable rate than we saw in 2007.

Total sales to the U.S. government of $7.3 billion, $6.4 billion, and $5.8 billion in 2007, 2006, and 2005, respectively, were 14% of total UTC sales in each of these years. The defense portion of our aerospace business is affected by changes in market demand and the global political environment. Our participation in long-term production and development programs for the U.S. government has contributed positively to our results in 2007 and is expected to continue to benefit results in 2008.

PRATT & WHITNEY is among the world’s leading suppliers of commercial, general aviation and military aircraft engines. Pratt & Whitney’s Global Service Partners provides maintenance, repair and overhaul services, including the sale of spare parts, as well as fleet management services. Pratt & Whitney produces families of engines for wide body, narrow body and military aircraft. Pratt & Whitney also sells engines for auxiliary power units, industrial applications and space propulsion systems. Pratt & Whitney Canada (P&WC) is a world leader for engines powering business, regional, light jet, utility and military aircraft and helicopters. Pratt & Whitney Rocketdyne (PWR) is a leader in the design, development and manufacture of sophisticated aerospace propulsion systems for military and commercial applications, including the space shuttle. Pratt & Whitney’s products are sold principally to aircraft manufacturers, airlines and other aircraft operators, aircraft leasing companies, space launch vehicle providers and U.S. and foreign governments. Pratt & Whitney’s products and services must adhere to strict regulatory and market driven safety and performance standards. These standards, along with the long duration of aircraft engine programs, create uncertainty regarding engine program profitability. The vast majority of sales are made directly to the customer and, to a limited extent, through independent distributors or foreign sales representatives.

During 2007, both Mitsubishi Heavy Industries Ltd. (MHI) and Bombardier selected Pratt & Whitney’s next generation GTF engine to power their planned new aircraft. The GTF engine will be the exclusive power for the planned 70- to 90- passenger Mitsubishi Regional Jet and Bombardier C Series family of 110- to 130- passenger aircraft. The GTF engine targets a significant reduction in fuel burn and noise with lower environmental emissions and operating costs than current production engines. In December 2007, the GTF demonstrator engine successfully completed its first series of engine runs. Both aircraft are scheduled to enter service in 2013. The success of these aircraft and the GTF is dependent upon many factors including technological challenges, aircraft demand, and regulatory approval. Based on these factors, additional investment in the GTF will be required, with potential additional investment in the underlying aircraft programs being dependent on successful launch by the air-framers and other conditions. As noted in the Research and Development discussion, we expect Pratt & Whitney’s research and development to lead the increase in company spending in 2008 over 2007 levels, with the GTF program being the largest contributor.

In view of the risk and cost associated with developing new engines, Pratt & Whitney has entered into collaboration agreements in which revenues, costs and risks are shared. At December 31, 2007, the interests of participants in current Pratt & Whitney-directed commercial jet engine production programs ranged from 14% to 29%. In addition, Pratt & Whitney has interests in other engine programs, including a 33% interest in the International Aero Engines (IAE) collaboration that sells and supports V2500 engines for the Airbus A320 family of aircraft. At December 31, 2007, Pratt & Whitney sub-partners held interests equivalent to 4% of the overall IAE collaboration. Pratt & Whitney also has a 50% interest in the Engine Alliance (EA) (a joint venture with GE Aviation) to develop, market and manufacture the GP7000 engine for the Airbus A380 aircraft. At December 31, 2007, other participants held interests totaling 40% of Pratt & Whitney’s 50% share of the EA. Flight testing of the GP7000 commenced in 2006. European Aviation Safety Agency and Federal Aviation Agency type certification of the A380 aircraft with the GP7000 engines occurred in December 2007, with entry into service expected in 2008. In December 2007, MTU Aero Engines (MTU) and Pratt & Whitney entered into a memorandum of intent to collaborate on Pratt & Whitney’s next generation product family including the new GTF engine. The agreement would give MTU approximately a 15% stake in key future engine programs with Pratt & Whitney. Under the agreement, MTU would share in the design and manufacturing of P&WC’s 10,000 pound thrust class engine as well as the GTF engine for both the Mitsubishi Regional Jet and the Bombardier C Series. Pratt & Whitney is also pursuing additional collaboration partners.

Pratt & Whitney’s revenues increased $1,017 million (9%) in 2007 as compared to 2006. This increase is primarily attributable to higher engine deliveries at P&WC (4%), higher commercial aftermarket volume (3%), and higher volumes at Pratt & Whitney Power Systems (3%). Revenues increased $1,817 million (20%) in 2006 as compared to 2005. This increase is primarily attributable to higher commercial aftermarket services and spare parts revenues (7%) and higher P&WC engine, spares and service revenues (5%). Military and power systems (combined 4%), and acquisitions, principally PWR (4%) generated the remainder of the increase.

Pratt & Whitney’s operating profits increased $194 million (11%) in 2007 as compared to 2006. This increase is primarily attributable to profit contribution from higher volumes in commercial markets and aftermarket services (12%), higher volumes and aftermarket performance at P&WC (6%), and improved engine mix in military markets (5%). These increases to operating profit were partially offset by the impact of higher year-over-year commodity costs (7%), and the absence of the favorable impact of a 2006 settlement of a government litigation matter (5%). Operating profits increased $368 million (25%) in 2006 as compared to 2005. This increase is primarily attributable to higher aftermarket services, including spare parts (26%), and P&WC (7%), partially offset by increased research and development spending (5%), and the net impact of increased commodity and energy prices (10%). The favorable impact of the settlement of a government litigation matter (6%) and a gain realized on the sale of a partnership interest in a small engine product line (2%), partially offset by higher restructuring charges (2%) and the adverse impact of foreign currency translation (2%), contributed the majority of the remaining operating profit increase.

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

Hamilton Sundstrand’s revenues increased $641 million (13%) in 2007 as compared to 2006 due principally to organic volume growth in both the aerospace (7%) and industrial (2%) businesses, and the favorable impact of foreign currency translation (2%). Within aerospace, both commercial aftermarket (5%) and commercial OEM (2%) contributed to the volume increase. Revenues increased $613 million (14%) in 2006 as compared to 2005, due principally to volume growth in both the aerospace (7%) and industrial (6%) businesses.

Hamilton Sundstrand’s operating profits increased $135 million (16%) in 2007 as compared to 2006 due principally to volume growth in both the commercial aftermarket (13%) and industrial businesses (2%) and the favorable impact of foreign currency translation (2%). Operating profits from commercial OEM revenue growth (8%) and the impact of lower restructuring costs (2%) were mostly offset by increased company funded research and development costs (9%), principally related to the Boeing 787 program. Operating profits increased $157 million (23%) in 2006 as compared to 2005 due principally to volume growth in both the commercial aftermarket (13%) and industrial businesses (8%). Operating profit increases from the commercial OEM revenue growth (10%) were offset by increased company funded research and development costs, primarily associated with the Boeing 787 program (9%), and higher commodity costs net of price increases (5%). The net impact of acquisitions and divestitures (2%) and lower restructuring charges (4%) contributed to the remainder of the growth.

SIKORSKY is one of the world’s largest manufacturers of military and commercial helicopters and also provides aftermarket helicopter and aircraft parts and services. Current major production programs at Sikorsky include the UH-60L and UH-60M Black Hawk medium-transport helicopters for the U.S. and foreign governments, the MH-60S and MH-60R helicopters for the U.S. Navy, the International Naval Hawk for multiple naval missions, and the S-76 and the S-92 helicopters for commercial operations. In December 2007, the U.S. government and Sikorsky signed a five-year, multi-service contract for 537 H-60 helicopters to be delivered to the U.S. Army and U.S. Navy, which include UH-60M Black Hawk, HH-60M Medevac, MH-60S Seahawk and MH-60R Seahawk aircraft. The UH-60M helicopter is the latest and most modern in a series of Black Hawk variants that Sikorsky has been delivering to the U.S. Army since 1978. The contract value for expected deliveries is approximately $7.4 billion and includes options for an additional 263 aircraft, spares, and kits, with the total contract value potentially reaching $11.6 billion making it the largest contract in UTC and Sikorsky’s history. Actual production quantities will be determined year-by-year over the life of the program based on funding allocations set by Congress and Pentagon acquisition priorities. The deliveries of the aircraft are scheduled to be made through 2012. Sikorsky is also developing the CH-53K next generation heavy lift helicopter for the U.S. Marine Corps and the H-92, a military derivative of the S-92, for the Canadian government, the latter under an approximately $3 billion firm, fixed-price contract which provides for the development, production, and logistical support of 28 helicopters. This is the largest fixed-price development contract in Sikorsky’s history, and it is more expansive including its 20-year service and support requirements. Sikorsky has initiated discussions with the Canadian government concerning a potential rebaselining of the program. Sikorsky’s aftermarket business includes spare parts sales, overhaul and repair services, maintenance contracts, and logistics support programs for helicopters and other aircraft. Sales are made directly by Sikorsky and by its subsidiaries and joint ventures. Sikorsky is increasingly engaging in logistics support programs and partnering with its government and commercial customers to manage and provide maintenance and repair services.

As discussed previously, Sikorsky’s operating results were adversely impacted by a strike of its union workforce from February 2006 through early April 2006. Although helicopter deliveries improved significantly in the latter half of 2006 following the resumption of full production after settlement of the strike, Sikorsky incurred additional manufacturing costs as it worked to accommodate the steep ramp up needed to meet the requirements of both a record backlog and more complex helicopters. Concurrently, Sikorsky also worked to reconfigure its manufacturing processes, including the sourcing of certain manufacturing activities. The 2007 results reflect the resumption of full production at Sikorsky as well as a significant increase in volume associated with the strong demand for both commercial and military helicopters, and spare parts and repair services.

Sikorsky’s revenues increased $1,559 million (48%) in 2007 as compared to 2006 driven by higher business volume and full production in 2007 as compared to 2006, which was adversely impacted by the six week strike of Sikorsky’s union workforce. Increases in military aircraft deliveries and program support (22%), commercial aircraft revenues (13%) and aftermarket operations (13%) comprised the majority of the year-over-year revenue increase. Revenues increased $428 million (15%) in 2006 as compared to 2005. Increases in commercial and military aircraft deliveries (2%), strong aftermarket sales (5%) and acquisitions (5%) contributed the majority of the increase in revenues. The remainder of the revenue increase was attributable to program support and development efforts.

Sikorsky’s operating profits increased $200 million (116%) in 2007 as compared to 2006. A 58% increase in the number of large aircraft deliveries as a result of strong commercial and military demand and the absence of the strike related impact in 2006 generated the majority of the increase in operating profit in 2007. Lower year-over-year restructuring charges (14%), partially offset by the absence of recoveries from the Comanche program termination in 2007 as compared to 2006 (7%), contributed to the remaining operating profit increase. Operating profit decreased $77 million (31%) in 2006 as compared with 2005. The profit contribution from higher revenues was more than offset by higher manufacturing costs at Sikorsky related to the strike and subsequent ramp up to full production (net 16%). The adverse impact of commodity and energy prices (10%) and an increase in restructuring costs (7%), offset in part by the contribution from acquisitions (2%), comprised the remainder.

Liquidity and Financing Commitments

(in millions of dollars)	2007	2006
Cash and cash equivalents	$2,904	$2,546
Total debt	9,148	7,931
Net debt (total debt less cash and cash equivalents)	6,244	5,385
Shareowners’ equity	21,355	17,297
Total capitalization (debt plus equity)	30,503	25,228
Net capitalization (debt plus equity less cash and cash equivalents)	27,599	22,682
Debt to total capitalization	30%	31%
Net debt to net capitalization	23%	24%

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

Recent distress in the markets has had an adverse impact on market activities including, among other things, volatility in security prices, diminished liquidity, rating downgrades of certain investments and declining valuations of others. We have assessed the implications of these factors on our current business and determined that there has not been a significant impact to our financial position, results of operations or liquidity during 2007. Approximately 89% of our domestic pension plans are invested in readily-liquid investments including equity, fixed income, asset backed receivables and structured products. Less than 1% of these investments are senior tranches of several Structured Investment Vehicles which have been principally absorbed onto the balance sheets of the sponsoring banks. The balance of the pension plan, 11%, is invested in less-liquid but market valued investments including real estate and private equity. As discussed further below, our strong debt ratings and financial position enabled us to readily issue $1.0 billion of long-term debt in December 2007 at favorable market rates. While market volatility cannot be predicted, we do not currently expect a significant impact to our liquidity, financial position or results of operations in 2008.

Most of our cash is denominated in foreign currencies. We manage our worldwide cash requirements by considering available funds among the many subsidiaries through which we conduct our business and the cost effectiveness with which those funds can be accessed. The repatriation of cash balances from certain of our subsidiaries could have adverse tax consequences; however, those balances are generally available without legal restrictions to fund ordinary business operations. We have and will continue to transfer cash from those subsidiaries to us and to other international subsidiaries when it is cost effective to do so.

Our ability to obtain debt financing at comparable risk-based interest rates is partly a function of our existing debt to capitalization levels as well as our current credit standing. We repaid our commercial paper borrowings in 2007, which was offset by the issuance of $1.0 billion in long-term debt in December 2007 bearing an interest rate of 5.375%. Our credit ratings are reviewed regularly by major debt rating agencies such as Standard and Poor’s and Moody’s Investors Service. In 2007, Standard and Poor’s affirmed our long-term and short-term debt ratings as A and A-1, respectively. Similarly, Moody’s Investors Service also affirmed its corporate rating on our long-term and short-term debt as A2 and P-1, respectively.

We believe our future operating cash flows will be sufficient to meet our future operating cash needs. Further, our ability to obtain debt or equity financing, as well as the availability under committed credit lines, provides additional potential sources of liquidity should they be required.

Cash Flow from Operating Activities

	Year Ended December 31,
In Millions	2007	2006
Net cash flows provided by operating activities	$5,330	$4,803

Operating cash flow for 2007 was adversely impacted by the payment of the EU Fine (approximately $300 million) and the payment of Canadian taxes in connection with ongoing tax planning activities (approximately $200 million). Working capital decreased $32 million in 2007 primarily due to increases in customer advances received by Pratt & Whitney and Sikorsky ($929 million), offset by increases in aerospace inventory ($726 million), with other working capital components comprising the remainder of the change. The increases in aerospace inventory are attributable to strong organic growth, the continued tight aerospace supply chain, and increased capitalized contract research and development costs on certain aerospace programs, principally Sikorsky’s H-92 contract with the Canadian government.

The funded status of our pension plans is dependent upon many factors, including returns on invested assets, level of market interest rates and levels of voluntary contributions to the plans. Better than projected investment returns and additional pension contributions have improved the funded status of all plans, helping to minimize future funding requirements. Total cash contributions to pension plans during 2007 and 2006 were $181 million and $273 million, respectively. We also contributed $150 million in UTC common stock to these plans during each of 2007 and 2006. As of December 31, 2007, the total investment by the defined benefit pension plans in our securities is approximately 2% of total plan assets. We expect to make contributions of up to $250 million to our defined benefit pension plans in 2008.

Cash Flow from Investing Activities

	Year Ended December 31,
In Millions	2007	2006
Net cash flows used in investing activities	$(3,182)	$(1,261)

The 2007 activity primarily reflects a net investment in businesses of $1,739 million and capital expenditures of $1,153 million. This compares with a net investment in businesses in 2006 of $460 million and capital expenditures of $954 million. Acquisitions in 2007 consisted principally of the UTC Fire & Security acquisition of IESG for $952 million and Marioff for $348 million, as well as a number of smaller acquisitions across the businesses. Acquisitions in 2006 consisted principally of a number of small businesses including Red Hawk Industries by UTC Fire & Security, Page Group Ltd. by Hamilton Sundstrand and Longville Group Ltd. and Sensitech Inc. by Carrier. Dispositions in both 2007 and 2006 consisted primarily of the sale of certain non-core businesses including Carrier’s Fincoil in 2007 and CalPeak and Scroll Technologies in 2006. We expect total investments in businesses in 2008 to approximate $2 billion; however, actual acquisition spending may vary depending upon the timing, availability and appropriate value of acquisition opportunities.

The $199 million increase in capital expenditures in 2007 as compared to 2006 largely related to restructuring and facility changes across the businesses.

Customer financing activities was a net cash use of $139 million in 2007, compared to a source of cash of $68 million in 2006. While we expect that customer financing will be a net use of cash in 2008, actual funding is subject to usage under existing customer financing arrangements. At December 31, 2007, we had financing and rental commitments of $1,370 million related to commercial aircraft, of which as much as $754 million may be required to be disbursed in 2008. We may also arrange for third-party investors to assume a portion of our commitments. Refer to Note 4 to the Consolidated Financial Statements for additional discussion of our commercial aerospace industry assets and commitments.

Cash Flow from Financing Activities

	Year Ended December 31,
In Millions	2007	2006
Net cash flows used in financing activities	$(1,955)	$(3,342)

In both 2007 and 2006, cash was primarily used to return value to shareowners through dividends and share repurchases. In December 2007 and May 2006, we issued $1.0 billion and $1.1 billion, respectively, of long-term debt, the proceeds of which were used to repay commercial paper borrowings.

The timing and levels of certain cash flow activities, such as acquisitions, have resulted in the issuance of both long-term and short-term debt. Commercial paper borrowings and revolving credit facilities provide short-term liquidity to supplement operating cash flows and are used for general corporate purposes as well as the potential funding of certain acquisitions. At December 31, 2007, we had credit commitments from banks totaling $2.5 billion. We had a credit commitment of $1.5 billion under a revolving credit agreement, which serves as a backup facility for the issuance of commercial paper. As of December 31, 2007 there were no borrowings under this revolving credit agreement, which expires in October 2011. We also have a $1.0 billion multi-currency revolving credit agreement that is to be used for general funding purposes, including acquisitions. As of December 31, 2007, approximately $503 million had been borrowed under this revolving credit agreement. This agreement expires in November 2011. In addition, at December 31, 2007, approximately $2.0 billion was available under short-term lines of credit with local banks at our various domestic and international subsidiaries. We did not have any commercial paper outstanding at December 31, 2007.

In July 2007, we replaced our existing shelf registration statement by filing with the SEC a universal shelf registration statement for an indeterminate amount of securities for future issuance, subject to our internal limitations on the amount of debt to be issued under this shelf. As of December 31, 2007, we had issued $1.0 billion of long-term debt under this shelf registration statement.

Financing cash outflows for 2007 and 2006 included the repurchase of 28.3 million and 33.3 million shares of our common stock for $2,001 million and $2,068 million, respectively under an existing 60 million share repurchase program. Share repurchase continues to be a significant use of our cash flow. In addition to management’s view that the repurchase of our common stock is a beneficial investment, we also repurchase to offset the dilutive effect of the issuance of stock and options under the stock-based employee benefit programs. At December 31, 2007, we had remaining authority to repurchase approximately 30 million shares under the current program. We expect total share repurchases in 2008 to approximate $2.0 billion; however, total repurchases may vary depending upon the level of other investing activities.

On April 13, 2005, the Board of Directors approved a 2-for-1 split of our common stock in the form of a stock dividend which was issued on June 10, 2005. During 2006, $951 million of cash dividends were paid to shareowners.

We paid dividends of $.265 per share in the first quarter of 2007 for a total of $245 million, $.265 per share in the second quarter for a total of $245 million, $.32 per share in the third quarter for a total of $296 million, and $.32 per share in the fourth quarter for a total of $294 million.

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

LONG-TERM CONTRACT ACCOUNTING. We utilize percentage of completion accounting on certain of our long-term contracts. The percentage of completion method requires estimates of future revenues and costs over the full term of product delivery. We also utilize the completed-contract method of accounting on certain lesser value commercial contracts. Under the completed-contract method, sales and cost of sales are recognized when a contract is completed.

Losses, if any, on long-term contracts are provided for when anticipated. We recognize loss provisions on original equipment contracts to the extent that estimated inventoriable manufacturing, engineering, product warranty and product performance guarantee costs exceed the projected revenue from the products contemplated under the contractual arrangement. For new commitments, we generally record loss provisions at the earlier of contract announcement or contract signing. For existing commitments, anticipated losses on contracts are recognized in the period in which losses become evident. Products contemplated under the contractual arrangement include products purchased under the contract and, in the large commercial engine business, replacement parts required by regulation that are expected to be purchased subsequently for incorporation into the original equipment. Revenue projections used in determining contract loss provisions are based upon estimates of the quantity, pricing and timing of future product deliveries. We recognize losses on shipment to the extent that inventoriable manufacturing costs, estimated warranty costs and product performance guarantee costs exceed revenue realized. We measure the extent of progress toward completion on our long-term commercial aerospace equipment and helicopter contracts using units of delivery. In addition, we use the cost-to-cost method for development contracts in the aerospace businesses and for elevator and escalator sales, installation and modernization contracts in the commercial businesses. For long-term aftermarket contracts, we recognize revenue over the contract period in proportion to the costs expected to be incurred in performing services under the contract. Contract accounting also requires estimates of future costs over the performance period of the contract as well as an estimate of award fees and other sources of revenue.

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

INCOME TAXES. The future tax benefit arising from net deductible temporary differences and tax carryforwards is $2.4 billion at December 31, 2007 and $3.0 billion at December 31, 2006. Management believes that our earnings during the periods when the temporary differences become deductible will be sufficient to realize the related future income tax benefits. For those jurisdictions where the expiration date of tax carryforwards or the projected operating results indicate that realization is not likely, a valuation allowance is provided.

In assessing the need for a valuation allowance, we estimate future taxable income, considering the feasibility of ongoing tax planning strategies and the realizability of tax loss carryforwards. Valuation allowances related to deferred tax assets can be affected by changes to tax laws, changes to statutory tax rates and future taxable income levels. In the event we were to determine that we would not be able to realize all or a portion of our deferred tax assets in the future, we would reduce such amounts through a charge to income in the period in which that determination is made or when tax law changes are enacted. Conversely, if we were to determine that we would be able to realize our deferred tax assets in the future in excess of the net carrying amounts, we would decrease the recorded valuation allowance through an increase to income in the period in which that determination is made. Subsequently recognized tax benefits associated with valuation allowances recorded in a business combination will be recorded as an adjustment to goodwill. However, upon the January 1, 2009 adoption of SFAS No. 141 (revised 2007), “Business Combinations” (SFAS 141(R)), changes in deferred tax asset valuation allowances and income tax uncertainties after the acquisition date generally will affect income tax expense as further described in New Accounting Pronouncements.

In the ordinary course of business there is inherent uncertainty in quantifying our income tax positions. We assess our income tax positions and record tax benefits for all years subject to examination based upon management’s evaluation of the facts, circumstances and information available at the reporting date. For those tax positions where it is more likely than not that a tax benefit will be sustained, we have recorded the largest amount of tax benefit with a greater than 50% likelihood of being realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where it is not more likely than not that a tax benefit will be sustained, no tax benefit has been recognized in the financial statements. See Notes 1 and 9 to the Consolidated Financial Statements for further discussion.

GOODWILL AND INTANGIBLE ASSETS. Our net investments in businesses in 2007 totaled $2.3 billion, including approximately $300 million of debt assumed. The assets and liabilities of acquired businesses are recorded under the purchase method of accounting at their estimated fair values at the dates of acquisition. Goodwill represents costs in excess of fair values assigned to the underlying net assets of acquired businesses.

Goodwill and intangible assets deemed to have indefinite lives are not amortized, but are subject to annual impairment testing. The identification and measurement of goodwill impairment involves the estimation of the fair value of reporting units. The estimates of fair value of reporting units are based on the best information available as of the date of the assessment, which primarily incorporate management assumptions about expected future cash flows and contemplate other valuation techniques. Future cash flows can be affected by changes in industry or market conditions or the rate and extent to which anticipated synergies or cost savings are realized with newly acquired entities. Although no significant goodwill impairment has been recorded to date, there can be no assurances that future goodwill impairments will not occur. See Note 2 to the Consolidated Financial Statements for further discussion.

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

CONTRACTING WITH THE U.S. GOVERNMENT. Our contracts with the U.S. government are subject to government oversight and audit. Like many defense contractors, we have received audit reports, which recommend that certain contract prices should be reduced to comply with various government regulations. Some of these audit reports have involved substantial amounts. We have made voluntary refunds in those cases we believe appropriate. In addition, we accrue for liabilities associated with those government contracting matters that are probable and can be reasonably estimated. The inherent uncertainty related to the outcome of these matters can result in amounts materially different from any provisions made with respect to their resolution. See Note 14 to the Consolidated Financial Statements for further discussion. We recorded sales to the U.S. government of $7.3 billion, $6.4 billion, and $5.8 billion in 2007, 2006, and 2005, respectively.

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

In the following table, we show the sensitivity of our pension and other postretirement benefit plan liabilities and net periodic cost to a 25 basis point change in the discount rate as of December 31, 2007.

(in millions of dollars)	Change in Discount Rate Increase in 25 bps	Change in Discount Rate Decrease in 25 bps
Pension plans
Projected benefit obligation	$(653)	$679
Net periodic pension cost	(53)	49

Other postretirement benefit plans
Accumulated postretirement benefit obligation	(15)	16
Net periodic postretirement benefit cost	—	—

Pension expense is also sensitive to changes in the expected long-term rate of asset return. An increase or decrease of 25 basis points in the expected long-term rate of asset return would have decreased or increased 2007 pension income by approximately $49 million.

The weighted-average discount rate used to measure pension liabilities and costs is set by reference to published high-quality bond indices. However, these indices give only an indication of the appropriate discount rate because the cash flows of the bonds comprising the indices do not match the projected benefit payment stream of the plan precisely. For this reason, we also consider the individual characteristics of the plan, such as projected cash flow patterns and payment durations, when setting the discount rate. Market interest rates have increased in 2007 as compared with 2006 and, as a result, the weighted-average discount rate used to measure pension liabilities increased from 5.4% in 2006 to 6.0% in 2007. Pension expense in 2008 is expected to decline as the amortization of prior investment losses begins to be replaced with the amortization of prior investment gains. See Note 10 to the Consolidated Financial Statements for further discussion.

INVENTORY VALUATION RESERVES. Inventory valuation reserves are established in order to report inventories at the lower of cost or market value on our Consolidated Balance Sheet. The determination of inventory valuation reserves requires management to make estimates and judgments on the future salability of inventories. Valuation reserves for excess, obsolete, and slow-moving inventory are estimated by comparing the inventory levels of individual parts to both future sales forecasts or production requirements and historical usage rates in order to identify inventory where the resale value or replacement value is less than inventoriable cost. Other factors that management considers in determining these reserves include whether individual inventory parts meet current specifications and cannot be substituted for a part currently being sold or used as a service part, overall market conditions, and other inventory management initiatives.

As of December 31, 2007 and 2006 we had $471 million and $422 million, respectively, of inventory valuation reserves recorded. Although management believes these reserves are adequate, any abrupt changes in market conditions may require us to record additional inventory valuation reserves.

Off-Balance Sheet Arrangements and Contractual Obligations

We extend a variety of financial guarantees to third parties in support of unconsolidated affiliates and for potential financing requirements of commercial aerospace customers. We also have obligations arising from sales of certain businesses and assets, including representations and warranties and related indemnities for environmental, health and safety, tax and employment matters. Circumstances that could cause the contingent obligations and liabilities arising from these arrangements to come to fruition are changes in an underlying transaction (e.g., hazardous waste discoveries, etc.), nonperformance under a contract, customer requests for financing, or deterioration in the financial condition of the guaranteed party.

A summary of our consolidated contractual obligations and commitments as of December 31, 2007 is as follows:

		Payments Due by Period
(in millions of dollars)	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Long-term debt *	$8,063	$48	$2,076	$1,042	$4,897
Operating leases	1,595	451	600	292	252
Purchase obligations	14,378	9,009	3,684	776	909
Other long-term liabilities	3,713	844	947	664	1,258

Total contractual obligations	$27,749	$10,352	$7,307	$2,774	$7,316

*	Principal only; excludes associated interest payments

Purchase obligations include amounts committed under legally enforceable contracts or purchase orders for goods and services with defined terms as to price, quantity, delivery and termination liability. Approximately 27% of the purchase obligations disclosed above represent purchase orders for products to be delivered under firm contracts with the U.S. government for which we have full recourse under normal contract termination clauses.

Other long-term liabilities primarily include those amounts on our December 31, 2007 balance sheet representing obligations under product service and warranty policies, performance and operating cost guarantees, estimated environmental remediation costs and payments under employee benefit programs. The timing of expected cash flows associated with these obligations is based upon management’s estimates over the terms of these agreements and is largely based upon historical experience.

The above table does not reflect unrecognized tax benefits of $798 million, the timing of which is uncertain, except for $25 million to $75 million that may become payable during 2008. Refer to Note 9 to the Consolidated Financial Statements for additional discussion on unrecognized tax benefits. In addition, the above table does not include pension contributions which we expect to make to our defined benefit pension plans in 2008 of up to $250 million.

Commercial Commitments

		Amount of Commitment Expiration per Period
(in millions of dollars)	Committed	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Commercial aerospace financing and rental commitments	$1,370	$754	$110	$11	$495
IAE financing arrangements	1,639	332	584	521	202
Unconsolidated subsidiary debt guarantees	296	124	96	1	75
Commercial aerospace financing arrangements	219	34	43	21	121
Commercial customer financing arrangements	196	163	33	—	—
Performance guarantees	58	33	—	22	3

Total commercial commitments	$3,778	$1,440	$866	$576	$896

Refer to Notes 4, 13 and 14 to the Consolidated Financial Statements for additional discussion on contractual and commercial commitments.

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

We have evaluated our exposure to changes in foreign currency exchange rates, interest rates and commodity prices in our market risk sensitive instruments, which are primarily cash, debt and derivative instruments, using a value at risk analysis. Based on a 95% confidence level and a one-day holding period, at December 31, 2007, the potential loss in fair value on our market risk sensitive instruments was not material in relation to our financial position, results of operations or cash flows. Our calculated value at risk exposure represents an estimate of reasonably possible net losses based on volatilities and correlations and is not necessarily indicative of actual results. Refer to Notes 1, 8 and 12 to the Consolidated Financial Statements for additional discussion of foreign currency exchange, interest rates and financial instruments.

FOREIGN CURRENCY EXPOSURES. We have a large volume of foreign currency exposures that result from our international sales, purchases, investments, borrowings and other international transactions. International segment revenues, including U.S. export sales, averaged approximately $30 billion over the last three years. We actively manage foreign currency exposures that are associated with committed foreign currency purchases and sales and other assets and liabilities created in the normal course of business at the operating unit level. Exposures that cannot be naturally offset within an operating unit to an insignificant amount are hedged with foreign currency derivatives. We also have a significant amount of foreign currency net asset exposures. Currently, we do not hold any derivative contracts that hedge our foreign currency net asset exposures but may consider such strategies in the future.

INTEREST RATE EXPOSURES. Our long-term debt portfolio consists mostly of fixed-rate instruments. From time to time, we may hedge to floating rates using interest rate swaps. The hedges are designated as fair value hedges and the gains and losses on the swaps are reported in interest expense, reflecting that portion of interest expense at a variable rate. We issue commercial paper, which exposes us to changes in interest rates. Currently, we do not hold any derivative contracts that hedge our interest exposures, but may consider such strategies in the future.

COMMODITY PRICE EXPOSURES. We are exposed to volatility in the prices of raw materials used in some of our products and from time to time we may use forward contracts in limited circumstances to manage some of those exposures. In the future, if hedges are used, gains and losses may affect earnings. There were no outstanding commodity hedges as of December 31, 2007.

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

We have identified approximately 567 locations, mostly in the United States, at which we may have some liability for remediating contamination. We do not believe that any individual location’s exposure will have a material effect on our results of operations. Sites in the investigation, remediation or operation and maintenance stage represent approximately 92% of our accrued environmental liability.

We have been identified as a potentially responsible party under the Comprehensive Environmental Response Compensation and Liability Act (CERCLA or Superfund) at approximately 107 sites. The number of Superfund sites, in and of itself, does not represent a relevant measure of liability because the nature and extent of environmental concerns vary from site to site and our share of responsibility varies from sole responsibility to very little responsibility. In estimating our liability for remediation, we consider our likely proportionate share of the anticipated remediation expense and the ability of other potentially responsible parties to fulfill their obligations.

At December 31, 2007, we had $548 million reserved for environmental remediation. Cash outflows for environmental remediation were $46 million in 2007, $79 million in 2006 and $43 million in 2005. We estimate that ongoing environmental remediation expenditures in each of the next two years will approximate $56 million.

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

As previously disclosed, the Department of Justice (DOJ) sued us in 1999 in the U.S. District Court for the Southern District of Ohio, claiming that Pratt & Whitney violated the civil False Claims Act and common law. This lawsuit relates to the “Fighter Engine Competition” between Pratt & Whitney’s F100 engine and General Electric’s F110 engine. The DOJ alleges that the government overpaid for F100 engines under contracts awarded by the U.S. Air Force in fiscal years 1985 through 1990 because Pratt & Whitney inflated its estimated costs for some purchased parts and withheld data that would have revealed the overstatements. Treble damages and penalties of up to $10,000 per false claim could be assessed if the court finds that Pratt & Whitney violated the civil False Claims Act, and common law damages would accrue pre-judgment interest. Trial of this matter was completed in December 2004. At trial, the government claimed Pratt & Whitney’s liability is $624 million. We believe that this estimate is substantially overstated, denied any liability and vigorously defended against the DOJ’s claims. A decision is pending. Should the government ultimately prevail, the outcome of this matter could result in a material effect on our results of operations in the period in which a liability would be recognized or cash flows for the period in which damages would be paid.

As previously disclosed, on February 21, 2007, the European Commission’s Competition Directorate (EU Commission) ruled that Otis’ subsidiaries in Belgium, Luxembourg and the Netherlands, and a portion of the business of Otis’ German subsidiary, violated European Union (EU) competition rules and assessed a €225 million (approximately $300 million) civil fine against Otis, its relevant local entities, and UTC, which was paid during 2007. In May 2007, we filed an appeal of the decision before the EU’s European Court of First Instance. Resolution of the matter is not expected within the next twelve months.

As previously disclosed, during the first quarter of 2007, the Austrian Federal Competition Authority (Competition Authority) filed a complaint with the Cartel Court in Austria (Cartel Court) against Otis’ Austrian subsidiary in connection with an investigation of unlawful collusive arrangements in the Austrian elevator and escalator industry. On December 14, 2007, the Cartel Court, at the request of the Competition Authority, assessed civil fines against the participants in the collusive arrangements, including a fine of €18.2 million (approximately $26 million) against Otis’ Austrian subsidiary, which fine has been fully provided for at December 31, 2007. We have appealed the Cartel Court ruling.

Except as otherwise noted above, we do not believe that resolution of any of these matters will have a material adverse effect upon our competitive position, results of operations, cash flows or financial condition.

Other Matters

As previously disclosed, class action consumer complaints have been filed against Carrier in Washington, Minnesota, Michigan, Wisconsin, Ontario and British Columbia. The complaints allege Carrier engaged in deceptive and unfair trade practices by knowingly selling high-efficiency condensing furnaces containing secondary heat exchangers that corrode and fail prematurely, causing residential customers to incur labor costs for repair or replacement that are not covered by Carrier’s warranty. While Carrier denies liability and disputes the claims, Carrier and counsel for the class action plaintiffs have reached a comprehensive agreement to settle these actions. Under the settlement, Carrier agrees to (1) extend the labor warranty on the heat exchangers for current owners of affected furnaces, or provide an optional credit toward the purchase of new equipment, (2) reimburse owners who have already paid for repairs to their heat exchanger, and (3) pay the fees and costs incurred by the plaintiffs. The settlement is subject to approval by the U.S. and Canadian courts, after notice to the potential class members. Carrier anticipates decisions by these courts during 2008. During the quarter ended December 31, 2007, we recorded a reserve of approximately $36 million for the actual and estimated future costs of the settlement.

Additional discussion of our environmental, U.S. government contract matters, product performance and other contingent liabilities is included in “Critical Accounting Estimates” and Notes 1, 13 and 14 to the Consolidated Financial Statements. For additional discussion of our legal proceedings, see Item 3, “Legal Proceedings,” in our Annual Report on Form 10-K for 2007.

New Accounting Pronouncements

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements,” (SFAS 157) which is effective for fiscal years beginning after November 15, 2007 and for interim periods within those years. This statement defines fair value, establishes a framework for measuring fair value and expands the related disclosure requirements. This statement applies under other accounting pronouncements that require or permit fair value measurements. The statement indicates, among other things, that a fair value measurement assumes that the transaction to sell an asset or transfer a liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability. SFAS 157 defines fair value based upon an exit price model. Relative to SFAS 157, the FASB proposed FASB Staff Positions (FSP) 157-a, 157-b, and 157-c. FSP 157-a amends SFAS 157 to exclude Financial Accounting Standards No. 13, “Accounting for Leases,” and its related interpretive accounting pronouncements that address leasing transactions, while FSP 157-b delays the effective date of SFAS 157 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis. FSP 157-c clarifies the principles in SFAS 157 on the fair value measurement of liabilities. Public comments on FSP 157-a and 157-b were due in January 2008, while public comments on FSP 157-c are due in February 2008. Based upon pronouncements issued to date, we have evaluated the new statement and have determined that it will not have a significant impact on the determination or reporting of our financial results.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities – Including an amendment of FASB Statement No. 115,” which is effective for fiscal years beginning after November 15, 2007. This statement permits entities to choose to measure many financial instruments and certain other items at fair value. This statement also establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. Unrealized gains and losses on items for which the fair value option is elected would be reported in earnings. We have evaluated the new statement and have determined that it will not have a significant impact on the determination or reporting of our financial results.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), “Business Combinations” (SFAS 141(R)), which replaces SFAS No. 141, “Business Combinations.” SFAS 141(R) retains the underlying concepts of SFAS 141 in that all business combinations are still required to be accounted for at fair value under the acquisition method of accounting but SFAS 141(R) changed the method of applying the acquisition method in a number of significant aspects. Acquisition costs will generally be expensed as incurred; noncontrolling interests will be valued at fair value at the acquisition date; in-process research and development will be recorded at fair value as an indefinite-lived intangible asset at the acquisition date; restructuring costs associated with a business combination will generally be expensed subsequent to the acquisition date; and changes in deferred tax asset valuation allowances and income tax uncertainties after the acquisition date generally will affect income tax expense. SFAS 141(R) is effective on a prospective basis for all business combinations for which the acquisition date is on or after the beginning of the first annual period subsequent to December 15, 2008, with the exception of the accounting for valuation allowances on deferred taxes and acquired tax contingencies. SFAS 141(R) amends SFAS 109 such that adjustments made to valuation allowances on deferred taxes and acquired tax contingencies associated with acquisitions that closed prior to the effective date of SFAS 141(R) would also apply the provisions of SFAS 141(R). Early adoption is not permitted. We are currently evaluating the effects, if any, that SFAS 141(R) may have on our financial statements; however, since we have significant acquired deferred tax assets for which full valuation allowances were recorded at the acquisition date, SFAS 141(R) could significantly affect the results of operations if changes in the valuation allowances occur subsequent to adoption. As of December 31, 2007, the company has established deferred tax valuation allowances of $245 million in purchase accounting. Refer to Note 9 to the Consolidated Financial Statements for additional discussion on deferred tax valuation allowances.

In December 2007, the FASB issued Financial Accounting Standards No. 160, “Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51.” This statement is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008, with earlier adoption prohibited. This statement requires the recognition of a noncontrolling interest (minority interest) as equity in the consolidated financial statements and separate from the parent’s equity. The amount of net income attributable to the noncontrolling interest will be included in consolidated net income on the face of the income statement. It also amends certain of ARB No. 51’s consolidation procedures for consistency with the requirements of SFAS 141(R). This statement also includes expanded disclosure requirements regarding the interests of the parent and its noncontrolling interest. We are currently evaluating this new statement and anticipate that the statement will not have a significant impact on the reporting of our results of operations.

In December 2007, the Emerging Issues Task Force (EITF) issued Issue No. 07-1, “Accounting for Collaborative Arrangements.” This Issue is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years, and shall be applied retrospectively to all prior periods presented for all collaborative arrangements existing as of the effective date. This Issue requires that transactions with third parties (i.e., revenue generated and costs incurred by the partners) should be reported in the appropriate line item in each company’s financial statement pursuant to the guidance in EITF Issue No. 99-19, “Reporting Revenue Gross as a Principal versus Net as an Agent.” This Issue also includes enhanced disclosure requirements regarding the nature and purpose of the arrangement, rights and obligations under the arrangement, accounting policy, amount and income statement classification of collaboration transactions between the parties. The collaborator share of revenues under Pratt & Whitney’s engine programs was approximately $913 million, $795 million and $664 million for 2007, 2006 and 2005, respectively. Costs associated with engine programs under collaboration agreements are expensed as incurred. Under this Issue, revenues would be increased by these amounts with an offsetting increase to cost of sales in order to reflect the impact of the collaboration arrangements on a gross basis.

Cautionary Note Concerning Factors That May Affect Future Results

This annual report contains statements which, to the extent they are not statements of historical or present fact, constitute “forward-looking statements” under the securities laws. From time to time, oral or written forward-looking statements may also be included in other materials released to the public. These forward-looking statements are intended to provide management’s current expectations or plans for our future operating and financial performance, based on assumptions currently believed to be valid. Forward-looking statements can be identified by the use of words such as “believe,” “expect,” “plans,” “strategy,” “prospects,” “estimate,” “project,” “target,” “anticipate,” “guidance” and other words of similar meaning in connection with a discussion of future operating or financial performance. These include, among others, statements relating to:

•	future earnings and other measures of financial performance;

•	future cash flow and uses of cash;

•	the effect of economic downturns or growth in particular regions;

•	the effect of changes in the level of activity in particular industries or markets;

•	the availability and cost of materials, components, services and supplies;

•	the scope, nature or impact of acquisition activity and integration into our businesses;

•	the development, production and support of advanced technologies and new products and services;

•	new business opportunities;

•	restructuring costs and savings;

•	the effective negotiation of collective bargaining agreements;

•	the outcome of contingencies;

•	future repurchases of common stock;

•	future levels of indebtedness and capital spending; and

•	pension plan assumptions and future contributions.

All forward-looking statements involve risks and uncertainties that may cause actual results to differ materially from those expressed or implied in the forward-looking statements. For additional information identifying factors that may cause actual results to vary materially from those stated in the forward-looking statements, see our reports on Forms 10-K, 10-Q and 8-K filed with the Securities and Exchange Commission from time to time. Our Annual Report on Form 10-K for 2007 includes important information as to these factors in the “Business” section under the headings “General,” “Description of Business by Segment” and “Other Matters Relating to our Business as a Whole” and in the “Risk Factors” and “Legal Proceedings” sections.

Management’s Report on Internal Control over Financial Reporting

The management of UTC is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with accounting principles generally accepted in the United States of America. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Management has assessed the effectiveness of UTC’s internal control over financial reporting as of December 31, 2007. In making its assessment, management has utilized the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control – Integrated Framework. Management concluded that based on its assessment, UTC’s internal control over financial reporting was effective as of December 31, 2007. The effectiveness of UTC’s internal control over financial reporting, as of December 31, 2007, has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which appears on page 24.

/s/ George David
George David
Chairman and Chief Executive Officer

/s/ Louis R. Chênevert
Louis R. Chênevert
President and Chief Operating Officer

/s/ James E. Geisler
James E. Geisler
Vice President, Finance

/s/ Gregory J. Hayes
Gregory J. Hayes
Vice President, Accounting & Finance

/s/ Margaret M. Smyth
Margaret M. Smyth
Vice President, Controller

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareowners of United Technologies Corporation:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of cash flows and of changes in shareowners’ equity present fairly, in all material respects, the financial position of United Technologies Corporation and its subsidiaries at December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Corporation’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express opinions on these financial statements and on the Corporation’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 1 to the consolidated financial statements, the Corporation changed the manner in which it accounts for conditional asset retirement obligations in 2005, the manner in which it accounts for defined benefit pension and other postretirement plans in 2006 and 2007, and the manner in which it accounts for uncertain tax positions in 2007.

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

/s/ PRICEWATERHOUSECOOPERS LLP

Hartford, Connecticut
February 7, 2008

CONSOLIDATED STATEMENT OF OPERATIONS

(in millions of dollars, except per share amounts)	2007	2006	2005
Revenues
Product sales	$39,240	$34,271	$30,641
Service sales	14,679	12,847	11,637
Other income, net	840	711	447

	54,759	47,829	42,725

Costs and Expenses
Cost of products sold	29,927	26,089	23,320
Cost of services sold	9,995	8,651	7,615
Research and development	1,678	1,529	1,367
Selling, general and administrative	6,109	5,462	5,241

Operating Profit	7,050	6,098	5,182
Interest	666	606	498

Income before income taxes and minority interests	6,384	5,492	4,684
Income taxes	1,836	1,494	1,253
Minority interests in subsidiaries’ earnings	324	266	267

Income before cumulative effect of a change in accounting principle	4,224	3,732	3,164
Cumulative effect of a change in accounting principle, net of tax (Note 1)	—	—	95

Net Income	$4,224	$3,732	$3,069

Earnings per Share of Common Stock
Basic:
Income before cumulative effect of a change in accounting principle	$4.38	$3.81	$3.19
Cumulative effect of a change in accounting principle	$—	$—	$0.09
Net income	$4.38	$3.81	$3.10
Diluted:
Income before cumulative effect of a change in accounting principle	$4.27	$3.71	$3.12
Cumulative effect of a change in accounting principle	$—	$—	$0.09
Net income	$4.27	$3.71	$3.03

See accompanying Notes to Consolidated Financial Statements

CONSOLIDATED BALANCE SHEET

(in millions of dollars, except per share amounts— shares in thousands)	2007	2006
Assets
Cash and cash equivalents	$2,904	$2,546
Accounts receivable (net of allowance for doubtful accounts of $298 and $324)	8,844	7,679
Inventories and contracts in progress	8,101	6,657
Future income tax benefits	1,267	1,261
Other current assets	955	701

Total Current Assets	22,071	18,844
Customer financing assets	963	1,073
Future income tax benefits	1,126	1,690
Fixed assets	6,296	5,725
Goodwill	16,120	14,146
Intangible assets	3,757	3,216
Other assets	4,242	2,447

Total Assets	$54,575	$47,141

Liabilities and Shareowners’ Equity
Short-term borrowings	$1,085	$857
Accounts payable	5,059	4,263
Accrued liabilities	11,277	10,051
Long-term debt currently due	48	37

Total Current Liabilities	17,469	15,208
Long-term debt	8,015	7,037
Future pension and postretirement benefit obligations	2,562	2,926
Other long-term liabilities	4,262	3,837

Total Liabilities	32,308	29,008

Commitments and Contingent Liabilities (Notes 4 and 14)
Minority interests in subsidiary companies	912	836
Shareowners’ Equity:
Capital Stock:
Preferred Stock, $1 par value; Authorized—250,000 shares; None issued or outstanding	—	—
Common Stock, $1 par value; Authorized—4,000,000 shares; Issued 1,364,791 and 1,351,471 shares	10,572	9,622
Treasury Stock—381,244 and 355,771 common shares at cost	(11,338)	(9,413)
Retained earnings	21,751	18,754
Unearned ESOP shares	(214)	(227)
Accumulated other non-shareowners’ changes in equity:
Foreign currency translation	1,355	633
Other	(771)	(2,072)

Total Accumulated Other Non-Shareowners’ Changes in Equity	584	(1,439)

Total Shareowners’ Equity	21,355	17,297

Total Liabilities and Shareowners’ Equity	$54,575	$47,141

See accompanying Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENT OF CASH FLOWS

(in millions of dollars)	2007	2006	2005
Operating Activities
Net income	$4,224	$3,732	$3,069
Adjustments to reconcile net income to net cash flows provided by operating activities:
Depreciation and amortization	1,173	1,033	984
Deferred income tax provision (benefit)	58	(214)	262
Minority interests in subsidiaries’ earnings	324	266	267
Stock compensation cost	198	180	153
Change in:
Accounts receivable	(462)	(35)	(830)
Inventories and contracts in progress	(1,111)	(789)	(430)
Other current assets	44	25	(39)
Accounts payable and accrued liabilities	1,561	990	862
Other, net	(679)	(385)	36

Net Cash Provided by Operating Activities	5,330	4,803	4,334

Investing Activities
Capital expenditures	(1,153)	(954)	(929)
Increase in customer financing assets	(411)	(314)	(285)
Decrease in customer financing assets	272	382	215
Business acquisitions	(2,037)	(911)	(4,063)
Dispositions of businesses	298	451	308
Other, net	(151)	85	105

Net Cash Used in Investing Activities	(3,182)	(1,261)	(4,649)

Financing Activities
Issuance of long-term debt	1,032	1,109	2,373
Repayment of long-term debt	(330)	(825)	(504)
Increase (decrease) in short-term borrowings	191	(817)	237
Common Stock issued under employee stock plans	415	346	282
Dividends paid on Common Stock	(1,080)	(951)	(832)
Repurchase of Common Stock	(2,001)	(2,068)	(1,181)
Dividends to minority interests and other	(182)	(136)	(40)

Net Cash (Used in) Provided by Financing Activities	(1,955)	(3,342)	335

Effect of foreign exchange rate changes on Cash and cash equivalents	165	99	(38)

Net increase (decrease) in Cash and cash equivalents	358	299	(18)

Cash and cash equivalents, beginning of year	2,546	2,247	2,265

Cash and cash equivalents, end of year	$2,904	$2,546	$2,247

Supplemental Disclosure of Cash Flow Information:
Interest paid, net of amounts capitalized	$629	$575	$509
Income taxes paid, net of refunds	$1,818	$1,347	$932
Non-cash investing and financing activities include:
Contributions of UTC common stock of $150 during each of 2007 and 2006 to domestic defined benefit pension plans

See accompanying Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENT OF CHANGES IN SHAREOWNERS’ EQUITY

(in millions of dollars, except per share amounts)	Common Stock	Treasury Stock	Retained Earnings	Unearned ESOP Shares	Accumulated Other Non-Shareowners’ Changes in Equity	Non-Shareowners’ Changes in Equity for the Period
December 31, 2004	$8,106	$(6,312)	$13,880	$(256)	$(1,152)	$3,320

Common Stock issued under employee plans (11.2 million shares), including tax benefit of $59	592	13	(25)	15
Common Stock contributed to defined benefit pension plans (3.0 million shares)	95	62
Common Stock repurchased (22.6 million shares)		(1,181)
Dividends on Common Stock ($0.88 per share)			(832)
Dividends on ESOP Common Stock ($0.88 per share)			(41)
Non-Shareowners’ Changes in Equity:
Net income			3,069			3,069
Foreign currency translation adjustments					(190)	(190)
Minimum pension liability adjustments, net of income taxes of $711					1,205	1,205
Unrealized holding loss on marketable equity securities, including tax benefit of $32					(49)	(49)
Unrealized cash flow hedging loss, including tax benefit of $2					(8)	(8)

December 31, 2005	$8,793	$(7,418)	$16,051	$(241)	$(194)	$4,027

Common Stock issued under employee plans (12.6 million shares), including tax benefit of $101	738	14	(34)	14
Common Stock contributed to defined benefit pension plans (2.5 million shares)	91	59
Common Stock repurchased (33.3 million shares)		(2,068)
Dividends on Common Stock ($1.02 per share)			(951)
Dividends on ESOP Common Stock ($1.02 per share)			(44)
Adjustment to initially apply SFAS No. 158, including tax benefit of $1,145					(1,831)
Non-Shareowners’ Changes in Equity:
Net income			3,732			3,732
Foreign currency translation adjustments					613	613
Minimum pension liability adjustment, net of income taxes of $8					20	20
Unrealized holding gain on marketable equity securities, net of income taxes of $4					6	6
Unrealized cash flow hedging loss, including tax benefit of $28					(53)	(53)

December 31, 2006	$9,622	$(9,413)	$18,754	$(227)	$(1,439)	$4,318

Effect of changing pension plan measurement date pursuant to SFAS No. 158, net of taxes of $193			(45)		470
Adoption of FASB Interpretation No. 48			(19)

Opening balance at January 1, 2007, as adjusted	$9,622	$(9,413)	$18,690	$(227)	$(969)	$4,318
Common Stock issued under employee plans (13.8 million shares), including tax benefit of $130	863	13	(36)	13
Common Stock contributed to defined benefit pension plans (2.3 million shares)	87	63
Common Stock repurchased (28.3 million shares)		(2,001)
Dividends on Common Stock ($1.17 per share)			(1,080)
Dividends on ESOP Common Stock ($1.17 per share)			(47)
Non-Shareowners’ Changes in Equity:
Net income			4,224			4,224
Foreign currency translation adjustments					722	722
Change in pension and post-retirement benefit plans, net of income taxes of $419					776	776
Adjustment for sale of securities, net of income taxes of $50					(84)	(84)
Unrealized cash flow hedging gain, net of income taxes of $58					139	139

December 31, 2007	$10,572	$(11,338)	$21,751	$(214)	$584	$5,777

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

ACCOUNTS RECEIVABLE. Current and long-term accounts receivable include retainage of $121 million and $108 million in 2007 and 2006, respectively, and unbilled receivables of $643 million and $487 million in 2007 and 2006, respectively.

Retainage represents amounts that, pursuant to the applicable contract, are not due until project completion and acceptance by the customer. Unbilled receivables represent revenues that are not currently billable to the customer under the terms of the contract. These items are expected to be collected in the normal course of business. Long-term accounts receivable are included in other assets in the Consolidated Balance Sheet.

MARKETABLE EQUITY SECURITIES. Equity securities that have a readily determinable fair value and that we do not intend to trade are classified as available for sale and carried at fair value. Unrealized holding gains and losses are recorded as a separate component of shareowners’ equity, net of deferred income taxes.

INVENTORIES AND CONTRACTS IN PROGRESS. Inventories and contracts in progress are stated at the lower of cost or estimated realizable value and are primarily based on first-in, first-out (FIFO) or average cost methods; however, certain subsidiaries use the last-in, first-out (LIFO) method. If inventories that were valued using the LIFO method had been valued under the FIFO method, they would have been higher by $173 million and $170 million at December 31, 2007 and 2006, respectively.

Costs accumulated against specific contracts or orders are at actual cost. Inventory in excess of requirements for contracts and current or anticipated orders have been reserved as appropriate. Manufacturing costs are allocated to current production and firm contracts.

FIXED ASSETS. Fixed assets are stated at cost. Depreciation is computed over the assets’ useful lives using the straight-line method, except for aerospace assets acquired prior to January 1, 1999, which are depreciated using accelerated methods.

GOODWILL AND OTHER INTANGIBLE ASSETS. Goodwill represents costs in excess of fair values assigned to the underlying net assets of acquired businesses. Goodwill and intangible assets deemed to have indefinite lives are not amortized. Goodwill and indefinite-lived intangible assets are subject to annual impairment testing using the guidance and criteria described in Statement of Financial Accounting Standard (SFAS) No. 142, “Goodwill and Other Intangible Assets.” This testing compares carrying values to fair values and, when appropriate, the carrying value of these assets is reduced to fair value. During 2007, we were not required to record any impairment on goodwill or indefinite-lived intangibles.

Intangible assets other than goodwill consist of service portfolios, patents and trademarks, customer relationships and other intangible assets. Useful lives of finite lived intangible assets are estimated based upon the nature of the intangible asset and the industry in which the intangible asset is used. Estimated useful lives of service portfolios generally range from 5 to 30 years. Estimated useful lives of patents and finite-lived trademarks range from 3 to 40 years. Estimated useful lives of customer relationships and other assets range from 2 to 32 years. These intangible assets are amortized based on the pattern in which the economic benefits of the intangible assets are consumed. If a pattern of economic benefit cannot be reliably determined, a straight-line amortization method is used.

OTHER LONG-LIVED ASSETS. We evaluate the potential impairment of other long-lived assets when appropriate. If the carrying value of assets exceeds the sum of the undiscounted expected future cash flows, the carrying value of the asset is written down to fair value.

INCOME TAXES. In the ordinary course of business there is inherent uncertainty in quantifying our income tax positions. We assess our income tax positions and record tax benefits for all years subject to examination based upon management’s evaluation of the facts, circumstances, and information available at the reporting dates. For those tax positions where it is more-likely-than-not that a tax benefit will be sustained, we have recorded the largest amount of tax benefit with a greater than 50% likelihood of being realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where it is not more-likely-than-not that a tax benefit will be sustained, no tax benefit has been recognized in the financial statements. Where applicable, associated interest has also been recognized.

We adopted the provisions of Financial Accounting Standards Board (FASB) Interpretation No. 48, “Accounting for Uncertainty in Income Taxes,” (FIN 48) on January 1, 2007. As a result of this adoption, we recognized a charge of approximately $19 million to the January 1, 2007 retained earnings balance. We recognize interest accrued related to unrecognized tax benefits in interest expense. Penalties, if incurred, would be recognized as a component of income tax expense.

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

Losses, if any, on contracts are provided for when anticipated. Loss provisions on original equipment contracts are recognized to the extent that estimated inventoriable manufacturing, engineering, product warranty and product performance guarantee costs exceed the projected revenue from the products contemplated under the contractual arrangement. For new commitments, we generally record loss provisions at the earlier of contract announcement or contract signing. For existing commitments, anticipated losses on contracts are recognized in the period in which losses become evident. Products contemplated under contractual arrangement include products purchased under contract and, in the large commercial engine business, replacement parts required by regulation that are expected to be purchased subsequently for incorporation into the original equipment. Revenue projections used in determining contract loss provisions are based upon estimates of the quantity, pricing and timing of future product deliveries. Losses are recognized on shipment to the extent that inventoriable manufacturing costs, estimated warranty costs and product performance guarantee costs exceed revenue realized. Contract accounting requires estimates of future costs over the performance period of the contract as well as estimates of award fees and other sources of revenue. These estimates are subject to change and result in adjustments to margins on contracts in progress. The extent of progress toward completion on our long-term commercial aerospace equipment and helicopter contracts is measured using units of delivery. In addition, we use the cost-to-cost method for development contracts in the aerospace businesses and for elevator and escalator sales, installation and modernization contracts. For long-term aftermarket contracts, revenue is recognized over the contract period in proportion to the costs expected to be incurred in performing services under the contract. We review our cost estimates on significant contracts on a quarterly basis, and for others, no less frequently than annually or when circumstances change and warrant a modification to a previous estimate. Adjustments to contract loss provisions are recorded in earnings upon identification.

Service sales, representing aftermarket repair and maintenance activities, are recognized over the contractual period or as services are performed. In the commercial businesses, revenue is generally recognized on a straight line basis. In the aerospace businesses, revenue is generally recognized in proportion to cost.

Revenues from engine programs under collaboration agreements are recorded as earned and the collaborator share of revenue is recorded as a reduction of revenue at that time. The collaborator share of revenues under Pratt & Whitney’s engine programs was approximately $913 million, $795 million and $664 million for 2007, 2006 and 2005, respectively. Costs associated with engine programs under collaboration agreements are expensed as incurred. The collaborator share of program costs is recorded as a reduction of the related expense item at that time.

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

We have used derivative instruments, including swaps, forward contracts and options, to manage certain foreign currency, interest rate and commodity price exposures. Derivative instruments are viewed as risk management tools by us and are not used for trading or speculative purposes. Derivatives used for hedging purposes may be designated and effective as a hedge of the identified risk exposure at the inception of the contract.

All derivative instruments are recorded on the balance sheet at fair value. Derivatives used to hedge foreign-currency-denominated balance sheet items are reported directly in earnings along with offsetting transaction gains and losses on the items being hedged. Derivatives used to hedge forecasted cash flows associated with foreign currency commitments or forecasted commodity purchases may be accounted for as cash flow hedges, as deemed appropriate. Gains and losses on derivatives designated as cash flow hedges are recorded in other comprehensive income and reclassified to earnings in a manner that matches the timing of the earnings impact of the hedged transactions. The ineffective portion of all hedges, if any, is recognized currently in earnings.

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

ASSET RETIREMENT OBLIGATIONS. FASB Interpretation No. 47, “Accounting for Conditional Asset Retirement Obligations (an interpretation of FASB Statement No. 143),” was issued in March 2005. This Interpretation provides clarification with respect to the timing of liability recognition for legal obligations associated with the retirement of tangible long-lived assets when the timing and/or method of settlement of the obligation is conditional on a future event. This Interpretation requires that the fair value of a liability for a conditional asset retirement obligation be recognized in the period in which it occurred if a reasonable estimate of fair value can be made. We have determined that conditional legal obligations exist for certain of our worldwide owned and leased facilities related primarily to building materials. We adopted this Interpretation on December 31, 2005 and recorded a non-cash transition impact of $95 million, net of taxes, which was reported as a Cumulative Effect of a Change in Accounting Principle, Net of Tax in the Statement of Operations, and a liability for conditional asset retirement obligations of approximately $160 million. As of December 31, 2007 and 2006, the outstanding liability for asset retirement obligations was $171 million and $188 million, respectively.

PENSION AND POSTRETIREMENT OBLIGATIONS. In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statement Nos. 87, 88, 106 and 132(R)” (SFAS 158). This statement requires balance sheet recognition of the overfunded or underfunded status of pension and postretirement benefit plans. Under SFAS 158, actuarial gains and losses, prior service costs or credits, and any remaining transition assets or obligations that have not been recognized under previous accounting standards must be recognized in Accumulated Other Non-Shareowners’ Changes in Equity, net of tax effects, until they are amortized as a component of net periodic benefit cost. SFAS 158 was effective for publicly-held companies for fiscal years ending after December 15, 2006, except for the measurement date provisions, which are effective for fiscal years ending after December 15, 2008. Based on the funded status of our plans as of December 31, 2006, the adoption of SFAS 158 decreased total assets by approximately $2.4 billion, decreased total liabilities by approximately $549 million and reduced total shareowners’ equity by approximately $1.8 billion, net of taxes. SFAS 158 also requires the measurement date (the date at which plan assets and the benefit obligation are measured) to be the company’s fiscal year end. We early-adopted the measurement date provisions of SFAS 158 effective January 1, 2007. The majority of our pension and postretirement plans previously used a November 30 measurement date. All plans are now measured as of December 31, consistent with our company’s fiscal year end. The non-cash effect of the adoption of the measurement date provisions of SFAS 158 increased shareowners’ equity by approximately $425 million and decreased long-term liabilities by approximately $620 million. The adoption of SFAS 158 did not affect our results of operations.

[note 2] Business Acquisitions, Goodwill and Intangible Assets

BUSINESS ACQUISITIONS. Our investments in businesses in 2007, 2006 and 2005 totaled $2.3 billion, $1.0 billion and $4.6 billion, including debt assumed of $300 million, $138 million and $520 million, respectively.

The 2007 investments consisted principally of the acquisition of Initial Electronic Security Group (IESG), a division of Rentokil Initial, plc, and Marioff Corporation, Oy (Marioff) both now part of the UTC Fire & Security segment, and a number of small acquisitions in both the commercial and aerospace businesses.

On July 2, 2007, we completed the acquisition of IESG with the exception of the French operations, the acquisition of which was completed on December 27, 2007 after receiving regulatory approval. The total purchase price was approximately $1.2 billion including approximately $250 million of debt assumed. We recorded approximately $1.0 billion of goodwill and approximately $300 million of identified intangible assets in connection with this acquisition. The acquisition of IESG is expected to enhance UTC Fire & Security’s scale and capability in the electronic security business in key markets where we have a significant presence. IESG sells integrated security systems, intrusion detection, closed circuit television, access control and security software. It is headquartered in the United Kingdom, with operations in the United Kingdom, the Netherlands, the United States and France.

On August 30, 2007, we completed the acquisition of Marioff, a global provider of water mist fire suppression systems for land and marine applications, for approximately $348 million. We recorded approximately $200 million of goodwill and approximately $120 million of identified intangibles in connection with this acquisition. The acquisition increases UTC Fire & Security’s presence in environmentally friendly water-based suppression systems and will expand the company’s product and service offerings.

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

In connection with the acquisition of Kidde, we recorded $966 million of identifiable intangible assets. The Kidde trademark, valued at $132 million, was assigned an indefinite life. The amortized intangible assets and the weighted-average amortization periods are as follows: trademarks—$73 million (15 years), customer relationships—$696 million (3-32 years) and completed technology—$65 million (10 years).

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

The assets and liabilities of the acquired businesses are accounted for under the purchase method of accounting and recorded at their fair values at the dates of acquisition. The excess of the purchase price over the estimated fair values of the net assets acquired was recorded as an increase in goodwill of approximately $1.8 billion in 2007, $646 million in 2006, and $3.3 billion in 2005. The results of operations of acquired businesses have been included in the Consolidated Statement of Operations beginning as of the effective date of acquisition. The final purchase price allocation for acquisitions is subject to the finalization of the valuation of certain assets and liabilities, plans for consolidation of facilities and relocation of employees and other integration activities. As a result, preliminary amounts assigned to assets and liabilities will be subject to revision in future periods.

GOODWILL. The changes in the carrying amount of goodwill, by segment, are as follows:

(in millions of dollars)	Balance as of January 1, 2007	Goodwill resulting from business combinations	Foreign currency translation and other	Balance as of December 31, 2007
Otis	$1,305	$19	$17	$1,341
Carrier	2,604	240	72	2,916
UTC Fire & Security	4,430	1,394	98	5,922
Pratt & Whitney	1,002	25	—	1,027
Hamilton Sundstrand	4,525	23	31	4,579
Sikorsky	192	38	5	235

Total Segments	14,058	1,739	223	16,020
Eliminations & Other	88	16	(4)	100

Total	$14,146	$1,755	$219	$16,120

INTANGIBLE ASSETS. Identifiable intangible assets are comprised of the following:

	2007		2006
(in millions of dollars)	Gross Amount	Accumulated Amortization	Gross Amount	Accumulated Amortization
Amortized:
Service portfolios	$1,559	$(633)	$1,304	$(507)
Patents and trademarks	378	(97)	362	(79)
Other, principally customer relationships	2,445	(654)	1,845	(421)

	$4,382	$(1,384)	$3,511	$(1,007)

Unamortized:
Trademarks and other	$759	$—	$712	$—

Amortization of intangible assets for the years ended December 31, 2007 and 2006 was $325 million and $250 million, respectively. Amortization of these intangible assets for 2008 through 2012 is expected to approximate $285 million per year.

[note 3] Earnings Per Share

(in millions, except per share amounts)	Income	Average Shares	Per Share Amount
December 31, 2007
Net income	$4,224
Net income – basic	4,224	963.9	$4.38
Stock awards	—	24.9

Net income – diluted	$4,224	988.8	$4.27
December 31, 2006
Net income	$3,732
Net income – basic	3,732	980.0	$3.81
Stock awards	—	25.7

Net income – diluted	$3,732	1,005.7	$3.71

December 31, 2005
Income before cumulative effect of a change in accounting principle	$3,164	991.2	$3.19
Cumulative effect of a change in accounting principle, net	(95)	991.2	(.09)

Net income – basic	3,069	991.2	3.10

Income before cumulative effect of a change in accounting principle	3,164	991.2
Stock awards	—	23.3

Diluted—Income before cumulative effect of a change in accounting principle	3,164	1,014.5	3.12
Cumulative effect of a change in accounting principle, net	(95)	1,014.5	(.09)

Net income – diluted	$3,069	1,014.5	$3.03

[note 4] Commercial Aerospace Industry Assets and Commitments

We have receivables and other financing assets with commercial aerospace industry customers totaling $2,586 million and $2,437 million at December 31, 2007 and 2006, respectively.

Customer financing assets related to commercial aerospace industry customers consist of products under lease of $646 million and notes and leases receivable of $367 million. The notes and leases receivable are scheduled to mature as follows: $127 million in 2008, $16 million in 2009, $13 million in 2010, $11 million in 2011, $44 million in 2012, and $156 million thereafter.

Financing commitments, in the form of secured debt, guarantees or lease financing, are provided to commercial aerospace customers. The extent to which the financing commitments will be utilized is not currently known, since customers may be able to obtain more favorable terms from other financing sources. We may also arrange for third-party investors to assume a portion of these commitments. If financing commitments are exercised, debt financing is generally secured by assets with fair market values equal to or exceeding the financed amounts with interest rates established at the time of funding. We also may lease aircraft and subsequently sublease the aircraft to customers under long-term noncancelable operating leases. In some instances, customers may have minimum lease terms that result in sublease periods shorter than our lease obligation. Lastly, we have made residual value and other guarantees related to various commercial aerospace customer-financing arrangements. The estimated fair market values of the guaranteed assets equal or exceed the value of the related guarantees, net of existing reserves.

Our commercial aerospace financing and rental commitments as of December 31, 2007 were $1,370 million and are exercisable as follows: $754 million in 2008, $73 million in 2009, $37 million in 2010, $5 million in 2011, $6 million in 2012 and $495 million thereafter. Our financing obligations with customers are contingent upon maintenance of certain levels of financial condition by the customers.

In addition, we have residual value and other guarantees of $219 million as of December 31, 2007.

We have a 33% interest in International Aero Engines AG (IAE), an international consortium of four shareholders organized to support the V2500 commercial aircraft engine program. Our interest in IAE is accounted for under the equity method of accounting. IAE may offer customer financing in the form of guarantees, secured debt or lease financing in connection with V2500 engine sales. At December 31, 2007, IAE had financing commitments of $1,262 million and asset value guarantees of $55 million. Our share of IAE’s financing commitments and asset value guarantees was approximately $428 million at December 31, 2007. In addition, IAE had lease obligations under long-term noncancelable leases of approximately $322 million, on an undiscounted basis, through 2020 related to aircraft, which are subleased to customers under long-term leases. These aircraft have fair market values, which approximate the financed amounts, net of reserves. The shareholders of IAE have guaranteed IAE’s financing arrangements to the extent of their respective ownership interests. In the event of default by a shareholder on certain of these financing arrangements, the other shareholders would be proportionately responsible.

Total reserves related to receivables and financing assets, financing commitments and guarantees were $243 million and $287 million at December 31, 2007 and 2006, respectively.

[note 5] Inventories and Contracts in Progress

(in millions of dollars)	2007	2006
Inventories consist of the following:
Raw material	$1,281	$1,082
Work-in-process	2,783	2,409
Finished goods	3,694	2,956
Contracts in progress	4,753	3,603

	12,511	10,050
Less:
Progress payments, secured by lien, on U.S. government contracts	(279)	(259)
Billings on contracts in progress	(4,131)	(3,134)

	$8,101	$6,657

Raw materials, work-in-process and finished goods are net of valuation reserves of $471 million and $422 million as of December 31, 2007 and 2006, respectively. As of December 31, 2007 and 2006, inventory also includes capitalized research and development costs of $740 million and $489 million, respectively, related to certain aerospace programs. These capitalized costs will be liquidated as production units are delivered to the customer. The capitalized contract research and development costs within inventory principally relate to capitalized costs on Sikorsky’s H-92 contract with the Canadian government.

Contracts in progress principally relate to elevator and escalator contracts and include costs of manufactured components, accumulated installation costs and estimated earnings on incomplete contracts.

Our sales contracts in many cases are long-term contracts expected to be performed over periods exceeding twelve months. At both December 31, 2007 and 2006, approximately 63% of total inventories and contracts in progress have been acquired or manufactured under such long-term contracts, a portion of which is not scheduled for delivery within the next twelve months.

[note 6] Fixed Assets

(in millions of dollars)	Estimated Useful Lives	2007	2006
Land		$351	$344
Buildings and improvements	20-40 years	4,561	4,306
Machinery, tools and equipment	3-20 years	9,394	8,561
Other, including under construction		571	527

		14,877	13,738
Accumulated depreciation		(8,581)	(8,013)

		$6,296	$5,725

Depreciation expense was $770 million in 2007, $724 million in 2006 and $709 million in 2005.

[note 7] Accrued Liabilities

(in millions of dollars)	2007	2006
Advances on sales contracts and service billings	$4,934	$3,552
Accrued salaries, wages and employee benefits	1,858	1,626
Litigation and contract matters	538	560
Service and warranty	573	508
Income taxes payable	450	748
Interest payable	265	228
Accrued property, sales and use taxes	209	191
Accrued restructuring costs	88	178
Accrued workers compensation	168	156
Other	2,194	2,304

	$11,277	$10,051

[note 8] Borrowings and Lines of Credit

Short-term borrowings consist of the following:

(in millions of dollars)	2007	2006
Domestic borrowings	$1	$6
Foreign bank borrowings	1,084	401
Commercial paper	—	450

	$1,085	$857

The weighted-average interest rates applicable to short-term borrowings outstanding at December 31, 2007 and 2006 were 7.2% and 5.9%, respectively. At December 31, 2007, approximately $2.0 billion was available under short-term lines of credit with local banks at our various domestic and international subsidiaries.

At December 31, 2007, we had credit commitments from banks totaling $2.5 billion. We had a credit commitment of $1.5 billion under a revolving credit agreement, which serves as a backup facility for the issuance of commercial paper. As of December 31, 2007, there were no borrowings under this revolving credit agreement. We also have a $1.0 billion multi-currency revolving credit agreement that is to be used for general corporate funding purposes, including acquisitions. As of December 31, 2007, approximately $503 million had been borrowed under this revolving credit agreement to fund corporate expenses and international acquisitions. This credit agreement expires November 2011.

In December 2007, we issued $1.0 billion of long-term debt, the proceeds of which were primarily used to repay commercial paper borrowings. We generally use our commercial paper borrowings for general corporate purposes including financing acquisitions and the repurchase of our stock. The terms of the long-term debt issued in December 2007 were as follows:

Principal (in millions of dollars)	Rate	Maturity
$ 1,000	5.375%	December 15, 2017

We may redeem the notes, in whole or in part, at our option at any time at a redemption price in U.S. dollars equal to the greater of 100% of the principal amount of the notes to be redeemed or the sum of the present values of the remaining scheduled payments of principal and interest on the notes to be redeemed, discounted to the redemption date on a semiannual basis at the adjusted treasury rate plus 25 basis points. The redemption price will also include interest accrued to the date of redemption on the principal balance of the notes being redeemed.

In May 2006, we issued $1.1 billion of long-term debt, the proceeds of which were used to repay commercial paper borrowings. The long-term debt issued in May 2006 is comprised of two series of notes as follows:

Principal (in millions of dollars)	Rate	Maturity
$ 600	6.05%	June 1, 2036
$ 500	LIBOR + .07%	June 1, 2009

We may redeem the notes due in 2009, in whole or in part, at any time at a redemption price in U.S. dollars equal to 100% of the principal amount, plus interest accrued. We may redeem the notes due in 2036, in whole or in part, at our option at any time, at a redemption price in U.S. dollars equal to the greater of 100% of the principal amount of the notes to be redeemed or the sum of the present values of the remaining scheduled payments of principal and interest on the notes to be redeemed, discounted to the redemption date on a semiannual basis at the adjusted treasury rate plus 15 basis points. The redemption price will also include interest accrued to the date of redemption on the principal balance of the notes being redeemed. The three month LIBOR rate as of December 31, 2007 was approximately 4.7%.

In April 2005, we issued $2.4 billion of long-term debt, the proceeds of which were used primarily to support the funding of the Kidde acquisition. The long-term debt is comprised of three series of notes as follows:

Principal (in millions of dollars)	Rate	Maturity
$ 600	4.375%	May 1, 2010
$1,200	4.875%	May 1, 2015
$ 600	5.400%	May 1, 2035

We may redeem the notes of any series, in whole or in part, at our option at any time, at a redemption price in U.S. dollars equal to the greater of 100% of the principal amount of the notes of the series to be redeemed or the sum of the present values of the remaining scheduled payments of principal and interest on the notes of the series to be redeemed as described below, discounted to the redemption date on a semiannual basis, at the adjusted treasury rate described below plus 10 basis points for the 4.375% notes, 15 basis points for the 4.875% notes and 15 basis points for the 5.400% notes. In each case, the redemption price will also include interest accrued to the date of redemption on the principal balance of the notes being redeemed.

Total long-term debt consists of the following:

(in millions of dollars)	Weighted- Average Interest Rate	Maturity	2007	2006
Notes and other debt denominated in:
U.S. dollars	6.0%	2008-2036	$7,942	$6,947
Foreign currency	5.7%	2008-2019	56	29
ESOP debt	7.7%	2008-2009	65	98

			8,063	7,074
Less: Long-term debt currently due			48	37

			$8,015	$7,037

Principal payments required on long-term debt for the next five years are: $48 million in 2008, $953 million in 2009, $1,123 million in 2010, $538 million in 2011, and $504 million in 2012.

In July 2007, we replaced our existing shelf registration statement by filing with the SEC a universal shelf registration statement for an indeterminate amount of securities for future issuance, subject to our internal limitations on the amount of debt to be issued under this shelf. As of December 31, 2007, we had issued $1.0 billion of long-term debt under this shelf registration statement.

The percentage of total debt at floating interest rates was 18% and 17% at December 31, 2007 and 2006, respectively.

[note 9] Taxes on Income

(in millions of dollars)	2007	2006	2005
Current:
United States:
Federal	$490	$667	$230
State	82	11	64
Foreign	1,206	1,030	697

	1,778	1,708	991
Future:
United States:
Federal	$220	$(82)	$135
State	(60)	38	6
Foreign	(102)	(170)	121

	58	(214)	262

Income tax expense	$1,836	$1,494	$1,253

Attributable to items (charged) credited to equity and goodwill	$(493)	$1,287	$(597)

Future income taxes represent the tax effects of transactions, which are reported in different periods for tax and financial reporting purposes. These amounts consist of the tax effects of temporary differences between the tax and financial reporting balance sheets and tax carryforwards. Pursuant to SFAS 109, “Accounting for Income Taxes,” current and non-current future income tax benefits and payables within the same tax jurisdiction are generally offset for presentation in the Consolidated Balance Sheet.

The tax effects of net temporary differences and tax carryforwards which gave rise to future income tax benefits and payables at December 31, 2007 and 2006 are as follows:

(in millions of dollars)	2007	2006
Future income tax benefits:
Insurance and employee benefits	$755	$1,279
Other asset basis differences	(332)	(303)
Other liability basis differences	1,266	1,339
Tax loss carryforwards	549	523
Tax credit carryforwards	700	638
Valuation allowance	(545)	(525)

	$2,393	$2,951

Future income taxes payable:
Fixed assets	$630	$330
Other items, net	192	272

	$822	$602

Valuation allowances have been established primarily for tax credit, tax loss carryforwards, and certain foreign temporary differences to reduce the future income tax benefits to expected realizable amounts. Of the total valuation allowance amount of $545 million, $245 million was established in purchase accounting, relating primarily to the purchase of Chubb. Subsequently recognized tax benefits associated with a valuation allowance recorded in a business combination will be recorded as an adjustment to goodwill. However, upon the January 1, 2009 adoption of SFAS 141(R), changes in deferred tax asset valuation allowances and income tax uncertainties after the acquisition date generally will affect income tax expense including those associated with acquisitions that closed prior to the effective date of SFAS 141(R).

The sources of income from continuing operations before income taxes and minority interests are:

(in millions of dollars)	2007	2006	2005
United States	$2,786	$2,410	$1,936
Foreign	3,598	3,082	2,748

	$6,384	$5,492	$4,684

U.S. income taxes have not been provided on undistributed earnings of international subsidiaries. It is not practicable to estimate the amount of tax that might be payable. Our intention is to reinvest these earnings permanently or to repatriate the earnings only when it is tax effective to do so. Accordingly, we believe that any U.S. tax on repatriated earnings would be substantially offset by U.S. foreign tax credits.

The American Jobs Creation Act, signed into law in October of 2004, provided an opportunity in 2005 to repatriate up to $500 million of reinvested foreign earnings and to claim an 85% dividend received deduction against the repatriated amount. We evaluated the potential effects of the repatriation provision and determined not to repatriate earnings under this provision.

Differences between effective income tax rates and the statutory U.S. federal income tax rates are as follows:

	2007	2006	2005
Statutory U.S. federal income tax rate	35.0%	35.0%	35.0%
Tax on international activities including exports	(5.2)%	(7.8)%	(4.9)%
Benefit of prior period foreign tax credits	—	—	(2.9)%
Tax audit settlements	(0.6)%	(0.6)%	(1.4)%
Other	(0.4)%	0.6%	1.0%

Effective income tax rate	28.8%	27.2%	26.8%

The effective tax rates for 2007, 2006 and 2005 reflect the tax benefits associated with lower tax rates on international earnings, which we intend to permanently reinvest outside the United States. The 2007 effective tax rate reflects approximately $80 million of tax expense reductions, principally relating to re-evaluation of our liabilities and contingencies based upon global examination activity including IRS completion of 2000 through 2003 examination fieldwork and related protest filing, and development of claims for research and development tax credits. Principal adverse tax impacts to the 2007 effective tax rate related to the EU Fine and enacted tax law changes outside the United States.

The 2005 effective tax rate reflects an approximately $66 million reduction in tax expense primarily as a result of the re-evaluation of our liabilities and contingencies in light of the completion and commencement of exam cycles. In 2006, a residual disputed issue related to the 1999 disposition of a business segment was settled with the Appeals Division of the IRS and was reviewed by the U.S. Congress Joint Committee on Taxation. The settlement resulted in an approximately $35 million reduction in tax expense.

The 2005 effective rate also reflects a benefit of approximately $135 million related to an amended return, filed in 2005, which claimed credits for 2003 foreign taxes previously recognized as deductions. The 2005 effective tax rate also reflects a tax benefit of approximately $19 million associated with non-core business divestitures. We recognized a tax cost related to the tax gain from the sale of a Hamilton Sundstrand division, and tax benefits related to tax losses from the sale of a Carrier refrigeration operation and the sale and liquidation of a Pratt & Whitney subsidiary. The third-party sales did not result in significant pre-tax gains or losses for financial reporting purposes. In the normal course of business, various tax authorities examine us, including the IRS. In 2007, the IRS completed the examination phase of the 2000 through 2003 audit and UTC is discussing disputed adjustments with the Appeals Division of the IRS. Separately, the IRS commenced an examination of tax years 2004 and 2005. Although the outcome of these matters cannot currently be determined, we believe adequate provision has been made for any potential unfavorable financial statement impact.

At December 31, 2007, tax credit carryforwards, principally state and federal, were $700 million, of which $314 million expire as follows: $23 million expire from 2008–2012, $137 million from 2013–2017, and $154 million from 2018–2027.

At December 31, 2007, tax loss carryforwards, principally state and foreign, were $2,183 million, of which $971 million expire as follows: $442 million from 2008-2012, $151 million from 2013-2017, and $378 million from 2018-2027.

As disclosed in Note 1, we adopted the provisions of FIN 48 as of January 1, 2007. At December 31, 2007, we had gross tax-affected unrecognized tax benefits of $798 million of which $613 million, if recognized, would impact the effective tax rate. During the years ended December 31, 2007, 2006, and 2005, we recorded interest related to unrecognized tax benefits of approximately $56 million, $38 million, and $25 million, respectively. Total accrued interest at December 31, 2007 and 2006 was approximately $174 million and $142 million, respectively. A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

(in millions of dollars)
Balance as of January 1, 2007	$815
Additions for tax positions related to the current year	78
Additions for tax positions of prior years	93
Reductions for tax positions of prior years	(48)
Settlements	(140)

Balance as of December 31, 2007	$798

Included in the balance at December 31, 2007, are $63 million of tax positions whose tax characterization is highly certain but for which there is uncertainty about the timing of tax return inclusion. Because of the impact of deferred tax accounting, other than interest and penalties, the timing would not impact the annual effective tax rate but could accelerate the payment of cash to the taxing authority to an earlier period.

We conduct business globally and, as a result, UTC or one or more of our subsidiaries file income tax returns in the U.S. federal jurisdiction and various state and foreign jurisdictions. In the normal course of business, we are subject to examination by taxing authorities throughout the world, including such major jurisdictions as Australia, Canada, China, France, Germany, Hong Kong, Italy, Japan, Korea, Singapore, Spain, the United Kingdom and the United States. With few exceptions, we are no longer subject to U.S. federal, state and local, or non-U.S. income tax examinations for years before 1998.

It is reasonably possible that a reduction in a range of $25 million to $75 million of unrecognized tax benefits may occur within 12 months as a result of projected resolutions of worldwide tax disputes.

[note 10] Employee Benefit Plans

We sponsor numerous domestic and foreign employee benefit plans, which are discussed below.

As disclosed in Note 1, we adopted the recognition provisions of SFAS 158 in 2006. In addition, we early-adopted the measurement date provisions of SFAS 158 effective January 1, 2007. Accordingly, we use a December 31 measurement date for our pension and postretirement plans. Prior to 2007, we used a November 30 measurement date for a majority of our pension and postretirement plans.

EMPLOYEE SAVINGS PLANS. We sponsor various employee savings plans. Our contributions to employer sponsored defined contribution plans were $200 million, $205 million and $165 million for 2007, 2006 and 2005, respectively.

Our non-union domestic employee savings plan uses an Employee Stock Ownership Plan (ESOP) for employer contributions. External borrowings, guaranteed by us and reported as debt in the Consolidated Balance Sheet, were used by the ESOP to fund a portion of its purchase of ESOP Convertible Preferred Stock (ESOP Preferred Stock) from us. On November 6, 2003, the Trustee and we effected the conversion of all 10.6 million outstanding shares of ESOP Preferred Stock into 85 million shares of common stock. At the time of the conversion, each share of ESOP Preferred Stock was convertible into four shares of common stock, had a guaranteed minimum value of $65, a $4.80 annual dividend and was redeemable by us at any time for $65 per share. Because of its guaranteed value, the ESOP Preferred Stock was classified outside of Shareowners’ Equity. Beginning with the December 31, 2003 balance sheet, common stock held by the ESOP and committed to employees is classified as permanent equity because it no longer has a guaranteed value. Common stock held by the ESOP is included in the average number of common shares outstanding for both basic and diluted earnings per share.

Shares of common stock are allocated to employees’ ESOP accounts at fair value on the date earned. Cash dividends on common stock held by the ESOP are used for debt service payments. Participants receive additional shares in lieu of cash dividends. As ESOP debt service payments are made, common stock is released from an unreleased shares account. ESOP debt may be prepaid or re-amortized to either increase or decrease the number of shares released so that the value of released shares equals the value of plan benefit. We may also, at our option, contribute additional common stock or cash to the ESOP. At December 31, 2007, 39.4 million common shares had been allocated to employees, leaving 26.2 million unallocated common shares in the ESOP Trust, with an approximate fair value of $2.0 billion.

PENSION PLANS. We sponsor both funded and unfunded domestic and foreign defined benefit pension plans that cover the majority of our employees.

(in millions of dollars)	2007	2006
Change in Benefit Obligation:
Beginning balance	$21,948	$20,937
Service cost	438	432
Interest cost	1,182	1,128
Actuarial (gain) loss	(565)	103
Total benefits paid	(1,107)	(1,055)
Net settlement and curtailment gain	(63)	(51)
Acquisitions	38	2
Other	43	452

Ending balance	$21,914	$21,948

Change in Plan Assets:
Beginning balance	$20,593	$18,131
Actual return on plan assets	2,074	2,763
Employer contributions	380	508
Benefits paid from plan assets	(1,073)	(1,032)
Other	676	223

Ending balance	$22,650	$20,593

Funded status:
Fair value of plan assets	$22,650	$20,593
Benefit obligations	(21,914)	(21,948)
Post-measurement date contributions	—	174

Funded status of plan	$736	$(1,181)

Amounts Recognized in the Consolidated Balance Sheet Consist of:
Noncurrent assets	$2,187	$641
Current liability	(57)	(23)
Noncurrent liability	(1,394)	(1,799)

Net amount recognized	$736	$(1,181)

Amounts Recognized in Accumulated Other Comprehensive Income Consist of:
Net actuarial loss	$1,247	$3,253
Prior service cost	348	247
Transition obligation	13	14

Net amount recognized	$1,608	$3,514

The amounts included in Other in the preceding table reflect the impact of the change in measurement date, foreign exchange translation, primarily for plans in the United Kingdom and Canada, and amendments to certain domestic plans.

Qualified domestic pension plan benefits comprise approximately 70% of the projected benefit obligation. Benefits for union employees are generally based on a stated amount for each year of service. For non-union employees, benefits are generally based on an employee’s years of service and compensation near retirement. A cash balance formula was adopted in 2003 for newly hired non-union employees and for other non-union employees who made a one-time voluntary election to have future benefit accruals determined under this formula. Certain foreign plans, which comprise approximately 28% of the projected benefit obligation, are considered defined benefit plans for accounting purposes. Nonqualified domestic pension plans provide supplementary retirement benefits to certain employees and are not a material component of the projected benefit obligation.

We contributed $150 million of common stock to our defined benefit pension plans during each of 2007 and 2006. The decrease in our minimum pension liability included in comprehensive income, net of tax, was $20 million in 2006.

Information for pension plans with accumulated benefit obligation in excess of plan assets:

(in millions of dollars)	2007	2006
Projected benefit obligation	$2,412	$6,002
Accumulated benefit obligation	1,958	5,210
Fair value of plan assets	1,458	4,292

The accumulated benefit obligation for all defined benefit pension plans was $19.6 billion and $19.9 billion at December 31, 2007 and 2006, respectively.

The components of the net periodic pension cost are as follows:

(in millions of dollars)	2007	2006	2005
Pension Benefits:
Service cost	$438	$432	$389
Interest cost	1,182	1,128	1,101
Expected return on plan assets	(1,546)	(1,413)	(1,349)
Amortization of prior service cost	37	36	31
Amortization of unrecognized net transition obligation	1	1	2
Recognized actuarial net loss	253	325	240
Net settlement and curtailment (gain) loss	(1)	10	3

Net periodic pension cost – employer	$364	$519	$417

Other changes in plan assets and benefit obligations recognized in other comprehensive income in 2007 are as follows:

(in millions of dollars)
Current year actuarial gain	$(1,093)
Amortization of actuarial loss	(253)
Current year prior service cost	138
Amortization of prior service costs	(37)
Amortization of transition obligation	(1)
Measurement date change	(683)
Other	23

Total recognized in other comprehensive income	(1,906)

Net recognized in net periodic pension cost and other comprehensive income	$(1,542)

The estimated amount that will be amortized from accumulated other comprehensive income into net periodic pension cost in 2008 is as follows:

(in millions of dollars)
Net actuarial loss	$122
Prior service cost	49
Transition obligation	1

$172

Contributions to multiemployer plans were $145 million, $132 million and $126 million for 2007, 2006 and 2005, respectively.

Major assumptions used in determining the benefit obligation and net cost for pension plans are presented in the following table as weighted-averages:

	Benefit Obligation		Net Cost
	2007	2006	2007	2006	2005
Discount rate	6.0%	5.4%	5.4%	5.5%	5.9%
Salary scale	4.3%	4.0%	4.0%	4.0%	4.0%
Expected return on plan assets	—	—	8.3%	8.3%	8.4%

In determining the expected return on plan assets, we consider the relative weighting of plan assets, the historical performance of total plan assets and individual asset classes and economic and other indicators of future performance. In addition, we may consult with and consider the opinions of financial and other professionals in developing appropriate return benchmarks. The 2007 net cost assumptions reflect the early adoption of the measurement change provisions of SFAS 158, as discussed in Note 1.

Asset management objectives include maintaining an adequate level of diversification to reduce interest rate and market risk and to provide adequate liquidity to meet immediate and future benefit payment requirements.

The allocation of pension plan assets is as follows:

	Target Allocation	Percentage of Plan Assets
Asset Category	2008	2007	2006
Equity securities	54% - 64%	58%	65%
Debt securities	26% - 30%	27%	18%
Real estate	4% - 7%	6%	5%
Other	6% - 13%	9%	12%

		100%	100%

Our common stock represents approximately 2% and 3% of total plan assets at December 31, 2007 and 2006, respectively. Assets are rebalanced to the target asset allocation at least once per calendar quarter.

Estimated Future Contributions and Benefit Payments

We expect to make contributions of up to $250 million to our defined benefit pension plans in 2008. Contributions do not reflect benefits to be paid directly from corporate assets.

Benefit payments, including amounts to be paid from corporate assets, and reflecting expected future service, as appropriate, are expected to be paid as follows: $1,178 million in 2008, $1,220 million in 2009, $1,301 million in 2010, $1,305 million in 2011, $1,363 million in 2012, and $7,613 million from 2013 through 2017.

POSTRETIREMENT BENEFIT PLANS. We sponsor a number of postretirement benefit plans that provide health and life benefits to eligible retirees. Such benefits are provided primarily from domestic plans, which comprise approximately 88% of the benefit obligation. The postretirement plans are primarily unfunded. The allocation of assets in funded plans is approximately 53% equity and 47% fixed income.

(in millions of dollars)	2007	2006
Change in Benefit Obligation:
Beginning balance	$1,074	$1,079
Service cost	5	8
Interest cost	56	57
Actuarial (gain) loss	(31)	15
Total benefits paid	(84)	(81)
Other	(49)	(4)

Ending balance	$971	$1,074

Change in Plan Assets:
Beginning balance	$65	$58
Actual return on plan assets	—	13
Employer contributions	76	3
Benefits paid from plan assets	(84)	(12)
Other	(30)	3

Ending balance	$27	$65

(in millions of dollars)	2007	2006
Funded status:
Fair value of plan assets	$27	$65
Post-measurement date contributions	—	15
Benefit obligations	(971)	(1,074)

Funded status of plan	$(944)	$(994)

Amounts Recognized in the Consolidated Balance Sheet Consist of:
Current liability	$(70)	$(67)
Noncurrent liability	(874)	(927)

	$(944)	$(994)

Amounts Recognized in Accumulated Other Comprehensive Income Consist of:
Net actuarial gain	$(76)	$(26)
Prior service credit	(10)	(14)

	$(86)	$(40)

The components of net periodic benefit cost are as follows:

(in millions of dollars)	2007	2006	2005
Other Postretirement Benefits:
Service cost	$5	$8	$7
Interest cost	56	57	59
Expected return on plan assets	(3)	(4)	(4)
Amortization of prior service cost	(8)	(26)	(26)
Net settlement and curtailment gain	—	(1)	(8)

Net periodic other postretirement benefit cost	$50	$34	$28

Other changes in plan assets and benefit obligations recognized in other comprehensive income in 2007 are as follows:

(in millions of dollars)
Current year actuarial gain	$(27)
Current year prior service credit	(4)
Amortization of prior service credit	8
Measurement date change	(6)
Other	(17)

Total recognized in other comprehensive income	(46)

Net recognized in net periodic benefit cost and other comprehensive income	$4

The estimated amounts that will be amortized from accumulated other comprehensive income into net periodic benefit cost in 2008 include net actuarial gains of $1 million and prior service credits of $6 million.

Major assumptions used in determining the benefit obligation and net cost for postretirement plans are presented in the following table as weighted-averages:

	Benefit Obligation		Net Cost
	2007	2006	2007	2006	2005
Discount rate	5.9%	5.6%	5.5%	5.5%	6.0%
Expected return on plan assets	—	—	7.3%	6.0%	7.4%

The 2007 net cost assumptions reflect the early adoption of the measurement change provisions of SFAS 158, as discussed in Note 1.

Assumed health care cost trend rates are as follows:

	2007	2006
Health care cost trend rate assumed for next year	9.0%	9.5%
Rate that the cost trend rate gradually declines to	5.0%	5.0%
Year that the rate reaches the rate it is assumed to remain at	2016	2016

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

	2007 One-Percentage- Point
(in millions of dollars)	Increase	Decrease
Effect on total service and interest cost	$3	$(3)
Effect on postretirement benefit obligation	$48	$(42)

Estimated Future Benefit Payments

Benefit payments, including net amounts to be paid from corporate assets, and reflecting expected future service, as appropriate, are expected to be paid as follows: $81 million in 2008, $80 million in 2009, $79 million in 2010, $77 million in 2011, $74 million in 2012, and $316 million from 2013 through 2017.

STOCK-BASED COMPENSATION. We have long-term incentive plans authorizing various types of market and performance-based incentive awards that may be granted to officers and employees. Prior to April 13, 2005, our long-term incentive plan provided for the annual grant of awards in an amount not to exceed 2% of the aggregate number of shares of outstanding common stock, treasury shares and potential common stock (as determined by us in the calculation of earnings per share on a diluted basis) for the preceding year. Under the 2005 Long Term Incentive Plan (LTIP), which was approved by shareowners at our annual meeting of shareowners and became effective on April 13, 2005, a maximum of 38 million shares of common stock may be awarded and the LTIP does not contain an annual award limit. We expect that the shares awarded on an annual basis will range from 1% to 1.5% of shares outstanding. The 2005 LTIP will expire after all shares have been awarded or April 30, 2010, whichever is sooner. Upon the approval of the 2005 LTIP on April 13, 2005, we may not grant any new awards under previously existing equity compensation plans. Under all long-term incentive plans, the exercise price of awards is set on the grant date and may not be less than the fair market value per share on that date. Generally, awards have a term of ten years and a minimum three-year vesting schedule. In the event of retirement, awards held for more than one year shall immediately become vested and exercisable. In addition, under the 2005 LTIP, awards with performance-based vesting will also generally be subject to a three-year performance measurement period. In the event of retirement before completion of the three-year performance measurement period, awards may remain eligible to vest. We have historically repurchased shares in an amount at least equal to the number of shares issued under our equity compensation arrangements and expect to continue this policy.

We adopted SFAS No. 123(R), “Share-Based Payment,” (SFAS No. 123(R)) as of January 1, 2005 using the modified retrospective method described in the standard. This standard requires the cost of all share-based payments, including stock options, to be measured at fair value on the grant date and recognized in the statement of operations. In accordance with the standard, all periods prior to January 1, 2005 were restated to reflect the impact of the standard as if it had been adopted on January 1, 1995, the original effective date of SFAS No. 123, “Accounting for Stock-Based Compensation.” Also in accordance with the standard, the amounts that are reported in the statement of operations for the restated periods are the pro forma amounts previously disclosed under SFAS No. 123.

For the years ended December 31, 2007, 2006 and 2005, $198 million, $180 million and $153 million, respectively, of compensation cost was recognized in operating results. The associated future income tax benefit recognized was $67 million, $58 million and $49 million for the years ended December 31, 2007, 2006 and 2005, respectively.

For the years ended December 31, 2007, 2006 and 2005, the amount of cash received from the exercise of stock options was $415 million, $346 million and $282 million, respectively, with an associated tax benefit realized of $174 million, $137 million and $90 million, respectively. Also, in accordance with SFAS No. 123(R), for the years ended December 31, 2007, 2006 and 2005, $130 million, $101 million and $61 million, respectively, of certain tax benefits have been reported as operating cash outflows with corresponding cash inflows from financing activities.

At December 31, 2007, there was $143 million of total unrecognized compensation cost related to non-vested equity awards granted under long-term incentive plans. This cost is expected to be recognized ratably over a weighted-average period of 1.5 years.

A summary of the transactions under all long-term incentive plans for the three years ended December 31, 2007 follows:

(shares and units in thousands)	Stock Options		Stock Appreciation Rights		Performance Share Units		Other Incentive Shares / Units
	Shares	Average Price*	Shares	Average Price**	Units	Average Price**
Outstanding at:
December 31, 2004	87,478	$33.26	—	—	—	—	702
Granted	11,464	51.30	—	—	—	—	128
Exercised/earned	(11,549)	26.75	—	—	—	—	(216)
Cancelled	(1,607)	42.36	—	—	—	—	(28)

December 31, 2005	85,786	$36.37	—	—	—	—	586
Granted	220	56.46	7,110	$56.78	1,185	$56.53	234
Exercised/earned	(13,069)	28.47	—	—	—	—	(234)
Cancelled	(961)	47.76	(250)	56.78	(44)	56.53	(37)

December 31, 2006	71,976	$37.71	6,860	$56.78	1,141	$56.53	549
Granted	275	64.49	7,578	65.33	1,085	62.81	125
Exercised/earned	(14,458)	31.39	(61)	45.16	—	—	(85)
Cancelled	(782)	39.35	(491)	60.22	(69)	59.63	(2)

December 31, 2007	57,011	$39.42	13,886	$61.37	2,157	$59.59	587

*	weighted-average exercise price
**	weighted-average grant stock price

The weighted-average grant date fair value of stock options and stock appreciation rights granted during 2007, 2006 and 2005 was $19.10, $15.84 and $14.03, respectively. The weighted-average grant date fair value of performance share units, which vest upon achieving certain performance metrics, granted during 2007 and 2006 was $71.28 and $63.96, respectively. There were no similar equity awards prior to 2006. The total fair value of options vested during the years ended December 31, 2007, 2006 and 2005 was $216 million, $121 million and $208 million, respectively. The total intrinsic value (which is the amount by which the stock price exceeded the exercise price of the options on the date of exercise) of options exercised during the years ended December 31, 2007, 2006 and 2005 was $575 million, $443 million and $298 million, respectively.

The following table summarizes information about equity awards outstanding that are expected to vest and equity awards outstanding that are exercisable at December 31, 2007:

(shares in thousands, aggregate intrinsic value in millions)

	Equity Awards Outstanding Expected to Vest				Equity Awards Outstanding That Are Exercisable
	Awards	Average Price*	Aggregate Intrinsic Value	Remaining Term**	Awards	Average Price*	Aggregate Intrinsic Value	Remaining Term**
Stock Options/Stock Appreciation Rights	70,525	$43.43	$2,335	5.4	47,333	$36.82	$1,880	4.2
Performance Share Units/Restricted Stock	2,326	—	$178	1.5

*	weighted-average exercise price per share
**	weighted-average contractual remaining term in years

The fair value of each option award is estimated on the date of grant using a binomial lattice model. The following table indicates the assumptions used in estimating fair value for the years ended December 31, 2007, 2006 and 2005. Because lattice-based option models incorporate ranges of assumptions for inputs, those ranges are as follows:

	2007	2006	2005
Expected volatility	22% to 23%	21%	20% to 23%
Weighted-average volatility	22%	21%	22%
Expected term (in years)	7.8 to 8.2	7.6 to 7.9	7.4 to 8.5
Expected dividends	1.6%	1.7%	1.5%
Risk-free rate	4.6% to 5.0%	4.0% to 4.4%	2.0% to 4.3%

Expected volatilities are based on the returns of our stock, including implied volatilities from traded options on our stock for the binomial lattice model. We use historical data to estimate equity award exercise and employee termination behavior within the valuation model. Separate employee groups and equity award characteristics are considered separately for valuation purposes. The expected term represents an estimate of the period of time equity awards are expected to remain outstanding. The range provided in the above table represents expected behavior for certain groups of employees who have historically exhibited different behavior. The risk-free rate is based on the term structure of interest rates at the time of equity award grant.

[note 11] Restructuring

During 2007, we recorded net pre-tax restructuring and related charges/(credits) totaling $166 million for new and ongoing restructuring actions. We recorded charges in the segments as follows: Otis $21 million, Carrier $33 million, UTC Fire & Security $39 million, Pratt & Whitney $53 million, Hamilton Sundstrand $23 million and Sikorsky $(3) million. The charges include $110 million in cost of sales, $55 million in selling, general and administrative expenses and $1 million in other income. As described below, these charges relate principally to actions initiated during 2007 and 2006 and, to a lesser extent, to certain actions initiated in the fourth quarter of 2005.

2007 Actions. During 2007, we initiated restructuring actions relating to ongoing cost reduction efforts, including workforce reductions and the consolidation of manufacturing facilities. We recorded net pre-tax restructuring and related charges totaling $109 million, including $52 million in cost of sales, $55 million in selling, general and administrative expenses, and $2 million in other income.

At December 31, 2007, net workforce reductions of approximately 1,100 employees of an expected 1,900 employees have been completed, with 750,000 net square feet of facilities expected to be exited. The majority of the remaining workforce and all facility related cost reduction actions are targeted for completion during 2008.

The following table summarizes the accrual balances and utilization by cost type for the 2007 restructuring actions:

In Millions	Severance	Asset Write-Downs	Facility Exit and Lease Termination Costs	Total
Net pre-tax restructuring charges	$67	$21	$21	$109
Utilization	(36)	(21)	(14)	(71)

Balance at December 31, 2007	$31	$—	$7	$38

The following table summarizes expected, incurred and remaining costs for the 2007 restructuring actions by type:

In Millions	Severance	Asset Write-Downs	Facility Exit and Lease Termination Costs	Total
Expected costs	$72	$21	$49	$142
Costs incurred during 2007	(67)	(21)	(21)	(109)

Remaining costs at December 31, 2007	$5	$—	$28	$33

The following table summarizes expected, incurred and remaining costs for the 2007 restructuring actions by segment:

(in millions of dollars)	Expected Costs	Costs Incurred During 2007	Remaining Costs at December 31, 2007
Otis	21	(20)	1
Carrier	37	(33)	4
UTC Fire & Security	29	(27)	2
Pratt & Whitney	43	(25)	18
Hamilton Sundstrand	12	(4)	8
Sikorsky	—	—	—

Total	$142	$(109)	$33

2006 Actions. During 2007, we recorded net pre-tax restructuring and related charges totaling $30 million, including $26 million in cost of sales and $4 million in selling, general and administrative expenses. The 2006 actions relate to ongoing cost reduction efforts including selling, general and administrative reductions, workforce reductions, and the consolidation of manufacturing facilities.

As of December 31, 2007, net workforce reductions of approximately 2,900 employees of an expected 3,800 employees have been completed, and 100,000 net square feet of facilities of an expected 600,000 net square feet have been exited. The remaining workforce and facility reduction actions are targeted for completion during 2008.

The following table summarizes the restructuring accrual balances and utilization by cost type for the 2006 programs:

(in millions of dollars)	Severance	Asset Write-Downs	Facility Exit and Lease Termination Costs	Total
Restructuring accruals at January 1, 2007	$49	$—	$6	$55
Net pre-tax restructuring (reversals) charges	(1)	1	30	30
Utilization	(46)	(1)	(22)	(69)

Balance at December 31, 2007	$2	$—	$14	$16

The following table summarizes expected, incurred and remaining costs for the 2006 programs by type:

(in millions of dollars)	Severance	Asset Write-Downs	Facility Exit and Lease Termination Costs	Total
Expected costs	$178	$13	$78	$269
Costs incurred during 2006	(179)	(12)	(29)	(220)
Reversals (costs incurred) during 2007	1	(1)	(30)	(30)

Remaining costs at December 31, 2007	$—	$—	$19	$19

The following table summarizes expected, incurred and remaining costs for the 2006 programs by segment:

(in millions of dollars)	Expected Costs	Costs Incurred during 2006	Costs (Incurred) reversals during 2007	Remaining Costs at December 31, 2007
Otis	$48	$(47)	$(1)	$—
Carrier	65	(61)	(2)	2
UTC Fire & Security	52	(40)	(12)	—
Pratt & Whitney	81	(46)	(18)	17
Hamilton Sundstrand	5	(5)	—	—
Sikorsky	18	(21)	3	—

Total	$269	$(220)	$(30)	$19

2005 Actions. During 2007, we recorded net pre-tax restructuring and related charges (credits) in the business segments totaling $27 million for the residual trailing costs associated with restructuring actions initiated in the fourth quarter of 2005, including $32 million in cost of sales, $(4) million in selling, general and administrative expenses and $(1) million in other income. As of December 31, 2007 there were no remaining costs on these actions.

[note 12] Financial Instruments

We operate internationally and, in the normal course of business, are exposed to fluctuations in interest rates, foreign exchange rates and commodity prices. These fluctuations can increase the costs of financing, investing and operating the business. We manage our foreign currency transaction risks and some commodity exposures to acceptable limits through the use of derivatives designated as hedges as deemed appropriate.

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

The non-shareowner changes in equity associated with hedging activity for the 12 months ended December 31, 2007 and 2006 were as follows:

(in millions of dollars)	2007	2006
Balance at January 1	$4	$57
Cash flow hedging gain, net	164	80
Net gain reclassified to sales or cost of products sold	(29)	(133)

Balance at December 31	$139	$4

Of the amount recorded in Shareowners’ Equity, a $155 million pre-tax gain is expected to be reclassified into sales or cost of products sold to reflect the fixed prices obtained from hedging within the next 12 months. Gains and losses recognized in earnings related to the discontinuance or the ineffectiveness of cash flow and fair value hedges were immaterial for the years ended December 31, 2007 and 2006. At December 31, 2007, all derivative contracts accounted for as cash flow hedges mature by December 2011.

All derivative instruments are recorded on the balance sheet at fair value. At December 31, 2007 and 2006, the fair value of derivatives recorded as assets was $365 million and $93 million, respectively, and the fair value of derivatives recorded as liabilities was $43 million and $98 million, respectively. We use derivatives to hedge forecasted cash flows associated with foreign currency commitments or forecasted commodity purchases, as deemed appropriate, which are accounted for as cash flow hedges. In addition, from time to time we use derivatives, such as interest rate swaps, which are accounted for as fair value hedges.

The notional amount of foreign exchange contracts hedging foreign currency transactions was $12.9 billion and $11.3 billion at December 31, 2007 and 2006, respectively. The carrying amounts and fair values of financial instruments at December 31 are as follows:

	2007		2006
(in millions of dollars)	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial Assets and Liabilities
Marketable equity securities	$202	$202	$323	$323
Long-term receivables	306	302	197	194
Customer financing notes receivable	347	335	347	328
Short-term borrowings	(1,085)	(1,085)	(857)	(857)
Long-term debt	(8,002)	(8,432)	(7,022)	(7,496)

The above fair values were computed based on comparable transactions, quoted market prices, discounted future cash flows or an estimate of the amount to be received or paid to terminate or settle the agreement, as applicable.

The values of marketable equity securities represent our investment in common stock that is classified as available for sale and is accounted for at fair value.

We have outstanding financing and rental commitments totaling $1,370 million at December 31, 2007. Risks associated with changes in interest rates on these commitments are mitigated by the fact that interest rates are variable during the commitment term and are set at the date of funding based on current market conditions, the fair value of the underlying collateral and the credit worthiness of the customers. As a result, the fair value of these financings is expected to equal the amounts funded. The fair value of the commitment itself is not readily determinable and is not considered significant. Additional information pertaining to these commitments is included in Note 4.

[note 13] Guarantees

We extend a variety of financial guarantees to third parties. As of December 31, 2007 and 2006 the following financial guarantees were outstanding:

	2007		2006
(in millions of dollars)	Maximum Potential Payment	Carrying Amount of Liability	Maximum Potential Payment	Carrying Amount of Liability
Credit facilities and debt obligations—unconsolidated subsidiaries (expire 2008 to 2034)	$296	$1	$191	$1
IAE’s financing arrangements (See Note 4)	1,639	14	1,208	15
Commercial aerospace financing arrangements (See Note 4)	219	40	194	37
Commercial customer financing arrangements	196	1	123	1
Performance guarantees	58	—	73	—

We also have obligations arising from sales of certain businesses and assets, including representations and warranties and related indemnities for environmental, health and safety, tax and employment matters. The maximum potential payment related to these obligations is not a specified amount as a number of the obligations do not contain financial caps. The carrying amount of liabilities related to these obligations was $164 million and $171 million at December 31, 2007 and 2006, respectively. For additional information regarding the environmental indemnifications, see Note 14.

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

We provide service and warranty policies on our products and extend performance and operating cost guarantees beyond our normal service and warranty policies on some of our products, particularly commercial aircraft engines. In addition, we incur discretionary costs to service our products in connection with specific product performance issues. Liability for performance and operating cost guarantees is based upon future product performance and durability, and is estimated largely based upon historical experience. Adjustments are made to accruals as claim data and historical experience warrant. The changes in the carrying amount of service and product warranties and product performance guarantees for the years ended December 31, 2007 and 2006, are as follows:

(in millions of dollars)	2007	2006
Balance as of January 1	$1,321	$1,183
Warranties and guarantees issued	450	533
Settlements made	(531)	(396)
Adjustments to provision	12	1

Balance as of December 31	$1,252	$1,321

[note 14] Commitments and Contingent Liabilities

LEASES. We occupy space and use certain equipment under lease arrangements. Rental commitments of $1,595 million at December 31, 2007 under long-term noncancelable operating leases are payable as follows: $451 million in 2008, $349 million in 2009, $251 million in 2010, $173 million in 2011, $119 million in 2012 and $252 million thereafter. Rent expense was $437 million in 2007, $373 million in 2006 and $299 million in 2005.

Additional information pertaining to commercial aerospace rental commitments is included in Note 4.

ENVIRONMENTAL. Our operations are subject to environmental regulation by federal, state and local authorities in the United States and regulatory authorities with jurisdiction over our foreign operations. As described in Note 1, we have accrued for the costs of environmental remediation activities and periodically reassess these amounts. We believe that the likelihood of incurring losses materially in excess of amounts accrued is remote. At December 31, 2007, we had $548 million reserved for environmental remediation.

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

Our contracts with the U.S. government are also subject to audits. Like many defense contractors, we have received audit reports, which recommend that certain contract prices should be reduced to comply with various government regulations. Some of these audit reports involved substantial amounts. We have made voluntary refunds in those cases we believe appropriate and continue to litigate certain cases. In addition, we accrue for liabilities associated with those matters that are probable and can be reasonably estimated. The most likely settlement amount to be incurred is accrued based upon a range of estimates. Where no amount within a range of estimates is more likely, then we accrued the minimum amount.

As previously disclosed, the Department of Justice (DOJ) sued us in 1999 in the U.S. District Court for the Southern District of Ohio, claiming that Pratt & Whitney violated the civil False Claims Act and common law. This lawsuit relates to the “Fighter Engine Competition” between Pratt & Whitney’s F100 engine and General Electric’s F110 engine. The DOJ alleges that the government overpaid for F100 engines under contracts awarded by the U.S. Air Force in fiscal years 1985 through 1990 because Pratt & Whitney inflated its estimated costs for some purchased parts and withheld data that would have revealed the overstatements. Treble damages and penalties of up to $10,000 per false claim could be assessed if the court finds that Pratt & Whitney violated the civil False Claims Act, and common law damages would accrue pre-judgment interest. Trial of this matter was completed in December 2004. At trial, the government claimed Pratt & Whitney’s liability is $624 million. We believe that this estimate is substantially overstated, denied any liability and vigorously defended against the DOJ’s claims. A decision is pending. Should the government ultimately prevail, the outcome of this matter could result in a material effect on our results of operations in the period in which a liability would be recognized or cash flows for the period in which damages would be paid.

As previously disclosed, on February 21, 2007, the European Commission’s Competition Directorate ruled that Otis’ subsidiaries in Belgium, Luxembourg and the Netherlands, and a portion of the business of Otis’ German subsidiary, violated European Union (EU) competition rules and assessed a €225 million (approximately $300 million) civil fine against Otis, its relevant local entities, and UTC, which was paid during 2007. In May 2007, we filed an appeal of the decision before the EU’s European Court of First Instance. Resolution of the matter is not expected within the next twelve months.

As previously disclosed, during the first quarter of 2007, the Austrian Federal Competition Authority (Competition Authority) filed a complaint with the Cartel Court in Austria (Cartel Court) against Otis’ Austrian subsidiary in connection with an investigation of unlawful collusive arrangements in the Austrian elevator and escalator industry. On December 14, 2007 the Cartel Court, at the request of the Competition Authority, assessed civil fines against the participants in the collusive arrangements, including a fine of €18.2 million (approximately $26 million) against Otis’ Austrian subsidiary, which fine has been fully provided for at December 31, 2007. We have appealed the Cartel Court ruling.

Except as otherwise noted above, we do not believe that resolution of any of these matters will have a material adverse effect upon our competitive position, results of operations, cash flows or financial condition.

OTHER. As previously disclosed, class action consumer complaints have been filed against Carrier in Washington, Minnesota, Michigan, Wisconsin, Ontario and British Columbia. The complaints allege Carrier engaged in deceptive and unfair trade practices by knowingly selling high-efficiency condensing furnaces containing secondary heat exchangers that corrode and fail prematurely, causing residential customers to incur labor costs for repair or replacement that are not covered by Carrier’s warranty. While Carrier denies liability and disputes the claims, Carrier and counsel for the class action plaintiffs have reached a comprehensive agreement to settle these actions. Under the settlement, Carrier agrees to (1) extend the labor warranty on the heat exchangers for current owners of affected furnaces, or provide an optional credit toward the purchase of new equipment, (2) reimburse owners who have already paid for repairs to their heat exchanger, and (3) pay the fees and costs incurred by the plaintiffs. The settlement is subject to approval by the U.S. and Canadian courts, after notice to the potential class members. Carrier anticipates decisions by these courts during 2008. During the quarter ended December 31, 2007, we recorded a reserve of approximately $36 million for the actual and estimated future costs of the settlement.

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

We also have other commitments and contingent liabilities related to legal proceedings, self-insurance programs and matters arising out of the normal course of business. We accrue contingencies based upon a range of possible outcomes. If no amount within this range is a better estimate than any other, then we accrue the minimum amount.

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

Segment Revenues and Operating Profit. Total revenues by segment include intersegment sales, which are generally made at prices approximating those that the selling entity is able to obtain on external sales. Segment information for the years ended December 31 is as follows:

	Total Revenues			Operating Profits
(in millions of dollars)	2007	2006	2005	2007	2006	2005
Otis	$11,885	$10,290	$9,575	$2,321	$1,888	$1,712
Carrier	14,644	13,481	12,512	1,381	1,237	1,104
UTC Fire & Security	5,754	4,747	4,250	443	301	235
Pratt & Whitney	12,129	11,112	9,295	2,011	1,817	1,449
Hamilton Sundstrand	5,636	4,995	4,382	967	832	675
Sikorsky	4,789	3,230	2,802	373	173	250

Total segment	54,837	47,855	42,816	7,496	6,248	5,425
Eliminations & Other	(78)	(26)	(91)	(60)	187	81
General corporate expenses	—	—	—	(386)	(337)	(324)

Consolidated	$54,759	$47,829	$42,725	$7,050	$6,098	$5,182

	Total Assets			Capital Expenditures			Depreciation & Amortization
(in millions of dollars)	2007	2006	2005	2007	2006	2005	2007	2006	2005
Otis	$7,721	$6,973	$6,094	$136	$93	$79	$186	$183	$165
Carrier	10,335	10,127	9,433	181	148	243	188	157	169
UTC Fire & Security	11,143	8,518	7,595	101	106	79	202	176	150
Pratt & Whitney	9,273	9,828	9,515	384	335	303	307	280	255
Hamilton Sundstrand	8,965	9,418	8,986	160	142	137	163	142	149
Sikorsky	3,412	3,145	2,592	128	66	49	52	47	42

Total segment	50,849	48,009	44,215	1,090	890	890	1,098	985	930
Eliminations & Other [1]	3,726	(868)	1,710	63	64	39	75	48	54

Consolidated	$54,575	$47,141	$45,925	$1,153	$954	$929	$1,173	$1,033	$984

[1]

The asset decrease from 2005 to 2006 is primarily attributable to a reduction in pension assets due to the adoption of SFAS No. 158. The increase from 2006 to 2007 reflects management’s decision to transfer domestic pension asset and liability balances from the segments to UTC Corporate.

Geographic External Revenues and Operating Profit. Geographic external revenues and operating profits are attributed to the geographic regions based on their location of origin. U.S. external revenues include export sales to commercial customers outside the United States and sales to the U.S. government, commercial and affiliated customers, which are known to be for resale to customers outside the United States. Long-lived assets are net fixed assets attributed to the specific geographic regions.

	External Revenues			Operating Profits			Long-Lived Assets
(in millions of dollars)	2007	2006	2005	2007	2006	2005	2007	2006	2005
United States operations	$26,462	$23,524	$20,505	$3,508	$3,067	$2,498	$3,109	$2,939	$2,882
International operations
Europe	14,341	12,069	11,255	2,204	1,731	1,457	1,356	1,130	1,020
Asia Pacific	7,991	7,056	6,525	1,041	814	968	762	717	733
Other	5,605	4,809	4,137	743	637	502	803	698	646
Eliminations & Other	360	371	303	(446)	(151)	(243)	266	241	342

Consolidated	$54,759	$47,829	$42,725	$7,050	$6,098	$5,182	$6,296	$5,725	$5,623

Revenues from U.S. operations include export sales as follows:

(in millions of dollars)	2007	2006	2005
Europe	$1,782	$1,448	$1,273
Asia Pacific	2,221	1,629	1,480
Other	2,225	1,771	1,371

	$6,228	$4,848	$4,124

Major Customers. Revenues include sales under prime contracts and subcontracts to the U.S. government, primarily related to Pratt & Whitney, Hamilton Sundstrand and Sikorsky products, as follows:

(in millions of dollars)	2007	2006	2005
Pratt & Whitney	$3,583	$3,652	$3,278
Hamilton Sundstrand	948	934	868
Sikorsky	2,774	1,819	1,546
Other	39	40	60

	$7,344	$6,445	$5,752

Selected Quarterly Financial Data (Unaudited)

	2007 Quarters				2006 Quarters
(in millions of dollars, except per share amounts)	First	Second	Third	Fourth	First	Second	Third	Fourth
Sales	$11,936	$13,766	$13,718	$14,499	$10,446	$12,046	$11,972	$12,654
Gross margin	2,940	3,637	3,650	3,770	2,796	3,271	3,178	3,133
Net income	819	1,148	1,197	1,060	768	1,103	996	865
Earnings per share of Common Stock:
Basic – net income	$.85	$1.19	$1.24	$1.11	$.78	$1.12	$1.02	$.89
Diluted – net income	$.82	$1.16	$1.21	$1.08	$.76	$1.09	$.99	$.87

Comparative Stock Data (Unaudited)

	2007			2006
Common Stock	High	Low	Dividend	High	Low	Dividend
First quarter	$69.49	$61.85	$.265	$59.94	$54.20	$.220
Second quarter	$72.64	$63.65	$.265	$66.39	$56.58	$.265
Third quarter	$80.98	$69.00	$.320	$64.74	$57.45	$.265
Fourth quarter	$82.50	$72.60	$.320	$67.47	$61.80	$.265

Our common stock is listed on the New York Stock Exchange. The high and low prices are based on the Composite Tape of the New York Stock Exchange. There were approximately 24,200 registered shareholders at December 31, 2007.

Performance Graph (Unaudited)

The following graph presents the cumulative total shareholder return for the five years ending December 31, 2007 for our common stock, as compared to the Standard & Poor’s 500 Stock Index and to the Dow Jones 30 Industrial Average. Our common stock price is a component of both indices. These figures assume that all dividends paid over the five-year period were reinvested, and that the starting value of each index and the investment in common stock was $100.00 on December 31, 2002.

	December
	2002	2003	2004	2005	2006	2007
United Technologies Corporation	$100.00	$155.40	$172.07	$189.36	$215.23	$267.83
S&P 500 Index	$100.00	$128.68	$142.69	$149.70	$173.34	$182.86
Dow Jones Industrial Average	$100.00	$128.30	$135.44	$137.81	$164.03	$177.41

Board of Directors	Permanent Committees

Louis R. Chênevert

President and Chief Operating Officer

United Technologies Corporation

(Diversified Manufacturer)

George David

Chairman and Chief Executive Officer

United Technologies Corporation

(Diversified Manufacturer)

John V. Faraci

Chairman and Chief Executive Officer

International Paper

(Paper, Packaging and Wood Products)

Jean-Pierre Garnier

Chief Executive Officer

GlaxoSmithKline plc

(Pharmaceuticals)

Jamie S. Gorelick

Partner

WilmerHale

(Law Firm)

Former Deputy Attorney General of the United States

Former General Counsel of the Department of Defense

Charles R. Lee

Retired Chairman and

Co-Chief Executive Officer

Verizon Communications

(Telecommunications)

Richard D. McCormick

Retired Chairman, President and

Chief Executive Officer

US West, Inc.

(Telecommunications)

Harold McGraw III

Chairman, President and

Chief Executive Officer

The McGraw-Hill Companies

(Global Information Services)

Richard B. Myers

General, U.S. Air Force (Ret.)

and former Chairman of the

Joint Chiefs of Staff

Frank P. Popoff

Retired Chairman and

Chief Executive Officer

The Dow Chemical Company

(Chemicals and Chemical Products)

H. Patrick Swygert

President

Howard University

(Educational Institution)

André Villeneuve

Non-Executive Chairman of LIFFE

(part of NYSE Euronext group)

H.A. Wagner

Retired Chairman

Air Products and Chemicals, Inc.

(Industrial Gases and Chemicals)

Christine Todd Whitman

President

The Whitman Strategy Group

(Management Consulting Firm)

Former EPA Administrator

Former Governor of New Jersey

Audit Committee

Frank P. Popoff, Chairman

John V. Faraci

Richard D. McCormick

Richard B. Myers

H. Patrick Swygert

André Villeneuve

H.A. Wagner

Committee on Compensation

& Executive Development

H.A. Wagner, Chairman

Jean-Pierre Garnier

Charles R. Lee

Richard D. McCormick

Harold McGraw III

Frank P. Popoff

Executive Committee

George David, Chairman

Charles R. Lee

Frank P. Popoff

H.A. Wagner

Finance Committee

Charles R. Lee, Chairman

Louis R. Chênevert

George David

Jamie S. Gorelick

Harold McGraw III

Richard B. Myers

Frank P. Popoff

André Villeneuve

Committee on Nominations

and Governance

Richard D. McCormick, Chairman

John V. Faraci

Jean-Pierre Garnier

Charles R. Lee

H. Patrick Swygert

H.A. Wagner

Christine Todd Whitman

Public Issues Review Committee

Jean-Pierre Garnier, Chairman

Jamie S. Gorelick

Harold McGraw III

H. Patrick Swygert

André Villeneuve

Christine Todd Whitman

Leadership

Mario Abajo

President, South Europe

and Middle East, Otis

Paul R. Adams

Senior Vice President,

Engineering, Pratt & Whitney

David Adler

Senior Vice President,

Worldwide Customer

Service, Sikorsky

Ted F. Amyuni

President, Refrigeration,

Carrier

Alain M. Bellemare

President,

Pratt & Whitney Canada and

EVP, Group Strategy & Development, Pratt & Whitney

Richard H. Bennett, Jr.

Vice President, Environment,

Health & Safety

Ari Bousbib

President, Otis

J. Thomas Bowler, Jr.

Senior Vice President, Human

Resources and Organization

William M. Brown

President, UTC Fire &

Security

Louis R. Chênevert

President and Chief

Operating Officer

Geraud Darnis

President, Carrier

George David

Chairman and Chief

Executive Officer

Pierre Dejoux

President, South Asia Pacific, Otis

John J. Doucette

Vice President

and Chief Information Officer

Michael R. Dumais

Vice President and General

Manager, Customer Service,

Hamilton Sundstrand

Thomas E. Farmer

President, Military Engines,

Pratt & Whitney

Stephen N. Finger

President, Pratt & Whitney

Kenneth P. Fox

Vice President, On-site Power

Solutions, UTC Power

James E. Geisler

Vice President, Finance

Charles D. Gill, Jr.

Senior Vice President and

General Counsel

Bruno Grob

President, North and East

Europe, Otis

Gregory J. Hayes

Vice President, Accounting

and Finance

David P. Hess

President, Hamilton

Sundstrand

Kathleen M. Hopko

Vice President, Secretary and

Associate General Counsel

Todd J. Kallman

President, Commercial

Engines, Pratt & Whitney

Alison Kaufman

Senior Vice President,

Government & International

Affairs

James E. Keenan

Senior Vice President and

General Manager, Global

Service Partners, Pratt &

Whitney

Robert F. Leduc

President, Flight Systems,

Hamilton Sundstrand

Nancy T. Lintner

Vice President,

Communications

Robert J. McDonough

President, Residential and

Light Commercial

North America, Carrier

J. Michael McQuade

Senior Vice President,

Science & Technology

Didier Michaud-Daniel

President, U.K. and Central

Europe Area, Otis

Raymond J. Moncini

Senior Vice President,

Operations, Otis

Michael A. Monts

Vice President, Business

Practices

Larry O. Moore

Senior Vice President,

Module Centers and

Operations, Pratt & Whitney

Timothy M. Morris

President, Aerospace

Power Systems, Hamilton

Sundstrand

Peter Nolan

President, Residential and

Light Commercial

International, Carrier

Stephen G. Oswald

President, Industrial,

Hamilton Sundstrand

David E. Parekh

Vice President, Research and

Director, United Technologies

Research Center

Eric Patry

President, Fire Safety

Europe, Middle East and

Africa, UTC Fire & Security

Jeffrey P. Pino

President, Sikorsky

Jothi Purushotaman

Vice President, Operations

Thomas I. Rogan

Vice President, Treasurer

Kelly Romano

President, Building Systems

and Services, Carrier

John Saabas

Executive Vice President

Pratt & Whitney Canada

Margaret M. Smyth

Vice President, Controller

Tobin J. Treichel

Vice President, Tax

Joseph E. Triompo

President, Engine and

Control Systems, Hamilton

Sundstrand

Jan van Dokkum

President, UTC Power

Charles Vo

President, North Asia

Pacific, Otis

Randal E. Wilcox

President, North and South

America, Otis

Shareowner Information

Corporate Office

United Technologies Corporation

United Technologies Building

Hartford, Connecticut 06101

Telephone: 860.728.7000

This report is made available to shareowners in advance of the annual meeting of shareowners to be held at 2:00 p.m., April 9, 2008, in Longueuil, Québec, Canada. The proxy statement will be made available to shareowners on or about February 22, 2008, at which time proxies for the meeting will be requested.

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

Certifications

UTC has included as Exhibit 31 to its Annual Report on Form 10-K for fiscal year 2007 filed with the Securities and Exchange Commission certificates of its principal executive officers and principal financial officers certifying, among other things, the information contained in the Form 10-K. Annually UTC submits to the New York Stock Exchange (NYSE) a certificate of UTC’s Chief Executive Officer certifying that he was not aware of any violation by UTC of NYSE corporate governance listing standards as of the date of the certification.

Dividends

Dividends are usually paid on the 10th day of March, June, September and December.

Electronic Access

Registered shareowners may sign up at the following Web site for electronic access to future annual reports and proxy materials, rather than receiving mailed copies: www.computershare.com/us/ecomms

Your enrollment is revocable until each year’s record date for the annual meeting. Beneficial shareowners may be able to request electronic access by contacting their broker or bank, or Broadridge Financial Solutions at:

http://enroll.icsdelivery.com/utc.

Additional Information

Shareowners may obtain a copy of the UTC Annual Report on Form 10-K for 2007 filed with the Securities and Exchange Commission by writing to:

Corporate Secretary

United Technologies Corporation

United Technologies Building

Hartford, Connecticut 06101

For additional information about UTC please contact Investor Relations at the above corporate office address, or visit our Web site at: www.utc.com

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