Form 10-K, Exhibit 13
period 2008-12-31
UNITED TECHNOLOGIES CORP /DE/
filed 2009-02-11
CIK 101829

Exhibit 13

Five-Year Summary

(in millions, except per share amounts)	2008	2007	2006	2005	2004
For the year
Revenues	$58,681	$54,759	$47,829	$42,725	$37,445
Research and development	1,771	1,678	1,529	1,367	1,267
Income before cumulative effect of a change in accounting principle [1]	4,689	4,224	3,732	3,164	2,673
Net income	4,689	4,224	3,732	3,069	2,673
Earnings per share:
Basic:
Income before cumulative effect of a change in accounting principle [1]	5.00	4.38	3.81	3.19	2.69
Cumulative effect of a change in accounting principle [1]	—	—	—	(.09)	—
Net income	5.00	4.38	3.81	3.10	2.69
Diluted:
Income before cumulative effect of a change in accounting principle [1]	4.90	4.27	3.71	3.12	2.64
Cumulative effect of a change in accounting principle [1]	—	—	—	(.09)	—
Net income	4.90	4.27	3.71	3.03	2.64
Cash dividends per common share	1.35	1.17	1.02	.88	.70
Average number of shares of Common Stock outstanding:
Basic	938	964	980	991	993
Diluted	956	989	1,006	1,014	1,011
Cash flow from operations	6,161	5,330	4,803	4,334	3,596
Capital expenditures	1,216	1,153	954	929	795
Acquisitions, including debt assumed	1,448	2,336	1,049	4,583	1,295
Share repurchase	3,160	2,001	2,068	1,181	992
Dividends on Common Stock [2]	1,210	1,080	951	832	660

At year end
Working capital	$4,665	$4,602	$3,636	$1,861	$2,575
Total assets [3]	56,469	54,575	47,141	45,925	40,441
Long-term debt, including current portion [4]	10,453	8,063	7,074	6,628	4,271
Total debt [4]	11,476	9,148	7,931	8,240	5,591
Debt to total capitalization [3,4]	42%	30%	31%	33%	28%
Shareowners’ equity [3,4]	15,917	21,355	17,297	16,991	14,266
Number of employees	223,100	225,600	214,500	218,200	209,700

¡	During 2005, we acquired Kidde, which in conjunction with Chubb (acquired during 2003) forms the UTC Fire & Security segment.
¡	During 2005, a 2-for-1 split of our common stock was effected in the form of a share dividend. All common share and per share amounts for periods prior to the split have been adjusted to reflect the split.
Note 1	During 2005, we adopted the provisions of Financial Accounting Standards Board (FASB) Interpretation No. 47, “Accounting for Conditional Asset Retirement Obligations (an interpretation of FASB Statement No. 143)” (FIN 47) and Statement of Financial Accounting Standards (SFAS) 123R, “Share-Based Payment.”
Note 2	Excludes dividends paid on Employee Stock Ownership Plan common stock.
Note 3	During 2006, we adopted the provisions of SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of SFAS Nos. 87, 88, 106 and 132(R),” (SFAS 158) which resulted in an approximately $1.8 billion non-cash charge to equity and a $2.4 billion non-cash reduction to total assets. In addition, we early-adopted the measurement date provisions of SFAS 158 effective January 1, 2007, which increased shareowners’ equity by approximately $425 million and decreased long-term liabilities by approximately $620 million.
Note 4	The increase in the 2008 debt to total capitalization ratio reflects unrealized losses of approximately $4.2 billion, net of taxes, associated with the effect of market conditions on our pension plans, and the 2008 debt issuances totaling $2.25 billion.

Management’s Discussion and Analysis

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Business Overview

We are a global provider of high technology products and services to the building systems and aerospace industries. Our operations are classified into six principal business segments: Otis, Carrier, UTC Fire & Security, Pratt & Whitney, Hamilton Sundstrand and Sikorsky. Otis, Carrier and UTC Fire & Security are collectively referred to as the “commercial businesses,” while Pratt & Whitney, Hamilton Sundstrand and Sikorsky are collectively referred to as the “aerospace businesses.” The commercial businesses generally serve customers in the worldwide commercial and residential property industries, although Carrier also serves customers in the commercial and transport refrigeration industries. The aerospace businesses serve commercial and government aerospace customers in both the original equipment and aftermarket parts and services markets. In addition, a portion of these businesses serve customers in certain industrial markets. Our consolidated revenues were derived from the commercial and aerospace businesses as follows (revenues from Hamilton Sundstrand’s and Pratt & Whitney’s industrial markets are included in “commercial and industrial”):

	2008	2007	2006
Commercial and industrial	62%	63%	63%
Military aerospace and space	17%	16%	16%
Commercial aerospace	21%	21%	21%

	100%	100%	100%

In both 2008 and 2007, approximately 60% of our consolidated sales were original equipment and 40% were aftermarket parts and services, while in 2006 the amounts were 59% and 41%, respectively.

Our strategy has been, and continues to be, the maintenance of balance across our businesses in order to limit the impact of any one industry or the economy of any single country on our consolidated operating results. This balance is managed, in part, through the commercial and aerospace revenue, and original equipment and aftermarket parts and services splits noted above, and the combination of shorter cycles in our commercial businesses, particularly Carrier, and longer cycles in our aerospace businesses, as well as through the geographic diversity that has evolved with the continued globalization of world economies. The composition of total revenues from outside the United States, including U.S. export sales, in dollars and as a percentage of total segment revenues, has been as follows:

(in millions of dollars)	2008	2007	2006	2008	2007	2006
Europe	$15,819	$14,341	$12,069	27%	26%	25%
Asia Pacific	8,212	7,991	7,056	14%	15%	15%
Other Non-U.S.	6,416	5,605	4,809	11%	10%	10%
U.S. Exports	7,035	6,228	4,848	12%	11%	10%

International segment revenues	$37,482	$34,165	$28,782	64%	62%	60%

As part of our growth strategy, we invest in businesses in certain countries that carry high levels of currency, political and/or economic risk, such as Argentina, Brazil, China, India, Russia and South Africa. At December 31, 2008, our investment in any one of these countries did not exceed 4% of consolidated shareowners’ equity.

Despite an increasingly difficult economic environment in 2008, total revenues increased 7% year-over-year, as compared with 2007. Extreme volatility and financial market disruption in the United States, Europe and Asia, continuing airline financial distress, moderating commercial construction activity and depressed conditions in the domestic and certain international housing markets all contributed to weakening worldwide economic conditions. As discussed further below, some of these factors have adversely impacted aspects of our underlying businesses and are continuing to present operational challenges. Conversely, other market factors remained generally strong throughout 2008, and our businesses have continued to improve upon their operational performance.

Weakness in the U.S. residential market, as well as a second half slowdown in both global non-residential construction activity and the commercial aerospace market, created challenging business conditions in 2008 that are expected to continue through 2009. As a result of the current economic conditions, organic revenue growth was 5% in 2008 compared with the 9% realized in both 2007 and 2006. Although lower than in 2007, the growth rate in 2008 was still well in excess of general economic growth levels reflecting the global infrastructure investments that have benefited our commercial businesses, and the strong opening order backlogs entering 2008. However, as the second half of 2008 progressed, we experienced a decline in order rates in the commercial businesses, predominately at the end of the year.

On a global basis, Otis’ new equipment orders were up 8% and Carrier’s commercial heating, ventilating, and air conditioning (HVAC) new equipment orders grew approximately 9% in 2008, as compared with 2007. These growth rates reflect increases for most of the year partially offset by declines in the fourth quarter. Although commercial HVAC revenue grew in 2008, commercial refrigeration revenues declined as a result of the current economic conditions. As with the prior year, the weakness in the U.S. residential market continued to affect Carrier’s North American residential business where unit shipments declined 7%, however the broader market declined further. UTC Fire & Security experienced 3% organic revenue growth in 2008 with strength in the fire safety businesses being partially offset by the adverse impact of the U.S. and international banking industry downturn on its electronic security businesses. The growth in the fire safety businesses resulted largely from increased activity in the oil & gas and marine industries as well as growth in Asia.

Although the price of oil has retreated significantly from record prices experienced early in 2008, the commercial aerospace industry continues to engage in capacity reductions and airline carrier consolidations to help offset the significant decline in passenger and cargo traffic levels experienced across the industry in 2008. Worldwide revenue passenger miles (RPMs) were essentially flat in 2008 as compared to 2007, and lower than initially expected as a result of the worldwide economic slowdown. Consistent with expectations, we saw a leveling off of Pratt & Whitney’s commercial aerospace aftermarket business in 2008 compared to 2007, which reflected sales growth in the first half of the year offset by declines in the second half of 2008. However, also consistent with expectations, we experienced growth in the commercial aerospace original equipment manufacturer (OEM) markets at both Pratt & Whitney and Hamilton Sundstrand, as well as continued strong demand for military helicopters at Sikorsky.

With the increasingly tough economic environment, we expect revenues to decline in 2009 to approximately $57 billion reflecting lower organic growth levels and a significant unfavorable impact from foreign currency translation due to the recent strengthening of the U.S. dollar as compared with currencies such as the Euro. Although the disruption in the financial markets did not have a significant impact on our results in 2008, it continues to present a risk as we enter 2009. In addition to managing any potential impact to our financial results, we continue to monitor and address the potential impact to our customers and suppliers, which to date has been limited.

The increase in revenue in 2008 was accompanied by improvements in operational efficiencies, including savings from previously initiated restructuring actions, the benefit of cost containment efforts and the favorable impact of foreign currency translation. These operating profit improvements were partially offset by the adverse impact of higher restructuring charges, research and development spending and commodity costs, to generate a net 8%

increase in operating profit in 2008, as compared with 2007. Although commodity prices declined in the second half of 2008, we still experienced overall cost increases for the year, in part due to certain existing long-term supplier agreements. After partial recovery through pricing, the net adverse impact to earnings of higher commodity costs in 2008 was approximately $115 million. As a result of the recent declines in commodity pricing, we are now expecting the lower costs to provide a benefit to operating results in 2009 of about $150 million.

To help generate future margin growth, and in anticipation of a difficult economic environment in 2009, we invested $357 million in restructuring actions across our businesses in 2008. While restructuring efforts have been undertaken across the company, the majority of the charges were incurred at Carrier and Pratt & Whitney as we focus on lowering our overall cost structure.

In 2008, operating profit benefited from various gains related to business divestiture activity during the year ($129 million), the sale of marketable securities ($38 million) and a favorable pre-tax interest adjustment ($12 million) as discussed below in “Results of Operations.” Operating profit for 2007 was adversely impacted by a civil fine, net of existing reserves, of $216 million levied against Otis. The European Commission’s Competition Directorate assessed a civil fine of approximately $300 million (EU Fine) against Otis, its relevant local entities and UTC, as a result of certain Otis subsidiaries in Europe violating European Union competition rules. Gains from the sale of marketable securities and certain non-core assets and lower restructuring charges in 2007 helped to offset the adverse impact of this fine, as discussed further in “Results of Operations.”

In addition to the earnings generated from organic revenue growth, including the growth from new product development and product improvements, our earnings growth strategy also contemplates investments in acquisitions. We invested $1.4 billion and $2.3 billion, including debt assumed of $196 million and $300 million, in the acquisition of businesses across all of our operations in 2008 and 2007, respectively. Acquisitions in 2008 consisted principally of a number of small acquisitions in our commercial businesses. Acquisitions in 2007 consisted principally of investments in the UTC Fire & Security segment including the acquisitions of Initial Electronic Security Group (IESG) for approximately $1.2 billion and Marioff Corporation, Oy (Marioff) for approximately $348 million. The remaining investments in 2007 included a number of smaller acquisitions across our businesses.

For additional discussion of acquisitions and restructuring, see “Liquidity and Financing Commitments,” “Restructuring and Other Costs” and Notes 2 and 11 to the Consolidated Financial Statements.

Results of Operations

Revenues

(in millions of dollars)	2008	2007	2006
Sales	$58,043	$53,919	$47,118
Other income, net	638	840	711

Total revenues	$58,681	$54,759	$47,829

All segments, except for Carrier, experienced organic revenue growth in 2008. Organic growth was led by the aerospace businesses which benefited from the general strength of the commercial aerospace OEM, regional and business jet markets, and demand for military helicopters. Commercial aerospace aftermarket growth rates have moderated due to declines in large commercial spares orders resulting from the airlines’ consolidation and continued reductions of capacity in response to market conditions. Commercial OEM growth reflected strong production levels at the airframe manufacturers, while military OEM revenue growth was driven largely by government demand for military helicopters. In the commercial businesses, revenue growth at Otis reflected increases in Europe and North America, led by new equipment sales generated from the strong backlog entering the year. At Carrier, significantly lower unit shipments of U.S. residential product due to the continued weakness in the North American residential market, and lower customer demand for commercial refrigeration products as a result of weak economic conditions contributed to a decline in organic revenues. UTC Fire & Security revenues increased largely on the strength of fire safety sales in the oil & gas and marine industries as well as growth in Asia. The consolidated revenue increase of $3.9 billion or 7% in 2008 also included growth from net acquisitions of 1% and the favorable impact of foreign currency translation of 1% resulting from the weakness of the U.S. dollar relative to other currencies, particularly the Euro, experienced for most of 2008.

The consolidated revenue increase of 14% in 2007 reflected organic growth of 9%, acquisition growth of 2% and the favorable impact of foreign currency translation of 3% resulting from the weakness of the U.S. dollar relative to other currencies including the Euro and the Pound Sterling. All segments experienced organic sales growth in 2007, led by the aerospace businesses, which benefited from the general strength of the commercial aerospace markets, overall helicopter demand, and the absence of the impact of the 2006 Sikorsky strike. Commercial aerospace aftermarket growth rates were significantly in excess of general industry growth levels while military OEM revenue growth was driven by government demand for military helicopters. The commercial businesses benefited from generally favorable worldwide economic conditions throughout most of 2007. Otis’ growth included increases in all geographic regions, led by new equipment sales as a result of the strong backlog entering the year and continued order strength throughout 2007. Carrier’s revenues increased as a result of generally strong international residential and commercial HVAC markets, partially offset by significantly lower unit shipments of U.S. residential product due to the weakness in the North American residential market.

The decrease in other income in 2008, as compared with 2007, is largely related to the absence of certain gains reflected in 2007 as further described below. Other income in 2008 includes gains generated during the year from business divestiture activity, including a $67 million gain at Carrier from the contribution of a business into a new venture operating in the Middle East and the Commonwealth of Independent States, an approximately $37 million non-cash gain recognized on the sale of a partial investment at Pratt & Whitney and a gain of approximately $25 million related to a disposal of a business at Hamilton Sundstrand. Also, other income in 2008 reflects a $38 million gain from the sale of marketable securities and an approximately $12 million favorable pre-tax interest adjustment related to the settlement of disputed adjustments from the 2000 through 2003 examination with the Appeals Division of the Internal Revenue Service (IRS). These gains were partially offset by the adverse impact of increased hedging costs on our cash management activities of approximately $80 million. The balance of other income is comprised of interest and joint venture income, royalties, and other miscellaneous operating activities.

Other income for 2007 included approximately $150 million in gains resulting from the sale of marketable securities, an approximately $80 million gain recognized on the sale of land by Otis, gains of approximately $83 million on the disposal of certain non-core businesses, and approximately $28 million in pre-tax interest income relating to a re-evaluation of our tax liabilities and contingencies based on global tax examination activity during 2007, including completion of our review of the 2000 through 2003 IRS audit report and our related protest filing. Remaining activity includes interest and joint venture income, royalties and other miscellaneous operating activities.

Gross Margin

(in millions of dollars)	2008	2007	2006
Gross margin	$15,482	$13,997	$12,378
Percentage of sales	26.7%	26.0%	26.3%

The improvement in gross margin (product and service sales less the cost of product and services sold) of 70 basis points in 2008, as a percentage of sales, is due largely to the benefit from higher volumes, savings from previously initiated restructuring actions and net operational efficiencies (approximately 60 basis points combined). The absence of the 2007 EU Fine, net of reserves (approximately 40 basis points) was partially offset by the adverse impact of higher commodity costs, net of pricing (approximately 20 basis points) and increased restructuring costs (approximately 10 basis points) contributing to the remainder of the year-over-year change.

In 2007, the gross margin decline as a percentage of sales compared with 2006, was primarily the result of the adverse impact of the EU Fine, net of existing reserves, of approximately $216 million (approximately 40 basis points), the absence of an approximately $80 million benefit (approximately 20 basis points) from a reserve reversal associated with the 2006 settlement of a Department of Defense collaboration accounting claim against Pratt & Whitney, and higher commodity costs in 2007. After partial recovery through pricing, the net adverse impact to earnings of higher commodity costs in 2007 was approximately $290 million (approximately 50 basis points). All of these adverse impacts were partially offset by lower restructuring charges in 2007 (approximately 20 basis points), higher volumes, the impact of acquisitions, savings from previously initiated restructuring actions, net operational efficiencies and the favorability of foreign exchange translation.

Research and Development

(in millions of dollars)	2008	2007	2006
Company-funded	$1,771	$1,678	$1,529
Percentage of sales	3.1%	3.1%	3.2%
Customer-funded	$2,008	$1,872	$1,621
Percentage of sales	3.5%	3.5%	3.4%

The increase in company-funded research and development in 2008, compared with 2007, was led by continued investments in Pratt & Whitney’s next generation product family including the PurePower™PW1000G (PurePower) engine, which features Geared Turbofan (GTF) technology. General increases across the businesses comprised the remainder of the year-over-year increase. The approximately 10% increase in company-funded research and development in 2007, as compared with 2006, was driven largely by continued efforts on the Boeing 787 program at Hamilton Sundstrand (4%) and Pratt & Whitney’s next generation product family (3%). Increases in company-funded research and development costs at Hamilton Sundstrand on the Boeing 787 program in 2007 were primarily the result of 787 aircraft program delays. Company-funded research and development spending is subject to the variable nature of program development schedules.

The increase in customer-funded research and development spending in 2008, as compared with 2007, relates largely to increased engineering effort in the J-2X propulsion program at Pratt & Whitney Rocketdyne as well as various space programs at Hamilton Sundstrand, while development spending on the Joint Strike Fighter program across the company decreased. The 2007 increase in customer-funded research and development, as compared with 2006, is primarily attributable to increased spending at Sikorsky on the CH-53K program.

Company-funded research and development spending for 2009 is expected to be consistent with 2008 spending levels.

Selling, General and Administrative

(in millions of dollars)	2008	2007	2006
Selling, general and administrative	$6,724	$6,109	$5,462
Percentage of sales	11.6%	11.3%	11.6%

Increases in selling, general and administrative expenses in both 2008 and 2007 were due primarily to general increases across the businesses in support of higher volumes and the adverse impact of foreign currency translation. The increase in 2008 was further impacted by the effect of increased restructuring charges undertaken in anticipation of a tougher economic climate in 2009, resulting in a 30 basis point increase in selling, general and administrative expenses as a percentage of sales from 2007 to 2008. Strong control of spending in 2007, coupled with the significant growth in revenues, led to a 30 basis point reduction in selling, general and administrative expenses as a percentage of sales from 2006 to 2007.

Interest Expense

(in millions of dollars)	2008	2007	2006
Interest expense	$689	$666	$606
Average interest rate during the year
Short-term borrowings	5.6%	6.2%	6.2%
Total debt	5.9%	6.2%	6.4%

Interest expense increased in 2008, as compared with 2007, primarily as a result of the issuances of $1.0 billion of long-term debt in December 2007, bearing interest at 5.375%, and $1.0 billion of long-term debt in May 2008, bearing interest at 6.125%. This increase was partially offset by lower interest charges related to our deferred compensation plan and lower interest accrued on unrecognized tax benefits. The issuance of $1.25 billion of long-term debt in December 2008 bearing interest at 6.125% did not have a significant impact to interest expense in 2008. Interest expense increased in 2007 primarily as a result of the full year impact of the issuance of $1.1 billion of long-term debt in May 2006, an increase in short-term borrowings to fund acquisition activity, and interest accrued on unrecognized tax benefits.

The issuance of $1.0 billion of long-term debt in December 2007 did not have a significant impact to interest expense in 2007.

The average interest rate for commercial paper decreased in 2008 as compared to 2007 generating the decrease in the average short-term borrowing rate. The overall average interest rate declined as the long-term debt issuances noted above were at interest rates lower than existing outstanding obligations. The weighted-average interest rate applicable to debt outstanding at December 31, 2008 was 5.3% for short-term borrowings and 5.9% for total debt as compared to 7.2% and 6.2%, respectively, at December 31, 2007. The decrease in the average interest rate on total debt in 2007, as compared to 2006, corresponded to the full year impact of the May 2006 long-term debt issuances which bear interest at 6.05% and LIBOR + .07%. The three month LIBOR rate as of December 31, 2008, 2007 and 2006 was 1.4%, 4.7% and 5.4%, respectively.

Income Taxes

	2008	2007	2006
Effective income tax rate	27.1%	28.8%	27.2%

The effective tax rates for 2008, 2007 and 2006 reflect tax benefits associated with lower tax rates on international earnings, which we intend to permanently reinvest outside the United States. The 2008 effective tax rate decreased as compared to 2007 due to the absence of certain discrete items which had a net adverse impact in 2007. The 2008 effective tax rate reflects approximately $62 million of tax expense reductions, principally relating to re-evaluation of our liabilities and contingencies based upon resolution of disputed tax matters with the Appeals Division of the IRS for tax years 2000 through 2003.

The 2007 effective tax rate reflects approximately $80 million of tax expense reductions, principally relating to re-evaluation of our liabilities and contingencies based upon global examination activity, including the IRS’s completion of 2000 through 2003 examination fieldwork and our related protest filing, and development of claims for research and development tax credits. Principal adverse tax impacts to the 2007 effective tax rate related to the previously disclosed EU Fine and enacted tax law changes outside the United States.

In 2006, a residual disputed issue related to the 1999 disposition of a business segment was settled with the Appeals Division of the IRS and was reviewed by the U.S. Congress Joint Committee on Taxation. The settlement resulted in an approximately $35 million reduction in tax expense in 2006.

We expect our effective income tax rate in 2009 to be approximately 28%, before the impacts of any discrete events.

For additional discussion of income taxes, see “Critical Accounting Estimates—Income Taxes” and Note 9 to the Consolidated Financial Statements.

Net Income and Earnings Per Share

(in millions of dollars, except per share amounts)	2008	2007	2006
Net income	$4,689	$4,224	$3,732
Diluted earnings per share	$4.90	$4.27	$3.71

The general weakness of the U.S. dollar against certain currencies, such as the Euro, for the majority of the year, generated a beneficial year-over-year foreign currency impact of $.06 per share in 2008. This year-over-year impact is net of the adverse impacts of both foreign currency translation and hedging at Pratt & Whitney Canada (P&WC) of a combined $.05 per share. At P&WC, the strength of the U.S. dollar in the fourth quarter of 2008 partially offset the adverse foreign currency translation impact experienced earlier in the year from a weaker U.S. dollar as the majority of P&WC’s revenues are denominated in U.S. dollars, while a significant portion of its costs are incurred in local currencies. To help mitigate the volatility of foreign currency exchange rates on our operating results, we maintain foreign currency hedging programs, the majority of which are entered into by P&WC. Due to the significant revenue growth at P&WC, as well as the dramatic increase in the strength of the Canadian dollar to the U.S. dollar in 2007 and early 2008, the hedges previously entered into generated an adverse foreign exchange impact as the U.S. dollar strengthened. As a result of hedging programs currently in place, P&WC’s 2009 operating results will include the adverse impact of foreign currency translation, net of hedging, of approximately $100 million. In 2007 and 2006, foreign currency translation had a favorable impact of $.09 and $.01 per share, respectively. For additional discussion of foreign currency exposure, see “Market Risk and Risk Management—Foreign Currency Exposures.” Diluted earnings per share for 2008 were also favorably impacted by approximately $.11 per share as a result of the shares repurchased since January 1, 2008 under our share repurchase program.

Restructuring and Other Costs

We recorded net pre-tax restructuring and related charges/(credits) totaling $357 million in 2008 and $166 million in 2007 for new and ongoing restructuring actions. We recorded these charges in the segments as follows:

(in millions of dollars)	2008	2007
Otis	$21	$21
Carrier	140	33
UTC Fire & Security	63	39
Pratt & Whitney	116	53
Hamilton Sundstrand	16	23
Sikorsky	—	(3)
Eliminations & Other	1	—

The 2008 charges include $148 million in cost of sales, $205 million in selling, general and administrative expenses and $4 million in other income. The 2007 charges include $110 million in cost of sales, $55 million in selling, general and administrative expenses and $1 million in other income. These charges relate principally to actions initiated during 2008 and, to a lesser extent, residual trailing costs related to certain 2007 and 2006 actions.

Restructuring actions are an essential component of our operating margin improvement efforts and relate to both existing operations and those recently acquired. We have acquired certain businesses at beneficial values, such as Linde, Chubb, Kidde and IESG, with the expectation of restructuring the underlying cost structure in order to bring operating margins up to expected levels. Restructuring actions focus on streamlining costs through workforce reductions, the consolidation of manufacturing, sales and service facilities, and the transfer of work to more cost-effective locations. For acquisitions prior to January 1, 2009, the costs of restructuring actions at the acquired company contemplated at the date of acquisition are recorded under purchase accounting and actions initiated subsequently are recorded through operating results. However, upon the January 1, 2009 adoption of SFAS No. 141 (revised 2007), “Business Combinations” (SFAS 141(R)), restructuring costs associated with a business combination will be expensed as incurred. We expect to initiate restructuring actions during 2009 across the businesses due to our continuing cost reduction efforts. Excluding the impact of SFAS 141(R), we expect to incur approximately $150 million of restructuring costs in the first quarter of 2009. Although no specific plans for other significant actions have been finalized at this time, we continue to closely monitor the economic environment and may undertake further restructuring actions to keep our cost structure aligned with the demands of the prevailing market conditions.

2008 Actions. During 2008, we initiated restructuring actions relating to ongoing cost reduction efforts, including selling, general and administrative reductions and the consolidation of manufacturing facilities. We recorded net pre-tax restructuring and related charges in the business segments totaling $327 million as follows: Otis $21 million, Carrier $141 million, UTC Fire & Security $58 million, Pratt & Whitney $93 million, Hamilton Sundstrand $13 million and Eliminations & Other $1 million. The charges included $119 million in cost of sales, $204 million in selling, general and administrative expenses and $4 million in other income. Those costs included $277 million for severance and related employee termination costs, $24 million for asset write-downs and $26 million for facility exit and lease termination costs.

We expect the 2008 actions to result in net workforce reductions of approximately 6,300 hourly and salaried employees, the exiting of approximately 1.2 million net square feet of facilities and the disposal of assets associated with the exited facilities. As of December 31, 2008, we have completed net workforce reductions of approximately 3,900 employees. We are targeting the majority of the remaining workforce and all facility related cost reduction actions for completion during 2009 and 2010. Approximately 80% of the total pre-tax charge will require cash payments, which we will fund with cash generated from operations. During 2008, we had cash outflows of approximately $130 million related to the 2008 actions. We expect to incur additional restructuring and related charges of $60 million to complete these actions. We expect recurring pre-tax savings to increase over the two-year period subsequent to initiating the actions to approximately $370 million annually, of which $108 million was realized in 2008.

2007 Actions. During 2008, we recorded net pre-tax restructuring and related charges in the business segments totaling $10 million for restructuring actions initiated in 2007. The 2007 actions relate to ongoing cost reduction efforts, including workforce reductions and the consolidation of manufacturing facilities. We recorded the charges in 2008 in our segments as follows: UTC Fire & Security $5 million, Pratt & Whitney $2 million and Hamilton Sundstrand $3 million. The charges included $9 million in cost of sales and $1 million in selling, general and administrative expenses. Those costs included $7 million for facility exit and lease termination costs, $2 million for asset write-downs and $1 million for severance.

We expect the 2007 actions to result in net workforce reductions of approximately 1,800 hourly and salaried employees, the exiting of approximately 500,000 net square feet of facilities and the disposal of assets associated with the exited facilities. As of December 31, 2008, we have completed net workforce reductions of approximately 1,700 employees and exited 200,000 net square feet of facilities. We are targeting the majority of the remaining workforce and facility related cost reduction actions for completion during 2009. Approximately 70% of the total pre-tax charge will require cash payments, which we will fund with cash generated from operations. During 2008, we had cash outflows of approximately $40 million related to the 2007 actions. We expect to incur additional restructuring and related charges of $5 million to complete these actions. We expect recurring pre-tax savings to increase over the two-year period subsequent to initiating the actions to approximately $110 million annually.

2006 Actions. During 2008, we recorded net pre-tax restructuring and related charges of $20 million for actions initiated in 2006. The 2006 actions relate to ongoing cost reduction efforts, selling, general and administrative reductions, workforce reductions and the consolidation of manufacturing facilities. The charges recorded in 2008 pertain to facility exit and lease termination costs, which include $20 million of charges recorded to cost of sales and $1 million recorded to selling, general and administrative expenses at Pratt & Whitney, and $1 million of reversals recorded to selling, general and administrative expenses at Carrier.

The 2006 actions resulted in the exiting of approximately 800,000 net square feet of facilities and the disposal of assets associated with the exited facilities. As of December 31, 2008, we have completed all net workforce reductions of approximately 3,700 hourly and salaried employees and completed all facility related actions.

For additional discussion of restructuring, see Note 11 to the Consolidated Financial Statements.

Segment Review

	Revenues			Operating Profits			Operating Profit Margin
(in millions of dollars)	2008	2007	2006	2008	2007	2006	2008	2007	2006
Otis	$12,949	$11,885	$10,290	$2,477	$2,321	$1,888	19.1%	19.5%	18.3%
Carrier	14,944	14,644	13,481	1,316	1,381	1,237	8.8%	9.4%	9.2%
UTC Fire & Security	6,462	5,754	4,747	542	443	301	8.4%	7.7%	6.3%
Pratt & Whitney	12,965	12,129	11,112	2,122	2,011	1,817	16.4%	16.6%	16.4%
Hamilton Sundstrand	6,207	5,636	4,995	1,099	967	832	17.7%	17.2%	16.7%
Sikorsky	5,368	4,789	3,230	478	373	173	8.9%	7.8%	5.4%

Commercial Businesses

The financial performance of our commercial businesses can be influenced by a number of external factors including fluctuations in residential and commercial construction activity, regulatory changes, interest rates, labor costs, foreign currency exchange rates, customer attrition, raw material and energy costs, tightening of credit markets and other global and political factors. Carrier’s financial performance can also be influenced by production and utilization of transport equipment, and for its residential business, weather conditions. Geographic and industry diversity across the commercial businesses help to balance the impact of such factors on our consolidated operating results. The decline in orders late in the year across our commercial businesses is a result of continued weakness in the U.S. residential market, the strengthening of the U.S. dollar and a second half slowdown in global non-residential construction activity. Although we have not seen a significant increase in cancellations of orders in the commercial businesses to date, we have experienced an increase in delays as the underlying projects contend with financing issues as a result of the tight credit markets.

In 2008, 72% of total commercial business revenues were generated outside the United States, as compared to 71% in 2007. The following table shows revenues generated outside the United States for each of the commercial business segments:

	2008	2007
Otis	80%	81%
Carrier	60%	59%
UTC Fire & Security	83%	82%

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

Organic revenue growth of 7% in 2008 was generated by a strong opening new equipment backlog with revenue increases in Europe and North America. Revenues in Asia were flat as growth in China was offset by a decline in Korea. New equipment orders rose 8% and new equipment backlog at the end of the year was up 9%, led by China. Deteriorating economic conditions have begun to adversely impact many commercial construction markets around the world, resulting in declining new equipment order rates in the fourth quarter of 2008 and delays in some previously awarded projects. Global economic conditions are expected to adversely impact new equipment sales, orders, and pricing in 2009.

In 2008, Otis revenues increased $1,064 million (9%) compared with 2007, reflecting organic growth (7%) and the favorable impact of foreign currency translation (3%), partially offset by the absence of gains on the sale of land and a non-core business (combined 1%) recorded in 2007. Revenue growth reflected increased new equipment and service volume, aided by the strong new equipment backlog entering the year, as well as higher modernization and repair sales in North America and Europe, the latter benefiting from changes to elevator safety laws in France and Spain. The 2007 increase of $1,595 million (16%) reflected organic growth (8%), the favorable impact of foreign currency translation (6%) and gains on the sale of land and a non-core business (combined 1%). Organic growth reflected increases in all geographic regions, led by new equipment sales.

Otis operating profits increased $156 million (7%) in 2008 compared with 2007. Profit improvement resulted from higher volumes, product cost reductions and improved field installation efficiencies as partially offset by higher commodity and labor costs (net combined 9%), and the favorable impact of foreign currency translation (5%). These improvements were reduced by the absence in 2008 of gains realized on the sale of land and a non-core business in 2007 (combined 5%) and by provisions for inventory shortages and other accounting irregularities (2%) discovered at a subsidiary in Brazil in late 2008. Otis expects to conclude its investigation into the Brazilian matter in 2009.

Operating profits increased $433 million (23%) in 2007 compared with 2006 as a result of higher revenues and cost containment actions partially offset by escalating commodity and labor costs (net 9%), the favorable impact of foreign currency translation (7%), gains realized on the sale of land and a non-core business (combined 6%), and lower restructuring charges (1%). Operating margins expanded despite the continued shift in sales mix towards new equipment, which has lower contribution margins than services.

Carrier is the world’s largest manufacturer and distributor of HVAC and refrigeration systems. It also produces food service equipment and HVAC and refrigeration-related controls for residential, commercial, industrial and transportation applications. Carrier also provides installation, retrofit and aftermarket services and components for the products it sells and those of other manufacturers in the HVAC and refrigeration industries. Sales are made both directly to the end customer and through manufacturers’ representatives, distributors, wholesalers, dealers and retail outlets. Certain of Carrier’s HVAC businesses are seasonal and can be impacted by weather. Carrier customarily offers its customers incentives to purchase products to ensure adequate supply of our products in the distribution channel.

The slowing global economy has had an immediate impact on Carrier’s short cycle businesses, leading to a decline in organic revenue of 1% in 2008. Weak end markets have adversely impacted the Refrigeration business and continued weakness in the U.S. housing market unfavorably impacted the North American residential businesses. Higher costs on cross border transactions, as a result of significant currency shifts worldwide, have also negatively impacted 2008 operating margin. Our current expectation is that the U.S. housing market deterioration will continue throughout 2009. Moderating commercial HVAC order rates and significant declines in transport refrigeration orders late in the year are expected to create challenging business conditions in 2009. These challenges as well as weak global economic conditions are expected to contribute to a further overall decline in organic revenue in 2009. In response to the current economic environment and expected slower worldwide growth, Carrier continues to focus on implementing restructuring and other cost reduction initiatives.

Although commodity prices declined in the second half of 2008, Carrier still experienced overall cost increases for the year, in part due to certain existing long-term supplier agreements. As a result of commodity cost increases in 2008 and 2007, Carrier implemented price increases on many of its products. Although this helped to partially mitigate the impact, commodity cost increases still had a net adverse impact to operating profit in 2008 and 2007 of $71 million and $79 million, respectively.

Carrier’s revenues increased $300 million (2%) in 2008 compared with 2007, reflecting the favorable impact of both foreign currency translation (2%) and the net impact of recent acquisitions (1%). Organic revenue declined (1%) for the year due to weak end markets in the Refrigeration business and a decline in the Residential and Light Commercial Systems business in North America attributable to the continued weakness in the U.S. housing market. These decreases more than offset growth in the Building Systems and Services business while the Residential and Light Commercial International business was essentially flat. The year-over-year impact from a gain generated on the contribution of a business into a new venture operating in the Middle East and the Commonwealth of Independent States was essentially offset by the absence of a gain in 2007 on the disposition of Carrier’s Fincoil-teollisuus Oy (Fincoil) heat exchanger business.

Carrier’s revenues increased $1,163 million (9%) in 2007 compared with 2006. Revenue growth was led by Building Systems and Services (3%), Refrigeration (2%), and Residential and Light Commercial International HVAC (2%), partially offset by a decline in the Residential and Light Commercial Systems business in North America (2%) as a result of the weakness in the U.S. housing market. The year-over-year impact from a gain on the disposition of Fincoil in 2007 was offset by the impact of a gain in 2006 on Carrier’s sale of its interest in a compressor manufacturing joint venture. The favorable impact of foreign currency translation (4%) comprised the majority of the remaining revenue increase in 2007.

Carrier’s operating profits decreased $65 million (5%) in 2008 compared with 2007. Higher restructuring costs (8%) and the adverse impact of higher commodity costs, net of pricing (5%), were partially offset by the favorable impact of foreign currency translation (4%), the absence of the adverse impact of a 2007 settlement of a gas furnace litigation matter (3%) and the net benefit from recent acquisitions (1%). A gain generated in 2008 from the contribution of a business to a new venture (5%) was mostly offset by the absence of a gain (4%) recorded in 2007 on the disposition of Fincoil. Profit growth in Building Systems and Services, product cost reductions, and benefits from prior restructuring actions, were more than offset by lower earnings in the Refrigeration and Residential and Light Commercial Systems International businesses and the adverse impact of higher costs on cross border transactions (4%), as a result of significant currency shifts experienced during the year, to contribute to the remainder of the year-over-year decrease in operating profit.

Carrier’s operating profits increased $144 million (12%) in 2007 compared with 2006. Earnings growth in Building Systems and Services, Residential and Light Commercial International HVAC, and Refrigeration more than offset declining earnings in Residential and Light Commercial Systems North America to generate a combined increase in operating profits (14%). Lower restructuring charges (3%), the absence of manufacturing inefficiencies associated with the ramp up of the 13 SEER production in 2006, and the favorable impact of foreign currency translation (4%) were partially offset by the adverse impact of higher commodity costs, net of price realization (6%). The adverse impact of the settlement of a furnace litigation matter ($36 million) was more than offset by a gain generated on the disposition of Fincoil, to generate the majority of the remaining year-over-year change.

UTC Fire & Security is a global provider of security and fire safety products and services. The UTC Fire & Security segment was created in the second quarter of 2005 upon acquiring Kidde and adding the Kidde industrial, retail and commercial fire safety businesses to the former Chubb segment. In the electronic security industry, UTC Fire & Security provides system integration, installation and service of intruder alarms, access control systems and video surveillance systems under several brand names including Chubb. In the fire safety industry, UTC Fire & Security designs, manufactures, integrates, installs, sells and services a wide range of specialty hazard detection and fixed suppression products and systems and manufactures, sells and services portable fire extinguishers and other fire fighting equipment under several brand names including Kidde. UTC Fire & Security also provides monitoring, response and security personnel services, including cash-in-transit security, to complement its electronic security and fire safety businesses. UTC Fire & Security sells directly to the customer as well as through manufacturers’ representatives, distributors, dealers and U.S. retail distribution.

UTC Fire & Security’s revenues increased $708 million (12%) in 2008, as compared with 2007, due principally to net acquisitions (9%). Organic revenue growth of 3% was primarily contributed by the North American and European Fire Safety businesses (2%) due to strength in the oil & gas and marine industries and in Asia. UTC Fire & Security’s revenues increased $1,007 million (21%) in 2007, as compared with 2006, due to acquisitions (12%), the favorable impact of foreign currency translation (7%) and organic growth (2%).

UTC Fire & Security’s operating profits increased $99 million (22%) in 2008, as compared with 2007, due principally to increased sales volume, the benefits of net cost reductions from previous restructuring and integration and continuing productivity initiatives (combined 18%) and net acquisitions (11%). These improvements were partially offset by the adverse impact of higher restructuring costs (5%) and the unfavorable impact of foreign currency translation (1%) to reflect the majority of the remaining year-over-year operating profit change. Operating profits increased $142 million (47%) in 2007 as compared with 2006. The majority of the increase in operating profits was generated from increased volume, net cost reductions from previous restructuring actions (combined 19%), net acquisitions (19%), lower restructuring costs (2%) and the favorable impact of foreign currency translation (9%). These improvements were partially offset by the net adverse impact of higher commodity costs (3%).

Aerospace Businesses

The financial performance of Pratt & Whitney, Hamilton Sundstrand and Sikorsky is directly tied to the economic conditions of the commercial aerospace and defense industries. In particular, Pratt & Whitney experiences intense competition for new commercial airframe/engine combinations. Engine suppliers may offer substantial discounts and other financial incentives, performance and operating cost guarantees, participation in financing arrangements and maintenance agreements. At times, the aerospace businesses also enter into firm fixed-price development contracts, which may require the company to bear cost overruns related to unforeseen technical and design challenges that arise during the development stage of the program. Customer selections of engines and components can also have a significant impact on later sales of parts and service. Predicted traffic levels, load factors, worldwide airline profits, general economic activity and global defense spending have been reliable indicators for new aircraft and aftermarket orders within the aerospace industry. Spare part sales and aftermarket service trends are affected by many factors, including usage, technological improvements, pricing, regulatory changes and the retirement of older aircraft. Performance in the general aviation sector is closely tied to the overall health of the economy and is positively correlated to corporate profits.

The volatility of fuel prices throughout much of 2008 adversely impacted the commercial aerospace industry leading many airline carriers to consolidate or reduce capacity by idling some aircraft and retiring other older and less fuel efficient aircraft. Several smaller carriers have either declared bankruptcy or shut down altogether. Although fuel prices had declined substantially by the end of 2008, the deterioration in the worldwide economic environment has led to a significant decline in passenger and cargo traffic. RPM growth was essentially flat in 2008 compared to the 5% growth reflected in 2007. We expect worldwide RPMs to be down approximately 3% in 2009 as a result of expected further air traffic declines. While the service and capacity reductions did not have a significant impact on our 2008 full year results, we did begin to see a decline in Pratt & Whitney’s year-over-year large commercial spares orders and we expect a further decline in 2009 based upon the current economic conditions. As a result of lower business jet utilization, P&WC experienced a decline in spares volume in the second half of 2008, and expect further declines in 2009. Total commercial aerospace aftermarket revenues increased 2% in 2008 compared with 2007, reflecting increases at both Hamilton Sundstrand and Sikorsky, while Pratt & Whitney was essentially flat year-over-year. Pratt & Whitney’s commercial aerospace aftermarket revenue performance reflects the growth experienced in the first half of 2008 offset by declines in the second half of the year. Hamilton Sundstrand’s aftermarket revenues increased in the year due to provisioning by the airlines and as it supplies product content on a broad spectrum of aircraft.

Despite the airline industry adversity, the strong production levels at the airframe manufacturers generated commercial aerospace OEM growth in 2008, as compared with 2007, as airframe manufacturers continued delivering on their strong backlogs. Given the current tight credit markets facing both the airlines and the business jet market, there is a possibility that some commercial aircraft delivery dates scheduled for 2009 are at risk of being deferred. Projected global traffic declines, a weakening business jet market, and the possible deferral of commercial aircraft deliveries by airlines to counter the weakening travel demand are all expected to result in a moderation of growth rates in the commercial aerospace markets. The machinist strike at Boeing during the year did not have a significant adverse impact to our 2008 full year results.

Continued government military spending is driving helicopter demand and, as a result, Sikorsky’s military backlog remains very strong. While the U.S. Defense Department budgets are largely in place for 2009, spending beyond 2009 will reflect policies of a new administration and Congress. Across all segments, military OEM volume increased 13% in 2008 compared with 2007, led by Sikorsky. As a result of the strong military helicopter demand and our existing backlogs, we expect further growth in helicopter deliveries in 2009. Total sales to the U.S. government of $7.7 billion, $7.3 billion, and $6.4 billion in 2008, 2007, and 2006, respectively, were 13% of total UTC sales in 2008 and 14% in both 2007 and 2006. The defense portion of our aerospace business is affected by changes in market demand and the global political environment. Our participation in long-term production and development programs for the U.S. government has contributed positively to our results in 2008 and is expected to continue to benefit results in 2009.

Pratt & Whitney is among the world’s leading suppliers of aircraft engines for the commercial, military, business jet and general aviation markets. Pratt & Whitney’s Global Services organization provides maintenance, repair and overhaul services, including the sale of spare parts, as well as fleet management services for large commercial engines. Pratt & Whitney produces families of engines for wide and narrow body aircraft in the commercial and military markets. Pratt & Whitney also sells engines for industrial applications and space propulsion systems. P&WC is a world leader in the production of engines powering business, regional, light jet, utility and military aircraft and helicopters. Pratt & Whitney Rocketdyne (PWR) is a leader in the design, development and manufacture of sophisticated aerospace propulsion systems for military and commercial applications, including the U.S. space shuttle. Pratt & Whitney’s products are sold principally to aircraft manufacturers, airlines and other aircraft operators, aircraft leasing companies, space launch vehicle providers and U.S. and foreign governments. Pratt & Whitney’s products and services must adhere to strict regulatory and market driven safety and performance standards. The frequently changing nature of these standards, along with the long duration of aircraft engine programs, create uncertainty regarding engine program profitability. The vast majority of sales are made directly to the end customer and, to a limited extent, through independent distributors and foreign sales representatives.

During 2007, both Mitsubishi Heavy Industries Ltd. (MHI) and Bombardier selected Pratt & Whitney’s PurePower engine to power their planned new aircraft. Both aircraft are scheduled to enter service in 2013. The PurePower engine, featuring GTF technology, is the exclusive power plant for the new Mitsubishi Regional Jet and the proposed Bombardier C Series family of passenger aircraft. This engine targets a significant reduction in fuel burn and noise levels with lower environmental emissions and operating costs than current production engines. In

2008, the PurePower demonstrator engine successfully completed flight testing. The success of these aircraft and the PurePower engine is dependent upon many factors including technological challenges, aircraft demand, and regulatory approval. Based on these factors, additional investment in the PurePower and the GTF program will be required, with potential additional investment in the underlying aircraft programs being dependent on successful launch by the air-framers and other conditions.

In view of the risks and costs associated with developing new engines, Pratt & Whitney has entered into collaboration agreements in which revenues, costs and risks are shared. At December 31, 2008, the interests of participants in new and existing Pratt & Whitney-directed jet engine production programs ranged from 14% to 29%. In addition, Pratt & Whitney has interests in other engine programs, including a 33% interest in the International Aero Engines (IAE) collaboration that sells and supports V2500® engines for the Airbus A320 family of aircraft. At December 31, 2008, a portion of Pratt & Whitney’s interest in IAE (equivalent to 4% of the overall IAE collaboration) was held by Pratt & Whitney sub-partners. Pratt & Whitney also has a 50% interest in the Engine Alliance (EA), a joint venture with GE Aviation, undertaken to develop, market and manufacture the GP7000® engine for the Airbus A380 aircraft. At December 31, 2008, 40% of Pratt & Whitney’s 50% interest in the EA was held by other participants. During 2008, we also entered into collaboration arrangements for the above mentioned PurePower engine programs. Effective January 1, 2009, we have adopted EITF Issue No. 07-1, “Accounting for Collaborative Arrangements,” which requires that revenues and costs from collaborative arrangements be reported on a gross basis in the appropriate line item in our financial statement. For additional discussion of this EITF Issue, see “New Accounting Pronouncements.”

Pratt & Whitney’s revenues increased $836 million (7%) in 2008 as compared with 2007. This increase is primarily attributable to higher engine deliveries at P&WC (4%), increased commercial engine revenue and aftermarket services volume, partially offset by commercial spares (net combined 1%), and increased volume at Pratt & Whitney Power Systems (1%). Increased volume at PWR (1%) was offset by lower military engine volumes. Revenues increased $1,017 million (9%) in 2007 as compared with 2006. This increase was primarily attributable to higher engine deliveries at P&WC (4%), higher commercial aftermarket volume (3%), and higher volumes at Pratt & Whitney Power Systems (3%).

Pratt & Whitney’s operating profits increased $111 million (6%) in 2008 as compared with 2007. This increase is primarily attributable to the profit contributions from higher engine deliveries and favorable engine mix at P&WC (7%) and increased volume at PWR (2%). Operating profit growth also reflects a gain from the sale of a partial investment (2%) and the favorable impact of commercial engine mix, a commercial engine program adjustment, and lower net commodity costs (combined 3%). These profit contributions were partially offset by the absence of the favorable impact of a contract termination in 2007 (3%), higher year-over-year restructuring costs (3%) and the adverse impact of foreign currency movement (3%) on both foreign currency translation and hedging activity.

Pratt & Whitney’s operating profits increased $194 million (11%) in 2007 as compared with 2006. This increase was primarily attributable to the profit contribution from higher volumes in commercial markets and aftermarket services (12%), higher volumes and aftermarket performance at P&WC (6%), and an improved engine mix in military markets (5%). These increases to operating profit were partially offset by the impact of higher year-over-year commodity costs (7%), and the absence of the favorable impact of a 2006 settlement of a government litigation matter (5%).

Hamilton Sundstrand is among the world’s leading suppliers of technologically advanced aerospace and industrial products and aftermarket services for diversified industries worldwide. Hamilton Sundstrand’s aerospace products, such as power generation, management and distribution systems, flight systems, engine control systems, environmental control systems, fire protection and detection systems, auxiliary power units and propeller systems, serve commercial, military, regional, business and general aviation, as well as space and undersea applications. Aftermarket services include spare parts, overhaul and repair, engineering and technical support and fleet maintenance programs. Hamilton Sundstrand sells aerospace products to airframe manufacturers, the U.S. and foreign governments, aircraft operators and independent distributors. Hamilton Sundstrand’s principal industrial products, such as air compressors, metering pumps and fluid handling equipment, serve industries involved with raw material processing, bulk material handling, construction, hydrocarbon and chemical processing, and water and wastewater treatment. These products are sold under the Sullair, Sundyne, Milton Roy and other brand names directly to end-users and through manufacturers’ representatives and distributors.

Hamilton Sundstrand’s revenues increased $571 million (10%) in 2008 as compared with 2007, due principally to organic volume growth in both the aerospace (7%) and industrial (2%) businesses, and the favorable impact of foreign currency translation (1%). The increase within aerospace was primarily attributable to OEM volume growth. Revenues increased $641 million (13%) in 2007 as compared with 2006 due principally to organic volume growth in both the aerospace (7%) and industrial (2%) businesses, and the favorable impact of foreign currency translation (2%). Within aerospace, both commercial aftermarket (5%) and commercial OEM (2%) contributed to the volume increase.

Hamilton Sundstrand’s operating profits increased $132 million (14%) in 2008 as compared with 2007, primarily due to growth in the aerospace (6%) and industrial businesses (2%). The favorable impact of gains related to divestiture activity (3%), the favorable impact of foreign currency translation (1%), and lower year-over-year restructuring costs (1%) contributed the majority of the remaining year-over-year operating profit growth. Operating profits increased $135 million (16%) in 2007 as compared with 2006 due principally to volume growth in both the commercial aftermarket (13%) and industrial businesses (2%) and the favorable impact of foreign currency translation (2%). Operating profits from commercial OEM revenue growth (8%) and the impact of lower restructuring costs (2%) were mostly offset by increased company funded research and development costs (9%), principally related to the Boeing 787 program.

Sikorsky is one of the world’s largest manufacturers of military and commercial helicopters and also provides aftermarket helicopter and aircraft parts and services. Current major production programs at Sikorsky include the UH-60M Black Hawk medium-transport helicopters and HH-60M Medevac helicopters for the U.S. and foreign governments, the S-70 Black Hawk for foreign governments, the MH-60S and MH-60R helicopters for the U.S. Navy, the International Naval Hawk for multiple naval missions, and the S-76 and the S-92 helicopters for commercial operations. The UH-60M helicopter is the latest and most modern in a series of Black Hawk variants that Sikorsky has been delivering to the U.S. Army since 1978 and requires significant additional assembly hours relative to the previous variants. In December 2007, the U.S. government and Sikorsky signed a five-year, multi-service contract for 537 H-60 helicopters to be delivered to the U.S. Army and U.S. Navy, which include the UH-60M, HH-60M, MH-60S and MH-60R aircraft. The contract value for expected deliveries over the five year term is approximately $7.4 billion and includes options for an additional 263 aircraft, spares, and kits, with the total contract value potentially reaching $11.6 billion making it the largest contract in UTC and Sikorsky history. Actual production quantities will be determined year by year over the life of the program based on funding allocations set by Congress and Pentagon acquisition priorities. The deliveries of the aircraft are scheduled to be made through 2012. Sikorsky also is developing the CH-53K next generation heavy lift helicopter for the U.S. Marine Corps and the CH-148, a derivative of the H-92, a military variant of the S-92, for the Canadian government. The latter is being developed under an approximately $3 billion firm, fixed-price contract that provides for the development, production, and 20-year logistical support of 28 helicopters. This is the largest and most expansive fixed-price development contract in Sikorsky’s history. In December 2008, Sikorsky and the Canadian government executed amendments to the contract that revised the delivery schedule and contract specifications. The first test flight was successfully conducted in November 2008 and delivery of the first helicopter is scheduled for the fourth quarter of 2010.

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

Sikorsky’s revenues increased $579 million (12%) in 2008, as compared with 2007, due to the higher volume of military aircraft deliveries and a favorable aircraft mix between military and commercial programs. Revenues increased $1,559 million (48%) in 2007, as compared with 2006, due to higher business volume and full production in 2007 as compared to 2006, which was adversely impacted by the six week strike of Sikorsky’s union workforce. Increases in military aircraft deliveries and program support (22%), commercial aircraft revenues (13%) and aftermarket operations (13%) comprised the majority of the year-over-year revenue increase.

Sikorsky’s operating profits increased $105 million (28%) in 2008 as compared with 2007. This improvement was primarily attributable to increased military aircraft deliveries and favorable aircraft mix for both military and commercial programs (combined 42%). These improvements were partially offset by increased selling, general, and administrative expenses (7%) and research and development (6%). Sikorsky’s operating profits increased $200 million (116%) in 2007 as compared with 2006. A 58% increase in the number of large aircraft deliveries as a result of strong commercial and military demand and the absence of the strike related impact in 2006 generated the majority of the increase in operating profit in 2007. Lower year-over-year restructuring charges (14%), partially offset by the absence of recoveries from the Comanche program termination (7%), contributed to the remaining operating profit increase.

Liquidity and Financing Commitments

(in millions of dollars)	2008	2007
Cash and cash equivalents	$4,327	$2,904
Total debt	11,476	9,148
Net debt (total debt less cash and cash equivalents)	7,149	6,244
Shareowners’ equity	15,917	21,355
Total capitalization (debt plus equity)	27,393	30,503
Net capitalization (debt plus equity less cash and cash equivalents)	23,066	27,599
Debt to total capitalization	42%	30%
Net debt to net capitalization	31%	23%

We assess our liquidity in terms of our ability to generate cash to fund our operating, investing and financing activities. Our principal source of liquidity is operating cash flows, which, after netting out capital expenditures, we target to equal or exceed net income. In addition to operating cash flows, other significant factors that affect our overall management of liquidity include: capital expenditures, customer financing requirements, investments in businesses, dividends, common stock repurchases, pension funding, access to the commercial paper markets, adequacy of available bank lines of credit, and the ability to attract long-term capital at satisfactory terms.

Recent distress in the financial markets has had an adverse impact on financial market activities including, among other things, extreme volatility in security prices, severely diminished liquidity and credit availability, rating downgrades of certain investments and declining valuations of others. We have assessed the implications of these factors on our current business, are closely monitoring the impact on our customers and suppliers, and have determined that there has not been a significant impact on our financial position, results of operations or liquidity during 2008. Our pension plans have not experienced any significant impact on liquidity or counterparty exposure due to the volatility in the credit markets. However, as a result of losses experienced in the global equity markets, our domestic pension funds experienced a negative return on assets of approximately 27% in 2008. This negative return on our domestic plan in 2008, combined with a change in discount rate will increase pension costs by approximately $225 million in 2009 as compared to 2008. The negative return on assets also had a significant adverse impact on shareowners’ equity in 2008. Combined with the changes attributable to foreign currency translation, the unrealized pension losses contributed a combined increase of seven percentage points to the debt to equity ratio.

Approximately 85% of our domestic pension plans are invested in readily-liquid investments, including equity, fixed income, asset backed receivables and structured products. Less than 1% of these investments are senior tranches of several structured investment vehicles that have been absorbed onto the balance sheets of the sponsoring banks. The balance of our domestic pension plans (14%) is invested in less-liquid but market-valued investments, including real estate and private equity.

As discussed further below, our strong debt ratings and financial position enabled us to issue $1.0 billion of long-term debt in May 2008 and $1.25 billion of long-term debt in December 2008 at favorable market rates. While market volatility cannot be predicted, we do not currently expect a significant impact to our liquidity, financial position or results of operations in 2009.

Our ability to obtain debt financing at comparable risk-based interest rates is partly a function of our existing debt to capitalization levels as well as our current credit standing. In December 2008, we used the net proceeds from our December 2008 issuance of $1.25 billion in long-term debt to repay a portion of our outstanding commercial paper borrowings at that time, as well as a portion of our outstanding borrowings from our multicurrency revolving credit facility. Our credit ratings are reviewed regularly by major debt rating agencies such as Standard and Poor’s and Moody’s Investors Service. In November 2008, Standard and Poor’s affirmed our short-term debt rating as A-1, and in December 2008, affirmed our long-term debt rating as A. Similarly, in November 2008, Moody’s Investors Service also affirmed its corporate rating on our long-term and short-term debt as A2 and P-1, respectively. We continue to have access to the commercial paper markets and our existing credit facilities, and expect to continue to generate strong operating cash flows. While the impact of continued market volatility cannot be predicted, we believe we have sufficient operating flexibility, cash reserves and funding sources to maintain adequate amounts of liquidity and to meet our future operating cash needs.

Most of our cash is denominated in foreign currencies. We manage our worldwide cash requirements by considering available funds among the many subsidiaries through which we conduct our business and the cost effectiveness with which those funds can be accessed. The repatriation of cash balances from certain of our subsidiaries could have adverse tax consequences; however, those balances are generally available without legal restrictions to fund ordinary business operations. We will continue to transfer cash from those subsidiaries to UTC and to other international subsidiaries when it is cost effective to do so.

We believe our future operating cash flows will be sufficient to meet our future operating cash needs. Further, our ability to obtain debt or equity financing, as well as the availability under committed credit lines, provides additional potential sources of liquidity should they be required.

Cash Flow from Operating Activities

	Year Ended December 31,
(in millions of dollars)	2008	2007
Net cash flows provided by operating activities	$6,161	$5,330

In both 2008 and 2007, the majority of cash flows provided by operating activities were generated by the income from the strong operational performance in both years. For 2008, the net income contribution was partially offset by a growth in working capital of $230 million and an increase in other net operating assets of approximately $240 million. The approximately $560 million growth in inventory was significantly lower than the $1.1 billion growth in 2007 and largely reflected the increased production levels at Sikorsky. However, the overall growth in inventories was more than offset by accounts payable and customer advances reflected in the approximately $790 million increase in accounts payable and accrued liabilities. The increase in accounts receivable is reflective of the overall growth in revenues.

For 2007, revenue and production growth generated a combined increase in inventory and accounts receivable of approximately $1.6 billion. However, this amount was completely funded by accounts payable and customer advances as reflected in the approximately $1.6 billion increase in accounts payable and accrued liabilities. Changes in other net operating assets consumed approximately $680 million due largely to the payment of the previously noted EU Fine and to the payment of Canadian taxes in connection with ongoing tax planning activities.

The funded status of our pension plans is dependent upon many factors, including returns on invested assets and the level of market interest rates. We can contribute cash or company stock to our plans at our discretion, subject to applicable regulations. Total cash contributions to pension plans during 2008 and 2007 were $242 million and $181 million, respectively. We also contributed $250 million and $150 million in UTC common stock to these plans during 2008 and 2007, respectively. As of December 31, 2008, the total investment by the defined benefit pension plans in our securities is approximately 4% of total plan assets. We expect to make contributions of approximately $600 million to our pension plans in 2009, including approximately $400 million to our domestic plans. Expected contributions to our defined pension plans in 2009 will meet or exceed the current funding requirements.

Cash Flow from Investing Activities

	Year Ended December 31,
(in millions of dollars)	2008	2007
Net cash flows used in investing activities	$(2,336)	$(3,182)

The 2008 activity primarily reflects a net investment in businesses of $915 million and capital expenditures of $1,216 million. This compares with a net investment in businesses in 2007 of $1,739 million and capital expenditures of $1,153 million. Cash investment in businesses across all of our operations in 2008 was $1,252 million and primarily consisted of a number of small acquisitions in our commercial businesses. Acquisitions in 2007 consisted principally of the UTC Fire & Security acquisition of IESG for $952 million and Marioff for $348 million, as well as a number of smaller acquisitions across the businesses. Dispositions in both 2008 and 2007 consisted primarily of the sale of certain non-core businesses including Carrier’s Fincoil in 2007. We expect total investments in businesses in 2009 to approximate $2 billion; however, actual acquisition spending may vary depending upon the timing, availability and appropriate value of acquisition opportunities.

The $63 million increase in capital expenditures in 2008 as compared with 2007 is related largely to restructuring and facility changes across the businesses. In preparation for the challenging economic climate expected in 2009, we have tightened capital expenditure spending substantially across the company and as a result expect a reduction of spending in 2009.

Customer financing activities were a net cash use of $147 million in 2008, compared to a net cash use of $139 million in 2007. While we expect that customer financing will be a net use of cash in 2009, actual funding is subject to usage under existing customer financing arrangements. At December 31, 2008, we had financing and rental commitments of $1,142 million related to commercial aircraft, of which as much as $407 million may be required to be disbursed in 2009. We may also arrange for third-party investors to assume a portion of our commitments. Refer to Note 4 to the Consolidated Financial Statements for additional discussion of our commercial aerospace industry assets and commitments.

Cash Flow from Financing Activities

	Year Ended December 31,
(in millions of dollars)	2008	2007
Net cash flows used in financing activities	$(2,238)	$(1,955)

In both 2008 and 2007, cash was primarily used to return value to shareowners through dividends and share repurchases. In December 2008, May 2008 and December 2007, we issued $1.25 billion, $1.0 billion and $1.0 billion, respectively, of long-term debt. The proceeds of the May 2008 issuance were primarily used for general corporate purposes, including financing acquisitions and repurchases of our stock. The proceeds of the December 2008 and 2007 issuances were primarily used to repay commercial paper borrowings and to repay outstanding borrowings under our multicurrency revolving credit facility described below.

The timing and levels of certain cash flow activities, such as acquisitions and repurchases of our stock, have resulted in the issuance of both long-term and short-term debt. Commercial paper borrowings and revolving credit facilities provide short-term liquidity to supplement operating cash flows and are used for general corporate purposes, including the funding of potential acquisitions and repurchases of our stock. At December 31, 2008, we had two committed credit agreements from banks permitting aggregate borrowings of up to $2.5 billion. One credit commitment is a $1.5 billion revolving credit agreement. As of December 31, 2008 there were no borrowings under this revolving credit agreement, which expires in October 2011. We also have a $1.0 billion multicurrency revolving credit agreement that is available for general funding purposes, including acquisitions. As of December 31, 2008, approximately $460 million had been borrowed under this revolving credit agreement. This agreement expires in November 2011. As of December 31, 2008, the undrawn portions of both the $1.5 billion revolving credit agreement and $1.0 billion multicurrency revolving credit agreement were available to serve as backup facilities for the issuance of commercial paper. In December 2008, we increased our maximum commercial paper borrowing authority from $1.5 billion to $2.5 billion. In addition, at December 31, 2008, approximately $2.0 billion was available under short-term lines of credit with local banks at our various domestic and international subsidiaries. We had approximately $150 million of commercial paper outstanding at December 31, 2008, all of which was scheduled to mature within one month. In February 2009, we redeemed the entire $500 million outstanding principal amount of Floating Rate Notes that were due in June 2009.

In July 2007, we filed a universal shelf registration statement with the SEC for an indeterminate amount of securities for future issuance, subject to our internal limitations on the amount of debt to be issued under this shelf registration statement.

Financing cash outflows for 2008 and 2007 included the repurchase of 50.4 million and 28.3 million shares of our common stock for $3,160 million and $2,001 million, respectively, under a share repurchase program. On June 11, 2008, the Board of Directors authorized a new 60 million common share repurchase program that replaced the previous program, approved in December 2006, which was nearing completion. Of the approximately 50 million shares which were repurchased in 2008, 19 million shares were repurchased under the previous program and 31 million shares were repurchased under the new program. In addition to management’s view that the repurchase of our common stock is a beneficial investment, we also repurchase to offset the dilutive effect of the issuance of stock and options under the stock-based employee benefit programs. At December 31, 2008, we had remaining authority to repurchase approximately 29 million shares under the current program. We expect total share repurchases in 2009 to approximate $2.0 billion; however, total repurchases may vary depending upon various factors including the level of other investing activities.

We paid dividends of $.32 per share in the first quarter of 2008 for a total of $293 million, $.32 per share in the second quarter for a total of $290 million, $.32 per share in the third quarter for a total of $286 million, and $.385 per share in the fourth quarter for a total of $341 million. During 2007, $1,080 million of cash dividends were paid to shareowners.

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

Losses, if any, on long-term contracts are provided for when anticipated. We recognize loss provisions on original equipment contracts to the extent that estimated inventoriable manufacturing, engineering, product warranty and product performance guarantee costs exceed the projected revenue from the products contemplated under the contractual arrangement. For new commitments, we generally record loss provisions at the earlier of contract announcement or contract signing. For existing commitments, anticipated losses on contracts are recognized in the period in which losses become evident. Products contemplated under the contractual arrangement include products purchased under the contract and, in the large commercial engine business, future highly probable sales of replacement parts required by regulation that are expected to be purchased subsequently for incorporation into the original equipment. Revenue projections used in determining contract loss provisions are based upon estimates of the quantity, pricing and timing of future product deliveries. We recognize losses on shipment to the extent that inventoriable manufacturing costs, estimated warranty costs and product performance guarantee costs exceed revenue realized. We measure the extent of progress toward completion on our long-term commercial aerospace equipment and helicopter contracts using units of delivery. In addition, we use the cost-to-cost method for development contracts in the aerospace businesses and for elevator and escalator sales, installation and modernization contracts in the commercial businesses. For long-term aftermarket contracts, we recognize revenue over the contract period in proportion to the costs expected to be incurred in performing services under the contract. Contract accounting also requires estimates of future costs over the performance period of the contract as well as an estimate of award fees and other sources of revenue.

Contract costs are incurred over a period of time, which can be several years, and the estimation of these costs requires management’s judgment. The long-term nature of these contracts, the complexity of the products, and the strict safety and performance standards under which they are regulated can affect our ability to estimate costs precisely. As a result, we review and update our cost estimates on significant contracts on a quarterly basis, and no less frequently than annually for all others, or when circumstances change and warrant a modification to a previous estimate. We record adjustments to contract loss provisions in earnings when identified.

Income Taxes. The future tax benefit arising from net deductible temporary differences and tax carryforwards is $5.2 billion at December 31, 2008 and $2.4 billion at December 31, 2007. Management believes that our earnings during the periods when the temporary differences become deductible will be sufficient to realize the related future income tax benefits. For those jurisdictions where the expiration date of tax carryforwards or the projected operating results indicate that realization is not likely, a valuation allowance is provided.

In assessing the need for a valuation allowance, we estimate future taxable income, considering the feasibility of ongoing tax planning strategies and the realizability of tax loss carryforwards. Valuation allowances related to deferred tax assets can be affected by changes to tax laws, changes to statutory tax rates and future taxable income levels. In the event we were to determine that we would not be able to realize all or a portion of our deferred tax assets in the future, we would reduce such amounts through a charge to income in the period in which that determination is made or when tax law changes are enacted. Conversely, if we were to determine that we would be able to realize our deferred tax assets in the future in excess of the net carrying amounts, we would decrease the recorded valuation allowance through an increase to income in the period in which that determination is made. Subsequently recognized tax benefits associated with valuation allowances recorded in a business combination have been recorded as an adjustment to goodwill. However, upon the January 1, 2009 adoption of SFAS 141(R), changes in deferred tax asset valuation allowances and income tax uncertainties after the acquisition date generally will affect income tax expense as further described in “New Accounting Pronouncements.”

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

Goodwill and Intangible Assets. Our net investments in businesses in 2008 totaled $1.4 billion, including approximately $196 million of debt assumed. The assets and liabilities of acquired businesses are recorded under the purchase method of accounting at their estimated fair values at the dates of acquisition. Goodwill represents costs in excess of fair values assigned to the underlying net assets of acquired businesses.

Goodwill and intangible assets deemed to have indefinite lives are not amortized, but are subject to annual impairment testing. The identification and measurement of goodwill impairment involves the estimation of the fair value of reporting units. The estimates of fair value of reporting units are based on the best information available as of the date of the assessment, which primarily incorporates management assumptions about expected future cash flows and contemplates other valuation techniques. Future cash flows can be affected by changes in industry or market conditions or the rate and extent to which anticipated synergies or cost savings are realized with newly acquired entities. We completed our assessment of goodwill as of July 1, 2008 and determined that no impairment existed at that date. Although no significant goodwill impairment has been recorded to date, there can be no assurances that future goodwill impairments will not occur. However, a 10% decrease in the estimated fair value of any of our reporting units at the date of our 2008 assessment would not have resulted in a goodwill impairment charge. See Note 2 to the Consolidated Financial Statements for further discussion.

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

Contracting with the U.S. Government. Our contracts with the U.S. government are subject to government oversight and audit. Like many defense contractors, we have received audit reports, which recommend that certain contract prices should be reduced to comply with various government regulations. Some of these audit reports have involved substantial amounts. We have made voluntary refunds in those cases we believe appropriate. In addition, we accrue for liabilities associated with those government contracting matters that are probable and can be reasonably estimated. The inherent uncertainty related to the outcome of these matters can result in amounts materially different from any provisions made with respect to their resolution. See Note 15 to the Consolidated Financial Statements for further discussion. We recorded sales to the U.S. government of $7.7 billion, $7.3 billion, and $6.4 billion in 2008, 2007, and 2006, respectively.

Employee Benefit Plans. We sponsor domestic and foreign defined benefit pension and other postretirement plans. Major assumptions used in the accounting for these employee benefit plans include the discount rate, expected return on plan assets, rate of increase in employee compensation levels, and health care cost increase projections. Assumptions are determined based on company data and appropriate market indicators, and are evaluated each year at December 31. A change in any of these assumptions would have an effect on net periodic pension and postretirement benefit costs reported in the Consolidated Financial Statements.

In the following table, we show the sensitivity of our pension and other postretirement benefit plan liabilities and net periodic cost to a 25 basis point change in the discount rate as of December 31, 2008.

(in millions of dollars)	Change in Discount Rate Increase in 25 bps	Change in Discount Rate Decrease in 25 bps
Pension plans
Projected benefit obligation	$(625)	$647
Net periodic pension cost	(67)	66
Other postretirement benefit plans
Accumulated postretirement benefit obligation	(14)	14
Net periodic postretirement benefit cost	—	—

Pension expense is also sensitive to changes in the expected long-term rate of asset return. An increase or decrease of 25 basis points in the expected long-term rate of asset return would have decreased or increased 2008 pension expense by approximately $48 million.

The weighted-average discount rate used to measure pension liabilities and costs is set by reference to UTC specific analysis using each plan’s specific cash flows and compared to high-quality bond indices for reasonableness. Global market interest rates have increased in 2008 as compared with 2007 and, as a result, the weighted-average discount rate used to measure pension liabilities increased from 6.0% in 2007 to 6.1% in 2008. Pension expense in 2009 is expected to increase approximately $225 million primarily as a result of negative asset return incurred in 2008 that resulted from the deterioration in the global equity markets. See Note 10 to the Consolidated Financial Statements for further discussion.

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

As of December 31, 2008, and 2007 we had $497 million and $471 million, respectively, of inventory valuation reserves recorded. Although management believes these reserves are adequate, any abrupt changes in market conditions may require us to record additional inventory valuation reserves.

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

A summary of our consolidated contractual obligations and commitments as of December 31, 2008 is as follows:

		Payments Due by Period
(in millions of dollars)	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Long-term debt *	$10,453	$1,116	$1,672	$506	$7,159
Operating leases	1,650	453	636	302	259
Purchase obligations	14,102	8,340	4,284	1,081	397
Other long-term liabilities	16,548	1,906	3,326	3,136	8,180

Total contractual obligations	$42,753	$11,815	$9,918	$5,025	$15,995

*	Principal only; excludes associated interest payments

Purchase obligations include amounts committed under legally enforceable contracts or purchase orders for goods and services with defined terms as to price, quantity, delivery and termination liability. Approximately 35% of the purchase obligations disclosed above represent purchase orders for products to be delivered under firm contracts with the U.S. government for which we have full recourse under normal contract termination clauses.

Other long-term liabilities primarily include those amounts on our December 31, 2008 balance sheet representing obligations under product service and warranty policies, performance and operating cost guarantees, estimated environmental remediation costs and payments under employee benefit programs. Due to the impact of current market conditions on our overall pension plans, our pension plans shifted from a net asset position in 2007 to a net liability position in 2008, requiring a gross obligation of approximately $14 billion to be reflected in the above table. The timing of expected cash flows associated with these obligations is based upon management’s estimates over the terms of these agreements and is largely based upon historical experience.

The above table does not reflect unrecognized tax benefits of $773 million, the timing of which is uncertain, except for approximately $50 million that may become payable during 2009. Refer to Note 9 to the Consolidated Financial Statements for additional discussion on unrecognized tax benefits. In addition, the above table does not include approximately $600 million of expected contributions to our global pension plans in 2009, including approximately $400 million to our domestic plans.

Commercial Commitments

		Amount of Commitment Expiration per Period
(in millions of dollars)	Committed	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Commercial aerospace financing and rental commitments	$1,142	$407	$146	$12	$577
IAE financing arrangements	1,420	396	603	259	162
Unconsolidated subsidiary debt guarantees	208	133	12	—	63
Commercial aerospace financing arrangements	137	4	5	9	119
Commercial customer financing arrangements	209	209	—	—	—
Performance guarantees	40	33	7	—	—

Total commercial commitments	$3,156	$1,182	$773	$280	$921

Refer to Notes 4, 13 and 15 to the Consolidated Financial Statements for additional discussion on contractual and commercial commitments.

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

We have evaluated our exposure to changes in foreign currency exchange rates, interest rates and commodity prices in our market risk sensitive instruments, which are primarily cash, debt and derivative instruments, using a value at risk analysis. Based on a 95% confidence level and a one-day holding period, at December 31, 2008, the potential loss in fair value on our market risk sensitive instruments was not material in relation to our financial position, results of operations or cash flows. Our calculated value at risk exposure represents an estimate of reasonably possible net losses based on volatilities and correlations and is not necessarily indicative of actual results. Refer to Notes 1, 8 and 12 to the Consolidated Financial Statements for additional discussion of foreign currency exchange, interest rates and financial instruments.

Foreign Currency Exposures. We have a large volume of foreign currency exposures that result from our international sales, purchases, investments, borrowings and other international transactions. International segment revenues, including U.S. export sales, averaged approximately $33 billion over the last three years. We actively manage foreign currency exposures that are associated with committed foreign currency purchases and sales and other assets and liabilities created in the normal course of business at the operating unit level. More than insignificant exposures that cannot be naturally offset within an operating unit are hedged with foreign currency derivatives. We also have a significant amount of foreign currency net asset exposures. Currently, we do not hold any derivative contracts that hedge our foreign currency net asset exposures but may consider such strategies in the future.

Within aerospace, our revenues are typically denominated in U.S. dollars under accepted industry convention. However, for our non-U.S. based entities, such as P&WC, a substantial portion of their costs are incurred in local currencies. Consequently, there is a foreign currency exchange impact and risk to operational results as U.S. dollars must be converted to local currencies such as the Canadian dollar in order to meet local currency cost obligations. In order to minimize the exposure that exists from changes in the exchange rate of the U.S. dollar against these other currencies, we hedge a certain portion of revenues to secure the rates at which U.S. dollars will be converted. The majority of this hedging activity occurs at P&WC. At P&WC, firm and forecasted sales for both engines and spare parts are hedged at varying amounts up to 24 months on the U.S. dollar revenue exposure as represented by the excess of U.S. dollar revenues over U.S. dollar denominated purchases. Hedging gains and losses resulting from movements in foreign currency exchange rates are partially offset by the foreign currency translation impacts that are generated on the translation of local currency operating results into U.S. dollars for reporting purposes. While the objective of the hedging program is to minimize the foreign currency exchange impact on operating results, there are typically variances between the hedging gains or losses and the translational impact due to the length of hedging contracts, changes in the revenue profile, volatility in the exchange rates and other such operational considerations.

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

Commodity Price Exposures. We are exposed to volatility in the prices of raw materials used in some of our products and from time to time we may use forward contracts in limited circumstances to manage some of those exposures. In the future, if hedges are used, gains and losses may affect earnings. There were no significant outstanding commodity hedges as of December 31, 2008.

Environmental Matters

Our operations are subject to environmental regulation by federal, state and local authorities in the United States and regulatory authorities with jurisdiction over our foreign operations. As a result, we have established, and continually update, policies relating to environmental standards of performance for our operations worldwide. We believe that expenditures necessary to comply with the present regulations governing environmental protection will not have a material effect upon our competitive position, results of operations, cash flows or financial condition.

We have identified 579 locations, mostly in the United States, at which we may have some liability for remediating contamination. We have resolved our liability at 228 of these locations. We do not believe that any individual location’s exposure will have a material effect on our results of operations. Sites in the investigation, remediation or operation and maintenance stage represent approximately 92% of our accrued environmental liability.

We have been identified as a potentially responsible party under the Comprehensive Environmental Response Compensation and Liability Act (CERCLA or Superfund) at 107 sites. The number of Superfund sites, in and of itself, does not represent a relevant measure of liability because the nature and extent of environmental concerns vary from site to site and our share of responsibility varies from sole responsibility to very little responsibility. In estimating our liability for remediation, we consider our likely proportionate share of the anticipated remediation expense and the ability of other potentially responsible parties to fulfill their obligations. Accrued environmental liabilities are not reduced by potential insurance reimbursements.

At December 31, 2008, we had $553 million reserved for environmental remediation. Cash outflows for environmental remediation were $46 million in both 2008 and 2007, and $79 million in 2006. We estimate that ongoing environmental remediation expenditures in each of the next two years will not exceed $70 million.

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

As previously disclosed, the Department of Justice (DOJ) sued us in 1999 in the U.S. District Court for the Southern District of Ohio, claiming that Pratt & Whitney violated the civil False Claims Act and common law. This lawsuit relates to the “Fighter Engine Competition” between Pratt & Whitney’s F100 engine and General Electric’s F110 engine. The DOJ alleges that the government overpaid for F100 engines under contracts awarded by the U.S. Air Force in fiscal years 1985 through 1990 because Pratt & Whitney inflated its estimated costs for some purchased parts and withheld data that would have revealed the overstatements. At trial of this matter, completed in December 2004, the government claimed Pratt & Whitney’s liability to be $624 million. On August 1, 2008, the trial court judge held that the Air Force had not suffered any actual damages because Pratt & Whitney had made significant price concessions. However, the trial court judge found that Pratt & Whitney violated the False Claims Act due to inaccurate statements contained in the 1983 offer. In the absence of actual damages, the trial court judge awarded the DOJ the maximum civil penalty of $7.09 million, or $10,000 for each of the 709 invoices Pratt & Whitney submitted in 1989 and later under the contracts. Both the DOJ and UTC have appealed the decision. Should the government ultimately prevail, the outcome of this matter could result in a material effect on our results of operations in the period in which a liability would be recognized or cash flows for the period in which damages would be paid.

In December 2008, the Department of Defense (DOD) issued a contract claim against Sikorsky to recover overpayments the DOD alleges it has incurred since January 2003 in connection with cost accounting changes approved by the DOD and implemented by Sikorsky in 1999 and 2006. These changes relate to the calculation of material overhead rates in government contracts. The DOD claimed that Sikorsky’s liability is approximately $80 million (including interest). We believe this claim is without merit and intend to appeal.

Except as otherwise noted above, we do not believe that resolution of any of these matters will have a material adverse effect upon our competitive position, results of operations, cash flows or financial condition.

Other Matters

Additional discussion of our environmental, U.S. government contract matters, product performance and other contingent liabilities is included in “Critical Accounting Estimates” and Notes 1, 13 and 15 to the Consolidated Financial Statements. For additional discussion of our legal proceedings, see Item 3, “Legal Proceedings,” in our Annual Report on Form 10-K for 2008 (2008 Form 10-K).

New Accounting Pronouncements

In December 2007, the FASB issued SFAS 141(R), which replaces SFAS No. 141, “Business Combinations” (SFAS 141). SFAS 141(R) retains the underlying concepts of SFAS 141 in that all business combinations are still required to be accounted for at fair value under the acquisition method of accounting but SFAS 141(R) changed the method of applying the acquisition method in a number of significant aspects. Acquisition costs will generally be expensed as incurred; noncontrolling interests will be valued at fair value at the acquisition date; in-process research and development will be recorded at fair value as an indefinite-lived intangible asset at the acquisition date, until either abandoned or completed, at which point the useful lives will be determined; restructuring costs associated with a business combination will generally be expensed subsequent to the acquisition date; and changes in deferred tax asset valuation allowances and income tax uncertainties after the acquisition date generally will affect income tax expense. SFAS 141(R) is effective on a prospective basis for all business combinations for which the acquisition date is on or after the beginning of the first annual period subsequent to December 15, 2008, with the exception of the accounting for valuation allowances on deferred taxes and acquired tax contingencies. SFAS 141(R) amends SFAS No. 109, “Accounting for Income Taxes” (SFAS 109) such that adjustments made to valuation allowances on deferred taxes and acquired tax contingencies associated with acquisitions that closed prior to the effective date of SFAS 141(R) would also apply the provisions of SFAS 141(R). Early adoption was not permitted. Upon adoption, SFAS 141(R) will not have a significant impact on our financial position and results of operations; however, any business combination entered into after the adoption may significantly impact our financial position and results of operations when compared to acquisitions accounted for under existing U.S. Generally Accepted Accounting Principles (GAAP) and result in more earnings volatility and generally lower earnings due to the expensing of deal costs and restructuring costs of acquired companies. Also, since we have significant acquired deferred tax assets for which full valuation allowances were recorded at the acquisition date, SFAS 141(R) could significantly affect the results of operations if changes in the valuation allowances occur subsequent to adoption. As of December 31, 2008, such deferred tax valuation allowances amounted to $278 million. For additional discussion on deferred tax valuation allowances, refer to Note 9 to the Consolidated Financial Statements in the 2008 Form 10-K.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51” (SFAS 160). This statement is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008, with earlier adoption prohibited. This statement requires the recognition of a noncontrolling interest (minority interest) as equity in the consolidated financial statements and separate from the parent’s equity. The amount of net income attributable to the noncontrolling interest will be included in consolidated net income on the face of the income statement. It also amends certain of ARB No. 51’s consolidation procedures for consistency with the requirements of SFAS 141(R). This statement also includes expanded disclosure requirements regarding the interests of the parent and its noncontrolling interest. We have evaluated this new statement and have determined that the statement will not have a significant impact on the reporting of our financial position and results of operations.

In December 2007, the EITF issued Issue No. 07-1, “Accounting for Collaborative Arrangements.” This Issue is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years, and shall be applied retrospectively to all prior periods presented for all collaborative arrangements existing as of the effective date. This Issue requires that transactions with third parties (i.e., revenue generated and costs incurred by the partners) should be reported in the appropriate line item in each company’s financial statement pursuant to the guidance in EITF Issue No. 99-19, “Reporting Revenue Gross as a Principal versus Net as an Agent.” This Issue also includes enhanced disclosure requirements regarding the nature and purpose of the arrangement, rights and obligations under the arrangement, accounting policy, amount and income statement classification of collaboration transactions between the parties. The collaborator share of revenue was approximately $1.1 billion, $.9 billion and $.8 billion for 2008, 2007 and 2006, respectively. Costs associated with engine programs under collaboration agreements are expensed as incurred. Under this Issue, revenues would be increased by these amounts with an offsetting increase to cost of sales in order to reflect the impact of the collaboration arrangements on a gross basis.

In February 2008, the FASB issued FSP FAS 157-2, “Effective Date of FASB Statement No. 157,” which delays the effective date of SFAS No. 157, “Fair Value Measurements,” (SFAS 157) for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis, with the exception of the application of the statement to non-recurring nonfinancial assets and nonfinancial liabilities. This FSP defers the effective date of SFAS 157 to fiscal years beginning after November 15, 2008 and interim periods within those fiscal years for items within the scope of this FSP. Refer to Note 14 to the Consolidated Financial Statements for additional discussion on fair value measurements. We have evaluated this new FSP and have determined that it will not have a significant impact on the determination or reporting of our financial results.

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133” (SFAS 161). This statement is intended to improve transparency in financial reporting by requiring enhanced disclosures of an entity’s derivative instruments and hedging activities and their effects on the entity’s financial position, financial performance, and cash flows. SFAS 161 applies to all derivative instruments within the scope of SFAS 133, “Accounting for Derivative Instruments and Hedging Activities” (SFAS 133) as well as related hedged items, bifurcated derivatives, and nonderivative instruments that are designated and qualify as hedging instruments. Entities with instruments subject to SFAS 161 must provide more robust qualitative disclosures and expanded quantitative disclosures. SFAS 161 is effective prospectively for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application permitted. We are currently evaluating the disclosure implications of this statement; however, the new statement will not have an impact on the determination of our financial results.

In April 2008, the FASB issued FSP No. FAS 142-3, “Determination of the Useful Life of Intangible Assets.” This FSP amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142, “Goodwill and Other Intangible Assets” (SFAS 142). The objective of this FSP is to improve the consistency between the useful life of a recognized intangible asset under SFAS 142 and the period of expected cash flows used to measure the fair value of the asset under SFAS 141(R), and other principles of GAAP. This FSP applies to all intangible assets, whether acquired in a business combination or otherwise, and shall be effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years and applied prospectively to intangible assets acquired after the effective date. Early adoption is prohibited. We have evaluated this new FSP and have determined that it will not have a significant impact on the determination or reporting of our financial results.

In November 2008, the EITF issued Issue No. 08-6, “Equity Method Investment Accounting Considerations.” This Issue is effective on a prospective basis in fiscal years beginning on or after December 15, 2008, and interim periods within those fiscal years, consistent with the effective dates of SFAS 141(R) and SFAS 160. Earlier application by an entity that has previously adopted an alternative accounting policy is not permitted. This Issue addresses the impact that SFAS 141(R) and SFAS 160 might have on the accounting for equity method investments, including how the initial carrying value of an equity method investment should be determined, how it should be tested for impairment, and how changes in classification from equity method to cost method should be treated. We are currently evaluating this new Issue and anticipate that it will not have a significant impact on the reporting of our results of operations.

In December 2008, the FASB issued FSP FAS 132(R)-1, “Employers’ Disclosures about Postretirement Benefit Plan Assets.” This FSP amends SFAS No. 132 (revised 2003), “Employers’ Disclosures about Pensions and Other Postretirement Benefits,” to provide guidance on an employer’s disclosures about plan assets of a defined benefit pension or other postretirement plan on investment policies and strategies, major categories of plan assets, inputs and valuation techniques used to measure the fair value of plan assets and significant concentrations of risk within plan assets. This FSP shall be effective for fiscal years ending after December 15, 2009, with earlier application permitted. Upon initial application, the provisions of this FSP are not required for earlier periods that are presented for comparative purposes. We are currently evaluating the disclosure requirements of this new FSP.

Cautionary Note Concerning Factors That May Affect Future Results

This annual report contains statements which, to the extent they are not statements of historical or present fact, constitute “forward-looking statements” under the securities laws. From time to time, oral or written forward-looking statements may also be included in other materials released to the public. These forward-looking statements are intended to provide management’s current expectations or plans for our future operating and financial performance, based on assumptions currently believed to be valid. Forward-looking statements can be identified by the use of words such as “believe,” “expect,” “plans,” “strategy,” “prospects,” “estimate,” “project,” “target,” “anticipate,” “guidance” and other words of similar meaning in connection with a discussion of future operating or financial performance. These include, among others, statements relating to:

•	future revenues, earnings, cash flow, uses of cash and other measures of financial performance;
•	the effect of economic conditions in the United States and globally, including the financial condition of our customers and suppliers;
•	new business opportunities;
•	restructuring costs and savings;
•	the scope, nature or impact of acquisition activity and integration into our businesses;
•	the development, production and support of advanced technologies and new products and services;
•	the anticipated benefits of diversification and balance of operations across product lines, regions and industries;
•	the impact of the negotiation of collective bargaining agreements;
•	the outcome of contingencies;
•	future repurchases of common stock;
•	future levels of indebtedness and capital spending; and
•	pension plan assumptions and future contributions.

All forward-looking statements involve risks and uncertainties that may cause actual results to differ materially from those expressed or implied in the forward-looking statements. Our Annual Report on Form 10-K for 2008 includes important information as to these factors that may cause actual results to vary materially from those stated in the forward-looking statements in the “Business” section under the headings “General,” “Description of Business by Segment” and “Other Matters Relating to our Business as a Whole” and in the “Risk Factors” and “Legal Proceedings” sections. For additional information identifying factors that may cause actual results to vary materially from those stated in the forward-looking statements, see our reports on Forms 10-K, 10-Q and 8-K filed with the Securities and Exchange Commission from time to time.

Management’s Report on Internal Control over Financial Reporting

The management of UTC is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with accounting principles generally accepted in the United States of America. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Management has assessed the effectiveness of UTC’s internal control over financial reporting as of December 31, 2008. In making its assessment, management has utilized the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control – Integrated Framework. Management concluded that based on its assessment, UTC’s internal control over financial reporting was effective as of December 31, 2008. The effectiveness of UTC’s internal control over financial reporting, as of December 31, 2008, has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which is included herein.

/s/ Louis R. Chênevert
Louis R. Chênevert
President and Chief Executive Officer

/s/ Gregory J. Hayes
Gregory J. Hayes
Senior Vice President and Chief Financial Officer

/s/ Margaret M. Smyth
Margaret M. Smyth
Vice President, Controller

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareowners of United Technologies Corporation:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of cash flows and of changes in shareowners’ equity present fairly, in all material respects, the financial position of United Technologies Corporation and its subsidiaries at December 31, 2008 and December 31, 2007, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Corporation’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express opinions on these financial statements and on the Corporation’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As discussed in Note 1 to the consolidated financial statements, the Corporation changed the manner in which it accounts for defined benefit pension and other postretirement plans in 2006 and 2007 and the manner in which it accounts for uncertain tax positions in 2007. As discussed in Note 14 to the consolidated financial statements, the Corporation adopted FASB Statement No. 157, Fair Value Measurements, as of January 1, 2008.

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

/s/ PricewaterhouseCoopers LLP

Hartford, Connecticut
February 11, 2009

CONSOLIDATED STATEMENT OF OPERATIONS

(in millions of dollars, except per share amounts)	2008	2007	2006
Revenues
Product sales	$42,175	$39,240	$34,271
Service sales	15,868	14,679	12,847
Other income, net	638	840	711

	58,681	54,759	47,829
Costs and Expenses
Cost of products sold	31,774	29,927	26,089
Cost of services sold	10,787	9,995	8,651
Research and development	1,771	1,678	1,529
Selling, general and administrative	6,724	6,109	5,462

Operating profit	7,625	7,050	6,098
Interest	689	666	606

Income before income taxes and minority interests	6,936	6,384	5,492
Income taxes	1,883	1,836	1,494
Minority interests in subsidiaries’ earnings	364	324	266

Net Income	$4,689	$4,224	$3,732

Earnings per Share of Common Stock
Basic	$5.00	$4.38	$3.81
Diluted	$4.90	$4.27	$3.71

See accompanying Notes to Consolidated Financial Statements

CONSOLIDATED BALANCE SHEET

(in millions of dollars, except per share amounts—shares in thousands)	2008	2007
Assets
Cash and cash equivalents	$4,327	$2,904
Accounts receivable (net of allowance for doubtful accounts of $332 and $298)	9,112	8,844
Inventories and contracts in progress	8,340	8,101
Future income tax benefits	1,551	1,267
Other current assets	769	955

Total Current Assets	24,099	22,071
Customer financing assets	1,002	963
Future income tax benefits	3,633	1,126
Fixed assets	6,348	6,296
Goodwill	15,363	16,120
Intangible assets	3,443	3,757
Other assets	2,581	4,242

Total Assets	$56,469	$54,575

Liabilities and Shareowners’ Equity
Short-term borrowings	$1,023	$1,085
Accounts payable	5,226	5,059
Accrued liabilities	12,069	11,277
Long-term debt currently due	1,116	48

Total Current Liabilities	19,434	17,469
Long-term debt	9,337	8,015
Future pension and postretirement benefit obligations	6,574	2,562
Other long-term liabilities	4,198	4,262

Total Liabilities	39,543	32,308

Commitments and Contingent Liabilities (Notes 4 and 15) Minority interests in subsidiary companies	1,009	912
Shareowners’ Equity:
Capital Stock:
Preferred Stock, $1 par value; Authorized—250,000 shares; None issued or outstanding	—	—
Common Stock, $1 par value; Authorized—4,000,000 shares; Issued 1,370,054 and 1,364,791 shares	11,179	10,572
Treasury Stock—426,113 and 381,244 common shares at cost	(14,316)	(11,338)
Retained earnings	25,159	21,751
Unearned ESOP shares	(200)	(214)
Accumulated other non-shareowners’ changes in equity:
Foreign currency translation	(612)	1,355
Other	(5,293)	(771)

Total Accumulated Other Non-Shareowners’ Changes in Equity	(5,905)	584

Total Shareowners’ Equity	15,917	21,355

Total Liabilities and Shareowners’ Equity	$56,469	$54,575

See accompanying Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENT OF CASH FLOWS

(in millions of dollars)	2008	2007	2006
Operating Activities
Net income	$4,689	$4,224	$3,732
Adjustments to reconcile net income to net cash flows provided by operating activities:
Depreciation and amortization	1,321	1,173	1,033
Deferred income tax provision (benefit)	45	58	(214)
Minority interests in subsidiaries’ earnings	364	324	266
Stock compensation cost	211	198	180
Change in:
Accounts receivable	(491)	(462)	(35)
Inventories and contracts in progress	(562)	(1,111)	(789)
Other current assets	35	44	25
Accounts payable and accrued liabilities	788	1,561	990
Other, net	(239)	(679)	(385)

Net Cash Provided by Operating Activities	6,161	5,330	4,803

Investing Activities
Capital expenditures	(1,216)	(1,153)	(954)
Increase in customer financing assets	(285)	(411)	(314)
Decrease in customer financing assets	138	272	382
Investments in businesses	(1,252)	(2,037)	(911)
Dispositions of businesses	337	298	451
Other, net	(58)	(151)	85

Net Cash Used in Investing Activities	(2,336)	(3,182)	(1,261)

Financing Activities
Issuance of long-term debt	2,248	1,032	1,109
Repayment of long-term debt	(48)	(330)	(825)
Increase (decrease) in short-term borrowings	91	191	(817)
Common Stock issued under employee stock plans	163	415	346
Dividends paid on Common Stock	(1,210)	(1,080)	(951)
Repurchase of Common Stock	(3,160)	(2,001)	(2,068)
Dividends to minority interests and other	(322)	(182)	(136)

Net Cash Used in Financing Activities	(2,238)	(1,955)	(3,342)

Effect of foreign exchange rate changes on Cash and cash equivalents	(164)	165	99

Net increase in Cash and cash equivalents	1,423	358	299

Cash and cash equivalents, beginning of year	2,904	2,546	2,247

Cash and cash equivalents, end of year	$4,327	$2,904	$2,546

Supplemental Disclosure of Cash Flow Information:
Interest paid, net of amounts capitalized	$659	$629	$575
Income taxes paid, net of refunds	$1,912	$1,818	$1,347
Non-cash investing and financing activities include:
Contributions of UTC common stock of $250 during 2008 and $150 each in 2007 and 2006 to domestic defined benefit pension plans

See accompanying Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENT OF CHANGES IN SHAREOWNERS’ EQUITY

(in millions of dollars, except per share amounts)	Common Stock	Treasury Stock	Retained Earnings	Unearned ESOP Shares	Accumulated Other Non-Shareowners’ Changes in Equity	Non-Shareowners’ Changes in Equity for the Period
December 31, 2005	$8,793	$(7,418)	$16,051	$(241)	$(194)	$4,027

Common Stock issued under employee plans (12.6 million shares), including tax benefit of $101	738	14	(34)	14
Common Stock contributed to defined benefit pension plans (2.5 million shares)	91	59
Common Stock repurchased (33.3 million shares)		(2,068)
Dividends on Common Stock ($1.02 per share)			(951)
Dividends on ESOP Common Stock ($1.02 per share)			(44)
Adjustments to initially apply SFAS No. 158, including tax benefit of $1,145					(1,831)
Non-Shareowners’ Changes in Equity:
Net income			3,732			3,732
Foreign currency translation adjustments					613	613
Minimum pension liability adjustments, net of income taxes of $8					20	20
Unrealized holding gain on marketable equity securities, net of income taxes of $4					6	6
Unrealized cash flow hedging loss, including tax benefit of $28					(53)	(53)

December 31, 2006	$9,622	$(9,413)	$18,754	$(227)	$(1,439)	$4,318

Effect of changing pension plan measurement date pursuant to SFAS No. 158, net of taxes of $193			(45)		470
Adoption of FASB Interpretation No. 48			(19)

Opening balance at January 1, 2007, as adjusted	$9,622	$(9,413)	$18,690	$(227)	$(969)	$4,318
Common Stock issued under employee plans (13.8 million shares), including tax benefit of $130	863	13	(36)	13
Common Stock contributed to defined benefit pension plans (2.3 million shares)	87	63
Common Stock repurchased (28.3 million shares)		(2,001)
Dividends on Common Stock ($1.17 per share)			(1,080)
Dividends on ESOP Common Stock ($1.17 per share)			(47)
Non-Shareowners’ Changes in Equity:
Net income			4,224			4,224
Foreign currency translation adjustments					722	722
Change in pension and post-retirement benefit plans, net of income taxes of $419					776	776
Adjustment for sale of securities, including tax benefit of $50					(84)	(84)
Unrealized cash flow hedging gain, net of income taxes of $58					139	139

December 31, 2007	$10,572	$(11,338)	$21,751	$(214)	$584	$5,777

Common Stock issued under employee plans (5.7 million shares), including tax benefit of $32	525	14	(19)	14
Common Stock contributed to defined benefit pension plans (5.0 million shares)	82	168
Common Stock repurchased (50.4 million shares)		(3,160)
Dividends on Common Stock ($1.35 per share)			(1,210)
Dividends on ESOP Common Stock ($1.35 per share)			(52)
Non-Shareowners’ Changes in Equity:
Net income			4,689			4,689
Foreign currency translation adjustments					(1,967)	(1,967)
Change in pension and post-retirement benefit plans, including tax benefit of $2,512					(4,153)	(4,153)
Adjustment for sale of securities, including tax benefit of $41					(59)	(59)
Unrealized cash flow hedging loss, including tax benefit of $127					(310)	(310)

December 31, 2008	$11,179	$(14,316)	$25,159	$(200)	$(5,905)	$(1,800)

See accompanying Notes to Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 1. Summary of Accounting Principles

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

On occasion, we are required to maintain cash deposits with certain banks in respect to contractual obligations related to acquisitions or divestitures or other legal obligations. As of December 31, 2008, the amount of restricted cash was approximately $310 million, of which approximately $35 million is included in current assets and $275 million is included in long-term assets. Restricted cash as of December 31, 2007 was not significant.

Accounts Receivable. Current and long-term accounts receivable include retainage of $154 million and $121 million in 2008 and 2007, respectively, and unbilled receivables of $852 million and $643 million in 2008 and 2007, respectively.

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

Inventories and Contracts In Progress. Inventories and contracts in progress are stated at the lower of cost or estimated realizable value and are primarily based on first-in, first-out (FIFO) or average cost methods; however, certain subsidiaries use the last-in, first-out (LIFO) method. If inventories that were valued using the LIFO method had been valued under the FIFO method, they would have been higher by $176 million and $173 million at December 31, 2008 and 2007, respectively.

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

Goodwill and Other Intangible Assets. Goodwill represents costs in excess of fair values assigned to the underlying net assets of acquired businesses. Goodwill and intangible assets deemed to have indefinite lives are not amortized. Goodwill and indefinite-lived intangible assets are subject to annual impairment testing using the guidance and criteria described in Statement of Financial Accounting Standard (SFAS) No. 142, “Goodwill and Other Intangible Assets.” This testing compares carrying values to fair values and, when appropriate, the carrying value of these assets is reduced to fair value. During 2008, we were not required to record any impairment on goodwill or indefinite-lived intangibles.

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

Income Taxes. In the ordinary course of business there is inherent uncertainty in quantifying our income tax positions. We assess our income tax positions and record tax benefits for all years subject to examination based upon management’s evaluation of the facts, circumstances, and information available at the reporting date. For those tax positions where it is more-likely-than-not that a tax benefit will be sustained, we have recorded the largest amount of tax benefit with a greater than 50% likelihood of being realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where it is not more-likely-than-not that a tax benefit will be sustained, no tax benefit has been recognized in the financial statements. Where applicable, associated interest has also been recognized.

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

Losses, if any, on contracts are provided for when anticipated. Loss provisions on original equipment contracts are recognized to the extent that estimated inventoriable manufacturing, engineering, product warranty and product performance guarantee costs exceed the projected revenue from the products contemplated under the contractual arrangement. For new commitments, we generally record loss provisions at the earlier of contract announcement or contract signing. For existing commitments, anticipated losses on contracts are recognized in the period in which losses become evident. Products contemplated under contractual arrangement include products purchased under contract and, in the large commercial engine business, future highly probable sales of replacement parts required by regulation that are expected to be purchased subsequently for incorporation into the original equipment. Revenue projections used in determining contract loss provisions are based upon estimates of the quantity, pricing and timing of future product deliveries. Losses are recognized on shipment to the extent that inventoriable manufacturing costs, estimated warranty costs and product performance guarantee costs exceed revenue realized. Contract accounting requires estimates of future costs over the performance period of the contract as well as estimates of award fees and other sources of revenue. These estimates are subject to change and result in adjustments to margins on contracts in progress. The extent of progress toward completion on our long-term commercial aerospace equipment and helicopter contracts is measured using units of delivery. In addition, we use the cost-to-cost method for development contracts in the aerospace businesses and for elevator and escalator sales, installation and modernization contracts in the commercial businesses. For long-term aftermarket contracts, revenue is recognized over the contract period in proportion to the costs expected to be incurred in performing services under the contract. We review our cost estimates on significant contracts on a quarterly basis, and for others, no less frequently than annually or when circumstances change and warrant a modification to a previous estimate. Adjustments to contract loss provisions are recorded in earnings upon identification.

Service sales, representing aftermarket repair and maintenance activities, are recognized over the contractual period or as services are performed. In the commercial businesses, revenue is generally recognized on a straight line basis. In the aerospace businesses, revenue is generally recognized in proportion to cost.

Revenues from engine programs under collaboration agreements are recorded as earned and the collaborator share of revenue is recorded as a reduction of revenue at that time. The collaborator share of revenues under Pratt & Whitney’s engine programs was approximately $1.1 billion, $.9 billion and $.8 billion for 2008, 2007 and 2006, respectively. Costs associated with engine programs under collaboration agreements are expensed as incurred. The collaborator share of program costs is recorded as a reduction of the related expense item at that time.

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

Asset Retirement Obligations. We record the fair value of legal obligations associated with the retirement of tangible long-lived assets in the period in which it is determined to exist, if a reasonable estimate of fair value can be made. Upon initial recognition of a liability, we capitalize the cost of the asset retirement obligation by increasing the carrying amount of the related long-lived asset. Over time, the liability is increased for changes in its present value and the capitalized cost is depreciated over the useful life of the related asset. We have determined that conditional legal obligations exist for certain of our worldwide owned and leased facilities related primarily to building materials. As of December 31, 2008 and 2007, the outstanding liability for asset retirement obligations was $163 million and $171 million, respectively.

Pension and Postretirement Obligations. In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statement Nos. 87, 88, 106 and 132(R)” (SFAS 158). This statement requires balance sheet recognition of the overfunded or underfunded status of pension and postretirement benefit plans. Under SFAS 158, actuarial gains and losses, prior service costs or credits, and any remaining transition assets or obligations that have not been recognized under previous accounting standards must be recognized in Accumulated Other Non-Shareowners’ Changes in Equity, net of tax effects, until they are amortized as a component of net periodic benefit cost. SFAS 158 was effective for publicly-held companies for fiscal years ending after December 15, 2006, except for the measurement date provisions, which were effective for fiscal years ending after December 15, 2008. Based on the funded status of our plans as of December 31, 2006, the adoption of SFAS 158 decreased total assets by approximately $2.4 billion, decreased total liabilities by approximately $549 million and reduced total shareowners’ equity by approximately $1.8 billion, net of taxes. SFAS 158 also requires the measurement date (the date at which plan assets and the benefit obligation are measured) to be the company’s fiscal year end. We early-adopted the measurement date provisions of SFAS 158 effective January 1, 2007. The majority of our pension and postretirement plans previously used a November 30 measurement date. All plans are now measured as of December 31, consistent with our company’s fiscal year end. The non-cash effect of the adoption of the measurement date provisions of SFAS 158 increased shareowners’ equity by approximately $425 million and decreased long-term liabilities by approximately $620 million in 2007. The adoption of SFAS 158 did not affect our results of operations.

Note 2. Business Acquisitions, Goodwill and Intangible Assets

Business Acquisitions. Our investments in businesses in 2008, 2007 and 2006 totaled $1.4 billion, $2.3 billion and $1.0 billion, including debt assumed of $196 million, $300 million and $138 million, respectively.

The 2008 investments consisted primarily of a number of small acquisitions in our commercial businesses. The 2007 investments consisted principally of the acquisition of Initial Electronic Security Group (IESG), a division of Rentokil Initial, plc, and Marioff Corporation, Oy (Marioff) both now part of the UTC Fire & Security segment, and a number of small acquisitions in both the commercial and aerospace businesses.

On July 2, 2007, we completed the acquisition of IESG with the exception of the French operations, the acquisition of which was completed on December 27, 2007 after receiving regulatory approval. The total purchase price was approximately $1.2 billion including approximately $250 million of debt assumed. We recorded approximately $1.0 billion of goodwill and approximately $300 million of identified intangible assets in connection with this acquisition. The acquisition of IESG enhances UTC Fire & Security’s scale and capability in the electronic security business in key markets where we have a significant presence. IESG sells integrated security systems, intrusion detection, closed circuit television, access control and security software. It is headquartered in the United Kingdom, with operations in the United Kingdom, the Netherlands, the United States and France.

On August 30, 2007, we completed the acquisition of Marioff, a global provider of water mist fire suppression systems for land and marine applications, for approximately $348 million. We recorded approximately $250 million of goodwill and approximately $70 million of identified intangibles in connection with this acquisition. The acquisition increases UTC Fire & Security’s presence in environmentally friendly water-based suppression systems and will expand the company’s product and service offerings.

The 2006 investments in businesses consisted principally of a number of smaller acquisitions including Red Hawk Industries by UTC Fire & Security, Page Group Ltd. by Hamilton Sundstrand and Longville Group Ltd. and Sensitech, Inc. by Carrier.

The assets and liabilities of the acquired businesses are accounted for under the purchase method of accounting and recorded at their fair values at the dates of acquisition. The excess of the purchase price over the estimated fair values of the net assets acquired was recorded as an increase in goodwill of $825 million in 2008, $1.8 billion in 2007, and $646 million in 2006. The results of operations of acquired businesses have been included in the Consolidated Statement of Operations beginning as of the effective date of acquisition. The final purchase price allocation for acquisitions is subject to the finalization of the valuation of certain assets and liabilities, plans for consolidation of facilities and relocation of employees and other integration activities. As a result, preliminary amounts assigned to assets and liabilities will be subject to revision in future periods.

Goodwill. The changes in the carrying amount of goodwill, by segment, are as follows:

(in millions of dollars)	Balance as of January 1, 2008	Goodwill resulting from business combinations	Foreign currency translation and other	Balance as of December 31, 2008
Otis	$1,341	$36	$(184)	$1,193
Carrier	2,916	454	(100)	3,270
UTC Fire & Security	5,922	277	(1,125)	5,074
Pratt & Whitney	1,027	10	—	1,037
Hamilton Sundstrand	4,579	16	(172)	4,423
Sikorsky	235	19	(5)	249

Total Segments	16,020	812	(1,586)	15,246
Eliminations & Other	100	13	4	117

Total	$16,120	$825	$(1,582)	$15,363

Intangible Assets. Identifiable intangible assets are comprised of the following:

	2008		2007
(in millions of dollars)	Gross Amount	Accumulated Amortization	Gross Amount	Accumulated Amortization
Amortized:
Service portfolios	$1,625	$(700)	$1,559	$(633)
Patents and trademarks	333	(103)	378	(97)
Other, principally customer relationships	2,460	(825)	2,445	(654)

	$4,418	$(1,628)	$4,382	$(1,384)

Unamortized:
Trademarks and other	$653	$—	$759	$—

Amortization of intangible assets for the years ended December 31, 2008 and 2007 was $363 million and $325 million, respectively. Amortization of these intangible assets for 2009 through 2013 is expected to approximate $280 million per year.

Note 3. Earnings Per Share

(in millions, except per share amounts)	2008	2007	2006
Net income	$4,689	$4,224	$3,732

Basic weighted average shares outstanding	937.8	963.9	980.0
Stock awards	18.6	24.9	25.7

Diluted weighted average shares outstanding	956.4	988.8	1,005.7

Earnings per share
Basic	$5.00	$4.38	$3.81
Diluted	4.90	4.27	3.71

The computation of diluted earnings per share excludes the effect of the potential exercise of stock awards, including stock appreciation rights (SARs) and stock options when the average market price of the common stock is lower than the exercise price of the related SARs and options during the period. These outstanding stock awards are not included in the computation of diluted earnings per share because the effect would have been antidilutive. For the year ended December 31, 2008, the number of stock awards excluded from the computation was 8.9 million. There were no antidilutive stock awards outstanding for the years ended December 31, 2007 and 2006.

Note 4. Commercial Aerospace Industry Assets and Commitments

We have receivables and other financing assets with commercial aerospace industry customers totaling $2,636 million and $2,586 million at December 31, 2008 and 2007, respectively.

Customer financing assets related to commercial aerospace industry customers consist of products under lease of $642 million and notes and leases receivable of $346 million. The notes and leases receivable are scheduled to mature as follows: $34 million in 2009, $34 million in 2010, $12 million in 2011, $10 million in 2012, $13 million in 2013, and $243 million thereafter.

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

Our commercial aerospace financing and rental commitments as of December 31, 2008 were $1,142 million and are exercisable as follows: $407 million in 2009, $114 million in 2010, $32 million in 2011, $6 million in 2012, $6 million in 2013, and $577 million thereafter. Our financing obligations with customers are contingent upon maintenance of certain levels of financial condition by the customers.

In addition, we have residual value and other guarantees of $137 million as of December 31, 2008.

We have a 33% interest in International Aero Engines AG (IAE), an international consortium of four shareholders organized to support the V2500 commercial aircraft engine program. Our interest in IAE is accounted for under the equity method of accounting. IAE may offer customer financing in the form of guarantees, secured debt or lease financing in connection with V2500 engine sales. At December 31, 2008, IAE had financing commitments of $1,069 million and asset value guarantees of $55 million. Our share of IAE’s financing commitments and asset value guarantees was approximately $365 million at December 31, 2008. In addition,

IAE had lease obligations under long-term noncancelable leases of approximately $296 million, on an undiscounted basis, through 2020 related to aircraft, which are subleased to customers under long-term leases. These aircraft have fair market values, which approximate the financed amounts, net of reserves. The shareholders of IAE have guaranteed IAE’s financing arrangements to the extent of their respective ownership interests. In the event of default by a shareholder on certain of these financing arrangements, the other shareholders would be proportionately responsible.

Reserves related to receivables and financing assets were $149 million and $172 million at December 31, 2008 and 2007, respectively. Reserves related to financing commitments and guarantees were $30 million and $71 million at December 31, 2008 and 2007, respectively.

Note 5. Inventories and Contracts in Progress

(in millions of dollars)	2008	2007
Inventories consist of the following:
Raw materials	$1,271	$1,281
Work-in-process	3,295	2,783
Finished goods	3,634	3,694
Contracts in progress	5,174	4,753

	13,374	12,511
Less:
Progress payments, secured by lien, on U.S. government contracts	(476)	(279)
Billings on contracts in progress	(4,558)	(4,131)

	$8,340	$8,101

Raw materials, work-in-process and finished goods are net of valuation reserves of $497 million and $471 million as of December 31, 2008 and 2007, respectively. As of December 31, 2008 and 2007, inventory also includes capitalized research and development costs of $833 million and $740 million, respectively, related to certain aerospace programs. These capitalized costs will be liquidated as production units are delivered to the customer. The capitalized contract research and development costs within inventory principally relate to capitalized costs on Sikorsky’s CH-148 contract with the Canadian government. The CH-148 is a derivative of the H-92, a military variant of the S-92.

Contracts in progress principally relate to elevator and escalator contracts and include costs of manufactured components, accumulated installation costs and estimated earnings on incomplete contracts.

Our sales contracts in many cases are long-term contracts expected to be performed over periods exceeding twelve months. At December 31, 2008 and 2007, approximately 66% and 63%, respectively, of total inventories and contracts in progress have been acquired or manufactured under such long-term contracts, a portion of which is not scheduled for delivery within the next twelve months.

Note 6. Fixed Assets

(in millions of dollars)	Estimated Useful Lives	2008	2007
Land		$334	$351
Buildings and improvements	20-40 years	4,681	4,561
Machinery, tools and equipment	3-20 years	9,486	9,394
Other, including under construction		605	571

		15,106	14,877
Accumulated depreciation		(8,758)	(8,581)

		$6,348	$6,296

Depreciation expense was $865 million in 2008, $770 million in 2007 and $724 million in 2006.

Note 7. Accrued Liabilities

(in millions of dollars)	2008	2007
Advances on sales contracts and service billings	$5,248	$4,934
Accrued salaries, wages and employee benefits	1,877	1,858
Litigation and contract matters	436	538
Service and warranty	526	573
Income taxes payable	307	450
Interest payable	296	265
Accrued property, sales and use taxes	207	209
Accrued restructuring costs	213	88
Accrued workers compensation	177	168
Other	2,782	2,194

	$12,069	$11,277

Note 8. Borrowings and Lines of Credit

Short-term borrowings consist of the following:

(in millions of dollars)	2008	2007
Domestic borrowings	$1	$1
Foreign bank borrowings	872	1,084
Commercial paper	150	—

	$1,023	$1,085

The weighted-average interest rates applicable to short-term borrowings outstanding at December 31, 2008 and 2007 were 5.3% and 7.2%, respectively. At December 31, 2008, approximately $2.0 billion was available under short-term lines of credit with local banks at our various domestic and international subsidiaries.

At December 31, 2008, we had two committed credit agreements from banks permitting aggregate borrowings of up to $2.5 billion. One credit commitment is a $1.5 billion revolving credit agreement. As of December 31, 2008, there were no borrowings under this revolving credit agreement, which expires in October 2011. We also have a $1.0 billion multicurrency revolving credit agreement that is available for general funding purposes, including acquisitions. As of December 31, 2008, approximately $460 million had been borrowed under this revolving credit agreement. This agreement expires in November 2011. As of December 31, 2008, the undrawn portions of both the $1.5 billion revolving credit agreement and $1.0 billion multicurrency revolving credit agreement were available to serve as backup facilities for the issuance of commercial paper. In December 2008, we increased our maximum commercial paper borrowing authority from $1.5 billion to $2.5 billion. We generally use our commercial paper borrowings for general corporate purposes, including the funding of potential acquisitions and repurchases of our stock.

In December 2008, we issued $1.25 billion of long-term debt, the proceeds of which were used primarily to repay commercial paper borrowings maturing between December 15, 2008 and January 21, 2009. A portion of the net proceeds from the offering was also used to repay approximately $180 million of the outstanding borrowings under our multicurrency revolving credit facility. The remainder of the net proceeds will be used for general corporate purposes. Pending use, we have invested the remaining available net proceeds in short-term interest bearing obligations. The terms of the long-term debt issued in December 2008 were as follows:

Principal (in millions of dollars)	Rate	Maturity
$1,250	6.125%	February 1, 2019

We may redeem the notes, in whole or in part, at our option at any time at a redemption price in U.S. dollars equal to the greater of 100% of the principal amount of the notes to be redeemed or the sum of the present values of the remaining scheduled payments of principal and interest on the notes to be redeemed, discounted to the redemption date on a semiannual basis at the adjusted treasury rate plus 50 basis points. The redemption price will also include interest accrued to the date of redemption on the principal balance of the notes being redeemed.

In May 2008, we issued $1.0 billion of long-term debt, the proceeds of which were primarily used for general corporate purposes, including financing acquisitions and repurchases of our stock. The terms of the long-term debt issued in May 2008 were as follows:

Principal (in millions of dollars)	Rate	Maturity
$1,000	6.125%	July 15, 2038

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

Principal (in millions of dollars)	Rate	Maturity
$1,000	5.375%	December 15, 2017

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

In February 2009, we redeemed all of the outstanding $500 million in notes due in 2009 at a redemption price in U.S. dollars equal to 100% of the principal amount, plus interest accrued. We may redeem the notes due in 2036, in whole or in part, at our option at any time, at a redemption price in U.S. dollars equal to the greater of 100% of the principal amount of the notes to be redeemed or the sum of the present values of the remaining scheduled payments of principal and interest on the notes to be redeemed, discounted to the redemption date on a semiannual basis at the adjusted treasury rate plus 15 basis points. The redemption price will also include interest accrued to the date of redemption on the principal balance of the notes being redeemed. The three month LIBOR rate as of December 31, 2008 and 2007 was approximately 1.4%, and 4.7%, respectively.

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

Total long-term debt consists of the following:

(in millions of dollars)	Weighted- Average Interest Rate	Maturity	2008	2007
Notes and other debt denominated in:
U.S. dollars	6.0%	2009-2038	$10,377	$7,942
Foreign currency	5.6%	2009-2027	43	56
ESOP debt	7.7%	2009	33	65

			10,453	8,063
Less: Long-term debt currently due			1,116	48

			$9,337	$8,015

Included within the U.S. dollar denominated debt reflected above are project financing obligations in the amount of $193 million associated with the sale of rights to unbilled revenues related to the ongoing activity of an entity recently acquired by Carrier. Principal payments required on long-term debt for the next five years are: $1,116 million in 2009, $1,133 million in 2010, $539 million in 2011, $503 million in 2012, and $3 million in 2013. The percentage of total debt at floating interest rates was 15% and 18% at December 31, 2008 and 2007, respectively.

In July 2007, we filed a universal shelf registration statement with the SEC for an indeterminate amount of securities for future issuance, subject to our internal limitations on the amount of debt to be issued under this shelf registration statement.

Note 9. Taxes on Income

(in millions of dollars)	2008	2007	2006
Current:
United States:
Federal	$576	$490	$667
State	51	82	11
Foreign	1,211	1,206	1,030

	1,838	1,778	1,708
Future:
United States:
Federal	$142	$220	$(82)
State	(52)	(60)	38
Foreign	(45)	(102)	(170)

	45	58	(214)

Income tax expense	$1,883	$1,836	$1,494

Attributable to items credited (charged) to equity and goodwill	$2,818	$(493)	$1,287

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

The tax effects of net temporary differences and tax carryforwards which gave rise to future income tax benefits and payables at December 31, 2008 and 2007 are as follows:

(in millions of dollars)	2008	2007
Future income tax benefits:
Insurance and employee benefits	$3,200	$755
Other asset basis differences	(397)	(332)
Other liability basis differences	1,271	1,266
Tax loss carryforwards	683	549
Tax credit carryforwards	1,125	700
Valuation allowance	(698)	(545)

	$5,184	$2,393

Future income taxes payable:
Fixed assets	$523	$630
Other items, net	290	192

	$813	$822

Valuation allowances have been established primarily for tax credit, tax loss carryforwards, and certain foreign temporary differences to reduce the future income tax benefits to expected realizable amounts. Of the total valuation allowance amount of $698 million, $278 million was established in purchase accounting, relating primarily to the purchase of Chubb. Upon the January 1, 2009 adoption of SFAS 141(R), changes in deferred tax asset valuation allowances and income tax uncertainties after the acquisition date generally will affect income tax expense including those associated with acquisitions that closed prior to the effective date of SFAS 141(R).

The sources of income from continuing operations before income taxes and minority interests are:

(in millions of dollars)	2008	2007	2006
United States	$2,899	$2,786	$2,410
Foreign	4,037	3,598	3,082

	$6,936	$6,384	$5,492

U.S. income taxes have not been provided on undistributed earnings of international subsidiaries. It is not practicable to estimate the amount of tax that might be payable. Our intention is to reinvest these earnings permanently or to repatriate the earnings only when it is tax effective to do so. Accordingly, we believe that U.S. tax on any earnings that might be repatriated would be substantially offset by U.S. foreign tax credits.

Differences between effective income tax rates and the statutory U.S. federal income tax rates are as follows:

	2008	2007	2006
Statutory U.S. federal income tax rate	35.0%	35.0%	35.0%
Tax on international activities	(6.9)%	(5.2)%	(7.8)%
Tax audit settlements	(0.8)%	(0.6)%	(0.6)%
Other	(0.2)%	(0.4)%	0.6%

Effective income tax rate	27.1%	28.8%	27.2%

The effective tax rates for 2008, 2007 and 2006 reflect the tax benefits associated with lower tax rates on international earnings, which we intend to permanently reinvest outside the United States. The 2008 effective tax rate reflects $62 million of tax expense reductions, principally related to the resolution of disputes with the Appeals Division of the IRS for tax years 2000 through 2003.

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

In the normal course of business, various tax authorities examine us, including the IRS. The IRS examination of tax years 2004 and 2005 is ongoing. Although the outcome of these matters cannot be currently determined, we believe adequate provision has been made for any potential unfavorable financial statement impact.

At December 31, 2008, tax credit carryforwards, principally state and federal, were $1,125 million, of which $541 million expire as follows: $23 million expire from 2009–2013, $403 million from 2014–2018, and $115 million from 2019–2028.

At December 31, 2008, tax loss carryforwards, principally state and foreign, were $2,726 million, of which $843 million expire as follows: $452 million from 2009-2013, $151 million from 2014-2018, and $240 million from 2019-2028.

As disclosed in Note 1, we adopted the provisions of FIN 48 as of January 1, 2007. At December 31, 2008, we had gross tax-effected unrecognized tax benefits of $773 million of which $710 million, if recognized, would impact the effective tax rate. During the years ended December 31, 2008, 2007, and 2006, we recorded interest expense related to unrecognized tax benefits of approximately $39 million, $56 million, and $38 million, respectively. Total accrued interest at December 31, 2008 and 2007 was approximately $161 million and $174 million, respectively. A reconciliation of the beginning and ending amounts of unrecognized tax benefits for the years ended December 31, 2008 and 2007 are as follows:

(in millions of dollars)	2008	2007
Balance at January 1	$798	$815
Additions for tax positions related to the current year	112	78
Additions for tax positions of prior years	66	93
Reductions for tax positions of prior years	(85)	(48)
Settlements	(118)	(140)

Balance at December 31	$773	$798

Included in the balances at December 31, 2008 and 2007, are $63 million of tax positions whose tax characterization is highly certain but for which there is uncertainty about the timing of tax return inclusion. Because of the impact of deferred tax accounting, other than interest and penalties, the timing would not impact the annual effective tax rate but could accelerate the payment of cash to the taxing authority to an earlier period.

We conduct business globally and, as a result, UTC or one or more of our subsidiaries file income tax returns in the U.S. federal jurisdiction and various state and foreign jurisdictions. In the normal course of business, we are subject to examination by taxing authorities throughout the world, including such major jurisdictions as Australia, Canada, China, France, Germany, Hong Kong, Italy, Japan, South Korea, Singapore, Spain, the United Kingdom and the United States. With few exceptions, we are no longer subject to U.S. federal, state and local, or non-U.S. income tax examinations for years before 1998.

It is reasonably possible that over the next twelve months the amount of unrecognized tax benefits may change within a range of a net decrease of $175 million to a net increase of $50 million resulting from additional worldwide uncertain tax positions, from the re-evaluation of current uncertain tax positions arising from developments in examinations, in appeals, or in the courts, or from the closure of tax statutes. Not included in the range is $266 million of tax benefits that we have claimed related to a 1998 German reorganization. These tax benefits are currently being reviewed by the German Tax Office in the course of an audit of tax years 1999 to 2000. In 2008 the German Federal Tax Court denied benefits to another taxpayer in a case involving a German tax law relevant to our reorganization. The determination of the German

Federal Tax Court on this other matter has been appealed to the European Court of Justice (ECJ) to determine if the underlying German tax law is violative of European Union (EU) principles. It is our position that it is more likely than not that the relevant German tax law is violative of EU principles and we have not accrued tax expense for this matter. As developments in the pending ECJ case warrant, it may become necessary for us to accrue for this matter, and related interest.

Note 10. Employee Benefit Plans

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

Employee Savings Plans. We sponsor various employee savings plans. Our contributions to employer sponsored defined contribution plans were $212 million, $200 million and $205 million for 2008, 2007 and 2006, respectively.

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

Shares of common stock are allocated to employees’ ESOP accounts at fair value on the date earned. Cash dividends on common stock held by the ESOP are used for debt service payments. Participants receive additional shares in lieu of cash dividends. As ESOP debt service payments are made, common stock is released from an unreleased shares account. ESOP debt may be prepaid or re-amortized to either increase or decrease the number of shares released so that the value of released shares equals the value of plan benefit. We may also, at our option, contribute additional common stock or cash to the ESOP. At December 31, 2008, 38.4 million common shares had been allocated to employees, leaving 24.6 million unallocated common shares in the ESOP Trust, with an approximate fair value of $1.3 billion.

Pension Plans. We sponsor both funded and unfunded domestic and foreign defined benefit pension plans that cover the majority of our employees.

(in millions of dollars)	2008	2007
Change in Benefit Obligation:
Beginning balance	$21,914	$21,948
Service cost	446	438
Interest cost	1,263	1,182
Actuarial loss (gain)	111	(565)
Total benefits paid	(1,121)	(1,107)
Net settlement and curtailment gain	(21)	(63)
Acquisitions	—	38
Other	(1,081)	43

Ending balance	$21,511	$21,914

Change in Plan Assets:
Beginning balance	$22,650	$20,593
Actual return on plan assets	(5,095)	2,074
Employer contributions	492	380
Benefits paid from plan assets	(1,095)	(1,073)
Other	(1,012)	676

Ending balance	$15,940	$22,650

Funded status:
Fair value of plan assets	$15,940	$22,650
Benefit obligations	(21,511)	(21,914)

Funded status of plan	$(5,571)	$736

Amounts Recognized in the Consolidated Balance Sheet Consist of:
Noncurrent assets	$59	$2,187
Current liability	(47)	(57)
Noncurrent liability	(5,583)	(1,394)

Net amount recognized	$(5,571)	$736

Amounts Recognized in Accumulated Other Comprehensive Income Consist of:
Net actuarial loss	$7,903	$1,247
Prior service cost	298	348
Transition obligation	9	13

Net amount recognized	$8,210	$1,608

The amounts included in Other in the preceding table reflect the impact of the change in measurement date in 2007, foreign exchange translation, primarily for plans in the United Kingdom and Canada, and amendments to certain domestic plans.

Qualified domestic pension plan benefits comprise approximately 77% of the projected benefit obligation. Benefits for union employees are generally based on a stated amount for each year of service. For non-union employees, benefits are generally based on an employee’s years of service and compensation near retirement. A cash balance formula was adopted in 2003 for newly hired non-union employees and for other non-union employees who made a one-time voluntary election to have future benefit accruals determined under this formula. Certain foreign plans, which comprise approximately 21% of the projected benefit obligation, are considered defined benefit plans for accounting purposes. Nonqualified domestic pension plans provide supplementary retirement benefits to certain employees and are not a material component of the projected benefit obligation.

We contributed $250 million and $150 million of common stock to our domestic defined benefit pension plans during 2008 and 2007, respectively.

Information for pension plans with accumulated benefit obligation in excess of plan assets:

(in millions of dollars)	2008	2007
Projected benefit obligation	$18,910	$2,412
Accumulated benefit obligation	17,224	1,958
Fair value of plan assets	13,391	1,458

The accumulated benefit obligation for all defined benefit pension plans was $19.6 billion at both December 31, 2008 and 2007.

The components of the net periodic pension cost are as follows:

(in millions of dollars)	2008	2007	2006
Pension Benefits:
Service cost	$446	$438	$432
Interest cost	1,263	1,182	1,128
Expected return on plan assets	(1,663)	(1,546)	(1,413)
Amortization of prior service costs	49	37	36
Amortization of unrecognized net transition obligation	1	1	1
Recognized actuarial net loss	119	253	325
Net settlement and curtailment loss (gain)	1	(1)	10

Net periodic pension cost—employer	$216	$364	$519

Other changes in plan assets and benefit obligations recognized in other comprehensive income in 2008 are as follows:

(in millions of dollars)
Current year actuarial loss	$6,869
Amortization of actuarial loss	(119)
Current year prior service cost	13
Amortization of prior service costs	(49)
Amortization of transition obligation	(1)
Other	(111)

Total recognized in other comprehensive income	6,602

Net recognized in net periodic pension cost and other comprehensive income	$6,818

The estimated amount that will be amortized from accumulated other comprehensive income into net periodic pension cost in 2009 is as follows:

(in millions of dollars)
Net actuarial loss	$220
Prior service cost	53
Transition obligation	1

$274

Contributions to multiemployer plans were $163 million, $145 million and $132 million for 2008, 2007 and 2006, respectively.

Major assumptions used in determining the benefit obligation and net cost for pension plans are presented in the following table as weighted-averages:

	Benefit Obligation		Net Cost
	2008	2007	2008	2007	2006
Discount rate	6.1%	6.0%	6.0%	5.4%	5.5%
Salary scale	4.4%	4.3%	4.4%	4.0%	4.0%
Expected return on plan assets	—	—	8.3%	8.3%	8.3%

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

The allocation of pension plan assets is as follows:

	Target Allocation	Percentage of Plan Assets
Asset Category	2009	2008	2007
Equity securities	48% – 68%	49%	58%
Debt securities	18% – 30%	34%	27%
Real estate	4% – 8%	6%	6%
Other	7% – 20%	11%	9%

		100%	100%

Our common stock represents approximately 4% and 2% of total plan assets at December 31, 2008 and 2007, respectively. We review our assets at least quarterly to ensure we are within the targeted asset allocation ranges and, if necessary, asset balances are adjusted back within target allocations.

Estimated Future Contributions and Benefit Payments

We expect to make contributions of approximately $600 million to our pension plans in 2009, including approximately $400 million to our domestic plans. Contributions do not reflect benefits to be paid directly from corporate assets.

Benefit payments, including amounts to be paid from corporate assets, and reflecting expected future service, as appropriate, are expected to be paid as follows: $1,174 million in 2009, $1,257 million in 2010, $1,257 million in 2011, $1,302 million in 2012, $1,341 million in 2013, and $7,461 million from 2014 through 2018.

Postretirement Benefit Plans. We sponsor a number of postretirement benefit plans that provide health and life benefits to eligible retirees. Such benefits are provided primarily from domestic plans, which comprise approximately 90% of the benefit obligation. The postretirement plans are primarily unfunded. The allocation of assets in funded plans is approximately 37% equity and 63% fixed income.

(in millions of dollars)	2008	2007
Change in Benefit Obligation:
Beginning balance	$971	$1,074
Service cost	3	5
Interest cost	53	56
Actuarial gain	(54)	(31)
Total benefits paid	(90)	(84)
Other	(12)	(49)

Ending balance	$871	$971

Change in Plan Assets:
Beginning balance	$27	$65
Employer contributions	83	76
Benefits paid from plan assets	(90)	(84)
Other	(4)	(30)

Ending balance	$16	$27

Funded Status:
Fair value of plan assets	$16	$27
Benefit obligations	(871)	(971)

Funded status of plan	$(855)	$(944)

Amounts Recognized in the Consolidated Balance Sheet Consist of:
Current liability	$(88)	$(70)
Noncurrent liability	(767)	(874)

	$(855)	$(944)

Amounts Recognized in Accumulated Other Comprehensive Income Consist of:
Net actuarial gain	$(123)	$(76)
Prior service cost	(4)	(10)

	$(127)	$(86)

The components of net periodic benefit cost are as follows:

(in millions of dollars)	2008	2007	2006
Other Postretirement Benefits:
Service cost	$3	$5	$8
Interest cost	53	56	57
Expected return on plan assets	(2)	(3)	(4)
Amortization of prior service cost	(6)	(8)	(26)
Net settlement and curtailment gain	—	—	(1)

Net periodic other postretirement benefit cost	$48	$50	$34

Other changes in plan assets and benefit obligations recognized in other comprehensive income in 2008 are as follows:

(in millions of dollars)
Current year actuarial gain	$(47)
Amortization of prior service credit	6

Total recognized in other comprehensive income	(41)

Net recognized in net periodic benefit cost and other comprehensive income	$7

The estimated amounts that will be amortized from accumulated other comprehensive income into net periodic benefit cost in 2009 include net actuarial gains of $3 million and prior service credits of $2 million.

Major assumptions used in determining the benefit obligation and net cost for postretirement plans are presented in the following table as weighted-averages:

	Benefit Obligation		Net Cost
	2008	2007	2008	2007	2006
Discount rate	6.0%	5.9%	5.9%	5.5%	5.5%
Expected return on plan assets	—	—	7.8%	7.3%	6.0%

The 2007 net cost assumptions reflect the early adoption of the measurement change provisions of SFAS 158, as discussed in Note 1.

Assumed health care cost trend rates are as follows:

	2008	2007
Health care cost trend rate assumed for next year	8.5%	9.0%
Rate that the cost trend rate gradually declines to	5.0%	5.0%
Year that the rate reaches the rate it is assumed to remain at	2016	2016

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

	2008 One-Percentage-Point
(in millions of dollars)	Increase	Decrease
Effect on total service and interest cost	$3	$(2)
Effect on postretirement benefit obligation	$43	$(38)

Estimated Future Benefit Payments

Benefit payments, including net amounts to be paid from corporate assets, and reflecting expected future service, as appropriate, are expected to be paid as follows: $90 million in 2009, $88 million in 2010, $86 million in 2011, $83 million in 2012, $80 million in 2013, and $336 million from 2014 through 2018.

Stock-based Compensation. We have long-term incentive plans authorizing various types of market and performance-based incentive awards that may be granted to officers and employees. Prior to April 13, 2005, our long-term incentive plan provided for the annual grant of awards in an amount not to exceed 2% of the aggregate number of shares of outstanding common stock, treasury shares and potential common stock (as determined by us in the calculation of earnings per share on a diluted basis) for the preceding year. On April 9, 2008, the shareowners approved an amendment to the 2005 Long Term Incentive Plan (LTIP) which authorized the delivery of up to an additional 33 million shares of common stock pursuant to awards under the LTIP. The amendment increased the maximum number of shares of common stock that may be awarded under the LTIP to 71 million shares. As of December 31,

2008, approximately 43 million shares remain available for awards under the LTIP. The LTIP does not contain an annual award limit. We expect that the shares awarded on an annual basis will range from 1% to 1.5% of shares outstanding. The LTIP will expire after all shares have been awarded or April 30, 2014, whichever is sooner. Following initial approval of the LTIP on April 13, 2005, we may not grant any new awards under previously existing equity compensation plans. Under all long-term incentive plans, the exercise price of awards is set on the grant date and may not be less than the fair market value per share on that date. Generally, awards have a term of ten years and a minimum three-year vesting schedule. In the event of retirement, awards held for more than one year shall immediately become vested and exercisable. In addition, under the LTIP, awards with performance-based vesting will also generally be subject to a three-year performance measurement period. In the event of retirement before completion of the three-year performance measurement period, awards may remain eligible to vest. We have historically repurchased shares in an amount at least equal to the number of shares issued under our equity compensation arrangements and expect to continue this policy.

We measure the cost of all share-based payments, including stock options, at fair value on the grant date and recognize this cost in the statement of operations. For the years ended December 31, 2008, 2007 and 2006, $211 million, $198 million and $180 million, respectively, of compensation cost was recognized in operating results. The associated future income tax benefit recognized was $72 million, $67 million and $58 million for the years ended December 31, 2008, 2007 and 2006, respectively.

For the years ended December 31, 2008, 2007 and 2006, the amount of cash received from the exercise of stock options was $163 million, $415 million and $346 million, respectively, with an associated tax benefit realized of $49 million, $174 million and $137 million, respectively. Also, in accordance with SFAS No. 123(R), for the years ended December 31, 2008, 2007 and 2006, $32 million, $130 million and $101 million, respectively, of certain tax benefits have been reported as operating cash outflows with corresponding cash inflows from financing activities.

At December 31, 2008, there was $151 million of total unrecognized compensation cost related to non-vested equity awards granted under long-term incentive plans. This cost is expected to be recognized ratably over a weighted-average period of 1.5 years.

A summary of the transactions under all long-term incentive plans for the three years ended December 31, 2008 follows:

	Stock Options		Stock Appreciation Rights		Performance Share Units		Other Incentive Shares / Units
(shares and units in thousands)	Shares	Average Price*	Shares	Average Price*	Units	Average Price**
Outstanding at:
December 31, 2005	85,786	$36.37	—	—	—	—	586
Granted	220	56.46	7,110	$56.78	1,185	$56.53	234
Exercised/earned	(13,069)	28.47	—	—	—	—	(234)
Cancelled	(961)	47.76	(250)	56.78	(44)	56.53	(37)

December 31, 2006	71,976	$37.71	6,860	$56.78	1,141	$56.53	549
Granted	275	64.49	7,578	65.33	1,085	62.81	125
Exercised/earned	(14,458)	31.39	(61)	45.16	—	—	(85)
Cancelled	(782)	39.35	(491)	60.22	(69)	59.63	(2)

December 31, 2007	57,011	$39.42	13,886	$61.37	2,157	$59.59	587
Granted	192	74.57	7,221	74.23	948	75.21	174
Exercised/earned	(6,095)	32.65	(14)	47.34	—	—	(144)
Cancelled	(110)	44.75	(798)	66.57	(111)	64.59	(55)

December 31, 2008	50,998	$40.35	20,295	$65.75	2,994	$64.35	562

*	weighted-average exercise price
**	weighted-average grant stock price

The weighted-average grant date fair value of stock options and stock appreciation rights granted during 2008, 2007 and 2006 was $21.16, $19.10 and $15.84, respectively. The weighted-average grant date fair value of performance share units, which vest upon achieving certain performance metrics, granted during 2008, 2007, and 2006 was $84.01, $71.28 and $63.96, respectively. The total fair value of options vested during the years ended

December 31, 2008, 2007 and 2006 was $144 million, $216 million and $121 million, respectively. The total intrinsic value (which is the amount by which the stock price exceeded the exercise price of the options on the date of exercise) of options exercised during the years ended December 31, 2008, 2007 and 2006 was $173 million, $575 million and $443 million, respectively.

The following table summarizes information about equity awards outstanding that are expected to vest and equity awards outstanding that are exercisable at December 31, 2008:

	Equity Awards Outstanding Expected to Vest				Equity Awards Outstanding That Are Exercisable
(shares thousands, aggregate intrinsic value in millions)	Awards	Average Price*	Aggregate Intrinsic Value	Remaining Term**	Awards	Average Price*	Aggregate Intrinsic Value	Remaining Term**
Stock Options/Stock Appreciation Rights	70,879	$47.24	$451	5.1	51,160	$40.24	$683	3.9
Performance Share Units/Restricted Stock	3,166	—	$170	1.0

*	weighted-average exercise price per share
**	weighted-average contractual remaining term in years

The fair value of each option award is estimated on the date of grant using a binomial lattice model. The following table indicates the assumptions used in estimating fair value for the years ended December 31, 2008, 2007 and 2006. Because lattice-based option models incorporate ranges of assumptions for inputs, those ranges are as follows:

	2008	2007	2006
Expected volatility	23% – 26%	22% – 23%	21%
Weighted-average volatility	23%	22%	21%
Expected term (in years)	7.9 – 8.7	7.8 – 8.2	7.6 – 7.9
Expected dividends	1.6%	1.6%	1.7%
Risk-free rate	2.9% – 4.0%	4.6% – 5.0%	4.0% – 4.4%

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

Note 11. Restructuring

During 2008, we recorded net pre-tax restructuring and related charges totaling $357 million for new and ongoing restructuring actions. We recorded charges in the segments as follows: Otis $21 million, Carrier $140 million, UTC Fire & Security $63 million, Pratt & Whitney $116 million, Hamilton Sundstrand $16 million and Eliminations & Other $1 million. The charges include $148 million in cost of sales, $205 million in selling, general and administrative expenses and $4 million in other income. As described below, these charges relate principally to actions initiated during 2008 and, to a lesser extent, to certain actions initiated in 2007 and 2006.

2008 Actions. During 2008, we initiated restructuring actions relating to ongoing cost reduction efforts, including selling, general and administrative reductions, principally at Carrier, Pratt & Whitney, and UTC Fire & Security, and the consolidation of manufacturing facilities. We recorded net pre-tax restructuring and related charges totaling $327 million, including $119 million in cost of sales, $204 million in selling, general and administrative expenses, and $4 million in other income.

At December 31, 2008, net workforce reductions of approximately 3,900 employees of an expected 6,300 employees have been completed. The majority of the remaining workforce reductions and all facility-related cost reduction actions, expected to total 1.2 million net square feet of facilities, are targeted for completion during 2009 and 2010.

The following table summarizes the accrual balances and utilization by cost type for the 2008 restructuring actions:

(in millions of dollars)	Severance	Asset Write-Downs	Facility Exit and Lease Termination Costs	Total
Net pre-tax restructuring charges	$277	$24	$26	$327
Utilization	(125)	(24)	(19)	(168)

Balance at December 31, 2008	$152	$—	$7	$159

The following table summarizes expected, incurred and remaining costs for the 2008 restructuring actions by type:

(in millions of dollars)	Severance	Asset Write-Downs	Facility Exit and Lease Termination Costs	Total
Expected costs	$303	$24	$60	$387
Costs incurred during 2008	(277)	(24)	(26)	(327)

Remaining costs at December 31, 2008	$26	$—	$34	$60

The following table summarizes expected, incurred and remaining costs for the 2008 restructuring actions by segment:

(in millions of dollars)	Expected Costs	Costs Incurred During 2008	Remaining Costs at December 31, 2008
Otis	$29	$(21)	$8
Carrier	164	(141)	23
UTC Fire & Security	66	(58)	8
Pratt & Whitney	114	(93)	21
Hamilton Sundstrand	13	(13)	—
Eliminations & Other	1	(1)	—

Total	$387	$(327)	$60

2007 Actions. During 2008, we recorded net pre-tax restructuring and related charges totaling $10 million, including $9 million in cost of sales and $1 million in selling, general and administrative expenses. The 2007 actions relate to ongoing cost reduction efforts including workforce reductions, and the consolidation of manufacturing facilities.

As of December 31, 2008, net workforce reductions of approximately 1,700 employees of an expected 1,800 employees have been completed, and 200,000 net square feet of facilities of an expected 500,000 net square feet have been exited. The remaining workforce and facility reduction actions are targeted for completion during 2009.

The following table summarizes the restructuring accrual balances and utilization by cost type for the 2007 programs:

(in millions of dollars)	Severance	Asset Write-Downs	Facility Exit and Lease Termination Costs	Total
Restructuring accruals at January 1, 2008	$31	$—	$7	$38
Net pre-tax restructuring charges	1	2	7	10
Utilization	(28)	(2)	(9)	(39)

Balance at December 31, 2008	$4	$—	$5	$9

The following table summarizes expected, incurred and remaining costs for the 2007 programs by type:

(in millions of dollars)	Severance	Asset Write-Downs	Facility Exit and Lease Termination Costs	Total
Expected costs	$68	$23	$33	$124
Costs incurred during 2007	(67)	(21)	(21)	(109)
Costs incurred during 2008	(1)	(2)	(7)	(10)
Remaining costs at December 31, 2008	$—	$—	$5	$5

The following table summarizes expected, incurred and remaining costs for the 2007 programs by segment:

(in millions of dollars)	Expected Costs	Costs Incurred During 2007	Costs Incurred During 2008	Remaining Costs at December 31, 2008
Otis	$20	$(20)	$—	$—
Carrier	33	(33)	—	—
UTC Fire & Security	32	(27)	(5)	—
Pratt & Whitney	27	(25)	(2)	—
Hamilton Sundstrand	12	(4)	(3)	5

Total	$124	$(109)	$(10)	$5

2006 Actions. During 2008, we recorded net pre-tax restructuring and related charges in the business segments totaling $20 million in cost of sales for the restructuring actions initiated in 2006. These actions relate to ongoing cost reduction efforts, including selling, general and administrative reductions, workforce reductions and the consolidation of manufacturing facilities. As of December 31, 2008, we have completed all net workforce reductions of approximately 3,700 employees and exited approximately 800,000 net square feet of facilities. As of December 31, 2008 there were no remaining costs on these actions.

Note 12. Financial Instruments

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

The non-shareowner changes in equity associated with hedging activity for the 12 months ended December 31, 2008 and 2007 were as follows:

(in millions of dollars)	2008	2007
Balance at January 1	$139	$4
Cash flow hedging (loss) gain, net	(149)	164
Net gain reclassified to sales or cost of products sold	(161)	(29)

Balance at December 31	$(171)	$139

Assuming current market conditions continue, of the amount recorded in Shareowners’ Equity, a $202 million pre-tax loss is expected to be reclassified into sales or cost of products sold to reflect the fixed prices obtained from hedging within the next 12 months. Gains and losses recognized in earnings related to the discontinuance or the ineffectiveness of cash flow and fair value hedges were immaterial for the years ended December 31, 2008 and 2007. At December 31, 2008, all derivative contracts accounted for as cash flow hedges mature by December 2010.

All derivative instruments are recorded on the balance sheet at fair value. At December 31, 2008 and 2007, the fair value of derivatives recorded as assets was $188 million and $365 million, respectively, and the fair value of derivatives recorded as liabilities was $680 million and $43 million, respectively. We use derivatives to hedge forecasted cash flows associated with foreign currency commitments or forecasted commodity purchases, as deemed appropriate, which are accounted for as cash flow hedges. In addition, from time to time we use derivatives, such as interest rate swaps, which are accounted for as fair value hedges.

The notional amount of foreign exchange contracts hedging foreign currency transactions was $9.9 billion and $12.9 billion at December 31, 2008 and 2007, respectively. The carrying amounts and fair values of financial instruments at December 31 are as follows:

	2008		2007
(in millions of dollars)	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial Assets and Liabilities
Marketable equity securities	$325	$325	$202	$202
Long-term receivables	343	316	306	302
Customer financing notes receivable	316	245	347	335
Short-term borrowings	(1,023)	(1,023)	(1,085)	(1,085)
Long-term debt	(10,408)	(11,332)	(8,002)	(8,432)

The above fair values were computed based on comparable transactions, quoted market prices, discounted future cash flows or an estimate of the amount to be received or paid to terminate or settle the agreement, as applicable.

The values of marketable equity securities represent our investment in common stock that is classified as available for sale and is accounted for at fair value.

We have outstanding financing and rental commitments totaling $1,142 million at December 31, 2008. Risks associated with changes in interest rates on these commitments are mitigated by the fact that interest rates are variable during the commitment term and are set at the date of funding based on current market conditions, the fair value of the underlying collateral and the credit worthiness of the customers. As a result, the fair value of these financings is expected to equal the amounts funded. The fair value of the commitment itself is not readily determinable and is not considered significant. Additional information pertaining to these commitments is included in Note 4.

Note 13. Guarantees

We extend a variety of financial guarantees to third parties. As of December 31, 2008 and 2007 the following financial guarantees were outstanding:

	2008		2007
(in millions of dollars)	Maximum Potential Payment	Carrying Amount of Liability	Maximum Potential Payment	Carrying Amount of Liability
Credit facilities and debt obligations—unconsolidated subsidiaries (expire 2009 to 2034)	$208	$2	$296	$1
IAE’s financing arrangements (See Note 4)	1,420	14	1,639	14
Commercial aerospace financing arrangements (See Note 4)	137	10	219	40
Commercial customer financing arrangements	209	5	196	1
Performance guarantees	40	—	58	—

We also have obligations arising from sales of certain businesses and assets, including representations and warranties and related indemnities for environmental, health and safety, tax and employment matters. The maximum potential payment related to these obligations is not a specified amount as a number of the obligations do not contain financial caps. The carrying amount of liabilities related to these obligations was $150 million and $164 million at December 31, 2008 and 2007, respectively. For additional information regarding the environmental indemnifications, see Note 15.

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

We provide service and warranty policies on our products and extend performance and operating cost guarantees beyond our normal service and warranty policies on some of our products, particularly commercial aircraft engines. In addition, we incur discretionary costs to service our products in connection with specific product performance issues. Liability for performance and operating cost guarantees is based upon future product performance and durability, and is estimated largely based upon historical experience. Adjustments are made to accruals as claim data and historical experience warrant. The changes in the carrying amount of service and product warranties and product performance guarantees for the years ended December 31, 2008 and 2007, are as follows:

(in millions of dollars)	2008	2007
Balance as of January 1	$1,252	$1,321
Warranties and guarantees issued	429	450
Settlements made	(551)	(531)
Adjustments to provision	6	12

Balance as of December 31	$1,136	$1,252

Note 14. Fair Value Measurement

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (SFAS 157), which is effective for fiscal years beginning after November 15, 2007 and for interim periods within those years. This statement defines fair value, establishes a framework for measuring fair value and expands the related disclosure requirements. This statement applies under other accounting pronouncements that require or permit fair value measurements. The statement indicates, among other things, that a fair value measurement assumes that the transaction to sell an asset or transfer a liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability. SFAS 157 defines fair value based upon an exit price model.

Relative to SFAS 157, the FASB issued FASB Staff Positions (FSP) FAS 157-1, FAS 157-2, and FAS 157-3. FSP FAS 157-1 amends SFAS 157 to exclude SFAS No. 13, “Accounting for Leases” (SFAS 13), and its related interpretive accounting pronouncements that address leasing transactions, while FSP FAS 157-2 delays the effective date of the application of SFAS 157 to fiscal years beginning after November 15, 2008 for all nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a non-recurring basis. FSP FAS 157-3 clarifies the application of SFAS 157 as it relates to the valuation of financial assets in a market that is not active for those financial assets. This FSP is effective immediately and includes those periods for which financial statements have not been issued. We currently do not have any financial assets that are valued using inactive markets, and as such are not impacted by the issuance of this FSP.

We adopted SFAS 157 as of January 1, 2008, with the exception of the application of the statement to non-recurring nonfinancial assets and nonfinancial liabilities. Non-recurring nonfinancial assets and nonfinancial liabilities for which we have not applied the provisions of SFAS 157 include those measured at fair value in goodwill impairment testing, indefinite lived intangible assets measured at fair value for impairment testing, asset retirement obligations initially measured at fair value, and those non-recurring nonfinancial assets and nonfinancial liabilities initially measured at fair value in a business combination.

Valuation Hierarchy. SFAS 157 establishes a valuation hierarchy for disclosure of the inputs to valuation used to measure fair value. This hierarchy prioritizes the inputs into three broad levels as follows. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets in markets that are not active, inputs other than quoted prices that are observable for the asset or liability, including interest rates, yield curves and credit risks, or inputs that are derived principally from or corroborated by observable market data through correlation. Level 3 inputs are unobservable inputs based on our own assumptions used to measure assets and liabilities at fair value. A financial asset or liability’s classification within the hierarchy is determined based on the lowest level input that is significant to the fair value measurement.

The following table provides the assets and liabilities carried at fair value measured on a recurring basis as of December 31, 2008:

Total Carrying Value at December 31,		Quoted prices in active markets	Significant other observable inputs	Significant unobservable inputs
(in millions of dollars)	2008	(Level 1)	(Level 2)	(Level 3)
Available for sale securities	$317	$317	$—	$—
Derivative assets	188	—	188	—
Derivative liabilities	680	—	680	—

Valuation Techniques. Our available for sale securities include equity investments that are traded in an active market. They are measured at fair value using closing stock prices from active markets and are classified within Level 1 of the valuation hierarchy. Our derivative assets and liabilities include foreign exchange and commodity derivatives that are measured at fair value using observable market inputs such as forward rates, interest rates, our own credit risk and our counterparties’ credit risks. Based on these inputs, the derivative assets and liabilities are classified within Level 2 of the valuation hierarchy. Based on our continued ability to trade securities and enter into forward contracts, we consider the markets for our fair value instruments to be active.

As of December 31, 2008, there has not been any significant impact to the fair value of our derivative liabilities due to our own credit risk. Similarly, there has not been any significant adverse impact to our derivative assets based on our evaluation of our counterparties’ credit risks.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities – Including an amendment of FASB Statement No. 115” (SFAS 159), which is effective for fiscal years beginning after November 15, 2007. This statement permits entities to choose to measure many financial instruments and certain other items at fair value. This statement also establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. Unrealized gains and losses on items for which the fair value option is elected would be reported in earnings. We have adopted SFAS 159 and have elected not to measure any additional financial instruments and other items at fair value.

Note 15. Commitments and Contingent Liabilities

Leases. We occupy space and use certain equipment under lease arrangements. Rental commitments of $1,650 million at December 31, 2008 under long-term noncancelable operating leases are payable as follows: $453 million in 2009, $371 million in 2010, $265 million in 2011, $180 million in 2012, $122 million in 2013 and $259 million thereafter. Rent expense was $504 million in 2008, $437 million in 2007 and $373 million in 2006.

Additional information pertaining to commercial aerospace rental commitments is included in Note 4.

Environmental. Our operations are subject to environmental regulation by federal, state and local authorities in the United States and regulatory authorities with jurisdiction over our foreign operations. As described in Note 1, we have accrued for the costs of environmental remediation activities and periodically reassess these amounts. We believe that the likelihood of incurring losses materially in excess of amounts accrued is remote. At December 31, 2008, we had $553 million reserved for environmental remediation.

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

As previously disclosed, the Department of Justice (DOJ) sued us in 1999 in the U.S. District Court for the Southern District of Ohio, claiming that Pratt & Whitney violated the civil False Claims Act and common law. This lawsuit relates to the “Fighter Engine Competition” between Pratt & Whitney’s F100 engine and General Electric’s F110 engine. The DOJ alleges that the government overpaid for F100 engines under contracts awarded by the U.S. Air Force in fiscal years 1985 through 1990 because Pratt & Whitney inflated its estimated costs for some purchased parts and withheld data that would have revealed the overstatements. At trial of this matter, completed in December 2004, the government claimed Pratt & Whitney’s liability to be $624 million. On August 1, 2008, the trial court judge held that the Air Force had not suffered any actual damages because Pratt & Whitney had made significant price concessions. However, the trial court judge found that Pratt & Whitney violated the False Claims Act due to inaccurate statements contained in the 1983 offer. In the absence of actual damages, the trial court judge awarded the DOJ the maximum civil penalty of $7.09 million, or $10,000 for each of the 709 invoices Pratt & Whitney submitted in 1989 and later under the contracts. Both the DOJ and UTC have appealed the decision. Should the government ultimately prevail, the outcome of this matter could result in a material effect on our results of operations in the period in which a liability would be recognized or cash flows for the period in which damages would be paid.

In December 2008, the Department of Defense (DOD) issued a contract claim against Sikorsky to recover overpayments the DOD alleges it has incurred since January 2003 in connection with cost accounting changes approved by the DOD and implemented by Sikorsky in 1999 and 2006. These changes relate to the calculation of material overhead rates in government contracts. The DOD claimed that Sikorsky’s liability is approximately $80 million (including interest). We believe this claim is without merit and intend to appeal.

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

We have accrued for environmental investigatory, remediation, operating and maintenance costs, performance guarantees and other litigation and claims based on our estimate of the probable outcome of these matters. While it is possible that the outcome of these matters may differ from the recorded liability, we believe the resolution of these matters will not have a material impact on our competitive position, results of operations, cash flows or financial condition.

We also have other commitments and contingent liabilities related to legal proceedings, self-insurance programs and matters arising out of the normal course of business. We accrue contingencies based upon a range of possible outcomes. If no amount within this range is a better estimate than any other, then we accrue the minimum amount.

Note 16. Segment Financial Data

Our operations are classified in six principal segments. The segments are generally determined based on the management of the businesses and on the basis of separate groups of operating companies, each with general operating autonomy over diversified products and services.

Otis products include elevators, escalators, moving walkways and service sold to customers in the commercial and residential property industries around the world.

Carrier products include residential, commercial and industrial heating, ventilating, air conditioning (HVAC) and refrigeration systems and equipment, food service equipment, building automation and controls, HVAC and refrigeration components and installation, retrofit and aftermarket services.

UTC Fire & Security products include fire and special hazard and suppression systems and fire fighting equipment, electronic security, monitoring and rapid response systems and service and security personnel for a diversified international customer base principally in the industrial, commercial and residential property sectors.

Pratt & Whitney products include commercial, military, business jet and general aviation aircraft engines, parts and services, industrial gas turbines and space propulsion sold to a diversified customer base, including international and domestic commercial airlines and aircraft leasing companies, aircraft manufacturers, and U.S. and foreign governments. Pratt & Whitney also provides product support and a full range of overhaul, repair and fleet management services and produces land-based power generation equipment.

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

Segment Revenues and Operating Profit. Total revenues by segment include intersegment sales, which are generally made at prices approximating those that the selling entity is able to obtain on external sales. Segment information for the years ended December 31 is as follows:

	Total Revenues			Operating Profits
(in millions of dollars)	2008	2007	2006	2008	2007	2006
Otis	$12,949	$11,885	$10,290	$2,477	$2,321	$1,888
Carrier	14,944	14,644	13,481	1,316	1,381	1,237
UTC Fire & Security	6,462	5,754	4,747	542	443	301
Pratt & Whitney	12,965	12,129	11,112	2,122	2,011	1,817
Hamilton Sundstrand	6,207	5,636	4,995	1,099	967	832
Sikorsky	5,368	4,789	3,230	478	373	173

Total segment	58,895	54,837	47,855	8,034	7,496	6,248
Eliminations & Other	(214)	(78)	(26)	(1)	(60)	187
General corporate expenses	—	—	—	(408)	(386)	(337)

Consolidated	$58,681	$54,759	$47,829	$7,625	$7,050	$6,098

	Total Assets			Capital Expenditures			Depreciation & Amortization
(in millions of dollars)	2008	2007	2006	2008	2007	2006	2008	2007	2006
Otis	$7,731	$7,721	$6,973	$150	$136	$93	$203	$186	$183
Carrier	10,810	10,335	10,127	191	181	148	194	188	157
UTC Fire & Security	10,022	11,143	8,518	95	101	106	238	202	176
Pratt & Whitney	9,650	9,273	9,828	412	384	335	368	307	280
Hamilton Sundstrand	8,648	8,965	9,418	141	160	142	178	163	142
Sikorsky	3,985	3,412	3,145	165	128	66	62	52	47

Total segment	50,846	50,849	48,009	1,154	1,090	890	1,243	1,098	985
Eliminations & Other[1]	5,623	3,726	(868)	62	63	64	78	75	48

Consolidated	$56,469	$54,575	$47,141	$1,216	$1,153	$954	$1,321	$1,173	$1,033

[1]

The asset increase from 2007 to 2008 primarily reflects the increase in cash and cash equivalents held at UTC Corporate. The asset increase from 2006 to 2007 reflects management’s decision to transfer domestic pension asset and liability balances from the segments to UTC Corporate.

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

	External Revenues			Operating Profits			Long-Lived Assets
(in millions of dollars)	2008	2007	2006	2008	2007	2006	2008	2007	2006
United States Operations	$27,965	$26,462	$23,524	$3,945	$3,508	$3,067	$3,198	$3,109	$2,939
International Operations
Europe	15,819	14,341	12,069	2,219	2,204	1,731	1,347	1,356	1,130
Asia Pacific	8,212	7,991	7,056	1,037	1,041	814	800	762	717
Other	6,416	5,605	4,809	833	743	637	671	803	698
Eliminations & Other	269	360	371	(409)	(446)	(151)	332	266	241

Consolidated	$58,681	$54,759	$47,829	$7,625	$7,050	$6,098	$6,348	$6,296	$5,725

Revenues from U.S. operations include export sales as follows:

(in millions of dollars)	2008	2007	2006
Europe	$2,118	$1,782	$1,448
Asia Pacific	2,052	2,221	1,629
Other	2,865	2,225	1,771

	$7,035	$6,228	$4,848

Major Customers. Revenues include sales under prime contracts and subcontracts to the U.S. government, primarily related to Pratt & Whitney, Hamilton Sundstrand and Sikorsky products, as follows:

(in millions of dollars)	2008	2007	2006
Pratt & Whitney	$3,547	$3,583	$3,652
Hamilton Sundstrand	1,089	948	934
Sikorsky	3,063	2,774	1,819
Other	35	39	40

	$7,734	$7,344	$6,445

Selected Quarterly Financial Data (Unaudited)

	2008 Quarters				2007 Quarters
(in millions of dollars, except per share amounts)	First	Second	Third	Fourth	First	Second	Third	Fourth
Sales	$13,577	$15,535	$14,702	$14,229	$11,936	$13,766	$13,718	$14,499
Gross margin	3,596	4,176	4,038	3,672	2,940	3,637	3,650	3,770
Net income	1,000	1,275	1,269	1,145	819	1,148	1,197	1,060
Earnings per share of Common Stock:
Basic—net income	$1.05	$1.35	$1.36	$1.24	$.85	$1.19	$1.24	$1.11
Diluted—net income	$1.03	$1.32	$1.33	$1.23	$.82	$1.16	$1.21	$1.08

Comparative Stock Data (Unaudited)

	2008			2007
Common Stock	High	Low	Dividend	High	Low	Dividend
First quarter	$77.14	$65.20	$.320	$69.49	$61.85	$.265
Second quarter	$75.86	$60.51	$.320	$72.64	$63.65	$.265
Third quarter	$67.95	$56.15	$.320	$80.98	$69.00	$.320
Fourth quarter	$59.96	$41.76	$.385	$82.50	$72.60	$.320

Our common stock is listed on the New York Stock Exchange. The high and low prices are based on the Composite Tape of the New York Stock Exchange. There were approximately 25,408 registered shareholders at December 31, 2008.

Performance Graph (Unaudited)

The following graph presents the cumulative total shareholder return for the five years ending December 31, 2008 for our common stock, as compared to the Standard & Poor’s 500 Stock Index and to the Dow Jones 30 Industrial Average. Our common stock price is a component of both indices. These figures assume that all dividends paid over the five-year period were reinvested, and that the starting value of each index and the investment in common stock was $100.00 on December 31, 2003.

	December
	2003	2004	2005	2006	2007	2008
United Technologies Corporation	$100.00	$110.73	$121.85	$138.50	$172.35	$123.35
S&P 500 Index	$100.00	$110.88	$116.33	$134.70	$142.10	$89.53
Dow Jones Industrial Average	$100.00	$105.56	$107.41	$127.84	$139.18	$93.93

Board of Directors

Louis R. Chênevert

President and Chief Executive Officer

United Technologies Corporation

(Diversified Manufacturer)

George David

Chairman

United Technologies Corporation

(Diversified Manufacturer)

John V. Faraci

Chairman and Chief Executive Officer

International Paper

(Paper, Packaging and Distribution)

Jean-Pierre Garnier

Chief Executive Officer

Pierre Fabre SA

(Pharmaceutical and Cosmetic Products)

Jamie S. Gorelick

Partner

WilmerHale

(Law Firm)

Former Deputy Attorney General of the United States

Former General Counsel of the Department of Defense

Carlos M. Gutierrez (effective March 11, 2009)

Former U.S. Secretary of Commerce

Former Chairman and CEO

Kellogg Company

Edward A. Kangas

Former Chairman and CEO

Deloitte Touche Tohmatsu

(Audit and Tax Services)

Charles R. Lee

Retired Chairman and

Co-Chief Executive Officer

Verizon Communications

(Telecommunications)

Richard D. McCormick

Retired Chairman, President and

Chief Executive Officer

US West, Inc.

(Telecommunications)

Harold McGraw III

Chairman, President and

Chief Executive Officer

The McGraw-Hill Companies

(Global Information Services)

Richard B. Myers

General, U.S. Air Force (Ret.)

and former Chairman of the

Joint Chiefs of Staff

H. Patrick Swygert

President Emeritus

Howard University

(Educational Institution)

André Villeneuve

Non-Executive Chairman of LIFFE

(Part of NYSE Euronext Group)

Christine Todd Whitman

President

The Whitman Strategy Group

(Management Consulting Firm)

Former EPA Administrator

Former Governor of New Jersey

Permanent Committees

Audit Committee

John V. Faraci, Chair

Edward A. Kangas

Richard D. McCormick

Richard B. Myers

H. Patrick Swygert

André Villeneuve

Committee on Compensation and Executive Development

Jean-Pierre Garnier, Chair

Jamie S. Gorelick

Edward A. Kangas

Charles R. Lee

Richard D. McCormick

Harold McGraw III

H. Patrick Swygert

Executive Committee

George David, Chair

Louis R. Chênevert

Charles R. Lee

Richard D. McCormick

Finance Committee

Charles R. Lee, Chair

Louis R. Chênevert

George David

John V. Faraci

Jamie S. Gorelick

Carlos M. Gutierrez (effective March 11, 2009)

Richard B. Myers

André Villeneuve

Christine Todd Whitman

Committee on Nominations and Governance

Richard D. McCormick, Chair

John V. Faraci

Jean-Pierre Garnier

Carlos M. Gutierrez (effective March 11, 2009)

Charles R. Lee

Harold McGraw III

Christine Todd Whitman

Public Issues Review Committee

Christine Todd Whitman, Chair

Jean-Pierre Garnier

Jamie S. Gorelick

Harold McGraw III

Richard B. Myers

H. Patrick Swygert

André Villeneuve

Leadership

Paul R. Adams

Senior Vice President,

Engineering, Pratt & Whitney

David Adler

President,

Sikorsky Aerospace Services

Alain M. Bellemare

President,

Hamilton Sundstrand

Richard H. Bennett, Jr.

Vice President,

Environment, Health & Safety

Anthony C. Black

Senior Vice President,

Operations, UTC Fire & Security

Ari Bousbib

President, Commercial Companies and Executive Vice President, UTC

J. Thomas Bowler, Jr.

Senior Vice President,

Human Resources and Organization

William M. Brown

President,

UTC Fire & Security

Louis R. Chênevert

President and

Chief Executive Officer

Peter C. Christman, Jr.

President, Pratt & Whitney Power Systems

Geraud Darnis

President, Carrier

George David

Chairman

Pierre Dejoux

President, South Asia Pacific and Gulf, Otis

John J. Doucette

Vice President and Chief Information Officer

Michael R. Dumais

Vice President, Operations, Hamilton Sundstrand

Thomas E. Farmer

President, Military Engines, Pratt & Whitney

James E. Geisler

Vice President,

Corporate Strategy and Planning

Charles D. Gill, Jr.

Senior Vice President and General Counsel

Bruno Grob

President, North and East Europe and Africa, Otis

Lindsay Harvey

President, United Kingdom and

Central Europe, Otis

Gregory J. Hayes

Senior Vice President and

Chief Financial Officer

David P. Hess

President, Pratt & Whitney

Kathleen M. Hopko

Vice President, Secretary and

Associate General Counsel

Todd J. Kallman

President, Commercial Engines and Global Services, Pratt & Whitney

Robert F. Leduc

President, Flight Systems and

U.S. Government Classified Programs, Hamilton Sundstrand

Nancy T. Lintner

Vice President, Communications

James G. Maser

President,

Pratt & Whitney Rocketdyne

Robert J. McDonough

President, Residential and Light Commercial

North America, Carrier

J. Michael McQuade

Senior Vice President,

Science and Technology

Didier Michaud-Daniel

President, Otis

Raymond J. Moncini

Senior Vice President, Operations, Carrier

Michael A. Monts

Vice President,

Business Practices

Timothy M. Morris

President, 787 Programs,

Hamilton Sundstrand

Peter Nolan

President, Residential and Light Commercial International, Carrier

Stephen G. Oswald

President, Industrial, Hamilton Sundstrand

David E. Parekh

Vice President, Research and Director, United Technologies Research Center

Eric Patry

President, Strategic Initiatives,

UTC Fire & Security

Jeffrey P. Pino

President, Sikorsky

Jothi Purushotaman

Vice President, Operations

Thomas I. Rogan

Vice President, Treasurer

Kelly Romano

President, Building Systems and Services, Carrier

John Saabas

President, Pratt & Whitney Canada

Pedro Sainz de Baranda

President, South Europe and Mediterranean, Otis

Margaret M. Smyth

Vice President, Controller

Scott D. Starrett

President, Government Programs, Sikorsky

Tobin J. Treichel

Vice President, Tax

Joseph E. Triompo

President, Aerospace Power Systems,

Hamilton Sundstrand

Charles Vo

President, North Asia Pacific, Otis

Gregg Ward

Senior Vice President, Government Affairs

Randal E. Wilcox

President, North and South America, Otis

Shareowner Information

Corporate Office	Certifications	Additional Information	Direct Registration System

United Technologies Corporation

United Technologies Building

Hartford, Connecticut  06101

Telephone:  860.728.7000

This report is made available to shareowners in advance of the annual meeting of shareowners to be held at 11:00 a.m., April 8, 2009, in Jupiter, Florida.  The proxy statement will be made available to shareowners on or about February 20, 2009, at which time proxies for the meeting will be requested.

Information about UTC, including financial information, can be found at our Web site: www.utc.com.

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

UTC has included as Exhibit 31 to its Annual Report on Form 10-K for fiscal year 2008 filed with the Securities and Exchange Commission certificates of its principal executive officers and principal financial officers certifying, among other things, the information contained in the Form 10-K.

Annually UTC submits to the New York Stock Exchange (NYSE) a certificate of UTC’s Chief Executive Officer certifying that he was not aware of any violation by UTC of NYSE corporate governance listing standards as of the date of the certification.

Dividends

Dividends are usually paid on the 10th day of March, June, September and December.

Electronic Access

Registered shareowners may sign up at the following Web site for electronic access to future annual reports and proxy materials, rather than receiving mailed copies: www.computershare.com/us/ecomms.

Your enrollment is revocable until each year’s record date for the annual meeting. Beneficial shareowners may be able to request electronic access by contacting their broker or bank, or Broadridge Financial Solutions at:

http://enroll.icsdelivery.com/utc.

Shareowners may obtain a copy of the UTC Annual Report on Form 10-K for 2008 filed with the Securities and Exchange Commission by writing to:

Corporate Secretary

United Technologies Corporation

United Technologies Building

Hartford, Connecticut  06101

For additional information about UTC, please contact Investor Relations at the above corporate office address, or visit our Web site at:  www.utc.com.

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

To access the service, dial 1.800.881.1914 from any touchtone phone and follow the recorded instructions.

If your shares are held in street name through a broker and you are interested in participating in the Direct Registration System, you may have your broker transfer the shares to Computershare Trust Company, N.A., electronically through the Direct Registration System. Interested investors can request a description of this book-entry form of registration by calling Shareholder Direct at:  1.800.881.1914.

Environmentally Friendly Report

This annual report is printed on recycled and recyclable paper.

www.utc.com

www.carrier.com

www.hamiltonsundstrand.com

www.otis.com

www.pw.utc.com

www.sikorsky.com

www.utcfireandsecurity.com

www.utcpower.com