Form 10-K, Exhibit 13
period 2010-12-31
UNITED TECHNOLOGIES CORP /DE/
filed 2011-02-10
CIK 101829

Exhibit 13
FIVE-YEAR SUMMARY

(Dollars in millions, except per share amounts)	2010	2009	2008	2007	2006
For the year
Net sales	$54,326	$52,425	$59,119	$54,876	$47,940
Research and development	1,746	1,558	1,771	1,678	1,529
Restructuring and other costs	443	830	357	166	288
Net income	4,711	4,179	5,053	4,548	3,998
Net income attributable to common shareowners	4,373	3,829	4,689	4,224	3,732
Earnings per share:
Basic:
Net income attributable to common shareowners	4.82	4.17	5.00	4.38	3.81
Diluted:
Net income attributable to common shareowners	4.74	4.12	4.90	4.27	3.71
Cash dividends per common share	1.70	1.54	1.35	1.17	1.02
Average number of shares of Common Stock outstanding:
Basic	908	917	938	964	980
Diluted	923	929	956	989	1,006
Cash flow from operations	5,906	5,353	6,161	5,330	4,803
Capital expenditures	865	826	1,216	1,153	954
Acquisitions, including debt assumed [4]	2,797	703	1,448	2,336	1,049
Repurchase of Common Stock	2,200	1,100	3,160	2,001	2,068
Dividends paid on Common Stock [1]	1,482	1,356	1,210	1,080	951
At year end
Working capital	$5,778	$5,281	$4,665	$4,602	$3,636
Total assets [2,4]	58,493	55,762	56,837	54,888	47,382
Long-term debt, including current portion [3]	10,173	9,490	10,453	8,063	7,074
Total debt [3]	10,289	9,744	11,476	9,148	7,931
Debt to total capitalization [2,3]	32%	32%	41%	29%	30%
Total equity [2,3]	22,332	20,999	16,681	22,064	18,133
Number of employees [4]	208,200	206,700	223,100	225,600	214,500

Note 1	Excludes dividends paid on Employee Stock Ownership Plan Common Stock.
Note 2	During 2006, we adopted the accounting related to Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans which resulted in an approximately $1.8 billion non-cash charge to equity and a $2.4 billion non-cash reduction to total assets. In addition, we early-adopted the measurement date provisions of this standard effective January 1, 2007, which increased shareowners’ equity by approximately $425 million and decreased long-term liabilities by approximately $620 million.
Note 3	The increase in the 2008 debt to total capitalization ratio, as compared to 2007, reflects unrealized losses of approximately $4.2 billion, net of taxes, associated with the effect of market conditions on our pension plans, and the 2008 debt issuances totaling $2.25 billion. The decrease in the 2009 debt to total capitalization ratio, as compared to 2008, reflects the reversal of unrealized losses in our pension plans of approximately $1.1 billion, the beneficial impact of foreign exchange rate movement of approximately $1.0 billion, and the reduction of approximately $1.7 billion of total debt.
Note 4	The increase in 2010, as compared with 2009, includes the impact of acquisitions across the company, most notably the 2010 acquisition of the GE Security business within the UTC Fire & Security segment. The increase in the number of employees in 2010 associated with acquisition activity was partially offset by headcount reductions associated with initiated restructuring actions.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Business Overview

We are a global provider of high technology products and services to the building systems and aerospace industries. Our operations are classified into six principal business segments: Otis, Carrier, UTC Fire & Security, Pratt & Whitney, Hamilton Sundstrand and Sikorsky. Otis, Carrier and UTC Fire & Security are collectively referred to as the “commercial businesses,” while Pratt & Whitney, Hamilton Sundstrand and Sikorsky are collectively referred to as the “aerospace businesses.” Certain reclassifications have been made to the prior year amounts to conform to the current year presentation. We previously reported “Other income, net,” which included “Interest income,” as a component of “Revenues.” “Other income, net,” excluding “Interest income,” is now reflected as a component of “Costs, Expenses and Other,” while “Interest income” is now netted with “Interest expense” for financial statement presentation.

The commercial businesses generally serve customers in the worldwide commercial and residential property industries, although Carrier also serves customers in the commercial and transport refrigeration industries. The aerospace businesses serve commercial and government aerospace customers in both the original equipment and aftermarket parts and services markets. In addition, a portion of these businesses serve customers in certain industrial markets. Our consolidated net sales were derived from the commercial and aerospace businesses as follows (sales from Hamilton Sundstrand’s and Pratt & Whitney’s industrial markets are included in “commercial and industrial”):

	2010	2009	2008
Commercial and industrial	57%	58%	61%
Military aerospace and space	21%	21%	17%
Commercial aerospace	22%	21%	22%
	100%	100%	100%

In each of 2010 and 2009, approximately 58% of our consolidated sales were original equipment and 42% were aftermarket parts and services, while in 2008 the amounts were 60% and 40%, respectively.

As worldwide businesses, our operations can be affected by industrial, economic and political factors on both a regional and global level. To limit the impact of any one industry or the economy of any single country on our consolidated operating results, our strategy has been, and continues to be, the maintenance of a balanced and diversified portfolio of businesses. Our businesses include both commercial and aerospace operations, original equipment manufacturing

(OEM) and extensive related aftermarket parts and services businesses, as well as the combination of shorter cycles in our commercial and industrial businesses, particularly Carrier, and longer cycles in our aerospace businesses. Our customers include companies in the private sector and governments, and our businesses reflect an extensive geographic diversification that has evolved with the continued globalization of world economies. The composition of net sales from outside the United States, including U.S. export sales, in dollars and as a percentage of total segment sales, is as follows:

(Dollars in millions)	2010	2009	2008	2010	2009	2008
Europe	$11,957	$12,216	$15,129	22%	23%	25%
Asia Pacific	7,986	7,173	8,218	14%	14%	14%
Other Non-U.S.	5,374	4,991	6,432	10%	9%	11%
U.S. Exports	7,724	6,996	7,262	14%	13%	12%
International segment sales	$33,041	$31,376	$37,041	60%	59%	62%

As part of our growth strategy, we invest in businesses in certain countries that carry high levels of currency, political and/or economic risk, such as Argentina, Brazil, China, India, Mexico, Russia, South Africa and countries in the Middle East. At December 31, 2010, the net assets in any one of these countries did not exceed 7% of consolidated shareowners’ equity.

The global economy, which experienced a significant downturn through 2008 and 2009, began showing signs of gradual improvement in 2010; however, the overall rate of global recovery experienced during the course of 2010 has been uneven. Global gross domestic product growth in 2010 was led by emerging markets. In the developed economies, particularly in Europe where the recovery is sluggish, the unwinding of fiscal stimuli and lingering high unemployment have encouraged the use of expansionary monetary policies to sustain economic recoveries. Although consumer confidence in the U.S. has improved since the economic downturn, it remains low, while unemployment remains high and the housing market depressed. Conversely, global aerospace markets are trending favorably with commercial airline traffic, pricing, and capacity utilization continuing to increase. We are beginning to see a modest recovery in the commercial construction markets in the U.S., although, globally, construction markets remain generally weak, with the exception of some emerging markets. The combination of these market factors led to consolidated net sales growth of 4%, when compared with 2009, including 2% organic sales growth. The organic sales growth was led by increases at Carrier, Sikorsky and at Pratt & Whitney. These net increases more than offset the organic sales contraction at both Otis and UTC Fire & Security as certain of their markets have been slower to recover from the economic downturn.

Despite the uneven economic recovery throughout 2010, our fourth quarter short cycle shipments and order rates were robust and consistent with our expectations for sales growth in 2011. In the fourth quarter of 2010, as compared with the same period in 2009, commercial aerospace spares orders at Pratt & Whitney and Hamilton Sundstrand increased 45% and 31%, respectively, and Carrier’s shipments of U.S. residential systems improved 9%. For the full year 2010 as compared with 2009, commercial aerospace spares orders at Pratt & Whitney and Hamilton Sundstrand increased 18% and 16%, respectively, and Carrier’s shipments of U.S. residential systems improved 4%. These improvements contributed to the 2% organic sales growth noted above and should also contribute positively to 2011. Orders in our longer cycle businesses also improved for the full year, as compared with 2009, as Otis new equipment orders grew 7%, global new equipment orders at Carrier’s commercial HVAC business grew 7% and total orders at UTC Fire & Security, driven by the acquisition of the GE Security business, grew approximately 25% year-over-year, as compared with 2009.

Consistent with prior years, our backlog includes both short cycle orders that are expected to be realized in the near term, as well as longer cycle orders that may be recognized over a period of years. With improving end market environments and the expected conversion of a portion of backlog into sales in 2011, we are expecting organic sales growth in 2011 to range from 3% to 5%.

Although the projected increase in organic growth, if realized, will contribute to operating profit growth, we continue to invest in new platforms and markets that position us for growth, while remaining focused on structural cost reduction, operational improvements and disciplined cash redeployment. These actions contributed to our earnings growth and operating profit margin expansion during 2010. The strategies we initiated in late 2008 and early 2009 to address the then expected global economic challenges and volume declines have better positioned us for earnings growth as the global economy recovers. As disclosed in 2009, we announced a significant restructuring initiative in early 2009 designed to reduce structural and overhead costs across all of our businesses in order to partially mitigate the adverse volume impact. Restructuring costs in 2010 and 2009 totaled $443 million and $830 million, respectively. As a result of the higher sales volumes, the beneficial impact from our continued focus on cost reduction and previously initiated restructuring actions and lower year-over-year restructuring costs, segment operating margin increased 140 basis points from 13.2% in 2009 to 14.6% in 2010. This year-over-year increase includes a 40 basis point net benefit from lower restructuring charges and non-recurring items. While we expect to benefit in 2011 from cost reductions realized on the restructuring actions undertaken in prior years, we also expect an adverse impact on operating profits in 2011 from gross commodity cost increases of approximately $150 million and incremental research and development investment of approximately $175 million.

As discussed below in “Results of Operations,” operating profit in each of 2010 and 2009 includes the impact from non-recurring items including the adverse effect of asset impairment charges in 2010, and the beneficial impact of gains related to business divestiture activities, primarily related to Carrier’s ongoing portfolio transformation, in both 2009 and 2010. Our earnings growth strategy contemplates earnings from organic sales growth, including growth from new product development and product improvements, structural cost reductions, operational improvements, and incremental earnings from our investments in acquisitions. We invested $2.8 billion (including debt assumed of $39 million) and $703 million in the acquisition of businesses across the entire company in 2010 and 2009, respectively. Our investment in businesses in 2010 principally reflects the acquisitions of the General Electric (GE) Security business and Clipper Windpower Plc (Clipper). Acquisitions in 2009 consisted principally of a number of small acquisitions in both our aerospace and commercial businesses.

On March 1, 2010, we completed the acquisition of the GE Security business for approximately $1.8 billion, including debt assumed of $32 million. The GE Security business, which is being integrated into our UTC Fire & Security segment, supplies security and fire safety technologies for commercial and residential applications through a broad product portfolio that includes fire detection and life safety systems, intrusion alarms, and video surveillance and access control systems. This business enhanced UTC Fire & Security’s geographic diversity with its strong North American presence and also increased UTC Fire & Security’s product and technology offerings. In connection with this transaction, we recorded approximately $600 million of identifiable intangible assets and $1.1 billion of goodwill. The goodwill recorded reflects synergies expected to be realized through the combination of GE Security’s products, resources and management talent with those of the existing UTC Fire & Security business to enhance competitiveness, accelerate the development of certain product offerings, drive improved operational performance and secure additional service channels. Additionally, the combined businesses have provided the opportunity for significant improvements to the cost structure through the rationalization of general and administrative expenditures as well as research and development efforts.

During 2010, we also completed the acquisition of Clipper, a publicly-held California-based wind turbine manufacturer. This investment is intended to expand our power generation portfolio and allow us to enter the wind power market by leveraging our expertise in blade technology, turbines and gearbox design. In the first half of 2010, we acquired a 49.9% equity stake in Clipper. In December 2010, we completed the acquisition of all of the remaining shares of Clipper. The total cost of our investment in Clipper is approximately £240 million (approximately $385 million). In connection with this transaction, we recorded approximately $400 million of goodwill and identifiable intangible assets. Prior to the December 2010 purchase of the remaining shares of Clipper, we accounted for this investment under the equity method of accounting. During the quarter ended September 30, 2010, we recorded a $159 million other-than-temporary impairment charge, on our investment in Clipper, in order to write-down our investment to market value as of September 30, 2010. This impairment is recorded within “Other income, net” on our Consolidated Statement of Operations. In December 2010, as a result of the acquisition of a controlling interest and the remaining shares of Clipper, we recorded a $21 million gain from the re-measurement to fair value of our previously held equity interest. The financial results of Clipper are included within the “Eliminations and other” category in the segment financial data in Note 18 to the Consolidated Financial Statements.

Both acquisition and restructuring costs associated with a business combination are expensed as incurred. Depending on the nature and level of acquisition activity, earnings could be adversely impacted due to acquisition and restructuring actions initiated in connection with the integration of the acquisitions.

During 2010, we recorded approximately $86 million of asset impairment charges, for assets that have met the held-for-sale criteria, related to disposition activity within both Carrier and Hamilton Sundstrand. These asset impairment charges are recorded within Cost of products sold on our Consolidated Statement of Operations. The asset impairment charges consist of a $58 million charge associated with Carrier’s ongoing portfolio transformation to a higher returns business and a $28 million charge at Hamilton Sundstrand related to the expected disposition of an aerospace business as part of Hamilton Sundstrand’s efforts to implement low cost sourcing initiatives.

For additional discussion of acquisitions and restructuring, see “Liquidity and Financial Condition,” “Restructuring and Other Costs” and Notes 2 and 12 to the Consolidated Financial Statements.

Results of Operations

Net Sales

(Dollars in millions)	2010	2009	2008
Net sales	$54,326	$52,425	$59,119
Percentage change year-over-year	3.6%	(11.3)%	7.7%

The 4% increase in consolidated net sales in 2010, as compared with 2009, reflects organic sales growth (2%), the beneficial impact of foreign currency translation (1%) and the impact of net acquisitions (1%). The impact of net acquisitions primarily reflects the acquisition of the GE Security business at UTC Fire & Security, net of the impact of dispositions from the portfolio transformation efforts undertaken at Carrier. As discussed above in the “Business Overview,” the organic sales increase was largely led by Carrier, Sikorsky, and Pratt & Whitney. These organic increases were partially offset by organic sales contraction at both Otis and UTC Fire & Security. The organic sales growth at Carrier was driven by continuing strength in the transport refrigeration business, while Sikorsky’s growth was primarily attributable to higher military sales. The organic contraction at Otis was due to a decline in new equipment sales as a result of continued commercial and residential market weakness. In addition, the decline at UTC Fire & Security reflects contraction in the service and install business as a result of weak economic conditions in principal markets.

The 11% decline in consolidated net sales in 2009, as compared with 2008, reflects organic sales contraction (7%), the adverse impact from foreign currency translation (3%) and the impact of net divestitures (1%) resulting from the portfolio rationalization efforts undertaken, principally at Carrier. The organic decline in net sales reflects volume decreases at most of our businesses resulting from the challenging global economic conditions experienced during 2009. The depressed residential housing and commercial construction markets drove volume declines across all of our commercial businesses, while declines in aerospace aftermarket sales at both Pratt & Whitney and Hamilton Sundstrand, coupled with the adverse impact from a depressed business jet market, led to an overall decline in aerospace sales. Record aircraft deliveries at Sikorsky helped to partially mitigate the effect of other aerospace volume losses.

Cost of Products and Services Sold

(Dollars in millions)	2010	2009	2008
Cost of products sold	$28,956	$28,905	$32,833
Percentage of product sales	74.9%	77.4%	75.9%
Cost of services sold	$10,458	$9,956	$10,804
Percentage of service sales	66.7%	66.0%	68.0%
Total cost of products and services sold	$39,414	$38,861	$43,637
Percentage change year-over-year	1.4%	(10.9)%	6.7%

The factors contributing to the total percentage change year-over-year in total cost of products and services sold are as follows:

	2010	2009
Organic volume	1%	(7)%
Foreign currency translation	1%	(3)%
Acquisitions and divestitures, net	—	(2)%
Restructuring	(1)%	1%
Total % Change	1%	(11)%

Year-over-year, both total cost of products and services sold and overall sales volumes increased in 2010, as compared with 2009, and decreased in 2009, as compared with 2008. The year-over-year increase in total cost of products and services sold in 2010, as compared with 2009, reflects an increase in costs as a result of increased sales volumes. Total cost of products and services sold increased organically (1%) at a rate lower than organic sales growth of 2% reflecting the beneficial impact from operational improvements, cost savings and restructuring actions taken. The 11% year-over-year reduction in 2009 in total cost of products and services sold, as compared with 2008, primarily reflects a decline in costs associated with the lower organic sales volumes as well as the favorable impact of foreign currency translation.

Gross Margin

(Dollars in millions)	2010	2009	2008
Gross margin	$14,912	$13,564	$15,482
Percentage of net sales	27.4%	25.9%	26.2%

The 2010 year-over-year increase in gross margin as a percentage of sales of 150 basis points, was driven primarily by increased volumes and lower cost of sales resulting from continued focus on cost reductions, savings from previously initiated restructuring actions and net operational efficiencies. Gross margin as a percentage of sales in 2010 also reflects the benefits of the shift in mix from new equipment sales to higher margin service sales at Otis, the increase in higher margin aerospace aftermarket sales at the aerospace businesses, and the beneficial impact from net acquisition/disposition activity. The beneficial impact of lower year-over-year restructuring charges (20 basis points) was offset by the adverse impact of asset impairment charges (20 basis points) recorded in 2010, related to disposition activity at Carrier and Hamilton Sundstrand.

The 2009 year-over-year decrease in gross margin as a percentage of sales of 30 basis points primarily reflects higher year-over-year restructuring charges (50 basis points). Continued focus on cost reduction, savings from previously initiated restructuring actions, net operational efficiencies, margin growth experienced at Otis from lower commodity prices and the continued shift toward higher margin contractual maintenance sales offset the adverse impacts of lower sales volumes, particularly in our higher margin aerospace aftermarket and transport refrigeration businesses.

Research and Development

(Dollars in millions)	2010	2009	2008
Company-funded	$1,746	$1,558	$1,771
Percentage of net sales	3.2%	3.0%	3.0%
Customer-funded	$1,890	$2,095	$2,008
Percentage of net sales	3.5%	4.0%	3.4%

Research and development spending is subject to the variable nature of program development schedules and, therefore, year-over-year variations in spending levels are expected. The majority of the company-funded spending is incurred by the aerospace businesses and relates largely to the next generation product family at Pratt & Whitney, the Boeing 787 program at Hamilton Sundstrand, and various programs at Sikorsky. The year-over-year increase in company-funded research and development in 2010, compared with 2009, primarily reflects increases at Pratt & Whitney associated with the next generation product family, increases at both Hamilton Sundstrand and Sikorsky as they continue to ramp up new product development programs, and an increase at UTC Fire & Security related to the acquisition in 2010 of the GE Security business. The decrease in company-funded research and development in 2009, compared with 2008, principally reflects lower expenditures at Pratt & Whitney and Hamilton Sundstrand resulting from shifts in the timing of program development activities, lower requirements on key development programs, and the continued focus on cost reduction. The decrease at Pratt & Whitney was driven largely by the timing of program development activities, while the decrease at Hamilton Sundstrand primarily reflects lower expenditures on the Boeing 787-8 program with the first flight having taken place in December 2009.

Company-funded research and development spending for 2011 is expected to increase by approximately $175 million from 2010 levels as a result of our continued focus on developing new technologies, led by Pratt & Whitney.

The decrease in customer-funded research and development in 2010, compared with 2009, was primarily driven by a decrease at Pratt & Whitney related to a reduction in development spending on the Joint Strike Fighter program. The increase in customer-funded research and development in 2009, compared with 2008, largely reflects increases on various commercial and space programs at Hamilton Sundstrand, and higher development spending on the CH-53K program at

Sikorsky, partially offset by reduced expenditures at Pratt & Whitney on the Joint Strike Fighter development program as it nears completion.

Selling, General and Administrative

(Dollars in millions)	2010	2009	2008
Selling, general and administrative	$6,024	$6,036	$6,724
Percentage of net sales	11.1%	11.5%	11.4%

The decrease in selling, general and administrative expenses in 2010, as compared with 2009, is due primarily to a continued focus on cost reduction and the impact from restructuring and cost saving initiatives undertaken in 2009 in anticipation of adverse economic conditions. These improvements were partially offset by the impact of recent acquisitions. As a percentage of sales, the 40 basis point year-over-year decrease primarily reflects the impact of lower restructuring costs.

Similar to the year-over-year change in 2010, the decrease in selling, general and administrative expenses in 2009, as compared with 2008, is due primarily to a continued focus on cost reduction and the impact from restructuring and cost saving initiatives undertaken in 2008 and 2009 in anticipation of adverse economic conditions. As a percentage of sales, selling, general and administrative expenses increased 10 basis points from 2008 to 2009 reflecting higher restructuring costs (approximately 30 basis points) and lower sales volumes. The benefit from cost reduction actions in such areas as travel, employee attrition, employee salary related reductions, and the favorable impact of foreign exchange more than offset the adverse impact of the higher restructuring costs.

Other Income, Net

(Dollars in millions)	2010	2009	2008
Other income, net	$(44)	$(407)	$(522)

Other income, net includes the operational impact of equity earnings in unconsolidated entities, royalty income, foreign exchange gains and losses as well as other ongoing items and non-recurring items. The year-over-year change in other income, net in 2010, as compared with 2009, largely reflects a $159 million other-than-temporary impairment charge recorded in 2010 on our then equity investment in Clipper in order to bring the investment to market value, the absence of an approximately $60 million gain recognized in 2009 from the contribution of the majority of Carrier’s U.S. Residential Sales and Distribution business into a new venture, the absence of a $52 million gain recognized in 2009 at Otis on the re-measurement to fair value of an interest in a joint venture as well as the absence of gains from 2009 related to business divestiture activity across the company. The decline in other income, net year-over-year also reflects the adverse impact from an approximately $30 million valuation allowance charge recorded in 2010 related to an unconsolidated foreign venture at Carrier, equity losses associated with our recently acquired Clipper business, and costs associated with the early extinguishment of some debt in 2010. These adverse impacts were partially offset by a $21 million non-taxable gain recognized in the fourth quarter of 2010 on the re-measurement to fair value of our previously held equity interest in Clipper resulting from the purchase of a controlling interest.

The year-over-year change in other income, net in 2009, as compared with 2008, largely reflects the absence of gains from the sale of marketable securities, lower royalties across the businesses, lower net year-over-year gains on various fixed asset disposals, lower joint venture equity income at Carrier, and lower net year-over-year gains generated from business divestiture activity. These decreases were partially offset by lower net hedging costs on our cash management activities in 2009.

Interest Expense, Net

(Dollars in millions)	2010	2009	2008
Interest expense	$750	$705	$689
Interest income	(102)	(88)	(116)
Interest expense, net	$648	$617	$573
Average interest expense rate during the year on:
Short-term borrowings	1.8%	3.1%	5.6%
Total debt	5.6%	5.8%	5.9%

The increase in interest expense in 2010 as compared with 2009 largely reflects the impact of long-term debt issuances during the course of the year, partially offset by the absence of interest associated with the early redemption and repayment of long-term debt in 2010. Interest expense on our long-term debt increased as a result of the issuance of two series of fixed rate long-term notes totaling $2.25 billion in February 2010 (see further discussion in the “Liquidity and Financial Condition” section). This impact was partially offset by the absence of interest associated with the repayment at maturity in May 2010 of our $600 million of 4.375% notes due 2010, the early redemption in June 2010 of the entire $500 million outstanding principal amount of our 7.125% notes that would have otherwise been due November 2010, and the early redemption in September 2010 of the entire $500 million outstanding principal amount of our 6.350% notes that would have otherwise been due March 2011. Aside from the impact of debt repayments and redemptions noted above, the additional interest associated with the issuance of the long-term debt in February 2010 was also partially offset by the absence of interest related to the repayment in June 2009 of our $400 million 6.500% notes due 2009. Interest expense also reflects the lower cost associated with our commercial paper borrowings. Interest income in 2010 includes a favorable pre-tax interest adjustment of approximately $24 million associated with the resolution of an uncertain temporary tax item in the second quarter.

The increase in interest expense in 2009, as compared with 2008, is primarily attributable to higher interest charges related to our deferred compensation plan. Increased interest expense resulting from the issuances of $1.25 billion and $1.0 billion of long-term debt in December and May 2008, respectively, was partially offset by lower interest expense resulting from the absence of interest on $933 million in notes that were redeemed in 2009 and to the lower cost associated with our commercial paper borrowings. The redemptions as well as the lower cost of borrowing noted above resulted in a decline in the average interest rate in 2009 as compared with 2008. Interest income in 2009 includes $17 million of favorable pre-tax interest income adjustments pertaining to global tax examination activity related primarily to the completion of our review of the 2004 to 2005 Internal Revenue Service (IRS) audit report.

The weighted-average interest rate applicable to debt outstanding at December 31, 2010 was 6.3% for short-term borrowings and 5.9% for total debt as compared to 4.8% and 6.1%, respectively, at December 31, 2009. The three month LIBOR rate as of December 31, 2010, 2009 and 2008 was 0.3%, 0.3% and 1.4%, respectively.

Income Taxes

	2010	2009	2008
Effective income tax rate	27.9%	27.4%	27.1%

The effective income tax rates for 2010, 2009 and 2008 reflect tax benefits associated with lower tax rates on international earnings, which we intend to permanently reinvest outside the United States. The 2010 effective income tax rate increased as compared to 2009 due to the absence of certain discrete items which had a net favorable impact in 2009, as disclosed below. The 2010 effective income tax rate reflects a non-recurring tax expense reduction associated with management’s decision to repatriate additional high tax dividends from the current year to the U.S. in 2010 as a result of recent U.S. tax legislation. This is partially offset by the non-deductibility of impairment charges, the adverse impact from the health care legislation related to the Medicare Part D program and other increases to UTC’s effective income tax rate.

The 2009 effective income tax rate reflects approximately $38 million of tax expense reductions relating to re-evaluation of our liabilities and contingencies based on global examination activity during the year including the IRS’s completion of 2004 and 2005 examination fieldwork and our related protest filing. As a result of the global examination activity, we recognized approximately $18 million of associated pre-tax interest income adjustments during 2009.

The 2008 effective income tax rate reflects approximately $62 million of tax expense reductions, principally relating to re-evaluation of our liabilities and contingencies based upon resolution of disputed tax matters with the Appeals Division of the IRS for tax years 2000 through 2003.

We expect our full year annual effective income tax rate in 2011 to be approximately 30.5%. As a result of 2010 U.S. tax legislation and the impact on our tax rate, we anticipate variability in the tax rate quarter to quarter with a higher rate in the first half of 2011. This is due to the tax impacts associated with planned internal legal entity reorganizations that are expected to occur during 2011 with completion of the predominant portion of these projects expected in the second half.

For additional discussion of income taxes, see “Critical Accounting Estimates – Income Taxes” and Note 10 to the Consolidated Financial Statements.

Net Income and Earnings Per Share

(Dollars in millions, except per share amounts)	2010	2009	2008
Net income	$4,711	$4,179	$5,053
Less: Noncontrolling interest in subsidiaries’ earnings	338	350	364
Net income attributable to common shareowners	$4,373	$3,829	$4,689
Diluted earnings per share	$4.74	$4.12	$4.90

Although the average foreign exchange rate of the U.S. dollar was stronger in 2010, as compared to 2009, against certain currencies such as the Euro, the impact of foreign currency generated a net positive impact of $.12 per diluted share on our operational performance in 2010. This year-over-year impact primarily represents the beneficial impact of hedging at Pratt & Whitney Canada (P&WC), which more than offset the net adverse foreign currency translation impact. The weakness of the U.S. dollar against the Canadian dollar in 2010 generated an adverse foreign currency translation impact as the majority of P&WC’s sales are denominated in U.S. dollars, while a significant portion of its costs are incurred in local currencies. To help mitigate the volatility of foreign currency exchange rates on our operating results, we maintain foreign currency hedging programs, the majority of which are entered into by P&WC. As a result of hedging programs currently in place, P&WC’s 2011 full year operating results are expected to include an adverse impact of hedging of $75 million. In 2009, foreign currency generated an adverse impact on our operational results of $.22 per share while in 2008, foreign currency had a favorable impact of $.06 per share. For additional discussion of foreign currency exposure, see “Market Risk and Risk Management – Foreign Currency Exposures.”

Diluted earnings per share for 2010 include a net charge of $.29 per share from restructuring and non-recurring items. Besides the restructuring charges of $443 million, non-recurring items included the $159 million other-than-temporary impairment charge on our investment in Clipper, $86 million of asset impairment charges related to disposition activity within both Carrier and Hamilton Sundstrand, a $140 million net tax benefit associated with management’s decision to repatriate additional high tax dividends from the current year to the U.S. in 2010 and 2011 as a result of recent U.S. tax legislation, an approximately $55 million net tax benefit associated with the completion of the acquisition of all the remaining shares of Clipper, $53 million of net gains from dispositions related to Carrier’s ongoing portfolio transformation, a favorable pre-tax interest adjustment of $24 million associated with the resolution of an uncertain tax item, and a $21 million non-cash, non-taxable gain recognized on the re-measurement to fair value of our previously held equity interest in Clipper.

Restructuring and Other Costs

We recorded net pre-tax restructuring and other costs totaling $443 million in 2010 and $830 million in 2009 for new and ongoing restructuring actions. We recorded these charges in the segments as follows:

(Dollars in millions)	2010	2009
Otis	$83	$158
Carrier	75	210
UTC Fire & Security	78	112
Pratt & Whitney	138	190
Hamilton Sundstrand	37	88
Sikorsky	14	7
Eliminations and other	18	62
General corporate expenses	—	3
Total	$443	$830

The 2010 charges consist of $283 million in cost of sales, $159 million in selling, general and administrative expenses and $1 million in other income, net, and, as described below, primarily relate to actions initiated during 2010 and 2009. Restructuring costs reflected in Eliminations and other largely reflect curtailment charges required under our domestic pension plans due to the significant headcount reductions associated with the various restructuring actions. The 2009 charges consist of $420 million in cost of sales, $364 million in selling, general and administrative expenses and $46 million in other income, net. The 2009 charges relate principally to actions initiated during 2009.

Restructuring actions are an essential component of our operating margin improvement efforts and relate to both existing operations and those recently acquired. As a result of the severity of the global economic downturn, the level of restructuring initiated in 2009 was significantly in excess of that incurred in prior years. These actions were initiated to help mitigate the impact of the global economic downturn and better position us for a resumption of expected future earnings growth. When completed, these actions will result in global employment reductions, primarily in overhead and selling, general and administrative functions of approximately 14,400. We have also acquired certain businesses at beneficial values in past years, such as Kidde and Initial Electronic Security Group (IESG), with the expectation of restructuring the underlying cost structure in order to bring operating margins up to expected levels. Restructuring actions typically focus on streamlining costs through workforce reductions, the consolidation of manufacturing, sales and service facilities, and the transfer of work to more cost-effective locations. For acquisitions prior to January 1, 2009, the costs of restructuring actions at the acquired company contemplated at the date of acquisition are recorded under purchase accounting and actions initiated subsequently are recorded through operating results by being expensed. However, effective January 1, 2009 under the Business Combinations Topic of the FASB ASC, restructuring costs associated with a business combination are expensed. We expect to incur additional restructuring costs in 2011 of approximately $150 million to $200 million, including trailing costs related to prior actions, associated with our continuing cost reduction efforts and to the integration of acquisitions. The expected adverse impact on earnings in 2011 from anticipated additional restructuring costs is expected to be offset by the beneficial impact from non-recurring items. Although no specific plans for significant actions have been finalized at this time, we continue to closely monitor the economic environment and may undertake further restructuring actions to keep our cost structure aligned with the demands of the prevailing market conditions.

2010 Actions. During 2010, we initiated restructuring actions relating to ongoing cost reduction efforts, including workforce reductions and consolidation of field operations. We recorded net pre-tax restructuring and other charges totaling $371 million as follows: Otis $87 million, Carrier $74 million, UTC Fire & Security $64 million, Pratt & Whitney $84 million,

Hamilton Sundstrand $29 million, Sikorsky $15 million and Eliminations and other $18 million. The charges consist of $221 million in cost of sales and $150 million in selling, general and administrative expenses. Those costs consist of $301 million for severance and related employee termination costs, $19 million for asset write-downs and $51 million for facility exit, lease termination and other related costs.

We expect the actions initiated in 2010, once fully complete, to result in net workforce reductions of approximately 5,000 hourly and salaried employees, the exiting of approximately 3.9 million net square feet of facilities and the disposal of assets associated with the exited facilities. As of December 31, 2010, we have completed, with respect to the actions initiated in 2010, net workforce reductions of approximately 2,400 employees, and 300,000 net square feet of facilities have been exited. We are targeting to complete in 2011 the majority of the remaining workforce and facility related cost reduction actions initiated in 2010. Approximately 70% of the total pre-tax charge will require cash payments, which we have and expect to continue to fund with cash generated from operations. During 2010, we had cash outflows of approximately $107 million related to the 2010 actions. We expect to incur additional restructuring and other charges of $235 million to complete these actions. We expect recurring pre-tax savings to increase over the two-year period subsequent to initiating the actions to approximately $350 million annually, of which approximately $64 million was realized in 2010.

2009 Actions. During 2010, we recorded net pre-tax restructuring and other charges (reversals) of $85 million for actions initiated in 2009. The 2009 actions relate to ongoing cost reduction efforts, including workforce reductions, the consolidation of field operations and the consolidation of repair and overhaul operations. We recorded the charges (reversals) in 2010 as follows: Otis ($3 million), Carrier $11 million, UTC Fire & Security $14 million, Pratt & Whitney $56 million, Hamilton Sundstrand $8 million, and Sikorsky ($1 million). The charges consist of $63 million in cost of sales, $21 million in selling, general and administrative expenses and $1 million in other income, net. Those costs consisted of $19 million for severance and related employee termination costs, $13 million for asset write-downs and $53 million for facility exit, lease termination and other related costs.

We expect the actions initiated in 2009, once fully completed, to result in net workforce reductions of approximately 14,400 hourly and salaried employees, the exiting of approximately 4.7 million net square feet of facilities and the disposal of assets associated with the exited facilities. As of December 31, 2010, we have completed, with respect to the actions initiated in 2009, net workforce reductions of approximately 13,400 employees and exited 1.3 million net square feet of facilities. We are targeting to complete in 2011 the majority of the remaining workforce and all facility related cost reduction actions initiated in 2009. Approximately 70% of the total pre-tax charge will require cash payments, which we have and expect to continue to fund with cash generated from operations. During 2010, we had cash outflows of approximately $236 million related to the 2009 actions. We expect to incur additional restructuring and other charges of $90 million to complete these actions. We expect recurring pre-tax savings to increase over the two-year period subsequent to initiating the actions to approximately $700 million annually.

For additional discussion of restructuring, see Note 12 to the Consolidated Financial Statements.

Segment Review

	Net Sales			Operating Profits			Operating Profit Margin
(Dollars in millions)	2010	2009	2008	2010	2009	2008	2010	2009	2008
Otis	$11,579	$11,723	$12,884	$2,575	$2,447	$2,477	22.2%	20.9%	19.2%
Carrier	11,386	11,335	14,817	1,062	740	1,316	9.3%	6.5%	8.9%
UTC Fire & Security	6,490	5,503	6,446	714	493	542	11.0%	9.0%	8.4%
Pratt & Whitney	12,935	12,392	13,849	1,987	1,835	2,122	15.4%	14.8%	15.3%
Hamilton Sundstrand	5,608	5,560	6,127	918	857	1,099	16.4%	15.4%	17.9%
Sikorsky	6,684	6,287	5,346	716	608	478	10.7%	9.7%	8.9%
Total segment	54,682	52,800	59,469	7,972	6,980	8,034	14.6%	13.2%	13.5%
Eliminations and other	(356)	(375)	(350)	(409)	(255)	(117)
General corporate expenses	—	—	—	(377)	(348)	(408)
Consolidated	$54,326	$52,425	$59,119	$7,186	$6,377	$7,509	13.2%	12.2%	12.7%

Commercial Businesses

The financial performance of our commercial businesses can be influenced by a number of external factors including fluctuations in residential and commercial construction activity,

regulatory changes, interest rates, labor costs, foreign currency exchange rates, customer attrition, raw material and energy costs, tightening of credit markets and other global and political factors. Carrier’s financial performance can also be influenced by production and utilization of transport equipment, and for its residential business, weather conditions. Geographic and industry diversity across the commercial businesses help to balance the impact of such factors on our consolidated operating results, particularly in the face of uneven economic growth. Our short cycle markets are recovering as expected and our emerging markets continue to gain traction. We are beginning to see a modest recovery in the commercial construction markets in the U.S., although they are still weak. Carrier returned to organic sales growth in 2010, led by the transportation businesses. The transport refrigeration markets have benefited from a resumption of unit replacement demand, while U.S. residential new construction starts remain at low levels. Short cycle shipments and order rates were robust in the fourth quarter of 2010, consistent with our expectations for sales growth in 2011.

In 2010, 73% of total commercial business sales were generated outside the United States, including U.S. export sales, as compared to 71% in 2009. The following table shows sales generated outside the United States for each of the commercial business segments:

	2010	2009
Otis	82%	80%
Carrier	56%	55%
UTC Fire & Security	84%	82%

Otis is the world’s largest elevator and escalator manufacturing, installation and service company. Otis designs, manufactures, sells and installs a wide range of passenger and freight elevators for low-, medium- and high-speed applications, as well as a broad line of escalators and moving walkways. In addition to new equipment, Otis provides modernization products to upgrade elevators and escalators as well as maintenance and repair services for both its products and those of other manufacturers. Otis serves customers in the commercial and residential property industries around the world. Otis sells directly to the end customer and, to a limited extent, through sales representatives and distributors.

Factors Contributing to Total % Change Year-Over-Year in:
	2010		2009
	Net Sales	Operating Profits	Net Sales	Operating Profits
Organic sales / Operational operating profit	(3)%	6%	(6)%	6%
Foreign currency translation	1%	(1)%	(4)%	(4)%
Acquisitions and divestitures, net	1%	—	1%	—
Restructuring	—	3%	—	(6)%
Other	—	(3)%	—	3%
Total % Change	(1)%	5%	(9)%	(1)%

2010 Compared with 2009

Otis’s sales decreased $144 million (1%) in 2010, as compared with 2009. The organic sales decline was due to a decrease in new equipment sales volume as a result of lower opening backlog entering the year, partially offset by a strong volume rebound in China. The decrease in new equipment sales was partially offset by continued growth in the contractual maintenance business. New equipment orders improved 7% versus the prior year, led by strong order growth in China. Selling prices remained under pressure in most markets.

Otis’s operating profits increased $128 million (5%) in 2010, as compared with 2009. Operational profit improvement (6%) resulted from higher maintenance volume and the benefits from ongoing cost reduction initiatives, more than offsetting the impact of lower new equipment volume and pricing. The decrease contributed by “Other” primarily reflects the absence of a $52 million gain recognized in 2009 on the re-measurement to fair value of a previously held equity interest in a joint venture resulting from the purchase of a controlling interest.

2009 Compared with 2008

Otis’s sales decreased $1,161 million (9%) in 2009, as compared with 2008. The organic sales decline was attributable to a decrease in new equipment sales as difficult economic conditions adversely impacted global construction. New equipment orders declined 31% versus the prior year, which contributed to lower new equipment sales across all geographic regions.

Otis’s operating profits decreased $30 million (1%) in 2009, as compared with 2008. Operational profit improvement resulted from increased volume and improved margins in the contractual maintenance business, lower commodity costs and the benefits from aggressive cost reduction initiatives. Improved margins in the contractual maintenance business were the result of productivity improvements from restructuring and other cost reduction actions. The 3% increase contributed by “Other” in 2009 reflects a gain recognized in the second quarter of 2009 on the re-measurement to fair value of a previously held equity interest in a joint venture resulting from the purchase of a controlling interest, and the absence of provisions for certain accounting issues discovered at a subsidiary in Brazil in late 2008.

Carrier is the world’s largest provider of HVAC and refrigeration solutions, including controls for residential, commercial, industrial and transportation applications. Carrier also provides installation, retrofit and aftermarket services for the products it sells and those of other manufacturers in the HVAC and refrigeration industries. During 2010 and 2009, as part of its ongoing business transformation strategy, Carrier completed divestitures of several lower-margin businesses, acquired several higher margin service businesses, and formed ventures in parts of the U.S., Europe, the Middle East, Australia and Asia. Carrier’s products and services are sold under Carrier and other brand names to building contractors and owners, homeowners, transportation companies, retail stores and food service companies. Carrier sells directly to the end customer and through manufacturers’ representatives, distributors, wholesalers, dealers and retail outlets. Certain of Carrier’s HVAC businesses are seasonal and can be impacted by weather. Carrier customarily offers its customers incentives to purchase products to ensure an adequate supply of its products in the distribution channels. The principal incentive program provides reimbursements to distributors for offering promotional pricing on Carrier products. We account for incentive payments made as a reduction to sales.

Factors Contributing to Total % Change Year-Over-Year in:
	2010		2009
	Net Sales	Operating Profits	Net Sales	Operating Profits
Organic sales / Operational operating profit	6%	39%	(16)%	(34)%
Foreign currency translation	1%	—	(3)%	(1)%
Acquisitions and divestitures, net	(7)%	3%	(5)%	(3)%
Restructuring	—	18%	—	(5)%
Other	—	(16)%	—	(1)%
Total % Change	—	44%	(24)%	(44)%

2010 Compared with 2009

Carrier’s sales increased $51 million in 2010, as compared with 2009. Organic sales growth of 6% was driven primarily by improvement in the transport refrigeration and Asian and Latin America HVAC markets, partially offset by a decline in the European commercial HVAC equipment markets. The 7% decrease contributed by “Acquisitions and divestitures, net” in 2010 primarily reflects the net year-over-year impact from the disposition of businesses and the formation of noncontrolling ventures globally.

Carrier’s operating profits increased $322 million (44%) in 2010, as compared with 2009. The operational profit improvement (39%) was largely driven by strong conversion on the organic sales growth, particularly in the higher margin transport refrigeration business, combined with the carry-over benefits of cost reduction and restructuring (combined 54%), partially offset by increased commodity costs and adverse pricing (17%). The decrease contributed by “Other” primarily reflects the year-over-year net impact of gains and losses resulting from dispositions associated with Carrier’s ongoing portfolio transformation. This includes an approximately $58 million asset impairment charge in 2010 associated with disposition activity as well as the absence of an approximately $60 million gain recognized in 2009 from the contribution of the majority of Carrier’s U.S. Residential Sales and Distribution business into a new venture formed with Watsco, Inc.

2009 Compared with 2008

Carrier’s sales decreased $3,482 million (24%) in 2009, as compared with 2008. The decline in organic sales is a result of weak market conditions across all businesses, particularly the higher margin transport refrigeration business where organic sales declined 37% in 2009.

Carrier’s operating profits decreased $576 million (44%) in 2009 compared with 2008 as almost all businesses experienced earnings declines due to unfavorable market conditions. The operational profit decrease was primarily due to the volume decline (57%), especially in our higher margin transport refrigeration business, the adverse cost impact from worldwide currency shifts (5%), and lower equity income from a joint venture in Japan (2%). These adverse impacts were partially offset by the favorable impact from aggressive cost reduction and restructuring actions, and lower net commodity costs (net combined 30%). The 1% decrease in “Other” primarily reflects lower gains from net acquisition and divestiture activities. The decrease contributed by “Acquisitions and divestitures, net” for both sales and operating profits reflects the net year-over-year operational impact from acquisitions and divestitures completed in the preceding twelve months, including the transaction with Watsco, Inc.

UTC Fire & Security is a global provider of security and fire safety products and services. UTC Fire & Security provides electronic security products such as intruder alarms, access control systems, and video surveillance systems and designs and manufactures a wide range of fire safety products including specialty hazard detection and fixed suppression products, portable fire extinguishers, fire detection and life safety systems, and other firefighting equipment. Services provided to the electronic security and fire safety industries include systems integration, video surveillance, installation, maintenance and inspection services. UTC Fire & Security also provides monitoring, response and security personnel services, including cash-in-transit security, to complement its electronic security and fire safety businesses. In 2010, we completed the acquisition of the GE Security business from GE. With the acquisition of GE Security, UTC strengthened its portfolio of security and fire safety technologies for commercial and residential applications, including fire detection and life safety systems, intrusion alarms, video surveillance and access control systems, and also significantly enhanced UTC Fire & Security’s North American presence. UTC Fire & Security products and services are used by governments, financial institutions, architects, building owners and developers, security and fire consultants and other end-users requiring a high level of security and fire protection for their businesses and residences. UTC Fire & Security provides its products and services under Chubb, Kidde and other brand names and sells directly to the customer as well as through manufacturer representatives, distributors, dealers and U.S. retail distribution.

Factors Contributing to Total % Change Year-Over-Year in:
	2010		2009
	Net Sales	Operating Profits	Net Sales	Operating Profits
Organic sales / Operational operating profit	(3)%	2%	(7)%	4%
Foreign currency translation	2%	2%	(7)%	(9)%
Acquisitions and divestitures, net	19%	34%	(1)%	4%
Restructuring	—	7%	—	(9)%
Other	—	—	—	1%
Total % Change	18%	45%	(15)%	(9)%

2010 Compared with 2009

UTC Fire & Security’s sales increased $987 million (18%) in 2010, as compared with 2009. Organically, the 3% sales contraction was driven by declines in the service and install businesses, while the products businesses were flat year-over-year. Geographically, the service and install businesses experienced weakness in Europe and the Americas in 2010 as a result of poor economic conditions, partially offset by growth in Asia. The increase contributed by “Acquisitions and divestitures, net” reflects the net year-over-year impact from acquisition and divestitures completed in the preceding twelve months, led by the acquisition in March 2010 of the GE Security business.

UTC Fire & Security’s operating profits increased $221 million (45%) in 2010, as compared with 2009. The 2% operational profit improvement reflects the benefits of integrating operations, restructuring actions taken, and productivity initiatives, partially offset by the impact of organic volume contraction. The increase contributed by “Acquisitions and divestitures, net” primarily reflects the acquisition in March 2010 of the GE Security business.

2009 Compared with 2008

UTC Fire & Security’s sales decreased $943 million (15%) in 2009, as compared with 2008. Organic sales contraction was primarily caused by declines in both the Americas and United Kingdom Fire Safety and Electronic Security businesses.

UTC Fire & Security’s operating profits decreased $49 million (9%) in 2009, as compared with 2008. The operational profit improvement was due principally to the integration of field operations, the benefits of net cost reductions from previous restructuring actions, and the integration and continuing productivity and cost control initiatives which, when combined, more than offset the impact of the lower sales. The increase contributed by “Acquisitions and divestitures, net” reflects the net year-over-year impact from acquisition and divestitures completed in the preceding twelve months, including the third quarter of 2009 acquisition of additional shares of GST, a fire alarm system provider in China.

Aerospace Businesses

The financial performance of Pratt & Whitney, Hamilton Sundstrand and Sikorsky is directly tied to the economic conditions of the commercial aerospace and defense industries. In particular, Pratt & Whitney experiences intense competition for new commercial airframe/engine combinations. Engine suppliers may offer substantial discounts and other financial incentives, performance and operating cost guarantees, participation in financing arrangements and maintenance agreements. At times, the aerospace businesses also enter into development programs and firm fixed-price development contracts, which may require the company to bear cost overruns related to unforeseen technical and design challenges that arise during the development stage of the program. Customer selections of engines and components can also have a significant impact on later sales of parts and service. Predicted traffic levels, load factors, worldwide airline profits, general economic activity and global defense spending have been reliable indicators for new aircraft and aftermarket orders within the aerospace industry. Spare part sales and aftermarket service trends are affected by many factors, including usage, technological improvements, pricing, regulatory changes and the retirement of older aircraft. Performance in the general aviation sector is closely tied to the overall health of the economy and is positively correlated to corporate profits.

The commercial airline industry rebounded in 2010 and continues to gain traction, as airlines benefit from airline traffic growth, higher yields and rising load factors. All major U.S. airlines and most European and Asian airlines returned to profitability in 2010. Airline traffic, as measured by revenue passenger miles (RPMs), grew in 2010, as compared with 2009, and we project RPMs to continue to grow by approximately 6% in 2011. Although airlines returned to profitability in 2010, rising fuel prices will challenge the airlines in the near term to maintain capacity disciplines, raise fares, and consider the need for more fuel efficient aircraft. We have also seen a favorable trend in commercial aftermarket growth as airlines were adding capacity to their fleets leading to additional overhaul and repair maintenance requirements. Orders of short cycle commercial aerospace spares grew year-over-year, with 18% growth in Pratt & Whitney’s large commercial spares orders and a 16% increase in Hamilton Sundstrand’s commercial spares orders. These increases in order rates have led to a corresponding increase in commercial aerospace aftermarket volume at both Pratt &

Whitney and Hamilton Sundstrand, and accordingly, consolidated commercial aerospace aftermarket sales increased 10% in 2010, as compared to 2009. We expect commercial aerospace aftermarket sales will continue to grow in 2011.

Similar to 2009, the overall business jet market continued to be weak in 2010, reflecting the conditions from a sluggish global economy and weak corporate profits. Despite this, we are seeing some improvement in business aircraft indicators, including a decrease in used aircraft inventory in 2010, as compared to 2009, although used aircraft inventory remains high, as well as a reduction in cancellations at business jet manufacturers. However, the level of net orders has not been substantial enough to grow backlogs. As a result of the ongoing market weakness, we do not expect a recovery in the business jet OEM market until at least 2012. This weakness will continue to put pressure on P&WC and corresponding engine shipments although we expect total overall engine shipments at P&WC to increase in 2011, as compared to 2010, due to increases across other platforms, such as helicopters.

Although commercial helicopter deliveries remained low in 2010, commercial helicopter orders increased towards the second half of 2010, indicative of a potentially healthier market. However, it is not clear whether this level of activity will continue with stability. Uncertainty among helicopter operators regarding the impact of the offshore drilling moratorium in the U.S. remains, but has been moderated by exploration and production initiatives in developing markets. Strong government military spending continued to drive military helicopter demand and, as a result, Sikorsky’s military backlog remains strong. Consolidated military OEM sales increased 4% in 2010, as compared with 2009, driven by Sikorsky. For 2011, we expect production of U.S. government Black Hawk and Naval Hawk helicopters at Sikorsky to level off, with demand for international military helicopters increasing.

Deficit reduction measures considered by the U.S. government are expected to pressure the U.S. Department of Defense budget in the coming years, resulting in a decline in U.S. Department of Defense spending. Total sales to the U.S. government of $9.9 billion, $9.3 billion, and $8.0 billion in 2010, 2009, and 2008, respectively, were 18% of total UTC sales in 2010 and 2009, and 14% in 2008. The defense portion of our aerospace business is affected by changes in market demand and the global political environment. Our participation in long-term production and development programs for the U.S. government has contributed positively to our results in 2010 and is expected to continue to benefit results in 2011.

Pratt & Whitney is among the world’s leading suppliers of aircraft engines for the commercial, military, business jet and general aviation markets. Pratt & Whitney Global Services provides maintenance, repair and overhaul services, including the sale of spare parts, as well as fleet management services for large commercial engines. Pratt & Whitney produces families of engines for wide and narrow body aircraft in the commercial and military markets. Pratt & Whitney Power Systems sells aero-derivative engines for industrial applications. P&WC is a world leader in the production of engines powering business, regional, light jet, utility and military aircraft and helicopters and provides related maintenance, repair and overhaul services, including sale of spare parts, as well as fleet management services. Pratt & Whitney Rocketdyne (PWR) is a leader in the design, development and manufacture of sophisticated space propulsion systems for military and commercial applications, including the U.S. space shuttle program. Pratt & Whitney’s products are sold principally to aircraft manufacturers, airlines and other aircraft operators, aircraft leasing companies, space launch vehicle providers and the U.S. and foreign governments. Pratt & Whitney’s products and services must adhere to strict regulatory and market-driven safety and performance standards. The frequently changing nature of these standards, along with the long duration of aircraft engine development, production and support programs, creates uncertainty regarding engine program profitability. The vast majority of sales are made directly to the end customer and, to a limited extent, through independent distributors and foreign sales representatives.

Pratt & Whitney is currently developing technology intended to enable it to power proposed and future aircraft, including the PurePower PW1000G Geared TurboFan engine. The PurePower PW1000G engine targets a significant reduction in fuel burn and noise levels with lower environmental emissions and operating costs than current production engines. In December 2010, Airbus announced that it will offer the PurePower PW1000G engine as a new engine option to power its A320neo family of aircraft scheduled to enter service in 2016. Additionally, PurePower PW1000G engine models have been selected by Bombardier to power the new CSeries passenger aircraft and by Mitsubishi Heavy Industries to power the new Mitsubishi Regional Jet (MRJ), scheduled to enter into service in 2013 and 2014, respectively. In 2009, the Irkut Corporation of Russia also selected the PurePower PW1000G engine to power the proposed new Irkut MC-21 passenger aircraft, which is planned to enter into service in 2016. The success of these aircraft and the PurePower PW1000G engine is dependent upon many factors including technological challenges, aircraft demand, and regulatory approval. Based on these factors, as well as the level of success of aircraft program launches by aircraft manufacturers and other conditions, additional investment in the PurePower program may be required.

In view of the risks and costs associated with developing new engines, Pratt & Whitney has entered into collaboration arrangements in which sales, costs and risks are shared. At December 31, 2010, the interests of third party participants in Pratt & Whitney-directed commercial jet engine programs ranged from 14 percent to 48 percent. In addition, Pratt & Whitney has interests in other engine programs, including a 33 percent interest in the International Aero Engines (IAE) collaboration, which sells and supports V2500 engines for the Airbus A320 family of aircraft. At December 31, 2010, portions of Pratt & Whitney’s interests in IAE (equivalent to 4 percent of the overall IAE collaboration) were held by third party participants. Pratt & Whitney also has a 50 percent interest in the Engine Alliance (EA), a joint venture with GE Aviation, which markets and manufactures the GP7000 engine for the Airbus A380 aircraft. At December 31, 2010, 40 percent of Pratt & Whitney’s 50 percent interest in the EA was held by third party participants. Pratt & Whitney continues to pursue additional collaboration partners.

	Factors Contributing to Total % Change Year-Over-Year in:
	2010		2009
	Net Sales	Operating Profits	Net Sales	Operating Profits
Organic sales* / Operational operating profit*	—	(3)%	(9)%	(5)%
Foreign currency (including P&WC net hedging)*	4%	9%	(2)%	(6)%
Restructuring	—	3%	—	(3)%
Other	—	(1)%	—	—
Total % Change	4%	8%	(11)%	(14)%

*	As discussed further in the “Business Overview” and “Results of Operations” sections, for Pratt & Whitney only, the transactional impact of foreign exchange hedging at P&WC has been netted against the translational foreign exchange impact for presentation purposes in the above table. For all other segments, these foreign exchange transactional impacts are included within the organic sales/operational operating profit caption in their respective tables. Due to its significance to Pratt & Whitney’s overall operating results, we believe it is useful to segregate the foreign exchange transactional impact in order to clearly identify the underlying financial performance.

2010 Compared with 2009

Pratt & Whitney’s sales increased $543 million (4%) in 2010, as compared with 2009. Organic sales were essentially flat year-over-year. Growth in the large commercial engine business (4%), driven by higher commercial spares and aftermarket sales volumes, and an increase in the military engine business (1%) on higher engine deliveries, were mostly offset by lower sales at P&WC (2%) due to decreased engine sales volume and a decline at Pratt & Whitney Power Systems (2%) from lower industrial sales volumes. The impact from foreign currency

(4%) reflects the beneficial transactional impact of foreign exchange hedging at P&WC.

Pratt & Whitney’s operating profits increased $152 million (8%) in 2010, as compared with 2009. The operational profit decline (3%) primarily reflects higher year-over-year research and development costs. Lower profits at P&WC (9%) driven by decreased engine sales volumes were offset by higher profit contribution from the large commercial engine business (6%) driven by higher commercial spares and aftermarket sales volumes and an increase in the military engine business (3%).

2009 Compared with 2008

Pratt & Whitney’s sales decreased $1,457 million (11%) in 2009, as compared with 2008. The decrease was primarily attributable to decreased engine shipments and lower aftermarket volume at P&WC (4%), lower commercial spares and aftermarket volume (4%), and the adverse impact of net hedging activity (2%).

Pratt & Whitney’s operating profits decreased $287 million (14%) in 2009, as compared with 2008. The operational decline was primarily driven by lower aftermarket volumes and decreased engine shipments in the large commercial engine business (9%) and at P&WC (5%), partially offset by the favorable impact of lower research and development spending (6%) and the profit contribution from higher military engine volumes (2%).

Hamilton Sundstrand is among the world’s leading suppliers of technologically advanced aerospace and industrial products and aftermarket services for diversified industries worldwide. Hamilton Sundstrand’s aerospace products, such as power generation, management and distribution systems, flight control systems, engine control systems, environmental control systems, fire protection and detection systems, auxiliary power units and propeller systems, serve commercial, military, regional, business and general aviation, as well as military ground vehicle, space and undersea applications. Aftermarket services include spare parts, overhaul and repair, engineering and technical support and fleet maintenance programs. Hamilton Sundstrand sells aerospace products to airframe manufacturers, the U.S. and foreign governments, aircraft operators and independent distributors. Hamilton Sundstrand’s principal industrial products, such as air compressors, metering pumps and fluid handling equipment, serve industries involved with chemical and hydrocarbon processing, oil and gas production, water and wastewater treatment and construction. Hamilton Sundstrand sells these products under the Sullair, Sundyne, Milton Roy and other brand names directly to end users, and through manufacturer representatives and distributors.

Factors Contributing to Total % Change Year-Over-Year in:
	2010		2009
	Net Sales	Operating Profits	Net Sales	Operating Profits
Organic sales / Operational operating profit	1%	8%	(7)%	(11)%
Foreign currency translation	—	(1)%	(1)%	(1)%
Acquisitions and divestitures, net	—	—	(1)%	(1)%
Restructuring	—	6%	—	(7)%
Other	—	(6)%	—	(2)%
Total % Change	1%	7%	(9)%	(22)%

2010 Compared with 2009

Hamilton Sundstrand’s sales increased $48 million (1%) in 2010, as compared with 2009. The organic sales growth reflects higher volumes in the industrial business (2%), partially offset by a decline in the aerospace business (1%). The industrial business increase was led by the compressor business attributable to general increases in infrastructure and industrial spending particularly in the U.S. and Asia. The decline within the aerospace business reflects lower OEM sales volume (2%) partially offset by an increase in the aftermarket business (1%) primarily as a result of higher commercial spares and repair volume.

Hamilton Sundstrand’s operating profits increased $61 million (7%) in 2010, as compared with 2009. The 8% improvement in operational profit reflects an increase in the industrial business (7%), reflecting the benefit from higher volumes and cost reduction initiatives, and an increase within the aerospace business (1%). The 1% improvement within aerospace reflects favorable net operating performance, including the benefit of ongoing cost reduction initiatives, and volume growth from higher margin commercial aftermarket sales partially offset by the impact from adverse mix within OEM sales (net combined 8%). This 8% improvement was mostly offset by higher year-over-year research and development costs (7%). The decrease contributed by “Other” primarily reflects the impact of an asset impairment charge recorded in 2010 related to the expected disposition of an aerospace business and the absence of a gain from the sale of a business in 2009.

2009 Compared with 2008

Hamilton Sundstrand’s sales decreased $567 million (9%) in 2009, as compared with 2008. The organic sales decline reflects lower volumes in both the industrial (4%) and aerospace (3%) businesses. The decrease within aerospace was primarily attributable to aftermarket volume declines.

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

Sikorsky is the world’s largest helicopter company. Sikorsky manufactures military and commercial helicopters and also provides aftermarket helicopter and aircraft parts and services. In December 2007, the U.S. government and Sikorsky signed a five-year multi-service contract for 537 H-60 helicopters to be delivered to the U.S. Army and U.S. Navy, which include the UH-60M, HH-60M, MH-60S and MH-60R. The current contract value for expected deliveries over the five year term is approximately $8.5 billion and includes options for an additional 263 aircraft, spare parts, and kits, with the total contract value potentially reaching $11.6 billion making it the largest contract in UTC and Sikorsky history. Actual production quantities will be determined year-by-year over the life of the program based on funding allocations set by Congress and Pentagon acquisition priorities. The deliveries of the aircraft are scheduled to be made through 2012. Sikorsky is also developing the CH-53K next generation heavy lift helicopter for the U.S. Marine Corps and the CH-148 derivative of the H-92 helicopter, a military variant of the S-92 helicopter, for the Canadian government. The latter is being developed under an approximately $3 billion firm, fixed-price contract that provides for the development, production, and 24-year logistical support of 28 helicopters. This is the largest and most expansive fixed-price development contract in Sikorsky’s history. As previously disclosed, in June 2010 Sikorsky and the Canadian government signed contract amendments that revised the delivery schedule and contract specifications, and established the requirements for the first six interim aircraft deliveries to enable initial operational test and evaluation activities prior to the scheduled delivery of final configuration helicopters starting in June 2012. The amendments also included modifications to the liquidated damages schedule, readjustment of payment schedules, resolution of open disputes and other program enhancements. Delivery of the interim configuration helicopters was scheduled to commence in November 2010, but is now expected to begin in the first quarter of 2011. Sikorsky’s aftermarket business includes spare parts sales, overhaul and repair services, maintenance contracts and logistics support programs for helicopters and other aircraft. Sales are principally made to the U.S. and foreign governments, and commercial helicopter operators. Sikorsky is increasingly engaging in logistics support programs and partnering with its government and commercial customers to manage and provide logistics, maintenance and repair services.

Factors Contributing to Total % Change Year-Over-Year in:
	2010		2009
	Net Sales	Operating Profits	Net Sales	Operating Profits
Organic sales / Operational operating profit	6%	17%	18%	36%
Acquisitions and divestitures, net	—	(1)%	—	—
Restructuring	—	(1)%	—	(1)%
Other	—	3%	—	(8)%
Total % Change	6%	18%	18%	27%

2010 Compared with 2009

Sikorsky’s sales increased $397 million (6%) in 2010, as compared with 2009. The organic sales growth was primarily attributable to higher military aircraft sales (6%), partially offset by the impact of fewer aircraft deliveries from commercial operations (2%) due to continued commercial market weakness. Sales from aftermarket support increased (2%) primarily driven by higher military sales volume and aircraft modernizations.

Sikorsky’s operating profits increased $108 million (18%) in 2010, as compared with 2009. The operational profit improvement was primarily attributable to increased military aircraft sales (15%), partially offset by a decline in commercial operations (2%) due to unfavorable aircraft configuration mix and fewer deliveries as a result of continued commercial market weakness. Improvement in aftermarket support (4%) was driven by higher military sales and aircraft modernizations. Higher year-over-year research and development costs were substantially offset by lower manufacturing costs. The 3% increase contributed by “Other” primarily reflects the absence of prior year costs associated with a union contract ratified in 2009.

2009 Compared with 2008

Sikorsky’s sales increased $941 million (18%) in 2009, as compared with 2008. The organic sales increase was primarily driven by higher volumes of military aircraft deliveries partially offset by a reduction in commercial aircraft sales due to a competitive marketplace.

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

Eliminations and other

Eliminations and other reflects the elimination of sales, other income and operating profit transacted between segments, as well as the operating results of certain smaller businesses such as UTC Power and Clipper. The year-over-year change in the operating profit elimination in 2010, as compared with 2009, is primarily attributable to the previously disclosed impairment charge on our investment in Clipper and higher legal costs, partially offset by the net impact from the absence of certain items in 2009. These prior year items include curtailment charges related to the impact of headcount reductions on our domestic pension plans and to increased inventory reserves and project related reserves recorded at UTC Power.

Liquidity and Financial Condition

(Dollars in millions)	2010	2009
Cash and cash equivalents	$4,083	$4,449
Total debt	10,289	9,744
Net debt (total debt less cash and cash equivalents)	6,206	5,295
Total equity	22,332	20,999
Total capitalization (debt plus equity)	32,621	30,743
Net capitalization (debt plus equity less cash and cash equivalents)	28,538	26,294
Debt to total capitalization	32%	32%
Net debt to net capitalization	22%	20%

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

Although the global financial crisis experienced over the last several years has subsided, the recovery remains fragile and uneven and demand for credit availability remains high. In light of these circumstances, we continue to assess our current business, are closely monitoring the impact on our customers and suppliers, and have determined that overall there has not been a significant effect on our financial position, results of operations or liquidity during 2010. Due to the substantial improvement in equity markets during the course of 2010 and 2009, our domestic pension funds experienced a positive return on assets of approximately 15% and 21%, respectively. The continued recognition of prior pension losses and the impact of a lower discount rate, partially offset by additional funding and the positive returns experienced during 2010, is expected to increase pension expense in 2011 by approximately $150 million as compared to 2010.

Approximately 89% of our domestic pension plans are invested in readily-liquid investments, including equity, fixed income, asset backed receivables and structured products. The balance of our domestic pension plans (11%) is invested in less-liquid but market-valued investments, including real estate and private equity.

As discussed further below, our strong debt ratings and financial position have historically enabled us to issue long-term debt at favorable market rates, including our issuance of $2.25 billion of long-term debt in February 2010. Our ability to obtain debt financing at comparable risk-based interest rates is partly a function of our existing debt-to-total-capitalization level as well as our current credit standing.

At December 31, 2010, we had new committed revolving credit agreements from banks permitting aggregate borrowings of up to $3.0 billion under a $1.6 billion revolving credit agreement and a $1.4 billion multicurrency revolving credit agreement, which expire in November 2014 and December 2014, respectively. These new revolving credit agreements were signed on November 30, 2010 and December 3, 2010, respectively, to replace our former revolving credit agreements which had permitted aggregate borrowings of up to $2.5 billion under a $1.5 billion revolving credit agreement and a $1.0 billion multicurrency revolving credit agreement which were set to expire in October 2011 and November 2011, respectively. As of December 31, 2010 and 2009, there were no borrowings under these revolving credit agreements. The undrawn portions of our revolving credit agreements are also available to serve as backup facilities for the issuance of commercial paper. In December 2010, our maximum commercial paper borrowing authority was increased from $2.5 billion to $3 billion. In addition, at December 31, 2010, approximately $2 billion was available under short-term lines of credit with local banks at our various domestic and international subsidiaries.

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

Given our extensive international operations, most of our cash is denominated in foreign currencies. We manage our worldwide cash requirements by considering available funds among the many subsidiaries through which we conduct our business and the cost effectiveness with which those funds can be accessed. The repatriation of cash balances from certain of our subsidiaries could have adverse tax consequences or be subject to capital controls; however, those balances are generally available without legal restrictions to fund ordinary business operations. As discussed in Note 10, with few exceptions, U.S. income taxes have not been provided on undistributed earnings of international subsidiaries. Our intention is to reinvest these earnings permanently or to repatriate the earnings only when it is tax effective to do so.

As also discussed in Note 10, changes in U.S. tax legislation enacted during 2010 led to management’s decision to repatriate an increased amount of current year high tax dividends to the U.S. in 2010. The favorable tax benefit generated by these dividends was substantially offset by the tax cost related to the repatriation of other current year earnings. As a result, approximately $2.5 billion of foreign subsidiary cash was repatriated to the U.S. during 2010, primarily through receipt of dividends from current year earnings, the tax free return of capital, and intercompany loans. These funds were largely used to repay commercial paper borrowings at yearend.

On occasion, we are required to maintain cash deposits with certain banks with respect to contractual obligations related to acquisitions or divestitures or other legal obligations. As of December 31, 2010 and 2009, the amount of restricted cash was approximately $75 million and $43 million. As of December 31, 2010, all restricted cash was included in current assets. As of December 31, 2009, approximately $41 million of restricted cash was included in current assets and $2 million was included in long-term assets.

We believe our future operating cash flows will be sufficient to meet our future operating cash needs. Further, our ability to obtain debt or equity financing, as well as the availability under committed credit lines, provides additional potential sources of liquidity should they be required.

Cash Flow from Operating Activities

(Dollars in millions)	2010	2009
Net cash flows provided by operating activities	$5,906	$5,353

The increase in cash generated from operating activities in 2010 as compared with 2009, is due to the increase in net income attributable to common shareowners. Higher working capital cash requirements in 2010 were offset by the net combined improvements in other operational accounts reflecting normal operational activity. Although working capital generated a $525 million cash inflow in 2010, it was $540 million lower than the approximately $1.1 billion cash inflow generated during 2009. This decline of $540 million in 2010 was primarily driven by improved sales volumes that resulted in higher working capital requirements. Although working capital levels grew, the rate of growth was restrained due to a strong management focus on base working capital levels.

The funded status of our pension plans is dependent upon many factors, including returns on invested assets and the level of market interest rates. We can contribute cash or company stock to our plans at our discretion, subject to applicable regulations. Total cash contributions to our global defined benefit pension plans during each of 2010 and 2009 were approximately $1.3 billion. We also contributed $250 million in UTC common stock to these plans during 2010. We did not contribute any UTC common stock to these plans during 2009. As of December 31, 2010, the total investment by the defined benefit pension plans in our securities was approximately 3% of total plan assets. Improved investment returns and additional voluntary pension contributions during 2010 have improved the funded status of all plans, helping to minimize future funding requirements. We expect to make contributions of approximately $450 million to our global pension plans in 2011, including approximately $250 million to our domestic plans. Contributions to our defined pension plans in 2011 are expected to meet or exceed the current funding requirements.

Cash Flow from Investing Activities

(Dollars in millions)	2010	2009
Net cash flows used in investing activities	$(3,187)	$(1,104)

The year-over-year increase in the net use of cash flows from investing activities is largely a result of a $2.1 billion increase in our cash investment in businesses in 2010 as compared with 2009. The cash investment in businesses across all of our operations in 2010 was approximately $2.8 billion and primarily reflects the acquisition of the GE Security business for approximately $1.8 billion and the acquisition of Clipper for approximately $350 million. The remainder consisted of a number of small acquisitions in both our aerospace and commercial businesses. Cash investment in businesses across all of our operations in 2009 was $703 million and primarily consisted of a number of small acquisitions in both our aerospace and commercial businesses, including the acquisition of a controlling interest in GST Holdings Limited (GST), a fire alarm system provider in China. The acquisition of these additional shares in GST was partially funded from cash that was previously restricted. We expect total investments in businesses in 2011 to approximate $1.5 billion; however, actual acquisition spending may vary depending upon the timing, availability and appropriate value of acquisition opportunities.

Customer financing activities was a net use of cash of $55 million in 2010, compared to a net use of cash of $91 million for 2009. While we expect that 2011 customer financing activity will be a net use of funds, actual funding is subject to usage under existing customer financing commitments during the year. We may also arrange for third-party investors to assume a portion of our commitments. We had commercial aerospace financing and other contractual commitments of approximately $2.0 billion related to commercial aircraft and certain contractual rights to provide product on new aircraft platforms at December 31, 2010; as much as $384 million of the outstanding commitments may be required to be disbursed during 2011. Refer to Note 4 to the Consolidated Financial Statements for additional discussion of our commercial aerospace industry assets and commitments.

Cash Flow from Financing Activities

(Dollars in millions)	2010	2009
Net cash flows used in financing activities	$(3,153)	$(4,191)

The timing and levels of certain cash flow activities, such as acquisitions and repurchases of our stock, have resulted in the issuance of both long-term and short-term debt. Commercial paper borrowings and revolving credit facilities provide short-term liquidity to supplement operating cash flows and are used for general corporate purposes, including the funding of potential acquisitions and repurchases of our stock. We had no commercial paper outstanding at December 31, 2010 or 2009. During the fourth quarter of 2010, the cash that management decided to repatriate to the U.S., as a result of recent U.S. tax law changes, was largely used to repay commercial paper balances that were outstanding as of September 30, 2010.

In February 2010, we issued $2.25 billion of long-term debt. We used the net proceeds from these issuances primarily to fund a portion of the acquisition of the GE Security business and to repay commercial paper borrowings. In May 2010, we repaid the entire $600 million outstanding principal amount of our 4.375% notes at maturity. In June 2010, we redeemed the entire $500 million outstanding principal amount of our 7.125% notes that would otherwise have been due November 15, 2010 and in September 2010, we redeemed the entire $500 million outstanding principal amount of our 6.350% notes that would otherwise have been due March 1, 2011. In February 2009, we redeemed the entire $500 million outstanding principal amount of our LIBOR+.07% floating rate notes that would otherwise have been due June 1, 2009 at a redemption price in U.S. dollars equal to 100% of the principal amount, plus interest accrued. In June 2009, we repaid the entire $400 million outstanding principal amount of our 6.500% notes due 2009 at maturity. In December 2009, we redeemed the entire $33 million outstanding principal amount of our 7.675% ESOP debt that was due December 10, 2009 at a redemption price in U.S. dollars equal to 100% of the principal amount, plus interest accrued.

Financing cash outflows for 2010 and 2009 included the repurchase of 31.0 million and 19.1 million shares of our common stock for approximately $2.2 billion and $1.1 billion,

respectively, under a 60 million share repurchase program. On March 10, 2010, the Board of Directors authorized a new 60 million common share repurchase program that replaced the previous program, approved in June 2008, which was nearing completion. Approximately 4.9 million of the shares repurchased during 2010 were repurchased under the previous program and approximately 26.1 million under the new program. In addition to management’s view that the repurchase of our common stock is a beneficial investment, we also repurchase to offset the dilutive effect of the issuance of stock and options under the stock-based employee benefit programs. At December 31, 2010, we had remaining authority to repurchase approximately 33.9 million shares under the current program. We expect total share repurchases in 2011 to approximate $2.5 billion; however, total repurchases may vary depending upon various factors including the level of other investing activities.

We paid dividends of $0.425 per share in the first quarter of 2010 totaling $373 million, $0.425 per share in the second quarter of 2010 totaling $371 million, $0.425 per share in the third quarter of 2010 totaling $370 million, and $0.425 per share in the fourth quarter of 2010 totaling $368 million. During 2009, an aggregate $1,356 million of cash dividends were paid to shareowners.

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

Contract costs are incurred over a period of time, which can be several years, and the estimation of these costs requires management’s judgment. The long-term nature of these contracts, the complexity of the products, and the strict safety and performance standards under which they are regulated can affect our ability to estimate costs precisely. As a result, we review and update our cost estimates on significant contracts on a quarterly basis, and no less frequently than annually for all others, or when circumstances change and warrant a modification to a previous estimate. We record adjustments to contract loss provisions in earnings in the period identified.

Income Taxes. The future tax benefit arising from net deductible temporary differences and tax carryforwards was $3.6 billion at December 31, 2010 and $3.8 billion at December 31, 2009. Management believes that our earnings during the periods when the temporary differences become deductible will be sufficient to realize the related future income tax benefits. For those jurisdictions where the expiration date of tax carryforwards or the projected operating results indicate that realization is not likely, a valuation allowance is provided.

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

Goodwill and Intangible Assets. Our investments in businesses in 2010 totaled $2.8 billion, including approximately $39 million of debt assumed. The assets and liabilities of acquired businesses are recorded under the purchase method of accounting at their estimated fair values at the dates of acquisition. Goodwill represents costs in excess of fair values assigned to the underlying net assets of acquired businesses. Intangible assets consist of service portfolios, patents and trademarks, customer relationships and other intangible assets. Included within other intangible assets are commercial aerospace payments made to secure certain contractual rights to provide product on new aircraft platforms. Payments made on these contractual commitments are to be amortized as the related units are delivered.

Goodwill and intangible assets deemed to have indefinite lives are not amortized, but are subject to annual impairment testing. This testing compares carrying values to fair values and, when appropriate, the carrying value of these assets is reduced to fair value. The identification and measurement of goodwill impairment involves the estimation of the fair value of reporting units. The estimates of fair value of reporting units are based on the best information available as of the date of the assessment, which primarily incorporates management assumptions about expected future cash flows, includes market assumptions, and contemplates other valuation techniques. Future cash flows can be affected by changes in industry or market conditions or the rate and extent to which anticipated synergies or cost savings are realized with newly acquired entities. We completed our assessment of goodwill as of July 1, 2010 and determined that no impairment existed at that date. Although no significant goodwill impairment has been recorded to date, there can be no assurances that future goodwill impairments will not occur. However, a 10% decrease in the estimated fair value of any of our reporting units at the date of our 2010 assessment would not have resulted in a goodwill impairment charge. See Note 2 to the Consolidated Financial Statements for further discussion.

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

Contracting with the U.S. Government. Our contracts with the U.S. government are subject to government oversight and audit. Like many defense contractors, we have received audit reports, which recommend that certain contract prices should be reduced to comply with various government regulations. Some of these audit reports have involved substantial amounts. We have made voluntary refunds in those cases we believe appropriate, have settled some allegations and continue to litigate certain cases. In addition, we accrue for liabilities associated with those government contracting matters that are probable and can be reasonably estimated. The inherent uncertainty related to the outcome of these matters can result in amounts materially different from any provisions made with respect to their resolution. See Note 17 to the Consolidated Financial Statements for further discussion. We recorded sales to the U.S. government of $9.9 billion, $9.3 billion, and $8.0 billion in 2010, 2009, and 2008, respectively.

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

In the following table, we show the sensitivity of our pension and other postretirement benefit plan liabilities and net annual periodic cost to a 25 basis point change in the discount rate as of December 31, 2010.

(Dollars in millions)	Increase in Discount Rate of 25 bps	Decrease in Discount Rate of 25 bps
Pension plans
Projected benefit obligation	$(691)	$715
Net periodic pension cost	(62)	64

Other postretirement benefit plans
Accumulated postretirement benefit obligation	(13)	13
Net periodic postretirement benefit cost	—	—

Pension expense is also sensitive to changes in the expected long-term rate of asset return. An increase or decrease of 25 basis points in the expected long-term rate of asset return would have decreased or increased 2010 pension expense by approximately $52 million.

The weighted-average discount rate used to measure pension liabilities and costs is set by reference to UTC specific analysis using each plan’s specific cash flows and is then compared to high-quality bond indices for reasonableness. Global market interest rates have decreased in 2010 as compared with 2009 and, as a result, the weighted-average discount rate used to measure pension liabilities decreased from 5.9% in 2009 to 5.4% in 2010. In December 2009, we amended the salaried retirement plans (qualified and non-qualified) to change the retirement formula effective January 1, 2015. At that time, final average earnings (FAE) and credited service will stop under the formula applicable for hires before July 1, 2002.

Employees hired after 2009 are not eligible for any defined benefit pension plan and will instead receive an enhanced benefit under the UTC Savings Plan. The continued recognition of prior pension losses and the impact of a lower discount rate, as partially offset by positive returns experienced during 2010 and additional funding during 2010, will increase pension costs in 2011, as compared to 2010, by approximately $150 million. See Note 11 to the Consolidated Financial Statements for further discussion.

Inventory Valuation Reserves. Inventory valuation reserves are established in order to report inventories at the lower of cost or market value on our Consolidated Balance Sheet. The determination of inventory valuation reserves requires management to make estimates and judgments on the future salability of inventories. Valuation reserves for excess, obsolete, and slow-moving inventory are estimated by comparing the inventory levels of individual parts to both future sales forecasts or production requirements and historical usage rates in order to identify inventory where the resale value or replacement value is less than inventoriable cost. Other factors that management considers in determining the adequacy of these reserves include whether individual inventory parts meet current specifications and cannot be substituted for a part currently being sold or used as a service part, overall market conditions, and other inventory management initiatives.

As of December 31, 2010 and 2009, we had $799 million and $683 million, respectively, of inventory valuation reserves recorded. Although management believes these reserves are adequate, any abrupt changes in market conditions may require us to record additional inventory valuation reserves.

Off-Balance Sheet Arrangements and Contractual Obligations

We extend a variety of financial guarantees to third parties in support of unconsolidated affiliates and for potential financing requirements of commercial aerospace customers. We also have obligations arising from sales of certain businesses and assets, including indemnities for representations and warranties and environmental, health and safety, tax and employment matters. Circumstances that could cause the contingent obligations and liabilities arising from these arrangements to come to fruition include changes in an underlying transaction (e.g., hazardous waste discoveries, etc.), nonperformance under a contract, customer requests for financing, or deterioration in the financial condition of the guaranteed party.

A summary of our consolidated contractual obligations and commitments as of December 31, 2010 is as follows:

		Payments Due by Period
(Dollars in millions)	Total	2011	2012-2013	2014-2015	Thereafter
Long-term debt – principal	$10,173	$163	$547	$1,245	$8,218
Long-term debt – future interest	8,738	584	1,129	1,076	5,949
Operating leases	1,805	500	670	279	356
Purchase obligations	13,161	7,314	3,400	1,094	1,353
Other long-term liabilities	4,025	1,146	1,180	1,026	673
Total contractual obligations	$37,902	$9,707	$6,926	$4,720	$16,549

Purchase obligations include amounts committed under legally enforceable contracts or purchase orders for goods and services with defined terms as to price, quantity, delivery and termination liability. Approximately 27% of the purchase obligations disclosed above represent purchase orders for products to be delivered under firm contracts with the U.S. government for which we have full recourse under customary contract termination clauses.

Other long-term liabilities primarily include those amounts on our December 31, 2010 balance sheet representing obligations under product service and warranty policies, performance and operating cost guarantees, estimated environmental remediation costs and expected contributions under employee benefit programs. The timing of expected cash flows associated with these obligations is based upon management’s estimates over the terms of these agreements and is largely based upon historical experience.

The above table does not reflect unrecognized tax benefits of $891 million, the timing of which is uncertain, except for approximately $60 million that may become payable during 2011. Refer to Note 10 to the Consolidated Financial Statements for additional discussion on unrecognized tax benefits.

Commercial Commitments

		Amount of Commitment Expiration per Period
(Dollars in millions)	Committed	2011	2012-2013	2014-2015	Thereafter
Commercial aerospace financing and other contractual commitments	$2,032	$384	$524	$377	$747
IAE financing arrangements*	992	224	391	284	93
Unconsolidated subsidiary debt guarantees	225	105	42	—	78
Commercial aerospace financing arrangements	336	22	50	9	255
Commercial customer financing arrangements	191	191	—	—	—
Performance guarantees	40	40	—	—	—
Total commercial commitments	$3,816	$966	$1,007	$670	$1,173

*	Represents IAE’s gross obligation; our proportionate share of IAE’s obligations are 33%.

Refer to Notes 4, 15, and 17 to the Consolidated Financial Statements for additional discussion on contractual and commercial commitments.

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

We have evaluated our exposure to changes in foreign currency exchange rates, interest rates and commodity prices in our market risk sensitive instruments, which are primarily cash, debt and derivative instruments, using a value at risk analysis. Based on a 95% confidence level and a one-day holding period, at December 31, 2010, the potential loss in fair value on our market risk sensitive instruments was not material in relation to our financial position, results of operations or cash flows. Our calculated value at risk exposure represents an estimate of reasonably possible net losses based on volatilities and correlations and is not necessarily indicative of actual results.

Refer to Notes 1, 8 and 13 to the Consolidated Financial Statements for additional discussion of foreign currency exchange, interest rates and financial instruments.

Foreign Currency Exposures. We have a large volume of foreign currency exposures that result from our international sales, purchases, investments, borrowings and other international transactions. International segment sales, including U.S. export sales, averaged approximately $34 billion over the last three years. We actively manage foreign currency exposures that are associated with committed foreign currency purchases and sales and other assets and liabilities created in the normal course of business at the operating unit level. More than insignificant exposures that cannot be naturally offset within an operating unit are hedged with foreign currency derivatives. We also have a significant amount of foreign currency net asset exposures. Currently, we do not hold any derivative contracts that hedge our foreign currency net asset exposures but may consider such strategies in the future.

Within aerospace, our sales are typically denominated in U.S. dollars under accepted industry convention. However, for our non-U.S. based entities, such as P&WC, a substantial portion of their costs are incurred in local currencies. Consequently, there is a foreign currency exchange impact and risk to operational results as U.S. dollars must be converted to local currencies such as the Canadian dollar in order to meet local currency cost obligations. In order to minimize the exposure that exists from changes in the exchange rate of the U.S. dollar against these other currencies, we hedge a certain portion of sales to secure the rates at which U.S. dollars will be converted. The majority of this hedging activity occurs at P&WC. At P&WC, firm and forecasted sales for both engines and spare parts are hedged at varying amounts up to 32 months on the U.S. dollar sales exposure as represented by the excess of U.S. dollar sales over U.S. dollar denominated purchases. Hedging gains and losses resulting from movements in foreign currency exchange rates are partially offset by the foreign currency translation impacts that are generated on the translation of local currency operating results into U.S. dollars for reporting purposes. While the objective of the hedging program is to minimize the foreign currency exchange impact on operating results, there are typically variances between the hedging gains or losses and the translational impact due to the length of hedging contracts, changes in the sales profile, volatility in the exchange rates and other such operational considerations.

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

Commodity Price Exposures. We are exposed to volatility in the prices of raw materials used in some of our products and from time to time we may use forward contracts in limited circumstances to manage some of those exposures. In the future, if hedges are used, gains and losses may affect earnings. There were no significant outstanding commodity hedges as of December 31, 2010.

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

We have identified 596 locations, mostly in the United States, at which we may have some liability for remediating contamination. We have resolved our liability at 242 of these locations. We do not believe that any individual location’s exposure will have a material effect on our results of operations. Sites in the investigation, remediation or operation and maintenance stage represent approximately 90% of our accrued environmental remediation reserve.

We have been identified as a potentially responsible party under the Comprehensive Environmental Response Compensation and Liability Act (CERCLA or Superfund) at 106 sites. The number of Superfund sites, in and of itself, does not represent a relevant measure of liability because the nature and extent of environmental concerns vary from site to site and our share of responsibility varies from sole responsibility to very little responsibility. In estimating our liability for remediation, we consider our likely proportionate share of the anticipated remediation expense and the ability of other potentially responsible parties to fulfill their obligations.

At December 31, 2010 and 2009, we had $605 million and $539 million reserved for environmental remediation, respectively. Cash outflows for environmental remediation were $44 million in 2010, $49 million in 2009 and $46 million in 2008. We estimate that ongoing environmental remediation expenditures in each of the next two years will not exceed approximately $66 million.

Government Matters

As described in “Critical Accounting Estimates – Contracting with the U.S. government,” our contracts with the U.S. government are subject to audits. Such audits may recommend that certain contract prices should be reduced to comply with various government regulations. We are also the subject of one or more investigations and legal proceedings initiated by the U.S. government with respect to government contract matters.

As previously disclosed, the Department of Justice (DOJ) sued us in 1999 in the U.S. District Court for the Southern District of Ohio, claiming that Pratt & Whitney violated the civil False Claims Act and common law. This lawsuit relates to the “Fighter Engine Competition” between Pratt & Whitney’s F100 engine and General Electric’s F110 engine. The DOJ alleges that the government overpaid for F100 engines under contracts awarded by the U.S. Air Force in fiscal years 1985 through 1990 because Pratt & Whitney inflated its estimated costs for some purchased parts and withheld data that would have revealed the overstatements. At trial of this matter, completed in December 2004, the government claimed Pratt & Whitney’s liability to be $624 million. On August 1, 2008, the trial court judge held that the Air Force had not suffered any actual damages because Pratt & Whitney had made significant price concessions. However, the trial court judge found that Pratt & Whitney violated the False Claims Act due to inaccurate statements contained in its 1983 offer. In the absence of actual damages, the trial court judge awarded the DOJ the maximum civil penalty of $7.09 million, or $10,000 for each of the 709 invoices Pratt & Whitney submitted in 1989 and later under the contracts. In September 2008, both the DOJ and UTC appealed the decision to the Sixth Circuit Court of Appeals. In November 2010, the Sixth Circuit affirmed Pratt & Whitney’s liability under the False Claims Act and remanded the case to the U.S. District Court for further proceedings on the question of damages. Should the government ultimately prevail, the outcome of this matter could result in a material adverse effect on our results of operations in the period in which a liability would be recognized or cash flows for the period in which damages would be paid.

As previously disclosed, in December 2008, the Department of Defense (DOD) issued a contract claim against Sikorsky to recover overpayments the DOD alleges it has incurred since January 2003 in connection with cost accounting changes approved by the DOD and implemented by Sikorsky in 1999 and 2006. These changes relate to the calculation of material overhead rates in government contracts. The DOD claims that Sikorsky’s liability is approximately $88 million (including interest through December 2010). We believe this claim is without merit, and Sikorsky filed an appeal in December 2009 with the U.S. Court of Federal Claims, which is pending.

Other Matters

As previously disclosed, on August 27, 2010, Rolls-Royce plc (Rolls-Royce) sued Pratt & Whitney in the U.S. District Court for the Eastern District of Virginia, alleging that fan blades on certain engines manufactured by Pratt & Whitney infringe a U.S. patent held by Rolls-Royce. Rolls-Royce seeks damages in an unspecified amount plus interest, an injunction, a finding of willful infringement, and attorneys’ fees. We intend to vigorously defend the case and believe that Rolls-Royce’s patent is invalid and that Pratt & Whitney’s products do not infringe it. Trial in the matter could take place as early as March 2011. Should the plaintiff ultimately prevail, the outcome of this matter could result in a material adverse effect on our results of operations in the period in which a liability would be recognized or cash flows for the period in which damages would be paid. On November 5, 2010, Pratt & Whitney amended its previously-disclosed complaint against Rolls-Royce in the U.S. District Court for the District of Connecticut, adding Rolls-Royce Group plc (Rolls-Royce Group), the parent of Rolls-Royce, as a party, omitting previously asserted claims, and alleging that certain turbomachinery blades, engines and components manufactured by Rolls-Royce infringe a U.S. patent held by Pratt & Whitney. Pratt & Whitney seeks an injunction, damages, interest, attorney’s fees and other relief. On November 5, 2010, Pratt & Whitney also filed complaints against Rolls-Royce in the High Court of Justice, Chancery Division, Patent Court (HCJ) in the United Kingdom (UK) and with the U.S. International Trade Commission (ITC). The HCJ action alleges similar infringement claims against Rolls-Royce based upon a UK patent held by Pratt & Whitney and seeks damages plus interest and all other relief to which Pratt & Whitney is entitled, including attorney’s fees, expenses, and a permanent order preventing further infringements. The ITC complaint seeks a permanent exclusion order barring the importation into the U.S. of infringing turbomachinery blades, engines and engine components manufactured by Rolls-Royce and Rolls-Royce Group, and requests a permanent cease-and-desist order against Rolls-Royce and Rolls-Royce Group preventing further importing, marketing, advertising, demonstrating, testing, distributing, licensing, offering for sale, or use of such infringing turbomachinery blades, engines and engine components.

Except as otherwise noted, we do not believe that resolution of any of the above matters will have a material adverse effect upon our competitive position, results of operations, cash flows or financial condition.

Additional discussion of our environmental, U.S. government contract matters, product performance and other contingent liabilities is included in “Critical Accounting Estimates” and Notes 1, 15 and 17 to the Consolidated

Financial Statements. For additional discussion of our legal proceedings, see Item 3, “Legal Proceedings,” in our Annual Report on Form 10-K for 2010 (2010 Form 10-K).

New Accounting Pronouncements

In October 2009, the FASB issued ASU No. 2009-13, “Multiple-Deliverable Revenue Arrangements.” This ASU establishes the accounting and reporting guidance for arrangements including multiple revenue-generating activities. This ASU provides amendments to the criteria for separating deliverables, measuring and allocating arrangement consideration to one or more units of accounting in addition to establishing a selling price hierarchy in determining the selling price of a deliverable. Significantly enhanced disclosures are required to provide information about a vendor’s multiple-deliverable revenue arrangements, including information about the nature and terms, significant deliverables, and its performance within arrangements. Additional disclosures are also required of the significant judgments made, changes to those judgments, and how the application of the relative selling-price method affects the timing or amount of revenue recognition. The amendments in this ASU are effective prospectively for revenue arrangements entered into or materially modified in the fiscal years beginning on or after June 15, 2010. Early application is permitted. We have evaluated this new ASU and have determined that it will not have a significant impact on the determination or reporting of our financial results.

In October 2009, the FASB issued ASU No. 2009-14, “Certain Revenue Arrangements That Include Software Elements.” This ASU changes the accounting model for revenue arrangements that include both tangible products and software elements that are “essential to the functionality,” and scopes these products out of current software revenue guidance. The new guidance includes factors to help companies determine what software elements are considered “essential to the functionality.” The amendments will subject software-enabled products to other revenue guidance and disclosure requirements, such as guidance surrounding revenue arrangements with multiple-deliverables. The amendments in this ASU are effective prospectively for revenue arrangements entered into or materially modified in the fiscal years beginning on or after June 15, 2010. Early application is permitted. We have evaluated this new ASU and have determined that it will not have a significant impact on the determination or reporting of our financial results.

In April 2010, the FASB issued ASU No. 2010-17, “Milestone Method of Revenue Recognition.” This ASU allows entities to make a policy election to use the milestone method of revenue recognition and provides guidance on defining a milestone and the criteria that should be met for applying the milestone method. The scope of this ASU is limited to the transactions involving milestones relating to research and development deliverables. The guidance includes enhanced disclosure requirements about each arrangement, individual milestones and related contingent consideration, substantive milestones and factors considered in that determination. The amendments in this ASU are effective prospectively to milestones achieved in fiscal years, and interim periods within those years, beginning after June 15, 2010. Early application and retrospective application are permitted. We have evaluated this new ASU and have determined that it will not have a significant impact on the determination or reporting of our financial results.

Cautionary Note Concerning Factors That May Affect Future Results

This 2010 Annual Report to Shareowners (2010 Annual Report) contains statements which, to the extent they are not statements of historical or present fact, constitute “forward-looking statements” under the securities laws. From time to time, oral or written forward-looking statements may also be included in other materials released to the public. These forward-looking statements are intended to provide management’s current expectations or plans for our future operating and financial performance, based on assumptions currently believed to be valid. Forward-looking statements can be identified by the use of words such as “believe,” “expect,” “plans,” “strategy,” “prospects,” “estimate,” “project,” “target,” “anticipate,” “will,” “should,” “see,” “guidance” and other words of similar meaning in connection with a discussion of future operating or financial performance. These include, among others, statements relating to:

•	future sales, earnings, cash flow, results of operations, uses of cash and other measures of financial performance;

•

the effect of economic conditions in the markets in which we operate and in the United States and globally and any changes therein, including financial market conditions, fluctuation in commodity prices, interest rates and foreign currency exchange rates, levels of end market demand in construction and in both the commercial and defense segments of the aerospace industry, levels of air travel, financial difficulties (including bankruptcy) of commercial airlines, the impact of weather conditions and the financial condition of our customers and suppliers;

•	delays and disruption in delivery of materials and services from suppliers;

•	new business opportunities;

•	cost reduction efforts and restructuring costs and savings and other consequences thereof;

•	the scope, nature or impact of acquisition and divestiture activity including integration of acquired businesses into our existing businesses;

•	the development, production, delivery, support, performance and anticipated benefits of advanced technologies and new products and services;

•	the anticipated benefits of diversification and balance of operations across product lines, regions and industries;

•	the impact of the negotiation of collective bargaining agreements and labor disputes;

•	the outcome of legal proceedings and other contingencies;

•	future repurchases of our common stock;

•	future levels of indebtedness and capital and research and development spending;

•	future availability of credit;

•	pension plan assumptions and future contributions; and

•	the effect of changes in tax, environmental and other laws and regulations in the United States and other countries in which we operate.

All forward-looking statements involve risks and uncertainties that may cause actual results to differ materially from those expressed or implied in the forward-looking statements. Our Annual Report on Form 10-K for 2010 includes important information as to factors that may cause actual results to vary materially from those stated in the forward-looking statements. See the “Notes to Consolidated Financial Statements” under the heading “Contingent Liabilities,” the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” under the headings “Business Overview,” “Critical Accounting Estimates,” “Results of Operations,” and “Liquidity and Financial Condition,” and the section titled “Risk Factors.” Our Annual Report on Form 10-K for 2010 also includes important information as to these risk factors in the “Business” section under the headings “General,” “Description of Business by Segment” and “Other Matters Relating to Our Business as a Whole,” and in the “Legal Proceedings” section. Additional important information as to these factors is included in this 2010 Annual Report in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” under the headings “Environmental Matters” and “Restructuring and Other Costs.” For additional information identifying factors that may cause actual results to vary materially from those stated in the forward-looking statements, see our reports on Forms 10-K, 10-Q and 8-K filed with the SEC from time to time.

Management’s Report on Internal Control over Financial Reporting

The management of UTC is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with accounting principles generally accepted in the United States of America. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Management has assessed the effectiveness of UTC’s internal control over financial reporting as of December 31, 2010. In making its assessment, management has utilized the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control – Integrated Framework. Management concluded that based on its assessment, UTC’s internal control over financial reporting was effective as of December 31, 2010. The effectiveness of UTC’s internal control over financial reporting, as of December 31, 2010, has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which is included herein.

/s/ Louis R. Chênevert
Louis R. Chênevert
Chairman & Chief Executive Officer

/s/ Gregory J. Hayes
Gregory J. Hayes
Senior Vice President and Chief Financial Officer

/s/ Peter F. Longo
Peter F. Longo
Vice President, Controller

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareowners of United Technologies Corporation:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of cash flows and of changes in equity present fairly, in all material respects, the financial position of United Technologies Corporation and its subsidiaries at December 31, 2010 and December 31, 2009, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Corporation’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express opinions on these financial statements and on the Corporation’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As discussed in the Notes to the consolidated financial statements, the Corporation changed the manner in which it accounts for business combinations and noncontrolling interests in 2009.

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

/s/ PricewaterhouseCoopers LLP

Hartford, Connecticut
February 10, 2011

CONSOLIDATED STATEMENT OF OPERATIONS

(Dollars in millions, except per share amounts; shares in millions)	2010	2009	2008
Net Sales:
Product sales	$38,641	$37,332	$43,234
Service sales	15,685	15,093	15,885
	54,326	52,425	59,119
Costs, Expenses and Other:
Cost of products sold	28,956	28,905	32,833
Cost of services sold	10,458	9,956	10,804
Research and development	1,746	1,558	1,771
Selling, general and administrative	6,024	6,036	6,724
Other income, net	(44)	(407)	(522)
Operating profit	7,186	6,377	7,509
Interest expense, net	648	617	573
Income before income taxes	6,538	5,760	6,936
Income tax expense	1,827	1,581	1,883
Net income	4,711	4,179	5,053
Less: Noncontrolling interest in subsidiaries’ earnings	338	350	364
Net income attributable to common shareowners	$4,373	$3,829	$4,689
Earnings Per Share of Common Stock:
Basic	$4.82	$4.17	$5.00
Diluted	$4.74	$4.12	$4.90
Dividends Per Share of Common Stock	$1.70	$1.54	$1.35
Weighted average number of shares outstanding:
Basic shares	907.9	917.4	937.8
Diluted shares	922.7	928.8	956.4

See accompanying Notes to Consolidated Financial Statements

CONSOLIDATED BALANCE SHEET

(Dollars in millions, except per share amounts; shares in thousands)	2010	2009
Assets
Cash and cash equivalents	$4,083	$4,449
Accounts receivable (net of allowance for doubtful accounts of $402 and $390)	8,925	8,469
Inventories and contracts in progress, net	7,766	7,509
Future income tax benefits, current	1,623	1,689
Other assets, current	1,113	1,078
Total Current Assets	23,510	23,194
Customer financing assets	1,118	1,047
Future income tax benefits	1,970	2,102
Fixed assets, net	6,280	6,364
Goodwill	17,721	16,298
Intangible assets, net	4,060	3,538
Other assets	3,834	3,219
Total Assets	$58,493	$55,762

Liabilities and Equity
Short-term borrowings	$116	$254
Accounts payable	5,206	4,634
Accrued liabilities	12,247	11,792
Long-term debt currently due	163	1,233
Total Current Liabilities	17,732	17,913
Long-term debt	10,010	8,257
Future pension and postretirement benefit obligations	3,592	4,150
Other long-term liabilities	4,510	4,054
Total Liabilities	35,844	34,374
Commitments and contingent liabilities (Notes 4 and 17)
Redeemable noncontrolling interest	317	389
Shareowners’ Equity:
Capital Stock:
Preferred Stock, $1 par value; 250,000 shares authorized; None issued or outstanding	—	—
Common Stock, $1 par value; 4,000,000 shares authorized; 1,393,297 and 1,381,700 shares issued	12,597	11,746
Treasury Stock – 472,028 and 444,958 common shares at cost	(17,468)	(15,408)
Retained earnings	30,191	27,396
Unearned ESOP shares	(166)	(181)
Accumulated other comprehensive income (loss):
Foreign currency translation	366	379
Other	(4,135)	(3,866)
Total Accumulated other comprehensive loss	(3,769)	(3,487)
Total Shareowners’ Equity	21,385	20,066
Noncontrolling interest	947	933
Total Equity	22,332	20,999
Total Liabilities and Equity	$58,493	$55,762

See accompanying Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENT OF CASH FLOWS

(Dollars in millions)	2010	2009	2008
Operating Activities:
Net income attributable to common shareowners	$4,373	$3,829	$4,689
Noncontrolling interest in subsidiaries’ earnings	338	350	364
Net income	4,711	4,179	5,053
Adjustments to reconcile net income to net cash flows provided by operating activities:
Depreciation and amortization	1,356	1,258	1,321
Deferred income tax provision	413	451	45
Stock compensation cost	154	153	211
Change in:
Accounts receivable	(319)	955	(546)
Inventories and contracts in progress	(244)	695	(562)
Other current assets	(17)	(3)	35
Accounts payable and accrued liabilities	1,105	(582)	843
Global pension contributions	(1,299)	(1,270)	(193)
Other operating activities, net	46	(483)	(46)
Net cash flows provided by operating activities	5,906	5,353	6,161
Investing Activities:
Capital expenditures	(865)	(826)	(1,216)
Increase in customer financing assets	(217)	(171)	(285)
Decrease in customer financing assets	162	80	138
Investments in businesses	(2,758)	(703)	(1,252)
Dispositions of businesses	208	158	337
Other investing activities, net	283	358	(58)
Net cash flows used in investing activities	(3,187)	(1,104)	(2,336)
Financing Activities:
Issuance of long-term debt	2,362	37	2,248
Repayment of long-term debt	(1,751)	(1,012)	(48)
(Decrease) increase in short-term borrowings, net	(141)	(762)	91
Common Stock issued under employee stock plans	386	342	163
Dividends paid on Common Stock	(1,482)	(1,356)	(1,210)
Repurchase of Common Stock	(2,200)	(1,100)	(3,160)
Other financing activities, net	(327)	(340)	(322)
Net cash flows used in financing activities	(3,153)	(4,191)	(2,238)
Effect of foreign exchange rate changes on cash and cash equivalents	68	64	(164)
Net (decrease) increase in cash and cash equivalents	(366)	122	1,423
Cash and cash equivalents, beginning of year	4,449	4,327	2,904
Cash and cash equivalents, end of year	$4,083	$4,449	$4,327
Supplemental Disclosure of Cash Flow Information:
Interest paid, net of amounts capitalized	$753	$704	$659
Income taxes paid, net of refunds	$1,222	$1,396	$1,912
Non-cash investing and financing activities include:
Contributions of UTC Common Stock to domestic defined benefit pension plans of $250 in 2010 and 2008, respectively.

See accompanying Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(Dollars in millions)	Comprehensive Income (Loss)	Common Stock
Balance at December 31, 2007		$10,572
Comprehensive income (loss):
Net income	$5,053
Redeemable noncontrolling interest in subsidiaries’ earnings
Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments	(1,951)
Change in pension and post-retirement benefit plans, net of tax benefit of $2,512	(4,153)
Unrealized loss on available-for-sale securities, net of tax benefit of $41	(59)
Change in unrealized cash flow hedging, net of tax benefit of $127	(310)
Total other comprehensive loss, net of tax	(6,473)
Comprehensive loss	$(1,420)
Common Stock issued under employee plans (5.7 million shares), net of tax benefit of $32		525
Common Stock contributed to defined benefit pension plans (5.0 million shares)		82
Common Stock repurchased (50.4 million shares)
Dividends on Common Stock
Dividends on ESOP Common Stock
Dividends attributable to noncontrolling interest
Redeemable noncontrolling interest accretion
Other changes in noncontrolling interest
Balance at December 31, 2008		$11,179
Comprehensive income (loss):
Net income	$4,179
Redeemable noncontrolling interest in subsidiaries’ earnings
Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments	1,023
Change in pension and post-retirement benefit plans, net of income taxes of $569	1,073
Unrealized gain on available-for-sale securities, net of income taxes of $66	99
Change in unrealized cash flow hedging, net of income taxes of $106	255
Total other comprehensive income, net of tax	2,450
Comprehensive income	$6,629
Common Stock issued under employee plans (11.9 million shares), net of tax benefit of $50		634
Common Stock repurchased (19.1 million shares)
Dividends on Common Stock
Dividends on ESOP Common Stock
Dividends attributable to noncontrolling interest
Redeemable noncontrolling interest accretion
Purchase of subsidiary shares from noncontrolling interest		(67)
Acquired noncontrolling interest
Other changes in noncontrolling interest
Balance at December 31, 2009		$11,746
Comprehensive income (loss):
Net income	$4,711
Redeemable noncontrolling interest in subsidiaries’ earnings
Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments	(18)
Change in pension and post-retirement benefit plans, net of tax benefit of $224	(336)
Unrealized gain on available-for-sale securities, net of income taxes of $61	96
Change in unrealized cash flow hedging, net of tax benefit of $18	(29)
Total other comprehensive loss, net of tax	(287)
Comprehensive income	$4,424
Common Stock issued under employee plans (11.8 million shares), net of tax benefit of $94		746
Common Stock contributed to defined benefit pension plans (3.8 million shares)		117
Common Stock repurchased (31.0 million shares)
Dividends on Common Stock
Dividends on ESOP Common Stock
Dividends attributable to noncontrolling interest
Redeemable noncontrolling interest accretion
Purchase of subsidiary shares from noncontrolling interest		(12)
Sale of subsidiary shares in noncontrolling interest
Other changes in noncontrolling interest
Balance at December 31, 2010		$12,597

See accompanying Notes to Consolidated Financial Statements

Shareowners’ Equity
Treasury Stock	Retained Earnings	Unearned ESOP Shares	Accumulated Other Comprehensive Income (Loss)	Noncontrolling Interest	Total Equity	Redeemable Noncontrolling Interest
$(11,338)	$21,631	$(214)	$578	$835	$22,064	$203

	4,689			364	5,053
				(19)	(19)	19

			(1,990)	1	(1,989)	38
			(4,153)		(4,153)
			(59)		(59)
			(310)		(310)

14	(19)	14			534
168					250
(3,160)					(3,160)
	(1,210)				(1,210)
	(52)				(52)
				(305)	(305)	(20)
	(5)				(5)	5
				42	42
$(14,316)	$25,034	$(200)	$(5,934)	$918	$16,681	$245

	3,829			350	4,179
				(17)	(17)	17

			1,020	8	1,028	(5)
			1,073		1,073
			99		99
			255		255

8	(43)	19			618
(1,100)					(1,100)
	(1,356)				(1,356)
	(59)				(59)
				(329)	(329)	(17)
	(9)				(9)	9
				(25)	(92)	(3)
				36	36	143
				(8)	(8)
$(15,408)	$27,396	$(181)	$(3,487)	$933	$20,999	$389

	4,373			338	4,711
				(24)	(24)	24
0
			(13)	—	(13)	(5)
			(336)		(336)
			96		96
			(29)		(29)

7	(43)	15			725
133					250
(2,200)					(2,200)
	(1,482)				(1,482)
	(62)				(62)
				(338)	(338)	(19)
	9				9	(9)
				(12)	(24)	(65)
				38	38
				12	12	2
$(17,468)	$30,191	$(166)	$(3,769)	$947	$22,332	$317

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1: Summary of Accounting Principles

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could differ from those estimates. Certain reclassifications have been made to the prior year amounts to conform to the current year presentation. We previously reported “Other income, net,” which included “Interest income,” as a component of “Revenues.” “Other income, net,” excluding “Interest income,” is now reflected as a component of “Costs, Expenses and Other,” while “Interest income” is now netted with “Interest expense” for financial statement presentation.

Consolidation. The Consolidated Financial Statements include the accounts of United Technologies Corporation (UTC) and its controlled subsidiaries. Intercompany transactions have been eliminated.

Cash and Cash Equivalents. Cash and cash equivalents includes cash on hand, demand deposits and short-term cash investments that are highly liquid in nature and have original maturities of three months or less.

On occasion, we are required to maintain cash deposits with certain banks with respect to contractual obligations related to acquisitions or divestitures or other legal obligations. As of December 31, 2010 and 2009, the amount of restricted cash was approximately $75 million and $43 million. As of December 31, 2010, all restricted cash is included in current assets, while as of December 31, 2009, approximately $41 million is included in current assets and $2 million is included in long-term assets.

Accounts Receivable. Current and long-term accounts receivable include retainage of $165 million and $156 million and unbilled receivables of $862 million and $902 million as of December 31, 2010 and 2009, respectively.

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

Inventories and Contracts In Progress. Inventories and contracts in progress are stated at the lower of cost or estimated realizable value and are primarily based on first-in, first-out (FIFO) or average cost methods; however, certain Carrier entities use the last-in, first-out (LIFO) method. If inventories that were valued using the LIFO method had been valued under the FIFO method, they would have been higher by $137 million and $147 million at December 31, 2010 and 2009, respectively.

Costs accumulated against specific contracts or orders are at actual cost. Inventory in excess of requirements for contracts and current or anticipated orders have been reserved as appropriate. Manufacturing costs are allocated to current production and firm contracts.

Fixed Assets. Fixed assets are stated at cost. Depreciation is recorded over the fixed assets’ useful lives using the straight-line method.

Goodwill and Intangible Assets. Goodwill represents costs in excess of fair values assigned to the underlying net assets of acquired businesses. Goodwill and intangible assets deemed to have indefinite lives are not amortized. Goodwill and indefinite-lived intangible assets are subject to annual impairment testing using the guidance and criteria described in the Intangibles – Goodwill and Other Topic of the FASB ASC. This testing compares carrying values to fair values and, when appropriate, the carrying value of these assets is reduced to fair value. During 2010, 2009, and 2008, we were not required to record any impairment on goodwill or indefinite-lived intangibles.

Intangible assets consist of service portfolios, patents and trademarks, customer relationships and other intangible assets. Useful lives of finite lived intangible assets are estimated based upon the nature of the intangible asset and the industry in which the intangible asset is used. Estimated useful lives of service portfolios generally range from 5 to 30 years. Estimated useful lives of patents and finite-lived trademarks range from 3 to 40 years. Estimated useful lives of customer relationships and other assets range from 2 to 32 years. These intangible assets are amortized based on the pattern in which the economic benefits of the intangible assets are consumed. If a pattern of economic benefit cannot be reliably determined, a straight-line amortization method is used. Included within other intangible assets are commercial aerospace payments made to secure certain contractual rights to provide product on new aircraft platforms. Payments made on these contractual commitments are to be amortized as the related units are delivered.

Other Long-lived Assets. We evaluate the potential impairment of other long-lived assets when appropriate. If the carrying value of other long-lived assets exceeds the sum of the undiscounted expected future cash flows, the carrying value is written down to fair value. During the year ended December 31, 2010, we had certain non-recurring measurements resulting in impairment charges of $245 million. See Note 13 to the Consolidated Financial Statements for additional information.

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

Revenue Recognition. Sales under government and commercial fixed-price contracts and government fixed-price-incentive contracts are recorded at the time deliveries are made or, in some cases, on a percentage-of-completion basis. Sales under cost-reimbursement contracts are recorded as work is performed. Sales for elevators, escalators, installation and modernization contracts are accounted for under the percentage-of-completion method.

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

Sales generated from engine programs, spare parts sales, and aftermarket business under collaboration arrangements are recorded as earned in our financial statements. Amounts attributable to our collaborative partners for their share of revenues are recorded as an expense in our financial statements based upon the terms and nature of the arrangement. Costs associated with engine programs under collaborative arrangements are expensed as incurred. Under these arrangements, collaborators contribute their program share of engine parts, incur their own production costs and make certain payments to Pratt & Whitney for shared or joint program costs. The reimbursement of a collaborator’s share of program costs is recorded as a reduction of the related expense item at that time.

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

Additional information pertaining to foreign currency forward contracts is included in Note 13 to the Consolidated Financial Statements.

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

Asset Retirement Obligations. We record the fair value of legal obligations associated with the retirement of tangible long-lived assets in the period in which it is determined to exist, if a reasonable estimate of fair value can be made. Upon initial recognition of a liability, we capitalize the cost of the asset retirement obligation by increasing the carrying amount of the related long-lived asset. Over time, the liability is increased for changes in its present value and the capitalized cost is depreciated over the useful life of the related asset. We have determined that conditional legal obligations exist for certain of our worldwide owned and leased facilities related primarily to building materials. As of December 31, 2010 and 2009, the outstanding liability for asset retirement obligations was $189 million and $157 million, respectively.

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

Note 2: Business Acquisitions, Dispositions, Goodwill and Intangible Assets

Business Acquisitions and Dispositions. Our investments in businesses in 2010, 2009 and 2008 totaled $2.8 billion (including debt assumed of $39 million), $703 million and $1.4 billion (including debt assumed of $196 million), respectively.

On March 1, 2010, we completed the acquisition of the GE Security business for approximately $1.8 billion, including debt assumed of $32 million. The GE Security business supplies security and fire safety technologies for commercial and residential applications through a broad product portfolio that includes fire detection and life safety systems, intrusion alarms, and video surveillance and access control systems. This business, which is being integrated into our UTC Fire & Security segment, enhanced UTC Fire & Security’s geographic diversity through GE Security’s strong North American presence, while increasing total product and technology offerings. In connection with the acquisition of GE Security, we recorded approximately $600 million of identifiable intangible assets and $1.1 billion of goodwill. The goodwill recorded reflects synergies expected to be realized through the combination of GE Security’s products, resources and management talent with those of the existing UTC Fire & Security business to enhance competitiveness, accelerate the development of certain product offerings, drive improved operational performance and secure additional service channels. Additionally, the combined business have provided the opportunity for significant improvements to the cost structure through the rationalization of general and administrative expenditures as well as research and development efforts.

During 2010, we completed the acquisition of Clipper, a publicly-held California-based wind turbine manufacturer. This investment is intended to expand our power generation portfolio and allow us to enter the wind power market by leveraging our expertise in blade technology, turbines and gearbox design. In the first half of 2010, we acquired a 49.9% equity stake in Clipper. In December 2010, we completed the acquisition of all the remaining shares of Clipper. The total cost of our investment in Clipper is approximately £240 million (approximately $385 million). In connection with this transaction, we recorded approximately $400 million of goodwill and identifiable intangible assets. Prior to the December 2010 purchase of the remaining shares of Clipper, we accounted for this investment under the equity method of accounting. During the quarter ended September 30, 2010, we recorded a $159 million other-than-temporary impairment charge on our investment in Clipper, in order to write-down our investment to market value as of September 30, 2010. This impairment is recorded within “Other income, net” on our Consolidated Statement of Operations. In December 2010, as a result of the acquisition of a controlling interest and the remaining shares of Clipper, we recorded a $21 million gain from the re-measurement to fair value of our previously held equity interest. The financial results of Clipper are included within the “Eliminations and other” category in the segment financial data in Note 18 to the Consolidated Financial Statements.

During 2010, we recorded approximately $86 million of asset impairment charges, for assets that have met the “held-for-sale” criteria, related to disposition activity within both Carrier and Hamilton Sundstrand. These asset impairment charges are recorded within Cost of products sold on our Consolidated Statement of Operations. The asset impairment charges consist of a $58 million charge associated with Carrier’s ongoing portfolio transformation to a higher returns business and a $28 million charge at Hamilton Sundstrand related to the expected disposition of an aerospace business as part of Hamilton Sundstrand’s efforts to implement low cost sourcing initiatives.

In August 2009, we completed the acquisition of the remaining 71% interest in GST Holdings Limited (GST), a fire alarm provider in China, for approximately $250 million bringing our total investment in GST to approximately $360 million. We recorded over $200 million of goodwill and approximately $100 million of identified intangible assets in connection with GST. With the acquisition of the remaining 71% of GST, UTC Fire & Security further strengthened its presence in the Chinese fire safety industry.

In July 2009, Carrier and Watsco, Inc. (Watsco) formed Carrier Enterprise, LLC, a joint venture to distribute Carrier, Bryant, Payne and Totaline residential and light commercial HVAC products in the U.S. Sunbelt region and selected territories in the Caribbean and Latin America. As part of the transaction, Carrier contributed its distribution businesses located in these regions into the new venture. In consideration of its contribution, Carrier received approximately 3 million shares of common stock of Watsco and a 40 percent noncontrolling interest in the new venture, which included a business contributed by Watsco. Watsco owns a 60 percent interest in the venture with options to purchase an additional 20 percent interest from Carrier in future years. Carrier recognized a gain of approximately $60 million in 2009 as a result of its contribution of the majority of its U.S. residential sales and distribution businesses in this new venture.

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

During the measurement period we will recognize additional assets or liabilities if new information is obtained about facts and circumstances that existed as of the acquisition date that, if known, would have resulted in the recognition of those assets and liabilities as of that date. The measurement period shall not exceed one year from the acquisition date. Further, any associated restructuring activities will be expensed in future periods and not recorded through purchase accounting as previously done for acquisitions occurring prior to January 1, 2009.

There was no significant impact on our acquisition activity in 2010 or 2009 from the changes in the provisions of accounting for business combinations.

The assets and liabilities of the acquired businesses are accounted for under the purchase method of accounting and recorded at their fair values at the dates of acquisition. The excess of the purchase price over the estimated fair values of the net assets acquired was recorded as an increase in goodwill of $1.7 billion in 2010, $630 million in 2009, and $825 million in 2008. The results of operations of acquired businesses have been included in the Consolidated Statement of Operations beginning as of the effective date of acquisition.

Goodwill. The changes in the carrying amount of goodwill, by segment, are as follows:

(Dollars in millions)	Balance as of January 1, 2010	Goodwill resulting from business combinations	Foreign currency translation and other	Balance as of December 31, 2010

Otis	$1,382	$100	$(12)	$1,470
Carrier	3,252	11	(92)	3,171
UTC Fire & Security	5,641	1,106	(101)	6,646
Pratt & Whitney	1,237	—	(13)	1,224
Hamilton Sundstrand	4,496	23	(28)	4,491
Sikorsky	250	81	(1)	330
Total Segments	16,258	1,321	(247)	17,332
Eliminations and other	40	349	—	389
Total	$16,298	$1,670	$(247)	$17,721

Intangible Assets. Identifiable intangible assets are comprised of the following:

	2010		2009
(Dollars in millions)	Gross Amount	Accumulated Amortization	Gross Amount	Accumulated Amortization
Amortized:
Service portfolios	$1,950	$(942)	$1,814	$(833)
Patents and trademarks	441	(153)	369	(120)
Other, principally customer relationships	3,229	(1,222)	2,624	(1,047)
	5,620	(2,317)	4,807	(2,000)
Unamortized:
Trademarks and other	757	—	731	—
Total	$6,377	$(2,317)	$5,538	$(2,000)

Amortization of intangible assets in 2010 and 2009 was $387 million and $347 million, respectively. Amortization of these intangible assets for 2011 through 2015 is expected to approximate $315 million per year.

Note 3: Earnings Per Share

(Dollars in millions, except per share amounts; shares in millions)	2010	2009	2008
Net income attributable to common shareowners	$4,373	$3,829	$4,689
Basic weighted average shares outstanding	907.9	917.4	937.8
Stock awards	14.8	11.4	18.6
Diluted weighted average shares outstanding	922.7	928.8	956.4
Earnings Per Share of Common Stock:
Basic	$4.82	$4.17	$5.00
Diluted	$4.74	$4.12	$4.90

The computation of diluted earnings per share excludes the effect of the potential exercise of stock awards, including stock appreciation rights and stock options when the average market price of the common stock is lower than the exercise price of the related stock awards during the period. These outstanding stock awards are not included in the computation of diluted earnings per share because the effect would have been antidilutive. For 2010, 2009, and 2008 the number of stock awards excluded from the computation was 11.4 million, 20.2 million and 8.9 million, respectively.

Note 4: Commercial Aerospace Industry Assets and Commitments

We have receivables and other financing assets with commercial aerospace industry customers totaling $3,384 million and $3,016 million at December 31, 2010 and 2009, respectively. Customer financing assets related to commercial aerospace industry customers consist of products under lease of $713 million and notes and leases receivable of $416 million. The notes and leases receivable are scheduled to mature as follows: $56 million in 2011, $41 million in 2012, $54 million in 2013, $26 million in 2014, $27 million in 2015, and $212 million thereafter.

Financing commitments, in the form of secured debt, guarantees or lease financing, are provided to commercial aerospace customers. The extent to which the financing commitments will be utilized is not currently known, since customers may be able to obtain more favorable terms from other financing sources. We may also arrange for third-party investors to assume a portion of these commitments. If financing commitments are exercised, debt financing is generally secured by assets with fair market values equal to or exceeding the financed amounts with interest rates established at the time of funding. We may also lease aircraft and subsequently sublease the aircraft to customers under long-term non-cancelable operating leases. In some instances, customers may have minimum lease terms that result in sublease periods shorter than our lease obligation. Lastly, we have made residual value and other guarantees related to various commercial aerospace customer-financing arrangements. The estimated fair market values of the guaranteed assets equal or exceed the value of the related guarantees, net of existing reserves. We also have other contractual commitments, including commitments to secure certain contractual rights to provide product on new aircraft platforms. Payments made on these contractual commitments are included within other intangible assets and are to be amortized as the related units are delivered.

Our commercial aerospace financing and other contractual commitments as of December 31, 2010 were $2,032 million and are exercisable as follows: $384 million in 2011, $224 million in 2012, $300 million in 2013, $241 million in 2014, $136 million in 2015, and $747 million thereafter. Our financing obligations with customers are contingent upon maintenance of certain levels of financial condition by the customers. In addition, we have residual value and other guarantees of $336 million as of December 31, 2010.

We have long-term aftermarket maintenance contracts with commercial aerospace industry customers for which revenue is recognized in proportion to actual costs incurred relative to total expected costs to be incurred over the respective contract periods. Billings, however, are typically based on factors such as engine flight hours. The timing differences between the billings and the maintenance costs incurred generates both deferred assets and deferred revenues. Deferred assets under these long-term aftermarket contracts totaled $290 million and $270 million at December 31, 2010 and 2009, respectively and are included in Other assets in the accompanying Consolidated Balance Sheets. Deferred revenues generated totaled $1,474 million and $1,238 million at December 31, 2010 and 2009, respectively, and are included in Accrued liabilities and Other long-term liabilities in the accompanying Consolidated Balance Sheets.

We have a 33% interest in International Aero Engines AG (IAE), an international consortium of four shareholders organized to support the V2500 commercial aircraft engine program. Our interest in IAE is accounted for under the equity method of accounting. IAE may offer customer financing in the form of guarantees, secured debt or lease financing in connection with V2500 engine sales. At December 31, 2010, IAE had financing commitments of $709 million and asset value guarantees of $42 million. Our share of IAE’s financing commitments and asset value guarantees was approximately

$244 million at December 31, 2010. In addition, IAE had lease obligations under long-term noncancelable leases of approximately $241 million, on an undiscounted basis, through 2020 related to aircraft, which are subleased to customers under long-term leases. These aircraft have fair market values, which approximate the financed amounts, net of reserves. The shareholders of IAE have guaranteed IAE’s financing arrangements to the extent of their respective ownership interests. In the event of default by a shareholder on certain of these financing arrangements, the other shareholders would be proportionately responsible.

Reserves related to aerospace receivables and financing assets were $133 million and $141 million at December 31, 2010 and 2009, respectively. Reserves related to financing commitments and guarantees were $38 million and $34 million at December 31, 2010 and 2009, respectively.

Note 5: Inventories & Contracts in Progress

(Dollars in millions)	2010	2009
Raw materials	$1,221	$1,281
Work-in-process	3,259	3,097
Finished goods	3,026	2,889
Contracts in progress	6,340	6,479
	13,846	13,746
Less:
Progress payments, secured by lien, on U.S. Government contracts	(275)	(264)
Billings on contracts in progress	(5,805)	(5,973)
	$7,766	$7,509

Raw materials, work-in-process and finished goods are net of valuation reserves of $799 million and $683 million as of December 31, 2010 and 2009, respectively. As of December 31, 2010 and 2009, inventory also includes capitalized contract development costs of $804 million and $862 million, respectively, related to certain aerospace programs. These capitalized costs will be liquidated as production units are delivered to the customer. The capitalized contract development costs within inventory principally relate to capitalized costs on Sikorsky’s CH-148 contract with the Canadian government. The CH-148 is a derivative of the H-92, a military variant of the S-92.

Contracts in progress principally relate to elevator and escalator contracts and include costs of manufactured components, accumulated installation costs and estimated earnings on incomplete contracts.

Our sales contracts in many cases are long-term contracts expected to be performed over periods exceeding twelve months. At December 31, 2010 and 2009, approximately 75% and 73%, respectively, of total inventories and contracts in progress have been acquired or manufactured under such long-term contracts, a portion of which is not scheduled for delivery within the next twelve months.

Note 6: Fixed Assets

(Dollars in millions)	Estimated Useful Lives	2010	2009
Land		$342	$345
Buildings and improvements	12-40 years	4,908	4,898
Machinery, tools and equipment	3-20 years	10,010	9,941
Other, including under construction		654	493
		15,914	15,677
Accumulated depreciation		(9,634)	(9,313)
		$6,280	$6,364

Depreciation expense was $900 million in 2010, $852 million in 2009 and $865 million in 2008.

Note 7: Accrued Liabilities

(Dollars in millions)	2010	2009
Advances on sales contracts and service billings	$5,203	$5,267
Accrued salaries, wages and employee benefits	1,918	1,801
Litigation and contract matters	577	541
Income taxes payable	504	348
Service and warranty accruals	449	447
Accrued restructuring costs	358	403
Interest payable	294	296
Accrued workers compensation	210	181
Accrued property, sales and use taxes	209	196
Other	2,525	2,312
	$12,247	$11,792

Note 8: Borrowings and Lines of Credit

Short-term borrowings were $116 million and $254 million as of December 31, 2010 and 2009, respectively. The weighted-average interest rates applicable to short-term borrowings outstanding at December 31, 2010 and 2009 were 6.3% and 4.8%, respectively. At December 31, 2010, approximately $2.0 billion was available under short-term lines of credit with local banks at our various domestic and international subsidiaries. As of December 31, 2010 and 2009, we did not have any outstanding commercial paper. We generally use our commercial paper borrowings for general corporate purposes, including the funding of potential acquisitions and repurchases of our common stock.

At December 31, 2010, we had new committed revolving credit agreements from banks permitting aggregate borrowings of up to $3.0 billion under a $1.6 billion revolving credit agreement and a $1.4 billion multicurrency revolving credit agreement, which expire in November 2014 and December

2014, respectively. These new revolving credit agreements were entered into on November 30, 2010 and December 3, 2010, respectively, to replace our former revolving credit agreements which had permitted aggregate borrowings of up to $2.5 billion under a $1.5 billion revolving credit agreement and a $1.0 billion multicurrency revolving credit agreement which were set to expire in October 2011 and November 2011, respectively. As of December 31, 2010 and 2009, there were no borrowings under these revolving credit agreements. The undrawn portions under both of these agreements are also available to serve as backup facilities for the issuance of commercial paper.

Our long-term debt consists of the following:

(Dollars in millions)	2010	2009
4.375% notes due 2010 *	$—	$600
7.125% notes due 2010 *	—	500
6.350% notes due 2011 *	—	500
6.100% notes due 2012 *	500	500
4.875% notes due 2015 *	1,200	1,200
5.375% notes due 2017 *	1,000	1,000
6.125% notes due 2019 *	1,250	1,250
8.875% notes due 2019	272	272
4.500% notes due 2020 *	1,250	—
8.750% notes due 2021	250	250
6.700% notes due 2028	400	400
7.500% notes due 2029 *	550	550
5.400% notes due 2035 *	600	600
6.050% notes due 2036 *	600	600
6.125% notes due 2038 *	1,000	1,000
5.700% notes due 2040 *	1,000	—
Project financing obligations	141	158
Other (including capitalized leases)	160	110
Total long-term debt	10,173	9,490
Less current portion	(163)	(1,233)
Long-term portion	$10,010	$8,257

*	We may redeem the above notes, in whole or in part, at our option at any time at a redemption price in U.S. dollars equal to the greater of 100% of the principal amount of the notes to be redeemed or the sum of the present values of the remaining scheduled payments of principal and interest on the notes to be redeemed, discounted to the redemption date on a semiannual basis at the adjusted treasury rate plus 10-50 basis points. The redemption price will also include interest accrued to the date of redemption on the principal balance of the notes being redeemed.

In February 2010, we issued two series of fixed rate notes that pay interest semiannually, in arrears, on April 15 and October 15 of each year beginning October 15, 2010. The $1.25 billion principal amount of fixed rate notes bears interest at a rate equal to 4.500% per year and matures on April 15, 2020. The $1.0 billion principal amount of fixed rate notes bears interest at a rate equal to 5.700% per year and matures on April 15, 2040. The proceeds from these notes were used primarily to fund a portion of the acquisition of the GE Security business, and to repay commercial paper borrowings.

In May 2010, we repaid the entire $600 million outstanding principal amount of our 4.375% notes at maturity. In June 2010, we redeemed the entire $500 million outstanding principal amount of our 7.125% notes that would otherwise have been due November 15, 2010 and in September 2010, we redeemed the entire $500 million outstanding principal amount of our 6.350% notes that would otherwise have been due March 1, 2011.

The project financing obligations noted above are associated with the sale of rights to unbilled revenues related to the ongoing activity of an entity owned by Carrier. The percentage of total debt at floating interest rates was 2% and 3% at December 31, 2010 and 2009, respectively.

The schedule of principal payments required on long-term debt for the next five years and thereafter is:

(Dollars in millions)
2011	$163
2012	543
2013	4
2014	39
2015	1,206
Thereafter	8,218
Total	$10,173

We have an existing universal shelf registration statement filed with the Securities and Exchange Commission (SEC) for an indeterminate amount of securities for future issuance, subject to our internal limitations on the amount of debt to be issued under this shelf registration statement.

Note 9: Equity

Consistent with the requirements under the Business Combinations Topic of the FASB ASC and the accounting for noncontrolling interests in Consolidated Financial Statements, as adopted in 2009, changes in noncontrolling interests that do not result in a change of control and where there is a difference between fair value and carrying value are accounted for as equity transactions. A summary of these changes in ownership interests in subsidiaries and the pro-forma effect on Net income attributable to common shareowners had they been recorded through net income is provided below:

(Dollars in millions)	2010	2009	2008
Net income attributable to common shareowners	$4,373	$3,829	$4,689
Transfers to noncontrolling interests—
Decrease in common stock for purchase of subsidiary shares	(12)	(67)	—
Net income attributable to common shareowners after transfers to noncontrolling interests	$4,361	$3,762	$4,689

Note 10: Income Taxes

The income tax expense (benefit) for the years ended December 31, consisted of the following components:

(Dollars in millions)	2010	2009	2008
Current:
United States:
Federal	$122	$239	$576
State	128	54	51
Foreign	1,164	837	1,211
	1,414	1,130	1,838
Future:
United States:
Federal	$461	$370	$142
State	—	41	(52)
Foreign	(48)	40	(45)
	413	451	45
Income tax expense	$1,827	$1,581	$1,883
Attributable to items credited (charged) to equity and goodwill	$276	$(782)	$2,818

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

The tax effects of net temporary differences and tax carryforwards which gave rise to future income tax benefits and payables at December 31, 2010 and 2009 are as follows:

(Dollars in millions)	2010	2009
Future income tax benefits:
Insurance and employee benefits	$1,986	$2,209
Other asset basis differences	(540)	(357)
Other liability basis differences	958	901
Tax loss carryforwards	729	764
Tax credit carryforwards	1,371	1,177
Valuation allowance	(911)	(903)
	$3,593	$3,791
Future income taxes payable:
Fixed assets	$647	$650
Other items, net	190	123
	$837	$773

Valuation allowances have been established primarily for tax credit carryforwards, tax loss carryforwards, and certain foreign temporary differences to reduce the future income tax benefits to expected realizable amounts. Upon the January 1,

2009 adoption of the additional guidance issued under the Income Taxes Topic of the FASB ASC related to the accounting for business combinations, changes in deferred tax asset valuation allowances and income tax uncertainties after the acquisition date generally will affect income tax expense including those associated with acquisitions that closed prior to the date of adoption.

The sources of income before income taxes are:

(Dollars in millions)	2010	2009	2008
United States	$2,655	$2,584	$2,899
Foreign	3,883	3,176	4,037
	$6,538	$5,760	$6,936

With few exceptions, U.S. income taxes have not been provided on undistributed earnings of international subsidiaries. It is not practicable to estimate the amount of tax that might be payable. Our intention is to reinvest these earnings permanently outside the U.S. or to repatriate the earnings only when it is tax effective to do so. Accordingly, we believe that U.S. tax on any earnings that might be repatriated would be substantially offset by U.S. foreign tax credits.

Differences between effective income tax rates and the statutory U.S. federal income tax rate are as follows:

	2010	2009	2008
Statutory U.S. federal income tax rate	35.0%	35.0%	35.0%
Tax on international activities	(7.6)%	(6.9)%	(6.9)%
Tax audit settlements	—	(0.7)%	(0.8)%
Other	0.5%	—	(0.2)%
Effective income tax rate	27.9%	27.4%	27.1%

The 2010 effective tax rate increased as compared to 2009 due to the absence of certain discrete items which had a net favorable impact in 2009. The 2010 effective tax rate reflects a non-recurring tax expense reduction associated with management’s decision to repatriate additional high tax dividends from the current year to the U.S. in 2010 as a result of recent U.S. tax legislation. This is partially offset by the non-deductibility of impairment charges, the adverse impact from the health care legislation related to the Medicare Part D program and other increases to our effective tax rate.

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

At December 31, 2010, tax credit carryforwards, principally state and federal, and tax loss carryforwards, principally state and foreign, were as follows:

(Dollars in millions)	Tax Credit Carryforwards	Tax Loss Carryforwards
Expiration period:
2011-2015	$29	$508
2016-2020	397	232
2021-2030	248	574
Indefinite	697	1,999
Total	$1,371	$3,313

At December 31, 2010, we had gross tax-effected unrecognized tax benefits of $891 million, all of which, if recognized, would impact the effective tax rate. A reconciliation of the beginning and ending amounts of unrecognized tax benefits and interest expense related to unrecognized tax benefits for the years ended December 31, 2010, 2009, and 2008 is as follows:

(Dollars in millions)	2010	2009	2008
Balance at January 1	$793	$773	$798
Additions for tax positions related to the current year	115	90	112
Additions for tax positions of prior years	80	174	66
Reductions for tax positions of prior years	(81)	(20)	(85)
Settlements	(16)	(224)	(118)
Balance at December 31	$891	$793	$773
Gross interest expense related to unrecognized tax benefits	$27	$21	$39
Total accrued interest balance at December 31	$144	$142	$161

Included in the balances at December 31, 2009 and 2008, were $57 million and $63 million, respectively, of tax positions whose tax characterization was highly certain but for which there was uncertainty about the timing of tax return inclusion. During 2010, the uncertainty was removed as a result of an accounting method change approved by the Internal Revenue Service.

We conduct business globally and, as a result, UTC or one or more of our subsidiaries files income tax returns in the U.S. federal jurisdiction and various state and foreign jurisdictions. In the normal course of business we are subject to examination by taxing authorities throughout the world, including such major jurisdictions as Australia, Belgium, Canada, China, France, Germany, Hong Kong, Italy, Japan, South Korea, Singapore, Spain, the United Kingdom and the United States. With few exceptions, we are no longer subject to U.S. federal, state and local, or non-U.S. income tax examinations for years before 1998.

It is reasonably possible that over the next twelve months the amount of unrecognized tax benefits may change within a range of a net increase of $40 million to a net decrease of $170 million resulting from additional worldwide uncertain tax positions, from the re-evaluation of current uncertain tax positions arising from developments in examinations, in appeals, or in the courts, or from the closure of tax statutes. Not included in the range is €197 million (approximately $259 million) of tax benefits that we have claimed related to a 1998 German reorganization. These tax benefits are currently being reviewed by the German Tax Office in the course of an audit of tax years 1999 to 2000. In 2008 the German Federal Tax Court denied benefits to another taxpayer in a case involving a German tax law relevant to our reorganization. The determination of the German Federal Tax Court on this other matter was appealed to the European Court of Justice (ECJ) to determine if the underlying German tax law is violative of European Union (EU) principles. On September 17, 2009 the ECJ issued an opinion in this case that is generally favorable to the other taxpayer and referred the case back to the German Federal Tax Court for further consideration of certain related issues. In May 2010, the German Federal Tax Court released its decision, in which it resolved certain tax issues that may be relevant to our audit and remanded the case to a lower court for further development. After consideration of the ECJ decision and the latest German Federal Tax Court decision, we continue to believe that it is more likely than not that the relevant German tax law is violative of EU principles and we have not accrued tax expense for this matter. As we continue to monitor developments related to this matter, it may become necessary for us to accrue tax expense and related interest.

Note 11: Employee Benefit Plans

We sponsor numerous domestic and foreign employee benefit plans, which are discussed below.

Employee Savings Plans. We sponsor various employee savings plans. Our contributions to employer sponsored defined contribution plans were $200 million, $192 million and $212 million for 2010, 2009 and 2008, respectively. Effective January 1, 2010, newly hired non-union domestic employees receive all of their retirement benefits through the defined contribution savings plan.

Our non-union domestic employee savings plan uses an Employee Stock Ownership Plan (ESOP) for employer contributions. External borrowings were used by the ESOP to fund a portion of its purchase of ESOP stock from us. The external borrowings have been extinguished and only re-amortized loans remain between the company and the ESOP Trust. As ESOP debt service payments are made, common stock is released from an unreleased shares account. ESOP debt may be prepaid or re-amortized to either increase or decrease the number of shares released so that the value of released shares equals the value of plan benefit. We may also, at our option, contribute additional common stock or cash to the ESOP.

Shares of common stock are allocated to employees’ ESOP accounts at fair value on the date earned. Cash dividends on common stock held by the ESOP are used for debt service payments. Participants receive additional shares in lieu of cash dividends. Common stock allocated to ESOP participants is included in the average number of common shares outstanding for both basic and diluted earnings per share. At December 31, 2010, 35.6 million common shares had been allocated to employees, leaving 20.4 million unallocated common shares in the ESOP Trust, with an approximate fair value of $1.6 billion.

Pension Plans. We sponsor both funded and unfunded domestic and foreign defined benefit pension plans that cover the majority of our employees. Our plans use a December 31 measurement date consistent with our fiscal year.

(Dollars in millions)	2010	2009

Change in Benefit Obligation:
Beginning balance	$22,271	$21,511
Service cost	396	429
Interest cost	1,287	1,285
Actuarial loss	1,625	471
Total benefits paid	(1,216)	(1,162)
Net settlement and curtailment gain	(37)	(62)
Plan amendments	121	(534)
Other	(2)	333
Ending balance	$24,445	$22,271

Change in Plan Assets:
Beginning balance	$19,377	$15,940
Actual return on plan assets	2,635	3,004
Employer contributions	1,621	1,308
Benefits paid from plan assets	(1,216)	(1,111)
Other	(33)	236
Ending balance	$22,384	$19,377

Funded Status:
Fair value of plan assets	$22,384	$19,377
Benefit obligations	(24,445)	(22,271)
Funded status of plan	$(2,061)	$(2,894)

Amounts Recognized in the Consolidated Balance Sheet Consist of:
Noncurrent assets	$637	$341
Current liability	(58)	(72)
Noncurrent liability	(2,640)	(3,163)
Net amount recognized	$(2,061)	$(2,894)

Amounts Recognized in Accumulated Other Comprehensive Income Consist of:
Net actuarial loss	$7,223	$6,767
Prior service credit	(184)	(313)
Transition obligation	6	7
Net amount recognized	$7,045	$6,461

The amounts included in “Other” in the preceding table reflect the impact of foreign exchange translation, primarily for plans in the United Kingdom and Canada.

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

We made $1,001 million of cash contributions and contributed $250 million in UTC common stock to our domestic defined benefit pension plans and made $298 million of cash contributions to our foreign defined benefit pension plans in 2010. In 2009, we made $951 million of cash contributions to our domestic defined benefit pension plans and made $319 million of cash contributions to our foreign defined benefit pension plans.

Information for pension plans with accumulated benefit obligation in excess of plan assets:

(Dollars in millions)	2010	2009
Projected benefit obligation	$21,556	$18,327
Accumulated benefit obligation	20,562	17,342
Fair value of plan assets	18,885	15,315

The accumulated benefit obligation for all defined benefit pension plans was $23.2 billion and $20.8 billion at December 31, 2010 and 2009, respectively.

The components of the net periodic pension cost are as follows:

(Dollars in millions)	2010	2009	2008
Pension Benefits:
Service cost	$396	$429	$446
Interest cost	1,287	1,285	1,263
Expected return on plan assets	(1,735)	(1,634)	(1,663)
Amortization of prior service (credits) costs	(18)	56	49
Amortization of unrecognized net transition obligation	1	1	1
Recognized actuarial net loss	285	226	119
Net settlement and curtailment loss	2	102	1
Net periodic pension cost – employer	$218	$465	$216

Other changes in plan assets and benefit obligations recognized in other comprehensive income in 2010 are as follows:

(Dollars in millions)
Current year actuarial loss	$728
Amortization of actuarial loss	(285)
Current year prior service cost	121
Amortization of prior service credit	18
Amortization of transition obligation	(1)
Other	(22)
Total recognized in other comprehensive income	559
Net recognized in net periodic pension cost and other comprehensive income	$777

The estimated amount that will be amortized from accumulated other comprehensive income into net periodic pension cost in 2011 is as follows:

(Dollars in millions)
Net actuarial loss	$461
Prior service credit	(12)
Transition obligation	1
$450

Contributions to multiemployer plans were $117 million, $126 million and $163 million for 2010, 2009 and 2008, respectively.

Major assumptions used in determining the benefit obligation and net cost for pension plans are presented in the following table as weighted-averages:

	Benefit Obligation		Net Cost
	2010	2009	2010	2009	2008
Discount rate	5.4%	5.9%	5.9%	6.1%	6.0%
Salary scale	4.4%	4.4%	4.4%	4.4%	4.4%
Expected return on plan assets	—	—	8.0%	8.2%	8.3%

In determining the expected return on plan assets, we consider the relative weighting of plan assets, the historical performance of total plan assets and individual asset classes, and economic and other indicators of future performance. In addition, we may consult with and consider the opinions of financial and other professionals in developing appropriate capital market assumptions. Return projections are also validated using a simulation model that incorporates yield curves, credit spreads and risk premiums to project long-term prospective returns.

The plan’s investment management objectives include maintaining an adequate level of diversification, to reduce interest rate and market risk, and to provide adequate liquidity to meet immediate and future benefit payment requirements. The overall investment strategy targets a mix of 67% growth seeking assets and 33% income generating assets using a wide diversification of asset types, fund strategies and investment managers. The growth seeking allocation consists of global public equities in developed and emerging countries, private equity, real estate and balanced market risk strategies. Within global equities, 12% of the portfolio is an enhanced equity strategy that invests in publicly traded equity and fixed income securities, derivatives and foreign currency. Investments in private equity are primarily via limited partnership interests in buy-out strategies with smaller allocations in distressed debt funds. The real estate strategy is principally concentrated in directly held U.S. core investments with some smaller investments in international, value-added and opportunistic strategies. Within the income generating assets, the fixed income portfolio consists of a broadly diversified portfolio of corporate bonds, global government bonds and U.S. Treasury STRIPS. These investments are designed to hedge 40% of the interest rate sensitivity of the pension plan liabilities.

The fair values of pension plan assets at December 31, 2010 and 2009 by asset category are as follows:

(Dollars in millions)	Quoted Prices in Active Markets For Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Asset Category:
Public Equities
Global Equities	$5,332	$7	$1	$5,340
Global Equity Commingled Funds (a)	—	3,200	—	3,200
Enhanced Global Equities (b)	57	1,662	245	1,964
Private Equities (c)	—	—	1,134	1,134
Fixed Income Securities
Governments	691	1,149	—	1,840
Corporate Bonds	21	5,424	—	5,445
Structured Products (d)	—	76	—	76
Real Estate (e)	—	26	944	970
Other (f)	—	1,517	—	1,517
Cash & Cash Equivalents (g)	—	293	—	293
Subtotal	$6,101	$13,354	$2,324	21,779
Other Assets & Liabilities (h)				605
Total at December 31, 2010				$22,384
Public Equities
Global Equities	$4,595	$4	$—	$4,599
Global Equity Commingled Funds (a)	77	2,695	—	2,772
Enhanced Global Equities (b)	22	1,538	11	1,571
Private Equities (c)	—	—	1,045	1,045
Fixed Income Securities
Governments	149	786	—	935
Corporate Bonds	76	5,620	—	5,696
Structured Products (d)	—	1	—	1
Real Estate (e)	—	51	715	766
Other (f)	50	1,100	—	1,150
Cash & Cash Equivalents (g)	190	241	—	431
Subtotal	$5,159	$12,036	$1,771	18,966
Other Assets & Liabilities (h)				411
Total at December 31, 2009				$19,377
(a)	Represents commingled funds that invest primarily in common stocks.
(b)	Represents enhanced equity separate account and commingled fund portfolios. A portion of the portfolio may include long-short market neutral and relative value strategies that invest in publicly traded, equity and fixed income securities, as well as derivatives of equity and fixed income securities and foreign currency.
(c)	Represents limited partner investments with general partners that primarily invest in debt and equity.
(d)	Represents mortgage and asset-backed securities.
(e)	Represents investments in real estate including commingled funds and directly held properties.
(f)	Represents insurance contracts and global balanced risk commingled funds consisting mainly of equity, bonds and some commodities.
(g)	Represents short-term commercial paper, bonds and other cash or cash-like instruments.
(h)	Represents trust receivables and payables that are not leveled.

Derivatives in the plan are primarily used to manage risk and gain asset class exposure while still maintaining liquidity. Derivative instruments mainly consist of equity futures, interest rate futures, interest rate swaps and currency forward contracts.

Our common stock represents approximately 3% and 4% of total plan assets at December 31, 2010 and 2009, respectively. We review our assets at least quarterly to ensure we are within the targeted asset allocation ranges and, if necessary, asset balances are adjusted back within target allocations. We employ a broadly diversified investment manager structure that includes diversification by active and passive management, style, capitalization, country, sector, industry and number of investment managers.

The fair value measurement of plan assets using significant unobservable inputs (Level 3) changed due to the following:

	Changes in Fair Value Measurements Using Significant Unobservable Inputs (Level 3)
(Dollars in millions)	Global Equities	Global Equity Commingled Funds	Enhanced Global Equities	Private Equities	Corporate Bonds	Real Estate	Total
Balance, December 31, 2008	$—	$21	$7	$990	$96	$894	$2,008
Realized (losses) gains	—	(4)	—	(90)	13	(35)	(116)
Unrealized gains (losses) relating to instruments still held in the reporting period	—	5	—	140	30	(228)	(53)
Purchases, sales, and settlements, net	—	(22)	4	5	(139)	84	(68)
Balance, December 31, 2009	—	—	11	1,045	—	715	1,771
Realized gains (losses)	—	—	—	157	—	(6)	151
Unrealized gains relating to instruments still held in the reporting period	—	—	9	51	—	63	123
Purchases, sales, and settlements, net	1	—	225	(119)	—	150	257
Transfers in, net	—	—	—	—	—	22	22
Balance, December 31, 2010	$1	$—	$245	$1,134	$—	$944	$2,324

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

Estimated Future Contributions and Benefit Payments

We expect to make contributions of approximately $450 million to our global pension plans in 2011, including approximately $250 million to our domestic plans. Contributions do not reflect benefits to be paid directly from corporate assets.

Benefit payments, including amounts to be paid from corporate assets, and reflecting expected future service, as appropriate, are expected to be paid as follows: $1,290 million in 2011, $1,334 million in 2012, $1,374 million in 2013, $1,430 million in 2014, $1,489 million in 2015, and $8,416 million from 2016 through 2020.

Postretirement Benefit Plans. We sponsor a number of postretirement benefit plans that provide health and life benefits to eligible retirees. Such benefits are provided primarily from domestic plans, which comprise approximately 86% of the benefit obligation. The postretirement plans are primarily unfunded. Assets in funded plans are primarily invested in cash and cash equivalents.

(Dollars in millions)	2010	2009

Change in Benefit Obligation:
Beginning balance	$876	$871
Service cost	2	2
Interest cost	46	50
Actuarial (gain) loss	(29)	20
Total benefits paid	(105)	(83)
Other	42	16
Ending balance	$832	$876

Change in Plan Assets:
Beginning balance	$11	$16
Actual return on plan assets	(1)	—
Employer contributions	76	73
Benefits paid from plan assets	(105)	(83)
Other	29	5
Ending balance	$10	$11

Funded Status:
Fair value of plan assets	$10	$11
Benefit obligations	(832)	(876)
Funded status of plan	$(822)	$(865)

Amounts Recognized in the Consolidated Balance Sheet Consist of:
Current liability	$(66)	$(81)
Noncurrent liability	(756)	(784)
	$(822)	$(865)

Amounts Recognized in Accumulated Other Comprehensive Income Consist of:
Net actuarial gain	$(130)	$(104)
Prior service cost (credit)	1	(2)
	$(129)	$(106)

The components of net periodic benefit cost are as follows:

(Dollars in millions)	2010	2009	2008
Other Postretirement Benefits:
Service cost	$2	$2	$3
Interest cost	46	50	53
Expected return on plan assets	(1)	(1)	(2)
Amortization of prior service credit	(2)	(2)	(6)
Recognized actuarial net gain	(1)	(3)	—
Net periodic other postretirement benefit cost	$44	$46	$48

Other changes in plan assets and benefit obligations recognized in other comprehensive income in 2010 are as follows:

(Dollars in millions)
Current year actuarial gain	$(27)
Amortization of prior service credit	2
Amortization of actuarial net gain	1
Total recognized in other comprehensive income	(24)
Net recognized in net periodic other postretirement benefit cost and other comprehensive income	$20

The estimated amounts that will be amortized from accumulated other comprehensive income into net periodic benefit cost in 2011 include actuarial net gains of $9 million and prior service credits of $2 million.

Major assumptions used in determining the benefit obligation and net cost for postretirement plans are presented in the following table as weighted-averages:

	Benefit Obligation		Net Cost
	2010	2009	2010	2009	2008
Discount rate	4.9%	5.5%	5.5%	6.0%	5.9%
Expected return on plan assets	—	—	5.0%	5.8%	7.8%

Assumed health care cost trend rates are as follows:

	2010	2009
Health care cost trend rate assumed for next year	9.0%	8.0%
Rate that the cost trend rate gradually declines to	5.0%	5.0%
Year that the rate reaches the rate it is assumed to remain at	2019	2016

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

	2010 One-Percentage-Point
(Dollars in millions)	Increase	Decrease
Effect on total service and interest cost	$2	$(2)
Effect on postretirement benefit obligation	$44	$(38)

Estimated Future Benefit Payments

Benefit payments, including net amounts to be paid from corporate assets and reflecting expected future service, as appropriate, are expected to be paid as follows: $73 million in 2011, $71 million in 2012, $69 million in 2013, $67 million in 2014, $65 million in 2015, and $263 million from 2016 through 2020.

Stock-based Compensation. We have long-term incentive plans authorizing various types of market and performance based incentive awards that may be granted to officers and employees. Our Long Term Incentive Plan (LTIP) was initially approved on April 13, 2005 and amended in 2008 to increase the maximum number of shares available for award under the LTIP to 71 million shares. Following initial approval of the LTIP, we may not grant any new awards under previously existing equity compensation plans. As of December 31, 2010, approximately 16 million shares remain available for awards under the LTIP. The LTIP does not contain an annual award limit. We expect that the shares awarded on an annual basis will range from 1% to 1.5% of shares outstanding. The LTIP will expire after all shares have been awarded or April 30, 2014, whichever is sooner.

Under all long-term incentive plans, the exercise price of awards is set on the grant date and may not be less than the fair market value per share on that date. Generally, stock appreciation rights and stock options have a term of ten years and a minimum three-year vesting period. In the event of retirement, awards held for more than one year shall immediately become vested and exercisable. In addition, under the LTIP, awards with performance-based vesting generally have a minimum three-year vesting period and vest based on performance against pre-established metrics. In the event of retirement, awards held more than one year remain eligible to vest. We have historically repurchased shares of our common stock in an amount at least equal to the number of shares issued under our equity compensation arrangements and expect to continue this policy.

We measure the cost of all share-based payments, including stock options, at fair value on the grant date and recognize this cost in the statement of operations. For the years ended December 31, 2010, 2009 and 2008, $154 million, $153 million and $211 million, respectively, of compensation cost was recognized in operating results. The associated future income tax benefit recognized was $47 million, $49 million and $72 million for the years ended December 31, 2010, 2009 and 2008, respectively.

For the years ended December 31, 2010, 2009 and 2008, the amount of cash received from the exercise of stock options was $386 million, $342 million and $163 million, respectively, with an associated tax benefit realized of $139 million, $95 million and $49 million, respectively. In addition, for the years ended December 31, 2010 and 2009, the associated tax benefit realized from the vesting of performance share units was $20 million and $33 million, respectively. Also, in accordance with the Compensation – Stock Compensation Topic of the FASB ASC, for the years ended December 31, 2010, 2009 and 2008, $94 million, $50 million and $32 million, respectively, of certain tax benefits have been reported as operating cash outflows with corresponding cash inflows from financing activities.

At December 31, 2010, there was $148 million of total unrecognized compensation cost related to non-vested equity awards granted under long-term incentive plans. This cost is expected to be recognized ratably over a weighted-average period of 1.5 years.

A summary of the transactions under all long-term incentive plans for the year ended December 31, 2010 follows:

	Stock Options		Stock Appreciation Rights		Performance Share Units		Other Incentive Shares / Units
(shares and units in thousands)	Shares	Average Price*	Shares	Average Price*	Units	Average Price**
Outstanding at:
December 31, 2009	38,896	$42.10	27,337	$62.70	3,112	$63.12	631
Granted	529	73.70	6,033	72.98	1,002	71.63	279
Exercised/earned	(11,904)	37.21	(1,230)	59.94	(973)	62.81	(69)
Cancelled	(184)	44.34	(920)	65.08	(117)	65.22	(34)
December 31, 2010	27,337	$44.82	31,220	$64.72	3,024	$65.96	807

*	weighted-average exercise price
**	weighted-average grant stock price

The weighted-average grant date fair value of stock options and stock appreciation rights granted during 2010, 2009 and 2008 was $17.86, $16.01 and $21.16, respectively. The weighted-average grant date fair value of performance share units, which vest upon achieving certain performance metrics, granted during 2010, 2009, and 2008 was $78.73,

$61.56 and $84.01, respectively. The total fair value of awards vested during the years ended December 31, 2010, 2009 and 2008 was $172 million, $235 million and $144 million, respectively. The total intrinsic value (which is the amount by which the stock price exceeded the exercise price on the date of exercise) of stock options and stock appreciation rights exercised during the years ended December 31, 2010, 2009 and 2008 was $446 million, $296 million and $173 million, respectively. The total intrinsic value (which is the stock price at vesting) of performance share units vested was $62 million and $100 million during the years ended December 31, 2010 and 2009, respectively.

The following table summarizes information about equity awards outstanding that are vested and expected to vest and equity awards outstanding that are exercisable at December 31, 2010:

	Equity Awards Vested and Expected to Vest				Equity Awards That Are Exercisable
(shares in thousands, aggregate intrinsic value in millions)	Awards	Average Price*	Aggregate Intrinsic Value	Remaining Term**	Awards	Average Price*	Aggregate Intrinsic Value	Remaining Term**
Stock Options/Stock Appreciation Rights	58,065	$55.11	$1,371	5.2	39,016	$49.57	$1,137	3.8
Performance Share Units/Restricted Stock	2,402	—	$189	1.3

*	weighted-average exercise price per share
**	weighted-average contractual remaining term in years

The fair value of each option award is estimated on the date of grant using a binomial lattice model. The following table indicates the assumptions used in estimating fair value for the years ended December 31, 2010, 2009 and 2008. Because lattice-based option models incorporate ranges of assumptions for inputs, those ranges are as follows:

	2010	2009	2008
Expected volatility	24% - 28%	30% - 42%	23% - 26%
Weighted-average volatility	25%	30%	23%
Expected term (in years)	7.4 - 7.9	7.4 - 7.9	7.9 - 8.7
Expected dividends	2.7%	2.1%	1.6%
Risk-free rate	0.1% - 4.0%	0% - 2.5%	2.9% - 4.0%

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

Note 12: Restructuring and Other Costs

During 2010, we recorded net pre-tax restructuring and other costs totaling $443 million for new and ongoing restructuring actions. We recorded charges in the segments as follows:

(Dollars in millions)
Otis	$83
Carrier	75
UTC Fire & Security	78
Pratt & Whitney	138
Hamilton Sundstrand	37
Sikorsky	14
Eliminations and other	18
Total	$443

The net costs consist of $283 million recorded in cost of sales, $159 million in selling, general and administrative expenses and $1 million in other income, net. As described below, these charges primarily relate to actions initiated during 2010 and 2009.

2010 Actions. During 2010, we initiated restructuring actions relating to ongoing cost reduction efforts, including workforce reductions and consolidation of field operations. We recorded net pre-tax restructuring and other costs totaling $371 million for restructuring actions initiated in 2010, consisting of $221 million in cost of sales and $150 million in selling, general and administrative expenses.

We expect the actions that were initiated in 2010 to result in net workforce reductions of approximately 5,000 hourly and salaried employees, the exiting of approximately 3.9 million net square feet of facilities and the disposal of assets associated with exited facilities. As of December 31, 2010, we have completed, with respect to the actions initiated in 2010, net workforce reductions of approximately 2,400 employees and 300,000 net square feet of facilities have been exited. We are targeting to complete in 2011 the majority of the remaining workforce and all facility related cost reduction actions initiated in 2010. No specific plans for significant other actions have been finalized at this time.

The following table summarizes the accrual balances and utilization by cost type for the 2010 restructuring actions:

(Dollars in millions)	Severance	Asset Write- Downs	Facility Exit, Lease Termination and Other Costs	Total
Net pre-tax restructuring charges	$301	$19	$51	$371
Utilization and foreign exchange	(98)	(19)	(27)	(144)
Balance at December 31, 2010	$203	$—	$24	$227

The following table summarizes expected, incurred and remaining costs for the 2010 restructuring actions by type:

(Dollars in millions)	Severance	Asset Write- Downs	Facility Exit, Lease Termination and Other Costs	Total
Expected costs	$327	$19	$111	$457
Costs incurred during 2010	(301)	(19)	(51)	(371)
Remaining costs at December 31, 2010	$26	$—	$60	$86

The following table summarizes expected, incurred and remaining costs for the 2010 restructuring actions by segment:

(Dollars in millions)	Expected Costs	Costs Incurred During 2010	Remaining Costs at December 31, 2010
Otis	$90	$(87)	$3
Carrier	108	(74)	34
UTC Fire & Security	90	(64)	26
Pratt & Whitney	90	(84)	6
Hamilton Sundstrand	43	(29)	14
Sikorsky	18	(15)	3
Eliminations and other	18	(18)	—
Total	$457	$(371)	$86

2009 Actions. During 2010, we recorded net pre-tax restructuring and other costs totaling $85 million for restructuring actions initiated in 2009, consisting of $63 million in cost of sales and $21 million in selling, general and administrative expenses and $1 million in other income, net. The 2009 actions relate to ongoing cost reduction efforts, including workforce reductions, the consolidation of field operations and the consolidation of repair and overhaul operations.

As of December 31, 2010, we have completed net workforce reductions of approximately 13,400 employees of an expected 14,400, and have exited 1.3 million net square feet of facilities of an expected 4.7 million net square feet. The remaining workforce and facility reduction actions are targeted for completion during 2011.

The following table summarizes the restructuring accrual balances and utilization by cost type for the 2009 programs:

(Dollars in millions)	Severance	Asset Write- Downs	Facility Exit, Lease Termination and Other Costs	Total
Restructuring accruals at January 1, 2010	$295	$—	$17	$312
Net pre-tax restructuring charges	19	13	53	85
Utilization and foreign exchange	(201)	(13)	(52)	(266)
Balance at December 31, 2010	$113	$—	$18	$131

The following table summarizes expected, incurred and remaining costs for the 2009 programs by type:

(Dollars in millions)	Severance	Asset Write- Downs	Facility Exit, Lease Termination and Other Costs	Total
Expected costs	$711	$82	$118	$911
Costs incurred during 2009	(680)	(69)	(53)	(802)
Costs incurred during 2010	(19)	(13)	(53)	(85)
Remaining costs at December 31, 2010	$12	$—	$12	$24

The following table summarizes expected, incurred and remaining costs for the 2009 programs by segment:

(Dollars in millions)	Expected Costs	Costs Incurred During 2009	Costs Incurred During 2010	Remaining Costs at December 31, 2010
Otis	$155	$(157)	$3	$1
Carrier	229	(205)	(11)	13
UTC Fire & Security	119	(103)	(14)	2
Pratt & Whitney	233	(174)	(56)	3
Hamilton Sundstrand	103	(90)	(8)	5
Sikorsky	6	(7)	1	—
Eliminations and other	63	(63)	—	—
General corporate expenses	3	(3)	—	—
Total	$911	$(802)	$(85)	$24

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

The four quarter rolling average of the notional amount of foreign exchange contracts hedging foreign currency transactions was $8.5 billion and $9.0 billion at December 31, 2010 and 2009, respectively.

Additional information pertaining to foreign exchange and hedging activities is included in Note 1 to the Consolidated Financial Statements.

Commodity Forward Contracts. We enter into commodity forward contracts to reduce the risk of fluctuations in the price we pay for certain commodities (for example, nickel) which are used directly in the production of our products, or are components of the products we procure to use in the production of our products. These hedges are economic hedges and the changes in fair value of these contracts are recorded currently in earnings in the period in which they occur. The fair value and outstanding notional amount of contracts hedging commodity exposures were insignificant at December 31, 2010 and 2009, respectively.

The following table summarizes the fair value of derivative instruments as of December 31:

(Dollars in millions)	Balance Sheet Asset Location	2010	2009
Derivatives designated as hedging instruments:
Foreign Exchange Contracts	Other assets, current	$73	$107
Foreign Exchange Contracts	Other assets	24	33
		97	140
Derivatives not designated as hedging instruments:
Foreign Exchange Contracts	Other assets, current	31	113
Foreign Exchange Contracts	Other assets	5	5
		36	118
Total Asset Derivative Contracts		$133	$258

	Balance Sheet Liability Location
Derivatives designated as hedging instruments:
Foreign Exchange Contracts	Accrued liabilities	$16	$31
Foreign Exchange Contracts	Other long-term liabilities	1	4
		17	35
Derivatives not designated as hedging instruments:
Foreign Exchange Contracts	Accrued liabilities	33	106
Foreign Exchange Contracts	Other long-term liabilities	3	3
		36	109
Total Liability Derivative Contracts		$53	$144

The impact from foreign exchange derivative instruments that qualified as cash flow hedges for the period was as follows:

	December 31,
(Dollars in millions)	2010	2009
Gain recorded in Accumulated other comprehensive loss	$72	$192
Gain (loss) reclassified from Accumulated other comprehensive loss into Product sales (effective portion)	119	(165)
Loss recognized in Other income, net on derivatives (ineffective portion)	—	(5)

Assuming current market conditions continue, a $58 million pre-tax gain is expected to be reclassified from Accumulated other comprehensive loss into Product sales to reflect the fixed prices obtained from foreign exchange hedging within the next 12 months. At December 31, 2010, all derivative contracts accounted for as cash flow hedges mature by February 2013.

The effect on the Consolidated Statement of Operations from foreign exchange contracts not designated as hedging instruments was as follows:

	December 31,
(Dollars in millions)	2010	2009
Gain (loss) recognized in Other income, net	$153	$(59)

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

During 2010, we had certain non-recurring measurements resulting in impairment charges as well as a gain on the re-measurement to fair value of a previously held equity interest. As previously disclosed, during 2010, we recorded approximately $86 million of asset impairment charges associated with disposition activity within both Carrier and Hamilton Sundstrand and also recorded an other-than-temporary impairment charge of $159 million on our equity investment in Clipper, which had a previous carrying value of approximately $248 million. The impairment charge recorded on our investment in Clipper was determined by comparing the carrying value of our investment to the closing market value of the shares on September 30, 2010. In December 2010, as a result of the acquisition of a controlling interest and all of the remaining shares of Clipper, we recorded a $21 million gain from the re-measurement to fair value of our previously held equity interest. For additional discussion refer to Note 2.

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

In January 2010, the FASB issued Accounting Standards Update (ASU) No. 2010-6, “Improving Disclosures about Fair Value Measurements,” which requires interim disclosures regarding significant transfers in and out of Level 1 and Level 2 fair value measurements. Additionally, this ASU requires disclosure for each class of assets and liabilities and disclosures about the valuation techniques and inputs used to measure fair value for both recurring and non-recurring fair value measurements. These disclosures are required for fair value measurements that fall in either Level 2 or Level 3. Further, the ASU requires separate presentation of Level 3 activity for the fair value measurements. We adopted the interim disclosure requirements under this Topic during the quarter ended March 31, 2010, with the exception of the separate presentation in the Level 3 activity roll-forward, which is not effective until fiscal years beginning after December 15, 2010 and for interim periods within those fiscal years.

The following table provides the assets and liabilities carried at fair value measured on a recurring basis as of December 31, 2010 and 2009:

(Dollars in millions)	Total Carrying Value at December 31, 2010	Quoted price in active markets (Level 1)	Significant other observable inputs (Level 2)	Unobservable inputs (Level 3)
Available-for-sale securities	$829	$829	$—	$—
Derivative assets	133	—	133	—
Derivative liabilities	53	—	53	—

(Dollars in millions)	Total Carrying Value at December 31, 2009	Quoted price in active markets (Level 1)	Significant other observable inputs (Level 2)	Unobservable inputs (Level 3)
Available-for-sale securities	$664	$664	$—	$—
Derivative assets	258	—	258	—
Derivative liabilities	144	—	144	—

Valuation Techniques. Our available-for-sale securities are comprised of equity investments that are traded in active markets, either domestically or internationally. They are measured at fair value using closing stock prices from active markets and are classified within Level 1 of the valuation hierarchy. Our derivative assets and liabilities include foreign exchange and commodity derivatives that are measured at fair value using internal models based on observable market inputs such as forward rates, interest rates, our own credit risk and our counterparties’ credit risks. Based on these inputs, the derivative assets and liabilities are classified within Level 2 of the valuation hierarchy. Based on our continued ability to trade securities and enter into forward contracts, we consider the markets for our fair value instruments to be active. As of December 31, 2010, there were no significant transfers in and out of Level 1 and Level 2.

As of December 31, 2010, there has not been any significant impact to the fair value of our derivative liabilities due to our own credit risk. Similarly, there has not been any significant adverse impact to our derivative assets based on our evaluation of our counterparties’ credit risks.

The carrying amounts and fair values of financial instruments at December 31, 2010 and 2009 were as follows:

	2010		2009
(Dollars in millions)	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Long-term receivables	$300	$276	$430	$408
Customer financing notes receivable	376	346	350	264
Long-term debt (excluding capitalized leases)	(10,117)	(11,500)	(9,442)	(10,361)

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

We had outstanding commercial aerospace financing and other contractual commitments totaling $2,032 million at December 31, 2010. Risks associated with changes in interest rates on these commitments are mitigated by the fact that interest rates are variable during the commitment term, and are set at the date of funding based on current market conditions, the fair value of the underlying collateral and the credit worthiness of the customers. As a result, the fair value of these financings is expected to equal the amounts funded. The fair value of the commitment itself is not readily determinable and is not considered significant. Additional information pertaining to these commitments is included in Note 4.

Note 14: Credit Quality of Long-Term Receivables

In July 2010, the FASB issued ASU No. 2010-20, “Disclosure about the Credit Quality of Financing Receivables and the Allowance for Credit Losses” (ASU). This ASU is intended to enhance a financial statement user’s ability to evaluate the entity’s credit risk exposures and adequacy of its allowance for credit losses by requiring additional disclosure about the nature of credit risk inherent in the portfolio of receivables, factors and methodologies used in estimating the allowance for credit losses and activity that occurs during a period for both financing receivables and allowance for credit losses. The scope of this ASU is limited to financing receivables, as defined, and excludes short-term trade accounts receivable and receivables measured at fair value or lower of cost or fair value. We adopted the disclosures under this ASU for the reporting period ended December 31, 2010, with the exception of disclosures about activity that occurs during a reporting period, which are effective for interim and annual periods beginning on or after December 15, 2010.

A long-term or financing receivable represents a contractual right to receive money on demand or on fixed and determinable dates, including trade receivable balances with maturity dates greater than one year. Our long-term and financing receivables primarily represent balances related to the aerospace businesses such as long-term trade accounts receivable, leases, and notes receivable. We also have other long-term receivables in the commercial businesses; however, both the individual and aggregate amounts are not significant.

Our classes within aerospace long-term receivables are comprised of long-term trade accounts receivable and notes and leases receivable. Long-term trade accounts receivable represent amounts arising from the sale of goods and services with a contractual maturity date of greater than one year and are recognized as Other assets in our Consolidated Balance Sheet. Notes and leases receivable represent notes and lease receivables other than receivables related to operating leases, and are recognized as Customer financing assets in our Consolidated Balance Sheet. The following table summarizes the balance by class of aerospace long-term receivables as of December 31, 2010:

(Dollars in millions)
Long-term trade accounts receivable	$119
Notes and leases receivable	416
Total long-term receivables	$535

Economic conditions and air travel influence the operating environment for most airlines, and the financial performance of our aerospace businesses is directly tied to the economic conditions of the commercial aerospace and defense industries. Additionally, the value of the collateral is also closely tied to commercial airline performance and may be subject to exposure of reduced valuation as a result of market declines. We determine a receivable is impaired when, based on current information and events, it is probable that we will be unable to collect amounts due according to the original contractual terms of the receivable agreement. Factors considered in assessing collectability and risk include, but are not limited to, examination of credit quality indicators and other evaluation measures, underlying value of any collateral or security interests, significant past due balances, historical losses, and existing economic conditions.

Long-term receivables can be considered delinquent if payment has not been received in accordance with the agreement. If determined delinquent, long-term trade accounts receivable and notes and leases receivable balances accruing interest may be placed on nonaccrual status. We record potential losses related to long-term receivables when identified. The reserve for credit losses on these receivables relates to specifically identified receivables that are evaluated individually for impairment. For notes and leases receivable we determine a specific reserve for exposure based on the difference between the carrying value of the receivable and the estimated fair value of the related collateral in connection with the evaluation of credit risk and collectability. For long-term trade accounts receivable we evaluate credit risk and collectability individually to determine if an allowance is necessary. Uncollectible long-term receivables are written-off when collection of the indebtedness has been pursued for a reasonable period of time without collection; the customer is no longer in operation; or judgment has been levied, but the underlying assets are not adequate to satisfy the indebtedness. At December 31, 2010, we do not have any significant balances that are considered to be delinquent, on non-accrual status, past due 90 days or more, or considered to be impaired.

The following table summarizes the reserve for estimated credit losses and exposures, and the associated aerospace long-term receivables at December 31, 2010:

(Dollars in millions)	Long-term receivables	Reserve for credit losses and exposure
Ending balance: individually evaluated for impairment	$535	$42

We determine credit ratings for each customer in the portfolio based upon public information and information obtained directly from our customers. We conduct a review of customer credit ratings, published historical credit default rates for different rating categories, and multiple third party aircraft value publications as a basis to validate the reasonableness of the allowance for losses on these balances quarterly or when events and circumstances warrant. The credit ratings listed below range from “A” which indicates an extremely strong capacity to meet financial obligations and the receivable is either collateralized or uncollateralized, to “D” which indicates that payment is in default and the receivable is uncollateralized. There can be no assurance that actual results will not differ from estimates or that consideration of these factors in the future will not result in an increase or decrease to the allowance for credit losses on long-term receivables.

The following table summarizes the credit risk profile by creditworthiness category for aerospace long-term receivable balances at December 31, 2010:

(Dollars in millions)	Long-term trade accounts receivable	Notes and leases receivable
A – (low risk, collateralized/uncollateralized)	$114	$—
B – (moderate risk, collateralized/uncollateralized)	5	336
C – (high risk, collateralized/uncollateralized)	—	80
D – (in default, uncollateralized)	—	—
Total	$119	$416

Note 15: Guarantees

We extend a variety of financial guarantees to third parties. As of December 31, 2010 and 2009 the following financial guarantees were outstanding:

	2010		2009
(Dollars in millions)	Maximum Potential Payment	Carrying Amount of Liability	Maximum Potential Payment	Carrying Amount of Liability
Credit facilities and debt obligations – unconsolidated subsidiaries (expire 2011 to 2034)	$225	$3	$243	$73
IAE’s financing arrangements* (See Note 4)	992	12	1,186	13
Commercial aerospace financing arrangements (See Note 4)	336	12	320	12
Commercial customer financing arrangements	191	1	229	1
Performance guarantees	40	—	39	—

*	Represents IAE’s gross obligation; our proportionate share of IAE’s obligations are 33%.

We also have obligations arising from sales of certain businesses and assets, including from representations and warranties and related indemnities for environmental, health and safety, tax and employment matters. The maximum potential payment related to these obligations is not a specified amount as a number of the obligations do not contain financial caps. The carrying amount of liabilities related to these obligations was $139 million and $137 million at December 31, 2010 and 2009, respectively. For additional information regarding the environmental indemnifications, see Note 17.

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

We provide service and warranty policies on our products and extend performance and operating cost guarantees beyond our normal service and warranty policies on some of our products, particularly commercial aircraft engines. In addition, we incur discretionary costs to service our products in connection with specific product performance issues. Liabilities for performance and operating cost guarantees are based upon future product performance and durability, and are largely estimated based upon historical experience. Adjustments are made to accruals as claim data and historical experience warrant. The changes in the carrying amount of service and product warranties and product performance guarantees for the years ended December 31, 2010 and 2009 are as follows:

(Dollars in millions)	2010	2009
Balance as of January 1	$1,072	$1,136
Warranties and performance guarantees issued	440	400
Settlements made	(379)	(424)
Other	3	(40)
Balance as of December 31	$1,136	$1,072

Note 16: Collaborative Arrangements

In view of the risks and costs associated with developing new engines, Pratt & Whitney has entered into certain collaboration arrangements in which costs, sales and risks are shared. Sales generated from engine programs, spare parts sales, and aftermarket business under collaboration arrangements are recorded as earned in our financial statements. Amounts attributable to our collaborative partners for their share of sales are recorded as an expense in our financial statements based upon the terms and nature of the arrangement. Costs associated with engine programs under collaborative arrangements are expensed as incurred. Under these arrangements, collaborators contribute their program share of engine parts, incur their own production costs and make certain payments to Pratt & Whitney for shared or joint program costs. The reimbursement of the collaborator’s share of program costs is recorded as a reduction of the related expense item at that time. As of December 31, 2010, the collaborators’ interests in all commercial engine programs ranged from 12 percent to 48 percent. Pratt & Whitney directs those programs and is the principal participant in all existing collaborative arrangements. There are no individually significant collaborative arrangements and none of the partners exceed 31 percent share in an individual program.

The following table illustrates the income statement classification and amounts attributable to transactions arising from the collaborative arrangements between participants for each period presented:

(Dollars in millions)	2010	2009	2008
Collaborator share of sales:
Cost of products sold	$850	$772	$1,059
Cost of services sold	38	29	17
Collaborator share of program costs (reimbursement of expenses incurred):
Cost of products sold	(83)	(66)	(83)
Research and development	(135)	(97)	(61)
Selling, general and administrative	(5)	(4)	(11)

Note 17: Contingent Liabilities

Leases. We occupy space and use certain equipment under lease arrangements. Rental commitments of $1,805 million at December 31, 2010 under long-term noncancelable operating leases are payable as follows: $500 million in 2011, $393 million in 2012, $277 million in 2013, $179 million in 2014, $100 million in 2015 and $356 million thereafter. Rent expense was $445 million in 2010, $463 million in 2009 and $504 million in 2008.

Additional information pertaining to commercial aerospace rental commitments is included in Note 4.

Environmental. Our operations are subject to environmental regulation by federal, state and local authorities in the United States and regulatory authorities with jurisdiction over our foreign operations. As described in Note 1, we have accrued for the costs of environmental remediation activities and periodically reassess these amounts. We believe that the likelihood of incurring losses materially in excess of amounts accrued is remote. At December 31, 2010, we had $605 million reserved for environmental remediation. Additional information pertaining to environmental matters is included in Note 1 to the Consolidated Financial Statements.

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

As previously disclosed, the Department of Justice (DOJ) sued us in 1999 in the U.S. District Court for the Southern District of Ohio, claiming that Pratt & Whitney violated the civil False Claims Act and common law. This lawsuit relates to the “Fighter Engine Competition” between Pratt & Whitney’s F100 engine and General Electric’s F110 engine. The DOJ alleges that the government overpaid for F100 engines under contracts awarded by the U.S. Air Force in fiscal years 1985 through 1990 because Pratt & Whitney inflated its estimated costs for some purchased parts and withheld data that would have revealed the overstatements. At trial of this matter, completed in December 2004, the government claimed Pratt & Whitney’s liability to be $624 million. On August 1, 2008, the trial court judge held that the Air Force had not suffered any actual damages because Pratt & Whitney had made significant price concessions. However, the trial court judge found that Pratt & Whitney violated the False Claims Act due to inaccurate statements contained in its 1983 offer. In the absence of actual damages, the trial court judge awarded the DOJ the maximum civil penalty of $7.09 million, or $10,000 for each of the 709 invoices Pratt & Whitney submitted in 1989 and later under the contracts. In September 2008, both the DOJ and UTC appealed the decision to the Sixth Circuit Court of Appeals. In November 2010, the Sixth Circuit affirmed Pratt & Whitney’s liability under the False Claims Act and remanded the case to the U.S. District Court for further proceedings on the question of damages. Should the government ultimately prevail, the outcome of this matter could result in a material adverse effect on our results of operations in the period in which a liability would be recognized or cash flows for the period in which damages would be paid.

As previously disclosed, in December 2008, the Department of Defense (DOD) issued a contract claim against Sikorsky to recover overpayments the DOD alleges it has incurred since January 2003 in connection with cost accounting changes approved by the DOD and implemented by Sikorsky in 1999 and 2006. These changes relate to the calculation of material overhead rates in government contracts. The DOD claims that Sikorsky’s liability is approximately $88 million (including interest through December 2010). We believe this claim is without merit and Sikorsky filed an appeal in December 2009 with the U.S. Court of Federal Claims, which is pending.

Other. As previously disclosed, on August 27, 2010, Rolls-Royce plc (Rolls-Royce) sued Pratt & Whitney in the U.S. District Court for the Eastern District of Virginia, alleging that fan blades on certain engines manufactured by Pratt & Whitney infringe a U.S. patent held by Rolls-Royce. Rolls-Royce seeks damages in an unspecified amount plus interest, an injunction, a finding of willful infringement, and attorneys’ fees. We intend to vigorously defend the case and believe that Rolls-Royce’s patent is invalid and that Pratt & Whitney’s products do not infringe it. Trial in the matter could take place as early as March 2011. Should the plaintiff ultimately prevail, the outcome of this matter could result in a material adverse effect on our results of operations in the period in which a liability would be recognized or cash flows for the period in which damages would be paid. On November 5, 2010, Pratt & Whitney amended its previously-disclosed complaint against Rolls-Royce in the U.S. District Court for the District of Connecticut, adding Rolls-Royce Group plc (Rolls-Royce Group), the parent of Rolls-Royce, as a party, omitting previously asserted claims, and alleging that certain turbomachinery blades, engines and components manufactured by Rolls-Royce infringe a U.S. patent held by Pratt & Whitney. Pratt & Whitney seeks an injunction, damages, interest, attorney’s fees and other relief. On November 5, 2010, Pratt & Whitney also filed complaints against Rolls-Royce in the High Court of Justice, Chancery Division, Patent Court (HCJ) in the United Kingdom (UK) and with the U.S. International Trade Commission (ITC). The HCJ action alleges similar infringement claims against Rolls-Royce based upon a UK patent held by Pratt & Whitney and seeks damages plus interest and all other relief to which Pratt & Whitney is entitled, including attorney’s fees, expenses, and a permanent order preventing further infringements. The ITC complaint seeks a permanent exclusion order barring the importation into the U.S. of infringing turbomachinery blades, engines and engine components manufactured by Rolls-Royce and Rolls-Royce Group, and requests a permanent cease-and-desist order against Rolls-Royce and Rolls-Royce Group preventing further importing, marketing, advertising, demonstrating, testing, distributing, licensing, offering for sale, or use of such infringing turbomachinery blades, engines and engine components.

Except as otherwise noted, we do not believe that resolution of any of the above matters will have a material adverse effect upon our competitive position, results of operations, cash flows or financial condition.

As described in Note 15, we extend performance and operating cost guarantees beyond our normal warranty and service policies for extended periods in some of our products. We have accrued our estimate of the liability that may result under these guarantees and for service costs, which are probable and can be reasonably estimated.

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

Note 18: Segment Financial Data

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

Segment Information. Total sales by segment include intersegment sales, which are generally made at prices approximating those that the selling entity is able to obtain on external sales. Segment information for the years ended December 31 is as follows:

	Net Sales			Operating Profits
(Dollars in millions)	2010	2009	2008	2010	2009	2008
Otis	$11,579	$11,723	$12,884	$2,575	$2,447	$2,477
Carrier	11,386	11,335	14,817	1,062	740	1,316
UTC Fire & Security	6,490	5,503	6,446	714	493	542
Pratt & Whitney	12,935	12,392	13,849	1,987	1,835	2,122
Hamilton Sundstrand	5,608	5,560	6,127	918	857	1,099
Sikorsky	6,684	6,287	5,346	716	608	478
Total segment	54,682	52,800	59,469	7,972	6,980	8,034
Eliminations and other	(356)	(375)	(350)	(409)	(255)	(117)
General corporate expenses	—	—	—	(377)	(348)	(408)
Consolidated	$54,326	$52,425	$59,119	$7,186	$6,377	$7,509

	Total Assets			Capital Expenditures			Depreciation & Amortization
(Dollars in millions)	2010	2009	2008	2010	2009	2008	2010	2009	2008
Otis	$8,097	$7,908	$7,731	$55	$67	$150	$211	$204	$203
Carrier	9,472	9,804	10,810	138	90	191	183	191	194
UTC Fire & Security	12,365	10,304	10,022	96	72	95	274	214	238
Pratt & Whitney	10,139	10,063	10,018	321	288	412	340	329	368
Hamilton Sundstrand	8,540	8,509	8,648	117	114	141	172	174	178
Sikorsky	4,521	4,167	3,985	108	95	165	83	68	62
Total segment	53,134	50,755	51,214	835	726	1,154	1,263	1,180	1,243
Eliminations and other	5,359	5,007	5,623	30	100	62	93	78	78
Consolidated	$58,493	$55,762	$56,837	$865	$826	$1,216	$1,356	$1,258	$1,321

Geographic External Sales and Operating Profit. Geographic external sales and operating profits are attributed to the geographic regions based on their location of origin. U.S. external sales include export sales to commercial customers outside the U.S. and sales to the U.S. government, commercial and affiliated customers, which are known to be for resale to customers outside the U.S. Long-lived assets are net fixed assets attributed to the specific geographic regions.

	External Net Sales			Operating Profits			Long-Lived Assets
(Dollars in millions)	2010	2009	2008	2010	2009	2008	2010	2009	2008
United States Operations	$28,911	$27,990	$29,208	$4,112	$3,771	$3,945	$3,013	$3,096	$3,198
International Operations
Europe	11,957	12,216	15,129	1,872	1,743	2,219	1,282	1,346	1,347
Asia Pacific	7,986	7,173	8,218	1,229	990	1,037	839	845	800
Other	5,374	4,991	6,432	759	476	833	804	714	671
Eliminations and other	98	55	132	(786)	(603)	(525)	342	363	332
Consolidated	$54,326	$52,425	$59,119	$7,186	$6,377	$7,509	$6,280	$6,364	$6,348

Sales from U.S. operations include export sales as follows:

(Dollars in millions)	2010	2009	2008
Europe	$2,188	$2,089	$2,180
Asia Pacific	2,721	2,430	2,221
Other	2,815	2,477	2,861
	$7,724	$6,996	$7,262

Major Customers. Net Sales include sales under prime contracts and subcontracts to the U.S. government, primarily related to Pratt & Whitney, Hamilton Sundstrand and Sikorsky products, as follows:

(Dollars in millions)	2010	2009	2008
Pratt & Whitney	$4,081	$3,942	$3,804
Hamilton Sundstrand	1,137	1,230	1,089
Sikorsky	4,529	3,979	3,063
Other	153	127	35
	$9,900	$9,278	$7,991

Selected Quarterly Financial Data (Unaudited)

	2010 Quarters				2009 Quarters
(Dollars in millions, except per share amounts)	First	Second	Third	Fourth	First	Second	Third	Fourth
Net Sales	$12,040	$13,802	$13,620	$14,864	$12,199	$13,060	$13,187	$13,979
Gross margin	3,308	3,787	3,953	3,864	3,092	3,459	3,351	3,662
Net income attributable to common shareowners	866	1,110	1,198	1,199	722	976	1,058	1,073
Earnings per share of Common Stock:
Basic – net income	$.95	$1.22	$1.32	$1.33	$.79	$1.06	$1.15	$1.17
Diluted – net income	$.93	$1.20	$1.30	$1.31	$.78	$1.05	$1.14	$1.15

Comparative Stock Data (Unaudited)

	2010			2009
Common Stock	High	Low	Dividend	High	Low	Dividend
First quarter	$74.85	$65.01	$.425	$55.51	$37.40	$.385
Second quarter	$77.09	$62.88	$.425	$56.99	$42.06	$.385
Third quarter	$73.81	$63.62	$.425	$63.72	$49.00	$.385
Fourth quarter	$79.70	$70.23	$.425	$70.89	$59.31	$.385

Our common stock is listed on the New York Stock Exchange. The high and low prices are based on the Composite Tape of the New York Stock Exchange. There were approximately 24,784 registered shareholders at January 31, 2011.

Performance Graph (Unaudited)

The following graph presents the cumulative total shareholder return for the five years ending December 31, 2010 for our common stock, as compared to the Standard & Poor’s 500 Stock Index and to the Dow Jones 30 Industrial Average. Our common stock price is a component of both indices. These figures assume that all dividends paid over the five-year period were reinvested, and that the starting value of each index and the investment in common stock was $100.00 on December 31, 2005.

	December
	2005	2006	2007	2008	2009	2010
United Technologies Corporation	$100.00	$113.66	$141.44	$101.23	$134.93	$156.83
S&P 500 Index	$100.00	$115.79	$122.16	$76.96	$97.33	$111.99
Dow Jones Industrial Average	$100.00	$119.03	$129.58	$88.23	$108.21	$123.42

BOARD OF DIRECTORS

Louis R. Chênevert

Chairman & Chief

Executive Officer

United Technologies

Corporation

(Diversified Manufacturer)

John V. Faraci

Chairman and Chief

Executive Officer

International Paper

(Paper, Packaging and

Distribution)

Jean-Pierre Garnier

Operating Partner

Advent International

(Global Private Equity Firm)

Retired Chief Executive Officer

GlaxoSmithKline

Jamie S. Gorelick

Partner

WilmerHale

(Law Firm)

Former Deputy Attorney

General of the United States

Former General Counsel of

the Department of Defense

Edward A. Kangas

Former Chairman and CEO,

Deloitte, Touche, Tohmatsu

(Audit and Tax Services)

Ellen J. Kullman

Chair of the Board & CEO

DuPont

(Diversified Chemicals and Materials)

Charles R. Lee

Retired Chairman and

Co-Chief Executive Officer Verizon Communications

(Telecommunications)

Richard D. McCormick

Retired Chairman, President

and Chief Executive Officer

US West, Inc.

(Telecommunications)

Harold McGraw III

Chairman, President and

Chief Executive Officer

The McGraw-Hill

Companies

(Global Information Services)

Richard B. Myers

General, U.S. Air Force (Ret.)

and former Chairman of the

Joint Chiefs of Staff

(Military Leadership)

H. Patrick Swygert

President Emeritus

Howard University

(Educational Institution)

André Villeneuve

Chairman, International Regulatory Strategy Group, City of London

(Advisory Group)

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

Ellen J. Kullman

Richard B. Myers

André Villeneuve

Christine Todd Whitman

Committee on Nominations and Governance

Richard D. McCormick, Chair

John V. Faraci

Jean-Pierre Garnier

Charles R. Lee

Harold McGraw III

Christine Todd Whitman

Public Issues Review Committee

Christine Todd Whitman, Chair

Jean-Pierre Garnier

Jamie S. Gorelick

Ellen J. Kullman

Harold McGraw III

Richard B. Myers

H. Patrick Swygert

André Villeneuve

LEADERSHIP

Paul R. Adams

Senior Vice President,

Engineering, Pratt & Whitney

David Adler

President,

Sikorsky Aerospace Services

David G. Appel

President,

Carrier Transicold

Mark J. Barry

President,

Global Security Products,

UTC Fire & Security

Alain M. Bellemare

President,

Hamilton Sundstrand

Richard H. Bennett, Jr.

Vice President, Environment, Health & Safety

Warren M. Boley, Jr.

President, Military Engines,

Pratt & Whitney

Carey E. Bond

President, Sikorsky Global Helicopters and

Chief Marketing Officer

J. Thomas Bowler, Jr.

Senior Vice President,

Human Resources and

Organization

Matthew F. Bromberg

Vice President and

General Manager,

Customer Service,

Hamilton Sundstrand

William M. Brown

President,

UTC Fire & Security

Scott A. Buckhout

President,

Global Fire Products,

UTC Fire & Security

Louis R. Chênevert

Chairman & Chief Executive Officer

Peter C. Christman, Jr.

President, Pratt & Whitney

Power Systems

Geraud Darnis

President, Carrier

Nancy M. Davis

Vice President and

Chief Information Officer

Pierre Dejoux

President, South Asia Pacific

and Gulf, Otis

Philippe Delpech

President, EMEA Carrier

John J. Doucette

President, Industrial,

Hamilton Sundstrand

Eileen P. Drake

Vice President, Operations

Michael R. Dumais

Vice President, Operations,

Hamilton Sundstrand

Charles D. Gill, Jr.

Senior Vice President and

General Counsel

David L. Gitlin

President, Aerospace Customers and Business Development,

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

Counsel

Todd J. Kallman

President, Commercial

Engines and Global Services, Pratt & Whitney

Ervin F. Lauterbach

President, Building Systems

and Services,

North America, Carrier

Robert F. Leduc

President, 787, Space Systems

and U.S. Classified Programs,

Hamilton Sundstrand

Peter F. Longo

Vice President, Controller

James G. Maser

President,

Pratt & Whitney Rocketdyne

Michael B. Maurer

President, Sikorsky Military Systems

Robert J. McDonough

President, Residential and

Commercial Systems,

North America, Carrier

J. Michael McQuade

Senior Vice President,

Science and Technology

Didier Michaud-Daniel

President, Otis

Raymond J. Moncini

Senior Vice President,

Operations, Carrier

Michael A. Monts

Vice President,

Business Practices

David E. Parekh

Vice President, Research and Director, United Technologies

Research Center

Jeffrey P. Pino

President, Sikorsky

Thomas I. Rogan

Vice President, Treasurer

Kelly Romano

Senior Vice President,

Sales and Marketing,

UTC Fire & Security

John Saabas

President,

Pratt & Whitney Canada

Pedro Sainz de Baranda

President, South Europe and Mediterranean, Otis

Ross B. Shuster

President, HVAC Asia, Carrier

Tobin J. Treichel

Vice President, Tax

Charles Vo

President, North Asia

Pacific, Otis

Gregg Ward

Senior Vice President,

Government Affairs

Randal E. Wilcox

President, North and

South America, Otis

SHAREOWNER INFORMATION

Corporate Office

United Technologies Corporation

United Technologies Building

Hartford, Connecticut 06101

Telephone: 860.728.7000

This report is made available to shareowners in advance of the annual meeting of shareowners to be held at 2 p.m., April 13, 2011, in Phoenix, Arizona. The proxy statement will be made available to shareowners on or about February 25, 2011, at which time proxies for the meeting will be requested.

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

Website: www.computershare.com/investor

TDD: 1.800.952.9245

Telecommunications device for the hearing impaired.

Certifications

UTC has included as Exhibit 31 to its Annual Report on Form 10-K for fiscal year 2010 filed with the Securities and Exchange Commission certificates of its Chief Executive Officer, Chief Financial Officer and Controller certifying, among other things, the information contained in the Form 10-K.

Annually UTC submits to the New York Stock Exchange (NYSE) a certificate of UTC’s Chief Executive Officer certifying that he was not aware of any violation by UTC of NYSE corporate governance listing standards as of the date of the certification.

Dividends

Dividends are usually paid on the 10th day of March, June, September and December.

Electronic Access

Rather than receiving mailed copies, registered shareowners may sign up at the following website for electronic communications, including annual meeting materials, stock plan statements and tax documents: www.computershare-na.com/green.

For annual meeting materials, your enrollment is revocable until a week before each year’s record date for the annual meeting. Beneficial shareowners may be able to request electronic access by contacting their broker or bank, or Broadridge Financial Solutions at: http://enroll.icsdelivery.com/utc.

Additional Information

Shareowners may obtain a copy of the UTC Annual Report on Form 10-K for fiscal year 2010 filed with the Securities and Exchange Commission by writing to:

Corporate Secretary

United Technologies Corporation

United Technologies Building

Hartford, Connecticut 06101

For additional information about UTC, please contact Investor Relations at the above corporate office address or visit our website at: www.utc.com.

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