Form 10-K, Exhibit 13
period 2011-12-31
UNITED TECHNOLOGIES CORP /DE/
filed 2012-02-09
CIK 101829

Exhibit 13

FIVE-YEAR SUMMARY

(Dollars in millions, except per share amounts)	2011	2010	2009	2008	2007

FOR THE YEAR
Net sales	$58,190	$54,326	$52,425	$59,119	$54,876
Research and development	2,058	1,746	1,558	1,771	1,678
Restructuring costs	336	443	830	357	166
Net income	5,374	4,711	4,179	5,053	4,548
Net income attributable to common shareowners	4,979	4,373	3,829	4,689	4,224
Earnings per share:
Basic:
Net income attributable to common shareowners	5.58	4.82	4.17	5.00	4.38
Diluted:
Net income attributable to common shareowners	5.49	4.74	4.12	4.90	4.27
Cash dividends per common share	1.87	1.70	1.54	1.35	1.17
Average number of shares of Common Stock outstanding:
Basic	892	908	917	938	964
Diluted	907	923	929	956	989
Cash flow from operations	6,590	5,906	5,353	6,161	5,330
Capital expenditures	983	865	826	1,216	1,153
Acquisitions, including debt assumed[4]	372	2,797	703	1,448	2,336
Repurchases of Common Stock	2,175	2,200	1,100	3,160	2,001
Dividends paid on Common Stock[1]	1,602	1,482	1,356	1,210	1,080

AT YEAR END
Working capital	$7,142	$5,778	$5,281	$4,665	$4,602
Total assets[4]	61,452	58,493	55,762	56,837	54,888
Long-term debt, including current portion[2]	9,630	10,173	9,490	10,453	8,063
Total debt[2]	10,260	10,289	9,744	11,476	9,148
Total debt to total capitalization[2]	31%	32%	32%	41%	29%
Total equity[2]	22,820	22,332	20,999	16,681	22,064
Number of employees[3,4]	199,900	208,200	206,700	223,100	225,600

Note 1	Excludes dividends paid on Employee Stock Ownership Plan Common Stock.

Note 2	The increase in the 2008 debt to total capitalization ratio, as compared to 2007, reflects unrealized losses of approximately $4.2 billion, net of taxes, associated with the effect of market conditions on our pension plans, and the 2008 debt issuances totaling $2.25 billion. The decrease in the 2009 debt to total capitalization ratio, as compared to 2008, reflects the reversal of unrealized losses in our pension plans of approximately $1.1 billion, the beneficial impact of foreign exchange rate movement of approximately $1.0 billion, and the reduction of approximately $1.7 billion of total debt.

Note 3	The decrease in 2011, as compared with 2010, includes the impact of divestitures primarily within the UTC Fire & Security and Carrier segments, as well as headcount reductions associated with restructuring actions across UTC.

Note 4	The increase in 2010, as compared with 2009, includes the impact of acquisitions across the company, most notably the 2010 acquisition of the GE Security business within the UTC Fire & Security segment. The increase in the number of employees in 2010 associated with acquisition activity was partially offset by headcount reductions associated with restructuring actions across UTC.

1

MANAGEMENT’S DISCUSSION AND ANALYSIS

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

BUSINESS OVERVIEW

We are a global provider of high technology products and services to the building systems and aerospace industries. Our operations for the periods presented herein are classified into six principal business segments: Otis, Carrier, UTC Fire & Security, Pratt & Whitney, Hamilton Sundstrand and Sikorsky. Otis, Carrier and UTC Fire & Security are collectively referred to as the “commercial businesses,” while Pratt & Whitney, Hamilton Sundstrand and Sikorsky are collectively referred to as the “aerospace businesses.” Certain reclassifications have been made to the prior year amounts to conform to the current year presentation.

On September 28, 2011, we announced a new organizational structure to better serve customers and to drive growth and achieve greater efficiencies through integration across certain product lines. This new structure combines Carrier and UTC Fire & Security into a new segment called UTC Climate, Controls & Security. Beginning with the first quarter of 2012, Carrier and UTC Fire & Security will report combined financial and operational results as part of this new segment. As part of this new organizational structure, we also created UTC Propulsion & Aerospace Systems, a new organization consisting of Pratt & Whitney and Hamilton Sundstrand. Pratt & Whitney and Hamilton Sundstrand will continue to report their financial and operational results as separate segments, which is consistent with how we will allocate resources and measure the financial performance of these businesses. We have reported our financial and operational results for the periods presented herein under the six principal segments noted above, consistent with how we have reviewed our business operations for decision-making purposes, resource allocation and performance assessment during 2011.

Our consolidated net sales were derived from the commercial and aerospace businesses as follows (sales from Hamilton Sundstrand’s and Pratt & Whitney’s industrial markets are included in “commercial and industrial”):

	12345	12345	12345
	2011	2010	2009

Commercial and industrial	58%	57%	58%
Military aerospace and space	20%	21%	21%
Commercial aerospace	22%	22%	21%
	100%	100%	100%

In each of 2011, 2010 and 2009, approximately 58% of our consolidated sales were original equipment and 42% were aftermarket parts and services.

Our worldwide operations can be affected by industrial, economic and political factors on both a regional and global level. To limit the impact of any one industry, or the economy of any single country on our consolidated operating results, our strategy has been, and continues to be, the maintenance of a balanced and diversified portfolio of businesses. Our businesses include both commercial and aerospace operations, original equipment manufacturing (OEM) and extensive related aftermarket parts and services businesses, as well as the combination of shorter cycles at Carrier and in our commercial aerospace aftermarket businesses, and longer cycles at Otis and at our aerospace OEM businesses. Our customers include companies in the private sector and governments, and our businesses reflect an extensive geographic diversification that has evolved with the continued globalization of world economies. The composition of net sales from outside the United States, including U.S. export sales to these regions, in U.S. Dollars and as a percentage of total segment sales, is as follows:

	12345	12345	12345	12345	12345	12345
(Dollars in millions)	2011	2010	2009	2011	2010	2009

Europe	$12,601	$11,957	$12,216	22%	22%	23%
Asia Pacific	9,394	7,986	7,173	16%	15%	14%
Other Non-U.S.	5,380	5,374	4,991	9%	10%	9%
U.S. Exports	7,957	7,296	6,996	14%	13%	13%
International segment sales	$35,332	$32,613	$31,376	61%	60%	59%

As part of our growth strategy, we invest in businesses in certain countries that carry high levels of currency, political and/or economic risk, such as Argentina, Brazil, China, India, Mexico, Russia, South Africa and countries in the Middle East. At December 31, 2011, the net assets in any one of these countries did not exceed 7% of consolidated shareowners’ equity.

Although the global economy improved in 2011 as compared with 2010, signs of recovery experienced early in 2011 began losing momentum later in the year, reflecting concerns about the deepening sovereign debt crisis in Europe and the political climate in Washington, D.C. As a result of persistent high unemployment in the United States (U.S.) and Europe, a weak U.S. housing market, government budget reduction plans, and the European sovereign debt crisis, growth within developed economies remains low. In 2011, world gross domestic product growth was approximately 3%, with growth led by emerging markets, and we expect emerging markets will continue growing in 2012, although at a moderating pace. Despite ongoing uncertainty in the world economy, global aerospace markets are trending favorably with commercial airline traffic, pricing, and capacity utilization increasing, and major airframe manufacturers expecting record delivery levels in 2012. Although we expect commercial construction in Europe to be flat in 2012 as compared with 2011, we are beginning to see a slight recovery in North America. Globally, construction markets remain generally weak, with the exception of some emerging markets. The European economy remains an uncertainty as we enter 2012, with continued volatility in the Euro. Although we do not have any significant direct exposure to European sovereign debt, we do generate approximately 26% of our net sales, including U.S. exports, from Europe. Therefore, continued economic decline in Europe could have a significant adverse impact on our financial results especially if coupled with further declines in the Euro or other foreign

2

MANAGEMENT’S DISCUSSION AND ANALYSIS

currencies. As noted above, we generated approximately 61% of our sales from outside the U.S., including U.S. export sales, in 2011. Exchange rates therefore could have a significant impact on sales and operating profits as foreign currency results are translated into U.S. Dollars for financial reporting.

In line with the slowing world economy in 2011, our short cycle shipments and order rates were mixed across our businesses. In 2011, as compared with 2010, commercial aerospace spares orders at Pratt & Whitney increased 8% while Hamilton Sundstrand’s commercial aerospace orders grew 22%. Conversely, Carrier’s North American residential HVAC orders declined approximately 3% in 2011, yet within our longer cycle business, Otis’ new equipment orders grew 15% in 2011 as compared with 2010, despite declines in North America and slower growth in China late in 2011. Although economies in China, India and Brazil have recently shown signs of slowing, growth rates in these and other emerging markets generally remain well above those of developed economies.

Led by strength in Carrier’s transportation refrigeration business and improved aftermarket volume in the aerospace businesses, our sales grew 6% organically in 2011. We expect organic sales growth in 2012 to be 2% to 4% reflecting a strong opening backlog and continued strength in the aerospace businesses, tempered by generally lower order growth rates in our commercial businesses.

Although we expect an increase in organic growth, which, if realized, would contribute to operating profit growth, we also continue to invest in new platforms and new markets to position us for additional growth, while remaining focused on structural cost reduction, operational improvements and disciplined cash redeployment. These actions contributed to our earnings growth and operating profit margin expansion during 2011 and positioned us for future earnings growth as the global economy recovers. We undertook a significant restructuring initiative in early 2009 to reduce structural and overhead costs across all of our businesses in order to help mitigate the adverse volume impact that resulted from the global economic crisis. Restructuring costs totaled $336 million, $443 million and $830 million in 2011, 2010 and 2009, respectively. As a result of these restructuring actions, continued focus on cost reductions and increasing sales volumes, segment operating margin increased 80 basis points from 14.6% in 2010 to 15.4% in 2011. This year-over-year increase includes a 30 basis point net benefit from lower restructuring charges and non-recurring items. While we expect to benefit in 2012 from cost reductions realized on the restructuring actions undertaken in prior years, we also expect an adverse impact on operating profits in 2012 from net commodity cost increases of approximately $50 million and incremental research and development investment of approximately $150 million.

As discussed below in “Results of Operations,” operating profit in each of 2011 and 2010 includes the impact from non-recurring items such as the adverse effect of asset impairment charges, and the beneficial impact of gains from business divestiture activities, primarily those related to

Carrier’s ongoing portfolio transformation. Our earnings growth strategy contemplates earnings from organic sales growth, including growth from new product development and product improvements, structural cost reductions, operational improvements, and incremental earnings from our investments in acquisitions. We invested $372 million (including debt assumed of $15 million) and $2.8 billion (including debt assumed of $39 million) in the acquisition of businesses across the entire company in 2011 and 2010, respectively. Acquisitions completed in 2011 consisted principally of a number of smaller acquisitions in both our aerospace and commercial businesses. Our investment in businesses in 2010 principally reflected the acquisitions of the General Electric (GE) Security business and Clipper Windpower Plc (Clipper).

On September 21, 2011, we announced an agreement to acquire Goodrich Corporation (Goodrich), a global supplier of systems and services to the aerospace and defense industry with 2010 sales of $7 billion. Under the terms of the agreement, Goodrich shareholders will receive $127.50 in cash for each share of Goodrich common stock they own at the time of the closing of the transaction. This equates to a total estimated enterprise value of $18.4 billion, including $1.9 billion in net debt to be assumed. The transaction is subject to customary closing conditions, including regulatory approvals and Goodrich shareholder approval. We expect that this acquisition will close in mid-2012. Goodrich products include aircraft nacelles and interior systems, actuation and landing systems, and electronic systems. Once the acquisition is complete, Goodrich and Hamilton Sundstrand will be combined to form a new segment named UTC Aerospace Systems. This segment and our Pratt & Whitney segment will be separately reportable segments although they will both be included within the UTC Propulsion & Aerospace Systems organizational structure. We expect the increased scale, financial strength and complementary products of the new combined business will strengthen our position in the aerospace and defense industry. Further, we expect that this acquisition will enhance our ability to support our customers with more integrated systems.

In connection with the pending acquisition of Goodrich, we are evaluating a number of financing structures that will likely include some level of short- and long-term debt, equity issuance and cash. We intend to maintain our strong existing credit rating and minimize future share count dilution on earnings per share by targeting the equity component to comprise no more than 25% of the total financing (excluding the amount of debt assumed). As part of this assessment, we are also evaluating the potential disposition of a number of our non-core businesses to generate cash and minimize the level of future debt or equity issuances. While certain potential disposition candidates have been identified, no actions have yet been committed to, and no businesses currently meet the “held-for-sale” criteria. However, during 2012, it is possible that management will commit to the disposition of one or more of these businesses which may result in impairment charges or gains/losses that are realized upon disposition. Any such gains or losses could be significant to UTC’s results of operations during the period incurred.

3	2011 ANNUAL REPORT	29

MANAGEMENT’S DISCUSSION AND ANALYSIS

On October 12, 2011, Pratt & Whitney and Rolls-Royce plc (Rolls-Royce), a participant in the IAE International Aero Engines AG (IAE) collaboration, announced an agreement to restructure their interests in IAE. Under the terms of the agreement, Rolls-Royce will sell its interests in IAE and license its V2500 intellectual property in IAE to Pratt & Whitney for $1.5 billion plus an agreed payment contingent on each hour flown by V2500-powered aircraft in service at the closing date during the fifteen year period following closing of the transaction. Consummation of this restructuring is subject to regulatory approvals and other closing conditions. The acquisition of the additional interests in IAE will give Pratt & Whitney a controlling interest with approximately 66% ownership. Upon closing, we anticipate Pratt & Whitney will begin consolidating IAE. The acquisition of the additional interests in IAE and the intellectual property licenses will be reflected as intangible assets and amortized in relation to the economic benefits received over the projected remaining life of the V2500 program.

Also, on October 12, 2011, Pratt & Whitney and Rolls-Royce announced an agreement to form a new joint venture, in which each will hold an equal share, to develop new engines to power the next generation of 120 to 230 passenger mid-size aircraft that will replace the existing fleet of mid-size aircraft currently in service or in development. With this new joint venture, Pratt & Whitney and Rolls-Royce will focus on high-bypass ratio geared turbofan technology as well as collaborate on future studies of next generation propulsion systems. Pursuant to the agreement, the formation of this new venture is subject to regulatory approvals and other closing conditions, including completion of the restructuring of the parties’ interests in IAE. We expect the restructuring of the parties’ interests in IAE to be completed in mid-2012. The closing of the new joint venture may take a substantially longer period of time to complete.

Both acquisition and restructuring costs associated with a business combination are expensed as incurred. Depending on the nature and level of acquisition activity, earnings could be adversely impacted due to acquisition and restructuring actions initiated in connection with the integration of the acquisitions.

In addition to the foregoing, the combination of Carrier and UTC Fire & Security into a new segment to be called UTC Climate, Controls & Security, and the realignment of reporting units required by this combination, along with the potential disposition of certain businesses in connection with this combination, will necessitate a re-evaluation of goodwill allocations. Depending upon the resulting cash flows, including those generated from the disposition of any businesses, goodwill impairment charges could be incurred and could be significant to UTC’s results of operations during the period incurred.

For additional discussion of acquisitions and restructuring, see “Liquidity and Financial Condition,” “Restructuring Costs” and Notes 2 and 12 to the Consolidated Financial Statements.

RESULTS OF OPERATIONS

Net Sales

	123456	123456	123456
(Dollars in millions)	2011	2010	2009

Net sales	$58,190	$54,326	$52,425
Percentage change year-over-year	7.1%	3.6%	(11.3)%

The 7% increase in consolidated net sales in 2011, as compared with 2010, reflects organic sales growth (6%), the beneficial impact of foreign currency translation (2%) and the adverse impact of net divestitures (1%) resulting from the portfolio transformation efforts undertaken at Carrier. As discussed above in the “Business Overview,” all segments experienced organic sales growth during 2011, led by Sikorsky (10%), Hamilton Sundstrand (9%), and Carrier (9%). The organic sales growth at Sikorsky was primarily attributable to higher military OEM and aftermarket sales, while the organic sales growth at Hamilton Sundstrand was a result of higher volumes in both the aerospace and industrial businesses. Carrier’s organic sales growth was driven primarily by the recovery in the transport refrigeration market. The organic sales growth in the remaining businesses reflected higher commercial sales and aftermarket volume at Pratt & Whitney, higher new equipment volumes in emerging markets for Otis, and strength within the products business at UTC Fire & Security.

The 4% increase in consolidated net sales in 2010, as compared with 2009, reflects organic sales growth (2%), the beneficial impact of foreign currency translation (1%) and the impact of net acquisitions (1%). The impact of net acquisitions primarily reflects the acquisition of the GE Security business at UTC Fire & Security, net of the impact of dispositions from the portfolio transformation efforts undertaken at Carrier. The organic sales increase was largely led by Carrier and Sikorsky. These organic increases were partially offset by organic sales contraction at both Otis and UTC Fire & Security. The organic sales growth at Carrier was driven by continuing strength in the transport refrigeration business, while Sikorsky’s growth was primarily attributable to higher military sales. The organic contraction at Otis was due to a decline in new equipment sales as a result of continued commercial and residential market weakness. In addition, the decline at UTC Fire & Security reflected contraction in the service and install business as a result of weak economic conditions in principal markets.

Cost of Products and Services Sold

	123456	123456	123456
(Dollars in millions)	2011	2010	2009

Cost of products sold	$31,026	$28,956	$28,905
Percentage of product sales	75.1%	74.9%	77.4%

Cost of services sold	$11,127	$10,458	$9,956
Percentage of service sales	65.8%	66.7%	66.0%

Total cost of products and services sold	$42,153	$39,414	$38,861
Percentage change year-over-year	6.9%	1.4%	(10.9)%

MANAGEMENT’S DISCUSSION AND ANALYSIS

The factors contributing to the total percentage change year-over-year in total cost of products and services sold are as follows:

	2011	2010

Organic volume	6%	1%
Foreign currency translation	2%	1%
Acquisitions and divestitures, net	(1)%	—
Restructuring	—	(1)%
Total % Change	7%	1%

Total cost of products and services sold increased organically (6%) at a rate consistent with organic sales growth (6%). The beneficial impact of cost reductions and productivity gains were partially offset by higher commodity, pension, and warranty costs in 2011.

Both total cost of products and services sold and overall sales volumes increased in 2010, as compared with 2009, as a result of higher year-over-year sales volumes. Total cost of products and services sold increased organically (1%) at a rate lower than organic sales growth of 2% reflecting the beneficial impact from operational improvements, cost savings and restructuring actions taken.

Gross Margin

(Dollars in millions)	2011	2010	2009

Gross margin	$16,037	$14,912	$13,564
Percentage of net sales	27.6%	27.4%	25.9%

Gross margin as a percentage of sales increased 20 basis points, in 2011 as compared with 2010, driven primarily by increased volumes and lower cost of sales resulting from continued focus on cost reductions, savings from previously initiated restructuring actions and net operational efficiencies. The beneficial impacts of the absence of asset impairment charges (10 basis points) recorded at Carrier and Hamilton Sundstrand in 2010 and lower year-over-year restructuring charges (20 basis points) were partially offset by higher warranty costs at Hamilton Sundstrand in 2011.

Gross margin as a percentage of sales increased 150 basis points in 2010 relative to 2009. The increase was driven primarily by higher volumes and lower cost of sales resulting from continued focus on cost reductions, savings from previously initiated restructuring actions and net operational efficiencies. Gross margin as a percentage of sales in 2010 also reflects the benefits of the shift in mix from new equipment sales to higher margin service sales at Otis, the increase in higher margin aerospace aftermarket sales at the aerospace businesses, and the beneficial impact from net acquisition/disposition activity. The beneficial impact of lower year-over-year restructuring charges (20 basis points) was offset by the adverse impact of asset impairment charges (20 basis points) recorded in 2010, related to disposition activity at Carrier and Hamilton Sundstrand.

Research and Development

(Dollars in millions)	2011	2010	2009

Company-funded	$2,058	$1,746	$1,558
Percentage of net sales	3.5%	3.2%	3.0%

Customer-funded	$1,768	$1,890	$2,095
Percentage of net sales	3.0%	3.5%	4.0%

Research and development spending is subject to the variable nature of program development schedules and, therefore, year-over-year variations in spending levels are expected. The majority of the company-funded spending is incurred by the aerospace businesses and relates largely to the next generation product family at Pratt & Whitney, the Boeing 787 program at Hamilton Sundstrand, and various programs at Sikorsky. The year-over-year increase in company-funded research and development in 2011, compared with 2010, primarily reflects increases at Pratt & Whitney associated with the next generation product family. The increase in company-funded research and development in 2010, compared with 2009, principally reflects increases at Pratt & Whitney associated with the next generation product family, increases at both Hamilton Sundstrand and Sikorsky as they continue to ramp up new product development programs, and an increase at UTC Fire & Security related to the acquisition in 2010 of the GE Security business.

Company-funded research and development spending for 2012 is expected to increase by approximately $150 million from 2011 levels as a result of our continued focus on developing new technologies, led by Pratt & Whitney.

The decrease in customer-funded research and development in both 2011 and 2010, as compared with prior years, was primarily driven by a decrease at Pratt & Whitney related to a reduction in development spending on the Joint Strike Fighter program.

Selling, General and Administrative

(Dollars in millions)	2011	2010	2009

Selling, general and administrative	$6,464	$6,024	$6,036
Percentage of net sales	11.1%	11.1%	11.5%

The increase in selling, general and administrative expenses in 2011, as compared with 2010, is due primarily to the impact of acquisitions completed over the year, including the acquisition of the GE Security business in March 2010 and the acquisition of Clipper in December 2010, adverse foreign exchange translation, and higher pension related costs.

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

5	2011 ANNUAL REPORT	31

MANAGEMENT’S DISCUSSION AND ANALYSIS

Other Income, Net

	12345	12345	12345
(Dollars in millions)	2011	2010	2009

Other income, net	$584	$44	$407

Other income, net includes the operational impact of equity earnings in unconsolidated entities, royalty income, foreign exchange gains and losses as well as other ongoing and non-recurring items. The year-over-year change in other income, net in 2011, as compared with 2010, largely reflects an approximately $55 million net year-over-year increased gain resulting from Carrier’s ongoing portfolio transformation, $41 million gain from the sale of an equity investment at Pratt & Whitney, a $73 million gain on the contribution of a Sikorsky business into a new venture in the United Arab Emirates, a $123 million increase in income from joint ventures, $79 million in other, net gains from divestitures, as well as the absence of the $159 million other-than-temporary impairment charge of our equity investment in Clipper, all of which was partially offset by $66 million other-than-temporary impairment charge on an equity investment at UTC Fire & Security, and $45 million of reserves established for legal matters.

The year-over-year change in other income, net in 2010, as compared with 2009 largely reflects a $159 million other-than-temporary impairment charge recorded in 2010 on our then equity investment in Clipper in order to bring the investment to market value, the absence of an approximately $60 million gain recognized in 2009 from the contribution of the majority of Carrier’s U.S. Residential Sales and Distribution business into a new venture, the absence of a $52 million gain recognized in 2009 at Otis on the re-measurement to fair value of an interest in a joint venture as well as the absence of gains from 2009 related to business divestiture activity across the company. The decline in other income, net year-over-year also reflects the adverse impact from an approximately $30 million valuation allowance charge recorded in 2010 related to an unconsolidated foreign venture at Carrier, equity losses associated with our recently acquired Clipper business, and costs associated with the early extinguishment of debt in 2010. These adverse impacts were partially offset by a $21 million non-taxable gain recognized in the fourth quarter of 2010 on the re-measurement to fair value of our previously held equity interest in Clipper resulting from the purchase of a controlling interest.

Interest Expense, Net

	12345	12345	12345
(Dollars in millions)	2011	2010	2009

Interest expense	$673	$750	$705
Interest income	(179)	(102)	(88)
Interest expense, net	$494	$648	$617

Average interest expense rate during the year on:
Short-term borrowings	2.0%	1.8%	3.1%
Total debt	5.6%	5.6%	5.8%

Interest expense decreased in 2011, as compared with 2010, primarily as a result of the full year absence of interest associated with the repayment and early redemptions of long-term debt in 2010 and the absence of interest expense on long-term debt that was redeemed early in 2011, partially offset by the full year interest incurred on long-term debt issued in 2010. Interest expense on our long-term debt decreased as a result of the repayment at maturity in May 2010 of our $600 million of 4.375% notes due 2010, the early redemption in June 2010 of the entire $500 million outstanding principal amount of our 7.125% notes that would have otherwise been due November 2010, and the early redemption in September 2010 of the entire $500 million outstanding principal amount of our 6.350% notes that would have otherwise been due March 2011, and as a result of the early redemption in December 2011 of the entire $500 million outstanding principal amount of our 6.100% notes that would otherwise have been due May 15, 2012. This impact was partially offset by the full year impact from the issuance of two series of fixed rate long-term notes totaling $2.25 billion in February 2010. Lower interest charges related to our deferred compensation plan and lower interest accrued on unrecognized tax benefits also contributed to the overall interest expense decline. Interest income increased in 2011, as compared with 2010, as a result of favorable pre-tax interest adjustments of approximately $89 million related to the settlement of U.S. federal income tax refund claims for years prior to 2004, partially offset by the absence of a favorable pre-tax interest adjustment of approximately $24 million associated with the resolution of an uncertain temporary tax item in the second quarter of 2010.

The increase in interest expense in 2010, as compared with 2009, largely reflects the impact of long-term debt issuances during the course of the year, partially offset by the absence of interest associated with the early redemption and repayment of long-term debt in 2010. Interest expense on our long-term debt increased as a result of the issuance of two series of fixed rate long-term notes totaling $2.25 billion in February 2010 (see further discussion in the “Liquidity and Financial Condition” section). This impact was partially offset by the absence of interest associated with the repayment at maturity in May 2010 of our $600 million of 4.375% notes due 2010, the early redemption in June 2010 of the entire $500 million outstanding principal amount of our 7.125% notes that would have otherwise been due November 2010, and the early redemption in September 2010 of the entire $500 million outstanding principal amount of our 6.350% notes that would have otherwise been due March 2011. Aside from the impact of debt repayments and redemptions noted above, the additional interest associated with the issuance of the long-term debt in February 2010 was also partially offset by the absence of interest related to the repayment in June 2009 of our $400 million 6.500% notes due 2009. Interest expense also reflects the lower cost associated with our commercial paper borrowings. Interest income in 2010 includes a favorable pre-tax interest adjustment of approximately $24 million associated with the resolution of an uncertain temporary tax item in the second quarter.

MANAGEMENT’S DISCUSSION AND ANALYSIS

The weighted-average interest rate applicable to debt outstanding at December 31, 2011 was 1.5% for short-term borrowings and 5.6% for total debt as compared to 6.3% and 5.9%, respectively, at December 31, 2010. The decline in the weighted-average interest rates for short-term borrowings was due to the $455 million of commercial paper borrowings outstanding at December 31, 2011, which carries favorable interest rates. There were no commercial paper borrowings outstanding at December 31, 2010. The three month LIBOR rate as of December 31, 2011 was 0.6% and 0.3% as of both December 31, 2010 and 2009.

Income Taxes

	2011	2010	2009

Effective income tax rate	29.3%	27.9%	27.4%

The effective income tax rates for 2011, 2010 and 2009 reflect tax benefits associated with lower tax rates on international earnings, which we intend to permanently reinvest outside the United States. The 2011 effective income tax rate increased as compared to 2010, due to the absence of the repatriation of highly taxed dividends which had a net favorable impact in 2010. The 2011 effective tax rate reflects approximately $63 million of favorable income tax adjustments related to the settlement of two refund claims for years prior to 2004, as well as a favorable tax impact of $17 million related to a U.K. tax rate reduction enacted in 2011. These favorable tax adjustments are partially offset by non-deductible charges accrued in 2011.

The 2010 effective income tax rate reflects a non-recurring tax expense reduction associated with management’s decision to repatriate additional high tax dividends from 2010 earnings to the U.S. as a result of U.S. tax legislation enacted in 2010. This was partially offset by the non-deductibility of impairment charges, the adverse impact from the health care legislation related to the Medicare Part D program and other increases to UTC’s effective income tax rate.

The 2009 effective income tax rate reflects approximately $38 million of tax expense reductions relating to re-evaluation of our liabilities and contingencies based on global examination activity during the year including the Internal Revenue Service’s (IRS) completion of 2004 and 2005 examination fieldwork and our related protest filing. As a result of the global examination activity, we recognized approximately $18 million of associated pre-tax interest income adjustments during 2009.

We estimate our full year annual effective income tax rate in 2012, excluding the impact of the acquisition of Goodrich, to be approximately 29.5%, absent one-time adjustments and contingent upon the release of valuation allowances resulting from potential internal reorganizations. These internal reorganizations are separate from the creation of the UTC Climate, Controls & Security and the UTC Propulsion & Aerospace Systems organizations as described above and are a component of our ongoing efforts to improve business efficiency. We anticipate variability in the tax rate quarter to quarter with lower rates likely to occur in the second half of 2012, primarily due to the realization of tax benefits associated with these potential internal reorganizations, which, if completed, would be recognized in the second half of 2012.

For additional discussion of income taxes, see “Critical Accounting Estimates—Income Taxes” and Note 10 to the Consolidated Financial Statements.

Net Income and Earnings Per Share

(Dollars in millions, except per share amounts)	2011	2010	2009

Net income	$5,374	$4,711	$4,179
Less: Noncontrolling interest in subsidiaries’ earnings	395	338	350
Net income attributable to common shareowners	$4,979	$4,373	$3,829

Diluted earnings per share	$5.49	$4.74	$4.12

Foreign currency translation, inclusive of the net hedging impact at Pratt & Whitney Canada (P&WC) generated a net positive impact of $.11 per diluted share on our operational performance in 2011. At P&WC, the weakness of the U.S. Dollar against the Canadian Dollar during 2011 generated an adverse foreign currency translation impact as the majority of P&WC’s sales are denominated in U.S. Dollars, while a significant portion of its costs are incurred in local currencies. To help mitigate the volatility of foreign currency exchange rates on our operating results, we maintain foreign currency hedging programs, the majority of which are entered into by P&WC. As a result of hedging programs currently in place, P&WC’s 2012 full year operating results are expected to include a net adverse impact of foreign currency translation and hedging of approximately $50 million. In 2010, foreign currency generated a net positive impact on our operational results of $.12 per diluted share while in 2009, foreign currency had an adverse impact of $.22 per diluted share. For additional discussion of foreign currency exposure, see “Market Risk and Risk Management—Foreign Currency Exposures.”

Diluted earnings per share for 2011 include a net charge of $.04 per share from net restructuring and non-recurring items. Besides the restructuring charges of $336 million, non-recurring items included approximately $152 million of favorable pre-tax interest and income tax adjustments related to the settlement of U.S. federal income tax refund claims for years prior to 2004, approximately $109 million of net gains resulting from Carrier’s ongoing portfolio transformation, approximately $73 million gain recognized from the contribution of a business into a new venture in the United Arab Emirates at Sikorsky, approximately $66 million of other-than-temporary impairment charges on an equity investment at UTC Fire & Security, approximately $45 million of reserves established for legal matters, a gain of approximately $41 million recognized from the sale of an equity investment at Pratt & Whitney, and a favorable tax benefit of approximately $17 million as a result of a U.K. tax rate reduction enacted in July 2011.

7	2011 ANNUAL REPORT	33

MANAGEMENT’S DISCUSSION AND ANALYSIS

RESTRUCTURING COSTS

We recorded net pre-tax restructuring costs totaling $336 million in 2011 and $443 million in 2010 for new and ongoing restructuring actions. We recorded these charges in the segments as follows:

(Dollars in millions)	2011	2010

Otis	$73	$83
Carrier	46	75
UTC Fire & Security	80	78
Pratt & Whitney	67	138
Hamilton Sundstrand	16	37
Sikorsky	53	14
Eliminations and other	1	18
Total	$336	$443

The 2011 charges consist of $180 million in cost of sales, $154 million in selling, general and administrative expenses and $2 million in other income, net, and, as described below, primarily relate to actions initiated during 2011 and 2010. The 2010 charges consist of $283 million in cost of sales, $159 million in selling, general and administrative expenses and $1 million in other income, net. The 2010 restructuring costs reflected in Eliminations and other largely reflect curtailment charges required under our domestic pension plans due to the significant headcount reductions associated with the various restructuring actions. The 2010 charges relate principally to actions initiated during 2010 and 2009.

Restructuring actions are an essential component of our operating margin improvement efforts and relate to both existing operations and those recently acquired. We expect to incur additional restructuring costs in 2012 of at least $150 million to $200 million, including trailing costs related to prior actions, associated with our continuing cost reduction efforts and to the integration of acquisitions. The expected adverse impact on earnings in 2012 from anticipated additional restructuring costs is expected to be offset by the beneficial impact from non-recurring items. Although no specific plans for significant actions have been finalized at this time, we continue to closely monitor the economic environment and may undertake further restructuring actions to keep our cost structure aligned with the demands of the prevailing market conditions.

2011 Actions. During 2011, we initiated restructuring actions relating to ongoing cost reduction efforts, including workforce reductions and consolidation of field operations. We recorded net pre-tax restructuring charges totaling $286 million as follows: Otis $76 million, Carrier $31 million, UTC Fire & Security $62 million, Pratt & Whitney $52 million, Hamilton Sundstrand $13 million, Sikorsky $51 million and Eliminations and other $1 million. The charges consist of $136 million in cost of sales, $147 million in selling, general and administrative expenses and $3 million in other income, net. Those costs consist of $259 million for severance and related employee termination costs, $4 million for asset write-downs and $23 million for facility exit, lease termination and other related costs.

We expect the actions initiated in 2011, once fully complete, to result in net workforce reductions of approximately 5,000 hourly and salaried employees, the exiting of approximately 2 million net square feet of facilities and the disposal of assets associated with the exited facilities. As of December 31, 2011, we have completed, with respect to the actions initiated in 2011, net workforce reductions of approximately 2,200 employees, and 50,000 net square feet of facilities have been exited. We are targeting to complete in 2012 the majority of the remaining workforce and facility related cost reduction actions initiated in 2011. Approximately 85% of the total pre-tax charge will require cash payments, which we have and expect to continue to fund with cash generated from operations. During 2011, we had cash outflows of approximately $102 million related to the 2011 actions. We expect to incur additional restructuring and other charges of $82 million to complete these actions. We expect recurring pre-tax savings to increase over the two-year period subsequent to initiating the actions to approximately $300 million annually, of which approximately $59 million was realized in 2011.

2010 Actions. During 2011, we recorded net pre-tax restructuring charges of $55 million for actions initiated in 2010. The 2010 actions relate to ongoing cost reduction efforts, including workforce reductions and the consolidation of field operations. We recorded the charges in 2011 as follows: Carrier $19 million, UTC Fire & Security $23 million, Pratt & Whitney $8 million, Hamilton Sundstrand $3 million, and Sikorsky $2 million. The charges consist of $36 million in cost of sales and $19 million in selling, general and administrative expenses. Those costs consisted of $9 million for severance and related employee termination costs, $11 million for asset write-downs and $35 million for facility exit, lease termination and other related costs.

We expect the actions initiated in 2010, once fully completed, to result in net workforce reductions of approximately 5,000 hourly and salaried employees, the exiting of approximately 3.9 million net square feet of facilities and the disposal of assets associated with the exited facilities. As of December 31, 2011, we have completed, with respect to the actions initiated in 2010, net workforce reductions of approximately 4,000 employees and exited 2.5 million net square feet of facilities. We are targeting to complete in 2012 the majority of the remaining workforce and all facility related cost reduction actions initiated in 2010. Approximately 80% of the total pre-tax charge will require cash payments, which we have and expect to continue to fund with cash generated from operations. During 2011, we had cash outflows of approximately $194 million related to the 2010 actions. We expect to incur additional restructuring charges of $21 million to complete these actions. We expect recurring pre-tax savings to increase over the two-year period subsequent to initiating the actions to approximately $350 million annually.

For additional discussion of restructuring, see Note 12 to the Consolidated Financial Statements.

MANAGEMENT’S DISCUSSION AND ANALYSIS

SEGMENT REVIEW

	NET SALES			OPERATING PROFITS			OPERATING PROFIT MARGIN
(Dollars in millions)	2011	2010	2009	2011	2010	2009	2011	2010	2009

Otis	$12,437	$11,579	$11,723	$2,815	$2,575	$2,447	22.6%	22.2%	20.9%
Carrier	11,969	11,386	11,335	1,520	1,062	740	12.7%	9.3%	6.5%
UTC Fire & Security	6,895	6,490	5,503	692	714	493	10.0%	11.0%	9.0%
Pratt & Whitney	13,430	12,935	12,392	1,999	1,987	1,835	14.9%	15.4%	14.8%
Hamilton Sundstrand	6,150	5,608	5,560	1,082	918	857	17.6%	16.4%	15.4%
Sikorsky	7,355	6,684	6,287	840	716	608	11.4%	10.7%	9.7%
Total segment	58,236	54,682	52,800	8,948	7,972	6,980	15.4%	14.6%	13.2%
Eliminations and other	(46)	(356)	(375)	(430)	(409)	(255)
General corporate expenses	—	—	—	(419)	(377)	(348)
Consolidated	$58,190	$54,326	$52,425	$8,099	$7,186	$6,377	13.9%	13.2%	12.2%

Commercial Businesses

The financial performance of our commercial businesses can be influenced by a number of external factors including fluctuations in residential and commercial construction activity, regulatory changes, interest rates, labor costs, foreign currency exchange rates, customer attrition, raw material and energy costs, credit markets and other global and political factors. Carrier’s financial performance can also be influenced by production and utilization of transport equipment, and for its residential business, weather conditions. Geographic and industry diversity across the commercial businesses help to balance the impact of such factors on our consolidated operating results, particularly in the face of uneven economic growth. During 2011, we saw strong but moderating growth in the emerging markets, with combined orders in Brazil, Russia, India and China increasing 19% in 2011 as compared with 2010, and tapering to 8% in the fourth quarter of 2011, as compared to the same period in

2010. Otis’ new equipment orders in China were strong for the year (28%), but slowed during the fourth quarter to 13%. Organic sales growth within our commercial businesses was led by Carrier (9%) in 2011, principally on strength in the transport refrigeration markets.

In 2011, 72% of total commercial business sales were generated outside the United States, including U.S. export sales, as compared to 71% in 2010. The following table shows sales generated outside the U.S., including U.S. export sales, for each of the commercial business segments:

	12345	12345
	2011	2010

Otis	83%	82%
Carrier	58%	56%
UTC Fire & Security	77%	78%

Otis is the world’s largest elevator and escalator manufacturing, installation and service company. Otis designs, manufactures, sells and installs a wide range of passenger and freight elevators for low-, medium- and high-speed applications, as well as a broad line of escalators and moving walkways. In addition to new equipment, Otis provides modernization products to upgrade elevators and escalators as well as maintenance and repair services for both its products and those of other manufacturers. Otis serves customers in the commercial and residential property industries around the world. Otis sells directly to the end customer and through sales representatives and distributors.

	123456	123456	123456	123456	123456	123456	123456
				TOTAL CHANGE YEAR-OVER-YEAR FOR:
				2011 Compared with 2010		2010 Compared with 2009
(Dollars in millions)	2011	2010	2009	$	%	$	%

Net Sales	$12,437	$11,579	$11,723	$858	7%	$(144)	(1)%
Cost of Sales	8,090	7,540	7,830	550	7%	(290)	(4)%
	4,347	4,039	3,893
Operating Expenses and Other	1,532	1,464	1,446
Operating Profits	$2,815	$2,575	$2,447	$240	9%	$128	5%

9	2011 ANNUAL REPORT	35

MANAGEMENT’S DISCUSSION AND ANALYSIS

	FACTORS CONTRIBUTING TO TOTAL % CHANGE YEAR-OVER-YEAR IN:
	2011			2010
	Net Sales	Cost of Sales	Operating Profits	Net Sales	Cost of Sales	Operating Profits

Organic / Operational	2%	2%	2%	(3)%	(5)%	6%
Foreign currency translation	4%	4%	5%	1%	1%	(1)%
Acquisitions and divestitures, net	1%	1%	—	1%	1%	—
Restructuring costs	—	—	—	—	(1)%	3%
Other	—	—	2%	—	—	(3)%
Total % change	7%	7%	9%	(1)%	(4)%	5%

2011 Compared with 2010

The organic sales increase (2%) in the year was due to higher new equipment sales volume in China, Russia and Brazil (combined 3%), partially offset by declines in North America (1%). Increased contractual maintenance and repair volume across all regions was offset by a decline in modernization volume in Europe. New equipment orders improved 15% versus the prior year, led by strong order growth in China. Selling prices remained under pressure.

The operational profit improvement (2%) in the period was due to higher new equipment volume, increases in contractual maintenance and repair services, and the benefits of ongoing cost reduction initiatives, partially offset by lower pricing, the impact of higher commodity costs, and lower modernization volume in Europe.

2010 Compared with 2009

The organic sales decline (3%) was due to a decrease in new equipment sales volume as a result of lower opening backlog entering the year, partially offset by a strong volume rebound in China. The decrease in new equipment sales was partially offset by continued growth in the contractual maintenance business. New equipment orders improved 7% versus the prior year, led by strong order growth in China. Selling prices remained under pressure in most markets.

Operational profit improvement (6%) resulted from higher maintenance volume and ongoing cost reduction activities, which more than offset the impact of lower new equipment volume and pricing. Ongoing cost reduction activities also contributed to the 5% reduction in cost of sales. The decrease contributed by “Other” primarily reflects the absence of a $52 million gain recognized in 2009 on the re-measurement to fair value of a previously held equity interest in a joint venture resulting from the purchase of a controlling interest.

Carrier is the leading provider of HVAC and refrigeration solutions, including controls for residential, commercial, industrial and transportation applications. In 2011, Carrier continued to execute the business transformation strategy it began in 2008 by completing divestitures of several non-core businesses and taking noncontrolling equity interests in various ventures. This included taking a noncontrolling equity interest in a new South American venture in exchange for the contribution of Carrier’s existing HVAC operations in Brazil, Argentina and Chile to the new venture, which manufactures and distributes HVAC products in those countries. Carrier’s products and services are sold under Carrier and other brand names to building contractors and owners, homeowners, transportation companies, retail stores and food service companies. Carrier sells directly to the end customer and through manufacturers’ representatives, distributors, wholesalers, dealers and retail outlets. Certain of Carrier’s HVAC businesses are seasonal and can be impacted by weather. Carrier customarily offers its customers incentives to purchase products to ensure an adequate supply of its products in the distribution channels. The principal incentive program provides reimbursements to distributors for offering promotional pricing on Carrier products. We account for incentive payments made as a reduction to sales.

In September 2011, to better serve customers and to drive growth and achieve efficiencies through greater integration across certain product lines, we announced a new organizational structure which combines Carrier with UTC Fire & Security into a new segment called UTC Climate, Controls & Security. This new segment will report combined financial and operational results beginning with the first quarter of 2012.

				TOTAL CHANGE YEAR-OVER-YEAR FOR:
				2011 Compared with 2010		2010 Compared with 2009
(Dollars in millions)	2011	2010	2009	$	%	$	%

Net Sales	$11,969	$11,386	$11,335	$583	5%	$51	— %
Cost of Sales	9,246	8,850	8,923	396	4%	(73)	(1)%
	2,723	2,536	2,412
Operating Expenses and Other	1,203	1,474	1,672
Operating Profits	$1,520	$1,062	$740	$458	43%	$322	44%

MANAGEMENT’S DISCUSSION AND ANALYSIS

	FACTORS CONTRIBUTING TO TOTAL % CHANGE YEAR-OVER-YEAR IN:
	2011			2010
	Net Sales	Cost of Sales	Operating Profits	Net Sales	Cost of Sales	Operating Profits

Organic / Operational	9%	9%	27%	6%	6%	39%
Foreign currency translation	2%	3%	3%	1%	1%	—
Acquisitions and divestitures, net	(6)%	(7)%	(4)%	(7)%	(8)%	3%
Restructuring costs	—	—	3%	—	—	18%
Other	—	(1)%	14%	—	—	(16)%
Total % change	5%	4%	43%	—	(1)%	44%

2011 Compared with 2010

Organic sales growth was 9%, with the recovery in the transport refrigeration market providing the most significant contribution. The 6% decrease in “Acquisitions and divestitures, net” reflects the net impact from acquisitions and the business transformation actions completed in the preceding twelve months as part of Carrier’s ongoing portfolio transformation initiative.

The operational profit improvement of 27% was driven by strong conversion on organic sales growth, particularly in the higher margin transport refrigeration business, lower bad debt expense, and earnings improvement in Carrier’s joint venture in Japan (4%). This was partially offset by higher net commodity costs (9%). The 14% increase in “Other” primarily reflects the year-over-year impact of net gains associated with Carrier’s ongoing portfolio transformation. This includes an approximately $80 million gain recorded in 2011 as a result of the contribution of Carrier’s heating, ventilating, and air-conditioning operations in Brazil, Argentina, and Chile into a new venture controlled by Midea Group of China. Also included in “Other” is the absence of an asset impairment charge in 2010 of approximately $58 million, reflected in cost of sales, associated with the disposition of a business.

2010 Compared with 2009

Organic sales growth of 6% was driven primarily by improvement in the transport refrigeration and Asian and Latin America HVAC markets, partially offset by a decline in the European commercial HVAC equipment markets. The 7% decrease contributed by “Acquisitions and divestitures, net” in 2010 primarily reflects the net year-over-year impact from the disposition of businesses and the global formation of non-controlling ventures as part of Carrier’s ongoing portfolio transformation initiative.

Incremental profits resulting from sales of higher margin products, particularly in the transport refrigeration business, combined with the carry-over benefits of operating cost reduction and restructuring (combined 54%), were partially offset by increased commodity costs and adverse pricing (17%) to contribute to the high operational profit improvement of 39%. The decrease contributed by “Other” primarily reflects the year-over-year net impact of gains and losses resulting from dispositions associated with Carrier’s ongoing portfolio transformation. This includes an approximately $58 million asset impairment charge in 2010 associated with disposition activity as well as the absence of an approximately $60 million gain recognized in 2009 from the contribution of the majority of Carrier’s U.S. Residential Sales and Distribution business into a new venture formed with Watsco, Inc.

UTC Fire & Security is a global provider of security and fire safety products and services. UTC Fire & Security provides electronic security products such as intruder alarms, access control systems, and video surveillance systems and designs and manufactures a wide range of fire safety products including specialty hazard detection and fixed suppression products, portable fire extinguishers, fire detection and life safety systems, and other firefighting equipment. Services provided to the electronic security and fire safety industries include systems integration, video surveillance, installation, maintenance and inspection services. UTC Fire & Security also provides monitoring, response and security personnel services, including cash-in-transit security, to complement its electronic security and fire safety businesses. UTC Fire & Security products and services are used by governments, financial institutions, architects, building owners and developers, security and fire consultants, homeowners and other end-users requiring a high level of security and fire protection for their businesses and residences. UTC Fire & Security provides its products and services under Chubb, Kidde and other brand names and sells directly to the customer as well as through manufacturer representatives, distributors, dealers and U.S. retail distribution.

In 2010, we completed the acquisition of the GE Security business from GE. With the acquisition of GE Security, UTC strengthened its portfolio of security and fire safety technologies for commercial and residential applications, including fire detection and life safety systems, intrusion alarms, video surveillance and access control systems, while also significantly enhancing UTC Fire & Security’s North American presence. In 2011, we continued to exit non-core businesses including the divestiture of our U.K. and Singapore guarding businesses.

11	2011 ANNUAL REPORT	37

MANAGEMENT’S DISCUSSION AND ANALYSIS

In September 2011, to better serve customers and to drive growth and achieve efficiencies through greater integration across certain product lines, we announced a new organizational structure which combines UTC Fire & Security with Carrier into a new segment called UTC Climate, Controls & Security. This new segment will report combined financial and operational results beginning with the first quarter of 2012.

				TOTAL CHANGE YEAR-OVER-YEAR FOR:
				2011 Compared with 2010		2010 Compared with 2009
(Dollars in millions)	2011	2010	2009	$	%	$	%

Net Sales	$6,895	$6,490	$5,503	$405	6%	$987	18%
Cost of Sales	4,603	4,308	3,831	295	7%	477	12%
	2,292	2,182	1,672
Operating Expenses and Other	1,600	1,468	1,179
Operating Profits	$692	$714	$493	$(22)	(3)%	$221	45%

	FACTORS CONTRIBUTING TO TOTAL % CHANGE YEAR-OVER-YEAR IN:
	2011			2010
	Net Sales	Cost of Sales	Operating Profits	Net Sales	Cost of Sales	Operating Profits

Organic / Operational	2%	4%	(8)%	(3)%	(4)%	2%
Foreign currency translation	4%	4%	4%	2%	1%	2%
Acquisitions and divestitures, net	1%	—	—	19%	15%	34%
Restructuring costs	—	—	—	—	—	7%
Other	(1)%	(1)%	1%	—	—	—
Total % change	6%	7%	(3)%	18%	12%	45%

2011 Compared with 2010

Organically, the 2% growth in sales was driven by increased volumes in the products businesses, while the service and install businesses remained flat. Geographically, the organic growth was driven by stronger volume in the product businesses, partially offset by declines in the U.K. and U.S. service businesses.

The operational profit decline (8%) reflects lower margins on projects and unfavorable sales mix, led by the U.K. on lower sales and productivity, with a partial offset from the benefits from higher sales volume and cost reductions. The increase contributed by “Other” was primarily related to the favorable resolution of litigation and gains on the dispositions of U.K. security businesses, which were largely offset by a $66 million other-than-temporary impairment charge recorded on an equity investment in Asia in 2011.

2010 Compared with 2009

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

The organic cost of sales decline (4%) exceeded the organic sales decline (3%), generating incremental profits from the benefits of integrating operations, productivity initiatives, and the benefits of prior restructuring actions taken, which were partially offset by the impact of organic volume contraction. The increase contributed by “Acquisitions and divestitures, net” primarily reflects the acquisition in March 2010 of the GE Security business.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Aerospace Businesses

The financial performance of Pratt & Whitney, Hamilton Sundstrand and Sikorsky is directly tied to the economic conditions of the commercial aerospace and defense aerospace industries. In particular, Pratt & Whitney experiences intense competition for new commercial airframe/engine combinations. Engine suppliers may offer substantial discounts and other financial incentives, performance and operating cost guarantees, participation in financing arrangements and maintenance agreements. At times, the aerospace businesses also enter into development programs and firm fixed-price development contracts, which may require the company to bear cost overruns related to unforeseen technical and design challenges that arise during the development stage of the program. Customer selections of engines and components can also have a significant impact on later sales of parts and service. Predicted traffic levels, load factors, worldwide airline profits, general economic activity and global defense spending have been reliable indicators for new aircraft and aftermarket orders within the aerospace industry. Spare part sales and aftermarket service trends are affected by many factors, including usage, technological improvements, pricing, regulatory changes and the retirement of older aircraft. Performance in the general aviation sector is closely tied to the overall health of the economy and is positively correlated to corporate profits.

The commercial airline industry rebounded in 2010 and remained strong through 2011. Airline traffic, as measured by revenue passenger miles (RPMs), grew in 2011, as compared with 2010, and we expect RPMs will continue to grow between 4% and 6% in 2012. Although airlines have generally returned to profitability, high fuel prices continue to challenge the airlines to consider the need for more fuel efficient aircraft. We incurred significant investment in engineering and development in 2011 and expect continued significant investment in 2012, primarily at Pratt & Whitney as we continue to develop four separate geared turbofan platforms to meet demand for new engines which are fuel efficient and have reduced noise levels and exhaust emissions. We also saw a favorable trend in commercial aftermarket growth during 2011 as airlines were adding capacity to their fleets, leading to additional overhaul and repair maintenance requirements. Orders of short cycle commercial aerospace spares grew year-over-year, with 8% growth in Pratt & Whitney’s large commercial spares orders and a 22% increase in Hamilton Sundstrand’s commercial spares orders. These increases in order rates have led to a corresponding increase in commercial aerospace aftermarket volume at both Pratt & Whitney and Hamilton Sundstrand. Accordingly, consolidated commercial aerospace aftermarket sales increased 13% in 2011, as compared to 2010. We do not expect the aftermarket sales growth rates seen in 2011 to continue in 2012. The overall business jet market has begun to recover during 2011, particularly within the long-range large business aircraft market. The small to mid-size business jet market recovery has been slow but is expected to continue to improve during 2012.

Sales growth at Sikorsky during 2011, compared with 2010 was driven by higher international military aircraft shipments and aftermarket support activity. Sikorsky continued to benefit from U.S. government spending, with approximately 85% of Sikorsky’s 2011 helicopter deliveries based on military platforms. Commercial helicopter aftermarket sales volumes increased 18%, which were partially offset by lower commercial deliveries in 2011, compared with 2010. We have seen a renewed interest in helicopter demand in support of oil operations and have taken orders for more than 20 S-92 helicopters during the fourth quarter of 2011.

Deficit reduction measures considered by the U.S. government are expected to pressure the U.S. Department of Defense budget in the coming years, resulting in a decline in U.S. Department of Defense spending. Total sales to the U.S. government of $9.8 billion in 2011, $9.9 billion in 2010, and $9.3 billion in 2009 were 17% of total UTC sales in 2011 and 18% both 2010 and 2009. The defense portion of our aerospace business is affected by changes in market demand and the global political environment. Our participation in long-term production and development programs for the U.S. government has contributed positively to our results in 2011 and is expected to continue to benefit results in 2012.

Pratt & Whitney is among the world’s leading suppliers of aircraft engines for the commercial, military, business jet and general aviation markets. Pratt & Whitney Global Services provides maintenance, repair and overhaul services, including the sale of spare parts, as well as fleet management services for large commercial engines. Pratt & Whitney produces families of engines for wide and narrow body aircraft in the commercial market and fighter and transport aircraft in the military market. P&WC is a world leader in the production of engines powering business, regional, light jet, utility and military airplanes and helicopters and provides related maintenance, repair and overhaul services, including sale of spare parts, as well as fleet management services. Pratt & Whitney Rocketdyne (PWR) is a leader in the design, development and manufacture of sophisticated space propulsion systems for military and commercial applications. Pratt & Whitney Power Systems sells aero-derivative engines for industrial applications. Pratt & Whitney’s products are sold principally to aircraft manufacturers, airlines and other aircraft operators, aircraft leasing companies, space launch vehicle providers and the U.S. and foreign governments. Pratt & Whitney’s products and services must adhere to strict regulatory and market-driven safety and performance standards. The frequently changing nature of these standards, along with the long duration of aircraft engine development, production and support programs, creates uncertainty regarding engine program profitability. The vast majority of sales are made directly to the end customer and, to a limited extent, through independent distributors and foreign sales representatives.

Pratt & Whitney is currently developing technology intended to enable it to power proposed and future aircraft, including the PurePower PW1000G Geared TurboFan engine. The PurePower PW1000G engine targets a significant reduction in fuel burn and noise levels with lower environmental emissions and operating costs than current production engines. In December 2010,

13	2011 ANNUAL REPORT	39

MANAGEMENT’S DISCUSSION AND ANALYSIS

Airbus announced that it will offer a version of the PurePower PW1000G engine as a new engine option to power its A320neo family of aircraft scheduled to enter service in 2015. Additionally, PurePower PW1000G engine models have been selected by Bombardier to power the new CSeries passenger aircraft and by Mitsubishi Aircraft Corporation to power the new Mitsubishi Regional Jet (MRJ), scheduled to enter into service in 2013 and 2014, respectively. Irkut Corporation of Russia has also selected the PurePower PW1000G engine to power the proposed new Irkut MC-21 passenger aircraft, which is scheduled to enter into service in 2016. The success of these aircraft and the PurePower PW1000G family of engines is dependent upon many factors including technological challenges, aircraft demand, and regulatory approval. Based on these factors, as well as the level of success of aircraft program launches by aircraft manufacturers and other conditions, additional investment in the PurePower program is expected in 2012 and beyond.

In view of the risks and costs associated with developing new engines, Pratt & Whitney has entered into collaboration arrangements in which sales, costs and risks are shared. In September 2011, Pratt & Whitney announced a new collaboration with Japan Aero Engines Corporation (JAEC) and MTU Aero Engines AG (MTU) to collaborate to provide the PurePower PW1100G-JM engine for the Airbus A320neo program. At December 31, 2011, the interests of third party participants in Pratt & Whitney-directed commercial jet engine programs ranged from 14 percent to 48 percent. In addition, Pratt & Whitney has interests in other engine programs, including the IAE collaboration, which sells and supports V2500 engines for the Airbus A320 family of aircraft. On October 12, 2011, Pratt & Whitney and Rolls-Royce, a participant in the IAE collaboration, announced an agreement to restructure their interests in IAE. Under the terms of the agreement, Rolls-Royce will sell its interests in IAE and license its V2500 intellectual property in IAE to Pratt & Whitney for $1.5 billion plus an agreed payment contingent on each hour flown by V2500-powered aircraft in service at the closing date during the fifteen year period following closing of the transaction. Consummation of this restructuring is subject to regulatory approvals and closing conditions. Also, on October 12, 2011, Pratt & Whitney and Rolls-Royce announced an agreement to form a new joint venture, in which each will hold an equal share, to develop new engines to power the next generation of 120 to 230 passenger mid-size aircraft that will replace the existing fleet of mid-size aircraft currently in service or in development. With this new joint venture, Pratt & Whitney and Rolls-Royce will focus on high-bypass ratio geared turbofan technology as well as collaborate on future studies of next generation propulsion systems. Pursuant to the agreement, the formation of this new venture is subject to regulatory approvals and closing conditions, including completion of the restructuring of the parties’ interests in IAE. We expect the restructuring of the parties’ interests in IAE to be completed in mid-2012. The closing of the new joint venture may take a substantially longer period of time to complete. Pratt & Whitney also has a 50 percent ownership interest in the Engine Alliance (EA), a joint venture with GE Aviation, which markets and manufactures the GP7000 engine for the Airbus A380 aircraft. Pratt & Whitney has entered into risk and revenue sharing arrangements with third parties for 40 percent of the content that Pratt & Whitney is responsible for providing to the EA. Pratt & Whitney accounts for its interests in the EA joint venture under the equity method of accounting. Pratt & Whitney continues to pursue additional collaboration partners.

In September 2011, to better serve customers and to drive growth and achieve efficiencies through greater integration across certain product lines, we announced a new organizational structure. As part of this new structure, we created UTC Propulsion & Aerospace Systems, a new organization consisting of Pratt & Whitney and Hamilton Sundstrand. Pratt & Whitney and Hamilton Sundstrand will continue to report their financial and operational results as separate segments.

				TOTAL CHANGE YEAR-OVER-YEAR FOR:
				2011 Compared with 2010		2010 Compared with 2009
(Dollars in millions)	2011	2010	2009	$	%	$	%

Net Sales	$13,430	$12,935	$12,392	$495	4%	$543	4%
Cost of Sales	9,805	9,622	9,342	183	2%	280	3%
	3,625	3,313	3,050
Operating Expenses and Other	1,626	1,326	1,215
Operating Profits	$1,999	$1,987	$1,835	$12	1%	$152	8%

	FACTORS CONTRIBUTING TO TOTAL % CHANGE YEAR-OVER-YEAR IN:
	2011			2010
	Net Sales	Cost of Sales	Operating Profits	Net Sales	Cost of Sales	Operating Profits

Organic* / Operational*	5%	—	(3)%	—	2%	(3)%
Foreign currency (including P&WC net hedging)*	(1)%	1%	(2)%	4%	1%	9%
Restructuring costs	—	1%	4%	—	—	3%
Other	—	—	2%	—	—	(1)%
Total % change	4%	2%	1%	4%	3%	8%

*	As discussed further in the “Business Overview” and “Results of Operations” sections, for Pratt & Whitney only, the transactional impact of foreign exchange hedging at P&WC has been netted against the translational foreign exchange impact for presentation purposes in the above table. For all other segments, these foreign exchange transactional impacts are included within the organic sales/operational operating profit caption in their respective tables. Due to its significance to Pratt & Whitney’s overall operating results, we believe it is useful to segregate the foreign exchange transactional impact in order to clearly identify the underlying financial performance.

14

MANAGEMENT’S DISCUSSION AND ANALYSIS

2011 Compared with 2010

Organic sales growth (5%) was driven by growth in the large commercial engine business (5%), higher spares volume across the business (combined 2%), and higher industrial volume at Pratt & Whitney Power Systems (1%). These increases were partially offset by lower military engine sales. The impact from foreign currency reflects the unfavorable transactional impact of foreign exchange hedging at P&WC (1%).

The operational profit decline (3%) primarily reflects higher year-over-year research and development costs (11%), unfavorable commercial engine business mix and fewer military engine business deliveries (combined 6%), partially offset by higher commercial spares volume (10%). Additionally, gains recorded on contract settlements and contract close-outs were offset, in part, by losses incurred as a result of increased airline industry exposures during the year (combined 4%). The 2% contributed by “Other” primarily reflects the gain on a sale of an equity investment.

2010 Compared with 2009

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

Hamilton Sundstrand is among the world’s leading suppliers of technologically advanced aerospace and industrial products and aftermarket services for diversified industries worldwide. Hamilton Sundstrand’s aerospace products, such as power generation, management and distribution systems, flight control systems, engine control systems, environmental control systems, fire protection and detection systems, auxiliary power units and propeller systems, serve commercial, military, regional, business and general aviation, as well as military ground vehicle, space and undersea applications. Aftermarket services include spare parts, overhaul and repair, engineering and technical support and fleet maintenance programs. Hamilton Sundstrand sells aerospace products to airframe manufacturers, the U.S. and foreign governments, aircraft operators and independent distributors. Hamilton Sundstrand’s principal industrial products, such as air compressors, metering pumps and heavy duty process pumps, serve industries involved with chemical and hydrocarbon processing, oil and gas production, water and wastewater treatment and construction. Hamilton Sundstrand sells these products under the Sullair, Sundyne, Milton Roy and other brand names directly to end users, and through manufacturer representatives and distributors.

In September 2011, to better serve customers and drive to growth and achieve efficiencies through greater integration across certain product lines, we announced a new organizational structure. As part of this new structure, we created UTC Propulsion & Aerospace Systems, a new organization consisting of Pratt & Whitney and Hamilton Sundstrand. Pratt & Whitney and Hamilton Sundstrand will continue to report their financial and operational results as separate segments.

				TOTAL CHANGE YEAR-OVER-YEAR FOR:
				2011 Compared with 2010		2010 Compared with 2009
(Dollars in millions)	2011	2010	2009	$	%	$	%

Net Sales	$6,150	$5,608	$5,560	$542	10%	$48	1%
Cost of Sales	4,292	3,881	3,893	411	11%	(12)	—
	1,858	1,727	1,667
Operating Expenses and Other	776	809	810
Operating Profits	$1,082	$918	$857	$164	18%	$61	7%

	FACTORS CONTRIBUTING TO TOTAL % CHANGE YEAR-OVER-YEAR IN:
	2011			2010
	Net Sales	Cost of Sales	Operating Profits	Net Sales	Cost of Sales	Operating Profits

Organic / Operational	9%	12%	12%	1%	—	8%
Foreign currency translation	1%	1%	1%	—	(1)%	(1)%
Acquisitions and divestitures, net	—	(1)%	(1)%	—	—	—
Restructuring costs	—	—	2%	—	—	6%
Other	—	(1)%	4%	—	1%	(6)%
Total % change	10%	11%	18%	1%	—	7%

15	2011 ANNUAL REPORT	41

MANAGEMENT’S DISCUSSION AND ANALYSIS

2011 Compared with 2010

The organic sales growth (9%) reflects higher volumes in both the aerospace (6%) and the industrial (3%) businesses. The increase within aerospace was driven by higher aftermarket volume (5%), primarily commercial spares. The industrials businesses increase was led by the compressor business as a result of volume increases in the manufacturing and energy sectors, particularly in the U.S. and Asia. The organic cost of sales growth (12%) exceeded the organic sales growth due largely to adverse mix within aerospace OEM and higher warranty costs.

The increase in operational profit (12%) reflects an increase in both the aerospace (7%) and the industrial (5%) businesses. The growth within aerospace reflects higher commercial spares volume, partially offset by adverse mix within OEM, including a reduction in military ground vehicle volumes and an increase in volume of lower margin commercial programs. Also, operational profit growth reflects the benefit of lower research and development costs (3%), offset by higher warranty costs (4%). The increase within the industrial businesses reflect the benefit of higher volume and cost reduction initiatives. The increase contributed by “Other” primarily reflects the absence of approximately $28 million of asset impairment charges recorded in the second quarter of 2010. These charges related primarily to the disposition of an aerospace business as part of Hamilton Sundstrand’s efforts to implement low cost sourcing initiatives.

2010 Compared with 2009

The organic sales growth (1%) reflects higher volumes in the industrial business (2%), partially offset by a decline in the aerospace business (1%). The industrial business increase was led by the compressor business attributable to general increases in infrastructure and industrial spending particularly in the U.S. and Asia. The decline within the aerospace business reflects lower OEM sales volume (2%) partially offset by an increase in the aftermarket business (1%) primarily as a result of higher commercial spares and repair volume.

The 8% improvement in operational profit reflects an increase in the industrial business (7%), reflecting the benefit from higher volumes and cost reduction initiatives, and an increase within the aerospace business (1%). The 1% improvement within aerospace reflects favorable net operating performance, including the benefit of ongoing cost reduction initiatives, and volume growth from higher margin commercial aftermarket sales partially offset by the impact from adverse mix within OEM sales (net combined 8%). This 8% improvement was mostly offset by higher year-over-year research and development costs (7%). The decrease contributed by “Other” primarily reflects the impact of an asset impairment charge recorded in 2010 related to the disposition of an aerospace business. The decrease in “Other” for operating profit also reflects the absence of a gain from the sale of a business in 2009.

Sikorsky is one of the world’s largest helicopter companies. Sikorsky manufactures military and commercial helicopters and also provides aftermarket helicopter and aircraft parts and services. In December 2007, the U.S. government and Sikorsky signed a five-year multi-service contract for H-60 helicopters to be delivered to the U.S. Army and U.S. Navy, which include the UH-60M, HH-60M, MH-60S and MH-60R. Upon completion of the contract in 2013, Sikorsky expects to have delivered approximately 690 aircraft. Sikorsky is in negotiations with the U.S. government for a new five-year multi-service contract for H-60 helicopters. Sikorsky is also developing the CH-53K next generation heavy lift helicopter for the U.S. Marine Corps and the CH-148 derivative of the H-92 helicopter, a military variant of the S-92 helicopter, for the Canadian government. The latter is being developed under a fixed-price contract that provides for the development and production of 28 helicopters, and related logistical support through March 2028. The current contract value is estimated to be $4.5 billion, and is subject to changes in underlying variables such as future flight hours as well as fluctuations in foreign currency exchange rates. This is the largest and most expansive fixed-price development contract in Sikorsky’s history. As previously disclosed, in June 2010 Sikorsky and the Canadian government signed contract amendments that revised the delivery schedule and contract specifications, and established the requirements for the first six interim aircraft to enable initial operational test and evaluation activities. The amendments also included modifications to the liquidated damages schedule, readjustment of payment schedules, resolution of open disputes and other program enhancements. Sikorsky recognized revenue in 2011 upon completing a significant milestone for work related to four interim configuration helicopters. Delivery of the final configuration aircraft is scheduled to begin in 2012. These aircraft will require further software testing and upgrades before full mission capability can be achieved. Sikorsky is in discussions with the Canadian government concerning the need for additional interim aircraft, schedules to complete remaining work, and the resolution of open disputes.

16

MANAGEMENT’S DISCUSSION AND ANALYSIS

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

				TOTAL CHANGE YEAR-OVER-YEAR FOR:
				2011 Compared with 2010		2010 Compared with 2009
(Dollars in millions)	2011	2010	2009	$	%	$	%

Net Sales	$7,355	$6,684	$6,287	$671	10%	$397	6%
Cost of Sales	6,120	5,539	5,319	581	10%	220	4%
	1,235	1,145	968
Operating Expenses and Other	395	429	360
Operating Profits	$840	$716	$608	$124	17%	$108	18%

	FACTORS CONTRIBUTING TO TOTAL % CHANGE YEAR-OVER-YEAR IN:
	2011			2010
	Net Sales	Cost of Sales	Operating Profits	Net Sales	Cost of Sales	Operating Profits

Organic / Operational	10%	10%	12%	6%	4%	17%
Acquisitions and divestitures, net	—	—	—	—	—	(1)%
Restructuring costs	—	—	(5)%	—	—	(1)%
Other	—	—	10%	—	—	3%
Total % change	10%	10%	17%	6%	4%	18%

2011 Compared with 2010

The increase in organic sales (10%) was primarily attributable to higher military aircraft sales including higher international development aircraft sales and favorable military aircraft configuration mix (8% combined), which more than offset a decrease from commercial operations (2%) due to fewer aircraft deliveries. Net sales from aftermarket support increased (4%) primarily driven by higher spares volume.

The operational profit improvement (12%) was primarily attributable to an increase in aftermarket support (10%) driven by higher spares volume. Operating profits in the military business increased as higher aircraft deliveries and favorable aircraft configuration mix more than offset the adverse impact of losses associated with higher than expected development costs on international military development aircraft sales (2% combined). The remainder of the operational profit increase was primarily driven by lower manufacturing costs, higher volume on customer funded development and lower research and development costs, which more than offset the impact of fewer aircraft deliveries from commercial operations. The 10% increase contributed by “Other” reflects the gain recognized on contribution of a business to a venture in the United Arab Emirates.

2010 Compared with 2009

The organic sales growth (6%) was primarily attributable to higher military aircraft sales (6%), partially offset by the impact of fewer aircraft deliveries from commercial operations (2%) due to continued commercial market weakness. Sales from aftermarket support increased (2%) primarily driven by higher military sales volume and aircraft modernizations.

Gross margin and operational profit improvement were primarily attributable to increased military aircraft sales (15%), partially offset by a decline in commercial operations (2%) due to unfavorable aircraft configuration mix and fewer deliveries as a result of continued commercial market weakness. Improvement in aftermarket support (4%) was driven by higher military sales and aircraft modernizations. The remainder of the operational profit change was driven by higher year-over-year research and development costs, which were substantially offset by favorable gross margin from lower manufacturing costs. The 3% increase contributed by “Other” primarily reflects the absence of prior year costs associated with a union contract ratified in 2009.

Eliminations and other

Eliminations and other reflects the elimination of sales, other income and operating profit transacted between segments, as well as the operating results of certain smaller businesses such as UTC Power and Clipper. The change in sales in 2011, as compared with 2010, primarily reflects the acquisition of Clipper. The change in the operating profit elimination in 2011, as compared with 2010, primarily reflects the impact from the acquisition of Clipper and costs associated with the pending acquisition of Goodrich, partially offset by the absence of the $159 million other-than-temporary impairment charge on our investment in Clipper, which was recorded during the third quarter of 2010.

17	2011 ANNUAL REPORT	43

MANAGEMENT’S DISCUSSION AND ANALYSIS

LIQUIDITY AND FINANCIAL CONDITION

(Dollars in millions)	2011	2010

Cash and cash equivalents	$5,960	$4,083
Total debt	10,260	10,289
Net debt (total debt less cash and cash equivalents)	4,300	6,206
Total equity	22,820	22,332
Total capitalization (total debt plus total equity)	33,080	32,621
Net capitalization (total debt plus total equity less cash and cash equivalents)	27,120	28,538
Total debt to total capitalization	31%	32%
Net debt to net capitalization	16%	22%

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

Although the global economy improved in 2011, as compared with 2010, and there have been some recent signs that economic recovery may be gaining traction in the U.S., there continues to be significant overall uncertainty with regard to the future direction of the world economy. High unemployment and a weak housing sector in the U.S. continue to dampen consumer sentiment domestically, while concerns over the European debt crisis and the deficit debate in Washington, D.C. continue to adversely impact financial markets and constrain government spending in certain countries. In light of these circumstances, we continue to assess our current business and closely monitor the impact on our customers and suppliers, and have determined that overall there has not been a significant impact on our financial position, results of operations or liquidity during 2011.

Our domestic pension funds experienced a positive return on assets of approximately 7% and 15% during 2011 and 2010, respectively. Approximately 88% of our domestic pension plans are invested in readily-liquid investments, including equity, fixed income, asset-backed receivables and structured products. The balance of our domestic pension plans (12%) is invested in less-liquid but market-valued investments, including real estate and private equity. The continued recognition of prior pension losses and the impact of a lower discount rate, partially offset by additional funding and the positive returns experienced during 2011, are expected to result in increased pension expense in 2012 of approximately $250 million as compared to 2011.

Our strong debt ratings and financial position have historically enabled us to issue long-term debt at favorable market rates, including our issuance of $2.25 billion of long-term debt in February 2010. Our ability to obtain debt financing at comparable risk-based interest rates is partly a function of our existing debt-to-total-capitalization level as well as our current credit standing.

The purchase price for our pending acquisition of Goodrich for $127.50 per share in cash equates to a total estimated enterprise value of $18.4 billion, including $1.9 billion in net debt to be assumed. We expect to finance the total $16.5 billion to be paid to Goodrich shareholders at the closing of the acquisition through a combination of short- and long-term debt, equity issuance and cash. We intend to maintain our strong existing credit rating and minimize future share count dilution on earnings per share by targeting the equity component to comprise no more than 25% of the total financing (excluding the amount of Goodrich net debt to be assumed). We are also evaluating the potential disposition of a number of our non-core businesses to generate cash and minimize the level of future debt or equity issuances. To manage the cash flow and liquidity impacts of these actions, we are suspending future share repurchases until at least September 30, 2012, and will significantly reduce repurchases for two years thereafter. In addition, we will reduce our budgeted acquisition spending for the next few years, which for 2012 we expect to approximate $500 million excluding spending for our pending acquisitions of Goodrich and Rolls-Royce’s interests in IAE.

On November 8, 2011, we entered into a bridge credit agreement with various financial institutions that provides for a $15 billion unsecured bridge loan facility, available to pay a portion of the cash consideration for the Goodrich acquisition, and to finance certain related transactions and pay related fees and expenses. Any funding under the bridge credit agreement would substantially occur concurrently with the consummation of the Goodrich acquisition, subject to customary conditions for acquisition financings of this type. Any loans made pursuant to the bridge credit agreement would mature on the date that is 364 days after the funding date.

At December 31, 2011, we had revolving credit agreements with various banks permitting aggregate borrowings of up to $4.0 billion pursuant to a $2.0 billion revolving credit agreement and a $2.0 billion multicurrency revolving credit agreement, both of which expire in November 2016. These revolving credit agreements were signed on November 4, 2011 and replaced our previous revolving credit agreements executed in 2010 which had permitted aggregate borrowings of up to $3.0 billion. As of December 31, 2011 and 2010, there were no borrowings under either of these revolving credit agreements. The undrawn portions of our revolving credit agreements are also available to serve as backup facilities for the issuance of commercial paper. In November 2011, our maximum commercial paper borrowing authority was increased from $3 billion to $4 billion.

We continue to have access to the commercial paper markets and our existing credit facilities, and expect to continue to generate strong operating cash flows. While the impact of market volatility cannot be predicted, we believe we have

18

MANAGEMENT’S DISCUSSION AND ANALYSIS

sufficient operating flexibility, cash reserves and funding sources to maintain adequate amounts of liquidity and to meet our future operating cash needs.

Given our extensive international operations, most of our cash is denominated in foreign currencies. We manage our worldwide cash requirements by reviewing available funds among the many subsidiaries through which we conduct our business and the cost effectiveness with which those funds can be accessed. The repatriation of cash balances from certain of our subsidiaries could have adverse tax consequences or be subject to capital controls; however, those balances are generally available without legal restrictions to fund ordinary business operations. As discussed in Note 10, with few exceptions, U.S. income taxes have not been provided on undistributed earnings of international subsidiaries. Our intention is to reinvest these earnings permanently or to repatriate the earnings only when it is tax effective to do so.

As also discussed in Note 10, in 2010 management decided to repatriate additional high tax dividends from the current year to the U.S. as a result of U.S. tax legislation enacted at the time. The favorable tax benefit generated by these dividends was substantially offset by the tax cost related to the repatriation of other current year earnings. As a result, approximately $2.5 billion of foreign subsidiary cash was repatriated to the U.S. during 2010, primarily through receipt of dividends from current year earnings, the tax free return of capital, and intercompany loans. These funds were largely used to repay commercial paper borrowings.

On occasion, we are required to maintain cash deposits with certain banks with respect to contractual obligations related to acquisitions or divestitures or other legal obligations. As of December 31, 2011 and 2010, the amount of such restricted cash was approximately $37 million and $75 million, respectively. At both December 31, 2011 and 2010, all restricted cash is included in current assets.

We believe our future operating cash flows will be sufficient to meet our future operating cash needs. Further, our ability to obtain debt or equity financing, as well as the availability under committed credit lines, provides additional potential sources of liquidity should they be required or appropriate.

Cash Flow from Operating Activities

(Dollars in millions)	2011	2010

Net cash flows provided by operating activities	$6,590	$5,906

The increase in net cash flows provided by operating activities in 2011 as compared with 2010 was due largely to the increase in net income attributable to common shareowners as a result of higher sales volumes and to lower global pension cash contributions. These benefits were partially offset by higher working capital cash requirements. During 2011, the net increase in working capital resulted in a cash outflow of $418 million compared to a cash inflow of

$525 million during 2010. This increase of $943 million in working capital was primarily driven by higher accounts receivable due to increased sales volumes, as well as reduced advances by customers to Sikorsky.

The funded status of our defined benefit pension plans is dependent upon many factors, including returns on invested assets and the level of market interest rates. We can contribute cash or company stock to our plans at our discretion, subject to applicable regulations. Total cash contributions to our global defined benefit pension plans were $551 million and $1.3 billion during 2011 and 2010, respectively. During 2011 and 2010, we also contributed $450 million and $250 million, respectively, in UTC common stock to our defined benefit pension plans. As of December 31, 2011, the total investment by the domestic defined benefit pension plans in our securities was approximately 5% of total plan assets. We expect to make contributions of approximately $100 million to our foreign defined benefit pension plans in 2012. Although our domestic defined benefit pension plans are approximately 87% funded on a projected benefit obligation basis and we are not required to make additional contributions through the end of 2012, we may elect to make discretionary contributions in 2012. Contributions to our global defined benefit pension plans in 2012 are expected to meet or exceed the current funding requirements.

Cash Flow from Investing Activities

(Dollars in millions)	2011	2010

Net cash flows used in investing activities	$(707)	$(3,187)

The decrease in net cash flows used in investing activities was largely a result of a $2.4 billion decrease in our cash investment in businesses in 2011, as compared with 2010. The cash investment in businesses across all of our operations in 2011 was $357 million and consisted of a number of small acquisitions in both our commercial and aerospace businesses. Cash investment in businesses across all of our operations in 2010 was approximately $2.8 billion and primarily reflects the acquisition of the GE Security business for approximately $1.8 billion and the acquisition of Clipper for approximately $350 million. The remainder consisted of a number of small acquisitions in both our aerospace and commercial businesses. Excluding spending for our pending acquisitions of Goodrich and Rolls-Royce’s interests in IAE, we expect cash investments in businesses in 2012 to approximate $500 million; however, actual acquisition spending may vary depending upon the timing, availability and appropriate value of acquisition opportunities. Capital expenditures increased $118 million in 2011 primarily at Carrier and Hamilton Sundstrand, which included expenditures related to new product launches and investment in low-cost manufacturing facilities.

Customer financing activities were a net source of cash of $50 million in 2011, compared to a net use of cash of $55 million in 2010. While we expect that 2012 customer financing activity will be a net use of funds, actual funding is subject to

19	2011 ANNUAL REPORT	45

MANAGEMENT’S DISCUSSION AND ANALYSIS

usage under existing customer financing commitments during the year. We may also arrange for third-party investors to assume a portion of our commitments. We had commercial aerospace financing and other contractual commitments of approximately $2.3 billion and $2.0 billion related to commercial aircraft and certain contractual rights to provide product on new aircraft platforms at December 31, 2011 and 2010, respectively, of which as much as $131 million may be required to be disbursed during 2012. Refer to Note 4 to the Consolidated Financial Statements for additional discussion of our commercial aerospace industry assets and commitments.

Cash Flow from Financing Activities

(Dollars in millions)	2011	2010

Net cash flows used in financing activities	$(4,005)	$(3,153)

The timing and levels of certain cash flow activities, such as acquisitions and repurchases of our stock, have resulted in the issuance of both long-term and short-term debt. Commercial paper borrowings and revolving credit facilities provide short-term liquidity to supplement operating cash flows and are used for general corporate purposes, including the funding of potential acquisitions and repurchases of our stock. We had $455 million of commercial paper outstanding at December 31, 2011. During the fourth quarter of 2010, the cash that management decided to repatriate to the U.S., as a result of U.S. tax law changes, was largely used to repay all commercial paper outstanding. As a result, we had no commercial paper outstanding at December 31, 2010.

In December 2011, we redeemed the entire $500 million outstanding principal amount of our 6.100% notes that would otherwise have been due May 15, 2012. In February 2010, we issued $2.25 billion of long-term debt. We used the net proceeds from these issuances primarily to fund a portion of the acquisition of the GE Security business and to repay commercial paper borrowings. In May 2010, we repaid the entire $600 million outstanding principal amount of our 4.375% notes at maturity. In June 2010, we redeemed the entire $500 million outstanding principal amount of our 7.125% notes that would otherwise have been due November 15, 2010 and in September 2010, we redeemed the entire $500 million outstanding principal amount of our 6.350% notes that would otherwise have been due March 1, 2011.

Financing cash outflows for 2011 and 2010 included the repurchase of 26.9 million and 31.0 million shares of our common stock, respectively, for approximately $2.2 billion during each year under a 60 million share repurchase program. On March 10, 2010, the Board of Directors authorized a new 60 million common share repurchase program that replaced the previous program, approved in June 2008, which was nearing completion. Approximately 4.9 million of the shares repurchased during 2010 were repurchased under the previous program and approximately 26.1 million under the new program. In addition to management’s view that the repurchase of our common stock is a beneficial investment, we also repurchase to offset the dilutive effect of the issuance of stock and options under the stock-based employee benefit programs. At December 31, 2011, management had authority to repurchase approximately 7 million shares under the previously announced share repurchase program. Our share repurchases vary depending upon various factors including the level of other investing activities. As a result of our pending acquisition of Goodrich, on September 30, 2011 we suspended additional share repurchases until at least September 30, 2012, and will significantly reduce repurchases for two years thereafter.

We paid aggregate dividends on Common Stock for 2011 of approximately $1.6 billion, comprised of dividends of $0.425 per share in the first quarter of 2011 totaling $368 million, $0.48 per share in the second quarter of 2011 totaling $413 million, $0.48 per share in the third quarter of 2011 totaling $411 million, and $0.48 per share in the fourth quarter of 2011 totaling $410 million. During 2010, an aggregate $1.5 billion of cash dividends were paid to Common Stock shareowners.

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

20

MANAGEMENT’S DISCUSSION AND ANALYSIS

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

Contract costs are incurred over a period of time, which can be several years, and the estimation of these costs requires management’s judgment. The long-term nature of these contracts, the complexity of the products, and the strict safety and performance standards under which they are regulated can affect our ability to estimate costs precisely. As a result, we review and update our cost estimates on significant contracts on a quarterly basis, and no less frequently than annually for all others, or when circumstances change and warrant a modification to a previous estimate. We record changes in contract estimates using the cumulative catch-up method in accordance with the Revenue Recognition Topic of the FASB ASC.

Income Taxes. The future tax benefit arising from net deductible temporary differences and tax carryforwards was $4.0 billion at December 31, 2011 and $3.6 billion at December 31, 2010. Management believes that our earnings during the periods when the temporary differences become deductible will be sufficient to realize the related future income tax benefits. For those jurisdictions where the expiration date of tax carryforwards or the projected operating results indicate that realization is not likely, a valuation allowance is provided.

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

Goodwill and Intangible Assets. Our investments in businesses in 2011 totaled $372 million, including approximately $15 million of debt assumed through acquisitions. The assets and liabilities of acquired businesses are recorded under the purchase method of accounting at their estimated fair values at the dates of acquisition. Goodwill represents costs in excess of fair values assigned to the underlying net assets of acquired businesses. Intangible assets consist of service portfolios, patents and trademarks, customer relationships and other intangible assets. Included within other intangible assets are commercial aerospace payments made to secure certain contractual rights to provide product on new aircraft platforms. Payments made on these contractual commitments are to be amortized as the related units are delivered.

Goodwill and intangible assets deemed to have indefinite lives are not amortized, but are subject to annual impairment testing. We early-adopted the FASB’s Accounting Standards Update (“ASU”) No. 2011-08, “Testing Goodwill for Impairment,” in connection with the performance of our annual goodwill impairment test. Under ASU 2011-08, entities are provided with the option of first performing a qualitative assessment on none, some, or all of its reporting units to determine whether further quantitative impairment testing is necessary. An entity may also bypass the qualitative assessment for any reporting unit in any period and proceed directly to the quantitative impairment test. We completed our annual impairment testing as of July 1, 2011 and determined that no significant adjustments to the carrying value of goodwill or indefinite lived intangible assets were necessary based on the results of the impairment tests. Although no significant goodwill impairment has been recorded to date, there can be no assurances that future goodwill impairments will not occur. See Note 2 to the Consolidated Financial Statements for further discussion.

21	2011 ANNUAL REPORT	47

MANAGEMENT’S DISCUSSION AND ANALYSIS

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

Contracting with the U.S. Government. Our contracts with the U.S. government are subject to government oversight and audit. Like many defense contractors, we have received audit reports, which recommend that certain contract prices should be reduced to comply with various government regulations. Some of these audit reports have involved substantial amounts. We have made voluntary refunds in those cases we believe appropriate, have settled some allegations and continue to litigate certain cases. In addition, we accrue for liabilities associated with those government contracting matters that are probable and can be reasonably estimated. The inherent uncertainty related to the outcome of these matters can result in amounts materially different from any provisions made with respect to their resolution. See Note 17 to the Consolidated Financial Statements for further discussion. We recorded sales to the U.S. government of $9.8 billion in 2011, $9.9 billion in 2010, and $9.3 billion in 2009.

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

In the following table, we show the sensitivity of our pension and other postretirement benefit plan liabilities and net annual periodic cost to a 25 basis point change in the discount rate as of December 31, 2011.

	12345	12345
(Dollars in millions)	Increase in Discount Rate of 25 bps	Decrease in Discount Rate of 25 bps

Pension plans
Projected benefit obligation	$(776)	$812
Net periodic pension cost	(65)	66

Other postretirement benefit plans
Accumulated postretirement benefit obligation	(13)	13
Net periodic postretirement benefit cost	—	—

Pension expense is also sensitive to changes in the expected long-term rate of asset return. An increase or decrease of 25 basis points in the expected long-term rate of asset return would have decreased or increased 2011 pension expense by approximately $58 million.

The weighted-average discount rate used to measure pension liabilities and costs is set by reference to UTC specific analysis using each plan’s specific cash flows and is then compared to high-quality bond indices for reasonableness. Global market interest rates have decreased in 2011 as compared with 2010 and, as a result, the weighted-average discount rate used to measure pension liabilities decreased from 5.4% in 2010 to 4.7% in 2011. In December 2009, we amended the salaried retirement plans (qualified and non-qualified) to change the retirement formula effective January 1, 2015. At that time, final average earnings (FAE) and credited service will stop under the formula applicable for hires before July 1, 2002. Employees hired after 2009 are not eligible for any defined benefit pension plan and will instead receive an enhanced benefit under the UTC Savings Plan. The continued recognition of prior pension losses and the impact of a lower discount rate, partially offset by additional funding and the positive returns experienced during 2011, are expected to increase pension expense in 2012 by approximately $250 million as compared to 2011. See Note 11 to the Consolidated Financial Statements for further discussion.

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

As of December 31, 2011 and 2010, we had $884 million and $799 million, respectively, of inventory valuation reserves recorded. Although management believes these reserves are adequate, any abrupt changes in market conditions may require us to record additional inventory valuation reserves.

MANAGEMENT’S DISCUSSION AND ANALYSIS

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

A summary of our consolidated contractual obligations and commitments as of December 31, 2011 is as follows:

		PAYMENTS DUE BY PERIOD
(Dollars in millions)	Total	2012	2013 – 2014	2015 – 2016	Thereafter

Long-term debt—principal	$9,630	$129	$46	$1,231	$8,224
Long-term debt—future interest	8,172	554	1,109	1,047	5,462
Operating leases	1,883	515	696	299	373
Purchase obligations	12,486	7,305	2,807	853	1,521
Other long-term liabilities	5,786	1,322	1,192	1,815	1,457
Total contractual obligations	$37,957	$9,825	$5,850	$5,245	$17,037

Purchase obligations include amounts committed under legally enforceable contracts or purchase orders for goods and services with defined terms as to price, quantity, delivery and termination liability. Approximately 20% of the purchase obligations disclosed above represent purchase orders for products to be delivered under firm contracts with the U.S. government for which we have full recourse under customary contract termination clauses.

Other long-term liabilities primarily include those amounts on our December 31, 2011 balance sheet representing obligations under product service and warranty policies, performance and operating cost guarantees, estimated environmental remediation costs and expected contributions under employee benefit programs. The timing of expected cash flows associated with these obligations is based upon management’s estimates over the terms of these agreements and is largely based upon historical experience.

The above table does not reflect unrecognized tax benefits of $946 million, the timing of which is uncertain, except for approximately $131 million that may become payable during 2012. Refer to Note 10 to the Consolidated Financial Statements for additional discussion on unrecognized tax benefits.

COMMERCIAL COMMITMENTS

AMOUNT OF COMMITMENT EXPIRATION PER PERIOD
(Dollars in millions)	Committed	2012	2013 – 2014	2015 – 2016	Thereafter

Commercial aerospace financing and other contractual commitments	$2,270	$131	$679	$574	$886
IAE financing arrangements*	989	284	448	183	74
Commercial aerospace financing arrangements	323	49	7	107	160
Unconsolidated subsidiary debt guarantees	239	147	—	—	92
Performance guarantees	33	33	—	—	—
Total commercial commitments	$3,854	$644	$1,134	$864	$1,212

*	Represents IAE’s gross obligation; at December 31, 2011 and 2010 our proportionate share of IAE’s obligations was 33%. Refer to the Segment Review for additional discussion of our agreement with Rolls-Royce to restructure the IAE interests.

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

We have evaluated our exposure to changes in foreign currency exchange rates, interest rates and commodity prices in our market risk sensitive instruments, which are primarily cash, debt and derivative instruments, using a value at risk analysis. Based on a 95% confidence level and a one-day holding period, at December 31, 2011, the potential loss in fair value on our market risk sensitive instruments was not material in relation to our financial position, results of operations or cash flows. Our calculated value at risk exposure represents an estimate of reasonably possible net losses based on volatilities and correlations and is not necessarily indicative of actual results. Refer to Notes 1, 8 and 13 to the Consolidated Financial Statements for additional discussion of foreign currency exchange, interest rates and financial instruments.

23	2011 ANNUAL REPORT	49

MANAGEMENT’S DISCUSSION AND ANALYSIS

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

Commodity Price Exposures. We are exposed to volatility in the prices of raw materials used in some of our products and from time to time we may use forward contracts in limited circumstances to manage some of those exposures. In the future, if hedges are used, gains and losses may affect earnings. There were no significant outstanding commodity hedges as of December 31, 2011.

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

We have identified 597 locations, mostly in the United States, at which we may have some liability for remediating contamination. We have resolved our liability at 250 of these locations. We do not believe that any individual location’s exposure will have a material effect on our results of operations. Sites in the investigation, remediation or operation and maintenance stage represent approximately 91% of our accrued environmental remediation reserve.

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

At December 31, 2011 and 2010, we had $617 million and $605 million reserved for environmental remediation, respectively. Cash outflows for environmental remediation were $54 million in 2011, $44 million in 2010 and $49 million in 2009. We estimate that ongoing environmental remediation expenditures in each of the next two years will not exceed approximately $60 million.

MANAGEMENT’S DISCUSSION AND ANALYSIS

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

As previously disclosed, in December 2008, the U.S. Department of Defense (DOD) issued a contract claim against Sikorsky to recover overpayments the DOD alleges it has incurred since January 2003 in connection with cost accounting changes approved by the DOD and implemented by Sikorsky in 1999 and 2006. These changes relate to the calculation of material overhead rates in government contracts. The DOD claims that Sikorsky’s liability is approximately $92 million (including interest through December 2011). We believe this claim is without merit, and Sikorsky filed an appeal in December 2009 with the U.S. Court of Federal Claims, which is pending. We do not believe the resolution of this matter will have a material adverse effect on our competitive position, results of operations, cash flows or financial condition.

A significant portion of our activities are subject to export control regulation by the U.S. Department of State (State Department) under the U.S. Arms Export Control Act and International Traffic in Arms Regulations (ITAR). From time to time, we identify, investigate, remediate and voluntarily disclose to the State Department’s Office of Defense Trade Controls Compliance (DTCC) potential violations of the ITAR. DTCC administers the State Department’s authority under the ITAR to impose civil penalties and other administrative sanctions for violations, including debarment from engaging in the export of defense articles or defense services. Most of our voluntary disclosures are resolved without the imposition of penalties or other sanctions. However, in November 2011, DTCC informed us that it considers certain of our voluntary disclosures filed since 2005 to reflect deficiencies warranting penalties and sanctions. We are currently in discussions with DTCC to reach a consent agreement, which we anticipate will provide for a payment by the Company and commitments regarding additional remedial compliance efforts.

The voluntary disclosures that we anticipate will be addressed in the consent agreement currently under discussion include 2006 and 2007 disclosures regarding the export by Hamilton Sundstrand to P&WC of certain modifications to dual-use electronic engine control software, and the re-export by P&WC of those software modifications and subsequent P&WC-developed patches to China during the period 2002-2004 for use in the development of the Z-10 Chinese military helicopter. The DOJ has also separately conducted a criminal investigation of the matters addressed in these disclosures, as well as the accuracy and adequacy of the disclosures. We have been cooperating with the DOJ’s investigation. Since November 2011, we have been in discussions with the DOJ to resolve this matter.

We continue to evaluate the range of possible outcomes of these separate but related export compliance matters, and have recognized a potential liability at December 31, 2011 of $45 million. We are currently unable to predict the precise timing or outcome of the discussions. We do not believe the ultimate resolution of these matters, individually or collectively, will have a material adverse effect on our competitive position, results of operations, cash flows or financial condition.

OTHER MATTERS

Additional discussion of our environmental, U.S. government contract matters, product performance and other contingent liabilities is included in “Critical Accounting Estimates” and Notes 1, 15 and 17 to the Consolidated Financial Statements. For additional discussion of our legal proceedings, see Item 3, “Legal Proceedings,” in our Annual Report on Form 10-K for 2011 (2011 Form 10-K).

25	2011 ANNUAL REPORT	51

MANAGEMENT’S DISCUSSION AND ANALYSIS

NEW ACCOUNTING PRONOUNCEMENTS

In May 2011, the FASB issued ASU No. 2011-04, “Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs.” This ASU clarifies the concepts related to highest and best use and valuation premise, blockage factors and other premiums and discounts, the fair value measurement of financial instruments held in a portfolio and of those instruments classified as a component of shareowners’ equity. The ASU includes enhanced disclosure requirements about recurring Level 3 fair value measurements, the use of nonfinancial assets, and the level in the fair value hierarchy of assets and liabilities not recorded at fair value. The provisions of this ASU are effective prospectively for interim and annual periods beginning on or after December 15, 2011. Early application is prohibited. This ASU is not expected to have an impact currently on our financial statements or disclosures as there are presently no recurring Level 3 fair value measurements.

In June 2011, the FASB issued ASU No. 2011-05, “Presentation of Comprehensive Income.” This ASU is aimed at enhancing comparability and transparency of other comprehensive income components. The guidance provides an option to present total comprehensive income, the components of net income and the components of other comprehensive income in a single continuous statement or two separate but consecutive statements. This ASU eliminates the option to present other comprehensive income components as part of the statement of changes in shareowners’ equity. The provisions of this ASU will be applied retrospectively for interim and annual periods beginning after December 15, 2011. Early application is permitted. We will adopt the provisions of this ASU in the first quarter 2012.

In December 2011, the FASB issued ASU No. 2011-11, “Disclosures about Offsetting Assets and Liabilities.” This ASU is intended to enhance a financial statement user’s ability to understand the effects of netting arrangements on an entity’s financial statements, including financial instruments and derivative instruments that are either offset or subject to an enforceable master netting or similar arrangement. The scope of this ASU includes derivatives, sale and repurchase agreements and reverse sale and repurchase agreements, and securities borrowing and securities lending arrangements. This ASU includes enhanced disclosure requirements, including both gross and net information about instruments and transactions eligible for offset or subject to an agreement similar to a master netting arrangement. The provisions of this ASU will be applied retrospectively for interim and annual periods beginning on or after January 1, 2013. We are currently evaluating the impact of this new ASU.

MANAGEMENT’S DISCUSSION AND ANALYSIS

CAUTIONARY NOTE CONCERNING FACTORS THAT MAY AFFECT FUTURE RESULTS

This 2011 Annual Report to Shareowners (2011 Annual Report) contains statements which, to the extent they are not statements of historical or present fact, constitute “forward-looking statements” under the securities laws. From time to time, oral or written forward-looking statements may also be included in other materials released to the public. These forward-looking statements are intended to provide management’s current expectations or plans for our future operating and financial performance, based on assumptions currently believed to be valid. Forward-looking statements can be identified by the use of words such as “believe,” “expect,” “expectations,” “plans,” “strategy,” “prospects,” “estimate,” “project,” “target,” “anticipate,” “will,” “should,” “see,” “guidance,” “confident” and other words of similar meaning in connection with a discussion of future operating or financial performance. Forward-looking statements may include, among other things, statements relating to future sales, earnings, cash flow, results of operations, uses of cash and other measures of financial performance. All forward-looking statements involve risks, uncertainties and other factors that may cause actual results to differ materially from those expressed or implied in the forward-looking statements. Such risks, uncertainties and other factors include, without limitation:

•

the effect of economic conditions in the markets in which we operate in the United States and globally and any changes therein, including financial market conditions, fluctuations in commodity prices, interest rates and foreign currency exchange rates, levels of end market demand in construction and in both the commercial and defense segments of the aerospace industry, levels of air travel, financial difficulties (including bankruptcy) of commercial airlines, the impact of weather conditions and natural disasters and the financial condition of our customers and suppliers;

•

in respect of our recently announced agreement to acquire Goodrich Corporation (Goodrich) and Pratt & Whitney’s recently announced transactions with Rolls-Royce, the satisfaction of conditions precedent to, and consummation of, the proposed transactions, the timing of consummation of the proposed transactions, the timing and consummation of proposed financing in connection with the proposed transactions, and the ability of the parties to secure regulatory approvals, and in the case of the Goodrich transaction, the approval of Goodrich’s shareholders, in a timely manner;

•	in respect of our recently announced agreement to acquire Goodrich, our ability to integrate the acquired operations and to realize synergies and opportunities for growth and innovation;

•	our ability to realize the intended benefits of recently announced organizational changes;

•	future levels of indebtedness and capital spending and research and development spending;

•	future availability of credit and factors that may affect such availability, including credit market conditions and our capital structure;

•	delays and disruption in delivery of materials and services from suppliers;

•	new business opportunities;

•	cost reduction efforts and restructuring costs and savings and other consequences thereof;

•	the scope, nature or impact of other acquisition and divestiture activity, including integration of acquired businesses into our existing businesses;

•	the development, production, delivery, support, performance and anticipated benefits of advanced technologies and new products and services;

•	the anticipated benefits of diversification and balance of operations across product lines, regions and industries;

•	the impact of the negotiation of collective bargaining agreements and labor disputes;

•	the outcome of legal proceedings and other contingencies;

•	future repurchases of our common stock;

•	pension plan assumptions and future contributions; and

•	the effect of changes in tax, environmental and other laws and regulations or political conditions in the United States and other countries in which we operate.

In addition, our Annual Report on Form 10-K for 2011 includes important information as to risks, uncertainties and other factors that may cause actual results to differ materially from those expressed or implied in the forward-looking statements. See the “Notes to Consolidated Financial Statements” under the heading “Contingent Liabilities,” the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” under the headings “Business Overview,” “Critical Accounting Estimates,” “Results of Operations,” and “Liquidity and Financial Condition,” and the section titled “Risk Factors.” Our Annual Report on Form 10-K for 2011 also includes important information as to these factors in the “Business” section under the headings “General,” “Description of Business by Segment” and “Other Matters Relating to Our Business as a Whole,” and in the “Legal Proceedings” section. Additional important information as to these factors is included in this 2011 Annual Report in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” under the headings “Environmental Matters” and “Restructuring Costs.” The forward-looking statements speak only as of the date of this report or, in the case of any document incorporated by reference, the date of that document. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. Additional information as to factors that may cause actual results to differ materially from those expressed or implied in the forward-looking statements are disclosed from time to time in our other filings with the SEC.

27	2011 ANNUAL REPORT	53

MANAGEMENT’S DISCUSSION AND ANALYSIS

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of UTC is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with accounting principles generally accepted in the United States of America. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Management has assessed the effectiveness of UTC’s internal control over financial reporting as of December 31, 2011. In making its assessment, management has utilized the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in its Internal Control–Integrated Framework, released in 1992. Management concluded that based on its assessment, UTC’s internal control over financial reporting was effective as of December 31, 2011. The effectiveness of UTC’s internal control over financial reporting, as of December 31, 2011, has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which is included herein.

/s/ Louis R. Chênevert
Louis R. Chênevert Chairman & Chief Executive Officer

/s/ Gregory J. Hayes
Gregory J. Hayes Senior Vice President and Chief Financial Officer

/s/ Peter F. Longo
Peter F. Longo Vice President, Controller

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREOWNERS OF UNITED TECHNOLOGIES CORPORATION:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of cash flows and of changes in equity present fairly, in all material respects, the financial position of United Technologies Corporation and its subsidiaries at December 31, 2011 and December 31, 2010, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2011 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Corporation’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express opinions on these financial statements and on the Corporation’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

/s/ PricewaterhouseCoopers LLP

Hartford, Connecticut

February 9, 2012

CONSOLIDATED STATEMENT OF OPERATIONS

(Dollars in millions, except per share amounts; shares in millions)	2011	2010	2009

Net Sales:
Product sales	$41,289	$38,641	$37,332
Service sales	16,901	15,685	15,093
	58,190	54,326	52,425
Costs and Expenses:
Cost of products sold	31,026	28,956	28,905
Cost of services sold	11,127	10,458	9,956
Research and development	2,058	1,746	1,558
Selling, general and administrative	6,464	6,024	6,036
	50,675	47,184	46,455
Other income, net	584	44	407
Operating profit	8,099	7,186	6,377
Interest expense, net	494	648	617
Income before income taxes	7,605	6,538	5,760
Income tax expense	2,231	1,827	1,581
Net income	5,374	4,711	4,179
Less: Non-controlling interest in subsidiaries’ earnings	395	338	350
Net income attributable to common shareowners	$4,979	$4,373	$3,829

EARNINGS PER SHARE OF COMMON STOCK:
Basic	$5.58	$4.82	$4.17
Diluted	$5.49	$4.74	$4.12
Dividends Per Share of Common Stock	$1.865	$1.700	$1.540
Weighted average number of shares outstanding:
Basic shares	892.3	907.9	917.4
Diluted shares	906.8	922.7	928.8

See accompanying Notes to Consolidated Financial Statements

CONSOLIDATED BALANCE SHEET

(Dollars in millions, except per share amounts; shares in thousands)	2011	2010

ASSETS
Cash and cash equivalents	$5,960	$4,083
Accounts receivable (net of allowance for doubtful accounts of $394 and $402)	9,546	8,925
Inventories and contracts in progress, net	7,797	7,766
Future income tax benefits, current	1,662	1,623
Other assets, current	793	1,113
Total Current Assets	25,758	23,510
Customer financing assets	1,035	1,118
Future income tax benefits	2,387	1,970
Fixed assets, net	6,201	6,280
Goodwill	17,943	17,721
Intangible assets, net	3,918	4,060
Other assets	4,210	3,834
Total Assets	$61,452	$58,493

LIABILITIES AND EQUITY
Short-term borrowings	$630	$116
Accounts payable	5,570	5,206
Accrued liabilities	12,287	12,247
Long-term debt currently due	129	163
Total Current Liabilities	18,616	17,732
Long-term debt	9,501	10,010
Future pension and postretirement benefit obligations	5,007	3,592
Other long-term liabilities	5,150	4,510
Total Liabilities	38,274	35,844
Commitments and contingent liabilities (Notes 4 and 17)
Redeemable non-controlling interest	358	317
Shareowners’ Equity:
Capital Stock:
Preferred Stock, $1 par value; 250,000 shares authorized; None issued or outstanding	—	—
Common Stock, $1 par value; 4,000,000 shares authorized; 1,400,212 and 1,393,297 shares issued	13,445	12,597
Treasury Stock—492,990 and 472,028 common shares at cost	(19,410)	(17,468)
Retained earnings	33,487	30,191
Unearned ESOP shares	(152)	(166)
Accumulated other comprehensive income (loss):
Foreign currency translation	206	366
Other	(5,696)	(4,135)
Total Accumulated other comprehensive loss	(5,490)	(3,769)
Total Shareowners’ Equity	21,880	21,385
Non-controlling interest	940	947
Total Equity	22,820	22,332
Total Liabilities and Equity	$61,452	$58,493

See accompanying Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENT OF CASH FLOWS

(Dollars in millions)	2011	2010	2009

Operating Activities:
Net income attributable to common shareowners	$4,979	$4,373	$3,829
Non-controlling interest in subsidiaries’ earnings	395	338	350
Net income	5,374	4,711	4,179
Adjustments to reconcile net income to net cash flows provided by operating activities:
Depreciation and amortization	1,347	1,356	1,258
Deferred income tax provision	331	413	451
Stock compensation cost	229	154	153
Change in:
Accounts receivable	(729)	(319)	955
Inventories and contracts in progress	(314)	(244)	695
Other current assets	7	(17)	(3)
Accounts payable and accrued liabilities	618	1,105	(582)
Global pension contributions	(551)	(1,299)	(1,270)
Other operating activities, net	278	46	(483)
Net cash flows provided by operating activities	6,590	5,906	5,353
Investing Activities:
Capital expenditures	(983)	(865)	(826)
Increase in customer financing assets	(42)	(217)	(171)
Decrease in customer financing assets	92	162	80
Investments in businesses	(357)	(2,758)	(703)
Dispositions of businesses	497	208	158
Other investing activities, net	86	283	358
Net cash flows used in investing activities	(707)	(3,187)	(1,104)
Financing Activities:
Issuance of long-term debt	59	2,362	37
Repayment of long-term debt	(616)	(1,751)	(1,012)
Increase (decrease) in short-term borrowings, net	556	(141)	(762)
Common Stock issued under employee stock plans	226	386	342
Dividends paid on Common Stock	(1,602)	(1,482)	(1,356)
Repurchase of Common Stock	(2,175)	(2,200)	(1,100)
Other financing activities, net	(453)	(327)	(340)
Net cash flows used in financing activities	(4,005)	(3,153)	(4,191)
Effect of foreign exchange rate changes on cash and cash equivalents	(1)	68	64
Net increase (decrease) in cash and cash equivalents	1,877	(366)	122
Cash and cash equivalents, beginning of year	4,083	4,449	4,327
Cash and cash equivalents, end of year	$5,960	$4,083	$4,449

Supplemental Disclosure of Cash Flow Information:
Interest paid, net of amounts capitalized	$642	$753	$704
Income taxes paid, net of refunds	$1,432	$1,222	$1,396
Non-cash investing and financing activities include:
Contributions of UTC Common Stock to domestic defined benefit pension plans	$450	$250	$—

See accompanying Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(Dollars in millions)	Comprehensive Income (Loss)	Common Stock
BALANCE AT DECEMBER 31, 2008		$11,179

Comprehensive income (loss):
Net income	$4,179
Redeemable non-controlling interest in subsidiaries’ earnings
Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments	1,023
Change in pension and post-retirement benefit plans, net of income taxes of $569	1,073
Unrealized gain on available-for-sale securities, net of income taxes of $66	99
Change in unrealized cash flow hedging, net of income taxes of $106	255
Total other comprehensive income, net of tax	2,450
Comprehensive income	$6,629
Common Stock issued under employee plans (11.9 million shares), net of tax benefit of $50		634
Common Stock repurchased (19.1 million shares)
Dividends on Common Stock
Dividends on ESOP Common Stock
Dividends attributable to non-controlling interest
Redeemable non-controlling interest accretion
Purchase of subsidiary shares from non-controlling interest		(67)
Acquired non-controlling interest
Other changes in non-controlling interest
BALANCE AT DECEMBER 31, 2009		$11,746

Comprehensive income (loss):
Net income	$4,711
Redeemable non-controlling interest in subsidiaries’ earnings
Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments	(18)
Change in pension and post-retirement benefit plans, net of tax benefit of $224	(336)
Unrealized gain on available-for-sale securities, net of income taxes of $61	96
Change in unrealized cash flow hedging, net of tax benefit of $18	(29)
Total other comprehensive loss, net of tax	(287)
Comprehensive income	$4,424
Common Stock issued under employee plans (11.8 million shares), net of tax benefit of $94		746
Common Stock contributed to defined benefit pension plans (3.8 million shares)		117
Common Stock repurchased (31.0 million shares)
Dividends on Common Stock
Dividends on ESOP Common Stock
Dividends attributable to non-controlling interest
Redeemable non-controlling interest accretion
Purchase of subsidiary shares from non-controlling interest		(12)
Sale of subsidiary shares in non-controlling interest		—
Other changes in non-controlling interest
BALANCE AT DECEMBER 31, 2010		$12,597

Comprehensive income (loss):
Net income	$5,374
Redeemable non-controlling interest in subsidiaries’ earnings
Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments	(163)
Change in pension and post-retirement benefit plans, net of tax benefit of $796	(1,485)
Unrealized gain on available-for-sale securities, net of income taxes of $21	30
Change in unrealized cash flow hedging, net of tax benefit of $36	(106)
Total other comprehensive loss, net of tax	(1,724)
Comprehensive income	$3,650
Common Stock issued under employee plans (7.2 million shares), net of tax benefit of $81		672
Common Stock contributed to defined benefit pension plans (5.7 million shares)		227
Common Stock repurchased (26.9 million shares)
Dividends on Common Stock
Dividends on ESOP Common Stock
Dividends attributable to non-controlling interest
Redeemable non-controlling interest accretion
Purchase of subsidiary shares from non-controlling interest		(54)
Sale of subsidiary shares in non-controlling interest		3
Other changes in non-controlling interest
BALANCE AT DECEMBER 31, 2011		$13,445

See accompanying Notes to Consolidated Financial Statements

SHAREOWNERS’ EQUITY
Treasury Stock	Retained Earnings	Unearned ESOP Shares	Accumulated Other Comprehensive Income (Loss)	Non-controlling Interest	Total Equity	Redeemable Non-controlling Interest
$(14,316)	$25,034	$(200)	$(5,934)	$918	$16,681	$245

	3,829			350	4,179
				(17)	(17)	17

			1,020	8	1,028	(5)
			1,073		1,073
			99		99
			255		255

8	(43)	19			618
(1,100)					(1,100)
	(1,356)				(1,356)
	(59)				(59)
				(329)	(329)	(17)
	(9)				(9)	9
				(25)	(92)	(3)
				36	36	143
				(8)	(8)
$(15,408)	$27,396	$(181)	$(3,487)	$933	$20,999	$389

	4,373			338	4,711
				(24)	(24)	24

			(13)	—	(13)	(5)
			(336)		(336)
			96		96
			(29)		(29)

7	(43)	15			725
133					250
(2,200)					(2,200)
	(1,482)				(1,482)
	(62)				(62)
				(338)	(338)	(19)
	9				9	(9)
				(12)	(24)	(65)
				38	38
				12	12	2
$(17,468)	$30,191	$(166)	$(3,769)	$947	$22,332	$317

	4,979			395	5,374
				(25)	(25)	25

			(160)	(6)	(166)	3
			(1,485)		(1,485)
			30		30
			(106)		(106)

10	(9)	14			687
223					450
(2,175)					(2,175)
	(1,602)				(1,602)
	(63)				(63)
				(363)	(363)	(15)
	(9)				(9)	9
				(19)	(73)	(2)
				23	26	—
				(12)	(12)	21
$(19,410)	$33,487	$(152)	$(5,490)	$940	$22,820	$358

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1: SUMMARY OF ACCOUNTING PRINCIPLES

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could differ from those estimates. Certain reclassifications have been made to prior year amounts to conform to current year presentation.

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

On occasion, we are required to maintain cash deposits with certain banks with respect to contractual obligations related to acquisitions or divestitures or other legal obligations. As of December 31, 2011 and 2010, the amount of such restricted cash was approximately $37 million and $75 million, respectively. At both December 31, 2011 and 2010, all restricted cash is included in current assets.

Accounts Receivable. Current and long-term accounts receivable include retainage of $154 million and $165 million and unbilled receivables of $1,060 million and $862 million as of December 31, 2011 and 2010, respectively.

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

Marketable Equity Securities. Equity securities that have a readily determinable fair value and that we do not intend to trade are classified as available-for-sale and carried at fair value. Unrealized holding gains and losses are recorded as a separate component of shareowners’ equity, net of deferred income taxes.

Inventories and Contracts in Progress. Inventories and contracts in progress are stated at the lower of cost or estimated realizable value and are primarily based on first-in, first-out (FIFO) or average cost methods; however, certain Carrier entities use the last-in, first-out (LIFO) method. If inventories that were valued using the LIFO method had been valued under the FIFO method, they would have been higher by $144 million and $137 million at December 31, 2011 and 2010, respectively.

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

Goodwill and Intangible Assets. Goodwill represents costs in excess of fair values assigned to the underlying net assets of acquired businesses. Goodwill and intangible assets deemed to have indefinite lives are not amortized. Goodwill and indefinite-lived intangible assets are subject to annual impairment testing using the guidance and criteria described in the Intangibles – Goodwill and Other Topic of the FASB ASC. This testing compares carrying values to fair values and, when appropriate, the carrying value of these assets is reduced to fair value. We early adopted the FASB ASU No. 2011-08, “Testing Goodwill for Impairment,” in connection with the performance of our annual goodwill impairment test. Under ASU 2011-08, entities are provided with the option of first performing a qualitative assessment on none, some, or all of its reporting units to determine whether further quantitative impairment testing is necessary. An entity may also bypass the qualitative assessment for any reporting unit in any period and proceed directly to the quantitative impairment test. During 2011, 2010, and 2009, we were not required to record any significant impairments to the carrying value of goodwill or indefinite-lived intangible assets.

Intangible assets consist of service portfolios, patents and trademarks, customer relationships and other intangible assets. Useful lives of finite-lived intangible assets are estimated based upon the nature of the intangible asset and the industry in which the intangible asset is used. Estimated useful lives of service portfolios generally range from 5 to 30 years. Estimated useful lives of patents and finite-lived trademarks generally range from 3 to 40 years. Estimated useful lives of customer relationships and other assets generally range from 2 to 32 years. These intangible assets are amortized based on the pattern in which the economic benefits of the intangible assets are consumed. If a pattern of economic benefit cannot be reliably determined, a straight-line amortization method is used. Included within other intangible assets are commercial aerospace payments made to secure certain contractual rights to provide product on new aircraft platforms. Payments made on these contractual commitments are to be amortized as the related units are delivered.

Other Long-Lived Assets. We evaluate the potential impairment of other long-lived assets when appropriate. If the carrying value of other long-lived assets exceeds the sum of the undiscounted expected future cash flows, the carrying value is written down to fair value. During the years ended December 31, 2011 and 2010, we had certain non-recurring measurements resulting in impairment charges of $66 million and $245 million, respectively. See Note 13 to the Consolidated Financial Statements for additional information.

Income Taxes. In the ordinary course of business there is inherent uncertainty in quantifying our income tax positions.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

Losses, if any, on long-term contracts are provided for when anticipated. Loss provisions on original equipment contracts are recognized to the extent that estimated inventoriable manufacturing, engineering, product warranty and product performance guarantee costs, as appropriate, exceed the projected revenue from the products contemplated under the contractual arrangement. For new commitments, we generally record loss provisions at the earlier of contract announcement or contract signing except for certain requirements contracts under which losses are recorded upon receipt of the purchase order. For existing commitments, anticipated losses on contracts are recognized in the period in which losses become evident. Products contemplated under contractual arrangement include products purchased under contract and, in the large commercial engine business, future highly probable sales of replacement parts required by regulation that are expected to be purchased subsequently for incorporation into the original equipment. Revenue projections used in determining contract loss provisions are based upon estimates of the quantity, pricing and timing of future product deliveries. Losses are generally recognized on shipment to the extent that inventoriable manufacturing costs, estimated warranty costs and product performance guarantee costs, as appropriate, exceed revenue realized. Contract accounting requires estimates of future costs over the performance period of the contract as well as estimates of award fees and other sources of revenue. These estimates are subject to change and result in adjustments to margins on contracts in progress. The extent of progress toward completion on our long-term commercial aerospace equipment and helicopter contracts is measured using units of delivery. In addition, we use the cost-to-cost method for elevator and escalator sales, installation and modernization contracts in the commercial businesses. For long-term aftermarket contracts, revenue is recognized over the contract period in proportion to the costs expected to be incurred in performing services under the contract. We review our cost estimates on significant contracts on a quarterly basis, and for others, no less frequently than annually or when circumstances change and warrant a modification to a previous estimate. We record changes in contract estimates using the cumulative catch-up method in accordance with the Revenue Recognition Topic of the FASB ASC.

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

Research and development costs incurred under contracts with customers are included as a contract cost and reported as a component of cost of products sold when revenue from such contracts is recognized.

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

36	2011 ANNUAL REPORT	63

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

balance sheets of these subsidiaries are deferred as a separate component of shareowners’ equity.

We have used derivative instruments, including swaps, forward contracts and options, to help manage certain foreign currency, interest rate and commodity price exposures. Derivative instruments are viewed as risk management tools by us and are not used for trading or speculative purposes. Derivatives used for hedging purposes may be designated and effective as a hedge of the identified risk exposure at the inception of the contract.

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

Asset Retirement Obligations. We record the fair value of legal obligations associated with the retirement of tangible long-lived assets in the period in which it is determined to exist, if a reasonable estimate of fair value can be made. Upon initial recognition of a liability, we capitalize the cost of the asset retirement obligation by increasing the carrying amount of the related long-lived asset. Over time, the liability is increased for changes in its present value and the capitalized cost is depreciated over the useful life of the related asset. We have determined that conditional legal obligations exist for certain of our worldwide owned and leased facilities related primarily to building materials. As of December 31,

2011 and 2010, the outstanding liability for asset retirement obligations was $164 million and $189 million, respectively.

Pension and Postretirement Obligations. Guidance under the Compensation—Retirement Benefits Topic of the FASB ASC requires balance sheet recognition of the overfunded or underfunded status of pension and postretirement benefit plans. Under this guidance, actuarial gains and losses, prior service costs or credits, and any remaining transition assets or obligations that have not been recognized under previous accounting standards must be recognized in other comprehensive income, net of tax effects, until they are amortized as a component of net periodic benefit cost.

NOTE 2: BUSINESS ACQUISITIONS, DISPOSITIONS, GOODWILL AND INTANGIBLE ASSETS

Business Acquisitions and Dispositions. Our investments in businesses in 2011, 2010 and 2009 totaled $372 million (including debt assumed of $15 million), $2.8 billion (including debt assumed of $39 million) and $703 million, respectively.

Our 2011 investments consisted of a number of smaller acquisitions in both the aerospace and commercial businesses. As a result of Sikorsky’s contribution of a business into a new venture in the United Arab Emirates, we recognized a gain of approximately $73 million in the second quarter of 2011.

In November 2011, Carrier formed a venture controlled by Midea Group of China (Midea) for the manufacture and distribution of heating, ventilating, and air-conditioning (HVAC) products in Brazil, Argentina, and Chile. The venture is comprised of Carrier’s existing HVAC operations in the three countries and Midea’s distribution entity. Midea owns 51% of the venture and Carrier 49%. This joint venture strengthens Carrier’s global strategic relationship with Midea and expands the manufacturing and distribution of residential and light commercial HVAC systems in Brazil, Argentina, and Chile. Carrier recognized a gain of approximately $80 million in 2011 as a result of this transaction.

On October 12, 2011, Pratt & Whitney and Rolls-Royce plc (Rolls-Royce), a participant in the IAE collaboration, announced an agreement to restructure their interests in IAE. Under the terms of the agreement, Rolls-Royce will sell its interests in IAE and license its V2500 intellectual property in IAE to Pratt & Whitney for $1.5 billion plus an agreed payment contingent on each hour flown by V2500-powered aircraft in service at the closing date during the fifteen year period following closing of the transaction. Consummation of this restructuring is subject to regulatory approvals and other closing conditions. The acquisition of the additional interests in IAE will give Pratt & Whitney a controlling interest with approximately 66% ownership. Upon closing, we anticipate Pratt & Whitney will begin consolidating IAE. The acquisition of the additional interests in IAE and the intellectual property licenses will be reflected as intangible assets and amortized in relation to the economic benefits received over the projected remaining life of the V2500 program.

37

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Also, on October 12, 2011, Pratt & Whitney and Rolls-Royce announced an agreement to form a new joint venture, in which each will hold an equal share, to develop new engines to power the next generation of 120 to 230 passenger mid-size aircraft that will replace the existing fleet of mid-size aircraft currently in service or in development. With this new joint venture, Pratt & Whitney and Rolls-Royce will focus on high-bypass ratio geared turbofan technology as well as collaborate on future studies of next generation propulsion systems. Pursuant to the agreement, the formation of this new venture is subject to regulatory approvals and other closing conditions, including completion of the restructuring of the parties’ interests in IAE. We expect the restructuring of the parties’ interests in IAE to be completed in mid-2012. The closing of the new joint venture may take a substantially longer period of time to complete.

On September 21, 2011, we announced an agreement to acquire Goodrich Corporation (Goodrich), a global supplier of systems and services to the aerospace and defense industry with 2010 sales of $7 billion. Under the terms of the agreement, Goodrich shareholders will receive $127.50 in cash for each share of Goodrich common stock they own at the time of the closing of the transaction. This equates to a total estimated enterprise value of $18.4 billion, including $1.9 billion in net debt to be assumed. We expect to finance the total $16.5 billion to be paid to Goodrich shareholders at the closing of the acquisition through a combination of short and long term debt, equity issuance and cash. We intend to maintain our strong existing credit rating and minimize future share count dilution on earnings per share by targeting the equity component to comprise no more than 25% of the total financing (excluding the amount of Goodrich net debt to be assumed). We are also evaluating the potential disposition of a number of our non-core businesses to generate cash and minimize the level of future debt or equity issuances. The transaction is subject to customary closing conditions, including regulatory approvals and Goodrich shareholder approval. We expect that this acquisition will close in mid-2012. Goodrich products include aircraft nacelles and interior systems, actuation and landing systems, and electronic systems. Once the acquisition is complete, Goodrich and Hamilton Sundstrand will be combined to form a new segment named UTC Aerospace Systems. This segment and our Pratt & Whitney segment will be separately reportable segments although they will both be included within the UTC Propulsion & Aerospace Systems organizational structure. We expect the increased scale, financial strength and complementary products of the new combined business will strengthen our position in the aerospace and defense industry. Further, we expect that this acquisition will enhance our ability to support our customers with more integrated systems.

During 2011, we recorded other-than-temporary impairment charges totaling $66 million on an equity investment held by UTC Fire & Security, in order to write-down our investment to market value as of December 31, 2011. This impairment is recorded within “Other income, net” on our Consolidated Statement of Operations.

On March 1, 2010, we completed the acquisition of the GE Security business for approximately $1.8 billion, including debt assumed of $32 million. The GE Security business supplies security and fire safety technologies for commercial and residential applications through a broad product portfolio that includes fire detection and life safety systems, intrusion alarms, and video surveillance and access control systems. This business, which has been integrated into our UTC Fire & Security segment, enhanced UTC Fire & Security’s geographic diversity through GE Security’s strong North American presence, while increasing total product and technology offerings. In connection with the acquisition of GE Security, we recorded approximately $600 million of identifiable intangible assets and $1.1 billion of goodwill. The goodwill recorded reflects synergies expected to be realized through the combination of GE Security’s products, resources and management talent with those of the existing UTC Fire & Security business to enhance competitiveness, accelerate the development of certain product offerings, drive improved operational performance and secure additional service channels. Additionally, the combined business has provided the opportunity for significant improvements to the cost structure through the rationalization of general and administrative expenditures as well as research and development efforts.

During 2010, we completed the acquisition of Clipper Windpower Plc (Clipper), a publicly-held California-based wind turbine manufacturer. This investment is intended to expand our power generation portfolio and allow us to enter the wind power market by leveraging our expertise in blade technology, turbines and gearbox design. In the first half of 2010, we acquired a 49.9% equity stake in Clipper. In December 2010, we completed the acquisition of all the remaining shares of Clipper. The total cost of our investment in Clipper is approximately $385 million. In connection with this transaction, we recorded approximately $650 million of goodwill and identifiable intangible assets. Prior to the December 2010 purchase of the remaining shares of Clipper, we accounted for this investment under the equity method of accounting. During the quarter ended September 30, 2010, we recorded a $159 million other-than-temporary impairment charge on our investment in Clipper, in order to write-down our investment to market value as of September 30, 2010. This impairment is recorded within “Other income, net” on our Consolidated Statement of Operations. In December 2010, as a result of the acquisition of a controlling interest and the remaining shares of Clipper, we recorded a $21 million gain from the re-measurement to fair value of our previously held equity interest. The financial results of Clipper are included within the “Eliminations and other” category in the segment financial data in Note 18 to the Consolidated Financial Statements.

During 2010, we recorded approximately $86 million of asset impairment charges, for assets that have met the “held-for-sale” criteria, related to disposition activity within both Carrier and Hamilton Sundstrand. These asset impairment charges are recorded within Cost of products sold on our Consolidated Statement of Operations. The asset

38	2011 ANNUAL REPORT	65

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

impairment charges consist of an approximately $58 million charge associated with Carrier’s ongoing portfolio transformation to a higher returns business and an approximately $28 million charge at Hamilton Sundstrand related to the disposition of an aerospace business as part of Hamilton Sundstrand’s efforts to implement low cost sourcing initiatives.

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

In July 2009, Carrier and Watsco, Inc. (Watsco) formed Carrier Enterprise, LLC, a joint venture to distribute Carrier, Bryant, Payne and Totaline residential and light commercial HVAC products in the U.S. sunbelt region and selected territories in the Caribbean and Latin America. As part of the transaction, Carrier contributed its distribution businesses located in these regions into the new venture. In consideration of its contribution, Carrier received approximately 3 million shares of common stock of Watsco and a 40% non-controlling interest in the new venture, which included a business contributed by Watsco. Watsco owns a 60% interest in the venture with options to purchase an additional 20% interest from Carrier in future years. Carrier recognized a gain of approximately $60 million in 2009 as a result of its contribution of the majority of its U.S. residential sales and distribution businesses in this new venture.

The assets and liabilities of acquired businesses are accounted for under the purchase method of accounting and recorded at their fair values at the dates of acquisition. The excess of the purchase price over the estimated fair values of the net assets acquired was recorded as an increase in goodwill of $432 million in 2011, $1.7 billion in 2010, and $630 million in 2009. The results of operations of acquired businesses have been included in the Consolidated Statement of Operations beginning as of the effective date of acquisition.

Goodwill. The changes in the carrying amount of goodwill, by segment, are as follows:

(Dollars in millions)	Balance as of January 1, 2011	Goodwill resulting from business combinations	Foreign currency translation and other	Balance as of December 31, 2011

Otis	$1,470	$62	$(16)	$1,516
Carrier	3,171	52	(121)	3,102
UTC Fire & Security	6,646	58	(48)	6,656
Pratt & Whitney	1,224	—	(1)	1,223
Hamilton Sundstrand	4,491	(8)	(8)	4,475
Sikorsky	330	24	(6)	348
Total Segments	17,332	188	(200)	17,320
Eliminations and other	389	244	(10)	623
Total	$17,721	$432	$(210)	$17,943

For 2011, we recorded an additional $244 million of goodwill, reflected within “Eliminations and other” in the above table, related to the finalization of purchase accounting associated with the December 2010 acquisition of Clipper.

Intangible Assets. Identifiable intangible assets are comprised of the following:

	2011		2010
(Dollars in millions)	Gross Amount	Accumulated Amortization	Gross Amount	Accumulated Amortization

Amortized:
Service portfolios	$2,036	$(1,060)	$1,950	$(942)
Patents and trademarks	463	(183)	441	(153)
Other, principally customer relationships	3,329	(1,429)	3,229	(1,222)
	5,828	(2,672)	5,620	(2,317)

Unamortized:
Trademarks and other	762	—	757	—
Total	$6,590	$(2,672)	$6,377	$(2,317)

Amortization of intangible assets in 2011 and 2010 was $398 million and $387 million, respectively. Amortization of these intangible assets for 2012 through 2016 is expected to approximate $325 million per year.

NOTE 3: EARNINGS PER SHARE

(Dollars in millions, except per share amounts; shares in millions)	2011	2010	2009

Net income attributable to common shareowners	$4,979	$4,373	$3,829

Basic weighted average shares outstanding	892.3	907.9	917.4
Stock awards	14.5	14.8	11.4
Diluted weighted average shares outstanding	906.8	922.7	928.8

Earnings Per Share of Common Stock:
Basic	$5.58	$4.82	$4.17
Diluted	$5.49	$4.74	$4.12

The computation of diluted earnings per share excludes the effect of the potential exercise of stock awards, including stock appreciation rights and stock options when the average market price of the common stock is lower than the exercise price of the related stock awards during the period. These outstanding stock awards are not included in the computation of diluted earnings per share because the effect would have been anti-dilutive. For 2011, there were no anti-dilutive stock awards excluded from the computation. For 2010 and 2009, the number of stock awards excluded from the computation was 11.4 million and 20.2 million, respectively.

NOTE 4: COMMERCIAL AEROSPACE INDUSTRY ASSETS AND COMMITMENTS

We have receivables and other financing assets with commercial aerospace industry customers totaling $3,736 million and $3,384 million at December 31, 2011 and 2010, respectively. Customer financing assets related to

66	UNITED TECHNOLOGIES CORPORATION	39

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

commercial aerospace industry customers consist of products under lease of $665 million and notes and leases receivable of $365 million. The notes and leases receivable are scheduled to mature as follows: $37 million in 2012, $57 million in 2013, $26 million in 2014, $30 million in 2015, $30 million in 2016, and $185 million thereafter.

Financing commitments, in the form of secured debt, guarantees or lease financing, are provided to commercial aerospace customers. The extent to which the financing commitments will be utilized is not currently known, since customers may be able to obtain more favorable terms from other financing sources. We may also arrange for third-party investors to assume a portion of these commitments. If financing commitments are exercised, debt financing is generally secured by assets with fair market values equal to or exceeding the financed amounts with interest rates established at the time of funding. We may also lease aircraft and subsequently sublease the aircraft to customers under long-term non-cancelable operating leases. In some instances, customers may have minimum lease terms that result in sublease periods shorter than our lease obligation. Lastly, we have made residual value and other guarantees related to various commercial aerospace customer financing arrangements. The estimated fair market values of the guaranteed assets equal or exceed the value of the related guarantees, net of existing reserves. We also have other contractual commitments, including commitments to secure certain contractual rights to provide product on new aircraft platforms. Payments made on these contractual commitments are included within other intangible assets and are to be amortized as the related units are delivered.

Our commercial aerospace financing and other contractual commitments as of December 31, 2011 were $2,270 million and are exercisable as follows: $131 million in 2012, $252 million in 2013, $427 million in 2014, $206 million in 2015, $368 million in 2016, and $886 million thereafter. Our financing obligations with customers are contingent upon maintenance of certain levels of financial condition by the customers. In addition, we have residual value and other guarantees of $323 million as of December 31, 2011.

We have long-term aftermarket maintenance contracts with commercial aerospace industry customers for which revenue is recognized in proportion to actual costs incurred relative to total expected costs to be incurred over the respective contract periods. Billings, however, are typically based on factors such as engine flight hours. The timing differences between the billings and the maintenance costs incurred generates both deferred assets and deferred revenues. Deferred assets under these long-term aftermarket contracts totaled $235 million and $290 million at December 31, 2011 and 2010, respectively, and are included in Other assets in the accompanying Consolidated Balance Sheets. Deferred revenues generated totaled $1,708 million and $1,474 million at December 31, 2011 and 2010, respectively, and are included in Accrued liabilities and Other long-term liabilities in the accompanying Consolidated Balance Sheet.

As of December 31, 2011, we held a 33% interest in IAE, an international consortium of four shareholders organized to support the V2500 commercial aircraft engine program. Our interest in IAE is accounted for under the equity method of accounting. IAE may offer customer financing in the form of guarantees, secured debt or lease financing in connection with V2500 engine sales. At December 31, 2011, IAE had financing commitments of $728 million and asset value guarantees of $50 million. Our share of IAE’s financing commitments and asset value guarantees was approximately $252 million at December 31, 2011. In addition, IAE had lease obligations under long-term non-cancelable leases of approximately $211 million, on an undiscounted basis, through 2020 related to aircraft, which are subleased to customers under long-term leases. These aircraft have fair market values, which approximate the financed amounts, net of reserves. The shareholders of IAE have guaranteed IAE’s financing arrangements to the extent of their respective ownership interests. In the event of default by a shareholder on certain of these financing arrangements, the other shareholders would be proportionately responsible.

Reserves related to aerospace receivables and financing assets were $169 million and $133 million at December 31, 2011 and 2010, respectively. Reserves related to financing commitments and guarantees were $73 million and $38 million at December 31, 2011 and 2010, respectively.

NOTE 5: INVENTORIES & CONTRACTS IN PROGRESS

(Dollars in millions)	2011	2010

Raw materials	$1,321	$1,221
Work-in-process	3,175	3,259
Finished goods	3,078	3,026
Contracts in progress	6,899	6,340
	14,473	13,846
Less:
Progress payments, secured by lien, on U.S. Government contracts	(422)	(275)
Billings on contracts in progress	(6,254)	(5,805)
	$7,797	$7,766

Raw materials, work-in-process and finished goods are net of valuation reserves of $884 million and $799 million as of December 31, 2011 and 2010, respectively. As of December 31, 2011 and 2010, inventory also includes capitalized contract development costs of $776 million and $804 million, respectively, related to certain aerospace programs. These capitalized costs will be liquidated as production units are delivered to the customer. The capitalized contract development costs within inventory principally relate to capitalized costs on Sikorsky’s CH-148 contract with the Canadian government. The CH-148 is a derivative of the H-92, a military variant of the S-92.

Contracts in progress principally relate to elevator and escalator contracts and include costs of manufactured components, accumulated installation costs and estimated earnings on incomplete contracts.

40	2011 ANNUAL REPORT	67

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Our sales contracts in many cases are long-term contracts expected to be performed over periods exceeding twelve months. At both December 31, 2011 and 2010, approximately 75% of total inventories and contracts in progress have been acquired or manufactured under such long-term contracts, a portion of which is not scheduled for delivery within the next twelve months.

NOTE 6: FIXED ASSETS

(Dollars in millions)	Estimated Useful Lives	2011	2010

Land		$335	$342
Buildings and improvements	12-40 years	4,885	4,908
Machinery, tools and equipment	3-20 years	9,994	10,010
Other, including under construction		766	654
		15,980	15,914
Accumulated depreciation		(9,779)	(9,634)
		$6,201	$6,280

Depreciation expense was $890 million in 2011, $900 million in 2010 and $852 million in 2009.

NOTE 7: ACCRUED LIABILITIES

(Dollars in millions)	2011	2010

Advances on sales contracts and service billings	$5,028	$5,203
Accrued salaries, wages and employee benefits	1,910	1,918
Service and warranty accruals	702	449
Income taxes payable	547	504
Litigation and contract matters	535	577
Interest payable	325	294
Accrued restructuring costs	248	358
Accrued workers compensation	215	210
Accrued property, sales and use taxes	197	209
Other	2,580	2,525
	$12,287	$12,247

NOTE 8: BORROWINGS AND LINES OF CREDIT

(Dollars in millions)	2011	2010

Short-term borrowings:
Commercial paper	$455	$—
Other borrowings	175	116
Total short-term borrowings	$630	$116

The weighted-average interest rates applicable to short-term borrowings outstanding at December 31, 2011 and 2010 were 1.5% and 6.3%, respectively. The decline in the weighted-average interest rates for short-term borrowings was due to the commercial paper borrowings outstanding at December 31, 2011, which carry favorable interest rates. At December 31, 2011, approximately $1.3 billion was available under short-term lines of credit with local banks at our various domestic and international subsidiaries. In November 2011, our maximum commercial paper borrowing authority was increased from $3 billion to $4 billion. We generally use our commercial paper borrowings for general corporate purposes, including the funding of potential acquisitions and repurchases of our common stock.

At December 31, 2011, we had revolving credit agreements with various banks permitting aggregate borrowings of up to $4.0 billion pursuant to a $2.0 billion revolving credit agreement and a $2.0 billion multicurrency revolving credit agreement, both of which expire in November 2016. These revolving credit agreements were signed on November 4, 2011 and replaced our previous revolving credit agreements executed in 2010 which had permitted aggregate borrowings of up to $3.0 billion. As of December 31, 2011, there were no borrowings under either of these revolving credit agreements. The undrawn portions of our revolving credit agreements are also available to serve as backup facilities for the issuance of commercial paper.

On November 8, 2011, we entered into a bridge credit agreement with various financial institutions that provides for a $15 billion unsecured bridge loan facility, available to pay a portion of the cash consideration for the Goodrich acquisition, and to finance certain related transactions and pay related fees and expenses. Any funding under the bridge credit agreement would occur substantially concurrently with the consummation of the Goodrich acquisition, subject to customary conditions for acquisition financings of this type. Any loans made pursuant to the bridge credit agreement would mature on the date that is 364 days after the funding date.

Our long-term debt consists of the following:

(Dollars in millions)	2011	2010

6.100% notes due 2012*	$—	$500
4.875% notes due 2015*	1,200	1,200
5.375% notes due 2017*	1,000	1,000
6.125% notes due 2019*	1,250	1,250
8.875% notes due 2019	272	272
4.500% notes due 2020*	1,250	1,250
8.750% notes due 2021	250	250
6.700% notes due 2028	400	400
7.500% notes due 2029*	550	550
5.400% notes due 2035*	600	600
6.050% notes due 2036*	600	600
6.125% notes due 2038*	1,000	1,000
5.700% notes due 2040*	1,000	1,000
Project financing obligations	127	141
Other (including capitalized leases)	131	160
Total long-term debt	9,630	10,173
Less current portion	(129)	(163)
Long-term portion	$9,501	$10,010

*	We may redeem the above notes, in whole or in part, at our option at any time at a redemption price in U.S. Dollars equal to the greater of 100% of the principal amount of the notes to be redeemed or the sum of the present values of the remaining scheduled payments of principal and interest on the notes to be redeemed, discounted to the redemption date on a semiannual basis at the adjusted treasury rate plus 10-50 basis points. The redemption price will also include interest accrued to the date of redemption on the principal balance of the notes being redeemed.

68	UNITED TECHNOLOGIES CORPORATION	41

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In December 2011, we redeemed the entire $500 million outstanding principal amount of our 6.100% notes that would otherwise have been due May 15, 2012. In February 2010, we issued two series of fixed rate notes that pay interest semiannually, in arrears, on April 15 and October 15 of each year beginning October 15, 2010. The $1.25 billion principal amount of fixed rate notes bears interest at a rate equal to 4.500% per year and matures on April 15, 2020. The $1.0 billion principal amount of fixed rate notes bears interest at a rate equal to 5.700% per year and matures on April 15, 2040. The proceeds from these notes were used primarily to fund a portion of the acquisition of the GE Security business, and to repay commercial paper borrowings.

The project financing obligations noted above are associated with the sale of rights to unbilled revenues related to the ongoing activity of an entity owned by Carrier. The percentage of total short-term borrowings and long-term debt at variable interest rates was 7% and 2% at December 31, 2011 and 2010, respectively. Interest rates on our commercial paper borrowings are considered variable due to their short-term duration and high-frequency of turnover.

The schedule of principal payments required on long-term debt for the next five years and thereafter is:

(Dollars in millions)

2012	$129
2013	20
2014	26
2015	1,221
2016	10
Thereafter	8,224
Total	$9,630

We have an existing universal shelf registration statement filed with the Securities and Exchange Commission (SEC) for an indeterminate amount of securities for future issuance, subject to our internal limitations on the amount of debt to be issued under this shelf registration statement.

NOTE 9: EQUITY

Changes in non-controlling interests that do not result in a change of control, and where there is a difference between fair value and carrying value, are accounted for as equity transactions. A summary of these changes in ownership interests in subsidiaries and the pro-forma effect on Net income attributable to common shareowners had they been recorded through net income is provided below:

(Dollars in millions)	2011	2010	2009

Net income attributable to common shareowners	$4,979	$4,373	$3,829
Transfers to non-controlling interests:
Increase in common stock for sale of subsidiary shares	3	—	—
Decrease in common stock for purchase of subsidiary shares	(54)	(12)	(67)
Net income attributable to common shareowners after transfers to non-controlling interests	$4,928	$4,361	$3,762

NOTE 10: INCOME TAXES

The income tax expense (benefit) for the years ended December 31, consisted of the following components:

(Dollars in millions)	2011	2010	2009

Current:
United States:
Federal	$428	$122	$239
State	99	128	54
Foreign	1,373	1,164	837
	1,900	1,414	1,130
Future:
United States:
Federal	528	461	370
State	27	—	41
Foreign	(224)	(48)	40
	331	413	451
Income tax expense	$2,231	$1,827	$1,581

Attributable to items credited (charged) to equity and goodwill	$864	$276	$(782)

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

The tax effects of net temporary differences and tax carryforwards which gave rise to future income tax benefits and payables at December 31, 2011 and 2010 are as follows:

(Dollars in millions)	2011	2010

Future income tax benefits:
Insurance and employee benefits	$2,579	$1,986
Other asset basis differences	(569)	(540)
Other liability basis differences	1,046	958
Tax loss carryforwards	723	729
Tax credit carryforwards	1,247	1,371
Valuation allowances	(977)	(911)
	$4,049	$3,593

Future income taxes payable:
Fixed assets	$667	$647
Other items, net	248	190
	$915	$837

Valuation allowances have been established primarily for tax credit carryforwards, tax loss carryforwards, and certain foreign temporary differences to reduce the future income tax benefits to expected realizable amounts.

It is reasonably possible that over the course of 2012, the amount of valuation allowances may decrease within a range of $150 million to $200 million resulting from potential internal reorganizations that may occur in 2012. These internal reorganizations are separate from the creation of the UTC

42	2011 ANNUAL REPORT	69

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Climate, Controls & Security and the UTC Propulsion & Aerospace Systems organizations as described above and are a component of our ongoing efforts to improve business efficiency.

The sources of income before income taxes are:

(Dollars in millions)	2011	2010	2009

United States	$3,293	$2,655	$2,584
Foreign	4,312	3,883	3,176
	$7,605	$6,538	$5,760

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

Differences between effective income tax rates and the statutory U.S. federal income tax rate are as follows:

	2011	2010	2009

Statutory U.S. federal income tax rate	35.0%	35.0%	35.0%
Tax on international activities	(4.3)%	(7.6)%	(6.9)%
Tax audit settlements	(0.8)%	—	(0.7)%
Other	(0.6)%	0.5%	—
Effective income tax rate	29.3%	27.9%	27.4%

The 2011 effective tax rate increased as compared to 2010 due to the absence of the repatriation of high taxed dividends which had a net favorable impact in 2010. The 2011 effective tax rate reflects approximately $63 million of favorable income tax adjustments related to the settlement of two refund claims for years prior to 2004, as well as a favorable tax impact of $17 million related to a U.K. tax rate reduction enacted in 2011. These favorable tax adjustments are partially offset by non-deductible charges accrued in 2011.

The 2010 effective tax rate reflects a non-recurring tax expense reduction associated with management’s decision to repatriate additional high tax dividends from the current year to the U.S. in 2010 as a result of U.S. tax legislation enacted at the time. This is partially offset by the non-deductibility of impairment charges, the adverse impact from the health care legislation related to the Medicare Part D program and other increases to our effective tax rate.

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

At December 31, 2011, tax credit carryforwards, principally state and federal, and tax loss carryforwards, principally state and foreign, were as follows:

(Dollars in millions)	Tax Credit Carryforwards	Tax Loss Carryforwards

Expiration period:
2012-2016	$22	$523
2017-2021	164	125
2022-2031	308	397
Indefinite	753	2,157
Total	$1,247	$3,202

At December 31, 2011, we had gross tax-effected unrecognized tax benefits of $946 million, all of which, if recognized, would impact the effective tax rate. A reconciliation of the beginning and ending amounts of unrecognized tax benefits and interest expense related to unrecognized tax benefits for the years ended December 31, 2011, 2010, and 2009 is as follows:

(Dollars in millions)	2011	2010	2009

Balance at January 1	$891	$793	$773
Additions for tax positions related to the current year	71	115	90
Additions for tax positions of prior years	71	80	174
Reductions for tax positions of prior years	(24)	(81)	(20)
Settlements	(63)	(16)	(224)
Balance at December 31	$946	$891	$793

Gross interest expense related to unrecognized tax benefits	$23	$27	$21

Total accrued interest balance at December 31	$165	$144	$142

Included in the balance at December 31, 2009 was $57 million of tax positions whose tax characterization was highly certain but for which there was uncertainty about the timing of tax return inclusion. During 2010, the uncertainty was removed as a result of an accounting method change approved by the Internal Revenue Service (IRS).

During 2011, we reached final resolution with the IRS on two refund claims that had been pending with respect to pre-2004 tax years and refunds were received in accordance with the resolutions. A reduction in tax expense in the amount of $63 million and pretax interest income in the amount of $89 million was recognized during 2011 associated with the resolution of these claims.

Tax years 2004 – 2005 are currently before the Appeals Division of the IRS for resolution discussions regarding certain proposed tax adjustments with which we do not agree. Tax years 2006 – 2008 are currently under review by the Examination Division of the IRS. It is possible that both the 2004 – 2005 appeals activity as well as 2006 – 2008 examination activity may conclude before the end of the second quarter of 2012. The Company expects the IRS to commence their review of the 2009 and 2010 tax years in the first quarter of 2012.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

We expect that certain adjustments proposed by the IRS in the course of its examination of tax years 2006 – 2008 and with which we do not agree will further proceed to the Appeals Division of the IRS for resolution discussions. Any discussions with the IRS Appeals Division related to the 2006 – 2008 tax years is likely to continue beyond 2012.

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

It is reasonably possible that a net reduction within a range of $160 million to $260 million of unrecognized tax benefits may occur over the course of 2012 as a result of additional worldwide uncertain tax positions, the revaluation of current uncertain tax positions arising from developments in examinations, in appeals, or in the courts, or the closure of tax statutes. Not included in the range is €198 million (approximately $258 million) of tax benefits that we have claimed related to a 1998 German reorganization. These tax benefits are currently being reviewed by the German Tax Office in the course of an audit of tax years 1999 to 2000. In 2008 the German Federal Tax Court denied benefits to another taxpayer in a case involving a German tax law relevant to our reorganization. The determination of the German Federal Tax Court on this other matter was appealed to the European Court of Justice (ECJ) to determine if the underlying German tax law is violative of European Union (EU) principles. On September 17, 2009 the ECJ issued an opinion in this case that is generally favorable to the other taxpayer and referred the case back to the German Federal Tax Court for further consideration of certain related issues. In May 2010, the German Federal Tax Court released its decision, in which it resolved certain tax issues that may be relevant to our audit and remanded the case to a lower court for further development. After consideration of the ECJ decision and the latest German Federal Tax Court decision, we continue to believe that it is more likely than not that the relevant German tax law is violative of EU principles and we have not accrued tax expense for this matter. As we continue to monitor developments related to this matter, it may become necessary for us to accrue tax expense and related interest.

As a result of expected tax examination activity and associated re-evaluation of tax related liabilities and contingencies, it is possible that we may recognize non-cash gains, principally tax, in the range of $225 million to $350 million within the first half of 2012.

NOTE 11: EMPLOYEE BENEFIT PLANS

We sponsor numerous domestic and foreign employee benefit plans, which are discussed below.

Employee Savings Plans. We sponsor various employee savings plans. Our contributions to employer sponsored defined contribution plans were $218 million, $200 million and $192 million for 2011, 2010 and 2009, respectively. Effective January 1, 2010, newly hired non-union domestic employees receive all of their retirement benefits through the defined contribution savings plan.

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

Shares of common stock are allocated to employees’ ESOP accounts at fair value on the date earned. Cash dividends on common stock held by the ESOP are used for debt service payments. Participants receive additional shares in lieu of cash dividends. Common stock allocated to ESOP participants is included in the average number of common shares outstanding for both basic and diluted earnings per share. At December 31, 2011, 33.6 million common shares had been allocated to employees, leaving 18.8 million unallocated common shares in the ESOP Trust, with an approximate fair value of $1.4 billion.

44	2011 ANNUAL REPORT	71

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Pension Plans. We sponsor both funded and unfunded domestic and foreign defined benefit pension plans that cover the majority of our employees. Our plans use a December 31 measurement date consistent with our fiscal year.

(Dollars in millions)	2011	2010

CHANGE IN BENEFIT OBLIGATION:
Beginning balance	$24,445	$22,271
Service cost	444	396
Interest cost	1,298	1,287
Actuarial loss	2,185	1,625
Total benefits paid	(1,233)	(1,216)
Net settlement and curtailment loss (gain)	1	(37)
Plan amendments	21	121
Other	6	(2)
Ending balance	$27,167	$24,445

CHANGE IN PLAN ASSETS:
Beginning balance	$22,384	$19,377
Actual return on plan assets	1,320	2,635
Employer contributions	1,060	1,621
Benefits paid from plan assets	(1,233)	(1,216)
Other	11	(33)
Ending balance	$23,542	$22,384

FUNDED STATUS:
Fair value of plan assets	$23,542	$22,384
Benefit obligations	(27,167)	(24,445)
Funded status of plan	$(3,625)	$(2,061)

AMOUNTS RECOGNIZED IN THE CONSOLIDATED BALANCE SHEET CONSIST OF:
Noncurrent assets	$552	$637
Current liability	(64)	(58)
Noncurrent liability	(4,113)	(2,640)
Net amount recognized	$(3,625)	$(2,061)

AMOUNTS RECOGNIZED IN ACCUMULATED OTHER COMPREHENSIVE LOSS CONSIST OF:
Net actuarial loss	$9,436	$7,223
Prior service credit	(152)	(184)
Transition obligation	6	6
Net amount recognized	$9,290	$7,045

The amounts included in “Other” in the preceding table reflect the impact of foreign exchange translation, primarily for plans in the U.K. and Canada.

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

We made $156 million of cash contributions and contributed $450 million in UTC common stock to our domestic defined benefit pension plans and made $395 million of cash contributions to our foreign defined benefit pension plans in 2011. In 2010, we made $1,001 million of cash contributions and contributed $250 million in UTC common stock to our domestic defined benefit pension plans and made $298 million of cash contributions to our foreign defined benefit pension plans.

Information for pension plans with accumulated benefit obligation in excess of plan assets:

(Dollars in millions)	2011	2010

Projected benefit obligation	$24,091	$21,556
Accumulated benefit obligation	23,198	20,562
Fair value of plan assets	19,949	18,885

The accumulated benefit obligation for all defined benefit pension plans was $26.0 billion and $23.2 billion at December 31, 2011 and 2010, respectively.

The components of the net periodic pension cost are as follows:

(Dollars in millions)	2011	2010	2009

Pension Benefits:
Service cost	$444	$396	$429
Interest cost	1,298	1,287	1,285
Expected return on plan assets	(1,834)	(1,735)	(1,634)
Amortization of prior service (credits) costs	(12)	(18)	56
Amortization of unrecognized net transition obligation	1	1	1
Recognized actuarial net loss	462	285	226
Net settlement and curtailment loss	16	2	102
Net periodic pension cost—employer	$375	$218	$465

Other changes in plan assets and benefit obligations recognized in other comprehensive loss in 2011 are as follows:

(Dollars in millions)

Current year actuarial loss	$2,700
Amortization of actuarial loss	(462)
Current year prior service cost	21
Amortization of prior service credit	12
Amortization of transition obligation	(1)
Other	(1)
Total recognized in other comprehensive loss	$2,269

Net recognized in net periodic pension cost and other comprehensive loss	$2,644

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The estimated amount that will be amortized from accumulated other comprehensive loss into net periodic pension cost in 2012 is as follows:

(Dollars in millions)

Net actuarial loss	$722
Prior service credit	(12)
Transition obligation	1
$711

Major assumptions used in determining the benefit obligation and net cost for pension plans are presented in the following table as weighted-averages:

	BENEFIT OBLIGATION		NET COST
	2011	2010	2011	2010	2009

Discount rate	4.7%	5.4%	5.4%	5.9%	6.1%
Salary scale	4.3%	4.4%	4.4%	4.4%	4.4%
Expected return on plan assets	—	—	7.9%	8.0%	8.2%

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

The plan’s investment management objectives include maintaining an adequate level of diversification, to reduce interest rate and market risk, and to provide adequate liquidity to meet immediate and future benefit payment requirements. The overall investment strategy targets a mix of 65% growth seeking assets and 35% income generating assets using a wide diversification of asset types, fund strategies and investment managers. The growth seeking allocation consists of global public equities in developed and emerging countries, private equity, real estate and balanced market risk strategies. Within public equities, 9% of the portfolio is an enhanced equity strategy that invests in publicly traded equity and fixed income securities, derivatives and foreign currency. Investments in private equity are primarily via limited partnership interests in buy-out strategies with smaller allocations in distressed debt funds. The real estate strategy is principally concentrated in directly held U.S. core investments with some smaller investments in international, value-added and opportunistic strategies. Within the income generating assets, the fixed income portfolio consists of a broadly diversified portfolio of corporate bonds, global government bonds and U.S. Treasury STRIPS. These investments are designed to hedge 40% of the interest rate sensitivity of the pension plan liabilities.

46	2011 ANNUAL REPORT	73

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The fair values of pension plan assets at December 31, 2011 and 2010 by asset category are as follows:

(Dollars in millions)	Quoted Prices in Active Markets For Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total

ASSET CATEGORY:
Public Equities
Global Equities	$5,210	$4	$—	$5,214
Global Equity Commingled Funds(a)	—	2,981	—	2,981
Enhanced Global Equities(b)	44	1,590	239	1,873
Private Equities(c)	—	—	1,159	1,159
Fixed Income Securities
Governments	1,564	1,199	—	2,763
Corporate Bonds	—	5,167	110	5,277
Structured Products(d)	—	67	—	67
Real Estate(e)	—	16	1,364	1,380
Other(f)	—	1,869	—	1,869
Cash & Cash Equivalents(g)	—	359	—	359
Subtotal	$6,818	$13,252	$2,872	22,942
Other Assets & Liabilities(h)				600
TOTAL AT DECEMBER 31, 2011				$23,542

Public Equities
Global Equities	$5,332	$7	$1	$5,340
Global Equity Commingled Funds(a)	—	3,200	—	3,200
Enhanced Global Equities(b)	57	1,662	245	1,964
Private Equities(c)	—	—	1,134	1,134
Fixed Income Securities
Governments	691	1,149	—	1,840
Corporate Bonds	21	5,424	—	5,445
Structured Products(d)	—	76	—	76
Real Estate(e)	—	26	944	970
Other(f)	—	1,517	—	1,517
Cash & Cash Equivalents(g)	—	293	—	293
Subtotal	$6,101	$13,354	$2,324	21,779
Other Assets & Liabilities(h)				605
TOTAL AT DECEMBER 31, 2010				$22,384

(a)	Represents commingled funds that invest primarily in common stocks.

(b)	Represents enhanced equity separate account and commingled fund portfolios. A portion of the portfolio may include long-short market neutral and relative value strategies that invest in publicly traded, equity and fixed income securities, as well as derivatives of equity and fixed income securities and foreign currency.

(c)	Represents limited partner investments with general partners that primarily invest in debt and equity.

(d)	Represents mortgage and asset-backed securities.

(e)	Represents investments in real estate including commingled funds and directly held properties.

(f)	Represents insurance contracts and global balanced risk commingled funds consisting mainly of equity, bonds and some commodities.

(g)	Represents short-term commercial paper, bonds and other cash or cash-like instruments.

(h)	Represents trust receivables and payables that are not leveled.

Derivatives in the plan are primarily used to manage risk and gain asset class exposure while still maintaining liquidity. Derivative instruments mainly consist of equity futures, interest rate futures, interest rate swaps and currency forward contracts.

Our common stock represents approximately 4% and 3% of total plan assets at December 31, 2011 and 2010, respectively.

We review our assets at least quarterly to ensure we are within the targeted asset allocation ranges and, if necessary, asset balances are adjusted back within target allocations. We employ a broadly diversified investment manager structure that includes diversification by active and passive management, style, capitalization, country, sector, industry and number of investment managers.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The fair value measurement of plan assets using significant unobservable inputs (Level 3) changed due to the following:

(Dollars in millions)	Global Equities	Enhanced Global Equities	Private Equities	Corporate Bonds	Real Estate	Total

Balance, December 31, 2009	$—	$11	$1,045	$—	$715	$1,771
Realized gains (losses)	—	—	157	—	(6)	151
Unrealized gains relating to instruments still held in the reporting period	—	9	51	—	63	123
Purchases, sales, and settlements, net	1	225	(119)	—	150	257
Transfers in, net	—	—	—	—	22	22

Balance, December 31, 2010	1	245	1,134	—	944	2,324
Realized (losses) gains	—	(1)	108	—	(6)	101
Unrealized (losses) gains relating to instruments still held in the reporting period	—	(1)	17	6	137	159
Purchases, sales, and settlements, net	(1)	(4)	(100)	104	289	288
BALANCE, DECEMBER 31, 2011	$—	$239	$1,159	$110	$1,364	$2,872

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

ESTIMATED FUTURE CONTRIBUTIONS AND BENEFIT PAYMENTS

We expect to make contributions of approximately $100 million to our foreign defined benefit pension plans in 2012. Although we are not required to make contributions to our domestic defined benefit pension plans through the end of 2012, we may elect to make discretionary contributions in 2012. Contributions do not reflect benefits to be paid directly from corporate assets.

Benefit payments, including amounts to be paid from corporate assets, and reflecting expected future service, as appropriate, are expected to be paid as follows: $1,356 million in 2012, $1,378 million in 2013, $1,433 million in 2014, $1,493 million in 2015, $1,556 million in 2016, and $8,788 million from 2017 through 2021.

Postretirement Benefit Plans. We sponsor a number of postretirement benefit plans that provide health and life benefits to eligible retirees. Such benefits are provided primarily from domestic plans, which comprise approximately 84% of the benefit obligation. The postretirement plans are primarily unfunded. Assets in funded plans are primarily invested in cash and cash equivalents.

(Dollars in millions)	2011	2010

CHANGE IN BENEFIT OBLIGATION:
Beginning balance	$832	$876
Service cost	3	2
Interest cost	39	46
Actuarial gain	(7)	(29)
Total benefits paid	(104)	(105)
Other	21	42
Ending balance	$784	$832

CHANGE IN PLAN ASSETS:
Beginning balance	$10	$11
Actual return on plan assets	2	(1)
Employer contributions	76	76
Benefits paid from plan assets	(104)	(105)
Other	16	29
Ending balance	$—	$10

FUNDED STATUS:
Fair value of plan assets	$—	$10
Benefit obligations	(784)	(832)
Funded status of plan	$(784)	$(822)

AMOUNTS RECOGNIZED IN THE CONSOLIDATED BALANCE SHEET CONSIST OF:
Current liability	$(74)	$(66)
Noncurrent liability	(710)	(756)
Net amount recognized	$(784)	$(822)

AMOUNTS RECOGNIZED IN ACCUMULATED OTHER COMPREHENSIVE LOSS CONSIST OF:
Net actuarial gain	$(120)	$(130)
Prior service cost	2	1
Net amount recognized	$(118)	$(129)

48	2011 ANNUAL REPORT	75

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The components of net periodic benefit cost are as follows:

(Dollars in millions)	2011	2010	2009

Other Postretirement Benefits:
Service cost	$3	$2	$2
Interest cost	39	46	50
Expected return on plan assets	(1)	(1)	(1)
Amortization of prior service credit	(2)	(2)	(2)
Recognized actuarial net gain	(8)	(1)	(3)
Net settlement and curtailment gain	(8)	—	—
Net periodic other postretirement benefit cost	$23	$44	$46

Other changes in plan assets and benefit obligations recognized in other comprehensive loss in 2011 are as follows:

(Dollars in millions)

Current year actuarial gain	$(8)
Amortization of prior service credit	2
Amortization of actuarial net gain	8
Net settlements and curtailments	10
Total recognized in other comprehensive loss	$12

Net recognized in net periodic other postretirement benefit cost and other comprehensive loss	$35

The estimated amounts that will be amortized from accumulated other comprehensive loss into net periodic benefit cost in 2012 include actuarial net gains of $6 million.

Major assumptions used in determining the benefit obligation and net cost for postretirement plans are presented in the following table as weighted-averages:

	BENEFIT OBLIGATION		NET COST
	2011	2010	2011	2010	2009

Discount rate	4.3%	4.9%	4.9%	5.5%	6.0%
Expected return on plan assets	—	—	5.0%	5.0%	5.8%

Assumed health care cost trend rates are as follows:

	2011	2010

Health care cost trend rate assumed for next year	8.5%	9.0%
Rate that the cost trend rate gradually declines to	5.0%	5.0%
Year that the rate reaches the rate it is assumed to remain at	2019	2019

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

	2011 One-Percentage-Point
(Dollars in millions)	Increase	Decrease

Effect on total service and interest cost	$2	$(2)
Effect on postretirement benefit obligation	47	(40)

ESTIMATED FUTURE BENEFIT PAYMENTS

Benefit payments, including net amounts to be paid from corporate assets and reflecting expected future service, as appropriate, are expected to be paid as follows: $79 million in 2012, $74 million in 2013, $72 million in 2014, $69 million in 2015, $63 million in 2016, and $265 million from 2017 through 2021.

Multiemployer Benefit Plans. We contribute to various domestic and foreign multiemployer defined benefit pension plans. The risks of participating in these multiemployer plans are different from single-employer plans in that assets contributed are pooled and may be used to provide benefits to employees of other participating employers. If a participating employer stops contributing to the plan, the unfunded obligations of the plan may be borne by the remaining participating employers. Lastly, if we choose to stop participating in some of our multiemployer plans, we may be required to pay those plans a withdrawal liability based on the underfunded status of the plan.

Our participation in these plans for the annual periods ended December 31 is outlined in the table below. Unless otherwise noted, the most recent Pension Protection Act (PPA) zone status available in 2011 and 2010 is for the plan’s year-end at June 30, 2010, and June 30, 2009, respectively. The zone status is based on information that we received from the plan and is certified by the plan’s actuary. Our significant plan is in the green zone which represents at least 80 percent funded and does not require a financial improvement plan (FIP) or a rehabilitation plan (RP).

(Dollars in millions)		PENSION PROTECTION ACT ZONE STATUS		FIP/RP STATUS	CONTRIBUTIONS
Pension Fund	EIN/Pension Plan Number	2011	2010	Pending/ Implemented	2011	2010	2009	Surcharge Imposed	Expiration Date of Collective-Bargaining Agreement

National Elevator Industry Plan	23-2694291	Green	Green	No	$56	$55	$60	No	July 8, 2012
Other funds					38	35	37
					$94	$90	$97

For the plan years ended June 30, 2010 and 2009, respectively, we were listed in the National Elevator Industry Plan’s Forms 5500 as providing more than 5% of the total contributions for the plan. At the date these financial statements were issued, Forms 5500 were not available for the plan year ending June 30, 2011.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In addition, we participate in several multiemployer arrangements that provide postretirement benefits other than pensions, with the National Elevator Industry Plan being the most significant. These arrangements generally provide medical and life benefits for eligible active employees and retirees and their dependents. Contributions to multiemployer plans that provide postretirement benefits other than pensions were $10 million, $10 million and $11 million for 2011, 2010 and 2009, respectively.

Stock-based Compensation. We have long-term incentive plans authorizing various types of market and performance based incentive awards that may be granted to officers and employees. Our Long Term Incentive Plan (LTIP) was initially approved on April 13, 2005 and amended in 2011 to increase the maximum number of shares available for award under the LTIP to 119 million shares. Following initial approval of the LTIP, we may not grant any new awards under previously existing equity compensation plans. As of December 31, 2011, approximately 56 million shares remain available for awards under the LTIP. The LTIP does not contain an annual award limit. We expect that the shares awarded on an annual basis will range from 1% to 1.5% of shares outstanding. The LTIP will expire after all shares have been awarded or April 30, 2017, whichever is sooner.

Under all long-term incentive plans, the exercise price of awards is set on the grant date and may not be less than the fair market value per share on that date. Generally, stock appreciation rights and stock options have a term of ten years and a minimum three-year vesting period. In the event of retirement, awards held for more than one year shall immediately become vested and exercisable. In addition, under the LTIP, awards with performance-based vesting generally have a minimum three-year vesting period and vest based on performance against pre-established metrics. In the event of retirement, awards held more than one year remain eligible to vest. We have historically repurchased shares of our common stock in an amount at least equal to the number of shares issued under our equity compensation arrangements and will continue to evaluate this policy in conjunction with our overall share repurchase program.

We measure the cost of all share-based payments, including stock options, at fair value on the grant date and recognize this cost in the statement of operations. For the years ended December 31, 2011, 2010 and 2009, $229 million, $154 million and $153 million, respectively, of compensation cost was recognized in operating results. The associated future income tax benefit recognized was $75 million, $47 million and $49 million for the years ended December 31, 2011, 2010 and 2009, respectively.

For the years ended December 31, 2011, 2010 and 2009, the amount of cash received from the exercise of stock options was $226 million, $386 million and $342 million, respectively, with an associated tax benefit realized of $101 million, $139 million and $95 million, respectively. In addition, for the years ended December 31, 2011, 2010 and 2009, the associated tax benefit realized from the vesting of performance share units was $19 million, $20 million and $33 million, respectively. Also, in accordance with the Compensation – Stock Compensation Topic of the FASB ASC, for the years ended December 31, 2011, 2010 and 2009, $81 million, $94 million and $50 million, respectively, of certain tax benefits have been reported as operating cash outflows with corresponding cash inflows from financing activities.

At December 31, 2011, there was $152 million of total unrecognized compensation cost related to non-vested equity awards granted under long-term incentive plans. This cost is expected to be recognized ratably over a weighted-average period of 1.9 years.

A summary of the transactions under all long-term incentive plans for the year ended December 31, 2011 follows:

	STOCK OPTIONS		STOCK APPRECIATION RIGHTS		PERFORMANCE SHARE UNITS		Other Incentive Shares / Units
(shares and units in thousands)	Shares	Average Price*	Shares	Average Price*	Units	Average Price**

Outstanding at:
December 31, 2010	27,337	$44.82	31,220	$64.72	3,024	$65.96	807
Granted	320	78.99	4,916	79.09	946	78.99	455
Exercised/Earned	(6,551)	37.36	(1,249)	64.96	(746)	75.21	(116)
Cancelled	(77)	53.78	(849)	68.30	(262)	71.40	(37)
December 31, 2011	21,029	$47.63	34,038	$66.70	2,962	$67.31	1,109

*	weighted-average exercise price

**	weighted-average grant stock price

The weighted-average grant date fair value of stock options and stock appreciation rights granted during 2011, 2010 and 2009 was $20.26, $17.86 and $16.01, respectively. The weighted-average grant date fair value of performance share units, which vest upon achieving certain performance metrics, granted during 2011, 2010, and 2009 was $87.65, $78.73 and $61.56, respectively. The total fair value of awards vested during the years ended December 31, 2011, 2010 and 2009 was $170 million, $172 million and $235 million, respectively.

The total intrinsic value (which is the amount by which the stock price exceeded the exercise price on the date of exercise) of stock options and stock appreciation rights exercised during the years ended December 31, 2011, 2010 and 2009 was $336 million, $446 million and $296 million, respectively. The total intrinsic value (which is the stock price at vesting) of performance share units vested was $59 million, $62 million and $100 million during the years ended December 31, 2011, 2010 and 2009, respectively.

50	2011 ANNUAL REPORT	77

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table summarizes information about equity awards outstanding that are vested and expected to vest and equity awards outstanding that are exercisable at December 31, 2011:

	EQUITY AWARDS VESTED AND EXPECTED TO VEST				EQUITY AWARDS THAT ARE EXERCISABLE
(shares in thousands, aggregate intrinsic value in millions)	Awards	Average Price*	Aggregate Intrinsic Value	Remaining Term**	Awards	Average Price*	Aggregate Intrinsic Value	Remaining Term**

Stock Options/Stock Appreciation Rights	54,779	$59.01	$771	5.0	37,362	$55.03	$675	3.6
Performance Share Units/Restricted Stock	3,065	—	224	1.3

*	weighted-average exercise price per share

**	weighted-average contractual remaining term in years

The fair value of each option award is estimated on the date of grant using a binomial lattice model. The following table indicates the assumptions used in estimating fair value for the years ended December 31, 2011, 2010 and 2009. Because lattice-based option models incorporate ranges of assumptions for inputs, those ranges are as follows:

	2011	2010	2009

Expected volatility	26% - 32%	24% - 28%	30% - 42%
Weighted-average volatility	26%	25%	30%
Expected term (in years)	7.5 - 8.0	7.4 - 7.9	7.4 - 7.9
Expected dividends	2.4%	2.7%	2.1%
Risk-free rate	0.1% - 3.5%	0.1% - 4.0%	0% - 2.5%

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

NOTE 12: RESTRUCTURING COSTS

During 2011, we recorded net pre-tax restructuring costs totaling $336 million for new and ongoing restructuring actions. We recorded charges in the segments as follows:

(Dollars in millions)

Otis	$73
Carrier	46
UTC Fire & Security	80
Pratt & Whitney	67
Hamilton Sundstrand	16
Sikorsky	53
Eliminations and other	1
Total	$336

The net costs consist of $180 million recorded in cost of sales, $154 million in selling, general and administrative expenses and $2 million in other income, net. As described below, these charges primarily relate to actions initiated during 2011 and 2010.

2011 Actions. During 2011, we initiated restructuring actions relating to ongoing cost reduction efforts, including workforce reductions and consolidation of field operations. We recorded net pre-tax restructuring costs totaling $286 million for restructuring actions initiated in 2011, consisting of $136 million in cost of sales, $147 million in selling, general and administrative expenses and $3 million in other income, net.

We expect the actions that were initiated in 2011 to result in net workforce reductions of approximately 5,000 hourly and salaried employees, the exiting of approximately 2 million net square feet of facilities and the disposal of assets associated with exited facilities. As of December 31, 2011, we have completed, with respect to the actions initiated in 2011, net workforce reductions of approximately 2,200 employees and 50,000 net square feet of facilities have been exited. We are targeting to complete in 2012 the majority of the remaining workforce and all facility related cost reduction actions initiated in 2011. No specific plans for significant other actions have been finalized at this time.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table summarizes the accrual balances and utilization by cost type for the 2011 restructuring actions:

(Dollars in millions)	Severance	Asset Write- Downs	Facility Exit, Lease Termination and Other Costs	Total

Net pre-tax restructuring charges	$259	$4	$23	$286
Utilization and foreign exchange	(115)	(4)	(13)	(132)
Balance at December 31, 2011	$144	$—	$10	$154

The following table summarizes expected, incurred and remaining costs for the 2011 restructuring actions by type:

(Dollars in millions)	Severance	Asset Write- Downs	Facility Exit, Lease Termination and Other Costs	Total

Expected costs	$290	$4	$74	$368
Costs incurred during 2011	(259)	(4)	(23)	(286)
Remaining costs at December 31, 2011	$31	$—	$51	$82

The following table summarizes expected, incurred and remaining costs for the 2011 restructuring actions by segment:

(Dollars in millions)	Expected Costs	Costs Incurred During 2011	Remaining Costs at December 31, 2011

Otis	$100	$(76)	$24
Carrier	47	(31)	16
UTC Fire & Security	68	(62)	6
Pratt & Whitney	65	(52)	13
Hamilton Sundstrand	14	(13)	1
Sikorsky	73	(51)	22
Eliminations and other	1	(1)	—
Total	$368	$(286)	$82

2010 Actions. During 2011, we recorded net pre-tax restructuring costs totaling $55 million for restructuring actions initiated in 2010, consisting of $36 million in cost of sales and $19 million in selling, general and administrative expenses. The 2010 actions relate to ongoing cost reduction efforts, including workforce reductions and the consolidation of field operations.

As of December 31, 2011, we have completed net workforce reductions of approximately 4,000 employees of an expected 5,000, and have exited 2.5 million net square feet of facilities of an expected 3.9 million net square feet. The remaining workforce and facility reduction actions are targeted for completion during 2012.

The following table summarizes the restructuring accrual balances and utilization by cost type for the 2010 programs:

(Dollars in millions)	Severance	Asset Write- Downs	Facility Exit, Lease Termination and Other Costs	Total

Restructuring accruals at January 1, 2011	$203	$—	$24	$227
Net pre-tax restructuring charges	9	11	35	55
Utilization and foreign exchange	(156)	(11)	(44)	(211)
Balance at December 31, 2011	$56	$—	$15	$71

The following table summarizes expected, incurred and remaining costs for the 2010 programs by type:

(Dollars in millions)	Severance	Asset Write- Downs	Facility Exit, Lease Termination and Other Costs	Total

Expected costs	$319	$30	$98	$447
Costs incurred during 2010	(301)	(19)	(51)	(371)
Costs incurred during 2011	(9)	(11)	(35)	(55)
Remaining costs at December 31, 2011	$9	$—	$12	$21

The following table summarizes expected, incurred and remaining costs for the 2010 programs by segment:

(Dollars in millions)	Expected Costs	Costs Incurred During 2010	Costs Incurred During 2011	Remaining Costs at December 31, 2011

Otis	$87	$(87)	$—	$—
Carrier	98	(74)	(19)	5
UTC Fire & Security	94	(64)	(23)	7
Pratt & Whitney	93	(84)	(8)	1
Hamilton Sundstrand	40	(29)	(3)	8
Sikorsky	17	(15)	(2)	—
Eliminations and other	18	(18)	—	—
Total	$447	$(371)	$(55)	$21

52	2011 ANNUAL REPORT	79

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

By their nature, all financial instruments involve market and credit risks. We enter into derivative and other financial instruments with major investment grade financial institutions and have policies to monitor the credit risk of those counterparties. We limit counterparty exposure and concentration of risk by diversifying counterparties. While there can be no assurance, we do not anticipate any material non-performance by any of these counterparties.

Foreign Currency Forward Contracts. We manage our foreign currency transaction risks to acceptable limits through the use of derivatives that hedge forecasted cash flows associated with foreign currency transaction exposures which are accounted for as cash flow hedges, as deemed appropriate. To the extent these derivatives are effective in offsetting the variability of the hedged cash flows, and otherwise meet the hedge accounting criteria of the Derivatives and Hedging Topic of the FASB ASC, changes in the derivatives’ fair values are not included in current earnings but are included in Accumulated other comprehensive loss. These changes in fair value will subsequently be reclassified into earnings as a component of product sales or expenses, as applicable, when the forecasted transaction occurs. To the extent that a previously designated hedging transaction is no longer an effective hedge, any ineffectiveness measured in the hedging relationship is recorded currently in earnings in the period it occurs.

To the extent the hedge accounting criteria are not met, the foreign currency forward contracts are utilized as economic hedges and changes in the fair value of these contracts are recorded currently in earnings in the period in which they occur. These include hedges that are used to reduce exchange rate risks arising from the change in fair value of certain foreign currency denominated assets and liabilities (e.g. payables, receivables) and other economic hedges where the hedge accounting criteria were not met.

The four quarter rolling average of the notional amount of foreign exchange contracts hedging foreign currency transactions was $10.4 billion and $8.5 billion at December 31, 2011 and 2010, respectively.

Additional information pertaining to foreign exchange and hedging activities is included in Note 1 to the Consolidated Financial Statements.

Commodity Forward Contracts. We enter into commodity forward contracts to reduce the risk of fluctuations in the price we pay for certain commodities (for example, nickel) which are used directly in the production of our products, or are components of the products we procure to use in the production of our products. These hedges are economic hedges and the changes in fair value of these contracts are recorded currently in earnings in the period in which they occur. The fair value and outstanding notional amount of contracts hedging commodity exposures were insignificant at December 31, 2011 and 2010, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table summarizes the fair value of derivative instruments as of December 31:

(Dollars in millions)	Balance Sheet Asset Location	2011	2010

Derivatives designated as hedging instruments:
Foreign Exchange Contracts	Other assets, current	$69	$73
Foreign Exchange Contracts	Other assets	3	24
		72	97
Derivatives not designated as hedging instruments:
Foreign Exchange Contracts	Other assets, current	40	31
Foreign Exchange Contracts	Other assets	2	5
		42	36
Total Asset Derivative Contracts		$114	$133

	Balance Sheet Liability Location
Derivatives designated as hedging instruments:
Foreign Exchange Contracts	Accrued liabilities	$81	$16
Foreign Exchange Contracts	Other long-term liabilities	43	1
		124	17
Derivatives not designated as hedging instruments:
Foreign Exchange Contracts	Accrued liabilities	40	33
Foreign Exchange Contracts	Other long-term liabilities	1	3
		41	36
Total Liability Derivative Contracts		$165	$53

The impact from foreign exchange derivative instruments that qualified as cash flow hedges for the period was as follows:

	December 31,
(Dollars in millions)	2011	2010

(Loss) gain recorded in Accumulated other comprehensive loss	$(46)	$72
Gain reclassified from Accumulated other comprehensive loss into Product sales (effective portion)	96	119

Assuming current market conditions continue, a $31 million pre-tax loss is expected to be reclassified from Accumulated other comprehensive loss into Product sales to reflect the fixed prices obtained from foreign exchange hedging within the next 12 months. At December 31, 2011, all derivative contracts accounted for as cash flow hedges mature by February 2014.

The effect on the Consolidated Statement of Operations from foreign exchange contracts not designated as hedging instruments was as follows:

	December 31,
(Dollars in millions)	2011	2010

(Loss) gain recognized in Other income, net	$(39)	$153

Fair Value Disclosure. The Fair Value Measurements and Disclosure Topic of the FASB ASC defines fair value, establishes a framework for measuring fair value and expands the related disclosure requirements. The Topic indicates, among other things, that a fair value measurement assumes that the transaction to sell an asset or transfer a liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability, and also defines fair value based upon an exit price model.

During 2011, we recorded other-than-temporary impairment charges of $66 million on an equity investment. The impairment charge recorded on our investment was determined by comparing the carrying value of our investment to the closing market value of the shares on the dates the investment was deemed to be impaired.

During 2010, we had certain non-recurring measurements resulting in impairment charges as well as a gain on the re-measurement to fair value of a previously held equity interest. As previously disclosed, during 2010, we recorded approximately $86 million of asset impairment charges associated with disposition activity within both Carrier and Hamilton Sundstrand and also recorded an other-than-temporary impairment charge of $159 million on our equity investment in Clipper, which had a previous carrying value of approximately $248 million. The impairment charge recorded on our investment in Clipper was determined by comparing the carrying value of our investment to the closing market value of the shares on September 30, 2010. In December 2010, as a result of the acquisition of a controlling interest and all of the remaining shares of Clipper, we recorded a $21 million gain from the re-measurement to fair value of our previously held equity interest. Refer to Note 2 to the Consolidated Financial Statements for further discussion.

Valuation Hierarchy. The Fair Value Measurements and Disclosure Topic of the FASB ASC establishes a valuation hierarchy for disclosure of the inputs to the valuations used

54	2011 ANNUAL REPORT	81

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

to measure fair value. This hierarchy prioritizes the inputs into three broad levels as follows: Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets in markets that are not active, inputs other than quoted prices that are observable for the asset or liability, including interest rates, yield curves and credit risks, or inputs that are derived principally from or corroborated by observable market data through correlation. Level 3 inputs are unobservable inputs based on our own assumptions used to measure assets and liabilities at fair value. A financial asset or liability’s classification within the hierarchy is determined based on the lowest level input that is significant to the fair value measurement.

The following table provides the assets and liabilities carried at fair value measured on a recurring basis as of December 31, 2011 and 2010:

(Dollars in millions)	Total Carrying Value at December 31, 2011	Quoted price in active markets (Level 1)	Significant other observable inputs (Level 2)	Unobservable inputs (Level 3)

Available-for-sale securities	$926	$926	$—	$—
Derivative assets	114	—	114	—
Derivative liabilities	(165)	—	(165)	—

(Dollars in millions)	Total Carrying Value at December 31, 2010	Quoted price in active markets (Level 1)	Significant other observable inputs (Level 2)	Unobservable inputs (Level 3)

Available-for-sale securities	$829	$829	$—	$—
Derivative assets	133	—	133	—
Derivative liabilities	(53)	—	(53)	—

Valuation Techniques. Our available-for-sale securities include equity investments that are traded in active markets, either domestically or internationally. They are measured at fair value using closing stock prices from active markets and are classified within Level 1 of the valuation hierarchy. Our derivative assets and liabilities include foreign exchange contracts and commodity derivatives that are measured at fair value using internal models based on observable market inputs such as forward rates, interest rates, our own credit risk and our counterparties’ credit risks. Based on these inputs, the derivative assets and liabilities are classified within Level 2 of the valuation hierarchy. Based on our continued ability to trade securities and enter into forward contracts, we consider the markets for our fair value instruments to be active. As of December 31, 2011, there were no significant transfers in and out of Level 1 and Level 2.

As of December 31, 2011, there has not been any significant impact to the fair value of our derivative liabilities due to our own credit risk. Similarly, there has not been any significant adverse impact to our derivative assets based on our evaluation of our counterparties’ credit risks.

The following table provides carrying amounts and fair values of financial instruments that are not carried at fair value at December 31, 2011 and 2010:

	2011		2010
(Dollars in millions)	Carrying Amount	Fair Value	Carrying Amount	Fair Value

Long-term receivables	$283	$276	$300	$276
Customer financing notes receivable	309	297	376	346
Long-term debt (excluding capitalized leases)	(9,575)	(11,639)	(10,117)	(11,500)

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

We had outstanding commercial aerospace financing and other contractual commitments totaling approximately $2,270 million and $2,032 million at December 31, 2011 and 2010, respectively. Risks associated with changes in interest rates on these commitments are mitigated by the fact that interest rates are variable during the commitment term, and are set at the date of funding based on current market conditions, the fair value of the underlying collateral and the credit worthiness of the customers. As a result, the fair value of these financings is expected to equal the amounts funded. The fair value of the commitment itself is not readily determinable and is not considered significant. Additional information pertaining to these commitments is included in Note 4 to the Consolidated Financial Statements.

NOTE 14: CREDIT QUALITY OF LONG-TERM RECEIVABLES

In July 2010, the FASB issued ASU No. 2010-20, “Disclosure about the Credit Quality of Financing Receivables and the Allowance for Credit Losses.” This ASU is intended to enhance a financial statement user’s ability to evaluate the entity’s credit risk exposures and adequacy of its allowance for credit losses by requiring additional disclosure about the nature of credit risk inherent in the portfolio of receivables, factors and methodologies used in estimating the allowance for credit losses and activity that occurs during a period for both financing receivables and allowance for credit losses. The scope of this ASU is limited to financing receivables, as defined by the ASU, and excludes short-term trade accounts receivable and receivables measured at fair value or lower of cost or fair value. We adopted the disclosures under this ASU for the reporting period ended December 31, 2010, with the exception of disclosures about activity that occurs during a reporting period, which became effective for interim and annual periods beginning on or after December 15, 2010. We adopted the interim disclosures required under this ASU during the quarter ended March 31, 2011.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

A long-term or financing receivable represents a contractual right to receive money on demand or on fixed and determinable dates, including trade receivable balances with maturity dates greater than one year. Our long-term and financing receivables primarily represent balances related to the aerospace businesses such as long-term trade accounts receivable, leases, and notes receivable. We also have other long-term receivables in our commercial businesses; however, both the individual and aggregate amounts are not significant.

Our classes within aerospace long-term receivables are comprised of long-term trade accounts receivable and notes and leases receivable. Long-term trade accounts receivable represent amounts arising from the sale of goods and services with a contractual maturity date of greater than one year and are recognized as “Other assets” in our Consolidated Balance Sheet. Notes and leases receivable represent notes and lease receivables other than receivables related to operating leases, and are recognized as “Customer financing assets” in our Consolidated Balance Sheet. The following table summarizes the balance by class of aerospace long-term receivables as of December 31, 2011 and 2010:

(Dollars in millions)	December 31, 2011	December 31, 2010

Long-term trade accounts receivable	$204	$198
Notes and leases receivable	365	416
Total long-term receivables	$569	$614

Economic conditions and air travel influence the operating environment for most airlines, and the financial performance of our aerospace businesses is directly tied to the economic conditions of the commercial aerospace and defense industries. Additionally, the value of the collateral is also closely tied to commercial airline performance and may be subject to exposure of reduced valuation as a result of market declines. We determine a receivable is impaired when, based on current information and events, it is probable that we will be unable to collect amounts due according to the contractual terms of the receivable agreement. Factors considered in assessing collectability and risk include, but are not limited to, examination of credit quality indicators and other evaluation measures, underlying value of any collateral or security interests, significant past due balances, historical losses, and existing economic conditions.

Long-term receivables can be considered delinquent if payment has not been received in accordance with the underlying agreement. If determined delinquent, long-term trade accounts receivable and notes and leases receivable balances accruing interest may be placed on nonaccrual status. We record potential losses related to long-term receivables when identified. The reserve for credit losses on these receivables relates to specifically identified receivables that are evaluated individually for impairment. For notes and leases receivable we determine a specific reserve for exposure based on the difference between the carrying value of the receivable and the estimated fair value of the related collateral in connection with the evaluation of credit risk and collectability. For long-term trade accounts receivable we evaluate credit risk and collectability individually to determine if an allowance is necessary. Uncollectible long-term receivables are written-off when collection of the indebtedness has been pursued for a reasonable period of time without collection; the customer is no longer in operation; or judgment has been levied, but the underlying assets are not adequate to satisfy the indebtedness. At both December 31, 2011 and 2010, we do not have any significant balances that are considered to be delinquent, on non-accrual status, past due 90 days or more, or considered to be impaired.

The following table provides the balance of aerospace long-term receivables at December 31, 2011 and 2010 and summarizes the associated reserve for estimated credit losses and exposures at December 31, 2011 and 2010, and the changes in the reserve for the year ended December 31, 2011:

(Dollars in millions)

Beginning balance of the reserve for credit losses and exposure as of January 1, 2011	$42
Provision	25
Charge-offs	—
Recoveries	(9)
Other	12
Ending balance of the reserve for credit losses and exposure: individually evaluated for impairment as of December 31, 2011	$70

Ending balance of long-term receivables: individually evaluated for impairment as of December 31, 2011	$569

Ending balance of the reserve for credit losses and exposure: individually evaluated for impairment as of December 31, 2010	$42

Ending balance of long-term receivables: individually evaluated for impairment as of December 31, 2010	$614

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

56	2011 ANNUAL REPORT	83

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table summarizes the credit risk profile by creditworthiness category for aerospace long-term receivable balances at December 31, 2011 and 2010:

	December 31, 2011		December 31, 2010
(Dollars in millions)	Long-term trade accounts receivable	Notes and leases receivable	Long-term trade accounts receivable	Notes and leases receivable

A—(low risk, collateralized / uncollateralized)	$201	$—	$193	$—
B—(moderate risk, collateralized / uncollateralized)	3	295	5	336
C—(high risk, collateralized / uncollateralized)	—	70	—	80
D—(in default, uncollateralized)	—	—	—	—
Total	$204	$365	$198	$416

NOTE 15: GUARANTEES

We extend a variety of financial guarantees to third parties. As of December 31, 2011 and 2010 the following financial guarantees were outstanding:

	2011		2010
(Dollars in millions)	Maximum Potential Payment	Carrying Amount of Liability	Maximum Potential Payment	Carrying Amount of Liability

IAE’s financing arrangements* (See Note 4)	$989	$20	$992	$12
Commercial aerospace financing arrangements (See Note 4)	323	30	336	12
Credit facilities and debt obligations—unconsolidated subsidiaries (expire 2012 to 2034)	239	3	225	3
Performance guarantees	33	—	40	—
Commercial customer financing arrangements	—	—	191	1

*	Represents IAE’s gross obligation; at December 31, 2011 and 2010 our proportionate share of IAE’s obligations was 33%.

We also have obligations arising from sales of certain businesses and assets, including from representations and warranties and related indemnities for environmental, health and safety, tax and employment matters. The maximum potential payment related to these obligations is not a specified amount as a number of the obligations do not contain financial caps. The carrying amount of liabilities related to these obligations was $138 million and $139 million at December 31, 2011 and 2010, respectively. For additional information regarding the environmental indemnifications, see Note 17 to the Consolidated Financial Statements.

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

We provide service and warranty policies on our products and extend performance and operating cost guarantees beyond our normal service and warranty policies on some of our products, particularly commercial aircraft engines. In addition, we incur discretionary costs to service our products in connection with specific product performance issues. Liabilities for performance and operating cost guarantees are based upon future product performance and durability, and are largely estimated based upon historical experience. Adjustments are made to accruals as claim data and historical experience warrant. The changes in the carrying amount of service and product warranties and product performance guarantees for the years ended December 31, 2011 and 2010 are as follows:

(Dollars in millions)	2011	2010

Balance as of January 1	$1,136	$1,072
Warranties and performance guarantees issued	475	440
Settlements made	(440)	(379)
Other	297	3
Balance as of December 31	$1,468	$1,136

For 2011, the increase reflected within “Other” in the above table primarily related to the finalization of purchase accounting associated with the December 2010 acquisition of Clipper.

NOTE 16: COLLABORATIVE ARRANGEMENTS

In view of the risks and costs associated with developing new engines, Pratt & Whitney has entered into certain collaboration arrangements in which sales, costs and risks are shared. Sales generated from engine programs, spare parts, and aftermarket business under collaboration arrangements are recorded as earned in our financial statements. Amounts attributable to our collaborative partners for their share of sales are recorded as an expense in our financial statements based upon the terms and nature of the arrangement. Costs associated with engine programs under collaborative arrangements are expensed as incurred. Under these arrangements, collaborators contribute their program share of engine parts, incur their own production costs and make certain payments to Pratt & Whitney for shared or joint program costs. The reimbursement of the collaborators’ share of program costs is recorded as a reduction of the related expense item at that time. As of December 31, 2011, the collaborators’ interests in all commercial engine programs ranged from 12% to 48%, inclusive of a portion of Pratt & Whitney’s interests held by other participants. Pratt & Whitney is the principal participant in all existing collaborative arrangements. There are no individually significant collaborative arrangements and none of the partners exceed a 31% share in an individual program.

In September 2011, Pratt & Whitney announced a new collaboration with JAEC and MTU to provide the PurePower PW1100G-JM engine for the Airbus A320neo program. Under the collaboration agreement, MTU will hold an 18% share and be responsible for the engine’s low pressure turbine and

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

participate jointly with Pratt & Whitney to provide the high pressure compressor for the engine. JAEC will hold a 23% share and be responsible for the engine fan, low pressure compressor and combustor/diffuser. Pratt & Whitney will hold the remaining shares and will be responsible for the remainder of the PurePower PW1100G-JM engine and systems integration.

On October 12, 2011, Pratt & Whitney and Rolls-Royce announced an agreement to restructure their interests in IAE and to form a new joint venture to develop engines to power the next generation of 120 to 230 passenger mid-size aircraft that will replace the existing fleet of mid-size aircraft currently in service or in development. Consummation of each of these transactions is subject to regulatory approvals and other closing conditions. We expect the restructuring of the parties’ interests in IAE to be completed in mid-2012. The closing of the new joint venture is also subject to the completion of the restructuring of the parties’ interests in IAE and may take a substantially longer period of time to complete. See Note 2 to the Consolidated Financial Statements for further discussion.

The following table illustrates the income statement classification and amounts attributable to transactions arising from the collaborative arrangements between participants for each period presented:

(Dollars in millions)	2011	2010	2009

Collaborator share of sales:
Cost of products sold	$963	$850	$772
Cost of services sold	36	38	29
Collaborator share of program costs (reimbursement of expenses incurred):
Cost of products sold	(88)	(83)	(66)
Research and development	(220)	(135)	(97)
Selling, general and administrative	(4)	(5)	(4)

NOTE 17: CONTINGENT LIABILITIES

Leases. We occupy space and use certain equipment under lease arrangements. Rental commitments of $1,883 million at December 31, 2011 under long-term non-cancelable operating leases are payable as follows: $515 million in 2012, $404 million in 2013, $292 million in 2014, $184 million in 2015, $115 million in 2016 and $373 million thereafter. Rent expense was $453 million in 2011, $445 million in 2010 and $463 million in 2009.

Additional information pertaining to commercial aerospace rental commitments is included in Note 4 to the Consolidated Financial Statements.

Environmental. Our operations are subject to environmental regulation by federal, state and local authorities in the United States and regulatory authorities with jurisdiction over our foreign operations. As described in Note 1 to the Consolidated Financial Statements, we have accrued for the costs of environmental remediation activities and periodically reassess these amounts. We believe that the likelihood of incurring losses materially in excess of amounts accrued is remote. At December 31, 2011, we had $617 million reserved for environmental remediation. Additional information pertaining to environmental matters is included in Note 1 to the Consolidated Financial Statements.

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

58	2011 ANNUAL REPORT	85

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. District Court for further proceedings on the question of damages. Should the government ultimately prevail, the outcome of this matter could result in a material effect on our results of operations in the period in which a liability would be recognized or cash flows for the period in which damages would be paid.

As previously disclosed, in December 2008, the U.S. Department of Defense (DOD) issued a contract claim against Sikorsky to recover overpayments the DOD alleges it has incurred since January 2003 in connection with cost accounting changes approved by the DOD and implemented by Sikorsky in 1999 and 2006. These changes relate to the calculation of material overhead rates in government contracts. The DOD claims that Sikorsky’s liability is approximately $92 million (including interest through December 2011). We believe this claim is without merit and Sikorsky filed an appeal in December 2009 with the U.S. Court of Federal Claims, which is pending. We do not believe the resolution of this matter will have a material adverse effect on our competitive position, results of operations, cash flows or financial condition.

A significant portion of our activities are subject to export control regulation by the U.S. Department of State (State Department) under the U.S. Arms Export Control Act and International Traffic in Arms Regulations (ITAR). From time to time, we identify, investigate, remediate and voluntarily disclose to the State Department’s Office of Defense Trade Controls Compliance (DTCC) potential violations of the ITAR. DTCC administers the State Department’s authority under the ITAR to impose civil penalties and other administrative sanctions for violations, including debarment from engaging in the export of defense articles or defense services. Most of our voluntary disclosures are resolved without the imposition of penalties or other sanctions. However, in November 2011, DTCC informed us that it considers certain of our voluntary disclosures filed since 2005 to reflect deficiencies warranting penalties and sanctions. We are currently in discussions with DTCC to reach a consent agreement, which we anticipate will provide for a payment by the Company and commitments regarding additional remedial compliance efforts.

The voluntary disclosures that we anticipate will be addressed in the consent agreement currently under discussion include 2006 and 2007 disclosures regarding the export by Hamilton Sundstrand to P&WC of certain modifications to dual-use electronic engine control software, and the re-export by P&WC of those software modifications and subsequent P&WC-developed patches to China during the period 2002-2004 for use in the development of the Z-10 Chinese military helicopter. The DOJ has also separately conducted a criminal investigation of the matters addressed in these disclosures, as well as the accuracy and adequacy of the disclosures. We have been cooperating with the DOJ’s investigation. Since November 2011, we have been in discussions with the DOJ to resolve this matter.

We continue to evaluate the range of possible outcomes of these separate but related export compliance matters, and have recognized a potential liability at December 31, 2011 of $45 million. We are currently unable to predict the precise timing or outcome of the discussions. We do not believe the ultimate resolution of these matters, individually or collectively, will have a material adverse effect on our competitive position, results of operations, cash flows or financial condition.

Other. Except as otherwise noted, we do not believe that resolution of any of the above matters will have a material adverse effect upon our competitive position, results of operations, cash flows or financial condition.

As described in Note 15 to the Consolidated Financial Statements, we extend performance and operating cost guarantees beyond our normal warranty and service policies for extended periods on some of our products. We have accrued our estimate of the liability that may result under these guarantees and for service costs that are probable and can be reasonably estimated.

We have accrued for environmental investigatory, remediation, operating and maintenance costs, performance guarantees and other litigation and claims based on our estimate of the probable outcome of these matters. While it is possible that the outcome of these matters may differ from the recorded liability, we believe that resolution of these matters will not have a material impact on our competitive position, results of operations, cash flows or financial condition.

We also have other commitments and contingent liabilities related to legal proceedings, self-insurance programs and matters arising out of the normal course of business. We accrue contingencies based upon a range of possible outcomes. If no amount within this range is a better estimate than any other, then we accrue the minimum amount.

We are also subject to a number of routine lawsuits, investigations and claims (some of which involve substantial amounts) arising out of the ordinary course of our business. We do not believe that these matters will have a material adverse effect upon our competitive position, results of operations, cash flows or financial condition.

NOTE 18: SEGMENT FINANCIAL DATA

Our operations for the periods presented herein are classified into six principal segments. The segments are generally determined based on the management of the businesses and on the basis of separate groups of operating companies, each with general operating autonomy over diversified products and services.

Otis products include elevators, escalators, moving walkways and service sold to customers in the commercial and residential property industries around the world.

Carrier products include HVAC and refrigeration systems, controls, services and energy efficient products for residential, commercial, industrial and transportation applications.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

Hamilton Sundstrand provides aerospace and industrial products and aftermarket services for diversified industries worldwide. Aerospace products include power generation, management and distribution systems, flight systems, engine control systems, environmental control systems, fire protection and detection systems, auxiliary power units and propeller systems. Industrial products include air compressors, metering pumps and heavy duty process pumps.

Sikorsky products include military and commercial helicopters, aftermarket helicopter and aircraft parts and services.

On September 28, 2011, we announced a new organizational structure to better serve customers and drive growth and achieve greater efficiencies through greater integration across certain product lines. This new structure combines Carrier and UTC Fire & Security into a new segment called UTC Climate, Controls & Security. Beginning with the first quarter of 2012, Carrier and UTC Fire & Security will report combined financial and operational results as part of this new segment. As part of this new organizational structure, we also created UTC Propulsion & Aerospace Systems, a new organization consisting of Pratt & Whitney and Hamilton Sundstrand. Pratt & Whitney and Hamilton Sundstrand will continue to report their financial and operational results as separate segments, which is consistent with how we will allocate resources and measure the financial performance of these businesses. We have reported our financial and operational results for the periods presented herein under the six principal segments noted above, consistent with how we have reviewed our business operations for decision-making purposes, resource allocation and performance assessment during 2011.

Segment Information. Total sales by segment include intersegment sales, which are generally made at prices approximating those that the selling entity is able to obtain on external sales. Segment information for the years ended December 31 is as follows:

	NET SALES			OPERATING PROFITS
(Dollars in millions)	2011	2010	2009	2011	2010	2009

Otis	$12,437	$11,579	$11,723	$2,815	$2,575	$2,447
Carrier	11,969	11,386	11,335	1,520	1,062	740
UTC Fire & Security	6,895	6,490	5,503	692	714	493
Pratt & Whitney	13,430	12,935	12,392	1,999	1,987	1,835
Hamilton Sundstrand	6,150	5,608	5,560	1,082	918	857
Sikorsky	7,355	6,684	6,287	840	716	608
Total segment	58,236	54,682	52,800	8,948	7,972	6,980
Eliminations and other	(46)	(356)	(375)	(430)	(409)	(255)
General corporate expenses	—	—	—	(419)	(377)	(348)
Consolidated	$58,190	$54,326	$52,425	$8,099	$7,186	$6,377

	TOTAL ASSETS			CAPITAL EXPENDITURES			DEPRECIATION & AMORTIZATION
(Dollars in millions)	2011	2010	2009	2011	2010	2009	2011	2010	2009

Otis	$8,717	$8,097	$7,908	$75	$55	$67	$223	$211	$204
Carrier	9,432	9,472	9,804	189	138	90	164	183	191
UTC Fire & Security	12,198	12,365	10,304	116	96	72	268	274	214
Pratt & Whitney	10,705	10,139	10,063	290	321	288	332	340	329
Hamilton Sundstrand	8,593	8,540	8,509	163	117	114	172	172	174
Sikorsky	4,628	4,521	4,167	92	108	95	84	83	68
Total segment	54,273	53,134	50,755	925	835	726	1,243	1,263	1,180
Eliminations and other	7,179	5,359	5,007	58	30	100	104	93	78
Consolidated	$61,452	$58,493	$55,762	$983	$865	$826	$1,347	$1,356	$1,258

60	2011 ANNUAL REPORT	87

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

	EXTERNAL NET SALES			OPERATING PROFITS			LONG-LIVED ASSETS
(Dollars in millions)	2011	2010	2009	2011	2010	2009	2011	2010	2009

United States Operations	$30,438	$28,911	$27,990	$4,586	$4,112	$3,771	$2,974	$3,013	$3,096
International Operations
Europe	12,601	11,957	12,216	2,136	1,872	1,743	1,210	1,282	1,346
Asia Pacific	9,394	7,986	7,173	1,513	1,229	990	883	839	845
Other	5,380	5,374	4,991	713	759	476	760	804	714
Eliminations and other	377	98	55	(849)	(786)	(603)	374	342	363
Consolidated	$58,190	$54,326	$52,425	$8,099	$7,186	$6,377	$6,201	$6,280	$6,364

Sales from U.S. operations include export sales as follows:

(Dollars in millions)	2011	2010	2009

Europe	$2,310	$1,918	$2,089
Asia Pacific	2,506	2,688	2,430
Other	3,141	2,690	2,477
	$7,957	$7,296	$6,996

Major Customers. Net Sales include sales under prime contracts and subcontracts to the U.S. government, primarily related to Pratt & Whitney, Hamilton Sundstrand and Sikorsky products, as follows:

(Dollars in millions)	2011	2010	2009

Pratt & Whitney	$3,696	$4,081	$3,942
Hamilton Sundstrand	1,043	1,137	1,230
Sikorsky	4,967	4,529	3,979
Other	125	153	127
	$9,831	$9,900	$9,278

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

	2011 Quarters				2010 Quarters
(Dollars in millions, except per share amounts)	First	Second	Third	Fourth	First	Second	Third	Fourth

Net Sales	$13,344	$15,076	$14,804	$14,966	$12,040	$13,802	$13,620	$14,864
Gross margin	3,703	4,171	4,048	4,115	3,308	3,787	3,953	3,864
Net income attributable to common shareowners	1,012	1,318	1,324	1,325	866	1,110	1,198	1,199
Earnings per share of Common Stock:
Basic—net income	$1.13	$1.48	$1.49	$1.49	$.95	$1.22	$1.32	$1.33
Diluted—net income	$1.11	$1.45	$1.47	$1.47	$.93	$1.20	$1.30	$1.31

COMPARATIVE STOCK DATA (UNAUDITED)

	2011			2010
Common Stock	High	Low	Dividend	High	Low	Dividend

First quarter	$85.46	$77.05	$.425	$74.85	$65.01	$.425
Second quarter	$90.67	$81.19	$.480	$77.09	$62.88	$.425
Third quarter	$91.83	$67.12	$.480	$73.81	$63.62	$.425
Fourth quarter	$80.36	$66.87	$.480	$79.70	$70.23	$.425

Our common stock is listed on the New York Stock Exchange. The high and low prices are based on the Composite Tape of the New York Stock Exchange. There were approximately 23,633 registered shareholders at January 31, 2012.

PERFORMANCE GRAPH (UNAUDITED)

The following graph presents the cumulative total shareholder return for the five years ending December 31, 2011 for our common stock, as compared to the Standard & Poor’s 500 Stock Index and to the Dow Jones 30 Industrial Average. Our common stock price is a component of both indices. These figures assume that all dividends paid over the five-year period were reinvested, and that the starting value of each index and the investment in common stock was $100.00 on December 31, 2006.

	December
	2006	2007	2008	2009	2010	2011

United Technologies Corporation	$100.00	$124.44	$89.06	$118.71	$137.98	$131.12
S&P 500 Index	$100.00	$105.49	$66.46	$84.05	$96.71	$98.76
Dow Jones Industrial Average	$100.00	$108.87	$74.12	$90.91	$103.70	$112.39

62	2011 ANNUAL REPORT	89

BOARD OF DIRECTORS

Louis R. Chênevert

Chairman & Chief

Executive Officer

United Technologies Corporation

(Diversified Manufacturer)

John V. Faraci

Chairman and Chief

Executive Officer

International Paper

(Paper, Packaging and Distribution)

Jean-Pierre Garnier

Operating Partner

Advent International

(Global Private Equity Firm)

Retired Chief Executive Officer

GlaxoSmithKline

Jamie S. Gorelick

Partner

WilmerHale

(Law Firm)

Former Deputy Attorney

General of the United States

Former General Counsel of the

Department of Defense

Edward A. Kangas

Former Chairman and CEO

Deloitte, Touche, Tohmatsu

(Audit and Tax Services)

Ellen J. Kullman

Chair of the Board & CEO

DuPont

(Diversified Chemicals

and Materials)

Charles R. Lee

Retired Chairman and

Co-Chief Executive Officer

Verizon Communications

(Telecommunications)

Richard D. McCormick

Retired Chairman, President

and Chief Executive Officer

US West, Inc.

(Telecommunications)

Harold McGraw III

Chairman, President and

Chief Executive Officer

The McGraw-Hill Companies

(Global Information Services)

Richard B. Myers

General, U.S. Air Force (Ret.)

and former Chairman of the

Joint Chiefs of Staff

(Military Leadership)

H. Patrick Swygert

President Emeritus

Howard University

(Educational Institution)

André Villeneuve

Chairman, International

Regulatory Strategy Group

City of London

(Advisory Group)

Christine Todd Whitman

President

The Whitman Strategy Group

(Environment and Public

Policy Consulting)

Former EPA Administrator

Former Governor of New Jersey

PERMANENT COMMITTEES

Audit Committee

John V. Faraci, Chair

Edward A. Kangas

Richard D. McCormick

Richard B. Myers

H. Patrick Swygert

André Villeneuve

Committee on Compensation

and Executive Development

Jean-Pierre Garnier, Chair

Jamie S. Gorelick

Edward A. Kangas

Charles R. Lee

Richard D. McCormick

Harold McGraw III

H. Patrick Swygert

Executive Committee

Louis R. Chênevert, Chair

Charles R. Lee

Richard D. McCormick

Finance Committee

Charles R. Lee, Chair

Louis R. Chênevert

John V. Faraci

Jamie S. Gorelick

Ellen J. Kullman

Richard B. Myers

André Villeneuve

Christine Todd Whitman

Committee on Nominations
and Governance

Richard D. McCormick, Chair

John V. Faraci

Jean-Pierre Garnier

Charles R. Lee

Harold McGraw III

Christine Todd Whitman

Public Issues Review Committee

Christine Todd Whitman, Chair

Jean-Pierre Garnier

Jamie S. Gorelick

Ellen J. Kullman

Harold McGraw III

Richard B. Myers

H. Patrick Swygert

André Villeneuve

LEADERSHIP

Paul R. Adams

Senior Vice President,

Operations and Engineering,

Pratt & Whitney

David Adler

President,

Sikorsky Aerospace Services

David G. Appel

President, Transicold,

UTC Climate, Controls & Security

Mark J. Barry

President, Automation &

Controls Solutions,

UTC Climate, Controls & Security

Alain M. Bellemare

President &

Chief Operating Officer,

UTC Propulsion & Aerospace Systems

Richard H. Bennett, Jr.

Vice President,

Environment, Health & Safety

Patrick Blethon

President, Pacific Asia, Otis

Carey E. Bond

President, Sikorsky Global Helicopters, and Chief

Marketing Officer

J. Thomas Bowler, Jr.

Senior Vice President,

Human Resources and

Organization

Matthew F. Bromberg

Vice President, Corporate

Strategy and Development

Benoit Brossoit

Vice President, Operations

David B. Carter

Vice President,

Engineering and Technology,

Hamilton Sundstrand

Louis R. Chênevert

Chairman &

Chief Executive Officer

Peter C. Christman, Jr.

President, Pratt & Whitney

Power Systems

Bennett M. Croswell

President, Military Engines,

Pratt & Whitney

Geraud Darnis

President &

Chief Executive Officer,

UTC Climate, Controls & Security

Nancy M. Davis

Vice President and

Chief Information Officer

Pierre Dejoux

President, North Europe

and Africa, Otis

Philippe Delpech

President, EMEA,

UTC Climate, Controls & Security

John J. Doucette

President, Industrial,

Hamilton Sundstrand

Michael R. Dumais

President,

Hamilton Sundstrand

Charles D. Gill, Jr.

Senior Vice President and

General Counsel

David L. Gitlin

Vice President,

Integration, UTC Propulsion

& Aerospace Systems

Lindsay Harvey

President, United Kingdom, Central and East Europe,

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

President, Americas,

UTC Climate, Controls & Security

J. Michael McQuade

Senior Vice President,

Science and Technology

Didier Michaud-Daniel

President,

Otis

Raymond J. Moncini

Senior Vice President, Operations,

UTC Climate, Controls & Security

Michael A. Monts

Vice President,

Business Practices

David E. Parekh

Vice President, Research, and Director, United Technologies

Research Center

Jeffrey P. Pino

President,

Sikorsky

Thomas I. Rogan

Vice President, Treasurer

John Saabas

President,

Pratt & Whitney Canada

Pedro Sainz de Baranda

President, South Europe and

Middle East, Otis

Ross B. Shuster

President, Asia,

UTC Climate, Controls & Security

Tobin J. Treichel

Vice President, Tax

Thomas R. Vining

President,

China, Otis

Gregg Ward

Senior Vice President,

Government Affairs

Randal E. Wilcox

President, North and

South America, Otis

SHAREOWNER INFORMATION

CORPORATE OFFICE

United Technologies Corporation

United Technologies Building

Hartford, Connecticut 06101

Telephone: 860.728.7000

This report is made available to shareowners in advance of the annual meeting of shareowners to be held at 2 p.m., April 11, 2012, in Charleston, S.C. The proxy statement will be made available to shareowners on or about February 24, 2012, at which time proxies for the meeting will be requested.

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

CERTIFICATIONS

UTC has included as Exhibit 31 to its Annual Report on Form 10-K for fiscal year 2011 filed with the Securities and Exchange Commission certificates of its Chief Executive Officer, Chief Financial Officer and Controller certifying, among other things, the information contained in the Form 10-K.

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

http://enroll.icsdelivery.com/utc.

ADDITIONAL INFORMATION

Shareowners may obtain a copy of the UTC Annual Report on Form 10-K for fiscal year 2011 filed with the Securities and Exchange Commission by writing to:

Corporate Secretary

United Technologies Corporation

United Technologies Building

Hartford, Connecticut 06101

For additional information about UTC, please contact Investor Relations at the above corporate office address, or visit our website at: www.utc.com.

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

ENVIRONMENTALLY FRIENDLY REPORT

This annual report is printed on recycled and recyclable paper.

www.utc.com	www.pw.utc.com
www.carrier.com	www.sikorsky.com
www.hamiltonsundstrand.com	www.utcfireandsecurity.com
www.otis.com	www.utcpower.com

