Form 10-K, Exhibit 13
period 2012-12-31
UNITED TECHNOLOGIES CORP /DE/
filed 2013-02-07
CIK 101829

1

Exhibit 13

Five-Year Summary

(DOLLARS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)	2012	2011	2010	2009	2008

For The Year
Net sales	$57,708	$55,754	$52,275	$50,469	$56,824
Research and development[5]	2,371	1,951	1,656	1,460	1,650
Restructuring costs	590	315	387	787	328
Net income from continuing operations	5,200	5,216	4,523	4,060	4,890
Net income from continuing operations attributable to common shareowners	4,847	4,831	4,195	3,719	4,534
Basic earnings per share—Net income from continuing operations attributable to common shareowners	5.41	5.41	4.62	4.05	4.83
Diluted earnings per share—Net income from continuing operations attributable to common shareowners	5.35	5.33	4.55	4.00	4.74
Cash dividends per common share	2.03	1.87	1.70	1.54	1.35
Average number of shares of Common Stock outstanding:
Basic	895	892	908	917	938
Diluted	907	907	923	929	956
Cash flows provided by operating activities of continuing operations	6,605	6,460	5,720	5,083	5,962
Capital expenditures	1,389	929	838	773	1,137
Acquisitions, including debt assumed[4]	18,620	372	2,781	676	1,408
Repurchases of Common Stock[6]	–	2,175	2,200	1,100	3,160
Dividends paid on Common Stock[1]	1,752	1,602	1,482	1,356	1,210

At Year End
Working capital	$5,174	$7,142	$5,778	$5,281	$4,665
Total assets[4]	89,409	61,452	58,493	55,762	56,837
Long-term debt, including current portion[2]	22,718	9,630	10,173	9,490	10,453
Total debt[2]	23,221	10,260	10,289	9,744	11,476
Total debt to total capitalization[2]	46%	31%	32%	32%	41%
Total equity[2]	27,069	22,820	22,323	20,999	16,681
Number of employees[3,4]	218,300	199,900	208,200	206,700	223,100

Amounts presented for 2008-2011 have been restated to reflect results from continuing operations consistent with 2012 presentation, where applicable. Refer to “Business Overview” section for additional information.

Note 1	Excludes dividends paid on Employee Stock Ownership Plan Common Stock.

Note 2	The decrease in the 2009 debt to total capitalization ratio, as compared to 2008, reflects the reversal of unrealized losses in our pension plans of approximately $1.1 billion, the beneficial impact of foreign exchange rate movement of approximately $1.0 billion, and the reduction of approximately $1.7 billion of total debt. The increase in the 2012 debt to total capitalization ratio, as compared to 2011, reflects the issuance of $9.8 billion in long-term debt, $1.1 billion in equity units and the assumption of approximately $3 billion in long-term debt in connection with the acquisition of Goodrich. In connection with a cash tender offer, approximately $635 million ($761 million fair value) of principal amount of legacy Goodrich debt was retired in the fourth quarter 2012.

Note 3	The decrease in 2011, as compared with 2010, includes the impact of divestitures primarily within the UTC Climate, Controls & Security segment, as well as net workforce reductions associated with restructuring actions across UTC.

Note 4	The increase in 2012, as compared with 2011, includes the net impact of acquisitions and divestitures across the Company, most notably the 2012 acquisition of Goodrich and divestiture of the legacy Hamilton Sundstrand Industrial business, both within the UTC Aerospace Systems segment, as well as the impact of other acquisitions and dispositions and restructuring actions across UTC.

Note 5	The increase in 2012, as compared with 2011, includes approximately $250 million incremental research and development spending related to the Goodrich businesses that were acquired during 2012, and approximately $65 million at Pratt & Whitney to further advance development of multiple geared turbo fan platforms.

Note 6	In connection with the acquisition of Goodrich, repurchases of common stock under our share repurchase program were suspended for 2012.

Management’s Discussion and Analysis

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS

BUSINESS OVERVIEW

We are a global provider of high technology products and services to the building systems and aerospace industries. Our operations for the periods presented herein are classified into five principal business segments: Otis, UTC Climate, Controls & Security, Pratt & Whitney, UTC Aerospace Systems and Sikorsky. Otis and UTC Climate, Controls & Security are referred to as the “commercial businesses,” while Pratt & Whitney, UTC Aerospace Systems and Sikorsky are collectively referred to as the “aerospace businesses.” Certain reclassifications have been made to the prior year amounts to conform to the current year presentation.

In 2012, we implemented a new organizational structure that allows us to better serve customers, drive growth and achieve further efficiencies through greater integration across certain product lines. As part of this new structure, effective January 1, 2012, we formed the UTC Climate, Controls & Security segment, which combines the former Carrier and UTC Fire & Security segments.

On July 26, 2012, we acquired Goodrich Corporation (Goodrich) pursuant to a merger agreement dated September 21, 2011 for approximately $18.3 billion including $1.9 billion of net debt assumed. As a result of the acquisition, Goodrich became a wholly-owned subsidiary of UTC in the largest acquisition in UTC’s history. The acquired Goodrich business and the legacy Hamilton Sundstrand business have been combined to form a new segment named UTC Aerospace Systems. This segment and our Pratt & Whitney segment are separately reportable segments although they are both included within the newly formed UTC Propulsion & Aerospace Systems organizational structure. The increased scale, financial strength and complementary products of the new combined business are expected to continue to strengthen our position in the aerospace and defense industry. Further, we expect that this acquisition will enhance our ability to support our customers with more integrated systems. The results of the acquired Goodrich business have been included in UTC’s financial statements only for periods subsequent to the completion of the acquisition. As a result, the consolidated financial results for the year ended December 31, 2012 do not reflect a full year of legacy Goodrich operations. The acquisition resulted in the inclusion of Goodrich’s assets and liabilities as of the acquisition date at their respective fair values. Accordingly, the Goodrich acquisition materially affected UTC’s results of operations and financial position.

On June 29, 2012, Pratt & Whitney, Rolls-Royce plc (Rolls-Royce), MTU Aero Engines AG (MTU) and Japanese Aero Engines Corporation (JAEC), participants in the IAE International Aero Engines AG (IAE) collaboration, completed a restructuring of their interests in IAE. Under the terms of the agreement, Rolls-Royce sold its ownership and collaboration interests in IAE to Pratt & Whitney, while also entering into a license for its V2500 intellectual property with Pratt & Whitney. In exchange for the increased ownership and collaboration interests and intellectual property license, Pratt & Whitney paid Rolls-Royce $1.5 billion at closing with additional payments due to Rolls-Royce during the fifteen year period following closing of the purchase, conditional upon each hour flown by V2500-powered aircraft in service at the closing. Pratt & Whitney entered into a collaboration arrangement with MTU with respect to a portion of the collaboration interest in IAE acquired from Rolls-Royce for consideration of approximately $233 million with additional payments due to Pratt & Whitney in the future. As a result of these transactions, Pratt & Whitney has a 61% net interest in the collaboration and a 49.5% ownership interest in IAE, which has been consolidated by Pratt & Whitney post-transaction.

On March 14, 2012, the Board of Directors of the Company approved a plan for the divestiture of a number of non-core businesses. Cash generated from these divestitures has been and will be used to repay the debt issued to finance the acquisition of Goodrich. These divestitures are expected to generate approximately $3 billion in net cash, on an after-tax basis, when complete. In the first quarter of 2012, the legacy Hamilton Sundstrand Industrial businesses, Pratt & Whitney Rocketdyne (Rocketdyne) and Clipper Windpower (Clipper) all met the “held-for-sale” criteria. On June 29, 2012, management of the Company approved a plan for the divestiture of UTC Power. The results of operations, including the net gains/losses expected on disposition, and the related cash flows which result from these non-core businesses have been reclassified to Discontinued Operations in our Consolidated Statements of Operations and Cash Flows for all periods presented. The sale of the legacy Hamilton Sundstrand Industrial businesses was completed in the fourth quarter of 2012, while the sale of Clipper was completed in the third quarter of 2012. On July 23, 2012, we announced an agreement to sell our Rocketdyne unit to GenCorp Inc. for $550 million. On December 22, 2012, we announced an agreement to sell our UTC Power unit to ClearEdge Power. Although the Pratt & Whitney Power Systems business was also approved for sale by the Board of Directors of the Company, it was not reclassified to Discontinued Operations due to the level of expected continuing involvement in the business post-sale. The sales of the remaining non-core businesses identified for disposition are expected to be completed in the first half of 2013.

In accordance with conditions imposed for regulatory approval of UTC’s acquisition of Goodrich, UTC must dispose of the electric power systems and the pumps and engine controls businesses of Goodrich. These businesses have been held separate from UTC’s and Goodrich’s ongoing businesses pursuant to regulatory obligations since the acquisition of Goodrich by UTC. On October 16, 2012, we announced an agreement to sell the electric power systems business for $400 million to Safran, and on January 18, 2013, we announced an agreement to sell the pumps and engine controls business to Triumph Group Inc. Closings of both sales are expected by the end of the first quarter of 2013 and are subject to regulatory approvals and other customary closing conditions.

In addition to the divestiture of certain non-core businesses, we also issued $9.8 billion in long-term debt, $3.2 billion in commercial paper, a $2.0 billion term loan and $1.1 billion of equity units to fund the acquisition of Goodrich. As of December 31, 2012, we have repaid all of the term loan and nearly all of the commercial paper issued to finance the acquisition.

Our consolidated net sales were derived from the commercial and aerospace businesses as follows (sales from Pratt & Whitney’s industrial markets are included in “commercial and industrial”):

	2012	2011	2010
Commercial and industrial	51%	57%	57%
Military aerospace and space	21%	20%	21%
Commercial aerospace	28%	23%	22%
	100%	100%	100%

The significant shift in sales from Commercial and industrial to Commercial aerospace largely reflects the Goodrich and IAE transactions. In 2012, approximately 57% of our consolidated sales were original equipment and 43% were aftermarket parts and services, while in 2011 the amounts were 56% and 44%, respectively. The amounts in 2010 were 57% and 43%, respectively.

Our worldwide operations can be affected by industrial, economic and political factors on both a regional and global level. To limit the impact of any one industry, or the economy of any single country on our consolidated operating results, our strategy has been, and continues to be, the maintenance of a balanced and diversified portfolio of businesses. Our operations include original equipment manufacturing (OEM) and extensive related aftermarket parts and services in both our commercial and aerospace businesses. Our business mix also reflects the combination of shorter cycles at UTC Climate, Controls & Security and in our commercial aerospace aftermarket businesses, and longer cycles at Otis and in our aerospace OEM businesses. Our customers include companies in the private sector and governments, and our businesses reflect an extensive geographic diversification that has evolved with the continued globalization of world economies. The composition of net sales from outside the U.S., including U.S. export sales to these regions, in U.S. Dollars and as a percentage of total segment sales, is as follows:

(DOLLARS IN MILLIONS)	2012	2011	2010	2012	2011	2010
Europe	$11,823	$12,344	$11,678	20%	22%	22%
Asia Pacific	8,733	9,016	7,658	15%	16%	15%
Other Non-U.S.	4,964	5,376	5,369	9%	10%	10%
U.S. Exports	9,201	7,721	7,102	16%	14%	14%
International segment sales	$34,721	$34,457	$31,807	60%	62%	61%

As part of our growth strategy, we invest in businesses in certain countries that carry high levels of currency, political and/or economic risk, such as Argentina, Brazil, China, India, Mexico, Russia, South Africa and countries in the Middle East. At December 31, 2012, the net assets in any one of these countries did not exceed 5% of consolidated shareowners’ equity.

As in the previous year, our short cycle shipments and order rates were mixed across our businesses. In 2012, as compared with 2011, commercial aerospace spares orders at Pratt & Whitney decreased 12%, excluding additional orders due primarily to the consolidation of IAE, and UTC Aerospace Systems’ commercial aerospace orders decreased 4%, excluding additional orders from Goodrich. Ongoing economic uncertainty and high oil prices have led to continued cash conservation and constrained spending by major airlines. Strength in UTC Aerospace Systems commercial and military aerospace OEM business and military OEM sales at Pratt & Whitney, were offset by fewer deliveries for foreign military operations at Sikorsky. Conversely, UTC Climate, Controls & Security’s North American residential HVAC orders increased approximately 8% in 2012, while Otis’ new equipment orders in 2012 were consistent with 2011 order levels. While Otis new equipment orders in China declined early in 2012, order rates increased late in the year with fourth quarter orders in China 19% higher than the fourth quarter of 2011. Although uncertainty surrounding the resolution of the fiscal debate in the U.S. and the European debt crisis, together with the slowdown in China and other emerging economies drove volatility in financial markets during 2012, the economic environment in Europe has recently begun to stabilize while the U.S. and China continue gradual recoveries. The 2013 global GDP forecast is 2.5%, with growth expected to be slower in the first half of the year and uneven across the globe. We continue to expect growth rates in emerging markets, particularly in China and India, to outpace the rest of the world. Further, the gradual commercial construction recovery in North America throughout 2012 is expected to continue in 2013.

We had no organic sales growth during 2012. We expect organic sales growth in 2013 to be 3% to 5%.

Although we expect an increase in organic growth, which, if realized, would contribute to operating profit growth, we also continue to invest in new platforms and new markets to position us for additional growth, while remaining focused on structural cost reduction, operational improvements and disciplined cash redeployment. These actions contributed to our earnings during 2012 and positioned us for future earnings growth as the global economy recovers. We undertook a significant restructuring initiative in 2012 to reduce structural and overhead costs across all of our businesses. Restructuring costs in continuing operations totaled $590 million, $315 million and $387 million in 2012, 2011 and 2010, respectively. Segment operating margin decreased 110 basis points from 15.1% in 2011 to 14.0% in 2012. This year-over-year decrease is primarily due to a 50 basis point adverse impact of restructuring charges and non-recurring items and a 70 basis point adverse impact from higher research and development expenses.

As discussed below in “Results of Operations,” operating profit in both 2012 and 2011 includes the impact from non-recurring items such as the adverse effect of asset impairment charges and the beneficial impact of gains from business divestiture activities, primarily those related to UTC Climate, Controls & Security’s ongoing portfolio transformation. Our earnings growth strategy contemplates earnings from organic sales growth, including growth from new product development and product improvements, structural cost reductions, operational improvements, and incremental earnings from our investments in acquisitions. We invested $18.6 billion (including debt assumed of $2.6 billion) and $372 million (including debt assumed of $15 million) in the acquisition of businesses across the entire company in 2012 and 2011, respectively. Our investment in businesses in 2012 principally reflected the Goodrich and IAE transactions. Acquisitions completed in 2011 consisted principally of a number of smaller acquisitions in both our aerospace and commercial businesses.

Both acquisition and restructuring costs associated with business combinations are expensed as incurred. Depending on the nature and level of acquisition activity, earnings could be adversely impacted due to acquisition and restructuring actions initiated in connection with the integration of the businesses acquired.

For additional discussion of acquisitions and restructuring, see “Liquidity and Financial Condition,” “Restructuring Costs” and Notes 2 and 13 to the Consolidated Financial Statements.

RESULTS OF OPERATIONS

Net Sales

(DOLLARS IN MILLIONS)	2012	2011	2010
Net sales	$57,708	$55,754	$52,275
Percentage change year-over-year	3.5%	6.7%	3.6%

The factors contributing to the total percentage change year-over-year in total net sales are as follows:

	2012	2011
Organic volume	–	5%
Foreign currency translation	(2)%	2%
Acquisitions and divestitures, net	6%	–
Total % Change	4%	7%

Organic sales growth during 2012, at UTC Aerospace Systems (7%) and Pratt & Whitney (2%) was offset by organic sales contraction at Sikorsky (8%). The organic sales growth at UTC Aerospace Systems was primarily attributable to higher aerospace OEM volume, while the organic sales growth at Pratt & Whitney was a result of higher military engine deliveries and aftermarket sales. The organic sales contraction at Sikorsky was driven primarily by fewer aircraft deliveries to the U.S. Government and foreign military operations. There was no organic sales growth within the commercial businesses in 2012. The sales increase from net acquisitions and divestitures is a result of Goodrich and IAE sales, partially offset by the ongoing portfolio transformation initiatives at UTC Climate, Controls & Security.

All segments experienced organic sales growth during 2011, led by Sikorsky (10%), UTC Aerospace Systems (8%), and UTC Climate, Controls & Security (7%). The organic sales growth at Sikorsky was primarily attributable to higher military OEM and aftermarket sales, while the organic sales growth at UTC Aerospace Systems was a result of higher volumes in the aerospace OEM and aftermarket businesses. UTC Climate, Controls & Security’s organic sales growth was driven primarily by the recovery in the transport refrigeration market. The organic sales growth in the remaining businesses reflected higher commercial sales and aftermarket volume at Pratt & Whitney and higher new equipment volumes in emerging markets for Otis.

Cost of Products and Services Sold

(DOLLARS IN MILLIONS)	2012	2011	2010
Cost of products sold	$31,094	$29,252	$27,513
Percentage of product sales	76.3%	75.2%	75.1%
Cost of services sold	$11,059	$11,117	$10,441
Percentage of service sales	65.1%	65.9%	66.7%
Total cost of products and services sold	$42,153	$40,369	$37,954
Percentage change year-over-year	4.4%	6.4%	1.5%

The factors contributing to the total percentage change year-over-year in total cost of products and services sold are as follows:

	2012	2011
Organic volume	–	5%
Foreign currency translation	(2)%	2%
Acquisitions and divestitures, net	6%	(1)%
Total % Change	4%	6%

Total cost of products and services sold increased (4%) at a rate consistent with sales growth (4%) in 2012 as compared with 2011. The increase in cost of products and services sold is a result of the Goodrich and IAE transactions (8%) partially offset by lower cost of products and services sold as a result of the UTC Climate, Controls & Security portfolio transformation (3%) and the beneficial impact of foreign currency exchange translation (2%).

Total cost of products and services sold increased organically (5%) at a rate consistent with organic sales growth (5%) in 2011 as compared with 2010. The beneficial impact of cost reductions and productivity gains were partially offset by higher commodity, pension, and warranty costs in 2011.

Gross Margin

(DOLLARS IN MILLIONS)	2012	2011	2010
Gross margin	$15,555	$15,385	$14,321
Percentage of net sales	27.0%	27.6%	27.4%

Gross margin as a percentage of sales decreased 60 basis points, in 2012 as compared with 2011, driven primarily by the adverse impact of the Goodrich and IAE transactions (40 basis points), higher restructuring expense in 2012 (30 basis points), and a loss provision recorded by Sikorsky for a contract with the Canadian Government (30 basis points), all of which was partially offset by benefits from the disposition of lower margin businesses in connection with the UTC Climate, Controls & Security portfolio transformation (30 basis points).

Gross margin as a percentage of sales increased 20 basis points, in 2011 as compared with 2010, driven primarily by increased volumes and lower cost of sales resulting from continued focus on cost reductions, savings from previously initiated restructuring actions and net operational efficiencies. The beneficial impacts of the absence of asset impairment charges (10 basis points) recorded at UTC Climate, Controls & Security and UTC Aerospace Systems in 2010 and lower year-over-year restructuring charges (20 basis points) were partially offset by higher warranty costs at UTC Aerospace Systems in 2011.

Research and Development

(DOLLARS IN MILLIONS)	2012	2011	2010
Company-funded	$2,371	$1,951	$1,656
Percentage of net sales	4.1%	3.5%	3.2%

Customer-funded	$1,670	$1,419	$1,460
Percentage of net sales	2.9%	2.5%	2.8%

Research and development spending is subject to the variable nature of program development schedules and, therefore, year-over-year variations in spending levels are expected. The majority of the company-funded spending is incurred by the aerospace businesses and relates largely to the next generation product family at Pratt & Whitney, the C-Series, Airbus A350, and Boeing 787 programs at UTC Aerospace Systems, and various programs at Sikorsky. The year-over-year increase in company-funded research and development in 2012, compared with 2011, primarily reflects increases at UTC Aerospace Systems as a result of incremental research and development spending related to the Goodrich businesses (13%) and at Pratt & Whitney to further advance development of multiple geared turbo fan platforms and military engines (5%). The increase in company-funded research and development in 2011, compared with 2010, primarily reflects increases at Pratt & Whitney associated with the next generation product family.

Company-funded research and development spending for 2013 is expected to increase by approximately $225 million over 2012 levels primarily due to the added spending as a result of the Goodrich acquisition.

The increase in customer-funded research and development in 2012, as compared with the prior year, reflects spending related to the Goodrich businesses (24%) partially offset by a decrease at Sikorsky (4%) related to a reduction in development spending on U.S. Government military platforms. The decrease in customer-funded research and development in 2011, as compared with 2010, was primarily driven by a decrease at Pratt & Whitney related to a reduction in development spending on the Joint Strike Fighter program.

Selling, General and Administrative

(DOLLARS IN MILLIONS)	2012	2011	2010
Selling, general and administrative	$6,452	$6,161	$5,798
Percentage of net sales	11.2%	11.1%	11.1%

The increase in selling, general and administrative expenses in 2012, as compared with 2011, is due primarily to the impact of acquisitions, net of divestitures, completed over the preceding twelve months (3%) and higher restructuring costs (2%). Higher pension costs (1%) were offset by favorable foreign exchange translation.

The increase in selling, general and administrative expenses in 2011, as compared with 2010, is due primarily to the impact of acquisitions completed over the year, including the acquisition of the GE Security business in March 2010, adverse foreign exchange translation, and higher pension related costs.

Other Income, Net

(DOLLARS IN MILLIONS)	2012	2011	2010
Other income, net	$952	$573	$31

Other income, net includes the operational impact of equity earnings in unconsolidated entities, royalty income, foreign exchange gains and losses as well as other ongoing and non-recurring items. The year-over-year change in other income, net in 2012, as compared with 2011, largely reflects an approximately $46 million net year-over-year increased gain resulting from UTC Climate, Controls & Security’s ongoing portfolio transformation, a $34 million gain on the fair value re-measurement of the Company’s previously held shares of Goodrich, a $46 million gain resulting from the effective settlement of a pre-existing claim in connection with the acquisition of Goodrich, an $81 million increase in income from joint ventures, as well as the absence of both a $66 million other-than-temporary impairment charge on an equity investment at UTC Climate, Controls & Security, and $45 million of reserves established for legal matters. The remaining increase in other income, net is attributable to net gains recognized on miscellaneous asset sales and normal recurring operational activity as disclosed above.

The year-over-year change in other income, net in 2011, as compared with 2010, largely reflects an approximately $55 million net year-over-year increased gain resulting from UTC Climate, Controls & Security’s ongoing portfolio transformation, a $41 million gain from the sale of an equity investment at Pratt & Whitney, a $73 million gain on the contribution of a Sikorsky business into a new venture in the United Arab Emirates, a $122 million increase in income from joint ventures, and $79 million in other, net gains from divestitures, all of which was partially offset by a $66 million other-than-temporary impairment charge on an equity investment at UTC Climate, Controls & Security, and $45 million of reserves established for legal matters.

Interest Expense, Net

(DOLLARS IN MILLIONS)	2012	2011	2010
Interest expense	$893	$673	$751
Interest income	(120)	(177)	(101)
Interest expense, net	$773	$496	$650
Average interest expense rate during the year on:
Short-term borrowings	0.9%	2.0%	1.8%
Total debt	4.1%	5.6%	5.6%

Interest expense increased in 2012, as compared with 2011, primarily as a result of higher average debt balances in 2012 associated with the financing of our acquisition of Goodrich. Financing for the Goodrich acquisition included a total of $9.8 billion of long-term debt, $1.1 billion of equity units which bear contract adjustment payments at a rate of 5.95% per year, and $3.2 billion from the issuance of commercial paper. We also entered into a term loan credit agreement for $2 billion and borrowed the full amount available under this facility. In connection with the acquisition of Goodrich, we assumed long term debt of approximately $3.0 billion, which bears interest at rates ranging from 3.6% to 7.1%. Subsequent to the acquisition in 2012, we repaid approximately $635 million of principal ($761 million fair value) of the assumed Goodrich debt, the entire $2.0 billion term loan, and nearly all of the commercial paper issued to finance the acquisition.

Interest expense on our long-term debt decreased in 2011 as a result of the repayment at maturity in May 2010 of our $600 million of 4.375% notes due 2010, the early redemption in June 2010 of the entire $500 million outstanding principal amount of our 7.125% notes that would have otherwise been due November 2010, the early redemption in September 2010 of the entire $500 million outstanding principal amount of our 6.350% notes that would have otherwise been due March 2011, and as a result of the early redemption in December 2011 of the entire $500 million outstanding principal amount of our 6.100% notes that would otherwise have been due May 15, 2012. This impact was partially offset by the full year impact from the issuance of two series of fixed rate long-term notes totaling $2.25 billion in February 2010. Lower interest charges related to our deferred compensation plan and lower interest accrued on unrecognized tax benefits also contributed to the overall interest expense decline. Interest income increased in 2011, as compared with 2010, as a result of favorable pre-tax interest adjustments of approximately $89 million related to the settlement of U.S. federal income tax refund claims for years prior to 2004, partially offset by the absence of a favorable pre-tax interest adjustment of approximately $24 million associated with the resolution of an uncertain temporary tax item in the second quarter of 2010.

The decline in the weighted-average interest rates for short-term borrowings was due to the mix of our borrowings with a greater percentage of short-term borrowings at lower interest rates in 2012 than the percentage of short-term borrowings in 2011. At December 31, 2012 and 2011, we had commercial paper borrowings outstanding of $320 million and $455 million, respectively. The three month LIBOR rate as of December 31, 2012, 2011 and 2010 was 0.3%, 0.6% and 0.3%, respectively. The decline in the average interest rate on total debt is due to the redemptions of higher rate debt as discussed above and the low interest rates obtained on the debt issued to fund the Goodrich acquisition.

Income Taxes

	2012	2011	2010
Effective income tax rate	24.8%	29.0%	27.6%

The effective income tax rates for 2012, 2011 and 2010 reflect tax benefits associated with lower tax rates on international earnings, which we intend to permanently reinvest outside the United States. The 2012 effective tax rate reflects a favorable non-cash income tax adjustment of approximately $203 million related to the conclusion of the IRS’s examination of the Company’s 2006 – 2008 tax years, as well as a reduction in tax expense of $34 million related to the favorable resolution of disputed tax matters with the Appeals division of the IRS for the tax years 2004 and 2005. Also included in the 2012 effective tax rate is the favorable income tax impact of $225 million related to the release of non-U.S. valuation allowances resulting from internal legal entity reorganizations.

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

We estimate our full year annual effective income tax rate in 2013 to be approximately 29%, absent one-time adjustments. We anticipate some variability in the tax rate quarter to quarter in 2013. In addition, the Company expects to record a one-time favorable tax adjustment of $80 million in the first quarter of 2013 related to the legislative corporate tax extenders enacted in January 2013, as part of the American Taxpayer Relief Act of 2012. This adjustment relates to the 2012 retroactive impact of the new law.

For additional discussion of income taxes, see “Critical Accounting Estimates—Income Taxes” and Note 11 to the Consolidated Financial Statements.

Net Income Attributable to Common Shareowners from Continuing Operations

(DOLLARS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)	2012	2011	2010
Net income attributable to common shareowners from continuing operations	$4,847	$4,831	$4,195
Diluted earnings per share from continuing operations	$5.35	$5.33	$4.55

Foreign currency translation, including hedging at Pratt & Whitney Canada (P&WC) generated a net adverse impact of $0.17 per diluted share on our operational performance in 2012. To help mitigate the volatility of foreign currency exchange rates on our operating results, we maintain foreign currency hedging programs, the majority of which are entered into by P&WC. In 2011, foreign currency generated a net positive impact on our operational results of $0.11 per diluted share, while in 2010 foreign currency had a favorable impact of $0.12 per diluted share. For additional discussion of foreign currency exposure, see “Market Risk and Risk Management—Foreign Currency Exposures.”

Diluted earnings per share from continuing operations for 2012 include a net charge of $0.01 per share from net restructuring and non-recurring items. Besides the restructuring charges of $590 million, non-recurring items included approximately $218 million of favorable pre-tax interest and income tax adjustments related to the conclusion of the IRS examination of the 2006 – 2008 tax years, approximately $59 million of favorable pre-tax interest and income tax adjustments related to the resolution of disputes with the Appeals division of the IRS for the 2004 – 2005 tax years, approximately $157 million of net gains resulting from UTC Climate, Controls & Security’s ongoing portfolio transformation, and an approximately $34 million non-cash gain recognized on the re-measurement to fair value of our previously held shares of Goodrich stock resulting from our acquisition of the company.

Net Income Attributable to Common Shareowners from Discontinued Operations

(DOLLARS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)	2012	2011	2010
Net income attributable to common shareowners from discontinued operations	$283	$148	$178
Diluted earnings per share from discontinued operations	$0.31	$0.16	$0.19

Diluted earnings per share from discontinued operations for 2012 includes $0.82 per share of goodwill and net asset impairment charges related to Rocketdyne, Clipper and UTC Power, and $1.01 per share gain on the disposition of the legacy Hamilton

Sundstrand Industrial businesses. A $0.16 per share benefit from the results of operations of discontinued entities was partially offset by the $0.07 per share Clipper warranty charge.

RESTRUCTURING COSTS

We recorded net pre-tax restructuring costs totaling $614 million in 2012 and $336 million in 2011 for new and ongoing restructuring actions. We recorded these charges in the segments as follows:

(DOLLARS IN MILLIONS)	2012	2011
Otis	$164	$73
UTC Climate, Controls & Security	143	126
Pratt & Whitney	96	52
UTC Aerospace Systems	115	11
Sikorsky	53	53
Eliminations and other	19	–
Restructuring costs recorded within continuing operations	590	315
Restructuring costs recorded within discontinued operations	24	21
Total	$614	$336

Restructuring charges incurred in 2012 and 2011 were recorded as follows:

(DOLLARS IN MILLIONS)	2012	2011
Cost of sales	$340	$164
Selling, general and administrative	249	149
Other income, net	1	2
Restructuring costs recorded within continuing operations	590	315
Restructuring costs recorded within discontinued operations	24	21
Total	$614	$336

As described below, the 2012 charges relate primarily to actions initiated during 2012 and 2011, while the 2011 charges relate primarily to actions initiated during 2011 and 2010. The 2012 restructuring costs reflected in Eliminations and other largely reflect curtailment charges required under our domestic pension plans due to the headcount reductions associated with the various restructuring actions.

Restructuring actions are an essential component of our operating margin improvement efforts and relate to both existing operations and those recently acquired. We expect to incur additional restructuring costs in 2013 of approximately $300 million, including trailing costs related to prior actions, associated with our continuing cost reduction efforts and to the integration of acquisitions. The expected adverse impact on earnings in 2013 from anticipated additional restructuring costs is expected to be offset by the beneficial impact from non-recurring items. Although no specific plans for significant actions have been finalized at this time, we continue to closely monitor the economic environment and may undertake further restructuring actions to keep our cost structure aligned with the demands of the prevailing market conditions.

2012 Actions. During 2012, we initiated restructuring actions relating to ongoing cost reduction efforts, including workforce reductions and consolidation of manufacturing operations. We recorded net pre-tax restructuring charges totaling $576 million as follows:

(DOLLARS IN MILLIONS)	2012
Otis	$146
UTC Climate, Controls & Security	123
Pratt & Whitney	94
UTC Aerospace Systems	121
Sikorsky	47
Eliminations and other	19
Restructuring costs recorded within continuing operations	550
Restructuring costs recorded within discontinued operations	26
Total	$576

The following table summarizes the charges associated with the 2012 restructuring actions:

(DOLLARS IN MILLIONS)	2012
Cost of sales	$313
Selling, general and administrative	236
Other income, net	1
Restructuring costs recorded within continuing operations	550
Restructuring costs recorded within discontinued operations	26
Total	$576

The following table summarizes the charges associated with the 2012 restructuring actions by cost type:

(DOLLARS IN MILLIONS)	2012
Severance	$426
Asset write-downs	14
Facility exit, lease termination and other costs	110
Restructuring costs recorded within continuing operations	550
Restructuring costs recorded within discontinued operations	26
Total	$576

We expect the actions initiated in 2012, once fully complete, to result in net workforce reductions of approximately 7,000 hourly and salaried employees, the exiting of approximately 2.6 million net square feet of facilities and the disposal of assets associated with the exited facilities. As of December 31, 2012, with respect to the actions initiated in 2012, we have completed net workforce reductions of approximately 4,000 employees, and 750,000 net square feet of facilities have been exited. We are targeting to complete in 2013 the majority of the remaining workforce and facility related cost reduction actions initiated in 2012.

Approximately 80% of the total pre-tax charge will require cash payments, which we have and expect to continue to fund with cash generated from operations. During 2012, we had cash outflows of approximately $199 million related to the 2012 actions. We expect to incur additional restructuring and other charges of $105 million to complete these actions. We expect recurring pre-tax savings to increase over the two-year period subsequent to initiating the actions to approximately $560 million annually, of which, approximately $125 million was realized in 2012.

2011 Actions. During 2012 and 2011, we recorded net pre-tax restructuring charges of $53 million and $286 million, respectively, for actions initiated in 2011. The 2011 actions relate to ongoing cost reduction efforts, including workforce reductions and the consolidation of field operations. We recorded net pre-tax restructuring charges in 2012 and 2011 as follows:

(DOLLARS IN MILLIONS)	2012	2011
Otis	$19	$76
UTC Climate, Controls & Security	25	93
Pratt & Whitney	3	37
UTC Aerospace Systems	–	8
Sikorsky	5	51
Restructuring costs recorded within continuing operations	52	265
Restructuring costs recorded within discontinued operations	1	21
Total	$53	$286

The following table summarizes the charges associated with the 2011 restructuring actions:

(DOLLARS IN MILLIONS)	2012	2011
Cost of sales	$33	$120
Selling, general and administrative	19	142
Other income, net	–	3
Restructuring costs recorded within continuing operations	52	265
Restructuring costs recorded within discontinued operations	1	21
Total	$53	$286

The following table summarizes the 2012 and 2011 charges associated with the 2011 restructuring actions by cost type:

(DOLLARS IN MILLIONS)	2012	2011
Severance	$30	$242
Asset write-downs	1	4
Facility exit, lease termination and other costs	21	19
Restructuring costs recorded within continuing operations	52	265
Restructuring costs recorded within discontinued operations	1	21
Total	$53	$286

We expect the actions initiated in 2011, once fully completed, to result in net workforce reductions of approximately 4,900 hourly and salaried employees, the exiting of approximately 2 million net square feet of facilities and the disposal of assets associated with the exited facilities. As of December 31, 2012, we have completed, with respect to the actions initiated in 2011, net workforce reductions of approximately 4,200 employees and exited 200,000 net square feet of facilities. We are targeting to complete in 2013 the majority of the remaining workforce and all facility related cost reduction actions initiated in 2011. Approximately 75% of the total pre-tax charge will require cash payments, which we have and expect to continue to fund with cash generated from operations. During 2012, we had cash outflows of approximately $153 million related to the 2011 actions. We expect to incur additional restructuring charges of $29 million to complete these actions. We expect recurring pre-tax savings to increase over the two-year period subsequent to initiating the actions to approximately $280 million annually.

For additional discussion of restructuring, see Note 13 to the Consolidated Financial Statements.

SEGMENT REVIEW

	Net Sales			Operating Profits			Operating Profit Margin
(DOLLARS IN MILLIONS)	2012	2011	2010	2012	2011	2010	2012	2011	2010
Otis	$12,056	$12,437	$11,579	$2,512	$2,815	$2,575	20.8%	22.6%	22.2%
UTC Climate, Controls & Security	17,090	18,864	17,876	2,425	2,212	1,776	14.2%	11.7%	9.9%
Pratt & Whitney	13,964	12,711	12,150	1,589	1,867	1,885	11.4%	14.7%	15.5%
UTC Aerospace Systems	8,334	4,760	4,399	944	759	654	11.3%	15.9%	14.9%
Sikorsky	6,791	7,355	6,684	712	840	716	10.5%	11.4%	10.7%
Total segment	58,235	56,127	52,688	8,182	8,493	7,606	14.0%	15.1%	14.4%
Eliminations and other	(527)	(373)	(413)	(72)	(228)	(331)
General corporate expenses	–	–	–	(426)	(419)	(377)
Consolidated	$57,708	$55,754	$52,275	$7,684	$7,846	$6,898	13.3%	14.1%	13.2%

Commercial Businesses

The financial performance of our commercial businesses can be influenced by a number of external factors including fluctuations in residential and commercial construction activity, regulatory changes, interest rates, labor costs, foreign currency exchange rates, customer attrition, raw material and energy costs, credit markets and other global and political factors. UTC Climate, Controls & Security’s financial performance can also be influenced by production and utilization of transport equipment, and for its residential business, weather conditions. Geographic and industry diversity across the commercial businesses help to balance the impact of such factors on our consolidated operating results, particularly in the face of uneven economic growth. While Otis faced challenging economic conditions in Europe and lower order rates in China during the first half of the year, improving market conditions in China and North America resulted in higher order rates in the second half of the year. New equipment orders in China declined for the year (3%), but increased during the fourth quarter (19%) as compared with the fourth quarter of 2011. Organic sales for 2012 within each of our commercial businesses were consistent with prior year levels.

In 2012, 70% of total commercial business sales were generated outside the U.S., including U.S. export sales, as compared to 72% in 2011. The following table shows sales generated outside the U.S., including U.S. export sales, for each of the commercial business segments:

	2012	2011
Otis	82%	83%
UTC Climate, Controls & Security	62%	65%

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

				Total Increase (Decrease) Year-Over-Year for:
(DOLLARS IN MILLIONS)	2012	2011	2010	2012 Compared with 2011		2011 Compared with 2010
Net Sales	$12,056	$12,437	$11,579	$(381)	(3)%	$858	7%
Cost of Sales	8,008	8,090	7,540	(82)	(1)%	550	7%
	4,048	4,347	4,039
Operating Expenses and Other	1,536	1,532	1,464
Operating Profits	$2,512	$2,815	$2,575	$(303)	(11)%	$240	9%

	Factors Contributing to Total % Increase (Decrease) Year-Over-Year in:
	2012			2011
	Net Sales	Cost of Sales	Operating Profits	Net Sales	Cost of Sales	Operating Profits
Organic / Operational	–	1%	(3)%	2%	2%	2%
Foreign currency translation	(3)%	(3)%	(4)%	4%	4%	5%
Acquisitions and divestitures, net	–	–	–	1%	1%	–
Restructuring costs	–	1%	(4)%	–	–	–
Other	–	–	–	–	–	2%
Total % change	(3)%	(1)%	(11)%	7%	7%	9%

2012 Compared with 2011

There was no organic sales growth in 2012 as higher service sales were offset by lower new equipment sales. Higher service sales in Asia and the Americas (2%) were offset by declines in Europe (1%). Lower new equipment volume (1%) primarily in China and Europe was partially offset by a slight increase in the Americas and Russia.

The operational profit decline for the year (3%) is due to lower new equipment contribution driven by lower volume and pricing pressures (4%), lower service contribution (1%) resulting from continued pricing pressure primarily in Europe, and the impact of higher commodity costs (1%). Partially offsetting these factors were benefits derived from ongoing cost reduction initiatives (3%).

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

UTC Climate, Controls & Security As described above, on September 28, 2011, we announced a new organizational structure that allows us to better serve customers through greater integration across product lines. As part of this new structure, effective January 1, 2012, we formed the UTC Climate, Controls & Security segment, which is composed of the former Carrier and UTC Fire & Security segments. UTC Climate, Controls & Security is the leading provider of HVAC and refrigeration solutions, including controls for residential, commercial, industrial and transportation applications. These products and services are sold under the Carrier name and other brand names to building contractors and owners, homeowners, transportation companies, retail stores and food service companies. UTC Climate, Controls & Security is also a global provider of security and fire safety products and services. UTC Climate, Controls & Security provides electronic security products such as intruder alarms, access control systems and video surveillance systems and designs and manufactures a wide range of fire safety products including specialty hazard detection and fixed suppression products, portable fire extinguishers, fire detection and life safety systems, and other firefighting equipment. Services provided to the electronic security and fire safety industries include systems integration, video surveillance, installation, maintenance, and inspection. In certain markets, UTC Climate, Controls & Security also provides monitoring, response and security personnel services, including cash-in-transit security, to complement its electronic security and fire safety businesses. Through its venture with Watsco, Inc., UTC Climate, Controls & Security distributes Carrier, Bryant, Payne and Totaline residential and light commercial HVAC products in the U.S. and selected territories in the Caribbean and Latin America. UTC Climate, Controls & Security sells directly to end customers and through manufacturers’ representatives, distributors, wholesalers, dealers and retail outlets. Certain of UTC Climate, Controls & Security’s HVAC businesses are seasonal and can be impacted by weather. UTC Climate, Controls & Security customarily offers its customers incentives to purchase products to ensure an adequate supply of its products in the distribution chan-

nels. The principal incentive program provides reimbursements to distributors for offering promotional pricing on UTC Climate, Controls & Security products. We account for incentive payments made as a reduction to sales. UTC Climate, Controls & Security products and services are used by governments, financial institutions, architects, building owners and developers, security and fire consultants, homeowners and other end-users requiring a high level of security and fire protection for their businesses and residences. UTC Climate, Controls & Security provides its security and fire safety products and services under Chubb, Kidde and other brand names and sells directly to customers as well as through manufacturer representatives, distributors, dealers and U.S. retail distribution.

				Total Increase (Decrease) Year-Over-Year for:
(DOLLARS IN MILLIONS)	2012	2011	2010	2012 Compared with 2011		2011 Compared with 2010
Net Sales	$17,090	$18,864	$17,876	$(1,774)	(9)%	$988	6%
Cost of Sales	12,316	13,848	13,158	(1,532)	(11)%	690	5%
	4,774	5,016	4,718
Operating Expenses and Other	2,349	2,804	2,942
Operating Profits	$2,425	$2,212	$1,776	$213	10%	$436	25%

	Factors Contributing to Total % Increase (Decrease) Year-Over-Year in:
	2012			2011
	Net Sales	Cost of Sales	Operating Profits	Net Sales	Cost of Sales	Operating Profits
Organic / Operational	–	–	10%	7%	8%	13%
Foreign currency translation	(2)%	(3)%	(2)%	3%	3%	3%
Acquisitions and divestitures, net	(7)%	(8)%	–	(4)%	(5)%	(2)%
Restructuring costs	–	–	(1)%	–	–	2%
Other	–	–	3%	–	(1)%	9%
Total % change	(9)%	(11)%	10%	6%	5%	25%

2012 Compared with 2011

There was no organic sales growth during 2012 as lower volumes in the transport refrigeration business (1%) were offset by growth in the Americas (1%) attributable to the residential and commercial HVAC businesses. The decrease in “Acquisitions and divestitures, net” (7%) reflects the year-over-year impact of divestitures completed in the preceding twelve months associated with UTC Climate, Controls & Security’s ongoing portfolio transformation.

The 10% operational profit increase was driven largely by the benefits of net cost productivity and restructuring actions (combined 3%) including savings from the consolidation of legacy Carrier and UTC Fire & Security, favorable commodity costs (2%), and higher equity income from joint venture partners (2%). Also, operational profit included the benefit of a special cash dividend (1%) received from an interest in a distribution partner. The 3% increase in “Other” primarily reflects an approximately $46 million net year-over-year gain from UTC Climate, Controls & Security’s ongoing portfolio transformation and the absence of a $66 million other-than-temporary impairment charge recorded on an Asian equity investment in the prior year. This was partially offset by the absence of an approximately $25 million favorable litigation resolution and gain on the disposition of the U.K. Security business, both recorded in 2011. The year-over-year net portfolio transformation gain primarily includes approximately $120 million from the sale of a controlling interest in a Canadian distribution business, including a $24 million pension settlement charge, combined with an approximately $215 million net gain from the sale of a controlling interest in a manufacturing and distribution joint venture in Asia. These gains were partially offset by a $32 million loss on the disposition of the U.S. Fire & Security branch operations, $142 million of impairment charges recorded in 2012 related to ongoing business dispositions, and the absence of an approximately $80 million prior year gain resulting primarily from the contribution of legacy Carrier’s HVAC operations in Brazil, Argentina and Chile into a new venture controlled by Midea Group of China.

2011 Compared with 2010

Organic sales growth was 7%, with the recovery in the transport refrigeration market partially offset by declines in the U.K. and U.S. service businesses. The 4% decrease in “Acquisitions and divestitures, net” primarily reflects the net impact from acquisitions and the business transformation actions completed in the preceding twelve months as part of UTC Climate, Controls & Security’s ongoing portfolio transformation initiative.

The operational profit improvement of 13% was driven by strong conversion on organic sales growth (7%), particularly in the higher margin transport refrigeration business, lower bad debt expense, and earnings improvement in a joint venture in Japan (2%). This was partially offset by lower margins and unfavorable sales mix primarily within the fire protection products business in the U.K. and higher net commodity costs (6%). The 9% increase in “Other” primarily reflects the year-over-year impact of net gains associated with UTC Climate, Control & Security’s ongoing portfolio transformation. This includes an approximately $80 million gain recorded in 2011 as a result of the contribution of legacy Carrier’s HVAC operations in Brazil, Argentina, and Chile into a new venture controlled by Midea Group of China. Also included in “Other” is the favorable resolution of litigation and gains on the dispositions of U.K. security businesses and the absence of an asset impairment charge in 2010 of approximately $58 million, all of which was partially offset by a $66 million other-than-temporary impairment charge recorded on an equity investment in Asia in 2011.

Aerospace Businesses

The financial performance of Pratt & Whitney, UTC Aerospace Systems and Sikorsky is directly tied to the economic conditions of the commercial aerospace and defense aerospace industries. In particular, Pratt & Whitney experiences intense competition for new commercial airframe/engine combinations. Engine suppliers may offer substantial discounts and other financial incentives, performance and operating cost guarantees, participation in financing arrangements and maintenance agreements. At times, the aerospace businesses also enter into development programs and firm fixed-price development contracts, which may require the company to bear cost overruns related to unforeseen technical and design challenges that arise during the development stage of the program. Customer selections of engines and components can also have a significant impact on later sales of parts and service. Predicted traffic levels, load factors, worldwide airline profits, general economic activity and global defense spending have been reliable indicators for new aircraft and aftermarket orders within the aerospace industry. Spare part sales and aftermarket service trends are affected by many factors, including usage, technological improvements, pricing, regulatory changes and the retirement of older aircraft. Performance in the general aviation sector is closely tied to the overall health of the economy and is positively correlated to corporate profits.

Our long-term aerospace contracts are subject to strict safety and performance regulations which can affect our ability to estimate costs precisely. Contract cost estimation for the development of complex projects, in particular, requires management to make significant judgments and assumptions regarding the complexity of the work to be performed, availability of materials, the performance by subcontractors, the timing of funding from customers and the length of time to complete the contract. As a result, we review and update our cost estimates on significant contracts on a quarterly basis, and no less frequently than annually for all others, or when circumstances change and warrant a modification to a previous estimate. Changes in estimates relate to the current period impact of revisions to total estimated contract sales and costs at completion. We record changes in contract estimates using the cumulative catch-up method in accordance with the Revenue Recognition Topic of the FASB Accounting Standards Codification (“ASC”). The net decrease in operating profits as a result of significant changes in aerospace contract estimates was $19 million in 2012, including the revision in estimate on the Sikorsky CH-148 contract discussed further below. The adverse impact of this contract adjustment was partially offset by several positive contract adjustments recorded throughout the year largely at the Pratt & Whitney segment. The impact of these adjustments was not considered significant to either the sales or operating profits of the segment in the quarter in which they were recorded other than the impact of a contract termination which was disclosed in the Pratt & Whitney segment results in the first quarter of 2012.

The commercial airline industry remained strong throughout 2012. Airline traffic growth rates, as measured by revenue passenger miles (RPMs), stabilized during 2012 and 2011 after rebounding in 2010. RPMs grew 5.5% in 2012, as compared with 2011, and we expect RPMs will continue to grow between 4% and 6% in 2013. We made significant investment in engineering and development in 2012 and expect continued investment in 2013, primarily at Pratt & Whitney as we continue to develop five separate geared turbofan platforms to meet demand for new engines which are fuel efficient and have reduced noise levels and exhaust emissions. Although airlines have generally returned to profitability, high fuel prices continue to challenge the airlines to consider the need for more fuel efficient aircraft.

Deficit reduction measures considered by the U.S. Government are expected to pressure the U.S. Department of Defense budget in the coming years, resulting in a decline in U.S. Department of Defense spending. Total sales to the U.S. Government of $10.1 billion in 2012, $9.1 billion in 2011, and $9.1 billion in 2010 were 18%, 16% and 17% of total UTC sales in 2012, 2011 and 2010, respectively. The defense portion of our aerospace business is affected by changes in market demand and the global political environment. Our participation in long-term production and development programs for the U.S. Government has contributed positively to our results in 2012 and is expected to continue to benefit results in 2013.

Sikorsky continued to benefit from military spending, with approximately 86% of Sikorsky’s 2012 helicopter deliveries based on military platforms. In July 2012, the U.S. Government and Sikorsky signed a five-year multiservice contract for approximately 650 H-60 helicopters. Actual production quantities will be determined year-by-year over the life of the program based on funding allocations set by Congressional and Pentagon acquisition priorities. Commercial helicopter aftermarket sales volumes were consistent with the prior year on strong demand for the S-92 helicopter which was offset by lower volumes of the S-76 helicopter as Sikorsky transitions to the new S-76D helicopter.

As previously reported, Sikorsky is developing the CH-148 derivative of the H-92 helicopter (the “Cyclone”), a military variant of the S-92 helicopter, for the Canadian Government. The Cyclone is being developed under a fixed-price contract that provides for the development and production of 28 helicopters (the “Acquisition Contract”), and a related In Service Support contract (the “ISS Contract”) through March 2028 (collectively, the “Arrangements”). The current contract values of the Arrangements are estimated to be $4.3 billion. Revenues are subject to changes in underlying variables such as the timing of deliveries, future flight hours and fluctuations in foreign currency exchange rates.

As previously disclosed, in June 2010 Sikorsky and the Canadian Government signed contract amendments that revised the delivery schedule and contract specifications, while also establishing requirements that enabled initial operational test and evaluation activities for the first six interim aircraft. The amendments also included modifications to the liquidated damages schedule, readjustment of payment schedules, resolution of open disputes and other program related enhancements.

In accordance with our revenue recognition policy, losses, if any, on long-term contracts are provided for when anticipated. Loss provisions on original equipment contracts are recognized to the extent that estimated inventoriable manufacturing, engineering, product warranty and product performance guarantee costs, as appropriate, exceed the projected revenue from the products contemplated under the contractual arrangement. In 2011, Sikorsky completed a significant contractual milestone for work on four interim configuration helicopters and recognized the revenues and related costs. Although the Arrangements were expected to be profitable on a combined basis in 2011, $56 million of losses were recorded upon completing the milestones for the four aircraft as the actual costs exceeded revenues. These interim configuration aircraft will require further software and hardware upgrades before full mission capability can be achieved.

Delivery of the final configuration aircraft, which was scheduled to begin in 2012, did not occur due to a number of disputes between the Canadian Government and Sikorsky that arose during the course of 2012 related to contractual requirements and contract performance. These included issues related to excusable delays, development, production, logistical support and delays in the delivery of final configuration aircraft. The parties have been unable to resolve these disputes and are engaged in the dispute resolution process.

As a result of these matters, Sikorsky recorded a loss provision of $157 million during the fourth quarter of 2012 as the estimated profits on the ISS Contract no longer exceeded the estimated remaining losses on the Acquisition Contract. The profit erosion was driven by an increase in total expected costs to be incurred primarily as a result of the delays in delivering the final configuration aircraft, and a reduction of expected flight hour revenues on the ISS Contract. Since the Acquisition Contract’s costs exceed its revenues on a stand-alone basis, we expect to record a $14 million loss upon the contractual delivery of each aircraft in the future.

Sikorsky is prepared to deliver additional aircraft in a configuration that would allow for the commencement of certain contractually required activities such as pilot training, customer testing, and limited mission capability. These aircraft would require the incorporation of additional hardware and software upgrades before full mission capability can be achieved and final configuration aircraft subsequently delivered. Sikorsky continues discussions with the Canadian Government in an effort to resolve the open disputes including the establishment of a potential arrangement that allows for the delivery of interim configuration aircraft. However, if these efforts are unsuccessful and the Canadian Government requires the delivery of only final configuration aircraft under current contractual requirements, no deliveries are expected to occur until 2015 at the earliest.

While Sikorsky is committed to the program, the current disputes and unresolved contract status, coupled with the remaining development issues and long-term nature of this program, provide substantial uncertainty and risk in regards to the future profitability of the overall program. While the loss provisions recorded to date reflect management’s best estimate of the projected costs to complete the development and manufacture of the final configuration aircraft, there is still significant effort required to complete the development of the mission system capability as well as complete the manufacturing, testing and retrofit activities. Future variability in internal cost targets related to the aircraft may be caused by increases in holding costs, retrofit estimates, subcontractor performance and changes in liquidated damages. With respect to the multi-year ISS Contract, the future profitability is dependent upon a number of factors including aircraft flight hours, deployed aircraft availability, aircraft performance, availability of trained pilots and government budgetary pressures. The inability to achieve a satisfactory contractual solution, further unplanned delays, additional developmental cost growth or variations in any of the estimates used in the existing contract analysis could lead to further loss provisions on the Arrangements. Additional losses could have a material adverse impact on the consolidated results of operations in the period in which the loss may be recognized.

Effective July 1, 2012, the auxiliary power unit business (APU) of the UTC Aerospace Systems business segment was transferred to the Pratt & Whitney business segment. The APU business designs and manufactures a variety of products for commercial and military aircraft. Annual sales for the APU business are approximately $600 million. The reclassification has been made prospectively; prior year results have not been restated for the transfer of the business.

Pratt & Whitney is among the world’s leading suppliers of aircraft engines for the commercial, military, business jet and general aviation markets. Pratt & Whitney Commercial Engines provides maintenance, repair and overhaul services, including the sale of spare parts, as well as fleet management services for large commercial engines. Pratt & Whitney produces families of engines for wide- and narrow-body and large regional aircraft in the commercial market and for fighter and transport aircraft in the military market. P&WC is a world leader in the production of engines powering business, regional, light jet, utility and military airplanes and helicopters and provides related maintenance, repair and overhaul services, including the sale of spare parts, as well as fleet management services. Pratt & Whitney’s products are sold principally to aircraft manufacturers, airlines and other aircraft operators, aircraft leasing companies, space launch vehicle providers and the U.S. and foreign governments. Pratt & Whitney’s products and services must adhere to strict regulatory and market-driven safety and performance standards. The frequently changing nature of these standards, along with the long duration of aircraft engine development, production and support programs, creates uncertainty regarding engine program profitability. The vast majority of sales are made directly to the end customer and, to a limited extent, through independent distributors and foreign sales representatives.

Pratt & Whitney is currently developing technology, including the PurePower PW1000G Geared TurboFan engine, intended to enable it to power both currently-proposed and future aircraft. The PurePower PW1000G engine targets a significant reduction in fuel burn and noise levels with lower environmental emissions and operating costs than current production engines. In December 2010, Airbus announced that it will offer a version of the PurePower PW1000G engine as a new engine option to power its A320neo family of aircraft scheduled to enter into service in 2015. In November 2012, Pratt & Whitney commenced testing on this new engine, the PW1100G-JM, being developed as part of a collabo-

ration with MTU and JAEC. Additionally, PurePower PW1000G engine models have been selected by Bombardier to power the new CSeries passenger aircraft, by Mitsubishi Aircraft Corporation to power the new Mitsubishi Regional Jet, and by Irkut Corporation of Russia to power the proposed new Irkut MC-21 passenger aircraft. These aircraft are scheduled to enter into service in 2013, 2015 and 2017, respectively. Further, on January 8, 2013, Embraer announced the selection of the PurePower engine to exclusively power the next generation of Embraer’s E-Jet family of aircraft scheduled to enter service in 2018. The success of these aircraft and the PurePower PW1000G family of engines is dependent upon many factors including technological challenges, aircraft demand, and regulatory approval. Based on these factors, as well as the level of success of aircraft program launches by aircraft manufacturers and other conditions, additional investment in the PurePower program may be required. P&WC has developed or is developing the PW210 engine family for helicopters manufactured by Sikorsky, AgustaWestland and The Eurocopter Group and is developing the PurePower PW800 engine for the new generation of long-range and heavy business jets. Pratt & Whitney continues to enhance its programs through performance improvement measures and product base expansion.

In view of the risks and costs associated with developing new engines, Pratt & Whitney has entered into collaboration arrangements in which sales, costs and risks are shared. At December 31, 2012, the interests of third party participants in Pratt & Whitney-directed commercial jet engine programs ranged from 14 percent to 48 percent. In addition, Pratt & Whitney has interests in other engine programs, including a 50 percent ownership interest in the Engine Alliance (EA), a joint venture with GE Aviation, which markets and manufactures the GP7000 engine for the Airbus A380 aircraft. Pratt & Whitney has entered into risk and revenue sharing arrangements with third parties for 40 percent of the products and services that Pratt & Whitney is responsible for providing to the EA. Pratt & Whitney accounts for its interests in the EA joint venture under the equity method of accounting. Pratt & Whitney continues to pursue additional collaborators.

On June 29, 2012, Pratt & Whitney, Rolls-Royce, MTU and JAEC, participants in the IAE collaboration, completed a restructuring of their interests in IAE. Pratt & Whitney now has a 61% net interest in the collaboration and a 49.5% ownership interest in IAE. See the Business Overview section of Management’s Discussion and Analysis for further information on the IAE transaction.

				Total Increase (Decrease) Year-Over-Year for:
(DOLLARS IN MILLIONS)	2012	2011	2010	2012 Compared with 2011		2011 Compared with 2010
Net Sales	$13,964	$12,711	$12,150	$1,253	10%	$561	5%
Cost of Sales	10,600	9,282	9,011	1,318	14%	271	3%
	3,364	3,429	3,139
Operating Expenses and Other	1,775	1,562	1,254
Operating Profits	$1,589	$1,867	$1,885	$(278)	(15)%	$(18)	(1)%

	Factors Contributing to Total % Increase (Decrease) Year-Over-Year in:
	2012			2011
	Net Sales	Cost of Sales	Operating Profits	Net Sales	Cost of Sales	Operating Profits
Organic* / Operational*	2%	5%	(16)%	6%	3%	(3)%
Foreign currency (including P&WC net hedging)*	(1)%	–	(3)%	(1)%	–	(2)%
Acquisitions and divestitures, net	9%	9%	6%	–	–	–
Restructuring costs	–	–	(2)%	–	–	2%
Other	–	–	–	–	–	2%
Total % change	10%	14%	(15)%	5%	3%	(1)%

*	As discussed further in the “Business Overview” and “Results of Operations” sections, for Pratt & Whitney only, the transactional impact of foreign exchange hedging at P&WC has been netted against the translational foreign exchange impact for presentation purposes in the above table. For all other segments, these foreign exchange transactional impacts are included within the organic sales/operational operating profit caption in their respective tables. Due to its significance to Pratt & Whitney’s overall operating results, we believe it is useful to segregate the foreign exchange transactional impact in order to clearly identify the underlying financial performance.

2012 Compared with 2011

Organic sales growth (2%) was driven by higher military engine deliveries and aftermarket sales (5%), higher P&WC engine and spares volume (1%), and higher industrial volume at Pratt & Whitney Power Systems (1%), offset by a decrease in commercial aftermarket (6%). Sales increased (9%) as a result of the consolidation of IAE and the transfer of the APU business to Pratt & Whitney from UTC Aerospace Systems.

The operational profit decrease (16%) was primarily driven by lower profit on commercial aftermarket (17%), higher research and development (8%), partially offset by favorable P&WC engine volume and delivery mix (3%), higher military engine and spares volume (3%) and an increase in contract settlements and close outs (3%). Operating profit increased due to net acquisitions (6%) primarily as a result of the consolidation of IAE.

2011 Compared with 2010

Organic sales growth (6%) was driven by growth in the large commercial engine business (5%), higher spares volume across the business (combined 2%), and higher industrial volume at Pratt & Whitney Power Systems (1%). These increases were partially offset by lower military engine sales.

The operational profit decline (3%) primarily reflects higher year-over-year research and development costs (14%), unfavorable commercial engine business mix and fewer military engine business deliveries (combined 7%), partially offset by higher commercial spares and aftermarket volume (14%). Additionally, gains recorded on contract settlements and contract close-outs were offset, in part, by losses incurred as a result of increased airline industry exposures during the year (combined 4%). The 2% contributed by “Other” primarily reflects the gain on a sale of an equity investment.

UTC Aerospace Systems—On July 26, 2012, UTC acquired Goodrich, pursuant to a merger agreement dated September 21, 2011. As a result of the acquisition, Goodrich became a wholly-owned subsidiary of UTC. The acquired Goodrich business and the former Hamilton Sundstrand segment have been combined to form the new UTC Aerospace Systems segment. UTC Aerospace Systems is among the world’s leading suppliers of technologically advanced aerospace products and aftermarket services for diversified industries worldwide. UTC Aerospace Systems’ aerospace products include electric power generation, management and distribution systems, flight control systems, engine control systems, intelligence, surveillance and reconnaissance systems, engine components, environmental control systems, fire protection and detection systems, propeller systems, aircraft nacelles, and interior, actuation, landing and electronic systems. UTC Aerospace Systems products serve commercial, military, regional, business and general aviation, as well as military ground vehicle, space and undersea applications. Aftermarket services include spare parts, overhaul and repair, engineering and technical support and fleet maintenance programs. UTC Aerospace Systems sells aerospace products to airframe manufacturers, the U.S. and foreign governments, aircraft operators, maintenance, repair and overhaul providers, and independent distributors.

				Total Increase (Decrease) Year-Over-Year for:
(DOLLARS IN MILLIONS)	2012	2011	2010	2012 Compared with 2011		2011 Compared with 2010
Net Sales	$8,334	$4,760	$4,399	$3,574	75%	$361	8%
Cost of Sales	6,090	3,403	3,112	2,687	79%	291	9%
	2,244	1,357	1,287
Operating Expenses and Other	1,300	598	633
Operating Profits	$944	$759	$654	$185	24%	$105	16%

	Factors Contributing to Total % Increase (Decrease) Year-Over-Year in:
	2012			2011
	Net Sales	Cost of Sales	Operating Profits	Net Sales	Cost of Sales	Operating Profits
Organic / Operational	7%	6%	6%	8%	10%	8%
Foreign currency translation	(1)%	(1)%	(1)%	1%	1%	2%
Acquisitions and divestitures, net	69%	73%	33%	(1)%	(1)%	(1)%
Restructuring costs	–	1%	(14)%	–	–	2%
Other	–	–	–	–	(1)%	5%
Total % change	75%	79%	24%	8%	9%	16%

2012 Compared with 2011

The organic sales growth (7%) reflects higher commercial aerospace OEM (4%), military aerospace OEM (2%), and aftermarket (1%) volume.

The organic increase in operational profit (6%) primarily reflects the benefit of profit contribution on higher sales (11%) and lower warranty costs (5%) partially offset by higher engineering and development (4%) and pension costs (6%). “Acquisitions and divestitures, net” is principally a result of the acquisition of Goodrich.

2011 Compared with 2010

The organic sales growth (8%), primarily reflects higher aftermarket (6%) and OEM (2%) volumes. The organic cost of sales growth (10%) exceeded the organic sales growth due largely to an adverse mix within aerospace OEM and higher warranty costs.

The increase in operational profit (8%) reflects an increase in aftermarket volume, partially offset by adverse mix within OEM, including a reduction in military ground vehicle volumes and an increase in volume of lower margin commercial programs (8%). Also, operational profit growth reflects the benefit of lower research and development costs (5%), offset by higher warranty costs (6%). The increase contributed by “Other” primarily reflects the absence of approximately $28 million of asset impairment charges recorded in the second quarter of 2010. These charges related primarily to the disposition of an aerospace business as part of UTC Aerospace System’s efforts to implement low cost sourcing initiatives.

Sikorsky is one of the world’s largest helicopter companies. Sikorsky manufactures military and commercial helicopters and also provides aftermarket helicopter and aircraft parts and services.

Current major production programs at Sikorsky include the UH-60M Black Hawk medium-transport helicopters and HH-60M Medevac helicopters for the U.S. and foreign governments, the S-70 Black Hawk for foreign governments, the MH-60S and MH-60R helicopters for the U.S. Navy, the International Naval Hawk for multiple naval missions, and the S-76 and S-92 helicopters for commercial operations. The UH-60M helicopter is the latest and most modern in a series of Black Hawk variants that Sikorsky has been delivering to the U.S. Army since 1978. In July 2012, the U.S. Government and Sikorsky signed a five-year multi-service contract for approximately 650 H-60 helicopters. Actual production quantities will be determined year-by-year over the life of the program based on funding allocations set by Congress and the U.S. Department of Defense acquisition priorities, as well as the level of Foreign Military Sales. Sikorsky is also developing the CH-53K next generation heavy lift helicopter for the U.S. Marine Corps and the CH-148 derivative of the H-92 helicopter, a military variant of the S-92 helicopter, for the Canadian Government. See the Aerospace Business section of Management’s Discussion and Analysis, above, for further discussion of Sikorsky’s contract with the Canadian Government.

Sikorsky’s aftermarket business includes spare parts sales, mission equipment, overhaul and repair services, maintenance contracts and logistics support programs for helicopters and other aircraft. Sales are principally made to the U.S. and foreign governments, and commercial helicopter operators. Sikorsky is increasingly engaging in logistics support programs and partnering with its government and commercial customers to manage and provide logistics, maintenance and repair services.

				Total Increase (Decrease) Year-Over-Year for:
(DOLLARS IN MILLIONS)	2012	2011	2010	2012 Compared with 2011		2011 Compared with 2010
Net Sales	$6,791	$7,355	$6,684	$(564)	(8)%	$671	10%
Cost of Sales	5,643	6,120	5,539	(477)	(8)%	581	10%
	1,148	1,235	1,145
Operating Expenses and Other	436	395	429
Operating Profits	$712	$840	$716	$(128)	(15)%	$124	17%

	Factors Contributing to Total % Increase (Decrease) Year-Over-Year in:
	2012			2011
	Net Sales	Cost of Sales	Operating Profits	Net Sales	Cost of Sales	Operating Profits
Organic / Operational	(8)%	(8)%	(7)%	10%	10%	12%
Restructuring costs	–	–	–	–	–	(5)%
Other	–	–	(8)%	–	–	10%
Total % change	(8)%	(8)%	(15)%	10%	10%	17%

2012 Compared with 2011

The organic sales decrease (8%) reflects reduced aircraft deliveries and completions from foreign military operations (6%) across various programs including four fewer CH-148 aircraft for the Canadian Government, reduced U.S. Government sales (2%) and lower volume from customer funded development programs (2%). These decreases were partially offset by increased commercial aircraft volume (2%) due primarily to increased S-92 sales, which were partially offset by lower S-76 sales as Sikorsky transitions to the new S-76D model.

The operational profit decrease (7%) is a result of lower sales to the U.S. Government (12%), higher engineering and development costs (1%) and lower profits from foreign military operations (8%) due in large part to the previously noted $157 million loss provision for the CH-148 contract with the Canadian Government, partially offset by favorable aircraft mix within the foreign military operations business. These decreases were partially offset by an increase in commercial profits (10%) due primarily to strong S-92 volume and profitability, and increased aftermarket support (5%) due primarily to increased U.S. Government spares sales, favorable contract performance and savings from restructuring initiatives. The 8% decrease in “Other” primarily reflects the absence of a gain recognized on the contribution of a business to a venture in the United Arab Emirates in 2011.

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

Eliminations and other

Eliminations and other reflects the elimination of sales, other income and operating profit transacted between segments, as well as the operating results of certain smaller businesses. We have previously reported the results of UTC Power and Clipper within eliminations and other but have reclassified the results of these businesses to discontinued operations for all periods presented. The change in sales in 2012, as compared with 2011, reflects an increase in the amount of inter-segment sales eliminations due to our acquisition of Goodrich. The change in the operating profit elimination in 2012, as compared with 2011, primarily reflects the benefit of lower insurance and legal costs and gains on corporate-held investments.

LIQUIDITY AND FINANCIAL CONDITION

(DOLLARS IN MILLIONS)	2012	2011
Cash and cash equivalents	$4,819	$5,960
Total debt	23,221	10,260
Net debt (total debt less cash and cash equivalents)	18,402	4,300
Total equity	27,069	22,820
Total capitalization (total debt plus total equity)	50,290	33,080
Net capitalization (total debt plus total equity less cash and cash equivalents)	45,471	27,120
Total debt to total capitalization	46%	31%
Net debt to net capitalization	40%	16%

We assess our liquidity in terms of our ability to generate cash to fund our operating, investing and financing activities. Our principal source of liquidity is operating cash flows from continuing operations, which, after netting out capital expenditures, we target to equal or exceed net income attributable to common shareowners from continuing operations. In addition to operating cash flows, other significant factors that affect our overall management of liquidity include: capital expenditures, customer financing requirements, investments in businesses, dividends, common stock repurchases, pension funding, access to the commercial paper markets, adequacy of available bank lines of credit, and the ability to attract long-term capital at satisfactory terms.

Improvement in the global economy remains uneven. While there continues to be a level of fiscal uncertainty in Europe and the U.S., we have seen signs of stabilization in Europe, gradual recovery in the U.S., and continued but modest strength in emerging markets. In light of these circumstances, we continue to assess our current business and closely monitor the impact on our customers and suppliers, and have determined that overall there has not been a significant impact on our financial position, results of operations or liquidity during 2012.

Our domestic pension funds, excluding the acquired Goodrich domestic pension funds, experienced a positive return on assets of approximately 14% and 7% during 2012 and 2011, respectively. Approximately 89% of these domestic pension plans are invested in readily-liquid investments, including equity, fixed income, asset-backed receivables and structured products. The balance of these domestic pension plans (11%) is invested in less-liquid but market-valued investments, including real estate and private equity. Across our global pension plans, the continued recognition of prior pension losses and the impact of a lower discount rate, partially offset by additional funding and the positive returns experienced during 2012, are expected to result in increased pension expense in 2013 of approximately $250 million as compared to 2012. As part of the Goodrich acquisition, we assumed approximately $5.2 billion of pension projected benefit obligation and $3.8 billion of plan assets.

As discussed further below, despite our increased debt levels incurred to finance the Goodrich acquisition, our strong debt ratings and financial position have historically enabled us to issue long-term debt at favorable market rates, including our issuance of $9.8 billion of long-term debt in June 2012. Our ability to obtain debt financing at comparable risk-based interest rates is partly a function of our existing debt-to-total-capitalization level as well as our current credit standing.

The purchase price of Goodrich of $127.50 per share in cash equated to a total enterprise value of $18.3 billion, including $1.9 billion in net debt assumed. To finance the cash consideration for the Goodrich acquisition and pay related fees, expenses and other amounts due and payable as a result of the acquisition, we utilized the net proceeds of approximately $9.6 billion from the $9.8 billion of long-term notes issued on June 1, 2012, the net proceeds of approximately $1.1 billion from the equity units issued on June 18, 2012, $3.2 billion from the issuance of commercial paper during July 2012 and $2.0 billion of proceeds borrowed on July 26, 2012 pursuant to our April 24, 2012 term loan credit agreement, all of which are discussed below. The $2.0 billion borrowed pursuant to our April 24, 2012 term loan credit agreement was prepaid in November and December 2012. For the remainder of the cash consideration, we utilized approximately $0.5 billion of cash and cash equivalents generated from operating activities.

On December 6, 2012, we announced that we had commenced cash tender offers for six series of outstanding notes originally issued by Goodrich and assumed by us through the acquisition. These offers expired on January 7, 2013. Holders validly tendering their notes by December 19, 2012 received consideration determined by reference to a fixed spread over the yield to maturity (or in the case of one series, yield to call) of the applicable U.S. Treasury security with the same maturity, plus an early tender payment of $30 per $1,000 principal amount of notes accepted for purchase. Holders validly tendering their notes after December 19, 2012 but prior to January 8, 2013 received consideration determined by reference to a fixed spread over the yield to maturity (or in the case of one series, yield to call) of the applicable U.S. Treasury security with the same maturity. Approximately $637 million in aggregate principal amount of the outstanding Goodrich notes were tendered under these offers, with $635 million in aggregate principal amount being eligible for the early tender premium. Total payments under these tender offers were approximately $790 million including principal, premium and interest.

In 2012, we approved plans for the divestiture of a number of non-core businesses. On December 13, 2012, we completed the sale of the legacy Hamilton Sundstrand Industrial businesses to a private limited liability company formed by affiliates of BC Partners and affiliates of The Carlyle Group for $3.4 billion. The tax expense associated with this transaction was approximately $1.2 billion. A significant portion of the tax will be included in our net tax payments for 2013. On July 23, 2012, we announced an agreement to sell our Rocketdyne unit to GenCorp Inc. for $550 million. On December 12, 2012, we announced an agreement to sell our Pratt & Whitney Power Systems unit to Mitsubishi Heavy Industries. Both transactions are expected to close in the first half of 2013. On December 22, 2012 we announced an agreement to sell our UTC Power unit to ClearEdge Power with an expected closing in the first quarter of 2013. Cash generated from these divestitures is intended to be used to repay debt incurred to finance the Goodrich acquisition.

To manage the cash flow and liquidity impacts of these actions, we suspended share repurchases in 2012 and the fourth quarter of 2011, and will significantly reduce repurchases from historical levels for 2013 and 2014. In addition, we will reduce our budgeted acquisition spending for the next few years, which for 2013 we expect to approximate $1 billion; however, actual acquisition spending may vary depending on the timing, availability and appropriate value of acquisition opportunities.

On June 1, 2012, we issued a total of $9.8 billion of long-term debt, which is comprised of $1.0 billion aggregate principal amount of 1.200% notes due 2015, $1.5 billion aggregate principal amount of 1.800% notes due 2017, $2.3 billion aggregate principal amount of 3.100% notes due 2022, $3.5 billion aggregate principal amount of 4.500% notes due 2042, $1.0 billion aggregate principal amount of three-month LIBOR plus 0.270% floating rate notes due

2013, and $0.5 billion aggregate principal amount of three-month LIBOR plus 0.500% floating rate notes due 2015. The three-month LIBOR rate as of December 31, 2012 was approximately 0.3%.

On June 18, 2012, we issued 22,000,000 equity units and received approximately $1.1 billion in net proceeds. Each equity unit has a stated amount of $50 and initially is in the form of a corporate unit consisting of (a) a freestanding stock purchase contract under which the holder will purchase from us on August 1, 2015, a number of shares of our common stock determined pursuant to the terms of the agreement and (b) a 1/20, or 5.0%, undivided beneficial ownership interest in $1,000 principal amount on our 1.55% junior subordinated notes due 2022. Holders of the equity units are entitled to receive quarterly contract adjustment payments at a rate of 5.95% per year of the stated amount of $50 per equity unit, subject to our right to defer such payments.

At December 31, 2012, we had revolving credit agreements with various banks permitting aggregate borrowings of up to $4.0 billion pursuant to a $2.0 billion revolving credit agreement and a $2.0 billion multicurrency revolving credit agreement, both of which expire in November 2016. As of December 31, 2012 and 2011, there were no borrowings under either of these revolving credit agreements. The undrawn portions of our revolving credit agreements are also available to serve as backup facilities for the issuance of commercial paper. As of December 31, 2012, our maximum commercial paper borrowing authority as set by our Board of Directors was $4 billion. We generally use our commercial paper borrowings for general corporate purposes, including the funding of potential acquisitions and repurchases of our common stock.

We continue to have access to the commercial paper markets and our existing credit facilities, and expect to continue to generate strong operating cash flows. While the impact of market volatility cannot be predicted, we believe we have sufficient operating flexibility, cash reserves and funding sources to maintain adequate amounts of liquidity and to meet our future operating cash needs.

Given our extensive international operations, most of our cash is denominated in foreign currencies. We manage our worldwide cash requirements by reviewing available funds among the many subsidiaries through which we conduct our business and the cost effectiveness with which those funds can be accessed. The repatriation of cash balances from certain of our subsidiaries could have adverse tax consequences or be subject to capital controls; however, those balances are generally available without legal restrictions to fund ordinary business operations. As discussed in Note 11, with few exceptions, U.S. income taxes have not been provided on undistributed earnings of international subsidiaries. Our intention is to reinvest these earnings permanently or to repatriate the earnings only when it is tax effective to do so.

On occasion, we are required to maintain cash deposits with certain banks with respect to contractual obligations related to acquisitions or divestitures or other legal obligations. As of

December 31, 2012 and 2011, the amount of such restricted cash was approximately $35 million and $37 million, respectively, and is included in current assets.

We believe our future operating cash flows will be sufficient to meet our future operating cash needs. Further, our ability to obtain debt or equity financing, as well as the availability under committed credit lines, provides additional potential sources of liquidity should they be required or appropriate.

Cash Flow—Operating Activities of Continuing Operations

(DOLLARS IN MILLIONS)	2012	2011
Net cash flows provided by operating activities of continuing operations	$6,605	$6,460

The increase in net cash flows provided by operating activities of continuing operations in 2012 as compared with 2011 was driven primarily by lower working capital cash requirements, and a decrease in global pension contributions of $121 million. Included in income from continuing operations in 2012 were approximately $157 million of net non-cash gains from the portfolio transformation activities at UTC Climate, Controls & Security, an approximately $218 million non-cash tax and interest benefit from the conclusion of the examination by the Internal Revenue Service (IRS) of our 2006 – 2008 tax years and an approximately $59 million non-cash tax and interest benefit from the resolution of disputes with the Appeals Division of the IRS for our 2004 – 2005 tax years. In 2012, the net decrease in working capital provided positive cash flow of $103 million, including a $157 million loss provision recorded on the CH-148 contract at Sikorsky, compared to a cash outflow of $291 million in 2011. This increase of $394 million was primarily driven by a decrease in accounts receivable due to strong collections, partially offset by an increase in inventories largely associated with anticipated volume changes at Sikorsky and Pratt & Whitney.

The funded status of our defined benefit pension plans is dependent upon many factors, including returns on invested assets and the level of market interest rates. We can contribute cash or UTC shares to our plans at our discretion, subject to applicable regulations. Total cash contributions to our global defined benefit pension plans were $430 million and $551 million during 2012 and 2011, respectively. During 2011, we also contributed $450 million in UTC common stock to our defined benefit pension plans. As of December 31, 2012, the total investment by the global defined benefit pension plans in our securities was approximately 3% of total plan assets. We expect to make contributions of approximately $200 million to our foreign defined benefit pension plans in 2013. Although our domestic defined benefit pension plans are approximately 84% funded on a projected benefit obligation basis, and we are not required to make additional contributions through the end of 2013, we may elect to make discretionary contributions in 2013. Contributions to our global defined benefit pension plans in 2013 are expected to meet or exceed the current funding requirements.

Cash Flow—Investing Activities of Continuing Operations

(DOLLARS IN MILLIONS)	2012	2011
Net cash flows used in investing activities of continuing operations	$(18,795)	$(672)

The increase in cash used in investing activities of continuing operations was primarily a result of the Goodrich acquisition, which required cash payments, net of cash acquired, of $15.8 billion, as well as payments made to Rolls-Royce, net of cash acquired, to acquire their ownership and collaboration interests in IAE and license its V2500 intellectual property to Pratt & Whitney of approximately $1.7 billion in total, reflected in acquisitions of businesses and as an increase in collaboration intangible assets. Partially offsetting these increases, concurrent with the closing of the purchase of Rolls-Royce’s interests in IAE, Pratt & Whitney entered into a collaboration arrangement with MTU with respect to a portion of the acquired collaboration interest in IAE for consideration of approximately $233 million, with additional payments due to Pratt & Whitney in the future. Investments in businesses during 2012 also included a number of additional small acquisitions in our commercial and aerospace businesses. We expect total cash investments for acquisitions in 2013 to be approximately $1 billion; however, actual acquisition spending may vary depending upon the timing, availability and appropriate value of acquisition opportunities. Capital expenditures increased $460 million primarily at Pratt & Whitney and Otis, reflecting expenditures related to investments in new programs and low-cost manufacturing facilities, as well as at UTC Aerospace Systems due to spending at legacy Goodrich businesses subsequent to acquisition.

Customer financing activities were a net use of cash of $25 million in 2012, compared to a net source of cash of $50 million in 2011. While we expect that 2013 customer financing activity will be a net use of funds, actual funding is subject to usage under existing customer financing commitments during the year. We may also arrange for third-party investors to assume a portion of our commitments. At December 31, 2012, we had commercial aerospace financing and other contractual commitments of approximately $10.9 billion, which includes approximately $5.8 billion of IAE commitments, related to commercial aircraft and certain contractual rights to provide product on new aircraft platforms, of which as much as $1.1 billion may be required to be disbursed during 2013. As discussed in Note 17, we have entered into certain collaboration arrangements, which may include participation by our collaborators in these commitments. At December 31, 2012, our collaborators’ share of these commitments was approximately $2.0 billion, which includes approximately $1.1 billion of IAE commitments, of which as much as $252 million may be required to be disbursed during 2013. Refer to Note 5 to the Consolidated Financial Statements for additional discussion of our commercial aerospace industry assets and commitments.

Cash Flow—Financing Activities of Continuing Operations

(DOLLARS IN MILLIONS)	2012	2011
Net cash flows provided by (used in) financing activities of continuing operations	$8,021	$(3,983)

The timing and levels of certain cash flow activities, such as acquisitions and repurchases of our stock, have resulted in the issuance of both long-term and short-term debt. In June 2012, we issued $9.8 billion of long-term debt and $1.1 billion of equity units, and in July 2012, we borrowed $2.0 billion from our term loan credit agreement and issued $3.2 billion of commercial paper primarily to partially finance the Goodrich acquisition and pay related fees, expenses and other amounts due and payable by UTC as a result of the acquisition. Commercial paper borrowings and revolving credit facilities provide short-term liquidity to supplement operating cash flows and are used for general corporate purposes, including the funding of potential acquisitions and repurchases of our stock. We had $320 million and $455 million of commercial paper outstanding at December 31, 2012 and 2011, respectively. In December 2011, we redeemed the entire $500 million outstanding principal amount of our 6.100% notes that would otherwise have been due May 15, 2012.

In connection with the Goodrich acquisition, we suspended share repurchases for 2012 and the fourth quarter of 2011, and will significantly reduce repurchases from historical levels for 2013 and 2014. At December 31, 2012, management had authority to repurchase approximately 7 million shares under the previously announced share repurchase program. When we repurchase shares, our share repurchases vary depending upon various factors including the level of other investing activities. Financing cash outflows for 2011 included the repurchase of 26.9 million shares of our common stock for approximately $2.2 billion under the previously announced share repurchase program.

In 2012, we paid aggregate dividends on common stock of approximately $1.8 billion, consisting of $0.48 per share in the first quarter of 2012 totaling $412 million, $0.48 per share in the second quarter of 2012 totaling $413 million, $0.535 per share in the third quarter of 2012 totaling $463 million, and $0.535 per share in the fourth quarter of 2012 totaling $464 million. During 2011, an aggregate $1.6 billion of cash dividends were paid to common stock shareowners.

We have an existing universal shelf registration statement filed with the SEC for an indeterminate amount of debt and equity securities for future issuance, subject to our internal limitations on the amount of securities to be issued under this shelf registration statement.

Cash Flow—Discontinued Operations

(DOLLARS IN MILLIONS)	2012	2011
Net cash flows provided by discontinued operations	$3,015	$73

Cash flows provided by discontinued operations primarily relate to the completed divestitures of two businesses. As discussed above, on December 13, 2012 we completed the sale of the legacy Hamilton Sundstrand Industrial businesses for $3.4 billion. The tax expense associated with this transaction was approximately $1.2 billion. A significant portion of the tax will be included in our net tax payments for 2013. Also, on August 7, 2012, we completed the disposition of Clipper to a private equity acquirer. The disposition resulted in payments totaling approximately $367 million, which included capitalization of the business prior to sale, transaction fees, and funding of operations as the acquirer took control of a business with significant net liabilities.

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

Long-Term Contract Accounting. We utilize percentage-of-completion accounting on certain of our long-term contracts. The percentage-of-completion method requires estimates of future revenues and costs over the full term of product and/or service delivery. We also utilize the completed-contract method of accounting on certain lesser value commercial contracts. Under the completed-contract method, sales and cost of sales are recognized when a contract is completed.

Losses, if any, on long-term contracts are provided for when anticipated. We recognize loss provisions on original equipment contracts to the extent that estimated inventoriable manufacturing, engineering, product warranty and product performance guarantee costs, as appropriate, exceed the projected revenue from the products contemplated under the contractual arrangement. For new commitments, we generally record loss provisions at the earlier of contract announcement or contract signing except for certain requirements contracts under which losses are recorded based upon receipt of the purchase order. For existing commitments, anticipated losses on contracts are recognized in the period in which losses become evident. Products contemplated under the contractual arrangement include products purchased under the contract and, in the large commercial engine and wheels and brakes businesses, future highly probable sales of replacement parts required by regulation that are expected to be purchased subsequently for incorporation into the original equipment. Revenue projections used in determining contract loss provisions are based upon estimates of the quantity, pricing and timing of future product deliveries. We generally recognize losses on shipment to the extent that inventoriable manufacturing costs, estimated warranty costs and product performance guarantee costs, as appropriate, exceed revenue realized. We measure the extent of progress toward completion on our long-term commercial aerospace equipment and helicopter contracts using units-of-delivery. In addition, we use the cost-to-cost method for elevator and escalator sales, installation and modernization contracts in the commercial businesses. For long-term aftermarket contracts, we recognize revenue over the contract period in proportion to the costs expected to be incurred in performing services under the contract. Contract accounting also requires estimates of future costs over the performance period of the contract as well as an estimate of award fees and other sources of revenue.

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

Income Taxes. The future tax benefit arising from net deductible temporary differences and tax carryforwards was $3.2 billion at December 31, 2012 and $4.0 billion at December 31, 2011. Management believes that our earnings during the periods when the temporary differences become deductible will be sufficient to realize the related future income tax benefits. For those jurisdictions where the expiration date of tax carryforwards or the projected operating results indicate that realization is not likely, a valuation allowance is provided.

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

In the ordinary course of business there is inherent uncertainty in quantifying our income tax positions. We assess our income tax positions and record tax benefits for all years subject to examination based upon management’s evaluation of the facts, circumstances and information available at the reporting date. For those tax positions where it is more likely than not that a tax benefit will be sustained, we have recorded the largest amount of tax benefit with a greater than 50% likelihood of being realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where it is not more likely than not that a tax benefit will be sustained, no tax benefit has been recognized in the financial statements. See Notes 1 and 11 to the Consolidated Financial Statements for further discussion.

Goodwill and Intangible Assets. Our investments in businesses in 2012 totaled $18.6 billion, including approximately $2.6 billion of debt assumed. The assets and liabilities of acquired businesses are recorded under the acquisition method of accounting at their estimated fair values at the dates of acquisition. Goodwill represents costs in excess of fair values assigned to the underlying identifiable net assets of acquired businesses. Intangible assets consist of service portfolios, patents, trademarks/tradenames, customer relationships and other intangible assets including a collaboration asset established in connection with the restructuring of IAE as discussed above and in Note 2 to the Consolidated Financial Statements. Also included within other intangible assets are commercial aerospace payments made to secure certain contractual rights to provide product on new aircraft platforms. Payments made on these contractual commitments are to be amortized as the related OEM and aftermarket units are delivered. The gross value of these contractual commitments at December 31, 2012 was approximately $2.6 billion, of which approximately $700 million has been paid to date. We record these payments as intangible assets when such payments are no longer conditional. The recoverability of these intangibles is dependent upon the future success and profitability of the underlying aircraft platforms including the associated aftermarket revenue streams.

Goodwill and intangible assets deemed to have indefinite lives are not amortized, but are subject to annual impairment testing using the guidance and criteria described in the “Intangibles—Goodwill and Other” Topic of the FASB ASC. This testing compares carrying values to fair values and, when appropriate, the carrying values of these assets is reduced to fair value. During 2012 we early adopted the FASB Accounting Standards Update (ASU) No. 2012-02, “Testing Indefinite-Lived Intangible Assets for Impairment” in connection with the performance of our annual goodwill and indefinite lived intangible assets impairment test. This ASU intends to align impairment testing guidance among long-lived asset categories. This ASU allows the assessment based on qualitative factors to determine whether it is more likely than not that an indefinite-lived intangible asset is impaired prior to determining whether it is necessary to perform the quantitative impairment test in accordance with ASC Subtopic 350-30, “Intangibles—Goodwill and Other—General Intangibles Other than Goodwill.” We completed our annual impairment testing as of July 1, 2012 and determined that no significant adjustments to the carrying value of goodwill or indefinite lived intangible assets were necessary based on the results of the impairment tests, other than those impairment charges associated with certain businesses reclassified to discontinued operations. During 2012, we recorded goodwill impairment charges of $980 million in discontinued operations in connection with the disposition of Rocketdyne, Clipper and UTC Power. The goodwill impairment charges on both Rocketdyne and Clipper result from the decision to dispose of the businesses within a relatively short period after they were acquired. Consequently, there has not been sufficient opportunity for the long-term operations to recover the value implicit in goodwill at the initial date of acquisition. The impairment charge at UTC Power resulted from the disposition of the business before the benefits of the technology investments were fully realized. Although the remaining goodwill is not currently impaired, there can be no assurances that future goodwill impairments will not occur. See Note 2 to the Consolidated Financial Statements for further discussion.

Product Performance. We extend performance and operating cost guarantees beyond our normal service and warranty policies for extended periods on some of our products, particularly commercial aircraft engines. Liability under such guarantees is based upon future product performance and durability. In addition, we incur discretionary costs to service our products in connection with product performance issues. We accrue for such costs that are probable and can be reasonably estimated. The costs associated with these product performance and operating cost guarantees require estimates over the full terms of the agreements, and require management to consider factors such as the extent of future maintenance requirements and the future cost of material and labor to perform the services. These cost estimates are largely based upon historical experience. See Note 16 to the Consolidated Financial Statements for further discussion.

Contracting with the U.S. Government. Our contracts with the U.S. Government are subject to government oversight and audit. Like many defense contractors, we have received audit reports which recommend that certain contract prices should be reduced to comply with various government regulations. Some of these audit reports have involved substantial amounts. We have made voluntary refunds in those cases we believe appropriate, have settled some allegations and continue to litigate certain cases. In addition, we accrue for liabilities associated with those government contracting matters that are probable and can be reasonably estimated. The inherent uncertainty related to the outcome of these matters can result in amounts materially different from any provisions made with respect to their resolution. See Note 18 to the Consolidated Financial Statements for further discussion. We recorded sales to the U.S. Government of $10.1 billion in 2012, $9.1 billion in 2011, and $9.1 billion in 2010.

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

In the following table, we show the sensitivity of our pension and other postretirement benefit plan liabilities and net annual periodic cost to a 25 basis point change in the discount rate as of December 31, 2012:

(DOLLARS IN MILLIONS)	Increase in Discount Rate of 25 bps	Decrease in Discount Rate of 25 bps
Pension plans
Projected benefit obligation	$(1,073)	$1,111
Net periodic pension cost	(85)	88

Other postretirement benefit plans
Accumulated postretirement benefit obligation	(20)	21
Net periodic postretirement benefit cost	1	(1)

Pension expense is also sensitive to changes in the expected long-term rate of asset return. An increase or decrease of 25 basis points in the expected long-term rate of asset return would have decreased or increased 2012 pension expense by approximately $67 million.

The weighted-average discount rate used to measure pension liabilities and costs is set by reference to UTC specific analysis using each plan’s specific cash flows and is then compared to high-quality bond indices for reasonableness. Global market interest rates have decreased in 2012 as compared with 2011 and, as a result, the weighted-average discount rate used to measure pension liabilities decreased from 4.7% in 2011 to 4.0% in 2012. In December 2009, we amended the salaried retirement plans (qualified and non-qualified) to change the retirement formula effective January 1, 2015. At that time, final average earnings (FAE) and credited service will stop under the formula applicable for hires before July 1, 2002. Employees hired after 2009 are not eligible for any defined benefit pension plan and will instead receive an enhanced benefit under the UTC Savings Plan. As of July 26, 2012 the same amendment was applied to legacy Goodrich salaried employees. The continued recognition of prior pension losses and the impact of a lower discount rate, partially offset by additional funding and the positive returns experienced during 2012, are expected to increase pension expense in 2013 by approximately $250 million as compared to 2012. See Note 12 to the Consolidated Financial Statements for further discussion.

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

As of December 31, 2012 and 2011, we had $866 million and $884 million, respectively, of inventory valuation reserves recorded. Although management believes these reserves are adequate, any abrupt changes in market conditions may require us to record additional inventory valuation reserves.

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

A summary of our consolidated contractual obligations and commitments as of December 31, 2012 is as follows:

		Payments Due by Period
(DOLLARS IN MILLIONS)	Total	2013	2014 – 2015	2016 – 2017	Thereafter
Long-term debt—principal	$22,365	$1,121	$2,773	$2,841	$15,630
Long-term debt—future interest	14,628	1,023	1,982	1,708	9,915
Operating leases	2,486	646	888	413	539
Purchase obligations	16,076	8,389	5,376	982	1,329
Other long-term liabilities	4,586	862	1,369	1,272	1,083
Total contractual obligations	$60,141	$12,041	$12,388	$7,216	$28,496

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

Other long-term liabilities primarily include those amounts on our December 31, 2012 balance sheet representing obligations under product service and warranty policies, performance and operating cost guarantees, estimated environmental remediation costs and expected contributions under employee benefit programs. The timing of expected cash flows associated with these obligations is based upon management’s estimates over the terms of these agreements and is largely based upon historical experience.

In connection with the acquisition of Goodrich, we recorded customer contractual obligations of approximately $2.0 billion relating to certain Goodrich OEM development programs where the expected costs exceed the expected revenues under contract. These liabilities will be liquidated in accordance with the underlying economic pattern of obligations, as reflected by the net cash outflows incurred on the OEM contracts. We expect these customer contractual obligations will be liquidated as follows: $283 million in 2013, $513 million in 2014 through 2015, $456 million in 2016 through 2017, and $634 million thereafter. These amounts are not included in the table above.

The above table also does not reflect unrecognized tax benefits of $1,073 million, the timing of which is uncertain, except for approximately $129 million that may become payable during 2013. Refer to Note 11 to the Consolidated Financial Statements for additional discussion on unrecognized tax benefits.

COMMERCIAL COMMITMENTS

	Amount of Commitment Expiration per Period
(DOLLARS IN MILLIONS)	Committed	2013	2014 – 2015	2016 – 2017	Thereafter
Commercial aerospace financing commitments	$3,237	$339	$1,150	$798	$950
Other commercial aerospace commitments	7,628	736	1,196	1,314	4,382
Commercial aerospace financing arrangements	346	42	118	14	172
Unconsolidated subsidiary debt guarantees	240	108	35	–	97
Performance guarantees	33	33	–	–	–
Total commercial commitments	$11,484	$1,258	$2,499	$2,126	$5,601

The table above includes IAE’s gross obligation at December 31, 2012; our proportionate share of IAE’s obligations was 61%. Refer to the Segment Review for additional discussion of our agreement with Rolls-Royce to restructure the IAE interests. Other commercial aerospace commitments include amounts related to our agreement with Embraer, which we announced on January 8, 2013, to power the next generation Embraer E-Jet family.

In exchange for the increased ownership and collaboration interests and intellectual property license, Pratt & Whitney paid Rolls-Royce $1.5 billion at closing with additional payments due to Rolls-Royce contingent upon each hour flown by the V2500-powered aircraft in service as of June 29, 2012 during the fifteen year period following closing of the purchase. These payments will be capitalized as a collaboration intangible asset and amortized in relation to the economic benefits received over the projected remaining 30 year life of the V2500 program. The flight hour payments are included in other commercial aerospace commitments in the table above. As previously reported, Pratt & Whitney entered into a collaboration arrangement with MTU with respect to a portion of the collaboration interest in IAE acquired from Rolls-Royce for consideration of approximately $233 million with additional payments due to Pratt & Whitney in the future.

Refer to Notes 5, 16, and 18 to the Consolidated Financial Statements for additional discussion on contractual and commercial commitments.

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

We have evaluated our exposure to changes in foreign currency exchange rates, interest rates and commodity prices in our market risk sensitive instruments, which are primarily cash, debt and derivative instruments, using a value at risk analysis. Based on a 95% confidence level and a one-day holding period, at December 31, 2012, the potential loss in fair value on our market risk sensitive instruments was not material in relation to our financial position, results of operations or cash flows. Our calculated value at risk exposure represents an estimate of reasonably possible net losses based on volatilities and correlations and is not necessarily indicative of actual results. Refer to Notes 1, 9 and 14 to the Consolidated Financial Statements for additional discussion of foreign currency exchange, interest rates and financial instruments.

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

Commodity Price Exposures. We are exposed to volatility in the prices of raw materials used in some of our products and from time to time we may use forward contracts in limited circumstances to manage some of those exposures. In the future, if hedges are used, gains and losses may affect earnings. There were no significant outstanding commodity hedges as of December 31, 2012.

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

We have identified 708 locations, mostly in the United States, at which we may have some liability for remediating contamination. We have resolved our liability at 261 of these locations. We do not believe that any individual location’s exposure will have a material effect on our results of operations. Sites in the investigation, remediation or operation and maintenance stage represent approximately 94% of our accrued environmental remediation reserve.

We have been identified as a potentially responsible party under the Comprehensive Environmental Response Compensation and Liability Act (CERCLA or Superfund) at 125 sites. The number of Superfund sites, in and of itself, does not represent a relevant measure of liability because the nature and extent of environmental concerns vary from site to site and our share of responsibility varies from sole responsibility to very little responsibility. In estimating our liability for remediation, we consider our likely proportionate share of the anticipated remediation expense and the ability of other potentially responsible parties to fulfill their obligations.

At December 31, 2012 and 2011, we had $847 million and $617 million reserved for environmental remediation, respectively. Cash outflows for environmental remediation were $35 million in 2012, $54 million in 2011 and $44 million in 2010. We estimate that ongoing environmental remediation expenditures in each of the next two years will not exceed approximately $70 million. The above described increase in reserves for environmental remediation as of December 31, 2012 compared to December 31, 2011 and the increase in estimated environmental expenditures in each of the next two years are primarily attributable to the Goodrich acquisition.

GOVERNMENT MATTERS

As described in “Critical Accounting Estimates—Contracting with the U.S. Government,” our contracts with the U.S. Government are subject to audits. Such audits may recommend that certain contract prices should be reduced to comply with various government regulations. We are also the subject of one or more investigations and legal proceedings initiated by the U.S. Government with respect to government contract matters.

As previously disclosed, the U.S. Department of Justice (DOJ) sued us in 1999 in the U.S. District Court for the Southern District of Ohio, claiming that Pratt & Whitney violated the civil False Claims Act and common law. This lawsuit relates to the “Fighter Engine Competition” between Pratt & Whitney’s F100 engine and General Electric’s F110 engine. The DOJ alleges that the government overpaid for F100 engines under contracts awarded by the U.S. Air Force in fiscal years

1985 through 1990 because Pratt & Whitney inflated its estimated costs for some purchased parts and withheld data that would have revealed the overstatements. At trial of this matter, completed in December 2004, the government claimed Pratt & Whitney’s liability to be $624 million. On August 1, 2008, the trial court judge held that the Air Force had not suffered any actual damages because Pratt & Whitney had made significant price concessions. However, the trial court judge found that Pratt & Whitney violated the False Claims Act due to inaccurate statements contained in its 1983 offer. In the absence of actual damages, the trial court judge awarded the DOJ the maximum civil penalty of $7.09 million, or $10,000 for each of the 709 invoices Pratt & Whitney submitted in 1989 and later under the contracts. In September 2008, both the DOJ and UTC appealed the decision to the Sixth Circuit Court of Appeals. In November 2010, the Sixth Circuit affirmed Pratt & Whitney’s liability under the False Claims Act and remanded the case to the trial court for further proceedings.

On June 18, 2012, the trial court found that Pratt & Whitney had breached other obligations imposed by common law based on the same conduct with respect to which the court previously found liability under the False Claims Act. Under the common law claims, the U.S. Air Force may seek damages for events occurring before March 3, 1989, which are not recoverable under the False Claims Act. Further proceedings at the trial court will determine the damages, if any, relating to the False Claims Act and common law claims. The government continues to seek damages of $624 million, plus interest. Pratt & Whitney continues to contend that the government suffered no actual damages. The parties have submitted briefs and await a decision from the trial court. Should the government ultimately prevail, the outcome of this matter could result in a material adverse effect on our results of operations in the period in which a liability would be recognized or cash flows for the period in which damages would be paid.

As previously disclosed, in December 2008, the Department of Defense (DOD) issued a contract claim against Sikorsky to recover overpayments the DOD alleges it has incurred since January 2003 in connection with cost accounting changes approved by the DOD and implemented by Sikorsky in 1999 and 2006. These changes relate to the calculation of material overhead rates in government contracts. The DOD claims that Sikorsky’s liability is approximately $94 million (including interest through December 31, 2012). We believe this claim is without merit and Sikorsky filed an appeal in December 2009 with the U.S. Court of Federal Claims. Trial in the matter concluded in January 2013 and we await a decision from the court. We do not believe the resolution of this matter will have a material adverse effect on our competitive position, results of operations, cash flows or financial condition.

A significant portion of our activities are subject to export control regulation by the U.S. Department of State (State Department) under the U.S. Arms Export Control Act (AECA) and International Traffic in Arms Regulations (ITAR). From time to time, we identify, investigate, remediate and voluntarily disclose to the State

Department’s Office of Defense Trade Controls Compliance (DTCC) potential violations of the AECA and ITAR. DTCC administers the State Department’s authority under the AECA and ITAR to impose civil penalties and other administrative sanctions for violations, including debarment from engaging in the export of defense articles or defense services. Most of our voluntary disclosures are resolved without the imposition of penalties or other sanctions. However, as previously disclosed, in November 2011, DTCC informed us that it considers certain of our voluntary disclosures filed since 2005 to reflect deficiencies warranting penalties and sanctions. On June 28, 2012, we entered into a Consent Agreement (CA) with DTCC to resolve a Proposed Charging Letter that references approximately 45 of our previous disclosures. The CA has a four-year term, and provides that we will: (1) pay a civil penalty of $55 million, up to $20 million of which can be suspended based on qualifying compliance investments made by us prior to or during the term of the CA; (2) appoint, subject to DTCC approval, an outside Special Compliance Official (SCO) to oversee our compliance with the CA and the AECA and ITAR; (3) continue and undertake additional remedial actions to strengthen AECA and ITAR compliance, with emphasis on human resources and organization, training, automation, and security of electronic data; and (4) sponsor two Company-wide outside compliance audits during the term of the CA.

The voluntary disclosures addressed in the CA include disclosures made in 2006 and 2007 regarding the export by Hamilton Sundstrand to P&WC of certain modifications to dual-use electronic engine control software, and the re-export by P&WC of those software modifications and subsequent P&WC-developed modifications to China during the period 2002-2004 for use in the development of the Z-10 Chinese military helicopter. As previously disclosed, the DOJ separately conducted a criminal investigation of the matters addressed in these disclosures, as well as the accuracy, adequacy, and timeliness of the disclosures. We cooperated with the DOJ’s investigation. On June 28, 2012, the U.S. Attorney for the District of Connecticut filed a three-count criminal information alleging: (1) that in 2002-2003, P&WC caused Hamilton Sundstrand to export ITAR-controlled software modifications to Canada and re-exported them to China without the required license; (2) that in 2006, P&WC, Hamilton Sundstrand and UTC made false statements in disclosures to DTCC regarding these AECA and ITAR violations; and (3) that P&WC and Hamilton Sundstrand violated a separate provision of the AECA and ITAR by failing timely to notify DTCC of the unlicensed software shipments to China. P&WC pleaded guilty to violating the AECA and the ITAR and making false statements as alleged, and was sentenced to probation and to pay fines and forfeitures totaling $6.9 million. P&WC, Hamilton Sundstrand and UTC (the UTC Entities) entered into a Deferred Prosecution Agreement (DPA) regarding the remaining offenses charged with respect to each UTC Entity. The DPA has a two-year term, and provides that the UTC Entities will: (1) pay an additional penalty of $13.8 million; (2) appoint, subject to DOJ approval, an independent monitor (who may be the same person as the SCO appointed under the CA) to oversee compliance with the DPA; (3) provide annual senior officer certifications that all known violations of the AECA and ITAR, Export Administration Regulations and sanctions regimes implemented under the International Emergency Economic Powers Act occurring after the execution date of the DPA have been reported by UTC, its subsidiaries, and its majority-owned or controlled affiliates to the appropriate official(s) of the U.S. Government; (4) cooperate with law enforcement in specified areas; and (5) implement specified compliance training initiatives.

We believe the previously disclosed potential liability recognized at March 31, 2012 of $55 million will be sufficient to discharge all amounts due under the CA and DPA.

On June 28, 2012, by reason of P&WC’s guilty plea to a criminal violation of the AECA and the ITAR, DTCC imposed a partial statutory debarment on P&WC with respect to obtaining new or renewed ITAR license privileges. The debarment does not affect existing ITAR licenses/authorities, nor does it extend to programs supporting: (1) the U.S. Government; (2) NATO allies; or (3) “major non-NATO allies” (as defined in the ITAR). P&WC may seek “transaction exception” approvals on a case-by-case basis for new or renewed ITAR licensing in other cases during the period of debarment. P&WC may apply for full reinstatement of ITAR privileges after one year. On December 20, 2012, UTC entered into an administrative agreement with the Department of the Army Suspension and Debarment Official, where Army officials determined that the UTC Entities are presently responsible and that further action is not necessary to protect the U.S. Government’s interests pursuant to the Federal Acquisition Regulation and the National Defense Appropriations Act. The agreement with the Department of the Army Suspension and Debarment Official completes the Department of Defense review of the UTC Entities’ present responsibility under the Federal Acquisition Regulation and P&WC’s eligibility to receive funds appropriated for fiscal year 2012 under the National Defense Appropriations Act.

As previously disclosed, UTC has been involved in administrative review proceedings with the German Tax Office, which concerns €203 million (approximately $270 million) of tax benefits that we have claimed related to a 1998 reorganization of the corporate structure of Otis operations in Germany. A portion of these tax benefits were disallowed by the local German Tax Office on July 5, 2012, as a result of the audit of tax years 1999 to 2000. The legal and factual issues relating to the denial of the tax benefits center on the interpretation and application of a German tax law. On August 3, 2012, the Company filed suit in the local German tax court and intends to litigate vigorously the matter to conclusion. We do not believe the resolution of this matter will have a material adverse effect on our results of operations, cash flows or financial condition.

OTHER MATTERS

Additional discussion of our environmental, U.S. Government contract matters, product performance and other contingent liabilities is included in “Critical Accounting Estimates” and Notes 1, 16 and 18 to the Consolidated Financial Statements. For additional discussion of our legal proceedings, see Item 3, “Legal Proceedings,” in our Annual Report on Form 10-K for 2012 (2012 Form 10-K).

Cautionary Note Concerning Factors That May Affect Future Results

This 2012 Annual Report to Shareowners (2012 Annual Report) contains statements which, to the extent they are not statements of historical or present fact, constitute “forward-looking statements” under the securities laws. From time to time, oral or written forward-looking statements may also be included in other materials released to the public. These forward-looking statements are intended to provide management’s current expectations or plans for our future operating and financial performance, based on assumptions currently believed to be valid. Forward-looking statements can be identified by the use of words such as “believe,” “expect,” “expectations,” “plans,” “strategy,” “prospects,” “estimate,” “project,” “target,” “anticipate,” “will,” “should,” “see,” “guidance,” “confident” and other words of similar meaning in connection with a discussion of future operating or financial performance. Forward-looking statements may include, among other things, statements relating to future sales, earnings, cash flow, results of operations, uses of cash and other measures of financial performance. All forward-looking statements involve risks, uncertainties and other factors that may cause actual results to differ materially from those expressed or implied in the forward-looking statements. For those statements we claim the protection of the safe harbor for forward-looking statements contained in the U.S. Private Securities Litigation Reform Act of 1995. Such risks, uncertainties and other factors include, without limitation:

•	the effect of economic conditions in the markets in which we operate in the U.S. and globally and any changes therein, including financial market conditions, fluctuations in commodity prices, interest rates and foreign currency exchange rates, levels of end market demand in construction and in both the commercial and defense segments of the aerospace industry, levels of air travel, financial difficulties (including bankruptcy) of commercial airlines, the impact of weather conditions and natural disasters and the financial condition of our customers and suppliers;

•	our ability to integrate the acquired Goodrich operations and to realize synergies and opportunities for growth and innovation;

•	our ability to realize the intended benefits of recently announced organizational changes;

•	future levels of indebtedness and capital spending and research and development spending;

•	future availability of credit and factors that may affect such availability, including credit market conditions and our capital structure;

•	delays and disruption in delivery of materials and services from suppliers;

•	new business opportunities;
•	cost reduction efforts and restructuring costs and savings and other consequences thereof;

•	the scope, nature or impact of other acquisition and divestiture activity, including integration of acquired businesses into our existing businesses;

•	the development, production, delivery, support, performance and anticipated benefits of advanced technologies and new products and services;

•	the anticipated benefits of diversification and balance of operations across product lines, regions and industries;

•	the impact of the negotiation of collective bargaining agreements and labor disputes;

•	the outcome of legal proceedings and other contingencies;

•	future repurchases of our common stock;

•	pension plan assumptions and future contributions; and

•	the effect of changes in tax, environmental and other laws and regulations or political conditions in the United States and other countries in which we operate.

In addition, our Annual Report on Form 10-K for 2012 includes important information as to risks, uncertainties and other factors that may cause actual results to differ materially from those expressed or implied in the forward-looking statements. See the “Notes to Consolidated Financial Statements” under the heading “Contingent Liabilities,” the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” under the headings “Business Overview,” “Critical Accounting Estimates,” “Results of Operations,” and “Liquidity and Financial Condition,” and the section titled “Risk Factors.” Our Annual Report on Form 10-K for 2012 also includes important information as to these factors in the “Business” section under the headings “General,” “Description of Business by Segment” and “Other Matters Relating to Our Business as a Whole,” and in the “Legal Proceedings” section. Additional important information as to these factors is included in this 2012 Annual Report in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” under the headings “Environmental Matters” and “Restructuring Costs.” The forward-looking statements speak only as of the date of this report or, in the case of any document incorporated by reference, the date of that document. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. Additional information as to factors that may cause actual results to differ materially from those expressed or implied in the forward-looking statements are disclosed from time to time in our other filings with the SEC.

Management’s Report on Internal Control

over Financial Reporting

The management of UTC is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with accounting principles generally accepted in the United States of America. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Management has assessed the effectiveness of UTC’s internal control over financial reporting as of December 31, 2012. In making its assessment, management has utilized the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in its Internal Control—Integrated Framework, released in 1992. Management concluded that based on its assessment, UTC’s internal control over financial reporting was effective as of December 31, 2012. The effectiveness of UTC’s internal control over financial reporting, as of December 31, 2012, has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which is included herein.

/s/ Louis R. Chênevert

Louis R. Chênevert

Chairman & Chief Executive Officer

/s/ Gregory J. Hayes

Gregory J. Hayes

Senior Vice President and Chief Financial Officer

/s/ Peter F. Longo

Peter F. Longo

Vice President, Controller

Report of Independent Registered Public Accounting Firm

TO THE BOARD OF DIRECTORS AND SHAREOWNERS OF UNITED TECHNOLOGIES CORPORATION:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of comprehensive income, of cash flows and of changes in equity present fairly, in all material respects, the financial position of United Technologies Corporation and its subsidiaries at December 31, 2012 and December 31, 2011, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2012 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Corporation’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express opinions on these financial statements and on the Corporation’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

/s/ PricewaterhouseCoopers LLP

Hartford, Connecticut

February 7, 2013

Consolidated Statement of Operations

(DOLLARS IN MILLIONS, EXCEPT PER SHARE AMOUNTS; SHARES IN MILLIONS)	2012	2011	2010

Net Sales:
Product sales	$40,729	$38,882	$36,615
Service sales	16,979	16,872	15,660
	57,708	55,754	52,275
Costs and Expenses:
Cost of products sold	31,094	29,252	27,513
Cost of services sold	11,059	11,117	10,441
Research and development	2,371	1,951	1,656
Selling, general and administrative	6,452	6,161	5,798
	50,976	48,481	45,408
Other income, net	952	573	31
Operating profit	7,684	7,846	6,898
Interest expense, net	773	496	650
Income from continuing operations before income taxes	6,911	7,350	6,248
Income tax expense	1,711	2,134	1,725
Net income from continuing operations	5,200	5,216	4,523
Discontinued operations (Note 3):
Income from operations	171	255	290
Gain on disposal	861	–	–
Income tax expense	(742)	(97)	(102)
Net income from discontinued operations	290	158	188
Net income	5,490	5,374	4,711
Less: Non-controlling interest in subsidiaries’ earnings	360	395	338
Net income attributable to common shareowners	$5,130	$4,979	$4,373

Net income attributable to common shareowners:
Net income from continuing operations	$4,847	$4,831	$4,195
Net income from discontinued operations	$283	$148	$178

Earnings Per Share of Common Stock—Basic:
Net income from continuing operations	$5.41	$5.41	$4.62
Net income attributable to common shareowners	$5.73	$5.58	$4.82

Earnings Per Share of Common Stock—Diluted:
Net income from continuing operations	$5.35	$5.33	$4.55
Net income attributable to common shareowners	$5.66	$5.49	$4.74

Dividends Per Share of Common Stock	$2.030	$1.865	$1.700

Weighted average number of shares outstanding:
Basic shares	895.2	892.3	907.9
Diluted shares	906.6	906.8	922.7

See accompanying Notes to Consolidated Financial Statements

Consolidated Statement of Comprehensive Income

(DOLLARS IN MILLIONS)	2012	2011	2010

Net income	$5,490	$5,374	$4,711
Other comprehensive income (loss), net of tax (expense) benefit:
Foreign currency translation adjustments
Foreign currency translation adjustments arising during period	556	(278)	(39)
Less: reclassification adjustments for (gain) loss on sale of an investment in a foreign entity recognized in net income	(100)	115	21
	456	(163)	(18)
Change in pension and post-retirement benefit plans
Net actuarial loss arising during period	(1,542)	(2,692)	(701)
Prior service credit (cost) arising during period	211	(21)	(121)
Other	(3)	(9)	(3)
Less: amortization of actuarial loss, prior service cost and transition obligation	689	441	265
	(645)	(2,281)	(560)
Tax benefit	205	796	224
	(440)	(1,485)	(336)
Unrealized (loss) gain on available-for-sale securities
Unrealized holding gain arising during period	91	78	149
Less: reclassification adjustments for (gain) loss included in net income	(123)	(27)	8
	(32)	51	157
Tax benefit (expense)	13	(21)	(61)
	(19)	30	96
Change in unrealized cash flow hedging
Unrealized cash flow hedging gain (loss) arising during period	88	(46)	72
Less: gain reclassified into Product sales	(31)	(96)	(119)
	57	(142)	(47)
Tax (expense) benefit	(4)	36	18
	53	(106)	(29)
Other comprehensive income (loss), net of tax (expense) benefit	50	(1,724)	(287)
Comprehensive income	5,540	3,650	4,424
Less: comprehensive income attributable to noncontrolling interest	(368)	(392)	(333)
Comprehensive income attributable to common shareowners	$5,172	$3,258	$4,091

See accompanying Notes to Consolidated Financial Statements

Consolidated Balance Sheet

(DOLLARS IN MILLIONS, EXCEPT PER SHARE AMOUNTS; SHARES IN THOUSANDS)	2012	2011

Assets
Cash and cash equivalents	$4,819	$5,960
Accounts receivable (net of allowance for doubtful accounts of $443 and $394)	11,099	9,546
Inventories and contracts in progress, net	9,537	7,797
Future income tax benefits, current	1,611	1,662
Assets held for sale	1,071	–
Other assets, current	1,473	793
Total Current Assets	29,610	25,758
Customer financing assets	1,150	1,035
Future income tax benefits	1,599	2,387
Fixed assets, net	8,518	6,201
Goodwill	27,801	17,943
Intangible assets, net	15,189	3,918
Other assets	5,542	4,210
Total Assets	$89,409	$61,452

Liabilities and Equity
Short-term borrowings	$503	$630
Accounts payable	6,431	5,570
Accrued liabilities	15,310	12,287
Liabilities held for sale	421	–
Long-term debt currently due	1,121	129
Total Current Liabilities	23,786	18,616
Long-term debt	21,597	9,501
Future pension and postretirement benefit obligations	7,520	5,007
Other long-term liabilities	9,199	5,150
Total Liabilities	62,102	38,274
Commitments and contingent liabilities (Notes 5 and 18)
Redeemable non-controlling interest	238	358
Shareowners’ Equity:
Capital Stock:
Preferred Stock, $1 par value; 250,000 shares authorized; None issued or outstanding	–	–
Common Stock, $1 par value; 4,000,000 shares authorized; 1,407,780 and 1,400,212 shares issued	13,976	13,445
Treasury Stock—488,931 and 492,990 common shares at average cost	(19,251)	(19,410)
Retained earnings	36,776	33,487
Unearned ESOP shares	(139)	(152)
Total Accumulated other comprehensive loss	(5,448)	(5,490)
Total Shareowners’ Equity	25,914	21,880
Non-controlling interest	1,155	940
Total Equity	27,069	22,820
Total Liabilities and Equity	$89,409	$61,452

See accompanying Notes to Consolidated Financial Statements

Consolidated Statement of Cash Flows

(DOLLARS IN MILLIONS)	2012	2011	2010
Operating Activities of Continuing Operations:
Net income attributable to common shareowners	$5,130	$4,979	$4,373
Non-controlling interest in subsidiaries’ earnings	360	395	338
Net income	5,490	5,374	4,711
Less: Net income from discontinued operations	290	158	188
Income from continuing operations	5,200	5,216	4,523
Adjustments to reconcile income from continuing operations to net cash flows provided by operating activities of continuing operations:
Depreciation and amortization	1,524	1,263	1,300
Deferred income tax provision	120	334	425
Stock compensation cost	210	221	148
Change in:
Accounts receivable	(165)	(697)	(313)
Inventories and contracts in progress	(539)	(330)	(259)
Other current assets	(4)	(24)	(20)
Accounts payable and accrued liabilities	811	760	1,168
Global pension contributions	(430)	(551)	(1,299)
Other operating activities, net	(122)	268	47
Net cash flows provided by operating activities of continuing operations	6,605	6,460	5,720
Investing Activities of Continuing Operations:
Capital expenditures	(1,389)	(929)	(838)
Increase in customer financing assets	(100)	(42)	(219)
Decrease in customer financing assets	75	92	162
Investments in businesses	(16,026)	(357)	(2,742)
Dispositions of businesses	425	494	205
Increase in collaboration intangible assets	(1,543)	–	–
Other investing activities, net	(237)	70	282
Net cash flows used in investing activities of continuing operations	(18,795)	(672)	(3,150)
Financing Activities of Continuing Operations:
Issuance of long-term debt	10,899	59	2,362
Repayment of long-term debt	(842)	(616)	(1,751)
(Decrease) increase in short-term borrowings, net	(214)	562	(141)
Common Stock issued under employee stock plans	522	226	386
Dividends paid on Common Stock	(1,752)	(1,602)	(1,482)
Repurchase of Common Stock	–	(2,175)	(2,200)
Other financing activities, net	(592)	(437)	(314)
Net cash flows provided by (used in) financing activities of continuing operations	8,021	(3,983)	(3,140)
Discontinued Operations:
Net cash provided by operating activities	41	130	186
Net cash provided by (used in) investing activities	2,974	(35)	(37)
Net cash used in financing activities	–	(22)	(13)
Net cash flows provided by discontinued operations	3,015	73	136
Effect of foreign exchange rate changes on cash and cash equivalents	30	(1)	68
Net (decrease) increase in cash and cash equivalents	(1,124)	1,877	(366)
Cash and cash equivalents, beginning of year	5,960	4,083	4,449
Cash and cash equivalents, end of year	4,836	5,960	4,083
Less: Cash and cash equivalents of businesses held for sale	17	–	–
Cash and cash equivalents of continuing operations, end of year	$4,819	$5,960	$4,083

Supplemental Disclosure of Cash Flow Information:
Interest paid, net of amounts capitalized	$725	$642	$753
Income taxes paid, net of refunds	$1,772	$1,432	$1,222
Non-cash investing and financing activities include:
Contributions of UTC Common Stock to domestic defined benefit pension plans	$–	$450	$250

See accompanying Notes to Consolidated Financial Statements

Consolidated Statement of Changes In Equity

(DOLLARS IN MILLIONS)	Common Stock
Balance at December 31, 2009	$11,746

Comprehensive income (loss):
Net income
Redeemable non-controlling interest in subsidiaries’ earnings
Other comprehensive income (loss), net of tax
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

Comprehensive income (loss):
Net income
Redeemable non-controlling interest in subsidiaries’ earnings
Other comprehensive income (loss), net of tax
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

Comprehensive income (loss):
Net income
Redeemable non-controlling interest in subsidiaries’ earnings
Other comprehensive income (loss), net of tax
Common Stock issued under employee plans (8.0 million shares), net of tax benefit of $67	643
Treasury Stock reissued under employee plans (3.6 million shares)	138
Equity Units issuance	(216)
Dividends on Common Stock
Dividends on ESOP Common Stock
Dividends attributable to non-controlling interest
Redeemable non-controlling interest accretion
Purchase of subsidiary shares from non-controlling interest	(34)
Sale of subsidiary shares in non-controlling interest
Other changes in non-controlling interest
Redeemable non-controlling interest reclassification to non-controlling interest
Balance at December 31, 2012	$13,976

See accompanying Notes to Consolidated Financial Statements

Shareowners’ Equity
Treasury Stock	Retained Earnings	Unearned ESOP Shares	Accumulated Other Comprehensive Income (Loss)	Non-controlling Interest	Total Equity	Redeemable Non-controlling Interest
$(15,408)	$27,396	$(181)	$(3,487)	$933	$20,999	$389

	4,373			338	4,711
				(24)	(24)	24
			(282)		(282)	(5)
7	(43)	15			725
133					250
(2,200)					(2,200)
	(1,482)				(1,482)
	(62)				(62)
				(338)	(338)	(19)
	9				9	(9)
				(12)	(24)	(65)
				38	38
				12	12	2
$(17,468)	$30,191	$(166)	$(3,769)	$947	$22,332	$317

	4,979			395	5,374
				(25)	(25)	25
			(1,721)	(6)	(1,727)	3
10	(9)	14			687
223					450
(2,175)					(2,175)
	(1,602)				(1,602)
	(63)				(63)
				(363)	(363)	(15)
	(9)				(9)	9
				(19)	(73)	(2)
				23	26
				(12)	(12)	21
$(19,410)	$33,487	$(152)	$(5,490)	$940	$22,820	$358

	5,130			360	5,490
				(24)	(24)	24
			42	2	44	6
18	(20)	13			654
141					279
					(216)
	(1,752)				(1,752)
	(67)				(67)
				(337)	(337)	(18)
	(2)				(2)	2
				(4)	(38)	(34)
				52	52
				66	66
				100	100	(100)
$(19,251)	$36,776	$(139)	$(5,448)	$1,155	$27,069	$238

Notes to Consolidated Financial Statements

NOTE 1: SUMMARY OF ACCOUNTING PRINCIPLES

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could differ from those estimates. Certain reclassifications have been made to the prior year amounts to conform to the current year presentation. On September 28, 2011, we announced a new organizational structure that allows us to better serve customers through greater integration across product lines. Effective January 1, 2012, we formed the UTC Climate, Controls & Security segment which combines the former Carrier and UTC Fire & Security segments. On July 26, 2012 we acquired Goodrich Corporation (Goodrich). As a result of the acquisition, Goodrich became a wholly-owned subsidiary of UTC. The acquired Goodrich business and legacy Hamilton Sundstrand business have been combined to form a new segment named UTC Aerospace Systems. This segment and our Pratt & Whitney segment are separately reportable segments, although they are both included within the newly formed UTC Propulsion & Aerospace Systems organizational structure. In 2012, UTC’s Board of Directors approved plans for the divestiture of a number of non-core businesses to help fund the Goodrich acquisition. The results of operations, including any realized gains and realized or expected losses on disposition and the related cash flows, which result from these non-core businesses have been reclassified to Discontinued Operations in our Consolidated Statement of Operations and Consolidated Statement of Cash Flows for all periods presented. See Note 3 for further discussion.

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

On occasion, we are required to maintain cash deposits with certain banks with respect to contractual obligations related to acquisitions or divestitures or other legal obligations. As of December 31, 2012 and 2011, the amount of such restricted cash was approximately $35 million and $37 million, respectively and is included in Other assets, current.

Accounts Receivable. Current and long-term accounts receivable include retainage of $172 million and $154 million and unbilled receivables of $1,363 million and $1,060 million as of December 31, 2012 and 2011, respectively.

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

Inventories and Contracts in Progress. Inventories and contracts in progress are stated at the lower of cost or estimated realizable value and are primarily based on first-in, first-out (FIFO) or average cost methods; however, certain UTC Aerospace Systems and UTC Climate, Controls & Security entities use the last-in, first-out (LIFO) method. If inventories that were valued using the LIFO method had been valued under the FIFO method, they would have been higher by $139 million and $144 million at December 31, 2012 and 2011, respectively.

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

Goodwill and Intangible Assets. Goodwill represents costs in excess of fair values assigned to the underlying net assets of acquired businesses. Goodwill and intangible assets deemed to have indefinite lives are not amortized. Goodwill and indefinite-lived intangible assets are subject to annual impairment testing using the guidance and criteria described in the FASB ASC Topic “Intangibles—Goodwill and Other.” This testing compares carrying values to fair values and, when appropriate, the carrying value of these assets is reduced to fair value. During 2012 we early-adopted the FASB Accounting Standards Update (ASU) No. 2012-02, “Testing Indefinite-Lived Intangible Assets for Impairment” in connection with the performance of our annual goodwill and indefinite-lived intangible assets impairment test. This ASU intends to align impairment testing guidance among indefinite-lived asset categories. This ASU allows an assessment based on qualitative factors to determine whether it is more likely than not that an indefinite-lived intangible asset is impaired prior to determining whether it is necessary to perform the quantitative impairment test in accordance with FASB ASC Subtopic 350-30, “Intangibles—Goodwill and Other—General Intangibles Other than Goodwill.” During 2012, we recorded pre-tax goodwill impairment charges of approximately $360 million and $590 million related to Pratt & Whitney Rocketdyne (Rocketdyne) and Clipper Windpower (Clipper), respectively. The goodwill impairment charges result from the decision to dispose of both Rocketdyne and Clipper within a relatively short period after acquiring the businesses.

Consequently, there has not been sufficient opportunity for the long-term operations to recover the value implicit in goodwill at the initial date of acquisition. During 2011 and 2010, we did not record any significant impairments to the carrying value of goodwill or indefinite-lived intangible assets.

Intangible assets consist of service portfolios, patents, trademarks/tradenames, customer relationships and other intangible assets including a collaboration asset established in connection with the restructuring of IAE International Aero Engines AG (IAE) as discussed further in Note 2. Also included within other intangible assets are commercial aerospace payments made to secure certain contractual rights to provide product on new aircraft platforms. Payments made on these contractual commitments are to be amortized as the related OEM and Aftermarket units are delivered.

Useful lives of finite-lived intangible assets are estimated based upon the nature of the intangible asset and the industry in which the intangible asset is used. These intangible assets are amortized based on the pattern in which the economic benefits of the intangible assets are consumed. For both our commercial aerospace collaboration assets and exclusivity arrangements, the pattern of economic benefit generally results in lower amortization during the development period with increasing amortization as programs enter full rate production and aftermarket cycles. If a pattern of economic benefit cannot be reliably determined, a straight-line amortization method is used. The range of estimated useful lives is as follows:

Collaboration asset	30 years
Customer relationships and related programs	2 to 32 years
Purchased service contracts	5 to 30 years
Patents & trademarks	3 to 40 years
Exclusivity assets	3 to 25 years

Other Long-Lived Assets. We evaluate the potential impairment of other long-lived assets when appropriate. If the carrying value of other long-lived assets exceeds the sum of the undiscounted expected future cash flows, the carrying value is written down to fair value. During the years ended December 31, 2012 and 2011, we had certain non-recurring fair value measurements resulting in impairment charges of $168 million and $66 million, respectively. See Note 14. Additionally, in 2012 we recorded pre-tax net asset impairment charges of approximately $179 million related to UTC Power in discontinued operations. The impairment charge at UTC Power results from the disposition of the business before the benefits of technology investments were fully realized.

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

Losses, if any, on long-term contracts are provided for when anticipated. Loss provisions on original equipment contracts are recognized to the extent that estimated inventoriable manufacturing, engineering, product warranty and product performance guarantee costs, as appropriate, exceed the projected revenue from the products contemplated under the contractual arrangement. For new commitments, we generally record loss provisions at the earlier of contract announcement or contract signing except for certain requirements contracts under which losses are recorded upon receipt of the purchase order. For existing commitments, anticipated losses on contracts are recognized in the period in which losses become evident. Products contemplated under contractual arrangement include products purchased under contract and, in the large commercial engine and wheels and brakes businesses, future highly probable sales of replacement parts required by regulation that are expected to be purchased subsequently for incorporation into the original equipment. Revenue projections used in determining contract loss provisions are based upon estimates of the quantity, pricing and timing of future product deliveries. Losses are generally recognized on shipment to the extent that inventoriable manufacturing costs, estimated warranty costs and product performance guarantee costs, as appropriate, exceed revenue realized. Contract accounting requires estimates of future costs over the performance period of the contract as well as estimates of award fees and other sources of revenue. These estimates are subject to change and result in adjustments to margins on contracts in progress. The extent of progress toward completion on our long-term commercial aerospace equipment and helicopter contracts is measured using units of delivery. In addition, we use the cost-to-cost method for elevator and escalator sales, installation and modernization contracts in the commercial businesses. For long-term aftermarket contracts, revenue is recognized over the contract period in proportion to the costs expected to be incurred in performing services under the contract. We review our cost esti-

mates on significant contracts on a quarterly basis, and for others, no less frequently than annually or when circumstances change and warrant a modification to a previous estimate. We record changes in contract estimates using the cumulative catch-up method in accordance with the Revenue Recognition Topic of the FASB ASC. In 2012, we recorded a $157 million charge on the CH-148 Canadian Maritime Helicopter program resulting from ongoing program delays.

Service sales, representing aftermarket repair and maintenance activities, are recognized over the contractual period or as services are performed. In the commercial businesses, revenue is generally recognized on a straight-line basis. In the aerospace businesses, revenue is generally recognized in proportion to cost.

Sales generated from engine programs, spare parts sales, and aftermarket business under collaboration arrangements are recorded as earned in our financial statements. Amounts attributable to our collaborators for their share of revenues are recorded as an expense in our financial statements based upon the terms and nature of the arrangement. Costs associated with engine programs under collaborative arrangements are expensed as incurred. Under these arrangements, collaborators contribute their program share of engine parts, incur their own production costs and make certain payments to Pratt & Whitney for shared or joint program costs. The reimbursement of a collaborator’s share of program costs is recorded as a reduction of the related expense item at that time.

UTC Climate, Controls & Security customarily offers its customers incentives to purchase products to ensure an adequate supply of its products in the distribution channels. The principal incentive program provides reimbursements to distributors for offering promotional pricing for our products. We account for incentive payments made as a reduction in sales.

Research and Development. Research and development costs not specifically covered by contracts and those related to the company sponsored share of research and development activity in connection with cost-sharing arrangements are charged to expense as incurred. Government research and development support, not associated with specific contracts, is recorded as a reduction to research and development expense in the period earned. Repayment, if any, is in the form of future royalties and is conditioned upon the achievement of certain financial targets including specific aircraft engine sales, total aircraft engine sales volume and total year-over-year sales growth of the entity receiving the government funding. Given the conditional and uncertain nature of any repayment obligations, royalty expense is typically recorded only upon engine shipment or is otherwise accrued monthly based upon the forecasted impact for the current year. The cumulative funding received under existing relationships has been approximately $2.0 billion of which approximately $450 million has been repaid to date in the form of royalties.

Research and development costs incurred under contracts with customers are included as a contract cost and reported as a component of cost of products sold when revenue from such contracts is recognized. Research and development costs in excess of contractual consideration is expensed as incurred.

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

Additional information pertaining to foreign currency forward contracts is included in Note 14.

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

Asset Retirement Obligations. We record the fair value of legal obligations associated with the retirement of tangible long-lived assets in the period in which it is determined to exist, if a reasonable estimate of fair value can be made. Upon initial recognition of a liability, we capitalize the cost of the asset retirement obligation by increasing the carrying amount of the related long-lived asset. Over time, the liability is increased for changes in its present value and the capitalized cost is depreciated over the useful life of the related asset. We have determined that conditional legal obligations exist for certain of our worldwide owned and leased facilities related primarily to building materials. As of December 31, 2012 and 2011, the outstanding liability for asset retirement obligations was $174 million and $164 million, respectively.

Pension and Postretirement Obligations. Guidance under the FASB ASC Topic Compensation—Retirement Benefits requires balance sheet recognition of the overfunded or underfunded status of pension and postretirement benefit plans. Under this guidance, actuarial gains and losses, prior service costs or credits, and any remaining transition assets or obligations that have not been recognized under previous accounting standards must be recognized in other comprehensive income, net of tax effects, until they are amortized as a component of net periodic benefit cost.

NOTE 2: BUSINESS ACQUISITIONS, DISPOSITIONS, GOODWILL AND INTANGIBLE ASSETS

Business Acquisitions and Dispositions. Our investments in businesses in 2012, 2011 and 2010 totaled $18.6 billion (including debt assumed of $2.6 billion), $372 million (including debt assumed of $15 million) and $2.8 billion (including debt assumed of $39 million), respectively.

On July 26, 2012, we completed the acquisition of Goodrich, a global supplier of systems and services to the aerospace and defense industry with 2011 sales of $8.1 billion. Goodrich products include aircraft nacelles and interior, actuation, landing and electronic systems. Under the terms of the agreement, Goodrich shareholders received $127.50 in cash for each share of Goodrich common stock they owned on July 26, 2012. This equated to a total enterprise value of $18.3 billion, including $1.9 billion in net debt assumed. The acquired Goodrich businesses were combined with the legacy Hamilton Sundstrand businesses to form the new UTC Aerospace Systems segment. The Goodrich acquisition and the formation of UTC Aerospace Systems provide increased scale, financial strength and complementary product offerings, allowing us to significantly strengthen our position in the aerospace and defense industry, create aftermarket efficiencies for our customers, accelerate our ability to drive innovation within the aerospace industry, and enhance our ability to support our customers with more integrated systems. This acquisition, coupled with our acquisition of an additional interest in IAE, as discussed below, further advances UTC’s strategy of focusing on our core businesses.

To finance the cash consideration for the Goodrich acquisition and pay related fees, expenses and other amounts due and payable, we utilized the previously disclosed net proceeds of approximately $9.6 billion from the $9.8 billion of long-term notes issued on June 1, 2012, the net proceeds of approximately $1.1 billion from the equity units issued on June 18, 2012, $3.2 billion from the issuance of commercial paper during July 2012, and $2.0 billion of proceeds borrowed under our April 24, 2012 term loan credit agreement. For the remainder of the cash consideration, we utilized approximately $0.5 billion of cash and cash equivalents generated from operating activities.

Preliminary Allocation of Consideration Transferred to Net Assets Acquired:

The following amounts represent the preliminary determination of the fair value of identifiable assets acquired and liabilities assumed from the Goodrich acquisition. The final determination of the fair value of certain assets and liabilities will be completed within the one year measurement period from the date of acquisition as required by the FASB ASC Topic 805, “Business Combinations”. The size and breadth of the Goodrich acquisition will necessitate the use of this measurement period to adequately analyze and assess a number of the factors used in establishing the asset and liability fair values as of the acquisition date including the significant contractual and operational factors underlying the customer relationship intangible asset; the final negotiated sales values for businesses that are required to be sold as part of the regulatory approval of the Goodrich acquisition; the assumptions underpinning certain reserves such as those for environmental obligations, and the related tax impacts of any changes made. Any potential adjustments made could be material in relation to the preliminary values presented below:

(DOLLARS IN MILLIONS)
Cash and cash equivalents	$538
Accounts receivable, net	1,182
Inventories and contracts in progress, net	1,729
Future income tax benefits, current	280
Other assets, current	574
Fixed assets	2,342
Intangible assets:
Customer relationships and related program assets	8,550
Trademarks	1,550
Other assets	1,831
Short-term borrowings	(83)
Accounts payable	(443)
Accrued liabilities	(2,242)
Long-term debt	(2,961)
Future pension and postretirement benefit obligations	(1,745)
Other long-term liabilities:
Customer contractual obligations	(2,050)
Other long-term liabilities	(3,758)
Non-controlling interests	(41)
Total identifiable net assets	5,253
Goodwill	11,167
Total consideration transferred	$16,420

In order to allocate the consideration transferred for Goodrich, the fair values of all identifiable assets and liabilities needed to be established. For accounting and financial reporting purposes, fair value is defined under FASB ASC Topic 820, “Fair Value Measurements and Disclosures” as the price that would be received upon sale of an asset or the amount paid to transfer a liability in an orderly transaction between market participants at the measure-

ment date. Market participants are assumed to be buyers and sellers in the principal (most advantageous) market for the asset or liability. Additionally, fair value measurements for an asset assume the highest and best use of that asset by market participants. Use of different estimates and judgments could yield different results.

In determining the fair value of identifiable assets acquired and liabilities assumed, a review was conducted for any significant contingent assets or liabilities existing as of the acquisition date. The preliminary assessment did not note any significant contingencies related to existing legal or government action. Based upon our existing practices and phase II environmental assessments done on a number of Goodrich sites, we determined that environmental liability obligations of $232 million were assumed in connection with the acquisition.

The fair values of the customer relationship and related program intangible assets, which include the related aerospace program OEM and aftermarket cash flows, were determined by using an “income approach” which is the most common valuation approach utilized. Under this approach, the net earnings attributable to the asset or liability being measured are isolated using the discounted projected net cash flows. These projected cash flows are isolated from the projected cash flows of the combined asset group over the remaining economic life of the intangible asset or liability being measured. Both the amount and the duration of the cash flows are considered from a market participant perspective. Our estimates of market participant net cash flows considered historical and projected pricing, remaining developmental effort, operational performance including company specific synergies, aftermarket retention, product life cycles, material and labor pricing, and other relevant customer, contractual and market factors. Where appropriate, the net cash flows are probability-adjusted to reflect the uncertainties associated with the underlying assumptions, as well as the risk profile of the net cash flows utilized in the valuation. The probability-adjusted future cash flows are then discounted to present value using an appropriate discount rate. The customer relationship and related program intangible assets are being amortized on a straight-line basis (which approximates the economic pattern of benefits) over the estimated economic life of the underlying programs of 10 to 25 years.

We also identified customer contractual obligations on certain original equipment manufacturing (OEM) development programs where the expected costs exceed the expected revenue under contract. We measured these liabilities under the measurement provisions of FASB ASC Topic 820, “Fair Value Measurements and Disclosures”, which is based on the price to transfer the obligation to a market participant at the measurement date, assuming that the liability will remain outstanding in the marketplace. Based on the estimated net cash outflows of the OEM developmental programs plus a reasonable contracting profit margin required to transfer the contracts to market participants, we recorded assumed liabilities of approximately $2 billion. These liabilities will be liquidated in accordance with the underlying economic pattern of obligations, as reflected by the net cash outflows incurred on the OEM contracts. Total consumption of the contractual obligation for the next five years is expected to be as follows: $283 million in 2013, $292 million in 2014, $221 million in 2015, $236 million in 2016, and $220 million in 2017.

Goodrich had not recorded an income tax liability on the unremitted earnings of its non-U.S. subsidiaries, which were approximately $853 million as of December 31, 2011. In connection with the Goodrich acquisition, UTC has made a determination to repatriate certain of these unremitted earnings, making such amounts subject to both U.S. and non-U.S. income taxes. Accordingly, an income tax liability of $219 million was recorded in purchase accounting for the unremitted earnings no longer considered permanently reinvested.

In accordance with conditions imposed for regulatory approval the Goodrich acquisition, UTC must dispose of the electric power systems and pumps and engine controls businesses of Goodrich. These businesses have been held separate from UTC’s and Goodrich’s ongoing businesses pursuant to regulatory obligations. On October 16, 2012, we announced an agreement to sell the electric power systems business for $400 million to Safran S.A., and on January 18, 2013, we announced an agreement to sell the pumps and engine controls business to Triumph Group, Inc. The closings of both sales are expected by the end of the first quarter of 2013 and are subject to regulatory approvals and other customary closing conditions.

Pre-Existing Relationships:

Our Pratt & Whitney division entered into a preferred supplier contract in 2010 with Goodrich for the development and subsequent production of nacelles for the PW1500G (Bombardier C Series) and PW1200G (Mitsubishi Regional Jet). That preferred supplier contract replaced previous contracts and preliminary Memorandum of Understandings entered into in 2006 and 2008. Under the 2010 agreement, Pratt & Whitney agreed to fund Goodrich’s non-recurring development effort and established a recurring price for the production nacelles. Prior to the date of the Goodrich acquisition, Pratt & Whitney and Goodrich had asserted claims against each other in a contractual dispute and would have ultimately arbitrated the matter were it not for the acquisition. In accordance with FASB ASC Topic 805, “Business Combinations”, pre-existing relationships must be effectively settled at acquisition as the relationships become intercompany relationships upon acquisition and are eliminated in the post-combination financial statements. Any resulting settlement gains or losses should be measured at fair value and recorded on the acquisition date. Accordingly, a $46 million gain was recorded in other income by Pratt & Whitney in 2012 based upon a third party determination of the probability-weighted outcome had the matter gone to arbitration.

Acquisition-Related Costs:

Acquisition-related costs have been expensed as incurred. In 2012 and 2011, approximately $95 million and $84 million, respectively, of transaction costs (including integration costs) have been incurred in addition to approximately $67 million of restructuring costs, including exit costs in connection with the acquisition (see additional discussion in Note 13). In connection with the financing of the Goodrich acquisition, approximately $199 million in interest costs have been recorded in 2012.

Under Goodrich’s pre-existing management continuity arrangements (MCAs), we assumed change-in-control obligations related to certain executives at Goodrich. We evaluated the change-in-control provisions governed by the MCAs and for certain of the executives, we determined that we had assumed liabilities of approximately $74 million as the benefit payments were effectively single trigger arrangements in substance. We measured the assumed liability based on fair value concepts of FASB ASC Topic 820, “Fair Value Measurements”, using weighted average techniques of possible outcomes of the employees electing to receive such benefits. We expensed approximately $12 million for MCAs where we amended the term of the MCAs beyond the original expiration date for certain executives.

Supplemental Pro-Forma Data:

Goodrich’s results of operations have been included in UTC’s financial statements for the period subsequent to the completion of the acquisition on July 26, 2012. Goodrich contributed sales of approximately $3.6 billion and operating profit of approximately $245 million for the period from the completion of the acquisition through December 31, 2012. The following unaudited supplemental pro-forma data presents consolidated information as if the acquisition had been completed on January 1, 2011. The pro-forma results were calculated by combining the results of UTC with the stand-alone results of Goodrich for the pre-acquisition periods, which were adjusted to account for certain costs which would have been incurred during this pre-acquisition period:

(DOLLARS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)	2012	2011
Net sales	$62,173	$63,233
Net income attributable to common shareowners from continuing operations	5,095	4,969
Basic earnings per share of common stock from continuing operations	5.69	5.57
Diluted earnings per share of common stock from continuing operations	5.62	5.48

The unaudited supplemental pro-forma data above includes the following significant adjustments made to account for certain costs which would have been incurred if the acquisition had been completed on January 1, 2011, as adjusted for the applicable tax impact. As the Goodrich acquisition was completed on July 26, 2012, the pro-forma adjustments for 2012 and 2011 in the table below only include the required adjustments through July 26, 2012:

(DOLLARS IN MILLIONS)	2012	2011
Amortization of inventory fair value adjustment[1]	$(103)	$103
Amortization of acquired Goodrich intangible assets, net[2]	108	184
Utilization of contractual customer obligation[3]	(96)	(200)
UTC/Goodrich fees for advisory, legal, accounting services[4]	–	196
Interest expense incurred on acquisition financing, net[5]	63	175

[1]	Added the expense for inventory fair value adjustments which would have been amortized as the corresponding inventory would have been completely sold during the first two quarters of 2011, and removed the corresponding expense recognized during the last two quarters of 2012.

[2]	Added the additional amortization of the acquired Goodrich intangible assets recognized at fair value in purchase accounting and eliminated the historical Goodrich intangible asset amortization expense.

[3]	Added the additional utilization of the Goodrich contractual customer obligation recognized in purchase accounting.

[4]	Added the UTC/Goodrich fees that were incurred in connection with the acquisition of Goodrich to the first quarter of 2011.

[5]	Added the additional interest expense for the debt incurred to finance our acquisition of Goodrich and reduced interest expense for the debt fair value adjustment which would have been amortized.

The unaudited supplemental pro-forma financial information does not reflect the potential realization of cost savings relating to the integration of the two companies. Further, the pro-forma data should not be considered indicative of the results that would have occurred if the acquisition and related financing been consummated on January 1, 2011, nor are they indicative of future results.

Other Acquisition and Disposition Activity:

In 2012, UTC approved plans for the divestiture of a number of non-core businesses. Cash generated from these divestitures is intended to be used to repay debt incurred to finance the Goodrich acquisition. See Note 3 for further discussion.

On June 29, 2012, Pratt & Whitney, Rolls-Royce plc (Rolls-Royce), MTU Aero Engines AG (MTU), and Japanese Aero Engines Corporation (JAEC), participants in the IAE collaboration, completed a restructuring of their interests in IAE. Under the terms of the agreement, Rolls-Royce sold its ownership and collaboration interests in IAE to Pratt & Whitney, while also entering into an agreement to license its V2500 intellectual property to Pratt & Whitney. In exchange for the increased ownership and collaboration interests and intellectual property license, Pratt & Whitney paid Rolls-Royce $1.5 billion at closing with additional payments due to Rolls-Royce during the fifteen year period following closing of the purchase, conditional upon each hour flown by V2500-powered aircraft in service at the closing. The collaboration interest and intellectual property licenses are reflected as intangible assets and will be amortized in relation to the economic benefits received over the remaining estimated 30 year life of the V2500 program. Rolls-Royce will continue to support the program as a strategic supplier for the V2500 engine and continue to manufacture parts and assemble engines. Pratt & Whitney entered into a collaboration arrangement with MTU with respect to a portion of the acquired collaboration interest in IAE for consideration of approximately $233 million with additional payments due to Pratt & Whitney in the future. As a result of these transactions, Pratt & Whitney holds a 61% net interest in the collaboration and a 49.5% ownership interest in IAE. IAE’s business purpose is to coordinate the design, development, manufacturing and product support of the V2500 program through involvement with the collaborators. IAE retains limited equity with the primary economics of the V2500 program passed to the participants in the separate collaboration arrangement. As such, IAE was determined to be a variable interest entity (VIE), and Pratt & Whitney its primary beneficiary under the criteria established in the FASB ASC Topic “Consolidations” and has, therefore, been consolidated post-transaction. The consolidation of IAE resulted in a gain of $21 million recognized during the second quarter of 2012 on the re-measurement to fair value of our previously held equity interest. The carrying amounts and classification of assets and liabilities for IAE in our Consolidated Balance Sheet as of December 31, 2012 are as follows:

(DOLLARS IN MILLIONS)
Current assets	$1,308
Noncurrent assets	899
Total assets	$2,207

Current liabilities	$1,468
Noncurrent liabilities	781
Total liabilities	$2,249

UTC Climate, Controls & Security continued its portfolio transformation efforts in 2012 with the completed and pending disposition of a number of businesses resulting in impairment and other charges totaling approximately $180 million. UTC Climate, Controls & Security also sold a controlling interest in a manufacturing and distribution joint venture in Asia generating a gain of approximately $215 million, and a controlling interest in a Canadian distribution business generating a gain of approximately $120 million.

In November 2011, UTC Climate, Controls & Security formed a venture controlled by Midea Group of China (Midea) for the manufacture and distribution of heating, ventilating, and air-conditioning (HVAC) products in Brazil, Argentina, and Chile. The venture is comprised of UTC Climate, Controls & Security’s existing HVAC operations in the three countries and Midea’s distribution entity. Midea owns 51% of the venture and UTC Climate, Controls & Security 49%. This joint venture strengthened UTC Climate, Controls & Security’s global strategic relationship with Midea and expands the manufacturing and distribution of residential and light commercial HVAC systems in Brazil, Argentina, and Chile. UTC Climate, Controls & Security recognized a gain of approximately $80 million in 2011 as a result of this transaction.

During 2011, we recorded an other-than-temporary impairment charge totaling $66 million on an equity investment held by UTC Climate, Controls & Security, in order to write-down our investment to market value as of December 31, 2011. This impairment is recorded within “Other income, net” on our Consolidated Statement of Operations.

On March 1, 2010, we completed the acquisition of the GE Security business for approximately $1.8 billion, including debt assumed of $32 million. The GE Security business supplies security and fire safety technologies for commercial and residential applications through a broad product portfolio that includes fire detection and life safety systems, intrusion alarms, and video surveillance and access control systems. This business, which has been integrated into our UTC Climate, Controls & Security segment, enhanced UTC Climate, Controls & Security’s geographic diversity through GE Security’s strong North American presence, while increasing total product and technology offerings. In connection with the acquisition of GE Security, we recorded approximately $600 million of identifiable intangible assets and $1.1 billion of goodwill. The goodwill recorded reflects synergies expected to be realized through the combination of GE Security’s products, resources and management talent with those of the existing UTC Climate, Controls & Security business to enhance competitiveness, accelerate the development of certain product offerings, drive improved operational performance and secure additional service channels. Additionally, the combined business has provided the opportunity for significant improvements to the cost structure through the rationalization of general and administrative expenditures as well as research and development efforts.

During 2010, we recorded approximately $86 million of asset impairment charges, for assets that have met the “held-for-sale” criteria, related to disposition activity within both UTC Climate, Controls & Security and UTC Aerospace Systems. These asset impairment charges are recorded within Cost of products sold on our Consolidated Statement of Operations. The asset impairment charges consist of an approximately $58 million charge associated with UTC Climate, Controls & Security’s ongoing portfolio transformation and an approximately $28 million charge at UTC Aerospace Systems related to the disposition of an aerospace business as part of UTC Aerospace System’s efforts to implement low cost sourcing initiatives.

During 2010, we completed the acquisition of Clipper. In 2010, we recorded net charges related to declines in fair value related to our investment in Clipper of approximately $138 million. These amounts remain in 2010 Other income, net in results of continuing operations, as Clipper was accounted for as an equity-method investment through December 2010. Clipper has been reclassified to discontinued operations for 2012 and 2011, as it was a wholly-owned entity of UTC, and was sold in the third quarter of 2012. See additional discussion at Note 3.

Goodwill. The changes in the carrying amount of goodwill, by segment, are as follows:

(DOLLARS IN MILLIONS)	Balance as of January 1, 2012	Goodwill resulting from business combinations	Foreign currency translation and other	Balance as of December 31, 2012
Otis	$1,516	$24	$43	$1,583
UTC Climate, Controls & Security	9,758	89	21	9,868
Pratt & Whitney	1,223	280	(265)	1,238
UTC Aerospace Systems	4,475	11,283	(1,004)	14,754
Sikorsky	348	—	5	353
Total Segments	17,320	11,676	(1,200)	27,796
Eliminations and other	623	4	(622)	5
Total	$17,943	$11,680	$(1,822)	$27,801

UTC Aerospace Systems goodwill increased $11.3 billion principally as a result of the Goodrich acquisition. The goodwill results from the workforce acquired with the business as well as the significant synergies that are expected to be realized through the consolidation of manufacturing facilities and overhead functions. No amount of this goodwill is deductible for tax purposes. The goodwill acquired has been allocated to the two reporting units within the UTC Aerospace Systems segment.

Pratt & Whitney goodwill increased $280 million due to the increase in ownership interest and consolidation of IAE. The goodwill is deductible for tax purposes.

The approximately $1.8 billion decrease reflected under “Foreign currency translation and other” in the table above primarily reflects the decision to divest a number of non-core businesses and the resulting reclassification to assets held for sale. See Note 3 for further discussion. In addition, approximately $360 million of goodwill was transferred from UTC Aerospace Systems to Pratt & Whitney in connection with the transfer of the auxiliary power unit (APU) business from UTC Aerospace Systems to Pratt & Whitney. See Note 19 for further discussion of the transfer of the APU business.

We early adopted FASB ASU No. 2012-02, “Testing Indefinite-Lived Intangible Assets for Impairment” in connection with the performance of our annual goodwill and indefinite-lived intangible assets impairment tests. This ASU intends to align impairment testing guidance among long-lived asset categories.

This ASU allows for an assessment based on qualitative factors to determine whether it is more likely than not that an indefinite-lived intangible asset is impaired prior to determining whether it is necessary to perform the quantitative impairment test in accordance with FASB ASC Subtopic 350-30, “Intangibles—Goodwill and Other—General Intangibles Other than Goodwill.” We completed our annual impairment testing in the third quarter of 2012 and determined that no significant adjustments to the carrying amount of goodwill or indefinite-lived intangible assets were necessary beyond those charges recorded in connection with certain non-core businesses to be disposed as discussed further in Note 3.

Intangible Assets. Identifiable intangible assets are comprised of the following:

	2012		2011
(DOLLARS IN MILLIONS)	Gross Amount	Accumulated Amortization	Gross Amount	Accumulated Amortization
Amortized:
Service portfolios	$2,127	$ (1,202)	$2,036	$(1,060)
Patents and trademarks	412	(167)	463	(183)
IAE collaboration	1,526	–	–	–
Customer relationships and other	11,901	(1,718)	3,329	(1,429)
	15,966	(3,087)	5,828	(2,672)
Unamortized:
Trademarks and other	2,310		762
Total	$18,276	$(3,087)	$6,590	$ (2,672)

The increase to amortized and unamortized intangible assets pertains to the Goodrich and IAE transactions. Acquired intangible assets are recognized at fair value in purchase accounting and then amortized to cost of sales and selling, general & administrative expenses over the applicable useful lives. The customer relationship intangible assets are being amortized on a straight line basis as it approximates the underlying economic pattern of benefit. The IAE collaboration intangible was not amortized in 2012 as the underlying cash flows were negative for the year. Amortization of intangible assets in 2012 and 2011 was $547 million and $398 million, respectively.

The following is the expected amortization of intangible assets for 2013 through 2017:

(DOLLARS IN MILLIONS)	2013	2014	2015	2016	2017
Amortization expense	$688	$664	$633	$611	$650

NOTE 3: DISCONTINUED OPERATIONS

In 2012, the UTC Board of Directors approved plans for the divestiture of a number of non-core businesses. Cash generated from these divestitures is intended to be used to repay debt incurred to finance the Goodrich acquisition. These divestitures, when completed, are expected to generate approximately $3 billion in net cash, on an after-tax basis.

In the first quarter of 2012, the legacy Hamilton Sundstrand Industrial businesses, Rocketdyne, and Clipper all met the “held-for-sale” criteria. On June 29, 2012, management approved a plan for the divestiture of UTC Power. The operating results of Clipper and UTC Power had previously been reported within “Eliminations & other” in our segment disclosure. The results of operations, including the net gains/losses realized or expected on disposition, and the related cash flows which result from these non-core businesses have been reclassified to discontinued operations in our Consolidated Statement of Operations and Consolidated Statement of Cash Flows for all periods presented. The remaining assets and liabilities of these non-core businesses to be sold in the first half of 2013, have been reclassified to Assets held for sale and Liabilities held for sale in our Consolidated Balance Sheet as of December 31, 2012. The sale of the legacy Hamilton Sundstrand Industrials business was completed in December 2012, while the divestiture of Clipper was completed in the third quarter of 2012. Cash flows from the operation of Rocketdyne and UTC Power will continue to be reported in discontinued operations until their disposals are completed.

As a result of the decision to dispose of these businesses, UTC has recorded pre-tax goodwill impairment charges of approximately $360 million and $590 million related to Rocketdyne and Clipper, respectively, and other pre-tax net asset impairment charges of approximately $179 million related to UTC Power in discontinued operations during 2012. The goodwill impairment charges result from the decision to dispose of both Rocketdyne and Clipper within a relatively short period after acquiring the businesses. Consequently, there has not been sufficient opportunity for the long-term operations to recover the value implicit in goodwill at the initial date of acquisition. The impairment charge at UTC Power results from adjusting the net assets of the business to the estimated fair value expected to be realized upon sale, less costs to sell the business, and further reflects the loss in value from the disposition of the business before the benefits of the technology investments were fully realized. There could be gains or additional losses recorded upon final disposition of these businesses based upon the values, terms and conditions that are ultimately negotiated.

On December 13, 2012, we completed the sale of the legacy Hamilton Sundstrand Industrial businesses to BC Partners and The Carlyle Group for $3.4 billion. The sale generated a pre-tax gain of approximately $2.1 billion ($0.9 billion after tax) which has been included in discontinued operations in the accompanying Consolidated Statement of Operations. The high effective tax rate is primarily attributable to non-deductible goodwill.

On December 22, 2012, we announced an agreement to sell UTC Power to ClearEdge Power. The transaction is expected to close in the first quarter of 2013 and is largely subject only to the completion of certain administrative matters. On December 12, 2012, we announced an agreement to sell Pratt & Whitney Power Systems to Mitsubishi Heavy Industries. The transaction is expected to close in the first half of 2013. The sale is subject to customary closing conditions, including receipt of regulatory approvals. The financial results of Pratt & Whitney Power Systems have not been reclassified to discontinued operations as Pratt & Whitney is expected to have a continuing involvement with the business post disposition.

On August 7, 2012, we completed the disposition of Clipper to a private equity acquirer. The disposition resulted in payments totaling approximately $367 million, which included capitalization of the business prior to sale, transaction fees, and funding of operations as the acquirer took control of a business with significant net liabilities. These payments are largely reflected in Net cash flows provided by (used in) investing activities within the discontinued operations section of the Consolidated Statement of Cash Flows. We have no continuing involvement with the Clipper business following disposition.

On July 23, 2012, we announced an agreement to sell Rocketdyne to GenCorp Inc. for $550 million. The transaction is expected to close in the first half of 2013. The sale is subject to customary closing conditions, including receipt of regulatory approvals.

The following summarized financial information related to these non-core businesses has been segregated from continuing operations, as applicable, and is included in Net income from discontinued operations in the accompanying Consolidated Statement of Operations:

(DOLLARS IN MILLIONS)	2012	2011
Discontinued Operations:
Net sales	$2,075	$2,436

Income from operations	$171	$255
Income tax expense	(65)	(97)
Income from operations, net of income taxes	106	158
Gain on disposal	861	–
Income tax expense	(677)	–
Net income from discontinued operations	$290	$158

The assets and liabilities held for sale on the Consolidated Balance Sheet as December 31, 2012 are as follows:

(DOLLARS IN MILLIONS)

Assets
Cash and cash equivalents	$17
Accounts receivable, net	284
Inventories and contracts in progress, net	155
Future income tax benefits, current	5
Other assets, current	7
Future income tax benefits	2
Fixed assets, net	224
Goodwill	276
Intangible assets, net	14
Other assets	87
Assets held for sale	$1,071

Liabilities
Short-term borrowings	$1
Accounts payable	111
Accrued liabilities	258
Future pension and postretirement benefit obligations	3
Other long-term liabilities	48
Liabilities held for sale	$421

NOTE 4: EARNINGS PER SHARE

(DOLLARS IN MILLIONS, EXCEPT PER SHARE AMOUNTS; SHARES IN MILLIONS)	2012	2011	2010
Net income attributable to common shareowners:
Net income from continuing operations	$4,847	$4,831	$4,195
Net income from discontinued operations	283	148	178
Net income attributable to common shareowners	$5,130	$4,979	$4,373

Basic weighted average number of shares outstanding	895.2	892.3	907.9
Stock awards	11.4	14.5	14.8
Diluted weighted average number of shares outstanding	906.6	906.8	922.7

Earnings Per Share of Common Stock—Basic:
Net income from continuing operations	$5.41	$5.41	$4.62
Net income from discontinued operations	0.32	0.17	0.20
Net income attributable to common shareowners	5.73	5.58	4.82
Earnings Per Share of Common Stock—Diluted:
Net income from continuing operations	$5.35	$5.33	$4.55
Net income from discontinued operations	0.31	0.16	0.19
Net income attributable to common shareowners	5.66	5.49	4.74

The computation of diluted earnings per share excludes the effect of the potential exercise of stock awards, including stock appreciation rights and stock options when the average market price of the common stock is lower than the exercise price of the related stock awards during the period. These outstanding stock awards are not included in the computation of diluted earnings per share because the effect would have been anti-dilutive. For 2012, there were 4.7 million anti-dilutive stock awards excluded from the computation. For 2011, there were no anti-dilutive stock awards excluded from the computation. For 2010, the number of stock awards excluded from the computation was 11.4 million. There was no impact on diluted earnings per share due to our equity unit offering in 2012.

NOTE 5: COMMERCIAL AEROSPACE INDUSTRY ASSETS AND COMMITMENTS

We have receivables and other financing assets with commercial aerospace industry customers totaling $5,731 million and $3,736 million at December 31, 2012 and 2011, respectively. Customer financing assets related to commercial aerospace industry customers consist of products under lease of $644 million and notes and leases receivable of $584 million.

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

We also have other contractual commitments, including commitments to secure certain contractual rights to provide product on new aircraft platforms. Payments made on these contractual commitments are included within other intangible assets and are to be amortized as the related OEM and aftermarket units are delivered over the estimated program life. Our commercial aerospace financing and other contractual commitments as of December 31, 2012 were approximately $10.9 billion, which include approximately $5.8 billion of IAE commitments. We have entered into certain collaboration arrangements, which may include participation by our collaboration partners in these commitments.

The following is the expected maturity of commercial aerospace industry assets and commitments as of December 31, 2012:

(DOLLARS IN MILLIONS)	Committed	2013	2014	2015	2016	2017	Thereafter
Notes and leases receivable	$584	$99	$99	$68	$44	$59	$215

Commercial aerospace financing commitments	$3,237	$339	$785	$365	$464	$334	$950
Other commercial aerospace commitments	7,628	736	567	629	676	638	4,382
Collaboration partners’ share	(2,027)	(252)	(287)	(228)	(193)	(165)	(902)
Total commercial commitments	$8,838	$823	$1,065	$766	$947	$807	$4,430

Other commercial aerospace commitments include amounts related to our agreement with Embraer, which we announced on January 8, 2013, to power the next generation Embraer E-Jet family.

In exchange for the increased ownership and collaboration interests and intellectual property license, Pratt & Whitney paid Rolls-Royce $1.5 billion at closing with additional payments due to Rolls-Royce contingent upon each hour flown by the V2500-powered aircraft in service as of June 29, 2012 during the fifteen year period following closing of the purchase. These payments will be capitalized as a collaboration intangible asset and amortized in relation to the economic benefits received over the projected remaining 30 year life of the V2500 program. The flight hour payments are included in other commercial aerospace commitments in the table above.

Our financing obligations with customers are contingent upon maintenance of certain levels of financial condition by the customers. In addition, we have residual value and other guarantees of $346 million as of December 31, 2012.

We have long-term aftermarket maintenance contracts with commercial aerospace industry customers for which revenue is recognized in proportion to actual costs incurred relative to total expected costs to be incurred over the respective contract periods. Billings, however, are typically based on factors such as engine flight hours. The timing differences between the billings and the maintenance costs incurred generates both deferred assets and deferred revenues. Deferred assets under these long-term aftermarket contracts totaled $391 million and $235 million at December 31, 2012 and 2011, respectively, and are included in “Other assets” in the accompanying Consolidated Balance Sheet. Deferred revenues generated totaled $2,760 million and $1,708 million at December 31, 2012 and 2011, respectively, and are included in “Accrued liabilities” and “Other long-term liabilities” in the accompanying Consolidated Balance Sheet.

The increases reflected above as of December 31, 2012, as compared to December 31, 2011, primarily reflect the impacts of the Goodrich acquisition and our consolidation of IAE. See Note 2 for further discussion related to acquisitions.

Reserves related to aerospace receivables and financing assets were $210 million and $169 million at December 31, 2012 and 2011, respectively. Reserves related to financing commitments and guarantees were $67 million and $73 million at December 31, 2012 and 2011, respectively.

NOTE 6: INVENTORIES & CONTRACTS IN PROGRESS

(DOLLARS IN MILLIONS)	2012	2011
Raw materials	$1,861	$1,321
Work-in-process	4,151	3,175
Finished goods	3,205	3,078
Contracts in progress	7,354	6,899
	16,571	14,473
Less:
Progress payments, secured by lien, on U.S. Government contracts	(274)	(422)
Billings on contracts in progress	(6,760)	(6,254)
	$9,537	$7,797

Raw materials, work-in-process and finished goods are net of valuation reserves of $866 million and $884 million as of December 31, 2012 and 2011, respectively. As of December 31, 2012 and 2011, inventory also includes capitalized contract development costs of $823 million and $776 million, respectively, related to certain aerospace programs. These capitalized costs will be liquidated as production units are delivered to the customer. The capitalized contract development costs within inventory principally relate to capitalized costs on Sikorsky’s CH-148 contract with the Canadian Government. The CH-148 is a derivative of the H-92, a military variant of the S-92 helicopter.

Contracts in progress principally relate to elevator and escalator contracts and include costs of manufactured components, accumulated installation costs and estimated earnings on incomplete contracts.

Our sales contracts in many cases are long-term contracts expected to be performed over periods exceeding twelve months. At both December 31, 2012 and 2011, approximately 66% of total inventories and contracts in progress have been acquired or manufactured under such long-term contracts, a portion of which is not scheduled for delivery within the next twelve months.

NOTE 7: FIXED ASSETS

(DOLLARS IN MILLIONS)	Estimated Useful Lives	2012	2011
Land		$433	$335
Buildings and improvements	12-40 years	5,436	4,885
Machinery, tools and equipment	3-20 years	10,880	9,994
Other, including assets under construction		1,316	766
		18,065	15,980
Accumulated depreciation		(9,547)	(9,779)
		$8,518	$6,201

Depreciation expense was $920 million in 2012, $823 million in 2011 and $863 million in 2010.

NOTE 8: ACCRUED LIABILITIES

(DOLLARS IN MILLIONS)	2012	2011
Advances on sales contracts and service billings	$5,936	$5,028
Accrued salaries, wages and employee benefits	2,176	1,910
Income taxes payable	1,143	547
Litigation and contract matters	563	535
Interest payable	494	325
Service and warranty accruals	479	702
Accrued restructuring costs	389	248
Accrued workers compensation	233	215
Accrued property, sales and use taxes	291	197
Other	3,606	2,580
	$15,310	$12,287

NOTE 9: BORROWINGS AND LINES OF CREDIT

(DOLLARS IN MILLIONS)	2012	2011
Short-term borrowings:
Commercial paper	$320	$455
Other borrowings	183	175
Total short-term borrowings	$503	$630

At December 31, 2012, we had revolving credit agreements with various banks permitting aggregate borrowings of up to $4 billion pursuant to a $2 billion revolving credit agreement and a $2 billion multicurrency revolving credit agreement, both of which expire in November 2016. As of December 31, 2012, there were no borrowings under either of these revolving credit agreements. The undrawn portions of these revolving credit agreements are also available to serve as backup facilities for the issuance of commercial paper. As of December 31, 2012, our maximum commercial paper borrowing authority as set by our Board of Directors was $4 billion. We generally use our commercial paper borrowings for general corporate purposes, including the funding of potential acquisitions and repurchases of our common stock.

The weighted-average interest rates applicable to short- term borrowings outstanding at December 31, 2012 and 2011 were 0.9% and 1.5%, respectively. At December 31, 2012, approximately $1.7 billion was available under short-term lines of credit with local banks at our various domestic and international subsidiaries.

On April 24, 2012, we entered into a term loan credit agree ment with various financial institutions that provides for a $2 billion unsecured term loan facility due December 31, 2012. On July 26, 2012 we borrowed the full $2 billion available under this facility to partially finance the cash consideration of the Goodrich acquisition and pay related fees, expenses and other amounts due and payable by UTC as a result of the acquisition. The outstanding principal balance under this term loan credit agreement was prepaid in two equal payments on November 5 and December 5, 2012.

On June 1, 2012, we issued a total of $9.8 billion of long-term debt, which is comprised of $1.0 billion aggregate principal amount of 1.200% notes due 2015, $1.5 billion aggregate principal amount of 1.800% notes due 2017, $2.3 billion aggregate principal amount of 3.100% notes due 2022, $3.5 billion aggregate principal amount of 4.500% notes due 2042, $1.0 billion aggregate principal amount of three-month LIBOR plus 0.270% floating rate notes due 2013, and $0.5 billion aggregate principal amount of three-month LIBOR plus 0.500% floating rate notes due 2015. We utilized the net proceeds of these notes of approximately $9.6 billion to partially finance the cash consideration of the Goodrich acquisition and pay related fees, expenses and other amounts due and payable by UTC as a result of the acquisition. The three-month LIBOR rate as of December 31, 2012 was approximately 0.3%.

On June 18, 2012, we issued 22,000,000 equity units and received approximately $1.1 billion in net proceeds. Each equity unit has a stated amount of $50 and initially is in the form of a corporate unit consisting of (a) a freestanding stock purchase contract under which the holder will purchase from us on August 1, 2015, a number of shares of our common stock determined pursuant to the terms of the agreement and (b) a 1/20, or 5.0%, undivided beneficial ownership interest in $1,000 principal amount on our 1.55% junior subordinated notes due 2022. Holders of the equity units are entitled to receive quarterly contract adjustment payments at a rate of 5.95% per year of the stated amount of $50 per equity unit, subject to our right to defer such payments. We used the net proceeds of the equity units to partially finance the cash consideration of the Goodrich acquisition and pay related fees, expenses and other amounts due and payable by UTC as a result of the acquisition.

The net proceeds from the sale of the equity units were allocated between the purchase contracts and the notes in our financial statements based on the underlying fair value of each instrument at the time of issuance taking into consideration the contract adjustment payments. The fair value of the purchase contracts is expected to approximate the present value of the contract adjustment payments and was recorded as a reduction to Common Stock, with an offsetting credit to liabilities. This liability will be accreted over three years through interest charges to the statement of operations based on a constant rate calculation. The purchase contracts are reflected in our diluted earnings per share calculations using the treasury stock method.

To finance the remainder of the cash consideration of the Goodrich acquisition and pay related fees, expenses and other amounts due and payable, we utilized $3.2 billion from the issuance of commercial paper and approximately $0.5 billion of cash and cash equivalents generated from operating activities. In addition, as a result of the Goodrich acquisition, we assumed $3.0 billion of debt, including an adjustment of $600 million to increase the value of long-term debt assumed to its fair market value. Details of the debt assumed are included in the long-term debt table below.

On July 26, 2012, upon completing the Goodrich acquisition, we terminated the bridge credit agreement, initially entered into as of November 8, 2011, with various financial institutions that had provided for a $15 billion unsecured bridge loan facility which was available to partially fund the cash consideration of the Goodrich acquisition and pay related fees, expenses and other amounts due and payable by UTC as a result of the acquisition. See Note 2 for further details regarding the completion of the Goodrich acquisition.

On December 6, 2012, we announced that we had commenced cash tender offers for six series of outstanding notes issued by Goodrich. These offers expired on January 7, 2013. Holders validly tendering their notes by December 19, 2012 received consideration determined by reference to a fixed spread over the yield to maturity (or, in the case of one series, yield to call) of the applicable U.S. Treasury security with the same maturity, plus an early tender payment of $30 per $1,000 principal amount of notes accepted for purchase. Holders validly tendering their notes after December 19, 2012 but prior to January 8, 2013 received consideration determined by reference to a fixed spread over the yield to maturity (or, in the case of one series, yield to call) of the applicable U.S. Treasury security with the same maturity. A total of $635 million principal amount of all notes subject to the tender offer and $126 million of the fair value adjustment were repaid, including approximately $30.6 million principal amount of the 2018 notes, approximately $129 million principal amount of the 2020 notes, approximately $305.2 million principal amount of the 2021 notes, approximately $9.1 million principal amount of the 2027 notes, approximately $120.2 million principal amount of the 2036 notes, and approximately $40.8 million principal amount of the 2038 notes. The effective interest rate on these notes was between 3.6% and 7.1%. The extinguishment loss was approximately $26 million and was recognized within Interest expense, net in the accompanying Consolidated Statement of Operations.

Long-term debt consisted of the following:

(DOLLARS IN MILLIONS)	2012	2011
LIBOR plus 0.270% floating rate notes due 2013	$1,000	$–
LIBOR plus 0.500% floating rate notes due 2015	500	–
1.200% notes due 2015*	1,000	–
4.875% notes due 2015*	1,200	1,200
6.290% notes due 2016***	291	–
5.375% notes due 2017*	1,000	1,000
1.800% notes due 2017*	1,500	–
6.800% notes due 2018***	99	–
6.125% notes due 2019***	300	–
6.125% notes due 2019*	1,250	1,250
8.875% notes due 2019	272	272
4.500% notes due 2020*	1,250	1,250
4.875% notes due 2020***	171	–
3.600% notes due 2021***	295	–
8.750% notes due 2021	250	250
3.100% notes due 2022*	2,300	–
1.550% junior subordinated notes due 2022**	1,100	–
7.100% notes due 2027***	141	–
6.700% notes due 2028	400	400
7.500% notes due 2029*	550	550
5.400% notes due 2035*	600	600
6.050% notes due 2036*	600	600
6.800% notes due 2036***	134	–
7.000% notes due 2038***	159	–
6.125% notes due 2038*	1,000	1,000
5.700% notes due 2040*	1,000	1,000
4.500% notes due 2042*	3,500	–
Project financing obligations	100	127
Other debt (including capitalized leases)***	403	131
Total principal long-term debt	22,365	9,630
Other (fair market value adjustments)***	353	–
Total long-term debt	22,718	9,630
Less current portion	(1,121)	(129)
Long-term portion	$21,597	$9,501

*	We may redeem the above notes, in whole or in part, at our option at any time at a redemption price in U.S. Dollars equal to the greater of 100% of the principal amount of the notes to be redeemed or the sum of the present values of the remaining scheduled payments of principal and interest on the notes to be redeemed, discounted to the redemption date on a semiannual basis at the adjusted treasury rate plus 10-50 basis points. The redemption price will also include interest accrued to the date of redemption on the principal balance of the notes being redeemed.

**	The junior subordinated notes are redeemable at our option, in whole or in part, on a date not earlier than August 1, 2017. The redemption price will be the principal amount, plus accrued and unpaid interest, if any, up to but excluding the redemption date. We may extend or eliminate the optional redemption date as part of a remarketing of the junior subordinated notes which could occur between April 29, 2015 and July 15, 2015 or between July 23, 2015 and July 29, 2015.

***	Includes notes and remaining fair market value adjustments that were assumed as a part of the Goodrich acquisition on July 26, 2012.

The project financing obligations noted above are associated with the sale of rights to unbilled revenues related to the ongoing activity of an entity owned by UTC Climate, Controls and Security. The percentage of total short-term borrowings and long-term debt at variable interest rates was 9% and 7% at December 31, 2012 and 2011, respectively. Interest rates on our commercial paper borrowings are considered variable due to their short-term duration and high-frequency of turnover.

The schedule of principal payments required on long-term debt for the next five years and thereafter is:

(DOLLARS IN MILLIONS)
2013	$1,121
2014	40
2015	2,733
2016	320
2017	2,521
Thereafter	15,630
Total	$22,365

We have an existing universal shelf registration statement filed with the Securities and Exchange Commission (SEC) for an indeterminate amount of securities for future issuance, subject to our internal limitations on the amount of securities to be issued under this shelf registration statement.

NOTE 10: EQUITY

As of January 1, 2012, we adopted the provisions of the FASB issued ASU No. 2011-05, “Presentation of Comprehensive Income.” As a result of this adoption, we have presented total comprehensive income for each of the periods presented within the consecutive statements of Consolidated Statement of Operations and Consolidated Statement of Comprehensive Income.

A summary of the changes in each component of accumulated other comprehensive (loss) income, for the years ended December 31, is provided below:

(DOLLARS IN MILLIONS)	Foreign Currency Translation	Defined Benefit Pension and Post-retirement Plans	Unrealized Gains (Losses) on Available-for- Sale Securities	Unrealized Hedging (Losses) Gains	Accumulated Other Comprehensive (Loss) Income
Balance at December 31, 2011	$206	$(5,810)	$164	$(50)	$(5,490)
Other comprehensive income—quarter ended March 31, 2012	318	99	11	61	489
Other comprehensive (loss) income—quarter ended June 30, 2012	(628)	136	(42)	(140)	(674)
Other comprehensive income—quarter ended September 30, 2012	690	187	2	133	1,012
Other comprehensive income (loss)—quarter ended December 31, 2012	68	(862)	10	(1)	(785)
Balance at December 31, 2012	$654	$(6,250)	$145	$3	$(5,448)

Changes in non-controlling interests that do not result in a change of control, and where there is a difference between fair value and carrying value, are accounted for as equity transactions. A summary of these changes in ownership interests in subsidiaries and the pro-forma effect on Net income attributable to common shareowners had they been recorded through net income is provided below:

(DOLLARS IN MILLIONS)	2012	2011	2010
Net income attributable to common shareowners	$5,130	$4,979	$4,373
Transfers to non-controlling interests:
Increase in common stock for sale of subsidiary shares	–	3	–
Decrease in common stock for purchase of subsidiary shares	(34)	(54)	(12)
Net income attributable to common shareowners after transfers to non-controlling interests	$5,096	$4,928	$4,361

NOTE 11: INCOME TAXES

The income tax expense (benefit) for the years ended December 31, consisted of the following components:

(DOLLARS IN MILLIONS)	2012	2011	2010
Current:
United States:
Federal	$403	$382	$48
State	9	96	117
Foreign	1,179	1,322	1,135
	1,591	1,800	1,300
Future:
United States:
Federal	335	526	467
State	111	26	4
Foreign	(326)	(218)	(46)
	120	334	425
Income tax expense	$1,711	$2,134	$1,725

Attributable to items credited to equity and goodwill	$297	$864	$276

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

During 2012, UTC completed the Goodrich acquisition. The accounting for the current and non-current future income tax benefits and payables was materially impacted by the acquisition, resulting in a shift of the classification of the tax effects of certain temporary differences from non-current income tax benefits to non-current future income taxes payable.

The tax effects of net temporary differences and tax carryforwards which gave rise to future income tax benefits and payables at December 31, 2012 and 2011 are as follows:

(DOLLARS IN MILLIONS)	2012	2011
Future income tax benefits:
Insurance and employee benefits	$1,168	$2,579
Other asset basis differences	119	(569)
Other liability basis differences	1,052	1,046
Tax loss carryforwards	382	723
Tax credit carryforwards	1,107	1,247
Valuation allowances	(618)	(977)
	$3,210	$4,049

Future income taxes payable:
Insurance and employee benefits	$(2,238)	$163
Other asset basis differences	4,440	681
Other items, net	(195)	71
Tax loss carryforwards	(409)	–
Tax credit carryforwards	(80)	–
Valuation allowances	286	–
	$1,804	$915

The future income taxes payable balances of $1,804 million and $915 million, reflected in the table above, for the years ended December 31, 2012 and 2011, respectively, are reported in accrued liabilities and other long-term liabilities on the balance sheet.

Valuation allowances have been established primarily for tax credit carryforwards, tax loss carryforwards, and certain foreign temporary differences to reduce the future income tax benefits to expected realizable amounts.

During 2012, approximately $225 million of valuation allowances were released as a result of internal legal entity reorganizations. These internal reorganizations were a component of our ongoing efforts to improve business efficiency. These valuation allowance releases are included in the effective tax rate reconciliation table within the tax on international activities component.

The sources of income before income taxes are:

(DOLLARS IN MILLIONS)	2012	2011	2010
United States	$2,595	$3,168	$2,441
Foreign	4,316	4,182	3,807
	$6,911	$7,350	$6,248

With few exceptions, U.S. income taxes have not been provided on undistributed earnings of UTC’s international subsidiaries. These earnings relate to ongoing operations and were approximately $22 billion as of December 31, 2012. It is not practicable to estimate the amount of tax that might be payable. Our intention is to reinvest these earnings permanently outside the U.S. or to repatriate the earnings only when it is tax effective to do so.

Differences between effective income tax rates and the statutory U.S. federal income tax rate are as follows:

	2012	2011	2010
Statutory U.S. federal income tax rate	35.0%	35.0%	35.0%
Tax on international activities	(6.4)%	(4.4)%	(7.8)%
Tax audit settlements	(3.4)%	(0.9)%	–
Other	(0.4)%	(0.7)%	0.4%
Effective income tax rate	24.8%	29.0%	27.6%

The 2012 effective tax rate decreased as compared to 2011. The 2012 effective tax rate reflects a favorable non-cash income tax adjustment of approximately $203 million related to the conclusion of the IRS’s examination of UTC’s 2006 – 2008 tax years, as well as a reduction in tax expense of $34 million related to the favorable resolution of disputed tax matters with the Appeals Division of the IRS for the tax years 2004 – 2005. Also included in the 2012 effective tax rate is the favorable income tax impact of $225 million related to the release of non-U.S. valuation allowances resulting from internal legal entity reorganizations. This is reported in the table above in tax on international activities.

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

At December 31, 2012, tax credit carryforwards, principally state and foreign, and tax loss carryforwards, principally state and foreign, were as follows:

(DOLLARS IN MILLIONS)	Tax Credit Carryforwards	Tax Loss Carryforwards
Expiration period:
2013-2017	$52	$626
2018-2022	17	378
2023-2032	310	1,053
Indefinite	808	2,115
Total	$1,187	$4,172

At December 31, 2012, we had gross tax-effected unrecognized tax benefits of $1,073 million, all of which, if recognized,

would impact the effective tax rate. The table below includes both additional unrecognized tax benefits and related interest attributable to the acquisition of Goodrich in 2012. A reconciliation of the beginning and ending amounts of unrecognized tax benefits and interest expense related to unrecognized tax benefits for the years ended December 31, 2012, 2011, and 2010 is as follows:

(DOLLARS IN MILLIONS)	2012	2011	2010
Balance at January 1	$946	$891	$793
Additions for tax positions related to the current year	232	71	115
Additions for tax positions of prior years	221	71	80
Reductions for tax positions of prior years	(21)	(24)	(81)
Settlements	(305)	(63)	(16)
Balance at December 31	$1,073	$946	$891

Gross interest expense related to unrecognized tax benefits	$40	$23	$27

Total accrued interest balance at December 31	$270	$165	$144

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

During the first quarter of 2012, the IRS completed examination fieldwork for our 2006 through 2008 tax years and issued its audit report. Based on the IRS audit report, we filed a protest with respect to certain IRS-proposed adjustments with which we do not agree. Resolution discussions with the Appeals Division of the IRS will commence on the unagreed items in 2013. However, the timing of any resolution is currently uncertain. During the third quarter of 2012, we reached final resolution with the Appeals Division of the IRS for our 2004 and 2005 tax years regarding certain proposed adjustments with which we did not agree. As a result of the above described events with respect to our 2004 – 2005 and 2006 – 2008 tax years, we recorded reductions in tax expense in the first and third quarters of 2012 in the aggregate amount of $237 million. IRS audit fieldwork for tax years 2009 and 2010 commenced in the first quarter of 2012 and is currently expected to continue into 2014.

UTC completed the Goodrich acquisition during 2012. Goodrich pre-acquisition tax years are also the subject of certain IRS audit, appeals and litigation activity. Goodrich tax years 2001 and 2002 are currently the subject of litigation involving the proper timing of certain deductions, which litigation is expected to continue through 2013. Goodrich tax years 2005 and 2006 are the subject of litigation with respect to a separate issue involving the proper timing of deductions, which litigation is also expected to continue through 2013. Goodrich tax years 2007 and 2008 are currently before the Appeals Division of the IRS for resolution discussions regarding certain proposed adjustments with which UTC does not agree, which are expected to continue through 2013. Goodrich tax years 2009 and 2010 are currently under review by the Examination Division of the IRS, which is expected to continue through mid-2013. We expect the IRS to commence examination activity for Goodrich tax years 2011 and 2012 during the second half of 2013.

During 2011, we reached final resolution with the IRS on two refund claims that had been pending with respect to pre-2004 tax years and refunds were received in accordance with the resolutions. A reduction in tax expense in the amount of $63 million and pretax interest income in the amount of $89 million was recognized during 2011 associated with the resolution of these claims.

It is reasonably possible that over the next twelve months the amount of unrecognized tax benefits may change within a range of a net increase of $40 million to a net decrease of $275 million as a result of additional worldwide uncertain tax positions, the revaluation of current uncertain tax positions arising from developments in examinations, in appeals, or in the courts, or the closure of tax statutes. Not included in the range is €176 million (approximately $234 million) related to certain deductions claimed in France for tax years 2008 through 2010 that the French Revenue Authority has proposed to disallow. Resolution discussions with the French Revenue Authority have been unsuccessful to date and UTC may be required to pursue the defense of this matter through litigation, which could be commenced within the next twelve months. UTC intends to assert a vigorous defense and believes it should prevail on the issue. Accordingly, no tax expense has been accrued for this matter.

Also not included in the above range is €203 million (approximately $270 million) of tax benefits that we have claimed related to a 1998 German reorganization. Upon audit, these tax benefits were disallowed by the German Tax Office. In 2012, we filed suit in the local German Tax Court. In 2008 the German Federal Tax Court (FTC) denied benefits to another taxpayer in a case involving a German tax law relevant to our reorganization. The determination of the FTC on this other matter was appealed to the European Court of Justice (ECJ) to determine if the underlying German tax law is violative of European Union (EU) principles. On September 17, 2009 the ECJ issued an opinion in this case that is generally favorable to the other taxpayer and referred the case back to the FTC for further consideration of certain related issues. In May 2010, the FTC released its decision, in which it resolved certain tax issues that may be relevant to our suit and remanded the case to a lower court for further development. In 2012, the lower court decided in favor of the taxpayer and the government appealed the findings to the FTC. After consideration of the ECJ decision, the latest FTC decision and the lower court decision, we continue to believe that it is more likely than not that the relevant German tax law is violative of EU principles and we have not accrued tax expense for this matter. As we continue to monitor developments related to this matter, it may become necessary for us to accrue tax expense and related interest.

NOTE 12: EMPLOYEE BENEFIT PLANS

We sponsor numerous domestic and foreign employee benefit plans, which are discussed below.

Employee Savings Plans. We sponsor various employee savings plans. Our contributions to employer sponsored defined contribution plans were $256 million, $218 million and $200 million for 2012, 2011 and 2010, respectively. Included in the current year contributions to employer sponsored defined contribution plans is $26 million of contributions to Goodrich defined contribution plans. Effective January 1, 2010, newly hired non-union domestic employees receive all of their retirement benefits through the defined contribution savings plan.

Our non-union domestic employee savings plan uses an Employee Stock Ownership Plan (ESOP) for employer contributions. External borrowings were used by the ESOP to fund a portion of its purchase of ESOP stock from us. The external borrowings have been extinguished and only re-amortized loans remain between UTC and the ESOP Trust. As ESOP debt service payments are made, common stock is released from an unreleased shares account. ESOP debt may be prepaid or re-amortized to either increase or decrease the number of shares released so that the value of released shares equals the value of plan benefit. We may also, at our option, contribute additional common stock or cash to the ESOP.

Shares of common stock are allocated to employees’ ESOP accounts at fair value on the date earned. Cash dividends on common stock held by the ESOP are used for debt service payments. Participants receive additional shares in lieu of cash dividends. Common stock allocated to ESOP participants is included in the average number of common shares outstanding for both basic and diluted earnings per share. At December 31, 2012, 32.8 million common shares had been allocated to employees, leaving 17.1 million unallocated common shares in the ESOP Trust, with an approximate fair value of $1.4 billion.

Pension Plans. We sponsor both funded and unfunded domestic and foreign defined benefit pension plans that cover the majority of our employees. Our plans use a December 31 measurement date consistent with our fiscal year.

(DOLLARS IN MILLIONS)	2012	2011

Change in Benefit Obligation:
Beginning balance	$27,167	$24,445
Service cost	500	444
Interest cost	1,331	1,298
Actuarial loss	2,855	2,185
Total benefits paid	(1,357)	(1,233)
Net settlement and curtailment (gain) loss	(90)	1
Plan amendments	(195)	21
Business combinations	5,235	–
Other	262	6
Ending balance	$35,708	$27,167

Change in Plan Assets:
Beginning balance	$23,542	$22,384
Actual return on plan assets	3,306	1,320
Employer contributions	516	1,060
Benefits paid from plan assets	(1,357)	(1,233)
Business combinations	3,800	–
Other	121	11
Ending balance	$29,928	$23,542

Funded Status:
Fair value of plan assets	$29,928	$23,542
Benefit obligations	(35,708)	(27,167)
Funded status of plan	$(5,780)	$(3,625)

Amounts Recognized in the Consolidated Balance Sheet Consist of:
Noncurrent assets	$643	$552
Current liability	(105)	(64)
Noncurrent liability	(6,318)	(4,113)
Net amount recognized	$(5,780)	$(3,625)

Amounts Recognized in Accumulated Other Comprehensive Loss Consist of:
Net actuarial loss	$10,215	$9,436
Prior service credit	(322)	(152)
Transition obligation	–	6
Net amount recognized	$9,893	$9,290

The amounts included in “Other” in the preceding table reflect the impact of foreign exchange translation, primarily for plans in the U.K. and Canada, partially offset by the impact of settlements.

As part of the Goodrich acquisition on July 26, 2012, we assumed approximately $5.2 billion of pension projected benefit obligations and $3.8 billion of plan assets.

Qualified domestic pension plan benefits comprise approximately 75% of the projected benefit obligation. Benefits for union employees are generally based on a stated amount for each year of service. For non-union employees, benefits are generally based on an employee’s years of service and compensation near retirement. Effective January 1, 2015, this formula will change to the existing cash balance formula that was adopted in 2003 for newly hired non-union employees and for other non-union employees who made a one-time voluntary election to have future benefit accruals determined under this formula. This plan change resulted in a $623 million reduction in the projected benefit obligation as of December 31, 2009 and an additional $204 million reduction in the projected benefit obligation as of July 26, 2012 when applied to legacy Goodrich salaried employees. Certain foreign plans, which comprise approximately 23% of the projected benefit obligation, are considered defined benefit plans for accounting purposes. Nonqualified domestic pension plans provide supplementary retirement benefits to certain employees and are not a material component of the projected benefit obligation.

We made $201 million of cash contributions to our domestic defined benefit pension plans and made $229 million of cash contributions to our foreign defined benefit pension plans in 2012. In 2011, we made $156 million of cash contributions and contributed $450 million in UTC common stock to our domestic defined benefit pension plans and made $395 million of cash contributions to our foreign defined benefit pension plans.

Information for pension plans with accumulated benefit obligations in excess of plan assets:

(DOLLARS IN MILLIONS)	2012	2011
Projected benefit obligation	$32,278	$24,091
Accumulated benefit obligation	31,147	23,198
Fair value of plan assets	25,889	19,949

The accumulated benefit obligation for all defined benefit pension plans was $34.4 billion and $26.0 billion at December 31, 2012 and 2011, respectively.

The components of the net periodic pension cost are as follows:

(DOLLARS IN MILLIONS)	2012	2011	2010
Pension Benefits:
Service cost	$500	$444	$396
Interest cost	1,331	1,298	1,287
Expected return on plan assets	(1,944)	(1,834)	(1,735)
Amortization of prior service credits	(24)	(12)	(18)
Amortization of unrecognized net transition obligation	1	1	1
Recognized actuarial net loss	722	462	285
Net settlement and curtailment loss	77	16	2
Net periodic pension cost—employer	$663	$375	$218

Net settlements and curtailment losses for pension benefits includes curtailment losses of approximately $17 million related to, and recorded in, discontinued operations for the year ended December 31, 2012.

Other changes in plan assets and benefit obligations recognized in other comprehensive loss in 2012 are as follows:

(DOLLARS IN MILLIONS)
Current year actuarial loss	$1,493
Amortization of actuarial loss	(722)
Current year prior service credit	(195)
Amortization of prior service credit	24
Amortization of transition obligation	(1)
Other	4
Total recognized in other comprehensive loss	$603

Net recognized in net periodic pension cost and other comprehensive loss	$1,266

The estimated amount that will be amortized from accumulated other comprehensive loss into net periodic pension cost in 2013 is as follows:

(DOLLARS IN MILLIONS)
Net actuarial loss	$964
Prior service credit	(42)
$922

Major assumptions used in determining the benefit obligation and net cost for pension plans are presented in the following table as weighted-averages:

	Benefit Obligation		Net Cost
	2012	2011	2012	2011	2010
Discount rate	4.0%	4.7%	4.6%	5.4%	5.9%
Salary scale	4.2%	4.3%	4.3%	4.4%	4.4%
Expected return on plan assets	–	–	7.7%	7.9%	8.0%

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

The plans’ investment management objectives include maintaining an adequate level of diversification, reducing interest rate and market risk, and providing adequate liquidity to meet immediate and future benefit payment requirements. The overall investment strategy targets a mix of 65% growth seeking assets and 35% income generating assets using a wide diversification of asset types, fund strategies and investment managers. The growth seeking allocation consists of global public equities in developed and emerging countries, private equity, real estate and balanced market risk strategies. Within public equities, 9% of the total investment portfolio is an enhanced equity strategy that invests in publicly traded equity and fixed income securities, derivatives and foreign currency. Investments in private equity are primarily via limited partnership interests in buy-out strategies with smaller allocations to distressed debt funds. The real estate strategy is principally concentrated in directly held U.S. core investments with some smaller investments in international, value-added and opportunistic strategies. Within the income generating assets, the fixed income portfolio is mainly a broadly diversified portfolio of corporate bonds.

The plans have continued their pension risk management techniques designed to reduce the plan’s interest rate risk. More specifically, the plans have incorporated liability hedging programs that include the adoption of a risk reduction objective as part of the long-term investment strategy. Under this objective the interest rate hedge is dynamically increased as funded status improves. The hedging programs incorporate a range of assets and investment tools, each with ranging interest rate sensitivity. The investment portfolios are currently hedging 40% to 50% of the interest rate sensitivity of the pension plan liabilities.

The fair values of pension plan assets at December 31, 2012 and 2011 by asset category are as follows:

(DOLLARS IN MILLIONS)	Quoted Prices in Active Markets For Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total

Asset Category:
Public Equities
Global Equities	$6,413	$–	$–	$6,413
Global Equity Commingled Funds(a)	–	4,114	–	4,114
Enhanced Global Equities(b)	169	1,959	447	2,575
Private Equities(c)	–	–	1,202	1,202
Fixed Income Securities
Governments	1,003	1,421	–	2,424
Corporate Bonds	–	7,699	276	7,975
Structured Products(d)	–	21	–	21
Real Estate(e)	–	19	1,785	1,804
Other(f)	–	2,182	–	2,182
Cash & Cash Equivalents(g)	1	364	–	365
Subtotal	$7,586	$17,779	$3,710	29,075
Other Assets & Liabilities(h)				853
Total at December 31, 2012				$29,928

Public Equities
Global Equities	$5,210	$4	$–	$5,214
Global Equity Commingled Funds(a)	–	2,981	–	2,981
Enhanced Global Equities(b)	44	1,590	239	1,873
Private Equities(c)	–	–	1,159	1,159
Fixed Income Securities
Governments	1,564	1,199	–	2,763
Corporate Bonds	–	5,167	110	5,277
Structured Products(d)	–	67	–	67
Real Estate(e)	–	16	1,364	1,380
Other(f)	–	1,869	–	1,869
Cash & Cash Equivalents(g)	–	359	–	359
Subtotal	$6,818	$13,252	$2,872	22,942
Other Assets & Liabilities(h)				600
Total at December 31, 2011				$23,542

(a)	Represents commingled funds that invest primarily in common stocks.

(b)	Represents enhanced equity separate account and commingled fund portfolios. A portion of the portfolio may include long-short market neutral and relative value strategies that invest in publicly traded, equity and fixed income securities, as well as derivatives of equity and fixed income securities and foreign currency.

(c)	Represents limited partner investments with general partners that primarily invest in debt and equity.

(d)	Represents mortgage and asset-backed securities.

(e)	Represents investments in real estate including commingled funds and directly held properties.

(f)	Represents insurance contracts and global balanced risk commingled funds consisting mainly of equity, bonds and some commodities.

(g)	Represents short-term commercial paper, bonds and other cash or cash-like instruments.

(h)	Represents trust receivables and payables that are not leveled.

Derivatives in the plan are primarily used to manage risk and gain asset class exposure while still maintaining liquidity. Derivative instruments mainly consist of equity futures, interest rate futures, interest rate swaps and currency forward contracts.

Our common stock represents approximately 3% and 4% of total plan assets at December 31, 2012 and 2011, respectively.

We review our assets at least quarterly to ensure we are within the targeted asset allocation ranges and, if necessary, asset balances are adjusted back within target allocations. We employ a broadly diversified investment manager structure that includes diversification by active and passive management, style, capitalization, country, sector, industry and number of investment managers.

The fair value measurement of plan assets using significant unobservable inputs (Level 3) changed due to the following:

(DOLLARS IN MILLIONS)	Global Equities	Enhanced Global Equities	Private Equities	Corporate Bonds	Real Estate	Total
Balance, December 31, 2010	$1	$245	$1,134	$–	$944	$2,324
Realized gains (losses)	–	(1)	108	–	(6)	101
Unrealized gains (losses) relating to instruments still held in the reporting period	–	(1)	17	6	137	159
Purchases, sales, and settlements, net	(1)	(4)	(100)	104	289	288
Balance, December 31, 2011	–	239	1,159	110	1,364	2,872
Plan assets acquired	–	63	–	–	79	142
Realized gains	–	1	174	3	6	184
Unrealized (losses) gains relating to instruments still held in the reporting period	–	31	(14)	51	115	183
Purchases, sales, and settlements, net	–	113	(117)	112	221	329
Balance, December 31, 2012	$–	$447	$1,202	$276	$1,785	$3,710

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

Private equity limited partnerships are valued quarterly using discounted cash flows, earnings multiples and market multiples. Valuation adjustments reflect changes in operating results, financial condition, or prospects of the applicable portfolio com-

pany. Over-the-counter securities and government obligations are valued at the bid prices or the average of the bid and ask prices on the last business day of the year from published sources or, if not available, from other sources considered reliable, generally broker quotes. Temporary cash investments are stated at cost, which approximates fair value.

ESTIMATED FUTURE CONTRIBUTIONS AND BENEFIT PAYMENTS

We expect to make contributions of approximately $200 million to our foreign defined benefit pension plans in 2013. Although we are not required to make contributions to our domestic defined benefit pension plans through the end of 2013, we may elect to make discretionary contributions in 2013. Contributions do not reflect benefits to be paid directly from corporate assets.

Benefit payments, including amounts to be paid from corporate assets, and reflecting expected future service, as appropriate, are expected to be paid as follows: $1,657 million in 2013, $1,654 million in 2014, $1,724 million in 2015, $1,793 million in 2016, $1,880 million in 2017, and $10,442 million from 2018 through 2022.

Postretirement Benefit Plans. We sponsor a number of postretirement benefit plans that provide health and life benefits to eligible retirees. Such benefits are provided primarily from domestic plans, which comprise approximately 88% of the benefit obligation. The postretirement plans are primarily unfunded. Assets in funded plans are primarily invested in cash and cash equivalents.

(DOLLARS IN MILLIONS)	2012	2011

Change in Benefit Obligation:
Beginning balance	$784	$832
Service cost	3	3
Interest cost	37	39
Actuarial loss (gain)	45	(7)
Total benefits paid	(107)	(104)
Business combinations	328	–
Other	16	21
Ending balance	$1,106	$784

Change in Plan Assets:
Beginning balance	$–	$10
Actual return on plan assets	–	2
Employer contributions	85	76
Benefits paid from plan assets	(107)	(104)
Other	22	16
Ending balance	$–	$–

Funded Status:
Fair value of plan assets	$–	$–
Benefit obligations	(1,106)	(784)
Funded status of plan	$(1,106)	$(784)

Amounts Recognized in the Consolidated Balance Sheet Consist of:
Current liability	$(91)	$(74)
Noncurrent liability	(1,015)	(710)
Net amount recognized	$(1,106)	$(784)

Amounts Recognized in Accumulated Other Comprehensive Loss Consist of:
Net actuarial gain	$(65)	$(120)
Prior service (credit) cost	(11)	2
Net amount recognized	$(76)	$(118)

As part of our acquisition of Goodrich on July 26, 2012, we assumed approximately $328 million of postretirement projected benefit obligations.

We modified the postretirement medical benefits provided to legacy Goodrich salaried employees by eliminating any company subsidy for retirements that occur after January 31, 2014. This resulted in a $16 million reduction in the projected benefit obligation as of July 26, 2012.

The components of net periodic benefit cost are as follows:

(DOLLARS IN MILLIONS)	2012	2011	2010
Other Postretirement Benefits:
Service cost	$3	$3	$2
Interest cost	37	39	46
Expected return on plan assets	–	(1)	(1)
Amortization of prior service credit	(4)	(2)	(2)
Recognized actuarial net gain	(6)	(8)	(1)
Net settlement and curtailment gain	(2)	(8)	–
Net periodic other postretirement benefit cost	$28	$23	$44

Other changes in plan assets and benefit obligations recognized in other comprehensive loss in 2012 are as follows:

(DOLLARS IN MILLIONS)
Current year actuarial loss	$49
Current year prior service credit	(16)
Amortization of prior service credit	4
Amortization of actuarial net gain	6
Net settlements and curtailments	(1)
Total recognized in other comprehensive loss	$42

Net recognized in net periodic other postretirement benefit cost and other comprehensive loss	$70

The estimated amounts that will be amortized from accumulated other comprehensive loss into net periodic benefit cost in 2013 include actuarial net gains of $4 million and prior service credit of $11 million.

Major assumptions used in determining the benefit obligation and net cost for postretirement plans are presented in the following table as weighted-averages:

	Benefit Obligation		Net Cost
	2012	2011	2012	2011	2010
Discount rate	3.6%	4.3%	4.2%	4.9%	5.5%
Expected return on plan assets	–	–	–	5.0%	5.0%

Assumed health care cost trend rates are as follows:

	2012	2011
Health care cost trend rate assumed for next year	8.0%	8.5%
Rate that the cost trend rate gradually declines to	5.0%	5.0%
Year that the rate reaches the rate it is assumed to remain at	2019	2019

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

	2012 One-Percentage-Point
(DOLLARS IN MILLIONS)	Increase	Decrease
Effect on total service and interest cost	$2	$(2)
Effect on postretirement benefit obligation	71	(60)

ESTIMATED FUTURE BENEFIT PAYMENTS

Benefit payments, including net amounts to be paid from corporate assets and reflecting expected future service, as appropriate, are expected to be paid as follows: $100 million in 2013, $98 million in 2014, $95 million in 2015, $89 million in 2016, $83 million in 2017, and $357 million from 2018 through 2022.

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

Our participation in these plans for the annual periods ended December 31 is outlined in the table below. Unless otherwise noted, the most recent Pension Protection Act (PPA) zone status available in 2012 and 2011 is for the plan’s year-end at June 30, 2011, and June 30, 2010, respectively. The zone status is based on information that we received from the plan and is certified by the plan’s actuary. Our significant plan is in the green zone which represents at least 80 percent funded and does not require a financial improvement plan (FIP) or a rehabilitation plan (RP).

(DOLLARS IN MILLIONS)		Pension Protection Act Zone Status		FIP/ RP Status	Contributions
Pension Fund	EIN/Pension Plan Number	2012	2011	Pending/ Implemented	2012	2011	2010	Surcharge Imposed	Expiration Date of Collective-Bargaining Agreement
National Elevator Industry Pension Plan	23-2694291	Green	Green	No	$63	$56	$55	No	July 8, 2017
Other funds					36	38	35
					$99	$94	$90

For the plan years ended June 30, 2011 and 2010, respectively, we were listed in the National Elevator Industry Pension Plan’s Forms 5500 as providing more than 5% of the total contributions for the plan. At the date these financial statements were issued, Forms 5500 were not available for the plan year ending June 30, 2012.

In addition, we participate in several multiemployer arrangements that provide postretirement benefits other than pensions, with the National Elevator Industry Health Benefit Plan being the most significant. These arrangements generally provide medical and life benefits for eligible active employees and retirees and their dependents. Contributions to multiemployer plans that provide postretirement benefits other than pensions were $11 million, $10 million and $10 million for 2012, 2011 and 2010, respectively.

Stock-based Compensation. We have long-term incentive plans authorizing various types of market and performance based incentive awards that may be granted to officers and employees. Our Long Term Incentive Plan (LTIP) was initially approved on April 13, 2005 and amended in 2011 to increase the maximum number of shares available for award under the LTIP to 119 million shares. All equity-based compensation awards are made exclusively through the LTIP. As of December 31, 2012, approximately 44 million shares remain available for awards under the LTIP. The LTIP does not contain an aggregate annual award limit. We expect that the shares awarded on an annual basis will range from 1% to 1.5% of shares outstanding. The LTIP will expire after all shares have been awarded or April 30, 2017, whichever is sooner.

Under all long-term incentive plans, the exercise price of awards is set on the grant date and may not be less than the fair market value per share on that date. Generally, stock appreciation rights and stock options have a term of ten years and a minimum three-year vesting period. In the event of retirement, awards held for more than one year become vested and exercisable. LTIP awards with performance-based vesting generally have a minimum three-year vesting period and vest based on performance against pre-established metrics. In the event of retirement, vesting for awards held more than one year does not accelerate, but such awards remain eligible to vest as scheduled based on actual performance relative to target metrics. We have historically repurchased shares of our common stock in an amount at least equal to the number of shares issued under our equity compensation arrangements and will continue to evaluate this policy in conjunction with our overall share repurchase program.

We measure the cost of all share-based payments, including stock options, at fair value on the grant date and recognize this cost in the statement of operations. For the years ended December 31, 2012, 2011 and 2010, $210 million, $221 million and $148 million, respectively, of compensation cost was recog-

nized in operating results. The associated future income tax benefit recognized was $76 million, $75 million and $47 million for the years ended December 31, 2012, 2011 and 2010, respectively.

For the years ended December 31, 2012, 2011 and 2010, the amount of cash received from the exercise of stock options was $381 million, $226 million and $386 million, respectively, with an associated tax benefit realized of $111 million, $101 million and $139 million, respectively. In addition, for the years ended December 31, 2012, 2011 and 2010, the associated tax benefit realized from the vesting of performance share units was $15 million, $19 million and $20 million, respectively. Also, in accordance with the Compensation—Stock Compensation Topic of the FASB

ASC, for the years ended December 31, 2012, 2011 and 2010, $67 million, $81 million and $94 million, respectively, of certain tax benefits have been reported as operating cash outflows with corresponding cash inflows from financing activities.

At December 31, 2012, there was $185 million of total unrecognized compensation cost related to non-vested equity awards granted under long-term incentive plans. This cost is expected to be recognized ratably over a weighted-average period of 1.9 years.

A summary of the transactions under all long-term incentive plans for the year ended December 31, 2012 follows:

	Stock Options		Stock Appreciation Rights		Performance Share Units		Other Incentive Shares / Units
(SHARES AND UNITS IN THOUSANDS)	Shares	Average Price*	Shares	Average Price*	Units	Average Price**
Outstanding at:
December 31, 2011	21,029	$47.63	34,038	$66.70	2,962	$67.31	1,109
Granted	428	75.47	7,909	74.88	1,159	74.71	467
Exercised/earned	(7,546)	40.36	(2,645)	60.70	(607)	55.82	(207)
Cancelled	(105)	50.93	(881)	70.88	(723)	60.03	(85)
December 31, 2012	13,806	$52.45	38,421	$68.70	2,791	$74.77	1,284

*	weighted-average exercise price

**	weighted-average grant stock price

The weighted-average grant date fair value of stock options and stock appreciation rights granted during 2012, 2011 and 2010 was $19.32, $20.26 and $17.86, respectively. The weighted-average grant date fair value of performance share units, which vest upon achieving certain performance metrics, granted during 2012, 2011, and 2010 was $82.15, $87.65 and $78.73, respectively. The total fair value of awards vested during the years ended December 31, 2012, 2011 and 2010 was $187 million, $170 million and $172 million, respectively. The total intrinsic value (which is the amount by which the stock price exceeded the exercise price on the date of exercise) of stock options and stock appreciation rights exercised during the years ended December 31, 2012, 2011 and 2010 was $370 million, $336 million and $446 million, respectively. The total intrinsic value (which is the stock price at vesting) of performance share units vested was $46 million, $59 million and $62 million during the years ended December 31, 2012, 2011 and 2010, respectively.

The following table summarizes information about equity awards outstanding that are vested and expected to vest and equity awards outstanding that are exercisable at December 31, 2012:

	Equity Awards Vested and Expected to Vest				Equity Awards That Are Exercisable
(SHARES IN THOUSANDS, AGGREGATE INTRINSIC VALUE IN MILLIONS)	Awards	Average Price*	Aggregate Intrinsic Value	Remaining Term**	Awards	Average Price*	Aggregate Intrinsic Value	Remaining Term**
Stock Options/Stock Appreciation Rights	51,737	$63.90	$937	5.2	35,142	$58.44	$828	3.7
Performance Share Units/Restricted Stock	3,645	–	299	1.2

*	weighted-average exercise price per share

**	weighted-average contractual remaining term in years

The fair value of each option award is estimated on the date of grant using a binomial lattice model. The following table indicates the assumptions used in estimating fair value for the years ended December 31, 2012, 2011 and 2010. Lattice-based option models incorporate ranges of assumptions for inputs, those ranges are as follows:

	2012	2011	2010
Expected volatility	30% – 35%	26% – 32%	24% – 28%
Weighted-average volatility	30%	26%	25%
Expected term (in years)	7.4 – 7.7	7.5 – 8.0	7.4 – 7.9
Expected dividends	2.3%	2.4%	2.7%
Risk-free rate	0.0% – 2.0%	0.1% – 3.5%	0.1% – 4.0%

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

NOTE 13: RESTRUCTURING COSTS

During 2012, we recorded net pre-tax restructuring costs totaling $614 million for new and ongoing restructuring actions. We recorded charges in the segments as follows:

(DOLLARS IN MILLIONS)
Otis	$164
UTC Climate, Controls & Security	143
Pratt & Whitney	96
UTC Aerospace Systems	115
Sikorsky	53
Eliminations and other	19
Restructuring costs recorded within continuing operations	590
Restructuring costs recorded within discontinued operations	24
Total	$614

The net costs consist of $340 million recorded in cost of sales, $249 million in selling, general and administrative expenses, $1 million in other income, net, and $24 million in discontinued operations. As described below, these charges primarily relate to actions initiated during 2012 and 2011.

2012 Actions. During 2012, we initiated restructuring actions relating to ongoing cost reduction efforts, including workforce reductions and consolidation of manufacturing operations. We recorded net pre-tax restructuring costs totaling $576 million for restructuring actions initiated in 2012, consisting of $313 million in cost of sales, $236 million in selling, general and administrative expenses, $1 million in other income, net, and $26 million in discontinued operations. Additionally, due to the Goodrich acquisition, we assumed restructuring accruals totaling $19 million.

We expect the actions that were initiated in 2012 to result in net workforce reductions of approximately 7,000 hourly and salaried employees, the exiting of approximately 2.6 million net square feet of facilities and the disposal of assets associated with exited facilities. As of December 31, 2012, we have completed, with respect to the actions initiated in 2012, net workforce reductions of approximately 4,000 employees and 750,000 net square feet of facilities have been exited. We are targeting to complete in 2013 the majority of the remaining workforce and all facility related cost reduction actions initiated in 2012. No specific plans for significant other actions have been finalized at this time.

The following table summarizes the accrual balances and utilization by cost type for the 2012 restructuring actions:

(DOLLARS IN MILLIONS)	Severance	Asset Write- Downs	Facility Exit, Lease Termination and Other Costs	Total
Net pre-tax restructuring charges	$452	$14	$110	$576
Restructuring accruals assumed from Goodrich	19	–	–	19
Utilization and foreign exchange	(182)	(14)	(60)	(256)
Balance at December 31, 2012	$289	$–	$50	$339

The following table summarizes expected, incurred and remaining costs for the 2012 restructuring actions by type:

(DOLLARS IN MILLIONS)	Severance	Asset Write- Downs	Facility Exit, Lease Termination and Other Costs	Total
Expected costs	$475	$14	$192	$681
Costs incurred during 2012	(452)	(14)	(110)	(576)
Remaining costs at December 31, 2012	$23	$–	$82	$105

The following table summarizes expected, incurred and remaining costs for the 2012 restructuring actions by segment:

(DOLLARS IN MILLIONS)	Expected Costs	Costs Incurred During 2012	Remaining Costs at December 31, 2012
Otis	$164	$(146)	$18
UTC Climate, Controls & Security	164	(123)	41
Pratt & Whitney	103	(94)	9
UTC Aerospace Systems	155	(121)	34
Sikorsky	50	(47)	3
Eliminations and other	19	(19)	–
Discontinued operations	26	(26)	–
Total	$681	$(576)	$105

2011 Actions. During 2012, we recorded net pre-tax restructuring costs totaling $53 million for restructuring actions initiated in 2011, consisting of $33 million in cost of sales, $19 million in selling, general and administrative expenses, and $1 million in discontinued operations. The 2011 actions relate to ongoing cost reduction efforts, including workforce reductions and the consolidation of field operations.

As of December 31, 2012, we have completed net workforce reductions of approximately 4,200 employees of an expected 4,900, and have exited 200,000 net square feet of facilities of an expected 2 million net square feet. The remaining workforce and facility reduction actions are targeted for completion during 2013.

The following table summarizes the restructuring accrual balances and utilization by cost type for the 2011 programs:

(DOLLARS IN MILLIONS)	Severance	Asset Write- Downs	Facility Exit, Lease Termination and Other Costs	Total
Restructuring accruals at January 1, 2012	$144	$–	$10	$154
Net pre-tax restructuring charges	30	1	22	53
Utilization and foreign exchange	(138)	(1)	(26)	(165)
Balance at December 31, 2012	$36	$–	$6	$42

The following table summarizes expected, incurred and remaining costs for the 2011 programs by type:

(DOLLARS IN MILLIONS)	Severance	Asset Write- Downs	Facility Exit, Lease Termination and Other Costs	Total
Expected costs	$296	$5	$67	$368
Costs incurred during 2011	(259)	(4)	(23)	(286)
Costs incurred during 2012	(30)	(1)	(22)	(53)
Remaining costs at December 31, 2012	$7	$–	$22	$29

The following table summarizes expected, incurred and remaining costs for the 2011 programs by segment:

(DOLLARS IN MILLIONS)	Expected Costs	Costs Incurred During 2011	Costs Incurred During 2012	Remaining Costs at December 31, 2012
Otis	$104	$(76)	$(19)	$9
UTC Climate, Controls & Security	119	(93)	(25)	1
Pratt & Whitney	47	(37)	(3)	7
UTC Aerospace Systems	8	(8)	–	–
Sikorsky	66	(51)	(5)	10
Discontinued operations	24	(21)	(1)	2
Total	$368	$(286)	$(53)	$29

NOTE 14: FINANCIAL INSTRUMENTS

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

Foreign Currency Forward Contracts. We manage our foreign currency transaction risks to acceptable limits through the use of derivatives that hedge forecasted cash flows associated with foreign currency transaction exposures which are accounted for as cash flow hedges, as deemed appropriate. To the extent these derivatives are effective in offsetting the variability of the hedged cash flows, and otherwise meet the hedge accounting criteria of the Derivatives and Hedging Topic of the FASB ASC, changes in the derivatives’ fair values are not included in current earnings but are included in “Accumulated other comprehensive loss”. These changes in fair value will subsequently be reclassified into earnings as a component of product sales or expenses, as applicable, when the forecasted transaction occurs. To the extent that a previously designated hedging transaction is no longer an effective hedge, any ineffectiveness measured in the hedging relationship is recorded currently in earnings in the period it occurs.

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

The four quarter rolling average of the notional amount of foreign exchange contracts hedging foreign currency transactions was $11.8 billion and $10.4 billion at December 31, 2012 and 2011, respectively.

Additional information pertaining to foreign exchange and hedging activities is included in Note 1.

We enter into transactions that are subject to enforceable master netting arrangements or other similar agreements with various counterparties. However, we have not elected to offset multiple contracts with a single counterparty and, as a result, the fair value of the derivative instruments in a loss position is not offset against the fair value of derivative instruments in a gain position.

The following table summarizes the fair value of derivative instruments as of December 31, 2012 and December 31, 2011 which consist solely of foreign exchange contracts:

	December 31, 2012		December 31, 2011
(DOLLARS IN MILLIONS)	Derivatives designated as hedging instruments	Derivatives not designated as hedging instruments	Derivatives designated as hedging instruments	Derivatives not designated as hedging instruments
Balance Sheet Asset Locations:
Other assets, current	$48	$47	$69	$40
Other assets	30	3	3	2
	78	50	72	42
Total Asset Derivative Contracts		$128		$114

Balance Sheet Liability Locations:
Accrued liabilities	$10	$136	$81	$40
Other long-term liabilities	1	2	43	1
	11	138	124	41
Total Liability Derivative Contracts		$149		$165

The impact from foreign exchange derivative instruments that qualified as cash flow hedges for the period was as follows:

	December 31,
(DOLLARS IN MILLIONS)	2012	2011
Gain (loss) recorded in Accumulated other comprehensive loss	$88	$(46)
Gain reclassified from Accumulated other comprehensive loss into Product sales (effective portion)	31	96

Assuming current market conditions continue, a $40 million pre-tax gain is expected to be reclassified from Accumulated other comprehensive loss into Product sales to reflect the fixed prices obtained from foreign exchange hedging within the next 12 months. At December 31, 2012, all derivative contracts accounted for as cash flow hedges mature by December 2015.

The effect on the Consolidated Statement of Operations from foreign exchange contracts not designated as hedging instruments was as follows:

	December 31,
(DOLLARS IN MILLIONS)	2012	2011
Loss recognized in Other income, net	$(120)	$(39)

Fair Value Disclosure. As of January 1, 2012, we adopted the provisions of the FASB issued ASU No. 2011-04, “Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs.” This ASU

clarifies many of the existing concepts for measuring fair value and does not result in a change in our application of the FASB ASC Topic “Fair Value Measurements and Disclosures.” The guidance includes enhanced disclosure requirements about recurring Level 3 fair value measurements for each class of assets and liabilities measured at fair value in the balance sheet, which has no impact on our financial statements or disclosures as there are presently no Level 3 fair value measurements in our Consolidated Balance Sheet. This ASU also requires additional disclosures for items that are not measured at fair value in the balance sheet but for which the fair value is required to be disclosed.

Valuation Hierarchy. The FASB ASC Topic “Fair Value Measurements and Disclosure” establishes a valuation hierarchy for disclosure of the inputs to the valuations used to measure fair value. This hierarchy prioritizes the inputs into three broad levels as follows: Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets in markets that are not active, inputs other than quoted prices that are observable for the asset or liability, including interest rates, yield curves and credit risks, or inputs that are derived principally from or corroborated by observable market data through correlation. Level 3 inputs are unobservable inputs based on our own assumptions used to measure assets and liabilities at fair value. A financial asset or liability’s classification within the hierarchy is determined based on the lowest level input that is significant to the fair value measurement.

The following table provides the assets and liabilities carried at fair value measured on a recurring basis as of December 31, 2012 and 2011:

(DOLLARS IN MILLIONS)	Total Carrying Value at December 31, 2012	Quoted price in active markets (Level 1)	Significant other observable inputs (Level 2)	Unobservable inputs (Level 3)
Recurring fair value measurements:
Available-for-sale securities	$781	$781	$–	$–
Derivative assets	128	–	128	–
Derivative liabilities	(149)	–	(149)	–
Nonrecurring fair value measurements:
Equity method investments	432	–	432	–
Business dispositions	84	–	84	–

During 2012, we recorded net gains on nonrecurring fair value measurements of approximately $157 million within Other income, net from UTC Climate, Controls & Security’s ongoing portfolio transformation efforts including the integration of the legacy UTC Fire & Security businesses with the legacy Carrier businesses. These net gains include approximately $357 million from the sales of controlling interests in manufacturing and distribution joint ventures in Asia and Canada, of which approximately $272 million was non-cash. These gains were partially offset by $168 million of other-than-temporary impairment charges related to business dispositions and a $32 million loss on the disposition of the U.S. UTC Fire & Security branch operations. In addition, we recorded a $34 million gain on the fair market measurement of the Company’s previously held interest in Goodrich.

(DOLLARS IN MILLIONS)	Total Carrying Value at December 31, 2011	Quoted price in active markets (Level 1)	Significant other observable inputs (Level 2)	Unobservable inputs (Level 3)
Recurring fair value measurements:
Available-for-sale securities	$926	$926	$–	$–
Derivative assets	114	–	114	–
Derivative liabilities	(165)	–	(165)	–
Nonrecurring fair value measurements:
Equity method investment	13	13	–	–

During 2011, we recorded a non-cash other-than-temporary impairment charge of $66 million within Other income, net on an equity investment. The impairment charge recorded on our investment was determined by comparing the carrying value of our investment to the closing market value of the shares on the date the investment was deemed to be impaired.

Valuation Techniques. Our available-for-sale securities include equity investments that are traded in active markets, either domestically or internationally. They are measured at fair value using closing stock prices from active markets and are classified within Level 1 of the valuation hierarchy. Our derivative assets and liabilities include foreign exchange contracts and commodity derivatives that are measured at fair value using internal models based on observable market inputs such as forward rates, interest rates, our own credit risk and our counterparties’ credit risks. Based on these inputs, the derivative assets and liabilities are classified within Level 2 of the valuation hierarchy. Based on our continued ability to trade securities and enter into forward contracts, we consider the markets for our fair value instruments to be active. As of December 31, 2012, there were no significant transfers in and out of Level 1 and Level 2.

As of December 31, 2012, there has not been any significant impact to the fair value of our derivative liabilities due to our own credit risk. Similarly, there has not been any significant adverse impact to our derivative assets based on our evaluation of our counterparties’ credit risks.

The following table provides carrying amounts and fair values of financial instruments that are not carried at fair value at December 31, 2012 and 2011:

	December 31, 2012		December 31, 2011
(DOLLARS IN MILLIONS)	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Long-term receivables	$499	$464	$283	$276
Customer financing notes receivable	375	371	309	297
Short-term borrowings	(503)	(503)	(630)	(630)
Long-term debt (excluding capitalized leases)	(22,665)	(25,606)	(9,575)	(11,639)
Long-term liabilities	(182)	(167)	–	–

The following table provides the valuation hierarchy classification of assets and liabilities that are not carried at fair value in our Consolidated Balance Sheet as of December 31, 2012:

(DOLLARS IN MILLIONS)	Total Fair Value at December 31, 2012	Quoted price in active markets (Level 1)	Significant other observable inputs (Level 2)	Unobservable inputs (Level 3)
Long-term receivables	$464	$–	$464	$–
Customer financing notes receivable	371	–	371	–
Short-term borrowings	(503)	–	(320)	(183)
Long-term debt (excluding capitalized leases)	(25,606)	–	(25,548)	(58)
Long-term liabilities	(167)	–	(167)	–

Valuation Techniques. Our long-term receivables and customer financing notes receivable include our commercial and aerospace long-term trade, government and other receivables, leases, and notes receivable. Our long-term liabilities include our aerospace long-term customer payments. Our long-term receivables, customer financing notes receivable and long-term liabilities are measured at fair value using an income approach based on the present value of the contractual, promised or most likely cash flows discounted at observed or estimated market rates for comparable assets or liabilities that are traded in the market. Based on these inputs, long-term receivables, customer financing notes receivable and long-term liabilities are classified within Level 2 of the valuation hierarchy. Our short-term borrowings include commercial paper and other international credit facility agreements. Our long-term debt includes domestic and international notes. Commercial paper and domestic long-term notes are measured at fair values based on comparable transactions and current market interest rates quoted in active markets for similar assets, and are classified within Level 2 of the valuation hierarchy. Foreign short-term borrowings and for-

eign long-term notes are measured at fair value based on comparable transactions and rates calculated from the respective countries’ yield curves. Based on these inputs, foreign borrowings and foreign long-term notes are classified within Level 3 of the valuation hierarchy. The fair values of Accounts receivable and Accounts payable approximate the carrying amounts due to the short-term maturities of these instruments.

We had commercial aerospace financing and other contractual commitments totaling approximately $10.9 billion at December 31, 2012, which now include approximately $5.8 billion of IAE commitments, related to commercial aircraft and certain contractual rights to provide product on new aircraft platforms. We had commercial aerospace financing and other contractual commitments of approximately $3.0 billion at December 31, 2011. Risks associated with changes in interest rates on these commitments are mitigated by the fact that interest rates are variable during the commitment term, and are set at the date of funding based on current market conditions, the fair value of the underlying collateral and the credit worthiness of the customers. As a result, the fair value of these financings is expected to equal the amounts funded. The fair value of the commitment itself is not readily determinable and is not considered significant.

NOTE 15: CREDIT QUALITY OF LONG-TERM RECEIVABLES

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

Long-term trade accounts receivable represent amounts arising from the sale of goods and services with a contractual maturity date of greater than one year and are recognized as “Other assets” in our Consolidated Balance Sheet. Notes and leases receivable represent notes and lease receivables other than receivables related to operating leases, and are recognized as “Customer financing assets” in our Consolidated Balance Sheet. The following table summarizes the balance by class of aerospace long-term receivables as of December 31, 2012 and 2011:

(DOLLARS IN MILLIONS)	December 31, 2012	December 31, 2011
Long-term trade accounts receivable	$593	$204
Notes and leases receivable	584	365
Total long-term receivables	$1,177	$569

The increases reflected above as of December 31, 2012, as compared to December 31, 2011, primarily reflect the impacts of the Goodrich acquisition and our consolidation of IAE. See Note 2 for further discussion related to acquisitions.

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

Long-term receivables can be considered delinquent if payment has not been received in accordance with the underlying agreement. If determined delinquent, long-term trade accounts receivable and notes and leases receivable balances accruing interest may be placed on nonaccrual status. We record potential losses related to long-term receivables when identified. The reserve for credit losses on these receivables relates to specifically identified receivables that are evaluated individually for impairment. For notes and leases receivable we determine a specific reserve for exposure based on the difference between the carrying value of the receivable and the estimated fair value of the related collateral in connection with the evaluation of credit risk and collectability. For long-term trade accounts receivable we evaluate credit risk and collectability individually to determine if an allowance is necessary. Uncollectible long-term receivables are written-off when collection of the indebtedness has been pursued for a reasonable period of time without collection; the customer is no longer in operation; or judgment has been levied, but the underlying assets are not adequate to satisfy the indebtedness. At both December 31, 2012 and 2011, we do not have any significant balances that are considered to be delinquent, on non-accrual status, past due 90 days or more, or considered to be impaired.

The following table provides the balance of aerospace long-term receivables and summarizes the associated changes in the reserve for estimated credit losses and exposure for the years ended December 31, 2012 and 2011, respectively:

(DOLLARS IN MILLIONS)	2012	2011
Beginning balance of the reserve for credit losses and exposure as of January 1	$70	$42
Provision	1	25
Charge-offs	–	–
Recoveries	(5)	(9)
Other	(6)	12
Ending balance of the reserve for credit losses and exposure: individually evaluated for impairment as of December 31	$60	$70

Ending balance of long-term receivables: individually evaluated for impairment as of December 31	$1,177	$569

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

The following table summarizes the credit risk profile by creditworthiness category for aerospace long-term receivable balances at December 31, 2012 and 2011:

	December 31, 2012		December 31, 2011
(DOLLARS IN MILLIONS)	Long-term trade accounts receivable	Notes and leases receivable	Long-term trade accounts receivable	Notes and leases receivable
A—(low risk, collateralized/ uncollateralized)	$569	$26	$201	$–
B—(moderate risk, collateralized/uncollateralized)	21	458	3	295
C—(high risk, collateralized/uncollateralized)	3	100	–	70
D—(in default, uncollateralized)	–	–	–	–
Total	$593	$584	$204	$365

NOTE 16: GUARANTEES

We extend a variety of financial guarantees to third parties. As of December 31, 2012 and 2011 the following financial guarantees were outstanding:

	2012		2011
(DOLLARS IN MILLIONS)	Maximum Potential Payment	Carrying Amount of Liability	Maximum Potential Payment	Carrying Amount of Liability
IAE’s financing arrangements* (See Note 5)	$–	$–	$989	$20
Commercial aerospace financing arrangements (See Note 5)	346	7	323	30
Credit facilities and debt obligations—unconsolidated subsidiaries (expire 2013 to 2034)	240	2	239	3
Performance guarantees	33	–	33	–

*	Represents IAE’s gross obligation; at December 31, 2011 our proportionate share of IAE’s obligations was 33%. As disclosed in Note 2, on June 29, 2012 Pratt & Whitney, Rolls-Royce, MTU and JAEC, completed a restructuring of their interests in IAE and as a result, we now consolidate IAE.

We also have obligations arising from sales of certain businesses and assets, including those from representations and warranties and related indemnities for environmental, health and safety, tax and employment matters. The maximum potential payment related to these obligations is not a specified amount as a number of the obligations do not contain financial caps. The carrying amount of liabilities related to these obligations was $144 million and $138 million at December 31, 2012 and 2011, respectively. For additional information regarding the environmental indemnifications, see Note 18.

We accrue for costs associated with guarantees when it is probable that a liability has been incurred and the amount can be reasonably estimated. The most likely cost to be incurred is accrued based on an evaluation of currently available facts, and where no amount within a range of estimates is more likely, the minimum is accrued. In accordance with the FASB ASC Topic “Guarantees” of FASB ASC, we record a liability for the fair value of such guarantees in the balance sheet.

We provide service and warranty policies on our products and extend performance and operating cost guarantees beyond our normal service and warranty policies on some of our products, particularly commercial aircraft engines. In addition, we incur discretionary costs to service our products in connection with specific product performance issues. Liabilities for performance and operating cost guarantees are based upon future product performance and durability, and are largely estimated based upon historical experience. Adjustments are made to accruals as claim data and historical experience warrant. The changes in the carrying amount of service and product warranties and product performance guarantees for the years ended December 31, 2012 and 2011 are as follows:

(DOLLARS IN MILLIONS)	2012	2011
Balance as of January 1	$1,468	$1,136
Warranties and performance guarantees issued	325	475
Settlements made	(277)	(440)
Other	(184)	297
Balance as of December 31	$1,332	$1,468

The decrease in the above table in “Other” during the year ended December 31, 2012 primarily reflects a decrease for Clipper warranty reserves as a result of the sale of the company, partially offset by an increase from the Goodrich acquisition. See Note 3 and Note 2, respectively, for further discussion. The increase reflected in “Other” during the year ended December 31, 2011 primarily reflected the impact of finalizing purchase accounting on the original acquisition of Clipper.

NOTE 17: COLLABORATIVE ARRANGEMENTS

In view of the risks and costs associated with developing new engines, Pratt & Whitney has entered into certain collaboration arrangements in which sales, costs and risks are shared. Sales generated from engine programs, spare parts, and aftermarket business under collaboration arrangements are recorded as earned in our financial statements. Amounts attributable to our collaborators for their share of sales are recorded as an expense in our financial statements based upon the terms and nature of the arrangement. Costs associated with engine programs under collaborative arrangements are expensed as incurred. Under these arrangements, collaborators contribute their program share of engine parts, incur their own production costs and make certain payments to Pratt & Whitney for shared or joint program costs. The reimbursement of the collaborators’ share of program costs is recorded as a reduction of the related expense item at that time. As of December 31, 2012, the collaborators’ interests in all commercial engine programs ranged from 14% to 48%, inclusive of a portion of Pratt & Whitney’s interests held by other participants. Pratt & Whitney is the principal participant in all existing collaborative arrangements. There are no individually significant collaborative arrangements and none of the collaborators exceed a 31% share in an individual program.

On June 29, 2012, Pratt & Whitney, Rolls-Royce, MTU, and JAEC, participants in the IAE collaboration, completed a restructuring of their interests in IAE. Under the terms of the agreement, Rolls-Royce sold its ownership and collaboration interests in IAE to Pratt & Whitney, while also entering into an agreement to license its V2500 intellectual property to Pratt & Whitney. In exchange for the increased ownership and collaboration interests and intellectual property license, Pratt & Whitney paid Rolls-Royce $1.5 billion at closing with additional payments due to Rolls-Royce conditional upon each hour flown by V2500-powered aircraft in service at the closing date of the purchase from Rolls-Royce during the fifteen year period following closing of the purchase. The collaboration interest and intellectual property licenses are reflected as intangible assets and will be amortized in relation to the economic benefits received over the remaining estimated 30 year life of the V2500 program. Rolls-Royce will continue to support the program as a strategic supplier for the V2500 engine and continue to manufacture parts and assemble engines. Pratt & Whitney entered into a collaboration arrangement with MTU with respect to a portion of the acquired collaboration interest in IAE for consideration of approximately $233 million with additional payments due to Pratt & Whitney in the future. As a result of these transactions, Pratt & Whitney holds a 61% net interest in the collaboration and a 49.5% ownership interest in IAE. Please see Note 2 for further discussion of changes in the IAE collaboration arrangement.

The following table illustrates the income statement classification and amounts attributable to transactions arising from the collaborative arrangements between participants for each period presented:

(DOLLARS IN MILLIONS)	2012	2011	2010
Collaborator share of sales:
Cost of products sold	$1,295	$963	$850
Cost of services sold	216	36	38
Collaborator share of program costs (reimbursement of expenses incurred):
Cost of products sold	(97)	(88)	(83)
Research and development	(203)	(220)	(135)
Selling, general and administrative	(7)	(4)	(5)

NOTE 18: CONTINGENT LIABILITIES

Leases. We occupy space and use certain equipment under lease arrangements. Rental commitments of $2,486 million at December 31, 2012 under long-term non-cancelable operating leases are payable as follows: $646 million in 2013, $510 million in 2014, $378 million in 2015, $255 million in 2016, $158 million in 2017 and $539 million thereafter. Rent expense was $457 million in 2012, $453 million in 2011 and $445 million in 2010.

Additional information pertaining to commercial aerospace rental commitments is included in Note 5 to the Consolidated Financial Statements.

Environmental. Our operations are subject to environmental regulation by federal, state and local authorities in the United States and regulatory authorities with jurisdiction over our foreign operations. As described in Note 1 to the Consolidated Financial Statements, we have accrued for the costs of environmental remediation activities and periodically reassess these amounts. We believe that the likelihood of incurring losses materially in excess of amounts accrued is remote. At December 31, 2012, we had $847 million reserved for environmental remediation. Additional information pertaining to environmental matters is included in Note 1 to the Consolidated Financial Statements.

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

As previously disclosed, the U.S. Department of Justice (DOJ) sued us in 1999 in the U.S. District Court for the Southern District of Ohio, claiming that Pratt & Whitney violated the civil False Claims Act and common law. This lawsuit relates to the “Fighter Engine Competition” between Pratt & Whitney’s F100 engine and General Electric’s F110 engine. The DOJ alleges that the government overpaid for F100 engines under contracts awarded by the U.S. Air Force in fiscal years 1985 through 1990 because Pratt & Whitney inflated its estimated costs for some purchased parts and withheld data that would have revealed the overstatements. At trial of this matter, completed in December 2004, the government claimed Pratt & Whitney’s liability to be $624 million. On August 1, 2008, the trial court judge held that the Air Force had not suffered any actual damages because Pratt & Whitney had made significant price concessions. However, the trial court judge found that Pratt & Whitney violated the False Claims Act due to inaccurate statements contained in its 1983 offer. In the absence of actual damages, the trial court judge awarded the DOJ the maximum civil penalty of $7.09 million, or $10,000 for each of the 709 invoices Pratt & Whitney submitted in 1989 and later under the contracts. In September

2008, both the DOJ and UTC appealed the decision to the Sixth Circuit Court of Appeals. In November 2010, the Sixth Circuit affirmed Pratt & Whitney’s liability under the False Claims Act and remanded the case to the trial court for further proceedings.

On June 18, 2012, the trial court found that Pratt & Whitney had breached other obligations imposed by common law based on the same conduct with respect to which the court previously found liability under the False Claims Act. Under the common law claims, the U.S. Air Force may seek damages for events occurring before March 3, 1989, which are not recoverable under the False Claims Act. Further proceedings at the trial court will determine the damages, if any, relating to the False Claims Act and common law claims. The government continues to seek damages of $624 million, plus interest. Pratt & Whitney continues to contend that the government suffered no actual damages. The parties have submitted briefs and await a decision from the trial court. Should the government ultimately prevail, the outcome of this matter could result in a material adverse effect on our results of operations in the period in which a liability would be recognized or cash flows for the period in which damages would be paid.

As previously disclosed, in December 2008, the Department of Defense (DOD) issued a contract claim against Sikorsky to recover overpayments the DOD alleges it has incurred since January 2003 in connection with cost accounting changes approved by the DOD and implemented by Sikorsky in 1999 and 2006. These changes relate to the calculation of material overhead rates in government contracts. The DOD claims that Sikorsky’s liability is approximately $94 million (including interest through December 31, 2012). We believe this claim is without merit and Sikorsky filed an appeal in December 2009 with the U.S. Court of Federal Claims. Trial in the matter concluded in January 2013 and we await a decision from the court. We do not believe the resolution of this matter will have a material adverse effect on our competitive position, results of operations, cash flows or financial condition.

As previously disclosed, UTC has been involved in administrative review proceedings with the German Tax Office concerning €203 million (approximately $270 million) of tax benefits that we have claimed related to a 1998 reorganization of the corporate structure of Otis operations in Germany. A portion of these tax benefits were disallowed by the local German Tax Office on July 5, 2012, as a result of the audit of tax years 1999 to 2000. The legal and factual issues relating to the denial of the tax benefits center on the interpretation and application of a German tax law. On August 3, 2012, the Company filed suit in the local German tax court and intends to litigate vigorously the matter to conclusion. We do not believe the resolution of this matter will have a material adverse effect on our results of operations, cash flows or financial condition.

Other. Except as otherwise noted, we do not believe that resolution of any of the above matters will have a material adverse effect upon our competitive position, results of operations, cash flows or financial condition.

As described in Note 16 to the Consolidated Financial Statements, we extend performance and operating cost guarantees beyond our normal warranty and service policies for extended periods on some of our products. We have accrued our estimate of the liability that may result under these guarantees and for service costs that are probable and can be reasonably estimated.

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

NOTE 19: SEGMENT FINANCIAL DATA

Our operations for the periods presented herein are classified into five principal segments. The segments are generally determined based on the management structure of the businesses and the grouping of similar operating companies, where each management organization has general operating autonomy over diversified products and services.

Otis products include elevators, escalators, moving walkways and service sold to customers in the commercial and residential property industries around the world.

UTC Climate, Controls & Security products and related services include HVAC and refrigeration systems, building controls and automation, fire and special hazard suppression systems and equipment, security monitoring and rapid response systems, provided to a diversified international customer base principally in the industrial, commercial and residential property and commercial transportation sectors.

Pratt & Whitney products include commercial, military, business jet and general aviation aircraft engines, parts and services, industrial gas turbines, sold to a diversified customer base, including international and domestic commercial airlines and aircraft leasing companies, aircraft manufacturers, and U.S. and foreign governments. Pratt & Whitney also provides product support and a full range of overhaul, repair and fleet management services and produces land-based power generation equipment.

Effective July 1, 2012, the auxiliary power unit business (APU) of the UTC Aerospace Systems business segment was transferred to the Pratt & Whitney business segment. The APU business designs and manufactures a variety of products for commercial and military aircraft. Annual sales for the APU business are approximately $600 million. The reclassification has been made prospectively; prior year results have not been restated for the transfer of the business.

UTC Aerospace Systems provides aerospace products and aftermarket services for commercial, military, business jet and general aviation customers worldwide. Products include electric power generation, management and distribution systems, flight control systems, engine control systems, intelligence, surveillance and reconnaissance systems, engine components, environmental control systems, fire protection and detection systems, propeller systems, aircraft nacelles, and interior, actuation, landing and electronic systems.

Sikorsky products include military and commercial helicopters, aftermarket helicopter and aircraft parts and services.

We have reported our financial and operational results for the periods presented herein under the five principal segments noted above, consistent with how we have reviewed our business operations for decision-making purposes, resource allocation and performance assessment during 2012.

Segment Information. Total sales by segment include intersegment sales, which are generally made at prices approximating those that the selling entity is able to obtain on external sales. Segment information for the years ended December 31 is as follows:

	Net Sales			Operating Profits
(DOLLARS IN MILLIONS)	2012	2011	2010	2012	2011	2010
Otis	$12,056	$12,437	$11,579	$2,512	$2,815	$2,575
UTC Climate, Controls & Security	17,090	18,864	17,876	2,425	2,212	1,776
Pratt & Whitney	13,964	12,711	12,150	1,589	1,867	1,885
UTC Aerospace Systems	8,334	4,760	4,399	944	759	654
Sikorsky	6,791	7,355	6,684	712	840	716
Total segment	58,235	56,127	52,688	8,182	8,493	7,606
Eliminations and other	(527)	(373)	(413)	(72)	(228)	(331)
General corporate expenses	–	–	–	(426)	(419)	(377)
Consolidated	$57,708	$55,754	$52,275	$7,684	$7,846	$6,898

	Total Assets			Capital Expenditures			Depreciation & Amortization
(DOLLARS IN MILLIONS)	2012	2011	2010	2012	2011	2010	2012	2011	2010
Otis	$8,866	$8,717	$8,097	$141	$75	$55	$220	$223	$211
UTC Climate, Controls & Security	22,253	21,630	21,837	265	305	234	418	432	457
Pratt & Whitney	15,938	10,705	10,139	462	290	321	324	332	340
UTC Aerospace Systems	35,589	8,593	8,540	367	163	117	412	172	172
Sikorsky	4,975	4,628	4,521	94	92	108	85	84	83
Total segment	87,621	54,273	53,134	1,329	925	835	1,459	1,243	1,263
Eliminations and other	1,788	7,179	5,359	60	4	3	65	20	37
Consolidated	$89,409	$61,452	$58,493	$1,389	$929	$838	$1,524	$1,263	$1,300

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

	External Net Sales			Operating Profits			Long-Lived Assets
(DOLLARS IN MILLIONS)	2012	2011	2010	2012	2011	2010	2012	2011	2010
United States Operations	$32,175	$28,993	$27,547	$3,663	$4,264	$3,839	$4,311	$2,974	$3,013
International Operations
Europe	11,823	12,344	11,678	2,100	2,089	1,858	1,804	1,210	1,282
Asia Pacific	8,733	9,016	7,658	1,648	1,429	1,152	947	883	839
Other	4,964	5,376	5,369	772	711	757	1,122	760	804
Eliminations and other	13	25	23	(499)	(647)	(708)	334	374	342
Consolidated	$57,708	$55,754	$52,275	$7,684	$7,846	$6,898	$8,518	$6,201	$6,280

Sales from U.S. operations include export sales as follows:

(DOLLARS IN MILLIONS)	2012	2011	2010
Europe	$3,117	$2,284	$1,902
Asia Pacific	2,998	2,448	2,641
Other	3,086	2,989	2,559
	$9,201	$7,721	$7,102

Major Customers. Net Sales include sales under prime contracts and subcontracts to the U.S. Government, primarily related to Pratt & Whitney, UTC Aerospace Systems and Sikorsky products, as follows:

(DOLLARS IN MILLIONS)	2012	2011	2010
Pratt & Whitney	$3,718	$2,995	$3,339
UTC Aerospace Systems	1,742	1,021	1,115
Sikorsky	4,512	4,967	4,529
Other	126	125	151
	$10,098	$9,108	$9,134

SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

	2012 Quarters				2011 Quarters
(DOLLARS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)	First	Second	Third	Fourth	First	Second	Third	Fourth
Net Sales	$12,416	$13,807	$15,042	$16,443	$12,673	$14,469	$14,235	$14,377
Gross margin	3,486	3,873	4,039	4,157	3,521	4,001	3,897	3,966
Net income attributable to common shareowners	330	1,328	1,415	2,057	1,012	1,318	1,324	1,325
Earnings per share of Common Stock:
Basic—net income	$.37	$1.49	$1.58	$2.28	$1.13	$1.48	$1.49	$1.49
Diluted—net income	$.36	$1.47	$1.56	$2.26	$1.11	$1.45	$1.47	$1.47

COMPARATIVE STOCK DATA (UNAUDITED)

	2012			2011
COMMON STOCK	High	Low	Dividend	High	Low	Dividend
First quarter	$87.50	$73.62	$.480	$85.46	$77.05	$.425
Second quarter	$83.57	$70.71	$.480	$90.67	$81.19	$.480
Third quarter	$82.56	$70.95	$.535	$91.83	$67.12	$.480
Fourth quarter	$83.64	$74.44	$.535	$80.36	$66.87	$.480

Our common stock is listed on the New York Stock Exchange. The high and low prices are based on the Composite Tape of the New York Stock Exchange. There were approximately 22,210 registered shareholders at January 31, 2013.

PERFORMANCE GRAPH (UNAUDITED)

The following graph presents the cumulative total shareholder return for the five years ending December 31, 2012 for our common stock, as compared to the Standard & Poor’s 500 Stock Index and to the Dow Jones 30 Industrial Average. Our common stock price is a component of both indices. These figures assume that all dividends paid over the five-year period were reinvested, and that the starting value of each index and the investment in common stock was $100.00 on December 31, 2007.

COMPARISON OF CUMULATIVE FIVE YEAR TOTAL RETURN

	December
	2007	2008	2009	2010	2011	2012
United Technologies Corporation	$100.00	$71.57	$95.40	$110.88	$105.37	$121.28
S&P 500 Index	$100.00	$63.00	$79.67	$91.68	$93.61	$108.59
Dow Jones Industrial Average	$100.00	$68.07	$83.51	$95.25	$103.24	$113.81

Board of Directors

Louis R. Chênevert

Chairman & Chief

Executive Officer

United Technologies Corporation

(Diversified Manufacturer)

John V. Faraci

Chairman and Chief

Executive Officer

International Paper

(Paper, Packaging and Distribution)

Jean-Pierre Garnier

Operating Partner

Advent International

(Global Private Equity Firm)

Retired Chief Executive Officer GlaxoSmithKIine

Jamie S. Gorelick

Partner

WilmerHale

(Law Firm)

Former Deputy Attorney General

of the United States

Former General Counsel of the

Department of Defense

Edward A. Kangas

Former Chairman and CEO

Deloitte, Touche, Tohmatsu

(Audit and Tax Services)

Ellen J. Kullman

Chair of the Board & CEO

DuPont

(Diversified Chemicals and Materials)

Marshall O. Larsen

Former Chairman, President

and Chief Executive Officer

Goodrich Corporation

(Aerospace and Defense Systems

and Services)

Richard D. McCormick

Retired Chairman, President

and Chief Executive Officer

US West, Inc.

(Telecommunications)

Harold McGraw Ill

Chairman, President and

Chief Executive Officer

The McGraw-Hill Companies

(Global Information Services)

Richard B. Myers

General, U.S. Air Force (Ret.)

and former Chairman of

the Joint Chiefs of Staff

(Military Leadership)

H. Patrick Swygert

President Emeritus

Howard University

(Educational Institution)

André Villeneuve

Former Chairman, International

Regulatory Strategy Group

City of London

(Advisory Group)

Christine Todd Whitman

President

The Whitman Strategy Group

(Environment and Public

Policy Consulting)

Former EPA Administrator

Former Governor of New Jersey

PERMANENT COMMITTEES

Audit Committee

Edward A. Kangas, Chair

John V. Faraci

Richard D. McCormick

Richard B. Myers

H. Patrick Swygert

André Villeneuve

Committee on Compensation

and Executive Development

Jean-Pierre Garnier, Chair

Jamie S. Gorelick

Edward A. Kangas

Richard D. McCormick

Harold McGraw Ill

H. Patrick Swygert

Executive Committee

Louis R. Chênevert, Chair

Richard D. McCormick

Finance Committee

John V. Faraci, Chair

Louis R. Chênevert

Jamie S. Gorelick

Edward A. Kangas

Ellen J. Kullman

Marshall O. Larsen

Harold McGraw III

André Villeneuve

Christine Todd Whitman

Committee on Nominations

and Governance

Richard D. McCormick, Chair

John V. Faraci

Jean-Pierre Garnier

Harold McGraw Ill

Richard B. Myers

Christine Todd Whitman

Public Issues Review Committee

Christine Todd Whitman, Chair

Jean-Pierre Garnier

Jamie S. Gorelick

Ellen J. Kullman

Marshall O. Larsen

Richard B. Myers

H. Patrick Swygert

André Villeneuve

Leadership

Paul R. Adams

Chief Operating Officer,

Pratt & Whitney

David Adler

President,

Sikorsky Aerospace Services

Elizabeth B. Amato

Senior Vice President,

Human Resources

and Organization

David G. Appel

President, Transicold,

UTC Climate,

Controls & Security

Alain M. Bellemare

President &

Chief Executive Officer,

UTC Propulsion &

Aerospace Systems

Richard H. Bennett, Jr.

Vice President,

Environment, Health & Safety

Patrick Blethon

President, Pacific Asia,

Otis

Carey E. Bond

President,

Sikorsky Global Helicopters

Brian Brandewie

Senior Vice President,

Power, Controls &

Sensing Systems,

UTC Aerospace Systems

Matthew F. Bromberg

Vice President,

Corporate Strategy

and Development

Benoit Brossoit

Vice President,

Operations

Bernardo Calleja Fernandez

President, South Europe and

Middle East, Otis

David B. Carter

Vice President,

Engineering and Technology,

Aircraft Systems,

UTC Aerospace Systems

Louis R. Chênevert

Chairman &

Chief Executive Officer

Bennett M. Croswell

President, Military Engines,

Pratt & Whitney

Geraud Darnis

President &

Chief Executive Officer,

UTC Climate, Controls

& Security

Nancy M. Davis

Vice President and

Chief Information Officer

Pierre Dejoux

President,

North Europe and Africa, Otis

Philippe Delpech

President, EMEA,

UTC Climate, Controls

& Security

Michael R. Dumais

President, Power, Controls

& Sensing Systems,

UTC Aerospace Systems

Shane Eddy

Senior Vice President,

Operations, Sikorsky

Cynthia Egnotovich

President, Customer Service,

UTC Aerospace Systems

Charles D. Gill, Jr.

Senior Vice President and

General Counsel

David L. Gitlin

Senior Vice President,

Aircraft Systems,

UTC Aerospace Systems

Peter J. Graber-Lipperman

Vice President, Secretary and

Associate General Counsel

Lindsay Harvey

President,

United Kingdom, Central

and East Europe, Otis

Gregory J. Hayes

Senior Vice President and

Chief Financial Officer

David P. Hess

President, Pratt & Whitney

Todd J. Kallman

President, Commercial Engines,

Pratt & Whitney

Robert F. Leduc

President,

Boeing Programs & Space,

Power, Controls &

Sensing Systems,

UTC Aerospace Systems

Peter F. Longo

Vice President, Controller

Michael B. Maurer

President, Sikorsky

Robert J. McDonough

President, Americas,

UTC Climate, Controls

& Security

J. Michael McQuade

Senior Vice President,

Science and Technology

Samir B. Mehta

President,

Sikorsky Military Systems

Kevin J. O’Connor

Vice President,

Global Compliance

David E. Parekh

Vice President,

Research, and Director,

United Technologies

Research Center

Curtis C. Reusser

President, Aircraft Systems,

UTC Aerospace Systems

Thomas I. Rogan

Vice President, Treasurer

John Saabas

President,

Pratt & Whitney Canada

Pedro Sainz de Baranda

President, Otis

Richard J. Sanfrey

Senior Vice President,

Operations,

UTC Climate, Controls

& Security

Ross B. Shuster

President, Asia,

UTC Climate, Controls

& Security

Tobin J. Treichel

Vice President, Tax

Thomas R. Vining

President, China, Otis

Gregg Ward

Senior Vice President,

Government Affairs

Randal E. Wilcox

President, North and

South America, Otis

Peiming Perry Zheng

Vice President,

Strategy and Business

Development, Otis

Shareowner Information

CORPORATE OFFICE

United Technologies Corporation

United Technologies Building

Hartford, CT 06101

Telephone: 860.728.7000

This report is made available to shareowners in advance of the annual meeting of shareowners to be held at 2 p.m., April 29, 2013, in Savannah, Ga. The proxy statement will be made available to shareowners on or about March 15, 2013, at which time proxies for the meeting will be requested.

Information about UTC, including financial information, can be found at our website: www.utc.com.

STOCK LISTING

New York Stock Exchange

TICKER SYMBOL

UTX

TRANSFER AGENT AND REGISTRAR

Computershare Trust Company, N.A., is the transfer agent, registrar and dividend disbursing agent for UTC’s common stock. Questions and communications regarding transfer of stock, replacement of lost certificates, dividends, address changes, and the Stock Purchase and Dividend Reinvestment Plan administered by Computershare should be directed to:

Computershare Trust Company, N.A.

250 Royall Street

Canton, MA 02021

Telephone:

Within the U.S.: 1.800.488.9281

Outside the U.S.: 1.781.575.2724

Website: www.computershare.com/investor

TDD: 1.800.952 9245

Telecommunications device for the hearing impaired

CERTIFICATIONS

UTC has included as Exhibit 31 to its Annual Report on Form 10-K for fiscal year 2012 filed with the Securities and Exchange Commission certificates of its Chief Executive Officer, Chief Financial Officer and Controller certifying, among other things, the information contained in the Form 10-K.

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

ADDITIONAL INFORMATION

Shareowners may obtain a copy of the UTC Annual Report on Form 10-K for fiscal year 2012 filed with the Securities and Exchange Commission by writing to:

Corporate Secretary

United Technologies Corporation

United Technologies Building

Hartford, CT 06101

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

www.utc.com
www.otis.com
www.pw.utc.com
www.sikorsky.com
www.utcaerospacesystems.com
www.utcclimatecontrolssecurity.com