Form 10-K, Exhibit 13
period 2013-12-31
UNITED TECHNOLOGIES CORP /DE/
filed 2014-02-06
CIK 101829

Exhibit 13
Five-Year Summary

(dollars in millions, except per share amounts)	2013	2012	2011	2010	2009
For The Year
Net sales	$62,626	$57,708	$55,754	$52,275	$50,469
Research and development [4]	2,529	2,371	1,951	1,656	1,460
Restructuring costs	481	590	315	387	787
Net income from continuing operations	6,074	5,200	5,216	4,523	4,060
Net income from continuing operations attributable to common shareowners	5,686	4,847	4,831	4,195	3,719

Basic earnings per share—Net income from continuing operations attributable to common shareowners	6.31	5.41	5.41	4.62	4.05
Diluted earnings per share—Net income from continuing operations attributable to common shareowners	6.21	5.35	5.33	4.55	4.00
Cash dividends per common share	2.20	2.03	1.87	1.70	1.54

Average number of shares of Common Stock outstanding:
Basic	901	895	892	908	917
Diluted	915	907	907	923	929
Cash flows provided by operating activities of continuing operations	7,505	6,605	6,460	5,720	5,083
Capital expenditures [6]	1,688	1,389	929	838	773
Acquisitions, including debt assumed [3]	151	18,620	372	2,781	676
Repurchases of Common Stock [5]	1,200	—	2,175	2,200	1,100
Dividends paid on Common Stock [1]	1,908	1,752	1,602	1,482	1,356

At Year End
Working capital	$6,642	$5,174	$7,142	$5,778	$5,281
Total assets [3]	90,594	89,409	61,452	58,493	55,762
Long-term debt, including current portion [2]	19,853	22,718	9,630	10,173	9,490
Total debt [2]	20,241	23,221	10,260	10,289	9,744
Total debt to total capitalization [2]	38%	46%	31%	32%	32%
Total equity [2]	33,219	27,069	22,820	22,323	20,999
Number of employees [3]	212,400	218,300	199,900	208,200	206,700

Note 1    Excludes dividends paid on Employee Stock Ownership Plan Common Stock.

Note 2
The decrease in the 2013 debt to total capitalization ratio, as compared to 2012, reflects the repayment of approximately $2.9 billion of long-term debt, most of which was used to finance the acquisition of Goodrich. The increase in the 2012 debt to total capitalization ratio, as compared to 2011, reflects the issuance of $9.8 billion in long-term debt, $1.1 billion in equity units and the assumption of approximately $3 billion in long-term debt in connection with the acquisition of Goodrich.

Note 3
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

Note 5	In connection with the acquisition of Goodrich, repurchases of common stock under our share repurchase program were suspended for 2012. We resumed our share repurchase program in 2013.

Note 6
Capital expenditures increased in 2013 and are expected to increase in 2014 as we build capacity to meet expected demand within our aerospace businesses for the next generation engine platforms. We expect capital expenditures in 2014 of approximately $2 billion.

Management's Discussion and Analysis of Financial Condition and Results of Operations
BUSINESS OVERVIEW
We are a global provider of high technology products and services to the building systems and aerospace industries. Our operations for the periods presented herein are classified into five principal business segments: Otis, UTC Climate, Controls & Security, Pratt & Whitney, UTC Aerospace Systems and Sikorsky. Otis and UTC Climate, Controls & Security are referred to as the "commercial businesses," while Pratt & Whitney, UTC Aerospace Systems and Sikorsky are collectively referred to as the "aerospace businesses." Certain reclassifications have been made to the prior year amounts to conform to the current year presentation.
On September 23, 2013, we announced the formation of UTC Building & Industrial Systems, a new organizational structure consisting of the Otis and UTC Climate, Controls & Security segments. This new organizational structure is expected to enhance our ability to deliver more integrated solutions to our customers and accelerate innovation in smart building technologies and sustainable designs. Otis and UTC Climate, Controls & Security each continue to report their financial and operational results as separate segments, which is consistent with how we allocate resources and measure the financial performance of these businesses.
On July 26, 2012, UTC acquired Goodrich Corporation (Goodrich) pursuant to a merger agreement dated September 21, 2011. As a result of the acquisition, Goodrich became a wholly-owned subsidiary of UTC. The acquired Goodrich business and the legacy Hamilton Sundstrand business were combined to form a new segment named UTC Aerospace Systems. The results of the acquired Goodrich business have been included in UTC's financial statements only for periods subsequent to the completion of the acquisition. The acquisition resulted in the inclusion of Goodrich's assets and liabilities as of the acquisition date at their respective fair values. Accordingly, the acquisition materially affected UTC's results of operations and financial position.
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
In 2012, the Board of Directors of the Company approved a plan for the divestiture of a number of non-core businesses. Cash generated from these divestitures was used to repay debt incurred to finance the acquisition of Goodrich. The legacy Hamilton Sundstrand Industrial businesses, as well as Clipper Windpower (Clipper), Pratt & Whitney Rocketdyne (Rocketdyne) and UTC Power all met the "held-for-sale" criteria in 2012. The results of operations, including the net realized gain and losses on disposition, and the related cash flows which result from these non-core businesses were reclassified to Discontinued operations in our Consolidated Statements of Operations and Cash Flows. The dispositions of Clipper and the legacy Hamilton Sundstrand Industrial businesses were completed in 2012. On February 12, 2013, we completed the disposition of UTC Power to ClearEdge Power. The UTC Power disposition resulted in payments by UTC totaling $48 million, which included capitalization of the business prior to the sale and interim funding of operations as the acquiror took control of a loss generating business. We have no continuing involvement with the UTC Power business.
On June 14, 2013, we completed the sale of substantially all operations of Rocketdyne to GenCorp Inc. for $411 million. The sale generated a pre-tax loss of approximately $7 million ($3 million after tax), which has been included in Discontinued operations in the accompanying Consolidated Statement of Operations. On May 17, 2013, we completed the sale of the Pratt & Whitney Power Systems business to Mitsubishi Heavy Industries (MHI) for $432 million, excluding contingent consideration valued at approximately $200 million, and we entered into a long-term engineering and manufacturing agreement with MHI. The sale generated a pre-tax gain of approximately $193 million ($132 million after tax). Pratt & Whitney Power Systems was not reclassified to Discontinued operations due to our level of continuing involvement in the business post-sale.
In connection with regulatory approval of the Goodrich acquisition, regulatory authorities required UTC to dispose of the Goodrich electric power systems and the pumps and engine controls businesses. Pursuant to these regulatory obligations, these businesses had been held separately from UTC's and Goodrich's ongoing businesses since the acquisition of Goodrich by UTC. On March 18, 2013, we completed the sale of the Goodrich pumps and engine controls business to Triumph Group, Inc., and on

March 26, 2013, we completed the sale of the Goodrich electric power systems business to Safran S.A. Combined proceeds from the sales of the two businesses were approximately $600 million.
Our consolidated net sales were derived from the commercial and aerospace businesses as follows (sales from Pratt & Whitney's industrial markets are included in "commercial and industrial"):

	2013	2012	2011
Commercial and industrial	47%	51%	57%
Military aerospace and space	19%	21%	20%
Commercial aerospace	34%	28%	23%
	100%	100%	100%
The significant shift in sales from Commercial and industrial to Commercial aerospace largely reflects the Goodrich and IAE transactions. In 2013 and 2012, approximately 57% of our consolidated sales were original equipment manufacturing (OEM) and 43% were aftermarket parts and services, while in 2011 the amounts were 56% and 44%, respectively.
Our worldwide operations can be affected by industrial, economic and political factors on both a regional and global level. To limit the impact of any one industry, or the economy of any single country on our consolidated operating results, our strategy has been, and continues to be, the maintenance of a balanced and diversified portfolio of businesses. Our operations include OEM and extensive related aftermarket parts and services in both our commercial and aerospace businesses. Our business mix also reflects the combination of shorter cycles at UTC Climate, Controls & Security and in our commercial aerospace spares businesses, and longer cycles at Otis and in our aerospace OEM and aftermarket maintenance businesses. Our customers include companies in both the public and private sectors, and our businesses reflect an extensive geographic diversification that has evolved with the continued globalization of world economies. The composition of net sales from outside the U.S., including U.S. export sales to these regions, in U.S. Dollars and as a percentage of total segment sales, is as follows:

(dollars in millions)	2013	2012	2011	2013	2012	2011
Europe	$12,652	$11,823	$12,344	20%	20%	22%
Asia Pacific	8,696	8,733	9,016	14%	15%	16%
Other Non-U.S.	5,274	4,964	5,376	8%	9%	10%
U.S. Exports	12,171	9,201	7,721	19%	16%	14%
International segment sales	$38,793	$34,721	$34,457	61%	60%	62%
As part of our growth strategy, we invest in businesses in certain countries that carry high levels of currency, political and/or economic risk, such as Argentina, Brazil, China, India, Mexico, Russia, South Africa and countries in the Middle East. As of December 31, 2013, the net assets in any one of these countries did not exceed 5% of consolidated shareowners' equity.
Emerging economies, principally China, continue to show strong growth, and together with U.S. economic expansion, are expected to drive global growth in the coming year. Third party forecasts project 2014 global GDP of approximately 3%, and we continue to expect growth rates in China to outpace the rest of the world. European economic recovery is expected with modest growth in northern European economies tempered by lower rates of growth in southern Europe. In the U.S., growth rates are expected to increase in 2014 on improving consumer finances and a strong housing market. Further, we expect continued improvement in commercial construction in North America throughout 2014. U.S. fiscal policy has constrained sales to the U.S. Government in 2013. U.S. and international military volume declines have been partially offset by strong demand for commercial aircraft at Sikorsky, which delivered its first fully configured S-76D in 2013. In 2013, as compared with 2012, commercial aerospace spares orders at Pratt & Whitney increased 27% in total, due to the consolidation of IAE (19%) and as a result of organic order growth during the year (8%). UTC Aerospace Systems' commercial aerospace spares orders increased 63% primarily due to the acquisition of Goodrich.
Organic sales growth was a modest 1% in 2013 as sales increases in commercial aerospace OEM and aftermarket, and in the Americas at our Commercial Businesses, were offset by declines in military OEM and aftermarket. We expect organic sales growth in 2014 to be 3% to 4%. Although we expect an increase in organic growth, which, if realized, would contribute to operating profit growth, we also continue to invest in new platforms and new markets to position us for additional growth, while remaining focused on structural cost reduction, operational improvements and disciplined cash redeployment. These actions contributed to our earnings growth during 2013 and positioned us for further earnings growth as the global economy continues to strengthen.

As discussed below in "Results of Operations," operating profit in both 2013 and 2012 includes the impact from activities that are not expected to recur often or that are not otherwise reflective of the underlying operations, such as the beneficial impact of net gains from business divestiture activities, primarily those related to UTC Climate, Controls & Security's portfolio transformation. Our earnings growth strategy contemplates earnings from organic sales growth, including growth from new product development and product improvements, structural cost reductions, operational improvements, and incremental earnings from our investments in acquisitions. We invested $151 million and $18.6 billion (including debt assumed of $2.6 billion) in the acquisition of businesses across the entire company in 2013 and 2012, respectively. Acquisitions completed in 2013 consisted principally of a number of smaller acquisitions in our commercial businesses. Our investment in businesses in 2012 principally reflected the Goodrich and IAE transactions.
Both acquisition and restructuring costs associated with business combinations are expensed as incurred. Depending on the nature and level of acquisition activity, earnings could be adversely impacted due to acquisition and restructuring actions initiated in connection with the integration of businesses acquired.
For additional discussion of acquisitions and restructuring, see "Liquidity and Financial Condition," "Restructuring Costs" and Notes 2 and 13 to the Consolidated Financial Statements.

RESULTS OF OPERATIONS
Net Sales

(dollars in millions)	2013	2012	2011
Net sales	$62,626	$57,708	$55,754
Percentage change year-over-year	8.5%	3.5%	6.7%
The factors contributing to the total percentage change year-over-year in total net sales are as follows:

	2013	2012
Organic volume	1%	—
Foreign currency translation	—	(2)%
Acquisitions and divestitures, net	8%	6%
Total % Change	9%	4%
Organic sales growth during 2013 was led by UTC Aerospace Systems (4%) and Otis (3%), along with organic growth at Pratt & Whitney (2%) and UTC Climate, Controls & Security (1%), offset by organic sales contraction at Sikorsky (8%). The organic sales growth at UTC Aerospace Systems was primarily attributable to higher commercial aerospace OEM and aftermarket volume, while organic sales growth at Otis was primarily a result of higher new equipment sales in China, the U.S. and Russia. The organic sales contraction at Sikorsky was driven primarily by decreased international military, U.S. Government, and military aftermarket sales. The military aftermarket sales decline, driven by lower spares volume, was a result of constrained U.S. Government spending in 2013. The sales increase from net acquisitions and divestitures is a result of Goodrich and IAE sales, partially offset by the portfolio transformation initiatives at UTC Climate, Controls & Security. See the Segment Review section of Management's Discussion and Analysis for further discussion of segment organic sales.
Organic sales growth during 2012 at UTC Aerospace Systems (7%) and Pratt & Whitney (2%) was offset by organic sales contraction at Sikorsky (8%). The organic sales growth at UTC Aerospace Systems was primarily attributable to higher aerospace OEM volume, while the organic sales growth at Pratt & Whitney was a result of higher military engine deliveries and aftermarket sales. The organic sales contraction at Sikorsky was driven primarily by fewer aircraft deliveries to the U.S. Government and international military operations. There was no organic sales growth within the commercial businesses in 2012. The sales increase from net acquisitions and divestitures is a result of Goodrich and IAE sales, partially offset by the portfolio transformation initiatives at UTC Climate, Controls & Security.

Cost of Products and Services Sold

(dollars in millions)	2013	2012	2011
Cost of products sold	$34,063	$31,094	$29,252
Percentage of product sales	75.3%	76.3%	75.2%
Cost of services sold	$11,258	$11,059	$11,117
Percentage of service sales	64.8%	65.1%	65.9%
Total cost of products and services sold	$45,321	$42,153	$40,369
Percentage change year-over-year	7.5%	4.4%	6.4%
The factors contributing to the total percentage change year-over-year in total cost of products and services sold are as follows:

	2013	2012
Organic volume	—	—
Foreign currency translation	—	(2)%
Acquisitions and divestitures, net	8%	6%
Total % Change	8%	4%
There was no organic change in total cost of products and services sold in 2013. The increase in cost of products and services sold related to the organic sales growth (1%) was offset by the absence of amortization of inventory fair-value adjustments (1%) related to the Goodrich acquisition that were recorded in 2012 within the UTC Aerospace Systems segment. The total increase in cost of products and services sold is a result of the Goodrich and IAE transactions (9%) partially offset by lower cost of products and services sold as a result of the UTC Climate, Controls & Security portfolio transformation (1%). Cost of products sold as a percentage of product sales declined 100 basis points in 2013, as compared with 2012, as a result of the benefits of favorable pricing and cost savings from prior restructuring actions.
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
Gross Margin

(dollars in millions)	2013	2012	2011
Gross margin	$17,305	$15,555	$15,385
Percentage of net sales	27.6%	27.0%	27.6%
Gross margin as a percentage of sales increased 60 basis points, in 2013 as compared with 2012, driven primarily by the absence of inventory fair-value adjustments related to the Goodrich acquisition that were recorded in 2012 (40 basis points) and lower loss provisions recorded by Sikorsky for a contract with the Canadian Government (20 basis points). The benefit of lower restructuring expense coupled with savings from prior restructuring actions was offset by the adverse impact of a sales mix shift from aftermarket to OEM in 2013.
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
Research and Development

(dollars in millions)	2013	2012	2011
Company-funded	$2,529	$2,371	$1,951
Percentage of net sales	4.0%	4.1%	3.5%
Customer-funded	$2,140	$1,670	$1,419
Percentage of net sales	3.4%	2.9%	2.5%

Research and development spending is subject to the variable nature of program development schedules and, therefore, year-over-year variations in spending levels are expected. The majority of the company-funded spending is incurred by the aerospace businesses and relates largely to the next generation product family at Pratt & Whitney, the CSeries, Airbus A350, and Boeing 787 programs at UTC Aerospace Systems, and various programs at Sikorsky. The year-over-year increase in company-funded research and development in 2013, compared with 2012, primarily reflects increases at UTC Aerospace Systems (10%) primarily due to development spending related to the Goodrich businesses for full year 2013 as compared to the 2012 post-acquisition period, offset by lower research and development spending at Pratt & Whitney related to the development of multiple geared turbofan platforms (4%). The increase in customer-funded research and development in 2013, as compared with the prior year, reflects spending related to the Goodrich businesses (18%) and at Pratt & Whitney related to military programs (11%).
The increase in company-funded research and development in 2012, compared with 2011, primarily reflects increases at UTC Aerospace Systems as a result of incremental research and development spending related to the Goodrich businesses (13%) and at Pratt & Whitney to further advance development of multiple geared turbo fan platforms and military engines (5%). The increase in customer-funded research and development in 2012, as compared with 2011, reflects spending related to the Goodrich businesses (24%) partially offset by a decrease at Sikorsky (4%) related to a reduction in development spending on U.S. Government military platforms.
Company-funded research and development spending in 2014 is expected to be consistent with 2013 levels.
Selling, General and Administrative

(dollars in millions)	2013	2012	2011
Selling, general and administrative	$6,718	$6,452	$6,161
Percentage of net sales	10.7%	11.2%	11.1%
The increase in selling, general and administrative expenses in 2013, as compared with 2012, (4%) is due primarily to the impact of acquisitions, net of divestitures, completed over the preceding twelve months (5%) and higher export compliance costs (1%) partially offset by cost savings from previous restructuring actions.
The increase in selling, general and administrative expenses in 2012, as compared with 2011, is due primarily to the impact of acquisitions, net of divestitures, completed over the preceding twelve months (3%) and higher restructuring costs (2%). Higher pension costs (1%) were offset by favorable foreign exchange translation.
Other Income, Net

(dollars in millions)	2013	2012	2011
Other income, net	$1,151	$952	$573
Other income, net includes the operational impact of equity earnings in unconsolidated entities, royalty income, foreign exchange gains and losses as well as other ongoing and infrequently occurring items. The year-over-year change in Other income, net in 2013, as compared with 2012, largely reflects a $193 million gain on the sale of Pratt & Whitney Power Systems, a $39 million gain on a settlement with an engine program partner, higher licensing income of $30 million, and gains on the sale of real estate and other miscellaneous assets of approximately $82 million. All of this was partially offset by a $25 million charge to adjust the fair value of a Pratt & Whitney joint venture investment, a $102 million decline in net gains related to the UTC Climate, Controls & Security portfolio transformation, and the absence of other gains recorded in 2012, including a $34 million gain on the fair value re-measurement of the shares of Goodrich held by the Company prior to the acquisition of Goodrich and a $46 million gain as a result of the effective settlement of a pre-existing contractual dispute in connection with the acquisition of Goodrich. The remaining increase in Other income, net is attributable to the normal recurring operational activity as disclosed above.
The year-over-year change in Other income, net in 2012, as compared with 2011, largely reflects an approximately $46 million net year-over-year increased gain resulting from UTC Climate, Controls & Security's portfolio transformation, a $34 million gain on the fair value re-measurement of the shares of Goodrich held by the Company prior to the acquisition of Goodrich, a $46 million gain resulting from the effective settlement of a pre-existing contractual dispute in connection with the acquisition of Goodrich, an $81 million increase in income from joint ventures, as well as the absence of both a $66 million other-than-temporary impairment charge on an equity investment at UTC Climate, Controls & Security, and $45 million of reserves established for legal matters. The remaining increase in Other income, net is attributable to net gains recognized on miscellaneous asset sales and normal recurring operational activity as disclosed above.

Interest Expense, Net

(dollars in millions)	2013	2012	2011
Interest expense	$1,034	$893	$673
Interest income	(137)	(120)	(177)
Interest expense, net	$897	$773	$496
Average interest expense rate during the year on:
Short-term borrowings	1.6%	0.9%	2.0%
Total debt	4.2%	4.1%	5.6%
Interest expense increased in 2013, as compared with 2012, primarily as a result of higher average debt balances throughout 2013 associated with the financing and acquisition of Goodrich. The effect of higher average debt balances was partially offset by the absence of interest associated with the repayment of approximately $2.9 billion of long-term debt including the 2015 UTC 1.200% Senior Notes, 2019 Goodrich 6.125% Notes, and 2021 Goodrich 3.600% Notes as well as certain floating rate notes which were due in 2013. See the "Liquidity and Financial Condition" section of Management's Discussion and Analysis for further discussion on the Goodrich acquisition financing. Interest income increased in 2013, as compared with 2012, as a result of favorable pre-tax interest adjustments related to the settlement of outstanding tax matters.
Interest expense increased in 2012, as compared with 2011, primarily as a result of higher average debt balances in 2012 associated with the financing of our acquisition of Goodrich. Financing for the Goodrich acquisition included a total of $9.8 billion of long-term debt, $1.1 billion of equity units which bear contract adjustment payments at a rate of 5.95% per year, and $3.2 billion from the issuance of commercial paper. We also entered into a term loan credit agreement for $2 billion and borrowed the full amount available under this facility. In connection with the acquisition of Goodrich, we assumed long-term debt of approximately $3.0 billion, which bears interest at rates ranging from 3.6% to 7.1%. Subsequent to the acquisition in 2012, we repaid approximately $635 million of principal ($761 million fair value) of the assumed Goodrich debt, the entire $2.0 billion term loan, and nearly all of the commercial paper issued to finance the acquisition.
The increase in the weighted-average interest rates for short-term borrowings was due to the mix of our borrowings with a greater percentage of short-term borrowings at lower interest rates in 2012 than the percentage of short-term borrowings in 2013. At December 31, 2013 and 2012, we had commercial paper borrowings outstanding of $200 million and $320 million, respectively. The three month LIBOR rate as of December 31, 2013, 2012 and 2011 was 0.2%, 0.3% and 0.6%, respectively.
Income Taxes

	2013	2012	2011
Effective income tax rate	26.9%	24.8%	29.0%
The effective income tax rates for 2013, 2012, and 2011 reflect tax benefits associated with lower tax rates on international earnings, which we intend to permanently reinvest outside the United States. We estimate our full year annual effective income tax rate in 2014 will be approximately 30%, absent one-time adjustments. We anticipate some variability in the tax rate quarter to quarter in 2014.
For additional discussion of income taxes and the effective income tax rate, see "Critical Accounting Estimates—Income Taxes" and Note 11 to the Consolidated Financial Statements.
Net Income Attributable to Common Shareowners from Continuing Operations

(dollars in millions, except per share amounts)	2013	2012	2011
Net income attributable to common shareowners from continuing operations	$5,686	$4,847	$4,831
Diluted earnings per share from continuing operations	$6.21	$5.35	$5.33
To help mitigate the volatility of foreign currency exchange rates on our operating results, we maintain foreign currency hedging programs, the majority of which are entered into by Pratt & Whitney Canada (P&WC). In 2013, foreign currency, including hedging at P&WC, did not result in any impact on earnings per diluted share. In 2012, foreign currency generated a net adverse impact on our operational results of $0.17 per diluted share, while in 2011 foreign currency had a favorable impact of $0.11 per diluted share. For additional discussion of foreign currency exposure, see "Market Risk and Risk Management—Foreign Currency Exposures."

Restructuring charges of $481 million were offset by the net gains from business disposition activity ($248 million) including UTC Climate, Controls & Security's portfolio transformation and the sale of Pratt & Whitney's Power Systems business, as well as income tax items as discussed further in Note 11 to the Consolidated Financial Statements.
Net Income Attributable to Common Shareowners from Discontinued Operations

(dollars in millions, except per share amounts)	2013	2012	2011
Net income attributable to common shareowners from discontinued operations	$35	$283	$148
Diluted earnings per share from discontinued operations	$0.04	$0.31	$0.16
Diluted earnings per share from discontinued operations for 2013 largely reflects the results of operations of $63 million up to the point of disposal. Diluted earnings per share from discontinued operations for 2012 includes $0.82 per share of goodwill and net asset impairment charges related to Rocketdyne, Clipper and UTC Power, and $1.01 per share gain on the disposition of the legacy Hamilton Sundstrand Industrial businesses. A $0.16 per share benefit from the results of operations of discontinued entities was partially offset by the $0.07 per share Clipper warranty charge.

RESTRUCTURING COSTS

(dollars in millions)	2013	2012	2011
Restructuring costs	$479	$614	$336
Restructuring actions are an essential component of our operating margin improvement efforts and relate to both existing operations and those recently acquired. We expect to incur additional restructuring costs in 2014 of approximately $300 million, including trailing costs related to prior actions associated with our continuing cost reduction efforts and the integration of acquisitions. The expected adverse impact on earnings in 2014 from anticipated additional restructuring costs is expected to be offset by the beneficial impact from gains and other items that are outside the normal operating activities of the business. Although no specific plans for significant actions have been finalized at this time, we continue to closely monitor the economic environment and may undertake further restructuring actions to keep our cost structure aligned with the demands of the prevailing market conditions. As described below, the 2013 charges relate primarily to actions initiated during 2013 and 2012, while the 2012 charges relate primarily to actions initiated during 2012 and 2011.
2013 Actions. During 2013, we recorded net pre-tax restructuring charges of $421 million relating to ongoing cost reduction actions initiated in 2013. The charges include severance related to workforce reductions and asset write-downs and facility exit and lease termination costs related to the consolidation of field and manufacturing operations.
We are targeting to complete in 2014 the majority of the remaining workforce and facility related cost reduction actions initiated in 2013. Approximately 75% of the total pre-tax charge will require cash payments, which we have funded and expect to continue to fund with cash generated from operations. During 2013, we had cash outflows of approximately $174 million related to the 2013 actions. We expect to incur additional restructuring and other charges of $59 million to complete these actions. We expect recurring pre-tax savings to increase over the two-year period subsequent to initiating the actions to approximately $440 million annually, of which, approximately $119 million was realized in 2013.
2012 Actions. During 2013 and 2012, we recorded net pre-tax restructuring charges of $60 million and $576 million, respectively, for actions initiated in 2012. The 2012 actions relate to ongoing cost reduction efforts, including severance related to workforce reductions and asset write-downs and facility exit and lease termination costs related to the consolidation of field and manufacturing operations.
We are targeting to complete in 2014 the majority of the remaining workforce and all facility related cost reduction actions initiated in 2012. Approximately 85% of the total pre-tax charge will require cash payments, which we have and expect to continue to fund with cash generated from operations. During 2013, we had cash outflows of approximately $252 million related to the 2012 actions. We expect to incur additional restructuring charges of $25 million to complete these actions. We expect recurring pre-tax savings to increase over the two-year period subsequent to initiating the actions to approximately $550 million annually.
For additional discussion of restructuring, see Note 13 to the Consolidated Financial Statements.

SEGMENT REVIEW

	Net Sales			Operating Profits			Operating Profit Margin
(dollars in millions)	2013	2012	2011	2013	2012	2011	2013	2012	2011
Otis	$12,484	$12,056	$12,437	$2,590	$2,512	$2,815	20.7%	20.8%	22.6%
UTC Climate, Controls & Security	16,809	17,090	18,864	2,590	2,425	2,212	15.4%	14.2%	11.7%
Pratt & Whitney	14,501	13,964	12,711	1,876	1,589	1,867	12.9%	11.4%	14.7%
UTC Aerospace Systems	13,347	8,334	4,760	2,018	944	759	15.1%	11.3%	15.9%
Sikorsky	6,253	6,791	7,355	594	712	840	9.5%	10.5%	11.4%
Total segment	63,394	58,235	56,127	9,668	8,182	8,493	15.3%	14.0%	15.1%
Eliminations and other	(768)	(527)	(373)	22	(72)	(228)
General corporate expenses	—	—	—	(481)	(426)	(419)
Consolidated	$62,626	$57,708	$55,754	$9,209	$7,684	$7,846	14.7%	13.3%	14.1%
Commercial Businesses
The financial performance of our commercial businesses can be influenced by a number of external factors including fluctuations in residential and commercial construction activity, regulatory changes, interest rates, labor costs, foreign currency exchange rates, customer attrition, raw material and energy costs, credit markets and other global and political factors. UTC Climate, Controls & Security's financial performance can also be influenced by production and utilization of transport equipment, and for its residential business, weather conditions. Geographic and industry diversity across the commercial businesses help to balance the impact of such factors on our consolidated operating results, particularly in the face of uneven economic growth. Worldwide economic conditions remained generally favorable for Otis with strong new equipment order growth rates in China (25%) and the Americas (16%) throughout 2013, partially offset by lower rates of new equipment order growth in Europe (4%) and declines in other areas in Asia (6%). Within the UTC Climate, Controls & Security segment, North American residential heating, ventilation and air conditioning (HVAC) orders increased (15%), due largely to an improving housing market, while global commercial HVAC orders increased (1%).
In both 2013 and 2012, 70% of total commercial business sales were generated outside the U.S., including U.S. export sales. The following table shows sales generated outside the U.S., including U.S. export sales, for each of the commercial business segments:

	2013	2012
Otis	82%	82%
UTC Climate, Controls & Security	61%	62%

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

				Total Increase (Decrease) Year-Over-Year for:
(dollars in millions)	2013	2012	2011	2013 Compared with 2012		2012 Compared with 2011
Net Sales	$12,484	$12,056	$12,437	$428	4%	$(381)	(3)%
Cost of Sales	8,345	8,008	8,090	337	4%	(82)	(1)%
	4,139	4,048	4,347
Operating Expenses and Other	1,549	1,536	1,532
Operating Profits	$2,590	$2,512	$2,815	$78	3%	$(303)	(11)%

	Factors Contributing to Total % Increase (Decrease) Year-Over-Year in:
	2013			2012
	Net Sales	Cost of Sales	Operating Profits	Net Sales	Cost of Sales	Operating Profits
Organic / Operational	3%	5%	(1)%	—	1%	(3)%
Foreign currency translation	—	—	—	(3)%	(3)%	(4)%
Acquisitions and divestitures, net	1%	—	—	—	—	—
Restructuring costs	—	(1)%	3%	—	1%	(4)%
Other	—	—	1%	—	—	—
Total % change	4%	4%	3%	(3)%	(1)%	(11)%
2013 Compared with 2012
Organic sales increased 3% in 2013 due to higher new equipment sales (3%) primarily in China, the U.S. and Russia partially offset by declines in South Korea. Service sales increases in Asia, Brazil and the U.S. were partially offset by declines in southern Europe.
The operational profit declined slightly for the year (1%) due principally to lower service contribution (2%) resulting from continued pricing pressures. New equipment contribution increased 2% due to higher new equipment volume and the impact of lower commodity costs, partially offset by costs associated with the factory consolidation in North America. Overhead expenses increased 1% due to continued growth in emerging markets.
2012 Compared with 2011
There was no organic sales growth in 2012 as higher service sales were offset by lower new equipment sales. Higher service sales in Asia and the Americas (2%) were offset by declines in Europe (1%). Lower new equipment volume (1%) primarily in China and Europe was partially offset by a slight increase in the Americas and Russia.
The operational profit decline for the year (3%) was due to lower new equipment contribution driven by lower volume and pricing pressures (4%), lower service contribution (1%) resulting from continued pricing pressure primarily in Europe, and the impact of higher commodity costs (1%). Partially offsetting these factors were benefits derived from ongoing cost reduction initiatives (3%).

UTC Climate, Controls & Security is the leading provider of HVAC and refrigeration solutions, including controls for residential, commercial, industrial and transportation applications. These products and services are sold under the Carrier name and other brand names to building contractors and owners, homeowners, transportation companies, retail stores and food service companies. Through its venture with Watsco, Inc., UTC Climate, Controls & Security distributes Carrier, Bryant, Payne and Totaline residential and light commercial HVAC products in the U.S. and selected territories in the Caribbean and Latin America. UTC Climate, Controls & Security sells directly to end customers and through manufacturers' representatives, distributors, wholesalers, dealers and retail outlets. Certain of UTC Climate, Controls & Security's HVAC businesses are seasonal and can be impacted by weather. UTC Climate, Controls & Security is also a global provider of security and fire safety products and services. UTC Climate, Controls & Security provides electronic security products such as intruder alarms, access control systems and video surveillance systems and designs and manufactures a wide range of fire safety products including specialty hazard detection and fixed suppression products, portable fire extinguishers, fire detection and life safety systems, and other firefighting equipment. Services provided to the electronic security and fire safety industries include systems integration, video surveillance, installation, maintenance, and inspection. In certain markets, UTC Climate, Controls & Security also provides monitoring, response and security personnel services, including cash-in-transit security, to complement its electronic security and fire safety businesses. UTC Climate, Controls & Security customarily offers its customers incentives to purchase products to ensure an adequate supply in the distribution channels. The principal incentive program provides reimbursements to distributors for offering promotional pricing on UTC Climate, Controls & Security products. UTC Climate, Controls & Security products and services are used by governments, financial institutions, architects, building owners and developers, security and fire consultants, homeowners and other end-users requiring a high level of security and fire protection for their businesses and residences. UTC Climate, Controls & Security provides its security and fire safety products and services under Chubb, Kidde and other brand names and sells directly to customers as well as through manufacturer representatives, distributors, dealers and U.S. retail distribution.

				Total Increase (Decrease) Year-Over-Year for:
(dollars in millions)	2013	2012	2011	2013 Compared with 2012		2012 Compared with 2011
Net Sales	$16,809	$17,090	$18,864	$(281)	(2)%	$(1,774)	(9)%
Cost of Sales	11,918	12,316	13,848	(398)	(3)%	(1,532)	(11)%
	4,891	4,774	5,016
Operating Expenses and Other	2,301	2,349	2,804
Operating Profits	$2,590	$2,425	$2,212	$165	7%	$213	10%

	Factors Contributing to Total % Increase (Decrease) Year-Over-Year in:
	2013			2012
	Net Sales	Cost of Sales	Operating Profits	Net Sales	Cost of Sales	Operating Profits
Organic / Operational	1%	—	9%	—	—	10%
Foreign currency translation	—	—	—	(2)%	(3)%	(2)%
Acquisitions and divestitures, net	(3)%	(3)%	—	(7)%	(8)%	—
Restructuring costs	—	—	2%	—	—	(1)%
Other	—	—	(4)%	—	—	3%
Total % change	(2)%	(3)%	7%	(9)%	(11)%	10%
2013 Compared with 2012
The organic sales increase (1%) for the year primarily reflects growth in the Americas (1%), driven by the U.S. residential HVAC business, and the transport refrigeration business (1%), partially offset by declines in Europe (1%) as a result of weak end markets. The decrease in "Acquisitions and divestitures, net" sales (3%) reflects the year-over-year impact of divestitures completed in the preceding twelve months associated with UTC Climate, Controls & Security's portfolio transformation.
The 9% operational profit increase was driven largely by the benefits of restructuring actions and cost productivity (combined 4%), volume growth (3%), and favorable commodity costs (2%). The 4% decrease in "Other" primarily reflects an approximately $102 million net year-over-year impact from UTC Climate, Controls & Security's portfolio transformation. Portfolio transformation activity in 2013 resulted in a net gain of approximately $55 million, including gains from the sale of businesses in Hong Kong and Australia, as compared to a net gain of $157 million in 2012.
2012 Compared with 2011
There was no organic sales growth during 2012 as lower volumes in the transport refrigeration business (1%) were offset by growth in the Americas (1%) attributable to the residential and commercial HVAC businesses. The decrease in "Acquisitions and divestitures, net" (7%) reflects the year-over-year impact of divestitures completed in the preceding twelve months associated with UTC Climate, Controls & Security's portfolio transformation.
The 10% operational profit increase was driven largely by the benefits of net cost productivity and restructuring actions (combined 3%) including savings from the consolidation of legacy Carrier and UTC Fire & Security, favorable commodity costs (2%), and higher equity income from joint venture partners (2%). Also, operational profit included the benefit of a special cash dividend (1%) received from an interest in a distribution partner. The 3% increase in "Other" primarily reflects an approximately $46 million net year-over-year gain from UTC Climate, Controls & Security's portfolio transformation and the absence of a $66 million other-than-temporary impairment charge recorded on an Asian equity investment in the prior year. This was partially offset by the absence of an approximately $25 million favorable litigation resolution and gain on the disposition of the U.K. Security business, both recorded in 2011. The year-over-year net portfolio transformation gain primarily includes approximately $120 million from the sale of a controlling interest in a Canadian distribution business, including a $24 million pension settlement charge, combined with an approximately $215 million net gain from the sale of a controlling interest in a manufacturing and distribution joint venture in Asia. These gains were partially offset by a $32 million loss on the disposition of the U.S. Fire & Security branch operations, $142 million of impairment charges recorded in 2012 related to ongoing business dispositions, and the absence of an approximately $80 million prior year gain resulting primarily from the contribution of legacy Carrier's HVAC operations in Brazil, Argentina and Chile into a new venture controlled by Midea Group of China.
Aerospace Businesses
The financial performance of Pratt & Whitney, UTC Aerospace Systems and Sikorsky is directly tied to the economic conditions of the commercial aerospace and defense aerospace industries. In particular, Pratt & Whitney experiences intense competition for new commercial airframe/engine combinations. Engine suppliers may offer substantial discounts and other financial incentives, performance and operating cost guarantees, and participate in financing arrangements which may result in losses on the OEM engine sales. Economically, such up-front losses are typically recovered through the sales and profits generated over the engine's maintenance cycle. At times, the aerospace businesses also enter into development programs and firm fixed-price development contracts, which may require the company to bear cost overruns related to unforeseen technical and design challenges that arise during the development stage of the program. Customer selections of engines and components can also have a significant impact on later sales of parts and service. Predicted traffic levels, load factors, worldwide airline profits, general economic activity and global defense spending have been reliable indicators for new aircraft and aftermarket orders within the aerospace industry. Spare part sales and aftermarket service trends are affected by many factors, including usage, technological improvements, pricing, regulatory changes and the retirement of older aircraft. Performance in the general aviation sector is closely tied to the overall health of the economy and is positively correlated to corporate profits.
Our long-term aerospace contracts are subject to strict safety and performance regulations which can affect our ability to estimate costs precisely. Contract cost estimation for the development of complex projects, in particular, requires management to make significant judgments and assumptions regarding the complexity of the work to be performed, availability of materials, the performance by subcontractors, the timing of funding from customers and the length of time to complete the contract. As a result, we review and update our cost estimates on significant contracts on a quarterly basis, and no less frequently than annually for all others, and when circumstances change and warrant a modification to a previous estimate. Changes in estimates relate to the current period impact of revisions to total estimated contract sales and costs at completion. We record changes in contract estimates using the cumulative catch-up method in accordance with the Revenue Recognition Topic of the FASB Accounting Standards Codification ("ASC"). Net operating profits included significant changes in aerospace contract estimates of $167 million in 2013 driven by several favorable contract adjustments recorded throughout the year largely at the Pratt & Whitney segment. The impact of these adjustments was not considered significant to either the sales or operating profits of the segment in the quarter in which they were recorded other than the impact of a contract termination which was disclosed in the Pratt & Whitney segment results in the first quarter of 2013. The net change in contract estimates also includes the $27 million adverse impact of a revision in estimate on the Sikorsky CH-148 contract discussed further below. In accordance with our revenue recognition policy, losses, if any, on long-term contracts are provided for when anticipated. Loss provisions on OEM contracts are recognized to the extent that estimated inventoriable manufacturing, engineering, product warranty and product performance guarantee costs, as appropriate, exceed the projected revenue from the products contemplated under the contractual arrangement.
The commercial airline industry remained strong throughout 2013. Airline traffic growth rates, as measured by revenue passenger miles (RPMs) grew approximately 5% in 2013, as compared with 2012. Airlines' profitability has continued to grow and airlines are forecasted by third party analysts to earn $16.4 billion in 2014. Nevertheless, high fuel prices continue to challenge the airlines to consider the need for more fuel efficient aircraft. Pratt & Whitney continues to develop five separate geared turbofan platforms and has begun to build capacity to meet demand for new engines which are fuel efficient and have reduced noise levels and exhaust emissions. There is also strong demand for commercial helicopters, particularly from deep-water oil and gas exploration around the world.
U.S. Government deficit reduction measures continue to pressure the U.S. Department of Defense spending and adversely affect our military business. Total sales to the U.S. Government of $9.9 billion in 2013, $10.1 billion in 2012, and $9.1 billion in 2011 were 16%, 18% and 16% of total UTC sales in 2013, 2012, and 2011, respectively. The defense portion of our aerospace business is affected by changes in market demand and the global political environment. Our participation in long-term production and development programs for the U.S. Government has contributed positively to our results in 2013 and is expected to continue to benefit results in 2014. In July 2012, the U.S. Government and Sikorsky signed a five-year multiservice contract ("Multi-year 8") for approximately 650 H-60 helicopters. Actual production quantities will be determined year-by-year over the life of the program based on funding allocations set by Congressional and Pentagon acquisition priorities.
As previously reported, Sikorsky is developing the CH-148 derivative of the H-92 helicopter (the "Cyclone"), a military variant of the S-92 helicopter, for the Canadian Government. The Cyclone is being developed under a fixed-price contract that provides for the development and production of 28 helicopters (the "Acquisition Contract"), and a related In Service Support contract (the "ISS Contract") through March 2028 (collectively, the "Arrangements"). The current contract values of the Arrangements are estimated to be $4.2 billion and are subject to changes in underlying variables such as the timing of deliveries, future flight hours and fluctuations in foreign currency exchange rates.
In 2011, Sikorsky completed a significant contractual milestone for work on four interim configuration helicopters and recognized the revenues and related costs. Although the Arrangements were expected to be profitable on a combined basis in 2011, $56 million of losses were recorded upon completing the milestones for the four aircraft as the actual costs exceeded revenues. Sikorsky and the Canadian Government are currently using these aircraft for initial operational training and evaluation in Canada. These interim configuration aircraft will require further software and hardware upgrades before full mission capability can be achieved.

Delivery of the final configuration aircraft, which was scheduled to begin in 2012, did not occur due to a number of disputes between the Canadian Government and Sikorsky related to contractual requirements and contract performance. As a result of these matters, Sikorsky recorded a loss provision of $157 million during the fourth quarter of 2012 as the estimated profits on the ISS Contract no longer exceeded the estimated remaining losses on the Acquisition Contract. The profit erosion was driven by an increase in total expected costs to be incurred primarily as a result of the delays in delivering the final configuration aircraft resulting in a claim for liquidated damages, and a reduction of expected flight hour revenues on the ISS Contract.
During 2013, Sikorsky made substantial progress in the manufacturing process for the remaining 24 aircraft. However, due to ongoing contractual disputes with the Canadian Government, no revenue was recorded for these aircraft in 2013, and an incremental $27 million charge was recorded in the quarter ended December 31, 2013 due to program delays and related production cost increases. Since the Acquisition Contract's costs exceed its revenues on a stand-alone basis, we expect to record an approximately $14 million loss upon achievement of the contractual milestone for each aircraft in the future.
In December 2013, Sikorsky and the Canadian Government signed a Principles of Agreement that establishes a framework to restructure the contracts while providing a new governance and project structure. That agreement serves as the basis for ongoing formal contract negotiations and requires the parties to enter into a yet-to-be negotiated contractual amendment no later than March 31, 2014. Our financial plan for 2014 anticipates revenue recognition of eight interim configuration helicopters during the course of the year.
While Sikorsky is committed to the program, the unresolved contract restructuring, coupled with the remaining development issues and long-term nature of this program, provide substantial uncertainty and risk in regards to the Acquisition Contract costs. While the loss provisions recorded to date reflect management's best estimate of the projected costs to complete the development and manufacture of the final configuration aircraft, there is still significant effort required to complete the development of the mission system capability as well as the manufacturing, testing and retrofit activities. Future variability in internal cost targets related to the aircraft may be caused by increases in holding costs, retrofit estimates, and subcontractor performance. With respect to the multi-year ISS Contract, the future profitability is dependent upon a number of factors including aircraft deliveries, aircraft flight hours, deployed aircraft availability, aircraft performance, availability of trained pilots and government budgetary pressures. The inability to achieve a satisfactory contractual solution, further unplanned delays, additional developmental cost growth or variations in any of the estimates used in the existing contract analysis could lead to further loss provisions on the Arrangements. Additional losses could have a material adverse impact on the consolidated results of operations in the period in which the loss may be recognized.
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

Pratt & Whitney is among the world's leading suppliers of aircraft engines for the commercial, military, business jet and general aviation markets. Pratt & Whitney provides maintenance, repair and overhaul services, including the sale of spare parts, as well as fleet management services for large commercial engines. Pratt & Whitney produces families of engines for wide and narrow-body and large regional aircraft in the commercial market and for fighter and transport aircraft in the military market. P&WC is a world leader in the production of engines powering general and business aviation, as well as regional airline, utility and military airplanes and helicopters, and provides related maintenance, repair and overhaul services, including the sale of spare parts, as well as fleet management services. Pratt & Whitney's products are sold principally to aircraft manufacturers, airlines and other aircraft operators, aircraft leasing companies, and the U.S. and foreign governments. Pratt & Whitney's products and services must adhere to strict regulatory and market-driven safety and performance standards. The frequently changing nature of these standards, along with the long duration of aircraft engine development, production and support programs, creates uncertainty regarding engine program profitability. The vast majority of sales are made directly to the end customer and, to a limited extent, through independent distributors and foreign sales representatives.
Pratt & Whitney is currently developing technology, including the PurePower PW1000G Geared TurboFan engine, intended to enable it to power both currently-proposed and future aircraft. The PurePower PW1000G engine targets a significant reduction in fuel burn and noise levels with lower environmental emissions and operating costs than current production engines. In December 2010, Airbus announced that it will offer a version of the PurePower PW1000G engine as a new engine option to power its A320neo family of aircraft scheduled to enter into service in 2015. In November 2012, Pratt & Whitney commenced testing on this new engine, the PW1100G-JM, being developed as part of a collaboration with MTU and JAEC. Additionally, PurePower PW1000G engine models have been selected by Bombardier to power the new CSeries passenger aircraft, by Mitsubishi Aircraft Corporation to power the new Mitsubishi Regional Jet, and by Irkut Corporation of

Russia to power the proposed new Irkut MC-21 passenger aircraft. The CSeries passenger aircraft engine received its civil aviation certificate from Transport Canada in February 2013, had its first flight in September 2013, and is scheduled to enter into service in 2015. The Mitsubishi Regional Jet and the Irkut MC-21 are both scheduled to enter into service in 2017. Further, on January 8, 2013, Embraer announced the selection of the PurePower engine to exclusively power the next generation of Embraer's E-Jet family of aircraft scheduled to enter service in 2018. The success of these aircraft and the PurePower PW1000G family of engines is dependent upon many factors including technological accomplishments, aircraft demand, and regulatory approval. Based on these factors, as well as the level of success of aircraft program launches by aircraft manufacturers and other conditions, additional investment in the PurePower program may be required. P&WC has developed or is developing the PW210 engine family for helicopters manufactured by Sikorsky, AgustaWestland and Airbus Helicopters and is developing the PurePower PW800 engine for the new generation of long-range and heavy business jets. Pratt & Whitney continues to enhance its programs through performance improvement measures and product base expansion.
In view of the risks and costs associated with developing new engines, Pratt & Whitney has entered into collaboration arrangements in which sales, costs and risks are shared. At December 31, 2013, the interests of third party participants in Pratt & Whitney-directed commercial jet engine programs ranged from 2 percent to 49 percent. In addition, Pratt & Whitney has interests in other engine programs, including a 50 percent ownership interest in the Engine Alliance (EA), a joint venture with GE Aviation, which markets and manufactures the GP7000 engine for the Airbus A380 aircraft. Pratt & Whitney has entered into risk and revenue sharing arrangements with third parties for 40 percent of the products and services that Pratt & Whitney is responsible for providing to the EA. Pratt & Whitney accounts for its interests in the EA joint venture under the equity method of accounting. Pratt & Whitney continues to pursue additional collaboration partners.
On June 29, 2012, Pratt & Whitney, Rolls-Royce, MTU and JAEC, participants in the IAE collaboration, completed a restructuring of their interests in IAE. Pratt & Whitney now has a 61% net interest in the collaboration and a 49.5% ownership interest in IAE. See the Business Overview section of Management's Discussion and Analysis for further information on the IAE transaction.

				Total Increase (Decrease) Year-Over-Year for:
(dollars in millions)	2013	2012	2011	2013 Compared with 2012		2012 Compared with 2011
Net Sales	$14,501	$13,964	$12,711	$537	4%	$1,253	10%
Cost of Sales	11,148	10,600	9,282	548	5%	1,318	14%
	3,353	3,364	3,429
Operating Expenses and Other	1,477	1,775	1,562
Operating Profits	$1,876	$1,589	$1,867	$287	18%	$(278)	(15)%

	Factors Contributing to Total % Increase (Decrease) Year-Over-Year in:
	2013			2012
	Net Sales	Cost of Sales	Operating Profits	Net Sales	Cost of Sales	Operating Profits
Organic* / Operational*	2%	3%	13%	2%	5%	(16)%
Foreign currency (including P&WC net hedging)*	—	—	—	(1)%	—	(3)%
Acquisitions and divestitures, net	2%	2%	1%	9%	9%	6%
Restructuring costs	—	—	(4)%	—	—	(2)%
Other	—	—	8%	—	—	—
Total % change	4%	5%	18%	10%	14%	(15)%

*
As discussed further in the "Business Overview" and "Results of Operations" sections, for Pratt & Whitney only, the transactional impact of foreign exchange hedging at P&WC has been netted against the translational foreign exchange impact for presentation purposes in the above table. For all other segments, these foreign exchange transactional impacts are included within the organic sales/operational operating profit caption in their respective tables. Due to its significance to Pratt & Whitney's overall operating results, we believe it is useful to segregate the foreign exchange transactional impact in order to clearly identify the underlying financial performance.

2013 Compared with 2012
The organic sales increase (2%) was primarily driven by higher commercial engine sales volume (2%), higher military aftermarket and development program sales (2%), higher commercial aftermarket sales (1%), and higher industrial engine sales and related development contracts (1%), partially offset by lower military engine sales volume (4%). Sales increased (2%) as a result of the consolidation of IAE and the transfer of the AeroPower business to Pratt & Whitney from UTC Aerospace Systems, partially offset by the divestiture of Pratt & Whitney Power Systems.

The operational profit increase (13%) was driven by favorable commercial aftermarket volume and sales mix (9%), lower research and development spending (6%), favorable military sales mix (3%), profits from industrial turbines and related development contracts (2%), and income from licensing agreements (1%), partially offset by unfavorable commercial engine volume and mix (6%), and the absence of a gain as a result of the effective settlement of a pre-existing contractual dispute in connection with the acquisition of Goodrich in 2012 (3%). Restructuring savings were largely offset by higher pension costs. The increase in "Acquisitions and divestitures, net" (1%) reflects the consolidation of IAE and the transfer of the AeroPower business to Pratt & Whitney from UTC Aerospace Systems, partially offset by the divestiture of Pratt & Whitney Power Systems. "Other" reflects a gain on the sale of Pratt & Whitney Power Systems (12%) and a gain on the sale of intellectual property (1%), offset by a fair value adjustment of a joint venture investment (2%), and the absence of gains on the sale of equity interest in a joint venture (2%) and on the consolidation resulting from a restructuring of interests in IAE (1%) in 2012.
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
The operational profit decrease (16%) was primarily driven by lower profit on commercial aftermarket (17%), and higher research and development (8%), partially offset by favorable P&WC engine volume and delivery mix (3%), higher military engine and spares volume (3%) and an increase in contract settlements and close outs (3%). Operating profit increased 6% due to net acquisitions primarily as a result of the consolidation of IAE.
UTC Aerospace Systems—On July 26, 2012, UTC acquired Goodrich, pursuant to a merger agreement dated September 21, 2011. As a result of the acquisition, Goodrich became a wholly-owned subsidiary of UTC. The acquired Goodrich business and the former Hamilton Sundstrand segment have been combined to form the new UTC Aerospace Systems segment. UTC Aerospace Systems is among the world's leading suppliers of technologically advanced aerospace products and aftermarket services for diversified markets worldwide. UTC Aerospace Systems' aerospace products include electric power generation, management and distribution systems, flight control systems, engine control systems, intelligence, surveillance and reconnaissance systems, engine components, environmental control systems, fire protection and detection systems, propeller systems, aircraft nacelles, and interior, actuation, landing and electronic systems. UTC Aerospace Systems products serve commercial, military, regional, business and general aviation, as well as military ground vehicle, space and undersea applications. Aftermarket services include spare parts, overhaul and repair, engineering and technical support and fleet management solutions. UTC Aerospace Systems sells aerospace products to airframe manufacturers, the U.S. and foreign governments, aircraft operators, maintenance, repair and overhaul providers, and independent distributors.

				Total Increase (Decrease) Year-Over-Year for:
(dollars in millions)	2013	2012	2011	2013 Compared with 2012		2012 Compared with 2011
Net Sales	$13,347	$8,334	$4,760	$5,013	60%	$3,574	75%
Cost of Sales	9,534	6,090	3,403	3,444	57%	2,687	79%
	3,813	2,244	1,357
Operating Expenses and Other	1,795	1,300	598
Operating Profits	$2,018	$944	$759	$1,074	114%	$185	24%

	Factors Contributing to Total % Increase (Decrease) Year-Over-Year in:
	2013			2012
	Net Sales	Cost of Sales	Operating Profits	Net Sales	Cost of Sales	Operating Profits
Organic / Operational	4%	2%	37%	7%	6%	6%
Foreign currency translation	—	—	1%	(1)%	(1)%	(1)%
Acquisitions and divestitures, net	56%	55%	74%	69%	73%	33%
Restructuring costs	—	—	2%	—	1%	(14)%
Other	—	—	—	—	—	—
Total % change	60%	57%	114%	75%	79%	24%
2013 Compared with 2012
The organic sales growth (4%) primarily reflects an increase in commercial aerospace OEM and commercial aftermarket volume (5%) partially offset by lower military OEM sales volume (1%).

The organic increase in operational profit (37%) primarily reflects the absence of amortization of inventory fair-value adjustments (26%) related to the Goodrich acquisition, lower selling, general and administrative expenses (9%) including the impact of synergies from the integration of Goodrich, lower research and development costs (6%), the profit contribution on higher aftermarket sales volume (6%) and higher licensing and royalty income (3%), partially offset by lower profits on OEM sales (15%) primarily attributable to adverse mix in commercial and military markets. "Acquisitions and Divestitures, net" is principally a result of the acquisition of Goodrich.
2012 Compared with 2011
The organic sales growth (7%) reflects higher commercial aerospace OEM (4%), military aerospace OEM (2%), and aftermarket (1%) volume.
The organic increase in operational profit (6%) primarily reflects the benefit of profit contribution on higher sales (11%) and lower warranty costs (5%) partially offset by higher engineering and development (4%) and pension costs (6%). "Acquisitions and divestitures, net" is principally a result of the acquisition of Goodrich.
Sikorsky is one of the world's largest helicopter companies. Sikorsky manufactures military and commercial helicopters and also provides aftermarket helicopter and aircraft parts and services.
Current major production programs at Sikorsky include the UH-60M Black Hawk medium-transport helicopters and HH-60M Medevac helicopters for the U.S. and foreign governments, the S-70 Black Hawk for foreign governments, the MH-60S and MH-60R helicopters for the U.S. Navy, the International Naval Hawk for multiple naval missions, and the S-76 and S-92 helicopters for commercial operations. The UH-60M helicopter is the latest and most modern in a series of Black Hawk variants that Sikorsky has been delivering to the U.S. Army since 1978. In July 2012, the U.S. Government and Sikorsky signed a five-year multi-service contract for approximately 650 H-60 helicopters. Actual production quantities will be determined year-by-year over the life of the program based on funding allocations set by Congress and the U.S. Department of Defense acquisition priorities, as well as the U.S. Foreign Military Sales program. Sikorsky is also developing the CH-53K next generation heavy lift helicopter for the U.S. Marine Corps and the CH-148 derivative of the H-92 helicopter, a military variant of the S-92 helicopter, for the Canadian Government. See the Aerospace Business section of Management's Discussion and Analysis above, for further discussion of Sikorsky's contract with the Canadian Government.
Sikorsky's aftermarket business includes spare parts sales, mission equipment, overhaul and repair services, maintenance contracts and logistics support programs for helicopters and other aircraft. Sales are principally made to the U.S. and foreign governments, and commercial helicopter operators. Sikorsky is increasingly engaging in logistics support programs and partnering with its government and commercial customers to manage and provide logistics, maintenance and repair services.

				Total Increase (Decrease) Year-Over-Year for:
(dollars in millions)	2013	2012	2011	2013 Compared with 2012		2012 Compared with 2011
Net Sales	$6,253	$6,791	$7,355	$(538)	(8)%	$(564)	(8)%
Cost of Sales	5,141	5,643	6,120	(502)	(9)%	(477)	(8)%
	1,112	1,148	1,235
Operating Expenses and Other	518	436	395
Operating Profits	$594	$712	$840	$(118)	(17)%	$(128)	(15)%

	Factors Contributing to Total % Increase (Decrease) Year-Over-Year in:
	2013			2012
	Net Sales	Cost of Sales	Operating Profits	Net Sales	Cost of Sales	Operating Profits
Organic / Operational	(8)%	(9)%	(16)%	(8)%	(8)%	(7)%
Other	—	—	(1)%	—	—	(8)%
Total % change	(8)%	(9)%	(17)%	(8)%	(8)%	(15)%
2013 Compared with 2012
The organic sales decrease (8%) reflects decreased international military sales (8%), decreased U.S. Government sales (2%) due to lower volume and unfavorable Multi-year 8 reset provisions, lower volume on customer funded development programs (2%) and decreased aftermarket sales (4%) due to lower military spares activity, partially offset by higher commercial aftermarket volume. These decreases were partially offset by increased commercial aircraft sales (8%) due to increased S-92 and S-76D aircraft sales volume and completion services.
The operational profit decrease (16%) reflects lower profitability from the U.S. Government (19%), aftermarket (5%), and customer funded development programs (4%); lower international military aircraft volume (8%); higher export compliance

(5%); other selling, general and administrative costs including pension and salaries (3%); and research and development (1%) costs. The decline in profitability on U.S. Government programs was due to lower aircraft volume, Multi-year 8 pricing reset provisions and aircraft cost performance, while the decline in aftermarket was due to lower military spares volume partially offset by favorable contract performance. These operational profit decreases were partially offset by lower loss provision adjustments for the previously noted CH-148 contract with the Canadian Government (18%) and higher profitability from commercial operations (10%) due to higher S-92 and S-76D aircraft sales and completions volume.
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
The operational profit decrease (7%) is a result of lower sales to the U.S. Government (12%), higher engineering and development costs (1%) and lower profits from foreign military operations (8%) due in large part to the previously noted $157 million loss provision for the CH-148 contract with the Canadian Government, partially offset by favorable aircraft mix within the foreign military operations business. These decreases were partially offset by an increase in commercial profits (10%) due primarily to strong S-92 volume and profitability, and increased aftermarket support (5%) due primarily to increased U.S. Government spares sales, favorable contract performance and savings from restructuring initiatives. The 8% decrease in "Other" primarily reflects the absence of a gain recognized on the contribution of a business to a venture in the United Arab Emirates in 2011.
Eliminations and other

	Net Sales			Operating Profits
(dollars in millions)	2013	2012	2011	2013	2012	2011
Eliminations and other	$(768)	$(527)	$(373)	$22	$(72)	$(228)
General corporate expenses	—	—	—	(481)	(426)	(419)
Eliminations and other reflects the elimination of sales, other income and operating profit transacted between segments, as well as the operating results of certain smaller businesses. The change in sales in 2013, as compared with 2012, reflects an increase in the amount of inter-segment sales eliminations due to our acquisition of Goodrich. The change in the operating profit elimination in 2013, as compared with 2012, primarily reflects the benefit of lower acquisitions and divestiture costs of approximately $70 million.

LIQUIDITY AND FINANCIAL CONDITION

(dollars in millions)	2013	2012
Cash and cash equivalents	$4,619	$4,819
Total debt	20,241	23,221
Net debt (total debt less cash and cash equivalents)	15,622	18,402
Total equity	33,219	27,069
Total capitalization (total debt plus total equity)	53,460	50,290
Net capitalization (total debt plus total equity less cash and cash equivalents)	48,841	45,471
Total debt to total capitalization	38%	46%
Net debt to net capitalization	32%	40%
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

The global economic environment has been improving. In the U.S., consumer sentiment and spending continue to improve on strength in the equity and housing markets, partially offset by continued weakness in defense spending. Europe has seen a return to moderate economic growth, while in China, construction starts and property transactions remained strong for 2013. In light of these circumstances, we continue to assess our current business and closely monitor the impact on our customers and suppliers, and have determined that overall there was not a significant adverse impact on our financial position, results of operations or liquidity during 2013.
Our domestic pension funds experienced a positive return on assets of approximately 11% during 2013.  Approximately 89% of these domestic pension plans are invested in readily-liquid investments, including equity, fixed income, asset-backed receivables and structured products. The balance of these domestic pension plans (11%) is invested in less-liquid but market-valued investments, including real estate and private equity. Across our global pension plans, the absence of prior pension investment losses, impact of a higher discount rate, as well as the positive returns experienced during 2013, are expected to result in decreased pension expense in 2014 of approximately $500 million as compared to 2013.
As discussed further below, despite the levels of debt we issued to finance the Goodrich acquisition, our strong debt ratings and financial position have historically enabled us to issue long-term debt at favorable market rates, including our issuance of $9.8 billion of long-term debt in June 2012. Our ability to obtain debt financing at comparable risk-based interest rates is partly a function of our existing debt-to-total-capitalization level as well as our current credit standing.
The purchase price of Goodrich of $127.50 per share in cash equated to a total enterprise value of $18.3 billion, including $1.9 billion in net debt assumed. To finance the cash consideration for the Goodrich acquisition and pay related fees, expenses and other amounts due and payable as a result of the acquisition, we utilized the net proceeds of approximately $9.6 billion from the $9.8 billion of long-term notes issued on June 1, 2012, the net proceeds of approximately $1.1 billion from the equity units issued on June 18, 2012, $3.2 billion from the issuance of commercial paper during July 2012 and $2.0 billion of proceeds borrowed on July 26, 2012 pursuant to our April 24, 2012 term loan credit agreement, all of which are discussed below. The $2.0 billion borrowed pursuant to our April 24, 2012 term loan credit agreement was repaid in November and December 2012. For the remainder of the cash consideration, we utilized approximately $0.5 billion of cash and cash equivalents generated from operating activities.
To manage the cash flow and liquidity impacts of these actions, we suspended share repurchases in 2012 and the fourth quarter of 2011, while resuming in 2013 with approximately $1.2 billion in share repurchases. We expect our acquisition spending for 2014 to approximate $1 billion; however, actual acquisition spending may vary depending on the timing, availability and appropriate value of acquisition opportunities.
On August 23, 2013, we redeemed all remaining outstanding 2019 Goodrich 6.125% notes, representing $202 million in aggregate principal, under our redemption notice issued on July 24, 2013. On September 27, 2013, we redeemed all remaining outstanding 2021 Goodrich 3.600% notes, representing $294 million in aggregate principal, under our redemption notice issued on August 28, 2013. On May 7, 2013, we commenced cash tender offers for two series of outstanding notes issued by Goodrich and the 2015 UTC 1.200% Senior Notes. These offers expired on June 4, 2013. Approximately $874.2 million in aggregate principal amount of these outstanding notes were tendered pursuant to these tender offers, including notes validly tendered prior to an early tender date in May 2013 and thereby eligible for an early tender premium. Total payments under these tender offers were approximately $935 million including principal, premium and interest. On June 24, 2013 we redeemed all remaining outstanding 2015 UTC 1.200% Senior Notes, representing $327 million in aggregate principal, under our redemption notice issued on May 24, 2013. We expect full year 2014 debt repayments to be approximately $1 billion.
Approximately $637 million in aggregate principal amount of the outstanding Goodrich notes were tendered under tender offers, the commencement of which were announced December 6, 2012, with $635 million in aggregate principal amount being eligible for an early tender premium. Total payments under these tender offers were approximately $790 million including principal, premium and interest.
In 2012, we approved plans for the divestiture of a number of non-core businesses, which were completed on June 14, 2013 with the sale of Pratt & Whitney Rocketdyne (Rocketdyne) to GenCorp Inc. for $411 million. On May 17, 2013, we completed the sale of the Pratt & Whitney Power Systems business to Mitsubishi Heavy Industries (MHI) for $432 million, excluding contingent consideration valued at approximately $200 million. On December 13, 2012, we completed the sale of the legacy Hamilton Sundstrand Industrial businesses to a private limited liability company formed by affiliates of BC Partners and affiliates of The Carlyle Group for $3.4 billion. The tax expense associated with this transaction was approximately $1.2 billion. Cash generated from these divestitures was used to repay debt incurred to finance the Goodrich acquisition.
On June 1, 2012, we issued a total of $9.8 billion of long-term debt, which is comprised of $1.0 billion aggregate principal amount of 1.200% notes due 2015, $1.5 billion aggregate principal amount of 1.800% notes due 2017, $2.3 billion aggregate principal amount of 3.100% notes due 2022, $3.5 billion aggregate principal amount of 4.500% notes due 2042, $1.0 billion aggregate principal amount of three-month LIBOR plus 0.270% floating rate notes due 2013, and $0.5 billion aggregate principal amount of three-month LIBOR plus 0.500% floating rate notes due 2015. The three-month LIBOR rate as of December 31, 2013 was approximately 0.2%.
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
At December 31, 2013, we had revolving credit agreements with various banks permitting aggregate borrowings of up to $4.0 billion pursuant to a $2.0 billion revolving credit agreement and a $2.0 billion multicurrency revolving credit agreement, both of which expire in November 2016. As of December 31, 2013 and 2012, there were no borrowings under either of these revolving credit agreements. The undrawn portions of our revolving credit agreements are also available to serve as backup facilities for the issuance of commercial paper. As of December 31, 2013, our maximum commercial paper borrowing authority as set by our Board of Directors was $4 billion. We generally use our commercial paper borrowings for general corporate purposes, including the funding of potential acquisitions and repurchases of our common stock.
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
On occasion, we are required to maintain cash deposits with certain banks with respect to contractual obligations related to acquisitions or divestitures or other legal obligations. As of December 31, 2013 and 2012, the amount of such restricted cash was approximately $47 million and $35 million, respectively.
We believe our future operating cash flows will be sufficient to meet our future operating cash needs. Further, our ability to obtain debt or equity financing, as well as the availability under committed credit lines, provides additional potential sources of liquidity should they be required or appropriate.

Cash Flow—Operating Activities of Continuing Operations

(dollars in millions)	2013	2012	2011
Net cash flows provided by operating activities of continuing operations	$7,505	$6,605	$6,460
2013 Compared with 2012
The increase in net cash flows provided by operating activities of continuing operations in 2013 as compared with 2012 was driven by the increase in income from continuing operations primarily attributable to the full year benefit in 2013 of 2012 acquisitions and continued cost reductions, as well as lower global pension contributions. Included in income from continuing operations in 2013 were approximately $248 million of net gains from the sale of the Pratt & Whitney Power Systems business and portfolio transformation activities at UTC Climate, Controls & Security, approximately $95 million of tax benefit as a result of enactment of the American Taxpayer Relief Act of 2012 in January 2013, and approximately $83 million of tax and interest benefits from the conclusion of the examination by the Internal Revenue Service (IRS) of legacy Goodrich's 2009 and 2010 tax years as well as settlements for our tax years prior to 2006. In 2013, the net increase in working capital required a cash outflow of approximately $200 million, compared to a cash inflow of approximately $100 million in 2012. This decrease of $300 million is attributable to an increase in accounts receivable driven by sales volumes and timing, primarily at Pratt & Whitney and UTC Aerospace Systems. Increases in inventories and contracts in progress were largely offset by increases in accounts payable and accrued liabilities.

The funded status of our defined benefit pension plans is dependent upon many factors, including returns on invested assets and the level of market interest rates. We can contribute cash or UTC shares to our plans at our discretion, subject to applicable regulations. Total cash contributions to our global defined benefit pension plans were $108 million, $430 million and $551 million during 2013, 2012 and 2011, respectively. During 2011, we also contributed $450 million in UTC Common Stock to our defined benefit pension plans. As of December 31, 2013, the total investment by the global defined benefit pension plans in our securities was approximately 3% of total plan assets. We expect to make total contributions of approximately $275 million to our global defined benefit pension plans in 2014. Although our domestic defined benefit pension plans are approximately 98% funded on a projected benefit obligation basis as of December 31, 2013, and we are not required to make additional contributions through the end of 2014, we may elect to make discretionary contributions in 2014. Contributions to our global defined benefit pension plans in 2014 are expected to meet or exceed the current funding requirements.
2012 Compared with 2011
The increase in net cash flows provided by operating activities of continuing operations in 2012 as compared with 2011 was driven primarily by lower working capital cash requirements, and a decrease in global pension contributions of $121 million. Included in income from continuing operations in 2012 were approximately $157 million of net non-cash gains from the portfolio transformation activities at UTC Climate, Controls & Security, an approximately $218 million non-cash tax and interest benefit from the conclusion of the examination by the IRS of our 2006 – 2008 tax years and an approximately $59 million non-cash tax and interest benefit from the resolution of disputes with the Appeals Division of the IRS for our 2004 – 2005 tax years. In 2012, the net decrease in working capital provided positive cash flow of $103 million, including a $157 million loss provision recorded on the CH-148 contract at Sikorsky, compared to a cash outflow of $291 million in 2011. This increase of $394 million was primarily driven by a decrease in accounts receivable due to strong collections, partially offset by an increase in inventories largely associated with anticipated volume changes at Sikorsky and Pratt & Whitney.
Cash Flow—Investing Activities of Continuing Operations

(dollars in millions)	2013	2012	2011
Net cash flows used in investing activities of continuing operations	$(1,464)	$(18,795)	$(672)
2013 Compared with 2012
Cash flows used in investing activities of continuing operations for 2013 primarily reflect the net proceeds of approximately $1.6 billion from business dispositions, offset by capital expenditures of approximately $1.7 billion and payments related to our collaboration intangible assets and contractual rights to provide product on new aircraft platforms of approximately $930 million. Business dispositions include the sale of the legacy Goodrich pumps and engine controls business to Triumph Group, Inc. on March 18, 2013, the sale of the legacy Goodrich electric power systems business to Safran S.A. on March 26, 2013, and the sale of Pratt & Whitney Power Systems to MHI on May 17, 2013.
In October 2011, Pratt & Whitney and Rolls-Royce announced their intention to form a new partnership to develop an engine to power future mid-size aircraft. In September 2013, following further discussion and because of the current regulatory environment, the parties agreed not to proceed with the partnership. In 2013, we made net payments of $420 million under our 2012 agreement to acquire Rolls-Royce's collaboration interest in IAE and the September 2013 agreement not to proceed with the partnership with Rolls-Royce. Capital expenditures in 2013 primarily relate to investments in new programs at Pratt & Whitney, and continuing Goodrich integration activities at UTC Aerospace Systems. Investments in businesses during 2013 were $151 million and included a number of small acquisitions in our commercial and aerospace businesses.
Customer financing activities were a net use of cash of $135 million and $25 million in 2013 and 2012, respectively. While we expect that 2014 customer financing activity will be a net use of funds, actual funding is subject to usage under existing customer financing commitments during the year. We may also arrange for third-party investors to assume a portion of our commitments. At December 31, 2013, we had commercial aerospace financing and other contractual commitments of approximately $11.1 billion related to commercial aircraft and certain contractual rights to provide product on new aircraft platforms, of which as much as $1.1 billion may be required to be disbursed during 2014. As discussed in Note 1 to the Consolidated Financial Statements, we have entered into certain collaboration arrangements, which may include participation by our collaborators in these commitments. At December 31, 2013, our collaborators' share of these commitments was approximately $3.1 billion of which as much as $342 million may be required to be disbursed to us during 2014. Refer to Note 5 to the Consolidated Financial Statements for additional discussion of our commercial aerospace industry assets and commitments.

2012 Compared with 2011
The increase in cash used in investing activities of continuing operations in 2012 as compared with 2011 was primarily a result of the Goodrich acquisition, which required cash payments, net of cash acquired, of $15.8 billion, as well as payments made to Rolls-Royce, net of cash acquired, to acquire their ownership and collaboration interests in IAE and license its V2500 intellectual property to Pratt & Whitney of approximately $1.7 billion in total, reflected in acquisitions of businesses and as an increase in collaboration intangible assets, respectively. Partially offsetting these increases, concurrent with the closing of the purchase of Rolls-Royce's interests in IAE, Pratt & Whitney entered into a collaboration arrangement with MTU with respect to a portion of the acquired collaboration interest in IAE for consideration of approximately $233 million, with additional payments due to Pratt & Whitney in the future. Investments in businesses during 2012 also included a number of additional small acquisitions in our commercial and aerospace businesses. Capital expenditures increased $460 million primarily at Pratt & Whitney and Otis, reflecting expenditures related to investments in new programs and low-cost manufacturing facilities, as well as at UTC Aerospace Systems due to spending at legacy Goodrich businesses subsequent to acquisition. Customer financing activities were a net use of cash of $25 million in 2012, compared to a net source of cash of $50 million in 2011.
Cash Flow—Financing Activities of Continuing Operations

(dollars in millions)	2013	2012	2011
Net cash flows (used in) provided by financing activities of continuing operations	$(5,940)	$8,021	$(3,983)
2013 Compared with 2012
The timing and levels of certain cash flow activities, such as acquisitions and repurchases of our stock, have resulted in the issuance of both long-term and short-term debt. Commercial paper borrowings and revolving credit facilities provide short-term liquidity to supplement operating cash flows and are used for general corporate purposes, including the funding of potential acquisitions and repurchases of our stock. As previously disclosed, in June 2012 we issued approximately $10.9 billion of long-term debt and equity units to finance the Goodrich acquisition, and made repayments of long-term debt of approximately $2.9 billion and $800 million in 2013 and 2012, respectively. We had $200 million and $320 million of commercial paper outstanding at December 31, 2013 and 2012, respectively.
Financing cash outflows for 2013 included the repurchase of 12.6 million shares of our common stock for approximately $1.2 billion. In connection with the Goodrich acquisition, we suspended share repurchases for 2012 and the fourth quarter of 2011. At December 31, 2013, management had authority to repurchase approximately 51.3 million shares under the share repurchase program announced on February 4, 2013. Under this program, shares may be purchased on the open market, in privately negotiated transactions and under plans complying with Rules 10b5-1 and 10b-18 under the Securities Exchange Act of 1934, as amended. We may also reacquire shares outside of the program from time to time in connection with the surrender of shares to cover taxes on vesting of restricted stock. Our share repurchases vary depending upon various factors including the level of our other investing activities.
In 2013, we paid aggregate dividends on common stock of approximately $1.9 billion, consisting of $0.535 per share in the first quarter of 2013 totaling $465 million, $0.535 per share in the second quarter of 2013 totaling $465 million, $0.535 per share in the third quarter of 2013 totaling $465 million, and $0.59 per share in the fourth quarter of 2013 totaling $512 million. During 2012, an aggregate $1.8 billion of cash dividends were paid to common stock shareowners.
We have an existing universal shelf registration statement filed with the SEC for an indeterminate amount of debt and equity securities for future issuance, subject to our internal limitations on the amount of securities to be issued under this shelf registration statement.
2012 Compared with 2011
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
In connection with the Goodrich acquisition, we suspended share repurchases for 2012 and the fourth quarter of 2011. Financing cash outflows for 2011 included the repurchase of 26.9 million shares of our common stock for approximately $2.2 billion under the previously announced share repurchase program.
In 2012, we paid aggregate dividends on common stock of approximately $1.8 billion. During 2011, an aggregate $1.6 billion of cash dividends were paid to common stock shareowners.

Cash Flow—Discontinued Operations

(dollars in millions)	2013	2012	2011
Net cash flows (used in) provided by discontinued operations	$(277)	$3,015	$73
2013 Compared with 2012
Cash flows used in discontinued operations in 2013 primarily relate to the completed divestitures of the legacy Hamilton Sundstrand Industrial businesses in December 2012 and Rocketdyne on June 14, 2013. Tax payments related to discontinued operations were approximately $640 million in 2013, primarily related to transactions concluded in 2012 and reported in discontinued operations. We do not expect remaining net tax payments related to these discontinued operations to be significant. Net cash flows used in discontinued operations for 2013 includes positive cash flows of approximately $400 million related to the sale of Rocketdyne, and cash flows from the operating activities of Rocketdyne, and of UTC Power through its date of disposition of February 12, 2013, as well as payments made in settlement of liabilities, transaction costs, and interim funding of UTC Power and of Clipper, which was divested in 2012.
2012 Compared with 2011
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
Losses, if any, on long-term contracts are provided for when anticipated. We recognize loss provisions on original equipment contracts to the extent that estimated inventoriable manufacturing, engineering, product warranty and product performance guarantee costs, as appropriate, exceed the projected revenue from the products contemplated under the contractual arrangement. For new commitments, we generally record loss provisions at the earlier of contract announcement or contract signing except for certain requirements contracts under which losses are recorded based upon receipt of the purchase order which obligates us to perform. For existing commitments, anticipated losses on contracts are recognized in the period in which losses become evident. Products contemplated under the contractual arrangement include products purchased under the contract and, in the large commercial engine and wheels and brakes businesses, future highly probable sales of replacement parts required by regulation that are expected to be purchased subsequently for incorporation into the original equipment. Revenue projections used in determining contract loss provisions are based upon estimates of the quantity, pricing and timing of future product deliveries. We measure the extent of progress toward completion on our long-term commercial aerospace equipment and helicopter production type contracts using units-of-delivery. In addition, we use the cost-to-cost method for elevator and escalator sales, installation and modernization contracts in the commercial businesses and certain aerospace development contracts. For long-term aftermarket contracts, we recognize revenue over the contract period in proportion to the costs expected to be incurred in performing services under the contract. Contract accounting also requires estimates of future costs over the performance period of the contract as well as an estimate of award fees and other sources of revenue.

Contract costs are incurred over a period of time, which can be several years, and the estimation of these costs requires management's judgment. The long-term nature of these contracts, the complexity of the products, and the strict safety and performance standards under which they are regulated can affect our ability to estimate costs precisely. As a result, we review and update our cost estimates on significant contracts on a quarterly basis, and no less frequently than annually for all others, and when circumstances change and warrant a modification to a previous estimate. We record changes in contract estimates using the cumulative catch-up method in accordance with the Revenue Recognition Topic of the FASB ASC.
Income Taxes. The future tax benefit arising from net deductible temporary differences and tax carryforwards was $3.2 billion at both December 31, 2013 and 2012. Management believes that our earnings during the periods when the temporary differences become deductible will be sufficient to realize the related future income tax benefits. For those jurisdictions where the expiration date of tax carryforwards or the projected operating results indicate that realization is not likely, a valuation allowance is provided.
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
In the ordinary course of business there is inherent uncertainty in quantifying our income tax positions. We assess our income tax positions and record tax benefits for all years subject to examination based upon management's evaluation of the facts, circumstances and information available at the reporting date. For those tax positions where it is more likely than not that a tax benefit will be sustained, we have recorded the largest amount of tax benefit with a greater than 50% likelihood of being realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where it is not more likely than not that a tax benefit will be sustained, no tax benefit has been recognized in the financial statements. See Notes 1 and 11 to the Consolidated Financial Statements for further discussion.
Goodwill and Intangible Assets. Our investments in businesses in 2013 totaled $151 million. The assets and liabilities of acquired businesses are recorded under the acquisition method of accounting at their estimated fair values at the dates of acquisition. Goodwill represents costs in excess of fair values assigned to the underlying identifiable net assets of acquired businesses. Intangible assets consist of service portfolios, patents, trademarks/tradenames, customer relationships and other intangible assets including a collaboration asset established in connection with the restructuring of IAE as discussed above and in Note 2 to the Consolidated Financial Statements. Also included within other intangible assets are commercial aerospace participation payments made to secure certain contractual rights to provide product on new aircraft platforms. Payments made on these contractual commitments are amortized as a reduction of sales. We amortize these intangible assets based on the pattern of economic benefit, which may result in an amortization method other than straight-line. In the aerospace industry, amortization based on the pattern of economic benefit generally results in lower amortization expense during the development period with increasing amortization expense as programs enter full production and aftermarket cycles. If a pattern of economic benefit cannot be reliably determined, a straight-line amortization method is used. The gross value of these contractual commitments at December 31, 2013 was approximately $3.5 billion, of which approximately $1.1 billion has been paid to date. We record these payments as intangible assets when such payments are no longer conditional. The recoverability of these intangibles is dependent upon the future success and profitability of the underlying aircraft platforms including the associated aftermarket revenue streams.
Goodwill and intangible assets deemed to have indefinite lives are not amortized, but are subject to annual impairment testing using the guidance and criteria described in the "Intangibles—Goodwill and Other" Topic of the FASB ASC. This testing compares carrying values to fair values and, when appropriate, the carrying values of these assets are reduced to fair value. In developing our estimates for the fair value of our reporting units, significant judgment is required in the determination of the appropriateness of using a qualitative assessment or quantitative assessment. When quantitative assessments are required or elected to be performed, fair value is primarily based on income approaches using discounted cash flow models which have significant assumptions. Such assumptions are subject to variability from year to year and are directly impacted by global market conditions. We completed our annual impairment testing as of July 1, 2013 and determined that no significant adjustments to the carrying value of goodwill or indefinite lived intangible assets were necessary based on the results of the impairment tests. Although these assets are not currently impaired, there can be no assurance that future impairments will not occur. See Note 2 to the Consolidated Financial Statements for further discussion.
Contingent Liabilities. Our operating units include businesses which sell products and services and conduct operations throughout the world. As described in Note 17 to the Consolidated Financial Statements, contractual, regulatory and other matters in the normal course of business may arise that subject us to claims or litigation. Additionally, we have significant contracts with the U.S. Government, subject to government oversight and audit, which may require significant adjustment of contract prices. We accrue for liabilities associated with these matters when it is probable that a liability has been incurred and the amount can be reasonably estimated. The most likely cost to be incurred is accrued based on an evaluation of then currently available facts with respect to each matter. When no amount within a range of estimates is more likely, the minimum is accrued. The inherent uncertainty related to the outcome of these matters can result in amounts materially different from any provisions made with respect to their resolution.
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
In the following table, we show the sensitivity of our pension and other postretirement benefit plan liabilities and net annual periodic cost to a 25 basis point change in the discount rate as of December 31, 2013:

(dollars in millions)	Increase in Discount Rate of 25 bps	Decrease in Discount Rate of 25 bps
Pension plans
Projected benefit obligation	$(1,004)	$1,040
Net periodic pension cost	(90)	89
Other postretirement benefit plans
Accumulated postretirement benefit obligation	(18)	18
Net periodic postretirement benefit cost	—	—
Pension expense is also sensitive to changes in the expected long-term rate of asset return. An increase or decrease of 25 basis points in the expected long-term rate of asset return would have decreased or increased 2013 pension expense by approximately $71 million.
The weighted-average discount rate used to measure pension liabilities and costs is set by reference to UTC specific analysis using each plan's specific cash flows and is then compared to high-quality bond indices for reasonableness. Global market interest rates have increased in 2013 as compared with 2012 and, as a result, the weighted-average discount rate used to measure pension liabilities increased from 4.0% in 2012 to 4.7% in 2013. In December 2009, we amended the salaried retirement plans (qualified and non-qualified) to change the retirement formula effective January 1, 2015. At that time, final average earnings (FAE) and credited service will stop under the formula applicable for hires before July 1, 2002. Employees hired after 2009 are not eligible for any defined benefit pension plan and will instead receive an enhanced benefit under the UTC Savings Plan. As of July 26, 2012 the same amendment was applied to legacy Goodrich salaried employees. The absence of prior pension investment losses, impact of a higher discount rate, as well as the positive returns experienced during 2013, are expected to decrease pension expense in 2014 by approximately $500 million as compared to 2013. See Note 12 to the Consolidated Financial Statements for further discussion.
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

A summary of our consolidated contractual obligations and commitments as of December 31, 2013 is as follows:

		Payments Due by Period
(dollars in millions)	Total	2014	2015 – 2016	2017 – 2018	Thereafter
Long-term debt—principal	$19,643	$112	$1,965	$2,655	$14,911
Long-term debt—future interest	13,327	963	1,747	1,520	9,097
Operating leases	2,373	586	858	389	540
Purchase obligations	17,011	9,045	6,069	982	915
Other long-term liabilities	5,042	937	1,228	1,377	1,500
Total contractual obligations	$57,396	$11,643	$11,867	$6,923	$26,963
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
Other long-term liabilities primarily include those amounts on our December 31, 2013 balance sheet representing obligations under product service and warranty policies, performance and operating cost guarantees, estimated environmental remediation costs and expected contributions under employee benefit programs. The timing of expected cash flows associated with these obligations is based upon management's estimates over the terms of these agreements and is largely based upon historical experience.
In connection with the acquisition of Goodrich in 2012, we identified customer contractual obligations on certain OEM development programs where the expected costs exceed the expected revenue under contract. We measured these liabilities under the measurement provisions of the "Fair Value Measurements and Disclosures" Topic of the FASB ASC, which is based on the price to transfer the obligation to a market participant at the measurement date, assuming that the liability will remain outstanding in the marketplace. Based on the estimated net cash outflows of the OEM developmental programs plus a reasonable contracting profit margin required to transfer the contracts to market participants, we recorded assumed liabilities of approximately $2.2 billion. These liabilities are being liquidated in accordance with the underlying economic pattern of obligations, as reflected by the net cash outflows incurred on the OEM contracts. Total consumption of the contractual obligations for the year ended December 31, 2013 was approximately $278 million. Total consumption of the contractual obligations is expected to be as follows: $261 million in 2014, $220 million in 2015, $239 million in 2016, $242 million in 2017, $210 million in 2018 and $686 million thereafter. These amounts are not included in the table above.
The above table also does not reflect unrecognized tax benefits of $1,223 million, the timing of which is uncertain, except for approximately $133 million that may become payable during 2014. Refer to Note 11 to the Consolidated Financial Statements for additional discussion on unrecognized tax benefits.
COMMERCIAL COMMITMENTS
The following table summarizes our commercial commitments outstanding as of December 31, 2013.

	Amount of Commitment Expiration per Period
(dollars in millions)	Committed	2014	2015 – 2016	2017 – 2018	Thereafter
Commercial aerospace financing commitments	$4,031	$440	$1,641	$1,012	$938
Other commercial aerospace commitments	7,227	656	1,374	1,287	3,910
Commercial aerospace financing arrangements	615	10	96	20	489
Unconsolidated subsidiary debt guarantees	231	97	49	—	85
Performance guarantees	150	58	5	11	76
Total commercial commitments	$12,254	$1,261	$3,165	$2,330	$5,498
In exchange for the increased ownership and collaboration interests and intellectual property license, Pratt & Whitney paid Rolls-Royce $1.5 billion at closing with additional payments due to Rolls-Royce contingent upon each hour flown by the V2500-powered aircraft in service as of June 29, 2012 during the fifteen year period following closing of the purchase. These payments are being capitalized as a collaboration intangible asset and amortized in relation to the economic benefits received over the projected remaining thirty year life of the V2500 program. The estimated flight hour payments are included in Other commercial aerospace commitments in the table above.
Refer to Notes 1, 5 and 16 to the Consolidated Financial Statements for additional discussion on contractual and commercial commitments.
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
We have evaluated our exposure to changes in foreign currency exchange rates, interest rates and commodity prices in our market risk sensitive instruments, which are primarily cash, debt and derivative instruments, using a value at risk analysis. Based on a 95% confidence level and a one-day holding period, at December 31, 2013, the potential loss in fair value on our market risk sensitive instruments was not material in relation to our financial position, results of operations or cash flows. Our calculated value at risk exposure represents an estimate of reasonably possible net losses based on volatilities and correlations and is not necessarily indicative of actual results. Refer to Notes 1, 9 and 14 to the Consolidated Financial Statements for additional discussion of foreign currency exchange, interest rates and financial instruments.
Foreign Currency Exposures. We have a large volume of foreign currency exposures that result from our international sales, purchases, investments, borrowings and other international transactions. International segment sales, including U.S. export sales, averaged approximately $36 billion over the last three years. We actively manage foreign currency exposures that are associated with committed foreign currency purchases and sales, and other assets and liabilities created in the normal course of business at the operating unit level. More than insignificant exposures that cannot be naturally offset within an operating unit are hedged with foreign currency derivatives. We also have a significant amount of foreign currency net asset exposures. Currently, we do not hold any derivative contracts that hedge our foreign currency net asset exposures but may consider such strategies in the future.
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
Commodity Price Exposures. We are exposed to volatility in the prices of raw materials used in some of our products and from time to time we may use forward contracts in limited circumstances to manage some of those exposures. In the future, if hedges are used, gains and losses may affect earnings. There were no significant outstanding commodity hedges as of December 31, 2013.

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
We have identified 710 locations, mostly in the United States, at which we may have some liability for remediating contamination. We have resolved our liability at 322 of these locations. We do not believe that any individual location's exposure will have a material effect on our results of operations. Sites in the investigation, remediation or operation and maintenance stage represent approximately 94% of our accrued environmental remediation reserve.
We have been identified as a potentially responsible party under the Comprehensive Environmental Response Compensation and Liability Act (CERCLA or Superfund) at 124 sites. The number of Superfund sites, in and of itself, does not represent a relevant measure of liability because the nature and extent of environmental concerns vary from site to site and our share of responsibility varies from sole responsibility to very little responsibility. In estimating our liability for remediation, we consider our likely proportionate share of the anticipated remediation expense and the ability of other potentially responsible parties to fulfill their obligations.
At December 31, 2013 and 2012, we had $936 million and $847 million reserved for environmental remediation, respectively. Cash outflows for environmental remediation were $40 million in 2013, $35 million in 2012 and $54 million in 2011. We estimate that ongoing environmental remediation expenditures in each of the next two years will not exceed approximately $87 million.
GOVERNMENT MATTERS
As described in "Critical Accounting Estimates—Contingent Liabilities," our contracts with the U.S. Government are subject to audits. Such audits may recommend that certain contract prices should be reduced to comply with various government regulations. We are also the subject of one or more investigations and legal proceedings initiated by the U.S. Government with respect to government contract matters. See "Legal Proceedings" in Item 1 to this Form 10-K and Note 11 "Income Taxes" and Note 17 "Commitments & Contingencies" of our Consolidated Financial Statements for further discussion of these and other government matters.

Cautionary Note Concerning Factors That May Affect Future Results
This 2013 Annual Report to Shareowners (2013 Annual Report) contains statements which, to the extent they are not statements of historical or present fact, constitute "forward-looking statements" under the securities laws. From time to time, oral or written forward-looking statements may also be included in other materials released to the public. These forward-looking statements are intended to provide management's current expectations or plans for our future operating and financial performance, based on assumptions currently believed to be valid. Forward-looking statements can be identified by the use of words such as "believe," "expect," "expectations," "plans," "strategy," "prospects," "estimate," "project," "target," "anticipate," "will," "should," "see," "guidance," "confident" and other words of similar meaning in connection with a discussion of future operating or financial performance. Forward-looking statements may include, among other things, statements relating to future sales, earnings, cash flow, results of operations, uses of cash and other measures of financial performance. All forward-looking statements involve risks, uncertainties and other factors that may cause actual results to differ materially from those expressed or implied in the forward-looking statements. For those statements we claim the protection of the safe harbor for forward-looking statements contained in the U.S. Private Securities Litigation Reform Act of 1995. Such risks, uncertainties and other factors include, without limitation:

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

•	our ability to realize the intended benefits of recently announced organizational changes;

•	future levels of indebtedness and capital spending and research and development spending;

•	future availability of credit and factors that may affect such availability, including credit market conditions and our capital structure;

•	delays and disruption in delivery of materials and services from suppliers;

•	new business opportunities;

•	customer and Company directed cost reduction efforts and restructuring costs and savings and other consequences thereof;

•
the scope, nature or impact of other acquisition and divestiture activity, including among other things integration of acquired businesses into our existing businesses and realization of synergies and opportunities for growth and innovation;

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
In addition, our Annual Report on Form 10-K for 2013 includes important information as to risks, uncertainties and other factors that may cause actual results to differ materially from those expressed or implied in the forward-looking statements. See the "Notes to Consolidated Financial Statements" under the heading "Note 17: Contingent Liabilities," the section titled "Management's Discussion and Analysis of Financial Condition and Results of Operations" under the headings "Business Overview," "Results of Operations," "Liquidity and Financial Condition," and "Critical Accounting Estimates," and the section titled "Risk Factors." Our Annual Report on Form 10-K for 2013 also includes important information as to these factors in the "Business" section under the headings "General," "Description of Business by Segment" and "Other Matters Relating to Our Business as a Whole," and in the "Legal Proceedings" section. Additional important information as to these factors is included in this 2013 Annual Report in the section titled "Management's Discussion and Analysis of Financial Condition and Results of Operations" under the headings "Restructuring Costs," "Environmental Matters" and "Governmental Matters." The forward-looking statements speak only as of the date of this report or, in the case of any document incorporated by reference, the date of that document. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. Additional information as to factors that may cause actual results to differ materially from those expressed or implied in the forward-looking statements are disclosed from time to time in our other filings with the SEC.

Management's Report on Internal Control over Financial Reporting

The management of UTC is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with accounting principles generally accepted in the United States of America. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Management has assessed the effectiveness of UTC's internal control over financial reporting as of December 31, 2013. In making its assessment, management has utilized the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in its Internal Control—Integrated Framework, released in 1992. Management concluded that based on its assessment, UTC's internal control over financial reporting was effective as of December 31, 2013. The effectiveness of UTC's internal control over financial reporting, as of December 31, 2013, has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which is included herein.

/s/ Louis R. Chênevert
Louis R. Chênevert
Chairman & Chief Executive Officer

/s/ Gregory J. Hayes
Gregory J. Hayes
Senior Vice President and Chief Financial Officer

/s/ John E. Stantial
John E. Stantial
Acting Controller and Assistant Controller, Financial Reporting

Report of Independent Registered Public Accounting Firm
TO THE BOARD OF DIRECTORS AND SHAREOWNERS OF UNITED TECHNOLOGIES CORPORATION:
In our opinion, the accompanying consolidated balance sheet and the related consolidated statement of operations, of comprehensive income, of cash flows and of changes in equity present fairly, in all material respects, the financial position of United Technologies Corporation and its subsidiaries at December 31, 2013 and December 31, 2012, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2013 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in 1992. The Corporation's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express opinions on these financial statements and on the Corporation's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.
A corporation's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A corporation's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the corporation; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the corporation are being made only in accordance with authorizations of management and directors of the corporation; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the corporation's assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers LLP
Hartford, Connecticut
February 6, 2014

Consolidated Statement of Operations

(dollars in millions, except per share amounts; shares in millions)	2013	2012	2011
Net Sales:
Product sales	$45,253	$40,729	$38,882
Service sales	17,373	16,979	16,872
	62,626	57,708	55,754
Costs and Expenses:
Cost of products sold	34,063	31,094	29,252
Cost of services sold	11,258	11,059	11,117
Research and development	2,529	2,371	1,951
Selling, general and administrative	6,718	6,452	6,161
	54,568	50,976	48,481
Other income, net	1,151	952	573
Operating profit	9,209	7,684	7,846
Interest expense, net	897	773	496
Income from continuing operations before income taxes	8,312	6,911	7,350
Income tax expense	2,238	1,711	2,134
Net income from continuing operations	6,074	5,200	5,216
Less: Noncontrolling interest in subsidiaries' earnings from continuing operations	388	353	385
Income from continuing operations attributable to common shareowners	5,686	4,847	4,831
Discontinued operations (Note 3):
Income (loss) from operations	63	(998)	255
(Loss) gain on disposal	(33)	2,030	—
Income tax benefit (expense)	5	(742)	(97)
Net income from discontinued operations	35	290	158
Less: Noncontrolling interest in subsidiaries' earnings from discontinued operations	—	7	10
Income from discontinued operations attributable to common shareowners	35	283	148
Net income attributable to common shareowners	$5,721	$5,130	$4,979

Earnings Per Share of Common Stock—Basic:
Net income from continuing operations attributable to common shareowners	$6.31	$5.41	$5.41
Net income attributable to common shareowners	$6.35	$5.73	$5.58
Earnings Per Share of Common Stock—Diluted:
Net income from continuing operations attributable to common shareowners	$6.21	$5.35	$5.33
Net income attributable to common shareowners	$6.25	$5.66	$5.49
Dividends Per Share of Common Stock	$2.195	$2.030	$1.865
Weighted average number of shares outstanding:
Basic shares	901.0	895.2	892.3
Diluted shares	915.1	906.6	906.8
See accompanying Notes to Consolidated Financial Statements

Consolidated Statement of Comprehensive Income

(dollars in millions)	2013	2012	2011
Net income from continuing operations	$6,074	$5,200	$5,216
Net income from discontinued operations	35	290	158
Net income	6,109	5,490	5,374
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments
Foreign currency translation adjustments arising during period	(523)	556	(278)
Less: reclassification adjustments for loss (gain) on sale of an investment in a foreign entity recognized in net income	25	(100)	115
	(498)	456	(163)
Change in pension and post-retirement benefit plans
Net actuarial gain (loss) arising during period	3,987	(1,542)	(2,692)
Prior service (cost) credit arising during period	(225)	211	(21)
Other	50	(3)	(9)
Less: amortization of actuarial loss, prior service cost and transition obligation	906	689	441
	4,718	(645)	(2,281)
Tax (expense) benefit	(1,735)	205	796
	2,983	(440)	(1,485)
Unrealized gain (loss) on available-for-sale securities
Unrealized holding gain arising during period	332	91	78
Less: reclassification adjustments for gain included in net income	(91)	(123)	(27)
	241	(32)	51
Tax (expense) benefit	(90)	13	(21)
	151	(19)	30
Change in unrealized cash flow hedging
Unrealized cash flow hedging (loss) gain arising during period	(136)	88	(46)
Less: loss (gain) reclassified into Product sales	25	(31)	(96)
	(111)	57	(142)
Tax benefit (expense)	29	(4)	36
	(82)	53	(106)
Other comprehensive income (loss), net of tax	2,554	50	(1,724)
Comprehensive income	8,663	5,540	3,650
Less: comprehensive income attributable to noncontrolling interest	(374)	(368)	(392)
Comprehensive income attributable to common shareowners	$8,289	$5,172	$3,258
See accompanying Notes to Consolidated Financial Statements

Consolidated Balance Sheet

(dollars in millions, except per share amounts; shares in thousands)	2013	2012
Assets
Cash and cash equivalents	$4,619	$4,819
Accounts receivable (net of allowance for doubtful accounts of $488 and $443)	11,458	11,099
Inventories and contracts in progress, net	10,330	9,537
Future income tax benefits, current	1,964	1,611
Assets held for sale	—	1,071
Other assets, current	1,071	1,473
Total Current Assets	29,442	29,610
Customer financing assets	1,156	1,150
Future income tax benefits	1,236	1,599
Fixed assets, net	8,866	8,518
Goodwill	28,168	27,801
Intangible assets, net	15,521	15,189
Other assets	6,205	5,542
Total Assets	$90,594	$89,409

Liabilities and Equity
Short-term borrowings	$388	$503
Accounts payable	6,965	6,431
Accrued liabilities	15,335	15,310
Liabilities held for sale	—	421
Long-term debt currently due	112	1,121
Total Current Liabilities	22,800	23,786
Long-term debt	19,741	21,597
Future pension and postretirement benefit obligations	3,444	7,520
Other long-term liabilities	11,279	9,199
Total Liabilities	57,264	62,102
Commitments and contingent liabilities (Notes 5 and 17)
Redeemable noncontrolling interest	111	238
Shareowners’ Equity:
Capital Stock:
Preferred Stock, $1 par value; 250,000 shares authorized; None issued or outstanding	—	—
Common Stock, $1 par value; 4,000,000 shares authorized; 1,417,724 and 1,407,780 shares issued	14,764	13,976
Treasury Stock— 501,038 and 488,931 common shares at average cost	(20,431)	(19,251)
Retained earnings	40,539	36,776
Unearned ESOP shares	(126)	(139)
Total Accumulated other comprehensive loss	(2,880)	(5,448)
Total Shareowners’ Equity	31,866	25,914
Noncontrolling interest	1,353	1,155
Total Equity	33,219	27,069
Total Liabilities and Equity	$90,594	$89,409
See accompanying Notes to Consolidated Financial Statements

Consolidated Statement of Cash Flows

(dollars in millions)	2013	2012	2011
Operating Activities of Continuing Operations:
Net income attributable to common shareowners	$5,721	$5,130	$4,979
Noncontrolling interest in subsidiaries' earnings	388	360	395
Net income	6,109	5,490	5,374
Less: Net income from discontinued operations	35	290	158
Income from continuing operations	6,074	5,200	5,216
Adjustments to reconcile income from continuing operations to net cash flows provided by operating activities of continuing operations:
Depreciation and amortization	1,821	1,524	1,263
Deferred income tax provision	242	120	334
Stock compensation cost	275	210	221
Change in:
Accounts receivable	(531)	(165)	(697)
Inventories and contracts in progress	(1,096)	(539)	(330)
Other current assets	74	(4)	(24)
Accounts payable and accrued liabilities	1,354	811	760
Global pension contributions	(108)	(430)	(551)
Other operating activities, net	(600)	(122)	268
Net cash flows provided by operating activities of continuing operations	7,505	6,605	6,460
Investing Activities of Continuing Operations:
Capital expenditures	(1,688)	(1,389)	(929)
Increase in customer financing assets	(245)	(100)	(42)
Decrease in customer financing assets	110	75	92
Investments in businesses	(151)	(16,026)	(357)
Dispositions of businesses	1,560	425	494
Increase in collaboration intangible assets	(722)	(1,543)	—
Other investing activities, net	(328)	(237)	70
Net cash flows used in investing activities of continuing operations	(1,464)	(18,795)	(672)
Financing Activities of Continuing Operations:
Issuance of long-term debt	92	10,899	59
Repayment of long-term debt	(2,862)	(842)	(616)
(Decrease) increase in short-term borrowings, net	(113)	(214)	562
Common Stock issued under employee stock plans	378	522	226
Dividends paid on Common Stock	(1,908)	(1,752)	(1,602)
Repurchase of Common Stock	(1,200)	—	(2,175)
Other financing activities, net	(327)	(592)	(437)
Net cash flows (used in) provided by financing activities of continuing operations	(5,940)	8,021	(3,983)
Discontinued Operations:
Net cash (used in) provided by operating activities	(628)	41	130
Net cash provided by (used in) investing activities	351	2,974	(35)
Net cash used in financing activities	—	—	(22)
Net cash flows (used in) provided by discontinued operations	(277)	3,015	73
Effect of foreign exchange rate changes on cash and cash equivalents	(41)	30	(1)
Net (decrease) increase in cash and cash equivalents	(217)	(1,124)	1,877
Cash and cash equivalents, beginning of year	4,836	5,960	4,083
Cash and cash equivalents, end of year	4,619	4,836	5,960
Less: Cash and cash equivalents of businesses held for sale	—	17	—
Cash and cash equivalents of continuing operations, end of year	$4,619	$4,819	$5,960
Supplemental Disclosure of Cash Flow Information:
Interest paid, net of amounts capitalized	$1,047	$725	$642
Income taxes paid, net of refunds	$2,789	$1,772	$1,432
Non-cash investing and financing activities include:
Contributions of UTC Common Stock to domestic defined benefit pension plans	$—	$—	$450
See accompanying Notes to Consolidated Financial Statements

Consolidated Statement of Changes In Equity

(dollars in millions)
Common Stock
Balance at December 31, 2010	$12,597

Comprehensive income (loss):
Net income
Redeemable noncontrolling interest in subsidiaries' earnings
Other comprehensive income (loss), net of tax
Common Stock issued under employee plans (7.2 million shares), net of tax benefit of $81	672
Common Stock contributed to defined benefit pension plans (5.7 million shares)	227
Common Stock repurchased (26.9 million shares)
Dividends on Common Stock
Dividends on ESOP Common Stock
Dividends attributable to noncontrolling interest
Redeemable noncontrolling interest accretion
Purchase of subsidiary shares from noncontrolling interest	(54)
Sale of subsidiary shares in noncontrolling interest	3
Other changes in noncontrolling interest
Balance at December 31, 2011	$13,445

Comprehensive income (loss):
Net income
Redeemable noncontrolling interest in subsidiaries' earnings
Other comprehensive income (loss), net of tax
Common Stock issued under employee plans (8 million shares), net of tax benefit of $67	643
Treasury Stock reissued under employee plans (3.6 million shares)	138
Equity Units issuance	(216)
Dividends on Common Stock
Dividends on ESOP Common Stock
Dividends attributable to noncontrolling interest
Redeemable noncontrolling interest accretion
Purchase of subsidiary shares from noncontrolling interest	(34)
Sale of subsidiary shares in noncontrolling interest
Other changes in noncontrolling interest
Redeemable noncontrolling interest reclassification to noncontrolling interest
Balance at December 31, 2012	$13,976

Comprehensive income (loss):
Net income
Redeemable noncontrolling interest in subsidiaries' earnings
Other comprehensive income (loss), net of tax
Common Stock issued under employee plans (10.4 million shares), net of tax benefit of $115	837
Common Stock repurchased (12.6 million shares)
Dividends on Common Stock
Dividends on ESOP Common Stock
Dividends attributable to noncontrolling interest
Purchase of subsidiary shares from noncontrolling interest	(49)
Sale of subsidiary shares in noncontrolling interest
Disposition of noncontrolling interest
Redeemable noncontrolling interest reclassification to noncontrolling interest
Balance at December 31, 2013	$14,764

See accompanying Notes to Consolidated Financial Statements

Shareowners' Equity
Treasury Stock	Retained Earnings	Unearned ESOP Shares	Accumulated Other Comprehensive Income (Loss)	Noncontrolling Interest	Total Equity	Redeemable Noncontrolling Interest
$(17,468)	$30,191	$(166)	$(3,769)	$947	$22,332	$317

	4,979			395	5,374
				(25)	(25)	25
			(1,721)	(6)	(1,727)	3
10	(9)	14			687
223					450
(2,175)					(2,175)
	(1,602)				(1,602)
	(63)				(63)
				(363)	(363)	(15)
	(9)				(9)	9
				(19)	(73)	(2)
				23	26
				(12)	(12)	21
$(19,410)	$33,487	$(152)	$(5,490)	$940	$22,820	$358

	5,130			360	5,490
				(24)	(24)	24
			42	2	44	6
18	(20)	13			654
141					279
					(216)
	(1,752)				(1,752)
	(67)				(67)
				(337)	(337)	(18)
	(2)				(2)	2
				(4)	(38)	(34)
				52	52
				66	66
				100	100	(100)
$(19,251)	$36,776	$(139)	$(5,448)	$1,155	$27,069	$238

	5,721			388	6,109
				(5)	(5)	5
			2,568	(5)	2,563	(9)
20	19	13			889
(1,200)					(1,200)
	(1,908)				(1,908)
	(69)				(69)
				(355)	(355)	(5)
				(94)	(143)	(3)
				243	243
				(7)	(7)	(82)
				33	33	(33)
$(20,431)	$40,539	$(126)	$(2,880)	$1,353	$33,219	$111

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
On occasion, we are required to maintain cash deposits with certain banks with respect to contractual obligations related to acquisitions or divestitures or other legal obligations. As of December 31, 2013 and 2012, the amount of such restricted cash was approximately $47 million and $35 million, respectively.
Accounts Receivable. Current and long-term accounts receivable include retainage of $173 million and $172 million and unbilled receivables of $1,495 million and $1,363 million as of December 31, 2013 and 2012, respectively.
Retainage represents amounts that, pursuant to the applicable contract, are not due until project completion and acceptance by the customer. Unbilled receivables represent revenues that are not currently billable to the customer under the terms of the contract. These items are expected to be collected in the normal course of business. See Note 5 for further discussion of additional deferred assets recorded in connection with long-term aftermarket contracts with commercial aerospace industry customers.
Marketable Equity Securities. Equity securities that have a readily determinable fair value and that we do not intend to trade are classified as available-for-sale and carried at fair value. Unrealized holding gains and losses are recorded as a separate component of shareowners' equity, net of deferred income taxes.
Inventories and Contracts in Progress. Inventories and contracts in progress are stated at the lower of cost or estimated realizable value and are primarily based on first-in, first-out (FIFO) or average cost methods; however, certain UTC Aerospace Systems and UTC Climate, Controls & Security entities use the last-in, first-out (LIFO) method. If inventories that were valued using the LIFO method had been valued under the FIFO method, they would have been higher by $133 million and $139 million at December 31, 2013 and 2012, respectively.
Costs accumulated against specific contracts or orders are at actual cost. Valuation reserves for excess, obsolete, and slow-moving inventory are estimated by comparing the inventory levels of individual parts to both future sales forecasts or production requirements and historical usage rates in order to identify inventory where the resale value or replacement value is less than inventoriable cost. Other factors that management considers in determining the adequacy of these reserves include whether individual inventory parts meet current specifications and cannot be substituted for a part currently being sold or used as a service part, overall market conditions, and other inventory management initiatives. Manufacturing costs are allocated to current production and firm contracts.
Equity Method Investments. Investments in which we have the ability to exercise significant influence, but do not control, are accounted for under the equity method of accounting and are included in Other assets on the Consolidated Balance Sheet. Under this method of accounting, our share of the net earnings or losses of the investee is included in Other income, net on the Consolidated Statement of Operations since the activities of the investee are closely aligned with the operations of the business segment holding the investment. We evaluate our equity method investments whenever events or changes in circumstance indicate that the carrying amounts of such investments may be impaired. If a decline in the value of an equity method investment is determined to be other than temporary, a loss is recorded in earnings in the current period. There were no significant impairment charges recorded in 2013 on our equity method investments.
Goodwill and Intangible Assets. Goodwill represents costs in excess of fair values assigned to the underlying net assets of acquired businesses. Goodwill and intangible assets deemed to have indefinite lives are not amortized. Goodwill and indefinite-lived intangible assets are subject to annual impairment testing using the guidance and criteria described in the FASB ASC Topic "Intangibles—Goodwill and Other." This testing compares carrying values to fair values and, when appropriate, the carrying value of these assets is reduced to fair value.
Intangible assets consist of service portfolios, patents, trademarks/tradenames, customer relationships and other intangible assets including a collaboration asset established in connection with the restructuring of participants' interests in IAE as discussed further in Note 2. Acquired intangible assets are recognized at fair value in purchase accounting and then amortized to cost of sales and selling, general & administrative expenses over the applicable useful lives. Also included within other intangible assets are commercial aerospace payments made to secure certain contractual rights to provide product on new aircraft platforms. Consideration paid on these contractual commitments is capitalized when it is no longer conditional.
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
Other Long-Lived Assets. We evaluate the potential impairment of other long-lived assets when appropriate. If the carrying value of other long-lived assets held and used exceeds the sum of the undiscounted expected future cash flows, the carrying value is written down to fair value.
Long-Term Financing Receivables. Our long-term and financing receivables primarily represent balances related to the aerospace businesses such as long-term trade accounts receivable, leases, and notes receivable. We also have other long-term receivables in our commercial businesses; however, both the individual and aggregate amounts of those other receivables are not significant.
Long-term trade accounts receivable represent amounts arising from the sale of goods and services with a contractual maturity date of greater than one year and are recognized as "Other assets" in our Consolidated Balance Sheet. Notes and leases receivable represent notes and lease receivables other than receivables related to operating leases, and are recognized as "Customer financing assets" in our Consolidated Balance Sheet. The following table summarizes the balance by class of aerospace long-term receivables as of December 31, 2013 and 2012:

(dollars in millions)	2013	2012
Long-term trade accounts receivable	$714	$593
Notes and leases receivable	583	584
Total long-term receivables	$1,297	$1,177
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
We determine credit ratings for each customer in our portfolio based upon public information and information obtained directly from our customers. We conduct a review of customer credit ratings, published historical credit default rates for different rating categories, and multiple third party aircraft value publications as a basis to validate the reasonableness of the allowance for losses on these balances quarterly or when events and circumstances warrant. Customer credit ratings range from an extremely strong capacity to meet financial obligations, to customers whose uncollateralized receivable is in default. There can be no assurance that actual results will not differ from estimates or that consideration of these factors in the future will not result in an increase or decrease to the allowance for credit losses on long-term receivables. Based upon the customer credit ratings, approximately 9% of the total long-term receivables reflected in the table above were considered to bear high credit risk as of both December 31, 2013 and 2012. See Note 5 for further discussion of commercial aerospace industry assets and commitments.

Reserves for credit losses on receivables relate to specifically identified receivables that are evaluated individually for impairment. For notes and leases receivable we determine a specific reserve for exposure based on the difference between the carrying value of the receivable and the estimated fair value of the related collateral in connection with the evaluation of credit risk and collectability. For long-term trade accounts receivable, we evaluate credit risk and collectability individually to determine if an allowance is necessary. Our long-term receivables reflected in the table above, which include reserves of $49 million and $60 million as of December 31, 2013 and 2012, respectively, are individually evaluated for impairment. At both December 31, 2013 and 2012, we did not have any significant balances that are considered to be delinquent, on non-accrual status, past due 90 days or more, or considered to be impaired.
Income Taxes. In the ordinary course of business there is inherent uncertainty in quantifying our income tax positions. We assess our income tax positions and record tax benefits for all years subject to examination based upon management's evaluation of the facts, circumstances, and information available at the reporting date. For those tax positions where it is more-likely-than-not that a tax benefit will be sustained, we have recorded the largest amount of tax benefit with a greater than 50% likelihood of being realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where it is not more-likely-than-not that a tax benefit will be sustained, no tax benefit has been recognized in the financial statements. Where applicable, associated interest expense has also been recognized. We recognize accrued interest related to unrecognized tax benefits in interest expense. Penalties, if incurred, would be recognized as a component of income tax expense.
Revenue Recognition. As a result of our diverse product and service mix and customer base, we use multiple revenue recognition practices. We recognize sales for product or services in contracts within the scope of Staff Accounting Bulletin ("SAB") Topic 13, Revenue Recognition. Products and services included within the scope of this SAB Topic include heating, ventilating, air-conditioning and refrigeration systems, non-complex alarm and fire detection and suppression systems, commercially funded research and development contracts and non-complex aerospace components. Sales within the scope of this SAB Topic are recognized when persuasive evidence of an arrangement exists, product delivery has occurred or services have been rendered, pricing is fixed or determinable and collectability is reasonably assured. Subsequent changes in service contracts are accounted for prospectively.
Contract Accounting and Separately Priced Maintenance and Extended Warranty Aftermarket Contracts: For our construction-type and certain production-type contracts, sales are recognized on a percentage-of-completion basis following contract accounting methods. Contracts consist of enforceable agreements which form the basis of our unit of accounting for measuring sales, accumulating costs and recording loss provisions as necessary. Contract accounting requires estimates of award fees and other sources of variable consideration as well as future costs over the performance period of the contract. Cost estimates also include the estimated cost of satisfying our offset obligations required under certain contracts. Cost estimates are subject to change and result in adjustments to margins on contracts in progress. The extent of progress toward completion on our long-term commercial aerospace equipment and production-type helicopter contracts is measured using units of delivery or other contractual milestones. The extent of progress towards completion on our development and other cost reimbursement contracts in our aerospace businesses and elevator and escalator sales, installation, modernization and other construction contracts in our commercial businesses is measured using cost-to-cost based input measures. Contract costs include estimated inventoriable manufacturing, engineering, product warranty and product performance guarantee costs, as appropriate. Contract costs are primarily averaged until actual costs approximate the average for those units of accounting which use output measures when measuring progress towards completion.
For separately priced product maintenance and extended warranty aftermarket contracts, sales are recognized over the contract period. In the commercial businesses, sales are primarily recognized on a straight-line basis. In the aerospace businesses, sales are primarily recognized in proportion to cost as sufficient historical evidence indicates that costs of performing services under the contract are incurred on an other than straight-line basis.
Losses, if any, on long-term contracts are provided for when evident. Loss provisions on original equipment contracts are recognized to the extent estimated contract costs exceed the estimated consideration from the products contemplated under the contractual arrangement. For new commitments, we generally record loss provisions at the earlier of contract announcement or contract signing except for certain requirements contracts under which losses are recorded upon receipt of the purchase order which obligates us to perform. For existing commitments, anticipated losses on contracts are recognized in the period in which losses become evident. Products contemplated under contractual arrangement include firm quantities of products purchased under contract and, in the large commercial engine and wheels and brakes businesses, future highly probable sales of replacement parts required by regulation that are expected to be purchased subsequently for incorporation into the original equipment. In the large commercial engine and wheels and brakes businesses, when the combined original equipment and aftermarket arrangements for each individual sales campaign are profitable, we record original equipment product losses, as applicable, at the time of delivery.

We review our cost estimates on significant contracts on a quarterly basis, and for others, no less frequently than annually or when circumstances change and warrant a modification to a previous estimate. We record changes in contract estimates using the cumulative catch-up method in accordance with the "Revenue Recognition" Topic of the FASB ASC. The net increase in operating profits as a result of significant changes in aerospace contract estimates was $167 million in 2013 driven by several favorable contract adjustments recorded throughout the year largely at the Pratt & Whitney segment. The impact of these adjustments was not considered significant to either the sales or operating profits of the segment in the quarter in which they were recorded other than the impact of a contract termination which was disclosed in the Pratt & Whitney segment results in the first quarter of 2013. The net change in contract estimates also includes the $27 million and $157 million adverse impacts revisions in estimate on the CH-148 Canadian Maritime Helicopter program resulting from ongoing program delays in 2013 and 2012, respectively.
Collaborations: Sales generated from engine programs, spare parts sales, and aftermarket business under collaboration arrangements are recorded consistent with our revenue recognition policies in our consolidated financial statements. Amounts attributable to our collaborators for their share of sales are recorded as an expense in our financial statements based upon the terms and nature of the arrangement. Costs associated with engine programs under collaborative arrangements are expensed as incurred. Under these arrangements, collaborators contribute their program share of engine parts, incur their own production costs and make certain payments to Pratt & Whitney for shared or joint program costs. The reimbursement of a collaborator's share of program costs is recorded as a reduction of the related expense item at that time.
Cash Payments to Customers: UTC Climate, Controls & Security customarily offers its customers incentives to purchase products to ensure an adequate supply of its products in the distribution channels. The principal incentive program provides reimbursements to distributors for offering promotional pricing for our products. We account for incentive payments made as a reduction in sales. In our aerospace businesses, we may make participation payments to certain customers to secure certain contract rights. We classify the subsequent amortization of these acquired intangible assets from our customers as a reduction in sales. Contractually stated prices in arrangements with our customers that include the acquisition of intangible rights within the scope of "Intangibles - Goodwill and Other" and deliverables within the scope of the FASB ASC Topic "Revenue Recognition" are not presumed to be representative of fair value for determining the amounts to allocate to each element of an arrangement.
Research and Development. Research and development costs not specifically covered by contracts and those related to the company sponsored share of research and development activity in connection with cost-sharing arrangements are charged to expense as incurred. Government research and development support, not associated with specific contracts, is recorded as a reduction to research and development expense in the period earned. Repayment, if any, is in the form of future royalties and is conditioned upon the achievement of certain financial targets including specific aircraft engine sales, total aircraft engine sales volume and total year-over-year sales growth of the entity receiving the government funding. Given the conditional and uncertain nature of any repayment obligations, royalty expense is typically recorded only upon engine shipment or is otherwise accrued monthly based upon the forecasted impact for the current year. The cumulative funding received under existing relationships has been approximately $2.2 billion of which approximately $500 million has been repaid to date in the form of royalties.
Research and development costs incurred under contracts with customers are included as a contract cost and reported as a component of cost of products sold when revenue from such contracts is recognized. Research and development costs in excess of contractual consideration is expensed as incurred.
Foreign Exchange. We conduct business in many different currencies and, accordingly, are subject to the inherent risks associated with foreign exchange rate movements. The financial position and results of operations of substantially all of our foreign subsidiaries are measured using the local currency as the functional currency. Foreign currency denominated assets and liabilities are translated into U.S. Dollars at the exchange rates existing at the respective balance sheet dates, and income and expense items are translated at the average exchange rates during the respective periods. The aggregate effects of translating the balance sheets of these subsidiaries are deferred as a separate component of shareowners' equity.
Derivatives and Hedging Activity. We have used derivative instruments, including swaps, forward contracts and options, to help manage certain foreign currency, interest rate and commodity price exposures. Derivative instruments are viewed as risk management tools by us and are not used for trading or speculative purposes. By their nature, all financial instruments involve market and credit risks. We enter into derivative and other financial instruments with major investment grade financial institutions and have policies to monitor the credit risk of those counterparties. We limit counterparty exposure and concentration of risk by diversifying counterparties. While there can be no assurance, we do not anticipate any material non-performance by any of these counterparties. We enter into transactions that are subject to enforceable master netting arrangements or other similar agreements with various counterparties. However, we have not elected to offset multiple contracts with a single counterparty and, as a result, the fair value of the derivative instruments in a loss position is not offset against the fair value of derivative instruments in a gain position.

Derivatives used for hedging purposes may be designated and effective as a hedge of the identified risk exposure at the inception of the contract. All derivative instruments are recorded on the balance sheet at fair value. Derivatives used to hedge foreign-currency-denominated balance sheet items are reported directly in earnings along with offsetting transaction gains and losses on the items being hedged. Derivatives used to hedge forecasted cash flows associated with foreign currency commitments or forecasted commodity purchases may be accounted for as cash flow hedges, as deemed appropriate. Gains and losses on derivatives designated as cash flow hedges are recorded in other comprehensive income and reclassified to earnings as a component of product sales or expenses, as applicable, when the hedged transaction occurs. To the extent that a previously designated hedging transaction is no longer an effective hedge, any ineffectiveness measured in the hedging relationship is recorded currently in earnings in the period it occurs.
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
Pension and Postretirement Obligations. Guidance under the FASB ASC Topic "Compensation—Retirement Benefits" requires balance sheet recognition of the overfunded or underfunded status of pension and postretirement benefit plans. Under this guidance, actuarial gains and losses, prior service costs or credits, and any remaining transition assets or obligations that have not been recognized under previous accounting standards must be recognized in other comprehensive income, net of tax effects, until they are amortized as a component of net periodic benefit cost.
Product Performance Obligations. We extend performance and operating cost guarantees beyond our normal service and warranty policies for extended periods on some of our products, particularly commercial aircraft engines. Liability under such guarantees is based upon future product performance and durability. In addition, we incur discretionary costs to service our products in connection with product performance issues. We accrue for such costs that are probable and can be reasonably estimated. The costs associated with these product performance and operating cost guarantees require estimates over the full terms of the agreements, and require management to consider factors such as the extent of future maintenance requirements and the future cost of material and labor to perform the services. These cost estimates are largely based upon historical experience. See Note 16 for further discussion.
Collaborative Arrangements. In view of the risks and costs associated with developing new engines, Pratt & Whitney has entered into certain collaboration arrangements in which sales, costs and risks are shared. Sales generated from engine programs, spare parts, and aftermarket business under collaboration arrangements are recorded as earned in our financial statements. Amounts attributable to our collaborators for their share of sales are recorded as an expense in our financial statements based upon the terms and nature of the arrangement. Costs associated with engine programs under collaborative arrangements are expensed as incurred. Under these arrangements, collaborators contribute their program share of engine parts, incur their own production costs and make certain payments to Pratt & Whitney for shared or joint program costs. The reimbursement of the collaborators' share of program costs is recorded as a reduction of the related expense item at that time. As of December 31, 2013, the collaborators' interests in all commercial engine programs ranged from 2% to 49%, inclusive of a portion of Pratt & Whitney's interests held by other participants. Pratt & Whitney is the principal participant in all existing collaborative arrangements. There are no individually significant collaborative arrangements and none of the collaborators exceed a 31% share in an individual program. The following table illustrates the income statement classification and amounts attributable to transactions arising from the collaborative arrangements between participants for each period presented:

(dollars in millions)	2013	2012	2011
Collaborator share of sales:
Cost of products sold	$1,820	$1,295	$963
Cost of services sold	273	216	36
Collaborator share of program costs (reimbursement of expenses incurred):
Cost of products sold	(127)	(97)	(88)
Research and development	(194)	(203)	(220)
Selling, general and administrative	(5)	(7)	(4)

NOTE 2: BUSINESS ACQUISITIONS, DISPOSITIONS, GOODWILL AND INTANGIBLE ASSETS
Business Acquisitions and Dispositions. Our investments in businesses in 2013, 2012 and 2011 totaled $151 million, $18.6 billion (including debt assumed of $2.6 billion) and $372 million (including debt assumed of $15 million), respectively.
On May 17, 2013, we completed the sale of the Pratt & Whitney Power Systems business to Mitsubishi Heavy Industries (MHI) for $432 million, excluding contingent consideration valued at approximately $200 million, and we entered into a long-term engineering and manufacturing agreement with MHI. The sale generated a pre-tax gain of approximately $193 million ($132 million after tax). Pratt & Whitney Power Systems has not been reclassified to Discontinued Operations due to our level of continuing involvement in the business post-sale.
On February 7, 2013, we completed the acquisition of Grupo Ascensores Enor, S.A. (Enor), a privately held company headquartered in Spain with operations in Spain and Portugal, which designs, manufactures, installs and services elevators. Enor's 2012 sales were approximately $50 million. Under the terms of the transaction, Zardoya Otis, S.A. (ZOSA), a non-wholly owned subsidiary of the Company, exchanged publicly traded shares of ZOSA with a fair value of approximately $240 million as of the transaction completion date for all of the shares of Enor.
On July 26, 2012, we completed the acquisition of Goodrich, a global supplier of systems and services to the aerospace and defense industry with 2011 sales of $8.1 billion. Goodrich products include aircraft nacelles and interior, actuation, landing and electronic systems. Under the terms of the agreement, Goodrich shareholders received $127.50 in cash for each share of Goodrich common stock they owned on July 26, 2012. This equated to a total enterprise value of $18.3 billion, including $1.9 billion in net debt assumed. The acquired Goodrich businesses were combined with the legacy Hamilton Sundstrand businesses to form the new UTC Aerospace Systems segment. The Goodrich acquisition and the formation of UTC Aerospace Systems provide increased scale, financial strength and complementary product offerings, allowing us to significantly strengthen our position in the aerospace and defense industry, create aftermarket efficiencies for our customers, accelerate our ability to drive innovation within the aerospace industry, and enhance our ability to support our customers with more integrated systems. This acquisition, coupled with our acquisition of an additional interest in IAE, as discussed below, further advances UTC's strategy of focusing on our core businesses.
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
Allocation of Consideration Transferred to Net Assets Acquired:
The following amounts represent the final determination as of July 26, 2012 (the closing date of the acquisition of Goodrich) of the fair value of identifiable assets acquired and liabilities assumed from the Goodrich acquisition, including adjustments made during the one year measurement period from the date of acquisition. Measurement period adjustments were not significant and were not retroactively reclassified to prior periods.

(dollars in millions)
Cash and cash equivalents	$538
Accounts receivable, net	1,205
Inventories and contracts in progress, net	1,673
Future income tax benefits, current	515
Other assets, current	647
Fixed assets	2,209
Intangible assets:
Customer relationships and related program assets	8,550
Trademarks	1,550
Other assets	1,501
Short-term borrowings	(84)
Accounts payable	(587)
Accrued liabilities	(1,919)
Long-term debt	(2,961)
Future pension and postretirement benefit obligations	(1,743)
Other long-term liabilities:
Customer contractual obligations	(2,200)
Other long-term liabilities	(4,013)
Noncontrolling interests	(41)
Total identifiable net assets	4,840
Goodwill	11,580
Total consideration transferred	$16,420
In order to allocate the consideration transferred for Goodrich, the fair values of all identifiable assets and liabilities needed to be established. For accounting and financial reporting purposes, fair value is defined under the "Fair Value Measurements and Disclosures" Topic of the FASB ASC as the price that would be received upon sale of an asset or the amount paid to transfer a liability in an orderly transaction between market participants at the measurement date. Market participants are assumed to be buyers and sellers in the principal (most advantageous) market for the asset or liability. Additionally, fair value measurements for an asset assume the highest and best use of that asset by market participants. Use of different estimates and judgments could yield different results.
In determining the fair value of identifiable assets acquired and liabilities assumed, a review was conducted for any significant contingent assets or liabilities existing as of the acquisition date. No significant contingencies related to existing legal or government action have been identified which existed as of the opening balance sheet date. Based upon our existing practices and phase II environmental assessments done on a number of Goodrich sites, we determined that environmental liability obligations of $325 million were assumed in connection with the acquisition.
The fair values of the customer relationship and related program intangible assets, which include the related aerospace program OEM and aftermarket cash flows, were determined by using an "income approach" which is the most common valuation approach utilized. Under this approach, the net earnings attributable to the asset or liability being measured are isolated using the discounted projected net cash flows. These projected cash flows are isolated from the projected cash flows of the combined asset group over the remaining economic life of the intangible asset or liability being measured. Both the amount and the duration of the cash flows are considered from a market participant perspective. Our estimates of market participant net cash flows considered historical and projected pricing, remaining developmental effort, operational performance including company specific synergies, aftermarket retention, product life cycles, material and labor pricing, and other relevant customer, contractual and market factors. Where appropriate, the net cash flows are probability-adjusted to reflect the uncertainties associated with the underlying assumptions, as well as the risk profile of the net cash flows utilized in the valuation. The probability-adjusted future cash flows are then discounted to present value using an appropriate discount rate. The customer relationship and related program intangible assets are being amortized on a straight-line basis (which approximates the economic pattern of benefits) over the estimated economic life of the underlying programs of 10 to 25 years.

We also identified customer contractual obligations on certain OEM development programs where the expected costs exceed the expected revenue under contract. We measured these liabilities under the provisions of the "Fair Value Measurements and Disclosures" Topic of the FASB ASC, which is based on the price to transfer the obligation to a market participant at the measurement date, assuming that the liability will remain outstanding in the marketplace. Based on the estimated net cash outflows of the OEM developmental programs plus a reasonable contracting profit margin required to transfer the contracts to market participants, we recorded assumed liabilities of approximately $2.2 billion. These liabilities will be liquidated in accordance with the underlying economic pattern of obligations, as reflected by the net cash outflows incurred on the OEM contracts. Total consumption of the contractual obligation for the year ended December 31, 2013 was approximately $278 million. Total consumption of the contractual obligation is expected to be as follows: $261 million in 2014, $220 million in 2015, $239 million in 2016, $242 million in 2017, $210 million in 2018 and $686 million thereafter.
Goodrich had not recorded an income tax liability on the unremitted earnings of its non-U.S. subsidiaries, which were approximately $853 million as of December 31, 2011. In connection with the Goodrich acquisition, UTC has made a determination to repatriate certain of these unremitted earnings, making such amounts subject to both U.S. and non-U.S. income taxes. Accordingly, an income tax liability of $215 million was recorded in purchase accounting for the unremitted earnings no longer considered permanently reinvested.
In 2010, Pratt & Whitney entered into a preferred supplier contract with Goodrich for the development and subsequent production of nacelles for the PW1500G (Bombardier CSeries) and PW1200G (Mitsubishi Regional Jet). That preferred supplier contract replaced previous contracts and preliminary Memorandum of Understandings entered into in 2006 and 2008. Under the 2010 agreement, Pratt & Whitney agreed to fund Goodrich's non-recurring development effort and established a recurring price for the production nacelles. Prior to the date of the Goodrich acquisition, Pratt & Whitney and Goodrich had asserted claims against each other in a contractual dispute and would have ultimately arbitrated the matter were it not for the acquisition. In accordance with ASC Topic 805, pre-existing relationships must be effectively settled at acquisition as the relationships become intercompany relationships upon acquisition and are eliminated in the post-combination financial statements. Any resulting settlement gains or losses should be measured at fair value and recorded on the acquisition date. Accordingly, a $46 million gain was recorded in other income by Pratt & Whitney in the quarter ended September 30, 2012 based upon a third party determination of the probability-weighted outcome had the matter gone to arbitration. No additional gain or loss was recorded in connection with the settlement of these pre-existing relationships as we determined that the terms of these two contracts were consistent with other similar market transactions at the time of our acquisition of Goodrich.
Under Goodrich's pre-existing management continuity arrangements (MCAs), we assumed change-in-control obligations related to certain executives at Goodrich. We evaluated the change-in-control provisions governed by the MCAs and for certain of the executives, we determined that we had assumed liabilities of approximately $74 million as the benefit payments were effectively single trigger arrangements in substance. We measured the assumed liability based on fair value concepts of ASC Topic 820, using weighted average techniques of possible outcomes of the employees electing to receive such benefits. We expensed approximately $12 million in 2012 for MCAs where we amended the term of the MCAs beyond the original expiration date for certain executives. We incurred expense of approximately $9 million in connection with MCA payments made in 2013.
Acquisition-Related Costs:
Acquisition-related costs have been expensed as incurred. In 2012 and 2011, approximately $95 million and $84 million, respectively, of transaction costs (including integration costs) were incurred in addition to approximately $67 million of restructuring costs, including exit costs in connection with the acquisition.
Supplemental Pro-Forma Data:
Goodrich's results of operations have been included in UTC's financial statements for the period subsequent to the completion of the acquisition on July 26, 2012. The following unaudited supplemental pro-forma data presents consolidated information as if the acquisition had been completed on January 1, 2011. There were no significant pro-forma adjustments required for the year ended December 31, 2013. The pro-forma results were calculated by combining the results of UTC with the stand-alone results of Goodrich for the pre-acquisition periods, which were adjusted to account for certain costs which would have been incurred during this pre-acquisition period:

(dollars in millions, except per share amounts)	2012
Net sales	$62,173
Net income attributable to common shareowners from continuing operations	5,095
Basic earnings per share of common stock from continuing operations	5.69
Diluted earnings per share of common stock from continuing operations	5.62

The unaudited supplemental pro-forma data above includes the following significant adjustments made to account for certain costs which would have been incurred if the acquisition had been completed on January 1, 2011, as adjusted for the applicable tax impact. As the Goodrich acquisition was completed on July 26, 2012, the pro-forma adjustments for 2012 in the table below only include the required adjustments through July 26, 2012:

(dollars in millions)	2012
Amortization of inventory fair value adjustment [1]	$(103)
Amortization of acquired Goodrich intangible assets, net [2]	108
Utilization of contractual customer obligation [3]	(96)
Interest expense incurred on acquisition financing, net [4]	63

[1]
Removed the expense for inventory fair value adjustments recognized during the last two quarters of 2012, which would have been amortized as the corresponding inventory would have been completely sold during the first two quarters of 2011.

[2]
Added the additional amortization of the acquired Goodrich intangible assets recognized at fair value in purchase accounting and eliminated the historical Goodrich intangible asset amortization expense.

[3]	Added the additional utilization of the Goodrich contractual customer obligation recognized in purchase accounting.

[4]	Added the additional interest expense for the debt incurred to finance our acquisition of Goodrich and reduced interest expense for the debt fair value adjustment which would have been amortized.
The unaudited supplemental pro-forma financial information does not reflect the potential realization of cost savings relating to the integration of the two companies. Further, the pro-forma data should not be considered indicative of the results that would have occurred if the acquisition and related financing had been consummated on January 1, 2011, nor are they indicative of future results.
In connection with regulatory approval of UTC's acquisition of Goodrich, regulatory authorities required UTC to dispose of the Goodrich electric power systems and the Goodrich pumps and engine controls businesses. Pursuant to regulatory obligations, these businesses had been held separately from UTC's and Goodrich's ongoing businesses since the acquisition of Goodrich by UTC. On March 18, 2013, we completed the sale of the Goodrich pumps and engine controls business to Triumph Group, Inc., and on March 26, 2013, we completed the sale of the Goodrich electric power systems business to Safran S.A. Combined proceeds from the sales of the two businesses were approximately $600 million.
Other Acquisition and Disposition Activity:
In 2012, UTC approved plans for the divestiture of a number of non-core businesses. Cash generated from these divestitures was used to repay debt incurred to finance the Goodrich acquisition. See Note 3 for further discussion.
On June 29, 2012, Pratt & Whitney, Rolls-Royce plc (Rolls-Royce), MTU Aero Engines AG (MTU), and Japanese Aero Engines Corporation (JAEC), participants in the IAE collaboration, completed a restructuring of their interests in IAE. Under the terms of the agreement, Rolls-Royce sold its ownership and collaboration interests in IAE to Pratt & Whitney, while also entering into an agreement to license its V2500 intellectual property to Pratt & Whitney. In exchange for the increased ownership and collaboration interests and intellectual property license, Pratt & Whitney paid Rolls-Royce $1.5 billion at closing with additional payments due to Rolls-Royce during the fifteen year period following closing of the purchase, conditional upon each hour flown by V2500-powered aircraft in service at the closing. Payments made to Rolls-Royce under this agreement are capitalized as collaboration intangible assets, as further discussed below. In October 2011, Pratt & Whitney and Rolls-Royce announced their intention to form a new partnership to develop an engine to power future mid-sized aircraft. In September 2013, following further discussion and because of the current regulatory environment, the parties agreed not to proceed with this partnership. As a result of this decision, an additional collaboration intangible asset payment was made to Rolls-Royce in accordance with the underlying agreement.
The collaboration interest and intellectual property licenses are reflected as intangible assets and are amortized in relation to the economic benefits received over the remaining estimated 30 year life of the V2500 program. As a result of these transactions, Pratt & Whitney holds a 61% net interest in the collaboration and a 49.5% ownership interest in IAE. IAE's business purpose is to coordinate the design, development, manufacturing and product support of the V2500 program through involvement with the collaborators. IAE retains limited equity with the primary economics of the V2500 program passed to the participants in the separate collaboration arrangement. As such, we have determined that IAE is a variable interest entity, and Pratt & Whitney is the primary beneficiary under the criteria established in the FASB ASC Topic 810 "Consolidations" and has, therefore, been consolidated. The carrying amounts and classification of assets and liabilities for IAE in our Consolidated Balance Sheet as of December 31, 2013 and 2012 are as follows:

(dollars in millions)	2013	2012
Current assets	$1,616	$1,308
Noncurrent assets	1,066	899
Total assets	$2,682	$2,207
Current liabilities	$1,895	$1,468
Noncurrent liabilities	1,085	781
Total liabilities	$2,980	$2,249
UTC Climate, Controls & Security continued its portfolio transformation efforts in 2013 with the disposition of a number of businesses, resulting in net a gain of approximately $55 million, including gains from the sale of businesses in Hong Kong and Australia. UTC Climate, Controls & Security portfolio transformation in 2012 included the disposition of a number of businesses resulting in impairment and other charges totaling approximately $180 million. During 2012, UTC Climate, Controls & Security also sold a controlling interest in a manufacturing and distribution joint venture in Asia generating a gain of approximately $215 million, and a controlling interest in a Canadian distribution business generating a gain of approximately $120 million.
Goodwill. The changes in the carrying amount of goodwill, by segment, are as follows:

(dollars in millions)	Balance as of January 1, 2013	Goodwill resulting from business combinations	Foreign currency translation and other	Balance as of December 31, 2013
Otis	$1,583	$152	$6	$1,741
UTC Climate, Controls & Security	9,868	2	(143)	9,727
Pratt & Whitney	1,238	—	35	1,273
UTC Aerospace Systems	14,754	301	14	15,069
Sikorsky	353	—	—	353
Total Segments	27,796	455	(88)	28,163
Eliminations and other	5	—	—	5
Total	$27,801	$455	$(88)	$28,168
Intangible Assets. Identifiable intangible assets are comprised of the following:

	2013		2012
(dollars in millions)	Gross Amount	Accumulated Amortization	Gross Amount	Accumulated Amortization
Amortized:
Service portfolios	$2,234	$(1,295)	$2,127	$(1,202)
Patents and trademarks	380	(181)	412	(167)
IAE collaboration	2,273	—	1,526	—
Customer relationships and other	12,049	(2,199)	11,901	(1,718)
	16,936	(3,675)	15,966	(3,087)
Unamortized:
Trademarks and other	2,260	—	2,310	—
Total	$19,196	$(3,675)	$18,276	$(3,087)
The customer relationships intangible assets include payments made to our customers to secure certain contractual rights. We amortize these intangible assets based on the pattern of economic benefit, which may result in an amortization method other than straight-line. In accordance with the FASB ASC Topic 605, "Customer Payments and Incentives," we classify amortization of such payments as a reduction of sales. The IAE collaboration intangible asset is being amortized based upon the economic pattern of benefits as represented by the underlying cash flows. As these cash flows have been negative to date, no amortization has yet been recorded. Amortization of intangible assets was $710 million, $547 million and $398 million in 2013, 2012 and 2011, respectively. The following is the expected amortization of intangible assets for 2014 through 2018, which reflects an increase in expected amortization expense due to the pattern of economic benefit on certain aerospace intangible assets increasing over time.

(dollars in millions)	2014	2015	2016	2017	2018
Amortization expense	$706	$688	$706	$732	$761

NOTE 3: DISCONTINUED OPERATIONS
In 2012, the UTC Board of Directors approved plans for the divestiture of a number of non-core businesses, which were completed with the sale of Pratt & Whitney Rocketdyne (Rocketdyne) on June 14, 2013, as discussed below. Cash generated from these divestitures was used to repay debt incurred to finance the Goodrich acquisition.
On June 14, 2013, we completed the sale of substantially all operations of Rocketdyne to GenCorp Inc. for $411 million. The sale generated a pre-tax loss of approximately $7 million ($3 million after tax), which has been included in discontinued operations in the accompanying Consolidated Statement of Operations.
On February 12, 2013, we completed the disposition of UTC Power to ClearEdge Power. The disposition resulted in payments by UTC totaling $48 million, which included capitalization of the business prior to the sale and interim funding of operations as the buyer took control of a loss generating business. We have no continuing involvement with the UTC Power business post disposition.
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
On August 7, 2012, we completed the disposition of Clipper Windpower (Clipper) to a private equity acquirer. The disposition resulted in payments totaling approximately $367 million which included capitalization of the business prior to sale, transaction fees, and funding of operations as the acquirer took control of a business with significant net liabilities. These payments are largely reflected in Net cash provided by (used in) investing activities within the discontinued operations section of the Consolidated Statement of Cash Flows. We have no continuing involvement with the Clipper business following disposition.
The legacy Hamilton Sundstrand Industrial businesses, as well as Clipper, Rocketdyne and UTC Power all met the "held-for-sale" criteria in 2012. The results of operations, including the net realized gains and losses on disposition, and the related cash flows which resulted from these non-core businesses, have been reclassified to Discontinued Operations in our Consolidated Statements of Operations and Cash Flows.
The following summarized financial information for our discontinued operations businesses has been segregated from continuing operations and reported as Discontinued Operations:

(dollars in millions)	2013	2012
Discontinued Operations:
Net sales	$309	$2,075
Income (loss) from operations	$63	$(998)
Income tax expense	(32)	(65)
Income (loss) from operations, net of income taxes	31	(1,063)
(Loss) gain on disposal	(33)	2,030
Income tax benefit (expense)	37	(677)
Net income from discontinued operations	$35	$290
Income (loss) from operations of discontinued operations for 2012 includes pre-tax impairment charges of approximately $1.2 billion. There were no impairment charges for 2013. These amounts were previously included in (loss) gain on disposal of discontinued operations and have been reclassified for consistency of presentation.

NOTE 4: EARNINGS PER SHARE

(dollars in millions, except per share amounts; shares in millions)	2013	2012	2011
Net income attributable to common shareowners:
Net income from continuing operations	$5,686	$4,847	$4,831
Net income from discontinued operations	35	283	148
Net income attributable to common shareowners	$5,721	$5,130	$4,979
Basic weighted average number of shares outstanding	901.0	895.2	892.3
Stock awards	14.1	11.4	14.5
Diluted weighted average number of shares outstanding	915.1	906.6	906.8
Earnings Per Share of Common Stock—Basic:
Net income from continuing operations	$6.31	$5.41	$5.41
Net income from discontinued operations	0.04	0.32	0.17
Net income attributable to common shareowners	6.35	5.73	5.58
Earnings Per Share of Common Stock—Diluted:
Net income from continuing operations	$6.21	$5.35	$5.33
Net income from discontinued operations	0.04	0.31	0.16
Net income attributable to common shareowners	6.25	5.66	5.49
The computation of diluted earnings per share excludes the effect of the potential exercise of stock awards, including stock appreciation rights and stock options when the average market price of the common stock is lower than the exercise price of the related stock awards during the period. These outstanding stock awards are not included in the computation of diluted earnings per share because the effect would have been anti-dilutive. For 2013, there were no anti-dilutive stock awards excluded from the computation. For 2012, there were 4.7 million anti-dilutive stock awards excluded from the computation. For 2011, there were no anti-dilutive stock awards excluded from the computation. The dilutive impact of our equity units issued in 2012 was not significant for 2013.

NOTE 5: COMMERCIAL AEROSPACE INDUSTRY ASSETS AND COMMITMENTS
We have receivables and other financing assets with commercial aerospace industry customers totaling $6,193 million and $5,731 million at December 31, 2013 and 2012, respectively, including customer financing assets related to commercial aerospace industry customers consisting of products under lease of $662 million and notes and leases receivable of $586 million.
Aircraft financing commitments, in the form of debt, guarantees or lease financing, are provided to commercial aerospace customers. The extent to which the financing commitments will be utilized is not currently known, since customers may be able to obtain more favorable terms from other financing sources. We may also arrange for third-party investors to assume a portion of these commitments. If financing commitments are exercised, debt financing is generally secured by assets with fair market values equal to or exceeding the financed amounts consistent with market terms and conditions. We may also lease aircraft and subsequently sublease the aircraft to customers under long-term non-cancelable operating leases. Lastly, we have made residual value and other guarantees related to various commercial aerospace customer financing arrangements. The estimated fair market values of the guaranteed assets equal or exceed the value of the related guarantees, net of existing reserves.
We also have other contractual commitments, including commitments to secure certain contractual rights to provide product on new aircraft platforms, which are included in "Other commercial aerospace commitments" in the table below. Payments made on these contractual commitments are included within other intangible assets and are to be amortized over the term of underlying economic benefit. Our commercial aerospace financing and other contractual commitments as of December 31, 2013 were approximately $11 billion. We have entered into certain collaboration arrangements, which may include participation by our collaboration partners in these commitments.

The following is the expected maturity of commercial aerospace industry assets and commitments as of December 31, 2013:

(dollars in millions)	Committed	2014	2015	2016	2017	2018	Thereafter
Notes and leases receivable	$586	$107	$70	$59	$59	$48	$243
Commercial aerospace financing commitments	$4,031	$440	$789	$852	$781	$231	$938
Other commercial aerospace commitments	7,227	656	664	710	689	598	3,910
Collaboration partners' share	(3,209)	(342)	(454)	(516)	(487)	(225)	(1,185)
Total commercial commitments	$8,049	$754	$999	$1,046	$983	$604	$3,663
In exchange for the increased ownership and collaboration interests and intellectual property license, Pratt & Whitney paid Rolls-Royce $1.5 billion at closing with additional payments due to Rolls-Royce contingent upon each hour flown by the V2500-powered aircraft in service as of June 29, 2012 during the fifteen year period following closing of the purchase. These payments are being capitalized as a collaboration intangible asset and amortized in relation to the economic benefits received over the projected remaining 30 year life of the V2500 program. The flight hour payments are included in other commercial aerospace commitments in the table above.
Our financing commitments with customers are contingent upon maintenance of certain levels of financial condition by the customers. In addition, we have residual value and other guarantees of $615 million as of December 31, 2013.
We have long-term aftermarket maintenance contracts with commercial aerospace industry customers for which revenue is recognized in proportion to actual costs incurred relative to total expected costs to be incurred over the respective contract periods. Billings, however, are typically based on factors such as engine flight hours. The timing differences between the billings and the maintenance costs incurred generates both deferred assets and deferred revenues. Deferred assets under these long-term aftermarket contracts totaled $677 million and $391 million at December 31, 2013 and 2012, respectively, and are included in "Other assets" in the accompanying Consolidated Balance Sheet. Deferred revenues generated totaled $3,117 million and $2,760 million at December 31, 2013 and 2012, respectively, and are included in "Accrued liabilities" and "Other long-term liabilities" in the accompanying Consolidated Balance Sheet.
Reserves related to aerospace receivables and financing assets were $243 million and $210 million at December 31, 2013 and 2012, respectively. Reserves related to financing commitments and guarantees were $76 million and $67 million at December 31, 2013 and 2012, respectively.

NOTE 6: INVENTORIES & CONTRACTS IN PROGRESS

(dollars in millions)	2013	2012
Raw materials	$1,983	$1,861
Work-in-process	4,600	4,151
Finished goods	3,360	3,205
Contracts in progress	7,929	7,354
	17,872	16,571
Less:
Progress payments, secured by lien, on U.S. Government contracts	(279)	(274)
Billings on contracts in progress	(7,263)	(6,760)
	$10,330	$9,537
Raw materials, work-in-process and finished goods are net of valuation reserves of $1,025 million and $866 million as of December 31, 2013 and 2012, respectively. As of December 31, 2013 and 2012, inventory also includes capitalized contract development costs of $899 million and $823 million, respectively, related to certain aerospace programs. These capitalized costs will be liquidated as production units are delivered to the customer. The capitalized contract development costs within inventory principally relate to capitalized costs on Sikorsky's CH-148 contract with the Canadian Government.
Contracts in progress principally relate to elevator and escalator contracts and include costs of manufactured components, accumulated installation costs and estimated earnings on incomplete contracts.

Our sales contracts in many cases are long-term contracts expected to be performed over periods exceeding twelve months. At December 31, 2013 and 2012, approximately 69% and 66%, respectively, of total inventories and contracts in progress have been acquired or manufactured under such long-term contracts, a portion of which is not scheduled for delivery within the next twelve months.
NOTE 7: FIXED ASSETS

(dollars in millions)	Estimated Useful Lives	2013	2012
Land		$434	$433
Buildings and improvements	12-40 years	5,633	5,436
Machinery, tools and equipment	3-20 years	11,353	10,880
Other, including assets under construction		1,241	1,316
		18,661	18,065
Accumulated depreciation		(9,795)	(9,547)
		$8,866	$8,518
Depreciation expense was $1,050 million in 2013, $920 million in 2012 and $823 million in 2011.
NOTE 8: ACCRUED LIABILITIES

(dollars in millions)	2013	2012
Advances on sales contracts and service billings	$6,444	$5,936
Accrued salaries, wages and employee benefits	1,901	2,176
Income taxes payable	540	1,143
Litigation and contract matters	526	563
Service and warranty accruals	505	479
Interest payable	481	494
Accrued restructuring costs	337	389
Accrued property, sales and use taxes	280	291
Accrued workers compensation	218	233
Other	4,103	3,606
	$15,335	$15,310
NOTE 9: BORROWINGS AND LINES OF CREDIT

(dollars in millions)	2013	2012
Short-term borrowings:
Commercial paper	$200	$320
Other borrowings	188	183
Total short-term borrowings	$388	$503
At December 31, 2013, we had revolving credit agreements with various banks permitting aggregate borrowings of up to $4 billion pursuant to a $2 billion revolving credit agreement and a $2 billion multicurrency revolving credit agreement, both of which expire in November 2016. As of December 31, 2013, there were no borrowings under either of these revolving credit agreements. The undrawn portions of these revolving credit agreements are also available to serve as backup facilities for the issuance of commercial paper. As of December 31, 2013, our maximum commercial paper borrowing authority as set by our Board of Directors was $4 billion. We generally use our commercial paper borrowings for general corporate purposes, including the funding of potential acquisitions and repurchases of our common stock.
The weighted-average interest rates applicable to short-term borrowings outstanding at December 31, 2013 and 2012 were 1.8% and 0.9%, respectively. At December 31, 2013, approximately $1.4 billion was available under short-term lines of credit with local banks at our various domestic and international subsidiaries.

On September 27, 2013, we redeemed all remaining outstanding 2021 Goodrich 3.600% notes, representing $294 million in aggregate principal, under our redemption notice issued on August 28, 2013. On August 23, 2013, we redeemed all remaining outstanding 2019 Goodrich 6.125% notes, representing $202 million in aggregate principal, under our redemption notice issued on July 24, 2013. On June 24, 2013, we redeemed all remaining outstanding 2015 UTC 1.200% Senior Notes, representing $327 million in aggregate principal, under our redemption notice issued on May 24, 2013. On May 7, 2013, we commenced cash tender offers for two series of outstanding notes issued by Goodrich and the UTC 1.200% Senior Notes. A total of $874 million principal amount of all notes subject to the tender offers, and $36 million of the fair value adjustment related to the notes assumed in the Goodrich acquisition, were repaid, including approximately $103 million principal amount of the 2016 Goodrich 6.290% notes, approximately $98 million principal amount of the 2019 Goodrich 6.125% notes, and approximately $674 million principal amount of the 2015 UTC 1.200% Senior Notes. A combined net extinguishment loss of approximately $23 million was recognized within Interest expense, net in the accompanying Consolidated Statements of Operations.
As previously disclosed, on December 6, 2012, we announced that we had commenced cash tender offers for six series of outstanding notes issued by Goodrich. These offers expired on January 7, 2013. Approximately $637 million in aggregate principal amount of notes subject to the tender offers and $126 million of the fair value adjustment were repaid, with $635 million in aggregate principal amount being eligible for the early tender premium and approximately $2 million in aggregate principal amount being paid on January 8, 2013. An extinguishment loss of approximately $26 million was recognized within Interest expense, net during 2012.

Long-term debt consisted of the following as of December 31:

(dollars in millions)	2013	2012
LIBOR § plus 0.270% floating rate notes due 2013	$—	$1,000
LIBOR § plus 0.500% floating rate notes due 2015	500	500
1.200% notes due 2015*	—	1,000
4.875% notes due 2015*	1,200	1,200
6.290% notes due 2016‡	186	291
5.375% notes due 2017*	1,000	1,000
1.800% notes due 2017*	1,500	1,500
6.800% notes due 2018‡	99	99
6.125% notes due 2019‡	—	300
6.125% notes due 2019*	1,250	1,250
8.875% notes due 2019	272	272
4.500% notes due 2020*	1,250	1,250
4.875% notes due 2020‡	171	171
3.600% notes due 2021‡	—	295
8.750% notes due 2021	250	250
3.100% notes due 2022*	2,300	2,300
1.550% junior subordinated notes due 2022†	1,100	1,100
7.100% notes due 2027‡	141	141
6.700% notes due 2028	400	400
7.500% notes due 2029*	550	550
5.400% notes due 2035*	600	600
6.050% notes due 2036*	600	600
6.800% notes due 2036‡	134	134
7.000% notes due 2038‡	159	159
6.125% notes due 2038*	1,000	1,000
5.700% notes due 2040*	1,000	1,000
4.500% notes due 2042*	3,500	3,500
Project financing obligations	86	100
Other (including capitalized leases)‡	395	403
Total principal long-term debt	19,643	22,365
Other (fair market value adjustments and discounts)‡	210	353
Total long-term debt	19,853	22,718
Less current portion	112	1,121
Long-term debt, net of current portion	$19,741	$21,597

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

†
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

‡	Includes notes and remaining fair market value adjustments that were assumed as a part of the Goodrich acquisition on July 26, 2012.

§	The three-month LIBOR rate as of December 31, 2013 was approximately 0.2%.

The project financing obligations noted above are associated with the sale of rights to unbilled revenues related to the ongoing activity of an entity owned by UTC Climate, Controls & Security. The percentage of total short-term borrowings and long-term debt at variable interest rates was 10% and 9% at December 31, 2013 and 2012, respectively. Interest rates on our commercial paper borrowings are considered variable due to their short-term duration and high-frequency of turnover.
The schedule of principal payments required on long-term debt for the next five years and thereafter is:

(dollars in millions)
2014	$112
2015	1,732
2016	233
2017	2,534
2018	121
Thereafter	14,911
Total	$19,643
We have an existing universal shelf registration statement filed with the Securities and Exchange Commission (SEC) for an indeterminate amount of securities for future issuance, subject to our internal limitations on the amount of securities to be issued under this shelf registration statement.

NOTE 10: EQUITY
As of January 1, 2013, we adopted the provisions of the FASB issued ASU No. 2013-02, "Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income." As a result of this adoption, we have disclosed below the significant items reclassified to net income in their entirety during the period.
A summary of the changes in each component of accumulated other comprehensive (loss) income, net of tax for the year ended December 31, 2013 is provided below:

(dollars in millions)	Foreign Currency Translation	Defined Benefit Pension and Post-retirement Plans	Unrealized Gains (Losses) on Available-for- Sale Securities	Unrealized Hedging (Losses) Gains	Accumulated Other Comprehensive (Loss) Income
Balance at December 31, 2012	$654	$(6,250)	$145	$3	$(5,448)
Other comprehensive (loss) income before reclassifications, net	(509)	2,409	208	(100)	2,008
Amounts reclassified	25	574	(57)	18	560
Balance at December 31, 2013	$170	$(3,267)	$296	$(79)	$(2,880)

Details of the reclassification out of accumulated other comprehensive (loss) income for the year ended December 31, 2013 is provided below:

(dollars in millions)	Amount of Income (Expense) Reclassified from Other Comprehensive Income (Loss)	Affected Line Item in the Consolidated Statement of Comprehensive Income
Foreign Currency Translation:
Recognized due to business disposition	$(25)	Other income, net
Defined Benefit Pension and Post-retirement Plans:
Amortization of prior-service costs and transition obligation	$44	Note (1)
Recognized actuarial net loss	(950)	Note (1)
Total before tax	(906)
Tax benefit	332	Income tax expense
Net of tax	$(574)
Unrealized Gains on Available-for-Sale Securities:
Realized gain on sale of securities, before tax	$91	Other income, net
Tax expense	(34)	Income tax expense
Net of tax	$57
Unrealized Hedging (Losses) Gains:
Foreign exchange contracts	$(25)	Product Sales
Other contracts	2	Other income, net
Total before tax	(23)
Tax benefit	5	Income tax expense
Net of tax	$(18)
(1) These accumulated other comprehensive components are included in the computation of net periodic pension cost (see Note 12 for additional details).
Changes in noncontrolling interests that do not result in a change of control, and where there is a difference between fair value and carrying value, are accounted for as equity transactions. A summary of these changes in ownership interests in subsidiaries and the pro-forma effect on Net income attributable to common shareowners had they been recorded through net income is provided below:

(dollars in millions)	2013	2012	2011
Net income attributable to common shareowners	$5,721	$5,130	$4,979
Transfers to noncontrolling interests:
Increase in common stock for sale of subsidiary shares	—	—	3
Decrease in common stock for purchase of subsidiary shares	(49)	(34)	(54)
Net income attributable to common shareowners after transfers to noncontrolling interests	$5,672	$5,096	$4,928

NOTE 11: INCOME TAXES
Income Before Income Taxes. The sources of income from continuing operations before income taxes are:

(dollars in millions)	2013	2012	2011
United States	$3,658	$2,595	$3,168
Foreign	4,654	4,316	4,182
	$8,312	$6,911	$7,350
With few exceptions, U.S. income taxes have not been provided on undistributed earnings of UTC's international subsidiaries. These earnings relate to ongoing operations and were approximately $25 billion as of December 31, 2013. It is not practicable to estimate the amount of tax that might be payable. We intend to reinvest these earnings permanently outside the U.S. or to repatriate the earnings only when it is tax effective to do so.

Provision for Income Taxes. The income tax expense (benefit) for the years ended December 31, consisted of the following components:

(dollars in millions)	2013	2012	2011
Current:
United States:
Federal	$616	$403	$382
State	55	9	96
Foreign	1,325	1,179	1,322
	1,996	1,591	1,800
Future:
United States:
Federal	262	335	526
State	36	111	26
Foreign	(56)	(326)	(218)
	242	120	334
Income tax expense	$2,238	$1,711	$2,134
Attributable to items credited to equity and goodwill	$(1,661)	$297	$864
Reconciliation of Effective Income Tax Rate. Differences between effective income tax rates and the statutory U.S. federal income tax rate are as follows:

	2013	2012	2011
Statutory U.S. federal income tax rate	35.0%	35.0%	35.0%
Tax on international activities	(5.8)%	(6.4)%	(4.4)%
Tax audit settlements	(0.4)%	(3.4)%	(0.9)%
Other	(1.9)%	(0.4)%	(0.7)%
Effective income tax rate	26.9%	24.8%	29.0%
The 2013 effective tax rate reflects a favorable non-cash income tax adjustment of approximately $35 million related to the conclusion of the examination of Goodrich's 2009 - 2010 tax years and resolution of a dispute with the IRS for Goodrich's 2001 - 2006 tax years. In addition, the 2013 effective tax rate also reflects a favorable tax impact of $95 million associated with the legislative corporate tax extenders enacted in January 2013, as part of the American Taxpayer Relief Act of 2012, as well as the favorable tax impact of $24 million related to a U.K. tax rate reduction enacted in July 2013.
The 2012 effective tax rate reflects a favorable non-cash income tax adjustment of approximately $203 million related to the conclusion of the IRS's examination of UTC's 2006 – 2008 tax years, as well as a reduction in tax expense of $34 million related to the favorable resolution of disputed tax matters with the Appeals Division of the IRS for the tax years 2004 – 2005. The favorable income tax impact of $225 million related to the release of non-U.S. valuation allowances resulting from internal legal entity reorganizations is also included in the 2012 effective rate. This is reported in the table above in tax on international activities.
The 2011 effective tax rate reflects approximately $63 million of favorable income tax adjustments related to the settlement of two refund claims for years prior to 2004, as well as a favorable tax impact of $17 million related to a U.K. tax rate reduction enacted in 2011. These favorable tax adjustments are partially offset by non-deductible charges accrued in 2011.
Deferred Tax Assets and Liabilities. Future income taxes represent the tax effects of transactions which are reported in different periods for tax and financial reporting purposes. These amounts consist of the tax effects of temporary differences between the tax and financial reporting balance sheets and tax carryforwards. Current and non-current future income tax benefits and payables within the same tax jurisdiction are generally offset for presentation in the Consolidated Balance Sheet.

The tax effects of net temporary differences and tax carryforwards which gave rise to future income tax benefits and payables at December 31, 2013 and 2012 are as follows:

(dollars in millions)	2013	2012
Future income tax benefits:
Insurance and employee benefits	$747	$1,168
Other asset basis differences	365	119
Other liability basis differences	1,187	1,052
Tax loss carryforwards	386	382
Tax credit carryforwards	1,184	1,107
Valuation allowances	(669)	(618)
	$3,200	$3,210
Future income taxes payable:
Insurance and employee benefits	$(992)	$(2,238)
Other asset basis differences	4,649	4,440
Other items, net	(178)	(195)
Tax loss carryforwards	(346)	(409)
Tax credit carryforwards	(68)	(80)
Valuation allowances	273	286
	$3,338	$1,804
The future income taxes payable balances of $3,338 million and $1,804 million, reflected in the table above, for the years ended December 31, 2013 and 2012, respectively, are reported in accrued liabilities and other long-term liabilities on our Consolidated Balance Sheet.
Valuation allowances have been established primarily for tax credit carryforwards, tax loss carryforwards, and certain foreign temporary differences to reduce the future income tax benefits to expected realizable amounts.
During 2012, approximately $225 million of valuation allowances were reversed through income tax expense on our Consolidated Statement of Operations as a result of internal legal entity reorganizations. These internal reorganizations were a component of our ongoing efforts to improve business efficiency. These valuation allowance releases are included in the effective tax rate reconciliation table within the tax on international activities component.
Tax Credit and Loss Carryforwards. At December 31, 2013, tax credit carryforwards, principally state and foreign, and tax loss carryforwards, principally state and foreign, were as follows:

(dollars in millions)	Tax Credit Carryforwards	Tax Loss Carryforwards
Expiration period:
2014-2018	$43	$536
2019-2023	16	315
2024-2033	311	794
Indefinite	881	2,245
Total	$1,251	$3,890

Unrecognized Tax Benefits. At December 31, 2013, we had gross tax-effected unrecognized tax benefits of $1,223 million, $1,163 million of which, if recognized, would impact the effective tax rate. The table below includes both additional unrecognized tax benefits and related interest attributable to the acquisition of Goodrich in 2012. A reconciliation of the beginning and ending amounts of unrecognized tax benefits and interest expense related to unrecognized tax benefits for the years ended December 31, 2013, 2012, and 2011 is as follows:

(dollars in millions)	2013	2012	2011
Balance at January 1	$1,073	$946	$891
Additions for tax positions related to the current year	113	232	71
Additions for tax positions of prior years	211	221	71
Reductions for tax positions of prior years	(41)	(21)	(24)
Settlements	(133)	(305)	(63)
Balance at December 31	$1,223	$1,073	$946
Gross interest expense related to unrecognized tax benefits	$51	$40	$23
Total accrued interest balance at December 31	$262	$270	$165
We conduct business globally and, as a result, UTC or one or more of our subsidiaries files income tax returns in the U.S. federal jurisdiction and various state and foreign jurisdictions. In the normal course of business we are subject to examination by taxing authorities throughout the world, including such major jurisdictions as Australia, Belgium, Canada, China, France, Germany, Hong Kong, Italy, Japan, South Korea, Singapore, Spain, the United Kingdom and the United States. With few exceptions, we are no longer subject to U.S. federal, state and local, or non-U.S. income tax examinations for years before 2000.
During the second quarter, the Company recognized a settlement gain of approximately $34 million for interest relating to the closure of IRS audits of UTC through 2005. This gain includes cash and non-cash components in the amounts of approximately $10 million and $24 million, respectively. UTC tax years 2006 through 2008 are currently before the Appeals Division of the IRS (IRS Appeals) for resolution discussions regarding certain proposed adjustments with which UTC does not agree. Tax years 2009 and 2010 are under review by the Examination Division of the IRS. It is currently expected that both the 2006-2008 appeals proceedings and the 2009-2010 examination activity may conclude during 2014. Examination activity for UTC tax years 2011 and 2012 is expected to commence during 2014.
The Company has been engaged in litigation regarding the proper timing of certain deductions taken by Goodrich Corporation in its tax years 2001 and 2002, prior to its acquisition by UTC. Effective settlement was achieved with respect to this matter during the fourth quarter, resulting in recognition of a non-cash settlement gain of approximately $25 million, including $12 million of interest. The Company is also engaged in litigation with respect to a separate issue involving the proper timing of deductions taken by Goodrich Corporation in its tax years 2005 and 2006, prior to its acquisition by UTC. This is a recurring issue and it is expected that the IRS will continue to challenge it in subsequent tax years until the issue is resolved.
During the second quarter, the IRS completed examination activity of Goodrich pre-acquisition tax years 2009 and 2010 and transferred the case to IRS Appeals, resulting in a non-cash settlement gain of approximately $24 million, including $2 million of interest. Goodrich Corporation tax years 2007 through 2010 are currently before IRS Appeals for resolution discussions regarding certain proposed adjustments with which UTC does not agree, including the recurring timing issue described above. It is possible that both the 2005 - 2006 litigation and the 2007 - 2010 appeals proceedings could be resolved during 2014. Examination activity for Goodrich Corporation tax years 2011 and 2012, prior to its acquisition by UTC, is expected to commence during 2014.
During 2012, the IRS completed examination fieldwork for our 2006 through 2008 tax years and issued its audit report. During 2012, we also reached final resolution with the Appeals Division of the IRS for our 2004 and 2005 tax years regarding certain proposed adjustments with which we did not agree. As a result of the above described events with respect to our 2004 - 2005 and 2006 - 2008 tax years, we recorded reductions in tax expense in 2012 in the aggregate amount of $237 million.
During 2011, we reached final resolution with the IRS on two refund claims that had been pending with respect to pre-2004 tax years and refunds were received in accordance with the resolutions. A reduction in tax expense in the amount of $63 million and pre-tax interest income in the amount of $89 million was recognized during 2011 associated with the resolution of these claims.

It is reasonably possible that a net reduction within a range of $215 million to $625 million of unrecognized tax benefits may occur within the next twelve months as a result of additional worldwide uncertain tax positions, the revaluation of current uncertain tax positions arising from developments in examinations, in appeals, or in the courts, or the closure of tax statutes.
As previously disclosed, the French Tax Authority has assessed €237 million (approximately $324 million) related to the proposed disallowance of certain deductions claimed in France for tax years 2008 through 2011. This is a recurring issue and it is expected that similar challenges will be raised in subsequent tax years until the issue is resolved. During the fourth quarter of 2013, the French Tax Authority approached the Company with an offer of proposed settlement and invited the Company to participate in further negotiations. Based on the settlement proposal made by the French Tax Authority, the Company believes there is the potential to achieve resolution and accordingly plans to participate in such further negotiations. As a result of these developments, an accrual was made in the fourth quarter based upon a settlement amount that UTC believes has potential to result in resolution. This accrual is included in the December 31, 2013 unrecognized tax benefit balance reflected above.
See Note 17, Contingent Liabilities, for discussion regarding uncertain tax positions which are not included in the range above related to certain deductions claimed in Germany.
NOTE 12: EMPLOYEE BENEFIT PLANS
We sponsor numerous domestic and foreign employee benefit plans, which are discussed below.
Employee Savings Plans. We sponsor various employee savings plans. Our contributions to employer sponsored defined contribution plans were $335 million, $256 million and $218 million for 2013, 2012 and 2011, respectively.
Our non-union domestic employee savings plan uses an Employee Stock Ownership Plan (ESOP) for employer matching contributions. External borrowings were used by the ESOP to fund a portion of its purchase of ESOP stock from us. The external borrowings have been extinguished and only re-amortized loans remain between UTC and the ESOP Trust. As ESOP debt service payments are made, common stock is released from an unreleased shares account. ESOP debt may be prepaid or re-amortized to either increase or decrease the number of shares released so that the value of released shares equals the value of plan benefit. We may also, at our option, contribute additional common stock or cash to the ESOP.
Shares of common stock are allocated to employees' ESOP accounts at fair value on the date earned. Cash dividends on common stock held by the ESOP are used for debt service payments. Participants receive additional shares in lieu of cash dividends. Common stock allocated to ESOP participants is included in the average number of common shares outstanding for both basic and diluted earnings per share. At December 31, 2013, 30.6 million common shares had been allocated to employees, leaving 15.5 million unallocated common shares in the ESOP Trust, with an approximate fair value of $1.8 billion.
Pension Plans. We sponsor both funded and unfunded domestic and foreign defined benefit pension plans that cover a large number of our employees. Our plans use a December 31 measurement date consistent with our fiscal year.

(dollars in millions)	2013	2012
Change in Benefit Obligation:
Beginning balance	$35,708	$27,167
Service cost	569	500
Interest cost	1,373	1,331
Actuarial (gain) loss	(3,027)	2,855
Total benefits paid	(1,601)	(1,357)
Net settlement and curtailment gain	(53)	(90)
Plan amendments	224	(195)
Business combinations	—	5,235
Other	(167)	262
Ending balance	$33,026	$35,708

Change in Plan Assets:
Beginning balance	$29,928	$23,542
Actual return on plan assets	3,019	3,306
Employer contributions	236	516
Benefits paid from plan assets	(1,601)	(1,357)
Business combinations	—	3,800
Other	(227)	121
Ending balance	$31,355	$29,928

Funded Status:
Fair value of plan assets	$31,355	$29,928
Benefit obligations	(33,026)	(35,708)
Funded status of plan	$(1,671)	$(5,780)

Amounts Recognized in the Consolidated Balance Sheet Consist of:
Noncurrent assets	$768	$643
Current liability	(74)	(105)
Noncurrent liability	(2,365)	(6,318)
Net amount recognized	$(1,671)	$(5,780)

Amounts Recognized in Accumulated Other Comprehensive Loss Consist of:
Net actuarial loss	$5,261	$10,215
Prior service credit	(37)	(322)
Net amount recognized	$5,224	$9,893
The amounts included in "Other" in the preceding table reflect the impact of foreign exchange translation, primarily for plans in the U.K. and Canada, and the impact of settlements.
As part of the Goodrich acquisition on July 26, 2012, we assumed approximately $5.2 billion of pension projected benefit obligations and $3.8 billion of plan assets.
Qualified domestic pension plan benefits comprise approximately 74% of the projected benefit obligation. Benefits for union employees are generally based on a stated amount for each year of service. For non-union employees, benefits are generally based on an employee's years of service and compensation near retirement. Effective January 1, 2015, this formula will change to the existing cash balance formula that was adopted in 2003 for newly hired non-union employees and for other non-union employees who made a one-time voluntary election to have future benefit accruals determined under this formula. This plan change resulted in a $623 million reduction in the projected benefit obligation as of December 31, 2009 and an additional $204 million reduction in the projected benefit obligation as of July 26, 2012 when applied to legacy Goodrich salaried employees. Certain foreign plans, which comprise approximately 24% of the projected benefit obligation, are considered defined benefit plans for accounting purposes. Nonqualified domestic pension plans provide supplementary retirement benefits to certain employees and are not a material component of the projected benefit obligation.
We made no significant contributions to our domestic defined benefit pension plans and made $108 million of cash contributions to our foreign defined benefit pension plans in 2013. In 2012, we made $201 million of cash contributions to our domestic defined benefit pension plans and made $229 million of cash contributions to our foreign defined benefit pension plans.
Information for pension plans with accumulated benefit obligations in excess of plan assets:

(dollars in millions)	2013	2012
Projected benefit obligation	$22,142	$32,278
Accumulated benefit obligation	21,475	31,147
Fair value of plan assets	19,884	25,889
The accumulated benefit obligation for all defined benefit pension plans was $31.9 billion and $34.4 billion at December 31, 2013 and 2012, respectively.
The components of the net periodic pension cost are as follows:

(dollars in millions)	2013	2012	2011
Pension Benefits:
Service cost	$569	$500	$444
Interest cost	1,373	1,331	1,298
Expected return on plan assets	(2,107)	(1,944)	(1,834)
Amortization of prior service credits	(34)	(24)	(12)
Amortization of unrecognized net transition obligation	—	1	1
Recognized actuarial net loss	954	722	462
Net settlement and curtailment loss	1	77	16
Net periodic pension cost - employer	$756	$663	$375
Net settlements and curtailment gains for pension benefits includes curtailment gains of approximately $24 million related to, and recorded in, discontinued operations for the year ended December 31, 2013. Net settlements and curtailment losses for pension benefits includes curtailment losses of approximately $17 million related to, and recorded in, discontinued operations for the year ended December 31, 2012.
Other changes in plan assets and benefit obligations recognized in other comprehensive loss in 2013 are as follows:

(dollars in millions)
Current year actuarial gain	$(3,925)
Amortization of actuarial loss	(954)
Current year prior service cost	226
Amortization of prior service credit	34
Other	(50)
Total recognized in other comprehensive loss	$(4,669)
Net recognized in net periodic pension cost and other comprehensive loss	$(3,913)
The estimated amount that will be amortized from accumulated other comprehensive loss into net periodic pension cost in 2014 is as follows:

(dollars in millions)
Net actuarial loss	$430
Prior service credit	(9)
$421

Major assumptions used in determining the benefit obligation and net cost for pension plans are presented in the following table as weighted-averages:

	Benefit Obligation		Net Cost
	2013	2012	2013	2012	2011
Discount rate	4.7%	4.0%	4.0%	4.6%	5.4%
Salary scale	4.2%	4.2%	4.2%	4.3%	4.4%
Expected return on plan assets	—	—	7.7%	7.7%	7.9%
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
The plans' investment management objectives include maintaining an adequate level of diversification, reducing interest rate and market risk, and providing adequate liquidity to meet immediate and future benefit payment requirements. Globally, investment strategies target a mix of 55% to 65% of growth seeking assets and 35% to 45% income generating and hedging assets using a wide diversification of asset types, fund strategies and investment managers. The growth seeking allocation consists of global public equities in developed and emerging countries, private equity, real estate and balanced market risk strategies. Within public equities, 10% of the total investment portfolio is an enhanced equity strategy that invests in publicly traded equity and fixed income securities, derivatives and foreign currency. Investments in private equity are primarily via limited partnership interests in buy-out strategies with smaller allocations to distressed debt funds. The real estate strategy is principally concentrated in directly held U.S. core investments with some smaller investments in international, value-added and opportunistic strategies. Within the income generating assets, the fixed income portfolio consists of mainly government and broadly diversified high quality corporate bonds.
The plans have continued their pension risk management techniques designed to reduce the plan's interest rate risk. More specifically, the plans have incorporated liability hedging programs that include the adoption of a risk reduction objective as part of the long-term investment strategy. Under this objective the interest rate hedge is dynamically increased as funded status improves. The hedging programs incorporate a range of assets and investment tools, each with ranging interest rate sensitivity. The investment portfolios are currently hedging approximately 40% to 50% of the interest rate sensitivity of the pension plan liabilities.

The fair values of pension plan assets at December 31, 2013 and 2012 by asset category are as follows:

(dollars in millions)	Quoted Prices in Active Markets For Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Asset Category:
Public Equities
Global Equities	$6,840	$1	$—	$6,841
Global Equity Commingled Funds [1]	—	4,881	—	4,881
Enhanced Global Equities [2]	261	2,241	500	3,002
Private Equities [3]	—	—	1,339	1,339
Fixed Income Securities
Governments	424	1,307	—	1,731
Corporate Bonds	—	8,461	296	8,757
Structured Products [4]	—	80	—	80
Real Estate [5]	—	13	1,800	1,813
Other [6]	—	2,110	—	2,110
Cash & Cash Equivalents [7]	2	207	—	209
Subtotal	$7,527	$19,301	$3,935	30,763
Other Assets & Liabilities [8]				592
Total at December 31, 2013				$31,355
Public Equities
Global Equities	$6,413	$—	$—	$6,413
Global Equity Commingled Funds [1]	—	4,114	—	4,114
Enhanced Global Equities [2]	169	1,959	447	2,575
Private Equities [3]	—	—	1,202	1,202
Fixed Income Securities
Governments	1,003	1,421	—	2,424
Corporate Bonds	—	7,699	276	7,975
Structured Products [4]	—	21	—	21
Real Estate [5]	—	19	1,785	1,804
Other [6]	—	2,182	—	2,182
Cash & Cash Equivalents [7]	1	364	—	365
Subtotal	$7,586	$17,779	$3,710	29,075
Other Assets & Liabilities [8]				853
Total at December 31, 2012				$29,928

Note 1	Represents commingled funds that invest primarily in common stocks.

Note 2
Represents enhanced equity separate account and commingled fund portfolios. A portion of the portfolio may include long-short market neutral and relative value strategies that invest in publicly traded, equity and fixed income securities, as well as derivatives of equity and fixed income securities and foreign currency.

Note 3	Represents limited partner investments with general partners that primarily invest in debt and equity.

Note 4	Represents mortgage and asset-backed securities.

Note 5	Represents investments in real estate including commingled funds and directly held properties.

Note 6	Represents insurance contracts and global balanced risk commingled funds consisting mainly of equity, bonds and some commodities.

Note 7	Represents short-term commercial paper, bonds and other cash or cash-like instruments.

Note 8	Represents trust receivables and payables that are not leveled.
Derivatives in the plan are primarily used to manage risk and gain asset class exposure while still maintaining liquidity. Derivative instruments mainly consist of equity futures, interest rate futures, interest rate swaps and currency forward contracts.

Our common stock represents approximately 3% of total plan assets at December 31, 2013 and 2012. We review our assets at least quarterly to ensure we are within the targeted asset allocation ranges and, if necessary, asset balances are adjusted back within target allocations. We employ a broadly diversified investment manager structure that includes diversification by active and passive management, style, capitalization, country, sector, industry and number of investment managers.
The fair value measurement of plan assets using significant unobservable inputs (Level 3) changed due to the following:

(dollars in millions)	Enhanced Global Equities	Private Equities	Corporate Bonds	Real Estate	Total
Balance, December 31, 2011	$239	$1,159	$110	$1,364	$2,872
Plan assets acquired	63	—	—	79	142
Realized gains	1	174	3	6	184
Unrealized (losses) gains relating to instruments still held in the reporting period	31	(14)	51	115	183
Purchases, sales, and settlements, net	113	(117)	112	221	329
Balance, December 31, 2012	447	1,202	276	1,785	3,710
Realized gains	—	195	—	20	215
Unrealized (losses) gains relating to instruments still held in the reporting period	50	(9)	2	102	145
Purchases, sales, and settlements, net	3	(49)	18	(107)	(135)
Balance, December 31, 2013	$500	$1,339	$296	$1,800	$3,935
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
ESTIMATED FUTURE CONTRIBUTIONS AND BENEFIT PAYMENTS
We expect to make contributions of approximately $275 million to our foreign defined benefit pension plans in 2014. Although we are not required to make contributions to our domestic defined benefit pension plans through the end of 2016, we may elect to make discretionary contributions in 2014. Contributions do not reflect benefits to be paid directly from corporate assets.
Benefit payments, including amounts to be paid from corporate assets, and reflecting expected future service, as appropriate, are expected to be paid as follows: $1,710 million in 2014, $1,732 million in 2015, $1,802 million in 2016, $1,886 million in 2017, $1,966 million in 2018, and $10,834 million from 2019 through 2023.
Postretirement Benefit Plans. We sponsor a number of postretirement benefit plans that provide health and life benefits to eligible retirees. Such benefits are provided primarily from domestic plans, which comprise approximately 89% of the benefit obligation. The postretirement plans are unfunded.

(dollars in millions)	2013	2012
Change in Benefit Obligation:
Beginning balance	$1,106	$784
Service cost	3	3
Interest cost	38	37
Actuarial (gain) loss	(62)	45
Total benefits paid	(119)	(107)
Business combinations	—	328
Other	21	16
Ending balance	$987	$1,106

Change in Plan Assets:
Beginning balance	$—	$—
Actual return on plan assets	—	—
Employer contributions	95	85
Benefits paid from plan assets	(119)	(107)
Other	24	22
Ending balance	$—	$—

Funded Status:
Fair value of plan assets	$—	$—
Benefit obligations	(987)	(1,106)
Funded status of plan	$(987)	$(1,106)

Amounts Recognized in the Consolidated Balance Sheet Consist of:
Current liability	$(86)	$(91)
Noncurrent liability	(901)	(1,015)
Net amount recognized	$(987)	$(1,106)

Amounts Recognized in Accumulated Other Comprehensive Loss Consist of:
Net actuarial gain	$(124)	$(65)
Prior service credit	(1)	(11)
Net amount recognized	$(125)	$(76)
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

The components of net periodic benefit cost are as follows:

(dollars in millions)	2013	2012	2011
Other Postretirement Benefits:
Service cost	$3	$3	$3
Interest cost	38	37	39
Expected return on plan assets	—	—	(1)
Amortization of prior service credit	(10)	(4)	(2)
Recognized actuarial net gain	(4)	(6)	(8)
Net settlement and curtailment gain	—	(2)	(8)
Net periodic other postretirement benefit cost	$27	$28	$23
Other changes in plan assets and benefit obligations recognized in other comprehensive loss in 2013 are as follows:

(dollars in millions)
Current year actuarial gain	$(62)
Current year prior service credit	(1)
Amortization of prior service credit	10
Amortization of actuarial net gain	4
Net settlements and curtailments	—
Total recognized in other comprehensive loss	$(49)
Net recognized in net periodic other postretirement benefit cost and other comprehensive loss	$22
The estimated amounts that will be amortized from accumulated other comprehensive loss into net periodic benefit cost in 2014 include actuarial net gains of $3 million and prior service credit of $1 million.
Major assumptions used in determining the benefit obligation and net cost for postretirement plans are presented in the following table as weighted-averages:

	Benefit Obligation		Net Cost
	2013	2012	2013	2012	2011
Discount rate	4.4%	3.6%	3.6%	4.2%	4.9%
Expected return on plan assets	—	—	—	—	5.0%
Assumed health care cost trend rates are as follows:

	2013	2012
Health care cost trend rate assumed for next year	7.5%	8.0%
Rate that the cost trend rate gradually declines to	5.0%	5.0%
Year that the rate reaches the rate it is assumed to remain at	2019	2019
Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

	2013 One-Percentage-Point
(dollars in millions)	Increase	Decrease
Effect on total service and interest cost	$3	$(2)
Effect on postretirement benefit obligation	69	(59)
ESTIMATED FUTURE BENEFIT PAYMENTS
Benefit payments, including net amounts to be paid from corporate assets and reflecting expected future service, as appropriate, are expected to be paid as follows: $86 million in 2014, $83 million in 2015, $80 million in 2016, $74 million in 2017, $68 million in 2018, and $283 million from 2019 through 2023.

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
Our participation in these plans for the annual periods ended December 31 is outlined in the table below. Unless otherwise noted, the most recent Pension Protection Act (PPA) zone status available in 2013 and 2012 is for the plan's year-end at June 30, 2012, and June 30, 2011, respectively. The zone status is based on information that we received from the plan and is certified by the plan's actuary. Our significant plan is in the green zone which represents at least 80 percent funded and does not require a financial improvement plan (FIP) or a rehabilitation plan (RP).

(dollars in millions)		Pension Protection Act Zone Status		FIP/ RP Status	Contributions
Pension Fund	EIN/Pension Plan Number	2013	2012	Pending/ Implemented	2013	2012	2011	Surcharge Imposed	Expiration Date of Collective-Bargaining Agreement
National Elevator Industry Pension Plan	23-2694291	Green	Green	No	$71	$63	$56	No	July 8, 2017
Other funds					34	36	38
					$105	$99	$94
For the plan years ended June 30, 2012 and 2011, respectively, we were listed in the National Elevator Industry Pension Plan's Forms 5500 as providing more than 5% of the total contributions for the plan. At the date these financial statements were issued, Forms 5500 were not available for the plan year ending June 30, 2013.
In addition, we participate in several multiemployer arrangements that provide postretirement benefits other than pensions, with the National Elevator Industry Health Benefit Plan being the most significant. These arrangements generally provide medical and life benefits for eligible active employees and retirees and their dependents. Contributions to multiemployer plans that provide postretirement benefits other than pensions were $12 million, $11 million and $10 million for 2013, 2012 and 2011, respectively.
Stock-based Compensation. UTC's long-term incentive plan authorizes various types of market and performance based incentive awards that may be granted to officers and employees. Our Long-Term Incentive Plan (LTIP) was initially approved on April 13, 2005 and amended in 2011 to increase the maximum number of shares available for award under the LTIP to 119 million shares. All equity-based compensation awards are made exclusively through the LTIP. As of December 31, 2013, approximately 32 million shares remain available for awards under the LTIP. The LTIP does not contain an aggregate annual award limit. We expect that the shares awarded on an annual basis will range from 1% to 1.5% of shares outstanding. The LTIP will expire after all shares have been awarded or April 30, 2017, whichever is sooner.
Under the LTIP and predecessor long-term incentive plans, the exercise price of awards is set on the grant date and may not be less than the fair market value per share on that date. Generally, stock appreciation rights and stock options have a term of ten years and a minimum three-year vesting period. In the event of retirement, awards held for more than one year may become vested and exercisable subject to certain terms and conditions. LTIP awards with performance-based vesting generally have a minimum three-year vesting period and vest based on performance against pre-established metrics. In the event of retirement, vesting for awards held more than one year does not accelerate but will vest as scheduled based on actual performance relative to target metrics. We have historically repurchased shares of our common stock in an amount at least equal to the number of shares issued under our equity compensation arrangements and will continue to evaluate this policy in conjunction with our overall share repurchase program.
We measure the cost of all share-based payments, including stock options, at fair value on the grant date and recognize this cost in the statement of operations. For the years ended December 31, 2013, 2012 and 2011, $275 million, $210 million and $221 million, respectively, of compensation cost was recognized in operating results. The associated future income tax benefit recognized was $97 million, $76 million and $75 million for the years ended December 31, 2013, 2012 and 2011, respectively.
For the years ended December 31, 2013, 2012 and 2011, the amount of cash received from the exercise of stock options was $378 million, $381 million and $226 million, respectively, with an associated tax benefit realized of $194 million, $111 million and $101 million, respectively. In addition, for the years ended December 31, 2013, 2012 and 2011, the associated tax benefit realized from the vesting of performance share units was $26 million, $15 million and $19 million, respectively. Also, in accordance with the Compensation—Stock Compensation Topic of the FASB ASC, for the years ended December 31, 2013, 2012 and 2011, $115 million, $67 million and $81 million, respectively, of certain tax benefits have been reported as operating cash outflows with corresponding cash inflows from financing activities.
At December 31, 2013, there was $185 million of total unrecognized compensation cost related to non-vested equity awards granted under long-term incentive plans. This cost is expected to be recognized ratably over a weighted-average period of 1.9 years.
A summary of the transactions under all long-term incentive plans for the year ended December 31, 2013 follows:

	Stock Options		Stock Appreciation Rights		Performance Share Units		Other Incentive Shares/Units
(shares and units in thousands)	Shares	Average Price*	Shares	Average Price*	Units	Average Price**
Outstanding at:
December 31, 2012	13,806	$52.45	38,421	$68.70	2,791	$74.77	1,284
Granted	309	87.46	6,719	86.87	942	84.03	543
Exercised/earned	(7,840)	49.40	(5,747)	63.19	(886)	71.80	(233)
Cancelled	(36)	75.04	(1,178)	81.31	(146)	78.63	(116)
December 31, 2013	6,239	$57.88	38,215	$72.33	2,701	$78.77	1,478

*	weighted-average exercise price

**	weighted-average grant stock price
 The weighted-average grant date fair value of stock options and stock appreciation rights granted during 2013, 2012 and 2011 was $19.91, $19.32 and $20.26, respectively. The weighted-average grant date fair value of performance share units, which vest upon achieving certain performance metrics, granted during 2013, 2012, and 2011 was $91.71, $82.15 and $87.65, respectively. The total fair value of awards vested during the years ended December 31, 2013, 2012 and 2011 was $219 million, $187 million and $170 million, respectively. The total intrinsic value (which is the amount by which the stock price exceeded the exercise price on the date of exercise) of stock options and stock appreciation rights exercised during the years ended December 31, 2013, 2012 and 2011 was $608 million, $370 million and $336 million, respectively. The total intrinsic value (which is the stock price at vesting) of performance share units vested was $75 million, $46 million and $59 million during the years ended December 31, 2013, 2012 and 2011, respectively.
The following table summarizes information about equity awards outstanding that are vested and expected to vest and equity awards outstanding that are exercisable at December 31, 2013:

	Equity Awards Vested and Expected to Vest				Equity Awards That Are Exercisable
(shares in thousands; aggregate intrinsic value in millions)	Awards	Average Price*	Aggregate Intrinsic Value	Remaining Term**	Awards	Average Price*	Aggregate Intrinsic Value	Remaining Term**
Stock Options/Stock Appreciation Rights	43,979	$69.70	$1,939	5.5	27,656	$63.44	$1,393	3.9
Performance Share Units/Restricted Stock	3,722	—	424	1.1

*	weighted-average exercise price per share

**	weighted-average contractual remaining term in years
The fair value of each option award is estimated on the date of grant using a binomial lattice model. The following table indicates the assumptions used in estimating fair value for the years ended December 31, 2013, 2012 and 2011. Lattice-based option models incorporate ranges of assumptions for inputs, those ranges are as follows:

	2013	2012	2011
Expected volatility	26% – 27%	30% – 35%	26% – 32%
Weighted-average volatility	27%	30%	26%
Expected term (in years)	7.3 – 7.6	7.4 – 7.7	7.5 – 8.0
Expected dividends	2.6%	2.3%	2.4%
Risk-free rate	0.1% – 1.9%	0.0% – 2.0%	0.1% – 3.5%

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

NOTE 13: RESTRUCTURING COSTS
During 2013, we recorded net pre-tax restructuring costs totaling $479 million for new and ongoing restructuring actions. We recorded charges in the segments as follows:

(dollars in millions)
Otis	$88
UTC Climate, Controls & Security	97
Pratt & Whitney	154
UTC Aerospace Systems	92
Sikorsky	50
Eliminations and other	—
Restructuring costs recorded within continuing operations	481
Restructuring costs recorded within discontinued operations	(2)
Total	$479
Restructuring charges incurred in 2013 primarily relate to actions initiated during 2013 and 2012, and were recorded as follows:

(dollars in millions)
Cost of sales	$215
Selling, general and administrative	265
Other income, net	1
Restructuring costs recorded within continuing operations	481
Restructuring costs recorded within discontinued operations	(2)
Total	$479
2013 Actions. During 2013, we initiated restructuring actions relating to ongoing cost reduction efforts, including workforce reductions and consolidation of manufacturing operations. We recorded net pre-tax restructuring costs totaling $421 million for restructuring actions initiated in 2013, consisting of $164 million in cost of sales and $257 million in selling, general and administrative expenses.

We are targeting to complete in 2014 the majority of the remaining workforce and all facility related cost reduction actions initiated in 2013. No specific plans for significant other actions have been finalized at this time. The following table summarizes the accrual balances and utilization by cost type for the 2013 restructuring actions:

(dollars in millions)	Severance	Asset Write-Downs	Facility Exit, Lease Termination & Other Costs	Total
Net pre-tax restructuring costs	$381	$15	$25	$421
Utilization and foreign exchange	(185)	(15)	(6)	(206)
Balance at December 31, 2013	$196	$—	$19	$215
The following table summarizes expected, incurred and remaining costs for the 2013 restructuring actions by segment:

(dollars in millions)	Expected Costs	Cost Incurred During 2013	Remaining Costs at December 31, 2013
Otis	$75	$(69)	$6
UTC Climate, Controls & Security	124	(89)	35
Pratt & Whitney	158	(154)	4
UTC Aerospace Systems	85	(71)	14
Sikorsky	38	(38)	—
Eliminations and other	—	—	—
Discontinued operations	—	—	—
Total	$480	$(421)	$59
2012 Actions. During 2013, we recorded net pre-tax restructuring costs totaling $60 million for restructuring actions initiated in 2012, consisting of $46 million in cost of sales, $13 million in selling, general and administrative expenses, and $1 million in other income, net. The 2012 actions relate to ongoing cost reduction efforts, including workforce reductions and the consolidation of field operations.
The following table summarizes the restructuring accrual balances and utilization by cost type for the 2012 programs:

(dollars in millions)	Severance	Asset Write- Downs	Facility Exit, Lease Termination and Other Costs	Total
Restructuring accruals at January 1, 2013	$289	$—	$50	$339
Net pre-tax restructuring costs	14	1	45	60
Utilization and foreign exchange	(218)	(1)	(47)	(266)
Balance at December 31, 2013	$85	$—	$48	$133
The following table summarizes expected, incurred and remaining costs for the 2012 programs by segment:

(dollars in millions)	Expected Costs	Costs Incurred During 2012	Costs Incurred During 2013	Remaining Costs at December 31, 2013
Otis	$156	$(146)	$(9)	$1
UTC Climate, Controls & Security	147	(123)	(18)	6
Pratt & Whitney	94	(94)	—	—
UTC Aerospace Systems	157	(121)	(21)	15
Sikorsky	62	(47)	(12)	3
Eliminations and other	19	(19)	—	—
Discontinued operations	26	(26)	—	—
Total	$661	$(576)	$(60)	$25

2011 Actions. During 2013, we recorded net pre-tax restructuring costs totaling $(2) million for restructuring actions initiated in 2011. As of December 31, 2013, there are no remaining costs to complete the 2011 actions.

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
The four quarter rolling average of the notional amount of foreign exchange contracts hedging foreign currency transactions was $12.3 billion and $11.8 billion at December 31, 2013 and 2012, respectively. Additional information pertaining to foreign exchange and hedging activities is included in Note 1.
The following table summarizes the fair value of derivative instruments as of December 31, 2013 and 2012 which consist solely of foreign exchange contracts:

	Asset Derivatives		Liability Derivatives
(dollars in millions)	2013	2012	2013	2012
Derivatives designated as hedging instruments	$59	$78	$103	$11
Derivatives not designated as hedging instruments	31	50	54	138
The impact from foreign exchange derivative instruments that qualified as cash flow hedges for the period was as follows:

	December 31,
(dollars in millions)	2013	2012
(Loss) gain recorded in Accumulated other comprehensive loss	$(136)	$88
(Loss) gain reclassified from Accumulated other comprehensive loss into Product sales (effective portion)	(25)	31
Assuming current market conditions continue, a $35 million pre-tax loss is expected to be reclassified from Accumulated other comprehensive loss into Product sales to reflect the fixed prices obtained from foreign exchange hedging within the next 12 months. At December 31, 2013, all derivative contracts accounted for as cash flow hedges mature by December 2015.
We recognized a gain of $22 million and a loss of $120 million in Other income, net on the Consolidated Statement of Operations from foreign exchange contracts not designated as hedging instruments in 2013 and 2012, respectively.

NOTE 15: FAIR VALUE MEASUREMENTS
The FASB ASC Topic "Fair Value Measurements and Disclosure" establishes a valuation hierarchy for disclosure of the inputs to the valuations used to measure fair value. A financial asset or liability's classification within the hierarchy is determined based on the lowest level input that is significant to the fair value measurement. This hierarchy prioritizes the inputs into three broad levels as follows:

▪	Level 1 - quoted prices in active markets for identical assets or liabilities;

▪	Level 2 - inputs other than quoted prices included within Level 1 that are observable for the asset or liability either directly or indirectly;

▪	Level 3 - unobservable inputs based on our own assumptions used to measure assets and liabilities at fair value.

The following table provides the assets and liabilities carried at fair value measured on a recurring and nonrecurring basis as of December 31, 2013 and 2012:

2013 (dollars in millions)	Total	Level 1	Level 2	Level 3
Recurring fair value measurements:
Available-for-sale securities	$988	$988	$—	$—
Derivative assets	90	—	90	—
Derivative liabilities	(157)	—	(157)	—
Nonrecurring fair value measurements:
Business dispositions	66	—	66	—

2012 (dollars in millions)	Total	Level 1	Level 2	Level 3
Recurring fair value measurements:
Available-for-sale securities	$781	$781	$—	$—
Derivative assets	128	—	128	—
Derivative liabilities	(149)	—	(149)	—
Nonrecurring fair value measurements:
Equity method investments	432	—	432	—
Business dispositions	84	—	84	—
During 2013, we recorded an approximately $55 million net gain from UTC Climate, Controls & Security's portfolio transformation, primarily due to a gain on the sale of businesses in Hong Kong and Australia. In addition, we recorded an approximately $193 million gain from the sale of Pratt & Whitney Power Systems business (see Note 2), as well as an approximately $25 million charge to adjust the fair value of a Pratt & Whitney joint venture investment.
During 2012, we recorded net gains on nonrecurring fair value measurements of approximately $157 million within Other income, net from UTC Climate, Controls & Security's portfolio transformation efforts including the integration of the legacy UTC Fire & Security businesses with the legacy Carrier businesses. These net gains include approximately $357 million from the sales of controlling interests in manufacturing and distribution joint ventures in Asia and Canada, of which approximately $272 million was non-cash. These gains were partially offset by $168 million of other-than-temporary impairment charges related to business dispositions and a $32 million loss on the disposition of the U.S. UTC Fire & Security branch operations. In addition, we recorded a $34 million gain on the fair market measurement of the Company's previously held interest in Goodrich.
Valuation Techniques. Our available-for-sale securities include equity investments that are traded in active markets, either domestically or internationally and are measured at fair value using closing stock prices from active markets. Our derivative assets and liabilities include foreign exchange contracts and commodity derivatives that are measured at fair value using internal models based on observable market inputs such as forward rates, interest rates, our own credit risk and our counterparties' credit risks. As of December 31, 2013, there were no significant transfers in and out of Level 1 and Level 2.
As of December 31, 2013, there has not been any significant impact to the fair value of our derivative liabilities due to our own credit risk. Similarly, there has not been any significant adverse impact to our derivative assets based on our evaluation of our counterparties' credit risks.
The following table provides carrying amounts and fair values of financial instruments that are not carried at fair value at December 31, 2013 and 2012:

	December 31, 2013		December 31, 2012
(dollars in millions)	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Long-term receivables	$655	$586	$499	$464
Customer financing notes receivable	394	366	375	371
Short-term borrowings	(388)	(388)	(503)	(503)
Long-term debt (excluding capitalized leases)	(19,807)	(21,525)	(22,665)	(25,606)
Long-term liabilities	(283)	(253)	(182)	(167)

The following table provides the valuation hierarchy classification of assets and liabilities that are not carried at fair value in our Consolidated Balance Sheet as of December 31, 2013:

(dollars in millions)	Total	Level 1	Level 2	Level 3
Long-term receivables	$586	$—	$586	$—
Customer financing notes receivable	366	—	366	—
Short-term borrowings	(388)	—	(200)	(188)
Long-term debt (excluding capitalized leases)	(21,525)	—	(21,211)	(314)
Long-term liabilities	(253)	—	(253)	—

NOTE 16: GUARANTEES
We extend a variety of financial guarantees to third parties. As of December 31, 2013 and 2012, the following financial guarantees were outstanding:

	December 31, 2013		December 31, 2012
(dollars in millions)	Maximum Potential Payment	Carrying Amount of Liability	Maximum Potential Payment	Carrying Amount of Liability
Commercial aerospace financing arrangements (see Note 5)	$615	$25	$346	$7
Credit facilities and debt obligations—unconsolidated subsidiaries (expire 2014 to 2034)	231	6	240	2
Performance guarantees	150	—	33	—
As disclosed in Note 3, we completed the sale of substantially all operations of Rocketdyne to GenCorp Inc. on June 14, 2013. Following the sale, certain guarantees of Rocketdyne's performance under existing contracts remain in place, which resulted in an increase in our performance guarantees of approximately $112 million, with no associated significant carrying amount of a liability as of December 31, 2013.
We also have obligations arising from sales of certain businesses and assets, including those from representations and warranties and related indemnities for environmental, health and safety, tax and employment matters. The maximum potential payment related to these obligations is not a specified amount as a number of the obligations do not contain financial caps. The carrying amount of liabilities related to these obligations was $189 million and $144 million at December 31, 2013 and 2012, respectively. For additional information regarding the environmental indemnifications, see Note 17.
We accrue for costs associated with guarantees when it is probable that a liability has been incurred and the amount can be reasonably estimated. The most likely cost to be incurred is accrued based on an evaluation of currently available facts, and where no amount within a range of estimates is more likely, the minimum is accrued. In accordance with the FASB ASC Topic "Guarantees" we record these liabilities at fair value.
We provide service and warranty policies on our products and extend performance and operating cost guarantees beyond our normal service and warranty policies on some of our products, particularly commercial aircraft engines. In addition, we incur discretionary costs to service our products in connection with specific product performance issues. Liabilities for performance and operating cost guarantees are based upon future product performance and durability, and are largely estimated based upon historical experience. Adjustments are made to accruals as claim data and historical experience warrant. The changes in the carrying amount of service and product warranties and product performance guarantees for the years ended December 31, 2013 and 2012 are as follows:

	Year ended December 31,
(dollars in millions)	2013	2012
Balance as of January 1	$1,332	$1,468
Warranties and performance guarantees issued	313	325
Settlements made	(287)	(277)
Other	2	(184)
Balance as of December 31	$1,360	$1,332

The decrease in the above table in "Other" during the year ended December 31, 2012 primarily reflects the impact of warranty reserves reclassified to Liabilities held for sale, as a part of the Clipper disposition, partially offset by an increase in warranty reserves from the Goodrich acquisition. See Notes 2 and 3 for further discussion.

NOTE 17: CONTINGENT LIABILITIES
Except as otherwise noted, while we are unable to predict the final outcome, based on information currently available, we do not believe that resolution of any of the following matters will have a material adverse effect upon our competitive position, results of operations, cash flows or financial condition.
Leases. We occupy space and use certain equipment under lease arrangements. Rental commitments of $2,373 million at December 31, 2013 under long-term non-cancelable operating leases are payable as follows: $586 million in 2014, $494 million in 2015, $364 million in 2016, $233 million in 2017, $156 million in 2018 and $540 million thereafter. Rent expense was $456 million in 2013, $457 million in 2012 and $453 million in 2011.
Additional information pertaining to commercial aerospace rental commitments is included in Note 5 to the Consolidated Financial Statements.
Environmental. Our operations are subject to environmental regulation by federal, state and local authorities in the United States and regulatory authorities with jurisdiction over our foreign operations. As described in Note 1 to the Consolidated Financial Statements, we have accrued for the costs of environmental remediation activities and periodically reassess these amounts. We believe that the likelihood of incurring losses materially in excess of amounts accrued is remote. As of December 31, 2013 and 2012, we had $936 million and $847 million reserved for environmental remediation, respectively. Additional information pertaining to environmental matters is included in Note 1 to the Consolidated Financial Statements.
Government. We are now, and believe that, in light of the current U.S. Government contracting environment, we will continue to be the subject of one or more U.S. Government investigations. If we or one of our business units were charged with wrongdoing as a result of any of these investigations or other government investigations (including violations of certain environmental or export laws) the U.S. Government could suspend us from bidding on or receiving awards of new U.S. Government contracts pending the completion of legal proceedings. If convicted or found liable, the U.S. Government could fine and debar us from new U.S. Government contracting for a period generally not to exceed three years. The U.S. Government could void any contracts found to be tainted by fraud.
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
Legal Proceedings.
F100 Engine Litigation
As previously disclosed, the United States government sued us in 1999 in the United States District Court for the Southern District of Ohio, claiming that Pratt & Whitney violated the civil False Claims Act and common law. The claims relate to the “Fighter Engine Competition” between Pratt & Whitney's F100 engine and General Electric's F110 engine. The government alleged that it overpaid for F100 engines under contracts awarded by the U.S. Air Force in fiscal years 1985 through 1990 because Pratt & Whitney inflated its estimated costs for some purchased parts and withheld data that would have revealed the overstatements. At trial, which ended in April, 2005, the government claimed Pratt & Whitney's liability to be approximately $624 million. On August 1, 2008, the trial court held that the Air Force had not suffered any actual damages because Pratt & Whitney had made significant price concessions after the alleged overstatements were made. However, the trial court judge found that Pratt & Whitney violated the False Claims Act due to inaccurate statements contained in its 1983 initial engine pricing proposal. In the absence of actual damages, the trial court awarded the government the maximum civil penalty of approximately $7 million, or $10,000 for each of the 709 invoices Pratt & Whitney submitted in 1989 and later under the contracts. In September 2008, both the government and UTC appealed the decision to the United States Court of Appeals for the Sixth Circuit. On November 18, 2010, the Sixth Circuit affirmed Pratt & Whitney's liability under the False Claims Act, but remanded the case to the trial court for further proceedings on the issues of False Claims Act damages and common law liability and damages.
On June 18, 2012, the trial court found that Pratt & Whitney had breached obligations imposed by common law based on the same conduct with respect to which the court previously found liability under the False Claims Act. Under the common law claims, the U.S. Air Force is entitled to seek damages for events occurring before March 3, 1989, which are not recoverable under the False Claims Act.
On June 17, 2013, the trial court awarded the government approximately $473 million in damages and penalties, plus prejudgment interest in an amount to be determined. On July 1, 2013, the trial court, after determining the amount of prejudgment interest, entered judgment in favor of the government in the amount of approximately $664 million. The trial court also awarded postjudgment interest on the full amount of the judgment to accrue from July 2, 2013, at the federal variable interest rate determined pursuant to 28 U.S.C. § 1961. The judgment included four different components of damages: (1) common law damages of approximately $109 million; (2) prejudgment interest on common law damages of approximately $191 million; (3) False Claims Act treble damages of approximately $357 million; and (4) penalties of approximately $7 million. The penalty component of the judgment previously was affirmed by the United States Court of Appeals in 2010.
We strongly disagree with the trial court's analysis and conclusions. We filed an appeal from the judgment to the United States Court of Appeals for the Sixth Circuit on August 26, 2013. Based on our analysis, we continue to believe that there is no basis for any common law liability for the inaccurate statements. We also believe that the government suffered no actual damages as a result of the inaccurate statements made in 1983 and, therefore, there is no basis in fact or law for the award of common law damages, prejudgment interest or False Claims Act treble damages. If, contrary to our expectations, all or any portion of the judgment should ultimately be affirmed, we estimate a range of reasonably possible loss from approximately $24 million to $657 million in excess of amounts previously accrued, plus postjudgment interest. The outcome of this matter could result in a material adverse effect on our results of operations in the period in which a liability would be recognized and cash flows for the period in which damages would be paid.
Department of Defense Cost Accounting Standards Claim
As previously disclosed, in December 2008, the Department of Defense (DOD) issued a contract claim against Sikorsky to recover overpayments the DOD alleges that it made to Sikorsky since January 2003 in connection with cost accounting changes approved by the DOD and implemented by Sikorsky in 1999 and 2006. These changes relate to the calculation of material overhead rates in government contracts. The DOD claimed that Sikorsky's liability was approximately $97 million (including interest through December 31, 2013). We believed this claim was without merit and Sikorsky filed an appeal in December 2009 with the U.S. Court of Federal Claims. Trial in the matter concluded in January 2013 and on March 22, 2013, the U.S. Court of Federal Claims issued a written decision in favor of Sikorsky determining that the DOD had failed to prove its claims because Sikorsky's calculation of material overhead complied with the cost accounting standards. DOD has appealed this decision.
German Tax Office Appeal
As previously disclosed, UTC has been involved in administrative review proceedings with the German Tax Office, which concern €203 million (approximately $278 million) of tax benefits that we have claimed related to a 1998 reorganization of the corporate structure of Otis operations in Germany. Upon audit, these tax benefits were disallowed by the German Tax Office. On August 3, 2012, we filed suit in the local German Tax Court (Berlin-Brandenburg). In 2008 the German Federal Tax Court ("FTC") denied benefits to another taxpayer in a case involving a German tax law relevant to our reorganization. The determination of the FTC on this other matter was appealed to the European Court of Justice ("ECJ") to determine if the underlying German tax law is violative of European Union (EU) principles. On September 17, 2009, the ECJ issued an opinion in this case that is generally favorable to the other taxpayer and referred the case back to the FTC for further consideration of certain related issues. In May 2010, the FTC released its decision, in which it resolved certain tax issues that may be relevant to our suit and remanded the case to a lower court for further development. In 2012, the lower court decided in favor of the taxpayer and the government appealed the findings to the FTC. After consideration of the ECJ decision, the latest FTC decision and the lower court decision, we continue to believe that it is more likely than not that the relevant German tax law is violative of EU principles and we have not accrued for this matter. We intend to litigate vigorously the matter to conclusion. We cannot reasonably estimate the range of loss, if any, that may result from this matter given the current procedural status of this matter.
Other.
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
We have reported our financial and operational results for the periods presented herein under the five principal segments noted above, consistent with how we have reviewed our business operations for decision-making purposes, resource allocation and performance assessment during 2013.
Segment Information. Total sales by segment include intersegment sales, which are generally made at prices approximating those that the selling entity is able to obtain on external sales. Segment information for the years ended December 31 is as follows:

	Net Sales			Operating Profits
(dollars in millions)	2013	2012	2011	2013	2012	2011
Otis	$12,484	$12,056	$12,437	$2,590	$2,512	$2,815
UTC Climate, Controls & Security	16,809	17,090	18,864	2,590	2,425	2,212
Pratt & Whitney	14,501	13,964	12,711	1,876	1,589	1,867
UTC Aerospace Systems	13,347	8,334	4,760	2,018	944	759
Sikorsky	6,253	6,791	7,355	594	712	840
Total segment	63,394	58,235	56,127	9,668	8,182	8,493
Eliminations and other	(768)	(527)	(373)	22	(72)	(228)
General corporate expenses	—	—	—	(481)	(426)	(419)
Consolidated	$62,626	$57,708	$55,754	$9,209	$7,684	$7,846

	Total Assets			Capital Expenditures			Depreciation & Amortization
(dollars in millions)	2013	2012	2011	2013	2012	2011	2013	2012	2011
Otis	$9,354	$8,866	$8,717	$122	$141	$75	$209	$220	$223
UTC Climate, Controls & Security	21,543	22,253	21,630	266	265	305	380	418	432
Pratt & Whitney	17,062	15,938	10,705	617	462	290	319	324	332
UTC Aerospace Systems	35,461	35,589	8,593	510	367	163	761	412	172
Sikorsky	5,762	4,975	4,628	119	94	92	85	85	84
Total segment	89,182	87,621	54,273	1,634	1,329	925	1,754	1,459	1,243
Eliminations and other	1,412	1,788	7,179	54	60	4	67	65	20
Consolidated	$90,594	$89,409	$61,452	$1,688	$1,389	$929	$1,821	$1,524	$1,263
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

	External Net Sales			Operating Profits			Long-Lived Assets
(dollars in millions)	2013	2012	2011	2013	2012	2011	2013	2012	2011
United States Operations	$35,994	$32,175	$28,993	$4,780	$3,663	$4,264	$4,483	$4,311	$2,974
International Operations
Europe	12,652	11,823	12,344	2,419	2,100	2,089	1,796	1,804	1,210
Asia Pacific	8,696	8,733	9,016	1,773	1,648	1,429	957	947	883
Other	5,274	4,964	5,376	696	772	711	1,203	1,122	760
Eliminations and other	10	13	25	(459)	(499)	(647)	427	334	374
Consolidated	$62,626	$57,708	$55,754	$9,209	$7,684	$7,846	$8,866	$8,518	$6,201
Sales from U.S. operations include export sales as follows:

(dollars in millions)	2013	2012	2011
Europe	$4,489	$3,117	$2,284
Asia Pacific	4,517	2,998	2,448
Other	3,165	3,086	2,989
	$12,171	$9,201	$7,721
Major Customers. Net Sales include sales under prime contracts and subcontracts to the U.S. Government, primarily related to Pratt & Whitney, UTC Aerospace Systems and Sikorsky products, as follows:

(dollars in millions)	2013	2012	2011
Pratt & Whitney	$3,559	$3,718	$2,995
UTC Aerospace Systems	2,530	1,742	1,021
Sikorsky	3,648	4,512	4,967
Other	142	126	125
	$9,879	$10,098	$9,108

SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

	2013 Quarters				2012 Quarters
(dollars in millions, except per share amounts)	First	Second	Third	Fourth	First	Second	Third	Fourth
Net Sales	$14,399	$16,006	$15,462	$16,759	$12,416	$13,807	$15,042	$16,443
Gross margin	3,934	4,454	4,442	4,475	3,486	3,873	4,039	4,157
Net income attributable to common shareowners	1,266	1,560	1,432	1,463	330	1,328	1,415	2,057
Earnings per share of Common Stock:
Basic—net income	$1.40	$1.73	$1.59	$1.62	$0.37	$1.49	$1.58	$2.28
Diluted—net income	$1.39	$1.71	$1.57	$1.60	$0.36	$1.47	$1.56	$2.26
COMPARATIVE STOCK DATA (UNAUDITED)

	2013			2012
(common stock)	High	Low	Dividend	High	Low	Dividend
First quarter	$93.59	$83.55	$0.535	$87.50	$73.62	$0.480
Second quarter	$97.55	$91.05	$0.535	$83.57	$70.71	$0.480
Third quarter	$112.00	$93.80	$0.535	$82.56	$70.95	$0.535
Fourth quarter	$113.80	$102.76	$0.590	$83.64	$74.44	$0.535
Our common stock is listed on the New York Stock Exchange. The high and low prices are based on the Composite Tape of the New York Stock Exchange. There were approximately 21,364 registered shareholders at January 31, 2014.
PERFORMANCE GRAPH (UNAUDITED)
The following graph presents the cumulative total shareholder return for the five years ending December 31, 2013 for our common stock, as compared to the Standard & Poor's 500 Stock Index and to the Dow Jones 30 Industrial Average. Our common stock price is a component of both indices. These figures assume that all dividends paid over the five-year period were reinvested, and that the starting value of each index and the investment in common stock was $100.00 on December 31, 2008.
COMPARISON OF CUMULATIVE FIVE YEAR TOTAL RETURN

	December
	2008	2009	2010	2011	2012	2013
United Technologies Corporation	$100.00	$133.29	$154.93	$147.23	$169.46	$240.42
S&P 500 Index	$100.00	$126.46	$145.51	$148.59	$172.37	$228.19
Dow Jones Industrial Average	$100.00	$122.68	$139.94	$151.67	$167.19	$216.77

Board of Directors

Louis R. Chênevert	Marshall O. Larsen	PERMANENT COMMITTEES
Chairman & Chief Executive Officer	Former Chairman, President
United Technologies Corporation	and Chief Executive Officer	Audit Committee
(Diversified Manufacturer)	Goodrich Corporation	Edward A. Kangas, Chair
	(Aerospace and Defense Systems	John V. Faraci
John V. Faraci	and Services)	Ellen J. Kullman
Chairman and Chief Executive Officer		Richard B. Myers
International Paper	Harold McGraw III	H. Patrick Swygert
(Paper, Packaging and Distribution)	Chairman of the Board	André Villeneuve
McGraw Hill Financial
Jean-Pierre Garnier	(Ratings, Benchmarks and Analytics	Committee on Compensation
Chairman of the Board	for Financial Markets)	and Executive Development
Actelion		Jean-Pierre Garnier, Chair
(Biopharmaceutical Company)	Richard B. Myers	Jamie S. Gorelick
Operating Partner	General, U.S. Air Force (Ret.)	Edward A. Kangas
Advent International	and former Chairman of	Harold McGraw III
(Global Private Equity Firm)	the Joint Chiefs of Staff	Richard B. Myers
Retired Chief Executive Officer	(Military Leadership)	H. Patrick Swygert
GlaxoSmithKIine
	H. Patrick Swygert	Executive Committee
Jamie S. Gorelick	President Emeritus	Louis R. Chênevert, Chair
Partner, WilmerHale	Howard University	John V. Faraci
(Law Firm)	(Educational Institution)	Edward A. Kangas
Former Deputy Attorney General
of the United States	André Villeneuve	Finance Committee
Former General Counsel of the	Chairman	John V. Faraci, Chair
Department of Defense	ICE Benchmark Administration Limited	Louis R. Chênevert
	(Administrator LIBOR	Jamie S. Gorelick
Edward A. Kangas	Benchmark Interest Rate)	Ellen J. Kullman
Former Chairman and CEO		Marshall O. Larsen
Deloitte, Touche, Tohmatsu	Christine Todd Whitman	Harold McGraw III
(Audit and Tax Services)	President	André Villeneuve
	The Whitman Strategy Group	Christine Todd Whitman
Ellen J. Kullman	(Environment and Public Policy Consulting)
Chair of the Board & CEO	Former EPA Administrator	Committee on Nominations and Governance
DuPont	Former Governor of New Jersey	H. Patrick Swygert, Chair
(Diversified Chemicals and Materials)		John V. Faraci
Jean-Pierre Garnier
Edward A. Kangas
Harold McGraw III
Richard B. Myers
Christine Todd Whitman

Public Issues Review Committee
Christine Todd Whitman, Chair
Jean-Pierre Garnier
Jamie S. Gorelick
Ellen J. Kullman
Marshall O. Larsen
André Villeneuve

Leadership

Paul R. Adams	Louis R. Chênevert	Lindsay Harvey	David E. Parekh
President,	Chairman &	President,	Vice President, Research, and
Pratt & Whitney	Chief Executive Officer	United Kingdom & Benelux,	Director, United Technologies
		UTC Building & Industrial Systems	Research Center
Elizabeth B. Amato	Bennett M. Croswell
Senior Vice President,	President, Military Engines,	Nicole Parent Haughey	Thomas W. Prete
Human Resources and	Pratt & Whitney	Vice President,	Vice President, Engineering,
Organization		Corporate Strategy	Pratt & Whitney
Paolo C. Dal Cin
David G. Appel	Vice President,	Gregory J. Hayes	Thomas I. Rogan
President, Carrier Transicold	Operations & Supply Chain,	Senior Vice President and	Vice President, Treasurer
& Refrigeration Systems,	UTC Aerospace Systems	Chief Financial Officer
UTC Building & Industrial Systems			Alain Rué
	Geraud Darnis	Dennis Jarvi	President, France,
Alain M. Bellemare	President &	Vice President,	Switzerland & Africa,
President &	Chief Executive Officer,	Development Programs,	UTC Building & Industrial Systems
Chief Executive Officer,	UTC Building & Industrial Systems	Sikorsky
UTC Propulsion &			John Saabas
Aerospace Systems	Nancy M. Davis	Matti Kuivalainen	President,
	Vice President and	President, Germany, Nordics	Pratt & Whitney Canada
Richard H. Bennett, Jr.	Chief Information Officer	and Central & Eastern Europe,
Vice President,		UTC Building & Industrial Systems	Pedro Sainz de Baranda
Environment, Health & Safety	Pierre Dejoux		President, Otis and President,
	President, Otis Europe,	Michael B. Maurer	Intelligent Building Technologies,
Patrick Blethon	UTC Building & Industrial Systems	President,	UTC Building & Industrial Systems
President, South Asia Pacific,		Sikorsky
UTC Building & Industrial Systems	Philippe Delpech		Richard J. Sanfrey
	Chief Operating Officer —	Robert J. McDonough	Senior Vice President, Operations,
Carey E. Bond	Intercontinental Operations,	Chief Operating Officer — Americas,	UTC Building & Industrial Systems
President,	UTC Building & Industrial Systems	UTC Building & Industrial Systems
Commercial Systems & Services,			Andreas Schell
Sikorsky	Danny Di Perna	J. Michael McQuade	President, Actuation & Propeller Systems,
	Senior Vice President,	Senior Vice President,	UTC Aerospace Systems
Brian Brandewie	Engineering & Operations,	Science and Technology
Senior Vice President,	Pratt & Whitney		Ross B. Shuster
Aircraft Systems,		Samir B. Mehta	President, North Asia,
UTC Aerospace Systems	Robin L. Diamonte	President,	UTC Building & Industrial Systems
	Vice President,	Defense Systems & Services,
David M. Brantner	Pension Investments	Sikorsky	Tobin J. Treichel
President, Commercial Engines,			Vice President, Tax
Pratt & Whitney	Michael R. Dumais	Thomas A. Mepham
	President,	Senior Vice President,	Thomas R. Vining
Matthew F. Bromberg	Power, Controls &	Power, Controls &	President, Otis Americas,
President, Aftermarket,	Sensing Systems,	Sensing Systems,	UTC Building & Industrial Systems
Pratt & Whitney	UTC Aerospace Systems	UTC Aerospace Systems
Gregg Ward
Benoit Brossoit	Shane Eddy	Mark F. Miller	Senior Vice President,
Vice President,	Senior Vice President,	Vice President, Research &	Government Relations
Operations	Operations, Sikorsky	Engineering, Sikorsky
James P. Ward
Bernardo Calleja Fernandez	Charles D. Gill, Jr.	Christopher Nelson	President, Fire Safety Solutions,
President, South Europe,	Senior Vice President and	President, HVAC North America,	UTC Building & Industrial Systems
UTC Building & Industrial Systems	General Counsel	UTC Building & Industrial Systems
Peiming Perry Zheng
David B. Carter	David L. Gitlin	Kevin J. O'Connor	President, Otis China,
Vice President, Engineering	President, Aircraft Systems,	Vice President,	UTC Building & Industrial Systems
and Technology,	UTC Aerospace Systems	Global Compliance
UTC Aerospace Systems
	Peter J. Graber-Lipperman	Bart Otten
	Vice President, Secretary and	President, Fire & Security, EMEA,
	Associate General Counsel	UTC Building & Industrial Systems

Shareowner Information

CORPORATE OFFICE
United Technologies Corporation
United Technologies Building
Hartford, CT 06101
Telephone: 860.728.7000

This report is made available to shareowners in advance of the annual meeting of shareowners to be held at 2 p.m., April 28, 2014, in Charlotte, N.C. The proxy statement will be made available to shareowners on or about March 14, 2014, at which time proxies for the meeting will be requested.
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
UTC has included as Exhibit 31 to its Annual Report on Form 10-K for fiscal year 2013 filed with the Securities and Exchange Commission certificates of its Chief Executive Officer, Chief Financial Officer and Acting Controller certifying, among other things, the information contained in the Form 10-K.
Annually UTC submits to the New York Stock Exchange (NYSE) a certificate of UTC's Chief Executive Officer certifying that he was not aware of any violation by UTC of NYSE corporate governance listing standards as of the date of the certification.
DIVIDENDS
Dividends are usually paid on the 10th day of March, June, September and December.
ELECTRONIC ACCESS
Rather than receiving mailed copies, registered shareowners may sign up at the following website for electronic communications, including annual meeting materials, stock plan statements and tax documents:
www.computershare-na.com/green.
For annual meeting materials, your enrollment is revocable until a week before each year's record date for the annual meeting. Beneficial shareowners may be able to request electronic access by contacting their broker or bank, or Broadridge Financial Solutions at: http://enroll.icsdelivery.com/utc.

ADDITIONAL INFORMATION
Shareowners may obtain, without charge, a copy of the UTC Annual Report on Form 10-K for fiscal year 2013 filed with the Securities and Exchange Commission by writing to:
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
www.bis.utc.com
www.otis.com
www.pw.utc.com
www.sikorsky.com
www.utcaerospacesystems.com