Form 10-K, Exhibit 13
period 2014-12-31
UNITED TECHNOLOGIES CORP /DE/
filed 2015-02-05
CIK 101829

Exhibit 13
Five-Year Summary

(dollars in millions, except per share amounts)	2014	2013	2012	2011	2010
For The Year
Net sales	$65,100	$62,626	$57,708	$55,754	$52,275
Research and development [4]	2,635	2,529	2,371	1,951	1,656
Restructuring costs	368	481	590	315	387
Net income from continuing operations	6,623	6,074	5,200	5,216	4,523
Net income from continuing operations attributable to common shareowners	6,220	5,686	4,847	4,831	4,195

Basic earnings per share—Net income from continuing operations attributable to common shareowners	6.92	6.31	5.41	5.41	4.62
Diluted earnings per share—Net income from continuing operations attributable to common shareowners	6.82	6.21	5.35	5.33	4.55
Cash dividends per common share	2.36	2.20	2.03	1.87	1.70

Average number of shares of Common Stock outstanding:
Basic	898	901	895	892	908
Diluted	912	915	907	907	923
Cash flows provided by operating activities of continuing operations	7,336	7,505	6,605	6,460	5,720
Capital expenditures [6]	1,711	1,688	1,389	929	838
Acquisitions, including debt assumed [3]	530	151	18,620	372	2,781
Repurchases of Common Stock [5]	1,500	1,200	—	2,175	2,200
Dividends paid on Common Stock [1]	2,048	1,908	1,752	1,602	1,482

At Year End
Working capital	$6,863	$6,642	$5,174	$7,142	$5,778
Total assets [3]	91,289	90,594	89,409	61,452	58,493
Long-term debt, including current portion [2]	19,668	19,853	22,718	9,630	10,173
Total debt [2]	19,794	20,241	23,221	10,260	10,289
Total debt to total capitalization [2]	38%	38%	46%	31%	32%
Total equity [2,7]	32,564	33,219	27,069	22,820	22,323
Number of employees [3]	211,500	212,400	218,300	199,900	208,200

Note 1	Excludes dividends paid on Employee Stock Ownership Plan Common Stock.

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

Note 4
The increase in 2012, as compared with 2011, includes approximately $250 million incremental research and development spending related to the Goodrich businesses that were acquired during 2012, and approximately $65 million at Pratt & Whitney to further advance development of multiple geared turbofan platforms.

Note 5	In connection with the acquisition of Goodrich, repurchases of common stock under our share repurchase program were suspended for 2012. We resumed our share repurchase program in 2013.

Note 6	Capital expenditures increased from 2012 through 2014 as we expanded capacity to meet expected demand within our aerospace businesses for the next generation engine platforms.

Note 7
The decrease in total equity in 2014, as compared with 2013, reflects unrealized losses of approximately $2.9 billion, net of taxes, associated with the effect of market conditions on our pension plans.

Management's Discussion and Analysis of Financial Condition and Results of Operations
BUSINESS OVERVIEW
We are a global provider of high technology products and services to the building systems and aerospace industries. Our operations for the periods presented herein are classified into five principal business segments: Otis, UTC Climate, Controls & Security, Pratt & Whitney, UTC Aerospace Systems and Sikorsky. Otis and UTC Climate, Controls & Security are referred to as the "commercial businesses," while Pratt & Whitney, UTC Aerospace Systems and Sikorsky are collectively referred to as the "aerospace businesses." UTC Building & Industrial Systems is an organizational structure consisting of our commercial businesses. Otis and UTC Climate, Controls & Security each continue to report their financial and operational results as separate segments, which is consistent with how we allocate resources and measure the financial performance of these businesses. Certain reclassifications have been made to the prior year amounts to conform to the current year presentation.
In 2012 and 2013, we completed the acquisition of Goodrich Corporation (Goodrich), a restructuring of our interests in IAE International Aero Engines AG (IAE), and the divestiture of a number of non-core businesses. We continue to assess and evaluate our portfolio of businesses and consider acquisitions of new businesses or the divestitures of portions of our portfolio with the goal of maximizing long-term value for our shareholders.
The commercial businesses generally serve customers in the worldwide commercial and residential property industries, although UTC Climate, Controls & Security also serves customers in the commercial and transport refrigeration industries. The aerospace businesses serve commercial and government aerospace customers in both the original equipment and aftermarket parts and services markets. Our consolidated net sales were derived from the commercial and aerospace businesses as follows:

	2014	2013	2012
Commercial and industrial	45%	47%	51%
Military aerospace and space	20%	19%	21%
Commercial aerospace	35%	34%	28%
	100%	100%	100%
The significant shift in sales from commercial and industrial to commercial aerospace from 2012 to 2013 largely reflects the acquisition of Goodrich and the IAE transaction. In 2014, approximately 58% of our consolidated sales were original equipment manufacturing (OEM) and 42% were aftermarket parts and services, while in 2013 and 2012 the amounts were 57% and 43%, respectively.
Our worldwide operations can be affected by industrial, economic and political factors on both a regional and global level. To limit the impact of any one industry, or the economy of any single country on our consolidated operating results, our strategy has been, and continues to be, the maintenance of a balanced and diversified portfolio of businesses. Our operations include OEM and extensive related aftermarket parts and services in both our commercial and aerospace businesses. Our business mix also reflects the combination of shorter cycles at UTC Climate, Controls & Security and in our commercial aerospace spares businesses, and longer cycles at Otis and in our aerospace OEM and aftermarket maintenance businesses. Our customers include companies in both the public and private sectors, and our businesses reflect an extensive geographic diversification that has evolved with the continued globalization of world economies. The composition of net sales from outside the U.S., including U.S. export sales, as a percentage of total segment sales, is as follows:

(dollars in millions)	2014	2013	2012	2014	2013	2012
Europe	$12,630	$12,652	$11,823	19%	20%	20%
Asia Pacific	8,795	8,696	8,733	13%	14%	15%
Other Non-U.S.	5,513	5,274	4,964	8%	8%	9%
U.S. Exports	13,769	12,171	9,201	21%	19%	16%
International segment sales	$40,707	$38,793	$34,721	61%	61%	60%
As part of our growth strategy, we invest in businesses in certain countries that carry high levels of currency, political and/or economic risk, such as Argentina, Brazil, China, India, Mexico, Russia, South Africa and countries in the Middle East. As of December 31, 2014, the net assets in any one of these countries did not exceed 6% of consolidated shareowners' equity.
U.S. economic expansion continued to drive global growth in 2014 and contributed to UTC's favorable results for the year. U.S. consumer sentiment reached its highest level in eleven years in January 2015 on lower gasoline prices and lower unemployment rates. In addition, new construction trends in the U.S. are favorable, which benefits our commercial businesses. Europe is facing increasing deflationary pressure, and political tensions in Eastern Europe may exacerbate these economic challenges if escalation continues. UTC's sales to customers in Russia in 2014 were approximately $500 million and our net asset exposure in Russia as of December 31, 2014 is approximately $125 million. While Russia is a key supplier of certain commodities and parts, we have taken steps to minimize the potential for disruption to our business. To date, we have not seen any significant signs of disruption, although we continue to closely monitor developments in the region. Despite lower manufacturing growth and a decline in the real estate sector, gross domestic product (GDP) growth in China is forecast to remain strong and nearly 7% as China continues to use fiscal policy to support growth. While we continue to expect overall economic output in China to moderate, it should continue to out-pace global GDP, benefiting our commercial businesses.
Organic sales growth was 4% in 2014 representing sales increases in commercial aerospace aftermarket, international military helicopters, and in the Americas at our commercial businesses, partially offset by declines in military OEM and aftermarket sales. While we expect foreign currency will have a significant adverse effect on 2015 results, we expect organic sales growth in 2015 to be 3% to 5%. Although we expect an increase in organic growth, which, if realized, would contribute to operating profit growth, we also continue to invest in new platforms and new markets to position the Company for additional growth, while remaining focused on structural cost reduction, operational improvements and disciplined cash redeployment. These actions contributed to our earnings growth during 2014 and positioned us for further earnings growth as the global economy continues to strengthen.
As discussed below in "Results of Operations," operating profit in both 2014 and 2013 includes the impact from activities that are not expected to recur often or that are not otherwise reflective of the underlying operations, such as the adverse impact of asset impairment charges and the beneficial impact of net gains from business divestiture activities, including those related to UTC Climate, Controls & Security's portfolio transformation. Our earnings growth strategy contemplates earnings from organic sales growth, including growth from new product development and product improvements, structural cost reductions, operational improvements, and incremental earnings from our investments in acquisitions. Our investments in businesses in 2014 and 2013 totaled $530 million (including debt assumed of $128 million) and $151 million, respectively. Acquisitions completed in 2014 consisted principally of the acquisition of a majority interest in a Pratt & Whitney joint venture and a number of small acquisitions primarily in our commercial businesses. Our investment in businesses in 2013 consisted principally of a number of smaller acquisitions in our commercial businesses.
We disposed of a number of businesses in 2013. On February 12, 2013, we completed the disposition of UTC Power to ClearEdge Power, and on June 14, 2013, we completed the sale of substantially all operations of Pratt & Whitney Rocketdyne (Rocketdyne) to GenCorp Inc. The results from these businesses were reclassified to Discontinued Operations in our Consolidated Statements of Operations and Cash Flows. On May 17, 2013, we completed the sale of the Pratt & Whitney Power Systems business to Mitsubishi Heavy Industries (MHI) and entered into a long-term engineering and manufacturing agreement with MHI. Pratt & Whitney Power Systems was not reclassified to Discontinued Operations due to our level of continuing involvement in the business post-sale.
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
Sikorsky is developing the CH-148 derivative of the H-92 helicopter (the Cyclone), a military variant of the S-92 helicopter, for the Canadian Government. The Cyclone is being developed under a fixed-price acquisition contract (the Acquisition Contract) that provides for a program to develop and produce 28 helicopters, and a related contract to provide in-service support (collectively, the Arrangements). Delivery of the final configuration aircraft, which was originally scheduled to begin in 2012, did not occur due to a number of disputes between the Canadian Government and Sikorsky related to contractual requirements and contract performance.
On June 18, 2014, Sikorsky and the Canadian Government signed amendments to the Arrangements (the Amended Arrangements). The Amended Arrangements finalized the scope of the aircraft, changed the governance of the program, and established a phased approach to the delivery of interim and final configuration helicopters starting in 2015. The Amended Arrangements also extend the in-service support contract through approximately 2038. The contract value of the Amended Arrangements is estimated to be approximately $6.4 billion.
Prior to the amendments, sales and losses under the Acquisition Contract were recognized using an output-based method, consistent with the practices and policies the Company applies to other comparable production contracts. In light of the significant changes in program scope, governance and delivery, we re-assessed the method we utilize in estimating the extent of progress under the Acquisition Contract. The Acquisition Contract, as amended, now reflects the significant developmental nature of the program that has evolved over time. Under the Company's practices and policies, contracts that are comparable to the Amended Arrangements are accounted for utilizing a cost-to-cost percentage of completion method, as this best reflects the efforts expended and more appropriately aligns the sales and loss recognition with these efforts. Employing the cost-to-cost percentage of completion method, we recorded a cumulative adjustment to reflect the percentage of completion under the Amended Arrangements in the second quarter of 2014 as a change in estimate. This adjustment along with changes in the in-service support contract resulted in the recognition in the second quarter of 2014 of $830 million in sales and $438 million in losses. Remaining losses under the Amended Arrangements of approximately $250 million will be recognized as the costs are incurred. These losses will be partially offset by the in-service support aftermarket contract with the expectation of generating positive annual margin beginning in 2018.
RESULTS OF OPERATIONS
Net Sales

(dollars in millions)	2014	2013	2012
Net sales	$65,100	$62,626	$57,708
Percentage change year-over-year	4.0%	8.5%	3.5%
The factors contributing to the total percentage change year-over-year in total net sales are as follows:

	2014	2013
Organic volume	4%	1%
Acquisitions and divestitures, net	(1)%	8%
Other	1%	—
Total % Change	4%	9%
All five segments experienced organic sales growth during 2014, led by Otis, UTC Aerospace Systems, and Sikorsky, each at 6%, along with organic sales growth at UTC Climate, Controls & Security (3%) and Pratt & Whitney (2%). The organic sales growth at Otis was primarily due to higher new equipment sales in China, the U.S., Europe and the Middle East. Organic sales growth at UTC Aerospace Systems was primarily attributable to higher commercial aerospace OEM and aftermarket volume, and at Sikorsky as a result of higher international military and commercial aircraft sales. Organic growth also reflected strong demand for residential heating, ventilation and air conditioning (HVAC) equipment in North America at UTC Climate, Controls & Security and growth in commercial aftermarket volume at Pratt & Whitney. The sales decrease from net acquisitions and divestitures was primarily a result of the disposition in 2013 of the Pratt & Whitney Power Systems business and the portfolio transformation initiatives at UTC Climate, Controls & Security. The increase in "Other" in 2014 is attributable to the cumulative adjustment to record sales of $830 million based upon the change in estimate arising out of the Amended Arrangements signed with the Canadian Government for the Cyclone helicopter program. See the Segment Review section of Management's Discussion and Analysis for further discussion of segment organic sales.
Organic sales growth during 2013 was led by UTC Aerospace Systems (4%) and Otis (3%), along with organic growth at Pratt & Whitney (2%) and UTC Climate, Controls & Security (1%), offset by organic sales contraction at Sikorsky (8%). The organic sales growth at UTC Aerospace Systems was primarily attributable to higher commercial aerospace OEM and aftermarket volume, while organic sales growth at Otis was primarily a result of higher new equipment sales in China, the U.S. and Russia. The organic sales contraction at Sikorsky was driven primarily by decreased international military, U.S. Government, and military aftermarket sales. The military aftermarket sales decline, driven by lower spares volume, was a result of constrained U.S. Government spending in 2013. The sales increase from net acquisitions and divestitures was a result of Goodrich and IAE sales, partially offset by the portfolio transformation initiatives at UTC Climate, Controls & Security.

Cost of Products and Services Sold

(dollars in millions)	2014	2013	2012
Cost of products sold	$36,044	$34,063	$31,094
Percentage of product sales	75.7%	75.3%	76.3%
Cost of services sold	$11,403	$11,258	$11,059
Percentage of service sales	65.3%	64.8%	65.1%
Total cost of products and services sold	$47,447	$45,321	$42,153
Percentage change year-over-year	4.7%	7.5%	4.4%
The factors contributing to the total percentage change year-over-year in total cost of products and services sold are as follows:

	2014	2013
Organic volume	4%	—
Foreign currency translation	(1)%	—
Acquisitions and divestitures, net	(1)%	8%
Other	3%	—
Total % Change	5%	8%
The organic increase in total cost of products and services sold (4%) is attributable to the organic sales increase noted above (4%). The decrease in cost of products and services sold from net acquisitions and divestitures was primarily a result of the disposition in 2013 of the Pratt & Whitney Power Systems business and the portfolio transformation initiatives at UTC Climate, Controls & Security. The increase in "Other" is attributable to the cumulative adjustment to record costs of $1,268 million based upon the change in estimate arising out of the Amended Arrangements signed with the Canadian Government for the Cyclone helicopter program.
There was no organic change in total cost of products and services sold in 2013. The increase in cost of products and services sold related to the 2013 organic sales growth (1%) was offset by the absence of amortization of inventory fair-value adjustments (1%) related to the Goodrich acquisition that were recorded in 2012 within the UTC Aerospace Systems segment. The total increase in cost of products and services sold is a result of the Goodrich and IAE transactions (9%) partially offset by lower cost of products and services sold as a result of the UTC Climate, Controls & Security portfolio transformation (1%). Cost of products sold as a percentage of product sales declined 100 basis points in 2013, as compared with 2012, as a result of the benefits of favorable pricing and cost savings from prior restructuring actions.
Gross Margin

(dollars in millions)	2014	2013	2012
Gross margin	$17,653	$17,305	$15,555
Percentage of net sales	27.1%	27.6%	27.0%
Gross margin as a percentage of sales decreased 50 basis points, in 2014 as compared with 2013, driven primarily by the cumulative adjustment to record $830 million in sales and $1,268 million in cost of sales based upon the change in estimate arising out of the Amended Arrangements signed with the Canadian Government for the Cyclone helicopter program (100 basis points). This was partially offset by lower commodity costs and productivity gains at UTC Climate, Controls & Security (30 basis points) and favorable government contract performance at Pratt & Whitney (10 basis points).
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

Research and Development

(dollars in millions)	2014	2013	2012
Company-funded	$2,635	$2,529	$2,371
Percentage of net sales	4.0%	4.0%	4.1%
Customer-funded	$2,390	$2,140	$1,670
Percentage of net sales	3.7%	3.4%	2.9%
Research and development spending is subject to the variable nature of program development schedules and, therefore, year-over-year variations in spending levels are expected. The majority of the company-funded spending is incurred by the aerospace businesses and relates largely to the next generation product family at Pratt & Whitney, the CSeries and Airbus A350 and A320neo programs at UTC Aerospace Systems, and various programs at Sikorsky. The year-over-year increase in company-funded research and development (4%) in 2014, compared with 2013, primarily reflects increases at Pratt & Whitney (3%) related to the development of multiple geared turbofan platforms and at UTC Aerospace Systems (2%) related to several commercial aerospace programs, partially offset by lower commercial aircraft development costs at Sikorsky (1%). The increase in customer-funded research and development (12%) in 2014, as compared with 2013, is due to higher customer-funded development at Pratt & Whitney related to military (6%) and commercial (1%) programs and higher customer funded development at Sikorsky on U.S. Government programs (2%).
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
Company-funded research and development spending in 2015 is expected to decline slightly compared to 2014 levels.
Selling, General and Administrative

(dollars in millions)	2014	2013	2012
Selling, general and administrative	$6,500	$6,718	$6,452
Percentage of net sales	10.0%	10.7%	11.2%
The decrease in selling, general and administrative expenses in 2014, as compared with 2013, (3%) is due primarily to a decline at UTC Aerospace Systems (1%) driven by lower pension expense and restructuring (1%), and the impact of divestitures completed over the preceding twelve months (1%). Higher overhead expenses at our commercial businesses (2%), largely driven by continued investment in emerging markets, was partially offset by the benefits of cost savings from previous restructuring actions and foreign exchange translation. The 70 basis point decrease in selling, general and administrative expense as a percentage of sales reflects higher sales volume and lower pension expense across our business units.
The increase in selling, general and administrative expenses in 2013, as compared with 2012, (4%) is due primarily to the impact of acquisitions, net of divestitures, completed over the preceding twelve months (5%) and higher export compliance costs (1%) partially offset by cost savings from previous restructuring actions.
Other Income, Net

(dollars in millions)	2014	2013	2012
Other income, net	$1,251	$1,151	$952
Other income, net includes the operational impact of equity earnings in unconsolidated entities, royalty income, foreign exchange gains and losses as well as other ongoing and infrequently occurring items. The year-over-year change in Other income, net in 2014, as compared with 2013, largely reflects a $220 million gain on an agreement with a state taxing authority for the monetization of tax credits, an $83 million net gain primarily from fair value adjustments related to the acquisition of the majority interest in a Pratt & Whitney joint venture, higher licensing and royalty income of $71 million, and an increase in gains on the sale of real estate and other miscellaneous assets of approximately $70 million. These increases were partially offset by a $28 million impairment loss on a Sikorsky joint venture investment, a $35 million increase in a charge to adjust the fair value of a Pratt & Whitney joint venture, a $25 million decline in net gains from UTC Climate, Controls & Security's portfolio transformation, and the absence of a $193 million gain on the sale of Pratt & Whitney Power Systems recognized in the second quarter of 2013 and a $39 million gain on a settlement with an engine program partner recognized in the first quarter of 2013. The remaining increase in Other income, net is attributable to the normal recurring operational activity as disclosed above.
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
Interest Expense, Net

(dollars in millions)	2014	2013	2012
Interest expense	$1,100	$1,034	$893
Interest income	(218)	(137)	(120)
Interest expense, net	$882	$897	$773
Average interest expense rate during the year on:
Short-term borrowings	0.8%	1.6%	0.9%
Total debt	4.3%	4.2%	4.1%
Interest expense increased in 2014, as compared with 2013, reflecting approximately $143 million of unfavorable pre-tax interest accruals related to the ongoing dispute with German tax authorities concerning a 1998 reorganization of the corporate structure of Otis operations in Germany, partially offset by lower average debt balances as a result of debt repayments. Interest income increased in 2014, as compared with 2013, as a result of favorable pre-tax interest adjustments related to the settlement of outstanding tax matters. See further discussion in Note 11 to the Consolidated Financial Statements.
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
The decrease in the weighted-average interest rates for short-term borrowings was due to the mix of our borrowings with a greater percentage of short-term borrowings at lower interest rates in 2014 than the percentage in 2013. We had no commercial paper borrowings at December 31, 2014 compared with $200 million at December 31, 2013. The three month LIBOR rate as of December 31, 2014, 2013 and 2012 was 0.2%, 0.2% and 0.3%, respectively.
Income Taxes

	2014	2013	2012
Effective income tax rate	25.5%	26.9%	24.8%
The effective income tax rates for 2014, 2013, and 2012 reflect tax benefits associated with lower tax rates on international earnings which we intend to permanently reinvest outside the United States. The effective income tax rate for 2014 also includes the adverse impact of an approximately $265 million income tax accrual related to the ongoing dispute with German tax authorities concerning a 1998 reorganization of the corporate structure of Otis operations in Germany. This accrual was offset by the favorable settlement of other tax matters during 2014. See Note 17 to the Consolidated Financial Statements for further discussion of the German tax litigation. We estimate our full year annual effective income tax rate in 2015 will be approximately 29%, absent one-time adjustments. We anticipate some variability in the tax rate quarter to quarter in 2015.
For additional discussion of income taxes and the effective income tax rate, see "Critical Accounting Estimates—Income Taxes" and Note 11 to the Consolidated Financial Statements.

Net Income Attributable to Common Shareowners from Continuing Operations

(dollars in millions, except per share amounts)	2014	2013	2012
Net income attributable to common shareowners from continuing operations	$6,220	$5,686	$4,847
Diluted earnings per share from continuing operations	$6.82	$6.21	$5.35
To help mitigate the volatility of foreign currency exchange rates on our operating results, we maintain foreign currency hedging programs, the majority of which are entered into by Pratt & Whitney Canada (P&WC). Foreign currency, including hedging at P&WC, did not result in any impact on earnings per diluted share in 2014 or 2013. In 2012, foreign currency generated a net adverse impact on our operational results of $0.17 per diluted share. For additional discussion of foreign currency exposure, see "Market Risk and Risk Management—Foreign Currency Exposures."
Net income attributable to common shareowners from continuing operations in 2014 includes restructuring charges, net of tax benefit, of $247 million as well as a net benefit from infrequently occurring items, net of tax expense, of $122 million. The effect of restructuring charges on diluted earnings per share for 2014 was a charge of $0.27 per share, which was offset by a net benefit from infrequently occurring items of $0.13 per share.
Net Income Attributable to Common Shareowners from Discontinued Operations

(dollars in millions, except per share amounts)	2014	2013	2012
Net income attributable to common shareowners from discontinued operations	$—	$35	$283
Diluted earnings per share from discontinued operations	$—	$0.04	$0.31
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
RESTRUCTURING COSTS

(dollars in millions)	2014	2013	2012
Restructuring costs	$368	$479	$614
Restructuring actions are an essential component of our operating margin improvement efforts and relate to both existing operations and those recently acquired. Charges generally relate to severance incurred on workforce reductions and asset write-downs, facility exit and lease termination costs associated with the consolidation of field and manufacturing operations. We expect to incur additional restructuring costs in 2015 of approximately $300 million, including trailing costs related to prior actions associated with our continuing cost reduction efforts and the integration of acquisitions. The expected adverse impact on earnings in 2015 from anticipated additional restructuring costs is expected to be offset by the beneficial impact from gains and other items that are outside the normal operating activities of the business. Although no specific plans for significant actions have been finalized at this time, we continue to closely monitor the economic environment and may undertake further restructuring actions to keep our cost structure aligned with the demands of the prevailing market conditions.
2014 Actions. During 2014, we recorded net pre-tax restructuring charges of $345 million relating to ongoing cost reduction actions initiated in 2014. We are targeting to complete in 2015 the majority of the remaining workforce and facility related cost reduction actions initiated in 2014. Approximately 75% of the total pre-tax charge will require cash payments, which we have funded and expect to continue to fund with cash generated from operations. During 2014, we had cash outflows of approximately $147 million related to the 2014 actions. We expect to incur additional restructuring and other charges of $138 million to complete these actions. We expect recurring pre-tax savings to increase over the two-year period subsequent to initiating the actions to approximately $290 million annually, of which, approximately $60 million was realized in 2014.
2013 Actions. During 2014 and 2013, we recorded net pre-tax restructuring charges of $29 million and $421 million, respectively, for actions initiated in 2013. We are targeting to complete in 2015 the majority of the remaining workforce and all facility related cost reduction actions initiated in 2013. Approximately 80% of the total pre-tax charge will require cash payments, which we have and expect to continue to fund with cash generated from operations. During 2014, we had cash outflows of approximately $151 million related to the 2013 actions. We expect to incur additional restructuring charges of $18 million to complete these actions. We expect recurring pre-tax savings to increase over the two-year period subsequent to initiating the actions to approximately $425 million annually.

For additional discussion of restructuring, see Note 13 to the Consolidated Financial Statements.
SEGMENT REVIEW

	Net Sales			Operating Profits			Operating Profit Margin
(dollars in millions)	2014	2013	2012	2014	2013	2012	2014	2013	2012
Otis	$12,982	$12,484	$12,056	$2,640	$2,590	$2,512	20.3%	20.7%	20.8%
UTC Climate, Controls & Security	16,823	16,809	17,090	2,782	2,590	2,425	16.5%	15.4%	14.2%
Pratt & Whitney	14,508	14,501	13,964	2,000	1,876	1,589	13.8%	12.9%	11.4%
UTC Aerospace Systems	14,215	13,347	8,334	2,355	2,018	944	16.6%	15.1%	11.3%
Sikorsky	7,451	6,253	6,791	219	594	712	2.9%	9.5%	10.5%
Total segment	65,979	63,394	58,235	9,996	9,668	8,182	15.2%	15.3%	14.0%
Eliminations and other	(879)	(768)	(527)	261	22	(72)
General corporate expenses	—	—	—	(488)	(481)	(426)
Consolidated	$65,100	$62,626	$57,708	$9,769	$9,209	$7,684	15.0%	14.7%	13.3%
Commercial Businesses
The financial performance of our commercial businesses can be influenced by a number of external factors including fluctuations in residential and commercial construction activity, regulatory changes, interest rates, labor costs, foreign currency exchange rates, customer attrition, raw material and energy costs, credit markets and other global and political factors. UTC Climate, Controls & Security's financial performance can also be influenced by production and utilization of transport equipment, and for its residential business, weather conditions. Geographic and industry diversity across the commercial businesses help to balance the impact of such factors on our consolidated operating results, particularly in the face of uneven economic growth. Worldwide economic conditions were generally favorable for Otis in 2014, compared with 2013, with strong new equipment order growth rates in North America (39%), in South Asia (28%) due to a large order in Singapore, and in China (5%), partially offset by lower new equipment orders in the Middle East (30%). New equipment orders in Europe were consistent with order levels in 2013. Within the UTC Climate, Controls & Security segment, global commercial HVAC orders increased (1%), while U.S. fire and safety product orders increased (12%).
Total commercial business sales generated outside the U.S., including U.S. export sales were 69% and 70% in 2014 and 2013, respectively. The following table shows sales generated outside the U.S., including U.S. export sales, for each of the commercial business segments:

	2014	2013
Otis	81%	82%
UTC Climate, Controls & Security	59%	61%
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

				Total Increase (Decrease) Year-Over-Year for:
(dollars in millions)	2014	2013	2012	2014 Compared with 2013		2013 Compared with 2012
Net Sales	$12,982	$12,484	$12,056	$498	4%	$428	4%
Cost of Sales	8,756	8,345	8,008	411	5%	337	4%
	4,226	4,139	4,048
Operating Expenses and Other	1,586	1,549	1,536
Operating Profits	$2,640	$2,590	$2,512	$50	2%	$78	3%

	Factors Contributing to Total % Increase (Decrease) Year-Over-Year in:
	2014			2013
	Net Sales	Cost of Sales	Operating Profits	Net Sales	Cost of Sales	Operating Profits
Organic / Operational	6%	7%	4%	3%	5%	(1)%
Foreign currency translation	(2)%	(2)%	(2)%	—	—	—
Acquisitions and divestitures, net	—	—	—	1%	—	—
Restructuring costs	—	—	—	—	(1)%	3%
Other	—	—	—	—	—	1%
Total % change	4%	5%	2%	4%	4%	3%
2014 Compared with 2013
Organic sales increased (6%) due to higher new equipment sales primarily in China (2%), the Americas (1%), Europe (1%) and the Middle East (1%). Service sales growth in the Americas and China (combined 1%), was offset by declines in Europe (1%).
Operational profit increased (4%) due primarily to higher new equipment contribution (6%) partially offset by a decrease in service contribution (1%), due primarily to continued pricing pressures in Europe, and higher overhead expenses (2%) in connection with continued investment in emerging markets.
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
UTC Climate, Controls & Security is the leading provider of HVAC and refrigeration solutions, including controls for residential, commercial, industrial and transportation applications. These products and services are sold under the Carrier name and other brand names to building contractors and owners, homeowners, transportation companies, retail stores and food service companies. UTC Climate, Controls & Security is also a global provider of security and fire safety products and services. UTC Climate, Controls & Security provides electronic security products such as intruder alarms, access control systems and video surveillance systems, and designs and manufactures a wide range of fire safety products including specialty hazard detection and fixed suppression products, portable fire extinguishers, fire detection and life safety systems, and other firefighting equipment. Services provided to the electronic security and fire safety industries include systems integration, video surveillance, installation, maintenance, and inspection. In certain markets, UTC Climate, Controls & Security also provides monitoring and response services to complement its electronic security and fire safety businesses. Through its venture with Watsco, Inc., UTC Climate, Controls & Security distributes Carrier, Bryant, Payne and Totaline residential and light commercial HVAC products in the U.S. and selected territories in the Caribbean and Latin America. UTC Climate, Controls & Security sells directly to end customers and through manufacturers’ representatives, distributors, wholesalers, dealers and retail outlets. Certain of UTC Climate, Controls & Security’s HVAC businesses are seasonal and can be impacted by weather. UTC Climate, Controls & Security customarily offers its customers incentives to purchase products to ensure an adequate supply in the distribution channels. The principal incentive program provides reimbursements to distributors for offering promotional pricing on UTC Climate, Controls & Security products. We account for incentive payments made as a reduction in sales. UTC Climate, Controls & Security products and services are used by governments, financial institutions, architects, building owners and developers, security and fire consultants, homeowners and other end-users requiring a high level of security and fire protection for their businesses and residences. UTC Climate, Controls & Security provides its security and fire safety products and services under Chubb, Kidde and other brand names, and sells directly to customers as well as through manufacturer representatives, distributors, dealers and U.S. retail distribution.

				Total Increase (Decrease) Year-Over-Year for:
(dollars in millions)	2014	2013	2012	2014 Compared with 2013		2013 Compared with 2012
Net Sales	$16,823	$16,809	$17,090	$14	—	$(281)	(2)%
Cost of Sales	11,707	11,918	12,316	(211)	(2)%	(398)	(3)%
	5,116	4,891	4,774
Operating Expenses and Other	2,334	2,301	2,349
Operating Profits	$2,782	$2,590	$2,425	$192	7%	$165	7%

	Factors Contributing to Total % Increase (Decrease) Year-Over-Year in:
	2014			2013
	Net Sales	Cost of Sales	Operating Profits	Net Sales	Cost of Sales	Operating Profits
Organic / Operational	3%	1%	11%	1%	—	9%
Foreign currency translation	(1)%	(1)%	(1)%	—	—	—
Acquisitions and divestitures, net	(2)%	(2)%	—	(3)%	(3)%	—
Restructuring costs	—	—	(1)%	—	—	2%
Other	—	—	(2)%	—	—	(4)%
Total % change	—	(2)%	7%	(2)%	(3)%	7%
2014 Compared with 2013
The organic sales increase (3%) for the year primarily reflects growth in Americas (2%) driven by the U.S. residential HVAC and fire safety products businesses, and growth in refrigeration (1%) driven by the transport refrigeration business. The decrease in "Acquisitions and divestitures, net" (2%) reflects the year over year impact of divestitures completed in the preceding twelve months associated with UTC Climate, Controls & Security's portfolio transformation.
The 11% operational profit increase was driven by favorable volume and price (combined 5%), the benefits of previous restructuring actions and cost productivity (combined 2%), favorable commodity costs (2%) and higher equity income (2%). The 2% decrease in "Other" primarily reflects net year-over-year impact from UTC Climate, Controls & Security's portfolio transformation.
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
Aerospace Businesses
The financial performance of Pratt & Whitney, UTC Aerospace Systems and Sikorsky is directly tied to the economic conditions of the commercial aerospace and defense aerospace industries. In particular, Pratt & Whitney experiences intense competition for new commercial airframe/engine combinations. Engine suppliers may offer substantial discounts and other financial incentives, performance and operating cost guarantees, and participate in financing arrangements, in an effort to compete for the aftermarket associated with these engine sales. These OEM engine sales may result in losses on the engine sales, which economically are recovered through the sales and profits generated over the engine's maintenance cycle. At times, the aerospace businesses also enter into development programs and firm fixed-price development contracts, which may require the company to bear cost overruns related to unforeseen technical and design challenges that arise during the development stage of the program. Customer selections of engines and components can also have a significant impact on later sales of parts and service. Predicted traffic levels, load factors, worldwide airline profits, general economic activity and global defense spending have been reliable indicators for new aircraft and aftermarket orders within the aerospace industry. Spare part sales and aftermarket service trends are affected by many factors, including usage, technological improvements, pricing, regulatory changes and the retirement of older aircraft. Our commercial aftermarket businesses continue to evolve as an increasing proportion of our aerospace businesses' customers are covered under Fleet Management Programs (FMPs). FMPs are comprehensive long-term spare part and maintenance agreements with our customers. We expect a continued shift to FMPs in lieu of transactional spare part sales as new engines enter customers' fleets on FMP and legacy fleets are retired. Performance in the general aviation sector is closely tied to the overall health of the economy and is generally positively correlated to corporate profits. In 2014, as compared with 2013, commercial aerospace aftermarket sales at Pratt & Whitney increased 5% on growth within the IAE business. UTC Aerospace Systems' commercial aerospace aftermarket sales increased 9% on strong spares sales.
Our long-term aerospace contracts are subject to strict safety and performance regulations which can affect our ability to estimate costs precisely. Contract cost estimation for the development of complex projects, in particular, requires management to make significant judgments and assumptions regarding the complexity of the work to be performed, availability of materials, the performance by subcontractors, the timing of funding from customers and the length of time to complete the contract. As a result, we review and update our cost estimates on significant contracts on a quarterly basis, and no less frequently than annually for all others, and when circumstances change and warrant a modification to a previous estimate. Changes in estimates relate to the current period impact of revisions to total estimated contract sales and costs at completion. We record changes in contract estimates using the cumulative catch-up method in accordance with the Revenue Recognition Topic of the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC). Operating profits included significant net unfavorable changes in aerospace contract estimates of approximately $240 million in 2014 driven by the unfavorable impact of the revision in estimate on the Cyclone helicopter program for the Canadian Government of $438 million discussed above in the "Business Overview," partially offset by several net favorable contract adjustments recorded throughout the year largely at the Pratt & Whitney segment. In accordance with our revenue recognition policy, losses, if any, on long-term contracts are provided for when anticipated. Loss provisions on OEM contracts are recognized to the extent that estimated inventoriable manufacturing, engineering, product warranty and product performance guarantee costs, as appropriate, exceed the projected revenue from the products contemplated under the contractual arrangement.
The commercial airline industry was strong throughout 2014 benefiting from traffic growth and lower fuel costs. Airline traffic growth rates, as measured by revenue passenger miles (RPMs) grew approximately 6% in the first eleven months of 2014, as compared with 2013, while jet fuel costs have declined more than 40% relative to prices one year ago in all geographic regions. Pratt & Whitney continues to develop five separate geared turbofan platforms and is building capacity to meet demand for new engines which are fuel efficient and have reduced noise levels and exhaust emissions. Falling oil prices may reduce demand for commercial helicopters by deep-water oil and gas exploration customers around the world.
U.S. Government deficit reduction measures continue to pressure the U.S. Department of Defense spending and adversely affect our military business. Total sales to the U.S. Government of $9.6 billion in 2014, $9.9 billion in 2013, and $10.1 billion in 2012 were 15%, 16% and 18% of total UTC sales in 2014, 2013 and 2012, respectively. The defense portion of our aerospace business is affected by changes in market demand and the global political environment. Our participation in long-term production and development programs for the U.S. Government has contributed positively to our results in 2014 and is expected to continue to benefit results in 2015.
Pratt & Whitney is among the world's leading suppliers of aircraft engines for the commercial, military, business jet and general aviation markets. Pratt & Whitney also provides fleet management services and aftermarket maintenance, repair and overhaul services, including the sale of spare parts for large commercial and military engines. Pratt & Whitney produces families of engines for wide and narrow-body and large regional aircraft in the commercial market, and for fighter and transport aircraft in the military market. P&WC is a world leader in the production of engines powering general and business aviation, as well as regional airline, utility and military airplanes and helicopters, and also provides fleet management services and aftermarket maintenance, repair and overhaul services, including the sale of spare parts for such engines. Pratt & Whitney's products are sold principally to aircraft manufacturers, airlines and other aircraft operators, aircraft leasing companies, and the U.S. and foreign governments. Pratt & Whitney's products and services must adhere to strict regulatory and market-driven safety and performance standards. The frequently changing nature of these standards, along with the long duration of aircraft engine development, production and support programs, creates uncertainty regarding engine program profitability.
The development of new engines and improvements to current production engines present important growth opportunities. Pratt & Whitney is under contract with the U.S. Government's F-35 Joint Program Office to develop, produce and sustain the F135 engine, to power the single-engine F-35 Lightning II aircraft being developed by Lockheed Martin. In addition, Pratt & Whitney is currently developing technology, including the PurePower PW1000G Geared TurboFan engine, intended to enable it to power both currently-proposed and future aircraft. PurePower PW1000G engine models have been selected by Airbus as a new engine option to power its A320neo family of aircraft, by Bombardier to power the new CSeries passenger aircraft, by Mitsubishi Aircraft Corporation to power the new Mitsubishi Regional Jet, by Irkut Corporation to power the Irkut MC-21 passenger aircraft, and by Embraer to power the next generation of the E-Jet family of aircraft. The CSeries passenger aircraft are scheduled to enter into service in 2015. The Mitsubishi Regional Jet and the Irkut MC-21 are both scheduled to enter into service in 2017, and Embraer's E-Jet family of aircraft is scheduled to enter service in 2018. On October 14, 2014, Gulfstream announced the selection of the PurePower PW800 engine to exclusively power Gulfstream's new G500 and G600 business jets, which are scheduled to enter service in 2018. On December 19, 2014, the geared turbofan engine completed Federal Aviation Agency certification for the Airbus A320neo platform and remains on schedule to enter into service in the fourth quarter of 2015. The success of these aircraft and the PurePower family of engines is dependent upon many factors including technological accomplishments, aircraft demand, and regulatory approval. Based on these factors, as well as the level of success of aircraft program launches by aircraft manufacturers and other conditions, additional investment in the PurePower program may be required. P&WC has developed or is developing the PW210 engine family for helicopters manufactured by Sikorsky, AgustaWestland and Airbus Helicopters. Pratt & Whitney continues to enhance its programs through performance improvement measures and product base expansion.
In view of the risks and costs associated with developing new engines, Pratt & Whitney has entered into collaboration arrangements in which sales, costs and risks are shared. At December 31, 2014, the interests of third party participants in Pratt & Whitney-directed commercial jet engine programs ranged from 14% to 49%. In addition, Pratt & Whitney has interests in other engine programs, including a 50% ownership interest in the Engine Alliance (EA), a joint venture with GE Aviation, which markets and manufactures the GP7000 engine for the Airbus A380 aircraft. Pratt & Whitney has entered into risk and revenue sharing arrangements with third parties for 40% of the products and services that Pratt & Whitney is responsible for providing to the EA. Pratt & Whitney accounts for its interests in the EA joint venture under the equity method of accounting. Pratt & Whitney holds a 61% net program share interest in the IAE International Aero Engines AG (IAE) collaboration with MTU Aero Engines (MTU) and Japanese Aero Engines Corporation (JAEC) and a 49.5% ownership interest in IAE. Pratt & Whitney continues to pursue additional collaboration partners.

				Total Increase (Decrease) Year-Over-Year for:
(dollars in millions)	2014	2013	2012	2014 Compared with 2013		2013 Compared with 2012
Net Sales	$14,508	$14,501	$13,964	$7	—	$537	4%
Cost of Sales	10,926	11,148	10,600	(222)	(2)%	548	5%
	3,582	3,353	3,364
Operating Expenses and Other	1,582	1,477	1,775
Operating Profits	$2,000	$1,876	$1,589	$124	7%	$287	18%

	Factors Contributing to Total % Increase (Decrease) Year-Over-Year in:
	2014			2013
	Net Sales	Cost of Sales	Operating Profits	Net Sales	Cost of Sales	Operating Profits
Organic* / Operational*	2%	—	6%	2%	3%	13%
Foreign currency (including P&WC net hedging)*	(1)%	(1)%	2%	—	—	—
Acquisitions and divestitures, net	(1)%	(1)%	(1)%	2%	2%	1%
Restructuring costs	—	—	5%	—	—	(4)%
Other	—	—	(5)%	—	—	8%
Total % change	—	(2)%	7%	4%	5%	18%

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

2014 Compared with 2013
The organic sales increase (2%) primarily reflects higher commercial aftermarket volume (2%) and higher spares volume at Pratt & Whitney Canada (1%), offset by lower military sales volume (1%). Sales decreased (1%) as a result of the divestiture of Pratt & Whitney Power Systems in 2013 (2%), offset by the acquisition of a majority interest in a joint venture in 2014 (1%).
Pratt & Whitney's operating profit benefited from lower pension costs and restructuring savings across its businesses. The operating profit increase (6%) was due to the net volume increase and sales mix (9%), mentioned above, and favorable contract performance (3%), partially offset by higher research and development costs (4%) and lower contract termination benefits (1%). Operating profit decreased (1%) as a result of the divestiture of Pratt & Whitney Power Systems in 2013. "Other"

reflects the impairment of assets related to a joint venture (1%) and the absence of the gain on the sale of Pratt & Whitney Power Systems (10%), offset by fair value adjustments related to the acquisition of a majority interest in a joint venture (4%) and higher intellectual property sales (2%).
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
UTC Aerospace Systems is a leading global provider of technologically advanced aerospace products and aftermarket service solutions for aircraft manufacturers, airlines, regional, business and general aviation markets, military, space and undersea operations. UTC Aerospace Systems’ product portfolio includes electric power generation, power management and distribution systems, air data and flight sensing and management systems, engine control systems, electric systems, intelligence, surveillance and reconnaissance systems, engine components, environmental control systems, fire and ice detection and protection systems, propeller systems, aircraft aerostructures including engine nacelles, thrust reversers, and mounting pylons, interior and exterior aircraft lighting, aircraft seating and cargo systems, actuation systems, landing systems, including landing gears, wheels and brakes, and space products and subsystems. Aftermarket services include spare parts, overhaul and repair, engineering and technical support and fleet management solutions. UTC Aerospace Systems sells aerospace products to aircraft manufacturers, airlines and other aircraft operators, the U.S. and foreign governments, maintenance, repair and overhaul providers, and independent distributors.

				Total Increase (Decrease) Year-Over-Year for:
(dollars in millions)	2014	2013	2012	2014 Compared with 2013		2013 Compared with 2012
Net Sales	$14,215	$13,347	$8,334	$868	7%	$5,013	60%
Cost of Sales	10,192	9,534	6,090	658	7%	3,444	57%
	4,023	3,813	2,244
Operating Expenses and Other	1,668	1,795	1,300
Operating Profits	$2,355	$2,018	$944	$337	17%	$1,074	114%

	Factors Contributing to Total % Increase (Decrease) Year-Over-Year in:
	2014			2013
	Net Sales	Cost of Sales	Operating Profits	Net Sales	Cost of Sales	Operating Profits
Organic / Operational	6%	7%	15%	4%	2%	37%
Foreign currency translation	1%	—	—	—	—	1%
Acquisitions and divestitures, net	—	—	—	56%	55%	74%
Restructuring costs	—	—	1%	—	—	2%
Other	—	—	1%	—	—	—
Total % change	7%	7%	17%	60%	57%	114%
2014 Compared with 2013
The organic sales growth (6%) primarily reflects an increase in commercial aerospace OEM and commercial aftermarket sales volumes (6%).

The organic increase in operational profit (15%) primarily reflects the profit contribution from higher commercial OEM and aftermarket sales volumes (10%), lower selling, general and administrative expenses including lower pension expense (5%), and the favorable impact of a customer contract settlement (2%), partially offset by higher research and development costs (2%).
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
Current major production programs at Sikorsky include the UH-60M Black Hawk medium-transport helicopters and HH-60M Medevac helicopters for the U.S. and foreign governments, the S-70 Black Hawk for foreign governments, the MH-60S helicopter for the U.S. Navy and the MH-60R helicopter for the U.S. and foreign navies, the S-70B Naval Hawk for foreign naval missions, and the S-76 and S-92 helicopters for commercial operations. In July 2012, the U.S. Government and Sikorsky signed a five-year multi-service contract for approximately 650 H-60 helicopters. Actual production quantities will be determined year-by-year over the life of the program based on funding allocations set by Congress and the U.S. Department of Defense acquisition priorities, as well as the U.S. Foreign Military Sales program. Sikorsky is also developing the CH-53K next generation heavy lift helicopter for the U.S. Marine Corps, the VH-92A helicopter for the U.S. Marine One transport mission, the HH-60W combat rescue helicopter for the U.S. Air Force and, as more fully discussed in the "Business Overview" section of Management's Discussion and Analysis above, the Cyclone helicopter, for the Canadian Government.
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

				Total Increase (Decrease) Year-Over-Year for:
(dollars in millions)	2014	2013	2012	2014 Compared with 2013		2013 Compared with 2012
Net Sales	$7,451	$6,253	$6,791	$1,198	19%	$(538)	(8)%
Cost of Sales	6,759	5,141	5,643	1,618	31%	(502)	(9)%
	692	1,112	1,148
Operating Expenses and Other	473	518	436
Operating Profits	$219	$594	$712	$(375)	(63)%	$(118)	(17)%

	Factors Contributing to Total % Increase (Decrease) Year-Over-Year in:
	2014			2013
	Net Sales	Cost of Sales	Operating Profits	Net Sales	Cost of Sales	Operating Profits
Organic / Operational	6%	7%	9%	(8)%	(9)%	(16)%
Restructuring costs	—	—	6%	—	—	—
Other	13%	24%	(78)%	—	—	(1)%
Total % change	19%	31%	(63)%	(8)%	(9)%	(17)%
2014 Compared with 2013
The organic sales increase (6%) reflects higher international military aircraft (9%), commercial aircraft (3%) and development program sales volumes (2%), partially offset by lower U.S. Government aircraft sales (5%) and lower aftermarket sales (2%). "Other" reflects a cumulative adjustment through the second quarter of 2014 to record $830 million in sales and $1,268 million in cost of sales based upon the change in estimate for the amended arrangements signed with the Canadian Government for the Cyclone helicopter program.
The operational profit increase (9%) is driven by increased international military volume (16%), higher commercial aircraft profitability (7%), and lower research and development spending (4%). These increases were partially offset by lower U.S. Government aircraft volume (10%) and aftermarket volumes (6%). Development program profitability declined (3%) primarily due to net unfavorable contract adjustments. "Other" reflects a cumulative adjustment to record $438 million in losses based upon the change in estimate for the Amended Arrangements signed with the Canadian Government for the Cyclone helicopter program and an approximately $28 million charge for the impairment of a Sikorsky joint venture investment.
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
Eliminations and other

	Net Sales			Operating Profits
(dollars in millions)	2014	2013	2012	2014	2013	2012
Eliminations and other	$(879)	$(768)	$(527)	$261	$22	$(72)
General corporate expenses	—	—	—	(488)	(481)	(426)
Eliminations and other reflects the elimination of sales, other income and operating profit transacted between segments, as well as the operating results of certain smaller businesses. The change in sales in 2014, as compared with 2013, reflects an increase in the amount of inter-segment sales eliminations between our aerospace business segments. The change in the operating profit elimination in 2014, as compared with 2013, reflects lower divestiture costs in 2014 and an approximately $220 million gain on an agreement with a state taxing authority for the monetization of tax credits.
The change in sales in 2013, as compared with 2012, reflects an increase in the amount of inter-segment sales eliminations due to our acquisition of Goodrich. The change in the operating profit elimination in 2013, as compared with 2012, primarily reflects the benefit of lower acquisition and divestiture costs of approximately $70 million.

LIQUIDITY AND FINANCIAL CONDITION

(dollars in millions)	2014	2013
Cash and cash equivalents	$5,235	$4,619
Total debt	19,794	20,241
Net debt (total debt less cash and cash equivalents)	14,559	15,622
Total equity	32,564	33,219
Total capitalization (total debt plus total equity)	52,358	53,460
Net capitalization (total debt plus total equity less cash and cash equivalents)	47,123	48,841
Total debt to total capitalization	38%	38%
Net debt to net capitalization	31%	32%
We assess our liquidity in terms of our ability to generate cash to fund our operating, investing and financing activities. Our principal source of liquidity is operating cash flows from continuing operations, which, after netting out capital expenditures, we target to equal or exceed net income attributable to common shareowners from continuing operations. For

2015, we expect this to approximate 90% to 100% of net income attributable to common shareowners from continuing operations. In addition to operating cash flows, other significant factors that affect our overall management of liquidity include: capital expenditures, customer financing requirements, investments in businesses, dividends, common stock repurchases, pension funding, access to the commercial paper markets, adequacy of available bank lines of credit, and the ability to attract long-term capital at satisfactory terms.
The overall global economic outlook is mixed, with modest growth continuing in the global economy. Commercial aviation and commercial construction are experiencing solid growth in North America. Growth in Europe remains modest, despite recent strengthening in the United Kingdom and moderate growth in Germany and France. Asia continues to be paced by China with strong but slowing growth, while the remainder of the region is seeing slow to moderate growth.
Our domestic pension funds experienced a positive return on assets of approximately 10% during 2014.  Approximately 88% of these domestic pension plans are invested in readily-liquid investments, including equity, fixed income, asset-backed receivables and structured products. The balance of these domestic pension plans (12%) is invested in less-liquid but market-valued investments, including real estate and private equity. Across our global pension plans, the impact of lower discount rates and the adoption of new mortality tables in the U.S. and Canada, partially offset by the absence of prior pension investment losses and positive returns experienced during 2014, will result in increased pension expense in 2015 of approximately $275 million as compared to 2014.
Our strong debt ratings and financial position have historically enabled us to issue long-term debt at favorable market rates. Our ability to obtain debt financing at comparable risk-based interest rates is partly a function of our existing debt-to-total-capitalization level as well as our credit standing.
On April 1, 2014, we redeemed all remaining outstanding 2016 Goodrich 6.290% notes, representing approximately $188 million in aggregate principal, under our redemption notice issued on February 28, 2014. During 2013, we repaid approximately $1,698 million of Goodrich and UTC notes bearing interest at rates ranging from 1.200% to 6.290%, with original maturity dates ranging from 2015 to 2021, under previously disclosed redemptions and tender offers.
In 2012, we approved plans for the divestiture of a number of non-core businesses, which were completed with the sale of Rocketdyne on June 14, 2013. In 2013, business dispositions included the sale of the legacy Goodrich pumps and engine controls business, the sale of the legacy Goodrich electric power systems business and the sale of Pratt & Whitney Power Systems. Cash generated from these divestitures was used to repay debt incurred to finance the Goodrich acquisition. Tax payments related to discontinued operations, primarily the December 2012 sale of the legacy Hamilton Sundstrand Industrial businesses, were approximately $640 million in 2013.
At December 31, 2014, we had revolving credit agreements with various banks permitting aggregate borrowings of up to $4.35 billion pursuant to a $2.20 billion revolving credit agreement and a $2.15 billion multicurrency revolving credit agreement, both of which expire in May 2019. As of December 31, 2014 and 2013, there were no borrowings under either of these revolving credit agreements. The undrawn portions of our revolving credit agreements are also available to serve as backup facilities for the issuance of commercial paper. As of December 31, 2014, our maximum commercial paper borrowing authority was $4.35 billion. We generally use our commercial paper borrowings for general corporate purposes, including the funding of potential acquisitions and repurchases of our common stock.
We continue to have access to the commercial paper markets and our existing credit facilities, and expect to continue to generate strong operating cash flows. While the impact of market volatility cannot be predicted, we believe we have sufficient operating flexibility, cash reserves and funding sources to maintain adequate amounts of liquidity and to meet our future operating cash needs.
At December 31, 2014, over 80% of our cash was held by UTC's foreign subsidiaries, due to our extensive international operations. We manage our worldwide cash requirements by reviewing available funds among the many subsidiaries through which we conduct our business and the cost effectiveness with which those funds can be accessed. The repatriation of cash balances from certain of our subsidiaries could have adverse tax consequences or be subject to capital controls; however, those balances are generally available without legal restrictions to fund ordinary business operations. As discussed in Note 11, with few exceptions, U.S. income taxes have not been provided on undistributed earnings of international subsidiaries. Our intention is to reinvest these earnings permanently or to repatriate the earnings only when it is tax effective to do so.
We continue to be involved in litigation with the German Tax Office in the German Tax Court with respect to certain tax benefits that we have claimed related to a 1998 reorganization of the corporate structure of Otis operations in Germany. We may be required to make payments of approximately $350 million in 2015. See Note 17 for a further discussion of this German tax litigation.

On occasion, we are required to maintain cash deposits with certain banks with respect to contractual obligations related to acquisitions or divestitures or other legal obligations. As of December 31, 2014 and 2013, the amount of such restricted cash was approximately $255 million and $47 million, respectively.
We believe our future operating cash flows will be sufficient to meet our future operating cash needs. Further, our ability to obtain debt or equity financing, as well as the availability under committed credit lines, provides additional potential sources of liquidity should they be required or appropriate.

Cash Flow—Operating Activities of Continuing Operations

(dollars in millions)	2014	2013	2012
Net cash flows provided by operating activities of continuing operations	$7,336	$7,505	$6,605
2014 Compared with 2013
Cash generated from operating activities of continuing operations in 2014 was $169 million lower than 2013. Income from continuing operations and noncash deferred income tax provision and depreciation and amortization charges were $769 million higher than 2013. The 2014 cash outflows for working capital were primarily driven by increases in inventory to support deliveries and other contractual commitments across all businesses. Reductions in accounts receivable in our aerospace businesses, driven primarily by accelerated customer collections and selected factoring primarily at Pratt & Whitney, were largely offset by increases in accounts receivable in our commercial businesses. Increases in accounts payable and accrued liabilities in our aerospace businesses, primarily related to customer advances at Pratt & Whitney, were largely offset by reductions in accounts payable and accrued liabilities in our commercial businesses. For 2013, cash outflows for working capital were similarly driven by increases in inventory to support deliveries and other contractual commitments, partially offset by increases in accounts payable and accrued liabilities, and increases in customer advances primarily related to contracts in progress at Otis and commercial aircraft orders at Sikorsky.
The funded status of our defined benefit pension plans is dependent upon many factors, including returns on invested assets, the level of market interest rates and actuarial mortality assumptions. We can contribute cash or UTC shares to our plans at our discretion, subject to applicable regulations. Total cash contributions to our global defined benefit pension plans were $517 million, $108 million and $430 million during 2014, 2013 and 2012, respectively. As of December 31, 2014, the total investment by the global defined benefit pension plans in our securities was approximately 3% of total plan assets. Although our domestic defined benefit pension plans are approximately 88% funded on a projected benefit obligation basis as of December 31, 2014, and we are not required to make additional contributions through the end of 2019, we may elect to make discretionary contributions in 2015. We expect to make total contributions of approximately $350 million to our global defined benefit pension plans in 2015, including discretionary contributions of approximately $200 million to our domestic plans. Contributions to our global defined benefit pension plans in 2015 are expected to meet or exceed the current funding requirements.
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
Cash Flow—Investing Activities of Continuing Operations

(dollars in millions)	2014	2013	2012
Net cash flows used in investing activities of continuing operations	$(2,305)	$(1,464)	$(18,795)

2014 Compared with 2013
Cash flows used in investing activities of continuing operations for 2014 primarily reflect capital expenditures of approximately $1.7 billion and payments related to our collaboration intangible assets and contractual rights to provide product on new aircraft platforms of approximately $800 million. Cash flows used in investing activities of continuing operations for 2013 primarily reflect the net proceeds of approximately $1.6 billion from business dispositions, offset by capital expenditures of approximately $1.7 billion and payments related to our collaboration intangible assets and contractual rights to provide product on new aircraft platforms of approximately $930 million. Business dispositions in 2013 included the sale of the legacy Goodrich pumps and engine controls business, the sale of the legacy Goodrich electric power systems business and the sale of Pratt & Whitney Power Systems.
In 2014, we increased our collaboration intangible assets by approximately $593 million, of which $312 million represented payments made under our 2012 agreement to acquire Rolls-Royce's ownership and collaboration interests in IAE. Capital expenditures for 2014 primarily relate to investments in new programs at Pratt & Whitney and UTC Aerospace Systems, as well as continuing Goodrich integration activities at UTC Aerospace Systems. Cash investments in businesses in 2014 were approximately $402 million, and included the acquisition of the majority interest in a Pratt & Whitney joint venture and a number of small acquisitions, primarily in our commercial businesses. We expect total cash investments for acquisitions in 2015 to be approximately $1 billion. However, actual acquisition spending may vary depending upon the timing, availability and appropriate value of acquisition opportunities. We expect capital expenditures in 2015 to be approximately $1.7 billion.
Customer financing activities were a net source of cash of $129 million in 2014 and a net use of cash of $135 million in 2013. While we expect that 2015 customer financing activity will be a net use of funds, actual funding is subject to usage under existing customer financing commitments during the year. We may also arrange for third-party investors to assume a portion of our commitments. At December 31, 2014, we had commercial aerospace financing and other contractual commitments of approximately $11.3 billion related to commercial aircraft and certain contractual rights to provide product on new aircraft platforms, of which as much as $1.3 billion may be required to be disbursed during 2015. As discussed in Note 1 to the Consolidated Financial Statements, we have entered into certain collaboration arrangements, which may include participation by our collaborators in these commitments. At December 31, 2014, our collaborators' share of these commitments was approximately $2.8 billion of which as much as $370 million may be required to be disbursed to us during 2015. Refer to Note 5 to the Consolidated Financial Statements for additional discussion of our commercial aerospace industry assets and commitments.
2013 Compared with 2012
Cash flows used in investing activities of continuing operations for 2013 primarily reflect the net proceeds of approximately $1.6 billion from business dispositions, offset by capital expenditures of approximately $1.7 billion and payments related to our collaboration intangible assets and contractual rights to provide product on new aircraft platforms of approximately $930 million. Business dispositions in 2013 included the sale of the legacy Goodrich pumps and engine controls business, the sale of the legacy Goodrich electric power systems business and the sale of Pratt & Whitney Power Systems.
Cash flows used in investing activities of continuing operations in 2012 were primarily a result of net cash payments of approximately $17.3 billion related to the Goodrich acquisition, the acquisition of Rolls-Royce's ownership and collaboration interests in IAE and the license of Rolls-Royce's V2500 intellectual property to Pratt & Whitney.
Investments in businesses during 2013 were $151 million and included a number of small acquisitions in our commercial and aerospace businesses. Capital expenditures in 2013 increased approximately $300 million, primarily related to investments in new programs at Pratt & Whitney and UTC Aerospace Systems, as well as continuation of Goodrich integration activities at UTC Aerospace Systems. Customer financing activities were a net use of cash of $135 million and $25 million in 2013 and 2012, respectively.
Cash Flow—Financing Activities of Continuing Operations

(dollars in millions)	2014	2013	2012
Net cash flows (used in) provided by financing activities of continuing operations	$(4,259)	$(5,940)	$8,021
2014 Compared with 2013
The timing and levels of certain cash flow activities, such as acquisitions and repurchases of our stock, have resulted in the issuance of both long-term and short-term debt. Commercial paper borrowings and revolving credit facilities provide short-term liquidity to supplement operating cash flows and are used for general corporate purposes, including the funding of potential acquisitions and repurchases of our stock. At December 31, 2014, we had no commercial paper outstanding. We had $200 million of commercial paper outstanding at December 31, 2013.
At December 31, 2014, management had authority to repurchase approximately 37.8 million shares under the share repurchase program announced on February 4, 2013. Under this program, shares may be purchased on the open market, in privately negotiated transactions, under accelerated share repurchase programs, and under plans complying with Rules 10b5-1 and 10b-18 under the Securities Exchange Act of 1934, as amended. We may also reacquire shares outside of the program from time to time in connection with the surrender of shares to cover taxes on vesting of restricted stock. In 2014, we repurchased 13.5 million shares of our common stock for approximately $1.5 billion. We expect 2015 share repurchases to be approximately $3 billion. Our share repurchases vary depending upon various factors including the level of our other investing activities. In 2014 and 2013, we paid aggregate dividends on common stock of approximately $2.0 billion and $1.9 billion, respectively.
We have an existing universal shelf registration statement filed with the SEC for an indeterminate amount of debt and equity securities for future issuance, subject to our internal limitations on the amount of securities to be issued under this shelf registration statement.
2013 Compared with 2012
In June 2012 we issued approximately $10.9 billion of long-term debt and equity units to finance the Goodrich acquisition, and made repayments of long-term debt of approximately $2.9 billion and $800 million in 2013 and 2012, respectively. We had $200 million and $320 million of commercial paper outstanding at December 31, 2013 and 2012, respectively. Financing cash outflows for 2013 included the repurchase of 12.6 million shares of our common stock for approximately $1.2 billion. In connection with the Goodrich acquisition, share repurchases were suspended for 2012.
In 2013, we paid aggregate dividends on common stock of approximately $1.9 billion. During 2012, an aggregate $1.8 billion of cash dividends were paid to common stock shareowners.
Cash Flow—Discontinued Operations

(dollars in millions)	2013	2012
Net cash flows (used in) provided by discontinued operations	$(277)	$3,015
There were no discontinued operations in the year ended December 31, 2014.
2013 Compared with 2012
Cash flows used in discontinued operations in 2013 primarily relate to the completed divestitures of the legacy Hamilton Sundstrand Industrial businesses in December 2012 and of Rocketdyne on June 14, 2013. Tax payments related to discontinued operations were approximately $640 million in 2013, primarily related to transactions concluded in 2012 and reported in discontinued operations. Net cash flows used in discontinued operations for 2013 includes positive cash flows of approximately $400 million related to the sale of Rocketdyne, and cash flows from the operating activities of Rocketdyne, and of UTC Power through its date of disposition of February 12, 2013, as well as payments made in settlement of liabilities, transaction costs, and interim funding of UTC Power and of Clipper, which was divested in 2012.
Cash flows provided by discontinued operations in 2012 primarily relate to the completed divestitures of the legacy Hamilton Sundstrand Industrial businesses for $3.4 billion, and the disposition of Clipper to a private equity acquirer which resulted in payments totaling approximately $367 million, including capitalization of the business prior to sale, transaction fees, and funding of operations as the acquirer took control of a business with significant net liabilities.
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
Income Taxes. The future tax benefit arising from net deductible temporary differences and tax carryforwards was $3.4 billion at December 31, 2014 and $3.2 billion at December 31, 2013. Management believes that our earnings during the periods when the temporary differences become deductible will be sufficient to realize the related future income tax benefits. For those jurisdictions where the expiration date of tax carryforwards or the projected operating results indicate that realization is not likely, a valuation allowance is provided.
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
In the ordinary course of business there is inherent uncertainty in quantifying our income tax positions. We assess our income tax positions and record tax benefits for all years subject to examination based upon management's evaluation of the facts, circumstances and information available at the reporting date. For those tax positions where it is more likely than not that a tax benefit will be sustained, we have recorded the largest amount of tax benefit with a greater than 50% likelihood of being realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where it is not more likely than not that a tax benefit will be sustained, no tax benefit has been recognized in the financial statements. See Notes 1 and 11 to the Consolidated Financial Statements for further discussion. Also see Note 17 for discussion of UTC administrative review proceedings with the German Tax Office.
Goodwill and Intangible Assets. Our investments in businesses in 2014 totaled $530 million (including debt assumed of $128 million). The assets and liabilities of acquired businesses are recorded under the acquisition method of accounting at their estimated fair values at the dates of acquisition. Goodwill represents costs in excess of fair values assigned to the underlying identifiable net assets of acquired businesses. Intangible assets consist of service portfolios, patents, trademarks/tradenames, customer relationships and other intangible assets including a collaboration asset established in connection with the restructuring of IAE as discussed above and in Note 2 to the Consolidated Financial Statements. Also included within other intangible assets are payments made to secure certain contractual rights to provide product on new commercial aerospace platforms. Payments made on these contractual commitments are amortized as a reduction of sales. We amortize these intangible assets based on the pattern of economic benefit, which may result in an amortization method other than straight-line. In the aerospace industry, amortization based on the pattern of economic benefit generally results in lower amortization expense during the development period with increasing amortization expense as programs enter full production and aftermarket cycles. If a pattern of economic benefit cannot be reliably determined, a straight-line amortization method is used. The gross value of these contractual commitments at December 31, 2014 was approximately $4.7 billion, of which approximately $1.4 billion has been paid to date. We record these payments as intangible assets when such payments are no longer conditional. The recoverability of these intangibles is dependent upon the future success and profitability of the underlying aircraft platforms including the associated aftermarket revenue streams.
Goodwill and intangible assets deemed to have indefinite lives are not amortized, but are subject to annual, or more frequent if necessary, impairment testing using the guidance and criteria described in the Intangibles—Goodwill and Other Topic of the FASB ASC. This testing compares carrying values to fair values and, when appropriate, the carrying values of these assets are reduced to fair value. In developing our estimates for the fair value of our reporting units, significant judgment is required in the determination of the appropriateness of using a qualitative assessment or quantitative assessment. When quantitative assessments are required or elected to be performed, fair value is primarily based on income approaches using discounted cash flow models which have significant assumptions. Such assumptions are subject to variability from year to year and are directly impacted by global market conditions. We completed our annual impairment testing as of July 1, 2014 and determined that no significant adjustments to the carrying value of goodwill or indefinite lived intangible assets were necessary based on the results of the impairment tests. Although these assets are not currently impaired, there can be no assurance that future impairments will not occur. See Note 2 to the Consolidated Financial Statements for further discussion.
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
Employee Benefit Plans. We sponsor domestic and foreign defined benefit pension and other postretirement plans. Major assumptions used in the accounting for these employee benefit plans include the discount rate, expected return on plan assets, rate of increase in employee compensation levels, mortality rates, and health care cost increase projections. Assumptions are determined based on company data and appropriate market indicators, and are evaluated each year at December 31. A change in any of these assumptions would have an effect on net periodic pension and postretirement benefit costs reported in the Consolidated Financial Statements.
In the following table, we show the sensitivity of our pension and other postretirement benefit plan liabilities and net annual periodic cost to a 25 basis point change in the discount rate as of December 31, 2014:

(dollars in millions)	Increase in Discount Rate of 25 bps	Decrease in Discount Rate of 25 bps
Pension plans
Projected benefit obligation	$(1,170)	$1,214
Net periodic pension cost	(95)	96
Other postretirement benefit plans
Accumulated postretirement benefit obligation	(18)	18
Net periodic postretirement benefit cost	—	—
Pension expense is also sensitive to changes in the expected long-term rate of asset return. An increase or decrease of 25 basis points in the expected long-term rate of asset return would have decreased or increased 2014 pension expense by approximately $75 million.
The weighted-average discount rate used to measure pension liabilities and costs is set by reference to UTC specific analysis using each plan's specific cash flows and is then compared to high-quality bond indices for reasonableness. Global market interest rates have decreased in 2014 as compared with 2013 and, as a result, the weighted-average discount rate used to measure pension liabilities decreased from 4.7% in 2013 to 3.8% in 2014. In December 2009, we amended the salaried retirement plans (qualified and non-qualified) to change the retirement formula effective January 1, 2015. At that time, the formula will change from a final average earnings (FAE) and credited service formula to the existing cash balance formula that was adopted in 2003 for newly hired non-union employees and for other non-union employees who made a one-time voluntary election to have future benefit accruals determined under this formula. Employees hired after 2009 are not eligible for any defined benefit pension plan and will instead receive an enhanced benefit under the UTC Savings Plan. As of July 26, 2012 the same amendment was applied to legacy Goodrich salaried employees. Across our global pension plans, the impact of lower discount rates and the adoption of new mortality tables in the U.S. and Canada, partially offset by the absence of prior pension investment losses and positive returns experienced during 2014, will result in increased pension expense in 2015 of approximately $275 million as compared to 2014.
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
A summary of our consolidated contractual obligations and commitments as of December 31, 2014 is as follows:

		Payments Due by Period
(dollars in millions)	Total	2015	2016-2017	2018-2019	Thereafter
Long-term debt—principal	$19,500	$1,796	$2,628	$1,688	$13,388
Long-term debt—future interest	12,377	913	1,607	1,434	8,423
Operating leases	2,525	593	819	406	707
Purchase obligations	20,196	10,901	6,043	1,377	1,875
Other long-term liabilities	5,210	878	1,149	516	2,667
Total contractual obligations	$59,808	$15,081	$12,246	$5,421	$27,060
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
Other long-term liabilities primarily include those amounts on our December 31, 2014 balance sheet representing obligations under product service and warranty policies, performance and operating cost guarantees, estimated environmental remediation costs and expected contributions under employee benefit programs. The timing of expected cash flows associated with these obligations is based upon management's estimates over the terms of these agreements and is largely based upon historical experience.
In connection with the acquisition of Goodrich in 2012, we recorded assumed liabilities of approximately $2.2 billion related to customer contractual obligations on certain OEM development programs where the expected costs exceeded the expected revenue under contract. These liabilities are being liquidated in accordance with the underlying economic pattern of obligations, as reflected by the net cash outflows incurred on the OEM contracts. Total consumption of the contractual obligations for the year ended December 31, 2014 was approximately $249 million. Total future consumption of the contractual obligations is expected to be as follows: $229 million in 2015, $240 million in 2016, $259 million in 2017, $209 million in 2018, $192 million in 2019 and $480 million thereafter. These amounts are not included in the table above.
The above table also does not reflect unrecognized tax benefits of $1,089 million, the timing of which is uncertain, except for approximately $21 million that may become payable during 2015. Refer to Note 11 to the Consolidated Financial Statements for additional discussion on unrecognized tax benefits.

COMMERCIAL COMMITMENTS
The following table summarizes our commercial commitments outstanding as of December 31, 2014:

	Amount of Commitment Expiration per Period
(dollars in millions)	Committed	2015	2016-2017	2018-2019	Thereafter
Commercial aerospace financing commitments	$3,152	$574	$852	$824	$902
Other commercial aerospace commitments	8,165	763	1,806	1,673	3,923
Commercial aerospace financing arrangements	632	13	86	147	386
Unconsolidated subsidiary debt guarantees	211	107	19	5	80
Performance guarantees	136	65	8	58	5
Total commercial commitments	$12,296	$1,522	$2,771	$2,707	$5,296
In exchange for increased ownership and collaboration interests in IAE and Rolls-Royce's V2500 intellectual property license in 2012, Pratt & Whitney paid Rolls-Royce $1.5 billion at closing with additional payments due to Rolls-Royce contingent upon each hour flown by the V2500-powered aircraft in service as of June 29, 2012 during the fifteen-year period following closing of the purchase. These payments are being capitalized as a collaboration intangible asset and amortized in relation to the economic benefits received over the projected remaining thirty-year life of the V2500 program. The estimated flight hour payments are included in Other commercial aerospace commitments in the table above.
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
We have evaluated our exposure to changes in foreign currency exchange rates, interest rates and commodity prices in our market risk sensitive instruments, which are primarily cash, debt and derivative instruments, using a value at risk analysis. Based on a 95% confidence level and a one-day holding period, at December 31, 2014, the potential loss in fair value on our market risk sensitive instruments was not material in relation to our financial position, results of operations or cash flows. Our calculated value at risk exposure represents an estimate of reasonably possible net losses based on volatilities and correlations and is not necessarily indicative of actual results. Refer to Notes 1, 9 and 14 to the Consolidated Financial Statements for additional discussion of foreign currency exchange, interest rates and financial instruments.
Foreign Currency Exposures. We have a large volume of foreign currency exposures that result from our international sales, purchases, investments, borrowings and other international transactions. International segment sales, including U.S. export sales, averaged approximately $38 billion over the last three years. We actively manage foreign currency exposures that are associated with committed foreign currency purchases and sales, and other assets and liabilities created in the normal course of business at the operating unit level. More than insignificant exposures that cannot be naturally offset within an operating unit are hedged with foreign currency derivatives. We also have a significant amount of foreign currency net asset exposures. Currently, we do not hold any derivative contracts that hedge our foreign currency net asset exposures but may consider such strategies in the future.
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
Commodity Price Exposures. We are exposed to volatility in the prices of raw materials used in some of our products and from time to time we may use forward contracts in limited circumstances to manage some of those exposures. In the future, if hedges are used, gains and losses may affect earnings. There were no significant outstanding commodity hedges as of December 31, 2014.
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
We have identified 716 locations, mostly in the United States, at which we may have some liability for remediating contamination. We have resolved our liability at 323 of these locations. We do not believe that any individual location's exposure will have a material effect on our results of operations. Sites in the investigation, remediation or operation and maintenance stage represent approximately 92% of our accrued environmental remediation reserve.
We have been identified as a potentially responsible party under the Comprehensive Environmental Response Compensation and Liability Act (CERCLA or Superfund) at 126 sites. The number of Superfund sites, in and of itself, does not represent a relevant measure of liability because the nature and extent of environmental concerns vary from site to site and our share of responsibility varies from sole responsibility to very little responsibility. In estimating our liability for remediation, we consider our likely proportionate share of the anticipated remediation expense and the ability of other potentially responsible parties to fulfill their obligations.
At December 31, 2014 and 2013, we had $903 million and $936 million reserved for environmental remediation, respectively. Cash outflows for environmental remediation were $63 million in 2014, $40 million in 2013 and $35 million in 2012. We estimate that ongoing environmental remediation expenditures in each of the next two years will not exceed approximately $90 million.
GOVERNMENT MATTERS
As described in "Critical Accounting Estimates—Contingent Liabilities," our contracts with the U.S. Government are subject to audits. Such audits may recommend that certain contract prices should be reduced to comply with various government regulations, or that certain payments be delayed or withheld. We are also the subject of one or more investigations and legal proceedings initiated by the U.S. Government with respect to government contract matters. See "Legal Proceedings" in Item 1 to this Form 10-K and Note 11 "Income Taxes" and Note 17 "Commitments & Contingencies" of our Consolidated Financial Statements for further discussion of these and other government matters.

Cautionary Note Concerning Factors That May Affect Future Results
This 2014 Annual Report to Shareowners (2014 Annual Report) contains statements which, to the extent they are not statements of historical or present fact, constitute "forward-looking statements" under the securities laws. From time to time, oral or written forward-looking statements may also be included in other materials released to the public. These forward-looking statements are intended to provide management's current expectations or plans for our future operating and financial performance, based on assumptions currently believed to be valid. Forward-looking statements can be identified by the use of words such as "believe," "expect," "expectations," "plans," "strategy," "prospects," "estimate," "project," "target," "anticipate," "will," "should," "see," "guidance," "confident" and other words of similar meaning in connection with a discussion of future operating or financial performance. Forward-looking statements may include, among other things, statements relating to future sales, earnings, cash flow, results of operations, uses of cash and other measures of financial performance. All forward-looking statements involve risks, uncertainties and other factors that may cause actual results to differ materially from those expressed or implied in the forward-looking statements. For those statements we claim the protection of the safe harbor for forward-looking statements contained in the U.S. Private Securities Litigation Reform Act of 1995. Such risks, uncertainties and other factors include, without limitation:

•
the effect of economic conditions in the industries and markets in which we operate in the U.S. and globally and any changes therein, including financial market conditions, fluctuations in commodity prices, interest rates and foreign currency exchange rates, levels of end market demand in construction and in both the commercial and defense segments of the aerospace industry, levels of air travel, financial condition of commercial airlines, the impact of weather conditions and natural disasters and the financial condition of our customers and suppliers;

•
the scope, nature, impact or timing of acquisition and divestiture activity, including among other things integration of acquired businesses into our existing businesses and realization of synergies and opportunities for growth and innovation;

•	challenges in the development, production, delivery, support, performance and realization of the anticipated benefits of advanced technologies and new products and services;

•	future levels of indebtedness and capital spending and research and development spending;

•	future availability of credit and factors that may affect such availability, including credit market conditions and our capital structure;

•	delays and disruption in delivery of materials and services from suppliers;

•	customer and Company directed cost reduction efforts and restructuring costs and savings and other consequences thereof;

•	new business opportunities;

•	our ability to realize the intended benefits of organizational changes;

•	the anticipated benefits of diversification and balance of operations across product lines, regions and industries;

•	future repurchases of our common stock;

•	the outcome of legal proceedings, investigations and other contingencies;

•	pension plan assumptions and future contributions;

•	the impact of the negotiation of collective bargaining agreements and labor disputes;

•	the effect of changes in political conditions in the U.S. and other countries in which we operate; and

•	the effect of changes in tax, environmental, regulatory (including among other things import/export) and other laws and regulations in the U.S. and other countries in which we operate.
In addition, our Annual Report on Form 10-K for 2014 includes important information as to risks, uncertainties and other factors that may cause actual results to differ materially from those expressed or implied in the forward-looking statements. See the "Notes to Consolidated Financial Statements" under the heading "Note 17: Contingent Liabilities," the section titled "Management's Discussion and Analysis of Financial Condition and Results of Operations" under the headings "Business Overview," "Results of Operations," "Liquidity and Financial Condition," and "Critical Accounting Estimates," and the section titled "Risk Factors." Our Annual Report on Form 10-K for 2014 also includes important information as to these factors in the "Business" section under the headings "General," "Description of Business by Segment" and "Other Matters Relating to Our Business as a Whole," and in the "Legal Proceedings" section. Additional important information as to these factors is included in this 2014 Annual Report in the section titled "Management's Discussion and Analysis of Financial Condition and Results of Operations" under the headings "Restructuring Costs," "Environmental Matters" and "Governmental Matters." The forward-looking statements speak only as of the date of this report or, in the case of any document incorporated by reference, the date of that document. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. Additional information as to factors that may cause actual results to differ materially from those expressed or implied in the forward-looking statements are disclosed from time to time in our other filings with the SEC.

Management's Report on Internal Control over Financial Reporting
The management of UTC is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with accounting principles generally accepted in the United States of America. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Management has assessed the effectiveness of UTC's internal control over financial reporting as of December 31, 2014. In making its assessment, management has utilized the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in its Internal Control—Integrated Framework, released in 2013. Management concluded that based on its assessment, UTC's internal control over financial reporting was effective as of December 31, 2014. The effectiveness of UTC's internal control over financial reporting, as of December 31, 2014, has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which is included herein.

/s/ Gregory J. Hayes
Gregory J. Hayes
President and Chief Executive Officer

/s/ Akhil Johri
Akhil Johri
Senior Vice President and Chief Financial Officer

/s/ John E. Stantial
John E. Stantial
Acting Controller and Assistant Controller, Financial Reporting

Report of Independent Registered Public Accounting Firm
TO THE BOARD OF DIRECTORS AND SHAREOWNERS OF UNITED TECHNOLOGIES CORPORATION:
In our opinion, the accompanying consolidated balance sheet and the related consolidated statement of operations, of comprehensive income, of cash flows and of changes in equity present fairly, in all material respects, the financial position of United Technologies Corporation and its subsidiaries at December 31, 2014 and December 31, 2013, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2014 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in 2013. The Corporation's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express opinions on these financial statements and on the Corporation's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.
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

/s/ PricewaterhouseCoopers LLP
Hartford, Connecticut
February 5, 2015

Consolidated Statement of Operations

(dollars in millions, except per share amounts; shares in millions)	2014	2013	2012
Net Sales:
Product sales	$47,632	$45,253	$40,729
Service sales	17,468	17,373	16,979
	65,100	62,626	57,708
Costs and Expenses:
Cost of products sold	36,044	34,063	31,094
Cost of services sold	11,403	11,258	11,059
Research and development	2,635	2,529	2,371
Selling, general and administrative	6,500	6,718	6,452
	56,582	54,568	50,976
Other income, net	1,251	1,151	952
Operating profit	9,769	9,209	7,684
Interest expense, net	882	897	773
Income from continuing operations before income taxes	8,887	8,312	6,911
Income tax expense	2,264	2,238	1,711
Net income from continuing operations	6,623	6,074	5,200
Less: Noncontrolling interest in subsidiaries' earnings from continuing operations	403	388	353
Income from continuing operations attributable to common shareowners	6,220	5,686	4,847
Discontinued operations (Note 3):
Income (loss) from operations	—	63	(998)
(Loss) gain on disposal	—	(33)	2,030
Income tax benefit (expense)	—	5	(742)
Net income from discontinued operations	—	35	290
Less: Noncontrolling interest in subsidiaries' earnings from discontinued operations	—	—	7
Income from discontinued operations attributable to common shareowners	—	35	283
Net income attributable to common shareowners	$6,220	$5,721	$5,130

Earnings Per Share of Common Stock—Basic:
Net income from continuing operations attributable to common shareowners	$6.92	$6.31	$5.41
Net income attributable to common shareowners	$6.92	$6.35	$5.73
Earnings Per Share of Common Stock—Diluted:
Net income from continuing operations attributable to common shareowners	$6.82	$6.21	$5.35
Net income attributable to common shareowners	$6.82	$6.25	$5.66
Dividends Per Share of Common Stock	$2.360	$2.195	$2.030
Weighted average number of shares outstanding:
Basic shares	898.3	901.0	895.2
Diluted shares	911.6	915.1	906.6
See accompanying Notes to Consolidated Financial Statements

Consolidated Statement of Comprehensive Income

(dollars in millions)	2014	2013	2012
Net income from continuing operations	$6,623	$6,074	$5,200
Net income from discontinued operations	—	35	290
Net income	6,623	6,109	5,490
Other comprehensive (loss) income, net of tax
Foreign currency translation adjustments
Foreign currency translation adjustments arising during period	(1,302)	(523)	556
Reclassification adjustments for loss (gain) on sale of an investment in a foreign entity recognized in net income	7	25	(100)
	(1,295)	(498)	456
Pension and post-retirement benefit plans
Net actuarial (loss) gain arising during period	(4,362)	3,987	(1,542)
Prior service (cost) credit arising during period	(5)	(225)	211
Other	121	50	(3)
Amortization of actuarial loss, prior service cost and transition obligation	416	906	689
	(3,830)	4,718	(645)
Tax benefit (expense)	1,388	(1,735)	205
	(2,442)	2,983	(440)
Unrealized gain (loss) on available-for-sale securities
Unrealized holding gain arising during period	35	332	91
Reclassification adjustments for gain included in Other income, net	(20)	(91)	(123)
	15	241	(32)
Tax (expense) benefit	(3)	(90)	13
	12	151	(19)
Change in unrealized cash flow hedging
Unrealized cash flow hedging (loss) gain arising during period	(263)	(134)	88
Loss (gain) reclassified into Product sales	96	25	(31)
Gain reclassified into Other income, net	—	(2)	—
	(167)	(111)	57
Tax benefit (expense)	37	29	(4)
	(130)	(82)	53
Other comprehensive (loss) income, net of tax	(3,855)	2,554	50
Comprehensive income	2,768	8,663	5,540
Less: comprehensive income attributable to noncontrolling interest	(329)	(374)	(368)
Comprehensive income attributable to common shareowners	$2,439	$8,289	$5,172
See accompanying Notes to Consolidated Financial Statements

Consolidated Balance Sheet

(dollars in millions, except per share amounts; shares in thousands)	2014	2013
Assets
Cash and cash equivalents	$5,235	$4,619
Accounts receivable (net of allowance for doubtful accounts of $485 and $488)	11,317	11,458
Inventories and contracts in progress, net	9,865	10,330
Future income tax benefits, current	1,931	1,964
Other assets, current	1,410	1,071
Total Current Assets	29,758	29,442
Customer financing assets	978	1,156
Future income tax benefits	1,494	1,236
Fixed assets, net	9,276	8,866
Goodwill	27,796	28,168
Intangible assets, net	15,560	15,521
Other assets	6,427	6,205
Total Assets	$91,289	$90,594

Liabilities and Equity
Short-term borrowings	$126	$388
Accounts payable	6,967	6,965
Accrued liabilities	14,006	15,335
Long-term debt currently due	1,796	112
Total Current Liabilities	22,895	22,800
Long-term debt	17,872	19,741
Future pension and postretirement benefit obligations	6,683	3,444
Other long-term liabilities	11,135	11,279
Total Liabilities	58,585	57,264
Commitments and contingent liabilities (Notes 5 and 17)
Redeemable noncontrolling interest	140	111
Shareowners’ Equity:
Capital Stock:
Preferred Stock, $1 par value; 250,000 shares authorized; None issued or outstanding	—	—
Common Stock, $1 par value; 4,000,000 shares authorized; 1,423,684 and 1,417,724 shares issued	15,300	14,764
Treasury Stock— 514,309 and 501,038 common shares at average cost	(21,922)	(20,431)
Retained earnings	44,611	40,539
Unearned ESOP shares	(115)	(126)
Total Accumulated other comprehensive loss	(6,661)	(2,880)
Total Shareowners’ Equity	31,213	31,866
Noncontrolling interest	1,351	1,353
Total Equity	32,564	33,219
Total Liabilities and Equity	$91,289	$90,594
See accompanying Notes to Consolidated Financial Statements

Consolidated Statement of Cash Flows

(dollars in millions)	2014	2013	2012
Operating Activities of Continuing Operations:
Net income attributable to common shareowners	$6,220	$5,721	$5,130
Noncontrolling interest in subsidiaries' earnings	403	388	360
Net income	6,623	6,109	5,490
Less: Net income from discontinued operations	—	35	290
Income from continuing operations	6,623	6,074	5,200
Adjustments to reconcile income from continuing operations to net cash flows provided by operating activities of continuing operations:
Depreciation and amortization	1,907	1,821	1,524
Deferred income tax provision	376	242	120
Stock compensation cost	240	275	210
Change in:
Accounts receivable	7	(531)	(165)
Inventories and contracts in progress	(1,091)	(1,096)	(539)
Other current assets	(123)	74	(4)
Accounts payable and accrued liabilities	(40)	1,354	811
Global pension contributions	(517)	(108)	(430)
Other operating activities, net	(46)	(600)	(122)
Net cash flows provided by operating activities of continuing operations	7,336	7,505	6,605
Investing Activities of Continuing Operations:
Capital expenditures	(1,711)	(1,688)	(1,389)
Increase in customer financing assets	(202)	(245)	(100)
Decrease in customer financing assets	331	110	75
Investments in businesses	(402)	(151)	(16,026)
Dispositions of businesses	344	1,560	425
Increase in collaboration intangible assets	(593)	(722)	(1,543)
Other investing activities, net	(72)	(328)	(237)
Net cash flows used in investing activities of continuing operations	(2,305)	(1,464)	(18,795)
Financing Activities of Continuing Operations:
Issuance of long-term debt	99	92	10,899
Repayment of long-term debt	(305)	(2,862)	(842)
Decrease in short-term borrowings, net	(346)	(113)	(214)
Common Stock issued under employee stock plans	187	378	522
Dividends paid on Common Stock	(2,048)	(1,908)	(1,752)
Repurchase of Common Stock	(1,500)	(1,200)	—
Other financing activities, net	(346)	(327)	(592)
Net cash flows (used in) provided by financing activities of continuing operations	(4,259)	(5,940)	8,021
Discontinued Operations:
Net cash (used in) provided by operating activities	—	(628)	41
Net cash provided by investing activities	—	351	2,974
Net cash flows (used in) provided by discontinued operations	—	(277)	3,015
Effect of foreign exchange rate changes on cash and cash equivalents	(156)	(41)	30
Net increase (decrease) in cash and cash equivalents	616	(217)	(1,124)
Cash and cash equivalents, beginning of year	4,619	4,836	5,960
Cash and cash equivalents, end of year	5,235	4,619	4,836
Less: Cash and cash equivalents of businesses held for sale	—	—	17
Cash and cash equivalents of continuing operations, end of year	$5,235	$4,619	$4,819
Supplemental Disclosure of Cash Flow Information:
Interest paid, net of amounts capitalized	$1,077	$1,047	$725
Income taxes paid, net of refunds	$2,024	$2,789	$1,772
See accompanying Notes to Consolidated Financial Statements

Consolidated Statement of Changes in Equity

(dollars in millions)
Common Stock
Balance at December 31, 2011	$13,445

Comprehensive income (loss):
Net income
Redeemable noncontrolling interest in subsidiaries’ earnings
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
Redeemable noncontrolling interest in subsidiaries’ earnings
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
Sale of subsidiary shares in noncontrolling interest
Disposition of noncontrolling interest
Redeemable noncontrolling interest reclassification to noncontrolling interest
Other
Balance at December 31, 2013	$14,764

Comprehensive income (loss):
Net income
Redeemable noncontrolling interest in subsidiaries’ earnings
Other comprehensive income (loss), net of tax
Common Stock issued under employee plans (6.2 million shares), net of tax benefit of $103	607
Common Stock repurchased (13.5 million shares)
Dividends on Common Stock
Dividends on ESOP Common Stock
Dividends attributable to noncontrolling interest
Purchase of subsidiary shares from noncontrolling interest	(75)
Sale of subsidiary shares in noncontrolling interest	4
Redeemable noncontrolling interest reclassification to noncontrolling interest
Other
Balance at December 31, 2014	$15,300

See accompanying Notes to Consolidated Financial Statements

Shareowners' Equity
Treasury Stock	Retained Earnings	Unearned ESOP Shares	Accumulated Other Comprehensive (Loss) Income	Noncontrolling Interest	Total Equity	Redeemable Noncontrolling Interest
$(19,410)	$33,487	$(152)	$(5,490)	$940	$22,820	$358

	5,130			360	5,490
				(24)	(24)	24
			42	2	44	6
18	(20)	13			654
141					279
					(216)
	(1,752)				(1,752)
	(67)				(67)
				(337)	(337)	(18)
	(2)				(2)	2
				(4)	(38)	(34)
				52	52
				66	66
				100	100	(100)
$(19,251)	$36,776	$(139)	$(5,448)	$1,155	$27,069	$238

	5,721			388	6,109
				(5)	(5)	5
			2,568	(5)	2,563	(9)
20	19	13			889
(1,200)					(1,200)
	(1,908)				(1,908)
	(69)				(69)
				(355)	(355)	(5)
				(67)	(116)	(3)
				243	243
				(7)	(7)	(82)
				17	17	(17)
				(11)	(11)	(16)
$(20,431)	$40,539	$(126)	$(2,880)	$1,353	$33,219	$111

	6,220			403	6,623
				(9)	(9)	9
			(3,781)	(67)	(3,848)	(7)
9	(29)	11			598
(1,500)					(1,500)
	(2,048)				(2,048)
	(71)				(71)
				(318)	(318)	(3)
				(18)	(93)
				11	15
				(16)	(16)	16
				12	12	14
$(21,922)	$44,611	$(115)	$(6,661)	$1,351	$32,564	$140

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
On occasion, we are required to maintain cash deposits with certain banks with respect to contractual obligations related to acquisitions or divestitures or other legal obligations. As of December 31, 2014 and 2013, the amount of such restricted cash was approximately $255 million and $47 million, respectively.
Accounts Receivable. Current and long-term accounts receivable as of December 31, 2014 include retainage of $147 million and unbilled receivables of $2,624 million, which includes approximately $823 million of unbilled receivables under commercial aerospace long-term aftermarket contracts. Current and long-term accounts receivable as of December 31, 2013 include retainage of $173 million and unbilled receivables of $2,172 million, which includes approximately $677 million of unbilled receivables under commercial aerospace long-term aftermarket contracts. See Note 5 for discussion of commercial aerospace industry assets and commitments.
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
Inventories and Contracts in Progress. Inventories and contracts in progress are stated at the lower of cost or estimated realizable value and are primarily based on first-in, first-out (FIFO) or average cost methods; however, certain UTC Aerospace Systems and UTC Climate, Controls & Security entities use the last-in, first-out (LIFO) method. If inventories that were valued using the LIFO method had been valued under the FIFO method, they would have been higher by $130 million and $133 million at December 31, 2014 and 2013, respectively.
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
Goodwill and Intangible Assets. Goodwill represents costs in excess of fair values assigned to the underlying net assets of acquired businesses. Goodwill and intangible assets deemed to have indefinite lives are not amortized. Goodwill and indefinite-lived intangible assets are subject to annual impairment testing using the guidance and criteria described in the Intangibles - Goodwill and Other Topic of the FASB ASC. This testing compares carrying values to fair values and, when appropriate, the carrying value of these assets is reduced to fair value.
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

Collaboration asset	30 years
Customer relationships and related programs	2 to 32 years
Purchased service contracts	5 to 31 years
Patents & trademarks	3 to 40 years
Exclusivity assets	3 to 25 years
Other Long-Lived Assets. We evaluate the potential impairment of other long-lived assets when appropriate. If the carrying value of other long-lived assets held and used exceeds the sum of the undiscounted expected future cash flows, the carrying value is written down to fair value.
Long-Term Financing Receivables. Our long-term financing receivables primarily represent balances related to the aerospace businesses such as long-term trade accounts receivable, leases, and notes receivable. We also have other long-term receivables in our commercial businesses; however, both the individual and aggregate amounts of those other receivables are not significant.
Long-term trade accounts receivable represent amounts arising from the sale of goods and services with a contractual maturity date of greater than one year and are recognized as "Other assets" in our Consolidated Balance Sheet. Notes and leases receivable represent notes and lease receivables other than receivables related to operating leases, and are recognized as "Customer financing assets" in our Consolidated Balance Sheet. The following table summarizes the balance by class of aerospace long-term receivables as of December 31, 2014 and 2013:

(dollars in millions)	2014	2013
Long-term trade accounts receivable	$838	$714
Notes and leases receivable	424	583
Total long-term receivables	$1,262	$1,297
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
We determine credit ratings for each customer in our portfolio based upon public information and information obtained directly from our customers. We conduct a review of customer credit ratings, published historical credit default rates for different rating categories, and multiple third party aircraft value publications as a basis to validate the reasonableness of the allowance for losses on these balances quarterly or when events and circumstances warrant. Customer credit ratings range from an extremely strong capacity to meet financial obligations, to customers whose uncollateralized receivable is in default. There can be no assurance that actual results will not differ from estimates or that consideration of these factors in the future will not result in an increase or decrease to the allowance for credit losses on long-term receivables. Based upon the customer credit ratings, approximately 8% and 9% of the total long-term receivables reflected in the table above were considered to bear high credit risk as of December 31, 2014 and 2013, respectively. See Note 5 for further discussion of commercial aerospace industry assets and commitments.
Reserves for credit losses on receivables relate to specifically identified receivables that are evaluated individually for impairment. For notes and leases receivable we determine a specific reserve for exposure based on the difference between the carrying value of the receivable and the estimated fair value of the related collateral in connection with the evaluation of credit risk and collectability. For long-term trade accounts receivable, we evaluate credit risk and collectability individually to determine if an allowance is necessary. Our long-term receivables reflected in the table above, which include reserves of $10 million and $49 million as of December 31, 2014 and 2013, respectively, are individually evaluated for impairment. At both December 31, 2014 and 2013, we did not have any significant balances that are considered to be delinquent, on non-accrual status, past due 90 days or more, or considered to be impaired.
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
Revenue Recognition. As a result of our diverse product and service mix and customer base, we use multiple revenue recognition practices. We recognize sales for products and services in accordance with the provisions of Staff Accounting Bulletin (SAB) Topic 13, Revenue Recognition, as applicable. Products and services included within the scope of this SAB Topic include heating, ventilating, air-conditioning and refrigeration systems, non-complex alarm and fire detection and suppression systems, commercially funded research and development contracts and non-complex aerospace components. Sales within the scope of this SAB Topic are recognized when persuasive evidence of an arrangement exists, product delivery has occurred or services have been rendered, pricing is fixed or determinable and collectability is reasonably assured. Subsequent changes in service contracts are accounted for prospectively.
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
Loss provisions on original equipment contracts are recognized to the extent estimated contract costs exceed the estimated consideration from the products contemplated under the contractual arrangement. For new commitments, we generally record loss provisions at the earlier of contract announcement or contract signing except for certain requirements contracts under which losses are recorded upon receipt of the purchase order which obligates us to perform. For existing commitments, anticipated losses on contracts are recognized in the period in which losses become evident. Products contemplated under contractual arrangements include firm quantities of products sold under contract and, in the large commercial engine and wheels and brakes businesses, future highly probable sales of replacement parts required by regulation that are expected to be sold subsequently for incorporation into the original equipment. In the large commercial engine and wheels and brakes businesses, when the combined original equipment and aftermarket arrangements for each individual sales campaign are profitable, we record original equipment product losses, as applicable, at the time of delivery.
We review our cost estimates on significant contracts on a quarterly basis, and for others, no less frequently than annually or when circumstances change and warrant a modification to a previous estimate. We record changes in contract estimates using the cumulative catch-up method in accordance with the Revenue Recognition Topic of the FASB ASC. Operating profits included significant net unfavorable changes in aerospace contract estimates of approximately $240 million in 2014 driven by the $438 million unfavorable impact of a revision in estimate on the CH-148 Canadian Maritime Helicopter program, partially offset by several net favorable contract adjustments recorded throughout the year, largely at the Pratt & Whitney segment. See Note 6 for further discussion of the CH-148 Canadian Maritime Helicopter program.

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
Cash Payments to Customers: UTC Climate, Controls & Security customarily offers its customers incentives to purchase products to ensure an adequate supply of its products in the distribution channels. The principal incentive program provides reimbursements to distributors for offering promotional pricing for our products. We account for incentive payments made as a reduction in sales. In our aerospace businesses, we may make participation payments to certain customers to secure certain contract rights. We classify the subsequent amortization of these acquired intangible assets from our customers as a reduction in sales. Contractually stated prices in arrangements with our customers that include the acquisition of intangible rights within the scope of the Intangibles - Goodwill and Other Topic of the FASB ASC and deliverables within the scope of the Revenue Recognition Topic of the FASB ASC are not presumed to be representative of fair value for determining the amounts to allocate to each element of an arrangement.
Research and Development. Research and development costs not specifically covered by contracts and those related to the company sponsored share of research and development activity in connection with cost-sharing arrangements are charged to expense as incurred. Government research and development support, not associated with specific contracts, is recorded as a reduction to research and development expense in the period earned. Repayment, if any, is in the form of future royalties and is conditioned upon the achievement of certain financial targets including specific aircraft engine sales, total aircraft engine sales volume and total year-over-year sales growth of the entity receiving the government funding. Given the conditional and uncertain nature of any repayment obligations, royalty expense is typically recorded only upon engine shipment or is otherwise accrued monthly based upon the forecasted impact for the current year. The cumulative funding received under existing relationships has been approximately $2.2 billion of which approximately $600 million has been repaid to date in the form of royalties.
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
Pension and Postretirement Obligations. Guidance under the Compensation - Retirement Benefits Topic of the FASB ASC requires balance sheet recognition of the overfunded or underfunded status of pension and postretirement benefit plans. Under this guidance, actuarial gains and losses, prior service costs or credits, and any remaining transition assets or obligations that have not been recognized under previous accounting standards must be recognized in other comprehensive income, net of tax effects, until they are amortized as a component of net periodic benefit cost.
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
Collaborative Arrangements. In view of the risks and costs associated with developing new engines, Pratt & Whitney has entered into certain collaboration arrangements in which sales, costs and risks are shared. Sales generated from engine programs, spare parts, and aftermarket business under collaboration arrangements are recorded as earned in our financial statements. Amounts attributable to our collaborators for their share of sales are recorded as an expense in our financial statements based upon the terms and nature of the arrangement. Costs associated with engine programs under collaborative arrangements are expensed as incurred. Under these arrangements, collaborators contribute their program share of engine parts, incur their own production costs and make certain payments to Pratt & Whitney for shared or joint program costs. The reimbursement of the collaborators' share of program costs is recorded as a reduction of the related expense item at that time. As of December 31, 2014, the collaborators' interests in all commercial engine programs ranged from 14% to 49%, inclusive of a portion of Pratt & Whitney's interests held by other participants. Pratt & Whitney is the principal participant in all existing collaborative arrangements. There are no individually significant collaborative arrangements and none of the collaborators exceed a 31% share in an individual program. The following table illustrates the income statement classification and amounts attributable to transactions arising from the collaborative arrangements between participants for each period presented:

(dollars in millions)	2014	2013	2012
Collaborator share of sales:
Cost of products sold	$1,778	$1,820	$1,295
Cost of services sold	354	273	216
Collaborator share of program costs (reimbursement of expenses incurred):
Cost of products sold	(103)	(127)	(97)
Research and development	(122)	(194)	(203)
Selling, general and administrative	(4)	(5)	(7)
NOTE 2: BUSINESS ACQUISITIONS, DISPOSITIONS, GOODWILL AND INTANGIBLE ASSETS
Business Acquisitions and Dispositions. Our investments in businesses in 2014, 2013 and 2012 totaled $530 million (including debt assumed of $128 million), $151 million and $18.6 billion (including debt assumed of $2.6 billion), respectively. Our investments in businesses in 2014 consisted of the acquisition of the majority interest in a Pratt & Whitney joint venture and a number of small acquisitions, primarily in our commercial businesses.

In 2013, we completed the sale of the Pratt & Whitney Power Systems business to Mitsubishi Heavy Industries (MHI) for $432 million, excluding contingent consideration valued at approximately $200 million, and we entered into a long-term engineering and manufacturing agreement with MHI, generating a pre-tax gain of approximately $193 million ($132 million after tax). We also completed the acquisition of Grupo Ascensores Enor, S.A. (Enor), a privately held company headquartered in Spain with operations in Spain and Portugal, which designs, manufactures, installs and services elevators. Under the terms of the transaction, Zardoya Otis, S.A. (ZOSA), a non-wholly owned subsidiary of the Company, exchanged publicly traded shares of ZOSA with a fair value of approximately $240 million as of the transaction completion date for all of the shares of Enor.
In 2012, we issued approximately $10.9 billion of long-term debt and equity units and completed the acquisition of Goodrich, for a total enterprise value of $18.3 billion, including $1.9 billion in net debt assumed. The acquired Goodrich businesses were combined with the legacy Hamilton Sundstrand businesses to form the UTC Aerospace Systems segment. In connection with the Goodrich acquisition, we recorded approximately $11.6 billion of goodwill and $10.1 billion of identifiable intangible assets, including approximately $8.6 billion of customer relationship and related program assets. We recorded assumed liabilities of approximately $2.2 billion related to customer contractual obligations on certain OEM development programs where the expected costs exceeded the expected revenue under contract. These liabilities are being liquidated in accordance with the underlying economic pattern of obligations, as reflected by the net cash outflows incurred on the OEM contracts. Total consumption of the contractual obligations was approximately $249 million and $278 million in 2014 and 2013, respectively. Expected consumption of the contractual obligations is as follows: $229 million in 2015, $240 million in 2016, $259 million in 2017, $209 million in 2018, $192 million in 2019 and $480 million thereafter.
In connection with regulatory approval of the Goodrich acquisition, regulatory authorities required UTC to dispose of the Goodrich electric power systems and the Goodrich pumps and engine controls businesses. We completed the sales of these businesses in 2013.
In 2012, UTC approved plans for the divestiture of a number of non-core businesses. Cash generated from these divestitures was used to repay debt incurred to finance the Goodrich acquisition. See Note 3 for further discussion.
On June 29, 2012, Pratt & Whitney, Rolls-Royce plc (Rolls-Royce), MTU Aero Engines AG (MTU), and Japanese Aero Engines Corporation (JAEC), participants in the IAE International Aero Engines AG (IAE) collaboration, completed a restructuring of their interests in IAE. As a result of the this transaction, Pratt & Whitney holds a 61% net interest in the collaboration and a 49.5% ownership interest in IAE. IAE's business purpose is to coordinate the design, development, manufacturing and product support of the V2500 program through involvement with the collaborators. IAE retains limited equity with the primary economics of the V2500 program passed to the participants in the separate collaboration arrangement. As such, we have determined that IAE is a variable interest entity with Pratt & Whitney its primary beneficiary, and IAE has, therefore, been consolidated. The carrying amounts and classification of assets and liabilities for IAE in our Consolidated Balance Sheet as of December 31, 2014 and 2013 are as follows:

(dollars in millions)	2014	2013
Current assets	$1,820	$1,616
Noncurrent assets	756	1,066
Total assets	$2,576	$2,682
Current liabilities	$1,795	$1,895
Noncurrent liabilities	1,227	1,085
Total liabilities	$3,022	$2,980
UTC Climate, Controls & Security continued its portfolio transformation efforts in 2014 with the disposition of a number of businesses, resulting in a net gain of approximately $30 million, primarily due to a gain on the sale of an interest in a joint venture in North America. UTC Climate, Controls & Security's portfolio transformation in 2013 included the disposition of a number of businesses, resulting in a net gain of approximately $55 million, including gains from the sale of businesses in Hong Kong and Australia, and in 2012 included the disposition of a number of businesses resulting in impairment and other charges totaling approximately $180 million. During 2012, UTC Climate, Controls & Security also sold a controlling interest in a manufacturing and distribution joint venture in Asia generating a gain of approximately $215 million, and a controlling interest in a Canadian distribution business generating a gain of approximately $120 million.

Goodwill. The changes in the carrying amount of goodwill, by segment, in 2014 are as follows:

(dollars in millions)	Balance as of January 1, 2014	Goodwill resulting from business combinations	Foreign currency translation and other	Balance as of December 31, 2014
Otis	$1,741	$35	$(112)	$1,664
UTC Climate, Controls & Security	9,727	13	(332)	9,408
Pratt & Whitney	1,273	208	—	1,481
UTC Aerospace Systems	15,069	—	(177)	14,892
Sikorsky	353	—	(6)	347
Total Segments	28,163	256	(627)	27,792
Eliminations and other	5	—	(1)	4
Total	$28,168	$256	$(628)	$27,796
Intangible Assets. Identifiable intangible assets are comprised of the following:

	2014		2013
(dollars in millions)	Gross Amount	Accumulated Amortization	Gross Amount	Accumulated Amortization
Amortized:
Service portfolios	$2,103	$(1,309)	$2,234	$(1,295)
Patents and trademarks	361	(190)	380	(181)
IAE collaboration	2,872	(20)	2,273	—
Customer relationships and other	12,189	(2,623)	12,049	(2,199)
	17,525	(4,142)	16,936	(3,675)
Unamortized:
Trademarks and other	2,177	—	2,260	—
Total	$19,702	$(4,142)	$19,196	$(3,675)
Customer relationship intangible assets include payments made to our customers to secure certain contractual rights. We amortize these intangible assets based on the underlying pattern of economic benefit, which may result in an amortization method other than straight-line. We classify amortization of such payments as a reduction of sales. Amortization of intangible assets was $718 million, $710 million and $547 million in 2014, 2013 and 2012, respectively. The IAE collaboration intangible asset is amortized based upon the economic pattern of benefits as represented by the underlying cash flows. Prior to 2014, these cash flows were negative, and, accordingly, no amortization had previously been recorded. The following is the expected amortization of intangible assets for 2015 through 2019, which reflects an increase in expected amortization expense due to the pattern of economic benefit on certain aerospace intangible assets increasing over time:

(dollars in millions)	2015	2016	2017	2018	2019
Amortization expense	$707	$715	$764	$828	$806
NOTE 3: DISCONTINUED OPERATIONS
In 2012, the UTC Board of Directors approved plans for the divestiture of a number of non-core businesses, which were completed with the sale of Pratt & Whitney Rocketdyne (Rocketdyne) on June 14, 2013. Cash generated from these divestitures was used to repay debt incurred to finance the Goodrich acquisition in 2012. On February 12, 2013, we completed the disposition of UTC Power to ClearEdge Power, and have no continuing involvement with the UTC Power business post-disposition.
On December 13, 2012, we completed the sale of the legacy Hamilton Sundstrand Industrial businesses. On August 7, 2012, we completed the disposition of Clipper Windpower (Clipper) and have no continuing involvement with the Clipper business following disposition.
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
The following summarized financial information for our discontinued operations businesses has been segregated from continuing operations and reported as Discontinued Operations in 2013. There was no discontinued operations activity in 2014.

(dollars in millions)	2013
Discontinued Operations:
Net sales	$309
Income from operations	$63
Income tax expense	(32)
Income from operations, net of income taxes	31
Loss on disposal	(33)
Income tax benefit	37
Net income from discontinued operations	$35
NOTE 4: EARNINGS PER SHARE

(dollars in millions, except per share amounts; shares in millions)	2014	2013	2012
Net income attributable to common shareowners:
Net income from continuing operations	$6,220	$5,686	$4,847
Net income from discontinued operations	—	35	283
Net income attributable to common shareowners	$6,220	$5,721	$5,130
Basic weighted average number of shares outstanding	898.3	901.0	895.2
Stock awards	13.3	14.1	11.4
Diluted weighted average number of shares outstanding	911.6	915.1	906.6
Earnings Per Share of Common Stock—Basic:
Net income from continuing operations	$6.92	$6.31	$5.41
Net income from discontinued operations	—	0.04	0.32
Net income attributable to common shareowners	6.92	6.35	5.73
Earnings Per Share of Common Stock—Diluted:
Net income from continuing operations	$6.82	$6.21	$5.35
Net income from discontinued operations	—	0.04	0.31
Net income attributable to common shareowners	6.82	6.25	5.66
The computation of diluted earnings per share excludes the effect of the potential exercise of stock awards, including stock appreciation rights and stock options, when the average market price of the common stock is lower than the exercise price of the related stock awards during the period. These outstanding stock awards are not included in the computation of diluted earnings per share because the effect would have been anti-dilutive. For 2014 and 2012, there were 3.5 million and 4.7 million anti-dilutive stock awards excluded from the computation, respectively. For 2013, there were no anti-dilutive stock awards excluded from the computation.
NOTE 5: COMMERCIAL AEROSPACE INDUSTRY ASSETS AND COMMITMENTS
We have receivables and other financing assets with commercial aerospace industry customers totaling $5,573 million and $6,193 million at December 31, 2014 and 2013, respectively. These include customer financing assets related to commercial aerospace industry customers, consisting of products under lease of $583 million and $662 million, and notes and leases receivable of $424 million and $586 million, at December 31, 2014 and 2013, respectively.
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
We also have other contractual commitments, including commitments to secure certain contractual rights to provide product on new aircraft platforms, which are included in "Other commercial aerospace commitments" in the table below. Payments made on these contractual commitments are included in intangible assets and are amortized over the term of underlying economic benefit. Our commercial aerospace financing and other contractual commitments as of December 31, 2014 were approximately $11.3 billion. We have entered into certain collaboration arrangements, which may include participation by our collaboration partners in these commitments.
The following is the expected maturity of commercial aerospace industry assets and commitments as of December 31, 2014:

(dollars in millions)	Committed	2015	2016	2017	2018	2019	Thereafter
Notes and leases receivable	$424	$43	$103	$42	$26	$25	$185
Commercial aerospace financing commitments	$3,152	$574	$489	$363	$449	$375	$902
Other commercial aerospace commitments	8,165	763	858	948	899	774	3,923
Collaboration partners' share	(2,840)	(370)	(381)	(383)	(380)	(296)	(1,030)
Total commercial commitments	$8,477	$967	$966	$928	$968	$853	$3,795
In exchange for the increased ownership and collaboration interests and intellectual property license, Pratt & Whitney paid Rolls-Royce $1.5 billion at closing with additional payments due to Rolls-Royce contingent upon each hour flown by the V2500-powered aircraft in service as of June 29, 2012 during the fifteen-year period following closing of the purchase. These payments are being capitalized as a collaboration intangible asset and amortized based upon the economic pattern of benefits of the V2500 program as represented by the underlying cash flows. Prior to 2014, these cash flows were negative, and, accordingly, no amortization had previously been recorded. The flight hour payments are included in Other commercial aerospace commitments in the table above.
Our financing commitments with customers are contingent upon maintenance of certain levels of financial condition by the customers. In addition, we have residual value and other guarantees of $632 million as of December 31, 2014.
We have long-term aftermarket maintenance contracts with commercial aerospace industry customers for which revenue is recognized in proportion to actual costs incurred relative to total expected costs to be incurred over the respective contract periods. Billings, however, are typically based on factors such as engine flight hours. The timing differences between the billings and the maintenance costs incurred generates both unbilled receivables and deferred revenues. Unbilled receivables under these long-term aftermarket contracts totaled $823 million and $677 million at December 31, 2014 and 2013, respectively, and are included in Accounts receivable and Other assets in the accompanying Consolidated Balance Sheet. Deferred revenues totaled $3,553 million and $3,230 million at December 31, 2014 and 2013, respectively, and are included in Accrued liabilities and Other long-term liabilities in the accompanying Consolidated Balance Sheet.
Reserves related to aerospace receivables and financing assets were $243 million at both December 31, 2014 and 2013, respectively. Reserves related to financing commitments and guarantees were $67 million and $76 million at December 31, 2014 and 2013, respectively.

NOTE 6: INVENTORIES & CONTRACTS IN PROGRESS

(dollars in millions)	2014	2013
Raw materials	$2,056	$1,983
Work-in-process	3,596	4,600
Finished goods	3,776	3,360
Contracts in progress	8,189	7,929
	17,617	17,872
Less:
Progress payments, secured by lien, on U.S. Government contracts	(300)	(279)
Billings on contracts in progress	(7,452)	(7,263)
	$9,865	$10,330
Raw materials, work-in-process and finished goods are net of valuation reserves of $863 million and $1,025 million as of December 31, 2014 and 2013, respectively. Contracts in progress principally relate to elevator and escalator contracts and include costs of manufactured components, accumulated installation costs and estimated earnings on incomplete contracts.
During the quarter ended June 30, 2014, Sikorsky and the Canadian Government signed amendments to their existing contracts for development, production and support of the CH-148 helicopter. These amendments included significant changes in program scope, governance and delivery methodology. Accordingly, in the second quarter of 2014 we recognized a change in estimate on this program resulting in the liquidation of approximately $1.3 billion of inventory, including all capitalized contract development costs related to this program. As of December 31, 2013, inventory included approximately $740 million of capitalized contract development costs related to this program.
Inventory also includes capitalized contract development costs related to certain aerospace programs at UTC Aerospace Systems. As of December 31, 2014 and 2013, these capitalized costs were $141 million and $159 million, respectively, which will be liquidated as production units are delivered to the customer.
Our sales contracts in many cases are long-term contracts expected to be performed over periods exceeding twelve months. At December 31, 2014 and 2013, approximately 69% of total inventories and contracts in progress have been acquired or manufactured under such long-term contracts, a portion of which is not scheduled for delivery within the next twelve months.
NOTE 7: FIXED ASSETS

(dollars in millions)	Estimated Useful Lives	2014	2013
Land		$408	$434
Buildings and improvements	12-40 years	5,697	5,633
Machinery, tools and equipment	3-20 years	12,375	11,353
Other, including assets under construction		1,284	1,241
		19,764	18,661
Accumulated depreciation		(10,488)	(9,795)
		$9,276	$8,866
Depreciation expense was $1,122 million in 2014, $1,050 million in 2013 and $920 million in 2012.

NOTE 8: ACCRUED LIABILITIES

(dollars in millions)	2014	2013
Advances on sales contracts and service billings	$5,262	$6,444
Accrued salaries, wages and employee benefits	1,909	1,901
Service and warranty accruals	533	505
Litigation and contract matters	505	526
Interest payable	503	481
Income taxes payable	309	540
Accrued property, sales and use taxes	285	280
Accrued workers compensation	275	218
Accrued restructuring costs	264	337
Other	4,161	4,103
	$14,006	$15,335
The decline in Advances on sales contracts and service billings as of December 31, 2014, as compared with December 31, 2013, is largely attributable to the change in estimate on contract amendments signed by Sikorsky and the Canadian Government for the development, production and support for the CH-148 helicopter. This change in estimate resulted in the liquidation of customer advances of approximately $700 million. See Note 6 for further discussion of these amendments.
NOTE 9: BORROWINGS AND LINES OF CREDIT

(dollars in millions)	2014	2013
Short-term borrowings:
Commercial paper	$—	$200
Other borrowings	126	188
Total short-term borrowings	$126	$388
At December 31, 2014, we had revolving credit agreements with various banks permitting aggregate borrowings of up to $4.35 billion pursuant to a $2.20 billion revolving credit agreement and a $2.15 billion multicurrency revolving credit agreement, both of which expire in May, 2019. As of December 31, 2014, there were no borrowings under either of these revolving credit agreements. The undrawn portions of these revolving credit agreements are also available to serve as backup facilities for the issuance of commercial paper. As of December 31, 2014, our maximum commercial paper borrowing limit was $4.35 billion. We use our commercial paper borrowings for general corporate purposes, including the funding of potential acquisitions and repurchases of our common stock.
The weighted-average interest rates applicable to short-term borrowings outstanding at December 31, 2014 and 2013 were 5.7% and 1.8%, respectively. At December 31, 2014, approximately $816 million was available under short-term lines of credit with local banks at our various domestic and international subsidiaries.
On April 1, 2014, we redeemed all remaining outstanding 2016 Goodrich 6.290% notes, representing approximately $188 million in aggregate principal, under our redemption notice issued on February 28, 2014.
During 2013, we repaid approximately $1,698 million of Goodrich and UTC notes bearing interest ranging from 1.200% to 6.290%, with original maturity dates ranging from 2015 to 2021, under previously disclosed redemptions and tender offers. During 2013, a combined net extinguishment loss of approximately $23 million was recognized within Interest expense, net in the accompanying Consolidated Statements of Operations.

Long-term debt consisted of the following as of December 31:

(dollars in millions)	2014	2013
LIBOR § plus 0.500% floating rate notes due 2015	$500	$500
4.875% notes due 2015*	1,200	1,200
6.290% notes due 2016‡	—	188
5.375% notes due 2017*	1,000	1,000
1.800% notes due 2017*	1,500	1,500
6.800% notes due 2018‡	99	99
6.125% notes due 2019*	1,250	1,250
8.875% notes due 2019	271	271
4.500% notes due 2020*	1,250	1,250
4.875% notes due 2020‡	171	171
8.750% notes due 2021	250	250
3.100% notes due 2022*	2,300	2,300
1.550% junior subordinated notes due 2022†	1,100	1,100
7.100% notes due 2027‡	141	141
6.700% notes due 2028	400	400
7.500% notes due 2029*	550	550
5.400% notes due 2035*	600	600
6.050% notes due 2036*	600	600
6.800% notes due 2036‡	134	134
7.000% notes due 2038‡	159	159
6.125% notes due 2038*	1,000	1,000
5.700% notes due 2040*	1,000	1,000
4.500% notes due 2042*	3,500	3,500
Project financing obligations	147	86
Other (including capitalized leases)‡	378	394
Total principal long-term debt	19,500	19,643
Other (fair market value adjustments and discounts)‡	168	210
Total long-term debt	19,668	19,853
Less: current portion	1,796	112
Long-term debt, net of current portion	$17,872	$19,741

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

‡	Includes notes and remaining fair market value adjustments that were assumed as a part of the Goodrich acquisition on July 26, 2012.

§	The three-month LIBOR rate as of December 31, 2014 was approximately 0.2%.
The project financing obligations noted above are associated with the sale of rights to unbilled revenues related to the ongoing activity of an entity owned by UTC Climate, Controls & Security. The percentage of total short-term borrowings and long-term debt at variable interest rates was 4% and 5% at December 31, 2014 and 2013, respectively. Interest rates on our commercial paper borrowings are considered variable due to their short-term duration and high-frequency of turnover.

The schedule of principal payments required on long-term debt for the next five years and thereafter is:

(dollars in millions)
2015	$1,796
2016	110
2017	2,518
2018	118
2019	1,570
Thereafter	13,388
Total	$19,500
We have an existing universal shelf registration statement filed with the Securities and Exchange Commission (SEC) for an indeterminate amount of securities for future issuance, subject to our internal limitations on the amount of securities to be issued under this shelf registration statement.
NOTE 10: EQUITY
A summary of the changes in each component of accumulated other comprehensive (loss) income, net of tax for the years ended December 31, 2014 and 2013 is provided below:

(dollars in millions)	Foreign Currency Translation	Defined Benefit Pension and Post-retirement Plans	Unrealized Gains (Losses) on Available-for- Sale Securities	Unrealized Hedging (Losses) Gains	Accumulated Other Comprehensive (Loss) Income
Balance at December 31, 2012	$654	$(6,250)	$145	$3	$(5,448)
Other comprehensive (loss) income before reclassifications, net	(509)	2,409	208	(100)	2,008
Amounts reclassified, pre-tax	25	906	(91)	23	863
Tax (benefit) expense reclassified	—	(332)	34	(5)	(303)
Balance at December 31, 2013	$170	$(3,267)	$296	$(79)	$(2,880)
Other comprehensive (loss) income before reclassifications, net	(1,228)	(2,708)	28	(205)	(4,113)
Amounts reclassified, pre-tax	7	416	(20)	96	499
Tax (benefit) expense reclassified	—	(150)	4	(21)	(167)
Balance at December 31, 2014	$(1,051)	$(5,709)	$308	$(209)	$(6,661)
Amounts reclassified related to our defined benefit pension and postretirement plans include amortization of prior service costs and transition obligations, and actuarial net losses recognized during each period presented. These costs are recorded as components of net periodic pension cost for each period presented (see Note 12 for additional details).
Changes in noncontrolling interests that do not result in a change of control, and where there is a difference between fair value and carrying value, are accounted for as equity transactions. A summary of these changes in ownership interests in subsidiaries and the pro-forma effect on Net income attributable to common shareowners had they been recorded through net income is provided below:

(dollars in millions)	2014	2013	2012
Net income attributable to common shareowners	$6,220	$5,721	$5,130
Transfers to noncontrolling interests:
Increase in common stock for sale of subsidiary shares	4	—	—
Decrease in common stock for purchase of subsidiary shares	(75)	(49)	(34)
Net income attributable to common shareowners after transfers to noncontrolling interests	$6,149	$5,672	$5,096

NOTE 11: INCOME TAXES
Income Before Income Taxes. The sources of income from continuing operations before income taxes are:

(dollars in millions)	2014	2013	2012
United States	$4,270	$3,658	$2,595
Foreign	4,617	4,654	4,316
	$8,887	$8,312	$6,911
With few exceptions, U.S. income taxes have not been provided on undistributed earnings of UTC's international subsidiaries. These earnings relate to ongoing operations and were approximately $28 billion as of December 31, 2014. It is not practicable to estimate the amount of tax that might be payable. We intend to reinvest these earnings permanently outside the U.S. or to repatriate the earnings only when it is tax effective to do so.
Provision for Income Taxes. The income tax expense (benefit) for the years ended December 31, 2014, 2013 and 2012 consisted of the following components:

(dollars in millions)	2014	2013	2012
Current:
United States:
Federal	$349	$616	$403
State	47	55	9
Foreign	1,492	1,325	1,179
	1,888	1,996	1,591
Future:
United States:
Federal	408	262	335
State	(39)	36	111
Foreign	7	(56)	(326)
	376	242	120
Income tax expense	$2,264	$2,238	$1,711
Attributable to items credited (charged) to equity and goodwill	$1,535	$(1,661)	$297
Reconciliation of Effective Income Tax Rate. Differences between effective income tax rates and the statutory U.S. federal income tax rate are as follows:

	2014	2013	2012
Statutory U.S. federal income tax rate	35.0%	35.0%	35.0%
Tax on international activities	(3.4)%	(5.8)%	(6.4)%
Tax audit settlements	(4.2)%	(0.4)%	(3.4)%
Other	(1.9)%	(1.9)%	(0.4)%
Effective income tax rate	25.5%	26.9%	24.8%
The 2014 effective tax rate reflects a favorable tax adjustment of $213 million related to the conclusion of the examination of UTC’s 2009 - 2010 tax years, a favorable tax adjustment of $84 million related to the resolution of disputed tax matters with the Appeals Division of the IRS for UTC’s 2006 - 2008 tax years, a favorable tax impact of $40 million related to the conclusion of the State of Connecticut's review of UTC’s 2010 - 2012 tax years and a favorable tax impact of $34 million related to the conclusion of the Canada Revenue Agency’s examination of the company's research credits claimed in 2006-2012. Also included is a favorable tax adjustment of $175 million associated with management’s decision to repatriate additional high taxed dividends from the current year. These are partially offset by an unfavorable tax adjustment of approximately $265 million related to the 1998 reorganization of the corporate structure of Otis operations in Germany, a matter which is currently in litigation. This is reported in the table above in tax on international activities.
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
The tax effects of net temporary differences and tax carryforwards which gave rise to future income tax benefits and payables at December 31, 2014 and 2013 are as follows:

(dollars in millions)	2014	2013
Future income tax benefits:
Insurance and employee benefits	$1,122	$747
Other asset basis differences	369	365
Other liability basis differences	1,039	1,187
Tax loss carryforwards	418	386
Tax credit carryforwards	905	1,184
Valuation allowances	(428)	(669)
	$3,425	$3,200
Future income taxes payable:
Insurance and employee benefits	$(1,911)	$(992)
Other asset basis differences	4,584	4,649
Other items, net	(124)	(178)
Tax loss carryforwards	(242)	(346)
Tax credit carryforwards	(58)	(68)
Valuation allowances	184	273
	$2,433	$3,338
The future income taxes payable balances of $2,433 million and $3,338 million, reflected in the table above, for the years ended December 31, 2014 and 2013, respectively, are reported in accrued liabilities and other long-term liabilities on our Consolidated Balance Sheet.
Valuation allowances have been established primarily for tax credit carryforwards, tax loss carryforwards, and certain foreign temporary differences to reduce the future income tax benefits to expected realizable amounts. The table above reflects reductions in 2014 to tax credit carryforwards and valuation allowances associated with an agreement with a state taxing authority for the monetization of tax credits.
Tax Credit and Loss Carryforwards. At December 31, 2014, tax credit carryforwards, principally state and foreign, and tax loss carryforwards, principally state and foreign, were as follows:

(dollars in millions)	Tax Credit Carryforwards	Tax Loss Carryforwards
Expiration period:
2015-2019	$29	$555
2020-2024	10	242
2025-2034	243	726
Indefinite	681	2,118
Total	$963	$3,641
Unrecognized Tax Benefits. At December 31, 2014, we had gross tax-effected unrecognized tax benefits of $1,089 million, of which, $1,002 million, if recognized, would impact the effective tax rate. A reconciliation of the beginning and ending amounts of unrecognized tax benefits and interest expense related to unrecognized tax benefits for the years ended December 31, 2014, 2013 and 2012 is as follows:

(dollars in millions)	2014	2013	2012
Balance at January 1	$1,223	$1,073	$946
Additions for tax positions related to the current year	164	113	232
Additions for tax positions of prior years	435	211	221
Reductions for tax positions of prior years	(47)	(41)	(21)
Settlements	(686)	(133)	(305)
Balance at December 31	$1,089	$1,223	$1,073
Gross interest expense related to unrecognized tax benefits	$180	$51	$40
Total accrued interest balance at December 31	$292	$262	$270
Included in the balance at December 31, 2014 is $87 million of tax positions whose tax characterization is highly certain but for which there is uncertainty about the timing of tax return inclusion. Because of the impact of deferred tax accounting, other than interest and penalties, the timing would not impact the annual effective tax rate but could accelerate the payment of cash to the taxing authority to an earlier period.
We conduct business globally and, as a result, UTC or one or more of our subsidiaries files income tax returns in the U.S. federal jurisdiction and various state and foreign jurisdictions. In the normal course of business we are subject to examination by taxing authorities throughout the world, including such major jurisdictions as Australia, Belgium, Brazil, Canada, China, France, Germany, Hong Kong, India, Italy, Japan, Singapore, South Korea, Spain, the United Kingdom and the United States. With few exceptions, we are no longer subject to U.S. federal, state and local, or non-U.S. income tax examinations for years before 2003.
During the quarter ended December 31, 2014, the Company resolved certain litigation and Internal Revenue Service (IRS) Appeals proceedings related to an issue involving the proper timing of deductions taken by Goodrich Corporation in its tax years 2005 through 2010, prior to its acquisition by UTC. As a result, the Company recognized non-cash gains of approximately $93 million during the fourth quarter of 2014, primarily comprised of pre-tax interest.
During the quarter ended September 30, 2014, IRS Appeals proceedings for UTC tax years 2006 through 2008 were completed. Additionally, during the quarter ended September 30, 2014, an agreement was reached between the Company and the Canada Revenue Agency (CRA) with respect to the amount of the research credits to which the Company was entitled for tax years 2006 through 2012. As a result of the completed IRS Appeals activity and agreement with the CRA, the Company recognized predominantly non-cash gains of approximately $141 million, including a pre-tax interest adjustment of $23 million. Additionally, during the third quarter of 2014, the IRS commenced audits of UTC tax years 2011 and 2012 as well as pre-acquisition Goodrich tax years 2011 and 2012 through the date of acquisition by UTC, both of which are expected to continue beyond the next twelve months.
During the quarter ended June 30, 2014, the Examination Division of the IRS completed a review of UTC tax years 2009 and 2010 and the Examination Division of the Connecticut Department of Revenue Services completed a review of UTC’s tax years 2010 through 2012. As a result of the completion of these examinations, the Company recognized predominantly non-cash gains of approximately $274 million, including a pre-tax interest adjustment of $21 million. The Company also reached an agreement with a state taxing authority during the second quarter of 2014 for the monetization of tax credits resulting in a gain of approximately $220 million through Other income, net in the quarter ended June 30, 2014. Additionally, a dispute related to a proposed disallowance of certain deductions claimed in France for tax years 2008 through

2011 was settled with the French Tax Authority during the quarter ended June 30, 2014 consistent with reserves that had been established for the matter.
During 2013, the Company recognized a predominantly non-cash settlement gain of approximately $34 million for interest relating to the closure of IRS audits of UTC through 2005. During 2013, the IRS also completed examination activity of Goodrich tax years 2009 and 2010, prior to its acquisition by UTC, resulting in a non-cash settlement gain of approximately $24 million, including $2 million of interest. Additionally, certain litigation regarding the proper timing of deductions taken by Goodrich in its tax years 2001 and 2002, prior to its acquisition by UTC, was resolved in 2013 resulting in recognition of a non-cash settlement gain of approximately $25 million, including $12 million of interest.
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
It is reasonably possible that over the next 12 months the amount of unrecognized tax benefits may change within a range of a net increase of $95 million to a net decrease of $445 million as a result of additional worldwide uncertain tax positions, the revaluation of current uncertain tax positions arising from developments in examinations, in appeals, or in the courts, or the closure of tax statutes.
See Note 17, Contingent Liabilities, for discussion regarding uncertain tax positions, included in the above range, related to pending litigation with respect to certain deductions claimed in Germany.
NOTE 12: EMPLOYEE BENEFIT PLANS
We sponsor numerous domestic and foreign employee benefit plans, which are discussed below.
Employee Savings Plans. We sponsor various employee savings plans. Our contributions to employer sponsored defined contribution plans were $330 million, $335 million and $256 million for 2014, 2013 and 2012, respectively.
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
Shares of common stock are allocated to employees' ESOP accounts at fair value on the date earned. Cash dividends on common stock held by the ESOP are used for debt service payments. Participants receive additional shares in lieu of cash dividends. Common stock allocated to ESOP participants is included in the average number of common shares outstanding for both basic and diluted earnings per share. At December 31, 2014, 29.9 million common shares had been allocated to employees, leaving 14.2 million unallocated common shares in the ESOP Trust, with an approximate fair value of $1.6 billion.
Pension Plans. We sponsor both funded and unfunded domestic and foreign defined benefit pension plans that cover a large number of our employees. Our plans use a December 31 measurement date consistent with our fiscal year.

(dollars in millions)	2014	2013
Change in Benefit Obligation:
Beginning balance	$33,026	$35,708
Service cost	487	569
Interest cost	1,517	1,373
Actuarial loss (gain)	5,277	(3,027)
Total benefits paid	(1,939)	(1,601)
Net settlement and curtailment gain	(1)	(53)
Plan amendments	5	224
Other	(519)	(167)
Ending balance	$37,853	$33,026

Change in Plan Assets:
Beginning balance	$31,355	$29,928
Actual return on plan assets	3,140	3,019
Employer contributions	615	236
Benefits paid from plan assets	(1,939)	(1,601)
Other	(433)	(227)
Ending balance	$32,738	$31,355

Funded Status:
Fair value of plan assets	$32,738	$31,355
Benefit obligations	(37,853)	(33,026)
Funded status of plan	$(5,115)	$(1,671)

Amounts Recognized in the Consolidated Balance Sheet Consist of:
Noncurrent assets	$681	$768
Current liability	(104)	(74)
Noncurrent liability	(5,692)	(2,365)
Net amount recognized	$(5,115)	$(1,671)

Amounts Recognized in Accumulated Other Comprehensive Loss Consist of:
Net actuarial loss	$9,068	$5,261
Prior service credit	(27)	(37)
Net amount recognized	$9,041	$5,224

Included within "Actuarial loss (gain)" in the Change in Benefit Obligation in 2014 above, is a $1.1 billion increase to the projected benefit obligation resulting from the adoption of the new mortality base table (RP-2014) with projection scale (MP-2014) that was published by the Society of Actuaries in 2014. The amounts included in "Other" in the preceding table primarily reflect the impact of foreign exchange translation, primarily for plans in the U.K. and Canada.
In 2014, we offered a voluntary lump-sum pension payout program to certain eligible terminated vested participants (generally any terminated vested participant with a lump sum value of $50,000 or less) that would settle our obligation to those participants accepting the offer. The program provides participants with a one-time choice of electing to receive a lump-sum settlement in lieu of receiving a future monthly pension benefit. Payments to participants who accepted the offer began in 2014 and will be completed in early 2015. In 2014, as part of this voluntary lump sum program, the Company settled $311 million of its projected benefit obligation, and expects to settle approximately another $147 million in early 2015.
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
We made $200 million of cash contributions to our domestic defined benefit pension plans and made $317 million of cash contributions to our foreign defined benefit pension plans in 2014. In 2013, we made no significant contributions to our domestic defined benefit pension plans and made $108 million of cash contributions to our foreign defined benefit pension plans.
Information for pension plans with accumulated benefit obligations in excess of plan assets:

(dollars in millions)	2014	2013
Projected benefit obligation	$34,261	$22,142
Accumulated benefit obligation	33,495	21,475
Fair value of plan assets	28,478	19,884
The accumulated benefit obligation for all defined benefit pension plans was $36.9 billion and $31.9 billion at December 31, 2014 and 2013, respectively.
The components of the net periodic pension cost are as follows:

(dollars in millions)	2014	2013	2012
Pension Benefits:
Service cost	$487	$569	$500
Interest cost	1,517	1,373	1,331
Expected return on plan assets	(2,215)	(2,107)	(1,944)
Amortization of prior service credit	(8)	(34)	(24)
Amortization of unrecognized net transition obligation	—	—	1
Recognized actuarial net loss	429	954	722
Net settlement and curtailment loss	13	1	77
Net periodic pension cost - employer	$223	$756	$663
Net settlements and curtailment losses for pension benefits includes curtailment gains of approximately $24 million related to, and recorded in, discontinued operations for the year ended December 31, 2013.
Other changes in plan assets and benefit obligations recognized in other comprehensive loss in 2014 are as follows:

(dollars in millions)
Current year actuarial loss	$4,353
Amortization of actuarial loss	(429)
Current year prior service cost	5
Amortization of prior service credit	8
Other	(120)
Total recognized in other comprehensive loss	$3,817
Net recognized in net periodic pension cost and other comprehensive loss	$4,040
The estimated amount that will be amortized from accumulated other comprehensive loss into net periodic pension cost in 2015 is as follows:

(dollars in millions)
Net actuarial loss	$888
Prior service credit	(13)
$875

Major assumptions used in determining the benefit obligation and net cost for pension plans are presented in the following table as weighted-averages:

	Benefit Obligation		Net Cost
	2014	2013	2014	2013	2012
Discount rate	3.8%	4.7%	4.7%	4.0%	4.6%
Salary scale	4.2%	4.2%	4.2%	4.2%	4.3%
Expected return on plan assets	—	—	7.6%	7.7%	7.7%
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
The plans' investment management objectives include maintaining an adequate level of diversification, reducing interest rate and market risk, and providing adequate liquidity to meet immediate and future benefit payment requirements. Globally, investment strategies target a mix of 55% to 65% of growth seeking assets and 35% to 45% income generating and hedging assets using a wide diversification of asset types, fund strategies and investment managers. The growth seeking allocation consists of global public equities in developed and emerging countries, private equity, real estate and balanced market risk strategies. Within public equities, approximately 10% of the total investment portfolio is an enhanced equity strategy that invests in publicly traded equity and fixed income securities, derivatives and foreign currency. Investments in private equity are primarily via limited partnership interests in buy-out strategies with smaller allocations to distressed debt funds. The real estate strategy is principally concentrated in directly held U.S. core investments with some smaller investments in international, value-added and opportunistic strategies. Within the income generating assets, the fixed income portfolio consists of mainly government and broadly diversified high quality corporate bonds.
The plans have continued their pension risk management techniques designed to reduce the plan's interest rate risk. More specifically, the plans have incorporated liability hedging programs that include the adoption of a risk reduction objective as part of the long-term investment strategy. Under this objective the interest rate hedge is dynamically increased as funded status improves. The hedging programs incorporate a range of assets and investment tools, each with ranging interest rate sensitivity. The investment portfolios are currently hedging approximately 35% to 45% of the interest rate sensitivity of the pension plan liabilities.

The fair values of pension plan assets at December 31, 2014 and 2013 by asset category are as follows:

(dollars in millions)	Quoted Prices in Active Markets For Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Asset Category:
Public Equities
Global Equities	$6,569	$2	$—	$6,571
Global Equity Commingled Funds [1]	—	5,431	—	5,431
Enhanced Global Equities [2]	292	2,191	525	3,008
Private Equities [3]	—	—	1,400	1,400
Fixed Income Securities
Governments	509	1,132	—	1,641
Corporate Bonds	4	9,190	309	9,503
Structured Products [4]	—	124	—	124
Real Estate [5]	—	12	1,913	1,925
Other [6]	—	2,244	—	2,244
Cash & Cash Equivalents [7]	201	247	—	448
Subtotal	$7,575	$20,573	$4,147	32,295
Other Assets & Liabilities [8]				443
Total at December 31, 2014				$32,738
Public Equities
Global Equities	$6,840	$1	$—	$6,841
Global Equity Commingled Funds [1]	—	4,881	—	4,881
Enhanced Global Equities [2]	261	2,241	500	3,002
Private Equities [3]	—	—	1,339	1,339
Fixed Income Securities
Governments	424	1,307	—	1,731
Corporate Bonds	—	8,461	296	8,757
Structured Products [4]	—	80	—	80
Real Estate [5]	—	13	1,800	1,813
Other [6]	—	2,110	—	2,110
Cash & Cash Equivalents [7]	2	207	—	209
Subtotal	$7,527	$19,301	$3,935	30,763
Other Assets & Liabilities [8]				592
Total at December 31, 2013				$31,355

Note 1	Represents commingled funds that invest primarily in common stocks.

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
Our common stock represents approximately 3% of total plan assets at December 31, 2014 and 2013. We review our assets at least quarterly to ensure we are within the targeted asset allocation ranges and, if necessary, asset balances are adjusted back within target allocations. We employ a broadly diversified investment manager structure that includes diversification by active and passive management, style, capitalization, country, sector, industry and number of investment managers.

The fair value measurement of plan assets using significant unobservable inputs (Level 3) changed due to the following:

(dollars in millions)	Enhanced Global Equities	Private Equities	Corporate Bonds	Real Estate	Total
Balance, December 31, 2012	$447	$1,202	$276	$1,785	$3,710
Realized gains	—	195	—	20	215
Unrealized gains (losses) relating to instruments still held in the reporting period	50	(9)	2	102	145
Purchases, sales, and settlements, net	3	(49)	18	(107)	(135)
Balance, December 31, 2013	500	1,339	296	1,800	3,935
Realized gains	35	257	—	11	303
Unrealized (losses) gains relating to instruments still held in the reporting period	(23)	(23)	1	79	34
Purchases, sales, and settlements, net	13	(173)	12	23	(125)
Balance, December 31, 2014	$525	$1,400	$309	$1,913	$4,147
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
ESTIMATED FUTURE CONTRIBUTIONS AND BENEFIT PAYMENTS
Although we are not required to make additional contributions to our domestic defined benefit pension plans through the end of 2019, we may elect to make discretionary contributions in 2015. We expect to make total contributions of approximately $350 million to our global defined benefit pension plans in 2015, including discretionary contributions of approximately $200 million to our domestic defined benefit pension plans. Contributions do not reflect benefits to be paid directly from corporate assets.
Benefit payments, including amounts to be paid from corporate assets, and reflecting expected future service, as appropriate, are expected to be paid as follows: $1,994 million in 2015, $1,824 million in 2016, $1,895 million in 2017, $1,975 million in 2018, $2,040 million in 2019, and $11,091 million from 2020 through 2024.
Postretirement Benefit Plans. We sponsor a number of postretirement benefit plans that provide health and life benefits to eligible retirees. Such benefits are provided primarily from domestic plans, which comprise approximately 88% of the benefit obligation. The postretirement plans are unfunded.

(dollars in millions)	2014	2013
Change in Benefit Obligation:
Beginning balance	$987	$1,106
Service cost	3	3
Interest cost	41	38
Actuarial loss (gain)	7	(62)
Total benefits paid	(107)	(119)
Other	21	21
Ending balance	$952	$987

Change in Plan Assets:
Beginning balance	$—	$—
Employer contributions	85	95
Benefits paid from plan assets	(107)	(119)
Other	22	24
Ending balance	$—	$—

Funded Status:
Fair value of plan assets	$—	$—
Benefit obligations	(952)	(987)
Funded status of plan	$(952)	$(987)

Amounts Recognized in the Consolidated Balance Sheet Consist of:
Current liability	$(89)	$(86)
Noncurrent liability	(863)	(901)
Net amount recognized	$(952)	$(987)

Amounts Recognized in Accumulated Other Comprehensive Loss Consist of:
Net actuarial gain	$(113)	$(124)
Prior service cost (credit)	1	(1)
Net amount recognized	$(112)	$(125)
We modified the postretirement medical benefits provided to legacy Goodrich salaried employees by eliminating any company subsidy for retirements that occur after January 31, 2014. This resulted in a $16 million reduction in the projected benefit obligation as of July 26, 2012.
The components of net periodic benefit cost are as follows:

(dollars in millions)	2014	2013	2012
Other Postretirement Benefits:
Service cost	$3	$3	$3
Interest cost	41	38	37
Amortization of prior service credit	(1)	(10)	(4)
Recognized actuarial net gain	(4)	(4)	(6)
Net settlement and curtailment gain	—	—	(2)
Net periodic other postretirement benefit cost	$39	$27	$28

Other changes in plan assets and benefit obligations recognized in other comprehensive loss in 2014 are as follows:

(dollars in millions)
Current year actuarial loss	$9
Amortization of prior service credit	1
Amortization of actuarial net gain	4
Other	(1)
Total recognized in other comprehensive loss	$13
Net recognized in net periodic other postretirement benefit cost and other comprehensive loss	$52
The estimated amounts that will be amortized from accumulated other comprehensive loss into net periodic benefit cost in 2015 include actuarial net gains of $4 million.
Major assumptions used in determining the benefit obligation and net cost for postretirement plans are presented in the following table as weighted-averages:

	Benefit Obligation		Net Cost
	2014	2013	2014	2013	2012
Discount rate	3.8%	4.4%	4.4%	3.6%	4.2%
Assumed health care cost trend rates are as follows:

	2014	2013
Health care cost trend rate assumed for next year	7.0%	7.5%
Rate that the cost trend rate gradually declines to	5.0%	5.0%
Year that the rate reaches the rate it is assumed to remain at	2019	2019
Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

	2014 One-Percentage-Point
(dollars in millions)	Increase	Decrease
Effect on total service and interest cost	$3	$(3)
Effect on postretirement benefit obligation	54	(46)
ESTIMATED FUTURE BENEFIT PAYMENTS
Benefit payments, including net amounts to be paid from corporate assets and reflecting expected future service, as appropriate, are expected to be paid as follows: $89 million in 2015, $86 million in 2016, $81 million in 2017, $75 million in 2018, $69 million in 2019, and $281 million from 2020 through 2024.
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
Our participation in these plans for the annual periods ended December 31 is outlined in the table below. Unless otherwise noted, the most recent Pension Protection Act (PPA) zone status available in 2014 and 2013 is for the plan's year-end at June 30, 2013, and June 30, 2012, respectively. The zone status is based on information that we received from the plan and is certified by the plan's actuary. Our significant plan is in the green zone which represents at least 80% funded and does not require a financial improvement plan (FIP) or a rehabilitation plan (RP).

(dollars in millions)		Pension Protection Act Zone Status		FIP/ RP Status	Contributions
Pension Fund	EIN/Pension Plan Number	2014	2013	Pending/ Implemented	2014	2013	2012	Surcharge Imposed	Expiration Date of Collective-Bargaining Agreement
National Elevator Industry Pension Plan	23-2694291	Green	Green	No	$79	$71	$63	No	July 8, 2017
Other funds					34	34	36
					$113	$105	$99
For the plan years ended June 30, 2013 and 2012, respectively, we were listed in the National Elevator Industry Pension Plan's Forms 5500 as providing more than 5% of the total contributions for the plan. At the date these financial statements were issued, Forms 5500 were not available for the plan year ending June 30, 2014.
In addition, we participate in several multiemployer arrangements that provide postretirement benefits other than pensions, with the National Elevator Industry Health Benefit Plan being the most significant. These arrangements generally provide medical and life benefits for eligible active employees and retirees and their dependents. Contributions to multiemployer plans that provide postretirement benefits other than pensions were $14 million, $12 million and $11 million for 2014, 2013 and 2012, respectively.
Stock-based Compensation. UTC's long-term incentive plan authorizes various types of market and performance based incentive awards that may be granted to officers and employees. Our Long-Term Incentive Plan (LTIP) was amended and restated effective April 28, 2014. Since the LTIP's inception in 2005, a total of 149 million shares have been authorized for issuance pursuant to awards under the LTIP. All equity-based compensation awards are made exclusively through the LTIP. As of December 31, 2014, approximately 53 million shares remain available for awards under the LTIP. The LTIP does not contain an aggregate annual award limit. We expect that the shares awarded on an annual basis will range from 1.0% to 1.5% of shares outstanding. The LTIP will expire after all shares have been awarded or April 30, 2020, whichever is sooner.
Under the LTIP and predecessor long-term incentive plans, the exercise price of awards is set on the grant date and may not be less than the fair market value per share on that date. Generally, stock appreciation rights and stock options have a term of ten years and a minimum three-year vesting period. In the event of retirement, awards held for more than one year may become vested and exercisable subject to certain terms and conditions. LTIP awards with performance-based vesting generally have a minimum three-year vesting period and vest based on performance against pre-established metrics. In the event of retirement, vesting for awards held more than one year does not accelerate but may vest as scheduled based on actual performance relative to target metrics. We have historically repurchased shares of our common stock in an amount at least equal to the number of shares issued under our equity compensation arrangements and will continue to evaluate this policy in conjunction with our overall share repurchase program.
We measure the cost of all share-based payments, including stock options, at fair value on the grant date and recognize this cost in the Consolidated Statement of Operations. For the years ended December 31, 2014, 2013 and 2012, $240 million, $275 million and $210 million, respectively, of compensation cost was recognized in operating results. The associated future income tax benefit recognized was $80 million, $97 million and $76 million for the years ended December 31, 2014, 2013 and 2012, respectively.
For the years ended December 31, 2014, 2013 and 2012, the amount of cash received from the exercise of stock options was $187 million, $378 million and $381 million, respectively, with an associated tax benefit realized of $125 million, $194 million and $111 million, respectively. In addition, for the years ended December 31, 2014, 2013 and 2012, the associated tax benefit realized from the vesting of performance share units and other restricted awards was $49 million, $26 million and $15 million, respectively. Also, in accordance with the Compensation—Stock Compensation Topic of the FASB ASC, for the years ended December 31, 2014, 2013 and 2012, $103 million, $115 million and $67 million, respectively, of certain tax benefits have been reported as operating cash outflows with corresponding cash inflows from financing activities.
At December 31, 2014, there was $182 million of total unrecognized compensation cost related to non-vested equity awards granted under long-term incentive plans. This cost is expected to be recognized ratably over a weighted-average period of 1.9 years.

A summary of the transactions under all long-term incentive plans for the year ended December 31, 2014 follows:

	Stock Options		Stock Appreciation Rights		Performance Share Units		Other Incentive Shares/Units
(shares and units in thousands)	Shares	Average Price*	Shares	Average Price*	Units	Average Price**
Outstanding at:
December 31, 2013	6,239	$57.88	38,215	$72.33	2,701	$78.77	1,478
Granted	194	112.54	4,516	112.47	688	112.49	387
Ancillary***	—	—	—	—	292	79.00	—
Exercised/earned	(3,846)	51.57	(3,941)	66.54	(1,095)	79.00	(324)
Cancelled	(299)	52.91	(386)	89.16	(54)	88.09	(46)
December 31, 2014	2,288	$73.76	38,404	$77.48	2,532	$87.65	1,495

*	weighted-average exercise price

**	weighted-average grant stock price

***	ancillary shares granted based on actual performance achieved on the 2011 award
 The weighted-average grant date fair value of stock options and stock appreciation rights granted during 2014, 2013, and 2012 was $28.36, $19.91 and $19.32, respectively. The weighted-average grant date fair value of performance share units, which vest upon achieving certain performance metrics, granted during 2014, 2013, and 2012 was $125.41, $91.71 and $82.15, respectively. The total fair value of awards vested during the years ended December 31, 2014, 2013 and 2012 was $226 million, $219 million and $187 million, respectively. The total intrinsic value (which is the amount by which the stock price exceeded the exercise price on the date of exercise) of stock options and stock appreciation rights exercised during the years ended December 31, 2014, 2013 and 2012 was $425 million, $608 million and $370 million, respectively. The total intrinsic value (which is the stock price at vesting) of performance share units and other restricted awards vested was $154 million, $75 million and $46 million during the years ended December 31, 2014, 2013 and 2012, respectively.
The following table summarizes information about equity awards outstanding that are vested and expected to vest and equity awards outstanding that are exercisable at December 31, 2014:

	Equity Awards Vested and Expected to Vest				Equity Awards That Are Exercisable
(shares in thousands; aggregate intrinsic value in millions)	Awards	Average Price*	Aggregate Intrinsic Value	Remaining Term**	Awards	Average Price*	Aggregate Intrinsic Value	Remaining Term**
Stock Options/Stock Appreciation Rights	40,553	$76.56	$1,559	5.6	24,763	$68.13	$1,161	4.0
Performance Share Units/Restricted Stock	3,230	—	371	1.1

*	weighted-average exercise price per share

**	weighted-average contractual remaining term in years
The fair value of each option award is estimated on the date of grant using a binomial lattice model. The following table indicates the assumptions used in estimating fair value for the years ended December 31, 2014, 2013 and 2012. Lattice-based option models incorporate ranges of assumptions for inputs, those ranges are as follows:

	2014	2013	2012
Expected volatility	22% - 26%	26% - 27%	30% - 35%
Weighted-average volatility	26%	27%	30%
Expected term (in years)	7.6 - 8.0	7.3 - 7.6	7.4 - 7.7
Expected dividends	2.2%	2.6%	2.3%
Risk-free rate	0.0% - 3.1%	0.1% - 1.9%	0.0% - 2.0%
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

NOTE 13: RESTRUCTURING COSTS
During 2014, we recorded net pre-tax restructuring costs totaling $368 million for new and ongoing restructuring actions. We recorded charges in the segments as follows:

(dollars in millions)
Otis	$87
UTC Climate, Controls & Security	116
Pratt & Whitney	64
UTC Aerospace Systems	82
Sikorsky	14
Eliminations and other	5
Total	$368
Restructuring charges incurred in 2014 primarily relate to actions initiated during 2014 and 2013, and were recorded as follows:

(dollars in millions)
Cost of sales	$183
Selling, general and administrative	185
Total	$368
2014 Actions. During 2014, we initiated restructuring actions relating to ongoing cost reduction efforts, including workforce reductions and consolidation of field operations. We recorded net pre-tax restructuring costs totaling $345 million for restructuring actions initiated in 2014, consisting of $155 million in cost of sales and $190 million in selling, general and administrative expenses.
We are targeting to complete in 2015 the majority of the remaining workforce and all facility related cost reduction actions initiated in 2014. No specific plans for significant other actions have been finalized at this time. The following table summarizes the accrual balances and utilization by cost type for the 2014 restructuring actions:

(dollars in millions)	Severance	Asset Write-Downs	Facility Exit, Lease Termination & Other Costs	Total
Net pre-tax restructuring costs	$275	$8	$62	$345
Utilization and foreign exchange	(113)	(8)	(53)	(174)
Balance at December 31, 2014	$162	$—	$9	$171
The following table summarizes expected, incurred and remaining costs for the 2014 restructuring actions by segment:

(dollars in millions)	Expected Costs	Cost Incurred During 2014	Remaining Costs at December 31, 2014
Otis	$137	$(98)	$39
UTC Climate, Controls & Security	122	(86)	36
Pratt & Whitney	84	(64)	20
UTC Aerospace Systems	115	(72)	43
Sikorsky	20	(20)	—
Eliminations and other	5	(5)	—
Total	$483	$(345)	$138
2013 Actions. During 2014, we recorded net pre-tax restructuring costs totaling $29 million for restructuring actions initiated in 2013, consisting of $30 million in cost of sales offset by a reduction of $1 million in selling, general and administrative expenses. The 2013 actions relate to ongoing cost reduction efforts, including workforce reductions and the consolidation of field operations. The following table summarizes the accrual balances and utilization by cost type for the 2013 restructuring actions:

(dollars in millions)	Severance	Asset Write- Downs	Facility Exit, Lease Termination and Other Costs	Total
Restructuring accruals at January 1, 2014	$196	$—	$19	$215
Net pre-tax restructuring costs	9	1	19	29
Utilization and foreign exchange	(137)	(1)	(21)	(159)
Balance at December 31, 2014	$68	$—	$17	$85
The following table summarizes expected, incurred and remaining costs for the 2013 programs by segment:

(dollars in millions)	Expected Costs	Costs Incurred During 2013	Costs Incurred During 2014	Remaining Costs at December 31, 2014
Otis	$69	$(69)	$—	$—
UTC Climate, Controls & Security	121	(89)	(25)	7
Pratt & Whitney	162	(154)	(5)	3
UTC Aerospace Systems	86	(71)	(7)	8
Sikorsky	30	(38)	8	—
Total	$468	$(421)	$(29)	$18
2012 Actions. During 2014, we reversed net pre-tax restructuring accruals totaling $6 million for restructuring actions initiated in 2012. As of December 31, 2014, there are no remaining costs to complete the 2012 actions.
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
The four quarter rolling average of the notional amount of foreign exchange contracts hedging foreign currency transactions was $13.9 billion and $12.3 billion at December 31, 2014 and 2013, respectively. Additional information pertaining to foreign exchange and hedging activities is included in Note 1.
The following table summarizes the fair value of derivative instruments as of December 31, 2014 and 2013 which consist solely of foreign exchange contracts:

	Asset Derivatives		Liability Derivatives
(dollars in millions)	2014	2013	2014	2013
Derivatives designated as hedging instruments	$3	$59	$248	$103
Derivatives not designated as hedging instruments	139	31	71	54
The impact from foreign exchange derivative instruments that qualified as cash flow hedges was as follows:

	Year Ended December 31,
(dollars in millions)	2014	2013
Loss recorded in Accumulated other comprehensive loss	$(263)	$(136)
Loss reclassified from Accumulated other comprehensive loss into Product sales (effective portion)	$96	$25
Assuming current market conditions continue, a $121 million pre-tax loss is expected to be reclassified from Accumulated other comprehensive loss into Product sales to reflect the fixed prices obtained from foreign exchange hedging within the next 12 months. At December 31, 2014, all derivative contracts accounted for as cash flow hedges mature by January 2017.

We recognized a gain of $51 million and $22 million in Other income, net on the Consolidated Statement of Operations from foreign exchange contracts not designated as hedging instruments in 2014 and 2013, respectively.
NOTE 15: FAIR VALUE MEASUREMENTS
The Fair Value Measurements and Disclosures Topic of the FASB ASC establishes a valuation hierarchy for disclosure of the inputs to the valuations used to measure fair value. A financial asset or liability's classification within the hierarchy is determined based on the lowest level input that is significant to the fair value measurement. This hierarchy prioritizes the inputs into three broad levels as follows:

▪	Level 1 - quoted prices in active markets for identical assets or liabilities;

▪	Level 2 - inputs other than quoted prices included within Level 1 that are observable for the asset or liability either directly or indirectly;

▪	Level 3 - unobservable inputs based on our own assumptions used to measure assets and liabilities at fair value.
The following table provides the assets and liabilities carried at fair value measured on a recurring and nonrecurring basis as of December 31, 2014 and 2013:

2014 (dollars in millions)	Total	Level 1	Level 2	Level 3
Recurring fair value measurements:
Available-for-sale securities	$961	$961	$—	$—
Derivative assets	142	—	142	—
Derivative liabilities	(319)	—	(319)	—
Nonrecurring fair value measurements:
Business dispositions	3	—	3	—

2013 (dollars in millions)	Total	Level 1	Level 2	Level 3
Recurring fair value measurements:
Available-for-sale securities	$988	$988	$—	$—
Derivative assets	90	—	90	—
Derivative liabilities	(157)	—	(157)	—
Nonrecurring fair value measurements:
Business dispositions	66	—	66	—
We have recorded net gains of approximately $23 million, including a $48 million gain during 2014, as a result of fair value adjustments related to the acquisition of the majority interest in a Pratt & Whitney joint venture. During 2014, we also recorded an approximately $30 million net gain from UTC Climate, Controls & Security's ongoing portfolio transformation, primarily due to a gain on the sale of an interest in a joint venture in North America, and a charge of approximately $28 million to adjust the fair value of a Sikorsky joint venture investment.
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
Valuation Techniques. Our available-for-sale securities include equity investments that are traded in active markets, either domestically or internationally and are measured at fair value using closing stock prices from active markets. Our derivative assets and liabilities include foreign exchange contracts and commodity derivatives that are measured at fair value using internal models based on observable market inputs such as forward rates, interest rates, our own credit risk and our counterparties' credit risks. As of December 31, 2014, there were no significant transfers in and out of Level 1 and Level 2.
As of December 31, 2014, there has not been any significant impact to the fair value of our derivative liabilities due to our own credit risk. Similarly, there has not been any significant adverse impact to our derivative assets based on our evaluation of our counterparties' credit risks.

The following table provides carrying amounts and fair values of financial instruments that are not carried at fair value at December 31, 2014 and 2013:

	December 31, 2014		December 31, 2013
(dollars in millions)	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Long-term receivables	$214	$204	$655	$586
Customer financing notes receivable	262	260	394	366
Short-term borrowings	(126)	(126)	(388)	(388)
Long-term debt (excluding capitalized leases)	(19,634)	(22,254)	(19,807)	(21,525)
Long-term liabilities	(80)	(74)	(283)	(253)
The following table provides the valuation hierarchy classification of assets and liabilities that are not carried at fair value in our Consolidated Balance Sheet as of December 31, 2014:

(dollars in millions)	Total	Level 1	Level 2	Level 3
Long-term receivables	$204	$—	$204	$—
Customer financing notes receivable	260	—	260	—
Short-term borrowings	(126)	—	—	(126)
Long-term debt (excluding capitalized leases)	(22,254)	—	(21,883)	(371)
Long-term liabilities	(74)	—	(74)	—

NOTE 16: GUARANTEES
We extend a variety of financial guarantees to third parties. As of December 31, 2014 and 2013, the following financial guarantees were outstanding:

	December 31, 2014		December 31, 2013
(dollars in millions)	Maximum Potential Payment	Carrying Amount of Liability	Maximum Potential Payment	Carrying Amount of Liability
Commercial aerospace financing arrangements (see Note 5)	$632	$21	$615	$25
Credit facilities and debt obligations—unconsolidated subsidiaries (expire 2015 to 2034)	211	15	231	6
Performance guarantees	136	—	150	—
As disclosed in Note 3, we completed the sale of substantially all operations of Rocketdyne to GenCorp Inc. on June 14, 2013. Following the sale, certain guarantees of Rocketdyne's performance under existing contracts remain in place, which resulted in an increase in our performance guarantees of approximately $81 million, with no associated significant carrying amount of a liability as of December 31, 2014.
We also have obligations arising from sales of certain businesses and assets, including those from representations and warranties and related indemnities for environmental, health and safety, tax and employment matters. The maximum potential payment related to these obligations is not a specified amount as a number of the obligations do not contain financial caps. The carrying amount of liabilities related to these obligations was $186 million and $189 million at December 31, 2014 and 2013, respectively. For additional information regarding the environmental indemnifications, see Note 17.
We accrue for costs associated with guarantees when it is probable that a liability has been incurred and the amount can be reasonably estimated. The most likely cost to be incurred is accrued based on an evaluation of currently available facts, and where no amount within a range of estimates is more likely, the minimum is accrued. In accordance with the Guarantees Topic of the FASB ASC we record these liabilities at fair value.
We provide service and warranty policies on our products and extend performance and operating cost guarantees beyond our normal service and warranty policies on some of our products, particularly commercial aircraft engines. In addition, we incur discretionary costs to service our products in connection with specific product performance issues. Liabilities for performance and operating cost guarantees are based upon future product performance and durability, and are largely estimated based upon historical experience. Adjustments are made to accruals as claim data and historical experience warrant. The changes in the carrying amount of service and product warranties and product performance guarantees for the years ended December 31, 2014 and 2013 are as follows:

	Year ended December 31,
(dollars in millions)	2014	2013
Balance as of January 1	$1,360	$1,332
Warranties and performance guarantees issued	337	313
Settlements made	(344)	(287)
Other	(40)	2
Balance as of December 31	$1,313	$1,360

NOTE 17: CONTINGENT LIABILITIES
Except as otherwise noted, while we are unable to predict the final outcome, based on information currently available, we do not believe that resolution of any of the following matters will have a material adverse effect upon our competitive position, results of operations, cash flows or financial condition.
Leases. We occupy space and use certain equipment under lease arrangements. Rental commitments of $2,525 million at December 31, 2014 under long-term non-cancelable operating leases are payable as follows: $593 million in 2015, $479 million in 2016, $340 million in 2017, $235 million in 2018, $171 million in 2019 and $707 million thereafter. Rent expense was $464 million in 2014, $456 million in 2013 and $457 million in 2012.
Additional information pertaining to commercial aerospace rental commitments is included in Note 5 to the Consolidated Financial Statements.
Environmental. Our operations are subject to environmental regulation by federal, state and local authorities in the United States and regulatory authorities with jurisdiction over our foreign operations. As described in Note 1 to the Consolidated Financial Statements, we have accrued for the costs of environmental remediation activities and periodically reassess these amounts. We believe that the likelihood of incurring losses materially in excess of amounts accrued is remote. As of December 31, 2014 and 2013, we had $903 million and $936 million reserved for environmental remediation, respectively. Additional information pertaining to environmental matters is included in Note 1 to the Consolidated Financial Statements.
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
Our contracts with the U.S. Government are also subject to audits. Like many defense contractors, we have received audit reports, which recommend that certain contract prices should be reduced to comply with various government regulations, or that certain payments be delayed or withheld. Some of these audit reports involved substantial amounts. We have made voluntary refunds in those cases we believe appropriate, have settled some allegations and continue to litigate certain cases. In addition, we accrue for liabilities associated with those matters that are probable and can be reasonably estimated. The most likely settlement amount to be incurred is accrued based upon a range of estimates. Where no amount within a range of estimates is more likely, then we accrued the minimum amount.
Legal Proceedings.
F100 Engine Litigation
As previously disclosed, the United States Government sued us in 1999 in the United States District Court for the Southern District of Ohio, claiming that Pratt & Whitney violated the civil False Claims Act and common law. The claims relate to the “Fighter Engine Competition” between Pratt & Whitney's F100 engine and General Electric's F110 engine. The government alleged that it overpaid for F100 engines under contracts awarded by the U.S. Air Force in fiscal years 1985 through 1990 because Pratt & Whitney inflated its estimated costs for some purchased parts and withheld data that would have revealed the overstatements. At trial, which ended in April, 2005, the government claimed Pratt & Whitney's liability to be approximately $624 million. On August 1, 2008, the trial court held that the Air Force had not suffered any actual damages because Pratt &

Whitney had made significant price concessions after the alleged overstatements were made. However, the trial court judge found that Pratt & Whitney violated the False Claims Act due to inaccurate statements contained in its 1983 initial engine pricing proposal. In the absence of actual damages, the trial court awarded the government the maximum civil penalty of approximately $7 million, or $10,000 for each of the 709 invoices Pratt & Whitney submitted in 1989 and later under the contracts. In September 2008, both the government and UTC appealed the decision to the United States Court of Appeals for the Sixth Circuit. On November 18, 2010, the Sixth Circuit affirmed Pratt & Whitney's liability for the civil penalty under the False Claims Act, but remanded the case to the trial court for further proceedings on the issues of False Claims Act damages and common law liability and damages.
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
We strongly disagree with the trial court's analysis and conclusions. We filed an appeal from the judgment to the United States Court of Appeals for the Sixth Circuit on August 26, 2013. Oral argument in the appeal was held on December 2, 2014, and a decision from the Sixth Circuit is expected in early 2015. Based on our analysis, we continue to believe that there is no basis for any common law liability for the inaccurate statements. We also believe that the government suffered no actual damages as a result of the inaccurate statements made in 1983 and, therefore, there is no basis in fact or law for the award of common law damages, prejudgment interest or False Claims Act treble damages. If, contrary to our expectations, all or any portion of the judgment should ultimately be affirmed, we estimate a range of reasonably possible loss from approximately $24 million to $657 million in excess of amounts previously accrued, plus postjudgment interest. The outcome of this matter could result in a material adverse effect on our results of operations in the period in which a liability would be recognized and cash flows for the period in which damages would be paid.
Cost Accounting Standards Claims
As previously disclosed, in December 2008, the Department of Defense (DOD) issued a contract claim against Sikorsky to recover overpayments the DOD alleges that it made to Sikorsky since January 2003 in connection with cost accounting changes approved by the DOD and implemented by Sikorsky in 1999 and 2006. These changes relate to the calculation of material overhead rates in government contracts. The DOD claimed that Sikorsky's liability was approximately $100 million (including interest through December 31, 2014). We believed this claim was without merit and Sikorsky filed an appeal in December 2009 with the U.S. Court of Federal Claims. Trial in the matter concluded in January 2013 and on March 22, 2013, the U.S. Court of Federal Claims issued a written decision in favor of Sikorsky determining that the DOD had failed to prove its claims because Sikorsky's calculation of material overhead complied with the cost accounting standards. DOD appealed this decision to the United States Court of Appeals for the Federal Circuit. On December 10, 2014, the Federal Circuit affirmed the judgment of the U.S. Court of Federal Claims in favor of Sikorsky.
By letter dated December 24, 2013, a Divisional Administrative Contracting Officer of the United States Defense Contract Management Agency asserted a claim and demand for payment of $210,968,414 against Pratt & Whitney. The claim is based on Pratt & Whitney's alleged noncompliance with cost accounting standards from January 1, 2005 to December 31, 2012, due to its method of determining the cost of collaborator parts used in the calculation of material overhead costs for government contracts. On March 18, 2014, Pratt & Whitney filed an appeal to the Armed Services Board of Contract Appeals. Pratt & Whitney’s appeal is still pending and we continue to believe the government’s claim is without merit.
German Tax Litigation
As previously disclosed, UTC has been involved in administrative review proceedings with the German Tax Office, which concern approximately €215 million (approximately $265 million) of tax benefits that we have claimed related to a 1998 reorganization of the corporate structure of Otis operations in Germany. Upon audit, these tax benefits were disallowed by the German Tax Office. UTC estimates interest associated with the aforementioned tax benefits is an additional approximately €115 million (approximately $140 million). On August 3, 2012, we filed suit in the local German Tax Court (Berlin-Brandenburg). In 2008 the German Federal Tax Court (FTC) denied benefits to another taxpayer in a case involving a German tax law relevant to our reorganization. The determination of the FTC on this other matter was appealed to the European Court of Justice (ECJ) to determine if the underlying German tax law is violative of European Union principles. On September 17, 2009, the ECJ issued an opinion in this case that is generally favorable to the other taxpayer and referred the case back to the FTC for further consideration of certain related issues. In May 2010, the FTC released its decision, in which it resolved certain tax issues that may be relevant to our suit and remanded the case to a lower court for further development. In 2012, the lower court decided in favor of the other taxpayer and the German Government again appealed the findings to the FTC. In November 2014, the FTC ruled in favor of the German Government, and against the other taxpayer. The FTC decision in the case involving the other taxpayer is not determinative of the outcome in our case and we will continue vigorously to litigate the matter.  However, in light of the FTC decision in the case involving the other taxpayer, we have fully accrued for the matter during the quarter ended December 31, 2014.
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
Pratt & Whitney products include commercial, military, business jet and general aviation aircraft engines, parts and services, industrial gas generators, sold to a diversified customer base, including international and domestic commercial airlines and aircraft leasing companies, aircraft manufacturers, and U.S. and foreign governments. Pratt & Whitney also provides product support and a full range of overhaul, repair and fleet management services.
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
We have reported our financial and operational results for the periods presented herein under the five principal segments noted above, consistent with how we have reviewed our business operations for decision-making purposes, resource allocation and performance assessment during 2014.

Segment Information. Total sales by segment include intersegment sales, which are generally made at prices approximating those that the selling entity is able to obtain on external sales. Segment information for the years ended December 31 is as follows:

	Net Sales			Operating Profits
(dollars in millions)	2014	2013	2012	2014	2013	2012
Otis	$12,982	$12,484	$12,056	$2,640	$2,590	$2,512
UTC Climate, Controls & Security	16,823	16,809	17,090	2,782	2,590	2,425
Pratt & Whitney	14,508	14,501	13,964	2,000	1,876	1,589
UTC Aerospace Systems	14,215	13,347	8,334	2,355	2,018	944
Sikorsky	7,451	6,253	6,791	219	594	712
Total segment	65,979	63,394	58,235	9,996	9,668	8,182
Eliminations and other	(879)	(768)	(527)	261	22	(72)
General corporate expenses	—	—	—	(488)	(481)	(426)
Consolidated	$65,100	$62,626	$57,708	$9,769	$9,209	$7,684

	Total Assets			Capital Expenditures			Depreciation & Amortization
(dollars in millions)	2014	2013	2012	2014	2013	2012	2014	2013	2012
Otis	$9,313	$9,354	$8,866	$87	$122	$141	$209	$209	$220
UTC Climate, Controls & Security	21,217	21,543	22,253	228	266	265	349	380	418
Pratt & Whitney	18,143	17,062	15,938	692	617	462	390	319	324
UTC Aerospace Systems	35,034	35,461	35,589	533	510	367	807	761	412
Sikorsky	4,973	5,762	4,975	116	119	94	86	85	85
Total segment	88,680	89,182	87,621	1,656	1,634	1,329	1,841	1,754	1,459
Eliminations and other	2,609	1,412	1,788	55	54	60	66	67	65
Consolidated	$91,289	$90,594	$89,409	$1,711	$1,688	$1,389	$1,907	$1,821	$1,524
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

	External Net Sales			Operating Profits			Long-Lived Assets
(dollars in millions)	2014	2013	2012	2014	2013	2012	2014	2013	2012
United States Operations	$38,155	$35,994	$32,175	$5,236	$4,780	$3,663	$4,798	$4,483	$4,311
International Operations
Europe	12,630	12,652	11,823	2,292	2,419	2,100	1,645	1,796	1,804
Asia Pacific	8,795	8,696	8,733	1,719	1,773	1,648	1,020	957	947
Other	5,513	5,274	4,964	749	696	772	1,383	1,203	1,122
Eliminations and other	7	10	13	(227)	(459)	(499)	430	427	334
Consolidated	$65,100	$62,626	$57,708	$9,769	$9,209	$7,684	$9,276	$8,866	$8,518
Sales from U.S. operations include export sales as follows:

(dollars in millions)	2014	2013	2012
Europe	$4,960	$4,489	$3,117
Asia Pacific	4,508	4,517	2,998
Other	4,301	3,165	3,086
	$13,769	$12,171	$9,201

Major Customers. Net Sales include sales under prime contracts and subcontracts to the U.S. Government, primarily related to Pratt & Whitney, UTC Aerospace Systems and Sikorsky products, as follows:

(dollars in millions)	2014	2013	2012
Pratt & Whitney	$3,126	$3,559	$3,718
UTC Aerospace Systems	2,459	2,530	1,742
Sikorsky	3,837	3,648	4,512
Other	197	142	126
	$9,619	$9,879	$10,098

SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

	2014 Quarters				2013 Quarters
(dollars in millions, except per share amounts)	First	Second	Third	Fourth	First	Second	Third	Fourth
Net Sales	$14,745	$17,191	$16,168	$16,996	$14,399	$16,006	$15,462	$16,759
Gross margin	4,055	4,260	4,702	4,636	3,934	4,454	4,442	4,475
Net income attributable to common shareowners	1,213	1,680	1,854	1,473	1,266	1,560	1,432	1,463
Earnings per share of Common Stock:
Basic—net income	$1.35	$1.87	$2.07	$1.64	$1.40	$1.73	$1.59	$1.62
Diluted—net income	$1.32	$1.84	$2.04	$1.62	$1.39	$1.71	$1.57	$1.60
COMPARATIVE STOCK DATA (UNAUDITED)

	2014			2013
(common stock)	High	Low	Dividend	High	Low	Dividend
First quarter	$118.31	$107.91	$0.590	$93.59	$83.55	$0.535
Second quarter	$120.09	$113.10	$0.590	$97.55	$91.05	$0.535
Third quarter	$115.93	$103.79	$0.590	$112.00	$93.80	$0.535
Fourth quarter	$117.24	$99.17	$0.590	$113.80	$102.76	$0.590
Our common stock is listed on the New York Stock Exchange. The high and low prices are based on the Composite Tape of the New York Stock Exchange. There were approximately 20,639 registered shareholders at January 31, 2015.
PERFORMANCE GRAPH (UNAUDITED)
The following graph presents the cumulative total shareholder return for the five years ending December 31, 2014 for our common stock, as compared to the Standard & Poor's 500 Stock Index and to the Dow Jones 30 Industrial Average. Our common stock price is a component of both indices. These figures assume that all dividends paid over the five-year period were reinvested, and that the starting value of each index and the investment in common stock was $100.00 on December 31, 2009.
COMPARISON OF CUMULATIVE FIVE YEAR TOTAL RETURN

	December
	2009	2010	2011	2012	2013	2014
United Technologies Corporation	$100.00	$116.24	$110.46	$127.14	$180.37	$186.12
S&P 500 Index	$100.00	$115.06	$117.49	$136.30	$180.44	$205.14
Dow Jones Industrial Average	$100.00	$114.06	$123.62	$136.28	$176.69	$194.44

BOARD OF DIRECTORS

John V. Faraci	Harold McGraw III	PERMANENT COMMITTEES
Retired Chairman and	Chairman of the Board
Chief Executive Officer	McGraw Hill Financial	Audit Committee
International Paper	(Ratings, Benchmarks and Analytics	Edward A. Kangas, Chair
(Paper, Packaging and Distribution)	for Financial Markets)	John V. Faraci
Ellen J. Kullman
Jean-Pierre Garnier	Richard B. Myers	Richard B. Myers
Chairman of the Board	General, U.S. Air Force (Ret.)	H. Patrick Swygert
Actelion	and former Chairman of	André Villeneuve
(Biopharmaceutical Company)	the Joint Chiefs of Staff
Operating Partner	(Military Leadership)	Committee on Compensation
Advent International		and Executive Development
(Global Private Equity Firm)	H. Patrick Swygert	Jean-Pierre Garnier, Chair
Retired Chief Executive Officer	President Emeritus	Edward A. Kangas
GlaxoSmithKIine	Howard University	Harold McGraw III
	(Educational Institution)	Richard B. Myers
Gregory J. Hayes		H. Patrick Swygert
President and Chief Executive Officer	André Villeneuve
United Technologies Corporation	Chairman	Executive Committee
(Diversified Manufacturer)	ICE Benchmark Administration Limited	Edward A. Kangas, Chair
	(Administrator LIBOR	John V. Faraci
Edward A. Kangas	Benchmark Interest Rate)	Gregory J. Hayes
Former Chairman and CEO
Deloitte, Touche, Tohmatsu	Christine Todd Whitman	Finance Committee
(Audit and Tax Services)	President	John V. Faraci, Chair
	The Whitman Strategy Group	Gregory J. Hayes
Ellen J. Kullman	(Environment and Public Policy Consulting)	Ellen J. Kullman
Chair of the Board & CEO	Former EPA Administrator	Marshall O. Larsen
DuPont	Former Governor of New Jersey	Harold McGraw III
(Diversified Chemicals and Materials)		André Villeneuve
Christine Todd Whitman
Marshall O. Larsen
Former Chairman, President		Committee on Nominations
and Chief Executive Officer		and Governance
Goodrich Corporation		H. Patrick Swygert, Chair
(Aerospace and Defense Systems and Services)		John V. Faraci
Jean-Pierre Garnier
Edward A. Kangas
Harold McGraw III
Richard B. Myers
Christine Todd Whitman

Public Issues Review Committee
Christine Todd Whitman, Chair
Jean-Pierre Garnier
Ellen J. Kullman
Marshall O. Larsen
André Villeneuve

SHAREOWNER INFORMATION

CORPORATE OFFICE
United Technologies Corporation
United Technologies Building
Hartford, CT 06101
Telephone: 860.728.7000

This report is made available to shareowners in advance of the annual meeting of shareowners to be held at 2 p.m., April 27, 2015, in Palm Beach Gardens, Florida. The proxy statement will be made available to shareowners on or about March 13, 2015, at which time proxies for the meeting will be requested.
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
UTC has included as Exhibit 31 to its Annual Report on Form 10-K for fiscal year 2014 filed with the Securities and Exchange Commission certificates of its Chief Executive Officer, Chief Financial Officer and Acting Controller certifying, among other things, the information contained in the Form 10-K.
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

ADDITIONAL INFORMATION
Shareowners may obtain, without charge, a copy of the UTC Annual Report on Form 10-K for fiscal year 2014 filed with the Securities and Exchange Commission by writing to:
Corporate Secretary
United Technologies Corporation
United Technologies Building
Hartford, CT 06101
For additional information about UTC, please contact Investor Relations at the above corporate office address or visit our website at: www.utc.com.
SHAREOWNER INFORMATION SERVICES
Shareowners may call 24-hours-a-day, our toll-free telephone service that includes pre-recorded shareholder information on UTC’s transfer agent, stock price information and material requests.
To access the service, dial 1.800.881.1914 from any touch-tone phone and follow the recorded instructions.
For additional shareowner information, you may visit our website at: www.utc.com.
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