Form 10-K, Exhibit 13
period 2015-12-31
UNITED TECHNOLOGIES CORP /DE/
filed 2016-02-11
CIK 101829

Exhibit 13
Five-Year Summary

(dollars in millions, except per share amounts)	2015	2014	2013	2012	2011
For The Year
Net sales	$56,098	$57,900	$56,600	$51,101	$48,526
Research and development	2,279	2,475	2,342	2,193	1,782
Restructuring costs	396	354	431	537	262
Net income from continuing operations [1]	4,356	6,468	5,655	4,692	4,651
Net income from continuing operations attributable to common shareowners [1]	3,996	6,066	5,265	4,337	4,265

Basic earnings per share—Net income from continuing operations attributable to common shareowners	4.58	6.75	5.84	4.84	4.78
Diluted earnings per share—Net income from continuing operations attributable to common shareowners	4.53	6.65	5.75	4.78	4.70
Cash dividends per common share	2.56	2.36	2.20	2.03	1.87

Average number of shares of Common Stock outstanding:
Basic	873	898	901	895	892
Diluted	883	912	915	907	907
Cash flows provided by operating activities of continuing operations	6,698	6,994	7,314	5,968	6,139
Capital expenditures [2,3]	1,652	1,594	1,569	1,295	837
Acquisitions, including debt assumed	556	530	151	18,620	372
Repurchases of Common Stock [4]	10,000	1,500	1,200	—	2,175
Dividends paid on Common Stock (excluding ESOP)	2,184	2,048	1,908	1,752	1,602

At Year End
Working capital [3,5]	$4,088	$5,921	$5,733	$3,948	$6,376
Total assets [3]	87,484	86,338	85,029	83,499	53,694
Long-term debt, including current portion [3,6]	19,499	19,575	19,744	22,603	9,574
Total debt [3,6]	20,425	19,701	20,132	23,106	10,204
Total debt to total capitalization [6]	41%	38%	38%	46%	31%
Total equity [6,7]	28,844	32,564	33,219	27,069	22,820
Number of employees [8]	197,200	211,500	212,400	218,300	199,900

Note 1
The decrease in net income from continuing operations and net income from continuing operations attributable to common shareowners reflects a $867 million pretax charge as a result of a settlement with the Canadian government, a $295 million pretax charge from customer contract negotiations at UTC Aerospace Systems, and a $237 million pretax charge related to pending and future asbestos claims.

Note 2	Capital expenditures increased from 2012 through 2015 as we expanded capacity to meet expected demand within our aerospace businesses for the next generation engine platforms.

Note 3	Excludes assets and liabilities of discontinued operations held for sale, for all periods presented.

Note 4
Share repurchases in 2015 include share repurchases under accelerated repurchase agreements of $2.6 billion in the first quarter of 2015 and $6.0 billion in the fourth quarter of 2015. In connection with the acquisition of Goodrich, repurchases of common stock under our share repurchase program were suspended for 2012. We resumed our share repurchase program in 2013.

Note 5
The decline in working capital in 2015, as compared with 2014, reflects the reclassification of current deferred tax assets to non-current assets and current deferred tax liabilities to non-current liabilities in 2015 in connection with the adoption of Accounting Standards update 2015-17.

Note 6
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

Note 7
The decrease in total equity in 2015, as compared with 2014, reflects the sale of Sikorsky and the share repurchase program. The decrease in total equity in 2014, as compared with 2013, reflects unrealized losses of approximately $2.9 billion, net of taxes, associated with the effect of market conditions on our pension plans.

Note 8	The decrease in employees in 2015, as compared with 2014, primarily reflects the 2015 divestiture of Sikorsky.

Management's Discussion and Analysis of Financial Condition and Results of Operations
BUSINESS OVERVIEW
We are a global provider of high technology products and services to the building systems and aerospace industries. Our operations for the periods presented herein are classified into four principal business segments: Otis, UTC Climate, Controls & Security, Pratt & Whitney, and UTC Aerospace Systems. Otis and UTC Climate, Controls & Security are referred to as the "commercial businesses," while Pratt & Whitney, and UTC Aerospace Systems are referred to as the "aerospace businesses." UTC Building & Industrial Systems was an organizational structure previously formed that combined Otis and UTC Climate, Controls & Security for certain operational purposes. On September 10, 2015, we announced a change in organizational structure and now operate Otis and UTC Climate, Controls & Security as stand-alone businesses that are no longer combined within UTC Building & Industrial Systems. Otis and UTC Climate, Controls & Security each continue to report their financial and operational results as separate segments, which is consistent with how we allocate resources and measure the financial performance of these businesses. On November 6, 2015, we completed the sale of the Sikorsky Aircraft business (Sikorsky) to Lockheed Martin Corp. for $9,083 million in cash, subject to customary post-closing working capital and net debt adjustments. The results of operations and the related cash flows of Sikorsky have been reclassified to Discontinued Operations in our Consolidated Statements of Operations and Cash Flows for all periods presented. The assets and liabilities of Sikorsky have been reclassified to Assets held for sale and Liabilities held for sale, respectively, in our Consolidated Balance Sheet as of December 31, 2014.
The commercial businesses generally serve customers in the worldwide commercial and residential property industries, with UTC Climate, Controls & Security also serving customers in the commercial and transport refrigeration industries. The aerospace businesses serve commercial and government aerospace customers in both the original equipment and aftermarket parts and services markets. Our consolidated net sales were derived from the commercial and aerospace businesses as follows:

	2015	2014	2013
Commercial and industrial	52%	52%	53%
Military aerospace and space	12%	13%	13%
Commercial aerospace	36%	35%	34%
	100%	100%	100%
Our consolidated net sales were derived from original equipment manufacturing (OEM) and aftermarket parts and services as follows:

	2015	2014	2013
OEM	56%	56%	55%
Aftermarket parts and services	44%	44%	45%
	100%	100%	100%
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

(dollars in millions)	2015	2014	2013	2015	2014	2013
Europe	$10,945	$12,587	$12,589	19%	22%	22%
Asia Pacific	8,425	8,746	8,626	15%	15%	15%
Other Non-U.S.	5,584	5,511	5,269	10%	9%	9%
U.S. Exports	9,741	10,276	10,459	17%	18%	18%
International segment sales	$34,695	$37,120	$36,943	61%	64%	64%
As part of our growth strategy, we invest in businesses in certain countries that carry high levels of currency, political and/or economic risk, such as Argentina, Brazil, China, India, Mexico, Russia, South Africa and countries in the Middle East. As of December 31, 2015, the net assets in any one of these countries did not exceed 7% of consolidated shareowners' equity.

U.S. economic expansion continued to drive global growth in 2015 and contributed to UTC's results for the year. Notwithstanding recent volatility in the financial markets, lower gasoline prices and unemployment rates, favorable new construction trends, and strength in the U.S. housing market all provide positive indicators as we enter 2016. Economic recovery in Europe in 2015 was uneven, but we expect the European economic environment to continue to improve slowly during the coming year. Although emerging markets have historically led global growth relative to advanced and developing countries, slowing growth rates in China, and contraction in Russia and Brazil, have tempered growth expectations for emerging markets. UTC's sales to customers in mainland China were $4.8 billion in 2015 and 2014, or 8.6% and 8.3% of total UTC sales, respectively. While we continue to expect overall economic output in China to moderate as it implements reform and rebalances its economy, long-term growth prospects remain strong for China.
Organic sales growth was 1% in 2015 representing sales increases in commercial aerospace aftermarket and in the Americas at our commercial businesses, partially offset by declines in military OEM and aftermarket sales. While we expect foreign currency will continue to have an adverse effect on 2016 results, we expect organic sales growth in 2016 to be 1% to 3%. Although we expect an increase in organic growth and operating profit growth, we also continue to invest in new platforms and new markets to position the Company for long-term growth, while remaining focused on structural cost reduction, operational improvements and disciplined capital redeployment. These actions position us for future earnings growth as the global economy continues to strengthen.
As discussed below in "Results of Operations," operating profit in both 2015 and 2014 includes the impact from activities that are not expected to recur often or that are not otherwise reflective of the underlying operations, such as the adverse impact of asset impairment charges, unfavorable impact of contract negotiations with customers, the beneficial impact of net gains from business divestiture activities, and other significant non-recurring and non-operational items discussed within the Other Income section of Results of Operations, below. Our earnings growth strategy contemplates earnings from organic sales growth, including growth from new product development and product improvements, structural cost reductions, operational improvements, and incremental earnings from our investments in acquisitions. Our investments in businesses in 2015 and 2014 totaled $556 million (including debt assumed of $18 million) and $530 million (including debt assumed of $128 million), respectively. Acquisitions completed in 2015 consisted principally of the acquisition of majority interests in UTC Climate, Controls & Security businesses, the acquisition of an imaging technology company by UTC Aerospace Systems, and a number of small acquisitions primarily in our commercial businesses. Our investment in businesses in 2014 consisted principally of the acquisition of a majority interest in a Pratt & Whitney joint venture and a number of smaller acquisitions in our commercial businesses.
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
Discontinued Operations
On November 6, 2015, we completed the sale of Sikorsky to Lockheed Martin Corp. for $9,083 million in cash, subject to customary post-closing working capital and net debt adjustments. As noted above, the results of operations and the related cash flows of Sikorsky have been reclassified to Discontinued Operations in our Consolidated Statements of Operations, Comprehensive Income and Cash Flows for all periods presented, and the assets and liabilities of Sikorsky have been reclassified to Assets held for sale and Liabilities held for sale, respectively, in our Consolidated Balance Sheet as of December 31, 2014. Proceeds from the sale were used to fund $6.0 billion of share repurchases through accelerated share repurchase (ASR) agreements entered into on November 11, 2015. In connection with the sale of Sikorsky, we expect to make tax payments of approximately $2.4 billion, primarily during the first quarter of 2016.
Net income from discontinued operations attributable to common shareowners for the year ended December 31, 2015 includes the gain on the sale of Sikorsky, net of tax expense, of $3.4 billion and includes $122 million of costs incurred in connection with the sale. Net income from discontinued operations attributable to common shareowners also includes income from Sikorsky's operations, net of tax expense, of $169 million, including pension curtailment charges associated with our domestic pension plans. Net income from discontinued operations attributable to common shareowners for 2014 includes a previously disclosed cumulative adjustment related to a contract with the Canadian government for the development by Sikorsky of the CH-148 derivative of the H-92 helicopter, a military variant of the S-92 helicopter. The cumulative adjustment resulted in the recognition of losses, net of tax benefit, of $277 million in 2014.

RESULTS OF OPERATIONS
Net Sales

(dollars in millions)	2015	2014	2013
Net sales	$56,098	$57,900	$56,600
Percentage change year-over-year	(3.1)%	2.3%	10.8%
The factors contributing to the total percentage change year-over-year in total net sales are as follows:

	2015	2014
Organic volume	1%	4%
Foreign currency translation	(4)%	(1)%
Acquisitions and divestitures, net	1%	(1)%
Other	(1)%	—
Total % Change	(3)%	2%
Three of our four segments experienced organic sales growth during 2015, led by UTC Climate, Controls & Security (3%), UTC Aerospace Systems (3%), and Otis (1%). Pratt & Whitney experienced an organic sales decline (1%) during 2015. Organic sales growth at UTC Climate, Controls & Security was driven by the U.S. commercial and residential heating, ventilation and air conditioning (HVAC) and transport refrigeration businesses. Organic sales growth at UTC Aerospace Systems was primarily due to growth in commercial aerospace OEM sales, while the organic sales growth at Otis was primarily due to higher new equipment sales in North America and Asia outside of China. The decline in sales at Pratt & Whitney was due to lower commercial and military engine sales. The sales increase from net acquisitions and divestitures was primarily a result of sales from newly acquired businesses at UTC Climate, Controls & Security, while the decrease in sales from Other is due to the unfavorable impact of significant customer contract negotiations at UTC Aerospace Systems.
All four segments experienced organic sales growth during 2014, led by Otis and UTC Aerospace Systems, each at 6%, along with organic sales growth at UTC Climate, Controls & Security (3%) and Pratt & Whitney (2%). The organic sales growth at Otis was primarily due to higher new equipment sales in China, the U.S., Europe and the Middle East. Organic sales growth at UTC Aerospace Systems was primarily attributable to higher commercial aerospace OEM and aftermarket volume. Organic growth also reflected strong demand for residential HVAC equipment in North America at UTC Climate, Controls & Security and growth in commercial aftermarket volume at Pratt & Whitney. The sales decrease from net acquisitions and divestitures was primarily a result of the disposition in 2013 of the Pratt & Whitney Power Systems business and the portfolio transformation initiatives at UTC Climate, Controls & Security. See the Segment Review section of Management's Discussion and Analysis for further discussion of segment organic sales.
Cost of Products and Services Sold

(dollars in millions)	2015	2014	2013
Cost of products sold	$29,771	$30,367	$30,051
Percentage of product sales	74.8%	73.1%	74.2%
Cost of services sold	$10,660	$10,531	$10,417
Percentage of service sales	65.4%	64.4%	64.7%
Total cost of products and services sold	$40,431	$40,898	$40,468
Percentage change year-over-year	(1.1)%	1.1%	10.2%
The factors contributing to the total percentage change year-over-year in total cost of products and services sold are as follows:

	2015	2014
Organic volume	3%	3%
Foreign currency translation	(5)%	(1)%
Acquisitions and divestitures, net	1%	(1)%
Total % Change	(1)%	1%

The organic increase in total cost of products and services sold (3%) is attributable to the 2015 organic sales increase noted above (1%) and unfavorable OEM sales mix and the related losses on OEM engine shipments, within Pratt & Whitney. Foreign exchange fluctuations provided a benefit through lower cost of sales of approximately 5% driven by Otis and UTC Climate, Controls & Security.
The organic increase in total cost of products and services sold in 2014, as compared to 2013 (3%), is attributable to the 2014 organic sales increase noted above (4%). The decrease in cost of products and services sold from net acquisitions and divestitures was primarily a result of the disposition in 2013 of the Pratt & Whitney Power Systems business and the portfolio transformation initiatives at UTC Climate, Controls & Security.
Gross Margin

(dollars in millions)	2015	2014	2013
Gross margin	$15,667	$17,002	$16,132
Percentage of net sales	27.9%	29.4%	28.5%
Gross margin as a percentage of sales declined 150 basis points in 2015, as compared with 2014, driven by lower gross margin at Pratt & Whitney related to a decline in the amount of favorable contract performance adjustments (20 basis points) and an increase in unfavorable OEM sales mix and the related losses on OEM engine sales (40 basis points), along with the unfavorable impact of significant customer contract negotiations at UTC Aerospace Systems (40 basis points). The remaining decline is primarily driven by higher pension expense in 2015.
Gross margin as a percentage of sales increased 90 basis points, in 2014 as compared with 2013, driven by gross margin increases at Pratt & Whitney due to favorable government contract performance and higher Pratt & Whitney Canada (P&WC) and commercial aftermarket volume and to lower commodity costs and productivity gains at UTC Climate, Controls & Security (30 basis points).
Research and Development

(dollars in millions)	2015	2014	2013
Company-funded	$2,279	$2,475	$2,342
Percentage of net sales	4.1%	4.3%	4.1%
Customer-funded	$1,589	$1,997	$1,800
Percentage of net sales	2.8%	3.4%	3.2%
Research and development spending is subject to the variable nature of program development schedules and, therefore, year-over-year variations in spending levels are expected. The majority of the company-funded spending is incurred by the aerospace businesses and relates largely to the next generation engine product family at Pratt & Whitney and the CSeries, Airbus A320neo and Embraer E-Jet E2 programs at UTC Aerospace Systems. The year-over-year decrease in company-funded research and development (8%) in 2015, compared with 2014, reflects lower research and development within Pratt & Whitney (5%) primarily related to lower development costs of multiple geared turbofan platforms as development is completed and certain of these engines enter into service and within UTC Aerospace Systems related to several commercial aerospace programs (3%). Customer-funded research and development declined (20%) due to lower spending on U.S. Government and commercial engine programs at Pratt & Whitney.
The year-over-year increase in company-funded research and development (6%) in 2014, compared with 2013, primarily reflects increases at Pratt & Whitney (3%) related to the development of multiple geared turbofan platforms and at UTC Aerospace Systems (2%) related to several commercial aerospace programs. The increase in customer-funded research and development (11%) in 2014, as compared with 2013, is primarily due to higher customer-funded development at Pratt & Whitney related to military (7%) and commercial (1%) programs.
Company-funded research and development spending in 2016 is expected to decline approximately $75 million to $100 million from 2015 levels.
Selling, General and Administrative

(dollars in millions)	2015	2014	2013
Selling, general and administrative	$5,886	$6,172	$6,364
Percentage of net sales	10.5%	10.7%	11.2%

The decrease in selling, general and administrative expenses in 2015, as compared with 2014 (5%), is due to the benefit of foreign exchange (5%), particularly within the commercial businesses. Higher pension costs (1%) were offset by lower employee compensation related expenses. The 20 basis point decrease in selling, general and administrative expense as a percentage of sales reflects the impact of organic sales growth, partially offset by higher pension expense across our business units.
The decrease in selling, general and administrative expenses in 2014, as compared with 2013, (3%) is due primarily to a decline at UTC Aerospace Systems (1%) driven by lower pension expense and restructuring savings, and the impact of divestitures completed over the preceding twelve months (1%). Higher overhead expenses at our commercial businesses (2%), largely driven by continued investment in emerging markets, was partially offset by the benefits of cost savings from previous restructuring actions and foreign exchange translation. The 50 basis point decrease in selling, general and administrative expense as a percentage of sales reflects higher sales volume and lower pension expense across our business units.
Other Income, Net

(dollars in millions)	2015	2014	2013
Other (expense) income, net	$(211)	$1,238	$1,123
Other (expense) income, net includes the operational impact of equity earnings in unconsolidated entities, royalty income, foreign exchange gains and losses as well as other ongoing and infrequently occurring items including the following:

(dollars in millions)	2015	2014	2013
Joint venture income	$207	$284	$275
Licensing and royalty income	122	158	87
Charge related to a Canadian government settlement	(867)	—	—
Charge for pending and future asbestos claims	(237)	—	—
Impairment of certain UTC Aerospace System assets held for sale	(61)	—	—
Gain on re-measurement to fair value of previously held equity interest in UTC Climate, Controls & Security joint venture investments	126	—	—
(Charge) gain from a state taxing authority agreement for monetization of tax credits	(27)	220	—
Net gain primarily from fair value adjustments related to acquisition of majority interest in a Pratt & Whitney joint venture	—	83	—
Charge to adjust the fair value of a Pratt & Whitney joint venture investment	—	(60)	(25)
Gain from the sale of the Pratt & Whitney power systems business	—	—	193
UTC Climate, Controls, & Security portfolio transformation gain	—	30	55
Gain on settlement with an engine program partner	—	—	39
Other recurring activity	526	523	499
	$(211)	$1,238	$1,123
See Note 8 "Accrued Liabilities" of our Consolidated Financial Statements for further discussion of the charge related to a Canadian government settlement and Note 17 "Commitments & Contingencies" for further discussion of the charge for pending and future asbestos claims.
Interest Expense, Net

(dollars in millions)	2015	2014	2013
Interest expense	$945	$1,099	$1,032
Interest income	(121)	(218)	(137)
Interest expense, net	$824	$881	$895
Average interest expense rate during the year on:
Short-term borrowings	0.6%	0.8%	1.6%
Total debt	4.1%	4.3%	4.2%
Interest expense was lower in 2015, as compared with 2014, primarily due to the absence of approximately $143 million of unfavorable pre-tax interest accruals in 2014 related to the ongoing dispute with German tax authorities concerning a

1998 reorganization of the corporate structure of Otis operations in Germany. Interest income declined in 2015, as compared with 2014, reflecting the absence of $132 million favorable pre-tax interest adjustments in 2014 related to the settlement of outstanding tax matters. See Note 11 "Income Taxes" of our Consolidated Financial Statements for further discussion.
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
The decrease in the weighted-average interest rates for short-term borrowings was due to the mix of our borrowings with a greater percentage of short-term borrowings at lower interest rates in 2015 than the percentage in 2014.
Income Taxes

	2015	2014	2013
Effective income tax rate	32.6%	25.8%	26.1%
The effective income tax rates for 2015, 2014, and 2013 reflect tax benefits associated with lower tax rates on international earnings for which we intend to permanently reinvest outside the United States and U.S. corporate tax extenders, which were enacted separately in each of the respective years. The effective tax rate for 2015 also includes a charge of approximately $274 million related to the planned repatriation of certain foreign earnings, the majority of which are current year earnings. It further includes a favorable impact of approximately $45 million related to a non-taxable gain recorded in the first quarter. France, the U.K. and certain U.S. states enacted tax law changes in the fourth quarter which resulted in net incremental cost of approximately $68 million in 2015. The effective income tax rate for 2014 includes the favorable settlement of certain tax matters during 2014 and the adverse impact of an approximately $265 million income tax accrual related to the ongoing dispute with German tax authorities concerning a 1998 reorganization of the corporate structure of Otis operations in Germany, offset by the benefit from repatriation of highly taxed earnings. See Note 17 to the Consolidated Financial Statements for further discussion of the German tax litigation. The 2013 tax includes a smaller benefit related to tax settlements than recognized in 2014. We estimate our full year annual effective income tax rate in 2016 will be approximately 28%. We anticipate some variability in the tax rate quarter to quarter in 2016 from potential discrete items.
For additional discussion of income taxes and the effective income tax rate, see "Critical Accounting Estimates—Income Taxes" and Note 11 to the Consolidated Financial Statements.
Net Income Attributable to Common Shareowners from Continuing Operations

(dollars in millions, except per share amounts)	2015	2014	2013
Net income attributable to common shareowners from continuing operations	$3,996	$6,066	$5,265
Diluted earnings per share from continuing operations	$4.53	$6.65	$5.75
To help mitigate the volatility of foreign currency exchange rates on our operating results, we maintain foreign currency hedging programs, the majority of which are entered into by P&WC. In 2015, foreign currency generated a net adverse impact on our consolidated operational results of $0.19 per diluted share. Foreign currency, including hedging at P&WC, did not result in any impact on earnings per diluted share in 2014 or 2013. For additional discussion of foreign currency exposure, see "Market Risk and Risk Management—Foreign Currency Exposures."
Net income attributable to common shareowners from continuing operations in 2015 includes restructuring charges, net of tax benefit, of $274 million as well as a net charge from significant non-recurring and non-operational items, net of tax benefit, of $1,293 million, which have been discussed above. The effect of restructuring charges on diluted earnings per share for 2015 was a charge of $0.31 per share, while the effect of significant non-operational items on diluted earnings per share for 2015 was a charge of $1.46 per share.
Net Income Attributable to Common Shareowners from Discontinued Operations

(dollars in millions, except per share amounts)	2015	2014	2013
Net income attributable to common shareowners from discontinued operations	$3,612	$154	$456
Diluted earnings per share from discontinued operations	$4.09	$0.17	$0.50
Net income from discontinued operations attributable to common shareowners for the year ended December 31, 2015 includes the gain on the sale of Sikorsky, net of tax expense, of $3.4 billion and $122 million of costs incurred in connection with the sale. Net income from discontinued operations attributable to common shareowners also includes income from Sikorsky's operations, net of tax expense, of $169 million, including pension curtailment charges associated with our domestic pension plans. Net income from discontinued operations attributable to common shareowners for 2014 includes a previously disclosed cumulative adjustment related to a contract with the Canadian government for the development by Sikorsky of the CH-148 derivative of the H-92 helicopter, a military variant of the S-92 helicopter. The cumulative adjustment resulted in the recognition of losses, net of tax benefit, of $277 million in 2014.
RESTRUCTURING COSTS

(dollars in millions)	2015	2014	2013
Restructuring costs included within continuing operations	$396	$354	$431
Restructuring costs included within discontinued operations	139	14	48
Restructuring costs	$535	$368	$479
Restructuring actions are an essential component of our operating margin improvement efforts and relate to both existing operations and those recently acquired. Charges generally relate to severance incurred on workforce reductions and facility exit and lease termination costs associated with the consolidation of field and manufacturing operations. We expect to incur additional restructuring costs in 2016 of approximately $500 million, including trailing costs related to prior actions associated with our continuing cost reduction efforts and the integration of acquisitions. We continue to closely monitor the economic environment and may undertake further restructuring actions to keep our cost structure aligned with the demands of the prevailing market conditions. Restructuring costs included within discontinued operations include approximately $109 million of net settlement and curtailment losses for pension benefits during 2015.
2015 Actions. During 2015, we recorded net pre-tax restructuring charges of $326 million relating to ongoing cost reduction actions initiated in 2015. We are targeting to complete in 2016 and 2017 the majority of the remaining workforce and facility related cost reduction actions initiated in 2015. Approximately 58% of the total pre-tax charge will require cash payments, which we have funded and expect to continue to fund with cash generated from operations. During 2015, we had cash outflows of approximately $105 million related to the 2015 actions. We expect to incur additional restructuring and other charges of $217 million to complete these actions. We expect recurring pre-tax savings to increase over the two-year period subsequent to initiating the actions to approximately $390 million annually, of which, approximately $53 million was realized in 2015.
2014 Actions. During 2015 and 2014, we recorded net pre-tax restructuring charges of $73 million and $325 million, respectively, for actions initiated in 2014. We are targeting to complete in 2016 the majority of the remaining workforce and all facility related cost reduction actions initiated in 2014. Approximately 83% of the total pre-tax charge will require cash payments, which we have and expect to continue to fund with cash generated from operations. During 2015, we had cash outflows of approximately $121 million related to the 2014 actions. We expect to incur additional restructuring charges of $48 million to complete these actions. We expect recurring pre-tax savings to increase over the two-year period subsequent to initiating the actions to approximately $300 million annually.
For additional discussion of restructuring, see Note 13 to the Consolidated Financial Statements.
SEGMENT REVIEW

	Net Sales			Operating Profits			Operating Profit Margin
(dollars in millions)	2015	2014	2013	2015	2014	2013	2015	2014	2013
Otis	$11,980	$12,982	$12,484	$2,338	$2,640	$2,590	19.5%	20.3%	20.7%
UTC Climate, Controls & Security	16,707	16,823	16,809	2,936	2,782	2,590	17.6%	16.5%	15.4%
Pratt & Whitney	14,082	14,508	14,501	861	2,000	1,876	6.1%	13.8%	12.9%
UTC Aerospace Systems	14,094	14,215	13,347	1,888	2,355	2,018	13.4%	16.6%	15.1%
Total segment	56,863	58,528	57,141	8,023	9,777	9,074	14.1%	16.7%	15.9%
Eliminations and other	(765)	(628)	(541)	(268)	304	(44)
General corporate expenses	—	—	—	(464)	(488)	(481)
Consolidated	$56,098	$57,900	$56,600	$7,291	$9,593	$8,549	13.0%	16.6%	15.1%
Commercial Businesses
The financial performance of our commercial businesses can be influenced by a number of external factors including fluctuations in residential and commercial construction activity, regulatory changes, interest rates, labor costs, foreign currency exchange rates, customer attrition, raw material and energy costs, credit markets and other global and political factors. UTC

Climate, Controls & Security's financial performance can also be influenced by production and utilization of transport equipment, and for its residential business, weather conditions. Geographic and industry diversity across the commercial businesses help to balance the impact of such factors on our consolidated operating results, particularly in the face of uneven economic growth. Worldwide economic conditions were generally favorable for Otis in 2015, compared with 2014, with continued strong new equipment order growth rates at constant currency in North America (31%), Europe (11%) and the Middle East (70%), led by a significant increase in orders there related to a landmark project, partially offset by declines in orders in China (13%). Within the UTC Climate, Controls & Security segment order growth rates at constant currency for 2015 were mixed with an increase in transport refrigeration orders (7%) offset by declines in residential HVAC equipment orders (12%). Foreign exchange rate fluctuations had an adverse effect on orders during 2015 at Otis (8%) and UTC Climate, Controls & Security (6%).
Total commercial business sales generated outside the U.S., including U.S. export sales were 65% and 69% in 2015 and 2014, respectively. The following table shows sales generated outside the U.S., including U.S. export sales, for each of the commercial business segments:

	2015	2014
Otis	77%	81%
UTC Climate, Controls & Security	56%	59%
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

				Total Increase (Decrease) Year-Over-Year for:
(dollars in millions)	2015	2014	2013	2015 Compared with 2014		2014 Compared with 2013
Net Sales	$11,980	$12,982	$12,484	$(1,002)	(8)%	$498	4%
Cost of Sales	8,122	8,756	8,345	(634)	(7)%	411	5%
	3,858	4,226	4,139
Operating Expenses and Other	1,520	1,586	1,549
Operating Profits	$2,338	$2,640	$2,590	$(302)	(11)%	$50	2%

	Factors Contributing to Total % Increase (Decrease) Year-Over-Year in:
	2015			2014
	Net Sales	Cost of Sales	Operating Profits	Net Sales	Cost of Sales	Operating Profits
Organic / Operational	1%	3%	(2)%	6%	7%	4%
Foreign currency translation	(9)%	(10)%	(9)%	(2)%	(2)%	(2)%
Restructuring costs	—	—	1%	—	—	—
Other	—	—	(1)%	—	—	—
Total % change	(8)%	(7)%	(11)%	4%	5%	2%
2015 Compared with 2014
Organic sales increased 1% primarily due to higher new equipment sales (2%), with growth in North America (2%) and Asia outside of China (1%), partially offset by decline in China (1%), which was primarily driven by new equipment pricing headwind and volume declines. Service sales growth in the Americas and Asia (combined 1%) was offset by declines in Europe (1%), on lower volumes and unfavorable pricing and mix.
Operational profit decreased 2% primarily due to lower service contribution (3%) predominantly in Europe and higher selling, general and administrative expenses (1%), primarily due to sales growth in Americas and Asia outside of China, partially offset by higher new equipment contribution (3%).
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
UTC Climate, Controls & Security is a leading provider of HVAC and refrigeration solutions, including controls for residential, commercial, industrial and transportation applications. These products and services are sold under the Carrier name and other brand names to building contractors and owners, homeowners, transportation companies, retail stores and food service companies. UTC Climate, Controls & Security is also a global provider of security and fire safety products and services. UTC Climate, Controls & Security provides electronic security products such as intruder alarms, access control systems and video surveillance systems, and designs and manufactures a wide range of fire safety products including specialty hazard detection and fixed suppression products, portable fire extinguishers, fire detection and life safety systems, and other firefighting equipment. Services provided to the electronic security and fire safety industries include systems integration, video surveillance, installation, maintenance, and inspection. In certain markets, UTC Climate, Controls & Security also provides monitoring and response services to complement its electronic security and fire safety businesses. Through its venture with Watsco, Inc., UTC Climate, Controls & Security distributes Carrier, Bryant, Payne and Totaline residential and light commercial HVAC products in the U.S. and selected territories in the Caribbean and Latin America. UTC Climate, Controls & Security sells directly to end customers and through manufacturers’ representatives, distributors, wholesalers, dealers and retail outlets. Certain of UTC Climate, Controls & Security’s HVAC businesses are seasonal and can be impacted by weather. UTC Climate, Controls & Security customarily offers its customers incentives to purchase products to ensure an adequate supply in the distribution channels. The principal incentive program provides reimbursements to distributors for offering promotional pricing on UTC Climate, Controls & Security products. We account for incentive payments made as a reduction in sales. UTC Climate, Controls & Security products and services are used by governments, financial institutions, architects, building owners and developers, security and fire consultants, homeowners and other end-users requiring a high level of security and fire protection for their businesses and residences. UTC Climate, Controls & Security provides its security and fire safety products and services under Chubb, Kidde and other brand names, and sells directly to customers as well as through manufacturer representatives, distributors, dealers and U.S. retail distribution.

				Total Increase (Decrease) Year-Over-Year for:
(dollars in millions)	2015	2014	2013	2015 Compared with 2014		2014 Compared with 2013
Net Sales	$16,707	$16,823	$16,809	$(116)	(1)%	$14	—
Cost of Sales	11,611	11,707	11,918	(96)	(1)%	(211)	(2)%
	5,096	5,116	4,891
Operating Expenses and Other	2,160	2,334	2,301
Operating Profits	$2,936	$2,782	$2,590	$154	6%	$192	7%

	Factors Contributing to Total % Increase (Decrease) Year-Over-Year in:
	2015			2014
	Net Sales	Cost of Sales	Operating Profits	Net Sales	Cost of Sales	Operating Profits
Organic / Operational	3%	3%	6%	3%	1%	11%
Foreign currency translation	(6)%	(6)%	(5)%	(1)%	(1)%	(1)%
Acquisitions and divestitures, net	2%	2%	—	(2)%	(2)%	—
Restructuring costs	—	—	—	—	—	(1)%
Other	—	—	5%	—	—	(2)%
Total % change	(1)%	(1)%	6%	—	(2)%	7%
2015 Compared with 2014
The organic sales increase (3%) primarily reflects growth in Americas (2%) driven by the U.S. commercial and residential HVAC businesses, and growth in refrigeration (1%) driven by the transport refrigeration business.
The 6% operational profit increase was primarily driven by favorable volume and price (combined 2%) on the sales increase noted above. The beneficial impact from lower commodity costs (2%) and net restructuring and cost productivity (2%) was partially offset by lower joint venture income (1%). The 5% increase in "Other" was primarily driven by a gain as a result of a fair value adjustment related to the acquisition of a controlling interest in a joint venture investment (5%) and a gain as a result of a fair value adjustment related to a separate acquisition of a controlling interest in another joint venture investment (1%), partially offset by the absence of a gain from UTC Climate, Controls & Security's portfolio transformation in 2014 (1%).

2014 Compared with 2013
The organic sales increase (3%) for the year primarily reflects growth in Americas (2%) driven by the U.S. residential HVAC and fire safety products businesses, and growth in refrigeration (1%) driven by the transport refrigeration business. The decrease in "Acquisitions and divestitures, net" (2%) reflects the year-over-year impact of divestitures completed in the preceding twelve months associated with UTC Climate, Controls & Security's portfolio transformation.
The 11% operational profit increase was driven by favorable volume and price (combined 5%), the benefits of previous restructuring actions and cost productivity (combined 2%), favorable commodity costs (2%) and higher equity income (2%). The 2% decrease in "Other" primarily reflects net year-over-year impact from UTC Climate, Controls & Security's portfolio transformation.
Aerospace Businesses
The financial performance of Pratt & Whitney and UTC Aerospace Systems is directly tied to the economic conditions of the commercial aerospace and defense aerospace industries. In particular, Pratt & Whitney experiences intense competition for new commercial airframe/engine combinations. Engine suppliers may offer substantial discounts and other financial incentives, performance and operating cost guarantees, and participate in financing arrangements, in an effort to compete for the aftermarket associated with these engine sales. These OEM engine sales may result in losses on the engine sales, which economically are recovered through the sales and profits generated over the engine's maintenance cycle. At times, the aerospace businesses also enter into development programs and firm fixed-price development contracts, which may require the company to bear cost overruns related to unforeseen technical and design challenges that arise during the development stage of the program. Customer selections of engines and components can also have a significant impact on later sales of parts and service. Predicted traffic levels, load factors, worldwide airline profits, general economic activity and global defense spending have been reliable indicators for new aircraft and aftermarket orders within the aerospace industry. Spare part sales and aftermarket service trends are affected by many factors, including usage, technological improvements, pricing, regulatory changes and the retirement of older aircraft. Our commercial aftermarket businesses continue to evolve as an increasing proportion of our aerospace businesses' customers are covered under Fleet Management Programs (FMPs). FMPs are comprehensive long-term spare part and maintenance agreements with our customers. We expect a continued shift to FMPs in lieu of transactional spare part sales as new engines enter customers' fleets on FMP and legacy fleets are retired. Performance in the general aviation sector is closely tied to the overall health of the economy. In 2015, as compared with 2014, total commercial aerospace aftermarket sales increased 6% at Pratt & Whitney and 1% at UTC Aerospace Systems.
Our long-term aerospace contracts are subject to strict safety and performance regulations which can affect our ability to estimate costs precisely. Contract cost estimation for the development of complex projects, in particular, requires management to make significant judgments and assumptions regarding the complexity of the work to be performed, availability of materials, the performance by subcontractors, the timing of funding from customers and the length of time to complete the contract. As a result, we review and update our cost estimates on significant contracts on a quarterly basis, and no less frequently than annually for all others, and when circumstances change and warrant a modification to a previous estimate. Changes in estimates relate to the current period impact of revisions to total estimated contract sales and costs at completion. We record changes in contract estimates using the cumulative catch-up method. Operating profits included significant net favorable changes in aerospace contract estimates of approximately $115 million in 2015 primarily representing favorable contract adjustments recorded at Pratt & Whitney. In accordance with our revenue recognition policy, losses, if any, on long-term contracts are provided for when anticipated. Loss provisions on OEM contracts are recognized to the extent that estimated inventoriable manufacturing, engineering, product warranty and product performance guarantee costs, as appropriate, exceed the projected revenue from the products and services contemplated under the existing and related implied future contractual arrangements. There were no material loss provisions recorded on OEM contracts in continuing operations in 2015 or 2014.
The commercial airline industry was strong throughout 2015 benefiting from traffic growth and lower fuel costs. Airline traffic growth rates, as measured by revenue passenger miles (RPMs) grew nearly 7% in the first eleven months of 2015, as compared with 2014, while jet fuel costs have declined more than 30% relative to prices one year ago in most geographic regions. Pratt & Whitney is developing the geared turbofan engine that will power currently-proposed and future aircraft and is building capacity to meet demand for new engines which are fuel efficient and have reduced noise levels and exhaust emissions. The PurePower® PW1100G-JM engine completed Federal Aviation Agency (FAA) certification for the Airbus A320neo platform on December 19, 2014, and entered into service in January 2016.
Our military sales are affected by U.S. Department of Defense spending levels. However, the sale of Sikorsky during 2015 reduced our U.S. Government defense-spending exposure. Excluding Sikorsky, total sales to the U.S. Government were $5.6 billion in 2015, $5.9 billion in 2014, and $6.3 billion in 2013, and were 10%, 10% and 11% of total UTC sales, respectively. The defense portion of our aerospace business is also affected by changes in market demand and the global political environment. Our participation in long-term production and development programs for the U.S. Government has contributed positively to our results in 2015 and is expected to continue to benefit results in 2016.
As previously disclosed, Pratt & Whitney's PurePower PW1500G engine models have been selected by Bombardier to power the new CSeries passenger aircraft, which is scheduled to enter service in 2016. There have been multi-year delays in the development of the CSeries aircraft. Notwithstanding these delays, Bombardier reports that they have received 243 orders for the aircraft, and that the program has nearly completed the certification process and is exceeding performance expectations. Further, they reached an agreement with the Canadian government for additional funding of $1 billion in the fourth quarter of 2015. We have made various investments in support of the production and delivery of our PW1500G engines and systems for the CSeries program, which we currently expect to recover through future deliveries of PW1500G powered CSeries aircraft.  Our net asset exposure related to the CSeries program is approximately $253 million, consisting of inventory, compliance engines and exclusivity assets, the recoverability of which is predicated on achieving a certain minimum volume of future engine deliveries. Bombardier is currently forecasting aircraft demand beyond this level and, as such, our net assets are considered recoverable.  We will continue to monitor the progress of the program and our ability to recover our investments.
Pratt & Whitney is among the world's leading suppliers of aircraft engines for the commercial, military, business jet and general aviation markets. Pratt & Whitney also provides fleet management services and aftermarket maintenance, repair and overhaul services, including the sale of spare parts, auxiliary power units and industrial gas generators. Pratt & Whitney produces families of large engines for wide and narrow-body and large regional aircraft in the commercial market, and for fighter and transport aircraft in the military market. Pratt & Whitney's products are sold principally to aircraft manufacturers, airlines and other aircraft operators, aircraft leasing companies, and the U.S. and foreign governments. Pratt & Whitney's products and services must adhere to strict regulatory and market-driven safety and performance standards. The frequently changing nature of these standards, along with the long duration of aircraft engine development, production and support programs, creates uncertainty regarding engine program profitability.
The development of new engines and improvements to current production engines present important growth opportunities. Pratt & Whitney is under contract with the U.S. Government's F-35 Joint Program Office to develop, produce and sustain the F135 engine, a derivative of Pratt & Whitney's F119 engine, to power the single-engine F-35 Lightning II aircraft (commonly known as the Joint Strike Fighter) being developed and produced by Lockheed Martin. The two F135 propulsion system configurations for the F-35A/F-35C and F-35B jets are certified for production and in use by the U.S. Air Force and the U.S. Marine Corps. F135 engines are also used on F-35 aircraft purchased by Joint Strike Fighter partner countries and foreign military sales countries.
In addition, Pratt & Whitney is currently developing technology, including the PurePower PW1000G Geared TurboFan engine, intended to enable it to power both currently-proposed and future aircraft. The PurePower PW1000G engine targets a significant reduction in fuel burn and noise levels with lower environmental emissions and operating costs than current production engines. Airbus has selected the PW1100G engine, a member of the PurePower PW1000G engine family, as a new engine option to power its A320neo family of aircraft. The PW1100G-JM is being developed as part of a collaboration with MTU Aero Engines (MTU) and Japanese Aero Engines Corporation (JAEC). Additionally, PurePower® PW1000G engine models have been selected by Bombardier to power the new CSeries passenger aircraft, Mitsubishi Aircraft Corporation to power the new Mitsubishi Regional Jet, Irkut Corporation to power the proposed new Irkut MC-21 passenger aircraft and Embraer to power the next generation of Embraer’s E-Jet family of aircraft. In October 2014, Gulfstream announced the selection of the PurePower® PW800 engine to exclusively power Gulfstream’s new G500 and G600 business jets scheduled to enter service in 2018. The CSeries passenger aircraft is scheduled to enter into service in the second quarter of 2016. The Mitsubishi Regional Jet, the Irkut MC-21 and Embraer's next generation of E-Jet family aircraft are scheduled to enter into service in 2018. The success of these aircraft and the PurePower® family of engines is dependent upon many factors including technological accomplishments, program execution, aircraft demand, and regulatory approval. Based on these factors, as well as the level of success of aircraft program launches by aircraft manufacturers and other conditions, additional investment in the PurePower® program may be required.
In view of the risks and costs associated with developing new engines, Pratt & Whitney has entered into collaboration arrangements in which sales, costs and risks are shared. At December 31, 2015, the interests of third party participants in Pratt & Whitney-directed commercial jet engine programs ranged from 14% to 50%. In addition, Pratt & Whitney has interests in other engine programs, including a 50% ownership interest in the Engine Alliance (EA), a joint venture with GE Aviation, which markets and manufactures the GP7000 engine for the Airbus A380 aircraft. Pratt & Whitney has entered into risk and revenue sharing arrangements with third parties for 40% of the products and services that Pratt & Whitney is responsible for providing to the EA. Pratt & Whitney accounts for its interests in the EA joint venture under the equity method of accounting. Pratt & Whitney holds a 61% net program share interest in the IAE International Aero Engines AG (IAE) collaboration with MTU and JAEC and a 49.5% ownership interest in IAE. Pratt & Whitney continues to pursue additional collaboration partners.

				Total Increase (Decrease) Year-Over-Year for:
(dollars in millions)	2015	2014	2013	2015 Compared with 2014		2014 Compared with 2013
Net Sales	$14,082	$14,508	$14,501	$(426)	(3)%	$7	—
Cost of Sales	10,910	10,926	11,148	(16)	—	(222)	(2)%
	3,172	3,582	3,353
Operating Expenses and Other	2,311	1,582	1,477
Operating Profits	$861	$2,000	$1,876	$(1,139)	(57)%	$124	7%

	Factors Contributing to Total % Increase (Decrease) Year-Over-Year in:
	2015			2014
	Net Sales	Cost of Sales	Operating Profits	Net Sales	Cost of Sales	Operating Profits
Organic* / Operational*	(1)%	2%	(12)%	2%	—	6%
Foreign currency (including P&WC net hedging)*	(1)%	(2)%	3%	(1)%	(1)%	2%
Acquisitions and divestitures, net	—	1%	1%	(1)%	(1)%	(1)%
Restructuring costs	—	—	(2)%	—	—	5%
Other	(1)%	(1)%	(47)%	—	—	(5)%
Total % change	(3)%	—	(57)%	—	(2)%	7%

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

2015 Compared with 2014
The organic sales decrease (1%) reflects lower military engine volume (1%) and lower commercial engine volume (2%), offset by higher commercial engine aftermarket sales (2%). "Other" reflects a sales reduction in connection with customer contract negotiations (1%).
Pratt & Whitney's operating profit includes higher pension cost partially offset by restructuring savings across its business. The operational profit decrease (12%) was due to higher negative engine margin within the Large Commercial Engine business and lower volume within P&WC (15%), lower engine volume and unfavorable mix within the Military Engine business (2%), unfavorable aftermarket mix and a decline in the amount of favorable contract performance adjustments within the Military Engine business (4%), and lower commercial developmental profit (2%), partially offset by lower research and development spending (5%), higher aftermarket profits at P&WC (4%), and an increase in favorable contract termination benefits (3%). Operating profit increased 1% as a result of the acquisition of a majority interest in a joint venture in the third quarter of 2014. The "Other" operating profit decline reflects a charge resulting from amendments to research and development support arrangements previously entered into with federal and provincial Canadian government agencies (43%) and a charge resulting from customer contract negotiations (4%).
2014 Compared with 2013
The organic sales increase (2%) primarily reflects higher spares volume at P&WC (1%) and higher commercial aftermarket volume (2%), offset by lower military sales volume (1%). Sales decreased (1%) as a result of the divestiture of Pratt & Whitney Power Systems in 2013 (2%), offset by the acquisition of a majority interest in a joint venture in 2014 (1%).
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

				Total Increase (Decrease) Year-Over-Year for:
(dollars in millions)	2015	2014	2013	2015 Compared with 2014		2014 Compared with 2013
Net Sales	$14,094	$14,215	$13,347	$(121)	(1)%	$868	7%
Cost of Sales	10,533	10,192	9,534	341	3%	658	7%
	3,561	4,023	3,813
Operating Expenses and Other	1,673	1,668	1,795
Operating Profits	$1,888	$2,355	$2,018	$(467)	(20)%	$337	17%

	Factors Contributing to Total % Increase (Decrease) Year-Over-Year in:
	2015			2014
	Net Sales	Cost of Sales	Operating Profits	Net Sales	Cost of Sales	Operating Profits
Organic / Operational	3%	6%	(6)%	6%	7%	15%
Foreign currency translation	(2)%	(3)%	2%	1%	—	—
Acquisitions and divestitures, net	(1)%	(1)%	—	—	—	—
Restructuring costs	—	—	(1)%	—	—	1%
Other	(1)%	1%	(15)%	—	—	1%
Total % change	(1)%	3%	(20)%	7%	7%	17%
2015 Compared with 2014
The organic sales growth (3%) primarily reflects an increase in commercial aerospace OEM and commercial aftermarket sales volume (3%) and a benefit from a change in a customer relationship (2%), partially offset by the absence of the favorable impact of a prior year customer contract settlement (1%) and lower military OEM sales volume (1%). "Other" represents the unfavorable impact of significant customer contract negotiations (1%).
The organic decrease in operational profit (6%) primarily reflects lower commercial aerospace OEM profit contribution (6%) primarily due to adverse mix, higher pension costs (5%), lower military profit contribution (4%), and the absence of the favorable impact of a prior year customer contract settlement (2%), partially offset by the favorable impact of several customer contract negotiations, dispute resolutions and other settlements (4%), lower research and development costs (3%), lower selling, general and administrative expenses (3%), and the favorable impact of a contract termination (2%). "Other" primarily represents the unfavorable impact of significant customer contract negotiations (13%) and the impairment of certain assets held for sale (2%).
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
Eliminations and other

	Net Sales			Operating Profits
(dollars in millions)	2015	2014	2013	2015	2014	2013
Eliminations and other	$(765)	$(628)	$(541)	$(268)	$304	$(44)
General corporate expenses	—	—	—	(464)	(488)	(481)

Eliminations and other reflect the elimination of sales, other income and operating profit transacted between segments, as well as the operating results of certain smaller businesses. The change in sales in 2015, as compared with 2014, reflects an increase in the amount of inter-segment sales eliminations between our aerospace business segments. The decline in operating profit in 2015, as compared with 2014, reflects a $237 million charge for pending and future asbestos claims through 2059, a $27 million charge related to an agreement with a state taxing authority for the monetization of tax credits, and the absence of a $220 million gain on an agreement with a state taxing authority for the monetization of tax credits in 2014.
The change in sales in 2014, as compared with 2013, reflects an increase in the amount of inter-segment sales eliminations, principally between our aerospace businesses. The change in the operating profit elimination in 2014, as compared with 2013, reflects lower divestiture costs in 2014 and an approximately $220 million gain on an agreement with a state taxing authority for the monetization of tax credits in 2014.

LIQUIDITY AND FINANCIAL CONDITION

(dollars in millions)	2015	2014
Cash and cash equivalents	$7,075	$5,229
Total debt	20,425	19,701
Net debt (total debt less cash and cash equivalents)	13,350	14,472
Total equity	28,844	32,564
Total capitalization (total debt plus total equity)	49,269	52,265
Net capitalization (total debt plus total equity less cash and cash equivalents)	42,194	47,036
Total debt to total capitalization	41%	38%
Net debt to net capitalization	32%	31%
We assess our liquidity in terms of our ability to generate cash to fund our operating, investing and financing activities. Our principal source of liquidity is operating cash flows from continuing operations, which, after netting out capital expenditures, we target to equal or exceed net income attributable to common shareowners from continuing operations. For 2016, we expect this to approximate 90% to 100% of net income attributable to common shareowners from continuing operations. In addition to operating cash flows, other significant factors that affect our overall management of liquidity include: common stock repurchases, capital expenditures, customer financing requirements, investments in businesses, dividends, pension funding, access to the commercial paper markets, adequacy of available bank lines of credit, redemptions of debt, and the ability to attract long-term capital at satisfactory terms.
Our domestic pension funds experienced a positive return on assets of approximately 0.1% during 2015. Approximately 87% of these domestic pension plans are invested in readily-liquid investments, including equity, fixed income, asset-backed receivables and structured products. The balance of these domestic pension plans (13%) is invested in less-liquid but market-valued investments, including real estate and private equity. Across our global pension plans, the impact of higher discount rates for pension obligations, a change in the manner of estimating discount rates for service cost and interest cost and the continued recognition of prior pension investment gains, partially offset by a reduction in the expected return on plan assets and 2015 actual returns on plan assets, will result in decreased pension expense in 2016 of approximately $500 million as compared to 2015.
Historically, our strong debt ratings and financial position have enabled us to issue long-term debt at favorable market rates. Our ability to obtain debt financing at comparable risk-based interest rates is partly a function of our existing debt-to-total-capitalization level as well as our credit standing. In September 2015, several external rating agencies downgraded our debt ratings ("A" to "A-", and "A2" to "A3") with a stable ratings outlook, primarily attributing their actions to the level of completed and projected share repurchase activity. Our debt-to-total-capitalization increased 300 basis points from 38% at December 31, 2014 to 41% at December 31, 2015 primarily due to lower total equity from our share repurchases in 2015 and the use of short-term borrowings. We use our commercial paper borrowings for general corporate purposes, including the funding of potential acquisitions, debt refinancing, and repurchases of our common stock. The need for commercial paper borrowings arises when the use of domestic cash for acquisitions, dividends, and share repurchases exceeds the sum of domestic cash generation and foreign cash repatriated to the U.S.
On May 4, 2015, we completed the optional remarketing of the 1.550% junior subordinated notes, which were originally issued as part of our equity units on June 18, 2012. As a result of the remarketing, these notes were redesignated as our 1.778% junior subordinated notes due May 4, 2018. On August 3, 2015, we received approximately $1.1 billion from the proceeds of the remarketing, and issued approximately 11.3 million shares of Common Stock to settle the purchase obligation of the holders of the equity units under the purchase contract entered into at the time of the original issuance of the equity units.

During the quarter ended June 30, 2015, we repaid at maturity all 4.875% notes due in 2015 and all floating rate notes due in 2015, representing $1.7 billion in aggregate principal. On May 4, 2015, we issued $850 million aggregate principal amount of 4.150% notes due May 15, 2045. On May 22, 2015 we issued €750 million aggregate principal amount of 1.250% notes due May 22, 2023. The net proceeds from these debt issuances were used primarily to repay the 4.875% notes and floating rate notes maturing during the quarter ended June 30, 2015.
In 2014, we redeemed all remaining outstanding 2016 Goodrich 6.290% notes, representing approximately $188 million in aggregate principal, under our redemption notice issued on February 28, 2014.
On March 13, 2015, we entered into accelerated share repurchase (ASR) agreements to repurchase an aggregate of $2.65 billion of our common stock, which was largely funded by our commercial paper borrowings. Under the terms of the ASR agreements, we made the aggregate payments and received an initial delivery of approximately 18.6 million shares of our common stock, representing approximately 85% of the shares expected to be repurchased. On July 31, 2015, the shares associated with the remaining portion of the aggregate purchase were settled upon final delivery of approximately 4.2 million additional shares of common stock.
On November 6, 2015, we completed the sale of Sikorsky to Lockheed Martin Corp. for approximately $9,083 million in cash, subject to customary post-closing working capital and net debt adjustments. In connection with the sale of Sikorsky, we expect to make tax payments of approximately $2.4 billion, primarily during the first quarter of 2016.
On November 11, 2015, we entered into ASR agreements to repurchase an aggregate of $6 billion of our common stock utilizing the net after-tax proceeds from the sale of Sikorsky. Under the terms of the ASR agreements, we made the aggregate payments on November 16, 2015 and received an initial delivery of approximately 51.9 million shares of our common stock, representing approximately 85% of the shares expected to be repurchased. The shares associated with the remaining portion of the aggregate purchase price are to be settled over six tranches. Upon settlement of each tranche, we may be entitled to receive additional common shares or, under certain limited circumstances, be required to deliver shares or make additional payments to the counterparties. The final settlement of the transactions under all tranches is expected to occur no later than the third quarter of 2016.
At December 31, 2015, we had revolving credit agreements with various banks permitting aggregate borrowings of up to $4.35 billion pursuant to a $2.20 billion revolving credit agreement and a $2.15 billion multicurrency revolving credit agreement, both of which expire in May 2019. As of December 31, 2015 and 2014, there were no borrowings under either of these revolving credit agreements. The undrawn portions of our revolving credit agreements are also available to serve as backup facilities for the issuance of commercial paper. As of December 31, 2015, our maximum commercial paper borrowing authority was $4.35 billion. We generally use our commercial paper borrowings for general corporate purposes, including the funding of potential acquisitions and repurchases of our common stock.
At December 31, 2015, over 85% of our cash was held by UTC's foreign subsidiaries, due to our extensive international operations. We manage our worldwide cash requirements by reviewing available funds among the many subsidiaries through which we conduct our business and the cost effectiveness with which those funds can be accessed. The repatriation of cash balances from certain of our subsidiaries could have adverse tax consequences or be subject to capital controls; however, those balances are generally available without legal restrictions to fund ordinary business operations. In the quarter ended December 31, 2015, we recognized an income tax provision of approximately $274 million related to the intended repatriation of foreign cash, the majority of which is from current year earnings of certain international subsidiaries. As discussed in Note 11, with few other exceptions, U.S. income taxes have not been provided on other undistributed earnings of international subsidiaries. Our intention is to reinvest these earnings permanently or to repatriate the earnings only when it is tax effective to do so.
We continue to be involved in litigation with the German Tax Office in the German Tax Court with respect to certain tax benefits that we have claimed related to a 1998 reorganization of the corporate structure of Otis operations in Germany. We made tax and interest payments of approximately $300 million during 2015 to avoid additional interest accruals while we continue to litigate this matter. We do not expect to make significant additional tax or interest payments pending final resolution of this matter. See Note 17 for a further discussion of this German tax litigation.
On occasion, we are required to maintain cash deposits with certain banks with respect to contractual obligations related to acquisitions or divestitures or other legal obligations. As of December 31, 2015 and 2014, the amount of such restricted cash was approximately $45 million and $255 million, respectively.
We believe our future operating cash flows will be sufficient to meet our future operating cash needs. Further, we continue to have access to the commercial paper markets and our existing credit facilities, and our ability to obtain debt or equity financing, as well as the availability under committed credit lines, provides additional potential sources of liquidity should they be required or appropriate.

Cash Flow—Operating Activities of Continuing Operations

(dollars in millions)	2015	2014	2013
Net cash flows provided by operating activities of continuing operations	$6,698	$6,994	$7,314
2015 Compared with 2014
Cash generated from operating activities of continuing operations in 2015 was $296 million lower than 2014. Income from continuing operations and noncash deferred income tax provision and depreciation and amortization charges were approximately $1.8 billion lower than 2014. This decline includes the noncash expense related to the Canadian government settlement of $867 million and the noncash portion of other infrequently occurring items, as discussed in Results of Operations, which are included in Other operating activities, net in the Consolidated Statement of Cash Flows for the year ended December 31, 2015. The 2015 cash outflows for working capital were primarily driven by increases in inventory in our aerospace businesses to support deliveries and other contractual commitments, and were partially offset by increases in accounts payable and accrued liabilities in these businesses. Increases in accounts receivable in our commercial businesses were largely offset by increases in accounts payable and customer advances in these businesses. Factoring activity in 2015 was approximately $100 million higher than the prior year, excluding customer-funded factoring at Pratt & Whitney related to certain extensions of contractual payment terms. Reductions in accrued liabilities also include payments of interest and taxes of approximately $300 million related to the German tax matter, as discussed in Note 17. For 2014, cash outflows for working capital were driven by increases in inventory to support deliveries and other contractual commitments across all business segments. Reductions in accounts receivable in our aerospace businesses, driven primarily by accelerated customer collections and selected factoring primarily at Pratt & Whitney, were partially offset by increases in accounts receivable in our commercial businesses.
The funded status of our defined benefit pension plans is dependent upon many factors, including returns on invested assets, the level of market interest rates and actuarial mortality assumptions. We can contribute cash or UTC shares to our plans at our discretion, subject to applicable regulations. Total cash contributions to our global defined benefit pension plans were $147 million, $517 million and $108 million during 2015, 2014 and 2013, respectively. In 2015, we made noncash contributions of $250 million in UTC common stock to our defined benefit pension plans. As of December 31, 2015, the total investment by the global defined benefit pension plans in our securities was approximately 3% of total plan assets. Although our domestic defined benefit pension plans are approximately 88% funded on a projected benefit obligation basis as of December 31, 2015, and we are not required to make additional contributions through the end of 2020, we may elect to make discretionary contributions in 2016. We expect to make total contributions of approximately $175 million to our global defined benefit pension plans in 2016. Contributions to our global defined benefit pension plans in 2016 are expected to meet or exceed the current funding requirements.
2014 Compared with 2013
Cash generated from operating activities of continuing operations in 2014 was $320 million lower than 2013. Income from continuing operations and noncash deferred income tax provision and depreciation and amortization charges were approximately $1 billion higher than 2013, offset by $883 million of higher investments in working capital and $409 million of higher global pension contributions than in 2013. The 2014 cash outflows for working capital were driven by increases in inventory to support deliveries and other contractual commitments across all business segments. Reductions in accounts receivable in our aerospace businesses, driven primarily by accelerated customer collections and selected factoring primarily at Pratt & Whitney, were partially offset by increases in accounts receivable in our commercial businesses. For 2013, cash inflows for working capital were driven by an increase in customer advances and accruals, primarily at Pratt & Whitney and Otis, partially offset by an increase in accounts receivable attributable to sales volumes and timing, primarily at Pratt & Whitney and UTC Aerospace Systems. Increases in inventories and contracts in progress were largely offset by increases in accounts payable.
Cash Flow—Investing Activities of Continuing Operations

(dollars in millions)	2015	2014	2013
Net cash flows used in investing activities of continuing operations	$(2,527)	$(2,192)	$(1,323)
2015 Compared with 2014
Cash flows used in investing activities of continuing operations for 2015 primarily reflect capital expenditures of approximately $1.7 billion and payments related to our collaboration intangible assets and contractual rights to provide product on new aircraft platforms of approximately $685 million. Cash flows used in investing activities of continuing operations for 2014 primarily reflect capital expenditures of approximately $1.6 billion and payments related to our collaboration intangible assets and contractual rights to provide product on new aircraft platforms of approximately $800 million, partially offset by net proceeds of approximately $344 million from business dispositions, primarily a number of small dispositions in our commercial businesses.
In 2015, we increased our collaboration intangible assets by approximately $437 million, of which $300 million represented payments made under our 2012 agreement to acquire Rolls-Royce's ownership and collaboration interests in IAE. Capital expenditures for 2015 primarily relate to investments in new programs at Pratt & Whitney and UTC Aerospace Systems. Cash investments in businesses in 2015 were approximately $538 million, and were partially offset by net proceeds of approximately $200 million from business dispositions. Cash investments in businesses in 2015 consisted of the acquisition of the majority interest in a UTC Climate, Controls & Security business, the acquisition of an imaging technology company by UTC Aerospace Systems and a number of small acquisitions, primarily in our commercial businesses. Approximately $210 million of our restricted cash balance as of December 31, 2014 was utilized in cash investments in businesses in 2015.
We expect total cash investments for acquisitions in 2016 to be $1 billion to $2 billion. However, actual acquisition spending may vary depending upon the timing, availability and appropriate value of acquisition opportunities. We expect capital expenditures in 2016 to be approximately $1.7 billion.
As discussed in Note 14 to the Consolidated Financial Statements, we enter into derivative instruments for risk management purposes only, including derivatives designated as hedging instruments under the Derivatives and Hedging Topic of the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) and those utilized as economic hedges. We operate internationally and, in the normal course of business, are exposed to fluctuations in interest rates, foreign exchange rates and commodity prices. These fluctuations can increase the costs of financing, investing and operating the business. We have used derivative instruments, including swaps, forward contracts and options to manage certain foreign currency, interest rate and commodity price exposures. During the years ended December 31, 2015 and 2014, we had net cash receipts of approximately $160 million and $93 million, respectively, from the settlement of these derivative instruments, primarily related to the strengthening of the U.S. Dollar.
Customer financing activities were a net use of cash of $169 million in 2015 and a net source of cash of $129 million in 2014. While we expect that 2016 customer financing activity will be a net use of funds, actual funding is subject to usage under existing customer financing commitments during the year. We may also arrange for third-party investors to assume a portion of our commitments. At December 31, 2015, we had commercial aerospace financing and other contractual commitments of approximately $14.6 billion related to commercial aircraft and certain contractual rights to provide product on new aircraft platforms, of which as much as $1.2 billion may be required to be disbursed during 2016. As discussed in Note 1 to the Consolidated Financial Statements, we have entered into certain collaboration arrangements, which may include participation by our collaborators in these commitments. At December 31, 2015, our collaborators' share of these commitments was approximately $4.1 billion of which as much as $344 million may be required to be disbursed to us during 2016. Refer to Note 5 to the Consolidated Financial Statements for additional discussion of our commercial aerospace industry assets and commitments.
2014 Compared with 2013
Cash flows used in investing activities of continuing operations for 2014 primarily reflect capital expenditures of approximately $1.6 billion and payments related to our collaboration intangible assets and contractual rights to provide product on new aircraft platforms of approximately $800 million.
Cash flows used in investing activities of continuing operations in 2013 primarily reflect the net proceeds of approximately $1.6 billion from business dispositions, offset by capital expenditures of approximately $1.6 billion and payments related to our collaboration intangible assets and contractual rights to provide product on new aircraft platforms of approximately $930 million. Business dispositions in 2013 included the sale of the legacy Goodrich pumps and engine controls business, the sale of the legacy Goodrich electric power systems business and the sale of Pratt & Whitney Power Systems.
Cash investments in businesses in 2014 were approximately $402 million, and included the acquisition of the majority interest in a Pratt & Whitney joint venture and a number of small acquisitions, primarily in our commercial businesses. Capital expenditures in 2014 were consistent with 2013 and related primarily to investments in new programs at Pratt & Whitney and UTC Aerospace Systems, as well as continuation of Goodrich integration activities at UTC Aerospace Systems. Customer financing activities were a net source of cash of $129 million in 2014 and a net use of cash of $134 million in 2013.
Cash Flow—Financing Activities of Continuing Operations

(dollars in millions)	2015	2014	2013
Net cash flows used in financing activities of continuing operations	$(10,776)	$(4,247)	$(5,931)

2015 Compared with 2014
The timing and levels of certain cash flow activities, such as acquisitions and repurchases of our stock, have resulted in the issuance of both long-term and short-term debt. Commercial paper borrowings and revolving credit facilities provide short-term liquidity to supplement operating cash flows and are used for general corporate purposes, including the funding of potential acquisitions and repurchases of our stock. We had approximately $727 million of outstanding commercial paper at December 31, 2015. At December 31, 2014, we had no commercial paper outstanding.
On May 4, 2015, we completed the previously announced optional remarketing of the 1.550% junior subordinated notes, which were originally issued as part of our equity units on June 18, 2012. As a result of the remarketing, these notes were redesignated as our 1.778% junior subordinated notes due May 4, 2018. On August 3, 2015, we received approximately $1.1 billion from the proceeds of the remarketing, and issued approximately 11.3 million shares of our common stock to settle the purchase obligation of the holders of the equity units under the purchase contract entered into at the time of the original issuance of the equity units.
On March 13, 2015, we entered into ASR agreements to repurchase an aggregate of $2.65 billion of our common stock, which was largely funded by our commercial paper borrowings. Under the terms of the ASR agreements, we made the aggregate payments and received an initial delivery of approximately 18.6 million shares of our common stock, representing approximately 85% of the shares expected to be repurchased. On July 31, 2015, the shares associated with the remaining portion of the aggregate purchase were settled upon final delivery of approximately 4.2 million additional shares of common stock.
On July 19, 2015, our Board of Directors authorized a share repurchase program for up to 75 million shares of our common stock, replacing the program announced on February 4, 2013 which was nearing completion. The remaining authority to repurchase approximately 16.2 million shares of our common stock under the February 2013 share repurchase program was revoked and replaced as of July 19, 2015 with the new share repurchase program. Under this program shares were authorized to be purchased, and under the October 2015 program discussed below, shares may be purchased on the open market, in privately negotiated transactions, under ASR programs, and under plans complying with Rules 10b5-1 and 10b-18 under the Securities Exchange Act of 1934, as amended. We may also reacquire shares outside of the program from time to time in connection with the surrender of shares to cover taxes on vesting of restricted stock.
On October 14, 2015, our Board of Directors authorized a share repurchase program for up to $12 billion of our common stock, replacing the program announced on July 19, 2015. On November 11, 2015, we entered into ASR agreements to repurchase an aggregate of $6 billion of our common stock utilizing the net after-tax proceeds from the sale of Sikorsky. Under the terms of those November 11th ASR agreements, we made the aggregate payments on November 16, 2015 and received an initial delivery of approximately 51.9 million shares of our common stock, representing approximately 85% of the shares expected to be repurchased. The shares associated with the remaining portion of the aggregate purchase price are to be settled over six tranches. Upon settlement of each tranche, we may be entitled to receive additional common shares or, under certain limited circumstances, be required to deliver shares or make additional payments to the counterparties. The final settlement of the transactions under all tranches is expected to occur no later than the third quarter of 2016. In addition to transactions under the ASR agreements discussed above, we repurchased approximately 14 million shares of our common stock for approximately $1.35 billion during the year ended December 31, 2015. In 2014, we repurchased 13.5 million shares of our common stock for approximately $1.5 billion.
We expect 2016 share repurchases to be approximately $3 billion. Our share repurchases vary depending upon various factors including the level of our other investing activities. In 2015 and 2014, we paid aggregate dividends on common stock of approximately $2.2 billion and $2.0 billion, respectively.
We have an existing universal shelf registration statement filed with the SEC for an indeterminate amount of debt and equity securities for future issuance, subject to our internal limitations on the amount of securities to be issued under this shelf registration statement.
2014 Compared with 2013
In 2014, we made repayments of long-term debt of $304 million, including redemption of all remaining outstanding 2016 Goodrich 6.290% notes, representing approximately $188 million in aggregate principal. In 2013 we made repayments of long-term debt of approximately $2.9 billion. We had no commercial paper outstanding at December 31, 2014. We had $200 million of commercial paper outstanding at December 31, 2013. Financing cash outflows for 2013 included the repurchase of 12.6 million shares of our common stock for approximately $1.2 billion.
In 2014, we paid aggregate dividends on common stock of approximately $2.0 billion. During 2013, an aggregate $1.9 billion of cash dividends were paid to common stock shareowners.

Cash Flow—Discontinued Operations

(dollars in millions)	2015	2014	2013
Net cash flows provided by (used in) discontinued operations	$8,619	$217	$(236)
2015 Compared with 2014
Cash flows from discontinued operations for the year ended December 31, 2015 primarily reflect those from investing activities, which includes the proceeds of $9,083 million from the sale of Sikorsky to Lockheed Martin Corp., completed on November 6, 2015, partially offset by capital expenditures of Sikorsky in 2015. Cash outflows from operating activities of discontinued operations for the year ended December 31, 2015 primarily reflect operating income and noncash expenses, as well as net investments in working capital and other net operating assets of Sikorsky.
For the year ended December 31, 2014, cash flows provided by discontinued operations primarily reflect cash provided by Sikorsky operating income of approximately $150 million and noncash charges, including $438 million of charges related to the change in estimate resulting from contract amendments signed with the Canadian government for the CH-148 derivative of the H-92 helicopter, a military variant of the S-92 helicopter (the Cyclone Helicopter program), partially offset by working capital investments in inventories. Cash flows used in investing activities of $113 million were primarily related to capital expenditures of Sikorsky.
2014 Compared with 2013
For the year ended December 31, 2014, cash flows provided by discontinued operations primarily reflect cash provided by Sikorsky operating income of approximately $150 million and noncash charges, including $438 million of charges related to the change in estimate for the contract amendments signed with the Canadian government for the Cyclone Helicopter program, partially offset by working capital investments in inventories. Cash flows used in investing activities of $113 million were primarily related to capital expenditures of Sikorsky.
Cash flows used in discontinued operations in 2013 were driven by tax payments of approximately $640 million, primarily related to transactions concluded in 2012 and reported in discontinued operations. Net cash flows used in discontinued operations for 2013 includes positive cash flows of approximately $400 million related to the sale of Rocketdyne, and cash flows from the operating activities of Rocketdyne, and of UTC Power through its date of disposition of February 12, 2013, as well as payments made in settlement of liabilities, transaction costs, and interim funding of UTC Power and of Clipper, which was divested in 2012. Cash flows from discontinued operations in 2013 related to Sikorsky include operating cash flows of approximately $190 million partially offset by investing cash flows of approximately $140 million, primarily related to capital expenditures of Sikorsky.
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
Losses, if any, on long-term contracts are provided for when anticipated. We recognize loss provisions on original equipment contracts to the extent that estimated inventoriable manufacturing, engineering, product warranty and product performance guarantee costs, as appropriate, exceed the projected revenue from the products contemplated under the contractual arrangement. For new commitments, we generally record loss provisions at the earlier of contract announcement or contract signing except for certain requirements contracts under which losses are recorded based upon receipt of the purchase order which obligates us to perform. For existing commitments, anticipated losses on contracts are recognized in the period in which losses become evident. Products contemplated under the contractual arrangement include products purchased under the contract and, in the large commercial engine and wheels and brakes businesses, future highly probable sales of replacement parts required by regulation that are expected to be purchased subsequently for incorporation into the original equipment. Revenue projections used in determining contract loss provisions are based upon estimates of the quantity, pricing and timing of future product deliveries. We measure the extent of progress toward completion on our long-term commercial aerospace equipment contracts using units-of-delivery. In addition, we use the cost-to-cost method for elevator and escalator sales, installation and modernization contracts in the commercial businesses and certain aerospace development contracts. For long-term aftermarket contracts, we recognize revenue over the contract period in proportion to the costs expected to be incurred in performing services under the contract. Contract accounting also requires estimates of future costs over the performance period of the contract as well as an estimate of award fees and other sources of revenue.
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
Income Taxes. The future tax benefit arising from net deductible temporary differences and tax carryforwards was $6.2 billion at December 31, 2015 and $5.5 billion at December 31, 2014. Management believes that our earnings during the periods when the temporary differences become deductible will be sufficient to realize the related future income tax benefits, which may be realized over an extended period of time. For those jurisdictions where the expiration date of tax carryforwards or the projected operating results indicate that realization is not likely, a valuation allowance is provided.
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
Goodwill and Intangible Assets. Our investments in businesses in 2015 totaled $556 million (including debt assumed of $18 million). The assets and liabilities of acquired businesses are recorded under the acquisition method of accounting at their estimated fair values at the dates of acquisition. Goodwill represents costs in excess of fair values assigned to the underlying identifiable net assets of acquired businesses. Intangible assets consist of service portfolios, patents, trademarks/tradenames, customer relationships and other intangible assets including a collaboration asset established in connection with the restructuring of IAE as discussed above and in Note 2 to the Consolidated Financial Statements.
Also included within other intangible assets are payments made to secure certain contractual rights to provide product on new commercial aerospace platforms. Such payments are capitalized when there are distinct rights obtained and there are sufficient incremental cash flows to support the recoverability of the assets established. Otherwise, the applicable portion of the payments are expensed. Capitalized payments made on these contractual commitments are amortized as a reduction of sales. We amortize these intangible assets based on the pattern of economic benefit, which may result in an amortization method other than straight-line. In the aerospace industry, amortization based on the pattern of economic benefit generally results in lower amortization expense during the development period with increasing amortization expense as programs enter full production and aftermarket cycles. If a pattern of economic benefit cannot be reliably determined, a straight-line amortization method is used. The gross value of these contractual commitments at December 31, 2015 was approximately $9.9 billion, of which approximately $1.6 billion has been paid to date. We record these payments as intangible assets when such payments are no longer conditional. The recoverability of these intangibles is dependent upon the future success and profitability of the underlying aircraft platforms including the associated aftermarket revenue streams.
Goodwill and intangible assets deemed to have indefinite lives are not amortized, but are subject to annual, or more frequent if necessary, impairment testing using the guidance and criteria described in the Intangibles—Goodwill and Other Topic of the FASB ASC. This testing compares carrying values to fair values and, when appropriate, the carrying values of these assets are reduced to fair value. In developing our estimates for the fair value of our reporting units, significant judgment is required in the determination of the appropriateness of using a qualitative assessment or quantitative assessment. When quantitative assessments are required or elected to be performed, fair value is primarily based on income approaches using discounted cash flow models which have significant assumptions. Such assumptions are subject to variability from year to year and are directly impacted by global market conditions. We completed our annual impairment testing as of July 1, 2015 and determined that no significant adjustments to the carrying value of goodwill or indefinite lived intangible assets were necessary based on the results of the impairment tests. Although these assets are not currently impaired, there can be no assurance that future impairments will not occur. See Note 2 to the Consolidated Financial Statements for further discussion.
Contingent Liabilities. Our operating units include businesses which sell products and services and conduct operations throughout the world. As described in Note 17 to the Consolidated Financial Statements, contractual, regulatory and other matters, including asbestos claims, in the normal course of business may arise that subject us to claims or litigation. Additionally, we have significant contracts with the U.S. Government, subject to government oversight and audit, which may require significant adjustment of contract prices. We accrue for liabilities associated with these matters when it is probable that a liability has been incurred and the amount can be reasonably estimated. The most likely cost to be incurred is accrued based on an evaluation of then currently available facts with respect to each matter. When no amount within a range of estimates is more likely, the minimum is accrued. The inherent uncertainty related to the outcome of these matters can result in amounts materially different from any provisions made with respect to their resolution.
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
In the following table, we show the sensitivity of our pension and other postretirement benefit plan liabilities and net annual periodic cost to a 25 basis point change in the discount rate as of December 31, 2015:

(dollars in millions)	Increase in Discount Rate of 25 bps	Decrease in Discount Rate of 25 bps
Pension plans
Projected benefit obligation	$(1,047)	$1,087
Net periodic pension cost	(75)	77
Other postretirement benefit plans
Accumulated postretirement benefit obligation	(17)	18
Net periodic postretirement benefit cost	(1)	1
These estimates assume no change in the shape or steepness of the company-specific yield curve used to plot the individual spot rates that will be applied to the future cash outflows for future benefit payments in order to calculate interest and service cost. A flattening of the yield curve, from a narrowing of the spread between interest and obligation discount rates, would increase our net periodic pension cost. Conversely, a steepening of the yield curve, from an increase in the spread between interest and obligation discount rates, would decrease our net periodic pension cost.
Pension expense is also sensitive to changes in the expected long-term rate of asset return. An increase or decrease of 25 basis points in the expected long-term rate of asset return would have decreased or increased 2015 pension expense by approximately $75 million.
The weighted-average discount rate used to measure pension liabilities and costs is set by reference to UTC-specific analysis using each plan's specific cash flows and is then compared to high-quality bond indices for reasonableness. Global market interest rates have increased in 2015 as compared with 2014 and, as a result, the weighted-average discount rate used to measure pension liabilities increased from 3.8% in 2014 to 4.1% in 2015. In December 2009, we amended the salaried retirement plans (qualified and non-qualified) to change the retirement formula effective January 1, 2015. The formula changed from a final average earnings (FAE) and credited service formula to the existing cash balance formula that was adopted in 2003 for newly hired non-union employees and for other non-union employees who made a one-time voluntary election to have future benefit accruals determined under this formula. Employees hired after 2009 are not eligible for any defined benefit pension plan and will instead receive an enhanced benefit under the UTC Savings Plan. As of July 26, 2012 the same amendment was applied to legacy Goodrich salaried employees. Across our global pension plans, the impact of higher discount rates for pension obligations, a change in the manner of estimating discount rates for service cost and interest cost and the continued recognition of prior pension investment gains, partially offset by a reduction in the expected return on plan assets and

2015 actual return on plan assets, will result in decreased pension expense in 2016 of approximately $500 million as compared to 2015, including a $215 million decrease in 2016 pension expense as a result of the change in accounting estimate discussed in Note 12.
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
A summary of our consolidated contractual obligations and commitments as of December 31, 2015 is as follows:

		Payments Due by Period
(dollars in millions)	Total	2016	2017-2018	2019-2020	Thereafter
Long-term debt—principal	$19,439	$179	$3,837	$3,070	$12,353
Long-term debt—future interest	12,585	872	1,642	1,351	8,720
Operating leases	2,183	529	676	340	638
Purchase obligations	13,316	6,763	4,773	1,724	56
Other long-term liabilities	5,096	1,381	1,226	433	2,056
Total contractual obligations	$52,619	$9,724	$12,154	$6,918	$23,823
Purchase obligations include amounts committed under legally enforceable contracts or purchase orders for goods and services with defined terms as to price, quantity, delivery and termination liability. Approximately 13% of the purchase obligations disclosed above represent purchase orders for products to be delivered under firm contracts with the U.S. Government for which we have full recourse under customary contract termination clauses.
Other long-term liabilities primarily include those amounts on our December 31, 2015 balance sheet representing obligations under product service and warranty policies, performance and operating cost guarantees, estimated environmental remediation costs and expected contributions under employee benefit programs. The timing of expected cash flows associated with these obligations is based upon management's estimates over the terms of these agreements and is largely based upon historical experience.
In connection with the acquisition of Goodrich in 2012, we recorded assumed liabilities of approximately $2.2 billion related to customer contractual obligations on certain OEM development programs where the expected costs exceeded the expected revenue under contract. These liabilities are being liquidated in accordance with the underlying economic pattern of obligations, as reflected by the net cash outflows incurred on the OEM contracts. Total consumption of the contractual obligations for the year ended December 31, 2015 was approximately $193 million. Total future consumption of the contractual obligations is expected to be as follows: $252 million in 2016, $259 million in 2017, $250 million in 2018, $219 million in 2019, $84 million in 2020 and $351 million thereafter. These amounts are not included in the table above.
The above table also does not reflect unrecognized tax benefits of $1,169 million, the timing of which is uncertain, except for approximately $28 million that may become payable during 2016. Refer to Note 11 to the Consolidated Financial Statements for additional discussion on unrecognized tax benefits.

COMMERCIAL COMMITMENTS
The following table summarizes our commercial commitments outstanding as of December 31, 2015:

	Amount of Commitment Expiration per Period
(dollars in millions)	Committed	2016	2017-2018	2019-2020	Thereafter
Commercial aerospace financing commitments	$2,608	$410	$939	$559	$700
Other commercial aerospace commitments	11,985	821	1,825	1,471	7,868
Commercial aerospace financing arrangements	365	2	4	12	347
Credit facilities and debt obligations (expire 2016 to 2028)	241	162	64	—	15
Performance guarantees	55	7	—	39	9
Total commercial commitments	$15,254	$1,402	$2,832	$2,081	$8,939
In 2012, Pratt & Whitney obtained increased ownership and collaboration interests in IAE and an intellectual property license, paying Rolls-Royce $1.5 billion at closing, with additional payments due to Rolls-Royce contingent upon each hour flown by the V2500-powered aircraft in service as of June 29, 2012 during the fifteen-year period following closing of the purchase. These flight hour payments, included in "Other commercial aerospace commitments" in the table above, are being capitalized as collaboration intangible assets.
We also have other contractual commitments, including commitments to secure certain contractual rights to provide product on new aircraft platforms, which are included in "Other commercial aerospace commitments" in the table above. Such payments are capitalized when there are distinct rights obtained and there are sufficient incremental cash flows to support the recoverability of the assets established. Otherwise, the applicable portion of the payments are expensed. Capitalized payments made on these contractual commitments are included in intangible assets and are amortized over the term of underlying economic benefit.
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
We have evaluated our exposure to changes in foreign currency exchange rates, interest rates and commodity prices in our market risk sensitive instruments, which are primarily cash, debt and derivative instruments, using a value at risk analysis. Based on a 95% confidence level and a one-day holding period, at December 31, 2015, the potential loss in fair value on our market risk sensitive instruments was not material in relation to our financial position, results of operations or cash flows. Our calculated value at risk exposure represents an estimate of reasonably possible net losses based on volatilities and correlations and is not necessarily indicative of actual results. Refer to Notes 1, 9 and 14 to the Consolidated Financial Statements for additional discussion of foreign currency exchange, interest rates and financial instruments.
Foreign Currency Exposures. We have a large volume of foreign currency exposures that result from our international sales, purchases, investments, borrowings and other international transactions. International segment sales, including U.S. export sales, averaged approximately $36 billion over the last three years. We actively manage foreign currency exposures that are associated with committed foreign currency purchases and sales, and other assets and liabilities created in the normal course of business at the operating unit level. More than insignificant exposures that cannot be naturally offset within an operating unit are hedged with foreign currency derivatives. We also have a significant amount of foreign currency net asset exposures. As discussed in Note 9 to the Consolidated Financial Statements, on May 22, 2015 we issued approximately €750 million of Euro-denominated debt, which qualifies as a net investment hedge against our investments in European businesses under ASC 815, Derivatives and Hedging. As of December 31, 2015, the net investment hedge is deemed to be effective as defined under ASC 815. Currently, we do not hold any derivative contracts that hedge our foreign currency net asset exposures but may consider such strategies in the future.
Within aerospace, our sales are typically denominated in U.S. Dollars under accepted industry convention. However, for our non-U.S. based entities, such as P&WC, a substantial portion of their costs are incurred in local currencies. Consequently, there is a foreign currency exchange impact and risk to operational results as U.S. Dollars must be converted to local currencies such as the Canadian Dollar in order to meet local currency cost obligations. In order to minimize the exposure that exists from changes in the exchange rate of the U.S. Dollar against these other currencies, we hedge a certain portion of sales to secure the rates at which U.S. Dollars will be converted. The majority of this hedging activity occurs at P&WC, and hedging activity also occurs to a lesser extent at certain UTC Aerospace Systems' European businesses. At P&WC, firm and forecasted sales for both engines and spare parts are hedged at varying amounts up to 48 months on the U.S. Dollar sales exposure as represented by the excess of U.S. Dollar sales over U.S. Dollar denominated purchases. Hedging gains and losses resulting from movements in foreign currency exchange rates are partially offset by the foreign currency translation impacts that are generated on the translation of local currency operating results into U.S. Dollars for reporting purposes. While the objective of the hedging program is to minimize the foreign currency exchange impact on operating results, there are typically variances between the hedging gains or losses and the translational impact due to the length of hedging contracts, changes in the sales profile, volatility in the exchange rates and other such operational considerations.
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
Commodity Price Exposures. We are exposed to volatility in the prices of raw materials used in some of our products and from time to time we may use forward contracts in limited circumstances to manage some of those exposures. In the future, if hedges are used, gains and losses may affect earnings. There were no significant outstanding commodity hedges as of December 31, 2015.
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
We have identified 723 locations, mostly in the United States, at which we may have some liability for remediating contamination. We have resolved our liability at 326 of these locations. We do not believe that any individual location's exposure will have a material effect on our results of operations. Sites in the investigation, remediation or operation and maintenance stage represent approximately 93% of our accrued environmental remediation reserve.
We have been identified as a potentially responsible party under the Comprehensive Environmental Response Compensation and Liability Act (CERCLA or Superfund) at 127 sites. The number of Superfund sites, in and of itself, does not represent a relevant measure of liability because the nature and extent of environmental concerns vary from site to site and our share of responsibility varies from sole responsibility to very little responsibility. In estimating our liability for remediation, we consider our likely proportionate share of the anticipated remediation expense and the ability of other potentially responsible parties to fulfill their obligations.
At December 31, 2015 and 2014, we had $837 million and $863 million reserved for environmental remediation, respectively. Cash outflows for environmental remediation were $50 million in 2015, $63 million in 2014 and $40 million in 2013. We estimate that ongoing environmental remediation expenditures in each of the next two years will not exceed approximately $85 million.
ASBESTOS MATTERS
As a result of the definitization of the insurance coverage for existing and potential future asbestos claims through the negotiation and establishment of settlement agreements during 2015, as well as the stabilization of company and industry experience, we believe the basis exists to establish a reasonably estimable reserve for our potential asbestos exposure.
With the aid of an outside actuarial expert, we have estimated and recorded a total undiscounted liability, including previously recognized liabilities, for pending and future asbestos-related claims through 2059 of $376 million. Additionally, we have recorded probable insurance recoveries related to this estimated liability of $106 million based upon the coverage-in-place agreements negotiated with our insurers during 2015. As a result, we recorded a noncash pretax charge to earnings of $237 million in the fourth quarter of 2015. See Note 17 "Commitments & Contingencies" of our Consolidated Financial Statements for further discussion of this matter.

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

Cautionary Note Concerning Factors That May Affect Future Results
This 2015 Annual Report to Shareowners (2015 Annual Report) contains statements which, to the extent they are not statements of historical or present fact, constitute "forward-looking statements" under the securities laws. From time to time, oral or written forward-looking statements may also be included in other information released to the public. These forward-looking statements are intended to provide management’s current expectations or plans for our future operating and financial performance, based on assumptions currently believed to be valid. Forward-looking statements can be identified by the use of words such as "believe," "expect," "expectations," "plans," "strategy," "prospects," "estimate," "project," "target," "anticipate," "will," "should," "see," "guidance," "confident" and other words of similar meaning in connection with a discussion of future operating or financial performance. Forward-looking statements may include, among other things, statements relating to future sales, earnings, cash flow, results of operations, uses of cash, share repurchases and other measures of financial performance or potential future plans, strategies or transactions. All forward-looking statements involve risks, uncertainties and other factors that may cause actual results to differ materially from those expressed or implied in the forward-looking statements. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the U.S. Private Securities Litigation Reform Act of 1995. Such risks, uncertainties and other factors include, without limitation:

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

•	challenges in the development, production, delivery, support, performance and realization of the anticipated benefits of advanced technologies and new products and services;

•	future levels of indebtedness and capital spending and research and development spending;

•	future availability of credit and factors that may affect such availability, including credit market conditions and our capital structure;

•	delays and disruption in delivery of materials and services from suppliers;

•	customer- and Company- directed cost reduction efforts and restructuring costs and savings and other consequences thereof;

•
the scope, nature, impact or timing of acquisition and divestiture activity, including among other things integration of acquired businesses into our existing businesses and realization of synergies and opportunities for growth and innovation;

•	new business opportunities;

•	our ability to realize the intended benefits of organizational changes;

•	the anticipated benefits of diversification and balance of operations across product lines, regions and industries;

•	the timing and scope of future repurchases of our common stock;

•	the outcome of legal proceedings, investigations and other contingencies;

•	pension plan assumptions and future contributions;

•	the impact of the negotiation of collective bargaining agreements and labor disputes;

•	the effect of changes in political conditions in the U.S. and other countries in which we operate; and

•	the effect of changes in tax, environmental, regulatory (including among other things import/export) and other laws and regulations in the U.S. and other countries in which we operate.
In addition, our Annual Report on Form 10-K for 2015 includes important information as to risks, uncertainties and other factors that may cause actual results to differ materially from those expressed or implied in the forward-looking statements. See the "Notes to Consolidated Financial Statements" under the heading "Note 17: Contingent Liabilities," the section titled "Management's Discussion and Analysis of Financial Condition and Results of Operations" under the headings "Business Overview," "Results of Operations," "Liquidity and Financial Condition," and "Critical Accounting Estimates," and the section titled "Risk Factors." Our Annual Report on Form 10-K for 2015 also includes important information as to these factors in the "Business" section under the headings "General," "Description of Business by Segment" and "Other Matters Relating to Our Business as a Whole," and in the "Legal Proceedings" section. Additional important information as to these factors is included in this 2015 Annual Report in the section titled "Management's Discussion and Analysis of Financial Condition and Results of Operations" under the headings "Restructuring Costs," "Environmental Matters" and "Governmental Matters." The forward-looking statements speak only as of the date of this report or, in the case of any document incorporated by reference, the date of that document. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. Additional information as to factors that may cause actual results to differ materially from those expressed or implied in the forward-looking statements is disclosed from time to time in our other filings with the SEC.

Management's Report on Internal Control over Financial Reporting
The management of UTC is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with accounting principles generally accepted in the United States of America. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Management has assessed the effectiveness of UTC's internal control over financial reporting as of December 31, 2015. In making its assessment, management has utilized the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in its Internal Control—Integrated Framework, released in 2013. Management concluded that based on its assessment, UTC's internal control over financial reporting was effective as of December 31, 2015. The effectiveness of UTC's internal control over financial reporting, as of December 31, 2015, has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which is included herein.

/s/ Gregory J. Hayes
Gregory J. Hayes
President and Chief Executive Officer

/s/ Akhil Johri
Akhil Johri
Executive Vice President & Chief Financial Officer

/s/ Neil G. Mitchill, Jr.
Neil G. Mitchill, Jr.
Corporate Vice President, Controller

Report of Independent Registered Public Accounting Firm
TO THE BOARD OF DIRECTORS AND SHAREOWNERS OF UNITED TECHNOLOGIES CORPORATION:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statement of operations, of comprehensive income, of cash flows and of changes in equity present fairly, in all material respects, the financial position of United Technologies Corporation and its subsidiaries at December 31, 2015 and December 31, 2014, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2015 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015 based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in 2013. The Corporation’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on these financial statements and on the Corporation's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As disclosed in Notes 9, 11, and 12 to the consolidated financial statements, the Corporation changed the classification and presentation of debt issuance costs and deferred income taxes, and the leveling classification of pension assets in 2015.

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

/s/ PricewaterhouseCoopers LLP
Hartford, Connecticut
February 11, 2016

Consolidated Statement of Operations

(dollars in millions, except per share amounts; shares in millions)	2015	2014	2013
Net Sales:
Product sales	$39,801	$41,545	$40,500
Service sales	16,297	16,355	16,100
	56,098	57,900	56,600
Costs and Expenses:
Cost of products sold	29,771	30,367	30,051
Cost of services sold	10,660	10,531	10,417
Research and development	2,279	2,475	2,342
Selling, general and administrative	5,886	6,172	6,364
	48,596	49,545	49,174
Other (expense) income, net	(211)	1,238	1,123
Operating profit	7,291	9,593	8,549
Interest expense, net	824	881	895
Income from continuing operations before income taxes	6,467	8,712	7,654
Income tax expense	2,111	2,244	1,999
Net income from continuing operations	4,356	6,468	5,655
Less: Noncontrolling interest in subsidiaries' earnings from continuing operations	360	402	390
Income from continuing operations attributable to common shareowners	3,996	6,066	5,265
Discontinued operations (Note 3):
Income from operations	252	175	721
Gain (loss) on disposal	6,042	—	(33)
Income tax expense	(2,684)	(20)	(234)
Net income from discontinued operations	3,610	155	454
Less: Noncontrolling interest in subsidiaries' earnings (loss) from discontinued operations	(2)	1	(2)
Income from discontinued operations attributable to common shareowners	3,612	154	456
Net income attributable to common shareowners	$7,608	$6,220	$5,721

Earnings Per Share of Common Stock—Basic:
Net income from continuing operations attributable to common shareowners	$4.58	$6.75	$5.84
Net income attributable to common shareowners	$8.72	$6.92	$6.35
Earnings Per Share of Common Stock—Diluted:
Net income from continuing operations attributable to common shareowners	$4.53	$6.65	$5.75
Net income attributable to common shareowners	$8.61	$6.82	$6.25
Dividends Per Share of Common Stock	$2.560	$2.360	$2.195
Weighted average number of shares outstanding:
Basic shares	872.7	898.3	901.0
Diluted shares	883.2	911.6	915.1
See accompanying Notes to Consolidated Financial Statements

Consolidated Statement of Comprehensive Income

(dollars in millions)	2015	2014	2013
Net income from continuing operations	$4,356	$6,468	$5,655
Net income from discontinued operations	3,610	155	454
Net income	7,966	6,623	6,109
Other comprehensive (loss) income, net of tax
Foreign currency translation adjustments
Foreign currency translation adjustments arising during period	(1,502)	(1,302)	(523)
Reclassification adjustments from sale of an investment in a foreign entity recognized in net income	42	7	25
	(1,460)	(1,295)	(498)
Pension and post-retirement benefit plans
Net actuarial (loss) gain arising during period	(284)	(4,362)	3,987
Prior service cost arising during period	(37)	(5)	(225)
Other	326	121	50
Amortization of actuarial loss and prior service cost	867	416	906
	872	(3,830)	4,718
Tax (expense) benefit	(298)	1,388	(1,735)
	574	(2,442)	2,983
Unrealized (loss) gain on available-for-sale securities
Unrealized holding gain arising during period	28	35	332
Reclassification adjustments for gain included in Other income, net	(54)	(20)	(91)
	(26)	15	241
Tax benefit (expense)	11	(3)	(90)
	(15)	12	151
Change in unrealized cash flow hedging
Unrealized cash flow hedging loss arising during period	(415)	(263)	(134)
Loss reclassified into Product sales	234	96	25
Gain reclassified into Other income, net	—	—	(2)
	(181)	(167)	(111)
Tax benefit	51	37	29
	(130)	(130)	(82)
Other comprehensive (loss) income, net of tax	(1,031)	(3,855)	2,554
Comprehensive income	6,935	2,768	8,663
Less: comprehensive income attributable to noncontrolling interest	(285)	(329)	(374)
Comprehensive income attributable to common shareowners	$6,650	$2,439	$8,289
See accompanying Notes to Consolidated Financial Statements

Consolidated Balance Sheet

(dollars in millions, except per share amounts; shares in thousands)	2015	2014
Assets
Cash and cash equivalents	$7,075	$5,229
Accounts receivable (net of allowance for doubtful accounts of $504 and $477)	10,653	10,448
Inventories and contracts in progress, net	8,135	7,642
Future income tax benefits, current	—	1,923
Assets held for sale	—	4,868
Other assets, current	843	1,373
Total Current Assets	26,706	31,483
Customer financing assets	1,018	958
Future income tax benefits	1,961	1,491
Fixed assets, net	8,732	8,592
Goodwill	27,301	27,448
Intangible assets, net	15,603	15,528
Other assets	6,163	5,706
Total Assets	$87,484	$91,206

Liabilities and Equity
Short-term borrowings	$926	$126
Accounts payable	6,875	6,250
Accrued liabilities	14,638	12,527
Liabilities held for sale	—	2,781
Long-term debt currently due	179	1,791
Total Current Liabilities	22,618	23,475
Long-term debt	19,320	17,784
Future pension and postretirement benefit obligations	6,022	6,681
Other long-term liabilities	10,558	10,562
Total Liabilities	58,518	58,502
Commitments and contingent liabilities (Notes 5 and 17)
Redeemable noncontrolling interest	122	140
Shareowners’ Equity:
Capital Stock:
Preferred Stock, $1 par value; 250,000 shares authorized; None issued or outstanding	—	—
Common Stock, $1 par value; 4,000,000 shares authorized; 1,438,497 and 1,423,684 shares issued	16,033	15,300
Treasury Stock— 600,153 and 514,309 common shares at average cost	(30,907)	(21,922)
Retained earnings	49,956	44,611
Unearned ESOP shares	(105)	(115)
Total Accumulated other comprehensive loss	(7,619)	(6,661)
Total Shareowners’ Equity	27,358	31,213
Noncontrolling interest	1,486	1,351
Total Equity	28,844	32,564
Total Liabilities and Equity	$87,484	$91,206
See accompanying Notes to Consolidated Financial Statements

Consolidated Statement of Cash Flows

(dollars in millions)	2015	2014	2013
Operating Activities of Continuing Operations:
Income from continuing operations	$4,356	$6,468	$5,655
Adjustments to reconcile income from continuing operations to net cash flows provided by operating activities of continuing operations:
Depreciation and amortization	1,863	1,820	1,735
Deferred income tax provision	662	403	268
Stock compensation cost	158	219	250
Canadian government settlement	867	—	—
Change in:
Accounts receivable	(438)	111	(476)
Inventories and contracts in progress	(844)	(636)	(465)
Other current assets	(55)	(115)	72
Accounts payable and accrued liabilities	490	(89)	1,023
Global pension contributions	(147)	(517)	(108)
Other operating activities, net	(214)	(670)	(640)
Net cash flows provided by operating activities of continuing operations	6,698	6,994	7,314
Investing Activities of Continuing Operations:
Capital expenditures	(1,652)	(1,594)	(1,569)
Increase in customer financing assets	(286)	(202)	(242)
Decrease in customer financing assets	117	331	108
Investments in businesses	(538)	(402)	(151)
Dispositions of businesses	200	344	1,560
Increase in collaboration intangible assets	(437)	(593)	(722)
Receipts (disbursements) from settlements of derivative contracts	160	93	(323)
Other investing activities, net	(91)	(169)	16
Net cash flows used in investing activities of continuing operations	(2,527)	(2,192)	(1,323)
Financing Activities of Continuing Operations:
Issuance of long-term debt	1,744	98	89
Repayment of long-term debt	(1,764)	(304)	(2,864)
Increase (decrease) in short-term borrowings, net	795	(346)	(113)
Proceeds from Common Stock issuance - equity unit settlement	1,100	—	—
Proceeds from Common Stock issued under employee stock plans	41	187	378
Dividends paid on Common Stock	(2,184)	(2,048)	(1,908)
Repurchase of Common Stock	(10,000)	(1,500)	(1,200)
Other financing activities, net	(508)	(334)	(313)
Net cash flows used in financing activities of continuing operations	(10,776)	(4,247)	(5,931)
Discontinued Operations:
Net cash (used in) provided by operating activities	(372)	342	(437)
Net cash provided by (used in) investing activities	9,000	(113)	210
Net cash used in financing activities	(9)	(12)	(9)
Net cash flows provided by (used in) discontinued operations	8,619	217	(236)
Effect of foreign exchange rate changes on cash and cash equivalents	(174)	(156)	(41)
Net increase (decrease) in cash and cash equivalents	1,840	616	(217)
Cash and cash equivalents, beginning of year	5,235	4,619	4,836
Cash and cash equivalents, end of year	7,075	5,235	4,619
Less: Cash and cash equivalents of businesses held for sale	—	6	12
Cash and cash equivalents of continuing operations, end of year	$7,075	$5,229	$4,607
Supplemental Disclosure of Cash Flow Information:
Interest paid, net of amounts capitalized	$1,057	$1,076	$1,045
Income taxes paid, net of refunds	$2,060	$2,024	$2,789
Noncash investing and financing activities include:
Contributions of UTC Common Stock to domestic defined benefit pension plans	$250	$—	$—
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

Comprehensive income (loss):
Net income
Redeemable noncontrolling interest in subsidiaries’ earnings
Other comprehensive income (loss), net of tax
Common Stock issued - equity unit settlement (11.3 million shares)	1,100
Common Stock issued under employee plans (3.7 million shares), net of tax benefit of $64	379
Common Stock contributed to defined benefit pension plans (2.7 million shares)	112
Common Stock repurchased (88.7 million shares)	(870)
Dividends on Common Stock
Dividends on ESOP Common Stock
Dividends attributable to noncontrolling interest
Purchase of subsidiary shares from noncontrolling interest	(12)
Sale of subsidiary shares in noncontrolling interest	24
Acquisition of noncontrolling interest
Disposition of noncontrolling interest
Redeemable noncontrolling interest fair value adjustment
Balance at December 31, 2015	$16,033

See accompanying Notes to Consolidated Financial Statements

Shareowners' Equity
Treasury Stock	Retained Earnings	Unearned ESOP Shares	Accumulated Other Comprehensive (Loss) Income	Noncontrolling Interest	Total Equity	Redeemable Noncontrolling Interest
$(19,251)	$36,776	$(139)	$(5,448)	$1,155	$27,069	$238

	5,721			388	6,109
				(5)	(5)	5
			2,568	(5)	2,563	(9)
20	19	13			889
(1,200)					(1,200)
	(1,908)				(1,908)
	(69)				(69)
				(355)	(355)	(5)
				(67)	(116)	(3)
				243	243
				(7)	(7)	(82)
				17	17	(17)
				(11)	(11)	(16)
$(20,431)	$40,539	$(126)	$(2,880)	$1,353	$33,219	$111

	6,220			403	6,623
				(9)	(9)	9
			(3,781)	(67)	(3,848)	(7)
9	(29)	11			598
(1,500)					(1,500)
	(2,048)				(2,048)
	(71)				(71)
				(318)	(318)	(3)
				(18)	(93)
				11	15
				(16)	(16)	16
				12	12	14
$(21,922)	$44,611	$(115)	$(6,661)	$1,351	$32,564	$140

	7,608			358	7,966
				(4)	(4)	4
			(958)	(61)	(1,019)	(12)
					1,100
7	(2)	10			394
138					250
(9,130)					(10,000)
	(2,184)				(2,184)
	(75)				(75)
				(337)	(337)	(3)
				(5)	(17)	(9)
				15	39
				173	173
				(4)	(4)
	(2)				(2)	2
$(30,907)	$49,956	$(105)	$(7,619)	$1,486	$28,844	$122

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
On November 6, 2015, we completed the sale of Sikorsky to Lockheed Martin Corp. Accordingly, the results of operations and the related cash flows of Sikorsky have been reclassified to Discontinued Operations in our Consolidated Statements of Operations, Comprehensive Income and Cash Flows for all periods presented. The assets and liabilities of Sikorsky have been reclassified to Assets held for sale and Liabilities held for sale, respectively, in our Consolidated Balance Sheet as of December 31, 2014. Cash flows from the operation of Sikorsky are included in our results through the date of sale to Lockheed Martin Corp. See Note 3 for further discussion.
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
On occasion, we are required to maintain cash deposits with certain banks with respect to contractual obligations related to acquisitions or divestitures or other legal obligations. As of December 31, 2015 and 2014, the amount of such restricted cash was approximately $45 million and $255 million, respectively.
Accounts Receivable. Current and long-term accounts receivable as of December 31, 2015 include retainage of $141 million and unbilled receivables of $2,318 million, which includes approximately $1,091 million of unbilled receivables under commercial aerospace long-term aftermarket contracts. Current and long-term accounts receivable as of December 31, 2014 include retainage of $147 million and unbilled receivables of $1,863 million, which includes approximately $819 million of unbilled receivables under commercial aerospace long-term aftermarket contracts. See Note 5 for discussion of commercial aerospace industry assets and commitments.
Retainage represents amounts that, pursuant to the applicable contract, are not due until project completion and acceptance by the customer. Unbilled receivables represent revenues that are not currently billable to the customer under the terms of the contract. These items are expected to be billed and collected in the normal course of business.
Marketable Equity Securities. Equity securities that have a readily determinable fair value and that we do not intend to trade are classified as available-for-sale and carried at fair value. Unrealized holding gains and losses are recorded as a separate component of shareowners' equity, net of deferred income taxes.
Inventories and Contracts in Progress. Inventories and contracts in progress are stated at the lower of cost or estimated realizable value and are primarily based on first-in, first-out (FIFO) or average cost methods; however, certain UTC Aerospace Systems and UTC Climate, Controls & Security entities use the last-in, first-out (LIFO) method. If inventories that were valued using the LIFO method had been valued under the FIFO method, they would have been higher by $127 million and $130 million at December 31, 2015 and 2014, respectively.
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

Collaboration assets	30 years
Customer relationships and related programs	1 to 40 years
Purchased service contracts	5 to 25 years
Patents & trademarks	4 to 40 years
Exclusivity assets	5 to 25 years
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
Long-term trade accounts receivable, including unbilled receivables related to long-term aftermarket contracts, are principally amounts arising from the sale of goods and services with a contractual maturity date or realization period of greater than one year and are recognized as "Other assets" in our Consolidated Balance Sheet. Notes and leases receivable represent notes and lease receivables other than receivables related to operating leases, and are recognized as "Customer financing assets" in our Consolidated Balance Sheet. The following table summarizes the balance by class of aerospace business-related long-term receivables as of December 31, 2015 and 2014:

(dollars in millions)	2015	2014
Long-term trade accounts receivable	$903	$651
Notes and leases receivable	469	381
Total long-term receivables	$1,372	$1,032
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
We determine credit ratings for each customer in our portfolio based upon public information and information obtained directly from our customers. We conduct a review of customer credit ratings, published historical credit default rates for different rating categories, and multiple third party aircraft value publications as a basis to validate the reasonableness of the allowance for losses on these balances quarterly or when events and circumstances warrant. Customer credit ratings range from an extremely strong capacity to meet financial obligations, to customers whose uncollateralized receivable is in default. There can be no assurance that actual results will not differ from estimates or that consideration of these factors in the future will not result in an increase or decrease to the allowance for credit losses on long-term receivables. Based upon the customer credit ratings, approximately 13% and 9% of our long-term receivables were considered to bear high credit risk as of December 31, 2015 and 2014, respectively. See Note 5 for further discussion of commercial aerospace industry assets and commitments.
Reserves for credit losses on receivables relate to specifically identified receivables that are evaluated individually for impairment. For notes and leases receivable, we determine a specific reserve for exposure based on the difference between the carrying value of the receivable and the estimated fair value of the related collateral in connection with the evaluation of credit risk and collectability. For long-term trade accounts receivable, we evaluate credit risk and collectability individually to determine if an allowance is necessary. Our long-term receivables reflected in the table above, which include reserves of $18 million and $10 million as of December 31, 2015 and 2014, respectively, are individually evaluated for impairment. At both December 31, 2015 and 2014, we did not have any significant balances that are considered to be delinquent, on non-accrual status, past due 90 days or more, or considered to be impaired.
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
In November 2015, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2015-17, Income Taxes: Balance Sheet Classification of Deferred Taxes. This ASU eliminates the requirement to present deferred tax assets and liabilities as current and noncurrent on the balance sheet. Instead, all deferred tax assets and liabilities are now classified as noncurrent. ASU 2015-17 is effective for fiscal years beginning after December 15, 2016 with early adoption permitted. We have elected to prospectively adopt ASU 2015-17 as of December 31, 2015. See Note 11 for further information.
Revenue Recognition. As a result of our diverse product and service mix and customer base, we use multiple revenue recognition practices. We recognize sales for products and services in accordance with the provisions of Staff Accounting Bulletin (SAB) Topic 13, Revenue Recognition, as applicable. Products and services included within the scope of this SAB Topic include heating, ventilating, air-conditioning and refrigeration systems, certain alarm and fire detection and suppression systems, commercially funded research and development contracts and certain aerospace components. Sales within the scope of this SAB Topic are recognized when persuasive evidence of an arrangement exists, product delivery has occurred or services have been rendered, pricing is fixed or determinable and collectability is reasonably assured. Subsequent changes in service contracts are accounted for prospectively.
Contract Accounting and Separately Priced Maintenance and Extended Warranty Aftermarket Contracts: For our construction-type and certain production-type contracts, sales are recognized on a percentage-of-completion basis following contract accounting methods. Contracts consist of enforceable agreements which form the basis of our unit of accounting for measuring sales, accumulating costs and recording loss provisions as necessary. Contract accounting requires estimates of award fees and other sources of variable consideration as well as future costs over the performance period of the contract. Cost estimates also include the estimated cost of satisfying our offset obligations required under certain contracts. Cost estimates are subject to change and result in adjustments to margins on contracts in progress. The extent of progress toward completion on our long-term commercial aerospace equipment is measured using units of delivery or other contractual milestones. The extent of progress towards completion on our development and other cost reimbursement contracts in our aerospace businesses and elevator and escalator sales, installation, modernization and other construction contracts in our commercial businesses is measured using cost-to-cost based input measures. Contract costs include estimated inventoriable manufacturing, engineering, product warranty and product performance guarantee costs, as appropriate.
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
We review our cost estimates on significant contracts on a quarterly basis, and for others, no less frequently than annually or when circumstances change and warrant a modification to a previous estimate. We record changes in contract estimates using the cumulative catch-up method in accordance with the Revenue Recognition Topic of the FASB ASC. Operating profits included significant net favorable changes in aerospace contract estimates of approximately $115 million in 2015 driven by several net favorable contract adjustments recorded throughout the year, largely at the Pratt & Whitney segment.
Collaborations: Sales generated from engine programs, spare parts sales, and aftermarket business under collaboration arrangements are recorded consistent with our revenue recognition policies in our consolidated financial statements. Amounts attributable to our collaborators for their share of sales are recorded as cost of sales in our financial statements based upon the terms and nature of the arrangement. Costs associated with engine programs under collaborative arrangements are expensed as incurred. Under these arrangements, collaborators contribute their program share of engine parts, incur their own production costs and make certain payments to Pratt & Whitney for shared or joint program costs. The reimbursement of a collaborator's share of program costs is recorded as a reduction of the related expense item at that time.
Cash Payments to Customers: UTC Climate, Controls & Security customarily offers its customers incentives to purchase products to ensure an adequate supply of its products in the distribution channels. The principal incentive program provides reimbursements to distributors for offering promotional pricing for our products. We account for incentive payments made as a reduction in sales. In our aerospace businesses, we may make participation payments to certain customers to secure certain contractual rights. To the extent these rights are incremental and are supported by the incremental cash flows obtained, they are capitalized as intangible assets. Otherwise, such payments are expensed. We classify the subsequent amortization of the capitalized acquired intangible assets from our customers as a reduction in sales. Contractually stated prices in arrangements with our customers that include the acquisition of intangible rights within the scope of the Intangibles - Goodwill and Other Topic of the FASB ASC and deliverables within the scope of the Revenue Recognition Topic of the FASB ASC are not presumed to be representative of fair value for determining the amounts to allocate to each element of an arrangement.
New Revenue Recognition Standard: In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers. On August 12, 2015, the FASB issued ASU 2015-14, Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date, which delays the effective date of ASU 2014-09 by one year. The new standard is effective for reporting periods beginning after December 15, 2017, and interim periods therein, using either of the following transition methods: (i) a full retrospective adoption reflecting the application of the standard in each prior reporting period, or (ii) a modified retrospective approach with the cumulative effect of initially adopting ASU 2014-09 recognized through retained earnings at the date of adoption. Early adoption is permitted for reporting periods beginning after December 15, 2016. We are in the process of evaluating the potential revenue implications of the standard change, which may result in changes to our revenue recognition practices; the elimination of the units-of-delivery method for certain U.S. Government programs; and the elimination of the completed contract method of accounting.
Research and Development. Research and development costs not specifically covered by contracts and those related to the company sponsored share of research and development activity in connection with cost-sharing arrangements are charged to expense as incurred. Government research and development support, not associated with specific contracts, is recorded as a reduction to research and development expense in the period earned. See Note 8 for a discussion of amendments of certain government research and development support arrangements concluded in December 2015 between Pratt & Whitney Canada and the Canadian government.
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
Derivatives used for hedging purposes may be designated and effective as a hedge of the identified risk exposure at the inception of the contract. All derivative instruments are recorded on the balance sheet at fair value. Derivatives used to hedge foreign-currency-denominated balance sheet items are reported directly in earnings along with offsetting transaction gains and losses on the items being hedged. Derivatives used to hedge forecasted cash flows associated with foreign currency commitments or forecasted commodity purchases may be accounted for as cash flow hedges, as deemed appropriate. Gains and losses on derivatives designated as cash flow hedges are recorded in other comprehensive income and reclassified to earnings as a component of product sales or expenses, as applicable, when the hedged transaction occurs. To the extent that a previously designated hedging transaction is no longer an effective hedge, any ineffectiveness measured in the hedging relationship is recorded currently in earnings in the period it occurs. As discussed in Note 14, on May 22, 2015 we issued approximately €750 million of Euro-denominated debt, which qualifies as a net investment hedge against our investments in European businesses.
To the extent the hedge accounting criteria are not met, the foreign currency forward contracts are utilized as economic hedges and changes in the fair value of these contracts are recorded currently in earnings in the period in which they occur. Additional information pertaining to foreign currency forward contracts and net investment hedging is included in Note 14.
Environmental. Environmental investigatory, remediation, operating and maintenance costs are accrued when it is probable that a liability has been incurred and the amount can be reasonably estimated. The most likely cost to be incurred is accrued based on an evaluation of currently available facts with respect to each individual site, including existing technology, current laws and regulations and prior remediation experience. Where no amount within a range of estimates is more likely, the minimum is accrued. For sites with multiple responsible parties, we consider our likely proportionate share of the anticipated remediation costs and the ability of the other parties to fulfill their obligations in establishing a provision for those costs. Liabilities with fixed or reliably determinable future cash payments are discounted. Accrued environmental liabilities are not reduced by potential insurance reimbursements. See Note 17 for additional details on the environmental remediation activities.
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
In May 2015, the FASB issued ASU 2015-07, Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or its equivalent). This ASU eliminates the requirement to categorize investments within the fair value hierarchy if their fair value is measured using the net asset value (NAV) per share practical expedient. The update is effective for fiscal years beginning after December 15, 2015, with early adoption permitted. We elected to adopt the standard for fiscal year 2015. The adoption of this standard did not have a material effect on the consolidated financial statements.
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
Collaborative Arrangements. In view of the risks and costs associated with developing new engines, Pratt & Whitney has entered into certain collaboration arrangements in which sales, costs and risks are shared. Sales generated from engine programs, spare parts, and aftermarket business under collaboration arrangements are recorded as earned in our financial statements. Amounts attributable to our collaborators for their share of sales are recorded as an expense in our financial statements based upon the terms and nature of the arrangement. Costs associated with engine programs under collaborative arrangements are expensed as incurred. Under these arrangements, collaborators contribute their program share of engine parts, incur their own production costs and make certain payments to Pratt & Whitney for shared or joint program costs. The reimbursement of the collaborators' share of program costs is recorded as a reduction of the related expense item at that time. As of December 31, 2015, the collaborators' interests in all commercial engine programs ranged from 14% to 50%, inclusive of a portion of Pratt & Whitney's interests held by other participants. Pratt & Whitney is the principal participant in all existing collaborative arrangements. There are no individually significant collaborative arrangements and none of the collaborators exceed a 31% share in an individual program. The following table illustrates the income statement classification and amounts attributable to transactions arising from the collaborative arrangements between participants for each period presented:

(dollars in millions)	2015	2014	2013
Collaborator share of sales:
Cost of products sold	$1,547	$1,778	$1,820
Cost of services sold	652	354	273
Collaborator share of program costs (reimbursement of expenses incurred):
Cost of products sold	(104)	(103)	(127)
Research and development	(248)	(122)	(194)
Selling, general and administrative	(5)	(4)	(5)
NOTE 2: BUSINESS ACQUISITIONS, DISPOSITIONS, GOODWILL AND INTANGIBLE ASSETS
Business Acquisitions and Dispositions. As discussed further in Note 3, on November 6, 2015, we completed the sale of Sikorsky to Lockheed Martin Corp. for $9,083 million in cash, subject to customary post-closing working capital and net debt adjustments.
Our investments in businesses in 2015, 2014 and 2013 totaled $556 million (including debt assumed of $18 million), $530 million (including debt assumed of $128 million) and $151 million, respectively. Our investments in businesses in 2015 consisted of the acquisition of the majority interest in a UTC Climate, Controls & Security business, the acquisition of an imaging technology company by UTC Aerospace Systems, and a number of small acquisitions, primarily in our commercial businesses. Our investments in businesses in 2014 consisted of the acquisition of the majority interest in a Pratt & Whitney joint venture and a number of small acquisitions, primarily in our commercial businesses.
In connection with a portfolio transformation initiative undertaken by UTC Climate, Controls & Security, net gains of approximately $30 million and $55 million were recognized in 2014 and 2013, respectively, on various dispositions completed during those years.
In 2013, we completed the sale of the Pratt & Whitney Power Systems business to Mitsubishi Heavy Industries (MHI), and we entered into a long-term engineering and manufacturing agreement with MHI, generating a pre-tax gain of approximately $193 million ($132 million after tax). We also completed the acquisition of Grupo Ascensores Enor, S.A. (Enor), a privately held company headquartered in Spain with operations in Spain and Portugal, which designs, manufactures, installs and services elevators. Under the terms of the transaction, Zardoya Otis, S.A. (ZOSA), a non-wholly owned subsidiary of the Company, exchanged publicly traded shares of ZOSA with a fair value of approximately $240 million as of the transaction completion date for all of the shares of Enor.
In connection with the 2012 Goodrich acquisition, we recorded assumed liabilities of approximately $2.2 billion related to customer contractual obligations on certain OEM development programs where the expected costs exceeded the expected revenue under contract. These liabilities are being liquidated in accordance with the underlying economic pattern of obligations, as reflected by the net cash outflows incurred on the OEM contracts. Total consumption of the contractual obligations was approximately $193 million and $249 million in 2015 and 2014, respectively. Expected consumption of the contractual obligations is as follows: $252 million in 2016, $259 million in 2017, $250 million in 2018, $219 million in 2019, $84 million in 2020 and $351 million thereafter.
In connection with regulatory approval of the Goodrich acquisition, regulatory authorities required UTC to dispose of the Goodrich electric power systems and the Goodrich pumps and engine controls businesses. We completed the sales of these businesses in 2013.
In 2012, Pratt & Whitney, Rolls-Royce plc (Rolls-Royce), MTU Aero Engines AG and Japanese Aero Engines Corporation, participants in the IAE International Aero Engines AG (IAE) collaboration, completed a restructuring of their interests in IAE. As a result of this transaction, Pratt & Whitney holds a 61% net interest in the collaboration and a 49.5% ownership interest in IAE. IAE's business purpose is to coordinate the design, development, manufacturing and product support of the V2500 program through involvement with the collaborators. IAE retains limited equity with the primary economics of the V2500 program passed to the participants in the separate collaboration arrangement. As such, we have determined that IAE is a variable interest entity with Pratt & Whitney its primary beneficiary, and IAE has, therefore, been consolidated. The carrying amounts and classification of assets and liabilities for IAE in our Consolidated Balance Sheet as of December 31, 2015 and 2014 are as follows:

(dollars in millions)	2015	2014
Current assets	$1,920	$1,820
Noncurrent assets	1,102	756
Total assets	$3,022	$2,576
Current liabilities	$1,931	$1,795
Noncurrent liabilities	1,355	1,227
Total liabilities	$3,286	$3,022
Goodwill. The changes in the carrying amount of goodwill, by segment, in 2015 are as follows:

(dollars in millions)	Balance as of January 1, 2015	Goodwill resulting from business combinations	Foreign currency translation and other	Balance as of December 31, 2015
Otis	$1,664	$31	$(129)	$1,566
UTC Climate, Controls & Security	9,408	397	(347)	9,458
Pratt & Whitney	1,481	36	(2)	1,515
UTC Aerospace Systems	14,892	49	(182)	14,759
Total Segments	27,445	513	(660)	27,298
Eliminations and other	3	—	—	3
Total	$27,448	$513	$(660)	$27,301
Intangible Assets. Identifiable intangible assets are comprised of the following:

	2015		2014
(dollars in millions)	Gross Amount	Accumulated Amortization	Gross Amount	Accumulated Amortization
Amortized:
Service portfolios	$1,977	$(1,307)	$2,103	$(1,309)
Patents and trademarks	361	(189)	336	(177)
IAE collaboration	3,336	(86)	2,872	(20)
Customer relationships and other	12,430	(2,988)	12,135	(2,589)
	18,104	(4,570)	17,446	(4,095)
Unamortized:
Trademarks and other	2,069	—	2,177	—
Total	$20,173	$(4,570)	$19,623	$(4,095)
Customer relationship intangible assets include payments made to our customers to secure certain contractual rights. We amortize these intangible assets based on the underlying pattern of economic benefit, which may result in an amortization method other than straight-line. We classify amortization of such payments as a reduction of sales. Amortization of intangible assets was $722 million, $713 million and $705 million in 2015, 2014 and 2013, respectively. The IAE collaboration intangible asset is amortized based upon the economic pattern of benefits as represented by the underlying cash flows. Prior to 2014, these cash flows were negative, and, accordingly, no amortization had previously been recorded. The following is the expected amortization of intangible assets for 2016 through 2020, which reflects an increase in expected amortization expense due to the pattern of economic benefit on certain aerospace intangible assets increasing over time:

(dollars in millions)	2016	2017	2018	2019	2020
Amortization expense	$692	$745	$772	$769	$792
NOTE 3: DISCONTINUED OPERATIONS
On November 6, 2015 we completed the sale of Sikorsky to Lockheed Martin Corp. for $9,083 million in cash, subject to customary post-closing working capital and net debt adjustments. The results of operations and the related cash flows of Sikorsky have been reclassified to Discontinued Operations in our Consolidated Statement of Operations and Consolidated Statement of Cash Flows for all periods presented. The assets and liabilities of Sikorsky have been reclassified to Assets held for sale and Liabilities held for sale, respectively, in our Consolidated Balance Sheet as of December 31, 2014. Cash flows from the operation of Sikorsky are included in our results through the date of sale to Lockheed Martin Corp.
On December 13, 2012, we completed the sale of the legacy Hamilton Sundstrand Industrial businesses. On June 14, 2013 we completed with the sale of Pratt & Whitney Rocketdyne (Rocketdyne), and on February 12, 2013 we completed the sale of UTC Power to ClearEdge Power. We have no continuing involvement with these businesses post-disposition. Net income from discontinued operations in our Consolidated Statement of Operations for the year ended December 31, 2013 includes income of approximately $35 million related to these divested businesses. Cash flows from discontinued operations in our Consolidated Statement of Cash Flows for the year ended December 31, 2013 includes cash outflows of approximately $277 million, primarily related to the proceeds from the sale of Rocketdyne offset by tax payments related to the 2012 sale of the legacy Hamilton Sundstrand Industrial businesses.
The following summarized financial information has been segregated from continuing operations and reported as Discontinued Operations:

(dollars in millions)	2015	2014	2013
Discontinued Operations:
Net Sales	$4,949	$7,452	$6,564
Cost of Sales	4,152	6,801	5,304
Research and development	150	160	197
Selling, general and administrative	315	328	382
Pension curtailment	110	—	—
Other income, net	(30)	(12)	(40)
Income from operations	252	175	721
Gain (loss) on disposal	6,042	—	(33)
Income tax expense	(2,684)	(20)	(234)
Income from discontinued operations	$3,610	$155	$454

The assets and liabilities held for sale on the Consolidated Balance Sheet as of December 31, 2014 are as follows:

(dollars in millions)	December 31, 2014
Assets:
Cash and cash equivalents	$6
Accounts receivable, net	869
Inventories and contracts in progress, net	2,223
Other assets, current	45
Fixed assets, net	684
Goodwill	348
Intangible assets, net	32
Other assets	661
Assets held for sale	$4,868
Liabilities:
Short-term borrowings and long-term debt currently due	$5
Accounts payable	717
Accrued liabilities	1,479
Long-term debt	5
Future pension and postretirement benefit obligations	2
Other long-term liabilities	573
Liabilities held for sale	$2,781
UTC and its business segments have historically had sales to Sikorsky and purchases from Sikorsky, in the normal course of business, which were eliminated in consolidation. Net sales to Sikorsky were $138 million, $235 million and $206 million for the years ended December 31, 2015, 2014 and 2013, respectively. Purchases from Sikorsky included in cost of products and services sold were $25 million, $17 million and $21 million for the years ended December 31, 2015, 2014 and 2013, respectively.
NOTE 4: EARNINGS PER SHARE

(dollars in millions, except per share amounts; shares in millions)	2015	2014	2013
Net income attributable to common shareowners:
Net income from continuing operations	$3,996	$6,066	$5,265
Net income from discontinued operations	3,612	154	456
Net income attributable to common shareowners	$7,608	$6,220	$5,721
Basic weighted average number of shares outstanding	872.7	898.3	901.0
Stock awards	10.5	13.3	14.1
Diluted weighted average number of shares outstanding	883.2	911.6	915.1
Earnings Per Share of Common Stock—Basic:
Net income from continuing operations	$4.58	$6.75	$5.84
Net income from discontinued operations	4.14	0.17	0.51
Net income attributable to common shareowners	8.72	6.92	6.35
Earnings Per Share of Common Stock—Diluted:
Net income from continuing operations	$4.53	$6.65	$5.75
Net income from discontinued operations	4.09	0.17	0.50
Net income attributable to common shareowners	8.61	6.82	6.25
The computation of diluted earnings per share excludes the effect of the potential exercise of stock awards, including stock appreciation rights and stock options, when the average market price of the common stock is lower than the exercise price of the related stock awards during the period. These outstanding stock awards are not included in the computation of diluted earnings per share because the effect would have been anti-dilutive. For 2015 and 2014, there were 9.7 million and 3.5 million anti-dilutive stock awards excluded from the computation, respectively. For 2013, there were no anti-dilutive stock awards excluded from the computation.
NOTE 5: COMMERCIAL AEROSPACE INDUSTRY ASSETS AND COMMITMENTS
We have receivables and other financing assets with commercial aerospace industry customers totaling $6,143 million and $5,548 million at December 31, 2015 and 2014, respectively. These include customer financing assets related to commercial aerospace industry customers, consisting of products under lease of $537 million and $564 million, and notes and leases receivable of $566 million and $424 million, at December 31, 2015 and 2014, respectively.
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
We also have other contractual commitments, including commitments to secure certain contractual rights to provide product on new aircraft platforms, which are included in "Other commercial aerospace commitments" in the table below. Payments made on these contractual commitments are included in intangible assets and are amortized over the term of underlying economic benefit. Our commercial aerospace financing and other contractual commitments as of December 31, 2015 were approximately $14.6 billion. We have entered into certain collaboration arrangements, which may include participation by our collaboration partners in these commitments.
The following is the expected maturity of commercial aerospace industry assets and commitments as of December 31, 2015:

(dollars in millions)	Committed	2016	2017	2018	2019	2020	Thereafter
Notes and leases receivable	$566	$97	$102	$26	$40	$34	$267
Commercial aerospace financing commitments	$2,608	$410	$405	$534	$381	$178	$700
Other commercial aerospace commitments	11,985	821	929	896	743	728	7,868
Collaboration partners' share	(4,093)	(344)	(381)	(462)	(302)	(193)	(2,411)
Total commercial commitments	$10,500	$887	$953	$968	$822	$713	$6,157
In 2012, Pratt & Whitney obtained increased ownership and collaboration interests in IAE and an intellectual property license, paying Rolls-Royce $1.5 billion at closing, with additional payments due to Rolls-Royce contingent upon each hour flown by the V2500-powered aircraft in service as of June 29, 2012 during the fifteen-year period following closing of the purchase. These flight hour payments, included in "Other commercial aerospace commitments" in the table above, are being capitalized as collaboration intangible assets. See Note 2 for further discussion.
Our financing commitments with customers are contingent upon maintenance of certain levels of financial condition by the customers. In addition, we have residual value and other guarantees of $365 million as of December 31, 2015.
We have long-term aftermarket maintenance contracts with commercial aerospace industry customers for which revenue is recognized in proportion to actual costs incurred relative to total expected costs to be incurred over the respective contract periods. Billings, however, are typically based on factors such as engine flight hours. The timing differences between the billings and the maintenance costs incurred generates both unbilled receivables and deferred revenues. Unbilled receivables under these long-term aftermarket contracts totaled $1,091 million and $819 million at December 31, 2015 and 2014, respectively, and are included in Accounts receivable and Other assets in the accompanying Consolidated Balance Sheet. Deferred revenues totaled $3,502 million and $3,429 million at December 31, 2015 and 2014, respectively, and are included in Accrued liabilities and Other long-term liabilities in the accompanying Consolidated Balance Sheet.

Reserves related to aerospace receivables and financing assets were $217 million and $243 million at December 31, 2015 and 2014, respectively. Reserves related to financing commitments and guarantees were $47 million and $64 million at December 31, 2015 and 2014, respectively.

NOTE 6: INVENTORIES & CONTRACTS IN PROGRESS

(dollars in millions)	2015	2014
Raw materials	$2,037	$1,948
Work-in-process	2,422	2,093
Finished goods	3,183	2,975
Contracts in progress	8,668	8,189
	16,310	15,205
Less:
Progress payments, secured by lien, on U.S. Government contracts	(239)	(117)
Billings on contracts in progress	(7,936)	(7,446)
	$8,135	$7,642
Raw materials, work-in-process and finished goods are net of valuation reserves of $760 million and $721 million as of December 31, 2015 and 2014, respectively. Contracts in progress principally relate to elevator and escalator contracts and include costs of manufactured components, accumulated installation costs and estimated earnings on incomplete contracts.
Inventory also includes capitalized contract development costs related to certain aerospace programs at UTC Aerospace Systems. As of December 31, 2015 and 2014, these capitalized costs were $152 million and $141 million, respectively, which will be liquidated as production units are delivered to the customer.
Our sales contracts in many cases are long-term contracts expected to be performed over periods exceeding twelve months. At December 31, 2015 and 2014, approximately 67% and 65% respectively, of total inventories and contracts in progress have been acquired or manufactured under such long-term contracts, a portion of which is not scheduled for delivery within the next twelve months.
NOTE 7: FIXED ASSETS

(dollars in millions)	Estimated Useful Lives	2015	2014
Land		$384	$392
Buildings and improvements	12-40 years	5,030	5,098
Machinery, tools and equipment	3-20 years	11,717	11,398
Other, including assets under construction		1,363	1,181
		18,494	18,069
Accumulated depreciation		(9,762)	(9,477)
		$8,732	$8,592
Depreciation expense was $1,068 million in 2015, $1,043 million in 2014 and $971 million in 2013.

NOTE 8: ACCRUED LIABILITIES

(dollars in millions)	2015	2014
Advances on sales contracts and service billings	$3,952	$4,241
Income taxes payable	2,498	305
Accrued salaries, wages and employee benefits	1,543	1,795
Service and warranty accruals	546	504
Litigation and contract matters	482	496
Interest payable	391	503
Accrued restructuring costs	334	253
Accrued property, sales and use taxes	292	280
Canadian government settlement - current portion	241	—
Accrued workers compensation	212	215
Other	4,147	3,935
	$14,638	$12,527
Income taxes payable as of December 31, 2015 includes taxes payable related to the gain on the sale of Sikorsky, expected to be substantially paid in the first quarter of 2016.
The Canadian government has historically provided research and development support under certain Pratt & Whitney Canada programs, wherein repayment, if any, is made in the form of royalties, conditioned upon the achievement of certain financial targets including specific aircraft engine sales, total aircraft engine sales volume and total year-over-year sales growth of the entity receiving the government funding. On December 30, 2015, Pratt & Whitney Canada and federal and provincial Canadian government agencies entered into amendments of certain government research and development support arrangements. Under the amendments, Pratt & Whitney Canada agreed to make four annual payments of approximately $327 million Canadian (approximately $241 million) each, commencing in the first quarter of 2016, to fully settle and terminate Pratt & Whitney Canada's future contractual obligations to pay royalties to these agencies that had previously been contingent upon future engine deliveries and Pratt & Whitney Canada sales; to maintain its commitments to perform certain assembly, test and manufacturing operations in Canada; and to provide support of innovation and research and development through initiatives with post-secondary institutions and key industry associations in Canada over a fourteen year period. As a result of the amendments to these contractual arrangements, Pratt & Whitney recorded a charge and related discounted obligation of $867 million in the fourth quarter of 2015.
The Canadian government settlement included in the table above represents amounts expected to be paid under this agreement in 2016, with the remaining provision of approximately $626 million included in Other long-term liabilities in the accompanying Consolidated Balance Sheet as of December 31, 2015.

NOTE 9: BORROWINGS AND LINES OF CREDIT

(dollars in millions)	2015	2014
Short-term borrowings:
Commercial paper	$727	$—
Other borrowings	199	126
Total short-term borrowings	$926	$126
At December 31, 2015, we had revolving credit agreements with various banks permitting aggregate borrowings of up to $4.35 billion pursuant to a $2.20 billion revolving credit agreement and a $2.15 billion multicurrency revolving credit agreement, both of which expire in May 2019. As of December 31, 2015, there were no borrowings under either of these revolving credit agreements. The undrawn portions of these revolving credit agreements are also available to serve as backup facilities for the issuance of commercial paper. As of December 31, 2015, our maximum commercial paper borrowing limit was $4.35 billion. We use our commercial paper borrowings for general corporate purposes, including the funding of potential acquisitions and repurchases of our common stock. The need for commercial paper borrowings arises when the use of domestic cash for acquisitions, dividends, and share repurchases exceeds the sum of domestic cash generation and foreign cash repatriated to the U.S.
The weighted-average interest rates applicable to short-term borrowings outstanding at December 31, 2015 and 2014 were 0.8% and 5.7%, respectively. At December 31, 2015, approximately $1.4 billion was available under short-term lines of credit with local banks at our various domestic and international subsidiaries.

Long-term debt consisted of the following as of December 31:

(dollars in millions)	2015	2014
LIBOR § plus 0.500% floating rate notes due 2015	$—	$500
4.875% notes due 2015	—	1,200
5.375% notes due 2017 [1]	1,000	1,000
1.800% notes due 2017 [1]	1,500	1,500
1.778% junior subordinated notes due 2018	1,100	—
6.800% notes due 2018 [2]	99	99
6.125% notes due 2019 [1]	1,250	1,250
8.875% notes due 2019	271	271
4.500% notes due 2020 [1]	1,250	1,250
4.875% notes due 2020 [2]	171	171
8.750% notes due 2021	250	250
3.100% notes due 2022 [1]	2,300	2,300
1.550% junior subordinated notes due 2022	—	1,100
1.250% notes due 2023 (€750 million principal value) [3]	817	—
7.100% notes due 2027 [2]	141	141
6.700% notes due 2028	400	400
7.500% notes due 2029 [1]	550	550
5.400% notes due 2035 [1]	600	600
6.050% notes due 2036 [1]	600	600
6.800% notes due 2036 [2]	134	134
7.000% notes due 2038 [2]	159	159
6.125% notes due 2038 [1]	1,000	1,000
5.700% notes due 2040 [1]	1,000	1,000
4.500% notes due 2042 [1]	3,500	3,500
4.150% notes due 2045 [4]	850	—
Project financing obligations	191	147
Other (including capitalized leases) [2]	306	368
Total principal long-term debt	19,439	19,490
Other (fair market value adjustments, discounts and debt issuance costs) [2]	60	85
Total long-term debt	19,499	19,575
Less: current portion	179	1,791
Long-term debt, net of current portion	$19,320	$17,784

1
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

2	Includes notes and remaining fair market value adjustments that were assumed as a part of the Goodrich acquisition on July 26, 2012.

3
We may redeem these notes, in whole or in part, at our option at any time. If redeemed prior to February 22, 2023, the redemption price in Euro will be equal to the greater of 100% of the principal amount of the notes to be redeemed or the sum of the present values of the remaining scheduled payments of principal and interest on the notes to be redeemed, discounted to the redemption date on an annual basis at a rate based upon a comparable German federal government bond whose maturity is closest to the maturity of the notes plus 15 basis points. In addition, these notes may be redeemed at our option in whole, but not in part, at any time in the event of certain developments affecting U.S. taxation.

4
We may redeem these notes, in whole or in part, at our option at any time. If redeemed prior to November 16, 2044, the redemption price in U.S. Dollars will be equal to the greater of 100% of the principal amount of the notes to be redeemed or the sum of the present values of the remaining scheduled payments of principal and interest on the notes to be redeemed, discounted to the redemption date on a semiannual basis at the adjusted treasury rate plus 25 basis points.

On May 4, 2015, we completed the previously announced optional remarketing of the 1.550% junior subordinated notes, which were originally issued as part of our equity units on June 18, 2012. As a result of the remarketing, these notes were redesignated as our 1.778% junior subordinated notes due May 4, 2018. The 1.778% junior subordinated notes are effectively subordinated to existing or future preferred stock and indebtedness, guarantees and other liabilities, and are not redeemable prior to maturity. On August 3, 2015, we received approximately $1.1 billion from the proceeds of the remarketing, and issued approximately 11.3 million shares of Common Stock to settle the purchase obligation of the holders of the equity units under the purchase contract entered into at the time of the original issuance of the equity units.
On May 1, 2015, we repaid all 4.875% notes due in 2015, representing $1.2 billion in aggregate principal. On June 1, 2015, we repaid all floating rate notes due in 2015, representing $500 million in aggregate principal. On May 4, 2015, we issued $850 million aggregate principal amount of 4.150% notes due May 15, 2045. On May 22, 2015 we issued €750 million aggregate principal amount of 1.250% notes due May 22, 2023. The net proceeds from these debt issuances were used primarily to repay the 4.875% notes and floating rate notes that matured during the quarter ended June 30, 2015.
The project financing obligations included in the table above are associated with the sale of rights to unbilled revenues related to the ongoing activity of an entity owned by UTC Climate, Controls & Security. The percentage of total short-term borrowings and long-term debt at variable interest rates was 5% and 4% at December 31, 2015 and 2014, respectively. Interest rates on our commercial paper borrowings are considered variable due to their short-term duration and high-frequency of turnover.
The schedule of principal payments required on long-term debt for the next five years and thereafter is:

(dollars in millions)
2016	$179
2017	2,551
2018	1,231
2019	1,568
2020	1,476
Thereafter	12,434
Total	$19,439
We have an existing universal shelf registration statement filed with the Securities and Exchange Commission (SEC) for an indeterminate amount of securities for future issuance, subject to our internal limitations on the amount of securities to be issued under this shelf registration statement.
In 2015, we adopted ASU 2015-03, Interest - Imputation of Interest: Simplifying the Presentation of Debt Issuance Costs, which requires debt issuance costs previously reported as a deferred charge within Other noncurrent assets to be presented as a direct reduction from the carrying amount of debt, consistent with debt discounts, applied retrospectively for all periods presented. Long-term debt and Other assets as of December 31, 2014 were adjusted by approximately $83 million as a result of the adoption of this ASU.
NOTE 10: EQUITY
On March 13, 2015, we entered into ASR agreements to repurchase an aggregate of $2.65 billion of our common stock. Under the terms of the ASR agreements, we made the aggregate payments and received an initial delivery of approximately 18.6 million shares of our common stock, representing approximately 85% of the shares expected to be repurchased. On July 31, 2015, the shares associated with the remaining portion of the aggregate purchase were settled upon final delivery of approximately 4.2 million additional shares of common stock.
On November 11, 2015, we entered into ASR agreements to repurchase an aggregate of $6 billion of our common stock utilizing the net after-tax proceeds from the sale of Sikorsky. The ASR agreements provide for the repurchase of our common stock based on the average of the daily volume-weighted average prices of our common stock during the term of such ASR agreement, less a discount and subject to adjustments pursuant to the terms and conditions of the ASR agreement. Under the terms of the ASR agreements, we made the aggregate payments on November 16, 2015 and received an initial delivery of approximately 51.9 million shares of our common stock, representing approximately 85% of the shares expected to be repurchased at a price of $98.26 per share. The aggregate purchase price was recorded as a reduction to shareowners’ equity, consisting of a $5.1 billion increase in treasury stock and a $0.9 billion decrease in additional paid-in capital. The shares associated with the remaining portion of the aggregate purchase price are to be settled over six tranches. Upon settlement of each tranche, we may be entitled to receive additional common shares or, under certain limited circumstances, be required to deliver shares or make additional payments to the counterparties. The final settlement of the transactions under all tranches is expected to occur no later than the third quarter of 2016.
The ASR agreements contain customary terms for these types of transactions, including the mechanisms to determine the number of shares or the amount of cash that will be delivered at settlement, the required timing of delivery upon settlement, the specific circumstances under which adjustments may be made to the repurchase transactions, and the specific circumstances under which the repurchase transactions may be canceled prior to the scheduled maturity.
As discussed in Note 9, on August 3, 2015, we received approximately $1.1 billion from the proceeds of the remarketing of our 1.550% junior subordinated notes, which were originally issued as part of our equity units on June 18, 2012, and issued approximately 11.3 million shares of common stock to settle the purchase obligation of the holders of the equity units under the purchase contract entered into at the time of the original issuance of the equity units.
A summary of the changes in each component of accumulated other comprehensive (loss) income, net of tax for the years ended December 31, 2015 and 2014 is provided below:

(dollars in millions)	Foreign Currency Translation	Defined Benefit Pension and Post-retirement Plans	Unrealized Gains (Losses) on Available-for- Sale Securities	Unrealized Hedging (Losses) Gains	Accumulated Other Comprehensive (Loss) Income
Balance at December 31, 2013	$170	$(3,267)	$296	$(79)	$(2,880)
Other comprehensive (loss) income before reclassifications, net	(1,228)	(2,708)	28	(205)	(4,113)
Amounts reclassified, pre-tax	7	416	(20)	96	499
Tax (benefit) expense reclassified	—	(150)	4	(21)	(167)
Balance at December 31, 2014	$(1,051)	$(5,709)	$308	$(209)	$(6,661)
Other comprehensive (loss) income before reclassifications, net	(1,429)	32	16	(298)	(1,679)
Amounts reclassified, pre-tax	42	867	(54)	234	1,089
Tax (benefit) expense reclassified	—	(325)	23	(66)	(368)
Balance at December 31, 2015	$(2,438)	$(5,135)	$293	$(339)	$(7,619)
Amounts reclassified related to our defined benefit pension and postretirement plans include amortization of prior service costs and actuarial net losses recognized during each period presented. These costs are recorded as components of net periodic pension cost for each period presented (see Note 12 for additional details).
Changes in noncontrolling interests that do not result in a change of control, and where there is a difference between fair value and carrying value, are accounted for as equity transactions. The pro-forma increase (decrease) in Net income attributable to common shareowners would have been $12 million, $(71) million and $(49) million for the years ended December 31, 2015, 2014 and 2013, respectively, had they been recorded through net income.

NOTE 11: INCOME TAXES
Income Before Income Taxes. The sources of income from continuing operations before income taxes are:

(dollars in millions)	2015	2014	2013
United States	$2,782	$4,165	$3,065
Foreign	3,685	4,547	4,589
	$6,467	$8,712	$7,654
With few exceptions, U.S. income taxes have not been provided on undistributed earnings of UTC's international subsidiaries. These earnings relate to ongoing operations and were approximately $29 billion as of December 31, 2015. It is not practicable to estimate the amount of tax that might be payable. We intend to reinvest these earnings permanently outside the U.S. or to repatriate the earnings only when it is tax effective to do so.
Provision for Income Taxes. The income tax expense (benefit) for the years ended December 31, 2015, 2014 and 2013 consisted of the following components:

(dollars in millions)	2015	2014	2013
Current:
United States:
Federal	$328	$319	$390
State	(37)	38	18
Foreign	1,158	1,484	1,323
	1,449	1,841	1,731
Future:
United States:
Federal	712	421	292
State	109	(23)	44
Foreign	(159)	5	(68)
	662	403	268
Income tax expense	$2,111	$2,244	$1,999
Attributable to items credited (charged) to equity and goodwill	$(114)	$1,535	$(1,661)
Reconciliation of Effective Income Tax Rate. Differences between effective income tax rates and the statutory U.S. federal income tax rate are as follows:

	2015	2014	2013
Statutory U.S. federal income tax rate	35.0%	35.0%	35.0%
Tax on international activities	(2.0)%	(3.3)%	(6.2)%
Tax audit settlements	—%	(4.3)%	(0.5)%
Other	(0.4)%	(1.6)%	(2.2)%
Effective income tax rate	32.6%	25.8%	26.1%
The 2015 effective tax rate reflects an unfavorable tax adjustment of $274 million related to the planned repatriation of certain foreign earnings, the majority of which are current year earnings, and a favorable adjustment of approximately $45 million related to a non-taxable gain recorded in the first quarter. France, the U.K. and certain U.S. states enacted tax law changes in the fourth quarter which resulted in a net incremental cost of approximately $68 million in 2015.
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
The 2013 effective tax rate reflects a favorable noncash income tax adjustment of approximately $35 million related to the conclusion of the examination of Goodrich's 2009 - 2010 tax years and resolution of a dispute with the IRS for Goodrich's 2001 - 2006 tax years. In addition, the 2013 effective tax rate also reflects a favorable tax impact of $95 million associated with the legislative corporate tax extenders enacted in January 2013, as part of the American Taxpayer Relief Act of 2012, as well as the favorable tax impact of $24 million related to a U.K. tax rate reduction enacted in July 2013.
Deferred Tax Assets and Liabilities. Future income taxes represent the tax effects of transactions which are reported in different periods for tax and financial reporting purposes. These amounts consist of the tax effects of temporary differences between the tax and financial reporting balance sheets and tax carryforwards. For the period ended December 31, 2014, future income tax benefits and payables are presented as current and non-current. For the period ended December 31, 2015, UTC has classified all deferred taxes as non-current based on an early adoption of Accounting Standards Update 2015-17. For both periods, future income tax benefits and payables within the same tax paying component of a particular jurisdiction are offset for presentation in the Consolidated Balance Sheet.

The tax effects of net temporary differences and tax carryforwards which gave rise to future income tax benefits and payables at December 31, 2015 and 2014 are as follows:

(dollars in millions)	2015	2014
Future income tax benefits:
Insurance and employee benefits	$2,650	$3,033
Other asset basis differences	1,199	369
Other liability basis differences	1,543	1,039
Tax loss carryforwards	528	660
Tax credit carryforwards	872	963
Valuation allowances	(591)	(612)
	$6,201	$5,452
Future income taxes payable:
Other asset basis differences	$5,324	$4,584
Other items, net	531	(124)
	$5,855	$4,460
Future income taxes payable, reflected in the table above, for the years ended December 31, 2015 and 2014, respectively, are reported in accrued liabilities and other long-term liabilities on our Consolidated Balance Sheet.
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
Tax Credit and Loss Carryforwards. At December 31, 2015, tax credit carryforwards, principally state and foreign, and tax loss carryforwards, principally state and foreign, were as follows:

(dollars in millions)	Tax Credit Carryforwards	Tax Loss Carryforwards
Expiration period:
2016-2020	$3	$274
2021-2025	4	127
2026-2035	196	573
Indefinite	668	1,927
Total	$871	$2,901
Unrecognized Tax Benefits. At December 31, 2015, we had gross tax-effected unrecognized tax benefits of $1,169 million, all of which, if recognized, would impact the effective tax rate. A reconciliation of the beginning and ending amounts of unrecognized tax benefits and interest expense related to unrecognized tax benefits for the years ended December 31, 2015, 2014 and 2013 is as follows:

(dollars in millions)	2015	2014	2013
Balance at January 1	$1,089	$1,223	$1,073
Additions for tax positions related to the current year	206	164	113
Additions for tax positions of prior years	99	435	211
Reductions for tax positions of prior years	(101)	(47)	(41)
Settlements	(124)	(686)	(133)
Balance at December 31	$1,169	$1,089	$1,223
Gross interest expense related to unrecognized tax benefits	$39	$180	$51
Total accrued interest balance at December 31	$176	$292	$262
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
The Examination Division of the Internal Revenue Service is currently auditing UTC tax years 2011 and 2012 as well as pre-acquisition Goodrich tax years 2011 and 2012 through the date of acquisition by UTC, both of which are currently expected to continue beyond the next twelve months.
During 2014, the Company resolved various tax audit, appeal and litigation activity with the IRS, Connecticut Department of Revenue, and French and Canadian taxing authorities resulting in approximately $508 million of primarily noncash tax gains, including pre-tax interest adjustments of $132 million. During 2014, the Company also reached an agreement with a state taxing authority for the monetization of tax credits resulting in a gain of approximately $220 million through Other Income.
During 2013, the Company recognized a predominantly noncash settlement gain of approximately $34 million for interest relating to the closure of IRS audits of UTC through 2005. During 2013, the IRS also completed examination activity of Goodrich tax years 2009 and 2010, prior to its acquisition by UTC, resulting in a noncash settlement gain of approximately $24 million, including $2 million of interest. Additionally, certain litigation regarding the proper timing of deductions taken by Goodrich in its tax years 2001 and 2002, prior to its acquisition by UTC, was resolved in 2013 resulting in recognition of a noncash settlement gain of approximately $25 million, including $12 million of interest.
It is reasonably possible that over the next 12 months the amount of unrecognized tax benefits may change within a range of a net increase of $25 million to a net decrease of $490 million as a result of additional worldwide uncertain tax positions, the revaluation of current uncertain tax positions arising from developments in examinations, in appeals, or in the courts, or the closure of tax statutes.
See Note 17, Contingent Liabilities, for discussion regarding uncertain tax positions, included in the above range, related to pending litigation with respect to certain deductions claimed in Germany.
NOTE 12: EMPLOYEE BENEFIT PLANS
We sponsor numerous domestic and foreign employee benefit plans, which are discussed below.
Employee Savings Plans. We sponsor various employee savings plans. Our contributions to employer sponsored defined contribution plans were $356 million, $330 million and $335 million for 2015, 2014 and 2013, respectively.
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
Shares of common stock are allocated to employees' ESOP accounts at fair value on the date earned. Cash dividends on common stock held by the ESOP are used for debt service payments. Participants receive additional shares in lieu of cash dividends. Common stock allocated to ESOP participants is included in the average number of common shares outstanding for both basic and diluted earnings per share. At December 31, 2015, 29.2 million common shares had been allocated to employees, leaving 12.9 million unallocated common shares in the ESOP Trust, with an approximate fair value of $1.2 billion.
Pension Plans. We sponsor both funded and unfunded domestic and foreign defined benefit pension plans that cover a large number of our employees. Our plans use a December 31 measurement date consistent with our fiscal year.

(dollars in millions)	2015	2014
Change in Benefit Obligation:
Beginning balance	$37,853	$33,026
Service cost	493	487
Interest cost	1,399	1,517
Actuarial (gain) loss	(1,716)	5,277
Total benefits paid	(1,796)	(1,939)
Net settlement and curtailment gain	(55)	(1)
Plan amendments	39	5
Other	(789)	(519)
Ending balance	$35,428	$37,853

Change in Plan Assets:
Beginning balance	$32,738	$31,355
Actual return on plan assets	265	3,140
Employer contributions	520	615
Benefits paid from plan assets	(1,796)	(1,939)
Settlements	(59)	—
Other	(657)	(433)
Ending balance	$31,011	$32,738

Funded Status:
Fair value of plan assets	$31,011	$32,738
Benefit obligations	(35,428)	(37,853)
Funded status of plan	$(4,417)	$(5,115)

Amounts Recognized in the Consolidated Balance Sheet Consist of:
Noncurrent assets	$742	$681
Current liability	(71)	(104)
Noncurrent liability	(5,088)	(5,692)
Net amount recognized	$(4,417)	$(5,115)

Amounts Recognized in Accumulated Other Comprehensive Loss Consist of:
Net actuarial loss	$8,224	$9,068
Prior service credit	(57)	(27)
Net amount recognized	$8,167	$9,041

At the end of fiscal 2015, we changed the approach we use to estimate the service and interest components of net periodic pension cost for our significant pension plans. This change compared to the previous approach is expected to result in a net decrease in the service and interest components for pension cost in 2016. Historically, we estimated the service and interest cost components utilizing a single-weighted average discount rate derived from the yield curve used to measure the benefit obligation at the beginning of the period. We have elected to utilize a full yield curve approach in the estimation of these components by applying the specific spot rates along the yield curve used in determination of the benefit obligation to the relevant projected cash flows. We have made this change to provide a more precise measurement of service and interest costs by improving the correlation between projected benefit cash flows to the corresponding spot yield curve rates. This change does not affect the measurement of our total benefit obligations. This change will decrease the service and interest cost components of our annual net periodic pension cost by approximately $215 million for 2016. We have accounted for this change as a change in accounting estimate and, accordingly, have accounted for it prospectively.
Included within "Actuarial (gain) loss" in the Change in Benefit Obligation in 2014 above, is a $1.1 billion increase to the projected benefit obligation resulting from the adoption of the new mortality base table (RP-2014) with projection scale (MP-2014) that was published by the Society of Actuaries in 2014. In 2015, we updated to the revised projection scale

(MP-2015) that was published by the Society of Actuaries in 2015, which did not have a significant impact on the projected benefit obligation. The amounts included in "Other" in the above table primarily reflect the impact of foreign exchange translation, primarily for plans in the U.K. and Canada.
In 2014, we offered a voluntary lump-sum pension payout program to certain eligible terminated vested participants (generally any terminated vested participant with a lump sum value of $50,000 or less) that would settle our obligation to those participants accepting the offer. The program provides participants with a one-time choice of electing to receive a lump-sum settlement in lieu of receiving a future monthly pension benefit. Payments to participants who accepted the offer began in 2014 and were completed in 2015. As part of this voluntary lump sum program, the Company settled $147 million and $311 million of its projected benefit obligation in 2015 and 2014, respectively.
Qualified domestic pension plan benefits comprise approximately 76% of the projected benefit obligation. Benefits for union employees are generally based on a stated amount for each year of service. For non-union employees, benefits for service up to December 31, 2014 are generally based on an employee's years of service and compensation through December 31, 2014. Effective January 1, 2015, benefits for future service are based on the existing cash balance formula that was adopted in 2003 for newly hired non-union employees and for other non-union employees who made a one-time voluntary election to have future benefit accruals determined under this formula. This plan change resulted in a $623 million reduction in the projected benefit obligation as of December 31, 2009 and an additional $204 million reduction in the projected benefit obligation as of July 26, 2012 when applied to legacy Goodrich salaried employees. Certain foreign plans, which comprise approximately 22% of the projected benefit obligation, are considered defined benefit plans for accounting purposes. Nonqualified domestic pension plans provide supplementary retirement benefits to certain employees and are not a material component of the projected benefit obligation.
We contributed $250 million in UTC common stock to our domestic defined benefit pension plans and made $147 million of cash contributions to our foreign defined benefit pension plans in 2015. In 2014, we made $200 million of cash contributions to our domestic defined benefit pension plans and made $317 million of cash contributions to our foreign defined benefit pension plans.
Information for pension plans with accumulated benefit obligations in excess of plan assets:

(dollars in millions)	2015	2014
Projected benefit obligation	$30,915	$34,261
Accumulated benefit obligation	30,362	33,495
Fair value of plan assets	25,827	28,478
The accumulated benefit obligation for all defined benefit pension plans was $34.6 billion and $36.9 billion at December 31, 2015 and 2014, respectively.
The components of the net periodic pension cost are as follows:

(dollars in millions)	2015	2014	2013
Pension Benefits:
Service cost	$493	$487	$569
Interest cost	1,399	1,517	1,373
Expected return on plan assets	(2,264)	(2,215)	(2,107)
Amortization of prior service credit	(11)	(8)	(34)
Recognized actuarial net loss	882	429	954
Net settlement and curtailment loss	150	13	1
Net periodic pension cost - employer	$649	$223	$756
Net settlement and curtailment losses for pension benefits includes curtailment losses of approximately $109 million and $1 million related to, and recorded in, discontinued operations for the years ended December 31, 2015 and 2014, respectively. Net settlement and curtailment losses for pension benefits includes curtailment gains of approximately $23 million related to, and recorded in, discontinued operations for the year ended December 31, 2013. In addition, total net periodic pension cost includes approximately $98 million, $96 million and $86 million related to, and recorded in, discontinued operations for the years ended December 31, 2015, 2014 and 2013, respectively.

Other changes in plan assets and benefit obligations recognized in other comprehensive loss in 2015 are as follows:

(dollars in millions)
Current year actuarial loss	$283
Amortization of actuarial loss	(882)
Current year prior service cost	39
Amortization of prior service credit	11
Net settlement and curtailment loss	(145)
Other	(180)
Total recognized in other comprehensive loss	$(874)
Net recognized in net periodic pension cost and other comprehensive loss	$(225)
The estimated amount that will be amortized from accumulated other comprehensive loss into net periodic pension cost in 2016 is as follows:

(dollars in millions)
Net actuarial loss	$540
Prior service credit	(32)
$508
Major assumptions used in determining the benefit obligation and net cost for pension plans are presented in the following table as weighted-averages:

	Benefit Obligation		Net Cost
	2015	2014	2015	2014	2013
Discount rate	4.1%	3.8%	3.8%	4.7%	4.0%
Salary scale	4.2%	4.2%	4.2%	4.2%	4.2%
Expected return on plan assets	—	—	7.6%	7.6%	7.7%
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
The plans have continued their pension risk management techniques designed to reduce the plans' interest rate risk. More specifically, the plans have incorporated liability hedging programs that include the adoption of a risk reduction objective as part of the long-term investment strategy. Under this objective the interest rate hedge is dynamically increased as funded status improves. The hedging programs incorporate a range of assets and investment tools, each with ranging interest rate sensitivity. The investment portfolios are currently hedging approximately 35% to 45% of the interest rate sensitivity of the pension plan liabilities.

The fair values of pension plan assets at December 31, 2015 and 2014 by asset category are as follows:

(dollars in millions)	Quoted Prices in Active Markets For Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Not Subject to Leveling	Total
Asset Category:
Public Equities
Global Equities	$5,884	$—	$—	$—	$5,884
Global Equity Commingled Funds[1]	—	779	—	—	779
Enhanced Global Equities [2]	237	616	—	—	853
Global Equities Funds at net asset value[8]	—	—	—	6,475	6,475
Private Equities [3,8]	—	—	182	1,335	1,517
Fixed Income Securities
Governments	365	53	—	—	418
Corporate Bonds	—	7,013	—	—	7,013
Fixed Income Securities[8]	—	—	—	2,992	2,992
Real Estate [4,8]	—	10	1,165	1,079	2,254
Other [5,8]	—	334	—	1,706	2,040
Cash & Cash Equivalents [6,8]	—	159	—	334	493
Subtotal	$6,486	$8,964	$1,347	$13,921	30,718
Other Assets & Liabilities[7]					293
Total at December 31, 2015					$31,011
Public Equities
Global Equities	$5,964	$2	$—	$—	$5,966
Global Equity Commingled Funds[1]	—	1,055	—	—	1,055
Enhanced Global Equities [2]	292	1,192	—	—	1,484
Global Equities Funds at net asset value [8]	—	—	—	6,505	6,505
Private Equities [3,8]	—	—	145	1,255	1,400
Fixed Income Securities
Governments	419	52	—	—	471
Corporate Bonds	4	7,132	—	—	7,136
Fixed Income Securities[8]	—	—	—	3,661	3,661
Real Estate [4,8]	—	12	975	938	1,925
Other [5,8]	—	349	—	1,896	2,245
Cash & Cash Equivalents [6,8]	200	131	—	116	447
Subtotal	$6,879	$9,925	$1,120	$14,371	32,295
Other Assets & Liabilities[7]					443
Total at December 31, 2014					$32,738

Note 1	Represents commingled funds that invest primarily in common stocks.

Note 2
Represents enhanced equity separate account and commingled fund portfolios. A portion of the portfolio may include long-short market neutral and relative value strategies that invest in publicly traded, equity and fixed income securities, as well as derivatives of equity and fixed income securities and foreign currency.

Note 3	Represents limited partner investments with general partners that primarily invest in debt and equity.

Note 4	Represents investments in real estate including commingled funds and directly held properties.

Note 5	Represents insurance contracts and global balanced risk commingled funds consisting mainly of equity, bonds and some commodities.

Note 6	Represents short-term commercial paper, bonds and other cash or cash-like instruments.

Note 7	Represents trust receivables and payables that are not leveled.

Note 8
In accordance with ASU 2015-07, Fair Value Measurement (Topic 820), certain investments that are measured at fair value using the net asset value per share (or its equivalent) practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented for the total pension benefits plan assets.

Derivatives in the plan are primarily used to manage risk and gain asset class exposure while still maintaining liquidity. Derivative instruments mainly consist of equity futures, interest rate futures, interest rate swaps and currency forward contracts.
Our common stock represents approximately 3% of total plan assets at December 31, 2015 and 2014. We review our assets at least quarterly to ensure we are within the targeted asset allocation ranges and, if necessary, asset balances are adjusted back within target allocations. We employ a broadly diversified investment manager structure that includes diversification by active and passive management, style, capitalization, country, sector, industry and number of investment managers.
The fair value measurement of plan assets using significant unobservable inputs (Level 3) changed due to the following:

(dollars in millions)	Private Equities	Real Estate	Total
Balance, December 31, 2013	$90	$1,045	$1,135
Unrealized gains relating to instruments still held in the reporting period	1	66	67
Purchases, sales, and settlements, net	54	(136)	(82)
Balance, December 31, 2014	145	975	1,120
Realized gains (losses)	3	(4)	(1)
Unrealized gains relating to instruments still held in the reporting period	42	105	147
Purchases, sales, and settlements, net	(8)	89	81
Balance, December 31, 2015	$182	$1,165	$1,347
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
Although we are not required to make additional contributions to our domestic defined benefit pension plans through the end of 2020, we may elect to make discretionary contributions in 2016. We expect to make total contributions of approximately $175 million to our global defined benefit pension plans in 2016. Contributions do not reflect benefits to be paid directly from corporate assets.
Benefit payments, including amounts to be paid from corporate assets, and reflecting expected future service, as appropriate, are expected to be paid as follows: $2,041 million in 2016, $1,871 million in 2017, $1,935 million in 2018, $1,997 million in 2019, $2,058 million in 2020, and $10,996 million from 2021 through 2025.
Postretirement Benefit Plans. We sponsor a number of postretirement benefit plans that provide health and life benefits to eligible retirees. Such benefits are provided primarily from domestic plans, which comprise approximately 89% of the benefit obligation. The postretirement plans are unfunded.

(dollars in millions)	2015	2014
Change in Benefit Obligation:
Beginning balance	$952	$987
Service cost	3	3
Interest cost	34	41
Actuarial loss	—	7
Total benefits paid	(104)	(107)
Other	5	21
Ending balance	$890	$952

Change in Plan Assets:
Beginning balance	$—	$—
Employer contributions	84	85
Benefits paid from plan assets	(104)	(107)
Other	20	22
Ending balance	$—	$—

Funded Status:
Fair value of plan assets	$—	$—
Benefit obligations	(890)	(952)
Funded status of plan	$(890)	$(952)

Amounts Recognized in the Consolidated Balance Sheet Consist of:
Current liability	$(84)	$(89)
Noncurrent liability	(806)	(863)
Net amount recognized	$(890)	$(952)

Amounts Recognized in Accumulated Other Comprehensive Loss Consist of:
Net actuarial gain	$(109)	$(113)
Prior service (credit) cost	(1)	1
Net amount recognized	$(110)	$(112)
The components of net periodic benefit cost are as follows:

(dollars in millions)	2015	2014	2013
Other Postretirement Benefits:
Service cost	$3	$3	$3
Interest cost	34	41	38
Amortization of prior service credit	—	(1)	(10)
Recognized actuarial net gain	(4)	(4)	(4)
Net settlement and curtailment gain	(1)	—	—
Net periodic other postretirement benefit cost	$32	$39	$27

Other changes in plan assets and benefit obligations recognized in other comprehensive loss in 2015 are as follows:

(dollars in millions)
Current year actuarial loss	$1
Current year prior service credit	(2)
Amortization of actuarial net gain	4
Other	(1)
Total recognized in other comprehensive loss	$2
Net recognized in net periodic other postretirement benefit cost and other comprehensive loss	$34
The estimated amounts that will be amortized from accumulated other comprehensive loss into net periodic benefit cost in 2016 include actuarial net gains of $3 million and prior service credits of $1 million.
Major assumptions used in determining the benefit obligation and net cost for postretirement plans are presented in the following table as weighted-averages:

	Benefit Obligation		Net Cost
	2015	2014	2015	2014	2013
Discount rate	4.0%	3.8%	3.8%	4.4%	3.6%
Assumed health care cost trend rates are as follows:

	2015	2014
Health care cost trend rate assumed for next year	6.5%	7.0%
Rate that the cost trend rate gradually declines to	5.0%	5.0%
Year that the rate reaches the rate it is assumed to remain at	2022	2019
Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

	2015 One-Percentage-Point
(dollars in millions)	Increase	Decrease
Effect on total service and interest cost	$2	$(2)
Effect on postretirement benefit obligation	57	(48)
Benefit payments, including net amounts to be paid from corporate assets and reflecting expected future service, as appropriate, are expected to be paid as follows: $84 million in 2016, $82 million in 2017, $77 million in 2018, $72 million in 2019, $67 million in 2020, and $276 million from 2021 through 2025.
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
Our participation in these plans for the annual periods ended December 31 is outlined in the table below. Unless otherwise noted, the most recent Pension Protection Act (PPA) zone status available in 2015 and 2014 is for the plan's year-end at June 30, 2014, and June 30, 2013, respectively. The zone status is based on information that we received from the plan and is certified by the plan's actuary. Our significant plan is in the green zone which represents a plan that is at least 80% funded and does not require a financial improvement plan (FIP) or a rehabilitation plan (RP). An extended amortization provision of ten years is utilized to recognize investment gains or losses for our significant plan.

(dollars in millions)		Pension Protection Act Zone Status		FIP/ RP Status	Contributions
Pension Fund	EIN/Pension Plan Number	2015	2014	Pending/ Implemented	2015	2014	2013	Surcharge Imposed	Expiration Date of Collective-Bargaining Agreement
National Elevator Industry Pension Plan	23-2694291	Green	Green	No	$88	$79	$71	No	July 8, 2017
Other funds					32	34	34
					$120	$113	$105
For the plan years ended June 30, 2014 and 2013, respectively, we were listed in the National Elevator Industry Pension Plan's Forms 5500 as providing more than 5% of the total contributions for the plan. At the date these financial statements were issued, Forms 5500 were not available for the plan year ending June 30, 2015.
In addition, we participate in several multiemployer arrangements that provide postretirement benefits other than pensions, with the National Elevator Industry Health Benefit Plan being the most significant. These arrangements generally provide medical and life benefits for eligible active employees and retirees and their dependents. Contributions to multiemployer plans that provide postretirement benefits other than pensions were $15 million, $14 million and $12 million for 2015, 2014 and 2013, respectively.
Stock-based Compensation. UTC's long-term incentive plan authorizes various types of market and performance based incentive awards that may be granted to officers and employees. Our Long-Term Incentive Plan (LTIP) was amended and restated effective April 28, 2014. Since the LTIP's inception in 2005, a total of 149 million shares have been authorized for issuance pursuant to awards under the LTIP. All equity-based compensation awards are made exclusively through the LTIP. As of December 31, 2015, approximately 46 million shares remain available for awards under the LTIP. The LTIP does not contain an aggregate annual award limit. We expect that the shares awarded on an annual basis will range from 1.0% to 1.5% of shares outstanding. The LTIP will expire after all authorized shares have been awarded or April 30, 2020, whichever is sooner.
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
On November 6, 2015, the sale of Sikorsky to Lockheed Martin Corp. triggered an award modification as defined by ASC 718. In general, unvested UTC awards held by Sikorsky employees accelerated as of the sale date and an increase in the post-termination exercise period was allowed. The modification resulted in the recognition of net incremental expense of $2 million. This charge was reflected in discontinued operations.
We measure the cost of all share-based payments, including stock options, at fair value on the grant date and recognize this cost in the Consolidated Statement of Operations as follows:

(dollars in millions)	2015	2014	2013
Continuing operations	$158	$219	$250
Discontinued operations	17	21	25
Total compensation cost recognized	$175	$240	$275
The associated future income tax benefit recognized was $57 million, $80 million and $97 million for the years ended December 31, 2015, 2014 and 2013, respectively.
For the years ended December 31, 2015, 2014 and 2013, the amount of cash received from the exercise of stock options was $41 million, $187 million and $378 million, respectively, with an associated tax benefit realized of $89 million, $125 million and $194 million, respectively. In addition, for the years ended December 31, 2015, 2014 and 2013, the associated tax benefit realized from the vesting of performance share units and other restricted awards was $48 million, $49 million and $26 million, respectively. Also, in accordance with the Compensation—Stock Compensation Topic of the FASB ASC, for the years ended December 31, 2015, 2014 and 2013, $64 million, $103 million and $115 million, respectively, of certain tax benefits have been reported as operating cash outflows with corresponding cash inflows from financing activities.
At December 31, 2015, there was $163 million of total unrecognized compensation cost related to non-vested equity awards granted under long-term incentive plans. This cost is expected to be recognized ratably over a weighted-average period of 2.2 years.
A summary of the transactions under all long-term incentive plans for the year ended December 31, 2015 follows:

	Stock Options		Stock Appreciation Rights		Performance Share Units		Other Incentive Shares/Units
(shares and units in thousands)	Shares	Average Price*	Shares	Average Price*	Units	Average Price**
Outstanding at:
December 31, 2014	2,288	$73.76	38,404	$77.48	2,532	$87.65	1,495
Granted	312	110.78	5,411	111.15	693	115.08	574
Exercised/earned	(648)	56.10	(4,975)	64.56	(884)	74.71	(487)
Cancelled	(73)	68.69	(729)	96.67	(171)	86.60	(115)
December 31, 2015	1,879	$86.19	38,111	$83.58	2,170	$101.78	1,467

*	weighted-average exercise price

**	weighted-average grant stock price
 The weighted-average grant date fair value of stock options and stock appreciation rights granted during 2015, 2014, and 2013 was $18.69, $28.36 and $19.91, respectively. The weighted-average grant date fair value of performance share units, which vest upon achieving certain performance metrics, granted during 2015, 2014, and 2013 was $120.36, $125.41 and $91.71, respectively. The total fair value of awards vested during the years ended December 31, 2015, 2014 and 2013 was $247 million, $226 million and $219 million, respectively. The total intrinsic value (which is the amount by which the stock price exceeded the exercise price on the date of exercise) of stock options and stock appreciation rights exercised during the years ended December 31, 2015, 2014 and 2013 was $281 million, $425 million and $608 million, respectively. The total intrinsic value (which is the stock price at vesting) of performance share units and other restricted awards vested was $151 million, $154 million and $75 million during the years ended December 31, 2015, 2014 and 2013, respectively.
The following table summarizes information about equity awards outstanding that are vested and expected to vest and equity awards outstanding that are exercisable at December 31, 2015:

	Equity Awards Vested and Expected to Vest				Equity Awards That Are Exercisable
(shares in thousands; aggregate intrinsic value in millions)	Awards	Average Price*	Aggregate Intrinsic Value	Remaining Term**	Awards	Average Price*	Aggregate Intrinsic Value	Remaining Term**
Stock Options/Stock Appreciation Rights	39,894	$82.95	$675	5.4 years	25,887	$72.74	$621	4.1 years
Performance Share Units/Restricted Stock	2,128	—	204	1.7 years

*	weighted-average exercise price per share

**	weighted-average contractual remaining term in years
The fair value of each option award is estimated on the date of grant using a binomial lattice model. The following table indicates the assumptions used in estimating fair value for the years ended December 31, 2015, 2014 and 2013. Lattice-based option models incorporate ranges of assumptions for inputs, those ranges are as follows:

	2015	2014	2013
Expected volatility	20% - 23%	22% - 26%	26% - 27%
Weighted-average volatility	21%	26%	27%
Expected term (in years)	6.0 - 6.8	7.6 - 8.0	7.3 - 7.6
Expected dividends	2.2%	2.2%	2.6%
Risk-free rate	0.0% - 2.2%	0.0% - 3.1%	0.1% - 1.9%
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
NOTE 13: RESTRUCTURING COSTS
During 2015, we recorded net pre-tax restructuring costs totaling $535 million for new and ongoing restructuring actions. We recorded charges in the segments as follows:

(dollars in millions)
Otis	$51
UTC Climate, Controls & Security	108
Pratt & Whitney	105
UTC Aerospace Systems	111
Eliminations and other	21
Restructuring costs recorded within continuing operations	396
Restructuring costs recorded within discontinued operations	139
Total	$535
During the year ended December 31, 2015, we incurred restructuring costs that were recorded within discontinued operations of $139 million, which includes approximately $109 million of net settlements and curtailment losses for pension benefits. There were no curtailment losses related to discontinued operations for the year ended December 31, 2014. Restructuring charges incurred in 2015 primarily relate to actions initiated during 2015 and 2014, and were recorded as follows:

(dollars in millions)
Cost of sales	$185
Selling, general and administrative	211
Restructuring costs recorded within continuing operations	396
Restructuring costs recorded within discontinued operations	139
Total	$535
2015 Actions. During 2015, we initiated restructuring actions relating to ongoing cost reduction efforts, including workforce reductions and consolidation of field operations. We recorded net pre-tax restructuring costs totaling $326 million for restructuring actions initiated in 2015, consisting of $148 million in cost of sales, and $178 million in selling, general and administrative expenses.
We are targeting to complete in 2016 and 2017 the majority of the remaining workforce and all facility related cost reduction actions initiated in 2015. No specific plans for significant other actions have been finalized at this time. The following table summarizes the accrual balances and utilization by cost type for the 2015 restructuring actions:

(dollars in millions)	Severance	Facility Exit, Lease Termination & Other Costs	Total
Net pre-tax restructuring costs	$289	$37	$326
Utilization and foreign exchange	(106)	(14)	(120)
Balance at December 31, 2015	$183	$23	$206

The following table summarizes expected, incurred and remaining costs for the 2015 restructuring actions by segment:

(dollars in millions)	Expected Costs	Cost Incurred During 2015	Remaining Costs at December 31, 2015
Otis	$51	$(35)	$16
UTC Climate, Controls & Security	207	(83)	124
Pratt & Whitney	83	(82)	1
UTC Aerospace Systems	181	(105)	76
Eliminations and other	21	(21)	—
Total	$543	$(326)	$217
2014 Actions. During 2015, we recorded net pre-tax restructuring costs totaling $73 million for restructuring actions initiated in 2014, consisting of $43 million in cost of sales and $30 million in selling, general and administrative expenses. The 2014 actions relate to ongoing cost reduction efforts, including workforce reductions and the consolidation of field operations. The following table summarizes the accrual balances and utilization by cost type for the 2014 restructuring actions:

(dollars in millions)	Severance	Facility Exit, Lease Termination and Other Costs	Total
Restructuring accruals at January 1, 2015	$156	$9	$165
Net pre-tax restructuring costs	52	21	73
Utilization and foreign exchange	(116)	(28)	(144)
Balance at December 31, 2015	$92	$2	$94
The following table summarizes expected, incurred and remaining costs for the 2014 programs by segment:

(dollars in millions)	Expected Costs	Costs Incurred During 2014	Costs Incurred During 2015	Remaining Costs at December 31, 2015
Otis	$121	$(98)	$(16)	$7
UTC Climate, Controls & Security	123	(86)	(31)	6
Pratt & Whitney	117	(64)	(24)	29
UTC Aerospace Systems	80	(72)	(2)	6
Eliminations and other	5	(5)	—	—
Total	$446	$(325)	$(73)	$48
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
The four quarter rolling average of the notional amount of foreign exchange contracts hedging foreign currency transactions was $15.6 billion and $13.9 billion at December 31, 2015 and 2014, respectively. Additional information pertaining to foreign exchange and hedging activities is included in Note 1.

The following table summarizes the fair value of derivative instruments as of December 31, 2015 and 2014 which consist solely of foreign exchange contracts:

	Asset Derivatives		Liability Derivatives
(dollars in millions)	2015	2014	2015	2014
Derivatives designated as hedging instruments	$4	$3	$428	$248
Derivatives not designated as hedging instruments	97	139	105	71
As discussed in Note 9, on May 22, 2015 we issued approximately €750 million of Euro-denominated debt, which qualifies as a net investment hedge against our investments in European businesses. As of December 31, 2015, the net investment hedge is deemed to be effective.
The impact from foreign exchange derivative instruments that qualified as cash flow hedges was as follows:

	Year Ended December 31,
(dollars in millions)	2015	2014
Loss recorded in Accumulated other comprehensive loss	$(415)	$(263)
Loss reclassified from Accumulated other comprehensive loss into Product sales (effective portion)	$234	$96
Assuming current market conditions continue, a $225 million pre-tax loss is expected to be reclassified from Accumulated other comprehensive loss into Product sales to reflect the fixed prices obtained from foreign exchange hedging within the next 12 months. At December 31, 2015, all derivative contracts accounted for as cash flow hedges mature by January 2020.
We recognized a gain of $63 million and $53 million in Other income, net on the Consolidated Statement of Operations from foreign exchange contracts not designated as hedging instruments in 2015 and 2014, respectively.
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
The following table provides the assets and liabilities carried at fair value measured on a recurring and non-recurring basis as of December 31, 2015 and 2014:

2015 (dollars in millions)	Total	Level 1	Level 2	Level 3
Recurring fair value measurements:
Available-for-sale securities	$951	$951	$—	$—
Derivative assets	101	—	101	—
Derivative liabilities	(533)	—	(533)	—

2014 (dollars in millions)	Total	Level 1	Level 2	Level 3
Recurring fair value measurements:
Available-for-sale securities	$961	$961	$—	$—
Derivative assets	142	—	142	—
Derivative liabilities	(319)	—	(319)	—
Non-recurring fair value measurements:
Business dispositions	3	—	3	—

In 2015, we recorded net gains of approximately $126 million as a result of a fair value adjustment related to the acquisition of a controlling interest in a UTC Climate, Controls & Security joint venture investment, and an impairment charge of $61 million related to certain assets held for sale by UTC Aerospace Systems.
During 2014, we recorded net gains of approximately $23 million, including a $48 million gain during 2014, as a result of fair value adjustments related to the acquisition of the majority interest in a Pratt & Whitney joint venture. During 2014, we also recorded an approximately $30 million net gain from UTC Climate, Controls & Security's ongoing portfolio transformation, primarily due to a gain on the sale of an interest in a joint venture in North America, and a charge of approximately $28 million, included in discontinued operations, to adjust the fair value of a Sikorsky joint venture investment.
Valuation Techniques. Our available-for-sale securities include equity investments that are traded in active markets, either domestically or internationally and are measured at fair value using closing stock prices from active markets. Our derivative assets and liabilities include foreign exchange contracts and commodity derivatives that are measured at fair value using internal models based on observable market inputs such as forward rates, interest rates, our own credit risk and our counterparties' credit risks. As of December 31, 2015, there were no significant transfers in and out of Level 1 and Level 2.
As of December 31, 2015, there has not been any significant impact to the fair value of our derivative liabilities due to our own credit risk. Similarly, there has not been any significant adverse impact to our derivative assets based on our evaluation of our counterparties' credit risks.
The following table provides carrying amounts and fair values of financial instruments that are not carried at fair value at December 31, 2015 and 2014:

	December 31, 2015		December 31, 2014
(dollars in millions)	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Long-term receivables	$224	$209	$214	$204
Customer financing notes receivable	403	403	262	260
Short-term borrowings	(926)	(926)	(126)	(126)
Long-term debt (excluding capitalized leases)	(19,476)	(21,198)	(19,623)	(22,244)
Long-term liabilities	(458)	(419)	(80)	(74)
The following table provides the valuation hierarchy classification of assets and liabilities that are not carried at fair value in our Consolidated Balance Sheet as of December 31, 2015:

(dollars in millions)	Total	Level 1	Level 2	Level 3
Long-term receivables	$209	$—	$209	$—
Customer financing notes receivable	403	—	403	—
Short-term borrowings	(926)	—	(727)	(199)
Long-term debt (excluding capitalized leases)	(21,198)	—	(20,845)	(353)
Long-term liabilities	(419)	—	(419)	—

NOTE 16: GUARANTEES
We extend a variety of financial guarantees to third parties. As of December 31, 2015 and 2014, the following financial guarantees were outstanding:

	December 31, 2015		December 31, 2014
(dollars in millions)	Maximum Potential Payment	Carrying Amount of Liability	Maximum Potential Payment	Carrying Amount of Liability
Commercial aerospace financing arrangements (see Note 5)	$365	$12	$411	$18
Credit facilities and debt obligations (expire 2016 to 2028)	241	—	211	15
Performance guarantees	55	3	136	—
We also have obligations arising from sales of certain businesses and assets, including those from representations and warranties and related indemnities for environmental, health and safety, tax and employment matters. The maximum potential payment related to these obligations is not a specified amount as a number of the obligations do not contain financial caps. The carrying amount of liabilities related to these obligations was $171 million and $186 million at December 31, 2015 and 2014, respectively. For additional information regarding the environmental indemnifications, see Note 17.
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
We provide service and warranty policies on our products and extend performance and operating cost guarantees beyond our normal service and warranty policies on some of our products, particularly commercial aircraft engines. In addition, we incur discretionary costs to service our products in connection with specific product performance issues. Liabilities for performance and operating cost guarantees are based upon future product performance and durability, and are largely estimated based upon historical experience. Adjustments are made to accruals as claim data and historical experience warrant. The changes in the carrying amount of service and product warranties and product performance guarantees for the years ended December 31, 2015 and 2014 are as follows:

(dollars in millions)	2015	2014
Balance as of January 1	$1,264	$1,324
Warranties and performance guarantees issued	291	302
Settlements made	(259)	(322)
Other	(84)	(40)
Balance as of December 31	$1,212	$1,264
NOTE 17: CONTINGENT LIABILITIES
Except as otherwise noted, while we are unable to predict the final outcome, based on information currently available, we do not believe that resolution of any of the following matters will have a material adverse effect upon our competitive position, results of operations, cash flows or financial condition.
Leases. We occupy space and use certain equipment under lease arrangements. Rental commitments of $2,183 million at December 31, 2015 under long-term non-cancelable operating leases are payable as follows: $529 million in 2016, $391 million in 2017, $285 million in 2018, $207 million in 2019, $133 million in 2020 and $638 million thereafter. Rent expense was $386 million in 2015, $434 million in 2014 and $429 million in 2013.
Additional information pertaining to commercial aerospace rental commitments is included in Note 5 to the Consolidated Financial Statements.
Environmental. Our operations are subject to environmental regulation by federal, state and local authorities in the United States and regulatory authorities with jurisdiction over our foreign operations. As described in Note 1 to the Consolidated Financial Statements, we have accrued for the costs of environmental remediation activities and periodically reassess these amounts. We believe that the likelihood of incurring losses materially in excess of amounts accrued is remote. As of December 31, 2015 and 2014, we had $837 million and $863 million reserved for environmental remediation, respectively. Additional information pertaining to environmental matters is included in Note 1 to the Consolidated Financial Statements.
Government. In the ordinary course of business, the Company and its subsidiaries and our properties are subject to regulatory and governmental examinations, information gathering requests, inquiries, investigations and threatened legal actions and proceedings. For example, we are now, and believe that, in light of the current U.S. Government contracting environment, we will continue to be the subject of one or more U.S. Government investigations. Such U.S. Government investigations often take years to complete and could result in administrative, civil or criminal liabilities, including repayments, fines, treble and other damages, forfeitures, restitution or penalties, or could lead to suspension or debarment of U.S. Government contracting or of export privileges. For instance, if we or one of our business units were charged with wrongdoing as a result of any of these investigations or other government investigations (including violations of certain environmental or export laws) the U.S. Government could suspend us from bidding on or receiving awards of new U.S. Government contracts pending the completion of legal proceedings. If convicted or found liable, the U.S. Government could fine and debar us from new U.S. Government contracting for a period generally not to exceed three years. The U.S. Government also reserves the right to debar a contractor from receiving new government contracts for fraudulent, criminal or other seriously improper conduct. The U.S. Government could void any contracts found to be tainted by fraud.

Our contracts with the U.S. Government are also subject to audits. Like many defense contractors, we have received audit reports, which recommend that certain contract prices should be reduced to comply with various government regulations, including because cost or pricing data we submitted in negotiation of the contract prices or cost accounting practices may not have conformed to government regulations, or that certain payments be delayed or withheld. Some of these audit reports involved substantial amounts. We have made voluntary refunds in those cases we believe appropriate, have settled some allegations and continue to litigate certain cases. In addition, we accrue for liabilities associated with those matters that are probable and can be reasonably estimated. The most likely settlement amount to be incurred is accrued based upon a range of estimates. Where no amount within a range of estimates is more likely, then we accrued the minimum amount.
Legal Proceedings.
F100 Engine Litigation
As previously disclosed, the United States Government sued us in 1999 in the United States District Court for the Southern District of Ohio (District Court), claiming that Pratt & Whitney violated the civil False Claims Act and common law. The claims relate to the "Fighter Engine Competition" between Pratt & Whitney's F100 engine and General Electric's F110 engine. The government alleged that it overpaid for F100 engines under contracts awarded by the U.S. Air Force in fiscal years 1985 through 1990 because Pratt & Whitney inflated its estimated costs for some purchased parts and withheld data that would have revealed the overstatements. At trial, which ended in April 2005, the government claimed Pratt & Whitney's liability to be approximately $624 million. On August 1, 2008, the trial court held that the Air Force had not suffered any actual damages because Pratt & Whitney had made significant price concessions after the alleged overstatements were made. However, the trial court judge found that Pratt & Whitney violated the False Claims Act due to inaccurate statements contained in its 1983 initial engine pricing proposal. In the absence of actual damages, the trial court awarded the government the maximum civil penalty of $7,090,000, or $10,000 for each of the 709 invoices Pratt & Whitney submitted in 1989 and later under the contracts. In September 2008, both the government and UTC appealed the decision to the United States Court of Appeals for the Sixth Circuit. In November 2010, the Sixth Circuit affirmed Pratt & Whitney's liability for the civil penalty under the False Claims Act, but remanded the case to the trial court for further proceedings on the issues of False Claims Act damages and common law liability and damages.
On June 18, 2012, the trial court found that Pratt & Whitney had breached obligations imposed by common law based on the same conduct with respect to which the court previously found liability under the False Claims Act. Under the common law claims, the U.S. Air Force seeks damages for events occurring before March 3, 1989, which are not recoverable under the False Claims Act.
On June 17, 2013, the trial court awarded the government approximately $473 million in damages and penalties, plus prejudgment interest in an amount to be determined. On July 1, 2013, the trial court, after determining the amount of prejudgment interest, entered judgment in favor of the government in the amount of approximately $664 million. The trial court also awarded post-judgment interest on the full amount of the judgment to accrue from July 2, 2013, at the federal variable interest rate determined pursuant to 28 U.S.C. § 1961. The judgment included four different components: (1) common law damages of approximately $109 million; (2) prejudgment interest on common law damages of approximately $191 million; (3) False Claims Act treble damages of approximately $357 million; and (4) the civil penalty of approximately $7 million. The penalty component of the judgment previously was affirmed by the United States Court of Appeals in 2010.
We filed an appeal from the judgment to the United States Court of Appeals for the Sixth Circuit on August 26, 2013. On April 6, 2015, the Sixth Circuit reversed the trial court’s decision and vacated the prior damages award, noting that the government did not prove any damages. The court rejected as a matter of law the evidence submitted by the government on damages and remanded the case to the District Court to decide in the first instance whether the government should have another opportunity to prove that it suffered any actual damages.
On July 17, 2015, the case returned to the District Court, at which time we filed a motion for entry of judgment, seeking a judgment of zero actual damages. The government responded by filing a motion on August 28, 2015, in which it abandoned its claim for actual damages, but now seeks a judgment of approximately $85 million, representing (1) disgorgement of UTC’s alleged profits in fiscal year 1985, the first year of the multi-year engine competition, (2) prejudgment interest and (3) the approximately $7 million civil penalty.
We believe that there is no basis for the government’s new profit disgorgement claim. Accordingly, we continue not to accrue a reserve beyond the civil penalty referenced above.
Cost Accounting Standards Claim
By letter dated December 24, 2013, a Divisional Administrative Contracting Officer of the United States Defense Contract Management Agency asserted a claim and demand for payment of approximately $211 million against Pratt & Whitney. The claim is based on Pratt & Whitney's alleged noncompliance with cost accounting standards from January 1, 2005 to December 31, 2012, due to its method of determining the cost of collaborator parts used in the calculation of material overhead costs for government contracts. On March 18, 2014, Pratt & Whitney filed an appeal to the Armed Services Board of Contract Appeals. Pratt & Whitney’s appeal is still pending and we continue to believe the government’s claim is without merit.
German Tax Litigation
As previously disclosed, UTC has been involved in administrative review proceedings with the German Tax Office, which concern approximately €215 million (approximately $235 million) of tax benefits that we have claimed related to a 1998 reorganization of the corporate structure of Otis operations in Germany. Upon audit, these tax benefits were disallowed by the German Tax Office. UTC estimates interest associated with the aforementioned tax benefits is an additional approximately €118 million (approximately $129 million). On August 3, 2012, we filed suit in the local German Tax Court (Berlin-Brandenburg). In 2008 the German Federal Tax Court (FTC) denied benefits to another taxpayer in a case involving a German tax law relevant to our reorganization. The determination of the FTC on this other matter was appealed to the European Court of Justice (ECJ) to determine if the underlying German tax law is violative of European Union principles. On September 17, 2009, the ECJ issued an opinion in this case that is generally favorable to the other taxpayer and referred the case back to the FTC for further consideration of certain related issues. In May 2010, the FTC released its decision, in which it resolved certain tax issues that may be relevant to our suit and remanded the case to a lower court for further development. In 2012, the lower court decided in favor of the other taxpayer and the German Government again appealed the findings to the FTC. In November 2014, the FTC ruled in favor of the German Government, and against the other taxpayer. We believe that the FTC decision in the case involving the other taxpayer is not determinative of the outcome in our case, and we will continue vigorously to litigate the matter. However, in light of the FTC decision in the case involving the other taxpayer, we fully accrued for the matter during the quarter ended December 31, 2014. While we continue to litigate the matter at the local German Tax Court, UTC made tax and interest payments to German tax authorities of €275 million (approximately $300 million) through December 31, 2015 to avoid additional interest accruals pending final resolution of this matter.
Asbestos Matters
As previously reported, like many other industrial companies, we and our subsidiaries have been named as defendants in lawsuits alleging personal injury as a result of exposure to asbestos integrated into certain of our products or business premises. While we have never manufactured asbestos and no longer incorporate it in any currently-manufactured products, certain of our historical products, like those of many other manufacturers, have contained components incorporating asbestos. A substantial majority of these asbestos-related claims have been dismissed without payment or were covered in full or in part by insurance or other forms of indemnity. Additional cases were litigated and settled without any insurance reimbursement. The amounts involved in asbestos related claims were not material individually or in the aggregate in any year.
During the fourth quarter of 2015, we recorded a liability for the contingencies associated with pending and unasserted future asbestos claims because the aggregate amounts involved are now reasonably estimable due to the definitization of the insurance coverage for existing and potential future asbestos claims through the negotiation and establishment of settlement agreements during 2015 as well as the stabilization of company and industry experience. Over the past few years, we have been engaged in disputes with insurance carriers, particularly those having issued excess general liability insurance from the mid-1950s through the mid-1980s, regarding the extent of coverage available for asbestos-related personal injury claims. We commenced two separate insurance coverage litigations against excess insurers - one lawsuit in Ohio on behalf of Goodrich Corporation and the other in New York on behalf of Carrier Corporation. The level of activity in the insurance coverage lawsuits increased significantly in 2015, causing us to intensify our on-going review of our history and experience with asbestos-related claims. In particular, we have been working extensively with outside counsel and actuarial experts to calculate past asbestos-related losses in order to demonstrate exhaustion of primary layers of insurance and prove past damages, as well as to show that future asbestos-related losses would likely trigger excess insurance policies. We recently reached binding settlement agreements with all of the Goodrich excess insurers, and reached a settlement with the largest block of available solvent excess insurance coverage issued to Carrier Corporation.
As a result of these settlements in the coverage litigations, pursuant to each of which we will annually absorb uninsured asbestos claims costs, and with the assistance of an outside actuarial expert, we are now able to make a reasonable estimate of the probable range of the total liability for pending and unasserted future asbestos related claims. This determination was based not only on our analysis of our own asbestos claims history for the last five years and our contractual insurance coverage litigations, but also on broader nationwide asbestos trend data, including: a substantial drop in non-malignant asbestos claims; an increasing focus on malignancy claims, primarily those involving mesothelioma, a cancer that now has an historical and fairly predictable future annual incidence rate; and a substantial decrease in average annual claim filings.

We have estimated and recorded our total liability to resolve all pending and unasserted potential future claims through 2059 to be $376 million. This amount is on a pre-tax basis, not discounted, and excludes the Company’s defense fees (which will continue to be expensed by the Company as they are incurred).
In addition, during the fourth quarter of 2015 the Company recorded a $106 million insurance recovery receivable for probable asbestos related recoveries. In calculating this amount, the Company used the estimated asbestos liability for pending and projected future claims and considered the amount of insurance available, allocation methodologies, solvency ratings, creditworthiness, and the contractual terms with each insurer. As a result, we recorded a noncash pretax charge to earnings of $237 million in the fourth quarter of 2015.
The amounts recorded by UTC for asbestos-related claims are based on currently available information and assumptions that we believe are reasonable. Our actual liabilities or insurance recoveries could be higher or lower than those recorded if actual results vary significantly from the assumptions. Key variables in these assumptions include the number and type of new claims to be filed each year, the average cost of resolution of each new claim, the resolution of coverage issues with other excess insurance carriers with whom we have not yet achieved settlements, and the solvency risk with respect to our insurance carriers. Other factors that may affect our future liability include uncertainties surrounding the litigation process from jurisdiction to jurisdiction and from case to case, reforms that may be made by state and federal courts, and the passage of state or federal tort reform legislation.
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
In the ordinary course of business, the Company and its subsidiaries are also routinely defendants in, parties to or otherwise subject to many pending and threatened legal actions, claims, disputes and proceedings. These matters are often based on alleged violations of contract, product liability, warranty, regulatory, environmental, health and safety, employment, intellectual property, tax and other laws. In some of these proceedings, claims for substantial monetary damages are asserted against the Company and its subsidiaries and could result in fines, penalties, compensatory or treble damages or non-monetary relief. We do not believe that these matters will have a material adverse effect upon our competitive position, results of operations, cash flows or financial condition.
NOTE 18: SEGMENT FINANCIAL DATA
Our operations for the periods presented herein are classified into four principal segments. The segments are generally determined based on the management structure of the businesses and the grouping of similar operating companies, where each management organization has general operating autonomy over diversified products and services.
As discussed in Note 3, on November 6, 2015, we completed the sale of Sikorsky to Lockheed Martin Corp. The tables below exclude amounts attributable to Sikorsky, which have been reclassified to Discontinued Operations in the accompanying Consolidated Statement of Operations and to Assets held for sale in the accompanying Consolidated Balance Sheet for all periods presented.
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
UTC Aerospace Systems provides aerospace products and aftermarket services for commercial, military, business jet and general aviation customers worldwide. Products include electric power generation, power management and distribution systems, air data and flight sensing and management systems, engine control systems, electric systems, intelligence, surveillance and reconnaissance systems, engine components, environmental control systems, fire and ice detection and protection systems, propeller systems, aircraft aerostructures including engine nacelles, thrust reversers, and mounting pylons, interior and exterior aircraft lighting, aircraft seating and cargo systems, actuation systems, landing systems, including landing gears, wheels and brakes, and space products and subsystems. Aftermarket services include spare parts, overhaul and repair, engineering and technical support and fleet management solutions.
We have reported our financial and operational results for the periods presented herein under the four principal segments noted above, consistent with how we have reviewed our business operations for decision-making purposes, resource allocation and performance assessment during 2015.
Segment Information. Total sales by segment include intersegment sales, which are generally made at prices approximating those that the selling entity is able to obtain on external sales. Segment information for the years ended December 31 is as follows:

	Net Sales			Operating Profits
(dollars in millions)	2015	2014	2013	2015	2014	2013
Otis	$11,980	$12,982	$12,484	$2,338	$2,640	$2,590
UTC Climate, Controls & Security	16,707	16,823	16,809	2,936	2,782	2,590
Pratt & Whitney	14,082	14,508	14,501	861	2,000	1,876
UTC Aerospace Systems	14,094	14,215	13,347	1,888	2,355	2,018
Total segment	56,863	58,528	57,141	8,023	9,777	9,074
Eliminations and other	(765)	(628)	(541)	(268)	304	(44)
General corporate expenses	—	—	—	(464)	(488)	(481)
Consolidated	$56,098	$57,900	$56,600	$7,291	$9,593	$8,549

	Total Assets			Capital Expenditures			Depreciation & Amortization
(dollars in millions)	2015	2014	2013	2015	2014	2013	2015	2014	2013
Otis	$8,846	$9,313	$9,354	$83	$87	$122	$176	$209	$209
UTC Climate, Controls & Security	21,287	21,217	21,543	261	228	266	337	349	380
Pratt & Whitney	20,336	18,143	17,062	692	692	617	476	390	319
UTC Aerospace Systems	34,736	35,034	35,461	537	533	510	796	807	761
Total segment	85,205	83,707	83,420	1,573	1,540	1,515	1,785	1,755	1,669
Eliminations and other	2,279	2,631	1,609	79	54	54	78	65	66
Consolidated	$87,484	$86,338	$85,029	$1,652	$1,594	$1,569	$1,863	$1,820	$1,735

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

	External Net Sales			Operating Profits			Long-Lived Assets
(dollars in millions)	2015	2014	2013	2015	2014	2013	2015	2014	2013
United States Operations	$30,989	$30,814	$29,901	$4,391	$5,067	$4,272	$4,517	$4,211	$3,918
International Operations
Europe	10,945	12,587	12,589	1,882	2,238	2,333	1,525	1,577	1,715
Asia Pacific	8,425	8,746	8,626	1,641	1,712	1,770	994	995	939
Other	5,584	5,511	5,269	109	760	699	1,273	1,379	1,199
Eliminations and other	155	242	215	(732)	(184)	(525)	423	430	427
Consolidated	$56,098	$57,900	$56,600	$7,291	$9,593	$8,549	$8,732	$8,592	$8,198
Sales from U.S. operations include export sales as follows:

(dollars in millions)	2015	2014	2013
Europe	$4,366	$4,137	$3,931
Asia Pacific	2,902	3,469	3,963
Other	2,473	2,670	2,565
	$9,741	$10,276	$10,459
Major Customers. Net Sales include sales under prime contracts and subcontracts to the U.S. Government, primarily related to Pratt & Whitney and UTC Aerospace Systems products, as follows:

(dollars in millions)	2015	2014	2013
Pratt & Whitney	$2,945	$3,126	$3,559
UTC Aerospace Systems	2,409	2,459	2,530
Other	276	294	253
	$5,630	$5,879	$6,342
Net sales by Sikorsky under prime contracts and subcontracts to the U.S. Government of approximately $3.1 billion, $3.8 billion and $3.6 billion have been reclassified to Discontinued Operations in our Consolidated Statement of Operations for the years ended December 31, 2015, 2014 and 2013, respectively.
Net sales to Airbus, primarily related to Pratt & Whitney and UTC Aerospace Systems products, were approximately $7,624 million, $7,757 million and $6,171 million for the years ended December 31, 2015, 2014 and 2013, respectively.

SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

	2015 Quarters				2014 Quarters
(dollars in millions, except per share amounts)	First	Second	Third	Fourth	First	Second	Third	Fourth
Net Sales	$13,320	$14,690	$13,788	$14,300	$13,439	$14,868	$14,613	$14,980
Gross margin	3,814	4,218	3,988	3,647	3,857	4,448	4,448	4,249
Net income attributable to common shareowners	1,426	1,542	1,362	3,278	1,213	1,680	1,854	1,473
Earnings per share of Common Stock:
Basic—net income	$1.60	$1.76	$1.55	$3.86	$1.35	$1.87	$2.07	$1.64
Diluted—net income	$1.58	$1.73	$1.54	$3.86	$1.32	$1.84	$2.04	$1.62
COMPARATIVE STOCK DATA (UNAUDITED)

	2015			2014
(common stock)	High	Low	Dividend	High	Low	Dividend
First quarter	$124.11	$111.52	$0.64	$118.31	$107.91	$0.59
Second quarter	$119.14	$110.93	$0.64	$120.09	$113.10	$0.59
Third quarter	$111.58	$86.82	$0.64	$115.93	$103.79	$0.59
Fourth quarter	$100.80	$88.36	$0.64	$117.24	$99.17	$0.59
Our common stock is listed on the New York Stock Exchange. The high and low prices are based on the Composite Tape of the New York Stock Exchange. There were approximately 20,097 registered shareholders at January 31, 2016.
PERFORMANCE GRAPH (UNAUDITED)
The following graph presents the cumulative total shareholder return for the five years ending December 31, 2015 for our common stock, as compared to the Standard & Poor's 500 Stock Index and to the Dow Jones 30 Industrial Average. Our common stock price is a component of both indices. These figures assume that all dividends paid over the five-year period were reinvested, and that the starting value of each index and the investment in common stock was $100.00 on December 31, 2010.
COMPARISON OF CUMULATIVE FIVE YEAR TOTAL RETURN

	December
	2010	2011	2012	2013	2014	2015
United Technologies Corporation	$100.00	$95.03	$109.38	$155.18	$160.13	$137.06
S&P 500 Index	$100.00	$102.11	$118.45	$156.82	$178.29	$180.75
Dow Jones Industrial Average	$100.00	$108.38	$119.48	$154.91	$170.46	$170.83