Form 10-K, Exhibit 13
period 2016-12-31
UNITED TECHNOLOGIES CORP /DE/
filed 2017-02-09
CIK 101829

Exhibit 13
Five-Year Summary

(dollars in millions, except per share amounts)	2016	2015	2014	2013	2012
For The Year
Net sales	$57,244	$56,098	$57,900	$56,600	$51,101
Research and development	2,337	2,279	2,475	2,342	2,193
Restructuring costs	290	396	354	431	537
Net income from continuing operations [1]	5,436	4,356	6,468	5,655	4,692
Net income from continuing operations attributable to common shareowners [1]	5,065	3,996	6,066	5,265	4,337

Basic earnings per share—Net income from continuing operations attributable to common shareowners	6.19	4.58	6.75	5.84	4.84
Diluted earnings per share—Net income from continuing operations attributable to common shareowners	6.13	4.53	6.65	5.75	4.78
Cash dividends per common share	2.62	2.56	2.36	2.20	2.03

Average number of shares of Common Stock outstanding:
Basic	818	873	898	901	895
Diluted	826	883	912	915	907
Cash flows provided by operating activities of continuing operations	6,412	6,755	6,979	7,341	5,990
Capital expenditures [2,3]	1,699	1,652	1,594	1,569	1,295
Acquisitions, including debt assumed	712	556	530	151	18,620
Repurchases of Common Stock [4]	2,254	10,000	1,500	1,200	—
Dividends paid on Common Stock (excluding ESOP)	2,069	2,184	2,048	1,908	1,752

At Year End
Working capital [3,5]	$6,644	$4,088	$5,921	$5,733	$3,948
Total assets [3]	89,706	87,484	86,338	85,029	83,499
Long-term debt, including current portion [3,6]	23,300	19,499	19,575	19,744	22,603
Total debt [3,6]	23,901	20,425	19,701	20,132	23,106
Total debt to total capitalization [6]	45%	41%	38%	38%	46%
Total equity [6,7]	29,169	28,844	32,564	33,219	27,069
Number of employees [8]	201,600	197,200	211,500	212,400	218,300

Note 1
2016 amounts include a $423 million pre-tax pension settlement charge resulting from defined benefit plan de-risking actions. 2015 amounts include pre-tax charges of: $867 million as a result of a settlement with the Canadian government, $295 million from customer contract negotiations at UTC Aerospace Systems, and $237 million related to pending and future asbestos claims.

Note 2	Capital expenditures increased from 2012 through 2016 as we expanded capacity to meet expected demand within our aerospace businesses for the next generation engine platforms.

Note 3	Excludes assets and liabilities of discontinued operations held for sale, for all periods presented.

Note 4
Share repurchases in 2015 include share repurchases under accelerated repurchase agreements of $2.6 billion in the first quarter of 2015 and $6.0 billion in the fourth quarter of 2015. In connection with the acquisition of Goodrich, repurchases of common stock under our share repurchase program were suspended for 2012. We resumed our share repurchase program in 2013.

Note 5
Working capital in 2015 includes approximately $2.4 billion of taxes payable related to the gain on the sale of Sikorsky, which were paid in 2016. As compared with 2014, 2015 working capital also reflects the reclassification of current deferred tax assets and liabilities to non-current assets and liabilities in connection with the adoption of Accounting Standards Update 2015-17.

Note 6
The increase in the 2016 debt to total capitalization ratio primarily reflects additional borrowings in 2016 to fund share repurchases and for general corporate purposes. The decrease in the 2013 debt to total capitalization ratio, as compared to 2012, reflects the repayment of approximately $2.9 billion of long-term debt, most of which was used to finance the acquisition of Goodrich.

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
We are a global provider of high technology products and services to the building systems and aerospace industries. Our operations for the periods presented herein are classified into four principal business segments: Otis, UTC Climate, Controls & Security, Pratt & Whitney, and UTC Aerospace Systems. Otis and UTC Climate, Controls & Security are referred to as the "commercial businesses," while Pratt & Whitney and UTC Aerospace Systems are referred to as the "aerospace businesses." On November 6, 2015, we completed the sale of the Sikorsky Aircraft business (Sikorsky) to Lockheed Martin Corp. for approximately $9.1 billion in cash. The results of operations and the related cash flows of Sikorsky have been reclassified to Discontinued Operations in our Consolidated Statements of Operations and Cash Flows for all periods presented.
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

	2016	2015	2014
Commercial and industrial	50%	52%	52%
Military aerospace and space	12%	12%	13%
Commercial aerospace	38%	36%	35%
	100%	100%	100%
Our consolidated net sales were derived from original equipment manufacturing (OEM) and aftermarket parts and services as follows:

	2016	2015	2014
OEM	54%	56%	56%
Aftermarket parts and services	46%	44%	44%
	100%	100%	100%
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

(dollars in millions)	2016	2015	2014	2016	2015	2014
Europe	$11,151	$10,945	$12,587	19%	19%	22%
Asia Pacific	8,260	8,425	8,746	14%	15%	15%
Other Non-U.S.	5,479	5,584	5,511	9%	10%	9%
U.S. Exports	10,827	9,741	10,276	19%	17%	18%
International segment sales	$35,717	$34,695	$37,120	61%	61%	64%
As part of our growth strategy, we invest in businesses in certain countries that carry high levels of currency, political and/or economic risk, such as Argentina, Brazil, China, India, Indonesia, Mexico, Poland, Russia, South Africa and countries in the Middle East. As of December 31, 2016, the net assets in any one of these countries did not exceed 7% of consolidated shareowners' equity.
In a referendum on June 23, 2016, voters in the United Kingdom (the U.K.) voted in favor of the U.K.'s exiting the European Union (the EU). Since the vote, the pound sterling has weakened significantly, but most financial markets have recovered to the levels prior to the vote. However, the manner in which the U.K. decides to exit the EU could have negative macroeconomic consequences. Our 2016 full year sales in the U.K. were approximately $3 billion and represented less than 5 percent of our overall sales, and we do not believe the U.K.'s withdrawal from the EU will significantly impact our businesses in the near term.

Organic sales growth was 2% in 2016 representing:
•higher commercial aftermarket sales at Pratt & Whitney
•higher commercial OEM and aftermarket sales volume at UTC Aerospace Systems
•higher service sales in the Americas and Asia and higher new equipment sales in North America, partially offset by lower new equipment sales in China at Otis
•lower commercial HVAC sales in the Middle East, lower fire products sales, and lower transport refrigeration sales partially offset by higher North America residential HVAC sales at UTC Climate, Controls & Security
Despite an uncertain global macro environment, we expect organic sales growth in 2017 to be 2% to 4%, with foreign exchange expected to have an unfavorable impact of approximately 1%. We continue to invest in new platforms and new markets to position the Company for long-term growth, while remaining focused on innovation for growth, structural cost reduction, disciplined capital allocation and the execution of customer and shareowner commitments.
As discussed below in "Results of Operations," operating profit in both 2016 and 2015 includes the impact from activities that are not expected to recur often or that are not otherwise reflective of the underlying operations, such as the adverse impact of asset impairment charges, unfavorable impact of contract negotiations with customers, the beneficial impact of net gains from business divestiture activities, and other significant non-recurring and non-operational items discussed within the Results of Operations section, below. Our earnings growth strategy contemplates earnings from organic sales growth, including growth from new product development and product improvements, structural cost reductions, operational improvements, and incremental earnings from our investments in acquisitions.
Our investments in businesses in 2016 and 2015 totaled $712 million (including debt assumed of $2 million) and $556 million (including debt assumed of $18 million), respectively. Acquisitions completed in 2016 include the acquisition of a majority interest in an Italian-based heating products and services company by UTC Climate, Controls & Security, the acquisition of a Japanese services company by Otis and a number of small acquisitions primarily in our commercial businesses. Our investment in businesses in 2015 consisted of the acquisition of the majority interest in a UTC Climate, Controls & Security business, the acquisition of an imaging technology company by UTC Aerospace Systems, and a number of small acquisitions, primarily in our commercial businesses.
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
Discontinued Operations
On November 6, 2015, we completed the sale of Sikorsky to Lockheed Martin Corp. for approximately $9.1 billion in cash. As noted above, the results of operations and the related cash flows of Sikorsky have been reclassified to Discontinued Operations in our Consolidated Statements of Operations, Comprehensive Income and Cash Flows for all periods presented. Proceeds from the sale were used to fund $6 billion of share repurchases through accelerated share repurchase (ASR) agreements entered into on November 11, 2015. In connection with the sale of Sikorsky, we have made tax payments of approximately $2.5 billion in 2016.
Net income from discontinued operations attributable to common shareowners for the year ended December 31, 2016 reflects the final purchase price adjustment for the sale of Sikorsky, and the net effects of filing Sikorsky's 2015 tax returns. Net income from discontinued operations attributable to common shareowners for the year ended December 31, 2015 includes the gain on the sale of Sikorsky, net of tax expense, of $3.4 billion and includes $122 million of costs incurred in connection with the sale. Net income from discontinued operations attributable to common shareowners also includes income from Sikorsky's operations, net of tax expense, of $169 million, including pension curtailment charges associated with our domestic pension plans. Net income from discontinued operations attributable to common shareowners for 2014 includes a previously disclosed cumulative adjustment related to a contract with the Canadian government for the development by Sikorsky of the CH-148 derivative of the H-92 helicopter, a military variant of the S-92 helicopter. The cumulative adjustment resulted in the recognition of losses, net of tax benefit, of $277 million in 2014.

RESULTS OF OPERATIONS
Net Sales

(dollars in millions)	2016	2015	2014
Net sales	$57,244	$56,098	$57,900
Percentage change year-over-year	2.0%	(3.1)%	2.3%
The factors contributing to the total percentage change year-over-year in total net sales are as follows:

	2016	2015
Organic volume	2%	1%
Foreign currency translation	(1)%	(4)%
Acquisitions and divestitures, net	1%	1%
Other	—	(1)%
Total % Change	2%	(3)%
Three of our four segments experienced organic sales growth during 2016, as organic sales growth at Pratt & Whitney (6%), UTC Aerospace Systems (2%), and Otis (1%), was partially offset by a decline at UTC Climate, Controls & Security (1%). The organic sales growth at Pratt & Whitney primarily reflects higher commercial aftermarket sales. The organic sales growth at UTC Aerospace Systems was primarily due to an increase in commercial OEM and aftermarket sales volume. The organic sales growth at Otis was primarily driven by higher service sales in the Americas and Asia and higher new equipment sales in North America partially offset by lower new equipment sales in China. The decline in sales at UTC Climate, Controls & Security was primarily driven by declines in commercial HVAC sales in the Middle East and lower fire products and transport refrigeration sales, partially offset by growth in North America residential HVAC. The sales increase from net acquisitions and divestitures was primarily a result of sales from newly acquired businesses at UTC Climate, Controls & Security.
Three of our four segments experienced organic sales growth during 2015, led by UTC Climate, Controls & Security (3%), UTC Aerospace Systems (3%), and Otis (1%). Pratt & Whitney experienced an organic sales decline (1%) during 2015. Organic sales growth at UTC Climate, Controls & Security was driven by the U.S. commercial and residential HVAC and transport refrigeration businesses. Organic sales growth at UTC Aerospace Systems was primarily due to growth in commercial aerospace OEM sales, while the organic sales growth at Otis was primarily due to higher new equipment sales in North America and Asia outside of China. The decline in sales at Pratt & Whitney was due to lower commercial and military engine sales. The sales increase from net acquisitions and divestitures was primarily a result of sales from newly acquired businesses at UTC Climate, Controls & Security, while the decrease in sales from Other is due to the unfavorable impact of significant customer contract negotiations at UTC Aerospace Systems.
Cost of Products and Services Sold

(dollars in millions)	2016	2015	2014
Cost of products sold	$30,325	$29,771	$30,367
Percentage of product sales	74.4%	74.8%	73.1%
Cost of services sold	$11,135	$10,660	$10,531
Percentage of service sales	67.4%	65.4%	64.4%
Total cost of products and services sold	$41,460	$40,431	$40,898
Percentage change year-over-year	2.5%	(1.1)%	1.1%

The factors contributing to the total percentage change year-over-year in total cost of products and services sold are as follows:

	2016	2015
Organic volume	3%	3%
Foreign currency translation	(1)%	(5)%
Acquisitions and divestitures, net	1%	1%
Restructuring	—	—
Other	—	—
Total % Change	3%	(1)%
The organic increase in total cost of products and services sold in 2016 was driven by the organic sales increase noted above, as well as unfavorable year-over-year contract performance, contract termination benefits and settlements at Pratt & Whitney, along with unfavorable commercial OEM mix at UTC Aerospace Systems. This adverse impact was partially offset by the impact of lower pension expense across all of the segments and lower commodity costs at UTC Climate, Controls & Security.
The organic increase in total cost of products and services sold of 3% in 2015 is attributable to the organic sales increase noted above and the unfavorable OEM sales mix and the related losses on OEM engine shipments, within Pratt & Whitney.
Gross Margin

(dollars in millions)	2016	2015	2014
Gross margin	$15,784	$15,667	$17,002
Percentage of net sales	27.6%	27.9%	29.4%
The 30 basis point decrease in gross margin as a percentage of sales in 2016, as compared with 2015, is primarily due to lower gross margin at Pratt & Whitney (60 basis points) driven by unfavorable year-over-year contract performance and contract termination benefits and settlements, and an increase in negative engine margin, partially offset by an increase in gross margin at UTC Aerospace Systems (30 basis points) primarily attributable to the absence of the prior year unfavorable impact of significant customer contract negotiations. Lower gross margin at Otis resulting from unfavorable pricing, was offset by higher gross margin at UTC Climate, Controls & Security primarily driven by lower commodities cost.
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
Research and Development

(dollars in millions)	2016	2015	2014
Company-funded	$2,337	$2,279	$2,475
Percentage of net sales	4.1%	4.1%	4.3%
Customer-funded	$1,389	$1,589	$1,997
Percentage of net sales	2.4%	2.8%	3.4%
Research and development spending is subject to the variable nature of program development schedules and, therefore, year-over-year variations in spending levels are expected. The majority of the company-funded spending is incurred by the aerospace businesses and relates largely to the next generation engine product family at Pratt & Whitney and the Embraer E-Jet E2, Bombardier CSeries, Mitsubishi Regional Jet, Airbus A320neo and Airbus A350 programs at UTC Aerospace Systems. The year-over-year increase in company-funded research and development (3%) is primarily driven by higher research and development costs within Pratt & Whitney (2%) as development programs progress towards certification, and higher spending at Otis (2%). These increases were partially offset by lower spend within UTC Aerospace Systems related to several commercial aerospace programs (1%). Customer-funded research and development declined (13%) due primarily to lower spending on U.S. Government and commercial engine programs at Pratt & Whitney (4%), and lower spend within UTC Aerospace Systems related to several commercial and military aerospace programs (9%).

The year-over-year decrease in company-funded research and development (8%) in 2015, compared with 2014, reflects lower research and development within Pratt & Whitney (5%) primarily related to lower development costs of multiple Geared TurboFan platforms as development is completed and certain of these engines enter into service, and within UTC Aerospace Systems related to several commercial aerospace programs (3%). Customer-funded research and development declined (20%) due to lower spending on U.S. Government and commercial engine programs at Pratt & Whitney.
Selling, General and Administrative

(dollars in millions)	2016	2015	2014
Selling, general and administrative	$6,060	$5,886	$6,172
Percentage of net sales	10.6%	10.5%	10.7%
Selling, general and administrative expenses increased 3% in 2016 largely driven by a pension settlement charge resulting from pension de-risking actions (6%) and increased selling, general and administrative expenses at Otis (2%) reflecting higher labor and information technology costs. These increases were partially offset by lower spend at UTC Aerospace Systems (2%) and at UTC Climate, Controls & Security (1%) primarily driven by lower pension expense. Pratt & Whitney selling, general and administrative expenses were flat relative to the prior year as lower pension expense was largely offset by higher employee compensation related expenses driven by increased hiring.
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
Other Income, Net

(dollars in millions)	2016	2015	2014
Other (expense) income, net	$785	$(211)	$1,238
Other (expense) income, net includes the operational impact of equity earnings in unconsolidated entities, royalty income, foreign exchange gains and losses as well as other ongoing and infrequently occurring items including the following:

(dollars in millions)	2016	2015	2014
Joint venture income	$230	$207	$284
Licensing and royalty income	98	122	158
Gain on sale of marketable equity securities	101	55	31
Charge related to a Canadian government settlement	—	(867)	—
Charge for pending and future asbestos claims	—	(237)	—
Impairment of certain UTC Aerospace System assets held for sale	(8)	(61)	—
Gain on re-measurement to fair value of previously held equity interest in UTC Climate, Controls & Security joint venture investments	—	126	—
(Charge) gain from a state taxing authority agreement for monetization of tax credits	—	(27)	220
Net gain primarily from fair value adjustments related to acquisition of majority interest in a Pratt & Whitney joint venture	—	—	83
Charge to adjust the fair value of a Pratt & Whitney joint venture investment	—	—	(60)
UTC Climate, Controls, & Security portfolio transformation gain	—	—	30
Other activity, net	364	471	492
	$785	$(211)	$1,238
See Note 8 "Accrued Liabilities" of our Consolidated Financial Statements for further discussion of the charge related to a Canadian government settlement and Note 18 "Contingent Liabilities" for further discussion of the charge for pending and future asbestos claims.

Interest Expense, Net

(dollars in millions)	2016	2015	2014
Interest expense	$1,161	$945	$1,099
Interest income	(122)	(121)	(218)
Interest expense, net	$1,039	$824	$881
Average interest expense rate - average outstanding borrowings during the year:
Short-term borrowings	1.3%	0.6%	0.8%
Total debt	4.1%	4.1%	4.3%

Average interest expense rate - outstanding borrowings as of December 31:
Short-term borrowings	0.6%	0.8%	5.7%
Total debt	3.7%	4.4%	4.6%
The increase in interest expense during 2016, as compared with 2015, was primarily driven by a net extinguishment loss of approximately $164 million related to the December 1, 2016 redemption of certain outstanding notes. See Note 9 "Borrowings and Lines of Credit" of our Consolidated Financial Statements for further discussion. The increase also includes additional interest expense on higher average outstanding long-term debt, primarily driven by debt issued in 2016, partially offset by lower average commercial paper balances and related interest expense.
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
The increase in the weighted-average interest rates for short-term borrowings for 2016 was primarily due to lower average commercial paper borrowings as compared to 2015.
Income Taxes

	2016	2015	2014
Effective income tax rate	23.8%	32.6%	25.8%
The effective income tax rates for 2016, 2015, and 2014 reflect tax benefits associated with lower tax rates on international earnings for which we intend to permanently reinvest outside the United States. The 2016 effective tax rate reflects $206 million of favorable adjustments related to the conclusion of the review by the Examination Division of the Internal Revenue Service of both the UTC 2011 and 2012 tax years and the Goodrich Corporation 2011 and 2012 tax years through the date of its acquisition as well as the absence of 2015 items described below. In addition, at the end of 2016 France enacted a tax law change reducing its corporate income tax rate which resulted in a tax benefit of $25 million.
The effective tax rate for 2015 includes a charge of approximately $274 million related to the repatriation of certain foreign earnings, the majority of which were current year earnings. It further includes a favorable impact of approximately $45 million related to a non-taxable gain recorded in the first quarter. France, the U.K. and certain U.S. states enacted tax law changes in the fourth quarter which resulted in a net incremental cost of approximately $68 million in 2015.
The effective income tax rate for 2014 includes the favorable settlement of certain tax matters during 2014 and the adverse impact of an approximately $265 million income tax accrual related to the ongoing dispute with German tax authorities concerning a 1998 reorganization of the corporate structure of Otis operations in Germany, offset by the benefit from repatriation of highly taxed earnings. See Note 18 to the Consolidated Financial Statements for further discussion of the German tax litigation.
We estimate our full year annual effective income tax rate in 2017 will be approximately 27%. This rate may be impacted by restructuring and non-operational non-recurring items. We anticipate some variability in the tax rate quarter to quarter in 2017 from potential discrete items.
For additional discussion of income taxes and the effective income tax rate, see "Critical Accounting Estimates—Income Taxes" and Note 11 to the Consolidated Financial Statements.

Net Income Attributable to Common Shareowners from Continuing Operations

(dollars in millions, except per share amounts)	2016	2015	2014
Net income attributable to common shareowners from continuing operations	$5,065	$3,996	$6,066
Diluted earnings per share from continuing operations	$6.13	$4.53	$6.65
To help mitigate the volatility of foreign currency exchange rates on our operating results, we maintain foreign currency hedging programs, the majority of which are entered into by Pratt & Whitney Canada (P&WC). In 2016, foreign currency, including hedging at P&WC, had a favorable impact on our consolidated operational results of $0.05 per diluted share. In 2015, foreign currency generated a net adverse impact on our consolidated operational results of $0.19 per diluted share and did not result in a material impact on earnings per diluted share in 2014. For additional discussion of foreign currency exposure, see "Market Risk and Risk Management—Foreign Currency Exposures."
Net income from continuing operations attributable to common shareowners for the year ended December 31, 2016 includes restructuring charges, net of tax benefit, of $192 million as well as a net charge for significant non-operational and/or non-recurring items, net of tax, of $203 million. The effect of restructuring charges and non-recurring items on diluted earnings per share for the year ended December 31, 2016 was $0.48 per share.
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
Net (Loss) Income Attributable to Common Shareowners from Discontinued Operations

(dollars in millions, except per share amounts)	2016	2015	2014
Net (loss) income attributable to common shareowners from discontinued operations	$(10)	$3,612	$154
Diluted earnings per share from discontinued operations	$(0.01)	$4.09	$0.17
Net loss from discontinued operations attributable to common shareowners for the year ended December 31, 2016 reflects the final purchase price adjustment for the sale of Sikorsky, and the net effects of filing Sikorsky's 2015 tax returns. Net income from discontinued operations attributable to common shareowners for the year ended December 31, 2015 includes the gain on the sale of Sikorsky, net of tax expense, of $3.4 billion and $122 million of costs incurred in connection with the sale, as well as income from Sikorsky's operations, net of tax expense, of $169 million, including pension curtailment charges associated with our domestic pension plans. Net income from discontinued operations attributable to common shareowners for 2014 includes a previously disclosed cumulative adjustment related to a contract with the Canadian government for the development by Sikorsky of the CH-148 derivative of the H-92 helicopter, a military variant of the S-92 helicopter. The cumulative adjustment resulted in the recognition of losses, net of tax benefit, of $277 million in 2014.
RESTRUCTURING COSTS

(dollars in millions)	2016	2015	2014
Restructuring costs included within continuing operations	$290	$396	$354
Restructuring costs included within discontinued operations	—	139	14
Restructuring costs	$290	$535	$368
Restructuring actions are an essential component of our operating margin improvement efforts and relate to both existing operations and those recently acquired. Charges generally relate to severance incurred on workforce reductions and facility exit and lease termination costs associated with the consolidation of field and manufacturing operations. We expect to incur additional restructuring costs in 2017 of approximately $300 million, including trailing costs related to prior actions associated with our continuing cost reduction efforts and the integration of acquisitions. We continue to closely monitor the economic environment and may undertake further restructuring actions to keep our cost structure aligned with the demands of the prevailing market conditions. In 2015, restructuring costs included within discontinued operations included approximately $109 million of net settlement and curtailment losses for pension benefits.
2016 Actions. During 2016, we recorded net pre-tax restructuring charges of $242 million relating to ongoing cost reduction actions initiated in 2016. We are targeting to complete in 2017 and 2018 the majority of the remaining workforce and facility related cost reduction actions initiated in 2016. Approximately 64% of the total pre-tax charge will require cash payments, which we have funded and expect to continue to fund with cash generated from operations. During 2016, we had cash outflows of approximately $69 million related to the 2016 actions. We expect to incur additional restructuring and other charges of $112 million to complete these actions. We expect recurring pre-tax savings to increase over the two-year period subsequent to initiating the actions to approximately $170 million annually, of which, approximately $42 million was realized in 2016.
2015 Actions. During 2016 and 2015, we recorded net pre-tax restructuring charges of $40 million and $326 million, respectively, for actions initiated in 2015. We are targeting to complete in 2017 the majority of the remaining workforce and all facility related cost reduction actions initiated in 2015. Approximately 71% of the total pre-tax charge will require cash payments, which we have and expect to continue to fund with cash generated from operations. During 2016, we had cash outflows of approximately $165 million related to the 2015 actions. We expect to incur additional restructuring charges of $42 million to complete these actions. We expect recurring pre-tax savings to increase over the two-year period subsequent to initiating the actions to approximately $395 million annually.
For additional discussion of restructuring, see Note 13 to the Consolidated Financial Statements.
SEGMENT REVIEW

	Net Sales			Operating Profits			Operating Profit Margin
(dollars in millions)	2016	2015	2014	2016	2015	2014	2016	2015	2014
Otis	$11,893	$11,980	$12,982	$2,147	$2,338	$2,640	18.1%	19.5%	20.3%
UTC Climate, Controls & Security	16,851	16,707	16,823	2,956	2,936	2,782	17.5%	17.6%	16.5%
Pratt & Whitney	14,894	14,082	14,508	1,545	861	2,000	10.4%	6.1%	13.8%
UTC Aerospace Systems	14,465	14,094	14,215	2,298	1,888	2,355	15.9%	13.4%	16.6%
Total segment	58,103	56,863	58,528	8,946	8,023	9,777	15.4%	14.1%	16.7%
Eliminations and other	(859)	(765)	(628)	(368)	(268)	304
General corporate expenses	—	—	—	(406)	(464)	(488)
Consolidated	$57,244	$56,098	$57,900	$8,172	$7,291	$9,593	14.3%	13.0%	16.6%
Commercial Businesses
The financial performance of our commercial businesses can be influenced by a number of external factors including fluctuations in residential and commercial construction activity, regulatory changes, interest rates, labor costs, foreign currency exchange rates, customer attrition, raw material and energy costs, credit markets and other global and political factors. UTC Climate, Controls & Security's financial performance can also be influenced by production and utilization of transport equipment, and weather conditions for its residential business. Geographic and industry diversity across the commercial businesses help to balance the impact of such factors on our consolidated operating results, particularly in the face of uneven economic growth. At constant currency and excluding the effect of acquisitions and divestitures, UTC Climate, Controls & Security equipment orders for 2016 declined 3% in comparison to 2015 as declines in transport refrigeration (18%) and the commercial HVAC business in the Middle East (40%)were partially offset by an increase in residential HVAC orders (10%). Within the Otis segment, new equipment orders were flat in comparison to the prior year as order growth in Europe (13%), the Asia region excluding China (10%) and the Americas (2%) were offset by order declines in China (9%) and the Middle East (28%).
Total commercial business sales generated outside the U.S., including U.S. export sales were 63% and 65% in 2016 and 2015, respectively. The following table shows sales generated outside the U.S., including U.S. export sales, for each of the commercial business segments:

	2016	2015
Otis	75%	77%
UTC Climate, Controls & Security	55%	56%
Otis is the world's largest elevator and escalator manufacturing, installation and service company. Otis designs, manufactures, sells and installs a wide range of passenger and freight elevators for low-, medium- and high-speed applications, as well as a broad line of escalators and moving walkways. In addition to new equipment, Otis provides modernization products to upgrade elevators and escalators, as well as maintenance and repair services for both its products and those of other manufacturers. Otis serves customers in the commercial and residential property industries around the world. Otis sells directly to the end customer and through sales representatives and distributors.

				Total Increase (Decrease) Year-Over-Year for:
(dollars in millions)	2016	2015	2014	2016 Compared with 2015		2015 Compared with 2014
Net Sales	$11,893	$11,980	$12,982	$(87)	(1)%	$(1,002)	(8)%
Cost of Sales	8,072	8,122	8,756	(50)	(1)%	(634)	(7)%
	3,821	3,858	4,226
Operating Expenses and Other	1,674	1,520	1,586
Operating Profits	$2,147	$2,338	$2,640	$(191)	(8)%	$(302)	(11)%

	Factors Contributing to Total % Increase (Decrease) Year-Over-Year in:
	2016			2015
	Net Sales	Cost of Sales	Operating Profits	Net Sales	Cost of Sales	Operating Profits
Organic / Operational	1%	2%	(7)%	1%	3%	(2)%
Foreign currency translation	(2)%	(3)%	(2)%	(9)%	(10)%	(9)%
Acquisitions and divestitures, net	—	—	—	—	—	—
Restructuring costs	—	—	—	—	—	1%
Other	—	—	1%	—	—	(1)%
Total % change	(1)%	(1)%	(8)%	(8)%	(7)%	(11)%
2016 Compared with 2015
The organic sales increase of 1% primarily reflects higher service sales (1%), driven by growth in the Americas and Asia. New equipment sales growth in the Americas (2%) was offset by a decline in China (2%).
The operational profit decrease of 7% was driven by unfavorable price and mix (12%), primarily in China and Europe; higher selling, general and administrative expenses (5%), driven by higher labor and information technology costs; and higher research and development spending (2%); partially offset by favorable productivity and commodity costs (combined 8%) and higher volume (4%).
2015 Compared with 2014
Organic sales increased 1% primarily due to higher new equipment sales (2%), with growth in North America (2%) and Asia outside of China (1%), partially offset by a decline in China (1%), which was primarily driven by new equipment pricing headwind and volume declines. Service sales growth in the Americas and Asia (combined 1%) was offset by declines in Europe (1%), on lower volumes and unfavorable pricing and mix.
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

				Total Increase (Decrease) Year-Over-Year for:
(dollars in millions)	2016	2015	2014	2016 Compared with 2015		2015 Compared with 2014
Net Sales	$16,851	$16,707	$16,823	$144	1%	$(116)	(1)%
Cost of Sales	11,700	11,611	11,707	89	1%	(96)	(1)%
	5,151	5,096	5,116
Operating Expenses and Other	2,195	2,160	2,334
Operating Profits	$2,956	$2,936	$2,782	$20	1%	$154	6%

	Factors Contributing to Total % Increase (Decrease) Year-Over-Year in:
	2016			2015
	Net Sales	Cost of Sales	Operating Profits	Net Sales	Cost of Sales	Operating Profits
Organic / Operational	(1)%	(1)%	5%	3%	3%	6%
Foreign currency translation	(1)%	(1)%	(1)%	(6)%	(6)%	(5)%
Acquisitions and divestitures, net	3%	3%	1%	2%	2%	—
Restructuring costs	—	—	1%	—	—	—
Other	—	—	(5)%	—	—	5%
Total % change	1%	1%	1%	(1)%	(1)%	6%
2016 Compared with 2015
Organic sales decreased by 1% driven by declines in commercial HVAC sales in Europe and the Middle East, fire products, and transport refrigeration (combined 1%), partially offset by growth in North America HVAC (1%).
The 5% operational profit increase was driven by lower commodities cost (5%) and productivity and restructuring savings (combined 4%), partly offset by the impact of lower sales volume and adverse sales mix (combined 4%). The 5% decrease in "Other" is driven by the absence of a prior year gain as a result of a fair value adjustment related to acquisitions of a controlling interest in joint venture investments (5%). "Other" also includes current year gains related to the acquisition of a controlling interest in a joint venture investment in the Middle East and from the sale of an investment in Australia (combined 1%), which were offset by a prior year gain from an acquisition of a controlling interest in another joint venture investment.
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
Aerospace Businesses
The financial performance of Pratt & Whitney and UTC Aerospace Systems is directly tied to the economic conditions of the commercial aerospace and defense aerospace industries. In particular, Pratt & Whitney experiences intense competition for new commercial airframe/engine combinations. Engine suppliers may offer substantial discounts and other financial incentives, performance and operating cost guarantees, and participate in financing arrangements, in an effort to compete for the aftermarket associated with these engine sales. These OEM engine sales may result in losses on the engine sales, which economically are recovered through the sales and profits generated over the engine's maintenance cycle. At times, the aerospace businesses also enter into development programs and firm fixed-price development contracts, which may require the company to bear cost overruns related to unforeseen technical and design challenges that arise during the development stage of the program. Customer selections of engines and components can also have a significant impact on later sales of parts and service. Predicted traffic levels, load factors, worldwide airline profits, general economic activity and global defense spending have been reliable indicators for new aircraft and aftermarket orders within the aerospace industry. Spare part sales and aftermarket service trends are affected by many factors, including usage, technological improvements, pricing, regulatory changes and the retirement of older aircraft. Our commercial aftermarket businesses continue to evolve as an increasing proportion of our aerospace businesses' customers are covered under Fleet Management Programs (FMPs). FMPs are comprehensive long-term spare part and maintenance agreements with our customers. We expect a continued shift to FMPs in lieu of transactional spare part sales as new engines enter customers' fleets on FMP and legacy fleets are retired. Performance in the general aviation sector is closely tied to the overall health of the economy. In 2016, as compared with 2015, total commercial aerospace aftermarket sales increased 10% at Pratt & Whitney and 2% at UTC Aerospace Systems.
Our long-term aerospace contracts are subject to strict safety and performance regulations which can affect our ability to estimate costs precisely. Contract cost estimation for the development of complex projects, in particular, requires management to make significant judgments and assumptions regarding the complexity of the work to be performed, availability of materials, the performance by subcontractors, the timing of funding from customers and the length of time to complete the contract. As a result, we review and update our cost estimates on significant contracts on a quarterly basis, and no less frequently than annually for all others, and when circumstances change and warrant a modification to a previous estimate. Changes in estimates relate to the current period impact of revisions to total estimated contract sales and costs at completion. We record changes in contract estimates primarily using the cumulative catch-up method. Operating profits included significant net unfavorable changes in aerospace contract estimates of approximately $157 million in 2016 primarily the result of unexpected increases in estimated costs related to Pratt & Whitney long term aftermarket contracts. In accordance with our revenue recognition policy, losses, if any, on long-term contracts are provided for when anticipated. There were no material loss provisions recorded on OEM contracts in continuing operations in 2016 or 2015.
We continue to see growth in a strong commercial airline industry which is benefiting from traffic growth and lower fuel costs. Airline traffic, as measured by revenue passenger miles (RPMs), grew approximately 6% in the first eleven months of 2016, while jet fuel costs have declined approximately 18% relative to prices one year ago. Pratt & Whitney has developed the Geared TurboFan engine that will power currently-proposed and future aircraft and is building capacity to meet demand for orders of the new engines which are fuel efficient and have reduced noise levels and exhaust emissions. The PurePower® PW1100G-JM engine completed Federal Aviation Agency (FAA) certification for the Airbus A320neo platform on December 19, 2014, and entered into service in January 2016.
Our military sales are affected by U.S. Department of Defense spending levels. However, the sale of Sikorsky during 2015 reduced our U.S. Government defense-spending exposure. Excluding Sikorsky, total sales to the U.S. Government were $5.6 billion in 2016, $5.6 billion in 2015, and $5.9 billion in 2014, and were 10% of total UTC sales in each year. The defense portion of our aerospace business is also affected by changes in market demand and the global political environment. Our participation in long-term production and development programs for the U.S. Government has contributed positively to our results in 2016 and is expected to continue to benefit results in 2017.
As previously disclosed, Pratt & Whitney's PurePower PW1500G engine models have been selected by Bombardier to power the new CSeries passenger aircraft, which entered into service on July 15, 2016. There have been multi-year delays in the development of the CSeries aircraft. Notwithstanding these delays, Bombardier reports that they have received over 300 orders for the aircraft, have certified the initial aircraft model and expect to close the certification process for all aircraft models in early 2017.  We have made various investments in support of the production and delivery of our PW1500G engines and systems for the CSeries program, which we currently expect to recover through future deliveries of PW1500G powered CSeries aircraft. We will continue to monitor the progress of the program and our ability to recover our investments.
Pratt & Whitney is among the world’s leading suppliers of aircraft engines for the commercial, military, business jet and general aviation markets. Pratt & Whitney also provides fleet management services and aftermarket maintenance, repair and overhaul services, including the sale of spare parts and auxiliary power units. Pratt & Whitney produces and develops families of large engines for wide- and narrow-body and large regional aircraft in the commercial market and for fighter, bomber, tanker and transport aircraft in the military market. Pratt & Whitney Canada (P&WC) is a world leader in the production of engines powering general and business aviation, as well as regional airline, utility and military, airplanes and helicopters. Pratt & Whitney's products are sold principally to aircraft manufacturers, airlines and other aircraft operators, aircraft leasing companies, and the U.S. and foreign governments. Pratt & Whitney's products and services must adhere to strict regulatory and market-driven safety and performance standards. The frequently changing nature of these standards, along with the long duration of aircraft engine development, production and support programs, creates uncertainty regarding engine program profitability.
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
In addition, Pratt & Whitney has developed the PurePower® PW1000G Geared TurboFan engine which entered into service in January 2016 and is intended to enable it to power both currently-proposed and future aircraft. The PurePower® PW1000G engine has demonstrated a significant reduction in fuel burn and noise levels with lower environmental emissions and operating costs than current production engines. Airbus has selected the PW1100G engine, a member of the PurePower® PW1000G engine family, as a new engine option to power its A320neo family of aircraft. The PW1100G-JM entered into service in January 2016, and is being developed as part of a collaboration with MTU Aero Engines (MTU) and Japanese Aero Engines Corporation (JAEC). Additionally, PurePower® PW1000G engine models have been selected by Bombardier to power the new CSeries passenger aircraft, Mitsubishi Aircraft Corporation to power the new Mitsubishi Regional Jet, Irkut Corporation to power the proposed new Irkut MC-21 passenger aircraft and Embraer to power the next generation of Embraer’s E-Jet family of aircraft. In October 2014, Gulfstream announced the selection of the PurePower® PW800 engine to exclusively power Gulfstream’s new G500 and G600 business jets scheduled to enter service in 2018. The CSeries passenger aircraft entered into service on July 15, 2016. The Irkut MC-21 and Embraer's next generation of E-Jet family aircraft are scheduled to enter into service in 2018. The Mitsubishi Regional Jet is scheduled to enter into service in 2020. The success of these aircraft and the PurePower® family of engines is dependent upon many factors including technological accomplishments, program execution, aircraft demand, and regulatory approval. Based on these factors, as well as the level of success of aircraft program launches by aircraft manufacturers and other conditions, additional investment in the PurePower® program may be required.
In view of the risks and costs associated with developing new engines, Pratt & Whitney has entered into collaboration arrangements in which sales, costs and risks are shared. At December 31, 2016, the interests of third party participants in Pratt & Whitney-directed commercial jet engine programs ranged from 14% to 50%. In addition, Pratt & Whitney has interests in other engine programs, including a 50% ownership interest in the Engine Alliance (EA), a joint venture with GE Aviation, which markets and manufactures the GP7000 engine for the Airbus A380 aircraft. Pratt & Whitney has entered into risk and revenue sharing arrangements with third parties for 40% of the products and services that Pratt & Whitney is responsible for providing to the EA. Pratt & Whitney accounts for its interests in the EA joint venture under the equity method of accounting. Pratt & Whitney holds a 61% net program share interest in the IAE International Aero Engines AG (IAE) collaboration with MTU and JAEC and a 49.5% ownership interest in IAE. Additionally, Pratt & Whitney holds a 59% net program interest in the International Aero Engines, LLC (IAE LLC) collaboration, and a 59% ownership interest in IAE LLC. Pratt & Whitney continues to pursue additional collaboration partners.

				Total Increase (Decrease) Year-Over-Year for:
(dollars in millions)	2016	2015	2014	2016 Compared with 2015		2015 Compared with 2014
Net Sales	$14,894	$14,082	$14,508	$812	6%	$(426)	(3)%
Cost of Sales	11,805	10,910	10,926	895	8%	(16)	—
	3,089	3,172	3,582
Operating Expenses and Other	1,544	2,311	1,582
Operating Profits	$1,545	$861	$2,000	$684	79%	$(1,139)	(57)%

	Factors Contributing to Total % Increase (Decrease) Year-Over-Year in:
	2016			2015
	Net Sales	Cost of Sales	Operating Profits	Net Sales	Cost of Sales	Operating Profits
Organic* / Operational*	6%	9%	(28)%	(1)%	2%	(12)%
Foreign currency (including P&WC net hedging)*	—	(1)%	10%	(1)%	(2)%	3%
Acquisitions and divestitures, net	—	—	—	—	1%	1%
Restructuring costs	—	—	(1)%	—	—	(2)%
Other	—	—	98%	(1)%	(1)%	(47)%
Total % change	6%	8%	79%	(3)%	—	(57)%

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

2016 Compared with 2015
The organic sales increase of 6% primarily reflects higher commercial aftermarket sales (8%), and higher military engine and aftermarket sales (2%), partially offset by unfavorable year-over-year contract performance, contract termination benefits and contract settlements (2%) and lower commercial engine sales volume (1%).
Pratt & Whitney's operating profit includes lower pension cost and restructuring savings across its businesses. The operational profit decrease of 28% was primarily driven by:
• unfavorable year-over-year contract adjustments, contract termination benefits and contract settlements (38%)
•higher research and development spending (6%)
•lower large commercial engine profit contribution (8%) primarily driven by higher negative engine margin
•lower profit contribution at Pratt & Whitney Canada (3%) primarily driven by lower volume
•the absence of prior year licensing arrangements (5%)
•lower military engine profit contribution (1%) driven by adverse engine mix, partially offset by profit contribution from higher military aftermarket sales
These decreases were partially offset by:
•profit contribution from strong commercial aftermarket volume (33%)
•sales of legacy hardware (3%)
“Other” primarily reflects the absence of a prior year charge resulting from amendments to research and development support arrangements previously entered into with federal and provincial Canadian government agencies (101%) partially offset by the year-over-year profit impact associated with customer contract negotiations (2%).
2015 Compared with 2014
The organic sales decrease (1%) reflects lower military engine volume (1%) and lower commercial engine volume (2%), offset by higher commercial engine aftermarket sales (2%). "Other" reflects a sales reduction in connection with customer contract negotiations (1%).
Pratt & Whitney's operating profit includes higher pension cost partially offset by restructuring savings across its business. The operational profit decrease (12%) was due to:
•higher negative engine margin within the Large Commercial Engine business and lower volume within P&WC (15%)
•lower engine volume and unfavorable mix within the Military Engine business (2%)
•unfavorable aftermarket mix and a decline in the amount of favorable contract performance adjustments within the Military Engine business (4%)

•lower commercial developmental profit (2%)
These decreases were partially offset by:
•lower research and development spending (5%)
•higher aftermarket profits at P&WC (4%)
•an increase in favorable contract termination benefits (3%)
Operating profit increased 1% as a result of the acquisition of a majority interest in a joint venture in the third quarter of 2014. The "Other" operating profit decline reflects a charge resulting from amendments to research and development support arrangements previously entered into with federal and provincial Canadian government agencies (43%) and a charge resulting from customer contract negotiations (4%).
UTC Aerospace Systems is a leading global provider of technologically advanced aerospace products and aftermarket service solutions for aircraft manufacturers, airlines, regional, business and general aviation markets, military, space and undersea operations. UTC Aerospace Systems’ product portfolio includes electric power generation, power management and distribution systems, air data and aircraft sensing systems, engine control systems, intelligence, surveillance and reconnaissance systems, engine components, environmental control systems, fire and ice detection and protection systems, propeller systems, engine nacelle systems, including thrust reversers and mounting pylons, interior and exterior aircraft lighting, aircraft seating and cargo systems, actuation systems, landing systems, including landing gear, wheels and brakes, and space products and subsystems. Aftermarket services include spare parts, overhaul and repair, engineering and technical support and fleet management solutions. UTC Aerospace Systems sells aerospace products to aircraft manufacturers, airlines and other aircraft operators, the U.S. and foreign governments, maintenance, repair and overhaul providers, and independent distributors.

				Total Increase (Decrease) Year-Over-Year for:
(dollars in millions)	2016	2015	2014	2016 Compared with 2015		2015 Compared with 2014
Net Sales	$14,465	$14,094	$14,215	$371	3%	$(121)	(1)%
Cost of Sales	10,607	10,533	10,192	74	1%	341	3%
	3,858	3,561	4,023
Operating Expenses and Other	1,560	1,673	1,668
Operating Profits	$2,298	$1,888	$2,355	$410	22%	$(467)	(20)%

	Factors Contributing to Total % Increase (Decrease) Year-Over-Year in:
	2016			2015
	Net Sales	Cost of Sales	Operating Profits	Net Sales	Cost of Sales	Operating Profits
Organic / Operational	2%	3%	(3)%	3%	6%	(6)%
Foreign currency translation	—	(1)%	3%	(2)%	(3)%	2%
Acquisitions and divestitures, net	—	—	—	(1)%	(1)%	—
Restructuring costs	—	—	3%	—	—	(1)%
Other	1%	(1)%	19%	(1)%	1%	(15)%
Total % change	3%	1%	22%	(1)%	3%	(20)%
2016 Compared with 2015
The organic sales growth of 2% primarily reflects an increase in commercial aerospace OEM and commercial aftermarket sales volume (3%), partially offset by lower military OEM and military aftermarket sales volume (1%). "Other" represents the absence of the prior year unfavorable impact of significant customer contact negotiations (1%).
The organic decrease in operational profit of 3% primarily reflects:
•the absence of the favorable impact from prior year customer contract negotiations, dispute resolution, contract terminations and other settlements (8%)
•lower military profit contribution (4%) driven primarily by lower sales volume
•lower commercial aerospace OEM profit contribution (4%), primarily due to adverse mix
These decreases were partially offset by:

•lower pension costs (8%)
•higher commercial aftermarket profit contribution (5%)
•lower research and development costs (1%)
"Other" primarily represents the absence of the prior year unfavorable impact from significant customer contract negotiations (16%) and the absence of a prior year impairment of certain assets held for sale (3%).
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
The organic decrease in operational profit (6%) primarily reflects:
•lower commercial aerospace OEM profit contribution (6%) primarily due to adverse mix
•higher pension costs (5%)
•lower military profit contribution (4%)
•the absence of the favorable impact of a prior year customer contract settlement (2%), partially offset by
•the favorable impact of several customer contract negotiations, dispute resolutions and other settlements (4%)
•lower research and development costs (3%)
•lower selling, general and administrative expenses (3%)
•the favorable impact of a contract termination (2%)
"Other" primarily represents the unfavorable impact of significant customer contract negotiations (13%) and the impairment of certain assets held for sale (2%).
Eliminations and other

	Net Sales			Operating Profits
(dollars in millions)	2016	2015	2014	2016	2015	2014
Eliminations and other	$(859)	$(765)	$(628)	$(368)	$(268)	$304
General corporate expenses	—	—	—	(406)	(464)	(488)
Eliminations and other reflects the elimination of sales, other income and operating profit transacted between segments, as well as the operating results of certain smaller businesses. The year-over-year increase in the amount of sales eliminations in 2016 as compared with 2015 reflects an increase in the amount of inter-segment sales eliminations, principally between our aerospace businesses. The year-over-year decrease in operating profit for 2016 as compared with 2015 is largely driven by a $423 million pension settlement charge resulting from pension de-risking actions, partially offset by the absence of a $237 million charge taken in 2015 for pending and future asbestos claims and higher proceeds from the sale of marketable securities of $47 million. The year-over-year decline in general corporate expenses for 2016, as compared with 2015 primarily reflects lower expenses related to salaries, wages and employee benefits.
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

LIQUIDITY AND FINANCIAL CONDITION

(dollars in millions)	2016	2015
Cash and cash equivalents	$7,157	$7,075
Total debt	23,901	20,425
Net debt (total debt less cash and cash equivalents)	16,744	13,350
Total equity	29,169	28,844
Total capitalization (total debt plus total equity)	53,070	49,269
Net capitalization (total debt plus total equity less cash and cash equivalents)	45,913	42,194
Total debt to total capitalization	45%	41%
Net debt to net capitalization	36%	32%
We assess our liquidity in terms of our ability to generate cash to fund our operating, investing and financing activities. Our principal source of liquidity is operating cash flows from continuing operations, which, after netting out capital expenditures, we target to equal or exceed net income attributable to common shareowners from continuing operations. For 2017, we expect this to approximate 90% to 100% of net income attributable to common shareowners from continuing operations. In addition to operating cash flows, other significant factors that affect our overall management of liquidity include: common stock repurchases, capital expenditures, customer financing requirements, investments in businesses, dividends, pension funding, access to the commercial paper markets, adequacy of available bank lines of credit, issuances and redemptions of debt, and the ability to attract long-term capital at satisfactory terms.
As part of our long-term strategy to de-risk our defined benefit pension plans, we entered into an agreement to purchase a group annuity contract to transfer approximately $768 million of our outstanding pension benefit obligations related to certain U.S. retirees or beneficiaries, which was finalized on October 12, 2016. We also offered certain former U.S. employees or beneficiaries (generally all former U.S. participants not yet in receipt of their vested pension benefits) an option to take a one-time lump-sum distribution in lieu of future monthly pension payments, which has reduced our pension benefit obligations by approximately $935 million as of December 31, 2016. These transactions reduced the assets of our defined benefit pension plans by approximately $1.5 billion. As a result of these transactions, we recognized a one-time pre-tax pension settlement charge of approximately $423 million in the fourth quarter of 2016. See Note 12 to the Consolidated Financial Statements for further discussion.
Our domestic pension funds experienced a positive return on assets of approximately 11.6% during 2016. Approximately 88% of these domestic pension plans are invested in readily-liquid investments, including equity, fixed income, asset-backed receivables and structured products. The balance of these domestic pension plans (12%) is invested in less-liquid but market-valued investments, including real estate and private equity. Across our global pension plans, the impact of the continued recognition of prior pension investment gains, 2016 actual returns on plan assets and lower discount rates for interest costs, offset by the lower discount rates for pension obligations, will result in a net periodic pension benefit in 2017 consistent with 2016 amounts.
Historically, our strong debt ratings and financial position have enabled us to issue long-term debt at favorable market rates. Our ability to obtain debt financing at comparable risk-based interest rates is partly a function of our existing debt-to-total-capitalization level as well as our credit standing. In September 2015, several external rating agencies downgraded our debt ratings ("A" to "A-", and "A2" to "A3") with a stable ratings outlook, primarily attributing their actions to the level of completed and projected share repurchase activity. Our debt-to-total-capitalization increased 400 basis points from 41% at December 31, 2015 to 45% at December 31, 2016 primarily reflecting additional borrowings in 2016 to fund share repurchases and for general corporate purposes. The average maturity of our long-term debt at December 31, 2016 is approximately ten years. We use our commercial paper borrowings for general corporate purposes, including the funding of potential acquisitions, debt refinancing, and repurchases of our common stock. The need for commercial paper borrowings arises when the use of domestic cash for acquisitions, dividends, and share repurchases exceeds the sum of domestic cash generation and foreign cash repatriated to the U.S.
On December 1, 2016, we redeemed all outstanding 5.375% notes due in 2017, representing $1.0 billion in aggregate principal, and all outstanding 6.125% notes due in 2019, representing $1.25 billion in aggregate principal, under our redemption notice issued on November 1, 2016. A combined net extinguishment loss of approximately $164 million was recognized within Interest expense, net in the accompanying Consolidated Statement of Operations.
On November 1, 2016, we issued $650 million aggregate principal amount of 1.500% notes due 2019, $750 million aggregate principal amount of 1.950% notes due 2021, $1,150 million aggregate principal amount of 2.650% notes due 2026, $1,100 million aggregate principal amount of 3.750% notes due 2046 and $350 million aggregate principal amount of floating rate notes due 2019. We used the net proceeds received from these issuances to fund the redemption price of the 5.375% notes due 2017 and the 6.125% notes due 2019, to fund the repayment of commercial paper, and for other general corporate purposes.
On February 22, 2016, we issued €950 million aggregate principal amount of 1.125% notes due 2021, €500 million aggregate principal amount of 1.875% notes due 2026 and €750 million aggregate principal amount of floating rate notes due 2018. The net proceeds from these debt issuances were used for general corporate purposes.
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
On November 6, 2015, we completed the sale of Sikorsky to Lockheed Martin Corp. for approximately $9.1 billion in cash. In connection with the sale of Sikorsky, we made tax payments of approximately $2.5 billion in 2016. On November 11, 2015, we entered into ASR agreements to repurchase an aggregate of $6 billion of our common stock utilizing the net after-tax proceeds from the sale of Sikorsky. Under the terms of the ASR agreements, we made the aggregate payments and received an initial delivery of approximately 51.9 million shares of our common stock, representing approximately 85% of the shares expected to be repurchased. In 2016, the shares associated with the remaining portion of the aggregate purchase were settled upon final delivery to us of approximately 10.1 million additional shares of common stock.
At December 31, 2016, we had revolving credit agreements with various banks permitting aggregate borrowings of up to $4.35 billion pursuant to a $2.20 billion revolving credit agreement and a $2.15 billion multicurrency revolving credit agreement, both of which expire in August 2021. As of December 31, 2016 and 2015, there were no borrowings under either of these revolving credit agreements. The undrawn portions of our revolving credit agreements are also available to serve as backup facilities for the issuance of commercial paper. As of December 31, 2016, our maximum commercial paper borrowing authority was $4.35 billion.
At December 31, 2016, approximately 93% of our cash was held by UTC's foreign subsidiaries, due to our extensive international operations. We manage our worldwide cash requirements by reviewing available funds among the many subsidiaries through which we conduct our business and the cost effectiveness with which those funds can be accessed. The repatriation of cash balances from certain of our subsidiaries could have adverse tax consequences or be subject to capital controls; however, those balances are generally available without legal restrictions to fund ordinary business operations. In the quarter ended December 31, 2015, we recognized an income tax provision of approximately $274 million related to the intended repatriation of foreign cash, the majority of which is from 2015 earnings of certain international subsidiaries. As discussed in Note 11, with few other exceptions, U.S. income taxes have not been provided on other undistributed earnings of international subsidiaries. Our intention is to reinvest these earnings permanently or to repatriate the earnings only when it is tax effective to do so.
We continue to be involved in litigation with the German Tax Office in the German Tax Court with respect to certain tax benefits that we have claimed related to a 1998 reorganization of the corporate structure of Otis operations in Germany. We made tax and interest payments of approximately $300 million during 2015 to avoid additional interest accruals while we continue to litigate this matter. We do not expect to make significant additional tax or interest payments pending final resolution of this matter. See Note 18 for a further discussion of this German tax litigation.
On occasion, we are required to maintain cash deposits with certain banks with respect to contractual obligations related to acquisitions or divestitures or other legal obligations. As of December 31, 2016, 2015 and 2014, the amount of such restricted cash was approximately $32 million, $45 million and $255 million, respectively. Approximately $210 million of our restricted cash balance as of December 31, 2014 was utilized in cash investments in businesses in 2015.

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
Cash Flow—Operating Activities of Continuing Operations

(dollars in millions)	2016	2015	2014
Net cash flows provided by operating activities of continuing operations	$6,412	$6,755	$6,979
2016 Compared with 2015
Cash generated from operating activities of continuing operations in 2016 was approximately $343 million lower than 2015, driven primarily by $392 million higher investment in working capital, $156 million higher contributions to our global defined benefit pension plans, and the first of four annual payments of $237 million related to the 2015 Canadian government settlement; partially offset by the absence of the noncash portion of other infrequently occurring items, as discussed in Results of Operations, which are included in Other operating activities, net in the Consolidated Statement of Cash Flows for the year ended December 31, 2015. The 2016 cash outflows for working capital were primarily driven by increases in inventory in our aerospace businesses to support deliveries and other contractual commitments, including approximately $220 million of inventory costs attributable to new engine offerings recognized based on the average cost per unit expected over the life of each contract using the units-of-delivery method of percentage of completion accounting, as discussed in Note 6. Increases in accounts receivable at Pratt & Whitney and our commercial businesses were partially offset by increases in accounts payable and accrued liabilities across all of our businesses. Factoring activity in 2016 was approximately $200 million lower than the prior year, excluding customer-funded factoring at Pratt & Whitney related to certain extensions of contractual payment terms. For 2015, cash outflows for working capital were primarily driven by increases in inventory in our aerospace businesses to support deliveries and other contractual commitments, and were partially offset by increases in accounts payable and accrued liabilities in these businesses. Increases in accounts receivable in our commercial businesses were largely offset by increases in accounts payable and customer advances in these businesses. Reductions in accrued liabilities also include payments of interest and taxes of approximately $300 million related to the German tax matter, as discussed in Note 18.
The funded status of our defined benefit pension plans is dependent upon many factors, including returns on invested assets, the level of market interest rates and actuarial mortality assumptions. We can contribute cash or UTC shares to our plans at our discretion, subject to applicable regulations. Total cash contributions to our global defined benefit pension plans were $303 million, $147 million and $517 million during 2016, 2015 and 2014, respectively. In 2015, we made noncash contributions of $250 million in UTC common stock to our defined benefit pension plans. As of December 31, 2016, the total investment by the global defined benefit pension plans in our securities was approximately 1% of total plan assets. Although our domestic defined benefit pension plans are approximately 90% funded on a projected benefit obligation basis as of December 31, 2016, and we are not required to make additional contributions through the end of 2021, we may elect to make discretionary contributions in 2017. We expect to make total contributions of approximately $300 million to our global defined benefit pension plans in 2017, including discretionary contributions of approximately $150 million to our domestic defined benefit pension plans. Contributions to our global defined benefit pension plans in 2017 are expected to meet or exceed the current funding requirements.
2015 Compared with 2014
Cash generated from operating activities of continuing operations in 2015 was $224 million lower than 2014. Income from continuing operations and noncash deferred income tax provision and depreciation and amortization charges were approximately $1.8 billion lower than 2014. This decline includes the noncash expense related to the Canadian government settlement of $867 million and the noncash portion of other infrequently occurring items, as discussed in Results of Operations, which are included in Other operating activities, net in the Consolidated Statement of Cash Flows for the year ended December 31, 2015. The 2015 cash outflows for working capital were primarily driven by increases in inventory in our aerospace businesses to support deliveries and other contractual commitments, and were partially offset by increases in accounts payable and accrued liabilities in these businesses. Increases in accounts receivable in our commercial businesses were largely offset by increases in accounts payable and customer advances in these businesses. Reductions in accrued liabilities also include payments of interest and taxes of approximately $300 million related to the German tax matter, as discussed in Note 18. For 2014, cash outflows for working capital were driven by increases in inventory to support deliveries and other contractual commitments across all business segments. Reductions in accounts receivable in our aerospace businesses, driven primarily by accelerated customer collections and selected factoring primarily at Pratt & Whitney, were partially offset by increases in accounts receivable in our commercial businesses.

Cash Flow—Investing Activities of Continuing Operations

(dollars in millions)	2016	2015	2014
Net cash flows used in investing activities of continuing operations	$(2,509)	$(2,794)	$(1,967)
2016 Compared with 2015
Cash flows used in investing activities of continuing operations for 2016 and 2015 primarily reflect capital expenditures, cash investments in businesses, and payments related to our collaboration intangible assets and contractual rights to provide product on new aircraft platforms.
In 2016, we increased our collaboration intangible assets by approximately $388 million, of which $345 million represented payments made under our 2012 agreement to acquire Rolls-Royce's ownership and collaboration interests in IAE. Capital expenditures for 2016 ($1,699 million) primarily relate to investments in new programs at Pratt & Whitney and UTC Aerospace Systems, as well as new facilities at Pratt & Whitney and UTC Climate, Controls & Security. Cash investments in businesses in 2016 ($710 million) consisted of the acquisition of a majority interest in an Italian heating products and services company by UTC Climate, Controls & Security, the acquisition of a Japanese services company by Otis and a number of small acquisitions, primarily in our commercial businesses. We expect total cash investments for acquisitions in 2017 to be $1 billion to $2 billion. However, actual acquisition spending may vary depending upon the timing, availability and appropriate value of acquisition opportunities. We expect capital expenditures in 2017 to be approximately $1.8 billion.
As discussed in Note 14 to the Consolidated Financial Statements, we enter into derivative instruments for risk management purposes only, including derivatives designated as hedging instruments under the Derivatives and Hedging Topic of the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) and those utilized as economic hedges. We operate internationally and, in the normal course of business, are exposed to fluctuations in interest rates, foreign exchange rates and commodity prices. These fluctuations can increase the costs of financing, investing and operating the business. We have used derivative instruments, including swaps, forward contracts and options to manage certain foreign currency, interest rate and commodity price exposures. During the years ended December 31, 2016 and 2015, we had net cash receipts of approximately $249 million and $160 million, respectively, from the settlement of these derivative instruments.
Customer financing activities were a net use of cash of $221 million and $247 million in 2016 and 2015, respectively. We expect 2017 investments in customer financing assets to increase by approximately $400 million, primarily due to increased levels of investment in commercial aircraft engines and products under lease. While we expect that 2017 customer financing activity will be a net use of funds, actual funding is subject to usage under existing customer financing commitments during the year. We may also arrange for third-party investors to assume a portion of our commitments. At December 31, 2016, we had commercial aerospace financing and other contractual commitments of approximately $14.4 billion related to commercial aircraft and certain contractual rights to provide product on new aircraft platforms, of which as much as $1.3 billion may be required to be disbursed during 2017. As discussed in Note 1 to the Consolidated Financial Statements, we have entered into certain collaboration arrangements, which may include participation by our collaborators in these commitments. At December 31, 2016, our collaborators' share of these commitments was approximately $4.6 billion of which as much as $386 million may be required to be disbursed to us during 2017. Refer to Note 5 to the Consolidated Financial Statements for additional discussion of our commercial aerospace industry assets and commitments.
2015 Compared with 2014
Cash flows used in investing activities of continuing operations for 2015 and 2014 primarily reflect capital expenditures, cash investments in businesses, and payments related to our collaboration intangible assets and contractual rights to provide product on new aircraft platforms. Investing cash outflows in 2014 were partially offset by net proceeds of approximately $344 million from business dispositions, primarily a number of small dispositions in our commercial businesses.
Cash investments in businesses in 2015 ($538 million) consisted of the acquisition of the majority interest in a UTC Climate, Controls & Security business, the acquisition of an imaging technology company by UTC Aerospace Systems and a number of small acquisitions, primarily in our commercial businesses, and were partially offset by net proceeds of approximately $200 million from business dispositions. Cash investments in businesses in 2014 ($402 million) included the acquisition of the majority interest in a Pratt & Whitney joint venture and a number of small acquisitions, primarily in our commercial businesses, and were partially offset by net proceeds of approximately $344 million from business dispositions, primarily a number of small dispositions in our commercial businesses. Customer financing activities were a net use of cash of $247 million in 2015 and a net source of cash of $129 million in 2014.

Cash Flow—Financing Activities of Continuing Operations

(dollars in millions)	2016	2015	2014
Net cash flows used in financing activities of continuing operations	$(1,188)	$(10,776)	$(4,249)
2016 Compared with 2015
The timing and levels of certain cash flow activities, such as acquisitions and repurchases of our stock, have resulted in the issuance of both long-term and short-term debt, including approximately $4 billion of net long-term debt issuances in 2016. Commercial paper borrowings and revolving credit facilities provide short-term liquidity to supplement operating cash flows and are used for general corporate purposes, including the funding of potential acquisitions and repurchases of our stock. We had approximately $522 million and $727 million of outstanding commercial paper at December 31, 2016 and 2015, respectively. Commercial paper borrowings at December 31, 2016 were comprised of approximately €500 million ($522 million) of Euro-denominated commercial paper.
At December 31, 2016, management had remaining authority to repurchase approximately $3.7 billion of our common stock under the October 14, 2015 share repurchase program. Under this program, shares may be purchased on the open market, in privately negotiated transactions, under accelerated share repurchase programs, and under plans complying with Rules 10b5-1 and 10b-18 under the Securities Exchange Act of 1934, as amended. We may also reacquire shares outside of the program from time to time in connection with the surrender of shares to cover taxes on vesting of restricted stock. In addition to the transactions under the ASR agreements discussed above, we made cash payments of approximately $2.25 billion to repurchase approximately 22 million shares of our common stock during the year ended December 31, 2016, and we repurchased approximately 14 million shares of our common stock for approximately $1.35 billion during the year ended December 31, 2015.
We expect 2017 share repurchases to be approximately $3.5 billion, which we expect to fund with cash generated from operating activities of continuing operations as well as additional borrowings. Our share repurchases vary depending upon various factors including the level of our other investing activities. In 2016 and 2015, we paid aggregate dividends on common stock of approximately $2.1 billion and $2.2 billion, respectively.
On April 29, 2016, we renewed our universal shelf registration statement filed with the SEC for an indeterminate amount of debt and equity securities for future issuance, subject to our internal limitations on the amount of debt to be issued under this shelf registration statement.
2015 Compared with 2014
In 2015, we completed the optional remarketing of the 1.550% junior subordinated notes, which were originally issued as part of our equity units on June 18, 2012. As a result of the remarketing, these notes were redesignated as our 1.778% junior subordinated notes due May 4, 2018. We received approximately $1.1 billion from the proceeds of the remarketing, and issued approximately 11.3 million shares of Common Stock to settle the purchase obligation of the holders of the equity units under the purchase contract entered into at the time of the original issuance of the equity units.
We made net repayments of long-term debt of $20 million and $206 million in 2015 and 2014, respectively. We had approximately $727 million of outstanding commercial paper at December 31, 2015. We had no commercial paper outstanding at December 31, 2014. Financing cash outflows for 2014 included the repurchase of 13.5 million shares of our common stock for approximately $1.5 billion.
In 2015, we paid aggregate dividends on common stock of approximately $2.2 billion. During 2014, an aggregate $2.0 billion of cash dividends were paid to common stock shareowners.
Cash Flow—Discontinued Operations

(dollars in millions)	2016	2015	2014
Net cash flows (used in) provided by discontinued operations	$(2,526)	$8,619	$217
2016 Compared with 2015
Cash flows used in operating activities of discontinued operations in 2016 primarily reflect the payment of taxes associated with the net gain realized on the sale of Sikorsky to Lockheed Martin Corp. in November 2015.
For the year ended December 31, 2015, cash flows provided by discontinued operations primarily reflect those from investing activities, which includes the proceeds of $9.1 billion from the sale of Sikorsky to Lockheed Martin Corp. in November 2015, partially offset by capital expenditures of Sikorsky in 2015. Cash outflows from operating activities of discontinued operations for the year ended December 31, 2015 primarily reflect operating income and noncash expenses, as well as net investments in working capital and other net operating assets of Sikorsky.
2015 Compared with 2014
Cash flows from discontinued operations for the year ended December 31, 2015 primarily reflect those from investing activities, which includes the proceeds of $9.1 billion from the sale of Sikorsky to Lockheed Martin Corp. in November 2015, as discussed above.
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
Losses, if any, on long-term contracts are provided for when anticipated. We recognize loss provisions on original equipment contracts to the extent that estimated inventoriable manufacturing, engineering, product warranty and product performance guarantee costs, as appropriate, exceed the projected revenue from the products and services contemplated under the contractual arrangement. For new commitments, we generally record loss provisions at the earlier of contract announcement or contract signing except for certain requirements contracts under which losses are recorded based upon receipt of the purchase order which obligates us to perform. For existing commitments, anticipated losses on contracts are recognized in the period in which losses become evident. Products contemplated under the contractual arrangement include products purchased under the contract and, in the large commercial engine and wheels and brakes businesses, future highly probable sales of replacement parts required by regulation that are expected to be purchased subsequently for incorporation into the original equipment. Revenue projections used in determining contract loss provisions are based upon estimates of the quantity, pricing and timing of future product deliveries. We measure the extent of progress toward completion on our long-term commercial aerospace equipment contracts using units-of-delivery. In addition, we use the cost-to-cost method for elevator and escalator sales, installation and modernization contracts in the commercial businesses and certain aerospace development contracts. For long-term aftermarket contracts, we recognize revenue over the contract period in proportion to the costs expected to be incurred in performing services under the contract. Within commercial aerospace, inventory costs attributable to new engine offerings are recognized based on the average cost per unit expected over the life of each contract using the units-of-delivery method of percentage of completion accounting. Under this method, costs of initial engine deliveries in excess of the projected contract per unit average cost are capitalized, and these capitalized amounts are subsequently expensed as additional engine deliveries occur for engines with costs below the projected contract per unit average cost over the life of the contract. As of December 31, 2016 and 2015, inventories included $233 million and $13 million, respectively, of such capitalized amounts. Contract accounting also requires estimates of future costs over the performance period of the contract as well as an estimate of award fees and other sources of revenue.
Contract costs are incurred over a period of time, which can be several years, and the estimation of these costs requires management's judgment. The long-term nature of these contracts, the complexity of the products, and the strict safety and performance standards under which they are regulated can affect our ability to estimate costs precisely. As a result, we review and update our cost estimates on significant contracts on a quarterly basis, and no less frequently than annually for all others, and when circumstances change and warrant a modification to a previous estimate. We record changes in contract estimates primarily using the cumulative catch-up method in accordance with the Revenue Recognition Topic of the FASB ASC.
Income Taxes. The future tax benefit arising from deductible temporary differences and tax carryforwards was $5.7 billion at December 31, 2016 and $6.2 billion at December 31, 2015. Management believes that our earnings during the periods when the temporary differences become deductible will be sufficient to realize the related future income tax benefits, which may be realized over an extended period of time. For those jurisdictions where the expiration date of tax carryforwards or the projected operating results indicate that realization is not likely, a valuation allowance is provided.
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
In the ordinary course of business there is inherent uncertainty in quantifying our income tax positions. We assess our income tax positions and record tax benefits for all years subject to examination based upon management's evaluation of the facts, circumstances and information available at the reporting date. For those tax positions where it is more likely than not that a tax benefit will be sustained, we have recorded the largest amount of tax benefit with a greater than 50% likelihood of being realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where it is not more likely than not that a tax benefit will be sustained, no tax benefit has been recognized in the financial statements. See Notes 1 and 11 to the Consolidated Financial Statements for further discussion. Also see Note 18 for discussion of UTC administrative review proceedings with the German Tax Office.
Goodwill and Intangible Assets. Our investments in businesses in 2016 totaled $712 million (including debt assumed of $2 million). The assets and liabilities of acquired businesses are recorded under the acquisition method of accounting at their estimated fair values at the dates of acquisition. Goodwill represents costs in excess of fair values assigned to the underlying identifiable net assets of acquired businesses. Intangible assets consist of service portfolios, patents, trademarks/tradenames, customer relationships and other intangible assets including a collaboration asset established in connection with our 2012 agreement to acquire Rolls-Royce's ownership and collaboration interests in IAE, as discussed above and in Note 2 to the Consolidated Financial Statements.
Also included within other intangible assets are payments made to secure certain contractual rights to provide product on new commercial aerospace platforms. Such payments are capitalized when there are distinct rights obtained and there are sufficient incremental cash flows to support the recoverability of the assets established. Otherwise, the applicable portion of the payments are expensed. Capitalized payments made on these contractual commitments are amortized as a reduction of sales. We amortize these intangible assets based on the pattern of economic benefit, which typically results in an amortization method other than straight-line. In the aerospace industry, amortization based on the pattern of economic benefit generally results in lower amortization expense during the development period with increasing amortization expense as programs enter full production and aftermarket cycles. If a pattern of economic benefit cannot be reliably determined, a straight-line amortization method is used. The gross value of these contractual commitments at December 31, 2016 was approximately $10.8 billion, of which approximately $2.0 billion has been paid to date. We record these payments as intangible assets when such payments are no longer conditional. The recoverability of these intangibles is dependent upon the future success and profitability of the underlying aircraft platforms including the associated aftermarket revenue streams.
Goodwill and intangible assets deemed to have indefinite lives are not amortized, but are subject to annual, or more frequent if necessary, impairment testing using the guidance and criteria described in the Intangibles—Goodwill and Other Topic of the FASB ASC. This testing compares carrying values to fair values and, when appropriate, the carrying values of these assets are reduced to fair value. In developing our estimates for the fair value of our reporting units, significant judgment is required in the determination of the appropriateness of using a qualitative assessment or quantitative assessment. When quantitative assessments are required or elected to be performed, fair value is primarily based on income approaches using discounted cash flow models which have significant assumptions. Such assumptions are subject to variability from year to year and are directly impacted by global market conditions. We completed our annual impairment testing as of July 1, 2016 and determined that no significant adjustments to the carrying value of goodwill or indefinite lived intangible assets were necessary based on the results of the impairment tests. Although these assets are not currently impaired, there can be no assurance that future impairments will not occur. See Note 2 to the Consolidated Financial Statements for further discussion.
Contingent Liabilities. Our operating units include businesses which sell products and services and conduct operations throughout the world. As described in Note 18 to the Consolidated Financial Statements, contractual, regulatory and other matters, including asbestos claims, in the normal course of business may arise that subject us to claims or litigation. Additionally, we have significant contracts with the U.S. Government, subject to government oversight and audit, which may require significant adjustment of contract prices. We accrue for liabilities associated with these matters when it is probable that a liability has been incurred and the amount can be reasonably estimated. The most likely cost to be incurred is accrued based on an evaluation of then currently available facts with respect to each matter. When no amount within a range of estimates is more likely, the minimum is accrued. The inherent uncertainty related to the outcome of these matters can result in amounts materially different from any provisions made with respect to their resolution.
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
In the following table, we show the sensitivity of our pension and other postretirement benefit plan liabilities and net annual periodic cost to a 25 basis point change in the discount rates for benefit obligations, interest cost and service cost as of December 31, 2016:

(dollars in millions)	Increase in Discount Rate of 25 bps	Decrease in Discount Rate of 25 bps
Pension plans
Projected benefit obligation	$(976)	$1,029
Net periodic pension cost	(70)	75
Other postretirement benefit plans
Accumulated postretirement benefit obligation	(14)	15
Net periodic postretirement benefit cost	(1)	1
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
Pension expense is also sensitive to changes in the expected long-term rate of asset return. An increase or decrease of 25 basis points in the expected long-term rate of asset return would have decreased or increased 2016 pension expense by approximately $71 million.
The weighted-average discount rates used to measure pension liabilities and costs is set by reference to UTC-specific analysis using each plan's specific cash flows and is then compared to high-quality bond indices for reasonableness. For our significant plans, we utilize a full yield curve approach in the estimation of the service cost and interest cost components by applying the specific spot rates along the yield curve used in determination of the benefit obligation to the relevant projected cash flows. Global market interest rates have decreased in 2016 as compared with 2015 and, as a result, the weighted-average discount rate used to measure pension liabilities decreased from 4.1% in 2015 to 3.8% in 2016. The weighted-average discount rates used to measure service cost and interest cost were 3.8% and 3.4% in 2016, respectively. In December 2009, we amended the salaried retirement plans (qualified and non-qualified) to change the retirement formula effective January 1, 2015. The formula changed from a final average earnings (FAE) and credited service formula to the existing cash balance formula that was adopted in 2003 for newly hired non-union employees and for other non-union employees who made a one-time voluntary election to have future benefit accruals determined under this formula. Employees hired after 2009 are not eligible for any defined benefit pension plan and will instead receive an enhanced benefit under the UTC Savings Plan. As of July 26, 2012 the same amendment was applied to legacy Goodrich salaried employees. Across our global pension plans, the impact of the continued recognition of prior pension investment gains, 2016 actual returns on plan assets and lower discount rates for interest costs, offset by the lower discount rates for pension obligations, will result in a net periodic pension benefit in 2017 consistent with 2016 amounts.
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
A summary of our consolidated contractual obligations and commitments as of December 31, 2016 is as follows:

		Payments Due by Period
(dollars in millions)	Total	2017	2018-2019	2020-2021	Thereafter
Long-term debt—principal	$23,299	$1,603	$3,311	$3,494	$14,891
Long-term debt—future interest	13,287	855	1,637	1,424	9,371
Operating leases	2,094	462	640	354	638
Purchase obligations	13,882	8,145	5,034	631	72
Other long-term liabilities	3,731	1,126	1,382	404	819
Total contractual obligations	$56,293	$12,191	$12,004	$6,307	$25,791
Purchase obligations include amounts committed under legally enforceable contracts or purchase orders for goods and services with defined terms as to price, quantity, delivery and termination liability. Approximately 14% of the purchase obligations disclosed above represent purchase orders for products to be delivered under firm contracts with the U.S. Government for which we have full recourse under customary contract termination clauses.
Other long-term liabilities primarily include those amounts on our December 31, 2016 balance sheet representing obligations under product service and warranty policies, performance and operating cost guarantees, estimated environmental remediation costs and expected contributions under employee benefit programs. The timing of expected cash flows associated with these obligations is based upon management's estimates over the terms of these agreements and is largely based upon historical experience.
In connection with the acquisition of Goodrich in 2012, we recorded assumed liabilities of approximately $2.2 billion related to customer contractual obligations on certain OEM development programs where the expected costs exceeded the expected revenue under contract. These liabilities are being liquidated in accordance with the underlying economic pattern of obligations, as reflected by the net cash outflows incurred on the OEM contracts. Total consumption of the contractual obligations for the year ended December 31, 2016 was approximately $213 million. Total future consumption of the contractual obligations is expected to be as follows: $251 million in 2017, $248 million in 2018, $222 million in 2019, $149 million in 2020, $83 million in 2021 and $250 million thereafter. These amounts are not included in the table above.
The above table also does not reflect unrecognized tax benefits of $1,086 million, the timing of which is uncertain, except for approximately $9 million that may become payable during 2017. Refer to Note 11 to the Consolidated Financial Statements for additional discussion on unrecognized tax benefits.
COMMERCIAL COMMITMENTS
The following table summarizes our commercial commitments outstanding as of December 31, 2016:

	Amount of Commitment Expiration per Period
(dollars in millions)	Committed	2017	2018-2019	2020-2021	Thereafter
Commercial aerospace financing commitments	$2,358	$435	$937	$641	$345
Other commercial aerospace commitments	12,063	860	1,711	1,436	8,056
Commercial aerospace financing arrangements	348	8	2	21	317
Credit facilities and debt obligations (expire 2017 to 2028)	270	252	6	—	12
Performance guarantees	55	7	—	39	9
Total commercial commitments	$15,094	$1,562	$2,656	$2,137	$8,739
In connection with our 2012 agreement to acquire Rolls-Royce's ownership and collaboration interests in IAE, additional payments are due to Rolls-Royce contingent upon each hour flown through June 2027 by the V2500-powered aircraft in service as of the acquisition date. These flight hour payments, included in "Other commercial aerospace commitments" in the table above, are being capitalized as collaboration intangible assets.
We also have other contractual commitments, including commitments to secure certain contractual rights to provide product on new aircraft platforms, which are included in "Other commercial aerospace commitments" in the table above. Such payments are capitalized when distinct rights are obtained and there are sufficient incremental cash flows to support the recoverability of the assets established. Otherwise, the applicable portion of the payments are expensed. Capitalized payments made on these contractual commitments are included in intangible assets and are amortized over the term of underlying economic benefit.
Refer to Notes 1, 5 and 17 to the Consolidated Financial Statements for additional discussion on contractual and commercial commitments.
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
We have evaluated our exposure to changes in foreign currency exchange rates, interest rates and commodity prices in our market risk sensitive instruments, which are primarily cash, debt and derivative instruments, using a value at risk analysis. Based on a 95% confidence level and a one-day holding period, at December 31, 2016, the potential loss in fair value on our market risk sensitive instruments was not material in relation to our financial position, results of operations or cash flows. Our calculated value at risk exposure represents an estimate of reasonably possible net losses based on volatilities and correlations and is not necessarily indicative of actual results. Refer to Notes 1, 9 and 14 to the Consolidated Financial Statements for additional discussion of foreign currency exchange, interest rates and financial instruments.
Foreign Currency Exposures. We have a large volume of foreign currency exposures that result from our international sales, purchases, investments, borrowings and other international transactions. International segment sales, excluding U.S. export sales, averaged approximately $26 billion over the last three years. We actively manage foreign currency exposures that are associated with committed foreign currency purchases and sales, and other assets and liabilities created in the normal course of business at the operating unit level. More than insignificant exposures that cannot be naturally offset within an operating unit are hedged with foreign currency derivatives. We also have a significant amount of foreign currency net asset exposures. As discussed in Note 9 to the Consolidated Financial Statements, at December 31, 2016 we have approximately €2.95 billion of Euro-denominated long-term debt and €500 million of outstanding Euro-denominated commercial paper borrowings, which qualify as a net investment hedge against our investments in European businesses. As of December 31, 2016, the net investment hedge is deemed to be effective. Currently, we do not hold any derivative contracts that hedge our foreign currency net asset exposures but may consider such strategies in the future.
Within aerospace, our sales are typically denominated in U.S. Dollars under accepted industry convention. However, for our non-U.S. based entities, such as P&WC, a substantial portion of their costs are incurred in local currencies. Consequently, there is a foreign currency exchange impact and risk to operational results as U.S. Dollars must be converted to local currencies such as the Canadian Dollar in order to meet local currency cost obligations. In order to minimize the exposure that exists from changes in the exchange rate of the U.S. Dollar against these other currencies, we hedge a certain portion of sales to secure the rates at which U.S. Dollars will be converted. The majority of this hedging activity occurs at P&WC, and hedging activity also occurs to a lesser extent at certain UTC Aerospace Systems businesses. At P&WC, firm and forecasted sales for both engines and spare parts are hedged at varying amounts for up to 48 months on the U.S. Dollar sales exposure as represented by the excess of U.S. Dollar sales over U.S. Dollar denominated purchases. Hedging gains and losses resulting from movements in foreign currency exchange rates are partially offset by the foreign currency translation impacts that are generated on the translation of local currency operating results into U.S. Dollars for reporting purposes. While the objective of the hedging program is to minimize the foreign currency exchange impact on operating results, there are typically variances between the hedging gains or losses and the translational impact due to the length of hedging contracts, changes in the sales profile, volatility in the exchange rates and other such operational considerations.
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
Commodity Price Exposures. We are exposed to volatility in the prices of raw materials used in some of our products and from time to time we may use forward contracts in limited circumstances to manage some of those exposures. In the future, if hedges are used, gains and losses may affect earnings. There were no significant outstanding commodity hedges as of December 31, 2016.

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
We have identified 725 locations, mostly in the United States, at which we may have some liability for remediating contamination. We have resolved our liability at 346 of these locations. We do not believe that any individual location's exposure will have a material effect on our results of operations. Sites in the investigation, remediation or operation and maintenance stage represent approximately 93% of our accrued environmental remediation reserve.
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
At December 31, 2016 and 2015, we had $829 million and $837 million reserved for environmental remediation, respectively. Cash outflows for environmental remediation were $44 million in 2016, $50 million in 2015 and $63 million in 2014. We estimate that ongoing environmental remediation expenditures in each of the next two years will not exceed approximately $84 million.
ASBESTOS MATTERS
As a result of the definitization of the insurance coverage for existing and potential future asbestos claims through the negotiation and establishment of settlement agreements during 2015, as well as the stabilization of company and industry experience, we established a reserve for our potential asbestos exposure, recording a noncash pretax charge to earnings of $237 million in the fourth quarter of 2015.
Our estimated total liability to resolve all pending and unasserted potential future asbestos claims through 2059 is approximately $374 million and is principally recorded in Other long-term liabilities on our Consolidated Balance Sheet as of December 31, 2016. This amount is on a pre-tax basis, not discounted, and excludes the Company’s legal fees to defend the asbestos claims (which will continue to be expensed by the Company as they are incurred). In addition, the Company has an insurance recovery receivable for probable asbestos related recoveries of approximately $124 million, which is included primarily in Other assets on our Consolidated Balance Sheet as of December 31, 2016. See Note 18 "Contingent Liabilities" of our Consolidated Financial Statements for further discussion of this matter.
GOVERNMENT MATTERS
As described in "Critical Accounting Estimates—Contingent Liabilities," our contracts with the U.S. Government are subject to audits. Such audits may recommend that certain contract prices should be reduced to comply with various government regulations, or that certain payments be delayed or withheld. We are also the subject of one or more investigations and legal proceedings initiated by the U.S. Government with respect to government contract matters. See "Legal Proceedings" in Item 1 to this Form 10-K, and Note 11 "Income Taxes" and Note 18 "Contingent Liabilities" of our Consolidated Financial Statements for further discussion of these and other government matters.

Cautionary Note Concerning Factors That May Affect Future Results
This 2016 Annual Report to Shareowners (2016 Annual Report) contains statements which, to the extent they are not statements of historical or present fact, constitute "forward-looking statements" under the securities laws. From time to time, oral or written forward-looking statements may also be included in other information released to the public. These forward-looking statements are intended to provide management’s current expectations or plans for our future operating and financial performance, based on assumptions currently believed to be valid. Forward-looking statements can be identified by the use of words such as "believe," "expect," "expectations," "plans," "strategy," "prospects," "estimate," "project," "target," "anticipate," "will," "should," "see," "guidance," "confident" and other words of similar meaning in connection with a discussion of future operating or financial performance. Forward-looking statements may include, among other things, statements relating to future sales, earnings, cash flow, results of operations, uses of cash, share repurchases and other measures of financial performance or potential future plans, strategies or transactions. All forward-looking statements involve risks, uncertainties and other factors that may cause actual results to differ materially from those expressed or implied in the forward-looking statements. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the U.S. Private Securities Litigation Reform Act of 1995. Such risks, uncertainties and other factors include, without limitation:

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

•
the timing and scope of future repurchases of our common stock, which may be suspended at any time due to various factors, including market conditions and the level of other investing activities and uses of cash;

•	delays and disruption in delivery of materials and services from suppliers;

•	company and customer- directed cost reduction efforts and restructuring costs and savings and other consequences thereof;

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

•
the effect of changes in political conditions in the U.S. and other countries in which we operate, including the effect of changes in U.S. trade policies or the U.K.'s pending withdrawal from the EU, on general market conditions, global trade policies and currency exchange rates in the near term and beyond; and

•	the effect of changes in tax, environmental, regulatory (including among other things import/export) and other laws and regulations in the U.S. and other countries in which we operate.
In addition, our Annual Report on Form 10-K for 2016 includes important information as to risks, uncertainties and other factors that may cause actual results to differ materially from those expressed or implied in the forward-looking statements. See the "Notes to Consolidated Financial Statements" under the heading "Note 18: Contingent Liabilities," the section titled "Management's Discussion and Analysis of Financial Condition and Results of Operations" under the headings "Business Overview," "Results of Operations," "Liquidity and Financial Condition," and "Critical Accounting Estimates," and the section titled "Risk Factors." Our Annual Report on Form 10-K for 2016 also includes important information as to these factors in the "Business" section under the headings "General," "Description of Business by Segment" and "Other Matters Relating to Our Business as a Whole," and in the "Legal Proceedings" section. Additional important information as to these factors is included in this 2016 Annual Report in the section titled "Management's Discussion and Analysis of Financial Condition and Results of Operations" under the headings "Restructuring Costs," "Environmental Matters" and "Governmental Matters." The forward-looking statements speak only as of the date of this report or, in the case of any document incorporated by reference, the date of that document. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. Additional information as to factors that may cause actual results to differ materially from those expressed or implied in the forward-looking statements is disclosed from time to time in our other filings with the SEC.

Management's Report on Internal Control over Financial Reporting
The management of UTC is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with accounting principles generally accepted in the United States of America. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Management has assessed the effectiveness of UTC's internal control over financial reporting as of December 31, 2016. In making its assessment, management has utilized the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in its Internal Control—Integrated Framework, released in 2013. Management concluded that based on its assessment, UTC's internal control over financial reporting was effective as of December 31, 2016. The effectiveness of UTC's internal control over financial reporting, as of December 31, 2016, has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which is included herein.

/s/ Gregory J. Hayes
Gregory J. Hayes
Chairman, President and Chief Executive Officer

/s/ Akhil Johri
Akhil Johri
Executive Vice President & Chief Financial Officer

/s/ Robert J. Bailey
Robert J. Bailey
Corporate Vice President, Controller

Report of Independent Registered Public Accounting Firm
TO THE BOARD OF DIRECTORS AND SHAREOWNERS OF UNITED TECHNOLOGIES CORPORATION:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statement of operations, of comprehensive income, of cash flows and of changes in equity present fairly, in all material respects, the financial position of United Technologies Corporation and its subsidiaries at December 31, 2016 and December 31, 2015, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2016 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2016 based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in 2013. The Corporation’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on these financial statements and on the Corporation's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As disclosed in Note 1 to the consolidated financial statements, the Corporation changed the presentation and classification of certain cash receipts and cash payments and the presentation of restricted cash in the statement of cash flows, as well as the classification and presentation of certain employee share-based payment transactions and the tax-related cash flows resulting from these payments.

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

/s/ PricewaterhouseCoopers LLP
Hartford, Connecticut
February 9, 2017

Consolidated Statement of Operations

(dollars in millions, except per share amounts; shares in millions)	2016	2015	2014
Net Sales:
Product sales	$40,735	$39,801	$41,545
Service sales	16,509	16,297	16,355
	57,244	56,098	57,900
Costs and Expenses:
Cost of products sold	30,325	29,771	30,367
Cost of services sold	11,135	10,660	10,531
Research and development	2,337	2,279	2,475
Selling, general and administrative	6,060	5,886	6,172
	49,857	48,596	49,545
Other income (expense), net	785	(211)	1,238
Operating profit	8,172	7,291	9,593
Interest expense, net	1,039	824	881
Income from continuing operations before income taxes	7,133	6,467	8,712
Income tax expense	1,697	2,111	2,244
Net income from continuing operations	5,436	4,356	6,468
Less: Noncontrolling interest in subsidiaries' earnings from continuing operations	371	360	402
Income from continuing operations attributable to common shareowners	5,065	3,996	6,066
Discontinued operations (Note 3):
Income from operations	1	252	175
Gain on disposal	13	6,042	—
Income tax expense	(24)	(2,684)	(20)
Net (loss) income from discontinued operations	(10)	3,610	155
Less: Noncontrolling interest in subsidiaries' (loss) earnings from discontinued operations	—	(2)	1
(Loss) Income from discontinued operations attributable to common shareowners	(10)	3,612	154
Net income attributable to common shareowners	$5,055	$7,608	$6,220

Earnings Per Share of Common Stock—Basic:
Net income from continuing operations attributable to common shareowners	$6.19	$4.58	$6.75
Net income attributable to common shareowners	$6.18	$8.72	$6.92
Earnings Per Share of Common Stock—Diluted:
Net income from continuing operations attributable to common shareowners	$6.13	$4.53	$6.65
Net income attributable to common shareowners	$6.12	$8.61	$6.82
Dividends Per Share of Common Stock	$2.62	$2.56	$2.36
Weighted average number of shares outstanding:
Basic shares	818.2	872.7	898.3
Diluted shares	826.1	883.2	911.6
See accompanying Notes to Consolidated Financial Statements

Consolidated Statement of Comprehensive Income

(dollars in millions)	2016	2015	2014
Net income from continuing operations	$5,436	$4,356	$6,468
Net (loss) income from discontinued operations	(10)	3,610	155
Net income	5,426	7,966	6,623
Other comprehensive loss, net of tax
Foreign currency translation adjustments
Foreign currency translation adjustments arising during period	(1,089)	(1,502)	(1,302)
Reclassification adjustments from sale of an investment in a foreign entity recognized in net income	—	42	7
	(1,089)	(1,460)	(1,295)
Pension and postretirement benefit plans
Net actuarial loss arising during period	(785)	(284)	(4,362)
Prior service cost arising during period	(13)	(37)	(5)
Other	542	326	121
Amortization of actuarial loss and prior service cost	535	867	416
	279	872	(3,830)
Tax (expense) benefit	(189)	(298)	1,388
	90	574	(2,442)
Unrealized gain (loss) on available-for-sale securities
Unrealized holding gain arising during period	190	28	35
Reclassification adjustments for gain included in Other income, net	(94)	(54)	(20)
	96	(26)	15
Tax (expense) benefit	(36)	11	(3)
	60	(15)	12
Change in unrealized cash flow hedging
Unrealized cash flow hedging gain (loss) arising during period	75	(415)	(263)
Loss reclassified into Product sales	171	234	96
	246	(181)	(167)
Tax (expense) benefit	(69)	51	37
	177	(130)	(130)
Other comprehensive loss, net of tax	(762)	(1,031)	(3,855)
Comprehensive income	4,664	6,935	2,768
Less: comprehensive income attributable to noncontrolling interest	(324)	(285)	(329)
Comprehensive income attributable to common shareowners	$4,340	$6,650	$2,439
See accompanying Notes to Consolidated Financial Statements

Consolidated Balance Sheet

(dollars in millions, except per share amounts; shares in thousands)	2016	2015
Assets
Cash and cash equivalents	$7,157	$7,075
Accounts receivable (net of allowance for doubtful accounts of $450 and $504)	11,481	10,653
Inventories and contracts in progress, net	8,704	8,135
Other assets, current	1,208	843
Total Current Assets	28,550	26,706
Customer financing assets	1,398	1,018
Future income tax benefits	1,809	1,961
Fixed assets, net	9,158	8,732
Goodwill	27,059	27,301
Intangible assets, net	15,684	15,603
Other assets	6,048	6,163
Total Assets	$89,706	$87,484

Liabilities and Equity
Short-term borrowings	$601	$926
Accounts payable	7,483	6,875
Accrued liabilities	12,219	14,638
Long-term debt currently due	1,603	179
Total Current Liabilities	21,906	22,618
Long-term debt	21,697	19,320
Future pension and postretirement benefit obligations	5,612	6,022
Other long-term liabilities	11,026	10,558
Total Liabilities	60,241	58,518
Commitments and contingent liabilities (Notes 5 and 18)
Redeemable noncontrolling interest	296	122
Shareowners’ Equity:
Capital Stock:
Preferred Stock, $1 par value; 250,000 shares authorized; None issued or outstanding	—	—
Common Stock, $1 par value; 4,000,000 shares authorized; 1,440,982 and 1,438,497 shares issued	17,285	16,033
Treasury Stock— 632,281 and 600,153 common shares at average cost	(34,150)	(30,907)
Retained earnings	52,873	49,956
Unearned ESOP shares	(95)	(105)
Total Accumulated other comprehensive loss	(8,334)	(7,619)
Total Shareowners’ Equity	27,579	27,358
Noncontrolling interest	1,590	1,486
Total Equity	29,169	28,844
Total Liabilities and Equity	$89,706	$87,484
See accompanying Notes to Consolidated Financial Statements

Consolidated Statement of Cash Flows

(dollars in millions)	2016	2015	2014
Operating Activities of Continuing Operations:
Income from continuing operations	$5,436	$4,356	$6,468
Adjustments to reconcile income from continuing operations to net cash flows provided by operating activities of continuing operations:
Depreciation and amortization	1,962	1,863	1,820
Deferred income tax provision	398	662	403
Stock compensation cost	152	158	219
Canadian government settlement	(237)	867	—
Change in:
Accounts receivable	(941)	(438)	111
Inventories and contracts in progress	(719)	(766)	(636)
Other current assets	49	(55)	(115)
Accounts payable and accrued liabilities	450	490	(89)
Global pension contributions	(303)	(147)	(517)
Other operating activities, net	165	(235)	(685)
Net cash flows provided by operating activities of continuing operations	6,412	6,755	6,979
Investing Activities of Continuing Operations:
Capital expenditures	(1,699)	(1,652)	(1,594)
Increase in customer financing assets	(438)	(364)	(202)
Decrease in customer financing assets	217	117	331
Investments in businesses	(710)	(538)	(402)
Dispositions of businesses	211	200	344
Increase in collaboration intangible assets	(388)	(437)	(593)
Receipts from settlements of derivative contracts	249	160	93
Other investing activities, net	49	(280)	56
Net cash flows used in investing activities of continuing operations	(2,509)	(2,794)	(1,967)
Financing Activities of Continuing Operations:
Issuance of long-term debt	6,469	1,744	98
Repayment of long-term debt	(2,452)	(1,764)	(304)
(Decrease) increase in short-term borrowings, net	(331)	795	(346)
Proceeds from Common Stock issuance - equity unit settlement	—	1,100	—
Proceeds from Common Stock issued under employee stock plans	13	41	187
Dividends paid on Common Stock	(2,069)	(2,184)	(2,048)
Repurchase of Common Stock	(2,254)	(10,000)	(1,500)
Other financing activities, net	(564)	(508)	(336)
Net cash flows used in financing activities of continuing operations	(1,188)	(10,776)	(4,249)
Discontinued Operations:
Net cash (used in) provided by operating activities	(2,532)	(372)	342
Net cash provided by (used in) investing activities	6	9,000	(113)
Net cash used in financing activities	—	(9)	(12)
Net cash flows (used in) provided by discontinued operations	(2,526)	8,619	217
Effect of foreign exchange rate changes on cash and cash equivalents	(120)	(174)	(156)
Net increase in cash, cash equivalents and restricted cash	69	1,630	824
Cash, cash equivalents and restricted cash, beginning of year	7,120	5,490	4,666
Cash, cash equivalents and restricted cash, end of year	7,189	7,120	5,490
Less: Cash and cash equivalents of businesses held for sale	—	—	6
Less: Restricted cash, included in Other assets	32	45	255
Cash and cash equivalents of continuing operations, end of year	$7,157	$7,075	$5,229
Supplemental Disclosure of Cash Flow Information:
Interest paid, net of amounts capitalized	$1,157	$1,057	$1,076
Income taxes paid, net of refunds	$4,096	$2,060	$2,024
Noncash investing and financing activities include:
Contributions of UTC Common Stock to domestic defined benefit pension plans	$—	$250	$—
See accompanying Notes to Consolidated Financial Statements

Consolidated Statement of Changes in Equity

(dollars in millions)
Common Stock
Balance at December 31, 2013	$14,764

Comprehensive income (loss):
Net income
Redeemable noncontrolling interest in subsidiaries’ earnings
Other comprehensive loss, net of tax
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
Other comprehensive loss, net of tax
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

Comprehensive income (loss):
Net income
Redeemable noncontrolling interest in subsidiaries’ earnings
Other comprehensive loss, net of tax
Common Stock issued under employee plans (2.5 million shares)	262
Common Stock repurchased (32.3 million shares)	998
Dividends on Common Stock
Dividends on ESOP Common Stock
Dividends attributable to noncontrolling interest
Purchase of subsidiary shares from noncontrolling interest	(8)
Sale of subsidiary shares in noncontrolling interest
Acquisition of noncontrolling interest
Redeemable noncontrolling interest fair value adjustment
Redeemable noncontrolling interest reclassification to noncontrolling interest
Other
Balance at December 31, 2016	$17,285
See accompanying Notes to Consolidated Financial Statements

Shareowners' Equity
Treasury Stock	Retained Earnings	Unearned ESOP Shares	Accumulated Other Comprehensive (Loss) Income	Noncontrolling Interest	Total Equity	Redeemable Noncontrolling Interest
$(20,431)	$40,539	$(126)	$(2,880)	$1,353	$33,219	$111

	6,220			403	6,623
				(9)	(9)	9
			(3,781)	(67)	(3,848)	(7)
9	(29)	11			598
(1,500)					(1,500)
	(2,048)				(2,048)
	(71)				(71)
				(318)	(318)	(3)
				(18)	(93)
				11	15
				(16)	(16)	16
				12	12	14
$(21,922)	$44,611	$(115)	$(6,661)	$1,351	$32,564	$140

	7,608			358	7,966
				(4)	(4)	4
			(958)	(61)	(1,019)	(12)
					1,100
7	(2)	10			394
138					250
(9,130)					(10,000)
	(2,184)				(2,184)
	(75)				(75)
				(337)	(337)	(3)
				(5)	(17)	(9)
				15	39
				173	173
				(4)	(4)
	(2)				(2)	2
$(30,907)	$49,956	$(105)	$(7,619)	$1,486	$28,844	$122

	5,055			371	5,426
				(6)	(6)	6
			(715)	(27)	(742)	(20)
9		10			281
(3,252)					(2,254)
	(2,069)				(2,069)
	(74)				(74)
				(345)	(345)	(2)
				(1)	(9)	(4)
				25	25
				98	98	189
	(1)				(1)	1
				(12)	(12)	12
	6			1	7	(8)
$(34,150)	$52,873	$(95)	$(8,334)	$1,590	$29,169	$296

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
On occasion, we are required to maintain cash deposits with certain banks with respect to contractual obligations related to acquisitions or divestitures or other legal obligations. As of December 31, 2016 and 2015, the amount of such restricted cash was approximately $32 million and $45 million, respectively.
Accounts Receivable. Current and long-term accounts receivable as of December 31, 2016 include retainage of $106 million and unbilled receivables of $2,786 million, which includes approximately $1,169 million of unbilled receivables under commercial aerospace long-term aftermarket contracts. Current and long-term accounts receivable as of December 31, 2015 include retainage of $141 million and unbilled receivables of $2,318 million, which includes approximately $1,091 million of unbilled receivables under commercial aerospace long-term aftermarket contracts. See Note 5 for discussion of commercial aerospace industry assets and commitments.
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
In June 2016, the FASB issued Accounting Standards Update (ASU) 2016-13, Financial Instruments - Credit Losses (Topic 328): Measurement of Credit Losses on Financial Instruments. This ASU requires that certain financial assets, including those measured at amortized cost basis, be presented at the net amount expected to be collected, utilizing an impairment model known as the current expected credit loss model. In addition, available-for-sale debt securities will no longer use the concept of "other than temporary" when considering credit losses. Under this ASU, entities must use an allowance approach for credit losses on available-for-sale debt securities, and the allowance must be limited to the amount at which a security's fair value is below the amortized cost of the asset. The provisions of this ASU are effective for years beginning after December 15, 2019, with early adoption permitted. We are currently evaluating the impact of this ASU.
In January 2016, the FASB issued ASU 2016-01, Financial Instruments - Overall: Recognition and Measurement of Financial Assets and Financial Liabilities. This ASU modifies how entities measure equity investments and present changes in the fair value of financial liabilities. Upon adoption, investments that do not result in consolidation and are not accounted for under the equity method generally must be carried at fair value, with changes in fair value recognized in net income. As discussed in Note 10, we have approximately $353 million of unrealized gains on these securities recorded in Accumulated other comprehensive loss in our Consolidated Balance Sheet as of December 31, 2016. To the extent currently unrealized gains or losses on these investments are not realized through sale or other actions prior to the date of adoption, these amounts would be recorded directly to retained earnings upon adoption. The provisions of this ASU are effective for years beginning after December 15, 2017.
Inventories and Contracts in Progress. Inventories and contracts in progress are stated at the lower of cost or estimated realizable value and are primarily based on first-in, first-out (FIFO) or average cost methods; however, certain UTC Aerospace Systems and UTC Climate, Controls & Security entities use the last-in, first-out (LIFO) method. If inventories that were valued using the LIFO method had been valued under the FIFO method, they would have been higher by $114 million and $127 million at December 31, 2016 and 2015, respectively.
Costs accumulated against specific contracts or orders are at actual cost. Valuation reserves for excess, obsolete, and slow-moving inventory are estimated by comparing the inventory levels of individual parts to both future sales forecasts or production requirements and historical usage rates in order to identify inventory where the resale value or replacement value is less than inventoriable cost. Other factors that management considers in determining the adequacy of these reserves include whether individual inventory parts meet current specifications and cannot be substituted for a part currently being sold or used as a service part, overall market conditions, and other inventory management initiatives. Manufacturing costs are allocated to current production and firm contracts. Within commercial aerospace, inventory costs attributable to new engine offerings are recognized based on the average cost per unit expected over the life of each contract using the units-of-delivery method of percentage of completion accounting. Under this method, costs of initial engine deliveries in excess of the projected contract per unit average cost are capitalized, and these capitalized amounts are subsequently expensed as additional engine deliveries occur for engines with costs below the projected contract per unit average cost over the life of the contract.
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
Goodwill and Intangible Assets. Goodwill represents costs in excess of fair values assigned to the underlying net assets of acquired businesses. Goodwill and intangible assets deemed to have indefinite lives are not amortized. Goodwill and indefinite‑lived intangible assets are subject to annual impairment testing using the guidance and criteria described in the Intangibles - Goodwill and Other Topic of the FASB ASC. This testing compares carrying values to fair values and, when appropriate, the carrying value of these assets is reduced to fair value.
Intangible assets consist of service portfolios, patents, trademarks/tradenames, customer relationships and other intangible assets including a collaboration asset, as discussed further in Note 2. Acquired intangible assets are recognized at fair value in purchase accounting and then amortized to cost of sales and selling, general & administrative expenses over the applicable useful lives. Also included within other intangible assets are commercial aerospace payments made to secure certain contractual rights to provide product on new aircraft platforms. We classify amortization of such payments as a reduction of sales. Such payments are capitalized when there are distinct rights obtained and there are sufficient incremental cash flows to support the recoverability of the assets established. Otherwise, the applicable portion of the payments are expensed. Consideration paid on these contractual commitments is capitalized when it is no longer conditional.
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

Collaboration assets	30 years
Customer relationships and related programs	1 to 50 years
Purchased service contracts	5 to 25 years
Patents & trademarks	4 to 40 years
Exclusivity assets	5 to 25 years
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
Long-term trade accounts receivable, including unbilled receivables related to long-term aftermarket contracts, are principally amounts arising from the sale of goods and services with a contractual maturity date or realization period of greater than one year and are recognized as "Other assets" in our Consolidated Balance Sheet. Notes and leases receivable represent notes and lease receivables other than receivables related to operating leases, and are recognized as "Customer financing assets" in our Consolidated Balance Sheet. The following table summarizes the balance by class of aerospace business-related long-term receivables as of December 31, 2016 and 2015:

(dollars in millions)	2016	2015
Long-term trade accounts receivable	$926	$903
Notes and leases receivable	430	451
Total long-term receivables	$1,356	$1,354
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
We determine credit ratings for each customer in our portfolio based upon public information and information obtained directly from our customers. We conduct a review of customer credit ratings, published historical credit default rates for different rating categories, and multiple third party aircraft value publications as a basis to validate the reasonableness of the allowance for losses on these balances quarterly or when events and circumstances warrant. Customer credit ratings range from customers with an extremely strong capacity to meet financial obligations, to customers whose uncollateralized receivable is in default. There can be no assurance that actual results will not differ from estimates or that consideration of these factors in the future will not result in an increase or decrease to the allowance for credit losses on long-term receivables. Based upon the customer credit ratings, approximately 13% of our long-term receivables were considered to bear high credit risk as of both December 31, 2016 and 2015. See Note 5 for further discussion of commercial aerospace industry assets and commitments.
Reserves for credit losses on receivables relate to specifically identified receivables that are evaluated individually for impairment. For notes and leases receivable, we determine a specific reserve for exposure based on the difference between the carrying value of the receivable and the estimated fair value of the related collateral in connection with the evaluation of credit risk and collectability. For long-term trade accounts receivable, we evaluate credit risk and collectability individually to determine if an allowance is necessary. Our long-term receivables reflected in the table above, which include reserves of $17 million and $18 million as of December 31, 2016 and 2015, respectively, are individually evaluated for impairment. At both December 31, 2016 and 2015, we did not have any significant balances that are considered to be delinquent, on non-accrual status, past due 90 days or more, or considered to be impaired.
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
Loss provisions on original equipment contracts are recognized to the extent that estimated contract costs exceed the estimated consideration from the products contemplated under the contractual arrangement. For new commitments, we generally record loss provisions at the earlier of contract announcement or contract signing except for certain requirements contracts under which losses are recorded upon receipt of the purchase order which obligates us to perform. For existing commitments, anticipated losses on contracts are recognized in the period in which losses become evident. Products contemplated under contractual arrangements include firm quantities of products sold under contract and, in the large commercial engine and wheels and brakes businesses, future highly probable sales of replacement parts required by regulation that are expected to be sold subsequently for incorporation into the original equipment. In the large commercial engine and wheels and brakes businesses, when the combined original equipment and aftermarket arrangements for each individual sales campaign are profitable, we record original equipment product losses, as applicable, at the time of delivery.
We review our cost estimates on significant contracts on a quarterly basis, and for others, no less frequently than annually or when circumstances change and warrant a modification to a previous estimate. We record changes in contract estimates using the cumulative catch-up method in accordance with the Revenue Recognition Topic of the FASB ASC. Operating profits included significant net unfavorable changes in aerospace contract estimates of approximately $157 million in 2016, primarily the result of unexpected increases in estimated costs related to Pratt & Whitney long term aftermarket contracts.
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
Accounting Standards Update (ASU) 2014-09, Revenue from Contracts with Customers: In May 2014, the FASB issued Accounting Standards Update (ASU) 2014-09, Revenue from Contracts with Customers. In 2015 and 2016, the FASB issued various updates to this ASU as follows:

•	ASU 2015-14, Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date - delays the effective date of ASU 2014-09 by one year.

•
ASU 2016-08, Revenue from Contracts with Customers (Topic 606), Principal versus Agent Considerations (Reporting Revenue Gross versus Net) - clarifies how an entity should identify the unit of accounting (i.e. the specified good or service) for the principal versus agent evaluation and how it should apply the control principle to certain types of arrangements.

•
ASU 2016-10, Revenue from Contracts with Customers (Topic 606), Identifying Performance Obligations and Licensing - clarifies the guidance surrounding licensing arrangements and the identification of performance obligations.

•
ASU 2016-12, Revenue from Contracts with Customers (Topic 606), Narrow-Scope Improvements and Practical Expedients - addresses implementation issues raised by stakeholders concerning collectability, noncash consideration, presentation of sales tax, and transition.

•
ASU 2016-20, Revenue from Contracts with Customers (Topic 606), Technical Corrections and Improvements - addresses loan guarantee fees, impairment testing of contract costs, provisions for losses on certain contracts, and various disclosures.

ASU 2014-09 and its related amendments (collectively, the New Revenue Standard) are effective for reporting periods beginning after December 15, 2017, and interim periods therein, using either of the following transition methods; (i) a full retrospective adoption reflecting the application of the standard in each prior reporting period, or (ii) a modified retrospective approach with the cumulative effect of adopting recognized through retained earnings at the date of adoption.
The New Revenue Standard is expected to change the revenue recognition practices for a number of revenue streams across our businesses, although the most significant impacts will be concentrated within our aerospace units. Several businesses, which currently account for revenue on a “point-in-time basis,” will be required to use an “over time” model as they meet one or more of the mandatory criteria established in the New Revenue Standard. Revenue will be recognized based on percentage-of-completion for repair contracts within both Otis and UTC Climate, Controls & Security; certain U.S. Government aerospace contracts; and aerospace aftermarket service work performed on a time and materials basis. For these businesses, unrecognized sales and operating profits related to the satisfied portion of the performance obligations of contracts in process as of the date of adoption will be recorded through retained earnings. The ongoing effect of recording revenue on a percentage-of-completion basis within these businesses is not expected to be material.
In addition to the forgoing, our aerospace businesses will also incur changes related to the timing of manufacturing cost recognition and certain engineering and development costs. In most circumstances, our commercial aerospace businesses will identify the performance obligation, or the unit of accounting, as the individual original equipment (OEM) unit; revenues and costs to manufacture each unit will be recognized upon OEM unit delivery. Under current practice, the unit of accounting is the contract, and early-contract OEM unit costs in excess of the average expected over the contact are capitalized and amortized over lower-cost units later in the contract. With the adoption of the New Revenue Standard, any deferred unit costs in excess of the contract average will be eliminated through retained earnings and will not be amortized into future earnings. As of December 31, 2016, capitalized deferred unit costs in excess of the contract average are $233 million, which is expected to increase in 2017 prior to adoption of the New Revenue Standard.
In regards to costs incurred for the engineering and development of aerospace products under contract with customers, we generally expense as incurred unless there is a contractually guaranteed right of recovery. Any customer funding received for such efforts is recognized when earned, with the corresponding costs recognized as cost of sales. Under the New Revenue Standard, customer funding of OEM product engineering and development must be deferred and recognized as revenue as the OEM products are delivered to the customer.   There is currently less clarity regarding the accounting for the associated product engineering and development costs.  As such, we are continuing to evaluate whether such costs should continue to be expensed or capitalized as contract fulfillment costs and subsequently amortized.  For contracts that are open as of the adoption date, previously recognized customer funding will be established as a contract liability.
We continue to evaluate the implications of the standard change. We intend to adopt the New Revenue Standard effective January 1, 2018 using the modified retrospective approach.
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
Derivatives used for hedging purposes may be designated and effective as a hedge of the identified risk exposure at the inception of the contract. All derivative instruments are recorded on the balance sheet at fair value. Derivatives used to hedge foreign-currency-denominated balance sheet items are reported directly in earnings along with offsetting transaction gains and losses on the items being hedged. Derivatives used to hedge forecasted cash flows associated with foreign currency commitments or forecasted commodity purchases may be accounted for as cash flow hedges, as deemed appropriate. Gains and losses on derivatives designated as cash flow hedges are recorded in other comprehensive income and reclassified to earnings as a component of product sales or expenses, as applicable, when the hedged transaction occurs. To the extent that a previously designated hedging transaction is no longer an effective hedge, any ineffectiveness measured in the hedging relationship is recorded currently in earnings in the period it occurs. As discussed in Note 14, at December 31, 2016 we have approximately €2.95 billion of Euro-denominated long-term debt and €500 million of outstanding Euro-denominated commercial paper borrowings, which qualify as a net investment hedge against our investments in European businesses.
To the extent the hedge accounting criteria are not met, the foreign currency forward contracts are utilized as economic hedges and changes in the fair value of these contracts are recorded currently in earnings in the period in which they occur. Additional information pertaining to foreign currency forward contracts and net investment hedging is included in Note 14.
Environmental. Environmental investigatory, remediation, operating and maintenance costs are accrued when it is probable that a liability has been incurred and the amount can be reasonably estimated. The most likely cost to be incurred is accrued based on an evaluation of currently available facts with respect to each individual site, including existing technology, current laws and regulations and prior remediation experience. Where no amount within a range of estimates is more likely, the minimum is accrued. For sites with multiple responsible parties, we consider our likely proportionate share of the anticipated remediation costs and the ability of the other parties to fulfill their obligations in establishing a provision for those costs. Liabilities with fixed or reliably determinable future cash payments are discounted. Accrued environmental liabilities are not reduced by potential insurance reimbursements. See Note 18 for additional details on the environmental remediation activities.
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
Product Performance Obligations. We extend performance and operating cost guarantees beyond our normal service and warranty policies for extended periods on some of our products, particularly commercial aircraft engines. Liability under such guarantees is based upon future product performance and durability. We accrue for such costs that are probable and can be reasonably estimated. In addition, we incur discretionary costs to service our products in connection with product performance issues. The costs associated with these product performance and operating cost guarantees require estimates over the full terms of the agreements, and require management to consider factors such as the extent of future maintenance requirements and the future cost of material and labor to perform the services. These cost estimates are largely based upon historical experience. See Note 17 for further discussion.
Collaborative Arrangements. In view of the risks and costs associated with developing new engines, Pratt & Whitney has entered into certain collaboration arrangements in which sales, costs and risks are shared. Sales generated from engine programs, spare parts, and aftermarket business under collaboration arrangements are recorded as earned in our financial statements. Amounts attributable to our collaborators for their share of sales are recorded as an expense in our financial statements based upon the terms and nature of the arrangement. Costs associated with engine programs under collaborative arrangements are expensed as incurred. Under these arrangements, collaborators contribute their program share of engine parts, incur their own production costs and make certain payments to Pratt & Whitney for shared or joint program costs. The reimbursement of the collaborators' share of program costs is recorded as a reduction of the related expense item at that time. As of December 31, 2016, the collaborators' interests in all commercial engine programs ranged from 14% to 50%, inclusive of a portion of Pratt & Whitney's interests held by other participants. Pratt & Whitney is the principal participant in all existing collaborative arrangements. There are no individually significant collaborative arrangements and none of the collaborators exceed a 31% share in an individual program. The following table illustrates the income statement classification and amounts attributable to transactions arising from the collaborative arrangements between participants for each period presented:

(dollars in millions)	2016	2015	2014
Collaborator share of sales:
Cost of products sold	$1,700	$1,547	$1,778
Cost of services sold	675	652	354
Collaborator share of program costs (reimbursement of expenses incurred):
Cost of products sold	(108)	(104)	(103)
Research and development	(184)	(248)	(122)
Selling, general and administrative	(5)	(5)	(4)
Accounting Pronouncements. In October 2016, the FASB issued ASU 2016-16, Income Taxes (Topic 740): Intra-Entity Transfers of Assets Other Than Inventory. This ASU requires the income tax consequences of an intra-entity transfer of an asset, other than inventory, to be recognized when the transfer occurs. Two common examples of assets included in the scope of this update are intellectual property and property, plant, and equipment. The provisions of this ASU are effective for years beginning after December 15, 2017, with early adoption permitted. We are currently evaluating the impact of this ASU.
In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments. This ASU is intended to reduce diversity in practice in presentation and classification of certain cash receipts and cash payments by providing guidance on eight specific cash flow issues, including requirements that 1) cash payments for debt prepayment or debt extinguishment costs be classified as cash outflows for financing activities; and 2) for cash receipts and payments that have aspects of more than one class of cash flows, each separately identifiable source or use within the cash receipts and payments should be classified on the basis of their underlying nature in financing, investing, or operating activities. In November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash. This ASU requires that restricted cash be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The provisions of ASU 2016-15 and ASU 2016-18 are effective for years beginning after December 15, 2017, with early adoption permitted. We have elected to early adopt the requirements of these ASUs effective December 31, 2016. Cash flow amounts for all periods presented have been updated to comply with the retrospective transition method, required by these ASUs upon adoption. As discussed in Note 9, for the year ended December 31, 2016, approximately $164 million in debt extinguishment costs have been classified as financing cash outflows in accordance with these updates. Additionally, cash flows provided by operating activities of continuing operations, attributable to changes in inventories and contracts in progress, and cash flows used in investing activities of continuing operations attributable to increases in customer financing assets for the year ended December 31, 2015 increased by approximately $78 million as a result of the required retrospective transition method of these updates. Other updates made as a result of adoption of these ASUs had an immaterial impact to the Consolidated Statement of Cash Flows.
In March 2016, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2016-09, Compensation - Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting, which amends the accounting for employee share-based payment transactions to require recognition of the tax effects resulting from the settlement of stock-based awards as income tax expense or benefit in the income statement in the reporting period in which they occur. The ASU also requires that all tax-related cash flows resulting from share-based payments, including the excess tax benefits related to the settlement of stock-based awards, be classified as cash flows from operating activities, and that cash paid by directly withholding shares for tax withholding purposes be classified as a financing activity in the statement of cash flows. In addition, the ASU also allows companies to make an accounting policy election to either estimate the number of awards that are expected to vest, consistent with current U.S. GAAP, or account for forfeitures when they occur. The new standard is effective for annual reporting periods beginning after December 15, 2016 with early adoption permitted. We elected to early adopt the requirements of the amended standard in the third quarter of 2016 and are therefore required to report the impacts as though adopted on January 1, 2016. Accordingly, we recognized additional income tax benefits of approximately $22 million for the year ended December 31, 2016. In addition, we recognized the additional income tax benefits and cash paid by directly withholding shares for tax withholding purposes of approximately $19 million for the year ended December 31, 2016 as an increase in net cash flows provided by operating activities of continuing operations, and an increase in net cash flows used in financing activities of continuing operations. There is no change to our accounting policy with respect to estimation of forfeitures.
In February 2016, the FASB issued ASU 2016- 02, Leases (Topic 842). The new standard establishes a right-of-use (ROU) model that requires a lessee to record a ROU asset and a lease liability on the balance sheet for all leases with terms longer than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the Consolidated Statement of Operations. In addition, this standard requires a lessor to classify leases as either sales-type, finance or operating. A lease will be treated as a sale if it transfers all of the risks and rewards, as well as control of the underlying asset, to the lessee. If risks and rewards are conveyed without the transfer of control, the lease is treated as financing. If the lessor doesn’t convey risks and rewards or control, the lease is treated as operating.
The new standard is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. A modified retrospective transition approach is required for lessees for capital and operating leases and lessors for sales-type, direct financing, and operating leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements, with certain practical expedients available. While we are still evaluating the impact of our pending adoption of the new standard on our consolidated financial statements, we expect that upon adoption we will recognize ROU assets and lease liabilities and that the amounts could be material. We do not expect the ASU to have a material impact on our cash flows or results of operations.
NOTE 2: BUSINESS ACQUISITIONS, DISPOSITIONS, GOODWILL AND INTANGIBLE ASSETS
Business Acquisitions and Dispositions. As discussed further in Note 3, on November 6, 2015, we completed the sale of Sikorsky to Lockheed Martin Corp. for approximately $9.1 billion in cash.
Our investments in businesses in 2016, 2015 and 2014 totaled $712 million (including debt assumed of $2 million), $556 million (including debt assumed of $18 million) and $530 million (including debt assumed of $128 million), respectively. Our investments in businesses in 2016 consisted of the acquisition of a majority interest in an Italian heating products and services company by UTC Climate, Controls & Security, the acquisition of a Japanese services company by Otis and a number of small acquisitions, primarily in our commercial businesses. Our investments in businesses in 2015 consisted of the acquisition of the majority interest in a UTC Climate, Controls & Security business, the acquisition of an imaging technology company by UTC Aerospace Systems, and a number of small acquisitions, primarily in our commercial businesses. Our investments in businesses in 2014 consisted of the acquisition of the majority interest in a Pratt & Whitney joint venture and a number of small acquisitions, primarily in our commercial businesses.
Goodwill. The changes in the carrying amount of goodwill, by segment, in 2016 are as follows:

(dollars in millions)	Balance as of January 1, 2016	Goodwill resulting from business combinations	Foreign currency translation and other	Balance as of December 31, 2016
Otis	$1,566	$60	$(51)	$1,575
UTC Climate, Controls & Security	9,458	473	(444)	9,487
Pratt & Whitney	1,515	—	(4)	1,511
UTC Aerospace Systems	14,759	35	(311)	14,483
Total Segments	27,298	568	(810)	27,056
Eliminations and other	3	—	—	3
Total	$27,301	$568	$(810)	$27,059
Intangible Assets. Identifiable intangible assets are comprised of the following:

	2016		2015
(dollars in millions)	Gross Amount	Accumulated Amortization	Gross Amount	Accumulated Amortization
Amortized:
Service portfolios	$1,995	$(1,344)	$1,977	$(1,307)
Patents and trademarks	378	(201)	361	(189)
Collaboration intangible assets	3,724	(211)	3,336	(86)
Customer relationships and other	12,798	(3,480)	12,430	(2,988)
	18,895	(5,236)	18,104	(4,570)
Unamortized:
Trademarks and other	2,025	—	2,069	—
Total	$20,920	$(5,236)	$20,173	$(4,570)
Customer relationship intangible assets include payments made to our customers to secure certain contractual rights. Such payments are capitalized when there are distinct rights obtained and there are sufficient incremental cash flows to support the recoverability of the assets established. Otherwise, the applicable portion of the payments are expensed. We amortize these intangible assets based on the underlying pattern of economic benefit, which typically results in an amortization method other than straight-line. We classify amortization of such payments as a reduction of sales. Amortization of intangible assets was $778 million, $722 million and $713 million in 2016, 2015 and 2014, respectively. The collaboration intangible assets are amortized based upon the economic pattern of benefits as represented by the underlying cash flows. The following is the expected amortization of intangible assets for 2017 through 2021, which reflects the pattern of economic benefit on certain aerospace intangible assets:

(dollars in millions)	2017	2018	2019	2020	2021
Amortization expense	$809	$865	$878	$859	$829
NOTE 3: DISCONTINUED OPERATIONS
On November 6, 2015 we completed the sale of Sikorsky to Lockheed Martin Corp. for $9.1 billion in cash. Accordingly, the results of operations and the cash flows related to Sikorsky have been classified in Discontinued Operations in our Consolidated Statements of Operations, Comprehensive Income and Cash Flows for all periods presented. In 2016, we recognized approximately $13 million of additional gain on the disposal, primarily resulting from the settlement of working capital adjustments. In 2016, we recognized approximately $24 million of income tax expense, including the impacts related to filing Sikorsky's 2015 tax returns. Net cash outflows from discontinued operations of approximately $2.5 billion for the year ended December 31, 2016 were primarily due to the payment of taxes related to the 2015 gain realized on the sale of Sikorsky.
The following summarized financial information has been segregated from continuing operations and reported as Discontinued Operations:

Income (Expense)
(dollars in millions)	2016	2015	2014
Discontinued Operations:
Net Sales	$—	$4,949	$7,452
Cost of Sales	—	(4,152)	(6,801)
Research and development	—	(150)	(160)
Selling, general and administrative	1	(315)	(328)
Pension curtailment	—	(110)	—
Other income, net	—	30	12
Income from operations	1	252	175
Gain on disposal	13	6,042	—
Income tax expense	(24)	(2,684)	(20)
(Loss) income from discontinued operations	$(10)	$3,610	$155
UTC and its business segments have historically had sales to Sikorsky and purchases from Sikorsky, in the normal course of business, which were eliminated in consolidation. Net sales to Sikorsky were $138 million and $235 million for the years ended December 31, 2015 and 2014, respectively. Purchases from Sikorsky included in cost of products and services sold were $25 million and $17 million for the years ended December 31, 2015 and 2014, respectively.

NOTE 4: EARNINGS PER SHARE

(dollars in millions, except per share amounts; shares in millions)	2016	2015	2014
Net income attributable to common shareowners:
Net income from continuing operations	$5,065	$3,996	$6,066
Net (loss) income from discontinued operations	(10)	3,612	154
Net income attributable to common shareowners	$5,055	$7,608	$6,220
Basic weighted average number of shares outstanding	818.2	872.7	898.3
Stock awards	7.9	10.5	13.3
Diluted weighted average number of shares outstanding	826.1	883.2	911.6
Earnings Per Share of Common Stock—Basic:
Net income from continuing operations	$6.19	$4.58	$6.75
Net (loss) income from discontinued operations	(0.01)	4.14	0.17
Net income attributable to common shareowners	6.18	8.72	6.92
Earnings Per Share of Common Stock—Diluted:
Net income from continuing operations	$6.13	$4.53	$6.65
Net (loss) income from discontinued operations	(0.01)	4.09	0.17
Net income attributable to common shareowners	6.12	8.61	6.82
The computation of diluted earnings per share excludes the effect of the potential exercise of stock awards, including stock appreciation rights and stock options, when the average market price of the common stock is lower than the exercise price of the related stock awards during the period. These outstanding stock awards are not included in the computation of diluted earnings per share because the effect would have been anti-dilutive. For 2016, 2015 and 2014, there were 14.5 million, 9.7 million and 3.5 million anti-dilutive stock awards excluded from the computation, respectively.
NOTE 5: COMMERCIAL AEROSPACE INDUSTRY ASSETS AND COMMITMENTS
We have receivables and other financing assets with commercial aerospace industry customers totaling $7,222 million and $6,143 million at December 31, 2016 and 2015, respectively. These include customer financing assets related to commercial aerospace industry customers, consisting of products under lease of $939 million and $537 million, and notes and leases receivable of $497 million and $566 million, at December 31, 2016 and 2015, respectively.
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
We also have other contractual commitments, including commitments to secure certain contractual rights to provide products on new aircraft platforms, which are included in "Other commercial aerospace commitments" in the table below. Such payments are capitalized when there are distinct rights obtained and there are sufficient incremental cash flows to support the recoverability of the assets established. Otherwise, the applicable portion of the payments are expensed. Payments capitalized are included in intangible assets and are amortized over the term of underlying economic benefit. Our commercial aerospace financing and other contractual commitments as of December 31, 2016 were approximately $14.4 billion. We have entered into certain collaboration arrangements, which may include participation by our collaboration partners in these commitments.

The following is the expected maturity of commercial aerospace industry assets and commitments as of December 31, 2016:

(dollars in millions)	Committed	2017	2018	2019	2020	2021	Thereafter
Notes and leases receivable	$497	$51	$24	$47	$79	$32	$264
Commercial aerospace financing commitments	$2,358	$435	$521	$416	$354	$287	$345
Other commercial aerospace commitments	12,063	860	973	738	706	730	8,056
Collaboration partners' share	(4,608)	(386)	(479)	(322)	(271)	(250)	(2,900)
Total commercial commitments	$9,813	$909	$1,015	$832	$789	$767	$5,501
In connection with our 2012 agreement to acquire Rolls-Royce's ownership and collaboration interests in IAE, additional payments are due to Rolls-Royce contingent upon each hour flown through June 2027 by the V2500-powered aircraft in service as of the acquisition date.These flight hour payments, included in "Other commercial aerospace commitments" in the table above, are being capitalized as collaboration intangible assets.
Our financing commitments with customers are contingent upon maintenance of certain levels of financial condition by the customers. In addition, we have residual value and other guarantees of $348 million as of December 31, 2016.
We have long-term aftermarket maintenance contracts with commercial aerospace industry customers for which revenue is recognized in proportion to actual costs incurred relative to total expected costs to be incurred over the respective contract periods. Billings, however, are typically based on factors such as engine flight hours. The timing differences between the billings and the maintenance costs incurred generates both unbilled receivables and deferred revenues. Unbilled receivables under these long-term aftermarket contracts totaled $1,169 million and $1,091 million at December 31, 2016 and 2015, respectively, and are included in Accounts receivable and Other assets in the accompanying Consolidated Balance Sheet. Deferred revenues totaled $4,288 million and $3,502 million at December 31, 2016 and 2015, respectively, and are included in Accrued liabilities and Other long-term liabilities in the accompanying Consolidated Balance Sheet.
Reserves related to aerospace notes and leases receivable were $16 million and $17 million at December 31, 2016 and 2015, respectively. Reserves related to aerospace receivables and other financing assets were $157 million and $200 million at December 31, 2016 and 2015, respectively. Reserves related to financing commitments and guarantees were $36 million and $47 million at December 31, 2016 and 2015, respectively.

In addition, in connection with the 2012 Goodrich acquisition, we recorded assumed liabilities of approximately $2.2 billion related to customer contractual obligations on certain OEM development programs where the expected costs exceeded the expected revenue under contract. These liabilities are being liquidated in accordance with the underlying economic pattern of obligations, as reflected by the net cash outflows incurred on the OEM contracts. Total consumption of the contractual obligations was approximately $213 million and $193 million in 2016 and 2015, respectively. Expected consumption of the contractual obligations is as follows: $251 million in 2017, $248 million in 2018, $222 million in 2019, $149 million in 2020, $83 million in 2021 and $250 million thereafter.

NOTE 6: INVENTORIES & CONTRACTS IN PROGRESS

(dollars in millions)	2016	2015
Raw materials	$2,040	$2,037
Work-in-process	2,787	2,422
Finished goods	3,305	3,183
Contracts in progress	9,395	8,668
	17,527	16,310
Less:
Progress payments, secured by lien, on U.S. Government contracts	(130)	(239)
Billings on contracts in progress	(8,693)	(7,936)
	$8,704	$8,135

Raw materials, work-in-process and finished goods are net of valuation reserves of $877 million and $760 million as of December 31, 2016 and 2015, respectively. Contracts in progress principally relate to elevator and escalator contracts and include costs of manufactured components, accumulated installation costs and estimated earnings on incomplete contracts.
Inventories also include capitalized contract development costs related to certain aerospace programs at UTC Aerospace Systems. As of December 31, 2016 and 2015, these capitalized costs were $140 million and $152 million, respectively, which are being liquidated as production units are delivered to the customer. In addition, within commercial aerospace, inventory costs attributable to new engine offerings are recognized based on the average cost per unit expected over the life of each contract using the units-of-delivery method of percentage of completion accounting. Under this method, costs of initial engine deliveries in excess of the projected contract per unit average cost are capitalized, and these capitalized amounts are subsequently expensed as additional engine deliveries occur for engines with costs below the projected contract per unit average cost over the life of the contract. As of December 31, 2016 and 2015, inventories included $233 million and $13 million, respectively, of such capitalized amounts.
Our sales contracts in many cases are long-term contracts expected to be performed over periods exceeding twelve months. At December 31, 2016 and 2015, approximately 68% and 67% respectively, of total inventories and contracts in progress have been acquired or manufactured under such long-term contracts, with approximately 41% scheduled for delivery within the succeeding twelve months for both 2016 and 2015.
NOTE 7: FIXED ASSETS

(dollars in millions)	Estimated Useful Lives	2016	2015
Land		$392	$384
Buildings and improvements	12-40 years	5,180	5,030
Machinery, tools and equipment	3-20 years	12,471	11,717
Other, including assets under construction		1,426	1,363
		19,469	18,494
Accumulated depreciation		(10,311)	(9,762)
		$9,158	$8,732
Depreciation expense was $1,105 million in 2016, $1,068 million in 2015 and $1,043 million in 2014.
NOTE 8: ACCRUED LIABILITIES

(dollars in millions)	2016	2015
Advances on sales contracts and service billings	$4,217	$3,952
Accrued salaries, wages and employee benefits	1,608	1,543
Service and warranty accruals	555	546
Litigation and contract matters	488	482
Interest payable	395	391
Income taxes payable	382	2,498
Accrued property, sales and use taxes	289	292
Canadian government settlement - current portion	245	241
Insurance accruals	217	204
Accrued restructuring costs	210	334
Accrued workers compensation	208	212
Other	3,405	3,943
	$12,219	$14,638
Income taxes payable as of December 31, 2015 includes taxes payable related to the gain on the sale of Sikorsky, which were substantially paid in 2016.

The Canadian government has historically provided research and development support under certain Pratt & Whitney Canada programs, where repayment, if any, is made in the form of royalties, conditioned upon the achievement of certain financial targets including specific aircraft engine sales, total aircraft engine sales volume and total year-over-year sales growth of the entity receiving the government funding. On December 30, 2015, Pratt & Whitney Canada and federal and provincial Canadian government agencies entered into amendments of certain government research and development support arrangements. Under the amendments, Pratt & Whitney Canada agreed to make four annual payments of approximately $327 million Canadian (approximately $245 million at December 2016) each, commencing in the first quarter of 2016, to fully settle and terminate Pratt & Whitney Canada's future contractual obligations to pay royalties to these agencies that had previously been contingent upon future engine deliveries and Pratt & Whitney Canada sales; to maintain its commitments to perform certain assembly, test and manufacturing operations in Canada; and to provide support of innovation and research and development through initiatives with post-secondary institutions and key industry associations in Canada over a fourteen year period. As a result of the amendments to these contractual arrangements, Pratt & Whitney recorded a charge and related discounted obligation of $867 million in the fourth quarter of 2015.
The Canadian government settlement included in the table above represents amounts expected to be paid under this agreement in 2017, with the remaining provision of approximately $477 million and $626 million included in Other long-term liabilities in the accompanying Consolidated Balance Sheet as of December 31, 2016 and 2015, respectively.
NOTE 9: BORROWINGS AND LINES OF CREDIT

(dollars in millions)	2016	2015
Short-term borrowings:
Commercial paper	$522	$727
Other borrowings	79	199
Total short-term borrowings	$601	$926
At December 31, 2016, we had revolving credit agreements with various banks permitting aggregate borrowings of up to $4.35 billion pursuant to a $2.20 billion revolving credit agreement and a $2.15 billion multicurrency revolving credit agreement, both of which expire in August 2021. As of December 31, 2016, there were no borrowings under either of these revolving credit agreements. The undrawn portions of these revolving credit agreements are also available to serve as backup facilities for the issuance of commercial paper. As of December 31, 2016, our maximum commercial paper borrowing limit was $4.35 billion. Commercial paper borrowings at December 31, 2016 reflect approximately €500 million ($522 million) of Euro-denominated commercial paper. We use our commercial paper borrowings for general corporate purposes, including the funding of potential acquisitions and repurchases of our common stock. The need for commercial paper borrowings arises when the use of domestic cash for acquisitions, dividends, and share repurchases exceeds the sum of domestic cash generation and foreign cash repatriated to the U.S.
At December 31, 2016, approximately $1.5 billion was available under short-term lines of credit with local banks at our various domestic and international subsidiaries. The weighted-average interest rates applicable to short-term borrowings and total debt were as follows:

	2016	2015
Average interest expense rate - average outstanding borrowings during the year:
Short-term borrowings	1.3%	0.6%
Total debt	4.1%	4.1%

Average interest expense rate - outstanding borrowings as of December 31:
Short-term borrowings	0.6%	0.8%
Total debt	3.7%	4.4%
Long-term debt consisted of the following as of December 31:

(dollars in millions)	2016	2015
5.375% notes due 2017 [1]	—	1,000
1.800% notes due 2017 [1]	1,500	1,500
EURIBOR plus 0.80% floating rate notes due 2018 (€750 million principal value) [2]	783	—
1.778% junior subordinated notes due 2018	1,100	1,100
6.800% notes due 2018	99	99
LIBOR plus 0.350% floating rate notes due 2019 [3]	350	—
1.500% notes due 2019 [1]	650	—
6.125% notes due 2019 [1]	—	1,250
8.875% notes due 2019	271	271
4.500% notes due 2020 [1]	1,250	1,250
4.875% notes due 2020	171	171
1.950% notes due 2021 [1]	750	—
1.125% notes due 2021 (€950 million principal value) [4]	992	—
8.750% notes due 2021	250	250
3.100% notes due 2022 [1]	2,300	2,300
1.250% notes due 2023 (€750 million principal value) [4]	783	817
1.875% notes due 2026 (€500 million principal value) [4]	522	—
2.650% notes due 2026 [1]	1,150	—
7.100% notes due 2027	141	141
6.700% notes due 2028	400	400
7.500% notes due 2029 [1]	550	550
5.400% notes due 2035 [1]	600	600
6.050% notes due 2036 [1]	600	600
6.800% notes due 2036	134	134
7.000% notes due 2038	159	159
6.125% notes due 2038 [1]	1,000	1,000
5.700% notes due 2040 [1]	1,000	1,000
4.500% notes due 2042 [1]	3,500	3,500
4.150% notes due 2045 [1]	850	850
3.750% notes due 2046 [1]	1,100	—
Project financing obligations	155	191
Other (including capitalized leases)	189	306
Total principal long-term debt	23,299	19,439
Other (fair market value adjustments, discounts and debt issuance costs)	1	60
Total long-term debt	23,300	19,499
Less: current portion	1,603	179
Long-term debt, net of current portion	$21,697	$19,320

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

2
The three-month EURIBOR rate as of December 30, 2016 was approximately -0.319%. The notes may be redeemed at our option in whole, but not in part, at any time in the event of certain developments affecting U.S. taxation.

3	The three-month LIBOR rate as of December 30, 2016 was approximately 0.998%.

4
We may redeem these notes, in whole or in part, at our option at any time. If redeemed earlier than three months prior to the stated maturity date, the redemption price in Euro shall equal the greater of 100% of the principal amount of the notes to be redeemed or the sum of the present values of the remaining scheduled payments of principal and interest on the notes to be redeemed, discounted to the redemption date on an annual basis at a rate based upon a comparable German federal government bond whose maturity is closest to the maturity of the notes plus 15-30 basis points. In addition, the notes may be redeemed at our option in whole, but not in part, at any time in the event of certain developments affecting U.S. taxation.

On December 1, 2016, we redeemed all outstanding 5.375% notes due in 2017, representing $1.0 billion in aggregate principal, and all outstanding 6.125% notes due in 2019, representing $1.25 billion in aggregate principal, under our redemption notice issued on November 1, 2016. A combined net extinguishment loss of approximately $164 million was recognized within Interest expense, net in the accompanying Consolidated Statement of Operations.
On November 1, 2016, we issued $650 million aggregate principal amount of 1.500% notes due 2019, $750 million aggregate principal amount of 1.950% notes due 2021, $1,150 million aggregate principal amount of 2.650% notes due 2026, $1,100 million aggregate principal amount of 3.750% notes due 2046 and $350 million aggregate principal amount of floating rate notes due 2019. We used the net proceeds received from these issuances to fund the redemption price of the 5.375% notes due 2017 and the 6.125% notes due 2019, to fund the repayment of commercial paper, and for other general corporate purposes.
On February 22, 2016, we issued €950 million aggregate principal amount of 1.125% notes due 2021, €500 million aggregate principal amount of 1.875% notes due 2026 and €750 million aggregate principal amount of floating rate notes due 2018. The net proceeds from these debt issuances were used for general corporate purposes.
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
The project financing obligations included in the table above are associated with the sale of rights to unbilled revenues related to the ongoing activity of an entity owned by UTC Climate, Controls & Security. The percentage of total short-term borrowings and long-term debt at variable interest rates was 7% and 5% at December 31, 2016 and 2015, respectively. Interest rates on our commercial paper borrowings are considered variable due to their short-term duration and high-frequency of turnover.
The average maturity of our long-term debt at December 31, 2016 is approximately ten years. The schedule of principal payments required on long-term debt for the next five years and thereafter is:

(dollars in millions)
2017	$1,603
2018	2,012
2019	1,299
2020	1,460
2021	2,034
Thereafter	14,891
Total	$23,299
On April 29, 2016, we renewed our universal shelf registration statement filed with the Securities and Exchange Commission (SEC) for an indeterminate amount of equity and debt securities for future issuance, subject to our internal limitations on the amount of equity and debt to be issued under this shelf registration statement.
NOTE 10: EQUITY
On November 11, 2015, we entered into ASR agreements to repurchase an aggregate of $6.0 billion of our common stock utilizing the net after-tax proceeds from the sale of Sikorsky. Under the terms of the ASR agreements, we made the aggregate payments and received an initial delivery of approximately 51.9 million shares of our common stock, representing approximately 85% of the shares expected to be repurchased. In 2016, the shares associated with the remaining portion of the aggregate purchase were settled upon final delivery to us of approximately 10.1 million additional shares of common stock. Including the remaining shares settled in 2016, the final price under the November 11, 2015 ASR was $96.74 per share.

On March 13, 2015, we entered into ASR agreements to repurchase an aggregate of $2.65 billion of our common stock. Under the terms of the ASR agreements, we made the aggregate payments and received an initial delivery of approximately 18.6 million shares of our common stock, representing approximately 85% of the shares expected to be repurchased. On July 31, 2015, the shares associated with the remaining portion of the aggregate purchase were settled upon final delivery of approximately 4.2 million additional shares of common stock. Including the remaining shares settled on July 31, 2015, the final price under the ASR was $116.11 per share.
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
A summary of the changes in each component of accumulated other comprehensive (loss) income, net of tax for the years ended December 31, 2016 and 2015 is provided below:

(dollars in millions)	Foreign Currency Translation	Defined Benefit Pension and Postretirement Plans	Unrealized Gains (Losses) on Available-for- Sale Securities	Unrealized Hedging (Losses) Gains	Accumulated Other Comprehensive (Loss) Income
Balance at December 31, 2014	$(1,051)	$(5,709)	$308	$(209)	$(6,661)
Other comprehensive (loss) income before reclassifications, net	(1,429)	32	16	(298)	(1,679)
Amounts reclassified, pre-tax	42	867	(54)	234	1,089
Tax (benefit) expense reclassified	—	(325)	23	(66)	(368)
Balance at December 31, 2015	$(2,438)	$(5,135)	$293	$(339)	$(7,619)
Other comprehensive (loss) income before reclassifications, net	(1,042)	(247)	119	54	(1,116)
Amounts reclassified, pre-tax	—	535	(94)	171	612
Tax (benefit) expense reclassified	—	(198)	35	(48)	(211)
Balance at December 31, 2016	$(3,480)	$(5,045)	$353	$(162)	$(8,334)
Amounts reclassified related to our defined benefit pension and postretirement plans include amortization of prior service costs and actuarial net losses recognized during each period presented. These costs are recorded as components of net periodic pension cost for each period presented (see Note 12 for additional details).
Changes in noncontrolling interests that do not result in a change of control, and where there is a difference between fair value and carrying value, are accounted for as equity transactions. The pro-forma (decrease) increase in Net income attributable to common shareowners would have been $(8) million, $12 million and $(71) million for the years ended December 31, 2016, 2015 and 2014, respectively, had they been recorded through net income.
NOTE 11: INCOME TAXES
Income Before Income Taxes. The sources of income from continuing operations before income taxes are:

(dollars in millions)	2016	2015	2014
United States	$2,534	$2,782	$4,165
Foreign	4,599	3,685	4,547
	$7,133	$6,467	$8,712
With few exceptions, U.S. income taxes have not been provided on undistributed earnings of UTC's international subsidiaries. These earnings relate to ongoing operations and were approximately $31 billion as of December 31, 2016. It is not practicable to estimate the amount of tax that might be payable. We intend to reinvest these earnings permanently outside the U.S. or to repatriate the earnings only when it is tax effective to do so.
Provision for Income Taxes. The income tax expense (benefit) for the years ended December 31, 2016, 2015 and 2014 consisted of the following components:

(dollars in millions)	2016	2015	2014
Current:
United States:
Federal	$30	$328	$319
State	(21)	(37)	38
Foreign	1,290	1,158	1,484
	1,299	1,449	1,841
Future:
United States:
Federal	318	712	421
State	134	109	(23)
Foreign	(54)	(159)	5
	398	662	403
Income tax expense	$1,697	$2,111	$2,244
Attributable to items credited (charged) to equity	$(299)	$(114)	$1,535
Reconciliation of Effective Income Tax Rate. Differences between effective income tax rates and the statutory U.S. federal income tax rate are as follows:

	2016	2015	2014
Statutory U.S. federal income tax rate	35.0%	35.0%	35.0%
Tax on international activities	(8.1)%	(2.0)%	(3.3)%
Tax audit settlements	(2.9)%	—	(4.3)%
Other	(0.2)%	(0.4)%	(1.6)%
Effective income tax rate	23.8%	32.6%	25.8%
The 2016 effective tax rate reflects $206 million of favorable adjustments related to the conclusion of the review by the Examination Division of the Internal Revenue Service of both the UTC 2011 and 2012 tax years and the Goodrich Corporation 2011 and 2012 tax years through the date of its acquisition as well as the absence of 2015 items described below. In addition, at the end of 2016 France enacted a tax law change reducing its corporate income tax rate which resulted in a tax benefit of $25 million.
The 2015 effective tax rate reflects an unfavorable tax adjustment of $274 million related to the repatriation of certain foreign earnings, the majority of which were 2015 current year earnings, and a favorable adjustment of approximately $45 million related to a non-taxable gain recorded in the first quarter. France, the U.K. and certain U.S. states enacted tax law changes in the fourth quarter which resulted in a net incremental cost of approximately $68 million in 2015.
The 2014 effective tax rate reflects favorable tax adjustments of $371 million related to the conclusion of the examination of UTC's 2009 - 2010 tax years, the resolution of disputed tax matters with the Appeals Division of the IRS for UTC's 2006 - 2008 tax years, the conclusion of the State of Connecticut's review of UTC's 2010 - 2012 tax years and the conclusion of the Canada Revenue Agency's examination of the company's research credits claimed in 2006 - 2012. Also included was a favorable tax adjustment of $175 million associated with management’s decision to repatriate additional high taxed dividends from the current year. These were partially offset by an unfavorable tax adjustment of approximately $265 million related to the 1998 reorganization of the corporate structure of Otis operations in Germany, a matter which is currently in litigation. This is reported in the table above in tax on international activities.
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

The tax effects of temporary differences and tax carryforwards which gave rise to future income tax benefits and payables at December 31, 2016 and 2015 are as follows:

(dollars in millions)	2016	2015
Future income tax benefits:
Insurance and employee benefits	$2,382	$2,650
Other asset basis differences	1,098	1,199
Other liability basis differences	1,403	1,543
Tax loss carryforwards	494	528
Tax credit carryforwards	873	872
Valuation allowances	(545)	(591)
	$5,705	$6,201
Future income taxes payable:
Other asset basis differences	$5,376	$5,324
Other items, net	364	531
	$5,740	$5,855

Valuation allowances have been established primarily for tax credit carryforwards, tax loss carryforwards, and certain foreign temporary differences to reduce the future income tax benefits to expected realizable amounts.
Tax Credit and Loss Carryforwards. At December 31, 2016, tax credit carryforwards, principally state and foreign, and tax loss carryforwards, principally state and foreign, were as follows:

(dollars in millions)	Tax Credit Carryforwards	Tax Loss Carryforwards
Expiration period:
2017-2021	$12	$317
2022-2026	13	187
2027-2036	219	363
Indefinite	629	1,780
Total	$873	$2,647
Unrecognized Tax Benefits. At December 31, 2016, we had gross tax-effected unrecognized tax benefits of $1,086 million, all of which, if recognized, would impact the effective tax rate. A reconciliation of the beginning and ending amounts of unrecognized tax benefits and interest expense related to unrecognized tax benefits for the years ended December 31, 2016, 2015 and 2014 is as follows:

(dollars in millions)	2016	2015	2014
Balance at January 1	$1,169	$1,089	$1,223
Additions for tax positions related to the current year	69	206	164
Additions for tax positions of prior years	167	99	435
Reductions for tax positions of prior years	(61)	(101)	(47)
Settlements	(258)	(124)	(686)
Balance at December 31	$1,086	$1,169	$1,089
Gross interest expense related to unrecognized tax benefits	$41	$39	$180
Total accrued interest balance at December 31	$185	$176	$292
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

We conduct business globally and, as a result, UTC or one or more of our subsidiaries files income tax returns in the U.S. federal jurisdiction and various state and foreign jurisdictions. In the normal course of business we are subject to examination by taxing authorities throughout the world, including such major jurisdictions as Australia, Belgium, Brazil, Canada, China, France, Germany, Hong Kong, India, Italy, Japan, Mexico, Netherlands, Poland, Singapore, South Korea, Spain, Switzerland, and the United Kingdom and the United States. With few exceptions, we are no longer subject to U.S. federal, state and local, or non-U.S. income tax examinations for years before 2005.
During the quarter ended December 31, 2016, the Company recognized a noncash gain of approximately $172 million, including a pre-tax interest adjustment of $22 million, as a result of the closure of the audit by the Examination Division of the Internal Revenue Service (IRS) of UTC tax years 2011 and 2012. The IRS has notified the Company of its intention to begin an audit of tax year 2014 during the first quarter of 2017.
During the quarter ended September 30, 2016, the Company recognized a noncash gain of approximately $58 million, primarily tax, as a result of the closure of the audit by the Examination Division of the IRS of Goodrich Corporation tax years 2011 and 2012 through the date of acquisition by UTC.
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
It is reasonably possible that over the next 12 months the amount of unrecognized tax benefits may change within a range of a net increase of $50 million to a net decrease of $495 million as a result of additional worldwide uncertain tax positions, the revaluation of current uncertain tax positions arising from developments in examinations, in appeals, or in the courts, or the closure of tax statutes.
See Note 18 "Contingent Liabilities" for discussion regarding uncertain tax positions, included in the above range, related to pending litigation with respect to certain deductions claimed in Germany.

NOTE 12: EMPLOYEE BENEFIT PLANS
We sponsor numerous domestic and foreign employee benefit plans, which are discussed below.
Employee Savings Plans. We sponsor various employee savings plans. Our contributions to employer sponsored defined contribution plans were $318 million, $356 million and $330 million for 2016, 2015 and 2014, respectively.
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
Shares of common stock are allocated to employees' ESOP accounts at fair value on the date earned. Cash dividends on common stock held by the ESOP are used for debt service payments. Participants may choose to have their ESOP dividends reinvested or distributed in cash. Common stock allocated to ESOP participants is included in the average number of common shares outstanding for both basic and diluted earnings per share. At December 31, 2016, 27.8 million common shares had been allocated to employees, leaving 11.7 million unallocated common shares in the ESOP Trust, with an approximate fair value of $1.3 billion.
Pension Plans. We sponsor both funded and unfunded domestic and foreign defined benefit pension plans that cover a large number of our employees. Our largest plans are generally closed to new participants. Our plans use a December 31 measurement date consistent with our fiscal year.

(dollars in millions)	2016	2015
Change in Benefit Obligation:
Beginning balance	$35,428	$37,853
Service cost	383	493
Interest cost	1,183	1,399
Actuarial loss (gain)	1,831	(1,716)
Total benefits paid	(1,660)	(1,796)
Net settlement, curtailment and special termination benefits	(1,566)	(55)
Plan amendments	17	39
Other	(693)	(789)
Ending balance	$34,923	$35,428

Change in Plan Assets:
Beginning balance	$31,011	$32,738
Actual return on plan assets	3,202	265
Employer contributions	384	520
Benefits paid	(1,660)	(1,796)
Settlements	(1,632)	(59)
Other	(750)	(657)
Ending balance	$30,555	$31,011

Funded Status:
Fair value of plan assets	$30,555	$31,011
Benefit obligations	(34,923)	(35,428)
Funded status of plan	$(4,368)	$(4,417)

Amounts Recognized in the Consolidated Balance Sheet Consist of:
Noncurrent assets	$451	$742
Current liability	(72)	(71)
Noncurrent liability	(4,747)	(5,088)
Net amount recognized	$(4,368)	$(4,417)

Amounts Recognized in Accumulated Other Comprehensive Loss Consist of:
Net actuarial loss	$7,941	$8,224
Prior service credit	(6)	(57)
Net amount recognized	$7,935	$8,167

At the end of fiscal 2015, we changed the approach we use to estimate the service and interest components of net periodic pension cost for our significant pension plans. This change compared to the previous approach resulted in a net decrease in the service and interest components of our annual net periodic pension cost of approximately $215 million for 2016. Historically, we estimated the service and interest cost components utilizing a single-weighted average discount rate derived from the yield curve used to measure the benefit obligation at the beginning of the period. We have elected to utilize a full yield curve approach in the estimation of these components by applying the specific spot rates along the yield curve used in determination of the benefit obligation to the relevant projected cash flows. We have made this change to provide a more precise measurement of service and interest costs by improving the correlation between projected benefit cash flows to the corresponding spot yield curve rates. This change does not materially affect the measurement of our total benefit obligations.
As part of our long-term strategy to de-risk our defined benefit pension plans, we entered into an agreement to purchase a group annuity contract to transfer approximately $768 million of our outstanding pension benefit obligations related to certain U.S. retirees or beneficiaries, which was finalized on October 12, 2016. We also offered certain former U.S. employees or beneficiaries (generally all former U.S. participants not yet in receipt of their vested pension benefits) an option to take a one-time lump-sum distribution in lieu of future monthly pension payments, which reduced our pension benefit obligations by approximately $935 million. These transactions reduced the assets of our defined benefit pension plans by approximately $1.5 billion. As a result of these transactions, we recognized a one-time pre-tax pension settlement charge of approximately $423 million in the fourth quarter of 2016.
The amounts included in "Other" in the above table primarily reflect the impact of foreign exchange translation, primarily for plans in the U.K. and Canada.
As approved in 2016, effective January 1, 2017, a voluntary lump-sum option is available for the frozen final average earnings benefits of certain U.S. salaried employees upon termination of employment after 2016. This option provides participants with the choice of electing to receive a lump-sum payment in lieu of receiving a future monthly pension benefit. This plan change reduced the projected benefit obligation by $170 million.
In 2014, we offered a voluntary lump-sum pension payout program to certain eligible terminated vested participants (generally any terminated vested participant with a lump-sum value of $50,000 or less) that settled our obligation to those participants who accepted the offer. The program provided participants with a one-time choice of electing to receive a lump-sum settlement in lieu of receiving a future monthly pension benefit. Payments to participants who accepted the offer began in 2014 and were completed in 2015. As part of this voluntary lump-sum program, the Company settled $147 million and $311 million of its projected benefit obligation in 2015 and 2014, respectively.
Qualified domestic pension plan benefits comprise approximately 75% of the projected benefit obligation. Benefits for union employees are generally based on a stated amount for each year of service. For non-union employees, benefits for service up to December 31, 2014 are generally based on an employee's years of service and compensation through December 31, 2014. Benefits for service after December 31, 2014 are based on the existing cash balance formula that was adopted in 2003 for newly hired non-union employees and for other non-union employees who made a one-time voluntary election to have future benefit accruals determined under this formula. Certain foreign plans, which comprise approximately 24% of the projected benefit obligation, are considered defined benefit plans for accounting purposes. Nonqualified domestic pension plans provide supplementary retirement benefits to certain employees and are not a material component of the projected benefit obligation.
We made $100 million of cash contributions to our domestic defined benefit pension plans and made $203 million of cash contributions to our foreign defined benefit pension plans in 2016. In 2015, we contributed $250 million in UTC common stock to our domestic defined benefit pension plans and made $147 million of cash contributions to our foreign defined benefit pension plans.
Information for pension plans with accumulated benefit obligations in excess of plan assets:

(dollars in millions)	2016	2015
Projected benefit obligation	$32,732	$30,915
Accumulated benefit obligation	32,095	30,362
Fair value of plan assets	27,943	25,827
The accumulated benefit obligation for all defined benefit pension plans was $34.2 billion and $34.6 billion at December 31, 2016 and 2015, respectively.
The components of the net periodic pension cost are as follows:

(dollars in millions)	2016	2015	2014
Pension Benefits:
Service cost	$383	$493	$487
Interest cost	1,183	1,399	1,517
Expected return on plan assets	(2,202)	(2,264)	(2,215)
Amortization of prior service credit	(33)	(11)	(8)
Recognized actuarial net loss	572	882	429
Net settlement, curtailment and special termination benefits loss	498	150	13
Net periodic pension cost - employer	$401	$649	$223
Net settlement and curtailment losses for pension benefits includes curtailment losses of approximately $109 million and $1 million related to, and recorded in, discontinued operations for the years ended December 31, 2015 and 2014, respectively. In addition, total net periodic pension cost includes approximately $98 million and $96 million related to, and recorded in, discontinued operations for the years ended December 31, 2015 and 2014, respectively.

Other changes in plan assets and benefit obligations recognized in other comprehensive loss in 2016 are as follows:

(dollars in millions)
Current year actuarial loss	$831
Amortization of actuarial loss	(572)
Current year prior service cost	17
Amortization of prior service credit	33
Net settlement and curtailment loss	(436)
Other	(105)
Total recognized in other comprehensive loss	$(232)
Net recognized in net periodic pension cost and other comprehensive loss	$169
The estimated amount that will be amortized from accumulated other comprehensive loss into net periodic pension cost in 2017 is as follows:

(dollars in millions)
Net actuarial loss	$571
Prior service credit	(36)
$535
Major assumptions used in determining the benefit obligation and net cost for pension plans are presented in the following table as weighted-averages:

	Benefit Obligation		Net Cost
	2016	2015	2016	2015	2014
Discount rate
PBO	3.8%	4.1%	4.1%	3.8%	4.7%
Interest cost[1]	—	—	3.4%	—	—
Service cost[1]	—	—	3.8%	—	—
Salary scale	4.1%	4.2%	4.2%	4.2%	4.2%
Expected return on plan assets	—	—	7.3%	7.6%	7.6%

Note 1
The 2016 discount rates used to measure the service cost and interest cost applies to our significant plans. The PBO discount rate is used for the service cost and interest cost measurements for non-significant plans.

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
The plans' investment management objectives include providing the liquidity and asset levels needed to meet current and future benefit payments while maintaining a prudent degree of portfolio diversification considering interest rate risk and market volatility. Globally, investment strategies target a mix of 55% to 65% of growth seeking assets and 35% to 45% income generating and hedging assets using a wide diversification of asset types, fund strategies and investment managers. The growth seeking allocation consists of global public equities in developed and emerging countries, private equity, real estate and balanced market risk strategies. Within public equities, approximately 11% of the total investment portfolio is an enhanced equity strategy that invests in publicly traded equity and fixed income securities, derivatives and foreign currency. Investments in private equity are primarily via limited partnership interests in buy-out strategies with smaller allocations to distressed debt funds. The real estate strategy is principally concentrated in directly held U.S. core investments with some smaller investments in international, value-added and opportunistic strategies. Within the income generating assets, the fixed income portfolio consists of mainly government and broadly diversified high quality corporate bonds.
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
The fair values of pension plan assets at December 31, 2016 and 2015 by asset category are as follows:

(dollars in millions)	Quoted Prices in Active Markets For Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Not Subject to Leveling	Total
Asset Category:
Public Equities
Global Equities	$4,682	$3	$—	$—	$4,685
Global Equity Commingled Funds[1]	—	367	—	—	367
Enhanced Global Equities [2]	168	1,494	—	—	1,662
Global Equity Funds at net asset value[8]	—	—	—	7,090	7,090
Private Equities [3,8]	—	—	122	1,239	1,361
Fixed Income Securities
Governments	260	54	—	—	314
Corporate Bonds	—	7,637	—	—	7,637
Fixed Income Securities[8]	—	—	—	2,788	2,788
Real Estate [4,8]	—	17	1,285	513	1,815
Other [5,8]	—	289	—	1,819	2,108
Cash & Cash Equivalents [6,8]	100	75	—	121	296
Subtotal	$5,210	$9,936	$1,407	$13,570	30,123
Other Assets & Liabilities[7]					432
Total at December 31, 2016					$30,555
Public Equities
Global Equities	$5,884	$—	$—	$—	$5,884
Global Equity Commingled Funds[1]	—	779	—	—	779
Enhanced Global Equities [2]	237	616	—	—	853
Global Equity Funds at net asset value [8]	—	—	—	6,475	6,475
Private Equities [3,8]	—	—	182	1,335	1,517
Fixed Income Securities
Governments	365	53	—	—	418
Corporate Bonds	—	7,013	—	—	7,013
Fixed Income Securities[8]	—	—	—	2,992	2,992
Real Estate [4,8]	—	10	1,165	1,079	2,254
Other [5,8]	—	334	—	1,706	2,040
Cash & Cash Equivalents [6,8]	—	159	—	334	493
Subtotal	$6,486	$8,964	$1,347	$13,921	30,718
Other Assets & Liabilities[7]					293
Total at December 31, 2015					$31,011

Note 1	Represents commingled funds that invest primarily in common stocks.

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
Our common stock represents approximately 1% and 3% of total plan assets at December 31, 2016 and 2015, respectively. We review our assets at least quarterly to ensure we are within the targeted asset allocation ranges and, if necessary, asset balances are adjusted back within target allocations. We employ a broadly diversified investment manager structure that includes diversification by active and passive management, style, capitalization, country, sector, industry and number of investment managers.
The fair value measurement of plan assets using significant unobservable inputs (Level 3) changed due to the following:

(dollars in millions)	Private Equities	Real Estate	Total
Balance, December 31, 2014	$145	$975	$1,120
Realized gains (losses)	3	(4)	(1)
Unrealized gains relating to instruments still held in the reporting period	42	105	147
Purchases, sales, and settlements, net	(8)	89	81
Balance, December 31, 2015	182	1,165	1,347
Realized gains	46	19	65
Unrealized gains relating to instruments still held in the reporting period	5	18	23
Purchases, sales, and settlements, net	(111)	83	(28)
Balance, December 31, 2016	$122	$1,285	$1,407
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
Although we are not required to make additional contributions to our domestic defined benefit pension plans through the end of 2021, we may elect to make discretionary contributions in 2017. We expect to make total contributions of approximately $300 million to our global defined benefit pension plans in 2017, including discretionary contributions of approximately $150 million to our domestic defined benefit pension plans. Contributions do not reflect benefits to be paid directly from corporate assets.
Benefit payments, including amounts to be paid from corporate assets, and reflecting expected future service, as appropriate, are expected to be paid as follows: $1,930 million in 2017, $1,847 million in 2018, $1,896 million in 2019, $1,948 million in 2020, $1,994 million in 2021, and $10,545 million from 2022 through 2026.
Postretirement Benefit Plans. We sponsor a number of postretirement benefit plans that provide health and life benefits to eligible retirees. Such benefits are provided primarily from domestic plans, which comprise approximately 87% of the benefit obligation. The postretirement plans are unfunded.

(dollars in millions)	2016	2015
Change in Benefit Obligation:
Beginning balance	$890	$952
Service cost	3	3
Interest cost	34	34
Actuarial gain	(48)	—
Total benefits paid	(97)	(104)
Other	23	5
Ending balance	$805	$890

Change in Plan Assets:
Beginning balance	$—	$—
Employer contributions	80	84
Benefits paid	(97)	(104)
Other	17	20
Ending balance	$—	$—

Funded Status:
Fair value of plan assets	$—	$—
Benefit obligations	(805)	(890)
Funded status of plan	$(805)	$(890)

Amounts Recognized in the Consolidated Balance Sheet Consist of:
Current liability	$(78)	$(84)
Noncurrent liability	(727)	(806)
Net amount recognized	$(805)	$(890)

Amounts Recognized in Accumulated Other Comprehensive Loss Consist of:
Net actuarial gain	$(152)	$(109)
Prior service credit	(5)	(1)
Net amount recognized	$(157)	$(110)
The components of net periodic benefit cost are as follows:

(dollars in millions)	2016	2015	2014
Other Postretirement Benefits:
Service cost	$3	$3	$3
Interest cost	34	34	41
Amortization of prior service credit	—	—	(1)
Recognized actuarial net gain	(4)	(4)	(4)
Net settlement and curtailment gain	—	(1)	—
Net periodic other postretirement benefit cost	$33	$32	$39

Other changes in plan assets and benefit obligations recognized in other comprehensive loss in 2016 are as follows:

(dollars in millions)
Current year actuarial gain	$(46)
Current year prior service credit	(4)
Amortization of actuarial net gain	4
Other	(1)
Total recognized in other comprehensive loss	$(47)
Net recognized in net periodic other postretirement benefit cost and other comprehensive loss	$(14)
The estimated amounts that will be amortized from accumulated other comprehensive loss into net periodic benefit cost in 2017 include actuarial net gains of $10 million and prior service credits of $1 million.
Major assumptions used in determining the benefit obligation and net cost for postretirement plans are presented in the following table as weighted-averages:

	Benefit Obligation		Net Cost
	2016	2015	2016	2015	2014
Discount rate	3.8%	4.0%	4.0%	3.8%	4.4%
Assumed health care cost trend rates are as follows:

	2016	2015
Health care cost trend rate assumed for next year	6.5%	6.5%
Rate that the cost trend rate gradually declines to	5.0%	5.0%
Year that the rate reaches the rate it is assumed to remain at	2022	2022
Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

	2016 One-Percentage-Point
(dollars in millions)	Increase	Decrease
Effect on total service and interest cost	$3	$(2)
Effect on postretirement benefit obligation	46	(39)
Benefit payments, including net amounts to be paid from corporate assets and reflecting expected future service, as appropriate, are expected to be paid as follows: $78 million in 2017, $75 million in 2018, $70 million in 2019, $65 million in 2020, $60 million in 2021, and $242 million from 2022 through 2026.
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
Our participation in these plans for the annual periods ended December 31 is outlined in the table below. Unless otherwise noted, the most recent Pension Protection Act (PPA) zone status available in 2016 and 2015 is for the plan's year-end at June 30, 2015, and June 30, 2014, respectively. The zone status is based on information that we received from the plan and is certified by the plan's actuary. Our significant plan is in the green zone which represents a plan that is at least 80% funded and does not require a financial improvement plan (FIP) or a rehabilitation plan (RP). An extended amortization provision of ten years is utilized to recognize investment gains or losses for our significant plan.

(dollars in millions)		Pension Protection Act Zone Status		FIP/ RP Status	Contributions
Pension Fund	EIN/Pension Plan Number	2016	2015	Pending/ Implemented	2016	2015	2014	Surcharge Imposed	Expiration Date of Collective-Bargaining Agreement
National Elevator Industry Pension Plan	23-2694291	Green	Green	No	$100	$88	$79	No	July 8, 2017
Other funds					31	32	34
					$131	$120	$113
For the plan years ended June 30, 2015 and 2014, respectively, we were listed in the National Elevator Industry Pension Plan's Forms 5500 as providing more than 5% of the total contributions for the plan. At the date these financial statements were issued, Forms 5500 were not available for the plan year ending June 30, 2016.
In addition, we participate in several multiemployer arrangements that provide postretirement benefits other than pensions, with the National Elevator Industry Health Benefit Plan being the most significant. These arrangements generally provide medical and life benefits for eligible active employees and retirees and their dependents. Contributions to multiemployer plans that provide postretirement benefits other than pensions were $17 million, $15 million and $14 million for 2016, 2015 and 2014, respectively.
Stock-based Compensation. UTC's long-term incentive plan authorizes various types of market and performance based incentive awards that may be granted to officers and employees. Our Long-Term Incentive Plan (LTIP) was last amended on February 5, 2016. Since the LTIP's inception in 2005, a total of 149 million shares have been authorized for issuance pursuant to awards under the LTIP. All equity-based compensation awards are made exclusively through the LTIP. As of December 31, 2016, approximately 38 million shares remain available for awards under the LTIP. The LTIP does not contain an aggregate annual award limit. We expect that the shares awarded on an annual basis will range from 1.0% to 1.5% of shares outstanding. The LTIP will expire after all authorized shares have been awarded or April 30, 2020, whichever is sooner.
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
We measure the cost of all share-based payments, including stock options, at fair value on the grant date and recognize this cost in the Consolidated Statement of Operations as follows:

(dollars in millions)	2016	2015	2014
Continuing operations	$152	$158	$219
Discontinued operations	1	17	21
Total compensation cost recognized	$153	$175	$240
The associated future income tax benefit recognized was $49 million, $57 million and $80 million for the years ended December 31, 2016, 2015 and 2014, respectively.
For the years ended December 31, 2016, 2015 and 2014, the amount of cash received from the exercise of stock options was $17 million, $41 million and $187 million, respectively, with an associated tax benefit realized of $69 million, $89 million and $125 million, respectively. In addition, for the years ended December 31, 2016, 2015 and 2014, the associated tax benefit realized from the vesting of performance share units and other restricted awards was $17 million, $48 million and $49 million, respectively. Also, as described in Note 1 "Summary of Accounting Principles," during 2016, we early adopted the provisions of ASU 2016-09, "Compensation - Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting." Please refer to Note 1 for additional information regarding the impact of the early adoption on the 2016 financial statements. As part of that adoption, we elected to apply the prospective transition method and therefore, did not revise prior years' disclosure. As such, for the years ended December 31, 2015 and 2014, based on existing guidance prior to the issuance of

ASU 2016-09, $64 million and $103 million, respectively, of certain tax benefits have been reported as operating cash outflows with corresponding cash inflows from financing activities.
At December 31, 2016, there was $157 million of total unrecognized compensation cost related to non-vested equity awards granted under long-term incentive plans. This cost is expected to be recognized ratably over a weighted-average period of 3.1 years.
A summary of the transactions under all long-term incentive plans for the year ended December 31, 2016 follows:

	Stock Options		Stock Appreciation Rights		Performance Share Units		Other Incentive Shares/Units
(shares and units in thousands)	Shares	Average Price*	Shares	Average Price*	Units	Average Price**
Outstanding at:
December 31, 2015	1,879	$86.19	38,111	$83.58	2,170	$101.78	1,467
Granted	397	95.57	4,740	95.40	687	95.29	698
Exercised / earned	(239)	71.57	(5,760)	69.19	(372)	84.03	(339)
Cancelled / Other	(14)	92.02	(678)	95.03	(518)	85.92	207
December 31, 2016	2,023	$89.72	36,413	$87.18	1,967	$107.05	2,033

*	weighted-average exercise price

**	weighted-average grant stock price
 The weighted-average grant date fair value of stock options and stock appreciation rights granted during 2016, 2015 and 2014 was $14.02, $18.69 and $28.36, respectively. The weighted-average grant date fair value of performance share units, which vest upon achieving certain performance metrics, granted during 2016, 2015 and 2014 was $91.63, $120.36 and $125.41, respectively. The total fair value of awards vested during the years ended December 31, 2016, 2015 and 2014 was $165 million, $247 million and $226 million, respectively. The total intrinsic value (which is the amount by which the stock price exceeded the exercise price on the date of exercise) of stock options and stock appreciation rights exercised during the years ended December 31, 2016, 2015 and 2014 was $214 million, $281 million and $425 million, respectively. The total intrinsic value (which is the stock price at vesting) of performance share units and other restricted awards vested was $61 million, $151 million and $154 million during the years ended December 31, 2016, 2015 and 2014, respectively.
The following table summarizes information about equity awards outstanding that are vested and expected to vest and equity awards outstanding that are exercisable at December 31, 2016:

	Equity Awards Vested and Expected to Vest				Equity Awards That Are Exercisable
(shares in thousands; aggregate intrinsic value in millions)	Awards	Average Price*	Aggregate Intrinsic Value	Remaining Term**	Awards	Average Price*	Aggregate Intrinsic Value	Remaining Term**
Stock Options/Stock Appreciation Rights	38,314	$86.58	$917	5.4 years	25,574	$77.64	$824	4.2 years
Performance Share Units/Restricted Stock	2,376	—	260	2.8 years

*	weighted-average exercise price per share

**	weighted-average contractual remaining term in years
The fair value of each option award is estimated on the date of grant using a binomial lattice model. The following table indicates the assumptions used in estimating fair value for the years ended December 31, 2016, 2015 and 2014. Lattice-based option models incorporate ranges of assumptions for inputs, those ranges are as follows:

	2016	2015	2014
Expected volatility	20%	20% - 23%	22% - 26%
Weighted-average volatility	20%	21%	26%
Expected term (in years)	6.5	6.0 - 6.8	7.6 - 8.0
Expected dividend yield	2.7%	2.2%	2.2%
Risk-free rate	0.2% - 2.6%	0.0% - 2.2%	0.0% - 3.1%
Expected volatilities are based on the returns of our stock, including implied volatilities from traded options on our stock for the binomial lattice model. We use historical data to estimate equity award exercise and employee termination behavior within the valuation model. Prior to 2016, separate employee groups and equity award characteristics were considered separately for valuation purposes. The expected term represents an estimate of the period of time equity awards are expected to remain outstanding. The risk-free rate is based on the term structure of interest rates at the time of equity award grant.
NOTE 13: RESTRUCTURING COSTS
During 2016, we recorded net pre-tax restructuring costs totaling $290 million for new and ongoing restructuring actions. We recorded charges in the segments as follows:

(dollars in millions)
Otis	$59
UTC Climate, Controls & Security	65
Pratt & Whitney	111
UTC Aerospace Systems	49
Eliminations and other	6
Total	$290
Restructuring charges incurred in 2016 primarily relate to actions initiated during 2016 and 2015, and were recorded as follows:

(dollars in millions)
Cost of sales	$187
Selling, general & administrative	78
Other expense	25
Total	290
2016 Actions. During 2016, we recorded net pre-tax restructuring costs totaling $242 million for restructuring actions initiated in 2016, consisting of $149 million in cost of sales, $67 million in selling, general and administrative expenses, and $26 million in other expense. The 2016 actions relate to ongoing cost reduction efforts, including workforce reductions, consolidation of field operations, and costs to exit legacy programs.
We are targeting to complete in 2017 and 2018 the majority of the remaining workforce and all facility related cost reduction actions initiated in 2016. No specific plans for significant other actions have been finalized at this time. The following table summarizes the accrual balances and utilization by cost type for the 2016 restructuring actions:

(dollars in millions)	Severance	Facility Exit, Lease Termination & Other Costs	Total
Net pre-tax restructuring costs	$166	$76	$242
Utilization and foreign exchange	(103)	(30)	(133)
Balance at December 31, 2016	$63	$46	$109
The following table summarizes expected, incurred and remaining costs for the 2016 restructuring actions by segment:

(dollars in millions)	Expected Costs	Cost Incurred During 2016	Remaining Costs at December 31, 2016
Otis	$57	$(48)	$9
UTC Climate, Controls & Security	87	(45)	42
Pratt & Whitney	118	(118)	—
UTC Aerospace Systems	92	(31)	61
Total	$354	$(242)	$112
2015 Actions. During 2016, we recorded net pre-tax restructuring costs totaling $40 million for restructuring actions initiated in 2015, consisting of $36 million in cost of sales and $4 million in selling, general and administrative expenses. The 2015 actions relate to ongoing cost reduction efforts, including workforce reductions and the consolidation of field operations. The following table summarizes the accrual balances and utilization by cost type for the 2015 restructuring actions:

(dollars in millions)	Severance	Facility Exit, Lease Termination and Other Costs	Total
Restructuring accruals at January 1, 2016	$183	$23	$206
Net pre-tax restructuring costs	17	23	40
Utilization and foreign exchange	(158)	(22)	(180)
Balance at December 31, 2016	$42	$24	$66
The following table summarizes expected, incurred and remaining costs for the 2015 programs by segment:

(dollars in millions)	Expected Costs	Costs Incurred During 2015	(Costs Incurred) Reversals During 2016	Remaining Costs at December 31, 2016
Otis	$51	$(35)	$(14)	$2
UTC Climate, Controls & Security	139	(83)	(24)	32
Pratt & Whitney	62	(82)	20	—
UTC Aerospace Systems	129	(105)	(16)	8
Eliminations and other	27	(21)	(6)	—
Total	$408	$(326)	$(40)	$42
During 2016, we had reversals of previously accrued restructuring reserves for 2015 programs of approximately $65 million, which includes a Pratt & Whitney business that was sold in the third quarter of 2016 after originally being scheduled for closure, and a UTC Climate, Controls & Security facility that will remain operational after originally being scheduled for closure.
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
The four quarter rolling average of the notional amount of foreign exchange contracts hedging foreign currency transactions was $18.3 billion and $15.6 billion at December 31, 2016 and 2015, respectively. Additional information pertaining to foreign exchange and hedging activities is included in Note 1.
The following table summarizes the fair value of derivative instruments as of December 31, 2016 and 2015 which consist solely of foreign exchange contracts:

	Asset Derivatives		Liability Derivatives
(dollars in millions)	2016	2015	2016	2015
Derivatives designated as hedging instruments	$15	$4	$196	$428
Derivatives not designated as hedging instruments	155	97	158	105
As discussed in Note 9, at December 31, 2016 we have approximately €2.95 billion of Euro-denominated long-term debt and €500 million of outstanding Euro-denominated commercial paper borrowings, which qualify as a net investment hedge against our investments in European businesses. As of December 31, 2016, the net investment hedge is deemed to be effective.

The impact from foreign exchange derivative instruments that qualified as cash flow hedges was as follows:

	Year Ended December 31,
(dollars in millions)	2016	2015
Gain (loss) recorded in Accumulated other comprehensive loss	$75	$(415)
Loss reclassified from Accumulated other comprehensive loss into Product sales (effective portion)	$171	$234
Assuming current market conditions continue, a $59 million pre-tax loss is expected to be reclassified from Accumulated other comprehensive loss into Product sales to reflect the fixed prices obtained from foreign exchange hedging within the next 12 months. At December 31, 2016, all derivative contracts accounted for as cash flow hedges mature by November 2022.
The effect on the Consolidated Statement of Operations of foreign exchange contracts not designated as hedging instruments was as follows:

	Year Ended December 31,
(dollars in millions)	2016	2015
Gain recognized in Other income, net	$56	$63
We received $249 million, $160 million, and $93 million from settlements of derivative contracts during the years ended December 31, 2016, 2015 and 2014, respectively.
NOTE 15: FAIR VALUE MEASUREMENTS
In accordance with the provisions of ASC 820, the following tables provide the valuation hierarchy classification of assets and liabilities that are carried at fair value and measured on a recurring and non-recurring basis in our Consolidated Balance Sheet as of December 31, 2016 and 2015:

2016 (dollars in millions)	Total	Level 1	Level 2	Level 3
Recurring fair value measurements:
Available-for-sale securities	$987	$987	$—	$—
Derivative assets	170	—	170	—
Derivative liabilities	(354)	—	(354)	—

2015 (dollars in millions)	Total	Level 1	Level 2	Level 3
Recurring fair value measurements:
Available-for-sale securities	$951	$951	$—	$—
Derivative assets	101	—	101	—
Derivative liabilities	(533)	—	(533)	—
During 2015, we recorded net gains of approximately $126 million as a result of a fair value adjustment related to the acquisition of a controlling interest in a UTC Climate, Controls & Security joint venture investment, and an impairment charge of $61 million, related to certain assets held for sale by UTC Aerospace Systems.
Valuation Techniques. Our available-for-sale securities include equity investments that are traded in active markets, either domestically or internationally and are measured at fair value using closing stock prices from active markets. Our derivative assets and liabilities include foreign exchange contracts and commodity derivatives that are measured at fair value using internal models based on observable market inputs such as forward rates, interest rates, our own credit risk and our counterparties' credit risks. As of December 31, 2016, there were no significant transfers in and out of Level 1 and Level 2.
As of December 31, 2016, there has not been any significant impact to the fair value of our derivative liabilities due to our own credit risk. Similarly, there has not been any significant adverse impact to our derivative assets based on our evaluation of our counterparties' credit risks.

The following table provides carrying amounts and fair values of financial instruments that are not carried at fair value at December 31, 2016 and 2015:

	December 31, 2016		December 31, 2015
(dollars in millions)	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Long-term receivables	$127	$121	$122	$107
Customer financing notes receivable	437	420	403	403
Short-term borrowings	(600)	(600)	(926)	(926)
Long-term debt (excluding capitalized leases)	(23,280)	(25,110)	(19,476)	(21,198)
Long-term liabilities	(457)	(427)	(458)	(419)
The following table provides the valuation hierarchy classification of assets and liabilities that are not carried at fair value in our Consolidated Balance Sheet as of December 31, 2016:

(dollars in millions)	Total	Level 1	Level 2	Level 3
Long-term receivables	$121	$—	$121	$—
Customer financing notes receivable	420	—	420	—
Short-term borrowings	(600)	—	(522)	(78)
Long-term debt (excluding capitalized leases)	(25,110)	—	(24,906)	(204)
Long-term liabilities	(427)	—	(427)	—
NOTE 16: VARIABLE INTEREST ENTITIES
In 2012, Pratt & Whitney, Rolls-Royce plc (Rolls-Royce), MTU Aero Engines AG (MTU) and Japanese Aero Engines Corporation (JAEC), participants in the IAE International Aero Engines AG (IAE) collaboration, completed a restructuring of their interests in IAE. As a result of this transaction, Pratt & Whitney holds a 61% net interest in the collaboration and a 49.5% ownership interest in IAE. IAE's business purpose is to coordinate the design, development, manufacturing and product support of the V2500 program through involvement with the collaborators. Additionally, Pratt & Whitney, JAEC and MTU are participants in International Aero Engines, LLC (IAE LLC), whose business purpose is to coordinate the design, development, manufacturing and product support for the PW1100G-JM engine for the Airbus A320neo aircraft and the PW1400G-JM engine for the Irkut MC21 aircraft. Pratt & Whitney holds a 59% net interest in the collaboration and a 59% ownership interest in IAE LLC. IAE and IAE LLC retain limited equity with the primary economics of the programs passed to the participants. As such, we have determined that IAE and IAE LLC are variable interest entities with Pratt & Whitney the primary beneficiary. IAE and IAE LLC have, therefore, been consolidated. The carrying amounts and classification of assets and liabilities for variable interest entities in our Consolidated Balance Sheet as of December 31, 2016 and 2015 are as follows:

(dollars in millions)	2016	2015
Current assets	$2,722	$1,920
Noncurrent assets	1,334	1,102
Total assets	$4,056	$3,022
Current liabilities	$2,422	$1,931
Noncurrent liabilities	1,636	1,355
Total liabilities	$4,058	$3,286

NOTE 17: GUARANTEES
We extend a variety of financial guarantees to third parties. As of December 31, 2016 and 2015, the following financial guarantees were outstanding:

	December 31, 2016		December 31, 2015
(dollars in millions)	Maximum Potential Payment	Carrying Amount of Liability	Maximum Potential Payment	Carrying Amount of Liability
Commercial aerospace financing arrangements (see Note 5)	$348	$14	$365	$12
Credit facilities and debt obligations (expire 2017 to 2028)	270	15	241	—
Performance guarantees	55	4	55	3
We also have obligations arising from sales of certain businesses and assets, including those from representations and warranties and related indemnities for environmental, health and safety, tax and employment matters. The maximum potential payment related to these obligations is not a specified amount as a number of the obligations do not contain financial caps. The carrying amount of liabilities related to these obligations was $171 million at December 31, 2016 and 2015. For additional information regarding the environmental indemnifications, see Note 18.
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
We provide service and warranty policies on our products and extend performance and operating cost guarantees beyond our normal service and warranty policies on some of our products, particularly commercial aircraft engines. In addition, we incur discretionary costs to service our products in connection with specific product performance issues. Liabilities for performance and operating cost guarantees are based upon future product performance and durability, and are largely estimated based upon historical experience. Adjustments are made to accruals as claim data and historical experience warrant. The changes in the carrying amount of service and product warranties and product performance guarantees for the years ended December 31, 2016 and 2015 are as follows:

(dollars in millions)	2016	2015
Balance as of January 1	$1,212	$1,264
Warranties and performance guarantees issued	246	291
Settlements made	(240)	(259)
Other	(19)	(84)
Balance as of December 31	$1,199	$1,212
NOTE 18: CONTINGENT LIABILITIES
Except as otherwise noted, while we are unable to predict the final outcome, based on information currently available, we do not believe that resolution of any of the following matters will have a material adverse effect upon our competitive position, results of operations, cash flows or financial condition.
Leases. We occupy space and use certain equipment under lease arrangements. Rental commitments of $2,094 million at December 31, 2016 under long-term non-cancelable operating leases are payable as follows: $462 million in 2017, $354 million in 2018, $286 million in 2019, $209 million in 2020, $145 million in 2021 and $638 million thereafter. Rent expense was $386 million in 2016, $386 million in 2015 and $434 million in 2014.
Additional information pertaining to commercial aerospace rental commitments is included in Note 5 to the Consolidated Financial Statements.
Environmental. Our operations are subject to environmental regulation by federal, state and local authorities in the United States and regulatory authorities with jurisdiction over our foreign operations. As described in Note 1 to the Consolidated Financial Statements, we have accrued for the costs of environmental remediation activities, including but not limited to investigatory, remediation, operating and maintenance costs and performance guaranties, and periodically reassess these amounts. We believe that the likelihood of incurring losses materially in excess of amounts accrued is remote. As of December 31, 2016 and 2015, we had $829 million and $837 million reserved for environmental remediation, respectively. Additional information pertaining to environmental matters is included in Note 1 to the Consolidated Financial Statements.

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
Our contracts with the U.S. Government are also subject to audits. Like many defense contractors, we have received audit reports, which recommend that certain contract prices should be reduced to comply with various government regulations, including because cost or pricing data we submitted in negotiation of the contract prices or cost accounting practices may not have conformed to government regulations, or that certain payments be delayed or withheld. Some of these audit reports involved substantial amounts. We have made voluntary refunds in those cases we believe appropriate, have settled some allegations and, in some cases, continue to negotiate and/or litigate. In addition, we accrue for liabilities associated with those matters that are probable and can be reasonably estimated. The most likely settlement amount to be incurred is accrued based upon a range of estimates. Where no amount within a range of estimates is more likely, then we accrued the minimum amount.
Legal Proceedings.
Cost Accounting Standards Claim
As previously disclosed, in December 2013, a Divisional Administrative Contracting Officer of the United States Defense Contract Management Agency asserted a claim against Pratt & Whitney to recover overpayments of approximately $177 million plus interest (approximately $63 million through December 31, 2016). The claim is based on Pratt & Whitney's alleged noncompliance with cost accounting standards from January 1, 2005 to December 31, 2012, due to its method of determining the cost of collaborator parts used in the calculation of material overhead costs for government contracts. On March 18, 2014, Pratt & Whitney filed an appeal to the Armed Services Board of Contract Appeals. Pratt & Whitney’s appeal is still pending and we continue to believe the government’s claim is without merit.
German Tax Litigation
As previously disclosed, UTC has been involved in administrative review proceedings with the German Tax Office, which concern approximately €215 million (approximately $225 million) of tax benefits that we have claimed related to a 1998 reorganization of the corporate structure of Otis operations in Germany. Upon audit, these tax benefits were disallowed by the German Tax Office. UTC estimates interest associated with the aforementioned tax benefits is an additional approximately €118 million (approximately $123 million). On August 3, 2012, we filed suit in the local German Tax Court (Berlin-Brandenburg). In March 2016, the local German Tax Court dismissed our suit, and we have appealed this decision to the German Federal Tax Court (FTC). In 2015, UTC made tax and interest payments to German tax authorities of €275 million (approximately $300 million) in order to avoid additional interest accruals pending final resolution of this matter. In the meantime, we continue vigorously to litigate this matter.
Asbestos Matters
As previously disclosed, like many other industrial companies, we and our subsidiaries have been named as defendants in lawsuits alleging personal injury as a result of exposure to asbestos integrated into certain of our products or business premises. While we have never manufactured asbestos and no longer incorporate it in any currently-manufactured products, certain of our historical products, like those of many other manufacturers, have contained components incorporating asbestos. A substantial majority of these asbestos-related claims have been dismissed without payment or were covered in full or in part by insurance or other forms of indemnity. Additional cases were litigated and settled without any insurance reimbursement. The amounts involved in asbestos related claims were not material individually or in the aggregate in any year.
Our estimated total liability to resolve all pending and unasserted potential future asbestos claims through 2059 is approximately $374 million and is principally recorded in Other long-term liabilities on our Consolidated Balance Sheet as of December 31, 2016. This amount is on a pre-tax basis, not discounted, and excludes the Company’s legal fees to defend the asbestos claims (which will continue to be expensed by the Company as they are incurred). In addition, the Company has an insurance recovery receivable for probable asbestos related recoveries of approximately $124 million, which is included primarily in Other assets on our Consolidated Balance Sheet as of December 31, 2016.

The amounts recorded by UTC for asbestos-related liabilities and insurance recoveries are based on currently available information and assumptions that we believe are reasonable. Our actual liabilities or insurance recoveries could be higher or lower than those recorded if actual results vary significantly from the assumptions. Key variables in these assumptions include the number and type of new claims to be filed each year, the outcomes or resolution of such claims, the average cost of resolution of each new claim, the amount of insurance available, allocation methodologies, the contractual terms with each insurer with whom we have reached settlements, the resolution of coverage issues with other excess insurance carriers with whom we have not yet achieved settlements, and the solvency risk with respect to our insurance carriers. Other factors that may affect our future liability include uncertainties surrounding the litigation process from jurisdiction to jurisdiction and from case to case, legal rulings that may be made by state and federal courts, and the passage of state or federal legislation. At the end of each year, the Company will evaluate all of these factors and, with input from an outside actuarial expert, make any necessary adjustments to both our estimated asbestos liabilities and insurance recoveries.
Other.
As described in Note 17 to the Consolidated Financial Statements, we extend performance and operating cost guarantees beyond our normal warranty and service policies for extended periods on some of our products. We have accrued our estimate of the liability that may result under these guarantees and for service costs that are probable and can be reasonably estimated.
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
Pratt & Whitney products include commercial, military, business jet and general aviation aircraft engines, parts and services sold to a diversified customer base, including international and domestic commercial airlines and aircraft leasing companies, aircraft manufacturers, and U.S. and foreign governments. Pratt & Whitney also provides product support and a full range of overhaul, repair and fleet management services.
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

We have reported our financial and operational results for the periods presented herein under the four principal segments noted above, consistent with how we have reviewed our business operations for decision-making purposes, resource allocation and performance assessment during 2016.
Segment Information. Total sales by segment include intersegment sales, which are generally made at prices approximating those that the selling entity is able to obtain on external sales. Segment information for the years ended December 31 is as follows:

	Net Sales			Operating Profits
(dollars in millions)	2016	2015	2014	2016	2015	2014
Otis	$11,893	$11,980	$12,982	$2,147	$2,338	$2,640
UTC Climate, Controls & Security	16,851	16,707	16,823	2,956	2,936	2,782
Pratt & Whitney	14,894	14,082	14,508	1,545	861	2,000
UTC Aerospace Systems	14,465	14,094	14,215	2,298	1,888	2,355
Total segment	58,103	56,863	58,528	8,946	8,023	9,777
Eliminations and other	(859)	(765)	(628)	(368)	(268)	304
General corporate expenses	—	—	—	(406)	(464)	(488)
Consolidated	$57,244	$56,098	$57,900	$8,172	$7,291	$9,593

	Total Assets			Capital Expenditures			Depreciation & Amortization
(dollars in millions)	2016	2015	2014	2016	2015	2014	2016	2015	2014
Otis	$8,867	$8,846	$9,313	$94	$83	$87	$171	$176	$209
UTC Climate, Controls & Security	21,787	21,287	21,217	340	261	228	354	337	349
Pratt & Whitney	22,971	20,336	18,143	725	692	692	550	476	390
UTC Aerospace Systems	34,093	34,736	35,034	452	537	533	807	796	807
Total segment	87,718	85,205	83,707	1,611	1,573	1,540	1,882	1,785	1,755
Eliminations and other	1,988	2,279	2,631	88	79	54	80	78	65
Consolidated	$89,706	$87,484	$86,338	$1,699	$1,652	$1,594	$1,962	$1,863	$1,820
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

	External Net Sales			Operating Profits			Long-Lived Assets
(dollars in millions)	2016	2015	2014	2016	2015	2014	2016	2015	2014
United States Operations	$32,335	$30,989	$30,814	$4,566	$4,391	$5,067	$4,822	$4,517	$4,211
International Operations
Europe	11,151	10,945	12,587	1,933	1,882	2,238	1,538	1,525	1,577
Asia Pacific	8,260	8,425	8,746	1,484	1,641	1,712	999	994	995
Other	5,479	5,584	5,511	963	109	760	1,325	1,273	1,379
Eliminations and other	19	155	242	(774)	(732)	(184)	474	423	430
Consolidated	$57,244	$56,098	$57,900	$8,172	$7,291	$9,593	$9,158	$8,732	$8,592
Sales from U.S. operations include export sales as follows:

(dollars in millions)	2016	2015	2014
Europe	$5,065	$4,366	$4,137
Asia Pacific	3,449	2,902	3,469
Other	2,313	2,473	2,670
	$10,827	$9,741	$10,276

Major Customers. Net Sales include sales under prime contracts and subcontracts to the U.S. Government, primarily related to Pratt & Whitney and UTC Aerospace Systems products, as follows:

(dollars in millions)	2016	2015	2014
Pratt & Whitney	$3,187	$2,945	$3,126
UTC Aerospace Systems	2,301	2,409	2,459
Other	138	276	294
	$5,626	$5,630	$5,879
Net sales by Sikorsky under prime contracts and subcontracts to the U.S. Government of approximately $3.1 billion and $3.8 billion have been reclassified to Discontinued Operations in our Consolidated Statement of Operations for the years ended December 31, 2015 and 2014, respectively.
Net sales to Airbus, primarily related to Pratt & Whitney and UTC Aerospace Systems products, were approximately $7,688 million, $7,624 million and $7,757 million for the years ended December 31, 2016, 2015 and 2014, respectively.

SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

	2016 Quarters				2015 Quarters
(dollars in millions, except per share amounts)	First	Second	Third	Fourth	First	Second	Third	Fourth
Net Sales	$13,357	$14,874	$14,354	$14,659	$13,320	$14,690	$13,788	$14,300
Gross margin	3,703	4,133	4,012	3,936	3,814	4,218	3,988	3,647
Net income attributable to common shareowners	1,183	1,379	1,480	1,013	1,426	1,542	1,362	3,278
Earnings per share of Common Stock:
Basic - net income	$1.43	$1.67	$1.80	$1.26	$1.60	$1.76	$1.55	$3.86
Diluted - net income	$1.42	$1.65	$1.78	$1.25	$1.58	$1.73	$1.54	$3.86
COMPARATIVE STOCK DATA (UNAUDITED)

	2016			2015
(common stock)	High	Low	Dividend	High	Low	Dividend
First quarter	$100.25	$84.66	$0.64	$124.11	$111.52	$0.64
Second quarter	$105.89	$97.21	$0.66	$119.14	$110.93	$0.64
Third quarter	$109.69	$100.10	$0.66	$111.58	$86.82	$0.64
Fourth quarter	$110.98	$98.67	$0.66	$100.80	$88.36	$0.64
Our common stock is listed on the New York Stock Exchange. The high and low prices are based on the Composite Tape of the New York Stock Exchange. There were approximately 19,126 registered shareholders at January 31, 2017.
PERFORMANCE GRAPH (UNAUDITED)
The following graph presents the cumulative total shareholder return for the five years ending December 31, 2016 for our common stock, as compared to the Standard & Poor's 500 Stock Index and to the Dow Jones 30 Industrial Average. Our common stock price is a component of both indices. These figures assume that all dividends paid over the five-year period were reinvested, and that the starting value of each index and the investment in common stock was $100.00 on December 31, 2011.
COMPARISON OF CUMULATIVE FIVE YEAR TOTAL RETURN

	December
	2011	2012	2013	2014	2015	2016
United Technologies Corporation	$100.00	$115.10	$163.30	$168.50	$144.23	$168.81
S&P 500 Index	$100.00	$116.00	$153.57	$174.60	$177.01	$198.18
Dow Jones Industrial Average	$100.00	$110.24	$142.93	$157.28	$157.61	$183.61