Form 10-K, Exhibit 13
period 2017-12-31
UNITED TECHNOLOGIES CORP /DE/
filed 2018-02-09
CIK 101829

Exhibit 13
Five-Year Summary

(dollars in millions, except per share amounts)	2017	2016	2015	2014	2013
For The Year
Net sales	$59,837	$57,244	$56,098	$57,900	$56,600
Research and development	2,387	2,337	2,279	2,475	2,342
Restructuring costs	253	290	396	354	431
Net income from continuing operations [1]	4,920	5,436	4,356	6,468	5,655
Net income from continuing operations attributable to common shareowners [1]	4,552	5,065	3,996	6,066	5,265

Basic earnings per share—Net income from continuing operations attributable to common shareowners	5.76	6.19	4.58	6.75	5.84
Diluted earnings per share—Net income from continuing operations attributable to common shareowners	5.70	6.13	4.53	6.65	5.75
Cash dividends per common share	2.72	2.62	2.56	2.36	2.20

Average number of shares of Common Stock outstanding:
Basic	790	818	873	898	901
Diluted	799	826	883	912	915
Cash flows provided by operating activities of continuing operations	5,631	6,412	6,755	6,979	7,341
Capital expenditures [2]	2,014	1,699	1,652	1,594	1,569
Acquisitions, including debt assumed	231	712	556	530	151
Repurchases of Common Stock [3]	1,453	2,254	10,000	1,500	1,200
Dividends paid on Common Stock (excluding ESOP)	2,074	2,069	2,184	2,048	1,908

At Year End
Working capital [2,4]	$8,467	$6,644	$4,088	$5,921	$5,733
Total assets [2]	96,920	89,706	87,484	86,338	85,029
Long-term debt, including current portion [2,5]	27,093	23,300	19,499	19,575	19,744
Total debt [2,5]	27,485	23,901	20,425	19,701	20,132
Total debt to total capitalization [5]	47%	45%	41%	38%	38%
Total equity [5,6]	31,421	29,169	28,844	32,564	33,219
Number of employees [7]	204,700	201,600	197,200	211,500	212,400

Note 1
2017 amounts include unfavorable tax charges of approximately $690 million related to U.S. tax reform legislation enacted in December, 2017, commonly referred to as the Tax Cuts and Jobs Act of 2017 (TCJA), and a $196 million pre-tax charge resulting from customer contract matters, partially offset by pre-tax gains of approximately $500 million on sales of available for sale securities. 2016 amounts include a $423 million pre-tax pension settlement charge resulting from defined benefit plan de-risking actions. 2015 amounts include pre-tax charges of: $867 million as a result of a settlement with the Canadian government, $295 million from customer contract negotiations at UTC Aerospace Systems, and $237 million related to pending and future asbestos claims.

Note 2	Excludes assets and liabilities of discontinued operations held for sale, for all periods presented.

Note 3
In connection with the agreement to merge with Rockwell Collins announced on September 4, 2017, we have suspended share repurchases, excluding activity relating to our employee savings plans. As we continue to assess the impacts of the TCJA, future opportunities for repatriation of our non-U.S. earnings, additional investments in our operations and accelerated de-leveraging, we may consider limited additional share repurchases to offset the effects of dilution related to our stock-based compensation programs. Share repurchases in 2015 include share repurchases under accelerated repurchase agreements of $2.6 billion in the first quarter of 2015 and $6.0 billion in the fourth quarter of 2015.

Note 4
Working capital in 2015 includes approximately $2.4 billion of taxes payable related to the gain on the sale of Sikorsky, which were paid in 2016. As compared with 2014, 2015 working capital also reflects the reclassification of current deferred tax assets and liabilities to non-current assets and liabilities in connection with the adoption of Accounting Standards Update 2015-17.

Note 5
The increase in the 2017 and 2016 debt to total capitalization ratio primarily reflects additional borrowings to fund share repurchases, 2017 discretionary pension contributions, and for general corporate purposes.

Note 6
The decrease in total equity in 2015, as compared with 2014, reflects the sale of Sikorsky and the share repurchase program. The decrease in total equity in 2014, as compared with 2013, reflects unrealized losses of approximately $2.9 billion, net of taxes, associated with the effect of market conditions on our pension plans.

Note 7	The decrease in employees in 2015, as compared with 2014, primarily reflects the 2015 divestiture of Sikorsky.

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

	2017	2016	2015
Commercial and industrial	50%	50%	52%
Military aerospace and space	13%	12%	12%
Commercial aerospace	37%	38%	36%
	100%	100%	100%
Our consolidated net sales were derived from original equipment manufacturing (OEM) and aftermarket parts and services as follows:

	2017	2016	2015
OEM	53%	55%	56%
Aftermarket parts and services	47%	45%	44%
	100%	100%	100%
Our worldwide operations can be affected by industrial, economic and political factors on both a regional and global level. To limit the impact of any one industry or the economy of any single country on our consolidated operating results, our strategy has been, and continues to be, the maintenance of a balanced and diversified portfolio of businesses. Our operations include original equipment manufacturing (OEM) and extensive related aftermarket parts and services in both our commercial and aerospace businesses. Our business mix also reflects the combination of shorter cycles at UTC Climate, Controls & Security and in our commercial aerospace spares businesses, and longer cycles at Otis and in our aerospace OEM and aftermarket maintenance businesses. Our customers include companies in both the public and private sectors, and our businesses reflect an extensive geographic diversification that has evolved with continued globalization. The composition of net sales from outside the U.S., including U.S. export sales, as a percentage of total segment sales, is as follows:

(dollars in millions)	2017	2016	2015	2017	2016	2015
Europe	$11,879	$11,151	$10,945	20%	19%	19%
Asia Pacific	8,770	8,260	8,425	14%	14%	15%
Other Non-U.S.	5,262	5,479	5,584	9%	9%	10%
U.S. Exports	11,124	10,827	9,741	18%	19%	17%
International segment sales	$37,035	$35,717	$34,695	61%	61%	61%
As part of our growth strategy, we invest in businesses in certain countries that carry high levels of currency, political and/or economic risk, such as Argentina, Brazil, China, India, Indonesia, Mexico, Poland, Russia, South Africa, Ukraine and countries in the Middle East. As of December 31, 2017, the net assets in any one of these countries did not exceed 7% of consolidated shareowners' equity.
In a referendum on June 23, 2016, voters in the United Kingdom (the U.K.) voted in favor of the U.K.'s exiting the European Union (the EU). The manner in which the U.K. decides to exit the EU could have negative macroeconomic consequences. Our 2017 full year sales in the U.K. were approximately $3 billion and represented less than 5% of our overall sales, and we do not believe the U.K.'s withdrawal from the EU will significantly impact our businesses in the near term.

Organic sales growth was 4% in 2017, reflecting growth across all segments driven by:

•	higher commercial aftermarket and military sales at Pratt & Whitney

•	higher North America residential heating, ventilating and air conditioning (HVAC), global commercial HVAC, and commercial refrigeration sales at UTC Climate, Controls & Security

•	higher commercial aftermarket sales at UTC Aerospace Systems

•	higher service sales in North America and Asia and higher new equipment sales in North America and in Europe, partially offset by lower new equipment sales in China at Otis
We expect organic sales growth in 2018 to be 4% to 6%, with foreign exchange expected to have a favorable impact of approximately 1%. We continue to invest in new platforms and new markets to position the Company for long-term growth, while remaining focused on innovation, structural cost reduction, disciplined capital allocation and the execution of customer and shareowner commitments.
As discussed below in "Results of Operations," operating profit in both 2017 and 2016 includes the impact from activities that are not expected to recur often or that are not otherwise reflective of the underlying operations, such as charges related to the strategic de-risking of our defined benefit pension plans, the unfavorable impact of contract matters with customers, the beneficial impact of net gains from sales of investments, and other significant non-recurring and non-operational items. Our earnings growth strategy contemplates earnings from organic sales growth, including growth from new product development and product improvements, structural cost reductions, operational improvements, and incremental earnings from our investments in acquisitions.
Our investments in businesses in 2017 and 2016 totaled $231 million and $712 million (including debt assumed of $2 million), respectively. Acquisitions completed in 2017 include a number of small acquisitions primarily in our commercial businesses. Our investments in businesses in 2016 included the acquisition of a majority interest in an Italian-based heating products and services company by UTC Climate, Controls & Security, the acquisition of a Japanese services company by Otis and a number of small acquisitions primarily in our commercial businesses.
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
On September 4, 2017, we announced that we had entered into a merger agreement with Rockwell Collins, under which we agreed to acquire Rockwell Collins. Under the terms of the merger agreement, each Rockwell Collins shareowner will receive $93.33 per share in cash and a fraction of a share of UTC common stock equal to the quotient obtained by dividing $46.67 by the average of the volume-weighted average price per share of UTC common stock on the NYSE on each of the 20 consecutive trading days ending with the trading day immediately prior to the closing date (the “UTC Stock Price”), subject to adjustment based on a two-way collar mechanism as described below (the “Stock Consideration”). The cash and UTC stock payable in exchange for each such share of Rockwell Collins common stock are collectively the “Merger Consideration.” The fraction of a share of UTC common stock into which each such share of Rockwell Collins common stock will be converted is the “Exchange Ratio.” The Exchange Ratio will be determined based upon the UTC Stock Price. If the UTC Stock Price is greater than $107.01 but less than $124.37, the Exchange Ratio will be equal to the quotient of (i) $46.67 divided by (ii) the UTC Stock Price, which, in each case, will result in the Stock Consideration having a value equal to $46.67. If the UTC Stock Price is less than or equal to $107.01 or greater than or equal to $124.37, then a two-way collar mechanism will apply, pursuant to which, (x) if the UTC Stock Price is greater than or equal to $124.37, the Exchange Ratio will be fixed at 0.37525 and the value of the Stock Consideration will be greater than $46.67, and (y) if the UTC Stock Price is less than or equal to $107.01, the Exchange Ratio will be fixed at 0.43613 and the value of the Stock Consideration will be less than $46.67. On January 11, 2018, the merger was approved by Rockwell Collins' shareowners. We currently expect that the merger will be completed in the third quarter of 2018, subject to customary closing conditions, including the receipt of required regulatory approvals.
We anticipate that approximately $15 billion will be required to pay the aggregate cash portion of the Merger Consideration. We expect to fund the cash portion of the Merger Consideration through debt issuances and cash on hand. We have entered into a $6.5 billion 364-day unsecured bridge loan credit agreement that would be funded only to the extent certain of the anticipated debt issuances are not completed prior to the completion of the merger. Additionally, we expect to assume approximately $7 billion of Rockwell Collins' outstanding debt upon completion of the merger. To help manage the cash flow and liquidity resulting from the proposed acquisition, we have suspended share repurchases, excluding activity relating to our employee savings plans. On December 22, 2017 Public Law 115-97 “An Act to Provide for Reconciliation Pursuant to Titles II and V of the Concurrent Resolution on the Budget for Fiscal Year 2018” was enacted. This law is commonly referred to as the Tax Cuts and Jobs Act of 2017 (TCJA). As we continue to assess the impacts of the TCJA, future opportunities for repatriation of our non-U.S. earnings, and accelerated de-leveraging, we may consider, in addition to investments in out operations, limited additional share repurchases to offset the effects of dilution related to our stock-based compensation programs - see Note 12.
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
RESULTS OF OPERATIONS
Net Sales

(dollars in millions)	2017	2016	2015
Net sales	$59,837	$57,244	$56,098
Percentage change year-over-year	5%	2%	(3)%
The factors contributing to the total percentage change year-over-year in total net sales are as follows:

	2017	2016
Organic volume	4%	2%
Foreign currency translation	—	(1)%
Acquisitions and divestitures, net	1%	1%
Total % Change	5%	2%
All four segments experienced organic sales growth during 2017. Pratt & Whitney sales were up 9% organically, reflecting higher commercial aftermarket sales and higher military sales, partially offset by lower commercial engine sales. Organic sales at UTC Climate, Controls & Security increased 4%, driven by growth in North America residential HVAC, global commercial HVAC, and commercial refrigeration sales. Organic sales at UTC Aerospace Systems grew 2%, primarily driven by an increase in commercial aerospace aftermarket sales partially offset by lower commercial aerospace OEM sales. Otis sales increased 2% organically, reflecting higher service sales in North America and Asia, and higher new equipment sales growth in North America and Europe, partially offset by a decline in China.
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
Cost of Products and Services Sold

(dollars in millions)	2017	2016	2015
Total cost of products and services sold	$43,953	$41,460	$40,431
Percentage change year-over-year	6%	3%	(1)%

The factors contributing to the total percentage change year-over-year in total cost of products and services sold are as follows:

	2017	2016
Organic volume	6%	3%
Foreign currency translation	—	(1)%
Acquisitions and divestitures, net	—	1%
Total % Change	6%	3%
The organic increase in total cost of products and services sold in 2017 was primarily driven by the organic sales increases noted above and higher negative engine margin at Pratt & Whitney due to unfavorable mix and ramp-related costs.
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
Gross Margin

(dollars in millions)	2017	2016	2015
Gross margin	$15,884	$15,784	$15,667
Percentage of net sales	26.5%	27.6%	27.9%
The 110 basis point decrease in gross margin as a percentage of sales in 2017, as compared with 2016, primarily reflects lower gross margin at Pratt & Whitney (50 basis points) driven by higher negative engine margin due to unfavorable mix and ramp related costs; a decline in gross margin at Otis (40 basis points) driven by unfavorable price and mix, primarily in China; and a decline in gross margin at UTC Climate, Controls & Security (40 basis points) reflecting adverse price and mix and the unfavorable impact of a product recall program. These decreases were partially offset by higher gross margin at UTC Aerospace Systems (10 basis points) driven by higher commercial aftermarket volumes.
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
Research and Development

(dollars in millions)	2017	2016	2015
Company-funded	$2,387	$2,337	$2,279
Percentage of net sales	4.0%	4.1%	4.1%
Customer-funded	$1,479	$1,389	$1,589
Percentage of net sales	2.5%	2.4%	2.8%
Research and development spending is subject to the variable nature of program development schedules and, therefore, year-over-year variations in spending levels are expected. The majority of the company-funded spending is incurred by the aerospace businesses and relates largely to the next generation engine product family at Pratt & Whitney and the Embraer E-Jet E2, Bombardier Global 7000/8000, Mitsubishi Regional Jet, Airbus A320neo and Airbus A350 programs at UTC Aerospace Systems. In 2017, company-funded research and development increased 2% driven by continued investment in new products at UTC Climate, Controls & Security (1%) and increased spending on strategic initiatives at Otis (1%). Customer-funded research and development increased 6% primarily driven by increased spending on U.S. Government development programs at Pratt & Whitney, partially offset by lower spend within UTC Aerospace Systems related to several commercial and military aerospace programs.
The year-over-year increase in company-funded research and development (3%) in 2016, compared with 2015, is primarily driven by higher research and development costs within Pratt & Whitney (2%) as development programs progress towards certification, and higher spending at Otis (2%). These increases were partially offset by lower spend within UTC

Aerospace Systems related to several commercial aerospace programs (1%). Customer-funded research and development declined (13%) due primarily to lower spending on U.S. Government and commercial engine programs at Pratt & Whitney (4%), and lower spend within UTC Aerospace Systems related to several commercial and military aerospace programs (9%).
Selling, General and Administrative

(dollars in millions)	2017	2016	2015
Selling, general and administrative	$6,183	$6,060	$5,886
Percentage of net sales	10.3%	10.6%	10.5%
Selling, general and administrative expenses increased 2% in 2017 and reflect an increase in expenses related to recent acquisitions (1%) and the impact of higher restructuring expenses (1%). The increase also reflects higher expenses at Pratt & Whitney (2%) driven by increased headcount and employee compensation related expenses; higher expenses at Otis (1%) resulting from higher labor and information technology costs; and higher expenses at UTC Aerospace Systems (1%) and UTC Climate, Controls & Security (1%) primarily driven by employee compensation related expenses. These increases were offset by the absence of a prior year pension settlement charge resulting from pension de-risking actions (6%).
Selling, general and administrative expenses increased 3% in 2016, compared with 2015, largely driven by a pension settlement charge resulting from pension de-risking actions (6%) and increased selling, general and administrative expenses at Otis (2%) reflecting higher labor and information technology costs. These increases were partially offset by lower spend at UTC Aerospace Systems (2%) and at UTC Climate, Controls & Security (1%) primarily driven by lower pension expense. Pratt & Whitney selling, general and administrative expenses were flat relative to the prior year as lower pension expense was largely offset by higher employee compensation related expenses driven by increased hiring.
Other Income, Net

(dollars in millions)	2017	2016	2015
Other income (expense), net	$1,358	$785	$(211)
Other income (expense), net includes the operational impact of equity earnings in unconsolidated entities, royalty income, foreign exchange gains and losses as well as other ongoing and infrequently occurring items. The year-over-year increase in other income, net ($573 million, 73%) in 2017 compared with 2016 is primarily driven by $379 million of gains resulting from UTC Climate, Controls & Security's sale of its investments in Watsco, Inc. (48%), as well as higher year-over year foreign exchange gains and losses (9%), and higher year-over-year gains on the sale of securities (8%) across the UTC businesses.
Other income (expense), net increased $996 million in 2016, compared with 2015, largely driven by the absence of a 2015 charge related to a Canadian government settlement ($867 million) and the absence of a 2015 charge for pending and future asbestos claims ($237 million), partially offset by the absence of a 2015 gain on re-measurement to fair value of a previously held equity interest in UTC Climate, Controls & Security joint venture investments ($126 million).
See Note 8 "Accrued Liabilities" of our Consolidated Financial Statements for further discussion of the charge related to the 2015 Canadian government settlement and Note 18 "Contingent Liabilities" for further discussion of the 2015 charge for pending and future asbestos claims.
Interest Expense, Net

(dollars in millions)	2017	2016	2015
Interest expense	$1,017	$1,161	$945
Interest income	(108)	(122)	(121)
Interest expense, net	$909	$1,039	$824
Average interest expense rate - average outstanding borrowings during the year:
Short-term borrowings	1.1%	1.3%	0.6%
Total debt	3.5%	4.1%	4.1%

Average interest expense rate - outstanding borrowings as of December 31:
Short-term borrowings	2.3%	0.6%	0.8%
Total debt	3.5%	3.7%	4.4%

The decrease in interest expense during 2017, as compared with 2016, was primarily driven by the absence of a net extinguishment loss of approximately $164 million related to the December 1, 2016 redemption of certain outstanding notes. The unfavorable impact of the May 4, 2017 and November 1, 2016 issuance of notes representing $8 billion in aggregate principal was largely offset by the favorable impact of the significantly lower interest rates on these notes as compared to the 5.375% and 6.125% notes redeemed on December 1, 2016, representing $2.25 billion in aggregate principal, and the favorable impact of these early redemptions and the repayment at maturity of our 1.800% notes due 2017, representing $1.5 billion in aggregate principal. The average maturity of our long-term debt at December 31, 2017 is approximately 11 years. See Note 9 to our Consolidated Financial Statements for further discussion of our borrowing activity.
Interest expense was higher in 2016, as compared with 2015, primarily driven by a net extinguishment loss of approximately $164 million related to the December 1, 2016 redemption of certain outstanding notes. See Note 9 to our Consolidated Financial Statements for further discussion. The increase also includes additional interest expense on higher average outstanding long-term debt, primarily driven by debt issued in 2016, partially offset by lower average commercial paper balances and related interest expense.
The decrease in the weighted-average interest rates for short-term borrowings for 2017 was primarily due to higher average Euro-denominated commercial paper borrowings as compared to 2016. The increase in the weighted-average interest rates for short-term borrowings for 2016 was primarily due to lower average commercial paper borrowings relative to other short-term borrowings as compared to 2015. We had no Euro-denominated commercial paper borrowing outstanding at December 31, 2017, resulting in the higher weighted-average interest rate for short-term borrowings as of December 31, 2017, as compared to December 31, 2016.
Income Taxes

	2017	2016	2015
Effective income tax rate	36.6%	23.8%	32.6%
On December 22, 2017 Public Law 115-97 “An Act to Provide for Reconciliation Pursuant to Titles II and V of the Concurrent Resolution on the Budget for Fiscal Year 2018” was enacted. This law is commonly referred to as the Tax Cuts and Jobs Act of 2017 (TCJA).
The 2017 effective tax rate reflects a tax charge of $690 million attributable to the passage of the TCJA. This amount relates to U.S. income tax attributable to previously undistributed earnings of UTC's international subsidiaries and equity investments, net of foreign tax credits, and the revaluation of U.S. deferred income taxes. In accordance with Staff Accounting Bulletin 118 (SAB 118) issued on December 22, 2017, provisional amounts have been recorded for the U.S. income tax attributable to the TCJA’s deemed repatriation provision, the revaluation of U.S. deferred taxes and the tax consequences relating to states with current conformity to the Internal Revenue Code. Due to the enactment date and tax complexities of the TCJA, the Company has not completed its accounting related to these items.
The effective income tax rates for 2017, 2016, and 2015 reflect tax benefits associated with lower tax rates on international earnings. The expiration of statutes of limitations during 2017 resulted in a favorable adjustment of $55 million largely offset by the unfavorable impact related to a retroactive Quebec tax law change enacted on December 7, 2017 and the absence of certain credits, tax law changes and audit settlements included in 2016 described below.
The 2016 effective tax rate reflects $206 million of favorable adjustments related to the conclusion of the review by the Examination Division of the Internal Revenue Service of both the UTC 2011 and 2012 tax years and the Goodrich Corporation 2011 and 2012 tax years through the date of its acquisition as well as the absence of 2015 items described below. In addition, at the end of 2016, France enacted a tax law change reducing its corporate income tax rate which resulted in a tax benefit of $25 million.
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
We currently estimate our full year annual effective income tax rate in 2018 to be approximately 25.5% excluding restructuring, non-operational non-recurring items and the refinement of provisional adjustments related to the TCJA. The annual effective income tax rate may be impacted by several factors including tax on the Company’s international activities, which represent approximately 60% of our earnings. The rate may also change due to additional guidance and interpretations related to the TCJA. We anticipate some variability in the tax rate quarter to quarter in 2018 from potential discrete items.

For additional discussion of income taxes and the effective income tax rate, see "Critical Accounting Estimates—Income Taxes" and Note 11 to the Consolidated Financial Statements.
Net Income Attributable to Common Shareowners from Continuing Operations

(dollars in millions, except per share amounts)	2017	2016	2015
Net income attributable to common shareowners from continuing operations	$4,552	$5,065	$3,996
Diluted earnings per share from continuing operations	$5.70	$6.13	$4.53
To help mitigate the volatility of foreign currency exchange rates on our operating results, we maintain foreign currency hedging programs, the majority of which are entered into by Pratt & Whitney Canada (P&WC). In 2017, foreign currency, including hedging at P&WC, had a favorable impact on our consolidated operational results of $0.13 per diluted share. In 2016, foreign currency, including hedging at P&WC, had a favorable impact on our consolidated operational results of $0.05 per diluted share. In 2015, foreign currency generated a net adverse impact on our consolidated operational results of $0.19 per diluted share. For additional discussion of foreign currency exposure, see "Market Risk and Risk Management—Foreign Currency Exposures."
Net income from continuing operations attributable to common shareowners for the year ended December 31, 2017 includes restructuring charges, net of tax benefit, of $176 million ($253 million pre-tax) as well as the net unfavorable impact of significant non-operational and/or nonrecurring items, net of tax, of $587 million. Non-operational and/or nonrecurring items include a tax charge in connection with the passage of the TCJA as described in Note 11, the unfavorable impact of customer contract matters at Pratt & Whitney, and the unfavorable impact of a product recall program at UTC Climate, Controls & Security, partially offset by gains resulting from UTC Climate, Controls & Security's sale of its investments in Watsco, Inc. The effect of restructuring charges and nonrecurring items on diluted earnings per share for 2017 was $0.95 per share.
Net income from continuing operations attributable to common shareowners for the year ended December 31, 2016 includes restructuring charges, net of tax benefit, of $192 million ($290 million pre-tax) as well as the net unfavorable impact of significant non-operational and/or non-recurring items, net of tax, of $203 million. Non-operational and/or nonrecurring items include a pension settlement charge resulting from pension de-risking actions, a net extinguishment loss related to the early redemption of certain outstanding notes, and the unfavorable impact of customer contract matters at Pratt & Whitney. These items were partially offset by favorable tax adjustments related to the conclusion of the review by the Examination Division of the Internal Revenue Service of the 2011 and 2012 tax years. The effect of restructuring charges and non-recurring items on diluted earnings per share for the year ended December 31, 2016 was $0.48 per share.
Net income attributable to common shareowners from continuing operations in 2015 includes restructuring charges, net of tax benefit, of $274 million ($396 million pre-tax) as well as the net unfavorable impact of significant non-recurring and non-operational items, net of tax benefit, of $1,293 million. Non-operational and/or nonrecurring items include a charge recorded by Pratt & Whitney resulting from amendments to research and development support arrangements previously entered into with federal and provincial Canadian government agencies; the unfavorable impact of customer contract negotiations at UTC Aerospace Systems; an unfavorable tax adjustment related to the planned repatriation of certain foreign earnings; and a charge for pending and future asbestos claims. The effect of restructuring charges on diluted earnings per share for 2015 was a charge of $0.31 per share, while the effect of significant non-operational items on diluted earnings per share for 2015 was a charge of $1.46 per share.
Net (Loss) Income Attributable to Common Shareowners from Discontinued Operations

(dollars in millions, except per share amounts)	2017	2016	2015
Net (loss) income attributable to common shareowners from discontinued operations	$—	$(10)	$3,612
Diluted earnings per share from discontinued operations	$—	$(0.01)	$4.09
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

RESTRUCTURING COSTS

(dollars in millions)	2017	2016	2015
Restructuring costs included within continuing operations	$253	$290	$396
Restructuring costs included within discontinued operations	—	—	139
Restructuring costs	$253	$290	$535
Restructuring actions are an essential component of our operating margin improvement efforts and relate to both existing operations and those recently acquired. Charges generally relate to severance incurred on workforce reductions and facility exit and lease termination costs associated with the consolidation of field and manufacturing operations. We expect the amount of restructuring costs incurred in 2018 to be consistent with 2017, including trailing costs related to prior actions associated with our continuing cost reduction efforts and the integration of acquisitions. We continue to closely monitor the economic environment and may undertake further restructuring actions to keep our cost structure aligned with the demands of the prevailing market conditions. In 2015, restructuring costs included within discontinued operations included approximately $109 million of net settlement and curtailment losses for pension benefits.
2017 Actions. During 2017, we recorded net pre-tax restructuring charges of $176 million relating to ongoing cost reduction actions initiated in 2017. We are targeting to complete in 2018 and 2019 the majority of the remaining workforce and facility related cost reduction actions initiated in 2017. Approximately 66% of the total pre-tax charge will require cash payments, which we have funded and expect to continue to fund with cash generated from operations. During 2017, we had cash outflows of approximately $83 million related to the 2017 actions. We expect to incur additional restructuring and other charges of $122 million to complete these actions. We expect recurring pre-tax savings to increase over the two-year period subsequent to initiating the actions to approximately $160 million annually, of which, approximately $69 million was realized in 2017.
2016 Actions. During 2017 and 2016, we recorded net pre-tax restructuring charges of $57 million and $242 million, respectively, for actions initiated in 2016. We are targeting to complete in 2018 the majority of the remaining workforce and all facility related cost reduction actions initiated in 2016. Approximately 69% of the total pre-tax charge will require cash payments, which we have and expect to continue to fund with cash generated from operations. During 2017, we had cash outflows of approximately $84 million related to the 2016 actions. We expect to incur additional restructuring charges of $34 million to complete these actions. We expect recurring pre-tax savings to increase over the two-year period subsequent to initiating the actions to approximately $180 million annually.
In addition, during 2017, we recorded net pre-tax restructuring costs totaling $20 million for restructuring actions initiated in 2015 and prior. For additional discussion of restructuring, see Note 13 to the Consolidated Financial Statements.
SEGMENT REVIEW

	Net Sales			Operating Profits			Operating Profit Margin
(dollars in millions)	2017	2016	2015	2017	2016	2015	2017	2016	2015
Otis	$12,341	$11,893	$11,980	$2,021	$2,147	$2,338	16.4%	18.1%	19.5%
UTC Climate, Controls & Security	17,812	16,851	16,707	3,300	2,956	2,936	18.5%	17.5%	17.6%
Pratt & Whitney	16,160	14,894	14,082	1,460	1,545	861	9.0%	10.4%	6.1%
UTC Aerospace Systems	14,691	14,465	14,094	2,370	2,298	1,888	16.1%	15.9%	13.4%
Total segment	61,004	58,103	56,863	9,151	8,946	8,023	15.0%	15.4%	14.1%
Eliminations and other	(1,167)	(859)	(765)	(38)	(368)	(268)
General corporate expenses	—	—	—	(441)	(406)	(464)
Consolidated	$59,837	$57,244	$56,098	$8,672	$8,172	$7,291	14.5%	14.3%	13.0%
Commercial Businesses
The financial performance of our commercial businesses can be influenced by a number of external factors including fluctuations in residential and commercial construction activity, regulatory changes, interest rates, labor costs, foreign currency exchange rates, customer attrition, raw material and energy costs, credit markets and other global and political factors. UTC Climate, Controls & Security's financial performance can also be influenced by production and utilization of transport equipment, and weather conditions for its residential business. Geographic and industry diversity across the commercial businesses help to balance the impact of such factors on our consolidated operating results, particularly in the face of uneven economic growth. At constant currency and excluding the effect of acquisitions and divestitures, UTC Climate, Controls & Security equipment orders for 2017 increased 7% in comparison to 2016 driven by growth in transport refrigeration (17%), commercial HVAC (9%), commercial refrigeration (8%), and residential HVAC orders (5%). Within the Otis segment, new equipment orders were flat in comparison to the prior year as order growth in Europe (8%), and the Americas (2%) was offset by order declines in Asia (3%) and the Middle East (12%).
Total commercial business sales generated outside the U.S., including U.S. export sales, were 63% in both 2017 and 2016. The following table shows sales generated outside the U.S., including U.S. export sales, for each of the commercial business segments:

	2017	2016
Otis	73%	75%
UTC Climate, Controls & Security	55%	55%
Otis is the world’s largest elevator and escalator manufacturing, installation and service company. Otis designs, manufactures, sells and installs a wide range of passenger and freight elevators as well as escalators and moving walkways. In addition to new equipment, Otis provides modernization products to upgrade elevators and escalators as well as maintenance and repair services for both its products and those of other manufacturers. Otis serves customers in the commercial and residential property industries around the world. Otis sells directly to the end customer and through sales representatives and distributors.

				Total Increase (Decrease) Year-Over-Year for:
(dollars in millions)	2017	2016	2015	2017 Compared with 2016		2016 Compared with 2015
Net Sales	$12,341	$11,893	$11,980	$448	4%	$(87)	(1)%
Cost of Sales	8,605	8,072	8,122	533	7%	(50)	(1)%
	3,736	3,821	3,858
Operating Expenses and Other	1,715	1,674	1,520
Operating Profits	$2,021	$2,147	$2,338	$(126)	(6)%	$(191)	(8)%

	Factors Contributing to Total % Increase (Decrease) Year-Over-Year in:
	2017			2016
	Net Sales	Cost of Sales	Operating Profits	Net Sales	Cost of Sales	Operating Profits
Organic / Operational	2%	5%	(7)%	1%	2%	(7)%
Foreign currency translation	—	—	1%	(2)%	(3)%	(2)%
Acquisitions and divestitures, net	1%	1%	—	—	—	—
Other	1%	1%	—	—	—	1%
Total % change	4%	7%	(6)%	(1)%	(1)%	(8)%
2017 Compared with 2016
The organic sales increase of 2% primarily reflects higher service sales (1%) driven by growth in North America and Asia, and higher new equipment sales (1%) driven by growth in North America and Europe, partially offset by a decline in China.
The operational profit decrease of 7% was driven by:

•	unfavorable price and mix (11%), primarily in China

•	higher selling, general and administrative expenses (2%), primarily labor and information technology costs

•	higher research and development costs (1%)
These decreases were partially offset by:

•	profit contribution from the higher sales volumes noted above (4%)

•	favorable productivity (3%)
2016 Compared with 2015
The organic sales increase of 1% primarily reflects higher service sales (1%), driven by growth in the Americas and Asia. New equipment sales growth in the Americas (2%) was offset by a decline in new equipment sales in China (2%).

The operational profit decrease of 7% was driven by unfavorable price and mix (12%), primarily in China and Europe; higher selling, general and administrative expenses (5%), driven by higher labor and information technology costs; and higher research and development spending (2%); partially offset by favorable productivity and commodity costs (combined 8%) and higher volume (4%).
UTC Climate, Controls & Security is a leading provider of heating, ventilating, air conditioning (HVAC), refrigeration, fire, security and building automation products, solutions and services for residential, commercial, industrial and transportation applications. UTC Climate, Controls & Security provides a wide range of building systems, including cooling, heating, ventilation, refrigeration, fire and smoke detection, portable fire extinguishers, fire suppression, gas and flame safety, intruder alarms, access control systems, video surveillance and building control systems. UTC Climate, Controls & Security also provides a broad array of related building services, including audit, design, installation, system integration, repair, maintenance, and monitoring services.
UTC Climate, Controls & Security sells its HVAC and refrigeration solutions directly to end customers, including building contractors and owners, homeowners, transportation companies, retail stores and food service companies, and through joint ventures, manufacturer's representatives, distributors, wholesalers, dealers and retail outlets. These products and services are sold under the Carrier name and other brand names. UTC Climate, Controls & Security’s security and fire safety products and services are used by governments, financial institutions, architects, building owners and developers, security and fire consultants, homeowners and other end-users requiring a high level of security and fire protection for their businesses and residences. UTC Climate, Controls & Security provides its security and fire safety products and services under Chubb, Kidde and other brand names and sells directly to customers as well as through manufacturer's representatives, distributors, dealers, value-added resellers and retail distribution.
Certain UTC Climate, Controls & Security HVAC businesses are seasonal, and sales and service activity can be impacted by weather. UTC Climate, Controls & Security customarily offers its customers incentives to purchase products to ensure an adequate supply of its products in the distribution channels. The principal incentive program provides reimbursements to distributors for offering promotional pricing on UTC Climate, Controls & Security products.

				Total Increase (Decrease) Year-Over-Year for:
(dollars in millions)	2017	2016	2015	2017 Compared with 2016		2016 Compared with 2015
Net Sales	$17,812	$16,851	$16,707	$961	6%	$144	1%
Cost of Sales	12,602	11,700	11,611	902	8%	89	1%
	5,210	5,151	5,096
Operating Expenses and Other	1,910	2,195	2,160
Operating Profits	$3,300	$2,956	$2,936	$344	12%	$20	1%

	Factors Contributing to Total % Increase (Decrease) Year-Over-Year in:
	2017			2016
	Net Sales	Cost of Sales	Operating Profits	Net Sales	Cost of Sales	Operating Profits
Organic / Operational	4%	5%	—	(1)%	(1)%	5%
Foreign currency translation	1%	—	—	(1)%	(1)%	(1)%
Acquisitions and divestitures, net	1%	2%	—	3%	3%	1%
Restructuring costs	—	—	(2)%	—	—	1%
Other	—	1%	14%	—	—	(5)%
Total % change	6%	8%	12%	1%	1%	1%
2017 Compared with 2016
The organic sales increase of 4% was driven by growth in North America residential HVAC (1%), global commercial HVAC (1%), and commercial refrigeration (1%).
Operational profit was consistent with the prior year as the profit contribution from higher sales volumes, net of adverse price (6%) and the beneficial impact from restructuring savings (2%), were offset by the impact of unfavorable mix (6%) and unfavorable contract adjustments related to a large commercial project (1%). The 14% increase in “other” primarily reflects gains on the sale of investments (16%), primarily Watsco, Inc., and the absence of prior year acquisition and integration costs (1%), partially offset by the impact of a product recall program (3%).

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
Aerospace Businesses
The financial performance of Pratt & Whitney and UTC Aerospace Systems is directly tied to the economic conditions of the commercial aerospace and defense aerospace industries. In particular, Pratt & Whitney experiences intense competition for new commercial airframe/engine combinations. Engine suppliers may offer substantial discounts and other financial incentives, performance and operating cost guarantees, and participate in financing arrangements in an effort to compete for the aftermarket associated with these engine sales. These OEM engine sales may result in losses on the engine sales, which economically are recovered through the sales and profits generated over the engine's maintenance cycle. At times, the aerospace businesses also enter into development programs and firm fixed-price development contracts, which may require the company to bear cost overruns related to unforeseen technical and design challenges that arise during the development stage of the program. Customer selections of engines and components can also have a significant impact on later sales of parts and service. Predicted traffic levels, load factors, worldwide airline profits, general economic activity and global defense spending have been reliable indicators for new aircraft and aftermarket orders within the aerospace industry. Spare part sales and aftermarket service trends are affected by many factors, including usage, technological improvements, pricing, regulatory changes and the retirement of older aircraft. Our commercial aftermarket businesses continue to evolve as an increasing proportion of our aerospace businesses' customers are covered under Fleet Management Programs (FMPs). FMPs are comprehensive long-term spare part and maintenance agreements with our customers. We expect a continued shift to FMPs in lieu of transactional spare part sales as new engines enter customers' fleets on FMP and legacy fleets are retired. In 2017, as compared with 2016, total commercial aerospace aftermarket sales increased 11% at Pratt & Whitney and 10% at UTC Aerospace Systems.
Our long-term aerospace contracts are subject to strict safety and performance regulations which can affect our ability to estimate costs precisely. Contract cost estimation for the development of complex projects, in particular, requires management to make significant judgments and assumptions regarding the complexity of the work to be performed, availability of materials, the performance by subcontractors, the timing of funding from customers and the length of time to complete the contract. As a result, we review and update our cost estimates on significant contracts on a quarterly basis, and no less frequently than annually for all others, and when circumstances change and warrant a modification to a previous estimate. Changes in estimates relate to the current period impact of revisions to total estimated contract sales and costs at completion. We record changes in contract estimates primarily using the cumulative catch-up method. Operating profits included significant net unfavorable changes in aerospace contract estimates of approximately $110 million and $157 million in 2017 and 2016, respectively, primarily the result of unexpected increases in estimated costs related to Pratt & Whitney long term aftermarket contracts. Operating profits included significant net favorable changes in aerospace contract estimates of approximately $115 million in 2015, primarily representing favorable contract adjustments at Pratt & Whitney. In accordance with our revenue recognition policy, losses, if any, on long-term contracts are provided for when anticipated. There were no material loss provisions recorded on OEM contracts in continuing operations in 2017 or 2016.
Performance in the general aviation sector is closely tied to the overall health of the economy. We continue to see growth in a strong commercial airline industry. Airline traffic, as measured by revenue passenger miles (RPMs), grew approximately 8% in the first eleven months of 2017.
Our military sales are affected by U.S. Department of Defense spending levels. However, the sale of Sikorsky during 2015 reduced our U.S. Government defense-spending exposure. Excluding Sikorsky, total sales to the U.S. Government were $5.8 billion in 2017, $5.6 billion in 2016, and $5.6 billion in 2015, and were 10% of total UTC sales in 2017, 2016 and 2015. The defense portion of our aerospace business is also affected by changes in market demand and the global political environment. Our participation in long-term production and development programs for the U.S. Government has contributed positively to our results in 2017 and is expected to continue to benefit results in 2018.
As previously disclosed, Pratt & Whitney's PurePower PW1500G engine models have been selected by Bombardier to power the new CSeries passenger aircraft, which entered into service on July 15, 2016. There have been multi-year delays in the development of the CSeries aircraft. Notwithstanding these delays, Bombardier reports that they have received over 300 orders for the aircraft and that both the CS100 and CS300 aircraft models have been certified and have entered into revenue service. We have made various investments in support of the production and delivery of our PW1500G engines and systems for the CSeries program, which we currently expect to recover through future deliveries of PW1500G powered CSeries aircraft. On October 16, 2017, Bombardier and Airbus announced an agreement to become partners on the CSeries aircraft program. We will continue to monitor the progress of the program and our ability to recover our investments, which we believe would be strengthened by this partnership.
Pratt & Whitney is among the world’s leading suppliers of aircraft engines for the commercial, military, business jet and general aviation markets. Pratt & Whitney provides fleet management services and aftermarket maintenance, repair and overhaul services. Pratt & Whitney produces and develops families of large engines for wide- and narrow-body and large regional aircraft in the commercial market and for fighter, bomber, tanker and transport aircraft in the military market. P&WC is among the world's leading suppliers of engines powering general and business aviation, as well as regional airline, utility and military airplanes, and helicopters. Pratt & Whitney and P&WC also produce, sell and service auxiliary power units for commercial and military aircraft.
The development of new engines and improvements to current production engines present important growth opportunities. In view of the risks and costs associated with developing new engines, Pratt & Whitney has entered into collaboration arrangements in which revenues, costs and risks are shared with third parties. At December 31, 2017, the interests of third-party participants in Pratt & Whitney-directed commercial jet engine programs ranged from approximately 14 percent to 50 percent. UTC holds a 61 percent interest in the IAE collaboration with MTU and JAEC. Pratt & Whitney also holds a 59 percent program share interest in the IAE LLC collaboration with MTU and JAEC.  IAE LLC sells the PW1100G-JM engine for the Airbus A320neo aircraft and the PW1400G-JM engine for the Irkut MC-21 aircraft. In addition, Pratt & Whitney has interests in other engine programs, including a 50 percent ownership interest in the EA, a joint venture with GE Aviation, which markets and manufactures the GP7000 engine for the Airbus A380 aircraft. Pratt & Whitney has entered into risk and revenue sharing arrangements with third parties for 40 percent of the products and services that Pratt & Whitney is responsible for providing to the EA. Pratt & Whitney accounts for its interests in the EA joint venture under the equity method of accounting. See Note 1 to the Consolidated Financial Statements in our 2017 Annual Report for a description of our accounting for collaborative arrangements.
Pratt & Whitney produces the PurePower PW1000G Geared TurboFan engine family, the first of which, the PW1100G-JM, entered into service in January 2016. The PurePower PW1000G engine has demonstrated a significant reduction in fuel burn and noise levels with lower environmental emissions and operating costs than current production engines. The PW1100G-JM engine is offered on the Airbus A320neo family of aircraft. PurePower PW1000G engine models also power Bombardier’s CSeries passenger aircraft. Additionally, the PurePower PW1000G engine models have been selected to power the new Mitsubishi Regional Jet, the new Irkut MC-21 passenger aircraft and Embraer’s E-Jet family of aircraft. The Irkut MC-21 and Embraer’s E-Jet family aircraft are scheduled to enter service in 2018. The Mitsubishi Regional Jet is scheduled to enter service in 2020. As previously disclosed, Gulfstream announced the selection of the PurePower PW 800 engine to exclusively power Gulfstream’s new G500 and G600 business jets scheduled to enter service in 2018. P&WC's PurePower PW 800 engine has also been selected to power the new Falcon business jet by Dassault Aviation. P&WC has developed and certified the PW210 engine family for helicopters manufactured by Sikorsky and Leonardo Helicopters. Pratt & Whitney continues to enhance its programs through performance improvement measures and product base expansion. The success of these aircraft and engines is dependent upon many factors, including technological accomplishments, program execution, aircraft demand, and regulatory approval. As a result of these factors, as well as the level of success of aircraft program launches by aircraft manufacturers and other conditions, additional investment in these engine programs may be required.
In 2017, Pratt & Whitney’s commercial products supported engine certification of the PW1200G and PW 1700G for the Mitsubishi Regional Jet and Embraer E190-E2 and E-195-E2, the first flight of the Irkut MC21.  Pratt & Whitney Canada has developed and received European Aviation Safety Agency (EASA) and the Federal Aviation Administration (FAA) Type Certifications for the PurePower PW800 turbofan engine for the Gulfstream G500 and G600 aircraft. Also during the year, the Pratt & Whitney F-135 program experienced the first engine delivery from the Japan Final Assembly and Check Out facility and the Israeli Air Force achieved initial operational capability for their F-35I ‘Adir’ fleet. The military business also supported FAR Part 25 aircraft certification for the Boeing Tanker KC-46A aircraft.
Pratt & Whitney is under contract with the U.S. Government's F-35 Joint Program Office to produce and sustain the F135 engine to power the single-engine F-35 Lightning II aircraft (commonly known as the Joint Strike Fighter) being produced by Lockheed Martin. The two F135 propulsion system configurations for the F-35A, F-35B and F-35C jets are used by the U.S. Air Force, U.S. Marine Corps and U.S. Navy, respectively. F135 engines are also used on F-35 aircraft purchased by Joint Strike Fighter partner countries and foreign military sales countries.

Pratt & Whitney’s products are sold principally to aircraft manufacturers, airlines and other aircraft operators, aircraft leasing companies and the U.S. and foreign governments. Pratt & Whitney’s products and services must adhere to strict regulatory and market-driven safety and performance standards. The frequently changing nature of these standards, along with the long duration of aircraft engine development, production and support programs, creates uncertainty regarding engine program profitability.

				Total Increase (Decrease) Year-Over-Year for:
(dollars in millions)	2017	2016	2015	2017 Compared with 2016		2016 Compared with 2015
Net Sales	$16,160	$14,894	$14,082	$1,266	9%	$812	6%
Cost of Sales	12,984	11,805	10,910	1,179	10%	895	8%
	3,176	3,089	3,172
Operating Expenses and Other	1,716	1,544	2,311
Operating Profits	$1,460	$1,545	$861	$(85)	(6)%	$684	79%

	Factors Contributing to Total % Increase (Decrease) Year-Over-Year in:
	2017			2016
	Net Sales	Cost of Sales	Operating Profits	Net Sales	Cost of Sales	Operating Profits
Organic* / Operational*	9%	12%	(9)%	6%	9%	(28)%
Foreign currency (including P&WC net hedging)*	1%	—	9%	—	(1)%	10%
Acquisitions and divestitures, net	—	—	(1)%	—	—	—
Restructuring costs	—	(1)%	7%	—	—	(1)%
Other	(1)%	(1)%	(12)%	—	—	98%
Total % change	9%	10%	(6)%	6%	8%	79%

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

2017 Compared with 2016
The organic sales increase of 9% primarily reflects higher commercial aftermarket sales (8%) and higher military sales (4%), partially offset by lower commercial engine sales (2%), unfavorable year-over-year contract settlements (1%), and the absence of prior year sales of legacy hardware (1%). The 1% decrease in Other reflects the year-over-year impact of customer contract matters.
The operational profit decrease of 9% was primarily driven by:

•
lower OEM profit contribution (26%) reflecting higher negative engine margin and other ramp-related costs and lower volume at P&WC partially offset by the profit contribution from higher military sales

•	higher selling, general and administrative expenses and research and development costs (8%)

•	unfavorable year-over-year contract settlements (5%)

•	the absence of prior year sales of legacy hardware (3%)
These decreases were partially offset by:

•	higher aftermarket profit contribution (28%) driven by increases in both commercial and military aftermarket sales

•	the favorable impact of a licensing agreement (3%)

•	lower pension expense (2%)
The 12% decrease in Other primarily reflects the year-over-year impact of customer contract matters (7%), the absence of the favorable impact of a prior year program termination (2%), and the absence of a prior year benefit from the licensing of certain intellectual property rights (2%).
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

Pratt & Whitney's operating profit includes lower pension cost and restructuring savings across its businesses. The operational profit decrease of 28% was primarily driven by:

•	unfavorable year-over-year contract adjustments, contract termination benefits and contract settlements (38%)

•	higher research and development spending (6%)

•	lower large commercial engine profit contribution (8%) primarily driven by higher negative engine margin

•	lower profit contribution at P&WC (3%) primarily driven by lower volume

•	the absence of prior year licensing arrangements (5%)

•	lower military engine profit contribution (1%) driven by adverse engine mix, partially offset by profit contribution from higher military aftermarket sales
These decreases were partially offset by:

•	profit contribution from strong commercial aftermarket volume (33%)

•	sales of legacy hardware (3%)
“Other” primarily reflects the absence of a prior year charge resulting from amendments to research and development support arrangements previously entered into with federal and provincial Canadian government agencies (101%), partially offset by the year-over-year profit impact associated with customer contract negotiations (2%).
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

				Total Increase (Decrease) Year-Over-Year for:
(dollars in millions)	2017	2016	2015	2017 Compared with 2016		2016 Compared with 2015
Net Sales	$14,691	$14,465	$14,094	$226	2%	$371	3%
Cost of Sales	10,733	10,607	10,533	126	1%	74	1%
	3,958	3,858	3,561
Operating Expenses and Other	1,588	1,560	1,673
Operating Profits	$2,370	$2,298	$1,888	$72	3%	$410	22%

	Factors Contributing to Total % Increase (Decrease) Year-Over-Year in:
	2017			2016
	Net Sales	Cost of Sales	Operating Profits	Net Sales	Cost of Sales	Operating Profits
Organic / Operational	2%	2%	5%	2%	3%	(3)%
Foreign currency translation	—	—	—	—	(1)%	3%
Acquisitions and divestitures, net	—	(1)%	(1)%	—	—	—
Restructuring costs	—	—	(1)%	—	—	3%
Other	—	—	—	1%	(1)%	19%
Total % change	2%	1%	3%	3%	1%	22%
2017 Compared with 2016
The organic sales growth of 2% primarily reflects an increase in commercial aerospace aftermarket sales (3%), partially offset by lower commercial aerospace OEM sales (1%).

The increase in operational profit of 5% primarily reflects:

•	higher commercial aerospace profit contribution driven by the commercial aftermarket sales growth noted above partially offset by lower commercial aerospace OEM profit contribution (net, 7%)

•	lower pension costs (2%)
These increases were partially offset by higher selling, general, and administrative expenses (3%).
2016 Compared with 2015
The organic sales growth of 2% primarily reflects an increase in commercial aerospace OEM and commercial aftermarket sales volume (3%), partially offset by lower military OEM and military aftermarket sales volume (1%). "Other" represents the absence of the prior year unfavorable impact of significant customer contract negotiations (1%).
The organic decrease in operational profit of 3% primarily reflects:

•	the absence of the favorable impact from prior year customer contract negotiations, dispute resolution, contract terminations and other settlements (8%)

•	lower military profit contribution (4%) driven primarily by lower sales volume

•	lower commercial aerospace OEM profit contribution (4%), primarily due to adverse mix
These decreases were partially offset by:

•	lower pension costs (8%)

•	higher commercial aftermarket profit contribution (5%)

•	lower research and development costs (1%)
"Other" primarily represents the absence of the prior year unfavorable impact from significant customer contract negotiations (16%) and the absence of a prior year impairment of certain assets held for sale (3%).
Eliminations and other

	Net Sales			Operating Profits
(dollars in millions)	2017	2016	2015	2017	2016	2015
Eliminations and other	$(1,167)	$(859)	$(765)	$(38)	$(368)	$(268)
General corporate expenses	—	—	—	(441)	(406)	(464)
Eliminations and other reflects the elimination of sales, other income and operating profit transacted between segments, as well as the operating results of certain smaller businesses. The year-over-year increase in the amount of sales eliminations in 2017 as compared with 2016 reflects an increase in the amount of inter-segment sales eliminations, principally between our aerospace businesses. The year-over-year increase in operating profit for 2017 as compared with 2016 is largely driven by the absence of a $423 million pension settlement charge resulting from pension de-risking actions taken in the prior year, partially offset by transaction costs related to the merger agreement with Rockwell Collins, and an increase in the amount of inter-segment eliminations between our aerospace businesses. The year-over-year increase in general corporate expenses for 2017, as compared with 2016 primarily reflects higher expenses related to salaries, wages and employee benefits.
The change in sales in 2016, as compared with 2015, reflects an increase in the amount of inter-segment sales eliminations, principally between our aerospace businesses. The year-over-year decrease in operating profit for 2016 as compared with 2015 is largely driven by a $423 million pension settlement charge resulting from pension de-risking actions, partially offset by the absence of a $237 million charge taken in 2015 for pending and future asbestos claims and higher proceeds from the sale of marketable securities of $47 million. The year-over-year decline in general corporate expenses for 2016, as compared with 2015 primarily reflects lower expenses related to salaries, wages and employee benefits.

LIQUIDITY AND FINANCIAL CONDITION

(dollars in millions)	2017	2016
Cash and cash equivalents	$8,985	$7,157
Total debt	27,485	23,901
Net debt (total debt less cash and cash equivalents)	18,500	16,744
Total equity	31,421	29,169
Total capitalization (total debt plus total equity)	58,906	53,070
Net capitalization (total debt plus total equity less cash and cash equivalents)	49,921	45,913
Total debt to total capitalization	47%	45%
Net debt to net capitalization	37%	36%
We assess our liquidity in terms of our ability to generate cash to fund our operating, investing and financing activities. Our principal source of liquidity is operating cash flows from continuing operations, which, after netting out capital expenditures, we target to equal or exceed net income attributable to common shareowners from continuing operations. For 2018, we expect this to approximate $4.5 billion to $5.0 billion. In addition to operating cash flows, other significant factors that affect our overall management of liquidity include: capital expenditures, customer financing requirements, investments in businesses, dividends, common stock repurchases, pension funding, access to the commercial paper markets, adequacy of available bank lines of credit, redemptions of debt, and the ability to attract long-term capital at satisfactory terms.
Our domestic pension funds experienced a positive return on assets of 15.0% during 2017. Approximately 90% of these domestic pension plans' funds are invested in readily-liquid investments, including equity, fixed income, asset-backed receivables and structured products. The balance of these domestic pension plans' funds (10%) is invested in less-liquid but market-valued investments, including real estate and private equity. As part of our long-term strategy to de-risk our defined benefit pension plans, we made discretionary contributions of approximately $1.9 billion to our domestic defined benefit pension plans in the quarter ended September 30, 2017. Across our global pension plans, the impact of changing the structure of our significant domestic plans to segregate active participants and inactive participants, 2017 actual returns on plan assets, pension contributions and lower discount rates for interest costs, partially offset by lower discount rates for pension obligations and a reduction in the expected return on plan assets, will result in a net periodic pension benefit in 2018 that is approximately $200 million favorable relative to 2017 amounts.
In 2016, as part of our long-term strategy to de-risk our defined benefit pension plans, we entered into an agreement to purchase a group annuity contract to transfer approximately $768 million of our outstanding pension benefit obligations related to certain U.S. retirees or beneficiaries. We also offered certain former U.S. employees or beneficiaries (generally all former U.S. participants not yet in receipt of their vested pension benefits) an option to take a one-time lump-sum distribution in lieu of future monthly pension payments, which reduced our pension benefit obligations by approximately $935 million as of December 31, 2016. These transactions reduced the assets of our defined benefit pension plans by approximately $1.5 billion. As a result of these transactions, we recognized a one-time pre-tax pension settlement charge of approximately $423 million in the fourth quarter of 2016. See Note 12 to the Consolidated Financial Statements for further discussion.
Historically, our strong debt ratings and financial position have enabled us to issue long-term debt at favorable market rates. Our ability to obtain debt financing at comparable risk-based interest rates is partly a function of our existing debt-to-total-capitalization level as well as our credit standing. Our debt-to-total-capitalization increased 200 basis points from 45% at December 31, 2016 to 47% at December 31, 2017 primarily reflecting additional borrowings in 2017 used to fund the discretionary contributions to our domestic defined benefit pension plans, share repurchases and other general corporate purposes. The average maturity of our long-term debt at December 31, 2017 is approximately 11 years. We use our commercial paper borrowings for general corporate purposes, including the funding of potential acquisitions, discretionary pension contributions, debt refinancing, dividend payments and repurchases of our common stock. The need for commercial paper borrowings arises when the use of domestic cash for general corporate purposes exceeds the sum of domestic cash generation and foreign cash repatriated to the U.S.
On September 4, 2017, we announced that we had entered into a merger agreement with Rockwell Collins, under which we agreed to acquire Rockwell Collins. Under the terms of the merger agreement, each Rockwell Collins shareowner will receive $93.33 per share in cash and a fraction of a share of UTC common stock equal to the quotient obtained by dividing $46.67 by the average of the volume-weighted average prices per share of UTC common stock on the NYSE on each of the 20 consecutive trading days ending with the trading day immediately prior to the closing date (the “UTC Stock Price”), subject to adjustment based on a two-way collar mechanism as described below (the “Stock Consideration”). The cash and UTC stock payable in exchange for each such share of Rockwell Collins common stock are collectively the “Merger Consideration.” The fraction of a share of UTC common stock into which each such share of Rockwell Collins common stock will be converted is the “Exchange Ratio.” The Exchange Ratio will be determined based upon the UTC Stock Price. If the UTC Stock Price is greater than $107.01 but less than $124.37, the Exchange Ratio will be equal to the quotient of (i) $46.67 divided by (ii) the UTC Stock Price, which, in each case, will result in the Stock Consideration having a value equal to $46.67. If the UTC Stock Price is less than or equal to $107.01 or greater than or equal to $124.37, then a two-way collar mechanism will apply, pursuant to which, (x) if the UTC Stock Price is greater than or equal to $124.37, the Exchange Ratio will be fixed at 0.37525 and the value of the Stock Consideration will be greater than $46.67, and (y) if the UTC Stock Price is less than or equal to $107.01, the Exchange Ratio will be fixed at 0.43613 and the value of the Stock Consideration will be less than $46.67. On January 11, 2018, the merger was approved by Rockwell Collins' shareowners. We currently expect that the merger will be completed in the third quarter of 2018, subject to customary closing conditions, including the receipt of required regulatory approvals.
We anticipate that approximately $15 billion will be required to pay the aggregate cash portion of the Merger Consideration. We expect to fund the cash portion of the Merger Consideration through debt issuances and cash on hand. Additionally, we have entered into a $6.5 billion 364-day unsecured bridge loan credit agreement that would be funded only to the extent certain anticipated debt issuances are not completed prior to the completion of the merger. We expect to assume approximately $7 billion of Rockwell Collins’ outstanding debt. To help manage the cash flow and liquidity impact resulting from the proposed acquisition, we have suspended share repurchases, excluding activity relating to our employee savings plans. As we continue to assess the impacts of the TCJA, future opportunities for repatriation of our non-U.S. earnings, and accelerated de-leveraging, we may consider, in addition to investments in our operations, limited additional share repurchases to offset the effects of dilution related to our stock-based compensation programs - see Note 12.
On November 13, 2017, we issued €750 million aggregate principal amount of floating rate notes due 2019. The net proceeds from this debt issuance were used to fund the repayment of commercial paper and for other general corporate purposes.
On May 4, 2017, we issued $1.0 billion aggregate principal amount of 1.900% notes due 2020, $500 million aggregate principal amount of 2.300% notes due 2022, $800 million aggregate principal amount of 2.800% notes due 2024, $1.1 billion aggregate principal amount of 3.125% notes due 2027 and $600 million aggregate principal amount of 4.050% notes due 2047. The net proceeds received from these debt issuances were used to fund the repayment at maturity of our 1.800% notes due 2017, representing $1.5 billion in aggregate principal and other general corporate purposes.
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

At December 31, 2017, we had revolving credit agreements with various banks permitting aggregate borrowings of up to $4.35 billion pursuant to a $2.20 billion revolving credit agreement and a $2.15 billion multicurrency revolving credit agreement, both of which expire in August 2021. As of December 31, 2017 and 2016, there were no borrowings under either of these revolving credit agreements. The undrawn portions of our revolving credit agreements are also available to serve as backup facilities for the issuance of commercial paper. As of December 31, 2017, our maximum commercial paper borrowing authority was $4.35 billion.
At December 31, 2017, approximately 90% of our cash was held by UTC's foreign subsidiaries, due to our extensive international operations. We manage our worldwide cash requirements by reviewing available funds among the many subsidiaries through which we conduct our business and the cost effectiveness with which those funds can be accessed. As previously discussed, on December 22, 2017, the TCJA was enacted. Prior to enactment of the TCJA, with few exceptions, the Company had intended to reinvest its undistributed foreign earnings permanently outside the U.S. or to repatriate the earnings only when it was tax effective to do so. Due to the inherent complexities in determining any remaining U.S. federal and state taxes and the non-U.S. taxes that may be due if these earnings were remitted to the U.S., we are evaluating our intention with regards to these undistributed earnings.
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
On occasion, we are required to maintain cash deposits with certain banks with respect to contractual obligations related to acquisitions or divestitures or other legal obligations. As of December 31, 2017, 2016 and 2015, the amount of such restricted cash was approximately $33 million, $32 million and $45 million, respectively.
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
Cash Flow—Operating Activities of Continuing Operations

(dollars in millions)	2017	2016	2015
Net cash flows provided by operating activities of continuing operations	$5,631	$6,412	$6,755
2017 Compared with 2016
As part of our long-term strategy to de-risk our defined benefit pension plans, we made discretionary contributions of approximately $1.9 billion to our domestic defined benefit pension plans in the quarter ended September 30, 2017. Including the effects of this contribution, cash generated from operating activities of continuing operations in 2017 was $781 million lower than 2016. Lower net income and the higher global pension contributions were partially offset by lower investments in working capital of approximately $1.1 billion and approximately $0.6 billion favorable Other operating activities, net. The 2017 Other operating activities, net was driven by increases in net noncurrent income tax liabilities resulting from the TCJA enacted in December 2017 as discussed above, partially offset by gains on sales of investments included in net income, including UTC Climate, Controls & Security's sale of investments in Watsco, Inc.
The 2017 cash outflows for working capital ($52 million) were primarily driven by increases in inventories of approximately $1.1 billion, primarily in our aerospace businesses supporting an increase in forecasted OEM deliveries and related aftermarket demand, and including approximately $200 million of inventory costs attributable to new engine offerings recognized based on the average cost per unit expected over the life of each contract using the units-of-delivery method of percentage of completion accounting, as discussed in Note 6. Accounts receivable increases at Pratt & Whitney were partially offset by declines at UTC Climate, Controls & Security. Factoring activity provided an increase of approximately $700 million in cash generated from operating activities of continuing operations in 2017, as compared to the prior year period. This increase does not reflect the factoring of certain aerospace receivables performed at customer request for which we are compensated by the customer for the extended payment cycle. These investments were largely offset by the net increase in accrued liabilities and accounts payable of approximately $1.6 billion, primarily driven by production volumes at Pratt & Whitney.
For 2016, cash outflows for working capital ($1,161 million) were primarily driven by increases in inventory in our aerospace businesses to support deliveries and other contractual commitments, including approximately $220 million of inventory costs attributable to new engine offerings recognized based on the average cost per unit expected over the life of each contract using the units-of-delivery method of percentage of completion accounting, as discussed in Note 6. Increases in accounts receivable at Pratt & Whitney and our commercial businesses were partially offset by increases in accounts payable and accrued liabilities across all of our businesses.
The funded status of our defined benefit pension plans is dependent upon many factors, including returns on invested assets, the level of market interest rates and actuarial mortality assumptions. We can contribute cash or UTC shares to our plans at our discretion, subject to applicable regulations. Total cash contributions to our global defined benefit pension plans were $2,112 million, $303 million and $147 million during 2017, 2016 and 2015, respectively. In 2015, we made noncash contributions of $250 million in UTC common stock to our defined benefit pension plans. As of December 31, 2017, the total investment by the global defined benefit pension plans in our securities was approximately 1% of total plan assets. Our domestic defined benefit pension plans are approximately 101% funded on a projected benefit obligation basis as of December 31, 2017, and we are not required to make additional contributions through the end of 2028. We expect to make total contributions of approximately $100 million to our global defined benefit pension plans in 2018. Contributions to our global defined benefit pension plans in 2018 are expected to meet or exceed the current funding requirements.
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
Cash Flow—Investing Activities of Continuing Operations

(dollars in millions)	2017	2016	2015
Net cash flows used in investing activities of continuing operations	$(3,019)	$(2,509)	$(2,794)
2017 Compared with 2016
Cash flows used in investing activities of continuing operations for 2017 and 2016 primarily reflect capital expenditures, cash investments in customer financing assets, cash investments in businesses, and payments related to our collaboration intangible assets and contractual rights to provide product on new aircraft platforms. In 2017, we realized net proceeds of $596 million from UTC Climate, Controls & Security's sale of investments in Watsco, Inc.
In 2017, we increased our collaboration intangible assets by approximately $380 million, of which approximately $340 million represented payments made under our 2012 agreement to acquire Rolls-Royce's ownership and collaboration interests in IAE. Capital expenditures for 2017 ($2,014 million) primarily relate to investments in production capacity at Pratt & Whitney and UTC Aerospace Systems, as well as new facilities at Pratt & Whitney and UTC Climate, Controls & Security. Cash investments in businesses in 2017 ($231 million) consisted of a number of small acquisitions, primarily in our commercial businesses. Other than the merger with Rockwell Collins discussed above, we do not expect to make significant investments in acquisitions in 2018. However, actual acquisition spending may vary depending upon the timing, availability and appropriate value of acquisition opportunities. We expect capital expenditures in 2018 to be consistent with 2017 levels.
As discussed in Note 14 to the Consolidated Financial Statements, we enter into derivative instruments for risk management purposes only, including derivatives designated as hedging instruments under the Derivatives and Hedging Topic of the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) and those utilized as economic hedges. We operate internationally and, in the normal course of business, are exposed to fluctuations in interest rates, foreign exchange rates and commodity prices. These fluctuations can increase the costs of financing, investing and operating the business. We have used derivative instruments, including swaps, forward contracts and options to manage certain foreign currency, interest rate and commodity price exposures. During the years ended December 31, 2017 and 2016, we made net cash payments of approximately $317 million and had net cash receipts of approximately $249 million, respectively, from the settlement of these derivative instruments.
Customer financing activities, primarily driven by additional Geared Turbofan engines to support customer fleets, were a net use of cash of $975 million and $221 million in 2017 and 2016, respectively. We expect 2018 investments in customer financing assets to be slightly higher than 2017 investments, as we continue to invest in commercial aircraft engines and products under lease. While we expect that 2018 customer financing activity will be a net use of funds, actual funding is subject to usage under existing customer financing commitments during the year. We may also arrange for third-party investors to assume a portion of our commitments. At December 31, 2017, we had commercial aerospace financing and other contractual commitments of approximately $15.3 billion related to commercial aircraft and certain contractual rights to provide product on new aircraft platforms, of which as much as $1.3 billion may be required to be disbursed during 2018. As discussed in Note 1 to the Consolidated Financial Statements, we have entered into certain collaboration arrangements, which may include participation by our collaborators in these commitments. At December 31, 2017, our collaborators' share of these commitments was approximately $5.1 billion of which as much as $374 million may be required to be disbursed to us during 2018. Refer to Note 5 to the Consolidated Financial Statements for additional discussion of our commercial aerospace industry assets and commitments.
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
Cash Flow—Financing Activities of Continuing Operations

(dollars in millions)	2017	2016	2015
Net cash flows used in financing activities of continuing operations	$(993)	$(1,188)	$(10,776)
2017 Compared with 2016
The timing and levels of certain cash flow activities, such as acquisitions and repurchases of our stock, have resulted in the issuance of both long-term and short-term debt, including approximately $3.4 billion and $4.0 billion of net long-term debt issuances in 2017 and 2016, respectively. Commercial paper borrowings and revolving credit facilities provide short-term liquidity to supplement operating cash flows and are used for general corporate purposes, including the funding of potential acquisitions and repurchases of our stock. We had approximately $300 million and $522 million of outstanding commercial paper at December 31, 2017 and 2016, respectively. Commercial paper borrowings at December 31, 2016 were comprised of approximately €500 million ($522 million) of Euro-denominated commercial paper. We had no Euro-denominated commercial paper borrowings outstanding at December 31, 2017.
At December 31, 2017, management had remaining authority to repurchase approximately $2.3 billion of our common stock under the October 14, 2015 share repurchase program. Under this program, shares may be purchased on the open market, in privately negotiated transactions, under accelerated share repurchase programs, and under plans complying with Rules 10b5-1 and 10b-18 under the Securities Exchange Act of 1934, as amended. We may also reacquire shares outside of the program from time to time in connection with the surrender of shares to cover taxes on vesting of restricted stock and in connection with our employee savings plan. We made cash payments of approximately $1.45 billion to repurchase approximately 12.9 million shares of our common stock during the year ended December 31, 2017. In addition to the transactions under the ASR agreements discussed above, we repurchased approximately 22 million shares of our common stock for approximately $2.25 billion during the year ended December 31, 2016. In connection with the merger agreement with Rockwell Collins announced on September 4, 2017, we have suspended share repurchases, excluding activity relating to our employee savings plans. As we continue to assess the impacts of the TCJA, future opportunities for repatriation of our non-U.S. earnings, and accelerated de-leveraging, we may consider, in addition to investments in our operations, limited additional share repurchases to offset the effects of dilution related to our stock-based compensation programs - see Note 12.
We paid aggregate dividends on common stock of approximately $2.1 billion in both 2017 and 2016. On February 5, 2018, the Board of Directors declared a dividend of $0.70 per share payable March 10, 2018 to shareowners of record at the close of business on February 16, 2018.
We have an existing universal shelf registration statement filed with the SEC for an indeterminate amount of debt and equity securities for future issuance, subject to our internal limitations on the amount of debt to be issued under this shelf registration statement.
2016 Compared with 2015
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
We had approximately $4 billion of net long-term debt issuances in 2016, and made net repayments of long-term debt of $20 million in 2015. We had approximately $522 million and $727 million of outstanding commercial paper at December 31, 2016 and 2015, respectively. In addition to the transactions under the ASR agreements discussed above, we repurchased approximately 14 million shares of our common stock for approximately $1.35 billion during the year ended December 31, 2015.
In 2016 and 2015, we paid aggregate dividends on common stock of approximately $2.1 billion and $2.2 billion, respectively.
Cash Flow—Discontinued Operations

(dollars in millions)	2017	2016	2015
Net cash flows (used in) provided by discontinued operations	$—	$(2,526)	$8,619
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
Losses, if any, on long-term contracts are provided for when anticipated. We recognize loss provisions on original equipment contracts to the extent that estimated inventoriable manufacturing, engineering, product warranty and product performance guarantee costs, as appropriate, exceed the projected revenue from the products and services contemplated under the contractual arrangement. For new commitments, we generally record loss provisions at the earlier of contract announcement or contract signing except for certain requirements contracts under which losses are recorded based upon receipt of the purchase order which obligates us to perform. For existing commitments, anticipated losses on contracts are recognized in the period in which losses become evident. Products contemplated under the contractual arrangement include products purchased under the contract and, in the large commercial engine and wheels and brakes businesses, future highly probable sales of replacement parts required by regulation that are expected to be purchased subsequently for incorporation into the original equipment. Revenue projections used in determining contract loss provisions are based upon estimates of the quantity, pricing and timing of future product deliveries. We measure the extent of progress toward completion on our long-term commercial aerospace equipment contracts using units-of-delivery. In addition, we use the cost-to-cost method for elevator and escalator sales, installation and modernization contracts in the commercial businesses and certain aerospace development contracts. For long-term aftermarket contracts, we recognize revenue over the contract period in proportion to the costs expected to be incurred in performing services under the contract. Within commercial aerospace, inventory costs attributable to new engine offerings are recognized based on the average cost per unit expected over the life of each contract using the units-of-delivery method of percentage of completion accounting. Under this method, costs of initial engine deliveries in excess of the projected contract per unit average cost are capitalized, and these capitalized amounts are subsequently expensed as additional engine deliveries occur for engines with costs below the projected contract per unit average cost over the life of the contract. As of December 31, 2017 and 2016, inventories included $438 million and $233 million, respectively, of such capitalized amounts. As described in Note 1 to the Consolidated Financial Statements, these costs will be eliminated through retained earnings and will not be amortized into future earnings upon adoption of Accounting Standards Update (ASU) 2014-09, Revenue from Contracts with Customers effective January 1, 2018. Contract accounting also requires estimates of future costs over the performance period of the contract as well as an estimate of award fees and other sources of revenue.
Contract costs are incurred over a period of time, which can be several years, and the estimation of these costs requires management's judgment. The long-term nature of these contracts, the complexity of the products, and the strict safety and performance standards under which they are regulated can affect our ability to estimate costs precisely. As a result, we review and update our cost estimates on significant contracts on a quarterly basis, no less frequently than annually for all others, and when circumstances change and warrant a modification to a previous estimate. We record changes in contract estimates primarily using the cumulative catch-up method in accordance with the Revenue Recognition Topic of the FASB ASC.
Income Taxes. The future tax benefit arising from deductible temporary differences and tax carryforwards was $3.8 billion at December 31, 2017 and $5.7 billion at December 31, 2016. Management believes that our earnings during the periods when the temporary differences become deductible will be sufficient to realize the related future income tax benefits, which may be realized over an extended period of time. For those jurisdictions where the expiration date of tax carryforwards or the projected operating results indicate that realization is not likely, a valuation allowance is provided.
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
See Note 11 to the Consolidated Financial Statements for additional provision items recorded in regards to TCJA.
Goodwill and Intangible Assets. Our investments in businesses in 2017 totaled $231 million. The assets and liabilities of acquired businesses are recorded under the acquisition method of accounting at their estimated fair values at the dates of acquisition. Goodwill represents costs in excess of fair values assigned to the underlying identifiable net assets of acquired businesses. Intangible assets consist of service portfolios, patents, trademarks/tradenames, customer relationships and other intangible assets including a collaboration asset established in connection with our 2012 agreement to acquire Rolls-Royce's ownership and collaboration interests in IAE, as discussed above and in Note 2 to the Consolidated Financial Statements.

Also included within other intangible assets are payments made to secure certain contractual rights to provide product on new commercial aerospace platforms. Such payments are capitalized when there are distinct rights obtained and there are sufficient incremental cash flows to support the recoverability of the assets established. Otherwise, the applicable portion of the payments are expensed. Capitalized payments made on these contractual commitments are amortized as a reduction of sales. We amortize these intangible assets based on the pattern of economic benefit, which typically results in an amortization method other than straight-line. In the aerospace industry, amortization based on the pattern of economic benefit generally results in lower amortization expense during the development period with increasing amortization expense as programs enter full production and aftermarket cycles. If a pattern of economic benefit cannot be reliably determined, a straight-line amortization method is used. The gross value of these contractual commitments at December 31, 2017 was approximately $10.6 billion, of which approximately $2.3 billion has been paid to date. We record these payments as intangible assets when such payments are no longer conditional. The recoverability of these intangibles is dependent upon the future success and profitability of the underlying aircraft platforms including the associated aftermarket revenue streams.
Goodwill and intangible assets deemed to have indefinite lives are not amortized, but are subject to annual, or more frequent if necessary, impairment testing using the guidance and criteria described in the Intangibles—Goodwill and Other Topic of the FASB ASC. On July 1, 2017, we early adopted ASU 2017-04, which eliminates Step 2 of the goodwill impairment test, which required a hypothetical purchase price allocation to measure goodwill impairment. A goodwill impairment loss is now measured at the amount by which a reporting unit's carrying value exceeds its fair value, without exceeding the recorded amount of goodwill. In developing our estimates for the fair value of our reporting units, significant judgment is required in the determination of the appropriateness of using a qualitative assessment or quantitative assessment. For these quantitative assessments that are performed, fair value is primarily based on income approaches using discounted cash flow models which have significant assumptions. Such assumptions are subject to variability from year to year and are directly impacted by global market conditions. We completed our annual impairment testing as of July 1, 2017 and determined that no significant adjustments to the carrying value of goodwill or indefinite lived intangible assets were necessary. Although these assets are not currently impaired, there can be no assurance that future impairments will not occur. See Note 2 to the Consolidated Financial Statements for further discussion.
Contingent Liabilities. Our operating units include businesses which sell products and services and conduct operations throughout the world. As described in Note 18 to the Consolidated Financial Statements, contractual, regulatory and other matters, including asbestos claims, in the normal course of business may arise that subject us to claims or litigation. Of note, the design, development, production and support of new aerospace technologies is inherently complex and subject to risk.  Since the PurePower PW1000G Geared TurboFan engine entered into service in 2016, technical issues have been identified and experienced with the engine, which is usual for new engines and new aerospace technologies. Pratt & Whitney has addressed these issues through various improvements and modifications. These issues have resulted in financial impacts, including increased warranty provisions, customer contract settlements, and reductions in contract performance estimates. Additional technical issues have been identified, for which a reasonable estimate of the impact cannot currently be made, and such issues may also arise in the normal course, which may result in financial impacts that could be material to the Company’s financial position, results of operations and cash flows.
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

In the following table, we show the sensitivity of our pension and other postretirement benefit plan liabilities and net annual periodic cost to a 25 basis point change in the discount rates for benefit obligations, interest cost and service cost as of December 31, 2017:

(dollars in millions)	Increase in Discount Rate of 25 bps	Decrease in Discount Rate of 25 bps
Pension plans
Projected benefit obligation	$(1,051)	$1,107
Net periodic pension (benefit) cost	(44)	44
Other postretirement benefit plans
Accumulated postretirement benefit obligation	(12)	13
Net periodic postretirement benefit cost	—	—
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
Pension expense is also sensitive to changes in the expected long-term rate of asset return. An increase or decrease of 25 basis points in the expected long-term rate of asset return would have decreased or increased 2017 pension expense by approximately $80 million.
The weighted-average discount rates used to measure pension liabilities and costs are set by reference to UTC-specific analyses using each plan's specific cash flows and are then compared to high-quality bond indices for reasonableness. For our significant plans, we utilize a full yield curve approach in the estimation of the service cost and interest cost components by applying the specific spot rates along the yield curve used in determination of the benefit obligation to the relevant projected cash flows. Global market interest rates have decreased in 2017 as compared with 2016 and, as a result, the weighted-average discount rate used to measure pension liabilities decreased from 3.8% in 2016 to 3.4% in 2017. The weighted-average discount rates used to measure service cost and interest cost were 3.6% and 3.3% in 2017, respectively. In December 2009, we amended the salaried retirement plans (qualified and non-qualified) to change the retirement formula effective January 1, 2015. The formula changed from a final average earnings (FAE) and credited service formula to the existing cash balance formula that was adopted in 2003 for newly hired non-union employees and for other non-union employees who made a one-time voluntary election to have future benefit accruals determined under this formula. Employees hired after 2009 are not eligible for any defined benefit pension plan and will instead receive an enhanced benefit under the UTC Savings Plan. As of July 26, 2012 the same amendment was applied to legacy Goodrich salaried employees. Across our global pension plans, the impact of changing the structure of our significant domestic plans to segregate active participants and inactive participants, 2017 actual returns on plan assets, pension contributions and lower discount rates for interest costs, partially offset by lower discount rates for pension obligations and a reduction in the expected return on plan assets, will result in a net periodic pension benefit in 2018 that is approximately $200 million favorable relative to 2017 amounts.
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

A summary of our consolidated contractual obligations and commitments as of December 31, 2017 is as follows:

		Payments Due by Period
(dollars in millions)	Total	2018	2019-2020	2021-2022	Thereafter
Long-term debt—principal	$27,118	$2,104	$4,750	$4,979	$15,285
Long-term debt—future interest	13,736	943	1,760	1,487	9,546
Operating leases	2,252	498	755	364	635
Purchase obligations	11,300	8,102	3,029	138	31
Other long-term liabilities	3,622	922	1,247	419	1,034
Total contractual obligations	$58,028	$12,569	$11,541	$7,387	$26,531
Purchase obligations include amounts committed for the purchase of goods and services under legally enforceable contracts or purchase orders. Where it is not practically feasible to determine the legally enforceable portion of our obligation under certain of our long-term purchase agreements, we include additional expected purchase obligations beyond what is legally enforceable. Approximately 19% of the purchase obligations disclosed above represent purchase orders for products to be delivered under firm contracts with the U.S. Government for which we have full recourse under customary contract termination clauses.
Other long-term liabilities primarily include those amounts on our December 31, 2017 balance sheet representing obligations under product service and warranty policies, performance and operating cost guarantees, estimated environmental remediation costs and expected contributions under employee benefit programs. The timing of expected cash flows associated with these obligations is based upon management's estimates over the terms of these agreements and is largely based upon historical experience.
In connection with the acquisition of Goodrich in 2012, we recorded assumed liabilities of approximately $2.2 billion related to customer contractual obligations on certain OEM development programs where the expected costs exceeded the expected revenue under contract. These liabilities are being liquidated in accordance with the underlying economic pattern of obligations, as reflected by the net cash outflows incurred on the OEM contracts. Total consumption of the contractual obligations for the year ended December 31, 2017 was approximately $217 million. Total future consumption of the contractual obligations is expected to be as follows: $257 million in 2018, $229 million in 2019, $150 million in 2020, $84 million in 2021, $37 million in 2022 and $229 million thereafter. These amounts are not included in the table above.
The above table also does not reflect unrecognized tax benefits of $1,189 million, the timing of which is uncertain, except for approximately $9 million that may become payable during 2018. Refer to Note 11 to the Consolidated Financial Statements for additional discussion on unrecognized tax benefits.
COMMERCIAL COMMITMENTS
The following table summarizes our commercial commitments outstanding as of December 31, 2017:

	Amount of Commitment Expiration per Period
(dollars in millions)	Committed	2018	2019-2020	2021-2022	Thereafter
Commercial aerospace financing commitments	$4,012	$371	$1,314	$1,674	$653
Other commercial aerospace commitments	11,270	910	1,524	1,380	7,456
Commercial aerospace financing arrangements	336	2	16	10	308
Credit facilities and debt obligations (expire 2018 to 2028)	256	205	39	—	12
Performance guarantees	56	7	39	—	10
Total commercial commitments	$15,930	$1,495	$2,932	$3,064	$8,439
In connection with our 2012 agreement to acquire Rolls-Royce's ownership and collaboration interests in IAE, additional payments are due to Rolls-Royce contingent upon each hour flown through June 2027 by the V2500-powered aircraft in service as of the acquisition date. These flight hour payments, included in "Other commercial aerospace commitments" in the table above, are being capitalized as collaboration intangible assets. The collaboration intangible assets are amortized based upon the pattern of economic benefit as represented by the underlying cash flows.

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
MARKET RISK AND RISK MANAGEMENT
We are exposed to fluctuations in foreign currency exchange rates, interest rates and commodity prices. To manage certain of those exposures, we use derivative instruments, including swaps, forward contracts and options. Derivative instruments utilized by us in our hedging activities are viewed as risk management tools, involve relatively little complexity and are not used for trading or speculative purposes. We diversify the counterparties used and monitor the concentration of risk to limit our counterparty exposure.
We have evaluated our exposure to changes in foreign currency exchange rates, interest rates and commodity prices in our market risk sensitive instruments, which are primarily cash, debt, and derivative instruments, using a value at risk analysis. Based on a 95% confidence level and a one-day holding period, at December 31, 2017, the potential loss in fair value on our market risk sensitive instruments was not material in relation to our financial position, results of operations or cash flows. Our calculated value at risk exposure represents an estimate of reasonably possible net losses based on volatilities and correlations and is not necessarily indicative of actual results. Refer to Notes 1, 9 and 14 to the Consolidated Financial Statements for additional discussion of foreign currency exchange, interest rates and financial instruments.
Foreign Currency Exposures. We have a large volume of foreign currency exposures that result from our international sales, purchases, investments, borrowings and other international transactions. International segment sales, excluding U.S. export sales, averaged approximately $25 billion over the last three years. We actively manage foreign currency exposures that are associated with committed foreign currency purchases and sales, and other assets and liabilities created in the normal course of business at the operating unit level. More than insignificant exposures that cannot be naturally offset within an operating unit are hedged with foreign currency derivatives. We also have a significant amount of foreign currency net asset exposures. As discussed in Note 9 to the Consolidated Financial Statements, at December 31, 2017 we have approximately €3.7 billion of Euro-denominated long-term debt, which qualify as a net investment hedge against our investments in European businesses. We had no Euro-denominated commercial paper borrowings outstanding at December 31, 2017. As of December 31, 2017, the net investment hedge is deemed to be effective. Currently, we do not hold any derivative contracts that hedge our foreign currency net asset exposures but may consider such strategies in the future.
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
Commodity Price Exposures. We are exposed to volatility in the prices of raw materials used in some of our products and from time to time we may use forward contracts in limited circumstances to manage some of those exposures. In the future, if hedges are used, gains and losses may affect earnings. There were no significant outstanding commodity hedges as of December 31, 2017.
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
We have identified 734 locations, mostly in the United States, at which we may have some liability for remediating contamination. We have resolved our liability at 341 of these locations. We do not believe that any individual location's exposure will have a material effect on our results of operations. Sites in the investigation, remediation or operation and maintenance stage represent approximately 93% of our accrued environmental remediation reserve.
We have been identified as a potentially responsible party under the Comprehensive Environmental Response Compensation and Liability Act (CERCLA or Superfund) at 128 sites. The number of Superfund sites, in and of itself, does not represent a relevant measure of liability because the nature and extent of environmental concerns vary from site to site and our share of responsibility varies from sole responsibility to very little responsibility. In estimating our liability for remediation, we consider our likely proportionate share of the anticipated remediation expense and the ability of other potentially responsible parties to fulfill their obligations.
At December 31, 2017 and 2016, we had $830 million and $829 million reserved for environmental remediation, respectively. Cash outflows for environmental remediation were $42 million in 2017, $44 million in 2016 and $50 million in 2015. We estimate that ongoing environmental remediation expenditures in each of the next two years will not exceed approximately $91 million.
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
Our estimated total liability to resolve all pending and unasserted potential future asbestos claims through 2059 is approximately $344 million and is principally recorded in Other long-term liabilities on our Consolidated Balance Sheet as of December 31, 2017. This amount is on a pre-tax basis, not discounted, and excludes the Company’s legal fees to defend the asbestos claims (which will continue to be expensed by the Company as they are incurred). In addition, the Company has an insurance recovery receivable for probable asbestos related recoveries of approximately $120 million, which is included primarily in Other assets on our Consolidated Balance Sheet as of December 31, 2017. See Note 18 "Contingent Liabilities" of our Consolidated Financial Statements for further discussion of this matter.
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

Cautionary Note Concerning Factors That May Affect Future Results
This 2017 Annual Report to Shareowners (2017 Annual Report) contains statements which, to the extent they are not statements of historical or present fact, constitute "forward-looking statements" under the securities laws. From time to time, oral or written forward-looking statements may also be included in other information released to the public. These forward-looking statements are intended to provide management’s current expectations or plans for our future operating and financial performance, based on assumptions currently believed to be valid. Forward-looking statements can be identified by the use of words such as "believe," "expect," "expectations," "plans," "strategy," "prospects," "estimate," "project," "target," "anticipate," "will," "should," "see," "guidance," "outlook," "confident" and other words of similar meaning in connection with a discussion of future operating or financial performance. Forward-looking statements may include, among other things, statements relating to future sales, earnings, cash flow, results of operations, uses of cash, share repurchases, tax rates and other measures of financial performance or potential future plans, strategies or transactions of United Technologies or the combined company following United Technologies’ pending acquisition of Rockwell Collins, the anticipated benefits of the pending acquisition, including estimated synergies, the expected timing of completion of the transaction and other statements that are not historical facts. All forward-looking statements involve risks, uncertainties and other factors that may cause actual results to differ materially from those expressed or implied in the forward-looking statements. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the U.S. Private Securities Litigation Reform Act of 1995. Such risks, uncertainties and other factors include, without limitation:

•
the effect of economic conditions in the industries and markets in which we and Rockwell Collins operate in the U.S. and globally and any changes therein, including financial market conditions, fluctuations in commodity prices, interest rates and foreign currency exchange rates, levels of end market demand in construction and in both the commercial and defense segments of the aerospace industry, levels of air travel, financial condition of commercial airlines, the impact of weather conditions and natural disasters and the financial condition of our customers and suppliers;

•	challenges in the development, production, delivery, support, performance and realization of the anticipated benefits of advanced technologies and new products and services;

•
the scope, nature, impact or timing of acquisition and divestiture activity, including the pending acquisition of Rockwell Collins, including among other things integration of acquired businesses into UTC's existing businesses and realization of synergies and opportunities for growth and innovation;

•
future levels of indebtedness, including indebtedness expected to be incurred by UTC in connection with the pending Rockwell Collins acquisition, and capital spending and research and development spending, including in connection with the pending Rockwell Collins acquisition;

•	future availability of credit and factors that may affect such availability, including credit market conditions and our capital structure;

•
the timing and scope of future repurchases of our common stock, which may be suspended at any time due to various factors, including market conditions and the level of other investing activities and uses of cash;

•	delays and disruption in delivery of materials and services from suppliers;

•	company and customer-directed cost reduction efforts and restructuring costs and savings and other consequences thereof;

•	new business and investment opportunities;

•	our ability to realize the intended benefits of organizational changes;

•	the anticipated benefits of diversification and balance of operations across product lines, regions and industries;

•	the outcome of legal proceedings, investigations and other contingencies;

•	pension plan assumptions and future contributions;

•	the impact of the negotiation of collective bargaining agreements and labor disputes;

•
the effect of changes in political conditions in the U.S. and other countries in which we and Rockwell Collins operate, including the effect of changes in U.S. trade policies or the U.K.'s pending withdrawal from the EU, on general market conditions, global trade policies and currency exchange rates in the near term and beyond; and

•
the effect of changes in tax (including the new U.S. tax law that was enacted on December 22, 2017 and is commonly referred to as the Tax Cuts and Jobs Act of 2017), environmental, regulatory (including among other things import/export) and other laws and regulations in the U.S. and other countries in which we and Rockwell Collins operate;

•
the ability of UTC and Rockwell Collins to receive the required regulatory approvals (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the merger) and to satisfy the other conditions to the closing of the proposed merger on a timely basis or at all;

•
the occurrence of events that may give rise to a right of one or both of UTC or Rockwell Collins to terminate the merger agreement, including in circumstances that might require Rockwell Collins to pay a termination fee of $695 million to UTC or $50 million of expense reimbursement;

•	negative effects of the announcement or the completion of the merger on the market price of UTC’s and/or Rockwell Collins’ common stock and/or on their respective financial performance;

•	the risks related to Rockwell Collins and UTC being restricted in their operation of their businesses while the merger agreement is in effect;

•	risks relating to the value of the UTC’s shares to be issued in connection with the proposed Rockwell merger, significant merger costs and/or unknown liabilities;

•	risks associated with third-party contracts containing consent and/or other provisions that may be triggered by the Rockwell merger agreement;

•	risks associated with merger-related litigation or appraisal proceedings; and

•	the ability of UTC and Rockwell Collins, or the combined company, to retain and hire key personnel.
In addition, our Annual Report on Form 10-K for 2017 includes important information as to risks, uncertainties and other factors that may cause actual results to differ materially from those expressed or implied in the forward-looking statements. See the "Notes to Consolidated Financial Statements" under the heading "Note 18: Contingent Liabilities," the section titled "Management's Discussion and Analysis of Financial Condition and Results of Operations" under the headings "Business Overview," "Results of Operations," "Liquidity and Financial Condition," and "Critical Accounting Estimates," and the section titled "Risk Factors." Our Annual Report on Form 10-K for 2017 also includes important information as to these factors in the "Business" section under the headings "General," "Description of Business by Segment" and "Other Matters Relating to Our Business as a Whole," and in the "Legal Proceedings" section. Additional important information as to these factors is included in this 2017 Annual Report in the section titled "Management's Discussion and Analysis of Financial Condition and Results of Operations" under the headings "Restructuring Costs," "Environmental Matters" and "Governmental Matters." The forward-looking statements speak only as of the date of this report or, in the case of any document incorporated by reference, the date of that document. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. Additional information as to factors that may cause actual results to differ materially from those expressed or implied in the forward-looking statements is disclosed from time to time in our other filings with the SEC.

Management's Report on Internal Control over Financial Reporting
The management of UTC is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with accounting principles generally accepted in the United States of America. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Management has assessed the effectiveness of UTC's internal control over financial reporting as of December 31, 2017. In making its assessment, management has utilized the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in its Internal Control—Integrated Framework, released in 2013. Management concluded that based on its assessment, UTC's internal control over financial reporting was effective as of December 31, 2017. The effectiveness of UTC's internal control over financial reporting, as of December 31, 2017, has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which is included herein.

/s/ Gregory J. Hayes
Gregory J. Hayes
Chairman, President and Chief Executive Officer

/s/ Akhil Johri
Akhil Johri
Executive Vice President & Chief Financial Officer

/s/ Robert J. Bailey
Robert J. Bailey
Corporate Vice President, Controller

Report of Independent Registered Public Accounting Firm
To the Shareowners and Board of Directors of United Technologies Corporation
Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of United Technologies Corporation and its subsidiaries as of December 31, 2017 and 2016, and the related consolidated statements of operations, of comprehensive income, of changes in equity and of cash flows for each of the three years in the period ended December 31, 2017, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Corporation's internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Corporation as of December 31, 2017 and 2016, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2017 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions
The Corporation's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on the Corporation’s consolidated financial statements and on the Corporation's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Corporation in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.
Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

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

/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP
Hartford, Connecticut
February 8, 2018
We have served as the Corporation's auditor since 1947.

Consolidated Statement of Operations

(dollars in millions, except per share amounts; shares in millions)	2017	2016	2015
Net Sales:
Product sales	$41,361	$40,735	$39,801
Service sales	18,476	16,509	16,297
	59,837	57,244	56,098
Costs and Expenses:
Cost of products sold	31,027	30,325	29,771
Cost of services sold	12,926	11,135	10,660
Research and development	2,387	2,337	2,279
Selling, general and administrative	6,183	6,060	5,886
	52,523	49,857	48,596
Other income (expense), net	1,358	785	(211)
Operating profit	8,672	8,172	7,291
Interest expense, net	909	1,039	824
Income from continuing operations before income taxes	7,763	7,133	6,467
Income tax expense	2,843	1,697	2,111
Net income from continuing operations	4,920	5,436	4,356
Less: Noncontrolling interest in subsidiaries' earnings from continuing operations	368	371	360
Income from continuing operations attributable to common shareowners	4,552	5,065	3,996
Discontinued operations (Note 3):
Income from operations	—	1	252
Gain on disposal	—	13	6,042
Income tax expense		(24)	(2,684)
Net (loss) income from discontinued operations	—	(10)	3,610
Less: Noncontrolling interest in subsidiaries' loss from discontinued operations	—	—	(2)
(Loss) Income from discontinued operations attributable to common shareowners	—	(10)	3,612
Net income attributable to common shareowners	$4,552	$5,055	$7,608

Earnings Per Share of Common Stock—Basic:
Net income from continuing operations attributable to common shareowners	$5.76	$6.19	$4.58
Net income attributable to common shareowners	$5.76	$6.18	$8.72
Earnings Per Share of Common Stock—Diluted:
Net income from continuing operations attributable to common shareowners	$5.70	$6.13	$4.53
Net income attributable to common shareowners	$5.70	$6.12	$8.61
Dividends Per Share of Common Stock	$2.72	$2.62	$2.56
Weighted average number of shares outstanding:
Basic shares	790.0	818.2	872.7
Diluted shares	799.1	826.1	883.2
See accompanying Notes to Consolidated Financial Statements

Consolidated Statement of Comprehensive Income

(dollars in millions)	2017	2016	2015
Net income from continuing operations	$4,920	$5,436	$4,356
Net (loss) income from discontinued operations	—	(10)	3,610
Net income	4,920	5,426	7,966
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments
Foreign currency translation adjustments arising during period	620	(1,089)	(1,502)
Reclassification adjustments from sale of an investment in a foreign entity recognized in net income	(10)	—	42
	610	(1,089)	(1,460)
Pension and postretirement benefit plans
Net actuarial gain (loss) arising during period	241	(785)	(284)
Prior service credit (cost) arising during period	2	(13)	(37)
Other	(116)	542	326
Amortization of actuarial loss and prior service cost	529	535	867
	656	279	872
Tax expense	(263)	(189)	(298)
	393	90	574
Unrealized (loss) gain on available-for-sale securities
Unrealized holding gain arising during period	5	190	28
Reclassification adjustments for gain included in Other income, net	(566)	(94)	(54)
	(561)	96	(26)
Tax benefit (expense)	213	(36)	11
	(348)	60	(15)
Change in unrealized cash flow hedging
Unrealized cash flow hedging gain (loss) arising during period	347	75	(415)
(Gain) loss reclassified into Product sales	(39)	171	234
	308	246	(181)
Tax (expense) benefit	(74)	(69)	51
	234	177	(130)
Other comprehensive income (loss), net of tax	889	(762)	(1,031)
Comprehensive income	5,809	4,664	6,935
Less: comprehensive income attributable to noncontrolling interest	(448)	(324)	(285)
Comprehensive income attributable to common shareowners	$5,361	$4,340	$6,650
See accompanying Notes to Consolidated Financial Statements

Consolidated Balance Sheet

(dollars in millions, except per share amounts; shares in thousands)	2017	2016
Assets
Cash and cash equivalents	$8,985	$7,157
Accounts receivable (net of allowance for doubtful accounts of $456 and $450)	12,595	11,481
Inventories and contracts in progress, net	9,881	8,704
Other assets, current	1,397	1,208
Total Current Assets	32,858	28,550
Customer financing assets	2,372	1,398
Future income tax benefits	1,723	1,809
Fixed assets, net	10,186	9,158
Goodwill	27,910	27,059
Intangible assets, net	15,883	15,684
Other assets	5,988	6,048
Total Assets	$96,920	$89,706

Liabilities and Equity
Short-term borrowings	$392	$601
Accounts payable	9,579	7,483
Accrued liabilities	12,316	12,219
Long-term debt currently due	2,104	1,603
Total Current Liabilities	24,391	21,906
Long-term debt	24,989	21,697
Future pension and postretirement benefit obligations	3,036	5,612
Other long-term liabilities	12,952	11,026
Total Liabilities	65,368	60,241
Commitments and contingent liabilities (Notes 5 and 18)
Redeemable noncontrolling interest	131	296
Shareowners’ Equity:
Capital Stock:
Preferred Stock, $1 par value; 250,000 shares authorized; None issued or outstanding	—	—
Common Stock, $1 par value; 4,000,000 shares authorized; 1,444,187 and 1,440,982 shares issued	17,574	17,285
Treasury Stock— 645,057 and 632,281 common shares at average cost	(35,596)	(34,150)
Retained earnings	55,242	52,873
Unearned ESOP shares	(85)	(95)
Total Accumulated other comprehensive loss	(7,525)	(8,334)
Total Shareowners’ Equity	29,610	27,579
Noncontrolling interest	1,811	1,590
Total Equity	31,421	29,169
Total Liabilities and Equity	$96,920	$89,706
See accompanying Notes to Consolidated Financial Statements

Consolidated Statement of Cash Flows

(dollars in millions)	2017	2016	2015
Operating Activities of Continuing Operations:
Net income from continuing operations	$4,920	$5,436	$4,356
Adjustments to reconcile income from continuing operations to net cash flows provided by operating activities of continuing operations:
Depreciation and amortization	2,140	1,962	1,863
Deferred income tax provision	62	398	662
Stock compensation cost	192	152	158
Change in:
Accounts receivable	(448)	(941)	(438)
Inventories and contracts in progress	(1,074)	(719)	(766)
Other current assets	(101)	49	(55)
Accounts payable and accrued liabilities	1,571	450	490
Global pension contributions	(2,112)	(303)	(147)
Canadian government settlement	(285)	(237)	867
Other operating activities, net	766	165	(235)
Net cash flows provided by operating activities of continuing operations	5,631	6,412	6,755
Investing Activities of Continuing Operations:
Capital expenditures	(2,014)	(1,699)	(1,652)
Increase in customer financing assets	(1,197)	(438)	(364)
Decrease in customer financing assets	222	217	117
Investments in businesses	(231)	(710)	(538)
Dispositions of businesses	70	211	200
Proceeds from sale of investments in Watsco, Inc.	596	—	—
Increase in collaboration intangible assets	(380)	(388)	(437)
(Payments) receipts from settlements of derivative contracts	(317)	249	160
Other investing activities, net	232	49	(280)
Net cash flows used in investing activities of continuing operations	(3,019)	(2,509)	(2,794)
Financing Activities of Continuing Operations:
Issuance of long-term debt	4,954	6,469	1,744
Repayment of long-term debt	(1,604)	(2,452)	(1,764)
(Decrease) increase in short-term borrowings, net	(271)	(331)	795
Proceeds from Common Stock issuance - equity unit settlement	—	—	1,100
Proceeds from Common Stock issued under employee stock plans	31	13	41
Dividends paid on Common Stock	(2,074)	(2,069)	(2,184)
Repurchase of Common Stock	(1,453)	(2,254)	(10,000)
Other financing activities, net	(576)	(564)	(508)
Net cash flows used in financing activities of continuing operations	(993)	(1,188)	(10,776)
Discontinued Operations:
Net cash used in operating activities	—	(2,532)	(372)
Net cash provided by investing activities	—	6	9,000
Net cash used in financing activities	—	—	(9)
Net cash flows (used in) provided by discontinued operations	—	(2,526)	8,619
Effect of foreign exchange rate changes on cash and cash equivalents	210	(120)	(174)
Net increase in cash, cash equivalents and restricted cash	1,829	69	1,630
Cash, cash equivalents and restricted cash, beginning of year	7,189	7,120	5,490
Cash, cash equivalents and restricted cash, end of year	9,018	7,189	7,120
Less: Restricted cash, included in Other assets	33	32	45
Cash and cash equivalents of continuing operations, end of year	$8,985	$7,157	$7,075
Supplemental Disclosure of Cash Flow Information:
Interest paid, net of amounts capitalized	$974	$1,157	$1,057
Income taxes paid, net of refunds	$1,326	$4,096	$2,060
Noncash investing and financing activities include:
Contributions of UTC Common Stock to domestic defined benefit pension plans	$—	$—	$250
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
Sale of subsidiary shares in noncontrolling interest
Acquisition of noncontrolling interest
Redeemable noncontrolling interest fair value adjustment
Redeemable non-controlling interest reclassification to non-controlling interest
Other
Balance at December 31, 2016	$17,285

Comprehensive income (loss):
Net income
Redeemable noncontrolling interest in subsidiaries’ earnings
Other comprehensive income, net of tax
Common Stock issued under employee plans (3.2 million shares)	331
Common Stock repurchased (12.9 million shares)	1
Dividends on Common Stock
Dividends on ESOP Common Stock
Dividends attributable to noncontrolling interest
Purchase of subsidiary shares from noncontrolling interest	4
Sale of subsidiary shares in noncontrolling interest
Acquisition of noncontrolling interest
Redeemable noncontrolling interest fair value adjustment	(47)
Other
Balance at December 31, 2017	$17,574
See accompanying Notes to Consolidated Financial Statements

Shareowners' Equity
Treasury Stock	Retained Earnings	Unearned ESOP Shares	Accumulated Other Comprehensive (Loss) Income	Noncontrolling Interest	Total Equity	Redeemable Noncontrolling Interest
$(21,922)	$44,611	$(115)	$(6,661)	$1,351	$32,564	$140

	7,608			358	7,966
				(4)	(4)	4
			(958)	(61)	(1,019)	(12)
					1,100
7	(2)	10			394
138					250
(9,130)					(10,000)
	(2,184)				(2,184)
	(75)				(75)
				(337)	(337)	(3)
				(5)	(17)	(9)
				15	39
				173	173
				(4)	(4)
	(2)				(2)	2
$(30,907)	$49,956	$(105)	$(7,619)	$1,486	$28,844	$122

	5,055			371	5,426
				(6)	(6)	6
			(715)	(27)	(742)	(20)
9		10			281
(3,252)					(2,254)
	(2,069)				(2,069)
	(74)				(74)
				(345)	(345)	(2)
				(1)	(9)	(4)
				25	25
				98	98	$189
	(1)				(1)	1
				(12)	(12)	$12
	6			$1	7	(8)
$(34,150)	$52,873	$(95)	$(8,334)	$1,590	$29,169	$296

	4,552			368	4,920
				(17)	(17)	17
			809	56	865	24
7		10			348
(1,453)					(1,452)
	(2,074)				(2,074)
	(72)				(72)
				(336)	(336)	(7)
				(8)	(4)	(288)
				8	8
				14	14
	(42)				(89)	89
	5			136	141
$(35,596)	$55,242	$(85)	$(7,525)	$1,811	$31,421	$131

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
On occasion, we are required to maintain cash deposits with certain banks with respect to contractual obligations related to acquisitions or divestitures or other legal obligations. As of December 31, 2017 and 2016, the amount of such restricted cash was approximately $33 million and $32 million, respectively.
Accounts Receivable. Current and long-term accounts receivable as of December 31, 2017 include retainage of $118 million and unbilled receivables of $2,770 million, which includes approximately $1,109 million of unbilled receivables under commercial aerospace long-term aftermarket contracts. Current and long-term accounts receivable as of December 31, 2016 include retainage of $106 million and unbilled receivables of $2,786 million, which includes approximately $1,169 million of unbilled receivables under commercial aerospace long-term aftermarket contracts. See Note 5 for discussion of commercial aerospace industry assets and commitments.
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
In January 2016, the FASB issued ASU 2016-01, Financial Instruments - Overall: Recognition and Measurement of Financial Assets and Financial Liabilities. This ASU modifies how entities measure equity investments and present changes in the fair value of financial liabilities. Upon adoption, investments that do not result in consolidation and are not accounted for under the equity method generally must be carried at fair value, with changes in fair value recognized in net income. As discussed in Note 10, we have approximately $5 million of unrealized gains on these securities recorded in Accumulated other comprehensive loss in our Consolidated Balance Sheet as of December 31, 2017. We adopted this standard effective January 1, 2018, with these amounts recorded directly to retained earnings as of that date.
Inventories and Contracts in Progress. Inventories and contracts in progress are stated at the lower of cost or estimated realizable value and are primarily based on first-in, first-out (FIFO) or average cost methods; however, certain UTC Aerospace Systems and UTC Climate, Controls & Security entities use the last-in, first-out (LIFO) method. If inventories that were valued using the LIFO method had been valued under the FIFO method, they would have been higher by $106 million and $114 million at December 31, 2017 and 2016, respectively.
Costs accumulated against specific contracts or orders are at actual cost. Valuation reserves for excess, obsolete, and slow-moving inventory are estimated by comparing the inventory levels of individual parts to both future sales forecasts or production requirements and historical usage rates in order to identify inventory where the resale value or replacement value is less than inventoriable cost. Other factors that management considers in determining the adequacy of these reserves include whether individual inventory parts meet current specifications and cannot be substituted for a part currently being sold or used as a service part, overall market conditions, and other inventory management initiatives. Manufacturing costs are allocated to current production and firm contracts. Within commercial aerospace, inventory costs attributable to new engine offerings are recognized based on the average cost per unit expected over the life of each contract using the units-of-delivery method of percentage of completion accounting. Under this method, costs of initial engine deliveries in excess of the projected contract per unit average cost are capitalized, and these capitalized amounts are subsequently expensed as additional engine deliveries occur for engines with costs below the projected contract per unit average cost over the life of the contract. As described in the "Revenue Recognition" section of Note 1 below, these costs will be eliminated through retained earnings and will not be amortized into future earnings upon adoption of Accounting Standards Update (ASU) 2014-09, Revenue from Contracts with Customers effective January 1, 2018.

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
In January 2017, the FASB issued ASU 2017-04, Intangibles - Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment. This ASU eliminates Step 2 of the current goodwill impairment test, which requires a hypothetical purchase price allocation to measure goodwill impairment. A goodwill impairment loss will instead be measured at the amount by which a reporting unit's carrying value exceeds its fair value, not to exceed the recorded amount of goodwill. The provisions of this ASU are effective for years beginning after December 15, 2019, with early adoption permitted for any impairment test performed on testing dates after January 1, 2017. We early adopted this standard as of July 1, 2017 and this ASU did not have a significant impact on our financial statements or disclosures.
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
Other Long-Lived Assets. We evaluate the potential impairment of other long-lived assets whenever events or changes in circumstances indicate that the related carrying amounts may not be recoverable. If the carrying value of other long-lived assets held and used exceeds the sum of the undiscounted expected future cash flows, the carrying value is written down to fair value.
Long-Term Financing Receivables. Our long-term financing receivables primarily represent balances related to the aerospace businesses such as long-term trade accounts receivable, leases, and notes receivable. We also have other long-term receivables in our commercial businesses; however, both the individual and aggregate amounts of those other receivables are not significant.
Long-term trade accounts receivable, including unbilled receivables related to long-term aftermarket contracts, are principally amounts arising from the sale of goods and services with a contractual maturity date or realization period of greater than one year and are recognized as "Other assets" in our Consolidated Balance Sheet. Notes and leases receivable represent notes and lease receivables other than receivables related to operating leases, and are recognized as "Customer financing assets" in our Consolidated Balance Sheet. The following table summarizes the balance by class of aerospace business-related long-term receivables as of December 31, 2017 and 2016:

(dollars in millions)	2017	2016
Long-term trade accounts receivable	$973	$926
Notes and leases receivable	424	430
Total long-term receivables	$1,397	$1,356
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
We determine credit ratings for each customer in our portfolio based upon public information and information obtained directly from our customers. We conduct a review of customer credit ratings, published historical credit default rates for different rating categories, and multiple third-party aircraft value publications as a basis to validate the reasonableness of the allowance for losses on these balances quarterly or when events and circumstances warrant. Customer credit ratings range from customers with an extremely strong capacity to meet financial obligations, to customers whose uncollateralized receivable is in default. There can be no assurance that actual results will not differ from estimates or that consideration of these factors in the future will not result in an increase or decrease to the allowance for credit losses on long-term receivables. Based upon the customer credit ratings, approximately 11% and 13% of our long-term receivables were considered to bear high credit risk as of December 31, 2017 and 2016, respectively. See Note 5 for further discussion of commercial aerospace industry assets and commitments.
Reserves for credit losses on receivables relate to specifically identified receivables that are evaluated individually for impairment. For notes and leases receivable, we determine a specific reserve for exposure based on the difference between the carrying value of the receivable and the estimated fair value of the related collateral in connection with the evaluation of credit risk and collectability. For long-term trade accounts receivable, we evaluate credit risk and collectability individually to determine if an allowance is necessary. Our long-term receivables reflected in the table above, which include reserves of $17 million as of both December 31, 2017 and 2016, are individually evaluated for impairment. At both December 31, 2017 and 2016, we did not have any significant balances that are considered to be delinquent, on non-accrual status, past due 90 days or more, or considered to be impaired.
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
On December 22, 2017 the TCJA was enacted. The TCJA contains a new law that may subject the Company to a tax on Global Intangible Low-Taxed Income (GILTI), beginning in 2018. GILTI is a tax on foreign income in excess of a deemed return on tangible assets of foreign corporations. The FASB has provided that companies subject to GILTI have the option to account for the GILTI tax as a period cost if and when incurred, or to recognize deferred taxes for temporary differences, including outside basis differences, expected to reverse as GILTI. We have elected to account for GILTI as a period cost, if incurred.
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
We review our cost estimates on significant contracts on a quarterly basis, and for others, no less frequently than annually or when circumstances change and warrant a modification to a previous estimate. We record changes in contract estimates using the cumulative catch-up method in accordance with the Revenue Recognition Topic of the FASB ASC. Operating profits included significant net unfavorable changes in aerospace contract estimates of approximately $110 million and $157 million in 2017 and 2016, respectively, primarily the result of unexpected increases in estimated costs related to Pratt & Whitney long term aftermarket contracts. Operating profits included significant net favorable changes in aerospace contract estimates of approximately $115 million in 2015, primarily representing favorable contract adjustments at Pratt & Whitney.
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

ASU 2014-09 and its related amendments (collectively, the New Revenue Standard) are effective for reporting periods beginning after December 15, 2017, and interim periods therein. In accordance with the standard, we have adopted the New Revenue Standard effective January 1, 2018 and elected the modified retrospective approach with the cumulative effect of adoption recognized through retained earnings at the date of adoption.
The New Revenue Standard will change the revenue recognition practices for a number of revenue streams across our businesses, although the most significant impacts will be concentrated within our aerospace units. Several businesses, which currently account for revenue on an output units of delivery basis will be required to use an input method of an “over time” model as they meet one or more of the mandatory criteria established in the New Revenue Standard. Revenue will now be recognized based on percentage-of-completion for repair contracts within Otis and UTC Climate, Controls & Security; certain U.S. Government aerospace contracts; and aerospace aftermarket service work. For these businesses, unrecognized sales and operating profits related to the satisfied portion of the performance obligations of contracts in process as of the date of adoption will be recorded through retained earnings. While we are still finalizing our retained earnings impact evaluation, the ongoing effect of recognizing revenue on an input method of an over time model within these businesses is not expected to be material.
In addition to the foregoing, our aerospace businesses will also incur changes related to the timing of manufacturing cost recognition and certain engineering and development costs. In most circumstances, our commercial aerospace businesses will identify the performance obligation, or the unit of accounting, as the individual original equipment (OEM) unit; revenues and costs to manufacture each unit will be recognized upon OEM unit delivery. Generally under current practice, the unit of accounting is the contract, and early-contract OEM unit costs in excess of the average expected over the contract are capitalized and amortized over lower-cost units later in the contract. With the adoption of the New Revenue Standard, deferred unit costs in excess of the contract average of $438 million as of December 31, 2017 will be eliminated through retained earnings and will not be amortized into future earnings.
With regard to costs incurred for the engineering and development of aerospace products under contract with customers, we generally expense as incurred unless there is a contractually guaranteed right of recovery. The New Revenue Standard requires product engineering and development costs to be capitalized as contract fulfillment costs, to the extent recoverable from the associated contract margin, and subsequently amortized as the OEM products are delivered to the customer. We are still finalizing the calculation of the impact of this change to our adoption-date retained earnings. The ongoing impact will not change the total amount of cost incurred, but will change the timing of recognition of that cost.
Prior to the New Revenue Standard, any customer funding received for such development efforts was recognized when earned, with the corresponding costs recognized as cost of sales. The New Revenue Standard requires customer funding of OEM product engineering and development to be deferred and recognized as revenue as the OEM products are delivered to the customer.   For contracts that are open as of the adoption date, previously recognized customer funding will be established as a contract liability as deferred income. We are still finalizing the calculation of the impact of this change to our adoption-date retained earnings.
We expect the New Revenue Standard will have an immaterial impact on our 2018 net income. Adoption of the New Revenue Standard will result in income statement classification changes between Revenues, Cost of sales, Research & development, and Other income. The New Revenue Standard will also result in the establishment of Contract asset and Contract liability balance sheet accounts, and in the reclassification to these new accounts from Accounts receivable; Inventories and contracts in progress, net; and Accrued liabilities. The New Revenue Standard requires ongoing incremental disclosures including explanation of significant changes in the Contract asset and Contract liability balances, and disaggregation of revenue into categories that depict how the nature, amount, timing and uncertainty of revenue and cash flows are affected by economic factors.
The New Revenue Standard also requires disclosure of remaining performance obligations, which is a concept that is similar to that of backlog, which we report in Item I, Part I of our Form 10-K. Beginning in 2018, we will align our definition of backlog with that of remaining performance obligations under the New Revenue Standard. We have historically included in backlog engine orders from airlines for which such purchase orders have not yet been received. Effective with the adoption of the New Revenue Standard, we will no longer include in backlog airline engine orders for which we have not yet received the associated firm manufacturing purchase order. Excluding these engine orders is expected to result in a significant decline in reported backlog in 2018.
Research and Development. Research and development costs not specifically covered by contracts and those related to the company sponsored share of research and development activity in connection with cost-sharing arrangements are charged to expense as incurred. Government research and development support, not associated with specific contracts, is recorded as a reduction to research and development expense in the period earned. See Note 8 for a discussion of amendments of certain government research and development support arrangements concluded in December 2015 between P&WC and the Canadian government.
Research and development costs incurred under contracts with customers are included as a contract cost and reported as a component of cost of products sold when revenue from such contracts is recognized. Research and development costs in excess of contractual consideration are expensed as incurred.
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
Derivatives and Hedging Activity. We have used derivative instruments, including swaps, forward contracts and options, to help manage certain foreign currency, interest rate and commodity price exposures. Derivative instruments are viewed as risk management tools by us and are not used for trading or speculative purposes. By their nature, all financial instruments involve market and credit risks. We enter into derivative and other financial instruments with major investment grade financial institutions and have policies to monitor the credit risk of those counterparties. We limit counterparty exposure and concentration of risk by diversifying counterparties. While there can be no assurance, we do not anticipate any material non-performance by any of these counterparties. We enter into transactions that are subject to enforceable master netting arrangements or similar agreements with various counterparties. However, we have not elected to offset multiple contracts with a single counterparty and, as a result, the fair value of the derivative instruments in a loss position is not offset against the fair value of derivative instruments in a gain position.
Derivatives used for hedging purposes may be designated and effective as a hedge of the identified risk exposure at the inception of the contract. All derivative instruments are recorded on the balance sheet at fair value. Derivatives used to hedge foreign-currency denominated balance sheet items are reported directly in earnings along with offsetting transaction gains and losses on the items being hedged. Derivatives used to hedge forecasted cash flows associated with foreign currency commitments or forecasted commodity purchases may be accounted for as cash flow hedges, as deemed appropriate. Gains and losses on derivatives designated as cash flow hedges are recorded in other comprehensive income and reclassified to earnings as a component of product sales or expenses, as applicable, when the hedged transaction occurs. To the extent that a previously designated hedging transaction is no longer an effective hedge, any ineffectiveness measured in the hedging relationship is recorded currently in earnings in the period it occurs. As discussed in Note 14, at December 31, 2017 we have approximately €3.7 billion of Euro-denominated long-term debt, which qualify as a net investment hedge against our investments in European businesses. We had no Euro-denominated commercial paper borrowings outstanding at December 31, 2017.
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
In March 2017, the FASB issued ASU 2017-07, Compensation—Retirement Benefits (Topic 715), Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost. This ASU requires an employer to report the service cost component of net periodic pension benefit cost in the same line item or items as other compensation costs arising from services rendered by the pertinent employees during the period, with other cost components presented separately from the service cost component and outside of income from operations. This ASU also allows only the service cost component of net periodic pension benefit cost to be eligible for capitalization when applicable. The provisions of this ASU are effective for years beginning after December 15, 2017, and we adopted the new standard effective January 1, 2018. Provisions related to presentation of the service cost components versus other cost components must be applied retrospectively, while provisions related to service cost component eligibility for capitalization must be applied prospectively. This ASU primarily impacts the presentation of net periodic pension cost/benefit and therefore we do not expect this ASU to have a material impact on net income; however, it will result in changes to reported operating profit.
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
Collaborative Arrangements. In view of the risks and costs associated with developing new engines, Pratt & Whitney has entered into certain collaboration arrangements in which sales, costs and risks are shared. Sales generated from engine programs, spare parts, and aftermarket business under collaboration arrangements are recorded as earned in our financial statements. Amounts attributable to our collaborators for their share of sales are recorded as an expense in our financial statements based upon the terms and nature of the arrangement. Costs associated with engine programs under collaborative arrangements are expensed as incurred. Under these arrangements, collaborators contribute their program share of engine parts, incur their own production costs and make certain payments to Pratt & Whitney for shared or joint program costs. The reimbursement of the collaborators' share of program costs is recorded as a reduction of the related expense item at that time. As of December 31, 2017, the collaborators' interests in all commercial engine programs ranged from 14% to 50%, inclusive of a portion of Pratt & Whitney's interests held by other participants. Pratt & Whitney is the principal participant in all existing collaborative arrangements, with the exception of the Engine Alliance (EA), a joint venture with GE Aviation, which markets and manufactures the GP7000 engine for the Airbus A380 aircraft. There are no individually significant collaborative arrangements and none of the collaborators exceed a 31% share in an individual program. The following table illustrates the income statement classification and amounts attributable to transactions arising from the collaborative arrangements between participants for each period presented. Selling, general and administrative amounts for 2016 and 2015 have been revised to present these amounts on a basis consistent with 2017 presentation.

(dollars in millions)	2017	2016	2015
Collaborator share of sales:
Cost of products sold	$1,789	$1,700	$1,547
Cost of services sold	929	675	652
Collaborator share of program costs (reimbursement of expenses incurred):
Cost of products sold	(143)	(108)	(104)
Research and development	(190)	(184)	(248)
Selling, general and administrative	(74)	(57)	(53)
Accounting Pronouncements. In October 2016, the FASB issued ASU 2016-16, Income Taxes (Topic 740): Intra-Entity Transfers of Assets Other Than Inventory. This ASU requires the income tax consequences of an intra-entity transfer of an asset, other than inventory, to be recognized when the transfer occurs. Two common examples of assets included in the scope of this update are intellectual property and property, plant, and equipment. The provisions of this ASU are effective for years beginning after December 15, 2017, with early adoption permitted. We do not expect this ASU to have a significant impact on our financial statements or disclosures. We adopted the new standard effective January 1, 2018.

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
The new standard is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. A modified retrospective transition approach is required for lessees for capital and operating leases and lessors for sales-type, direct financing, and operating leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements, with certain practical expedients available. In November 2017, the FASB announced a decision to offer an additional practical expedient related to the transition to the new lease accounting standard which allows for its prospective adoption. The FASB is expected to formally communicate this new practical expedient through an Accounting Standards Update to be released in early 2018. While we are still evaluating the impact of our pending adoption of the new standard on our consolidated financial statements, we expect that upon adoption we will recognize ROU assets and lease liabilities and that the amounts could be material. We do not expect the ASU to have a material impact on our cash flows or results of operations.
In January 2017, the FASB issued ASU 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business. This ASU provides a new framework that will assist in the evaluation of whether business combination transactions should be accounted for as an acquisition of a business or as a group of assets, and specifies the minimum required inputs and processes necessary to be a business. The provisions of this ASU are effective for years beginning after December 15, 2017, with early adoption permitted. We adopted the new standard effective January 1, 2018.
In May 2017, the FASB issued ASU 2017-09, Compensation—Stock Compensation (Topic 718): Scope of Modification Accounting. This ASU provides that an entity should account for the effects of a modification unless the fair value, the vesting conditions of the modified award and the classification of the modified award (equity or liability instrument) are the same as the original award immediately before the modification. The provisions of this ASU are effective for years beginning after December 15, 2017, with early adoption permitted. We do not expect this ASU to have a significant impact on our financial statements or disclosures. We adopted the new standard effective January 1, 2018.
In August 2017, the FASB issued ASU 2017-12, Derivatives and Hedging (Topic 815): Targeted Improvements to Accounting for Hedging Activities. This ASU will make more financial and nonfinancial hedging strategies eligible for hedge accounting. It also amends the presentation and disclosure requirements and changes how companies assess effectiveness. It is intended to more closely align hedge accounting with a company’s risk management strategies, simplify the application of hedge accounting, and increase transparency as to the scope and results of hedging programs. The provisions of this ASU are effective for years beginning after December 15, 2018, with early adoption permitted for any interim period after issuance of the ASU. We do not expect this ASU to have a significant impact on our results of operations or financial position. We adopted the new standard effective January 1, 2018.
NOTE 2: BUSINESS ACQUISITIONS, DISPOSITIONS, GOODWILL AND INTANGIBLE ASSETS
Business Acquisitions and Dispositions. Our investments in businesses in 2017, 2016 and 2015 totaled $231 million, $712 million (including debt assumed of $2 million) and $556 million (including debt assumed of $18 million), respectively. Our investments in businesses in 2017 consisted of a number of small acquisitions, primarily in our commercial businesses. Our investments in businesses in 2016 consisted of the acquisition of a majority interest in an Italian heating products and services company by UTC Climate, Controls & Security, the acquisition of a Japanese services company by Otis and a number of small acquisitions, primarily in our commercial businesses. Our investments in businesses in 2015 consisted of the acquisition of the majority interest in a UTC Climate, Controls & Security business, the acquisition of an imaging technology company by UTC Aerospace Systems, and a number of small acquisitions, primarily in our commercial businesses.
On September 4, 2017, we announced that we had entered into a merger agreement with Rockwell Collins, Inc. (Rockwell Collins), under which we agreed to acquire Rockwell Collins. Under the terms of the merger agreement, each Rockwell Collins shareowner will receive $93.33 per share in cash and a fraction of a share of UTC common stock equal to the quotient obtained by dividing $46.67 by the average of the volume-weighted average prices per share of UTC common stock on the NYSE on each of the 20 consecutive trading days ending with the trading day immediately prior to the closing date, (the “UTC Stock Price”), subject to adjustment based on a two-way collar mechanism as described below (the “Stock Consideration”). The cash and UTC stock payable in exchange for each such share of Rockwell Collins common stock are collectively the “Merger Consideration.” The fraction of a share of UTC common stock into which each such share of Rockwell

Collins common stock will be converted is the “Exchange Ratio.” The Exchange Ratio will be determined based upon the UTC Stock Price. If the UTC Stock Price is greater than $107.01 but less than $124.37, the Exchange Ratio will be equal to the quotient of (i) $46.67 divided by (ii) the UTC Stock Price, which, in each case, will result in the Stock Consideration having a value equal to $46.67. If the UTC Stock Price is less than or equal to $107.01 or greater than or equal to $124.37, then a two-way collar mechanism will apply, pursuant to which, (x) if the UTC Stock Price is greater than or equal to $124.37, the Exchange Ratio will be fixed at 0.37525 and the value of the Stock Consideration will be greater than $46.67, and (y) if the UTC Stock Price is less than or equal to $107.01, the Exchange Ratio will be fixed at 0.43613 and the value of the Stock Consideration will be less than $46.67. On January 11, 2018, the merger was approved by Rockwell Collins' shareowners. We currently expect that the merger will be completed in the third quarter of 2018, subject to customary closing conditions, including the receipt of required regulatory approvals.
We anticipate that approximately $15 billion will be required to pay the aggregate cash portion of the Merger Consideration. We expect to fund the cash portion of the Merger Consideration through debt issuances and cash on hand. Additionally, we have entered into a $6.5 billion 364-day unsecured bridge loan credit agreement that would be funded only to the extent certain anticipated debt issuances are not completed prior to the completion of the merger. We expect to assume approximately $7 billion of Rockwell Collins' outstanding debt upon completion of the merger.
As discussed further in Note 3, on November 6, 2015, we completed the sale of Sikorsky to Lockheed Martin Corp. for approximately $9.1 billion in cash.
Goodwill. The changes in the carrying amount of goodwill, by segment, in 2017 are as follows:

(dollars in millions)	Balance as of January 1, 2017	Goodwill resulting from business combinations	Foreign currency translation and other	Balance as of December 31, 2017
Otis	$1,575	$28	$134	$1,737
UTC Climate, Controls & Security	9,487	130	392	10,009
Pratt & Whitney	1,511	—	—	1,511
UTC Aerospace Systems	14,483	—	167	14,650
Total Segments	27,056	158	693	27,907
Eliminations and other	3	—	—	3
Total	$27,059	$158	$693	$27,910
Intangible Assets. Identifiable intangible assets are comprised of the following:

	2017		2016
(dollars in millions)	Gross Amount	Accumulated Amortization	Gross Amount	Accumulated Amortization
Amortized:
Service portfolios	$2,178	$(1,534)	$1,995	$(1,344)
Patents and trademarks	399	(233)	378	(201)
Collaboration intangible assets	4,109	(384)	3,724	(211)
Customer relationships and other	13,352	(4,100)	12,798	(3,480)
	20,038	(6,251)	18,895	(5,236)
Unamortized:
Trademarks and other	2,096	—	2,025	—
Total	$22,134	$(6,251)	$20,920	$(5,236)
Customer relationship intangible assets include payments made to our customers to secure certain contractual rights. Such payments are capitalized when distinct rights are obtained and sufficient incremental cash flows to support the recoverability of the assets have been established. Otherwise, the applicable portion of the payments is expensed. We amortize these intangible assets based on the underlying pattern of economic benefit, which may result in an amortization method other than straight-line. In the aerospace industry, amortization based on the pattern of economic benefit generally results in lower amortization expense during the development period with amortization expense increasing as programs enter full production and aftermarket cycles. If a pattern of economic benefit cannot be reliably determined, a straight-line amortization method is used. We classify amortization of such payments as a reduction of sales. Amortization of intangible assets was $834 million,

$778 million and $722 million in 2017, 2016 and 2015, respectively. The collaboration intangible assets are amortized based upon the pattern of economic benefits as represented by the underlying cash flows. The following is the expected amortization of intangible assets for 2018 through 2022, which reflects the pattern of expected economic benefit on certain aerospace intangible assets:

(dollars in millions)	2018	2019	2020	2021	2022
Amortization expense	$902	$869	$888	$902	$895
NOTE 3: DISCONTINUED OPERATIONS
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
UTC and its business segments have historically had sales to Sikorsky and purchases from Sikorsky, in the normal course of business, which were eliminated in consolidation. Net sales to Sikorsky were $138 million and net purchases from Sikorsky included in cost of products and services sold were $25 million for the year ended December 31, 2015.
NOTE 4: EARNINGS PER SHARE

(dollars in millions, except per share amounts; shares in millions)	2017	2016	2015
Net income attributable to common shareowners:
Net income from continuing operations	$4,552	$5,065	$3,996
Net (loss) income from discontinued operations	—	(10)	3,612
Net income attributable to common shareowners	$4,552	$5,055	$7,608
Basic weighted average number of shares outstanding	790.0	818.2	872.7
Stock awards	9.1	7.9	10.5
Diluted weighted average number of shares outstanding	799.1	826.1	883.2
Earnings Per Share of Common Stock—Basic:
Net income from continuing operations	$5.76	$6.19	$4.58
Net (loss) income from discontinued operations	—	(0.01)	4.14
Net income attributable to common shareowners	5.76	6.18	8.72
Earnings Per Share of Common Stock—Diluted:
Net income from continuing operations	$5.70	$6.13	$4.53
Net (loss) income from discontinued operations	—	(0.01)	4.09
Net income attributable to common shareowners	5.70	6.12	8.61
The computation of diluted earnings per share excludes the effect of the potential exercise of stock awards, including stock appreciation rights and stock options, when the average market price of the common stock is lower than the exercise price of the related stock awards during the period. These outstanding stock awards are not included in the computation of diluted earnings per share because the effect would have been anti-dilutive. For 2017, 2016 and 2015, there were 5.9 million, 14.5 million and 9.7 million anti-dilutive stock awards excluded from the computation, respectively.

NOTE 5: COMMERCIAL AEROSPACE INDUSTRY ASSETS AND COMMITMENTS
We have receivables and other financing assets with commercial aerospace industry customers totaling $9,477 million and $7,222 million at December 31, 2017 and 2016, respectively. These include customer financing assets related to commercial aerospace industry customers, consisting of products under lease of $1,913 million and $939 million, and notes and leases receivable of $652 million and $497 million, at December 31, 2017 and 2016, respectively.
Aircraft financing commitments, in the form of debt or lease financing, are provided to commercial aerospace customers. The extent to which the financing commitments will be utilized is not currently known, since customers may be able to obtain more favorable terms from other financing sources. We may also arrange for third-party investors to assume a portion of these commitments. If financing commitments are exercised, debt financing is generally secured by assets with fair market values equal to or exceeding the financed amounts consistent with market terms and conditions. We may also lease aircraft and subsequently sublease the aircraft to customers under long-term non-cancelable operating leases. Our financing commitments with customers are contingent upon maintenance of certain levels of financial condition by the customers.
We have also made residual value and other guarantees related to various commercial aerospace customer financing arrangements. The estimated fair market values of the guaranteed assets equal or exceed the value of the related guarantees, net of existing reserves. We have residual value and other guarantees of $336 million as of December 31, 2017. Refer to Note 17 to the Consolidated Financial Statements for additional discussion on guarantees.
We also have other contractual commitments, including commitments to secure certain contractual rights to provide product on new aircraft platforms, which are included in "Other commercial aerospace commitments" in the table below. Payments made on these contractual commitments are included within other intangible assets and are to be amortized over the term of underlying economic benefit. Our commercial aerospace financing and other contractual commitments as of December 31, 2017 were approximately $15.3 billion. We have entered into certain collaboration arrangements, which may include participation by our collaboration partners in these commitments.
The following is the expected maturity of commercial aerospace industry assets and commitments as of December 31, 2017:

(dollars in millions)	Committed	2018	2019	2020	2021	2022	Thereafter
Notes and leases receivable	$652	$211	$56	$79	$38	$35	$233
Commercial aerospace financing commitments	$4,012	$371	$678	$636	$891	$783	$653
Other commercial aerospace commitments	11,270	910	840	684	735	645	7,456
Collaboration partners' share	(5,109)	(374)	(402)	(396)	(525)	(491)	(2,921)
Total commercial commitments	$10,173	$907	$1,116	$924	$1,101	$937	$5,188
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
We have long-term aftermarket maintenance contracts with commercial aerospace industry customers for which revenue is recognized in proportion to actual costs incurred relative to total expected costs to be incurred over the respective contract periods. Billings, however, are typically based on factors such as engine flight hours. The timing differences between the billings and the maintenance costs incurred generates both unbilled receivables and deferred revenues. Unbilled receivables under these long-term aftermarket contracts totaled $1,109 million and $1,169 million at December 31, 2017 and 2016, respectively, and are included in "Accounts receivable" and "Other assets" in the accompanying Consolidated Balance Sheet. Deferred revenues generated totaled $5,048 million and $4,288 million at December 31, 2017 and 2016, respectively, and are included in "Accrued liabilities" and "Other long-term liabilities" in the accompanying Consolidated Balance Sheet.
Reserves related to aerospace receivables and financing assets were $175 million and $173 million at December 31, 2017 and 2016, respectively. Reserves related to financing commitments and guarantees were $23 million and $36 million at December 31, 2017 and 2016, respectively.
In addition, in connection with the 2012 Goodrich acquisition, we recorded assumed liabilities of approximately $2.2 billion related to customer contractual obligations on certain OEM development programs where the expected costs exceeded the expected revenue under contract. These liabilities are being liquidated in accordance with the underlying economic pattern of obligations, as reflected by the net cash outflows incurred on the OEM contracts. Total consumption of the contractual obligations for the years ended December 31, 2017 and 2016 was approximately $217 million and $213 million, respectively. The balance of the contractual obligations at December 31, 2017 was $986 million, with future consumption expected to be as follows: $257 million in 2018, $229 million in 2019, $150 million in 2020, $84 million in 2021, $37 million in 2022 and $229 million thereafter.
NOTE 6: INVENTORIES & CONTRACTS IN PROGRESS

(dollars in millions)	2017	2016
Raw materials	$2,038	$2,040
Work-in-process	3,366	2,787
Finished goods	3,845	3,305
Contracts in progress	10,205	9,395
	19,454	17,527
Less:
Progress payments, secured by lien, on U.S. Government contracts	(236)	(130)
Billings on contracts in progress	(9,337)	(8,693)
	$9,881	$8,704
Raw materials, work-in-process and finished goods are net of valuation reserves of $1,107 million and $877 million as of December 31, 2017 and 2016, respectively. Contracts in progress principally relate to elevator and escalator contracts and include costs of manufactured components, accumulated installation costs and estimated earnings on incomplete contracts.
Inventories also include capitalized contract development costs related to certain aerospace programs at UTC Aerospace Systems. As of December 31, 2017 and 2016, these capitalized costs were $127 million and $140 million, respectively, which will be liquidated as production units are delivered to customers. Within commercial aerospace, inventory costs attributable to new engine offerings are recognized based on the average cost per unit expected over the life of each contract using the units-of-delivery method of percentage of completion accounting. Under this method, costs of initial engine deliveries in excess of the projected contract per unit average cost are capitalized, and these capitalized amounts are subsequently expensed as additional engine deliveries occur for engines with costs below the projected contract per unit average cost over the life of the contract. As of December 31, 2017 and 2016, inventory included $438 million and $233 million, respectively, of such capitalized amounts. See Note 1 for further discussion regarding the impact from the adoption of the New Revenue Standard effective January 1, 2018.
Our sales contracts in many cases are long-term contracts expected to be performed over periods exceeding 12 months. At December 31, 2017 and 2016, approximately 63% and 68% respectively, of total inventories and contracts in progress have been acquired or manufactured under such long-term contracts, with approximately 38% and 41% scheduled for delivery within the succeeding 12 months for 2017 and 2016, respectively.
NOTE 7: FIXED ASSETS

(dollars in millions)	Estimated Useful Lives	2017	2016
Land		$412	$392
Buildings and improvements	12-40 years	5,727	5,180
Machinery, tools and equipment	3-20 years	13,476	12,471
Other, including assets under construction		1,749	1,426
		21,364	19,469
Accumulated depreciation		(11,178)	(10,311)
		$10,186	$9,158
Depreciation expense was $1,178 million in 2017, $1,105 million in 2016 and $1,068 million in 2015.

NOTE 8: ACCRUED LIABILITIES

(dollars in millions)	2017	2016
Advances on sales contracts and service billings	$4,547	$4,217
Accrued salaries, wages and employee benefits	1,741	1,608
Service and warranty accruals	629	555
Interest payable	439	395
Litigation and contract matters	435	488
Income taxes payable	285	382
Accrued property, sales and use taxes	258	289
Canadian government settlement - current portion	217	245
Accrued restructuring costs	212	210
Accrued workers compensation	204	208
Other	3,349	3,622
	$12,316	$12,219
On December 30, 2015, P&WC and federal and provincial Canadian government agencies entered into amendments of certain government research and development support arrangements. Under the amendments, P&WC agreed to make four annual payments of approximately $327 million Canadian (approximately $256 million at December 2017), commencing in the first quarter of 2016, to fully settle and terminate P&WC's future contractual obligations to pay royalties to these agencies that had previously been contingent upon future engine deliveries and P&WC sales; to maintain its commitments to perform certain assembly, test and manufacturing operations in Canada; and to provide support of innovation and research and development through initiatives with post-secondary institutions and key industry associations in Canada over a 14 year period. As a result of the amendments to these contractual arrangements, Pratt & Whitney recorded a charge and related discounted obligation of $867 million in the fourth quarter of 2015.
The Canadian government settlement included in the table above represents amounts expected to be paid under this agreement in 2018, with the remaining accrual of approximately $256 million and $477 million included in Other long-term liabilities in the accompanying Consolidated Balance Sheet as of December 31, 2017 and 2016, respectively.

NOTE 9: BORROWINGS AND LINES OF CREDIT

(dollars in millions)	2017	2016
Short-term borrowings:
Commercial paper	$300	$522
Other borrowings	92	79
Total short-term borrowings	$392	$601
At December 31, 2017, we had revolving credit agreements with various banks permitting aggregate borrowings of up to $4.35 billion pursuant to a $2.20 billion revolving credit agreement and a $2.15 billion multicurrency revolving credit agreement, both of which expire in August 2021. As of December 31, 2017, there were no borrowings under either of these agreements. The undrawn portions of these revolving credit agreements are also available to serve as backup facilities for the issuance of commercial paper. As of December 31, 2017, our maximum commercial paper borrowing limit was $4.35 billion. We had no Euro-denominated commercial paper borrowings outstanding at December 31, 2017. We use our commercial paper borrowings for general corporate purposes, including the funding of potential acquisitions, discretionary pension contributions, debt refinancing, dividend payments and repurchases of our common stock. The need for commercial paper borrowings arises when the use of domestic cash for general corporate purposes exceeds the sum of domestic cash generation and foreign cash repatriated to the U.S.
At December 31, 2017, approximately $1.3 billion was available under short-term lines of credit with local banks at our various domestic and international subsidiaries. The weighted-average interest rates applicable to short-term borrowings and total debt were as follows:

	2017	2016
Average interest expense rate - average outstanding borrowings during the year:
Short-term borrowings	1.1%	1.3%
Total debt	3.5%	4.1%

Average interest expense rate - outstanding borrowings as of December 31:
Short-term borrowings	2.3%	0.6%
Total debt	3.5%	3.7%
Long-term debt consisted of the following as of December 31:

(dollars in millions)	2017	2016
1.800% notes due 2017 [1]	—	1,500
6.800% notes due 2018	99	99
EURIBOR plus 0.80% floating rate notes due 2018 (€750 million principal value) [2]	890	783
1.778% junior subordinated notes due 2018	1,100	1,100
LIBOR plus 0.350% floating rate notes due 2019 [3]	350	350
1.500% notes due 2019 [1]	650	650
EURIBOR plus 0.15% floating rate notes due 2019 (€750 million principal value) [2]	890	—
8.875% notes due 2019	271	271
4.875% notes due 2020 [1]	171	171
4.500% notes due 2020 [1]	1,250	1,250
1.900% notes due 2020 [1]	1,000	—
8.750% notes due 2021	250	250
1.950% notes due 2021 [1]	750	750
1.125% notes due 2021 (€950 million principal value) [1]	1,127	992
2.300% notes due 2022 [1]	500	—
3.100% notes due 2022 [1]	2,300	2,300
1.250% notes due 2023 (€750 million principal value) [1]	890	783
2.800% notes due 2024 [1]	800	—
1.875% notes due 2026 (€500 million principal value) [1]	593	522
2.650% notes due 2026 [1]	1,150	1,150
3.125% notes due 2027 [1]	1,100	—
7.100% notes due 2027	141	141
6.700% notes due 2028	400	400
7.500% notes due 2029 [1]	550	550
5.400% notes due 2035 [1]	600	600
6.050% notes due 2036 [1]	600	600
6.800% notes due 2036 [1]	134	134
7.000% notes due 2038	159	159
6.125% notes due 2038 [1]	1,000	1,000
5.700% notes due 2040 [1]	1,000	1,000
4.500% notes due 2042 [1]	3,500	3,500
4.150% notes due 2045 [1]	850	850
3.750% notes due 2046 [1]	1,100	1,100
4.050% notes due 2047 [1]	600	—
Project financing obligations	158	155
Other (including capitalized leases)	195	189
Total principal long-term debt	27,118	23,299
Other (fair market value adjustments, discounts and debt issuance costs)	(25)	1
Total long-term debt	27,093	23,300
Less: current portion	2,104	1,603
Long-term debt, net of current portion	$24,989	$21,697

1	We may redeem these notes at our option pursuant to their terms.

2
The three-month EURIBOR rate as of December 29, 2017 was approximately -0.329%. The notes may be redeemed at our option in whole, but not in part, at any time in the event of certain developments affecting U.S. taxation.

3	The three-month LIBOR rate as of December 29, 2017 was approximately 1.694%.

In connection with the merger agreement with Rockwell Collins announced on September 4, 2017, we have entered into a $6.5 billion 364-day unsecured bridge loan credit agreement that would be funded only to the extent certain anticipated debt issuances are not completed prior to the completion of the merger. See Note 2 for additional discussion.
On November 13, 2017, we issued €750 million aggregate principal amount of floating rate notes due 2019. The interest rate is reset quarterly based upon the three-month EURIBOR rate plus 0.15%, with a minimum interest rate for any period of no less than 0.00%. The net proceeds from this debt issuance were used to fund the repayment of commercial paper and for other general corporate purposes.
On May 4, 2017, we issued $1.0 billion aggregate principal amount of 1.900% notes due 2020, $500 million aggregate principal amount of 2.300% notes due 2022, $800 million aggregate principal amount of 2.800% notes due 2024, $1.1 billion aggregate principal amount of 3.125% notes due 2027 and $600 million aggregate principal amount of 4.050% notes due 2047. The net proceeds received from these debt issuances were used to fund the repayment at maturity of our 1.800% notes due 2017, representing $1.5 billion in aggregate principal, and for other general corporate purposes.
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
The project financing obligations included in the table above are associated with the sale of rights to unbilled revenues related to the ongoing activity of an entity owned by UTC Climate, Controls & Security. The percentage of total short-term borrowings and long-term debt at variable interest rates was 9% and 7% at December 31, 2017 and 2016, respectively. Interest rates on our commercial paper borrowings are considered variable due to their short-term duration and high-frequency of turnover.
The average maturity of our long-term debt at December 31, 2017 is approximately 11 years. The schedule of principal payments required on long-term debt for the next five years and thereafter is:

(dollars in millions)
2018	$2,104
2019	2,271
2020	2,479
2021	2,175
2022	2,804
Thereafter	15,285
Total	$27,118
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
A summary of the changes in each component of accumulated other comprehensive (loss) income, net of tax for the years ended December 31, 2017 and 2016 is provided below:

(dollars in millions)	Foreign Currency Translation	Defined Benefit Pension and Postretirement Plans	Unrealized Gains (Losses) on Available-for- Sale Securities	Unrealized Hedging (Losses) Gains	Accumulated Other Comprehensive (Loss) Income
Balance at December 31, 2015	$(2,438)	$(5,135)	$293	$(339)	$(7,619)
Other comprehensive (loss) income before reclassifications, net	(1,042)	(247)	119	54	(1,116)
Amounts reclassified, pre-tax	—	535	(94)	171	612
Tax (benefit) expense reclassified	—	(198)	35	(48)	(211)
Balance at December 31, 2016	$(3,480)	$(5,045)	$353	$(162)	$(8,334)
Other comprehensive income before reclassifications, net	540	78	3	264	885
Amounts reclassified, pre-tax	(10)	529	(566)	(39)	(86)
Tax (benefit) expense reclassified	—	(214)	215	9	10
Balance at December 31, 2017	$(2,950)	$(4,652)	$5	$72	$(7,525)
Amounts reclassified related to our defined benefit pension and postretirement plans include amortization of prior service costs and actuarial net losses recognized during each period presented. These costs are recorded as components of net periodic pension cost for each period presented (see Note 12 for additional details).
Amounts reclassified that relate to unrealized gains (losses) on available-for-sale securities, pre-tax includes approximately $500 million of previously unrealized gains reclassified to other income as a result of sales of significant investments in available-for-sale securities in 2017, including UTC Climate, Controls & Security's sale of investments in Watsco, Inc.
All noncontrolling interests with redemption features, such as put options, that are not solely within our control (redeemable noncontrolling interests) are reported in the mezzanine section of the Consolidated Balance Sheet, between liabilities and equity, at the greater of redemption value or initial carrying value. The decrease in the value of redeemable noncontrolling interest in our Consolidated Balance Sheet as of December 31, 2017 is primarily attributable to the acquisition by UTC Climate, Controls & Security of the remaining interest in an Italian heating products and services company, initially acquired in 2016.
NOTE 11: INCOME TAXES
Income Before Income Taxes. The sources of income from continuing operations before income taxes are:

(dollars in millions)	2017	2016	2015
United States	$2,990	$2,534	$2,782
Foreign	4,773	4,599	3,685
	$7,763	$7,133	$6,467
On December 22, 2017 Public Law 115-97 “An Act to Provide for Reconciliation Pursuant to Titles II and V of the Concurrent Resolution on the Budget for Fiscal Year 2018” was enacted. This law is commonly referred to as the Tax Cuts and Jobs Act of 2017 (TCJA).

The Company recorded a tax charge of $690 million in connection with the passage of the TCJA. This amount relates to U.S. income tax attributable to previously undistributed earnings of UTC's international subsidiaries and equity investments, net of foreign tax credits, and the revaluation of U.S. deferred income taxes. In accordance with Staff Accounting Bulletin 118 (SAB 118) issued on December 22, 2017, the U.S. income tax attributable to the TCJA’s deemed repatriation provision, the revaluation of U.S. deferred taxes and the tax consequences relating to states with current conformity to the Internal Revenue Code are provisional amounts. Due to the enactment date and tax complexities of the TCJA, the Company has not completed its accounting related to these items.
The Company operates in approximately 80 countries through numerous subsidiaries and joint venture arrangements. To complete the accounting associated with the TCJA, the Company will continue to review the technical interpretations of the underlying law, monitor state legislative changes, and review U.S. federal and state guidance as it is issued. For example, on January 19, 2018, the Department of the Treasury issued Notice 2018-13. We anticipate an additional tax cost of approximately $70 million related to this notice. This amount will be recorded in the first quarter 2018 together with other adjustments as appropriate. Further, the Company will continue to accumulate and refine the relevant data and computational elements needed to finalize its accounting for the effects of the TCJA by December 22, 2018.
Prior to enactment of the TCJA, with few exceptions, U.S. income taxes had not been provided on undistributed earnings of UTC's international subsidiaries as the Company had intended to reinvest such earnings permanently outside the U.S. or to repatriate such earnings only when it was tax effective to do so. As of December 31, 2017 such undistributed earnings were approximately $34 billion. The Company is evaluating the impact of the TCJA on its existing accounting position related to the undistributed earnings. Due to the inherent complexities in determining any incremental U.S. Federal and State taxes and the non-U.S. taxes that may be due if the earnings were remitted to the U.S. and in accordance with SAB 118 this evaluation has not been completed and no provisional amount has been recorded in regard to this amount.
Provision for Income Taxes. The income tax expense (benefit) for the years ended December 31, 2017, 2016 and 2015 consisted of the following components:

(dollars in millions)	2017	2016	2015
Current:
United States:
Federal	$1,577	$30	$328
State	64	(21)	(37)
Foreign	1,140	1,290	1,158
	2,781	1,299	1,449
Future:
United States:
Federal	(27)	318	712
State	84	134	109
Foreign	5	(54)	(159)
	62	398	662
Income tax expense	$2,843	$1,697	$2,111
Attributable to items credited (charged) to equity	$(128)	$(299)	$(114)
Reconciliation of Effective Income Tax Rate. Differences between effective income tax rates and the statutory U.S. federal income tax rate are as follows:

	2017	2016	2015
Statutory U.S. federal income tax rate	35.0%	35.0%	35.0%
Tax on international activities	(6.4)%	(8.1)%	(2.0)%
Tax audit settlements	(0.7)%	(2.9)%	—
U.S. tax reform	8.9%	—	—
Other	(0.2)%	(0.2)%	(0.4)%
Effective income tax rate	36.6%	23.8%	32.6%

The 2017 effective tax rate reflects a net tax charge of $690 million, as described above, attributable to the passage of the TCJA.
The decrease in the Tax audit settlement represents a $55 million favorable adjustment in 2017 related to the expiration of certain statute of limitations offset by the absence of the favorable audit settlements in 2016 described below.
The decrease in the benefit associated with international activities is related to international earnings taxed at lower statutory rates offset by the absence of certain credits included in 2016. On December 7, 2017, the province of Quebec enacted a retroactive tax law change resulting in a cost of $48 million offset by the 2016 French law changes described below.
The 2016 effective tax rate reflects $206 million of favorable adjustments related to the conclusion of the review by the Examination Division of the Internal Revenue Service of the UTC 2011 and 2012 tax years and the Goodrich Corporation 2011 and 2012 tax years through the date of its acquisition, as well as the absence of 2015 items described below. In addition, at the end of 2016, France enacted a tax law change reducing its corporate income tax rate, which resulted in a tax benefit of $25 million.
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
Deferred Tax Assets and Liabilities. Future income taxes represent the tax effects of transactions which are reported in different periods for tax and financial reporting purposes. These amounts consist of the tax effects of temporary differences between the tax and financial reporting balance sheets and tax carryforwards. Future income tax benefits and payables within the same tax paying component of a particular jurisdiction are offset for presentation in the Consolidated Balance Sheet. The amounts related to 2017 have been provisionally adjusted for the impact of the TCJA.
The tax effects of temporary differences and tax carryforwards which gave rise to future income tax benefits and payables at December 31, 2017 and 2016 are as follows:

(dollars in millions)	2017	2016
Future income tax benefits:
Insurance and employee benefits	$928	$2,382
Other asset basis differences	798	1,098
Other liability basis differences	1,158	1,403
Tax loss carryforwards	544	494
Tax credit carryforwards	948	873
Valuation allowances	(582)	(545)
	$3,794	$5,705
Future income taxes payable:
Other asset basis differences	$3,415	$5,376
Other items, net	411	364
	$3,826	$5,740
Valuation allowances have been established primarily for tax credit carryforwards, tax loss carryforwards, and certain foreign temporary differences to reduce the future income tax benefits to expected realizable amounts.
Tax Credit and Loss Carryforwards. At December 31, 2017, tax credit carryforwards, principally state and foreign, and tax loss carryforwards, principally state and foreign, were as follows:

(dollars in millions)	Tax Credit Carryforwards	Tax Loss Carryforwards
Expiration period:
2018-2022	$22	$307
2023-2027	33	218
2028-2037	269	359
Indefinite	624	1,942
Total	$948	$2,826

Unrecognized Tax Benefits. At December 31, 2017, we had gross tax-effected unrecognized tax benefits of $1,189 million, all of which, if recognized, would impact the effective tax rate. A reconciliation of the beginning and ending amounts of unrecognized tax benefits and interest expense related to unrecognized tax benefits for the years ended December 31, 2017, 2016 and 2015 is as follows:

(dollars in millions)	2017	2016	2015
Balance at January 1	$1,086	$1,169	$1,089
Additions for tax positions related to the current year	192	69	206
Additions for tax positions of prior years	73	167	99
Reductions for tax positions of prior years	(91)	(61)	(101)
Settlements	(71)	(258)	(124)
Balance at December 31	$1,189	$1,086	$1,169
Gross interest expense related to unrecognized tax benefits	$34	$41	$39
Total accrued interest balance at December 31	$215	$185	$176
In accordance with SAB 118 described above, the portion of the balance of unrecognized tax benefits at December 31, 2017 related to the TCJA has been determined provisionally based on an analysis of currently available information.
We conduct business globally and, as a result, UTC or one or more of our subsidiaries files income tax returns in the U.S. federal jurisdiction and various state and foreign jurisdictions. In the normal course of business we are subject to examination by taxing authorities throughout the world, including such major jurisdictions as Australia, Belgium, Brazil, Canada, China, France, Germany, Hong Kong, India, Italy, Japan, Mexico, Netherlands, Poland, Singapore, South Korea, Spain, Switzerland, the United Kingdom and the United States. With few exceptions, we are no longer subject to U.S. federal, state and local, or non-U.S. income tax examinations for years before 2006.
During the quarter ended September 30, 2017, the Company recognized a noncash gain of approximately $64 million, including a pre-tax interest adjustment of $9 million, as a result of federal, state and non-U.S. tax year closures related to audit resolutions and the expiration of applicable statutes of limitation, including expiration of the U.S. federal income tax statute of limitations for UTC’s 2013 tax year.
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
It is reasonably possible that a net reduction within the range of $40 million to $435 million of unrecognized tax benefits may occur over the next 12 months as a result of additional worldwide uncertain tax positions, the revaluation of current uncertain tax positions arising from developments in examinations, in appeals, or in the courts, or the closure of tax statutes. The range of potential change does not include provisional amounts related to TCJA as sufficient information is not available to complete our analysis at this time.
As of December 31, 2017, UTC’s tax years 2014 and 2015 were under audit by the Examination Division of the Internal Revenue Service. On January 9, 2018 UTC’s 2016 tax year was added to the 2014 - 2015 audit. The combined audit of tax years 2014, 2015 and 2016 is expected to continue beyond the next twelve months.
See Note 18 "Contingent Liabilities" for discussion regarding uncertain tax positions, included in the above range, related to pending litigation with respect to certain deductions claimed in Germany.

NOTE 12: EMPLOYEE BENEFIT PLANS
We sponsor numerous domestic and foreign employee benefit plans, which are discussed below.
Employee Savings Plans. We sponsor various employee savings plans. Our contributions to employer sponsored defined contribution plans were $351 million, $318 million and $356 million for 2017, 2016 and 2015, respectively.
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
Shares of common stock are allocated to employees' ESOP accounts at fair value on the date earned. Cash dividends on common stock held by the ESOP are used for debt service payments. Participants may choose to have their ESOP dividends reinvested or distributed in cash. Common stock allocated to ESOP participants is included in the average number of common shares outstanding for both basic and diluted earnings per share. At December 31, 2017, 26.0 million common shares had been allocated to employees, leaving 10.5 million unallocated common shares in the ESOP Trust, with an approximate fair value of $1.3 billion.
Pension Plans. We sponsor both funded and unfunded domestic and foreign defined benefit pension plans that cover a large number of our employees. Our largest plans are generally closed to new participants. Our plans use a December 31 measurement date consistent with our fiscal year.

(dollars in millions)	2017	2016
Change in Benefit Obligation:
Beginning balance	$34,923	$35,428
Service cost	374	383
Interest cost	1,120	1,183
Actuarial loss	1,804	1,831
Total benefits paid	(1,782)	(1,660)
Net settlement, curtailment and special termination benefits	(49)	(1,566)
Other	609	(676)
Ending balance	$36,999	$34,923

Change in Plan Assets:
Beginning balance	$30,555	$31,011
Actual return on plan assets	4,258	3,202
Employer contributions	2,188	384
Benefits paid	(1,782)	(1,660)
Settlements	(41)	(1,632)
Other	511	(750)
Ending balance	$35,689	$30,555

Funded Status:
Fair value of plan assets	$35,689	$30,555
Benefit obligations	(36,999)	(34,923)
Funded status of plan	$(1,310)	$(4,368)

Amounts Recognized in the Consolidated Balance Sheet Consist of:
Noncurrent assets	$957	$451
Current liability	(70)	(72)
Noncurrent liability	(2,197)	(4,747)
Net amount recognized	$(1,310)	$(4,368)

Amounts Recognized in Accumulated Other Comprehensive Loss Consist of:
Net actuarial loss	$7,238	$7,941
Prior service cost (credit)	37	(6)
Net amount recognized	$7,275	$7,935

At the end of fiscal 2015, we changed the approach we had used to estimate the service and interest components of net periodic pension cost for our significant pension plans. This change, compared to the previous approach, resulted in a net decrease in the service and interest components of our annual net periodic pension cost of approximately $215 million for 2016. Historically, we estimated the service and interest cost components utilizing a single-weighted average discount rate derived from the yield curve used to measure the benefit obligation at the beginning of the period. We have elected to utilize a full yield curve approach in the estimation of these components by applying the specific spot rates along the yield curve used in determination of the benefit obligation to the relevant projected cash flows. We made this change to provide a more precise measurement of service and interest costs by improving the correlation between projected benefit cash flows to the corresponding spot yield curve rates. This change does not materially affect the measurement of our total benefit obligations.
As part of our long-term strategy to de-risk our defined benefit pension plans, we made discretionary contributions of approximately $1.9 billion to our domestic defined benefit pension plans in the quarter ended September 30, 2017. In 2016, we entered into an agreement to purchase a group annuity contract to transfer approximately $768 million of our outstanding pension benefit obligations related to certain U.S. retirees or beneficiaries, which was finalized on October 12, 2016. We also offered certain former U.S. employees or beneficiaries (generally all former U.S. participants not yet in receipt of their vested pension benefits) an option to take a one-time lump-sum distribution in lieu of future monthly pension payments, which reduced our pension benefit obligations by approximately $935 million. These transactions reduced the assets of our defined benefit pension plans by approximately $1.5 billion. As a result of these 2016 transactions, we recognized a one-time pre-tax pension settlement charge of approximately $423 million in the fourth quarter of 2016.
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
We made $1.9 billion of cash contributions to our domestic defined benefit pension plans and made $212 million of cash contributions to our foreign defined benefit pension plans in 2017. In 2016, we made $100 million of cash contributions to our domestic defined benefit pension plans and made $203 million of cash contributions to our foreign defined benefit pension plans.
Information for pension plans with accumulated benefit obligations in excess of plan assets:

(dollars in millions)	2017	2016
Projected benefit obligation	$22,360	$32,732
Accumulated benefit obligation	22,159	32,095
Fair value of plan assets	20,438	27,943
The accumulated benefit obligation for all defined benefit pension plans was $36.2 billion and $34.2 billion at December 31, 2017 and 2016, respectively.
The components of the net periodic pension (benefit) cost are as follows:

(dollars in millions)	2017	2016	2015
Pension Benefits:
Service cost	$374	$383	$493
Interest cost	1,120	1,183	1,399
Expected return on plan assets	(2,215)	(2,202)	(2,264)
Amortization of prior service credit	(36)	(33)	(11)
Recognized actuarial net loss	575	572	882
Net settlement, curtailment and special termination benefits loss	3	498	150
Net periodic pension (benefit) cost - employer	$(179)	$401	$649
Net settlement and curtailment losses for pension benefits includes curtailment losses of approximately $109 million related to, and recorded in, discontinued operations for the year ended December 31, 2015. In addition, total net periodic pension cost includes approximately $98 million related to, and recorded in, discontinued operations for the year ended December 31, 2015.

Other changes in plan assets and benefit obligations recognized in other comprehensive loss in 2017 are as follows:

(dollars in millions)
Current year actuarial gain	$(239)
Amortization of actuarial loss	(575)
Current year prior service cost	4
Amortization of prior service credit	36
Net settlement and curtailment loss	(11)
Other	125
Total recognized in other comprehensive loss	$(660)
Net recognized in net periodic pension (benefit) cost and other comprehensive loss	$(839)
The amount included in "Other" in the above table primarily reflects the impact of foreign exchange translation, primarily for plans in the U.K. and Canada.
The estimated amount that will be amortized from accumulated other comprehensive loss into net periodic pension (benefit) cost in 2018 is as follows:

(dollars in millions)
Net actuarial loss	$402
Prior service credit	(41)
$361
Major assumptions used in determining the benefit obligation and net cost for pension plans are presented in the following table as weighted-averages:

	Benefit Obligation		Net Cost
	2017	2016	2017	2016	2015
Discount rate
PBO	3.4%	3.8%	3.8%	4.1%	3.8%
Interest cost[1]	—	—	3.3%	3.4%	—
Service cost[1]	—	—	3.6%	3.8%	—
Salary scale	4.2%	4.1%	4.1%	4.2%	4.2%
Expected return on plan assets	—	—	7.3%	7.3%	7.6%

Note 1
The 2017 and 2016 discount rates used to measure the service cost and interest cost applies to our significant plans. The PBO discount rate is used for the service cost and interest cost measurements for non-significant plans.

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
The plans' investment management objectives include providing the liquidity and asset levels needed to meet current and future benefit payments, while maintaining a prudent degree of portfolio diversification considering interest rate risk and market volatility. Globally, investment strategies target a mix of 50% to 55% of growth seeking assets and 45% to 50% of income generating and hedging assets using a wide diversification of asset types, fund strategies and investment managers. The growth seeking allocation consists of global public equities in developed and emerging countries, private equity, real estate and multi-asset class strategies. Growth assets include an enhanced alpha strategy that invests in publicly traded equity and fixed income securities, derivatives and foreign currency. Investments in private equity are primarily via limited partnership interests in buy-out strategies with smaller allocations to distressed debt funds. The real estate strategy is principally concentrated in directly held U.S. core investments with some smaller investments in international, value-added and opportunistic strategies. Within the income generating assets, the fixed income portfolio consists of mainly government and broadly diversified high quality corporate bonds.
The plans have continued their pension risk management techniques designed to reduce the plans' interest rate risk. More specifically, the plans have incorporated liability hedging programs that include the adoption of a risk reduction objective as part of the long-term investment strategy. Under this objective the interest rate hedge is dynamically increased as funded status improves. The hedging programs incorporate a range of assets and investment tools, each with ranging interest rate sensitivity. As result of the improved funded status of the plans due to favorable asset returns and funding of the plans, the interest rate hedge increased significantly during 2017. The investment portfolios are currently hedging approximately 55% to 60% of the interest rate sensitivity of the pension plan liabilities.
As a result of the shift in the target asset mix to higher income generating and hedging assets and lower growth seeking assets, we will reduce the expected return on plan assets assumption for 2018 including the assumption of a 7% return on plan assets for our qualified domestic pension plans.

The fair values of pension plan assets at December 31, 2017 and 2016 by asset category are as follows:

(dollars in millions)	Quoted Prices in Active Markets For Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Not Subject to Leveling	Total
Asset Category:
Public Equities
Global Equities	$3,129	$3	$—	$—	$3,132
Global Equity Commingled Funds[1]	—	1,084	—	—	1,084
Enhanced Global Equities [2]	213	819	—	—	1,032
Global Equity Funds at net asset value[8]	—	—	—	7,599	7,599
Private Equities [3,8]	—	—	46	1,170	1,216
Fixed Income Securities
Governments	1,445	69	—	—	1,514
Corporate Bonds	—	10,929	—	—	10,929
Fixed Income Securities[8]	—	—	—	3,519	3,519
Real Estate [4,8]	—	15	1,446	396	1,857
Other [5,8]	—	287	—	2,509	2,796
Cash & Cash Equivalents [6,8]	—	79	—	498	577
Subtotal	$4,787	$13,285	$1,492	$15,691	35,255
Other Assets & Liabilities[7]					434
Total at December 31, 2017					$35,689
Public Equities
Global Equities	$4,682	$3	$—	$—	$4,685
Global Equity Commingled Funds[1]	—	367	—	—	367
Enhanced Global Equities [2]	168	1,494	—	—	1,662
Global Equity Funds at net asset value [8]	—	—	—	7,090	7,090
Private Equities [3,8]	—	—	122	1,239	1,361
Fixed Income Securities
Governments	260	54	—	—	314
Corporate Bonds	—	7,637	—	—	7,637
Fixed Income Securities[8]	—	—	—	2,788	2,788
Real Estate [4,8]	—	17	1,285	513	1,815
Other [5,8]	—	289	—	1,819	2,108
Cash & Cash Equivalents [6,8]	100	75	—	121	296
Subtotal	$5,210	$9,936	$1,407	$13,570	30,123
Other Assets & Liabilities[7]					432
Total at December 31, 2016					$30,555

Note 1	Represents commingled funds that invest primarily in common stocks.

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
Our common stock represents approximately 1% of total plan assets at both December 31, 2017 and 2016. We review our assets at least quarterly to ensure we are within the targeted asset allocation ranges and, if necessary, asset balances are adjusted back within target allocations. We employ a broadly diversified investment manager structure that includes diversification by active and passive management, style, capitalization, country, sector, industry and number of investment managers.
The fair value measurement of plan assets using significant unobservable inputs (Level 3) changed due to the following:

(dollars in millions)	Private Equities	Real Estate	Total
Balance, December 31, 2015	$182	$1,165	$1,347
Realized gains	46	19	65
Unrealized gains relating to instruments still held in the reporting period	5	18	23
Purchases, sales, and settlements, net	(111)	83	(28)
Balance, December 31, 2016	122	1,285	1,407
Realized gains	61	31	92
Unrealized (losses) gains relating to instruments still held in the reporting period	(47)	17	(30)
Purchases, sales, and settlements, net	(90)	113	23
Balance, December 31, 2017	$46	$1,446	$1,492
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
As a result of the $1.9 billion contribution, we are not required to make additional contributions to our domestic defined benefit pension plans through the end of 2028. We expect to make total contributions of approximately $100 million to our global defined benefit pension plans in 2018. Contributions do not reflect benefits to be paid directly from corporate assets.
Benefit payments, including amounts to be paid from corporate assets, and reflecting expected future service, as appropriate, are expected to be paid as follows: $2,044 million in 2018, $1,903 million in 2019, $1,952 million in 2020, $2,004 million in 2021, $2,054 million in 2022, and $10,710 million from 2023 through 2027.
Postretirement Benefit Plans. We sponsor a number of postretirement benefit plans that provide health and life benefits to eligible retirees. Such benefits are provided primarily from domestic plans, which comprise approximately 85% of the benefit obligation. The postretirement plans are unfunded.

(dollars in millions)	2017	2016
Change in Benefit Obligation:
Beginning balance	$805	$890
Service cost	2	3
Interest cost	29	34
Actuarial gain	(4)	(48)
Total benefits paid	(87)	(97)
Other	22	23
Ending balance	$767	$805

Change in Plan Assets:
Beginning balance	$—	$—
Employer contributions	71	80
Benefits paid	(87)	(97)
Other	16	17
Ending balance	$—	$—

Funded Status:
Fair value of plan assets	$—	$—
Benefit obligations	(767)	(805)
Funded status of plan	$(767)	$(805)

Amounts Recognized in the Consolidated Balance Sheet Consist of:
Current liability	$(72)	$(78)
Noncurrent liability	(695)	(727)
Net amount recognized	$(767)	$(805)

Amounts Recognized in Accumulated Other Comprehensive Loss Consist of:
Net actuarial gain	$(143)	$(152)
Prior service credit	(10)	(5)
Net amount recognized	$(153)	$(157)
The components of net periodic benefit cost are as follows:

(dollars in millions)	2017	2016	2015
Other Postretirement Benefits:
Service cost	$2	$3	$3
Interest cost	29	34	34
Amortization of prior service credit	(1)	—	—
Recognized actuarial net gain	(9)	(4)	(4)
Net settlement and curtailment gain	—	—	(1)
Net periodic other postretirement benefit cost	$21	$33	$32

Other changes in plan assets and benefit obligations recognized in other comprehensive loss in 2017 are as follows:

(dollars in millions)
Current year actuarial gain	$(2)
Current year prior service credit	(6)
Amortization of prior service credit	1
Amortization of actuarial net gain	9
Other	2
Total recognized in other comprehensive loss	$4
Net recognized in net periodic other postretirement benefit cost and other comprehensive loss	$25
The estimated amounts that will be amortized from accumulated other comprehensive loss into net periodic benefit cost in 2018 include actuarial net gains of $10 million and prior service credits of $3 million.
Major assumptions used in determining the benefit obligation and net cost for postretirement plans are presented in the following table as weighted-averages:

	Benefit Obligation		Net Cost
	2017	2016	2017	2016	2015
Discount rate	3.4%	3.8%	3.8%	4.0%	3.8%
Assumed health care cost trend rates are as follows:

	2017	2016
Health care cost trend rate assumed for next year	7.0%	6.5%
Rate that the cost trend rate gradually declines to	5.0%	5.0%
Year that the rate reaches the rate it is assumed to remain at	2026	2022
Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

	2017 One-Percentage-Point
(dollars in millions)	Increase	Decrease
Effect on total service and interest cost	$2	$(2)
Effect on postretirement benefit obligation	40	(35)
Benefit payments, including net amounts to be paid from corporate assets and reflecting expected future service, as appropriate, are expected to be paid as follows: $72 million in 2018, $67 million in 2019, $64 million in 2020, $59 million in 2021, $54 million in 2022, and $225 million from 2023 through 2027.
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
Our participation in these plans for the annual periods ended December 31 is outlined in the table below. Unless otherwise noted, the most recent Pension Protection Act (PPA) zone status available in 2017 and 2016 is for the plan's year-end at June 30, 2016, and June 30, 2015, respectively. The zone status is based on information that we received from the plan and is certified by the plan's actuary. Our significant plan is in the green zone which represents a plan that is at least 80% funded and does not require a financial improvement plan (FIP) or a rehabilitation plan (RP). An extended amortization provision of ten years is utilized to recognize investment gains or losses for our significant plan.

(dollars in millions)		Pension Protection Act Zone Status		FIP/ RP Status	Contributions
Pension Fund	EIN/Pension Plan Number	2017	2016	Pending/ Implemented	2017	2016	2015	Surcharge Imposed	Expiration Date of Collective-Bargaining Agreement
National Elevator Industry Pension Plan	23-2694291	Green	Green	No	$114	$100	$88	No	July 8, 2022
Other funds					31	31	32
					$145	$131	$120
For the plan years ended June 30, 2016 and 2015, respectively, we were listed in the National Elevator Industry Pension Plan's Forms 5500 as providing more than 5% of the total contributions for the plan. At the date these financial statements were issued, Forms 5500 were not available for the plan year ending June 30, 2017.
In addition, we participate in several multiemployer arrangements that provide postretirement benefits other than pensions, with the National Elevator Industry Health Benefit Plan being the most significant. These arrangements generally provide medical and life benefits for eligible active employees and retirees and their dependents. Contributions to multiemployer plans that provide postretirement benefits other than pensions were $19 million, $17 million and $15 million for 2017, 2016 and 2015, respectively.
Stock-based Compensation. UTC's long-term incentive plan authorizes various types of market and performance based incentive awards that may be granted to officers and employees. Our Long-Term Incentive Plan (LTIP) was last amended on February 5, 2016. Since the LTIP's inception in 2005, a total of 149 million shares have been authorized for issuance pursuant to awards under the LTIP. All equity-based compensation awards are made exclusively through the LTIP. As of December 31, 2017, approximately 29 million shares remain available for awards under the LTIP. The LTIP does not contain an aggregate annual award limit. We expect that the shares awarded on an annual basis will range from 1.0% to 1.5% of shares outstanding. The LTIP will expire after all authorized shares have been awarded or April 30, 2020, whichever is sooner.
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
We measure the cost of all share-based payments, including stock options, at fair value on the grant date and recognize this cost in the Consolidated Statement of Operations as follows:

(dollars in millions)	2017	2016	2015
Continuing operations	$192	$152	$158
Discontinued operations	—	1	17
Total compensation cost recognized	$192	$153	$175
The associated future income tax benefit recognized was $38 million, $49 million and $57 million for the years ended December 31, 2017, 2016 and 2015, respectively. The amounts related to 2017 have been provisionally adjusted for the impact of the TCJA. Please refer to Note 11 for additional detail.
For the years ended December 31, 2017, 2016 and 2015, the amount of cash received from the exercise of stock options was $29 million, $17 million and $41 million, respectively, with an associated tax benefit realized of $100 million, $69 million and $89 million, respectively. In addition, for the years ended December 31, 2017, 2016 and 2015, the associated tax benefit realized from the vesting of performance share units and other restricted awards was $12 million, $17 million and $48 million, respectively. In 2016, we adopted the provisions of ASU 2016-09, "Compensation - Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting." As part of that adoption, we elected to apply the prospective transition method and therefore, did not revise prior years' disclosures. As such, for the year ended December 31, 2015, based on existing guidance prior to the issuance of ASU 2016-09, $64 million of certain tax benefits have been reported as operating cash outflows with corresponding cash inflows from financing activities.

At December 31, 2017, there was $175 million of total unrecognized compensation cost related to non-vested equity awards granted under long-term incentive plans. This cost is expected to be recognized ratably over a weighted-average period of 3.3 years.
A summary of the transactions under all long-term incentive plans for the year ended December 31, 2017 follows:

	Stock Options		Stock Appreciation Rights		Performance Share Units		Other Incentive Shares/Units
(shares and units in thousands)	Shares	Average Price*	Shares	Average Price*	Units	Average Price**
Outstanding at:
December 31, 2016	2,023	$89.72	36,413	$87.18	1,967	$107.05	2,033
Granted	231	110.81	3,464	110.91	614	110.83	1,006
Exercised / earned	(369)	77.17	(6,770)	72.86	(2)	107.78	(441)
Cancelled	(103)	102.00	(720)	95.23	(699)	112.16	(123)
Other	(37)	$94.30	335	$92.54	(4)	$106.38	(293)
December 31, 2017	1,745	$94.35	32,722	$92.54	1,876	$106.38	2,182

*	weighted-average exercise price

**	weighted-average grant stock price
 The weighted-average grant date fair value of stock options and stock appreciation rights granted during 2017, 2016 and 2015 was $17.22, $14.02 and $18.69, respectively. The weighted-average grant date fair value of performance share units, which vest upon achieving certain performance metrics, granted during 2017, 2016 and 2015 was $111.00, $91.63 and $120.36, respectively. The total fair value of awards vested during the years ended December 31, 2017, 2016 and 2015 was $138 million, $165 million and $247 million, respectively. The total intrinsic value (which is the amount by which the stock price exceeded the exercise price on the date of exercise) of stock options and stock appreciation rights exercised during the years ended December 31, 2017, 2016 and 2015 was $320 million, $214 million and $281 million, respectively. The total intrinsic value (which is the stock price at vesting) of performance share units and other restricted awards vested was $49 million, $61 million and $151 million during the years ended December 31, 2017, 2016 and 2015, respectively.
The following table summarizes information about equity awards outstanding that are vested and expected to vest and equity awards outstanding that are exercisable at December 31, 2017:

	Equity Awards Vested and Expected to Vest				Equity Awards That Are Exercisable
(shares in thousands; aggregate intrinsic value in millions)	Awards	Average Price*	Aggregate Intrinsic Value	Remaining Term**	Awards	Average Price*	Aggregate Intrinsic Value	Remaining Term**
Stock Options/Stock Appreciation Rights	34,183	$91.85	$1,221	5.5 years	21,990	$84.34	$951	4.2 years
Performance Share Units/Restricted Stock	3,462	—	442	2.1 years

*	weighted-average exercise price per share

**	weighted-average contractual remaining term in years
The fair value of each option award is estimated on the date of grant using a binomial lattice model. The following table indicates the assumptions used in estimating fair value for the years ended December 31, 2017, 2016 and 2015. Lattice-based option models incorporate ranges of assumptions for inputs; those ranges are as follows:

	2017	2016	2015
Expected volatility	19%	20%	20% - 23%
Weighted-average volatility	19%	20%	21%
Expected term (in years)	6.5	6.5	6.0 - 6.8
Expected dividend yield	2.4%	2.7%	2.2%
Risk-free rate	0.5% - 2.5%	0.2% - 2.6%	0.0% - 2.2%
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
NOTE 13: RESTRUCTURING COSTS
During 2017, we recorded net pre-tax restructuring costs totaling $253 million for new and ongoing restructuring actions. We recorded charges in the segments as follows:

(dollars in millions)
Otis	$50
UTC Climate, Controls & Security	111
Pratt & Whitney	5
UTC Aerospace Systems	80
Eliminations and other	7
Total	$253
Restructuring charges incurred in 2017 primarily relate to actions initiated during 2017 and 2016, and were recorded as follows:

(dollars in millions)
Cost of sales	$119
Selling, general & administrative	134
Total	$253
2017 Actions. During 2017, we recorded net pre-tax restructuring costs totaling $176 million for restructuring actions initiated in 2017, consisting of $70 million in cost of sales and $106 million in selling, general and administrative expenses. The 2017 actions relate to ongoing cost reduction efforts, including workforce reductions and consolidation of field operations.
We are targeting to complete in 2018 and 2019 the majority of the remaining workforce and all facility related cost reduction actions initiated in 2017. No specific plans for significant other actions have been finalized at this time. The following table summarizes the accrual balances and utilization by cost type for the 2017 restructuring actions:

(dollars in millions)	Severance	Facility Exit, Lease Termination & Other Costs	Total
Net pre-tax restructuring costs	$160	$16	$176
Utilization and foreign exchange	(76)	(15)	(91)
Balance at December 31, 2017	$84	$1	$85
The following table summarizes expected, incurred and remaining costs for the 2017 restructuring actions by segment:

(dollars in millions)	Expected Costs	Cost Incurred During 2017	Remaining Costs at December 31, 2017
Otis	$79	$(43)	$36
UTC Climate, Controls & Security	87	(76)	11
Pratt & Whitney	7	(7)	—
UTC Aerospace Systems	118	(43)	75
Eliminations and other	7	(7)	—
Total	$298	$(176)	$122
2016 Actions. During 2017, we recorded net pre-tax restructuring costs totaling $57 million for restructuring actions initiated in 2016, consisting of $22 million in cost of sales and $35 million in selling, general and administrative expenses. The 2016 actions relate to ongoing cost reduction efforts, including workforce reductions and the consolidation of field operations. The following table summarizes the accrual balances and utilization by cost type for the 2016 restructuring actions:

(dollars in millions)	Severance	Facility Exit, Lease Termination and Other Costs	Total
Restructuring accruals at January 1, 2017	$63	$46	$109
Net pre-tax restructuring costs	34	23	57
Utilization and foreign exchange	(65)	(17)	(82)
Balance at December 31, 2017	$32	$52	$84
The following table summarizes expected, incurred and remaining costs for the 2016 programs by segment:

(dollars in millions)	Expected Costs	Costs Incurred During 2016	Costs Incurred During 2017	Remaining Costs at December 31, 2017
Otis	$57	$(48)	$(5)	$4
UTC Climate, Controls & Security	79	(45)	(21)	13
Pratt & Whitney	118	(118)	—	—
UTC Aerospace Systems	79	(31)	(31)	17
Total	$333	$(242)	$(57)	$34
2015 and Prior Actions. During 2017, we recorded net pre-tax restructuring costs totaling $20 million for restructuring actions initiated in 2015 and prior. As of December 31, 2017, we have approximately $43 million of accrual balances remaining related to 2015 and prior actions.
NOTE 14: FINANCIAL INSTRUMENTS
We enter into derivative instruments for risk management purposes only, including derivatives designated as hedging instruments under the Derivatives and Hedging Topic of the FASB ASC and those utilized as economic hedges. We operate internationally and, in the ordinary course of business, we are exposed to fluctuations in interest rates, foreign exchange rates and commodity prices. These fluctuations can increase the costs of financing, investing and operating the business. We have used derivative instruments, including swaps, forward contracts and options to manage certain foreign currency, interest rate and commodity price exposures.
The four quarter rolling average of the notional amount of foreign exchange contracts hedging foreign currency transactions was $19.1 billion and $18.3 billion at December 31, 2017 and 2016, respectively. Additional information pertaining to foreign exchange and hedging activities is included in Note 1.
The following table summarizes the fair value of derivative instruments as of December 31, 2017 and 2016, which consist solely of foreign exchange contracts:

	Asset Derivatives		Liability Derivatives
(dollars in millions)	2017	2016	2017	2016
Derivatives designated as hedging instruments	$178	$15	$18	$196
Derivatives not designated as hedging instruments	75	155	60	158
As discussed in Note 9, at December 31, 2017 we have issued approximately €3.7 billion of euro-denominated long-term debt, which qualifies as a net investment hedge against our investments in European businesses. As of December 31, 2017, the net investment hedge is deemed to be effective.
The impact from foreign exchange derivative instruments that qualified as cash flow hedges was as follows:

	Year Ended December 31,
(dollars in millions)	2017	2016
Gain recorded in Accumulated other comprehensive loss	$347	$75
(Gain) loss reclassified from Accumulated other comprehensive loss into Product sales (effective portion)	$(39)	$171

Assuming current market conditions continue, a $66 million pre-tax loss is expected to be reclassified from Accumulated other comprehensive loss into Product sales to reflect the fixed prices obtained from foreign exchange hedging within the next 12 months. At December 31, 2017, all derivative contracts accounted for as cash flow hedges mature by December 2021.
The effect on the Consolidated Statement of Operations of foreign exchange contracts not designated as hedging instruments was as follows:

	Year Ended December 31,
(dollars in millions)	2017	2016
Gain recognized in Other income, net	$77	$56
During the year ended December 31, 2017, we had net cash payments of approximately $317 million for the settlement of derivative contracts. During the years ended December 31, 2016 and 2015, we had net cash receipts of approximately $249 million and $160 million, respectively, from the settlement of derivative contracts.
NOTE 15: FAIR VALUE MEASUREMENTS
In accordance with the provisions of ASC 820, the following tables provide the valuation hierarchy classification of assets and liabilities that are carried at fair value and measured on a recurring and nonrecurring basis in our Consolidated Balance Sheet as of December 31, 2017 and 2016:

2017 (dollars in millions)	Total	Level 1	Level 2	Level 3
Recurring fair value measurements:
Available-for-sale securities	$64	$64	$—	$—
Derivative assets	253	—	253	—
Derivative liabilities	(78)	—	(78)	—

2016 (dollars in millions)	Total	Level 1	Level 2	Level 3
Recurring fair value measurements:
Available-for-sale securities	$987	$987	$—	$—
Derivative assets	170	—	170	—
Derivative liabilities	(354)	—	(354)	—
The reduction in value of available-for-sale securities as of December 31, 2017, as compared to December 31, 2016, is primarily the result of sales of these securities in 2017, including UTC Climate, Controls & Security's sale of investments in Watsco, Inc. during 2017.
Valuation Techniques. Our available-for-sale securities include equity investments that are traded in active markets, either domestically or internationally, and are measured at fair value using closing stock prices from active markets. Our derivative assets and liabilities include foreign exchange contracts and commodity derivatives that are measured at fair value using internal models based on observable market inputs such as forward rates, interest rates, our own credit risk and our counterparties' credit risks. As of December 31, 2017, there were no significant transfers in or out of Level 1 and Level 2.
As of December 31, 2017, there has not been any significant impact to the fair value of our derivative liabilities due to our own credit risk. Similarly, there has not been any significant adverse impact to our derivative assets based on our evaluation of our counterparties' credit risks.

The following table provides carrying amounts and fair values of financial instruments that are not carried at fair value at December 31, 2017 and 2016:

	December 31, 2017		December 31, 2016
(dollars in millions)	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Long-term receivables	$127	$121	$127	$121
Customer financing notes receivable	609	596	437	420
Short-term borrowings	(392)	(392)	(600)	(600)
Long-term debt (excluding capitalized leases)	(27,067)	(29,180)	(23,280)	(25,110)
Long-term liabilities	(362)	(330)	(457)	(427)
The following table provides the valuation hierarchy classification of assets and liabilities that are not carried at fair value in our Consolidated Balance Sheet as of December 31, 2017:

(dollars in millions)	Total	Level 1	Level 2	Level 3
Long-term receivables	$121	$—	$121	$—
Customer financing notes receivable	596	—	596	—
Short-term borrowings	(392)	—	(300)	(92)
Long-term debt (excluding capitalized leases)	(29,180)	—	(28,970)	(210)
Long-term liabilities	(330)	—	(330)	—
NOTE 16: VARIABLE INTEREST ENTITIES
Pratt & Whitney holds a 61% interest in the IAE International Aero Engines AG (IAE) collaboration with MTU Aero Engines AG (MTU) and Japanese Aero Engines Corporation (JAEC) and a 49.5% ownership interest in IAE. IAE's business purpose is to coordinate the design, development, manufacturing and product support of the V2500 program through involvement with the collaborators. Additionally, Pratt & Whitney, JAEC and MTU are participants in International Aero Engines, LLC (IAE LLC), whose business purpose is to coordinate the design, development, manufacturing and product support for the PW1100G-JM engine for the Airbus A320neo aircraft and the PW1400G-JM engine for the Irkut MC21 aircraft. Pratt & Whitney holds a 59% net interest and a 59% ownership interest in IAE LLC. IAE and IAE LLC retain limited equity with the primary economics of the programs passed to the participants. As such, we have determined that IAE and IAE LLC are variable interest entities with Pratt & Whitney the primary beneficiary. IAE and IAE LLC have, therefore, been consolidated. The carrying amounts and classification of assets and liabilities for variable interest entities in our Consolidated Balance Sheet as of December 31, 2017 and 2016 are as follows:

(dollars in millions)	2017	2016
Current assets	$3,976	$2,722
Noncurrent assets	1,534	1,334
Total assets	$5,510	$4,056
Current liabilities	$3,601	$2,422
Noncurrent liabilities	2,086	1,636
Total liabilities	$5,687	$4,058

NOTE 17: GUARANTEES
We extend a variety of financial, market value and product performance guarantees to third parties. As of December 31, 2017 and 2016, the following financial guarantees were outstanding:

	December 31, 2017		December 31, 2016
(dollars in millions)	Maximum Potential Payment	Carrying Amount of Liability	Maximum Potential Payment	Carrying Amount of Liability
Commercial aerospace financing arrangements (see Note 5)	$336	$8	$348	$14
Credit facilities and debt obligations (expire 2018 to 2028)	256	15	270	15
Performance guarantees	56	2	55	4
We also have obligations arising from sales of certain businesses and assets, including those from representations and warranties and related indemnities for environmental, health and safety, tax and employment matters. The maximum potential payment related to these obligations is not a specified amount as a number of the obligations do not contain financial caps. The carrying amount of liabilities related to these obligations was $179 million and $171 million at December 31, 2017 and December 31, 2016, respectively. For additional information regarding the environmental indemnifications, see Note 18.
We accrue for costs associated with guarantees when it is probable that a liability has been incurred and the amount can be reasonably estimated. The most likely cost to be incurred is accrued based on an evaluation of currently available facts, and where no amount within a range of estimates is more likely, the minimum is accrued. In accordance with the Guarantees Topic of the FASB ASC, we record these liabilities at fair value.
We provide service and warranty policies on our products and extend performance and operating cost guarantees beyond our normal service and warranty policies on some of our products, particularly commercial aircraft engines. In addition, we incur discretionary costs to service our products in connection with specific product performance issues. Liabilities for performance and operating cost guarantees are based upon future product performance and durability, and are largely estimated based upon historical experience. Adjustments are made to accruals as claim data and historical experience warrant. The changes in the carrying amount of service and product warranties and product performance guarantees for the years ended December 31, 2017 and 2016 are as follows:

(dollars in millions)	2017	2016
Balance as of January 1	$1,199	$1,212
Warranties and performance guarantees issued	323	246
Settlements made	(207)	(240)
Other	9	(19)
Balance as of December 31	$1,324	$1,199
NOTE 18: CONTINGENT LIABILITIES
Except as otherwise noted, while we are unable to predict the final outcome, based on information currently available, we do not believe that resolution of any of the following matters will have a material adverse effect upon our competitive position, results of operations, cash flows or financial condition.
Leases. We occupy space and use certain equipment under lease arrangements. Rental commitments of approximately $2.3 billion at December 31, 2017 under long-term non-cancelable operating leases are payable as follows: $498 million in 2018, $430 million in 2019, $325 million in 2020, $221 million in 2021, $143 million in 2022 and $635 million thereafter. Rent expense was $411 million in 2017 and $386 million in 2016 and 2015.
Additional information pertaining to commercial aerospace rental commitments is included in Note 5 to the Consolidated Financial Statements.
Environmental. Our operations are subject to environmental regulation by federal, state and local authorities in the United States and regulatory authorities with jurisdiction over our foreign operations. As described in Note 1 to the Consolidated Financial Statements, we have accrued for the costs of environmental remediation activities, including but not limited to investigatory, remediation, operating and maintenance costs and performance guarantees, and periodically reassess these amounts. We believe that the likelihood of incurring losses materially in excess of amounts accrued is remote. As of December 31, 2017 and 2016, we had $830 million and $829 million reserved for environmental remediation, respectively. Additional information pertaining to environmental matters is included in Note 1 to the Consolidated Financial Statements.

Government. In the ordinary course of business, the Company and its subsidiaries and our properties are subject to regulatory and governmental examinations, information gathering requests, inquiries, investigations and threatened legal actions and proceedings. For example, we are now, and believe that, in light of the current U.S. Government contracting environment, we will continue to be the subject of one or more U.S. Government investigations. Such U.S. Government investigations often take years to complete and could result in administrative, civil or criminal liabilities, including repayments, fines, treble and other damages, forfeitures, restitution or penalties, or could lead to suspension or debarment of U.S. Government contracting privileges. For instance, if we or one of our business units were charged with wrongdoing as a result of any of these investigations or other government investigations (including violations of certain environmental or export laws) the U.S. Government could suspend us from bidding on or receiving awards of new U.S. Government contracts pending the completion of legal proceedings. If convicted or found liable, the U.S. Government could fine and debar us from new U.S. Government contracting for a period generally not to exceed three years. The U.S. Government also reserves the right to debar a contractor from receiving new government contracts for fraudulent, criminal or other seriously improper conduct. The U.S. Government could void any contracts found to be tainted by fraud.
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
Legal Proceedings.
Cost Accounting Standards Claim
As previously disclosed, in December 2013, a Divisional Administrative Contracting Officer of the United States Defense Contract Management Agency asserted a claim against Pratt & Whitney to recover overpayments of approximately $177 million plus interest (approximately $72.4 million through December 31, 2017). The claim is based on Pratt & Whitney's alleged noncompliance with cost accounting standards from January 1, 2005 to December 31, 2012, due to its method of determining the cost of collaborator parts used in the calculation of material overhead costs for government contracts. On March 18, 2014, Pratt & Whitney filed an appeal to the Armed Services Board of Contract Appeals. Pratt & Whitney’s appeal is still pending and we continue to believe the government’s claim is without merit.
German Tax Litigation
As previously disclosed, UTC has been involved in administrative review proceedings with the German Tax Office, which concern approximately €215 million (approximately $256 million) of tax benefits that we have claimed related to a 1998 reorganization of the corporate structure of Otis operations in Germany. Upon audit, these tax benefits were disallowed by the German Tax Office. UTC estimates interest associated with the aforementioned tax benefits is an additional approximately €118 million (approximately $140 million). On August 3, 2012, we filed suit in the local German Tax Court (Berlin-Brandenburg). In March 2016, the local German Tax Court dismissed our suit, and we have appealed this decision to the German Federal Tax Court (FTC). In 2015, UTC made tax and interest payments to German tax authorities of €275 million (approximately $300 million) in order to avoid additional interest accruals pending final resolution of this matter. In the meantime, we continue vigorously to litigate this matter.
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
Our estimated total liability to resolve all pending and unasserted potential future asbestos claims through 2059 is approximately $344 million and is principally recorded in Other long-term liabilities on our Consolidated Balance Sheet as of December 31, 2017. This amount is on a pre-tax basis, not discounted, and excludes the Company’s legal fees to defend the asbestos claims (which will continue to be expensed by the Company as they are incurred). In addition, the Company has an insurance recovery receivable for probable asbestos related recoveries of approximately $120 million, which is included primarily in Other assets on our Consolidated Balance Sheet as of December 31, 2017.

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
We also have other commitments and contingent liabilities related to legal proceedings, self-insurance programs and matters arising out of the normal course of business. We accrue contingencies based upon a range of possible outcomes. If no amount within this range is a better estimate than any other, then we accrue the minimum amount. Of note, the design, development, production and support of new aerospace technologies is inherently complex and subject to risk.  Since the PurePower PW1000G Geared TurboFan engine entered into service in 2016, technical issues have been identified and experienced with the engine, which is usual for new engines and new aerospace technologies. Pratt & Whitney has addressed these issues through various improvements and modifications. These issues have resulted in financial impacts, including increased warranty provisions, customer contract settlements, and reductions in contract performance estimates. Additional technical issues have been identified, for which a reasonable estimate of the impact cannot currently be made, and such issues may also arise in the normal course, which may result in financial impacts that could be material to the Company’s financial position, results of operations and cash flows.
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
As discussed in Note 3, on November 6, 2015, we completed the sale of Sikorsky to Lockheed Martin Corp. The tables below exclude amounts attributable to Sikorsky, which have been reclassified to Discontinued Operations in the accompanying Consolidated Statement of Operations.
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
We have reported our financial and operational results for the periods presented herein under the four principal segments noted above, consistent with how we have reviewed our business operations for decision-making purposes, resource allocation and performance assessment during 2017.
Segment Information. Total sales by segment include intersegment sales, which are generally made at prices approximating those that the selling entity is able to obtain on external sales. Segment information for the years ended December 31 is as follows:

	Net Sales			Operating Profits
(dollars in millions)	2017	2016	2015	2017	2016	2015
Otis	$12,341	$11,893	$11,980	$2,021	$2,147	$2,338
UTC Climate, Controls & Security	17,812	16,851	16,707	3,300	2,956	2,936
Pratt & Whitney	16,160	14,894	14,082	1,460	1,545	861
UTC Aerospace Systems	14,691	14,465	14,094	2,370	2,298	1,888
Total segment	61,004	58,103	56,863	9,151	8,946	8,023
Eliminations and other	(1,167)	(859)	(765)	(38)	(368)	(268)
General corporate expenses	—	—	—	(441)	(406)	(464)
Consolidated	$59,837	$57,244	$56,098	$8,672	$8,172	$7,291

	Total Assets			Capital Expenditures			Depreciation & Amortization
(dollars in millions)	2017	2016	2015	2017	2016	2015	2017	2016	2015
Otis	$9,421	$8,867	$8,846	$133	$94	$83	$177	$171	$176
UTC Climate, Controls & Security	22,657	21,787	21,287	326	340	261	372	354	337
Pratt & Whitney	26,768	22,971	20,336	923	725	692	672	550	476
UTC Aerospace Systems	34,567	34,093	34,736	527	452	537	823	807	796
Total segment	93,413	87,718	85,205	1,909	1,611	1,573	2,044	1,882	1,785
Eliminations and other	3,507	1,988	2,279	105	88	79	96	80	78
Consolidated	$96,920	$89,706	$87,484	$2,014	$1,699	$1,652	$2,140	$1,962	$1,863
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

	External Net Sales			Operating Profits			Long-Lived Assets
(dollars in millions)	2017	2016	2015	2017	2016	2015	2017	2016	2015
United States Operations	$33,912	$32,335	$30,989	$4,528	$4,566	$4,391	$5,323	$4,822	$4,517
International Operations
Europe	11,879	11,151	10,945	2,058	1,933	1,882	1,817	1,538	1,525
Asia Pacific	8,770	8,260	8,425	1,488	1,484	1,641	1,113	999	994
Other	5,262	5,479	5,584	1,077	963	109	1,389	1,325	1,273
Eliminations and other	14	19	155	(479)	(774)	(732)	544	474	423
Consolidated	$59,837	$57,244	$56,098	$8,672	$8,172	$7,291	$10,186	$9,158	$8,732

Sales from U.S. operations include export sales as follows:

(dollars in millions)	2017	2016	2015
Europe	$5,273	$5,065	$4,366
Asia Pacific	3,634	3,449	2,902
Other	2,217	2,313	2,473
	$11,124	$10,827	$9,741
Major Customers. Net Sales include sales under prime contracts and subcontracts to the U.S. Government, primarily related to Pratt & Whitney and UTC Aerospace Systems products, as follows:

(dollars in millions)	2017	2016	2015
Pratt & Whitney	$3,347	$3,187	$2,945
UTC Aerospace Systems	2,299	2,301	2,409
Other	152	138	276
	$5,798	$5,626	$5,630
Net sales by Sikorsky under prime contracts and subcontracts to the U.S. Government of approximately $3.1 billion have been reclassified to Discontinued Operations in our Consolidated Statement of Operations for the year ended December 31, 2015.
Net sales to Airbus, primarily related to Pratt & Whitney and UTC Aerospace Systems products, were approximately $8,908 million, $7,688 million and $7,624 million for the years ended December 31, 2017, 2016 and 2015, respectively.

SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

	2017 Quarters				2016 Quarters
(dollars in millions, except per share amounts)	First	Second	Third	Fourth	First	Second	Third	Fourth
Net Sales	$13,815	$15,280	$15,062	$15,680	$13,357	$14,874	$14,354	$14,659
Gross margin	3,738	4,180	4,019	3,947	3,703	4,133	4,012	3,936
Net income attributable to common shareowners	1,386	1,439	1,330	397	1,183	1,379	1,480	1,013
Earnings per share of Common Stock:
Basic - net income	$1.75	$1.83	$1.69	$0.50	$1.43	$1.67	$1.80	$1.26
Diluted - net income	$1.73	$1.80	$1.67	$0.50	$1.42	$1.65	$1.78	$1.25
COMPARATIVE STOCK DATA (UNAUDITED)

	2017			2016
(common stock)	High	Low	Dividend	High	Low	Dividend
First quarter	$113.68	$108.18	$0.66	$100.25	$84.66	$0.64
Second quarter	$122.50	$111.93	$0.66	$105.89	$97.21	$0.66
Third quarter	$123.71	$109.55	$0.70	$109.69	$100.10	$0.66
Fourth quarter	$128.12	$116.38	$0.70	$110.98	$98.67	$0.66
Our common stock is listed on the New York Stock Exchange. The high and low prices are based on the Composite Tape of the New York Stock Exchange. There were approximately 18,393 registered shareholders at January 31, 2018.
PERFORMANCE GRAPH (UNAUDITED)
The following graph presents the cumulative total shareholder return for the five years ending December 31, 2017 for our common stock, as compared to the Standard & Poor's 500 Stock Index and to the Dow Jones 30 Industrial Average. Our common stock price is a component of both indices. These figures assume that all dividends paid over the five-year period were reinvested, and that the starting value of each index and the investment in common stock was $100.00 on December 31, 2012.
COMPARISON OF CUMULATIVE FIVE YEAR TOTAL RETURN

	December
	2012	2013	2014	2015	2016	2017
United Technologies Corporation	$100.00	$141.87	$146.39	$125.30	$146.66	$174.62
S&P 500 Index	$100.00	$132.39	$150.51	$152.59	$170.84	$208.14
Dow Jones Industrial Average	$100.00	$129.65	$142.67	$142.98	$166.56	$213.38